Form 20-F
period 2005-12-31
Aries Maritime Transport LTD
filed 2006-06-30
CIK 1322587

`                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(l.c) OR (l.c)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2005

                                       OR

[_]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ____ to ____

                                       OR

[_]       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

             Date of event requiring this shell company report: N/A

                        Commission file number 0001322587


                        ARIES MARITIME TRANSPORT LIMITED
--------------------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                     BERMUDA
--------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)


                       Aries Maritime Transport Limited
--------------------------------------------------------------------------------


                 18 Zerva Nap., Glyfada, Athens 166 75, Greece
--------------------------------------------------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.


                                      NONE
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                     Common Stock par value $0.01 per share


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

      28,416,877 shares of Common Stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

                        Yes |_|       No | X |

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                        Yes |_|        No| X |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes |X|        No|_|

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer|_|  Accelerated filer |_|  Non-accelerated filer |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

                    Item 17   [_]           Item 18 [X]



If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                        Yes |_|       No |X|

                                TABLE OF CONTENTS

                                                                          Page

   ITEM 1.   Identity Of Directors, Senior Management And Advisers...........2

   ITEM 2.   Offer Statistics And Expected Timetable.........................2

   ITEM 3.   Key Information.................................................2

   ITEM 4.   Information On The Company.....................................17

   ITEM 4A.  Unresolved Staff Comments .....................................32

   ITEM 5.   Operating And Financial Review And Prospects...................32

   ITEM 6.   Directors, Senior Management And Employees...................  48

   ITEM 7.   Major Shareholders And Related Party Transactions. ............52

   ITEM 8.   Financial Information. ........................................53

   ITEM 9.   The Offer And Listing..........................................53

   ITEM 10.  Additional Information.........................................53

   ITEM 11.  Quantitative And Qualitative Disclosures About Market Risk.....65

   ITEM 12.  Description Of Securities Other Than Equity Securities ........66

   ITEM 13.  Defaults, Dividend Arrearages And Delinquencies................67

   ITEM 14.  Material Modifications To The Rights Of Security
             Holders And Use Of Proceeds....................................67

   ITEM 15.  Controls And Procedures........................................67

   ITEM 16A. Audit Committee Financial Expert...............................67

   ITEM 16B. Code Of Ethics ................................................67

   ITEM 16C. Principal Accountant Fees And Services ........................68

   ITEM 16D. Exemptions From The Listing Standards For Audit Committees.....68

   ITEM 16E. Purchases Of Equity Securities By The Issuer And Affiliated
             Purchases .....................................................68

   ITEM 17.  Financial Statements...........................................69

   ITEM 18.  Financial Statements...........................................69

   ITEM 19.  Exhibits......................................................104

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

        All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

        o       future operating or financial results;

        o statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs;

        o statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand;

        o       our ability to obtain additional financing;

        o       expectations  regarding the availability of vessel acquisitions;

        o completion of repairs, length of off hire, availability of charters; and

        o       anticipated developments with respect to any pending litigation.

        The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this report.

        Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide crude oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time.

        When used in this report, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not Applicable.

ITEM  2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not Applicable.

ITEM  3. KEY INFORMATION

        Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to Aries Maritime Transport Limited and all of its subsidiaries, and "Aries Maritime Transport Limited" refers only to Aries Maritime Transport Limited and not to its subsidiaries. We use the term deadweight, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term TEU, or TEUs, in describing the size of vessels carrying containers. The size of one TEU is equivalent to 20 feet by 8 feet by 8 feet 6 inches (that is, 5.9 metres by 2.35 metres by 2.39 metres).

A. SELECTED FINANCIAL DATA

        The following table sets forth our selected consolidated and combined financial and other data. The selected consolidated and combined financial data set forth below as of December 31, 2005, 2004 and 2003 and for the periods ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated and predecessor audited combined carve-out financial statements included in this document. The selected consolidated and combined financial and other data may not be indicative of the results we would have achieved had we operated as a public company for the entire period presented or of our future results. This information should be read in conjunction with "Item 5. Operating And Financial Review And Prospects" and our historical consolidated and predecessor combined carve-out financial statements and related notes included elsewhere in this Annual Report. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion in "Item 5. Operating And Financial Review And
Prospects -- Lack of Historical Operating Data for Vessels Before their Acquisition."

                                    December 31,    December 31,    December 31,
                                       2003           2004            2005
                                         (Dollars in thousands except per
                                                    share data)

Income Statement Data (for
  period ending)

Revenue from voyages             $      7,316   $      48,269    $      75,905

Gain on disposal of vessels                --          14,724               --

Commissions                              (150)         (1,189)          (1,323)

Voyage expenses                           (24)           (312)            (224)

Vessel operating expenses              (2,660)        (12,460)         (17,842)

General & administrative expenses         (34)            (75)          (1,649)

Depreciation                           (1,721)        (12,724)         (19,446)

Amortization of drydocking and
  special survey expenses                (271)         (1,552)          (1,958)

Management fees                          (199)           (893)          (1,511)

Net operating income                    2,257          33,788           31,952

Interest expense                       (1,539)         (8,616)         (18,793)

Other income (expenses), net               11             134              662

Change in fair value of
  derivatives                            (215)            (33)             950

Net income                                514          25,273           14,771

Earnings per share (basic and
  diluted)                       $       0.03   $        1.56    $        0.64

Weighted average number of
  shares (basic and diluted)       16,176,877      16,176,877       23,118,466


Balance Sheet Data (at period
  end)

Cash and cash equivalents        $        667   $       5,334    $      19,248

Restricted cash                           109           4,803               10

Total current assets                      890          12,371           22,438

Total assets                           45,534         245,725          377,898

Total current liabilities               4,177          34,666           21,356

Current portion of long-term debt       2,667          21,910               --

Long-term debt, net of current
  portion                              37,743         185,050          183,820

Total liabilities                      45,020         229,072          222,217

Total stockholders' equity                514          16,653          155,681


Other Financial Data (for period
  ending)

Net cash provided by operating
  activities                     $      4,426   $      21,899     $     38,870

Net cash used in investing
  activities                          (41,612)       (161,773)        (115,897)

Net cash provided by financing
  activities                           37,853         144,541           90,941

Net increase in cash and cash
  equivalents                             667           4,667           13,914

Fleet Data (at period end)

Number of products tankers owned            2               7                8

Number of container vessels owned          --               3                5


                                   ADJUSTED EBITDA
                                      Period
                                       from
                                     inception
   (All amounts in thousands          through       Year ended     Year ended
   of  U.S. dollars, unless         December 31,   December 31,   December 31,
   otherwise stated)                  2003            2004           2005

ADJUSTED EBITDA(1)

   NET INCOME                              514       25,273        14,771
   plus Net interest expense             1,534        8,558        18,121
   plus Depreciation and                 1,992        5,221        12,112
   Amortization
   Plus/(minus) Change in                  215           33         (950)
   fair value of derivatives
   ADJUSTED EBITDA                       4,255       39,085        44,054

        (1) We consider Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives. The Company's management uses Adjusted EBITDA as a performance measure. The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by GAAP. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

B.    Capitalization and Indebtedness

      Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

      Not Applicable.

D.    RISK FACTORS

        The following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market and ownership of our common stock. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Industry Specific Risk Factors

Charter rates for products tankers and container vessels are at historically high levels and may decrease in the future, which may adversely affect our earnings.

        If the shipping industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. Our ability to re-charter our vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the products tanker and container vessel markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products and container transportation.

Factors beyond our control may adversely affect the demand for and value of our vessels.

        The factors affecting the supply and demand for products tankers and container vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        The factors that influence the demand for vessel capacity include:

        o       demand for oil and oil products;

        o       changes in oil production and refining capacity;

        o       the globalization of manufacturing;

        o       global and regional economic and political conditions;

        o       developments in international trade;

        o changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

        o       environmental and other regulatory developments;

        o       currency exchange rates; and

        o       weather.

        The factors that influence the supply of vessel capacity include:

        o       the number of newbuilding deliveries;

        o       the scrapping rate of older vessels;

        o       the number of vessels that are out of service; and

        o       port or canal congestion.

        If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

The value of our vessels may fluctuate, adversely affecting our liquidity and causing us to breach our new credit facility.

        Vessel values can fluctuate substantially over time due to a number of different factors, including:

        o general economic and market conditions affecting the shipping industry;

        o       competition from other shipping companies;

        o       the types and sizes of available vessels;

        o       the availability of other modes of transportation;

        o       increases in the supply of vessel capacity;

        o       the cost of newbuildings;

        o       prevailing charter rates; and

        o the cost of retrofitting or modifying second-hand vessels, as a result of charterer requirements, technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

        In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the products tanker and container vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

The market value of our vessels, which are currently at high levels, may decline, which could lead to a default under our loan agreements and the loss of our vessels.

        If the market value of our fleet declines, we may not be in compliance with certain provisions of our new credit facility and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. For instance, if the market value of our fleet declines below 140% of the aggregate outstanding principal balance of our borrowings under our new credit facility, we will not be in compliance with certain provisions of our new credit facility and, as a result, we will not be able to pay dividends and may not be able to refinance our debt or obtain additional financing.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

        Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the
International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

        A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

The shipping industry has inherent operational risks that could negatively impact our results of operations.

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All these hazards can result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. If one of our vessels were involved in an accident with the potential risk of environmental contamination, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our insurance may not be adequate to cover our losses.

        We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance, war risk insurance and off-hire insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations.

        We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

        Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our container shipping business.

        International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

        Since the events of September 11, 2001, U.S. authorities have more than doubled container inspection rates to approximately 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

        It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether carrier companies may seek to pass on certain of the costs associated with any new security procedures to vessel owners. Any additional costs or a decrease in container volumes could have an adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Governments could requisition our vessels during a period of war or emergency without adequate compensation.

        A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

Terrorist  attacks  and  international   hostilities  can  affect  the  shipping
industry, which could adversely affect our business.

        Terrorist attacks like those of September 11, 2001 or war or international hostilities, including those currently underway in Iraq and the Middle East, could adversely affect the world economy, the availability of and demand for crude oil and petroleum products and the charter rates in the products tanker and container vessel markets. Terrorist attacks, such as the attack on the M/T Limburg in October 2002, could also adversely affect our operations and directly impact our vessels or our charterers. We conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

Company Specific Risk Factors

We cannot assure you that we will pay dividends.

        We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our new senior secured credit agreement and those created by Bermuda law.

        Our new credit facility prohibits us from paying a dividend if an event of default under the credit agreement is continuing or would result from the payment of the dividend. Our new credit facility further requires us to maintain specified financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our new credit facility could prevent us from making dividend payment, under certain circumstances.

        Under Bermuda law, we may not declare or pay dividends if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the sum of our liabilities, our issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for our shares in excess of the aggregate par value of such shares). Consequently, events beyond our control, such as a reduction in the realizable value of our assets, could cause us to be unable to make dividend payments.

        We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. We may also enter into new agreements or new legal provisions may be adopted that will restrict our ability to pay dividends. As a result, we cannot assure you that dividends will be paid with the frequency set forth in this Annual Report or at all.

Our historical financial and operating data may not be representative of our future results because we have a limited operating history as a stand-alone entity or as a publicly traded company.

        Our historical financial and operating data may not be representative of our future results because we are a newly formed company with limited operating history as a stand-alone entity or as a publicly traded company. Our combined financial statements included in this document have been carved out of the consolidated financial statements of Aries Energy Corporation, or Aries Energy, a private company which owned and operated two products tankers during the period from March 2003 to December 31, 2003 and seven products tankers and five container vessels during the year ended December 31, 2004. Consistent with shipping industry practice, we have not obtained, nor do we present in this document, historical operating data for our vessels prior to their acquisition. Although our results of operations, cash flows and financial condition reflected in our combined financial statements include all expenses allocable to our business, due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure.

We depend upon a few significant charterers for a large part of our revenues. The loss of one or more of these charterers could adversely affect our financial performance.

        We have historically derived a significant part of our revenue from a small number of charterers. During 2005, all of our revenue was derived from seven charterers, PDVSA Petroleo, S. A., d'Amico Societa di Navigazione, ST Shipping and Transportation Inc., Deiulemar Compagnia di Navigazione S.p.A, CMA CGM S.A., China Shipping Container Lines (Asia) Co. Ltd. and Navigazione Montanari S.p.A. During April 2006, the charters with d'Amico Societa di
Navigazione were terminated and the respective vessels were chartered to Trafigura Beheer B.V. In addition, we took delivery of two newbuilding vessels which we bareboat chartered to companies of the Stena Group, thus increasing the number of our charterers to nine. If we were to lose any of these charterers, or if any of these charterers significantly reduced its use of our services or was unable to make charter payments to us, our results of operations, cash flows and financial condition would be adversely affected.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

        Our charters may terminate earlier than the dates indicated in the section "Our Fleet" in "Item 4. Information on the Company". The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

        We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

        If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, the amounts available, if any, to pay dividends to our shareholders may be significantly reduced or eliminated.

Servicing our debt will substantially limit our funds available for other purposes, such as vessel acquisitions and the payment of dividends.

        We intend to finance future vessel acquisitions through borrowings under our new credit facility. A large part of our cash from operations may be required to pay principal and interest on that debt. Our debt service payments will reduce our funds available for other purposes, including those that may be in the best interests of our shareholders. We cannot assure you that our future cash flows will be adequate to fund future vessel acquisitions or to pay dividends.

Our  new  credit   facility   imposes   significant   operating   and  financial
restrictions.

Our new credit facility requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

o our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

o we must maintain free cash and cash equivalents of no less than 5% of interest bearing debt;

o our current liabilities, excluding deferred revenue, may not exceed our current assets;

o the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and

o the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

o the failure to pay principal, interest, fees, expenses or other amounts when due;

o breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

o       the failure of any representation or warranty to be materially correct;

o the occurrence of a material adverse change (as defined in the credit agreement);

o       the failure of the security documents or guarantees to be effective;

o judgments against us or any of our subsidiaries in excess of certain amounts;

o       bankruptcy or insolvency events; and

o the failure of our principal beneficial equity holders to maintain their investment in us.

Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our new credit facility would prevent us from borrowing additional money under the credit facility and could result in a default under the credit facility. If a default occurs under our credit facility, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Our ability to obtain additional debt financing may depend on the performance of our then existing charters and the creditworthiness of our charterers.

        The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining that capital. Our inability to obtain additional financing or our ability to obtain additional financing at higher than anticipated costs may materially and adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We will depend on Magnus Carriers, a private company, or other management companies to manage and charter our fleet.

        We have contracted the commercial and technical management of all the vessels in our fleet (with the exception of the Chinook), including crewing, maintenance and repairs to the management company, Magnus Carriers. In addition, we expect that we will need to seek approval from our lenders to change our manager. The loss of Magnus Carriers' services or its failure to perform its obligations under the management agreements could materially and adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends. Although we may have rights against Magnus Carriers if it defaults on its obligations to us, our shareholders will not directly share that recourse.

        The ability of Magnus Carriers to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Magnus Carriers' financial strength. Because Magnus Carriers is privately held, it is unlikely that information about its financial strength would become public prior to any default by Magnus Carriers under the management agreements. As a result, an investor in our shares might have little advance warning of problems affecting Magnus Carriers, even though those problems could have a material adverse effect on us.

Magnus Carriers and its affiliates may acquire or charter vessels that compete with our fleet.

        Magnus Carriers and affiliates may acquire or charter additional products tankers and container vessels in the future, subject to a right of first refusal that Magnus Carriers, its principals and affiliates under its control have granted to us. If we do not purchase or charter these vessels, they could compete with our fleet, and Magnus Carriers and its affiliates might be faced with conflicts of interest between their own interests and Magnus Carriers' obligations to us under the ship management agreements.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments.

        We are a holding company, and we have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all our vessels, and payments under the charters with our charterers are made to our subsidiaries. As a result, our ability to satisfy our financial and other obligations and to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We cannot assure you that we will be able to obtain the necessary funds from other sources.

We may not be able to grow or effectively manage our growth.

        A principal focus of our strategy is to grow by expanding our business. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

        o       identify vessels for acquisition;

        o       consummate acquisitions;

        o       integrate  acquired  vessels   successfully  with  our  existing
                operations; and

        o       obtain required financing for our existing and new operations.

        A deficiency in any of these factors could adversely affect our ability to achieve anticipated growth in cash flows or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

        The process of integrating acquired vessels into our operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development and expansion of our existing operations. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Further, if we issue additional common shares, your interest in our company will be diluted, and dividends to you, if any, may be reduced.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations, safety or other equipment standards.

        Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

        In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

Aries Energy, an affiliate, is able to control our company, including the outcome of shareholder votes through its wholly owned indirect subsidiary, Rocket Marine Inc.

        Aries Energy, an affiliate, owns approximately 52% of our outstanding common shares. As a result of this share ownership and for so long as Aries Energy owns a significant percentage of our outstanding common shares, Aries Energy will be able to control or influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible mergers, amalgamations, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamation, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

        We generate all our revenues in U.S. dollars, but our manager, Magnus Carriers, incurs approximately 30% of vessel operating expenses and we incur general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. For example, in the year ended December 31, 2005, the value of the U.S. dollar increased by approximately 13% against the Euro. Our operating results could suffer as a result.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

        We are a Bermuda company. Our memorandum of association and bye-laws and the Companies Act 1981 of Bermuda, or the BCA, as amended, govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company's shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.

        Several provisions of our bye-laws could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These include provisions:

        o authorizing our board of directors to issue "blank check" preference shares without shareholder approval;

        o establishing a classified board of directors with staggered, three-year terms;

        o prohibiting us from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

        o       not permitting cumulative voting in the election of directors;

        o authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares;

        o       limiting   the  persons  who  may  call   special   meetings  of
                shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA; and

        o establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings.

        These provisions could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.

It may not be possible for investors to enforce U.S. judgments against us.

        We and all our subsidiaries are incorporated in jurisdictions outside the U.S. substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

U.S. tax authorities  could treat us as a "passive foreign  investment  company"
which  could  have  adverse  U.S.   federal  income  tax  consequences  to  U.S.
shareholders.

        A foreign corporation will be treated as a "passive foreign investment company", or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        Based on our proposed method of operation, we do not believe that we will be a PFIC. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

        There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

        If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. Holder may be able to make certain tax elections with ameliorate these consequences.

We may have to pay tax on United States source income, which would reduce our earnings.

        Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as our company and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under
Section 883 of the Code and the related Treasury Regulations, which the IRS has adopted and which became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries.

        We expect that we and each of our subsidiaries qualify for this statutory tax exemption, and we take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income.

        For example, Aries Energy Corporation, or Aries Energy (through its wholly owned subsidiary Rocket Marine Inc., or Rocket Marine) owns approximately 52% of our outstanding common shares. We are ineligible to qualify for exemption under Section 883 for any taxable year in which Aries Energy alone or together with other shareholders with a 5% or greater interest in our common shares, or the 5% shareholder group, own 50% or more of our outstanding common shares on more than half the days during such taxable year and we are unable to establish in accordance with the Treasury Regulations that within the 5% shareholder group there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders within such group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year. In order to establish this, qualified shareholders within the 5% shareholder group would have to provide us with certain information in order to substantiate their identity as qualified shareholders. Captain Gabriel Petridis, the 50% beneficial owner of Aries Energy, has agreed to provide us with such information. Notwithstanding this agreement, we may be unable to establish in conformity with the Treasury Regulations that there are sufficient qualified shareholders within the 5% shareholder group to allow us to qualify for exemption under Section 883. Due to the factual nature of the issues involved, we can give no assurances regarding our tax-exempt status or that of any of our subsidiaries.

        If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S. source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Risks Relating to Our Common Stock

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase.

        We cannot assure you that an active trading market for our common shares will be sustained. We cannot assure you of the price at which our common shares will trade in the public market in the future or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above their current market price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares.

        The products tanker and container vessel sectors have been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

Future sales of our common shares could cause the market price of our common shares to decline.

        The market price of our common shares could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common shares.

        Aries Energy owns approximately 52% of our common shares. Aries Energy through Rocket Marine is eligible to sell any of our common shares, directly or indirectly, in the public market following the applicable lock-up period, which expired in December 2005. We have entered into a registration rights agreement with Rocket Marine that entitles it to have all of its remaining shares registered for sale in the public market following the expiration of that restricted period. In addition, these shares could be sold into the public market after one year pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, subject to certain volume, manner of sale and notice requirements. Sales or the possibility of sales of substantial amounts of our common shares by Aries Energy in the public markets could adversely affect the market price of our common shares.

ITEM 4. INFORMATION ON THE COMPANY

A.      History and Development of the Company

        We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company was identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. Our common stock is listed on the Nasdaq National Market under the symbol "RAMS". The address of our principal executive office is 18 Zerva Nap., Glyfada, Athens 166 75, Greece.

        Our primary capital expenditures are in connection with the acquisitions of vessels. Since the date of our incorporation, we have exercised an option to re-acquire two additional container vessels, CMA CGM Seine and CMA CGM Makassar, from an affiliate of Aries Energy and took delivery of the ships in June and July 2005. Also, in October 2005, contracts were entered into for the purchase of two new products tankers, Stena Compass and Stena Compassion. The Stena Compass was delivered in February 2006 and the Stena Compassion in June 2006. In November 2005, we took delivery of the 2001 built product tanker Chinook. As a result of these acquisitions, our fleet now consists of ten product tankers with an aggregate capacity of approximately 575,325 dwt and five container vessels with an aggregate capacity of approximately 12,509 TEU. The aggregate purchase price of the three vessels we acquired in 2005 was $103.2 million. See note 6 to our consolidated and predecessor combined carve-out financial statements included in this report.

B.      Business Overview

Our Fleet

        Our fleet consists of ten products tankers and five container vessels. Our ten product tankers consist of five double-hulled MR tankers, one of which has a cargo-carrying capacity of 41,450 dwt, one which has a cargo-carrying capacity of 41,502 dwt and three of which have a cargo-carrying capacity of 38,701 dwt; four double-hulled Panamax tankers, two of which have a cargo-carrying capacity of 73,400 dwt and two of which have a cargo-carrying capacity of 72,750 dwt; and one double-hulled Aframax tanker, which has a cargo-carrying capacity of 83,970 dwt. Our products tankers are designed to transport several different refined petroleum products simultaneously in segregated coated cargo tanks. These cargoes typically include gasoline, jet fuel, kerosene, naphtha and heating oil, as well as edible oils. The average age of our products tankers is approximately 5.9 years. All our products tankers are currently employed under time charters with remaining terms ranging from approximately a few months, with the exception of the Bora, to four years. Our charterers include PDVSA, the state oil company of Venezuela, ST Shipping, Deiulemar Compagnia di Navigazione S.p.A./Enel S.p.A., Trafigura Beheer B.V. and two companies of the Stena Group (Panvictory Ltd. and Panvision Ltd.).

        Our five container vessels (including the two vessels that we exercised the option to purchase) range in capacity from 1,799 to 2,917 TEU and have an average age of 15.6 years. Container vessels of this size are generally utilized in the North/South trade routes that link Europe and Asia with Latin America, Africa, India, Australia and New Zealand. Our four largest container vessels are also utilized in the East/West trade routes that link Europe with the Far East and the United States. Our smaller container vessel may be employed on the same trade routes or may serve as a feeder vessel trading between hub ports, where larger vessels call, and smaller regional ports. All of our container vessels are currently employed under time charters with remaining terms ranging from approximately two to five years. One of our container vessels is currently chartered with a member of the China Shipping Group, and our remaining container vessels are currently chartered with CMA CGM S.A.

        After our time charters expire, we may employ our vessels under new time charters or in the spot voyage market, between time charters, depending on the prevailing market conditions at that time.

                                                                                                Net Daily
                                          Year                              Charter             Charterhire
Vessel Name                 Size         Built         Charterer           Expiration              Rate              Flag State
Product Tankers
Altius                   73,400 dwt       2004      Deiulemar/Enel         June 2009             $14,860          Marshall Islands
Fortius                  73,400 dwt       2004      Deiulemar/Enel        August 2009            $14,860          Marshall Islands
Nordanvind               38,701 dwt       2001           PDVSA            October 2008           $19,988           Venezuela/ MI
Bora                     38,701 dwt       2000                                                                    Marshall Islands
High Land                41,450 dwt       1992         Trafigura           April 2008            $16,575          Marshall Islands
High Rider               41,502 dwt       1991         Trafigura           April 2008            $16,575          Marshall Islands
Arius ex Citius          83,970 dwt       1986        ST Shipping         August 2006           $18,330(1)        Marshall Islands
Stena Compass            72,750 dwt       2006        Stena Group         August 2008           $18,700(2)            Bermuda
Stena Compassion         72,750 dwt       2006        Stena Group        December 2008          $18,700(2)            Bermuda
Chinook                  38,701 dwt       2001        Navigazione         January 2007           $13,186          Marshall Islands
                                                       Montanari
Container Vessels
CMA CGM Makassar          2,917 TEU       1990          CMA CGM             May 2010             $20,400          Marshall Islands
CMA CGM Seine             2,917 TEU       1990          CMA CGM          September 2010          $20,400          Marshall Islands
ANL Energy (ex CMA        2,438 TEU       1989          CMA CGM            April 2007            $21,954          Marshall Islands
CGM Energy)
CMA CGM Force             2,438 TEU       1989          CMA CGM            June 2007             $21,954          Marshall Islands
Ocean Hope                1,799 TEU       1989      China Shipping         June 2007             $13,956          Marshall Islands
                                                    Container Lines



(1) Plus 50% of profits of over and above $18,800 under profit sharing provisions of our charter agreement with ST Shipping.

(2) Plus additional income under profit sharing provisions of our charter agreement with Stena Group

Vessel Charters

        Our product tankers and container vessels are currently committed under long-term agreements with national, regional and international companies. Pursuant to these agreements, known as charterparties, we provide these companies, or charterers, with a vessel and crew at a fixed, per-day rate for a specified term.

        The charterers under the time charters referenced below are generally responsible for, among other things, the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods), port charges, costs related to towage, pilotage, mooring expenses at loading and discharging facilities and certain operating expenses. The charterers are not obligated to pay us charterhire for off-hire days, which include days a vessel is out of service due to, among other things, repairs or drydockings. Under the time charters, we are generally required, among other things, to keep the related vessels seaworthy, to crew and maintain the vessels and to comply with applicable regulations. We are also required to provide protection and indemnity, hull and machinery, war risk and oil pollution insurance cover. Magnus Carriers performs these duties for us under the ship management agreements.

        Charter periods are typically, at the charterer's option, subject to (1) extension or reduction by between 15 and 60 days at the end of the final charter period and (2) extension by any amount of time during the charter period that the vessel is off-hire. A vessel is generally considered to be "off-hire" during any period that it is out of service due to damage to or breakdown of the vessel or its equipment or a default or deficiency of its crew. Under certain circumstances our charters may terminate prior to their scheduled termination dates. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria.

        Two of our vessels, "Altius" and "Fortius," which are sister ships, are employed under time charters with Deiulemar Compagnia di Navigazione S.p.A ("Deiulemar"), an Italian shipping company, at a daily charter rate of $14,860 per vessel, net of commissions, commencing August and June 2004, respectively. Deiulemar has in turn sub-chartered these vessels to Enel.FTL, an Italian energy company partly owned by the Italian state. Under the Deiulemar charterparties, Deiulemar has the option to purchase 50% of each vessel's equity upon the expiration of the charter for 50% of the difference between $29.5 million and the debt balance on each vessel. If Deiulemar exercises this option, Magnus Carriers will continue to provide technical management services and Deiulemar will have a right of first refusal for the provision of commercial management services for the purchased vessel or vessels. The time charters with Deiulemar for Altius and Fortius are scheduled to expire in August and June 2009, respectively, subject to the typical adjustments discussed above.

        Our vessel, "Nordanvind" is employed under a time charter with PDVSA, S.A. ("PDVSA"), the state oil company of Venezuela. Under the terms of the time charter, PDVSA is required to pay a daily charter rate of $19,988, net of commissions, until October 2008, subject to the typical adjustments discussed above. In June 2006, we withdrew our vessel "Bora" from its charter with PDVSA and began marketing the vessel for a new charter.

        Two of our vessels, "High Land" and "High Rider," which are sister ships, are employed under time charters to Trafigura Beheer B.V., a global trading group involved in the trade, transportation, storage and distribution of oil, oil products, minerals and metals. Trafigura is required to pay a daily charter rate of $16,575 per vessel, net of commissions. The charters will expire in April 2008.

        Our vessel "Arius" (ex "Citius") is employed under a time charter with ST Shipping and Transportation Inc., ("ST Shipping"), the shipping division of Glencore International A.G., a company based in Switzerland. Glencore International A.G. supplies a range of commodities and raw materials to companies in industries such as automotive, power generation, steel production and food processing. Under the terms of the time charter, ST Shipping is required to pay us a basic hire of $18,330 per day, net of commissions. The charterer is also required to pay us additional hire equaling 50% of any trading income (revenue less voyage-related expenses) in excess of $18,800 per day. The charter period to ST Shipping is scheduled to expire in August 2006, subject to the typical adjustments discussed above. The "Arius" has been out of service since December 3, 2005 and has undergone drydocking repairs which we expect to be completed in July 2006.

        Our vessel "Chinook" is employed under time charter to Navigazione Montanari S.p.A., an Italian charterer. Under the terms of the time charter, Navigazione Montanari is required to pay us a daily charter rate of $13,186 net of commissions. The charter expires in January 2007.

        Our vessels "CMA CGM Makassar" and "CMA CGM Seine," which are sister ships, are employed under time charters to CMA CGM S.A. ("CMA CGM"), a worldwide container shipping company based in France. Under the terms of these time charters, CMA CGM is required to pay a daily charter rate of $15,405 per vessel, net of commissions. CMA CGM has agreed to extend the terms of these charters for an additional five years commencing May and September 2005, respectively, subject to the typical adjustments discussed above, both at a daily charter rate of $20,400, net of commissions.

        Two of our vessels, "CMA CGM Energy" and "CMA CGM Force," which are sister ships, are also employed under time charters with CMA CGM. Under the terms of the time charters, CMA CGM is required to pay a daily charter rate of $21,954 per vessel, net of commissions. The time charters to CMA CGM are scheduled to expire in April and June 2007, respectively, subject to the typical adjustments discussed above.

        Our vessel "Ocean Hope" is currently employed under a time charter with China Shipping Container Lines (Asia) Co. Ltd. ("CSCL"), a company within the China Shipping Group, a state-owned Chinese shipping conglomerate. Under the terms of the time charter, CSCL is required to pay a daily charter rate of $13,956, net of commissions. The time charter to CSCL is scheduled to expire in June 2007, subject to the typical adjustments discussed above.

        Our vessels "Stena Compass" and "Stena Compassion" are currently employed under bareboat charters with two companies of the Stena Group (Panvictory Ltd. and Panvision Ltd. respectively). Under the terms of the bareboat charters, the Stena Group companies are required to pay a basic daily charter rate of $18,466 net of commissions. In addition, the Stena Group companies are required to pay an additional hire equal to 30% of the weighted average hire for each quarter after deduction of the basic rate and daily running cost at $5,500. The bareboat charters expire in August 2008 and December 2008 respectively.

        The charterers under the bareboat charters referenced above are generally responsible for the running cost of the vessels, which include, among other things, operation, maintenance, insurance (protection and indemnity, hull and machinery, war risk and oil pollution) and repairs, drydocking and crew. Also, there are no off-hire days under the bareboat charters.

        For the periods ended December 31, 2005, 2004 and 2003, our revenues from product tankers were $39.20 million, $20 million and $7.32 million respectively. For the periods ended December 31, 2005 and 2004, our revenues from container vessels were $27.40 million and $19.20 million respectively. Our 2005 and 2004 revenues exclude Deferred Revenue (for which please refer to the Notes of the Company's Financial Statements). Our fleet did not have any container vessels in 2003.

Fleet Management

        Each of our vessel-owning subsidiaries has entered into a ten-year ship management agreement with Magnus Carriers, which is cancelable by us on two months' prior notice. We expect to cause any subsidiaries owning any vessels we may acquire in the future to enter into a management agreement with Magnus Carriers on substantially similar terms as our existing management agreements. Under these management agreements, Magnus Carriers is responsible for all technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel taxes and other vessel operating activities. Magnus Carriers is also obligated under our management agreements to maintain, at our expense, insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and off-hire insurance.

        As compensation for these services, we pay Magnus Carriers an amount equal to the budgeted vessel operating expenses, which we have established jointly with Magnus Carriers. These initial vessel operating expenses will increase by 3% annually, and are subject to adjustment every three years. The initial annual management fee has been set at $146,000 per vessel. The ship management agreements provide that, if actual vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). On the other hand, if actual vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. Vessel operating expenses are payable by us monthly in advance.

        We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing vessel acquisition opportunities that will fit our strategy. Under the terms of the ship management agreements, Magnus Carriers provides chartering services in accordance with our instructions and we pay Magnus Carriers 1.25% of any gross charterhire and freight paid to us for new charters. In addition, Magnus Carriers will supervise the sale of our vessels and the purchase of additional vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us.

        Magnus Carriers has agreed to indemnify us against the consequences of any failure by Magnus Carriers to perform its obligations under the ship management agreements up to an amount equal to ten times the annual management fee. Any indemnification by Magnus Carriers for environmental matters is limited to the insurance and indemnity coverage it is required to maintain for each vessel under its ship management agreement.

        In addition, as long as Magnus Carriers is our fleet manager, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

        Magnus Carriers is an established ship management company that provides ship management services for affiliated companies, such as our company, as well as third parties including commercial banks. Since its inception in 1997, Magnus Carriers has managed more than 50 vessels, including oil tankers, products tankers, LPG tankers, chemical tankers, container vessels, dry bulk carriers and reefer vessels. Magnus Carriers and its affiliates have offices in Athens, Greece and London, England and have 37 land-based administrative employees and employ more than 400 seafarers on approximately 18 vessels.

Crewing and Employees

      As of December 31, 2005 our wholly-owned subsidiary, AMT Management Ltd., employed 2 employees, all of whom are shore-based. Magnus Carriers Corporation ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

      All of the employees of Magnus Carriers Corporation are subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards. We have not had any labor interruptions with our employees under this collective bargaining agreement.

Environmental and Other Regulation

        Government regulation significantly affects the ownership and operation of our fleet. We are subject to various international conventions and treaties, laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.

        A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our fleet. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

        In recent periods, heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all ships and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Magnus Carriers and Ernst Jacob, the technical manager of our vessel "Chinook", are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

        The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments (the "MARPOL Convention"). The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. The IMO adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single-hulled tankers and more stringent inspection requirements; including, in part, that:

        o tankers between 25 and 30 years old must be of double-hulled construction or of a mid-deck design with double-sided construction, unless: (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

        o       tankers  30  years  old  or  older  must  be  of   double-hulled
                construction or mid-deck design with double sided construction; and

        o       all tankers are subject to enhanced inspections.

        Also, under IMO regulations, a tanker must be of double-hulled construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

        o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

        o commences a major conversion or has its keel laid on or after January 6, 1994; or

        o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

        In April 2001, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers which became effective in September 2002. These regulations require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state administration may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

        However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to a MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

---------------------------------------------------------------------------
Category of Oil Tankers                 Date or Year
---------------------------------------------------------------------------
Category  1 oil  tankers  of 20,000
dwt and above  carrying  crude oil,
fuel  oil,   heavy  diesel  oil  or     April 5, 2005 for  ships  delivered
lubricating  oil as  cargo,  and of     on April 5, 1982 or earlier; or
30,000 dwt and above carrying other     2005  for  ships   delivered  after
oils,  which do not comply with the     April 5, 1982
requirements    for    protectively
located segregated ballast tanks
---------------------------------------------------------------------------
Category 2 - oil  tankers of 20,000
dwt and above  carrying  crude oil,     April 5, 2005 for  ships  delivered
fuel  oil,   heavy  diesel  oil  or     on April 5, 1977 or earlier
lubricating oil as cargo, and of 2005 for ships delivered after 30,000 dwt and above carrying other April 5, 1977 but before January 1,
oils,  which  do  comply  with  the     1978
protectively   located   segregated     2006 for  ships  delivered  in 1978
ballast tank requirements               and 1979
                                        2007 for  ships  delivered  in 1980
and                                     and 1981
                                        2008 for ships delivered in 1982
Category  3 - oil  tankers of 5,000     2009 for ships delivered in 1983
dwt and  above  but  less  than the     2010 for ships delivered in 1984 or
tonnage  specified  for  Category 1     later
and 2 tankers.
---------------------------------------------------------------------------

        Under the revised regulations, the flag state administration may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or their 25th anniversary to ports or offshore terminals.

        The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of deliver for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

        o       the oil tanker conversion was completed before July 6, 1996;

        o the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

        o the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

        In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

        Under regulation 13H, HGO means any of the following:

        o       crude oils having a density at 15(0)C higher than 900 kg/m3;

        o fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

        o       bitumen, tar and their emulsions.

        Under the regulation 13H, the flag state administration may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state administration may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

        The flag state administration may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

        Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

        The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004, and took effect May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI regulations pertaining to nitrogen oxide emissions apply to diesel engines on vessels built on or after January 1, 2000 or diesel engines undergoing major conversion after such date. We believe that all our vessels comply with Annex VI in all material respects as of its effective date. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

        The IMO also has adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS standards.

        Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1994, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely on the safety management system that Magnus Carriers has developed.

        The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that Magnus Carriers has all material requisite documents of compliance for its offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. Magnus Carriers will be required to review these documents of compliance and safety management certificates annually.

        Noncompliance with the ISM Code and other IMO regulations may subject the shipowner to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

        Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $942 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $134 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on June 4, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

        The United States regulates the tanker sector with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of OPA and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

        o       natural resource damages and related assessment costs;

        o       real and personal property damages;

        o net loss of taxes, royalties, rents, profits or earnings capacity;

        o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

        o loss of profits or impairment of earning capacity due to injury, destruction or loss of real property, personal property and natural resources; and

        o       loss of subsistence use of natural resources.

        OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). Under recently proposed legislation, OPA liability limits would be increased to the greater of $1,900 per gross ton or $16.0 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, including adjacent waters, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

        Although OPA is primarily directed at oil tankers, it also applies to non-tanker vessels, such as container vessels, with respect to the fuel carried on board. OPA limits the liability of non-tanker owners to the greater of $600 per gross ton or $500,000 per discharge, which may be adjusted periodically for inflation.

        These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the gross negligence or willful misconduct of the responsible party or the responsible party's agent or employee or any person acting in a contractual relationship with the responsible party. In addition, these limits do not apply if the responsible party or the responsible party's agent or employee or any person acting in a contractual relationship with the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under other laws, including maritime tort law.

        OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has adopted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, combining the OPA limitation on liability of $1,200 per gross ton with the CERLA liability limit of $300 per gross ton. Under those regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum strict liability under OPA and CERCLA. Magnus Carriers has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

        Magnus Carriers has arranged insurance for each of our tankers with pollution liability insurance in the amount of $1 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business and on Magnus Carriers' business, which could impair Magnus Carriers' ability to manage our vessels.

        Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. All of the tankers in our fleet have double hulls.

        OPA also amended the Federal Water Pollution Control Act to require that owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

        o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

        o       describe crew training and drills; and

        o identify a qualified individual with full authority to implement removal actions.

        Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA. The U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Under the management agreement, Magnus Carriers will be responsible for ensuring our vessels comply with any such additional regulations.

        As discussed above, OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries, including adjacent coastal waters. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Additional U.S. Environmental Requirements

        The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the "CAA"), requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

        The Clean Water Act ("CWA") prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

        The National Invasive Species Act ("NISA") was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

        Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

European Union Tanker Restrictions

        In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that accelerates the IMO single hull tanker phase-out timetable and, by 2010 will prohibit all single-hulled tankers used for the transport of oil from entering into its ports or offshore terminals. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned, as of October 21, 2003, all single-hulled tankers carrying heavy grades of oil, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hulled tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that: (1) bans manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and creates an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

        All of the tankers in our fleet are double-hulled; however, because of certain age restrictions and requirements set forth in the regulations described above, the "High Land," the "High Rider" and the "Citius" can trade in European and U.S. waters only until June 2015, July 2015 and June 2014, respectively.

Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

        o on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

        o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

        o       the development of vessel security plans;

        o ship identification number to be permanently marked on a vessel's hull;

        o a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

        o       compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. Magnus Carriers has implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Risk of Loss and Insurance

        The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990, or OPA, which imposes virtually unlimited liability upon owners, operators and charterers of any vessel trading in the United States' exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

        We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all our vessels. The vessels are each covered up to at least fair market value.

        We also arranged increased value insurance for most of our vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the policy in addition to the sum insured under our hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

        Protection and indemnity insurance, which covers our third party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations. This insurance covers third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that compose the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the International Group.

Inspection by a Classification Society

        Our vessels have been certified as being "in-class" by either Nippon Kaijori Kyokai Corp., Lloyds Register of Shipping, Bureau Veritas, Germanischer Lloyd, American Bureau of Shipping and Rina S.p.A., each of which is a member of the International Association of Classification Societies. Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters in the period market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of container ships and owners of products tankers in the Aframax, Panamax and Handymax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Legal Proceedings Against Us

        We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims.
Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position.

C.      Organizational Structure

        Aries Maritime Transport Limited is the sole owner of all outstanding shares of the subsidiaries listed in note 1 of our consolidated and predecessor combined carve-out financial statements included in this report.

D.      Properties, Plants and Equipment

        We lease office space in Athens, Greece, from Domina Petridou O.E., which is owned by Mons S. Bolin, our President and Chief Executive Officer, and Domina Petridou. In November 2005 we entered into a lease agreement with the landowner of 6 years' duration. We refer you to "Our Fleet" above in this item for a discussion of our vessels.

ITEM 4A     Unresolved Staff Comments

Not applicable

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated and predecessor combined carve-out financial statements, which we call our consolidated and combined financial statements, and the related notes, and the other financial and other information included in this document. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. Please read "Forward-Looking Statements" for additional information regarding forward-looking statements used in this document. Reference in the following discussion to "our" and "us" and "the company" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

General

        We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

        The combined financial statements included in this document have been carved out of the consolidated financial statements of Aries Energy, which owned and operated two products tankers during the period from March 2003 to December 31, 2003 and seven products tankers and five container vessels during the year ended December 31, 2004. Results have been included from the respective dates that the vessel-owning subsidiaries came under the control of the shareholders of Aries Energy. Aries Energy's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results. From March 17, 2005, the consolidated financial statements reflect the consolidated results of Aries Maritime.

A.      Operating Results

Important Factors to Consider When Evaluating our Historical and Future Results of Operations

        We acquired our first two vessels, the High Land and the High Rider, in March 2003. These two vessels were the only vessels in our fleet during the period ended December 31, 2003 and were the only vessels in our fleet to operate for the entire year ended December 31, 2004. At various times between April and December 2004, we acquired five products tankers and five container vessels. These ten vessels were placed into service shortly after their respective delivery dates. In December 2004, Aries Energy sold the Makassar and the Seine to an affiliate. As a result of these disposals, our fleet consisted of seven products tankers and three container vessels at December 31, 2004.

        We exercised an option to re-acquire the Makassar and the Seine shortly after the closing of the initial public offering and took delivery of these ships in June and July 2005, respectively. In October 2005, contracts were entered into for the purchase of two new products tankers: two 72,750 dwt vessels, Stena Compass and Stena Compassion. The Stena Compass was delivered in February 2006. The Stena Compassion was delivered in June 2006. In November 2005 we took delivery of the 2001 built products tanker Chinook. As a result of these acquisitions, our fleet consisted of eight products tankers and five container vessels at December 31, 2005.

        The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and oil products and container transportation services.

Lack of Historical Operating Data for Vessels Before their Acquisition

        Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

        Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

        o       obtain the charterer's consent to us as the new owner;

        o       obtain the charterer's consent to a new technical manager;

        o in some cases, obtain the charterer's consent to a new flag for the vessel;

        o       arrange for a new crew for the vessel;

        o replace all hired equipment on board, such as gas cylinders and communication equipment;

        o negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

        o register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

        o       implement a new planned maintenance program for the vessel; and

        o ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

        The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

        Our business is comprised of the following main elements:

        o employment and operation of our products tankers and container vessels; and

        o management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

        The employment and operation of our vessels require the following main components:

        o       vessel maintenance and repair;

        o       crew selection and training;

        o       vessel spares and stores supply;

        o       contingency response planning;

        o       onboard safety procedures auditing;

        o       accounting;

        o       vessel insurance arrangement;

        o       vessel chartering;

        o       vessel hire management;

        o       vessel surveying; and

        o       vessel performance monitoring.

        The  management  of  financial,   general  and  administrative  elements
involved in the conduct of our business and ownership of our vessels requires the following main components:

        o       management  of  our  financial   resources,   including  banking
                relationships, i.e., administration of bank loans and bank accounts;

        o management of our accounting system and records and financial reporting;

        o       administration   of  the  legal  and   regulatory   requirements
                affecting our business and assets; and

        o management of the relationships with our service providers and customers.

Principal Factors that Affect Our Business

        The principal factors that affect our financial position, results of operations and cash flows include:

        o       charter rates and periods of charterhire;

        o vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

        o depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives;

        o financing costs related to our indebtedness, which totalled $183.8 million at December 31, 2005; and

        o       fluctuations in foreign exchange rates.

        The amounts estimated below are not intended to constitute pro forma financial information within the meaning of regulations promulgated by the Securities and Exchange Commission, but in our view, have been determined on a reasonable basis, and reflect our best currently available estimates and judgements. These estimates do not represent actual results and should not be relied upon as being necessarily indicative of future results, and investors are cautioned not to place undue reliance on this information. This financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. This forward-looking financial information has been prepared by us, and is our responsibility.

        You should read the following discussion together with the information contained in the table of vessel information under "Item 4 -- Information on the Company -- Business Overview -- Our Fleet". The net daily charterhire rates detailed in that table under "Charterhire" are fixed rates and all detailed vessels are employed, or in the case of the Stena Compassion contracted to be employed, under period charters. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated.

        Our strategy is to employ vessels on period charters in order to generate stable cash flow over a period of time. All our vessels are employed, or contracted to be employed, on period charters and, with the exception of the Stena Compass and Stena Compassion, are employed on time charters. The Stena Compass and Stena Compassion charters are bareboat charters. The average remaining term under our existing charters on our fleet was 2.5 years as of December 31, 2005 with fixed charterhire rates. Our policy is to carry loss-of-hire insurance, which will provide the equivalent of the charter rate on the vessel in the event that a vessel is off-hire for more than 14 days.

        At the net rates of charterhire detailed in the table under "Our Fleet" in "Item 4. Information on the Company", the total daily net revenue under existing charter agreements was $224,975 as of December 31, 2005. The daily net revenue under our existing charter agreements is augmented by the amortization of the deferred revenue associated with our assumption of charters when acquiring certain vessels. The total daily deferred revenue amortization in respect of the relevant vessels was $43,112 as of December 31, 2005. The recognition of deferred revenue will only continue for the duration of the charters assumed with the acquisitions of the relevant vessels.

        Vessels typically operate for 360 days per year, which is a level commonly used as an industry average, and is in line with our past average number of operating days. The five days of non-operation per year are to provide for time spent in dry-dock and off-hire time. Should a vessel be operational for 355 days, instead of 360 days in any year, charterhire income from that vessel would decrease by 1.4% in that year. We earned revenues, excluding deferred revenue, of $66.6 million in the year ended December 31, 2005. An average 1.4% decrease in charterhire income for the vessels then comprising our fleet would have resulted in a decrease of revenues by $0.9 million to $65.7 million.

        With regard to total vessel operating expenses, defined as the sum of the vessel operating expenses, amortization of actual dry-docking and special survey expenses and management fees, the ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, for the twelve vessels managed by Magnus Carriers set out the initial twelve months agreed total daily vessel operating expenses. For further information on the ship management agreements with Magnus Carriers please read, "Technical and Commercial Management of Our Fleet" in "Item 5. Operating And Financial Review And Prospects." Any variance between the agreed total vessel operating expenses and the actual total vessel operating expenses will be shared equally between Magnus Carriers and us. The daily operating expenses detailed in the table under "Our Fleet" in the column headed "Daily total vessel operating expenses" represent the initial agreed vessel operating expenses under our management agreements with Magnus Carriers, with the exception of the daily operating expense detailed for Chinook, which is the actual daily vessel operating expense for the period from its delivery on November 30, 2005 to December 31, 2005, as this vessel is not managed by Magnus Carriers. Chinook is subject to a ship management agreement with an unrelated company, which contains no variance sharing arrangement. Stena Compass, which was delivered on February 14, 2006 and Stena Compassion, which was delivered in June 2006, are both employed on bareboat charters and under such contracts the charterer is responsible for vessel operating expenses.

        The main factors that could increase vessel operating expenses are crew salaries, insurance premiums, dry-docking and special survey costs, spare parts orders, repairs that are not covered under insurance policies and lubricants prices. The ship management agreements provide for a cost of inflation increase in vessel operating expenses of 3% per annum and are subject to adjustment every three years.

        On the basis of total vessel operating expenses for the twelve ships subject to the management agreements with Magnus Carriers, at the initial level contained in those management agreements as set out in the table of vessel information under "Our Fleet," the aggregate of the daily total vessel operating expenses, at the inception of our management arrangements, is $57,400 for the first twelve months of the management agreements.

        In the period from the date the management agreements on the twelve ships under Magnus Carriers management became effective, until December 31, 2005, we incurred vessel operating expenses and management fees totaling $12.5 million. Under the management agreements with Magnus Carriers, the initial vessel operating expenses and management fees for the same period were expected to total $10.8 million. The "Vessel operating expenses" in our consolidated and combined financial statements for the year ended December 31, 2005 have been adjusted to reflect the variance sharing contribution due from Magnus Carriers of $0.8 million under the terms of the management agreements. The management agreements with Magnus Carriers on the twelve ships under their management became effective from June 8, 2005, with the exception of CMA CGM Seine and CMA CGM Makassar, which became effective June 24, 2005 and July 15, 2005 respectively.

Revenues

        At December 31, 2005, all our revenues were derived from the period charters of our eight products tankers and five container vessels. Our vessels are currently chartered to reputable charterers with remaining periods ranging from approximately five months to 4.5 years, with an average of approximately
2.5 years as of December 31, 2005. Our vessels have been employed with these charterers for periods ranging from 1.5 years to 3.9 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

        Our revenues for the period ended December 31, 2005 reflect the operation of seven products tankers and three container vessels for the entire year. During the year ended December 31, 2005, we took delivery of one additional products tanker and two container vessels, which increased our revenues for that period in relation to the same period during the prior year.

        Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value period charter. We value the liability upon acquisition of the vessel by determining the difference between the market charter rate and assumed charter rate, discounting the result using our weighted average cost of capital and record the balance as deferred revenue, amortizing it to revenue over the remaining life of the period charter.

Commissions

        Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 3.75%, with an average of 2.75%.

Gain on Disposal of Vessels

        Gain on disposal of vessels is the difference between the net proceeds received from the sale of vessels and their net book value at the date of sale.

 Vessel Operating Expenses

        Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses."

        Certain vessel operating expenses are higher during the initial period of a vessel's operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation

        Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

        Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest Expenses

        Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives

        At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

        Foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

        Twelve of our  vessel-owning  subsidiaries  entered into  ten-year  ship management agreements with Magnus Carriers, a related party, to provide primarily for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, dry-docking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities. These ship management agreements are cancellable by the vessel-owning subsidiaries with two months' notice, while Magnus Carriers has no such option.

        Under the ship management agreements, we pay Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we have established jointly with Magnus Carriers, and which range from $4,400 to $5,100 per vessel per day initially. The budgeted total vessel operating expenses, which include the management fees paid to Magnus Carriers of $146,000 per annum per vessel, will increase by 3% annually and will be subject to adjustment every three years. The ship management agreements provide that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally.

        We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers will supervise the sale or purchase of vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time. In the case of the Chinook, whose ship management agreement with an unrelated ship management company is for technical and operational vessel management only, we have entered into a separate commercial management agreement with Magnus Carriers for the provision of commercial and vessel accounting services for a fixed fee of $60,000 per annum.

        In addition, as long as Magnus Carriers is managing vessels in our fleet, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Results of Operations

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenues

        Total revenues increased by approximately 57% to $75.9 million in the year ended December 31, 2005 compared to $48.3 million in the year ended December 31, 2004. This increase is primarily attributable to the growth of the Company's fleet and associated increase in operating days during the year ended December 31, 2005. We have also recognized in our total revenues $1.8 million of provisions for a cargo claim, speed claims and off-hire periods based on a review of all outstanding trade receivables at the year ended December 31, 2005.

        At various dates between April and December 2004, we took delivery of ten vessels: five products tankers and five container vessels. Since their respective dates of delivery, each of these vessels has operated under time charters. In December 2004 Aries Energy sold the CMA CGM Seine and CMA CGM Makassar. Revenue from the employment of the ten vessels delivered during the year ended December 31, 2004 was $30.1 million and revenue from the High Land and High Rider, which were the only vessels to operate for the entire year ended December 31, 2004, was $9.1 million. The company benefited from a full year of operation of these vessels during 2005.

        During the year ended December 31, 2005 we acquired one product tanker, Chinook, two container vessels, CMA CGM Seine and CMA CGM Makassar and contracts were entered into for the purchase of two new products tankers, Stena Compass and Stena Compassion. Stena Compass was delivered in February 2006 and Stena Compassion was delivered in June 2006. Revenue from the three vessels delivered during the year ended December 31, 2005 was $10.8 million and revenue from the other vessels in the fleet was $65.1 million.

        Of the total revenue earned by our vessels during the year ended December 31, 2005, 57% was earned by our products tankers and 43% by our container vessels.

        We have recognized $9.3 million of deferred revenue during the year ended December 31, 2005 compared to $9.1 million the year ended December 31, 2004, as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters were at set charter rates, which were less than market rates at the date of the vessels' acquisition. This increase was primarily due to the acquisition of the products tanker Chinook in November 2005.

Commissions

        Chartering commissions increased by approximately 8% to $1.3 million in the year ended December 31, 2005, compared to $1.2 million in the year ended December 31, 2004. This increase is primarily due to the aggregate effect of an increase in operating days associated with growth of the Company's fleet and reduced chartering commissions paid to Magnus Carriers following implementation of new ship management agreements during the year ended December 31, 2005.

Vessel operating expenses

        Vessel operating expenses increased by approximately 42% to $17.8 million during the year ended December 31, 2005, compared to $12.5 million during the year ended December 31, 2004. This increase is primarily due to the aggregate effect of the growth of the Company's fleet and associated increase in operating days, together with the implementation under the new ship management agreements of our arrangement with Magnus Carriers to share equally in expenses in excess of the budgeted amounts. Excluding the budget variance sharing arrangement, total vessel operating expenses were $18.7 million for the year ended December 31, 2005.

        Total vessel operating expenses for the vessels delivered during the year ended December 31, 2005 were $2.2 million.

        Of the total vessel operating expenses during the year ended December 31, 2005, 59% was incurred by our products tankers and 41% by our container vessels.

General & Administrative Expenses

        General and administrative expenses were $1.6 million in the year ended December 31, 2005. Before the initial public offering the main elements of general and administrative expenses, such as executive and director compensation, audit fees, liability insurance premium and company administration costs, were accounted for within the administrative costs of the ship management company.

Depreciation and Amortization

        Depreciation increased by approximately 53% to $19.4 million during the year ended December 31, 2005 compared to $12.7 million during the year ended December 31, 2004. Amortization of dry-docking and special survey costs increased by 27% to $1.9 million in the year ended December 31, 2005, compared to $1.5 million in the year ended December 31, 2004. These increases are primarily due to the growth of the Company's fleet and associated increase in operating days.

Management Fees to Related Party

        Management fees paid to Magnus Carriers increased by 67% to $1.5 million in the year ended December 31, 2005 compared to $0.9 million of the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days, together with the payment of the management fees contained in the new ship management agreements.

Interest Expense

        Total interest expense increased by approximately 119% to $18.8 million during the year ended December 31, 2005, compared to $8.6 million during the year ended December 31, 2004. Interest expense on loans increased by approximately 47% to $9.0 million, compared to $6.1 million for the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in financing days. Interest expense relating to amortization of deferred financing costs increased by approximately 327% to $9.4 million during the year ended December 31, 2005, compared to $2.2 million during the year ended December 31, 2004. This increase is primarily due to the acceleration of amortization of deferred financing costs and debt discount. Interest expense incurred from discounting the deferred revenue expense increased by approximately 33% to $0.4 million during the year ended December 31, 2005, compared to $0.3 million during the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet.

Interest Rate Swaps

        The marking to market of our three interest rate swaps in effect as of December 31, 2005 resulted in a gain of $0.95 million, compared with a loss as of December 31, 2004 of $0.03 million, due to the change in fair value over the period. Interest rates were higher at the end of December 2005, compared with the end of December 2004.

Net Income

        Net income was $14.8 million in the year ended December 31, 2005, compared to $25.3 million in the year ended December 31, 2004, a decrease of 41%. This decrease is primarily due to there being no disposal of vessels during the year ended December 31, 2005 compared with a gain on disposal of vessels of $14.7 million during the year ended December 31, 2004.

Year Ended December 31, 2004 Compared to the Period Ended December 31, 2003

Revenues

        Total revenues increased by approximately 560% to $48.3 million in the year ended December 31, 2004 compared to $7.3 million in the period ended December 31, 2003. This increase is attributable to the growth in our fleet during the year ended December 31, 2004. The High Land and High Rider, which were acquired in March 2003, were the only two vessels in our fleet operating during the period ended December 31, 2003 and the entire year ended December 31, 2004. The charterhire rate earned by High Rider and High Land during the period ended December 31, 2003 and the year ended December 31, 2004 was unchanged, at $12,838 net daily.

        At various dates between April and December 2004, we took delivery of ten vessels: five products tankers and five container vessels. Since their respective dates of delivery, each of these vessels has operated under time charters. Revenue from the ten vessels delivered during the year ended December 31, 2004 was $30.1 million and revenue from the High Land and High Rider was $9.1 million.

        Of the total revenue earned by our vessels during the year ended December 31, 2004, 51% was earned by our products tankers and 49% by our container vessels.

        We have recognized $9.1 million of revenue as a result of the assumption of charters associated with certain vessel acquisitions during 2004. These assumed charters had charter rates, which were less than market rates at the date of the vessels' acquisition.

Gain on Disposal of Vessels

        In December 2004, Aries Energy completed the sale of the Makassar and Seine to International Container Ships KS, an affiliate of Aries Energy, for an amount of $32.5 million each. The proceeds consisted of cash of $30 million each, an amount of $1.5 million each paid directly to shareholders and deferred consideration of $1 million each. The deferred consideration was due and payable in one balloon payment on December 21, 2010, the final maturity date of the loan advanced to the buyers or upon sale or total loss of the vessel and interest was charged on the balance at 3.5% per annum. The vessels had a net book value of $55.8 million in total and a related deferred revenue of $5.7 million in total. A total gain on sale of $14.7 million was recorded. In a separate transaction and subsequent to the sale we entered into an option, or obligation on successful completion of the initial public offering, to purchase both vessels. We subsequently re-acquired both vessels. In the period ended December 31, 2003, there were no disposals of vessels.

Commissions

        Chartering commissions increased by approximately 700% to $1.2 million in the year ended December 31, 2004, compared to $0.15 million in the period ended December 31, 2003. This increase is attributable to the growth in our fleet during the year ended December 31, 2004.

Vessel operating expenses

        Total vessel operating expenses increased by approximately 363% to $12.5 million during the year ended December 31, 2004, compared to $2.7 million during the period ended December 31, 2003. This increase is also attributable to the growth in our fleet during the year ended December 31, 2004, during which we took delivery of ten vessels. Vessel operating expenses of the High Land increased from $1.5 million to $1.6 million from the period ended December 31, 2003 to the year ended December 31, 2004. Vessel operating expenses of the High Rider increased from $1.4 million to $1.6 million from the period ended December 31, 2003 to the year ended December 31, 2004. This increase was substantially due to the different period of ownership in the respective periods. Vessel operating expenses for the ten vessels delivered during the year ended December 31, 2004 were $9.4 million.

        Of the total vessel operating expenses during the year ended December 31, 2004, 54% was incurred by our products tankers and 46% by our container vessels.

General & Administrative Expenses

        General and administrative expenses were $75,000 in the year ended December 31, 2004. This comprises only general and administrative expenses incurred by the vessel owning subsidiaries. Before the initial public offering the main elements of general and administrative expenses, such as executive and director compensation, audit fees, liability insurance premium and company administration costs, were accounted for within the administrative costs of the ship management company.

Depreciation and Amortization

        Depreciation increased by approximately 647% to $12.7 million during the year ended December 31, 2004 compared to $1.7 million during the period ended December 31, 2003. Amortization of dry-docking and special survey costs increased by 400% to $1.5 million in the year ended December 31, 2004, compared to $0.3 million in the period ended December 31, 2003. These increases are attributable to the growth in our fleet during the year ended December 31, 2004.

Management Fees to Related Party

        Management fees paid to Magnus Carriers increased by 350% to $0.9 million in the year ended December 31, 2004 compared to $0.2 million of the period ended December 31, 2003. This increase is attributable to the growth in our fleet during the year ended December 31, 2004.

Interest Expense

        Total interest expense increased by approximately 473% to $8.6 million during the year ended December 31, 2004, compared to $1.5 million during the period ended December 31, 2003, due to the increase in term loans incurred to finance the acquisition of the ten vessels added to our fleet and due to interest expense incurred from discounting the deferred revenue in 2004.

Interest Rate Swaps

        The marking to market of our four interest rate swaps in effect as at December 31, 2004 resulted in a total charge to income of $0.03 million, compared with a total charge to income as at December 31, 2003 of $0.2 million, due to the change in fair value over the period. Interest rates were higher at the end of 2004, compared with the end of 2003.

Net Income

        Net income was $25.3 million in the year ended December 31, 2004, compared to $0.5 million in the period ended December 31, 2003, an increase of 4,960%. This increase is attributable to the growth in our fleet during the year ended December 31, 2004.

B.      Liquidity and Capital Resources

Overview

        We operate in a capital intensive industry. During the year ended December 31, 2005 we refinanced our debt obligations existing at the time of the initial public offering in June 2005, took delivery of the two additional container vessels, which we had an option to acquire at the time of the initial public offering, paid deposits on two products tanker purchase contracts for the Stena Compass and Stena Compassion and took delivery of a further products tanker, all from the net proceeds of the initial public offering and borrowings under our senior secured credit facility, which we entered into in June 2005 and which we refer to as our existing credit facility. As of December 31, 2005 our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our existing credit facility agreement,
(5) maintenance of cash reserves to provide for contingencies, (6) payment of dividends and (7) completion of the purchase contracts for the Stena Compass and Stena Compassion.

        We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our existing credit facility and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of funds under our existing credit facility will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.

        We refinanced all our indebtedness under our existing credit facility on April 27, 2006 with a new fully revolving credit facility of $360 million, which we refer to as our new credit facility and provides for the long term financing of the three products tanker acquisitions made in 2005 and provides approximately $75 million of undrawn commitment to enable future growth of the Company through further vessel acquisitions. Our longer term liquidity requirements include repayment of the outstanding debt under our new credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new credit facility matures in April 2011. For further information on our new credit facility please read, "Our New Fully Revolving Credit Facility" below.

Cash flows

        As of December 31, 2005 and December 31, 2004, we had cash of $19.3 million and $10.1 million, respectively. In the year ended December 31, 2005, our net cash provided by operating activities was $38.9 million, compared with $21.9 million during the year ended December 31, 2004. This is primarily due to the growth of the Company's fleet and associated increase in operating days.

        As of December 31, 2004 and December 31, 2003, we had cash of $10.1 million and $0.8 million, respectively. In the year ended December 31, 2004, our net cash provided by operating activities was $21.9 million, compared with $4.4 million during the period ended December 31, 2003. This is primarily a result of the increase in net income of $24.8 million and increase in depreciation of $11 million.

        In the year ended December 31, 2005, our net cash used in investing activities was $115.9 million, compared with $161.8 million in the year ended December 31, 2004. In each of these years, our investing activities primarily related to funding our investments in our vessels. During the year ended December 31, 2005, we purchased five vessels compared with the year ended December 31, 2004, during which we purchased eight vessels.

        In the year ended December 31, 2004, our net cash used in investing activities was $161.8 million, compared with $41.6 million in the period ended December 31, 2003. In each of these periods, our investing activities related to funding our investments in our vessels: two of our products tankers were acquired in March 2003, and five additional products tankers and five container vessels were delivered at various times in 2004. In the year ended December 31, 2004, proceeds from the disposal of vessels of $59.9 million contributed to our net cash used in investing activities.

        In the year ended December 31, 2005, our net cash provided by financing activities was $90.9 million, compared to $144.5 million in the year ended December 31, 2004. The net cash provided by financing activities related primarily to the net proceeds of the initial public offering and drawings of new debt under our existing credit facility, which was used in the refinancing of existing debt and related obligations and payment of $6.5 million in settlement of the participation liability. The participation liability related to additional participation arrangements under a fee agreement related to certain of the loans outstanding with the Bank of Scotland as of December 31, 2004.

        In the year ended December 31, 2004, our net cash provided by financing activities was $144.5 million, compared to $37.9 million in the year ended December 31, 2003. The net cash provided by financing activities related to funding our investments in our vessels.

Indebtedness

        We had long-term debt outstanding of $183.8 million at December 31, 2005, compared with $214.6 million at December 31, 2004. Our long-term debt at December 31, 2005 represents amounts borrowed under our existing credit facility, which is comprised of a term loan and a revolving acquisition facility. As of December 31, 2005, borrowings under our existing credit facility bore annual interest rates, excluding the margin, of 4.25% for the term loan facility and 4.35% for the revolving acquisition facility.

        We use interest rate swaps to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read "--Quantitative and Qualitative Disclosures--Interest Rate Exposure," below.

        We entered into our existing credit facility in June 2005. The facility consists of a $140 million drawn term loan facility and a $150 million revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005.

        Borrowings under the revolving acquisition facility could only be used to fund the purchase price (and, with respect to new buildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that met the following requirements:

        o each vessel must be a double-hulled crude or products tanker or container vessel;

        o each vessel must be no older than 12 years old at the time of acquisition;

        o each vessel's purchase price may not exceed its fair market value;

        o each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and

        o each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

        Revolving loans under the acquisition facility could be incurred from time to time prior to June 3, 2007.

        If the total amount borrowed under the facilities exceeded 55% of the fair market value of the collateral vessels, we would be unable to borrow further amounts under the acquisition facility until we either prepaid some of the debt or the fair market value of the collateral vessels increases. We would be able to borrow further amounts under the acquisition facility again once the total amount borrowed under the facilities no longer exceeded 55% of the fair market value of the collateral vessels. If a vessel became a total loss or is sold, no further amounts could be borrowed until we had prepaid an amount equal to the aggregate principal amount outstanding under the term loan and acquisition facility by a fraction of which the numerator is the fair market value of the vessel lost or sold and the denominator is the fair market value of our fleet.

        Our obligations under the existing credit facility were secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we would subsequently acquire. In addition, the lenders had a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the existing credit facility were also guaranteed by all subsidiaries that had an ownership interest in any of our vessels.

        The term loan was payable in full in one instalment in June 2009. Borrowings under the revolving acquisition facility were repayable in quarterly instalments commencing nine months after a vessel acquisition, unless:

        o at least 60% of the principal amount of a revolving loan had been repaid, in which case no payment needed be made until the earlier of (1) the date on which the vessel that the relevant borrowing was used to acquire is 15 years old and (2) June 3, 2009; or

        o a vessel had not been chartered for a minimum of 12 months with a reputable charterer within 6 months of the relevant drawdown, in which case at least 75% of the purchase price of that vessel needed be repaid within 9 months of its acquisition.

        The amortization period for each loan under the acquisition facility was equal to the difference between 15 years and the age of the vessel that the loan was used to acquire. All amounts that remain outstanding under the acquisition facility in June 2009 would be due at such time.

        Indebtedness under the term loan and the acquisition facility bore interest at an annual rate equal to LIBOR plus a margin equal to:

        o 1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, was less than 60%; and

        o 1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, was equal to or greater than 60%.

        The interest rate on overdue sums was equal to the applicable rate described above plus 2%.

        We paid a one-time arrangement fee of approximately $2.0 million at the closing of the facility in June 2005 and incurred an annual commitment fee equal to 0.5% per annum of the unused commitment of each lender under the acquisition facility. We could have prepaid all loans under the existing credit facility without premium or penalty other than customary LIBOR breakage costs.

        We were subject to certain financial covenants as of the end of each fiscal quarter, including the following:

        o our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, should be no less than 35%;

        o we should maintain cash and cash equivalents of no less than the higher of (1) the amount of interest and principal scheduled to be repaid in the following two quarters and (2) $5 million, which increases by $1.25 million per year and by an additional $800,000 for every $10 million borrowed under the revolving acquisition facility;

        o our current at the time liabilities should not exceed our current assets;

        o       the  ratio  of  EBITDA   (earnings   before   interest,   taxes,
                depreciation and amortization) to interest expense should be no less than 3.00 to 1.00 on a trailing four quarter basis; and

        o the aggregate fair market value of our vessels should be no less than 145% of the aggregate outstanding loans under the facility.

        In addition, Magnus Carriers was required to maintain a credit balance in an account opened with the lender of at least $1 million. The existing credit facility also required our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

        We were prohibited from declaring dividends if any event of default, as defined in the existing credit facility, occurred or would result from such declaration. Each of the following would constitute an event of default under the existing credit facility:

        o the failure to pay principal, interest, fees, expenses or other amounts when due;

        o breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

        o the failure of any representation or warranty to be materially correct;

        o the occurrence of a material adverse change (as defined in the credit agreement);

        o the failure of the security documents or guarantees to be effective;

        o judgments against us or any of our subsidiaries in excess of certain amounts;

        o       bankruptcy or insolvency events; and

        o the failure of our principal beneficial equity holders to maintain their investment in us.

        We had long-term debt, stated gross of debt discount, outstanding of $214.6 million at December 31, 2004, compared with $43 million at December 31, 2003. Our long-term debt represented amounts borrowed by our vessel-owning subsidiaries to acquire the vessels we owned at December 31, 2004. As of December 31, 2004, borrowings under the various loan agreements bore annual interest rates ranging between 3.29% and 4.02% and were repayable over various periods ranging from one year to seven years.

        In addition, in connection with certain debt agreements entered into during the year ended December 31, 2004, certain of our vessel-owning subsidiaries agreed to pay the lender 50% of the difference between: (a) the sum of their aggregate cumulative earnings net of expenses plus any insurance proceeds and proceeds from vessel sales, and (b) the sum of their aggregate indebtedness plus $9 million. Under this agreement, as amended, certain of our vessel-owning subsidiaries had an option, exercisable within three years of the date of the agreement, to pay $6.5 million in full settlement of their obligations under this agreement.

Our New Fully Revolving Credit Facility

        On April 3, 2006 we entered into a new $360 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers ("the new credit facility"). We have used the new credit facility to (i) refinance our existing $140 million drawn term loan; (ii) refinance our existing revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the Stena Compass and (iii) was further drawn in June 2006 in the amount of $50.5 to complete the purchase of the Stena Compassion. The new credit facility has a five year term and is subject to fixed reductions during the five years. The other main terms and conditions of the new credit facility are as follows:

        Borrowings under the new credit facility can be used to fund the purchase price (and, with respect to new buildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

        o each vessel must be a double-hulled crude or products tanker or container vessel;

        o each vessel must be aged 8 years or less, or such other age as may be agreed by the lenders, at the time of acquisition;

        o each vessel's purchase price may not exceed its fair market value;

        o each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and

        o each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

        The new credit facility may also be used to the extent of $5 million for general corporate purposes.

        For the first thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 65% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 65% of the fair market value of the collateral vessels. For the second thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 60% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 60% of the fair market value of the collateral vessels. If a vessel becomes a total loss or is sold, no further amounts may be borrowed under this agreement, except for advances for additional ships already approved by the lenders, until we have applied the full sale or insurance proceeds in repayment of the facility, unless the lenders otherwise agree.

        Our obligations under the new credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

        The $360 million commitment contained in the credit agreement is subject to a $11 million reduction every six months from the April 3, 2006 closing date, with the remaining commitment, after nine equal semi-annual reductions of $11 million, of $261 million to be reduced to zero or repaid in full in one instalment in April 2011.

        Indebtedness under the new credit facility will bear interest at an annual rate equal to LIBOR plus a margin equal to:

        o 1.125% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 50%; and

        o 1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50% but less than 60%; and

        o 1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 60% but less than 65%; and

        o 1.5% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 65%.

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

        We will pay a one-time arrangement fee of approximately $2.3 million at the initial draw down of the facility expected in April 2006 and incur an annual commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

        The new credit facility will require us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

        o our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

        o we must maintain free cash and cash equivalents of no less than 5% of interest bearing debt;

        o our current liabilities, excluding deferred revenue, may not exceed our current assets;

        o       the  ratio  of  EBITDA   (earnings   before   interest,   taxes,
                depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and

        o the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

        In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The new credit facility also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

        Our new credit facility prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

        o the failure to pay principal, interest, fees, expenses or other amounts when due;

        o breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

        o the failure of any representation or warranty to be materially correct;

        o the occurrence of a material adverse change (as defined in the credit agreement);

        o the failure of the security documents or guarantees to be effective;

        o judgments against us or any of our subsidiaries in excess of certain amounts;

        o       bankruptcy or insolvency events; and

        o the failure of our principal beneficial equity holders to maintain their investment in us.

C.      Research and development, patents and licenses

Not Applicable

D.      Trend Information

Not Applicable

E.      Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.      Tabular Disclosure of Contractual Obligations

        As of December 31, 2005 significant existing contractual obligations and contingencies consisted of our obligations as borrower under our existing credit facility and agreements entered into to purchase vessels. In addition, we had contractual obligations under interest rate swap contracts and ship management agreements.

 Long-Term Financial Obligations and Other Commercial Obligations

        The following table sets out long-term financial and other commercial obligations, outstanding as of December 31, 2005 (all figures in thousands of U.S. Dollars):

Payment Due by Period

                                                           Less than                                  More than
Contractual Obligations                         Total        1 year       1-3 years     3-5 years      5 years
-----------------------                         -----        ------       ---------     ---------      -------
Long-term debt obligation(1)                  183,820              -            -             -         183,820

Interest payments(2)                           65,147         10,147       20,294        34,706               -

Vessel operating expenses(3)                  223,821         19,524       40,823        43,309         120,165

Management fees(4)                             20,669          1,992        3,759         3,952          10,966

Rental agreement (5)                              393             59          127           139              68

Purchase contracts (6)                        100,980        100,980            -             -               -

TOTAL                                         594,830        132,702       65,003        82,106         315,019


----------
Notes:

(1) Refers to our obligations to repay the indebtedness outstanding as of December 31, 2005.

(2) Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2005, assuming a weighted average interest rate of 5.52% per annum.

(3) Refers to our obligations under the 10-year ship management agreements that twelve of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual initial vessel operating expenses for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2006. The vessel operating expenses are subject to adjustments every three years and thus may vary.

(4) Refers to the management fees payable to Magnus Carriers under the 10-year ship management agreements. These figures represent the aggregate amount of the individual initial vessel management fees for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2006. The commercial management fees paid to Magnus Carriers and the technical management fees paid to Ernst Jacob in respect of the Chinook are also included.

(5) Refers to our obligations under a rental agreement for office space for the Company.

(6) Refers to our agreement to pay the balance of the purchase price of the Stena Compass and Stena Compassion.


Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

        Our debt obligations under our existing credit facility bear interest at LIBOR plus a margin ranging from 1.25% to 1.375%. Increasing interest rates could adversely affect our future profitability. We entered into three interest swap transactions with three banks during 2005. Under these swap agreements we have limited the interest rate we pay on our term loan of $140 million to a maximum of 4.885% per annum, excluding the margin, with effect from January 3, 2006 and until the swap agreements mature in June 2009.

        A 100 basis point increase in LIBOR would have resulted in an increase of approximately $1.8 million in our interest expense for the year ended December 31, 2005.

Foreign Exchange Rate Exposure

        Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies, primarily Euros.

        We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. As of December 31, 2005, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses by approximately $58,000.

 Critical Accounting Policies

        Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our consolidated and predecessor combined carve-out financial statements included herein.

        Our financial position, results of operations and cash flows include all expenses allocable to our business, but may not be indicative of the results we would have achieved had we operated as a public entity under our current chartering, management and other arrangements for the entire periods presented or for future periods.

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated and combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

        Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful life, which is estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies and it represents the most reasonable useful life for each of the vessels. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel's useful life is adjusted to end at the date such regulations become effective.

        In the year ended December 31, 2005, a one year reduction in useful life would increase our total depreciation charge by $2.0 million.

        If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

        We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Dry-docking and Special Survey Costs

        Our vessels are required to be dry-docked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

        We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

        Revenues are generated from time charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

        Charter revenues are recorded over the term of the charter as service is provided. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

        In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

        These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

        Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of SFAS 151 will have a material impact on the Group's (defined in note 1 to the predecessor combined carve-out and consolidated financial statements) financial position, results of operations or cash flows.

        In  December  2004,  the  FASB  issued  SFAS  No.  153,   "Exchanges  of
Non-Monetary Assets - An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 ("APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Group's financial position, results of operations or cash flows.

        In March 2005, the Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Group cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This statement is effective for the Group for the fiscal year beginning on January 1, 2006.

        On November 3, 2005,  the Financial  Accounting  Standards  Board issued
Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also states that impairment of investments in debt securities must be assessed on an individual basis. Adoption of this interpretation is not expected to have a significant effect on the Group's statement of financial position or results of operations. This statement will be effective for the Group for fiscal years beginning after December 15, 2005.

Subsequent Events

Credit facility

        With effect from March 1, 2006 the Group voluntarily reduced its existing $150 million revolving credit facility to $145 million.

        The Group entered into a new $360 million revolving credit facility on April 3, 2006. The $360 million facility, which has a term of five years, is to be used to replace the current $140 million term loan facility and $150 million revolving credit facility.

Dividend

        On February 13, 2006 the Directors of Aries Maritime declared a dividend of $0.35 per share in respect of the fourth quarter of 2005. The dividend was paid on March 9, 2006 to shareholders on record as of February 23, 2006.

        Further, on May 8, 2006 the Directors of Aries Maritime declared a dividend of $0.14 per share in respect of the first quarter of 2006. The dividend was paid on May 31, 2006 to shareholdes on record as of May 19, 2006.

New Acquisitions

        The Company took delivery of two newbuilding tanker vessels, the Stena Compass and the Stena Compassion in February and June 2006 respectively.

Interest Rate Swap

        On April 7, 2006 the interest rate swap with Fortis Bank was terminated and the settlement proceeds amounted to $490,000 in favor of Aries Maritime.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

        Set forth below are the names, ages (as of June 30, 2006) and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The business address of each of our executive officers and directors is 18 Zerva Nap., Glyfada, Athens 166 75, Greece.

Name                  Age     Position
--------------------  -----   -------------------------------------------------
Mons S. Bolin         53      Class I Director, President and Chief Executive
                                   Officer
Richard J.H. Coxall   50      Class I Director and Chief Financial Officer
Per Olav Karlsen      52      Class II Director and Chairman
Henry S. Marcus       62      Class II Director
Panagiotis Skiadas    35      Class III Director and Deputy Chairman

        Certain biographical information about each of these individuals is set forth below.

        Mons S. Bolin has served as our President, Chief Executive Officer and a director since April 2005. He has over 30 years of shipping industry experience. After graduating with distinction in Law (LLB), Economics and Business
Administration from the University of Lund in Sweden, Mr. Bolin completed his military service as an officer in the Swedish Royal Marines in 1975. Mr. Bolin worked as a shipbroker for Fearnleys A/S in Oslo, Norway from 1975 to 1977 and was then a director and partner in the shipbrokering firm of Alexandrakis Brandts in Greece for eight years before co-founding an oil/commodity trading and ship operating business, Westminster Oil and Gas Ltd., in London in 1985. In 1991 he co-founded with Gabriel Petridis, Southern Seas Shipping Corporation, an affiliate of Aries Energy, which he still beneficially owns with Mr Petridis. From February 1997 to April 2005, Mr. Bolin was co-managing director of Magnus Carriers. He remains a director of Sea Breeze UK Ltd., an affiliate of Aries Energy. Mr. Bolin is a citizen of Sweden and a resident of Great Britain.

        Richard J. H. Coxall has served as our Chief Financial Officer and a director since January 2005. Since 2000, Mr. Coxall has been the Finance Director of Magnus Carriers. Mr. Coxall studied at Havering Technical College and Polytechnic of Central London. He holds an International Banking Diploma from the Chartered Institute of Bankers. Between 1974 and 1994 Mr. Coxall worked for Barclays Bank International in various banking operations and for Barclays Bank PLC, London as a manager in ship finance. In 1995, Mr. Coxall established the representative office of the Commercial Bank of Greece in London and ran that office until 1996, developing shipping finance business for the second largest bank in Greece. In 1996, Mr. Coxall was appointed director of Barclays Bank ship finance in Greece. Between 1998 and 2000, Mr. Coxall was an independent consultant in ship finance and projects to international shipping companies. Mr. Coxall is a citizen of Great Britain and a resident of Greece.

        Per Olav Karlsen has served as the Chairman of our board of directors since the closing of our initial public offering in June 2005. Since 2000, Mr. Karlsen has been one of three partners and the joint managing director of Cleaves Capital Shipbrokers Ltd. Since September 2005, he has been responsible for the formation of a new marine finance company in Oslo, Norway, Union Marine Finance AS. From 1993 through 2000, he was President of R.S. Platou (S) Pte Ltd., a ship brokerage company. Mr. Karlsen has also worked for Fearnleys AS for 10 years in various positions and capacities. Mr. Karlsen also serves as a resident managing director of Pacship (UK) Ltd, a company controlled by Pacific Carriers Ltd, a company in the Kuok Group. He has worked in the shipping industry for approximately 25 years. In 1993, Wind Shipping Group, a company for which Mr. Karlsen served as a director, was the subject of an insolvency proceeding. He is a citizen of Norway and a resident of England.

        Henry S. Marcus has served as a member of our board of directors since the closing of our offering in June 2005. Mr. Marcus has been a Professor of Marine Systems in the Ocean Engineering Department of the Massachusetts Institute of Technology for over ten years. Mr. Marcus works as a consultant to various government organizations, academic institutions and corporations. He holds a bachelor's degree in Naval Architecture and Marine Engineering from the Webb Institute of Naval Architecture. He holds master's degrees in Shipping and Shipbuilding Management and Naval Architecture and Marine Engineering from Massachusetts Institute of Technology. Mr. Marcus also holds a doctorate degree in business administration, specializing in Transportation and Logistics, from Harvard University, Graduate School of Business Administration. He is a citizen and a resident of the United States.

        Panagiotis Skiadas has served as a member of our board of directors and our Deputy Chairman since the closing of our initial public offering in June 2005. Mr. Skiadas has been the Environmental Manager of VIOHALCO S.A., the parent company of the largest Greek metals group of companies that incorporates approximately 80 companies. Prior to joing VIOHALCO in April 2006, Mr. Skiadas served the same role for a subsidiary of VIOHALCO, ELVAL S.A. since 2004. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games, Athens 2004 S.A. Mr. Skiadas holds a bachelor's degree in Environmental Engineering from the University of Florida. He holds a master's degree in Environmental and Water Quality Engineering from the Massachusetts Institute of Technology. Mr. Skiadas is a citizen and a resident of Greece.

B.      Compensation

        We did not pay any compensation to members of our senior management or our directors in the years ended December 31, 2003 and 2004. During 2005, we paid to the members of our senior management and to our directors aggregate compensation of approximately $408,362 and $45,500 respectively. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors do not receive additional compensation for their service as directors.

Equity Incentive Plan

        We adopted an equity incentive plan, which enables our officers, key employees and directors to receive options to acquire common shares. We reserved a total of 500,000 common shares for issuance under the plan. Our board of directors will administer this plan once it is implemented. Under the terms of the plan, our board of directors will be able to grant new options exercisable at a price per common share to be determined by our board of directors. We expect that the exercise price for the first options granted under the plan will be equal to the higher of the offering price in our initial public offering or the price of our common shares on the date the options are granted. All options will expire no later than 10 years from the date of the grant. Other securities, including restricted and unrestricted shares, performance shares and stock appreciation rights, may also be granted under the plan. Unless terminated earlier pursuant to its terms, the plan will terminate ten years from the date it was adopted by the board of directors.

C.      Board Practices

Committees of the Board of Directors

        We have established an audit committee comprised of our three independent directors responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The members of our audit committee are Messrs. Per Olav Karlsen, Panagiotis Skiadas and Henry S. Marcus.

Corporate Governance Practices

        We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq's corporate governance rules are described below.

        o We have a board of directors with a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with Nasdaq corporate governance requirements. We are not required under Bermuda law to maintain a board of directors with a majority of independent directors, and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent directors.

        o In lieu of a compensation committee comprised of independent directors, our board of directors is responsible for establishing the executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee.

        o In lieu of a nomination committee comprised of independent directors, our board of directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bye-laws.

        o In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors at the first meeting of the board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

        o In lieu of obtaining shareholder approval prior to the issuance of securities, we were required to obtain the consent of the Bermuda Monetary Authority as required by Bermuda law before we issued securities. We have obtained a blanket consent from the Bermuda Monetary Authority. If we choose to issue additional securities, we will not be required to obtain any further consent so long as our common shares are listed.

        o As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Bermuda law. Consistent with Bermuda law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bye-laws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bye-laws also provide that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).

        o In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are independent, may hold regular meetings as is consistent with the laws of Bermuda.

        Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.      Employees

See "Item 4 -- Information on the Company -- Business Overview -- Crewing and Employees."

E.      Share ownership

        The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.      Major shareholders.

        The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total number of shares of our common stock held by officers and directors as of June 30, 2006.

------------------------------- ---------------------------- ---------------------------- ----------------------------
Title of Class                  Identity of Person or Group  Amount Owned                 Percent of Class
------------------------------- ---------------------------- ---------------------------- ----------------------------
Common stock,  par value $0.01  Rocket Marine Inc. (1)       14,766,877                   52%
per share
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                Mons Bolin (1)               14,766,877                   52%
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                Captain Gabriel Petridis     14,766,877                   52%
                                (1)
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                Richard Coxall               *                            *
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                Directors and Executive      14,776,877                     52%
                                Officers as a Group
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                Wellington Management        2,350,710                    8.27%
                                Company, LLP (2)
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                Transamerica Investment      2,084,560                    7.90%
                                Management, LLC(3)
------------------------------- ---------------------------- ---------------------------- ----------------------------

----------
* Less than one percent.

(1) Rocket Marine Inc., a Marshall Islands corporation, is a wholly owned indirect subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation. Mons Bolin and Captain Gabriel Petridis each own 50% of the issued and outstanding capital stock of Aries Energy Corporation and Magnus Carriers. Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares.

(2) According to Schedule 13G filed with the Securities and Exchange Commission by Wellington Management Company, LLP on February 14, 2006.

(3) According to Schedule 13G filed with the Securities and Exchange Commission by Transamerica Investment Management, LLC on July 18, 2005.

B.      Related Party Transactions

        Aries Energy, through its wholly-owned indirect subsidiary Rocket Marine Inc., owns 52% of our outstanding common stock. Mr. Mons Bolin, our President, Chief Executive Officer and a director, owns 50% of the issued and outstanding capital stock of Aries Energy and of Magnus Carriers.

        We have entered into ship management agreements with Magnus Carriers. Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors at the first meeting of the board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Capital Contribution

        In March 2005, we acquired the vessel-owning subsidiaries that own the first ten vessels in our fleet from subsidiaries of Aries Energy in exchange for shares in our company. In connection with that transaction, we assumed approximately $214 million of debt, which these subsidiaries incurred to acquire the vessels they now own. Based on the initial offering price of $12.50 per share, the value of the shares acquired by these subsidiaries of Aries Energy was approximately $3,750. Please read "Item 4. Information on the Company - History and Development of the Company."

Management fees

        The vessel-owning companies included in the Group receive technical and commercial management services from Magnus Carriers, a company under common control, pursuant to ship management agreements. Under these agreements, the Group paid management fees of $1.498 million for the year ended December 31, 2005, $893,000 for the year ended December 31, 2004 and $199,000 for the period ended December 31, 2003 which is separately reflected in the statements of income.

Commissions

        Each of our subsidiary vessel-owning companies has entered into management agreements with Magnus Carriers. From the effective date of these management agreements, Magnus Carriers may receive commission on new charters. Under the management agreements, Magnus Carriers will be paid 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for the Group.

Rental agreement

        During 2005, one of our subsidiaries entered into a rental agreement with a related party, Domina Petridou O.E., which is owned by Mons S. Bolin, our President and Chief Executive Officer and Domina Petridou. The Group (defined in note 1 to our consolidated and predecessor combined carve-out financial statements) paid $4,693 to the related party during the year ended December 31, 2005 (2004 and 2003 $NIL).

Crewing

        Crewing for the Group is undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. The Group paid manning fees of $310,000 for the year ended December 31, 2005, $278,000 for the year ended December 31, 2004 and $58,000 for the period ended December 31, 2003.

Vessel purchase

        Aries Maritime exercised its right to acquire the M/T Chinook under the Right of First Refusal Agreement with Magnus Carriers in October 2005. The acquisition was offered to Aries Maritime by Magnus Carriers on either of two bases: (a) with retention of the five year head charter dated June 16, 2003 between the sellers and Pacific Breeze Tankers Ltd. (a joint venture company, 50% of which is ultimately owned between Mons Bolin, President and Chief Executive Officer of Aries Maritime and Gabriel Petridis equally) as charterers, at a rate of $13,000 per day, in which case the purchase consideration would be $30.6 million or, (b) without the head charter, in which case the purchase consideration would be $32.6 million. Aries Maritime exercised its right on basis (b). The total purchase consideration of $32.6 million for the M/T Chinook, paid on November 30, 2005, comprised purchase consideration under the terms of a Memorandum of Agreement dated October 25, 2005 of $30.6 million and a $2 million additional purchase consideration to the sellers under the terms of a separate agreement relating to the termination of the head charter.

        Pursuant to an agreement dated December 28, 2004 Aries Maritime exercised its right to acquire CMA CGM Seine and CMA CGM Makassar in June, 2005 and took delivery of these vessels on June 24, 2005 and July 15, 2005 respectively. Both vessels were purchased from International Container Ships KS (a Norwegian limited partnership, of which Mons Bolin, President and Chief Executive Officer of Aries Maritime and Gabriel Petridis equally together, ultimately owned 25%). The purchase price paid for the CMA CGM Seine was $35.4 million and for the CMA CGM Makassar was $35.3 million.

General and administrative expenses

        During the year ended December 31, 2005, we paid to the members of our senior management and to our directors aggregate compensation of approximately $408,362 and $45,500, respectively (2004 and 2003 $NIL). Such fees are included in general and administrative expenses in the accompanying consolidated statements of income.

C.      Interests of experts and counsel.

Not applicable.

ITEM 8.     FINANCIAL INFORMATION.

A.      Consolidated Statements and Other Financial Information.

        See Item 18.

Legal Proceedings Against Us

        From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position.

Dividend Policy

        We intend to pay quarterly dividends to the holders of our common shares in February, May, August and November of each year in amounts substantially equal to the charterhire received by us under the charters for our vessels during the preceding calendar quarter, less cash expenses for that quarter
(principally vessel operating expenses and debt service and administrative expenses) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

        Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities, its issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for its shares in excess of the aggregate par value of such shares). If the realizable value of our assets decreases, our ability to pay dividends may require our shareholders to approve resolutions reducing our share premium account by transferring an amount to our contributed surplus account.

        Our board of directors must approve the declaration and payment of any dividends. Under the terms of our new credit facility, we will not be able to declare or pay any dividends if we are in default under our new credit facility or if paying a dividend will result in a default under the credit facility. In addition, the requirement that we satisfy various financial covenants under the credit agreement, as well as the terms under any other loan agreements, which we may obtain in the future, could impose restrictions on our ability to pay dividends in the future.

B.      Significant Changes.

Not Applicable.

ITEM 9.     THE OFFER AND LISTING.

A.      Offer and Listing Details

        The trading market for our common stock is the Nasdaq National Market, on which the shares are listed under the symbol "RAMS". The following table sets forth the high and low closing prices for our common stock since our initial public offering of common stock at $12.50 per share on June 3, 2005, as reported by the Nasdaq National Market. The high and low closing prices for our common stock for the periods indicated were as follows:

                                                      High     Low
                                                     ------   ------
For the Fiscal Year Ended December 31, 2005          $15.99   $12.50
(beginning June 3, 2005)
For the Quarter Ended
June 30, 2005                                         13.60    12.50
September 30, 2005                                    15.99    12.50
December 31, 2005                                     15.63    12.63
March 31, 2006                                        14.47    12.43

For the Month
January 2006                                          13.72    12.43
February 2006                                         14.12    12.55
March 2006                                            14.47    13.86
April 2006                                            13.97    13.23
May 2006                                              13.73    10.52
June 2006 (through June 29, 2006)                     11.75    10.69


C.      Markets

See Item 9. A. above.

ITEM 10.    ADDITIONAL INFORMATION

A.      Share Capital

Not applicable

B.      Memorandum and Articles of Association

        The following description of our capital stock summarizes the material terms of our Memorandum of Association and our bye-laws. Under our Memorandum of Association, as amended, our authorized capital consists of 30 million shares of preferred stock, par value $0.01 per share and 100 million shares of common stock, par value of $0.01 per share.

Common shares

        Holders of common shares have no pre-emptive, subscription, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Holders of common shares have no cumulative voting rights. Holders of common shares are entitled to dividends if and when they are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. Directors to be elected by holders of common shares require a plurality of votes cast at a meeting at which a quorum is present. For all other matters, unless a different majority is required by law or our bye-laws, resolutions to be approved by holders of common shares require approval by a majority of votes cast at a meeting at which a quorum is present.

        Upon our liquidation, dissolution or winding up, our common shareholders will be entitled to receive, ratably, our net assets available after the payment of all our debts and liabilities and any preference amount owed to any preference shareholders.

        The rights of our common shareholders, including the right to elect directors, are subject to the rights of any series of preference shares we may issue in the future.

Preference Shares

        Under the terms of our bye-laws, our board of directors has authority to issue up to 30 million "blank check" preference shares in one or more series and to fix the rights, preferences, privileges and restrictions of the preference shares, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of a series.

        The rights of holders of our common shares will be subject to, and could be adversely affected by, the rights of the holders of any preference shares that we may issue in the future. Our board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preference shares which are greater than those of our common shares. Our issuance of preference shares could, among other things:

        o       restrict dividends on our common shares;

        o       dilute the voting power of our common shares;

        o       impair the liquidation rights of our common shares; and

        o       discourage, delay or prevent a change of control of our company.

        Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized preference shares, unless otherwise required by applicable law or Nasdaq requirements. Although we currently have no plans to issue preference shares, we may issue them in the future.

Dividends

        Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities, its issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for its shares in excess of the aggregate par value of such shares). If the realizable value of our assets decreases, our ability to pay dividends may require our shareholders to approve resolutions reducing our share premium account by transferring an amount to our contributed surplus account. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Anti-Takeover Effects of Provisions of Our Constitutional Documents

        Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and
(2) the removal of our incumbent directors and executive officers.

Blank Check Preference Shares

        Under the terms of our bye-laws, subject to applicable legal or Nasdaq requirements, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 30 million preference shares with such rights, preferences and privileges as our board may determine. Our board of directors may issue preference shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

        Our bye-laws provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. One-third (or as near as possible) of our directors will be elected each year. Our bye-laws also provide that directors may only be removed for cause upon the vote of the holders of no less than 80% of our outstanding common shares. These provisions could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Business Combinations

        Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of Bermuda and "interested shareholders," we have included these provisions in our bye-laws. Specifically, our bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

        o prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

        o upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

        o after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 80% of our outstanding voting shares that are not owned by the interested shareholder.

        For purposes of these provisions, a "business combination" includes mergers, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity, except that so long as Rocket Marine owns 15% or more of our outstanding voting shares, Rocket Marine shall not be an interested shareholder unless it acquires additional voting shares representing 8% or more of our outstanding voting shares.

Election and Removal of Directors

        Our bye-laws do not permit cumulative voting in the election of directors. Our bye-laws require shareholders wishing to propose a person for election as a director (other than persons proposed by our board of directors) to give advance written notice of nominations for the election of directors. Our bye-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares, voted at a duly authorized meeting of shareholders called for that purpose, provided that notice of such meeting is served on such director at least 14 days before the meeting. These provisions may discourage, delay or prevent the removal of our incumbent directors.

Shareholder Meetings

        Under our bye-laws annual meetings of shareholders will be held at a time and place selected by our board of directors each calendar year. Special meetings of shareholders may be called by our board of directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our bye-laws at least 15, but not more than 60, days' notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders who will be eligible to receive notice and vote at the meeting.

Limited Actions by Shareholders

        Any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or (except for certain actions) by unanimous written consent without a meeting. Our bye-laws provide that, subject to certain exceptions and to the rights granted to shareholders pursuant to the BCA, only our board of directors may call special meetings of our shareholders and the business transacted at a special meeting is limited to the purposes stated in the notice for that meeting. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

        Subject to certain rights set out in the BCA, our bye-laws provide that shareholders are required to give advance notice to us of any business to be introduced by a shareholder at any annual meeting. The advance notice provisions provide that, for business to be properly introduced by a shareholder when such business is not specified in the notice of meeting or brought by or at the direction of our board of directors, the shareholder must have given our secretary  notice  not  less  than  90 nor  more  than  120  days  prior  to the anniversary date of the immediately preceding annual meeting of the shareholders. In the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, the shareholder must give our secretary notice not later than 10 days following the earlier of the date on which notice of the annual meeting was mailed to the shareholders or the date on which public disclosure of the annual meeting was made. The chairman of the meeting may, if the facts warrant, determine and declare that any business was not properly brought before such meeting and such business will not be transacted.

Amendments to Bye-Laws

        Our bye-laws require the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend, alter, change or repeal the following provisions in our bye-laws:

        o       the classified board and director removal provisions;

        o the percentage of approval required for our shareholders to amend our bye-laws;

        o       the  limitations  on  business   combinations   between  us  and
                interested shareholders;

        o the provisions requiring the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend the foregoing provisions; and

        o       the  limitations  on  shareholders'   ability  to  call  special
                meetings, subject to certain rights guaranteed to shareholders under the BCA.

        These requirements make it more difficult for our shareholders to make changes to the provisions in our bye-laws that could have anti-takeover effects.

C.      Material Contracts

        As of December 31, 2005 we had long term debt obligations under our existing credit facility, with a group of international lenders. On April 3, 2006 we entered into a new credit facility for $360 million with Bank of Scotland and Nordea Bank Finland as joint lead arrangers. For a full description of our credit facilities see "Item 5. Operating and Financial Review and Prospects - Indebtedness."

D.      Exchange controls

        The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the issue of the Common Shares was obtained prior to the offering thereof.

        The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of Common Shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of Common Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act 1972.

        Subject to the foregoing, there are no limitations on the rights of owners of the Common Shares to hold or vote their shares. Because the Company has been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Common Shares, other than in respect of local Bermuda currency.

        In accordance with Bermuda law, share certificates may be issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

        The Company will take no notice of any trust applicable to any of its shares or other securities whether or not it had notice of such trust.

        As an "exempted company", the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

        There is a statutory remedy under Section 111 of the Companies Act 1981 which provides that a shareholder may seek redress in the Bermuda courts as long as such shareholder can establish that the Company's affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, this remedy has not yet been interpreted by the Bermuda courts.

        The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

E.      Taxation

        The following is a discussion of the material Bermuda and United States federal income tax considerations with respect to the Company and holders of common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset. Holders of common shares are encouraged to consult their own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

Bermuda Tax Considerations

        As of the date of this document, we are not subject to taxation under the laws of Bermuda, and distributions to us by our subsidiaries also are not be subject to any Bermuda tax. As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions by us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

United States Federal Income Tax Considerations

        The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Item 4 -- Information on the Company" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to Aries Maritime Transport Limited and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

        We earn substantially all of our income from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as "shipping income."

        Fifty percent of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

        Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted to engage in transportation that produces income which is considered to be 100% from sources within the United States.

        Shipping income attributable to transportation exclusively between non-U.S. ports is not considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States is not subject to any United States federal income tax.

        In the absence of exemption from tax under Section 883, our gross U.S. source shipping income is subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

        Under Section 883 of the Code, a foreign corporation will be exempt from United States federal income taxation on its U.S.-source shipping income if:

        (1) it is organized in a qualified foreign country, which is one that grants an "equivalent exemption" to corporations organized in the United States in respect of such category of the shipping income for which exemption is being claimed under Section 883 and which we refer to as the "Country of Organization Test" and

        (2)     either

                (A) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by individuals who are "residents" of a qualified foreign country, which we refer to as the "50% Ownership Test," or

                (B) its stock is "primarily and regularly traded on an established securities market" in its country of organization, in another qualified foreign country or in the United States, which we refer to as the "Publicly Traded Test."

        The Country of Organization Test is satisfied since we are incorporated in Bermuda, and each of our subsidiaries is incorporated in the British Virgin Islands, the Marshall Islands, or Malta, all of which we believe are qualified foreign countries in respect of each category of Shipping Income we currently earn and expect to earn in the future. Therefore, we and our subsidiaries are exempt from United States federal income taxation with respect to our U.S.-source shipping income as we and each of our subsidiaries meet either of the 50% Ownership Test or the Publicly Traded Test. Under a special attribution rule of Section 883, each of our Subsidiaries is deemed to have satisfied the 50% Ownership Test if we satisfy such test or the Publicly Traded Test. Due to the widely-held nature of our stock, we may have difficulty satisfying the 50% Test.

        The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation is considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock, are "primarily traded" on the Nasdaq National Market, which is an established securities market in the United States.

        Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if one or more classes of our shares representing 50% or more of our outstanding shares, by total combined voting power of all classes of shares entitled to vote and total value, is listed on an established securities market, which we refer to as the listing threshold. Since our common shares are our sole class of issued and outstanding stock and are listed on the Nasdaq National Market, we meet the listing threshold.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We satisfy these trading frequency and trading volume tests. Even if this were not the case, the Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common shares, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our shares are not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of our outstanding stock, which we refer to as the "5 Percent Override Rule."

        To determine the persons who own 5% or more of the vote and value of our shares, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Form 13G and Form 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

        In the event the 5 Percent Override Rule is triggered, the Treasury Regulations provide that the 5 Percent Override Rule does not apply if we can establish in conformity with the Treasury Regulations that within the group of 5% Shareholders, sufficient shares are owned by qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of the value of our shares for more than half the number of days during such year.

        Aries Energy (through its wholly owned subsidiary Rocket Marine Inc.) owns approximately 53% of our outstanding common shares. If Aries Energy alone or together with other 5% Shareholders were to own 50% of our outstanding shares on more than half the days of any taxable year, the 5 Percent Override Rule would be triggered. In order to preclude the application of the 5 Percent Override Rule, Captain Gabriel Petridis, the 50% beneficial owner of Aries Energy, have provided information to establish that Captain Petridis is a qualified shareholder.

        As a result, we believe we are able to preclude the application of the 5 Percent Override Rule and therefore satisfy the Publicly Traded Test. However, there can be no assurance that we are able to continue to satisfy the Publicly Traded Test if (i) Captain Petridis's status as a qualified shareholder changes,
(ii) the direct or indirect beneficial ownership of the shares held by Captain Petridis changes, (iii) the ownership of shares not directly or indirectly owned by Captain Petridis comes to be concentrated in 5% Shareholders that either are not qualified shareholders or who fail to comply with applicable documentation requirements or (iv) Captain Petridis, Aries Energy or Rocket Marine fail to satisfy the applicable documentation requirements.

        Even though we believe that we will be able to qualify for the benefits of Section 883 under the Publicly-Traded Test, we can provide no assurance that we will be able to continue to so qualify in the future.

Taxation In The Absence of Section 883 Exemption

        To the extent the  benefits  of Section  883 are  unavailable,  our U.S.
source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

        To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would, in lieu of the 4% gross basis tax described above, be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

        Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

        o we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

        o substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not have, or permit circumstances that would result in our having, a fixed place of business in the United States involved in the earning of shipping income and therefore, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

        Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor.

Distributions

        Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income," (which will be treated as "general category income" income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq National Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In 2005, legislation was introduced in the U.S. Senate which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment.

        Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

        Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally recognizes taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock.
Such gain or loss is treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss is generally treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

        Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we are treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either

        o at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

        o at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

        For purposes of determining whether we are a passive foreign investment company, we are treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

        If we were to be treated as a passive foreign investment company, special and adverse United States federal income tax rules would apply to a U.S. Holder of our shares. Among other things, the distributions a U.S. Holder received with respect to our shares and gains, if any, a U.S. Holder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. Holder my be able to make certain tax elections which ameliorate these consequences.

United States Federal Income Taxation of "Non-U.S. Holders"

        A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Shares

        Non-U.S. Holders generally are not subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

        Non-U.S. Holders generally are not subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

        o the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

        o the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business is generally subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

F.      Dividends and Paying Agents

Not applicable

G.      Statement by Experts

Not applicable

H.      Documents On Display

        We file annual reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.ariesmaritime.com.

I.      Subsidiary Information

Not applicable

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        See  "Item  5  -  Operating  and   Financial   Review  and  Prospects  -
Quantitative and Qualitative Disclosures About Market Risk".

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

                                    PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been in arrears or have not been subject to a material delinquency that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

        On the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. We evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

        We have established an audit committee comprised of three members which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq National Market. The members of the audit committee are Messrs. Per Olav Karlsen, Henry
S. Marcus and Panagiotis Skiadas. The Company is exempt from the requirement to have an audit committee financial expert. However, the Company believes that its Chairman, Per Olav Karlsen, qualifies as an audit committee financial expert.

ITEM 16B.   CODE OF ETHICS

        As a foreign private issuer, we are exempt from the rules of the Nasdaq National Market that require the adoption of a code of ethics. However, we have voluntarily adopted a code of ethics that applies to our principal executive officer, principal financial officer and persons performing similar functions. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mr. Richard Coxall.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our principal accountants for the year ended December 31, 2005 were PricewaterhouseCoopers S.A. For the 2005 audit they billed us audit fees of $78,000. There were no tax and audit related fees billed in 2004. For their services in connection with our initial public offering and follow-on offering PricewaterhouseCoopers S.A. billed us $471,643.91

        Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASES

        None.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        See Item 18.

ITEM 18.    FINANCIAL STATEMENTS

        The  following  financial  statements,   together  with  the  report  of
PricewaterhouseCoopers S.A. thereon, are filed as part of this report:

    INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS



                                                                       Page
                                                                    ------------


Report of Independent Registered Public Accounting Firm                 F-3

Balance Sheets                                                          F-4

Statements of Income                                                    F-5

Statements of Stockholders' Equity                                      F-6

Statements of Cash Flows                                                F-7

Notes to the Predecessor Combined Carve-out and Consolidated
Financial Statements                                                    F-9

--------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm



To the Board of Directors and Stockholders of Aries Maritime Transport Limited

We have audited the accompanying predecessor combined carve-out and consolidated balance sheets of Aries Maritime Transport Limited and its subsidiaries as of December 31, 2005 and December 31, 2004, and the related predecessor combined carve-out and consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2005 and 2004 and for the period from inception (March 7, 2003) through December 31, 2003. These predecessor combined carve-out and consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the predecessor combined carve-out and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aries Maritime Transport Limited and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 and for the period from inception (March 7, 2003) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



PricewaterhouseCoopers S.A.




April 26, 2006
Piraeus, Greece

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT BALANCE SHEETS
 (All amounts expressed in thousands of U.S. Dollars)
---------------------------------------------------------------------------------------

                                                Notes   December 31,       December 31,
                                                               2004             2005
ASSETS
Current assets
      Cash and cash equivalents                               5,334           19,248
      Restricted cash                           4             4,803               10
      Trade receivables, net                                    303              176
      Other receivables                                         114               60
      Derivative financial instruments          15                -              401
      Inventories                               5               435              645
      Prepaid expenses and other                                329              521
      Due from managing agent                                     -               84
      Due from related parties                  19            1,053            1,293
                                                        ------------    -------------
      Total current assets                                   12,371           22,438
                                                        ------------    -------------

      Restricted cash                           4               813                -
      Receivables from disposal of vessels                    2,000                -
      Vessels and other fixed assets, net       6, 19       228,895          341,225
      Advances for vessel acquisitions          7                 -           11,363
      Deferred charges, net                     10            1,646            2,872
                                                        ------------    -------------
      Total non-current assets                              233,354          355,460
                                                        ------------    -------------
      Total assets                                          245,725          377,898
                                                        ============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
      Current portion of long-term debt        11            21,910                -
      Accounts payable, trade                  8              3,829            4,598
      Accrued liabilities                      9              1,270            2,880
      Deferred income                                         2,051            3,163
      Derivative financial instruments         15               248                -
      Deferred revenue                         12             5,358           10,715
                                                        ------------    -------------
      Total current liabilities                              34,666           21,356
                                                        ------------    -------------
                                                        ------------    -------------

      Long-term debt, net of current portion   11           185,050          183,820
      Fair value of participation liability    11             6,500                -
      Deferred revenue                         12             2,856           17,041
                                                        ------------    -------------
      Total liabilities                                     229,072          222,217
                                                        ------------    -------------

      Commitments and contingencies            11,17              -                -

Stockholders' equity
      Invested equity                                        16,653                -
      Preferred  stock,   $0.01  par  value,  30  million
      shares authorized, none issued.
      Common Stock,  $0.01 par value,  100 million shares
      authorized,   28.4   million   shares   issued  and
      outstanding  at  December  31,  2005  (2004:   16.2
      million shares)                                             -              284
      Additional paid-in capital                                  -          155,397
                                                        ------------    -------------
      Total stockholders'equity                              16,653          155,681
                                                        ------------    -------------
      Total liabilities and stockholders' equity            245,725          377,898
                                                        ============    =============

        The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)
---------------------------------------------------------------------------------------------------------------------------

                                                         From inception
                                                         (March 7, 2003) to      Year ended            Year ended
                                               Notes     December 31, 2003       December 31, 2004     December 31, 2005
                                                         ---------------------   -------------------   --------------------

REVENUES:
      Revenue from voyages                     12,14                    7,316                48,269                 75,905

      Gain on disposal of vessels                                           -                14,724                      -

EXPENSES:
      Commissions                              19                        (150)               (1,189)                (1,323)
      Voyage expenses                                                     (24)                 (312)                  (224)
      Vessel operating expenses                18                      (2,660)              (12,460)               (17,842)
      General & administrative expenses        19                         (34)                  (75)                (1,649)
      Depreciation                             6                       (1,721)              (12,724)               (19,446)
      Amortization of dry-docking and special
      survey expense                           6                         (271)               (1,552)                (1,958)
      Management fees                          19                        (199)                 (893)                (1,511)
                                                         ---------------------   -------------------   --------------------
                                                                       (5,059)              (29,205)               (43,953)
                                                         ---------------------   -------------------   --------------------
      Net operating income                                              2,257                33,788                 31,952

OTHER EXPENSES:
      Interest expense                         10,11,12                (1,539)               (8,616)               (18,793)
      Other income (expenses), net                                         11                   134                    662
      Change in fair value of derivatives      15                        (215)                  (33)                   950
                                                         ---------------------   -------------------   --------------------
      Total other expenses, net                                        (1,743)               (8,515)               (17,181)
                                                         ---------------------   -------------------   --------------------


                                                         ---------------------   -------------------   --------------------
NET INCOME                                                                514                25,273                 14,771
                                                         =====================   ===================   ====================

Earnings per share:
Basic and diluted                                                       $0.03                 $1.56                  $0.64
                                                         =====================   ===================   ====================

Weighted average number of shares:
Basic and diluted                                                  16,176,877            16,176,877             23,118,466
                                                         =====================   ===================   ====================

        The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF STOCKHOLDERS' EQUITY
(All amounts  expressed in thousands of U.S. Dollars except as indicated)
-----------------------------------------------------------------------------------------------------------------------------------

                                           Common Stock
                                           (Number of                                                                Total
                                           Shares in       Invested    Share        Additional        Retained       Stockholders'
                                  Notes    Thousands)      Equity      Capital      Paid-in Capital   Earnings       Equity
                                  -------  --------------  ----------  ------------ ----------------  -------------- --------------
Balance at March 7, 2003                                           -                                                             -
Net income                                                       514                                                           514
Capital contribution                                               3                                                             3
Distribution to stockholders                                      (3)                                                           (3)
                                                           ----------                                                --------------
Balance at December 31, 2003                                     514                                                           514
Net income                                                    25,273                                                        25,273
Capital contribution                                           9,834                                                         9,834
Distribution to stockholders                                 (18,968)                                                      (18,968)
                                                           ----------                                                --------------
Balance at December 31, 2004                                  16,653                                                        16,653
Net income                                                     3,807                                                         3,807
Capital contribution              13               1,200          12                                                            12
                                           --------------  ----------                                                --------------
Balance at March 17,  2005                         1,200      20,472                                                        20,472
Reorganization adjustment                                    (20,472)           12           20,460               -              -
Distributions                     13              14,977           -           150           (2,058)              -         (1,908)
Net income                                                         -             -                -          10,964         10,964
Proceeds from initial public
offering, net                     1               12,240           -           122          140,807               -        140,929
Dividends paid                    13                               -             -           (3,812)        (10,964)       (14,776)
                                           --------------  ----------  ------------ ----------------  -------------- --------------
Balance at December 31, 2005                      28,417           -           284          155,397               -        155,681
                                           ==============  ==========  ============ ================  ============== ==============

        The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)
--------------------------------------------------------------------------------------------------------------------------------

                                                                       From inception        Year ended         Year ended
                                                                       (March 7, 2003) to    December 31,       December 31,
                                                            Notes      December 31, 2003     2004               2005
                                                            ---------  --------------------  -----------------  ----------------
Cash flows from operating activities:
   Net income                                                                          514             25,273            14,771
   Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation                                                                      1,721             12,724            19,446
   Amortization of dry-docking and special survey                                      271              1,552             1,958
   Amortization and write-off of deferred financing costs                               44                587             1,598
   Amortization of debt discount                                                       480              1,480             7,640
   Amortization of deferred revenue                                                      -             (9,055)           (9,275)
   Unearned revenue                                                                      -                  -              (16)
   Interest expense of deferred revenue                                                  -                294               430
   Change in fair value of derivative financial instruments                            215                 33             (950)
   Gain on disposal of vessels                                                           -            (14,724)                -
   Changes in working capital                               16                       1,181              3,735             3,268
                                                                       --------------------  -----------------  ----------------
Net cash provided by operating activities                                            4,426             21,899            38,870
                                                                       --------------------  -----------------  ----------------

Cash flows from investing activities:
   Vessel acquisitions                                                             (27,489)          (221,115)         (102,692)
   Other fixed asset acquisitions                                                        -                  -               (96)
   Restricted cash for dry-docking payments                                           (278)              (535)              813
   Proceeds from disposal of vessels                                                     -             59,877                 -
   Advances for vessels under construction                                         (13,845)                 -                 -
   Advances for vessel acquisitions                                                      -                  -           (11,363)
   Vessels' dry-docking / special survey costs                                           -                  -            (2,559)
                                                                       --------------------  -----------------  ----------------
Net cash used in investing activities                                              (41,612)          (161,773)         (115,897)
                                                                       --------------------  -----------------  ----------------

Cash flows from financing activities:
  Proceeds from issuance of long-term debt                                          41,130            246,180           183,820
  Principal repayments of long-term debt                                            (2,850)           (99,378)         (214,600)
  Proceeds from termination of derivative
  financial instruments                                                                  -                  -               301
  Payment of participation liability                                                     -                  -            (6,500)
  Payment of financing costs                                                          (318)            (1,959)           (2,824)
  Restricted cash for loan payments                                                   (109)            (4,694)            4,793
  Proceeds from issuance of capital stock                                                -              4,392           140,941
  Distribution                                                                           -                  -              (214)
  Dividends paid                                                                         -                  -           (14,776)
                                                                       --------------------  -----------------  ----------------
        Net cash provided by financing activities                                   37,853            144,541            90,941
                                                                       --------------------  -----------------  ----------------
        Net increase in cash and cash equivalents                                      667              4,667            13,914
Cash and cash equivalents
Beginning of year                                                                        -                667             5,334
                                                                       --------------------  -----------------  ----------------
End of year                                                                            667              5,334            19,248
                                                                       ====================  =================  ================

        The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS (CONTINUED)
 (All amounts  expressed in thousands of U.S. Dollars)
---------------------------------------------------------------------------------------------------------------------------------

                                                                       From inception                           Year ended
                                                                       (March 7, 2003) to  Year ended           December 31,
                                                             Notes     December 31, 2003   December 31, 2004    2005
                                                            ---------  ------------------- -------------------  -----------------
SUPPLEMENTAL CASH FLOW INFORMATION
   Interest paid                                                                      941               5,429              9,838
                                                                       =================== ===================  =================

   Issuance of capital stock                                                            -                   -                150
                                                                       =================== ===================  =================

   Vessels acquired from issuance of long-term debt                                 4,750               5,000                  -
                                                                       =================== ===================  =================

   Vessels acquired from stockholder contributions                                      -               6,141                  -
                                                                       =================== ===================  =================

   Proceeds receivable from disposal of vessels                                         -               2,000                  -
                                                                       =================== ===================  =================

   Long-term debt transferred to group                                                  -              19,767                  -
                                                                       =================== ===================  =================

   Proceeds from disposal of vessels paid to shareholders                               -               3,000                  -
                                                                       =================== ===================  =================

   Liability assumed in connection with vessel acquisitions                             -              22,638             28,387
                                                                       =================== ===================  =================

   Distribution                                             13                          -                   -              1,694
                                                                       =================== ===================  =================

        The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

Notes  to  the  Predecessor   Combined  Carve-out  and  Consolidated   Financial
Statements

1       Organization and Basis of Presentation

The principal business of Aries Maritime Transport Limited (the "Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of the companies listed below:

Company  Name                     Country of              Vessel Name            Date of Vessel
                                  Incorporation                                  Acquisition
-------------------------------   ---------------------   --------------------   -------------------
Mote Shipping Ltd.                Malta                   **                     -

Statesman Shipping Ltd.           Malta                   **                     -

Trans Continent Navigation Ltd.   Malta                   **                     -

Trans State Navigation Ltd.       Malta                   **                     -

Rivonia Marine Limited            Cyprus                  *                      -

Robin Marine Limited              Cyprus                  *                      -

AMT Management Ltd.               Marshall Islands        -                      -

Olympic Galaxy Shipping Ltd.      Marshall Islands        M/V CMA CGM Energy     April 28, 2004

Bora Limited                      British Virgin Islands  M/T Bora               May 25, 2004

Dynamic Maritime Co.              Marshall Islands        M/V CMA CGM Force      June 1, 2004

Jubilee Shipholding S.A.          Marshall Islands        M/V Ocean Hope         July 26, 2004

Vintage Marine S.A.               Marshall Islands        M/T Citius             August 5, 2004

Ermina Marine Ltd.                Marshall Islands        M/T Nordanvind         December 9, 2004

Land Marine S.A.                  Marshall Islands        M/T High Land**        March 7, 2003

Rider Marine S.A.                 Marshall Islands        M/T High Rider**       March 18, 2003

Altius Marine S.A.                Marshall Islands        M/T Altius**           June 24, 2004

Seine Marine Ltd.                 Marshall Islands        M/V CMA CGM Seine      June 24, 2005

Makassar Marine Ltd.              Marshall Islands        M/V CMA CGM Makassar   July 15, 2005

Fortius Marine S.A.               Marshall Islands        M/T Fortius**          August 2, 2004

Chinook Waves Corporation         Marshall Islands        M/T Chinook            November 30, 2005

Compassion Overseas Ltd.          Bermuda                 ***                    -

Compass Overseas Ltd.             Bermuda                 ***                    -

----------
* These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.

** These vessels were transferred from Trans Continent Navigation Ltd, Mote Shipping Ltd, Statesman Shipping Ltd and Trans State Navigation Ltd to Altius Marine S.A., Land Marine S.A., Rider Marine S.A. and Fortius Marine S.A. in November, July, August and November 2005 respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003 and on August 2, 2004 respectively.

*** M/T Stena Compass was delivered on February 14, 2006 and M/T Stena Compassion was delivered in June, 2006.


Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime have been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves are represented by `Invested Equity'.

In a group re-organization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime's ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous shareholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization has been accounted for as an exchange of equity interests at historical cost.

After March 17, 2005, the financial statements reflect the consolidated results of Aries Maritime.

On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as "the Group".


2.      Summary of Significant Accounting Policies

Principles of Combination and Consolidation:

The predecessor combined carve-out and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated upon combination and consolidation.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation:

The functional currency of the Group is the U.S. Dollar because the Group's vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:

The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:

Various restricted cash accounts held by the Group, consisting mainly of retention and debt reserve accounts, are restricted for use as general working capital unless such balances exceed the next quarter's instalment payments due to the vessel-owning companies' lenders. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets. Dry-docking accounts are also restricted for use by the vessel-owning companies until such time as dry-docking costs are incurred. These restricted cash accounts are classified as non-current assets.

Trade Receivables:

The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the years ended December 31, 2005 and December 31, 2004 and for the period ended December 31, 2003 and the Group has not written off any trade receivables during these periods.

Inventories:

Inventories which comprise of lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

Vessels and Other Fixed Assets:

Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. In addition, the portion of the vessels' capitalized costs that relates to dry-docking and special survey is treated as a separate component of the vessels' costs and is accounted for in accordance with the accounting policy for special survey and dry-docking costs.

Fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of income.

Accounting for Special Survey and Dry-docking Costs:

The Group follows the deferral method of accounting for special survey and dry-docking expenses whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If a special survey and or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

The amortization periods for the special survey and dry-docking expenses reflect the periods between each legally required special survey and dry-docking.

Debt Finance:

Where a secured loan includes the right for the lender to participate in future appreciation of the underlying vessels under lien, the Group establishes a participation liability at the inception of the loan equal to the fair value of the participation feature. At the end of each reporting period, the balance of the participation liability is adjusted to be equal to the current fair value of the participation. The corresponding amount of the adjustment is reflected as an adjustment to the debt discount. As of December 31, 2005 there is no such participation liability.

Debt discount is amortized using the effective  interest method over the term of
the  related   loan.   Any   adjustment   to  the  debt  discount  is  amortized
prospectively. The cost is included in interest expense.

Deferred Revenue:

The Group values any liability arising from the below market value time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate is discounted using the Group's weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

Impairment of Long-lived Assets:

Long-lived assets and certain identifiable intangibles held and used or disposed of by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Measurement of the impairment loss is based on the fair value of the asset as provided by third parties as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group's vessels indicated that no impairment loss has occurred in any of the periods presented.

Depreciation of Vessels and Other Fixed Assets:

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Group's vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels' useful lives.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

      Furniture, fixtures and equipment:        5 years
      Computer equipment and software:          5 years


Financing Costs:

Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing loans continue to be amortized over the remaining term of the new loan where there is a modification of the loan. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in the debt extinguishment gain or loss.

Interest Expense:

Interest costs are expensed as incurred and include interest on loans, financing costs and amortization. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses:

Revenues are generated from time charters. Time charter revenues are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

Vessel operating expenses are accounted for on an accrual basis.

Repairs and Maintenance:

Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.


Derivative Instruments:

Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

During 2003, 2004 and 2005, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively

Segment Reporting:

The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

Earnings Per Share:

The Group has presented earnings per share for all periods presented based on the common shares outstanding of Aries Maritime. Accordingly 16,176,877 common shares have been disclosed as being outstanding for the periods prior to the initial public offering. The common shares issued as a result of the initial public offering have been included in the weighted average calculation prospectively from the date of such offering for purposes of disclosure of earnings per share. There are no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted earnings per share.

3.      Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of SFAS 151 will have a material impact on the Group's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 (<<APB 29) had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.

A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Group's financial position, results of operations or cash flows.

In March 2005, the Financial Accounting Standards Board issued FIN 47 as an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation did not have an effect on the Group's statement of financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the changes the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Group cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This statement is effective for the Group for the fiscal year beginning on January 1, 2006.

On November 3, 2005, the Financial Accounting Standards Board issued Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also states that impairment of investments in debt securities must be assessed on an individual basis. Adoption of this interpretation is not expected to have a significant effect on the Group's statement of financial position or results of operations. This statement will be effective for the Group for fiscal years beginning after December 15, 2005.


4.      Restricted Cash

                                             December 31,         December 31,
                                                     2004                 2005
                                         -----------------    -----------------
Current
Retention and debt reserve accounts                 4,803                    -
Other restricted accounts                               -                   10
Non-current
Dry-docking accounts                                  813                    -
                                         -----------------    -----------------
                                                    5,616                   10
                                         =================    =================


Cash deposited in retention and debt reserve accounts was made available for loan repayments within three months after being deposited. Cash deposited in dry-docking accounts was restricted for use and could only be used for the purpose of paying for dry-docking or special survey expenses. Maintenance of such accounts was no longer required when existing loans were refinanced (see note 11).


5.      Inventories

                             December 31,        December 31,
                                     2004                2005
                        ------------------   -----------------

Lubricants                            387                 581
Provisions (Stores)                    48                  64
                        ------------------   -----------------
                                      435                 645
                        ==================   =================


6.      Vessels and Other Fixed Assets

Details are as follows:

                                                  Other fixed   Cost of         Special
                                                  assets        vessel          survey        Dry-docking     Total
                                                  ------------- --------------  ------------  --------------  --------------
Cost

Balance at March 7, 2003                                     -              -             -               -               -
Additions                                                    -         30,572           967             700          32,239
                                                  ------------- --------------  ------------  --------------  --------------
Balance at December 31, 2003                                 -         30,572           967             700          32,239
Additions                                                    -        263,938         2,834           1,967         268,739
Disposals                                                    -        (59,177)         (474)           (438)        (60,089)
                                                  ------------- --------------  ------------  --------------  --------------
Balance at December 31, 2004                                 -        235,333         3,327           2,229         240,889
Additions                                                    -        131,079         1,528           1,031         133,638
Additions                                                   96              -             -               -              96
                                                  ------------- --------------  ------------  --------------  --------------
Balance at December 31, 2005                                96        366,412         4,855           3,260         374,623
                                                  ------------- --------------  ------------  --------------  --------------

Accumulated Depreciation and Amortization

Balance at March 7, 2003                                     -              -             -               -               -
Charge for the period                                        -         (1,721)         (157)           (114)         (1,992)
                                                  ------------- --------------  ------------  --------------  --------------
Balance at December 31, 2003                                 -         (1,721)         (157)           (114)         (1,992)
Charge for the year                                          -        (12,724)         (773)           (779)        (14,276)
Disposals                                                    -          4,127            77              70           4,274
                                                  ------------- --------------  ------------  --------------  --------------
Balance at December 31, 2004                                 -        (10,318)         (853)           (823)        (11,994)
Charge for the year                                         (9)       (19,437)         (920)         (1,038)        (21,404)
                                                  ------------- --------------  ------------  --------------  --------------
Balance at December 31, 2005                                (9)       (29,755)       (1,773)         (1,861)        (33,398)
                                                  ------------- --------------  ------------  --------------  --------------

Net book value - December 31, 2004                           -        225,015         2,474           1,406         228,895
                                                  ------------- --------------  ------------  --------------  --------------
Net book value - December 31, 2005                          87        336,657         3,082           1,399         341,225
                                                  ============= ==============  ============  ==============  ==============

During the year ended December 31, 2005, the Group acquired three vessels (2004:
five) which included the assumption of time charters which had rates of hire below the market value at the delivery date. The cost of the vessels totalled $103.2 million (2004: $107.4 million). The fair value of the liability associated with the time charters was $28.3 million (2004: $22.6 million). This has been reflected in the vessels cost and recorded as a liability in deferred revenue (see note 12 and note 19).


7.      Advances For Vessel Acquisitions

At December 31, 2005, the Group had advanced progress payments totaling $11.2 million for the acquisition of two vessels, M/T Stena Compass ($5.6 million) and M/T Stena Compassion ($5.6 million). The total amount of capitalized interest and other costs relating to these vessels amounted to $0.1 million.


8.      Accounts Payable

                                   December 31,         December 31,
                                           2004                 2005
                               -----------------   ------------------
Suppliers                                 3,496                2,106
Agents                                      182                  626
Trade Creditors                             151                1,866
                               -----------------   ------------------
                                          3,829                4,598
                               =================   ==================


9.      Accrued Liabilities

                                   December 31,         December 31,
                                           2004                 2005
                               -----------------   ------------------
Accrued interest                            768                    7
Other accrued expenses                      273                  617
Crew payroll                                229                  422
Claims                                        -                1,834
                               -----------------   ------------------
                                          1,270                2,880
                               =================   ------------------

The above amount for claims of $1.8 million represents speed claims of $604,000 and off-hire due to customers of $1.23 million.


10.     Deferred Charges

                                                 Financing Costs
                                                 ---------------
Net Book Value at January 1, 2004                          274
Additions                                                1,959
Amortization                                              (321)
Deferred charges written-off                              (266)
                                                    -----------
Net Book Value at December 31, 2004                      1,646
Additions                                                2,824
Amortization                                              (837)
Deferred charges written-off                              (761)
                                                    -----------
Net Book Value at December 31, 2005                      2,872
                                                    ===========


11.  Long-Term Debt


                                                          Balance as of
    Vessel                                                December 31, 2005
    -----------------------------------------------------------------------
A) Term loan facility
   ------------------
    M/T Altius                                                   17,333
    M/V CMA CGM Seine                                            13,565
    M/T Bora                                                     11,220
    M/T Nordanvind                                               11,890
    M/T High Land                                                 9,043
    M/T High Rider                                                8,708
    M/T Citius                                                    7,201
    M/V Ocean Hope                                                8,373
    M/V CMA CGM Energy                                           10,885
    M/V CMA CGM Force                                            10,885
    M/V CMA CGM Makassar                                         13,565
    M/T Fortius                                                  17,332
                                                          --------------
                             Total                              140,000
                                                          --------------
                             Short term                               -
                             Long term                          140,000
                                                          --------------
                                                                140,000
                                                          --------------
B) Revolving loan facility
   -----------------------
    M/T Chinook                                                  32,600
    M/T Stena Compass                                             5,610
    M/T Stena Compassion                                          5,610
                                                          --------------
                              Total                               43,820
                                                          --------------
                             Short term                               -
                             Long term                           43,820
                                                          --------------
                                                                 43,820
                                                          --------------
                             Total amount                       183,820
                                                          ==============

Senior secured credit agreement

Simultaneously with the Company's initial public offering, the Company entered into a senior secured credit agreement ("the credit facility") with a syndicate of banks led by Fortis Bank, Bank of Scotland and Nordea Bank Finland. The credit facility is for a total of $290 million and comprises of a delayed-draw term loan facility of $140 million and a revolving credit facility of $150 million. During the year ended December 31, 2005, twelve of the Group's vessels (as listed above) repaid their existing loans with a combination of the credit facility and the proceeds of the Company's initial public offering. As a result, the Group wrote off $761,000 of financing costs associated with the previous debt. The $150 million revolving credit facility for the acquisition of additional vessels was drawn in November 2005 for the purchase of M/T Chinook ($32.6 million) and in October 2005 for deposits on the purchase of M/T Stena Compass ($5.6 million) and M/T Stena Compassion ($5.6 million). The rest of the revolving credit facility was undrawn as at December 31, 2005 and is available for two years until June 3, 2007.

The credit facility of $290 million, including the $140 million delayed-draw term loan facility and the $150 million revolving credit facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries supported by first preferred mortgages over their vessels.

The debt agreement also contains various covenants, including (a) restriction as to changes in management and ownership of the vessels, (b) limitation on incurring additional indebtedness, (c) mortgaging of vessels and restriction on payment of dividends, (d) minimum requirement regarding hull cover ratios, (e) minimum liquidity requirement, (f) maintenance of operating accounts and (g) minimum insurance values.

Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, is to be used to replace the current $140 million term loan facility and $150 million revolving credit facility. The $360 million facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries supported by first preferred mortgages over their vessels.

As at December 31, 2005 repayments of the long-term debt under the new credit facility are due as follows (see also note 20):

                                            000's
                                   ---------------
                    2006-2010                   -
                    2011                  183,820
                                   ---------------
                    Total amount          183,820
                                   ===============

Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%.

Interest on the existing credit facility was charged at LIBOR plus a 1.25% margin when the corporate leverage ratio was less than 60% and at LIBOR plus a 1.375% margin when the corporate leverage ratio was equal to or greater than 60%. Corporate leverage was defined as the ratio of outstanding total liabilities divided by the total assets, adjusted for the difference between the fair market value and book value of the collateral vessels. The effective interest rate at December 31, 2005 was 4.91% p.a. and 5.42% p.a. for the delayed-draw term loan facility and the revolving credit facility respectively.

Settlement of fee agreement with bank

Certain loans with an aggregate outstanding amount of $135.75 million at December 31, 2004 contained additional participation arrangements with the Bank of Scotland. With $6.5 million of the proceeds of the Company's initial public offering, these obligations were settled in full on June 17, 2005.


12.     Deferred Revenue

                                                            Deferred
                                                             revenue
December 31, 2003                                                  -
Additions                                                     22,638
Amortization                                                  (9,055)
Interest                                                         293
Deferred revenue written-off on disposal of vessels           (5,662)
                                                       --------------
December 31, 2004                                              8,214
Additions                                                     28,387
Amortization                                                  (9,275)
Interest                                                         430
                                                       --------------
December 31, 2005                                             27,756
                                                       ==============

Short term                                                    10,715
Long term                                                     17,041
                                                       --------------
                                                              27,756
                                                       ==============


13.     Stockholders' Equity

(a) On incorporation of the Company on January 12, 2005, 12,000 shares were issued with a par value of $1 per share resulting in net proceeds of $12,000. On January 17, 2005, the Company proceeded with a stock split resulting in 1,200,000 shares of $0.01 each.

(b) In April 2005, the Company paid a dividend to existing stockholders of $1.9 million. $214,000 of the dividend was paid in cash and the balance of $1.69 million was settled by the transfer of two group companies to existing stockholders. In June 2005, the Company paid a dividend of $150,000, which the Company settled by the issuance of 14,976,877 shares.

(c) On November 28, 2005, the Company paid a dividend of $14.78 million to existing stockholders.


14.     Revenue From Voyages

The Group operates on a worldwide basis in one operating segment - the shipping transportation market. The geographical analysis of revenue from voyages, based on point of destination, is presented as follows:

                                  December 31,    December 31,  December 31,
                                          2003            2004          2005

Europe                                       -          12,302        27,413
Asia                                     3,658          21,846        30,896
Africa                                   3,658          10,571         4,186
South America (Venezuela)                    -           3,550        13,410
                                  -------------  -------------- -------------
                                         7,316          48,269        75,905
                                  =============  ============== =============


During the year ended December 31, 2005, the Group received 91% of its income from five charterers (33%, 16%, 15%, 14% and 13%, respectively). During the year ended December 31, 2004, the Group received 79% of its income from three charterers (43%, 23% and 13%, respectively).


15.     Financial Instruments

Fair Values

The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due from managing agent, due from related parties, derivative financial instruments and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.

Credit Risk

The Group believes that no significant credit risk exists with respect to the Group's cash due to the spread of this risk among various different banks and the high credit status of these counterparties. The Group is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Group limits this exposure by entering into transactions with counterparties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Group by chartering its vessels to established international charterers (refer to note 14).

Interest rate swaps

Outstanding swap agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Group monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Group has a policy of entering into contracts with counterparties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to obtain collateral arrangements.

The Group has entered into interest rate swap agreements detailed as follows:

                                              Notional      Maximum
                                               Amount     fixed rate               Fair value  Fair value  Fair value
                     Value     Termination    Dec. 31,     Dec. 31,     Floating    Dec. 31,    Dec. 31,    Dec. 31,
Counterparty          Date         Date       2005/2004   2005/2004     Rate        2003        2004        2005
----------------   ----------  ------------   ---------   ---------     ---------  ----------  ----------  -----------
                                                                        3-month
Fortis Bank          03/01/06    03/06/09       46,667       4.885%       LIBOR           -           -        127
                                                                        3-month
Nordea Bank          03/01/06    03/06/09       46,667       4.885%       LIBOR           -           -        121
                                                                        3-month
Bank of Scotland     03/01/06    03/06/09       46,667       4.885%       LIBOR           -           -        153
                                                                        3-month
Bank of Scotland     04/06/04    01/06/07       22,500       3.365%       LIBOR           -           3          -
                                                                        3-month
Bank of Scotland     18/01/01    30/06/05       12,500         5.5%       LIBOR           -        (247)         -
                                                                        3-month
Bank of Scotland     09/06/04    05/05/09       22,063         3.9%       LIBOR           -        (171)         -
                                                                        3-month
Bank of Scotland     19/03/03    13/03/06       25,750       2.535%       LIBOR        (215)        167          -
                                                                                   -----------------------------------
                                                                                       (215)        (248)      401
                                                                                   ===================================

These interest rate swaps are used to hedge the interest expense arising from the Group's long-term borrowings detailed in Note 11. The interest rate swaps allow the Group to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Group agrees with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

The total fair value change of the interest rate swaps indicated above is shown in the income statement. These amounts were a gain of $950,000 as of December 31, 2005, a loss of $33,000 as of December 31, 2004 and a loss of $215,000 as of December 31, 2003. These fair values are based upon valuations received from the relevant financial institutions. The related asset or liability is shown under derivative financial instruments in the balance sheet.


16.     Changes in Working Capital

                               December 31,     December 31,      December 31,
                                       2003             2004              2005
                             ---------------  --------------- -----------------
(Increase) decrease in
Trade receivables                       (1)            (302)               120
Other receivables                         -            (114)                54
Inventories                            (83)            (352)             (210)
Prepaid expenses and other             (30)            (299)             (192)
Due from managing agent                   -                -              (84)
Due from related parties                  -          (1,582)             (152)
Increase (decrease) in
Accounts payable, trade                 311            3,518               936
Accrued liabilities                     209            1,061             1,684
Deferred income                         246            1,805             1,112
Due to related parties                  529                -                 -
                             ---------------  --------------- -----------------
                                      1,181            3,735             3,268
                             ===============  =============== =================


17.     Commitments and Contingent Liabilities

(a) Commitments

Management agreements

From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers Corporation ("Magnus Carriers"), a related party under common control. These ship management agreements are cancellable by the vessel-owning subsidiaries with two months notice, while Magnus Carriers has no such option. Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of a management fee of $146,000 per annum for technical management services, plus $1,000 per month for office space and administrative support (refer to note 19). With effect from January 1, 2006 this $1,000 per vessel, per month fee no longer exists.

From November 30, 2005, Chinook Waves Corporation commenced operating its vessel, M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH ("Ernst Jacob"). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary and receives an annual management fee of Euro 128,000.

Purchase of vessels

In October 2005, contracts were entered into for the purchase of two products tankers; two 72,750 (approximately) dwt vessels (M/T Stena Compass and M/T Stena Compassion) costing $56.1 million each. The M/T Stena Compass was delivered on February 14, 2006. The M/T Stena Compassion is due to be delivered in May 2006.

Rental agreement

On November 21, 2005 AMT Management Ltd entered into an office rental agreement with a related party, a company under common control, with effect from December 1, 2005 for six years at a monthly rental of Euro 4,000 plus stamp duty ($4,890) (refer to note 19).

The following table sets out long-term commercial obligations for rent and management fees, outstanding as of December 31, 2005:

                                      000's
                               -----------------
           2006                           2,051
           2007                           1,931
           2008                           1,955
           2009                           2,015
           2010 and thereafter           13,110
                               -----------------
           TOTAL                         21,062
                               =================


(b) Contingencies

Legal proceedings

There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.


18.     Taxation

The Group is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies' vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of income.


19.     Transactions Involving Related Parties

(a) Management fees

The vessel-owning companies included in the Group receive technical and commercial management services from Magnus Carriers, a company under common control, pursuant to ship management agreements. Under these agreements, the Group paid management fees of $1.498 million for the year ended December 31, 2005, $893,000 for the year ended December 31, 2004 and $199,000 for the period ended December 31, 2003 which is separately reflected in the statements of income.

(b) Commissions

Magnus Carriers and Trampocean S.A., related companies under common control, provide chartering services to the vessel-owning companies included in the Group at a commission of 1.25% of hires and freights earned by the vessels. The Group paid these companies fees for chartering services of $50,000 for the year ended December 31, 2005 $368,000 for the year ended December 31, 2004 and $73,000 for the period ended December 31, 2003. These commissions relate to agreements which are superseded by the new ship management agreements between Magnus Carriers and the vessel-owning subsidiaries. From the effective date of the new ship management agreements Magnus Carriers may only receive commission on new charters. Under the new ship management agreements, Magnus Carriers will be paid 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for the Group.

(c) Rental agreement

During 2005, the Group entered into a rental agreement with a related party, a company controlled by directors (see note 17). The Group paid $4,693 to the related party during the year ended December 31, 2005 (2004 and 2003 $NIL).

(d) Amounts due from/to related parties

Amounts due from related parties were $1.293 million at December 31, 2005 and $1.053 million at December 31, 2004. Amounts due to related parties were $529,000 at December 31, 2003. These amounts represent payments less receipts made by the Group on behalf of (i) other vessel-owning companies under common control with the Group, consisting of $392,000 (due from) at December 31, 2005, $138,000 (due from) at December 31, 2004 and $NIL at December 31, 2003 and (ii) Magnus Carriers Corporation, consisting of $901,000 (due from) at December 31, 2005, $915,000 (due from) at December 31, 2004 and $529,000 (due to) at December 31, 2003. There are no terms of settlement for these amounts, as of December 31, 2005.

(e) Crewing

Crewing for the Group is undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. The Group paid manning fees of $310,000 for the year ended December 31, 2005, $278,000 for the year ended December 31, 2004 and $58,000 for the period ended December 31, 2003.


(f) Vessel purchase

Aries Maritime exercised its right to acquire the M/T Chinook under the Right of First Refusal Agreement with Magnus Carriers in October 2005. The acquisition was offered to Aries Maritime by Magnus Carriers on either of two bases; (a) with retention of the five year head charter dated June 16, 2003 between the sellers and Pacific Breeze Tankers Ltd. (a joint venture company, 50% of which is ultimately owned between Mons Bolin, President and Chief Executive Officer of Aries Maritime and Gabriel Petridis equally) as charterers, at a rate of $13,000 per day, in which case the purchase consideration would be $30.6 million or, (b) without the head charter, in which case the purchase consideration would be $32.6 million. Aries Maritime exercised its right on basis (b). The total purchase consideration of $32.6 million for the M/T Chinook, paid on November 30, 2005, comprised purchase consideration under the terms of a Memorandum of Agreement dated October 25, 2005 of $30.6 million and a $2 million additional purchase consideration to the sellers under the terms of a separate agreement relating to the termination of the head charter.

Pursuant to an agreement dated December 28, 2004 Aries Maritime exercised its right to acquire CMA CGM Seine and CMA CGM Makassar in June, 2005 and took delivery of these vessels on June 24, 2005 and July 15, 2005 respectively. Both vessels were purchased from International Container Ships KS (a Norwegian limited partnership, of which Mons Bolin, President and Chief Executive Officer of Aries Maritime and Gabriel Petridis equally together, ultimately owned 25%). The purchase price paid for the CMA CGM Seine was $35.4 million and for the CMA CGM Makassar was $35.3 million.

(g) General and administrative expenses

During the year  ended  December  31,  2005 the Group  paid  directors'  fees of
$467,000  (2004  and  2003  $NIL).   Such  fees  are  included  in  general  and
administrative expenses in the accompanying consolidated statements of income.


20.     Post Balance Sheet Events

a) Credit facility

With effect from March 1, 2006 the Group voluntarily reduced its existing $150 million revolving credit facility to $145 million. The Group entered into a new $360 million revolving credit facility on April 3, 2006. The $360 million facility, which has a term of five years, is to be used to replace the current $140 million term loan facility and $150 million revolving credit facility.

b) Dividend

On February 13, 2006 the Directors of Aries Maritime declared a dividend of $0.35 per share in respect of the fourth quarter of 2005. The dividend was paid on March 9, 2006 to shareholders on record as of February 23, 2006.

c) Interest rate swap

On April 7, 2006 the interest rate swap with Fortis Bank was terminated and the settlement proceeds amounted to $490,000 in favor of Aries Maritime.

Unaudited post balance sheet events

a) On May 8, 2006 the Directors of Aries Maritime Transport Limited declared a dividend of $0.14 per share in respect of the first quarter of 2006. The dividend was paid on May 31, 2006 to shareholders on record as of May 19, 2006.

b) The Company took delivery of the vessel Stena Compassion in June 2006.

ITEM 19. EXHIBITS

   Number               Description of Exhibits

     1.1      ____      Articles of  Incorporation  of Aries Maritime  Transport
                        Limited (1)

     1.2      ____      Bye-laws of the Company (2)

     4.1      ____      Credit Agreement by and between the Company and The Bank
                        of Scotland and Nordea Bank Finland as joint lead arrangers. (3)

     8.1      ____      List of Subsidiaries (4)

    12.1      ____      Rule 13a-14(a)/15d-14(a)  Certification of the Company's
                        Chief Executive Officer.

    12.2      ____      Rule 13a-14(a)/15d-14(a)  Certification of the Company's
                        Chief Financial Officer.

    13.1      ____      Certification  of the Company's Chief Executive  Officer
                        pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    13.2      ____      Certification  of the Company's Chief Financial  Officer
                        pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------
(1) Incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form F-1 (Registration No. 333-124952).

(2) Incorporated by reference to Exhibit 3.2 to the Company's registration statement on Form F-1 (Registration No. 333-124952).

(3)  To be filed by amendment.

(4) Incorporated by reference to Exhibit 21.1 to the Company's registration statement on Form F-1 (Registration No. 333-124952).

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                      ARIES MARITIME TRANSPORT LIMITED



                                      By:   /s/ Mon S. Bolin
                                            ----------------------------------
                                            Name:  Mons S. Bolin
                                            Title: Chief Executive Officer

June 30, 2006