Form 20-F/A
period 2005-12-31
Aries Maritime Transport LTD
filed 2007-04-18
CIK 1322587

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

(Mark One)

[_]     REGISTRATION   STATEMENT  PURSUANT  TO  SECTION  12(b)  OR  (g)  OF  THE
        SECURITIES EXCHANGE ACT OF 1934

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


                        Aries Maritime Transport Limited
                  18 Zerva Nap., Glyfada, Athens 166 75, Greece
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

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

--------------------------------------------------------------------------------
                                      NONE
--------------------------------------------------------------------------------


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

        As of December 31, 2005, there were 28,416,877 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

                             Yes |    |       No | X |

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                             Yes |    |        No| X |

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 for their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes | X |        No|    |

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer | |  Accelerated filer | |  Non-accelerated filer | X |

Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17                   Item 18        X
                                    -------                 --------



If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                             Yes |     |    No | X |

--------------------------------------------------------------------------------
                                EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F ("Amendment No. 1") is being filed solely for the purpose of including Exhibit No. 4.1 hereto.

PART II    EXHIBITS

     Number                          Description of Exhibits

      4.1      ____    Credit Agreement by and between Aries Maritime Transport
                       Limited and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers.

      12.1     ____    Rule 13a-14(a)/15d-14(a) Certification of the
                       registrant's Chief Executive Officer.

      12.2     ____    Rule 13a-14(a)/15d-14(a) Certification of the
                       registrant's Chief Financial Officer.

      13.1     ____    Certification of the registrant's Chief Executive
                       Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      13.2     ____    Certification of the registrant's Chief Financial
                       Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                ARIES MARITIME TRANSPORT LIMITED



                                By:    /s/ Mon S. Bolin
                                       ----------------------------------------
                                       Name:  Mons S. Bolin
                                       Title:   Chief Executive Officer

April 18, 2006



SK 23248 0002 764951