Form 20-F
period 2006-12-31
Aries Maritime Transport LTD
filed 2007-04-20
CIK 1322587

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2006

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

                     Common Stock par value $0.01 per share

--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      NONE

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

                                 Yes |_| No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

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

                                 Yes |X| No |_|

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |_|   Accelerated filer |X|   Non-accelerated filer |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 |_| Item 18 |X|

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes |_| No |X|

                                TABLE OF CONTENTS

                                                                            Page


ITEM 1.    Identity Of Directors, Senior Management And Advisers...............1

ITEM 2.    Offer Statistics And Expected Timetable.............................1

ITEM 3.    Key Information.....................................................1

ITEM 4.    Information On The Company.........................................16

ITEM 4A.   Unresolved Staff Comments..........................................30

ITEM 5.    Operating And Financial Review And Prospects.......................30

ITEM 6.    Directors, Senior Management And Employees.........................49

ITEM 7.    Major Shareholders And Related Party Transactions..................52

ITEM 8.    Financial Information..............................................55

ITEM 9.    The Offer And Listing..............................................56

ITEM 10.   Additional Information.............................................56

ITEM 11.   Quantitative And Qualitative Disclosures About Market Risk.........66

ITEM 12.   Description Of Securities Other Than Equity Securities.............66

ITEM 13.   Defaults, Dividend Arrearages And Delinquencies....................67

ITEM 14.   Material Modifications To The Rights Of Security Holders And
           Use Of Proceeds....................................................67

ITEM 15.   Controls And Procedures............................................67

ITEM 16A.  Audit Committee Financial Expert...................................68

ITEM 16B.   Code Of Ethics....................................................68

ITEM 16C.  Principal Accountant Fees And Services.............................68

ITEM 16D.  Exemptions From The Listing Standards For Audit Committees.........68

ITEM 16E.  Purchases Of Equity Securities By The Issuer And Affiliated
           Purchases..........................................................69

ITEM 17.   Financial Statements...............................................69

ITEM 18.   Financial Statements...............................................69

ITEM 19.   Exhibits...........................................................70

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, our ability to complete documentation of agreements in principle, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate" "estimate" "project" "forecast" "plan" "potential" "will" "may" "should" and "expect" reflect forward-looking statements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3.  KEY INFORMATION

     Unless the context otherwise requires, as used in this report, the terms "Company" "we" "us" "the Group" and "our" refer to Aries Maritime Transport Limited and all of its subsidiaries, and "Aries Maritime Transport Limited" refers only to Aries Maritime Transport Limited and not to its subsidiaries. We use the term deadweight, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term TEU, or TEUs, in describing the size of vessels carrying containers. The size of one TEU is equivalent to 20 feet by 8 feet by 8 feet 6 inches (that is, 5.9 metres by 2.35 metres by 2.39 metres).

A. Selected Financial Data

     The following table sets forth our selected consolidated and combined financial and other data. The selected consolidated and combined financial and other data may not be indicative of the results we would have achieved had we operated as a public company for the entire period presented or of our future results. This information should be read in conjunction with "Item 5 -- Operating And Financial Review And Prospects" and our historical consolidated and predecessor combined carve-out financial statements and related notes. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion in "Item 5 -- Operating And Financial Review And Prospects -- Lack of Historical Operating Data for Vessels Before their Acquisition."

     Subsequent to the year ended December 31, 2006, the Company declared dividends of $0.07 per share in respect of the fourth quarter of 2006. The dividend was paid on March 30, 2007 to stockholders on record as of March 19, 2007.

                             From inception,
                            March 7, 2003, to      Year ended          Year ended          Year ended
                            December 31, 2003   December 31, 2004   December 31, 2005   December 31, 2006
                            -----------------   -----------------   -----------------   -----------------

                               (Dollars in thousands except per share data)
Income Statement Data
  (for period ending)

Revenue from voyages                 7,316             48,269              75,905              94,199

Gain on disposal of
  vessels                               --             14,724                  --                  --

Commissions                           (150)            (1,189)             (1,323)             (1,403)

Voyage expenses                        (24)              (312)               (224)             (4,076)

Vessel operating
  expenses                          (2,660)           (12,460)            (17,842)            (27,091)

General & administrative
  expenses                             (34)               (75)             (1,649)             (4,226)

Depreciation                        (1,721)           (12,724)            (19,446)            (29,431)

Amortization of
  drydocking and
  special survey
  expenses                            (271)            (1,552)             (1,958)             (3,568)

Management fees                       (199)              (893)             (1,511)             (1,999)

Net operating income                 2,257             33,788              31,952              22,405

Interest expense                    (1,539)            (8,616)            (18,793)            (19,135)

Interest received                        5                 58                 672                 931

Other income (expenses),
  net                                    6                 76                 (10)               (214)

Change in fair value of
   derivatives                        (215)               (33)                950              (1,788)

Net income                             514             25,273              14,771               2,199

Earnings per share
  (basic and diluted)                 0.03               1.56                0.64                0.08

Weighted average number
  of shares
  (basic and diluted)           16,176,877         16,176,877          23,118,466          28,416,877

Balance Sheet Data (at
  period end)

Cash and cash equivalents              667              5,334              19,248              11,612

Restricted cash                        109              4,803                  10               3,242

Total current assets                   890             12,371              22,438              22,430

Total assets                        45,534            245,725             377,898             458,040

Total current liabilities            4,177             34,666              21,356              29,622

Current portion of
  long-term debt                     2,667             21,910                  --                  --

Long-term debt, net of
  current portion                   37,743            185,050             183,820             284,800

Total liabilities                   45,020            229,072             222,217             325,452

Total stockholders'
  equity                               514             16,653             155,681             132,588

Other Financial Data (for
  period ending)

Net cash provided by
  operating activities               4,426             21,899              36,974              24,215

Net cash used in
  investing activities             (41,612)          (161,773)           (114,001)           (101,815)

Net cash provided by
  financing activities              37,853            144,541              90,941              69,964

Net increase (decrease)
  in cash and cash
  equivalents                          667              4,667              13,914              (7,636)

Fleet Data (at period
  end)

Number of products
  tankers owned                          2                  7                   8                  10

Number of container
  vessels owned                         --                  3                   5                   5

                                       Period from
                                       inception,
                                         March 7,
(All amounts in thousands of U.S.     2003, through    Year ended     Year ended     Year ended
dollars, unless otherwise stated)     December 31,    December 31,   December 31,   December 31,
                                          2003            2004           2005           2006
ADJUSTED EBITDA(1)

NET INCOME                                 514           25,273         14,771          2,199
plus Net interest expense                1,534            8,558         18,121         18,204
plus Depreciation and Amortization       1,992            5,221         12,112         21,326
Plus/(minus) Change in fair value
of derivatives                             215               33           (950)         1,788
ADJUSTED EBITDA                          4,255           39,085         44,054         43,517

                                 ADJUSTED EBITDA

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

Industry Specific Risk Factors

Charter rates for products tankers and container vessels may decrease in the future, which may adversely affect our earnings.

     If the shipping industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. Two of our period charters are scheduled to expire during 2007. Our ability to re-charter our vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the products tanker and container vessel markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products and container transportation. We have period charters expiring on one container vessel and one products tanker during 2007. You should read the information contained in the table of vessel information under "Item 4 - Information on the Company - Business Overview - Our Fleet". The period charter expiration dates for all our vessels are detailed in that table under `Charter Expiration', except for one products tanker which is currently employed in the spot market.

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

     The factors that influence the supply of vessel capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o    the number of vessels that are out-of-service; and

     o    port or canal congestion.

     If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

The value of our vessels may fluctuate, adversely affecting our liquidity and causing us to breach the terms of our new credit facility.

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

The market value of our vessels may decline, which could lead to a default under our new credit facility and the loss of our vessels.

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

     We pay interest under our new credit facility at a rate of LIBOR plus a margin which ranges from 1.125% to 1.5% to reflect the ratio of our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value ranging from less than 50% to equal to or greater than 65%. If the market value of our vessels declines, we may pay a higher margin under the terms of our new credit facility. You should read "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Indebtedness" for additional information concerning our new credit facility.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

     Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows, financial condition and our ability to pay dividends.

     A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and our ability to pay dividends.

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

     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the " sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any " associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet.

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

     We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our new credit facility agreement, which we refer to as our credit agreement, and those created by Bermuda law.

     Our new credit facility prohibits us from paying a dividend if an event of default under the new credit facility is continuing or would result from the payment of the dividend. Our new credit facility further requires us to maintain specified financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our new credit facility could prevent us from making dividend payments under certain circumstances.

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

     Our historical financial and operating data may not be representative of our future results because we have a limited operating history as a stand-alone entity or as a publicly traded company. Our combined financial statements included in this document have been carved out of the consolidated financial statements of Aries Energy Corporation, or Aries Energy, a private company which owned and operated two products tankers during the period from March 2003 to December 31, 2003, seven products tankers and five container vessels during the year ended December 31, 2004 and eight product tankers and five container vessels during the year ended December 31, 2005. Consistent with shipping industry practice, we have not obtained, nor do we present in this document, historical operating data for our vessels prior to their acquisition. Although our results of operations, cash flows and financial condition reflected in our combined financial statements include all expenses allocable to our business, due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure.

We depend upon four significant charterers for the majority of our revenues. The loss of one or more of these charterers could adversely affect our financial performance.

     We have historically derived a significant part of our revenue from a small number of charterers. During 2006, 65% of our revenue was derived from four charterers, Trafigura Beheer B.V., Deiulemar Compagnia di Navigazione S.p.A, CMA CGM S.A. and PDVSA. If we were to lose any of these charterers, or if any of these charterers significantly reduced its use of our services or was unable to make charter payments to us, our results of operations, cash flows and financial condition would be adversely affected.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

     Our charters may terminate earlier than the dates indicated in the section "Our Fleet" in "Item 4 -- Information on the Company." The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

     If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, results of operations, cash flows and financial condition may be adversely affected and the amounts available, if any, to pay dividends to our shareholders may be significantly reduced or eliminated.

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

o free cash and cash equivalents plus the undrawn element of the $5 million portion of the new credit facility available for general corporate purposes, must be no less than 5% of interest bearing debt;

o our current liabilities, excluding deferred revenue and derivative financial instruments, may not exceed our current assets, excluding derivative financial instruments;

o the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis. Primarily due to vessel out-of-service time during the year ended December 31, 2006, the interest coverage ratio financial covenant contained in the new credit facility would not be met and the lender agreed to lower the ratio for this financial covenant. This ratio was lowered to 2.50 to 1.00 for the three month period ended December 31, 2006, and three month periods ending March 31, 2007 and June 30, 2007. For subsequent three month periods the lower ratio will not apply and the ratio reverts back to 3.00 to 1.00, which the Company believes it will meet. With effect from January 3, 2007 and until the lower ratio under this covenant no longer applies, the Company will pay an increased margin of 1.75%; and

o the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The new credit facility also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

Our new credit facility prevents us from declaring dividends if any event of default, as defined in the new credit facility, occurs or would result from such declaration. Each of the following will be an event of default under the new credit facility:

o the failure to pay principal, interest, fees, expenses or other amounts when due;

o breach of certain financial covenants, including those which require Magnus Carriers Corporation ("Magnus Carriers") to maintain a minimum cash balance;

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

Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our new credit facility would prevent us from borrowing additional money under the new credit facility and could result in a default under the new credit facility. If a default occurs under our new credit facility, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

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

     We have contracted the commercial and technical management of all the vessels in our fleet (with the exception of the Chinook, Stena Compass and Stena Compassion), including crewing, maintenance and repairs to the management company, Magnus Carriers. In addition, we expect that we will need to seek approval from our lenders to change our manager. The loss of Magnus Carriers' services or its failure to perform its obligations under the management agreements could materially and adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends. Although we may have rights against Magnus Carriers if it defaults on its obligations to us, our shareholders will not directly share that recourse.

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

     Magnus Carriers, its principals or any of their controlled affiliates may acquire or charter additional products tankers and container vessels in the future, subject to a right of first refusal that Magnus Carriers and its principals have granted to us for as long as Magnus Carriers is managing our vessels. If we do not purchase or charter these vessels, they could compete with our fleet, and Magnus Carriers and its affiliates might be faced with conflicts of interest between their own interests and Magnus Carriers' obligations to us under the ship management agreements.

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

     Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out-of-service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

     In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

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

     We generate all our revenues in U.S. dollars, but our manager, Magnus Carriers, incurs approximately 30% of vessel operating expenses and we incur general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. For example, in the year ended December 31, 2006, the value of the U.S. dollar depreciated by approximately 11% against the Euro.

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

     We and all our subsidiaries are incorporated in jurisdictions outside the U.S., substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

U.S. tax authorities could treat us as a "passive foreign investment company" which could have adverse U.S. federal income tax consequences to U.S. shareholders.

     A foreign corporation will be treated as a "passive foreign investment company", or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

     Based on our method of operation, we do not believe that we will be a PFIC. In this regard, we treat the gross income we derive or are deemed to derive from our chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

     There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

     If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. shareholder may be able to make certain tax elections which would ameliorate these consequences.

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

     For example, Aries Energy Corporation, or Aries Energy (through its wholly owned subsidiary Rocket Marine Inc., or Rocket Marine), owns approximately 52% of our outstanding common shares. We are ineligible to qualify for exemption under Section 883 for any taxable year in which Aries Energy alone or together with other shareholders with a 5% or greater interest in our common shares, or the 5% shareholder group, own 50% or more of our outstanding common shares on more than half the days during such taxable year and we are unable to establish in accordance with the Treasury Regulations that within the 5% shareholder group there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders within such group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year. In order to establish this, qualified shareholders within the 5% shareholder group would have to provide us with certain information in order to substantiate their identity as qualified shareholders. Captain Gabriel Petridis, the 50% beneficial owner of Aries Energy, has agreed to provide us with such information. Notwithstanding this agreement, we may be unable to establish in conformity with the Treasury Regulations that there are sufficient qualified shareholders within the 5% shareholder group to allow us to qualify for exemption under Section 883. Due to the factual nature of the issues involved, we can give no assurances regarding our tax-exempt status or that of any of our subsidiaries.

     If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S. source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Purchase options with respect to two of our vessels could result in our receiving less than if we were to sell these ships in the open market.

     The charterer for two of our vessels, the Altius and the Fortius, has an option to purchase 50% of the equity in those vessels exercisable six months before the expiration of their current charters in June and August 2009, respectively. If the option prices are lower than the prevailing market prices of these vessels at the time of exercise, we would receive less for the equity interests than we would receive if we were to sells the vessels in the open market, which could negatively impact our results of operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

     We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company was identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. Our common stock is listed on the Nasdaq Global Market under the symbol "RAMS". The address of our principal executive office is 18 Zerva Nap., Glyfada, Athens 166 75, Greece.

     Our primary capital expenditures are in connection with the acquisitions of vessels. Since the date of our incorporation, we have exercised an option to re-acquire two additional container vessels, CMA CGM Seine and CMA CGM Makassar, from an affiliate of Aries Energy and took delivery of the ships in June and July 2005. Also, in October 2005, contracts were entered into for the purchase of two new products tankers, Stena Compass and Stena Compassion. The Stena Compass was delivered in February 2006 and the Stena Compassion in June 2006. In November 2005, we took delivery of the 2001 built products tanker Chinook. As a result of these acquisitions, our fleet now consists of ten product tankers with an aggregate capacity of approximately 575,325 dwt and five container vessels with an aggregate capacity of approximately 12,509 TEU. The aggregate purchase price of the three vessels we acquired in 2005 was $103.2 million and the aggregate purchase price of the two vessels we acquired in 2006 was $112.2 million. See note 6 to our consolidated and predecessor combined carve-out financial statements included in this report.

B.   Business Overview

Our Fleet

Our fleet consists of ten products tankers and five container vessels. Our ten products tankers consist of five double-hulled MR tankers, one of which has a cargo-carrying capacity of 41,450 dwt, one which has a cargo-carrying capacity of 41,502 dwt and three of which have a cargo-carrying capacity of 38,701 dwt; four double-hulled Panamax tankers, two of which have a cargo-carrying capacity of 73,400 dwt and two of which have a cargo-carrying capacity of 72,750 dwt; and one double-hulled Aframax tanker, which has a cargo-carrying capacity of 83,970 dwt. Our products tankers are designed to transport several different refined petroleum products simultaneously in segregated coated cargo tanks. These cargoes typically include gasoline, jet fuel, kerosene, naphtha and heating oil, as well as edible oils. The average age of our products tankers is approximately
7.7 years. All our products tankers were employed under period charters as of March 31, 2007, with remaining terms ranging from approximately four months to
2.4 years, with the exception of Bora, now named Ostria, which was operating in the spot market. Our charterers include PDVSA, the state oil company of Venezuela, ST Shipping, Deiulemar Compagnia di Navigazione S.p.A./Enel S.p.A., Trafigura Beheer B.V. and the Stena Group.

     Our five container vessels range in capacity from 1,799 to 2,917 TEU and have an average age of 17.4 years. Container vessels of this size are generally utilized in the North/South trade routes that link Europe and Asia with Latin America, Africa, India, Australia and New Zealand. Our four largest container vessels are also utilized in the East/West trade routes that link Europe with the Far East and the United States. Our smaller container vessel may be employed on the same trade routes or may serve as a feeder vessel trading between hub ports, where larger vessels call, and smaller regional ports. All of our container vessels were employed under time charters as of March 31, 2007, with remaining terms ranging from approximately three months to 3.4 years. Three of our container vessels are currently chartered to China Shipping Group, Mediterranean Shipping Co. S.A. ("MSC") and Islamic Republic of Iran Shipping Line ("IRISL") with the remaining two container vessels currently chartered to CMA CGM S.A.

     After our period charters expire, we may employ our vessels under new period charters or in the spot voyage market between period charters, depending on the prevailing market conditions at that time. Set forth below is summary information concerning our fleet as of March 31, 2007.

-------------------------------------------------------------------------------------------------------------------
                                                                                                       Daily total
                                                                                         Net Daily        vessel
                                                                          Charter       Charterhire     operating
Vessel Name                   Size      Year Built      Charterer        Expiration          Rate        expenses
-------------------------------------------------------------------------------------------------------------------
Product Tankers
-------------------------------------------------------------------------------------------------------------------
Altius                     73,400 dwt      2004       Deiulemar/Enel      June 2009        $14,860       $4,500
-------------------------------------------------------------------------------------------------------------------
Fortius                    73,400 dwt      2004       Deiulemar/Enel     August 2009       $14,860       $4,500
-------------------------------------------------------------------------------------------------------------------
Nordanvind                 38,701 dwt      2001           PDVSA         November 2008      $19,988       $5,000
-------------------------------------------------------------------------------------------------------------------
Ostria (ex Bora)           38,701 dwt      2000            Spot             Spot            Spot         $5,000
-------------------------------------------------------------------------------------------------------------------
High Land                  41,450 dwt      1992         Trafigura        April 2008        $16,575       $4,700
-------------------------------------------------------------------------------------------------------------------
High Rider                 41,502 dwt      1991         Trafigura        April 2008        $16,575       $4,700
-------------------------------------------------------------------------------------------------------------------
Arius (ex Citius)          83,970 dwt      1986        ST Shipping        July 2007      $18,038(1)      $4,800
-------------------------------------------------------------------------------------------------------------------
Stena Compass              72,750 dwt      2006        Stena Group       August 2008     $18,700(2)        N/A
-------------------------------------------------------------------------------------------------------------------
Stena Compassion           72,750 dwt      2006        Stena Group      December 2008    $18,700(2)        N/A
-------------------------------------------------------------------------------------------------------------------
Chinook                    38,701 dwt      2001        Stena Group       August 2008     $17,062(2)      $5,300 (3)
-------------------------------------------------------------------------------------------------------------------
Container Vessels
-------------------------------------------------------------------------------------------------------------------
CMA CGM Makassar           2,917 TEU       1990          CMA CGM          May 2010         $20,400       $5,100
-------------------------------------------------------------------------------------------------------------------
CMA CGM Seine              2,917 TEU       1990          CMA CGM       September 2010      $20,400       $5,100
-------------------------------------------------------------------------------------------------------------------
Energy 1 (ex ANL Energy)   2,438 TEU       1989           IRISL          April 2008        $17,297       $4,800
-------------------------------------------------------------------------------------------------------------------
MSC OSLO (ex SCI Tej)      2,438 TEU       1989            MSC           March 2009        $15,000       $4,800
-------------------------------------------------------------------------------------------------------------------
Ocean Hope                 1,799 TEU       1989       China Shipping      June 2007        $13,956       $4,400
                                                     Container Lines
-------------------------------------------------------------------------------------------------------------------

(1) Plus 50% of profits of over and above $18,000 per day, under the profit sharing provisions of our charter agreement with ST Shipping, plus an additional $244 per day for a third oil major approval as and when obtained.

(2) Plus additional income under profit sharing provisions of our charter agreement with Stena Group.

(3)  This refers to the actual daily vessel operating expenses during 2006.

Vessel Charters

     Our product tankers, except Bora, now named Ostria, which is currently operating in the spot market, and container vessels are currently committed under period employment agreements with national, regional and international companies. Pursuant to these agreements, known as charterparties, we provide these companies, or charterers, with a vessel and crew at a fixed, per-day rate for a specified term.

     The charterers under the time charters referenced below are generally responsible for, among other things, the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods), port charges, costs related to towage, pilotage, mooring expenses at loading and discharging facilities and certain operating expenses. The charterers are not obligated to pay us charterhire for off-hire days, which include days a vessel is out-of-service due to, among other things, repairs or drydockings. Under the time charters, we are generally required, among other things, to keep the related vessels seaworthy, to crew and maintain the vessels and to comply with applicable regulations. We are also required to provide protection and indemnity, hull and machinery, war risk and oil pollution insurance cover. Our shipmanagement companies perform these duties for us under the ship management agreements.

     Charter periods are typically, at the charterer's option, subject to (1) extension or reduction by between 15 and 60 days at the end of the final charter period and (2) extension by any amount of time during the charter period that the vessel is off-hire. A vessel is generally considered to be "off-hire" during any period that it is out-of-service due to damage to or breakdown of the vessel or its equipment or a default or deficiency of its crew. Under certain circumstances our charters may terminate prior to their scheduled termination dates. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria.

     Two of our vessels, Altius and Fortius, which are sister ships, are employed under time charters with Deiulemar Compagnia di Navigazione S.p.A ("Deiulemar"), an Italian shipping company, at a daily charter rate of $14,860 per vessel, net of commissions, which commenced in August and June 2004, respectively. Deiulemar has in turn sub-chartered these vessels to Enel.FTL, an Italian energy company partly owned by the Italian state. Under the Deiulemar charterparties, Deiulemar has the option to purchase 50% of each vessel's equity upon the expiration of the charter for 50% of the difference between $29.5 million and the debt balance on each vessel. If Deiulemar exercises this option, Magnus Carriers will continue to provide technical management services and Deiulemar will have a right of first refusal for the provision of commercial management services for the purchased vessel or vessels. The time charters with Deiulemar for Altius and Fortius are scheduled to expire in August and June 2009, respectively, subject to the typical adjustments discussed above.

     Our vessel Nordanvind is employed under a time charter with PDVSA, S.A. ("PDVSA"), the state oil company of Venezuela. Under the terms of the time charter, which commenced in November 2005, PDVSA is required to pay a daily charter rate of $19,988, net of commissions, until November 2008, subject to the typical adjustments discussed above. In May 2006, we withdrew our sister vessel Bora, now named Ostria, from its charter with PDVSA and began marketing the vessel in the spot market.

     Two of our vessels, High Land and High Rider, which are sister ships, have been employed since April 2006 under time charters to Trafigura Beheer B.V.("Trafigura"), a global trading group involved in the trade, transportation, storage and distribution of oil, oil products, minerals and metals. Trafigura is required to pay a daily charter rate of $16,575 per vessel, net of commissions. The charters will expire in April 2008.

     Our vessel Arius (ex Citius) entered into a new time charter for an initial period of 6 months with ST Shipping and Transportation Inc., ("ST Shipping"), the shipping division of Glencore International A.G., a company based in Switzerland. Glencore International A.G. supplies a range of commodities and raw materials to companies in industries such as automotive, power generation, steel production and food processing. Under the terms of the time charter, ST Shipping is required to pay us a basic hire of $17,550 per day, net of commissions plus an additional $243.75 net of commissions per day for every oil major approval as and when obtained until three are obtained. The vessel currently has two oil major approvals. The charterer is also required to pay us additional hire equalling 50% of any trading income (revenue less voyage-related expenses) in excess of $18,000 per day. The charter period to ST Shipping is scheduled to expire in July 2007. Under the terms of the charter, the charterer has the option to extend the charter period for a period of six months and subject to the typical adjustments discussed above. The vessel commenced this charter on August 1, 2006.

     An agreement has been made between the Company and ST Shipping to settle ST Shipping's claim of $930,000 for alleged loss of profit, on the basis of a full and final settlement in the amount of $750,000, which ST Shipping will recoup from their share of the profit sharing generated by the vessel under the new charter since August 1, 2006 and the Company has provided a guarantee that if insufficient profits are made by the end of the new charter, Aries will pay any shortfall at the end of the charter.

     Our vessel Chinook, sister ship to the Nordanvind and Ostria, is employed under time charter to the Stena Group for an initial period of 18 months at a daily rate of $17,062.50 net of commissions. This charter commenced on February 20, 2007. The charterer has an option to extend the time charter for a period of twelve months at the same rate subject to the typical adjustments discussed above. The time charter also includes a profit sharing component with a 50% share for the Company, based on any trading income (revenue less voyage-related expenses) in excess of the daily hire gross of commissions.

     Our vessels CMA CGM Makassar and CMA CGM Seine, which are sister ships, are employed under time charters to CMA CGM S.A. ("CMA CGM"), a worldwide container shipping company based in France. Under the terms of these time charters, CMA CGM is required to pay a daily charter rate of $20,400 per vessel, net of commissions. These five year time charters commenced in May 2005 and September 2005 respectively and are subject to the typical adjustments discussed above.

     Our vessel Energy 1 (ex ANL Energy) has been employed under time charter to IRISL since October 2006. Under the terms of the charter, IRISL is required to pay us a daily charter rate of $17,297 net of commissions. The charter will expire in April 2008, subject to a 6-month extension at the charterers' option and subject to the typical adjustments discussed above.

     Our vessel MSC OSLO (ex SCI Tej), sister vessel of M/V Energy 1, is employed under time charter to MSC, a privately-owned company founded in 1970 which is the second largest container shipping line in the world. Under the terms of the time charter, MSC is required to pay us a daily charter rate of $15,000 net of commissions, subject to the typical adjustments discussed above. This timecharter commenced on March 8, 2007 and is for two years.

     Our vessel Ocean Hope is currently employed under a time charter with China Shipping Container Lines (Asia) Co. Ltd. ("CSCL"), a company within the China Shipping Group, a state-owned Chinese shipping conglomerate. Under the terms of the time charter, CSCL is required to pay a daily charter rate of $13,956, net of commissions. The time charter to CSCL commenced in June 2004 and is scheduled to expire in June 2007, subject to the typical adjustments discussed above.

     Our vessels Stena Compass and Stena Compassion are currently employed under bareboat charters with two companies of the Stena Group (Panvictory Ltd. and Panvision Ltd. respectively). Under the terms of the bareboat charters, the Stena Group companies are required to pay a basic daily charter rate of $18,700, there being no commissions. In addition, the Stena Group companies are required to pay an additional hire equal to 30% of the time charter equivalent weighted average hire for each quarter in excess of $24,500 per day. The bareboat charters expire in August 2008 and December 2008 respectively.

     The charterers under the bareboat charters referenced above are generally responsible for the running cost of the vessels, which include, among other things, operation, maintenance, insurance (protection and indemnity, hull and machinery, war risk and oil pollution) and repairs, drydocking and crew. Also, charter hire is not subject to deductions for off-hire days under the bareboat charters.

     For the periods ended December 31, 2006, 2005 and 2004, our revenues from products tankers were $53 million, $42.9 million and $20.7 million respectively. For the periods ended December 31, 2006, 2005 and 2004, our revenues from container vessels were $41.2 million, $33 million and $27.6 million respectively. These revenues include Deferred Revenue (for which please refer to Item 5 - Operating and Financial Review and Prospects). Our fleet did not include any container vessels in 2003.

Fleet Management

     Certain of our vessel-owning subsidiaries have entered into ten-year ship management agreements with Magnus Carriers, which is cancelable by us on two months' prior notice. Eleven of these twelve existing management agreements with Magnus Carriers were entered into in June 2005 with the last entered into in July 2005. Under these management agreements, Magnus Carriers is responsible for all technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel taxes and other vessel operating activities. Magnus Carriers is also obligated under our management agreements to maintain, at our expense, insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and off-hire insurance.

     As compensation for these services, we pay Magnus Carriers an amount equal to the budgeted vessel operating expenses, which we have established jointly with Magnus Carriers. These initial budgeted vessel operating expenses increased by 3% during the year ended December 31, 2006. They are also subject to adjustment every three years. The initial annual management fee was set at $146,000 per vessel and during 2006 increased by 3% to $150,380 per vessel. The ship management agreements provide that, if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). On the other hand, if actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. Vessel operating expenses are payable by us monthly in advance.

     We also use Magnus Carriers and its affiliates non-exclusively for commercial management of all our vessels except Stena Compass and Stena Compassion, which includes finding employment for our vessels and identifying and developing vessel acquisition opportunities that will fit our strategy. Under the terms of the ship management agreements, Magnus Carriers provides chartering services in accordance with our instructions and we pay Magnus Carriers 1.25% of any gross charterhire and freight paid to us for new charters. In addition, Magnus Carriers will supervise the sale of our vessels and the purchase of additional vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us.

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

     In addition, as long as Magnus Carriers is managing our vessels, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

     Magnus Carriers is an established ship management company that provides ship management services for affiliated companies, such as our company, as well as third parties including commercial banks. Since its inception in 1997, Magnus Carriers has managed more than 50 vessels, including oil tankers, products tankers, LPG tankers, chemical tankers, container vessels, dry bulk carriers and reefer vessels. Magnus Carriers and its affiliates have offices in Athens, Greece and London, England and have 34 land-based administrative employees and employ more than 400 seafarers on 18 vessels.

Crewing and Employees

     As of December 31, 2006 our wholly-owned subsidiary, AMT Management Ltd., employed 3 employees, all of whom are shore-based. Magnus Carriers ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

     All of the employees of Magnus Carriers are subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards. We have not had any labor interruptions with our employees under this collective bargaining agreement.

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

     In recent periods, heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all ships and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Magnus Carriers and Ernst Jacob, the technical manager of our vessel Chinook and the Stena Group companies managing the Stena Compass and Stena Compassion, are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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

     Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. At that time, these regulations required the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state administration may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

     However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

--------------------------------------------------------------------------------
Category of Oil Tankers                 Date or Year
--------------------------------------------------------------------------------
Category 1- oil tankers of 20,000
dwt and above carrying crude oil,
fuel oil, heavy diesel oil or           April 5, 2005 for ships delivered
lubricating oil as cargo, and of        on April 5, 1982 or earlier; or
30,000 dwt and above carrying other     2005 for ships delivered after
oils, which do not comply with the      April 5, 1982
requirements for protectively
located segregated ballast tanks

--------------------------------------------------------------------------------
Category 2 - oil tankers of 20,000
dwt and above carrying crude oil,       April 5, 2005 for ships delivered
fuel oil, heavy diesel oil or           on April 5, 1977 or earlier
lubricating oil as cargo, and of        2005 for ships delivered after
30,000 dwt and above carrying other     April 5, 1977 but before January 1,
oils, which do comply with the          1978
protectively located segregated         2006 for ships delivered in 1978
ballast tank requirements               and 1979
                                        2007 for ships delivered in 1980
and                                     and 1981
                                        2008 for ships delivered in 1982
Category 3 - oil tankers of 5,000       2009 for ships delivered in 1983
dwt and above but less than the         2010 for ships delivered in 1984 or
tonnage specified for Category 1        later
and 2 tankers.
--------------------------------------------------------------------------------

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

     The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

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

     The flag state administration may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

     Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

     Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to Regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of "heavy grade oil" that will broaden the scope of regulation 21.

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

     Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1994, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely on the safety management systems that Magnus Carriers and our other ship management companies have developed.

     The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that Magnus Carriers and our other ship management companies have all material requisite documents of compliance for their offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. Magnus Carriers and our other ship management companies will be required to review these documents of compliance and safety management certificates annually.

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

     Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.8 million plus $955.3 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $136.0 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 22, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

     OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased the OPA liability limits to the greater of $1,900 per gross ton or $16.0 million per double-hull tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, including adjacent waters, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

     Although OPA is primarily directed at oil tankers, it also applies to non-tanker vessels, such as container vessels, with respect to the fuel carried on board. OPA limits the liability of non-tanker owners to the greater of $600 per gross ton or $500,000 per discharge, which may be adjusted periodically for inflation.

     These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the gross negligence or wilful misconduct of the responsible party or the responsible party's agent or employee or any person acting in a contractual relationship with the responsible party. In addition, these limits do not apply if the responsible party or the responsible party's agent or employee or any person acting in a contractual relationship with the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under other laws, including maritime tort law.

     OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has adopted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, combining the OPA limitation on liability of $1,200 per gross ton with the CERLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in the amounts that reflect the higher limits of liability imposed by the July amendments to OPA, as described above. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum strict liability under OPA and CERCLA. Magnus Carriers has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

     Magnus Carriers and the Stena Group companies managing Stena Compass and Stena Compassion have arranged insurance for our tankers with pollution liability insurance in the amount of $1 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business and on the ship management companies' business, which could impair their ability to manage our vessels.

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

     Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA. The U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Under the management agreements, Magnus Carriers and our other ship management companies are responsible for ensuring our vessels comply with any such additional regulations.

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

Additional U.S. Environmental Requirements

     The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the " CAA"), requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

     The Clean Water Act ("CWA") prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Although the EPA has indicated that it will appeal this decision, if the exemption is repealed, we may be subject to CWA permit requirements that may include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures which may restrict our vessels from entering U.S. ports. We cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

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

     All of the tankers in our fleet are double-hulled; however, because of certain age restrictions and requirements set forth in the regulations described above, High Land and High Rider and the Arius (ex Citius) are subject to certain restrictions in trading.

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

Inspection by a Classification Society

     Our vessels have been certified as being "in-class" by either Nippon Kaijori Kyokai Corp., Lloyds Register of Shipping, Bureau Veritas, Germanischer Lloyd or Det Norske Veritas, each of which is a member of the International Association of Classification Societies. Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Competition

     We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We typically arrange our charters in the period market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of container ships and owners of products tankers in the Aframax, Panamax and Handymax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

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

D.   Properties, Plants and Equipment

     We lease office space in Athens, Greece, from Domina Petridou O.E., which is owned by Mons S. Bolin, our President and Chief Executive Officer, and Domina Petridou. In November 2005 we entered into a ten-year lease agreement with the landowner. We refer you to "Our Fleet" above in this item for a discussion of our vessels.

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated and predecessor combined carve-out financial statements, which we call our consolidated and combined financial statements, and the related notes, and the other financial and other information included in this document. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. Please read "Forward-Looking Statements" for additional information regarding forward-looking statements used in this document. Reference in the following discussion to " our" and " us" and " the company" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

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

     The combined financial statements included in this document have been carved out of the consolidated financial statements of Aries Energy, which owned and operated seven products tankers and five container vessels during the year ended December 31, 2004. Results have been included from the respective dates that the vessel-owning subsidiaries came under the control of the shareholders of Aries Energy. Aries Energy's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results. From March 17, 2005, the consolidated financial statements reflect the consolidated results of Aries Maritime.

A.   Operating Results

Important Factors to Consider When Evaluating our Historical and Future Results of Operations

     We acquired our first two vessels, the High Land and the High Rider, in March 2003. These two vessels were the only vessels in our fleet to operate for the entire year ended December 31, 2004. At various times between April and December 2004, we acquired five products tankers and five container vessels. These ten vessels were placed into service shortly after their respective delivery dates. In December 2004, Aries Energy sold the Makassar and the Seine to an affiliate. As a result of these disposals, our fleet consisted of seven products tankers and three container vessels at December 31, 2004.

     We exercised an option to re-acquire the Makassar and the Seine shortly after the closing of the initial public offering and took delivery of these ships in June and July 2005, respectively. In October 2005, contracts were entered into for the purchase of two new products tankers; two 72,750 dwt vessels, Stena Compass and Stena Compassion. The Stena Compass was delivered in February 2006. The Stena Compassion was delivered in June 2006. In November 2005 we took delivery of the 2001 built products tanker Chinook. As a result of these acquisitions, our fleet consisted of eight products tankers and five container vessels as of December 31, 2005 and ten products tankers and five container vessels as of December 31, 2006.

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

     o financing costs related to our indebtedness, which totalled $284.8 million at December 31, 2006; and

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

     You should read the following discussion together with the information contained in the table of vessel information under "Item 4 -- Information on the Company -- Business Overview -- Our Fleet". The net daily charterhire rates detailed in that table under "Net Daily Charterhire Rate" are fixed rates and all detailed vessels, except Bora, now named Ostria, which is currently trading in the spot market, are employed under period charters. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated.

     Our strategy is to employ vessels on period charters in order to generate stable cash flow over a period of time. Fourteen of our fifteen vessels are employed, on period charters and, with the exception of the Stena Compass and Stena Compassion, are employed on time charters. The Stena Compass and Stena Compassion charters are bareboat charters. The average remaining term under our existing period charters on our fleet was 1.5 years as of December 31, 2006 with 30% of the charter parties for our products tankers containing profit sharing arrangements. The Ostria (ex Bora) and MSC Oslo (ex SCI Tej) were not employed on period charter as of December 31, 2006. Our policy is to carry loss-of-hire insurance, which will provide the equivalent of the charter rate on the vessel in the event that a vessel is off-hire for more than 14 days up to a maximum of 60 days.

     The daily net charterhire under our existing charter agreements is increased by any profit sharing and by the amortization of the deferred revenue associated with our assumption of charters when acquiring certain vessels. The total profit sharing earned during the year ended December 31, 2006 was $572,012. The total deferred revenue amortization in respect of the relevant vessels was $11.7 million during the year ended December 31, 2006. The recognition of deferred revenue will only continue for the duration of the charters assumed with the acquisition of the relevant vessels.

     Vessels typically operate for 360 days per year, which is a level commonly used as an industry average. The five days of non-operation per year are to provide for time spent in dry-dock and off-hire time. Should a vessel be operational for 355 days, instead of 360 days in any year, charterhire income from that vessel would decrease by 1.4% in that year. We earned revenues, excluding deferred revenue, of $82.5 million in the year ended December 31, 2006. An average 1.4% decrease in charterhire income for the vessels then comprising our fleet would have resulted in a decrease of revenues by $1.1 million to $81.4 million.

     With regard to total vessel operating expenses, defined as the sum of the vessel operating expenses, amortization of actual dry-docking and special survey expenses and management fees, the ship management agreements with Magnus Carriers for the twelve vessels under Magnus Carriers' technical management set out the initial twelve months agreed total daily vessel operating expenses. For further information on the ship management agreements with Magnus Carriers please read, "Technical and Commercial Management of Our Fleet" in "Item 5 - Operating and Financial Review and Prospects." Any variance between the agreed total vessel operating expenses and the actual total vessel operating expenses is shared equally between Magnus Carriers and us. The daily operating expenses detailed in the table under "Our Fleet" in the column headed "Daily total vessel operating expenses" represents the initial agreed vessel operating expenses under our management agreements with Magnus Carriers, with the exception of the daily operating expense detailed for Chinook, which is the actual daily vessel operating expense for 2006 as this vessel is not managed by Magnus Carriers. Chinook is subject to a ship management agreement with an unrelated company, which contains no variance sharing arrangement. Stena Compass, which was delivered in February 2006 and Stena Compassion, which was delivered in June, 2006, are both employed on bareboat charters and under such contracts the charterer is responsible for vessel operating expenses.

     The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, dry-docking and special survey costs, spare parts orders, repairs that are not covered under insurance policies and lubricants prices. The ship management agreements provide for a cost of inflation increase in total vessel operating expenses of 3% per annum and are subject to adjustment every three years.

     On the basis of total vessel operating expenses for the twelve ships subject to the management agreements with Magnus Carriers, at the initial level contained in those management agreements as set out in the table of vessel information under "Our Fleet," the aggregate of the daily total vessel operating expenses was $57,400. Following the 3% increase during the year ended December 31, 2006, in accordance with the terms of the management agreements, the aggregate of the daily total vessel operating expenses for the twelve vessels managed by Magnus Carriers was $59,122.

     During the year ended December 31, 2006, we incurred vessel operating expenses and management fees to Magnus Carriers for the twelve ships under its management totaling $33.4 million. Under the management agreements with Magnus Carriers, the vessel operating expenses and management fees for the same period were expected to total $19.8 million. The "Vessel operating expenses" in our consolidated and combined financial statements for the year ended December 31, 2006 have been adjusted to reflect the variance sharing contribution due from Magnus Carriers of $6.5 million under the terms of the management agreements.

Revenues

     At December 31, 2006, all our revenues were derived from the time, bareboat and voyage charters of our ten products tankers and five container vessels. Our vessels were chartered to reputable charterers with remaining periods ranging from approximately one month to 3.7 years, with an average of approximately 1.5 years as of December 31, 2006. Our vessels have been employed with these charterers for periods ranging from 2 months to 3.2 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

     Our revenues for the period ended December 31, 2006 reflect the operation of eight products tankers and five container vessels for the entire year. During the year ended December 31, 2006, we took delivery of two additional products tankers, which increased our revenues for that period in relation to the year ended December 31, 2005. During the year ended December 31, 2006, the products tanker Citius, now named Arius, was out-of-service for 7 months undergoing major works and the products tanker Bora, now named Ostria, recorded 264 non-revenue days due to dry-docking for repairs and vessel upgrades. Non-revenue days are defined as the days the vessel was in our possession, but off-hire or out-of-service and not earning charterhire. In addition, certain of our vessels were out-of-service due to scheduled drydocking and special survey, upgradings and preventative maintenance works for total of 304 days. These periods of off hire and out-of-service time reduced our revenues for the year ended December 31, 2006 as compared to the year ended December 31, 2005.

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

Commissions

     Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 6.50%, with an average of 2.92%. We do not pay chartering commissions for vessels on bareboat charters.

Voyage Expenses

     Voyage expenses are incurred due to a vessel's travelling from a loading port to a discharging port, to repair facilities or on a repositioning voyage, and include fuel (bunkers) cost, port expenses, agent's fees, canal dues and extra war risk insurance. Typically, under period charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

General & Administrative Expenses

     These expenses include executive and director compensation, audit fees, liability insurance premium and company administration costs.

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

Foreign Exchange Rates

     Foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

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

     Under the ship management agreements, we pay Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we have established jointly with Magnus Carriers, and which ranged from $4,400 to $5,100 per vessel per day initially. The budgeted initial total vessel operating expenses, which include the management fees paid to Magnus Carriers of $146,000 per annum per vessel initially, increase by 3% annually and are subject to adjustment every three years. The ship management agreements provide that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally.

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

     In the year ended December 31, 2006, a one year reduction in useful life would increase our total depreciation charge by $2.4 million.

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

Deferred Dry-docking and Special Survey Costs

     Our vessels are required to be dry-docked every 30 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

     We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

     Revenues are generated from bareboat, time and voyage charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically, differences between our estimates and actual results have not been material to our financial results.

Bareboat and time charter revenues are recorded over the term of the charter as service is provided. Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

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

Results of Operations

For the Year Ended December 31, 2006 Compared to the Year Ended December 31,
2005

Revenues

     Total revenues increased by approximately 24% to $94.2 million in the year ended December 31, 2006 compared to $75.9 million in the year ended December 31, 2005. This increase is primarily attributable to the growth of the Company's fleet (we acquired two products tankers, Stena Compass and Stena Compassion) and increase in operating days and certain vessels commencing period charters at higher rates of charterhire during the year ended December 31, 2006. Out-of-service and off-hire time for certain vessels, primarily the products tankers Citius, now named Arius, and Bora, now named Ostria, during the year ended December 31, 2006 partially offset the increase in revenue.

     During the year ended December 31, 2006 vessel operating days totalled 5,265, compared to total vessel operating days of 4,042 for the year ended December 31, 2005. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the year ended December 31, 2006 were 4,485 days compared to 3,998 days for the year ended December 31, 2005. The Company defines revenue days as the total days the vessels were not off-hire or out-of-service.

     Of the total revenue earned by our vessels during the year ended December 31, 2006, 56% was earned by our products tankers and 44% by our container vessels.

     We have recognized $11.7 million of deferred revenue during the year ended December 31, 2006 compared to $9.3 million during the year ended December 31, 2005, as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters were at set charter rates, which were less than market rates at the date of the vessels' acquisition.

Commissions

     Chartering commissions increased by approximately 8% to $1.4 million in the year ended December 31, 2006, compared to $1.3 million in the year ended December 31, 2005. This increase is primarily due to the aggregate effect of an increase in operating days.

Voyage Expenses

     Voyage expenses increased by approximately 1,950% to $4.1 million in the year ended December 31, 2006, compared to $0.2 million in the year ended December 31, 2005. This increase is primarily due to the costs incurred by certain vessels travelling on voyage charters and to repair facilities during the year ended December 31, 2006. During the year ended December 31, 2005, all vessels were employed on time charters, under which the charterers are responsible for voyage expenses.

Vessel operating expenses

     Vessel operating expenses increased by approximately 52% to $27.1 million during the year ended December 31, 2006, compared to $17.8 million during the year ended December 31, 2005. This increase is mainly attributable to the greater number of operating days during the year ended December 31, 2006 and higher average fleet running costs partially offset by Magnus Carriers' contribution under the budget variance sharing arrangement within the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. The Magnus Carriers managed vessel operating expenses for the year ended December 31, 2006 were budgeted at $18 million. Excluding this budget variance sharing arrangement, vessel operating expenses were $31.6 million for the year ended December 31, 2006 compared to $18.7 million for the year ended December 31, 2005.

     Of the total vessel operating expenses during the year ended December 31, 2006, 54% was incurred by our products tankers and 46% by our container vessels.

General & Administrative Expenses

     General and administrative expenses increased by approximately 162% to $4.2 million in the year ended December 31, 2006 compared to $1.6 million in the year ended December 31, 2005. This increase is primarily due to the Company operating as a public company for the entire year ended December 31, 2006 and costs associated with implementing requirements of the Sarbanes-Oxley Act of 2002 incurred during 2006.

Depreciation and Amortization

     Depreciation increased by approximately 52% to $29.4 million during the year ended December 31, 2006 compared to $19.4 million during the year ended December 31, 2005. Amortization of dry-docking and special survey costs increased by 84% to $3.5 million in the year ended December 31, 2006, compared to $1.9 million in the year ended December 31, 2005. These increases are primarily due to the growth of the Company's fleet and increase in operating days during the year ended December 31, 2006 as well as higher dry-docking and special survey expenses.

     The $5 million one-time accelerated payment by Magnus Carriers in respect of the capitalized costs of the Citius, now named Arius, has been recognized as a reduction in capitalized costs. This accelerated contribution by Magnus Carriers made during 2006 was in full and final settlement of its share of the costs of the works the vessel underwent during the period from December 3, 2005 to July 31, 2006.

Management Fees to Related Party

     Management fees paid to Magnus Carriers increased by 27% to $1.8 million in the year ended December 31, 2006 compared to $1.5 million in the year ended December 31, 2005. This increase is primarily due to the increase in operating days.

Interest Expense

     Total interest expense increased by approximately 1% to $19 million during the year ended December 31, 2006, compared to $18.8 million during the year ended December 31, 2005. Interest expense on loans increased by approximately 81% to $16.3 million, compared to $9.0 million for the year ended December 31, 2005. This increase is primarily due to the growth of the Company's fleet and associated increase in debt and financing days. Interest expense relating to amortization of deferred financing costs and debt discount decreased by approximately 83% to $1.6 million during the year ended December 31, 2006, compared to $9.2 million during the year ended December 31, 2005. During the year ended December 31, 2005, amortization of debt discount as a result of refinancing was $7.6 million. Debt discount was fully amortized during the year ended December 31, 2005. Interest expense incurred from discounting the deferred revenue expense increased by approximately 150% to $1 million during the year ended December 31, 2006, compared to $0.4 million during the year ended December 31, 2005. This increase is primarily due to the increase in deferred revenue amortization.

Interest Rate Swaps

     The marking to market of our seven interest rate swaps in effect as of December 31, 2006 resulted in an unrealized loss of $1.8 million, compared to an unrealized gain for the year ended December 31, 2005 of $0.95 million, due to the change in fair value over the period. We had three interest rate swaps in place as of December 31, 2005. In April 2006, one of these identical swaps was cancelled with a settlement in our favor of $0.49 million. On July 5, 2006, we entered into five additional swaps for a total notional amount of $100 million. Our seven interest rate swaps comprise two sets of swaps. We entered into a set of five interest rate swaps with a termination date of April 4, 2011 for a notional amount of $20 million each, under which we pay a maximum fixed rate of 5.63%. The marking to market valuation of this set of five interest rate swaps as at December 31, 2006 resulted in an unrealized loss of $2.5million. We also entered into a set of two swaps with a termination date of March 6, 2009 for a notional amount of $46.67 million each, under which we pay a maximum fixed rate of 4.88%. The marking to market valuation of this set of two swaps as at December 31, 2006 resulted in an unrealized gain for the Company of $0.67 million.

Foreign Exchange Rates

     During the year ended December 31, 2006 a charge of $0.4 million was recorded due to adverse movement in foreign exchange rates. Foreign exchange differences are included in General & Administrative Expenses.

Net Income

     Net income was $2.2 million in the year ended December 31, 2006, compared to $14.8 million in the year ended December 31, 2005, a decrease of 85%. This decrease is primarily due to the greater number of out-of-service and off-hire days, higher fleet running costs, increased voyage expenses as fuel and port dues were incurred in connection with certain vessels on voyage charters and travelling to repair yards, costs associated with operating as a publicly traded company, as well as the increased depreciation and amortization charges, and the adverse change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company's exposure to US interest rates on its debt.

For the Year Ended December 31, 2005 Compared to the Year Ended December 31,
2004

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

     We have recognized $9.3 million of deferred revenue during the year ended December 31, 2005 compared to $9.1 million during the year ended December 31, 2004, as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters were at set charter rates, which were less than market rates at the date of the vessels' acquisition. This increase was primarily due to the acquisition of the products tanker Chinook in November 2005.

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

B.   Liquidity and Capital Resources

Overview

     We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. On April 27, 2006 we refinanced all our indebtedness under our existing credit facility, which we refer to as our old credit facility, with a new fully revolving credit facility of $360 million, which we refer to as our new credit facility, and which provides for the long term financing of the fleet and which provides approximately $53 million of undrawn commitment as of April 3, 2007 to enable future growth of the Company through further vessel acquisitions. As of December 31, 2006 our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our new credit facility agreement, (5) maintenance of cash reserves to provide for contingencies and (6) payment of dividends. During the year ended December 31, 2006, we paid the balance of the purchase price of $112.2 million and took delivery of the two products tankers, Stena Compass and Stena Compassion.

     We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our new credit facility and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of funds under our existing credit facility will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.

     Our longer term liquidity requirements include repayment of the outstanding debt under our new credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new credit facility matures in April 2011. For further information on our new credit facility please read "Indebtedness" below.

Cash flows

     As of December 31, 2006, 2005 and 2004, we had cash balances of $14.9 million, $19.2 million and $10.1 million, respectively.

     For the year ended December 31, 2006, our net cash provided by operating activities was $24.2 million, compared with $36.97 million during the year ended December 31, 2005, a decrease of 34.5%. This decrease was primarily due to an increase of dry-docking and special-survey costs which were $15.1 million during the year ended December 31, 2006 compared to $1.9 million during the year ended December 31, 2005.

     For the year ended December 31, 2006, our net cash used in investing activities was $101.8 million, compared with $114 million in the year ended December 31, 2005, a decrease of 11%. This decrease was primarily due to lower expenditure on vessel acquisitions during the year ended December 31, 2006.

     In the year ended December 31, 2006, our net cash provided by financing activities was $69.96 million, compared to $90.9 million in the year ended December 31, 2005, a decrease of 23%. This decrease was primarily due to lower proceeds from the issuance of long-term debt and higher dividend payments.

     For the year ended December 31, 2005, our net cash provided by operating activities was $36.97 million compared to $21.9 million during the year ended December 31, 2004, an increase of 69%. This increase was primarily due to an increase in the number of vessels in our fleet and associated increase in operating days during the year ended December 31, 2006.

     For the year ended December 31, 2005, net cash used in investing activities was $114 million compared to $161.8 million in the year ended December 31, 2004, a decrease of 29%. This decrease was primarily due to lower exependiture on vessel acquisitions during the year ended December 31, 2005. In addition, for the year ended December 31, 2004, proceeds from the disposal of vessels of $59.9 million contributed to our net cash used in investing activities.

     In the year ended December 31, 2005, our net cash provided by financing activities was $90.9 million, compared to $144.5 million in the year ended December 31, 2004, a decrease of 37%. This decrease was primarily due to lower proceeds from the issuance of long-term debt.

     In each of these years, our investing activities primarily related to funding our investments in our vessels. During the year ended December 31, 2006, we purchased two vessels compared with the year ended December 31, 2005, during which we purchased three vessels and the year ended December 31, 2004, during which we purchased eight vessels.

     The net cash provided by financing activities in the year ended December 31, 2006 related primarily to drawings under our new credit facility, which was used to (i) refinance our old $140 million drawn term loan, (ii) refinance our old revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the Stena Compass and (iii) complete the purchase of the Stena Compassion.

     In the year ended December 31, 2005, the net cash provided by financing activities related primarily to the net proceeds of the initial public offering and drawings of debt under our old credit facility, which was used in the refinancing of existing debt and related obligations and payment of $6.5 million in settlement of the participation liability. The participation liability related to additional participation arrangements under a fee agreement related to certain of the loans outstanding with the Bank of Scotland as of December 31, 2004.

     In the year ended December 31, 2004, the net cash provided by financing activities related to funding our investments in our vessels.

Indebtedness

     We had long-term debt outstanding of $284.8 million at December 31, 2006, compared to $183.8 million at December 31, 2005 and $214.6 million at December 31, 2004. Our long-term debt at December 31, 2006 represents amounts borrowed under our new credit facility. As of December 31, 2006, borrowings under our new credit facility bore an annual interest rate, including the margin of 6.55%.

     We use interest rate swaps to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read "--Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Exposure" below.

     We entered into a $360 million fully revolving credit facility, which we refer to as our new credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers.We have used the new credit facility to
(i) refinance our old $140 million drawn term loan; (ii) refinance our old revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the Stena Compass and (iii) to complete the purchase of the Stena Compassion. The new credit facility has a five year term and is subject to fixed reductions during the five years. The other main terms and conditions of the new credit facility are as follows:

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

     o each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

     The new credit facility may also be used to the extent of $5.0 million for general corporate purposes.

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

     The $338 million remaining commitment as of April 3, 2007 contained in the credit agreement is subject to an $11 million reduction every six months from October 3, 2007, with the residual commitment, after the equal semi-annual reductions of $11 million, of $261 million to be reduced to zero or repaid in full in one instalment in April 2011. As of April 3, 2007 the amount available to draw down is $53 million.

     Indebtedness under the new credit facility bears interest at an annual rate equal to LIBOR plus a margin equal to:

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

     We paid a one-time arrangement fee of approximately $2.3 million at the initial draw down of the facility together with the first year's agency fee of $50,000, and pay, quarterly in arrears, a commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

     The credit agreement will require us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

o our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

o free cash and cash equivalents plus the undrawn element of the $5 million portion of the new credit facility available for general corporate purposes must be no less than 5% of interest bearing debt;

o the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis. Primarily due to vessel out-of-service time and off-hire days incurred during the year ended December 31, 2006 and consequent adverse effect on revenues, the interest coverage ratio financial covenant contained in the new credit facility would not be met and the lender agreed to lower the ratio for this covenant. Our lenders agreed to lower this ratio to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007 and June 30, 2007. For subsequent periods the lower ratio will not apply and the ratio reverts back to 3.00 to 1.00, which we believe we will meet. With effect from January 3, 2007 and until the lower ratio no longer applies, we will pay an increased margin of 1.75%;

o our current liabilities, excluding deferred revenue and derivative financial instruments, may not exceed our current assets, excluding derivative financial instruments; and

o the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

     In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1.0 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

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

     o judgments against us or any of our subsidiaries in excess of certain amounts; and

     o bankruptcy or insolvency events; and the failure of our principal beneficial equity holders to maintain their investment in us.

     The old credit facility consisted of a $140 million drawn term loan facility and a $150 million revolving acquisition facility, which was drawn to the extent of $94.3 million when it was refinanced by our new credit facility on April 27, 2006.

     Our obligations under the old credit facility were secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we would subsequently acquire. In addition, the lenders had a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the old credit facility were also guaranteed by all subsidiaries that had an ownership interest in any of our vessels.

     The old term loan was payable in full in one instalment in June 2009. Borrowings under the old revolving acquisition facility were repayable in quarterly instalments commencing nine months after a vessel acquisition, unless:

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

F.   Tabular Disclosure of Contractual Obligations

     As of December 31, 2006 significant existing contractual obligations and contingencies consisted of our obligations as borrower under our new credit facility. In addition, we had contractual obligations under interest rate swap contracts, ship management agreements and an office rental agreement.

Long-Term Financial Obligations and Other Commercial Obligations

     The following table sets out long-term financial and other commercial obligations, outstanding as of December 31, 2006 (all figures in thousands of U.S. Dollars):

--------------------------------------------------------------------------------
Payment due by
Period
--------------------------------------------------------------------------------
                                                                          More
  Contractual                        Less than     1-3         3-5        than
  Obligations             Total       1 year      years       years      5 years
--------------------------------------------------------------------------------
Long-term debt           284,800           0           0     284,800          0
obligation(1)
--------------------------------------------------------------------------------
Interest payments(2)      78,102      18,652      37,274      22,176          0
--------------------------------------------------------------------------------
Vessel operating         194,874      20,664      43,207      45,838     85,165
expenses(3)
--------------------------------------------------------------------------------
Management fees(4)        18,707       1,899       3,837       4,071      8,900
--------------------------------------------------------------------------------
Rental agreement (5)         751          68         148         164        371
--------------------------------------------------------------------------------
Total                    577,234      41,283      84,466     357,049     94,436
--------------------------------------------------------------------------------

Notes:

(1) Refers to our obligations to repay the indebtedness outstanding as of December 31, 2006.

(2) Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2006, assuming a weighted average interest rate of 6.549% per annum.

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

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

Our debt obligations under our new credit facility bear interest at LIBOR plus a margin ranging from 1.125% to 1.5% per annum. With effect from January 3, 2007 and until the relaxation of the interest cover financial convenant no longer applies the margin will be 1.75%. Increasing interest rates could adversely affect our future profitability. We entered into three interest swap transactions with three banks during 2005. On April 7, 2006 one of the interest rate swaps was terminated and the settlement proceeds amounted to $0.49 million. Under the two swap agreements we have limited the interest rate we pay on $93.3 million of our outstanding indebtedness to a maximum of 4.885% per annum, excluding the margin, effective from January 3, 2006 and until the swap agreements mature in June 2009.

On July 5, 2006 the Company entered into interest rate swaps with five banks on identical terms. These five swaps had an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, we pay a fixed interest rate of 5.63% per annum on a total of $100 million of the long-term debt drawn under the new credit facility.

     A 100 basis point increase in LIBOR would have resulted in an increase of approximately $1 million in our interest expense on the $91.5 million unhedged element of drawings under the new credit facility for the year ended December 31, 2006.

Foreign Exchange Rate Exposure

     Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies, primarily Euros.

     We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency in anticipation of our future requirements in an effort to manage foreign exchange risk. As of December 31, 2006, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses by approximately $81,273.

Recent Accounting Developments

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) "Fair Value Measurement". SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS 157 will be effective for the Group for the year beginning on January 1, 2008.

In February, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

Subsequent Events

MSC Oslo

     The vessel changed its name to MSC Oslo from SCI Tej and entered into a 2-year time charter to MSC on March 8, 2007 at a daily rate of $15,000 net of commissions.

Chinook

     In February 2007, the Chinook entered into an 18-month time charter (extendable by 12 months at the charterer's option) with the Stena Group at a daily rate of $17,062.50 net of commissions, which includes a profit sharing component of 50% for the Company.

Dividend

     On March 9, 2007 the Directors of Aries Maritime declared a dividend of $
0.07 per share in respect of the fourth quarter of 2006. The dividend was paid on March 30, 2007 to shareholders on record as of March 19, 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     Set forth below are the names, ages (as of December 31, 2006) and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The business address of each of our executive officers and directors is 18 Zerva Nap., Glyfada, Athens 166 75, Greece.

Name                  Age   Position
----                  ---   --------

Mons S. Bolin         53    Class I Director, President and Chief Executive
                            Officer

Richard J.H. Coxall   50    Class I Director and Chief Financial Officer

Per Olav Karlsen      53    Class II Director and Chairman

Henry S. Marcus       63    Class II Director

Panagiotis Skiadas    36    Class III Director and Deputy Chairman

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

     Per Olav Karlsen has served as the Chairman of our board of directors since the closing of our initial public offering in June 2005. Since 2000, Mr. Karlsen has been one of three partners and the joint managing director of Cleaves Shipbrokers Ltd. Since September 2005, he has been responsible for the formation of a new marine finance company in Oslo, Norway. From 1993 through 2000, he was President of R.S. Platou (S) Pte Ltd., a ship brokerage company. Mr. Karlsen has also worked for Fearnleys AS for 10 years in various positions and capacities. Mr. Karlsen has also served as managing director of Pacship (UK) Ltd, a company controlled by Pacific Carriers Ltd, a company in the Kuok Group. He has worked in the shipping industry for approximately 26 years. In 1993, Wind Shipping Group, a company for which Mr. Karlsen served as a director, was the subject of an insolvency proceeding. He is a citizen of Norway and a resident of England.

     Henry S. Marcus has served as a member of our board of directors since the closing of our offering in June 2005. Dr. Marcus has been a faculty member of the Massachusetts Institute of Technology for more than thirty years. Currently, he is a Professor of Marine Systems in the Center for Ocean Engineering. Dr. Marcus works as a consultant to various government organizations, academic institutions and corporations. He holds a bachelor's degree in Naval Architecture and Marine Engineering from the Webb Institute of Naval Architecture. He holds master's degrees in Shipping and Shipbuilding Management and Naval Architecture and Marine Engineering from Massachusetts Institute of Technology. Dr. Marcus also holds a doctorate degree in business administration, specializing in Transportation and Logistics, from Harvard University, Graduate School of Business Administration. He is a citizen and a resident of the United States.

     Panagiotis Skiadas has served as a member of our board of directors and our Deputy Chairman since the closing of our initial public offering in June 2005. Mr. Skiadas has been the Environmental Manager of VIOHALCO S.A., the parent company of the largest Greek metals group of companies that incorporates approximately 80 companies. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed the same role for a subsidiary of VIOHALCO, ELVAL S.A. since 2004. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games, Athens 2004 S.A. Mr. Skiadas holds a bachelor's degree in Environmental Engineering from the University of Florida. He holds a master's degree in Environmental and Water Quality Engineering from the Massachusetts Institute of Technology. Mr. Skiadas is a citizen and a resident of Greece.

B.   Compensation

     During 2006, we paid to the members of our senior management and to our directors aggregate compensation of approximately $540,833 and $78,216 respectively and $408,362 and $45,000 respectively in 2005. We did not pay any compensation to members of our senior management or our directors in the year ended 2004. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors do not receive additional compensation for their service as directors.

     At a meeting held on August 4, 2006, the Board of Directors determined to grant 40,000 restricted shares to each director who was not also an officer of the Company. This decision was confirmed on March 28, 2007. Accordingly, the Company will issue 40,000 restricted shares to each non-executive director with the following vesting periods:

     o    20,000 shares will vest on July 1, 2007;

     o    10,000 shares will vest on July 1, 2008; and

     o    10,000 shares on will vest on July 1, 2009.

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

     o In lieu of obtaining shareholder approval prior to the issuance of securities, we were required to obtain the consent of the Bermuda Monetary Authority as required by Bermuda law before we issued securities. We have obtained blanket consent from the Bermuda Monetary Authority. If we choose to issue additional securities, we will not be required to obtain any further consent so long as our common shares are listed.

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

D.   Employees

See "Item 4 -- Information on the Company -- Business Overview --Crewing and Employees."

E.   Share ownership

     The common shares beneficially owned by our directors and officers and/or companies affiliated with these individuals are disclosed in "Item 7 -- Major Shareholders and Related Party Transactions" below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders.

     The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total number of shares of our common stock held by officers and directors as of April 18, 2007.

--------------------------------------------------------------------------------
                                                                        Percent
Title of Class            Identity of Person or Group    Amount Owned   of Class
--------------------------------------------------------------------------------
Common stock, par value
$0.01 per share           Rocket Marine Inc. (1)         14,766,877     52%
--------------------------------------------------------------------------------
                          Mons Bolin (1)                 14,766,877     52%
--------------------------------------------------------------------------------
                          Captain Gabriel Petridis (1)   14,766,877     52%
--------------------------------------------------------------------------------
                          Richard Coxall                 *              *
--------------------------------------------------------------------------------
                          Directors and Executive        14,776,877     52%
                          Officers as a Group
--------------------------------------------------------------------------------
                          Wellington Management          2,064,910      7.27%
                          Company, LLP (2)
--------------------------------------------------------------------------------
                          Transamerica Investment        2,082,060      7.89%
                          Management, LLC (3)
--------------------------------------------------------------------------------

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

(2) According to Schedule 13G filed with the Securities and Exchange Commission by Wellington Management Company on February 14, 2007.

(3) According to Schedule 13G filed with the Securities and Exchange Commission by Transamerica Investment Management, LLC on February 21, 2007.

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

Contributions under management agreements

     During the year ended December 31, 2006 the Group received $5 million in full and final settlement by Magnus Carriers of the dry-docking expenses incurred by M/T Arius. This amount has been deducted from the vessel's dry-docking expenses. During the year ended December 31, 2006 the Group received an additional $6.5 million (2005 $0.8 million) from Magnus Carriers under the ship-management cost-sharing agreements for vessel operating expenses. These amounts are reflected in the operating expenses of the vessels in the income statement. Also received during the year ended December 31, 2006 was an amount of $0.2 (2005 $NIL) for special survey and dry-docking amortization. This amount is reflected in the amortization and dry-docking expense in the income statement.

Amounts due from/to related parties

     Amounts due from related parties were $2.5 million at December 31, 2006 and $1.2 million at December 31, 2005. These amounts represent payments less receipts made by the Group on behalf of (i) other vessel-owning companies under common control with the Group, consisting of $0.03 million (due from) at December 31, 2006 and $0.4 million (due from) at December 31, 2005 and (ii) Magnus Carriers Corporation, consisting of $2.5 million (due from) at December 31, 2006 and $0.9 million (due from) at December 31, 2005. There are no terms of settlement for these amounts, as of December 31, 2006. These amounts were collected in the month following the relevant quarter.

Management fees

The vessel-owning companies included in the Group receive technical and commercial management services from Magnus Carriers, a company beneficially owned by Mons Bolin, our Chief Executive Officer, and Captain Gabriel Petridis, pursuant to ship management agreements. Under these agreements, the Group paid management fees to Magnus Carriers of $1.8 million for the year ended December 31, 2006, $1.5 million for the year ended December 31, 2005 and $0.9 million for the year ended December 31, 2004 which is separately reflected in the statements of income.

Commissions

     Magnus Carriers and Trampocean S.A., related companies under common control, provide chartering services to the vessel-owning companies included in the Group at a commission of 1.25% of hires and freights earned by the vessels. The Group paid these companies fees of $0.03 million for chartering services for the year ended December 31, 2006, $0.05 million for the year ended December 31, 2005 and $0.4 million for the year ended December 31, 2004. These commissions relate to agreements between Magnus Carriers and the vessel-owning subsidiaries. From the effective date of the new ship management agreements Magnus Carriers may only receive commissions on new charters. Under the new ship management agreements, Magnus Carriers will be paid 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for the Group.

Rental agreement

     During 2005, the Group entered into a rental agreement with a related party, a company with common ultimate beneficial shareholders. The Group paid $0.06 million to the related party during the year ended December 31, 2006 (2005: $0.004 million and 2004: $NIL).

Crewing

     Some crewing for the Group is undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. The Group paid manning fees of $0.3 million for the year ended December 31, 2006, $0.3 million for the year ended December 31, 2005 and $0.3 million for the year ended December 31, 2004.

Vessel purchase

     Aries Maritime exercised its right to acquire the Chinook under the Right of First Refusal Agreement with Magnus Carriers in October 2005. The acquisition was offered to Aries Maritime by Magnus Carriers on either of two bases: (a) with retention of the five year head charter dated June 16, 2003 between the sellers and Pacific Breeze Tankers Ltd. (a joint venture company, 50% of which is ultimately owned between Mons Bolin, President and Chief Executive Officer of Aries Maritime and Gabriel Petridis equally) as charterers, at a rate of $13,000 per day, in which case the purchase consideration would be $30.6 million; or (b) without the head charter, in which case the purchase consideration would be $32.6 million. Aries Maritime exercised its right on basis (b). The total purchase consideration of $32.6 million for the Chinook, paid on November 30, 2005, comprised purchase consideration under the terms of a Memorandum of Agreement dated October 25, 2006 of $30.6 million and a $2 million additional purchase consideration to the sellers under the terms of a separate agreement relating to the termination of the head charter.

Pursuant to an agreement dated December 28, 2004 Aries Maritime exercised its right to acquire CMA CGM Seine and CMA CGM Makassar in June, 2005 and took delivery of these vessels on June 24, 2005 and July 15, 2005 respectively. Both vessels were purchased from International Container Ships KS (a Norwegian limited partnership, of which Mons Bolin, our President and Chief Executive Officer and Gabriel Petridis equally together, ultimately owned 25%). The purchase price paid for the CMA CGM Seine was $35.4 million and for the CMA CGM Makassar was $35.3 million.

General and administrative expenses

     During the year ended December 31, 2006 the Group paid directors' fees of $0.6 million (2005: $0.5 million and 2004: $NIL). Such fees are included in general and administrative expenses in the accompanying consolidated statements of income.

Minimum liquidity

Under the Group's new credit facility, Magnus Carriers is required to maintain at least $1 million in an account with the lender.

C.   Interests of experts and counsel.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

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

Dividend Policy

     We intend to pay quarterly dividends to the holders of our common shares in March, May, August and November of each year in amounts substantially equal to the charterhire received by us under the charters for our vessels during the preceding calendar quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service and administrative expenses) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

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

B.   Significant Changes.

     Not Applicable.

ITEM 9. THE OFFER AND LISTING

A.   Offer and Listing Details

     The trading market for our common stock is the Nasdaq Global Market, on which the shares are listed under the symbol "RAMS". The following table sets forth the high and low closing prices for our common stock since our initial public offering of common stock at $12.50 per share on June 3, 2005, as reported by the Nasdaq Global Market. The high and low closing prices for our common stock for the periods indicated were as follows:

--------------------------------------------------------------------------------
                                                          High       Low
--------------------------------------------------------------------------------
For the period from June 3, 2005 to December 31, 2005     $15.99     $12.50
--------------------------------------------------------------------------------
For the Fiscal Year Ended December 31, 2006               $14.36      $9.15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
For the Quarter Ended
--------------------------------------------------------------------------------
June 3 to June 30, 2005                                   $13.60     $12.50
--------------------------------------------------------------------------------
September 30, 2005                                        $15.99     $12.50
--------------------------------------------------------------------------------
December 31, 2005                                         $15.63     $12.63
--------------------------------------------------------------------------------
March 31, 2006                                            $14.36     $12.43
--------------------------------------------------------------------------------
June 30, 2006                                             $13.97     $10.65
--------------------------------------------------------------------------------
September 30, 2006                                        $12.70      $9.50
--------------------------------------------------------------------------------
December 31, 2006                                         $10.81      $9.15
--------------------------------------------------------------------------------
March 31, 2007                                             $9.43      $7.48
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
For the Month
--------------------------------------------------------------------------------
October 2006                                              $10.81     $10.30
--------------------------------------------------------------------------------
November 2006                                             $10.57      $9.81
--------------------------------------------------------------------------------
December 2006                                             $10.13      $9.17
--------------------------------------------------------------------------------
January 2007                                               $9.07      $8.40
--------------------------------------------------------------------------------
February 2007                                              $9.37      $8.37
--------------------------------------------------------------------------------
March 2007                                                 $8.62      $7.48
--------------------------------------------------------------------------------

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

Business Combinations

     Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of Bermuda and "interested shareholders", we have included these provisions in our bye-laws. Specifically, our bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

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

C.   Material Contracts

     As of December 31, 2006 we had long term debt obligations under our new credit facility, with a group of international lenders. On April 3, 2006 we entered into a new credit facility for $360 million with Bank of Scotland and Nordea Bank Finland as joint lead arrangers, which has been subject to subsequent amendment. For a full description of our credit facilities see "Item 5 -- Operating and Financial Review and Prospects - Indebtedness."

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

     As an " exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another " exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

E.   Taxation

     The following is a discussion of the material Bermuda and United States federal income tax considerations with respect to the Company and holders of common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset. Holders of common shares are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

Bermuda Tax Considerations

     As of the date of this document, we are not subject to taxation under the laws of Bermuda, and distributions to us by our subsidiaries also are not subject to any Bermuda tax. As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions by us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

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

     The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation is considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock, are "primarily traded" on the Nasdaq Global Market, which is an established securities market in the United States.

     Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if one or more classes of our shares representing 50% or more of our outstanding shares, by total combined voting power of all classes of shares entitled to vote and total value, is listed on an established securities market, which we refer to as the listing threshold. Since our common shares are our sole class of issued and outstanding stock and are listed on the Nasdaq Global Market, we meet the listing threshold.

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

     Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our shares are not be considered to be " regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of our outstanding stock, which we refer to as the "5 Percent Override Rule."

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

     Aries Energy (through its wholly owned subsidiary Rocket Marine Inc.) owns approximately 52% of our outstanding common shares. If Aries Energy alone or together with other 5% Shareholders were to own 50% of our outstanding shares on more than half the days of any taxable year, the 5 Percent Override Rule would be triggered. In order to preclude the application of the 5 Percent Override Rule, Aries Energy, Rocket Marine Inc. and Captain Gabriel Petridis, the 50% beneficial owner of Aries Energy, have provided information to establish that Captain Petridis is a qualified shareholder.

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

Taxation In The Absence of Section 883 Exemption

     To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be " effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

     To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would, in lieu of the 4% gross basis tax described above, be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% " branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

     We do not have, or permit circumstances that would result in our having, a fixed place of business in the United States involved in the earning of shipping income and therefore, we believe that none of our U.S. source shipping income will be " effectively connected" with the conduct of a U.S. trade or business.

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

United States Federal Income Taxation of U.S. Holders

     As used herein, the term " U.S. Holder" means a beneficial owner of common shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor.

Distributions

     Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income," (which will be treated as "general category income" income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

     Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a " U.S. Individual Holder" ) will generally be treated as " qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

     Special rules may apply to any "extraordinary dividend"generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

     If we were to be treated as a passive foreign investment company, special and adverse United States federal income tax rules would apply to a U.S. Holder of our shares. Among other things, the distributions a U.S. Holder received with respect to our shares and gains, if any, a U.S. Holder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. Holder might be able to make certain tax elections which ameliorate these consequences.

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

Not applicable.

G. Statement by experts

Not applicable.

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

I. Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See " Item 5 - Operating and Financial Review and Prospects - Quantitative and Qualitative Disclosures About Market Risk."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends is not, and has not been in arrears or has not been subject to a material delinquency that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures.

     The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the securities and Exchange Act of 1934) as of December 31, 2006, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. The Company further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b)  Management's annual report on internal control over financial reporting.

     This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with Generally Accepted Accounting Principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

(c)  Changes in internal control over financial reporting.

     There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     We have established an audit committee comprised of three members which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq Global Market. The members of the audit committee are Messrs. Per Olav Karlsen, Henry
S. Marcus and Panagiotis Skiadas. The board of directors has determined that the Chairman, Per Olav Karlsen, qualifies as an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

     As a foreign private issuer, we are exempt from the rules of the Nasdaq Global Market that require the adoption of a code of ethics. However, we have voluntarily adopted a code of ethics that applies to our principal executive officer, principal financial officer and persons performing similar functions. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the Company at 18 Zerva Nap., Glyfada, Athens 166 75 Greece, Attn: Corporate Secretary.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Audit Fees
     ----------

     Our principal accountants for the fiscal years ended December 31, 2006 and 2005 were PricewaterhouseCoopers S.A. Our audit fees for 2006 and 2005 were $305,000 and $268,000, respectively.

     Audit-Related Fees
     ------------------

     Our audit-related fees for 2006 were $78,000. We did not incur audit-related fees for 2005.

     Tax Fees
     --------

     We did not incur tax fees for 2006 or 2005.

     All Other Fees
     --------------

     We incurred fees of $471,643.91 in connection with our initial public offering in June 2005.

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

ITEM 17. FINANCIAL STATEMENTS

     See Item 18.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements, together with the report of PricewaterhouseCoopers S.A. thereon, are filed as part of this report:

================================================================================

     ARIES MARITIME TRANSPORT LIMITED

     Consolidated Financial Statements and Predecessor Combined Carve-Out Financial Statements for the years ended December 31, 2006, December 31, 2005 and December 31, 2004

================================================================================

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Registered Public Accounting Firm                      F-3

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

Statements of Cash Flows                                                     F-7

Notes to the Predecessor Combined Carve-out and Consolidated
Financial Statements                                                         F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Aries Maritime Transport Limited

     We have audited the accompanying consolidated balance sheets of Aries Maritime Transport Limited (the "Group") as of December 31, 2006 and December 31, 2005, and the related consolidated and predecessor combined carve-out statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated and predecessor combined carve-out financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated and predecessor combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of Aries Maritime Transport Limited at December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.


PricewaterhouseCoopers S.A.

April 19, 2007
Athens, Greece

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars)
--------------------------------------------------------------------------------
                                           Notes      December 31,  December 31,
                                                          2005          2006
                                                        -------       --------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                               19,248        11,612
   Restricted cash                              4              10         3,242
   Trade receivables, net                                     176         1,960
   Other receivables                                           60           172
   Derivative financial instruments             14            401           671
   Inventories                                  5             645         1,496
   Prepaid expenses                                           521           338
   Due from managing agent                                     84           444
   Due from related parties                     18          1,293         2,495
                                                          -------       -------
   Total current assets                                    22,438        22,430
                                                          -------       -------

   Vessels and other fixed assets, net          6         341,225       431,396
   Advances for vessel acquisitions                        11,363            --
   Deferred charges, net                        9           2,872         4,214
                                                          -------       -------
   Total non-current assets                               355,460       435,610
                                                          -------       -------
   Total assets                                           377,898       458,040
                                                          =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable, trade                      7           4,598        11,828
   Accrued liabilities                          8           2,880         7,289
   Deferred income                                          3,163         1,947
   Derivative financial instruments             14             --         2,547
   Deferred revenue                             11         10,715         6,011
                                                          -------       -------
   Total current liabilities                               21,356        29,622
                                                          -------       -------

   Long-term debt                               10        183,820       284,800
   Deferred revenue                             11         17,041        11,030
                                                          -------       -------
   Total liabilities                                      222,217       325,452
                                                          -------       -------

   Commitments and contingencies                10,16          --            --

Stockholders' equity
   Preferred Stock, $0.01 par value, 30
      million shares authorized,
      none issued.

   Common Stock, $0.01 par value, 100
      million shares authorized, 28.4
      million shares issued and
      outstanding at December 31, 2006
      (2005: 28.4 million shares)                             284           284
   Additional paid-in capital                             155,397       132,304
                                                          -------       -------
   Total stockholders' equity                             155,681       132,588
                                                          -------       -------
   Total liabilities and stockholders' equity             377,898       458,040
                                                          =======       =======

The accompanying notes are an integral part of these consolidated and predecessor combined carve-out financial statements.



ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)
----------------------------------------------------------------------------------------------------------

                                                                        Year ended           Year ended              Year ended
                                                  Notes              December 31, 2004    December 31, 2005        December 31, 2006
                                                  -----              -----------------    -----------------        -----------------

REVENUES:
       Revenue from voyages                         11,13                48,269               75,905                   94,199

       Gain on disposal of vessels                                       14,724                    -                        -

EXPENSES:
       Commissions                                     18                (1,189)              (1,323)                  (1,403)
       Voyage expenses                                                     (312)                (224)                  (4,076)
       Vessel operating expenses                    17,18               (12,460)             (17,842)                 (27,091)
       General & administrative expenses               18                   (75)              (1,649)                  (4,226)
       Depreciation                                     6               (12,724)             (19,446)                 (29,431)
       Amortization of dry-docking and
        special survey expense                       6,18                (1,552)              (1,958)                  (3,568)
       Management fees                                 18                  (893)              (1,511)                  (1,999)
                                                                    -----------------    -----------------        -----------------
                                                                        (29,205)             (43,953)                 (71,794)
                                                                    -----------------    -----------------        -----------------
       Net operating income                                              33,788               31,952                   22,405

OTHER INCOME/( EXPENSES), NET:
       Interest expense                           9,10,11                (8,616)             (18,793)                 (19,135)
       Interest received                                                     58                  672                      931
       Other income (expenses), net                                          76                  (10)                    (214)
       Change in fair value of derivatives             14                   (33)                 950                   (1,788)
                                                                    -----------------    -----------------        -----------------
       Total other income/ (expenses), net                               (8,515)             (17,181)                 (20,206)
                                                                    -----------------    -----------------        -----------------

NET INCOME                                                               25,273               14,771                    2,199
                                                                    =================    =================        =================

Earnings per share:
Basic and diluted                                                         $1.56                $0.64                    $0.08
                                                                    =================    =================        =================

Weighted average number of shares:
Basic and diluted                                                    16,176,877           23,118,466               28,416,877
                                                                    =================    =================        =================

The accompanying notes are an integral part of these consolidated and predecessor combined carve-out financial statements.


ARIES MARITIME TRANSPORT LIMITED

CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF STOCKHOLDERS' EQUITY
(All amounts expressed in thousands of U.S. Dollars except as indicated)


                                               Common Stock
                                                (Number of                                Additional                    Total
                                                 Shares in      Invested     Share         Paid-in       Retained    Stockholders'
                                     Notes      Thousands)       Equity      Capital       Capital       Earnings       Equity
                                     -----      ----------       ------      -------       -------       --------       ------
                                                                     514                                                     514
Balance at December 31, 2003
 Net income                                                       25,273                                                  25,273
 Capital contribution                                              9,834                                                   9,834
 Distribution to stockholders                                    (18,968)                                                (18,968)
                                                                ---------                                               ---------
Balance at December 31, 2004                                      16,653                                                  16,653
 Net income                                                        3,807                                                   3,807
 Capital contribution                   12        1,200               12                                                      12
                                               ---------        ---------                                               ---------
Balance at March 17,  2005                        1,200           20,472                                                  20,472
 Reorganization adjustment                                       (20,472)       12          20,460              -              -
 Distributions                          12       14,977                -       150          (2,058)             -         (1,908)
 Net income                                                            -         -               -         10,964         10,964
 Proceeds from initial public
   offering, net                         1       12,240                -       122         140,807              -        140,929
 Dividends paid                         12                             -         -          (3,812)       (10,964)       (14,776)
                                               ---------        ---------   ---------     ---------      ---------      ---------

Balance at December 31, 2005                     28,417                -       284         155,397              -        155,681
 Net income                                                            -         -               -          2,199          2,199
 Dividends paid                         12                             -         -         (23,093)        (2,199)       (25,292)
                                               ---------        ---------   ---------     ---------      ---------      ---------
Balance at December 31, 2006                     28,417                -       284         132,304              -        132,588
                                               =========        =========   =========     =========      =========      =========

The accompanying notes are an integral part of these consolidated and predecessor combined carve-out financial statements.


ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)
----------------------------------------------------------------------------------------------------------


                                                                           Year ended           Year ended          Year ended
                                                                Notes   December 31, 2004     December 31, 2005   December 31, 2006
                                                                -----   -----------------     -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                                25,273                 14,771                  2,199
 Adjustments to reconcile net income to net cash
    provided  by operating activities:
 Depreciation                                                              12,724                 19,446                 29,431
 Amortization of dry-docking and special survey                             1,552                  1,958                  3,727
 Amortization and write-off of deferred financing costs                       587                  1,598                  1,639
 Amortization of debt discount                                              1,480                  7,640                      -
 Amortization of deferred revenue                                         (9,055)                 (9,275)               (11,689)
 Unearned revenue                                                               -                    (16)                     -
 Interest expense of deferred revenue                                         294                    430                    974
 Change in fair value of derivative financial instruments                      33                   (950)                  1,788
 Gain on disposal of vessels                                             (14,724)                      -                      -
 Payments for dry-docking / special survey costs                                -                 (1,896)               (15,151)
 Proceeds for vessel's dry-docking / special survey costs                       -                      -                  5,000
 Changes in working capital                                      15         3,735                  3,268                  6,297
                                                                      -----------------     -----------------   -----------------
Net cash provided by operating activities                                  21,899                 36,974                 24,215
                                                                      -----------------     -----------------   -----------------

Cash flows from investing activities:
 Vessel acquisitions                                                     (221,115)              (103,355)              (101,765)
 Other fixed asset acquisitions                                                 -                    (96)                   (50)
 Restricted cash for dry-docking payments                                    (535)                   813                      -
 Proceeds from disposal of vessels                                         59,877                      -                      -
 Advances for vessel acquisitions                                               -                (11,363)                     -
                                                                      -----------------     -----------------   -----------------
Net cash used in investing activities                                    (161,773)              (114,001)              (101,815)
                                                                      -----------------     -----------------   -----------------

Cash flows from financing activities:
 Proceeds from issuance of long-term debt                                 246,180                183,820                100,980
 Principal repayments of long-term debt                                   (99,378)              (214,600)                     -

 Proceeds from termination of derivative
    financial instruments                                                       -                    301                    489
 Payment of participation liability                                             -                 (6,500)                     -
 Payment of financing costs                                                (1,959)                (2,824)                (2,981)
 Restricted cash for loan payments                                         (4,694)                 4,793                 (3,232)
 Proceeds from issuance of capital stock                                    4,392                140,941                      -
 Distribution                                                                   -                   (214)                     -
 Dividends paid                                                                 -                (14,776)               (25,292)
                                                                      -----------------     -----------------   -----------------
   Net cash provided by financing activities                              144,541                 90,941                 69,964
                                                                      -----------------     -----------------   -----------------
   Net increase/ (decrease) in cash and cash equivalents                    4,667                 13,914                 (7,636)
Cash and cash equivalents
Beginning of year                                                             667                  5,334                 19,248
                                                                      -----------------     -----------------   -----------------
End of year                                                                 5,334                 19,248                 11,612
                                                                      =================     =================   =================

The accompanying notes are an integral part of these consolidated and predecessor combined carve-out financial statements.



ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS (CONTINUED)
 (All amounts expressed in thousands of U.S. Dollars)
----------------------------------------------------------------------------------------------------------

                                                                   Year ended          Year ended            Year ended
                                                                December 31, 2004    December 31, 2005    December 31, 2006
                                                                -----------------    -----------------    -----------------
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid                                                      5,429             9,838                   13,466
    Issuance of capital stock                                              -               150                        -
    Vessels acquired from issuance of long-term debt                   5,000                 -                        -
    Vessels acquired from stockholder contributions                    6,141                 -                        -
    Proceeds receivable from disposal of vessels                       2,000                 -                        -
    Long-term debt transferred to group                               19,767                 -                        -
    Proceeds from disposal of vessels paid to stockholders             3,000                 -                        -
    Liability assumed in connection with vessel acquisitions          22,638            28,387                        -
    Distribution                                                           -             1,694                        -


The accompanying notes are an integral part of these consolidated and predecessor combined carve-out financial statements.


ARIES MARITIME TRANSPORT LIMITED

(All amounts in tables expressed in thousands of U.S. Dollars)
--------------------------------------------------------------------------------
Notes to the Predecessor Combined Carve-out and Consolidated Financial
Statements

1.    Organization and Basis of Presentation

     The principal business of Aries Maritime Transport Limited (the "Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of certain of the companies listed below (companies 1 through to 12):


Company Name                          Country of Incorporation      Vessel Name                       Date of Vessel Acquisition
------------                          ------------------------      -----------                       --------------------------
1. Mote Shipping Ltd.                  Malta                         **                                -
2. Statesman Shipping Ltd.             Malta                         **                                -
3. Trans Continent Navigation Ltd.     Malta                         **                                -
4. Trans State Navigation Ltd.         Malta                         **                                -
5. Rivonia Marine Limited              Cyprus                        *                                 -
6. Robin Marine Limited                Cyprus                        *                                 -
7. Olympic Galaxy Shipping Ltd.        Marshall Islands              M/V Energy 1 ex CMA CGM Energy    April 28, 2004
8. Bora Limited                        British Virgin Islands        **                                -
9. Dynamic Maritime Co.                Marshall Islands              M/V SCI Tej ex CMA CGM Force      June 1, 2004
10. Jubilee Shipholding S.A.           Marshall Islands              M/V Ocean Hope                    July 26, 2004
11. Vintage Marine S.A.                Marshall Islands              M/T Arius ex Citius               August 5, 2004
12. Ermina Marine Ltd.                 Marshall Islands              M/T Nordanvind                    December 9, 2004
13. AMT Management Ltd.                Marshall Islands              -                                 -
14. Land Marine S.A.                   Marshall Islands              M/T High Land**                   March 7, 2003
15. Rider Marine S.A.                  Marshall Islands              M/T High Rider**                  March 18, 2003
16. Altius Marine S.A.                 Marshall Islands              M/T Altius**                      June 24, 2004
17. Seine Marine Ltd.                  Marshall Islands              M/V CMA CGM Seine                 June 24, 2005
18. Makassar Marine Ltd.               Marshall Islands              M/V CMA CGM Makassar              July 15, 2005
19. Fortius Marine S.A.                Marshall Islands              M/T Fortius**                     August 2, 2004
20. Chinook Waves Corporation          Marshall Islands              M/T Chinook                       November 30, 2005
21. Santa Ana Waves Corporation        Marshall Islands              ***                               -
22. Compassion Overseas Ltd.           Bermuda                       M/T Stena Compassion              June 16, 2006
23. Compass Overseas Ltd.              Bermuda                       M/T Stena Compass                 February 14, 2006
24. Ostria Waves Ltd.                  Marshall Islands              M/T Ostria ex Bora**/***          May 25, 2004

----------
* These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.

** These vessels were transferred from Trans Continent Navigation Ltd, Mote Shipping Ltd, Statesman Shipping Ltd, Trans State Navigation Ltd and Bora Limited to Altius Marine S.A., Land Marine S.A., Rider Marine S.A., Fortius Marine S.A. and Ostria Waves Ltd in November, July, August, November 2005 and January 2007 respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003, on August 2, 2004 and on May 25, 2004 respectively.

*** Santa Ana Waves Corporation was incorporated on March 23, 2006. Ostria Waves Ltd was incorporated on November 27, 2006.

     Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime had been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves were represented by 'Invested Equity'.

     In a group re-organization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime's ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous stockholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization has been accounted for as an exchange of equity interests at historical cost.

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

     Restricted Cash:

     Various restricted cash accounts held by the Group, consisting mainly of retention and debt reserve accounts, are restricted for use as general working capital unless such balances exceed the next quarter's loan payments due to the vessel-owning companies' lenders. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets. Dry-docking accounts are also restricted for use by the vessel-owning companies until such time as dry-docking costs are incurred. These restricted cash accounts are classified as non-current assets.

     Trade Receivables:

     The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 and the Group has not written off any trade receivables during these periods.

     Inventories:

     Inventories which comprise of bunkers, lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

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

     The component of each new vessels' initial capitalized cost that relates to dry-docking and special survey calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-docking and special survey, is treated as a separate component of the vessels' cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs.

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

     Debt Finance:

     Where a secured loan includes the right for the lender to participate in future appreciation of the underlying vessels under lien, the Group establishes a participation liability at the inception of the loan equal to the fair value of the participation feature. At the end of each reporting period, the balance of the participation liability is adjusted to be equal to the current fair value of the participation. The corresponding amount of the adjustment is reflected as an adjustment to the debt discount. As of December 31, 2006 and 2005 there is no such participation liability.

     Debt discount is amortized using the effective interest method over the term of the related loan. Any adjustment to the debt discount is amortized prospectively. The cost is included in interest expense.

     Deferred Revenue:

     The Group values any liability arising from the below market value bareboat and time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate is discounted using the Group's weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

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

     Accounting for Revenue and Expenses:

     Revenues are generated from bareboat, time and voyage charters. Bareboat, time and voyage charter revenues are recorded over the term of the charter as the service is provided. Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

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

     During 2004, 2005 and 2006, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively

     Segment Reporting:

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

     Cash Flow Statement:

     The consolidated statements of cash flows for all periods presented have been reclassified to reflect dry-docking and special survey costs as operating activities instead of investing activities to conform to the presentation adopted by the Group starting January 1, 2006. This reclassification resulted in the decrease of net cash used in investing activities in the amount of $1.9 million in the year ended December 31, 2005 (2004: $NIL). This reclassification had no impact on our Consolidated and Predecessor Combined Carve-out Balance Sheets, Statements of Income or Statements of Stockholders' Equity.

     Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current year.

3.   Recent Accounting Pronouncements

     In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) "Fair Value Measurement". SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS 157 will be effective for the Group for the year beginning on January 1, 2008.

     In February, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

4.   Restricted Cash

                                  December 31, 2005      December 31, 2006
                                  -----------------      -----------------

     Retention account                    -                    3,232
     Restricted account                  10                       10
                                     ---------               ---------
                                         10                    3,242

     Cash deposited in the retention account was made available for loan interest payments within three months of being deposited.

5.   Inventories

                                  December 31, 2005      December 31, 2006
                                  -----------------      -----------------

     Lubricants                         581                      750
     Bunkers                              -                      699
     Provisions (Stores)                 64                       47
                                     ---------               ---------
                                        645                    1,496

6.   Vessels and Other Fixed Assets


     Details are as follows:

                                                   Other fixed        Cost            Special
                                                     assets          of vessel         survey           Dry-docking        Total
                                                     ------          ---------         ------           -----------        -----
     Cost

     Balance at December 31, 2003                        -             30,572             967                700            32,239
     Additions                                           -            263,938           2,834              1,967           268,739
     Disposals                                           -            (59,177)          (474)               (438)          (60,089)
                                                  ----------        ----------      ----------          ----------       ----------
     Balance at December 31, 2004                        -            235,333           3,327              2,229           240,889
     Additions                                          96            131,079           1,528              1,031           133,734
                                                  ----------        ----------      ----------          ----------       ----------
     Balance at December 31, 2005                       96            366,412           4,855              3,260           374,623
     Additions                                          50            112,361           1,562             14,356           128,329
     Proceeds received                                   -                  -               -             (5,000)           (5,000)
                                                  ----------        ----------      ----------          ----------       ----------
     Balance at December 31, 2006                      146            478,773           6,417             12,616           497,952
                                                  ----------        ----------      ----------          ----------       ----------

     Accumulated Depreciation and Amortization

     Balance at December 31, 2003                        -             (1,721)           (157)              (114)           (1,992)
     Charge for the year                                 -            (12,724)           (773)              (779)          (14,276)
     Disposals                                           -              4,127              77                 70             4,274
                                                  ----------        ----------      ----------          ----------       ----------
     Balance at December 31, 2004                        -            (10,318)           (853)              (823)          (11,994)
     Charge for the year                                (9)           (19,437)           (920)            (1,038)          (21,404)
                                                  ----------        ----------      ----------          ----------       ----------
     Balance at December 31, 2005                       (9)           (29,755)         (1,773)            (1,861)          (33,398)
     Charge for the year                               (26)           (29,405)         (1,290)            (2,437)          (33,158)
                                                  ----------        ----------      ----------          ----------       ----------
     Balance at December 31, 2006                      (35)           (59,160)         (3,063)            (4,298)          (66,556)
                                                  ----------        ----------      ----------          ----------       ----------

     Net book value - December 31, 2004                  -            225,015           2,474              1,406           228,895
                                                  ----------        ----------      ----------          ----------       ----------
     Net book value - December 31, 2005                 87            336,657           3,082              1,399           341,225
                                                  ----------        ----------      ----------          ----------       ----------
     Net book value - December 31, 2006                111            419,613           3,354              8,318           431,396
                                                  ----------        ----------      ----------          ----------       ----------

     During the year ended December 31, 2006, the Group acquired two vessels, none of which included the assumption of bareboat charters which had rates of hire below the market value at the delivery date. In 2005, three vessels were acquired and in 2004, five vessels were acquired with rates of hire below market value. The cost of these vessels in 2005 and 2004 totalled $103.2 million and $107.4 million respectively. The fair value of the liability associated with the time charters was $28.3 million in 2005 and $22.6 million in 2004.

     During the year ended December 31, 2006, the Group received $158,000 (2005:
     $NIL) from Magnus Carriers for special survey and dry-docking amortization, pursuant to the excess cost sharing arrangement contained in the management agreements (refer to note 16). The amount was received in respect of the difference between the amortization of actual dry-docking and special survey expenses and the budgeted amounts and has been recognized as a reduction in these expenses (refer to note 18).

     Under the ship management agreements with Magnus Carriers, the Group received $5 million during the year ended December 31, 2006, by way of a one-time accelerated payment in respect of the dry-docking costs of the M/T Arius. This $5 million has been recognized as a reduction in the capitalized costs (refer to note 18).

7.   Accounts Payable

                                  December 31, 2005      December 31, 2006
                                  -----------------      -----------------


     Suppliers                      2,106                      8,002
     Agents                           626                        615
     Trade Creditors                1,866                      3,211
                                     ---------               ---------
                                    4,598                     11,828

8.   Accrued Liabilities

                                  December 31, 2005      December 31, 2006
                                  -----------------      -----------------


     Accrued interest                   7                      4,613
     Other accrued expenses           617                      1,870
     Crew payroll                     422                        484
     Claims                         1,834                        322
                                     ---------               ---------
                                    2,880                      7,289

9.   Deferred Charges

                                                             Financing Costs
                                                             ---------------

     Net Book Value at December 31, 2003                            274
     Additions                                                    1,959
     Amortization                                                  (321)
     Deferred charges written-off                                  (266)

     Net Book Value at December 31, 2004                          1,646
     Additions                                                    2,824
     Amortization                                                 (837)
     Deferred charges written-off                                 (761)

     Net Book Value at December 31, 2005                          2,872
     Additions                                                    2,981
     Amortization                                                  (877)
     Deferred charges written-off                                  (762)

     Net Book Value at December 31, 2006                          4,214

10.  Long-Term Debt

                                                                Balance as of
     VESSEL                                                   December 31, 2006


     M/T Altius                                                     17,333
     M/V CMA CGM Seine                                              13,565
     M/T Ostria ex Bora                                             11,220
     M/T Nordanvind                                                 11,890
     M/T High Land                                                   9,043
     M/T High Rider                                                  8,708
     M/T Arius ex Citius                                             7,201
     M/V Ocean Hope                                                  8,373
     M/V Energy 1 ex CMA CGM Energy                                 10,885
     M/V SCI Tej ex CMA CGM Force                                   10,885
     M/V CMA CGM Makassar                                           13,565
     M/T Fortius                                                    17,332
     M/T Chinook                                                    32,600
     M/T Stena Compass                                              56,100
     M/T Stena Compassion                                           56,100
                                                                  ----------
                                         Total                     284,800
                                                                  ----------
                                         Short term                      -
                                         Long term                 284,800
                                                                  ----------
                                                                   284,800
                                                                  ----------

     Senior secured credit agreement

     Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, was used to replace the previous $140 million term loan facility and $150 million revolving credit facility. The $360 million facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries collateralised by first preferred mortgages over their vessels which have a net book value of $419.6 million at December 31, 2006 (2005: $336.7 million), excluding capitalized dry-docking and special survey costs. The $360 million commitment contained in the revolving credit facility is subject to an $11 million reduction every six months from April 3, 2006, with the remaining commitment, after the nine equal semi-annual reductions, of $261 million to be reduced to zero or repaid in full in one instalment in April, 2011.

     The debt agreement also contains various covenants, which the Company is required to meet quarterly, including (a) restriction as to changes in management and ownership of the vessels, (b) limitation on incurring additional indebtedness, (c) mortgaging of vessels, (d) minimum requirement regarding hull cover ratios, (e) minimum liquidity requirement, (f) maintenance of operating accounts and retention account and (g) minimum insurance values. In addition, Magnus Carriers is required to maintain a credit balance in an account with the lender of at least $1 million (See also Note 18). The debt agreement also requires the Group's two principal beneficial equity holders to maintain a beneficial ownership of no less than 10% each in the issued stock of the Company.

     As at December 31, 2006 repayments of the long-term debt under the new credit facility are due as follows:

                                        2009                    1,800
                                        2010                   22,000
                                        2011                  261,000
                                                             ---------
                                        Total amount          284,800
                                                             =========

     Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%. The effective interest rate at December 31, 2006 was 6.62% p.a. for the revolving credit facility.

     Primarily due to vessel out-of-service time during the year ended December 31, 2006, the interest coverage ratio financial covenant contained in the debt agreement would not be met and the lender granted a relaxation from
     3.00 to 1.00 to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007 and June 30, 2007. For subsequent periods the relaxation will not apply and the ratio reverts back to 3.00 to 1.00. With effect from January 3, 2007 and until the relaxation of this covenant no longer applies, the Company will pay an increased margin of 1.75%.

     Settlement of fee agreement with bank

     Certain loans with an aggregate outstanding amount of $135.7 million at December 31, 2004 contained additional participation arrangements with the Bank of Scotland. With $6.5 million of the proceeds of the Company's initial public offering, these obligations were settled in full on June 17, 2005.

11.  Deferred Revenue

                                                            Deferred revenue
     December 31, 2003                                               -
     Additions                                                  22,638
     Amortization                                               (9,055)
     Interest                                                      293
     Deferred revenue written-off on disposal of vessels        (5,662)
                                                            -----------
     December 31, 2004                                           8,214
     Additions                                                  28,387
     Amortization                                               (9,275)
     Interest                                                      430
                                                            -----------
     December 31, 2005                                          27,756
     Amortization                                              (11,689)
     Interest                                                      974
                                                            -----------
     December 31, 2006                                          17,041
                                                            ===========

     Short term                                                  6,011
     Long term                                                  11,030
                                                            -----------
                                                                17,041
                                                            ===========

12.  Stockholders' Equity

     (a) On incorporation of the Company on January 12, 2005, 12,000 shares were issued with a par value of $1 per share resulting in net proceeds of $12,000. On January 17, 2005, the Company proceeded with a stock split resulting in 1,200,000 shares of $0.01 each.

     (b) In April 2005, the Company paid a dividend to existing stockholders of $1.9 million. $214,000 of the dividend was paid in cash and the balance of $1.7 million was settled by the transfer of two Group companies to existing stockholders. In June 2005, the Company paid a dividend of $150,000, which the Company settled by the issuance of 14,976,877 shares.

     (c) On November 28, 2005, the Company paid a dividend of $14.7 million to existing stockholders.

     (d) During the year ended December 31, 2006, the Company paid dividends totalling $25.2 million to existing stockholders.

13.  Revenue From Voyages

     The Group operates on a worldwide basis in one operating segment - the shipping transportation market. The geographical analysis of revenue from voyages, based on point of destination, is presented as follows:

                                 December 31,    December 31,    December 31,
                                     2004            2005            2006
                                     ----            ----            ----

     North America                       -               -           5,962
     Australia                           -               -           5,609
     Europe                         12,302          27,413          25,406
     Asia                           21,846          30,896          34,710
     Africa                         10,571           4,186           9,169
     South America                   3,550          13,410          13,343
                                  ---------       ---------       ---------
                                    48,269          75,905          94,199

     During the year ended December 31, 2006, the Group received 65% of its income from four charterers (31%, 13%, 11% and 10%, respectively).

     During the year ended December 31, 2005, the Group received 91% of its income from five charterers (33%, 16%, 15%, 14% and 13%, respectively).

     During the year ended December 31, 2004, the Group received 79% of its income from three charterers (43%, 23% and 13%, respectively).

14.  Financial Instruments

     Fair Values

     The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash account, trade and other receivables, due from managing agent, due from related parties, derivative financial instruments and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates. Credit Risk

     The Group believes that no significant credit risk exists with respect to the Group's cash due to the spread of this risk among various different banks and the high credit status of these counterparties. The Group is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Group limits this exposure by entering into transactions with counterparties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Group by chartering its vessels to established international charterers (refer to note 13).

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

     The Group has entered into interest rate swap agreements detailed as follows:


                                                         Notional      Maximum
                                                          Amount      fixed rate
                          Value        Termination        Dec. 31,      Dec. 31,                      Fair value       Fair value
Counterparty               Date           Date           2006/2005     2006/2005     Floating Rate   Dec. 31, 2005   Dec. 31, 2006
------------               ----           ----           ---------     ---------     -------------   -------------   -------------
SMBC Bank                 03/07/06       04/04/11          20,000        5.63%       3-month LIBOR         -             (505)
Bank of Ireland           03/07/06       04/04/11          20,000        5.63%       3-month LIBOR         -             (504)
HSH Nordbank              03/07/06       04/04/11          20,000        5.63%       3-month LIBOR         -             (502)
Nordea Bank               03/07/06       04/04/11          20,000        5.63%       3-month LIBOR         -             (506)
Bank of Scotland          03/07/06       04/04/11          20,000        5.63%       3-month LIBOR         -             (530)
                                                                                                      ---------       ---------
                                                                                                           -           (2,547)
                                                                                                      ---------       ---------
Fortis Bank               03/01/06       03/06/09          46,667        4.885%      3-month LIBOR       127                -
Nordea Bank               03/01/06       03/06/09          46,667        4.885%      3-month LIBOR       121              340
Bank of Scotland          03/01/06       03/06/09          46,667        4.885%      3-month LIBOR       153              331
                                                                                                      ---------       ---------
                                                                                                         401              671
                                                                                                      ---------       ---------


     These interest rate swaps are used to hedge the interest expense arising from the Group's long-term borrowings detailed in Note 10. The interest rate swaps allow the Group to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Group agrees with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

     The total fair value change of the interest rate swaps indicated above is shown in the income statement. These amounts were a loss of $1.8 million for the year ended December 31, 2006, a gain of $950,000 for the year ended December 31, 2005 and a loss of $33,000 for the year ended December 31, 2004. These fair values are based upon valuations received from the relevant financial institutions. The related asset or liability is shown under derivative financial instruments in the balance sheet.

15.  Changes in Working Capital

                                   December 31,     December 31,   December 31,
                                      2004             2005           2006
                                      ----             ----           ----

     (Increase) decrease in
     Trade receivables                 (302)             120         (1,784)
     Other receivables                 (114)              54           (112)
     Inventories                       (352)            (210)          (851)
     Prepaid expenses and other        (299)            (192)            183
     Due from managing agent              -              (84)          (360)
     Due from related parties        (1,582)            (152)        (1,202)
     Increase (decrease) in
     Accounts payable, trade          3,518              936          7,230
     Accrued liabilities              1,061            1,684          4,409
     Deferred income                  1,805            1,112         (1,216)
                                    --------         --------       --------
                                      3,735            3,268          6,297


16.  Commitments and Contingent Liabilities

     (a)  Commitments

     Management agreements

     From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers Corporation ("Magnus Carriers"), a related party with common ultimate beneficial stockholders. These ship management agreements are cancellable by the vessel-owning subsidiaries with two months notice, while Magnus Carriers has no such option. Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of an initial management fee of $146,000 per annum for technical management services.

     From November 30, 2005, Chinook Waves Corporation commenced operating the vessel M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH ("Ernst Jacob"). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary and received an initial annual management fee of Euro 128,000.

     Rental agreement

     On November 21, 2005 AMT Management Ltd entered into an office rental agreement with a related party, a company with common ultimate beneficial stockholders, with effect from December 1, 2005 for ten years at a monthly rental of Euro 4,000 plus stamp duty ($5,000) (Note 18).

     The following table sets out long-term commercial obligations for rent and management fees, outstanding as of December 31, 2006:

                2007                                       1,968
                2008                                       1,963
                2009                                       2,023
                2010                                       2,085
                2011 and thereafter                       11,420
                                                       -----------
                                                          19,459
                                                       ===========

     (b)  Contingencies

     Legal proceedings

     There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.

17.  Taxation

     The Group is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies' vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of income.

18.  Transactions Involving Related Parties

     (a)  Management fees

     The vessel-owning companies included in the Group receive technical and commercial management services from Magnus Carriers, a company with common ultimate beneficial stockholders, pursuant to ship management agreements. Under these agreements, the Group paid management fees of $1.8 million for the year ended December 31, 2006, $1.5 million for the year ended December 31, 2005 and $0.9 million for the year ended December 31, 2004 which is separately reflected in the statements of income.

     (b)  Commissions

     Magnus Carriers and Trampocean S.A., related companies with common ultimate beneficial stockholders, provide chartering services to the vessel-owning companies included in the Group at a commission of 1.25% of hires and freights earned by the vessels. The Group paid these companies fees for chartering services of $34,000 for the year ended December 31, 2006, $50,000 for the year ended December 31, 2005 and $368,000 for the year ended December 31, 2004. These commissions relate to agreements between Magnus Carriers and the vessel-owning subsidiaries. From the effective date of the new ship management agreements Magnus Carriers may only receive commissions on new charters. Under the new ship management agreements, Magnus Carriers will be paid 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for the Group.

     (c)  Rental agreement

     During 2005, the Group entered into a rental agreement with a related party, a company with common ultimate beneficial stockholders (see note
     16). The Group paid $62,000 to the related party during the year ended December 31, 2006 (2005 $4,000 and 2004 $NIL).

     (d)  Amounts due from/to related parties

     Amounts due from related parties were $2.5 million at December 31, 2006 and $1.2 million at December 31, 2005. These amounts represent payments less receipts made by the Group on behalf of (i) other vessel-owning companies with common ultimate beneficial stockholders with the Group, consisting of $27,000 (due from) at December 31, 2006 and $392,000 (due from) at December 31, 2005 and (ii) Magnus Carriers Corporation, consisting of $2.5 million (due from) at December 31, 2006 and $901,000 (due from) at December 31, 2005. There are no terms of settlement for these amounts, as of December 31, 2006.

     (e)  Crewing

     Some crewing for the Group is undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. The Group paid manning fees of $288,000 for the year ended December 31, 2006, $310,000 for the year ended December 31, 2005 and $278,000 for the year ended December 31, 2004.

     (f)  General and administrative expenses

     During the year ended December 31, 2006 the Group paid directors' fees of $619,000 (2005 $467,000 and 2004 $NIL). Such fees are included in general and administrative expenses in the accompanying consolidated statements of income.

     (g)  Contributions under management agreements

     During the year ended December 31, 2006 the Group received $5 million in full and final settlement by Magnus Carriers of the dry-docking expenses incurred by M/T Arius. This amount has been deducted from the vessel's dry-docking expenses (refer to note 6). During the year ended December 31, 2006 the Group received an additional $6.5 million (2005 $812,000) from Magnus Carriers under the ship-management cost-sharing agreements for vessel operating expenses. These amounts are reflected in the operating expenses of the vessels in the income statement. Also received during the year ended December 31, 2006 was an amount of $159,000 (2005 $NIL) for special survey and dry-docking amortization. This amount is reflected in the amortization and dry-docking expense in the income statement.

     (h)  Vessel purchase

     Aries Maritime exercised its right to acquire the M/T Chinook under the Right of First Refusal Agreement with Magnus Carriers in October 2005. The acquisition was offered to Aries Maritime by Magnus Carriers on either of two bases; (a) with retention of the five year head charter dated June 16, 2003 between the sellers and Pacific Breeze Tankers Ltd. (a joint venture company, 50% of which is ultimately owned between Mons Bolin, President and Chief Executive Officer of Aries Maritime and Gabriel Petridis equally) as charterers, at a rate of $13,000 per day, in which case the purchase consideration would be $30.6 million or, (b) without the head charter, in which case the purchase consideration would be $32.6 million. Aries Maritime exercised its right on basis (b). The total purchase consideration of $32.6 million for the M/T Chinook, paid on November 30, 2005, comprised purchase consideration under the terms of a Memorandum of Agreement dated October 25, 2006 of $30.6 million and a $2 million additional purchase consideration to the sellers under the terms of a separate agreement relating to the termination of the head charter.

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

     (i)  Minimum liquidity

     Under the Group's new credit facility, Magnus Carriers is required to maintain at least $1 million in an account with the lenders (See Note 10).

19.  Post Balance Sheet Events

     Dividend

     On March 9, 2007 the Directors of Aries Maritime declared a dividend of $0.07 per share in respect of the fourth quarter of 2006. The dividend was paid on March 30, 2007 to stockholders on record as of March 19, 2007.

ITEM 19. EXHIBITS

      Number                          Description of Exhibits

      1.1      ____ Articles of Incorporation of Aries Maritime Transport
                    Limited (1)

      1.2      ____ Bye-laws of the Company (2)

      4.1      ____ Credit Agreement, dated April 3, 2006 by and among the
                    Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers. (3)

      4.2      ____ First Supplemental Agreement, dated August 24, 2006 by and between the Company and The Bank of Scotland relating to the Credit Agreement.

      4.3      ____ Second Supplemental Agreement, dated January 22, 2007 by and among the Company, certain subsidiaries, The Bank of Scotland and Magnus Carriers Corporation relating to the Credit Agreement.

      4.4      ____ Third Supplemental Agreement, dated March 2, 2007 by and among the Company, certain subsidiaries, The Bank of Scotland and Magnus Carriers Corporation relating to the Credit Agreement.

      8.1      ____ List of Subsidiaries

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

----------
(1) Incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form F-1 (Registration No. 333-124952).

(2) Incorporated by reference to Exhibit 3.2 to the Company's registration statement on Form F-1 (Registration No. 333-124952).

(3) Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F/A Fiscal year ended December 31, 2005 filed on April 18, 2007.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                           ARIES MARITIME TRANSPORT LIMITED

                                           By: /s/ Mons S. Bolin
                                               --------------------------
                                               Name:  Mons S. Bolin
                                               Title: Chief Executive Officer



April 19, 2007

SK 23248 0002 766101