Form 20-F
period 2007-12-31
Aries Maritime Transport LTD
filed 2008-06-30
CIK 1322587

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES
EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 0001322587

ARIES MARITIME TRANSPORT LIMITED
-----------------------------------------------
(Exact name of Registrant as specified in its charter)

----------------------------------------------
(Translation of Registrant’s name into English)

BERMUDA
----------------------------------------------
(Jurisdiction of incorporation or organization)

18 Zerva Nap., Glyfada, Athens 166 75, Greece
----------------------------------------------
(Address of principal executive offices)

Mons S. Bolin, President and Chief Executive Officer, Tel No. 1 30 (210) 898-3787, Fax No. 1 30 (210) 898-3788 18 Zerva Nap., Glyfada, Athens 166 75, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b)
of the Act:

Common share, $0.01 per share
-----------------------------
Title of class

Nasdaq Global Market
----------------------------------------------
Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

28,616,877 shares of Common Stock, par value $0.01 per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes	[X] No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes	[X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes	[_] No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]

Non-accelerated filer (Do not check if a smaller reporting company) [_]	Smaller reporting company [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

[_] Item 17

[_] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; default by one or more charterers of our ships; our ability to complete documentation of agreements in principle; changes in demand for oil and oil products; the effect of changes in OPEC’s petroleum production levels; worldwide oil consumption and storage; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; additional time spent in completing repairs; changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, drydocking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; domestic and international political conditions; potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists; and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Unless the context otherwise requires, as used in this report, the terms ‘‘the Company,’’ ‘‘we,’’ ‘‘us,’’ “the Group” and ‘‘our’’ refer to Aries Maritime Transport Limited and all of its subsidiaries, and ‘‘Aries Maritime Transport Limited’’ refers only to Aries Maritime Transport Limited and not to its subsidiaries.  We use the term deadweight, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term TEU, or TEUs, in describing the size of vessels carrying containers. The size of one TEU is equivalent to 20 feet by 8 feet by 8 feet 6 inches (that is, 5.9 metres by 2.35 metres by 2.39 metres).

A.           Selected Financial Data

The following table sets forth our selected consolidated and combined financial and other data. The selected consolidated and combined financial and other data may not be indicative of the results we would have achieved had we operated as a public company for the entire period presented or of our future results. This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our historical consolidated and predecessor combined carve-out financial statements and related notes. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion in “Item 5. Operating and Financial Review and Prospects — Lack of Historical Operating Data for Vessels Before their Acquisition.”

	From inception, March 7, 2003, to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
		(Dollars in thousands except per share data)

Statement of Operations Data (for period ending)
Revenue from voyages	7,316	48,269	75,905	94,199	99,423
Gain on disposal of vessels	-	14,724	-	-	-
Commissions	(150)	(1,189)	(1,323)	(1,403)	(1,999)
Voyage expenses	(24)	(312)	(224)	(4,076)	(5,082)
Vessel operating expenses	(2,660)	(12,460)	(17,842)	(27,091)	(32,073)
General & administrative expenses	(34)	(75)	(1,649)	(4,226)	(5,666)
Depreciation	(1,721)	(12,724)	(19,446)	(29,431)	(30,653)
Amortization of drydocking and special survey expenses	(271)	(1,552)	(1,958)	(3,568)	(5,094)
Management fees	(199)	(893)	(1,511)	(1,999)	(2,171)
Net operating income	2,257	33,788	31,952	22,405	16,685
Interest expense	(1,539)	(8,616)	(18,793)	(19,135)	(21,875)
Interest received	5	58	672	931	762
Other income (expenses), net	6	76	(10)	(214)	(245)
Change in fair value of derivatives	(215)	(33)	950	(1,788)	(4,060)
Net income/ (loss)	514	25,273	14,771	2,199	(8,733)
Earnings/ (loss) per share (basic and diluted)	0.03	1.56	0.64	0.08	(0.31)
Cash dividends declared per share	—	—	0.52	0.89	0.63
Weighted average number of shares (basic and diluted)	16,176,877	16,176,877	23,118,466	28,416,877	28,478,850

Balance Sheet Data (at period end)
Cash and cash equivalents	667	5,334	19,248	11,612	12,444
Restricted cash	109	4,803	10	3,242	39
Total current assets	890	12,371	22,438	22,430	20,199
Total assets	45,534	245,725	377,898	458,040	425,491
Total current liabilities	4,177	34,666	21,356	29,622	311,997
Current portion of long-term debt	2,667	21,910	-	-	284,800
Long-term debt, net of current portion	37,743	185,050	183,820	284,800	-
Total liabilities	45,020	229,072	222,217	325,452	318,372
Total stockholders’ equity	514	16,653	155,681	132,588	107,119

Other Financial Data (for period ending)
Net cash provided by operating activities	4,426	21,899	36,974	24,215	17,581
Net cash used in investing activities	(41,612)	(161,773)	(114,001)	(101,815)	(2,008)
Net cash provided by used in financing activities	37,853	144,541	90,941	69,964	(14,741)
Net increase (decrease) in cash and cash equivalents	667	4,667	13,914	(7,636)	832
Cash dividends paid	-	-	(14,776)	(25,292)	(17,970)

Fleet Data (at period end)
Number of products tankers owned	2	7	8	10	10
Number of container vessels owned	-	3	5	5	5

(All amounts in thousands of U.S. dollars, unless otherwise stated)	Period from inception, March 7, 2003, through December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2003	2004	2005	2006	2007
ADJUSTED EBITDA(1)
NET INCOME/ (LOSS)	514	25,273	14,771	2,199	(8,733)
plus Net interest expense	1,534	8,558	18,121	18,204	21,113
plus Depreciation and Amortization	1,992	5,221	12,112	21,326	29,737
Plus/(minus) Change in fair value of derivatives	215	33	(950)	1,788	4,060
plus Stock-based compensation expense	-	-	-	-	1,232
ADJUSTED EBITDA	4,255	39,085	44,054	43,517	47,409

(1) We consider Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization change in the fair value of derivatives and stock-based compensation expense.  The Company’s management uses Adjusted EBITDA as a performance measure.  The Company believes that Adjusted EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs.  Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP.  The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

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

If the shipping industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected.  Seven of our period charters (one container vessel and six product tankers) are scheduled to expire during 2008.  Our ability to re-charter our vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the products tanker and container vessel markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products and container transportation.

You should read the information contained in the table of vessel information under “Item 4 – Information on the Company – Business Overview – Our Fleet.”  The period charter expiration dates for all our vessels are detailed in that table under ‘Charter Expiration,’ except for two products tankers that are currently employed in the spot market.

You should read the information contained in “Item 5 – Operating and Financial Review and Prospects – Operating Results – Important Factors to Consider When Evaluating our Historical and Future Results of Operations.”

 Factors beyond our control may adversely affect the demand for and value of our vessels.

The factors affecting the supply and demand for products tankers and container vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence the demand for vessel capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service; and

•	port or canal congestion.

If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

The value of our vessels may fluctuate, which may adversely affect our liquidity.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	the types and sizes of available vessels;

•	the availability of other modes of transportation;

•	increases in the supply of vessel capacity;

•	the cost of newbuildings;

•	prevailing charter rates; and

•
the cost of retrofitting or modifying second hand vessels as a result of charterer requirements, technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the products tanker and container vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

The market value of our vessels may decline, which could lead to a default under our fully revolving credit facility and the loss of our vessels.

If the market value of our fleet declines, we may not be in compliance with certain provisions of our fully revolving credit facility and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. For instance, if the market value of our fleet declines below 140% of the aggregate outstanding principal balance of our borrowings under our fully revolving credit facility, we will not be in compliance with certain provisions of our fully revolving credit facility and, as a result, we will not be able to pay dividends and may not be able to refinance our debt or obtain additional financing.

We pay interest under our fully revolving credit facility at a rate of LIBOR plus a margin which ranges from 1.125% to 1.75% to reflect the ratio of our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value ranging from less than 50% to equal to or greater than 65%.  If the market value of our vessels declines, we may pay a higher margin under the terms of our fully revolving credit facility. You should read “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness” for additional information concerning our fully revolving credit facility.

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

  The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. Factors that tend to decrease tanker supply include the conversion of tankers to non-tanker purposes and the phasing out of single-hull tankers due to legislation and environmental concerns. We believe shipyards are expected to operate more or less at full capacity with their present order books for tankers. An over-supply of tanker capacity may result in a reduction of charter hire rates. A reduction in charter rates may have a material adverse effect on our results of operations and our ability to pay dividends.

An over-supply of container vessel capacity may lead to reductions in charter hire rates and profitability.

  An over-supply of container vessel capacity may result in a reduction of charter hire rates. If such a reduction occurs, the value of our container vessels may decrease and, under certain circumstances, affect the ability of our customers who charter our container vessels to make charterhire payments to us.  This and other factors affecting the supply and demand for container vessels and the supply and demand for products shipped in containers are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charterhire payments to us.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA; the International Convention on Civil Liability for Oil Pollution Damage of 1969; the International Convention for the Prevention of Pollution from Ships; the International Maritime Organization, or IMO; International Convention for the Prevention of Marine Pollution of 1973; the IMO International Convention for the Safety of Life at Sea of 1974; the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  As of the date of this annual report, each of our vessels is ISM code-certified.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us.  Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, while we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

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

Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

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

Since the events of September 11 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on our customers that charter container vessels from us and, under certain circumstances, may affect their ability to make charterhire payments to us under the terms of our charters.

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

We operate our vessels worldwide and, as a result, our vessels are exposed to international risks that could reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions that may reduce our revenue or increase our expenses.

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Company Specific Risk Factors

Our fully revolving credit facility imposes significant operating and financial restrictions.

                Our credit agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

•
free cash and cash equivalents plus the undrawn element of the $5 million portion of the fully revolving credit facility available for general corporate purposes, must be no less than the aggregate of 5% of interest-bearing debt and 5% of the $5 million portion of the fully revolving credit facility available for general corporate purposes.  In addition, Magnus Carriers Corporation (“Magnus Carriers”) is required to maintain a credit balance of at least $1 million in an account opened with the lenders;

•
our current liabilities, excluding deferred revenue, derivative financial instruments and voluntary and mandatory prepayments, may not exceed our current assets,  excluding derivative financial instruments and the value of any vessel committed for sale;

•
the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four-quarter basis. Primarily due to vessel out-of-service time during the year ended December 31, 2007, the interest coverage ratio financial covenant would not be met and the lenders agreed to lower the ratio for this financial covenant. This ratio was lowered to 2.25 to 1.00 for the period ended December 31, 2007, and periods ending March 31, 2008 and June 30, 2008. For the period ending September 30, 2008, the ratio for this financial covenant was lowered to 2.75 to 1.00, while for the subsequent periods the lower ratio will not apply and the ratio reverts back to 3.00 to 1.00. Until the lower ratio under this covenant no longer applies, the Company will pay an increased margin of 1.75%;

•	the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the fully revolving credit facility.

                The relaxation of the interest coverage covenant was, among other things, conditioned on:

•	an immediate reduction in the fully revolving credit facility commitment level from $360 million to $290.0 million;

•
a reduction of the outstanding borrowings under the fully revolving credit facility from their current level of $284.8 million to $200.0 million, by disposal of vessels, by August 31, 2008. We sold three of our vessels for net proceeds of $61.03 million.  See “Subsequent Events – Sale of Vessels;”

•	the Company’s continued payment of an increased margin of 1.75% until a compliance certificate is provided to its lenders advising the interest coverage ratio meets the required level of 3.0:1.0;

•	the Company’s not paying a dividend for the quarter ended December 31, 2007; and

•	during the period of interest coverage covenant relaxation any advance for new investments requires the consent of all of the lenders under the fully revolving credit facility.

                On April 17, 2008, the lenders approved an amendment to the working capital ratio financial covenant to exclude from its calculation voluntary and mandatory prepayments.

               Our credit agreement requires the Group’s two principal beneficial equity holders to maintain a beneficial ownership of no less than 10% each in the issued stock of the Company.  The credit agreement also prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

•	the failure to pay principal, interest, fees, expenses or other amounts when due;

•	breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

•	the failure of any representation or warranty to be materially correct;

•	the occurrence of a material adverse change (as defined in the credit agreement);

•	the failure of the security documents or guarantees to be effective;

•	judgments against us or any of our subsidiaries in excess of certain amounts;

•	bankruptcy or insolvency events;

•	the failure of our principal beneficial equity holders to maintain their investment in us; and

•
the failure to reduce the outstanding borrowings under the fully revolving credit facility to $200.0 million, by disposal of vessels, by August 31, 2008. In the event that such disposal of vessels is not completed by August 31, 2008, the lenders may extend the compliance date to September 30, 2008 subject to legally binding sale contracts having been executed by August 31, 2008.

               Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We may be unable to enter into contracts for the sale of additional vessels by August 31, 2008 such that we are able to reduce the amount outstanding under the credit facility to $200 million on terms that are favorable to us or at all.  We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our fully revolving credit facility would prevent us from borrowing additional money under the fully revolving credit facility and could result in a default under the fully revolving credit facility. If a default occurs under our fully revolving credit facility, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Our incurrence of a net loss during the year ended December 31, 2007, our net working capital deficit and our inability to adhere to certain financial covenants under our fully revolving credit facility raise substantial doubt about our ability to continue as a going concern.

               During the year ended December 31, 2007, we have suffered losses amounting to $8,733,000, have a net working capital deficit of $291,798,000 and have not met certain of our financial covenants under our fully revolving credit facility. As a result, it is likely that we may not meet the covenants of our credit facility for the foreseeable future and in the absence of our lenders’ consent our outstanding indebtedness would be immediately due. Therefore, our ability to continue as a going concern is dependent on management’s ability to successfully execute the sale of the vessels described above and to continue to improve our performance, which includes achieving profitable operations in the future, and the continued support of our shareholders and our lenders.  Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern.  Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Although management believes that the actions presently being taken to further implement our business plan, to sell one or more vessels and generate revenues, will provide the opportunity for us to continue as a going concern, there can be no assurances to that effect.

Servicing our debt will substantially limit our funds available for other purposes, such as vessel acquisitions and the payment of dividends.

We are subject to various financial covenants under our credit facility, including the requirement to reduce the amount outstanding to $200 million by disposal of vessels by August 31, 2008, which make it desirable for us to refinance our existing credit facility.  We may be unable to refinance our existing credit facility on terms that are favourable to us or at all. A large part of our cash from operations may be required to pay principal and interest on our debt. Our debt service payments will reduce our funds available for other purposes, including those that may be in the best interests of our shareholders. We cannot assure you that our future cash flows will be adequate to fund future vessel acquisitions or to pay dividends.

We depend upon four significant charterers for the majority of our revenues. The loss of one or more of these charterers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. During 2007, 64% of our revenue was derived from four charterers, Stena Group, Trafigura Beheer B.V., Deiulemar Compagnia di Navigazione S.p.A, and CMA CGM S.A. If we were to lose any of these charterers, or if any of these charterers significantly reduced its use of our services or was unable to make charter payments to us, our results of operations, cash flows and financial condition would be adversely affected.  Further, after the sales of three vessels in April and June 2008, and assuming we sell an additional vessel in order to reduce our outstanding balance under our credit facility, we will operate a fleet of 11 vessels. As the size of our fleet decreases, we will become increasingly dependent upon a limited number of charterers for our revenues.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

Our charters may terminate earlier than the dates indicated in the section “Our Fleet” in “Item 4 – Information on the Company.”  The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

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

The charterer for two of our vessels, the Altius and the Fortius, has an option to purchase 50% of the equity in those vessels for 50% of the difference between $29.5 million and the debt balance on each vessel, exercisable six months before the expiration of their current charters in June and August 2009, respectively.  If the option prices are lower than the prevailing market prices of these vessels at the time of exercise, we would receive less for the equity interests than we would receive if we were to sell the vessels in the open market, which could negatively impact our results of operations. Currently, we believe the option prices are lower than the currently prevailing market prices of these vessels and we expect the charterer to exercise the option.

We cannot assure you that we will pay dividends.

We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our fully revolving credit facility agreement, which we refer to as our credit agreement, and those created by Bermuda law.

Our credit agreement prohibits us from paying a dividend if an event of default under the credit agreement is continuing or would result from the payment of the dividend. Our credit agreement further requires us to maintain specified financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our fully revolving credit facility could prevent us from making dividend payments under certain circumstances.  In March 2008, pursuant to the condition imposed by our lenders in connection with the relaxation of the interest coverage ratio under our credit facility, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the fourth quarter of 2007.  The Company resumed payment of dividends with a dividend of $0.10 per share in respect of the first quarter of 2008.

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

We have historically contracted the commercial and technical management of all the vessels in our fleet (with the exception of the Chinook, Stena Compass and Stena Compassion), including crewing, maintenance and repairs, to the management company, Magnus Carriers.  In August 2007, we delivered notice of termination of the twelve existing ship management agreements with Magnus Carriers, which was accepted by Magnus Carriers.  As of the date of this annual report, we, through our vessel-owning subsidiaries, have entered into new ship management agreements with third-party technical managers for nine of the twelve vessels that had previously been managed by Magnus Carriers.  International Tanker Management Limited (“ITM”), based in Dubai, performs technical management of six of these vessels and Barber Ship Management Singapore Pte Ltd (“Barber”), based in Singapore, performs technical management of three of these vessels.  In October 2007, we entered into new commercial management agreements with Magnus Carriers for all of the vessels in our fleet, with the exception of the Stena Compass and the Stena Compassion, which are employed on bareboat charter.

In addition, we are generally required to obtain approval from our lenders to change our ship managers. The loss of services of one or more of our managers or the failure of one or more of our managers to perform their obligations under the respective management agreements could materially and adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends. Although we may have rights against Magnus Carriers, ITM and Barber if they default on their obligations to us, our shareholders will not directly share that recourse.

The ability of our ship managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair the financial strength of our ship managers. Because our ship managers are privately held companies, it is unlikely that information about their financial strength would become public prior to any default by such ship manager under the management agreements. As a result, an investor in our shares might have little advance warning of problems affecting our ship managers, even though those problems could have a material adverse effect on us.

Magnus Carriers and its affiliates may acquire or charter vessels that compete with our fleet.

Magnus Carriers, its principals or any of their controlled affiliates may acquire or charter additional products tankers and container vessels in the future, subject to a right of first refusal that Magnus Carriers and its principals have granted to us for as long as Magnus Carriers performs management services for us, including commercial management services. If we do not purchase or charter these vessels, they could compete with our fleet, and Magnus Carriers and its affiliates might be faced with conflicts of interest between their own interests and Magnus Carriers’ obligations to us under the ship management agreements.

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

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

We may not be able to grow or effectively manage our growth.

A principal focus of our strategy is to grow by expanding our products tanker fleet and other sectors as opportunities are identified.  Following the disposal of vessels as required under our credit facility, we may refinance our existing credit facility in order to position the Company for future growth. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

•	identify vessels for acquisition;

•	consummate acquisitions;

•	integrate acquired vessels successfully with our existing operations;

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

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

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

The operation of tankers involves certain unique operational risks.

The operation of tankers has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Aries Energy, an affiliate, is able to control our company, including the outcome of shareholder votes through its wholly-owned indirect subsidiary, Rocket Marine Inc.

Aries Energy, an affiliate through its wholly-owned indirect subsidiary Rocket Marine Inc., owns approximately 52% of our outstanding common shares. As a result of this share ownership and for so long as Aries Energy owns a significant percentage of our outstanding common shares, Aries Energy will be able to control or influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible mergers, amalgamations, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamation, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but approximately 30% of vessel operating expenses are in currencies other than U.S. dollars and we incur general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. For example, in the year ended December 31, 2007, the value of the U.S. dollar depreciated by approximately 9.5% against the Euro.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda company. Our memorandum of association and bye-laws and the Companies Act 1981 of Bermuda, or the BCA, as amended, govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the BVA, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, the principles governing Section 111 have not been well developed.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our bye-laws could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These include provisions:

•	authorizing our board of directors to issue “blank check” preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•
prohibiting us from engaging in a “business combination” with an “ interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

•	not permitting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares;

•	limiting the persons who may call special meetings of shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA; and

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings.

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

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”  U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we do not believe that we will be a PFIC. In this regard, we treat the gross income we derive or are deemed to derive from our chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. shareholder may be able to make certain tax elections that would ameliorate these consequences.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as our Company and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the related Treasury Regulations.

We expect that we and each of our subsidiaries qualifies for this statutory tax exemption, and we take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States-source income.

For example, Aries Energy Corporation, or Aries Energy (through its wholly-owned subsidiary Rocket Marine Inc., or Rocket Marine), owns approximately 52% of our outstanding common shares. We are ineligible to qualify for exemption under Section 883 for any taxable year in which Aries Energy alone or together with other shareholders with a 5% or greater interest in our common shares, or the 5% shareholder group, own 50% or more of our outstanding common shares on more than half the days during such taxable year and we are unable to establish in accordance with the Treasury Regulations that within the 5% shareholder group there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders within such group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year. In order to establish this, qualified shareholders within the 5% shareholder group would have to provide us with certain information in order to substantiate their identity as qualified shareholders. Captain Gabriel Petridis, the 50% beneficial owner of Aries Energy, has agreed to provide us with such information. Notwithstanding this agreement, we may be unable to establish in conformity with the Treasury Regulations that there are sufficient qualified shareholders within the 5% shareholder group to allow us to qualify for exemption under Section 883. Due to the factual nature of the issues involved, we can give no assurances regarding our tax-exempt status or that of any of our subsidiaries for any future taxable year.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

ITEM 4.             INFORMATION ON THE COMPANY

A.           History and Development of the Company

We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly-owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our Company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company was identical to each contributing subsidiary’s prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005, Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. Our common stock is listed on the Nasdaq Global Market under the symbol “RAMS.” The address of our principal executive office is 18 Zerva Nap., Glyfada, Athens 166 75, Greece.

Our primary capital expenditures are in connection with the acquisitions of vessels. Since the date of our incorporation, we have exercised an option to reacquire two additional container vessels, CMA CGM Seine and Saronikos Bridge (ex CMA CGM Makassar), from an affiliate of Aries Energy and took delivery of the ships in June and July 2005, respectively. Also, in October 2005, contracts were entered into for the purchase of two new products tankers, Stena Compass and Stena Compassion. The Stena Compass was delivered in February 2006 and the Stena Compassion in June 2006. In November 2005, we took delivery of the 2001-built products tanker Chinook. As a result of these acquisitions, our fleet now consists of ten product tankers with an aggregate capacity of approximately 575,325 dwt and five container vessels with an aggregate capacity of approximately 12,509 TEU.  The aggregate purchase price of the three vessels we acquired in 2005 was $103.2 million and the aggregate purchase price of the two vessels we acquired in 2006 was $112.2 million. See note 6 to our consolidated financial statements included in this report.

In February 2008 we entered into a contract for the sale of the Arius and the vessel was delivered to her new owners in June 2008. In March 2008 we entered into contracts for the sale of the MSC Oslo and Energy 1. The vessels were delivered to their new owners in April 2008 and June 2008, respectively. The aggregate net sales price of the three vessels was $61.04 million and we realized a gain of $15.4 million.  Under the terms of our credit facility as described below, we are obligated to reduce the amount outstanding from the current level of $284.8 million to $200.0 million, by disposal of vessels, by August 31, 2008.

In March 2008, we announced that the Board of Directors had initiated a review to evaluate strategic alternatives to enhance shareholder value. After careful consideration of various strategic alternatives, including potential capital raises and the continued execution of the Company’s operating plan, the Board of Directors has concluded its review of strategic alternatives and decided that it is in the best interests of our shareholders to continue execution of the Company's operating plan.

B.           Business Overview

               Our Fleet

                As of December 31, 2007 our fleet consisted of ten products tankers and five container vessels. Our ten products tankers consisted of five double-hulled MR tankers, one of which has a cargo-carrying capacity of 41,450 dwt, one of which has a cargo-carrying capacity of 41,502 dwt and three of which have a cargo-carrying capacity of 38,701 dwt; four double-hulled Panamax tankers, two of which have a cargo-carrying capacity of 73,400 dwt and two of which have a cargo-carrying capacity of 72,750 dwt; and one double-hulled Aframax tanker, which has a cargo-carrying capacity of 83,970 dwt. Our products tankers are designed to transport several different refined petroleum products simultaneously in segregated coated cargo tanks. These cargoes typically include gasoline, jet fuel, kerosene, naphtha and heating oil, as well as edible oils. The average age of our products tankers was approximately 8.5 years as of December 31, 2007. All our products tankers were employed under period charters as of December 31, 2007, with remaining terms ranging from approximately four months to 1.7 years, with the exception of Ostria and Arius, which were operating in the spot market. Our charterers include PDVSA, the state oil company of Venezuela, Deiulemar Compagnia di Navigazione S.p.A./Enel S.p.A., Trafigura Beheer B.V. and the Stena Group.

Our five container vessels ranged in capacity from 1,799 to 2,917 TEU and had an average age of 18.3 years as of December 31, 2007. Container vessels of this size are generally utilized in the North/South trade routes that link Europe and Asia with Latin America, Africa, India, Australia and New Zealand. Our four largest container vessels are also utilized in the East/West trade routes that link Europe with the Far East and the United States. Our smaller container vessel may be employed on the same trade routes or may serve as a feeder vessel trading between hub ports, where larger vessels call, and smaller regional ports. All of our container vessels were employed under time charters as of December 31, 2007, with remaining terms ranging from approximately ten months to 2.7 years. Three of our container vessels are currently chartered to China Shipping Group, Mediterranean Shipping Co. S.A. (“MSC”) and Islamic Republic of Iran Shipping Line (“IRISL”) with the remaining two container vessels currently chartered to CMA CGM S.A.

After our period charters expire, we may employ our vessels under new period charters or in the spot voyage market between period charters, depending on the prevailing market conditions at that time.  Set forth below is summary information concerning our fleet as of December 31, 2007.

Vessel Name	Size	Year Built	Charterer	Charter Expiration	Net Daily Charterhire Rate
Product Tankers
Altius	73,400 dwt	2004	Deiulemar/Enel	June 2009	$14,860
Fortius	73,400 dwt	2004	Deiulemar/Enel	August 2009	$14,860
Nordanvind	38,701 dwt	2001	PDVSA	November 2008	$19,988
Ostria (ex Bora)	38,701 dwt	2000	Spot	Spot	Spot
High Land	41,450 dwt	1992	Trafigura	May 2008	$16,575	(1)
High Rider	41,502 dwt	1991	Trafigura	April 2008	$16,575	(2)
Arius (ex Citius)(3)	83,970 dwt	1986	ST Shipping	Spot	Spot
Stena Compass	72,750 dwt	2006	Stena Group	August 2008	$18,700	(4)(5)
Stena Compassion	72,750 dwt	2006	Stena Group	December 2008	$18,700	(4)(5)
Chinook	38,701 dwt	2001	Stena Group	August 2008	$17,062	(4)

Container Vessels
Saronikos Bridge (ex CMA CGM Makassar)	2,917 TEU	1990	CMA CGM	May 2010	$20,400
CMA CGM Seine	2,917 TEU	1990	CMA CGM	September 2010	$20,400
Energy 1 (ex ANL Energy)(6)	2,438 TEU	1989	IRISL	October 2008	$17,297
MSC OSLO (ex SCI Tej)(6)	2,438 TEU	1989	MSC	March 2009	$15,000
Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	June 2007	$13,956

(1)	In June 2008, the High Land was redelivered under the time charter and is operating in the spot market.

(2)	In March 2008, the High Rider was redelivered under the time charter and is operating in the spot market.

(3)	In February 2008, we reached an agreement to sell the Arius to an unrelated party for net proceeds of $21.6 million. The vessel was delivered to her new owners on June 10, 2008.

(4)	Plus additional income under profitsharing provisions of our charter agreement with Stena Group.

(5)	Bareboat charters.

(6)
In March 2008, we reached an agreement to sell both the Energy 1 and its sister ship, the MSC Oslo, to an unrelated party for net proceeds totalling $39.9 million.  The vessels were delivered to their new owners on June 2, 2008 and April 30, 2008 respectively.

Vessel Charters

Our products tankers and container vessels, except Ostria and High Rider, which are currently operating in the spot market, and with the exception of Arius, MSC Oslo and Energy 1, which were sold and delivered to their new owners in April 2008 and June 2008, are currently committed under period employment agreements with national, regional and international companies. Pursuant to these agreements, known as charterparties, we provide these companies, or charterers, with a vessel and crew at a fixed, per-day rate for a specified term.

The charterers under the time charters referenced below are generally responsible for, among other things, the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods); port charges; costs related to towage, pilotage, mooring expenses at loading and discharging facilities; and certain operating expenses. The charterers are not obligated to pay us charterhire for off-hire days, which include days a vessel is out of service due to, among other things, repairs or drydockings. Under the time charters, we are generally required, among other things, to keep the related vessels seaworthy, to crew and maintain the vessels and to comply with applicable regulations. We are also required to provide protection and indemnity, hull and machinery, war risk and oil pollution insurance cover. Our ship management companies perform these duties for us under the ship management agreements.

Charter periods are typically, at the charterer’s option, subject to (1) extension or reduction by between 15 and 60 days at the end of the final charter period and (2) extension by any amount of time during the charter period that the vessel is off-hire. A vessel is generally considered to be “off-hire” during any period that it is out of service due to damage to or breakdown of the vessel or its equipment or a default or deficiency of its crew. Under certain circumstances our charters may terminate prior to their scheduled termination dates. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria.

Two of our vessels, Altius and Fortius, which are sister ships, are employed under time charters with Deiulemar Compagnia di Navigazione S.p.A (“Deiulemar”), an Italian shipping company, at a daily charter rate of $14,860 per vessel, net of commissions, which commenced in August and June 2004, respectively. Deiulemar has in turn sub-chartered these vessels to Enel.FTL, an Italian energy company partly owned by the Italian state. Under the Deiulemar charterparties, Deiulemar has the option to purchase 50% of each vessel’s equity upon the expiration of the charter for 50% of the difference between $29.5 million and the debt balance on each vessel. If Deiulemar exercises this option, existing vessel technical managers will continue to provide technical management services and Deiulemar will have a right of first refusal for the provision of commercial management services for the purchased vessel or vessels. The time charters with Deiulemar for Altius and Fortius are scheduled to expire in August and June 2009, respectively, subject to the typical adjustments discussed above.

Our vessel Nordanvind is employed under a time charter with PDVSA, S.A. (“PDVSA”), the state oil company of Venezuela. Under the terms of the time charter, which commenced in November 2005, PDVSA is required to pay a daily charter rate of $19,988, net of commissions, until November 2008, subject to the typical adjustments discussed above. In May 2006, we withdrew our sister vessel Ostria from its charter with PDVSA and began marketing the vessel in the spot market.

Two of our vessels, High Land and High Rider, which are sister ships, had been employed since April 2006 under time charters to Trafigura Beheer B.V. (“Trafigura”), a global trading group involved in the trade, transportation, storage and distribution of oil, oil products, minerals and metals. In March 2008, the High Rider was redelivered under the time charter and is operating in the spot market.

On August 1, 2006, our vessel Arius (ex Citius) entered into a new time charter for an initial period of 6 months with ST Shipping and Transportation Inc. (“ST Shipping”), the shipping division of Glencore International A.G., a company based in Switzerland. Glencore International A.G. supplies a range of commodities and raw materials to companies in industries such as automotive, power generation, steel production and food processing. Under the terms of the time charter, ST Shipping was required to pay us a basic hire of $17,550 per day, net of commissions, plus an additional $243.75 net of commissions per day for every oil major approval as and when obtained until three were obtained. The charterer was also required to pay us additional hire equalling 50% of any trading income (revenue less voyage-related expenses) in excess of $18,000 per day. The charter to ST Shipping expired in August 2007. The vessel has been employed in the spot market since redelivery under the charter. The vessel was under the commercial management of ST Shipping from redelivery under their charter until termination of the commercial management agreement in February 2008.  In March 2008 we reached an agreement to sell the vessel for a net price of $21.8 million and realized a gain of $10.1 million. The vessel was delivered to her new owners on June 11, 2008.

Our vessel Chinook, sister ship to the Nordanvind and Ostria, is employed under time charter to the Stena Group for an initial period of 18 months at a daily rate of $17,062.50, net of commissions. This charter commenced on February 20, 2007. The charterer has an option to extend the time charter for a period of twelve months at the same rate subject to the typical adjustments discussed above. The time charter also includes a profitsharing component with a 50% share for the Company, based on any trading income (revenue less voyage-related expenses) in excess of the daily hire, gross of commissions.

Our vessels Saronikos Bridge (ex CMA CGM Makassar) and CMA CGM Seine, which are sister ships, are employed under time charters to CMA CGM S.A. (“CMA CGM”), a worldwide container shipping company based in France. Under the terms of these time charters, CMA CGM is required to pay a daily charter rate of $20,400 per vessel, net of commissions. These five-year time charters commenced in May 2005 and September 2005, respectively, and are subject to the typical adjustments discussed above.

Our vessel Energy 1 (ex ANL Energy) had been employed under time charter to IRISL since October 2006. Under the terms of the charter, IRISL was required to pay us a daily charter rate of $17,297, net of commissions. The charterers exercised their right, in March 2008, to terminate the charter before expiry due to the amount of time the vessel was out of service. The vessel was out of service for a period of 108 days in 2008. The charter was set to expire in October 2008, with the charterer having exercised its option to extend the charter period by 6 months and subject to the typical adjustments discussed above. In March 2008 we entered into an agreement to sell Energy 1 and its sister ship MSC Oslo for net proceeds totalling approximately $40 million and realized a gain of $5.3 million. The vessel was delivered to her new owners on June 2, 2008.

Our vessel MSC OSLO (ex SCI Tej), sister vessel of M/V Energy 1, was employed under time charter to MSC, a privately-owned company founded in 1970, which is the second largest container shipping line in the world.  Under the terms of the time charter, MSC is required to pay us a daily charter rate of $15,000, net of commissions, subject to the typical adjustments discussed above. This time charter commenced on March 8, 2007 and is for two years. As noted above, on March 25, 2008, the Company announced that it has reached an agreement to sell both the Energy 1 and its sister ship, the MSC Oslo, to an unrelated party for net proceeds totaling approximately $40 million and realized a gain of $5.3 million. The vessel was delivered to her new owners on April 30, 2008.

Our vessel Ocean Hope is currently employed under a time charter with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL”), a company within the China Shipping Group, a state-owned Chinese shipping conglomerate. Under the terms of the time charter, CSCL is required to pay a daily charter rate of $13,956, net of commissions. The time charter to CSCL commenced in June 2007 and is scheduled to expire in June 2009, subject to the typical adjustments discussed above.

Our vessels Stena Compass and Stena Compassion are currently employed under bareboat charters with two companies of the Stena Group (Panvictory Ltd. and Panvision Ltd., respectively). Under the terms of the bareboat charters, the Stena Group companies are required to pay a basic daily charter rate of $18,700, there being no commissions. In addition, the Stena Group companies are required to pay an additional hire equal to 30% of the time charter equivalent weighted average hire for each quarter in excess of $24,500 per day. The bareboat charters expire in August 2008 and December 2008, respectively.

The charterers under the bareboat charters referenced above are generally responsible for the running cost of the vessels, which include, among other things, operation, maintenance, insurance (protection and indemnity, hull and machinery, war risk and oil pollution) and repairs, drydocking and crew. Also, charterhire is not subject to deductions for off-hire days under the bareboat charters.

For the periods ended December 31, 2007, 2006, 2005 and 2004, our revenues from products tankers were $64 million, $53 million, $42.9 million and $20.7 million, respectively.  For the periods ended December 31, 2007, 2006, 2005 and 2004, our revenues from container vessels were $35 million, $41.2 million, $33 million and $27.6 million, respectively. These revenues include Deferred Revenue (for which please refer to “Item 5 – Operating and Financial Review and Prospects”). Our fleet did not include any container vessels in 2003.

Fleet Management

Certain of our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers, which were cancellable by us on two months’ prior notice. Eleven of these twelve management agreements with Magnus Carriers were entered into in June 2005 with the last entered into in July 2005. Under these management agreements, Magnus Carriers was responsible for all technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel taxes and other vessel operating activities. Magnus Carriers was also obligated under our management agreements to maintain, at our expense, insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and off-hire insurance.

As compensation for these services, we paid Magnus Carriers an amount equal to the budgeted vessel operating expenses, which we had established jointly with Magnus Carriers. Under our agreements, these initial budgeted vessel operating expenses increased by 3% each year. They were also subject to adjustment every three years. The initial annual management fee was set at $146,000 per vessel and during 2006 and 2007 increased by 3% per annum per vessel. The ship management agreements provided that, if actual total vessel operating expenses exceeded the corresponding budgeted amounts, we and Magnus Carriers agreed to bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which would have been paid solely by us). On the other hand, if actual total vessel operating expenses were less than the corresponding budgeted amounts, we and Magnus Carriers shared the cost savings equally. Vessel operating expenses were payable by us monthly in advance.

On August 31, 2007, notice of termination was delivered to and accepted by Magnus Carriers in relation to the twelve existing ship management agreements between Magnus Carriers and certain vessel-owning subsidiaries.  As of the date of the annual report, we, through our vessel-owning subsidiaries, have entered into new ship management agreements with third-party technical managers for nine of the twelve vessels that had previously been managed by Magnus Carriers.  International Tanker Management Limited (“ITM”), based in Dubai, performs technical management of six of these vessels and Barber Ship Management Singapore Pte Ltd (“Barber”), based in Singapore, performs technical management of three of these vessels.

Under the ITM and Barber management agreements, ITM and Barber are responsible for all technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking and other vessel operating activities. As compensation for these services, we pay ITM and Barber an amount equal to the budgeted vessel operating expenses, which we have established jointly with ITM and Barber. The initial annual management fee is set at $145,000 for two of the vessels and $120,000 for four of the vessels under the ITM management agreements and $105,000 per vessel under the Barber management agreements. Vessel operating expenses are payable by us monthly in advance.

On October 1, 2007, we entered into new commercial management agreements with Magnus Carriers for all the vessels in our fleet (with the exception of the Stena Compass and Stena Compassion). Under these agreements, we use Magnus Carriers and its affiliates non-exclusively for commercial management of all our vessels except Stena Compass and Stena Compassion, which includes finding employment for our vessels and identifying and developing vessel acquisition opportunities that will fit our strategy. Under the terms of the commercial management agreements, Magnus Carriers provides chartering services in accordance with our instructions and we pay Magnus Carriers either 1.25% of any gross charterhire and freight paid to us for new charters or $7,000 per month per vessel where no 1.25% chartering commission is payable. In addition, Magnus Carriers supervises the sale of our vessels and the purchase of additional vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us.

Magnus Carriers had agreed to indemnify us against the consequences of any failure by Magnus Carriers to perform its obligations under the ship management agreements up to an amount equal to ten times the annual management fee. Any indemnification by Magnus Carriers for environmental matters is limited to the insurance and indemnity coverage it is required to maintain for each vessel under its ship management agreement.

In addition, as long as Magnus Carriers performs management services for us, including commercial management services, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Magnus Carriers is an established ship management company that provides ship management services for affiliated companies, such as our company, as well as third parties including commercial banks. Since its inception in 1997, Magnus Carriers has managed more than 50 vessels, including oil tankers, products tankers, LPG tankers, chemical tankers, container vessels, dry bulk carriers and reefer vessels. Magnus Carriers and its affiliates have offices in Athens, Greece and London, England and have 30 land-based administrative employees.

ITM, based in Dubai, and Barber Ship Management Singapore Pte Ltd (“Barber”), based in Singapore, are companies within the Wilhelmsen Group, a global provider of various services to the shipping industry and one of the largest technical ship management service providers worldwide.

Crewing and Employees

As of December 31, 2007, our wholly-owned subsidiary, AMT Management Ltd., employed 6 employees, all of whom are shore-based. Magnus Carriers ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that our vessels employ experienced and competent personnel.

All of the employees of Magnus Carriers are subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards. We have not had any labor interruptions with our employees under this collective bargaining agreement. Our other ship management service providers operate on a similar basis.

Environmental and Other Regulations

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

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators, and oil companies. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our fleet. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

In recent periods, heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all ships and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. The providers of technical management services to us are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments (the “MARPOL Convention”). The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. The IMO adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single-hulled tankers and more stringent inspection requirements, including, in part, that:

•
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

•	tankers 30 years old or older must be of double-hulled construction or mid-deck design with double sided construction; and

•	all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hulled construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers.  At that time, these regulations required the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state administration may allow for some newer single-hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery.  Any port state, however, may deny entry of those single-hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single-hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil.  Under the revised regulation, single-hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year

Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982

Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

and
Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier; 2005 for ships delivered after April 5, 1977 but before January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase-out date set forth in the above schedule.  Under regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulation 13G and 13H, as described below, certain Category 2 and 3 tankers fitted with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single-hull oil tankers that are allowed to operate under any of the flag state exemptions.

The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for tankers that have been converted.  Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

•	the oil tanker conversion was completed before July 6, 1996;

•
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of the MARPOL Convention applicable at the date of completion of the major conversion; and

•
the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with the MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO.  The new regulation bans the carriage of HGO in single-hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single-hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;

•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s;

•	bitumen, tar and their emulsions.

Under regulation 13H, the flag state administration may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state administration may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Any port state, however, can deny entry of single-hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to Regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of “heavy grade oil” that will broaden the scope of regulation 21.  On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, which keel is laid on or after February 1, 2008.

Air Emissions

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004, and took effect May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI regulations pertaining to nitrogen oxide emissions apply to diesel engines on vessels built on or after January 1, 2000 or diesel engines undergoing major conversion after such date. We believe that all our vessels comply with Annex VI in all material respects as of its effective date. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards.  The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems.  On June 28, 2007, the World Shipping Council announced its support for these amendments.  If these amendments are implemented, we may incur costs to comply with the proposed standards.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that Magnus Carriers and our other ship management companies have all material requisite documents of compliance for their offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. Magnus Carriers and our other ship management companies will be required to review these documents of compliance and safety management certificates annually.

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

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.8 million plus $955.3 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $136.0 million. As the Convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 22, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

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

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

•	loss of profits or impairment of earning capacity due to injury, destruction or loss of real property, personal property and natural resources; and

•	loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation).  Amendments to OPA signed into law in July 2006 increased the OPA liability limits to the greater of $1,900 per gross ton or $16.0 million per double-hull tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation).  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, including adjacent waters, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

Although OPA is primarily directed at oil tankers, it also applies to non-tanker vessels, such as container vessels, with respect to the fuel carried on board. OPA limits the liability of non-tanker owners to the greater of $600 per gross ton or $500,000 per discharge, which may be adjusted periodically for inflation.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the gross negligence or wilful misconduct of the responsible party or the responsible party’s agent or employee or any person acting in a contractual relationship with the responsible party. In addition, these limits do not apply if the responsible party or the responsible party’s agent or employee or any person acting in a contractual relationship with the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under other laws, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has adopted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, combining the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in the amounts that reflect the higher limits of liability imposed by the July amendments to OPA, as described above.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum strict liability under OPA and CERCLA. Magnus Carriers has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

Magnus Carriers and the Stena Group companies managing Stena Compass and Stena Compassion have arranged insurance for our tankers with pollution liability insurance in the amount of $1 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business and on the ship management companies’ business, which could impair their ability to manage our vessels.

Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. All of the tankers in our fleet have double hulls.

OPA also amended the Federal Water Pollution Control Act to require that owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard-approved plans. These response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA. The U.S. Coast Guard has announced that it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Under the management agreements, Magnus Carriers and our other ship management companies are responsible for ensuring our vessels comply with any such additional regulations.

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

Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the “CAA”), requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  Although the EPA has indicated that it will appeal this decision, if the exemption is repealed, we may be subject to CWA permit requirements that may include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures that may restrict our vessels from entering U.S. ports.  We cannot assure you that any costs associated with compliance with the CWA’s permitting requirements will not be material to our results of operations.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports.  The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.  These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard.  (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for cleanup costs under applicable laws.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere.  According to the IMO’s study of greenhouse gases emissions from the global shipping fleet, greenhouse gases emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented.  Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

European Union Tanker Restrictions

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

All of the tankers in our fleet are double hulled; however, because of certain age restrictions and requirements set forth in the regulations described above, High Land and High Rider and the Arius (ex Citius) are subject to certain restrictions in trading.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there has been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the Convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history including name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Risk of Loss and Insurance

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990, or OPA, which imposes virtually unlimited liability upon owners, operators and charterers of any vessel trading in the United States’ exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

Protection and indemnity insurance, which covers our third-party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations. This insurance covers third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that compose the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the International Group.

Inspection by a Classification Society

Our vessels have been certified as being “in class” by either Nippon Kaijori Kyokai Corp., Lloyds Register of Shipping, Bureau Veritas, Germanischer Lloyd or Det Norske Veritas, each of which is a member of the International Association of Classification Societies. Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

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

C.           Organizational Structure

Aries Maritime Transport Limited is the sole owner of all outstanding shares of the subsidiaries listed in note 1 of our consolidated financial statements included in this report.

D.           Properties, Plants and Equipment

We lease office space in Athens, Greece, from Domina Petridou O.E., which is owned by Mons S. Bolin, our President and Chief Executive Officer, and Domina Petridou. In November 2005 we entered into a ten-year lease agreement with the landowner. In October 2007 we entered into an additional nine-year lease agreement with the landowner. See note 17 to our audited consolidated financial statements included in this report.  We refer you to “Our Fleet” above in this item for a discussion of our vessels.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated and predecessor combined carve-out financial statements, which we call our consolidated and combined financial statements, and the related notes, and the other financial and other information included in this document. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this document. Reference in the following discussion to “our” and “ us” and “the Company” refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

General

We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly-owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary’s prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

The combined financial statements for the year ended 2005 included in this document have been carved out of the consolidated financial statements of Aries Energy, which owned and operated seven products tankers and five container vessels during the year ended December 31, 2004. Results have been included from the respective dates that the vessel-owning subsidiaries came under the control of the shareholders of Aries Energy. Aries Energy’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results. From March 17, 2005, the consolidated financial statements reflect the consolidated results of Aries Maritime.

       We were not in compliance with the interest coverage ratio financial covenant with respect to our long-term debt as at December 31, 2006 and 2007 and for each of the quarters during 2007. The lenders provided a relaxation of the covenant for each of the periods from December 31, 2006 through to and including September 30, 2008. As a result we have had to pay an increased margin of 1.75% on our long-term debt and will continue to do so until the end of the relaxation period. Additionally, as part of the relaxation received for December 31, 2007, we are required to meet certain conditions including a reduction of the outstanding borrowings under the credit facility from the level of $284.8 million to $200 million, by disposal of vessels, by August 31, 2008 or in the event that such disposal of vessels is not completed by August 31, 2008, the lenders may extend until September 30, 2008 subject to legally binding contract(s) for sale having been executed.  If these conditions are not met, or if we do not meet the financial covenants subsequent to August 31, 2008, absent any further relaxation from the lenders, then the lenders have the ability to demand repayment of outstanding borrowings.  This debt is reflected as current due to the high degree of uncertainty surrounding the Company's ability to meet its existing financial covenants in future periods.  While the consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations, the conditions and events described above raise substantial doubt about our ability to continue as a going concern.

We believe that we will meet the lender’s requirement to reduce our outstanding borrowings to $200 million by August 31, 2008. As of June 25, 2008 we have sold the vessels Arius, Energy 1 and Oslo and reduced the outstanding borrowings to $223.7 million and expect to sell one or more vessels by August 2008. We also expect to reduce our operating expenses following the transition away from Magnus Carriers to third party technical managers.  However, there is no assurance that will be successful in achieving these objectives.

The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute the sale of the vessels and to continue to improve the performance of the Company, which includes achieving profitable operations in the future, and the continued support of its shareholders and its lenders.

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

We exercised an option to re-acquire the Makassar and the Seine shortly after the closing of the initial public offering and took delivery of these ships in June and July 2005, respectively. In October 2005, contracts were entered into for the purchase of two new products tankers -- two 72,750 dwt vessels, Stena Compass and Stena Compassion. The Stena Compass was delivered in February 2006. The Stena Compassion was delivered in June 2006. In November 2005, we took delivery of the 2001- built products tanker Chinook. As a result of these acquisitions, our fleet consisted of eight products tankers and five container vessels as of December 31, 2005 and ten products tankers and five container vessels as of December 31, 2006.  We did not purchase or sell any vessels in 2007.

In March 2008, we announced that we entered into contracts for the sale of the Aframax products tanker Arius and the sister ships, Energy 1 and MSC Oslo. The vessels were sold and delivered to their new owners in April and June 2008, respectively, for net sales proceeds of $61.04 million, which were used to reduce outstanding borrowings under the fully revolving credit facility. The sale of the three vessels resulted in a gain of $15.4 million.

The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and oil products and container transportation services.

Lack of Historical Operating Data for Vessels Before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our products tankers and container vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of  our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter rates and periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives and

•	financing costs related to our indebtedness, which totaled $284.8 million at December 31, 2007.

You should read the following discussion together with the information contained in the table of vessel information under “Item 4 — Information on the Company — Business Overview — Our Fleet.” The net daily charter hire rates detailed in that table under “Net Daily charter hire Rate” are fixed rates and all detailed vessels, except Ostria, Arius and High Rider, which are currently operating in the spot market, are employed under period charters. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated.

Our strategy is to employ vessels on period charters in order to generate stable cash flow over a period of time. For the year ended December 31, 2007, eleven of our fifteen vessels were employed on period charters and, with the exception of the Stena Compass and Stena Compassion, are employed on time charters. The Stena Compass and Stena Compassion charters are bareboat charters. The average remaining term under our existing period charters on our fleet was 1.2 years, as of December 31, 2007, with 30% of the charter parties for our products tankers containing profitsharing arrangements. The Ostria and Arius were not employed on period charter as of December 31, 2007.

Our policy is to carry loss-of-hire insurance, which will provide the equivalent of the charter rate on the vessel in the event that a vessel is off-hire for more than 14 days up to a maximum of 60 days. The total loss-of-hire insurance recognized during the year ended December 31, 2007 was $1.23 million and is included in revenues.

The daily net charter hire under our existing charter agreements is increased by any profit sharing and by the amortization of the deferred revenue associated with our assumption of charters when acquiring certain vessels. The total profit sharing earned during the year ended December 31, 2007 was $1.68 million. The total deferred revenue amortization in respect of the relevant vessels was $6 million during the year ended December 31, 2007. The recognition of deferred revenue will only continue for the duration of the charters assumed with the acquisition of the relevant vessels.

Vessels typically operate for 360 days per year, which is a level commonly used as an industry average. The five days of non-operation per year are to provide for time spent in drydock and off-hire time. Should a vessel be operational for 355 days, instead of 360 days, in any year, charter hire income from that vessel would decrease by 1.4% in that year. We earned revenues, excluding deferred revenue, of $93.4 million in the year ended December 31, 2007. An average 1.4% decrease in charter hire income for the vessels then comprising our fleet would have resulted in a decrease of revenues by $1.3 million to $92.1 million.

The management of twelve of our vessels was historically performed by Magnus Carriers. Since September 2007 the management of those vessels has been transferred to third-party managers. See “Technical and Commercial Management of our Fleet” in “Item 5 – Operating and Financial Review and Prospects.” The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, drydocking and special survey costs, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Revenues

At December 31, 2007, all our revenues were derived from the time, bareboat and voyage charters of our ten products tankers and five container vessels. Our vessels were chartered to reputable charterers with remaining periods ranging from approximately 0.1 to 2.4 years, with an average of approximately 1.2 years as of December 31, 2007. Our vessels have been employed with these charterers for periods ranging from 8 months to 4.2 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

Our revenues for the period ended December 31, 2007 reflect the operation of ten products tankers and five container vessels for the entire year. During the year ended December 31, 2007, the products tanker Ostria recorded 204 non-revenue days due to repairs and vessel upgrades. Non-revenue days are defined as the days the vessel was in our possession, but off-hire or out of service and not earning charter hire. In addition, certain of our vessels were out of service due to scheduled drydocking and special survey, upgradings and preventative maintenance works for total of 346 days.

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

Commissions

Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charter hire rate. We are currently paying chartering commissions ranging from 1.25% to 6.50%, with an average of 1.98%.  Commissions paid to related parties during the year ended December 31, 2007 were 1.25%. We do not pay chartering commissions for vessels on bareboat charters.

Voyage Expenses

Voyage expenses are incurred due to a vessel’s traveling from a loading port to a discharging port, to repair facilities or on a repositioning voyage, and include fuel (bunkers) cost, port expenses, agent’s fees, canal dues and extra war risk insurance. Typically, under period charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

General & Administrative Expenses

These expenses include executive and director compensation, audit fees, liability insurance premium and company administration costs.

Gain on Disposal of Vessels

Gain on disposal of vessels is the difference between the net proceeds received from the sale of vessels and their net book value at the date of sale.

Vessel Operating Expenses

Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, which are included in “voyage expenses.”

Certain vessel operating expenses are higher during the initial period of a vessel’s operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and drydocking Costs

Special survey and drydocking costs incurred are deferred and amortized over a period of five and two-and-one-half years, respectively, which reflects the period between each required special survey and minimum period between each drydocking.

Interest Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives

At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of operations.

Foreign Exchange Rates

Foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk. See below under “Results of Operations – Foreign Exchange Rates.”

Technical and Commercial Management of Our Fleet

In June and July 2005 twelve of our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers, a related party, to provide primarily for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities. These ship management agreements were cancellable by the vessel-owning subsidiaries with two months’ notice, while Magnus Carriers had no such option.

Under the ship management agreements, we paid Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we had established jointly with Magnus Carriers and which ranged from $4,400 to $5,100 per vessel per day initially. The budgeted initial total vessel operating expenses, which included the management fees paid to Magnus Carriers of $146,000 per annum per vessel initially, increased by 3% annually and were subject to adjustment every three years.  The ship management agreements provided that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers agreed to bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which would have been paid solely by us). If the actual total vessel operating expenses were less than the corresponding budgeted amounts, we and Magnus Carriers shared the cost savings equally.

Magnus Carriers had agreed to indemnify us against the consequences of any failure by Magnus Carriers to perform its obligations under the ship management agreements up to an amount equal to ten times the annual management fee. Any indemnification by Magnus Carriers for environmental matters was limited to the insurance and indemnity coverage it was required to maintain for each vessel under its ship management agreement.

On August 31, 2007, notice of termination was delivered to and accepted by Magnus Carriers in relation to the twelve existing ship management agreements. As a result of the termination, we received a termination payment from Magnus Carriers of $5 million, of which $2.5 million was received during the year ended December 31, 2007 and the remaining $2.5 million was received in 2008.

On September 7, 2007, six vessel-owning subsidiaries entered into new technical ship management agreements with International Tanker Management Limited (“ITM”), based in Dubai, relating to the M/T Altius, Fortius, High Land, High Rider, Ostria, and Arius, which are cancellable by either party with two month’s notice.

On October 1, 2007, we entered into new commercial management agreements with Magnus Carriers for all the vessels in our fleet (with the exception of the Stena Compass and Stena Compassion). Under these agreements, we use Magnus Carriers and its affiliates non-exclusively for commercial management of all our vessels except Stena Compass and Stena Compassion, which includes finding employment for our vessels and identifying and developing vessel acquisition opportunities that will fit our strategy. Under the terms of the ship management agreements, Magnus Carriers provides chartering services in accordance with our instructions and we pay Magnus Carriers either 1.25% of any gross charter hire and freight paid to us for new charters or $7,000 per month per vessel where no 1.25% chartering commission is payable. In addition, Magnus Carriers supervises the sale of our vessels and the purchase of additional vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us.

In addition, as long as Magnus Carriers performs management services, including commercial management services, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

On November 29, 2007, the vessel-owning company of M/V Ocean Hope entered into an annual technical ship management agreement with Barber Ship Management Singapore Pte Ltd, or Barber, which is cancellable by either party with two months’ notice.

On January 9, 2008, the vessel owning company of M/V Saronikos Bridge entered into an annual technical ship management agreement with Barber, which is cancellable by either party with two months’ notice.

On January 23, 2008, the vessel owning company of M/V CMA CGM Seine entered into an annual technical ship management agreement with Barber, which is cancellable by either party with two months’ notice.

Under the ITM and Barber management agreements, ITM and Barber are responsible for all technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking and other vessel operating activities. As compensation for these services, we pay ITM and Barber an amount equal to the budgeted vessel operating expenses, which we have established jointly with ITM and Barber. The initial annual management fee is set at $145,000 for two of the vessels and $120,000 for four of the vessels under the ITM management agreements and $105,000 per vessel under the Barber management agreements. Vessel operating expenses are payable by us monthly in advance.

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies see Note 2 to our consolidated financial statements included herein.

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

Depreciation

Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful life, which is estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies and it represents the most reasonable useful life for each of the vessels. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel’s useful life is adjusted to end at the date such regulations become effective.

In the year ended December 31, 2007, a one-year reduction in useful life would increase our total depreciation charge by $3.7 million.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel’s carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Drydocking and Special Survey Costs

Our vessels are required to be drydocked every 30 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

We capitalize the costs associated with drydockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between drydockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

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

The operating results of voyages in progress at a reporting date are estimated and recognized pro rata on a per day basis.

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

Results of Operations

For the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenues

Total revenues increased by approximately 5.5% to $99.4 million in the year ended December 31, 2007 compared to $94.2 million in the year ended December 31, 2006. This increase is primarily attributable to the growth of the Company’s fleet (we acquired two products tankers, Stena Compass and Stena Compassion, during 2006) and increase in operating days. out of service and off-hire time for certain vessels, primarily the products tanker Ostria, during the year ended December 31, 2007, partially offset the increase in revenue.

During the year ended December 31, 2007, vessel-operating days totalled 5,475 compared to total vessel-operating days of 5,265 for the year ended December 31, 2006. The Company defines operating days as the total days the vessels were in the Company’s possession for the relevant period. Actual revenue days during the year ended December 31, 2007 were 5,129 days compared to 4,485 days for the year ended December 31, 2006. The Company defines revenue days as the total days the vessels were not off-hire or out of service.

Of the total revenue earned by our vessels during the year ended December 31, 2007, 65% (2006: 56%) was earned by our products tankers and 35% (2006: 44%) by our container vessels.

We have recognized $6 million of deferred revenue during the year ended December 31, 2007 compared to $10.7 million during the year ended December 31, 2006, as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters were at set charter rates, which were less than market rates at the date of the vessels’ acquisition.

Commissions

Chartering commissions increased by approximately 43% to $2 million in the year ended December 31, 2007 compared to $1.4 million in the year ended December 31, 2006. This increase is primarily due to the aggregate effect of an increase in revenue days and increased number of commissions paid to Magnus Carriers as a result of new period charters and voyage charters.

Voyage Expenses

Voyage expenses increased by approximately 24% to $5.1 million in the year ended December 31, 2007 compared to $4.1 million in the year ended December 31, 2006. This increase is primarily due to the aggregate effect of increased incurrence of such costs due to a higher number of voyage charters being undertaken and costs incurred by certain vessels traveling to repair facilities and increased fuel costs during the year ended December 31, 2007.

Vessel Operating Expenses

Vessel operating expenses increased by approximately 18% to $32.1 million during the year ended December 31, 2007 compared to $27.1 million during the year ended December 31, 2006. This increase is mainly attributable to the greater number of operating days during the year ended December 31, 2007 and higher average fleet running costs partially offset by Magnus Carriers’ contribution under the budget variance sharing arrangement under the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. The Magnus Carriers contribution to vessel operating expenses totaled $6.1 million during the year ended December 31, 2007. Excluding the Magnus Carriers contribution, vessel operating expenses were $38.2 million for the year ended December 31, 2007 compared to $31.6 million for the year ended December 31, 2006.

Of the total vessel operating expenses during the year ended December 31, 2007, 61% was incurred by our products tankers and 39% by our container vessels.

General & Administrative Expenses

General and administrative expenses increased by approximately 36% to $5.7 million in the year ended December 31, 2007 compared to $4.2 million in the year ended December 31, 2006.  This increase is primarily due to higher audit costs and compensation costs related to restricted stock grants.

Depreciation and Amortization

Depreciation increased by approximately 4% to $30.7 million during the year ended December 31, 2007 compared to $29.4 million during the year ended December 31, 2006. Amortization of drydocking and special survey costs increased by 42% to $5.1 million in the year ended December 31, 2007 compared to $3.6 million in the year ended December 31, 2006. These increases are primarily due to the growth of the Company’s fleet and consequent increase in operating days during the year ended December 31, 2007 as well as higher drydocking and special survey expenses.

Management Fees to Related Party

Management fees paid to Magnus Carriers remained at $1.8 million in the year ended December 31, 2007 compared to the year ended December 31, 2006.

Interest Expense

Total interest expense increased by approximately 15% to $21.9 million during the year ended December 31, 2007 compared to $19 million during the year ended December 31, 2006. Interest expense on loans increased by approximately 24% to $20.2 million, compared to $16.3 million for the year ended December 31, 2006. This increase is primarily due to the growth of the Company’s fleet and associated increase in debt and financing days. In addition, as a result of the relaxed interest rate covenants described below under “Liquidity and Capital Resources – Indebtedness,” we paid an increased margin of 1.75% on amounts drawn under the credit facility. Interest expense relating to amortization of deferred financing costs decreased by approximately 19% to $1.3 million during the year ended December 31, 2007 compared to $1.6 million during the year ended December 31, 2006.

Interest Rate Swaps

The marking to market of our seven interest rate swaps in effect as of December 31, 2007 resulted in an unrealized loss of $4.1 million, compared to an unrealized loss for the year ended December 31, 2006 of $1.8 million, due to the change in fair value over the period.  We had three interest rate swaps in place as of December 31, 2005 for a notional amount of $46.67 million each, with a termination date of March 6, 2009, under which we pay a maximum fixed rate of 4.88%.  In April 2006, one of these identical swaps was cancelled with a settlement in our favor of $0.49 million. The marking to market valuation of this set of two swaps as at December 31, 2007 resulted in a liability for the Company of $0.57 million. On July 5, 2006, we entered into five additional swaps for a notional amount of $20 million each with a termination date of April 4, 2011, under which we pay a maximum fixed rate of 5.63%. The marking to market valuation of this set of five interest rate swaps as at December 31, 2007 resulted in a liability of $5.37 million.

Foreign Exchange Rates

During the year ended December 31, 2007, a charge of $0.3 million was recorded due to adverse movement in foreign exchange rates. Foreign exchange differences are included in General & Administrative Expenses.

 Net Income (loss)

Net loss was $8.7 million in the year ended December 31, 2007 compared to $2.2 million net income in the year ended December 31, 2006. This decrease is primarily due to higher fleet running costs, increased voyage expenses, as well as the increased depreciation and amortization charges, and the adverse change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company’s exposure to US interest rates on its debt.

For the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenues

Total revenues increased by approximately 24% to $94.2 million in the year ended December 31, 2006 compared to $75.9 million in the year ended December 31, 2005. This increase is primarily attributable to the growth of the Company’s fleet (we acquired two products tankers, Stena Compass and Stena Compassion), and increase in operating days and certain vessels commencing period charters at higher rates of charter hire during the year ended December 31, 2006. Out-of-service and off-hire time for certain vessels, primarily the products tankers Citius, now named Arius, and Bora, now named Ostria, during the year ended December 31, 2006, partially offset the increase in revenue.

During the year ended December 31, 2006, vessel-operating days totalled 5,265 compared to total vessel-operating days of 4,042 for the year ended December 31, 2005. The Company defines operating days as the total days the vessels were in the Company’s possession for the relevant period. Actual revenue days during the year ended December 31, 2006 were 4,485 days compared to 3,998 days for the year ended December 31, 2005. The Company defines revenue days as the total days the vessels were not off-hire or out of service.

Of the total revenue earned by our vessels during the year ended December 31, 2006, 56% was earned by our products tankers and 44% by our container vessels. Of the total revenue earned by our vessels during the year ended December 31, 2005, 57% was earned by our products tankers and 43% by our container vessels.

 We have recognized $11.7 million of deferred revenue during the year ended December 31, 2006 compared to $9.3 million during the year ended December 31, 2005, as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters were at set charter rates, which were less than market rates at the date of the vessels’ acquisition.

 Commissions

Chartering commissions increased by approximately 8% to $1.4 million in the year ended December 31, 2006 compared to $1.3 million in the year ended December 31, 2005. This increase is primarily due to the aggregate effect of an increase in operating days.

Voyage Expenses

Voyage expenses increased by approximately 1,950% to $4.1 million in the year ended December 31, 2006 compared to $0.2 million in the year ended December 31, 2005. This increase is primarily due to the costs incurred by certain vessels travelling on voyage charters and to repair facilities during the year ended December 31, 2006. During the year ended December 31, 2005, all vessels were employed on time charters, under which the charterers are responsible for voyage expenses.

Vessel operating expenses

Vessel operating expenses increased by approximately 52% to $27.1 million during the year ended December 31, 2006 compared to $17.8 million during the year ended December 31, 2005. This increase is mainly attributable to the greater number of operating days during the year ended December 31, 2006 and higher average fleet running costs partially offset by Magnus Carriers’ contribution under the budget variance sharing arrangement within the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Magnus Carriers managed vessel operating expenses for the year ended December 31, 2006 were budgeted at $18 million.  Excluding this budget variance sharing arrangement, vessel operating expenses were $31.6 million for the year ended December 31, 2006 compared to $18.7 million for the year ended December 31, 2005.

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

Depreciation and Amortization

Depreciation increased by approximately 52% to $29.4 million during the year ended December 31, 2006 compared to $19.4 million during the year ended December 31, 2005. Amortization of drydocking and special survey costs increased by 84% to $3.5 million in the year ended December 31, 2006 compared to $1.9 million in the year ended December 31, 2005. These increases are primarily due to the growth of the Company’s fleet and increase in operating days during the year ended December 31, 2006 as well as higher drydocking and special survey expenses.

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

Interest Expense

Total interest expense increased by approximately 1% to $19 million during the year ended December 31, 2006 compared to $18.8 million during the year ended December 31, 2005. Interest expense on loans increased by approximately 81% to $16.3 million, compared to $9.0 million for the year ended December 31, 2005. This increase is primarily due to the growth of the Company’s fleet and associated increase in debt and financing days. Interest expense relating to amortization of deferred financing costs and debt discount decreased by approximately 83% to $1.6 million during the year ended December 31, 2006 compared to $9.2 million during the year ended December 31, 2005. During the year ended December 31, 2005, amortization of debt discount as a result of refinancing was $7.6 million. Debt discount was fully amortized during the year ended December 31, 2005. Interest expense incurred from discounting the deferred revenue expense increased by approximately 150% to $1 million during the year ended December 31, 2006, compared to $0.4 million during the year ended December 31, 2005. This increase is primarily due to the increase in deferred revenue amortization.

Interest Rate Swaps

The marking to market of our seven interest rate swaps in effect as of December 31, 2006 resulted in an unrealized loss of $1.8 million compared to an unrealized gain for the year ended December 31, 2005 of $0.95 million, due to the change in fair value over the period.  We had three interest rate swaps in place as of December 31, 2005.  In April 2006, one of these identical swaps was cancelled with a settlement in our favor of $0.49 million.  On July 5, 2006, we entered into five additional swaps for a total notional amount of $100 million.  Our seven interest rate swaps comprise two sets of swaps.  We entered into a set of five interest rate swaps with a termination date of April 4, 2011 for a notional amount of $20 million each, under which we pay a maximum fixed rate of 5.63%.  The marking to market valuation of this set of five interest rate swaps as at December 31, 2006 resulted in an unrealized loss of $2.5 million.  We also entered into a set of two swaps with a termination date of March 6, 2009 for a notional amount of $46.67 million each, under which we pay a maximum fixed rate of 4.88%.  The marking to market valuation of this set of two swaps as at December 31, 2006 resulted in an unrealized gain for the Company of $0.67 million.

Foreign Exchange Rates

During the year ended December 31, 2006, a charge of $0.4 million was recorded due to adverse movement in foreign exchange rates. Foreign exchange differences are included in General & Administrative Expenses.

Net Income

Net income was $2.2 million in the year ended December 31, 2006, compared to $14.8 million in the year ended December 31, 2005, a decrease of 85%. This decrease is primarily due to the greater number of out of service and off-hire days, higher fleet running costs, increased voyage expenses as fuel and port dues were incurred in connection with certain vessels on voyage charters and travelling to repair yards, costs associated with operating as a publicly traded company, as well as the increased depreciation and amortization charges, and the adverse change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company’s exposure to US interest rates on its debt.

B.           Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. As of December 31, 2007 our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our fully revolving credit facility agreement, (5) maintenance of cash reserves to provide for contingencies and (6) payment of dividends.

As of December 31, 2007 we had a working capital deficit of $291.8 million, including the total of our outstanding borrowings of $284.8 million under our fully revolving credit facility. As further explained below under “Indebtedness”, we were not in compliance with the interest coverage ratio financial covenant with respect to our long-term debt as at December 31, 2006 and 2007 and for each of the quarters during 2007. The lenders provided a relaxation of the covenant for each of the periods from December 31, 2006 through to and including September 30, 2008.  as a result of which we are obligated to reduce the outstanding borrowings under the credit facility from the level of $284.8 million to $200 million, by entering into contracts for the sale of additional vessels by August 31, 2008.  In the event that such disposal of vessels is not completed by August 31, 2008, the lenders may extend the compliance date to September 30, 2008, subject to legally binding contracts for the sale being executed by August 31, 2008. In June 2008 we completed the sale of three vessels, which reduced our outstanding borrowings to $223.7 million, and expect  to sell one or more vessels by August 31, 2008.  If these conditions are not met, or if we do not meet the financial covenants in the foreseeable future, absent any further relaxation from the lenders, then the lenders have the ability to demand repayment of outstanding borrowings. This debt is reflected as current due to the high degree of uncertainty surrounding the Company's ability to meet its existing financial covenants in future periods.  While the consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations, the conditions and events described above raise substantial doubt about our ability to continue as a going concern.

In March 2008, our board of directors, pursuant to the condition set by our lenders for the relaxation of the interest rate covenant under our credit facility (as further explained below under “Indebtedness”), temporarily suspended payment of quarterly dividends with effect from the dividend in respect of the fourth quarter of 2007. In May 2008, the Company resumed distribution of quarterly dividends beginning with a dividend of $0.10 per share in respect of the first quarter of 2008.

We believe that we will meet the lender’s requirement to reduce our outstanding borrowings to $200 million by August 31, 2008. As of June 25, 2008 we have sold the vessels Arius, Energy 1 and Oslo and reduced the outstanding borrowings to $223.7 million and expect to sell one or more vessels by August 2008. We also expect to reduce our operating expenses following the transition away from Magnus Carriers to third party technical managers.  However, there is no assurance that will be successful in achieving these objectives.

Assuming that we are successful in entering into contracts for the disposition of further vessels for net proceeds of $23.7 million or more by August 31, 2008, and comply with the financial covenants of our credit facility, we believe that our anticipated cash flows and the availability of funds under our fully revolving credit facility will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.   However, we may be unable to reduce the amount outstanding under our credit facility to $200 million by the sale of vessels by August 31, 2008 or comply with all the financial covenants of our credit facility and, as a result, we may be in breach of our credit facility.  If our lenders declare an event of default under our credit facility, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.  Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern.  We believe that the actions presently being taken to further implement our business plan, to sell one or more vessels and generate revenues, will provide the opportunity for us to continue as a going concern.  However, there is a material uncertainty related to events or conditions that raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.  See Note 1 to our consolidated financial statements.

Our longer-term liquidity requirements include repayment of the outstanding debt under our fully revolving credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our fully revolving credit facility matures in April 2011.  For further information on our fully revolving credit facility please read “Indebtedness” below.

 Cash Flows

As of December 31, 2007, 2006 and 2005, we had cash balances of $12.4 million, $11.6 million and $19.2 million, respectively.

For the year ended December 31, 2007, our net cash provided by operating activities was $17.6 million compared to $24.2 million during the year ended December 31, 2006, a decrease of 27%. This decrease was primarily due to changes in working capital and a net loss of $8.7 million for the year ended December 31, 2007 compared to a net income of $2.2 million for the year ended December 31, 2006.

For the year ended December 31, 2007, our net cash used in investing activities was $0.2 million compared to $101.8 million in the year ended December 31, 2006, a decrease of 98%.  This decrease was primarily due to no new vessel acquisitions during the year ended December 31, 2007.

In the year ended December 31, 2007, our net cash used in financing activities was $14.7 million compared to our net cash provided by financing activities of $69.96 million in the year ended December 31, 2006.

For the year ended December 31, 2006, our net cash provided by operating activities was $24.2 million compared to $36.97 million during the year ended December 31, 2005, a decrease of 34.5%.  This decrease was primarily due to an increase of drydocking and special survey costs which were $15.1 million during the year ended December 31, 2006 compared to $1.9 million during the year ended December 31, 2005.

For the year ended December 31, 2006, our net cash used in investing activities was $101.8 million compared to $114 million in the year ended December 31, 2005, a decrease of 11%.  This decrease was primarily due to lower expenditure on vessel acquisitions during the year ended December 31, 2006.

In the year ended December 31, 2006, our net cash provided by financing activities was $69.96 million compared to $90.9 million in the year ended December 31, 2005, a decrease of 23%.  This decrease was primarily due to lower proceeds from the issuance of long-term debt and higher dividend payments.

In each of these years, our investing activities primarily related to funding our investments in our vessels. During the year ended December 31, 2006, we purchased two vessels compared with the year ended December 31, 2005, during which we purchased three vessels and the year ended December 31, 2004, during which we purchased eight vessels.

The net cash used in financing activities, in the year ended December 31, 2007, related primarily to dividend payments.

The net cash provided by financing activities in the year ended December 31, 2006 related primarily to drawings under our fully revolving credit facility, which was used to (i) refinance our old $140 million drawn term loan; (ii) refinance our old revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the Stena Compass; and (iii) complete the purchase of the Stena Compassion.

Indebtedness

We had short-term debt outstanding of $284.8 million at December 31, 2007 compared to long-term debt outstanding of $284.8 million at December 31, 2006 and $183.8 million at December 31, 2005.  As explained in the “Overview” in “Liquidity and Capital Resourses,” we are obligated under the interest coverage ratio covenant relaxation granted by our lenders in March 2008, which was extended in June 2008, to reduce the outstanding borrowings under the credit facility from the level of $284.8 million to $200 million, funded by entering into contracts for the sale of additional vessels by August 31, 2008.  In June 2008 we completed the sale of three vessels, which reduced our outstanding borrowings to $223.7 million, and expect to enter into contracts for the sale of one or more vessels by August 31, 2008 and to be in compliance with our obligation to reduce our outstanding borrowings to $200 million.

                 As of December 31, 2007, borrowings under our fully revolving credit facility bore an annual interest rate, including the margin, of 6.96%.

We use interest rate swaps to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure” below.

We entered into a $360 million fully revolving credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers. We used the fully revolving credit facility to (i) refinance our old $140 million drawn term loan; (ii) refinance our old revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the Stena Compass; and (iii) to complete the purchase of the Stena Compassion. The fully revolving credit facility has a five-year term and is subject to fixed reductions during the five years. The other main terms and conditions of the fully revolving credit facility are as follows:

Borrowings under the fully revolving credit facility can be used to fund the purchase price (and, with respect to newbuildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

•	each vessel must be double-hulled crude or products tanker or container vessel;

•	each vessel must be aged 8 years or less, or such other age as may be agreed by the lenders, at the time of acquisition;

•	each vessel’s purchase price may not exceed its fair market value;

•
each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

The fully revolving credit facility may also be used to the extent of $5.0 million for general corporate purposes. As of  December 31, 2007 this amount remains undrawn.

Under the original terms of the fully revolving credit facility, for the first thirty months of the facility, if the total amount borrowed under the facility exceeds 65% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases.  We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 65% of the fair market value of the collateral vessels.  For the second thirty months of the fully revolving credit facility, if the total amount borrowed under the facility exceeds 60% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 60% of the fair market value of the collateral vessels.  If a vessel becomes a total loss or is sold, no further amounts may be borrowed under this agreement, except for advances for additional ships already approved by the lenders, until we have applied the full sale or insurance proceeds in repayment of the facility, unless the lenders otherwise agree.

Our obligations under the fully revolving credit facility are secured by a first-priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire.  In addition, the lenders will have a first-priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries.  Our obligations under the fully revolving credit facility agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

The $327 million remaining commitment as of December 31, 2007 contained in the credit agreement was subject to six scheduled semi-annual reductions of $11 million each, from April 2008, with the residual commitment of $261 million to be reduced to zero or repaid in full in one installment in April 2011.  As explained further below, in March 2008, the commitment was reduced to $290 million and is subject to the remaining five semi-annual reductions of $11 million each and therefore the residual commitment was reduced to $235 million.

Indebtedness under the fully revolving credit facility bears interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.125% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 50%; and

•	1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50% but less than 60%; and

•	1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 60% but less than 65%; and

•	1.5% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 65%.

                The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

We paid a one-time arrangement fee of approximately $2.3 million at the initial drawdown of the facility together with the first year’s agency fee of $50,000, and pay, quarterly in arrears, a commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility.  We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs. In April 2008, we paid a one-time fee of $362,500 for an amendment to the credit agreement.

The credit agreement will require us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

•
free cash and cash equivalents plus the undrawn element of the $5 million portion of the fully revolving credit facility available for general corporate purposes must be no less than the aggregate of 5% of interest bearing debt and 5% of the $5 million portion of the fully revolving credit facility available for general corporate purposes;

•
the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four-quarter basis.  Primarily due to vessel out of service time and off-hire days incurred during the year ended December 31, 2007 and consequent adverse effect on revenues, the interest coverage ratio financial covenant contained in the fully revolving credit facility would not be met and the lenders agreed to lower the ratio for this covenant. This ratio was lowered to 2.25 to 1.00 for the three-month period ended December 31, 2007 and three-month periods ending March 31, 2008 and June 30, 2008. For the three-month period ended September 30, 2008 the ratio for this financial covenant was lowered to 2.75 to 1.00, while for subsequent three-month periods the lower ratio will not apply and the ratio reverts back to 3.00 to 1.00. Until the lower ratio under this covenant no longer applies, the Company will pay an increased margin of 1.75%; and

•
our current liabilities, excluding deferred revenue, derivative financial instruments and voluntary and mandatory prepayments, may not exceed our current assets, excluding derivative financial instruments and the value of any ship committed for sale;

•	the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

                In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1.0 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

                In March 2008, we noted above, we received consent from our lenders to a relaxation of the interest coverage covenant contained in the fully revolving credit facility, as follows:

•	for the periods from December 31, 2007 through June 30, 2008, the interest coverage covenant is relaxed from 3.0:1.0 to 2.25:1.0;

•	for the period ending September 30, 2008, the interest coverage covenant will increase from 2.25:1.0 to 2.75:1.0; and

•	for the period ending December 31, 2008, the interest coverage covenant will increase from 2.75:1.0 to 3.0:1.0.

               The relaxation of the interest coverage covenant was, among other things, conditioned on:

•	An immediate reduction in the credit facility commitment level to $290.0 million;

•
A reduction of the outstanding borrowings under the fully revolving credit facility from the level of $284.8 million to $200.0 million, by disposal of vessels, by June 30, 2008, which was extended to August 31, 2008;

•	The Company’s continued payment of an increased margin of 1.75% until a compliance certificate is provided to its lenders advising the interest coverage ratio meets the required level of 3.0:1.0;

•	The Company’s not paying a dividend for the quarter ended December 31, 2007; and

•	During the period of interest coverage covenant relaxation, any advance for new investments requires the consent of all of the lenders under the fully revolving credit facility.

                In the event that such disposal of vessels is not completed by August 31, 2008, the lenders may extend the compliance date to September 30, 2008 subject to legally binding sale contract(s) having been executed by August 31, 2008. We have entered into agreements to sell three of our vessels for net proceeds of $61.04 million.  See “Subsequent Events – Sale of Vessels” and  Note 20 “Post balance sheet events.” As of June 25, 2008, we have $ 223.71 million of outstanding borrowings under the fully revolving credit facility.

                On April 17, 2008, the lenders approved an amendment to the working capital ratio financial covenant to exclude from its calculation voluntary and mandatory prepayments.

               On June 18, 2007 a bank guarantee was issued for $1.5 million as security for a claim made by Trafigura Beheer BV, the charterers of M/T Ostria, against the vessel-owning company, Ostria Waves Ltd. Security for the bank guarantee was obtained from Magnus Carriers in the form of cash deposited in a restricted account in the name of Ostria Waves Ltd. with the issuing bank.

                Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration.  Each of the following will be an event of default under the credit agreement:

•	the failure to pay principal, interest, fees, expenses or other amounts when due;

•	breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

•	the failure of any representation or warranty to be materially correct; the occurrence of a material adverse change (as defined in the credit agreement);

•	the failure of the security documents or guarantees to be effective;

•	judgments against us or any of our subsidiaries in excess of certain amounts; and

•	bankruptcy or insolvency events; and the failure of our principal beneficial equity holders to maintain their investment in us; and

•
the failure to reduce the outstanding borrowings under the fully revolving credit facility to $200.0 million by disposal of vessels by August 31, 2008. As noted above, in the event that such disposal of vessels is not completed by August 31, 2008, the lenders may extend the compliance date to September 30, 2008, subject to legally binding sale contract(s) having been executed by August 31, 2008.

C.            Research and Development, Patents and Licenses

                Not Applicable.

D.            Trend Information

                Not Applicable.

E.            Off-Balance Sheet Arrangements

                We do not have any off-balance sheet arrangements.

F.            Tabular Disclosure of Contractual Obligations

As of December 31, 2007, significant existing contractual obligations and contingencies consisted of our obligations as borrower under our fully revolving credit facility. In addition, we had contractual obligations under interest rate swap contracts, ship management agreements and an office rental agreement.

Long-Term Financial Obligations and Other Commercial Obligations

The following table sets out long-term financial and other commercial obligations, outstanding as of December 31, 2007 (all figures in thousands of U.S. Dollars):

Payment due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligation(1)	284,800	84,800	-	200,000	-
Interest payments(2)	52,257	17,285	31,020	3,952	-
Management fees(3)	2,380	2,380	-	-	-
Rental agreement (4)	1,469	146	315	347	661

Total	340,906	104,611	31,335	204,299	661

Notes:

(1)	Refers to our obligations to repay the indebtedness outstanding as of December 31, 2007, assuming that the Company meets the covenants of the credit facility.
(2)	Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2007, assuming a weighted average interest rate of 6.838% per annum.
(3)
Refers to the management fees payable to Magnus, ITM and Barber under the ship management agreements. As of the date of this annual report, the Company has transferred the technical management of nine of twelve vessels that were managed by Magnus Carriers to ITM and Barber. The commercial management fees paid to Magnus Carriers are also included.

(4)	Refers to our obligations under the rental agreements for office space for the Company.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

Our debt obligations under our fully revolving credit facility bear interest at LIBOR plus a margin ranging from 1.125% to 1.5% per annum. With effect from January 3, 2007 and until the relaxation of the interest cover financial convenant no longer applies, the margin will be increased to 1.75%.  Increasing interest rates could adversely affect our future profitability.  We entered into three interest swap transactions with three banks during 2005.  On April 7, 2006, one of the interest rate swaps was terminated and the settlement proceeds amounted to $0.49 million.  Under the two swap agreements we have limited the interest rate we pay on $93.3 million of our outstanding indebtedness to a maximum of 4.885% per annum, excluding the margin, effective from January 3, 2006 and until the swap agreements mature in June 2009.

On July 5, 2006, the Company entered into interest rate swaps with five banks on identical terms. These five swaps had an effective date of July 3, 2006 and a maturity date of April 3, 2011.  Under the terms of the swap agreements, we pay a fixed interest rate of 5.63% per annum on a total of $100 million of the long-term debt drawn under the fully revolving credit facility. In April 2008, we cancelled two of these swap agreements and entered into two new swap agreements.  See note 15 of our consolidated financial statements included herein.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.9 million in our interest expense on the $91.5 million unhedged element of drawings under the fully revolving credit facility for the year ended December 31, 2007.

Foreign Exchange Rate Exposure

                Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies, primarily Euros.

We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency in anticipation of our future requirements in an effort to manage foreign exchange risk. As of December 31, 2007, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses by approximately $96,220.

Recent Accounting Developments

In September 2006, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The FASB has issued FSP FAS 157-2, “The Effective Date of FASB Statement 157,” which confirms the partial deferral of the effective date of FAS 157, “Fair Value Measurement” for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS 157 will be effective for the Group for the year beginning on January 1, 2008 for financial assets and liabilities and for the year beginning on January 1, 2009 for non financial assets and liabilities.

In February, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (R), “Business Combinations” (SFAS No. 141 (R)), which amends principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The statement also amends guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the financial effects of the business combination. FAS No. 141 (R) will be effective for the Company’s financial statements for the year ending December 31, 2009. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the expected impact, if any, of the adoption of SFAS 161 on our consolidated financial statements.

Subsequent Events

Ship Management Agreements

On January 9, 2008, the vessel-owning company of the M/V Saronikos Bridge entered into an annual ship management agreement with Barber, which is cancellable by either party with two months’ notice.

On January 23, 2008, the vessel-owning company of the M/V CMA CGM Seine entered into an annual ship management agreement with Barber, which is cancellable by either party with two months’ notice.

Sale of Vessels

On March 3, 2008, the Company announced that it reached an agreement to sell the Arius to an unrelated party for net proceeds of $21.8 million. The vessel was delivered to their new owners on June 10, 2008 and the Company realized a gain of $10.1 million. The Company paid 1% of the purchase price as sales commission  to Magnus Carriers.

On March 25, 2008, the Company announced that it reached an agreement to sell both the MSC Oslo and its sister ship, the Energy 1, to an unrelated party for net proceeds totaling approximately $40 million. The vessels were delivered to their new owners on April 30, 2008, respectively, and June 2, 2008 and the Company realized a gain of $5.3 million. The Company paid 1% of the purchase price as sales commission to Magnus Carriers.

CFO Resignation and New CFO Appointment

In March 2008, the Company announced the resignation of Richard J.H. Coxall from his position as Chief Financial Officer and Director. In June 2008, the Company announced the appointment of Ioannis Makris as the Company’s Chief Financial Officer.

Credit Facility

In March 2008, we received consent from our lenders to a further relaxation of the interest rate coverage ratio under our fully revolving credit facility that imposes additional restrictions on us.  On April 17, 2008, the lenders approved an amendment to the working capital ratio financial covenant to exclude from its calculation voluntary and mandatory prepayments.  See “Liquidity and Capital Resources – Indebtedness.”

Interest Rate Hedge

In April 2008, the Company cancelled two existing swap agreements and entered into two new swap agreements. See note 15 of our consolidated financial statements included herein.

Restricted Stock Issued Under 2005 Equity Incentive Plan

On April 11, 2008, the board of directors of the Company resolved to accelerate the vesting of the 100,000 shares unvested as of December 31, 2007 of 200,000 restricted shares awarded during 2007 under grants of restricted stock to the Company’s Directors. All shares that had not vested became vested on April 11, 2008.

Bank Guarantee

On June 18, 2007 a bank guarantee was issued for $1.5 million as security for a claim made by Trafigura Beheer BV, the charterers of M/T Ostria, against the vessel-owning company, Ostria Waves Ltd. Security for the bank guarantee was obtained from Magnus Carriers in the form of cash deposited in a restricted account in the name of Ostria Waves Ltd. with the issuing bank.

G.           Safe Harbor

                See section “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The business address of each of our executive officers and directors is 18 Zerva Nap., Glyfada, Athens 166 75, Greece.

Name	Age	Position
Mons S. Bolin	54	Class I Director, President and Chief Executive Officer
Richard J.H. Coxall	51	Class I Director through February 2008 and Chief Financial Officer through May 2008
Ioannis Makris	40	Chief Financial Officer since June 2008
Per Olav Karlsen	54	Class II Director and Chairman
Henry S. Marcus	64	Class II Director
Panagiotis Skiadas	37	Class III Director and Deputy Chairman
Captain Gabriel Petrides	55	Class I Director as of April 2008

Certain biographical information about each of these individuals is set forth below.

Mons S. Bolin has served as our President, Chief Executive Officer and a director since April 2005. He has over 30 years of shipping industry experience. After graduating with distinction in Law (LLB), Economics and Business Administration from the University of Lund in Sweden, Mr. Bolin completed his military service as an officer in the Swedish Royal Marines in 1975. Mr. Bolin worked as a shipbroker for Fearnleys A/S in Oslo, Norway from 1975 to 1977 and was then a director and partner in the shipbrokering firm of Alexandrakis Brandts in Greece for eight years before co-founding an oil/commodity trading and ship operating business, Westminster Oil and Gas Ltd., in London in 1985. In 1991 he co-founded with Gabriel Petridis, Southern Seas Shipping Corporation, an affiliate of Aries Energy, which he still beneficially owns with Mr. Petridis. From February 1997 to April 2005, Mr. Bolin was co-managing director of Magnus Carriers. He remains a director of Sea Breeze UK Ltd., an affiliate of Aries Energy. Mr. Bolin is a citizen of Sweden and a resident of Great Britain.

Richard J. H. Coxall served as our Chief Financial Officer from January 2005 to May 2008 and a director from January 2005 to February 2008. Mr. Coxall served as the Finance Director of Magnus Carriers from 2000 to 2005. Mr. Coxall studied at Havering Technical College and Polytechnic of Central London. He holds an International Banking Diploma from the Chartered Institute of Bankers. Between 1974 and 1994 Mr. Coxall worked for Barclays Bank International in various banking operations and for Barclays Bank PLC, London as a manager in ship finance. In 1995, Mr. Coxall established the representative office of the Commercial Bank of Greece in London and ran that office until 1996, developing shipping finance business for the second largest bank in Greece. In 1996, Mr. Coxall was appointed director of Barclays Bank ship finance in Greece. Between 1998 and 2000, Mr. Coxall was an independent consultant in ship finance and projects to international shipping companies. Mr. Coxall is a citizen of Great Britain and a resident of Greece.

Ioannis Makris has served as our Chief Financial Officer since June 2008.  Mr. Makris has approximately 15 years of experience in finance and shipping. Previously, he served as a Banking Executive at Cardiff Marine Inc., one of the largest Greek-based shipping companies. Prior to that, Mr. Makris was a Finance and Accounting Manager at Niki Shipping Company Inc., a private shipping company based in Athens. He began his career at Ernst & Young, where he was an auditor and a consultant from 1993 to 1996. Mr. Makris received a BS in Economics from the London School of Economics and Political Science and an MS in Economics from Birkbeck College in London. He is a Chartered Certified Accountant.

Per Olav Karlsen has served as the Chairman of our board of directors since the closing of our initial public offering in June 2005. Since 2000, Mr. Karlsen has been one of three partners and the joint managing director of Cleaves Shipbrokers Ltd. Since September 2005, he has been responsible for the formation of a new marine finance company in Oslo, Norway. From 1993 through 2000, he was President of R.S. Platou (S) Pte Ltd., a ship brokerage company. Mr. Karlsen has also worked for Fearnleys AS for 10 years in various positions and capacities. Mr. Karlsen has also served as managing director of Pacship (UK) Ltd., a company controlled by Pacific Carriers Ltd, a company in the Kuok Group. He has worked in the shipping industry for approximately 26 years. In 1993, Wind Shipping Group, a company for which Mr. Karlsen served as a director, was the subject of an insolvency proceeding. He is a citizen of Norway and a resident of England.

Henry S. Marcus has served as a member of our board of directors since the closing of our offering in June 2005. Dr. Marcus has been a faculty member of the Massachusetts Institute of Technology for more than thirty years.  Currently, he is a Professor of Marine Systems in the Center for Ocean Engineering.  Dr. Marcus works as a consultant to various government organizations, academic institutions and corporations. He holds a bachelor’s degree in Naval Architecture and Marine Engineering from the Webb Institute of Naval Architecture. He holds master’s degrees in Shipping and Shipbuilding Management and Naval Architecture and Marine Engineering from Massachusetts Institute of Technology.  Dr. Marcus also holds a doctorate degree in business administration, specializing in Transportation and Logistics, from Harvard University, Graduate School of Business Administration. He is a citizen and a resident of the United States.

Panagiotis Skiadas has served as a member of our board of directors and our Deputy Chairman since the closing of our initial public offering in June 2005. Mr. Skiadas has been the Environmental Manager of VIOHALCO S.A., the holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 9% of Greece’s total exports. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed the same role for a subsidiary of VIOHALCO, ELVAL S.A. since 2004. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games, Athens 2004 S.A.

                Captain Gabriel Petridis was appointed to our board of directors in April 2008 to fill the vacancy resulting from the resignation of Richard Coxall.  Capt Gabriel Petridis served as Officer and Master for over 18 years in various types of ships such as tankers, bulk carriers, multipurpose, and gas carriers and served for 32 months as Officer and as Vice Commander in mine sweepers in the Greek Navy.  He has been employed by various shipping companies since 1986, holding managerial positions in different departments.  In 1991, he co-founded with Mons Bolin, Southern Seas Shipping Corporation, an affiliate of Aries Energy Corporation, which he still beneficially owns with Mr. Bolin. From February 1997 until the end of 2005, Capt Gabriel Petridis was the Managing Director of Magnus Carriers.  In 1986, he was employed as a director in World Carriers, a company based in London that owned and managed a fleet of about 20 very large crude carriers and product carriers.  He remains a co-director of Sea Breeze (UK) Ltd., an affiliate of Aries Energy Corporation.  He graduated from the Nautical College of Greece. Capt Gabriel Petridis is a citizen of Greece and France and a resident of Greece.

B.           Compensation

During 2007, we paid to the members of our senior management and to our directors aggregate compensation of approximately $592,916 and $77,925, respectively; $540,833 and $78,216 in 2006, respectively; and $408,362 and $45,000 in 2005, respectively. In addition, stock-based compensation costs in 2007 were $1,231,947. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors do not receive additional compensation for their service as directors.

In August 2007, we issued under the 2005 Equity Incentive Plan, 40,000 restricted shares to each director who was not also an officer of the Company for a total of 120,000 shares, subject to the following vesting periods:

•	20,000 shares vested on July 1, 2007;

•	10,000 shares were scheduled to vest on July 1, 2008; and

•	10,000 shares were scheduled to vest on July 1, 2009.

In October 2007, we issued under the 2005 Equity Incentive Plan, 40,000 restricted common shares to each of the Chief Executive Officer and Chief Financial Officer for a total of 80,000 shares, subject to the following vesting periods:

•	20,000 shares vested on September 1, 2007;

•	10,000 shares were scheduled to vest on July 1, 2008; and

•	10,000 shares will vest on July 1, 2009.

On April 11, 2008, the Board of Directors of the Company resolved to accelerate the vesting of the 100,000 shares unvested as of December 31, 2007 of 200,000 shares awarded during 2007 under grants of restricted stock to the Company’s directors. All shares that had not vested became vested on April 11, 2008.

We adopted an equity incentive plan, which enables our officers, key employees and directors to receive options to acquire common shares. We reserved a total of 500,000 common shares for issuance under the plan, of which 200,000 have been issued. Our board of directors will administer this plan once it is implemented. Under the terms of the plan, our board of directors will be able to grant new options exercisable at a price per common share to be determined by our board of directors. We expect that the exercise price for the first options granted under the plan will be equal to the higher of the offering price in our initial public offering or the price of our common shares on the date the options are granted. All options will expire no later than ten years from the date of the grant. Other securities, including restricted and unrestricted shares, performance shares and stock appreciation rights, may also be granted under the plan. Unless terminated earlier pursuant to its terms, the plan will terminate ten years from the date it was adopted by the board of directors.

C.           Board Practices

Committees of the Board of Directors

We have established an audit committee comprised of our three independent directors responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors.  The current members of our audit committee are Messrs. Panagiotis Skiadas and Henry S. Marcus, and there is one vacancy on our audit committee following the resignation of Per Olav Karlsen from the audit committee in February 2008 in order to avoid any possible conflicts of interest resulting from Mr. Karlsen’s share ownership in a shipbroking firm that received a commission from the purchaser of the Arius in connection with the sale of that vessel.

 Corporate Governance Practices

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq’s corporate governance rules are described below.

•
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

•
In lieu of a compensation committee comprised of independent directors, our board of directors is responsible for establishing the executive officers’ compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee.

•
In lieu of a nomination committee comprised of independent directors, our board of directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bye-laws.

•
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

•
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

•
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

D.           Employees

               See “Item 4 — Information on the Company — Business Overview —Crewing and Employees.”

E.    Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7 –  Major Shareholders and Related Party Transactions” below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total number of shares of our common stock held by officers and directors as of the date of this report.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common stock, par value $0.01 per share	Rocket Marine Inc. (1)	14,766,877	52%
	Mons Bolin (1)	14,806,877	52%
	Captain Gabriel Petridis (1)	14,766,877	52%
	Per Olav Karlsen	*	*
	Panagiotis Skiadas	*	*
	Henry S. Marcus	*	*
	Directors and Executive Officers as a Group	14,966,877	52%
	Transamerica Investment Management, LLC (2)	2,029,730	7.2%

* Less than one percent.

(1)
Rocket Marine Inc., a Marshall Islands corporation, is a wholly-owned indirect subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation.  Mons Bolin and Captain Gabriel Petridis each own 50% of the issued and outstanding capital stock of Aries Energy Corporation and Magnus Carriers.  Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares.

(2)
According to Schedule 13G/A filed with the Securities and Exchange Commission by Transamerica Investment Management, LLC on February 14, 2008.  According to such Schedule 13G/A Gary U. Rolle is the Chief Investment Officer of TransAmerica Investment Management, LLC.

Related Party Transactions

Aries Energy, through its wholly-owned indirect subsidiary, Rocket Marine Inc., owns 52% of our outstanding common stock.  Mr. Mons Bolin, our President, Chief Executive Officer and a director, owns 50% of the issued and outstanding capital stock of Aries Energy and of Magnus Carriers. Captain Gabriel Petridis, one of our directors, owns the remaining 50% of the outstanding capital stock of Aries Energy and of Magnus Carriers.

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

Contributions under management agreements

During the year ended December 31, 2007, the Group received an additional $6.1 million (2006 $6.5 million and 2005 $812,000) from Magnus Carriers under the ship management cost-sharing agreements for vessel operating expenses and under the termination agreement. These amounts are reflected in the operating expenses of the vessels in the income statement. Also received, during the year ended December 31, 2007, was an amount of $1.4 million (2006 $159,000 and 2005 $NIL) for special survey and drydocking amortization. This amount is reflected in the amortization and drydocking expense in the income statement. During the year ended December 31, 2006, the Group received $5 million in full and final settlement by Magnus Carriers of the drydocking expenses incurred by M/T Arius. This amount has been deducted from the vessel’s drydocking expenses.

Amounts due from/to related parties

Amounts due to related parties were $594,000 at December 31, 2007 and amounts due from related parties were $2.5 million at December 31, 2006. These amounts represent payments less receipts made by the Group on behalf of (i) other vessel-owning companies with common ultimate beneficial stockholders with the Group, consisting of $27,000 (due from) at December 31, 2007 and $27,000 (due from) at December 31, 2006; (ii) Magnus Carriers Corporation, consisting of $805,000 (due to) at December 31, 2007 and $2.5 million (due from) at December 31, 2006; (iii) Rocket Marine, which is a wholly-owned subsidiary of Aries Energy Corporation, consisting of $218,000 (due from) at December 31, 2007; and (iv) Board of Directors for the non-vested shares dividends’ payment according to the Company’s 2005 Equity Incentive Plan (refer to note 12), consisting of $34,000 (due to) at December 31, 2007. There are no terms of settlement for these amounts, as of December 31, 2007.

Management fees

The vessel-owning companies included in the Group receive technical and commercial management services from Magnus Carriers, a company with common ultimate beneficial stockholders, pursuant to ship management agreements. Under these agreements, the Group paid management fees of $1.8 million for the year ended December 31, 2007; $1.8 million for the year ended December 31, 2006; and $1.5 million for the year ended December 31, 2005, which is separately reflected in the statements of income.

Commissions

Magnus Carriers and Trampocean S.A., related companies with common ultimate beneficial stockholders, provide chartering services to the vessel-owning companies included in the Group at a commission of 1.25% of hires and freights earned by the vessels on new charters or $7,000 per month per vessel where no 1.25% commission is payable. The Group paid these companies fees for chartering services of $368,000 for the year ended December 31, 2007; $34,000 for the year ended December 31, 2006; and $50,000 for the year ended December 31, 2005. These commissions relate to agreements between Magnus Carriers and the vessel-owning subsidiaries. Under the agreements, Magnus Carriers will be paid 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for the Group.

Rental agreement

During 2005 and 2007, the Group entered into a rental agreement with a related party, a company with common ultimate beneficial stockholders (see note 17). The Group paid $80,000 to the related party during the year ended December 31, 2007 (2006 $62,000 and 2005 $4,000).

Crewing

Part of the crewing for the Group is undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. The Group paid manning fees of $107,000 for the year ended December 31, 2007; $288,000 for the year ended December 31, 2006; and $310,000 for the year ended December 31, 2005.

Vessel purchase

Aries Maritime exercised its right to acquire the M/T Chinook under the Right of First Refusal Agreement with Magnus Carriers in October 2005. The acquisition was offered to Aries Maritime by Magnus Carriers on either of two bases: (a) with retention of the five-year head charter dated June 16, 2003 between the sellers and Pacific Breeze Tankers Ltd. (a joint venture company, 50% of which is ultimately owned between Mons Bolin, President and Chief Executive Officer of Aries Maritime, and Gabriel Petridis, equally) as charterers, at a rate of $13,000 per day, in which case the purchase consideration would be $30.6 million; or (b) without the head charter, in which case the purchase consideration would be $32.6 million. Aries Maritime exercised its right on basis (b). The total purchase consideration of $32.6 million for the M/T Chinook, paid on November 30, 2005, comprised purchase consideration under the terms of a Memorandum of Agreement dated October 25, 2006 of $30.6 million and a $2 million additional purchase consideration to the sellers under the terms of a separate agreement relating to the termination of the head charter.

Pursuant to an agreement, dated December 28, 2004, Aries Maritime exercised its right to acquire CMA CGM Seine and Saronikos Bridge (ex CMA CGM Makassar) in June 2005 and took delivery of these vessels on June 24, 2005 and July 15, 2005, respectively. Both vessels were purchased from International Container Ships KS (a Norwegian limited partnership, of which Mons Bolin, President and Chief Executive Officer of Aries Maritime, and Gabriel Petridis, equally together, ultimately owned 25%). The purchase prices paid for the CMA CGM Seine and the Saronikos Bridge (ex CMA CGM Makassar) were $35.4 and $35.3 million, respectively.

Minimum liquidity

Under our credit facility, Magnus Carriers is required to maintain a credit balance in an account opened with our lenders of at least $1.0 million.

General and administrative expenses

During the year ended December 31, 2007, the Group paid directors’ fees of $671,000 (2006 $619,000 and 2005 $467,000). Such fees are included in general and administrative expenses in the accompanying consolidated statements of income.

C.            Interests of experts and counsel.

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings Against Us

From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Trafigura Beheer BV, the charterer of the Ostria, brought a claim against the vessel-owning company, Ostria Waves Ltd., for an amount of $1.5 million alleging that such amount is due under the charter agreement due to vessel out of service time.  On June 18, 2007, a bank guarantee was issued for $1.5 million as security for the claim. Security for the bank guarantee was obtained from Magnus Carriers in the form of cash deposited in a restricted account in the name of Ostria Waves Ltd. with the issuing bank.  In the event we are unsuccessful in disputing this claim, the vessel-owning company will be putting forward an indemnity claim for the same amount against Magnus Carriers on the basis of negligent misrepresentation. ST Shipping, the charterer of the Arius, brought a claim against the Company in the amount of $1.3 million alleging that such amount is due under the charter agreement due to an indemnity claim arising under the charter party.  On June 20, 2008, the Company entered into a corporate guarantee as security for the claim.  The maximum amount that the Company may be required to pay under the corporate guarantee is $2 million.

Other than as described above, we have not been involved in any legal proceedings that may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened that may have a significant effect on our financial position.

Dividend Policy

We intend to pay quarterly dividends to the holders of our common shares in March, May, August and November of each year in such amounts as our Board of Directors may determine from time to time.

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

Our board of directors must approve the declaration and payment of any dividends. Under the terms of our fully revolving credit facility, we will not be able to declare or pay any dividends if we are in default under our fully revolving credit facility or if paying a dividend will result in a default under the credit facility. In addition, the requirement that we satisfy various financial covenants under the credit agreement as well as the terms under any other loan agreements that we may obtain in the future could impose restrictions on our ability to pay dividends in the future.  In March 2008, as a condition of the relaxation of our interest coverage ratio imposed by our lenders, our board of directors temporarily suspended payment of quarterly dividends with effect from the dividend in respect of the fourth quarter of 2007.  In May 2008, the Company resumed distribution of quarterly dividends beginning with a dividend of $0.10 per share in respect of the first quarter of 2008.

B.            Significant Changes

Not Applicable.

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details

        The trading market for our common stock is the Nasdaq Global Market, on which the shares are listed under the symbol “RAMS”. The following table sets forth the high and low closing prices for our common stock since our initial public offering of common stock at $12.50 per share on June 3, 2005, as reported by the Nasdaq Global Market. The high and low closing prices for our common stock for the periods indicated were as follows:

	High	Low
For the period from June 3, 2005 to December 31, 2005	$15.99	$12.50
For the Fiscal Year Ended December 31, 2006	$14.80	$9.07
For the Fiscal Year Ended December 31, 2007	$10.45	$5.91

For the Quarter Ended
March 31, 2006	$14.80	$12.15
June 30, 2006	$14.24	$9.93
September 30, 2006	$12.75	$9.25
December 31, 2006	$11.01	$9.07
March 31, 2007	$9.43	$7.48
June 30, 2007	$10.20	$7.53
September 30, 2007	$10.45	$7.83
December 31, 2007	$9.87	$5.91
March 31, 2008	$7.77	$5.22

For the Month
November 2007	$9.56	$6.20
December 2007	$8.63	$5.91
January 2008	$7.20	$5.25
February 2008	$7.50	$6.14
March 2008	$7.77	$5.22
April 2008	$6.29	$4.98

B.           Markets

       See Item 9. A. above.

ITEM 10.	ADDITIONAL INFORMATION

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

Common shares

Holders of common shares have no pre-emptive, subscription, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Holders of common shares have no cumulative voting rights. Holders of common shares are entitled to dividends if and when they are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. Directors to be elected by holders of common shares require a plurality of votes cast at a meeting at which a quorum is present. For all other matters, unless a different majority is required by law or our bye laws, resolutions to be approved by holders of common shares require approval by a majority of votes cast at a meeting at which a quorum is present.

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

 Preference Shares

Under the terms of our bye-laws, our board of directors has authority to issue up to 30 million “blank check” preference shares in one or more series and to fix the rights, preferences, privileges and restrictions of the preference shares, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of a series.

The rights of holders of our common shares will be subject to, and could be adversely affected by, the rights of the holders of any preference shares that we may issue in the future. Our board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preference shares which are greater than those of our common shares. Our issuance of preference shares could, among other things:

•	restrict dividends on our common shares;

•	dilute the voting power of our common shares;

•	impair the liquidation rights of our common shares; and

•	discourage, delay or prevent a change of control of our company.

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

 Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders”, we have included these provisions in our bye-laws. Specifically, our bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

•
after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 80% of our outstanding voting shares that are not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes mergers, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity, except that so long as Rocket Marine owns 15% or more of our outstanding voting shares, Rocket Marine shall not be an interested shareholder unless it acquires additional voting shares representing 8% or more of our outstanding voting shares.

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

 Shareholder Meetings

Under our bye-laws annual meetings of shareholders will be held at a time and place selected by our board of directors each calendar year. Special meetings of shareholders may be called by our board of directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our bye-laws at least 15, but not more than 60, days’ notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders who will be eligible to receive notice and vote at the meeting.

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

 Amendments to Bye-Laws

Our bye-laws require the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend, alter, change or repeal the following provisions in our bye-laws:

•	the classified board and director removal provisions;

•	the percentage of approval required for our shareholders to amend our bye-laws;

•	the limitations on business combinations between us and interested shareholders;

•	the provisions requiring the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend the foregoing provisions; and

•	the limitations on shareholders’ ability to call special meetings, subject to certain rights guaranteed to shareholders under the BCA.

These requirements make it more difficult for our shareholders to make changes to the provisions in our bye-laws that could have anti-takeover effects.

        C.           Material Contracts

As of December 31, 2007 we had long term debt obligations under our fully revolving credit facility, with a group of international lenders. On April 3, 2006 we entered into a fully revolving credit facility for $360 million with Bank of Scotland and Nordea Bank Finland as joint lead arrangers, which has been subject to subsequent amendment. For a full description of our credit facilities see “Item 5 — Operating and Financial Review and Prospects – Indebtedness.”

        D.           Exchange controls

The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the issue of the Common Shares was obtained prior to the offering thereof.

The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of Common Shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of Common Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act of 1972.

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

As an “exempted company,” the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another “exempted company,” exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except insofar as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

There is a statutory remedy under Section 111 of the Companies Act 1981 which provides that a shareholder may seek redress in the Bermuda courts as long as such shareholder can establish that the Company’s affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, this remedy has not yet been interpreted by the Bermuda courts.

The Bermuda government actively encourages foreign investment in “exempted” entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

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

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in “Item 4 — Information on the Company” above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to Aries Maritime Transport Limited and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

We earn substantially all of our income from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as “shipping income.”

Fifty percent of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, a foreign corporation will be exempt from United States federal income taxation on its U.S.-source shipping income if:

(1)
it is organized in a qualified foreign country, which is one that grants an “equivalent exemption”  to corporations organized in the United States in respect of such category of the shipping income for which exemption is being claimed under Section 883 and which we refer to as the “Country of Organization Test”  and

(2)	either

(A)
more than 50% of the value of its stock is beneficially owned, directly or indirectly, by individuals who are “residents”  of a qualified foreign country, which we refer to as the “50% Ownership Test,”  or

(B)
its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another qualified foreign country or in the United States, which we refer to as the “Publicly Traded Test.”

The Country of Organization Test is satisfied since we are incorporated in Bermuda, and each of our subsidiaries is incorporated in the British Virgin Islands, the Marshall Islands, or Malta, all of which we believe are qualified foreign countries in respect of each category of Shipping Income we currently earn and expect to earn in the future. Therefore, we and our subsidiaries are exempt from United States federal income taxation with respect to our U.S.-source shipping income as we and each of our subsidiaries meet either of the 50% Ownership Test or the Publicly Traded Test. Under a special attribution rule of Section 883, each of our Subsidiaries is deemed to have satisfied the 50% Ownership Test if we satisfy such test or the Publicly Traded Test.  Due to the widely-held nature of our stock, we may have difficulty satisfying the 50% Ownership Test.

The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation is considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock, are “primarily traded” on the Nasdaq Global Market, which is an established securities market in the United States.

Under the Treasury Regulations, our common shares are considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding shares, by total combined voting power of all classes of shares entitled to vote and total value, is listed on an established securities market, which we refer to as the listing threshold. Since our common shares are our sole class of issued and outstanding stock and are listed on the Nasdaq Global Market, we meet the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We satisfy these trading frequency and trading volume tests. Even if this were not the case, the Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is currently the case with our common shares, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our shares are not to be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of our outstanding stock, which we refer to as the “5 Percent Override Rule.”

To determine the persons who own 5% or more of the vote and value of our shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Form 13G and Form 13D filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

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

Aries Energy (through its wholly-owned subsidiary Rocket Marine Inc.) owns approximately 52% of our outstanding common shares. If Aries Energy alone or together with other 5% Shareholders were to own 50% of our outstanding shares on more than half the days of any taxable year, the 5 Percent Override Rule would be triggered. In order to preclude the application of the 5 Percent Override Rule, Aries Energy, Rocket Marine Inc. and Captain Gabriel Petridis, the 50% beneficial owner of Aries Energy, have provided information to establish that Captain Petridis is a qualified shareholder.

As a result, we believe we are able to preclude the application of the 5 Percent Override Rule and therefore satisfy the Publicly Traded Test. However, there can be no assurance that we are able to continue to satisfy the Publicly Traded Test if (i) Captain Petridis’s status as a qualified shareholder changes, (ii) the direct or indirect beneficial ownership of the shares held by Captain Petridis changes, (iii) the ownership of shares not directly or indirectly owned by Captain Petridis comes to be concentrated in 5% Shareholders that either are not qualified shareholders or who fail to comply with applicable documentation requirements or (iv) Captain Petridis, Aries Energy or Rocket Marine fail to satisfy the applicable documentation requirements.

Even though we believe that we will be able to qualify for the benefits of Section 883 under the Publicly-Traded Test, we can provide no assurance that we will be able to continue to so qualify in the future.

Taxation In The Absence of Section 883 Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected”  with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would, in lieu of the 4% gross basis tax described above, be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “ branch profits”  tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not have, or permit circumstances that would result in our having, a fixed place of business in the United States involved in the earning of shipping income and therefore, we believe that none of our U.S. source shipping income will be “effectively connected”  with the conduct of a U.S. trade or business.

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

 United States Federal Income Taxation of U.S. Holders

As used herein, the term “ U.S. Holder” means a beneficial owner of common shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder” ) will generally be treated as “qualified dividend income”  that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. Legislation has been recently introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally recognizes taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss is treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss is generally treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we are treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

  United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

 Dividends on Common Shares

Non-U.S. Holders generally are not subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally are not subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

See “Item 5 – Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures About Market Risk.”

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

(a)           Disclosure Controls and Procedures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the securities and Exchange Act of 1934) as of December 31, 2007, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. The Company further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b)           Management’s annual report on internal control over financial reporting.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (‘‘COSO’’) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

(c)        Attestation report of the independent registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears herein.

(d)        Changes in internal control over financial reporting.

        There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee comprised of three members which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq Global Market that are applicable to us. The members of the audit committee are Messrs. Henry S. Marcus and Panagiotis Skiadas with one vacancy resulting from the resignation of our Chairman, Per Olav Karlsen, from the audit committee in February, 2008.  Mr. Karlsen has previously served as the “audit committee financial expert” as defined in Form 20-F.  The Company does not currently have an audit committee financial expert following the resignation of Mr. Karlsen from the audit committee because the Company believes that the current members of the audit committee have ample knowledge and experience to perform the functions of the audit committee.  In addition, the board of directors intends to fill the vacancy on the audit committee with a director who meets the criteria to qualify as an audit committee financial expert.

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

Audit Fees

Our principal accountants for the fiscal years ended December 31, 2007 and 2006 were PricewaterhouseCoopers S.A.  Our audit fees for 2007 and 2006 were $847,500 and $305,000 respectively.

Audit-Related Fees

 We did not incur audit-related fees for 2007.  Our audit-related fees for 2006 were $78,000.

Tax Fees

We did not incur tax fees for 2007 or 2006.

All Other Fees

We did not incur any other fees for 2007 or 2006.

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

The following financial statements, together with the report of PricewaterhouseCoopers S.A. thereon, are filed as part of this report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aries Maritime Transport Limited:

In our opinion, the accompanying consolidated  balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Aries Maritime Transport Limited and its subsidiaries (the “Company”) at December 31, 2007 and December 31, 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”, appearing in Item 15(b).  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss, has a net working capital deficit and has not met certain of its financial covenants of debt agreements with lenders. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
June 30, 2008

CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars)

	Notes	December 31,	December 31,
		2006	2007
ASSETS
Current assets
Cash and cash equivalents		11,612	12,444
Restricted cash	4	3,242	39
Trade receivables, net		1,960	2,219
Other receivables		172	1,033
Derivative financial instruments	15	671	-
Inventories	5	1,496	1,969
Prepaid expenses		338	1,681
Due from managing agent		444	814
Due from related parties	19	2,495	-
Total current assets		22,430	20,199

Vessels and other fixed assets, net	6	431,396	400,838
Deferred charges, net	9	4,214	2,906
Restricted cash	4	-	1,548
Total non-current assets		435,610	405,292
Total assets		458,040	425,491

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	10	-	284,800
Accounts payable, trade	7	11,828	8,423
Accrued liabilities	8	7,289	5,297
Deferred income		1,947	2,291
Derivative financial instruments	15	2,547	5,936
Deferred revenue	11	6,011	4,656
Due to related parties	19	-	594
Total current liabilities		29,622	311,997

Long-term debt, net of current portion	10	284,800	-
Deferred revenue	11	11,030	6,375
Total liabilities		325,452	318,372

Commitments and contingencies	10, 17

Stockholders’ equity
Preferred Stock, $0.01 par value, 30 million shares authorized, none issued. Common Stock, $0.01 par value, 100 million shares authorized, 28.6 million shares issued and outstanding at December 31, 2007 (2006: 28.4 million shares)		284	286
Additional paid-in capital		132,304	115,566
Deficit		-	(8,733)
Total stockholders’ equity		132,588	107,119
Total liabilities and stockholders’ equity		458,040	425,491

The accompanying notes are an integral part of these consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	Notes	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007

REVENUES:
Revenue from voyages	11, 14	75,905	94,199	99,423

EXPENSES:
Commissions	19	(1,323)	(1,403)	(1,999)
Voyage expenses		(224)	(4,076)	(5,082)
Vessel operating expenses	18, 19	(17,842)	(27,091)	(32,073)
General & administrative expenses	19, 12	(1,649)	(4,226)	(5,666)
Depreciation	6	(19,446)	(29,431)	(30,653)
Amortization of drydocking and special survey expense	6, 19	(1,958)	(3,568)	(5,094)
Management fees	19	(1,511)	(1,999)	(2,171)
		(43,953)	(71,794)	(82,738)
Net operating income		31,952	22,405	16,685

OTHER INCOME/( EXPENSES), NET:
Interest expense	9, 10	(18,793)	(19,135)	(21,875)
Interest received		672	931	762
Other expenses, net		(10)	(214)	(245)
Change in fair value of derivatives	15	950	(1,788)	(4,060)
Total other income/ (expenses), net		(17,181)	(20,206)	(25,418)

NET INCOME/ (LOSS)		14,771	2,199	(8,733)

Earnings/ (loss) per share:
Basic and diluted		$0.64	$0.08	$(0.31)

Weighted average number of shares:
Basic and diluted		23,118,466	28,416,877	28,478,850

The accompanying notes are an integral part of these consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(All amounts expressed in thousands of U.S. Dollars except as indicated)

	Notes	Common Stock (Number of Shares in Thousands)	Invested Equity	Share Capital	Additional Paid-in Capital	(Deficit)/ Retained Earnings	Total Stockholders’ Equity
Balance at December 31, 2004			16,653				16,653
Net income			3,807				3,807
Capital contribution	13	1,200	12				12
Balance at March 17, 2005		1,200	20,472				20,472
Reorganization adjustment			(20,472)	12	20,460	-	-
Distributions	13	14,977	-	150	(2,058)	-	(1,908)
Net income			-	-	-	10,964	10,964
Proceeds from initial public offering, net	1	12,240	-	122	140,807	-	140,929
Dividends paid	13		-	-	(3,812)	(10,964)	(14,776)
Balance at December 31, 2005		28,417	-	284	155,397	-	155,681
Net income			-	-	-	2,199	2,199
Dividends paid	13		-	-	(23,093)	(2,199)	(25,292)
Balance at December 31, 2006		28,417	-	284	132,304	-	132,588
Net loss			-	-	-	(8,733)	(8,733)
Issuance of restricted shares	12	200	-	2	-	-	2
Stock-based compensation	12		-	-	1,232	-	1,232
Dividends paid	13		-	-	(17,970)	-	(17,970)
Balance at December 31, 2007		28,617	-	286	115,566	(8,733)	107,119

The accompanying notes are an integral part of these consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)

	Notes	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Cash flows from operating activities:
Net income/ (loss)		14,771	2,199	(8,733)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		19,446	29,431	30,653
Amortization of drydocking and special survey		1,958	3,727	6,485
Amortization and write-off of deferred financing costs		1,598	1,639	1,308
Amortization of debt discount		7,640	-	-
Amortization of deferred revenue		(8,845)	(10,715)	(6,010)
Unearned revenue		(16)	-	-
Change in fair value of derivative financial instruments		(950)	1,788	4,060
Payments for drydocking / special survey costs		(1,896)	(15,151)	(6,144)
Proceeds for vessel’s drydocking / special survey costs		-	5,000	-
Stock-based compensation		-	-	1,232
Changes in assets and liabilities	16	3,268	6,297	(5,270)
Net cash provided by operating activities		36,974	24,215	17,581
Cash flows from investing activities:
Vessel acquisitions/ additions		(103,355)	(101,765)	(399)
Other fixed asset acquisitions		(96)	(50)	(37)
Restricted cash		813	-	(1,572)
Advances for vessel acquisitions		(11,363)	-	-
Net cash used in investing activities		(114,001)	(101,815)	(2008)
Cash flows from financing activities:
Proceeds from issuance of long-term debt		183,820	100,980	-
Principal repayments of long-term debt		(214,600)	-	-
Proceeds from termination of derivative financial instruments		301	489	-
Payment of participation liability		(6,500)	-	-
Payment of financing costs		(2,824)	(2,981)	-
Restricted cash		4,793	(3,232)	3,227
Proceeds from issuance of capital stock		140,941	-	2
Distribution		(214)	-	-
Dividends paid		(14,776)	(25,292)	(17,970)
Net cash provided by/ (used in) financing activities		90,941	69,964	(14,741)
Net increase/ (decrease) in cash and cash equivalents		13,914	(7,636)	832
Cash and cash equivalents
Beginning of year		5,334	19,248	11,612
End of year		19,248	11,612	12,444

The accompanying notes are an integral part of these consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(All amounts expressed in thousands of U.S. Dollars)

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	9,838	13,466	23,211

Issuance of capital stock	150	-	-

Liability assumed in connection with vessel acquisitions	28,387	-	-

Distribution	1,694	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements

1.           Organization and Basis of Presentation

The principal business of Aries Maritime Transport Limited (the “Company” or “Aries Maritime”) is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of certain of the companies listed below (companies 1 through to 12):

Company Name	Country of Incorporation	Vessel Name	Date of Vessel Acquisition

1. Mote Shipping Ltd.	Malta	**	-
2. Statesman Shipping Ltd.	Malta	**	-
3. Trans Continent Navigation Ltd.	Malta	**	-
4. Trans State Navigation Ltd.	Malta	**	-
5. Rivonia Marine Limited	Cyprus	*	-
6. Robin Marine Limited	Cyprus	*	-
7. Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V Energy 1 ex ANL Energy****	April 28, 2004
8. Bora Limited	British Virgin Islands	**	-
9. Dynamic Maritime Co.	Marshall Islands	M/V MSC Oslo ex SCI Tej****	June 1, 2004
10. Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope	July 26, 2004
11. Vintage Marine S.A.	Marshall Islands	M/T Arius ex Citius****	August 5, 2004
12. Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	December 9, 2004
13. AMT Management Ltd.	Marshall Islands	-	-
14. Land Marine S.A.	Marshall Islands	M/T High Land**	March 7, 2003
15. Rider Marine S.A.	Marshall Islands	M/T High Rider**	March 18, 2003
16. Altius Marine S.A.	Marshall Islands	M/T Altius**	June 24, 2004
17. Seine Marine Ltd.	Marshall Islands	M/V CMA CGM Seine	June 24, 2005
18. Makassar Marine Ltd.	Marshall Islands	M/V Saronikos Bridge ex CMA CGM Makassar	July 15, 2005
19. Fortius Marine S.A.	Marshall Islands	M/T Fortius**	August 2, 2004
20. Chinook Waves Corporation	Marshall Islands	M/T Chinook	November 30, 2005
21. Santa Ana Waves Corporation	Marshall Islands	***	-
22. Compassion Overseas Ltd.	Bermuda	M/T Stena Compassion	June 16, 2006
23. Compass Overseas Ltd.	Bermuda	M/T Stena Compass	February 14, 2006
24. Ostria Waves Ltd.	Marshall Islands	M/T Ostria ex Bora**/***	May 25, 2004

*	These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.
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

***	Santa Ana Waves Corporation was incorporated on March 23, 2006. Ostria Waves Ltd was incorporated on November 27, 2006.
****	The following vessels have been agreed to be sold in 2008 (see note 20).

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

1.           Organization and Basis of Presentation, cont’d

Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime had been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves were represented by ‘Invested Equity’.

In a group re-organization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime’s ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous stockholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization has been accounted for as an exchange of equity interests at historical cost.

After March 17, 2005, the financial statements reflect the consolidated results of Aries Maritime.

On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

Aries Maritime is a wholly-owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. Aries Energy, an affiliate through its wholly-owned indirect subsidiary Rocket Marine Inc., owns approximately 52% of the Company’s outstanding common shares.  Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as “the Group”.

During the year ended December 31, 2007, the company incurred a loss of $8.7 million. As at December 31, 2007, the company had a net working capital deficit of $291.8 million. The net working capital deficit includes $200 million of debt which the lenders would have the ability to demand for repayment if the company will not be in compliance with the financial covenants of the credit facility. This debt is reflected as current due to the high degree of uncertainty surrounding the Company's ability to meet its existing financial covenants in  future periods.

The company was not in compliance with its interest coverage ratio financial covenant with respect to its long-term debt as at December 31, 2006 and 2007 and for each of the quarters during 2007. The lenders provided a relaxation of the covenant for each of the periods from December 31, 2006 through to and including September 30, 2008. As a result the company has had to pay an increased margin of 1.75% on its long-term debt and will continue to do so until the end of the relaxation period. Additionally, as part of the relaxation received for December 31, 2007, the company is required to meet certain conditions (see note 10) including a reduction of the outstanding borrowings under the credit facility from their current level of $284.8 million to $200 million, by disposal of vessels, by August 31, 2008 or in the event that such disposal of vessels is not completed by August 31, 2008, the lenders may extend until September 30, 2008 subject to legally binding contract(s) for sale having been executed.  If these conditions are not met, or if the company does not meet its financial covenants subsequent to August 31, 2008, absent any further relaxation from the lenders, then the lenders have the ability to demand repayment of outstanding borrowings.

Management is taking steps to try to meet the lender’s requirements disclosed in note 10 and to meet all of the financial covenants contained in the credit facility. In order to meet the required reduction of the borrowings to $200 million by August 31, 2008, as of June 25, 2008 the Company has sold the vessels Arius, Energy 1 and Oslo and reduced the outstanding borrowings to $223.7 million and expects to sell one or more vessels by August 2008.  Management also has plans in place to improve the performance of the Company. These plans include focusing on reducing operating expenses.  However, there is no assurance that management will be successful in achieving these objectives.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

1.           Organization and Basis of Presentation, cont’d

While these consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations, the conditions and events described above raise doubt about the company’s ability to continue as a going concern. The company’s ability to continue as a going concern is dependent on management’s ability to successfully execute the sale of the vessels and to continue to improve the performance of the company, which includes achieving profitable operations in the future, and the continued support of its shareholders and its lenders. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company’s inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which may raise substantial doubt about the entity’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

2.           Summary of Significant Accounting Policies

Principles of Consolidation:
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated upon consolidation.

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

Foreign Currency Transactions:
The functional currency of all Group companies is the U.S. Dollar because the Group’s vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:
The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:
Various restricted cash accounts held by the Group, consisting mainly of (i) retention accounts, which are restricted for use as general working capital unless such balances exceed the next quarter’s loan payments due to the vessel-owning companies’ lenders and (ii) a cash collateral deposit from a related party securing a contingent liability. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets in respect of (i) and within non-current assets in respect of (ii).

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

2.           Summary of Significant Accounting Policies (continued)

Trade Receivables:
The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 and the Group has not written off any trade receivables during these periods.

Inventories:
Inventories that are comprised of bunkers, lubricants, provisions and stores remaining on board the vessels at period end are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

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

The component of each new vessel’s initial capitalized cost that relates to drydocking and special survey calculated by reference to the related estimated economic benefits to be derived until the next scheduled drydocking and special survey is treated as a separate component of the vessel’s cost and is accounted for in accordance with the accounting policy for drydocking and special survey costs.

Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows.   In addition, the portion of the vessel’s capitalized costs that relates to drydocking and special survey is treated as a separate component of the vessel’s costs and is accounted for in accordance with the accounting policy for special survey and drydocking costs.

Fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of income.

Accounting for Special Survey and Drydocking Costs:
The Group follows the deferral method of accounting for special survey and drydocking expenses whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If a special survey and/or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

The amortization periods for the special survey and drydocking expenses reflect the periods between each legally required special survey and drydocking.

Debt Finance:
Where a secured loan includes the right for the lender to participate in future appreciation of the underlying vessels under lien, the Group establishes a participation liability at the inception of the loan equal to the fair value of the participation feature. At the end of each reporting period, the balance of the participation liability is adjusted to be equal to the current fair value of the participation. The corresponding amount of the adjustment is reflected as an adjustment to the debt discount. As of December 31, 2007, 2006 and 2005 there is no such participation liability.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

2.           Summary of Significant Accounting Policies (continued)

Debt discount is amortized using the effective interest method over the term of the related loan. Any adjustment to the debt discount is amortized prospectively. The cost is included in interest expense.

Deferred Revenue:
The Group values any liability arising from the below-market value bareboat and time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate, is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

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

Measurement of the impairment loss is based on the fair value of the asset based upon management’s best estimate as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group’s vessels indicated that no impairment loss has occurred in any of the periods presented.

Depreciation of Vessels and Other Fixed Assets:
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton.  Management estimates the useful life of the Group’s vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels’ useful lives.

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

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

2.           Summary of Significant Accounting Policies (continued)

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

During 2005 and 2006, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively.

Stock-Based Compensation:

Stock-based compensation represents the cost related to restricted stock-based awards granted to directors. The Group measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost as expense on the straight-line basis over the requisite service period. The Group estimates the fair value of stock grants using the closing price of the Company’s common stock trade on the NASDAQ on the grant date.

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

Earnings Per Share:
The Group has presented basic earnings (loss) per share for all periods presented based on the common shares outstanding of Aries Maritime. The common shares issued as a result of the initial public offering have been included in the weighted average calculation prospectively from the date of such offering for purposes of disclosure of earnings per share. Diluted earnings (loss) per share is calculated by dividing net earnings by the weighted average common shares outstanding adjusted for the dilutive effect of unvested restricted common shares using the treasury stock method. The 100,000 non-vested restricted common shares have been excluded from the Group’s diluted computation as their effect would be anti-dilutive.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

3.           Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The FASB has issued FSP FAS 157-2 “The Effective Date of FASB Statement 157” which confirms the partial deferral of the effective date of FAS 157 “Fair Value Measurements” for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS 157 will be effective for the Group for the year beginning on January 1, 2008 for financial assets and liabilities and for the year beginning on January 1, 2009 for non-financial assets and liabilities.

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

In December, 2007, the FASB issued SFAS No. 141 (R) “Business Combinations” (SFAS No 141 (R)), which amends principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The statement also amends guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS No. 141 (R) will be effective for the Company’s financial statements for the year ending December 31, 2009. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”) “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the expected impact, if any, of the adoption of SFAS 161 on our consolidated financial statements.

4.            Restricted Cash

	December 31,	December 31,
	2006	2007

Retention account	3,232	5
Other	10	34
Short term restricted account	3,242	39
Long term restricted account	-	1,548
	3,242	1,587

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

4.	Restricted Cash (continued)

Cash deposited in the retention account was made available for loan interest payments within three months of being deposited.
The long term restricted account balance mainly represents cash deposited by Magnus Carriers Corporation (“Magnus Carriers”) on behalf of the Company as security for the issue of a bank guarantee of $1.5 million (refer to note 17).

5.	Inventories

	December 31,	December 31,
	2006	2007

Lubricants	750	879
Bunkers	699	993
Provisions (Stores)	47	97
	1,496	1,969

6.	Vessels and Other Fixed Assets

Details are as follows:
	Other fixed assets	Cost of vessel	Special survey	Drydocking	Total
Cost
Balance at December 31, 2004	-	235,333	3,327	2,229	240,889
Additions	96	131,079	1,528	1,031	133,734
Balance at December 31, 2005	96	366,412	4,855	3,260	374,623
Additions	50	112,361	1,562	14,356	128,329
Proceeds received	-	-	-	(5,000)	(5,000)
Balance at December 31, 2006	146	478,773	6,417	12,616	497,952
Additions	37	399	1,439	4,705	6,580
Balance at December 31, 2007	183	479,172	7,856	17,321	504,532
Accumulated Depreciation and Amortization

Balance at December 31, 2004	-	(10,318)	(853)	(823)	(11,994)
Charge for the year	(9)	(19,437)	(920)	(1,038)	(21,404)
Balance at December 31, 2005	(9)	(29,755)	(1,773)	(1,861)	(33,398)
Charge for the year	(26)	(29,405)	(1,290)	(2,437)	(33,158)
Balance at December 31, 2006	(35)	(59,160)	(3,063)	(4,298)	(66,556)
Charge for the year	(25)	(30,628)	(1,186)	(5,299)	(37,138)
Balance at December 31, 2007	(60)	(89,788)	(4,249)	(9,597)	(103,694)

Net book value - December 31, 2006	111	419,613	3,354	8,318	431,396
Net book value - December 31, 2007	123	389,384	3,607	7,724	400,838

Agreements to sell three vessels were entered into in 2008. Refer to note 1, note 10 and note 20.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

6.	Vessels and Other Fixed Assets (continued)

Two vessels, M/T Altius and M/T Fortius, are employed under time charters with Deiulemar Compagnia di Navigazione S.p.A. (“Deiulemar”).  Under the Deiulemar charterparties, Deiulemar has the option to purchase 50% of each vessel’s equity upon the expiration of the charter for 50% of the difference between $29.5 million and the debt balance on each vessel.  If Deiulemar exercises this option, existing vessel technical managers will continue to provide technical management services and Deiulemar will have a right of first refusal for the provision of commercial management services for the purchased vessel or vessels.  The time charters with Deiulemar for M/T Altius and M/T Fortius are scheduled to expire in August and June 2009, subject to the above.

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

Under the ship management agreements with Magnus Carriers, the Group received $5 million during the year ended December 31, 2006, by way of a one-time accelerated payment in respect of the drydocking costs of the M/T Arius. This $5 million has been recognized as a reduction in the capitalized costs (refer to note 19).

During the year ended December 31, 2007, the Group received $1.4 million (2006: $158,000, 2005: nil) from Magnus Carriers for special survey and drydocking amortization, pursuant to the excess cost sharing arrangement contained in the management agreements (refer to note 17). The amount was received in respect of the difference between the amortization of actual drydocking and special survey expenses and the budgeted amounts and has been recognized as a reduction in these expenses (refer to note 19).

7.	Accounts Payable

	December 31,	December 31,
	2006	2007

Suppliers	8,002	5,765
Agents	615	713
Trade creditors	3,211	1,945
	11,828	8,423

8.	Accrued Liabilities

	December 31,	December 31,
	2006	2007

Accrued interest	4,613	1,562
Other accrued expenses	1,870	3,491
Crew payroll	484	233
Claims	322	11
	7,289	5,297

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

9.	Deferred Charges

Financing Costs

Net Book Value at December 31, 2004	1,646
Additions	2,824
Amortization	(837)
Deferred charges written-off	(761)
Net Book Value at December 31, 2005	2,872
Additions	2,981
Amortization	(877)
Deferred charges written-off	(762)
Net Book Value at December 31, 2006	4,214
Amortization	(1,308)
Net Book Value at December 31, 2007	2,906

10.	Long-Term Debt

Vessel		Balance as of December 31, 2007

M/T Altius		17,333
M/V CMA CGM Seine		13,565
M/T Ostria ex Bora		11,220
M/T Nordanvind		11,890
M/T High Land		9,043
M/T High Rider		8,708
M/T Arius ex Citius		7,201
M/V Ocean Hope		8,373
M/V Energy 1 ex CMA CGM Energy		10,885
M/V MSC Oslo ex SCI Tej		10,885
M/V Saronikos Bridge ex CMA CGM Makassar		13,565
M/T Fortius		17,332
M/T Chinook		32,600
M/T Stena Compass		56,100
M/T Stena Compassion		56,100
	Total	284,800

	Short term	284,800

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

10.	Long-Term Debt (continued)

Senior secured credit agreement

Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility, for the purposes of (a) refinancing amounts drawn under the previous $140 million term loan facility and $150 million revolving credit facility, (b) financing of the acquisition of M/T “Stena Compassion” and (c) general corporate purposes up to US$5 million. The facility has a term of five years and is subject to nine semi-annual scheduled commitment reductions of $11 million each, commencing six months from signature of the facility, with the remaining commitment to be reduced to zero or repaid in full in one installment in April, 2011 (see below for amended terms).

Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%. The effective interest rate at December 31, 2007 was 6.94% p.a. (2006: 6.62% p.a.) for the new credit facility.

The facility is guaranteed by the vessel-owning subsidiaries and secured by first priority mortgages over the vessels, first priority assignment of earnings and insurances of the mortgaged vessels, assignment of time charter contracts in excess of twelve months and pledge of earnings and retention accounts.

The credit facility contains various financial covenants,  requiring the Company to maintain (a) minimum hull cover ratios, (b) minimum liquidity, (c) minimum equity ratio and interest cover ratio, and (d) positive working capital. The facility also contains restrictions as to changes in the management and ownership of the vessels, limitation on incurring additional indebtedness and requires the Group’s two principal beneficial equity holders to maintain a beneficial ownership of no less than 10% each in the issued stock of the Company. In addition, Magnus Carriers is required to maintain a credit balance in an account with the lenders of at least $1 million (See also Note 19).

Primarily due to vessel out of service time during the years ended December 31, 2006 and December 31, 2007, the interest coverage ratio financial covenant contained in the debt agreement was not met during 2006 and 2007 and the lenders granted a relaxation from 3.00 to 1.00 to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007. With effect from January 3, 2007 the Company paid an increased margin of 1.75% above LIBOR.

On March 17, 2008 the lenders granted a further relaxation in the interest coverage ratio financial covenant from 3.00 to 1.00 to 2.25 to 1.00 for the periods ending December 31, 2007, March 31, 2008, June 30, 2008, with the ratio increasing to 2.75 to 1.00 for the period ending September 30, 2008 and returning to 3.00 to 1.00 for the period ending December 31, 2008. In order for this further relaxation to remain effective the Company has to meet the following conditions:

•	A reduction in the credit facility commitment level to $290 million with effect from April 3, 2008;

•
A reduction of the outstanding borrowings under the credit facility from the level of $284.8 million to $200 million, by disposal of vessels, by June 30, 2008, which, on June 20, 2008, was extended to August 31, 2008;

•
The Company’s continued payment of an increased margin of 1.75% above LIBOR until a compliance certificate is provided to its lenders advising the interest coverage ratio meets the required level of 3.00:1.00;

•	The Company’s not paying dividend for the quarter ended December 31, 2007; and

•	During the period of the interest coverage covenant relaxation any advance for new investments requires the consent of all of the lenders under the credit facility.

In the event that such disposal of vessels is not completed by August 31, 2008, the lenders may extend until September 30, 2008 subject to legally binding contract(s) for sale having been executed.

On April 17, 2008, the lenders approved an amendment to the working capital ratio financial covenant to exclude from its calculation voluntary and mandatory prepayments.

If the covenants are not met, the entire amount may become due and payable in 2008.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

10.	Long-Term Debt (continued)

As at December 31, 2007 repayments of the long-term debt under the new credit facility, assuming that the covenants of the credit facility will be met,  are due as follows:

2008	84,800
2011	200,000
Total amount	284,800

Settlement of fee agreement with bank

Certain loans with an aggregate outstanding amount of $135.7 million at December 31, 2004 contained additional participation arrangements with the Bank of Scotland. With $6.5 million of the proceeds of the Company’s initial public offering, these obligations were settled in full on June 17, 2005.

11.	Deferred Revenue

Deferred revenue
December 31, 2005	27,756
Amortization	(10,715)
December 31, 2006	17,041
Amortization	(6,010)
December 31, 2007	11,031

Short term	4,656
Long term	6,375
11,031

12.	Stock-Based Compensation

The Company’s 2005 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.

On March 28, 2007 the Company made grants of restricted common stock in the amount of 120,000 shares to the three non-executive directors.

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the restricted common stock awards which is determined by the closing price of the Company’s common stock trade on the NASDAQ on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables, except where indicated, expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

12.	Stock-Based Compensation (continued)

The fair value of each share on the grant date was $7.80. The fair value of the non-vested shares granted amounted to $247,000 and will be recognized as compensation cost in the income statement over the one-year vesting period.

On August 7, 2007 the Company made grants of restricted common stock in the amount of 80,000 shares to the two executive directors. The fair value of each share on the grant date was $9.90. The fair value of the non-vested shares granted amounted to $266,000 and will be recognized as compensation cost in the income statement over the one-year vesting period.

On April 10, 2008 the Company accelerated the vesting period of the 100,000 shares unvested as of December 31, 2007. These shares vested with effect from April 11, 2008 (See Note 20).

The summary of the status of the Company’s non-vested shares as of December 31, 2007 and movement during the year ended December 31, 2007 is as follows:

	Awards Number (No. of Shares)	Weighted Average Grant date Fair Value (US$)

January 1, 2007	-	-
Granted	200	$8.64
Vested	(100)	$8.64
December 31, 2007	100	$8.64

As of December 31, 2007 there was $0.5 million of unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at December 31, 2007 is expected to be recognized as a compensation expense over a weighted average period of four months.

13.     Stockholders’ Equity

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

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

13.	Stockholders’ Equity (continued)

(c) On November 28, 2005, the Company paid a dividend of $0.52 per share ($14.7 million) to existing stockholders.

(d) During the year ended December 31, 2006, the Company paid dividends of $0.89 per share ($25.2 million) to existing stockholders.

(e) During the year ended December 31, 2007, the Company paid dividends of $0.63 per share ($17.9 million) to existing stockholders.

14.	Revenue From Voyages

The Group operates on a worldwide basis in one operating segment – the shipping transportation market. The geographical analysis of revenue from voyages, based on point of destination, is presented as follows:

	December 31,	December 31,	December 31,
	2005	2006	2007

North America	-	5,962	21,901
Australia	-	5,609	2,302
Europe	27,413	25,406	22,974
Asia	30,896	34,710	26,603
Africa	4,186	9,169	11,816
South America	13,410	13,343	13,827
	75,905	94,199	99,423

During the year ended December 31, 2007, the Group received 64% of its income from four charterers (22%, 15%, 15% and 12%, respectively).
During the year ended December 31, 2006, the Group received 65% of its income from four charterers (31%, 13%, 11% and 10%, respectively).
During the year ended December 31, 2005, the Group received 91% of its income from five charterers (33%, 16%, 15%, 14% and 13%, respectively).

15.	Financial Instruments

Fair Values

The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due from managing agent, due to related parties, derivative financial instruments and trade and other payables.  The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.

Credit Risk

The Group believes that no significant credit risk exists with respect to the Group’s cash due to the spread of this risk among various different banks and the high credit status of these counterparties. The Group is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Group limits this exposure by entering into transactions with counterparties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Group by chartering its vessels to established international charterers (refer to note 14).

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

15.	Financial Instruments (continued)

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

The Group has entered into interest rate swap agreements detailed as follows:

Counterparty	Value Date	Termination Date	Notional Amount Dec. 31, 2007 / 2006	Maximum fixed rate Dec. 31, 2007 / 2006	Floating Rate	Fair value Dec. 31, 2006	Fair value Dec. 31, 2007

SMBC Bank	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	(505)	(1,103)

Bank of Ireland	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	(504)	(1,085)

HSH Nordbank	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	(502)	(1,054)

Nordea Bank	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	(506)	(1,054)

Bank of Scotland	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	(530)	(1,074)
						(2,547)	(5,370)

Nordea Bank*	03/01/06	03/06/09	46,667	4.885%	3-month LIBOR	340	(280)

Bank of Scotland**	03/01/06	03/06/09	46,667	4.885%	3-month LIBOR	331	(286)
						671	(566)

These interest rate swaps are used to hedge the interest expense arising from the Group’s long-term borrowings detailed in Note 10. The interest rate swaps allow the Group to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Group agrees with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

The total fair value change of the interest rate swaps indicated above is shown in the income statement. These amounts were a loss of $4 million for the year ended December 31, 2007, a loss of $1.8 million for the year ended December 31, 2006 and a gain of $950,000 for the year ended December 31, 2005. These fair values are based upon valuations received from the relevant financial institutions. The related asset or liability is shown under derivative financial instruments in the balance sheet.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

15.	Financial Instruments (continued)

*Effective April 3, 2008 this interest rate swap was replaced by the following:

Counterparty	Value Date	Termination Date	Notional Amount	Maximum fixed rate	Floating Rate
Nordea Bank
Interest rate swap:	03/04/08	04/04/11	23,333	4.14%	3-month LIBOR
Interest rate cap:	03/04/08	04/04/11	23,333	4.14%

**Effective April 3, 2008 this interest rate swap was replaced by the following:

Counterparty	Value Date	Termination Date	Notional Amount	Maximum fixed rate	Floating Rate
Bank of Scotland
Interest rate swap:	03/04/08	03/04/11	46,667	4.285%	3-month LIBOR
Interest rate floor:	03/04/08	03/04/11	23,333	4.285%

These two transactions effectively extended the maturity of the original interest rate swap transactions (refer to note 20).

16.	Changes in Assets and Liabilities

	December 31, 2005	December 31, 2006	December 31, 2007
(Increase) decrease in
Trade receivables	120	(1,784)	(259)
Other receivables	54	(112)	(861)
Inventories	(210)	(851)	(473)
Prepaid expenses	(192)	183	(1,343)
Due from managing agent	(84)	(360)	(370)
Due from/to related parties	(152)	(1,202)	3,089
Increase (decrease) in
Accounts payable, trade	936	7,230	(3,405)
Accrued liabilities	1,684	4,409	(1,992)
Deferred income	1,112	(1,216)	344
	3,268	6,297	(5,270)

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

17.	Commitments and Contingent Liabilities

(a) Commitments

Management agreements
From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers, a related party with common ultimate beneficial stockholders.  These ship management agreements were cancellable by the vessel-owning subsidiaries with two months notice, while Magnus Carriers had no such option. Under these agreements, Magnus Carriers provided both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries paid vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which increased by 3% annually and was subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers would bear the excess expenditures or benefit from the savings equally. Expenses that related to any improvement, structural changes or installation of new equipment required by law or regulation would be paid solely by the relevant subsidiary. Also, each of these agreements provided for the payment to Magnus Carriers of an initial management fee of $146,000 per annum for technical management services.

From November 30, 2005, Chinook Waves Corporation commenced operating the vessel M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH (“Ernst Jacob”). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary and received an initial annual management fee of Euro 128,000.

From August 8, 2007 there was an amendment in the terms of the commercial management agreement between Chinook Waves Corporation and Magnus Carriers dated October 1, 2007 where it was agreed that the annual $60,000 fee payable to Magnus Carriers under that agreement ceased with effect from August 1, 2007.

From August 31, 2007 notice of termination in relation to the twelve existing ship management agreements between Magnus Carriers and certain vessel-owning subsidiaries was delivered to and accepted by Magnus Carriers. The notice of termination included agreement to the termination of the Magnus Carriers’ warranty in respect of vessel operating expenses excesses over agreed budgets. In settlement of the warranty termination with effect from August 1, 2007, Magnus Carriers agreed to pay a total of $5 million comprising of nine monthly installments, commencing September 1, 2007 in an amount of $1 million, followed by equal instalments of $500,000 on the first of each subsequent month up to and including May 1, 2008.

From September 7, 2007 six vessel-owning subsidiaries entered into new technical ship management agreements with International Tanker Management Limited (“ITM”), based in Dubai. ITM and the vessel-owning companies of M/T Altius, Fortius, High Land, High Rider, Ostria and Arius have entered into annual ship management agreements, which are cancellable by either party with two months notice.

With effect from October 1, 2007 certain vessel-owning subsidiaries entered into commercial management agreements with Magnus Carriers for all vessels except Stena Compass and Stena Compassion. The commercial management agreements commence as of the date on which the vessels are delivered into the technical management of technical managers other than Magnus Carriers Corporation and shall continue from year to year until they are terminated by either party giving to the other not less than two calendar months notice in writing of their intention to terminate the same. Under these agreements the commercial manager shall receive 1.25% of the gross earnings on any charter or in the event that no commission on the gross earning on any charter is payable the vessel-owning company shall pay the sum of $7,000 monthly in advance. Under the sale/purchase of the vessel, the vessel-owning company shall pay the commercial manager 1.0% of the gross sale/purchase price as agreed between the vessel-owning company and the buyers.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

17.	Commitments and Contingent Liabilities (continued)

On November 29, 2007 Jubilee Shipholding S.A. entered into a new technical ship management agreement with Barber Ship Management Singapore Pte Ltd, based in Singapore. Barber Ship Management Singapore Pte Ltd and the vessel-owning company of M/V Ocean Hope have entered into an annual ship management agreement, which is cancellable by either party with two months notice.

Rental agreement
On November 21, 2005 AMT Management Ltd entered into an office rental agreement with a related party, a company with common ultimate beneficial stockholders, with effect from December 1, 2005 for ten years at a monthly rental of Euro 4,000 plus stamp duty (approximately $6,000).

On October 1, 2007 AMT Management Ltd entered into an additional office rental agreement with a related party, a company with common ultimate beneficial stockholders, with effect from October 1, 2007 for nine years at a monthly rental of Euro 4,000 plus stamp duty (approximately $6,000).

The following table sets out long-term commercial obligations for rent and management fees, outstanding as of December 31, 2007:

	Rent	Management fees	Total
2008	146	2,380	2,526
2009	154	-	154
2010	162	-	162
2011	169	-	169
2012 and thereafter	838	-	838
	1,469	2,380	3,849

(b) Contingencies

Legal proceedings
Other than those listed below, there are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group’s business.  In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group’s results of operations, financial position or cash flows.

On June 18, 2007 a bank guarantee was issued as security for a claim made by Trafigura Beheer BV, the charterers of M/T Ostria, against the vessel-owning company, Ostria Waves Ltd.  for an amount of $1.5 million alleging that such amount is due under the charter agreement due to vessel out of service time.  Security for the bank guarantee was obtained from Magnus Carriers in the form of cash deposited in a restricted account in the name of Ostria Waves Ltd with the issuing bank (refer to note 4).

ST Shipping, the charterer of the Arius, brought a claim against the Company in the amount of $1.3 million alleging that such amount is due under the charter agreement due to an indemnity claim arising under the charter party.  On June 20, 2008, the Company entered into a corporate guarantee as security for the claim.  The maximum amount that the Company may be required to pay under the corporate guarantee is $2 million.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

18.	Taxation

The Group is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies’ vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of income.

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.

19.	Transactions Involving Related Parties

(a) Management fees
The vessel-owning companies included in the Group receive technical and commercial management services from Magnus Carriers, a company with common ultimate beneficial stockholders, pursuant to ship management agreements. Under these agreements, the Group paid management fees of $1.8 million for the year ended December 31, 2007, $1.8 million for the year ended December 31, 2006 and $1.5 million for the year ended December 31, 2005 which is separately reflected in the statements of income.

(b) Commissions
Magnus Carriers and Trampocean S.A., related companies with common ultimate beneficial stockholders, provide chartering services to the vessel-owning companies included in the Group at a commission of 1.25% of hires and freights earned by the vessels on new charters or $7,000 per month per vessel where no 1.25% commission is payable. The Group paid these companies fees for chartering services of $368,000 for the year ended December 31, 2007, $34,000 for the year ended December 31, 2006 and $50,000 for the year ended December 31, 2005. These commissions relate to agreements between Magnus Carriers and the vessel-owning subsidiaries. Under the new ship management agreements, Magnus Carriers will be paid 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for the Group.

(c) Rental agreement
During 2005 and 2007, the Group entered into a rental agreement with a related party, a company with common ultimate beneficial stockholders (see note 17). The Group paid $80,000 to the related party during the year ended December 31, 2007 (2006 $62,000 and 2005 $4,000).

(d) Amounts due to/from related parties
Amounts due to related parties were $594,000 at December 31, 2007 and amounts due from related parties were $2.5 million at December 31, 2006. These amounts represent payments less receipts made by the Group on behalf of (i) other vessel-owning companies with common ultimate beneficial stockholders with the Group, consisting of $27,000 (due from) at December 31, 2007 and $27,000 (due from) at December 31, 2006, (ii) Magnus Carriers Corporation, consisting of $805,000 (due to) at December 31, 2007 and $2.5 million (due from) at December 31, 2006, (iii) Rocket Marine which is a wholly-owned subsidiary of Aries Energy Corporation, consisting of $218,000 (due from) at December 31, 2007 and nil at December 31, 2006; and (iv) board of directors for the non-vested shares dividends’ payment according to the Company’s 2005 Equity Incentive Plan (refer to note 12), consisting of $34,000 (due to) at December 31, 2007. There are no terms of settlement for these amounts, as of December 31, 2007.

(e) Crewing
Part of the crewing for the Group is undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. The Group paid manning fees of $107,000 for the year ended December 31, 2007, $288,000 for the year ended December 31, 2006 and $310,000 for the year ended December 31, 2005.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

19. Transactions Involving Related Parties (continued)

(f) General and administrative expenses
During the year ended December 31, 2007 the Group paid directors’ fees of $839,000 (2006 $619,000 and 2005 $467,000). Such fees are included in general and administrative expenses in the accompanying consolidated statements of income.

(g) Contributions under management agreements
During the year ended December 31, 2007 the Group received an additional $6.1 million (2006 $6.5 million and 2005 $812,000) from Magnus Carriers under the ship-management cost-sharing agreements for vessel operating expenses and under the termination agreement (refer to note 17). These amounts are reflected in the operating expenses of the vessels in the income statement. Also received during the year ended December 31, 2007 was an amount of $1.4 million (2006 $159,000 and 2005 $NIL) for special survey and drydocking amortization. This amount is reflected in the amortization and drydocking expense in the income statement. During the year ended December 31, 2006 the Group received $5 million in full and final settlement by Magnus Carriers of the drydocking expenses incurred by M/T Arius. This amount has been deducted from the vessel’s drydocking expenses (refer to note 6).

(h) Vessel purchase
Aries Maritime exercised its right to acquire the M/T Chinook under the Right of First Refusal Agreement with Magnus Carriers in October 2005. The acquisition was offered to Aries Maritime by Magnus Carriers on either of two bases; (a) with retention of the five year head charter dated June 16, 2003 between the sellers and Pacific Breeze Tankers Ltd. (a joint venture company, 50% of which is ultimately owned between Mons Bolin, President and Chief Executive Officer of Aries Maritime and Gabriel Petridis equally) as charterers, at a rate of $13,000 per day, in which case the purchase consideration would be $30.6 million, or (b) without the head charter, in which case the purchase consideration would be $32.6 million. Aries Maritime exercised its right on basis (b). The total purchase consideration of $32.6 million for the M/T Chinook, paid on November 30, 2005, comprised purchase consideration under the terms of a Memorandum of Agreement dated October 25, 2006 of $30.6 million and a $2 million additional purchase consideration to the sellers under the terms of a separate agreement relating to the termination of the head charter.

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

(i) Commercial management agreements
From October 2007 twelve vessel-owning companies entered into new commercial management agreements with Magnus Carriers. The main objective of this agreement is for the commercial manager to enter into arrangements for the commercial employment, marketing and commercial operation of the vessels and other related activities so as to secure for the Company the highest possible earnings for the vessels.

(j) Minimum liquidity
Under the Group’s new credit facility, Magnus Carriers is required to maintain at least $1 million in an account with the lenders (See Note 10).

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Consolidated Financial Statements (continued)

20.           Post Balance Sheet Events

a) On March 3, 2008 the Company announced that it has reached an agreement to sell the Arius to an unrelated party for net proceeds of $21.8 million. The vessel was delivered to their new owners on June 10, 2008. The gain on the sale of the vessel amounted to $10.1 million. The Company paid 1% of the purchase price as sales commission to Magnus Carriers. The Company also paid a 1% commission to a brokerage firm of which one of the Company’s directors is a shareholder.

On March 25, 2008 the Company announced that it had reached an agreement to sell both the MSC Oslo and its sister ship, the Energy 1, to an unrelated party for net proceeds totalling $39.9 million. The vessels were delivered to their new owners on April 30, 2008 and June 2, 2008. The gain on the sale of the two vessels amounted to $5.3 million. The Company paid 1% of the purchase price as sales commission to Magnus Carriers.

The following represent the operating results of the three vessels for the year ended December 31, 2007:

Revenues:                       $18.3 million
Expenses:                      ($20.8 million)

b) On April 7, 2008 the Company transacted interest rate hedging with Bank of Scotland, effective April 3, 2008, comprising simultaneous cancellation of the existing hedging transaction and replacement with similar longer term hedging instruments (refer to note 15).

c) On April 11, 2008 the board of directors of the Company resolved to accelerate the vesting of the 100,000 shares unvested as of December 31, 2007 of 200,000 shares awarded during 2007 under grants of restricted stock to Directors. The new vesting date is April 11, 2008 (refer to note 12).

d) On April 15, 2008 the Company transacted interest rate hedging with Nordea Bank, effective April 3, 2008, comprising simultaneous cancellation of the existing hedging transaction and replacement with similar longer term instruments (refer to note 15).

e) On March 17, 2008 and April 17, 2008, the Company agreed certain amendments to the facility agreement (refer to note 10).

f) In March 2008, the Company announced the resignation of Richard J.H. Coxall from his position as Chief Financial Officer and Director.

g) In June 2008, the Company announced the appointment of Ioannis Makris as Chief Financial Officer.

ITEM 19.	EXHIBITS

Number		Description of Exhibits

1.1	____	Articles of Incorporation of Aries Maritime Transport Limited (1)

1.2	____	Bye-laws of the Company (2)

4.1	____	Credit Agreement, dated April 3, 2006 by and among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers. (3)

4.2	____	First Supplemental Agreement, dated August 24, 2006 by and between the Company and The Bank of Scotland relating to the Credit Agreement. (4)

4.3	____	Second Supplemental Agreement, dated January 22, 2007 by and among the Company, certain subsidiaries, The Bank of Scotland and Magnus Carriers Corporation relating to the Credit Agreement. (5)

4.4	____	Third Supplemental Agreement, dated March 2, 2007 by and among the Company, certain subsidiaries, The Bank of Scotland and Magnus Carriers Corporation relating to the Credit Agreement. (6)

4.5	____	Form of Equity Incentive Plan. (7)

4.6	____	Fourth Supplemental Agreement, dated July 2007, by and among the Company, certain subsidiaries, Magnus Carriers Corporation and The Bank of Scotland relating to the Credit Agreement.

4.7	____	Fifth Supplemental Agreement, dated June 11, 2008, by and among the Company and The Bank of Scotland relating to the Credit Agreement.

8.1	____	List of Subsidiaries (8)

12.1	____	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer.

12.2	____	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer.

13.1	____	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	____	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 (Registration No. 333-124952).

(2) Incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form F-1 (Registration No. 333-124952).

(3) Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005 filed on April 18, 2007.

(4) Incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006 filed on April 20, 2007.

(5) Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006 filed on April 20, 2007.

(6) Incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006 filed on April 20, 2007.

(7) Incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1/A (Registration No. 333-124952).

(8) Incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006 filed on April 20, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ARIES MARITIME TRANSPORT LIMITED

	By:	/s/ Mons S. Bolin
Name: Mons S. Bolin Title: Chief Executive Officer
June 30, 2008

SK 23248 0002 896241 v2