Form 20-F
period 2008-12-31
Aries Maritime Transport LTD
filed 2009-06-26
CIK 1322587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

 OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report. . . . . . . . . . . . . . . .

Commission file number 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Exact name of Registrant as specified in its charter)

Aries Maritime Transport Limited
(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

18 Zerva Nap., Glyfada, 166 75, Greece
(Address of principal executive offices)

Mr. Jeffrey Owen Parry
Tel:  + 30 210 898 3787, Fax: + 30 210 898 3788
E-mail: jparry@ariesmaritime.com
(Name, Telephone, E-mail and/or Facsimile number and Address of
Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

i

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2008, there were 28,841,877 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes  ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes  ☒ No
Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes  ☒ No

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In this report, "we," "us," "our," "Aries Maritime Transport Limited," and "the Company," all refer to Aries Maritime Transport Limited Inc. and its subsidiaries.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith.  This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance.  This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should" and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, the proposed transaction with Grandunion, Inc., future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and product tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters and anticipated developments with respect to any pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; default by one or more charterers of our vessels; our ability to complete documentation of agreements in principle; changes in demand for oil and oil products; the effect of changes in OPEC’s petroleum production levels; worldwide oil consumption and storage; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; additional time spent in completing repairs; changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, drydocking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; domestic and international political conditions; potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists; material adverse events affecting either Aries Maritime Transport Limited or Grandunion or the ability of Aries Maritime Transport Limited and Grandunion to enter into definitive agreements; and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. Aries Maritime Transport Limited and Grandunion are not obligated to enter into a definitive agreement and the change of control transaction described in this report may never occur.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Unless the context otherwise requires, as used in this report, the terms ''the Company,'' ''we,'' ''us,'' "the Group" and ''our'' refer to Aries Maritime Transport Limited and all of its subsidiaries, and ''Aries Maritime Transport Limited'' refers only to Aries Maritime Transport Limited and not to its subsidiaries.  We use the term deadweight, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term Twenty-Foot Equivalent Units, or TEUs, in describing the size of vessels carrying containers. The size of one TEU is equivalent to 20 feet by 8 feet by 8 feet 6 inches (that is, 5.9 metres by 2.35 metres by 2.39 metres).

A.              Selected Financial Data

The following selected consolidated and combined financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2008, 2007, 2006, 2005 (date of incorporation) and from our predecessor combined carve-out financial statements for the year ended December 31, 2004. The information is only a summary and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements and notes thereto contained in this report. During 2008, we sold three vessels. The results of these vessels as well as the related gains on sales have been classified as discontinued operations. The selected consolidated and combined financial information have been amended to reflect the sale of these three vessels as discontinued operations. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion in "Item 5. Operating and Financial Review and Prospects — Lack of Historical Operating Data for Vessels Before their Acquisition."

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
	(Dollars in thousands except per share data and fleet data)

Statement of Operations Data (for period ending)
Operating revenues	35,850	52,020	76,347	81,080	81,331
Vessel operating expenses	(9,278)	(12,540)	(19,276)	(23,996)	(31,730)
Management fees	(686)	(1,106)	(1,554)	(1,700)	(1,860)
General & administrative expenses	-	(1,601)	(3,938)	(5,518)	(7,878)
Depreciation	(8,790)	(12,707)	(22,684)	(23,883)	(23,912)
Impairment charge		-	-	-	(30,075)
Amortization of drydocking and special survey expenses	(1,287)	(1,372)	(1,947)	(2,626)	(3,997)
Net operating income/ (loss) from continuing operations	29,547	22,080	23,460	19,189	(26,561)
Other income (expenses), net	75	(151)	(146)	(156)	(213)
Net income/ (loss) from continuing operations	23,759	12,903	7,169	(1,861)	(49,062)
Net income/ (loss) from operations	25,273	14,771	2,199	(8,733)	(39,828)
Earnings/ (loss) per share (basic and diluted) continuing operations	1.47	0.56	0.25	(0.07)	(1.71)
Earnings/ (loss) per share (basic and diluted)	1.56	0.64	0.08	(0.31)	(1.39)
Cash dividends declared per share	-	0.52	0.89	0.63	0.10
Weighted average number of shares (basic and diluted)	16,176,877	23,118,466	28,416,877	28,478,850	28,634,186

Balance Sheet Data (at period end)
Cash and cash equivalents	5,334	19,248	11,612	12,444	4,009
Restricted cash	4,803	10	3,242	39	8,510
Total current assets	12,371	22,438	22,430	20,199	19,741
Total assets	245,725	377,898	458,040	425,491	317,777
Total current liabilities	34,666	21,356	29,622	311,997	251,489
Current portion of long-term debt	21,910	-	-	284,800	223,710
Long-term debt, net of current portion	185,050	183,820	284,800	-	-
Total liabilities	229,072	222,217	325,452	318,372	252,261
Total stockholders' equity	16,653	155,681	132,588	107,119	65,516

Other Financial Data (for period ending)
Net cash provided by operating activities	21,899	36,974	24,215	17,581	2,901
Net cash (used in) / provided by investing activities	(161,773)	(114,001)	(101,815)	(2,008)	61,083
Net cash provided by / (used in) financing activities	144,541	90,941	69,964	(14,741)	(72,419)
Net increase (decrease) in cash and cash equivalents	4,667	13,914	(7,636)	832	(8,435)
Cash dividends paid	-	(14,776)	(25,292)	(17,970)	(2,862)

Fleet Data (at period end)
Number of product tankers owned	7	8	10	10	9
Number of container vessels owned	3	5	5	5	3

(All amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2004	2005	2006	2007	2008
ADJUSTED EBITDA(1)
NET INCOME/ (LOSS)	23,759	12,903	7,169	(1,861)	(49,062)
Plus Net interest expense	6,074	9,556	14,357	16,834	15,773
Plus Depreciation and Amortization	1,022	4,787	12,957	20,499	19,795
Plus Impairment charge	-	-	-	-	30,075
Plus/ (minus) Change in fair value of derivatives	(211)	(531)	1,788	4,060	6,515
Plus Stock based compensation expense		-	-	1,232	1,084
ADJUSTED EBITDA	30,644	26,715	36,271	40,764	24,180

(1) We consider Adjusted EBITDA to represent the aggregate of net income / (loss) from continuing operations, net interest expense, depreciation, amortization (excluding the effect of the amortization of the deferred charter revenue due to the assumption of charters associated with certain vessels acquisitions), change in the fair value of derivatives, stock-based compensation expense and impairment charge.  The Company's management uses Adjusted EBITDA as a performance measure.  The Company believes that Adjusted EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs.  Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP.  The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

B.             Capitalization and Indebtedness

Not applicable.

C.             Reasons for the Offer and Use of Proceeds

Not applicable.

D.             Risk Factors

The following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market and ownership of our common stock. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Industry Specific Risk Factors

Charter rates for product tankers and container vessels have declined significantly and may decrease in the future, which may adversely affect our earnings.

The product tanker and container vessel sectors are cyclical with volatility in charter hire rates and industry profitability. The degree of charter hire rate volatility among different types of product tankers and container vessels has varied widely and after reaching historical highs in mid-2008, charter hire rates for product tankers and container vessels have declined significantly from historically high levels. If the shipping industry is depressed in the future when our charters expire, our revenues, earnings and available cash flow may be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. Four of our period charters (one container vessel and three product tankers) are scheduled to expire during 2009. In addition, three of our product tankers are currently in the spot market. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. Our ability to re-charter our vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker and container vessel markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products and container transportation. The factors affecting the supply and demand for product tankers and container vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for vessel capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and vessel equipment;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the number of vessels that are out of service; and

•	port or canal congestion.

If the number of new vessels delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

Please see the information contained in the table of vessel information under "Item 4 – Information on the Company – Business Overview – Our Fleet." The period charter expiration dates for all our vessels are detailed in the table under "Charter Expiration," except for the three product tankers that are currently employed in the spot market.

Please see the information contained in "Item 5 – Operating and Financial Review and Prospects – Operating Results – Important Factors to Consider When Evaluating our Historical and Future Results of Operations."

The downturns in the product tanker and container vessel charter markets may have an adverse effect on our earnings, affect compliance with our loan covenants and our ability to pay dividends if reinstated in the future.

Charter rates for product tankers have declined sharply since the end of 2008. For example, the Baltic Clean Tankers Index (BCTI), a measure of international clean tanker routes and a selection of basket and individual time charter equivalents (TCEs), dropped from 839 points before the end of 2008 to 372 points as at March 31, 2009. According to industry sources, the average spot market rate for an MR tanker transporting 38,000 tonnes of gasoline to the US reached a low of W62.5, or $604 per day, on April 2009, compared to a high of $20,000 reached during 2008. The decline in charter rates in the product tanker market has resulted in a commensurate decline in our tanker vessel values affecting our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

Container vessel charter rates have also declined sharply since the end of 2008. Charter rates and vessel values in the container sector continued to be placed under downward pressure from the decline in freight rates resulting from the decrease in the transportation of cargoes by container vessels. The Howe Robinson Containership Index (HRCI), a measure of international container vessel charter rates, dropped from 498 points before the end of 2008 to 379 points as at March 31, 2009. The container market remains under the pressures of a slowdown in trade activities and reduced demand for cargo traffic. While the charter rates for bulk carriers declined substantially in the second half of 2008, the fall has stabilized and recovered moderately in 2009.

We are currently in breach of certain of our financial covenants contained in our fully-revolving credit facility.  Please see "Item 5. Operating Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness."

In September 2008, our board of directors determined, after careful consideration of various factors, to suspend the payment of cash dividends in order to preserve capital and to allow management to focus on improving the Company's long-term strength and operational results.

If the current low charter rates in the product tanker and container markets continue through any significant period in 2009 and 2010, when time charters for our seven vessels that are employed on time charter expire and we are consequently exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to extend the period in which we suspend dividend payments and/or sell vessels in our fleet.

In addition, the Company's impairment analysis as of December 31, 2008 resulted in an impairment loss of $(30,075) and is reflected in the accompanying 2008 Consolidated Statements of Operations. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods. No impairment loss was recorded in the years ended December 31, 2006 and 2007.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate that a significant number of the port calls made by our vessels will continue to involve the loading or discharging of commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. This rate of growth declined significantly in the second half of 2008 and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (OECD) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

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

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the product tanker and container vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be adversely affected.

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, waiting days in ports, as well as strong overall economic growth in parts of the world economy including Asia. Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Factors that tend to decrease tanker supply include the conversion of tankers to non-tanker purposes and the phasing out of single-hull tankers due to legislation and environmental concerns. We believe that the current order book represents a significant percentage of the existing fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, upon the expiration or termination of our vessels' current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

An over-supply of container vessel capacity may lead to further reductions in charter hire rates and profitability.

The market supply of container vessels has been increasing, and the carrying capacity (measured in TEUs) on order is at an historic high. This has led to an over-supply of container vessel capacity, resulting in a reduction of charter hire rates and a decrease in the value of our container vessels. The reduction in rates may, under certain circumstances, affect the ability of our customers who charter our container vessels to make charter hire payments to us.  This and other factors affecting the supply and demand for container vessels and the supply and demand for products shipped in containers are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of June 25, 2009, we had total outstanding indebtedness of $223.7 million.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our fully revolving credit facility or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the Nasdaq Global Market to decline and could cause the price of our common shares to continue to decline.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in April 2009, the Maersk Alabama, a cargo vessel not affiliated with us, was captured by pirates off the coast of Somalia and was released following military action by the U.S. Navy. In November 2008, the Sirius Star, a tanker vessel not affiliated with us, was also captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

Fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  As of the date of this report, each of our vessels is ISM code-certified.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us.  Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, while we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends to our shareholders in the future.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations.

We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our container shipping business.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

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

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on our customers that charter container vessels from us and, under certain circumstances, may affect their ability to make charter hire payments to us under the terms of our charters.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in the future.

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

Maritime claimants could attach our assets under United States Supplemental Admiralty Rule B ("Rule B"), which could interrupt our financial condition, cash flows and results of operations.

It is possible that we could be sued and the plaintiff could use Rule B to attach our assets located in the United States.  Rule B provides that where a defendant is not "found" for jurisdictional purposes within the United States federal district in which a Rule B action is commenced, a plaintiff with a valid maritime claim can, ex parte, attach or garnish the defendant's tangible or intangible property located in such federal district.  Certain United States' courts have broadly defined what constitutes a maritime claim and this exposes defendants to a greater risk of attachment.  Under Rule B, the property sought to be attached must be in the possession of the garnishee (such as a bank) and recently certain United States' courts have held that this can include Electronic Funds Transfers, or EFTs, passing through an intermediary money center bank (a substantial number of which are in the Southern District of New York), on their way to or from overseas financial institutions.

We currently maintain an office in Greenwich, Connecticut. Although this may provide a defense to a Rule B attachment, it is still possible that our assets could be attached by a plaintiff pursuant to Rule B while passing through the United States.  In particular, we frequently transact business in United States Dollars and attachments of EFTs passing through New York may unexpectedly freeze funds transfers to or from us.  Attachments of our assets under Rule B could have a material adverse effect on our financial condition, cash flows and results of operations.

According to rulings by certain United States' courts, it may be possible to prevent Rule B attachments in the Southern District of New York by registering with the Secretary of State of New York as a foreign corporation licensed to do business in the State of New York and appointing an agent for service of process in the Southern District.  However, after consideration, we have decided not to pursue such course of action.  We may decide in the future to both register with the New York Secretary of State as a foreign corporation licensed to do business in New York and appoint an agent for service of process in the Southern District of New York and this may add certain costs to our operations.

Governments could requisition our vessels during a period of war or emergency without adequate compensation.

A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition and results of operations.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Company Specific Risk Factors

We are in breach of certain financial covenants contained in our fully-revolving credit facility, and if we are not successful in obtaining a waiver and amendment to our credit facility, our lenders may declare an event of default and accelerate our outstanding indebtedness, which would impair our ability to continue to conduct our business.

Our credit agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	the aggregate fair market value of our vessels ("Security Value") must be no less than 140% of the aggregate outstanding loans under the fully revolving credit facility ("Security Requirement");

•	our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

•
minimum liquidity consisting of free cash and cash equivalents plus any undrawn element of the $5.0 million portion of the credit facility available for general corporate purposes, which must be no less than the aggregate of 5% of interest bearing debt and 5% of the $5.0 million portion of the credit facility available for general corporate purposes;

•
our current liabilities, excluding deferred revenue, derivative financial instruments and voluntary and mandatory prepayments, may not exceed our current assets, excluding derivative financial instruments and the value of any ship committed for sale; and

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis.

In addition, pursuant to the Fifth Supplemental Agreement to the facility entered into in June 2008, we were required to reduce the outstanding borrowings under the facility from $284.8 million to $200.0 million, by disposal of vessels, by August 31, 2008. We subsequently sold three of our vessels for net proceeds of $59.6 million. In addition, we expect to receive net proceeds of $2.3 million from the sale of the Ocean Hope, which we expect to deliver to its new owners between June 29 and July 15, 2009. We are currently not in compliance with the requirements of the Fifth Supplemental Agreement. Specifically, the amended interest coverage financial covenant ratio was not met during the year ended December 31, 2008 and we failed to reduce the outstanding borrowings to $200 million. In addition, as of December 31, 2008, we were in breach of our equity ratio financial covenant as defined in the credit agreement. The lenders gave notices to us on October 27, 2008, December 24, 2008, February 6, 2009 and April 3, 2009 stating that certain events of default have occurred and continue to occur. The lenders advise that it is not their immediate intention to take enforcement action but they reserve their rights to do so. As of December 31, 2008, and as of the date of this report, we continue to be in breach of the following covenants:

•	An equity ratio of not less than 35%;

•	An interest coverage ratio (as defined in the facility agreement) of not less than 3.00 to 1.00;

•	The reduction of the outstanding borrowings to $200 million in accordance with the Fifth Supplemental Agreement; and

•	A working capital, including the amount of $223.7 million of debt reflected as current, of not less than zero.

Our credit agreement also requires the Group's two principal beneficial equity holders to maintain a beneficial ownership of no less than 10% each in the issued stock of the Company. Moreover, the credit agreement also prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. In September 2008, our board of directors determined to suspend the payment of cash dividends in order to preserve capital and to allow management to focus on improving the Company's long-term strength and operating results.

Each of the following constitutes an event of default under the credit agreement:

•	the failure to pay principal, interest, fees, expenses or other amounts when due;

•	breach of certain financial covenants, including those which require Magnus Carriers, a related party, to maintain a minimum cash balance;

•	the failure of any representation or warranty to be materially correct;

•	the occurrence of a material adverse change (as defined in the credit agreement);

•	the failure of the security documents or guarantees to be effective;

•	judgments against us or any of our subsidiaries in excess of certain amounts;

•	bankruptcy or insolvency events; and

•	the failure of our principal beneficial equity holders to maintain their investment in us.

Furthermore, due to the current financial turmoil that has significantly affected the industry and our vessels' values, our lenders notified us on April 9, 2009 that the Security Value of our vessels was less than the Security Requirement. We are currently in discussions with our lenders about the applicability of the valuations that formed the basis for the lenders notification.

A violation of our financial covenants constitutes an event of default under our credit facility, which would, unless waived by our lenders, provide our lenders with the right to require us to refrain from declaring and paying dividends and borrowing additional funds under the credit facility, post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business. A total of $223.7 million of indebtedness has been reclassified as current liabilities in our audited consolidated balance sheet for the year ended December 31, 2008, included in this report.

If current market conditions continue, we do not expect that we will be able to meet all financial covenants of our credit facility in the foreseeable future in the absence of further agreement with our lenders. We are currently in discussions with our lenders to restructure our facility including amendments to certain financial covenants, although we cannot assure you that we will be successful reaching an agreement with our lenders.  In addition, in connection with any waiver and/or amendment to our credit facility, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our credit facility. These restrictions may limit our ability to, among other things, pay dividends in the future, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

      On June 24, 2009, we signed a non-binding letter of intent (LOI) with Grandunion, a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of Aries Maritime and a change of control of our board of directors. Please see “Item 4.A. History and Development of the Company – Recent Developments” for further information concerning the LOI.

The market value of our vessels have declined and may further decrease, which could lead to a default under our fully revolving credit facility, the loss of our vessels and/or we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels have generally experienced high volatility and have recently declined significantly. Our fully revolving credit facility requires us to meet certain financial covenants.  For instance, if the market value of our fleet declines below 140% of the aggregate outstanding principal balance of our borrowings under our fully revolving credit facility, we will not be in compliance with certain provisions of our credit facility and our lenders may declare an event of default unless we are able to pledge additional collateral or repay our outstanding borrowings.  As of May 11, 2009, our lenders have notified us that we are currently in breach of the minimum security requirement contained in our fully revolving credit facility as a result of the decline in the fair market value of our vessels based on valuations which we believe are not valid based on the lack of liquidity in the vessel sale and purchase market as noted in the various disclaimers contained in the valuations obtained by our lenders.  We are currently in discussions with our lenders regarding the alleged breach; however there can be no assurance regarding the outcome of our discussions.  Our lenders have notified us that we are in breach of various other covenants contained in our loan agreement and we may be unable to refinance our debt or obtain additional financing.  Please read "Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness" for information concerning the breach of loan covenants contained in our fully revolving credit facility.

In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly we may have to record an impairment adjustment in our consolidated financial statements which could adversely affect our financial results.

We pay interest under our fully revolving credit facility at a rate of LIBOR plus a margin of 1.75%.  If the market value of our vessels further declines, we may pay a higher margin under the terms of our fully revolving credit facility. You should read "Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness" for additional information concerning our fully revolving credit facility.

The fair market value of our vessels, which have experienced high volatility and have recently declined significantly, may fall further from their currently depressed levels, and we may have to record a further impairment adjustment to our financial statements, which would adversely affect financial results.

If the fair market value of our vessels, deteriorates significantly from their currently depressed levels, we may have to record a further impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. In addition, as discussed below, our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our audited financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern.

Our incurrence of a net loss during the years ended and December 31, 2008 and December 31, 2007, our net working capital deficit and our inability to adhere to certain financial covenants under our fully revolving credit facility raise substantial doubt about our ability to continue as a going concern.

During the years ended December 31, 2008 and December 31, 2007, we incurred losses of $39.8 million and $8.7 million, respectively. As at December 31, 2008, we reported a working capital deficit of $231.7 million, which includes $223.7 million of debt reflected as current, and have not met certain of our financial covenants under our fully revolving credit facility. As a result, it is likely that we may continue to not meet the covenants of our credit facility for the foreseeable future and in the absence of our lenders' consent, our outstanding indebtedness would be immediately due. We have plans in place to improve our performance and financial strength. These plans mainly relate to the reduction of vessel operating expenses and potential sales of one or more vessels to strengthen our financial position in addition to plans for enhancing our equity capital. Therefore, our ability to continue as a going concern is dependent on our ability to achieve the sale of the vessels and to continue to improve our performance, which includes achieving profitable operations in the future, and the continued support of our lenders. Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our consolidated financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern.  Our consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Although we believe that the actions presently being taken to further implement our business plan, to sell one or more vessels and generate revenues, will provide the opportunity for us to continue as a going concern, there can be no assurances to that effect. On June 24, 2009, we signed a non-binding letter of intent (LOI) with Grandunion, a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of Aries Maritime and a change of control of our board of directors. Please see “Item 4.A. History and Development of the Company – Recent Developments” for further information concerning the LOI.

Servicing our debt will substantially limit our funds available for other purposes, such as vessel acquisitions and the payment of dividends, if any, in the future.

We are currently in default of certain financial covenants contained in our credit facility as explained above and in 'Item 5: Operating and Financial Review and Prospects', including the requirement to reduce the amount outstanding to $200 million by the sale of vessels by August 31, 2008, and we are under negotiation with our lenders about obtaining relevant debt waivers and restructuring our existing credit facility.  We may be unable to restructure or refinance our existing credit facility on terms that are favorable to us or at all. A large part of our cash from operations may be required to pay principal and interest on our debt. Our debt service payments will reduce our funds available for other purposes, including those that may be in the best interests of our shareholders. We cannot assure you that our future cash flows will be adequate to fund future vessel acquisitions or to pay dividends.

For fiscal year 2008, we were dependent upon three significant charterers for the majority of our revenues and we will need to find new employment for these vessels in the currently depressed charter market, which may adversely affect our results of operations and cash flows.

We have historically derived a significant part of our revenue from a small number of charterers. During 2008, approximately 55% of our revenue was derived from three charterers, Stena Group, Deiulemar Compagnia di Navigazione S.p.A and CMA CGM S.A. One of our charter agreements with Deiulemar  Compagnia di Navigazione S.p.A. expired in June 2009 and the other is set to expire later in 2009 and we will need to seek new employment for these two vessels in the currently depressed charter market.  The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition. Further, after the sales of three vessels in April and June 2008, we now operate a fleet of 12 vessels. Assuming that we sell one or more additional vessels in order to reduce our outstanding balance under our credit facility, we will operate a smaller fleet. As the size of our fleet decreases, we will become increasingly dependent upon a limited number of charterers for our revenues.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

Our charters may terminate earlier than the dates indicated in the section "Our Fleet" in "Item 4 – Information on the Company."  The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

The time charters for six of our vessels currently provide for charter rates that are above current market rates. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, results of operations, cash flows and financial condition may be adversely affected.

In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our ability to obtain additional debt financing may depend on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining that capital. Our inability to obtain additional financing or our ability to obtain additional financing at higher than anticipated costs may materially and adversely affect our business, results of operations, cash flows and financial condition.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chief Executive Officer, Jeffrey Owen Parry and our Chief Financial Officer, Ioannis Makris. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain "key man" life insurance on any of our officers.

Our board of directors has determined to suspend the payment of cash dividends in order to preserve capital and to allow management to focus on improving our operating results, and until conditions improve in the international shipping industry and credit markets, it is unlikely that we will reinstate the payment of dividends.

On September 12, 2008, our board of directors determined to suspend payment of our quarterly dividend, effective immediately. The decision followed our new management's strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our fully revolving credit facility agreement and those created by Bermuda law.

Our credit agreement prohibits us from paying a dividend if an event of default under the credit agreement is continuing or would result from the payment of the dividend. Our credit agreement further requires us to maintain financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our fully revolving credit facility could prevent us from making dividend payments under certain circumstances.  In March 2008, pursuant to the condition imposed by our lenders in connection with the relaxation of the interest coverage ratio under our credit facility, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the fourth quarter of 2007.  The Company resumed payment of dividends with a dividend of $0.10 per share in respect of the first quarter of 2008. In September 2008, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the second quarter of 2008.

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

We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends in the future. We may also enter into new agreements or new legal provisions may be adopted that will restrict our ability to pay dividends in the future. As a result, we cannot assure you that we will be able to reinstate the payment of dividends.

We are dependent in part upon third party managers for the management of our vessels.

Currently, International Tanker Management Limited, or ITM, based in Dubai, performs technical management of five of our vessels, Ernst Jacob Ship Management GmbH performs technical management of the Chinook and AMT Management Ltd., or AMT Management, our wholly-owned subsidiary, performs technical management for our three container vessels and the Nordanvind. Currently, AMT Management performs the commercial management for all of our vessels. The Stena Compass and the Stena Compassion are employed under a bareboat charter. In addition, we are generally required to obtain approval from our lenders to change our ship managers.

The loss of services of one or more of our managers or the failure of one or more of our managers to perform their obligations under the respective management agreements could materially and adversely affect our business, results of operations, cash flows and financial condition. Although we may have rights against ITM and/or Ernst Jacob if they default on their obligations to us, our shareholders will not directly share that recourse.

The ability of our ship managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair the financial strength of our ship managers. Because our third party ship managers are privately held companies, it is unlikely that information about their financial strength would become public prior to any default by such ship manager under the management agreements. As a result, an investor in our shares might have little advance warning of problems affecting our ship managers, even though those problems could have a material adverse effect on us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments, if any, in the future.

We are a holding company, and we have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all our vessels, and payments under the charters with our charterers are made to our subsidiaries. As a result, our ability to satisfy our financial and other obligations and to pay dividends, if any, in the future depends on the performance of our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources.  We cannot assure you that we will be able to obtain the necessary funds from other sources.

If we are unable to operate our vessels efficiently, we may be unsuccessful in competing in the highly competitive international tanker market.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies. Due in part to the highly fragmented market, competitors with greater resources could enter the product tanker and container vessel shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

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

A principal focus of our strategy is to grow by expanding our product tanker fleet as opportunities are identified. Our future growth will depend on a number of factors, including our ability to restructure our credit facility and other factors, some of which we can control and some of which we cannot. These factors include our ability to:

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

The process of integrating acquired vessels into our operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development and expansion of our existing operations. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows and financial condition. Further, if we issue additional common shares, your interest in our Company will be diluted.

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

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Currently, under our credit facility, we are restricted in incurring additional borrowings and in making capital expenditures for new vessel acquisitions. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition, if any, in the future will be materially and adversely affected.  Any reserves set aside for vessel replacement may not be available for dividends, if any, in the future.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

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

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but a portion of our vessel operating expenses are in currencies other than U.S. dollars and we incur general and administrative expenses in currencies other than the U.S. dollar. For the year ended December 31, 2008, we incurred 12% of our operating expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. For example, in the year ended December 31, 2008, the value of the U.S. dollar reached highs of $1.25 and lows of $1.59 compared to the Euro, and as a result, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda company. Our memorandum of association and bye-laws and the Companies Act 1981 of Bermuda, or the BCA, as amended, govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company's shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the Companies Act, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, the principles governing Section 111 have not been well developed.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

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

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

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

Based on our method of operation, we do not believe that we have been, are or will be a PFIC. In this regard, we treat the gross income we derive or are deemed to derive from our chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

For example, Aries Energy Corporation, or Aries Energy (through its wholly-owned subsidiary Rocket Marine Inc., or Rocket Marine), owns approximately 52% of our outstanding common shares. We are ineligible to qualify for exemption under Section 883 for any taxable year in which Aries Energy alone or together with other shareholders with a 5% or greater interest in our common shares, or the 5% shareholder group, own 50% or more of our outstanding common shares on more than half the days during such taxable year and we are unable to establish in accordance with the Treasury Regulations that within the 5% shareholder group there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders within such group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year. In order to establish this, qualified shareholders within the 5% shareholder group would have to provide us with certain information in order to substantiate their identity as qualified shareholders. Captain Gabriel Petridis, a 50% beneficial owner of Aries Energy, has agreed to provide us with such information. Notwithstanding this agreement, we may be unable to establish in conformity with the Treasury Regulations that there are sufficient qualified shareholders within the 5% shareholder group to allow us to qualify for exemption under Section 883. Due to the factual nature of the issues involved, we can give no assurances regarding our tax-exempt status or that of any of our subsidiaries for any future taxable year.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Risks Relating to Our Common Stock

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since we became a public company in June 2005 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the product tanker and container vessel sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the product tanker and container vessel sectors, changes in general economic or market conditions and broad market fluctuations.

Our common shares have traded below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on June 25, 2009 was $0.76 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares thereby creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of The Nasdaq Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In light of recently deteriorating market conditions, under a rule change recently approved by the Securities and Exchange Commission, the Nasdaq Stock Market has temporarily suspended the minimum share price requirement through July 19, 2009. Following the expiration of the suspension, in the event that our share price declines below $1.00 for a period of 30 consecutive business days, we may be required to take action, such as a reverse stock split, in order to comply with Nasdaq rules that may be in effect at the time.

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

The product tanker and container vessel sectors have been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

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

Aries Energy owns approximately 52% of our common shares. Aries Energy through Rocket Marine is eligible to sell any of our common shares, directly or indirectly, in the public market. We have entered into a registration rights agreement with Rocket Marine that entitles it to have all of its remaining shares registered for sale in the public market. In addition, these shares could be sold into the public market after one year pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, subject to certain volume, manner of sale and notice requirements. Sales or the possibility of sales of substantial amounts of our common shares by Aries Energy in the public markets could adversely affect the market price of our common shares.

Rocket Marine Inc., an affiliate, owns approximately 52% of our outstanding common shares and as a result, Rocket Marine is able to control the outcome of shareholder votes.

    Rocket Marine Inc., a wholly-owned subsidiary of Aries Energy, owns approximately 52% of our outstanding common shares. As a result of this share ownership and for so long as Rocket Marine owns a significant percentage of our outstanding common shares, Rocket Marine will be able to control or influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible mergers, amalgamations, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamation, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.  In addition, this concentration of ownership has had, and may continue to have, an adverse effect on the liquidity of our common shares.

       On June 24, 2009, we signed a non-binding letter of intent (LOI) with Grandunion, a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of Aries Maritime and a change of control of our board of directors. Please see “Item 4.A. History and Development of the Company – Recent Developments” for further information concerning the LOI. If this transaction occurs, Grandunion and Rocket Marine would control in the aggregate, approximately 69% of our outstanding common shares.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our bye-laws could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These include provisions:

•	authorizing our board of directors to issue "blank check" preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•
prohibiting us from engaging in a "business combination" with an " interested shareholder" for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

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

A.             History and Development of the Company

We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly-owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns product tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our Company. As a result, we hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company was identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005, Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. On July 6, 2005, the underwriters exercised a portion of the over-allotment, resulting in an additional 1,400,000 shares of our common stock being sold. Our common stock is listed on the Nasdaq Global Market under the symbol "RAMS." The address of our principal executive office is 18 Zerva Nap., Glyfada, 166 75, Greece.

Our primary capital expenditures are in connection with the acquisitions of vessels. Since the date of our incorporation, we have exercised an option to reacquire two additional container vessels, MSC Seine (ex CMA CGM Seine) and Saronikos Bridge (ex CMA CGM Makassar), from an affiliate of Aries Energy and took delivery of the vessels in June and July 2005, respectively. Also, in October 2005, contracts were entered into for the purchase of two new product tankers, Stena Compass and Stena Compassion. The Stena Compass was delivered in February 2006 and the Stena Compassion in June 2006. In November 2005, we took delivery of the 2001-built product tanker Chinook.

The aggregate purchase price of the three vessels we acquired in 2005 was $103.2 million and the aggregate purchase price of the two vessels we acquired in 2006 was $112.2 million. The aggregate net sales price of the three vessels sold during 2008 was $59.6 million and we realized a gain of $13.6 million in discontinued operations. Under the terms of our credit facility as described below, we are obligated to reduce the amount outstanding from the current level of $284.8 million to $200.0 million, by disposal of vessels, by August 31, 2008. See note 6 to our consolidated financial statements included in this report.

In March 2008, we announced that the Board of Directors had initiated a review to evaluate strategic alternatives to enhance shareholder value. After careful consideration of various strategic alternatives, including potential capital raises and the continued execution of the Company's operating plan, the Board of Directors concluded its review of strategic alternatives and decided that it was in the best interests of our shareholders to continue execution of the Company's operating plan.

Further to the Fifth Supplemental Agreement with our lenders signed on June 11, 2008, as described below, based on which we were obliged to reduce our outstanding borrowings from $284.8 million to $200 million, in February 2008 and March 2008, we entered into contracts for the sale of the Arius, MSC Oslo and Energy 1.  Arius was sold and delivered to her new owners in June 2008 for a net sales price of $21.4 million and a gain on the sale of $8.6 million. MSC Oslo and Energy 1 were sold and delivered to their new owners in April and June for a net sales price of $19.7 million and $18.5 million respectively. The vessels were delivered to their new owners in April 2008 and June 2008 respectively and the gain on the sale of the vessels amounted to $2.9 million and $2.1, respectively. On June 10, 2009, we entered into a contract for the sale of the Ocean Hope for a net sales price of $2.3 million. We expect to deliver the vessel to its new owners between June 29 and July 15, 2009.

As a result of these acquisitions and disposals, our fleet now consists of nine product tankers with an aggregate capacity of approximately 489,802  dwt and three container vessels with an aggregate capacity of approximately 7,633 TEU. On June 10, 2009, we entered into a contract for the sale of the Ocean Hope for a net sales price of $2.3 million. We expect to deliver the vessel to its new owners between June 29 and July 15, 2009.

Recent Developments

On June 24, 2009, we entered into a non-binding letter of intent with Grandunion, Inc., or Grandunion, a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of the Company and a change of control of our board of directors.

Upon closing the transaction, Mr. Fistes would serve as the Chairman of our board of directors, and Mr. Zolotas would serve as a member of our board of directors and our President. Grandunion would also designate our Chief Financial Officer and four out of seven members of our board of directors (including Messrs. Fistes and Zolotas).

The letter of intent is subject to a number of conditions, including (a) the receipt of a commitment letter from an investment bank for a fully underwritten private issuance of $145.0 million aggregate principal amount of 7% Senior Unsecured Convertible Notes due 2014 (the "Notes"), convertible into common shares at a conversion price of $0.75 per share, and the proceeds of which would be used primarily to fund vessel acquisitions and partially repay existing indebtedness; and (b) obtaining certain amendments to our existing senior credit facility.

The letter of intent obligates the parties to negotiate in good faith, but does not obligate them to complete definitive agreements or to close the transaction. The letter of intent provides for a binding 60-day exclusivity period, during which Grandunion may complete due diligence and we and Grandunion may negotiate definitive agreements, and a $3,000,000 break-up fee payable to Grandunion if we accept an offer from a third party during the exclusivity period and enter into a definitive agreement with that party. The exclusivity period will terminate if Grandunion is unable to procure a signed commitment letter within 15 days of the date of the letter of intent to fully underwrite the $145.0 million in principal amount of the Notes and within 30 days of the date of the letter of intent a firm commitment from our syndicate of lenders to make certain amendments to our existing credit facility. The letter of intent may also be terminated if no definitive agreement has been entered into by August 31, 2009.

The letter of intent provides that the exclusivity period will be automatically extended if the parties sign a definitive agreement, which shall contain customary "superior proposal" provisions and break-up fees.

The letter of intent provides that any definitive agreement would be subject, among other things, to customary closing conditions, to the execution of ancillary agreements and to:

•	Entry by Rocket Marine into a voting agreement in Grandunion's favor; and

•	Transfer by Grandunion to Rocket Marine of 2,666,667 common shares in consideration of Rocket Marine’s entry into a voting agreement.

B.             Business Overview

                 Our Fleet

 As of December 31, 2008 and June 25, 2009, our fleet consisted of nine product tankers and three container vessels, including the Ocean Hope, which we have contracted to sell. Our nine product tankers consisted of five double-hulled MR tankers and four double-hulled Panamax tankers. Set forth below is summary information concerning our fleet as of June 25, 2009.

Vessel Name	Size	Year Built	Charterer	Charter Expiration		Net Daily Charter hire Rate
Product Tankers
Altius	73,400 dwt	2004	Spot	-		-
Fortius	73,400 dwt	2004	Deiulemar/Enel	August 2009		$14,860
Nordanvind	38,701 dwt	2001	Spot	-		-
Ostria (ex Bora)	38,701 dwt	2000	Spot	-		-
High Land	41,450 dwt	1992	IPG	September 2009		$14,822.50	(1)
High Rider	41,502 dwt	1991	IPG	October 2009		$15,015	(1)
Stena Compass	72,750 dwt	2006	Stena Group	August 2010		$18,232.50	(2)(3)
Stena Compassion	72,750 dwt	2006	Stena Group	December 2010		$18,232.50	(2)(3)
Chinook	38,701 dwt	2001	Spot	-		-

Container Vessels
Saronikos Bridge (ex CMA CGM Makassar)	2,917 TEU	1990	CMA CGM	June 2010		$20,400
MSC Seine (formerly CMA CGM Seine)	2,917 TEU	1990	MSC	September 2009		$14,918.50
Ocean Hope	1,799 TEU	1989		------	$	-------	(4)

(1)
We have received notice of early redelivery for the High Land on June 30, 2009 and the High Rider on July 8-10, 2009, under early termination provisions contained in the current time charter agreement.

(2)	Plus additional income under profit sharing provisions of our charter agreement with Stena Group.
(3)	Bareboat charters
(4)	On June 10, 2009, we entered into a contract for the sale of the Ocean Hope for a net sales price of $2.3 million. We expect to deliver the vessel to its new owners between June 29 and July 15, 2009.

Our product tankers are designed to transport several different refined petroleum products simultaneously in segregated coated cargo tanks. These cargoes typically include gasoline, jet fuel, kerosene, naphtha and heating oil, as well as edible oils. The average age of our product tankers was approximately eight years as of December 31, 2008. Six of our product tankers were employed under period charters as of December 31, 2008, with remaining terms ranging from approximately six months to two years, with the exception of Ostria, Nordanvind and Chinook, which were operating in the spot market.

Our three container vessels ranged in capacity from 1,799 to 2,917 TEU and had an average age of 19.2 years as of December 31, 2008. Container vessels of this size are generally utilized in the North/South trade routes that link Europe and Asia with Latin America, Africa, India, Australia and New Zealand. Our two larger container vessels are also utilized in the East/West trade routes that link Europe with the Far East and the United States. All of our container vessels were employed under time charters as of December 31, 2008, with current remaining terms ranging from approximately nine months to 1.6 years.

After our period charters expire, we may employ our vessels under new period charters or in the spot voyage market between period charters, depending on the prevailing market conditions at that time.

Vessel Charters

Currently, seven of our vessels are committed under period employment agreements with national, regional and international companies. Pursuant to these agreements, known as charterparties, we provide these companies, or charterers, with a vessel and crew at a fixed, per-day rate for a specified term.

The charterers under the time charters referenced below are generally responsible for, among other things, the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods); port charges; costs related to towage, pilotage, mooring expenses at loading and discharging facilities; and certain operating expenses. The charterers are not obligated to pay us charter hire for off-hire days, which include days a vessel is out of service due to, among other things, repairs or drydockings. Under the time charters, we are generally required, among other things, to keep the related vessels seaworthy, to crew and maintain the vessels and to comply with applicable regulations. We are also required to provide protection and indemnity, hull and machinery, war risk and oil pollution insurance cover. Our ship management companies perform these duties for us under the ship management agreements.

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

Our vessel, Fortius, is employed under a time charter with Deiulemar Compagnia di Navigazione S.p.A ("Deiulemar"), an Italian shipping company, at a daily charter rate of $14,860 per vessel, net of commissions, which commenced in August 2004. Deiulemar has in turn sub-chartered the vessel to Enel.FTL, an Italian energy company partly owned by the Italian state. The time charter with Deiulemar for Fortius is scheduled to expire in August 2009 subject to the typical adjustments discussed above.

Our sister vessels, High Land and High Rider, entered into time charters during September and October 2008, respectively, with International Petroleum Group (IPG) for a period of twelve months.  IPG's main activities are exploration and production of oil & gas, production of petroleum products and petrochemicals, and marketing of these outputs. Under the terms of these time charters, IPG is required to pay us a net daily rate of $14,823 and $15,015, respectively. We have received notice of early redelivery for the High Land on June 30, 2009 and the High Rider on July 8-10, 2009, under early termination provisions contained in the current time charter agreement.

Our vessel Saronikos Bridge (ex CMA CGM Makassar) is employed under a time charter to CMA CGM S.A. ("CMA CGM"), a worldwide container shipping company based in France. Under the terms of the time charter, CMA CGM is required to pay a daily charter rate of $20,400, net of commissions. This five-year time charter commenced in May 2005 and is subject to the typical adjustments discussed above.

Our vessel MSC Seine (ex CMA CGM Seine) entered in September 2008 into a twelve month time charter with MSC, a privately-owned company founded in 1970, which is the second largest container shipping line in the world.  Under the terms of the time charter, MSC is required to pay us a daily charter rate of $14,919 net of commissions, subject to the typical adjustments discussed above.

Our vessel MSC OSLO (ex SCI Tej), sister vessel of M/V Energy 1, was employed under time charter to MSC, a privately-owned company founded in 1970, which is the second largest container shipping line in the world.  Under the terms of the time charter, MSC is required to pay us a daily charter rate of $15,000, net of commissions, subject to the typical adjustments discussed above. This time charter commenced on March 8, 2007 and is for two years. As noted above, on March 25, 2008, the Company announced that it has reached an agreement to sell both the Energy 1 and its sister ship, the MSC Oslo, to an unrelated party for net proceeds totaling approximately $38.2 million and realized a gain of $5.0 million in discontinued operations. The vessel was delivered to her new owners on April 30, 2008.

Our vessel Ocean Hope was employed under a time charter with China Shipping Container Lines (Asia) Co. Ltd. ("CSCL"), a company within the China Shipping Group, a state-owned Chinese shipping conglomerate. Under the terms of the time charter, the daily charter rate was $13,300, net of commissions. The time charter to CSCL commenced in June 2007 and expired in April 2009. The vessel was redelivered on April 2009 and on June 10, 2009, we entered into a contract for the sale of the Ocean Hope for a net sales price of $2.3 million. We expect to deliver the vessel to its new owners between June 29 and July 15, 2009.

Our vessels Stena Compass and Stena Compassion are currently employed under bareboat charters with two companies of the Stena Group (Panvictory Ltd. and Panvision Ltd. respectively). Under the terms of the bareboat charters, the Stena Group companies are required to pay a basic daily charter rate of $18,233 per vessel, net of commissions. In addition, the Stena Group companies are required to pay an additional hire equal to 30% of the actual time charter equivalent above $26,000 per day for each vessel. The bareboat charters expire in August 2010 and December 2010, respectively.

The charterers under the bareboat charters referenced above are generally responsible for the running cost of the vessels, which include, among other things, operation, maintenance, insurance (protection and indemnity, hull and machinery, war risk and oil pollution) and repairs, drydocking and crew. Also, charter hire is not subject to deductions for off-hire days under the bareboat charters.

Fleet Management

The vessel-owning companies of our vessels had entered in June 2005 and July 2005 into technical and commercial management agreements with Magnus Carriers, a related party, except the Chinook which has been managed by Ernst Jacob Shipmanagement GmbH, or Ernst Jacob, since November 2005, and the Stena Compass and Stena Compassion which have been employed under bareboat charters with two companies of the Stena Group.  On August 31, 2007, notice of termination was delivered to and accepted by Magnus Carriers in relation to the twelve existing ship management agreements.  As a result of the termination, we received a termination payment from Magnus Carriers of $5.0 million, of which $2.5 million was received during the year ended December 31, 2007 and the remaining $2.5 million was received in 2008.

The technical management for five of our vessels, the Altius, Fortius, Ostria, High Land and High Rider, was transferred to International Tanker Management Limited, or ITM, between October 2007 and January 2008.  ITM was part of the Wilhelmsen Group, one of the largest ship managers in the world and in February 2009, it was announced that ITM was acquired by V.Ships Shipmanagement, the world's largest ship manager, providing technical and crewing services to more than 1,000 ships.  Magnus Carriers retained the commercial management for these vessels through commercial management agreements entered into in October 2007. The commercial management for these vessels was transferred to AMT Management in May 2009.

The technical management for our three container vessels was transferred from Magnus Carriers to Wilhelmsen Ship Management (formerly named Barber Ship Management Singapore Pte Ltd) between December 2007 and February 2008. These technical management agreements with Wilhelmsen Ship Management were terminated in January 2009 and the technical management for these vessels was transferred to their current managers, AMT Management, in January 2009. Magnus Carriers retained the commercial management for these vessels through commercial management agreements entered into in October 2007. The commercial management for these vessels was transferred to AMT Management in the beginning of October 2008.

The technical and commercial management of the Nordanvind was transferred from Magnus Carriers to AMT Management in November 2008.

Currently, under the ITM and Ernst Jacob management agreements, ITM and Ernst Jacob are responsible for all technical management of the six vessels, including crewing, maintenance, repair, capital expenditures, dry-docking and other vessel operating activities. As compensation for these services, we pay ITM and Ernst Jacob an amount equal to the budgeted vessel operating expenses, which we have established jointly with ITM and Ernst Jacob plus an agreed management fee. These are reviewed and agreed annually.

Currently, under the AMT Management management agreements, AMT is responsible for the technical management of four vessels and the commercial management of all of our vessels including crewing, maintenance, repair, capital expenditures, dry-docking, insurances and other vessel operating activities.

Under the commercial management agreements entered into with Magnus Carriers in October 2007, Magnus provided commercial management services for all our vessels except Stena Compass and Stena Compassion, as well as chartering agency services such as finding employment for our vessels and identifying and developing vessel acquisition opportunities that will fit our strategy. We paid Magnus Carriers 1.25% of any gross charter hire and freight paid to us for new charters or $7,000 per month per vessel for the vessels under pre-existing charters and 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokered for us. Subsequent to the transfer of the commercial management of our vessels to AMT Management, between October 2008 and May 2009, Magnus Carriers provides non-exclusive chartering agency services in exchange for 1.25% of any gross charter hire and freight paid to us for new charters and 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us.

In addition, as long as Magnus Carriers performs management services for us, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any product tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Crewing and Employees

As of December 31, 2008, our Group including our wholly-owned subsidiary, AMT Management Ltd., employed 20 employees, all of whom are shore-based.

Our technical managers ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that our vessels employ experienced and competent personnel.

All of the employees of our managers are subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards. We have not had any labor interruptions with our employees under this collective bargaining agreement.

Seasonality

The demand for product tankers has historically fluctuated depending on the time of year. Demand for product tankers is influenced by many factors, including general economic conditions, but it is primarily related to demand for petroleum products in the areas of greatest consumption. Accordingly, demand for product tankers generally rises during the winter months and falls during the summer months in the Northern hemisphere. Moreover, these are generalized trading patterns that vary from year to year and there is no guarantee that similar patterns will continue in the future.

The International Product Tanker Industry

       The international seaborne transportation industry represents the most efficient and we believe safest method of transporting large volumes of crude oil and refined petroleum products such as gasoline, diesel, fuel oil, gas oil and jet fuel, as well as edible oils and chemicals. Over the past five years, seaborne transportation of refined petroleum products has grown substantially over the period, although has declined during 2008.

Freight rates in the refined petroleum product tanker shipping industry are determined by the supply of product tankers and the demand for crude oil and refined petroleum products transportation. Factors that affect the supply of product tankers and the demand for transportation of crude oil and refined petroleum products include:

Demand:

·	In general, the strength of the global economy and in particular China’s economic growth has increased demand;

·
The increase in the distance petroleum products are transported due to the increased exports from new refineries in the Middle East and Asia and the expected lack of growth in the refining capacity of the refineries in the U.S. and Europe; and

·	Increasing global production and consumption of refined petroleum products and in particular the increase in exports from the Asian and Russian Baltic and Caspian regions.

Supply:

·	Shipyards where new ships are constructed are fully booked through 2010, thereby limiting the number of new product tankers that will enter the market in coming years;

·	The phase-out of single hull tankers under more stringent regulatory and environmental protection laws and regulations will reduce the overall supply of vessels;

·	The implementation of stringent safety and security measures has effectively reduced the supply of product tankers that are available for hire at any particular time;

·	Major energy companies are selective in the employment of product tankers and have strict vetting standards for approval of vessels for trading; and

·	Reclassification of vessels that can be used for transportation of vegetable and other edible oils beginning January 1, 2007.

The International Containership Industry

The international containership industry is one of the truly global industries that are aligned closely to the level of economic activity in the world. The containership industry is fundamental to international trade as it is the only practicable and cost effective means of transporting large volumes of many essential finished goods. The sector is also characterized by strong competition at all levels. Revenues are sensitive to changes in demand for and supply of transportation capacity, and can be volatile.

Over the past five years, seaborne transportation of containership products has grown substantially in demand, although during 2008, demand has declined due to the global economic recession. As a result of the current economic slowdown and over-capacity in the container shipping industry as well as the state of the current markets for equity and senior debt,  the potential for cyclical growth in the containership sector remains uncertain over the near term.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our fleet. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements can entail significant expense, including vessel modification and implementation of certain operating procedures.

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

Heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments (the "MARPOL Convention"). The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

(1)	they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2)
they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year old tankers must be of double hull construction or mid-deck design with double-sided construction; And

•	all tankers will be subject to enhanced inspections.

 Also, under IMO regulations, a newbuild tanker of 5,000 dwt and above must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. At the time, these regulations required the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state may allow for some newer single-hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery.  Any port state, however, may deny entry of those single-hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

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

Category of Single Hull Oil Tankers	Date or Year for Phase Out

Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982

Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the requirements for protectively located segregated ballast tanks

and

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
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase-out date in accordance with the above schedule.  Under regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single-hull oil tankers that are allowed to operate under any of the flag state exemptions.

In October 2004 the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

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

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most grades of marine fuel.  The new regulation bans the carriage of HGO in single-hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single-hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15єC higher than 900 kg/m3;

•	fuel oils having either a density at 15єC higher than 900 kg/m3 or a kinematic viscosity at 50єC higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15єC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single-hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to Regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of HGO that will broaden the scope of regulation 21.  On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships.  Effective in May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1 2010.  The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1 2012, then progressively to 0.50%, effective from January 1 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  Once these amendments become effective, we may incur costs to comply with these revised standards.

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

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1994, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely upon the safety management systems that Magnus Carriers and our other ship management companies have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. Magnus Carriers and our other ship management companies have obtained documents of compliance for their offices and safety management certificates for the vessels in our fleet for which such certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Oil Pollution Liability

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $6.80 million, plus 631 SDR, or $950.74, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $135.26 million. The exchange rate between SDRs and U.S. Dollars was 0.663694 SDR per U.S. dollar on March 24, 2009.  The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The IMO continues to review and introduce new regulations.  It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

United States Requirements

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

In 1990, the U.S. Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for clean-up and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

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

 Under amendments to OPA that became effective on July 11 2006, the liability of responsible parties is limited, with respect to tanker vessels, to the greater of $1,900 per gross ton or $16.0 million per vessel that is over 3,000 gross tons, and with respect to non-tanker vessels, to the greater of $950 per gross ton or $0.8 million per vessel (subject to periodic adjustment for inflation).  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages relating to the discharge of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel.

 These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

 OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act.  U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $2,200 per gross ton for tankers, coupling the OPA limitation on liability of $1,900 per gross ton with the CERCLA liability limit of $300 per gross ton.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

 AMT Management and the Stena Group companies managing Stena Compass and Stena Compassion have arranged insurance for our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, which could have a material adverse effect on our business.

   Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA.

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

Effective February 6, 2009, the EPA, regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful foreign organisms that can travel in ballast water carried from foreign ports. A VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). Compliance could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Ballast water is also addressed under the U.S. National Invasive Species Act, or NISA.  U.S. Coast Guard regulations adopted under NISA impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.

European Union Restrictions

In response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010 or earlier depending on age. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union has also adopted legislation that would: (1) strengthen regulation against manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is difficult to accurately predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

All of the tankers in our fleet are double hulled; however, because of certain age restrictions and requirements set forth in the regulations described above, High Land and High Rider and the Arius (ex Citius) are subject to certain restrictions in trading.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the U.S., the EPA has begun the process of declaring greenhouse gases to be dangerous pollutants, which may be followed by future federal regulation of greenhouse gases. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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

Inspection by a Classification Society

 Our vessels have been certified as being "in class" by either Nippon Kaijori Kyokai Corp., Lloyds Register of Shipping, Bureau Veritas, Germanischer Lloyd or Det Norske Veritas, each of which is a member of the International Association of Classification Societies. Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Competition

 We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of  price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We typically arrange our charters in the period market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of container ships and owners of product tankers in the Aframax, Panamax and Handymax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

C.               Organizational Structure

Aries Maritime Transport Limited is the sole owner of all outstanding shares of the subsidiaries listed in note 1 of our consolidated financial statements included in this report.

D.              Properties, Plants and Equipment

We lease office space in Glyfada, Greece, from Domina Petridou O.E., which is owned by Mons S. Bolin, one of our directors, and Domina Petridou. In November 2005, we entered into a 10-year lease agreement with the landowner. In October 2007, we entered into an additional nine-year lease agreement with the landowner. See note 17 to our audited consolidated financial statements included in this report.  We refer you to "Our Fleet" above in this item for a discussion of our vessels.

ITEM 4A.                UNRESOLVED STAFF COMMENTS

 Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial and other information included in this document. This discussion contains forward-looking statements which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. Please read "Forward-Looking Statements" for additional information regarding forward-looking statements used in this document. Reference in the following discussion to "our" and " us" and "the Company" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

General

We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly-owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns product tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company. As a result, we  hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005, Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

During the years ended December 31, 2008 and December 31, 2007, we incurred losses of $39.8 million and $8.7 million, respectively. As at December 31, 2008, we reported working capital deficit of $231.4 million, which includes $223.7 million of debt reflected as current.

During the years ended December 31, 2008 and December 31, 2007, we have not been in compliance with the following covenants of our facility agreement:

•	The interest coverage ratio financial covenant, during each quarter of 2007 and 2008;

•	The minimum working capital financial covenant, as at December 31, 2007 and during each quarter of 2008, as a result of our outstanding borrowings being reflected as current;

•	The adjusted equity ratio financial covenant, as of December 31, 2008; and

•
The reduction of the outstanding borrowings from their level of $284.8 million as at June 11 to $200 million, by disposal of vessels, by August 31, 2008. The outstanding borrowings have been reduced to $223.7 million through the sale of three of our vessels, the Arius, MSC Oslo and Energy 1 for net proceeds of $59.6 million. In addition, we expect to reduce our outstanding borrowings to $221.4 million with net proceeds of $2.3 million from the sale of the Ocean Hope.

Furthermore, due to the current financial turmoil that has significantly affected the industry and our vessels' values, our lenders notified us on April 9, 2009 that the Security Value of our vessels was less than the Security Requirement, as defined in the credit agreement. However, we believe that the valuations obtained by our lenders are not valid due to the lack of liquidity in the vessel sale and purchase market as noted in the various disclaimers included in such valuations.  We are currently in discussions with our lenders regarding the alleged breach of the Security Requirement covenant.

In addition, we are currently in discussions with our lenders in order to obtain waivers in respect of the covenants of which we are in breach and to restructure our credit facility. We also have plans in place to improve our performance and financial strength. These plans mainly relate to the reduction of vessel operating expenses, the potential sales of one or more vessels to strengthen our financial position and plans for enhancing our equity capital. On June 24, 2009, we signed a non-binding letter of intent (LOI) with Grandunion, a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of Aries Maritime and a change of control of our board of directors. Please see “Item 4.A. History and Development of the Company – Recent Developments” for further information concerning the LOI. However, there is no assurance that we will enter into definitive agreements with Grandunion or that we will be successful in achieving our objectives.

Absent any further relaxation under our credit facility covenants, the lenders have the ability to demand repayment of outstanding borrowings. The lenders notified us on October 27, 2008, December 24, 2008, February 6, 2009 and April 3, 2009 that certain events of default have occurred and continue to occur. In addition, the lenders have advised us that it is not their immediate intention to take enforcement action, but they reserve their rights to do so.

 This debt is reflected as current due to the high degree of uncertainty surrounding our ability to meet our existing financial covenants in future periods. While our consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations, the conditions and events described above raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on management's ability to reach an agreement with our lenders and to continue to improve our performance, which includes achieving profitable operations in the future, and the continued support of our lenders.

A.               Operating Results

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

Charters

 We generate revenues by charging customers for the transportation of oil and petroleum products in our product tankers and dry cargoes in our container vessels.  As of June 25, 2009, we employ five of our vessels on period charter agreements, four of our vessels under spot-market charters and two of our vessels on bareboat charter.  As of June 25, 2009, the current remaining term of our charters is one month to 1.6 years.  A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in charter rates.

 We believe that the important measures for analyzing future trends in our results of operations consist of the following:

• Operating days.  Operating days are defined as the total days the vessels were in the Company's possession for the relevant period.

• Revenue days.  Revenue days are defined as the total days the vessels were not off hire or out of service.

• TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our operating days, our revenue days and daily TCE rate for the years ended December 31, 2008, 2007 and 2006.

	December 31, 2008	December 31, 2007	December 31, 2006

Operating Days	4,392	4,380	4,170
Revenue Days	4,100	4,159	3,718
Time Charter Equivalent Rate (1)	18,814	19,511	20,465

(1)
Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter by assuming a TCE rate of $24,500 per day, reflecting assumed operating costs of $5,800 per day, has been included in respect of the 366 and 365 operating days of the vessels during the twelve month period ended December 31, 2008, 2007 and 2006, respectively.

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

 Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

 Our business is comprised of the following main elements:

•	employment and operation of our product tankers and container vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our product tankers and container vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of  our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter rates and periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives; and

•	financing costs related to our indebtedness, which totaled $223.7 million at December 31, 2008.

You should read the following discussion together with the information contained in the table of vessel information under "Item 4 — Information on the Company — Business Overview — Our Fleet." The net daily charter hire rates detailed in that table under "Net Daily Charter hire Rate" are fixed rates and all detailed vessels, except Ostria, Nordanvind and Chinook, which are currently operating in the spot market, are employed under period charters. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated.

Our strategy is to employ vessels on period charters in order to generate stable cash flow over a period of time. As of December 31, 2008, nine of our 12 vessels were employed on period charters and, with the exception of the Stena Compass and Stena Compassion, are employed on time charters. The Stena Compass and Stena Compassion charters are bareboat charters. The average remaining term under our existing period charters on our fleet was 0.99 years, as of December 31, 2008, with 33% of the charter parties for our product tankers containing profit sharing arrangements.

Our policy is to carry loss-of-hire insurance, which will provide the equivalent of the charter rate on the vessel in the event that a vessel is off-hire for more than 14 days up to a maximum of 60 days. The total loss-of-hire insurance recognized during the year ended December 31, 2008 was $1.23 million and is included in revenues.

The daily net charter hire under our existing charter agreements is increased by any profit sharing and by the amortization of the deferred charter revenue associated with our assumption of charters when acquiring certain vessels. The total profit sharing earned during the year ended December 31, 2008 was $1.03 million. The total deferred charter revenue amortization in respect of the relevant vessels was $8.1 million during the year ended December 31, 2008. The recognition of deferred charter revenue will only continue for the duration of the charters assumed with the acquisition of the relevant vessels.

Vessels typically operate for 360 days per year, which is a level commonly used as an industry average. The five days of non-operation per year are to provide for time spent in drydock and off-hire time. Should a vessel be operational for 355 days, instead of 360 days, in any year, charter hire income from that vessel would decrease by 1.4% in that year. We earned revenues, excluding deferred charter revenue, of $73.2 million in the year ended December 31, 2008. An average 1.4% decrease in charter hire income for the vessels comprising our fleet would have resulted in a decrease of revenues by $1 million to $72.2 million.

As of December 31, 2008, management for the vessels Altius, Fortius, High Land, High Rider and Ostria was performed by International Tanker Management (ITM). Management for the vessels Ocean Hope, MSC Seine and CMA CGM Saronikos Bridge, was performed by Wilhelmsen Ship Management (formerly Barber Ship Management Singapore Pte Ltd). Ernst Jacob performed the management for the vessel Chinook. Management for the vessel Nordanvind was performed by AMT Management. See "Technical and Commercial Management of our Fleet" below. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, dry-docking and special survey costs, spare parts orders, repairs that are not covered under insurance policies and lubricants prices.

Revenues

At December 31, 2008, all our revenues were derived from the time, bareboat and voyage charters of our nine product tankers and three container vessels. Our vessels were chartered to reputable charterers with remaining periods ranging from approximately 0.3 to two years, with an average of approximately 0.99 years as of December 31, 2008. Our vessels have been employed with these charterers for periods ranging from 3 months to 4.2 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

Our revenues, for the period ended December 31, 2008, reflect the operation of nine product tankers and three container vessels for the entire year. During the year ended December 31, 2008, our product tankers recorded 128 non-revenue days due to repairs and vessel upgrades. The respective non-revenue days for the containers were 114. Non-revenue days are defined as the days the vessels were in our possession, but off-hire or out of service and not earning charter hire. In addition, one of our vessels was out of service due to scheduled drydocking and special survey, upgradings and preventative maintenance works for a total of 50 days.

Our revenues include an amount for the amortization of deferred charter revenue associated with the acquisition of a vessel. We record all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time or bareboat charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as a back log asset. Otherwise, the difference is recorded as deferred charter revenue. The total amount of deferred charter revenue included for the year ended December 31, 2008 was $8.1 million.

For the periods ended December 31, 2008, 2007 and 2006, our revenues from our nine product tankers were $56.9 million, $56 million and $46.2 million, respectively.  For the periods ended December 31, 2008, 2007 and 2006, our revenues from our three container vessels were $16.3 million, $19 million and $18.5 million, respectively.  These revenues include Deferred charter revenue.  For a discussion of deferred charter revenue, please see below under "Accounting Policies – Purchase of Vessels."

Commissions

Commissions are paid to brokers and charterers (address commission) and are typically based on a percentage of the charter hire rate. We are currently paying commissions ranging from 2.5% to 5% per vessel, with an average of 2.81%. Commissions paid to related parties during the year ended December 31, 2008 were 1.25%.

Voyage Expenses

Voyage expenses are incurred due to a vessel's traveling from a loading port to a discharging port, to repair facilities or on a repositioning voyage, and include fuel (bunkers) cost, port expenses, agent's fees, canal dues and extra war risk insurance. Under period charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

General & Administrative Expenses

These expenses include executive and director compensation (inclusive of shares granted), staff wages, legal fees, audit fees, liability insurance premium, and company administration costs.

Gain on Disposal of Vessels

Gain on disposal of vessels is the difference between the net proceeds received from the sale of vessels and their net book value at the date of sale. During the year ended December 31, 2008, we disposed of three vessels to unrelated parties. The net proceeds for the three vessels that were disposed of were $21.4 million for the Arius, $19.7 million for the Oslo, and $18.5 million for the Energy 1. The total gain for the sale of these vessels amounted to $13.6 million in discontinued operations.

Vessel Operating Expenses

Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are not included in "voyage expenses."

Certain vessel operating expenses are higher during the initial period of a vessel's operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Under multi-year time charters, and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and drydocking Costs

We follow the deferral method of accounting for special survey and drydocking costs. Special survey and dry-docking costs are amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest and Finance Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives

At the end of each quarter, the fair values of our interest rate swaps are valued to market. Changes in the fair value between quarters are recognized in the statements of operations.

Foreign Exchange Rates

Foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Currently, approximately 10% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk. See below under "Results of Operations – Foreign Exchange Rates."

Technical and Commercial Management of Our Fleet

We have historically contracted the technical management of our vessels to Magnus Carriers, a related party, under separate ten-year ship management agreements.  On August 31, 2007, notice of termination was delivered to and accepted by Magnus Carriers in relation to the twelve existing ship management agreements.  As a result of the termination, we received a termination payment from Magnus Carriers of $5.0 million, of which $2.5 million was received during the year ended December 31, 2007 and the remaining $2.5 million was received in 2008.

The technical management for five of our vessels, the Altius, Fortius, Ostria, High Land and High Rider, was transferred to ITM between October 2007 and January 2008.  Magnus Carriers retained the commercial management for these vessels through commercial management agreements entered into in October 2007.  The commercial management for these vessels was transferred to AMT Management in May 2009.

The technical management for our three container vessels was transferred from Magnus Carriers to Willhelmsen Ship Management (formerly named Barber Ship Management Singapore Pte Ltd) between December 2007 and February 2008.  These technical management agreements with Willhelmsen Ship Management were terminated in January 2009 and the technical management for these vessels was transferred to their current managers, AMT Management, in January 2009. Magnus Carriers retained the commercial management for these vessels until the end of September 2008 when it was transferred to AMT Management.

The technical and commercial management of the Nordanvind was transferred from Magnus Carriers to AMT Management in November 2008.

Vessel operating expenses for the vessels under third party management (ITM, Ernst Jacob and Willhelmsen Ship Management) are payable by us monthly in advance. The annual management fees paid to our third party managers for 2008 were on average $148,500 per vessel for ITM, €142,740 for Ernst Jacob and $105,000 per vessel for Willhelmsen Ship. For 2009 the annual management fees were increased to $163,350 on average per vessel for ITM and €149,650 for Ernst Jacob. The management fees are paid monthly in advance.

Under the commercial management agreements entered into with Magnus Carriers in October 2007, Magnus provided commercial management services for all our vessels except Stena Compass and Stena Compassion, as well as chartering agency services such as finding employment for our vessels and identifying and developing vessel acquisition opportunities that would fit our strategy. We paid Magnus Carriers 1.25% of any gross charter hire and freight paid to us for new charters or $7,000 per month per vessel for the vessels under pre-existing charters.  In addition, Magnus Carriers was responsible for supervising the sale of our vessels and the purchase of any additional vessels in accordance with our instructions.  We paid Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokered for us.

Subsequent to the transfer of the commercial management of our vessels from Magnus Carriers to AMT Management, between October 2008 and May 2009, Magnus Carriers provides non-exclusinve chartering agency services in exchange for 1.25% of any gross charter hire and freight paid to us for new charters and 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us.

Critical Accounting Policies

Aries Maritime Transport Limited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these consolidated financial statements requires Aries Maritime Transport Limited to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. The following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Our financial position, results of operations and cash flows include all expenses allocable to our business, but may not be indicative of the results we would have achieved had we operated as a public entity under our current chartering, management and other arrangements for the entire periods presented or for future periods.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

Use of estimates

The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, net

Vessels represent our most significant assets. Aries Maritime Transport Limited records the value of its vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation.

Depreciation is computed using the straight-line basis method over the estimated useful life of the vessel, after considering the estimated residual value.  We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. Management estimates the useful life of the Company's vessels to be 25-years from the date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies and it represents the most reasonable useful life for each of our vessels. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that the  undiscounted projected cash flows do not exceed the recorded amount, we would determine the fair value of the related assets and we would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of valuations performed on an individual vessel basis.

During the fourth quarter of 2008, we concluded that events and circumstances had changed, which may indicate the existence of potential impairment of our long-lived assets. These indicators were a significant decline in our stock price, continued deterioration in the spot market, and the related impact of the current worldwide economic conditions on our expectation for future revenues. As a result, we performed an interim impairment assessment of long-lived assets. Unless these indicators improve, it is likely we will be required to perform an impairment analysis in the future.

The interim testing comprised of a review of the estimated fair market values for each vessel obtained by third party appraisers compared to the carrying value of such vessels. The significant factors we used in deriving the carrying value included: net book value of the vessels, unamortized special survey, dry docking cost and deferred revenue.

Although we believe our assessment is reasonable, if charter rate trends and the length of the current market downturn vary significantly from our assumptions, we may be required to perform another interim impairment analysis in the future. Therefore, there can be no assurances that we would not have material impairment charges in the future.

Deferred Dry-docking and Special Survey Costs

Our vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 and 60 months respectively, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels' capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels' cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Stock-based compensation

On June 5, July 4, July 17 and July 23, 2008 the Board of Directors approved grants of restricted common stock and stock options in accordance with the Company's equity incentive plan. The Company awarded restricted common stock to its officers and directors and stock options to the Company's Chief Executive Officer. The restricted stock and option awards are subject to applicable vesting and unvested common shares and options may be forfeited under specified circumstances.

The fair value of stock option grants has been calculated based on the Binomial lattice model method. The fair value of common stock grants is determined by reference to the quoted stock price on the date of grant.

Accounts Receivable

The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire, frieght and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The provision for doubtful accounts at December 31, 2008 amounted to $0.9 million, which relates to continued and discontinued operations.

Revenue Recognition

Revenues are generated by chartering our customers for the use of our vessels to transport petroleum products and dry cargoes. In recognizing revenue we are required to make certain estimates and assumptions. Historically, differences between our estimates and actual results have not been material to our financial results.

We have provided services to our customers under the following types of contractual relationships:

Voyage charters, which are contracts that are made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.

Time Charters, which are contracts for the use of a vessel for a fixed period of time at a specified daily rate. All other expenses related to the time charter voyages are assumed by the charterers.

Bareboat Charters, which are contracts pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel's operating expenses including crewing repairs, maintance, insurance, stores lube oils and communication expenses in addition to the voyage costs (with the exception of commissions) and generally assumes all risk of operation.

Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

Fair value of  Financial Instruments

The Company has entered into various interest rate swap agreements in order to hedge then interest expense arising from the Company's long-term borrowings detailed in Note 15 to our consolidated financial statements. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount. In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

When we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred charter revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Results of continuing operations

For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenues

Total revenues of $81.3 million from continuing operations were recorded for the year ended December 31, 2008, compared to $81.1 million recorded for the year ended December 31, 2007. Excluding deferred charter revenue, due to the assumption of charters associated with certain vessel acquisitions as well as commissions and voyage expenses, total revenues were $64.8 million and $70.9 million for the years ended December 31, 2008, and December 31, 2007, respectively. The decrease in revenues is primarily attributable to lower utilization as well as lower charter rates for certain vessels in the Company's fleet during the twelve months ended December 31, 2008, compared to the twelve months ended December 31, 2007.

During the year ended December 31, 2008, total vessel operating days were 4,392 compared to total vessel operating days of 4,380 for the year ended December 31, 2007. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Total revenue days for the years ended December 31, 2008 and December 31, 2007, were 4,100 and 4,159, respectively. The Company defines revenue days as the total days the vessels were not off hire or out of service.

Of the total revenue earned by our vessels during the year ended December 31, 2008, 78% (2007: 75%) was earned by our product tankers and 22% (2007: 25%) by our container vessels.

Commissions

Chartering commissions increased by approximately 27% to $1.4 million in the year ended December 31, 2008, compared to $1.1 million in the year ended December 31, 2007. The increase is primary attributable to a higher commission paid to Magnus Carriers, pursuant to the commercial management agreement entered into at the end of 2007.

Voyage Expenses

Voyage expenses increased by approximately 125% to $7.0 million in the year ended December 31, 2008, compared to $3.1 million in the year ended December 31, 2007. The increase is primary attributable to increased fuel cost, more of our vessels trading in the spot market, and the increase in off hire days.

Vessel operating expenses

Vessel operating expenses increased by approximately 32% to $31.7 million during the year ended December 31, 2008, compared to $24.0 million during the year ended December 31, 2007. This increase is mainly attributable to higher repairs and upgrading costs for the vessels and higher average fleet running costs partially offset by Magnus Carriers' contribution under the budget variance sharing arrangement under the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. The Magnus Carriers contribution to vessels operating expenses totaled $1.2 million during the year ended December 31, 2008 and $3.1 million for the year ended December 31, 2007. Excluding the Magnus Carriers contribution, vessel operating expenses were $32.9 million for the year ended December 31, 2008, compared to $27.1 million for the year ended December 31, 2007.

Of the total vessel operating expenses during the year ended December 31, 2008, 63% was incurred by our product tankers and 37% by our container vessels, and for the year ended December 31, 2007, 61% was incurred by our product tankers and 39% by our container vessels, respectively.

General & Administrative Expenses

General and administrative expenses increased by approximately 44% to $7.9 million in the year ended December 31, 2008, compared to $5.5 million in the year ended December 31, 2007. This increase is primarily due to an increase in staff as a result of the establishment of AMT, as well as higher third party fees and compensation costs related to restricted stock grants. Please see the discussion in "Item 6. Directors, Senior management and employees — Compensation."

Depreciation and Amortization

Depreciation amounted to $23.9 million during both years ended December 31, 2008 and December 31, 2007. Amortization of dry-docking and special survey costs increased by 54% to $4.0 million in the year ended December 31, 2008, compared to $2.6 million in the year ended December 31, 2007 due to higher dry-docking and special survey costs in 2008 related to the High Land, Seine, Ostria and Saronikos Bridge. In 2008, pursuant to the requirements of the Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluated the carrying amounts of our long-lived assets in light of current market conditions. The total impairment loss in 2008 amounted to $30.1 million. No impairment loss was recorded in the years ended December 31, 2006 and 2007.

Management Fees to Related Party

Management fees increased approximately by 12% to $1.9 million for the year ended December 31, 2008, compared to $1.7 million for the year ended December 31, 2007.

Interest and finance Expense

Total interest and finance expense decreased by approximately 9% to $16 million during the year ended December 31, 2008, compared to $17.5 million during the year ended December 31, 2007. Interest expense on loans decreased by approximately 12% to $13.9 million, compared to $15.8 million for the year ended December 31, 2007. This decrease is primarily due to lower interest rates. Interest and finance expenses for both years ended December 31, 2008 and December 31, 2007 include amortization of deferred financing costs amounting to $1.3 million.

Interest Rate Swaps

The marking to market of our seven interest rate swaps in effect as of December 31, 2008 resulted in an unrealized loss of $ 6.5 million, compared to an unrealized loss for the year ended December 31, 2007 of $4.1 million, due to the change in fair value over the period. The marking to market valuation of this set of seven interest rate swaps as at December 31, 2008 and December 31, 2007 resulted in a liability of $12.5 million and $5.9 million, respectively.

Foreign Exchange Rates

During the year ended December 31, 2008 and 2007, a charge of $0.2 million and $0.3 million, respectively, was recorded due to adverse movement in foreign exchange rates. Foreign exchange differences are included in General & Administrative Expenses.

 Net Income / (loss)

Net loss from continuing operations was $49.1 million in the year ended December 31, 2008 compared to a net loss of $1.9 million in the year ended December 31, 2007. This decrease is primarily due to the impairment loss of $30.1 million that was recognized for the year ended December 31, 2008, higher fleet running costs, increased voyage expenses, as well as the adverse change in the fair value of our interest rate swaps.

Net gain from discontinuing operations was $9.2 million in the year ended December 31, 2008 compared to a net loss of $6.9 million in the year ended December 31, 2007. This increase is primarily due to the sale of three vessels amounting to a gain of $13.6 million.

For the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenues

Total revenues of $81.1 million from continuing operations were recorded for the year ended December 31, 2007, compared to $76.3 million recorded for the year ended December 31, 2006. Excluding deferred charter revenue, due to the assumption of charters associated with certain vessel acquisitions as well as commissions and voyage expenses, total revenues were $70.9 million and $61.2 million for the years ended December 31, 2007, and December 31, 2006, respectively. The increase is primarily attributable to the growth of the Company's fleet (we acquired two product tankers, Stena Compass and Stena Compassion during 2006) and increase in operating days during the twelve months ended December 31, 2007, compared to the twelve months ended December 31, 2006.

During the year ended December 31, 2007, total vessel operating days were 4,380, compared to total vessel operating days of 4,170 for the year ended December 31, 2006. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Total revenue days for the years ended December 31, 2007, and December 31, 2006, were 4,159 and 3,718, respectively. The Company defines revenue days as the total days the vessels were not off hire or out of service.

Of the total revenue earned by our vessels during the year ended December 31, 2007, 75% (2006: 71%) was earned by our product tankers and 25% (2006: 29%) by our container vessels.

Commissions

Chartering commissions increased by approximately 37.5% to $1.1 million in the year ended December 31, 2007, compared to $0.8 million in the year ended December 31, 2006. This increase is primarily due to the aggregate effect of an increase in revenue days and increased number of commissions paid to Magnus Carriers as a result of new period charters and voyage charters.

Voyage Expenses

Voyage expenses increased by approximately 15% to $3.1 million in the year ended December 31, 2007, compared to $2.7 million in the year ended December 31, 2006. This increase is primarily due to the aggregate effect of increased incurrence of such costs due to a higher number of voyage charters being undertaken and costs incurred by certain vessels traveling to repair facilities and increased fuel costs during the year ended December 31, 2007.

Vessel operating expenses

Vessel operating expenses increased by approximately 24% to $24 million during the year ended December 31, 2007, compared to $19.3 million during the year ended December 31, 2006. This increase is mainly attributable to the greater number of operating days and higher repairs and maintenance costs for the Company's fleet during the year ended December 31, 2007. The Magnus Carriers contribution to vessels operating expenses totaled $3.1 million during the year ended December 31, 2007 and $3.3 million for the year ended December 31, 2006. Excluding the Magnus Carriers contribution, vessel operating expenses were $27.1 million for the year ended December 31, 2007, compared to $22.6 million for the year ended December 31, 2006.

Of the total vessel operating expenses during the year ended December 31, 2007, 72.9% was incurred by our product tankers and 27.1% by our container vessels. Of the total vessel operating expenses during the year ended December 31, 2006, 66.8% was incurred by our product tankers and 33.2% by our container vessels.

General & Administrative Expenses

General and administrative expenses increased by approximately 41% to $5.5 million in the year ended December 31, 2007 compared to $3.9 million in the year ended December 31, 2006.  This increase is primarily due to higher audit costs and compensation costs related to restricted stock grants.

Depreciation and Amortization

Depreciation increased by approximately 5% to $23.9 million during the year ended December 31, 2007 compared to $22.7 million during the year ended December 31, 2006. Amortization of dry-docking and special survey costs increased by 37% to $2.6 million in the year ended December 31, 2007 compared to $1.9 million in the year ended December 31, 2006. These increases are primarily due to the growth of the Company's fleet and consequent increase in operating days during the year ended December 31, 2007 as well as higher dry-docking and special survey expenses.

Management Fees to Related Party

Management fees paid to Magnus Carriers increased by 6% to $1.7 million in the year ended December 31, 2007 compared to $1.6 million in the year ended December 31, 2006. This increase is primarily due to the increase in operating days.

Interest and Finance  Expenses

Total interest and finance expense increased by approximately 15% to $17.5 million during the year ended December 31, 2007 compared to $15.2 million during the year ended December 31, 2007. Interest expense on loans increased by approximately 19% to $15.8 million, compared to $13.3 million for the year ended December 31, 2006. This increase is primarily due to the growth of the Company's fleet and associated increase in debt and financing days. In addition, as a result of the relaxed interest rate covenants described below under "Liquidity and Capital Resources – Indebtedness," we paid an increased margin of 1.75% on amounts drawn under the credit facility. Finance expense relating to amortization of deferred financing costs decreased by approximately 19% to $1.3 million during the year ended December 31, 2007 compared to $1.6 million during the year ended December 31, 2006.

Interest Rate Swaps

The marking to market of our seven interest rate swaps in effect as of December 31, 2007 resulted in an unrealized loss of $4.1 million, compared to an unrealized loss for the year ended December 31, 2006 of $1.8 million, due to the change in fair value over the period.  The marking to market valuation of this set of seven interest rate swaps as of December 31, 2007 resulted in a liability $5.9 million.

Foreign Exchange Rates

During the year ended December 31, 2007 and December 31, 2006, a charge of $0.3 million and $0.4 million, respectively, was recorded due to adverse movement in foreign exchange rates. Foreign exchange differences are included in General & Administrative Expenses.

Net Income (loss)

Net loss was $1.9 million in the year ended December 31, 2007 compared to $7.2 million net income in the year ended December 31, 2006. This decrease is primarily due to higher fleet running costs, increased voyage expenses, as well as the increased depreciation and amortization charges, and the adverse change in the fair value of our interest rate swaps.

B.              Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (1) our operating expenses, (2) quarterly payments of interest and other debt-related expenses and the repayment of principal, (3) maintenance of financial covenants under our fully revolving credit facility agreement, (4) payments for dry-docking and special survey costs, (5) maintenance of cash reserves to provide for contingencies and (6) payment of dividends in the future.  In September 2008, our board of directors determined to suspend the payment of cash dividends.

As of December 31, 2008 and December 31, 2007, we had a working capital deficit of $231.7 million and $291.8 million, respectively, which include the total of our outstanding borrowing of $223.7 million and $284.8 million, respectively, reflected as current.

As further explained below under "Indebtedness," during 2006, 2007 and 2008, we did not comply with the interest coverage ratio financial covenant of our credit facility as originally defined in the facility agreement and as temporarily relaxed during 2007 and 2008, the latter in accordance with the Fifth Supplemental Agreement. Additionally, as part of the relaxation received, we were required, among other covenants, to reduce the outstanding borrowings under the credit facility from $284.8 million to $200 million, by disposal of vessels, by August 31, 2008. In April and June 2008, we sold three of our vessels, the Arius, MSC Oslo and Energy 1 for net proceeds of $59.6 million and reduced our outstanding borrowings to $223.7 million.  In addition, on June 10, 2009, we entered into a contract for the sale of the Ocean Hope. We expect to reduce our outstanding borrowings to $221.4 million with net proceeds of $2.3 million from the sale

During 2008, and currently, we are in breach of certain financial covenants of our facility including the interest coverage ratio covenant, the minimum working capital covenant and the adjusted equity ratio covenant (as further explained below under "Indebtedness"). Furthermore, due to the current financial turmoil, which has significantly affected the industry and vessel values, our lenders notified us on April 9, 2009, that the Security Value of our vessels was less than the Security Requirement, as defined in the agreement, and requested remedies in accordance with the provisions of the facility agreement. We are currently in discussions with our lenders regarding the applicability of the valuations that formed the basis for this notice in light of the lack of liquidity in the vessel sale and purchase market.

We are currently in negotiations with our lenders in an effort to obtain waivers in respect of the covenants of which we are in breach and to restructure our facility. Absent any further relaxation under our facility, the lenders have the ability to demand repayment of outstanding borrowings. The lenders notified us on October 27, 2008, December 24, 2008, February 6, 2009 and April 3, 2009 that certain events of default have occurred and continue to occur. In addition, the lenders have advised us that it is not their immediate intention to take enforcement action, but they reserve their rights to do so.

Our debt is reflected as current due to the high degree of uncertainty surrounding our ability to reach an agreement with our lenders about the current events of default. While these consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations, the conditions and events described above raise substantial doubt about our ability to continue as a going concern.

Four of our period charters are scheduled to expire during 2009. In addition, four of our product tankers are trading in the spot market. After our period charters expire, we may employ our vessels under new period charters or in the spot voyage market between period charters, depending on the prevailing market conditions at the time. If market conditions in the international shipping industry are depressed when our charters expire, our liquidity may be negatively affected and our cash flows may not be sufficient to allow us to meet our obligations.

We have plans in place to improve our performance and financial strength. These plans mainly relate to the reduction of vessel operating expenses, the potential sales of one or more vessels to strengthen our financial position and plans for enhancing our equity capital. On June 24, 2009, we signed a non-binding letter of intent (LOI) with Grandunion, a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of Aries Maritime and a change of control of our board of directors. Please see “Item 4.A. History and Development of the Company – Recent Developments” for further information concerning the LOI. However, there is no assurance that we will enter into definitive agreements with Grandunion or that we will be successful in achieving our objectives.

On September 12, 2008, we announced the suspension of payment of our quarterly dividend, effective immediately. The decision followed the new management's strategic review of our business and reflects our focus on improving our long-term strength and operational results.

Assuming that we are successful in our plans to improve our performance and financial strength and in reaching an agreement with our lenders in respect of the breach of our facility covenants,  we believe that our anticipated cash flows and the availability of funds under our fully revolving credit facility will be sufficient to permit us to meet our liquidity requirements over the next 12 months. The lenders could, however, as long as there are continuing events of default, elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets. Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our consolidated financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern. We believe that the actions presently being taken, as explained above, will provide the opportunity for us to continue as a going concern. However, there is a material uncertainty related to events or conditions that raises substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.  See Note 1 to our consolidated financial statements.

Our longer-term liquidity requirements include repayment of the outstanding debt under our fully revolving credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our fully revolving credit facility matures in April 2011.  For further information on our fully revolving credit facility please read "Indebtedness" below.

 Cash Flows

As of December 31, 2008, 2007 and 2006, we had cash balances of $4.0 million, $12.4 million, and $11.6 million, respectively.

For the year ended December 31, 2008, our net cash provided by operating activities was $2.9 million, compared to $17.6 million in the year ended December 31, 2007, a decrease of 84%. This decrease was primarily due to a net loss of $39.8 million for the year ended December 31, 2008, compared to a net loss of $8.7 million for the year ended December 31, 2007.

For the year ended December 31, 2008, our net cash provided by investing activities was $61.1 million, compared to our net cash used in investing activities of $2.0 million during the year ended December 31, 2007, an increase of 2955%. This increase was primarily due to vessel disposals amounting to $59.6 million during the year ended December 31, 2008. There were no disposals of vessels in the year ended December 31, 2007.

In the year ended December 31, 2008, our net cash used in financing activities was $72.4 million, compared to $14.7 million in the year ended December 31, 2007, an increase of 393%. This increase was primarily due to repayments under our credit facility amounting to $61.1 million.

For the year ended December 31, 2007, our net cash provided by operating activities was $17.6 million, compared to $24.2 million during the year ended December 31, 2006, a decrease of 27%. This decrease was primarily due to changes in working capital and a net loss of $8.7 million for the year ended December 31, 2007, compared to a net income of $2.2 million for the year ended December 31, 2006.

For the year ended December 31, 2007, our net cash used in investing activities was $2.0 million, compared to $101.8 million in the year ended December 31, 2006, a decrease of 98%. This decrease was primarily due to no new vessel acquisitions during the year ended December 31, 2007, compared to two vessels acquisitions during the year ended December 31, 2006.

In the year ended December 31, 2007, our net cash used in financing activities was $14.7 million, compared to our net cash provided by financing activities of $70 million in the year ended December 31, 2006. This 79% decrease is primarily due to dividend payments of $17.9 million during the year ended December 31, 2007, compared to long term debt proceeds of $101 million during the year ended December 31, 2006.

Indebtedness

We entered into a $360 million fully revolving credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent. We used the fully revolving credit facility to (i) refinance our old $140 million drawn term loan; (ii) refinance our old revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the Stena Compass; and (iii) to complete the purchase of the Stena Compassion. The fully revolving credit facility has a five year term and is subject to nine semi-annual fixed reductions of $11 million each. As explained further below, as per the amendments further to the facility's Fifth Supplemental Agreement, the facility was reduced effective from April 2008 to $290 million, and is subject to the remaining five semi-annual reductions of $11 million each.

As of December 31, 2008, our outstanding borrowings amounted to $223.7 million, compared to $284.8 million as of December 31, 2007.

Under the original terms of the facility agreement, borrowings can be used to fund the purchase price (and, with respect to newbuildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels under certain conditions acceptable to the lenders and on the further condition that for the first thirty months of the facility, the total amount borrowed would not exceed 65% of the fair market value of the collateral vessels, and for the last thirty months of the facility the total amount borrowed would not exceed 60% of the fair market value of the collateral vessels.

Borrowings can also be used to the extent of $5.0 million for general corporate purposes. As of  December 31, 2008, this amount remains undrawn.

Our obligations under the fully revolving credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the fully revolving credit facility agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

Under the original terms of the facility, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

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

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%. As explained further below, as per the Fifth Supplemental Agreement, in connection with the temporary relaxation of the interest coverage covenant of the facility, an increased margin of 1.75% above LIBOR applied during 2008 and still applies until the covenant meets the required level of 3.00:1.00. As of December 31, 2008, borrowings under our fully revolving credit facility bore an annual effective interest rate, including the margin, of 5.76%.

We use interest rate swaps to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure" below.

We paid a one-time arrangement fee of approximately $2.3 million at the initial draw down of the facility. We also pay annual agency fees of $0.1 million, and pay, quarterly in arrears, a commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

The credit agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

•
minimum liquidity consisting of free cash and cash equivalents, plus the undrawn element of the $5.0 million portion of the fully revolving credit facility available for general corporate purposes, which must be no less than the aggregate of 5% of interest bearing debt and 5% of the $5.0 million portion of the fully revolving credit facility available for general corporate purposes;

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

In addition, the Manager of the vessels is required to maintain a credit balance in an account opened with the Agent of at least $1.0 million.

The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

In March 2008, we and our lenders agreed to a temporary relaxation of the interest coverage covenant contained in the credit facility to 2.25:1.00 for the periods ended December 31, 2007, March 31, 2008 and June 2008, increasing to 2.75:1.00 for the period ended September 30, 2008.  Please see  note 10 of the consolidated financial statements for additional information. In addition, we entered into the Fifth Supplemental Agreement to the credit facility on June 11, 2008. The relaxation of the interest coverage covenant was among other things conditioned on:

•	An immediate reduction in the credit facility commitment level to $290.0 million;

•
A reduction of the outstanding borrowings under the credit facility from the level of $284.8 million to $200 million, by disposal of vessels, by  September 30, 2008, subject to legally binding sales contracts having been executed by June 30, 2008 which, on June 20, 2008, was extended to August 31, 2008;

•	Our continued payment of an increased margin of 1.75% above LIBOR until a compliance certificate is provided to its lenders advising the interest coverage ratio meets the required level of 3.00:1.00;

•	Our not paying a dividend for the quarter ended December 31, 2007;

•	During the period of interest coverage covenant relaxation any advance for new investments requires the consent of all of the lenders under the fully revolving credit facility; and

•	A one-time fee of $362,500 which was paid in April 2008.

Primarily due to unexpected out of service days for certain vessels and due to the adverse change in the financial and shipping market conditions, during 2008 and currently we have not met certain of our financial covenants. Our lenders notified us on October 27, 2008, December 24, 2008, February 6, 2009 and April 3, 2009 that certain events of default have occurred and continue to occur. In addition, our lenders advise that it is not their immediate intention to take enforcement action, but they reserve their rights to do so.

As of December 31, 2008, and at the present time, we are in breach of the following covenants:

•	An adjusted equity ratio of not less than 35%;

•	An interest coverage ratio (as defined in the facility agreement) of not less than 3.00 to 1.00;

•	The reduction of outstanding borrowings to $200 million in accordance with the Fifth Supplemental Agreement;

•	A working capital, including the $223.7 million of debt reflected as current, of not less than zero.

Furthermore, due to the current financial turmoil which has significantly affected the industry and the value of our vessels (as defined in the credit facility), our lenders notified us on April 9, 2009 that the Security Value of our vessels was less than the Security Requirement and requested remedies in accordance with the provisions of the facility agreement. We are currently in discussions with our lenders regarding the applicability of the valuations that formed the basis for this notice in light of the lack of liquidity in the vessel sale and purchase market.

We are currently in negotiations with our lenders in order to obtain waivers in respect of the covenants of which we are in breach and to restructure our facility.

Capital Expenditures

Please see the information contained under "Item 4A – History and Development of the Company" regarding capital expenditures.

C.             Research and Development, Patents and Licenses

 Not applicable.

D.             Trend Information

 Not applicable.

E.              Off-Balance Sheet Arrangements

 We do not have any off-balance sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

As of December 31, 2008, significant existing contractual obligations and contingencies consisted of our obligations as borrower under our fully revolving credit facility. In addition, we had contractual obligations under interest rate swap contracts, ship management agreements and an office rental agreement.

Long-Term Financial Obligations and Other Commercial Obligations

The following table sets out long-term financial and other commercial obligations, outstanding as of December 31, 2008 (all figures in thousands of U.S. Dollars):

	Payment due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligation(1)	223,710	23,710	200,000	0	0
Interest payments(2)	29,096	12,884	16,212	0	0
Rental agreement (3)	1,263	147	316	348	452

Total	254,069	36,741	216,528	348	452

Notes:

(1)	Refers to our obligations to repay the indebtedness outstanding as of December 31, 2008, assuming that the Company meets the covenants of the credit facility.
(2)	Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2008, assuming an effective interest rate of 5.76% per annum.
(3)	Refers to our obligations under the rental agreements for office space for the Company.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

Our debt obligations under our fully revolving credit facility bear interest at LIBOR plus a margin ranging from 1.125% to 1.5% per annum. With effect from January 3, 2007, and until the relaxation of the interest cover financial covenant no longer applies, the margin has been increased to 1.75%. Increasing interest rates could adversely affect our future profitability.

On July 5, 2006, we entered into interest rate swaps with five banks on identical terms. These five swaps had an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, we pay a fixed interest rate of 5.63% per annum on a total of $100 million of our long-term debt.

On April 3, 2008 we entered into a floored swap transaction with one bank and a simultaneous swap and cap transaction with another bank. These two synthetic swaps had an effective date of April 3, 2008 and maturity dates of April 3, 2011 and April 4, 2011, respectively. Under the terms of the floored swap agreement, we pay a fixed interest rate of 4.285% per annum on a total of $23.3 million of our long term debt. Under the terms of the swap and cap transactions, we pay a fixed interest rate of 4.14% on a total of $23.3 million of our long term debt and we have limited our interest rate exposure to 4.14% on an additional amount of $23.3 million.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.5 million in our interest expense on the unhedged element of drawings under the fully revolving credit facility for the year ended December 31, 2008.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies, primarily Euros.

We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency in anticipation of our future requirements in an effort to manage foreign exchange risk. In the year ended December 31, 2008, the value of the U.S. dollar reached highs of $1.25 and lows of $1.59 compared to the Euro, and as a result, an adverse or positive movement could increase or decrease operating expenses.

Recent Accounting Developments

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) "Fair Value Measurement." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. This statement was effective for the Company for the fiscal year beginning on January 1, 2008 and it did not have a material effect on its consolidated financial statements.

In February, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits companies to report certain financial assets and financial liabilities at fair value.  SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.  The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported, therefore, the adoption of the statement had no impact on its financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

In February 2008, the FASB issued the FASB Staff Position, or FSP No. 157-2, which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 did not have a material effect on the consolidated financial statements of the Company.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, or SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133." SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on its consolidated financial statements.

In April 2008, FASB issued FASB Staff Position FSP 142-3 "Determination of the useful life of intangible assets." This FASB Staff Position, or FSP, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), "Business Combinations," and other U.S. generally accepted accounting principles, or GAAP. This FSP will be effective for Aries Maritime Transport Limited for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of the Company.

In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles." The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. Statement 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not expected to have material effect on the consolidated financial statements of Aries Maritime Transport Limited.

In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 "Determining whether instruments granted in share-based payment transactions are participating securities." This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share, or EPS, under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, "Earnings per Share." This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The Company is currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on the Company's consolidated financial statements.

In September 2008, FASB issued FSP FAS 133-1 and FIN 45-4 "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161." This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the FASB's intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP's amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 is not expected to have a material effect on the Company's consolidated financial statements.

In October 2008, the FASB issued the FSP which clarifies the application of FASB Statement No. 157, "Fair Value Measurements" in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP, or FSP No. 157-3, applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate ("FASB Statement No. 154 "Accounting changes and Error Corrections", paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 does not have a material effect on the consolidated financial statements of the Company.

Subsequent Events

a)
In January 2009, Seine Marine Ltd and Jubilee Shipholding S.A, the vessel owning companies of Seine and Ocean Hope, respectively, terminated their technical ship management agreement with Wilhelmsen Ship Management (formerly named Barber Ship Management Singapore Pte Ltd). Technical ship management for these vessels was undertaken by AMT Management.

b)
In January 2009, Makassar Marine Ltd, the vessel owning company of Saronikos Bridge, terminated its technical ship management agreement with Wilhelmsen Ship Management (formerly named Barber Ship Management Singapore Pte Ltd). Technical ship management for the vessel was undertaken by AMT Management.

c)
In April 2009, our lenders notified us through the Agent that the minimum hull cover ratio covenant of 140% is not met and requested for the necessary remedy in accordance with the provisions of the loan agreement.

d)
On June 10, 2009, we signed a memorandum of agreement (MOA) for the sale of Ocean Hope for a sale price of $2.4 million. We expect to deliver the vessel to its new owners between June 29 and July 15, 2009.

e)
On June 24, 2009, we signed a non-binding letter of intent (LOI) with Grandunion, a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of the Company and a change of control of our board of directors. Please see “Item 4.A. History and Development of the Company – Recent Developments” for further information concerning the LOI.

G.              Safe Harbor

  See section "Forward-Looking Statements" at the beginning of this annual report.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.              Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The primary business address of each of our executive officers and directors is 18 Zerva Nap., Glyfada, 166 75, Greece.

Name	Age	Position
Captain Gabriel Petridis	55	Class I Director as of April 2008 and Chairman since July 2008
Panagiotis Skiadas	38	Class III Director and Deputy Chairman
Mons S. Bolin	55	Class I Director, Chief Executive Officer through June 2008 and President through June 2009
George Xiradakis	45	Class II Director
Christopher Georgakis	45	Class II Director
Olga Lambrianidou	53	Corporate Secretary
Jeffrey Owen Parry	49	Chief Executive Officer since July 2008 and President since June 2009
Ioannis Makris	41	Chief Financial Officer since June 2008
Simos Katikas	63	Chief Operating Officer since September 2008
______________________

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The term of the Class III Directors expires in 2010, the term of the Class II Directors expires in 2011 and the term of the Class I Directors expires in 2009.

Christopher J. Georgakis became a member of our board of directors upon the resignation of Mr. Per Olav Karlsen, who served as a member of our board of directors since our initial public offering until his resignation effective June 30, 2008.

Jeffrey Owen Parry became our Chief Executive Officer replacing Mons S. Bolin, who served as our President and Chief Executive Officer since April 2005 and remains a member of our board of directors.

George Xiradakis became a member of our board of directors upon the resignation of Henry S. Marcus, who served as a member of our board of directors since our initial public offering until his resignation effective July 4, 2008.

Certain biographical information about each of these individuals is set forth below.

Captain Gabriel Petridis was appointed to our board of directors in April 2008 and as Chairman to our board of directors in July 2008 to fill the vacancy resulting from the resignation of  Per Olav Karlsen.  Capt Gabriel Petridis served as Officer and Master for over 18 years in various types of vessels such as tankers, bulk carriers, multipurpose, and gas carriers and served for 32 months as Officer and as Vice Commander in mine sweepers in the Greek Navy.  He has been employed by various shipping companies since 1986 holding managerial positions in different departments.  In 1991, he co-founded with Mons Bolin, Southern Seas Shipping Corporation, an affiliate of Aries Energy Corporation, which he still beneficially owns with Mr. Bolin.  From February 1997 until the end of 2005, Capt Gabriel Petridis was the Managing Director of Magnus Carriers.  In 1986, he was employed as a director in World Carriers, a company based in London which owned and managed a fleet of about 20 very large crude carriers and product carriers.  He remains a co-director of Sea Breeze (UK) Ltd., an affiliate of Aries Energy Corporation.  He graduated from the Nautical College of Greece.  Capt Gabriel Petridis is citizen of Greece and France and a resident of Greece.

Panagiotis Skiadas has served as a member of our board of directors and our Deputy Chairman since the closing of our initial public offering in June 2005.  Mr. Skiadas has been the Environmental Manager of VIOHALCO S.A., the holding company of the largest Greek metals processing group that incorporates approximately 90 companies. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed the same role for a subsidiary of VIOHALCO, ELVAL S.A. since 2004. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games, Athens 2004 S.A. Mr. Skiadas has received a Bachelor of Science in Environmental Engineering from University of Florida, a Master of Engineering in Civil and Environmental Engineering from Massachusetts Institute of Technology and a diploma in Management Studies from Alba University in Athens.

Mons S. Bolin has served as a director since April 2005 and served as our Chief Executive Officer from April 2005 to July 2008 and President from April 2005 to June 2009. He has over 30 years of shipping industry experience. After graduating with distinction in Law (LLB), Economics and Business Administration from the University of Lund in Sweden, Mr. Bolin completed his military service as an officer in the Swedish Royal Marines in 1975. Mr. Bolin worked as a shipbroker for Fearnleys A/S in Oslo, Norway from 1975 to 1977 and was then a director and partner in the shipbrokering firm of Alexandrakis Brandts in Greece for eight years before co-founding an oil/commodity trading and ship operating business, Westminster Oil and Gas Ltd., in London in 1985. In 1991 he co-founded with Gabriel Petridis, Southern Seas Shipping Corporation, an affiliate of Aries Energy, which he still beneficially owns with Capt. Petridis. From February 1997 to April 2005, Mr. Bolin was co-managing director of Magnus Carriers. He remains a director of Sea Breeze UK Ltd., an affiliate of Aries Energy. Mr. Bolin is a citizen of Sweden and a resident of Great Britain.

George Xiradakis was appointed to our board of directors in July 2008. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry, including financial and state institutions; XRTC is the commercial representative of the French banking group NATIXIS in Greece. He is also the advisor of various shipping companies, as well as other international and state organizations. Mr. Xiradakis has served as a President of the Hellenic Rea Estate Corporation from June 2004 to October 2006. As of March 2007, he is the President of the National Centre of Port Development in Greece. At present he also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping.  Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. In addition, he has a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University, formerly known as City of London Polytechnic in London. Mr. Xiradakis also holds an MSc in Maritime Studies from the University of Wales.

Christopher Georgakis was appointed to the board of directors in July 2008. Mr. Georgakis has two decades of dry bulk shipping experience and joined Franco Compania Naviera in 2008, following four years as President & Chief Executive Officer of Excel Maritime Carriers (NYSE:EXM), a publicly traded owner and operator of dry bulk carriers. Prior to that time, Mr. Georgakis was managing partner for a period of six years at Sea Challenger, a subsidiary of Belmont Shipping Ltd, where he managed all aspects of shipping operations. He joined his family's London based shipping operations when he was 19, progressing eventually to Chartering Manager. In 1990, Mr. Georgakis assumed responsibility for the group's shipbuilding activities in Spain and Greece, including fund raising for new buildings. Mr. Georgakis holds a BSc in Business Administration, magna cum laude, from United States International University (Europe). He and his family relocated from London to Athens in 2004.

Olga Lambrianidou has served as our Corporate Secretary since October 2008. Prior to joining us, Ms. Lambrianidou was the Corporate Secretary and Investor Relations Officer of DryShips Inc., a drybulk publicly trading shipping company for two years. From 2000 to 2006, Ms. Lambrianidou was with OSG Ship Management (GR) Ltd., formerly known as Stelmar Shipping Ltd., as a Human Resources Manager, Corporate Secretary, and Investor Relations Officer. Before moving to Greece, Ms. Lambrianidou worked extensively in the banking and the insurance fields in the United States. She studied in the United States and has a BBA Degree in Marketing/English Literature and an MBA Degree in Banking/Finance from Pace University in New York.

Jeffrey Owen Parry has served as our Chief Executive Officer since July 2008 and our President since June 2009. Mr. Parry has over 24 years of experience in the shipping industry. He was the President of Mystic Marine Advisors, a Connecticut-based advisory services firm for international ship owners, which he founded in 1998. Mystic Marine specializes in the development and structuring of private investments in dry bulk and tanker assets. From 2003 to 2007, he was a Managing Director of Poten Capital Services (PCS), a division of Poten & Partners, Inc. PCS, which was co-founded by Mr. Parry, is a FINRA registered broker-dealer specializing in M&A and commercial advisory services to major participants in the international energy and maritime sectors. Prior to co-founding PCS, Mr. Parry was a Senior Advisor at Poten & Partners, focusing on period tanker chartering and S&P projects. From 1988 to 1998, he was an Executive Vice President at "C" Ventures, Inc., a New York-based firm specializing in ship management and private equity investments in shipping and telecommunications. Mr. Parry started his career in shipping as a stevedore on the New York waterfront. He holds an MBA from Columbia Business School with a concentration in Finance and Accounting. He received a BA in English Literature from Brown University.

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

Simos Katikas has served as our Chief Operating Officer since September 2008. Mr. Katikas has over 30 years of shipping experience. Mr. Katikas has held numerous senior level positions with well-known shipping companies such as Aris Theodoridis Marine Consultant Ltd, Libexim Shipping SA- Seabulk, and Uniship (Hellas) & Delphic Shipping Co. From 1982 to 1995 Mr. Katikas served as Technical Director and head of claim department with Libexim Shipping SA- Seabulk. From 1995 to 2003 he served as Technical Director and head of insurance and claim department with Delphic Shipping. During 2003 he was assigned the title of General Manager for Delphic Shipping. From 2003 until 2005 Mr. Katikas was the Technical Director at Technomar Shipping in Athens. For the last four years prior to joining us, he was the Senior Technical Advisor at Niki Shipping. Mr. Katikas has a Bsc (Honours) Degree in Naval Architecture and Shipbuilding from New Castle University in the United Kingdom and a Msc Degree in Naval Architecture from the University of Michigan while he served as an officer in the merchant navy for approximately eight years.

B.              Compensation

During 2008, we paid our officers and directors aggregate compensation of approximately $1,036,152, $839,000 in 2007 and $619,049 in 2006. In addition, stock-based compensation costs in 2008 and 2007 were $1,083,031 and $1,231,947, respectively. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board of Directors or any board committee. This amounted to $78,698 in 2008, $168,630 in 2007 and $174,900 in 2006. Please see below regarding awards under our 2005 Equity Incentive Plan.

On June 5, 2008, we entered into an employment agreement with Mr. Ioannis Makris to employ him as our Chief Financial Officer. This agreement has an initial term of two years unless terminated earlier in accordance with the terms of such agreement. The initial term shall be automatically extended for successive one year terms unless we or Mr. Makris gives notice of non-renewal at least ninety days prior to the expiration of the initial term or such one year extension to the initial term. Under the employment agreement, Mr. Makris is expected to receive an annual salary of €140,000, or approximately $196,252. Upon completion of the four month probationary period, Mr. Makris was granted 20,000 shares of our restricted common stock subject to applicable vesting periods, as mentioned below. Mr. Makris will also receive additional incentive compensation as determined annually by the compensation committee of our board of directors.

On July 23, 2008, we entered into an employment agreement with Mr. Jeffrey Owen Parry to employ him as our Chief Executive Officer. This agreement has an initial term of three years unless terminated earlier in accordance with the terms of such agreement. The term shall be automatically renewed for successive one year intervals unless we or Mr. Parry gives written notice of not less than one hundred eighty (180) days of their intent to terminate the agreement. Under the employment agreement, Mr. Parry is expected to receive an annual salary of $500,000. In addition, upon execution of the agreement, Mr. Parry was granted 100,000 fully vested stock units of common stock. Such units were converted into 100,000 shares of our restricted common stock six months after the grant of such units, as mentioned below. Furthermore, upon execution of the agreement, we also granted to Mr. Parry options to purchase 300,000 common shares, subject to applicable vesting periods and exercise prices, as mentioned below. Mr. Parry will also receive additional incentive compensation as determined annually by the compensation committee of our board of directors.

2005 Equity Incentive Plan

We adopted an equity incentive plan, which we refer to as the 2005 Equity Incentive Plan, under which our officers, key employees and directors are eligible to receive equity compensation awards. Our board of directors adopted an amendment to the plan in June 2009 pursuant to which we have reserved a total of 1,000,000 common shares for issuance under the plan, of which 545,000 have been issued. Our board of directors administers the plan. Under the terms of the plan, our board of directors is able to grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value of the common share as of the date of grant. The plan also permits our board of directors to award other securities, including restricted and unrestricted shares, performance shares and stock appreciation rights. All options will expire no later than ten years from the date of the grant. Unless terminated earlier pursuant to its terms, the plan will terminate ten years from the date it was adopted by the board of directors.

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

On April 11, 2008, the board of directors resolved to accelerate the vesting of the 100,000 shares unvested as of December 31, 2007 of 200,000 shares awarded during 2007 under grants of restricted stock to the Company's directors. All shares that had not vested became vested on April 11, 2008.

In October 2008, we issued under the 2005 Equity Incentive Plan, 45,000 restricted common shares to each director of the Company for a total of 225,000 shares, subject to the following vesting periods:

•	15,000 shares are scheduled to vest on July 1, 2009;

•	15,000 shares are scheduled to vest on July 1, 2010; and

•	15,000 shares are scheduled to vest on July 1, 2011.

In December 2008, we issued under the 2005 Equity Incentive Plan, 20,000 restricted common shares to the Chief Financial Officer of the Company for a total of 20,000 shares, subject to the following vesting periods:

•	5,000 shares vested on October 5, 2008; and

•	15,000 shares are scheduled to vest on June 5, 2010.

In July 2008, pursuant to our Chief Executive Officer's employment agreement, our Chief Executive Officer was granted 100,000 restricted stock units under the 2005 Equity Incentive Plan, which were converted into fully vested restricted common shares in January 2009. We have also granted to our Chief Executive Officer options to purchase 300,000 common shares. The options are subject to the following vesting periods and exercise prices:

•	options to purchase 100,000 shares are scheduled to vest on July 7, 2009 at an exercise price of $8.00;

•	options to purchase 100,000 shares are scheduled to vest on July 7, 2010 at an exercise price of $8.00; and

•	options to purchase 100,000 shares are scheduled to vest on July 7, 2011 at an exercise price of $10.00. The options expire ten years from the date of grant.

C.              Board Practices

Committees of the Board of Directors

We have established an Audit Committee comprised of our three independent directors responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors.  The current members of our audit committee are Messrs. Panagiotis Skiadas (Chairman), George Xiradakis and Christopher J. Georgakis. During 2008, there had been one vacancy on our audit committee following the resignation of Per Olav Karlsen from the audit committee in February 2008 in order to avoid any possible conflicts of interest resulting from Mr. Karlsen's share ownership in a shipbroking firm that received a commission from the purchaser of the Arius in connection with the sale of that vessel. We have also established a Compensation Committee comprised of our three independent directors responsible for reviewing the compensation of our senior management, officers and  board of directors.  The current members of our Compensation Committee are Messrs. Panagiotis Skiadas, Capt. Gabriel Petridis, and Christopher Georgakis.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Please see the information contained under "Item 7B – Related Party Transactions" regarding transactions between us and any of our directors.

D.              Employees

                  See "Item 4 — Information on the Company — Business Overview —Crewing and Employees."

E.               Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7 –  Major Shareholders and Related Party Transactions" below.

ITEM 7.                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.              Major shareholders

The following table sets forth information regarding (i) the owners of more than 5% of our common stock that we are aware of and (ii) the total number of shares of our common stock held by officers and directors as of June 25, 2009.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common stock, par value $0.01 per share	Rocket Marine Inc. (1)(2)	14,896,877	52%
	Mons Bolin (1)(2)	14,896,877	52%
	Captain Gabriel Petridis (1)(2)	14,896,877	52%
	Directors and Executive Officers as a Group	15,151,877	53%
	Transamerica Investment Management, LLC (3)	2,029,730	7.2%

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

(2)
Includes an aggregate of 90,000 shares issued to Rocket Marine as the nominee of Mons S. Bolin and Captain Gabriel Petridis for shares issued under the Company's 2005 Equity Incentive Plan, which are subject to applicable vesting.

(3)
According to Schedule 13G/A filed with the Securities and Exchange Commission by Transamerica Investment Management, LLC on February 14, 2008.  According to such Schedule 13G/A, Gary U. Rolle is the Chief Investment Officer of TransAmerica Investment Management, LLC.

  Our major shareholders all have equal voting rights.

B.              Related Party Transactions

Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors.  Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Aries Energy Corporation

Aries Energy Corporation, through its wholly-owned, indirect subsidiary, Rocket Marine Inc., owns 52% of our outstanding common stock. Mr. Mons Bolin, our President and director, who also served as our Chief Executive Officer until July 8, 2008, owns 50% of the issued and outstanding capital stock of Aries Energy and of Magnus Carriers. Captain Gabriel Petridis, our Chairman of the board, owns the remaining 50% of the outstanding capital stock of Aries Energy and of Magnus Carriers.

Magnus Carriers

We had historically contracted the technical and commercial management of our vessels to Magnus Carriers except for the vessels Stena Compass and Stena Compassion which have been under bareboat charter and for the vessel Chinook which has been under the technical management of Ernst Jacob. See "Item 5 – Operating and Financial Review and Prospects. – Technical and Commercial Management of our Fleet" above for a detailed description of the management agreements with Magnus Carriers.

The technical and commercial management agreements contained cost sharing agreement whereby costs in excess of agreed budgets would be shared. In October 2007 the technical management agreements with Magnus were cancelled effective upon delivery of the vessels to their new managers and during 2007 and 2008 the technical management for five of our product tanker vessels was transferred to ITM, the technical management for our three containers was transferred to the Wilhelmsen Ship Management (formerly Barber Ship Management Singapore Pte Ltd) and the management of the Nordanvind was transferred to AMT Management. As a result of the termination of the technical management agreements, we agreed with Magnus Carriers for a termination payment of $5.0 million.

Magnus Carriers retained the commercial management and chartering services of the vessels pursuant to commercial management agreements entered into in October 2007 based on which we paid Magnus Carriers 1.25% of any gross charter hire and freight paid to us for new charters or $7,000 per month per vessel for the vessels under pre-existing charters. In addition, we paid Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokered for us.

The commercial management of our vessels was transferred from Magnus Carriers to AMT Management between October 2008 and May 2009 and Magnus Carriers continues to provide non-exclusive chartering agency services in exchange for 1.25% of any gross charter hire and freight paid to us for new charters and 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us.

During 2008, we paid management fees and charter commissions of $1.1 million to Magnus Carriers relating to continuing operations and we received $1.4 million from Magnus Carriers under the termination agreement. In addition, in connection with the sale of the MT Arius, the MSC Oslo and the Energy 1 in April 2008 and June 2008, we paid $0.6 million commission to Magnus Carriers.

From May 2006, the vessel owning company of MV Saronikos Bridge entered into a rent agreement with Magnus Carriers for a deck generator for $9,000 per month. Under this agreement, the Company paid rental fees of $0.1 million for the year ended December 31, 2008 and $0.1 million for the year ended December 31, 2007, which are reflected in the operating expenses of the vessel in the statement of operations. On December 31, 2008, the rental agreement was terminated and the Company paid $0.04 million to Magnus Carriers for the purchase of the deck generator.

From September 2006, the vessel owning company of MV Oslo entered into a rent agreement with Magnus Carriers for a  deck generator for $9,000 per month. Under this agreement, the Company paid rental fees of $0.04 million for the year ended December 31, 2008 and $0.1 million for the year ended December 31, 2007, which are reflected in the operating expenses of the vessel in the statement of operations. On April 30, 2008, the rental agreement was terminated and the Company paid $0.09 million to Magnus Carriers for the purchase of the deck generator.

Domina Petridou O.E.

We lease office space in Glyfada, Greece from Domina Petridou O.E., a company owned by Mons S. Bolin and Domina Petridou. In November 2005, we entered into a 10-year lease agreement with the landowner. In October 2007, we entered into an additional nine-year lease agreement with the landowner. The lease paid in 2008 amounted to $147,500.

Poseidon Marine Agency

Part of the crewing for the Company was undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. During 2008, the Company paid manning fees of $11,700 to Poseidon Marine Agency. The company ceased operations during 2008.

Directors and Officers

During the year ended December 31, 2008, we paid directors and officers fees of $1,036,152.  With respect to the employment agreements we have entered into with our Chief Executive Officer and Chief Financial Officer, please see "Item 6 – Directors, Senior Management and Employees."

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

The Charterers of the vessel Altius notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo at New York in September 2007;

Damages suffered by sub-charterers of the vessel as a result of a change in management and oil major dispute from October 2007;

Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.

In May 2008 the Company was forwarded a claim from the vessel's sub-charterers to the Charterers in respect of (c), for an amount of $0.75 million. No details of heads of claim or quantum have been received for (a) and (b).

The Charterers of the vessel Fortius notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

Damages as a result of a change in management and oil major dispute from October 2007; and

Damages resulting from the creation of Hydrogen Sulphide in the vessel's tanks at two ports in the USA.

These claims arise from claims from sub-charterers to the Charterers. The Charterers forwarded to the Company the sub-charterers notification of the details of these claims whereby the sub-charterers seek indemnification of $2.2 million in relation to head (a) and $0.9 million in relation to head (b).

A notification from the Charterers of the vessel Ostria was received in November 2008 for a potential claim amounting to $0.8 million in respect of loss of time, damage to cargo and consequential losses caused by a leakage of cargo, during loading in September 2008.  No further actions have been pursued by the Charterers.

 Other than as described above, we have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position.

 Dividend Policy

 On September 12, 2008, we determined to suspend payment of our quarterly dividend, effective immediately. The decision followed our new management's strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our fully revolving credit facility agreement, which we refer to as our credit agreement, and those created by Bermuda law.

 Our credit agreement prohibits us from paying a dividend if an event of default under the credit agreement is continuing or would result from the payment of the dividend. Our credit agreement further requires us to maintain specified financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our fully revolving credit facility could prevent us from making dividend payments under certain circumstances.  In March 2008, pursuant to the condition imposed by our lenders in connection with the relaxation of the interest coverage ratio under our credit facility, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the fourth quarter of 2007.  The Company resumed payment of dividends with a dividend of $0.10 per share in respect of the first quarter of 2008. In September 2008, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the second quarter of 2008. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

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

	High	Low
For the period from June 3, 2005 to December 31, 2005	$15.99	$12.50
For the Fiscal Year Ended December 31, 2006	$14.80	$9.07
For the Fiscal Year Ended December 31, 2007	$10.45	$5.91
For the Fiscal Year Ended December 31, 2008	$7.77	$0.31

For the Quarter Ended
March 31, 2007	$9.43	$7.48
June 30, 2007	$10.20	$7.53
September 30, 2007	$10.45	$7.83
December 31, 2007	$9.87	$5.91
March 31, 2008	$7.77	$5.22
June 30, 2008	$6.29	$4.75
September 30, 2008	$4.94	$2.05
December 31, 2008	$2.44	$0.31
March 31, 2009	$1.64	$0.32

For the Month
December 2008	$0.89	$0.31
January 2009	$1.64	$0.32
February 2009	$0.82	$0.37
March 2009	$0.55	$0.35
April 2009	$0.77	$0.36
May 2009	$0.85	$0.56

C.              Markets

      See Item 9. A. above.

ITEM 10.                ADDITIONAL INFORMATION

A.              Share Capital

       Not applicable.

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

Treasury Shares

Our bye-laws were amended at our 2008 annual general meeting to allow our board of directors, at its discretion and without the sanction of a resolution of Members, to authorise the acquisition by us of our shares, to be held as treasury shares. Our board of directors may, at its discretion and without the sanction of a resolution of Members, authorise the acquisition by us of our own shares, to be held as treasury shares, upon such terms as the board of directors may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Act. We shall be entered in the Register of members as a shareholder in respect of the shares held by us as treasury shares and shall be our shareholder but subject always to the provisions of the Companies Act and for the avoidance of doubt we shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act.  Subject as otherwise provided in our bye-laws in relation to our shares generally, any of our shares held by us as treasury shares shall be at the disposal of the board of directors, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.

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

 Amendments to Bye-Laws

Our bye-laws require the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend, alter, change or repeal the following provisions in our bye-laws:

•	the classified board and director removal provisions;

•	the percentage of approval required for our shareholders to amend our bye-laws;

•	the limitations on business combinations between us and interested shareholders;

•	the provisions requiring the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend the foregoing provisions; and

•	the limitations on shareholders' ability to call special meetings, subject to certain rights guaranteed to shareholders under the BCA.

These requirements make it more difficult for our shareholders to make changes to the provisions in our bye-laws that could have anti-takeover effects.

  C.           Material Contracts

As of December 31, 2008 we had long term debt obligations under our fully revolving credit facility, with a group of international lenders. As of December 31, 2007, we had long term debt obligations under our fully revolving credit facility, with a group of international lenders. For a full description of our credit facilities see "Item 5 — Operating and Financial Review and Prospects – Indebtedness."

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

As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company," exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except insofar as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Item 4 — Information on the Company" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to Aries Maritime Transport Limited and its subsidiaries on a consolidated basis.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, a foreign corporation will be exempt from United States federal income taxation on its U.S.-source shipping income if:

(1)
it is organized in a qualified foreign country, which is one that grants an "equivalent exemption" to corporations organized in the United States in respect of such category of the shipping income for which exemption is being claimed under Section 883 and which we refer to as the "Country of Organization Test"; and

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

The Country of Organization Test is satisfied since we are incorporated in Bermuda, and each of our subsidiaries is incorporated in the British Virgin Islands, the Marshall Islands, or Malta, all of which are qualified foreign countries in respect of each category of Shipping Income we currently earn and expect to earn in the future. Therefore, we and our subsidiaries are exempt from United States federal income taxation with respect to our U.S.-source shipping income as we and each of our subsidiaries meet either of the 50% Ownership Test or the Publicly Traded Test. Under a special attribution rule of Section 883, each of our Subsidiaries is deemed to have satisfied the 50% Ownership Test if we satisfy such test or the Publicly Traded Test.  Due to the widely-held nature of our stock, we may have difficulty satisfying the 50% Ownership Test.

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

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our shares are not to be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of our outstanding stock, which we refer to as the "5 Percent Override Rule."

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder" ) will generally be treated as "qualified dividend income"  that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

For purposes of determining whether we are a passive foreign investment company, we are treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

ITEM 11.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Item 5 – Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures About Market Risk."

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

ITEM 14.                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                CONTROLS AND PROCEDURES

(a)              Disclosure Controls and Procedures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the securities and Exchange Act of 1934) as of December 31, 2008, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. The Company further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (''COSO'') in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

(c)             Attestation report of the independent registered public accounting firm.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, has been audited by Pricewaterhousecoopers SA, an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee comprised of three members which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq Global Market that are applicable to us. The members of the audit committee are Messrs. Panagiotis Skiadas, George Xiradakis and Christofer Giorgakis. Mr. Xiradakis  serves as the "audit committee financial expert" as defined in Form 20-F.

ITEM 16B.             CODE OF ETHICS

As a foreign private issuer, we are exempt from the rules of the Nasdaq Global Market that require the adoption of a code of ethics.  However, we have voluntarily adopted a code of ethics that applies to our principal executive officer, principal financial officer and persons performing similar functions. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the Company at 18 Zerva Nap., Glyfada, 166 75 Greece, Attn: Corporate Secretary.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Our principal accountants for the fiscal years ended December 31, 2008 and 2007 were PricewaterhouseCoopers S.A.  Our audit fees for 2008 and 2007 were $532,500 and $847,000 respectively.

Audit-Related Fees

 We did not incur audit-related fees for 2008 and 2007.

Tax Fees

We did not incur tax fees for 2008 or 2007.

All Other Fees

We did not incur any other fees for 2008 or 2007.

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

ITEM 16G.             CORPORATE GOVERNANCE

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

Part III

ITEM 17.                FINANCIAL STATEMENTS

See Item 18.

ITEM 18.                FINANCIAL STATEMENTS

The following financial statements, together with the report of PricewaterhouseCoopers S.A. thereon, are filed as part of this report:

ITEM 19.                EXHIBITS

Number		Description of Exhibits

1.1	____	Articles of Incorporation of Aries Maritime Transport Limited (1)

1.2	____	Amended and Restated Bye-laws of the Company (2)

4.1	____	Credit Agreement, dated April 3, 2006 by and among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers. (3)

4.2	____	First Supplemental Agreement, dated August 24, 2006 by and between the Company and The Bank of Scotland relating to the Credit Agreement. (4)

4.3	____	Second Supplemental Agreement, dated January 22, 2007 by and among the Company, certain subsidiaries, The Bank of Scotland and Magnus Carriers Corporation relating to the Credit Agreement. (5)

4.4	____	Third Supplemental Agreement, dated March 2, 2007 by and among the Company, certain subsidiaries, The Bank of Scotland and Magnus Carriers Corporation relating to the Credit Agreement. (6)

4.5	____	Form of Equity Incentive Plan. (7)

4.6	____	Fourth Supplemental Agreement, dated July 2007, by and among the Company, certain subsidiaries, Magnus Carriers Corporation and The Bank of Scotland relating to the Credit Agreement. (8)

4.7	____	Fifth Supplemental Agreement, dated June 11, 2008, by and among the Company and The Bank of Scotland relating to the Credit Agreement. (9)

4.8	___	Sixth Supplemental Agreement, dated June 24, 2009, by and among the Company and The Bank of Scotland relating to the Credit Agreement.

4.9	____	Amendment to Equity Incentive Plan

4.10	___	Form of Technical and Commercial Management Agreement with AMT Management

4.11	___	Form of Commercial Management Agreement with AMT Management

8.1	____	List of Subsidiaries

12.1	____	Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Executive Officer.

12.2	____	Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Financial Officer.

13.1	____	Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	____	Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form F-1 (Registration No. 333-124952).

(2) Incorporated by reference to Exhibit 99. to the Company's Form 6-K, filed on October 22, 2008.

(3) Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005 filed on April 18, 2007.

(4) Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006 filed on April 20, 2007.

(5) Incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006 filed on April 20, 2007.

(6) Incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006 filed on April 20, 2007.

(7) Incorporated by reference to Exhibit 10.6 to the Company's registration statement on Form F-1/A (Registration No. 333-124952).

  (8) Incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 30, 2008.

  (9) Incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ARIES MARITIME TRANSPORT LIMITED

	By:	/s/ Jeffrey Owen Parry
Name: Jeffrey Owen Parry Title: Chief Executive Officer
June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aries Maritime Transport Limited:

In our opinion, the accompanying consolidated  balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Aries Maritime Transport Ltd and its subsidiaries (the "Company") at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting", appearing in Item 15(b) of the Company's 2008 Annual Report on Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits (which were integrated audits in 2008 and 2007) . We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.   We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss, has a net working capital deficit and has not met certain of its financial covenants of debt agreements with lenders. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
June 26, 2009

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
 (All amounts expressed in thousands of U.S. Dollars except share amounts)

		As of December 31,
	Notes	2007	2008
ASSETS
Current assets
Cash and cash equivalents		12,444	4,009
Restricted cash	4	39	8,510
Trade receivables, net	2	2,219	2,533
Other receivables		1,033	2,289
Inventories	5	1,969	1,224
Prepaid expenses		1,681	967
Due from managing agent		814	160
Due from related parties	19	-	49
Total current assets		20,199	19,741

Vessels and other fixed assets, net	6	400,838	296,463
Deferred charges, net	9	2,906	1,573
Restricted cash	4	1,548	-
Total non-current assets		405,292	298,036
Total assets		425,491	317,777

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	10	284,800	223,710
Accounts payable, trade	7	8,423	3,601
Accrued liabilities	8	5,297	7,776
Deferred income		2,291	1,807
Derivative financial instruments	15	5,936	12,451
Deferred charter revenue	11	4,656	2,144
Due to related parties	19	594	-
Total current liabilities		311,997	251,489

Deferred charter revenue	11	6,375	772
Total liabilities		318,372	252,261

Commitments and contingencies	17	-	-

Stockholders' equity
Preferred Stock, $0.01 par value, 30 million shares authorized, none issued.
Common Stock, $0.01 par value, 100 million shares authorized, 29 million shares issued and outstanding at December 31, 2008 (2007: 28.6 million shares)		286	290
Additional paid-in capital	13	115,566	113,787
Deficit	13	(8,733)	(48,561)
Total stockholders' equity		107,119	65,516
Total liabilities and stockholders' equity		425,491	317,777

The accompanying notes are an integral part of the consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2006		2007		2008

OPERATING REVENUES	11,14		76,347		81,080		81,331

EXPENSES:
Commissions	19		(830)		(1,049)		(1,407)
Voyage expenses			(2,658)		(3,119)		(7,033)
Vessel operating expenses	19		(19,276)		(23,996)		(31,730)
General & administrative expenses	12,19		(3,938)		(5,518)		(7,878)
Depreciation	6		(22,684)		(23,883)		(23,912)
Impairment loss	2		-		-		(30,075)
Amortization of dry-docking and special survey expense	6		(1,947)		(2,626)		(3,997)
Management fees			(1,554)		(1,700)		(1,860)
			(52,887)		(61,891)		(107,892)
Net operating income/ (loss)			23,460		19,189		(26,561)

OTHER INCOME/( EXPENSES), NET:
Interest & finance expense, net	10		(15,226)		(17,527)		(16,021)
Interest income			869		693		248
Other expenses, net			(146)		(156)		(213)
Change in fair value of derivatives	15		(1,788)		(4,060)		(6,515)
Total other expenses, net			(16,291)		(21,050)		(22,501)

Net income / (loss) from continuing operations			7,169		(1,861)		(49,062)

Net income / (loss) from discontinued operations (including gain on sale of vessels $13,569 for December 31, 2008)	20		(4,970)		(6,872)		9,234

Net income / (loss)			2,199		(8,733)		(39,828)

Earnings/ (loss) per share:
Basic and diluted

Continuing operations			$0.25	$	(0.07)	$	(1.71)

Discontinued operations		$	(0.17)	$	(0.24)		$0.32

Total			$0.08	$	(0.31)	$	(1.39)

Weighted average number of shares:
Basic and diluted			28,416,877		28,478,850		28,634,186

The accompanying notes are an integral part of the consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
(All amounts expressed in thousands of U.S. Dollars)

	Notes	Common Stock (Number of Shares in Thousands)	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2005		28,417	284	155,397	-	155,681
Net income		-	-	-	2,199	2,199
Dividends paid	13	-	-	(23,093)	(2,199)	(25,292)
Balance at December 31, 2006		28,417	284	132,304	-	132,588
Net loss		-	-	-	(8,733)	(8,733)
Issuance of restricted shares	12	200	2	-	-	2
Stock-based compensation	12	-	-	1,232	-	1,232
Dividends paid	13	-	-	(17,970)	-	(17,970)
Balance at December 31, 2007		28,617	286	115,566	(8,733)	107,119
Net loss		-	-	-	(39,828)	(39,828)
Issuance of restricted shares	12	345	4	-	-	4
Stock-based compensation	12	-	-	1,083	-	1,083
Dividends paid	13	-	-	(2,862)	-	(2,862)
Balance at December 31, 2008		28,962	290	113,787	(48,561)	65,516

The accompanying notes are an integral part of the consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)

		Year ended December 31,
	Notes	2006	2007	2008
Cash flows from operating activities:
Net income/ (loss)		2,199	(8,733)	(39,828)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation		29,431	30,653	25,476
Impairment loss		-	-	30,075
Amortization of dry-docking and special survey		3,727	6,485	5,017
Provision for doubtful receivables		-	-	1,018
Amortization and write-off of deferred financing costs		1,639	1,308	1,333
Amortization of deferred charter revenue		(10,715)	(6,010)	(8,115)
Change in fair value of derivative financial instruments		1,788	4,060	6,515
Payments for dry-docking / special survey costs		(15,151)	(6,144)	(2,159)
Proceeds for vessel's dry-docking / special survey costs		5,000
Stock-based compensation		-	1,232	1,083
Gain on sale of vessels		-	-	(13,569)
Changes in assets and liabilities	16	6,297	(5,270)	(3,945)
Net cash provided by operating activities		24,215	17,581	2,901
Cash flows from investing activities:
Vessel acquisitions/ additions		(101,765)	(399)	-
Other fixed asset acquisitions		(50)	(37)	(27)
Vessels disposals		-	-	59,562
Restricted cash		-	(1,572)	1,548
Net cash (used in) / provided by investing activities		(101,815)	(2,008)	61,083
Cash flows from financing activities:
Proceeds from issuance of long-term debt		100,980	-	-
Principal repayments of long-term debt		-	-	(61,090)
Proceeds from termination of derivative financial instruments		489	-	-
Payment of financing costs		(2,981)	-	-
Restricted cash		(3,232)	3,227	(8,471)
Proceeds from issuance of capital stock		-	2	4
Dividends paid		(25,292)	(17,970)	(2,862)
Net cash provided by/ (used in) financing activities		69,964	(14,741)	(72,419)
Net increase/ (decrease) in cash and cash equivalents		(7,636)	832	(8,435)
Cash and cash equivalents
Beginning of year		19,248	11,612	12,444
End of year		11,612	12,444	4,009
Supplemental Cash Flow information:
Interest paid		13,466	23,211	13,453

The accompanying notes are an integral part of the consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements

1.	Organization and Basis of Presentation

Aries Maritime Transport Limited (the "Company" or "Aries Maritime") was incorporated on January 12, 2005. The principal business of Aries Maritime is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime is currently the ultimate owner of all outstanding shares of the following subsidiaries:

Company Name	Country of Incorporation	Vessel Name	Date of Vessel Acquisition

1. Land Marine S.A.	Marshall Islands	M/T High Land	March 7, 2003

2. Rider Marine S.A.	Marshall Islands	M/T High Rider	March 18, 2003

3. Ostria Waves Ltd.	Marshall Islands	M/T Ostria ex Bora	May 25, 2004

4. Altius Marine S.A.	Marshall Islands	M/T Altius	June 24, 2004

5. Fortius Marine S.A.	Marshall Islands	M/T Fortius	August 2, 2004

6. Vintage Marine S.A.	Marshall Islands	M/T Arius ex Citius***	August 5, 2004

7. Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	December 9, 2004

8. Chinook Waves Corporation	Marshall Islands	M/T Chinook	November 30, 2005

9. Compass Overseas Ltd.	Bermuda	M/T Stena Compass	February 14, 2006

10. Compassion Overseas Ltd.	Bermuda	M/T Stena Compassion	June 16, 2006

11. Santa Ana Waves Corporation	Marshall Islands	-	-

12. Makassar Marine Ltd.	Marshall Islands	M/V Saronikos Bridge ex CMA CGM Makassar	July 15, 2005

13. Seine Marine Ltd.	Marshall Islands	M/V MSC Seine ex CMA CGM Seine	June 24, 2005

14. Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope	July 26, 2004

15. Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V Energy 1 ex ANL Energy*	April 28, 2004

16. Dynamic Maritime Co.	Marshall Islands	M/V MSC Oslo ex SCI Tej**	June 1, 2004

17. AMT Management Ltd.	Marshall Islands	-	-

18. Aries Maritime (US) LLC	United States	-****	-

*                M/V Energy 1 was sold on June 2, 2008.
**              M/V MSC Oslo was sold on April 30, 2008.
***            M/T Arius was sold on June 11, 2008.
****         Aries Maritime (US) LLC was incorporated on October 23, 2008 as a representative office in the U.S.A.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

1.	Organization and Basis of Presentation (continued)

On June 8, 2005, Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

Aries Maritime is an indirect subsidiary of Aries Energy Corporation, or Aries Energy. Aries Energy, an affiliate through its wholly-owned subsidiary Rocket Marine Inc., owns approximately 52% of the Company's outstanding common shares.  Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as "the Company".

During the years ended December 31, 2008 and December 31, 2007, the Company incurred losses of $39.8 million and $8.7 million, respectively. As at December 31, 2008, the Company reported working capital deficit of $231.7 million which includes $223.7 million of debt reflected as current.

During the years 2007 and 2008, the Company was not in compliance with certain covenants of its loan facility (refer to note 10) and absent any further relaxation from the lenders, the lenders have the ability to demand repayment of outstanding borrowings. On this basis, and due to the high degree of uncertainty surrounding the Company's ability to meet loan terms and covenants in future periods, as well as, the uncertainty with respect to the lender's intention to demand immediate repayment of the outstanding debt, this debt is reflected as current in the accompanying balance sheets.

Management is currently in negotiations with its lenders for obtaining waivers in respect of its covenant in breach and for restructuring its facility. Management also has plans in place to improve the performance and financial strength of the Company. These plans mainly relate to the reduction of vessel operating expenses, the potential sales of one or more vessels to strengthen its financial position and the potential addition of assets which would enhance its future cash earnings. On June 24, 2009, the Company signed a non-binding letter of intent (LOI) with Grandunion, a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of the Company and a change of control of the Company's board of directors.  See note 21 for further information concerning the LOI. However, there is no assurance that the Company will enter into definitive agreements with Grandunion or that the Company will be successful in achieving our objectives.

While these consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations, the conditions and events described above raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on management's ability to reach an agreement with its lenders and to continue to improve the performance of the Company, which includes achieving profitable operations in the future, and the continued support of its shareholders and its lenders. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company's inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which may raise substantial doubt about the entity's ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

2.	Summary of Significant Accounting Policies

Principles of Consolidation:

The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries and are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The subsidiaries are fully consolidated from the date on which control is transferred to the Company.

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

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Foreign Currency Transactions:
The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the Company's  subsidiaries are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents:
The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:
Restricted cash includes cash collateralized, retention accounts, which are used to fund the debt service payments coming due in accordance with the facility agreement as well as the minimum liquidity required under the facility agreement. The funds can only be used for the purposes of interest payments and loan repayments.

Trade Receivables:
The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2008 and 2007 amounted to $0.9 million and $0, respectively. This relates to discontinued operations.

Inventories:
Inventories which comprise bunkers, lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value as determined using the first in first out method.

Vessels and Other Fixed Assets, net:
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

The component of each new vessel's initial capitalized cost that relates to dry-docking and special survey calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-docking and special survey, is treated as a separate component of the vessel's cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs.

Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows.

Vessels' depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Company's vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of operations.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Vessels and Other Fixed Assets, net (continued)

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:                                                                              5 years
Computer equipment and software:                                                                            5 years

Accounting for Special Survey and Dry-docking Costs:
The Company follows the deferral method of accounting for special survey and drydocking expenses, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey and drydocking, which is five years and two and a half years respectively. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

Costs incurred during the drydocking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and drydocking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

Impairment of Long-lived Assets:
The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value.

During the fourth quarter of 2008, we concluded that events and circumstances had changed which may indicate the existence of potential impairment of our long-lived assets. As a result, we performed an interim impairment assessment of long-lived assets. The significant factors and assumptions the Company used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as historical average time charter rates for the remaining life of the vessel after the completion of the current contracts and included scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company's historical experience of the shipping industry.

The Company's assessment concluded to evaluate the existence of potential impairment of our long-lived assets with a review of the estimate fair market values for each vessel obtained by third party appraisers compared to the carrying value. The significant factors we used in deriving the carrying value included: net book value of the vessels, unamortized special survey, dry docking cost and deferred revenue.

The Company's impairment analysis as of December 31, 2008 resulted to an impairment loss of $(30,075) and is reflected in the accompanying 2008 Consolidated Statements of Operations. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods. No impairment loss was recorded in the years ended December 31, 2006 and 2007.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Back log asset / Deferred charter revenue:
Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time or bareboat charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as a back log asset; otherwise, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the remaining period of the time or bareboat charters acquired.

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

Accounting for Revenue and Expenses:
The Company generates its revenues from charterers for the charter hire of its vessels.  Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of the discharge of the current cargo.

Profit sharing represents the Company's portion on the excess of the actual net daily charter rate earned by the Company's charterers from the employment of the Company's vessels over a predetermined base charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.

Deferred income represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

Voyage related and vessel operating costs are expensed as incurred.  Under time charter, specified voyage costs such as fuel and port charges are paid by the charterer, and other non-specified voyage expenses such as commission are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Repairs and Maintenance:
Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Instruments:
Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities.  Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income.  If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the statement of operations.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

The Company has entered into various interest rate swap agreements (see note 15) that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of operations, respectively

Stock – Based Compensation:
According to Statement 123R "Share Based Payments", the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Segment Reporting:
The Company reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

Earnings / (loss) Per Share:
The Company has presented basic earnings (loss) per share for all periods presented based on the common shares outstanding of Aries Maritime. Diluted earnings (loss) per share is calculated by dividing net earnings by the weighted average common shares outstanding adjusted for the dilutive effect of unvested restricted common shares and stock options using the treasury stock method. For the year ended December 31, 2008, the 240,000 non-vested restricted common shares and the 300,000 non-vested stock options have been excluded from the Company's diluted computation as their effect would be anti-dilutive. For the year ended December 31, 2007, 100,000 non-vested restricted common shares have been excluded from the Company's diluted computation as their effect would be anti-dilutive.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

3.	Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) "Fair Value Measurement." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this standard is not expected to have a material effect on the consolidated financial statements. This statement was effective for the Company for the fiscal year beginning on January 1, 2008 and it did not have a material effect on its consolidated financial statements.

In February, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits companies to report certain financial assets and financial liabilities at fair value.  SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.  The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported, therefore, the adoption of the statement had no impact on its financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

In February 2008, the FASB issued the FASB Staff Position ("FSP No. 157-2") which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 did not have a material effect on the consolidated financial statements of the Company.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 ("SFAS 161") "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133". SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on its consolidated financial statements.

In April 2008, FASB issued FASB Staff Position FSP 142-3 "Determination of the useful life of intangible assets". This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), "Business Combinations", and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for Aries Maritime Transport Limited for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of the Company.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

3.	Recent Accounting Pronouncements (continued)

In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles". The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not  expected to have material effect on the consolidated financial statements of Aries Maritime Transport Limited.

In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 "Determining whether instruments granted in share-based payment transactions are participating securities". This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, "Earnings per Share". This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The Company is currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on the Company's consolidated financial statements.

In September 2008, FASB issued FASB Staff Positions (FSP) FAS 133-1 and FIN 45-4 "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161". This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the FASB's intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP's amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 is not expected to have a material effect on the Company's consolidated financial statements.

In October 2008, the FASB issued the FASB Staff Position ("FSP No. 157-3") which clarifies the application of FASB Statement No. 157, "Fair Value Measurements" in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate ("FASB Statement No. 154 "Accounting changes and Error Corrections", paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 does not have a material effect on the consolidated financial statements of the Company.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

4. Restricted Cash

	As of December 31,
	2007	2008

Retention account	5	2,054
Minimum Liquidity	-	6,436
Other	34	20
Short term restricted account	39	8,510
Guarantee	1,500	-
Other	48	-
Long term restricted account	1,548	-
	1,587	8,510

Cash deposited in the retention account is made available for loan interest payments within three months of being deposited.

5.	Inventories

	As of December 31,
	2007	2008

Lubricants	879	722
Bunkers	993	361
Provisions (Stores)	97	141
	1,969	1,224

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

6.	Vessels and Other Fixed Assets, Net

	Other fixed assets	Cost of vessel	Special survey	Dry-docking	Total

Balance at December 31, 2006	146	478,773	6,417	12,616	497,952
Additions	37	399	1,439	4,705	6,580
Balance at December 31, 2007	183	479,172	7,856	17,321	504,532
Additions	27	-	1,019	1,140	2,186
Disposals - Discontinued operations (note 20)	-	(69,003)	(822)	(6,450)	(76,275)
Impairment loss (note 2)		(30,075)			(30,075)
Balance at December 31, 2008	210	380,094	8,053	12,011	400,368

Accumulated Depreciation and Amortization

Balance at December 31, 2006	(35)	(59,160)	(3,063)	(4,298)	(66,556)
Depreciation and Amortization of the year	(25)	(30,628)	(1,186)	(5,299)	(37,138)
Balance at December 31, 2007	(60)	(89,788)	(4,249)	(9,597)	(103,694)
Depreciation and Amortization of the year	(39)	(25,437)	(1,242)	(3,775)	(30,493)
Disposals	-	25,753	570	3,959	30,282
Balance at December 31, 2008	(99)	(89,472)	(4,921)	(9,413)	(103,905)

Net book value - December 31, 2006	111	419,613	3,354	8,318	431,396
Net book value - December 31, 2007	123	389,384	3,607	7,724	400,838
Net book value - December 31, 2008	111	290,622	3,132	2,598	296,463

On June 11, 2008, the Company sold Arius to an unrelated party for net proceeds of $21.4 million. The gain on the sale of the vessel amounted to $8.6 million. The Company paid 1% of the purchase price as sales commission to Magnus Carriers, a related company. The Company also paid a 1% commission to a brokerage firm of which one of the former Company's directors is a shareholder (refer to note 19).

On April 30, 2008 and June 2, 2008, the Company sold both the MSC Oslo and its sister ship, the Energy 1 to an unrelated party for net proceeds totalling $19.7 million and $18.5 million, respectively. The gain on the sale of the MSC Oslo amounted to $2.9 million and the gain on the sale of Energy 1 amounted to $2.1 million. The Company paid 1% of the purchase price as sales commission to Magnus Carriers (refer to note 19).

The results of the above sold vessels until the date of their delivery to their new owners, have been reported as discontinued operations in the accompanying statements of operations and cash flows (see note 20).

Two vessels, the M/T Altius and M/T Fortius, were employed under time charters with Deiulemar Compagnia di Navigazione S.p.A ("Deiulemar"). Under the time charter agreements, Deiulemar had an option to purchase 50% of each vessel's equity subject to certain conditions. These options have not been exercised and have expired.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

7.	Accounts Payable

	As of December 31,
	2007	2008

Suppliers	5,765	1,189
Agents	713	159
Other creditors	1,945	2,253
	8,423	3,601

8.	Accrued Liabilities

	As of December 31,
	2007	2008

Accrued interest	1,562	3,366
Other accrued expenses	3,735	4,410
	5,297	7,776

9.	Deferred Charges

Financing Costs

Net Book Value at December 31, 2005	2,872
Additions	2,981
Amortization	(877)
Deferred charges written-off	(762)
Net Book Value at December 31, 2006	4,214
Amortization	(1,308)
Net Book Value at December 31, 2007	2,906
Amortization	(850)
Deferred charges written-off	(483)
Net Book Value at December 31, 2008	1,573

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

10. Long-Term Debt

Senior secured credit agreement

On April 3, 2006, the Company entered into a new $360 million revolving credit facility, for the purposes of (a) refinancing amounts drawn under the previous $140 million term loan facility and $150 million revolving credit facility, (b) financing of the acquisition of M/T "Stena Compassion" and (c) general corporate purposes up to $5.0 million. The facility, has a term of five years and is subject to nine semi-annual scheduled commitment reductions of $11 million each, commencing six months from signature of the facility, with the remaining commitment to be reduced to zero or repaid in full in one instalment in April, 2011.

The facility is guaranteed by the vessel-owning subsidiaries and secured by first priority mortgages over the vessels, first priority assignment of earnings and insurances of the mortgaged vessels, assignment of time charter contracts in excess of twelve months and pledge of earnings and retention accounts.

The facility contains various financial covenants, requiring the Company to maintain (a) minimum hull cover ratios, (b) minimum liquidity, (c) minimum equity ratio and interest cover ratio and, (d) positive working capital. The facility also contains restrictions as to changes in the management and ownership of the vessels, limitation on incurring additional indebtedness and requires the Company's two principal beneficial equity holders to maintain a beneficial ownership of no less than 10% each in the issued stock of the Company. In addition, the Managers of the vessels are required to maintain a credit balance in an account with the lenders of at least $1 million.

Interest on the facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%. As explained further below, with effect from January 3, 2007 the Company paid an increased margin of 1.75% above LIBOR.

The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	For the year ended December 31,
Continuing Operations	2006	2007	2008

Interest expense	13,339	15,812	13,934
Amortization of deferred charges	877	1,308	850
Deferred charges written off	762	-	483
Other fees	248	407	754
	15,226	17,527	16,021

The effective interest rate at December 31, 2008 was 5.76% p.a. (2007: 6.94% p.a., 2006: 6.62% p.a.).

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

10. Long-Term Debt (continued)

Primarily due to vessel out-of-service time, the interest coverage ratio financial covenant contained in the debt agreement was not met during 2006 and 2007 and the lenders granted a relaxation from 3.00 to 1.00 to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007. With effect from January 3, 2007, the Company paid an increased margin of 1.75% above LIBOR.

On March 17, 2008, the lenders granted a further relaxation in the interest coverage ratio financial covenant from 3.00 to 1.00 to 2.25 to 1.00 for the periods ending December 31, 2007, March 31, 2008, June 30, 2008, with the ratio increasing to 2.75 to 1.00 for the period ending September 30, 2008 and returning to 3.00 to 1.00 for the period ending December 31, 2008. A relevant Fifth Supplemental Agreement was signed on June 11, 2008.

The relaxation was subject to the following conditions:

a.	A reduction in the credit facility commitment level to $290 million with effect from April 3, 2008;

b.
A reduction of the outstanding borrowings under the credit facility from the level of $284.8 million to $200 million, by disposal of vessels, by  September 30, 2008, subject to legally binding sales contracts having been executed by June 30, 2008 which, on June 20, 2008, was extended to August 31, 2008;

c.
The Company's continued payment of an increased margin of 1.75% above LIBOR until a compliance certificate is provided to its lenders advising the interest coverage ratio meets the required level of 3.00:1.00;

d.	The Company's not paying dividend for the quarter ended December 31, 2007;

e.	During the period of the interest coverage covenant relaxation any advance for new investments requires the consent of all of the lenders under the credit facility.

On April 17, 2008, the lenders approved an amendment to the working capital ratio financial covenant to exclude from its calculation voluntary and mandatory prepayments.

The conditions set by the Fifth Supplemental Agreement were not fully met. More specifically, the amended interest coverage financial covenant ratio was not met during the year ended December 31, 2008 and the Company failed to reduce the outstanding borrowings to $200 million. In addition, as of December 31, 2008 the Company was in breach of its equity ratio financial covenant as defined in the facility agreement. The lenders gave notices to the Company on October 27, 2008, December 24, 2008, February 6, 2009 and April 3, 2009 that certain events of default have occurred and are continuing and in which they advise that it is not their immediate intention to take enforcement action but they reserve their rights to do so. As of December 31, 2008, and at the present time, the Company continues to be in breach of the following covenants:

(a)	An equity ratio of not less than 35%;

(b)	An interest coverage ratio (as defined in the Facility Agreement) of not less than 3.00 to 1.00;

(c)	The reduction of its outstanding borrowings to $200 million in accordance with the Fifth Supplemental Agreement;

(d)	A working capital including the $223.7 million of debt reflected as current of not less than zero.

Furthermore, due to the current financial turmoil which has significantly affected the industry and the vessels' values, the minimum hull cover ratio covenant was not met within 2009 (see note 21).

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

10.     Long-Term Debt (continued)

As at December 31, 2008 repayments of the long-term debt under the new credit facility, assuming that the covenants of the credit facility will be met, are due as follows:

2009	23,710
2011	200,000
223,710

11.	Deferred Charter Revenue

December 31, 2006	17,041
Amortization	(6,010)
December 31, 2007	11,031
Amortization	(8,115)
December 31, 2008	2,916

Short term	2,144
Long term	772
2,916

12.	Stock-Based Compensation

The Company's 2005 Equity Incentive Plan (the "Plan") is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.

On March 28, 2007 and August 7, 2007 the Company made grants of restricted common stock of 120,000 shares and 80,000 shares to its three non-executive directors and its two executive directors, respectively. The fair value of each share on the grant dates was $7.80 and $9.90 respectively. As of December 31, 2007, the fair value of the non-vested shares granted amounted to $148 and $346, respectively and was recognized as compensation cost in the statement of operations over the period to April 11, 2008.

On July 17, 2008 the Company made grants of restricted common stock of 225,000 shares to the five members of its Board of Directors. The fair value of each share on the grant date was $3.11. These shares were issued on October 10, 2008. The vesting period for the shares is as follows:

•	75,000 shares will vest on July 1, 2009
•	75,000 shares will vest on July 1, 2010
•	75,000 shares will vest on July 1, 2011

The Company recognized as compensation expense for the year ended 2008, an amount of $202. The remaining fair value of the shares amounting to $495 will be recognized as compensation expense in the statement of operations over the remaining vesting period.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

12.	Stock-Based Compensation (continued)

On June 5, 2008, the Company made grants of restricted common stock of 20,000 shares to the CFO. The fair value of each share on the grant date was $5.75. These shares were issued on January 21, 2009. The vesting period for the shares is as follows:

•	5,000 shares will vest on October 5, 2008
•	15,000 shares will vest on June 5, 2010

The Company recognized as compensation expense for the year 2008, an amount of $41. The remaining fair value of the shares amounting to $74 will be recognized as compensation expense in the statement of operations over the remaining vesting period.

On July 23, 2008, the Company made grants of fully vested restricted common stock in the amount of 100,000 shares to the CEO. The fair value of each share on the grant date was $3.04. These shares were issued on January 23, 2009. The fair value of the fully vested shares granted amounted to $303 and were recognized as compensations cost immediately.

In addition, on July 23, 2008 the Company made grants to the CEO of 300,000 stock options to purchase shares of restricted common stock. The options shall become vested and exercisable as follows:

•	100,000 of the shares vest on July 7, 2009 and have an exercise price $8.00 per share
•	100,000 of the shares vest on July 7, 2010 and have an exercise price $8.00 per share
•	100,000 of the shares vest on July 7, 2011 and have an exercise price $10.00 per share

The above options expire on the 10th anniversary of the grant date.

The fair value of all stock option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the stock option included a dividend yield of 5% and, an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per stock option amounted to $0.55 with an expected life of 6 years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per stock option amounted to $0.45.  No stock options were granted during the year ended December 31, 2007.

The resulting compensation expense arising from the stock options described above amounted to $43 for the year ended December 31, 2008 and is included in general and administrative expenses in the statement of operations. The unrecognised portion of the expense amounting to $113 will be recognized as compensation cost in the statements of operations over the remaining vesting period until July 23, 2011.

As of December 31, 2008, the 300,000 non-vested stock options have no intrinsic value since the difference between the underlying stock's price and the strike price is negative. There were no grant of stock options for the years ended December 31, 2007 and 2006.

13.	Stockholders' equity

(a) During the year ended December 31, 2008, the Company paid dividends of $0.10 per share ($2.9 million) to existing stockholders.

(b) During the year ended December 31, 2007, the Company paid dividends of $0.63 per share ($18 million) to existing stockholders.

(c) During the year ended December 31, 2006, the Company paid dividends of $0.89 per share ($25.3 million) to existing stockholders.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

14.	Operating revenue by Charterers

The Company reports financial information and evaluates its operations by total charter revenues. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it has only one operating and reportable segment.

During the year ended December 31, 2008, the Company received 55% of its income from continuing operations from three charterers (27%, 15%, and 13%, respectively).
During the year ended December 31, 2007, the Company received 87% of its income from continuing operations from five charterers (27%, 18%, 18%, 14% and 10%, respectively).
During the year ended December 31, 2006, the Company received 64% of its income from continuing operations from four charterers (21%, 17%, 14% and 12%, respectively).

15.	Financial Instruments

The  principal financial  assets of the Company consist  of cash and  cash  equivalents,  trade  receivables and  other assets. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable.

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

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in note 10, Long-term Debt.

Concentration of Credit Risk
The Company believes that no significant credit risk exists with respect to the Company's cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. The Company is also exposed to credit risk in the event of non-performance by counter-parties to derivative instruments. However, the Company limits this exposure by entering into transactions with counter-parties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers (refer to note 14).

Interest Rate Swaps
Outstanding swap agreements involve both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter-parties and the level of contracts it enters into with any one party. The counter-parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with counter-parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company's long-term borrowings detailed in note 10. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

15.	Financial Instruments (continued)

The details of the Company's swap agreements are as follows:

Counter-party	Value date	Termination date	Notional amount			Fair Value As of December 31,
						2007	2008
Interest rate swaps				Fixed rate	Floating rate
SMBC Bank	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	(1,103)	(1,918)
Bank of Ireland	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	(1,085)	(1,925)
HSH Nordbank	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	(1,054)	(1,924)
Nordea Bank	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	(1,054)	(1,923)
Bank of Scotland	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	(1,074)	(1,941)
Nordea Bank	3/1/2006	3/4/2008	46,667	4.89%	3-month LIBOR	(280)	-
Bank of Scotland	3/1/2006	3/4/2008	46,667	4.89%	3-month LIBOR	(286)	-
Nordea Bank*	3/4/2008	4/4/2011	23,333	4.14%	3-month LIBOR	-	(1,356)
Bank of Scotland**	3/4/2008	3/4/2011	46,667	4.285%	3-month LIBOR	-	(1,464)
						(5,936)	(12,451)

*Synthetic swap including interest rate cap detailed as follows:

Counter-party	Value date	Termination date	Notional amount	Cap
Nordea	03/04/08	04/04/11	23,333	4.14%

**Synthetic swap including interest rate floor detailed as follows:

Counter-party	Value date	Termination date	Notional amount	Floor
Bank of Scotland	03/04/08	03/04/11	23,333	4.285%

The total fair value change of the interest rate swaps indicated above is shown in the consolidated statements of operations . These amounts were a loss of $(6.5) million, $(4.0) million and $(1.8) million for the years ended December 31, 2008, 2007 and 2006, respectively. These fair values are determined through Level 2 of the fair value hierarchy as defined in SFAS No. 157. The related asset or liability is shown under derivative financial instruments in the balance sheet.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

15.	Financial Instruments (continued)

Effective January 1, 2008, the Company adopted Statement No. 157. The Statement clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP 157-2, we will defer the adoption of Statement No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of Statement No. 157 did not have an impact on our fair value measurements.

The following tables present our liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2007 Liabilities
Interest rate swap contracts	$5,936	$ —	$5,936	$ —

2008 Liabilities
Interest rate swap contracts	$12,451	$ —	$12,451	$ —

The Company's derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

16.	Changes in Assets and Liabilities

	Year ended December 31,
	2006	2007	2008
(Increase) decrease in:
Trade receivables	(1,784)	(259)	(1,332)
Other receivables	(112)	(861)	(1,256)
Inventories	(851)	(473)	745
Prepaid expenses	183	(1,343)	714
Due from managing agent	(360)	(370)	654
Due from/to related parties	(1,202)	3,089	(643)
Increase (decrease) in:
Accounts payable, trade	7,230	(3,405)	(4,822)
Accrued liabilities	4,409	(1,992)	2,479
Deferred income	(1,216)	344	(484)
	6,297	(5,270)	(3,945)

17.	Commitments and Contingent Liabilities

(i) Rental agreement

The Company has entered into two office rental agreements with a related party, a company with common ultimate beneficial stockholders, each at a monthly rental of Euro 4,000 plus stamp duties, with duration until November 2015 and September 2016 respectively.

The committed rent payments as of December 31, 2008 are:

2009	147
2010	154
2011	162
2012	170
2013	178
2014 and thereafter	452
TOTAL	1,263

(ii) Management agreements

Technical Ship Management Agreements

Five vessel-owning subsidiaries have technical ship management agreements with International Tanker Management Limited (''ITM'') based in Dubai. ITM and the vessel-owning companies of M/T Altius, M/T Fortius, M/T High Land, M/T High Rider and M/T Ostria have entered into annual management agreements with ITM, which are cancellable by either party with two months notice. The agreed annual management fees for 2009 are $145 for two of the vessels and $175 for three of the vessels.  M/T Chinook has a technical ship management agreement with Ernst Jacob Ship management GmbH (''Ernst Jacob''). The agreed annual management fee for 2009 is EURO 149,650.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

17.	Commitments and Contingent Liabilities (continued)

(ii) Management agreements (continued)

Commercial Ship Management Agreements

Magnus Carriers Corporation, (''Magnus Carriers''), a related party, a company with common ultimate beneficial stockholders, provided the ship-owning companies of M/T Altius, M/T Fortius, M/T High Land, M/T High Rider, M/T Ostria and M/T Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by the Company effective May 1, 2009.  See note 19 for the terms of the agreements.

Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company's business:

•	The Charterers of the vessel Altius notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)	Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo at New York in September 2007;
b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007;
c)	Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.

In May 2008, the Company was forwarded a claim from the vessel's sub-charterers to the Charterers in respect of (c), for an amount of $0.75 million. No details of heads of claim or quantum have been received for (a) and (b).

•	The Charterers of the vessel Fortius notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007;
b)	Damages resulting from the creation of Hydrogen Sulphide in the vessel's tanks at two ports in the USA.

These claims arise from claims from sub-charterers to Charterers. The Charterers forwarded to the Company the sub-charterers notification of the details of these claims whereby the sub-charterers seek indemnification of $2.2 million in relation to head (a) and $0.9 million in relation to head (b).

•
A notification from the Charterers of the vessel Ostria was received in November 2008, for a potential claim amounting to $0.8 million in respect of loss of time, damage to cargo and consequential losses caused by a leakage of cargo, during loading in September 2008. No further actions have been pursued by the Charterers.

As of December 31, 2008, no amount has been accrued in relation to the aforementioned contingencies. Based upon facts known at the date of issuance of the consolidated financial statements, Management cannot assess the likelihood of the outcome for these contingencies.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

17.	Commitments and Contingent Liabilities (continued)

Contingencies (continued)

All prior years contingencies have been resolved as follows:

1.
A settlement of $0.8 million was agreed in July 2008, with Trafigura Beheer BV, the charterers of the vessel Ostria, against an initial claim of $1.5 million relating to vessel's out of service time. This amount was paid from a cash deposit of $1.5 million which was deposited by Magnus Carriers as security for the claim and the remaining funds were returned to Magnus Carriers.

2.
A settlement of $0.8 million was agreed in March 2009, with ST Shipping, the charterers of the vessel Arius, against an initial claim of $1.3 million arising under the charter party. The settlement amount has been accrued in the consolidated financial statements for the year ended December 31, 2008, and is included in the vessel operating expenses.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

18.	Taxation

The Company is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies' vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of income.

Pursuant to the U.S. Internal Revenue Code (the "Code"), U.S.-source income from the international operation of vessels is generally exempt from U.S. tax if the company operating the vessels meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the vessels must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

All of the Company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company's control.

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

19.	Transactions Involving Related Parties

(a)	Amounts paid to Magnus Carriers Corporation

1.	Management services and commissions
Magnus Carriers Corporation, a related party, a company with common ultimate beneficial stockholders, provided commercial management services to certain Group vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels or fees of $7 per month per vessel where no 1.25% commission was payable. In addition Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. Until November 2008, Magnus Carriers also provided technical management services for certain vessel-owning companies.

During 2008 the Company paid to Magnus Carriers commissions and fees in respect of the commercial, technical management services and commission on the sale of vessels, this amounting to $1.7 million (2007: $2.2 million, 2006: $1.8 million) (figures include continuing and discontinuing operations).

2.	Contributions under management agreements
During the year ended December 31, 2008 the Company received $1.4 million (2007:$6.1 million, 2006:$6.5 million) from Magnus Carriers under the ship-management cost-sharing agreements for vessel operating expenses as terminated. The Company also received during the year ended December 31, 2008 an amount of $0.6 million (2007 $1.4 million and 2006 $0.2 million) for special survey and dry-docking amortization (figures include continuing and discontinuing operations).

Crewing
Part of the crewing for the Company was undertaken by Magnus Carriers, until May 2008, through a related entity, Poseidon Marine Agency.  Manning fees paid in 2008 amounted to $0.01 million (2007: $0.1 million, 2006: $0.3 million) (figures include continuing and discontinuing operations).

3.	Rental of equipment
The vessel owning companies of MSC Oslo and Saronikos Bridge entered into an agreement with Magnus Carriers each for the rent of a deck generator for its vessel. These agreements were terminated in 2008 and the vessel-owning companies purchased the deck generators from Magnus Carriers. Total fees paid to Magnus Carriers in 2008 amounted to $0.27 million (2007:$0.22 million, 2006:$0.1 million) (figures include continuing and discontinuing operations).

(b)	Amounts paid to other related parties

During 2005 and 2007, the Company entered into two rental agreements for its office space in Athens, with a related party, a company with common ultimate beneficial stockholders. Rent paid in 2008 amounted to $0.15 million (2007 $0.08 million and 2006 $0.06 million).

In 2008, the Company paid a commission on the sale of the vessel Arius of $0.2 million to a brokerage firm of which one of the former Company's directors is a shareholder.

(c)         Amounts due (to)/ from related parties

Amounts due (to)/from related parties are as follows:

	Year ended December 31,
	2007	2008
Magnus Carriers Corporation	(805)	12
Other	211	37
Total	(594)	49

ARIES MARITIME TRANSPORT LIMITED
(All amounts expressed in thousands of U.S. Dollars except where otherwise specified)
Notes to the Consolidated Financial Statements (continued)

19.	Transactions Involving Related Parties (continued)

(d) Officers and directors fees paid

During 2008, we paid our officers and directors aggregate compensation of approximately $1,036, $839 in 2007 and $619 in 2006. In addition, stock-based compensation costs in 2008 and 2007 were $1,083 and $1,232, respectively. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board of Directors or any board committee. This amounted to $79 in 2008, $169 in 2007 and $175 in 2006.

20.	Discontinued operations

During 2008, the Company sold two containers vessels, MSC Oslo and Energy 1, and one product tanker, Arius, to  an unrelated companies (refer to note 6). The Company determined that the sale of these vessels met the requirements of Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13)" as their operations and cash flows would be eliminated from the ongoing operations of the Company. As a result of their disposal the Company would not have continuing involvement in the operation of these vessels following their disposal,  and accordingly, the revenues and expenses of these vessels are reflected as discontinued operations in the Company's consolidated statements of operations for the periods presented.

The following table represents the revenues and net income from discontinued operations:

	Year ended December 31,
	2006	2007	2008
Operating Revenues	17,852	18,343	6,450
Net Income / (Loss) (including gain on sale of vessels $13,569 for December 31, 2008)	(4,970)	(6,872)	9,234

21.     Subsequent events

(a)
In January 2009, Seine Marine Ltd and Jubilee Shipholding S.A, vessel owning companies of Seine and Ocean Hope respectively, terminated their technical ship management agreement with Wilhelmsen Ship Management (formally named Barber ship management Singapore Pte Ltd). Technical ship management for these vessels was undertaken by AMT Management.

(b)
In January 2009, Makassar Marine Ltd, vessel owning company of Saronikos Bridge, terminated its technical ship management agreement with Wilhelmsen Ship Management (formally named Barber ship management Singapore Pte Ltd). Technical ship management for the vessel was undertaken by AMT Management.

(c)
In April 2009, the Company's lenders notified the Company through the Agent that the minimum hull cover ratio covenant of 140% is not met and requested for the necessary remedy in accordance with the provisions of the loan agreement.

(d)
On June 10, 2009, we signed a memorandum of agreement (MOA) for the sale of Ocean Hope for a sale price of $2.4 million. We expect to deliver the vessel to its new owners between June 29 and July 15, 2009.

(e)
On June 24, 2009, the Company signed a non-binding letter of intent (LOI) with Grandunion, a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of the Company and a change of control of the Company's board of directors.

Upon closing the transaction, Mr. Fistes would serve as the Chairman of the Company's board of directors, and Mr. Zolotas would serve as a member of the Company's board of directors and President. Grandunion would also designate the Company's Chief Financial Officer and four out of seven members of the Company's board of directors (including Messrs. Fistes and Zolotas).

The letter of intent is subject to a number of conditions, including (a) the receipt of a commitment letter from an investment bank for a fully underwritten private issuance of $145.0 million aggregate principal amount of 7% Senior Unsecured Convertible Notes due 2014 (the "Notes"), convertible into common shares at a conversion price of $0.75 per share, and the proceeds of which would be used primarily to fund vessel acquisitions and partially repay existing indebtedness; and (b) obtaining certain amendments to the Company's existing senior credit facility.

The letter of intent obligates the parties to negotiate in good faith, but does not obligate them to complete definitive agreements or to close the transaction. The letter of intent provides for a binding 60-day exclusivity period, during which Grandunion may complete due diligence and the Company and Grandunion may negotiate definitive agreements, and a $3,000,000 break-up fee payable to Grandunion if the Company accepts an offer from a third party during the exclusivity period and enter into a definitive agreement with that party. The exclusivity period will terminate if Grandunion is unable to procure a signed commitment letter within 15 days of the date of the letter of intent to fully underwrite the $145.0 million in principal amount of the Notes and within 30 days of the date of the letter of intent a firm commitment from the Company's syndicate of lenders to make certain amendments to the Company's existing credit facility. The letter of intent may also be terminated if no definitive agreement has been entered into by August 31, 2009.

The letter of intent provides that the exclusivity period will be automatically extended if the parties sign a definitive agreement, which shall contain customary "superior proposal" provisions and break-up fees.

The letter of intent provides that any definitive agreement would be subject, among other things, to customary closing conditions, to the execution of ancillary agreements and to:

•	Entry by Rocket Marine into a voting agreement in Grandunion's favor; and

•	Transfer by Grandunion to Rocket Marine of 2,666,667 common shares in consideration of Rocket Marine's entry into a voting agreement.

SK 23248 0002 996350 v8