Form 20-F
period 2009-12-31
NewLead Holdings Ltd.
filed 2010-03-18
CIK 1322587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number
001-32520

NEWLEAD HOLDINGS LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

83 Akti Miaouli & Flessa Str., Piraeus Greece 185 38
(Address of principal executive offices)

Mr. Michail S. Zolotas
83 Akti Miaouli & Flessa Str.
Piraeus Greece 185 38
Tel: + 30 213 014 8600, Fax: + 30 213 014 8609
E-mail: mzolotas@newleadholdings.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common shares, $0.01 par value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2009, there were 76,873,821 of the registrant’s common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In this report, “we,” “us,” “our,” “NewLead” and the “Company” all refer to NewLead Holdings Ltd. and its subsidiaries.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements that reflect its current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters and anticipated developments with respect to any pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; default by one or more charterers of our vessels; our ability to complete documentation of agreements in principle; changes in demand for oil and oil products; the effect of changes in OPEC’s petroleum production levels; worldwide oil consumption and storage; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled dry-docking; additional time spent in completing repairs; changes in NewLead’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; domestic and international political conditions; potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists or pirates; material adverse events affecting NewLead; and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Unless the context otherwise requires, as used in this report, the terms the “Company,” “we,” “us” and “our” refer to NewLead Holdings Ltd. and all of its subsidiaries. We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

A.	Selected Financial Data

The NewLead historical successor information is derived from the audited consolidated financial statements of NewLead as of December 31, 2009 for the period from October 14, 2009 to December 31, 2009. The NewLead historical predecessor information is derived from the audited consolidated financial statements as of and for the years ended December 31, 2008, 2007, 2006, 2005, and for the period from January 1, 2009 to October 13, 2009. The information is only a summary and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the audited financial statements of our predecessor and notes thereto contained in this report. During the first half of 2009, we sold one vessel (Ocean Hope) and during the end of 2009 we exited the container market. The results of these container vessels, as well as the related loss on the sale of the Ocean Hope, have been classified as discontinued operations. During the second half of 2009, the Company underwent an approximately $400 million recapitalization in order to reposition itself within the market. As a result, a new board of directors, as well as new management, are in place to ensure an efficient implementation of the new business strategy. The selected consolidated financial information has been amended to reflect the sale of these vessels as discontinued operations, and the acquisition of three dry bulk vessels as part of the recapitalization as well as the “predecessor” and “successor” presentation for the periods of January 1 to October 13, 2009 and October 14 to December 31, 2009, respectively, due to a change in control of the business also as a result of the recapitalization. See Note 4 to the Consolidated Financial Statements contained in this report. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion in “Item 5. Operating and Financial Review and Prospects — Lack of Historical Operating Data for Vessels Before their Acquisition.”

	Successor	Predecessor
	October 14	January 1
	to	to	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,	December 31,	December 31,
	2009	2009	2008	2007	2006	2005
		(U.S. dollars in thousands except per share data and fleet data)
Statement of Operations Data
Operating revenues	14,096	33,564	56,519	55,774	45,973	30,535
Vessel operating expenses	(6,530)	(22,681)	(19,798)	(17,489)	(12,780)	(9,309)
Management fees	(315)	(900)	(1,404)	(1,243)	(1,110)	(829)
General & administrative expenses	(12,025)	(8,366)	(7,816)	(5,278)	(4,029)	(1,539)
Depreciation and amortization expenses	(4,844)	(11,813)	(15,040)	(14,029)	(9,318)	(4,116)
Impairment charge	—	(68,042)	—	—	—	—
Net operating (loss)/income from continuing operations	(14,659)	(87,581)	5,449	14,471	16,157	14,397
Interest and finance expense, net	(23,996)	(10,928)	(15,741)	(16,966)	(13,463)	(8,344)
Other income/(expenses), net	—	40	2	(11)	(72)	(148)
Net (loss)/income from continuing operations	(35,865)	(95,448)	(16,573)	(5,936)	1,644	6,645
Net (loss)/income	(37,872)	(125,764)	(39,828)	(8,733)	2,199	14,771
(Loss)/earnings per share (basic and diluted) continuing operations	(0.53)	(3.32)	(0.58)	(0.21)	0.06	0.29
(Loss)/earnings per share (basic and diluted)	(0.56)	(4.37)	(1.39)	(0.31)	0.08	0.64
Cash dividends declared per share	—	—	0.10	0.63	0.89	0.52
Weighted average number of shares (basic and diluted)	67,067,239	28,750,295	28,634,186	28,478,850	28,416,877	23,118,466
Balance Sheet Data (at year end)
Cash and cash equivalents	106,255		4,009	12,444	11,612	19,248
Restricted cash	403		8,510	39	3,242	10
Total current assets	121,421		19,741	20,199	22,430	22,438
Total assets	399,285		317,777	425,491	458,040	377,898
Total current liabilities	54,212		251,489	311,997	29,622	21,356
Current portion of long-term debt	14,240		223,710	284,800	—	—
Long-term debt	264,460		—	—	284,800	183,820
Total liabilities	326,809		252,261	318,372	325,452	222,217
Total shareholders’ equity	72,476		65,516	107,119	132,588	155,681
Other Financial Data (for year end)
Net cash (used in)/provided by operating activities	(5,869)	(3,945)	2,901	17,581	24,215	36,974
Net cash provided by/(used in) investing activities	—	2,216	61,083	(2,008)	(101,815)	(114,001)
Net cash provided by/(used in) financing activities	112,124	(2,280)	(72,419)	(14,741)	69,964	90,941
Net increase (decrease) in cash and cash equivalents	106,255	(4,009)	(8,435)	832	(7,636)	13,914
Cash dividends paid	—	—	(2,862)	(17,970)	(25,292)	(14,776)
Fleet Data (at year end)
Number of product tankers owned	9	9	9	10	10	8
Number of container vessels owned(1)	2	2	3	5	5	5
Number of dry bulk vessels owned	3	—	—	—	—	—

(1)	Considered discontinued operations for all periods presented.

	Successor	Predecessor
	October 14	January 1
	to	to	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,	December 31,	December 31,
	2009	2009	2008	2007	2006	2005
		(All amounts in thousands of U.S. dollars, unless otherwise stated)
NET (LOSS)/INCOME from continuing operations	$(35,865)	$(95,448)	$(16,573)	$(5,936)	$1,644	$6,645
Plus Net interest expense/(income)	23,760	10,919	15,509	16,336	12,652	7,851
Plus Depreciation and Amortization	4,844	11,813	15,040	14,029	9,318	4,116

EBITDA(1)	$(7,261)	$(72,716)	$13,976	$24,429	$23,614	$18,612
Plus Deferred Income (straight-line)	158	—	—	—	—	—
Plus Claim provisions	—	3,730	—	—	—	—
Plus Impairment loss	—	68,042	—	—	—	—
Plus/(minus) Change in fair value of derivatives	(2,554)	(3,012)	6,515	4,060	1,788	(248)
Plus Doubtful receivables and bad debts	—	217	160	—	—	—
Plus Share — based compensation expense (including warrants valuation	7,898	793	1,083	1,232	—	—
ADJUSTED EBITDA(1)	$(1,759)	$(2,946)	$21,734	$29,721	$25,402	$18,364

(1)	EBITDA represents net income from continuing operations, before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items such as share-based compensation expense, claim provisions, doubtful receivables, impairment loss, change in fair value of derivatives, straight-line of revenue and the effect of the amortization of the deferred revenue due to the assumption of charters associated with certain vessels acquisitions. The Company uses Adjusted EBITDA because it believes that EBITDA is a basis upon which liquidity can be assessed and because it believes that EBITDA presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness. The Company also believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market and ownership of our common shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Industry Specific Risk Factors

Charter rates for product tankers and dry bulk vessels have declined significantly and may decrease in the future, which may adversely affect our earnings.

The product tanker and dry bulk vessel markets are cyclical with high volatility in charter hire rates and industry profitability. The degree of charter hire rate volatility among different types of product tankers and dry bulk vessels has varied widely and after reaching historical highs in mid-2008, charter hire rates for product tankers and dry bulk vessels have declined significantly from historically high levels. If the shipping industry is depressed in the future when our charters expire, our revenues, earnings and available cash flow may be adversely affected. In addition, a further decline in charter hire rates likely will cause the value of our vessels to further decline. Two of our bareboat period charters (two product tankers) are scheduled to expire during 2010. In addition, six of our product tankers are currently in the spot market. We cannot assure you that we will be able to successfully charter these vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. However, where possible, we shall also endeavor to fix vessels under period charter including profit sharing element. Our ability to re-charter these vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region (including China), India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

The factors affecting the supply and demand for product tankers and dry bulk vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for vessel capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	demand for dry cargoes such as coal and raw materials;

•	demand for dry cargoes such as coal and raw materials;

•	demand of energy in developing countries;

•	continuing growth of industrialization in the emerging countries;

•	regional availability of refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and vessel equipment;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the number of vessels that are in or out of service; and

•	port or canal congestion.

If the number of new vessels delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

Please see the information contained in the table of vessel information under “Item 4 — Information on the Company — Business Overview — Our Fleet.” The period charter expiration dates for all our vessels are detailed in the table under “Charter Expiration,” except for the six product tankers that are currently employed in the spot market.

Please see the information contained in “Item 5 — Operating and Financial Review and Prospects — Operating Results — Important Factors to Consider When Evaluating our Historical and Future Results of Operations.”

The downturns in the product tankers and dry bulk vessels charter markets may have an adverse effect on our earnings, affect compliance with our loan covenants and our ability to pay dividends if reinstated in the future.

Charter rates for product tankers have declined sharply since the highs of 2008. For example, the Baltic Clean Tankers index has dropped 70% and the Baltic Dirty Index 77% from the highs of 2008. Index (BCTI), a measure of international clean tanker routes and a selection of basket and individual TCEs, dropped from 969 points in 2008 to 449 points in 2009. The downturn resulted in lower operating revenues for the product tankers charter markets. According to industry sources, the products tanker market did not perform well during 2009, with chartering markets in the Mediterranean, United Kingdom Channel and Caribbean flirting with levels below operating costs throughout. The dirty products market has been especially downbeat, with earnings remaining below $10,000/day for much of 2009. The clean market initially offered some resistance to the slowdown in oil demand, but as the fleet has continued to grow, the availability of spot tonnage soon outstripped demand. The decline in charter rates in the product tanker market has resulted in a commensurate decline in our tanker vessel values, which in turn affects our cash flows and liquidity. In the dry bulk market, during the period from October 30, 2007 to December 31, 2009, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,537 and a high of $94,977. Additionally, during the period from January 1, 2009 to December 31, 2009, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $8,997 and a high of $93,197 and the Baltic Dry Index experienced a low of 772 points and a high of 4,661 points.

If the current low charter rates in the product tanker and dry bulk vessels markets continue through any significant period in 2010, when bareboat charters for our two vessels (two product tankers) that are employed on bareboat charter expire, and we are consequently exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to extend the period during which we suspend dividend payments and/or sell vessels in our fleet. At the same time, we endeavour to charter several vessels of our fleet in period charters with floor hire rate plus profit sharing elements in order to benefit from a potential increase in the charter market.

Our impairment analysis performed during the period from January 1, 2009 to October 13, 2009 and for the year ended December 31, 2008 resulted in impairment losses of $91.6 million and $30.1 million, respectively. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate that a significant number of the port calls made by our vessels will continue to involve the loading or discharging of commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. This rate of growth declined significantly in the second half of 2008 and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In late 2008, China announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (OECD) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

The value of our vessels may fluctuate, which may adversely affect our liquidity.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	the types and sizes of available vessels;

•	the availability of other modes of transportation;

•	increases in the supply of vessel capacity;

•	the cost of newbuildings;

•	availability of acquisition finance;

•	prevailing charter rates; and

•	the cost of retrofitting or modifying second hand vessels as a result of charterer requirements, technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the product tanker and dry bulk vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be adversely affected.

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, waiting days in ports, as well as strong overall economic growth in parts of the world economy including Asia. Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Triggered by a retrenchment in import demand in major developed countries and more restricted access to trade financing, trade flows fell at an annualized rate of between 30 and 50 per cent in most economies in late 2008 and early 2009. Asian economies experienced the sharpest decline. Import demand from consumption and business investment remained weak. Global demand for crude and products dropped in 2009. The tanker market suffered long periods of depressed hire rates in 2009. Forecasts for global oil consumption show a growth of 1.2 million barrels per day in 2010 and 1.6 million barrels per day in 2011. Trading patterns change as developing countries search for new areas to source their oil supplies. There has been an increase in the shipping fixtures for moving crude from West Africa and the Caribbean to India and Far East. India is expected to offer a helping hand in the short- to medium-term while the bulk for the Chinese cargoes move on China-owned tankers. Many new Indian refinery projects are coming on line in the next few years which will sell a lot of crude being moved in and products hauled out of the country. Factors that tend to decrease tanker supply include the conversion of tankers to non-tanker purposes and the phasing out of single-hull tankers due to legislation and environmental concerns. We believe that the current order book represents a significant percentage of the existing fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, upon the expiration or termination of our vessels’ current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

An over-supply of dry bulk vessel capacity may lead to further reductions in charter hire rates and profitability.

The market supply of dry bulk vessels has been increasing, and the carrying capacity (measured in dwt) on order is at a historically high level. This has led to an over-supply of dry bulk vessel capacity, resulting in a reduction of charter hire rates and a decrease in the value of our dry bulk vessels. The nexus between dry bulk shipping rates and China will draw even closer as industrialisation and urbanisation developments intensify over the next decade. As a result of strong demand from China, combined with a pick-up in other nations, the Global Shipping 2010 report forecast historically high dry bulk tonnage requirements over the next few years. Significant fleet expansion would cap rate levels over the next couple of years at least. The reduction in rates may, under certain circumstances, affect the ability of our customers who charter our dry bulk vessels to make charter hire payments to us. This and other factors affecting the supply and demand for dry bulk vessels and the supply and demand for dry bulk vessels are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States’ federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2009, we had total outstanding indebtedness of approximately $278.7 million.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our Facility Agreement or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the NASDAQ Global Market to decline and could cause the price of our common shares to continue to decline.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and continuing through 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in December 2009, the M/V Navios Apollon, a cargo vessel not affiliated with us, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The vessel was released in late February 2010 upon the payment of an unreported sum of money. In April 2009, the Maersk Alabama, a cargo vessel not affiliated with us, was captured by pirates off the coast of Somalia and was released following military action by the U.S. Navy. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

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

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

For all vessels, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and in early 2010 it was in effect in 47 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. U.S. federal legislation, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher the liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention, or the 1996 LLMC Protocol. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under the International Convention for the Prevention of Pollution from Ships, or MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

In addition to other climate-related risks set forth in this “Risk Factors” section, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material

If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to make cash distributions.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. As of the date of this report, each of our vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

Our insurance may not be adequate to cover our losses that may result from our operations, which are subject to the inherent operational risks of the seaborne transportation industry.

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

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and the related concerns regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, while we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends, if reinstated to our shareholders in the future.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also on the claim records of other members of the protection and indemnity associations.

We may be subject to calls in amounts based not only on our claim records but also on the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if reinstated in the future.

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

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our fleet is currently enrolled with Nippon Kaijori Kyokai Corp., Bureau Veritas, or Germanischer Lloyd.

A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel may be also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Company Specific Risk Factors

Under the terms of our facility agreement, certain financial covenants (excluding working capital and minimum liquidity) have been waived by our lenders until at least April 2012 with respect to some covenants and until October 2012 with respect to others. If we are unable to succeed in implementing our business plan, we could be in default under the facility agreement when such covenants come into effect. Such event could have a material adverse effect on our operations and our ability to raise new capital.

On October 13, 2009, we entered into a new $221.4 million facility agreement with our existing syndicate of lenders (the “Facility Agreement”) to refinance our existing revolving credit facility. The Facility Agreement requires us to meet certain financial covenants that become effective in April 2012 with respect to certain financial covenants and in October 2012 with respect to others. We intend to be in compliance with all financial covenants by such deadlines. However, if we are unable to do so, our lenders may declare an event of default unless we are able to pledge additional collateral, repay our outstanding borrowings or obtain covenant waivers. If the lenders declare an event of default, it could have a material adverse effect on our operations and our ability to raise new capital.

We have incurred high levels of debt and with the refinancing of our credit facility and issuance of the 7% Notes, we are heavily leveraged. Defaults or other violations of the provisions of our various debt instruments could have a material adverse effect on our business.

In addition to, and in connection with, the Facility Agreement, in October 2009, we issued $145.0 million of 7% convertible senior notes due in 2015, which we refer to herein as the 7% Notes, $125.0 million of which are still outstanding as of December 31, 2009. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. If we are unable to service our debt, and our lenders or noteholders declare us in default thereunder, it could have a material adverse effect on our operations.

The market value of our vessels have declined and may further decrease, which could lead to the loss of our vessels and/or we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels have generally experienced high volatility and have recently declined significantly and resulted in an impairment charge of $91.6 million for the period from January 1, 2009 to October 13, 2009. If we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record further impairment adjustments in our consolidated financial statements, which could adversely affect our financial results.

For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, we were dependent upon three significant charterers for the majority of our revenues. When the charter agreements expire or terminate, we will need to find new employment for the affected vessels in the currently depressed charter market, which may adversely affect our results of operations and cash flows.

We have historically derived a significant part of our revenue from a small number of charterers. For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, and for the year ended December 31, 2008, approximately 55%, 55% and 65%, respectively, of our revenue was derived from three charterers. The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition. Further, after the sale of our remaining container vessels and the transfer of three vessels from Grandunion Inc., we now operate a fleet of 12 vessels. Assuming that we sell one or more additional vessels in order to reduce the outstanding balance under our Facility Agreement, we will operate a smaller fleet. If the size of our fleet decreases, we will become increasingly dependent upon a limited number of charterers for our revenues.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

Our charterers may terminate earlier than the dates indicated in their charter agreements. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

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

The time charters for five of our vessels currently provide for charter rates that are above current market rates. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, results of operations, cash flows and financial condition may be adversely affected.

In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We expect to enter into employment contracts with Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Chief Executive Officer and President, and we have entered into an employment agreement with Allan L. Shaw, our Chief Financial Officer. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

Members of our management team continue to own and operate Grandunion Inc., a competitor, and may have conflicts of interest with respect to their fiduciary duties to both companies. Furthermore, they may not be able to devote sufficient time to our operations.

Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President, continue to be sole stockholders and the chairman and chief executive officer, respectively, of Grandunion Inc. (“Grandunion”). Grandunion is a competitor of ours and as such, Mr. Fistes and Mr. Zolotas may have conflicts of interest with respect to their fiduciary duties to both our Company and Grandunion. Furthermore, if Mr. Zolotas or Mr. Fistes are unable to devote sufficient time to their management duties of our Company, it could have a material adverse effect on our operations.

Our board of directors has determined to suspend the payment of cash dividends in order to preserve capital and to allow management to focus on improving our operating results, and until conditions improve in the international shipping industry and credit markets, it is unlikely that we will reinstate the payment of dividends.

On September 12, 2008, our board of directors determined to immediately suspend payment of our quarterly dividend. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our Facility Agreement and those created by Bermuda law.

Our Facility Agreement prohibits us from paying a dividend if an event of default under the Facility Agreement is continuing or would result from the payment of the dividend. Our Facility Agreement further requires us to maintain financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our Facility Agreement could prevent us from making dividend payments under certain circumstances.

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

We are currently dependent, in part, upon third-party managers for the management of our vessels. However, it is our intention to consolidate the management of almost all of our vessels in-house in the future.

Currently, International Tanker Management Limited, or ITM, based in Dubai, performs technical management of three of our vessels, Ernst Jacob Ship Management GmbH, or Ernst Jacob, performs technical management of the Chinook and the Nordanvind, Newlead Bulkers S.A., or Newlead Bulkers, performs technical management of the Australia, Brazil and China dry bulk vessels, and Newlead Shipping S.A., or Newlead Shipping, performs technical management of the Newlead Avra (formerly Altius) and the Newlead Fortune (formerly Fortius). Commercial management for these vessels are provided in-house. The Stena Compass and the Stena Compassion are employed under a bareboat charter. In addition, we are generally required to obtain approval from our lenders to change our ship managers.

The loss of services of one or more of our managers or the failure of one or more of our managers to perform their obligations under the respective management agreements could materially and adversely affect our business, results of operations, cash flows and financial condition. Although we may have rights against ITM, Newlead Bulkers, Newlead Shipping, and/or Ernst Jacob if they default on their obligations to us, our shareholders will not directly share that recourse.

The ability of our ship managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair the financial strength of our ship managers. Because our third-party ship managers are privately-held companies, it is unlikely that information about their financial strength would become public prior to any default by such ship manager under the management agreements. As a result, an investor in our shares might have little advance warning of problems affecting our ship managers, even though those problems could have a material adverse effect on us.

If we are unable to operate our vessels efficiently, we may be unsuccessful in competing in the highly competitive international tanker market.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than our own. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the product tanker shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

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

If we are unable to maintain or safeguard our vessels adequately we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We may not be able to grow or effectively manage our growth.

A principal focus of our strategy is to grow by expanding our product tanker and dry bulk fleet as opportunities are identified. Our future growth will depend on a number of factors. These factors include our ability to:

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

Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. These expenditures could increase as a result of changes in:

•	the cost of our labor and materials;

•	the cost of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet; and

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

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

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we estimate to be 25 years. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition, if any, in the future will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends, if any, in the future.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and share price.

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

We generate all our revenues in U.S. dollars, but a portion of our vessel operating expenses are in currencies other than U.S. dollars and we incur a portion of our general and administrative expenses in currencies other than the U.S. dollar. For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, we incurred 37.6% of our operating expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. For example, in the year ended December 31, 2009, the value of the U.S. dollar reached highs of $1.51 and lows of $1.26 compared to the Euro, and as such, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act of 1981, or the BCA, as amended, govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the BCA, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, the principles governing Section 111 have not been well developed.

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

We and the majority of our subsidiaries are incorporated in jurisdictions outside the U.S. (with the exception of NewLead Holdings (US) LLC, which is incorporated in Delaware), and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous

U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code, referred to herein as the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as our Company and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the related treasury regulations, referred to herein as “Treasury Regulations”.

We expect that we and each of our subsidiaries qualifies for this statutory tax exemption, and we take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our U.S.-source income.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Risks Relating to Our Common Shares

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

The product tanker markets have been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

In this regard, on February 8, 2010, we received a notice from NASDAQ that our closing bid price for the 30 consecutive business days prior to February 8, 2010, was below the minimum $1.00 per share bid price continued listing requirement. Our common shares will continue to list on NASDAQ during the 180-day grace period we were afforded to regain compliance. During the grace period, we may regain compliance with the minimum bid price requirement by maintaining a closing bid price at or above $1.00 per share for at least 10 consecutive trading days. If we are unable to satisfy the continued listing requirement at the end of the 180-day grace period, we may still be eligible for continued listing in the event we can demonstrate compliance with all initial standards for listing on the NASDAQ Capital Market, except for the minimum bid price requirement.

Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, beneficially owns approximately 76% of our outstanding common shares and as a result, he is able to influence the outcome of shareholder votes.

Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, beneficially owns approximately 76% of our outstanding common shares through his share ownership directly and through Grandunion, as well as a voting agreement between Grandunion and Rocket Marine Inc., or Rocket Marine, a company controlled by two of our former directors and principal shareholders. The ownership amount does not include beneficial ownership of the common shares still underlying the 7% Notes. If Mr. Zolotas were to convert all of the 7% Notes owned by Focus Maritime Corp., he would beneficially own approximately 93% of our then-outstanding common shares as of December 31, 2009. As a result of this share ownership and for so long as Mr. Zolotas owns a significant percentage of our outstanding common shares, he will be able to control or influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible mergers, amalgamations, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamation, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. In addition, this concentration of ownership has had, and may continue to have, an adverse effect on the liquidity of our common shares.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our bye-laws and the loan/financing agreements to which we are party could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These include provisions:

•	authorizing our board of directors to issue “blank check” preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

•	not permitting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares;

•	limiting the persons who may call special meetings of shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA;

•	requiring Grandunion to maintain legal and beneficial ownership of not less than 10% of the issued and outstanding share capital of the Company;

•	requiring Nicholas Fistes and Michael Zolotas to be at any given time the beneficial owners of at least 50.1% of the voting share capital of Grandunion;

•	requiring Nicholas Fistes and Michael Zolotas to remain at any given time the Chairman, and the President and Chief Executive Officer of the Company, respectively; and

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings.

These provisions could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.

Item 4.	Information on the Company

A.	History and Development of the Company

The legal and commercial name of the Company is NewLead Holdings Ltd., a Bermuda company incorporated under the Bermuda Companies Act of 1981 on January 12, 2005 under the name Aries Maritime Holdings Limited. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Str., Piraeus Greece 185 38 and its telephone number is (30) 213-014-8600. NewLead is an international shipping company that owns and operates product tanker and dry bulk vessels. In the fourth quarter of 2009, NewLead underwent a recapitalization, the result of which included a change in the composition of its board of directors and its senior management and the Company’s exit from the container vessel market through the recent sale of its remaining two container vessels. In addition, the recapitalization allowed new management to seek to gain market leadership in both dry bulk and tanker sectors by executing a focused strategy, which includes:

•	Creating a diversified, balanced fleet. The Company has created a diversified business model across two major shipping asset sectors: dry bulk carriers and refined product tankers. This advantageous blend of vessels generates a revenue mix that can help the company mitigate rate fluctuations while providing stable cash flow during shipping cycles.

•	Executing an accretive fleet expansion. The Company will continue to deploy its available cash to grow the fleet opportunistically across these two asset classes, utilizing its entrenched industry network, to build a stable and core fleet of 30+ vessels and to become an established maritime leader.

•	Optimizing fleet through active chartering strategy. NewLead employs a prudent chartering strategy, maintaining an optimum balance of period and spot charters, to ensure cash flow stability while providing for the opportunity to participate in market upswings. During certain periods, the Company’s asset utilization and portfolio may favor one particular shipping sector (e.g., product tankers) based on strategic chartering decisions and market conditions. Overall, the Company’s aim is to build and maintain long-term relationships with its well-established and diversified customer base to grow sustainable revenues while limiting counterparty risk.

•	Achieving best-in-class commercial and technical excellence. NewLead intends to bring all aspects of commercial and technical ship management in-house to improve overall operational efficiency while providing a scalable platform to support future growth. Furthermore, achieving this strategic objective should benefit the Company by increasing operating days, reducing operating costs and enhancing cash flow while maintaining fleet quality, safety and reliability. implement a new business strategy that includes growing its two business segments (wet and dry), building a core fleet of owned and chartered-in vessels, as well as creating an appropriate revenue mix to achieve a stable cash flow.

Recapitalization and Recent Developments

$400.0 Million Recapitalization

On October 13, 2009, the Company consummated all of the following transactions simultaneously in connection with an approximately $400.0 million recapitalization of the Company:

•	Grandunion transferred 100% ownership in three dry bulk carriers (which transaction included assets with a carrying value of approximately $75.3 million and the assumption of a facility of $37.4 million, for a net value of $35.0 million) to the Company in exchange for 18,977,778 newly issued common shares of the Company. The details of the three new dry bulk vessels and their related charters are set forth in the below table:

Name	Type	DWT	Charter-out rate per day (net)	Charter Term (years)

China	Capesize	135,364	$12,753	Through March 2017 (maximum option)
Australia	Capesize	172,972	$20,391	Through January 2012 (maximum option)
Brazil	Capesize	151,738	$28,985 1st/2nd year $26,180 balance years, all plus profit sharing above $26,600*.	February 2015

*	Profit calculation: 85% of the Cape Spot 4 TCE Avg. minus $26,600

•	A voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 2,666,667 of the Company’s common shares to Rocket Marine, a company controlled by two of our former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 17,563,544 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

•	The Company issued $145.0 million in aggregate principal amount of the 7% Notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 193.3 million newly issued common shares. The Investment Bank of Greece owns $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015. The remainder ($144.9 million) is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds are expected to be used to fund vessel acquisitions and for other general corporate purposes. In November 2009, $20.0 million of the 7% Notes were converted into approximately 26.7 million common shares. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $41.4 million on our December 31, 2009 balance sheet due to the netting impact of a beneficial conversion feature (discount) as more fully described below under the caption “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness” and in Note 12 of the Consolidated Financial Statements. We estimate as of March 18, 2010, the net outstanding amount for balance sheet purposes is approximately $44.5 million.

•	The Company’s existing syndicate of lenders entered into a new $221.4 million facility agreement, dated October 13, 2009, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility. The Company applied $20.0 million of the proceeds of the issuance of the 7% Notes to reduce the outstanding balance under the Facility Agreement to $201.4 million, and the Facility Agreement has been structured with $38.0 million payable in 19 quarterly installments of $2.0 million each, and a $163.4 million repayment due in October 2014. As a result of the refinancing new financial covenants were put in place. Except for working capital and minimum liquidity covenants, all other covenants will become effective in a period ranging from 30 to 36 months from the execution of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. Subsequent to the year end, the Company applied $9.0 million of the proceeds from the disposal of its two container vessels to reduce the outstanding credit facility balance. As a result, the quarterly installment has been reduced to approximately $1.9 million. As of March 18, 2010, there was $190.4 million outstanding under the Facility Agreement.

•	The Company assumed a $37.4 million credit facility in relation to the three vessels transferred to it as part of the recapitalization. The $37.4 million credit facility is payable in 20 consecutive quarterly installments of $1.56 million and a $6.2 million repayment due in October 2014. Such facility bears a margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. The Company pays a 1% commitment fee on the undrawn amount. As of March 18, 2010, there was no outstanding balance under this facility.

•	The Company underwent a complete change in leadership, resulting in the reconstitution of the board of directors and the appointment of new senior management. The new management of the Company is led by Nicholas G. Fistes as Executive Director (Chairman), Michail S. Zolotas as Executive Director (Deputy Chairman), President and Chief Executive Officer, and Allan L. Shaw as Executive Director and Chief Financial Officer.

Deleveraging Activities

In November 2009, $20.0 million of the outstanding 7% Notes were converted into 26.67 million common shares at a conversion price of $0.75 per share. Following the conversion, the remaining amount of outstanding 7% Notes is $125.0 million and such notes are convertible into approximately 166.67 million common shares.

Furthermore, the sale of non-productive assets will generate aggregate proceeds of $21.5 million, a portion of which will be utilized to pay down debt. This amount includes $8.5 million from the anticipated transfer of the Chinook, a Romanian 2001-built, 38,700 dwt Medium Range tanker that has been operating on the spot market and generating operating losses as part of the acquisition of Kamsarmaxes.

Name Change and Amended Bye-Laws

On December 4, 2009, at a special general meeting, the shareholders of the Company approved a name change of the Company from “Aries Maritime Holdings Limited” to “NewLead Holdings Ltd.” The name change became effective upon the filing by the Company of a Certificate of Incorporation of Name Change with the Bermuda Registrar of Companies on December 21, 2009, at which time the Company changed its trading symbol on the NASDAQ Stock Market to “NEWL”. In addition, upon shareholder approval also received at such special general meeting, the Company adopted a change to its bye-laws to permit written resolutions to be approved by a majority of the shareholders rather than unanimously.

Fleet Expansion and Technical Management

On November 13, 2009, Grandunion entered into a non-binding letter of intent with the Company to drop down Newlead Shipping S.A., or Newlead Shipping, and four dry bulk and two product tanker vessels identified below in a transaction valued at approximately $180.0 million, of which approximately $20.0 million will be paid through the issuance of the Company’s common shares at a price of $2.25 per share. The balance of the purchase price will be paid through the assumption of existing liabilities. The transaction is subject to board approval and consents from existing creditors. It is anticipated the transaction will provide a meaningful impact on operating results by the end of the second quarter of 2010.

Newlead Shipping is an integrated technical and commercial management company, appropriately licensed and staffed, providing a broad spectrum of technical and commercial management to all markets within the maritime industry. Newlead Shipping has the following accreditations:

•	ISO 9001:2000 from American Bureau of Shipping for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and enhancing customer satisfaction through, among other things, processes for continual improvement.

•	ISO 14001:2004 from American Bureau of Shipping for environmental management, including policy and objectives targeting legal and other requirements.

•	Safety, Quality and Environmental accreditation from American Bureau of Shipping.

Newlead Shipping’s management has broad expertise, including specialized knowledge required for managing oil tankers, gas carriers, chemical carriers and bulkers. Senior personnel have a record of successfully performing and consist of a pool of dedicated senior engineers and top-class masters.

Commercial and Other Details

								Charter
								Party
								Expected
						Charter	Charter Party	End Date
	Year		Rate		Charter Party	Party	Expected	(Including
Vessel	Built	DWT	($)	Commissions	Commencement	Duration	End Date	Max. Option)

Drybulk Vessels Capesize
Grand Ocean	1990	149,498	15,000 1st year; 16,000 2nd year; 16,000 3rd option year	3.75% + 0.25%	2/10/2009	2 years +/- 60 days	Min. 12/10/2010 to Max. 4/10/2011	4/10/2012
Grand Venetico	1990	134,982	16,500 1st year; 18,500 balance; 18,500 option six months	3.75% + 0.25%	3/1/2009	Abt. 2.5 years +/- 60 days	Min. 7/10/2011 to Max. 11/10/2011	5/10/2012
Panamaxes
Grand Victoria	2002	75,966	18,000	3.75% + 1.25% + 1.25%	11/22/2009	Abt. 11 to abt. 13 mos.	Min. 10/7/2010 to Max. 1/6/2011	1/6/2011
Grand Rodosi	1990	68,788	10,200 net; plus profit sharing 50/50*	0.25%	7/22/2009	Abt. 3 years +/- 60 days	Min. 5/23/2012 to Max. 9/20/2012	9/20/2012
Product Tankers Handy size
Hiona	2003	37,337	19,500 plus profit sharing	1.25% + 1.25%	4/18/2008	36 months +/- 30 days Charterer’s option	Min. 3/18/2011 to Max. 5/18/2011	5/18/2011
Hiotissa	2004	37,330	19,500 plus profit sharing	1.25% + 1.25%	5/6/2008	36 months +/- 30 days Charterer’s option	Min. 4/6/2011 to Max. 6/6/2011	6/6/2011

*	Profit calculation: 86% of Cape Spot 4 TCE Avg. minus $10,200.

Exit from the Container Market

In January 2010, the Company completed the sale of the Seine and the Saronikos Bridge for $13.0 million of gross cash proceeds, $9 million of which was used to pay down outstanding debt. The Saronikos Bridge and the Seine were delivered to their new owners in January 2010. As a result of the sale and delivery of these vessels, the Company exited the container market.

New Charter Party Agreement

On January 26, 2010, the Company entered into a five-month time charter from February 8, 2010 through July 1, 2010 for the 1992-built, product tanker High Land at a net of commission rate of $8,181 per day.

Acquisition of Kamsarmaxes

In February 2010, the Company signed a Stock Purchase Agreement for the purchase of two geared, 80,000 dwt Kamsarmaxes from COSCO Dalian Shipyard Co., Ltd. These vessels are expected to be delivered in the fourth quarter of 2010 and 2011, respectively. The aggregate purchase price of these vessels was $112.7 million. The charter for the first vessel is for a five-year initial term at $28,710 (net) per day, with an option to extend for an additional two-year term. The charter for the second vessel is for a seven-year term at $27,300 (net) per day. These time charters are projected to add approximately $16.1 million in EBITDA annually and $104.0 million in aggregate EBITDA. The closing of the transaction is expected to take place not later than the second quarter of 2010.

Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal stockholders, is one of the principals of the seller of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price represents is no less favorable than would have been achieved through arm’s length negotiations with a wholly-unaffiliated third party.

NASDAQ Listing Notification

On February 8, 2010, the Company received written notification from The NASDAQ Stock Market, LLC (“NASDAQ”) indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on The NASDAQ Global Select Market, the Company is not in compliance with NASDAQ Listing Rule 5450(a)(1).

The Company’s common stock will continue to be listed and traded on The NASDAQ Global Select Market during the applicable grace period of 180 calendar days. During the grace period, the Company may regain compliance with the minimum bid price requirement by maintaining a closing bid price at or above $1.00 per share for at least ten consecutive business days pursuant to Listing Rule 5810(c)(3)(A). Beyond this 180-day period ending August 9, 2010, the Company may also be eligible for an additional grace period provided it demonstrates compliance with all the initial standards for listing on The NASDAQ Capital Market as set forth in Listing Rule 5505, with the exception of the minimum bid price. The Company continues to monitor its closing bid price and is considering its options in order to regain compliance with the bid price requirement.

B.	Business Overview

Our Fleet

Following the recapitalization on October 13, 2009 and the disposition of the two container vessels in January 2010, we currently operate a fleet of 12 vessels, consisting of nine product tankers and three dry bulk vessels. Currently, six of our twelve vessels are secured on period charters with established international charterers. Charters for two of our product tanker vessels (employed under bareboat period charters) and one of our dry bulk vessels currently have profit-sharing components.

				Net Daily
				Charter
Vessel Name	Size	Year Built	Charter Expiration	Hire Rate

Product Tanker Vessels
Stena Compass	72,750 dwt	2006	August 2010	$18,232.50	(1)
Stena Compassion	72,750 dwt	2006	December 2010	$18,232.50	(1)
Newlead Avra (formerly Altius)	73,400 dwt	2004	Spot Market	—
Newlead Fortune (formerly Fortius)	73,400 dwt	2004	Spot Market	—
Nordanvind	38,701 dwt	2001	Spot Market	—
Chinook(2)	38,701 dwt	2001	Spot Market	—
Ostria	38,701 dwt	2000	Spot Market	—
High Land	41,450 dwt	1992	July 2010	$8,181.25
High Rider	41,502 dwt	1991	Spot Market	—
Dry bulk Vessels
Brazil	151,738 dwt	1995	February 2015(3)	$28,985	(4)
Australia	172,972 dwt	1993	January 2012(3)	$20,391
China	135,364 dwt	1992	March 2017(3)	$12,753

(1)	Bareboat charters, plus additional income under profit sharing provisions.

(2)	A memorandum of agreement (“MOA”) for the sale of the Chinook was signed on February 18, 2010. Gabriel Petrides, a former member of our board of directors, and an affiliate of Rocket Marine, one of our principal stockholders, is a principal of the purchaser of the Chinook.

(3)	Maximum option.

(4)	$28,985 for the first and second years, $26,180 all years thereafter, plus profit sharing (85% of the Cape Spot 4 TCE Avg. Minus $26,600).

Our product tankers are designed to transport several different refined petroleum products simultaneously in segregated coated cargo tanks. These cargoes typically include gasoline, jet fuel, kerosene, naphtha and heating oil. The average age of our product tankers was approximately nine years as of December 31, 2009. Two of our product tankers were employed under bareboat period charters as of December 31, 2009, with remaining terms ranging from approximately five to nine months. The High Land has been operating under a five month time charter since February 2010, and the remaining tankers were operating in the spot market.

The charters for the dry bulk vessels have approximately remaining periods ranging as follows:

•	China — Minimum five years, eight months — Maximum six years, seven months, plus an option to extend further by approximately 159 days due to dry-docking duration.

•	Australia — Minimum one year and eight months — Maximum one year and ten months.

•	Brazil — Minimum four years, seven months — Maximum four years, eleven months.

After our period charters expire, we may employ our vessels under new period charters or in the spot voyage market between period charters, depending on the prevailing market conditions at that time.

Vessel Charters

Currently, six of our vessels are committed under period employment agreements with international companies. Pursuant to these agreements, known as charterparties, we provide these companies, or charterers, with a vessel and crew at a fixed, per-day rate for a specified term.

The charterers under the time charters referenced below are generally responsible for, among other things, the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods); port charges; costs related to towage, pilotage, mooring expenses at loading and discharging facilities; and certain operating expenses. The charterers are not obligated to pay us charter hire for off-hire days, which include days a vessel is out of service due to, among other things, repairs or dry-dockings. Under the time charters, we are generally required, among other things, to keep the related vessels seaworthy, to crew and maintain the vessels and to comply with applicable regulations. We are also required to provide protection and indemnity, hull and machinery, war risk and oil pollution insurance cover. Our ship management companies perform these duties for us under the ship management agreements.

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

The High Land is employed under a time charter at a daily charter rate of approximately $8,181, net of commissions, which commenced on February 8, 2010, for a period of approximately five months.

The Brazil is employed under a basic daily charter rate of approximately $28,985 for the first and second year and approximately $26,180 for the remaining years. In addition, our charterer is required to pay an additional hire equal to 50% of the average daily BCI 4 TC routes value, less a 15% discount, above $26,600. If certain conditions are met, the Brazil’s third year hire will remain at $28,985 net of commissions. The duration of this charter is about six years plus or minus 60 days, ending, at a minimum, in December of 2014, or, at a maximum, in February 2015.

The China is employed under a time charter daily hire rate of approximately $12,753, net of commissions. The duration of this charter is a minimum of five years plus eight months and a maximum of six years plus six months, at the charterer’s option, ending, at a minimum in November 2015, and, at a maximum, in March 2017.

The Australia is employed under a time charter daily hire rate of approximately $20,391, net of commissions. The duration of this charter is a minimum of 20 months to a maximum of 22 months, at the charterer’s option, ending at a minimum in November 2011, and, at a maximum, in January 2012.

The Stena Compass and the Stena Compassion are currently employed under bareboat charters with two companies of the Stena Group. Under the terms of the bareboat charters, the Stena Group companies are required to pay a basic daily charter rate of $18,232 per vessel, net of commissions. In addition, the Stena Group companies are required to pay an additional hire equal to 30% of the actual time charter equivalent above $26,000 per day for each vessel. The bareboat charters for the Stena Compass and the Stena Compassion expire in August 2010 and December 2010, respectively.

The charterers under the bareboat charters referenced above are generally responsible for the running and voyage costs of the vessels. Running cost include among other things, operation, maintenance, insurance (protection and indemnity, hull and machinery, war risk and oil pollution) and repairs, dry-docking and crew. Also, charter hire is not subject to deductions for off-hire days under the bareboat charters.

Fleet Management

The technical management for three of our vessels, the Ostria, High Land and High Rider, is currently performed by International Tanker Management Limited, or ITM. In January 2010, the technical management for the Nordanvind was cancelled with AMT Management, and since January 16, 2010, the technical management of the Nordanvind has been provided by Ernst Jacob, who also provides technical management for the Chinook. In February 2010, the technical management for the Newlead Avra (formerly Altius) was cancelled with ITM for a fee of approximately $36,000, and since February 14, 2010, technical management for the Newlead Avra has been provided by Newlead Shipping S.A. In March 2010, the technical management for the Newlead Fortune (formerly Fortius) was cancelled with AMT Management for a fee of approximately $36,000. Since March 11, 2010, technical management of the Newlead Fortune has been provided by Newlead Shipping S.A. The technical management of the Australia, which was until recently provided by Stamford Navigation Inc., has since March 1, 2010 been provided by Newlead Bulkers S.A., or Newlead Bulkers. The technical management for the China and Brazil, which was until recently provided by Newfront Shipping S.A. has since March 1, 2010 been provided by Newlead Bulkers. The Stena Compass and the Stena Compassion are currently employed under bareboat charters with two companies of the Stena Group.

As compensation for these services, we pay the technical managers a total amount to cover the budgeted vessel operating expenses, which we have established jointly with the technical managers, inclusive of the management fee. These are reviewed and agreed upon annually.

The commercial management for all of our vessels is currently provided in-house.

Crewing and Employees

As of December 31, 2009, NewLead, including our wholly-owned subsidiary, AMT Management Ltd., employed 27 employees, all of whom are shore-based. We employ an average of 25 crew members per vessel owned, which number varies depending on the number of vessels in the fleet at any given time and duration of ship voyages.

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

Seasonality

The demand for product tankers and dry bulk vessels has historically fluctuated depending on the time of year. Demand for product tankers is influenced by many factors, including general economic conditions, but it is primarily related to demand for petroleum products in the areas of greatest consumption. Accordingly, demand for product tankers generally rises during the winter months and falls during the summer months in the northern hemisphere. Moreover, these are generalized trading patterns that vary from year to year and there is no guarantee that similar patterns will continue in the future. The three largest commodity drivers of the dry bulk industry, iron ore, steam coal and grains, are all affected by seasonal demand fluctuations. Steam coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is highly seasonal and driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year.

The Product Tanker Industry

The international seaborne transportation industry represents the most efficient and, we believe, safest method of transporting large volumes of crude oil and refined petroleum products such as gasoline, diesel, fuel oil, gas oil and jet fuel, as well as edible oils and chemicals. Over the past five years, seaborne transportation of refined petroleum products has grown substantially.

Freight rates in the refined petroleum product tanker shipping industry are determined by the supply of product tankers and the demand for crude oil and refined petroleum products transportation. Factors that affect the supply of product tankers and the demand for transportation of crude oil and refined petroleum products include:

Supply:

•	The recent economic downturn has reduced the rate of new orders placed in this market segment. Considering the amount of product tankers that are on order, there are fears that oversupply of tonnage may occur in the near future. However, it is uncertain what percentage of the orders will finally materialize;

•	The phase-out of single hull tankers under more stringent regulatory and environmental protection laws and regulations will reduce the overall supply of vessels;

•	The implementation of stringent safety and security measures has effectively reduced the supply of product tankers that are available for hire at any particular time; and

•	Major energy companies are selective in the employment of product tankers and have strict vetting standards for approval of vessels for trading.

Demand:

•	For most of the prior years, the strength of the global economy, and in particular China’s economic growth, has increased demand;

•	The increase in the distance petroleum products are transported due to the increased exports from new refineries in the Middle East and Asia and the expected lack of growth in the refining capacity of the refineries in the U.S. and Europe; and

•	Increasing global production and consumption of refined petroleum products, and in particular the increase in exports from the Asian, Russian Baltic and Caspian regions.

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet may be divided into four categories based on a vessel’s carrying capacity. These categories consist of:

•	Capesize vessels have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•	Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•	Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Apart from the above, sub classes have been created for specific trades:

•	Kamsarmax: An approximately 82,000 dwt Panamax with increased length overall (the length of a vessel, referred to herein as “LOA”) of 229 meters (“m”), named for Port Kamsar in Equatorial Guinea.

•	Postpanamax: An approximately 92,000 dwt vessel with increased LOA of 235m.

•	Dunkirkmax: An approximately 175,000 dwt large Capesize with maximum LOA of 289m and a maximum beam (the width of a vessel, referred to herein as “B”) of 45m, named for the French port’s eastern harbor lock at Dunkirk.

•	Newcastlemax: An approximately 185,000 dwt large Capesize with a maximum B of 47m, named for the Australian port of Newcastle.

•	Setouchmax: An approximately 205,000 dwt large Capesize (a “very large bulk carrier” or “VLBC”) with a low design draught of 16.10m and a maximum LOA of 299.9m, named for ports in the Setouch Sea in Japan.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. Currently, newbuilding statistics from shipping analysts show that approximately 0.28 million tons dwt of dry bulk vessels are on order, representing approximately 60% of the existing fleet. The bulk carrier fleet is expected to grow more than 10% in 2010. This supply increase, however, is expected to be absorbed by the recovery in dry bulk demand and the scrapping activity. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last five years has been 26 years. However, due to recent strength in the dry bulk shipping industry, the average age at which the vessels are scrapped has increased.

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 2001 and September of 2008, the average of the Baltic Dry Index (BDI) was 3,768 points. During the last quarter of 2008 and the first quarter of 2009 the dry bulk market was significantly affected from the credit crisis and the worldwide recession which dropped the BDI to a six months average of 1,169 points, while from the second quarter of 2009 and up to now the BDI average considerably recovered to 2,957 points The BDI is an index issued daily by the London-based Baltic Exchange which tracks worldwide international shipping prices of various dry bulk cargoes. The index provides “an assessment of the price of moving the major raw materials by sea. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for dry bulk carrier capacity, it is important to bear in mind that dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Dry bulk carriers seldom operate on round trip voyages. Rather, dry bulk carriers customarily operate on triangular or multi-leg voyages. Therefore, trade distances assume greater importance in the demand equation.

Sources of applicable rules and standards

Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels. Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations. The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

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

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, referred to herein as the MARPOL Convention or MARPOL. The MARPOL

Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

(1) they have wing tanks or double-bottom spaces not used for the carriage of oil that cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a newbuild tanker of 5,000 dwt and above must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

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

However, as a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing Regulation 13G accelerating the phase-out of single-hull oil tankers and adopted a new Regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil.

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

In October 2004, the MEPC adopted a unified interpretation of Regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

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

Under Regulation 13H, HGO means any of the following:

•	crude oils having a density at 15 degrees Celsius (oC) higher than 900 kilograms per cubic meter (kg/m3);

•	fuel oils having either a density at 15[o]C higher than 900 kg/m3 or a kinematic viscosity at 50[o]C higher than 180 square millimeters per second (mm2/s); or

•	bitumen, tar and their emulsions.

Under regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15oC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to Regulation 13G (Regulation 20 in the revised Annex) and Regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of HGO that will broaden the scope of Regulation 21. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect until December 31, 2011, even if it were to be adopted earlier.

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

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur cap reduced initially to 3.5% (from the current cap of 4.5%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards.

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

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1998, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely upon the safety management systems that AMT Management Ltd. and our other ship management companies have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. AMT Management Ltd. and our other ship management companies have obtained documents of compliance for their offices and safety management certificates for the vessels in our fleet for which such certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code (ISPS Code). Our fleet maintains ISM and ISPS certifications for safety and security of operations.

Oil Pollution Liability

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $6.938 million, plus 631 SDR, or $970.77, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $138.10 million. The exchange rate between SDRs and U.S. dollars was 0.65 SDR per U.S. dollar on March 12, 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited, with respect to tanker vessels with a qualifying double hull, to the greater of $1,900 per gross ton or $16.0 million per vessel that is over 3,000 gross tons, and with respect to non-tanker vessels, to the greater of $950 per gross ton or $0.8 million per vessel (subject to periodic adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages relating to the discharge of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

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

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. On February 6, 2008, the U.S. Coast Guard proposed amendments to the financial responsibility regulations to increase the required amount of such Certificates of Financial Responsibility to $1,250 per gross ton to reflect the 2006 increases in limits on OPA liability. The increased amounts will become effective 90 days after the proposed regulations are finalized. We believe our insurance coverage as described above meets the requirements of OPA. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the

U.S. Coast Guard evidencing sufficient self-insurance. The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

NewLead and the Stena Group companies managing the Stena Compass and Stena Compassion have arranged insurance for our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

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

European Union Restrictions

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

In response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by June 2010 or earlier depending on age. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Certain single-hull tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union has also adopted legislation that: (1) strengthens regulation against manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and creates an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (2) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is difficult to accurately predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

All of the tankers in our fleet are double-hulled; however, the High Land and the High Rider do not meet the requirements of MARPOL Regulation 19, and are subject to certain restrictions in trading.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

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

International laws governing civil liability to pay compensation or damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and in early 2009 it was in effect in 22 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that compose the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at approximately $5.4 billion. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the International Group.

Inspection by a Classification Society

Our vessels have been certified as being “in class” by either Nippon Kaijori Kyokai Corp., Bureau Veritas, or Germanischer Lloyd each of which is a member of the International Association of Classification Societies. Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking.

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

NewLead is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements included in this report.

D.	Properties, Plants and Equipment

Not applicable.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following is a discussion of NewLead Holdings Ltd., as “Successor” to and as “Predecessor” of the recapitalization as discussed in the following paragraphs and in Note 4 to the Consolidated Financial Statements as of December 31, 2009, for the period from October 14, 2009 to December 31, 2009 and for the period from January 1, 2009 to October 13, 2009. Also following is a discussion of the Predecessor Company’s financial condition and results of operations for the fiscal years ended December 31, 2008 and 2007. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above, which are included in this document.

The report contains forward-looking statements which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this document. Reference in the following discussion to “our”, “ us”, “NewLead” and the “Company” refer to our company, our subsidiaries and the predecessor operations of NewLead Holdings Ltd., except where the context otherwise indicates or requires.

Overview

NewLead Holdings Ltd. is a international shipping company that owns a fleet of dry bulk carriers and double-hulled product tankers. We provide ideal solutions for sea transportation requirements and a significant role in meeting the worldwide demand for distribution of petroleum products and dry bulk commodities.

Focused on operational excellence, NewLead provides its customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards. We will endeavor to capitalize on the dynamics of the shipping industry, expand our Company and create shareholder value.

During the fourth quarter of 2009, NewLead underwent a recapitalization to reposition itself and focus on the wet and dry segments of its business. As a result of the recapitalization, we changed our board of directors and senior management, exited the container market by selling our remaining two container vessels, refinanced certain obligations in order to set us on a more sound financial position. In addition, we are currently implementing a new business strategy that includes growing our two business segments (wet and dry), building a core fleet of owned and chartered-in vessels and creating an appropriate revenue mix to achieve a stable cash flow. Moreover the new business strategy aims to:

•	Grow our diversified fleet through sourced networks at favorable terms;

•	Implement a coherent charter strategy to achieve an optimal mix of spot charters, time charters and bareboat charters to smooth exposure to market cycles;

•	Maintain cash flow stability with upside potential;

•	Solidify a diverse customer base with established reliable charterers to reduce our counterparty risk;

•	Bring in quality in-house technical managers to ensure efficient operations and optimum fleet utilization; and

•	Employ leverage with a favorable repayment profile.

NewLead Holdings Ltd. is a Bermuda-chartered company maintaining its principal office in Piraeus, Greece.

A.	Operating Results

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

Charters

We generate revenues by charging customers for the transportation of oil and petroleum products in our product tankers business and for a wide array of unpackaged cargo in our dry bulk business. As of March 18, 2010, we employ four of our vessels on period charter agreements, six of our vessels under spot market charters and two of our vessels on bareboat charters. As of March 18, 2010, the charters for the product tankers have approximate remaining periods ranging from five month to eleven months, and the charters for the dry bulk vessels have approximate remaining periods ranging from one year and eight months to six years and seven months. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues, but may enable us to capture increased profit margins during periods of improvements in charter rates.

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read the section titled “Risk Factors” for a discussion of certain risks inherent in our business.

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Market exposure: We manage the size and composition of our fleet by chartering our owned vessels to international charterers. We aim at achieving an appropriate balance between wet and dry vessels to diversify our market risk.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.

•	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage and time charter revenues, less voyage expenses during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts. This has been adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter by assuming a TCE rate of $24,500 per day, reflecting assumed operating costs of $5,800 per day, has been included in respect of the annual operating days of the vessels during the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 and for the years ended December 31, 2008 and 2007, respectively.

Set forth below are our selected historical and statistical data that we believes may be useful in better understanding our financial position and results of operations.

	Successor	Predecessor
	October 14	January 1	Year Ended
	to	to	December 31,
	December 31, 2009	October 13, 2009	2008
Available days	824	2,285	3,294
Operating days	682	1,874	3,029
Fleet utilization	83%	82%	92%
Equivalent vessels	87%	89%	100%
Time Charter Equivalent rate	$12,293	$12,052	$16,318

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter rates and periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives; and

•	financing costs related to our indebtedness, which totalled $278.7 million at December 31, 2009.

You should read the following discussion together with the information contained in the table of vessel information under “Item 4 — Information on the Company — Business Overview — Our Fleet.” The net daily charter hire rates detailed in that table under “Net Daily Charter hire Rate” are fixed rates and all detailed vessels, except the Newlead Avra (formerly Altius), the Newlead Fortune (formerly Fortius), Nordanvind, Ostria, High Rider and Chinook (which are currently operating in the spot market) and the High Land (which is operating under a time charter), are employed under bareboat period charters. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated. Due to the recapitalization on October 13, 2009 and as part of the new management strategy, we have exited the container market and have entered into the dry bulk market to better diversify our business and focus on our “wet” and “dry” business segments. The discussions hereafter then represent only our continuing operations, except where specifically mentioned.

Revenues

For the period from October 14, 2009 to December 31, 2009, total revenue from continuing operations were derived from the time, bareboat and voyage charters of our nine product tankers and three dry bulk vessels. The charters for the product tankers have remaining periods ranging from approximately five to eleven months. Charters for the two Stena product tanker vessels and one of our dry bulk vessels, currently have profit-sharing components.

The charters for the dry bulk vessels have remaining periods ranging approximately as follows:

•	China — Minimum five years, eight months — Maximum six years, seven months, plus an option to extend further by approximately 159 days due to dry-docking duration.

•	Australia — Minimum one year and eight months — Maximum one year and ten months.

•	Brazil — Minimum four years, seven months — Maximum four years, eleven months.

We believe that the performance of the charterers to date has been in accordance with our charter contracts. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

Our revenues, for the period from January 1, 2009 to October 13, 2009 reflect the continuing operations of nine product tankers. Our revenues, for the period from October 14, 2009 to December 31, 2009 reflect the continuing operations of nine product tankers and three dry bulk vessels. During the period from January 1, 2009 to October 13, 2009, the period from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, our product tankers and dry bulk vessels recorded 2,285, 824 and 3,294 available days, respectively, due to scheduled repairs and vessel upgrades. Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues. In addition, six of our vessels were out of service during the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 due to scheduled dry-docking and special survey, upgrading and preventative maintenance works. All met their required class certification except the Nordanvind, due to repairs that the vessel underwent all through 2009. We expect the Nordanvind will be generating revenues soon. Given the significant number of dry-docking days during the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, fleet utilization decreased by approximately 11% and 10%, to 82% and 83%, respectively, compared to 92% for the year ended December 31, 2008.

For the periods from January 1, 2009 to October 13, 2009, October 14, 2009 to December 31, 2009 and for the years ended December 31, 2008 and 2007, our revenues from our nine product tankers were $33.6, $9.2 million, $56.5 million and $55.8 million, respectively. For the period from October 14, 2009 to December 31, 2009, our revenues from our three dry bulk vessels were $4.9 million. We did not have any dry bulk vessels during the period from January 1, 2009 to October 13, 2009 and the years ended December 31, 2008 and 2007.

Commissions

Commissions are paid to brokers and are typically based on a percentage of the charter hire rate. A typical commission is 1.25% of the gross charter hire/freight earned (including demurrage) for each broker involved in a fixture. We are currently paying aggregate commissions ranging from 2.5% to 6.5% per vessel per fixture (including address commission, which represents money deducted from the charterer at source).

Voyage Expenses

Voyage expenses are incurred due to a vessel travelling from a loading port to a discharging port, to repair facilities or on a repositioning voyage, and include fuel (bunkers) cost, port expenses, agent’s fees, canal dues and extra war risk insurance. Under time charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

General and Administrative Expenses

These expenses include executive and director compensation (inclusive of shares granted), staff wages, legal fees, audit fees, liability insurance premium and Company administration costs.

Vessel Operating Expenses

Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, which are not included in “voyage expenses.”

Certain vessel operating expenses are higher during the initial period of a vessel’s operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Under multi-year time charters, and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, dry-dockings, maintenance and repairs.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

We follow the deferral method of accounting for special survey and dry-docking costs. Special survey and dry-docking costs are amortized over the above periods or to the next dry-docking or special survey date if such has been determined, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest and Finance Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, amortization of the debt discount and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives

At the end of each quarter, the fair values of our interest rate swaps are valued to market. Changes in the fair value between quarters are recognized in the statements of operations.

Foreign Exchange Rates

Foreign exchange rate fluctuations, particularly between the Euro and the U.S. dollar, have had an impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk. See below under “Results of Operations — Foreign Exchange Rates.”

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

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our product tankers and dry bulk vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our product tankers and dry bulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);

•	management of our accounting system and records and financial reporting; and

•	administration of the legal and regulatory requirements affecting our business and assets.

Critical Accounting Policies

NewLead’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these consolidated financial statements requires NewLead Holdings Ltd. to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. The following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future dry-dock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, net

Vessels represent our most significant assets. NewLead records the value of its vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation.

Depreciation is computed using the straight-line basis method over the estimated useful life of the vessel, after considering the estimated residual value. We estimate the residual values of our product tankers based on a scrap value of $307 per lightweight ton, and a scrap value of $250 or $275 per lightweight ton for our dry bulk vessels. We believe these levels are common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies and it represents the most reasonable useful life for each of our vessels. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

During the predecessor period in 2009, we concluded that events and circumstances had changed that may indicate the existence of potential impairment of our long-lived assets. As a result, we performed an impairment assessment of long-lived assets. The significant factors and assumptions we used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) historical average time charter rates, (c) current market conditions and, the respective vessel’s ages as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with our historical experience of the shipping industry.

Our assessment included our evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements compared to the carrying value. The significant factors we used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue.

Our impairment analysis as of December 31, 2009 did not result in an impairment loss. During the periods from January 1, 2009 to October 13, 2009, we recorded an impairment loss of $68.0 million from continuing operations and $23.6 million from discontinued operations. During the year ended December 31, 2008, we recorded an impairment loss of $30.1 million, which relates to discontinued operations. There was no impairment loss for the year ended December 31, 2007. The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record a material impairment charge in future periods.

Deferred Dry-docking and Special Survey Costs

Our vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 and 60 months respectively, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Share-based Compensation

Reflects grants of common shares, restricted common shares and share options approved by the board of directors The restricted common shares and share option awards are subject to applicable vesting and unvested common shares and options may be forfeited under specified circumstances. The fair values of share option grants have been calculated based on the Binomial lattice model method. The fair value of common share grants is determined by reference to the quoted share price on the date of grant.

Accounts Receivable

The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The provision for doubtful accounts at December 31, 2009 and 2008 amounted to $1.2 million and $0.9 million, respectively, which relates to continued and discontinued operations.

Revenue Recognition

Revenues are generated by chartering our customers for the use of our vessels to transport petroleum products and wide array of unpackaged cargo. In recognizing revenue we are required to make certain estimates and assumptions. Historically, differences between our estimates and actual results have not been material to our financial results.

We have provided services to our customers under the following types of contractual relationships:

Voyage Charters, which are contracts made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.

Time Charters, which are contracts for the use of a vessel for a fixed period of time at a specified daily rate. All other expenses related to the time charter voyages are assumed by the charterers.

Bareboat Charters, which are contracts pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s operating expenses including crewing repairs, maintenance, insurance, stores lube oils and communication expenses in addition to the voyage costs (with the exception of commissions) and generally assumes all risk of operation.

Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided.

Fair Value of Financial Instruments

We have entered into various interest rate swaps agreements in order to hedge then interest expense arising from our long-term borrowings detailed in Note 11 to our consolidated financial statements. Under the interest rate swaps, we agree with the counter party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount. In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

The 7% Notes have two embedded conversion options — (1) an “any time” conversion option and (2) a “Make Whole Fundamental Change” conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.

(1) The “any time” conversion option does meet the definition of a derivative in the Financial Account Standards Board’s (“FASB”) Accounting Standard Codification (“ASC”) 815; however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (a) indexed to its own stock and (b) would be classified in stockholder’s equity, if freestanding. As a result, this conversion option will not be bifurcated and separately accounted for.

(2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. However, this embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for.

Our market price on the date of issuance of the 7% Notes was $1.27 and the stated conversion price is $0.75. Since the “any time” conversion option has not been bifurcated, we recorded a beneficial conversion feature (“BCF”), totalling $100.5 million, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the period from October 14, 2009 to December 31, 2009, $17.0 million of interest was expensed in the statement of operations.

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

Results of continuing operations

For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Comparison between these two periods is of limited value as a result of the recapitalization on October 13, 2009, the year ended December 31, 2009 is reported as a predecessor period, prior to the recapitalization, and a successor period, after the recapitalization.

The successor and predecessor periods are not comparable as the successor period revenue and expense accounts include increases to certain charges, as well as the addition of the three vessels newly acquired from Grandunion. The increases principally relate to increased interest charges arising as a consequence of additional indebtedness associated with our recapitalization.

	Successor	Predecessor
	October 14,	January 1,
	2009 to	2009 to	Year Ended
	December 31,	October 31,	December 31,
	2009	2009	2008
	(Audited)
		(Audited)
			(Audited)
	(Expressed in thousands of U.S. dollars)

Operating revenues	$14,096	$33,564	$56,519
Commissions	(407)	(769)	(689)
Voyage expenses	(4,634)	(8,574)	(6,323)
Vessel operating expenses	(6,530)	(22,681)	(19,798)
General and administrative expenses	(12,025)	(8,366)	(7,816)
Depreciation and amortization expenses	(4,844)	(11,813)	(15,040)
Impairment loss	—	(68,042)	—
Management fees	(315)	(900)	(1,404)

	(28,755)	(121,145)	(51,070)

Net operating (loss)/income	(14,659)	(87,581)	5,449

Interest and finance expenses, net	(23,996)	(10,928)	(15,741)
Interest income	236	9	232
Other income, net	—	40	2
Change in fair value of derivatives	2,554	3,012	(6,515)

Net loss from continuing operations	(35,865)	(95,448)	(16,573)
Net loss from discontinued operations	(2,007)	(30,316)	(23,255)

Net loss	$(37,872)	$(125,764)	$(39,828)

Revenues

For the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, total operating revenues from continuing operations were $33.6 million and $14.1 million, respectively. This compares to total revenues of $56.5 million for the year ended December 31, 2008. This decrease in revenue was primarily attributable to a reduction in vessel operating days, as well as, lower TCE rates. For the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, our daily TCE rates were $12,052, $12,293 and $16,318, respectively. The decrease in TCE rates reflect the significant exposure we had in the spot market, as seven out of the twelve vessels operated in the spot market during the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, a consequence of the general economic environment and market conditions for the tanker market that resulted in lower charter/spot rates as well as lower utilization. Moreover an acceleration of scheduled dry-dockings and repairs adversely impacted revenue during the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009. In addition, the Nordanvind did not produce revenue during any of 2009 due to dry-docking and repairs.

Fleet utilization for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, was 82%, 83%, and 92%, respectively. The decrease in utilization was attributable to the unemployment days when the tankers operated in the spot market, as only 50% of the fleet was operating under time charters for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, compared to 85% of the fleet being fixed on time charters in 2008.

Commissions

Chartering commissions were $0.8 million and $0.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $0.7 million during 2008. The increase is primary attributable to higher commissions paid due to the fact that seven out of twelve vessels are on spot charters.

Voyage Expenses

Voyage expenses were $8.6 million and $4.6 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $6.3 million during 2008. The significant increase reflects the exposure of our fleet in the spot market, as well as the increase in off-hire days.

Vessel Operating Expenses

Vessel operating expenses were $22.7 million and $6.5 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $19.8 million during 2008, reflecting increased repairs, as well as the transfer of the dry bulk vessels during the period from October 14, 2009 to December 31, 2009. Moreover, during the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, vessel operating expenses include a provision for claims of $3.7 million and $0, respectively. There has been no provision for claims accounted for in 2008. In addition, during 2008, we had fleet running costs partially reduced by the contribution of Magnus Carriers Corporation (“Magnus Carriers”) under the budget variance sharing arrangement, under the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Magnus Carriers’ contribution to vessel operating expenses amounted to $0.8 million for the year ended December 31, 2008.

General and Administrative Expenses

General and administrative expenses were $8.4 million and $12.0 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $7.8 million during 2008. This increase relates primarily to transaction costs of $12.4 million associated with the October 13, 2009 recapitalization.

Depreciation and Amortization

Depreciation and amortization expenses were $11.8 million and $4.8 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $15.0 million during the year ended December 31, 2008. This increase was due primarily to the transfer of the three dry bulk vessels.

Impairment Loss

Pursuant to the standard requirements, we evaluated the carrying amounts of our long-lived assets in light of current market conditions. The total impairment loss for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, amounted to $68.0 million and $0, respectively. No impairment loss was recorded in the year ended December 31, 2008. The significant factors and assumptions we used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel, including: (a) contracted time charter rates up to the end of life of the current contract of each vessel; (b) historical average time charter rates; (c) current market conditions; and (d) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses, assumptions included an annual escalation factor, while estimated fair market values for each vessel were obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements used. All estimates used and assumptions made were in accordance with our historical experience of the shipping industry.

Management Fees

Management fees were $0.9 million and $0.3 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $1.4 million during 2008. This decrease was due primarily to the termination of commercial ship management agreements with Magnus Carriers on May 1, 2009, which was partially offset with the three dry bulk vessels transferred as a result of the October 13, 2009 recapitalization.

Interest and Finance Expense

Total interest and finance expenses were $10.9 million and $24.0 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $15.7 million during 2008. The primary reason for such increase relates to the amortization of the beneficial conversion feature of $17.0 million during the period from October 14, 2009 to December 31, 2009. Moreover, interest expense on loans was $9.7 million and $5.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to interest expense of $13.4 million during 2008. This increase was due primarily to the initial issuance of the 7% Notes and the $37.4 million credit facility in relation to the three dry bulk vessels transferred as part of the recapitalization on October 13, 2009. In particular, the increase in interest expense from October 14, 2009 to December 31, 2009 was attributable primarily to the 7% Notes, which included a $17.0 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% Notes. In addition, amortization of deferred financing costs was $0.6 million and $1.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $0.9 million in 2008.

Change in Fair Value of Derivatives

The mark to market of our eight interest rate swaps during the period from January 1, 2009 to October 13, 2009, resulted in an unrealized gain of $3.0 million. The mark to market of our eight interest rate swaps and our warrants, as well as, the make whole fundamental change derivative resulted in an unrealized gain of $2.6 million for the period from October 14, 2009 to December 31, 2009. This compares to an unrealized loss during 2008 of $6.5 million. The mark to market valuation resulted in an increase in the derivative liabilities in the balance sheet to $17.1 million as of December 31, 2009.

Net Loss

Net loss from continuing operations was $95.4 million and $35.9 million for the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to a net loss of $16.6 million, recorded for the year ended December 31, 2008. Besides the significantly lower net revenues generated for the product tankers in the spot market and increased operating expenses as discussed above, the results for the period from January 1, 2009 to October 13, 2009, reflect a $68.0 million vessel impairment charge and a $3.7 million provision for charter claims The results for the period from October 14, 2009 to December 13, 2009 reflect higher net interest expenses of approximately $24.0 million as consequence of our recapitalization, primarily attributable to the 7% Notes, which included a $17.0 million non-cash charge from the amortization of the beneficial conversion feature embedded in the notes as discussed above. Furthermore, the results from January 1, 2009 to October 13, 2009 also include transaction costs of $12.4 million associated with the recapitalization.

The net loss for the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008 was $125.8 million, $37.9 million and $39.8 million, respectively. These include losses from discontinued operations of $30.3 million and $2.0 million for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively and $23.3 million for the year ended December 31, 2008, which primarily relate to our exit from the container market.

For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following table presents consolidated revenue and expense information for the year ended December 31, 2008 and 2007. This information was derived from our audited consolidated revenue and expense accounts for the respective periods.

	Year ended	Year ended
	December 31,	December 31,
	2008	2007
	(Audited)	(Audited)
	(Expressed in thousands of U.S. dollars)

Operating revenues	$56,519	$55,774
Commissions	(689)	(551)
Voyage expenses	(6,323)	(2,713)
Vessel operating expenses	(19,798)	(17,489)
General and administrative expenses	(7,816)	(5,278)
Depreciation and amortization expenses	(15,040)	(14,029)
Impairment loss	—	—
Management fees	(1,404)	(1,243)

	(51,070)	(41,303)
Net operating income	5,449	14,471

Interest and finance expenses, net	(15,741)	(16,966)
Interest income	232	630
Other income/(expenses) income, net	2	(11)
Change in fair value of derivatives	(6,515)	(4,060)

Net loss from continuing operations	(16,573)	(5,936)
Net loss from discontinued operations	(23,255)	(2,797)

Net loss	$(39,828)	$(8,733)

Revenues

Total revenues increased 1.3% to $56.5 million during the year ended December 31, 2008, compared to $55.8 million in 2007. This minimal increase in revenues was attributable primarily to the vessel utilization as well as competitive charter rates for certain vessels in our fleet compared to 2007. Despite the adverse general economic environment and market conditions that prevailed during the second part of the year in 2008, the tanker products market was less affected. As a result, two out of twelve vessels operated in the spot market during the year ended December 31, 2008.

Commissions

Chartering commissions increased by approximately 16.7% to $0.7 million during the year ended December 31, 2008, compared to $0.6 million during the equivalent period in 2007.

Voyage Expenses

Voyage expenses increased by approximately 133.3% to $6.3 million during the year ended December 31, 2008, compared to $2.7 million during the equivalent period in 2007. The increase was primary attributable to increased world commodity oil prices, as more of our vessels traded in the spot market with low revenue spot daily rates, and the increase in off-hire days.

Vessel Operating Expenses

Vessel operating expenses increased by approximately 13.1% to $19.8 million during the year ended December 31, 2008, compared to $17.5 million during the equivalent period in 2007. This increase was attributed mainly to higher repairs and upgrading costs for the vessels and higher average fleet running costs partially offset by Magnus Carriers under the budget variance sharing arrangement, under the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Magnus Carriers’ contribution to vessels operating expenses amounted to $0.8 million during the year ended December 31, 2008 and $2.2 million during the equivalent period in 2007. Excluding Magnus Carriers’ contribution, vessel operating expenses remain at approximately the same levels.

General and Administrative Expenses

General and administrative expenses increased by approximately 47.2% to $7.8 million during the year ended December 31, 2008, compared to $5.3 million during 2007. This increase was due primarily to increased payroll costs as a result of the establishment of AMT Management, as well as to higher third-party fees and compensation costs related to restricted share grants.

Depreciation and Amortization

Depreciation and amortization increase by approximately 7.1% to $15.0 million during the year ended December 31, 2008, compared to $14.0 million during 2007. This increase was due primarily to higher dry-docking and special survey costs in 2008 relating to the High land, Seine, Ostria and Saronikos Bridge.

Management Fees

Management fees increased by approximately 16.7% to $1.4 million during the year ended December 31, 2009, compared to $1.2 million in 2008.

Interest and Finance Expense

Total interest and finance expense decreased by approximately 7.6% to $15.7 million during the year ended December 31, 2008, compared to $17.0 million in 2007. Interest expense on loans decreased by approximately 11.3% to $13.4 million, compared to $15.1 million in 2007. This decrease was due primarily to lower interest rates. Interest and finance expenses for both the year ended December 31, 2008 and 2007 include amortization of deferred financing costs amounting to $0.9 million and $1.3 million, respectively.

Change in Fair Value of Derivatives

The mark to market impact of our seven interest rate swaps in effect as of December 31, 2008 and 2007 resulted in unrealized losses of $6.5 million and $4.1 million, respectively. The mark to market valuation of this set of seven interest rate swaps for both years resulted in liabilities of $12.5 million and $5.9 million, respectively.

Net loss

Net loss from continuing operations for the year ended December 31, 2008 and 2007 amounted to $16.6 million and $6.0 million respectively. This increase in net loss was primarily attributable to higher fleet running costs, increased voyage expenses, as well as the adverse change in the fair value of our interest rate swaps.

Net loss from discontinued operations for the years ended December 31, 2008 and 2007 were $23.3 million and $2.7 million, respectively. This increase is due primarily to the impairment charge of $30.1 million that related to the container vessels.

B.	Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) quarterly and six month payments of interest and other debt-related expenses and the repayment of principal; (iii) maintenance of financial covenants under our fully revolving credit facility agreement; (iv) payments for dry-docking and special survey costs; and (v) maintenance of cash reserves to provide for contingencies.

As of December 31, 2009, we had a positive working capital position of approximately $67.2 million, reflecting $106.3 million cash and cash equivalents, compared with a negative working capital position of approximately $231.7 million as of December 31, 2008. Total debt amounted to $278.7 million for the year ended December 31, 2009, compared to $223.7 million as of December 31, 2008. The long term portion of the debt amounted to 264.5 million for the year ended December 31, 2009 compared to $0 as at December 31, 2008. In 2008, the total debt of $223.7 million was classified under short term debt due to violation of certain covenants of the credit facility, which has subsequently been refinanced as part of the recapitalization. Management believes that we have sufficient working capital to meet our current working capital requirements for at least the next 12 months.

As further explained below under “Indebtedness”, as a result of the refinancing, new financial covenants have been incorporated into our credit facility. Upon its refinancing, the financial covenants in the Facility Agreement will become effective (excluding working capital and minimum liquidity covenants) in a period ranging from 30 to 36 months from the execution of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy.

On October 13, 2009, the following actions occurred in connection with the approximately $400.0 million recapitalization:

•	Our existing syndicate of lenders entered into a new $221.4 million Facility Agreement to refinance our existing revolving credit facility. As of March 18, 2010, the amount outstanding under the Facility Agreement was $190.4 million.

•	The issuance of $145.0 million of the 7% Notes, that are convertible into common shares at a conversion price of $0.75 per common share. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $41.4 million on our December 31, 2009 balance sheet due to the netting impact of a beneficial conversion feature (discount) as more fully described below under “—Indebtedness” and in Note 12 of the Consolidated Financial Statements. We estimate as of March 18, 2010, the net outstanding amount for balance sheet purposes is approximately $44.5 million.

•	We assumed a $37.4 million credit facility in relation to the three vessels transferred to us as part of the recapitalization. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize our cost of capital. As of March 18, 2010, there was no outstanding balance under this facility.

The following table below summarizes the cash flows from our operations for each of the years ended December 31, 2009, 2008 and 2007:

		Predecessor
	Successor		Year Ended	Year Ended
	October 14, 2009 to	January 1, 2009 to	December 31,	December 31,
	December 31, 2009	October 13, 2009	2008	2007
	(audited)	(audited)	(audited)	(audited)
Net cash (used in)/provided by operating activities	$(5,869)	$(3,945)	$2,901	$17,581
Net cash provided by/(used in) investing activities	—	2,216	61,083	(2,008)
Net cash provided by/(used in) financing activities	112,124	(2,280)	(72,419)	(14,741)

Net increase/(decrease) in cash and cash equivalents	106,255	(4,009)	(8,435)	832
Cash and cash equivalents, beginning of the year	—	4,009	12,444	11,612

Cash and cash equivalents, end of year	$106,255	$—	$4,009	$12,444

Cash Flows

As of December 31, 2009, 2008 and 2007, we had cash balances of $106.3 million, $4.0 million, and $12.4 million, respectively.

For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, net cash used in operating activities was $(3.9) million and $(5.9) million, respectively. This compares to $2.9 million, cash provided by operating activities for the year ended December 31, 2008. This change was due to a larger net loss, excluding non-cash items, which was partially offset by positive cash flow changes in working capital.

For periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, our net cash provided by investing activities were $2.2 million and $0, respectively. This compares to net cash provided by investing activities of $61.1 million for the year ended December 31, 2008. This decrease was due primarily to vessel disposals amounting to $59.6 million during the year ended December 31, 2008. Proceeds from vessel disposals for the period from January 1, 2009 to October 13, 2009 amounted to just $2.3 million.

For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, our net cash provided by/(used in) financing activities was $112.1 million and $(2.3) million. This compares to net cash used in financing activities of $(72.4) million in the year ended December 31, 2008. The primary reason for the change was the use of $20.0 million of the proceeds from the issuance of the $145 million of 7% Notes to reduce the $221.4 million credit facility. Cash was used to repay our credit facility is the primary reason for the change in 2008.

For the year ended December 31, 2008, our net cash provided by operating activities was $2.9 million, compared to $17.6 million during the year ended December 31, 2007, a decrease of 83.5%. This decrease was due primarily to a net loss of $39.8 million for the year ended December 31, 2008, compared to a net loss of $8.7 million for the year ended December 31, 2007.

For the year ended December 31, 2008, our net cash provided by investing activities was $61.1 million, compared to our net cash used in investing activities of $(2.0) million during the year ended December 31, 2007, an increase of 3155%. This increase was due primarily to vessel disposals amounting to $59.6 million during the year ended December 31, 2008. There were no disposals of vessels in the year ended December 31, 2007.

In the year ended December 31, 2008, our net cash used in financing activities was $72.4 million, compared to $14.7 million in the year ended December 31, 2007, an increase of 393%. This increase was due primarily to repayments under our credit facility amounting to $61.1 million.

Indebtedness

As of December 31, 2009 and 2008, we had total outstanding indebtedness of approximately $278.7 million and $223.7 million, respectively.

We assumed a $37.4 million credit facility in relation to the three vessels transferred to us as part of the recapitalization. The $37.4 million credit facility is payable in 20 consecutive quarterly instalments of $1.56 million and a $6.2 million repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize our cost of capital. As of December 31, 2009, the outstanding balance was $35.8 million. Subsequent to the year end the facility was repaid in full. We pay a 1% commitment fee on the undrawn amount.

On October 13, 2009, our existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the “Facility Agreement”, by and among us and the banks identified therein in order to refinance our then-existing revolving credit facility. Prior to the refinancing discussed previously, we had entered into a $360.0 million fully revolving credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent. Upon its execution in 2006, we used the fully revolving credit facility to (i) refinance our old $140.0 million drawn term loan; (ii) refinance our old revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the Stena Compass; and (iii) to complete the purchase of the Stena Compassion. During 2008, we were in breach of our covenants under the fully revolving credit facility. We then entered into a Fifth Supplemental Agreement, in connection with the temporary relaxation of the interest coverage covenant of the facility, with an increased margin of 1.75% above LIBOR applied during the year ended December 31, 2009 and until the refinancing on October 13, 2009. Although we paid an increased interest margin, rates overall have decreased. As of December 31, 2009, borrowings under our original fully revolving credit facility bore an annual effective interest rate, including the margin of 5.81%.

The current Facility Agreement has been structured with $38.0 million payable in 19 quarterly instalments of $2.0 million each, and a $163.4 million repayment due in October 2014. Of the proceeds of the issuance of the 7% Notes, $20.0 million was applied to the Facility Agreement, and as a result of further payments made towards the Facility Agreement, there is currently $190.4 million outstanding under the Facility Agreement. Subsequent to the year end, we applied $9.0 million of the proceeds from the disposal of its two container vessels to reduce the outstanding credit facility balance. As a result, the quarterly installment has been reduced to approximately $1.9 million.

Our obligations under the Facility Agreement are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

As explained further below, the Facility Agreement bears an increased margin of 2.75% above LIBOR through the original maturity date, April 6, 2011.

Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than and 50%;

•	2.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is less than 27.5%.

The Facility Agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than:

(a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b) 30% from the financial quarter ending September 30, 2013 onwards.

•	maintain, on a consolidated basis on each financial quarter, working capital of not less than zero dollars ($0);

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than:

(a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

The new financial covenants put in place as a result of the recapitalization, excluding working capital and minimum liquidity covenants, will become effective in a period ranging from 30 to 36 months from the execution of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy.

Subsequent to the recapitalization on October 13, 2009, we were no longer in breach of the following covenants:

•	An adjusted equity ratio of not less than 35%;

•	An interest coverage ratio (as defined in the facility agreement) of not less than 3.00 to 1.00;

•	The reduction of outstanding borrowings to $200.0 million in accordance with the Fifth Supplemental Agreement;

•	A working capital balance, including the $221.4 million of debt reflected as current, of not less than $0; and

•	The minimum liquidity requirement consisting of free cash and cash equivalents.

In connection with the recapitalization, we issued $145.0 million in aggregate principal amount of 7% convertible senior notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. The 7% Notes were issued pursuant to the Indenture dated October 13, 2009 between us and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and the remainder ($144.9 million) is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas our President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds are expected to be used to fund vessel acquisitions and for other general corporate purposes. In connection with the issuance of the 7% Notes, Investment Bank of Greece received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes and the 5 million warrants. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 26.67 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding as of March 18, 2010. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $41.4 million on our December 31, 2009 balance sheet due to the netting impact of a beneficial conversion feature (discount) described below and in Note 12 of the Consolidated Financial Statements. We estimate March 18, 2010, the net outstanding amount for balance sheet purposes is approximately $44.5 million.

We have accounted for the 7% Notes as follows:

(1) A Beneficial Conversion Feature (“BCF”); and

(2) A “Make Whole Fundamental Change” conversion option which has been valued separately. Under the accounting provision, these two components factor into the valuation of the 7% Notes as follows:

•	The BCF was valued at $100.5 million and is amortized over the life of the 7% Notes as interest expense. The BCF represents the difference between the conversion price of the 7% Notes ($0.75) and the market price of our common shares at the date of issuance ($1.27), multiplied by 193.3 million shares, assuming full conversion of the initial $145.0 7% Notes. Assuming no further conversions of the remaining $125.0 million of the 7% Notes, the annual BCF amortization will be $14.4 million annually; and

•	the Make Whole Fundamental Change was valued at $31,310 relating to an additional benefit of 10% of additional shares that the holders can potentially acquire when converting the 7% Notes should certain conditions exist. This will also be amortized over the life of the 7% Notes as an interest expense.

We use interest rate swaps to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Exposure” herein.

Adjusted EBITDA

Adjusted EBITDA represents EBITDA before other non-cash items such as share-based compensation expense, claim provisions, doubtful receivables and the effect of the amortization of the deferred revenue due to the assumption of charters associated with certain vessels acquisitions. We use Adjusted EBITDA because we believe that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding our ability to service and/or incur indebtedness. We also use Adjusted EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of our performance.

Adjusted EBITDA from continuing operations for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 was a loss of $2.9 million and a loss of $1.8 million, respectively. This compares to $21.7 million for the 12 months ended December 31, 2008. This decrease is mainly attributable to the 15.6% decrease in revenue as well as significantly higher voyage expenses due to the majority of the fleet operating in the spot market. Voyage expenses increased by $6.9 million or 109.5% to

$13.2 million dollars for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 compared to $6.3 million during the year ended December 31, 2008. Additionally, vessel operating expenses increased by 47.5% to $29.2 million dollars for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 from $19.8 million for the year ended December 31, 2008, reflecting increased repair expenses and the transfer of the dry bulk vessels. Furthermore, there were approximately $4.8 million of expenses related to our recapitalization.

Capital Expenditures

In February 2010, we signed a Stock Purchase Agreement for the purchase of two geared Kamsarmaxes for an aggregate purchase price of $112.7 million. For more detail, please see the information contained under “Item 4.A. — History and Development of the Company” regarding capital expenditures.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

Not applicable.

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2009, significant existing contractual obligations and contingencies consisted of our obligations as borrower under our Facility Agreement. In addition, we had contractual obligations under interest rate swap contracts, ship management agreements and an office rental agreement.

Long-Term Financial Obligations and Other Commercial Obligations

The following table sets out long-term financial and other commercial obligations, outstanding as of December 31, 2009 (all figures in thousands of U.S. dollars):

	Payment due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-term debt obligation(1)	$237,270	$14,240	$28,480	$194,550	$—
Interest payments(2)	91,080	23,836	35,932	31,312	—
Rental agreement(3)	1,313	110	220	220	763

Total(4)	$329,663	$38,186	$64,632	$276,082	$763

Notes:

(1)	Refers to our obligations to repay the indebtedness outstanding as of December 31, 2009, assuming that we meet the covenants of the credit facility. The amount does not reflect the repayment of the 7% Notes.

(2)	Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2009, assuming an effective interest rate of 5.81% per annum.

(3)	Refers to our obligations under the rental agreements for office space.

(4)	This does not include the dropdown of the vessels and management company, or the acquisition of the Kamsarmaxes.

Recent Accounting Developments

Fair Value

In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for us for the fiscal year beginning January 1, 2009 and did not have a material effect on our condensed consolidated financial statements.

In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance was effective for us and did not have a material impact on our condensed consolidated financial statements.

Accounting for Business Combinations

We adopted new U.S. GAAP guidance related to business combinations beginning in our first quarter of fiscal year 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its condensed consolidated financial statements; however, it will impact the accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Determination of the Useful Life of Intangible Assets

We adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in our first quarter of fiscal year 2009. The adoption of this guidance did not have a significant impact on our condensed consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S. GAAP.

Interim Disclosure about Fair Value of Financial Instruments

In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require an entity to provide disclosures about fair value of financial instruments in interim financial information (“Fair Value Disclosure Amendment”). The Fair Value Disclosure Amendment requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Fair Value Disclosure Amendment became effective for us and our adoption of it did not have a significant effect on our financial position, results of operations, or cash flows.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for us for transfers of financial assets beginning in our first quarter of fiscal 2011, with earlier adoption prohibited. We do not expect the impact of this guidance to be material to our condensed consolidated financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

This new guidance will be effective for us beginning in our first quarter of fiscal 2011, with earlier adoption prohibited. We do not expect the impact of this new guidance to be material to our condensed consolidated financial statements.

FASB Accounting Standards Codification

In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for us in our third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on our condensed consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on our condensed consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued additional guidance related to subsequent events (found under ASC 855-10 and formerly referred to as Statement of Financial Accounting Standards No. 165, “Subsequent Events”). This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for fiscal years and interim periods ended after June 15, 2009 and is applied prospectively. The adoption of this guidance during the year ended December 31, 2009 did not have a material impact on our consolidated financial statements.

Subsequent Events

(a)	On January 1, 2010, the board of directors made an annual restricted share grant in an aggregate amount of 80,000 restricted common shares to the independent directors of the board of directors. These restricted common shares vest 100% on the first anniversary date of the grant.

(b)	In January 2010, we sold the MSC Seine and the Saronikos Bridge for an aggregate purchase price resulting in gross proceeds to us of $12.8 million, paid in cash. The Saronikos Bridge was delivered to her new owners on January 7, 2010 and the MSC Seine was delivered on January 20, 2010.

(c)	In February 2010, we signed a Stock Purchase Agreement providing for the purchase of two geared, 80,000 dwt Kamsarmaxes from COSCO Dalian Shipyard Co., Ltd. These vessels are expected to be delivered in the fourth quarter of 2010 and 2011, respectively. The aggregate purchase price of these vessels was $112.7 million. The charter attached for the first vessel is for a five-year initial term at a net daily rate of $28,710, with an option to extend the term for an additional two years. The charter for the second vessel is for a seven-year term at a net daily rate of $27,300.

Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal stockholders, is one of the principals of the seller of the two Kamsarmax vessels and is a principal of the purchaser of the Chinook. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price represents is no less favorable than would have been achieved through arm’s length negotiations with a wholly-unaffiliated third party.

In relation to the above transaction, we have also signed a Memorandum of Agreement for the sale of the product tanker Chinook for $8.5 million.

Once closed, the $112.7 million purchase price for the two Kamsarmaxes will be paid by $80.0 million of debt financing, cash and cash equivalents, as well as the consideration for the transfer of the Chinook to be delivered against the purchase price.

(d)	On February 26, 2009, we entered into a five-month time charter beginning February 6, 2010 through July 1, 2010 for the 1992-built, 41,450 dwt product tanker High Land at a net of commission rate of $8,181 per day.

G.	Safe Harbor

See the section entitled “Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers and their respective terms of service to the Company. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The primary business address of each of our executive officers and directors is 83 Akti Miaouli and Flessa, Piraeus Greece, 185 38.

Name	Age	Position

Nicholas G Fistes	51	Class I Director and Chairman since October 13, 2009
Michail S. Zolotas	35	Class I Director and Deputy Chairman, President and CEO since October 13, 2009
Allan L. Shaw	46	Class II Director, and Chief Financial Officer since October 13, 2009
Masaaki Kohsaka	76	Class II Director since October 13, 2009
Spyros Gianniotis	50	Class III Director since October 13, 20009
Apostolos I. Tsitsirakis	42	Class III Director since October 13, 2009
Panagiotis Skiadas	39	Class III Director since June 2005
Panagiotis Peter Kallifidas	40	Corporate Secretary since January 1, 2010
George Fragos	46	Chief Operating Officer since October 13, 2009
Sozon Alifragkis	40	Senior Vice President and Chief Commercial Office since October 13, 2009

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class III Directors expires at our annual meeting in 2010, the term of the Class II Directors expires at our annual meeting in 2011 and the term of the Class I Directors expires at our annual meeting in 2012.

As a result of the recapitalization on October 13, 2009, the board of directors and management has changed. Set forth below is certain biographical information about each of these individuals, who were newly appointed on the date of the recapitalization.

Nicholas G. Fistes
Director, Executive Chairman

Nicholas G. Fistes began his career as a Naval Architect and Marine Engineer in charge of worldwide new construction and shipbuilding with Ceres Hellenic Shipping Enterprises Ltd. He later became the Chief Executive Officer of Ceres (2004-2005), one of the largest ship management companies in the world, managing various types of ships including crude oil tankers, chemical tankers, LNG ships and dry bulk carriers. Mr. Fistes also served as Chief Executive Officer of Seachem Tankers Ltd. (1993-1996), a commercial chemical tanker operating company and as Chief Executive Officer of Coeclerici Ceres Bulk Carriers, a bulk carrier shipping company (2002-2003). He served on the Executive Committee of Euronav NV from 2006 to 2008. He was also a Board Member of the shipmanagement companies Ceres LNG Services Ltd. and Ceres Hellas Maritime Company from 2004 to 2006. In 2006, together with Michael Zolotas, Mr. Fistes founded Grandunion Inc., a shipholding company, where he holds the position of Chairman. From March 2007 until 2009, he was the Chairman of the International Association of Independent Tanker Owners (INTERTANKO) and serves on the Board of the Hellenic Marine Environment Protection Association (HELMEPA). He is a member of a number of industry-related associations including the Executive Committee of the International Association of Dry Cargo Shipowners (INTERCARGO) and the American Bureau of Shipping (ABS). Mr. Fistes serves on the Hellenic Committees for Det Norske Veritas (DNV), Registro Italiano Navale (RINA) and the Korean Register of Shipping (KR). Mr. Fistes also serves on the Mediterranean Committee for the China Classification Society (CCS). Mr. Fistes holds a Bachelor of Science

Degree in Naval Architecture and Shipbuilding from Newcastle Upon-Tyne University and a Master’s of Science Degree in Ocean Systems Management from the Massachusetts Institute of Technology.

Michael S. Zolotas
Director, President and Chief Executive Officer

Michael S. Zolotas is a third generation shipowner with 18 years technical, operational and commercial experience. He completed a Bachelor’s Degree in Mechanical Engineering from the Stevens Institute of Technology. Mr. Zolotas joined Stamford Navigation Inc. as a superintendent engineer where he spent almost three years in sea service and in pure technical matters including repairs and conversions and newbuildings. In 1999, Mr. Zolotas became General Manager of Stamford Navigation Inc. Over the next six years, he expanded Stamford Navigation Inc. from two vessels to close to thirty vessels ranging from 17,000 dwt to 170,000 dwt. In 2005, he was nominated as member of Bureau Veritas (BV) Black Sea Mediterranean Committee, on which he serves as board member. In 2006, he was nominated as member of Registro Italiano Navale (RINA). He is also a member of China Classification Society (CCS) Mediterranean Committee. From 2001 to 2007, he served on the board of the CTM Pool. In 2006, together with Mr. Nicholas G. Fistes, Mr. Zolotas founded Grandunion Inc., where he serves as Chief Executive Officer and is a board member.

Allan L. Shaw
Director, Chief Financial Officer

Allan L. Shaw has over 20 years of financial management experience and began his career at Deloitte & Touche where he became a manager. Mr. Shaw was, from 1996, a member of the Board of Directors until 2002, and Chief Financial Officer until 2001 of Viatel Inc., an international telecommunications company. After Viatel Inc., he served as the Chief Financial Officer and Executive Management Board Member of Serono International S.A., a global biotechnology company from 2002 to 2004. Mr. Shaw is the founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm and has been a member of Navios Maritime Holdings Inc.’s Board of Directors since October 25, 2005. Mr. Shaw was appointed to the Board of Directors and named Chief Financial Officer of NewLead Holdings Ltd. on October 13, 2009. Mr. Shaw, a United States Certified Public Accountant, received a Bachelor of Science degree from the State University of New York, Oswego in 1986.

Spyros Gianniotis
Director

Spyros Gianniotis has worked in various positions in major banks throughout Greece and the United States for over 23 years. From 1989 until 2001, Mr. Gianniotis held positions at Citigroup in Athens, Piraeus and New York. In 2001, Mr. Gianniotis became the Assistant General Manager, Head of Shipping at Piraeus Bank S.A. In 2008, Mr. Gianniotis became the Chief Financial Officer of Aegean Marine Petroleum Network Inc., a position he currently holds. Mr. Gianniotis holds a B.A. from Queens College, CUNY, an MSc from Maritime College, SUNY and an MBA from Wagner College. He joined NewLead’s Board of Directors in October 2009.

Masaaki Kohsaka
Director

Masaaki Kohsaka has over 50 years of experience in the maritime sector in virtually every phase of operations and management. He has served in advisory roles for Grandunion since 2007. In 1995, Mr. Kohsaka served as the Managing Director, Planning Department and Cruise Department and Executive Officer of Owners Division of Showa Line Ltd. Prior to that position, he served as the Director and General Manager, Planning Department at Showa Line Ltd. in charge of newbuildings, sale and purchase, shipmanagement, insurance and legal matters. Masaaki Kohsaka started his career in 1959 in the Liner Department of Nissan Steamship Co. Ltd. He has been a Maritime Arbitrator since 199 and was a Member of the Tokyo Maritime Arbitration Commission from 1991 through 1997. Masaaki Kohsaka is a graduate of The Faculty of Law, Hitotsubashi University in Tokyo. He joined NewLead’s Board of Directors in October 2009.

Panagiotis Skiadas
Director

Panagiotis Skiadas has served as a member of our board of directors since the closing of our initial public offering in June 2005. He is currently the Environmental Manager of VIOHALCO S.A., a holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 10% of Greece’s total exports. Within that role, Mr. Skiadas is responsible for all environmental and climate change issues as well as certain energy related matters. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed a similar role for a subsidiary of VIOHALCO, ELVAL S.A. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games in Athens in 2004. Mr. Skiadas holds a Bachelor of Science from the University of Florida and a Master’s in Engineering from the Massachusetts Institute of Technology in Environmental Engineering.

Apostolos I. Tsitsirakis
Director

Apostolos I. Tsitsirakis has long worked within the maritime industry in both London and Piraeus. From 1997 to 2003, Mr. Tsitsirakis was affiliated with a family ship-owning and management company where he held the position of Director of Marine Operations. He is the founder and previously served as President of Maritime Capital, a private consulting and management firm with particular emphasis on shipping and international oil industries. Mr. Tsitsirakis has served on the Board of Directors of Aegean Marine Petroleum Inc., and has participated as a partner and investor in Fleet Acquisition LLC, the fleet acquisition company that formed Genco Shipping. Mr. Tsitsirakis has a Master’s degree in Business Administration from Webster University in London. He joined NewLead’s Board of Directors in October 2009.

Panagiotis Peter Kallifidas
General Counsel and Corporate Secretary

Peter Kallifidas has been NewLead’s general counsel since December 1, 2009. Prior to NewLead, Mr. Kallifidas served as general counsel for Fairport Shipping Limited/Commercial S. A. from July 2002 to November 2009. From August 1996 to June 2002, Mr. Kallifidas was a member of the in-house legal team of Dioryx Maritime Corporation/Liquimar Tankers Management Inc. Mr. Kallifidas received his undergraduate degree from the Law School of the Aristotle University of Thessaloniki in Greece and a Masters degree in Maritime Law from the University of Southampton in the United Kingdom. Mr. Kallifidas is admitted to practice before the Athens Bar Association.

Sozon A. Alifragis
Senior Vice President and Chief Commercial Officer

Sozon A. Alifragis has over a decade of experience in the maritime industry. He has served as Commercial Director of Grandunion Inc. as well as Director of Commercial Operations of Newfront Shipping S.A., Newlead Shipping S.A. and Stamford Navigation S.A. in charge of Commercial, Commercial Operations and Insurance and Claims Departments. Mr. Alifragis has also served in top management positions within Ceres Hellenic Shipping S.A. and has worked with Odfjell Tankers in Bergen and within the Commercial Operations Departments at Seachem Tankers in Houston. Mr. Alifragis holds a degree in Electrical and Computer Engineering from Aristotle University of Thessaloniki, Greece, an MSc. in Shipping Trade and Finance from City University, London and Postgraduate degree in Maritime Law from London Guildhall University. He is a member of the Technical Chamber of Greece as well as a member of INTERTANKO Insurance and Legal Committee. Since 2005, Mr. Alifragis has also been a Fellow Member of the Institute of Chartered Shipbrokers.

George Fragos
Chief Operating Officer

George Fragos has 20 years of shipping and shipmanagement experience with various vessel types including crude/product tankers, chemical carriers, bulk carriers, LNG tankers and passenger ships. Mr. Fragos joined Ceres Hellenic Shipping in 1990 as superintendent engineer and was promoted to senior and top management positions within the group and its affiliated companies. Mr. Fragos has served in such roles as Technical Manager and Technical Director of the passenger shipping company, Director of Newbuilding Projects, Marine Division Director, Fleet Director of Euronav Shipmanagement Hellas and Chief Executive Officer of Gaslog Investments. Mr. Fragos has also served on the Board of Ceres Hellas, Ceres LNG, and Egypt LNG. In 2007, Mr. Fragos became Director of the Tanker Division of Grandunion, as well as Managing Director of the tanker shipmanagement company within Grandunion Group. In 2008, he became the Chief Executive Officer of the affiliate tanker shipowning venture, Tankunion Inc. Mr. Fragos has previously been a member of INTECARGO Safety and Technical Committee and is presently a member of the Business Advisory Committee of Athens Laboratory of Business Administration’s “MBA in Shipping” program. Mr. Fragos graduated with a degree in Mechanical Engineering from the National Technical University of Athens.

B.	Compensation

We paid our officers and directors aggregate compensation of approximately $2,466,416 and $413,789 for the periods of January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively. In addition, share-based compensation costs for the periods of January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 were $792,809 and $783,073, respectively. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. These reimbursed amounts amounted to $6,987 and $42,283, respectively, for the periods of January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009.

On October 13, 2009, we entered into an employment agreement with Mr. Allan L. Shaw to employ him as our Chief Financial Officer. This agreement has an initial term of three years unless terminated earlier in accordance with the terms of such agreement. The initial term shall be automatically extended for successive one year terms unless we or Mr. Shaw gives notice of non-renewal at least 180 prior to the expiration of the initial term or such one year extension to the initial term. Under the employment agreement, Mr. Shaw is expected to receive an annual gross salary of $375,000. The Company will also pay Mr. Shaw a guaranteed bonus of $375,000 for the initial Performance Period (as defined in the agreement), such bonus shall be payable on or before January 5, 2011. Mr. Shaw was also granted 2,000,000 of our restricted common shares subject to applicable vesting periods, as mentioned below. Mr. Shaw has been granted 3,000,000 options at an exercise price of $1.65 subject to applicable vesting periods as mentioned below.

2005 Equity Incentive Plan

We adopted an equity incentive plan, which we refer to herein as the 2005 Equity Incentive Plan, under which our officers, key employees and directors are eligible to receive equity compensation awards. Our board of directors adopted an amendment to the plan on December 22, 2009 pursuant to which we have reserved a total of 7,000,000 common shares for issuance under the plan, of which 892,500 have been issued. Our board of directors administers the plan. Under the terms of the plan, our board of directors is able to grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value of the common share as of the date of grant. The plan also permits our board of directors to award other securities, including restricted and unrestricted shares, performance shares and share appreciation rights. All options will expire no later than ten years from the date of the grant. Unless terminated earlier pursuant to its terms, the plan will terminate ten years from the date it was adopted by the board of directors.

On January 31, 2009, and pursuant to the employment agreement dated July 23, 2008 of our former Chief Executive Officer Jeffrey O. Parry, 100,000 restricted share units under the 2005 Equity Incentive Plan, were converted into 100,000 fully vested restricted common shares.

In October 2009, we issued under the 2005 Equity Incentive Plan restricted common shares to Panagiotis Skiadas, George Xiradakis and Christopher Georgakis for a total of 87,500 shares, all of which were fully vested on October 13, 2009.

On October 13, 2009, an aggregate of 225,000 restricted common shares that were issued under the 2005 Equity Incentive Plan in October 2008 to all the then-directors (45,000 restricted common shares to each director of the Company) were fully vested.

On October 13, 2009, 20,000 restricted common shares that were issued under the 2005 Equity Incentive Plan to the former Chief Financial Officer of the Company in October 2008, were fully vested.

On October 13, 2009, as per Jeffrey O. Parry’s release agreement dated October 13, 2009, 300,000 options to purchase common shares of the Company granted pursuant to the Option Agreement dated July 23, 2008, were immediately and fully vested and remain exercisable through July 23, 2018.

In November 2009, we issued outside the 2005 Equity Incentive Plan, 2,000,000 restricted common shares to Allan L. Shaw, subject to the following vesting periods:

•	1,000,000 shares are scheduled to vest January 01, 2011; and

•	1,000,000 shares are scheduled to vest January 01, 2012.

On October 2009, pursuant to Mr. Shaw’s employment agreement, our Chief Financial Officer he was granted a one-time option share award to purchase 3,000,000 common shares at $1.65 per share exercisable through the fifth anniversary of the commencement date of his employment agreement. The options shall vest on an equal monthly basis on the last day of each month during the first thirty-six (36) months of the agreement term commencing October 31, 2009.

C.	Board Practices

Board Classes

Our board of directors currently consists of seven members. Directors are elected annually and serve until their successors are appointed or they resign, unless their office is earlier vacated in accordance with our bye-laws or with the provisions of the BCA. Each of the directors has served in his respective capacity since his election, which for all directors except Panagiotis Skiadas was October 13, 2009. Mr. Skiadas has served as a member of the board since June 2005. Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class III Directors expires at our annual meeting in 2010, the term of the Class II Directors expires at our annual meeting in 2011 and the term of the Class I Directors expires at our annual meeting in 2012. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term.

Committees of the Board of Directors

We have established an Audit Committee comprised of our three independent directors responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The current members of our audit committee are Messrs. Spyros Gianniotis (Chairman), Apostolos I. Tsitsirakis and Panagiotis Skiadas. We have also established a Compensation Committee comprised of three independent directors responsible for reviewing the compensation of our senior management, officers and board of directors. The current members of our Compensation Committee are Messrs. Apostolos I. Tsitsirakis, Spyros Gianniotis and Panagiotis Skiadas. We have also established a Governance and Nominating Committee. The current members of our Governance and Nominating Committee comprise Messrs. Panagiotis Skiadas, Apostolos I. Tsitsirakis and Spyros Gianniotis.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Please see the information contained under “Item 7B — Related Party Transactions” regarding transactions between us and any of our directors.

D.	Employees

See “Item 4 — Information on the Company — Business Overview — Crewing and Employees.”

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of the common shares of NewLead as of March 18, 2010, based on 79,453,821 common shares outstanding as of such date, by each of NewLead’s executive officers and directors.

Unless otherwise indicated, NewLead believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Amount and Nature	Percentage of
	of Beneficial	Outstanding
Name and Address of Beneficial Owner(1)	Ownership	Common Shares

Michail S. Zolotas(2)(3)(4)	227,074,655	92.3%
Nicholas G Fistes(3)(4)	33,874,655	42.6%
Allan L. Shaw(5)	2,000,000	2.5%
Masaaki Kohsaka	65,000	*
Spyros Gianniotis	65,000	*
Apostolos I. Tsitsirakis	65,000	*
Panagiotis Skiadas	185,000	*
Panagiotis Peter Kallifidas	*	*
George Fragos	*	*
Sozon Alifragkis	*	*
Directors and Executive Officers as a Group(2)(3)(4)	229,454,655	93.3%

*	Less than one percent

(1)	The business address of each of the individuals is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

(2)	Includes 166,533,333 common shares underlying the 7% Notes owned by Focus Maritime Corp., a Marshall Islands corporation. Focus Maritime is wholly-owned by Michail S. Zolotas. Focus Maritime’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece, 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion with the Securities and Exchange Commission (“SEC”) on October 22, 2009.

(3)	Includes 16,311,111 common shares owned by Grandunion Inc., a Marshall Islands corporation wholly-owned by Nicholas G. Fistes and Michail S. Zolotas, who each own 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 22, 2009.

(4)	Includes 17,563,544 common shares beneficially owned by Rocket Marine Inc. that is subject to a voting agreement with Grandunion, over which Grandunion has voting power. Rocket Marine Inc., a Marshall Islands corporation, is a wholly-owned subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation. Mons Bolin, the Company’s former Chief Executive Officer, President and member of the board of directors, and Captain Gabriel Petridis, the Company’s former Chairman, each own 50% of the issued and outstanding capital stock of Aries Energy Corporation. Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The principal business address for each of Aries Energy Corporation, Mr. Bolin and Cpt. Petridis is 18 Zerva Nap. Street, Glyfada, Athens Greece 166 75. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 16, 2009.

(5)	Does not include 3,000,000 common shares underlying options.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The following table sets forth information regarding the owners of more than 5% of our common shares, par value $0.01 per share, that we are aware of as of March 18, 2010. On March 18, 2010, there were

79,453,821 common shares outstanding. None of these shareholders have voting rights that differ from any other shareholder.

	Amount and Nature	Percentage of
	of Beneficial	Outstanding
Identity of Person or Group	Ownership	Common Shares

Focus Maritime Corp.(1)(2)	193,200,000	79.4%
Grandunion Inc.(3)(4)	33,874,655	42.6%
Michail S. Zolotas(1)(2)(3)(4)	227,074,655	92.3%
Nicholas G. Fistes(2)(4)	33,874,655	42.6%
Rocket Marine Inc.(5)	17,563,544	22.8%
S. Goldman Advisors, LLC(6)	7,500,000	9.2%
Investment Bank of Greece, S.A.(7)	5,133,000	6.3%

(1)	Focus Maritime Corp., a Marshall Islands corporation, is wholly-owned by Michail S. Zolotas. Focus Maritime’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion with the Securities and Exchange Commission (“SEC”) on October 22, 2009.

(2)	Includes 166,533,333 common shares underlying the 7% Notes.

(3)	Grandunion Inc., a Marshall Islands corporation, is wholly-owned by Nicholas G. Fistes and Michail S. Zolotas, who each own 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 22, 2009.

(4)	Includes 17,563,544 common shares beneficially owned by Rocket Marine Inc. that is subject to a voting agreement with Grandunion, over which Grandunion has voting power.

(5)	Rocket Marine Inc., a Marshall Islands corporation, is a wholly-owned subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation. Mons Bolin, the Company’s former Chief Executive Officer, President and member of the board of directors, and Captain Gabriel Petridis, the Company’s former Chairman, each own 50% of the issued and outstanding capital stock of Aries Energy Corporation. Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The principal business address for each of Aries Energy Corporation, Mr. Bolin and Cpt. Petridis is 18 Zerva Nap. Street, Glyfada, Athens Greece 166 75. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 16, 2009.

(6)	Includes 5,000,000 common shares underlying warrants. Beneficial ownership is shared by Sheldon Goldman, sole member of S. Goldman Advisors, LLC. The principal business address of S. Goldman Advisors, LLC and Mr. Goldman is 641 Lexington Avenue, 18th Floor, New York, NY, 10022. The foregoing information was derived from a Schedule 13D filed with the SEC on October 22, 2009.

(7)	Includes 5,000,000 common shares underlying warrants and 133,333 common shares underlying the 7% Notes. Represents shares owned by Investment Bank of Greece, S.A. (“IBG”), Marfin Egnatia Bank S.A. (“Marfin Egnatia”) and Marfin Popular Bank Public Co., Ltd. (“Marfin Popular”). Marfin Egnatia is deemed to beneficially own the foregoing shares as a result of its approximately 92% ownership of IBG and Marfin Popular is deemed to beneficially own such shares as a result of its approximately 97% ownership of Marfin Egnatia. The principal business address of IBG is 24B Kifissias Avenue, Maroussi, Athens Greece 151 25. The principal business address of Marfin Egnatiais 20 Mitropoleos Street and Komninon Street, Thessaloniki Greece 546 24. The principal business address of Marfin Popular is 154 Limassol Avenue, Nicosia, 2025, Cyprus. The foregoing information was derived from a Schedule 13G filed with the SEC on October 22, 2009.

During the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, the percentage ownership of Grandunion, Mr. Zolotas, Mr. Fistes, Rocket Marine and Focus Maritime all significantly changed compared to the same period in the fiscal year ended December 31, 2008. This change is due primarily to the transactions related to the recapitalization.

B.	Related Party Transactions

Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Grandunion Inc.

Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President, are the sole stockholder and the chairman and chief executive officer, respectively, of Grandunion. On October 13, 2009, Grandunion transferred 100% ownership in three dry bulk carriers, the China, the Australia and the Brazil (which transaction included assets with a carrying value of approximately $75.3 million and the assumption of a credit facility of $37.4 million, for a net value of $35.0 million) to the Company in exchange for 18,977,778 newly issued common shares of the Company.

As part of the same transaction, a voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 2,666,667 of the Company’s common shares to Rocket Marine, a company controlled by two of our former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 17,563,544 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

In addition, on October 13, 2009, the Company issued $145.0 million in aggregate principal amount of 7% convertible senior notes due 2015. The 7% Notes were issued pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp., a company controlled by Michail S. Zolotas, as purchasers. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 193.3 million newly issued common shares. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and the remainder ($144.9 million) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds are expected to be used to fund vessel acquisitions and for other general corporate purposes. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 26.67 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding as of March 18, 2010.

Technical and Commercial Management

Newlead Bulkers, a wholly-owned subsidiary of Grandunion, is a company that performs technical management of the Australia, the Brazil and the China under technical ship management agreements that can be cancelled with two-months notice. Newlead Bulkers took over technical management of the Australia from Stamford on March 1, 2010. Also on March 1, 2010, Newlead Bulkers took over technical management of the China and Brazil from Newfront Shipping, a company with common shareholding with Grandunion. Newlead Shipping, a wholly-owned subsidiary of Grandunion, has performed technical management of the Newlead Avra (formerly Altius) since February 14, 2010. This agreement can be cancelled with two-months notice.

AMT Management, a wholly-owned subsidiary of the Company, provided the technical management of the Nordanvind from November 2008 until January 16, 2010.

The commercial management for all our vessels is currently provided in-house. See “Item 5 — Operating and Financial Review and Prospects — Technical and Commercial Management of our Fleet” above for a current status of our fleet management.

Sozon A. Alifragis, the Company’s Senior Vice President and Chief Commercial Officer, is also Commercial Director of Grandunion as well as Director of Commercial Operations of Newfront Shipping, Newlead Shipping and Stamford.

During the fourth quarter of 2009, the Company entered into a non-binding Letter of Intent to acquire Newlead Shipping and six vessels, consisting of four dry bulk carriers and two product tankers, in a transaction valued at approximately $180.0 million, of which approximately $20.0 million will be paid through the issuance of common shares at a price no less than $2.25 per share, a premium of over 156% from the recent closing price of NewLead’s common shares. The balance of the purchase price will be paid through the assumption of existing liabilities. The transaction is subject to board approval and consents from existing creditors. It is anticipated the transaction will provide a meaningfully impact on operating results by the end of the second quarter of 2010.

Rocket Marine Inc.

In February 2010, we signed a Stock Purchase Agreement providing for the purchase of two geared, 80,000 dwt Kamsarmaxes from COSCO Dalian Shipyard Co., Ltd. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal stockholders, is one of the principals of the seller of these vessels. For more information, see “Item 5 — Operating and Financial Review and Prospects — Subsequent Events.”

Terra Stabile A.E.

We lease office space in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Chief Executive Officer and member of our board of directors. In November 2009, we entered into a 12-year lease agreement with the landowner.

Sea Breeze Ltd.

During the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, the Company paid brokerage fees of approximately $115,000 and $12,000, respectively, to Sea Breeze Ltd., a company owned by Mons S. Bolin, our former Chief Executive Officer.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings Against Us

From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Current legal proceedings of which we are aware are as follows:

•	The charterers of the vessel Newlead Avra (formerly Altius) notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)	Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo at New York in September 2007;

b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c)	Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.

•	The charterers of the Newlead Fortune (formerly Fortius) notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of Hydrogen Sulphide in the vessel’s tanks at two ports in the United States.

Other than as described above, we have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position.

Dividend Policy

On September 12, 2008, we determined to suspend payment of our quarterly dividend, effective immediately. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our fully revolving credit facility agreement, which we refer to as our credit agreement, and those created by Bermuda law.

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

The trading market for our common shares is the NASDAQ Global Market, on which the shares are listed under the symbol “NEWL”. The following table sets forth the high and low closing prices for our common shares since our initial public offering of common shares at $12.50 per share on June 3, 2005, as reported by the NASDAQ Global Market. The high and low closing prices for our common shares for the periods indicated were as follows:

	High	Low

For the Fiscal Year Ended December 31, 2006	$14.80	$9.07
For the Fiscal Year Ended December 31, 2007	$10.45	$5.91
For the Fiscal Year Ended December 31, 2008	$7.77	$0.31
For the Fiscal Year Ended December 31, 2009	$1.41	$0.36
For the Quarter Ended
March 31, 2008	$7.77	$5.22
June 30, 2008	$6.29	$4.75
September 30, 2008	$4.94	$2.05
December 31, 2008	$2.44	$0.31
March 31, 2009	$1.64	$0.32
June 30, 2009	$0.90	$0.36
September 30, 2009	$0.80	$0.58
December 31, 2009	$1.27	$0.75
For the Month
October 2009	$1.38	$0.73
November 2009	$1.24	$0.96
December 2009	$1.05	$0.90
January 2010	$0.96	$0.74
February 2010	$0.90	$0.68
March 2010 (through March 17, 2010)	$0.96	$0.81

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following description of our capital stock summarizes the material terms of our Memorandum of Association and our bye-laws. Under our Memorandum of Association, as amended, our authorized capital consists of 500 million preference shares, par value $0.01 per share and 1 billion common shares, par value of $0.01 per share.

Common shares

Our Memorandum of Association and bye-laws were amended on August 26, 2009 to increase the authorized share capital of the Company to 1,000,000,000 common shares, and 500,000,000 preference shares.

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

Treasury Shares

Our bye-laws were amended at our 2008 annual general meeting to allow our board of directors, at its discretion and without the sanction of a resolution of members, to authorize the acquisition by us of our shares, to be held as treasury shares. Our board of directors may, at its discretion and without the sanction of a resolution of Members, authorize the acquisition by us of our own shares, to be held as treasury shares, upon such terms as the board of directors may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the BCA. We shall be entered in the register of members as a shareholder in respect of the shares held by us as treasury shares and shall be our shareholder but subject always to the provisions of the BCA and for the avoidance of doubt we shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the BCA. Subject as otherwise provided in our bye-laws in relation to our shares generally, any of our shares held by us as treasury shares shall be at the disposal of the board of directors, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.

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

Blank Check Preference Shares

Under the terms of our bye-laws, subject to applicable legal or NASDAQ requirements, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500 million preference shares with such rights, preferences and privileges as our board may determine. Our board of directors may issue preference shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Shareholder Meetings

Under our bye-laws, annual meetings of shareholders will be held at a time and place selected by our board of directors each calendar year. Special meetings of shareholders may be called by our board of directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our bye-laws at least 15, but not more than 60, days’ notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders who will be eligible to receive notice and vote at the meeting.

Limited Actions by Shareholders

Any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by majority written consent without a meeting. Our bye-laws provide that, subject to certain exceptions and to the rights granted to shareholders pursuant to the BCA, only our board of directors may call special meetings of our shareholders and the business transacted at a special meeting is limited to the purposes stated in the notice for that meeting. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

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

Amendments to Bye-Laws

Our bye-laws require the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend, alter, change or repeal the following provisions in our bye-laws:

•	the classified board and director election and removal provisions;

•	the percentage of approval required for our shareholders to amend our bye-laws;

•	the limitations on business combinations between us and interested shareholders;

•	the provisions requiring the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend the foregoing provisions; and

•	the limitations on shareholders’ ability to call special meetings, subject to certain rights guaranteed to shareholders under the BCA.

•	The passing of written resolutions by majority consent of the shareholders.

These requirements make it more difficult for our shareholders to make changes to the provisions in our bye-laws that could have anti-takeover effects.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19.

•	Sixth Supplemental Agreement, dated June 24, 2009 between the Company and The Bank of Scotland relating to a Credit Agreement dated April 3, 2006. This revolving credit facility was refinanced and replaced by the Facility Agreement described in more detail in “Item 5 — Operating and Financial Review and Prospects.”

•	Securities Purchase Agreement, dated as of September 16, 2009 between Grandunion and the Company. Please read “Item 5 — Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement, dated October 13, 2009 among the Company, Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ).

•	Indenture, dated as of October 13, 2009 between the Company and Marfin Egnatia Bank S.A. (“Marfin Bank”). The 7% Notes were issued under this Indenture. Please read “Item 5 — Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Note Purchase Agreement, dated October 13, 2009 among the Company, each of the purchasers listed on the signature thereto, and Marfin Bank. Please read “Item 5 — Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	7% Convertible Senior Note Due 2015, dated October 13, 2009, made by the Company. Please read “Item 5 — Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Registration Rights Agreement, dated October 13, 2009 among Investment Bank of Greece, Focus Maritime Corp. and the Company. Please read “Item 5 — Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Financial Agreement, dated August 18, 2009 among Marfin Bank, Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd. This $37.4 million credit facility was assumed by the Company in October 2009 as part of the recapitalization. Please read “Item 5 — Operating and Financial Review and Prospects” for a summary of certain contract terms.

D.	Exchange controls

The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the issue of our common shares was obtained prior to the offering thereof.

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

Subject to the foregoing, there are no limitations on the rights of owners of our common shares to hold or vote their shares. Because the Company has been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares, other than in respect of local Bermuda currency.

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

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in “Item 4 — Information on the Company” above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to NewLead Holdings Ltd. and its subsidiaries on a consolidated basis.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, a foreign corporation will be exempt from United States federal income taxation on its U.S.-source shipping income if:

(1)	it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” to corporations organized in the United States in respect of such category of the shipping income for which exemption is being claimed under Section 883 and which we refer to as the “Country of Organization Test”; and

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

The Country of Organization Test is satisfied since we are incorporated in Bermuda, and each of our subsidiaries is incorporated in the Bermuda, the Marshall Islands, or Liberia, all of which are qualified foreign countries in respect of each category of Shipping Income we currently earn and expect to earn in the future. Therefore, we and our subsidiaries are exempt from United States federal income taxation with respect to our U.S.-source shipping income as we and each of our subsidiaries meet either of the 50% Ownership Test or the Publicly Traded Test. Under a special attribution rule of Section 883, each of our Subsidiaries is deemed to have satisfied the 50% Ownership Test if we satisfy such test or the Publicly Traded Test. Due to the widely-held nature of our common shares, we may have difficulty satisfying the 50% Ownership Test.

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

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our shares are not to be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of our outstanding common shares, which we refer to as the “5 Percent Override Rule.”

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

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

For purposes of determining whether we are a passive foreign investment company, we are treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

We file annual reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street,

N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.newleadholdings.com.

I.	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

Prior to the refinancing of our then-existing credit facility, our debt obligations under the then-existing facility agreement bore interest at LIBOR plus a margin approximately ranging from 0.276% to 1.5% per annum. With the recapitalization and refinancing of the Facility Agreement, the new covenants put in place (excluding working capital and minimum liquidity covenants) under the Facility Agreement will become effective in a period ranging from 30 to 36 months from the execution of the Facility Agreement. However, increasing interest rates could adversely affect our future profitability.

On July 5, 2006, we entered into interest rate swaps with five banks on identical terms. These five swaps have an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, we pay a fixed interest rate of 5.63% per annum on a total of $100.0 million of our long-term debt.

On April 3, 2008, we entered into a floored swap transaction with one bank and a simultaneous swap and cap transaction with another bank. These two synthetic swaps have an effective date of April 3, 2008 and maturity dates of April 3, 2011 and April 4, 2011, respectively. Under the terms of the floored swap agreement, we pay a fixed interest rate of 4.285% per annum on a total of $23.3 million of our long term debt. Under the terms of the swap and cap transactions, we pay a fixed interest rate of 4.14% on a total of $23.3 million of our long-term debt and we have limited our interest rate exposure to 4.14% on an additional amount of $23.3 million.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.3 million in our interest expense on the unhedged element of drawings under the terms of our original credit facility for the year ended December 31, 2009.

In connection with the recapitalization, we entered into an interest rate swap with Marfin Egnatia Bank. This swap has an effective date of September 2, 2009 and a maturity date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on a total of $37.4 million of our long-term debt.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur a portion of our general and administrative costs, in other currencies, primarily Euros.

We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency in anticipation of our future requirements in an effort to manage foreign exchange risk. During the year ended December 31, 2009, the value of the U.S. dollar reached highs of $1.51 and lows of $1.26 compared to the Euro, and as a result, an adverse or positive movement could increase or decrease operating and general and administrative expenses. During the the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, the effect was minimal.

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

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2009, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. The Company further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

(c)	Attestation report of the independent registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm, as stated in their report which appears herein.

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

We have established an audit committee comprised of three members, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Market that are applicable to us. The members of the audit committee are Messrs. Spyros Gianniotis, Apostolos I. Tsitsirakis and Panagiotis Skiadas. Mr. Gianniotis serves as the “audit committee financial expert” as defined in the instructions to Item 16.A. in the Form 20-F.

Item 16B.	Code of Ethics

As a foreign private issuer, we are exempt from the rules of the NASDAQ Global Market that require the adoption of a code of ethics. However, we have voluntarily adopted a code of ethics that applies to our principal executive officer, principal financial officer and persons performing similar functions. We will provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the Company at 83 Akti Miaouli & Flessa Str., 185 38 Piraeus Greece, Attn: Corporate Secretary.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years ended December 31, 2009 and 2008 were PricewaterhouseCoopers S.A. Our audit fees for 2009 and 2008 were $300,000 and $532,500, respectively.

Audit-Related Fees

We did not incur audit-related fees for 2009 and 2008.

Tax Fees

We did not incur tax fees for 2009 or 2008.

All Other Fees

We did not incur any other fees for 2009 or 2008.

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases

None.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

•	We have a board of directors with a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with NASDAQ corporate governance requirements. We are not required under Bermuda law to maintain a board of directors with a majority of independent directors, and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent directors.

•	We have a Governance and Nominating committee comprised of independent directors that is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to the board and board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bye-laws.

•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors at the first meeting of the board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

•	In lieu of obtaining shareholder approval prior to the issuance of securities, we were required to obtain the consent of the Bermuda Monetary Authority as required by Bermuda law before we issued securities. We have obtained blanket consent from the Bermuda Monetary Authority. If we choose to issue additional securities, we will not be required to obtain any further consent so long as our common shares are listed.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bermuda law. Consistent with Bermuda law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bye-laws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bye-laws also provide that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item, together with the related report of PricewaterhouseCoopers S.A. thereon, is filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Memorandum of Association of NewLead Holdings Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on September 30, 2009 and hereby incorporated by reference.)
1.2	Certificate of Incorporation on Change of Name (Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K, filed on January 8, 2010 and hereby incorporated by reference.)
1.3	Amended and Restated Bye-laws of the Company (Previously filed as Exhibit 3.1 to the Company’s Report on Form 6-K, filed on January 27, 2010 and hereby incorporated by reference.)
2.1	Indenture, dated as of October 13, 2009 between the Company and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
2.2	Form of Note Purchase Agreement, dated October 13, 2009 among the Company, each of the purchasers listed on the signature thereto, and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
2.3	Form of 7% Convertible Senior Note Due 2015, dated as of October 13, 2009, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
2.4	Warrant Certificate, dated October 13, 2009 from the Company to Investment Bank of Greece (Previously filed as Exhibit 99.8 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.1	Form of Equity Incentive Plan (Previously filed as Exhibit 10.6 to the Company’s 10.6 to the Company’s registration statement on Form F-1/A (Registration No. 333-124952) and hereby incorporated by reference.)
4.2	Amendment to Equity Incentive Plan (Previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)
4.3	Fifth Supplemental Agreement, dated June 11, 2008 between the Company and The Bank of Scotland relating to the Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed on June 30, 2008 and hereby incorporated by reference.)
4.4	Sixth Supplemental Agreement, dated June 24, 2009 between the Company and The Bank of Scotland relating to a Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)
4.5	$145 Million Convertible Bond Commitment Letter, dated July 15, 2009 between Investment Bank of Greece and the Company (Previously filed as Exhibit 99.F to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.6	Financial Agreement, dated August 18, 2009 among Marfin Bank, Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 27, 2010 and hereby incorporated by reference.)

4.7		Securities Purchase Agreement, dated September 16, 2009 between Grandunion Inc. and the Company (Previously filed as Exhibit 99.D to the Schedule 13D (Amendment No. 1) of Grandunion Inc. and Focus Maritime Corp., filed on October 22, 2009 and hereby incorporated by reference.)
4.8		Voting Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.B to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.9		Lock-Up Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.C to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.10		Lock-Up Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.D to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.10		Lock-Up Agreement, dated September 16, 2009 between Grandunion Inc. and the Company (Previously filed as Exhibit 99.E to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.11		Facility Agreement, dated October 13, 2009 among the Company, Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) (Previously filed as Exhibit 99.5 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.12		Warrant Purchase Agreement, dated October 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.6 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.13		Warrant Agreement, dated October 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.7 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.14		Registration Rights Agreement, dated October 13, 2009 among Investment Bank of Greece, Focus Maritime Corp. and the Company (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.15		Registration Rights Agreement, dated October 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4	.16*	$80 Million Secured Senior and Junior Term Loan Facility Commitment Letter, dated February 19, 2019 between Bank of Scotland and the Company, as guarantor
8	.1*	List of Subsidiaries
12	.1*	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer.
12	.2*	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer.
13	.1*	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13	.2*	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail S. Zolotas
Name:     Michail S. Zolotas

Title:	Chief Executive Officer

March 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries (the “Company”) (Successor) at December 31, 2009 and the results of their operations and their cash flows for the period from October 14, 2009 to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2009 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

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

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in 2009.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries (the “Company”) (Predecessor) at December 31, 2008, and the results of their operations and their cash flows for the period from January 1, 2009 to October 13, 2009 and for each of the two years the in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 18, 2010

NEWLEAD HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars except share amounts)

		Successor	Predecessor
		As of December 31,	As of December 31,
	Notes	2009	2008
ASSETS
Current assets
Cash and cash equivalents	2	$106,255	$4,009
Restricted cash	5	403	8,510
Trade receivables, net	2	4,572	2,533
Other receivables		496	2,289
Inventories	6	3,085	1,224
Prepaid expenses		1,082	967
Back log asset	13	5,528	—
Due from managing agent	21	—	160
Due from related parties		—	49

Total current assets		121,421	19,741

Restricted cash	5	9,668	—
Assets held for sale	7	8,250	—
Vessels and other fixed assets, net	7	253,115	296,463
Deferred charges, net	8	6,831	1,573

Total non-current assets		277,864	298,036

Total assets		$399,285	$317,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	11	$14,240	$223,710
Accounts payable, trade	9	11,048	3,601
Accrued liabilities	10	16,957	7,776
Deferred income		226	1,807
Derivative financial instruments	17	9,687	12,451
Deferred charter revenue	13	—	2,144
Due to managing agent	21	2,054	—

Total current liabilities		54,212	251,489

Derivative financial instruments	17	7,407	—
7% convertible senior notes, net	12	41,430	—
Deferred income		730
Deferred charter revenue	13	—	772
Long-term debt	11	223,030	—

Total non-current liabilities		272,597	772

Total liabilities		326,809	252,261

Commitments and contingencies	19	—	—
Shareholders’ equity
SUCCESSOR
Preference Shares, $0.01 par value, 500 million shares authorized, none issued
Common Shares, $0.01 par value, 1 billion shares authorized, 79.4 million shares issued and outstanding as of December 31, 2009		794
PREDECESSOR
Preference Shares, $0.01 par value, 30 million shares authorized, none issued
Common Shares, $0.01 par value, 100 million shares authorized, 29.0 million shares issued and outstanding as of December 31, 2008			290
Additional paid-in capital		109,554	113,787
Accumulated deficit	15	(37,872)	(48,561)

Total shareholders’ equity		72,476	65,516

Total liabilities and shareholders’ equity		$399,285	$317,777

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts)

		Successor	Predecessor
		October 14, 2009	January 1, 2009	Year Ended	Year Ended
		to	to	December 31,	December 31,
	Notes	December 31, 2009	October 13, 2009	2008	2007

OPERATING REVENUES	16	$14,096	$33,564	$56,519	$55,774
EXPENSES:
Commissions	21	(407)	(769)	(689)	(551)
Voyage expenses		(4,634)	(8,574)	(6,323)	(2,713)
Vessel operating expenses	21	(6,530)	(22,681)	(19,798)	(17,489)
General & administrative expenses	21	(12,025)	(8,366)	(7,816)	(5,278)
Depreciation and amortization expenses	7	(4,844)	(11,813)	(15,040)	(14,029)
Impairment loss	2	—	(68,042)	—	—
Management fees		(315)	(900)	(1,404)	(1,243)

		(28,755)	(121,145)	(51,070)	(41,303)

Net operating (loss) / income		(14,659)	(87,581)	5,449	14,471
OTHER INCOME / (EXPENSES), NET:
Interest & finance expense, net	11	(23,996)	(10,928)	(15,741)	(16,966)
Interest income		236	9	232	630
Other income / (expense), net		—	40	2	(11)
Change in fair value of derivatives	17	2,554	3,012	(6,515)	(4,060)

Total other expenses, net		(21,206)	(7,867)	(22,022)	(20,407)

Net loss from continuing operations		(35,865)	(95,448)	(16,573)	(5,936)

Net loss from discontinued operations	22	(2,007)	(30,316)	(23,255)	(2,797)

Net loss		$(37,872)	$(125,764)	$(39,828)	(8,733)

Loss per share:
Basic and diluted
Continuing operations		$(0.53)	$(3.32)	$(0.58)	(0.21)

Discontinued operations		$(0.03)	$(1.05)	$(0.81)	(0.10)

Total		$(0.56)	$(4.37)	$(1.39)	(0.31)

Weighted average number of shares:
Basic and diluted		67,067,239	28,750,295	28,634,186	28,478,850

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(All amounts expressed in thousands of U.S. dollars)

		Common
		Shares
		(Number of		Additional		Total
		Shares in	Share	Paid-in	Accumulated	Shareholders’
	Notes	Thousands)	Capital	Capital	Deficit	Equity

Balance at December 31, 2006 (Predecessor)		28,417	$284	$132,304	$—	$132,588
Net loss		—	—	—	(8,733)	(8,733)
Issuance of common shares	14	200	2	—	—	2
Share-based compensation	14	—	—	1,232	—	1,232
Dividends paid	15	—	—	(17,970)	—	(17,970)

Balance at December 31, 2007 (Predecessor)		28,617	286	115,566	(8,733)	107,119
Net loss		—	—	—	(39,828)	(39,828)
Issuance of common shares	14	345	4	—	—	4
Share-based compensation	14	—	—	1,083	—	1,083
Dividends paid	15	—	—	(2,862)	—	(2,862)

Balance at December 31, 2008 (Predecessor)		28,962	290	113,787	(48,561)	65,516
Net loss		—	—	—	(125,764)	(125,764)
Issuance of common shares	14	88	1	—	—	1
Share-based compensation	14	—	—	793	—	793

Balance at October 13, 2009 (Predeccessor)		29,050	$291	$114,580	$(174,325)	$(59,454)

Change in control — basis adjustment	4	—	—	(164,014)	174,325	10,311
Contribution of vessels	4	18,978	189	34,808	—	34,997
Beneficial conversion feature on the 7% convertible senior notes	12	—	—	100,536	—	100,536
Conversion of the 7% convertible senior notes ($20m)		26,667	267	19,733	—	20,000
Net loss		—	—	—	(37,872)	(37,872)
Share-based compensation	14	4,680	47	3,911	—	3,958

Balance at December 31, 2009 (Successor)		79,375	$794	$109,554	$(37,872)	$72,476

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. dollars)

		Successor	Predecessor
		October 14, 2009	January 1, 2009	Year Ended	Year Ended
		to	to	December 31,	December 31,
	Notes	December 31, 2009	October 13, 2009	2008	2007
Cash flows from operating activities:
Net loss		$(37,872)	$(125,764)	$(39,828)	$(8,733)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation and amortization	7,13	3,656	17,368	30,493	37,138
Impairment loss		—	91,601	30,075	—
Provision for doubtful receivables		—	292	1,018	—
Amortization and write-off of deferred financing costs	8	1,391	555	1,333	1,308
Amortization of deferred charter revenue		—	(1,694)	(8,115)	(6,010)
Amortization of back log asset		1,992	—	—	—
Amortization of the beneficial conversion feature	12	17,000	—	—	—
Change in fair value of derivative financial instruments	17	(2,554)	(3,012)	6,515	4,060
Payments for dry-docking / special survey costs		(1,040)	(4,306)	(2,159)	(6,144)
Share-based compensation	14	3,958	793	1,083	1,232
Warrants compensation expense	17	3,940	—	—	—
Loss / (Gain) on sale of vessels		—	5,584	(13,569)	—
Restricted cash	5	—	6,612	—	—
Changes in assets and liabilities	18	3,660	8,026	(3,945)	(5,270)

Net cash (used in)/ provided by operating activities		(5,869)	(3,945)	2,901	17,581

Cash flows from investing activities:
Vessel acquisitions/ additions		—	—	—	(399)
Other fixed asset acquisitions		—	(63)	(27)	(37)
Restricted cash		—	—	1,548	(1,572)
Vessels disposals		—	2,279	59,562	—

Net cash provided by/ (used in) investing activities		—	2,216	61,083	(2,008)

Cash flows from financing activities:
Principal repayments of long-term debt	11	(57,400)	(2,280)	(61,090)	—
Proceeds from long-term debt	11	35,840	—	—	—
Proceeds from 7% convertible senior notes, net	12	140,718	—	—	—
Restricted cash	5	(8,173)	—	(8,471)	3,227
Shareholders contribution		1,139	—	—	—
Proceeds from issuance of capital shares		—	—	4	2
Dividends paid		—	—	(2,862)	(17,970)

Net cash provided by/ (used in) financing activities		112,124	(2,280)	(72,419)	(14,741)

Net increase/ (decrease) in cash and cash equivalents		106,255	(4,009)	(8,435)	832
Cash and cash equivalents
Beginning of year		—	4,009	12,444	11,612

End of year		$106,255	$—	$4,009	$12,444

Supplemental cash flow information:
Interest paid		$663	$13,140	$13,453	$23,211

Supplemental Cash Flow information

(1)	As a result of the change in control the predecessor assets and liabilities were adjusted to fair value on October 13, 2009, which amounted to an increase of $10,311, in shareholders’ equity (see note 4).

(2)	Contribution of the Grandunion Inc. vessels amounting to $75,289 in vessels and $37,400 in Long-term debt (see note 4).

(3)	Issuance of warrants related to financing costs amounting to $3,940 (see note 2).

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

1.	ORGANIZATION

NewLead Holdings Ltd.  (the “Company” or “NewLead”) was incorporated on January 12, 2005 under the name “Aries Maritime Holdings Limited” and on December 21, 2009, the Company changed its name to NewLead Holdings Ltd.

On October 13, 2009, the Company announced an approximately $400,000 recapitalization, which resulted in Grandunion Inc. (“Grandunion”) acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 18,977,778 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 2,666,667 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As at December 31, 2009, Grandunion owned approximately 21% of the Company and, as a result of the voting agreement, controls the vote of approximately 43% of the Company’s outstanding common shares.

In connection with the recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 193.3 million newly issued common shares. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015. The remainder ($144,900) is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 26.7 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at December 31, 2009 owns approximately 34% of the Company’s outstanding common shares.

The new management of the Company is led by Nicholas G. Fistes as Executive Director (Chairman), Michail S. Zolotas as Executive Director (Deputy Chairman), President and Chief Executive Officer, and Allan L. Shaw as Executive Director and Chief Financial Officer. The new management team intends to build the technical and commercial group of the Company and incorporate the Company’s existing team into their operations.

The Company’s principal business is the acquisition and operation of vessels. NewLead conducts its operations through the vessel-owning Companies whose principal activity is the ownership and operation of product tankers and dry bulk vessels that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and shareholders’ equity at and for each period since their respective incorporation dates.

As of December 31, 2009, NewLead’s subsidiaries included in these consolidated financial statements are as follows:

				Successor	Predecessor
		Country of		Periods that	Periods that
Company Name		Incorporation	Vessel Name	vessel operates	vessel operates
1.	Land Marine S.A.	Marshall Islands	M/T High Land	10/14 /2009-12/31/2009	03/07/2003 – 10/13/2009
2.	Rider Marine S.A.	Marshall Islands	M/T High Rider	10/14 /2009 – 12/31/2009	03/18/2003 – 10/13/2009
3.	Ostria Waves Ltd.	Marshall Islands	M/T Ostria	10/14 /2009 – 12/31/2009	05/25/2004 – 10/13/2009
4.	Altius Marine S.A.	Marshall Islands	M/T Altius(1)	10/14 /2009 – 12/31/2009	06/24/2004 – 10/13/2009
5.	Fortius Marine S.A.	Marshall Islands	M/T Fortius(2)	10/14 /2009 – 12/31/2009	08/02/2004 – 10/13/2009
6.	Vintage Marine S.A.	Marshall Islands	M/T Arius(3)	—	08/05/2004 – 06/11/2008
7.	Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	10/14 /2009 – 12/31/2009	12/09/2004 – 10/13/2009
8.	Chinook Waves Corporation	Marshall Islands	M/T Chinook(4)	10/14 /2009 – 12/31/2009	11/30/2005 – 10/13/2009
9.	Compass Overseas Ltd.	Bermuda	M/T Stena Compass	10/14 /2009 – 12/31/2009	02/14/2006 – 10/13/2009
10.	Compassion Overseas Ltd.	Bermuda	M/T Stena Compassion	10/14 /2009 – 12/31/2009	06/16/2006 – 10/13/2009
11.	Santa Ana Waves Corporation	Marshall Islands	—	10/14 /2009 – 12/31/2009	—
12.	Makassar Marine Ltd.	Marshall Islands	M/V Saronikos Bridge(5)	10/14 /2009 – 12/31/2009	7/15/2005 – 10/13/2009
13.	Seine Marine Ltd.	Marshall Islands	M/V MSC Seine(6)	10/14 /2009 – 12/31/2009	6/24/2005 – 10/13/2009
14.	Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope(7)	—	7/26/2004 – 06/29/2009
15.	Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V Energy 1(8)	—	4/28/2004 – 06/02/2008
16.	Dynamic Maritime Co.	Marshall Islands	M/V MSC Oslo(9)	—	6/1/2004 – 04/30/2008
17.	Australia Holdings Ltd.	Liberia	M/V Australia	10/14 /2009 – 12/31/2009	—
18.	Brazil Holdings Ltd.	Liberia	M/V Brazil	10/14 /2009 – 12/31/2009	—
19.	China Holdings Ltd.	Liberia	M/V China	10/14 /2009 – 12/31/2009	—
20.	AMT Management Ltd.	Marshall Islands	—	—	—
21.	Aries Maritime (US) LLC	United States	—(10)	—	—
22.	Abroad Consulting Ltd.	Marshall Islands	—(11)	—	—

(1)	M/T Altius was renamed to Newlead Avra on February 14, 2010.

(2)	M/T Fortius was renamed to Newlead Fortune on March 11, 2010.

(3)	M/T Arius was sold on June 11, 2008.

(4)	A memorandum of agreement (MOA) for the sale of the M/T Chinook was signed on February 18, 2010.

(5)	M/V Saronikos Bridge was sold on January 7, 2010.

(6)	M/V MSC Seine was sold on January 20, 2010.

(7)	M/V Ocean Hope was sold on June 29, 2009.

(8)	M/V Energy 1 was sold on June 2, 2008.

(9)	M/V MSC Oslo was sold on April 30, 2008.

(10)	Aries Maritime (US) LLC was incorporated on October 23, 2008, as a representative office in the United States.

(11)	Abroad Consulting Ltd. was incorporated on November 13, 2009.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying consolidated financial statements are prepared in accordance with accounting principals generally accepted in the United States of America (US GAAP).

The financial statements for the periods prior to October 14, 2009, as labelled “Predecessor”, reflect the consolidated financial position, results of operations and cash flows of the twelve vessel-owning subsidiaries of NewLead.

The financial statements for the period from October 14, 2009 to December 31, 2009, as labelled “Successor”, reflect the consolidated financial position, results of operations and cash flows of the successor Company. These consolidated financial statements have been presented using the step-up basis of the predecessor 11 vessel-owning subsidiaries and the historical basis of the three vessel-owning subsidiaries contributed by Grandunion.

Principles of Consolidation:

The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

All inter-company transaction balances and transactions have been eliminated upon consolidation.

Use of Estimates:

The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Foreign Currency Transactions:

The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the Company’s subsidiaries are maintained in U.S. dollars. Transactions involving other currencies during a period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents:

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents. As of December 31, 2009, total cash and cash equivalents amounted to approximately $106,255, which includes the proceeds of the 7% Notes received as a result of the recapitalization on October 13, 2009. These funds are to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness.

Restricted Cash:

Restricted cash includes cash collateralized, retention accounts, which are used to fund the debt service payments coming due in accordance with the facility agreement, as well as, the minimum liquidity required under the facility agreement. The funds can only be used for the purposes of interest payments and loan repayments.

Trade Receivables, Net and Other Receivables:

The amount shown as trade receivables, net includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2009, 2008 and 2007 amounted to $1,150, $858 and $0, respectively. The 2009 movement includes a write off of $292 during the period from January 1, to October 13, 2009. This relates to continuing and discontinued operations. Other receivables relates to claims for hull and machinery and loss of hire insurers.

Inventories:

Inventories, which comprise bunkers, lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value as determined using the first in first out method.

Vessels and Other Fixed Assets, net:

Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred. Pursuant to the recapitalization on October 13, 2009, the Company’s predecessor vessels were adjusted to fair value (see note 4).

The component of each new vessel’s initial capitalized cost that relates to dry-docking and special survey calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

docking and special survey, is treated as a separate component of the vessel’s cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs.

Vessels’ depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Company’s vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

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

Assets held for sale/Discontinued operations:

Long-lived assets are classified as “Assets held for sale” when the following criteria are met: management has committed to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. Assets held for sale are stated net of cost and accumulated depreciation, as well as, capitalized cost of dry-docking and special survey and accumulated amortization. During the period October 14, 2009 to December 31, 2009 the Company discontinued its container operations by committing to sell its remaining two container vessels and exiting from the market. As of December 31, 2009 and 2008, the transfer to assets held for sale, net totaled to $8,250 and $0, respectively.

The Company reports discontinued operations when the operations and cash flows of a component, usually a vessel, have been (or will be) eliminated from the ongoing operations of the Company, and the Company will not have any significant continuing involvement in the operations of the component after its disposal. All assets held for sale are considered discontinued operations for all periods presented.

Accounting for Special Survey and Dry-docking Costs:

The Company’s vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

Impairment of Long-lived Assets:

The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

As of September 30, 2009, the Company concluded that events and circumstances had changed that may indicate the existence of potential impairment of its long-lived assets. As a result, the Company performed an impairment assessment of long-lived assets. The significant factors and assumptions the Company used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) historical average time charter rates, (c) current market conditions and, the respective vessel’s ages as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience of the shipping industry.

The Company’s assessment included its evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue. The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods.

The Company’s impairment analysis as of December 31, 2009 did not result in an impairment loss. During the periods from January 1, 2009 to October 13, 2009, the Company recorded an impairment loss of $68,042 from continuing operations and $23,559 from discontinued operations. During the year ended December 31, 2008, the Company recorded an impairment loss of $30,075, which relates to discontinued operations. There was no impairment loss for the year ended December 31, 2007.

Backlog asset / Deferred charter revenue:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time or bareboat charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as a back log asset; otherwise, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the remaining period of the time or bareboat charters acquired.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Provisions:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”) in accounting for contingencies, as interpreted by the FASB-issued guidance “reasonable estimation of the amount of a loss”, if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See note 18 “Commitments and Contingencies” for further discussion.

The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the clubs.

Financing Costs:

Fees incurred for obtaining new debt or refinancing existing debt are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to debt repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing debt continue to be amortized over the remaining term of the new debt where there is a modification of the debt. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old debt is written off and included in the debt extinguishment gain or loss.

Interest Expense:

Interest costs are expensed as incurred and include interest on loans, financing costs, amortization and write-offs and beneficial conversion feature. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses:

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned rateably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo.

Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.

Deferred income represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

Voyage Expenses:

Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions.

Vessel Operating Expenses:

Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications.

Insurance Claims:

claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the accounting guidance for contingencies based on the Company’s historical experience and the shipping industry practices. These claims are included in the consolidated balance sheet line item “Other current assets”.

Pension and Retirement Benefit Obligations-Crew:

The crew on board the companies’ vessels serve in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

Repairs and Maintenance:

Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Financial Instruments:

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

The Company has entered into various interest rate swap agreements (see note 17) that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of operations, respectively.

Share-based Compensation:

The standard requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

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

Warrants:

The Company initially measures warrants at fair value. If warrants meet accounting criteria for equity classification then there is no other measurement subsequent to their issue. If based on their contractual terms warrants need to be recorded as derivative liabilities they are remeasured to fair value at each reporting period with changes recognised in the statement of operations.

Segment Reporting:

The Company accounts for its segments in accordance with the FASB-issued guidance which establishes disclosures about segments of an enterprise and related information and requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting, management structure and after the transfer of the three dry bulk vessels, the Company now has two reportable segments: Wet Operations (consisting of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks) and Dry Operations (consists of transportation and handling of bulk cargoes through ownership, operation and trading of vessels).

Loss per Share:

The Company has presented loss per share for all periods presented based on the weighted average number of its outstanding common shares at the reported periods. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net loss per share.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value

In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for the Company for the fiscal year beginning January 1, 2009 and did not have a material effect on its condensed consolidated financial statements.

In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance was effective for the Company and did not have a material impact on the consolidated financial statements of the Company.

Accounting for Business Combinations

The Company adopted new U.S. GAAP guidance related to business combinations beginning in its first quarter of fiscal year 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its condensed consolidated financial statements; however, it will impact the accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Determination of the Useful Life of Intangible Assets

The Company adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal year 2009. The adoption of this guidance did not have a significant impact on the Company’s condensed consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S. GAAP.

Interim Disclosure about Fair Value of Financial Instruments

In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require an entity to provide disclosures about fair value of financial instruments in interim financial information (“Fair Value Disclosure Amendment”). The Fair Value Disclosure Amendment requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

The Fair Value Disclosure Amendment became effective for the Company and its adoption did not have a significant effect on its financial position, results of operations, or cash flows.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2011, with earlier adoption prohibited. The Company does not expect the impact of this guidance to be material to its consolidated financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

This new guidance will be effective for the Company beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. The Company does not expect the impact of this new guidance to be material to its consolidated financial statements.

FASB Accounting Standards Codification

In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Company in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s condensed consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on the Company’s consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Subsequent Events

In May 2009, the FASB issued additional guidance related to subsequent events (formerly SFAS No. 165, “Subsequent Events”). This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for fiscal years and interim periods ended after June 15, 2009 and is applied prospectively. The adoption of this guidance during the year ended December 31, 2009 did not have a material impact on the Company’s consolidated financial statements.

4.	RECAPITALIZATION

On October 13, 2009, the Company consummated all of the following transactions simultaneously in connection with the approximately $400,000 recapitalization of the Company, as described below:

•	Grandunion transferred 100% ownership in three dry bulk carriers (which transaction included assets with a carrying value of approximately $75,289 and the assumption of a credit facility of $37,400, for a net value of approximately $35,000) to the Company in exchange for 18,977,778 newly issued common shares of the Company. These three vessels and other related assets and liabilities have been recorded at Grandunion historical cost since control over the vessels and other related assets and liabilities have not changed. The details of the three new dry bulk vessels and their related charters are set forth in the below table:

Name	Type	DWT	Charter-out rate per day (net)	Charter Term (years)

China	Capesize	135,364	$12.75	Through March 2017 (maximum option)
Australia	Capesize	172,972	$20.39	Through January 2012 (maximum option)
Brazil	Capesize	151,738	$28.98 1st/2nd year $26.18 balance years, all plus profit sharing above $26.60.	February 2015

•	A voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 2,666,667 of the Company’s common shares to Rocket Marine, a company controlled by two of the Company’s former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 17,563,544 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

•	The Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015, referred to herein as the “7% Notes”. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 193.3 million newly issued common shares. The Investment Bank of Greece owns $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015. The remainder ($144,900) is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Executive Officer. The proceeds of the 7% Notes were used in part to repay, in an amount of $20,000, a portion of existing indebtedness and the remaining proceeds are expected to be used to fund vessel acquisitions and for other general corporate purposes. In November 2009, $20,000 of the 7% Notes were converted into approximately 26.7 million common shares. The $125,000 outstanding principal amount of our 7% Notes is reflected as $41,430 on our December 31, 2010 balance sheet due to the netting impact of a beneficial conversion feature (discount) described in Note 12.

•	The Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, dated October 13, 2009, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.

•	The Company assumed a $37,400 credit facility in relation to the three vessels transferred to it as part of the recapitalization. The $37,400 credit facility is payable in 20 consecutive quarterly instalments of $1,560 and a $6,200 repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. As of December 31, 2009, the outstanding balance was $35,840. Subsequent to the year end, the facility was repaid in full. The Company pays a 1% commitment fee on the undrawn amount.

The transaction was recorded as follows:

1. The transfer of the three vessels to NewLead from Grandunion is accounted for as an asset acquisition and at historical book value, since control over the vessels has not changed.

2. Since control over the predecessor assets and liabilities changed, those assets and liabilities are reflected at fair value as of the transaction date. The excess of the purchase price over the fair value of the assets acquired was recorded in shareholders equity.

The basis adjustments, presented in the following table, result from the Company’s assessment of the estimated fair market values for each vessel, obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the change of control date of October 13, 2009.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

The following table shows the roll forward of the balance sheet of NewLead (Predecessor) as of October 13, 2009 to NewLead (Successor) on October 13, 2009 and is being presented solely to reflect the change of control and contribution from Grandunion:

	October 13, 2009	October 13, 2009

	Predecessor	Successor
					Contributions
					from
				Value of	Grandunion			Post
				Assets	(at historical	Financing		Recapitalized
	Carrying	Basis		and Liabilities	basis)	Activities		Carrying
	Value	Adjustments		Acquired	(5)	(7)		Values
	A	B		C=A+B	D	E		F=C+D+E
Cash and cash equivalents	$—	$—		$—	$1,139	$131,544	(8)	$132,683
Restricted cash	1,898	—		1,898	—	(1,498	)(7)	400
Trade receivables, net	3,721	—		3,721	—	—		3,721
Other receivables	584	—		584	—	—		584
Inventories	2,713	—		2,713	262	—		2,975
Prepaid expenses	1,102	—		1,102	—	—		1,102
Backlog asset	—	7,520	(2)	7,520	—	—		7,520

Total current assets	10,018	7,520		17,538	1,401	130,046		148,985
Vessels and other fixed assets, net	185,813	2,587	(1)	188,400	75,289	—		263,689
Restricted cash	—	—		—	—	10,672	(7)	10,672
Deferred charges, net	1,018	(1,018	)(3)	—	—	8,222	(8)	8,222

Total non-current assets	186,831	1,569		188,400	75,289	18,894		282,583

Total assets	196,849	9,089		205,938	76,690	148,940		431,568

Current portion of long-term debt	(221,430)	—		(221,430)	(6,240)	193,430	(7)	(34,240)
Accounts payable, trade	(10,146)	—		(10,146)	—	—		(10,146)
Accrued liabilities	(11,794)	—		(11,794)	(298)	—		(12,092)
Deferred income	(673)	—		(673)	(887)	—		(1,560)
Derivative financial instruments	(9,439)	—		(9,439)	(2,295)	—		(11,734)
Deferred charter revenue	(1,222)	1,222	(4)	—	—	—		—
Due to managing agent	(1,599)	—		(1,599)	—	—		(1,599)

Total current liabilities	(256,303)	1,222		(255,081)	(9,720)	193,430		(71,371)

Deferred Income	—	—		—	(813)	—		(813)
Derivative financial instruments	—	—		—	—	(3,971	)(8)	(3,971)
7% Convertible senior notes, net						(44,433	)(8)	(44,433)
Long-term debt	—	—		—	(31,160)	(193,430	)(7)	(224,590)

Total non-current liabilities	—	—		—	(31,973)	(241,834)		(273,807)

Total liabilities	(256,303)	1,222		(255,081)	(41,693)	(48,404)		(345,178)

Share capital	(291)	—		(291)	(189)	—		(480)
Additional paid-in capital	(114,580)	—		49,434	(34,808)	(100,536)		(85,910)
Change in control- basis adjustment	—	(10,311)		—	—	—		—
Accumulated deficit	174,325 (6)	—		—	—	—		—

Total shareholders’ equity	59,454	(10,311)		49,143	(34,997)	(100,536)		(86,390)

Total liabilities and shareholders’ equity	$(196,849)	$(9,089)		$(205,938)	$(76,690)	$(148,940)		$(431,568)

(1)	Vessels and other fixed assets, net were adjusted to fair market value.

(2)	Backlog asset which relates to charter-out contracts were determined to have a fair value.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

(3)	Deferred charges were valued at $0.

(4)	Deferred charter revenue was valued at $0.

(5)	The assets and liabilities of the three vessel owning companies brought into the Company from Grandunion were recorded at their historical cost.

(6)	Accumulated deficit was transferred to additional paid-in capital.

(7)	The Company’s existing syndicate of lenders entered into the new Facility Agreement, dated October 13, 2009, which resulted in the classification of the debt according to the contractual terms. As a result of the new Facility agreement the Company complied with its covenants, note 11, and on the recapitalization date the Company’s debt was reclassified between its long and short term components based on its contractual terms, while the agreement requires restricted cash of 5%.

(8)	Represents the issuance of the 7% Notes described at the beginning of this note, net of discounts. For the detailed components of the 7% Notes see discussion in notes 2 (warrants) and 12.

5.	RESTRICTED CASH

	Successor	Predecessor
	As of December 31,	As of December 31,
	2009	2008
Retention account	$—	$2,054
Minimum Liquidity	403	6,436
Other	—	20

Short term restricted account	403	8,510

Minimum Liquidity	9,668	—

Long term restricted account	9,668	—

	$10,071	$8,510

Cash deposited in the retention account is made available for loan interest payments within three months of being deposited. From January 1, 2009 to October 13, 2009, the Company was in breach of the minimum liquidity covenant (see note 11).

6.	INVENTORIES

	Successor	Predecessor
	As of December 31,	As of December 31,
	2009	2008
Lubricants	$953	$722
Bunkers	2,075	361
Provisions (Stores)	57	141

	$3,085	$1,224

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

7.	VESSELS AND OTHER FIXED ASSETS, NET

	Other fixed		Special	Dry-
Cost	assets	Vessels	survey	docking	Total

PREDECESSOR
Balance at December 31, 2007	$183	$479,172	$7,856	$17,321	$504,532
Additions	27	—	1,019	1,140	2,186
Disposals — Discontinued operations (note 22)	—	(69,003)	(822)	(6,450)	(76,275)
Impairment loss (note 2)	—	(30,075)	—	—	(30,075)

Balance at December 31, 2008	210	380,094	8,053	12,011	400,368

Additions	63	—	1,358	4,761	6,182
Disposals — Discontinued operations (note 22)	—	(17,224)	(421)	(484)	(18,129)
Impairment loss (note 2)	—	(91,601)	—	—	(91,601)

Balance at October 13, 2009	273	271,269	8,990	16,288	296,820

SUCCESSOR
Additions	—	—	—	1,333	1,333
Additions — Contribution from Grandunion	—	98,985	—	5,767	104,752
Change in control — basis adjustment	(273)	(82,870)	(8,990)	(16,288)	(108,421)
Transfer to assets held for sale (note 2, 22)	—	(8,400)	—	—	(8,400)

Balance at December 31, 2009	—	278,984	—	7,100	286,084

Accumulated Depreciation and Amortization
PREDECESSOR
Balance at December 31, 2007	(60)	(89,788)	(4,249)	(9,597)	(103,694)
Depreciation and Amortization of the year	(39)	(25,437)	(1,242)	(3,775)	(30,493)
Disposals	—	25,753	570	3,959	30,282

Balance at December 31, 2008	(99)	(89,472)	(4,921)	(9,413)	(103,905)
Depreciation and Amortization of the year*	(174)	(14,073)	(1,071)	(2,050)	(17,368)
Disposals	—	9,361	421	484	10,266

Balance at October 13, 2009	(273)	(94,184)	(5,571)	(10,979)	(111,007)
SUCCESSOR
Additions — Contribution from Grandunion	—	(27,894)	—	(1,569)	(29,463)
Change in control — basis adjustment	273	94,184	5,571	10,979	111,007
Depreciation and Amortization of the year	—	(3,187)	—	(469)	(3,656)
Transfer to assets held for sale (note 2, 22)	—	150	—	—	150

Balance at December 31, 2009	—	(30,931)	—	(2,038)	(32,969)

PREDECESSOR
Net book value — December 31, 2007	123	389,384	3,607	7,724	400,838

Net book value — December 31, 2008	111	290,622	3,132	2,598	296,463

Net book value — October 13, 2009	—	177,085	3,419	5,309	185,813

SUCCESSOR
Net book value — December 31, 2009	$—	$248,053	$—	$5,062	$253,115

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

*	“Depreciation and amortization expenses” in the Consolidated Statements of Operations for the period from October 14, 2009 to December 31, 2009 includes an amount of approximately $1,300, which represents the amortization of Backlog assets.

On June 11, 2008, the Company sold the Arius to an unrelated party for net proceeds of approximately $21,400. The gain on the sale of the vessel amounted to approximately $8,600. The Company paid 1% of the purchase price as sales commission to Magnus Carriers Corporation (“Magnus Carriers”), a related company. The Company also paid a 1% commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to note 21).

On April 30, 2008 and June 2, 2008, the Company sold both the MSC Oslo and its sister ship, the Energy 1, to an unrelated party for net proceeds totalling approximately $19,700 and $18,500, respectively. The gain on the sale of the MSC Oslo amounted to approximately $2,900 and the gain on the sale of the Energy 1 amounted to approximately $2,100. The Company paid 1% of the purchase price as sales commission to Magnus Carriers (refer to note 21).

On June 10, 2009, the Company sold the Ocean Hope to an unrelated party for net proceeds of approximately $2,300. The loss on the sale of the vessel amounted to approximately $5,600. The Company paid 4% of the purchase price as sales commission to Braemar Seascope Limited, an unrelated company. The Company also paid a 1% commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to note 21).

The results of the above sold vessels until the date of their delivery to their new owners, have been reported as discontinued operations in the accompanying statements of operations and cash flows (see note 22). On October 13, 2009, Grandunion (an affiliate Company) transferred three dry bulk carriers to the Company with a net historical basis of $75,289 (see note 4).

8.	DEFERRED CHARGES

Financing Costs

Net Book Value at December 31, 2006 (Predecessor)	$4,214
Amortization	(1,308)

Net Book Value at December 31, 2007 (Predecessor)	2,906
Amortization	(850)
Deferred charges written-off	(483)

Net Book Value at December 31, 2008 (Predecessor)	1,573
Amortization	(555)

Net Book Value at October 13, 2009 (Predecessor)	1,018
Change in control — basis adjustment	(1,018)
Additions	8,222
Amortization	(1,391)

Net Book Value at December 31, 2009 (Successor)	$6,831

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

9.	ACCOUNTS PAYABLE, TRADE

	Successor	Predecessor
	As of December 31,	As of December 31,
	2009	2008
Suppliers	$6,316	$1,368
Agents	261	159
Other creditors	4,471	2,074

	$11,048	$3,601

10.	ACCRUED LIABILITIES

	Successor	Predecessor
	As of December 31,	As of December 31,
	2009	2008

Interest	$5,267	$3,366
Claims	4,152	815
Other accrued expenses	7,538	3,595

	$16,957	$7,776

11.	LONG-TERM DEBT

Senior secured credit agreement

Below is a summary of the long-term portion and short-term portion of the debt as at December 31, 2009:

		$37,400
	Facility	Credit
Description	Agreement	Facility	Total

Long-term	193,430	29,600	223,030
Short-term	8,000	6,240	14,240

Total	201,430	35,840	237,270

During the year ended December 31, 2008 total debt amounted to $223,700, which amount relates to the Company’s syndicate of lenders that was reflected as current due to the Company being in breach of its covenants, as discussed further below:

(a)	Facility Agreement

Prior to the recapitalization on October 13, 2009, the Company had entered into a $360,000 fully revolving credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent. Upon its execution in 2006, the Company used the fully revolving credit facility to (i) refinance the old $140,000 drawn term loan; (ii) refinance the old revolving acquisition facility, which was drawn to the extent of $43,800 at December 31, 2005 and which was further drawn in February 2006 in the amount of $50,500 to complete the purchase of the Stena Compass; and (iii) to complete the purchase of the Stena Compassion. During 2008 and up to October 13, 2009, the Company was in breach of its covenants under the fully revolving credit facility. The Company then entered into a Fifth Supplemental Agreement, in connection with the temporary relaxation of the interest coverage covenant of the facility, with an increased

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

margin of 1.75% above LIBOR applied until the refinancing on October 13, 2009. Although the Company paid an increased interest margin, rates overall have decreased.

The Company was in breach of the following covenants:

•	An adjusted equity ratio of not less than 35%;

•	An interest coverage ratio (as defined in the facility agreement) of not less than 3.00 to 1.00;

•	The reduction of outstanding borrowings to $200,000 in accordance with the Fifth Supplemental Agreement;

•	A working capital balance, including the $221,400 of debt reflected as current, of not less than $0; and

•	The minimum liquidity requirement consisting of free cash and cash equivalents.

Subsequent to the recapitalization on October 13, 2009, the Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility. The current Facility Agreement is payable in 19 quarterly instalments of approximately $2,000 each, and a $163,400 balloon payment due in October 2014. Of the proceeds of the issuance of the 7% Notes (see note 12), $20,000 was applied to reduce the Facility Agreement.

The Company’s obligations under the new Facility Agreement were secured by a first priority security interest, subject to permitted liens, on all vessels in the Company’s fleet and any other vessels the Company subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on the Company’s vessels, all existing and future charters relating to the Company’s vessels, the Company’s ship management agreements and all equity interests in the Company’s subsidiaries. The Company’s obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of the Company’s vessels, excluding the three vessels transferred to the Company as part of the recapitalization.

As explained further below, the new Facility Agreement bears an increased margin of 2.75% above LIBOR up and until the original maturity date, April 6, 2011.

Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than and 50%;

•	2.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is less than 27.5%.

As a result to the recapitalization, new financial covenants were put in place. Except from working capital and minimum liquidity all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. The Company was compliant with its debt covenants at December 31, 2009.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

The new Facility Agreement requires the Company to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, must be no less than:

(a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b) 30% from the financial quarter ending September 30, 2013 onwards.

•	maintain, on a consolidated basis on each financial quarter, working capital of not less than zero dollars ($0);

•	the minimum liquidity requirement, at five percent of the outstanding loan:

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than;

(a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

(b)	$37,400 Credit Facility

The Company assumed a $37,400 credit facility in relation to the three vessels transferred to it as part of the recapitalization. The $37,400 credit facility is payable in 20 consecutive quarterly instalments of $1,560 and a $6,200 repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. As of December 31, 2009, the outstanding balance was $35,840. Subsequent to the year end, the facility was repaid in full. The Company pays a 1% commitment fee on the undrawn amount.

The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	Successor	Predecessor
	October 14,	January 1,	Predecessor	Predecessor
	2009 to	2009 to	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,
Continuing Operations	2009	2009	2008	2007

Interest expense	$5,416	$9,711	$13,413	$15,080
Amortization of deferred charges	1,391	555	850	1,308
Amortization of the beneficial conversion feature (see note 12)	17,000	—	—	—
Deferred charges written off	—	—	483	—
Other fees	189	662	995	578

	$23,996	$10,928	$15,741	$16,966

The effective interest rate at December 31, 2009 was approximately 5.81% p.a. (2008: 5.76% p.a., 2007: 6.94% p.a.).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

As at December 31, 2009, repayments of the long-term debt, are as follows:

Successor
Year Ended December 31, 2009

2010	$14,240
2011	14,240
2012	14,240
2013	14,240
2014 and thereafter	180,310

$237,270

12.	7% CONVERTIBLE SENIOR NOTES

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, (“Any time” conversion option, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015. These warrants have been fair valued as of October 13, 2009 as such they will be amortized over a period of six years. The warrants are to be marked to market at every reporting date. The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas the Company’s President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20,000, a portion of existing indebtedness and the remaining proceeds are expected to be used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes.

In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 26.67 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at December 31, 2009.

The 7% Notes have two embedded conversion options — (1) An “Any time” conversion option and (2) A “Make Whole Fundamental Change” conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.

(1) The “Any time” conversion option does meet the definition of a derivative ASC 815 however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (1) indexed to its own stock and (2) would be classified in stockholder’s equity, if freestanding. As a result, this conversion option will not be bifurcated and separately accounted for.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

(2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. However, this embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for. The conversion option was valued at $34.

The Company’s market price on the date of issuance was $1.27 and the stated conversion price is $0.75. Since the “Any time” conversion option has not been bifurcated, the Company recorded a beneficial conversion feature (BCF), totalling $100,536, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the period from October 14, 2009 to December 31, 2009, $17,000 of interest was expensed in the statement of operations.

The amount regarding the 7% Notes presented in the Consolidated Balance Sheet is analysed as follows:

Successor
December 31,
2009

7% Convertible Senior Notes — initially issued	$(145,000)
Partial conversion of the convertible senior notes	20,000

7% Convertible Senior Notes — outstanding	(125,000)
Beneficial conversion feature	100,536
Amortization of the beneficial conversion feature	(17,000)
Make whole fundamental change	34

7% Convertible Senior Notes	$(41,430)

13.	BACK LOG ASSET / DEFERRED CHARTER REVENUE

December 31, 2006 (Predecessor)	$17,041
Amortization	(6,010)

December 31, 2007 (Predecessor)	11,031
Amortization	(8,115)

December 31, 2008 (Predecessor)	2,916
Amortization	(1,694)

October 13, 2009 (Predecessor)	1,222
Change in control — basis adjustment*	6,298
Amortization	(1,992)

December 31, 2009 (Successor)	5,528

Short-term	5,528
Long-term	—

$5,528

*	On the date of recapitalization the remaining balance of deferred charter revenue of $1,222 was written off (see note 4).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

14.	SHARE-BASED COMPENSATION

Equity Incentive Plan

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

On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 1,000,000 in order for the Company to best compensate its officers, directors and employees, (b) ensure that no incentive share options shall be granted under the Plan from and following May 29, 2009.

On December 22, 2009, the Company’s new management further amended the Plan to increase the number of common shares reserved for issuance to 7,000,000 in order for the Company to best compensate its officers, directors and other employees.

In addition, the Company may grant restricted common shares and share options to third parties and to employees outside the auspices of the Plan.

Restricted Common Shares

The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares on the NASDAQ on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.

During the periods October 14 to December 31, 2009 (Successor), January 1 to October 13, 2009 (Predecessor), and the years ended December 31, 2008 (Predecessor), and 2007 (Predecessor) the Company recognized compensation cost related to the Company’s restricted shares of $3,552, $680, $1,040, and $1,232, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

A summary of the activity for restricted share awards during the periods October 14 to December 31, 2009, January 1 to October 13, 2009 and the years ended of December 31, 2008 and 2007 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Vesting Period
	Shares	Fair Values	(Years)

Outstanding and non-vested shares, at January 1, 2007 (Predecessor)	—	$—	—
Granted(1)	200,000	$8.64	0.8
Vested	(100,000)	$8.64	—

Outstanding and non-vested shares, as of December 31, 2007 (Predecessor)	100,000	$8.64	0.8
Granted(2)	345,000	$3.24	1.2
Vested	(205,000)	$5.84	—

Outstanding and non-vested shares, as of December 31, 2008 (Predecessor)	240,000	$3.28	1.6
Granted(3)	87,500	$1.27	0.0
Vested	(327,500)	$2.74	—

Outstanding and non-vested shares, as of October 13, 2009 (Predecessor)	—	—	0.0
Granted(4)	4,680,000	$1.26	0.8
Vested	(2,500,000)	$1.27	—

Outstanding and non-vested shares, as of December 31, 2009 (Successor)	2,180,000	$1.25	1.8

(1)	100,000 shares had immediate vesting and 100,000 shares were vested in April 2008.

(2)	225,000 shares vest over a three-year period, 100,000 shares had immediate vesting and 20,000 shares vests over a two-year period. Vesting for these shares was accelerated on the date of recapitalization.

(3)	Vested on the date of the recapitalization.

(4)	2,500,000 shares had immediate vesting, 2 million have a two-year vesting schedule (at January 1, 2011, and 2012), while 180,000 vest in three years (at January 1, 2011, 2012, and 2013).

Compensation cost of $2,348, related to non-vested shares will be primarily recognized over the next two years.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Share options

The summary of share option awards is summarized as follows (in thousands except per share data):

		Weighted	Weighted	Weighted
	Number of	Average	Average Fair	average Vesting
	Options	Exercise Price	Value	Period (years)

Outstanding, at January 1, 2008 (Predecessor)	—	—	—	—
Granted(1)	300,000	$8.67	$0.52	3.0
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of December 31, 2008 (Predecessor)	300,000	$8.67	$0.52	3.0
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of October 13, 2009 (Predecessor)	300,000	$8.67	$0.52	0.0
Granted(2)	3,000,000	$1.65	$0.52	3.0
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of December 31, 2009 (Successor)	3,300,000	$2.29	$0.52	3.0

Exercisable at December 31, 2009	550,000	$5.48	$0.52	—

(1)	In 2008, the Company granted to 300,000 share options to purchase common shares subject to a vesting period of three annual equal installments. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 5% and an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per share option amounted to $0.55 with an expected life of 6 years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per share option amounted to $0.45. No share options were granted during the year ended December 31, 2007. On October 13, 2009, all these shares were vested due to the recapitalization.

(2)	In 2009, the Company granted 3,000,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting upon certain circumstances. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 0% and an expected volatility of 90%. The risk-free interest rate was 2.3% and the weighted average fair value per share option amounted to $0.52.

During the periods October 14 to December 31, 2009 (Successor), January 1 to October 13, 2009 (Predecessor), and the years ended December 31, 2008 (Predecessor), and 2007 (Predecessor), the Company recognized share-based compensation cost of $406, $113, $43, and $0, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Unrecognized compensation of $1,156 will be recognized in future years to the date of the full vesting of all share options, October 31, 2012.

The weighted average contractual life of the share options outstanding as of December 31, 2009 was 5.1 years.

As of December 31, 2009, the intrinsic value of the Company’s share options was $0 since the share price of the Company’s common shares was less than the exercise price.

15.	COMMON SHARES AND DIVIDENDS

Common Shares

As a result of the issuance of restricted shares during the periods October 14 to December 31, 2009, January 1 to October 13, 2009, and the years ended December 31, 2008, and 2007, the Company’s share capital was increased (amounts in thousand shares) by 4,680, 88, 345, and 200, respectively. As a result of the recapitalization, and the partial conversion of the 7% notes, during the period October 14 to December 31, 2009 the Company’s share capital was also increased by 18,978 and 26,667 thousand shares, respectively.

Dividends

(a) During the year ended December 31, 2009, the Company paid no dividends.

(b) During the year ended December 31, 2008, the Company paid dividends of $0.10 per share (approximately $2,900) to existing shareholders.

(c) During the year ended December 31, 2007, the Company paid dividends of $0.63 per share (approximately $1,800) to existing shareholders.

16.	SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Wet Operations and Dry Operations. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Wet business consists of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks, while the Dry operations consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	October 14,	January 1,	October 14,	January 1,	October 14,	January 1,
	to	to	to	to	to	to
	December 31,	October 13,	December 31,	October 13,	December 31,	October 13,
	2009	2009	2009	2009	2009	2009
Operating revenue	$9,201	$33,564	$4,895	$—	$14,096	$33,564
Commissions	(292)	(769)	(115)	—	(407)	(769)
Voyage expenses	(4,548)	(8,574)	(86)	—	(4,634)	(8,574)
Vessel operating expenses	(4,694)	(22,681)	(1,836)	—	(6,530)	(22,681)
General & administrative expenses	(1,766)	(4,553)	(540)	—	(2,306)	(4,553)
Management fees	(194)	(900)	(121)	—	(315)	(900)
Other income, net	—	40	—	—	—	40

Net operating (loss) / income before depreciation and amortisation	(2,293)	(3,873)	2,197	—	(96)	(3,873)
Depreciation and amortization expenses	(2,989)	(11,813)	(1,855)	—	(4,844)	(11,813)
Impairment loss	—	(68,042)	—	—	—	(68,042)

Net operating (loss) / income	(5,282)	(83,728)	342	—	(4,940)	(83,728)

Transaction costs	(6,702)	(3,442)	(2,234)	—	(8,936)	(3,442)
Compensation costs	(587)	(371)	(196)		(783)	(371)
Interest and finance expenses, net	(18,372)	(10,928)	(5,624)	—	(23,996)	(10,928)
Interest income	177	9	59	—	236	9
Change in fair value of derivatives	1,537	3,012	1,017	—	2,554	3,012

Net loss from continuing operations	$(29,229)	$(95,448)	$(6,636)	$—	$(35,865)	$(95,448)

Total Assets	$323,056		$76,229		$399,285

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

	Predecessor	Predecessor
	Wet	Dry	Total
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2008	2008

Operating revenue	$56,519	$—	$56,519
Commissions	(689)	—	(689)
Voyage expenses	(6,323)	—	(6,323)
Vessel operating expenses	(19,798)	—	(19,798)
General & administrative expenses	(6,733)	—	(6,733)
Management fees	(1,404)	—	(1,404)
Other income, net	2	—	2

Net operating income before depreciation and amortisation	21,574		21,574
Depreciation and amortization expenses	(15,040)	—	(15,040)

Net operating income	6,534	—	6,534

Compensation costs	(1,083)		(1,083)
Interest and finance expenses, net	(15,741)	—	(15,741)
Interest income	232	—	232
Change in fair value of derivatives	(6,515)	—	(6,515)

Net loss from continuing operations	$(16,573)	$—	$(16,573)

Total Assets	$317,777	$—	$317,777

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

	Predecessor	Predecessor
	Wet	Dry	Total
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2007	2007

Operating revenue	$55,774	$—	$55,774
Commissions	(551)	—	(551)
Voyage expenses Vessel operating expenses	(2,713)	—	(2,713)
Vessel operating expenses	(17,489)	—	(17,489)
General & administrative expenses	(4,046)	—	(4,046)
Management fees	(1,243)	—	(1,243)
Other expenses, net	(11)	—	(11)

Net operating income before depreciation and amortization	29,721		29,721
Depreciation and amortization expenses	(14,029)	—	(14,029)

Net operating income	15,692	—	15.692

Compensation costs	(1,232)		(1,232)
Interest and finance expenses, net	(16,966)	—	(16,966)
Interest income	630	—	630
Change in fair value of derivatives	(4,060)	—	(4,060)

Net loss from continuing operations	$(5,936)	$—	$(5,936)

Total Assets	$425,491	$—	$425,491

Operating Revenue by Charterers

The Company reports financial information and evaluates its revenues by total charter revenues. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters.

During the period January 1 to October 13, 2009, the Company received 65% of its income from continuing operations from three charterers (32%, 17%, and 16%, respectively).

During the period October 14 to December 31, 2009, the Company received 55% of its income from continuing operations from three charterers (22%, 21%, and 12%, respectively).

During the year ended December 31, 2008, the Company received 65% of its income from continuing operations from three charterers (35%, 19% and 11%, respectively).

During the year ended December 31, 2007, the Company received 94% of its income from continuing operations from four charterers (36%, 25%, 19% and 14%, respectively).

17.	FINANCIAL INSTRUMENTS

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, the 7% Notes and accounts payable.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Fair Values

The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due from managing agent, due to related parties, derivative financial instruments, 7% Notes and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.

Warrant Derivative Liability

The Company records the warrant derivative liability at fair value, in the consolidated balance sheets under “Derivative financial instruments”, with changes in fair value recorded in “Change in fair value of derivatives” in the consolidated statements of income.

For advisory services provided in connection with the recapitalization, the Company authorized the issuance to a third party, a six-year warrant to purchase 5,000,000 common shares that resulted in $3,940 of general and administration expense recorded in the statement of operations.

In connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, which resulted in $3,940 of debt issuance cost that were recorded as deferred issuance cost.

For the period from October 14, 2009 to December 31, 2009, the total fair value change on warrants amounted to approximately $2,636 ($0 for the period ended January 1, 2009 to October 13, 2009 and $0 for the year ended December 31, 2008).

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in note 11, “Long-term Debt”.

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. The Company is also exposed to credit risk in the event of non-performance by counter-parties to derivative instruments. However, the Company limits this exposure by entering into transactions with counter-parties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

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

The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company’s long-term borrowings detailed in note 11. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

The details of the Company’s swap agreements are as follows:

Counter-party

						Fair Value
						As of	As of
	Value	Termination	Notional	Fixed	Floating	December 31,	December 31,
Interest rate swaps	Date	Date	Amount	Rate	Rate	2009	2008
SMBC Bank	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	$(1,475)	$(1,918)
Bank of Ireland	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,484)	(1,925)
HSH Nordbank	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,483)	(1,924)
Nordea Bank	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,481)	(1,923)
Bank of Scotland	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,481)	(1,941)
Nordea Bank*	3/4/2008	4/4/2011	$23,333	4.14%	3-month LIBOR	(1,195)	(1,356)
Bank of Scotland**	3/4/2008	3/4/2011	$46,667	4.285%	3-month LIBOR	(1,249)	(1,464)
Marfin Egnatia Bank***	2/9/2009	2/9/2014	$37,400	4.08%	3-month LIBOR	(1,926)	—

						$(11,774)	$(12,451)

	Fair Value
	As of	As of
	December 31,	December 31,
	2009	2008
Short-term	$(9,687)	$(12,451)
Long-term	(2,087)	—

	$(11,774)	$(12,451)

*	Synthetic swap including interest rate cap detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Cap

Nordea	03/04/08	04/04/11	$23,333	4.14%

**	Synthetic swap including interest rate floor detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Floor

Bank of Scotland	03/04/08	03/04/11	$23,333	4.285%

***	As part of the contribution from Grandunion on October 13, 2009, the Company assumed a $37,400 interest rate swap by Marfin Egnatia Bank.

The total fair value change of the interest rate swaps indicated above is shown in the consolidated statements of operations. These amounts were a gain of $3,012 and $2,554 for the periods ended January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively. For the years ended

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

December 31, 2008 and 2007 the amounts were a loss of $6,515 and $4,060, respectively. The related asset or liability is shown under derivative financial instruments in the balance sheet.

Fair Value Hierarchy

Effective January 1, 2008, the Company adopted fair value measurement. The definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

December 31, 2008
Assets
Vessel Valuations	$39,500	$—	$39,500	$—
Liabilities
Interest rate swaps	$12,451	$—	$12,451	$—
December 31, 2009
Liabilities
Interest rate swaps	$11,774	$—	$11,774	$—
Warrants	$5,273	$—	$5,273	$—
Make Whole Fundamental Change	$47	$—	$47	$—

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The Company’s assessment included its evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements used, compared to the carrying value. Where possible, third party valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers ideas and sellers ideas of similar vessels and other information they may possess. Based on this, third-party valuations make a professional assessment of what the vessel is worth at a given time assuming the vessels are in good working order and condition in hull and machinery to be expected of vessels of their age, size and type, that the vessel’s class is fully maintained and free from all conditions and in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

18.	CHANGES IN ASSETS AND LIABILITIES

	Successor	Predecessor
	October 14,	January 1,
	2009 to	2009 to	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,
	2009	2009	2008	2007
(Increase) decrease in :
Trade receivables	$(783)	$(1,480)	$(1,332)	$(259)
Other receivables	89	1,704	(1,256)	(861)
Inventories	(110)	(1,489)	745	(473)
Prepaid expenses	20	(135)	714	(1,343)
Due from managing agent	455	1,759	654	(370)
Due from/to related parties	—	49	(643)	3,089
Increase (decrease) in :
Accounts payable, trade	991	6,546	(4,822)	(3,405)
Accrued liabilities	4,571	2,206	2,479	(1,992)
Deferred income	(1,573)	(1,134)	(484)	344

Changes in Assets and Liabilities	$3,660	$8,026	$(3,945)	$(5,270)

19.	COMMITMENTS AND CONTINGENT LIABILITIES

(i)	Rental agreement

1. The Company has entered into two office rental agreements with a related party, Domina Petridou O.E., a company with common shareholders, (see note 21) each at a monthly rental of €4 plus stamp duties, with duration until November 2015 and September 2016, respectively. One of these agreements has been terminated during 2009. The other rental agreement was terminated in 2010, of which three monthly rentals were committed.

2. The Company has entered into an office rental agreement with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Chief Executive Officer and member of our board of directors, (see note 21) at a monthly rental of approximately €6 plus stamp duties, with duration until November 2021.

The committed rent payments for Terra Stabile A.E. as of December 31, 2009 are:

Successor
Year Ended December 31, 2009

2010	$110
2011	110
2012	110
2013	110
2014 and thereafter	873

TOTAL	$1,313

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

(ii)	Management agreements

Technical Ship Management Agreements

At December 31, 2009, five vessel-owning subsidiaries of the Company had technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai. ITM and the vessel-owning companies of the High Land, the High Rider and the Ostria have entered into annual management agreements with ITM, which are cancellable by either party with two-months notice. The agreed annual management fees were $817, $743 and $480 for 2009, 2008 and 2007, respectively. ITM provided technical ship management for the Newlead Avra (formerly Altius) and the Newlead Fortune (formerly Fortius) at December 31, 2009, but since February and March 2010, respectively, the ships names have changed and technical ship management for such vessels has been provided by Newlead Shipping S.A., a related party with common shareholders. The Chinook has a technical ship management agreement with Ernst Jacob Ship Management GmbH (“Ernst Jacob”). The agreed annual management fee for 2009, 2008 and 2007 was approximately €150, €142 and €138, respectively. At December 31, 2009, the Australia, and the China and Brazil each had a technical ship management agreement with Stamford Navigation Inc. (“Stamford”) (as to the Australia) and with Newfront Shipping S.A. (“Newfront”) (as to the China and Brazil). The agreed annual management fee for 2009 was $140 for each vessel. These agreements were terminated, and since March 1, 2010, Newlead Bulkers S.A. (“Newlead Bulkers”), a related party with common shareholders, has provided technical ship management for the Australia, China and Brazil. There was no technical ship management agreement with Stamford in 2008 and 2007.

Commercial Ship Management Agreements

Magnus Carriers, a company owned by two of the Company’s former officers and directors, provided the ship-owning companies of the Newlead Avra (formerly Altius), the Newlead Fortune (formerly Fortius), the High Land, the High Rider, the Ostria and the Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by the Company effective May 1, 2009. See note 21 for the terms of the agreements. At December 31, 2009, the commercial management services for all the Company’s product tankers and dry bulk vessels are provided in-house. These agreements may be terminated by either party with two-months notice.

Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. For the year ended December 31, 2009 the Company has provided in respect of all claims an amount equal to approximately $4,100. Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:

•	The charterers of the Newlead Avra (formerly Altius) notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)	Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo at New York in September 2007;

b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

c)	Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.

•	The charterers of the Newlead Fortune (formerly Fortius) notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of Hydrogen Sulphide in the vessel’s tanks at two ports in the United States.

All prior years contingencies were resolved in a settlement of approximately $800, which was agreed to in March 2009, with ST Shipping, the charterers of the Arius, against an initial claim of approximately $1,300 arising under the charter party. The settlement amount had been accrued in the consolidated financial statements for the year ended December 31, 2008, and is included in the vessel operating expenses.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.

20.	TAXATION

The Company is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies’ vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of income.

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of vessels is generally exempt from U.S. tax if the company operating the vessels meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the vessels must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied base d on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

21.	Transactions Involving Related Parties

Management services and commissions

Magnus Carriers Corporation, a related party, is a company that provided commercial management services to certain Company vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels or fees of $7 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. Until November 2008, Magnus Carriers also provided technical management services for certain vessel-owning companies. These agreements were cancelled by the Company on May 1, 2009.

The Company paid to Magnus Carriers commissions and fees in respect of the commercial, technical management services, as well as commission on the sale of vessels, this amounted to approximately $400 for the period January 1, 2009 to October 13, 2009 and $0 for the period October 14, 2009 to December 31, 2009 (2008: approximately $1,700, 2007: approximately $2,200) (figures include continuing and discontinued operations).

Contributions under management agreements

During the year ended December 31, 2009 the Company received $0 (2008: approximately $1,400, 2007: approximately $6,100) from Magnus Carriers under the ship-management cost-sharing agreements for vessel operating expenses as terminated. The Company also received during the year ended December 31, 2009 an amount of $0 (2008: approximately $600, 2007: approximately $1,400) for special survey and dry-docking amortization (figures include continuing and discontinued operations).

Crewing

Part of the crewing for the Company was undertaken by Magnus Carriers, until May 2008, through a related entity, Poseidon Marine Agency. Manning fees paid in 2009 amounted to $0 (2008: approximately $10, 2007: approximately $100) (figures include continuing and discontinued operations).

Rental of equipment

The vessel owning companies of MSC Oslo and Saronikos Bridge entered into an agreement with Magnus Carriers each for the rent of a deck generator for its vessel. These agreements were terminated in 2008 and the vessel-owning companies purchased the deck generators from Magnus Carriers. Total fees paid to Magnus Carriers in 2009 amounted to $0 (2008: approximately $270, 2007: approximately $220) (figures include continuing and discontinued operations).

SeaBreeze

As part of attaining revenue (commissions) for the Company’s vessels, the Company contracted with a related entity, Sea Breeze Ltd., of which one of the former Company’s directors is a shareholder. Commissions paid in 2009 amounted to approximately $130 (2008: $0, 2007: $0) (figures include continuing and discontinued operations).

Newfront — Stamford

The vessels Australia, China and Brazil had technical ship management and commercial management agreements with Stamford (as to the Australia), and Newfront (as to the China and the Brazil). The agreed annual management fee for 2009 is $140 for technical and $24 for commercial management for each vessel.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Total amount paid from October 14, 2009 to December 31, 2009 amounted to $40 for each vessel. These management agreements have a common beneficiary, which is a related party. Since March 1, 2010, Newlead Bunkers, a related party with common shareholders, has provided technical ship management for the Australia, China and Brazil. There was no technical ship management agreement with Stanford or Newfront in 2008 or 2007. See the table listed in Amounts due (to)/ from managing agents.

Terra Stabile A.E.

The Company leases space in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s Chief Executive Officer and member of the Company’s Board of Directors. In November 2009, the Company entered into a 12-year lease agreement with the landowner (see note 19). Total rent paid from January 1, 2009 to October 13, 2009 was $0, and from October 14, 2009 to December 31, 2009 was approximately $11.

Domina Petridou O.E.

The Company lease office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of the former Company’s directors is a shareholder. In November 2005, the Company entered into a 10-year lease agreement with the landowner. In October 2007, the Company entered into an additional nine-year lease agreement with the landowner. These agreements have been terminated in 2009 and 2010 respectively (see note 19). Rent paid in 2009 amounted to approximately $140 (2008: approximately $150, 2007: approximately $80).

Amounts paid to other related parties

During the year ended December 31, 2008, the Company paid a commission on the sale of the Arius of approximately $200 to a brokerage firm, of which one of the former Company’s directors is a shareholder.

Amounts due (to)/ from managing agent

Amounts due (to)/ from managing agent are as follows:

	Successor	Predecessor
	As of December 31,	As of December 31,
	2009	2008

International Tanker Management	$(1,812)	$27
Wilhelmsen Ship Management	8	407
Newfront Shipping S.A.	40	—
Stamford Navigation Inc	(234)	—
Ernst Jacob Ship Management GmbH	(56)	(274)

Total	$(2,054)	$160

22.	DISCONTINUED OPERATIONS

From 2005 up to December 31, 2009, the Company owned a number of container vessels, chartering them to its customers (the “Container Market”). During 2008 and the first half of 2009, the Company sold three container vessels and a product tanker to unaffiliated purchasers for approximately $61,900, and during the second half of 2009, the Company had available for sale its remaining two (2) container vessels in its fleet to unaffiliated purchasers, for aggregate consideration of approximately $12,800. The Company determined

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

that the vessels met the requirements of assets held for sale and also the requirements as discontinued operations which are reflected in the Company’s consolidated statements of income for all periods presented.

The following table represents the revenues and net income from discontinued operations:

	Successor	Predecessor
	October 14,	January 1,	Predecessor	Predecessor
	2009 to	2009 to	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,
	2009	2009	2008	2007

Operating Revenues	$1,591	$11,679	$22,777	$37,364
Net loss	$(2,007)	$(30,316)	$(23,255)	$(2,797)

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition, to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures.

23.	SUBSEQUENT EVENTS

a) On January 1, 2010, the Board of Directors made an annual restricted share grant in an aggregate amount of 80,000 restricted common shares to the independent directors of the Board of Directors. These restricted common shares vest 100% on the first anniversary date of the grant.

b) In January 2010, the Company sold the MSC Seine and the Saronikos Bridge for an aggregate purchase price resulting in gross proceeds to the Company of approximately $12,800, paid in cash. The Saronikos Bridge was delivered to her new owners on January 7, 2010 and the MSC Seine was delivered on January 20, 2010 (See note 2 caption assets held for sale and note 7).

c) In February 2010, the Company signed a Stock Purchase Agreement providing for the purchase of two geared, 80,000 dwt Kamsarmaxes from COSCO Dalian Shipyard Co. Ltd. The vessels are expected to be delivered in the fourth quarter of 2010 and 2011, respectively. The aggregate purchase price of these vessels was approximately $112,700. The charter attached for the first vessel is for a five-year initial term at a net daily rate of approximately $29, with an option to extend for an additional two years. The charter for the second vessel is for a seven-year term at a net daily rate of approximately $27.

Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal stockholders, is a principal of the seller of the seller of the two Kamsarmax vessels and is a principal of the purchaser of the Chinook. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price represents is no less favorable than would have been achieved through arm’s length negotiations with a wholly-unaffiliated third party.

In relation to the above transaction, the Company has also signed a Memorandum of Agreement for the sale of the product tanker Chinook for approximately $8,500.

Once closed, the approximately $112,700 purchase price for the two Kamsarmaxes will be paid by approximately $80,000 of debt financing, cash and cash equivalents as well as the consideration for the sale of the Chinook to be delivered against the purchase price.

d) On February 26, 2009, the Company entered into a five-month time charter beginning February 6, 2010 through July 1, 2010 for the 1992-built, 41,450 dwt product tanker High Land at a net of commission rate of approximately $8 per day.