Form 20-F/A
period 2009-12-31
NewLead Holdings Ltd.
filed 2011-04-11
CIK 1322587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
Amendment No. 1

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
Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form 20- F for the period October 14, 2009 to December 31, 2009, as filed with the Securities and Exchange Commission on March 18, 2010 (the “Original Filing”). This Amendment includes a restatement of (1) our consolidated balance sheet as of December 31, 2009 and the related consolidated statement of shareholders’ equity for the period October 14, 2009 to December 31, 2009. (Refer to Note 2 to the consolidated financial statements for further discussion) (2) certain balance sheet selected financial data as of December 31, 2009; and (3) our management’s discussion and analysis of financial condition and results of operations for the period October 14, 2009 to December 31, 2009, contained in Item 5 of this Annual Report on Form 20-F/A.

Subsequent to the filing of the Company’s Annual Report on Form 20-F for the period October 14, 2009 to December 31, 2009, the Company identified that, in connection with the reporting of the 2009 recapitalization (see Note 4), the goodwill resulting from the application of acquisition accounting to the Aries business was recorded directly in shareholders’ equity but should have been recorded as Goodwill in the Company’s non-current assets. The Company has corrected this error in the consolidated balance sheet and the consolidated statement of shareholders’ equity with resulting increases in Goodwill, Total Non-Current Assets, Total Assets, Additional Paid-in Capital and Total Shareholders’ Equity of $86.0 million as of December 31, 2009. As a result, goodwill increased from zero to $86.0 million, total non-current assets increased from $277.9 million to $363.9 million, total assets increased from $399.3 million to $485.3 million, additional paid-in capital increased from $110.3 million to $196.3 million and total shareholders’ equity increased from $72.5 million to $158.5 million. This correction had no effect on Net loss or Net cash used in operating activities. In addition, and unconnected to the correction of the error, certain amounts in the Consolidated Statements of Cash Flows in the Predecessor period have been reclassified to conform to the presentation adopted in the Successor period.

Management also has determined that the control deficiency resulting in the error described above on the 2009 recapitalization accounting, which gave rise to this restatement, constituted material weaknesses in our internal control over financial reporting, as of December 31, 2009. Please read Item 15, “Controls and Procedures” for additional discussion.

If the 2010 quarterly information previously released by the Company was similarly restated, the only impact would be that the line items for goodwill and shareholder’s equity would each be increased by approximately $86 million.

Subsequent to the Original Filing, the Company effected a 1-for-12 reverse split of its common shares effective August 3, 2010. Except as described above and the subsequent events note (Note 23), this Form 20-F/A does not amend or update any other information contained in the Original Filing.

With respect to the 1-for-12 reverse split event, Additional Paid-in Capital increased, and Share Capital equally decreased, by an amount of $0.7 million; due to this reclassification and in conjunction with the restatement issue described above, Additional Paid-in Capital as of December 31, 2009 amounted to $196.3 million.

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

Subsequent to the filing of the Company’s Annual Report on Form 20-F for the period from October 14, 2009 to December 31, 2009, the Company identified that, in connection with the reporting of the 2009 recapitalization (see Note 4), the goodwill resulting from the application of acquisition accounting to the Aries business was recorded directly in shareholders’ equity but should have been recorded as Goodwill in the Company’s non-current assets. The Company has corrected this error in the consolidated balance sheet and the consolidated statement of shareholders’ equity with resulting increases in Goodwill, Total Non-Current Assets, Total Assets, Additional Paid-in Capital and Total Shareholders’ Equity of $86.0 million as of December 31, 2009. As a result, goodwill increased from zero to $86.0 million, total non-current assets increased from $277.9 million to $363.9 million, total assets increased from $399.3 million to $485.3 million, additional paid-in capital increased from $110.3 million to $196.3 million and total shareholders’ equity increased from $72.5 million to $158.5 million. This correction had no effect on Net loss or Net cash used in operating activities. In addition, and unconnected to the correction of the error, certain amounts in the Consolidated Statements of Cash Flows in the Predecessor period have been reclassified to conform to the presentation adopted in the Successor period.

If the 2010 quarterly information previously released by the Company was similarly restated, the only impact would be that the line items for goodwill and shareholder’s equity would each be increased by approximately $86 million.

Subsequent to the Original Filing, the Company effected a 1-for-12 reverse split of its common shares effective August 3, 2010. Except as described above and the subsequent events note (Note 23), this Form 20-F/A does not amend or update any other information contained in the Original Filing.

With respect to the 1-for-12 reverse split event, Additional Paid-in Capital increased, and Share Capital equally decreased, by an amount of $0.7 million; due to this reclassification and in conjunction with the restatement issue described above, Additional Paid-in Capital as of December 31, 2009 amounted to $196.3 million.

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

	Successor	Predecessor
	October 14	January 1
	to	to	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,	December 31,	December 31,
	2009	2009	2008	2007	2006	2005
	(Restated)	(U.S. dollars in thousands except per share data and fleet data)
Statement of Operations Data
Operating revenues	14,096	33,564	56,519	55,774	45,973	30,535
Vessel operating expenses	(6,530)	(22,681)	(19,798)	(17,489)	(12,780)	(9,309)
Management fees	(315)	(900)	(1,404)	(1,243)	(1,110)	(829)
General & administrative expenses	(12,025)	(8,366)	(7,816)	(5,278)	(4,029)	(1,539)
Depreciation and amortization expenses	(4,844)	(11,813)	(15,040)	(14,029)	(9,318)	(4,116)
Impairment charge	—	(68,042)	—	—	—	—
Net operating (loss)/income from continuing operations	(14,659)	(87,581)	5,449	14,471	16,157	14,397
Interest and finance expense, net	(23,996)	(10,928)	(15,741)	(16,966)	(13,463)	(8,344)
Other income/(expenses), net	—	40	2	(11)	(72)	(148)
Net (loss)/income from continuing operations	(35,865)	(95,448)	(16,573)	(5,936)	1,644	6,645
Net (loss)/income	(37,872)	(125,764)	(39,828)	(8,733)	2,199	14,771
(Loss)/earnings per share (basic and diluted) continuing operations	(6.42)	(39.84)	(6.94)	(2.50)	0.72	3.48
(Loss)/earnings per share (basic and diluted)	(6.78)	(52.49)	(16.69)	(3.68)	0.96	7.68
Cash dividends declared per share	—	—	1.20	7.56	10.68	6.24
Weighted average number of shares (basic and diluted)	5,588,937	2,395,858	2,386,182	2,373,238	2,368,073	1,926,539
Balance Sheet Data (at year end)
Cash and cash equivalents	106,255		4,009	12,444	11,612	19,248
Restricted cash	403		8,510	39	3,242	10
Total current assets	121,421		19,741	20,199	22,430	22,438
Total assets	485,321		317,777	425,491	458,040	377,898
Total current liabilities	54,212		251,489	311,997	29,622	21,356
Current portion of long-term debt	14,240		223,710	284,800	—	—
Long-term debt	264,460		—	—	284,800	183,820
Total liabilities	326,809		252,261	318,372	325,452	222,217
Total shareholders’ equity	158,512		65,516	107,119	132,588	155,681
Other Financial Data (for year end)
Net cash (used in)/provided by operating activities	(5,869)	(10,557)	2,901	17,581	24,215	36,974
Net cash provided by/(used in) investing activities	—	2,216	61,083	(2,008)	(101,815)	(114,001)
Net cash provided by/(used in) financing activities	112,124	4,332	(72,419)	(14,741)	69,964	90,941
Net increase (decrease) in cash and cash equivalents	106,255	(4,009)	(8,435)	832	(7,636)	13,914
Cash dividends paid	—	—	(2,862)	(17,970)	(25,292)	(14,776)
Fleet Data (at year end)
Number of product tankers owned	9	9	9	10	10	8
Number of container vessels owned(1)	2	2	3	5	5	5
Number of dry bulk vessels owned	3	—	—	—	—	—

(1)	Considered discontinued operations for all periods presented.

	Successor	Predecessor
	October 14	January 1
	to	to	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,	December 31,	December 31,
	2009	2009	2008	2007	2006	2005
		(All amounts in thousands of U.S. dollars, unless otherwise stated)
NET (LOSS)/INCOME from continuing operations	$(35,865)	$(95,448)	$(16,573)	$(5,936)	$1,644	$6,645
Plus Net interest expense/(income)	23,760	10,919	15,509	16,336	12,652	7,851
Plus Depreciation and Amortization	4,844	11,813	15,040	14,029	9,318	4,116

EBITDA(1)	$(7,261)	$(72,716)	$13,976	$24,429	$23,614	$18,612
Plus Deferred Income (straight-line)	158	—	—	—	—	—
Plus Claim provisions	—	3,730	—	—	—	—
Plus Impairment loss	—	68,042	—	—	—	—
Plus/(minus) Change in fair value of derivatives	(2,554)	(3,012)	6,515	4,060	1,788	(248)
Plus Doubtful receivables and bad debts	—	217	160	—	—	—
Plus Share — based compensation expense (including warrants valuation	7,898	793	1,083	1,232	—	—
ADJUSTED EBITDA(1)	$(1,759)	$(2,946)	$21,734	$29,721	$25,402	$18,364

(1)	EBITDA represents net income from continuing operations, before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items such as share-based compensation expense, claim provisions, doubtful receivables, impairment loss, change in fair value of derivatives, straight-line of revenue and the effect of the amortization of the deferred revenue due to the assumption of charters associated with certain vessels acquisitions. The Company uses Adjusted EBITDA because it believes that EBITDA is a basis upon which liquidity can be assessed and because it believes that EBITDA presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness. The Company also believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Recapitalization and Recent Developments

$400.0 Million Recapitalization

On October 13, 2009, the Company consummated all of the following transactions simultaneously in connection with an approximately $400.0 million recapitalization of the Company:

•	Grandunion transferred 100% ownership in three dry bulk carriers (which transaction included assets with a carrying value of approximately $75.3 million and the assumption of a facility of $37.4 million, for a net value of $35.0 million) to the Company in exchange for 1,581,483 newly issued common shares of the Company. The details of the three new dry bulk vessels and their related charters are set forth in the below table:

Name	Type	DWT	Charter-out rate per day (net)	Charter Term (years)

China	Capesize	135,364	$12,753	Through March 2017 (maximum option)
Australia	Capesize	172,972	$20,391	Through January 2012 (maximum option)
Brazil	Capesize	151,738	$28,985 1st/2nd year $26,180 balance years, all plus profit sharing above $26,600*.	February 2015

*	Profit calculation: 85% of the Cape Spot 4 TCE Avg. minus $26,600

•	A voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 222,223 of the Company’s common shares to Rocket Marine, a company controlled by two of our former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 1,463,629 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

•	The Company issued $145.0 million in aggregate principal amount of the 7% Notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 16.1 million newly issued common shares. The Investment Bank of Greece owns $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($144.9 million) is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds are expected to be used to fund vessel acquisitions and for other general corporate purposes. In November 2009, $20.0 million of the 7% Notes were converted into approximately 2.2 million common shares. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $41.4 million on our December 31, 2009 balance sheet due to the netting impact of a beneficial conversion feature (discount) as more fully described below under the caption “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness” and in Note 12 of the Consolidated Financial Statements. We estimate as of March 18, 2010, the net outstanding amount for balance sheet purposes is approximately $44.5 million.

•	The Company’s existing syndicate of lenders entered into a new $221.4 million facility agreement, dated October 13, 2009, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility. The Company applied $20.0 million of the proceeds of the issuance of the 7% Notes to reduce the outstanding balance under the Facility Agreement to $201.4 million, and the Facility Agreement has

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

Deleveraging Activities

In November 2009, $20.0 million of the outstanding 7% Notes were converted into 2.2 million common shares at a conversion price of $9.00 per share. Following the conversion, the remaining amount of outstanding 7% Notes is $125.0 million and such notes are convertible into approximately 13.9 million common shares.

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

Fleet Expansion and Technical Management

On November 13, 2009, Grandunion entered into a non-binding letter of intent with the Company to drop down Newlead Shipping S.A., or Newlead Shipping, and four dry bulk and two product tanker vessels identified below in a transaction valued at approximately $180.0 million, of which approximately $20.0 million will be paid through the issuance of the Company’s common shares at a price of $27.0 per share. The balance of the purchase price will be paid through the assumption of existing liabilities. The transaction is subject to board approval and consents from existing creditors. It is anticipated the transaction will provide a meaningful impact on operating results by the end of the second quarter of 2010.

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

The following is a discussion of NewLead Holdings Ltd., as “Successor” to and as “Predecessor” of the recapitalization as discussed in the following paragraphs and in Note 4 (Restated) to the Consolidated Financial Statements as of December 31, 2009, for the period from October 14, 2009 to December 31, 2009 and for the period from January 1, 2009 to October 13, 2009. Also following is a discussion of the Predecessor Company’s financial condition and results of operations for the fiscal years ended December 31,

2008 and 2007. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above, which are included in this document.

Subsequent to the filing of the Company’s Annual Report on Form 20-F for the period from October 14, 2009 to December 31, 2009, the Company identified that, in connection with the reporting of the 2009 recapitalization (see Note 4 (Restated)), the goodwill resulting from the application of acquisition accounting to the Aries business was recorded directly in shareholders’ equity but should have been recorded as Goodwill in the Company’s non-current assets. The Company has corrected this error in the consolidated balance sheet and the consolidated statement of shareholders’ equity with resulting increases in Goodwill, Total Non-Current Assets, Total Assets, Additional Paid-in Capital and Total Shareholders’ Equity of $86.0 million as of December 31, 2009. As a result, goodwill increased from zero to $86.0 million, total non-current assets increased from $277.9 million to $363.9 million, total assets increased from $399.3 million to $485.3 million, additional paid-in capital increased from $110.3 million to $196.3 million and total shareholders’ equity increased from $72.5 million to $158.5 million. This correction had no effect on Net loss or Net cash used in operating activities. In addition, and unconnected to the correction of the error, certain amounts in the Consolidated Statements of Cash Flows in the Predecessor period have been reclassified to conform to the presentation adopted in the Successor period.

If the 2010 quarterly information previously released by the Company was similarly restated, the only impact would be that the line items for goodwill and shareholder’s equity would each be increased by approximately $86 million.

Subsequent to the Original Filing, the Company effected a 1-for-12 reverse split of its common shares effective August 3, 2010. Except as described above and the subsequent events note (Note 23), this Form 20-F/A does not amend or update any other information contained in the Original Filing.

With respect to the 1-for-12 reverse split event, Additional Paid-in Capital increased, and Share Capital equally decreased, by an amount of $0.7 million; due to this reclassification and in conjunction with the restatement issue described above, Additional Paid-in Capital as of December 31, 2009 amounted to $196.3 million.

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

Critical Accounting Policies (Restated)

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

Our market price on the date of issuance of the 7% Notes was $15.24 and the stated conversion price is $9.00. Since the “any time” conversion option has not been bifurcated, we recorded a beneficial conversion feature (“BCF”), totalling $100.5 million, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the period from October 14, 2009 to December 31, 2009, $17.0 million of interest was expensed in the statement of operations.

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

Goodwill:

Goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds its implied fair value.

The Company evaluates goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then a goodwill impairment is recognized by writing the goodwill down to the implied fair value.

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

On October 13, 2009, the following actions occurred in connection with the approximately $400.0 million recapitalization:

•	Our existing syndicate of lenders entered into a new $221.4 million Facility Agreement to refinance our existing revolving credit facility. As of March 18, 2010, the amount outstanding under the Facility Agreement was $190.4 million.

•	The issuance of $145.0 million of the 7% Notes, that are convertible into common shares at a conversion price of $9.00 per common share. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $41.4 million on our December 31, 2009 balance sheet due to the netting impact of a beneficial conversion feature (discount) as more fully described below under “—Indebtedness” and in Note 12 of the Consolidated Financial Statements. We estimate as of March 18, 2010, the net outstanding amount for balance sheet purposes is approximately $44.5 million.

•	We assumed a $37.4 million credit facility in relation to the three vessels transferred to us as part of the recapitalization. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize our cost of capital. As of March 18, 2010, there was no outstanding balance under this facility.

The following table below summarizes the cash flows from our operations for each of the years ended December 31, 2009, 2008 and 2007:

		Predecessor
	Successor		Year Ended	Year Ended
	October 14, 2009 to	January 1, 2009 to	December 31,	December 31,
	December 31, 2009	October 13, 2009	2008	2007
	(audited)	(audited)	(audited)	(audited)
Net cash (used in)/provided by operating activities	$(5,869)	$(10,557)	$2,901	$17,581
Net cash provided by/(used in) investing activities	—	2,216	61,083	(2,008)
Net cash provided by/(used in) financing activities	112,124	4,332	(72,419)	(14,741)

Net increase/(decrease) in cash and cash equivalents	106,255	(4,009)	(8,435)	832
Cash and cash equivalents, beginning of the year	—	4,009	12,444	11,612

Cash and cash equivalents, end of year	$106,255	$—	$4,009	$12,444

Cash Flows

As of December 31, 2009, 2008 and 2007, we had cash balances of $106.3 million, $4.0 million, and $12.4 million, respectively.

For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, net cash used in operating activities was $(10.6) million and $(5.9) million, respectively. This compares to $2.9 million, cash provided by operating activities for the year ended December 31, 2008. This change was due to a larger net loss, excluding non-cash items, which was partially offset by positive cash flow changes in working capital.

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

For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, our net cash provided by financing activities was $112.1 million and $4.3 million. This compares to net cash used in financing activities of $(72.4) million in the year ended December 31, 2008. The primary reason for the change was the use of $20.0 million of the proceeds from the issuance of the $145 million of 7% Notes to reduce the $221.4 million credit facility. Cash was used to repay our credit facility is the primary reason for the change in 2008.

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

In connection with the recapitalization, we issued $145.0 million in aggregate principal amount of 7% convertible senior notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. The 7% Notes were issued pursuant to the Indenture dated October 13, 2009 between us and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and the remainder ($144.9 million) is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas our President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds are expected to be used to fund vessel acquisitions and for other general corporate purposes. In connection with the issuance of the 7% Notes, Investment Bank of Greece received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes and the 416,667 warrants. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 2.22 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding as of March 18, 2010. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $41.4 million on our December 31, 2009 balance sheet due to the netting impact of a beneficial conversion feature (discount) described below and in Note 12 of the Consolidated Financial Statements. We estimate March 18, 2010, the net outstanding amount for balance sheet purposes is approximately $44.5 million.

We have accounted for the 7% Notes as follows:

(1) A Beneficial Conversion Feature (“BCF”); and

(2) A “Make Whole Fundamental Change” conversion option which has been valued separately. Under the accounting provision, these two components factor into the valuation of the 7% Notes as follows:

•	The BCF was valued at $100.5 million and is amortized over the life of the 7% Notes as interest expense. The BCF represents the difference between the conversion price of the 7% Notes ($9.00) and the market price of our common shares at the date of issuance ($15.24), multiplied by 16.1 million shares, assuming full conversion of the initial $145.0 7% Notes. Assuming no further conversions of the remaining $125.0 million of the 7% Notes, the annual BCF amortization will be $14.4 million annually; and

•	the Make Whole Fundamental Change was valued at $31,310 relating to an additional benefit of 10% of additional shares that the holders can potentially acquire when converting the 7% Notes should certain conditions exist. This will also be amortized over the life of the 7% Notes as an interest expense.

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

Subsequent Events

(a)	On January 1, 2010, the board of directors made an annual restricted share grant in an aggregate amount of 6,668 restricted common shares to the independent directors of the board of directors. These restricted common shares vest 100% on the first anniversary date of the grant.

(b)	In January 2010, we sold the MSC Seine and the Saronikos Bridge for an aggregate purchase price resulting in gross proceeds to us of $12.8 million, paid in cash. The Saronikos Bridge was delivered to her new owners on January 7, 2010 and the MSC Seine was delivered on January 20, 2010.

(c)	In February 2010, we signed a Stock Purchase Agreement providing for the purchase of two geared, 80,000 dwt Kamsarmaxes from COSCO Dalian Shipyard Co., Ltd. These vessels are expected to be delivered in the fourth quarter of 2010 and 2011, respectively. The aggregate purchase price of these vessels was $112.7 million. The charter attached for the first vessel is for a five-year initial term at a net daily rate of $28,710, with an option to extend the term for an additional two years. The charter for the second vessel is for a seven-year term at a net daily rate of $27,300.

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

(d)	On February 26, 2009, we entered into a five-month time charter beginning February 6, 2010 through July 1, 2010 for the 1992-built, 41,450 dwt product tanker High Land at a net of commission rate of $8,181 per day.

(e)	On August 3, 2010, the Company effected a 1-for-12 reverse split of its common shares.

G.	Safe Harbor

See the section entitled “Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

On October 13, 2009, we entered into an employment agreement with Mr. Allan L. Shaw to employ him as our Chief Financial Officer. This agreement has an initial term of three years unless terminated earlier in accordance with the terms of such agreement. The initial term shall be automatically extended for successive one year terms unless we or Mr. Shaw gives notice of non-renewal at least 180 prior to the expiration of the initial term or such one year extension to the initial term. Under the employment agreement, Mr. Shaw is expected to receive an annual gross salary of $375,000. The Company will also pay Mr. Shaw a guaranteed bonus of $375,000 for the initial Performance Period (as defined in the agreement), such bonus shall be payable on or before January 5, 2011. Mr. Shaw was also granted 166,667 of our restricted common shares subject to applicable vesting periods, as mentioned below. Mr. Shaw has been granted 250,000 options at an exercise price of $19.80 subject to applicable vesting periods as mentioned below.

2005 Equity Incentive Plan

We adopted an equity incentive plan, which we refer to herein as the 2005 Equity Incentive Plan, under which our officers, key employees and directors are eligible to receive equity compensation awards. Our board of directors adopted an amendment to the plan on December 22, 2009 pursuant to which we have reserved a total of 583,334 common shares for issuance under the plan, of which 74,375 have been issued. Our board of directors administers the plan. Under the terms of the plan, our board of directors is able to grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value of the common share as of the date of grant. The plan also permits our board of directors to award other securities, including restricted and unrestricted shares, performance shares and share appreciation rights. All options will expire no later than ten years from the date of the grant. Unless terminated earlier pursuant to its terms, the plan will terminate ten years from the date it was adopted by the board of directors.

On January 31, 2009, and pursuant to the employment agreement dated July 23, 2008 of our former Chief Executive Officer Jeffrey O. Parry, 8,334 restricted share units under the 2005 Equity Incentive Plan, were converted into 8,334 fully vested restricted common shares.

In October 2009, we issued under the 2005 Equity Incentive Plan restricted common shares to Panagiotis Skiadas, George Xiradakis and Christopher Georgakis for a total of 7,292 shares, all of which were fully vested on October 13, 2009.

On October 13, 2009, an aggregate of 18,750 restricted common shares that were issued under the 2005 Equity Incentive Plan in October 2008 to all the then-directors (3,750 restricted common shares to each director of the Company) were fully vested.

On October 13, 2009, 1,667 restricted common shares that were issued under the 2005 Equity Incentive Plan to the former Chief Financial Officer of the Company in October 2008, were fully vested.

On October 13, 2009, as per Jeffrey O. Parry’s release agreement dated October 13, 2009, 25,000 options to purchase common shares of the Company granted pursuant to the Option Agreement dated July 23, 2008, were immediately and fully vested and remain exercisable through July 23, 2018.

In November 2009, we issued outside the 2005 Equity Incentive Plan, 166,667 restricted common shares to Allan L. Shaw, subject to the following vesting periods:

•	83,333 shares are scheduled to vest January 01, 2011; and

•	83,334 shares are scheduled to vest January 01, 2012.

On October 2009, pursuant to Mr. Shaw’s employment agreement, our Chief Financial Officer he was granted a one-time option share award to purchase 250,000 common shares at $19.80 per share exercisable through the fifth anniversary of the commencement date of his employment agreement. The options shall vest on an equal monthly basis on the last day of each month during the first thirty-six (36) months of the agreement term commencing October 31, 2009.

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

The following table sets forth information regarding the beneficial ownership of the common shares of NewLead as of March 18, 2010, based on 6,621,152 common shares outstanding as of such date, by each of NewLead’s executive officers and directors.

Unless otherwise indicated, NewLead believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Amount and Nature	Percentage of
	of Beneficial	Outstanding
Name and Address of Beneficial Owner(1)	Ownership	Common Shares

Michail S. Zolotas(2)(3)(4)	18,922,888	92.3%
Nicholas G Fistes(3)(4)	2,822,888	42.6%
Allan L. Shaw(5)	166,667	2.5%
Masaaki Kohsaka	5,417	*
Spyros Gianniotis	5,417	*
Apostolos I. Tsitsirakis	5,417	*
Panagiotis Skiadas	15,417	*
Panagiotis Peter Kallifidas	*	*
George Fragos	*	*
Sozon Alifragkis	*	*
Directors and Executive Officers as a Group(2)(3)(4)	19,121,223	93.3%

*	Less than one percent

(1)	The business address of each of the individuals is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

(2)	Includes 13,877,778 common shares underlying the 7% Notes owned by Focus Maritime Corp., a Marshall Islands corporation. Focus Maritime is wholly-owned by Michail S. Zolotas. Focus Maritime’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece, 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion with the Securities and Exchange Commission (“SEC”) on October 22, 2009.

(3)	Includes 1,359,259 common shares owned by Grandunion Inc., a Marshall Islands corporation wholly-owned by Nicholas G. Fistes and Michail S. Zolotas, who each own 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 22, 2009.

(4)	Includes 1,463,629 common shares beneficially owned by Rocket Marine Inc. that is subject to a voting agreement with Grandunion, over which Grandunion has voting power. Rocket Marine Inc., a Marshall Islands corporation, is a wholly-owned subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation. Mons Bolin, the Company’s former Chief Executive Officer, President and member of the board of directors, and Captain Gabriel Petridis, the Company’s former Chairman, each own 50% of the issued and outstanding capital stock of Aries Energy Corporation. Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The principal business address for each of Aries Energy Corporation, Mr. Bolin and Cpt. Petridis is 18 Zerva Nap. Street, Glyfada, Athens Greece 166 75. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 16, 2009.

(5)	Does not include 250,000 common shares underlying options.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The following table sets forth information regarding the owners of more than 5% of our common shares, par value $0.01 per share, that we are aware of as of March 18, 2010. On March 18, 2010, there were

6,621,152 common shares outstanding. None of these shareholders have voting rights that differ from any other shareholder.

	Amount and Nature	Percentage of
	of Beneficial	Outstanding
Identity of Person or Group	Ownership	Common Shares

Focus Maritime Corp.(1)(2)	16,100,000	79.4%
Grandunion Inc.(3)(4)	2,822,888	42.6%
Michail S. Zolotas(1)(2)(3)(4)	18,922,888	92.3%
Nicholas G. Fistes(2)(4)	2,822,888	42.6%
Rocket Marine Inc.(5)	1,463,629	22.8%
S. Goldman Advisors, LLC(6)	625,000	9.2%
Investment Bank of Greece, S.A.(7)	427,750	6.3%

(1)	Focus Maritime Corp., a Marshall Islands corporation, is wholly-owned by Michail S. Zolotas. Focus Maritime’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion with the Securities and Exchange Commission (“SEC”) on October 22, 2009.

(2)	Includes 13,877,778 common shares underlying the 7% Notes.

(3)	Grandunion Inc., a Marshall Islands corporation, is wholly-owned by Nicholas G. Fistes and Michail S. Zolotas, who each own 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 22, 2009.

(4)	Includes 1,463,629 common shares beneficially owned by Rocket Marine Inc. that is subject to a voting agreement with Grandunion, over which Grandunion has voting power.

(5)	Rocket Marine Inc., a Marshall Islands corporation, is a wholly-owned subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation. Mons Bolin, the Company’s former Chief Executive Officer, President and member of the board of directors, and Captain Gabriel Petridis, the Company’s former Chairman, each own 50% of the issued and outstanding capital stock of Aries Energy Corporation. Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The principal business address for each of Aries Energy Corporation, Mr. Bolin and Cpt. Petridis is 18 Zerva Nap. Street, Glyfada, Athens Greece 166 75. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 16, 2009.

(6)	Includes 416,667 common shares underlying warrants. Beneficial ownership is shared by Sheldon Goldman, sole member of S. Goldman Advisors, LLC. The principal business address of S. Goldman Advisors, LLC and Mr. Goldman is 641 Lexington Avenue, 18th Floor, New York, NY, 10022. The foregoing information was derived from a Schedule 13D filed with the SEC on October 22, 2009.

(7)	Includes 416,667 common shares underlying warrants and 11,111 common shares underlying the 7% Notes. Represents shares owned by Investment Bank of Greece, S.A. (“IBG”), Marfin Egnatia Bank S.A. (“Marfin Egnatia”) and Marfin Popular Bank Public Co., Ltd. (“Marfin Popular”). Marfin Egnatia is deemed to beneficially own the foregoing shares as a result of its approximately 92% ownership of IBG and Marfin Popular is deemed to beneficially own such shares as a result of its approximately 97% ownership of Marfin Egnatia. The principal business address of IBG is 24B Kifissias Avenue, Maroussi, Athens Greece 151 25. The principal business address of Marfin Egnatiais 20 Mitropoleos Street and Komninon Street, Thessaloniki Greece 546 24. The principal business address of Marfin Popular is 154 Limassol Avenue, Nicosia, 2025, Cyprus. The foregoing information was derived from a Schedule 13G filed with the SEC on October 22, 2009.

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

Grandunion Inc.

Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President, are the sole stockholder and the chairman and chief executive officer, respectively, of Grandunion. On October 13, 2009, Grandunion transferred 100% ownership in three dry bulk carriers, the China, the Australia and the Brazil (which transaction included assets with a carrying value of approximately $75.3 million and the assumption of a credit facility of $37.4 million, for a net value of $35.0 million) to the Company in exchange for 1,581,483 newly issued common shares of the Company.

As part of the same transaction, a voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 222,223 of the Company’s common shares to Rocket Marine, a company controlled by two of our former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 1,463,629 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

In addition, on October 13, 2009, the Company issued $145.0 million in aggregate principal amount of 7% convertible senior notes due 2015. The 7% Notes were issued pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp., a company controlled by Michail S. Zolotas, as purchasers. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 16.1 million newly issued common shares. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and the remainder ($144.9 million) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds are expected to be used to fund vessel acquisitions and for other general corporate purposes. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding as of March 18, 2010.

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

During the fourth quarter of 2009, the Company entered into a non-binding Letter of Intent to acquire Newlead Shipping and six vessels, consisting of four dry bulk carriers and two product tankers, in a transaction valued at approximately $180.0 million, of which approximately $20.0 million will be paid through the issuance of common shares at a price no less than $27.0 per share, a premium of over 156% from the recent closing price of NewLead’s common shares. The balance of the purchase price will be paid through the assumption of existing liabilities. The transaction is subject to board approval and consents from existing creditors. It is anticipated the transaction will provide a meaningfully impact on operating results by the end of the second quarter of 2010.

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

Our credit agreement prohibits us from paying a dividend if an event of default under the credit agreement is continuing or would result from the payment of the dividend. Our credit agreement further requires us to maintain specified financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our fully revolving credit facility could prevent us from making dividend payments under certain circumstances. In March 2008, pursuant to the condition imposed by our lenders in connection with the relaxation of the interest coverage ratio under our credit facility, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the fourth quarter of 2007. The Company resumed payment of dividends with a dividend of $1.20 per share in respect of the first quarter of 2008. In September 2008, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the second quarter of 2008. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

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

The trading market for our common shares is the NASDAQ Global Market, on which the shares are listed under the symbol “NEWL”. The following table sets forth the high and low closing prices for our common shares since our initial public offering of common shares at $150.00 per share on June 3, 2005, as reported by the NASDAQ Global Market. The following prices reflect the 1-for-12 reverse split of our common shares on August 3, 2010. The high and low closing prices for our common shares for the periods indicated were as follows:

	High	Low

For the Fiscal Year Ended December 31, 2005*	$191.89	$150.01
For the Fiscal Year Ended December 31, 2006	$173.65	$109.80
For the Fiscal Year Ended December 31, 2007	$123.80	$78.00
For the Fiscal Year Ended December 31, 2008	$87.60	$3.84
For the Fiscal Year Ended December 31, 2009	$16.92	$4.32
For the Quarter Ended
March 31, 2008	$87.60	$68.16
June 30, 2008	$75.00	$58.20
September 30, 2008	$50.40	$25.08
December 31, 2008	$24.48	$3.84
March 31, 2009	$16.92	$4.44
June 30, 2009	$10.81	$4.32
September 30, 2009	$9.61	$6.92
December 31, 2009	$15.24	$9.00
For the Month
October 2009	$15.24	$9.00
November 2009	$13.92	$11.64
December 2009	$12.60	$10.80
January 2010	$11.52	$8.88
February 2010	$10.80	$8.21
March 2010 (through March 17, 2010)	$11.28	$9.84

* Period beginning June 3, 2005

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

In our Annual Report on Form 20-F (“Original Filing”) for the period October 14, 2009 to December 31, 2009, filed on March 18, 2010, management of the Company, including our CEO (principal executive officer) and CFO (principal financial officer), evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by the Original Filing. Based on that evaluation, management initially concluded that our disclosure controls and procedures were effective as of December 31, 2009 to provide reasonable assurance that the information required to be included in our reports filed or submitted under the Exchange Act as of such time was recorded, processed, summarized, and reported within the time period specified in the U.S. Securities and Exchange Commission’s (the “Commission”) rules and forms and such information was accumulated and communicated as appropriate to allow timely decisions regarding required disclosures.

Subsequent to that evaluation, in connection with the restatement discussed in note 2 of our consolidated financial statements, management of the Company, including our CEO (principal executive officer) and CFO (principal financial officer), reevaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. As a result of such re-evaluation, management, including our CEO (principal executive officer) and CFO (principal financial officer), has concluded that our disclosure controls and procedures were not effective as of December 31, 2009 because of the material weakness in internal control over financial reporting described below.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is properly recorded, processed, summarized and reported within the time periods required by the Commission’s rules and forms, and that such information is accumulated and communicated to management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed by, or under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and carried out by the Company’s Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal control over financial reporting.

We did not maintain effective controls over the recognition and measurement of goodwill. Specifically, our controls to prevent and detect the misapplication of the acquisition method of accounting required for the non routine and complex transaction of the October 2009 re-capitalization, did not operate effectively. More specifically the goodwill resulted from this transaction has been recorded directly in shareholder’s equity, instead in separate balance sheet account. This control deficiency resulted in understatement of Goodwill and shareholders’ equity of approximately $86.0 million and resulted in the restatement of the Company’s consolidated financial statements as of December 31, 2009. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

In Management’s annual report on internal control over financial reporting included in the Company’s original filing of the Annual Report on Form 20-F for the period from October 14, 2009 to December 31, 2009, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009. Management has subsequently determined that the material weakness described above existed as of December 31, 2009. As a result of this material weakness, management has concluded that the Company did not maintain effective internal control over financial reporting surrounding the re-capitalization accounting as of December 31, 2009 based on the criteria set forth in Internal Control — Integrated Framework issued by the COSO. Accordingly, management has restated its original report on internal control over financial reporting.

(c)	Attestation report of the independent registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm, as stated in their report which appears herein.

(d)	Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

(e)	Remediation efforts and/or plans for the remediation

We are in the process of implementing a remediation plan to address the material weakness described above. A number of steps have already been taken to improve our financial close and reporting and our disclosure controls and procedures.

Specifically, since the beginning of 2010, the following actions have been taken:

•	We have appointed new external consultants to assist us with completing our implementation of a comprehensive system of internal controls over financial closing and reporting. In addition, the consultants will be assisting us with documenting and evaluating the adequacy and operating effectiveness of our company’s internal control environment.

•	We have hired senior accounting staff with US GAAP expertise and significant professional experience in the shipping industry and in particular in other US listed companies.

•	We have hired a new Internal Auditor with sufficient professional experience in the shipping industry and in particular in other US listed companies.

The Audit Committee of the Board of Directors has been informed of the material weakness over the application of U.S. GAAP. They are being updated as to the Company’s remediation progress, and we would expect this communication to continue until all control deficiency issues are addressed and remediated to their satisfaction.

Our disclosure controls and procedures relating to the non routine and complex recapitalization transaction were not effective as of December 31, 2009. Upon the remediation action mentioned above, as of April 11, 2011, we believe that our disclosure procedures and controls were effective to ensure that information required to be disclosed by us in the reports we file is accumulated and communicated to our management to allow timely decisions regarding required disclosures.

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

Item 19.	Exhibits

1.1	Amended and Restated Memorandum of Association of NewLead Holdings Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on September 30, 2009 and hereby incorporated by reference.)
1.2	Certificate of Incorporation on Change of Name (Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K, filed on January 8, 2010 and hereby incorporated by reference.)
1.3	Amended and Restated Bye-laws of the Company (Previously filed as Exhibit 3.1 to the Company’s Report on Form 6-K, filed on January 27, 2010 and hereby incorporated by reference.)
2.1	Indenture, dated as of October 13, 2009 between the Company and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
2.2	Form of Note Purchase Agreement, dated October 13, 2009 among the Company, each of the purchasers listed on the signature thereto, and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
2.3	Form of 7% Convertible Senior Note Due 2015, dated as of October 13, 2009, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
2.4	Warrant Certificate, dated October 13, 2009 from the Company to Investment Bank of Greece (Previously filed as Exhibit 99.8 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.1	Form of Equity Incentive Plan (Previously filed as Exhibit 10.6 to the Company’s 10.6 to the Company’s registration statement on Form F-1/A (Registration No. 333-124952) and hereby incorporated by reference.)
4.2	Amendment to Equity Incentive Plan (Previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)
4.3	Fifth Supplemental Agreement, dated June 11, 2008 between the Company and The Bank of Scotland relating to the Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed on June 30, 2008 and hereby incorporated by reference.)
4.4	Sixth Supplemental Agreement, dated June 24, 2009 between the Company and The Bank of Scotland relating to a Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)
4.5	$145 Million Convertible Bond Commitment Letter, dated July 15, 2009 between Investment Bank of Greece and the Company (Previously filed as Exhibit 99.F to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.6	Financial Agreement, dated August 18, 2009 among Marfin Bank, Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 27, 2010 and hereby incorporated by reference.)
4.7	Securities Purchase Agreement, dated September 16, 2009 between Grandunion Inc. and the Company (Previously filed as Exhibit 99.D to the Schedule 13D (Amendment No. 1) of Grandunion Inc. and Focus Maritime Corp., filed on October 22, 2009 and hereby incorporated by reference.)

4.8		Voting Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.B to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.9		Lock-Up Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.C to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.10		Lock-Up Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.D to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.10		Lock-Up Agreement, dated September 16, 2009 between Grandunion Inc. and the Company (Previously filed as Exhibit 99.E to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.11		Facility Agreement, dated October 13, 2009 among the Company, Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) (Previously filed as Exhibit 99.5 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.12		Warrant Purchase Agreement, dated October 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.6 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.13		Warrant Agreement, dated October 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.7 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.14		Registration Rights Agreement, dated October 13, 2009 among Investment Bank of Greece, Focus Maritime Corp. and the Company (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.15		Registration Rights Agreement, dated October 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.16		$80 Million Secured Senior and Junior Term Loan Facility Commitment Letter, dated February 19, 2019 between Bank of Scotland and the Company, as guarantor (Previously filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F, filed on March 18, 2010 and incorporated by reference.)
8.1		List of Subsidiaries (Previously filed as Exhibit 8.1 to the Company’s Annual Report on Form 20-F, filed on March 18, 2010 and incorporated by reference.)
12	.1*	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer.
12	.2*	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer.
13	.1*	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13	.2*	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail S. Zolotas
Name:     Michail S. Zolotas

Title:	Chief Executive Officer

April 11, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2009 and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from October 14, 2009 to December 31, 2009 present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries (Successor) at December 31, 2009, and the results of their operations and their cash flows for the period from October 14, 2009 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Management and we previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009. However, management has subsequently determined that a material weakness in internal control over financial reporting related to accounting for the October 2009 re-capitalization existed as of December 31, 2009. Accordingly, Management’s annual report on internal control over financial reporting appearing under Item 15(b) has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report. In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to accounting for the October 2009 re-capitalization existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in management’s report referred to above. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and our present opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2009 financial statements to correct an error.

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 18, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the reverse share split discussed in Note 23, as to which the date is December 29, 2010, and except for the restatement discussed in Note 2 to the consolidated financial statements and the matter described in the penultimate paragraph of Management’s annual report on internal control over financial reporting, as to which the date is April 11, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the consolidated balance sheet as of December 31, 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from January 1, 2009 to October 13, 2009, and for each of the two years in the period ended December 31, 2008 present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries (Predecessor) at December 31, 2008, and the results of their operations and their cash flows for the period from January 1, 2009 to October 13, 2009 and for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 18, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the reverse stock split discussed in Note 23, as to which the date is December 29, 2010.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars except share amounts)

		Successor	Predecessor
		As of December 31,	As of December 31,
	Notes	2009	2008
		(Restated)
ASSETS
Current assets
Cash and cash equivalents	2	$106,255	$4,009
Restricted cash	5	403	8,510
Trade receivables, net	2	4,572	2,533
Other receivables		496	2,289
Inventories	6	3,085	1,224
Prepaid expenses		1,082	967
Back log asset	13	5,528	—
Due from managing agent	21	—	160
Due from related parties		—	49

Total current assets		121,421	19,741

Restricted cash	5	9,668	—
Assets held for sale	7	8,250	—
Vessels and other fixed assets, net	7	253,115	296,463
Goodwill	4	86,036	—
Deferred charges, net	8	6,831	1,573

Total non-current assets		363,900	298,036

Total assets		$485,321	$317,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	11	$14,240	$223,710
Accounts payable, trade	9	11,048	3,601
Accrued liabilities	10	16,957	7,776
Deferred income		226	1,807
Derivative financial instruments	17	9,687	12,451
Deferred charter revenue	13	—	2,144
Due to managing agent	21	2,054	—

Total current liabilities		54,212	251,489

Derivative financial instruments	17	7,407	—
7% convertible senior notes, net	12	41,430	—
Deferred income		730
Deferred charter revenue	13	—	772
Long-term debt	11	223,030	—

Total non-current liabilities		272,597	772

Total liabilities		326,809	252,261

Commitments and contingencies	19	—	—
Shareholders’ equity
SUCCESSOR
Preference Shares, $0.01 par value, 500 million shares authorized, none issued
Common Shares, $0.01 par value, 1 billion shares authorized, 6.6 million shares issued and outstanding as of December 31, 2009		67
PREDECESSOR
Preference Shares, $0.01 par value, 30 million shares authorized, none issued
Common Shares, $0.01 par value, 100 million shares authorized, 2.4 million shares issued and outstanding as of December 31, 2008			24
Additional paid-in capital		196,317	114,053
Accumulated deficit	15	(37,872)	(48,561)

Total shareholders’ equity		158,512	65,516

Total liabilities and shareholders’ equity		$485,321	$317,777

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts)

		Successor	Predecessor
		October 14, 2009	January 1, 2009	Year Ended	Year Ended
		to	to	December 31,	December 31,
	Notes	December 31, 2009	October 13, 2009	2008	2007

OPERATING REVENUES	16	$14,096	$33,564	$56,519	$55,774
EXPENSES:
Commissions	21	(407)	(769)	(689)	(551)
Voyage expenses		(4,634)	(8,574)	(6,323)	(2,713)
Vessel operating expenses	21	(6,530)	(22,681)	(19,798)	(17,489)
General & administrative expenses	21	(12,025)	(8,366)	(7,816)	(5,278)
Depreciation and amortization expenses	7	(4,844)	(11,813)	(15,040)	(14,029)
Impairment loss	2	—	(68,042)	—	—
Management fees		(315)	(900)	(1,404)	(1,243)

		(28,755)	(121,145)	(51,070)	(41,303)

Net operating (loss) / income		(14,659)	(87,581)	5,449	14,471
OTHER INCOME / (EXPENSES), NET:
Interest & finance expense, net	11	(23,996)	(10,928)	(15,741)	(16,966)
Interest income		236	9	232	630
Other income / (expense), net		—	40	2	(11)
Change in fair value of derivatives	17	2,554	3,012	(6,515)	(4,060)

Total other expenses, net		(21,206)	(7,867)	(22,022)	(20,407)

Net loss from continuing operations		(35,865)	(95,448)	(16,573)	(5,936)

Net loss from discontinued operations	22	(2,007)	(30,316)	(23,255)	(2,797)

Net loss		$(37,872)	$(125,764)	$(39,828)	(8,733)

Loss per share:
Basic and diluted
Continuing operations		$(6.42)	$(39.84)	$(6.94)	(2.50)

Discontinued operations		$(0.36)	$(12.65)	$(9.75)	(1.18)

Total		$(6.78)	$(52.49)	$(16.69)	(3.68)

Weighted average number of shares:
Basic and diluted		5,588,937	2,395,858	2,386,182	2,373,238

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(All amounts expressed in thousands of U.S. dollars)

		Common
		Shares
		(Number of		Additional		Total
		Shares in	Share	Paid-in	Accumulated	Shareholders’
	Notes	Thousands)	Capital	Capital	Deficit	Equity

Balance at December 31, 2006 (Predecessor)		2,368	$24	$132,564	$—	$132,588
Net loss		—	—	—	(8,733)	(8,733)
Issuance of common shares	14	17	0	2	—	2
Share-based compensation	14	—	—	1,232	—	1,232
Dividends paid	15	—	—	(17,970)	—	(17,970)

Balance at December 31, 2007 (Predecessor)		2,385	24	115,828	(8,733)	107,119
Net loss		—	—	—	(39,828)	(39,828)
Issuance of common shares	14	29	0	4	—	4
Share-based compensation	14	—	—	1,083	—	1,083
Dividends paid	15	—	—	(2,862)	—	(2,862)

Balance at December 31, 2008 (Predecessor)		2,414	24	114,053	(48,561)	65,516
Net loss		—	—	—	(125,764)	(125,764)
Issuance of common shares	14	7	1	—	—	1
Share-based compensation	14	—	—	793	—	793

Balance at October 13, 2009 (Predecessor)		2,421	$25	$114,846	$(174,325)	$(59,454)

Change in control — basis adjustment, restated	4	—	—	(77,978)	174,325	96,347
Contribution of vessels	4	1,582	16	34,981	—	34,997
Beneficial conversion feature on the 7% convertible senior notes	12	—	—	100,536	—	100,536
Conversion of the 7% convertible senior notes ($20m)		2,222	22	19,978	—	20,000
Net loss		—	—	—	(37,872)	(37,872)
Share-based compensation	14	390	4	3,954	—	3,958

Balance at December 31, 2009 (Successor), restated		6,615	$67	$196,317	$(37,872)	$158,512

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. dollars)

		Successor	Predecessor
		October 14, 2009	January 1, 2009	Year Ended	Year Ended
		to	to	December 31,	December 31,
	Notes	December 31, 2009	October 13, 2009	2008	2007
Cash flows from operating activities:
Net loss		$(37,872)	$(125,764)	$(39,828)	$(8,733)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation and amortization	7,13	3,656	17,368	30,493	37,138
Impairment loss		—	91,601	30,075	—
Provision for doubtful receivables		—	292	1,018	—
Amortization and write-off of deferred financing costs	8	1,391	555	1,333	1,308
Amortization of deferred charter revenue		—	(1,694)	(8,115)	(6,010)
Amortization of back log asset		1,992	—	—	—
Amortization of the beneficial conversion feature	12	17,000	—	—	—
Change in fair value of derivative financial instruments	17	(2,554)	(3,012)	6,515	4,060
Payments for dry-docking / special survey costs		(1,040)	(4,306)	(2,159)	(6,144)
Share-based compensation	14	3,958	793	1,083	1,232
Warrants compensation expense	17	3,940	—	—	—
Loss / (Gain) on sale of vessels		—	5,584	(13,569)	—
Changes in assets and liabilities	18	3,660	8,026	(3,945)	(5,270)

Net cash (used in)/ provided by operating activities		(5,869)	(10,557)	2,901	17,581

Cash flows from investing activities:
Vessel acquisitions/ additions		—	—	—	(399)
Other fixed asset acquisitions		—	(63)	(27)	(37)
Restricted cash		—	—	1,548	(1,572)
Vessels disposals		—	2,279	59,562	—

Net cash provided by/ (used in) investing activities		—	2,216	61,083	(2,008)

Cash flows from financing activities:
Principal repayments of long-term debt	11	(57,400)	(2,280)	(61,090)	—
Proceeds from long-term debt	11	35,840	—	—	—
Proceeds from 7% convertible senior notes, net	12	140,718	—	—	—
Restricted cash	5	(8,173)	6,612	(8,471)	3,227
Shareholders contribution		1,139	—	—	—
Proceeds from issuance of capital shares		—	—	4	2
Dividends paid		—	—	(2,862)	(17,970)

Net cash provided by/ (used in) financing activities		112,124	4,332	(72,419)	(14,741)

Net increase/ (decrease) in cash and cash equivalents		106,255	(4,009)	(8,435)	832
Cash and cash equivalents
Beginning of year		—	4,009	12,444	11,612

End of year		$106,255	$—	$4,009	$12,444

Supplemental cash flow information:
Interest paid		$663	$13,140	$13,453	$23,211

Supplemental Cash Flow information

(1)	As a result of the change in control the predecessor assets and liabilities were adjusted to fair value on October 13, 2009, which amounted to an increase of $96,347, in shareholders’ equity (see note 4 (Restated)).

(2)	Contribution of the Grandunion Inc. vessels amounting to $75,289 in vessels and $37,400 in Long-term debt (see note 4 (Restated)).

(3)	Issuance of warrants related to financing costs amounting to $3,940 (see note 2).

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

On October 13, 2009, the Company announced an approximately $400,000 recapitalization, which resulted in Grandunion Inc. (“Grandunion”) acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 222,223 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As at December 31, 2009, Grandunion owned approximately 21% of the Company and, as a result of the voting agreement, controls the vote of approximately 43% of the Company’s outstanding common shares.

In connection with the recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 16.1 million newly issued common shares. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($144,900) is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at December 31, 2009 owns approximately 34% of the Company’s outstanding common shares.

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

As of December 31, 2009, NewLead’s subsidiaries included in these consolidated financial statements are as follows:

				Successor	Predecessor
		Country of		Periods that	Periods that
Company Name		Incorporation	Vessel Name	vessel operates	vessel operates
1.	Land Marine S.A.	Marshall Islands	M/T High Land	10/14 /2009-12/31/2009	03/07/2003 – 10/13/2009
2.	Rider Marine S.A.	Marshall Islands	M/T High Rider	10/14 /2009 – 12/31/2009	03/18/2003 – 10/13/2009
3.	Ostria Waves Ltd.	Marshall Islands	M/T Ostria	10/14 /2009 – 12/31/2009	05/25/2004 – 10/13/2009
4.	Altius Marine S.A.	Marshall Islands	M/T Altius(1)	10/14 /2009 – 12/31/2009	06/24/2004 – 10/13/2009
5.	Fortius Marine S.A.	Marshall Islands	M/T Fortius(2)	10/14 /2009 – 12/31/2009	08/02/2004 – 10/13/2009
6.	Vintage Marine S.A.	Marshall Islands	M/T Arius(3)	—	08/05/2004 – 06/11/2008
7.	Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	10/14 /2009 – 12/31/2009	12/09/2004 – 10/13/2009
8.	Chinook Waves Corporation	Marshall Islands	M/T Chinook(4)	10/14 /2009 – 12/31/2009	11/30/2005 – 10/13/2009
9.	Compass Overseas Ltd.	Bermuda	M/T Stena Compass	10/14 /2009 – 12/31/2009	02/14/2006 – 10/13/2009
10.	Compassion Overseas Ltd.	Bermuda	M/T Stena Compassion	10/14 /2009 – 12/31/2009	06/16/2006 – 10/13/2009
11.	Santa Ana Waves Corporation	Marshall Islands	—	10/14 /2009 – 12/31/2009	—
12.	Makassar Marine Ltd.	Marshall Islands	M/V Saronikos Bridge(5)	10/14 /2009 – 12/31/2009	7/15/2005 – 10/13/2009
13.	Seine Marine Ltd.	Marshall Islands	M/V MSC Seine(6)	10/14 /2009 – 12/31/2009	6/24/2005 – 10/13/2009
14.	Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope(7)	—	7/26/2004 – 06/29/2009
15.	Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V Energy 1(8)	—	4/28/2004 – 06/02/2008
16.	Dynamic Maritime Co.	Marshall Islands	M/V MSC Oslo(9)	—	6/1/2004 – 04/30/2008
17.	Australia Holdings Ltd.	Liberia	M/V Australia	10/14 /2009 – 12/31/2009	—
18.	Brazil Holdings Ltd.	Liberia	M/V Brazil	10/14 /2009 – 12/31/2009	—
19.	China Holdings Ltd.	Liberia	M/V China	10/14 /2009 – 12/31/2009	—
20.	AMT Management Ltd.	Marshall Islands	—	—	—
21.	Aries Maritime (US) LLC	United States	—(10)	—	—
22.	Abroad Consulting Ltd.	Marshall Islands	—(11)	—	—

(1)	M/T Altius was renamed to Newlead Avra on February 14, 2010.

(2)	M/T Fortius was renamed to Newlead Fortune on March 11, 2010.

(3)	M/T Arius was sold on June 11, 2008.

(4)	A memorandum of agreement (MOA) for the sale of the M/T Chinook was signed on February 18, 2010.

(5)	M/V Saronikos Bridge was sold on January 7, 2010.

(6)	M/V MSC Seine was sold on January 20, 2010.

(7)	M/V Ocean Hope was sold on June 29, 2009.

(8)	M/V Energy 1 was sold on June 2, 2008.

(9)	M/V MSC Oslo was sold on April 30, 2008.

(10)	Aries Maritime (US) LLC was incorporated on October 23, 2008, as a representative office in the United States.

(11)	Abroad Consulting Ltd. was incorporated on November 13, 2009.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Restated)

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

Restatement of Previously Issued Financial Statements:

Subsequent to the filing of the Company’s Annual Report on Form 20-F for the period October 14, 2009 to December 31, 2009, the Company identified that, in connection with the reporting of the 2009 recapitalization (see Note 4), the goodwill resulting from the application of acquisition accounting to the Aries business was recorded directly in shareholders’ equity but should have been recorded as Goodwill in the Company’s non-current assets. The Company has corrected this error in the consolidated balance sheet and the consolidated statement of shareholders’ equity with resulting increases in Goodwill, Total Non-Current Assets, Total Assets, Additional Paid-in Capital and Total Shareholders’ Equity of $86,036 as of December 31, 2009. As a result, goodwill increased from zero to $86,036, total non-current assets increased from $277,864 to $363,900, total assets increased from $399,385 to $485,321, additional paid-in capital increased from $110,281 to $196,317 and total shareholders’ equity increased from $72,476 to $158,512. This correction had no effect on Net loss or Net cash used in operating activities.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Vessels and Other Fixed Assets, net:

Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred. Pursuant to the recapitalization on October 13, 2009, the Company’s predecessor vessels were adjusted to fair value (see note 4 (Restated)).

The component of each new vessel’s initial capitalized cost that relates to dry-docking and special survey calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-docking and special survey, is treated as a separate component of the vessel’s cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs.

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

Goodwill:

Goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds its implied fair value.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

The Company evaluates goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then a goodwill impairment is recognized by writing the goodwill down to the implied fair value.

Backlog asset / Deferred charter revenue:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time or bareboat charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as a back log asset; otherwise, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as an increase in, or a reduction of, “Depreciation and Amortization Expense” over the remaining period of the time or bareboat charters acquired.

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

Insurance Claims:

Insurance claims represent the claimable expenses, net of deductibles, which are probable to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the accounting guidance for contingencies based on the Company’s historical experience and the shipping industry practices. These claims are included in the consolidated balance sheet line item “Other current assets”.

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

Reclassifications

Certain amounts in prior periods financial statements have been reclassified to conform to current period presentation.

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

4.	RECAPITALIZATION (RESTATED)

On October 13, 2009, the Company consummated all of the following transactions simultaneously in connection with the approximately $400,000 recapitalization of the Company, as described below:

•	Grandunion transferred 100% ownership in three dry bulk carriers (which transaction included assets with a carrying value of approximately $75,289 and the assumption of a credit facility of $37,400, for a net value of approximately $35,000) to the Company in exchange for 1,581,483 newly issued common shares of the Company. These three vessels and other related assets and liabilities have been recorded at Grandunion historical cost since control over the vessels and other related assets and liabilities have not changed. The details of the three new dry bulk vessels and their related charters are set forth in the below table:

Name	Type	DWT	Charter-out rate per day (net)	Charter Term (years)

China	Capesize	135,364	$12.75	Through March 2017 (maximum option)
Australia	Capesize	172,972	$20.39	Through January 2012 (maximum option)
Brazil	Capesize	151,738	$28.98 1st/2nd year $26.18 balance years, all plus profit sharing above $26.60.	February 2015

•	A voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 222,223 of the Company’s common shares to Rocket Marine, a company controlled by two of the Company’s former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 1,463,629 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

•	The Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015, referred to herein as the “7% Notes”. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 16.1 million newly issued common shares. The Investment Bank of Greece owns $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($144,900) is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. The proceeds of the 7% Notes were used in part to repay, in an amount of $20,000, a portion of existing indebtedness and the remaining proceeds are expected to be used to fund vessel acquisitions and for other general corporate purposes. In November 2009, $20,000 of the 7% Notes were converted into approximately 2.2 million common shares. The $125,000 outstanding principal amount of our 7% Notes is reflected as $41,430 on our December 31, 2009 balance sheet due to the netting impact of a beneficial conversion feature (discount) described in Note 12.

•	The Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, dated October 13, 2009, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.

•	The Company assumed a $37,400 credit facility in relation to the three vessels transferred to it as part of the recapitalization. The $37,400 credit facility is payable in 20 consecutive quarterly instalments of $1,560 and a $6,200 repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. As of December 31, 2009, the outstanding balance was $35,840. Subsequent to the year end, the facility was repaid in full. The Company pays a 1% commitment fee on the undrawn amount.

The transaction was recorded as follows:

1. The transfer of the three vessels to NewLead from Grandunion is accounted for as an asset acquisition and at historical book value, since control over the vessels has not changed.

2. The acquisition of the predecessor entity was accounted for under the acquisition method of accounting and accordingly, these assets and liabilities assumed were recorded at their fair values. The Company utilized a combination of valuation methods, such as the market approach and the income approach, in order to determine the fair values of the predecessor vessels’ time charters attached, the charter free values of the vessels and the calculation of the equity consideration. The fair value of the entity as a business was determined based on its capitalization on October 13, 2009. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed resulted in a premium (goodwill) of $86,036 and was recorded in the line “Goodwill” in the Company’s consolidated balance sheet. Goodwill has been allocated to the wet and dry reporting units, based on the fair values of the vessels, at approximately 76% and 24%, respectively.

The carrying amount of Goodwill as of December 31, 2009 was analyzed as follows:

Balance January 1, 2009	$—
Goodwill acquired during the year	86,036

Balance December 31, 2009	$86,036

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

The following table shows the roll forward of the balance sheet of NewLead (Predecessor) as of October 13, 2009 to NewLead (Successor) on October 13, 2009 and is being presented solely to reflect the change of control and contribution from Grandunion:

	October 13, 2009	October 13, 2009

	Predecessor	Successor
					Contributions
					from
				Value of	Grandunion			Post
				Assets	(at historical	Financing		Recapitalized
	Carrying	Basis		and Liabilities	basis)	Activities		Carrying
	Value	Adjustments		Acquired	(5)	(7)		Values
	A	B		C=A+B	D	E		F=C+D+E
		(Restated)		(Restated)				(Restated)
Cash and cash equivalents	$—	$—		$—	$1,139	$131,544	(8)	$132,683
Restricted cash	1,898	—		1,898	—	(1,498	)(7)	400
Trade receivables, net	3,721	—		3,721	—	—		3,721
Other receivables	584	—		584	—	—		584
Inventories	2,713	—		2,713	262	—		2,975
Prepaid expenses	1,102	—		1,102	—	—		1,102
Backlog asset	—	7,520	(2)	7,520	—	—		7,520

Total current assets	10,018	7,520		17,538	1,401	130,046		148,985
Vessels and other fixed assets, net	185,813	2,587	(1)	188,400	75,289	—		263,689
Restricted cash	—	—		—	—	10,672	(7)	10,672
Deferred charges, net	1,018	(1,018	)(3)	—	—	8,222	(8)	8,222
Goodwill	—	86,036		86,036	—	—		86,036

Total non-current assets	186,831	87,605		274,436	75,289	18,894		368,619

Total assets	196,849	95,125		291,974	76,690	148,940		517,604

Current portion of long-term debt	(221,430)	—		(221,430)	(6,240)	193,430	(7)	(34,240)
Accounts payable, trade	(10,146)	—		(10,146)	—	—		(10,146)
Accrued liabilities	(11,794)	—		(11,794)	(298)	—		(12,092)
Deferred income	(673)	—		(673)	(887)	—		(1,560)
Derivative financial instruments	(9,439)	—		(9,439)	(2,295)	—		(11,734)
Deferred charter revenue	(1,222)	1,222	(4)	—	—	—		—
Due to managing agent	(1,599)	—		(1,599)	—	—		(1,599)

Total current liabilities	(256,303)	1,222		(255,081)	(9,720)	193,430		(71,371)

Deferred Income	—	—		—	(813)	—		(813)
Derivative financial instruments	—	—		—	—	(3,971	)(8)	(3,971)
7% Convertible senior notes, net						(44,433	)(8)	(44,433)
Long-term debt	—	—		—	(31,160)	(193,430	)(7)	(224,590)

Total non-current liabilities	—	—		—	(31,973)	(241,834)		(273,807)

Total liabilities	(256,303)	1,222		(255,081)	(41,693)	(48,404)		(345,178)

Share capital	(24)	—		(24)	(16)	—		(40)
Additional paid-in capital	(114,847)	(96,347)		(36,869)	(34,981)	(100,536)		(172,386)
Accumulated deficit	174,325 (6)	—		—	—	—		—

Total shareholders’ equity	59,454	(96,347)		(36,893)	(34,997)	(100,536)		(172,426)

Total liabilities and shareholders’ equity	$(196,849)	$(95,125)		$(291,974)	$(76,690)	$(148,940)		$(517,604)

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

(1)	Vessels and other fixed assets, net were adjusted to fair market value.

(2)	Backlog asset which relates to charter-out contracts were determined to have a fair value.

(3)	Deferred charges were valued at $0.

(4)	Deferred charter revenue was valued at $0.

(5)	The assets and liabilities of the three vessel owning companies brought into the Company from Grandunion were recorded at their historical cost.

(6)	Accumulated deficit was transferred to additional paid-in capital.

(7)	The Company’s existing syndicate of lenders entered into the new Facility Agreement, dated October 13, 2009, which resulted in the classification of the debt according to the contractual terms. As a result of the new Facility agreement the Company complied with its covenants, note 11, and on the recapitalization date the Company’s debt was reclassified between its long and short term components based on its contractual terms, while the agreement requires restricted cash of 5%.

(8)	Represents the issuance of the 7% Notes described at the beginning of this note, net of discounts. For the detailed components of the 7% Notes see discussion in notes 2 (warrants) and 12.

5.	RESTRICTED CASH

	Successor	Predecessor
	As of December 31,	As of December 31,
	2009	2008
Retention account	$—	$2,054
Minimum Liquidity	403	6,436
Other	—	20

Short term restricted account	403	8,510

Minimum Liquidity	9,668	—

Long term restricted account	9,668	—

	$10,071	$8,510

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

The results of the above sold vessels until the date of their delivery to their new owners, have been reported as discontinued operations in the accompanying statements of operations and cash flows (see note 22). On October 13, 2009, Grandunion (an affiliate Company) transferred three dry bulk carriers to the Company with a net historical basis of $75,289 (see note 4 (Restated)).

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

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, (“Any time” conversion option, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. These warrants have been fair valued as of October 13, 2009 as such they will be amortized over a period of six years. The warrants are to be marked to market at every reporting date. The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas the Company’s President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20,000, a portion of existing indebtedness and the remaining proceeds are expected to be used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes.

In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at December 31, 2009.

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

The Company’s market price on the date of issuance was $15.24 and the stated conversion price is $9.00. Since the “Any time” conversion option has not been bifurcated, the Company recorded a beneficial conversion feature (BCF), totalling $100,536, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the period from October 14, 2009 to December 31, 2009, $17,000 of interest was expensed in the statement of operations.

The amount regarding the 7% Notes presented in the Consolidated Balance Sheet is analysed as follows:

Successor
December 31,
2009

7% Convertible Senior Notes — initially issued	$(145,000)
Partial conversion of the convertible senior notes	20,000

7% Convertible Senior Notes — outstanding	(125,000)
Beneficial conversion feature	100,536
Amortization of the beneficial conversion feature	(17,000)
Make whole fundamental change	34

7% Convertible Senior Notes	$(41,430)

13.	BACK LOG ASSET / DEFERRED CHARTER REVENUE

December 31, 2006 (Predecessor)	$17,041
Amortization	(6,010)

December 31, 2007 (Predecessor)	11,031
Amortization	(8,115)

December 31, 2008 (Predecessor)	2,916
Amortization	(1,694)

October 13, 2009 (Predecessor)	1,222
Change in control — basis adjustment*	6,298
Amortization	(1,992)

December 31, 2009 (Successor)	5,528

Short-term	5,528
Long-term	—

$5,528

*	On the date of recapitalization the remaining balance of deferred charter revenue of $1,222 was written off (see note 4 (Restated)).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

14.	SHARE-BASED COMPENSATION

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

On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 83,334 in order for the Company to best compensate its officers, directors and employees, (b) ensure that no incentive share options shall be granted under the Plan from and following May 29, 2009.

On December 22, 2009, the Company’s new management further amended the Plan to increase the number of common shares reserved for issuance to 583,334 in order for the Company to best compensate its officers, directors and other employees.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

A summary of the activity for restricted share awards during the periods October 14 to December 31, 2009, January 1 to October 13, 2009 and the years ended of December 31, 2008 and 2007 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Vesting Period
	Shares	Fair Values	(Years)

Outstanding and non-vested shares, at January 1, 2007 (Predecessor)	—	$—	—
Granted(1)	16,668	$103.68	0.8
Vested	(8,334)	$103.68	—

Outstanding and non-vested shares, as of December 31, 2007 (Predecessor)	8,334	$103.68	0.8
Granted(2)	28,751	$38.91	1.2
Vested	(17,085)	$70.05	—

Outstanding and non-vested shares, as of December 31, 2008 (Predecessor)	20,000	$39.30	1.6
Granted(3)	7,293	$15.24	0.0
Vested	(27,293)	$32.87	—

Outstanding and non-vested shares, as of October 13, 2009 (Predecessor)	—	—	0.0
Granted(4)	390,001	$15.13	0.8
Vested	(208,334)	$15.24	—

Outstanding and non-vested shares, as of December 31, 2009 (Successor)	181,667	$15.01	1.8

(1)	8,334 shares had immediate vesting and 8,334 shares were vested in April 2008.

(2)	18,750 shares vest over a three-year period, 8,334 shares had immediate vesting and 1,667 shares vests over a two-year period. Vesting for these shares was accelerated on the date of recapitalization.

(3)	Vested on the date of the recapitalization.

(4)	208,334 shares had immediate vesting, 166,667 have a two-year vesting schedule (at January 1, 2011, and 2012), while 15,000 vest in three years (at January 1, 2011, 2012, and 2013).

Compensation cost of $2,348, related to non-vested shares will be primarily recognized over the next two years.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

Share options

The summary of share option awards is summarized as follows (in thousands except per share data):

		Weighted	Weighted	Weighted
	Number of	Average	Average Fair	average Vesting
	Options	Exercise Price	Value	Period (years)

Outstanding, at January 1, 2008 (Predecessor)	—	—	—	—
Granted(1)	25,000	$104.00	$6.20	3.0
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of December 31, 2008 (Predecessor)	25,000	$104.00	$6.20	3.0
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of October 13, 2009 (Predecessor)	25,000	$104.00	$6.20	0.0
Granted(2)	250,000	$19.80	$6.25	3.0
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of December 31, 2009 (Successor)	275,000	$27.45	$6.24	3.0

Exercisable at December 31, 2009	45,834	$65.76	$6.24	—

(1)	In 2008, the Company granted to 25,000 share options to purchase common shares subject to a vesting period of three annual equal installments. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 5% and an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per share option amounted to $6.60 with an expected life of 6 years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per share option amounted to $5.40. No share options were granted during the year ended December 31, 2007. On October 13, 2009, all these shares were vested due to the recapitalization.

(2)	In 2009, the Company granted 250,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting upon certain circumstances. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 0% and an expected volatility of 90%. The risk-free interest rate was 2.3% and the weighted average fair value per share option amounted to $6.25.

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

Common Shares

As a result of the issuance of restricted shares during the periods October 14 to December 31, 2009, January 1 to October 13, 2009, and the years ended December 31, 2008, and 2007, the Company’s share capital was increased (amounts in thousand shares) by 390, 7, 29, and 17, respectively. As a result of the recapitalization, and the partial conversion of the 7% notes, during the period October 14 to December 31, 2009 the Company’s share capital was also increased by 1,582 and 2,223 thousand shares, respectively.

Dividends

(a) During the year ended December 31, 2009, the Company paid no dividends.

(b) During the year ended December 31, 2008, the Company paid dividends of $1.20 per share (approximately $2,900) to existing shareholders.

(c) During the year ended December 31, 2007, the Company paid dividends of $7.56 per share (approximately $1,800) to existing shareholders.

16.	SEGMENT INFORMATION (RESTATED)

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	October 14,	January 1,	October 14,	January 1,	October 14,	January 1,
	to	to	to	to	to	to
	December 31,	October 13,	December 31,	October 13,	December 31,	October 13,
	2009	2009	2009	2009	2009	2009
	Restated		Restated		Restated
Operating revenue	$9,201	$33,564	$4,895	$—	$14,096	$33,564
Commissions	(292)	(769)	(115)	—	(407)	(769)
Voyage expenses	(4,548)	(8,574)	(86)	—	(4,634)	(8,574)
Vessel operating expenses	(4,694)	(22,681)	(1,836)	—	(6,530)	(22,681)
General & administrative expenses	(1,766)	(4,553)	(540)	—	(2,306)	(4,553)
Management fees	(194)	(900)	(121)	—	(315)	(900)
Other income, net	—	40	—	—	—	40

Net operating (loss) / income before depreciation and amortisation	(2,293)	(3,873)	2,197	—	(96)	(3,873)
Depreciation and amortization expenses	(2,989)	(11,813)	(1,855)	—	(4,844)	(11,813)
Impairment loss	—	(68,042)	—	—	—	(68,042)

Net operating (loss) / income	(5,282)	(83,728)	342	—	(4,940)	(83,728)

Transaction costs	(6,702)	(3,442)	(2,234)	—	(8,936)	(3,442)
Compensation costs	(587)	(371)	(196)		(783)	(371)
Interest and finance expenses, net	(18,372)	(10,928)	(5,624)	—	(23,996)	(10,928)
Interest income	177	9	59	—	236	9
Change in fair value of derivatives	1,537	3,012	1,017	—	2,554	3,012

Net loss from continuing operations	$(29,229)	$(95,448)	$(6,636)	$—	$(35,865)	$(95,448)

Total Assets	$388,824		$96,497		$485,321
Goodwill	65,768		20,268		86,036
Long-lived assets	179,516		73,599		253,115

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

	Predecessor	Predecessor
	Wet	Dry	Total
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2008	2008

Operating revenue	$56,519	$—	$56,519
Commissions	(689)	—	(689)
Voyage expenses	(6,323)	—	(6,323)
Vessel operating expenses	(19,798)	—	(19,798)
General & administrative expenses	(6,733)	—	(6,733)
Management fees	(1,404)	—	(1,404)
Other income, net	2	—	2

Net operating income before depreciation and amortisation	21,574		21,574
Depreciation and amortization expenses	(15,040)	—	(15,040)

Net operating income	6,534	—	6,534

Compensation costs	(1,083)		(1,083)
Interest and finance expenses, net	(15,741)	—	(15,741)
Interest income	232	—	232
Change in fair value of derivatives	(6,515)	—	(6,515)

Net loss from continuing operations	$(16,573)	$—	$(16,573)

Total Assets	$317,777	$—	$317,777

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

	Predecessor	Predecessor
	Wet	Dry	Total
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2007	2007

Operating revenue	$55,774	$—	$55,774
Commissions	(551)	—	(551)
Voyage expenses Vessel operating expenses	(2,713)	—	(2,713)
Vessel operating expenses	(17,489)	—	(17,489)
General & administrative expenses	(4,046)	—	(4,046)
Management fees	(1,243)	—	(1,243)
Other expenses, net	(11)	—	(11)

Net operating income before depreciation and amortization	29,721		29,721
Depreciation and amortization expenses	(14,029)	—	(14,029)

Net operating income	15,692	—	15.692

Compensation costs	(1,232)		(1,232)
Interest and finance expenses, net	(16,966)	—	(16,966)
Interest income	630	—	630
Change in fair value of derivatives	(4,060)	—	(4,060)

Net loss from continuing operations	$(5,936)	$—	$(5,936)

Total Assets	$425,491	$—	$425,491

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

For advisory services provided in connection with the recapitalization, the Company authorized the issuance to a third party, a six-year warrant to purchase 416,667 common shares that resulted in $3,940 of general and administration expense recorded in the statement of operations.

In connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, which resulted in $3,940 of debt issuance cost that were recorded as deferred issuance cost.

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

From 2005 up to December 31, 2009, the Company owned a number of container vessels, chartering them to its customers (the “Container Market”). During 2008 and the first half of 2009, the Company sold three container vessels and a product tanker to unaffiliated purchasers for approximately $61,900, and during the second half of 2009, the Company had available for sale its remaining two (2) container vessels in its fleet to unaffiliated purchasers, for aggregate consideration of approximately $12,800. The Company determined that the vessels met the requirements of assets held for sale and also the requirements as discontinued operations which are reflected in the Company’s consolidated statements of income for all periods presented.

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

a) On January 1, 2010, the Board of Directors made an annual restricted share grant in an aggregate amount of 6,668 restricted common shares to the independent directors of the Board of Directors. These restricted common shares vest 100% on the first anniversary date of the grant.

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

Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal stockholders, is a principal of the seller of the two Kamsarmax vessels and is a principal of the purchaser of the Chinook. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price represents is no less favorable than would have been achieved through arm’s length negotiations with a wholly-unaffiliated third party.

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

e) On July 27, 2010, NewLead announced that a 1-for-12 reverse split of its common shares had been approved by the Company’s Board of Directors and by written consent of a majority of shareholders effective

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

upon the opening markets on August 3, 2010. The reverse share split consolidated every 12 common shares into one common share, with par value of $0.01 per share.

As a result of the reverse share split, the number of common shares outstanding had been reduced from 79,373,821 to 6,614,486 shares as of December 31, 2009 and from 28,961,877 to 2,413,490 as of December 31, 2008, which takes into account rounding up of all fractional shares to the nearest whole share. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse share split.

The Consolidated Balance Sheets, the Consolidated Statements of Operations (loss per share and weighted average number of shares), the Consolidated Statements of Shareholders’ Equity and Notes 1, 4, 12, 14, 15 and 17 have all been adjusted retrospectively to reflect the 1:12 reverse share split for all periods presented. The common shares, as well as the conversion and exercise prices, underlying share option plans, convertible notes and warrants have also been adjusted for all periods presented.