Form 20-F
period 2010-12-31
NewLead Holdings Ltd.
filed 2011-07-01
CIK 1322587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number
xxx-xxxxx

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

As of December 31, 2010, there were 7,327,934 of the registrant’s common shares outstanding.

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

		Page

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4
ITEM 4.	INFORMATION ON THE COMPANY	34
ITEM 4A.	UNRESOLVED STAFF COMMENTS	95
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	95
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	132
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	137
ITEM 8.	FINANCIAL INFORMATION	142
ITEM 9.	THE OFFER AND LISTING	144
ITEM 10.	ADDITIONAL INFORMATION	145
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	158
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	159
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	159
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	159
ITEM 15.	CONTROLS AND PROCEDURES	159
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	161
ITEM 16B.	CODE OF ETHICS	161
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	161
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	161
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES	161
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	161
ITEM 16G.	CORPORATE GOVERNANCE	161
ITEM 17.	FINANCIAL STATEMENTS	163
ITEM 18.	FINANCIAL STATEMENTS	163
ITEM 19.	EXHIBITS	163
EX-4.16
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-4.3
EX-4.40
EX-4.41
EX-4.42
EX-4.43
EX-4.44
EX-4.45
EX-4.46
EX-4.47
EX-4.48
EX-4.49
EX-4.50
EX-4.51
EX-4.52
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1

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

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters and anticipated developments with respect to any pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; default by one or more charterers of our vessels; our ability to complete documentation of agreements in principle; changes in demand for oil and oil products; the effect of changes in OPEC’s petroleum production levels; worldwide oil consumption and storage; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled dry-docking; additional time spent in completing repairs; changes in NewLead’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; domestic and international political conditions; potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists or pirates; material adverse events affecting NewLead; and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission, or the SEC, from time to time.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Unless the context otherwise requires, as used in this report, the terms “the Company,” “we,” “us” and “our” refer to NewLead Holdings Ltd. and all of its subsidiaries. We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

A.	Selected Financial Data

The NewLead historical successor information is derived from the audited consolidated financial statements of NewLead for the year ended December 31, 2010 and for the period from October 14, 2009 to December 31, 2009. The NewLead historical predecessor information is derived from the audited consolidated financial statements as of and for the years ended December 31, 2008, 2007, 2006 and for the period from January 1, 2009 to October 13, 2009. The information is only a summary and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the audited financial statements of our predecessor and notes thereto contained in this report. “Predecessor” refers to NewLead Holdings Ltd. prior to the Company’s $400 million recapitalization on October 13, 2009, and “Successor” refers to NewLead Holdings Ltd. after the recapitalization on October 13, 2009. Please see the discussion in “Item 5. Operating and Financial Review and Prospects — Lack of Historical Operating Data for Vessels Before their Acquisition.”

	Successor		Predecessor
		October 14	January 1
	Year Ended	to	to	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	October 13,	December 31,	December 31,	December 31,
	2010	2009	2009	2008	2007	2006
Statement of Operations Data
Operating revenues	102,733	14,096	33,564	56,519	55,774	45,973
Vessel operating expenses	(39,219)	(6,530)	(22,681)	(19,798)	(17,489)	(12,780)
Management fees	(1,007)	(315)	(900)	(1,404)	(1,243)	(1,110)
General & administrative expenses	(15,592)	(12,025)	(8,366)	(7,816)	(5,278)	(4,029)
Depreciation and amortization expenses	(39,558)	(4,844)	(11,813)	(15,040)	(14,029)	(9,318)
Impairment losses	(39,515)	—	(68,042)	—	—	—
Operating (loss)/income from continuing operations	(54,856)	(14,659)	(87,581)	5,449	14,471	16,157
Interest and finance expense, net	(44,899)	(23,996)	(10,928)	(15,741)	(16,966)	(13,463)
Other income/(expenses), net	(5)	—	40	2	(11)	(72)
(Loss)/income from continuing operations	(97,618)	(35,865)	(95,448)	(16,573)	(5,936)	1,644
Net (loss)/income	(94,849)	(37,872)	(125,764)	(39,828)	(8,733)	2,199
(Loss)/earnings per share (basic and diluted) continuing operations	(14.03)	(6.42)	(39.84)	(6.94)	(2.50)	0.72
(Loss)/earnings per share (basic and diluted)	(13.63)	(6.78)	(52.49)	(16.69)	(3.68)	0.96
Cash dividends declared per share	—	—	—	1.20	7.56	10.68
Weighted average number of shares (basic and diluted)	6,958,903	5,588,937	2,395,858	2,386,182	2,373,238	2,368,073
Balance Sheet Data (at period end)
Cash and cash equivalents	67,531	106,255	—	4,009	12,444	11,612
Restricted cash (current)	12,606	403	1,898	8,510	39	3,242
Total current assets	102,569	121,421	10,018	19,741	20,199	22,430
Restricted cash (non-current)	30,700	9,668	—	—	1,548	—
Total assets	761,733	485,369	196,849	317,777	425,491	458,040
Current portion of long-term debt	26,773	14,240	221,430	223,710	284,800	—
Total current liabilities	94,739	54,260	256,303	251,489	311,997	29,622
Long-term debt	554,238	264,460	—	—	—	284,800
Total liabilities	686,099	326,857	256,303	252,261	318,372	325,452
Total shareholders’ equity/(deficit)	75,634	158,512	(59,454)	65,516	107,119	132,588
Other Financial Data (for period ending)
Net cash (used in)/provided by operating activities	(9,685)	(5,869)	(10,557)	2,901	17,581	24,215
Net cash provided by/(used in) investing activities	(22,189)	—	2,216	61,083	(2,008)	(101,815)
Net cash provided by/(used in) financing activities	(6,850)	112,124	4,332	(72,419)	(14,741)	69,964
Net increase (decrease) in cash and cash equivalents	(38,724)	106,255	(4,009)	(8,435)	832	(7,636)
Cash dividends paid	—	—	—	(2,862)	(17,970)	(25,292)
Fleet Data (at period end)
Number of product tankers owned	6	9	9	9	10	10
Number of container vessels owned(1)	—	2	2	3	5	5
Number of dry bulk vessels owned	12	3	—	—	—	—

(1)	Considered discontinued operations for all periods presented.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Industry Specific Risk Factors

Charter rates for product tankers and bulkers have declined significantly and are experiencing high volatility. Charter rates for both tankers and bulkers may decrease further in the future, which may adversely affect our earnings.

The degree of charter rate volatility among different types of product tankers and dry bulk vessels has varied widely and after reaching historical highs in mid-2008, charter rates for product tankers and dry bulk vessels have declined significantly. If the shipping industry is depressed when our charters expire or are otherwise terminated, our revenues, earnings and available cash flow may be adversely affected. In addition, a further decline in charter rates likely will cause the value of our vessels to further decline. During 2011, four time charters (two Panamax bulkers, one Handysize bulker and one Panamax tanker) are expiring. In addition, one of our dry bulkers is currently employed in the spot market. Also, certain of our charterers are experiencing financial difficulties, which has resulted in an increase in time for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. If such charterers continue to be unable to perform their obligations, we may be forced to reclaim and re-charter the related vessels. Given the currently depressed market conditions, we may not be able to successfully charter these vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably. Our ability to re-charter tanker vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region (including China), India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Furthermore, the recent economic slowdown in the U.S. and Japan, together with the deteriorating economic situation in Europe caused by the sovereign debt crises in certain European Union (“EU”) member countries may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially and adversely affect our future revenues, profitability and cash flows.

The product tanker and dry bulk vessel markets are cyclical with high volatility in charter rates and industry profitability. The factors affecting the supply and demand for product tankers and dry bulk vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for tonnage capacity include:

•	demand for cargoes (e.g., oil and oil products for tankers, coal, raw materials, agricultural products and steel products for bulkers);

•	supply of cargoes;

•	oil prices;

•	demand of energy in developing countries;

•	continuing growth of industrialization in the emerging countries;

•	regional availability of refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	armed conflicts, acts of piracy and terrorism;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping activity and age of vessels in the existing world fleet;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the conversion of vessels from one type to another;

•	the loss of vessels;

•	the number of vessels (tankers mainly) that are used for storage;

•	the number of vessels that are in or out of service; and

•	port or canal congestion and increased waiting days at port.

If the number of new vessels delivered exceeds the number of vessels being scrapped, lost and converted, tonnage capacity will increase. If the supply of tonnage capacity increases but the demand for tonnage capacity does not increase correspondingly, charter rates and vessel values could materially decline.

Downturns in the product tankers and dry bulk vessels charter markets may have an adverse effect on our earnings, affect compliance with our loan covenants and our ability to pay dividends if reinstated in the future.

Charter rates for product tankers and dry bulk vessels have declined sharply since the highs of 2008. The increase of supply (because of the newbuilding deliveries) and the decrease of demand (because of the decrease in world production and/or consumption) drove down charter rates during 2009 and 2010. Freight rates started falling during the fourth quarter of 2008 and weakened gradually to the lowest level in September 2009 followed by a steady upturn in the fourth quarter of 2009.

During 2010, the rapid growth of the product tanker fleet has clearly had a debilitating impact on the freight market at a time when trade was recovering from the downturn of 2009. The downturn resulted in lower operating revenues for the product tanker charter markets, especially during the second half of the year. According to market reports, the products tanker market did not perform well during 2010. The dirty products market has been especially downbeat, with earnings remaining below $10,000/day for much of 2010. The clean products market initially offered some resistance to the slowdown in oil demand, but as the fleet has continued to grow, the availability of spot tonnage soon outstripped demand. The decline in charter rates in the product tanker market has resulted in a commensurate decline in our tanker vessel values, which in turn has affected our cash flows and liquidity. During 2010, the two main Baltic Tanker Indices that reflect the market dynamics, BDTI (for crude tankers that carry crude oil or residual fuel oil, or dirty products) and BCTI (for product tankers that carry refined petroleum products, or clean products), are each still approximately 26% below their respective 10 year market averages. The 10 year (2001-2010) average of BDTI was 1,201 points while the average of the same index for 2010 was 896.10 points. The other tanker index, BCTI, had a 10 year average of 989.99 points, while the average for 2010 was 732 points. Both indices followed a similar change, but BDTI experienced more volatility.

Seaborne dry bulk trade increased slightly by more than 2% annually during the 1990s, while the average growth was 5.6% annually between 2000 and 2008. During 2009, dry bulk trade decreased by 3%, but the market was stronger than expected as China increased its imports by 41% to partially offset the 107 million ton decrease in the rest of the world. In 2010, dry bulk trade started to rebound, with an annual expected growth of 11%, as compared with the dry bulk trade of 2009, due to the fast recovery of world production, especially of the Asian countries (China and India). However, the dry bulk market fell again during 2011, with the capesize 4 Time Charter routes having been at historical lows in May 2011, with average daily charter rate at below $10,000 per day. If the market remains at or below these levels, it will have a negative effect on our earnings.

During 2011, two of our tanker vessels (two Handy tankers) will participate in the Handymax tanker pool of Scorpio Ship Management (“Scorpio”) and the charter of one of our Panamax tankers is expiring. In addition, one of our dry bulk vessels is in the spot market, one of our dry bulk vessels is time chartered with floating hire based on the market index (BPI), and the time charters for three of our dry bulk vessels are expected to expire sometime during 2011. If the current low charter rates in the product tanker and dry bulk markets continue through a significant portion of 2011, and we are consequently exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to extend the period during which we suspend dividend payments and/or sell vessels in our fleet. At the same time, we endeavor to charter several vessels in our fleet under period charters with floor hire rates plus profit sharing elements in order to benefit from a potential increase in the charter market. However, we cannot assure you that we will be able to enter into such period charters with upside potential.

Our impairment analysis on long lived assets and goodwill performed for the year ended December 31, 2010 resulted in impairment losses of $39.5 million. However, the current assumptions used and the estimates made are highly subjective and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record a material impairment charge in future periods.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate that a significant number of the port calls made by our vessels will continue to involve the loading or discharging of commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. China’s rate of growth, which was higher than 10% per year from 2005 until the first half of 2008, declined significantly in the second half of 2008 and the first quarter of 2009. Despite its fast recovery during 2010, China and other countries in the Asia Pacific region are likely to continue to experience slowed economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and other emerging countries. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (OECD) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could, in the near term, reduce tanker and dry bulk trade to and from Japan, affect global charter rates and adversely affect our business.

In March 2011, a severe earthquake struck northern Japan. The earthquake created a severe tsunami, the effects of which were felt in Japan and other countries along the eastern cost of Asia and across the Pacific Ocean. In addition, the earthquake and resulting tsunami have caused several nuclear power plants located in Japan to fail and emit radiation which possibly could result in meltdowns that could have catastrophic effects. Recently, the Japanese economy has fallen back into recession and the outlook for growth remains unclear in the near term. The full effect of these disasters, both on the Japanese and global economies and the environment, are not currently known, and may not be known for a significant period of time. These disasters will likely result in less tanker and dry bulk trade to and from Japan, in the short term, and could reduce charter rates globally in the short term. In addition, there can be no assurances that vessels trading in the Pacific may not be impacted by the possible effects of spreading radiation. These disasters and the resulting economic effects, both in the region and globally, could have an adverse effect on our business and results of operations.

The value of our vessels may fluctuate, which may adversely affect our liquidity.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	increase/decrease in demand for vessels’ acquisitions;

•	the types and sizes of available vessels;

•	increase/decrease in the supply of tonnage capacity;

•	expected newbuilding deliveries and future market expectations;

•	the cost of newbuildings;

•	availability of acquisition finance;

•	prevailing charter rates; and

•	technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the product tanker and dry bulk vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be adversely affected.

An oversupply of tanker capacity may lead to reductions in charter rates, which could materially adversely affect our profitability.

The product tanker fleet (including Handy, Panamax and Aframax sizes) expanded by 4.7% to 106.31 million dwt between December 2009 and December 2010, while the increase in the total tanker fleet was approximately 4.2% to 451.24 million dwt during the same period. As of December 2010, tankers on order represented 27.8% of the existing fleet, and the supply of tankers, which is affected by a number of factors as described above, is expected to increase both in 2011 and 2012. However, the phase out of single-hull tankers due to environmental and safety legislation and concerns, as well as the conversion of tankers to non-tanker purposes, are expected to prevent fleet growth from a large oversupply. Triggered by a retrenchment in import demand in major developed countries and more restricted access to trade financing, trade flows fell at an annualized rate of between 30% and 50% in most economies in late 2008 and early 2009. Asian economies experienced the sharpest decline. Import demand from consumption and business investment in Asia remained weak during this period. Global demand for crude oil and refined products dropped in 2009. As a result, the tanker market suffered long periods of depressed hire rates in 2009. World crude oil and liquid fuels consumption grew by an estimated 2.4 million barrels per day (“bbl/d”) in 2010, to 86.7 million bbl/d, the second largest annual increase in at least 30 years. EIA expects that world liquid fuels consumption will grow by 1.5 million bbl/d in 2011 and by an additional 1.6 million bbl/d in 2012. Trading patterns change as developing countries search for new areas to source their oil supplies. There has been an increase in the shipping fixtures for moving crude oil from West Africa and the Caribbean to India and the Far East. India is expected to have a positive impact in the short- to medium-term, as many new Indian refinery projects are coming online in the next few years, which will result in increased transportation of crude oil into India and an increase in demand for transportation of refined oil products out of India, along with an increase in demand for transportation of refined oil over long distances. However, this increase in demand may not fully offset any oversupply of tanker capacity. If there is an oversupply of tanker capacity, this may result in a reduction of charter rates. If a reduction in charter rates occurs, upon the expiration or termination of our vessels’ current charters, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

An oversupply of dry bulk vessel capacity may lead to further reductions in charter rates, and disproportionately affect older vessels, which could materially adversely affect our profitability.

The market supply of dry bulk vessels has been increasing, and the carrying capacity (measured in dwt) on order is at a historically high level. As of December 2010, approximately 278.5 million dwt of dry bulk vessels are on order, representing approximately 53% of the existing fleet. This may lead to an oversupply of dry bulk vessel capacity, especially of Capesize bulkers, which is experiencing the highest level of orders, resulting in a reduction of charter rates and a decrease in the value of our dry bulk vessels. Even in the case of high order cancellations and high delayed deliveries, new deliveries are expected to be higher than usual and it is unclear whether this increase of supply will be absorbed by the increase of demand. Significant fleet expansion would cap rate levels over the next couple of years. The reduction in rates may affect the ability of our customers who charter our dry bulk vessels to make charter hire payments to us. This and other factors affecting the supply and demand for dry bulk vessels are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

During periods when the shipping industry is experiencing excess capacity, falling demand and/or declining rates, older vessels are generally adversely affected in a disproportionate manner because newer vessels are generally preferred by customers. As the severity and length of such periods increase, the scrap rate for older vessels tends to rise because the costs for keeping an older vessel in the fleet may exceed the benefits. However, we may be unable to scrap some of our older vessels if, for example, such vessels have loan obligations that exceed their scrap values. In such a case, we may be restricted from taking the most economically prudent course of action, which may negatively affect our results of operations. See also “— The risks and costs associated with vessels increase as the vessels age.”

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Many parts of the world experienced deteriorating economic trends and were in a recession in 2008 and 2009 and continued to experience weakness in 2010 and 2011. Despite recent signs of recovery, the outlook for the world economy remains uncertain. General market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece, Portugal and Ireland defaulting on their governments’ financial obligations. In addition, continued hostilities in the Middle East, recent tensions in North Africa and the continuing effects of the March 2011 natural disasters in Japan could adversely affect the economies of the United States and other countries. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States’ federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2010, we had total outstanding indebtedness of approximately $588.7 million which is net of the $69.1 million of beneficial convertion feature, or BCF, related to the $125.0 million of 7% Notes.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our $221.4 million facility agreement, referred to herein as the “Facility Agreement”, or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the NASDAQ Global Select Market to decline and could cause the price of our common shares to continue to decline.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 to 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. One example of the increase in piracy came in November 2008, when the M/V Sirius Star, a crude oil tanker which was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. More recently, in April 2010, the M/V Samho Dream, another crude oil tanker not affiliated with us, was captured off the Somali coast while carrying approximately $170 million in crude oil. In December 2009, the M/V Navios Apollon, a cargo vessel not affiliated with us, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The vessel was released in late February 2010 upon the payment of an unreported sum of money. In April 2009, the Maersk Alabama, a cargo vessel not affiliated with us, was captured by pirates off the coast of Somalia and was released following military action by the U.S. Navy. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer of a pirated vessel would remain liable for charter payments while the vessel is seized by pirates, the charterer may dispute this and withhold charter payments until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention and/or hijacking of our vessels as a result of an act of piracy, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

Increases in fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not our largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental and safety laws and regulations, that can adversely affect the cost, manner or feasibility of doing business and consequently our results of operations.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions or other pollution. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Compliance with these laws and regulations, as well as with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures; affect the resale value or useful lives of our vessels; require reductions in cargo capacity, ship modifications or other operational changes or restrictions; lead to reduced availability of insurance coverage or increased policy costs; or result in denial of access to certain jurisdictional ports or waters, or detention in certain ports. In order to satisfy any such requirements, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or suspension or termination of our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. A decision by an agency to deny or delay issuing a new or renewed permit, license or certificate, or to revoke or substantially modify an existing one, could materially adversely affect our operations.

Government regulation of vessels, particularly environmental and safety requirements, may become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Additional legislation or amendments to existing legislation is expected in areas such as ship recycling, sewage systems, emission control (including emission of greenhouse gases) and ballast treatment and handling. For example, amendments to revise the regulations of the International Convention for the Prevention of Pollution from Ships, or MARPOL, regarding the prevention of air pollution from ships were approved and formally adopted by the Marine Environment Protection Committee, or MEPC, in October 2008. The amendments establish a series of progressive standards limiting the sulfur content in fuel oil and new tiers of nitrogen oxide emission standards for new marine diesel engines. The amendments entered into force in July 2010 and we incurred significant costs for compliance. Similarly, even more stringent controls of air emissions from ocean-going vessels have been adopted for European Baltic and North Atlantic waters and for the U.S. / Canadian coasts. The phasing in of such standards may require significant capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain compliance.

In addition, various jurisdictions and regulatory organizations, including the International Maritime Organization, or the IMO, the U.S. and states within the U.S., have proposed or implemented requirements relating to the management of ballast water to prevent the introduction of foreign invasive species having adverse ecological impacts. Significant expenditures for the installation of new equipment or new systems on board our vessels and changes in operating procedure may be necessary to comply with future regulations regarding ballast water management. Such future regulations may also result in increased port disposal costs.

Additionally, as a result of marine accidents in recent years, safety regulation of the shipping industry is likely to continue to become more stringent and more expensive for us and our competitors. The IMO and the European Union have both accelerated their existing phase-out schedules for vessels without double hulls in response to highly publicized oil spills and shipping accidents involving companies unrelated to us. Legislation is also being discussed that would subject vessels to centralized routing. Future incidents may result in the adoption of even more stringent laws and regulations, which could limit our operations or our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may adversely affect our operations, as well as the shipping industry generally.

We could incur material liabilities, including cleanup obligations and natural resource damages, in the event there is a release of oil or other hazardous substances from our vessels or otherwise in connection with our operations.

For all vessels, including those operated under our fleet, at present, international liability for bunker oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and in early 2011 it was in effect in 58 countries. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

With respect to oil pollution liability, generally, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention, and depending on whether the country in which the damage results is a party to the CLC, a registered owner of a tanker that is carrying a cargo of “persistent oil” as defined by the CLC is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses and liability limits. This liability is subject to a financial limit calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. When a tanker is carrying clean oil products that do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the CLC and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The United States is not a party to the CLC. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.

The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol, or the 1996 LLMC Protocol, to the 1976 Convention. The 1996 LLMC Protocol provides for substantially higher the liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. U.S. federal legislation, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all shipowners and operators whose vessels trade in the United States, its territories and possessions, or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its 200-nautical-mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed, and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the 112th Congress. In addition to potential liability under the OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

In some areas of regulation of ship-source pollution, the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, in 2005, it adopted a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under the MARPOL), but also where it is caused by “serious negligence”. There is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

In addition to other climate-related risks set forth in this “Risk Factors” section, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on technical and operational measures to reduce emissions. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union has also indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include greenhouse gas emission from marine vessels. Similarly, the U.S. EPA is considering petitions to regulate greenhouse gas emissions from marine vessels. We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

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

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which could adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of revenue while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. For example, on October 8, 2010, the Grand Rodosi, one of our bulk carriers, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damage were incurred, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance.

Our insurance may not be adequate to cover our losses that may result from our operations, which are subject to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from all of our operational risks, which could have a material adverse effect on us. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement, which may result in the loss of revenue. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

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

The risks and costs associated with vessels increase as the vessels age.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of our bulker fleet is 15.4 years and the average age of our tanker fleet 6.6 years. Most dry bulk and tanker vessels have an expected life ranging between 25 to 30 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. In addition, older vessels could have loan obligations in excess of their scrap value. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with International Convention for the Safety of Life at Sea, or SOLAS. Our fleet is currently enrolled with Bureau Veritas, American Bureau of Shipping, Registro Italiano Navale (RINA) and Det Norske Veritas.

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

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding vessel, if our delivery of the newbuilding vessel to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuilding vessels could be delayed, cancelled or otherwise not completed because of:

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

In addition to the above, we are currently facing liquidity constraints that may result in our inability to make contractual payments in a timely manner or at all, which may negatively affect our ability to accept delivery of newbuilding vessels in a timely manner. If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to make cash distributions.

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

Maritime claimants could arrest our vessels through foreclosure proceedings, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. As a result, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet.

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

The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss, natural disasters and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions that may reduce our revenue or increase our expenses.

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business and results of operations.

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

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. The cost of vessel security measures has also been affected by the dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area which could have a significant financial impact on us. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. We insure against these losses to the extent practicable, but the risk remains that uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

Economic sanctions and other international trade restrictions imposed by the United States, the European Union, and other jurisdictions could increase the legal compliance risks and costs associated with our international activities.

Economic sanctions and/or other trade restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member states, could increase the legal costs of, and risks associated with, our international operations.

Under economic sanctions and related trade laws, governments may impose modifications to business activities and practices and modifications to compliance programs, which may increase compliance costs, increase the risk of violations of law, and, in the event of a violation of such laws, may subject us to fines and other penalties. Engaging in sanctions-triggering activity, such as that outlined under the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), could also result in the imposition of sanctions against us.

In recent months, the scope of sanctions imposed against Iran and persons engaging in certain activities or doing certain business with or involving Iran has been expanded by a number of jurisdictions, including the United States, the EU, and Canada. The EU has strengthened sanctions against Iran by prohibiting a wider universe of transactions and activities involving Iran. CISADA, enacted by the United States, also strengthens existing U.S. sanctions against Iran, and, inter alia, provides for the imposition of sanctions against foreign (non-U.S.) entities that transport or otherwise supply refined petroleum products (“RPP”) to Iran.

We are monitoring developments in the United States, the EU and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries or entities subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our tankers from calling on ports in sanctioned countries or could limit their cargoes and also could expose us to sanctions based on the activities of the vessels while the vessels are chartered out to third parties — even though we do not control such third parties.

We constantly keep abreast of legal developments in the economic sanctions and trade restrictions area, and we adjust our compliance programs and internal policies accordingly. We believe that we are in compliance with all applicable laws, including all laws impacting the trade of our vessels with Iran and other countries identified by the United States as state sponsors of terrorism. Our vessels are not authorized to engage in unlawful trade, or, save for vessels acquired while already on charter, any sanctions-triggering activity. Moreover, our vessels’ trade with the foregoing countries is infrequent, and the revenue we derive from such activity is de minimus. Additionally, our vessels are not chartered to entities that have been designated as sanctions targets by the United States.

In an affirmative step to guard against violations and to prevent our vessels from engaging in any sanctions-triggering trade, we now include provisions in all of our new charters designed to prevent our charter parties from violating applicable laws relating to existing sanctions and from engaging in sanctions-triggering activity.

For example, as it relates to Iran, the provisions in the charter parties/contracts for our vessels contain exclusions that prohibit the use of our vessels in unlawful and/or sanctions-triggering trade with Iran. However, six of the vessels we acquired plus one newbuidling vessel that was delivered in December 2010, were already subject to charters that did not contain such provisions/exclusions. None of these vessels have made any call to Iran to date and four of these charter parties have now expired. With respect to Iran, none of our tankers engage in unlawful trade or in any activities that could trigger sanctions under CISADA. Only two of our tankers are capable, based on provisions of their current charter parties (which are due to expire in the second quarter of 2011), of transporting RPP, and thus only these two tankers could possibly be involved in transporting RPP to Iran in the future, which is an activity that would trigger sanctions under CISADA. We are seeking to amend these charters to incorporate relevant exclusions, but unless and until we do amend the charters, there is some risk that the charter parties could engage in activity that could (indirectly) cause us to violate applicable law, expose us to sanctions under CISADA and any similar laws, and, as a consequence, cause reputational and other damage that could have a material adverse impact on our business and operations.

To mitigate the foregoing risk until the charter parties may be modified to include relevant exclusions and prohibitions, we have notified the charterers of the two tankers that they could face CISADA sanctions if they engage in CISADA sanctions-triggering trade with Iran (RPP deliveries) while using our vessels.

Company Specific Risk Factors

The report of our independent registered public accounting firm states that we may be unable to continue as a going concern

The report of PricewaterhouseCoopers S.A., our independent registered public accountants, on our financial statements includes an explanatory paragraph stating that there is substantial doubt as to our ability to continue as a going concern. The financial statements, however, were prepared using principles under Generally Accepted Accounting Principles in the United States of America (GAAP) applicable to a going concern.

Over the past several months, we have experienced a decline in our liquidity and cash flows, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations. Recently, charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter rates for product tankers are significantly lower than applicable historical averages and charter hire rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.

Furthermore, recent economic conditions have caused certain of our charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who is chartering three of our vessels, is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest vessels which are owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. These vessels are chartered out at rates significantly above market, and if we are forced to reclaim and re-charter these vessels (which there is no assurance that we could do), we expect a significant reduction in the cash flow from these vessels, which in turn would further impair our liquidity.

Furthermore, we remain uncertain as to our ability to borrow the remaining $12.8 million approximately of undrawn amounts under our $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that we will be able to fully draw down this amount, if at all.

Certain of our debt arrangements, including our Facility Agreement, contain covenants that require us to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets (starting from the third quarter of 2012), a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio (starting from the third quarter of 2012). Our Facility Agreement requires that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the total outstanding indebtedness. We are currently not in compliance with our minimum liquidity requirements under our loan agreements with West LB and Bank of Scotland (Junior and Senior Kamsarmax credit facilities) which results or will result in cross defaults with other loans. We have received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation. In addition, the adverse change in our liquidity position, absent receipt of waivers, will have a negative effect on our ability to remain in compliance with such covenants under our other loan agreements, and we expect to be in breach of the minimum liquidity requirements under various other debt agreements by June 30, 2011.

As of June 30, 2011, we are still exploring financing and other options to increase our liquidity, including selling certain of our vessels, accessing the capital markets and/or incurring new indebtedness. Recently, we were unable to complete an offering of $120.0 million of senior secured notes due 2016 due to market conditions. In addition, our proposed public offering of common shares has not proceeded. There is no assurance that we will be able to obtain financing or sell vessels on favorable terms, or at all.

In addition, on June 30, 2011, we received notification from DVB Bank, as agent of a loan agreement with DVB Bank, Nord LB and Emporiki Bank that the Company is in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. Although we believe we are not in default of the loan agreement or the shipbuilding contract, there is no assurance that we would prevail in the above mentioned dispute as to such issue. Although we are seeking and will continue to seek waivers to these covenants from our lenders, it is uncertain that we will be able to obtain such waivers. We will seek to restructure our indebtedness. If we are not able to obtain the necessary waivers and/or restructure our debt, this could lead to the acceleration of the outstanding debt under our debt agreements that contain a minimum liquidity covenant or any other covenant that may be breached, which would result in the cross acceleration of our other outstanding indebtedness. Our failure to satisfy our covenants under our debt agreements, and any consequent acceleration and cross acceleration of our outstanding indebtedness, would have a material adverse effect on our business operations, financial condition and liquidity.

All of the above raises substantial doubt regarding our ability to continue as a going concern.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of June 30, 2011, we will be required to reclassify our long term debt as current liabilities in our consolidated balance sheet if we have not received waivers in respect of the covenants that are breached at such time. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. See also Item 5. “Operating and Review and Prospects — Going Concern” for more information.

Under the terms of our facility agreement with Bank of Scotland as agent, dated October 13, 2009, certain financial covenants (excluding working capital and minimum liquidity) have been waived by our lenders until at least April 2012 and others have been waived until October 2012. Our other existing credit facilities and financing arrangements contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under our credit facilities and financing arrangements could result in an event of default under such credit facilities or financing arrangements. Such event could have a material adverse effect on our operations and our ability to raise new capital.

Prior to our recapitalization, the Company was in default under its $360.0 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent which had an outstanding balance of $221.4 million on October 13, 2009. As part of the recapitalization our existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the “Facility Agreement”, by and among us and the banks identified therein in order to refinance our existing revolving credit facility.

On April 26, 2010, we entered into a supplemental deed, or the Deed, relating to this Facility Agreement. The Deed is supplemental to the Facility Agreement dated October 13, 2009, as supplemented and amended from time to time, and was entered into among us and the banks signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount covenanted to under the original deed may be applied to prepayment of sums outstanding under the original loan without incurring an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and shall be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.

Our facility agreements contain restrictions and limitations that could significantly impact our ability to operate our business and if we receive waivers and/or restructure our indebtedness, our lenders may impose additional restrictions on us and/or modify the terms of our existing loans. Any default or breach of the covenants in our debt agreements could have a material adverse effect on our operations and financial position.

As a result of our recapitalization, new financial covenants were put in place. Except for working capital (as defined in each respective facility agreement) and minimum liquidity, all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of each of the facility agreements, to allow a sufficient period of time for management to implement its business strategy. Our facility agreements require us to maintain compliance with certain financial covenants as of the end of each fiscal quarter. They contain certain restrictions and limitations that could significantly limit our ability to operate our business. In the absence of a consent, these restrictions may limit our ability to:

•	incur or guarantee additional indebtedness;

•	create liens on our assets;

•	make investments;

•	engage in recapitalizations and acquisitions;

•	redeem capital stock;

•	make capital expenditures;

•	change the management of our vessels or terminate the management agreements we have relating to our vessels;

•	enter into long-term charter arrangements without the consent of the lender; and

•	sell any of our vessels.

In addition, our existing credit facilities require us to, among other things, maintain compliance with financial covenants, which include the maintenance of the following ratios (all as defined in the respective credit facilities):

•	specific ratios of shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value;

•	working capital of not less than zero dollars;

•	maintenance of minimum liquidity requirements at five per cent of the outstanding loans;

•	maintenance of ratio of EBITDA to interest payable to specific levels;

•	maintenance of specific value to loan ratios;

•	cash sweep on the earnings of the vessels;

•	minimum interest coverage ratios; and

•	minimum market adjusted equity ratios.

As a result of such covenants, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests, shareholders’ interests or the interests of the holders of our notes, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest. Any future credit facility agreement may include similar or more restrictive restrictions.

Our ability to comply with the covenants and restrictions contained in our credit facility agreements and other indebtedness may be affected by economic, financial and industry conditions and other factors beyond our control. If we default on our obligations under the agreements governing our indebtedness, including a default under our credit facility agreements, and such default is not waived by the required lenders, the applicable creditors may accelerate such indebtedness and, in the absence of any agreement with the lenders, if such indebtedness is secured, such creditors could proceed against the collateral securing that indebtedness. In any such case, we may be unable to borrow under our credit facility agreements and may not be able to repay the amounts due under our credit facility agreements and our outstanding notes. Furthermore, if any of our debt is accelerated, all of our other indebtedness may be accelerated pursuant to cross-acceleration or cross-default provisions. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

Furthermore, in connection with any waivers and/or restructuring of our indebtedness, our lenders may impose additional requirements or restrictions on us. Such additional restrictions may further limit our ability to engage in actions that we believe would be in the best interest of our company.

These covenants may also restrict our ability to fully draw on our existing revolving credit facilities, and in such event, any such restrictions could limit our ability to operate our business. For more information about our existing indebtedness, please refer to Item 5. “Operating and Financial Review and Prospects — Indebtedness.”

We are highly leveraged and may incur substantial additional debt, which could materially adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

As of December 31, 2010, our outstanding indebtedness, was $588.7 million, which is net of the $69.1 million BCF related to the $125.0 million of 7% Notes. Although the agreements governing our existing indebtedness contain, and it is likely that any agreements governing our future indebtedness will contain, limitations on our ability to incur indebtedness, we will still be able to incur a significant amount of additional indebtedness. Our high level of indebtedness could have important consequences to our shareholders.

Because we are highly leveraged:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes may be impaired in the future;

•	if new debt is added to our debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;

•	we will be exposed to the risk of increased interest rates because our borrowings under facility agreements will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness and the cross-acceleration or cross-default of our other indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Highly leveraged companies are significantly more vulnerable to unanticipated downturns and set backs, whether directly related to their business or flowing from a general economic or industry condition, and therefore are more vulnerable to a business failure or bankruptcy. Accordingly, while we view our ability to obtain a high percentage of debt as a competitive advantage, it also heightens the risk of owning our securities.

The market values of our vessels have declined and may further decrease, which could lead to the loss of our vessels and/or we may incur a loss if we sell vessels following a decline in their market value.

The fair values of our vessels have generally experienced high volatility and have recently declined significantly and resulted in an impairment charge of $15.7 million for the year ended December 31, 2010. If we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record further impairment adjustments in our consolidated financial statements, which could materially adversely affect our financial results. In addition, any decline in vessel values could trigger loan covenant defaults in the future.

For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, we were dependent upon three significant charterers for a majority of our revenues, and for the year ended December 31, 2010, we received 43% of our revenue from continuing operations from three charterers, one of which is experiencing financial difficulties.

We have historically derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2010, 43% of our revenue from continuing operations was derived from three charterers. One of these charterers, which is chartering three of our vessels and accounted for approximately 22% of our revenues for the year ended December 31, 2010, is experiencing financial difficulties. See “Operating and Review and Prospects — Going Concern”. For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, and for the year ended December 31, 2008, approximately 65%, 55% and 65%, respectively, of our revenue was derived from three charterers. The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition. Further, after the sale of all the non-core vessels and the transfer of 14 vessels in total from Grandunion Inc., or Grandunion, we now operate a fleet of 22 vessels (including three newbuildings). Assuming that we sell one or more additional vessels in order to reduce the outstanding balance under our Facility Agreement and other loan agreements, we will operate a smaller fleet. If the size of our fleet decreases, we will become increasingly dependent upon a limited number of charterers for our revenues.

Our charterers may terminate or default on their charters, which could materially adversely affect our results of operations and cash flow. When the charter agreements expire or terminate, we will need to find new employment for the affected vessels in the currently depressed charter market, which may adversely affect our results of operations and cash flows.

Our charterers may terminate their charters earlier than the dates indicated in their charter agreements. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may materially adversely affect our business, results of operations, cash flows and financial condition.

Recent economic conditions have caused certain of our charterers to experience financial difficulties. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, certain of our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who is chartering three of our vessels, is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest vessels which are owned by the particular charterer and/or by charterer’s affiliated companies on two occasions in order to collect payment. These vessels are chartered out at rates significantly above market, and if we are forced to reclaim and re-charter these vessels (which there is no assurance that we could do), we expect a significant reduction in the cash flow from these vessels, which in turn would further impair our liquidity. We also cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

Recently, charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter hire rates for product tankers are significantly lower than applicable historical averages and charter rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows. The time charters for eight of our vessels (including the newbuildings) currently provide for charter rates that are above current market rates. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, results of operations, cash flows and financial condition may be adversely affected. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We periodically employ some of our vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would reduce the incremental revenue received from spot chartering and adversely affect our results of operations, including our profitability and cash flows, which, in turn, could impair our ability to service our debt.

Our vessels may be subject to periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of newbuilding vessels, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.

Furthermore, while we believe the charterer of a pirated vessel would remain liable for charter payments while the vessel is seized by pirates, the charterer may dispute this and withhold charter payments until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention and/or hijacking of our vessels as a result of an act of piracy, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We expect to enter into employment contracts with Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President, and we have entered into an employment agreement with Allan L. Shaw, our Chief Financial Officer. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

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

If we are unable to maintain or safeguard our vessels adequately, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We may not be able to grow or effectively manage our growth, which may negatively impact our cash flows and operating results.

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

Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations or safety or other equipment standards.

Changes in governmental regulations or safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures to operate and maintain our vessels. These expenditures could increase as a result of changes in:

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

If we are unable to fund our capital expenditures, we may not be able to take delivery and/or operate our vessels, which would have a material adverse effect on our business.

In order to fund our capital expenditures, we may be required to incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Generally, significant capital expenditures are required to take delivery of our newbuilding vessels. In addition, our existing vessels may require significant capital expenditures, such as expenditures for scheduled and unscheduled dry-docking and regulatory compliance, to continue operations. As a result, the failure to obtain the funds necessary for our capital expenditures could have a material adverse effect on our business, results of operations and financial condition.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would materially adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we estimate to be at a range of 25 to 30 years. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition in the future will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends, if any, in the future.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2010, the value of the U.S. dollar reached a high of $1.46 and a low of $1.19 compared to the Euro. Due to the sovereign debt crisis in certain EU-member countries, the U.S. dollar-Euro exchange rate continues to experience volatility. An adverse or positive movement in these currencies could increase our expenses. During the the year ended December 31, 2010, the effect was minimal.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act of 1981, as amended, or the BCA, govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the BCA, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some of our shareholders, including such shareholder.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

It may not be possible for investors to enforce U.S. judgments against us.

We and the majority of our subsidiaries are incorporated in jurisdictions outside the U.S. (with the exception of NewLead Holdings (US) LLC, which is incorporated in Delaware), and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of such officers and directors are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on the laws of such jurisdictions.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. shareholder may be able to make certain tax elections that would ameliorate these consequences. See the discussion under “Taxation — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.”

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. See the discussion under “Taxation — United States Federal Income Taxation of Our Company.”

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

Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, beneficially owns approximately 91% of our outstanding common shares and, as a result, he is able to influence the outcome of shareholder votes.

As of December 31, 2010, Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, beneficially owns approximately 91% of our outstanding common shares through his ownership of common shares directly and through Grandunion, his beneficial ownership of the common shares underlying the 7% senior unsecured convertible notes (the “7% Notes”), and through Grandunion’s voting power over the shares subject to a voting agreement between Grandunion and Rocket Marine Inc., or Rocket Marine, a company controlled by two of our former directors and principal shareholders. For so long as Mr. Zolotas beneficially owns a significant percentage of our outstanding common shares, he will be able to control or influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible recapitalizations, amalgamations, corporate control contests and other significant corporate transactions. This concentration of beneficial ownership may have the effect of delaying, deferring or preventing a change in control, recapitalization, amalgamation, consolidation, takeover or other business combination. This concentration of beneficial ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. In addition, this concentration of beneficial ownership has had, and may continue to have, an adverse effect on the liquidity of our common shares.

Anti-takeover provisions in our constitutional documents and in our loan/financing agreements could have the effect of discouraging, delaying or preventing a recapitalization, amalgamation or acquisition or other business combination, which could adversely affect the market price of our common shares.

Several provisions of our bye-laws and the loan/financing agreements to which we are party could discourage, delay or prevent a recapitalization or acquisition that shareholders may consider favorable. These include provisions:

•	authorizing our board of directors to issue “blank check” preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

•	not permitting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares;

•	limiting the persons who may call special meetings of shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA;

•	requiring Grandunion, or Nicholas Fistes and Michail Zolotas, directly or indirectly, to maintain legal and beneficial ownership of not less than 10% of the issued and outstanding share capital of the Company (whereas in two loan agreements the requirement is for Michail Zolotas and Nicholas Fistes to maintain, directly or indirectly, legal and beneficial ownership of not less than 33.3% of the issued and outstanding share capital of the Company);

•	requiring Nicholas Fistes and Michail Zolotas to be at any given time the beneficial owners of at least 50.1% of the voting share capital of Grandunion;

•	requiring Nicholas Fistes and Michail Zolotas to remain at any given time the Chairman, and the President and Chief Executive Officer of the Company, respectively; and

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings.

These provisions could have the effect of discouraging, delaying or preventing a recapitalization, amalgamation or acquisition, which could adversely affect the market price of our common shares.

Our board of directors has determined to suspend the payment of cash dividends in order to preserve capital and to allow management to focus on improving our operating results, and until conditions improve in the international shipping industry and credit markets, management will continue to evaluate whether to reinstate the payment of dividends.

On September 12, 2008, our board of directors determined to immediately suspend payment of our quarterly dividend. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our Facility Agreement as well as in our other credit facilities and those required by Bermuda law.

Our debt agreements contain covenants that limit our ability to pay dividends. For example, our credit facility with Marfin Egnatia Bank S.A. prohibits us from paying dividends without our lender’s consent, and the Facility Agreement only permits the payment of dividend if we meet certain ratios. Our facility agreements further require us to maintain financial ratios and minimum liquidity and working capital amounts.

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

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Companies Act of 1981 on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (30) 213-014-8600.

NewLead is an international shipping company engaged in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We operate a fleet of six double-hulled product tankers and 16 dry bulk carriers with a combined carrying capacity of approximately 1.89 million dwt. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry. We will continue to evaluate options to expand our fleet and operations through opportunistic acquisitions designed to create shareholder value.

Our business strategy is to invest in the product tanker and dry bulk markets in order to enhance our source of future revenues and profits, and to also provide more consistent shareholder returns. We believe our ability to opportunistically select and efficiently operate both product tanker and dry bulk vessels will provide the potential for greater returns. In addition, we continue to revitalize our fleet, lower the fixed cost structure inherited from our predecessor, and grow our extensive network of customer relationships.

In October 2009, our predecessor company, Aries Maritime Transport Limited, underwent a recapitalization of approximately $400.0 million and installed new executive management. Upon the successful completion of these two initiatives, we subsequently changed our name to NewLead Holdings Ltd. and implemented the following corporate actions in connection with our development strategy:

•	Brought in-house commercial, operational and technical management with highly qualified and experienced personnel;

•	Exited the container sector;

•	Completed the divestiture of all of the underperforming and unprofitable tanker vessels that existed prior to the recapitalization;

•	Implemented a newbuilding program;

•	Doubled our fleet size from 11 to 22 vessels;

•	Diversified both our vessel and charter mix to limit our exposure to market cycles, while positioning ourselves to take advantage of market upswings;

•	Focused on creating an advantageous blend of product tanker and dry bulk vessels; and

•	Created a scalable platform to support future growth.

Since our recapitalization, we have put in place a scalable platform which we believe will enable us to grow our fleet without adding significant overhead. We are now seeking to expand upon our new platform and reduce our leverage.

Furthermore, we believe we have benefitted from certain transactions with Grandunion, a company controlled by two of our named executive officers — Michail S. Zolotas, our Chief Executive Officer, and Nicholas G. Fistes, our Chairman of the Board and its affiliates. Grandunion and its affiliates helped to facilitate the recapitalization and assembling of our core fleet and also bring in-house our commercial, operational and technical management. However, we do not plan to make, and will not make, any additional vessel acquisitions from Grandunion, Michail S. Zolotas, Nicholas G. Fistes or their respective affiliates, except that we reserve the right to exercise our right of first refusal as to three newbuildings owned by Grandunion if and when a triggering event occurs. We do not anticipate that our plan not to purchase any further vessels from Grandunion, Michail S. Zolotas, Nicholas G. Fistes or their respective affiliates will have an effect on our business or operating results.

2009 Recapitalization

On October 13, 2009, we completed an approximately $400.0 million recapitalization, which resulted in Grandunion acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 222,223 were transferred to Rocket Marine, a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As of June 29, 2011, Grandunion owned approximately 28% of the Company’s common shares and, as a result of the voting agreement, controls the vote of approximately 48% of the Company’s outstanding common shares.

In connection with the recapitalization, the Company issued $145.0 million in aggregate principal amount of 7% Notes. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s Deputy Chairman, President and Chief Executive Officer, converted $20.0 million of the 7% Notes into approximately 2.2 million new common shares. As a result, in the aggregate, $125.0 million of the 7% Notes remain outstanding.

Name Change and Amended Bye-Laws

NewLead Holdings Ltd. was incorporated on January 12, 2005 under the name “Aries Maritime Transport Limited” and, on December 21, 2009, upon the receipt of shareholder approval, the Company changed its name to NewLead Holdings Ltd. at which time the Company changed its trading symbol on the NASDAQ Stock Market to “NEWL.” In addition, upon the receipt of shareholder approval at the same special general meeting, the Company adopted a change to its bye-laws to permit written resolutions to be approved by a majority of the shareholders rather than unanimously.

Fleet Expansion and Activities

Dropdown of six vessels and commercial/technical management companies

On April 1, 2010, we completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping S.A., or Newlead Shipping, and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of a Securities Purchase Agreement dated March 31, 2010. In exchange for shares of the subsidiaries acquired, we assumed approximately $161.0 million of bank debt, accounts payable and accrued liabilities, net of cash acquired, and paid Grandunion an additional consideration of $5.3 million, which consisted of $100,000 in cash, as well as issued 700,214 common shares to Grandunion, reflecting the 737,037 shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these shares to maintain the aggregate consideration in accordance with the terms of the Securities Purchase Agreement as a result of assuming a higher amount of liabilities. The shares were subject to a Lock-Up Agreement, dated April 1, 2010, whereby the shares issued to Grandunion were restricted from disposition or any other transfer for the one year period ended April 1, 2011.

Newlead Shipping is an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiaries. The subsidiaries provide a broad spectrum of technical and commercial management to all segments of the maritime shipping industry. Newlead Shipping and certain of its subsidiaries provide technical and commercial management services to our product tanker vessels. Newlead Bulkers S.A., or Newlead Bulkers, which is a subsidiary of Newlead Shipping that was acquired as part of this transaction, provides technical and commercial management services to our dry bulk vessels. Newlead Shipping holds the following accreditations:

•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and by enhancing customer satisfaction through, among other things, processes for continual improvement;

•	ISO 14001 from American Bureau of Shipping for environmental management, including policies and objectives targeting legal and other requirements; and

•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.

Acquisition of five vessels

In July 2010, we completed the acquisition of five dry bulk vessels, including two newbuildings with long term time charters. Total consideration for the acquisition of the five vessels was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. The balance, representing newbuilding installments, is anticipated to be financed with committed bank and shipyard credit facilities, as well as with cash from our balance sheet.

Newbuilding program and delivery of one new Kamsarmax vessel

In the second quarter of 2010, we completed the purchase of two geared Kamsarmaxes (each approximately 80,000 dwt) for an aggregate purchase price of $112.7 million (including payments up to the delivery of the vessels and ready for sea costs). The first Kamsarmax, named the Newlead Tomi, was delivered in December 2010 and the second vessel is expected to be delivered from the COSCO Dalian Shipyard during the fourth quarter of 2011 and will be chartered out immediately upon delivery. The first vessel is chartered-out for an initial period of five years at a net rate of $28,710 per day. The charter provides the charterer with call option for one year plus one additional year, and the owner with a put option for one year plus one additional year at a net charter rate between $19,800 and $28,710. The second vessel is chartered-out for a seven-year term at a net rate of $27,300 per day.

In the first quarter of 2010, we completed the purchase of a 92,000 dwt post-Panamax vessel for $37.0 million. The vessel, named the Newlead Endurance, was constructed at a Korean shipyard and was delivered in June 2011. The vessel is chartered-out to a charterer for approximately seven years at a floor rate of $14,438 net rate per day plus 50/50 profit sharing of the daily earnings of the charterer above $17,000. We financed the acquisition of this vessel with a combination of cash from the balance sheet and a sale and immediate bareboat leaseback transaction completed during 2011.

As part of the acquisition of the five vessels in July 2010 described above, we also acquired two 35,000 dwt Handysize vessels, which are under construction at a shipyard in Korea and are expected to be delivered during the second half of 2011 and third quarter of 2012, respectively. Once delivered, each vessel will be immediately chartered-out for 12 years at a floor rate of $12,000 per day plus 40/60 profit sharing (Newlead/Charterer) of the daily earnings of the charterer above $14,000 to a European charterer.

In addition, we also secured the right of first refusal for three additional newbuildings from Grandunion. The three newbuildings are 81,000 dwt Kamsarmaxes, being constructed at a shipyard in Korea, scheduled for delivery in 2013 with long-term charters attached.

Acquisition of one dry bulk vessel

In the third quarter of 2010, we entered into an agreement for the acquisition of one 2003 built, 34,682 dwt, Handysize dry bulk vessel for a consideration of $24.5 million. The vessel, named the Newlead Prosperity, was delivered in early October 2010 and was initially bareboat chartered up to March 15, 2011, with an obligation to conclude the purchase by the end of the charter period. By an addendum signed on March 11, 2011, the parties agreed initially to extend the charter period until April 8, 2011, while by a second addendum signed on April 7, 2011, the charter period was extended until May 6, 2011. On May 10, 2011, we completed the acquisition of the vessel. The vessel has been fixed in a time charter for seven years (plus or minus three months) at a net daily hire rate of $12,936. We financed the acquisition of this vessel with a combination of debt and cash from the balance sheet.

Sale of non-core vessels

Our “non-core” fleet, excluding previously disposed container vessels, consisted of the following vessels: the High Land, the High Rider, the Chinook, the Ostria and the Nordanvind. All these non-core vessels have been sold. All other vessels currently in operation, as well as the newbuildings, represent Newlead’s “core” fleet.

In April 2010, we divested two non-core vessels, the High Rider and the Chinook. The High Rider was sold for a consideration of approximately $6.7 million. We transferred the vessel Chinook and in exchange we acquired two Kamsarmaxes under construction for an aggregate consideration of approximately $112.7 million (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes). The gain on the sale of the High Rider amounted to $0.1 million.

In September 2010, we divested three non-core vessels, the High Land, the Ostria and the Nordanvind, for a total consideration of approximately $20.8 million. The aggregate gain on the sale of these vessels amounted to $1.1 million.

Furthermore, in January 2010, we completed the sale of our container vessels, the MSC Seine and the Saronikos Bridge, for approximately $13.0 million of gross cash proceeds. The aggregate gain on the sale of these vessels amounted to $2.5 million. A portion of these proceeds was used to pay down outstanding debt. As a result of the sale and delivery of these vessels, we exited the container market. Accordingly, the results of operations related to the container market are reflected as discontinued operations.

New charter party agreements

In August 2010, we reached two agreements with a charterer to enter into time charters for the Newlead Avra and the Newlead Fortune, each a 2004 built, 73,495 dwt Panamax, for 12 months. The time charter for the Newlead Fortune commenced in November 2010 and the time charter for the Newlead Avra commenced in February 2011. The net daily charter-out rate for both vessels is $13,825 plus 50/50 profit sharing of the daily earnings of the charterer above $14,000. In addition, we reached an agreement with a charterer to enter into a time charter for the Grand Rodosi for a period ranging from four to six months. The net daily charter-out rate is $21,516 and the time charter commenced during September 2010.

In February 2011, the Newlead Compass (72,934 dwt) and the Newlead Compassion (72,782 dwt) were each chartered-out for a five-year period. The Newlead Compassion commenced its charter in May 2011, while the Newlead Compass is expected to commence its charter during the third quarter of 2011. The net daily charter-out rate for each vessel will be $11,700 for the first year, $13,650 for the second, third and fourth years and $15,600 for the fifth year. In addition, during the term of the charters, we will have a profit-sharing interest equal to 50% of the actual earnings of the charterer up to $26,000 per day and 30% above such amount.

Sale and leaseback of four vessels

In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback charter period is eight years. We retain call options to buy the vessels back during the lease period at pre-determined de-escalating prices and we are obligated to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. We have also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters for the four vessels is approximately $40,000 per day for the first three years, and approximately $24,000 per day thereafter. We will continue to earn charter hire on the current time charters on the vessels. The sale and leaseback transaction was treated as a capital lease for accounting purposes, resulting in an immediate loss of $2.7 million (in respect of each vessel for which the fair value was below their carrying amount) and deferred gain of $10.5 million (in respect of each vessel for which the fair value was above their carrying amount) which is amortized over the life of each vessel.

In addition, pursuant to the sale and leaseback transaction, we agreed with Lemissoler Maritime Company W.L.L. (i) to issue 36,480 common shares upon execution of the agreement; (ii) on each of the first and second anniversaries of the date of the agreement, to deliver, at our option, either cash of $182,400 or a number of common shares having a value of $182,400, based on a common share value of 120% of the 30-day average immediately preceding such anniversary; and (iii) on each of the third through seventh anniversaries of the date of the agreement, to deliver, at our option, either cash of $109,440 or a number of common shares having a value of $109,440, based on a common share value of 120% of the 30-day average immediately preceding such anniversary. The cash or common shares that may be delivered on such anniversary dates are subject to downward adjustment upon the occurrence of certain events.

We used the proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on the aforementioned vessels, as well as other bank debt and associated fees. Subsequently, we entered into a revolving credit facility of up to $62.0 million by Marfin Egnatia Bank S.A., of which $49.0 million has been drawn. We utilized this credit facility to refinance several vessels and to provide additional financial flexibility to the Company.

B.	Business Overview

FLEET

As of June 29, 2011, NewLead controlled 22 vessels, of which 19 are in operation, including six double-hull product tankers, 13 dry bulk vessels and three dry bulk newbuilds. We have many long-established charter relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of our vessels. The Company has established stringent requirements for selecting qualified charterers that are being practiced and adhered to.

The core fleet of 22 vessels consists of 16 dry bulk carriers (including the three dry bulk newbuilds) totaling 1.52 million dwt and six double-hull product tankers totaling 0.37 million dwt. The total dwt for the core fleet is 1.89 million. Of the core fleet, the 19 vessels currently in operation have an average age of 12.6 years. As of December 31, 2010, we had contracted 66%, 46% and 36% of our available days on a charter-out-basis for 2011, 2012 and 2013, respectively. As a result, as of such date, we had over $200.0 million of total contracted revenue through 2013. The employment profile of the fleet as June 29, 2011 is reflected in the table below:

					Net Daily
	Size	Vessel			Charter
Vessel Name	(Dwt)	Type	Year Built	Charter Expiration	Hire Rate

Product Tanker Vessels
Newlead Compass	72,934	Panamax	2006	Q3 2016(1)	$11,700 plus 50% profit sharing up to $26,000 and 30% above such amount
Newlead Compassion	72,782	Panamax	2006	min: April 2016 max: June 2016(1)	$11,700 plus 50% profit sharing up to $26,000 and 30% above such amount
Newlead Avra	73,495	Panamax	2004	min: February 2012 max: March 2012	$13,825 plus 50% profit sharing above $14,000

					Net Daily
	Size	Vessel			Charter
Vessel Name	(Dwt)	Type	Year Built	Charter Expiration	Hire Rate

Newlead Fortune	73,495	Panamax	2004	min: November 2011 max: December 2011	$13,825 plus 50% profit sharing above $14,000
Hiotissa	37,329	Handymax	2004	—(2)	Scorpio Handymax Tanker Pool Earnings
Hiona	37,337	Handymax	2003	—(2)	Scorpio Handymax Tanker Pool Earnings
Dry bulk Vessels
Newlead Endurance	92,000	Post-Panamax	2011	min: March 2018 max: May 2018	$14,438 plus 50% profit sharing(3)
Newlead Tomi	79,224	Kamsarmax	2010	min: September 2015 max: March 2016	$28,710(4)
Newlead Prosperity	34,682	Handysize	2003	August 2011	$12,188(5)
Newlead Victoria	75,966	Panamax	2002	min: July 2012 max: October 2012	Floating rate time charter(6)
Brazil(7)	151,738	Capesize	1995	min: December 2013 max: February 2014	$28,985(8)
Australia(7)	172,972	Capesize	1993	min: November 2011 max: January 2012	$20,391
China(7)	135,364	Capesize	1992	min: November 2015 max: October 2016	$12,753
Grand Ocean	149,498	Capesize	1990	min: January 2012 max: May 2012(9)	$19,680
Newlead Venetico	134,982	Capesize	1990	min: June 2012 max: October 2012(10)	$17,760
Grand Rodosi(6)	68,788	Panamax	1990	August 2011	$22,325
Newlead Markela	71,733	Panamax	1990	min: February 2013 max: June 2013	$21,972
Newlead Esmeralda	69,458	Panamax	1990	min: August 2011 max: November 2011	$17,953
Newlead Spartounta	135,070	Capesize	1989	Spot	—

	Size	Vessel	Expected		Charter Rate
Newbuildings	(Dwt)	Type	Delivery Date	Charter Term	(Daily, Net)

Newlead TBN	35,000	Handysize	2nd Half 2011	Twelve years +/- 4 months	$12,000 plus 40% profit sharing(11)
Newlead TBN	80,000	Kamsarmax	Q4 2011	Seven year time charter	$27,300
Newlead TBN	35,000	Handysize	Q3 2012	Twelve years +/- 4 months	$12,000 plus 40% profit sharing(11)

(1)	The time charter of the Newlead Compassion commenced in May 2011, while the Newlead Compass is expected to commence during Q3 2011. The net daily charter-out rate is $11,700 for the first year, $13,650 for the second, third and fourth year and $15,600 for the fifth year plus 50.0% profit-sharing on the actual earnings of the charterer up to $26,000 per day and 30% above such amount.

(2)	The Hiotissa entered the Handymax Tanker Pool of Scorpio Management in April 2011, while the Hiona is expected to enter the same pool in Q3 2011.

(3)	At the end of the seven year time charter, the charterer also has an option to extend the charter period for one year and one additional year. Charter-out rate for first optional year is $15,400 (net) per day plus 50/50 profit sharing. Charter-out rate for second optional year is $16,844 per day (net) plus 50/50 profit sharing.

(4)	Five year time charter at net charter rate of $28,710 per day, plus charterer’s option for one year plus one additional year. The vessel owners have a put option for a second two-year charter at a net charter rate between $19,800 and $28,710 per day. The second charter is subject to the first charterer not exercising the optional years. The first and second charters secure a total charter duration of seven years for the vessel.

(5)	The vessel was chartered-in during the fourth quarter 2010 initially until March 15, 2011, with an obligation to conclude the purchase by the end of the charter period at the latest. By an addendum signed on March 11, 2011, the parties agreed initially to extend the charter period until April 8, 2011, while by a second addendum signed on

April 7, 2011, the charter period was extended until May 6, 2011. On May 10, 2011, we completed the acquisition of the vessel. Subject to the charterer’s option to redeliver the vessel in the Mediterranean Sea,which, if exercised, would result in a net daily charter-out rate of $14,063.

(6)	The vessel owner shall have the right to an earlier redelivery of the vessel, at any time within the charter duration, subject to vessel owner’s tendering to charterers three months’ advance notice.

(7)	This vessel was sold and leased back to the Company on a bareboat charter for a period of eight years.

(8)	Net charter rate of $28,985 per day for the first three years and $26,180 per day thereafter, plus 50/50 profit sharing of the daily earnings of the charterer above $26,600.

(9)	The charterer also has an option to extend the charter period for one additional year.

(10)	The charterer also has an option to extend the charter period for six additional months.

(11)	Base rate is $12,000 per day. Above a rate of $14,000 per day, profit sharing is 40% based on open book accounting on actual earnings. Charterers have a 50% purchase option.

Fleet Management

At December 31, 2009, the vessel-owning companies of the vessels Newlead Avra (formerly Altius), Newlead Fortune (formerly Fortius), High Land, High Rider and Ostria had technical ship management agreements with International Tanker Management Limited (” ITM”). The agreed annual management fees were approximately $0.165 million per vessel for both 2010 and 2009. During the year ended December 31, 2010, the vessel owning companies of Newlead Avra and Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping, a company which was controlled by Grandunion and currently is NewLead’s subsidiary. The agreed annual management fees were approximately $0.20 million per vessel, and were in effect until Newlead Shipping became a subsidiary of Newlead.

The Chinook had a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on September 7, 2010. The annual management fees per vessel for 2010 and 2009 were approximately €153,000 and €150,000, respectively (equal to approximately $0.2 million per vessel).

At December 31, 2009, the Australia had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, and the China and the Brazil each had a commercial and technical ship management agreement with Newfront Shipping S.A., or Newfront. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers S.A., or Newlead Bulkers, a company which was controlled by Grandunion and currently is NewLead’s subsidiary. The annual management fee under each of the agreements was approximately $0.19 million per vessel; however, all payments to Newlead Bulkers have been eliminated since the date on which Newlead Bulkers became a subsidiary of Newlead.

Magnus Carriers Coproration, or Magnus Carriers, a company owned by two of our former officers and directors, provided the ship-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider, the Ostria and the Chinook with non-exclusive commercial management services in accordance with commercial management agreements that were cancelled by us effective May 1, 2009.

On April 1, 2010, we completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of the Purchase Agreement. Newlead Shipping and certain of its subsidiaries provide technical and commercial management services to our product tanker vessels. Newlead Bulkers, which is a subsidiary of Newlead Shipping that was acquired as part of this transaction, provides technical and commercial management services to our dry bulk vessels. As of December 31, 2010 and June 29, 2011, the commercial and technical management services of all of our owned and operated vessels are managed in-house.

Crewing and Employees

As of December 31, 2010, all of our employees were employed by our wholly-owned subsidiaries, Newlead Shipping and Newlead Bulkers, which employed 36 persons and 33 persons, respectively, except for our Chairman, our CEO and our CFO who are employeed by NewLead Holdings Ltd., all of whom are shore-based. We employ an average of 24 crew members per vessel owned, which number varies depending on the number of vessels in the fleet at any given time and duration of ship voyages.

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

Inspection by a Classification Society

Our vessels have been certified as being “in class” by Bureau Veritas, American Bureau of Shipping, Registro Italiano Navale (RINA), or Det Norske Veritas, each of which is a member of the International Association of Classification Societies. Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking.

Competition

We operate in shipping markets that are diversified, highly competitive and highly fragmented. Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We typically arrange our charters in the period market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of dry bulk ships and owners of product tankers in the Aframax, Panamax and Handymax class sizes. The dry bulk shipping markets are divided among approximately 1,400 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 7,000 vessels, aggregating approximately 460 million dwt. It is likely that we will face substantial competition for long term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long term charters.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our fleet. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements can entail significant expense, including vessel modification and implementation of certain operating procedures. Noncompliance with such regulations and requirements could result in the imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operations of one or more of the vessels in our fleet.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities, such as the U.S. Coast Guard and harbor masters), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators, and oil companies. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our fleet. Our failure to maintain necessary permits or approvals could result in imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution. The primary IMO regulations are discussed below.

The IMO continues to review and introduce new regulations. It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

Vessel Construction and Safety Requirements

The IMO has adopted MARPOL, which implements standards for the control, minimization or elimination of accidental, deliberate, or negligent discharge of oil, garbage, noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year-old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

(1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year-old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

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

Under Regulation 13H, HGO means any of the following:

•	crude oils having a density at 15°C higher than 900 kg/m3;

•	fuel oils having either a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under Regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15°C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the continued operation shall not go beyond the date that is 25 years after the date of its delivery. The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date that is 25 years after the date of its delivery.

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

Any port state, however, can deny entry of single-hull tankers carrying HGO that have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to Regulation 13G (Regulation 20 in the revised Annex I) and Regulation 13H (regulation 21 in the revised Annex I). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of HGO that will broaden the scope of Regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m 3 and above, which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

All of the tankers in our fleet are double-hulled. The phasing out of single-hull tankers in accordance with the MARPOL Convention and its amendments is expected to decrease tanker supply, which may help to prevent further decline in charter rates in the product tanker market.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect until December 31, 2011, even if it were to be adopted earlier. As of January 31, 2011, the BWM Convention had been adopted by 27 states, representing approximately 25% of the world’s tonnage. We may incur costs to come into compliance with these requirements if they come into effect.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Effective in May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil. We believe that all our vessels are currently compliant in all material respects with these existing regulations. Additional or new conventions, laws and regulations may be also adopted that could require the installation of expensive emission control systems. Such future emission control requirements could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards that entered into force on July 1, 2010. The amended Annex VI aims to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.5% (from the current cap of 4.5%), effective from January 1, 2012, then progressively reduced to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We incurred significant costs to comply with these revised standards.

The revised Annex VI also allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea, the North Sea including the English Channel, and the coasts of North America, and a US Caribbean ECA is expected to be adopted in 2011. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% in July 2010 for the Baltic and North Sea ECAs and beginning in 2012 for the North American ECA; and 0.1% in these ECAs beginning in 2015), as well as nitrogen oxide aftertreatment requirements that will become applicable in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1998, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely upon the safety management systems that our ship management companies, Newlead Shipping and Newlead Bulkers, have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our ship management companies, Newlead Shipping and Newlead Bulkers, have obtained documents of compliance for their offices and safety management certificates for the vessels in our fleet for which such certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

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

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code, or ISPS Code. Our fleet maintains ISM and ISPS certifications for safety and security of operations.

Oil Pollution Liability

With respect to oil pollution liability, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the IMO Protocol of 1992, or 1992 Protocol, use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $7.159 million, plus 631 SDR, or $1001.58 million, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $142.49 million. The exchange rate between SDRs and U.S. dollars was 0.63 SDR per U.S. dollar on June 29, 2011. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. The U.S. is not a party to the CLC. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Some jurisdictions have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the CLC, the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

International laws governing Bunker Oil Pollution

In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the 1976 Convention, discussed above). The Bunker Convention entered into force on November 21, 2008, and in early 2011 it was in effect in 58 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.

United States Requirements

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

In 1990, the U.S. Congress enacted the OPA, to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for clean-up and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA are potentially applicable to our operations in the U.S.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability with respect to tanker vessels with a qualifying double hull, to the greater of $2,000 per gross ton or $17.088 million per vessel that is over 3,000 gross tons, and with respect to non-tanker vessels, to the greater of $1,000 per gross ton or $854,400 per vessel (subject to periodic adjustment for inflation). OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some state environmental laws impose for unlimited liability for discharge of pollutants including oil, within their waters. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages relating to the discharge of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We currently have no OPA or CERCLA claims pending against us. However, in the event of an oil spill or release of hazardous substances from our vessels, we could be subject to such claims, which could adversely affect our cash flow, profitability and financial position.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to meet its potential liabilities under OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast

Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance. The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

We have arranged insurance for our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position would be adversely impacted.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. All of the tankers in our fleet are double-hulled. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

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

In response to the 2010 Deepwater Horizon incident in the Gulf of Mexico, the U.S. House of Representatives passed a bill that would have amended OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations, but the bill did not seek to change the OPA liability limits applicable to vessels. The U.S. Senate considered, but did not pass, similar legislation. In the 112th Congress, further proposals for oil spill response legislation maybe introduced. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Under the CAA, EPA regulations require to vapor control systems (“VCSs”) for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. In October 2010, the U.S. Coast Guard proposed a rule that would make its VCS requirements more compatible with new EPA and State regulations, reflect changes in VCS technology, and codify existing U.S. Coast Guard guidelines. It appears unlikely that the updated U.S. Coast Guard rule when finalized will impose a material increase in costs.

In April 2010, U.S. EPA adopted regulations implementing the provisions of MARPOL Annex VI. Under these regulations, both U.S. and foreign-flagged ships subject to the engine and fuel standards of MARPOL Annex VI must comply with the applicable Annex VI provisions when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “Air Emissions.”

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters.

Effective February 6, 2009, the EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful foreign organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). Currently the EPA and the U.S. Coast Guard are studying the technical feasibility of strengthened requirements for ballast water management that could be incorporated as further conditions of the VGP or other new rulemaking. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Ballast water is also addressed under the U.S. National Invasive Species Act, or NISA. U.S. Coast Guard regulations adopted under NISA impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.

European Union Restrictions

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single-hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil). If dissatisfied either with the extent of such amendments or with the time-table for their introduction, the European Union has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe. However, European Union regulations may from time to time impose burdens and costs on ship owners and operators that are additional to those involved in complying with international rules and standards. In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” There is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

The European Union has also adopted legislation that: (1) strengthens regulation against manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and creates an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (2) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is difficult to accurately predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other constituent country or authority in Europe.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. The IMO announced its intention to develop limits on greenhouse gases from international shipping and is working on technical and operational measures to reduce emissions. In the U.S., the EPA has declared greenhouse gases to be pollutants that pose a threat to human health and welfare and will begin regulating greenhouse gas emissions from certain stationary sources in 2011. The EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The objective of the ISPS Code is to establish the framework that allows detection of security threats and implementation of preventive measures against security incidents that can affect ships or port facilities used in international trade. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel and instead only alert the authorities on shore;

•	the development of vessel security plans;

•	a ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures for non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

On October 8, 2010, Grand Rodosi, one of our bulk carriers, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damage were sustained, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that compose the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. All qualifying claims in excess of $8 million up to, currently, approximately $6.9 billion are shared between the P&I Associations in accordance with the terms of the pooling agreement. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the International Group.

INDUSTRY

THE REFINED PRODUCT AND DRY BULKSHIPPING INDUSTRIES

All the information and data presented in this section, including the analysis of the various sectors of the refined product and dry bulk shipping industries has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Introduction

Seaborne cargo is broadly categorized as either liquid or dry cargo. Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals. Dry cargo includes drybulk cargo, container cargo, non-container cargo and other cargo.

The following table presents the breakdown of global seaborne trade by type of cargo in 2000 and 2010.

World Seaborne Trade: 2000 and 2010

	Trade — Million Tons		CAGR(1) %	% Total Trade
	2000	2010	2000-10	2000	2010

Liquid Cargo
Crude Oil	2,079	2,276	0.91	32.1	25.9
Refined Petroleum Products	602	875	3.81	9.3	10.0
Liquid Chemicals	128	214	5.28	2.0	2.4
Liquefied Gases	168	261	4.54	2.6	3.0
Total Liquid Cargo	2,977	3,627	1.99	46.0	41.3
Total Dry Cargo	3,491	5,155	3.98	54.0	58.7
Dry Bulk
Coal	539	915	5.43	8.3	10.4
Iron Ore	489	1,004	7.46	7.6	11.4
Grain	221	242	0.9	3.4	2.8
Total Major Bulks	1,249	2,161	5.63	19.3	24.6
Minor Bulks	901	1.018	1.23	13.9	11.6
Other
Container Cargo	620	1,366	8.21	9.6	15.6
General Cargo	720	610	(16.4)	11.1	6.9
Total Seaborne Trade	6,468	8,782	3.11	100.0	100.0

(1)	Compound annual growth rate.

Source: Drewry Research

Ocean going vessels represent the most efficient and often the only means of transporting large volumes of basic commodities and finished products over long distances. In general, the supply of and demand for seaborne transportation capacity are the primary drivers of charter rates and values for all vessels. Larger vessels exhibit higher charter rate and vessel value volatility compared with smaller vessels, due to the larger volume of cargo shipped on board, their reliance on a few key commodities, and long-haul routes among a small number of ports. Vessel values primarily reflect prevailing and expected future charter rates, and are also influenced by factors such as the age of the vessel, the shipyard of its construction and its specifications. During extended periods of high charter rates, vessel values tend to appreciate, while during periods where rates have declined, such as the period we are in currently, vessel values tend to decline. Historically, the relationship between incremental supply and demand has varied among different sectors, meaning that at any one time different sectors of the seaborne transportation industry may be at differing stages of their respective supply and demand cycle, as the drivers of demand in each sector are different and are not always subject to the same factors.

Oil Tanker Demand

Demand for crude oil and refined petroleum products is affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources.

As the following figures indicate the world economy grew at a fairly consistent rate in the period 2000 to 2008, but growth came to an abrupt halt in 2009 as the world went into a global depression. The downturn was short-lived and the most recent data suggest that the world economy returned to positive growth in 2010, with China and India being the main engines of growth.

World GDP Growth: 2000 to 2010
(Percent change from previous period)

Source: Drewry Research

World Oil Consumption: 1990 — 2010
(Million Barrels Per Day)

(1) Provisional

Source: Drewry Research

World oil consumption has generally experienced sustained growth since 2000, albeit it declined in 2009 due to the downturn in the global economy. The provisional data for 2010 however suggests that world oil demand rebounded strongly.

World oil consumption in 2010 is provisionally estimated at 86.9 million barrels per day. Since 2000 it has grown at a CAGR of approximately 1.2%.

World Oil Consumption by Region: 2000 — 2010
(Million Barrels Per Day)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

North America	24.0	24.0	24.1	24.5	25.3	25.5	25.4	25.5	24.2	23.3	23.8
Europe	15.1	15.3	15.3	15.4	15.6	15.5	15.5	15.3	15.4	14.5	14.3
Pacific	8.6	8.7	8.6	8.7	8.5	8.6	8.5	8.4	8.1	7.7	7.7
Total OECD(1)	47.7	48.0	48.0	48.6	49.4	49.6	49.4	49.2	47.7	45.5	45.7
China	4.8	4.7	5.0	5.6	6.4	6.6	7.0	7.6	7.9	8.4	9.2
Middle East	4.7	5.2	5.4	5.4	5.8	6.1	6.5	6.5	7.1	7.0	7.3
Asia (excluding China)	7.3	7.6	7.9	8.1	8.6	8.8	8.9	9.5	9.7	10.0	10.3
Africa	2.4	2.6	2.7	2.7	2.8	2.9	3.0	3.1	3.2	3.2	3.2
Latin America	4.9	4.9	4.8	4.7	4.9	5.0	5.2	5.7	5.9	6.0	6.3
FSU(2)	3.6	3.7	3.5	3.6	3.7	3.8	3.9	4.2	4.2	4.0	4.2
Europe	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.7
Total Non-OECD	28.4	29.5	30.0	30.8	32.9	33.9	35.2	37.4	38.7	39.3	41.2
World Total	76.1	77.5	78.0	79.4	82.3	83.5	84.6	86.6	86.4	84.8	86.9

(1)	Organisation for Economic Co-operation & Development; (2) Former Soviet Union

Source: Drewry Research — derived from industry sources

Regionally, oil consumption is either static or declining in most of the developed world, but is increasing in most of the developing world as the following chart indicates. In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. %. In the period 2000 to 2010 Chinese oil consumption grew by a CAGR of 6.7% to reach 9.2 million barrels per day in 2010.

Oil consumption on a per capita basis is still low in countries such as China and India when compared with the United States and Western Europe.

Regional Oil Consumption Growth Rates: 2000 — 2010
(CAGR — Percent)

Source: Drewry Research

Oil Consumption Per Capita: 2009
(Tons per Capita)

Source: Drewry Research

Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Global trends in crude oil production by main region in the period 2000 to 2010 are shown in the table below. Production trends have naturally followed the underlying pattern in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels.

World Oil Production: 2000 to 2010
(Million Barrels Per Day)

(1) Former Soviet Union. (2) Provisional

Source: Drewry Research

Production and exports from the Middle East (largely OPEC) have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter rates, due to the relatively long distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

Oil Refinery Capacity

Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize the revenue. The distribution of refinery throughput by region in the period 2000 to 2009 is shown in the following chart.

Oil Refinery Throughput by Region: 2000-2009
(Million Barrels Per Day)

Source: Drewry Research

Changes in refinery throughput are to a certain extent driven by changes in the location of capacity and capacity increases are taking place mostly in the developing world, especially in Asia. In turn this is leading to changes in voyage patterns and longer voyages.

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other emerging economies following behind. By contrast, refinery throughput in North America has actually declined in the last decade.

Oil Refinery Throughput by Region: Growth Rates 2000-2009
(CAGR — Percent)

Source: Drewry Research

Oil Refinery Capacity by Region: Growth Rates 2000-2009
(CAGR — Percent)

Source: Drewry Research

The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for North America and Europe.

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other developing regions following behind. By contrast, refinery throughput in North America has actually declined in the last decade. The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for regions such as North America and Europe.

World Oil Trades

World oil trades are naturally the result of geographical imbalances between areas of oil consumption and production, although it is important to recognize that in sectors such refined petroleum products arbitrage can have an impact on trade flows.

The chart below illustrates changes in global seaborne movements of crude oil and refined petroleum products between 2000 and 2010.

Seaborne Oil Trade Development: 2000 to 2010
(Million Tons)

Source: Drewry Research

The volume of crude oil moved by sea each year also reflects the underlying changes in world oil consumption and production. Seaborne trade in crude oil in 2010 is provisionally estimated at 2.3 billion tons, while refined petroleum products movements are provisionally estimated at 875 million tons.

Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products. Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption.

Oil Tanker Demand: 2000-2010
(Million Tons/Billion Ton Miles)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Seaborne Trade — Million Tons
Refined Products	602	608	618	623	686	745	779	823	854	847	875
Crude Oil	2,079	2,017	1,997	2,111	2,241	2,253	2,289	2,262	2,232	2,210	2,276
Total Seaborne Trade	2,681	2,625	2,615	2,734	2,927	2,998	3,068	3,085	3,086	3,057	3,151
Demand — Billion Ton Miles
Refined Products	1,583	1,733	1,572	1,853	2,226	2,886	2,332	2,506	2,686	2,788	2,905
Crude Oil	7,220	7,528	7,140	7,814	8,504	9,299	8,715	8,751	8,911	8,681	9,104
Total Ton Mile Demand	8,803	9,261	8,712	9,667	10,730	12,185	11,047	11,257	11,597	11,469	12,009

Source: Drewry Research

The growth in the volume of oil moved by sea since 2000 had been quite modest, but the absolute volume of trade hides the fact that changes in the pattern or trade have had quite a positive impact on tanker demand when expressed in terms of ton miles. In the period 2000 to 2009 ton mile demand in the tanker sector grew at a CAGR of 3.8%, whereas the overall increase in trade over the same period was 1.5%. As a result of changes in the pattern of trade the average haul length of crude oil trades has risen from a recent market low of 3,700 miles (loaded voyage only) in 2005 to 4,200 miles in 2009, equivalent to an increase of 14%.

The growth in the volume of oil moved by sea since 2000 had been quite modest, but the absolute volume of trade hides the fact that changes in the pattern or trade have had quite a positive impact on tanker demand when expressed in terms of ton miles. In the period 2000 to 2010 ton mile demand in the tanker sector grew at a CAGR of 3.2%, whereas the overall increase in trade over the same period was 1.6%. As a result of changes in the pattern of trade the average haul length of refined product trades has risen from a recent market low of 2,544 miles (loaded voyage only) in 2002 to 3,320 miles in 2010, equivalent to an increase of 30%.

Refined Petroleum Products — Average Voyage Lengths
(Nautical Miles)

Source: Drewry Research

The main product tanker trades are shown in the map below.

Major Seaborne Refined Products Trades

Source: Drewry Research

Oil Tanker Supply

The world oil tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil.

The main fleet categories are Very Large Crude Carrier (VLCC), Suezmax, Aframax, Panamax and Handy oil tankers.

Category	Size Range — Dwt

Handy	10-49,999
Panamax	50-79,999
Aframax	80-119,999
Suezmax	120-199,999
VLCC	200,000 +

In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The main tanker vessel types are:

VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt. VLCCs carry the largest percentage of crude oil, typically on long-haul voyages, although port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC. VLCCs generally trade on long-haul routes from the Middle East to Asia, Europe and the U.S. Gulf or the Caribbean. Vessels in excess of 320,000 dwt are sometimes known as Ultra Large Crude Carriers, or ULCCs.

Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt. Suezmax tankers are engaged in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico and to the Caribbean; from the Middle East to Europe, within the North Sea, the Mediterranean and within Asia.

Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt. Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

Panamax tankers, with an oil carrying capacity of 50,000 to 80,000 dwt. Panamax tankers represent a more specialized trading sphere by generally taking advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

Handy tankers, comprising both Handysize tankers and Handymax tankers, with an oil cargo carrying capacity of less than 50,000 dwt but more than 10,000 dwt. Handy tankers trade on a variety of regional trade routes carrying refined petroleum products and crude oil on trade routes not suitable for larger vessels. While larger size vessels, generally Aframax and above, typically carry only crude oil, a number of such tankers have the capability to carry refined petroleum products and some chemicals. As such, some of these vessels will also be included within the chemical fleet. However, handy tankers carry the majority of refined petroleum products, with more than 90% of vessels in this size range transporting clean products.

While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type. Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories.

Types of Product Tanker

There is no industry standard definition of ship types in the product sector, but Drewry divides the fleet into four major types of vessel based on vessel size, which are as follows:

•	LR2 (long range 2 tankers, with a product cargo carrying capacity in excess of 80,000 dwt. LR2 tankers typically operate on long-haul voyages, although port constraints limit their trading routes. LR2s generally trade on long-haul routes from the Middle East to Asia, Europe and the Gulf of Mexico or the Caribbean.

•	LR1 (long range 1 tankers), with an oil cargo carrying capacity of approximately 50,000 to 79,999 dwt. LR1 tankers are engaged in a range of product trades, generally from Europe to the United States, the Gulf of Mexico, or back. They also trade within the Mediterranean, or within Asia as well as between the Middle East and Asia.

•	MR2 (medium range 2 tankers), with an oil cargo carrying capacity of approximately 30,000 to 49,999 dwt. MR2 tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. A typical cargo size would be between 45-50,000 tons.

•	Handysize/MR1 (medium range 1 tankers), with an oil-carrying capacity of 10,000 to 29,999 dwt. MR1 tankers trade on a variety of regional trade routes carrying refined petroleum products on trade routes not suitable for larger vessels.

The principal trading routes where these vessels are deployed is shown in the table below.

Product Tankers — Typical Deployment by Size Category

(1) Middle East Gulf. (2) North Sea.

Source: Drewry Research

A number of tankers also have the capability to carry chemicals as well as refined petroleum products. These ships are sometimes referred to as product/chemical tankers and they move between the carriage of chemicals or refined petroleum products depending on market conditions and employment opportunities. The following analysis however focuses on straight product tankers and the ships with product/chemical capability are covered in the section dealing with chemical tankers which follows.

Oil Tanker Fleet — March 31, 2011

				Total
	Deadweight	Number of	% of Fleet	Capacity	% of Fleet
Size Category	Tons	Vessels	(Number)	(Million Dwt)	(Dwt)

VLCC	>200,000	548	18.0	166.1	43.6
Suezmax	120,000-199,000	418	13.7	64.2	16.9
Aframax	80,000-119,000	874	28.7	92.6	24.3
Panamax	50,000-79,999	443	14.6	30.8	8.1
Handymax/size	10,000-49,999	758	24.9	27.3	7.2
Total		3,041	100.0%	381.0	100.0%

Source: Drewry Research

Between the end of 2000 and March 2011 the overall size of the tanker fleet grew by close to 50% with increases in fleet size taking place across all sectors, with the exception of the small ship category.

Oil Tanker Fleet Development: 2000 to March 2011
(Million Dwt)

Source: Drewry Research

The Product Tanker Fleet

The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order and the number of ships removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise not available or out of commission (collectively, “lay-up” or total inactivity).

The product tanker fleet as of March 31, 2011 by the above definition comprises 1,193 ships of 65.7 million dwt.

World Product(1) Tanker Fleet 31, March 2011

				Total	% of
	Deadweight	Number of	% of	Capacity	Orderbook
Size Category	Tons	Vessels	Orderbook	(Million Dwt)	(Dwt)

LR2	>80,000	40	18.9%	4.5	33.4%
LR1	50,000-79,999	90	42.5%	5.8	43.4%
MR2	25,000-49,999	66	31.1%	2.9	21.5%
MR1	10,000-24,999	16	7.5%	0.2	1.7%
Total		212	100.0%	13.4	100.0%

Source: Drewry Research

Over the years, the supply of the smallest product tanker category (10,000-29,999 dwt) fleet has declined in favour of the larger ships that are more suited to the long-haul routes. The development of the fleet between 2000 and March 2011 is shown in the table below.

World Product Tanker Fleet Development: 2000 to 2011(1)

	Total
End Period	No.	Size (‘000 Dwt)

2000	878	30,712
2001	866	30,587
2002	829	29,694
2003	785	28,803
2004	833	31,952
2005	882	35,260
2006	926	38,555
2007	976	42,429
2008	1,038	46,348
2009	1,115	51,765
2010	1,207	65,417
March 2011(1)	1,193	65,700

(1)	Through March 31, 2011

Source: Drewry Research

Oil Tanker Deletions

As the tanker fleet ages, a number of vessels are scrapped as they become uneconomical to operate. Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it “in-class.” A vessel is deemed to be “in-class” if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel’s seaworthiness, and vessels must be certified as in-class in order to continue to trade and be admitted to ports worldwide. In many cases, particularly when tankers reach approximately 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.

Scrapping activity declined in the middle of the decade to relatively low levels when freight rates were very strong, but picked up in 2009 when the freight market was weak. This trend continued in 2010 with demolition levels reaching just over 12.0 million dwt for the year. Historically, scrap prices have averaged around $150 per ton, although in March 2011 they were in excess of $500 per ton at Indian breaking locations.

Oil Tanker Scrapping: 2000-2010
(‘000 Dwt)

Source: Drewry Research.

Besides age, the removal of ships from the trading fleet can be influenced by legislation. According to the revised MARPOL (the IMO International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (MARPOL 73/78)) Regulation 13G, single-hull tankers should be phased out or converted to a double-hull by the dates established by the revised regulation.

Despite the legislative changes there still exists the potential to use single-hull, double-side or double-bottom tankers beyond 2010, as there is flexibility allowed by the IMO for flag and state exemptions. As per the exemptions mentioned under MARPOL Regulation 13H for the prevention of oil pollution from oil tankers, when carrying heavy grade oil (HGOs) such as heavy crude oils and fuel oils of density higher than 900 kg/m3 at 15°C), the IMO has the discretion to allow continued operation of single-hull, double-side or double-bottom tankers beyond the set phase-out dates (April 5, 2005 for single-hull tankers of 5,000 dwt and above; and the anniversary date in 2008 for single-hull tankers of 600 dwt and above but less than 5,000 dwt), depending upon size, age, operational area, structural conditions of the ship and results of the IMO’s Condition Assessment Scheme (CAS),provided that the operation does not go beyond the date on which the ship reaches 25 years after the date of its delivery.

In addition, according to the revised MARPOL Convention, Regulation 13G, single-hull tankers should be phased out or converted to double-hull tankers by the dates established by the revised regulation. However, the regulation allows the flag state of a given vessel to permit continued operation of Category 2 (an oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying oil other than the above) or Category 3 tankers (an oil tanker of 5,000 dwt and above but less than that specified for a Category 2 type oil tanker) beyond their phase-out dates, in accordance with the schedule, subject to satisfactory results from the Condition Assessment Scheme. Nonetheless, the continued operation of single-hull tankers must not go beyond the anniversary of the date of delivery of the ship in 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier.

Product Tanker Fleet Age Profile

The average age of the ships in each major class are shown below, while the average age for the fleet as a whole is 11.0 years.

World Product Tanker Fleet: Average Age: March 31, 2011

World Product Tanker Fleet: Average
		Average
	Deadweight	Age
Size Category	Tons	(Years)

LR2	>80,000	7.3
LR1	50,000-79,999	5.5
M R2	25,000-49,999	11.1
M R1	10,000-24,999	16.4
Fleet Average		9.8

Source: Drewry Maritime Research

The graph below illustrates the age profile of the world’s product tanker fleet as of March 31, 2011.

World Product Tanker Fleet: Age Profile, March 31, 2011

Source: Drewry Research

Oil Tanker Orderbook

As of March 31, 2011 the tanker orderbook amounted to 656 tankers of 104.4 million dwt, equivalent to 27.4% of the current fleet.

Oil Tanker Orderbook March 31, 2011

				Total
	Deadweight	Number of	% of Fleet	Capacity	% of Fleet
Size Category	Tons	Vessels	(Number)	(Million Dwt)	(Dwt)

VLCC	>200,000	179	32.7	56.3	33.9
Suezmax	120,000-199,999	150	35.9	23.2	36.2
Aframax	80,000-119,999	135	15.4	14.8	16.0
Panamax	50,000-79,999	104	23.5	6.8	22.1
Handy	10,000-49,9999	88	11.6	3.3	12.0
Total		656	21.6%	104.4	27.4%

Source: Drewry Research

Product Tanker Orderbook

As of March 31, 2011 the product tanker orderbook amounted to 212 ships of 13.4 million dwt. Other tankers within these size ranges that do not have protective coatings and are thus suitable for carrying only crude cargoes have been excluded from the table below.

World Product Tanker Orderbook, March, 2010

	Deadweight	Number of	% of	Total Capacity	% of
Size Category	Tons	Vessels	Orderbook	(Million Dwt)	Orderbook (Dwt)

LR2	>80,000	40	18.9%	4.5	33.4%
LR1	50,000-79,999	90	42.5%	5.8	43.4%
MR2	25,000-49,999	66	31.1%	2.9	21.5%
MR1	10,000-24,999	16	7.5%	0.2	1.7%
Total		212	100.0%	13.4	100.0%

Source: Drewry Research

World Product Tanker Orderbook Delivery Schedule, March, 2010

	2011		2012		2013		2014		Total
Size	No.	M Dwt	No.	M Dwt	No.	M Dwt	No.	M Dwt	No.	M Dwt

10,000-24,999	14	0.2	2	0.0	0	0.0	0	0.0	16	0.2
25,000-49,999	41	1.8	22	1.0	3	0.1	0	0.0	66	2.9
50,000-79,999	49	3.4	25	1.4	16	1.0	0	0.0	90	5.8
80,000+	19	2.1	16	1.8	2	0.2	3	0.4	40	4.5
Total	123	7.5	65	4.2	21	1.3	3	0.4	212	13.4

Source: Drewry Research

Deliveries and Slippage

Delays in deliveries are often referred to as slippage. Historically, slippage rates of delays in deliveries have tended to be less than 10%, which means that 10% of the ships due to be delivered in any year are in fact delivered in subsequent years. However, in 2008, 2009 and 2010 slippage rates rose due to a number of factors namely;

•	In the most recent new ordering spree, which peaked in early 2008, shipowners were often quoted unrealistic delivery times by some of the less experienced and newly emerging shipyards. Delays in deliveries from these shipyards have been varied, but the evidence available suggests that slippage rates have been considerable, with some shipyards only delivering two-thirds of what they were due to deliver in 2009/2010.

•	Financing is not in place for all of the tankers on order and in the current climate some owners will find it difficult to secure adequate funding.

•	Orders have been placed at “greenfield” shipyards, some of which are also finding it difficult to secure funding for yard development. A greenfield yard is a shipyard with no prior experience in building vessels for international account.

•	The current economic and financial crisis and the steep decline in shipping markets since 2009 may lead to further orderbook cancellations.

Product Tankers: Actual — v — Scheduled Deliveries

		Products
		10-25k		25-50k		50-80k		80k+		Total
		No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No	Dwt

	Actual Deliveries	9	131,334	49	2,312,512	37	2,692,001	24	2,675,138	119	7,810,985
2009	Scheduled OB Deliveries(1)	13	156,786	63	2,785,009	53	3,707,883	36	4,036,625	165	10,686,303
	Slippage (% of O B)	31%	16%	22%	17%	30%	27%	33%	34%	28%	27%
	Actual Deliveries	12	172,695	31	1,449,508	32	2,148,660	15	1,708,882	90	5,479,745
2010	Scheduled OB Deliveries(2)	13	173,857	55	2,389,278	40	2,633,562	26	2,826,084	134	8,022,781
	Slippage (%of OB)	8%	1%	44%	39%	20%	18%	42%	40%	33%	32%

(1)	Based on Orderbook as of January 2009; (2) Based on Orderbook as of January 2010

Source: Drewry Maritime Research

The Product Tanker Freight Market

Types of Charter

Oil tankers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•	A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

•	A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the ship owner. The freight rate normally is agreed on a per cargo ton basis.

Freight Rates

Worldscale is the tanker industry’s standard reference for calculating freight rates, and its aim is to make the business of fixing tankers quicker, easier and more flexible. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity, it does not vary too much in quality and it is relatively easy to transport by a variety of methods. This, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea. The cargo owner therefore requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a solution to this problem by providing a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

TCE, or time charter equivalent, is the figure that describes the earnings potential of any voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which takes all expenses (port costs, bunkers and commission) out from the gross revenue. This leaves a net profit which is divided by the total voyage days (at sea and in port) to give a daily TCE rate.

Tanker charter rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. However, the product segment generally appears less volatile than other crude market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market. Also, in general terms time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The recent trends in rates in the time charter equivalent of spot rates and time charter rates are shown in the tables below.

Tanker charter rates and vessel values for all tankers are strongly influenced by the supply and demand for tanker capacity. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market compared to the tanker market as a whole.

From 2005 to 2007 time charter rates for all sizes of oil tankers rose quite steeply, reflecting the fact that buoyant demand for oil and increased sea-borne movements of oil generated additional demand for tanker capacity. This led to a much tighter balance between vessel demand and supply. However, as the world economy weakened in the second half of 2008 demand for oil also fell and had a negative impact on tanker demand and freight rates. Rates therefore declined in 2009, only to recover in the early part of 2010, before falling once again in the summer months and then remaining weak into 2011.

Oil Tanker One Year Time Charter Rates: 2000-2011
(US$/Day Period Averages)

Size Category	Handysize	Handymax	Aframax	Suezmax	VLCC

DWT	30,000	45,000	90-95,000	150,000	280,000
2000	12,454	13,958	18,854	27,042	35,250
2001	15,583	17,563	23,125	30,500	37,958
2002	11,417	13,288	16,896	17,750	23,458
2003	13,267	14,846	19,146	26,104	33,604
2004	15,629	19,029	29,500	37,875	53,900
2005	18,854	25,271	35,021	42,292	60,125
2006	21,417	26,792	35,233	42,667	55,992
2007	22,000	24,500	33,143	43,042	53,333
2008	21,438	23,092	34,708	46,917	74,662
2009	13,675	14,850	19,663	27,825	38,533
2010	11,000	12,388	18,571	25,967	36,083
March 2011	12,000	13,000	16,000	21,000	29,000

Source: Drewry Research

In general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.

Product Tanker Spot Charter Rates: 2000-2011
(US$/Day — Period Averages)

	Arabian Gulf — Japan		Caribbean — USES(1),(2)		Mediterranean-NW Europe
	(50,000-60,000 Dwct*)		(35,000-40,000 Dwct*)		(25,000-35,000 Dwct*)
Routes	WS(3)	($/day)TCE(4)	WS	($/day)TCE	WS	($/day)TCE

2000	237	24,390	276	14,415	234	10,750
2001	249	32,835	267	18,040	260	14,625
2002	152	16,515	182	10,100	185	8,610
2003	218	25,390	270	17,240	238	14,975
2004	251	31,800	337	24,000	304	14,800
2005	276	37,675	272	23,925	297	11,925
2006	214	26,525	233	21,575	259	7,600
2007	181	24,150	203	22,000	242	17,775
2008	250	34,600	234	23,400	287	21,325
2009	93	14,050	93	9,450	114	6,275
2010	133	12,658	141	10,958
March 2011	122	4,200	190	14,900

*	dwct refers to the cargo parcel size and in the case of a fully loaded ship is normally equivalent to approximately 97% of the vessel’s deadweight.

(1) 25,000-35,000 dwct prior to January 2005.

(2) United States Eastern Seaboard.

(3) Worldscale.

(4) Time Charter Equivalent.

Source: Drewry Research

Product Tanker One Year Time Charter Rates: 2000-2011
(US$/Day — Period Averages)

	MR1	MR2	LR1
	30,000	45,000	75,000(1)
Size Category Dwt	(5-Years Old)	(5-Years Old)	(5-Years Old)

2000	12,454	13,958	17,284
2001	15,583	17,563	22,064
2002	11,417	13,288	16,677
2003	13,267	14,846	15,891
2004	15,629	19,029	24,485
2005	18,854	25,271	28,933
2006	21,417	26,792	29,100
2007	22,200	24,500	30,408
2008	21,438	23,092	28,525
2009	13,675	14,850	18,617
2010	11,000	12,388	16,333
March 2011	12,000	13,000	14,500

(1) 70-75,000 Dwt prior to 2007

Source: Drewry Research

Vessel Values

Newbuilding Prices

Global shipbuilding is concentrated in Japan, South Korea and, more recently, China. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. These three countries collectively account for approximately 80% of the world’s newbuilding capacity. Vessels are constructed at shipyards of varying size and technical sophistication. Although there are many exceptions to this rule, drybulk carriers are generally considered to be the least technically sophisticated. As such, shipyards tend to extract the smallest margin for their construction. Tankers, and to a larger extent container vessels and liquefied natural gas carriers, are respectively more profitable for shipyards with the requisite size and technical sophistication to build.

Currently, it takes approximately two to three years from the date of signing a newbuilding contract to the date a shipowner takes delivery of the vessel from a shipyard. The actual construction of a vessel takes place in 9 to 12 months and is highlighted by 5 stages, namely: contract signing, steel cutting, keel laying, launching and delivery. Each of these stages is usually associated with an installment to the shipyard. The difference between the time it takes for a vessel to be delivered and the time it is actually under construction is a result of the current shortage of newbuilding berths.

Oil Tanker Newbuilding Prices: 2000-2011(1)
(US$ Million)

(1) Through March, 2011

Source: Drewry Research

Newbuilding prices as a whole rose steadily between 2004 and mid 2008 owing to high levels of new ordering, shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of increasing steel prices and the weakening U.S. Dollar. However, prices weakened in 2009 in the wake of the downturn in new ordering as illustrated by the following chart. The lack of new orders makes it difficult to gauge current price levels exactly, but the most recent evidence suggests that newbuilding prices weakened a little in 2010.

Product Tanker(1) Newbuilding Prices: 2000-2011
(US$ Million — Period Averages)

	Size
	Category	MR1	MR2	LR1
Year	Dwt	30,000	50,000(2)	75,000(2)

2000		n/a	28.4	33.2
2001		n/a	29.8	35.8
2002		n/a	26.3	31.1
2003		26.3	28.3	32.3
2004		32.5	35.4	38.9
2005		36.9	41.8	43.6
2006		40.0	46.8	48.0
2007		41.9	49.5	56.0
2008		44.8	52.1	63.6
2009		34.8	40.3	47.5
2010		31.6	36.0	44.7
March 2011		31.5	36.3	44.7

(1) Coated tankers.

(2) 45,000-50,000 Dwt prior to 2008; 70,000-75,000 Dwt prior to 2008

Source: Drewry Research

Secondhand Prices

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors depending on a vessel’s age. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel.

In addition values for younger vessels tend to fluctuate less on a percentage — not a nominal — basis than values for older vessels. This is attributed to the finite useful economic life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates in the foreseeable future while prices of older vessels are influenced more since their remaining economic life is limited beyond the foreseeable future. Vessel values are determined on a daily basis in the sale and purchase, or S&P, market where vessels are sold and bought through specialized sale and purchase brokers who report these transactions to participants in the seaborne transportation industry on a regular basis. The sales and purchase market for vessels is therefore transparent and quite liquid with a large number of vessels changing hands on an annual basis

The chart below illustrates the movements of prices (expressed in US$      million) for second hand (5 year old) oil tankers between 2000 and March 2011.

Oil Tanker Secondhand Prices — 5 Year Old Vessels: 2000-2011(1)
(US$ Million)

(1) Through March, 2011

Source: Drewry Research

With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for oil tankers available for early delivery was at a premium and secondhand values for all tankers rose steadily from 2004 until the middle of 2008. In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings. However, this situation was temporary and with the downturn in freight rates secondhand values for tankers fell throughout the whole of 2009, and in some cases in 2010 as well.

The table below illustrates the movements of prices (expressed in US$      million) for second hand (5 year old) product tankers between 2000 and March 2011.

Product Tanker(1)Secondhand Prices: 2000-2011
(US$ Million — Five-Year-Old Tankers — Period Averages)

	MR1(2)	MR2*	LR1*
Size Category Dwt	30,000(1)	45,000(3)	70,000(4)

2000	16.9	22.0	30.1
2001	17.0	25.6	33.2
2002	15.5	21.8	26.5
2003	21.8	25.4	27.7
2004	29.9	34.8	36.3
2005	36.6	44.3	45.9
2006	37.6	47.1	47.9
2007	40.4	50.0	54.8
2008	42.5	51.0	58.0
2009	26.2	30.2	35.8
2010	23.0	26.4	37.2
March 2011	22.5	28.0	37.0

(1) Coated Tankers

(2) 35,000-40,000 dwt prior to 2007

(3) 45,000-50,000 dwt prior to 2007

(4) 70,000-75,000 dwt prior to 2007

Source: Drewry Research

Regulations

Government regulation significantly affects the ownership and operation of vessels including international conventions, national, state and local laws and regulations in force in the countries in which vessels may operate or are registered.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

National authorities and international conventions have historically regulated the seaborne transportation of crude oil and refined petroleum products. Legislation and regulations, such as OPA, United Nations-backed IMO protocols and classification society procedures, demand higher-quality vessel construction, maintenance, repair and operations. This development has accelerated in recent years in the wake of several high-profile accidents involving 1970s-built ships of single-hull construction — first the “Erika” in 1999 and then the “Prestige” in November 2002. For example, in 2003 the IMO amended regulations to accelerate the phase-out of certain pre-1982 built single-hull tankers to 2005, with all remaining single-hull tankers removed by 2015 at the latest. In addition to IMO regulations, OPArequires that all oil tankers entering U.S. waterways be exclusively double-hull by 2015. Successive regulations place increasingly stringent age limits and quality requirements on vessels accepted at various ports around the world, with a view to protecting the environment. Charterers, port authorities, terminal operators, insurers and shippers have sought to enforce such regulations through the periodic inspection and vetting of vessels. The following table summarises the features of selected regulations pertaining to the operations of tankers.

The heightened level of environmental and quality concerns among insurance placing agents, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with United States and international regulations.

In recent years, as regulators and charterers have increasingly focused on safety and protection of the environment, there has been a significant and continuing movement within the tanker industry towards higher quality vessels and vessel operations. Long seen as a commodity market with little degree of differentiation between vessels and owners, the industry began to change during the early 1990s. The Exxon Valdez incident in 1989 started the movement towards tighter industry regulations and an increasing emphasis on environmental protection through legislation and regulations. These included the OPA 90 protocols established by the IMO and procedures established by classification societies, demanding higher-quality tanker construction, maintenance, repair and operations. In addition, oil companies acting as charterers, other shippers and receivers of oil, and terminal operators have become increasingly selective in their acceptance of tankers, periodically inspecting and vetting vessels as well as their owners and operators.

International Tanker Regulations

Regulation	Introduced	Features

OPA	1990	Single-hull ships banned by 2010 in the U.S.
		Double-sided and double-bottom ships banned by 2015.

IMO MARPOL Regulations 13G & 13H	Latest amendment in 2003	Newbuildings must be double-hull.
		Phase out of pre-MARPOL tankers as of 2005. Remaining single-hull tankers phased out by 2010 or 2015, depending on port and flag states.
		Single-hull ships over 15 years subject to Conditional Assessment Scheme.
		Single-hull tankers banned from carrying heavy oil grades as of 2005, or as of 2008 for tankers between 600-5,000 dwt.

EU 417/2002	1999	25-year-old single-hull ships to cease trading as of 2007 unless they apply hydrostatic balance methods or segregated ballast tanks.
		Single-hull tankers fitted with segregated ballast tanks phased out by 2015.

EU 1723/2003	2003	Pre-MARPOL single-hull tankers banned after 2005. Remaining single-hull vessels banned as of 2010.
		Single-hull tankers banned from carrying heavy oil grades by 2003.

MARPOL Annex II, International Bulk Chemical Code (IBC)	2004	Beginning January 1, 2007, vegetable oils which were previously categorized as being unrestricted will now be required to be carried in IMO II chemical tankers or certain IMO III tankers that meet the environmental protection requirements of an IMO II tanker with regard to hull type (double hull) and cargo tank location.

Source: Drewry Research

Besides the MARPOL regulations, it is becoming increasingly clear that oil majors are reluctant to accept ships that are over 20 years of age. In addition, some countries have in fact talked of introducing age restrictions that would prevent old single hulled tankers from calling at their ports, but to date China/Hong Kong are the only major oil importers to introduce such legislation. However, the recent pollution problems in the U.S. Gulf will only heighten the awareness of governments around the world to the potential dangers of oil pollution from both drilling and production operations and transportation.

Overall, the increasing focus on safety and protection of the environment has led oil companies acting as charterers, terminal operators, shippers and receivers to become increasingly selective with respect to the vessels they charter, vetting both vessels and shipping companies on a periodic basis. Although these vetting procedures and increased regulations raise the operational cost and potential liabilities for tanker vessel owners and operators, they strengthen the relative competitive position of shipowners with high quality young tanker fleets and high quality operations.

The Dry Bulk Shipping Industry

Introduction

Dry bulk cargo comprises approximately 36% of total seaborne trade. Dry bulk cargo is any form of cargo that is shipped in bulk and can be loaded and unloaded in its original, unadulterated and unpackaged state. Commonly seen dry bulk cargoes include steel, grains (soybean, wheat, etc.), cement, and lumber. Less directly visible, but often in large quantities, are iron ore and metallurgic coal (the two primary raw materials used in producing steel), thermal coal (used in power plants for electric generation), and fertilizers (used in farming). For statistical purposes, dry bulk cargoes are commonly categorized in to major or minor bulks. The major bulks category consists of iron ore, coal, and grains. The minor bulks category includes, but is not limited to, fabricated steel, steel scrap, fertilizers, lumber, cement, and minerals. These raw materials are typically poured or lifted into a ship’s hold without the aid of additional pallets or other packaging materials.

World Seaborne Trade — 2010
(8.78 Billion Tons)

Source: Drewry Research

Dry bulk carriers play an important role in connecting the resource extraction points, such as mines and farms, and end users, such as steel mills and food processors. Due to the increasingly global supply chain and changing demand patterns for different raw materials, dry bulk freighters provide the most cost effective means of completing the supply chain than other methods such as air, rail, or truck transportation. Shipping benefits relative to the other modes of transportation from larger economies of scale of vessels considering the massive capacity of bulk freighters, and their ability to serve destinations with limited existing infrastructure. Additionally, the majority of the supply centers are either at a great distance or separated by vast bodies of water from the main demand centers, thus waterborne transportation is effectively often the only means of movement.

Dry Bulk Seaborne Trade — 2010
(3.18 Billion Tons)

Source: Drewry Research

Major Dry Bulk Seaborne Trades

Source: Drewry Research

Dry Bulk Shipping Demand

Dry bulk trade is influenced by the underlying demand for the dry bulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine dry bulk transportation services. The following chart demonstrates the change in world dry bulk trade between 2000 and 2010.

Dry Bulk Trade Development: 2000 to 2010
(Million Tons)

Source: Drewry Research

Historically, certain economies have acted as the primary drivers of dry bulk trade. In the 1990s, Japan was the driving force of increases in ton-miles, when buoyant Japanese industrial production stimulated demand for imported dry bulk commodities. More recently, China and, to a lesser extent, India have been the main drivers behind the recent increase in seaborne dry bulk trade, as high levels of economic growth have generated increased demand for imported raw materials. The following table illustrates China’s and India’s gross domestic product growth rates compared to those of the United States, Europe, Japan and the world during the periods indicated.

Real GDP Growth: 2000 to 2010
(% change previous period)

GDP	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010(1)

Global Economy	4.8	2.4	3.0	4.1	5.3	4.4	4.9	5.0	2.8	(0.9)	4.9
USA	3.8	0.3	1.6	2.7	3.9	3.1	2.7	2.1	0.4	(2.6)	2.9
Europe	3.4	1.7	1.1	1.1	2.1	1.8	3.1	2.7	0.5	(4.0)	1.7
Japan	2.8	0.4	(0.3)	1.8	2.7	1.9	2.0	2.4	(1.2)	(6.3)	4.4
China	8.0	7.5	8.3	10.0	10.1	10.4	11.6	13.0	9.6	9.1	10.2
India	5.1	4.4	4.7	7.4	7.0	9.1	9.9	9.3	7.5	6.7	8.6

(1) Provisional

Source: Drewry Research

The impact of the rapid expansion of Asian economies on dry bulk trade growth can be seen below. In the 1990s, the average CAGR in seaborne trade was 2.4%, but in the period 2000-2009, the average annual rate increased to 3.9%.

Dry Bulk Trade* — Growth Rates by Period
(CAGR — Percent)

* Based on tons

Source: Drewry Research

The following is an overview of changes in seaborne trade in major and minor bulk cargoes in the period 2000 to 2010.

Dry Bulk Seaborne Trade: 2000 to 2010
(Million Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Coal	539	587	590	619	650	675	769	833	830	784	915
Iron Ore	489	503	544	580	644	715	759	823	886	959	1,004
Grain	221	213	210	211	208	212	221	228	235	209	242
Minor Bulks	901	890	900	957	918	895	927	960	975	969	1,015
Total	2,150	2,193	2,244	2,367	2,420	2,497	2,676	2,844	2,929	2,921	3,179

Source: Drewry Research

Coal

Asia’s rapid industrial development has contributed to strong demand for coal, which accounted for roughly one third of the total growth of seaborne dry bulk trade between 2000 and 2009. Coal is divided into two main categories: thermal (or steam) and coking (or metallurgical). Thermal coal is used mainly for power generation, whereas coking coal is used to produce coke to feed blast furnaces in the production of steel. Chinese and Indian electricity consumption has grown at a rapid pace. China is the second largest consumer of electricity in the world, even though generally highly populated developing economies have low per capita electricity consumption.

Expansion in air conditioned office and factory space, along with industrial use, has increased demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan’s domestic nuclear power generating industry has suffered from safety problems in recent years, leading to increased demand for oil, gas and coal-fired power generation. Furthermore, the high cost of oil and gas has led to increasing development of coal-fired electricity plants around the world, especially in

Asia. Future prospects are also heavily tied to the steel industry. Coking coal is of a higher quality than thermal coal (i.e., more carbon and fewer impurities) and its price is both higher and more volatile.

Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power. The main exporters of coal are Australia, South Africa, Russia, Indonesia, United States, Colombia and Canada. The main importers of coal are Europe, Japan, South Korea, Taiwan, India and China, as illustrated in the first chart below. China has recently become a net importer of coal, and Indian imports have doubled in less than five years. Coal is transported primarily by Capesize, Panamax and Supramax vessels.

Coal Imports: 2002 to 2011
(Thousand Tons)

Source: Drewry Research

Iron Ore

Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. In 2010, approximately 1.0 billion tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

Iron Ore Imports: 2000 to 2011
(Thousand Tons)

Source: Drewry Research

Chinese imports of iron ore have grown significantly due to increased steel production in the last few years and have been a major driving force in the dry bulk sector. In 2008, Chinese iron ore imports increased by approximately 15.7% to 444.1 million tons and despite the downturn in the world economy and global trade they continued to grow in 2009 and 2010. In 2010, total Chinese imports of iron ore amounted to 616.8 million tons in the wake of renewed growth in domestic steel production.

Chinese imports of iron ore have traditionally come primarily from Australia, Brazil and India. The shares of Indian and Brazilian imports into China have increased since 2000. Australia and Brazil together account for approximately two-thirds of global iron ore exports. Although both countries have seen strong demand from China, Australia continues to benefit the most from China’s increased demand for iron ore. India is also becoming a major exporter of iron ore. Unlike Australia and Brazil, which tend to export primarily in the larger Capesize vessels, much of India’s exports are shipped in smaller vessels.

Grains

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cotton seeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as food for livestock.

Global grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. International trade in grains is dominated by four key exporting regions: North America, South America, Oceania and Europe (including the former Soviet Union). These regions collectively account for over 90% of global exports. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Historically, international grain trade volumes have fluctuated considerably as a result of regional weather conditions and the long history of grain price volatility and government interventionism. However, demand for wheat and coarse grains are fundamentally linked in the long-term to population growth and rising per capita income.

Minor Dry Bulks

The balance of dry bulk trade, minor dry bulks, can be subdivided into two types of cargo. The first type includes secondary dry bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. The second type is neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products, including scrap.

Dry Bulk Carrier Demand

Globally, total seaborne trade in all dry bulk commodities increased from 2.15 billion tons in 2000 to 3.18 billion tons in 2010, representing a CAGR of 4.0%.

Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2000 and 2010, ton-mile demand in the dry bulk sector increased by 64% to 18.4 billion ton-miles, equivalent to a CAGR of 5.1%. Ton mile employment has grown faster than trade due to geographical shifts in the pattern and an increase in average voyage lengths. The following table illustrates this measure.

Dry Bulk Vessel Demand(1): 2000 to 2010
(Billion Ton-Miles)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Coal	2,831	3,082	3,115	3,250	3,412	3,544	4,073	4,500	4,566	4,101	4,854
Iron Ore	2,690	2,766	2,990	3,193	3,525	3,899	4,098	4,936	5,438	6,231	6,731
Grain	1,161	1,118	1,103	1,108	1,089	1,113	1,161	1,196	1,243	1,109	1,310
Minor Bulks	4,469	4,411	4,481	4,714	5,036	4,924	5,097	5,327	5,411	5,296	5,529
Total	11,150	11,378	11,688	12,264	13,063	13,480	14,429	15,959	16,658	16,735	18,424

(1) Excludes coastal trade

Source: Drewry Research

The above figures however exclude demand arising on coastal and intra-regional trades. In this context, it is worth noting that there is over 1 billion tonnes of cargo of all kinds which is transported between Chinese ports by sea. The dry bulk proportion of this trade is in excess of 400 million tonnes and it therefore creates considerable employment for dry bulk carriers, especially smaller vessels such as Handysize bulk carriers.

Seasonality

Two of the three largest commodity drivers of the dry bulk industry, coal and grains, are affected by seasonal demand fluctuations. Thermal coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is also seasonal and is driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year. Taken as a whole, seasonal factors mean that the market for dry bulk vessels is often stronger during the winter months.

Dry Bulk Carrier Supply

The world dry bulk fleet is generally divided into six major categories, based on a vessel’s cargo carrying capacity. These categories consist of: Handysize, Handymax/Supramax, Panamax, Post Panamax, Capesize and Very Large Ore Carrier.

Dry Bulk Vessel Types and Sizes

Category	Size Range — Dwt

Handysize	10-39,999
Handymax/Supramax	40-59,999
Panamax	60-79,999
Post Panamax	80-109,999
Capesize	110-199,999
VLOC	200,000 +

•	Handysize. Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

•	Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily iron ore, coal, grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk vessels are vessels between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk vessels. Hence, the earnings potential of a Supramax dry bulk vessel, when compared to a conventional Handymax vessel of 45,000 dwt, is greater.

•	Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

•	Post Panamax. (sometimes known as Kamsarmax). Post Panamax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. This type of vessel cannot transit the Panama Canal. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draught and a 229 meter length overall restriction, but no beam restriction.

•	Capesize. Capesize vessels have carrying capacities of between 110,000 and 199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

•	VLOC. Very large ore carriers are in excess of 200,000 dwt and are a comparatively new sector of the dry bulk vessel fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

Dry Bulk Vessels: Indicative Deployment by Size Category

Post
Panamax/
Cargo Type	Handysize	Handymax	Supramax	Panamax	Kamsarmax	Capesize	VLOC

Iron Ore	X					X	X
Coal	X		X	X	X	X	X
Grains	X	X	X	X	X
Alumina, Bauxite	X	X	X	X	X
Steel Products	X	X	X	X	X
Forest Products	X	X	X
Fertilizers	X	X	X
Minerals	X	X	X
Minor Bulks-Other	X	X

Source: Drewry Research

The supply of dry bulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide dry bulk fleet, the number of new vessels on order, the scrapping of older vessels and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market and government and industry regulation of marine transportation practices.

As of March 31, 2011, the world fleet of dry bulk vessels consisted of 8,248 vessels, totaling 546 million dwt in capacity. These figures are, however, based on pure dry bulk vessels and exclude a small number of combination vessels. The following table presents the world dry bulk vessel fleet by size as of March 31, 2011.

Dry Bulk Fleet: March 31, 2011

	Deadweight	Number of	% of Total Fleet	Total Capacity	% of Total Fleet
Size Category	(Tons)	Vessels	(No)	(Million Dwt)	(Dwt)

Handysize	10-39,999	3,020	36.6	82.2	15.1
Handymax	40-59,999	2,207	26.8	114.4	20.4
Panamax	60-79,999	1,432	17.3	102.5	18.8
Post Panamax	80-109,999	430	5.2	37.8	6.9
Capesize	110-199,999	965	11.7	162.6	29.8
VLOC	200,000+	202	2.4	49.0	9.0
Total		8,248	100.0	545.5	100.0

Source: Drewry Research

The average age of dry bulk vessels in service as of March 31, 2011 was approximately 13.7 years, and 25% of the fleet is more than 20 years old. The following chart illustrates the age profile of the global dry bulk vessel fleet as of March, 31 2011, together with scheduled deliveries by year as per the orderbook at March 31, 2011.

Dry Bulk Vessel Fleet Age Profile: December 31, 2010
(Millions of Dwt & No. of Vessels)

Source: Drewry Research

The supply of dry bulk vessels depends on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.

As of March 31, 2011, the global dry bulk orderbook (excluding options) amounted to 270 million dwt, or 49.4% of the then-existing dry bulk fleet.

Dry Bulk Vessel Orderbook: March 31, 2011

	2011		2012		2013		2014		2015+		Total		% of
Size	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	fleet

10-40,000	456	14,326	265	8,829	62	2,127	9	303	0	0	792	25,585	31.1%
40-60,000	384	21,448	287	15,766	117	6,263	20	1,091	0	0	808	44,568	40.0%
60-80,000	116	8,446	121	8,761	68	4,865	4	299	0	0	309	22,370	21.8%
80-110,000	261	22,654	291	24,466	74	6,352	23	2,143	3	301	652	55,917	147.8%
110-200,000	236	39,575	147	24,305	41	6,893	0	0	0	0	424	70,773	43.5%
200,000+	57	16,517	84	21,839	35	8,606	13	3,520	0	0	189	50,482	103.0
Total	1,510	122,966	1,195	103,966	397	35,106	69	7,356	3	301	3,174	269,695	49.4%

Source: Drewry Research

Deliveries & Slippage

Delays in deliveries are often referred to as slippage. Historically, slippage rates have tended to be less than 10%, which means that 10% of the vessels due to be delivered in any year are in fact delivered in subsequent years. However, in 2007 and 2008 slippage rates rose, as the high level of new ordering that occurred across all market sectors since 2004 led to the commercial vessel orderbook reaching its highest point in history. This placed pressure on shipbuilding capacity, which in turn forced shipowners to place orders for new vessels in countries or shipyards which have little or no experience in building vessels for international customers.

In the dry bulk sector, the evidence suggests that the slippage rate was slightly less than 20% in 2008 and that it increased further in 2009 and 2010. At the start of 2009, approximately 70 million dwt was scheduled for delivery in the year, but by the year end only 43 million dwt had been completed. In 2010, the provisional data suggests that just over 70 million dwt was delivered, against expected deliveries of 110 million dwt. As previously explained, one reason for the delay in deliveries is the inexperience of some of the shipyards constructing dry bulk vessels. Indeed, almost 50% of the current dry bulk vessel orderbook is with Chinese shipyards.

Dry Bulk Vessel Orderbook — By Place of Build: March 31, 2011

Source: Drewry Research

If all the vessels currently on order are delivered on time and to schedule, there will be a large influx of newbuildings in 2011 in the dry bulk sector. However, it is clear that not all vessels currently on order will be delivered on time for a number of reasons, including the following:

•	In the most recent new ordering spree, which peaked in early 2008, shipowners were quoted unrealistic delivery times by some of the less experienced and new emerging shipyards.

•	The current economic and financial crisis and the steep depression in shipping markets generally may lead to further orderbook cancellations. A significant number of dry bulk vessel orders have been cancelled since the crisis began in the second half of 2008.

•	Financing is not in place for all of the vessels on order and in the current climate some owners will find it difficult to secure adequate funding.

•	Orders have been placed at “greenfield” shipyards, some of which are also finding it difficult to secure funding for yard development.

•	Even before the crisis, the less experienced shipyards were experiencing delays in deliveries.

Taken as whole, slippage is a manifestation of the combined effects of (1) shipyards initially quoting unrealistic delivery times, (2) inexperience among new shipbuilders, and (3) financing problems associated with both shipowners securing finance and new shipyards obtaining development capital.

Vessel Scrapping

The level of scrapping activity is generally a function of the age profile of the fleet, as all vessels have finite lives, together with charter market conditions, and operating, repair and survey costs. While strong freight markets persisted, there was minimal scrapping activity, but as freight markets weakened, scrapping activity has increased. The following chart illustrates the scrapping rates of dry bulk vessels for the periods indicated. It can be seen there was a marked increase in scrapping activity in 2008, 2009 and 2010.

Dry Bulk Vessel Scrapping: 2000 to 2010
(‘000 Dwt)

Source: Drewry Research

The Freight Market

Dry bulk vessels are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•	Time Charter. A charter under which the vessel owner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner receives semi-monthly charterhire payments on a U.S. dollar-per-day basis and is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs and bunkers.

•	Trip Charter. A time charter for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate.

•	Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. dollar-per-ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

•	Spot Charter. A spot charter generally refers to a voyage charter or a trip charter, which generally last from 10 days to three months. Under both types of spot charters, the shipowner would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and for commissions on gross revenues. The shipowner would also be responsible for each vessel’s intermediate and special survey costs.

•	Contract of Affreightment. A contract of affreightment, or CoA, relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different vessels to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. The entire vessel’s operating expenses, voyage expenses and capital costs are borne by the shipowner. Freight normally is agreed on a U.S. dollar-per-ton basis.

•	Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer’s account. The owner of the vessel receives monthly charter hire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Charter Rates

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed, size and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates. Voyages loading from a port where vessels usually discharge cargo, or discharging from a port where vessels usually load cargo, are generally quoted at lower rates. This is because such voyages generally increase vessel efficiency by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the freight rate indices issued by the Baltic Exchange in London are the references most likely to be monitored. These references are based on actual charter rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk vessel trading routes. These indices include the Baltic Panamax Index, or BPI, the index with the longest history and, more recently, the Baltic Capesize Index, or BCI. The following chart details the movement of the BPI, BCI and Baltic Supramax Index.

Baltic Exchange Freight Indices: 2000 to 2010
(Index Points)

* The Baltic Supramax Index (BSI) is included from January 7, 2005, the date of its initial calculation.

Source: Baltic Exchange

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs,” which can been from the chart above. Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment.

In the time charter market, rates vary depending on the length of the charter period as well as vessel specific factors, such as age, speed and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

From early 2006 until the middle of 2008, rates for all sizes of dry bulk vessels increased significantly and in most cases reached record levels. However, the severe downturn in the global economy in the second half of 2008 and the collapse in demand for dry bulk vessels led rates to plummet to record lows. Since the early part of 2009 rates have been volatile, but they have gradually recovered from the market lows, with further improvements taking place in the first half of 2010, before leveling out in the second half of the 2010 and the early part of 2011. The following charts show one year time charter rates for Capesize, Panamax, Supramax and Handysize class vessels between 2000 and 2011.

One Year Time Charter Rates: 2000 to 2011
(U.S. Dollars per Day)

Source: Drewry Research

The following table illustrates a comparison of average one year time charter rates for Handysize, Supramax, Panamax, Capesize and VLOC dry bulk vessels between 2000 and 2011.

Dry Bulk Vessels — One Year Time Charter Rates (Period Averages)
(U.S. Dollars per Day)

	Handysize	Supramax	Panamax	Capesize	VLOC
	28,000 Dwt	55,000 Dwt	75,000 Dwt	170,000 Dwt	200,000 Dwt+
	10 Years Old	5 Years Old	5 Years Old	5 Years Old	5 Years Old

2000	7,371	9,433	11,063	18,021	n/a
2001	5,629	8,472	9,543	14,431	n/a
2002	4,829	7,442	9,102	13,608	n/a
2003	8,289	13,736	17,781	30,021	n/a
2004	14,413	31,313	36,708	55,917	n/a
2005	12,021	23,038	27,854	49,333	54,330
2006	12,558	21,800	22,475	45,646	50,650
2007	23,021	43,946	52,229	102,875	107,920
2008	24,110	48,310	56,480	116,180	119,240
2009	9,425	15,179	19,650	35,285	30,950
2010	14,025	20,779	25,317	40,308	38,955
March 2011	13,000	15,500	16,750	18,000	18,500

Source: Drewry Research

Newbuilding Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and newbuilding demand, raw material costs, freight markets and exchange rates. From 2003 to 2007, high levels of new ordering were recorded across all sectors of shipping, and as a result, newbuilding prices increased significantly, as can be seen in the chart below. However, as freight markets declined in the second half of 2008, new vessel ordering came to an almost complete stop, which made the assessment of newbuilding prices very difficult. Nevertheless, based on the few contracts which have been reported, it is evident that prices for new vessels also weakened in line with the general downturn in the market, but stabilized in 2010.

The following chart depicts changes in newbuilding contract prices for dry bulk vessels on a monthly basis since 2000 to 2011.

Dry Bulk Vessel Newbuilding Prices: 2000 to 2011
(Million U.S. Dollars)

Source: Drewry Research

Secondhand Prices

The dramatic increase in newbuilding prices and the strength of the charter market have also affected values in the secondhand market, to the extent that prices for dry bulk vessels rose sharply from 2004 reaching a peak in mid-2008. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage. Consequently, secondhand prices of modern dry bulk vessels in 2008 reached higher levels than those of comparably sized newbuildings.

However, this situation changed quickly when the freight market fell and values for all types of bulk vessels declined steeply in the second half of 2008. There were very few recorded sales in the second half of 2008 after the market collapsed and the trend in prices during this period can only be taken as an assessment. In 2009, there were more reported sales and the details of these sales seem to suggest that after reaching a low in the early part of 2009, prices for modern secondhand dry bulk vessels staged a modest recovery, only to fall back again in late 2010.

Dry Bulk Vessel Secondhand Prices: 2000 to 2011

5 Year Old Vessels(1)
(Million U.S. Dollars)

(1) Handysize vessel is 10 years old

Source: Drewry Maritime Research

C.	Organizational Structure

NewLead is the sole owner of all outstanding shares of the subsidiaries listed in Note 2 of our consolidated financial statements included in this report.

D.	Properties, Plants and Equipment

Not applicable.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following is a discussion of NewLead Holdings Ltd., as “Successor” to the recapitalization, as discussed below and in Note 1 to the consolidated financial statements, as of and for the year ended December 31, 2010 and for the period from October 14, 2009 to December 31, 2009 and as “Predecessor” of the recapitalization for the period from January 1, 2009 to October 13, 2009. Also following is a discussion of the Predecessor Company’s financial condition and results of operations as of and for the fiscal year ended

December 31, 2008. All of these financial statements have been prepared in accordance with GAAP. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above, which are included elsewhere in this document.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on our current expectations and observations. The factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements include, among others, those discussed in Item 3.b. “Risk Factors”, and such differences may be material. For additional information regarding forward-looking statements used in this report please refer to the section “Cautionary Statement Regarding Forward-Looking Statements.”

Recent Developments

In June 2011, the Post Panamax newbuilding vessel, named the Newlead Endurance, was delivered from a Korean shipyard. We financed the vessel through a combination of cash from the balance sheet and a sale and immediate bareboat leaseback transaction.

In May 2011, we completed the acquisition of the Newlead Prosperity, a 2003 built, 34,682 dwt, Handysize dry bulk vessel.

In March 2011, we announced that two of its product tankers, the Hiona and the Hiotissa, will participate in the Handymax Tanker Pool of Scorpio Management (“SHTP”), a major tanker pool with more than 30 vessels currently participating. The Hiona (37,337 dwt, 2003-built) is expected to enter in the second quarter of 2011 and the Hiotissa (37,329 dwt, 2004-built) entered the SHTP pool in April 2011. Both vessels will participate in the SHTP for a minimum of one year.

In January 2011, we entered into two new five-year time charter contracts with profit sharing for two product tankers, the Newlead Compass and the Newlead Compassion, for a net daily charter-out rate for each vessel of $11,700 for the first year, $13,650 for the second, third and fourth years, and $15,600 for the fifth year.

Overview

General

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Companies Act of 1981 on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (30) 213-014-8600.

NewLead Holdings Ltd. is an international shipping company engaged in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We operate a fleet of six double-hulled product tankers and 16 dry bulk carriers (including the three newbuildings) with a combined carrying capacity of approximately 1.89 million dwt. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry. We will endeavour to expand through accretive acquisitions to create shareholder value.

Our business strategy is to invest in the product tanker and dry bulk markets in order to provide more consistent shareholder returns. We believe our ability to opportunistically select and efficiently operate both product tanker and dry bulk vessels provides the potential for enhanced returns. In addition, we continue to revitalize our fleet, lower the fixed cost structure inherited from our predecessor, and grow our extensive network of customer relationships.

In October 2009, our predecessor company, Aries Maritime Transport Limited, underwent an approximately $400.0 million recapitalization and installed new executive management. Upon the successful completion of these two initiatives, we subsequently changed our name to NewLead Holdings Ltd. and implemented the following corporate actions in connection with our development strategy:

•	Brought in-house commercial, operational and technical management with highly qualified and experienced personnel;

•	Exited the container sector;

•	Completed the divestiture of all of the underperforming and unprofitable tanker vessels that existed prior to the recapitalization;

•	Implemented a newbuilding program;

•	Doubled our fleet size from 11 to 22 vessels;

•	Diversified both our vessel and charter mix to limit our exposure to market cycles, while positioning ourselves to take advantage of market upswings;

•	Focused on creating an advantageous blend of product tanker and dry bulk vessels; and

•	Created a scalable platform to support future growth.

A.	Operating results

The following discussion solely reflects results from continuing operations, other than as described in Note 25, “Discontinued Operations”, of the notes to our consolidated financial statements, unless otherwise noted.

Going Concern

Over the past several months, we have experienced a decline in our liquidity and cash flows, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations. Recently, charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter rates for product tankers are significantly lower than applicable historical averages and charter rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.

Furthermore, recent economic conditions have caused certain of our charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who is chartering three of our vessels, is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest vessels which are owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. These vessels are chartered out at rates significantly above market, and if we are forced to reclaim and re-charter these vessels (which there is no assurance that we could do), we expect a significant reduction in the cash flow from these vessels, which in turn would further impair our liquidity.

Furthermore, we remain uncertain as to our ability to borrow the remaining $12.8 million approximately of undrawn amounts under our $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that we will be able to fully draw down this amount, if at all.

Certain of our debt arrangements, including our Facility Agreement, contain covenants that require us to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets (starting from the third quarter of 2012), a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio (starting from the third quarter of 2012). Our Facility Agreement requires that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the total outstanding indebtedness. We are currently not in compliance with our minimum liquidity requirements under our loan agreements with West LB and Bank of Scotland

(Junior and Senior Kamsarmax credit facilities) which results or will result in cross defaults with other loans. We have received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation. In addition, the adverse change in our liquidity position, absent receipt of waivers, will have a negative effect on our ability to remain in compliance with such covenants under our other loan agreements and we expect to be in breach of the minimum liquidity requirements under various other debt agreements by June 30, 2011.

As of June 30, 2011, we are still exploring financing and other options to increase our liquidity, including selling certain of our vessels, accessing the capital markets and/or incurring new indebtedness. Recently, we were unable to complete an offering of $120.0 million of senior secured notes due 2016 due to market conditions. In addition, our proposed public offering of common shares has not proceeded. There is no assurance that we will be able to obtain financing or sell vessels on favorable terms, or at all.

In addition, on June 30, 2011, we received notification from DVB Bank, as agent of a loan agreement with DVB Bank, Nord LB and Emporiki Bank that the Company is in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. Although we believe we are not in default of the loan agreement or the shipbuilding contract, there is no assurance that we would prevail in the above mentioned dispute as to such issue. Although we are seeking and will continue to seek waivers to these covenants from our lenders, it is uncertain that we will be able to obtain such waivers. We will seek to restructure our indebtedness. If we are not able to obtain the necessary waivers and/or restructure our debt, this could lead to the acceleration of the outstanding debt under our debt agreements that contain a minimum liquidity covenant or any other covenant that may be breached, which would result in the cross acceleration of our other outstanding indebtedness. Our failure to satisfy our covenants under our debt agreements, and any consequent acceleration and cross acceleration of our outstanding indebtedness, would have a material adverse effect on our business operations, financial condition and liquidity.

All of the above raises substantial doubt regarding our ability to continue as a going concern.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of June 30, 2011, we will be required to reclassify our long term debt as current liabilities in our consolidated balance sheet if we have not received waivers in respect of the covenants that are breached at such time. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

Charters

We have many long-established charter relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of our vessels. We have established stringent requirements for selecting qualified charterers. We generate revenues by charging customers for the transportation of oil and petroleum products in our product tankers business and for a wide array of unpackaged cargo in our dry bulk business through various charter agreements. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters, we pay commissions to ship brokers depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues, but may enable us to capture increased profit margins during periods of improvements in charter rates.

We believe that our future results of operations are largely driven by the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read the section titled “Risk Factors” for a discussion of certain risks inherent in our business.

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Market exposure: We manage the size and composition of our fleet by chartering our owned vessels to international charterers. In order to diversify our market risk, we attempt to achieve an appropriate balance of the composition of our vessels between wet and dry vessels.

•	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period for the core vessels. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Equivalent vessels: Equivalent vessels is equal to the available days of the fleet divided by the number of the calendar days in the respective period.

•	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on time charters generally are expressed in such amounts. The Newlead Compass was employed on bareboat charter during 2010 until December 20, 2010 and during the years ended December 31, 2009 and 2008. The Newlead Compassion was employed on bareboat charter up to June 10, 2010, and during the years ended December 31, 2009 and 2008. Accordingly, the Newlead Compass’ and the Newlead Compassion’s charter rates have been grossed up to reflect a TCE rate of approximately $24,933 per day, assuming operating costs of $6,700 per day, for fiscal year ended December 31, 2010, and for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, and for the year ended December 31, 2008, as applicable.

Set forth below are our selected historical and statistical unaudited data as of December 31, 2010 with respect to charter coverage for our fleet that we believe may be useful in better understanding our financial position and results of operations.

	Successor		Predecessor
	January 1 to	October 14 to	January 1 to	Year Ended
	December 31,	December 31,	October 13,	December 31,
	2010	2009	2009	2008
Available Days	5,722	824	2,285	3,294
Operating Days	4,963	682	1,874	3,029
Fleet utilization excluding non-core vessels	92.9%	90.6%	97.1%	99.2%
Fleet utilization dry sector	96.7%	97.5%	—	—
Fleet utilization wet sector	87.5%	76.8%	82.0%	92.0%
Equivalent vessels	15.7	10.4	8.0	9.0
Time Charter Equivalent Rate	$14,942	$12,466	$12,277	$16,518
Direct daily vessel operating expenses(1)	$7,091	$8,665	$9,916	$8,276

(1)	Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessels calendar days. This has been adjusted to exclude the calendar days with respect to the Newlead Compass and the Newlead Compassion, during their employment on bareboat charters.

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter rates and periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Etururos;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives; and

•	financing costs related to our indebtedness.

You should read the following discussion together with the information contained in the table of vessel information under Item 4. “Information on the Company — Business Overview — Our Fleet.” Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and there are no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated. Due to the recapitalization on October 13, 2009 and as part of the new management strategy, we have exited the container market and have entered into the dry bulk market to better diversify our business and focus on our “wet” and “dry” business segments. The discussions hereafter then represent only our continuing operations, except where specifically mentioned.

Revenues

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term, which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Commissions

Commissions are paid to brokers and are typically based on a percentage of the charter rate. A typical commission is 1.25% of the gross charter hire/freight earned (including demurrage) for each broker involved in a fixture. We are currently paying aggregate commissions ranging from 1.0% to 6.5% per vessel per fixture (including address commission, which represents money deducted from the charterer at source).

Voyage Expenses

Voyage expenses are incurred due to a vessel being en route from a loading port to a discharging port, to repair facilities or on a repositioning voyage, and include fuel (bunkers) cost, port expenses, agent’s fees, canal dues and extra war risk insurance. Under time charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

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

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 to 30 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

Our vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification

Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

When vessels are acquired, the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

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

Foreign Exchange Rates

Foreign exchange rate fluctuations, particularly between the Euro and the U.S. dollar, have had an impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk. See below Item 11. “Quantitative and Qualitative Disclosures about Market Risk” under “Foreign Exchange Rates.”

Critical Accounting Policies

NewLead’s consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires NewLead Holdings Ltd. to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. The following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Our financial position, results of operations and cash flows include all expenses allocable to our business, but may not be indicative of the results we would have achieved had we operated as a public entity under our current chartering, management and other arrangements for the entire periods presented or for future periods.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, please refer to Note 2 of our consolidated financial statements included herein.

Use of estimates

The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels and Other Fixed Assets, net:

Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Vessels acquired through an asset acquisition are recorded at cost and vessels acquired in a business combination are stated at fair value. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred. The component of each new vessel’s initial capitalized cost that relates to dry-docking and special survey is calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-docking and special survey, is treated as a separate component of the vessel’s cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs. Pursuant to the recapitalization on October 13, 2009, the Company’s predecessor vessels were adjusted to fair value.

Depreciation of a vessel is computed using the straight-line method over the estimated useful life of the vessel, after considering the estimated salvage value of the vessel. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of our vessels to be at a range of 25 to 30 years from the date of its initial delivery from the shipyard.

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

Impairment of Long-lived Assets

GAAP requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

We concluded that events and circumstances had changed periodically that may indicate the existence of a potential impairment of our long-lived assets. As a result, we performed an impairment assessment of long-lived assets (i) as of December 31, 2008, (ii) as of September 30, 2009, (iii) as of December 31, 2009, (iv) during the year ended December 31, 2010, when certain vessels were disposed of and (v) as of December 31, 2010. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) historical average time charter rates, (c) current market conditions and, the respective vessel’s age as well as considerations such as scheduled, and (d) unscheduled off-hire revenues based on historical experience. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with our historical experience.

Our assessments included the evaluation of the estimated fair values for each vessel (obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments) compared to the carrying value. The significant factors we used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost. The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record a material impairment charge in future periods.

During the year ended December 31, 2010, we tested certain vessels for impairment when their sale in a future period was probable, which resulted in an impairment loss of $15.7 million from continuing operations. Our impairment analysis as of December 31, 2009 did not result in an impairment loss. The impairment analysis as of September 30, 2009 resulted in an impairment loss of $68.0 million from continuing operations and $23.6 million from discontinued operations for the period from January 1, 2009 to October 13, 2009. During the year ended December 31, 2008, we recorded an impairment loss of $30.1 million, which related to discontinued operations.

For more information please refer to Note 3 of our consolidated financial statements included herein.

Deferred Dry-docking and Special Survey Costs

Our vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

When vessels are acquired, the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Share-based compensation

Share-based compensation reflects grants of common shares, restricted common shares and share options approved by the board of directors. The restricted common shares and share option awards are subject to applicable vesting and unvested common shares and options may be forfeited under specified circumstances. The fair values of share option grants have been calculated based on the Binomial lattice model method. The fair value of common share grants is determined by reference to the quoted share price on the date of grant.

Trade Receivables, net and Other Receivables

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at December 31, 2010 and 2009 amounted to $1.4 million and $1.2 million, respectively, which relates to continued and discontinued operations.

Revenue Recognition

Revenues are generated by chartering our vessels to our charterers to transport petroleum products and wide array of unpackaged cargo. In recognizing revenue, we are required to make certain estimates and assumptions. Historically, differences between our estimates and actual results have not been material to our financial results.

We have provided services to our customers under the following types of contractual relationships:

Voyage Charters, which are contracts made in the spot market for the use of a vessel for a specific voyage at a specified charter rate.

Time Charters, which are contracts for the use of a vessel for a fixed period of time at a specified daily rate. All expenses related to the time charter voyages are assumed by the charterers.

Bareboat Charters, which are contracts pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s operating expenses including crewing repairs, maintenance, insurance, stores lube oils and communication expenses in addition to the voyage costs (with the exception of commissions) and generally assumes all risks of operation.

Profit sharing represents our portion of the excess of the actual net daily charter rate earned by our charterers from the employment of our vessels over a predetermined base charter rate, as agreed between us and our charterers. Such profit sharing is recognized in revenue when mutually settled.

Fair Value of Financial Instruments

We have entered into various interest rate swaps agreements in order to hedge interest expense arising from our long-term borrowings detailed in Note 21 of our consolidated financial statements included herein. Under the interest rate swaps, we agree with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount. In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

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

(1) The “Any time” conversion option meets the definition of a derivative under the Financial Accounting Standards Board’s, or FASB, Accounting Standard Codification, or ASC, 815; however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (a) indexed to its own stock and (b) would be classified in shareholders’ equity, if freestanding. As a result, this conversion option is not bifurcated and separately accounted for and is not recorded as a derivative financial instrument liability.

(2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. However, this embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability.

The market price of our common shares on the date of issuance of the 7% Notes was $15.24 and the stated conversion price is $9.00 per share. Since the “any time” conversion option has not been bifurcated, we recorded a BCF totaling $100.5 million, as a contra liability (discount) to the 7% Notes that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2010, and for the period from October 14, 2009 to December 31, 2009, $14.4 million and $17.0 million, respectively, of amortized BCF non-cash interest was expensed in the consolidated statement of operations.

Purchase of Vessels

When we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the time or bareboat charters assumed based on the market value at the time a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time or bareboat charter assumed and the net present value of future contractual cash flows from the time or bareboat charter contract assumed. When the net present value of the time or bareboat charter assumed is greater than the current fair value of a charter with similar characteristics, the difference is recorded as a backlog asset. When the net present value of the time or bareboat charter assumed is lower than the current fair value of a charter with similar characteristics, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as an increase in, or a reduction of, “Depreciation and Amortization Expense” over the remaining period of the time or bareboat charters acquired. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Goodwill

Goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds its implied fair value.

We evaluate goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. We determine the fair value based on a discounted cash flow analysis.

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then a goodwill impairment is recognized by writing the goodwill down to the implied fair value. As of December 31, 2010, the Company performed its annual goodwill impairment analysis and recorded a non-cash goodwill impairment loss of $18.7 million.

Results of Continuing Operations

Year Ended December 31, 2010 and Year Ended December 31, 2009

Comparison between these two years is of limited value as a result of the recapitalization on October 13, 2009. The period from January 1, 2009 to October 13, 2009 (prior to the recapitalization) is reported as the predecessor period and the period from October 14, 2009 to December 31, 2009 (after the recapitalization) is reported as the successor period.

As a result of the recapitalization and the fair value adjustments to the predecessor assets and liabilities, the successor and predecessor periods are not comparable.

The following table presents consolidated revenues and expenses information for the year ended December 31, 2010 and the periods January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009. This information was derived from the consolidated revenues and expenses accounts of the Company for the respective years/periods.

	Successor		Predecessor
	Year Ended	October 14, to	January 1, to
	December 31,	December 31,	October 13,
	2010	2009	2009
OPERATING REVENUES	$102,733	$14,096	$33,564
EXPENSES:
Commissions	(2,345)	(407)	(769)
Voyage expenses	(18,793)	(4,634)	(8,574)
Vessel operating expenses	(39,219)	(6,530)	(22,681)
General and administrative expenses	(15,592)	(12,025)	(8,366)
Depreciation and amortization expenses	(39,558)	(4,844)	(11,813)
Impairment losses	(39,515)	—	(68,042)
Loss on sale from vessels, net	(1,560)	—	—
Management fees	(1,007)	(315)	(900)

	(157,589)	(28,755)	(121,145)

Operating loss from continuing operations	(54,856)	(14,659)	(87,581)
OTHER (EXPENSES)/INCOME, NET:
Interest and finance expense	(44,899)	(23,996)	(10,928)
Interest income	550	236	9
Other (expense)/income, net	(5)	—	40
Change in fair value of derivatives	1,592	2,554	3,012

Total other expenses, net	(42,762)	(21,206)	(7,867)

Loss from continuing operations	(97,618)	(35,865)	(95,448)

Gain/(loss) from discontinued operations	2,769	(2,007)	(30,316)

Net loss	$(94,849)	$(37,872)	(125,764)

(Loss)/income per share:
Basic and diluted
Continuing operations	$(14.03)	$(6.42)	$(39.84)

Discontinued operations	$0.40	$(0.36)	$(12.65)

Total	$(13.63)	$(6.78)	$(52.49)

Weighted average number of shares:
Basic and diluted	6,958,903	5,588,937	2,395,858

Revenues

For the year ended December 31, 2010, operating revenues were $102.7 million, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, operating revenues were $33.6 million and $14.1 million, respectively. The increase in revenue was attributable primarily to the 69.8% growth in our fleet and the corresponding increase in available and operating days by 84.0% and 94.2%, respectively, reflecting our initiatives to continue the fleet expansion strategy and bring operational, commercial and technical management capabilities in-house. As a result, we had on average 16.3 vessels in operation for the year ended December 31, 2010, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, we had on average nine and 12 vessels in operation, respectively. For the year ended December 31, 2010, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, our TCE rates were $14,942 per day, $12,277 per day and $12,466 per day, respectively. Such increase in TCE rates reflects the favorable charters attached to the vessels that were incorporated in our fleet, which was partially offset by the decrease in the charter rates of the vessels operating on the spot market inclusive of voyage expenses.

Fleet utilization excluding non-core vessels for the year ended December 31, 2010, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, were 92.9%, 97.1% and 90.6%, respectively. Fleet utilization excluding non-core vessels for year ended December 31, 2010 was suppressed by 259 unemployment days attributable mainly to the adverse tanker market conditions and the corresponding decrease in demand. During the year ended December 31, 2010 and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, 72.4%, 89.1% and 71.4%, respectively, of our fleet (excluding non-core vessels) was fixed on time charters.

Commissions

Chartering commissions were $2.3 million during the year ended December 31, 2010, and $0.8 million and $0.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, which corresponds to the increase in revenue (as previously discussed).

Voyage Expenses

Voyage expenses were $18.8 million during the year ended December 31, 2010, and $8.6 million and $4.6 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. The increase was mainly attributable to the increase in the number of vessels operating on the spot market in 2010 as well as the significant increase of the revenue earned by the vessels operated in the spot market. The number of days for vessels operating on the spot market has increased to 1,578 days in the year ended December 31, 2010 from 871 and 429 days for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively.

Vessel Operating Expenses

Vessel operating expenses were $39.2 million during the year ended December 31, 2010, and $22.7 million and $6.5 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, reflecting the 84.0% and 94.2% growth in the available and operating days, respectively, as a result of the growth of our fleet. Excluding provision for claims, vessel operating expenses were $37.8 million for the year ended December 31, 2010, and $18.9 million and $6.5 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. While the operating expenses increased in total, we achieved a 26.3% reduction in our direct daily vessel operating expenses to $7,091 in the twelve months of 2010 from $9,624 in the twelve months of 2009, due to the integration of operational, commercial and technical management since the second quarter of 2010, as well as incremental expenses that occurred in the third quarter of 2009 related to extensive vessel main machinery repairs.

General and Administrative Expenses

General and administrative expenses were $15.6 million during the year ended December 31, 2010, and $8.4 million and $12.0 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. Excluding transaction costs, mainly relating to the dropdown transactions and the 2009 recapitalization, general and administrative expenses were $14.3 million for year ended December 31, 2010, and $4.9 million and $3.1 million for the periods from January 1, 2009 to

October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, reflecting our growth, particularly the 211% increase in the number of personnel.

Depreciation and Amortization

Depreciation and amortization was $39.6 million during the year ended December 31, 2010, and $11.8 million and $4.8 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, reflecting the 69.8% increase in operating fleet growth, as well as the amortization of the intangible assets created as a result of the recapitalization in 2009 and the business and asset acquisitions in 2010.

Impairment Losses

In light of current market conditions, we evaluated the carrying amounts of our long-lived assets. Following our decision to sell our non-core fleet, memorandums of agreements were signed for the sale of five such vessels during the year ended December 31, 2010. Accordingly, we recorded an impairment loss of $15.7 million based on the future cash flows that these vessels expected to generate. All five vessels were sold during the year ended December 31, 2010. Moreover, we evaluated the recoverability of goodwill in our reporting units and we recognized an impairment loss of $18.7 million in the wet reporting unit. Furthermore, in the third quarter of 2010, we entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31.8 million, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, we cancelled such agreement and subsequently agreed to the full and final settlement of all the claims under the subject sale and purchase contract. In compliance with the terms and conditions of this settlement agreement, dated December 21, 2010, we released to the sellers the deposit of $3.2 million, and further incurred a termination fee of $1.9 million which was paid in January 2011. As a consequence of the foregoing charges, the aggregate impairment loss for the year ended December 31, 2010 was $39.5 million. Pursuant to GAAP, we evaluated the carrying amounts of our long-lived assets in light of the fiscal year 2009 market conditions. The total impairment loss for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, amounted to $68.0 million and $0, respectively.

Loss on sale from vessels, net

As a result of the sale and leaseback transaction, we recognized a loss of $2.7 million related to the vessels Australia and Brazil. This loss was partially offset by a gain of $1.1 million recorded as a result of the divestiture of the three non-core vessels in September 2010. Subsequent to the announcement on April 11, 2011 of our fourth quarter 2010 financial results, the aggregate net loss of $1.6 million was reclassified from “Other (Expenses) / Income, net” to “Expenses”. For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, no such a loss or gain was recognized.

Management Fees

Management fees were $1.0 million for the year ended December 31, 2010, and $0.9 million and $0.3 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. The decrease was due primarily to the integration of the technical management in-house, which was offset by the termination fees paid for the change of management for the Newlead Avra and the Newlead Fortune during the first quarter of 2010, and the fees paid for the termination of the management agreements for the High Rider and the Chinook during the second quarter of 2010, and for the Ostria, the Nordanvind and the High Land during the third quarter of 2010.

Interest and Finance Expense/Interest Income

Interest and finance expense was $44.9 million during the year ended December 31, 2010, and $10.9 million and $24.0 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. The expense for 2010 included a $14.4 million non-cash charge from the amortization of BCF embedded in the 7% Notes issued in October 2009 in connection with our 2009 recapitalization. Excluding the amortization of BCF and the $4.0 million gain from the change in the fair value of our interest rate swaps, interest and finance expense was $34.5 million reflecting $588.7 million of indebtedness as of December 31, 2010, which is net of $69.1 million of BCF related to the $125.0 million of 7% Notes and which included, among others, approximately $298.5 million in new loans assumed and drawdowns during the year ended December 31, 2010 related to fleet growth and our newbuilding program, $49.0 million related to the drawdown of the new $62.0 million revolving credit facility, as well as the $2.4 million net proceeds from the sale and leaseback transaction. The effective interest rate was approximately 6.08% per annum and 5.81% per annum at December 31, 2010 and December 31, 2009, respectively. Furthermore, during the year ended December 31, 2010, we received interest income of $0.6 million. Interest and finance expense for the period October 14, 2009 to December 31, 2009 included primarily the $17.0 million amortization of BCF embedded in the 7% Notes issued in October 2009 in connection with our 2009 recapitalization, reflecting the portion of the 7% Notes that was converted in November 2009 resulting in accelerated amortization. Interest and finance expense for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, consisted of interest expenses of $9.7 million and $5.4 million, respectively, mainly related to the outstanding indebtedness of $278.7 million as of December 31, 2009, which is net of $83.6 million of BCF related to the $125.0 million of 7% Notes.

Change in Fair Value of Derivatives

The mark to market in fair value derivative during the year ended December 31, 2010, resulted in an unrealized gain of $1.6 million. For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, the relative mark to market in fair value derivative resulted in an unrealized gain of $3.0 million and $2.6 million, respectively.

Net Loss

Loss from continuing operations was $97.6 million for the year ended December 31, 2010, and $95.4 million and $35.9 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively.

The net loss for the year ended December 31, 2010, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, was $94.8 million, $125.8 million and $37.9 million, respectively. These losses included income from discontinued operations of $2.8 million for the year ended December 31, 2010 and losses of $30.3 million and $2.0 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, which were related primarily to our strategic decision to exit from the container market.

Year Ended December 31, 2009 and Year Ended December 31, 2008

Comparison between these two years is of limited value as a result of the recapitalization on October 13, 2009. The period from January 1, 2009 to October 13, 2009 (prior to the recapitalization) is reported as the predecessor period, and the period from October 14, 2009 to December 31, 2009 (after the recapitalization), is reported as the successor period.

The successor and predecessor periods are not comparable as the successor period revenue and expense accounts include increases to certain charges, as well as the addition of the three vessels newly acquired from

Grandunion. The increases principally relate to increased interest charges arising as a consequence of additional indebtedness associated with our recapitalization.

	Successor	Predecessor
	October 14,	January 1,
	2009 to	2009 to	Year Ended
	December 31,	October 31,	December 31,
	2009	2009	2008
	(Audited)	(Audited)	(Audited)
	(Expressed in thousands of U.S. dollars)

Operating revenues	$14,096	$33,564	$56,519
Commissions	(407)	(769)	(689)
Voyage expenses	(4,634)	(8,574)	(6,323)
Vessel operating expenses	(6,530)	(22,681)	(19,798)
General and administrative expenses	(12,025)	(8,366)	(7,816)
Depreciation and amortization expenses	(4,844)	(11,813)	(15,040)
Impairment loss	—	(68,042)	—
Management fees	(315)	(900)	(1,404)

	(28,755)	(121,145)	(51,070)

Operating (loss)/income	(14,659)	(87,581)	5,449

Interest and finance expenses, net	(23,996)	(10,928)	(15,741)
Interest income	236	9	232
Other income, net	—	40	2
Change in fair value of derivatives	2,554	3,012	(6,515)

Loss from continuing operations	(35,865)	(95,448)	(16,573)
Loss from discontinued operations	(2,007)	(30,316)	(23,255)

Net loss	$(37,872)	$(125,764)	$(39,828)

(Loss)/income per share
Basic and diluted
Continuing operations	$(6.42)	$(39.84)	$(6.94)

Discontinued operations	$(0.36)	$(12.65)	$(9.75)

Total	$(6.78)	$(52.49)	$(16.69)

Weighted average number of shares
Basic and diluted	5,588,937	2,395,858	2,386,182

Revenues

For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, total operating revenues from continuing operations were $33.6 million and $14.1 million, respectively. This compares to total revenues of $56.5 million for the year ended December 31, 2008. This decrease in revenue was primarily attributable to a reduction in vessel operating days, as well as lower TCE rates. For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, our daily TCE rates were $12,277, $12,466 and $16,518, respectively. The decrease in TCE rates reflects the significant exposure we had in the spot market, as seven out of the 12 vessels operated in the spot market during the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, a consequence of the general economic environment and market conditions for the tanker market that resulted in lower charter/spot rates as well as lower utilization. Moreover, an acceleration of scheduled dry-dockings and repairs adversely impacted revenue during the periods from

January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009. In addition, the Nordanvind did not produce revenue during any of 2009 due to dry-docking and repairs.

Fleet utilization for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, was 82.0%, 82.8%, and 92.0%, respectively. The decrease in utilization was attributable to the unemployment days when the tankers operated in the spot market, as only 50% of the fleet was operating under time charters for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, compared to 85% of the fleet being fixed on time charters in 2008.

Commissions

Chartering commissions were $0.8 million and $0.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $0.7 million during 2008. The increase is primarily attributable to higher commissions paid due to the fact that seven out of 12 vessels were on spot charters.

Voyage Expenses

Voyage expenses were $8.6 million and $4.6 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $6.3 million during 2008. The significant increase reflects the exposure of our fleet in the spot market, as well as the increase in off-hire days, in which case we have to cover the voyages expenses as opposed to vessels hired under time charters where all expenses related to the time charter voyages are assumed by the charterers.

Vessel operating expenses

Vessel operating expenses were $22.7 million and $6.5 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $19.8 million during 2008, reflecting increased repairs, as well as the transfer of the dry bulk vessels during the period from October 14, 2009 to December 31, 2009. Moreover, during the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, vessel operating expenses include a provision for claims of $3.7 million and $0, respectively. There has been no provision for claims accounted for in 2008. In addition, during 2008, we had fleet running costs partially reduced by the contribution of Magnus Carriers Corporation, or Magnus Carriers, pursuant to the budget variance sharing arrangement, under the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Magnus Carriers’ contribution to vessel operating expenses amounted to $0.8 million for the year ended December 31, 2008.

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

Impairment Loss

Pursuant to GAAP, we evaluated the carrying amounts of our long-lived assets in light of current market conditions. The total impairment loss for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, amounted to $68.0 million and $0, respectively. No impairment loss was recorded in the year ended December 31, 2008. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number factors for the remaining life of the vessel, including: (a) contracted time charter rates up to the end of life of the current contract of each vessel; (b) historical average time charter rates; (c) current market conditions; and (d) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses assumptions included an annual escalation factor, while estimated fair market values for each vessel were obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments used. All estimates used and assumptions made were in accordance with our historical experience.

Management Fees

Management fees were $0.9 million and $0.3 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $1.4 million during 2008. This decrease was due primarily to the termination of commercial ship management agreements with Magnus Carriers on May 1, 2009, which was partially offset by the three dry bulk vessels transferred as a result of the October 13, 2009 recapitalization.

Interest and Finance Expense

Total interest and finance expenses were $10.9 million and $24.0 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $15.7 million during 2008. The primary reason for such increase relates to the amortization of the BCF of $17.0 million of our 7% Notes during the period from October 14, 2009 to December 31, 2009, reflecting the portion of the 7% Notes that was converted in November 2009 resulting in accelerated amortization. Moreover, interest expense on loans was $9.7 million and $5.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to interest expense of $13.4 million during 2008. This increase was due primarily to the initial issuance of the 7% Notes and the $37.4 million credit facility in relation to the three dry bulk vessels transferred as part of the recapitalization on October 13, 2009. In particular, the increase in interest expense from October 14, 2009 to December 31, 2009 was attributable primarily to the 7% Notes, which included a $17.0 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. In addition, amortization of deferred financing costs was $0.6 million and $1.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $0.9 million in 2008.

Change in Fair Value of Derivatives

The mark to market of our eight interest rate swaps during the period from January 1, 2009 to October 13, 2009 resulted in an unrealized gain of $3.0 million. The mark to market of our eight interest rate swaps and our warrants, as well as the make whole fundamental change derivative resulted in an unrealized gain of $2.6 million for the period from October 14, 2009 to December 31, 2009. This compares to an unrealized loss during 2008 of $6.5 million. The mark to market valuation resulted in an increase in the derivative liabilities in the balance sheet to $17.1 million as of December 31, 2009.

Net Loss

Loss from continuing operations was $95.4 million and $35.9 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to a loss from continuing operations of $16.6 million, recorded for the year ended December 31, 2008. Besides the significantly lower net revenues generated for the product tankers in the spot market and increased operating expenses as discussed above, the results for the period from January 1, 2009 to October 13, 2009 reflect a $68.0 million vessel impairment charge and a $3.7 million provision for charter claims. The results for the period from October 14, 2009 to December 31, 2009 reflect higher net interest expenses of approximately $24.0 million as consequence of our recapitalization, primarily attributable to the 7% Notes, which included a $17.0 million non-cash charge from the amortization of the BCF embedded in the 7% Notes as discussed above.

Furthermore, the results from January 1, 2009 to October 13, 2009 include transaction costs of $12.4 million associated with the recapitalization.

The net loss for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008 was $125.8 million, $37.9 million and $39.8 million, respectively. These include losses from discontinued operations of $30.3 million and $2.0 million for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively and $23.3 million for the year ended December 31, 2008, which primarily relate to our exit from the container market.

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) quarterly and six month payments of interest and other debt-related expenses and the repayment of principal; (iii) funding of newbuilding contracts; (iv) maintenance of minimum liquidity requirements under our credit facility agreements; (v) payments for dry-docking and special survey costs; and (vi) maintenance of cash reserves to provide for contingencies.

As of December 31, 2010, our currents assets amounted to $102.6 million, while current liabilities amounted to $94.7 million, resulting in a positive working capital position of $7.9 million. Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern. Our Facility Agreement requires that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of our total outstanding indebtedness. As of June 29, 2011, we are still exploring financing and other options to increase our liquidity, including selling certain of our vessels, accessing the capital markets and/or incurring new indebtedness. Furthermore, we remain uncertain as to our ability to borrow the remaining $12.8 million approximately of undrawn amounts under our $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that we will be able to fully draw down this amount, if at all. In addition, we continue to be subject to a difficult charter environment, which has negatively affected our cash flows and liquidity. We are currently not in compliance with our minimum liquidity requirements under our loan agreements with West LB and Bank of Scotland (Junior and Senior Kamsarmax credit facilities) which results or will result in cross defaults with other loans. We have received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation. If we are unable to devise and successfully execute a plan to increase our liquidity, we expect to be in breach of the minimum liquidity requirements under various other debt agreements by June 30, 2011. See also “Going Concern” and Note 1 to our consolidated financial statements.

As of December 31, 2010, our liquidity reflected $110.8 million of total cash ($67.5 million of unrestricted cash and $43.3 million of restricted cash), compared with $116.3 million in total cash as of December 31, 2009. The decrease of $5.5 million in total cash was attributable primarily to vessel acquisitions and debt service which was partially offset by the proceeds from the sale of our non-core vessels of which $32.0 million was used to pay down the related loan facility during the first quarter of 2011. Total debt on our balance sheet as of December 31, 2010 and December 31, 2009 was $588.7 million and $278.7 million, respectively, representing a $310.0 million increase. The increase was attributable mainly to: (i) $14.4 million amortization of the BCF attributed to the 7% Notes; (ii) the $154.5 million assumption of loans related to the dropdown entities; (iii) the $91.5 million assumption and drawdown of debt related to the acquisition of five dry bulk vessels completed in July 2010; (iv) the $52.5 million assumption and drawdown of debt related to the acquisition of two Kamsarmax newbuildings; (v) the $49.0 million drawdown of the new Marfin revolving facility; and (vi) the net proceeds of $2.4 million from the sale and leaseback transaction. The overall increase in indebtedness was partially offset by $34.8 million of debt amortizations including prepayments made from the proceeds generated from container vessel sales as well as the repayments for terminated loans of $17.7 million and the capital lease payments of 1.8 million.

As a result of the subsequent financing of the Newlead Prosperity under the new FBB Credit Facility, as described in the “Indebtedness” section below, that occurred subsequent to the announcement on April 11, 2011 of the fourth quarter 2010 financial results, an amount of $11.9 million has been reclassified from “Accounts payable, trade” to “Other non-current liabilities” on the balance sheet as of December 31, 2010.

The following table below summarizes the cash flows from our operations for each of the years ended December 31, 2010 and 2008, as well as for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009:

	Successor		Predecessor
	Year Ended	October 14, to	January 1, to	Year Ended
	December 31,	December 31,	October 13,	December 31,
	2010	2009	2009	2008
Net cash (used in)/provided by operating activities	$(9,685)	$(5,869)	$(10,557)	$2,901
Net cash (used in)/provided by investing activities	(22,189)	—	2,216	61,083
Net cash (used in)/provided by financing activities	(6,850)	112,124	4,332	(72,419)
Net (decrease)/increase in cash and cash equivalents	(38,724)	106,255	(4,009)	(8,435)
Cash and cash equivalents, beginning of year/period	106,255	—	4,009	12,444

Cash and cash equivalents, end of year/period	$67,531	$106,255	$—	$4,009

Cash Flows

Net cash (used in)/provided by operating activities

Net cash used in operating activities was $9.7 million for the year ended December 31, 2010, and $10.6 million and $5.9 million for for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivatives.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $92.0 million increase for the year ended December 31, 2010 which consisted mainly of the following adjustments: $39.5 million of impairment losses; $30.0 million of depreciation and amortization charges; $14.4 million from the amortization of the BCF of the 7% Notes; $10.7 million from the amortization of the backlog asset/deferred charter revenue; $2.7 million relating to share-based compensation; $3.7 million of amortization of deferred finance fees; and a $0.3 million provision for doubtful receivables. These adjustments were partially offset by a $8.4 million gain from the valuation of derivatives, and a gain on vessel sales of $0.9 million.

Furthermore, the cash outflow from operations of $9.7 million for the year ended December 31, 2010, resulted mainly from: a $3.5 million payment for dry-docking and special survey costs; a $2.1 million decrease in amounts due to managing agents; a $0.6 million increase in amounts due from managing agents; a $0.7 million decrease in amounts due to related parties; a $0.9 million decrease in accrued liabilities; and a $0.8 million decrease in accounts payable. This was partially offset by a $0.6 million decrease inventories and a $0.7 million decrease in prepaid expenses.

For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, net cash used in operating activities was $10.6 million and $5.9 million, respectively. This compares to $2.9 million of net cash provided by operating activities for the year ended December 31, 2008. This change was due to a larger net loss, excluding non-cash items, which was partially offset by positive cash flow changes in working capital.

Net cash (used in)/provided by investing activities

For the year ended December 31, 2010, our net cash used in investing activities was $22.2 million. This cash outflow resulted from advances for vessels under construction of $45.1 million, as well as vessel acquisitions of $1.6 million, advances for vessel acquisitions of $3.2 million and the restricted cash of $11.0 million related to letters of guarantee issued in connection with future installments in respect of newbuildings and other vessel acquisitions, and $0.1 million for other fixed asset acquisitions, which was partially offset by the proceeds from vessel disposals of $37.2 million, as well as the net cash of $1.6 million acquired through the business combination that occurred on April 1, 2010.

For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, our net cash provided by investing activities were $2.2 million and $0, respectively. This compares to net cash provided by investing activities of $61.1 million for the year ended December 31, 2008. This decrease was due primarily to vessel disposals amounting to $59.6 million during the year ended December 31, 2008. Proceeds from vessel disposals for the period from January 1, 2009 to October 13, 2009 amounted to $2.3 million.

Net cash (used in)/provided by financing activities

For the year ended December 31, 2010, our net cash used in financing activities was $6.8 million. This cash outflow resulted from the $62.8 million net principal repayments of our debt, the increase in restricted cash of $21.0 million mainly related to the disposal from the five non-core vessels (retention accounts) which will be used either to acquire vessels or pay down debt, the capital lease payments of $1.8 million and the payments of deferred charges of $8.0 million. This outflow was partially offset by the $86.6 million proceeds from the sale and leaseback transaction. For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, our net cash provided by financing activities was $4.3 million and $112.1 million, respectively. This compares to net cash used in financing activities of $72.4 million in the year ended December 31, 2008. The primary reason for the change was the use of $20.0 million of the proceeds from the issuance of the $145.0 million of 7% Notes to reduce the $221.4 million credit facility. Cash used to repay our credit facility was the primary reason for the change in 2008.

Indebtedness

As of December 31, 2010 and December 31, 2009, our total indebtedness was approximately $588.7 million and $278.7 million, respectively, which is net of $69.1 million and $83.6 million of BCF related to the $125.0 million of 7% Notes, respectively. Indebtedness as of December 31, 2010 reflected, among other things, the $154.5 million assumption of loans related to the dropdown of six vessels and commercial/technical management companies completed on April 1, 2010, the $52.5 million assumption and drawdown of debt related to the acquisition of two Kamsarmax newbuildings, the $91.5 million assumption and drawdown of debt related to the acquisition of five dry bulk vessels completed in July 2010, the $2.4 million net proceeds from the sale and leaseback transaction, the $49.0 million drawdown under the new revolving credit facility with Marfin Egnatia Bank S.A. and $55.9 million relating to the $125.0 million of 7% Notes, after netting the impact of the BCF (discount) as described below under “Recapitalization”.

As of June 29, 2011, we estimated our total indebtedness to be approximately $599.6 million, which is net of $62.0 million of BCF related to the $125.0 million of 7% Notes.

Recapitalization

Prior to the recapitalization on October 13, 2009, the Company was in default of its $360.0 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent which had an outstanding balance of $221.4 million. As part of the recapitalization, our existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the “Facility Agreement”, by and among us and the banks identified therein in order to refinance our existing revolving credit facility.

The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2.0 million each, and a sum of $163.4 million (comprised of an installment repayment of $2.0 million and a balloon repayment of $161.4 million) was due in October 2014. In January 2010, we paid an aggregate amount of $9.0 million from the proceeds of the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. In January 2011, we paid an aggregate amount of $32.0 million after receiving the proceeds from the sale of the five non-core vessels. After giving effect to the application of these sale proceeds, the quarterly installments have been reduced to approximately $1.6 million each, and a sum of $128.8 million (comprised of a repayment installment of $1.6 million and a balloon repayment of $127.2 million) will be due in October 2014. As of December 31, 2010, the outstanding balance was $184.7 million and the effective interest rate was 7.08%. As of June 29, 2011, the outstanding balance was $149.5 million.

On April 26, 2010, we entered into a Supplemental Deed (the “Deed”) relating to this term Facility Agreement. The Deed is supplemental to the Loan Agreement dated October 13, 2009, as supplemented and amended from time to time, and was entered into among us and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount that must be maintained under the original Deed may be applied to prepay sums outstanding under the original loan without triggering an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and will be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.

Our obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, on all vessels in our fleet and any other vessels we subsequently acquire to be financed under this Facility Agreement. In addition, the lenders will have a first priority security interest on all earnings and insurance proceeds from our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels, excluding the three vessels transferred to us as part of the recapitalization.

Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50%;

•	2.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is less than 27.5%.

As a result of the recapitalization, new financial covenants were put in place. Except for the working capital (as defined in the loan facility) and the minimum liquidity covenants, all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. We were in compliance with the debt covenants to which we must adhere on December 31, 2010.

The following are the financial covenants to which we must adhere as of the end of each fiscal quarter, under the new Facility Agreement:

•	our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than:

(a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b) 30% from the financial quarter ending September 30, 2013 onwards.

•	we must maintain, on a consolidated basis on each financial quarter, working capital (as defined in the loan facility) of not less than zero dollars ($0);

•	we must maintain a minimum liquidity equal to at least 5% of the outstanding loan;

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;

(a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

We assumed a $37.4 million credit facility in relation to the three vessels transferred to us from Granunion as part of the recapitalization during the fourth quarter of 2009. The $37.4 million credit facility was originally payable in 20 consecutive quarterly installments of $1.56 million and a $6.2 million balloon repayment due in October 2014. Such facility bore a margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been periodically paid down and drawn upon to minimize our cost of capital. We were paying a 1% commitment fee on the undrawn amount. This credit facility was refinanced with a new credit facility signed on May 6, 2010. For more details, please refer to the section “Dropdown of six vessels and commercial/technical management companies”.

In connection with the recapitalization on October 13, 2009, we issued $145.0 million in aggregate principal amount of 7% Notes due 2015, or the 7% Notes. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between us and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 0.4 million common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The fair value of these warrants was determined as of October 13, 2009, and as such, is amortized over a period of six years. The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, our Vice Chairman, President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. $20.0 million of the proceeds of the 7% Notes were used to partially repay a portion of our existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 2.22 million new common shares. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $55.9 million on our December 31, 2010 balance sheet due to the netting impact of a BCF (discount) described below and in

Note 16 of the consolidated financial statements. As of June 29, 2011, an aggregate of $125.0 million principal amount of the 7% Notes remain outstanding and we estimate the net outstanding amount was approximately $63.0 million, which is net of $62.0 million of BCF.

We have accounted for the 7% Notes as follows:

(1) A Beneficial Conversion Feature (“BCF”); and

(2) A “Make Whole Fundamental Change” conversion option which was valued separately.

Pursuant to GAAP, these two components factor into the valuation of the 7% Notes as follows:

•	The BCF was valued at $100.5 million and is amortized over the life of the 7% Notes as interest expense. The BCF represents the difference between the conversion price of the 7% Notes ($9.00) and the market price of our common shares at the date of issuance ($15.24), multiplied by 16.1 million shares, assuming full conversion of the initial $145.0 million of 7% Notes. Assuming no further conversions of the remaining $125.0 million of 7% Notes, the annual BCF amortization will be $14.4 million annually; and

•	The Make Whole Fundamental Change was valued at $31,301 relating to an additional benefit of 10% of additional shares that the holders can potentially acquire when converting the 7% Notes under certain circumstances. This is also amortized over the life of the 7% Notes as an interest expense.

We use interest rate swaps to hedge our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Exposure” herein.

Dropdown of six vessels and commercial/technical management companies

On April 1, 2010, we completed the dropdown of six vessels and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between us and our affiliate Grandunion, and assumed $154.5 million in vessel related indebtedness.

The $37.4 million credit facility was refinanced with a new credit facility signed on May 6, 2010. Specifically, we entered into a facility agreement with Marfin Egnatia Bank, for a reducing revolving credit facility of up to $65.28 million, in relation to the Grand Rodosi, the Australia, the China and the Brazil as well as Newlead Shipping. and Newlead Bulkers, which consolidated our existing $37.4 million credit revolving facility in connection with the three vessels transferred to us as part of the recapitalization in October 2009 and the initial facility of $35.0 million for the Grand Rodosi. This loan facility, which was periodically drawn and repaid to minimize our cost of capital, was terminated on November 23, 2010 and its outstanding balance of $44.113 million was fully repaid through the proceeds of the sale and leaseback transaction which was completed on the same date. For more details about this transaction please see the section “Sale and leaseback transaction” below. The new credit facility, prior to repayment, was payable in 12 quarterly installments of $1.885 million followed by 20 quarterly installments of $2.133 million and would have been due in May 2018. Borrowings under this loan facility bore an approximate effective interest rate, including the margin, of 5.7%; of the $65.28 million total loan, $32.56 million bore interest at a floating rate, which would have been approximately 3.8% (assuming current LIBOR of 0.252%, plus a 3.5% margin), while $32.72 million bore interest at a rate of 7.6% (assuming a fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility included financial covenants, all as described in the loan facility, including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 and onwards; (ii) our working capital (as defined in the loan facility), on a consolidated basis on each financial quarter, must not be less than zero dollars ($0); (iii) we must maintain a minimum liquidity equal to at least five percent of the outstanding loan; and (iv) the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis must be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 and onwards.

On April 1, 2010, we assumed a Loan Agreement with Commerzbank, dated November 10, 2006, as supplemented by a First Supplemental Agreement, dated April 18, 2008, a Second Supplemental Agreement, dated April 1, 2010, and a Third Supplemental Agreement dated November 5, 2010, for a loan facility of up to $18.0 million, in relation to the Grand Venetico. This loan facility was terminated on December 14, 2010 and its outstanding balance of $7.875 million was fully repaid through the proceeds of the new Marfin revolving credit facility. The loan, prior to repayment, was payable in two quarterly installments of $0.625 million, followed by a lump sum payment of $0.75 million, followed by one installment of $0.75 million due in December 31, 2010, and followed by a $7.125 million balloon payment due in January 31, 2011. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 3.0% (assuming current LIBOR of 0.252%, plus a 2.75% margin). The loan facility included, among other things, a value to loan ratio that must be at all times 143%, and a cash sweep for 50% of vessel’s excess cash (all as defined in such loan facility) to be applied against the installment due in October 2010.

On April 1, 2010, we assumed a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27.5 million in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.5% (assuming current LIBOR of 0.252%, plus a 3.25% margin). The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: (i) if we are in compliance with the value to loan ratio 50% of the excess cash must be applied towards the prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. The loan facility includes, among other things, financial covenants that include: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter; (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) must not be less than zero during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter. On June 4, 2010, we further novated, amended and restated this Loan Agreement. The Loan Agreement was amended to reflect the renaming of the Grand Victoria to the Newlead Victoria, and of the reflagging of the vessel from Singapore to Liberia, as well as the renaming of the borrower from Grand Victoria Pte. Ltd. of Singapore to Newlead Victoria Ltd. of Liberia. As of June 29, 2011, we are not in compliance with the minimum liquidity requirement under this loan agreement and are seeking waivers in respect of such non-compliance. We have received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation. See “-Going Concern”. As of June 29, 2011, the outstanding balance was $26.0 million.

On April 1, 2010, we assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, as supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76.0 million in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1.5 million, followed by four quarterly installments of $1.25 million, followed by 19 quarterly installments of $1.125 million and a balloon payment of $37.225 million due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.252%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) the minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60.0 million, although we are not subject to such covenant through the period ending December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although we are not subject to such covenant through the period ending December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although we are not subject to such covenant through the period ending February 28, 2012. As of June 29, 2011, the outstanding balance was $58.6 million.

On April 1, 2010, we also assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21.0 million, in relation to the Grand Ocean. The loan facility is payable in one quarterly installment of $0.85 million, followed by six quarterly installments of $0.8 million, followed by seven quarterly installments of $0.75 million and a balloon payment of $10.1 million due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.252%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) the minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60.0 million, although we are not subject to this covenant through the period ending December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although we are not subject to this covenant through the period ending December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although we are not subject to this covenant through the period ending February 28, 2012. As of June 29, 2011, the outstanding balance was $17.75 million.

Total fees for the loans we entered in 2010 related to the business combination, amounted to $4.2 million, and have been recorded as deferred charges and are being amortized over the life of the related facility. Of such fees $3.2 million was paid in cash and an amount of $1.0 million represents the fair value of 112,500 warrants with a strike price of $3.00 and contractual term of 10 years.

Newbuilding program

On April 15, 2010, we assumed two facility agreements in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”). The senior facility agreement, which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66.7 million and is payable in 20 quarterly installments of $1.52 million and a final payment of $36.3 million due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Hull N213) and the final delivery date (with respect to the newbuilding vessel referred to as Hull N216), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. This senior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date of October 15, 2015. The notional amount is $34.17 million, while the fixed rate of 4.0% is linked to the three-month U.S. dollar LIBOR reference rate.

The junior facility agreement, which was entered into with Bank of Scotland and BTMU Capital Corporation, is for $13.3 million and is payable in 20 quarterly installments of $0.13 million and a final payment of $10.7 million due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Hull N213) and the final delivery date (with respect to the newbuilding vessel referred to as Hull N216), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. This junior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date of October 15, 2015. The notional amount is $13.3 million, while the fixed rate of 4.0% is linked to the three-month U.S. dollar LIBOR reference rate.

Both facility agreements include financial covenants, all as described in the loan facilities, including: (i) the security coverage must be at least 115% up to and including the second anniversary of final delivery date, 120% up to the third anniversary date, 125% up to the fourth anniversary date and 130% thereafter; (ii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than: (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and (iv) the equity ratio must not be less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of June 29, 2011, we are not in compliance with the minimum liquidity requirement under these loan agreements and are seeking waivers in respect of such non-compliance. As of June 29, 2011, the outstanding balance of the loans was $58.35 million.

Five vessel acquisition

In July 2010, we completed the acquisition of five dry bulk vessels, including two newbuildings and the right of first refusal for three additional newbuildings pursuant to the terms of a Securities Purchase Agreement, dated July 2, 2010 (the “July Purchase Agreement”), between us and Grandunion. Upon closing, in accordance with the July Purchase Agreement, the shares of the vessel owning subsidiaries were transferred to us. Total consideration for such shares was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. The balance will be paid towards the newbuilding installments and will be financed with committed bank and shipyard credit facilities as well as cash.

In connection with the completion of such acquisition of the five dry bulk vessels, we assumed $86.4 million in vessel related bank indebtedness as follows:

We assumed a Loan Agreement with First Business Bank, dated July 2, 2010, as supplemented by a First Supplemental Agreement, dated October 15, 2010 and further supplemented by a Second Supplemental Agreement dated May 9, 2011, for a loan facility of up to $24.15 million, in relation to the Grand Spartounta. The loan is payable in 19 quarterly installments of $0.8 million followed by a $8.95 million payment due in July 2015. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.3% (assuming current LIBOR of 0.252%, plus a 4.0% margin). This loan facility includes, among other things, a value to loan ratio that must at all times be at least 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility also includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal at least 25% for the financial year ending December 31, 2012, although we are not subject to such covenant through the period ending December 31, 2012, and which increases to 30% annually thereafter; (ii) the minimum liquidity must be equal at least 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) must not be less than zero dollar ($0) during the period the loan facility remains outstanding; and (iv) the minimum interest coverage ratio (as defined in the loan facility), on a trailing four financial quarter basis must be at least 2:1 as at December 31, 2012, although we are not subject to such covenant through the period ending December 31, 2012, and must be at least 2.5:1 as at December 31, 2013 and annually thereafter. As of June 29, 2011, the outstanding balance of this loan was $21.75 million.

We assumed a Loan Agreement with Emporiki Bank, dated November 29, 2006, as supplemented by a Third Supplemental Agreement, dated July 2, 2010, for a loan facility of up to $14.75 million, in relation to the Grand Markela. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated September 8, 2010, to reflect the renaming of the Grand Markela to the Newlead Markela, and the change of registry of the vessel from Liberia to Marshall Islands, and it was further supplemented by a Fifth Supplemental Agreement, dated November 8, 2010. The loan was payable in four semiannual installments of $1.17 million followed by a $5.12 million payment due in November 2012. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.252%, plus a 3.0% margin). As of the date of assumption, the outstanding balance on such loan facility was $9.8 million. This loan facility terminated on December 14, 2010 and its outstanding balance of $9.8 million was fully repaid through the proceeds of the new Marfin revolving credit facility. The loan facility, prior to repayment, included, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal at least 25% for the financial quarter day ending June 30, 2012 until the financial quarter ending June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) at each quarter end during the period the loan facility remains outstanding; and (iv) the minimum interest coverage ratio (as defined in the loan facility), on a trailing four financial quarter basis must be at least 2:1 for the financial quarter ending June 30, 2012 until the financial quarter day ending June 30, 2013 and must be at least 2.5:1 thereafter. The loan facility also included, among other things, a value to loan ratio that must be at all times 125% up until the maturity date, a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied towards reducing the balloon payment from the initial $3.95 million to the amount of $2.50 million and an average monthly balance of the earnings account held within the bank in the name of the borrower of $0.4 million.

We assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32.0 million, in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1.13 million to the initial outstanding amount of $14.79 million. The loan is payable in 15 quarterly installments of $0.525 million followed by a $5.785 million payment due in April 2014. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.252%, plus a 3.75% margin). This loan facility includes, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 and ending on June 30, 2011. As of the date of assumption, the outstanding balance on such loan facility was $15.355 million. The loan facility includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be at least 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; and (iii) the minimum interest coverage ratio (as defined in the loan facility) must be equal to at least 2:1 for the period from January 1, 2013 until December 30, 2013, must be at least to 2.5:1 thereafter. As of June 29, 2011, the outstanding balance of this loan was $12.085 million.

We assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a First Supplemental Agreement, dated July 14, 2010, a Second Supplemental Agreement, dated November 9, 2010, and a Third Supplemental Agreement, dated December 15, 2010, for a loan facility of up to $48.0 million, in relation to two newbuilding vessels. The loan is payable, for the first vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million followed by 15 quarterly installments of $0.4 million, with the last installment payable together with the $9.0 million balloon payment due in December 2020. The loan is payable, for the second vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million followed by 10 quarterly installments of $0.4 million with the last installment payable together with the $11.0 million of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.252%, plus a 3.0% margin). As of the date of assumption, the outstanding balance on such loan facility was $14.1 million. The loan facility includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least 25% for the financial quarter day ending June 30, 2012 until the financial quarter day ending June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) the ratio of EBITDA to interest payable (as both are defined in the loan facility) on a trailing four financial quarter basis must be equal to at least 2:1 for the financial quarter day ending June 30, 2012 until the financial quarter day ending June 30, 2013, and must be equal to at least 2.5:1 thereafter; (iv) at least $5.0 million of free cash must be maintained at all times; and (v) working capital (as defined in the loan facility) must be no less than zero at each quarter end. The loan facility also includes, among other things, a value to loan ratio (as defined in the loan facility) that must at all times be equal to at least 110% over the first 5 years and 120% thereafter, a cash sweep on the earnings of the vessels, representing 100% of the excess cash flow (as defined in the loan facility) for the period commencing on the delivery date of each vessel until the relevant balloon amount is reduced to $3.0 million and 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $0.5 million (applicable after each vessel’s respective deliveries). As of June 29, 2011, the outstanding balance of the loan was $23.318 million.

We assumed a Loan Agreement with Marfin Egnatia Bank, dated July 21, 2010, as novated, amended and restated by a Novation, Amendment & Restatement Agreement, dated July 21, 2010, for a reducing revolving credit facility of up to $23.0 million. The loan was payable in 12 quarterly installments of $0.1 million followed by a $21.8 million payment due in October 2013. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.252%, plus a 3.75% margin). As of the date of assumption, the outstanding balance on such loan facility was $23.0 million. This loan facility terminated on November 23, 2010 and its outstanding balance of $22.9 million was fully repaid through the proceeds of the sale and leaseback transaction which was concluded at the same date. For more details about this transaction, please see the section “Sale and leaseback transaction” below. The loan facility, prior to repayment, included financial covenants, all as described in the loan facility including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending June 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) the maintenance of minimum liquidity equal to at least 5% of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis of not less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards.

Sale and leaseback transactions

In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback charter period is eight years. We retain call options to buy the vessels back during the lease period at pre-determined decreasing prices and we are obligated to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. We have also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters of the four vessels is approximately $40,000 per day for the first three years, and approximately $24,000 per day thereafter. We will continue to earn charter hire on the current time charters on the vessels. Moreover, we used the proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on these vessels, as well as other bank debt and associated fees. As of June 29, 2011, the outstanding balance of the lease debt was $81.839 million.

In addition, pursuant to the sale and leaseback transaction, we agreed with Lemissoler Maritime Company W.L.L. (i) to issue 36,480 common shares issuable upon execution of the agreement; (ii) on each of the first and second anniversaries of the date of the agreement, to deliver, at our option, either cash of $182,400 or a number of common shares having a value of $182,400, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary; and (iii) on each of the third through seventh anniversaries of the date of the agreement, to deliver, at our option, either cash of $109,440 or a number of common shares having a value of $109,440, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary. The cash or common shares that may be delivered on such anniversary dates are subject to downward adjustment upon the occurrence of certain events.

In June 2011, we entered into an agreement with Northern Shipping Fund LLC for the sale and immediate bareboat leaseback of the Post-Panamax dry bulk vessel, the Newlead Endurance. The consideration for the sale was $37.0 million and the bareboat leaseback charter period is seven years. We retain call options to buy the vessel back during the lease period at pre-determined decreasing prices at the end of each of the seven years starting from the first year, and we are obligated to repurchase the vessel for approximately $26.5 million at the end of the lease term. The repurchase obligation will be paid in cash. The net rate of the bareboat charter is $9,500 per day throughout the lease period. We will continue to earn charter hire on the current time charter on the vessel. As of June 29, 2011, the outstanding balance of the lease debt was $26.4 million since on the delivery date we paid an amount of $10.4 million.

New Marfin Revolving Credit Facility

On December 10, 2010, we entered into a Loan Agreement with Marfin Egnatia Bank for a new reducing revolving credit facility of up to $62.0 million, in order to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance working and investment capital needs. The facility limit is being reduced by 10 quarterly installments of $0.1 million during the course of the term. Moreover, the provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.6%; the floating portion of the approximately $49.0 million drawn to date is approximately $19.4 million and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.252%, plus a 3.5% margin) while the fixed portion drawn is $29.6 million and bears an interest rate of 7.6% (assuming a current fixed swap rate of 4.1% plus a 3.5% margin). We remain uncertain as to our ability to borrow the approximately $12.8 million of undrawn amounts under our $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that we will be able to fully draw down this amount, if at all. The loan facility includes financial covenants, all as described in the loan facility, including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) the maintenance of minimum liquidity equal to at least 5% of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of June 29, 2011, the outstanding balance of the loan was $48.97 million.

New FBB Credit Facility

On May 9, 2011, we entered into a Loan Agreement with First Business Bank for a loan facility of up to $12.0 million, in relation to the Newlead Prosperity, of which $11.9 million has been drawn. The loan is payable in one balloon payment due in May 2013, unless we proceed with a successful raising of equity of at least $40.0 million, upon the completion of which the loan must be prepaid in full. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 7.3% (assuming current LIBOR of 0.252%, plus a 7.0% margin). This loan facility, includes, among other things, a value to loan ratio that must be at least 120% from January 1, 2013 until the maturity date and financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 30% only for the financial year ending December 31, 2013; (ii) a requirement to maintain minimum liquidity equal to at least 5% of total debt (as defined in the loan facility) during the period the loan facility remains outstanding, although we are not subject to such covenant through the period ending December 31, 2012; (iii) a requirement to maintain working capital (as defined in the loan facility) of not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio (as defined in the loan facility), on a financial year basis, of 2.5:1, only for the financial year ending December 31, 2013. As of June 29, 2011, the outstanding balance of the loan was $11.9 million.

EBITDA and adjusted EBITDA reconciliation to Net Loss

EBITDA represents net loss from continuing operations before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items, including straight-line revenue, provisions for doubtful receivables, provisions for claims, changes in fair value of derivatives, impairment losses, gains and losses on sales of assets, share-based compensation expenses and operating losses for the non-core vessels. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which our performance can be assessed and each presents useful information to investors regarding our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted

EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

	Successor		Predecessor
	Year Ended	October 14, to	January 1, to	Year Ended
	December 31,	December 31,	October 13,	December 31,
	2010	2009	2009	2008
ADJUSTED EBITDA RECONCILIATION
Net loss	$(94,849)	$(37,872)	$(125,764)	$(39,828)
Plus: (Income) / loss from discontinued operations	(2,769)	2,007	30,316	23,255

Loss from continuing operations	(97,618)	(35,865)	(95,448)	(16,573)
PLUS:
Net interest expense	44,349	23,760	10,919	15,509
Depreciation and amortization	39,558	4,844	11,813	15,040

EBITDA	$(13,711)	$(7,261)	$(72,716)	$13,976
Straight line revenue	467	158	—	—
Provision for doubtful receivables	391	—	217	160
Provision for claims	1,674	—	3,730	—
Change in fair value of derivatives	(1,592)	(2,554)	(3,012)	6,515
Impairment losses	39,515	—	68,042	—
Loss on sale from vessels, net	1,560	—	—	—
Share based compensation	2,680	7,898	793	1,083
Operating loss / (income) for non-core vessels	6,564	4,594	11,498	(4,298)

ADJUSTED EBITDA	$37,548	$2,835	$8,552	$17,436

EBITDA loss for the year ended December 31, 2010 was $13.7 million, and EBITDA loss for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 was $72.7 million and $7.3 million, respectively. Adjusted EBITDA for the year ended December 31, 2010 was $37.6 million, representing EBITDA before non-cash items such as $39.5 million of impairment losses, $1.6 million of non-cash gains in the fair value of derivatives, $1.6 million of non-cash losses on the sale of vessels, $2.7 million of share-based compensation expenses, a $0.4 million provision for doubtful receivables, a $1.7 million provision for claims, $0.5 million for the straight lining of revenue, as well as operating losses relating to non-core vessels of $6.6 million. Adjusted EBITDA for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 was $8.6 million and $2.8 million, respectively. This growth in Adjusted EBITDA was attributable primarily to the increased operational contribution from revenue related to the 69.8% operating fleet growth and the 26.3% reduction in daily vessel operating expenses to $7,091 in year 2010 from $9,624 in year 2009.

Adjusted EBITDA for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 was $8.6 million and $2.8 million, respectively. This compares to $17.4 million for the year ended December 31, 2008. This decrease is mainly attributable to the 15.6% decrease in revenue as well as significantly higher voyage expenses due to the majority of the fleet operating in the spot market. Voyage expenses increased by $6.9 million or 109.5% to $13.2 million for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 compared to $6.3 million during the year ended December 31, 2008. Additionally, vessel operating expenses increased by 47.5% to $29.2 million for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 from $19.8 million for the year ended December 31, 2008, reflecting increased repair expenses and the transfer of the dry bulk vessels. Furthermore, there were approximately $4.8 million of expenses related to our recapitalization.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend information

Not applicable.

E.	Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2010, our significant existing contractual obligations and contingencies consisted of our obligations as a borrower under our loan facility agreements and our capital lease obligations. In addition, we had contractual obligations under interest rate swap contracts, newbuilding agreements and office rental agreements.

	Payment Due by Period
					More than
Contractual obligations	Total	Less than a year	1-3 years	3-5 years	5 years
	(in 000’s USD)

Long-term debt obligation(1)	$657,782	$34,421	$136,263	369,655	117,443
Interest payments(2)	181,011	40,963	69,704	49,309	21,035
Rental agreements(3)	5,001	423	864	891	2,823
Newbuildings and vessel future commitments	133,700	112,850	19,850	1,000	—

Total	$977,494	$188,657	$226,681	$420,855	$141,301

Notes:

(1)	Refers to our obligations to repay the indebtedness outstanding as of December 31, 2010, (including long-term debts, capital lease obligations and convertible notes) assuming that we meet the covenants of our credit facilities. The amount does not reflect a debt discount (BCF) of $69.1 million.

(2)	Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2010, assuming an effective interest rate of 6.37% per annum.

(3)	Refers to our obligations under the rental agreements for office space.

Commitments

(i)	Rental agreements

We have entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Vice Chairmain, President and Chief Executive Officer, at an aggregate monthly rate of approximately €26,000 as of December 31, 2010, which is expected to be paid in newly issued common shares rather than in cash. These rental agreements vary in duration with the longest agreement expiring in April 2022.

(ii)	Commercial and Technical Ship Management Agreements

At December 31, 2009, the vessel-owning companies of the vessels Newlead Avra, Newlead Fortune, High Land, High Rider and Ostria had technical ship management agreements with ITM based in Dubai, each of which was cancellable by either party upon two months’ notice. The agreed annual management fees were approximately $0.17 million per vessel during each of 2010 and 2009. During the year ended December 31, 2010, the vessel owning companies of the Newlead Avra and the Newlead Fortune terminated their ship management agreements with ITM. Subsequently, the vessel owning companies of the vessels signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping, a company that was controlled by Grandunion and that has been NewLead’s subsidiary since April 1, 2010. The agreed annual management fees were approximately $0.20 million per vessel; however, all payments to Newlead Shipping have been eliminated since the date on which Newlead Shipping became a subsidiary of NewLead.

The Chinook had a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob which was terminated upon the sale of the vessel on September 7, 2010. The agreed annual management fees per vessel for 2010 and 2009 were approximately €153,000 and €150,000, respectively (equal to approximately $0.2 million).

At December 31, 2009, the Australia had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, and the China and the Brazil each had a commercial and technical ship management agreement with Newfront Shipping S.A., or Newfront. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers S.A., or Newlead Bulkers, a company which was controlled by Grandunion and currently is NewLead’s subsidiary. The annual management fee under each of the agreements was approximately $0.19 million per vessel; however, all payments to Newlead Bulkers have been eliminated since the date on which Newlead Bulkers became a subsidiary of NewLead.

Magnus Carriers Corporation (“Magnus Carriers”), a company owned by two of our former officers and directors, provided the vessel-owning companies of the Newlead Avra, Newlead Fortune, High Land, High Rider, Ostria and Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by us effective May 1, 2009.

As of December 31, 2010 and June 29, 2011, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers. Outstanding balances, either due or from managing agents and related parties as of December 31, 2010, relate to amounts generated prior to the termination of the agreements described above.

(iii)	Commitment exit

In the third quarter of 2010, we entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31.8 million, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, we cancelled such agreement and subsequently agreed to the full and final settlement of all the claims under the subject sale and purchase contract. In compliance with the terms and conditions of this agreement, dated December 21, 2010, we released to the sellers the deposit of $3.2 million and further incurred a termination fee of $2.0 million, which was paid in January 2011. As a result, the aggregate loss from the commitment exit of $5.2 million was recognized in “Impairment losses” in the 2010 consolidated statement of operations.

(iv)	Newbuildings

As of December 31, 2010, remaining commitments for newbuildings upon their final delivery amount to: (i) approximately $35.0 million relating to the one Kamsarmax vessel (Hull N216, the delivery of which is expected in the fourth quarter of 2011); (ii) approximately $29.6 million relating to the Post-Panamax, named the Newlead Endurance, the delivery of which was made in June 2011; and (iii) approximately $46.1 million relating to the two Handysize Hulls 4023 and 4029, the deliveries of which are expected in the second half of 2011 and in the third quarter of 2012, respectively.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for us beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have and is not expected to have a significant impact on our consolidated financial statements.

Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued an amendment to the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We adopted these new requirements in fiscal year 2010.

ASU 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. We do not expect the adoption of the Accounting Standards update will have a material impact on our consolidated financial statements.

Subsequent events

In accordance with the board resolutions dated November 13, 2009, an annual restricted share grant in an aggregate amount of 8,335 restricted common shares was issued to the independent directors of the Board on February 1, 2011. These restricted common shares vest 100% on the first anniversary date of the grant. Moreover, the Company, in accordance with the 2005 equity incentive plan, granted to its employees an aggregate amount of 365,250 common shares with an effective grant date of April 1, 2011. These common shares vest 100% on the second anniversary date of the grant and are subject to forfeiture in accordance with the terms of the Plan.

In February 2011, the Newlead Compass (72,934 dwt) and the Newlead Compassion (72,782 dwt) were each chartered-out for a five-year period. The Newlead Compassion commenced its charter in May 2011, while the Newlead Compass is expected to commence its charter during the third quarter of 2011. The net daily charter-out rate for each vessel will be $11,700 for the first year, $13,650 for the second, third and fourth years and $15,600 for the fifth year. In addition, during the term of the charters, we will have a profit-sharing interest equal to 50% of the actual earnings of the charterer up to $26,000 per day and 30% above such amount.

In March 2011, we announced that two of our product tankers, the Hiona and the Hiotissa, will participate in the Handymax Tanker Pool of Scorpio Manageement (“SHTP”), a major tanker pool with more than 30 vessels currently participating. The Hiona (37,337 dwt, 2003-built) is expected to enter in the second quarter of 2011 and the Hiotissa (37,329 dwt, 2004-built) entered the SHTP pool in April 2011 and will both participate in the SHTP for a minimum of one year.

On April 29, 2011, the vessel M/V Grand Venetico was renamed to M/V Newlead Venetico.

On May 9, 2011, we entered into a Loan Agreement with First Business Bank for a loan facility of up to $12.0 million, in relation to the Newlead Prosperity, of which $11.9 million has been drawn. The loan is payable in one balloon payment due in May 2013, unless we proceed with a successful raising of equity of at least $40.0 million, upon the completion of which the loan should be prepaid in full. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 7.3% (assuming current LIBOR of 0.252%, plus a 7.0% margin). This loan facility, includes, among other things, a value to loan ratio that must be 120% from January 1, 2013 until the maturity date and financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 30% only for the financial year ending December 31, 2013; (ii) a requirement to maintain miminum liquidity equal to at least 5% of total debt (as defined in the loan facility) during the period the loan facility remains outstanding, although we are not subject to such covenant through the period ending December 31, 2012; (iii) a requirement to maintain working capital (as defined in the loan facility) of not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio (as defined in the loan facility), on a financial year basis, of 2.5:1, only for the financial year ending December 31, 2013.

On May 10, 2011, we completed the acquisition of the Newlead Prosperity.

In June 2011, the Post-Panamax newbuilding vessel, named the Newlead Endurance, was delivered.

G.	Safe Harbor

See the section “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.  Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers and their respective terms of service to the Company. Our board of directors is elected on a staggered basis, and each director elected holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The primary business address of each of our executive officers and directors is 83 Akti Miaouli & Flessa Street, Piraeus Greece, 185 38.

Name	Age	Position

Nicholas G. Fistes	52	Class I Director and Chairman since October 13, 2009
Michail S. Zolotas	37	Class I Director and Deputy Chairman, President and CEO since October 13, 2009
Allan L. Shaw	47	Class II Director, and Chief Financial Officer since October 13, 2009
Masaaki Kohsaka	77	Class II Director since October 13, 2009
Dr. John Tzoannos	67	Class II Director since April 1, 2010
Spyros Gianniotis	51	Class III Director since October 13, 2009
Apostolos I. Tsitsirakis	42	Class III Director since October 13, 2009
Panagiotis Skiadas	40	Class III Director since June 2005
Panagiotis Peter Kallifidas	41	Corporate Secretary since January 1, 2010
George Fragos	46	Chief Operating Officer since October 13, 2009
Sozon Alifragkis	42	Senior Vice President and Chief Commercial Office since October 13, 2009

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class II Directors expires at our annual meeting in 2011, the term of the Class I Directors expires at our annual meeting in 2012 and the term of the Class III Directors expires at our annual meeting in 2013.

Set forth below is certain biographical information about each of these individuals, who were newly appointed on the date of the recapitalization.

Nicholas G.Fistes
Director, Executive Chairman

Nicholas G. Fistes began his career as a Naval Architect and Marine Engineer in charge of worldwide new construction and shipbuilding with Ceres Hellenic Shipping Enterprises Ltd., or Ceres. He later became the Chief Executive Officer of Ceres (2004-2005), one of the largest ship management companies in the world, managing various types of ships including crude oil tankers, chemical tankers, LNG ships and dry bulk carriers. Mr. Fistes also served as Chief Executive Officer of Seachem Tankers Ltd. (1993-1996), a commercial chemical tanker operating company and as Chief Executive Officer of Coeclerici Ceres Bulk Carriers, a bulk carrier shipping company (2002-2003). He served on the Executive Committee of Euronav NV from 2006 to 2008. He was also a Board Member of the shipmanagement companies Ceres LNG Services Ltd. and Ceres Hellas Maritime Company from 2004 to 2006. In 2006, together with Michail Zolotas, Mr. Fistes founded Grandunion Inc., or Grandunion, a shipholding company, where he holds the position of Chairman. From March 2007 until 2009, he was the Chairman of the International Association of Independent Tanker Owners (INTERTANKO) and serves on the Board of the Hellenic Marine Environment Protection Association (HELMEPA). He is a member of a number of industry-related associations including the Executive Committee of the International Association of Dry Cargo Shipowners (INTERCARGO) and the American Bureau of Shipping (ABS). Mr. Fistes serves on the Hellenic Committees for Det Norske Veritas (DNV), Registro Italiano Navale (RINA) and the Korean Register of Shipping (KR). Mr. Fistes also serves on the

Mediterranean Committee for the China Classification Society (CCS). Mr. Fistes holds a Bachelor of Science Degree in Naval Architecture and Shipbuilding from Newcastle Upon-Tyne University and a Master’s of Science Degree in Ocean Systems Management from the Massachusetts Institute of Technology.

Michail S.Zolotas
Director, President and Chief Executive Officer

Michael S. Zolotas has long-standing experience in the shipping sector. As a third generation ship-owner, he has over 18 years of experience in commercial, operational and technical management in the shipping industry. Mr. Zolotas has already managed over 75 vessels in less than 15 years. Prior to October 2009, Mr. Zolotas was Chief Executive Officer of Grandunion, a private ship management company with 40 vessels under management. Mr. Zolotas founded Grandunion together with Mr. Nicholas G. Fistes in 2006. As Chief Executive Officer of Grandunion, Mr. Zolotas bought and sold more than 60 vessels, including newbuildings. Today, he still serves as Chief Executive Officer of Grandunion. From 1999 until 2006, Mr. Zolotas was General Manager of Stamford Navigation Inc. In less than seven years, Mr. Zolotas, managed to expand the fleet of Stamford Navigation Inc. from two to 30 vessels, ranging from 17,000 dwt to 170,000 dwt, including newbuildings. Mr. Zolotas joined Stamford Navigation Inc. as a superintendent engineer in 1997. He commenced his career spending three years in sea service and, after the completion of his sea service, he was involved in the technical management of Stamford Navigation Inc. especially in newbuildings supervision and repairs and conversion of the fleet in operation. Mr. Zolotas is a member of the Hellenic and Black Sea Mediterranean Committee of Bureau Veritas, China Classification Society (CCS) Mediterranean Committee and Registro Italiano Navale (RINA) Committee. From 2001 to 2007, he served on the board of the CTM Pool. Mr. Zolotas holds a B.E. in Mechanical Engineering from Stevens Institute of Technology.

Allan L. Shaw
Director, Chief Financial Officer

Allan L. Shaw has over 20 years of financial management experience and began his career at Deloitte & Touche where he became a manager. Mr. Shaw was a member of the Board of Directors from 1996 until 2002 and Chief Financial Officer from 1996 until 2001 of Viatel Inc., an international telecommunications company. After Viatel Inc., he served as the Chief Financial Officer and Executive Management Board Member of Serono International S.A., a global biotechnology company from 2002 to 2004. Mr. Shaw is the founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm, and has served as a member of Navios Maritime Holdings Inc.’s Board of Directors from 2005 to 2010. Mr. Shaw was appointed to the Board of Directors and named Chief Financial Officer of NewLead Holdings Ltd. on October 13, 2009. Mr Shaw holds a Professional Director Certification from the College of Corporate Directors, a public company director education and credentiating organization. Mr. Shaw, a United States Certified Public Accountant, received a Bachelor of Science degree from the State University of New York, Oswego in 1986.

Spyros Gianniotis
Director

Spyros Gianniotis has worked in various positions in major banks throughout Greece and the United States for over 24 years. From 1989 until 2001, Mr. Gianniotis held positions at Citigroup in Athens, Piraeus and New York. In 2001, Mr. Gianniotis became the Assistant General Manager, Head of Shipping at Piraeus Bank S.A. In 2008, Mr. Gianniotis became the Chief Financial Officer of Aegean Marine Petroleum Network Inc., a position he currently holds. Mr. Gianniotis holds a B.A. from Queens College, CUNY, an MSc from Maritime College, SUNY and an MBA from Wagner College. He joined NewLead’s Board of Directors in October 2009.

Masaaki Kohsaka
Director

Masaaki Kohsaka has over 50 years of experience in the maritime sector in virtually every phase of operations and management. He has served in advisory roles for Grandunion since 2007. In 1995, Mr. Kohsaka served as the Managing Director, Planning Department and Cruise Department and Executive Officer of Owners Division of Showa Line Ltd. Prior to that position, he served as the Director and General Manager, Planning Department at Showa Line Ltd. in charge of newbuildings, sale and purchase, shipmanagement, insurance and legal matters. Masaaki Kohsaka started his career in 1959 in the Liner Department of Nissan Steamship Co. Ltd. He was a Member of the Tokyo Maritime Arbitration Commission from 1991 through 1997 and was a Maritime Arbitrator from 1991 through 2010. Masaaki Kohsaka is a graduate of The Faculty of Law, Hitotsubashi University in Tokyo. He joined NewLead’s Board of Directors in October 2009.

Panagiotis Skiadas
Director

Panagiotis Skiadas has served as a member of our board of directors since the closing of our initial public offering in June 2005. He is currently the Environmental Manager of VIOHALCO S.A., a holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 10% of Greece’s total exports. Within that role, Mr. Skiadas is responsible for all environmental and climate change issues as well as certain energy related matters. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed a similar role for a subsidiary of VIOHALCO, ELVAL S.A. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games in Athens in 2004. Mr. Skiadas holds a Bachelor of Science from the University of Florida and a Master’s degree in Engineering from the Massachusetts Institute of Technology in Environmental Engineering.

Apostolos I.Tsitsirakis
Director

Apostolos I. Tsitsirakis has long worked within the maritime industry in both London and Piraeus. He is the founder and currently serves as President of Maritime Capital Management Ltd., a private consulting and management firm with particular emphasis on the shipping and international oil businesses. From 1997 to 2003, Mr. Tsitsirakis was affiliated with a family ship-owning and management company where he held the position of Director of Marine Operations. Mr. Tsitsirakis has served on the Board of Directors of Aegean Marine Petroleum Inc., and has participated as a partner and investor in Fleet Acquisition LLC, the fleet acquisition company that formed Genco Shipping. Mr. Tsitsirakis received an MBA from Webster University in London. He joined NewLead’s Board of Directors in October 2009.

Dr. John Tzoannos
Director

Dr. John Tzoannos has served as a member of our board of directors since April 1, 2010. He has had a long career working in the field of economics, maritime trade and academics. Dr. Tzoannos has served as a member of the Hellenic Parliament and numerous Parliamentary Committees and programs. He has been a noted academic lecturer for over 25 years and has been published in academic journals throughout the EU on such topics as Applied Economics, Shipping Policy, Financial Structure of Companies and mergers and acquisitions. He has been affiliated with the Athens University of Economics and Business, where he taught as a Full Professor since 1977. Dr. Tzoannos recently retired after serving for five years as the Secretary General of the Ministry of Economy Competitiveness and Shipping for Greece. He received his formal education in England, with his undergraduate work completed at the University of Manchester, Masters Degree in Economics and Econometrics from the University of Southampton and finally his Ph.D. in Industrial Economics from the University of Birmingham.

Panagiotis Peter Kallifidas
General Counsel and Corporate Secretary

Peter Kallifidas has been NewLead’s general counsel since December 1, 2009 and was appointed as the Company’s corporate secretary on January 1, 2010. Prior to NewLead, Mr. Kallifidas served as general counsel for Fairport Shipping Limited/Commercial S.A. from July 2002 to November 2009. From August 1996 to June 2002, Mr. Kallifidas was a member of the in-house legal team of Dioryx Maritime Corporation/Liquimar Tankers Management Inc. Mr. Kallifidas received his law degree from the Law School of the Aristotle University of Thessaloniki in Greece and a Masters degree in Maritime Law from the University of Southampton in the United Kingdom. Mr. Kallifidas has been admitted to practice before the Athens Bar Association since 1995.

Sozon A. Alifragis
Senior Vice President and Chief Commercial Officer

Sozon A. Alifragis has over a decade of experience in the maritime industry. He has served as Commercial Director of Grandunion Inc. as well as Director of Commercial Operations of Newfront Shipping S.A., Newlead Shipping S.A. and Stamford Navigation S.A. in charge of Commercial, Commercial Operations and Insurance and Claims Departments. Mr. Alifragis has also served in top management positions within Ceres Hellenic Shipping S.A. and has worked with Odfjell Tankers in Bergen and within the Commercial Operations Departments at Seachem Tankers in Houston. Mr. Alifragis holds a degree in Electrical and Computer Engineering from Aristotle University of Thessaloniki, Greece, an MSc. in Shipping Trade and Finance from City University, London and a Postgraduate degree in Maritime Law from London Guildhall University. He is a member of the Technical Chamber of Greece as well as a member of INTERTANKO Insurance and Legal Committee. Since 2005, Mr. Alifragis has also been a Fellow Member of the Institute of Chartered Shipbrokers.

George Fragos
Chief Operating Officer

George Fragos has over 20 years of shipping and shipmanagement experience with various vessel types including crude/product tankers, chemical carriers, bulk carriers, LNG tankers and passenger ships. Mr. Fragos joined Ceres Hellenic Shipping in 1990 as superintendent engineer and was promoted to senior and top management positions within the group and its affiliated companies. Mr. Fragos has served in such roles as Technical Manager and Technical Director of the passenger shipping company, Director of Newbuilding Projects, Marine Division Director, Fleet Director of Euronav Shipmanagement Hellas and Chief Executive Officer of Gaslog Investments. Mr. Fragos has also served on the Board of Ceres Hellas, Ceres LNG, and Egypt LNG. In 2007, Mr. Fragos became Director of the Tanker Division of Grandunion, as well as Managing Director of the tanker shipmanagement company within Grandunion Group. In 2008, he became the Chief Executive Officer of the affiliate tanker shipowning venture, Tankunion Inc. Mr. Fragos has previously been a member of INTECARGO Safety and Technical Committee and is presently a member of the Business Advisory Committee of Athens Laboratory of Business Administration’s “MBA in Shipping” program. Mr. Fragos graduated with a degree in Mechanical Engineering from the National Technical University of Athens.

B.	Compensation

We paid our officers and directors aggregate compensation of approximately $1,441,071 for the year ended December 31, 2010, $2,466,416 and $413,789 for the periods of January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively. In addition, share-based compensation costs for the year ended December 31, 2010 was $2,680,247. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. These reimbursed amounts aggregated to $21,183 for the year ended December 31, 2010.

On October 13, 2009, we entered into an employment agreement with Mr. Allan L. Shaw to employ him as our Chief Financial Officer. This agreement has an initial term of three years unless terminated earlier in accordance with the terms of such agreement. The initial term shall be automatically extended for successive one year terms unless we or Mr. Shaw gives notice of non-renewal at least 180 days prior to the expiration of the initial term or such one year extension to the initial term. Mr. Shaw was also granted 166,667 of our restricted common shares subject to applicable vesting periods, as mentioned below. Mr. Shaw has been granted 250,000 options at an exercise price of $19.80 subject to applicable vesting periods.

C.	Board Practices

Board Classes

Our board of directors currently consists of eight members. Our directors serve until their successors are appointed or they resign, unless their office is earlier vacated in accordance with our bye-laws or with the provisions of the BCA. Each of the directors has served in his respective capacity since his election, which for all directors, except Panagiotis Skiadas and Dr. John Tzoannos, was October 13, 2009. Mr. Skiadas and Dr. Tzoannos have served as members of the board since June 2005 and April 2010, respectively. Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class II Directors expires at our annual meeting in 2011, the term of the Class I Directors expires at our annual meeting in 2012 and the term of the Class III Directors expires at our annual meeting in 2013. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term.

Committees of the Board of Directors

We have established an Audit Committee comprised of our four independent directors responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The current members of our audit committee are Messrs. Spyros Gianniotis (Chairman), Apostolos I. Tsitsirakis, Panagiotis Skiadas and Dr. John Tzoannos. We have also established a Compensation Committee comprised of three independent directors responsible for reviewing the compensation of our senior management, officers and board of directors. The current members of our Compensation Committee are Messrs. Apostolos I. Tsitsirakis (Chairman), Spyros Gianniotis and Panagiotis Skiadas. We have also established a Governance and Nominating Committee comprised of four independent directors responsible for identifying candidates who are eligible to serve as members of the board of directors and considering matters of corporate governance generally. The current members of our Governance and Nominating Committee comprise Messrs. Dr. John Tzoannos, Panagiotis Skiadas (Chairman), Apostolos I. Tsitsirakis and Spyros Gianniotis.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Please see the information contained under “Item. 7B Related Party Transactions” regarding transactions between us and any of our directors.

D.	Employees

See “Item 4 — Information on the Company — Business Overview — Crewing and Employees.”

E.	Share ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of June 29, 2011 for:

•	each person known by us to own beneficially more than 5% of our shares;

•	each of our directors and executive officers who beneficially own our shares; and

•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 29, 2011 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 7,737,999 shares outstanding on June 29, 2011. Unless otherwise specified, the business address of each of the individuals set forth below 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

Unless otherwise indicated, NewLead believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage

Executive Officers and Directors
Michail S. Zolotas(1)(2)(3)(4)	19,623,106	90.8%
Nicholas G. Fistes(2)(3)(4)	3,523,105	45.5%
Allan L. Shaw(5)	166,667	2.2%
Masaaki Kohsaka	7,084	*
Spyros Gianniotis	7,084	*
Apostolos I. Tsitsirakis	7,084	*
Dr. John Tzoannos	7,084	*
Panagiotis Skiadas	17,084	*
Panagiotis Peter Kallifidas	*	*
George Fragos	*	*
Sozon Alifragkis	*	*
Directors and Executive Officers as a Group(1)(2)(3)(4)(5)	19,835,192	91.8%

*	Less than one percent

(1)	Includes 13,877,778 common shares underlying the 7% Notes beneficially owned by Focus Maritime Corp., a Marshall Islands corporation. Focus Maritime Corp. is wholly-owned by Michail S. Zolotas. Focus Maritime’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion with the SEC on September 16, 2010.

(2)	Grandunion is a Marshall Islands corporation, which is wholly owned by Nicholas G. Fistes and Michail S. Zolotas, who each own 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on September 16, 2010.

(3)	Includes 1,463,631 common shares beneficially owned by Rocket Marine Inc. that are subject to a voting agreement with Grandunion, over which Grandunion has voting power.

(4)	Includes 3,523,105 common shares beneficially owned by Grandunion.

(5)	Does not include 250,000 restricted common shares underlying options issued pursuant to the Company’s Equity Incentive Plan.

On August 3, 2010, the Company effected a 1-for-12 reverse share split of its common shares to consolidate every 12 common shares of NewLead into one common share, par value of $0.01 per share. All common share amounts in the table above give retrospective effect to such reverse share split.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the owners of more than 5% of our common shares, par value $0.01 per share, that we are aware of as of June 29, 2011. On June 29, 2011, there were 7,737,999 common shares outstanding. None of these shareholders have voting rights that differ from any other shareholder.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage

Principal Shareholders
Focus Maritime Corp.(1)	16,100,001	74.5%
Grandunion Inc.(2)(3)	3,523,105	45.5%
Rocket Marine Inc.(4)	1,463,631	18.9%
S. Goldman Advisors, LLC(5)	656,233	8.5%
Investment Bank of Greece, S.A.(6)	427,778	5.5%

(1)	Includes 13,877,778 common shares underlying the 7% Notes. Focus Maritime Corp., a Marshall Islands corporation, is wholly owned by Michail S. Zolotas. Focus Maritime’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion with the SEC on September 16, 2010.

(2)	Grandunion is a Marshall Islands corporation, which is wholly owned by Nicholas G. Fistes and Michail S. Zolotas, who each own 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on September 16, 2010.

(3)	Includes 1,463,631 common shares beneficially owned by Rocket Marine Inc. that are subject to a voting agreement with Grandunion, over which Grandunion has voting power.

(4)	Rocket Marine Inc., a Marshall Islands corporation, is a wholly owned subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation. Mons Bolin, the Company’s former Chief Executive Officer, President and former member of the board of directors, and Captain Gabriel Petridis, the Company’s former Chairman, each own 50% of the issued and outstanding capital stock of Aries Energy Corporation. Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The principal business address for each of Aries Energy Corporation, Mr. Bolin and Cpt. Petridis is 18 Zerva Nap. Street, Glyfada, Athens Greece 166 75. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 16, 2009.

(5)	Includes 529,167 common shares underlying warrants, the beneficial ownership of which is shared by Mr. Sheldon Goldman and S. Goldman Advisors, LLC, or Goldman Advisors. Mr. Goldman is the sole member and senior managing director of Goldman Advisors and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of 127,066 common shares. Goldman Advisors and Mr. Goldman may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 529,167 common shares beneficially owned by Goldman Advisors. The principal business address of S. Goldman Advisors, LLC and Mr. Goldman is 825 Third Avenue, 34th Floor, New York, NY, 10022. The foregoing information was derived from a Schedule 13D filed with the SEC on December 23, 2010.

(6)	Includes 416,667 common shares underlying warrants and 11,111 common shares underlying the 7% Notes. Represents shares owned by Investment Bank of Greece, S.A., or IBG, and Marfin Popular Bank Public Co., Ltd., or Marfin Popular. Marfin Popular is deemed to beneficially own such shares as a result of its approximately 96% ownership of IBG. The principal business address of IBG is 24B Kifissias Avenue, Maroussi, Athens Greece 151 25. The principal business address of Marfin Popular is 154 Limassol Avenue, Nicosia, 2025, Cyprus. The foregoing information was derived from a Schedule 13G/A filed with the SEC on April 13, 2011.

On April 1, 2010, the Company completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of the Purchase Agreement. In exchange for shares of the subsidiaries acquired, the Company assumed approximately $161.0 million of bank debt, accounts payable and accrued liabilities net of cash acquired and paid Grandunion an additional consideration of $5.3 million, which consisted of $100,000 in cash as well as 700,214 common shares, reflecting 737,037 common shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these common shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The foregoing information was derived from a Schedule 13D/A filed with the SEC on September 16, 2010. The common shares are subject to a Lock-Up Agreement, dated

April 1, 2010, pursuant to which the shares were restricted from disposition or any other transfer for the one year period ended April 1, 2011.

On August 3, 2010, the Company effected a 1-for-12 reverse share split of its common shares to consolidate every 12 common shares of NewLead into one common share, par value of $0.01 per share. All common share amounts in the table above give retrospective effect to such reverse share split.

B.	Related Party Transactions

Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Grandunion Inc.

Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President, are the sole stockholders and the chairman and chief executive officer, respectively, of Grandunion. On October 13, 2009, Grandunion transferred 100% ownership in three dry bulk carriers, the China, the Australia and the Brazil (which transaction included assets with a carrying value of approximately $75.3 million and the assumption of a credit facility of $37.4 million and other liabilities, for a net value of $35.0 million) to the Company in exchange for 1,581,483 newly issued common shares of the Company.

As part of the same transaction, a voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 222,223 of the Company’s common shares to Rocket Marine, a company controlled by two of our former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 1,463,631 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

In connection with the recapitalization, we issued $145.0 million in aggregate principal amount of 7% Notes. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin-offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between us and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp., as purchasers. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, our Vice Chairman, President and Chief Executive Officer, converted $20.0 million of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at December 31, 2010 owned approximately 30% of the Company’s outstanding common shares. The 7% Notes are convertible at any time and if fully converted, following the conversion of 2.2 million shares, would result in the issuance of approximately 13.9 million newly issued common shares. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($124.9 million) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations.

In April 2010, we completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, from Grandunion. For more details please refer to Note 5 of the accompanying consolidated financial statements. In July 2010, we completed the acquisition of five dry bulk vessels from Grandunion including two newbuildings with long term quality time charters. Total consideration for the acquisition of the five vessels was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. The balance, representing newbuilding commitments, will be financed with committed bank and shipyard credit facilities, as well as with cash from our balance sheet.

Management Services and Commissions

Magnus Carriers, a company owned by two of our former officers and directors, is a company that provided commercial management services to certain vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7,000 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by us on May 1, 2009. For the year ended December 31, 2010, for the period January 1, 2009 to October 13, 2009, for the period October 14, 2009 to December 31, 2009 and for the year ended December 31 2008, these commissions and management fees were $0.13 million, $0.41 million, $0 and approximately $1.69 million, respectively (figures include continuing and discontinued operations).

Sea Breeze

As part of attaining revenue (commissions) for our vessels, we contracted with a related entity, Sea Breeze Ltd., of which one of our former directors is a shareholder. In addition, we paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the year ended December 31, 2010, for the period January 1, 2009 to October 13, 2009, for the period October 14, 2009 to December 31, 2009 and for the year ended December 31 2008, the commissions amounted to $0.11 million, $0.07 million, $0.05 million and $0, respectively (figures include continuing and discontinued operations).

Newfront — Stamford

At December 31, 2009, the vessel Australia had technical ship management and commercial management agreements with Stamford and Newfront, and the vessels China and Brazil had technical ship management and commercial management agreements with Newfront. Stamford and Newfront are both related parties with common shareholders. The agreed annual management fees were approximately $185,000 per vessel. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies have signed agreements with Newlead Bulkers for the provision of commercial and technical ship management services (see below). For the year ended December 31, 2010, for the period January 1, 2009 to October 13, 2009 and for the period October 14, 2009 to December 31, 2009, the management fees for Newfront were approximately $0.05 million, $0 and $0.08 million, respectively, and for Stamford were approximately $0.03 million, $0, and $0.04 million, respectively. There was no ship management agreement with Newfront or Stamford during the year ended December 31, 2008.

Newlead Bulkers S.A.

Since April 1, 2010, Newlead Bulkers has been our subsidiary as a result of its acquisition from Grandunion described in Note 5 of the accompanying consolidated financial statements and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Bulkers assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the year ended December 31, 2010 were $0.06 million.

As of December 31, 2010 and June 29, 2011, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

Newlead Shipping S.A.

Since April 1, 2010, Newlead Shipping has been our subsidiary as a result of its acquisition from Grandunion described in Note 5 of the accompanying consolidated financial statements and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Shipping assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the year ended December 31, 2010 were $0.04 million.

As of December 31, 2010 and June 29, 2011, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

Terra Stabile A.E.

We lease office as well as warehouse spaces in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, our President, Chief Executive Officer and Vice Chairman. In November 2009, we entered with the landowner into a 12-year lease agreement in relation to the office space and on April 28, 2010 we entered into a 12-year lease agreement for the warehouse space (see Note 22 of the accompanying consolidated financial statements). Total rent for the year ended December 31, 2010 was approximately $0.34 million.

Domina Petridou O.E.

We leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of our former directors is a shareholder. In November 2005, we entered into a 10-year lease agreement with the landowner. In October 2007, we entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010 respectively (see Note 18 of the accompanying consolidated financial statements). Total rent for the year ended December 31, 2010, for the periods January 1, 2009 to October 13, 2009, and October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008 amounted to approximately $0.02 million, $0.11 million, $0.03 million and $0.15 million, respectively.

Aries Energy Corporation

On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112.7 million (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal stockholders, is one of the principals of Aries Energy Corporation, one of the sellers of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party.

Transaction with other related party

During the year ended December 31, 2008, the Company paid a commission on the sale of the Arius of approximately $0.2 million to a brokerage firm, of which one of our former directors is a shareholder.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings Against Us

From time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Current legal proceedings of which we are aware are as follows:

•	The charterers of the vessel Newlead Avra notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)	Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo at New York in September 2007;

b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c)	Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.

We do not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of Hydrogen Sulphide in the vessel’s tanks at two ports in the United States.

We do not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The vessel Grand Rodosi was involved in a collision in October 2010 with the fishing vessel “Apollo S”. As of December 31, 2010, the Company is not able to reliably measure the expected possible losses. However, any amounts to be claimed are 100% covered by the P&I Club:

a)	Value of “Apollo S” plus expenses — the Company has a provided guarantee for A$19,321,242;

b)	Damage to wharf — the Company has a provided guarantee for A$3,387,500; and

c)	Pollution cleanup costs — the Company has a provided guarantee for A$500,000.

•	The charterers of the Newlead Esmeralda notified the Company in November 2010 of their intention to pursue the following claim. After discussions with charterers, in March 2011, and following discussions, an agreement was reached that neither party would seek security in the future for the claims relating to the grounding that occurred in March 2010. Based on advice of counsel, we believe the charterer’s chances of success are remote. Below is a list of the claims:

a)	Damages for lost income as a result of cargo that was not able to be loaded, subsequent to vessel’s grounding in March 2010;

b)	Damages resulting from the prolonged storage costs due to the inability to place cargo on board the vessel; and

c)	Anticipated costs.

Other than as described above, we have not been involved in any legal proceedings which may have, or have had a significant effect on our financial statements, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial statements.

Dividend Policy

On September 12, 2008, we determined to suspend payment of our quarterly dividend, effective immediately. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our fully revolving credit facility agreement, and those created by Bermuda law.

Our debt agreements contain covenants that limit our ability to pay dividends. For example, our credit facility with Marfin Egnatia Bank S.A. prohibits us from paying dividends without our lender’s consent, and the Facility Agreement only permits the payment of dividends if we meet certain ratios. Our facility agreements further require us to maintain specified financial ratios and minimum liquidity and working capital amounts. In March 2008, pursuant to the condition imposed by our lenders in connection with the relaxation of the interest coverage ratio under our credit facility, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the fourth quarter of 2007. We resumed the payment of dividends with a dividend of $1.20 per share in respect of the first quarter of 2008. In September 2008, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the second quarter of 2008. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities, its issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for its shares in excess of the aggregate par value of such shares). If the realizable value of our assets decreases, in order for us to pay dividends, we may require our shareholders to approve resolutions reducing our share premium account by transferring an amount from such account to our contributed surplus account.

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Currently, the principal trading market for our securities, which includes our common shares, is the NASDAQ Global Select Market under the symbol “NEWL.”

The following table sets forth, for the periods indicated, the reported high and low market prices of our common shares on the NASDAQ Global Select Market. The following prices reflect the 1-for-12 reverse split of our common shares on August 3, 2010.

On June 29, 2011, the closing price of our common shares was $1.86.

	High	Low

For the Fiscal Year Ended December 31, 2006	$177.60	$108.84
For the Fiscal Year Ended December 31, 2007	$125.40	$70.92
For the Fiscal Year Ended December 31, 2008	$93.24	$3.72
For the Fiscal Year Ended December 31, 2009	$19.68	$3.84
For the Fiscal Year Ended December 31, 2010	$12.60	$2.26
For the Quarter Ended
March 31, 2009	$19.68	$3.84
June 30, 2009	$13.20	$4.32
September 30, 2009	$10.44	$6.72
December 31, 2009	$16.56	$8.76
March 31, 2010	$11.76	$7.80
June 30, 2010	$12.60	$7.56
September 30, 2010	$9.37	$4.24
December 31, 2010	$4.99	$2.26
March 31, 2011	$2.88	$2.05
For the Month Ended
January 31, 2011	$2.88	$2.35
February 28, 2011	$2.75	$2.35
March 31, 2011	$2.58	$2.05
April 30, 2011	$2.30	$1.99
May 31, 2011	$2.26	$2.01
June 30, 2011 (through June 29, 2011)	$2.30	$1.69

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following description of our share capital summarizes the material terms of our Memorandum of Association and our bye-laws. Under our Memorandum of Association, as amended, our authorized capital consists of 500 million preference shares, par value $0.01 per share, and 1 billion common shares, par value of $0.01 per share.

Common Shares

Our Memorandum of Association and bye-laws were amended on August 26, 2009 to increase the authorized share capital of the Company to 1,000,000,000 common shares and 500,000,000 preference shares.

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

Preference Shares

Under the terms of our bye-laws, our board of directors has authority to issue up to 500 million “blank check” preference shares in one or more series and to fix the rights, preferences, privileges and restrictions of the preference shares, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of a series.

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

Reverse share split

On July 27, 2010, we announced that a 1-for-12 reverse share split of our common shares had been approved by our board of directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010. The reverse share split consolidated every 12 common shares into one common share, with par value of $0.01 per share. Our number of authorized common shares and preference shares were not affected by the reverse split. In respect to the underlying common shares associated with stock options and any derivative securities, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted in accordance with the 1:12 ratio for all periods presented. As a result of the reverse share split, the number of the Company’s common shares outstanding was reduced from 88,363,265 to 7,327,934 shares, which takes into account the rounding up of all fractional shares to the nearest whole share. Due to such reverse share split, earnings per share, convertible notes, warrants and stock options have been adjusted retrospectively as well.

Registration Rights

Certain of our shareholders have registration rights as described below.

We entered into a Registration Rights Agreement, dated September 16, 2009, with Grandunion and Rocket Marine in connection with a securities purchase agreement, dated the same date, with Grandunion. Subject to the terms of the Registration Rights Agreement, at any time after December 31, 2011, Grandunion and Rocket Marine may demand that we file a registration statement, request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration). Pursuant to the Registration Rights Agreement, as of April 30, 2011, we received a notice from Rocket Marine waiving its rights to require us to file a registration statement prior to June 30, 2011 in respect of the 222,223 common shares that were transferred to Rocket Marine as part of our 2009 recapitalization.

We entered into a Registration Rights Agreement, dated April 1, 2010, with Grandunion in connection with a securities purchase Registration Rights Agreement, dated as of March 31, 2010, with Grandunion. Subject to the terms of the agreement, at any time after April 1, 2011, Grandunion may demand that we file a registration statement, request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

We entered into a Registration Rights Agreement, dated October 13, 2009, with Investment Bank of Greece and Focus Maritime Corp. in connection with the issuance of our 7% Notes. Subject to the terms of this agreement, upon the request of the majority of the holders of the transfer restricted securities (as defined therein), we are required to file a shelf registration statement covering the transfer restricted securities within 30 days. The holders may also request that their transfer restricted securities be covered by a registration statement that we are otherwise filing for the purpose of a firm-commitment, underwritten public offering of common shares (i.e., piggy-back registration). A registration statement covering, among other securities, approximately 2.22 million common shares that were issued in November 2009 as a result of the conversion of $20.0 million in aggregate principal amount of the 7% Notes, was declared effective by the SEC on May 21, 2010.

We entered into a Registration Rights Agreement, dated January 2, 2010, with S. Goldman Advisors, LLC, in connection with the registration of 208,334 common shares and 416,667 common stock underlying warrants issued to the advisors. Subject to the terms of this agreement, upon the request of the majority of the holders of the transfer restricted securities (as defined therein), we are required to file a shelf registration statement covering the transfer restricted securities within 30 days. The holders may also request that their transfer restricted securities be covered by a registration statement that we are otherwise filing for the purpose of a firm-commitment, underwritten public offering of common shares (i.e., piggy-back registration). A registration statement covering, among other securities, the 208,334 common shares and 416,667 common stock underlying warrants, was declared effective by the SEC on May 21, 2010.

Treasury Shares

Our bye-laws were amended at our 2008 annual general meeting to allow our board of directors, at its discretion and without the sanction of a resolution of our shareholders, to authorize the acquisition by us of our shares, to be held as treasury shares. Our board of directors may, at its discretion and without the sanction of a resolution of our shareholders, authorize the acquisition by us of our own shares, to be held as treasury shares, upon such terms as the board of directors may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the BCA. The Company will be entered in the register of members as a shareholder in respect of the shares held as treasury shares and will be its own shareholder but subject always to the provisions of the BCA. The Company will not exercise any rights and will not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the BCA. Subject as otherwise provided in our bye-laws in relation to our shares generally, any shares held by the Company as treasury shares will be at the disposal of the board of directors, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.

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

Anti-Takeover Effects of Provisions of Our Constitutional Documents

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the recapitalization, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of our incumbent directors and executive officers.

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

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we have included these provisions in our bye-laws. Specifically, our bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

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

For purposes of these provisions, a “business combination” includes recapitalizations, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity, except that so long as Rocket Marine owns 15% or more of our outstanding voting shares, Rocket Marine shall not be an interested shareholder unless it acquires additional voting shares representing 8% or more of our outstanding voting shares.

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

Shareholder Meetings

Under our bye-laws, annual meetings of shareholders will be held at a time and place selected by our board of directors each calendar year. Special meetings of shareholders may be called by our board of directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our bye-laws, at least 15 days, but not more than 60 days notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law, accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders who will be eligible to receive notice and vote at the meeting.

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

Please refer to Item 5 — “Operating and Financial Review and Prospects” for a discussion of our long-term debt, Item 4 — “Information on the Company” for a discussion of various agreements relating to our recapitalization and certain vessel transactions and Item 10 — “Additional Information” for a discussion of our registration rights agreements.

D.	Exchange controls

The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority.

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

Subject to the foregoing, there are no limitations on the rights of owners of our common shares to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares, other than in respect of local Bermuda currency.

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

The following is a discussion of the material Bermuda and United States federal income tax considerations with respect to the Company and the beneficial owners of our common shares (referred to herein as “holders”). This discussion does not purport to deal with the tax consequences of owning or disposing of common shares to all categories of investors, some of which, such as dealers or traders in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset. Holders of common shares are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

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

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the following discussion does not address any United States estate or gift, state, local or non-United States tax consequences, or any tax consequences of the newly enacted Medicare tax on investment income. The discussion below is based, in part, on the description of our business as described in “Business — Information on the Company” above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to NewLead Holdings Ltd. and its subsidiaries on a consolidated basis.

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

The Country of Organization Test is satisfied since we are incorporated in Bermuda, and each of our subsidiaries is incorporated in the Bermuda, the Marshall Islands, Liberia, or Panama all of which are qualified foreign countries in respect of each category of shipping income we currently earn and expect to earn in the future. Therefore, we and our subsidiaries are exempt from United States federal income taxation with respect to our U.S.-source shipping income as we and each of our subsidiaries meet either of the 50% Ownership Test or the Publicly Traded Test. Under a special attribution rule of Section 883, each of our Subsidiaries is deemed to have satisfied the 50% Ownership Test if we satisfy such test or the Publicly Traded Test.

We believe we currently satisfy the 50% Ownership Test. However, we may have difficulty satisfying such test in the future if our common shares become more widely held.

With respect to the Publicly Traded Test, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation is considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock, are “primarily traded” on the NASDAQ Global Select Market, which is an established securities market in the United States.

Under the Treasury Regulations, our common shares are considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding shares, by total combined voting power of all classes of shares entitled to vote and total value, is listed on an established securities market, which we refer to as the listing threshold. Since our common shares are our sole class of issued and outstanding stock and are listed on the NASDAQ Global Select Market, we meet the listing threshold.

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

To determine the persons who own 5% or more of the vote and value of our shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Form 13G and Form 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The

Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

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

In the event that the 5 Percent Override Rule is triggered, we believe that, within the group of 5% Shareholders, sufficient shares will be owned by qualified shareholders for purposes of Section 883 to have precluded non-qualified shareholders in such group from owning 50% or more of the value of our shares for more than half the number of days during the relevant taxable years. We believe that, either (i) the 5 Percent Override Rule will not be triggered or (ii) if the 5 Percent Override Rule is triggered, sufficient shares will be owned by qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders from owning 50% or more of the value of our shares for more than half the number of days during the relevant taxable years; however, there can be no assurance in this regard. In order to qualify for the exception to the 5 Percent Override Rule, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. We believe that these requirements have been satisfied in the past, and we intend to cause these requirements to be satisfied in the future, as required, although there can be no assurance that we will be successful in this regard.

Even though we believe that we will be able to qualify for the benefits of Section 883, we can provide no assurance that we will be able to continue to so qualify in the future.

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

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would, in lieu of the 4% gross basis tax described above, be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is a United States citizen or resident for United States federal income tax purposes, corporation or other entity treated as a corporation for United States federal income tax purposes that is created or organized under the laws of the United States or its political subdivisions, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits as so determined will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. We do not expect to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distributions will be treated as a dividend even if such distributions would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally recognizes taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such stock. Such gain or loss is treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s adjusted tax basis in our common shares generally will equal the U.S. Holder’s cost in acquiring our common shares, subject to the adjustments described above. Such capital gain or loss is generally treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

Based on our current operations and future projections, we do not believe that we have been or are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we were to be treated as a passive foreign investment company, special and adverse United States federal income tax rules would apply to a U.S. Holder of our shares. Among other things, the distributions a U.S. Holder received with respect to our shares and gains, if any, a U.S. Holder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. Holder might be able to make certain tax elections which ameliorate these consequences. In addition, if we were treated as a passive foreign investment company, a U.S. Holder of our shares would be subject to special information reporting requirements with respect to its investment in our shares.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common shares that is not a U.S. Holder or a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) is referred to herein as a “Non-U.S. Holder.”

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

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions and payment of the proceeds from the sale or other disposition of our common shares made within the United States to a U.S. Holder, other than an exempt

U.S. Holder (such as a corporation) that properly certifies as to its exempt status, will be subject to information reporting requirements. Such payments will be subject to backup withholding tax if you are a not a non-exempt U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell your common shares to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

Information Reporting Regarding Non-U.S. Accounts

Pursuant to recently enacted legislation, effective for tax years beginning after March 18, 2010, individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 during the tax year, will be required to attach to their tax returns for the year the information described in section 6038D of the Code. An individual who fails to timely furnish the required information generally will be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. To the extent provided in U.S. Treasury regulations or other guidance, these reporting obligations will apply to any U.S. entity which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets, in the same manner as if such entity were an individual.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Item 4.B — “Information on the Company — Business Overview — Industry” in this Annual Report on Form 20-F and the statistical and graphical information contained therein and in any other instance where Drewry Shipping Consultants Ltd. has been identified as the source of information included in this Annual Report on Form 20-F have been reviewed by Drewry, which has confirmed to us that they accurately describe our industry, subject to the availability and reliability of the data supporting the statistical information presented in this Annual Report on Form 20-F.

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

Interest Rate Exposure

Debt Instruments:

NewLead’s exposure to interest rate risk, which could impact our results of operations, relates to our floating rate debt outstanding. The interest rate related to our total debt outstanding is based on the floating three month U.S. LIBOR plus, a specific margin for each credit facility. Our objective is to minimize our interest expenses while managing the exposure of our financial condition to interest rate risk, through our financing activities and, when deemed appropriate, through the use of designated interest rate swaps.

As of December 31, 2010, we had $588.7 million of total indebtedness which is net of $69.1 million of BCF related to the 125.0 million of the 7% Notes. The interest on the credit facilities are at floating rates and, therefore, changes in interest rates would have an effect on our interest expense. The interest rate on the 7% Notes is fixed and, therefore, there is no associated market risk. Excluding the 7% Notes, our total indebtedness as of December 31, 2010 and December 31, 2009 was $532.8 million and $237.3 million, respectively (reflecting $55.9 million and $41.4 million, respectively, in respect of the $125.0 million of 7% Notes, after the netting impact of the BCF). As of December 31, 2010, we had $447.9 million of floating rate indebtedness out of our total indebtedness of $532.8 million. Of our floating rate indebtedness, as of December 31, 2010, $259.6 million was fixed with interest rate swaps.

For the year ended December 31, 2010, a 1% increase and decrease in LIBOR would have resulted in an increase or decrease of approximately $1.7 million in our interest expense on the unhedged portion of drawings under the terms of our existing credit facilities.

Interest rate swaps:

As of December 31, 2010, in order to effectively manage our interest rate risk, we had the following interest rate swaps outstanding:

•	On July 5, 2006, we entered into interest rate swaps with five banks on identical terms. These five swaps had an effective date of July 3, 2006 and a maturity date of April 4, 2011. Under the terms of the swap agreements, we paid a fixed interest rate of 5.63% per annum on a total of $100.0 million of our long-term debt. These swap agreements matured and fully settled.

•	On April 3, 2008, we entered into a floored swap transaction with one bank and a simultaneous swap and cap transaction with another bank. These two synthetic swaps had an effective date of April 3, 2008 and maturity dates of April 3, 2011 and April 4, 2011, respectively. Under the terms of the floored swap agreement, we paid a fixed interest rate of 4.285% per annum on a total of $23.3 million of our long term debt. Under the terms of the swap and cap transactions, we paid a fixed interest rate of 4.14% on a total of $23.3 million of our long-term debt and we have limited our interest rate exposure to 4.14% on an additional amount of $23.3 million. These swap agreements matured and fully settled.

•	In connection with the recapitalization, we entered into a credit facility and an interest rate swap with Marfin Egnatia Bank. On May 6, 2010, we refinanced this credit facility (see Note 12 of our consolidated financial statements). The aforementioned swap was re-attached to the new credit facility and has a termination date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on the notional amount of the swap.

•	In connection with the acquisition of the two Kamsarmaxes, we assumed two interest rate swaps with the Bank of Scotland both of which had maturity dates of April 4, 2013. Under the terms of the swap agreements, we paid a fixed interest rate of 3.973% per annum. These swaps were amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facilities. The amended and extended swap agreements began on July 6, 2010 and have maturity dates on October 15, 2015 and a fixed interest rate of 4.01% per annum on the notional amount of the swaps.

As of December 31, 2010 and June 29, 2011, the notional amount of the abovementioned interest rate swaps was $259.6 million and $94.8 million, respectively.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain of expenses in other currencies, primarily Euros. During the year ended December 31, 2010, the value of the U.S. dollar reached highs of $1.46 and lows of $1.19 compared to the Euro, and as a result, an adverse or positive movement could increase our expenses. During the year ended December 31, 2010, the effect was minimal.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends is not and has not been in arrears or has not been subject to a material delinquency that was not cured within 30 days.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

The Company’s management, with the participation of the CEO and CFO, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2010. Based upon their evaluation, the CEO and CFO have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act, is: (1) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The Company further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO, and is effected by the Company’s Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company’s consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control-Integrated Framework”. As a result of this assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

(c)	Attestation report of the independent registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm, as stated in their report which appears herein.

(d)	Changes in internal control over financial reporting

The Company has made the following changes in internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting:

During 2010, we have appointed new external consultants to assist us with completing our implementation of comprehensive system of internal controls over financial closing and reporting. Furthermore, we have hired a new internal auditor with sufficient experience in the shipping industry and, in particular, in U.S. listed companies. We have also hired senior accounting staff with GAAP expertise as well as with expertise in U.S. listed companies. As a result of these actions, we have enhanced our monitoring controls over the financial statement closing process, which has resulted in a more rigorous process to determine the appropriate accounting treatment of non-routine and complex transactions to ensure complete and accurate reporting of such transactions in compliance with GAAP.

Item 16A.	Audit Committee Financial Expert

We have established an audit committee comprised of four members, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Market that are applicable to us. The members of the audit committee are Messrs. Spyros Gianniotis, Apostolos I. Tsitsirakis, Dr. John Tzoannos and Panagiotis Skiadas. Mr. Gianniotis serves as the “audit committee financial expert” as defined in the instructions to Item 16.A. in the Form 20-F.

Item 16B.	Code of Ethics

As a foreign private issuer, we are exempt from the rules of the NASDAQ Global Market that require the adoption of a code of ethics. However, we have voluntarily adopted a code of ethics that applies to our principal executive officer, principal financial officer and persons performing similar functions. We will provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the Company at 83 Akti Miaouli & Flessa Street, 185 38 Piraeus Greece, Attn: Corporate Secretary.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years ended December 31, 2010 and 2009 were PricewaterhouseCoopers S.A. Our audit fees for 2010 and 2009 were €378,000 and €295,000, respectively.

Audit-Related Fees

We did not incur audit-related fees for 2010 and 2009.

Tax Fees

We did not incur tax fees for 2010 or 2009.

All Other Fees

We did not incur any other fees for 2010 or 2009.

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent auditor with respect to such services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases

None.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We have certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of NASDAQ’s corporate governance practices other than the requirements regarding the submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of NASDAQ’s corporate governance rules are described below.

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

Item 19.	Exhibits

1.1	Amended and Restated Memorandum of Association of NewLead Holdings Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on September 30, 2009, and hereby incorporated by reference.)
1.2	Certificate of Incorporation on Change of Name (Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K, filed on January 8, 2010, and hereby incorporated by reference.)
1.3	Amended and Restated Bye-laws of the Company (Previously filed as Exhibit 3.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)
2.1	Indenture, dated as of October 13, 2009, between the Company and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
2.2	Form of Note Purchase Agreement, dated October 13, 2009, among the Company, each of the purchasers listed on the signature thereto, and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
2.3	Form of 7% Convertible Senior Note Due 2015, dated as of October 13, 2009, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
2.4	Warrant Certificate, dated October 13, 2009 from the Company to Investment Bank of Greece (Previously filed as Exhibit 99.8 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
4.1	Form of Equity Incentive Plan (Previously filed as Exhibit 10.6 to the Company’s 10.6 to the Company’s registration statement on Form F-1/A (Registration No. 333-124952) and hereby incorporated by reference.)
4.2	Amendment to Equity Incentive Plan (Previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)
4.3	Amendment to Equity Incentive Plan, dated October 14, 2010.
4.4	Fifth Supplemental Agreement, dated June 11, 2008, between the Company and The Bank of Scotland relating to the Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed on June 30, 2008, and hereby incorporated by reference.)
4.5	Sixth Supplemental Agreement, dated June 24, 2009, between the Company and The Bank of Scotland relating to a Credit Agreement, dated April 3, 2006, among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009, and hereby incorporated by reference.)
4.6	$145 Million Convertible Bond Commitment Letter, dated July 15, 2009, between Investment Bank of Greece and the Company (Previously filed as Exhibit 99.F to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)
4.7	Financial Agreement, dated August 18, 2009, among Marfin Bank, Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)

4.8	Registration Rights Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. and the Company (Previously filed as Exhibit 99.D to the Schedule 13D (Amendment No. 1) of Grandunion Inc. and Focus Maritime Corp., filed on October 22, 2009, and hereby incorporated by reference.)
4.9	Voting Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.B to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)
4.10	Lock-Up Agreement, dated September 16, 2009, among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.C to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.10	Lock-Up Agreement, dated September 16, 2009, among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.D to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.11	Lock-Up Agreement, dated September 16, 2009, between Grandunion Inc. and the Company (Previously filed as Exhibit 99.E to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.12	Facility Agreement, dated October 13, 2009, among the Company, Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) (Previously filed as Exhibit 99.5 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
4.13	Warrant Purchase Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.6 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.14	Warrant Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.7 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.15	Registration Rights Agreement, dated October 13, 2009, among Investment Bank of Greece, Focus Maritime Corp. and the Company (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.16	$80 Million Secured Senior and Junior Term Loan Facility Commitment Letter, dated February 19, 2009 between Bank of Scotland and the Company, as guarantor (Previously filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F, filed on March 18, 2010, and hereby incorporated by reference.)
4.17	Escrow Agreement, dated April 1, 2010, between the Company and Grandunion Inc. and Computershare Trust Company N.A. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.18	Registration Rights Agreement, dated April 1, 2010, between the Company and Grandunion Inc. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
4.19	Second Supplemental Agreement, dated April 1, 2010, in relation to the Loan Agreement, dated November 10, 2006, between the Company and Commerzbank, for a loan facility of up to $18.0 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.20	Loan Agreement, dated March 19, 2008, between the Company and Piraeus Bank, for a loan of up to $76.0 million. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)

4.21	Second Supplemental Agreement, dated March 31, 2010, relating to the Loan Agreement dated March 19, 2008, between the Company and Piraeus Bank, for a loan of up to $76.0 million. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.22	Loan Agreement, dated March 31, 2010, between the Company and Piraeus Bank, for a loan of up to $21.0 million. (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.23	Financial Agreement dated March 31, 2010, between the Company and Marfin Egnatia Bank S.A, for a credit facility up to $35.0 million. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.24	Senior Facility Agreement dated April 15, 2010, among the Company, Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, for a loan up to $66.7 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.25	Junior Facility Agreement dated April 15, 2010, among the Company, Bank of Scotland and BTMU Capital Corporation for a loan up to $13.3 million. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.26	Supplemental Deed dated April 26, 2010, among the Company, Bank of Scotland plc and Nordea Bank Finland plc, relating to a $221.4 million term loan facility. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.27	Financial Agreement dated May 6, 2010, between the Company and Marfin Egnatia Bank S.A, for a credit facility up to $65.28 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.28	Loan Agreement, dated October 16, 2007, as novated, amended and restated March 31, 2010, between the Company and West LB, and as further novated, amended and restated on June 4, 2010, relating to a term loan facility of up to $27.5 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)
4.29	Loan Agreement dated July 2, 2010, with First Business Bank for a loan facility of up to $24.15 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.30	Third Supplemental Agreement dated July 2, 2010, relating to the $14.75 million loan facility with Emporiki Bank. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
4.31	Fourth Supplemental Agreement dated September 8, 2010, relating to the $14.75 million loan facility with Emporiki Bank. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
4.32	Loan Agreement dated October 22, 2007, with EFG Eurobank for a loan facility of up to $32.0 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
4.33	Third Supplemental Agreement dated July 9, 2010, relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.34	Fourth Supplemental Agreement dated August 13, 2010 relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.35	Loan Agreement dated July 9, 2010, with DVB Bank, Nord LB and Emporiki Bank for a loan facility of up to $48.0 million. (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
4.36	First Supplemental Agreement dated July 14, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)

4.37	Loan Agreement dated December 10, 2010, with Marfin Egnatia Bank for a reducing revolving credit facility of up to $62.0 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)
4.38	Second Supplemental Agreement dated November 9, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)
4.39	Third Supplemental Agreement dated December 15, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on January 11, 2011, and hereby incorporated by reference.)
4.40	Third Supplemental Agreement, dated November 5, 2010, in relation to the Loan Agreement, dated November 10, 2006, between the Company and Commerzbank, for a loan facility of up to $18.0 million.
4.41	First Supplemental Agreement, dated October 15, 2010, in relation to Loan Agreement with First Business Bank dated July 2, 2010, for a loan facility of up to $24.15 million.
4.42	Loan Agreement dated May 9, 2011, with First Business Bank for a loan facility of up to $12.0 million.
4.43	Second Supplemental Agreement, dated May 9, 2011, in relation to the Loan Agreement dated July 2, 2010, with First Business Bank, for a loan facility of up to $24.15 million.
4.44	Fifth Supplemental Agreement dated November 8, 2010, relating to the $14.75 million loan facility with Emporiki Bank.
4.45	Fifth Supplemental Agreement dated October 15, 2010, relating to the $32.0 million loan facility with EFG Eurobank.
4.46	Amendment to Escrow Agreement, dated July 2, 2010, between the Company and Grandunion Inc. and Computershare Trust Company N.A.
4.47	Bareboat Agreement, dated November 23, 2010, between the Grand Rodosi Inc. and Prime Hill Maritime Ltd.
4.48	Bareboat Agreement, dated November 23, 2010, between Australia Holdings Ltd. and Prime Mountain Maritime Ltd.
4.49	Bareboat Agreement, dated November 23, 2010, between Brazil Holdings Ltd. and Prime Lake Maritime Ltd.
4.50	Bareboat Agreement, dated November 23, 2010, between China Holdings Ltd. and Prime Time Maritime Ltd.
4.51	Shares Issuance Agreement, dated January 20, 2011, between the Company and Lemissoler Corporate Management Ltd.
4.52	Bareboat Agreement, dated June 8, 2011, between Curby Navigation Ltd. and Endurance Shipping LLC.
8.1	List of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer.
13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries (the “Company”) (Successor) at December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for the year ended December 31, 2010, and for the period from October 14, 2009 to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting”, appearing under Item 15(b) of the Company’s 2010 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
Athens, Greece.
June 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated statements of operations, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of NewLead Holdings Ltd. and its subsidiaries (the “Company”) (Predecessor) for the period from January 1, 2009 to October 13, 2009 and for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece.
March 18, 2010, except with respect to the effects of the reverse stock split discussed in Note 1, as to which the date is December 29, 2010.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars except share amounts)

		As of	As of
		December 31,	December 31,
	Note	2010	2009
ASSETS
Current assets
Cash and cash equivalents		$67,531	$106,255
Restricted cash	7	12,606	403
Trade receivables, net		6,025	4,572
Other receivables		2,333	496
Due from related parties		100	40
Inventories	8	2,986	3,085
Prepaid expenses		1,909	1,082
Due from managing agents		587	8
Backlog asset	9	8,492	5,528

Total current assets		102,569	121,469

Restricted cash	7	30,700	9,668
Vessels under construction	10	32,253	—
Assets held for sale		—	8,250
Vessels and other fixed assets, net	11	455,416	253,115
Goodwill	6	81,590	86,036
Backlog asset	9	46,165	—
Deferred charges, net	12	13,040	6,831

Total non-current assets		659,164	363,900

Total assets		$761,733	$485,369

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	15	$26,773	$14,240
Accounts payable, trade	13	35,876	11,048
Accrued liabilities	14	17,370	16,957
Capital lease obligations	17	7,648	—
Deferred charter revenue	9	476	—
Deferred income		880	226
Derivative financial instruments	21	5,319	9,687
Due to related parties		115	234
Due to managing agent		282	1,868

Total current liabilities		94,739	54,260

Non-current liabilities
Derivative financial instruments	21	4,642	7,407
Senior convertible 7% notes, net	16	55,877	41,430
Capital lease obligations	17	77,319	—
Unearned profit	17	10,399	—
Deferred charter revenue	9	91	—
Deferred income		1,325	730
Other non-current liabilities		20,665	—
Long-term debt	15	421,042	223,030

Total non-current liabilities		591,360	272,597

Total liabilities		686,099	326,857

Commitments and contingencies	22
Shareholders’ equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued		—	—
Common Shares, $0.01 par value, 1 billion shares authorized, 7.3 million and 6.6 million shares issued and outstanding as of December 31, 2010 and December 31, 2009, respectively		74	67
Additional paid-in capital		208,281	196,317
Accumulated deficit		(132,721)	(37,872)

Total shareholders’ equity		75,634	158,512

Total liabilities and shareholders’ equity		$761,733	$485,369

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

		Successor		Predecessor
		Year Ended	October 14, to	January 1, to	Year Ended
		December 31,	December 31,	October 13,	December 31,
	Note	2010	2009	2009	2008
OPERATING REVENUES		$102,733	$14,096	$33,564	$56,519
EXPENSES:
Commissions		(2,345)	(407)	(769)	(689)
Voyage expenses		(18,793)	(4,634)	(8,574)	(6,323)
Vessel operating expenses		(39,219)	(6,530)	(22,681)	(19,798)
General and administrative expenses		(15,592)	(12,025)	(8,366)	(7,816)
Depreciation and amortization expenses		(39,558)	(4,844)	(11,813)	(15,040)
Impairment losses	3, 6, 22	(39,515)	—	(68,042)	—
Loss on sale from vessels, net		(1,560)	—	—	—
Management fees		(1,007)	(315)	(900)	(1,404)

		(157,589)	(28,755)	(121,145)	(51,070)

Operating (loss) / income from continuing operations		(54,856)	(14,659)	(87,581)	5,449
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	15	(44,899)	(23,996)	(10,928)	(15,741)
Interest income		550	236	9	232
Other (expense) / income, net		(5)	—	40	2
Change in fair value of derivatives	21	1,592	2,554	3,012	(6,515)

Total other expenses, net		(42,762)	(21,206)	(7,867)	(22,022)

Loss from continuing operations		(97,618)	(35,865)	(95,448)	(16,573)

Income/(loss) from discontinued operations	25	2,769	(2,007)	(30,316)	(23,255)

Net loss		$(94,849)	$(37,872)	$(125,764)	$(39,828)

(Loss) / income per share:
Basic and diluted
Continuing operations		$(14.03)	$(6.42)	$(39.84)	$(6.94)

Discontinued operations		$0.40	$(0.36)	$(12.65)	$(9.75)

Total		$(13.63)	$(6.78)	$(52.49)	$(16.69)

Weighted average number of shares:
Basic and diluted		6,958,903	5,588,937	2,395,858	2,386,182

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts expressed in thousands of U.S. dollars except share amounts)

				Additional		Total
		Common	Share	Paid-in	Accumulated	Shareholders’
	Note	Shares	Capital	Capital	Deficit	Equity

Balance at January 1, 2008 (Predecessor)		2,385	$24	$115,828	$(8,733)	$107,119
Net loss		—	—	—	(39,828)	(39,828)
Issuance of common shares	18, 19	29	0	4	—	4
Share-based compensation	18	—	—	1,083	—	1,083
Dividends paid		—	—	(2,862)	—	(2,862)

Balance at December 31, 2008 (Predecessor)		2,414	24	114,053	(48,561)	65,516
Net loss		—	—	—	(125,764)	(125,764)
Issuance of common shares	18, 19	7	1	—	—	1
Share-based compensation	18	—	—	793	—	793

Balance at October 13, 2009 (Predecessor)		2,421	$25	$114,846	$(174,325)	$(59,454)
(Successor)
Change in control — basis adjustment		—	$—	$(77,978)	$174,325	$96,347
Contribution of vessels	19	1,582	16	34,981	—	34,997
Beneficial conversion feature on the convertible senior 7% notes	16	—	—	100,536	—	100,536
Conversion of the convertible senior 7% notes ($20m)	16, 19	2,222	22	19,978	—	20,000
Net loss		—	—	—	(37,872)	(37,872)
Share-based compensation	18, 19	390	4	3,954	—	3,958

Balance at December 31, 2009 (Successor)		6,615	67	196,317	(37,872)	158,512
Net loss		—	—	—	(94,849)	(94,849)
Issuance of common shares	18, 19	13	0	—	—	0
Shares issued for business acquisition	5, 19	700	7	5,203	—	5,210
Warrants	12, 21	—	—	4,081	—	4,081
Share-based compensation	18	—	—	2,680	—	2,680

Balance at December 31, 2010 (Successor)		7,328	$74	$208,281	$(132,721)	$75,634

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. dollars)

	Successor		Predecessor
	Year Ended	October 14, to	January 1, to	Year Ended
	December 31,	December 31,	October 13,	December 31,
	2010	2009	2009	2008
OPERATING ACTIVITIES:
Net loss	$(94,849)	$(37,872)	$(125,764)	$(39,828)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation and amortization	30,028	3,656	17,368	30,493
Impairment losses	39,515	—	91,601	30,075
Provision for doubtful receivables	316	—	292	1,018
Amortization and write-off of deferred financing costs	3,728	1,391	555	1,333
Amortization of deferred charter revenue	(3,194)	—	(1,694)	(8,115)
Amortization of backlog asset	13,890	1,992	—	—
Amortization of the beneficial conversion feature	14,442	17,000	—	—
Change in fair value of derivative financial instruments	(8,449)	(2,554)	(3,012)	6,515
Payments for dry-docking / special survey costs	(3,548)	(1,040)	(4,306)	(2,159)
Share-based compensation	2,680	3,958	793	1,083
Warrants compensation expense	—	3,940	—	—
Loss / (gain) on sale from vessels	(938)	—	5,584	(13,569)
(Increase) decrease in:
Trade receivables	(927)	(783)	(1,480)	(1,332)
Other receivables	676	89	1,704	(1,256)
Inventories	617	(110)	(1,489)	745
Prepaid expenses	700	20	(135)	714
Due from/to managing agent	(2,712)	455	1,759	654
Due from/to related parties	(668)	—	49	(643)
Increase (decrease) in:
Accounts payable, trade	(823)	991	6,546	(4,822)
Accrued liabilities	(938)	4,571	2,206	2,479
Deferred income	769	(1,573)	(1,134)	(484)

Net cash (used in) / provided by operating activities	(9,685)	(5,869)	(10,557)	2,901

INVESTING ACTIVITIES:
Vessel acquisitions	(1,601)	—	—	—
Vessels under construction	(45,126)	—	—	—
Advances for vessel acquisitions	(3,177)	—	—	—
Restricted cash	(11,033)	—	—	1,548
Cash acquired through business acquisition, net of cash paid	1,561	—	—	—
Other fixed asset acquisitions	(76)	—	(63)	(27)
Proceeds from the sale of vessels	37,263	—	2,279	59,562

Net cash (used in) / provided by investing activities	(22,189)	—	2,216	61,083

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(482,243)	(57,400)	(2,280)	(61,090)
Proceeds from long-term debt	419,445	35,840	—	—
Proceeds from senior convertible 7% notes, net	—	140,718	—	—
Restricted cash for debt repayment	(21,038)	(8,173)	6,612	(8,471)
Proceeds from the sale and leaseback of vessels	86,800	—	—	—
Capital lease payments	(1,833)	—	—	—
Payments for deferred charges	(7,982)	—	—	—
Shareholders contribution	—	1,139	—	—
Proceeds from issuance of common shares	1	—	—	4
Dividends paid	—	—	—	(2,862)

Net cash (used in) / provided by financing activities	(6,850)	112,124	4,332	(72,419)

Net (decrease) / increase in cash and cash equivalents	(38,724)	106,255	(4,009)	(8,435)
Cash and cash equivalents
Beginning of year / period	106,255	—	4,009	12,444

End of year / period	$67,531	$106,255	$—	$4,009

Supplemental Cash Flow information:
Interest paid	$23,684	$663	$13,140	$13,453
Issuance of common shares for business combination	$5,210	—	—	—
Issuance of warrants for deferred charges	$957	—	—	—
Assets disposed in connection with assumed acquisitions	$8,501	—	—	—
Assets acquired and liabilities assumed under asset acquisitions:
- Acquired advances for vessels under construction	$29,315	—	—	—
- Vessels and other fixed assets, net acquired	$81,110	—	—	—
- Long-term debt assumed	$118,868	—	—	—
Acquired other assets / liabilities, net	$40,098	—	—	—
Assets acquired and liabilities assumed under business acquisitions:
- Vessels and other fixed assets, net acquired	$143,808	—	—	—
- Long-term debt assumed	$154,475	—	—	—
- Other assets and liabilities, net acquired	$36	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.
Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

1.	DESCRIPTION OF BUSINESS

NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005 under the name “Aries Maritime Holdings Limited” and, on December 21, 2009, upon receipt of shareholder approval, the Company changed its name to NewLead Holdings Ltd.

The Company’s principal business is the acquisition and operation of vessels. NewLead conducts its operations through the vessel-owning companies whose principal activity is the ownership and operation of product tankers and dry bulk vessels that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.

On July 27, 2010, NewLead announced that a 1-for-12 reverse share split of its common shares had been approved by the Company’s Board of Directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010. The reverse share split consolidated every 12 common shares into one common share, with par value of $0.01 per share. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse split. In respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:12 ratio for all periods presented. Due to such reverse share split, earnings per share, convertible notes, warrants and share options have been adjusted retrospectively as well. The consolidated financial statements for the year ended December 31, 2010 (Successor), for the periods October 14 to December 31, 2009 (Successor), January 1 to October 13, 2009 (Predecessor), and the year ended December 31, 2008 (Predecessor) reflect the reverse share split.

On October 13, 2009, the Company completed an approximately $400,000 recapitalization, which resulted in Grandunion Inc. (“Grandunion”) acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 222,223 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As at December 31, 2010, Grandunion owned approximately 28% of the Company’s shares and, as a result of the voting agreement, controls the vote of approximately 48% of the Company’s outstanding common shares.

In connection with the recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s Vice Chairman, President and Chief Executive Officer, converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. As a result, in the aggregate, $125,000 of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at December 31, 2010 owned approximately 30% of the Company’s outstanding common shares. The 7% Notes are convertible at any time and if fully converted, following the issuance of 2.2 million shares, would result in the issuance of an

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

additional 13.9 million newly issued common shares. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($124,900) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations.

On April 1, 2010, the Company acquired in the business combination Newlead Shipping S.A. (“Newlead Shipping”), an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry resulting in the Company discontinuing the outsourcing of such services. Newlead Shipping holds the following accreditations:

•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system, by consistently providing service that meets customer and applicable statutory and regulatory requirements, and by enhancing customer satisfaction through, among other things, processes for continual improvement;

•	ISO 14001 from American Bureau of Shipping for environmental management, including policies and objectives targeting legal and other requirements; and

•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.

Going concern

Over the past several months, the Company has experienced a decline in its liquidity and cash flows, which has affected, and which management expects will continue to affect, its ability to satisfy the Company’s obligations. Recently, charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter rates for product tankers are significantly lower than applicable historical averages and charter rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.

Furthermore, recent economic conditions have caused certain of the Company’s charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes the Company to realize its receivables. In certain instances, the Company’s charterers have been unable to fulfill their obligations under their charters. One of the Company’s charterers, who is chartering three of its vessels, is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing the Company to arrest vessels which are owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. These vessels are chartered out at rates significantly above market, and if the Company is forced to reclaim and re-charter these vessels (which there is no assurance that the Company could do), management expects a significant reduction in the cash flow from these vessels, which in turn would further impair Newlead’s liquidity.

Furthermore, the Company remains uncertain as to its ability to borrow the remaining $12.8 million approximately of undrawn amounts under the $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that the Company will be able to fully draw down this amount, if at all.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Certain of the Company’s debt arrangements, including the Facility Agreement, contain covenants that require the Company to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets (starting from the third quarter of 2012), a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio (starting from the third quarter of 2012). The Facility Agreement requires that the Company maintains at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of the Company’s other debt arrangements require that the Company maintains at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the Company’s total outstanding indebtedness. The Company is currently not in compliance with the minimum liquidity requirements under its loan agreements with West LB and Bank of Scotland (Junior and Senior Kamsarmax credit facilities) which results or will result in cross defaults with other loans. The Company has received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation. In addition, the adverse change in the Company’s liquidity position, absent receipt of waivers, will have a negative effect on its ability to remain in compliance with such covenants under its other loan agreements and management expects that the Company will be in breach of the minimum liquidity requirements under various other debt agreements by June 30, 2011.

As of June 30, 2011, management is still exploring financing and other options to increase the Company’s liquidity, including selling certain of its vessels, accessing the capital markets and/or incurring new indebtedness. Recently, the Company was unable to complete an offering of $120,000 of senior secured notes due 2016 due to market conditions. In addition, the Company’s proposed public offering of common shares has not proceeded. There is no assurance that the Company will be able to obtain financing or sell vessels on favorable terms, or at all.

In addition, on June 30, 2011, the Company received notification from DVB Bank, as agent of a loan agreement with DVB Bank, Nord LB and Emporiki Bank that the Company is in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. Although the Company believes it is not in default of the loan agreement or the shipbuilding contract, there is no assurance that it would prevail in the above mentioned dispute as to such issue. Although the Company is seeking and will continue to seek waivers to these covenants from its lenders, it is uncertain that Newlead will be able to obtain such waivers. Management will seek to restructure the Company’s indebtedness. If the Company is not able to obtain the necessary waivers and/or restructure its debt, this could lead to the acceleration of the outstanding debt under its debt agreements that contain a minimum liquidity covenant, or any other covenant that may be breached, which would result in the cross acceleration of its other outstanding indebtedness. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness, would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of June 30, 2011, the Company will be required to reclassify its long term debt as current liabilities in its consolidated balance sheet if the Company has not received waivers in respect of the covenants that are breached at such time. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

2.	SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

NewLead’s subsidiaries included in these consolidated financial statements were as follows:

				Successor	Predecessor
		Country of		Periods that	Periods that
Company Name		Incorporation	Nature / Vessel Name	vessel operated	vessel operated
1.	Land Marine S.A.	Marshall Islands	Vessel owning company(1)	10/14/2009 – 9/15/2010	3/07/2003 – 10/13/2009
2.	Rider Marine S.A.	Marshall Islands	Vessel owning company(2)	10/14/2009 – 4/22/2010	3/18/2003 – 10/13/2009
3.	Ostria Waves Ltd.	Marshall Islands	Vessel owning company(3)	10/14/2009 – 9/07/2010	5/25/2004 – 10/13/2009
4.	Altius Marine S.A.	Marshall Islands	Newlead Avra(4)	10/14/2009 – 12/31/2010	6/24/2004 – 10/13/2009
5.	Fortius Marine S.A.	Marshall Islands	Newlead Fortune(5)	10/14/2009 – 12/31/2010	8/02/2004 – 10/13/2009
6.	Ermina Marine Ltd.	Marshall Islands	Vessel owning company(6)	10/14/2009 – 9/07/2010	12/09/2004 – 10/13/2009
7.	Chinook Waves Corporation	Marshall Islands	Vessel owning company(7)	10/14/2009 – 4/15/2010	11/30/2005 – 10/13/2009
8.	Compass Overseas Ltd.	Bermuda	M/T Newlead Compass(8)	10/14/2009 – 12/31/2010	2/14/2006 – 10/13/2009
9.	Compassion Overseas Ltd.	Bermuda	M/T Newlead Compassion	10/14/2009 – 12/31/2010	6/16/2006 – 10/13/2009
10.	Australia Holdings Ltd.	Liberia	M/V Australia	10/14/2009 – 12/31/2010	—
11.	Brazil Holdings Ltd.	Liberia	M/V Brazil	10/14/2009 – 12/31/2010	—
12.	China Holdings Ltd.	Liberia	M/V China	10/14/2009 – 12/31/2010	—
13.	Curby Navigation Ltd.	Liberia	Hull S-1125(9)	—	—
14.	Newlead Victoria Ltd.	Liberia	M/V Newlead Victoria(10)	4/01/2010 – 12/31/2010	—
15.	Grand Venetico Inc.	Marshall Islands	M/V Grand Venetico	4/01/2010 – 12/31/2010	—
16.	Grand Oceanos Inc.	Liberia	M/V Grand Oceanos	4/01/2010 – 12/31/2010	—
17.	Grand Rodosi Inc.	Liberia	M/V Grand Rodosi	4/01/2010 – 12/31/2010	—
18.	Challenger Enterprises Ltd.	Liberia	M/V Hiona	4/01/2010 – 12/31/2010	—
19.	Crusader Enterprises Ltd.	Liberia	M/V Hiotissa	4/01/2010 – 12/31/2010	—
20.	Newlead Shipping S.A.	Panama	Management company	—	—
21.	Newlead Bulkers S.A.	Liberia	Management company	—	—
22.	Santa Ana Waves Corporation	Marshall Islands	Vessel owning company(11)	—	—
23.	Makassar Marine Ltd.	Marshall Islands	Vessel owning company(12)	10/14/2009 – 1/07/2010	7/15/2005 – 10/13/2009
24.	Seine Marine Ltd.	Marshall Islands	Vessel owning company(13)	10/14/2009 – 1/20/2010	4/26/2005 – 10/13/2009
25.	Vintage Marine S.A.	Marshall Islands	Vessel owning company(14)	—	8/05/2004 – 6/11/2008
26.	Jubilee Shipholding S.A.	Marshall Islands	Vessel owning company(15)	—	7/26/2004 – 6/29/2009
27.	Olympic Galaxy Shipping Ltd.	Marshall Islands	Vessel owning company(16)	—	4/28/2004 – 6/02/2008
28.	Dynamic Maritime Co.	Marshall Islands	Vessel owning company(17)	—	6/01/2004 – 4/30/2008
29.	AMT Management Ltd.	Marshall Islands	Management company	—	—
30.	Newlead Holdings (ex Aries Maritime) (US) LLC	United States of America	Operating company(18)	—	—
31	Abroad Consulting Ltd.	Marshall Islands	Operating company(19)	—	—
32.	Leading Marine Consultants Inc.	Marshall Islands	Operating company	—	—
33.	Ayasha Trading Corporation	Liberia	M/V Newlead Tomi	12/03/2010 – 12/31/2010	—
34.	Bethune Properties S.A.	Liberia	Hull N216	—	—
35.	Grand Esmeralda Inc.	Liberia	M/V Newlead Esmeralda	7/09/2010 – 12/31/2010	—
36.	Grand Markela Inc.	Liberia	M/V Newlead Markela	7/02/2010 – 12/31/2010	—
37.	Grand Spartounta Inc.	Marshall Islands	M/V Grand Spartounta	7/02/2010 – 12/31/2010	—
38.	Newlead Progress Inc.	Marshall Islands	Vessel owning company	—	—
39.	Newlead Prosperity Inc.	Marshall Islands	M/V Newlead Prosperity	10/01/2010 – 12/31/2010	—
40.	Grand Affection S.A.	Marshall Islands	Hull 4023	—	—
41.	Grand Affinity S.A.	Marshall Islands	Hull 4029	—	—

42.	Newlead Stride Inc.	Marshall Islands	Vessel owning company	—	—
43.	Grand Victoria Pte Ltd.	Singapore	Vessel owning company(20)	—	—
44.	Newlead Bulker Holdings Inc.	Marshall Islands	Sub-holding company(21)	—	—
45.	Newlead Tanker Holdings Inc.	Marshall Islands	Sub-holding company(21)	—	—
46.	Mote Shipping Ltd.	Malta	Vessel owning company(22)	—	—
47.	Statesman Shipping Ltd.	Malta	Vessel owning company(22)	—	—
48.	Trans Continent Navigation Ltd.	Malta	Vessel owning company(22)	—	—
49.	Trans State Navigation Ltd.	Malta	Vessel owning company(22)	—	—
50.	Bora Limited	British Virgin Islands	Vessel owning company(22)	—	—

1)	M/T High Land was sold on September 15, 2010.

2)	M/T High Rider was sold and delivered to its new owners on April 22, 2010.

3)	M/T Ostria was sold on September 7, 2010.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

4)	M/T Altius was renamed to M/T Newlead Avra on February 14, 2010.

5)	M/T Fortius was renamed to M/T Newlead Fortune on March 11, 2010.

6)	M/T Nordanvind was sold on September 7, 2010.

7)	M/T Chinook was sold and delivered to its new owners on April 15, 2010.

8)	M/T Stena Compass was renamed M/T Newlead Compass on December 22, 2010.

9)	On March 30, 2010, NewLead acquired Curby Navigation Ltd., a company which was incorporated on December 30, 2009.

10)	M/V Grand Victoria was renamed M/V Newlead Victoria on June 4, 2010.

11)	The Company was dissolved on November 9, 2010.

12)	M/V Saronikos Bridge was sold on January 7, 2010.

13)	M/V MSC Seine was sold on January 20, 2010.

14)	M/T Arius was sold on June 11, 2008.

15)	M/V Ocean Hope was sold on June 29, 2009.

16)	M/V Energy 1 was sold was June 2, 2008.

17)	M/V MSC Oslo was sold on April 30, 2008.

18)	Aries Maritime (US) LLC was incorporated on October 23, 2008, as a representative office in the United States. The company changed its name to Newlead Holdings (US) LLC on January 19, 2010.

19)	The Company was dissolved on June 15, 2010.

20)	Previous owner of M/V Grand Victoria which was renamed Newlead Victoria (see item 10 above).

21)	Wholly owned entities of Newlead Holdings Ltd. both incorporated on October 21, 2010.

22)	Vessels M/T High Land, M/T High Rider, M/T Altius. M/T Fortius and M/T Ostria were transferred from Trans Continent Navigation Ltd, Mote Shipping Ltd, Statesman Shipping Ltd, Trans State Navigation Ltd and Bora Limited to Altius Marine S.A., Land Marine S.A., Rider Marine S.A., Fortius Marine S.A. and Ostria Waves Ltd in November, July, August, November 2005 and January 2007, respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003, on August 2, 2004 and on May 25, 2004, respectively.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements for periods prior to October 14, 2009, as labelled “Predecessor”, reflect the consolidated financial position, results of operations and cash flows of the 12 vessel-owning subsidiaries of NewLead. Please refer to Note 1 about the recapitalization transaction that gave rise to the “Predecessor” transaction.

The financial statements for the period from October 14, 2009 to December 31, 2009, as labelled “Successor”, reflect the consolidated financial position, results of operations and cash flows of the predecessor 11 vessel-owning subsidiaries and the three vessel-owning subsidiaries contributed by Grandunion.

The financial statements for the the year ended December 31, 2010, as labelled “Successor”, reflect the consolidated financial position, results of operations and cash flows of the predecessor 11 vessel-owning subsidiaries and the 14 vessel-owning subsidiaries, three of which were contributed by Grandunion, six of which were acquired through a business combination (see Note 5), three of which were acquired in July 2010 (see Note 11) and one newbuilding vessel and one leased vessel which both started their operations in the fourth quarter 2010.

Furthermore, certain other subsidiaries are included in the consolidated financial statements, as described in Note 2.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Certain immaterial reclassifications to the prior years/periods presentation have been made to conform to the current year presentation.

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

All inter-company balances and transactions have been eliminated upon consolidation.

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

Foreign Currency Transactions:

The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The accounting records of the Company’s subsidiaries are maintained in U.S. dollars. Transactions involving other currencies during a year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents:

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Restricted Cash:

Restricted cash includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements. In addition, it includes cash collateralized as well as retention accounts and letters of guarantee, which are used to fund the debt service payments coming due in accordance with borrowing facility arrangements and the acquisition of vessels. The funds can only be used for the purposes of interest payments and loan repayments.

Trade Receivables, Net and Other Receivables:

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at December 31, 2010, and 2009 amounted to $1,410 and $1,150, respectively, and relates to continuing and discontinued operations. Other receivables relates to claims for hull and machinery and loss of hire insurers.

Inventories:

Inventories, which comprise bunkers, lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value as determined using the first in-first out method.

Vessels and Other Fixed Assets, net:

Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Vessels acquired through an asset acquisition or through a business combination are stated at fair value. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred. The component of each new vessel’s initial capitalized cost that relates to dry-docking and special survey is calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-docking and special survey, is treated as a separate component of the vessel’s cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs. Pursuant to the recapitalization on October 13, 2009, the Company’s predecessor vessels were adjusted to fair value.

Depreciation of a vessel is computed using the straight-line method over the estimated useful life of the vessel, after considering the estimated salvage value of the vessel. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Company’s vessels to be at a range of 25 to 30 years from the date of its initial delivery from the shipyard.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:	5 years
Computer equipment and software:	5 years

Assets held for sale/Discontinued operations:

Long-lived assets are classified as “Assets held for sale” when the following criteria are met: management has committed to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. During the period October 14, 2009 to December 31, 2009, the Company discontinued its container operations by committing to sell its remaining two container vessels and exiting from the market. As of December 31, 2010 and 2009, assets held for sale, net totaled to $0 and $8,250, respectively.

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

Accounting for Special Survey and Dry-docking Costs:

The Company’s vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined.

Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

When vessels are acquired, the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Impairment of Long-lived Assets:

The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The Company concluded that events and circumstances had changed periodically that may indicate the existence of a potential impairment of its long-lived assets. As a result, the Company performed an impairment assessment of long-lived assets (i) as of December 31, 2008, (ii) as of September 30, 2009, (iii) as of December 31, 2009, (iv) during the year ended December 31, 2010, when certain vessels were disposed of, and (v) as of December 31, 2010. The significant factors and assumptions the Company used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) historical average time charter rates, (c) current market conditions and (d) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience.

The Company’s assessment included its evaluation of the estimated fair values for each vessel (obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments) compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost. The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods.

During the year ended December 31, 2010, when certain vessels were disposed of, and as of December 31, 2010, the Company tested its vessels for impairment, which resulted in an impairment loss of $15,662 from continuing operations. The Company’s impairment analysis as of December 31, 2009 did not result in an impairment loss. The impairment analysis as of September 30, 2009 resulted in an impairment loss of $68,042 from continuing operations and $23,559 from discontinued operations for the period from January 1, 2009 to October 13, 2009. During the year ended December 31, 2008, the Company recorded an impairment loss of $30,075, which related to discontinued operations.

Goodwill:

Goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds its implied fair value.

The Company evaluates goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a discounted cash flow analysis.

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then a goodwill impairment is recognized by writing the goodwill down to the implied fair value. As of December 31, 2010, the Company performed its annual goodwill impairment analysis and recorded a non-cash goodwill impairment loss of $18,726.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Backlog asset/Deferred charter revenue:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the time or bareboat charters assumed based on the market value at the time a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of a charter with similar characteristics, the difference is recorded as a backlog asset. When the net present value of the time or bareboat charter assumed is lower than the current fair value of a charter with similar characteristics, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as an increase in, or a reduction of, “Depreciation and Amortization Expense” over the remaining period of the time or bareboat charters acquired.

Provisions:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”) in accounting for contingencies, if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate amount within the range, the Company will provide the lower amount of the range. See Note 22 “Commitments and Contingent Liabilities” for further discussion.

The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the clubs and when the obligations are probable and estimable.

Leases:

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel, similar to that used for other vessels of the Company. The current portion of capitalized lease obligations are reflected in the balance sheet in “Capital lease obligations, current” and remaining long-term capitalized lease obligations are presented as ‘” Capital lease obligations, non-current”. Payments made for operating leases are expensed on a straight-line basis over the term of the lease. Office and warehouse rental expense is recorded in “General and administrative expenses” in the consolidated statements of operations.

Financing Costs:

Fees incurred for obtaining new debt or refinancing existing debt are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to debt repaid or refinanced is expensed in the period the repayment or refinancing is made.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Fees incurred in a refinancing of existing debt continue to be amortized over the remaining term of the new debt where there is a modification of the debt. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old debt are written off and included in the debt extinguishment gain or loss.

Interest Expense:

Interest costs are generally expensed as incurred and include interest on loans, financing costs, amortization and write-offs and a beneficial conversion feature (“BCF”). Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses:

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured and revenue is recognized as it is earned rateably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo.

Profit sharing represents the Company’s portion of the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base charter rate, as agreed between the Company and its charterers. Such profit sharing is recognized in revenue when mutually settled.

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

Insurance Claims:

Insurance claims represent the claimable expenses, net of deductibles, which are probable to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the accounting guidance for contingencies based on the Company’s historical experience and the shipping industry practices. These claims are included in the consolidated balance sheet line item “Other receivables”.

Pension and Retirement Benefit Obligations-Crew:

The crew on board the companies’ vessels serve in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

Repairs and Maintenance:

Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which it is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

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

The Company has entered into various interest rate swap agreements (see Note 21) that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of operations, respectively.

Share-based Compensation:

The standard requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments. The cost is recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Warrants:

The Company initially measures warrants at fair value. If warrants meet accounting criteria for equity classification then there is no other measurement subsequent to their issue. If based on their contractual terms warrants need to be recorded as derivative liabilities, then they are remeasured to fair value at each reporting period with changes recognized in the statements of operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Segment Reporting:

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

(Loss)/Income per Share:

The Company has presented (loss)/income per share for all periods presented based on the weighted average number of its outstanding common shares at the reported periods. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net loss per share.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The Company adopted the new guidance effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which were effective for the Company beginning in the first quarter of fiscal 2011. The adoption of the new standard did not have a significant impact on the Company’s consolidated financial statements.

Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by ASC 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of the new standard did not have any impact on the Company’s consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

ASU 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. The Company does not expect the adoption of the Accounting Standards update will have a material impact on the Company’s consolidated financial statements.

5.	BUSINESS COMBINATION

On April 1, 2010, NewLead completed the 100% acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between NewLead and Grandunion. Newlead Bulkers S.A., or Newlead Bulkers, is a subsidiary of Newlead Shipping that was acquired as part of this transaction, and provides technical and commercial management services to our dry bulk vessels. In exchange for shares of the subsidiaries acquired, NewLead assumed approximately $161,000 of bank debt, accounts payable and accrued liabilities, net of cash acquired, and paid Grandunion an additional consideration of $5,310 which consisted of $100 in cash, as well as 700,214 common shares (the “Shares”) to Grandunion, reflecting the 737,037 Shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these Shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The Company valued the Shares issued at $7.44 per common share, which represents the market price less a discount for the Lock-Up Agreement. The Shares were subject to a Lock-Up Agreement, dated April 1, 2010, pursuant to which the Shares were restricted from disposition or any other transfer for the one year period which ended April 1, 2011.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The Company has estimated the fair values of the assets acquired and liabilities assumed at the date of acquisition as follows:

Fair value on
acquisition date

Cash and cash equivalents	$1,661
Trade and other receivables, net	1,342
Inventories	349
Prepaid expenses	950
Backlog asset	9,833
Vessels	143,808
Restricted cash	34

Total assets	157,977

Accounts payable	7,417
Accrued liabilities	1,105
Deferred income	352
Due to related parties, net	547
Deferred charter revenue	3,051
Bank debt	154,475

Total liabilities	166,947

Fair value of net liabilities	8,970

Fair value of additional consideration	5,310

Goodwill	$14,280

The excess of the fair value of total liabilities assumed over total assets acquired and other consideration resulted in a premium (goodwill) and recorded in the line “Goodwill” in the Company’s consolidated balance sheet. Goodwill has been allocated to the dry and wet segments, based on the fair values of the vessels, at approximately 52% and 48%, respectively. The goodwill balance arose primarily as a result of the synergies existing within the acquired business and also the synergies expected to be achieved as a result of combining the six vessels and Newlead Shipping and its subsidiaries with the rest of the Company.

Direct acquisition costs of approximately $1,300 were fully expensed.

The following paragraph includes pro forma consolidated financial information and reflects the results of operations for the years ended December 31, 2010 and 2009, as if the acquisition had been consummated as of Janauary 1, 2009 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of Janauary 1, 2009. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations. The actual results of the operations of the six vessels and the two management companies are included in the consolidated financial statements of the Company only from the date of the acquisition.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

If the business combination had taken place on January 1, 2009, the Company’s operating revenues would have been approximately $60,300 for the period January 1, 2009 to October 13, 2009 and approximately $21,500 for the period October 14, 2009 to December 31, 2009, and net loss would have been approximately $133,400 for the period January 1, 2009 to October 13, 2009 and approximately $40,000 for the period October 14, 2009 to December 31, 2009, including $30,316 and $2,007, respectively, loss from discontinued operations. Furthermore, operating revenues would have been approximately $112,400 for the year ended December 31, 2010 and net loss (including $2,769 gain from discontinued operations) would have been approximately $107,200 for the year ended December 31, 2010. The contribution of this business combination since the acquisition date was as follows: (a) approximately $31,200 in operating revenues and (b) approximately $2,100 in net loss.

6.	GOODWILL

The 2009 recapitalization, described in Note 1, was recorded as follows:

1. The transfer of the three vessels -the Australia, the Brazil and the China- to NewLead from Grandunion was accounted for as an asset acquisition and at historical book value, since control over the vessels did not change.

2. The acquisition of the predecessor entity was accounted for under the acquisition method of accounting and, accordingly, these assets and liabilities assumed were recorded at their fair values. The Company utilized a combination of valuation methods, such as the market approach and the income approach, in order to determine the fair values of the predecessor vessels’ time charters attached, the charter free values of the vessels and the calculation of the equity consideration. The fair value of the entity as a business was determined based on its capitalization on October 13, 2009. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed resulted in a premium (goodwill) of $86,036 and was recorded in the line “Goodwill” in the Company’s consolidated balance sheet. Goodwill has been allocated to the wet and dry reporting units, based on the fair values of the vessels, at approximately 76% and 24%, respectively.

The basis adjustments, presented in the following table, result from the Company’s assessment of the estimated fair values for each vessel, (obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements) compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the change of control date of October 13, 2009.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The following table shows the roll forward of the balance sheet of NewLead (Predecessor) as of October 13, 2009 to NewLead (Successor) on October 13, 2009 and is being presented solely to reflect the change of control and contribution from Grandunion:

	October 13, 2009	October 13, 2009

	Predecessor	Successor
					Contributions
					from
				Value of	Grandunion			Post
				Assets	(at historical	Financing		Recapitalized
	Carrying	Basis		and Liabilities	basis)	Activities		Carrying
	Value	Adjustments		Acquired	(5)	(7)		Values
	A	B		C=A+B	D	E		F=C+D+E
Cash and cash equivalents	$—	$—		$—	$1,139	$131,544	(8)	$132,683
Restricted cash	1,898	—		1,898	—	(1,498	)(7)	400
Trade receivables, net	3,721	—		3,721	—	—		3,721
Other receivables	584	—		584	—	—		584
Inventories	2,713	—		2,713	262	—		2,975
Prepaid expenses	1,102	—		1,102	—	—		1,102
Backlog asset	—	7,520	(2)	7,520	—	—		7,520

Total current assets	10,018	7,520		17,538	1,401	130,046		148,985
Vessels and other fixed assets, net	185,813	2,587	(1)	188,400	75,289	—		263,689
Restricted cash	—	—		—	—	10,672	(7)	10,672
Deferred charges, net	1,018	(1,018	)(3)	—	—	8,222	(8)	8,222
Goodwill	—	86,036		86,036	—	—		86,036

Total non-current assets	186,831	87,605		274,436	75,289	18,894		368,619

Total assets	$196,849	$95,125		$291,974	$76,690	$148,940		$517,604

Current portion of long-term debt	$(221,430)	$—		$(221,430)	$(6,240)	$193,430	(7)	$(34,240)
Accounts payable, trade	(10,146)	—		(10,146)	—	—		(10,146)
Accrued liabilities	(11,794)	—		(11,794)	(298)	—		(12,092)
Deferred income	(673)	—		(673)	(887)	—		(1,560)
Derivative financial instruments	(9,439)	—		(9,439)	(2,295)	—		(11,734)
Deferred charter revenue	(1,222)	1,222	(4)	—	—	—		—
Due to managing agent	(1,599)	—		(1,599)	—	—		(1,599)

Total current liabilities	(256,303)	1,222		(255,081)	(9,720)	193,430		(71,371)

Deferred income	—	—		—	(813)	—		(813)
Derivative financial instruments	—	—		—	—	(3,971	)(8)	(3,971)
7% Convertible senior notes, net	—	—		—	—	(44,433	)(8)	(44,433)
Long-term debt	—	—		—	(31,160)	(193,430	)(7)	(224,590)

Total non-current liabilities	—	—		—	(31,973)	(241,834)		(273,807)

Total liabilities	(256,303)	1,222		(255,081)	(41,693)	(48,404)		(345,178)

Share capital	(24)	—		(24)	(16)	—		(40)
Additional paid-in capital	(114,847)	(96,347)		(36,869)	(34,981)	(100,536)		(172,386)
Accumulated deficit	174,325 (6)	—		—	—	—		—

Total shareholders’ equity	59,454	(96,347)		(36,893)	(34,997)	(100,536)		(172,426)

Total liabilities and shareholders’ equity	$(196,849)	$(95,125)		$(291,974)	$(76,690)	$(148,940)		$(517,604)

(1)	Vessels and other fixed assets, net were adjusted to fair value.

(2)	Backlog asset which relates to charter-out contracts were determined to have a fair value.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(3)	Deferred charges were valued at $0.

(4)	Deferred charter revenue was valued at $0.

(5)	The assets and liabilities of the three vessel owning companies brought into the Company from Grandunion were recorded at their historical cost.

(6)	Accumulated deficit was transferred to additional paid-in capital.

(7)	The Company’s existing syndicate of lenders entered into the new Facility Agreement, dated October 13, 2009, which resulted in the classification of the debt according to the contractual terms. As a result of the new Facility Agreement, the Company complied with its covenants, described in Note 15, and on the recapitalization date the Company’s debt was reclassified between its long and short term components based on its contractual terms, while the agreement requires restricted cash of 5%.

(8)	Represents the issuance of the 7% Notes, described in Note 1, net of discounts. For the detailed components of the 7% Notes see discussion in Note 16.

As a result of the 2009 recapitalization and the business combination described in Note 5, the reconciliation of the carrying amount of Goodwill as of December 31, 2010 and 2009, is as follows:

	2010	2009

SUCCESSOR
Balance at January 1,	$86,036	$—

Goodwill acquired during the year (Note 5)	14,280	86,036
Impairment losses	(18,726)	—
Balance at December 31,	$81,590	$86,036

Management performed its annual impairment testing of goodwill as at December 31, 2010. Prior to the performance of the impairment test, goodwill at the wet and dry reporting units amounted to $72,692 and $27,624, respectively. The Company evaluated goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit was compared to its carrying amount, including goodwill. The Company determines the fair value based on discounted cash flow analysis. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, and using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days based on a combination of Newlead’s remaining charter agreement rates and the most recent 10-year average historical one year time charter rates available for each type of vessel, by applying a discount factor to the latter rates to reflect the ability of the vessels to earn such charter rates according to their age in the future. Expenses are forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred in generating revenue in each reporting unit, and operating strategies and specific forecasted operating expenses to be incurred, are forecasted by applying an inflation rate of 2% considering the ecomonies of scale due the Company’s growth. The weighted average cost of capital (WACC) used was 9%.

Under the first step, the fair value of the dry reporting unit exceeded its carrying amount thus no impairment existed and the Company did not proceed to step two. On the contrary, the carrying amount of the wet reporting unit exceeded its fair value, and, therefore, the Company performed the second step in order to determine the implied fair value of the wet reporting unit’s goodwill and compare it with its carrying amount. The carrying amount of the goodwill of $72,692 exceeded its implied fair value of $53,966. As a result, the Company recorded an impairment loss related to goodwill of the wet reporting unit of $18,726 during the year ended December 31, 2010 which is recorded in “Impairment losses” line item in the accompanying consolidated statements of operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

7.	RESTRICTED CASH

	As of December 31,	As of December 31,
	2010	2009

Minimum Liquidity	$250	$403
Retention of proceeds from sale of vessels	1,323	—
Letters of guarantee for hull and vessels	11,033	—

Short term restricted cash accounts	12,606	403

Minimum Liquidity	—	9,668
Retention of proceeds from sale of vessels	30,669	—
Letters of guarantee	31	—

Long term restricted cash accounts	30,700	9,668

	$43,306	$10,071

8.	INVENTORIES

	As of December 31,	As of December 31,
	2010	2009

Bunkers	$1,656	$2,075
Lubricants	1,330	953
Other	—	57

	$2,986	$3,085

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

9.	BACKLOG ASSET/DEFERRED CHARTER REVENUE

The movement of the backlog asset and the deferred charter revenue as of December 31, 2010 had as follows:

		Deferred
	Backlog Asset	Charter Revenue

PREDECESSOR
Balance at January 1, 2008	$—	$11,031
Amortization	—	(8,115)

Balance at December 31, 2008	—	2,916

Additions	—	—
Amortization	—	(1,694)

Balance at October 13, 2009	—	1,222

SUCCESSOR
Additions	—	—
Change in control — basis adjustment	7,520	(1,222)
Amortization	(1,992)	—

Balance at December 31, 2009	5,528	—

Business combination (Note 5)	9,833	3,051
Additions	53,186	710
Amortization	(13,890)	(3,194)

Balance at December 31, 2010	$54,657	$567

Current	$8,492	$476
Non-current	$46,165	$91

As a result of the business combination disclosed in Note 5, the transaction related to the Kamsarmax vessels described in Note 10, and the July 2010 vessel acquisition of five dry bulk vessels described in Note 11, the Company acquired backlog assets of $9,833, $27,677 and $25,509, respectively.

Future amortization expense in aggregate will be $8,492, $8,697, $6,584, $6,242 and $6,020 over the next five years, respectively, and $18,622 thereafter. Future amortization income of deferred charter revenue in aggregate will be $476 and $91 over the next two years, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

10.	VESSELS UNDER CONSTRUCTION

Vessels under construction were as follows as of December 31, 2010:

		Post-
	Kamsarmax	Panamax	Handysize
	Vessels	Vessel	Vessels	Total

Balance January 1, 2010	$—	$—	$—	$—
Advance payments in cash	27,500	7,400	7,900	42,800
Acquired advances for vessels under construction	19,727	—	9,588	29,315
Capitalized expenses	3,027	398	738	4,163
Transfer to vessels’ cost	(44,025)	—	—	(44,025)

Balance December 31, 2010	$6,229	$7,798	$18,226	$32,253

On March 30, 2010, the Company entered into a Stock Purchase Agreement for the purchase of a 92,000 deadweight ton (“dwt”) newbuild Post-Panamax vessel from a first-class shipyard in South Korea for $37,000. The vessel, named the Newlead Endurance, was delivered in June 2011. As of December 31, 2010, remaining commitments until delivery amount to approximately $29,600.

On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under constuction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction.

The purchase was completed pursuant to the terms of a Securities Purchase Agreement (“SPA”), dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Aries Energy Corporation and Bhatia International PTE Ltd. jointly owned all of share capital of Ayasha Trading Corp. and Bethune Properties S.A. Each of these companies had a shipbuilding contract for the construction of a Kamsarmax vessel with Cosco Dalian Shipyard Co. Ltd. Hull N213, named the Newlead Tomi, was delivered in the fourth quarter of 2010 and Hull N216 is expected to be delivered in the fourth quarter of 2011. The two vessels under construction have attached time charters. As part of the SPA, the Company received the two Hulls, assumed the related debt in exchange and transferred the vessel Chinook to Aries Energy Corporation and Bhatia International PTE Ltd. The Company also reimbursed the sellers for certain expenses incurred on its behalf. As of December 31, 2010, remaining commitments for Hull N216 amounted to approximately $35,000.

This transaction was accounted for as a non-monetary exchange and NewLead recognized assets of $49,905, which consisted of vessels under construction of $19,727, backlog assets of $27,677 and certain advance payments of $2,501. In exchange for these assets, the Company surrendered the Chinook with a fair value of $8,500 and assumed liabilities which consisted of the existing bank debt of $32,500 (refer to Note 15), interest rate swap liabilities of $4,385 and other liabilities of $4,520.

As further explained in Note 11 “Vessels and Other Fixed Assets, Net”, in July 2010, the Company completed the acquisition of five dry bulk vessels, including two newbuildings, and recognized purchase option liabilities of $3,973, with respect to the charterers’ 50% purchase option on these two hulls. The fair value as of the acquisition date of these two newbuildings was $9,588. The two Handysize Hulls 4023 and 4029 are expected to be delivered in the second half of 2011 and in the third quarter of 2012, respectively. Remaining commitments upon delivery for both vessels amount to an aggregate of approximately $46,100.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

11.	VESSELS AND OTHER FIXED ASSETS, NET

On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. On April 22, 2010, the Company sold the High Rider to an unrelated third party for an aggregate purchase price resulting in gross proceeds to the Company of approximately $6,700. The gain on the sale of the High Rider amounted to $49.

In July 2010, the Company completed the acquisition of five dry bulk vessels, including two newbuildings, from Grandunion. Pursuant to the purchase agreement, the entire transaction, which was an asset acquisition, aggregated to approximately $147,000, which included assumption of bank debt, other liabilities, net and newbuildings’ commitments assumed. The fair values acquired consisted of vessels of $58,110, vessels under construction of $9,588, backlog assets of $25,509, a deferred charter revenue liability of $710, bank debt of $86,368, purchase option liabilities of $3,973 and net other liabilities of $2,156.

In September 2010, the Company sold to unrelated third parties the Ostria and the Nordanvind, for total gross consideration of approximately $16,300 resulting in an aggregate gain on the sale of the vessels of $1,045. Also, in September 2010, the Company sold the High Land for a gross consideration of approximately $4,500. The gain on the sale of the vessel amounted to $74.

During the third quarter of 2010, the Company entered into an agreement for the acquisition of one 2003 built, 34,682 dwt, Handysize dry bulk vessel. The vessel, named the Newlead Prosperity, was delivered in early October 2010 and was initially bareboat chartered up to March 15, 2011, with an obligation to conclude the purchase latest by the end of the charter period. By an addendum signed on March 11, 2011 the parties agreed to extend initially the charter period until April 8, 2011, while by a second addendum signed on April 7, 2011, the charter period is extended until May 6, 2011. On May 10, 2011, the Company completed the acquisition of the vessel. Total consideration for the acquisition of this vessel was approximately $24,500. $23,000 was outstanding as of December 31, 2010, of which $11,079 is included in “Accounts payable, trade” whereas $11,921 is included in “Other non-current liabilities”.

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

On April 30, 2008 and June 2, 2008, the Company sold both the MSC Oslo and its sister ship, the Energy 1, to an unrelated party for net proceeds totalling approximately $19,700 and $18,500, respectively. The gain on the sale of the MSC Oslo amounted to approximately $2,900 and the gain on the sale of the Energy 1 amounted to approximately $2,100. The Company paid 1% of the purchase price as sales commission to Magnus Carriers Corporation (“Magnus Carriers”).

On June 11, 2008, the Company sold the Arius to an unrelated party for net proceeds of approximately $21,400. The gain on the sale of the vessel amounted to approximately $8,600. The Company paid 1% of the purchase price as sales commission to Magnus Carriers, a related company. The Company also paid a 1% commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 22).

The results of the above sold vessels, during 2009 and 2008, until the date of their delivery to their new owners, have been reported as discontinued operations in the accompanying statements of operations and cash

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

flows (see Note 25). On October 13, 2009, Grandunion (an affiliate Company) transferred three dry bulk carriers to the Company with a net historical basis of $75,289.

The table below presents the movement of “Vessels and Other Fixed Assets, Net” as of December 31, 2010:

		Leased		Special	Other Fixed
Cost	Vessels	Vessels	Dry Docking	Survey	Assets	Total

PREDECESSOR
Balance at January 1, 2008	$479,172	$—	$17,321	$7,856	$183	$504,532
Additions	—	—	1,140	1,019	27	2,186
Disposals — Discontinued operations	(69,003)	—	(6,450)	(822)	—	(76,275)

Balance at December 31, 2008	410,169	—	12,011	8,053	210	430,443

Additions	—	—	4,761	1,358	63	6,182
Disposals — Discontinued operations	(17,224)	—	(484)	(421)	—	(18,129)

Balance at October 13, 2009	392,945	—	16,288	8,990	273	418,496

SUCCESSOR
Additions	—	—	1,333	—	—	1,333
Additions — Contribution from Grandunion	98,985	—	5,767	—	—	104,752
Change in control — basis adjustment	(82,870)	—	(16,288)	(8,990)	(273)	(108,421)
Transfer to assets held for sale	(8,400)	—	—	—	—	(8,400)

Balance at December 31, 2009	400,660	—	7,100	—	—	407,760

Business combination	143,050	—	—	—	758	143,808
Additions	82,711	—	3,548	—	76	86,335
Transfer from Vessels Under Construction	44,025	—	—	—	—	44,025
Disposals	(34,338)	—	(1,332)	—	—	(35,670)
Transfers from Vessels to Leased Vessels	(87,291)	87,000	—	—	—	(291)

Balance at December 31, 2010	$548,817	$87,000	$9,316	$—	$834	$645,967

Accumulated Depreciation and Amortization
PREDECESSOR
Balance at January 1, 2008	$(89,788)	$—	(9,597)	$(4,249)	$(60)	$(103,694)
Depreciation and Amortization for the year	(25,437)	—	(3,775)	(1,242)	(39)	(30,493)
Disposals	25,753	—	3,959	570	—	30,282
Impairment Loss	(30,075)	—	—	—	—	(30,075)

Balance at December 31, 2008	(119,547)	—	(9,413)	(4,921)	(99)	(133,980)

Depreciation and Amortization for the period	(14,073)	—	(2,050)	(1,071)	(174)	(17,368)
Impairment loss	(91,601)	—	—	—	—	(91,601)
Disposals	9,361	—	484	421	—	10,266

Balance at October 13, 2009	(215,860)	—	(10,979)	(5,571)	(273)	(232,683)

SUCCESSOR
Additions — Contribution from Grandunion	(27,894)	—	(1,569)	—	—	(29,463)
Change in control — basis adjustment	94,184	—	10,979	5,571	273	111,007
Depreciation and Amortization for the period	(3,187)	—	(469)	—	—	(3,656)
Transfer to assets held for sale	150	—	—	—	—	150

Balance at December 31, 2009	(152,607)	—	(2,038)	—	—	(154,645)

Depreciation and Amortization for the year	(26,139)	(841)	(2,781)	—	(408)	(30,169)
Impairment loss (note 3)	(15,662)	—	—	—	—	(15,662)
Accumulated Depreciation of Leasedback Vessels	8,104	—	—	—	—	8,104
Disposals	1,664	—	157	—	—	1,821

Balance at December 31, 2010	$(184,640)	$(841)	$(4,662)	$—	$(408)	$(190,551)

PREDECESSOR
Net book value — January 1, 2008	$389,384	$—	$7,724	$3,607	$123	$400,838

Net book value — December 31, 2008	$290,622	$—	$2,598	$3,132	$111	$296,463

Net book value — October 13, 2009	$177,085	$—	$5,309	$3,419	$—	$185,813

SUCCESSOR
Net book value — December 31, 2009	$248,053	$—	$5,062	$—	$—	$253,115

Net book value — December 31, 2010	$364,177	$86,159	$4,654	$—	$426	$455,416

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

12.	DEFERRED CHARGES, NET

The movement of the deferred charges, net, as of December 31, 2010 is as follows:

	Financing
	Costs	Other Costs	Total

PREDECESSOR
Net Book Value at January 1, 2008	$2,906	$—	$2,906
Amortization	(850)	—	(850)
Write-offs	(483)	—	(483)

Net Book Value at December 31, 2008	1,573	—	1,573

Amortization	(555)	—	(555)
Net Book Value at October 13, 2009	$1,018	$—	$1,018

SUCCESSOR
Change in control — basis adjustment	$(1,018)	$—	$(1,018)
Additions (Note 6)	8,222	—	8,222
Amortization	(1,391)	—	(1,391)

Net Book Value at December 31, 2009	6,831	—	6,831

Additions	9,778	255	10,033
Amortization	(2,368)	—	(2,368)
Write-offs	(1,360)	—	(1,360)
Transfer to Vessels Under Construction	(96)	—	(96)

Net Book Value at December 31, 2010	$12,785	$255	$13,040

Total fees for the loans the Company entered during the year ended December 31, 2010, related to the business combination, amounted to $4,169 and they have been recorded as deferred charges and amortized over the life of their related facility. Of such fees $3,213 was paid in cash and an amount of $956 represents the fair value of 112,500 warrants with a strike price of $3.00 and contractual term of 10 years.

Total fees paid for the new or modified loans related to the acquisition of five dry bulk vessels completed in July 2010, amounted to $2,180 and they have been recorded as deferred charges and amortized over the life of the related facility. Of such fees, $2,148 were paid in cash.

Total fees of $8,222 for the year ended December 31, 2009 relate to the issuance of the 7% Notes, net of discounts (refer to Notes 6 and 16).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

13.	ACCOUNTS PAYABLE, TRADE

Accounts payable, trade, as of December 31, 2010 and 2009 are analyzed as follows:

	As of December 31,	As of December 31,
	2010	2009

Suppliers	$14,420	$6,316
Vessel purchase obligation	11,079	—
Agents	803	261
Other creditors	9,574	4,471

	$35,876	$11,048

14.	ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2010 and 2009 are analyzed as follows:

	As of December 31,	As of December 31,
	2010	2009

Accrued interest	$7,977	$5,267
Accrued claims	1,521	4,152
Other accrued expenses	7,872	7,538

	$17,370	$16,957

15.	LONG-TERM DEBT

Below is a summary of the long-term portion and current portion of long-term debt as at December 31, 2010 and 2009:

				2009
	2010				Current Portion
Description	Long-term	Current Portion	Total	Long-term	of Long-term	Total

Syndicate Facility Agreement	$177,062	$7,639	$184,701	$193,430	$8,000	$201,430
Marfin Credit Facilities	48,970	—	48,970	29,600	6,240	35,840
West LB Bank Credit Facility	24,875	1,500	26,375	—	—	—
Piraeus Bank Credit Facilities	71,700	7,950	79,650	—	—	—
Kamsarmax syndicate facilities agreements	49,203	3,297	52,500	—	—	—
FBB Credit Facility	20,150	3,200	23,350	—	—	—
EFG Eurobank Credit Facility	11,035	2,100	13,135	—	—	—
Handysize Syndicate Facility Agreement	18,047	1,087	19,134	—	—	—

Balance December 31, 2010	$421,042	$26,773	$447,815	$223,030	$14,240	$237,270

As of December 31, 2010, the Company was in compliance with its covenants, as applicable.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(a)	Syndicate Facility Agreement

Prior to the recapitalization on October 13, 2009, the Company was in default of its $360,000 fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent which had an outstanding balance of $221,400. As part of the recapitalization, the Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.

The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2,000 each, and a sum of $163,430 (comprising of an installment of $2,000 and a balloon repayment of $161,430) due in October 2014. In January 2010, the Company paid to the bank an aggregate amount of $9,000 after receiving the proceeds from the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. In January 2011, the Company paid an aggregate amount of $31,992 after the proceeds received from the sale of the five non-core vessels, the High Rider, the High Land , the Chinook, the Ostria and the Nordanvind. Giving effect to the application of these sale proceeds, the quarterly installments have been reduced to approximately $1,593 each, and a sum of $128,814 (comprised of a repayment installment of $1,593 and a balloon repayment of $127,221) due in October 2014. As of December 31, 2010, the outstanding balance was $184,701 and the effective interest rate was 7.08%.

On April 26, 2010, the Company entered into a Supplemental Deed (the “Deed”) relating to this term Facility Agreement. The Deed is supplemental to the Loan Agreement dated October 13, 2009, as supplemented and amended from time to time, and was entered into among the Company and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount that must be maintained under the original Deed may be applied to prepay sums outstanding under the original loan without triggering an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and will be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.

The Company’s obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, on all vessels in the Company’s fleet and any other vessels the Company subsequently acquires to be financed under this Facility Agreement. In addition, the lenders will have a first priority security interest on all earnings and insurance procceds from the Company’s vessels, all existing and future charters relating to the Company’s vessels, the Company’s ship management agreements and all equity interests in the Company’s subsidiaries. The Company’s obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of the Company’s vessels, excluding the three vessels transferred to the Company as part of the recapitalization.

Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 50%;

•	2.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is less than 27.5%.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

As a result of the recapitalization, new financial covenants were put in place. Except for the working capital (as defined in the loan facility) and the minimum liquidity covenants, all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. The Company was in compliance with its debt covenants on December 31, 2010.

The following are the financial covenants to which the Company must adhere as of the end of each fiscal quarter, under the new Facility Agreement:

•	the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, must be no less than:

(a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b) 30% from the financial quarter ending September 30, 2013 onwards.

•	the Company must maintain, on a consolidated basis on each financial quarter, working capital (as defined in the loan facility) of not less than zero dollars ($0);

•	the Company must maintain a minimum requirement equal to at least 5% of the outstanding loan; and

•	the Company’s ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;

(a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

(b)	Marfin Credit Facilities

The Company assumed a $37,400 credit facility in relation to the three vessels transferred from Grandunion as part of the recapitalization in the fourth quarter of 2009. The $37,400 credit facility was originally payable in 20 consecutive quarterly installments of $1,560 and a $6,200 balloon repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been periodically paid down and drawn upon to minimize the Company’s cost of capital. The Company was paying a 1% commitment fee on the undrawn amount.

On May 6, 2010, the Company refinanced this credit facility with a new credit facility. Specifically, the Company entered into a facility agreement with Marfin Egnatia Bank, for a reducing revolving credit facility of up to $65,280, in relation to the Grand Rodosi, the Australia, the China and the Brazil as well as Newlead Shipping and Newlead Bulkers, which consolidated, the Company’s existing $37,400 credit revolving facility in connection with the three vessels transferred to it as part of the recapitalization in October 2009 and the initial facility of $35,000 for the Grand Rodosi. The new credit facility was payable in 12 quarterly installments of $1,885 followed by 20 quarterly installments of $2,133 and would have been due in May 2018. Borrowings under this loan facility bore an approximate effective interest rate, including the margin, of 5.7%; of the $65,280 total loan $32,560 and bore interest at a floating rate, which would have been approximately 3.8% (assuming current LIBOR of 0.252%, plus a 3.5% margin) while $32,720 bore interest at a rate of 7.6% (assuming a fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of the fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 and onwards; (ii) Company’s working capital, on a consolidated basis on each financial quarter, (as defined in the loan facility) must not be less than zero dollars ($0); (iii) the Company

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

must maintain a minimum liquidity requirement equal to at least five percent of the outstanding loan; and (iv) the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis must be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 and onwards.

The Company assumed a Loan Agreement with Marfin Egnatia Bank, dated July 21, 2010, as novated, amended and restated by a Novation, Amendment & Restatement Agreement, dated July 21, 2010 for a reducing revolving credit facility of up to $23,000. The loan was payable in 12 quarterly installments of $100 followed by a $21,800 payment due in October 2013. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.252%, plus a 3.75% margin). The loan facility included financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the fleet to the market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending June 30, 2013 onwards; (ii) Company’s working capital, on a consolidated basis on each financial quarter, (as defined in the loan facility) must not be less than zero dollars ($0); (iii) the Company must maintain the minimum liquidity requirement equal to at least five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards. As of the date of assumption the outstanding balance on such loan facility was $23,000.

Both loan facilities noted above terminated on November 23, 2010 and their outstanding balances of $44,113 and $22,900, respectively, were fully repaid through the proceeds of the sale and leaseback transaction which concluded at the same date (for more details about this transaction refer to Note 17).

On December 10, 2010, the Company entered into a Loan Agreement with Marfin Egnatia Bank, for a new reducing revolving credit facility of up to $62,000, in order to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance the working and investment capital needs. The facility limit is being reduced by 10 quarterly installments of $100 during the course of the term. Moreover, the provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.6%: the floating portion of the approximately $49,000 drawn to date is approximately $19,400 and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.252%, plus a 3.5% margin), while the fixed portion drawn is $29,600 and bears an interest rate of 7.6% (assuming a current fixed swap rate of 4.1% plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of its fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) the maintenance of minimum liquidity equal to at least five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards. As of December 31, 2010, the outstanding balance on such loan facility was $48,970.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(c)	Commerzbank Credit Facility

On April 1, 2010, the Company assumed a Loan Agreement with Commerzbank, dated November 10, 2006, as supplemented by a First Supplemental Agreement, dated April 18, 2008, a Second Supplemental Agreement, dated April 1, 2010, and a Third Supplemental Agreement, dated November 5, 2010, for a loan facility of up to $18,000 in relation to M/V Grand Venetico. This loan facility terminated on December 14, 2010 and its outstanding balance of $7,875 was fully repaid through the proceeds of the new Marfin revolving credit facility. The loan, prior to repayment, was payable in two quarterly installments of $625, followed by a lump sum payment of $750, followed by one installment of $750 due in December 31, 2010, and followed by a $7,125 balloon payment due in January 31, 2011. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 3.0% (assuming current LIBOR of 0.252%, plus a 2.75% margin). The loan facility, included, among other things, a value to loan ratio that must be at all times 143%, and a cash sweep for 50% of vessel’s excess cash (all as defined in such loan facility) to be applied against the installment due in October 2010. As of April 1, 2010, the outstanding balance on such loan facility was $9,875.

(d)	West LB Bank Credit Facility

On April 1, 2010, the Company assumed a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27,500 in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $375 followed by 15 quarterly installments of $475 and a balloon payment of $12,875. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.5% (assuming current LIBOR of 0.252%, plus a 3.25% margin).

The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6,000, in accordance with the following, all as described in the loan facility: (i) if the Company is in compliance with the value to loan ratio 50% of the excess cash is to be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter; (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) must be not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter. On June 4, 2010, the Company further novated, amended and restated this Loan Agreement. The Loan Agreement was amended to reflect the renaming of the Grand Victoria to the Newlead Victoria, and of the reflagging of the vessel from Singapore to Liberia, as well as the renaming of the borrower from Grand Victoria Pte. Ltd. of Singapore to Newlead Victoria Ltd. of Liberia. As of June 29, 2011, the Company is not in compliance with the minimum liquidity requirement under this loan agreement and is seeking waivers in respect of such non-compliance. The Company has received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

through March 31, 2012. This temporary waiver is subject to the execution of formal documentation. See Note 1 above. As of December 31, 2010, the outstanding balance was $26,375.

(e)	Piraeus Bank Credit Facilities

On April 1, 2010, the Company assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76,000 in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1,500, followed by four quarterly installments of $1,250, followed by 19 quarterly installments of $1,125 and a balloon payment of $37,225 due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.252%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) the minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60,000, although the Company is not subject to such covenant through the period ending December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although the Company is not subject to such covenant through the period ending December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although the Company is not subject to such covenant through the period ending February 28, 2012.

As of December 31, 2010, the outstanding balance was $61,100.

On April 1, 2010, the Company also assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21,000 relating to the Grand Ocean. The loan facility is payable in one quarterly installment of $850, followed by six quarterly installments of $800, followed by seven quarterly installments of $750, and a balloon payment of $10,100 due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.252%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) the minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60,000, although the Company is not subject to the covenant through the period ending December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although the Company is not subject to this covenant through the period ending December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although the Company is not subject to the covenant through the period ending February 28, 2012. As of December 31, 2010, the outstanding balance was $18,550.

(f)	Kamsarmax Syndicate Facility Agreements

On April 15, 2010, the Company assumed two facility agreements in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”). The senior facility agreement which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66,700 and is payable in 20 quarterly installments of $1,520 and a final payment of $36,300 due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (with

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

respect to the newbuilding vessel referred to as Hull N213) and the final delivery date (with respect to the newbuilding vessel referred to as Hull N216), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. This senior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date of October 15, 2015. The notional amount is $34,167 while the fixed rate of 4.0% is linked to the three-month U.S. dollar LIBOR reference rate.

The junior facility agreement which was entered into with Bank of Scotland and BTMU Capital Corporation is for $13,300 and is payable in 20 quarterly installments of $130 and a final payment of $10,700 due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Hull N213) and the final delivery date (with respect to the newbuilding vessel referred to as Hull N216), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. This junior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date of October 15, 2015. The notional amount is $13,333 while the fixed rate of 4.0% is linked to the three-month U.S. dollar LIBOR reference rate.

Both facility agreements include financial covenants, all as described in the loan facilities including: (i) the security coverage must be at least 115% up to and including the second anniversary of final delivery date, 120% up to the third anniversary date, 125% up to the fourth anniversary date and 130% thereafter; (ii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than; (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and (iv) the equity ratio must not be less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of June 29, 2011, the Company is not in compliance with the minimum liquidity requirement under these loan agreements and is seeking waivers in respect of such non-compliance. See Note 1 above. As of December 31, 2010, the outstanding balance of both loans was $52,500.

(g)	First Business Bank (FBB) Credit Facility

On July 2, 2010, the Company assumed a Loan Agreement with First Business Bank, dated July 2, 2010, as supplemented by a First Supplemental Agreement, dated October 15, 2010, and further supplemented by a Second Supplemental Agreement dated May 9, 2011, for a loan facility of up to $24,150, in relation to the Grand Spartounta. The loan is payable in 19 quarterly installments of $800 followed by a $8,950 payment due in July 2015. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.3% (assuming current LIBOR of 0.252%, plus a 4.0% margin). This loan facility includes, among other things, a value to loan ratio that must at all times be at least 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility also includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

the loan facility) must be equal to at least 25% for the financial year ending December 31, 2012, although the Company is not subject to such covenant for the period through December 31, 2012, and which increases to 30%, annually thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding , although the Company is not subject to such covenant through December 31, 2012; (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) the minimum interest coverage ratio (as defined in the loan facility), on a trailing four financial quarter basis must be at least 2:1 as at December 31, 2012, although the Company is not subject to such covenant through December 31, 2012, and must be at least 2.5:1 as at December 31, 2013 and annually thereafter. As of December 31, 2010, the outstanding balance of the loan was $23,350.

(h)	Emporiki Bank Credit Facility

On July 2, 2010, the Company assumed a Loan Agreement with Emporiki Bank, dated November 29, 2006, as supplemented by a Third Supplemental Agreement, dated July 2, 2010, for a loan facility of up to $14,750, in relation to the Grand Markela. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated September 8, 2010, to reflect the renaming of the Grand Markela to the Newlead Markela, and the change of registry of the vessel from Liberia to Marshall Islands, and it was further supplemented by a Fifth Supplemental Agreement, dated November 8, 2010. The loan was payable in four semi annual installments of $1,170 followed by a $5,120 payment due in November 2012. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.252%, plus a 3.0% margin). As of the date of assumption, the outstanding balance on such loan facility was $9,800. This loan facility terminated on December 14, 2010 and its outstanding balance of $9,800 was fully repaid through the proceeds of the new Marfin revolving credit facility. The loan facility, prior to repayment, included, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least 25% for the financial quarter day ending June 30, 2012 until the financial quarter ending June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) at each quarter end during the period the loan facility remains outstanding; and (iv) the minimum interest coverage ratio (as defined in the loan facility), on a trailing four financial quarter basis must be at least 2:1 for the financial quarter day ending June 30, 2012 until the financial quarter ending June 30, 2013, and must be at least 2.5:1 thereafter. As of September 30, 2010, the outstanding balance of the loan was $9,800. The loan facility also included, among other things, a value to loan ratio that must be at all times 125% up until the maturity date, a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied towards reducing the balloon payment from the initial $3,950 to the amount of $2,500 and an average monthly balance of the earnings account held within the bank in the name of the borrower of $400.

(i)	EFG Eurobank Credit Facility

On July 9, 2010, the Company assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32,000, in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1,130 to the initial outstanding amount of $14,790. The loan is payable in 15 quarterly installments of $525 followed by a $5,785 payment due in April 2014. Borrowings under this loan facility

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.252%, plus a 3.75% margin). This loan facility includes, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 and ending on the June 30, 2011. As of the date of assumption, the outstanding balance on such loan facility was $15,355.

The loan facility includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be at least 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; and (iii) the minimum interest coverage ratio (as defined in the loan facility) must be equal to at least 2:1 for the period from January 1, 2013 until December 30, 2013, and must be at least 2.5:1 thereafter. As of December 31, 2010, the outstanding balance of the loan was $13,135.

(j)	Handysize Syndicate Facility Agreement

On July 9, 2010, the Company assumed a Loan Agreement signed with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a First Supplemental Agreement, dated July 14, 2010, a Second Supplemental Agreement, dated November 9, 2010, and a Third Supplemental Agreement, dated, December 15, 2010, for a loan facility of up to $48,000, in relation to two newbuilding vessels. The loan is payable, for the first vessel, in 12 quarterly installments of $362.5 followed by 12 quarterly installments of $387.5 followed by 15 quarterly installments of $400, with the last installment payable together with the $9,000 balloon payment due in December 2020. The loan is payable, for the second vessel, in 12 quarterly installments of $362.5, followed by 12 quarterly installments of $387.5, followed by 10 quarterly installments of $400, with the last installment payable together with the $11,000 of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.252%, plus a 3.0% margin). As of the date of assumption, the outstanding balance on such loan facility was $14,100. The loan facility, includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least 25% for the financial quarter day ending June 30, 2012 until the financial quarter day ending June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) the ratio of EBITDA to interest payable (as both are defined in the loan facility), on a trailing four financial quarter basis must be equal to at least 2:1 for the financial quarter day ending June 30, 2012 until the financial quarter day ending June 30, 2013, and must be equal to at least 2.5:1 thereafter; (iv) at least $5,000 of free cash must be maintained at all times; and (v) working capital (as defined in the loan facility) must be no less than zero dollars ($0) at each quarter end. As of December 31, 2010, the outstanding balance of the loan was $19,134. The loan facility also includes, among other things, a value to loan ratio (as defined in the loan facility) that must at all times be equal to at least 110% over the first five years and 120% thereafter, a cash sweep on the earnings of the vessels, representing 100% of the excess cash flow (as defined in the loan facility) for the period commencing on the delivery date of each vessel until the relevant balloon amount is reduced to $3,000 and 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $500 (applicable after each vessel’s respective deliveries).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	Successor		Predecessor
		October 14,	January 1,
	Year Ended	2009 to	2009 to	Year Ended
	December 31,	December 31,	October 13,	December 31,
	2010	2009	2009	2008
Interest expense	$25,492	$5,416	$9,711	$13,413
Amortization of deferred charges	3,728	1,391	555	850
Amortization of the beneficial conversion feature (Note 16)	14,442	17,000	—	—
Other expenses	1,237	189	662	1,478

	$44,899	$23,996	$10,928	$15,741

The effective interest rate at December 31, 2010 was approximately 6.08% per annum (December 31, 2009: 5.81%, December 31, 2008: 5.76%). Capitalized interest for the year ended December 31, 2010 amounted to $902 ($0 for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, respectively).

As at December 31, 2010, repayments of the long-term debt are as follows:

December 31, 2011	$26,773
December 31, 2012	30,345
December 31, 2013	89,526
December 31, 2014	184,358
December 31, 2015	52,554
Thereafter	64,259

$447,815

16.	SENIOR CONVERTIBLE 7% NOTES

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes (“7% Notes”) due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants (for more details see Note 21). The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, the Company’s Vice Chairman, President and Chief Executive Officer and a member of its board of directors. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. $20,000 of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes.

In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 2.22 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at December 31, 2010.

The 7% Notes had two embedded conversion options — (1) An “Any time” conversion option and (2) A “Make Whole Fundamental Change” conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.

(1) The “Any time” conversion option meets the definition of a derivative under the FASB’s ASC 815 however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (1) indexed to its own stock and (2) would be classified in shareholders’ equity, if freestanding. As a result, this conversion option is not bifurcated and separately accounted for and is not recorded as a derivative financial instrument liability.

(2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. This embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability.

The Company’s market price on the date of issuance was $15.24 and the stated conversion price is $9.00 per share. The Company recorded a BCF, totaling $100,536, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2010, $14,442 of the BCF was amortized and reflected as interest expense in the statement of operations ($17,000 for the period from October 14, 2009 to December 31, 2009).

The amount regarding the 7% Notes presented in the consolidated balance sheets is analyzed as follows:

7% Notes

7% Notes — initially issued	$(145,000)
Partial conversion of the convertible senior notes	20,000

7% Notes — outstanding	(125,000)
Beneficial Conversion Feature	100,536
Amortization of the Beneficial Conversion Feature	(17,000)
Make whole fundamental change	34

Balance at December 31, 2009	(41,430)
Amortization of the Beneficial Conversion Feature	(14,442)
Make whole fundamental change	(5)

Balance at December 31, 2010	$(55,877)

17.	CAPITAL LEASE OBLIGATIONS

In November 2010, the Company entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

the sale was $86,800 and the bareboat leaseback charter period is eight years. NewLead retains call options to buy the vessels back during the lease period at pre-determined decreasing prices and is obligated to repurchase the vessels for approximately $40,000 at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares, at the Company’s option.

The Company concluded that it has retained substantially all of the benefits and risks associated with such vessels and has treated the transaction merely as financing, resulting in an immediate loss of $2,728 (for those vessels where their fair value was below their carrying amount) and deferred gain of $10,540 (for those vessels where their fair values was above their carrying amount) which is amortized over the life of each vessel. Such amortization for the year ended December 31, 2010 amounted to $141, therefore, the unamortized portion as of December 31, 2010 amounted to $10,399.

The annual future minimum lease payments under the capital leases, for the vessels described above, together with the present value of the net minimum lease payments required to be made after December 31, 2010, are as follows:

Description	Amount

December 31, 2011	$14,592
December 31, 2012	14,592
December 31, 2013	13,619
December 31, 2014	8,755
December 31, 2015	8,755
Thereafter	64,807

Total minimum lease payments	125,120
Less: imputed interest	(40,153)

Present value of minimum lease payments	84,967
Current portion of capitalized lease obligations	7,648

Long term capitalized lease obligations	$77,319

The Company, pursuant to the sale leaseback transaction, entered into an agreement with Lemissoler Maritime Company W.L.L.: (i) to issue 36,480 common shares issuable upon execution of the agreement; (ii) on each of the first and second anniversaries of the date of the agreement, to deliver, at the Company’s option, either cash of $182,400 or a number of common shares having a value of $182,400, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary; and (iii) on each of the third through seventh anniversaries of the date of the agreement, to deliver, at the Company’s option, either cash of $109,400 or a number of common shares having a value of $109,400, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary. The cash or common shares that may be delivered on such anniversary dates are subject to downward adjustment upon the occurrence of certain events.

18.	SHARE BASED COMPENSATION

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 83,334 in order for the Company to best compensate its officers, directors and employees, and (b) ensure that no incentive share options shall be granted under the Plan from and following May 29, 2009.

On December 22, 2009, the Company’s new management further amended the Plan to increase the number of common shares reserved for issuance to 583,334 to better enable the Company to offer equity incentives to its officers, directors and other employees.

In addition, the Company may grant restricted common shares and share options to third parties and to employees outside of the Plan.

Restricted Common Shares

The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares as quoted on the Nasdaq Stock Market on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.

During the year ended December 31, 2010 (Successor), the Company recognized compensation cost related to the Company’s restricted shares of $1,838. During the periods October 14 to December 31, 2009 (Successor), January 1 to October 13, 2009 (Predecessor), and for the year ended December 31, 2008 (Predecessor), the Company recognized compensation cost related to the Company’s restricted shares of $3,552, $680, and $1,040, respectively

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

A summary of the activity for restricted share awards during the year ended December 31, 2010, the periods October 14 to December 31, 2009, January 1 to October 13, 2009 and the year ended December 31, 2008 is as follows:

			Weighted
		Weighted	Average
	Number of	Average Fair	Vesting Period
	Shares	Values	(Years)

Outstanding and non-vested shares, as of January 1, 2008 (Predecessor)	8,334	$103.68	0.8
Granted(1)	28,750	38.88	1.2
Vested	(17,084)	70.08	—

Outstanding and non-vested shares, as of December 31, 2008 (Predecessor)	20,000	39.36	1.6
Granted(2)	7,293	15.24	0.0
Vested	(27,293)	32.87	—

Outstanding and non-vested shares, as of October 13, 2009 (Predecessor)	—	—	0.0
Granted(3)	390,001	15.13	0.8
Vested	(208,334)	15.24	—

Outstanding and non-vested shares, as of December 31, 2009 (Successor)	181,667	15.01	1.8
Granted(4)	12,085	11.04	1.2

Outstanding and non-vested shares, as of December 31, 2010 (Successor)	193,752	$14.76	1.7

(1)	18,750 shares vest over a three-year period, 8,334 shares had immediate vesting and 1,666 shares vests over a two-year period. Vesting for these shares was accelerated on the date of recapitalization.

(2)	Vested on the date of the recapitalization.

(3)	208,334 shares had immediate vesting, 166,667 have a two-year vesting schedule (at January 1, 2011, and 2012), while 15,000 vests in three years (at January 1, 2011, 2012, and 2013).

(4)	6,668 shares were granted on January 1, 2010 and vest over a one year period (January 1, 2011). 5,417 shares were granted on April 15, 2010 out of which 3,750 vest in three years (at January 1, 2011, 2012 and 2013) and 1,667 vest over a one year period (January 1, 2011).

Compensation cost of $660 related to non-vested shares will be primarily recognized up to December 31, 2012.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Share options

The summary of share option awards is summarized as follows (in thousands except per share data):

				Weighted
		Weighted	Weighted	Average
	Number of	Average	Average Fair	Vesting Period
	Options	Exercise Price	Value	(Years)

Outstanding, as of January 1, 2008 (Predecessor)	—	$—	$—	—
Granted(1)	25,000	104.00	6.20	3.0

Outstanding, as of December 31, 2008 (Predecessor)	25,000	104.00	6.20	3.0
Outstanding, as of October 13, 2009 (Predecessor)	25,000	104.00	6.20	3.0
Granted(2)	250,000	19.80	6.25	3.0

Outstanding, as of December 31, 2009 (Successor)	275,000	27.45	6.24	3.0

Outstanding, as of December 31, 2010 (Successor)	275,000	27.45	6.99	3.0

Exercisable at December 31, 2010	129,167	$36.10	$6.90	—

(1)	In 2008, the Company granted 25,000 share options to purchase common shares subject to a vesting period of three annual equal installments. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 5% and an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per share option amounted to $6.60 with an expected life of 6 years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per share option amounted to $5.40. On October 13, 2009, all these shares were vested due to the recapitalization.

(2)	In 2009, the Company granted 250,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting upon certain circumstances. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). Pursuant to the Board of Directors resolution dated October 14, 2010, the exercisable period of these share options extended for additional five years, i.e. until October 13, 2019. The additional cost of $59 will be expensed in the statement of operations according to the vesting schedule of the options. The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 0% and an expected volatility of 90%. The risk-free interest rate was 2.3% and the weighted average fair value per share option amounted to $6.25.

During the year ended December 31, 2010 (Successor), the Company recognized share-based compensation cost of $842. During the periods October 14 to December 31, 2009 (Successor), January 1 to October 13, 2009 (Predecessor), and the year ended December 31, 2008 (Predecessor), the Company recognized share-based compensation cost of $406, $113 and $43, respectively.

Unrecognized compensation of $372 will be recognized in future years to the date of the full vesting of all share options, September 30, 2012.

The weighted average contractual life of the share options outstanding as of December 31, 2010 was 8.7 years.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

As of December 31, 2010, the intrinsic value of the Company’s share options was $0, since the share price of the Company’s common shares was less than the exercise price.

19.	COMMON SHARES AND DIVIDENDS

Common Shares

As a result of the business combination that occurred on April 1, 2010 (refer to Note 5 “Business Combination”), the Company’s share capital was increased by 700 thousand shares, which reflected the consideration transferred to Grandunion to complete the business combination.

As a result of the issuance of restricted shares during the year ended December 31, 2010, the periods October 14, 2009 to December 31, 2009, January 1, 2009 to October 13, 2009, and for the year ended December 31, 2008, the Company’s share capital was increased (amounts in thousand shares) by 13, 390, 7, and 29, respectively.

As a result of the 2009 recapitalization and the partial conversion of the 7% Notes, during the period October 14 to December 31, 2009 the Company’s share capital was also increased by 1,582 and 2,222 thousand shares, respectively.

Dividends

During the years ended December 31, 2010 and 2009, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends. During the year ended December 31, 2008, the Company paid dividends of $1.20 per share (approximately $2,900) to existing shareholders.

It is noted that a reverse share split on the Company’s shares was announced with an effective date August 3, 2010 (refer to Note 1 “Description of Business”).

20.	SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Wet Operations and Dry Operations. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Wet Operations typically consists of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks, while the Dry Operations consist of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The Company measures segment performance based on loss from continuing operations. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Wet			Dry			Total
	Successor		Predecessor	Successor		Predecessor	Successor		Predecessor
	Year Ended	October 14, to	January 1, to	Year Ended	October 14, to	January 1, to	Year Ended	October 14, to	January 1, to
	December 31,	December 31,	October 13,	December 31,	December 31,	October 13,	December 31,	December 31,	October 13,
	2010	2009	2009	2010	2009	2009	2010	2009	2009
Operating revenue	$45,601	$9,201	$33,564	$57,599	$4,895	$—	$103,200	$14,096	$33,564
Commissions	(1,268)	(292)	(769)	(1,077)	(115)	—	(2,345)	(407)	(769)
Voyage expenses	(17,495)	(4,548)	(8,574)	(1,298)	(86)	—	(18,793)	(4,634)	(8,574)
Vessel operating expenses	(18,046)	(4,694)	(22,681)	(21,173)	(1,836)	—	(39,219)	(6,530)	(22,681)
General and administrative expenses	(6,045)	(1,766)	(4,553)	(5,136)	(540)	—	(11,181)	(2,306)	(4,553)
Management fees	(829)	(194)	(900)	(178)	(121)	—	(1,007)	(315)	(900)
Other income/(expense), net	2	—	40	(7)	—	—	(5)	—	40

Operating (loss) / income before depreciation and amortization	1,920	(2,293)	(3,873)	28,730	2,197	—	30,650	(96)	(3,873)

Depreciation and amortization expense	(18,992)	(2,989)	(11,813)	(20,566)	(1,855)	—	(39,558)	(4,844)	(11,813)
Impairment losses	(39,515)	—	(68,042)	—	—	—	(39,515)	—	(68,042)

Segment operating (loss) / income	(56,587)	(5,282)	(83,728)	8,164	342	—	(48,423)	(4,940)	(83,728)

Transaction costs	(931)	(6,702)	(3,442)	(409)	(2,234)	—	(1,340)	(8,936)	(3,442)
Straight line revenue	—	—	—	(467)	—	—	(467)	—	—
Compensation costs	(1,444)	(587)	(371)	(1,236)	(196)	—	(2,680)	(783)	(371)
Provision for doubtful receivables	(204)	—	—	(187)	—	—	(391)	—	—
Gain / (loss) on sale from vessels	1,168	—	—	(2,728)	—	—	(1,560)	—	—
Interest and finance expense, net	(22,939)	(18,372)	(10,928)	(21,960)	(5,624)	—	(44,899)	(23,996)	(10,928)
Interest income	336	177	9	214	59	—	550	236	9
Change in fair value of derivatives	1,179	1,537	3,012	413	1,017	—	1,592	2,554	3,012

Loss from continuing operations	$(79,422)	$(29,229)	$(95,448)	$(18,196)	$(6,636)	$—	$(97,618)	$(35,865)	$(95,448)

Total assets	$262,967	$388,832	—	$498,766	$96,537	—	$761,733	$485,369	—
Goodwill	$53,966	$65,768	—	$27,624	$20,268	—	$81,590	$86,036	—
Long lived assets	$171,948	$179,516	—	$315,721	$73,599	—	$487,669	$253,115	—

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	Wet	Dry	Total
		Predecessor
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2008	2008

Operating revenue	$56,519	$—	$56,519
Commissions	(689)	—	(689)
Voyage expenses	(6,323)	—	(6,323)
Vessel operating expenses	(19,798)	—	(19,798)
General and administrative expenses	(6,733)	—	(6,733)
Management fees	(1,404)	—	(1,404)
Other expense, net	2	—	2

Operating (loss) / income before depreciation and amortization	21,574	—	21,574

Depreciation and amortization expense	(15,040)	—	(15,040)
Impairment losses	—	—	—

Segment operating (loss) / income	6,534	—	6,534

Transaction costs	—	—	—
Straight line revenue	—	—	—
Compensation costs	(1,083)	—	(1,083)
Provision for doubtful receivables	—	—	—
Gain on sale from vessels	—	—	—
Interest and finance expense, net	(15,741)	—	(15,741)
Interest income	232	—	232
Change in fair value of derivatives	(6,515)	—	(6,515)

Loss from continuing operations	$(16,573)	$—	$(16,573)

Segment Operating Revenue by Charterers

The Company reports financial information and evaluates its revenues by total charter revenues. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters.

During the year ended December 31, 2010, the Company received 43% of its revenue from continuing operations from three charterers (23%, 10% and 10%, respectively). During the period January 1 to October 13, 2009, the Company received 65% of its revenue from continuing operations from three charterers (32%, 17%, and 16%, respectively). During the period October 14 to December 31, 2009, the Company received 55% of its revenue from continuing operations from three charterers (22%, 21%, and 12%, respectively). During the year ended December 31, 2008, the Company received 65% of its revenue from continuing operations from three charterers (35%, 19% and 11%, respectively).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

21.	FINANCIAL INSTRUMENTS

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, the 7% Notes, capital lease obligations, accounts payable and accrued liabilities.

Fair Values

Derivative financial instruments are stated at their fair values. The carrying amounts of the following financial instruments approximate their fair values: cash and cash equivalents and restricted cash accounts, trade and other receivables, due to / from managing agent, capital lease obligations and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates. The 7% Notes have a fixed rate and their fair value of $125,488 was determined based on quoted market prices.

Warrant Derivative Liability

The Company recorded the warrant derivative liability at fair value, in the consolidated balance sheet for the year ended December 31, 2009 under “Derivative financial instruments”, with changes in fair value recorded in “Change in fair value of derivatives” in the consolidated statements of income.

During the fourth quarter of 2009, the Company authorized the issuance to a third party, a six-year warrant to purchase 416,667 common shares for advisory services provided in connection with the recapitalization.

In connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, which resulted in $3,940 of debt issuance cost that were recorded as deferred issuance cost. These warrants were fair valued as of October 13, 2009 and are amortized over a period of six years. The warrants are marked to market at every reporting date.

For the period from October 14, 2009 to December 31, 2009, the total fair value change on warrants amounted to approximately $2,636 ($0 for the period ended January 1, 2009 to October 13, 2009 and $0 for the year ended December 31, 2008). For the period from January 1, 2010 to September 29, 2010, the total fair value change on warrants was a gain of $1,855. On September 30, 2010, the Company and the warrant holders amended certain terms of the warrants and the amended warrants now qualify for equity classification. Upon the amendment, the amended warrants were remeasured at fair value, which included the cash paid to certain warrant holders. The amendment resulted in the warrant liability of $3,124 being reclassified to Additional Paid-in Capital in Shareholders Equity. An additional consulting expense of $600 was recognized in the statement of operations for the year ended December 31, 2010 to amend the warrants.

Interest Rate Risk

Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 15, “Long-term Debt”.

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. The

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

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

The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company’s long-term borrowings detailed in Note 15. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

The details of the Company’s swap agreements are as follows:

Counter-party

						Fair Value
			Contract			As of	As of
	Value	Termination	Notional	Fixed	Floating	December 31,	December 31,
Interest rate swaps	Date	Date	Amount	Rate	Rate	2010	2009
SMBC Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	$(277)	$(1,475)
Bank of Ireland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(277)	(1,484)
HSH Nordbank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(277)	(1,483)
Nordea Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(277)	(1,481)
Bank of Scotland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(277)	(1,481)
Nordea Bank*	4/3/2008	4/4/2011	$23,333	4.14%	3-month LIBOR	(233)	(1,195)
Bank of Scotland**	4/3/2008	4/3/2011	$46,667	4.28%	3-month LIBOR	(242)	(1,249)
Marfin Egnatia Bank***	9/2/2009	9/2/2014	$37,400	4.08%	3-month LIBOR	(1,931)	(1,926)
Bank of Scotland	7/6/2010	10/15/15	$63,636	4.01%	3-month LIBOR	(5,027)	—
Bank of Scotland	7/6/2010	10/15/15	$13,333	4.01%	3-month LIBOR	(1,143)	—

						$(9,961)	$(11,774)

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	Fair Value
	As of	As of
	December 31,	December 31,
	2010	2009
Short-term	$(5,319)	$(9,687)
Long-term	(4,642)	(2,087)

	$(9,961)	$(11,774)

*	Synthetic swap including interest rate cap detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Cap

Nordea	4/3/08	4/4/11	$23,333	4.14%

**	Synthetic swap including interest rate floor detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Floor

Bank of Scotland	4/3/08	4/3/11	$23,333	4.285%

***	As part of the contribution from Grandunion on October 13, 2009, the Company assumed a $37,400 interest rate swap by Marfin Egnatia Bank.

The total fair value change of the interest rate swaps indicated above is reflected in interest expense within the consolidated statements of operations. These amounts were a gain of $367 for the year ended December 31, 2010, a gain of $3,012 and $2,554 for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively. For the year ended December 31, 2008 the amount was a loss of $6,515. The related asset or liability is shown under derivative financial instruments in the balance sheet.

Fair Value Hierarchy

The guidance on fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

December 31, 2009
Liabilities
Interest rate swaps	$11,774	$—	$11,774	$—
Warrants	$5,273	$—	$5,273	$—
Make Whole Fundamental Change	$42	$—	$42	$—
December 31, 2010
Liabilities
Interest rate swaps	$9,961	$—	$9,961	$—
Make Whole Fundamental Change	$0	$—	$0	$—

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

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

22.  COMMITMENTS AND CONTINGENT LIABILITIES

(1)	Commitments

Rental Agreements

During the first quarter of 2010, the Company terminated two office rental agreements with a related party, Domina Petridou O.E, a company with common shareholders (see Note 24). These rental agreements had a monthly rate of €4,000 each, plus stamp duties, with duration until November 2015 and September 2016, respectively.

The Company has entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s Vice Chairman, President and Chief Executive Officer, (see Note 24) at a monthly rate of approximately €26,000, which is expected to be paid in shares rather than in cash. These rental agreements vary in duration; the longest agreement will expire in April 2022.

The committed rent payments for Terra Stabile A.E. as of December 31, 2010 were:

December 31, 2011	$423
December 31, 2012	429
December 31, 2013	435
December 31, 2014	442
December 31, 2015	449
Thereafter	2,823

$5,001

Commercial and Technical Ship Management Agreements

At December 31, 2009, the vessel-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider and the Ostria had technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai which were cancellable by either party with two-month notice. The agreed annual management fees were approximately $165 per vessel, for both, 2010 and 2009. During the year ended December 31, 2010, the vessel owning companies of the Newlead Avra and the Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping S.A., a company that was controlled by Grandunion and that has been NewLead’s subsidiary since the April 1, 2010 transaction. The agreed annual management fees were approximately $197 per vessel; however, all payments to Newlead Shipping have been eliminated since the date on which Newlead Shipping became a subsidiary of Newlead.

The Chinook had a technical ship management agreement with Ernst Jacob Ship Management GmbH (“Ernst Jacob”) which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob which was terminated upon the sale of the vessel on September 7, 2010. The agreed annual management fees per vessel for 2010 and 2009 were approximately €153,000 and €150,000, respectively (equal to approximately $200).

At December 31, 2009, the Australia had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, and the China and Brazil each had a commercial and technical ship management agreement with Newfront Shipping S.A., or Newfront. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers S.A., or Newlead Bulkers, a company which was controlled by Grandunion and currently is NewLead’s subsidiary. The annual management fee under each of these agreements was approximately $19 per vessel; however, all payments to Newlead Shipping have been eliminated since the date on which Newlead Bulkers became a subsidiary of NewLead.

Magnus Carriers Corporation (“Magnus Carriers”), a company owned by two of the Company’s former officers and directors, provided the ship-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider, the Ostria and the Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by the Company effective May 1, 2009.

As of December 31, 2010, the commercial and technical management services of all the Company’s owned and operated vessels are provided in-house by Newlead Shipping and Newlead Bulkers. Outstanding balances, either due or from managing agents and related parties as at December 31, 2010, relate to amounts generated prior to the termination of the agreements described above.

Commitment exit

In the third quarter of 2010, the Company entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31,800, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, the Company cancelled such agreement and subsequently agreed a mutual settlement in full and final settlement of all the claims under the subject sale and purchase contract. In compliance with the terms and conditions of this settlement agreement, dated December 21, 2010, the Company released to the sellers the deposit of $3,177 and further incurred a termination fee of $1,950, which was paid in January 2011.

Newbuildings

As of December 31, 2010, remaining commitments for newbuildings upon their final delivery was $110,700 (please refer to Note 10).

(2)	Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. For the period ended December 31, 2010, the Company has provided in respect of all claims an amount equal to $5,380 (amount includes continuing

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

and discontinued operations). Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:

•	The charterers of the Newlead Avra notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)	Damages suffered by sub-charterers of the vessel relating to remaining on board cargo in New York in September 2007;

b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c)	Damages suffered by sub-charterers of the vessel resulting from grounding in Houston in October 2007.

The Company does not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of hydrogen sulphide in the vessel’s tanks at two ports in the United States.

The Company does not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The vessel Grand Rodosi was involved in a collision in October 2010 with the fishing vessel “Apollo S”. As of December 31, 2010, the Company is not able to reliably measure the expected possible losses. However, any amounts to be claimed are 100% covered by the P&I Club:

a)	Value of “Apollo S” plus expenses — the Company has a provided guarantee for A$19,321,242;

b)	Damage to wharf — the Company has a provided guarantee for A$3,387,500; and

c)	Pollution cleanup costs — the Company has a provided guarantee for A$500,000.

•	The charterers of the Newlead Esmeralda notified the Company in November 2010 of their intention to pursue the following claim. After discussions with the charterers in March 2011, an agreement was reached that neither party would seek security in the future for the claims relating to the grounding that occurred in March 2010. Based on advice of counsel, the Company believes the charterer’s chances of success are remote. Below is a list of the claims:

a)	Damages for lost income as a result of cargo that was not able to be loaded, subsequent to vessel’s grounding in March 2010;

b)	Damages resulting from the prolonged storage costs due to the inability to place cargo on board the vessel; and

c)	Anticipated costs.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.

23.	TAXATION

The Company is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies’ vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of operations.

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

24.	TRANSACTIONS INVOLVING RELATED PARTIES

Management Services and Commissions

Magnus Carriers, a company owned by two of our former officers and directors, is a company that provided commercial management services to certain Company’s vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled to a commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by the Company on May 1, 2009. For the year ended December 31, 2010, for the period January 1, 2009 to October 13, 2009, for the period October 14, 2009 to December 31, 2009 and for the year ended December 31 2008, these commissions and management fees were $135, $413, $0 and approximately $1,687, respectively (figures include continuing and discontinued operations).

Sea Breeze

As part of attaining revenue (commissions) for the Company’s vessels, the Company contracted with a related entity, Sea Breeze Ltd., of which one of the former Company’s directors is a shareholder. In addition, the Company paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the year ended December 31, 2010, for the period January 1, 2009 to October 13, 2009, for the period October 14, 2009 to December 31, 2009 and for the year ended December 31

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

2008, the commissions amounted to $111, $74, $53 and $0, respectively (figures include continuing and discontinued operations).

Newfront — Stamford

At December 31, 2009, the vessel Australia had technical ship management and commercial management agreements with Stamford and Newfront, and the vessels China and Brazil had technical ship management and commercial management agreements with Newfront. Stamford and Newfront are both related parties with common shareholders. The agreed annual management fees were approximately $185 per vessel. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies signed agreements with Newlead Bulkers S.A. for the provision of commercial and technical ship management services (see below). For the year ended December 31, 2010, for the period January 1, 2009 to October 13, 2009 and for the period October 14, 2009 to December 31, 2009, the management fees for Newfront were approximately $50, $0 and $81, respectively, and for Stamford were approximately $28, $0, and $40, respectively. There was no ship management agreement with Newfront or Stamford during the year ended December 31, 2008.

Newlead Bulkers S.A.

Since April 1, 2010, Newlead Bulkers S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Bulkers S.A. assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the year ended December 31, 2010 were $59.

Newlead Shipping S.A.

Since April 1, 2010, Newlead Shipping S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Shipping S.A. assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the year ended December 31, 2010 were $36.

Grandunion Inc.

In April 2010, the Company completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, from Grandunion. For more details please refer to Note 5. In July 2010, the Company completed the acquisition of five dry bulk vessels from Grandunion including two newbuildings with long term quality time charters. See Note 11 for more details.

Terra Stabile A.E.

The Company leases office as well as warehouse spaces in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s Vice Chairman, President, Chief Executive Officer and member of the Company’s Board of Directors. In November 2009, the Company entered with the landowner into a 12-year lease agreement in relation to the office space and on April 28, 2010 the Company

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

entered into a 12-year lease agreement for the warehouse space (see Note 22). Total rent for the year ended December 31, 2010 was approximately $340.

Domina Petridou O.E.

The Company leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of the former Company’s directors is a shareholder. In November 2005, the Company entered into a 10-year lease agreement with the landowner. In October 2007, the Company entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010 respectively (see Note 18). Total rent for the year ended December 31, 2010, for the periods January 1, 2009 to October 13, 2009, and October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008 amounted to approximately $17, $113, $25 and $150, respectively.

Aries Energy Corporation

On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of the Company’s principal stockholders, is one of the principals of Aries Energy Corporation, one of the sellers of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left the Company’s board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence the Company. Management believes that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party.

Transaction with other related party

During the year ended December 31, 2008, the Company paid a commission on the sale of the Arius of approximately $200 to a brokerage firm, of which one of the former Company’s directors is a shareholder.

25.	DISCONTINUED OPERATIONS

From 2005 until 2008, the Company owned a number of container vessels, chartering them to its customers (the “Container Market”). During 2008 and the first half of 2009, the Company sold three container vessels and a product tanker to unaffiliated purchasers for approximately $61,900. The gain on sale of these vessels was $7,985.

On January 7, 2010, the Company sold the Saronikos Bridge to an unrelated party for net proceeds of $5,348. The gain on the sale of the vessel amounted to $1,226. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 24). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.

On January 20, 2010, the Company sold the MSC Seine to an unrelated party for net proceeds of $5,399. The gain on the sale of the vessel amounted to $1,271. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Note 24). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.

The Company determined that the sale of these vessels met the requirements as discontinued operations, which are reflected in the Company’s consolidated statements of income for all periods presented.

The following table represents the revenues and net income from discontinued operations:

	Successor		Predecessor
		October 14,	January 1,
	Year Ended	2009 to	2009 to	Year Ended
	December 31,	December 31,	October 13,	December 31,
	2010	2009	2009	2008

Operating Revenues	$1,207	$1,591	$11,679	$22,777
Net income / (loss)	$2,769	$(2,007)	$(30,316)	$(23,255)

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures.

26.	SUBSEQUENT EVENTS

a) In February 2011, the Newlead Compass (72,934 dwt) and the Newlead Compassion (72,782 dwt) each have been chartered-out for a five-year period. The Newlead Compassion commenced its charter in May 2011 while the Newlead Compass is expected to commence its charter during the third quarter of 2011. The net daily charter-out rate for each vessel will be $11.70 for the first year, $13.65 for the second, third and fourth year and $15.60 for the fifth year. In addition, during the term of the charters, NewLead will have a profit-sharing interest equal to 50% of the actual earnings up to $26.00 per day and 30% above such amount.

b) In accordance with the board resolutions dated November 13, 2009, an annual restricted share grant in an aggregate amount of 8,335 restricted common shares was issued to the independent directors of the Board on February 1, 2011. These restricted common shares vest 100% on the first anniversary date of the grant. Moreover, the Company, in accordance with the 2005 equity incentive plan granted to its employees an aggregate amount of 365,250 common shares with an effective grant date April 1, 2011. These common shares vest 100% on the second anniversary date of the grant.

c) In March 2011, the Company announced that two of its product tankers, the Hiona and the Hiotissa, will participate in Scorpio’s Handymax Tanker Pool (“SHTP”), a major tanker pool with more than 30 vessels currently participating. The Hiona (37,337 dwt, 2003-built) is expected to enter in the second quarter of 2011 and the Hiotissa (37,329 dwt, 2004-built) entered SHTP pool in April 2011 and both will participate for a minimum of one year.

d) On April 29, 2011, the vessel M/V Grand Venetico was renamed to M/V Newlead Venetico.

e) On May 9, 2011, the Company entered into a Loan Agreement with First Business Bank for a loan facility of up to $12,000, in relation to the Newlead Prosperity, out of which $11,921 has been drawn. The loan is payable in one balloon payment due in May 2013, unless the Company proceeds with a successful raising of equity of at least $40,000 upon completion of which the loan must be prepaid in full. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 7.3% (assuming current LIBOR of 0.252%, plus a 7.0% margin). This loan facility, includes, among other things, a value to loan ratio that must be at least 120% from January 1, 2013 until maturity date and financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 30% only for the financial year ending December 31, 2013; (ii) liquidity of not less than 5% of the total debt (as defined in the

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

loan facility) during the period the loan facility remains outstanding, , although the Company is not subject to such covenant throughout December 31, 2012; (iii) working capital (as defined in the loan facility) to be not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio (as defined in the loan facility), on a financial year basis of 2.5:1, only for the financial year ending December 31, 2013.

f) In June 2011, the Post Panamax newbuilding vessel, named the Newlead Endurance, was delivered from a Korean shipyard. The Company financed the vessel through a combination of cash from the balance sheet and a sale and bareboat leaseback transaction pursuant to an agreement with Northern Shipping Fund LLC. The consideration for the sale was $37,000 and the bareboat leaseback charter period is seven years. NewLead retains call options to buy the vessel back during the lease period at pre-determined decreasing prices, at the end of each of the seven years starting from the first year, and it is obligated to repurchase the vessel for approximately $26,500 at the end of the lease term. The repurchase obligation will be paid in cash. The net rate of the bareboat charter is $9.5 per day throughout the lease period. NewLead will continue to earn charter hire on the current time charter on the vessel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer

Dated: June 30, 2011