Form 20-F
period 2011-12-31
NewLead Holdings Ltd.
filed 2012-05-15
CIK 1322587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

001-32520

NEWLEAD HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

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

There were 7,837,649 and 19,929,763 of the registrant's common shares outstanding as of December 31, 2011 and May 15, 2012, respectively.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

Explanatory Note

This Annual Report on Form 20-F for the year ended December 31, 2011 includes a restatement of our (1) our consolidated balance sheet as of December 31, 2010; (2) our consolidated statements of operations for the year ended December 31, 2010 and for the period October 14, 2009 to December 31, 2009; (3) our consolidated statements of changes in shareholders’ equity for the year ended December 31, 2010 and for the period October 14, 2009 to December 31, 2009; (4) certain balance sheet selected financial data as of and for the periods referenced in (1) through (3) above and as of December 31, 2009; and (5) our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2010 and for the period October 14, 2009 to December 31, 2009, contained in Item 5 of this Annual Report on Form 20-F.

Subsequent to the issuance of the Company’s 2010 and 2009 (successor) consolidated financial statements, the Company determined that the method used to amortize the beneficial conversion feature (“BCF”) on its 7% senior unsecured convertible notes was erroneous because the Company had previously amortized the BCF on a straight line basis, rather than using the effective interest rate method. This resulted in a material error and the restatement of the Company’s 2010 and 2009 (successor) financial statements. The impacts of the restatement are summarized in the following table:

	As of and for the Year Ended December 31, 2010			As of December 31, 2009 and for the Period From October 14, 2009 to December 31, 2009
	As Previously Reported	As Restated	As Reported*	As Previously Reported	As Restated	As Reported*

Senior convertible 7% notes	$55,877	$45,230	$45,230	$41,430	$39,283	$39,283
Total non-current liabilities	$591,360	$580,713	$580,713	$272,597	$270,450	$270,450
Total liabilities	$686,099	$675,452	$675,452	$326,857	$324,710	$324,710
Accumulated deficit	$(132,721)	$(122,074)	$(122,074)	$(37,872)	$(35,725)	$(35,725)
Total shareholders' equity	$75,634	$86,281	$86,281	$158,512	$160,659	$160,659

Interest and finance expense	$(44,899)	$(36,399)	$(28,723)	$(23,996)	$(21,849)	$(20,697)
Loss from continuing operations	$(97,618)	$(89,118)	$(77,286)	$(35,865)	$(33,718)	$(31,316)
Net loss	$(94,849)	$(86,349)	$(86,349)	$(37,872)	$(35,725)	$(35,725)
Loss per share basic and diluted - continuing operations	$(14.03)	$(12.81)	$(11.11)	$(6.42)	$(6.03)	$(5.60)
Loss per share basic and diluted – total	$(13.63)	$(12.41)	$(12.41)	$(6.78)	$(6.39)	$(6.39)

*	In addition, and unconnected to the correction of the error, the amounts presented reflect the retrospective application of discontinued operations for all periods presented. Refer to Note 25 (Discontinued Operations) in the accompanying consolidated financial statements.

The Company has restated its consolidated financial statements as of and for the year ended December 31, 2010 and for the period from October 14, 2009 to December 31, 2009 (the “Restated Financial Statements”) to reflect the adjustments discussed above. The Restated Financial Statements are otherwise identical in all respects to the financial statements contained in the Company’s annual reports for 2010 and 2009, except as noted above. New Reports of Independent Registered Public Accounting Firms have been issued in relation to the audit of the Restated Financial Statements.

In connection with the restatement described above, we have concluded that we did not maintain effective disclosure controls and procedures and internal controls over financial reporting as of December 31, 2011. Refer to “Part II —Item 15. Controls and Procedures” for additional information.

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In this report, "we," "us," "our," "NewLead" and the "Company" all refer to NewLead Holdings Ltd. and its subsidiaries.

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

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, our ability to come to a satisfactory resolution with our lenders in our ongoing debt restructuring process, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; our ability to obtain coal supplies and trends and other factors relating to coal prices and the coal market; and anticipated developments with respect to any pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to come to a satisfactory resolution with our lenders in our ongoing debt restructuring process; the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; default by one or more charterers of our vessels; our ability to complete documentation of agreements in principle; changes in demand for oil and oil products; the effect of changes in OPEC's petroleum production levels; worldwide oil consumption and storage; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled dry-docking; additional time spent in completing repairs; changes in NewLead's voyage and operating expenses, including bunker prices, dry-docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; domestic and international political conditions; potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists or pirates; material adverse events affecting NewLead; changes that may affect the price of coal and other factors relating to the coal market; the failure of our third-party supplies to provide us with our coal supplies in accordance with our supply contracts; and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission, or the SEC, from time to time.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Unless the context otherwise requires, as used in this report, the terms "the Company," "we," "us" and "our" refer to NewLead Holdings Ltd. and all of its subsidiaries. We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Recent Developments

The Fleet

As discussed elsewhere in this annual report, we have had a significant reduction in the size of our fleet. As of May 14, 2012, we had a fleet of five vessels. We expect further reductions in our fleet.

We continue to negotiate with Piraeus Bank in respect of (a) the sale of the vessels Hiona and Hiotissa and (b) an agreement by which Piraeus will release us from all debt obligations arising under the related credit facilities in exchange for equity in the Company.

Also included in the five vessels is one newbuilding. Due to the delay in our payment of an installment of $7.4 million, we are currently in default under the shipbuilding contract of this hull and have not received delivery of this hull. We are currently in discussions with the lenders, the shipyard and a potential buyer in respect of the sale of this hull and the release of our obligations under the loan agreement.

We are currently in negotiations with WestLB to amend the terms of the loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis after the closing of the Restructuring described herein and enable the Newlead Victoria, a drybulk Panamax vessel, to stay within the group. This vessel is subject to a floating rate time charter which may expire as early as July 2012 or as late as October 2012. The vessel owner has the right to an earlier redelivery of the vessel, at any time within the charter duration, subject to the vessel owner tendering three months’ advance notice to the charterers.

We are currently in negotiations with Marfin to amend the terms of the loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis after the closing of the Restructuring described herein and enable the Newlead Markela, a drybulk Panamax vessel to stay within the group.

Restructuring of Our Indebtedness

Due to the economic conditions and operational difficulties of the Company, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% senior unsecured convertible notes (the "7% Notes") and the counterparties to our capital leases (collectively, the agreements governing such debt, the “Financing Documents”). See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the various Financing Documents. As part of those discussions, we appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of the overall restructuring proposal described below. The aim of the restructuring is to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis (the “Restructuring”).

Since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we have not obtained waivers of these defaults from our lenders. From July 1, 2011 through May 14, 2012, and as part of our restructuring efforts, our lenders seized four of our vessels and we sold 13 vessels. The sales proceeds have been and are expected to be insufficient to fully repay the related debt and therefore, we will continue to have significant debt. All of our debt is currently under restructuring negotiations. We are currently in discussions with our lenders regarding the future use of three of our five remaining vessels.

During the Restructuring process, our lenders have continued to reserve their rights in respect of such defaults other than as detailed below in respect of the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement. Except for the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement, our lenders have not exercised their remedies at this time including demand for immediate payment; however, our lenders could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with all our lenders in the Restructuring or at all.

On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”). The Restructuring Proposal included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). We have been engaged in negotiations with our lenders regarding the terms of the Restructuring Proposal but our lenders have not yet approved the Restructuring Proposal and such changes have not been implemented as of the filing of this annual report.

Notwithstanding the above, we have made progress in completing various parts of the Restructuring Proposal and continue to remain in discussions with our remaining lenders. During 2011 and through May 15, 2012, we have sold, disposed of or handed control over to our lenders a total of 17 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring.

As of May 15, 2012, we remain in advanced negotiations with several lenders of our secured debt. In addition we will issue common shares to certain remaining lenders as part of their consideration for releasing us from all debt obligations arising under their respective Financing Documents. We have not resolved various issues in respect of the remaining lenders and therefore the completion of the Restructuring is still subject to the negotiation and execution of definitive agreements. As such, there is no assurance that such agreements will be reached on the contemplated terms as highlighted herein or at all.

As of December 31, 2011, our outstanding indebtedness was $572.2 million, excluding the $71.6 million of unamortized beneficial conversion feature, or BCF, treated as a discount on the outstanding $125.0 million of 7% Notes. From January 1, 2012 through May 14, 2012, and as a result of the sale, disposal of or handing control of vessels and hulls to our lenders, our indebtedness has been decreased by an aggregate amount of approximately $157.1 million. Despite our restructuring efforts over the last several months, as of May 14, 2012 we continue to have:

•	$56.5 million ($31.2 million relating to the Marfin Credit Facility (as defined below) and $25.3 million relating to the WestLB loan agreement) of outstanding debt for vessels that we expect will remain in our possession after the completion of the Restructuring.

•	$75.6 million ($69.8 million relating to the Piraeus Bank credit facilities and $5.8 million relating to the Handysize Syndicate Facility Agreement (as defined below)) of outstanding debt for vessels currently in our possession that we expect to sell and apply the proceeds thereof against the related debt.

•	$158 million ($76.8 million relating to the Kamsarmax Syndicate Facility Agreements (as defined below) and $81.2 million relating to the Lemissoler Sale and Leaseback agreements) of liabilities for vessels that we already handed control over to the lenders but have not yet obtained final releases.

•	$125 million of 7% Notes outstanding, for which we are currently in negotiations to convert such notes to equity prior to the completion of the Restructuring.

While we continue to use our best efforts to complete the Restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the Restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the Restructuring and failure to obtain such releases could materially and adversely affect our business and operations and the impact of the final terms of any restructuring is uncertain.

We will continue to have a high degree of indebtedness after the completion of our ongoing restructuring.

The following sets forth the terms of the completed steps to the Restructuring to date and a description of the status of those elements which have yet to be completed.

Syndicate Facility Agreement

On December 22, 2011, with the consent of the lenders under our revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent (the “Facility Agreement”), we successfully completed the sale of the Newlead Fortune and the Newlead Avra with gross proceeds of approximately $64.5 million. On January 31, 2012, with the consent of the lenders under our Facility Agreement, we successfully completed the sale of the Newlead Compass and the Newlead Compassion with gross proceeds of approximately $80.2 million. Such gross proceeds were applied towards the full and final satisfaction of all liabilities owed to the lenders under the Facility Agreement (other than fees owing to the lenders of approximately $0.6 million pursuant to a letter of undertaking dated February 3, 2012 (the “Fees”)). As a result of the sale of the Newlead Compass and Newlead Compassion our overall indebtedness was decreased by an aggregate amount of approximately $80.2 million after December 31, 2011. The sale of all four vessels has cumulatively reduced our indebtedness by an aggregate amount of approximately $147.9 million. In addition, we are not yet released from our obligations under the Facility Agreement until the Fees have been paid in full. We have agreed in principle with the Bank of Scotland that these Fees may be paid at some point after the closing of the Restructuring but in any event before 24 months from the date of signing the applicable agreed document. The definitive documentation in this regard is being negotiated with Bank of Scotland.

Kamsarmax Syndicate Facility Agreements

On February 24, 2012, the Bank of Scotland plc issued notices of enforcement and notices of default and acceleration in relation to the senior loan agreement and the junior loan agreement, each dated April 15, 2010 (collectively, the “Kamsarmax Syndicate Facility Agreements"), between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62.7 million and $13.9 million under the Kamsarmax Syndicate Facility Agreements and sought a declaration, that, among other things, the Bank of Scotland is entitled to make a demand against the Company in respect of sums owing under the Kamsarmax Syndicate Facility Agreements. Ayasha and Bethune were the shipowning companies of the motor vessels “Newlead Tomi” and “Newlead Gujarat,” respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax facilities and the vessels were handed over to the lenders’ control.

We have agreed in principle with the Bank of Scotland in respect of releasing us from all of our obligations and liabilities under the Kamsarmax Syndicate Facility Agreements in return for a waiver from us to any claims, actions or remedies that we may have against the Bank of Scotland and a definitive release documentation on this point is being negotiated. The vessels have already been delivered to the new managers. We are currently working towards definitive documentations that would release us from our obligations under the Kamsarmax Syndicate Facility Agreements. However, there can be no assurance that we will be able to reach an agreement with the Bank of Scotland under acceptable terms or at all.

First Business Bank (FBB) Credit Facility

On August 12, 2011, we entered into an agreement with FBB-First Business Bank S.A. (“FBB”) for the sale of two vessels, the Newlead Spartounta and the Newlead Prosperity (the “FBB Vessel Agreement”), with the net proceeds of such sales to be applied towards (a) the full and final satisfaction of all indebtedness owed to FBB under the credit facilities relating to the Newlead Spartounta and the Newlead Prosperity, and (b) the payment of outstanding trade and vendor payments. The sale of these vessels has been completed and FBB has released us from all of our liabilities and obligations under these credit facilities and related documents.

EFG Eurobank Credit Facility

On February 10, 2012, with the consent of EFG Eurobank (“EFG”), we agreed to the sale of the Newlead Esmeralda for proceeds of approximately $11.4 million with the net proceeds of the sale being applied towards (a) the full and final satisfaction of all indebtedness owed to EFG under our loan agreement with EFG and (b) the payment of outstanding trade and vendor payments. The sale of this vessel has been completed and EFG has released us from all of our liabilities and obligations under this credit facility and related documents. As result of such sale, our overall indebtedness was decreased by an aggregate amount of $11.0 million.

Marfin Credit Facility and 7% Notes

On April 5, 2012, with the consent of Marfin Egnatia Bank Societe Anonyme (“Marfin”), we entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for net proceeds of approximately $9.0 million. Marfin applied the net proceeds of such sale received by it towards the payment of certain amounts relating to claims against the Newlead Venetico, the payment of certain fees and the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico. We are currently in discussions with Marfin regarding certain amendments to our credit facility with them (the “Marfin Credit Facility”) whereby this facility would be amended and restated to reduce the overall committed amount thereunder to the existing outstanding amount of approximately $31.2 million and to enable us to comply with certain covenants under the facility on an ongoing basis after the closing of the Restructuring. We are also in discussions with Marfin regarding a conversion agreement in respect of the 7% Notes (for which Marfin is the indenture trustee), whereby Marfin would convert all debt claims Marfin may have against us arising under the 7% Notes into equity of the Company. The terms of any such amendment and restatement agreement, debt conversion and share issuance is still under negotiation and subject to the execution of legally binding agreements. There is no assurance that we will complete such documentation or the Restructuring in this regard.

Piraeus Bank (Piraeus) Credit Facilities

On December 29, 2011, with the consent of Piraeus Bank, we entered into an agreement for the sale of the Grand Ocean and that vessel was delivered to the buyer on January 11, 2012 for net proceeds of approximately $8.2 million. Piraeus applied the net proceeds of such sale received by it towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Grand Ocean in a total aggregate amount of $6.5 million and (b) the payment of outstanding trade and vendor payments. The total outstanding balance under the loan agreement for the Grand Ocean is $11.2 million as of May 14, 2012.

We continue to negotiate with Piraeus Bank in respect of (a) the sale of the vessels Hiona and Hiotissa and (b) an agreement by which Piraeus will release us from all debt obligations arising under the related credit facilities in exchange for equity in the Company.

The terms and conditions of any agreement between ourselves and Piraeus Bank regarding the sale of Hiona and Hiotissa, and any agreements relating to the release of obligations under the related agreements is subject to negotiating and executing legally binding documentation. There are no assurances that we will be able to complete such documentation or the Restructuring in this regard.

WestLB Bank Credit Facility

We are currently in negotiations with WestLB to amend the terms of the loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis after the closing of the Restructuring and enable the Newlead Victoria vessel to stay within the group. The terms and conditions of any agreement between us and WestLB are subject to negotiating and executing legally binding documentation. There are no assurances that we will be able to complete such documentation or the Restructuring in this regard.

Handysize Syndicate Facility Agreement

On March 21, 2012, with the consent of the lenders, we entered into a memorandum of agreement with an unrelated party for the sale of the Navios Serenity by which the vessel would be sold and the proceeds of the sale would be applied towards the outstanding balance owed under our credit facility with DVB Bank, Nord LB and Emporiki Bank (the “Handysize Syndicate Facility Agreement”). The vessel was sold on March 26, 2012 for net proceeds of approximately $26.0 million and delivered to the buyer, thereby reducing overall indebtedness owed under that facility by $25.0 million. We remain liable under the Handysize Facility Agreement to the lenders in respect of the Hull 4029 and are in discussions with the lenders, the yard and the buyer in respect of the sale of this vessel. The lenders will not release us from all of our obligations under the Handysize Syndicate Facility Agreement and related documents unless and until this vessel is sold. The terms and conditions of any agreement between us and the lenders are subject to negotiating and executing legally binding documentation. There is no assurance that we will complete such documentation or the Restructuring in this regard.

Northern Shipping Fund (NSF)

On March 14, 2012, the Company received enforcement notices from Endurance Shipping LLC whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter. On March 31, 2012, the Company entered into a deed of release with Endurance Shipping LLC, the owner of the Newlead Endurance, pursuant to which the Company was unconditionally released from its guarantee under the bareboat charter for the Newlead Endurance, which had been chartered-in by Curby Navigation Ltd. In connection with the enforcement notices, the Company also received a termination notice in respect of the ship management agreement between Curby Navigation Ltd. and NewLead Bulkers S.A., which had been the manager of the Newlead Endurance.

On March 14, 2012, we redelivered the Newlead Endurance to NSF pursuant to a redelivery agreement in respect of the capital leasing arrangement. As part of this redelivery agreement, the Company was released from all its obligations and liabilities under the relevant finance lease documentation, resulting in a decrease of $26.3 million under the finance lease liability.

Lemissoler Sale and Leaseback Agreements

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, we completed the redelivery of four dry bulk vessels, the "Australia", the "Grand Rodosi", the "China" and the "Brazil", to their owners which are affiliates of Lemissoler Maritime Company W.L.L. ("Lemissoler"). Although these vessels have been redelivered to Lemissoler, we are still liable under the sale and leaseback agreements in respect of settlement of trade payables, amounts owing to the owners as a result of the termination of those agreements and other liabilities in relation to the four vessels. We are in discussions with Lemissoler to address these outstanding issues and are seeking to enter into a settlement agreement in this regard whereby Lemissoler will convert any debt claims they may have against us into equity of the Company.

The terms and conditions of any agreement between us and Lemissoler are subject to negotiating and executing legally binding documentation. There are no assurances that we will be able to complete such documentation or the Restructuring in this regard.

New Joint Venture for purchase and trading of coal

In April 2012, our U.S. subsidiary entered into a joint venture arrangement with a third party to purchase thermal coal (used in power plants for electricity generation and any other industrial use) from reserves located in Kentucky, USA.  The joint venture has entered into agreements to purchase certain quantities of thermal coal with specified minimum qualities (after processing at the mine by the mine operator) over a five-year period with roll-over options.  We expect to market and distribute the thermal coal to end users or distributors, located primarily in Asia, and transport it using vessels from the market as well as our vessels.  In connection with entering into the joint venture arrangement, our U.S. subsidiary was converted from a Delaware limited liability company into a Delaware corporation and its name was changed from NewLead Holdings (US) LLC to NewLead Holdings (US) Corp. Once the new joint venture becomes operational, it may result in a new segment.

Share Issuances to Employees, Directors, Officers, Vendors, Former Employees and Consultants

On February 15, 2012,we issued the following common shares: (i) 1,261,166 shares to employees, officers and consultants under our 2005 Equity Incentive Plan (the "Plan"); (ii) 560,000 shares to board of directors members under the Plan; (iii) 69,334 shares to Terra Stabile A.E. and 5,247 shares to Meltemi Deck E.P.E. in accordance with the resolutions of the Compensation Committee, dated December 21, 2011, and the related settlement agreements for amounts due to them; (iv) 50,057 shares to former employees, officers and consultants, which vested immediately, in accordance with the resolutions of the Compensation Committee, dated December 21, 2011; (v) 866,668 shares to two of our executive officers, Nicholas G. Fistes, Chairman, and Michail S. Zolotas, Deputy Chairman, Chief Executive Officer and President.

On February 28, 2012, we issued 6,550,000 common shares to various vendors to settle outstanding invoices in accordance with the resolutions of the Compensation Committee, dated February 24, 2011.

On April 24, 2012, we issued the following common shares: (i) 507,000 additional shares to former employees, officers and consultants, which vested immediately, in accordance with the resolutions of the Compensation Committee, dated April 6, 2012; (ii) 227,273 shares to Terra Stabile A.E. and 11,229 shares to Terra Norma SA in accordance with the resolutions of the Compensation Committee, dated April 6, 2012, and the related settlement agreements for amounts due to them; (iii) 731,140 shares to J Mining and Energy Group, Inc in accordance with the resolutions of the Board of Directors, dated April 5, 2012 and the related share issuance agreement; (iv) 303,864 common shares to two vendors to settle outstanding invoices in accordance with the resolutions of the Compensation Committee, dated April 6, 2012 and the related settlement agreements for amounts due to them and (v) 750,000 common shares to one vendor to settle an outstanding balance in accordance with the resolutions of the Board of Directors, dated April 17, 2012, and the related settlement agreement for amounts due to the vendor.

Employment Agreements and Severance Agreements

On January 2, 2012, we entered into employment agreements with two of our executive officers, Nicholas G. Fistes, Chairman, and Michail S. Zolotas, Deputy Chairman, Chief Executive Officer and President, which entitle each executive to an annual base salary and an annual incentive bonus that is payable in common shares. On January 2, 2012, we also entered into severance agreements with certain of our key employees, other than Messrs. Fistes and Zolotas. See “Item 6. Directors, Senior Management and Employees” for more details relating to the employment agreements and the severance agreements.

NASDAQ Compliance Notice

On March 15, 2012,we received notification from the NASDAQ Listing Qualifications department that we had regained compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) of $5,000,000 for continued listing set forth in Listing Rule 5450(b)(1)(C) as our MVPHS was $5,000,000 or more for 10 consecutive business days. Furthermore, on March 29, 2012, we received notification from the NASDAQ Listing Qualifications department that we had regained compliance with the bid price requirement pursuant to NASDAQ Listing Rule 5810 (c)(3)(A) as the closing bid price of our common shares exceeded $1.00 for 10 consecutive business days.

A.	Selected Financial Data

The NewLead historical successor information is derived from the audited consolidated financial statements of NewLead for the years ended December 31, 2011 and 2010and for the period from October 14, 2009 to December 31, 2009. The NewLead historical predecessor information is derived from the audited consolidated financial statements as of and for the years ended December 31, 2008, 2007, and for the period from January 1, 2009 to October 13, 2009. The information is only a summary and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements and the audited financial statements of our predecessor and notes thereto contained in this report. "Predecessor" refers to NewLead Holdings Ltd. prior to the Company’s $400 million recapitalization on October 13, 2009, and "Successor" refers to NewLead Holdings Ltd. after the recapitalization on October 13, 2009. Please see the discussion in "Item 5. Operating and Financial Review and Prospects — Lack of Historical Operating Data for Vessels Before their Acquisition."

We have also restated our previously issued 2010 and 2009 (successor) consolidated financial statements. See the discussion immediately following the table below for a summary of the restatement.

	Successor			Predecessor
	Year Ended	Year Ended	October 14 to	January 1 to	Year Ended	Year Ended
	December 31,	December 31,	December 31,	October 13,	December 31,	December 31,
	2011	2010	2009	2009	2008	2007
		(Restated)	(Restated)
Statement of Operations Data
Operating revenues	68,637	57,926	7,273	14,509	31,618	31,714
Vessel operating expenses	(23,542)	(24,486)	(4,569)	(15,321)	(14,920)	(13,792)
Management fees	-	(807)	(213)	(584)	(973)	(869)
General & administrative expenses	(20,541)	(15,455)	(11,931)	(8,392)	(7,811)	(5,248)
Depreciation and amortization expenses	(31,695)	(22,185)	(1,521)	(6,331)	(7,969)	(6,925)
Impairment losses	(203,683)	(39,515)	-	(40,859)	-	-
Operating (loss)/income from continuing operations	(214,258)	(50,699)	(13,409)	(63,508)	(7,189)	1,107
Interest and finance expense, net	(44,261)	(28,723)	(20,697)	(6,624)	(6,348)	(4,088)
Other income/(expenses), net	97	(3)	-	31	45	19
Loss from continuing operations	(258,215)	(77,286)	(31,316)	(67,080)	(19,791)	(6,476)
Net loss	(290,395)	(86,349)	(35,725)	(125,764)	(39,828)	(8,733)
Loss per share (basic and diluted) continuing operations	(34.84)	(11.11)	(5.60)	(28.00)	(8.29)	(2.73)
Loss per share (basic and diluted)	(39.18)	(12.41)	(6.39)	(52.49)	(16.69)	(3.68)
Cash dividends declared per share	-	-	-	-	1.20	7.56
Weighted average number of shares (basic and diluted)	7,411,600	6,958,903	5,588,937	2,395,858	2,386,182	2,373,238
Balance Sheet Data (at period end)
Cash and cash equivalents	5,119	67,531	106,255	-	4,009	12,444
Restricted cash (current)	250	12,606	403	1,898	8,510	39
Total current assets	33,723	102,569	121,421	10,018	19,741	20,199
Restricted cash (non-current)	31	30,700	9,668	-	-	1,548
Total assets	396,752	761,733	485,369	196,849	317,777	425,491
Current portion of long-term debt	339,722	26,773	14,240	221,430	223,710	284,800
Total current liabilities	583,604	94,739	54,260	256,303	251,489	311,997
Long-term debt	-	543,591	262,313	-	-	-
Total liabilities	599,186	675,452	324,710	256,303	252,261	318,372
Total shareholders' equity / (deficit)	(202,434)	86,281	160,659	(59,454)	65,516	107,119
Other Financial Data (for period ending)
Net cash (used in)/provided by operating activities	(3,089)	(9,685)	(5,869)	(10,557)	2,901	17,581
Net cash (used in)/provided by investing activities	(69,612)	(22,189)	-	2,216	61,083	(2,008)
Net cash provided by/(used in) financing activities	10,289	(6,850)	112,124	4,332	(72,419)	(14,741)
Net (decrease)/increase in cash and cash equivalents	(62,412)	(38,724)	106,255	(4,009)	(8,435)	832
Cash dividends paid	-	-	-	-	(2,862)	(17,970)
Fleet Data (at period end)
Number of product tankers owned (1)	4	6	9	9	9	10
Number of container vessels owned (2)	-	-	2	2	3	5
Number of dry bulk vessels owned (3)	13	12	3	-	-	-

(1):	Includes two tankers for 2011 and four tankers for other periods presented. Considered to be discontinued operations for all periods presented.
(2):	Considered discontinued operations for all periods presented.
(3):	Includes four dry bulk vessels for 2011 and 2010 and one dry bulk vessel for the October to December 2009 period considered to be discontinued operations for all periods presented.

Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Company’s 2010 and 2009 (successor) consolidated financial statements, the Company determined that the method used to amortize the beneficial conversion feature (“BCF”) on its 7% senior unsecured convertible notes was erroneous because the Company had previously amortized the BCF on a straight line basis, rather than using the effective interest rate method. This resulted in a material error and the restatement of the Company’s 2010 and 2009 (successor) financial statements. The impacts of the restatement are summarized in the following table:

	As of and for the Year Ended December 31, 2010			As of December 31, 2009 and for the Period From October 14, 2009 to December 31, 2009
	As Previously Reported	As Restated	As Reported*	As Previously Reported	As Restated	As Reported*

Senior convertible 7% notes	$55,877	$45,230	$45,230	$41,430	$39,283	$39,283
Total non-current liabilities	$591,360	$580,713	$580,713	$272,597	$270,450	$270,450
Total liabilities	$686,099	$675,452	$675,452	$326,857	$324,710	$324,710
Accumulated deficit	$(132,721)	$(122,074)	$(122,074)	$(37,872)	$(35,725)	$(35,725)
Total shareholders' equity	$75,634	$86,281	$86,281	$158,512	$160,659	$160,659

Interest and finance expense	$(44,899)	$(36,399)	$(28,723)	$(23,996)	$(21,849)	$(20,697)
Loss from continuing operations	$(97,618)	$(89,118)	$(77,286)	$(35,865)	$(33,718)	$(31,316)
Net loss	$(94,849)	$(86,349)	$(86,349)	$(37,872)	$(35,725)	$(35,725)
Loss per share basic and diluted - continuing operations	$(14.03)	$(12.81)	$(11.11)	$(6.42)	$(6.03)	$(5.60)
Loss per share basic and diluted – total	$(13.63)	$(12.41)	$(12.41)	$(6.78)	$(6.39)	$(6.39)

*	In addition, and unconnected to the correction of the error, the amounts presented reflect the retrospective application of discontinued operations for all periods presented. Refer to Note 25 (Discontinued Operations) in the accompanying consolidated financial statements.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Company Specific Risk Factors

There is substantial doubt about our ability to continue as a going concern. Although we are currently undertaking restructuring efforts to strengthen our financial position, there is no guarantee that we will be able to complete our restructuring efforts in a satisfactory manner.

Our financial statements were prepared using principles under Generally Accepted Accounting Principles in the United States of America (GAAP) applicable to a going concern. However, because of our losses, working capital deficiency, negative operating cash flow and shareholders’ deficiency, we concluded that there is substantial doubt as to our ability to continue as a going concern.

Over the past year, we have experienced a decline in our liquidity and cash flows, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations. Charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter rates for product tankers are significantly lower than applicable historical averages and charter hire rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.

Furthermore, recent economic conditions have caused certain of our charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who chartered three of our vessels during 2011, was having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest vessels which are owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. In connection thereto and due to delayed payments by this charterer, we have withdrawn two of the vessels from their employment during 2011 and the third vessel during 2012 and filed a claim for amounts already due as well as damages arising from cancelling those employment contracts. These vessels were chartered out at rates significantly above market, and since we were forced to reclaim and re-charter these vessels, we experienced a significant reduction in the cash flow from these vessels, which in turn further impaired our liquidity.

As a result of the conditions set out above, since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we have not obtained waivers of these defaults from our lenders. During the Restructuring process, our lenders have continued to reserve their rights in respect of such defaults other than those as detailed in this annual report in respect of the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement. Except for the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement, our lenders have not exercised their remedies at this time, including demand for immediate payment; however, our lenders could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with all our lenders in the Restructuring Proposal, or at all.

Due to the economic conditions and operational difficulties described elsewhere in this annual report, we entered into restructuring discussions with the lenders under the Financing Documents. As part of those discussions, we appointed Moelis to act as our financial advisors in respect of the overall Restructuring Proposal.

On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive Restructuring Proposal. The Restructuring Proposal included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). We have been engaged in negotiations with our lenders regarding the terms of the Restructuring Proposal but our lenders have not yet approved the Restructuring Proposal and such changes have not been implemented as of the filing of this annual report. See “Item 3. Key Information—Recent Developments—Restructuring of Our Indebtedness” for a discussion of the status of our restructuring negotiations.

During 2011 and through May 15, 2012, we have sold, disposed of or handed control over to our lenders a total of 17 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring.

As of May 15, 2012, we remain in advanced negotiations with several lenders of our secured debt. In addition we will issue common shares to certain remaining lenders as part of their consideration for releasing us from all debt obligations arising under their respective Financing Documents. We have not resolved various issues in respect of the remaining lenders and therefore the completion of the Restructuring is still subject to the negotiation and execution of definitive agreements. As such, there is no assurance that such agreements will be reached on the contemplated terms as highlighted herein or at all.

As of December 31, 2011, our outstanding indebtedness was $572.2 million, excluding the $71.6 million of unamortized beneficial conversion feature, or BCF, treated as a discount on the outstanding $125.0 million of 7% Notes. From January 1, 2012 through May 14, 2012, and as a result of the sale, disposal of or handing control of vessels and hulls to our lenders, our indebtedness has been decreased by an aggregate amount of approximately $157.1 million. Despite our restructuring efforts over the last several months, as of May 14, 2012 we continue to have:

•	$56.5 million ($31.2 million relating to the Marfin Credit Facility and $25.3 million relating to the WestLB loan agreement) of outstanding debt for vessels that we expect will remain in our possession after the completion of the Restructuring.

•	$75.6 million ($69.8 million relating to the Piraeus Bank credit facilities and $5.8 million relating to the Handysize Syndicate Facility Agreement) of outstanding debt for vessels currently in our possession that we expect to sell and apply the proceeds thereof against the related debt.

•	$158 million ($76.8 million relating to the Kamsarmax Syndicate Facility Agreements and $81.2 million relating to the Lemissoler Sale and Leaseback agreements) of liabilities for vessels that we already handed control over to the lenders but have not yet obtained final releases.

•	$125 million of 7% Notes outstanding, for which we are currently in negotiations to convert such notes to equity prior to the completion of the Restructuring.

While we continue to use our best efforts to complete the Restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the Restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the Restructuring and failure to obtain such releases could materially and adversely affect our business and operations and the impact of the final terms of any restructuring is uncertain.

We will continue to have a high degree of indebtedness after the completion of our ongoing restructuring.

Furthermore, although the Restructuring, if successful, will reduce our outstanding debt obligations, we will likely be issuing significant additional equity that will dilute the existing shareholders. The dilution will not be determined until the final terms of the entire Restructuring have been finalized or, following such completion, if there are any contingent obligations. Such additional issuances, individually or in the aggregate, will significantly impact the trading price of our common shares and may also impact our continued listing on NASDAQ.

During the restructuring process, we will most likely be unable to incur any additional indebtedness. Furthermore, it may continue to be difficult for us to incur additional debt on commercially reasonable terms after the restructuring is completed, even if we are permitted to do so under our debt agreements. This may limit our ability to pursue activities that our management considers to be beneficial to us, which may further impair our financial condition.

Additionally, the ultimate accounting impact of the Restructuring is unknown and will not be determined until the final terms of the Restructuring is reached between the various lenders. Ultimately, we anticipate that our shareholders’ equity will be significantly impacted by the Restructuring, which could negatively impact the trading of our common shares and our ability to remain listed on NASDAQ.

All of the above raises substantial doubt regarding our ability to continue as a going concern.

Long-term debt and capital lease obligations have been classified as current liabilities due to covenant violations that give the lenders the right to call the debt at the balance sheet date, absent waivers. Accordingly, as of December 31, 2011, we have reclassified all of our long term debt and capital leases as current liabilities in our consolidated balance sheet, since we have not received waivers in respect of the covenants that were breached at such time. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. See also Item 5. “Operating and Financial Review and Prospects – Going Concern” for more information.

Our existing debt agreements contain and our future debt agreements will contain restrictions and limitations that could significantly impact our ability to operate our business and if we receive waivers and/or restructure our indebtedness, our lenders may impose additional restrictions on us and/or modify the terms of our loans. Any default or breach of the covenants in our debt agreements could have a material adverse effect on our operations and financial position.

As a result of our recapitalization in 2009, new financial covenants were put in place. Except for working capital (as defined in each respective facility agreement) and minimum liquidity, all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of each of the facility agreements. Our facility agreements require us to maintain compliance with certain financial covenants as of the end of each fiscal quarter. They contain certain restrictions and limitations that could significantly limit our ability to operate our business. In the absence of a consent or waiver, these restrictions may limit our ability to:

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

In addition, our existing credit facilities require us, among other things, to maintain compliance with financial covenants, which include the maintenance of the following ratios (all as defined in the respective credit facilities):

•	specific ratios of shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value;

•	working capital of not less than zero dollars;

•	maintenance of minimum liquidity requirements at five per cent of the outstanding loans;

•	maintenance of ratio of EBITDA to interest payable to specific levels;

•	maintenance of specific value to loan ratios;

•	cash sweep on the earnings of the vessels;

•	minimum interest coverage ratios; and

•	minimum market adjusted equity ratios.

As a result of such covenants, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. As discussed elsewhere in this annual report, we are also in default under all of our debt agreements and are in restructuring discussions with our lenders and, as a result, any permission or waiver to take any action under our debt agreements will most likely have to occur as part of our ongoing restructuring process. Our lenders' interests may be different from our interests, our shareholders' interests or the interests of the holders of our notes, and we cannot guarantee that we will be able to obtain our lenders' permission when needed or at all. This may prevent us from taking actions that are in our best interest. Any future debt agreement, including any debt agreement resulting from the ongoing restructuring process, may include similar or more restrictive covenants.

Our ability to comply with the covenants and restrictions contained in our existing and future debt agreements and other indebtedness may be affected by economic, financial and industry conditions and other factors beyond our control. As discussed in this annual report, we are currently in the process of restructuring our indebtedness. If we are not able to come to a resolution with our lenders regarding our existing defaults or, if we are able to come to a successful resolution, but default on our future debt obligations, and such defaults are not waived by the required lenders, the applicable creditors may accelerate such indebtedness and, in the absence of any agreement with the lenders, if such indebtedness is secured, such creditors could proceed against the collateral securing that indebtedness. In any such case, we may be unable to borrow under our credit facility agreements, if any are available at such time, and may not be able to repay the outstanding amounts due under our credit facility agreements and our outstanding notes. Furthermore, if any of our debt is accelerated, all of our other indebtedness may be accelerated pursuant to cross-acceleration or cross-default provisions. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

Furthermore, in connection with any waivers and/or restructuring of our indebtedness, our lenders may impose additional requirements or restrictions on us. Such additional restrictions may further limit our ability to engage in actions that we believe would be in the best interest of our company. The covenants under our debt agreements may also restrict our ability to fully draw on any borrowing capacity under such agreements, and in such event, any such restrictions could limit our ability to operate our business.

As discussed in this annual report, we are currently in default under our debt agreements and are in the process of restructuring our indebtedness. Certain of our indebtedness is anticipated to remain outstanding with amended terms. As part of this process, our lenders may require us to comply with certain terms, including ones that are more stringent than the terms to which we are currently subject. See “Item 3. Key Information—Recent Developments—Restructuring of Our Indebtedness” for a discussion of the status of our restructuring negotiations and the risk factor above titled “—The report of our independent registered public accounting firm states that there is substantial doubt about our ability to continue as a going concern. Although we are currently undertaking restructuring efforts to strengthen our financial position, and there is no guarantee that we will be able to complete our restructuring efforts in a satisfactory manner.”

We are highly leveraged and anticipate that we will continue to have a high degree of leverage after our restructuring. Nevertheless, we may be able to incur substantial additional debt, which could materially adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

As of December 31, 2011, our outstanding indebtedness was $572.2 million, excluding the $71.6 million of unamortized beneficial conversion feature, or BCF, treated as discount on the outstanding $125.0 million of 7% Notes. Despite our restructuring efforts over the last several months, as of May 14, 2012, we anticipate that we will continue to have a high degree of indebtedness after the completion of our ongoing restructuring.

Although it is likely that any agreements governing our future indebtedness, including the terms of any indebtedness remaining outstanding as a result of the restructuring, will contain limitations on our ability to incur indebtedness, the covenants in such debt agreements typically contain a number of exceptions. As such, we may still be able to incur a significant amount of additional indebtedness. Our high level of indebtedness could have important consequences to our shareholders.

As discussed elsewhere in this annual report, we are currently unable to meet our debt service requirements. Even if the restructuring transactions with our lenders are completed on the proposed terms being discussed, we anticipate that our indebtedness will be significant. However, subsequent to the restructuring, we anticipate that our fleet will only consist of two vessels and, as a result, we will have significantly fewer vessels from which we will be able to generate revenue. Furthermore, although we have entered into a joint venture arrangement for the purchase and trading of coal, this new joint venture remains subject to significant risks. See “Risks Relating to Our Coal Business” below. Since our relative leverage will continue to remain high after our restructuring, and since we will have a diminished basis from which we can generate revenue, there is no assurance we will be able to service our significant indebtedness even if we complete our restructuring.

Because we are highly leveraged and expect to remain highly leveraged after the restructuring, we will continue to remain subject to the following risks:

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

Highly leveraged companies are significantly more vulnerable to unanticipated downturns and setbacks, whether directly related to their business or flowing from a general economic or industry condition, and therefore are more vulnerable to a business failure or bankruptcy. Accordingly, it also heightens the risk of owning our securities.

The market values of our vessels and the related charters, if applicable, have declined and may further decrease, which could lead to the loss of our vessels and/or we may incur a loss if we sell vessels following a decline in their market value.

The fair values of our vessels have generally experienced high volatility and have recently declined significantly and resulted in an impairment charge of $152.5 million (for vessels and other fixed assets, backlog assets and vessels under construction) for the year ended December 31, 2011. If we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record further impairment adjustments in our consolidated financial statements, which could materially adversely affect our financial results.

Furthermore, our existing debt agreements contain, and our future debt agreements may contain, financial covenants based on a security cover ratio. We are currently in breach of the security cover ratio under certain of our debt arrangements (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”) and we may violate similar covenants in any future debt agreements if the value of our vessels decrease significantly. Any such violation would materially and adversely affect our financial condition.

We are currently engaged in restructuring discussions with our lenders to finalize the satisfaction and release of our obligations under certain of our debt agreements and the amendment of the terms of certain other debt agreements. As part of our restructuring efforts, we have sold, and expect to continue to sell, vessels as part of the arrangements with our lenders to reduce and discharge our obligations. During 2011 and through May 15, 2012, we have sold, disposed of or handed control over to our lenders 17 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring. We anticipate that we will sell or surrender to our lenders approximately three additional vessels, including one newbuilding. To the extent that we have sold our vessels, the sales proceeds have been used to repay related debt. However, proceeds from sale of vessels are and are expected to be insufficient to fully repay the related debt and, therefore, it is likely that we will continue to have significant debt unless we enter into satisfactory arrangements with our lenders for the discharge of all such obligations. There can be no assurance that we will be able to reach a final arrangement with our lenders at acceptable terms or at all.

For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 we were dependent upon three significant charterers for a majority of our revenues, and for the years ended December 31, 2011 and 2010, we derived 48% and 64%, respectively, of our revenue from continuing operations from three charterers, one of which is experiencing financial difficulties.

We have historically derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2011, 48% of our revenue from continuing operations was derived from three charterers (each of which comprised 22%, 16% and 10% of revenues, respectively). One of these charterers, which is chartering one of our vessels and accounted for approximately 22% of our revenues for the year ended December 31, 2011, is experiencing financial difficulties. See “Operating and Review and Prospects - Going Concern”. For the year ended December 31, 2010 and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, approximately 64%, 67% and 79%, respectively, of our revenue was derived from three charterers. The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition. Refer to Note 20 (Segment Information) in the accompanying consolidated financial statements.

Recent economic conditions have caused certain of our charterers to experience financial difficulties. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who chartered three of our vessels during 2011, was having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest vessels which are owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. In connection thereto that and due to delayed payments by this charterer, we have withdrawn two of the vessels from their employment during 2011 and the third vessel during 2012 and filed a claim for amounts already due as well as damages arising from cancelling those employment contracts. These vessels were chartered out at rates significantly above market, and since we were forced to reclaim and re-charter these vessels, we experienced a significant reduction in the cash flow from these vessels, which in turn further impaired our liquidity.

Our charterers may terminate or default on their charters, which could materially affect our results of operations and cash flow. When the charter agreements expire or terminate, we will need to find new employment for the affected vessels in the currently depressed charter market, which may adversely affect our results of operations and cash flows.

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

Recent economic conditions may cause certain of our charterers to experience financial difficulties. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who chartered three of our vessels during 2011, was having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest vessels which are owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. In connection thereto and due to delayed payments by this charterer we have withdrawn two of the vessels from their employment during 2011 and the third vessel during 2012 and filed a claim for amounts already due as well as damages arising from cancelling those employment contracts. We also cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

Recently, charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter hire rates for product tankers are significantly lower than applicable historical averages and charter rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.

In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Furthermore, as noted in Item 4B, one of our two dry bulkers is time chartered with floating hire based on the market index (BPI), such charter is set to expire in 2012 and our two tankers, for which we are presently negotiating their sale, are employed in a tanker pool and, as a result, the earnings of these tankers are highly affected by the spot market results. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our remaining four vessels or keeping them fully employed in these short-term markets, or that future spot rates will be sufficient to enable any of such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would reduce the incremental revenue received from spot chartering and adversely affect our results of operations, including our profitability and cash flows, which, in turn, could impair our ability to service our debt.

Our vessels may be subject to periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of our newbuilding vessel, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

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

Furthermore, while the vessel is seized by pirates, the charterer may withhold charter payments until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. Despite the fact that our vessels are covered against such risks, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention and/or hijacking of our vessels as a result of an act of piracy, or an increase in cost or unavailability of insurance for our vessels could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. On January 2, 2012, we entered into employment contracts with Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain "key man" life insurance on any of our officers.

If our two tanker vessels exit the tanker pool and we are unable to operate these and other tanker vessels that we may acquire efficiently, we may be unsuccessful in competing in the highly competitive international tanker market.

The operation of tanker vessels and transportation of petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than our own. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the product tanker shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

The operation of tankers involves certain unique operational risks.

The operation of tankers has unique operational risks associated with the transportation of oil. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers. If we are unable to maintain or safeguard our vessels adequately, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We may not be able to grow or effectively manage our growth, which may negatively impact our cash flows and operating results

A part of our strategy may involve growth through expanding our fleet as opportunities are identified. Our future growth will depend on a number of factors. One of our potential growth strategies is to expand our fleet as opportunities are identified and the success of this strategy will depend on numerous factors. These factors include our ability to:

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

A deficiency in any of these factors could adversely affect our ability to achieve growth. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

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

If we are unable to fund our capital expenditures, we may not be able to take delivery of and/or operate our vessels, which would have a material adverse effect on our business.

In order to fund our capital expenditures, we may be required to incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Generally, significant capital expenditures are required to take delivery of future newbuilding vessels, if any. In addition, our existing vessels may require significant capital expenditures, such as expenditures for scheduled and unscheduled dry-docking and regulatory compliance, to continue operations. As a result, the failure to obtain the funds necessary for our capital expenditures could have a material adverse effect on our business, results of operations and financial condition.

Recently, due to the delay in our payment of an installment of $7.4 million, we received a default letter from the shipyard after the completion of the steel cutting process for Hull 4029 in September 2011. We are currently in default under the loan agreement for this hull and have not received delivery of this hull. We are currently in discussions with the lenders, the shipyard and the purchaser in respect of the sale of this vessel and the release of our obligations under the loan agreement.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel's useful life, which would materially adversely affect our business, results of operations and financial condition.

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

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2011, the value of the U.S. dollar reached a high of $1.47 and a low of $1.30 compared to the Euro. Due to the sovereign debt crisis in certain EU-member countries, the U.S. dollar-Euro exchange rate continues to experience volatility. An adverse or positive movement in these currencies could increase our expenses. During the year ended December 31, 2011, the effect was minimal.

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

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. shareholder may be able to make certain tax elections that would ameliorate these consequences. See the discussion under "Taxation — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences."

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code, referred to herein as the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as our Company and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the related treasury regulations, referred to herein as "Treasury Regulations".

We expect that we and each of our subsidiaries qualify for this statutory tax exemption, and we take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our U.S.-source income. If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. See the discussion under "Taxation — United States Federal Income Taxation of Our Company."

Industry Specific Risk Factors

Charter rates for product tankers and drybulkers are experiencing high volatility and, in view of the cyclical nature of the business, may decrease further in the future, which may adversely affect our earnings.

The degree of charter rate volatility among different types of product tankers and dry bulk vessels has varied widely and after reaching historical highs in mid-2008, charter rates for product tankers and dry bulk vessels have declined significantly. If the shipping industry is depressed when our charters expire or are otherwise terminated, our revenues, earnings and available cash flow may be adversely affected. In addition, a further decline in charter rates will likely cause the value of our vessels to further decline. Furthermore, in 2012, one of our dry bulkers is time chartered with floating hire based on the market index (BPI) and our two tankers are employed in a tanker pool and, as a result, the earnings of these tankers are highly affected by the spot market results. Also, in case any of our charterers experience financial difficulties, it may result in an increase in time for us to realize our receivables and/or our charterers may be unable to fulfill their obligations under their charters. If any of our charterers are unable to perform their obligations, we may be forced to reclaim and re-charter the related vessel(s).Given the currently depressed market conditions, we may not be able to successfully charter these vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably. Our ability to re-charter tanker vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region (including China), India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel's carrying amount, resulting in a loss.

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

The product tanker and drybulk vessel markets are cyclical with high volatility in charter rates and industry profitability. The factors affecting the supply and demand for product tankers and drybulk vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for tonnage capacity include:

•	demand for cargoes (e.g., oil and oil products for tankers, coal, raw materials, agricultural products and steel products for bulkers);

•	supply of cargoes;

•	oil prices;

•	demand of energy in developing countries;

•	continuing growth of industrialization in the emerging countries;

•	regional availability of refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	armed conflicts, acts of piracy and terrorism;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping activity and age of vessels in the existing world fleet;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the conversion of vessels from one type to another;

•	vessel casualties;

•	the number of vessels (tankers mainly) that are used for storage;

•	the number of vessels that are in or out of service; and

•	port or canal congestion and increased waiting days at port.

If the number of new vessels delivered exceeds the number of vessels being scrapped, lost and converted, tonnage capacity will increase. If the supply of tonnage capacity increases but the demand for tonnage capacity does not increase correspondingly, charter rates and vessel values could materially decline.

Downturns in the product tankers and drybulk vessels charter markets may have an adverse effect on our earnings, affect compliance with our existing and future loan covenants and our ability to pay dividends if reinstated in the future.

Charter rates for product tankers and dry bulk vessels have declined sharply since the highs of 2008. The increase of supply (because of the newbuilding deliveries) and the decrease of demand (because of the decrease in world production and/or consumption) drove down charter rates during 2009, 2010 and 2011. Freight rates started falling during the fourth quarter of 2008 and weakened gradually to the lowest level in September 2009 followed by a steady upturn in the fourth quarter of 2009; however freight rates remained at low levels during 2010, especially the second half of the year.

During 2011, the rapid growth of the product tanker fleet has clearly had a debilitating impact on the freight market. The downturn resulted in lower operating revenues for the product tanker charter markets, especially during the second half of the year. According to market reports, the products tanker market did not perform well during 2011 with earnings remaining close to $10,000/day for much of the year. The clean products market initially offered some resistance to the slowdown in oil demand, but as the fleet has continued to grow, the availability of spot tonnage soon outstripped demand. The decline in charter rates in the product tanker market has resulted in a commensurate decline in our tanker vessel values, which in turn has affected our cash flows and liquidity. During 2011, the two main Baltic Tanker Indices that reflect the market dynamics, BDTI (for crude tankers that carry crude oil or residual fuel oil, or dirty products) and BCTI (for product tankers that carry refined petroleum products, or clean products), were still approximately 32.70% and 24.00% respectively below their respective 10 year market averages. The 10 year (2002 to 2011) average of BDTI was 1,163 points while the average of the same index for 2011 was 782.37 points. The other tanker index, BCTI, had a 10 year average of 949.60 points, while the average for 2011 was 720.93 points. The other tanker index, BCTI, had a 10 year average of 989.99 points, while the average for 2010 was 732 points. Both indices followed a similar change, but BDTI experienced more volatility.

Seaborne dry bulk trade increased slightly by more than 2% annually during the 1990s, while the average growth was 5.7% annually between 2000 and 2008. During 2009, dry bulk trade decreased by 3%, but the market was stronger than expected as China increased its imports by 41% to partially offset the approximately 107 million ton decrease in the rest of the world. In 2010, dry bulk trade started to rebound, with an annual growth of 13%, as compared with the dry bulk trade of 2009, due to the fast recovery of world production, especially of the Asian countries (China and India). However, the growth rate of the dry bulk market fell again during 2011 to 6%. This decrease in the growth rate is reflected on the Panamax 4 Time Charter routes, which was at an average of about $14,000 per day during 2011, representing a fall of about 44% as compared with the average BPI index of 2010. If the market remains at or below these levels, it will have a negative effect on our earnings.

During 2012, our two tanker vessels, the Hiona and the Hiotissa (two Handysize tankers), will participate in the Handymax tanker pool of Scorpio Ship Management (“Scorpio”) while we continue to negotiate with Piraeus Bank in respect of (a) the sale of the vessels Hiona and Hiotissa and (b) an agreement by which Piraeus will release us from all debt obligations arising under the related credit facilities in exchange for equity in the Company. In addition, one of our dry bulk vessels is time chartered with floating hire based on the market index (BPI) which charter is set to expire in 2012. See Item 4B. If the charter rates in the product tanker market decrease again and the dry bulk market continues at the current low market levels through a significant portion of 2012, and we are consequently exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to sell additional vessels in our fleet and we may continue to be unable to pay dividends. At the same time, we endeavor to charter vessels in our fleet under period charters with floor hire rates plus profit sharing elements in order to benefit from a potential increase in the charter market. However, we cannot assure you that we will be able to enter into such period charters with upside potential.

Our impairment analysis on long lived assets and goodwill performed for the year ended December 31, 2011 resulted in impairment losses of $234.1 million (continuing and discontinued operations). However, the current assumptions used and the estimates made are highly subjective and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record additional impairment charges in future periods, which may be material.

Disruptions in world financial markets, global economic weakness and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Many parts of the world experienced deteriorating economic trends and were in a recession in 2008 and 2009 and continued to experience weakness in 2010 and 2011. Despite recent signs of recovery, the outlook for the world economy remains uncertain. General market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece, Portugal, Spain and Ireland defaulting on their governments’ financial obligations. In addition, continued hostilities in the Middle East and recent tensions in North Africa could adversely affect the economies of the United States and other countries.

The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States' federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may affect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2011, we had total outstanding indebtedness of approximately $572.2 million, excluding the $71.6 million of beneficial conversion feature, or BCF, treated as a debt discount to the $125.0 million of 7% Notes.

We anticipate that a significant number of the port calls made by our vessels will continue to involve the loading or discharging of commodities in ports in the Asia Pacific region. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Moreover, the current economic weakness in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and other emerging countries. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any existing or future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the NASDAQ Global Select Market to decline and could cause the price of our common shares to continue to decline.

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

The value of our vessels may fluctuate, which may adversely affect our liquidity.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	increase/decrease in demand for vessels' acquisitions;

•	the types and sizes of available vessels;

•	increase/decrease in the supply of tonnage capacity;

•	expected newbuilding deliveries and future market expectations;

•	the cost of newbuildings;

•	availability of acquisition finance;

•	prevailing charter rates; and

•	technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the product tanker and dry bulk vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be adversely affected. Furthermore, our existing debt agreements contain, and our future debt agreements may contain, financial covenants based on a security cover ratio. We are currently in breach of the security cover ratio under certain of our debt arrangements (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”) and we may violate similar covenants in any future debt agreements if the value of our vessels decrease significantly. Any such violation would materially and adversely affect our financial condition.

An oversupply of tanker capacity may lead to reductions in charter rates, which could materially adversely affect our profitability.

The handysize tanker fleet expanded by 3.3% to about 104.55 million dwt between December 2010 and December 2011, while the increase in the total tanker fleet was approximately 5.9% to about 476.42 million dwt during the same period. As of December 2011, tankers on order represented about 18% of the existing fleet, and the supply of tankers, which is affected by a number of factors as described above, is expected to increase both in 2012 and 2013. However, the demolition of older tankers, as well as the conversion of tankers to non-tanker vessels, is expected to prevent fleet growth from a large oversupply. The International Energy Agency (IEA) estimated in its February report that global oil supply increased by 0.1 million bpd month-over-month to 90.2 million bpd in January2012, with increases in OPEC crude production overcoming a0.2 million bpd decline in non-OPEC countries. Furthermore, in its same report, the IEA projects that global oil demand is expected to increase by 0.9% year-over-year in full year 2012 to reach 89.9 million bpd. The estimate is a downward revision on the previous month’s forecast, as concerns about the health of the global economy remain pertinent.

Furthermore, the current high oil price is likely to cut down demand in 2012. For the year as a whole, OECD demand is projected to decline by 0.9% year-over-year to 45.2 million bpd in 2012. However, this increase in demand may not fully offset any oversupply of tanker capacity if the growth in demand is less than the growth in supply for product tankers. If there is an oversupply of tanker capacity, this may result in a reduction of charter rates. If a reduction in charter rates occurs, upon the expiration or termination of our vessels' current charters, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

An oversupply of dry bulk vessel capacity may lead to further reductions in charter rates, and disproportionately affect older vessels, which could materially adversely affect our profitability.

The market supply of dry bulk vessels has been increasing, and the carrying capacity (measured in dwt) on order is at a historically high level. As of April 2012, approximately 191 million dwt of dry bulk vessels are on order, representing approximately 30% of the existing fleet. This may lead to an oversupply of dry bulk vessel capacity, resulting in a reduction of charter rates and a decrease in the value of our dry bulk vessels. Even in the case of high order cancellations and high delayed deliveries, new deliveries are expected to be higher than usual and it is unclear whether this increase of supply will be absorbed by the increase of demand. Significant fleet expansion would cap rate levels over the next couple of years. The reduction in rates may affect the ability of our customers who charter our dry bulk vessels to make charter hire payments to us. This and other factors affecting the supply and demand for dry bulk vessels are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

During periods when the shipping industry is experiencing excess capacity, falling demand and/or declining rates, older vessels are generally adversely affected in a disproportionate manner because newer vessels are generally preferred by customers. As the severity and length of such periods increase, the scrap rate for older vessels tends to rise because the costs for keeping an older vessel in the fleet may exceed the benefits. However, we may be unable to scrap some of our older vessels if, for example, such vessels have loan obligations that exceed their scrap values. In such a case, we may be restricted from taking the most economically prudent course of action, which may negatively affect our results of operations. See also “—The risks and costs associated with vessels increase as the vessels age.”

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 to 2011, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. A recent and significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In April 2010, the M/V Samho Dream, another crude oil tanker not affiliated with us, was captured off the Somali coast while carrying approximately $170 million in crude oil. In December 2009, the M/V Navios Apollon, a cargo vessel not affiliated with us, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The vessel was released in late February 2010 upon the payment of an unreported sum of money. In April 2009, the Maersk Alabama, a cargo vessel not affiliated with us, was captured by pirates off the coast of Somalia and was released following military action by the U.S. Navy. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. In addition, when the vessel is seized by pirates, the charterer may withhold charter payments until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. Despite the fact that our vessels are covered against such risks, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention and/or hijacking of our vessels as a result of an act of piracy, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

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

We are subject to complex laws and regulations, including environmental and safety laws and regulations that can adversely affect the cost, manner or feasibility of doing business and consequently our results of operations.

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

Government regulation of vessels, particularly environmental and safety requirements, may become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Additional legislation or amendments to existing legislation is expected in areas such as ship recycling, sewage systems, emission control (including emission of greenhouse gases) and ballast treatment and handling. For example, amendments to revise the regulations of the International Convention for the Prevention of Pollution from Ships, or MARPOL, regarding the prevention of air pollution from ships were approved and formally adopted by the Marine Environment Protection Committee, or MEPC, in October 2008. The amendments establish a series of progressive standards limiting the sulfur content in fuel oil and new tiers of nitrogen oxide emission standards for new marine diesel engines. The amendments entered into force in July 2010 and we incurred significant costs for compliance. The amendments implement a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. It is expected that waters off the North American coast will be established as an ECA from August 1, 2012, and the United States Caribbean Sea ECA will come into force on January 1, 2013, with an effective date of January 1, 2014.

These ECAs will limit sulfur oxide (SOx), nitrogen oxide (NOx) and particulate matter emissions.

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

For all vessels, including those operated under our fleet, at present, international liability for bunker oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of "bunker oil." The Bunker Convention defines "bunker oil" as "any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil." The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 29, 2012 was in effect in 64 countries. In other jurisdictions, liability for spills or releases of oil from ships' bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

With respect to oil pollution liability, generally, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention, and depending on whether the country in which the damage results is a party to the CLC, a registered owner of a tanker that is carrying a cargo of "persistent oil" as defined by the CLC is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses and liability limits. This liability is subject to a financial limit calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. When a tanker is carrying clean oil products that do not constitute "persistent oil" for the purposes of CLC, liability for any pollution damage will generally fall outside the CLC and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The United States is not a party to the CLC. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.

The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner's intentional or reckless conduct. Certain states have ratified the IMO's 1996 Protocol, or the 1996 LLMC Protocol, to the 1976 Convention. The 1996 LLMC Protocol provides for substantially higher the liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, a shipowner's rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. U.S. federal legislation, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all shipowners and operators whose vessels trade in the United States, its territories and possessions, or whose vessels operate in U.S. waters, which includes the United States' territorial sea and its 200-nautical-mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed, and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in future sessions of the Congress. In addition to potential liability under the OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

In some areas of regulation of ship-source pollution, the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, in 2005, it adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under the MARPOL), but also where it is caused by "serious negligence". The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

In addition to other climate-related risks set forth in this "Risk Factors" section, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on technical and operational measures to reduce emissions. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the “SEEMP”, outlined below, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which will report back to its Marine Environment Protection Committee (“MEPC”) later this year. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global emissions reduction target for international shipping, to be set either by the UNFCCC or the IMO. In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU will take in this regard in 2012. Similarly, the U.S. EPA has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry). The U.S. EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels. We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The IMO is also introducing the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The measures will come into effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. These measures set a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, which the industry will have to comply with. The failure of a shipowner or bareboat charterer to comply with the ISM Codeor IMO measures may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. As of the date of this report, each of our vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Our vessels and/or the cargoes carried on board our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which could adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. Any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert the attention of management from our business. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of revenue while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. For example, on October 8, 2010, the Grand Rodosi, one of our bulk carriers, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damage were incurred, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance. The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to reinstate the payment of dividends.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of our bulker fleet is 16.21 years (without newbuildings) and the average age of our tanker fleet 8.45 years. Most dry bulk and tanker vessels have an expected life ranging between 25 to 30 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. In addition, older vessels could have loan obligations in excess of their scrap value. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with International Convention for the Safety of Life at Sea, or SOLAS. Our fleet is currently enrolled with Bureau Veritas and Det Norske Veritas.

A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel may be also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

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

Terrorist attacks, international hostilities and political instability can affect the seaborne transportation industry, which could adversely affect our business and results of operations.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In addition, continuing conflicts and recent developments in North Africa and the Middle East and future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Economic sanctions and/or other trade restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member states, could increase the legal costs of, and risks associated with, our international operations. Our compliance with the prohibitions of economic sanctions and foregoing business with countries subject to sanctions could also lead to loss of revenue.

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

In recent months, the scope of sanctions imposed against Iran and persons engaging in certain activities or doing certain business with or involving Iran has been expanded by a number of jurisdictions, including the United States, the EU, and Canada. The EU has strengthened sanctions against Iran by prohibiting a wider universe of transactions and activities involving Iran. The EU sanctions against Iran now prohibit the transportation of petroleum as well as petrochemical products from Iran. CISADA, enacted by the United States, also strengthens existing U.S. sanctions against Iran, and, inter alia, provides for the imposition of sanctions against foreign (non-U.S.) entities that transport or otherwise supply refined petroleum products (“RPP”) to Iran. U.S. Executive Order 13590 expands and adds to the universe of activity triggering sanctions under CISADA.

We are monitoring developments in the United States, the EU and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries or entities subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our tankers from calling on ports in sanctioned countries or could limit their cargoes and also could expose us to sanctions based on the activities of the vessels while the vessels are chartered out to third parties, even though we do not control such third parties.

We constantly keep abreast of legal developments in the economic sanctions and trade restrictions area, and we adjust our compliance programs and internal policies accordingly. We believe that we are in compliance with all applicable laws, including all laws impacting the trade of our vessels with Iran and other countries identified by the United States as state sponsors of terrorism or as engaging in activities related to nuclear proliferation. Our vessels are not authorized to engage in unlawful trade, or, save for vessels acquired while already on charter, any sanctions-triggering activity. Moreover, our vessels’ trade with the foregoing countries is infrequent, and the revenue we derive from such activity is de minimus. Additionally, our vessels are not chartered to entities that have been designated as sanctions targets by the United States or the European Union.

In an affirmative step to guard against violations and to prevent our vessels from engaging in any sanctions-triggering trade, we now include provisions in all of our new charters designed to prevent our charter parties from violating applicable laws relating to existing sanctions and from engaging in sanctions-triggering activity.

As it relates to Iran, the provisions in the charter parties/contracts for our vessels contain exclusions that prohibit the use of our vessels in unlawful and/or sanctions-triggering trade with Iran. However, one of the vessels we recently acquired was already subject to a charter signed in 2007, before our acquisition of the vessel, which did not contain such provisions/exclusions. This vessel was instructed by her time charterers to call Iran in between the 4th and 14th June 2011 in order to discharge approximately 60,000 tons of soya beans. Although this vessel called in Iran, neither the transportation/discharge of the soya beans, nor the parties involved were subject to any sanctions. With respect to Iran, none of our tankers are authorized to engage in unlawful trade or in any activities that could trigger sanctions under CISADA. Despite the fact that we are always seeking to exclude Iran and all other countries which are subject to sanctions, there is nevertheless some risk that the charter parties could violate the terms of charter parties and engage in activity that could (indirectly) cause us to violate applicable law, expose us to sanctions under CISADA and any similar laws, and, as a consequence, cause reputational and other damage that could have a material adverse impact on our business and operations.

Where trade exclusions with respect to Iran do not exist in our charter parties, we affirmatively notify charterers of our vessels that they themselves could face sanctions if they use our vessels in sanctions-triggering trade with Iran.

Risks Relating to Our Coal Business

Our coal distribution business is operated as a joint venture. Our joint venture is restricted in operational flexibility and actions taken by our joint venture partners may negatively affect us and our ability to realize benefits from our joint venture.

In April 2012, our U.S. subsidiary entered into a joint venture arrangement with a third party to purchase thermal coal (used in power plants for electricity generation) from reserves located in Kentucky, USA.  The joint venture has entered into agreements to purchase certain quantities of thermal coal with specified minimum qualities (after processing at the mine by the mine operator) over a five-year period. One of our subsidiaries and our joint venture partner each hold a 50% interest in the joint venture.

The joint venture agreement requires the joint venture to be managed by a board of managers that includes one representative from each of us and our joint venture partner. Since the managers representing a majority of the interests in the joint venture have the authority to constitute a valid act of the board, unless we acquire additional interests in the joint venture, the joint venture will only be able to take actions in which both we and our joint venture partner agree. Actions that would require such board action include, without limitation, the incurrence of debt, the issuance of securities, the sale of assets or the purchase of assets, and the determination of a budget and strategic business plan. As such, we will not have the flexibility to control the actions of the joint venture, even if we believe that taking such actions would be in the best interest of us and our joint venture.

Furthermore, we are limited in our ability to dispose of our interest in the joint venture. Prior to transferring our equity contribution in the joint venture, we would be required to comply with certain rights of first refusal of our joint venture partner. Upon the occurrence of certain events, such as our breach of the joint venture agreement or our being subject to bankruptcy proceedings, our partners will have the ability to require us to sell our interest to them.

Such limitations may have a negative effect on us and our joint venture. We may also enter into other joint venture arrangements in the future which could pose risks similar to risks described above.

We rely solely on third parties for the coal that we sell to our customers. Disruptions in the quantities of coal produced by our coal suppliers could impair our ability to fill customer orders.

We rely solely on third party suppliers to source the coal that we sell to our customers. Operational difficulties at mines operated by third parties from whom we purchase coal, changes in demand for contract miners from other coal producers and other factors beyond our control could affect the availability, pricing, and quality of coal produced for or purchased by us. Although our contractual agreements are long term in nature, such contractual arrangements by themselves cannot fully mitigate such risks related to sourcing our coal solely from third parties. Disruptions in the quantities of coal produced for or purchased by us could impair our ability to fill our customer orders or require us to purchase coal from other sources in order to satisfy those orders. If we are unable to fill a customer order or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose customers and our operating costs could increase.

Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our business, results of operations and financial position.

Our profitability depends upon the prices we receive for the coal we sell and the prices we pay for the coal we purchase. The contract prices for our purchases and sales of coal depend upon factors beyond our control, including the following:

•	the domestic and foreign supply and demand for coal;

•	the quantity and quality of coal available from coal producers;

•	competition for production of electricity from non-coal sources, including the price and availability of alternative fuels;

•	domestic and international air emission standards for coal-fueled power plants and the ability of coal-fueled power plants to meet these standards by installing scrubbers or other means;

•	adverse weather, climatic or other natural conditions, including natural disasters;

•	domestic and foreign economic conditions, including economic slowdowns;

•	legislative, regulatory and judicial developments, environmental regulatory changes or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions or providing for increased funding and incentives for alternative energy sources;

•	the proximity of our coal sources to, the capacity of and the cost of transportation and port facilities; and

•	market price fluctuations for sulfur dioxide emission allowances.

A substantial or extended decline in the prices we receive for our future coal purchase and sales contracts could materially and adversely affect our business, results of operations and financial position.

Trends within the coal industry could put downward pressure on coal prices and, as a result, materially and adversely affect our revenues and profitability.

There are a number of coal producers in the United States for domestic sales. International demand for U.S. coal also affects the U.S. coal industry. The demand for U.S. coal exports depends upon a number of factors outside our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, port and shipping capacity, the demand for foreign-priced steel, both in foreign markets and in the U.S. market, general economic conditions in foreign countries, technological developments and environmental and other governmental regulations. Foreign demand for U.S. coal has increased in recent periods. If foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers for the sale of coal in the United States to intensify, potentially resulting in significant downward pressure on domestic coal prices.

In addition, during the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Increases in coal prices over the past several years have encouraged the development of expanded capacity by coal producers and may continue to do so. Any resulting overcapacity and increased production could materially reduce coal prices and therefore materially reduce our revenues and profitability.

Because the demand and pricing for coal is greatly influenced by consumption patterns of the domestic electricity generation industry and the worldwide steel industry, a reduction in the demand for coal by these industries would likely cause our revenues and profitability to decline significantly.

Demand for our coal and the prices that we will be able to obtain primarily will depend upon coal consumption patterns of the electric utility industry and the worldwide steel industry. Consumption by the utility industry is affected by the demand for electricity, environmental and other governmental regulations, technological developments and the price of competing coal and alternative fuel supplies including nuclear, natural gas, oil and renewable energy sources, including hydroelectric power.  Demand by the electricity industry is impacted by weather patterns, overall economic activity and the associated demand for power by industrial users. Demand by the steel industry is primarily affected by economic growth and the demand for steel used in construction as well as appliances and automobiles. Any downward pressure on coal prices could have a negative impact on our business, results of operation and financial condition.

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers.  To the extent utility deregulation causes our customers to be more cost-sensitive, deregulation may have a negative effect on our profitability.

The use of alternative energy sources for power generation could reduce coal consumption by U.S. electric power generators, which could result in lower prices for our coal, which could negatively affect our business and results of operations.

The amount of coal consumed for U.S. electric power generation is affected by, among other things:

•	the location, availability, quality and price of alternative energy sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind, biomass and solar power; and

•	technological developments, including those related to alternative energy sources.

Gas-fueled generation has the potential to displace coal-fueled generation, particularly from older, less efficient coal-powered generators. We expect that many of the new power plants needed to meet increasing demand for electricity generation will be fueled by natural gas because gas-fired plants are cheaper to construct and permits to construct these plants are easier to obtain as natural gas is seen as having a lower environmental impact than coal-fueled generators. In addition, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Several states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal.

Any reduction in the amount of coal consumed by domestic electric power generators could reduce the price of coal that we sell, thereby reducing our revenues and materially and adversely affecting our business and results of operations.

Changes in the export and import markets for coal products could affect the demand for our coal, our pricing and our profitability.

We compete in a worldwide market. The pricing and demand for our coal is affected by a number of factors beyond our control. These factors include:

•	currency exchange rates;
•	growth of economic development;
•	price of alternative sources of electricity or steel;
•	worldwide demand; and
•	ocean freight rates.

Any decrease in the amount of coal exported from the United States, or any increase in the amount of coal imported into the United States, could have a material adverse impact on the demand for our coal, our pricing and our profitability.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal or impair our ability to supply coal to our customers.

We depend upon barge, ship, rail, truck and belt transportation systems, as well as seaborne vessels and port facilities, to receive coal from our coal supplier and to deliver coal to our customers. Disruptions in transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could impair our ability to supply coal to our customers. We do not have long-term contracts with most of our transportation providers to ensure consistent and reliable service. Decreased performance levels over longer periods of time could cause our customers to look to other sources for their coal needs. In addition, increases in transportation costs, including the price of gasoline and diesel fuel, could make coal a less competitive source of energy when compared to alternative fuels or could make coal produced in one region of the United States less competitive than coal produced in other regions of the United States or abroad. If we experience disruptions in our transportation services or if transportation costs increase significantly and we are unable to find alternative transportation providers, our coal supply and delivery may be disrupted, and our profitability could decrease significantly.

Our profitability depends upon the coal supply agreements we have with our customers. Changes in purchasing patterns in the coal industry could make it difficult for us to extend our existing coal supply agreements or to enter into new agreements in the future.

We intend to sell a portion of our coal under longer-term coal supply agreements with terms greater than one year. We anticipate that such agreements may include terms that fix the prices of coal shipped during the initial year with adjustment provisions for the prices for later years. As a result, at any given time the market prices for similar-quality coal may exceed the prices for coal shipped under these arrangements. If we enter into such arrangements, changes in the coal industry may cause some of our customers not to renew or extend such long-term agreements or enter into new long-term coal supply agreements with us or to enter into agreements to purchase fewer tons of coal than in the past or on different terms or prices. In addition, uncertainty caused by federal and state regulations, including the Clean Air Act, could deter our customers from entering into long-term coal supply agreements.

If we sell a portion of our coal production under long-term coal supply agreements, our ability to capitalize on more favorable market prices may be limited. Conversely, at any given time we are subject to fluctuations in market prices for the quantities of coal that we have produced but which we have not committed to sell. As described above in the risk factor titled "Coal prices are subject to change and a substantial or extended decline in coal prices could negatively affect our business, results of operations and financial position," the market prices for coal may be volatile and may depend upon factors beyond our control. Our profitability may be adversely affected if we are unable to sell any of the coal we have sourced under our supply arrangements at favorable prices or at all.

Extensive environmental regulations, including existing and potential future regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide and other air pollutants are expected to be proposed or become effective in coming years. In addition, concerted conservation efforts that result in reduced electricity consumption could cause coal prices and sales of our coal to materially decline.

Considerable uncertainty is associated with these air emissions initiatives. The content of regulatory requirements in the United States is in the process of being developed, and many new regulatory initiatives remain subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fueled power plants and other traditional users of coal. As a result, these power plants and other users of coal may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low sulfur coal, possibly reducing future demand for coal and a reduced need to construct new coal-fueled power plants and other facilities that use coal. The EIA's expectations for the coal industry assume there will be a significant number of as yet unplanned coal-fired plants built in the future which may not occur. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal.

Regulation of greenhouse gas emissions as well as uncertainty concerning such regulation could adversely impact the market for coal and the regulation of greenhouse gas emissions may increase our operating costs and negatively affect us.

While climate change legislation in the U.S. is unlikely in the next several years, the issue of global climate change continues to attract considerable public and scientific attention with widespread concern about the impacts of human activity, especially the emissions of greenhouse gases (GHGs), such as carbon dioxide and methane. Combustion of fossil fuels, such as the coal and gas we produce, results in the creation of carbon dioxide emissions into the atmosphere by coal and gas end users, such as coal-fired electric power generation plants. Numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government that are intended to limit emissions of GHGs. Several states have already adopted measures requiring reduction of GHGs within state boundaries. Internationally, the Kyoto Protocol, which set binding emission targets for developed countries (including the United States but has not been ratified by the United States) expires in 2012. Regulation of GHGs could occur in the United States pursuant to the Environmental Protection Agency (EPA) regulation under the Clean Air Act. On December 23, 2010 the EPA announced that it will propose standards for GHG emissions for gas, oil and coal fired power plants in July 2011 and issue final standards in May 2012. These proposed standards were published in March 2012. Apart from governmental regulation, on February 4, 2008, three of Wall Street's largest investment banks announced that they had adopted climate change guidelines for lenders. The guidelines require the evaluation of carbon risks in the financing of electric power generation plants which may make it more difficult for utilities to obtain financing for coal-fired plants.

If comprehensive regulation focusing on GHGs emission reductions is adopted for the United States by the EPA or in other countries where we sell coal, or if utilities were to have difficulty obtaining financing in connection with coal-fired plants, it may make it more costly to operate fossil fuel fired (especially coal-fired) electric power generation plants and make fossil fuels less attractive for electric utility power plants in the future. Depending on the nature of the regulation or legislation, power generation through natural gas or other means could become more economically attractive than coal-fueled power generation. Apart from actual regulation, uncertainty over the regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction in the amount of coal or possibly natural gas consumed by domestic electric power generators as a result of actual or potential regulation of greenhouse gas emissions could decrease demand for our fossil fuels, thereby reducing our revenues and materially and adversely affecting our business and results of operations. Our customers may also have to invest in carbon dioxide capture and storage technologies in order to burn coal or natural gas and comply with future GHG emission standards.

Risks Relating to Our Common Shares

Our restructuring efforts to strengthen our financial position and reduce our debt may adversely affect our common shareholders through dilution or complete loss in value.

We may effect various transactions to restructure our capital structure and reduce our debt service obligations, which may include additional issuances of equity securities in exchange for our indebtedness. In addition, as part of the restructuring, certain of our indebtedness may continue to remain outstanding, and the agreements relating to such indebtedness will contain various restrictive covenants. Any debt that remains outstanding or we may incur as part of the restructuring will remain senior in right of payment over our common shares.

In connection with our restructuring efforts, we have issued an aggregate of 8,648,087 common shares from January 1, 2012 until May 15, 2012, and we anticipate issuing more shares if we finalize the restructuring under the terms being discussed. The issuance of additional shares of our common stock may be dilutive to our stockholders, including holders who received common shares in any restructuring.

We cannot predict the extent to which this dilution and the possibility of additional issuances and sales of our common shares will negatively affect the trading price or the liquidity of our common shares. In addition, there is a possibility that any of our restructuring efforts may result in holders of our common shares receiving no value for their holdings and the holders of our existing debt receiving a significant portion or all the equity interest in the Company.

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

Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, beneficially owns approximately 56.4% of our outstanding common shares and, as a result, he is able to influence the outcome of shareholder votes.

As of May 15, 2012, Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, beneficially owns approximately 56.4% of our outstanding common shares through his ownership of common shares directly and indirectly through Grandunion and other entities affiliated with Mr. Zolotas, and his beneficial ownership of the common shares underlying the 7% senior unsecured convertible notes (the "7% Notes"). For so long as Mr. Zolotas beneficially owns a significant percentage of our outstanding common shares, he will be able to control or influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible recapitalizations, amalgamations, corporate control contests and other significant corporate transactions. This concentration of beneficial ownership may have the effect of delaying, deferring or preventing a change in control, recapitalization, amalgamation, consolidation, takeover or other business combination. This concentration of beneficial ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. In addition, this concentration of beneficial ownership has had, and may continue to have, an adverse effect on the liquidity of our common shares.

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

Several provisions of our bye-laws and the loan/financing agreements to which we are party could discourage, delay or prevent a recapitalization or acquisition that shareholders may consider favorable. These include provisions:

•	authorizing our board of directors to issue "blank check" preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

•	not permitting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares;

•	limiting the persons who may call special meetings of shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA;

•	requiring Grandunion, or Nicholas Fistes and Michail Zolotas, to maintain directly or indirectly, legal and beneficial ownership of not less than 10% of the issued and outstanding share capital of the Company (whereas in two loan agreements the requirement is for Michail Zolotas and Nicholas Fistes to maintain, directly or indirectly, legal and beneficial ownership of not less than 33.3% of the issued and outstanding share capital of the Company);

•	requiring Nicholas Fistes and Michail Zolotas to be at any given time the beneficial owners of at least 50.1% of the voting share capital of Grandunion;

•	requiring Nicholas Fistes and Michail Zolotas to remain at any given time the Chairman, and the President and Chief Executive Officer of the Company, respectively; and

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings.

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

On September 12, 2008, our board of directors determined to immediately suspend payment of our quarterly dividend. The decision followed our management's strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in various credit facilities and those required by Bermuda law.

Our debt agreements contain covenants that limit our ability to pay dividends. For example, our credit facility with Marfin Egnatia Bank S.A. prohibits us from paying dividends without our lender’s consent. Our facility agreements further require us to maintain financial ratios and minimum liquidity and working capital amounts.

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

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Companies Act of 1981 on January 12, 2005. NewLead's principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (30) 213-014-8600.

Historically, NewLead has been an international shipping company engaged in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We currently operate a fleet of two double-hulled product tankers (which are being negotiated for sale with our lenders) and three drybulk carriers (including one newbuilding for which we are currently in negotiations with the yard and the lender for its disposal) with a combined carrying capacity of approximately 0.39 million dwt. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry.

Since July 1, 2011, we have been engaged in restructuring discussions with our lenders to finalize the satisfaction and release of our obligations under certain of our debt agreements and the amendment of the terms of certain other debt agreements. During 2011 and through May 15, 2012, we have sold, disposed of or handed control over to our lenders a total of 17 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring. As a result, as of May 15, 2012, we currently have two double-hulled product tankers and three dry bulk carriers, including one newbuilding.

As of May 15, 2012, we remain in advanced negotiations with the remaining lenders of our secured debt. In addition we will issue common shares to certain remaining lenders as part of their consideration for releasing us from all debt obligations arising under their respective Financing Documents. We have not resolved various issues in respect of the remaining lenders and therefore the completion of the Restructuring is still subject to the negotiation and execution of definitive agreements. As such, there is no assurance that such agreements will be reached on the contemplated terms as highlighted herein or at all. See “Item 3. Key Information—Recent Developments.”

As of December 31, 2011, our outstanding indebtedness was $572.2 million, excluding the $71.6 million of unamortized beneficial conversion feature, or BCF, treated as a discount on the outstanding $125.0 million of 7% Notes. From January 1, 2012 through May 14, 2012, and as a result of the sale, disposal of or handing control of vessels and hulls to our lenders, our indebtedness has been decreased by an aggregate amount of approximately $157.1 million. Despite our restructuring efforts over the last several months, as of May 14, 2012 we continue to have:

•	$56.5 million ($31.2 million relating to the Marfin Credit Facility and $25.3 million relating to the WestLB loan agreement) of outstanding debt for vessels that we expect will remain in our possession after the completion of the Restructuring.

•	$75.6 million ($69.8 million relating to the Piraeus Bank credit facilities and $5.8 million relating to the Handysize Syndicate Facility Agreement) of outstanding debt for vessels currently in our possession that we expect to sell and apply the proceeds thereof against the related debt.

•	$158 million ($76.8 million relating to the Kamsarmax Syndicate Facility Agreements and $81.2 million relating to the Lemissoler Sale and Leaseback agreements) of liabilities for vessels that we already handed control over to the lenders but have not yet obtained final releases.

•	$125 million of 7% Notes outstanding, for which we are currently in negotiations to convert such notes to equity prior to the completion of the Restructuring.

While we continue to use our best efforts to complete the Restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the Restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the Restructuring and failure to obtain such releases could materially and adversely affect our business and operations and the impact of the final terms of any restructuring is uncertain.

We will continue to have a high degree of indebtedness after the completion of our ongoing restructuring.

We have also entered into a joint venture for the purchase and trading of coal. See “Item 3. Key Information—Recent Developments.”

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

The voting agreement between Rocket Marine Inc. and Grandunion was terminated effective as of February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of any of Mr. Zolotas, Mr. Fistes or Grandunion. In connection with the recapitalization, the Company issued $145.0 million in aggregate principal amount of 7% Notes. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company's Deputy Chairman, President and Chief Executive Officer, converted $20.0 million of the 7% Notes into approximately 2.2 million new common shares. As a result, in the aggregate, $125.0 million of the 7% Notes remain outstanding (carrying value of $53.4 million, net of unamortized BCF). Upon the successful completion of the recapitalization and the appointment of new management, we subsequently changed our name to NewLead Holdings Ltd.

Name Change and Amended Bye-Laws

NewLead Holdings Ltd. was incorporated on January 12, 2005 under the name "Aries Maritime Transport Limited" and, on December 21, 2009, upon the receipt of shareholder approval, the Company changed its name to NewLead Holdings Ltd. at which time the Company changed its trading symbol on the NASDAQ Stock Market to "NEWL." In addition, upon the receipt of shareholder approval at the same special general meeting, the Company adopted a change to its bye-laws to permit written resolutions to be approved by a majority of the shareholders rather than unanimously.

 B. Business Overview

FLEET

As discussed in more detail elsewhere in this annual report, we are currently undergoing a restructuring of our indebtedness and, as part of such restructuring, we have sold, and expect to continue to sell, vessels as part of the arrangements with our lenders to reduce and discharge our obligations. During 2011 and through May 15, 2012, we have sold, disposed of or handed control over to our lenders a total of 17 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring. We anticipate that we will sell or surrender to our lenders approximately three additional vessels, including one newbuilding. We have long-established charter and pool operator relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s and pool operator’s financial condition and reliability is an important factor in negotiating employment of our vessels. The Company has established stringent requirements for selecting qualified charterers and pool operators that are being practiced and adhered to.

The fleet of five vessels consists of three dry bulk carriers (including the one dry bulk newbuilding for which we are currently in negotiations with the yard and the lenders for its disposal) totaling 0.32 million dwt and two double-hull product tankers totaling 0.07 million dwt also in negotiations for sale. The total dwt for the fleet is 0.39 million. Of the fleet, the four vessels currently in operation have an average age of 12.33 years. As of December 31, 2011, we had contracted 68%, 41% and 23% of our available days on a charter-out-basis for 2012, 2013 and 2014, respectively. As a result, as of such date, we had $39.8 million of total contracted revenue through 2014. The employment profile of the fleet as of May 15, 2012 is reflected in the table below:

Vessel Name	Size (dwt)	Vessel Type	Year Built	Charter Expiration		Net Daily Charter Hire Rate
Product Tanker Vessels
Hiotissa	37,329	Handymax	2004	-	(1)	Scorpio Handymax Tanker Pool Earnings
Hiona	37,337	Handymax	2003	-	(1)	Scorpio Handymax Tanker Pool Earnings

Dry bulk Vessels
Newlead Victoria	75,966	Panamax	2002	min: July 2012 max: October 2012		Floating rate time charter	(2)
Newlead Markela	71,733	Panamax	1990	min: February 2013 max: June 2013		$21,972

Newbuildings	Size (dwt)	Vessel Type	Expected Delivery Date	Charter term	Charter Rate (daily, net)
Newlead TBN	35,000	Handysize	Q3 2012	Twelve years +/- 4 months	$12,000 plus 40% profit sharing	(3)

(1)	The Hiotissa and the Hiona entered the Handymax Tanker Pool of Scorpio Management in April 2011 and in July 2011, respectively.
(2)	The vessel owner has the right to an earlier redelivery of the vessel, at any time within the charter duration, subject to the vessel owner tendering three months’ advance notice to the charterers.
(3)	Base rate is $12,000 per day. Above a rate of $14,000 per day, profit sharing is 40% based on open book accounting on actual earnings. Charterers have a 50% purchase option.

Fleet Management

On April 1, 2010, we completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of the Purchase Agreement. Newlead Shipping and certain of its subsidiaries provide technical and commercial management services to our product tanker vessels. Newlead Bulkers, which is a subsidiary of Newlead Shipping that was acquired as part of this transaction, provides technical and commercial management services to our dry bulk vessels. As of December 31, 2011 and May15, 2012, the commercial and technical management services of all of our owned and operated vessels are managed in-house.

At December 31, 2009, the vessel-owning companies of the vessels Newlead Avra (formerly Altius), Newlead Fortune (formerly Fortius), High Land, High Rider and Ostria had technical ship management agreements with International Tanker Management Limited (“ ITM”). The agreed annual management fees were approximately $0.165 million per vessel for both 2010 and 2009. During the year ended December 31, 2010, the vessel owning companies of Newlead Avra and Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping, a company which was controlled by Grandunion and currently is NewLead's subsidiary. The agreed annual management fees were approximately $0.20 million per vessel, and were in effect until Newlead Shipping became a subsidiary of Newlead.

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

At December 31, 2009, the Australia had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, and the China and the Brazil each had a commercial and technical ship management agreement with Newfront Shipping S.A., or Newfront. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers S.A., or Newlead Bulkers, a company which was controlled by Grandunion and currently is NewLead's subsidiary. The annual management fee under each of the agreements was approximately $0.19 million per vessel; however, all payments to Newlead Bulkers have been eliminated since the date on which Newlead Bulkers became a subsidiary of Newlead.

Magnus Carriers Corporation, or Magnus Carriers, a company owned by two of our former officers and directors, provided the ship-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider, the Ostria and the Chinook with non-exclusive commercial management services in accordance with commercial management agreements that were cancelled by us effective May 1, 2009.

Crewing and Employees

As of December 31, 2011, all of our employees (except for our Chairman, our CEO and our CFO who are employed by NewLead Holdings Ltd.) were employed by our wholly-owned subsidiaries, Newlead Shipping and Newlead Bulkers, which employed 43 persons and 32 persons, respectively, all of whom are shore-based. We employ an average of 23 crew members per vessel owned.

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

Inspection by a Classification Society

Our vessels have been certified as being "in class" by Bureau Veritas , or Det Norske Veritas, each of which is a member of the International Association of Classification Societies. Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. Our fleet is currently enrolled with Bureau Veritas and Det Norske Veritas.

Competition

We operate in shipping markets that are diversified, highly competitive and highly fragmented. Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We typically arrange our charters in the period market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of dry bulk ships and owners of product tankers in the Aframax, Panamax and Handymax class sizes. The dry bulk shipping markets are divided among approximately 1,400 independent dry bulk carrier owners. The world's active dry bulk fleet consists of approximately 7,000 vessels, aggregating approximately 460 million dwt. To the extent we seek to charter out our vessels, it is likely that we will face substantial competition for long term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long term charters.

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

Heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our business, results of operations and financial condition.

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

Vessel Construction and Safety Requirements

The IMO has adopted MARPOL, which implements standards for the control, minimization or elimination of accidental, deliberate, or negligent discharge of oil, garbage, noxious liquids, harmful substances in packaged forms, sewage and air emissions. MARPOL contains regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI). These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

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

Under Regulation 13H, HGO means any of the following:

•	crude oils having a density at 15˚C higher than 900 kg/m3;

•	fuel oils having either a density at 15˚C higher than 900 kg/m3 or a kinematic viscosity at 50˚C higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under Regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15˚C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the continued operation shall not go beyond the date that is 25 years after the date of its delivery. The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date that is 25 years after the date of its delivery.

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

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. As of February 29, 2012, the Convention has been ratified by 33 states representing 26.5% of the global merchant shipping fleet’s tonnage, and its entry into force with attendant compliance costs may therefore be anticipated in the foreseeable future.

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

The revised Annex VI also allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea, the North Sea including the English Channel. It is expected that waters off the North American coast will be established as an ECA, where NOx, SOx and particulate matter emissions will be regulated, from August 1, 2012, and the United States Caribbean Sea ECA will come into force on January 1, 2013, with an effective date of January 1, 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% in July 2010 for the Baltic and North Sea ECAs and beginning in 2012 for the North American ECA; and 0.1% in these ECAs beginning in 2015), as well as nitrogen oxide after treatment requirements that will become applicable in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

Non-compliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and comes into effect on January 1, 2013, may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code, or ISPS Code. Our fleet maintains ISM and ISPS certifications for safety and security of operations.

Oil Pollution Liability

With respect to oil pollution liability, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the IMO Protocol of 1992, or 1992 Protocol, use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $7.159 million, plus 631 SDR, or $1001.58 million, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $142.49 million. The exchange rate between SDRs and U.S. dollars was 0.65 SDR per U.S. dollar on May 7, 2012. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. The CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws such as the OPA are particularly stringent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner's intentional or reckless conduct. Some jurisdictions have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to the CLC, the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners' rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

International laws governing Bunker Oil Pollution

In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of "bunker oil." The Bunker Convention defines "bunker oil" as "any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil." The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the 1976 Convention, discussed above). The Bunker Convention entered into force on November 21, 2008, and as of February 29, 2012 it was in effect in 64 states. In other jurisdictions liability for spills or releases of oil from ships' bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.

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

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to meet its potential liabilities under OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance. The U.S. Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

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

In response to the 2010 Deepwater Horizon incident in the Gulf of Mexico, the U.S. Congress proposed, but did not formally adopt legislation that would amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. The bill did not seek to change the OPA liability limits applicable to vessels. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Under the CAA, EPA regulations require to vapor control systems ("VCSs") for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. In October 2010, the U.S. Coast Guard proposed a rule that would make its VCS requirements more compatible with new EPA and State regulations, reflect changes in VCS technology, and codify existing U.S. Coast Guard guidelines. It appears unlikely that the updated U.S. Coast Guard rule when finalized will impose a material increase in costs.

In April 2010, U.S. EPA adopted regulations implementing the provisions of MARPOL Annex VI. Under these regulations, both U.S. and foreign-flagged ships subject to the engine and fuel standards of MARPOL Annex VI must comply with the applicable Annex VI provisions including the stricter North America Emission Control Area (ECA) standards which take effect in August 2012 when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under "Air Emissions."

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

Effective February 6, 2009, the EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful foreign organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). In November 2011, the EPA issued a revised draft VGP that is expected to go into effect in 2013. This new VGP will impose a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Ballast water is also addressed under the U.S. National Invasive Species Act, or NISA. U.S. Coast Guard regulations adopted under NISA impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.

European Union Restrictions

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single-hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil). If dissatisfied either with the extent of such amendments or with the time-table for their introduction, the European Union has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe. However, European Union regulations may from time to time impose burdens and costs on ship owners and operators that are additional to those involved in complying with international rules and standards. In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by "serious negligence." The concept of “serious negligence may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in 2012. In the United States, in 2007 the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency (“EPA”) in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The objective of the ISPS Code is to establish the framework that allows detection of security threats and implementation of preventive measures against security incidents that can affect ships or port facilities used in international trade. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel and instead only alert the authorities on shore;

•	the development of vessel security plans;

•	a ship identification number to be permanently marked on a vessel's hull;

•	a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that compose the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. All qualifying claims in excess of $8 million up to, currently, approximately $60.0 million are shared between the P&I Associations in accordance with the terms of the pooling agreement. Any claim in excess of $60.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1 billion in excess of $2.06 billion, or $3.06 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event relating to any one vessel with a sub-limit of $2.0 billion for passengers. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the International Group.

The International Tanker Shipping Industry

Liquid cargoes include crude oil, refined petroleum products, vegetable oils, gases and chemicals. Crude oil, refined products and vegetable oils are carried on tankers while specialized vessels are used for gases (LPG/ LNG) and chemical cargos (chemical tankers).

Average crude tanker spot freight rates were weaker during the second half of 2010 and during2011, as compared to historical averages. Despite the increase of the oil demand during 2010 and 2011 (after the decrease during 2009 due to the downturn of the global economy), an oversupply of vessels relative to tanker demand was the main factor which weighed upon tanker rates. The oversupply was attributed to a relatively high number of new tanker deliveries over the course of 2010 and 2011 coupled with the return to the fleet of vessels that were previously being used for floating storage. Some strength in spot tanker rates was seen during the winter season of 2010 due to increased seasonal demand in Europe and North America and weather-related transit delays(which decreased the available tonnage).Rates subsequently weakened, however, in January 2011 upon easing of weather-related seasonal factors and have remained at depressed levels.

The value of tanker vessels has also declined. The price of a 5 year old Suezmax decreased approximately 20.30% from December 2010 to December 2011. The price of a 5 year old Panamax tanker decreased about 16.1% from $36 million at the end of 2010 to $31 million at the end of 2011.

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity:

•	Ultra Large Crude Carrier (“ULCC”), with a size range of approximately 320,000 to 450,000 dwt and Very Large Crude Carrier (“VLCC”), with a size range of approximately 200,000 to 320,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to China via the Cape of Good Hope.

•	Suezmax-size range of approximately 120,000 to 200,000 dwt. Suezmax vessels are capable of passing through the Suez Canal fully loaded.

•	Aframax-size range of approximately 80,000 to 120,000 dwt. A product tanker of the same carrying capacity is called LR2 (Long Range 2). Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.

•	Panamax-size range of approximately 60,000 to 80,000 dwt and contains both crude tankers and product tankers. A Panamax tanker with coated tanks is usually referred to as belonging to the LR1 (Long Range 1) segment.

•	Handysize and MR (Medium Range) tanker have a size of approximately 10,000 dwt to 60,000 dwt. Smaller tankers, like Handysize and MR (Medium Range), mostly transport petroleum products in short-haul to medium-haul trades as their smaller size makes them less economic for the transport of crude oil.

The drybulk shipping market is the primary provider of global commodities transportation since dry bulk cargoes comprise approximately one third of seaborne trade. Dry bulk cargoes are divided into two main categories–major bulk cargoes and minor bulk cargoes. Major bulk cargos consist of iron ore, coal and grains, while minor bulk cargoes include, among others, bauxite/alumina, sugar, fertilizers, steel products, forest products and cement.

The global dry bulk carrier fleet may be divided into the following categories based on a vessel's carrying capacity:

•	Capesize vessels have carrying capacities of more than 130,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Mini cape vessels have dwt from 110,000 to 130,000 dwt.

•	Postpanamax vessels have dwt from 85,000 to 110,000 dwt and the beams of these vessels exceed the Panama canal limitations.

•	Kamsarmax: are approximately 82,000 dwt Panamax vessels with increased length overall (the length of a vessel, referred to herein as "LOA") of 229 meters ("m") and are named for Port Kamsar in Equatorial Guinea.

•	Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•	Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•	Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

After three consecutive years in which demand for seaborne trade grew faster than supply, the situation was reversed in mid-2005. While demand growth slowed, a new all-time high for newbuilding deliveries, together with minimal scrapping, resulted in a weaker market in 2005 which continued in the first half of 2006. Beginning with the second half of 2006, the market showed signs of significant strength which continued in 2007 with the BDI closing the year 2007 at 9,143. The market remained at high levels until May 20, 2008 when the BDI reached an all-time high.

Following May 2008, the BDI fell over 90% from May 2008 through December 16, 2008 and almost 75% during the fourth quarter of 2008 through December 16, 2008, reaching a low of 663, or 94% below the May 2008 high point. The BDI recovered during2009, at a rate of 350%, to close the year at 3,005 points. From January 2009 through December 2009, the BDI reached a high of 4,661, or 700% above the December 2008 low point, in November 2009.

The recuperated charter market in 2009 was a good setting for a fundamentally more stable 2010, although significant order book influx put pressure on overall fleet utilization. In 2010, the BDI traded in a broad range between a high of 4,209 points in May and a low of 1,700 points in July, overall averaging 2,758 points in 2010 or 5% over the 2009 BDI average.

In 2011, the drybulk market experienced a decline, with BDI averaging 1,549 points or 44% below the previous year's average, reaching its lowest point in February 2011 at 1,043 points, which however moderately reverted later in the year to reach a high of 2,173 points in October 2011. On December 23, 2011, the BDI was at 1,738 points. The general decline in the drybulk charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the indices of BDI.

Panamax rates, which averaged $75,248 per day in June 2008 and fell to approximately $4,100 per day in December 2008,surging thereafter to an average $25,040 for the year 2010, averaged $14,000 per day in 2011, approximately 44% lower than the previous year. The lowest Panamax rate in 2011 was at $10,372 per day on February 2 and the highest at $17,115 per day on March 11. The Panamax rate was at $13,798 per day on April 26, 2012, about 70% higher than the levels of the same index at the beginning of the same month (April 2012). Volatility in dry bulk market remains very high.

The decline of the dry bulk market has primarily been attributable to vessel oversupply gradually taking its toll on the market. The increased demand for drybulk commodities has been unable to fully absorb the approximately 98 million of new deadweight tonnage that entered the market in 2011, despite almost record high scrapping levels of approximately 22.3 million deadweight tonnage and an approximately 30% delivery slippage. 2011 was the second consecutive year of double-digit growth in the global drybulk fleet, as indicated by the fleet's 14% increase in deadweight tonnage carrying capacity for the year.

On the demand side, global steel consumption experienced an increase of approximately 4% in 2011, despite the somewhat moderate GDP growth rate of the three largest steel consuming regions, China, the European Union and the United States. China's GDP growth of 9.2% in 2011 was somewhat lower than the 10.4% in 2010, whereas the GDP growth rates of 1.6% and 1.8% in 2011 for the Euro zone and the United States, respectively, have likely been reflective of the weaker economic conditions these regions experienced during 2011.China remained the world's largest iron ore importer in 2011, showing an increase of approximately 10% in its imports of the commodity as compared to 2010, with Brazil reporting record high iron ore export levels in 2011, 5% higher than those in 2010 and 22% above those in 2009.

In the coal trade segment, global thermal coal trade remained firm in 2011, underpinned by a sharp demand increase of approximately 20% in India, where new coal-fired power stations continue to be constructed. Steam coal trade has also been supported by steady demand levels on the part of other major importing regions, such as China and Europe, despite a slight decrease in Japan's imports in 2011 following the earthquake and tsunami in March 2011.

While global trade is likely to continue to grow, we expect the overcapacity in the shipping market to continue to exert considerable pressure on charter rates, negating any upward trends possibly arising from any favorable price and volume developments in the underlying markets. There can be no assurance as to how long charter rates will remain at low levels or whether they will improve or deteriorate and, if so, when and to what degree.

As a result of the volatility and rate decline witnessed in the charter markets, the continued lack of availability of credit to finance vessel acquisitions and an overwhelming order book during 2011, vessel values have remained under severe pressure. Indicatively, as of December 2011, values of five-year Panamax vessels with 76,000 deadweight ton carrying capacity have reportedly decreased by about 26.4% compared to the same values in December 2010, whereas five-year modern Capesize vessels of 170,000 to 180,000 deadweight ton carrying capacity were valued 28% less compared to December 2010.

C. Organizational Structure

NewLead is the sole owner of all outstanding shares of the subsidiaries listed in Note 2 of our consolidated financial statements included in this report, except for Newlead Trading, Inc. In 2012, we also entered into a joint venture for the purchase and trading of coal. In connection with this new joint venture, NewLead owns a 52.0% interest in NewLead Holdings (US) Corp., which in turn owns a 50% interest in New Lead JMEG LLC. See “Item 3. Key Information—Recent Developments.”

D.	Properties, Plants and Equipment
Not applicable.

Item 4A. Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects (Restated)

The following is a discussion of NewLead Holdings Ltd., as "Successor" to the 2009 recapitalization, as discussed below and in Note 1 to the consolidated financial statements, as of and for the years ended December 31, 2011 and 2010 and for the period from October 14, 2009 to December 31, 2009 and as "Predecessor" of the recapitalization for the period from January 1, 2009 to October 13, 2009. All of these financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above, which are included elsewhere in this document.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on our current expectations and observations. The factors that, in management's view, could cause actual results to differ materially from the forward-looking statements include, among others, those discussed in Item 3.b. “Risk Factors”, and such differences may be material. For additional information regarding forward-looking statements used in this report please refer to the section "Cautionary Statement Regarding Forward-Looking Statements."

Restatement of Previously Issued Financial Statements:

Subsequent to the issuance of the Company’s 2010 and 2009 (successor) consolidated financial statements, the Company determined that the method used to amortize the beneficial conversion feature (“BCF”) on its 7% senior unsecured convertible notes was erroneous because the Company had previously amortized the BCF on a straight line basis, rather than using the effective interest rate method. This resulted in a material error and the restatement of the Company’s 2010 and 2009 (successor) financial statements. The impacts of the restatement are summarized in the following table:

	As of and for the Year Ended December 31, 2010			As of December 31, 2009 and for the Period From October 14, 2009 to December 31, 2009
	As Previously Reported	As Restated	As Reported*	As Previously Reported	As Restated	As Reported*

Senior convertible 7% notes	$55,877	$45,230	$45,230	$41,430	$39,283	$39,283
Total non-current liabilities	$591,360	$580,713	$580,713	$272,597	$270,450	$270,450
Total liabilities	$686,099	$675,452	$675,452	$326,857	$324,710	$324,710
Accumulated deficit	$(132,721)	$(122,074)	$(122,074)	$(37,872)	$(35,725)	$(35,725)
Total shareholders' equity	$75,634	$86,281	$86,281	$158,512	$160,659	$160,659

Interest and finance expense	$(44,899)	$(36,399)	$(28,723)	$(23,996)	$(21,849)	$(20,697)
Loss from continuing operations	$(97,618)	$(89,118)	$(77,286)	$(35,865)	$(33,718)	$(31,316)
Net loss	$(94,849)	$(86,349)	$(86,349)	$(37,872)	$(35,725)	$(35,725)
Loss per share basic and diluted - continuing operations	$(14.03)	$(12.81)	$(11.11)	$(6.42)	$(6.03)	$(5.60)
Loss per share basic and diluted – total	$(13.63)	$(12.41)	$(12.41)	$(6.78)	$(6.39)	$(6.39)

*	In addition, and unconnected to the correction of the error, the amounts presented reflect the retrospective application of discontinued operations for all periods presented. Refer to Note 25 (Discontinued Operations) in the accompanying consolidated financial statements.

Recent Developments

The Fleet

As discussed elsewhere in this annual report, we have had a significant reduction in the size of our fleet. As of May 14, 2012, we had a fleet of five vessels. We expect further reductions in our fleet.

We continue to negotiate with Piraeus Bank in respect of (a) the sale of the vessels Hiona and Hiotissa and (b) an agreement by which Piraeus will release us from all debt obligations arising under the related credit facilities in exchange for equity in the Company.

Also included in the five vessels is one newbuilding. Due to the delay in our payment of an installment of $7.4 million, we are currently in default under the shipbuilding contract of this hull and have not received delivery of this hull. We are currently in discussions with the lenders, the shipyard and a potential buyer in respect of the sale of this hull and the release of our obligations under the loan agreement.

We are currently in negotiations with WestLB to amend the terms of the loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis after the closing of the Restructuring described herein and enable the Newlead Victoria, a drybulk Panamax vessel, to stay within the group. This vessel is subject to a floating rate time charter which may expire as early as July 2012 or as late as October 2012. The vessel owner has the right to an earlier redelivery of the vessel, at any time within the charter duration, subject to the vessel owner tendering three months’ advance notice to the charterers.

We are currently in negotiations with Marfin to amend the terms of the loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis after the closing of the Restructuring described herein and enable the Newlead Markela, a drybulk Panamax vessel to stay within the group.

Restructuring of Our Indebtedness

Due to the economic conditions and operational difficulties of the Company, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% senior unsecured convertible notes (the "7% Notes") and the counterparties to our capital leases (collectively, the agreements governing such debt, the “Financing Documents”). See “Liquidity and Capital Resources” for a discussion of the various Financing Documents. As part of those discussions, we appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of the overall restructuring proposal described below. The aim of the restructuring is to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis (the “Restructuring”).

Since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we have not obtained waivers of these defaults from our lenders. From July 1, 2011 through May 14, 2012, and as part of our restructuring efforts, our lenders seized four of our vessels and we sold 13 vessels. The sales proceeds have been and are expected to be insufficient to fully repay the related debt and therefore, we will continue to have significant debt. All of our debt is currently under restructuring negotiations. We are currently in discussions with our lenders regarding the future use of three of our five remaining vessels. During the Restructuring process, our lenders have continued to reserve their rights in respect of such defaults other than as detailed below in respect of the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement. Except for the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement, our lenders have not exercised their remedies at this time , including demand for immediate payment; however, our lenders could change their position at any time. As such, there can be no assurance that a satisfactory final agreement with be reached with all our lenders in the Restructuring, or at all.

On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”). The Restructuring Proposal included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). We have been engaged in negotiations with our lenders regarding the terms of the Restructuring Proposal but our lenders have not yet approved the Restructuring Proposal and such changes have not been implemented as of the filing of this annual report.

Notwithstanding the above, we have made progress in completing various parts of the Restructuring Proposal and continue to remain in discussions with our remaining lenders. During 2011 and through May 15, 2012, we have sold, disposed of or handed control over to our lenders a total of 17 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring.

As of May 15, 2012, we remain in advanced negotiations with several lenders of our secured debt. In addition we will issue common shares to certain remaining lenders as part of their consideration for releasing us from all debt obligations arising under their respective Financing Documents. We have not resolved various issues in respect of the remaining lenders and therefore the completion of the Restructuring is still subject to the negotiation and execution of definitive agreements. As such, there is no assurance that such agreements will be reached on the contemplated terms as highlighted herein or at all.

As of December 31, 2011, our outstanding indebtedness was $572.2 million, excluding the $71.6 million of unamortized beneficial conversion feature, or BCF, treated as a discount on the outstanding $125.0 million of 7% Notes. From January 1, 2012 through May 14, 2012, and as a result of the sale, disposal of or handing control of vessels and hulls to our lenders, our indebtedness has been decreased by an aggregate amount of approximately $157.1 million. Despite our restructuring efforts over the last several months, as of May 14, 2012 we continue to have:

•	$56.5 million ($31.2 million relating to the Marfin Credit Facility and $25.3 million relating to the WestLB loan agreement) of outstanding debt for vessels that we expect will remain in our possession after the completion of the Restructuring.

•	$75.6 million ($69.8 million relating to the Piraeus Bank credit facilities and $5.8 million relating to the Handysize Syndicate Facility Agreement) of outstanding debt for vessels currently in our possession that we expect to sell and apply the proceeds thereof against the related debt.

•	$158 million ($76.8 million relating to the Kamsarmax Syndicate Facility Agreements and $81.2 million relating to the Lemissoler Sale and Leaseback agreements) of liabilities for vessels that we already handed control over to the lenders but have not yet obtained final releases.

•	$125 million of 7% Notes outstanding, for which we are currently in negotiations to convert such notes to equity prior to the completion of the Restructuring.

While we continue to use our best efforts to complete the Restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the Restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the Restructuring and failure to obtain such releases could materially and adversely affect our business and operations and the impact of the final terms of any restructuring is uncertain.

We will continue to have a high degree of indebtedness after the completion of our ongoing restructuring.

The following sets forth the terms of the completed steps to the Restructuring to date and a description of the status of those elements which have yet to be completed.

Syndicate Facility Agreement

On December 22, 2011, with the consent of the lenders under our revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent (the “Facility Agreement”), we successfully completed the sale of the Newlead Fortune and the Newlead Avra with gross proceeds of approximately $64.5 million. On January 31 2012, with the consent of the lenders under our Facility Agreement, we successfully completed the sale of the Newlead Compass and the Newlead Compassion with gross proceeds of approximately $80.2 million. Such gross proceeds were applied towards the full and final satisfaction of all liabilities owed to the lenders under the Facility Agreement (other than fees owing to the lenders of approximately $0.6 million pursuant to a letter of undertaking dated February 3, 2012 (the “Fees”)). As a result of the sale of the Newlead Compass and Newlead Compassion our overall indebtedness was decreased by an aggregate amount of approximately $80.2 million after December 31, 2011. The sale of all four vessels has cumulatively reduced our indebtedness by an aggregate amount of approximately $147.9 million. In addition, we are not yet released from our obligations under the Facility Agreement until the Fees have been paid in full. We have agreed in principle with the Bank of Scotland that these Fees may be paid at some point after the closing of the Restructuring but in any event before 24 months from the date of signing the applicable agreed document. The definitive documentation in this regard is being negotiated with Bank of Scotland.

Kamsarmax Syndicate Facility Agreements

On February 24, 2012, the Bank of Scotland plc issued notices of enforcement and notices of default and acceleration in relation to the Kamsarmax Syndicate Facility Agreements, each dated April 15, 2010, between Ayasha and Bethune, as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62.7 million and $13.9 million under the Kamsarmax Syndicate Facility Agreements and sought a declaration, that, among other things, the Bank of Scotland is entitled to make a demand against the Company in respect of sums owing under the Kamsarmax Syndicate Facility Agreements. Ayasha and Bethune were the shipowning companies of the motor vessels “Newlead Tomi” and “Newlead Gujarat,” respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax facilities and the vessels were handed over to the lenders control.

We have agreed in principle with the Bank of Scotland in respect of releasing us from all of our obligations and liabilities under the Kamsarmax Syndicate Facility Agreements in return for a waiver from us to any claims, actions or remedies that we may have against the Bank of Scotland and a definitive release documentation on this point is being negotiated. The vessels have already been delivered to the new managers. We are currently working towards definitive documentations that would release us from our obligations under the Kamsarmax Syndicate Facility Agreements. However, there can be no assurance that we will be able to reach an agreement with the Bank of Scotland under acceptable terms or at all.

First Business Bank (FBB) Credit Facility

On August 12, 2011, we entered into the FBB Vessel Agreement with FBB for the sale of two vessels, the Newlead Spartounta and the Newlead Prosperity, with the net proceeds of such sales to be applied towards (a) the full and final satisfaction of all indebtedness owed to FBB under the credit facilities relating to the Newlead Spartounta and the Newlead Prosperity, and (b) the payment of outstanding trade and vendor payments. The sale of these vessels has been completed and FBB has released us from all of our liabilities and obligations under these credit facilities and related documents.

EFG Eurobank Credit Facility

On February 10, 2012, with the consent of EFG, we agreed to the sale of the Newlead Esmeralda for proceeds of approximately $11.4 million with the net proceeds of the sale being applied towards (a) the full and final satisfaction of all indebtedness owed to EFG under our loan agreement with EFG and (b) the payment of outstanding trade and vendor payments. The sale of this vessel has been completed and EFG has released us from all of our liabilities and obligations under this credit facility and related documents. As result of such sale, our overall indebtedness was decreased by an aggregate amount of $11.0 million.

Marfin Credit Facility and 7% Notes

On April 5, 2012, with the consent of Marfin Bank, we entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for net proceeds of approximately $9.0 million. Marfin applied the net proceeds of such sale received by it towards the payment of certain amounts relating to claims against the Newlead Venetico, the payment of certain fees and the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico. We are currently in discussions with Marfin regarding certain amendments to the Marfin Credit Facility, whereby this facility would be amended and restated to reduce the overall committed amount there under to the existing outstanding amount of approximately $31.2 million and enable us to comply with certain covenants under the facility on an ongoing basis after the closing of the Restructuring. We are also in discussions with Marfin regarding a conversion agreement in respect of the 7% Notes (for which Marfin is the indenture trustee), whereby Marfin would convert all debt claims Marfin may have against us arising under the 7% Notes into equity of the Company. The terms of any such amendment and restatement agreement, debt conversion and share issuance is still under negotiation and subject to the execution of legally binding agreements. There is no assurance that we will complete such documentation or the Restructuring in this regard.

Piraeus Bank (Piraeus) Credit Facilities

On December 29, 2011, with the consent of Piraeus Bank, we entered into an agreement for the sale of the Grand Ocean and that vessel was delivered to the buyer on January 11, 2012 for net proceeds of approximately $6.5 million. Piraeus applied the net proceeds of such sale received by it towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Grand Ocean in a total aggregate amount of $6.5 million and (b) the payment of outstanding trade and vendor payments. The total outstanding balance under the loan agreement for the Grand Ocean is $11.2 million as of May 14, 2012.

We continue to negotiate with Piraeus Bank in respect of (a) the sale of the vessels Hiona and Hiotissa and (b) an agreement by which Piraeus will release us from all debt obligations arising under the related credit facilities in exchange for equity in the Company.

The terms and conditions of any agreement between ourselves and Piraeus Bank regarding the sale of Hiona and Hiotissa, and any agreements relating to the release of obligations under the related agreements is subject to negotiating and executing legally binding documentation. There are no assurances that we will be able to complete such documentation or the Restructuring in this regard.

WestLB Bank Credit Facility

We are currently in negotiations with WestLB to amend the terms of the loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis after the closing of the Restructuring and enable the Newlead Victoria vessel to stay within the group. The terms and conditions of any agreement between us and WestLB are subject to negotiating and executing legally binding documentation. There are no assurances that we will be able to complete such documentation or the Restructuring in this regard.

Handysize Syndicate Facility Agreement

On March 21, 2012, with the consent of the lenders, we entered into a memorandum of agreement with an unrelated party for the sale of the Navios Serenity by which the vessel would be sold and the proceeds of the sale would be applied towards the outstanding balance owed under our credit facility with DVB Bank, Nord LB and Emporiki Bank (the “Handysize Syndicate Facility Agreement”). The vessel was sold on March 26, 2012 for net proceeds of approximately $26.0 million and delivered to the buyer, thereby reducing overall indebtedness owed under that facility by $25.0 million. We remain liable under the Handysize Facility Agreement to the lenders in respect of the Hull 4029 and are in discussions with the lenders, the yard and the buyer in respect of the sale of this vessel. The lenders will not release us from all of our obligations under the Handysize Syndicate Facility Agreement and related documents unless and until this vessel is sold. The terms and conditions of any agreement between us and the lenders are subject to negotiating and executing legally binding documentation. There is no assurance that we will complete such documentation or the Restructuring in this regard.

Northern Shipping Fund (NSF)

On March 14, 2012, the Company received enforcement notices from Endurance Shipping LLC whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter. On March 31, 2012, the Company entered into a deed of release with Endurance Shipping LLC, the owner of the Newlead Endurance, pursuant to which the Company was unconditionally released from its guarantee under the bareboat charter for the Newlead Endurance, which had been chartered-in by Curby Navigation Ltd. In connection with the enforcement notices, the Company also received a termination notice in respect of the ship management agreement between Curby Navigation Ltd. and NewLead Bulkers S.A., which had been the manager of the Newlead Endurance.

On March 14, 2012, we redelivered the Newlead Endurance to NSF pursuant to a redelivery agreement in respect of the capital leasing arrangement. As part of this redelivery agreement, the Company was released from all its obligations and liabilities under the relevant finance lease documentation.

Lemissoler Sale and Leaseback Agreements

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, we completed the redelivery of four dry bulk vessels, namely the "Australia", the "Grand Rodosi", the "China" and the "Brazil", to their owners which are affiliates of Lemissoler. Although these vessels have been redelivered to Lemissoler, we are still liable under the sale and leaseback agreements in respect of settlement of trade payables, amounts owing to the owners as a result of the termination of those agreements and other liabilities in relation to the four vessels. We are in discussions with Lemissoler to address these outstanding issues and are seeking to enter into a settlement agreement in this regard whereby Lemissoler will convert any debt claims they may have against us into equity of the Company.

The terms and conditions of any agreement between us and Lemissoler are subject to negotiating and executing legally binding documentation. There are no assurances that we will be able to complete such documentation or the Restructuring in this regard.

New Joint Venture for purchase and trading of coal

In April 2012, our U.S. subsidiary entered into a joint venture arrangement with a third party to purchase thermal coal (used in power plants for electricity generation and any other industrial use) from reserves located in Kentucky, USA.  The joint venture has entered into agreements to purchase certain quantities of thermal coal with specified minimum qualities (after processing at the mine by the mine operator) over a five-year period with roll-over options.  We expect to market and distribute the thermal coal to end users or distributors, located primarily in Asia, and transport it using vessels from the market as well as our vessels.  In connection with entering into the joint venture arrangement, our U.S. subsidiary was converted from a Delaware limited liability company into a Delaware corporation and its name was changed from NewLead Holdings (US) LLC to NewLead Holdings (US) Corp.

Share Issuances to Employees, Directors, Officers, Vendors, Former Employees and Consultants

On February 15, 2012,we issued the following common shares: (i) 1,261,166 shares to employees, officers and consultants under our 2005 Equity Incentive Plan (the "Plan"); (ii) 560,000 shares to board of directors members under the Plan; (iii) 69,334 shares to Terra Stabile A.E. and 5,247 shares to Meltemi Deck E.P.E. in accordance with the resolutions of the Compensation Committee, dated December 21, 2011, and the related settlement agreements for amounts due to them; (iv) 50,057 shares to former employees, officers and consultants in accordance with the resolutions of the Compensation Committee, dated December 21, 2011; (v) 866,668 shares to two of our executive officers, Nicholas G. Fistes, Chairman, and Michail S. Zolotas, Deputy Chairman, Chief Executive Officer and President.

On February 28, 2012,we issued 6,550,000 common shares to various vendors to settle outstanding invoices in accordance with the resolutions of the Compensation Committee, dated February 24, 2011.

On April 24, 2012, we issued the following common shares: (i) 507,000 additional shares to former employees, officers and consultants, which vested immediately, in accordance with the resolutions of the Compensation Committee, dated April 6, 2012; (ii) 227,273 shares to Terra Stabile A.E. and 11,229 shares to Terra Norma SA in accordance with the resolutions of the Compensation Committee, dated April 6, 2012, and the related settlement agreements for amounts due to them; (iii) 731,140 shares to J Mining and Energy Group, Inc in accordance with the resolutions of the Board of Directors, dated April 5, 2012 and the related share issuance agreement; (iv) 303,864 common shares to two vendors to settle outstanding invoices in accordance with the resolutions of the Compensation Committee, dated April 6, 2012 and the related settlement agreements for amounts due to them; and (v) 750,000 common shares to one vendor to settle an outstanding balance in accordance with the resolutions of the Board of Directors, dated April 17, 2012 and the related settlement agreement for amounts due to the vendor.

Employment Agreements and Severance Agreements

We entered into employment agreements with two of our executive officers, Nicholas G. Fistes, Chairman, and Michail S. Zolotas, Deputy Chairman, Chief Executive Officer and President, which entitle each executive to an annual base salary and an annual incentive bonus that is payable in common shares. We also entered into severance agreements with certain of our key employees, other than Messrs. Fistes and Zolotas. See “Item 6. Directors, Senior Management and Employees” for more details relating to the employment agreements and the severance agreements.

NASDAQ Compliance Notice

On March 15, 2012,we received notification from the NASDAQ Listing Qualifications department that we had regained compliance with the minimum MVPHS of $5,000,000 for continued listing set forth in Listing Rule 5450(b)(1)(C) as our MVPHS was $5,000,000 or more for 10 consecutive business days. Furthermore, on March 29, 2012, we received notification from the NASDAQ Listing Qualifications department that we had regained compliance with the bid price requirement pursuant to NASDAQ Listing Rule 5810 (c)(3)(A) as the closing bid price of our common shares exceeded $1.00 for 10 consecutive business days.

Overview

General

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Companies Act of 1981 on January 12, 2005. NewLead's principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (30) 213-014-8600.

NewLead Holdings Ltd. is an international shipping company engaged in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We currently operate a fleet of two double-hulled product tankers (which are being negotiated for sale with our lenders) and three drybulk carriers (including one newbuilding for which, we are currently in negotiations with the yard and the lender for its disposal) with a combined carrying capacity of approximately 0.39 million dwt. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry.

In October 2009, our predecessor company, Aries Maritime Transport Limited, underwent an approximately $400.0 million recapitalization and installed new executive management. Upon the successful completion of these two initiatives, we subsequently changed our name to NewLead Holdings Ltd.

Recently, we have been engaged in restructuring discussions with our lenders to finalize the satisfaction and release of our obligations under certain of our debt agreements and the amendment of the terms of certain other debt agreements. During 2011 and through May 15, 2012, we have sold, disposed of or handed control over to our lenders a total of 17 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring.

As a result, as of May 15, 2012, we currently have two double-hulled product tankers and three dry bulk carriers. As of May15, 2012, we remain in advanced negotiations with several lenders of our secured debt. In addition we will issue common shares to certain remaining lenders as part of their consideration for releasing us from all debt obligations arising under their respective Financing Documents. We have not resolved various issues in respect of the remaining lenders and therefore the completion of the Restructuring is still subject to the negotiation and execution of definitive agreements. As such, there is no assurance that such agreements will be reached on the contemplated terms as highlighted herein or at all.

As of December 31, 2011, our outstanding indebtedness was $572.2 million, excluding the $71.6 million of unamortized beneficial conversion feature, or BCF, treated as a discount on the outstanding $125.0 million of 7% Notes. From January 1, 2012 through May 14, 2012, and as a result of the sale, disposal of or handing control of vessels and hulls to our lenders, our indebtedness has been decreased by an aggregate amount of approximately $157.1 million. Despite our restructuring efforts over the last several months, as of May 14, 2012 we continue to have:

•	$56.5 million ($31.2 million relating to the Marfin Credit Facility and $25.3 million relating to the WestLB loan agreement) of outstanding debt for vessels that we expect will remain in our possession after the completion of the Restructuring.

•	$75.6 million ($69.8 million relating to the Piraeus Bank credit facilities and $5.8 million relating to the Handysize Syndicate Facility Agreement) of outstanding debt for vessels currently in our possession that we expect to sell and apply the proceeds thereof against the related debt.

•	$158 million ($76.8 million relating to the Kamsarmax Syndicate Facility Agreements and $81.2 million relating to the Lemissoler Sale and Leaseback agreements) of liabilities for vessels that we already handed control over to the lenders but have not yet obtained final releases.

•	$125 million of 7% Notes outstanding, for which we are currently in negotiations to convert such notes to equity prior to the completion of the Restructuring.

While we continue to use our best efforts to complete the Restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the Restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the Restructuring and failure to obtain such releases could materially and adversely affect our business and operations and the impact of the final terms of any restructuring is uncertain.

We will continue to have a high degree of indebtedness after the completion of our ongoing restructuring.

See “Recent Developments” above.

We have also entered into a joint venture for the purchase and trading of coal. See “Recent Developments” above.

A. Operating results

The following discussion solely reflects results from continuing operations, unless otherwise noted. See Note 25, "Discontinued Operations", to our consolidated financial statements for a discussion of our discontinued operations.

Going Concern

Over the past year, we have experienced losses, working capital deficiency, negative operating cash flow and shareholders’ deficiency, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations. Charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter rates for product tankers are significantly lower than applicable historical averages and charter hire rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.

Furthermore, recent economic conditions have caused certain of our charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who chartered three of our vessels during 2011, was having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest vessels which are owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. In connection thereto and due to delayed payments by this charterer, we have withdrawn two of the vessels from their employment during 2011 and the third vessel during 2012 and filed a claim for amounts already due as well as damages arising from cancelling those employment contracts. These vessels were chartered out at rates significantly above market, and since we were forced to reclaim and re-charter these vessels, we experienced a significant reduction in the cash flow from these vessels, which in turn further impaired our liquidity.

As a result of the conditions set out above, since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we have not obtained waivers of these defaults from our lenders. During the Restructuring process, our lenders have continued to reserve their rights in respect of such defaults other than those as detailed in this annual report in respect of the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement. Except for the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement, our lenders have not exercised their remedies at this time, including demand for immediate payment; however, our lenders could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with all our lenders in the Restructuring Proposal, or at all.

Due to the economic conditions and operational difficulties described elsewhere in this annual report, we entered into restructuring discussions with the lenders under the Financing Documents. As part of those discussions, we appointed Moelis to act as our financial advisors in respect of the overall Restructuring Proposal.

On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive Restructuring Proposal. The Restructuring Proposal included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). We have been engaged in negotiations with our lenders regarding the terms of the Restructuring Proposal but our lenders have not yet approved the Restructuring Proposal and such changes have not been implemented as of the filing of this annual report. See “Item 3. Key Information—Recent Developments—Restructuring of Our Indebtedness” for a discussion of the status of our restructuring negotiations.

During 2011 and through May 15, 2012, we have sold, disposed of or handed control over to our lenders a total of 17 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries)in connection with our restructuring. As of May 15, 2012, we remain in advanced negotiations with several lenders of our secured debt. In addition we will issue common shares to certain remaining lenders as part of their consideration for releasing us from all debt obligations arising under their respective Financing Documents. We have not resolved various issues in respect of the remaining lenders and therefore the completion of the Restructuring is still subject to the negotiation and execution of definitive agreements. As such, there is no assurance that such agreements will be reached on the contemplated terms as highlighted herein or at all.

As of December 31, 2011, our outstanding indebtedness was $572.2 million, excluding the $71.6 million of unamortized beneficial conversion feature, or BCF, treated as a discount on the outstanding $125.0 million of 7% Notes. From January 1, 2012 through May 14, 2012, and as a result of the sale, disposal of or handing control of vessels and hulls to our lenders, our indebtedness has been decreased by an aggregate amount of approximately $157.1 million. Despite our restructuring efforts over the last several months, as of May 14, 2012 we continue to have:

•	$56.5 million ($31.2 million relating to the Marfin Credit Facility and $25.3 million relating to the WestLB loan agreement) of outstanding debt for vessels that we expect will remain in our possession after the completion of the Restructuring.

•	$75.6 million ($69.8 million relating to the Piraeus Bank credit facilities and $5.8 million relating to the Handysize Syndicate Facility Agreement) of outstanding debt for vessels currently in our possession that we expect to sell and apply the proceeds thereof against the related debt.

•	$158 million ($76.8 million relating to the Kamsarmax Syndicate Facility Agreements and $81.2 million relating to the Lemissoler Sale and Leaseback agreements) of liabilities for vessels that we already handed control over to the lenders but have not yet obtained final releases.

•	$125 million of 7% Notes outstanding, for which we are currently in negotiations to convert such notes to equity prior to the completion of the Restructuring.

While we continue to use our best efforts to complete the Restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the Restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the Restructuring and failure to obtain such releases could materially and adversely affect our business and operations and the impact of the final terms of any restructuring is uncertain.

We will continue to have a high degree of indebtedness after the completion of our ongoing restructuring.

While we continue to use our best efforts to complete the Restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the Restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the Restructuring and failure to obtain such releases could materially and adversely affect our business and operations and the impact of the final terms of any Restructuring is uncertain. Although the Restructuring, if successful, will reduce our outstanding debt obligations, we will likely be issuing significant additional equity that will dilute the existing shareholders. The dilution will not be determined until the final terms of the entire Restructuring is have been finalized or, following such completion, if there are any contingent obligations. Such additional issuances, individually or in the aggregate, will significantly impact the trading price of our common shares and may also impact our continued listing on NASDAQ.

During the restructuring process, we will most likely be unable to incur any additional indebtedness. Furthermore, it may continue to be difficult for us to incur additional debt in commercially reasonable terms after the restructuring is completed, even if we are permitted to do so under our debt agreements. This may limit our ability to pursue activities that our management considers to be beneficial to us, which may further impair our financial condition.

Additionally, the ultimate accounting impact of the Restructuring is unknown and will not be determined until the final terms of the Restructuring is reached between the various lenders. Ultimately, we anticipate that our shareholder equity will be significantly impacted by the Restructuring, which could negatively impact the trading of our common shares and our ability to remain listed on NASDAQ.

All of the above raises substantial doubt regarding our ability to continue as a going concern.

Long-term debt and capital lease obligations have been classified as current liabilities due to covenant violations that give the lender the right to call the debt at the balance sheet date, absent waivers. Accordingly, as of December 31, 2011, we have reclassified all of our long term debt and capital leases as current liabilities in our consolidated balance sheet, since we have not received waivers in respect of the covenants that were breached at such time. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

Charters

We have historically had many long-established charter relationships which we believe are well regarded within the international shipping community. Our management's assessment of a charterer's financial condition and reliability is an important factor in negotiating employment of our vessels. We have established stringent requirements for selecting qualified charterers. We generate revenues by charging customers for the transportation of oil and petroleum products in our product tankers business and for a wide array of unpackaged cargo in our dry bulk business through various charter agreements. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters, we pay commissions to ship brokers depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues, but may enable us to capture increased profit margins during periods of improvements in charter rates. As of May 14, 2012 we have 5 vessels, 3 of which are under sale negotiation. Two of these three are not under charter and the third is a newbuild that has not been delivered, is in default and we are negotiating its sale. Of the remaining two vessels, one is under a floating rate charter that expires in 2012 and the other under a fixed charter that expires in 2013. For one of these latter 2 vessels, we are currently in negotiations with WestLB to amend the terms of the loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis after the closing of the Restructuring and enable the Newlead Victoria vessel to stay within the group.

We believe that our future results of operations are largely driven by the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read the section titled "Risk Factors" for a discussion of certain risks inherent in our business.

We believe that the important measures for analyzing trends in our results of shipping operations consist of the following:

•	Market exposure: We manage the size and composition of our fleet by chartering our owned vessels to international charterers. In order to diversify our market risk, we attempt to achieve an appropriate balance of the composition of our vessels between wet and dry vessels.

•	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period for the core vessels. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Equivalent vessels: Equivalent vessels are equal to the available days of the fleet divided by the number of the calendar days in the respective period.

•	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on time charters generally are expressed in such amounts.

•	Direct daily vessel operating expenses: Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessels calendar days.

Set forth below are our selected historical and statistical unaudited data as of December 31, 2011 with respect to charter coverage for our fleet that we believe may be useful in better understanding our financial position and results of operations.

	Successor			Predecessor
	January 1 to December 31,	January 1 to December 31,	October 14 to December 31,	January 1 to October 13,
	2011	2010	2009	2009
Available days	3,978	3,372	429	1,027
Operating days	3,839	2,868	339	827
Fleet utilization (1)	96.5%	96.5%	100.0%	-
Fleet utilization dry sector (1)	97.6%	95.5%	100.0%	-
Fleet utilization wet sector (1)	91.6%	100.0%	-	-
Equivalent vessels	10.9	9.2	5.4	4.2
Time Charter Equivalent Rate	$16,513	$15,302	$11,615	$6,611
Direct daily vessel operating expenses	$5,393	$6,733	$8,647	$10,895

(1):	Fleet utilization for the years 2010 and 2009 excludes non-core vessels (the High Rider, the High Land, the Ostria, the Nordanvind and the Chinook)

Principal Factors that Affect Our Shipping Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter rates and periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives

•	impairment loss; and

•	financing costs related to our indebtedness.

You should read the following discussion together with the information contained in the table of vessel information under Item 4. "Information on the Company — Business Overview — Our Fleet." Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and there are no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated. The discussions hereafter represent only our continuing operations, except where specifically mentioned.

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

Under multi-year time charters and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, dry-dockings, maintenance and repairs.

Impairment

In the event of impairment of an asset group, the fair value of the related long-lived asset is determined and an impairment charge is recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual asset group basis.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 to 30 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

Our vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

Interest and Finance Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, amortization of the debt discount and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by interest rate swaps or other derivative instruments. We use interest rate swaps to economically hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives

At the end of each quarter, the fair values of our interest rate swaps are valued to market. Changes in the fair value between quarters are recognized in the statements of operations.

Foreign Exchange Rates

Foreign exchange rate fluctuations, particularly between the Euro and the U.S. dollar, have had a minimal impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk. See below Item 11. “Quantitative and Qualitative Disclosures about Market Risk” under “Foreign Exchange Rates."

Critical Accounting Policies (Restated)

NewLead's consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires NewLead Holdings Ltd. to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. The following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Use of estimates

The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, expected future cash flows from reporting units to support goodwill impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels and Other Fixed Assets, net

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

Impairment of Long-lived Assets

 Long-lived assets and certain identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel and related carrying value of the intangible (backlog asset and deferred charter revenue) with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable (backlog asset) or unfavorable (deferred charter revenue) when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group. For vessels under construction, the net estimated cash flows also includes the future cash outflows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest).

The significant factors and assumptions we use in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions are based on a number factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel's age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience and (d) the likelihood of the sale of the asset group. Operating expense assumptions included an annual escalation factor. All estimates we use and assumptions made are in accordance with our historical experience.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record a material impairment charge in future periods. We performed an impairment assessment of the long-lived assets groups (i) as of September 30, 2009, (ii) as of December 31, 2009, (iii) during the years ended December 31, 2011, and 2010, when certain vessels were disposed of, (iv) as of December 31, 2010 and (v) as of December 31, 2011. For certain asset groups as of December 31, 2011, the future net undiscounted cash flows from the assets were less than the carrying values of the assets and, therefore, were adjusted to fair value. For the year ended December 31, 2011, we recorded an impairment charge totaling $73.3 million in continuing operations on eleven of the thirteen vessels that were held and used as of December 31, 2011. In addition, an impairment charge in continuing operations of $43.2 million was recorded on back log assets, and an impairment charge in continuing operations of $5.5 million was recorded on vessels under construction. For two of the four vessels that qualified as assets held for sale as of December 31, 2011, the vessels were adjusted to their fair value as of December 31, 2011, and a total impairment charge of $30.4 million was recorded within Loss from discontinued operations (see Note 11 of our consolidated financial statements). For the year ended December 31, 2010, we recorded an impairment charge on vessels in the amount of $15.6 million, which were recorded within continuing operations. Our impairment analysis as of December 31, 2009 did not result in an impairment loss. The impairment analysis as of September 30, 2009 resulted in an impairment loss of $40.9 million from continuing operations and $50.7 million from discontinued operations for the period from January 1, 2009 to October 13, 2009.

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

Trade Receivables, net and Other Receivables

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at December 31, 2011 and 2010 amounted to $1.6 million and $1.4 million, respectively, which relates to continued and discontinued operations.

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

Bareboat Charters, which are contracts pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel's operating expenses including crewing repairs, maintenance, insurance, stores lube oils and communication expenses in addition to the voyage costs (with the exception of commissions) and generally assumes all risks of operation.

Profit sharing represents our portion of the excess of the actual net daily charter rate earned by our charterers from the employment of our vessels over a predetermined base charter rate, as agreed between us and our charterers. Such profit sharing is recognized in revenue when mutually settled.

Fair Value of Financial Instruments

We have entered into various interest rate swaps agreements in order to economically hedge interest expense arising from our long-term borrowings detailed in Note 21 of our consolidated financial statements included herein. Under the interest rate swaps, we agree with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount. In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

The 7% Notes have two embedded conversion options — (1) an "Any time" conversion option and (2) a "Make Whole Fundamental Change" conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.

(1) The "Any time" conversion option meets the definition of a derivative under the Financial Accounting Standards Board's, or FASB, Accounting Standard Codification, or ASC, 815; however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (a) indexed to its own stock and (b) would be classified in shareholders’ equity, if freestanding. As a result, this conversion option is not bifurcated and separately accounted for and is not recorded as a derivative financial instrument liability.

(2) The "Make Whole Fundamental Change" conversion option meets the definition of a derivative under ASC 815. However, this embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability. This conversion option expired in 2011.

The market price of our common shares on the date of issuance of the 7% Notes was $15.24 and the stated conversion price is $9.00 per share. Since the "any time" conversion option has not been bifurcated, we recorded a BCF totaling $100.5 million, as a contra liability (discount) to the 7% Notes that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the years ended December 31, 2011 and 2010, and for the period from October 14, 2009 to December 31, 2009, $8.2 million, $5.9 million and $14.9 million, respectively, of amortized BCF non-cash interest was expensed in the consolidated statement of operations.

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

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then we must perform the second step in order to determine the implied fair value of the reporting unit's goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then a goodwill impairment is recognized by writing the goodwill down to the implied fair value.

Results of Continuing Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. See Note 25, "Discontinued Operations", to our consolidated financial statements for a discussion of our discontinued operations.

Year Ended December 31, 2011 and Year Ended December 31, 2010

The following table presents consolidated revenue and expense information for the years ended December 31, 2011and December 31, 2010. This information was derived from the consolidated revenue and expense accounts of the Company for the respective years.

	Year Ended December 31, 2011	Year Ended December 31, 2010
		(Restated)
OPERATING REVENUES	$68,637	$57,926

EXPENSES:
Commissions	(1,072)	(1,182)
Voyage expenses	(2,154)	(5,740)
Vessel operating expenses	(23,542)	(24,486)
General and administrative expenses	(20,541)	(15,455)
Depreciation and amortization expenses	(31,695)	(22,185)
Impairment losses	(203,683)	(39,515)
Loss / (gain) on sale from vessels, net	(208)	745
Management fees	-	(807)
	(282,895)	(108,625)

Operating loss from continuing operations	(214,258)	(50,699)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(44,261)	(28,723)
Interest income	207	547
Other income / (expense), net	97	(3)
Change in fair value of derivatives	-	1,592

Total other expenses, net	(43,957)	(26,587)

Loss from continuing operations	(258,215)	(77,286)

Loss from discontinued operations	(32,180)	(9,063)

Net loss	$(290,395)	$(86,349)

Loss per share:
Basic and diluted
Continuing operations	$(34.84)	$(11.11)
Discontinued operations	$(4.34)	$(1.30)
Total	$(39.18)	$(12.41)

Weighted average number of shares:
Basic and diluted	7,411,600	6,958,903

Revenues

For the year ended December 31, 2011, operating revenues were $68.6 million, compared to $57.9 million for the year ended December 31, 2010. The increase in revenue was attributable primarily to the 13.3% growth in our fleet (due to the newbuilt deliveries and acquisition of vessels) and the corresponding increase in available and operating days by 18.0% and 33.9%, respectively. As a result, we had on average 11.1 vessels in operation for the year ended December 31, 2011, compared to 9.8 vessels in operation in the year ended December 31, 2010. For the years ended December 31, 2011 and December 31, 2010, our time charter equivalent (TCE) rates were $16,513 per day and $15,302 per day, respectively. Such increase reflected the favorable charters attached to the new vessels that were incorporated into our fleet which was partially offset by the decrease in the market charter rates of the existing vessels.

Fleet utilization for the years ended December 31, 2011 and December 31, 2010remained stable at 96.5%. Fleet utilization for the year ended December 31, 2011 was suppressed by 56 unemployment days, which was mainly attributable to the adverse conditions in the tanker market and the corresponding decrease in demand. During the years 2011 and 2010, 97.2% and79.6% of our fleet, respectively, was fixed on time charters.

Commissions

Chartering commissions decreased to $1.1 million for the year ended December 31, 2011, compared to $1.2 million during the year ended December 31, 2010.The decrease corresponds mainly to the decreased number of vessels that operated on the spot market during the year ended December 31, 2011 as compared to the same period in 2010, since commissions on the spot market are higher than commissions for time charters.

Voyage Expenses

Voyage expenses were $2.2 million during the year ended December 31, 2011, compared to $5.7 million during the year ended December 31, 2010. The decrease was mainly attributable to the decreased number of vessels that operated on the spot market, since voyage expenses are only incurred on spot market vessels.

Vessel Operating Expenses

Vessel operating expenses were $23.5 million during the year ended December 31, 2011, compared to $24.5 million during the year ended December 31, 2010. This decrease is mainly attributable to a 19.9% reduction in our direct daily vessel operating expenses, to $5,393 in the twelve months of 2011 from $6,733 in the twelve months of 2010, mainly related to the better efficiencies arising from bringing the technical management in-house, which was offset by the18.0% and 33.9% growth in the available and operating days, respectively, as a result of the growth of our fleet.

General and Administrative Expenses

General and administrative expenses were $20.5 million during the year ended December 31, 2011, compared to $15.5 million during the year ended December 31, 2010. The increase is mainly attributable to legal and consultancy fees related to restructuring which was partially offset by the one-off transaction costs of $1.3 million that were incurred in the year ended December 31, 2010, mainly relating to the acquisition of new vessels.

Depreciation and Amortization

 Depreciation and amortization was $31.7 million during the year ended December 31, 2011, compared to $22.2 million during the year ended December 31, 2010. This increase reflected the 13.3% increase in operating fleet growth, as well as the amortization of the intangible assets created as a result of the 2010 asset acquisitions.

Impairment Loss

In light of the market conditions along with company-specific conditions that existed in the years of 2011 and 2010, we evaluated the carrying amounts of our long-lived assets during and at the end of each of those periods. We recognized an impairment loss of $122.1 million on our long-lived assets (vessels and intangibles) in the year ended December 31, 2011. Following our decision in 2010, to sell our non-core fleet, memorandums of agreements were signed for the sale of five such vessels. Accordingly, for the year ended December 31, 2010, we recorded an impairment loss of $15.7 million on our long-lived assets based on the future cash flows that these vessels expected to generate as a consequence of the sale.

Moreover, we evaluated the recoverability of goodwill in our reporting units, and we recognized an impairment loss of $54.0 million in the wet reporting unit and of $27.6 in the dry reporting unit for the year ended December 31, 2011 which fully wrote-off goodwill compared to $18.7 million of impairment loss in the wet reporting unit for the year ended December 31, 2010.

Furthermore, in the third quarter of 2010, we entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31.8 million, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, we cancelled such agreement and subsequently agreed to the full and final settlement of all the claims under the subject sale and purchase contract. In compliance with the terms and conditions of this settlement agreement, dated December 21, 2010, we released to the sellers the deposit of $3.2 million, and further incurred a termination fee of $1.9 million which was paid in January2011. As a consequence of the foregoing charges, the aggregate impairment loss for the year ended December 31, 2010 was $39.5 million.

Gain / (loss) on sale from vessels, net

As a result of the sale and leaseback transaction related to the Newlead Endurance, we recognized a loss of $0.2 million in the year ended December 31, 2011 compared to a net gain of $0.7 million in the year ended December 31, 2010. The latter consisted of a gain of $1.1 million recorded as a result of the divestiture of the three non-core vessels in September 2010. This gain was partially offset by a loss of $0.4 million, recognized on vessel Brazil as a result of its sale and leaseback transaction.

Management Fees

Management fees were zero for the year ended December 31, 2011, compared to $0.8 million during the year ended December 31, 2010. The decrease was due to bringing in-house the technical management of our vessels.

Interest and Finance Expense / Interest Income (Restated)

	Year ended December 31, 2011	Year ended December 31, 2010
		(Restated)
Interest expense excluding change in fair value of interest rate swaps	$29.3	$22.7
Other finance expenses	7.9	4.1
	37.2	26.8
Amortization of the beneficial conversion feature	8.2	5.9
Change in fair value of interest rate swaps	(1.1)	(4.0)
	7.1	1.9
Interest and finance expense	$44.3	$28.7

Interest and finance expense was $44.3 million during the year ended December 31, 2011, compared to $28.7 million during the year ended December 31, 2010. The expense for 2011 included a $8.2 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. Excluding the amortization of the beneficial conversion feature and a $1.1 million gain from the change in the fair value of our interest rate swaps, interest and finance expenses were $37.2 million, reflecting $500.6 million of indebtedness as of December 31, 2011, which is net of the $71.6 million of unamortized BCF related to the $125.0 million of 7% Notes. Furthermore, during the year ended December 31, 2011, we received interest income of $0.2 million. The expense for 2010 included a $5.9 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. Excluding the amortization of the BCF and $4.0 million gain from the change in the fair value of our interest rate swaps, interest and finance expenses were $26.8 million, reflecting $578.0 million of indebtedness as of December 31, 2010 (net of the $79.8 million of unamortized BCF related to the $125.0 million of 7% Notes), which included, among other things, approximately $298.5 million in loans assumed and drawdowns during the year ended December 31, 2010 related to fleet growth and our newbuilding program, $49.0 million related to the drawdown of the $62.0 million revolving credit facility, as well as the $2.4 million net proceeds from the sale and leaseback transaction. Furthermore, during the year ended December 31, 2010, we received interest income of $0.6 million.

Change in Fair Value of Derivatives

The mark to market of the fair value of warrants classified as liabilities during the year ended December 31, 2010 resulted in an unrealized gain of $1.6 million. No such amount was applicable for the year ended December 31, 2011 because the warrants are classified as equity in year 2011.

Loss from discontinued operations

Loss from discontinued operations was $32.2 million for the year ended December 31, 2011, compared to $9.1 million for the year ended December 31, 2010. Such increase was attributed to $30.4 million impairment losses recognized in the year ended December 31, 2011, a reduction from operational activities of $8.7 million and an increase in interests and finance expenses of $2.6 million, which was partially offset by reduced depreciation and amortization expenses of $5.2 million, as well as by an increased gain on sale of vessels of $13.4 million.

Net Loss

Loss from continuing operations was $258.2 million for the year ended December 31, 2011, compared to $77.3 million for the year ended December 31, 2010.

The net loss for the years ended December 31, 2011 and 2010 was $290.4 million and $86.3 million, respectively. This loss included loss from discontinued operations of$32.2 million and $9.1 million in the years ended December 31, 2011 and 2010, respectively, which were related primarily to: (i)our restructuring process which resulted in the sale of certain tanker and dry bulk vessels and(ii) our strategic decision to exit from the container market.

Year Ended December 31, 2010 and Year Ended December 31, 2009 (Restated)

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

	Successor		Predecessor
	Year Ended December 31,	October 14, to December 31,	January 1, to October 13,
	2010	2009	2009
	(Restated)	(Restated)
OPERATING REVENUES	$57,926	$7,273	$14,509

EXPENSES:
Commissions	(1,182)	(210)	(442)
Voyage expenses	(5,740)	(2,238)	(6,088)
Vessel operating expenses	(24,486)	(4,569)	(15,321)
General and administrative expenses	(15,455)	(11,931)	(8,392)
Depreciation and amortization expenses	(22,185)	(1,521)	(6,331)
Impairment losses	(39,515)	-	(40,859)
Gain on sale from vessels	745	-	-
Management fees	(807)	(213)	(584)
	(108,625)	(20,682)	(78,017)

Operating loss from continuing operations	(50,699)	(13,409)	(63,508)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(28,723)	(20,697)	(6,624)
Interest income	547	236	9
Other (expense) / income, net	(3)	-	31
Change in fair value of derivatives	1,592	2,554	3,012

Total other expenses, net	(26,587)	(17,907)	(3,572)

Loss from continuing operations	(77,286)	(31,316)	(67,080)

Loss from discontinued operations	(9,063)	(4,409)	(58,684)

Net loss	$(86,349)	$(35,725)	$(125,764)

Loss per share:
Basic and diluted
Continuing operations	$(11.11)	$(5.60)	$(28.00)
Discontinued operations	$(1.30)	$(0.79)	$(24.49)
Total	$(12.41)	$(6.39)	$(52.49)

Weighted average number of shares:
Basic and diluted	6,958,903	5,588,937	2,395,858

Revenues

For the year ended December 31, 2010, operating revenues were $57.9 million, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, operating revenues were $14.5 million and $7.3 million, respectively. The increase in revenue was attributable primarily to the 81.5% growth in our fleet and the corresponding increase in available and operating days by 131.6% and 146.0%, respectively, reflecting our initiatives to continue the fleet expansion strategy and bring operational, commercial and technical management capabilities in-house. As a result, we had on average 9.8 vessels in operation for the year ended December 31, 2010, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, we had on average five and seven vessels in operation, respectively. For the year ended December 31, 2010, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, our TCE rates were $15,302 per day, $6,611 per day and$11,615 per day, respectively. Such increase in TCE rates reflects the favorable charters attached to the vessels that were incorporated in our fleet, which was partially offset by the decrease in the charter rates of the vessels operating on the spot market.

Fleet utilization excluding non-core vessels for the year ended December 31, 2010, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, were 96.5%, 0% and 100%, respectively. Fleet utilization excluding non-core vessels for year ended December 31, 2010 was suppressed by 5unemployment days. During the year ended December 31, 2010 and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, 99.8%, 0% and 100%, respectively, of our fleet (excluding non-core vessels) was fixed on time charters.

Commissions

Chartering commissions were $1.2 million during the year ended December 31, 2010, and $0.4 million and $0.2 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, which corresponds to the increase in revenue (as previously discussed).

Voyage Expenses

Voyage expenses were $5.7 million during the year ended December 31, 2010, and $6.1 million and $2.2 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. The decrease was mainly attributable to the decrease in the number of days for vessels operating on the spot market has decreased to 687 days in the year ended December 31, 2010 from 753 days and 271 days for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively.

Vessel Operating Expenses

Vessel operating expenses were $24.5 million during the year ended December 31, 2010, and $15.3 million and $4.6 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, reflecting the 131.6% and 146.0% growth in the available and operating days, respectively, as a result of the growth of our fleet. Excluding provision for claims, vessel operating expenses were $23.5 million for the year ended December 31, 2010, and $15.0 million and $4.6 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. While the operating expenses increased in total, our direct daily vessel operating expenses decreased to $6,733 in the twelve months of 2010 from $10,895 and $8,647 for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, due to the integration of operational, commercial and technical management since the second quarter of 2010, as well as incremental expenses that occurred in the third quarter of 2009 related to extensive vessel main machinery repairs.

General and Administrative Expenses

General and administrative expenses were $15.5 million during the year ended December 31, 2010, and $8.4 million and $11.9 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. Excluding transaction costs, mainly relating to the dropdown transactions and the 2009 recapitalization, general and administrative expenses were $14.2 million for year ended December 31, 2010, and $4.9 million and $3.0 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, reflecting our growth, particularly the 211% increase in the number of personnel.

Depreciation and Amortization

Depreciation and amortization was $22.2 million during the year ended December 31, 2010, and $6.3 million and $1.5 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, reflecting the 81.5% increase in operating fleet growth, as well as the amortization of the intangible assets created as a result of the recapitalization in 2009 and the business and asset acquisitions in 2010.

Impairment Losses

In light of current market conditions, we evaluated the carrying amounts of our long-lived assets. Following our decision to sell our non-core fleet, memorandums of agreements were signed for the sale of five such vessels during the year ended December 31, 2010. Accordingly, we recorded an impairment loss of $15.7 million based on the future cash flows that these vessels expected to generate. All five vessels were sold during the year ended December 31, 2010. Moreover, we evaluated the recoverability of goodwill in our reporting units and we recognized an impairment loss of $18.7 million in the wet reporting unit. Furthermore, in the third quarter of 2010, we entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31.8 million, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, we cancelled such agreement and subsequently agreed to the full and final settlement of all the claims under the subject sale and purchase contract. In compliance with the terms and conditions of this settlement agreement, dated December 21, 2010, we released to the sellers the deposit of $3.2 million, and further incurred a termination fee of $1.9 million which was paid in January2011. As a consequence of the foregoing charges, the aggregate impairment loss for the year ended December 31, 2010 was $39.5 million. Pursuant to GAAP, we evaluated the carrying amounts of our long-lived assets in light of the fiscal year 2009 market conditions. The total impairment loss for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, amounted to $40.9 million and $0, respectively.

Loss on sale from vessels, net

As a result of the sale and leaseback transaction, we recognized a loss of $0.4 million related to the vessel Brazil. This loss was partially offset by a gain of $1.1 million recorded as a result of the divestiture of the three non-core vessels in September 2010.For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, no such a loss or gain was recognized.

Management Fees

Management fees were $0.8 million for the year ended December 31, 2010, and $0.6 million and $0.2 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This flat change resulted from the decrease due primarily to the integration of the technical management in-house, which was offset by the fees paid for the termination of the management agreements for the High Rider and the Chinook during the second quarter of 2010, and for the Ostria, the Nordanvind and the High Land during the third quarter of 2010.

Interest and Finance Expense / Interest Income (Restated)

Interest and finance expense was $28.7 million during the year ended December 31, 2010, and $6.6 million and $20.7 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. The expense for 2010 included a $5.9 million non-cash charge from the amortization of the BCF embedded in the 7%Notes issued in October 2009 in connection with our 2009 recapitalization. Excluding the amortization of the BCF and the $4.0 million gain from the change in the fair value of our interest rate swaps, interest and finance expense was $26.8 million reflecting $578.0 million of indebtedness as of December 31, 2010, which is net of the $79.8 million of BCF related to the $125.0 million of 7% Notes and which included, among others, approximately $298.5 million in new loans assumed and drawdowns during the year ended December 31, 2010 related to fleet growth and our newbuilding program, $49.0 million related to the drawdown of the new $62.0 million revolving credit facility, as well as the $2.4 million net proceeds from the sale and leaseback transaction. The effective interest rate was approximately 6.08% per annum and 5.81% per annum at December 31, 2010 and December 31, 2009, respectively. Furthermore, during the year ended December 31, 2010, we received interest income of $0.6 million. Interest and finance expense for the period October 14, 2009 to December 31, 2009 included primarily the $14.9 million amortization of the BCF embedded in the 7% Notes issued in October 2009 in connection with our 2009 recapitalization, reflecting the portion of the 7% Notes that was converted in November 2009 resulting in accelerated amortization. Interest and finance expense for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, consisted of interest expenses of $5.5 million and $4.3 million, respectively, mainly related to the outstanding indebtedness of $276.6 million as of December 31, 2009, which is net of the $85.7 million of BCF related to the $125.0 million of 7% Notes.

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

Loss from discontinued operations

Loss from discontinued operations was $9.1 million during the year ended December 31, 2010, and $58.7 million and $4.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. The decrease was mainly due to impairment losses of $50.7 million and loss on sale of vessels during the period from January 1, 2009 to October 13, 2009 of $5.6 million, which were partially offset by an increase of $3.4 million of depreciation and amortization expenses during the year ended December 31, 2010.

Net Loss

Loss from continuing operations was $77.3 million for the year ended December 31, 2010, and $67.1 million and $31.3 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively.

The net loss for the year ended December 31, 2010, and for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, was $86.3 million, $125.8 million and $35.7 million, respectively. These losses included loss from discontinued operations of $9.1 million for the year ended December 31, 2010 and losses of $58.7 million and $4.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, which were related primarily to (i) our restructuring process which resulted in the sale of certain tanker and dry bulk vessels during 2011 and 2012 and; (ii) our strategic decision to exit from the container market.

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

As of December 31, 2011, our currents assets amounted to $33.7 million, while current liabilities amounted to $583.6 million, resulting in a negative working capital position of $549.9 million. Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern.

As previously announced, due to the economic conditions and operational difficulties described elsewhere in this annual report, we entered into restructuring discussions with each of the lenders under the Financing Documents. As a result of such conditions, over a period of time, we defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we have not obtained waivers of these defaults from our lenders. During the Restructuring process, our lenders have continued to reserve their rights in respect of such defaults other than those as detailed below in respect of the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement. Except for the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement, our lenders have not exercised their remedies at this time, including demand for immediate payment; however, our lenders could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with all our lenders in the Restructuring Proposal, or at all. See “Recent Developments” above for a discussion of the status of our restructuring negotiations.

As of December 31, 2011, our liquidity reflected $5.4 million of total cash ($5.1 million of unrestricted cash and $0.3 million of restricted cash), compared with $110.8 million in total cash as of December 31, 2010. The decrease of $105.4 million in total cash was attributable primarily to vessel acquisitions and vessels under construction, as well as debt service and was partially offset by the proceeds from the sale and leaseback of one vessel and the proceeds from the sale of four vessels. Total debt on our balance sheet as of December 31, 2011 and December 31, 2010 was $500.6 million and $578.0 million, respectively, representing a $77.4 million decrease. The decrease was attributable mainly to the loan repayments of $78.6 million as well as $16.3 million of debt amortizations and the capital lease payments of $4.0 million. The overall decrease in indebtedness was partially offset by: (i) $8.2 million from the amortization of the BCF attributed to the 7% Notes; (ii) the $11.9 of million proceeds from the FBB bank credit facility; (iii) the aggregate drawdown of $39.4 million of debt related to the Newlead Gujarat and the Navios Serenity newbuildings; and (iv) the proceeds of $26.6 million from the sale and leaseback transaction related to the Newlead Endurance.

The following table below summarizes the cash flows from our operations for each of the years ended December 31, 2011 and 2010, as well as for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009:

	Successor			Predecessor
	Year Ended December 31,	Year Ended December 31,	October 14, to December 31,	January 1, to October 13,
	2011	2010	2009	2009
Net cash used in operating activities	$(3,089)	$(9,685)	$(5,869)	$(10,557)
Net cash (used in) / provided by investing activities	(69,612)	(22,189)	-	2,216
Net cash provided by / (used in) provided by financing activities	10,289	(6,850)	112,124	4,332
Net (decrease) / increase in cash and cash equivalents	(62,412)	(38,724)	106,255	(4,009)
Cash and cash equivalents, beginning of year/period	67,531	106,255	-	4,009
Cash and cash equivalents, end of year/period	$5,119	$67,531	$106,255	$-

Cash Flows

Net cash used in operating activities

 Net cash used in operating activities was $3.1 million for the year ended December 31, 2011, compared to net cash used in operating activities of $9.7 million for the year ended December 31, 2010. In determining net used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivatives.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $282.6 million increase for the year ended December 31, 2011 which consisted mainly of the following adjustments:$234.1 million of impairment losses; $36.9 million of depreciation and amortization charges; $8.2 million from the amortization of the BCF of the 7% Notes; $8.1 million from the amortization of the backlog asset/deferred charter revenue; $1.6 million relating to share-based compensation; $7.9 million of amortization and write-off of deferred finance fees; and a $0.2 million provision for doubtful receivables. These adjustments were partially offset by a $1.1 million gain from the valuation of derivatives, and a gain on vessels sales of $13.4 million.

Furthermore, the cash inflow from operations of $4.7 million for the year ended December 31, 2011, resulted mainly from: a $11.6 million increase in accrued liabilities; a $5.3 million increase in accounts payable; and a $1.3 million decrease in inventories. This was partially offset by: a $6.7 million payment for dry-docking and special survey costs; a $6.8 million increase in trade receivables; and a $1.2 increase in other receivables.

Net cash used in operating activities was $9.7 million for the year ended December 31, 2010, and $10.6 million and $5.9 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $83.5 million increase for the year ended December 31, 2010 which consisted mainly of the following adjustments: $39.5 million of impairment losses; $30.0 million of depreciation and amortization charges; $5.9 million from the amortization of the BCF of the 7% Notes; $10.7 million from the amortization of the backlog asset/deferred charter revenue; $2.7 million relating to share-based compensation; $3.7 million of amortization of deferred finance fees; and a $0.3 million provision for doubtful receivables. These adjustments were partially offset by an $8.4 million gain from the valuation of derivatives, and again on vessel sales of $0.9 million. The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $111.5 million increase and a $27.2 increase for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively, which consisted mainly of the following: $91.6 million of impairment losses and $5.6 million losses on vessels sale for the period from January 1, 2009 to October 13, 2009; and $14.9 million from the amortization of the BCF of the 7% Notes, $4.0 million relating to share-based compensation and $4.0 million relating to warrants compensation expense for the period from October 14, 2009 to December 31, 2009.

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

Net cash (used in) / provided by investing activities

For the year ended December 31, 2011, our net cash used in investing activities was $69.6 million. This cash outflow resulted from advances for vessels under construction of $89.4 million, as well as vessel acquisitions of $23.9 million and $0.2 million for other fixed asset acquisitions, which was partially offset by the proceeds from vessel disposals of $32.7 million and the restricted cash of $6.0 million related to a letter of guarantee issued in connection with an installment payment in respect of the Newlead Prosperity acquisition and $ 5.0 in respect of the delivery installment of Newlead Gujarat.

For the year ended December 31, 2010, our net cash used in investing activities was $22.2 million. This cash outflow resulted from advances for vessels under construction of $45.1 million, as well as vessel acquisitions of $1.6 million, advances for vessel acquisitions of $3.2 million and the restricted cash of $11.0 million related to letters of guarantee issued in connection with future installments in respect of newbuildings and other vessel acquisitions, and $0.1 million for other fixed asset acquisitions, which was partially offset by the proceeds from vessel disposals of $37.2 million, as well as the net cash of $1.6 million acquired through the business combination that occurred on April 1, 2010.For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, our net cash provided by investing activities were $2.2 million (related to proceeds from vessels sale) and $0, respectively.

Net cash provided by / (used in) financing activities

For the year ended December 31, 2011, our net cash provided by financing activities was $10.2 million compared to our net cash used in financing activities of $6.9 million for the year ended December 31, 2010. The cash outflow in 2011 resulted from the $43.6 million net principal repayments of our debt, the capital lease payments of $4.0 million and the payments of deferred charges of $0.7 million. This outflow was partially offset by the $26.6 million proceeds from the sale and leaseback transaction and the $32.0 million in restricted cash that was used to pay down debt (resulting mainly from the proceeds of the sale of the five non-core vessels occurred in 2010).

The cash outflow in 2010 resulted from the $62.8 million net principal repayments of our debt, the increase in restricted cash of $21.0 million mainly related to the disposal from the five non-core vessels (retention accounts) which was used either to acquire vessels or pay down debt, the capital lease payments of $1.8 million and the payments of deferred charges of $8.0 million. This outflow was partially offset by the $86.8 million proceeds from the sale and leaseback transaction. For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, our net cash provided by financing activities was $4.3 million and $112.1 million, respectively.

Indebtedness

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

As a result of the conditions described elsewhere in this annual report, within 2011, we have defaulted under each of our debt agreements described below and are currently not in compliance with certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions) under such loan agreements. To date, we have not obtained waivers of these defaults from our lenders and during the Restructuring process, our lenders have continued to reserve their rights in respect of such defaults. Since our lenders have the right, absent receipt of waivers, to demand at any given time the repayment of our debt, we reclassified our long term debt and capital lease obligations as current liabilities in our consolidated balance sheet as of December 31, 2011. See “—Going Concern.”

As of December 31, 2011 and December 31, 2010, our total indebtedness was approximately $500.6 million and $578.0 million, respectively, which is net of $71.6 million and $79.8 million of unamortized BCF related to the $125.0 million of 7% Notes, respectively. Indebtedness as of December 31, 2011 reflected, among other things, the $76.8 million of debt related to the acquisition of two Kamsarmax vessels; the $143.5 million of debt related to the dropdown of vessels completed in 2010; the $39.3 million of debt under the revolving credit facility with Marfin Egnatia Bank S.A.; the capital lease obligations of $107.5 million which include the proceeds of $26.6 million from the sale and leaseback transaction related to the Newlead Endurance; and $53.4 million relating to the $125.0 million of 7% Notes, after netting the impact of the BCF (discount) as described below under "Recapitalization".

As of December 31, 2011, our outstanding indebtedness was $572.2 million, excluding the $71.6 million of unamortized beneficial conversion feature, or BCF, treated as a discount on the outstanding $125.0 million of 7% Notes. From January 1, 2012 through May 14, 2012, and as a result of the sale, disposal of or handing control of vessels and hulls to our lenders, our indebtedness has been decreased by an aggregate amount of approximately $157.1 million. Despite our restructuring efforts over the last several months, as of May 14, 2012 we continue to have:

•	$56.5 million ($31.2 million relating to the Marfin Credit Facility and $25.3 million relating to the WestLB loan agreement) of outstanding debt for vessels that we expect will remain in our possession after the completion of the Restructuring.

•	$75.6 million ($69.8 million relating to the Piraeus Bank credit facilities and $5.8 million relating to the Handysize Syndicate Facility Agreement) of outstanding debt for vessels currently in our possession that we expect to sell and apply the proceeds thereof against the related debt.

•	$158 million ($76.8 million relating to the Kamsarmax Syndicate Facility Agreements and $81.2 million relating to the Lemissoler Sale and Leaseback agreements) of liabilities for vessels that we already handed control over to the lenders but have not yet obtained final releases.

•	$125 million of 7% Notes outstanding, for which we are currently in negotiations to convert such notes to equity prior to the completion of the Restructuring.

While we continue to use our best efforts to complete the Restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the Restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the Restructuring and failure to obtain such releases could materially and adversely affect our business and operations and the impact of the final terms of any restructuring is uncertain.

We will continue to have a high degree of indebtedness after the completion of our ongoing restructuring.

The following is a discussion of our debt agreements that are in existence or were in existence during fiscal 2011. As discussed elsewhere in this annual report, we are in the process of restructuring all of our indebtedness. Although the descriptions relating to our indebtedness below have been updated to reflect the current status of our restructuring efforts, the below descriptions may be of limited use upon the completion of our restructuring. There can be no assurance that our restructuring efforts will lead to a final agreement with our lenders.

Recapitalization

Prior to the recapitalization on October 13, 2009, the Company was in default of its $360.0 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent which had an outstanding balance of $221.4 million. As part of the recapitalization, our existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the "Facility Agreement", by and among us and the banks identified therein in order to refinance our existing revolving credit facility.

The Facility Agreement was originally payable in 19 quarterly installments of approximately $2.0 million each, and a sum of $163.4 million (comprised of a repayment installment of $2.0 million and a balloon repayment of $161.4 million) was due in October 2014. In January 2010, we paid an aggregate amount of $9.0 million from the proceeds of the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. In January 2011, we paid an aggregate amount of $32.0 million after receiving the proceeds from the sale of the five non-core vessels, the High Rider, the High Land, the Chinook, the Ostria and the Nordanvind. After giving effect to the application of these sale proceeds, the quarterly installments have been reduced to approximately $1.6 million each, and a sum of $128.8 million (comprised of a repayment installment of $1.6 million and a balloon repayment of $127.2 million) will be due in October 2014.

On April 26, 2010, we entered into a Supplemental Deed (the “Deed”) relating to this term Facility Agreement. The Deed was supplemental to the Loan Agreement dated October 13, 2009, as supplemented and amended from time to time, and was entered into among us and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount that must be maintained under the original Deed may be applied to prepay sums outstanding under the original loan without triggering an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and will be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.

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

Under the terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.75% if our total shareholders' equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50%;

•	2.75% if our total shareholders' equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if our total shareholders' equity divided by our total assets, adjusting the book value of our fleet to its market value, is less than 27.5%.

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

The following are the financial covenants to which we must adhere as of the end of each fiscal quarter, under the new Facility Agreement:

•	our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than:

(a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b) 30% from the financial quarter ending September 30, 2013 onwards.

•	we must maintain, on a consolidated basis on each financial quarter, working capital(as defined in the loan facility) of not less than zero dollars ($0) (as of December 31, 2011, the Company was in breach of this covenant);

•	we must maintain a minimum liquidity equal to at least5% of the outstanding loan (as of December 31, 2011, the Company was in breach of this covenant); and

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;

(a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

The Company is also subject to a covenant that requires the maintenance of a security value of (a) at least 100% of the loan during the period that is between the 30 month and the 36 month anniversary of the effective date of the Facility Agreement and (b) at least 120% of the loan after the 36 month anniversary of the effective date of the Facility Agreement. On December 22, 2011, with the consent of the lenders under our revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent (the “Facility Agreement”), we successfully completed the sale of the Newlead Fortune and the Newlead Avra with gross proceeds of approximately $64.5 million. On January 31, 2012, with the consent of the lenders under our Facility Agreement, we successfully completed the sale of the Newlead Compass and the Newlead Compassion with gross proceeds of approximately $80.2 million. Such gross proceeds were applied towards the full and final satisfaction of all liabilities owed to the lenders under the Facility Agreement (other than fees owing to the lenders of approximately $0.6 million pursuant to a letter of undertaking dated February 3, 2012 (the “Fees”)). As a result of the sale of Newlead Compass and Newlead Compassion our overall indebtedness was decreased by an aggregate amount of approximately $80.2 million after December 31, 2011. The sale of all four vessels has cumulatively reduced our indebtedness by an aggregate amount of approximately $147.9 million. In addition, we are not yet released from our obligations under the Facility Agreement until the Fees have been paid in full. We have agreed in principle with the Bank of Scotland that these Fees may be paid at some point after the closing of the Restructuring but in any event before 24 months from the date of signing the applicable agreed document. The definitive documentation in this regard is being negotiated with Bank of Scotland.

In connection with the recapitalization on October 13, 2009, we issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes ("7% Notes") due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share ("Any time" conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes which we purchased in cash and has received warrants for advisory services (for more details see Note 21 of our consolidated financial statements). The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, the Company's Vice Chairman, President and Chief Executive Officer and a member of its board of directors. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. $20,000 of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes

As of December 31, 2011, we were in default of an interest payment that was initially due on October 1, 2011.

In November 2009, Focus Maritime Corp. converted $20 million of the 7% Notes into approximately 2.22 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at December 31, 2011 and December 31, 2010.

The 7% Notes had two embedded conversion options — (1) An "Any time" conversion option and (2) A "Make Whole Fundamental Change" conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.

(1) The "Any time" conversion option meets the definition of a derivative under the FASB’s ASC 815. However, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (1) indexed to its own stock and (2) would be classified in shareholders’ equity, if freestanding. As a result, this conversion option is not bifurcated and separately accounted for and is not recorded as a derivative financial instrument liability.

(2) The "Make Whole Fundamental Change" conversion option meets the definition of a derivative under ASC 815. This embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability.

Our market price on the date of issuance was $15.24 and the stated conversion price is $9.00 per share. We recorded a BCF totaling $100.5 million, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2011, $8.2 million of the BCF was amortized and reflected as interest expense in the statement of operations ($5.9 million for the year ended December 31, 2010, and $14.9 million for the period from October 14, 2009 to December 31, 2009).

We are in discussions with Marfin regarding a conversion agreement in respect of the 7% Notes, whereby Marfin would convert all debt claims Marfin may have against us arising under the 7% Notes into equity of the Company. The terms of any such debt conversion and share issuance is still under negotiation and subject to the execution of legally binding agreements. There is no assurance that we will complete such documentation or the Restructuring in this regard.

For additional information regarding our interest rate swaps, read Item11. "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Exposure" herein.

Marfin Revolving Credit Facility

On December 10, 2010, we entered into a Loan Agreement with Marfin for a reducing revolving credit facility of up to $62.0 million, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance working and investment capital needs. The facility limit is being reduced by 10 quarterly installments of $0.1 million during the course of the term. On October 31, 2011, we applied $9.7 million towards the partial repayment of the facility. Moreover, the provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the Newlead Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.6%. The floating portion of the approximately $49.0 million drawn to date is approximately $19.4 million and bears an interest rate of approximately 4.0% (assuming current LIBOR of 0.506%, plus a 3.5% margin) while the fixed portion drawn is $29.6 million and bears an interest rate of 7.6% (assuming a current fixed swap rate of 4.1% plus a 3.5% margin).

The loan facility includes financial covenants, all as described in the loan facility, including: (i) our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0) (as of December 31, 2011, we were in breach of this covenant); (iii) the maintenance of minimum liquidity equal to at least 5% of the outstanding loan (as of December 31, 2011, we were in breach of this covenant); and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards. The Company is also subject to a covenant that requires the maintenance of a security value of at least 130% of the facility and the maximum swap exposure as specified in the agreement. As May 15, 2012, assuming that the proceeds from the sale of the vessel are applied by our lenders against our indebtedness under this facility, the outstanding balance of the loan was $31.2 million. As of December 31, 2011, we have defaulted on interest payments under the loan facility.

On April 5, 2012, with the consent of Marfin Bank, we entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for net proceeds of approximately $9.0 million. Marfin applied the net proceeds of such sale received by it towards the payment of certain amounts relating to claims against the Newlead Venetico, the payment of certain fees and the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico. We are currently in discussions with Marfin regarding certain amendments to the Marfin Credit Facility, whereby this facility would be amended and restated to reduce the overall committed amount there under to the existing outstanding amount of approximately $31.2 million and to enable us to comply with certain covenants under the facility on an ongoing basis after the closing of the Restructuring. The terms of any such amendment and restatement agreement is still under negotiation and subject to the execution of legally binding agreements. There is no assurance that we will complete such documentation or the Restructuring in this regard.

West LB Bank Credit Facility

 On April 1, 2010, we assumed a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27.5 million in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million due on the last payment date. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.506%, plus a 3.25% margin). The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel's excess cash must be applied towards the prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: (i) if we are in compliance with the value to loan ratio, 50% of the excess cash must be applied towards the prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. As of December 31, 2011, we were not in compliance with this ratio. The loan facility includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter; (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2011, we were in breach of this covenant); (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2011, we were in breach of this covenant); and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter. As of December 31, 2011, we have defaulted on a principal payment. As of May 14, 2012, the outstanding balance was $25.3 million.

We are currently in negotiations with WestLB, to amend the terms of the loan agreement whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis after the closing of the Restructuring and enable the Newlead Victoria vessel to stay within the group. The terms and conditions of any agreement between us and WestLB are subject to negotiating and executing legally binding documentation. There are no assurances that we will be able to complete such documentation or the Restructuring in this regard.

Piraeus Bank Credit Facilities

On April 1, 2010, we assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, as supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76.0 million in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1.5 million, followed by four quarterly installments of $1.25 million, followed by 19 quarterly installments of $1.125 million and a balloon payment of $37.225 million due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.506%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) the minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60.0 million, although we were not subject to such covenant through the period ended December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although we were not subject to such covenant through the period ended December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; (as of December 31, 2011, we were in breach of this covenant); (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although we were not subject to such covenant through the period ended February 28, 2012; and (v) Borrower’s (each) total amounts payable (except loans) should not exceed a) $0.4 million on each calendar quarter; and b) $0.8 million any other time (as of December 31, 2011, we were in breach of this covenant). As of December 31, 2011, we have defaulted on a number of principal and interest payments. As of May 14, 2012, the outstanding balance was $58.6 million. We continue to negotiate with Piraeus Bank in respect of (a) the sale of the vessels Hiona and Hiotissa and (b) an agreement by which Piraeus will release us from all debt obligations arising under the related credit facilities in exchange for equity in the Company. The terms and conditions of any agreement between ourselves and Piraeus Bank regarding the sale of Hiona and Hiotissa, and any agreements relating to the release of obligations under the related agreements is subject to negotiating and executing legally binding documentation. There are no assurances that we will be able to complete such documentation or the Restructuring in this regard.

On April 1, 2010, we also assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21.0 million relating to the Grand Ocean. The loan facility is payable in one quarterly installment of $0.85 million, followed by six quarterly installments of $0.8 million, followed by seven quarterly installments of $0.75 million and a balloon payment of $10.1 million due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.506%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) the minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60.0 million, although we were not subject to this covenant through the period ended December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although we were not subject to this covenant through the period ended December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor (as of December 31, 2011, we were in breach of this covenant); (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although we were not subject to this covenant through the period ended February 28, 2012; and (v) Borrower’s (each) total amounts payable (except loans) should not exceed a) $0.6 million on each calendar quarter, and b) $1.0 million any other time (as of December 31, 2011, the Company was in breach of this covenant). As of December 31, 2011, we have defaulted on a number of principal and interest payments.

On December 29, 2011, with the consent of Piraeus Bank, we entered into an agreement for the sale of the Grand Ocean and that vessel was delivered to the buyer on January 11, 2012 for net proceeds of approximately $8.2 million. Piraeus applied the net proceeds of such sale received by it towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Grand Ocean in a total aggregate amount of $6.5 million and (b) the payment of outstanding trade and vendor payments. The total outstanding balance under the loan agreement for the Grand Ocean, assuming that the proceeds from the sale of the vessel are applied by our lenders against our indebtedness under this facility, would be $11.2 million as of May 14, 2012.

Kamsarmax Syndicate Facility Agreements

On April 15, 2010, we assumed two facility agreements in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”). The senior facility agreement, which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, was for $66.7 million and was payable in20 quarterly installments of $1.52 million and a final payment of $36.3 million due no later than October 26, 2017. Borrowings under this facility agreement bore an effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Newlead Tomi) and the final delivery date (with respect to the newbuilding vessel referred to as Newlead Gujarat), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin was to be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to130%, the applicable margin was 3.4%, 3.2% and 2.75%, respectively This senior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and had a maturity date of October 15, 2015. The notional amount was $63.64 million, while the fixed rate of 4.0% was linked to the three-month U.S. dollar LIBOR reference rate. As of December 31, 2011, we have defaulted on a number of payments concerning the interest rate swap agreement.

The junior facility agreement, which was entered into with Bank of Scotland and BTMU Capital Corporation, was for $13.3 million and was payable in 20 quarterly installments of $0.13 million and a final payment of $10.7 million due no later than April 15, 2015. Borrowings under this facility agreement bore an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Newlead Tomi) and the final delivery date (with respect to the newbuilding vessel referred to as Newlead Gujarat), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin was to be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin was 5.2%, 4.9% and 4.5%, respectively. As of December 31, 2011, we have defaulted on a number of principal and interest payments. This junior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and had a maturity date of October 15, 2015. The notional amount was $13.1 million, while the fixed rate of 4.0% was linked to the three-month U.S. dollar LIBOR reference rate. As of December 31, 2011, we have defaulted on a number of payments concerning the interest rate swap agreement.

Both facility agreements include financial covenants, all as described in the loan facilities, including: (i) the security coverage must be at least 115% up to and including the second anniversary of final delivery date, 120% up to the third anniversary date, 125% up to the fourth anniversary date and 130% thereafter (as of December 31, 2011, the Company was in breach of this covenant); (ii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor (as of December 31, 2011, the Company was in breach of this covenant); (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than: (a) 1.10 to 1.00 from the financial quarter day ending June 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending June 30, 2013 going forward; (iv) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding; (as of December 31, 2011, the Company was in breach of this covenant); and (v) the equity ratio must not be less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of December 31, 2011, we are not in compliance with the minimum liquidity requirements under these loan agreements.

On February 20, 2012, the Bank of Scotland plc issued notices of enforcement and notices of default, acceleration in relation to the Kamsarmax facilities. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62.7 million and $13.9 million under the Kamsarmax facilities and sought a declaration, that, among other things, the Bank of Scotland is entitled to make a demand against the Company in respect of sums owing under the Kamsarmax facilities. Ayasha Trading Corporation ("Ayasha") and Bethune Properties S.A. ("Bethune") are the shipowning companies of the Kamsarmax motor vessels the Newlead Tomi and the Newlead Gujarat, respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax facilities and the vessels were handed over to the lenders’ control.

We have agreed in principle with the Bank of Scotland in respect of releasing us from all of our obligations and liabilities under the Kamsarmax Syndicate Facility Agreements in return for a waiver from us to any claims, actions or remedies that we may have against the Bank of Scotland and a definitive release documentation on this point is being negotiated. The vessels have already been delivered to the new managers. We are currently working towards definitive documentations that would release us from our obligations under the Kamsarmax Syndicate Facility Agreements. However, there can be no assurance that we will be able to reach an agreement with the Bank of Scotland under acceptable terms or at all.

First Business Bank (FBB) Credit Facility

On July 2, 2010, we assumed a Loan Agreement with First Business Bank, dated July 2, 2010, as supplemented by a First Supplemental Agreement, dated October 15, 2010 and further supplemented by a Second Supplemental Agreement dated May 9, 2011 (as amended, the "FBB Spartounta Loan Agreement"), for a loan facility of up to $24.15 million, in relation to the Newlead Spartounta. The loan was payable in 19 quarterly installments of $0.8 million followed by an $8.95 million payment due in July 2015. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 4.5% (assuming current LIBOR of 0.506%, plus a 4.0% margin). This loan facility included, among other things, a value to loan ratio that must at all times be at least 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel's excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility also included, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least 25% for the financial year ending December 31, 2012, although we are not subject to such covenant through the period ending December 31, 2012, and which increases to 30% annually thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding, although the Company is not subject to such covenant through December 31, 2012; (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) the minimum interest coverage ratio (as defined in the loan facility), on a trailing four financial quarter basis must be at least 2:1 as at December 31, 2012, although we are not subject to such covenant through the period ending December 31, 2012, and must be at least 2.5:1 as at December 31, 2013 and annually thereafter.

On May 9, 2011, we entered into a Loan Agreement with First Business Bank for a loan facility of up to $12.0 million, in relation to the Newlead Prosperity (as amended, the "FBB Prosperity Loan Agreement"), of which $11.9 million has been drawn. The loan was payable in one balloon payment due in May 2013, unless we proceeded with a successful raising of equity of at least $40.0 million, upon the completion of which the loan must be prepaid in full. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 7.5% (assuming current LIBOR of 0.506%, plus a 7.0% margin). This loan facility, included, among other things, a value to loan ratio that must be at least 120% from January 1, 2013 until the maturity date and financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 30% only for the financial year ending December 31, 2013; (ii) a requirement to maintain minimum liquidity equal to at least 5% of total debt (as defined in the loan facility) during the period the loan facility remains outstanding, although we are not subject to such covenant through the period ending December 31, 2012; (iii) a requirement to maintain working capital (as defined in the loan facility) of not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio (as defined in the loan facility), on a financial year basis, of 2.5:1, only for the financial year ending December 31, 2013.

On August 9, 2011, we received a notice of an event of default from First Business Bank relating to the FBB Spartounta Loan Agreement and certain ancillary agreements relating to the FBB Spartounta Loan Agreement. As of August 9, 2011, $21.7 million of principal was outstanding under the FBB Spartounta Loan Agreement. The notice alleged events of default under the FBB Spartounta Loan Agreement due to, among other things, the failure by us to pay the unpaid portion of an installment of approximately $0.7 million due on July 5, 2011, plus default interest on such amounts. The notice further stated that, as a result of such events of default, the FBB Spartounta Loan Agreement was terminated and that all amounts due under the FBB Spartounta Loan Agreement, in the aggregate amount of $21.8 million, were immediately due and payable. On August 9, 2011, and as a result of the breach above, FBB arrested the other vessel, the Newlead Prosperity.

On August 12, 2011, in connection with the notices of events of default under the FBB Spartounta Loan Agreement and the FBB Prosperity Loan Agreement, we entered into a sale agreement for the Newlead Prosperity and the Newlead Spartounta with First Business Bank. The sale of the Newlead Prosperity and the Newlead Spartounta were completed on September 13, 2011 and September 20, 2011, respectively, and both loan facilities were terminated.

On April 27, 2012, we were fully discharged and released of any and all of its obligations towards the First Business Bank under the FBB Prosperity Loan Agreement and the FBB Spartounta Loan Agreement.

EFG Eurobank Credit Facility

On July 9, 2010, we assumed a Loan Agreement with EFG, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32.0 million, in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to the Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1.13 million to the initial outstanding amount of $14.79 million. The loan is payable in 15 quarterly installments of $0.525 million followed by a $5.785 million payment due in April 2014. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 4.3% (assuming current LIBOR of 0.506%, plus a 3.75% margin). This loan facility included, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 to June 30, 2011. As of December 31, 2011, we were in breach of the minimum security clause.

The loan facility included, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be at least 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; (as of December 31, 2011, the Company was in breach of this covenant); and (iii) the minimum interest coverage ratio (as defined in the loan facility) must be equal to at least 2:1 for the period from January 1, 2013 until December 30, 2013, must be at least to 2.5:1 thereafter. As of December 31, 2011, we have defaulted on principal and interest payments.

On February 10, 2012, with the consent of EFG, we agreed to the sale of the Newlead Esmeralda for proceeds of approximately $12.0 million with the net proceeds of the sale being applied towards (a) the full and final satisfaction of all indebtedness owed to EFG under our loan agreement with EFG and (b) the payment of outstanding trade and vendor payments. The sale of this vessel has been completed and EFG has released us from all of our liabilities and obligations under this credit facility and related documents. As result of such sale, our overall indebtedness was decreased by an aggregate amount of $11.0 million. As of May 15, 2012, the outstanding balance of the loan was $0 million.

Handysize Syndicate Facility Agreement

On July 9, 2010, we assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a First Supplemental Agreement, dated July 14, 2010, a Second Supplemental Agreement, dated November 9, 2010, and a Third Supplemental Agreement, dated December 15, 2010, for a loan facility of up to $48.0 million, in relation to two newbuilding vessels. The loan is payable for the Navios Serenity, in 12 quarterly installments of $0.3625 million, followed by 12 quarterly installments of $0.3875, million followed by 15 quarterly installments of $0.4 million, with the last installment payable together with the $9.0 million balloon payment due in December 2020. The loan is payable for the Hull 4029, in 12 quarterly installments of $0.3625 million, followed by 12 quarterly installments of $0.3875 million followed by 10 quarterly installments of $0.4 million with the last installment payable together with the $11.0 million of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.5% (assuming current LIBOR of 0.506%, plus a 3.0% margin). As of the date of assumption, the outstanding balance on such loan facility was $14.1 million. The loan facility includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2011, the Company was in breach of this covenant); (iii) the ratio of EBITDA to interest payable (as both are defined in the loan facility), on a trailing four financial quarter basis, must be equal to at least 2:1 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013, and must be equal to at least 2.5:1 thereafter; (iv) at least $5.0 million of free cash must be maintained at all times; and (v) working capital (as defined in the loan facility) must be no less than zero dollars ($0) at each quarter end (as of December 31, 2011, the Company was in breach of this covenant). The loan facility also includes, among other things, a value to loan ratio (as defined in the loan facility) that must at all times be equal to at least 110% over the first five years and 120% thereafter, a cash sweep on the earnings of the vessels, representing 100% of the excess cash flow (as defined in the loan facility) for the period commencing on the delivery date of each vessel until the relevant balloon amount is reduced to $3.0 million and 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $0.5 million (applicable after each vessel’s respective deliveries). As of December 31, 2011, we have defaulted on a number of principal and interest payments.

On June 30, 2011, we received notification from DVB Bank, as agent of the loan agreement, that we are in breach of certain covenants in the loan agreement with DVB Bank and others, with regard to a dispute under the shipbuilding contract to which the loan relates. In July 2011, we reached a resolution to the dispute under the shipbuilding contract and obtained delivery of the newbuilding vessel from the shipyard. On March 21, 2012, we signed a memorandum of agreement with an unrelated party for the sale of the Navios Serenity. The sale was completed on March 26, 2012 for net proceeds of approximately $26.0 million. The vessel has been delivered to the buyer, thereby reducing the overall indebtedness owed under that facility by $25.0 million. We remain liable under the loan facility to the lenders in respect of the Hull 4029 and are in discussions with the lenders, the yard and the buyer in respect of the sale of this vessel. The lenders will not release us from all of our obligations under the loan facility unless and until this vessel is sold. The terms and conditions of any agreement between us and the lenders are subject to negotiating and executing legally binding documentation. There is no assurance that we will complete such documentation or the Restructuring in this regard. As of May 15, 2012, the outstanding balance of the loan was $5.7 million. As of December 31, 2011, we have defaulted on a number of principal and interest payment.

Sale and leaseback transactions

In November 2010, we entered into an agreement with Lemissoler for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86,800 and the bareboat leaseback charter period is eight years. NewLead retains call options to buy the vessels back during the lease period at pre-determined decreasing prices and is obligated to repurchase the vessels for approximately $40,000 at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares, at the Company’s option. The agreement includes, among other things, the following financial covenants: (i) the equity ratio (as defined in the agreement) shall not be less than 25% from the financial quarter day ending on September 30, 2012 until the financial quarter day ending on June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity (as defined in the agreement) shall not be less than 5% of the total debt at any time (as of December 31, 2011, we were in breach of this covenant); (iii) the ratio of EBITDA to Interest Expense (as defined in the agreement) shall not be less than 2:1 from the financial quarter day ending on September 30, 2012 until the financial quarter day ending on June 30, 2013, increasing to 2.5:1 thereafter; and (iv) on each financial quarter day the working capital (as defined in the agreement) shall not be less than zero dollars ($0) (as of December 31, 2011, we were in breach of this covenant). As of December 31, 2011, we have defaulted on a number of lease payments. As of May 14, 2012, the restructuring process on this facility has not been finalized.

In addition, pursuant to the sale and leaseback transaction, we agreed with Lemissoler (i) to issue 36,480 common shares issuable upon execution of the agreement; (ii) on each of the first and second anniversaries of the date of the agreement, to deliver, at our option, either cash of $182,400 or a number of common shares having a value of $182,400, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary; and (iii) on each of the third through seventh anniversaries of the date of the agreement, to deliver, at our option, either cash of $109,440 or a number of common shares having a value of $109,440, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary. The cash or common shares that may be delivered on such anniversary dates are subject to downward adjustment upon the occurrence of certain events. On January 16, 2012, we issued 199,135 shares, pursuant to the agreement with Lemissoler.

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, we completed the redelivery of four dry bulk vessels, namely the "Australia", the "Grand Rodosi", the "China" and the "Brazil", to their owners which are affiliates of Lemissoler. Although these vessels have been redelivered to Lemissoler, we are still liable under the sale and leaseback agreements in respect of settlement of trade payables, amounts owing to the owners as a result of the termination of those agreements and other liabilities in relation to the four vessels. We are in discussions with Lemissoler to address these outstanding issues and are seeking to enter into a settlement agreement in this regard whereby Lemissoler will convert any debt claims they may have against us into equity of the Company. The terms and conditions of any agreement between us and Lemissoler are subject to negotiating and executing legally binding documentation. There are no assurances that we will be able to complete such documentation or the Restructuring in this regard.

In June 2011, we entered into an agreement with Northern Shipping Fund LLC for the sale and immediate bareboat leaseback of the Post-Panamax dry bulk vessel, the Newlead Endurance. The net proceeds for the sale were $26.6 million and the bareboat leaseback charter period is seven years. We retain call options to buy the vessel back during the lease period at pre-determined decreasing prices at the end of each of the seven years starting from the first year, with the last call option price at $26.5 million at the end of the lease term. Moreover, a put option existed, which if exercised, would require us to repurchase the vessel for approximately $26.5 million at the end of the lease term. The call or put option price would be paid in cash. The net rate of the bareboat charter is $9,500 per day throughout the lease period.

The agreement includes, among other things, financial covenants as follows: (i) the equity ratio (as defined in the agreement) must be at least 30% on each financial quarter day starting from January 1, 2013 and thereafter; (ii) the liquidity (as defined in the agreement) shall not be less than 5% of the total debt on each financial quarter day starting from January 1, 2013 and thereafter; (iii) the ratio of EBITDA to Net Interest Expense (as defined in the agreement) shall not be less than 2.5:1 for each 12 month periods starting January 1, 2013 and thereafter; and (iv) on each financial quarter day the working capital (as defined in the agreement) shall not be less than zero dollars ($0).

On March 14, 2012, we received enforcement notices from Endurance Shipping LLC, whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter. On March 31, 2012, we entered into a deed of release with Endurance Shipping LLC, the owner of the Newlead Endurance, pursuant to which we were unconditionally released from our guarantee under the bareboat charter for the Newlead Endurance, which had been chartered-in by Curby Navigation Ltd., our consolidated subsidiary. In connection with the enforcement notices, we also received a termination notice in respect of the ship management agreement between Curby Navigation Ltd. and Newlead Bulkers S.A., our subsidiary which had been the manager of the Newlead Endurance. On March 14, 2012, we redelivered the Newlead Endurance to NSF pursuant to a redelivery agreement in respect of the capital leasing arrangement. As part of this redelivery agreement, we were released from all its obligations and liabilities under the relevant finance lease documentation. As of May 14, 2012, the outstanding balance of the lease debt was $0 million.

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

	Successor			Predecessor
	Year Ended	Year Ended	October 14, to	January 1, to
	December 31,	December 31,	December 31,	October 13,
	2011	2010	2009	2009
		(Restated)	(Restated)
ADJUSTED EBITDA RECONCILIATION

Net loss	$(290,395)	$(86,349)	$(35,725)	$(125,764)
Plus: Loss from discontinued operations	32,180	9,063	4,409	58,684
Loss from continuing operations	(258,215)	(77,286)	(31,316)	(67,080)

PLUS:
Net interest expense	44,054	28,176	20,461	6,615
Depreciation and amortization	31,695	22,185	1,521	6,331
EBITDA	$(182,466)	$(26,925)	$(9,334)	$(54,134)
Straight line revenue	279	595	158	-
Provision for doubtful receivables	(104)	361	-	217
Provision for claims	1,693	1,208	-	325
Change in fair value of derivatives	-	(1,592)	(2,554)	(3,012)
Impairment losses	203,683	39,515	-	40,859
Loss / (gain) on sale from vessels, net	208	(745)	-	-
Share based compensation	1,582	2,680	7,898	793
Operating loss for non-core vessels	-	6,564	4,594	11,498
ADJUSTED EBITDA	$24,875	$21,661	$762	$(3,454)

EBITDA loss for the year ended December 31, 2011 was $182.5 million, compared to EBITDA loss for the year ended December 31, 2010 of $26.9 million. Adjusted EBITDA for the year ended December 31, 2011 was $24.9 million, representing EBITDA before non-cash items such as $203.7 million of impairment losses, $0.2 million of non-cash loss on the sale of vessels, $1.6 million of share-based compensation expenses, a $0.1 million reversal of provision for doubtful receivables, a$1.7 million provision for claims, and a $0.3 million gain for the straight lining of revenue. Adjusted EBITDA for the year ended December 31, 2010 was $21.7 million. This growth in Adjusted EBITDA was attributable primarily to the increased operational contribution from revenue related to the 13.3% operating fleet growth and the 19.9% reduction in daily vessel operating expenses to $5,393 in 2011 from $6,733 in 2010.

EBITDA loss for the year ended December 31, 2010 was $26.9 million, and EBITDA loss for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 was $54.1 million and $9.3 million, respectively. Adjusted EBITDA for the year ended December 31, 2010 was $21.7 million, representing EBITDA before non-cash items such as $39.5 million of impairment losses, $1.6 million of non-cash gains in the fair value of derivatives, $0.7 million of non-cash gains on the sale of vessels, $2.7 million of share-based compensation expenses, a $0.4 million provision for doubtful receivables, a$1.2 million provision for claims, a $0.6 million gain for the straight lining of revenue, as well as operating losses relating to non-core vessels of $6.6 million. Adjusted EBITDA for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 were a loss of $3.5 million and a gain of $0.8 million, respectively. This growth in Adjusted EBITDA was attributable primarily to the increased operational contribution from revenue related to the 81.5% operating fleet growth.

C.    Research and Development, Patents and Licenses

Not applicable.

D.    Trend information

Please refer to Item 5.A — “Operating and Financial Review and Prospects— Operating Results” and Item 4.B — “Information on the Company — Business Overview” for a discussion of significant and/or material recent trends.

E.    Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

As of December 31, 2011, our significant existing contractual obligations and contingencies consisted of our obligations as a borrower under our loan facility agreements and our capital lease obligations. In addition, we had contractual obligations under interest rate swap contracts, newbuilding agreements and office rental agreements.

(in 000's USD)	Payment Due by Period
Contractual obligations	Total	Less than a year	1-3 years	3-5 years	More than 5 years

Long-term debt obligation (1)	$572,249	$117,132	$103,404	$243,070	$108,643
Interest payments (2)	173,660	43,354	59,615	52,052	18,639
Rental agreements (3)	5,001	423	864	891	2,823
Newbuildings and vessel future commitments	19,350	19,350	-	-	-
Total	$770,260	$180,259	$163,883	$296,013	$130,105

Notes:

(1)	Refers to our obligations to repay the indebtedness outstanding as of December 31, 2011, (including long-term debt, capital lease obligations and convertible notes) based on the originally contractual terms of the credit facilities and not taking into account the breach of covenants. The amount does not reflect a debt discount (BCF) of $71.6 million.

(2)	Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2011, assuming a weighted average interest rate of 5.74% per annum.

(3)	Refers to our obligations under the rental agreements for office space.

Commitments

(i) Rental agreements

We have entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Vice Chairman, President and Chief Executive Officer, at an aggregate monthly rate of approximately €20,000 as of December 31, 2011, which is expected to be paid in cash or can be negotiated to be paid in newly issued common shares. These rental agreements vary in duration with the longest agreement expiring in April 2022. Please see the information contained under “Item. 7B Related Party Transactions" regarding transactions between us and any of our directors.

(ii) Commercial and Technical Ship Management Agreements

As of December 31, 2011 and May 15, 2012, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers. Outstanding balances, either due or from managing agents and related parties as of December 31, 2011, relate to amounts generated prior to the termination of the agreements described below.

At December 31, 2009, the vessel-owning companies of the vessels Newlead Avra, Newlead Fortune, High Land, High Rider and Ostria had technical ship management agreements with ITM based in Dubai, each of which was cancellable by either party upon two months’ notice. The agreed annual management fees were approximately $0.17 million per vessel during each of 2010 and 2009. During the year ended December 31, 2010, ship management agreements with ITM were terminated. Subsequently, the vessel owning companies of the vessels signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping, a company that was controlled by Grandunion and that has been NewLead's subsidiary since April 1, 2010. The agreed annual management fees were approximately $0.20 million per vessel; however, all payments to Newlead Shipping have been eliminated since the date on which Newlead Shipping became a subsidiary of NewLead.

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

At December 31, 2009, the Australia had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, and the China and the Brazil each had a commercial and technical ship management agreement with Newfront Shipping S.A., or Newfront. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers S.A., or Newlead Bulkers, a company which was controlled by Grandunion and currently is NewLead's subsidiary. The annual management fee under each of the agreements was approximately $0.19 million per vessel; however, all payments to Newlead Bulkers have been eliminated since the date on which Newlead Bulkers became a subsidiary of NewLead.

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

(iii) Commitment exit

In the third quarter of 2010, we entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31.8 million, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, we cancelled such agreement and subsequently agreed to the full and final settlement of all the claims under the subject sale and purchase contract. In compliance with the terms and conditions of this agreement, dated December 21, 2010, we released to the sellers the deposit of $3.2 million and further incurred a termination fee of $2.0 million, which was paid in January2011. As a result, the aggregate loss from the commitment exit of $5.2 million was recognized in “Impairment losses” in the 2010 consolidated statement of operations.

(iv) Newbuildings

The newbuilding, Handysize Hull 4029, is expected to be delivered in the third quarter of 2012. As of December 31, 2011, the remaining commitments for delivery of this vessel amount to approximately $19,350.

However, on February 20, 2012, the Company received a default letter from the yard in respect of the delay of the installment of $7,400 after the completion of the “steel cutting” in September 2011. The Company is currently under negotiations with the yard and the DVB Bank for the disposal of the asset.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The Company adopted the new guidance effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which were effective for the Company beginning in the first quarter of fiscal 2011. The adoption of the new standard did not have a significant impact on the Company's consolidated financial statements.

Goodwill Impairment Guidance

 In September 2011, the FASB issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment will be adopted by the Company in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

Fair Value Measurement

In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets; and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor), instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update regarding the presentation of comprehensive income. According to the update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income statement line item in net income and also in other comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments did not have a significant impact on the Company’s consolidated financial statements, as there were no items of comprehensive income arising in any of the periods presented.

G.     Safe Harbor

See the section "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As of May 15, 2012, set forth below are the names, ages and positions of our directors and executive officers and their respective terms of service to the Company. Our board of directors is elected on a staggered basis, and each director elected holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The primary business address of each of our executive officers and directors is 83 Akti Miaouli & Flessa Street, Piraeus Greece, 185 38.

Name	Age	Position

Nicholas G. Fistes	53	Class I Director and Chairman since October 13, 2009
Michail S. Zolotas	38	Class I Director and Deputy Chairman, President and CEO since October 13, 2009
Spyros Gianniotis	52	Class III Director since October 13, 2009
Steve J. Oh	57	Class II Director since December 22, 2011
Panagiotis Skiadas	41	Class III Director since June 2005
George Fragos	47	Chief Operating Officer since October 13, 2009
Antonios Bertsos	37	Chief Financial Officer since October 1, 2011

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The term of the Class I Directors expires at our annual meeting in 2012, the term of the Class III Directors expires at our annual meeting in 2013 and the term of the Class II Directors expires at our annual meeting in 2014.

Set forth below is certain biographical information about each of these individuals, who were newly appointed on the date of the recapitalization.

Nicholas G. Fistes
Director, Executive Chairman

Nicholas G. Fistes began his career as a Naval Architect and Marine Engineer in charge of worldwide new construction and shipbuilding with Ceres Hellenic Shipping Enterprises Ltd., or Ceres. He later became the Chief Executive Officer of Ceres (2004-2005), one of the largest ship management companies in the world, managing various types of ships including crude oil tankers, chemical tankers, LNG ships and dry bulk carriers. Mr. Fistes also served as Chief Executive Officer of Seachem Tankers Ltd. (1993-1996), a commercial chemical tanker operating company and as Chief Executive Officer of Coeclerici Ceres Bulk Carriers, a bulk carrier shipping company (2002-2003). He served on the Executive Committee of Euronav NV from 2006 to 2008. He was also a Board Member of the shipmanagement companies Ceres LNG Services Ltd. and Ceres Hellas Maritime Company from 2004 to 2006. In 2006, together with Michail Zolotas, Mr. Fistes founded Grandunion Inc., or “Grandunion”, a shipholding company, where he holds the position of Chairman. From March 2007 until 2009, he was the Chairman of the International Association of Independent Tanker Owners (INTERTANKO) and serves on the Board of the Hellenic Marine Environment Protection Association (HELMEPA). He is a member of a number of industry-related associations including the Executive Committee of the International Association of Dry Cargo Shipowners (INTERCARGO) and the American Bureau of Shipping (ABS). Mr. Fistes serves on the Hellenic Committees for Det Norske Veritas (DNV), Registro Italiano Navale (RINA) and the Korean Register of Shipping (KR). Mr. Fistes also serves on the Mediterranean Committee for the China Classification Society (CCS). Mr. Fistes holds a Bachelor of Science Degree in Naval Architecture and Shipbuilding from Newcastle Upon-Tyne University and a Master's of Science Degree in Ocean Systems Management from the Massachusetts Institute of Technology.

Michail S. Zolotas
Director, President and Chief Executive Officer

Michael S. Zolotas has long-standing experience in the shipping sector. As a third generation ship-owner, he has over 18 years of experience in commercial, operational and technical management in the shipping industry. Mr. Zolotas has already managed over 75 vessels in less than 15 years. Prior to October 2009, Mr. Zolotas was Chief Executive Officer of Grandunion, a private ship management company with 40 vessels under management. Mr. Zolotas founded Grandunion together with Mr. Nicholas G. Fistes in 2006. As Chief Executive Officer of Grandunion, Mr. Zolotas bought and sold more than 60 vessels, including newbuildings. Today, he still serves as Chief Executive Officer of Grandunion. From 1999 until 2006, Mr. Zolotas was General Manager of Stamford Navigation Inc. In less than seven years, Mr. Zolotas managed to expand the fleet of Stamford Navigation Inc. from two to 30 vessels, ranging from 17,000 dwt to 170,000 dwt, including newbuildings. Mr. Zolotas joined Stamford Navigation Inc. as a superintendent engineer in 1997. He commenced his career spending three years in sea service and, after the completion of his sea service, he was involved in the technical management of Stamford Navigation Inc., especially in newbuildings supervision and repairs and conversion of the fleet in operation. Mr. Zolotas is a member of the Hellenic and Black Sea Mediterranean Committee of Bureau Veritas, China Classification Society (CCS) Mediterranean Committee and Registro Italiano Navale (RINA) Committee. From 2001 to 2007, he served on the board of the CTM Pool. Mr. Zolotas holds a B.E. in Mechanical Engineering from Stevens Institute of Technology.

Spyros Gianniotis
Director

Spyros Gianniotis has worked in various positions in major banks throughout Greece and the United States for over 24 years. From 1989 until 2001, Mr. Gianniotis held positions at Citigroup in Athens, Piraeus and New York. In 2001, Mr. Gianniotis became the Assistant General Manager, Head of Shipping at Piraeus Bank S.A. In 2008, Mr. Gianniotis became the Chief Financial Officer of Aegean Marine Petroleum Network Inc., a position he currently holds. Mr. Gianniotis holds a B.A. from Queens College, CUNY, an MSc from Maritime College, SUNY and an MBA from Wagner College. He joined NewLead's Board of Directors in October 2009.

Panagiotis Skiadas
Director

Panagiotis Skiadas has served as a member of our board of directors since the closing of our initial public offering in June 2005. He is currently the Environmental Manager of VIOHALCO S.A., a holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 10% of Greece's total exports. Within that role, Mr. Skiadas is responsible for all environmental and climate change issues as well as certain energy related matters. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed a similar role for a subsidiary of VIOHALCO, ELVAL S.A. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games in Athens in 2004. Mr. Skiadas holds a Bachelor of Science from the University of Florida and a Master's degree in Engineering from the Massachusetts Institute of Technology in Environmental Engineering.

Steve Oh
Director

Steve Oh has been the Managing Director of MJLF Athens, a subsidiary of MJLF & Associates USA shipbrokering company, since the company's establishment in 2007. He is an active shipbroker, involved in various projects related to newbuildings, sales and purchases, ship repair, chartering and marine equipment, covering both technical and commercial scopes of interest. Prior to joining MJLF in 2007,Mr. Oh was employed at Hyundai Mipo Dockyard, starting as a Ship Repair Engineer of Machinery Division in the early1980s, rising to Project Manager for various projects and then becoming the Representative of Hyundai Mipo Dockyard Singapore Branch in 1993 and the Representative of Hyundai Mipo Dockyard Athens Branch in 1996.Concurrent with his stay in Greece, Mr. Oh has engaged himself in various responsibilities within the Korean Association, and currently holds the position of Vice Chairman. Mr. Oh, was born in South Korea in 1954 and graduated from Hanyang University of Seoul with a B.S. in Mechanical and Thermal Engineering. He has broad international experience in Europe, Asia and the United States.

George Fragos
Chief Operating Officer

 George Fragos has over 20 years of shipping and shipmanagement experience with various vessel types including crude/product tankers, chemical carriers, bulk carriers, LNG tankers and passenger ships. Mr. Fragos joined Ceres Hellenic Shipping in 1990 as superintendent engineer and was promoted to senior and top management positions within the group and its affiliated companies. Mr. Fragos has served in such roles as Technical Manager and Technical Director of the passenger shipping company, Director of Newbuilding Projects, Marine Division Director, Fleet Director of Euronav Shipmanagement Hellas and Chief Executive Officer of Gaslog Investments. Mr. Fragos has also served on the Board of Ceres Hellas, Ceres LNG, and Egypt LNG. In 2007, Mr. Fragos became Director of the Tanker Division of Grandunion, as well as Managing Director of the tanker shipmanagement company within Grandunion Group. In 2008, he became the Chief Executive Officer of the affiliate tanker shipowning venture, Tankunion Inc. Mr. Fragos has previously been a member of INTECARGO Safety and Technical Committee and is presently a member of the Business Advisory Committee of Athens Laboratory of Business Administration's "MBA in Shipping" program. Mr. Fragos graduated with a degree in Mechanical Engineering from the National Technical University of Athens.

Antonis Bertsos
Chief Financial Officer

 Antonis Bertsos was appointed to the position of Chief Financial Officer with an effective date of October 1, 2011. Prior to this, Mr. Bertsos held the position of Deputy Chief Operating Officer of NewLead since April 2010. Prior to joining NewLead, Mr. Bertsos served as Chief Financial Officer for Aries Energy Corporation from February 2005 to March 2010. Mr. Bertsos commenced his career as an Auditor at PricewaterhouseCoopers in 1999. Mr. Bertsos holds a B.Sc. in Accounting and Finance from Deree College in Greece and a Postgraduate Diploma in Business Administration from the University of Leicester in the United Kingdom.

B. Compensation

We paid our officers and directors aggregate compensation of approximately $2.13 million for the year ended December 31, 2011, $1.44 million for the year ended December 31, 2010, $2.47 million and $0.41 million for the periods of January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively. In addition, share-based compensation costs for the year ended December 31, 2011 was $1.59 million. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. These reimbursed amounts aggregated to $0.01 million for the year ended December 31, 2011.

On February 15, 2012, we issued 866,668 shares to two of the Company’s executive officers, Nicholas G. Fistes, Chairman, and Michail S. Zolotas, Deputy Chairman, Chief Executive Officer and President. On January 2, 2012, we entered into employment agreements with Nicholas G. Fistes and Michail S. Zolotas, which entitle each executive to an annual base salary and an annual incentive bonus that is payable in our common stock. The agreements are retroactive for the years 2010 and 2011 and effective until December 31, 2016, after which they will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreements. Pursuant to the employment agreements, both executives will be entitled to the following compensation: (1) for the period between October 13, 2009 until the end of 2010, they will be entitled to an aggregate base salary of $1.3 million and bonus of $0.3 million which will be paid in shares priced at $24.00 per share, resulting in an aggregate of issuance of 66,667 shares, (2) for 2011, they will be entitled to an aggregate base salary of $1.3 million and bonus of $0.3 million, which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 800,000 shares; and (3) for each year from 2012 until the end of 2016, they will be entitled to an aggregate base salary of $1.45 million and bonus of $1.45 million, which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 1,450,000 shares. Under each employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without "cause" or resigns for "good reason," the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. If on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, the employee is terminated without "cause" or resigns for "good reason," the employee will be entitled to five times his then current base salary and five times the annual bonus for the prior year within 30 days following the effectiveness of the termination. If an executive's employment is terminated for "cause" or voluntarily by the employee without "good reason," the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination.

C. Board Practices

Board Classes

Our board of directors currently consists of five members. Our directors serve until their successors are appointed or they resign, unless their office is earlier vacated in accordance with our bye-laws or with the provisions of the BCA. Each of the directors has served in his respective capacity since his election, which for all directors, except Panagiotis Skiadas and Steve J. Oh, was October 13, 2009. Mr. Skiadas and Mr. Oh have served as members of the board since June 2005 and December 2011, respectively. Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The term of the Class I Directors expires at our annual meeting in 2012, the term of the Class III Directors expires at our annual meeting in 2013 and the term of the Class II Directors expires at our annual meeting in 2014. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term.

Committees of the Board of Directors

We have established an Audit Committee comprised of our three independent directors responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The current members of our audit committee are Messrs. Spyros Gianniotis (Chairman), Panagiotis Skiadas and Steve Oh. We have also established a Compensation Committee comprised of three independent directors responsible for reviewing the compensation of our senior management, officers and board of directors. The current members of our Compensation Committee are Messrs. Steve Oh(Chairman), Spyros Gianniotis and Panagiotis Skiadas. We have also established a Governance and Nominating Committee comprised of three independent directors responsible for identifying candidates who are eligible to serve as members of the board of directors and considering matters of corporate governance generally. The current members of our Governance and Nominating Committee are Messrs. Panagiotis Skiadas (Chairman), Steve Oh and Spyros Gianniotis.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Please see the information contained under “Item. 7B Related Party Transactions" regarding transactions between us and any of our directors.

D. Employees

See "Item 4 — Information on the Company — Business Overview — Crewing and Employees."

On January 2, 2012, we entered into severance agreements with certain of our key employees, not including Nicholas G. Fistes and Michail S. Zolotas. If on or after the effective date of a change of control and prior to the second anniversary of the effective date of a change of control, the severance agreements are terminated without "cause," or the employee resigns for "good reason," the employee will be entitled to (i) five times his then current base salary, (ii) five times his annual bonus and (iii) the number of shares of our common stock valued at two times his annual bonus at a price per share equal to the average trading price during the previous 30 trading days, in each case within 30 days following the effectiveness of the termination. As used in the employment agreements and the severance agreements, "change of control" means: (i) the sale or disposition, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of more than 50% of our assets to any "person" or "group" (as such terms are defined in Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")); (ii) any person or group is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of our outstanding equity representing more than 50% of the total voting power of our equity; or (iii) we undergo a merger, reorganization or other consolidation in which the owners of our outstanding equity ownership immediately prior to such merger, reorganization or consolidation own less than 50% of the surviving entity's voting power immediately after the transaction.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of May 15, 2012 for:

•	each of our directors and executive officers who beneficially own our shares; and

•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 15, 2012 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 19,929,763 shares outstanding on May 15, 2012. None of the shares set forth in the table below as being beneficially owned by these shareholders have voting rights that differ from the shares of any other shareholder. Unless otherwise specified, the business address of each of the individuals set forth below 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

Unless otherwise indicated, NewLead believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage

Executive Officers and Directors
Michail S. Zolotas (1)(2)(3)(4)	19,079,892	56.4%
Nicholas G. Fistes (2)(3)	2,059,474	10.3%
Antonios Bertsos	101,418	*
Spyros Gianniotis	147,084	*
Steve J. Oh	70,000	*
Panagiotis Skiadas	157,084	*
George Fragos	140,455	*
Directors and Executive Officers as a Group (1)(2)(3)(4)	21,755,407	64.4%

*	Less than one percent

(1)	Includes 13,877,778 common shares underlying the 7% Notes beneficially owned by Focus Maritime Corp., a Marshall Islands corporation. Focus Maritime Corp. is wholly-owned by Michail S. Zolotas. Focus Maritime's business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion with the SEC on April 30, 2012.

(2)	Grandunion is a Marshall Islands corporation, which is wholly owned by Nicholas G. Fistes and Michail S. Zolotas, who each own 50% of the issued and outstanding capital stock of Grandunion. Grandunion's business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on April 30, 2012.

(3)	The voting agreement between Rocket Marine Inc. and Grandunion, pursuant to which Grandunion had voting power over 1,463,631 common shares beneficially owned by Rocket Marine Inc., was terminated effective as of February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of any of Mr. Zolotas, Mr. Fistes or Grandunion.

(4)	Includes an aggregate of 241,273, 499,313 and 5,247 common shares beneficially owned by Terra Stabile A.E., Terra Norma S.A. and Meltemi Deck EPE, each of which are affiliated with Mr. Zolotas. The address of Terra Stabile A.E. is Krevata 9 Street, Piraeus 185 38, Greece and the address for Meltemi Deck EPE is Agiou Meletiou 68, Athens 112 51, Greece.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the owners of more than 5% of our common shares, par value $0.01 per share, with the exception of those listed in the table above, that we are aware of as of May 15, 2012. On May 15, 2012, there were 19,929,763 common shares outstanding. None of these shareholders have voting rights that differ from any other shareholder.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage

Principal Shareholders
Focus Maritime Corp.(1)	16,100,001	47.6%
Grandunion Inc. (2) (3)	2,059,474	10.3%
Rocket Marine Inc.(3) (4)	1,463,631	8.3%
Nereus Marine Services SA(5)	1,600,000	8.0%
Jelly International Ltd.(6)	1,700,000	8.5%
Monaco Navigation (7)	1,550,000	7.8%
Serco Shipping Ltd (8)	1,700,000	8.5%

(1)	Includes 13,877,778 common shares underlying the 7% Notes. Focus Maritime Corp., a Marshall Islands corporation, is wholly owned by Michail S. Zolotas. Focus Maritime's business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion with the SEC on April 30, 2012.

(2)	Grandunion is a Marshall Islands corporation, which is wholly owned by Nicholas G. Fistes and Michail S. Zolotas, who each own 50% of the issued and outstanding capital stock of Grandunion. Grandunion's business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on April 30, 2012.

(3)	The voting agreement between Rocket Marine Inc. and Grandunion, pursuant to which Grandunion had voting power over 1,463,631 common shares beneficially owned by Rocket Marine Inc., was terminated effective as of February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of any of Mr. Zolotas, Mr. Fistes or Grandunion.

(4)	Rocket Marine Inc., a Marshall Islands corporation, is a wholly owned subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation. Mons Bolin, our former Chief Executive Officer, President and former member of the board of directors, and Captain Gabriel Petridis, our former Chairman, each own 50% of the issued and outstanding capital stock of Aries Energy Corporation. Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The principal business address for each of Aries Energy Corporation, Mr. Bolin and Cpt. Petridis is 18 Zerva Nap. Street, Glyfada, Athens Greece 166 75. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 16, 2009.

(5)	Nereus Marine Services S.A., a Greek company, acquired the shares pursuant to a Settlement Agreement between the Company and Nereus Marine Services S.A., dated February 28, 2012. The principal business address for Nereus Marine Services S.A. is 149 Alkiviadou Street, Piraeus, Greece 18535.

(6)	Jelly International Ltd., a Marshall Islands corporation, acquired the shares pursuant to a Settlement Agreement between the Company and Jelly International Ltd., dated February 28, 2012. The principal business address for Jelly International Ltd. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

(7)	Monaco Navigation, a Monaco company, acquired the shares pursuant to a Settlement Agreement between the Company and Monaco Navigation, dated February 28, 2012. The principal business address for Monaco Navigation is 7 rue de Gabian, MC 98000.

(8)	Serco Shipping Ltd., a Marshall Islands corporation, acquired the shares pursuant to a Settlement Agreement between the Company and Serco Shipping Ltd., dated February 28, 2012. The principal business address for Serco Shipping Ltd. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

B.	Related Party Transactions

Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Terra Stabile A.E./ Terra Norma A.E.

 We lease office space as well as warehouse space in Piraeus, Greece from Terra Stabile A.E. (“Terra Stabile”), which is controlled by Michail Zolotas, our President, Chief Executive Officer and Vice Chairman and member of the Company’s Board of Directors. In November 2009, we entered into a 12-year lease agreement with Terra Stabile A.E. for the office space, and on April 28, 2010,we entered into a 12-year lease agreement with Terra Stabile for the warehouse space (see Note 22 of the accompanying consolidated financial statements). In May 2011, we also entered into two nine month lease agreements with Terra Norma A.E., which is controlled by Michail Zolotas, our Vice Chairman, President, Chief Executive Officer and member of our Board of Directors, in relation to office parking space. Total rent for the years ended December 31, 2011 and 2010 was approximately$0.48 million and $0.34 million, respectively.

Grandunion Inc.

Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President, are the sole stockholders and the chairman and chief executive officer, respectively, of Grandunion. On October 13, 2009, Grandunion transferred 100% ownership in three dry bulk carriers, the China, the Australia and the Brazil (which transaction included assets with a carrying value of approximately $75.3 million and the assumption of a credit facility of $37.4 million and other liabilities, for a net value of $35.0 million) to us in exchange for 1,581,483 newly issued common shares of the Company.

As part of the same transaction, a voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 222,223 of our common shares to Rocket Marine, a company controlled by two of our former directors and principal shareholders, in exchange for Grandunion's control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. The voting agreement was terminated effective as of February 29, 2012.

In connection with the recapitalization, we issued $145.0 million in aggregate principal amount of 7% Notes. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions of our cash, debt and other assets, spin-offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between us and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp., as purchasers. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, our Vice Chairman, President and Chief Executive Officer, converted $20.0 million of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at December 31, 2011 owned approximately 28% of our outstanding common shares. The 7% Notes are convertible at any time and if fully converted, following the conversion of 2.2 million shares, would result in the issuance of approximately 13.9 million newly issued common shares. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($124.9 million) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations.

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

 Management Services and Commissions

Magnus Carriers, a company owned by two of our former officers and directors, is a company that provided commercial management services to certain vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7,000 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by us on May 1, 2009.For the years ended December 31, 2011 and 2010, for the period January 1, 2009 to October 13, 2009 and for the period October 14, 2009 to December 31, 2009, these commissions and management fees were $0, $0.13 million, $0.41 million and $0, respectively (figures include continuing and discontinued operations).

Sea Breeze

As part of attaining revenue (commissions) for our vessels, we contracted with a related entity, Sea Breeze Ltd., of which one of our former directors is a shareholder. In addition, we paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the years ended December 31, 2011 and 2010, for the period January 1, 2009 to October 13, 2009 and for the period October 14, 2009 to December 31, 2009, the commissions amounted to $0, $0.11 million, $0.07 million and $0.05 million, respectively (figures include continuing and discontinued operations).

Newfront — Stamford

At December 31, 2009, the vessel Australia had technical ship management and commercial management agreements with Stamford and Newfront, and the vessels China and Brazil had technical ship management and commercial management agreements with Newfront. Stamford and Newfront are both related parties with common shareholders. The agreed annual management fees were approximately $185,000 per vessel. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies have signed agreements with Newlead Bulkers for the provision of commercial and technical ship management services (see below). For the years ended December 31, 2011 and 2010, for the period January 1, 2009 to October 13, 2009 and for the period October 14, 2009 to December 31, 2009, the management fees for Newfront were approximately $0, $0.05 million, $0 and $0.08 million, respectively, and for Stamford were approximately $0, $0.03 million, $0, and $0.04 million, respectively.

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

As of December 31, 2011 and May 15, 2012, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

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

As of December 31, 2011 and May15, 2012, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

Domina Petridou O.E.

We leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of our former directors is a shareholder. In November 2005, we entered into a 10-year lease agreement with the landowner. In October 2007, we entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010 respectively. Total rent for the years ended December 31, 2011 and 2010, for the periods January 1, 2009 to October 13, 2009, and October 14, 2009 to December 31, amounted to approximately $0, $0.02 million, $0.11 million and $0.03 million, respectively.

Aries Energy Corporation

On April 15, 2010, we completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112.7 million (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal stockholders, is one of the principals of Aries Energy Corporation, one of the sellers of these vessels. Accordingly, even though Rocket Marine was a principal stockholder, neither it nor Mr. Petrides had the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price was no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party. The voting agreement between Rocket Marine Inc. and Grandunion, pursuant to which Grandunion controlled the vote, was terminated effective as of February 29, 2012.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings Against Us

From time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Current legal proceedings of which we are aware are as follows:

•	The charterers of the vessel Newlead Avra notified us in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)	Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo at New York in September 2007;

b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c)	Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.

We do not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The charterers of the Newlead Fortune notified us in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and
b)	Damages resulting from the creation of Hydrogen Sulphide in the vessel’s tanks at two ports in the United States.

We do not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The vessel Grand Rodosi was involved in a collision in October 2010 with the fishing vessel “Apollo S”. As of December 31, 2011, we estimated that the expected possible losses amount to approximately $500,000 which, however, are 100% covered by the P&I Club:

a)	Damage to wharf – we have provided guarantee for A$3,387,500; and
b)	Pollution cleanup costs – we have provided guarantee for A$500,000.

•	The charterers of the Newlead Esmeralda notified us in November 2010 of their intention to pursue the following claims. After discussions with charterers, in March 2011, an agreement was reached that neither party would seek any form of security in the future for the claims relating to the grounding that occurred in March 2010.We believe the charterer’s chances of success are remote. Below is a list of the claims:

a)	Damages for lost income as a result of cargo that was not able to be loaded, subsequent to vessel’s grounding in March 2010;

b)	Damages resulting from the prolonged storage costs due to the inability to place cargo on board the vessel; and

c)	Anticipated costs.

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

Currently, the principal trading market for our securities, which includes our common shares, is the NASDAQ Global Select Market under the symbol “NEWL”.

The following table sets forth, for the periods indicated, the reported high and low market prices of our common shares on the NASDAQ Global Select Market. The following prices reflect the 1-for-12 reverse split of our common shares on August 3, 2010.

On May 14, 2012, the closing price of our common shares was $1.81.

	High	Low
For the Fiscal Year Ended December 31, 2007	$125.40	$70.92
For the Fiscal Year Ended December 31, 2008	$93.24	$3.72
For the Fiscal Year Ended December 31, 2009	$19.68	$3.84
For the Fiscal Year Ended December 31, 2010	$12.60	$2.26
For the Fiscal Year Ended December 31, 2011	$3.88	$0.46
For the Quarter Ended
March 31, 2010	$11.76	$7.80
June 30, 2010	$12.60	$7.56
September 30, 2010	$9.37	$4.24
December 31, 2010	$4.99	$2.26
March 31, 2011	$2.88	$2.05
June 30, 2011	$2.30	$1.69
September 30, 2011	$3.88	$0.53
December 31, 2011	$0.98	$0.46
March 31, 2012	$2.30	$0.40
For the Month Ended
December 31, 2011	$0.75	$0.46
January 31, 2012	$1.14	$0.45
February 29, 2012	$1.72	$0.40
March 31, 2012	$2.30	$0.51
April 30, 2012	$5.23	$1.05
May 31, 2012 (through May 14, 2012)	$3.10	$1.55

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of Association and Bye-laws

The following description of our share capital summarizes the material terms of our Memorandum of Association and our bye-laws. Under our Memorandum of Association, as amended, our authorized capital consists of 500,000,000 preference shares, par value $0.01 per share, and 1,000,000,000 common shares, par value of $0.01 per share.

Common Shares

Our Memorandum of Association was amended on August 26, 2009 to increase our authorized share capital to 1,000,000,000 common shares and 500,000,000 preference shares.

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

Preference Shares

Under the terms of our bye-laws, our board of directors has authority to issue up to 500,000,000 “blank check” preference shares in one or more series and to fix the rights, preferences, privileges and restrictions of the preference shares, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of a series.

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

Reverse share split

On July 27, 2010, we announced that a 1-for-12 reverse share split of our common shares had been approved by our board of directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010. The reverse share split consolidated every 12 common shares into one common share, with par value of $0.01 per share. Our number of authorized common shares and preference shares were not affected by the reverse split. In respect to the underlying common shares associated with stock options and any derivative securities, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted in accordance with the 1:12 ratio for all periods presented. As a result of the reverse share split, the number of our issued common shares was reduced from 88,363,265 to 7,327,934 shares, which takes into account the rounding up of all fractional shares to the nearest whole share. Due to such reverse share split, earnings per share, convertible notes, warrants and stock options have been adjusted retrospectively as well.

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

We entered into a Registration Rights Agreement, dated April 1, 2010, with Grandunion in connection with a securities purchase agreement, dated as of March 31, 2010, with Grandunion. Subject to the terms of the agreement, at any time after April 1, 2011, Grandunion may demand that we file a registration statement, request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

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

We entered into a Registration Rights Agreement, dated October 13, 2009, with Investment Bank of Greece in connection with a warrant purchase agreement and a warrant agreement, each dated October 13, 2009. Subject to the terms of this agreement, upon the request of the holders of at least 83,334 of the warrant shares (as defined therein), we are required to file a shelf registration statement covering the transfer restricted securities within 30 days. The holders may also request that their warrant shares be covered by a registration statement that we are otherwise filing for the purpose of a firm-commitment, underwritten public offering of common shares (i.e., piggy-back registration).

We entered into a Registration Rights Agreement, dated January 2, 2010, with S. Goldman Advisors, LLC, in connection with the registration of 208,334 common shares and 416,667 common stock underlying warrants issued to the advisors. Subject to the terms of this agreement, upon the request of holders of at least 83,334of the transfer restricted securities (as defined therein), we are required to file a shelf registration statement covering the transfer restricted securities within 30 days. The holders may also request that their transfer restricted securities be covered by a registration statement that we are otherwise filing for the purpose of a firm-commitment, underwritten public offering of common shares (i.e., piggy-back registration). In addition, we entered into a Subscription Agreement, dated April 17, 2012, with S. Goldman Advisors, LLC, for the issuance of 750,000 common shares as payment for advice pertaining to the restructuring of our financial indebtedness. Subject to the terms of this agreement, the holder may request that the common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

Treasury Shares

Our bye-laws were amended at our 2008 annual general meeting to allow our board of directors, at its discretion and without the sanction of a resolution of our shareholders, to authorize the acquisition by us of our shares, to be held as treasury shares. Our board of directors may, at its discretion and without the sanction of are solution of our shareholders, authorize the acquisition by us of our own shares, to be held as treasury shares, upon such terms as the board of directors may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the BCA. We will be entered in the register of members as a shareholder in respect of the shares held as treasury shares and will be its own shareholder but subject always to the provisions of the BCA. We will not exercise any rights and will not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the BCA. Subject as otherwise provided in our bye-laws in relation to our shares generally, any shares held by us as treasury shares will be at the disposal of the board of directors, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.

Dividends

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than its liabilities. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

 Anti-Takeover Effects of Provisions of Our Constitutional Documents

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the recapitalization, amalgamation, merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of our incumbent directors and executive officers.

Blank Check Preference Shares

Under the terms of our bye-laws, subject to applicable legal or NASDAQ requirements, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 preference shares with such rights, preferences and privileges as our board may determine. Our board of directors may issue preference shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Shareholder Meetings

Under our bye-laws, annual general meetings of shareholders will be held at a time and place selected by our board of directors each calendar year. Special general meetings of shareholders may be called by our board of directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our bye-laws, at least 15 days, but not more than 60 days notice of an annual general meeting or any special general meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law, accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders who will be eligible to receive notice and vote at the meeting.

Limited Actions by Shareholders

Any action required or permitted to be taken by our shareholders must be effected at an annual or special general meeting of shareholders or by majority written consent without a meeting. Our bye-laws provide that, subject to certain exceptions and to the rights granted to shareholders pursuant to the BCA, only our board of directors may call special general meetings of our shareholders and the business transacted at a special general meeting is limited to the purposes stated in the notice for that meeting. Accordingly, a shareholder may be prevented from calling a special general meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual general meeting.

Subject to certain rights set out in the BCA, our bye-laws provide that shareholders are required to give advance notice to us of any business to be introduced by a shareholder at any annual general meeting. The advance notice provisions provide that, for business to be properly introduced by a shareholder when such business is not specified in the notice of meeting or brought by or at the direction of our board of directors, the shareholder must have given our secretary notice not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting of the shareholders. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, the shareholder must give our secretary notice not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to the shareholders or the date on which public disclosure of the annual general meeting was made. The chairman of the meeting may, if the facts warrant, determine and declare that any business was not properly brought before such meeting and such business will not be transacted.

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

C. Material contracts

Please refer to Item 5—“Operating and Financial Review and Prospects” for a discussion of our long-term debt, Item 4—“Information on the Company” for a discussion of various agreements relating to our recapitalization and certain vessel transactions and Item 10—“Additional Information” for a discussion of our registration rights agreements.

D. Exchange controls

We have been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority.(the “BMA”).

The BMA must approve all issuances and transfers of securities of a Bermuda exempted company like us. For so long as our common shares are listed on an appointed stock exchange, such shares may be issued to, and transferred by and among, persons who are residents and non-residents of Bermuda for exchange control purposes. Any other transfers remain subject to approval by the BMA and such approval may be denied or delayed.

Subject to the foregoing, there are no limitations on the rights of owners of our common shares to hold or vote their shares. Because hawse have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares, other than in respect of local Bermuda currency.

In accordance with Bermuda law, share certificates may be issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

We will not take notice of any trust applicable to any of our common shares or other securities whether or not we had notice of such trust.

As an “exempted company”, we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another “exempted company”, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except insofar as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

There is a statutory remedy under Section 111 of the Companies Act 1981 which provides that a shareholder may seek redress in the Bermuda courts as long as such shareholder can establish that the company’s affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.

 The Bermuda government actively encourages foreign investment in “exempted companies” that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are subject neither to taxes on our income or dividends nor to any exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by us, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

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

Bermuda Tax Considerations

As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions by us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares and distributions to us by our subsidiaries also are not subject to any Bermuda tax. The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, has given the Company assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to the Company or any of the Company’s operations, shares or other obligations until March 28, 2016.

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

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

We earn substantially all of our income from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as “shipping income”.

Fifty percent of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income”.

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

In April 2012, our U.S. subsidiary entered into a joint venture arrangement with a third party to purchase thermal coal (used in power plants for electricity generation) from reserves located in Kentucky, USA.  We currently do not have any revenues from this business, but anticipate generating our first revenues from this business in fiscal 2012. We anticipate paying U.S. income tax on income generated from this business.

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

(A) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by individuals who are ”residents” of a qualified foreign country, which we refer to as the “50% Ownership Test”, or

(B) its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another qualified foreign country or in the United States, which we refer to as the “Publicly Traded Test”.

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

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our shares are not to be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of our outstanding common shares, which we refer to as the “5 Percent Override Rule”.

To determine the persons who own 5% or more of the vote and value of our shares, or “5% Shareholders”, the Treasury Regulations permit us to rely on those persons that are identified on Form 13G and Form 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

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

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common shares that is not a U.S. Holder or a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) is referred to herein as a “Non-U.S. Holder”.

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

As of December 31, 2011, we had $500.6 million of total indebtedness, which is net of the $71.6 million of unamortized BCF treated as a debt discount to the $125.0 million of the 7% Notes. The interest on the credit facilities are at floating rates and, therefore, changes in interest rates would have an effect on our interest expense. The interest rate on the 7% Notes is fixed and, therefore, there is no associated market risk. Excluding the 7% Notes, our total indebtedness as of December 31, 2011 and December 31, 2010 was $447.3 million and $532.8 million, respectively (reflecting $53.4 million and $45.2 million, respectively, in respect of the $125.0 million of 7% Notes, after netting the impact of the BCF). As of December 31, 2011, we had $339.7 million of floating rate indebtedness out of our total indebtedness of $447.3 million. Of our floating rate indebtedness, as of December 31, 2011, $100.1 million was fixed with interest rate swaps.

For the year ended December 31, 2011, a 1% increase and decrease in LIBOR would have resulted in an increase or decrease of approximately $2.9 million in our interest expense on the unhedged portion of drawings under the terms of our existing credit facilities.

Interest rate swaps:

As of December 31, 2011, in order to effectively manage our interest rate risk, we had the following interest rate swaps outstanding:

•	In connection with the recapitalization, we entered into a credit facility and an interest rate swap with Marfin Egnatia Bank. On May 6, 2010, we refinanced this credit facility (see Note 21of our consolidated financial statements). The aforementioned swap was re-attached to the new credit facility and has a termination date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on the notional amount of the swap.

•	In connection with the acquisition of the two Kamsarmaxes, we assumed two interest rate swaps with the Bank of Scotland both of which had maturity dates of April 4, 2013. Under the terms of the swap agreements, we paid a fixed interest rate of 3.973% per annum. These swaps were amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facilities. The amended and extended swap agreements began on July 6, 2010 and have maturity dates on October 15, 2015 and a fixed interest rate of 4.01% per annum on the notional amount of the swaps.

As of December 31, 2011 and May15, 2012, the notional amount of the abovementioned interest rate swaps was $100.1 million and $21.8 million, respectively. As of December 31, 2011, we have defaulted on a number of payments concerning the interest rate swap agreements.

 Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2011, the value of the U.S. dollar reached highs of $1.48 and lows of $1.29 compared to the Euro, and as a result, an adverse or positive movement could increase our expenses. During the year ended December 31, 2011, the effect was minimal.

Credit Risk Exposure

The Company believes that no significant credit risk exists with respect to the Company's cash due to the spread of this risk among various different banks. The Company is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. As of December 31, 2011, those derivative instruments are in the counterparties’ favor. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

One of charterers that chartered three of the vessels during 2011 was having difficulty performing its obligations, and, since the end of March 2011, the charterer has been late on a number of payments causing the Company to arrest vessels chartered by this particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. In connection thereto, and due to delayed payments by this charterer, the Company withdrew two of the vessels from their employment during 2011 and the third vessel during 2012 and filed a claim for amounts already due, as well as damages arising from cancelling those employment contracts. These vessels were chartered out at rates significantly above market, and since the Company was forced to reclaim and re-charter these vessels, the Company experienced a significant reduction in the cash flow from these vessels, which in turn further impairs the Company’s liquidity.

Cash deposits in excess of amounts covered by government – provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits in excess of government – provided insurance limits.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern. As previously announced, due to the economic conditions and operational difficulties described elsewhere in this annual report, we entered into restructuring discussions with each of the lenders under the Financing Documents. As a result of such conditions, over a period of time, we defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we have not obtained waivers of these defaults from our lenders. During the Restructuring process, our lenders have continued to reserve their rights in respect of such defaults other than those in respect of the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement. Except for the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement, our lenders have not exercised their remedies; however, our lenders could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with our lenders in the Restructuring Proposal, or at all See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “—Liquidity and Capital Resources” above for a discussion of our indebtedness, the defaults under the agreements governing such indebtedness and the status of our restructuring negotiations.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

(a)	Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. As described below, a material weakness was identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) define a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual financial statements will not be prevented or detected on a timely basis. As a result of the material weakness, as such term is defined in Rule 13a-15(e) promulgated under the Exchange Act of 1934, as amended (as described in (b) below), our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO, and is effected by the Company’s Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company’s consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that:

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control-Integrated Framework”. As a result of this assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was not effective due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our controls to prevent and detect the misapplication of the effective interest method did not operate effectively. This control deficiency resulted in an overstatement of Net Loss from Continuing Operations of $8.5 million and $2.1 million for the year ended December 31, 2010 and for the period from October 14, 2009 to December 31, 2009, respectively, and resulted in the restatement of our consolidated financial statements. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

(c)	Attestation report of the independent registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(d) Remediation Activities

To remediate the material weakness in our internal control over financial reporting as described above, management is enhancing its controls over the financial statement closing process in this area, specifically by adding additional review procedures over the relevant computations, including:

•	implement a new control over the measurement of discounts on debt, including deployment of resources with accounting knowledge in complex financing transactions, and
•	implement a new control to review and ensure the accuracy of the proper application of the effective interest method to debt discounts.

The material weakness will only be considered remediated when the revised internal controls are operational for a period of time and are tested and management has concluded that the controls are operating effectively.

(e)	Changes in internal control over financial reporting

There were no changes in internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

We have established an audit committee comprised of three members, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Market that are applicable to us. The members of the audit committee are Messrs. Spyros Gianniotis, Steve Oh, and Panagiotis Skiadas. Mr. Gianniotis serves as the “audit committee financial expert” as defined in the instructions to Item 16.A. in the Form 20-F.

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

Item 16C.    Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years ended December 31, 2011 and 2010 were PricewaterhouseCoopers S.A. Our audit fees for 2011 and 2010 were €414,000 and €378,000, respectively.

Audit-Related Fees

We did not incur audit-related fees for 2011 and 2010.

Tax Fees

We did not incur tax fees for 2011 or 2010.

All Other Fees

We did not incur any other fees for 2011 or 2010.

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

Item 16H.    Mine Safety Disclosure

None.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements (Restated)

The financial information required by this Item, together with the related report of PricewaterhouseCoopers S.A. thereon, is filed as part of this annual report.

Item 19.    Exhibits

1.1	Amended and Restated Memorandum of Association of NewLead Holdings Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on September 30, 2009, and hereby incorporated by reference.)
1.2	Certificate of Incorporation on Change of Name (Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K, filed on January 8, 2010, and hereby incorporated by reference.)
1.3	Amended and Restated Bye-laws of the Company (Previously filed as Exhibit 3.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)
2.1	Indenture, dated as of October 13, 2009, between the Company and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
2.2	Form of Note Purchase Agreement, dated October 13, 2009, among the Company, each of the purchasers listed on the signature thereto, and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
2.3	Form of 7% Convertible Senior Note Due 2015, dated as of October 13, 2009, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
2.4	Warrant Certificate, dated October 13, 2009 from the Company to Investment Bank of Greece (Previously filed as Exhibit 99.8 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
4.1	Form of Equity Incentive Plan (Previously filed as Exhibit 10.6 to the Company’s 10.6 to the Company’s registration statement on Form F-1/A (Registration No. 333-124952) and hereby incorporated by reference.)
4.2	Amendment to Equity Incentive Plan (Previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)
4.3	Amendment to Equity Incentive Plan, dated October 14, 2010. (Previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.4	Amended and Restated 2005 Equity Incentive Plan (Previously filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed on December 22, 2011, and hereby incorporated by reference.)
4.5	Fifth Supplemental Agreement, dated June 11, 2008, between the Company and The Bank of Scotland relating to the Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed on June 30, 2008, and hereby incorporated by reference.)
4.6	Sixth Supplemental Agreement, dated June 24, 2009, between the Company and The Bank of Scotland relating to a Credit Agreement, dated April 3, 2006, among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009, and hereby incorporated by reference.)
4.7	$145 Million Convertible Bond Commitment Letter, dated July 15, 2009, between Investment Bank of Greece and the Company (Previously filed as Exhibit 99.F to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)
4.8	Financial Agreement, dated August 18, 2009, among Marfin Bank, Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)
4.9	Registration Rights Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. and the Company (Previously filed as Exhibit 99.D to the Schedule 13D (Amendment No. 1) of Grandunion Inc. and Focus Maritime Corp., filed on October 22, 2009, and hereby incorporated by reference.)

4.10	Voting Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.B to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)
4.11	Lock-Up Agreement, dated September 16, 2009, among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.C to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.12	Lock-Up Agreement, dated September 16, 2009, among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.D to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.13	Lock-Up Agreement, dated September 16, 2009, between Grandunion Inc. and the Company (Previously filed as Exhibit 99.E to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.14	Facility Agreement, dated October 13, 2009, among the Company, Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) (Previously filed as Exhibit 99.5 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
4.15	Warrant Purchase Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.6 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.16	Warrant Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.7 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.17	Registration Rights Agreement, dated October 13, 2009, among Investment Bank of Greece, Focus Maritime Corp. and the Company (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.18	Registration Rights Agreement, dated October, 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
4.19	Registration Rights Agreement, dated January 2, 2012, between NewLead Holdings Ltd. And S. Goldman Advisors. LLC (Previously filed as Exhibit 99.2 to the Schedule 13D of S. Goldman Advisors, LLC filed on December 23, 2010, and hereby incorporated by reference.)
4.20	$80 Million Secured Senior and Junior Term Loan Facility Commitment Letter, dated February 19, 2009 between Bank of Scotland and the Company, as guarantor (Previously filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F, filed on March 18, 2010, and hereby incorporated by reference.)
4.21	Escrow Agreement, dated April 1, 2010, between the Company and Grandunion Inc. and Computershare Trust Company N.A. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.22	Registration Rights Agreement, dated April 1, 2010, between the Company and Grandunion Inc. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
4.23	Second Supplemental Agreement, dated April 1, 2010, in relation to the Loan Agreement, dated November 10, 2006, between the Company and Commerzbank, for a loan facility of up to $18.0 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.24	Loan Agreement, dated March 19, 2008, between the Company and Piraeus Bank, for a loan of up to $76.0 million. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
4.25	Second Supplemental Agreement, dated March 31, 2010, relating to the Loan Agreement dated March 19, 2008, between the Company and Piraeus Bank, for a loan of up to $76.0 million. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.26	Loan Agreement, dated March 31, 2010, between the Company and Piraeus Bank, for a loan of up to $21.0 million. (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.27	Financial Agreement dated March 31, 2010, between the Company and Marfin Egnatia Bank S.A, for a credit facility up to $35.0 million. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.28	Senior Facility Agreement dated April 15, 2010, among the Company, Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, for a loan up to $66.7 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.29	Junior Facility Agreement dated April 15, 2010, among the Company, Bank of Scotland and BTMU Capital Corporation for a loan up to $13.3 million. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.30	Supplemental Deed dated April 26, 2010, among the Company, Bank of Scotland plc and Nordea Bank Finland plc, relating to a $221.4 million term loan facility. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.31	Financial Agreement dated May 6, 2010, between the Company and Marfin Egnatia Bank S.A, for a credit facility up to $65.28 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.32	Loan Agreement, dated October 16, 2007, as novated, amended and restated March 31, 2010, between the Company and West LB, and as further novated, amended and restated on June 4, 2010, relating to a term loan facility of up to $27.5 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)
4.33	Loan Agreement dated July 2, 2010, with First Business Bank for a loan facility of up to $24.15 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.34	Loan Agreement dated October 22, 2007, with EFG Eurobank for a loan facility of up to $32.0 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
4.35	Third Supplemental Agreement dated July 9, 2010, relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.36	Fourth Supplemental Agreement dated August 13, 2010 relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.37	Loan Agreement dated July 9, 2010, with DVB Bank, Nord LB and Emporiki Bank for a loan facility of up to $48.0 million. (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
4.38	First Supplemental Agreement dated July 14, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.39	Loan Agreement dated December 10, 2010, with Marfin Egnatia Bank for a reducing revolving credit facility of up to $62.0 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)
4.40	Second Supplemental Agreement dated November 9, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)
4.41	Third Supplemental Agreement dated December 15, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on January 11, 2011, and hereby incorporated by reference.)
4.42	Third Supplemental Agreement, dated November 5, 2010, in relation to the Loan Agreement, dated November 10,2006, between the Company and Commerzbank, for a loan facility of up to $18.0 million. (Previously filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.43	First Supplemental Agreement, dated October 15, 2010, in relation to Loan Agreement with First Business Bank dated July 2, 2010, for a loan facility of up to $24.15 million. (Previously filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.44	Loan Agreement dated May 9, 2011, with First Business Bank for a loan facility of up to $12.0 million. (Previously filed as Exhibit 4.42 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.45	Second Supplemental Agreement, dated May 9, 2011, in relation to the Loan Agreement dated July 2, 2010, with First Business Bank, for a loan facility of up to $24.15 million. (Previously filed as Exhibit 4.43 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.46	Fifth Supplemental Agreement dated October 15, 2010, relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 4.45 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.47	Amendment to Escrow Agreement, dated July 2, 2010, between the Company and Grandunion Inc. and Computershare Trust Company N.A. (Previously filed as Exhibit 4.46 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.48	Bareboat Agreement, dated November 23, 2010, between Grand Rodosi Inc. and Prime Hill Maritime Ltd. (Previously filed as Exhibit 4.47 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.49	Bareboat Agreement, dated November 23, 2010, between Australia Holdings Ltd. and Prime Mountain Maritime Ltd. (Previously filed as Exhibit 4.48 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.50	Bareboat Agreement, dated November 23, 2010, between Brazil Holdings Ltd. and Prime Hill Maritime Ltd. (Previously filed as Exhibit 4.49 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.51	Bareboat Agreement, dated November 23, 2010, between China Holdings Ltd. and Prime Time Maritime Ltd. (Previously filed as Exhibit 4.50 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.52	Shares Issuance Agreement, dated January 20, 2011, between the Company and Lemissoler Corporate Management Ltd. (Previously filed as Exhibit 4.51 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.53	Bareboat Agreement, dated June 8, 2011, between Curby Navigation Ltd. and Endurance Shipping LLC. (Previously filed as Exhibit 4.52 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
8.1	List of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer.
13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers S.A.
101.1	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements as blocks of text.†*

†	To be filed by amendment.

*            Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries (the “Company”) (Successor) at December 31, 2011 and December 31, 2010 and the results of their operations and their cash flows for the two years ended December 31, 2011, and for the period from October 14, 2009 to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss, has negative cash flows from operations, negative working capital, an accumulated deficit and has defaulted under its credit facility agreements resulting in all of its debt being reclassified to current liabilities all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated financial statements, the Company has restated its 2010 and 2009 financial statements to correct an error.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece.

May 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated statements of operations, shareholders’ equity and cash flows for the period from January 1, 2009 to October 13, 2009, present fairly, in all material respects, the results of operations and cash flows for the period from January 1, 2009 to October 13, 2009 of NewLead Holdings Ltd. and its subsidiaries (Predecessor), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 18, 2010, except with respect to the effects of the reverse stock split discussed in Note 1, as to which the date is December 29, 2010, and except for the effects of the discontinued operations discussed in Note 25, as to which the date is May 15, 2012.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share amounts)

		As of December 31,	As of December 31,
	Note	2011	2010
			(Restated)
ASSETS
Current assets
Cash and cash equivalents		$5,119	$67,531
Restricted cash	7	250	12,606
Trade receivables, net		12,522	6,025
Other receivables		3,398	2,333
Due from related parties		82	100
Inventories	8	1,686	2,986
Prepaid expenses		2,520	1,909
Due from managing agents		-	587
Backlog asset	9	2,404	8,492
Deferred charges, net	12	5,742	-
Total current assets		33,723	102,569

Restricted cash	7	31	30,700
Vessels under construction	10	7,055	32,253
Assets held for sale	11	86,082	-
Vessels and other fixed assets, net	11	269,519	455,416
Goodwill	6	-	81,590
Backlog asset	9	342	46,165
Deferred charges, net	12	-	13,040

Total non-current assets		363,029	659,164

Total assets		$396,752	$761,733

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	15	$339,722	$26,773
Accounts payable, trade	13	38,927	35,876
Senior convertible 7% notes, net	16	53,391	-
Accrued liabilities	14	32,489	17,370
Capital lease obligations	17	107,527	7,648
Deferred charter revenue	9	-	476
Deferred income		2,111	880
Derivative financial instruments	21	8,808	5,319
Due to related parties		445	115
Due to managing agent		184	282

Total current liabilities		583,604	94,739

Non-current liabilities
Derivative financial instruments	21	-	4,642
Senior convertible 7% notes, net	16	-	45,230
Capital lease obligations	17	-	77,319
Unearned profit	17	9,083	10,399
Deferred charter revenue	9	-	91
Deferred income		800	1,325
Other non-current liabilities		5,699	20,665
Long-term debt	15	-	421,042

Total non-current liabilities		15,582	580,713

Total liabilities		599,186	675,452

Commitments and contingencies	22
Shareholders' equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued		-	-
Common Shares, $0.01 par value, 1 billion shares authorized, 7.8 million and 7.3 million shares issued and outstanding as of December 31, 2011 and December 31, 2010, respectively		79	74
Additional paid-in capital		209,956	208,281
Accumulated deficit		(412,469)	(122,074)

Total shareholders' equity		(202,434)	86,281

Total liabilities and shareholders' equity		$396,752	$761,733

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

		Successor			Predecessor
		Year Ended December 31,	Year Ended December 31,	October 14, to December 31,	January 1, to October 13,
	Note	2011	2010	2009	2009
			(Restated)	(Restated)
OPERATING REVENUES		$68,637	$57,926	$7,273	$14,509

EXPENSES:
Commissions		(1,072)	(1,182)	(210)	(442)
Voyage expenses		(2,154)	(5,740)	(2,238)	(6,088)
Vessel operating expenses		(23,542)	(24,486)	(4,569)	(15,321)
General and administrative expenses		(20,541)	(15,455)	(11,931)	(8,392)
Depreciation and amortization expenses		(31,695)	(22,185)	(1,521)	(6,331)
Impairment losses	3, 6, 9, 10, 11, 22	(203,683)	(39,515)	-	(40,859)
(Loss) / gain on sale of vessels, net		(208)	745	-	-
Management fees		-	(807)	(213)	(584)
		(282,895)	(108,625)	(20,682)	(78,017)

Operating loss from continuing operations		(214,258)	(50,699)	(13,409)	(63,508)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	15	(44,261)	(28,723)	(20,697)	(6,624)
Interest income		207	547	236	9
Other income / (expense), net		97	(3)	-	31
Change in fair value of derivatives	21	-	1,592	2,554	3,012

Total other expenses, net		(43,957)	(26,587)	(17,907)	(3,572)

Loss from continuing operations		(258,215)	(77,286)	(31,316)	(67,080)

Loss from discontinued operations	25	(32,180)	(9,063)	(4,409)	(58,684)

Net loss		$(290,395)	$(86,349)	$(35,725)	$(125,764)

Loss per share:
Basic and diluted
Continuing operations		$(34.84)	$(11.11)	$(5.60)	$(28.00)
Discontinued operations		$(4.34)	$(1.30)	$(0.79)	$(24.49)
Total		$(39.18)	$(12.41)	$(6.39)	$(52.49)

Weighted average number of shares:
Basic and diluted		7,411,600	6,958,903	5,588,937	2,395,858

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts expressed in thousands of U.S. dollars except share amounts)

	Note	Common Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity

Balance at January 1, 2009 (Predecessor)		2,414	$24	$114,053	$(48,561)	$65,516
Net loss		-	-	-	(125,764)	(125,764)
Issuance of common shares	18, 19	7	1	-	-	1
Share-based compensation	18	-	-	793	-	793
Balance at October 13, 2009 (Predecessor)		2,421	$25	$114,846	$(174,325)	$(59,454)
(Successor)
Change in control — basis adjustment		-	$-	$(77,978)	$174,325	$96,347
Contribution of vessels	19	1,582	16	34,981	-	34,997
Beneficial conversion feature on the convertible senior 7% notes	16	-	-	100,536	-	100,536
Conversion of the convertible senior 7% notes ($20m)	16, 19	2,222	22	19,978	-	20,000
Net loss, restated		-	-	-	(35,725)	(35,725)
Share-based compensation	18, 19	390	4	3,954	-	3,958

Balance at December 31, 2009, restated (Successor)		6,615	67	196,317	(35,725)	160,659
Net loss, restated		-	-	-	(86,349)	(86,349)
Issuance of common shares	18, 19	13	0	-	-	0
Shares issued for business acquisition	5, 19	700	7	5,203	-	5,210
Warrants	12, 21	-	-	4,081	-	4,081
Share-based compensation	18	-	-	2,680	-	2,680

Balance at December 31, 2010, restated (Successor)		7,328	74	208,281	(122,074)	86,281
Net loss		-	-	-	(290,395)	(290,395)
Issuance of common shares	18, 19	37	0	87	-	87
Share-based compensation	18	473	5	1,588	-	1,593
Balance at December 31, 2011 (Successor)		7,838	$79	$209,956	$(412,469)	$(202,434)

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

	Successor			Predecessor
	Year Ended December 31,	Year Ended December 31,	October 14, to December 31,	January 1, to October 13,
	2011	2010	2009	2009
		(Restated)	(Restated)
OPERATING ACTIVITIES:
Net loss	$(290,395)	$(86,349)	$(35,725)	$(125,764)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation and amortization	36,945	30,028	3,656	17,368
Impairment losses	234,109	39,515	-	91,601
Provision for doubtful receivables	243	316	-	292
Amortization and write-off of deferred financing costs	7,930	3,728	1,391	555
Amortization of deferred charter revenue	(568)	(3,194)	-	(1,694)
Amortization of backlog asset	8,697	13,890	1,992	-
Amortization of the beneficial conversion feature	8,161	5,942	14,853	-
Change in fair value of derivative financial instruments	(1,153)	(8,449)	(2,554)	(3,012)
Payments for dry-docking / special survey costs	(6,650)	(3,548)	(1,040)	(4,306)
Share-based compensation	1,582	2,680	3,958	793
Warrants compensation expense	-	-	3,940	-
(Gain) / loss on sale from vessels	(13,363)	(938)	-	5,584
(Increase) decrease in:
Trade receivables	(6,740)	(927)	(783)	(1,480)
Other receivables	(1,211)	676	89	1,704
Inventories	1,300	617	(110)	(1,489)
Prepaid expenses	(611)	700	20	(135)
Due from/to managing agent	489	(2,712)	455	1,759
Due from/to related parties	330	(668)	-	49
Increase (decrease) in:
Accounts payable, trade	5,344	(823)	991	6,546
Accrued liabilities	11,638	(938)	4,571	2,206
Deferred income	834	769	(1,573)	(1,134)

Net cash used in operating activities	(3,089)	(9,685)	(5,869)	(10,557)

INVESTING ACTIVITIES:
Vessel acquisitions	(23,863)	(1,601)	-	-
Vessels under construction	(89,364)	(45,126)	-	-
Advances for vessel acquisitions	-	(3,177)	-	-
Restricted cash	11,033	(11,033)	-	-
Cash acquired through business acquisition, net of cash paid	-	1,561	-	-
Other fixed asset acquisitions	(190)	(76)	-	(63)
Proceeds from the sale of vessels	32,772	37,263	-	2,279
Net cash (used in) / provided by investing activities	(69,612)	(22,189)	-	2,216

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(94,879)	(482,243)	(57,400)	(2,280)
Proceeds from long-term debt	51,318	419,445	35,840	-
Proceeds from senior convertible 7% notes, net	-	-	140,718	-
Restricted cash for debt repayment	31,992	(21,038)	(8,173)	6,612
Proceeds from the sale and leaseback of vessels	26,600	86,800	-	-
Capital lease payments	(4,040)	(1,833)	-	-
Payments for deferred charges	(702)	(7,982)	-	-
Shareholders contribution	-	-	1,139	-
Proceeds from issuance of common shares	-	1	-	-

Net cash provided by / (used in) financing activities	10,289	(6,850)	112,124	4,332

Net (decrease) / increase in cash and cash equivalents	(62,412)	(38,724)	106,255	(4,009)
Cash and cash equivalents
Beginning of year / period	67,531	106,255	-	4,009

End of year / period	$5,119	$67,531	$106,255	$-

Supplemental Cash Flow information:
Interest paid, net of capitalised interest	$30,642	$23,684	$663	$13,140
Issuance of common shares for business combination	$-	$5,210	-	-
Issuance of warrants for deferred charges	$-	$957	-	-
Assets disposed in connection with assumed acquisitions	$-	$8,501	-	-
Assets acquired and liabilities assumed under asset acquisitions:
- Acquired advances for vessels under construction	$-	$29,315	-	-
- Vessels and other fixed assets, net acquired	$-	$81,110	-	-
- Long-term debt assumed	$-	$118,868	-	-
Acquired other assets / liabilities, net	$-	$40,098	-	-
Assets acquired and liabilities assumed under business acquisitions:
- Vessels and other fixed assets, net acquired	$-	$143,808	-	-
- Long-term debt assumed	$-	$154,475	-	-
- Other assets and liabilities, net acquired	$-	$36	-	-
Progress payment payable for vessels under construction	$8,873	$-	-	-
Sale of vessels applied to related debt	$64,532	$-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

 NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

1. DESCRIPTION OF BUSINESS

NewLead Holdings Ltd. (the "Company" or "NewLead") was incorporated on January 12, 2005 under the name "Aries Maritime Holdings Limited" and, on December 21, 2009, upon receipt of shareholder approval, the Company changed its name to NewLead Holdings Ltd.

The Company's principal business is the acquisition and operation of vessels. NewLead conducts its operations through the vessel-owning companies whose principal activity is the ownership and operation of product tankers and dry bulk vessels that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.

The Company is currently engaged in restructuring discussions with its lenders to finalize the satisfaction and release of the Company’s obligations under certain of its debt agreements and the amendment of the terms of certain other debt agreements. As part of the restructuring efforts, the Company has sold, and expects to continue to sell, vessels as part of the arrangements with its lenders to reduce and discharge the Company’s obligations. During 2011 and up to the date of issuance of these financial statements, the Company has sold, disposed of or handed control over to its lenders a total of 17 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring. The Company anticipates that it will sell or surrender to the lenders approximately three additional vessels and hulls. To the extent that the Company has sold vessels, the sale proceeds have been used to repay the related debt. However, proceeds from the sale of vessels are expected to be insufficient to fully repay the related debt and, therefore, it is likely that the Company will continue to have significant debt unless it enters into satisfactory arrangements with its lenders for the discharge of all such obligations. See Note 26 for a detailed description of certain recent developments relating to the ongoing restructuring.

 On July 27, 2010, NewLead announced that a 1-for-12 reverse share split of its common shares had been approved by the Company’s Board of Directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010. The reverse share split consolidated every 12 common shares into one common share, with par value of $0.01 per share. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse split. In respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:12 ratio for all periods presented. Due to such reverse share split, earnings per share, the number of shares under the convertible notes and the conversion price of the convertible notes and the number underlying the warrants and share options have been adjusted retrospectively as well. The consolidated financial statements for the year ended December 31, 2010 (Successor), for the periods October 14 to December 31, 2009 (Successor), January 1 to October 13, 2009 (Predecessor), reflect the reverse share split.

On October 13, 2009, the Company completed an approximately $400,000 recapitalization, which resulted in Grandunion Inc. ("Grandunion") acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 222,223 were transferred to Rocket Marine Inc. ("Rocket Marine"), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. The voting agreement between Rocket Marine Inc. and Grandunion was terminated effective as of February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of any of Mr. Zolotas, Mr. Fistes or Grandunion.

 In connection with the 2009 recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the "7% Notes"). The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009, between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company's Vice Chairman, President and Chief Executive Officer, converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. As a result, in the aggregate, $125,000 of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at December 31, 2011 owned approximately 28% of the Company's outstanding common shares. The 7% Notes are convertible at any time “at the holder’s option” and if fully converted, following the issuance of 2.2 million shares, would result in the issuance of an additional 13.9 million newly issued common shares. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes which were purchased for cash and has received for advisory services warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. As of December 31, 2011, the remainder ($124,900) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions and limitations on mergers and consolidations. At issuance, the 7% Notes were recorded at $43,433 as a result of a discount attributed to a beneficial conversion feature and such discount is being amortized over the stated value of the debt. (See Note 15.)

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

On April 1, 2010, the Company acquired in a business combination Newlead Shipping S.A. (“Newlead Shipping”), an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry resulting in the Company discontinuing the outsourcing of such services. Newlead Shipping holds the following accreditations:

•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system that includes consistently providing service that meets customer and applicable statutory and regulatory requirements and enhancing customer satisfaction through, among other things, processes for continual improvement;

•	ISO 14001 from American Bureau of Shipping for environmental management, including policies and objectives targeting legal and other requirements; and

•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.

Going concern

Over the past year, the Company has experienced losses, working capital deficiency, negative operating cash flow and shareholder deficiency, which has affected, and which the Company expects will continue to affect, its ability to satisfy its obligations. Charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter rates for product tankers are significantly lower than applicable historical averages and charter hire rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.

Furthermore, recent economic conditions have caused certain of the Company’s charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes for the Company to realize its receivables. In certain instances, the Company’s charterers have been unable to fulfill their obligations under their charters. One of the Company’s charterers, who was chartering three of the Company’s vessels during 2011, was having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing the Company to arrest vessels which are owned by the particular charterer, and/or by such charterer’s affiliated companies, on two occasions in order to collect payment. In connection thereto and due to delayed payments by this charterer, the Company has withdrawn two of the vessels from their employment during 2011 and the third vessel during 2012 and filed a claim for amounts already due as well as damages arising from cancelling those employment contracts. These vessels were chartered out at rates significantly above market, and since the Company was forced to reclaim and re-charter these vessels, the Company experienced significant reduction in the cash flow from these vessels, which in turn further impaired the Company’s liquidity.

As a result of the conditions set out above, over a period of time, the Company defaulted under the facility and credit agreements set forth in Note 15 (Long Term Debt) (a)–(h), the 7% senior unsecured convertible notes due 2015 (“7% Notes”) set forth in Note 16 (Senior Convertible 7% Notes) and the capital leases set forth in Note 17 (Capital Lease Obligations) (the “Financing Documents”) in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, the Company has not obtained waivers of these defaults from its lenders and during the restructuring process, the aim of which is to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis (the “Restructuring”), its lenders have continued to reserve their rights in respect of such defaults other than those in respect of the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Fund arrangement. Except for the Kamsarmax Syndicate Facility Agreements and the Northern Shipping Funds arrangement, the Company’s lenders have not exercised their remedies; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with the Company’s lenders in the Restructuring, or at all.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Due to the economic conditions and operational difficulties described elsewhere in this annual report, we entered into restructuring discussions with the lenders under the Financing Documents. As part of those discussions, the Company appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of an overall restructuring proposal. On November 8, 2011, the Company and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The Company has been engaged in negotiations with its lenders regarding the terms of the Restructuring Proposal but the Company’s lenders have not yet approved the Restructuring Proposal and such changes have not been implemented. See Note 26 for a discussion of the recent developments relating to the Company’s restructuring negotiations.

While the Company continues to use its best efforts to complete the Restructuring, there can be no assurance that a successful resolution can be reached with its lenders or that the Restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the Restructuring and failure to obtain such releases could materially and adversely affect its business and operations and the impact of the final terms of any Restructuring is uncertain. Although any Restructuring will reduce the Company’s outstanding debt obligations, the Company will likely be issuing significant additional equity that will dilute the existing shareholders. The dilution will not be determined until the final terms of the entire Restructuring have been finalized or, following such completion, if there are any contingent obligations. Such additional issuances, individually or in the aggregate, will significantly impact the trading price of the Company’s common shares and may also impact its continued listing on NASDAQ.

Additionally, the ultimate accounting impact of the Restructuring is unknown and will not be determined until the final terms of the Restructuring is reached between the various lenders. Ultimately, the Company anticipates that its shareholder equity will be significantly impacted by the Restructuring, which could negatively impact the trading of its common shares and its ability to remain listed on NASDAQ.

All of the above raise substantial doubt regarding the Company’s ability to continue as a going concern.

Long-term debt and capital lease obligations have been classified as current liabilities due to covenant violations that gives the lenders the right to call the debt at the balance sheet date, absent waivers. Accordingly, as of December 31, 2011, the Company has reclassified all of its long term debt and capital lease obligations as current liabilities in its consolidated balance sheet, since it has not received waivers in respect of the covenants that were breached at such time. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

2. SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

NewLead's subsidiaries included in these consolidated financial statements were as follows:

		Country of		Successor Periods that	Predecessor Periods that
Company Name		Incorporation	Nature / Vessel Name	vessel operated	vessel operated

1.	Land Marine S.A.	Marshall Islands	Vessel owning company (1)	10/14/2009 — 9/15/2010	3/07/2003 — 10/13/2009

2.	Rider Marine S.A.	Marshall Islands	Vessel owning company (2)	10/14/2009 — 4/22/2010	3/18/2003 — 10/13/2009

3.	Ostria Waves Ltd.	Marshall Islands	Vessel owning company (3)	10/14/2009 — 9/07/2010	5/25/2004 — 10/13/2009

4.	Altius Marine S.A.	Marshall Islands	Newlead Avra (4)	10/14/2009 — 12/22/2011	6/24/2004 — 10/13/2009

5.	Fortius Marine S.A.	Marshall Islands	Newlead Fortune (4)	10/14/2009 — 12/22/2011	8/02/2004 — 10/13/2009

6.	Ermina Marine Ltd.	Marshall Islands	Vessel owning company (5)	10/14/2009 — 9/07/2010	12/09/2004 — 10/13/2009

7.	Chinook Waves Corporation	Marshall Islands	Vessel owning company (6)	10/14/2009 — 4/15/2010	11/30/2005 — 10/13/2009

8.	Compass Overseas Ltd.	Bermuda	M/T Newlead Compass (7)	10/14/2009 — 12/31/2011	2/14/2006 — 10/13/2009

9.	Compassion Overseas Ltd.	Bermuda	M/T Newlead Compassion (7)	10/14/2009 — 12/31/2011	6/16/2006 — 10/13/2009

10.	Australia Holdings Ltd.	Liberia	M/V Australia (8)	10/14/2009 — 12/31/2011	—

11.	Brazil Holdings Ltd.	Liberia	M/V Brazil (9)	10/14/2009 — 12/31/2011	—

12.	China Holdings Ltd.	Liberia	M/V China (9)	10/14/2009 — 12/31/2011	—

13.	Curby Navigation Ltd.	Liberia	M/V Newlead Endurance (10)	6/13/2011 — 12/31/2011	—

14.	Newlead Victoria Ltd.	Liberia	M/V Newlead Victoria	4/01/2010 — 12/31/2011	—

15.	Grand Venetico Inc.	Marshall Islands	M/V Newlead Venetico (24)	4/01/2010 — 12/31/2011	—

16.	Grand Oceanos Inc.	Liberia	M/V Grand Ocean (11)	4/01/2010 — 12/31/2011	—

17.	Grand Rodosi Inc.	Liberia	M/V Grand Rodosi (9)	4/01/2010 — 12/31/2011	—

18.	Challenger Enterprises Ltd.	Liberia	M/V Hiona (25)	4/01/2010 — 12/31/2011	—

19.	Crusader Enterprises Ltd.	Liberia	M/V Hiotissa (25)	4/01/2010 — 12/31/2011	—

20.	Newlead Shipping S.A.	Panama	Management company	—	—

21.	Newlead Bulkers S.A.	Liberia	Management company	—	—

22.	Santa Ana Waves Corporation	Marshall Islands	Vessel owning company (12)	—	—

23.	Makassar Marine Ltd.	Marshall Islands	Vessel owning company (13)	10/14/2009 — 1/07/2010	7/15/2005 — 10/13/2009

24.	Seine Marine Ltd.	Marshall Islands	Vessel owning company (14)	10/14/2009 — 1/20/2010	4/26/2005 — 10/13/2009

25.	Vintage Marine S.A.	Marshall Islands	Vessel owning company (15)	—	8/05/2004 — 6/11/2008

26.	Jubilee Shipholding S.A.	Marshall Islands	Vessel owning company (15)	—	7/26/2004 — 6/29/2009

27.	Olympic Galaxy Shipping Ltd.	Marshall Islands	Vessel owning company (16)	—	4/28/2004 — 6/02/2008

28.	Dynamic Maritime Co.	Marshall Islands	Vessel owning company	—	6/01/2004 — 4/30/2008

29.	AMT Management Ltd.	Marshall Islands	Management company	—	—

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

30.	Newlead Holdings (ex Aries Maritime) (US) LLC	United States of America	Operating company	—	—

31	Abroad Consulting Ltd.	Marshall Islands	Operating company (17)	—	—

32.	Leading Marine Consultants Inc.	Marshall Islands	Operating company	—	—

33.	Ayasha Trading Corporation	Liberia	M/V Newlead Tomi (18)	12/03/2010 — 12/31/2011	—

34.	Bethune Properties S.A.	Liberia	M/V Newlead Gujarat (18)	11/10/2011 — 12/31/2011	—

35.	Grand Esmeralda Inc.	Liberia	M/V Newlead Esmeralda (19)	7/09/2010 — 12/31/2011	—

36.	Grand Markela Inc.	Liberia	M/V Newlead Markela	7/02/2010 — 12/31/2011	—

37.	Grand Spartounta Inc.	Marshall Islands	M/V Grand Spartounta (20)	7/02/2010 — 09/20/2011	—

38.	Newlead Progress Inc.	Marshall Islands	Vessel owning company	—	—

39.	Newlead Prosperity Inc.	Marshall Islands	M/V Newlead Prosperity (20)	10/01/2010 — 09/13/2011	—

40.	Grand Affection S.A.	Marshall Islands	M/V Navios Serenity (21)	7/28/2011 — 12/31/2011	—

41.	Grand Affinity S.A.	Marshall Islands	Hull 4029	—	—

42.	Newlead Stride Inc.	Marshall Islands	Vessel owning company	—	—

43.	Grand Victoria Pte Ltd.	Singapore	Vessel owning company	—	—

44.	Newlead Bulker Holdings Inc.	Marshall Islands	Sub-holding company	—	—

45.	Newlead Tanker Holdings Inc.	Marshall Islands	Sub-holding company	—	—

46.	Mote Shipping Ltd.	Malta	Vessel owning company (22)	—	—

47.	Statesman Shipping Ltd.	Malta	Vessel owning company (22)	—	—

48.	Trans Continent Navigation Ltd.	Malta	Vessel owning company (22)	—	—

49.	Trans State Navigation Ltd.	Malta	Vessel owning company (22)	—	—

50.	Bora Limited	British Virgin Islands	Vessel owning company (22)	—	—

51.	Newlead Trading Inc.	Liberia	Trading company (23)	—	—

1)	M/T High Land was sold on September 15, 2010. The shipowning company was dissolved on September 21, 2011.
2)	M/T High Rider was sold and delivered to its new owners on April 22, 2010. The shipowning company was dissolved on September 21, 2011.
3)	M/T Ostria was sold on September 7, 2010. The shipowning company was dissolved on September 21, 2011.
4)	Newlead Avra and Newlead Fortune were sold on December 22, 2011.
5)	M/T Nordanvind was sold on September 7, 2010.
6)	M/T Chinook was sold and delivered to its new owners on April 15, 2010.
7)	M/T Newlead Compass and M/T Newlead Compassion were sold on January 31, 2012.
8)	M/V Australia was delivered to Prime Mountain Shipping (an affiliate of Lemissoler Maritime Company W.L.L) on January 31, 2012.
9)	M/V Rodosi, M/V China and M/V Brazil were sold on February 7, 2012, February 11, 2012, and March 19, 2012, respectively. Refer to Note 26 for more details.
10)	On March 30, 2010, NewLead acquired Curby Navigation Ltd., a company which was incorporated on December 30, 2009. On March 14, 2012, the lender foreclosed on the asset. Refer to Note 26 for more details.
11)	M/V Grand Ocean was sold on January 11, 2012. Refer to Note 26 for more details.
12)	The company was dissolved on November 9, 2010.
13)	M/V Saronikos Bridge was sold on January 7, 2010. The shipowning company was become dormant on July 28, 2011 and is in process of being dissolved.
14)	M/V MSC Seine was sold on January 20, 2010.
15)	These shipowning companies were dissolved on September 21, 2011.
16)	The shipowning company was become dormant on July 28, 2011 and is in process of being dissolved.
17)	The shipowning company was dissolved on June 15, 2010.

 NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

18)	By its letter dated February 24, 2012, the Bank of Scotland, due to events of default that occurred under the loan agreements, exercised its rights to foreclose on the shares of Ayasha Trading Corporation and Bethune Properties S.A. which subsequently came under the bank’s ownership. Refer to Note 26 for more details.
19)	M/V Newlead Esmeralda was sold on February 16, 2012. Refer to Note 26 for more details.
20)	On August 12, 2011, First Business Bank ("FBB") and NewLead entered into a sale agreement for two vessels, the Newlead Prosperity and the Newlead Spartounta, which were sold on September 13, 2011 and September 20, 2011, respectively. Refer to Note 11 for more details.
21)	On July 28, 2011, Hull 4023, named the Navios Serenity, was delivered from a Korean shipyard. On March 26, 2012, the vessel was sold. Refer to Note 26 for more details.
22)	Vessels M/T High Land, M/T High Rider, M/T Altius, M/T Fortius and M/T Ostria were transferred from Trans Continent Navigation Ltd, Mote Shipping Ltd, Statesman Shipping Ltd, Trans State Navigation Ltd and Bora Limited to Altius Marine S.A., Land Marine S.A., Rider Marine S.A., Fortius Marine S.A. and Ostria Waves Ltd in November, July, August, November 2005 and January 2007, respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003, on August 2, 2004 and on May 25, 2004, respectively. Statesman Shipping Ltd. was dissolved on January 7, 2012.
23)	Newlead Trading Inc. was established on July 1, 2011 as a joint venture between the Company and a third party. The Company owns 50% of Newlead Trading Inc. shares.
24)	M/V Newlead Venetico was sold on May 8, 2012. Refer to Note 26 for more details.
25)	The Company is under negotiations with Piraeus Bank in respect of the sale of the vessels Hiona and Hiotissa.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements for periods prior to October 14, 2009, as labeled "Predecessor", reflect the consolidated financial position, results of operations and cash flows of the 12 vessel-owning subsidiaries of NewLead. Refer to Note 1 about the recapitalization transaction that gave rise to the “Predecessor” transaction.

The financial statements for the period from October 14, 2009 to December 31, 2009, as labeled "Successor", reflect the consolidated financial position, results of operations and cash flows of the Predecessor 11 vessel-owning subsidiaries and the three vessel-owning subsidiaries contributed by Grandunion.

The financial statements for the year ended December 31, 2010, as labeled "Successor", reflect the consolidated financial position, results of operations and cash flows of the Predecessor 11 vessel-owning subsidiaries and the 14 vessel-owning subsidiaries, three of which were contributed by Grandunion, six of which were acquired through a business combination (see Note 5), three of which were acquired in July 2010 (see Note 11) and one newbuilding vessel and one leased vessel which both started their operations in the fourth quarter 2010.

The financial statements for the year ended December 31, 2011 reflect the consolidated financial position, results of operations and cash flows of the 22 vessel-owning subsidiaries, including one vessel under construction and three newbuilding vessels which started their operations during the year. See Note 2 and Note 26 for a discussion of the changes to the Company as a result of the ongoing restructuring efforts, including the sale and other dispositions of vessels.

Furthermore, certain other subsidiaries are included in the consolidated financial statements, as described in Note 2.

Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Company’s 2010 and 2009 (Successor) consolidated financial statements, the Company determined that the method used to amortize the beneficial conversion feature (“BCF”) on its 7% senior unsecured convertible notes was erroneous because the Company had previously amortized the BCF on a straight line basis, rather than using the effective interest rate method. This resulted in a material error and the restatement of the Company’s 2010 and 2009 (Successor) Financial Statements. The impacts of the restatement are summarized in the following table:

 NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	As of and for the Year Ended December 31, 2010			As of December 31, 2009 and for the Period From October 14, 2009 to December 31, 2009
	As Previously Reported	As Restated	As Reported*	As Previously Reported	As Restated	As Reported*

Senior convertible 7% notes	$55,877	$45,230	$45,230	$41,430	$39,283	$39,283
Total non-current liabilities	$591,360	$580,713	$580,713	$272,597	$270,450	$270,450
Total liabilities	$686,099	$675,452	$675,452	$326,857	$324,710	$324,710
Accumulated deficit	$(132,721)	$(122,074)	$(122,074)	$(37,872)	$(35,725)	$(35,725)
Total shareholders' equity	$75,634	$86,281	$86,281	$158,512	$160,659	$160,659
Interest and finance expense	$(44,899)	$(36,399)	$(28,723)	$(23,996)	$(21,849)	$(20,697)
Loss from continuing operations	$(97,618)	$(89,118)	$(77,286)	$(35,865)	$(33,718)	$(31,316)
Net loss	$(94,849)	$(86,349)	$(86,349)	$(37,872)	$(35,725)	$(35,725)
Loss per share basic and diluted - continuing operations	$(14.03)	$(12.81)	$(11.11)	$(6.42)	$(6.03)	$(5.60)
Loss per share basic and diluted – total	$(13.63)	$(12.41)	$(12.41)	$(6.78)	$(6.39)	$(6.39)

*	In addition, and unconnected to the correction of the error, the amounts presented reflect the retrospective application of discontinued operations for all periods presented. Refer to Note 25 (Discontinued Operations) in the accompanying consolidated financial statements.

Principles of Consolidation:

The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, expected future cash flows from reporting units to support goodwill impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

 Foreign Currency Transactions:

The functional currency of the Company is the U.S. dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The accounting records of the Company's subsidiaries are maintained in U.S. dollars. Transactions involving other currencies during a year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents:

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:

Restricted cash includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements. In addition, it includes cash collateralized as well as retention accounts which contain the proceeds from the sale of the vessels and letters of guarantee for the acquisition of vessels. The funds can only be used for the purposes of interest payments and loan repayments, and the letters of guarantee can only be used for the acquisition of vessels.

Trade Receivables, Net and Other Receivables:

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at December 31, 2011 and 2010 amounted to$1,624 and $1,410, respectively, and relates to continuing and discontinued operations. Other receivables relates to claims for hull and machinery and loss of hire insurers.

Inventories:

Inventories, which comprise bunkers and lubricants remaining on board the vessels at year end, are valued at the lower of cost and market value as determined using the first in-first out method.

Vessels and Other Fixed Assets, net:

Vessels are stated at cost less accumulated depreciation and impairment losses. Cost consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Vessels acquired through an asset acquisition or through a business combination are stated at fair value. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Depreciation of a vessel is computed using the straight-line method over the estimated useful life of the vessel, after considering the estimated salvage value of the vessel. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Company's vessels to be at a range of 25 to 30 years from the date of its initial delivery from the shipyard.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:	3 years
Computer equipment and software:	3 years

Assets held for sale/Discontinued operations:

Long-lived assets are classified as "Assets held for sale" when the following criteria are met: management has committed to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

The Company reports discontinued operations when the operations and cash flows of a component, usually a vessel, have been (or will be) eliminated from the ongoing operations of the Company, and the operations and cash flows will not be replaced or the Company does not have the ability to replace the vessels or segments, and the Company will not have any significant continuing involvement in the operations of the component after its disposal. All assets held for sale are considered discontinued operations for all periods presented.

For the year ended December 31, 2011, a total of eight vessels, from both the wet and dry segments, have been reported as discontinued operations. The Container Market (as defined in Note 25) was fully discontinued as of December 31, 2009.

Accounting for Special Survey and Dry-docking Costs:

The Company's vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined.

Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

Impairment of Long-lived Assets:

Long-lived assets and certain identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel and related carrying value of the intangible (backlog asset and deferred charter revenue) with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable (backlog asset) or unfavorable (deferred charter revenue) when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group. For vessels under construction, the net estimated cash flows also include the future cash outflows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest).

The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel's age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience and (d) the likelihood of the sale of the asset group. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company's historical experience. Fair value is determined using the valuation derived from market data.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods. The Company performed an impairment assessment of the long-lived assets groups (i) as of September 30, 2009, (ii) as of December 31, 2009, (iii) during the years ended December 31, 2011, and 2010, when certain vessels were disposed of, (iv) as of December 31, 2010 and (v) as of December 31, 2011. For certain asset groups as of December 31, 2011, the future net undiscounted cash flows from the assets were less than the carrying values of the assets and, therefore, were adjusted to fair value. For the year ended December 31, 2011, the Company recorded an impairment charge totaling $73,349 in continuing operations on eleven of the thirteen vessels that were held and used as of December 31, 2011. In addition, an impairment charge in continuing operations of $43,214 was recorded on back log assets, and an impairment charge in continuing operations of $5,530 was recorded on vessels under construction. For two of the four vessels that qualified as assets held for sale as of December 31, 2011, the vessels were adjusted to their fair value as of December 31, 2011, and a total impairment charge of $30,426 was recorded within Loss from discontinued operations for the vessels that are held for sale or were disposed of in the year ended December 31, 2011 (see Note 11). Two of the four vessels that were sold during the year ended December 31, 2011 were adjusted to their fair value prior to their disposal. For the year ended December 31, 2010, the Company recorded an impairment charge on vessels in the amount of $15,662, all of which was recorded within continuing operations. The Company's impairment analysis as of December 31, 2009 did not result in an impairment loss. The impairment analysis as of September 30, 2009 resulted in an impairment loss of $40,859 from continuing operations and $50,742 from discontinued operations for the period from January 1, 2009 to October 13, 2009.

Goodwill:

The Company evaluates goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a discounted cash flow analysis.

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its air value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit's goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then a goodwill impairment is recognized by writing the goodwill down to the implied fair value (see Note 6).

Backlog asset/Deferred charter revenue:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the time or bareboat charters assumed based on the market value at the time a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of a charter with similar characteristics, the difference is recorded as a backlog asset. When the net present value of the time or bareboat charter assumed is lower than the current fair value of a charter with similar characteristics, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as an increase in, or a reduction of, “Depreciation and Amortization Expense” over the remaining period of the time or bareboat charters acquired. For the impairment recognized on these assets, refer to “Vessels and Other Fixed Assets, net” in this Note.

 Provisions:

 The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the guidance issued by the Financial Accounting Standards Board ("FASB"), in accounting for contingencies, if the Company has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Company will provide the lower amount of the range. See Note 22 "Commitments and Contingent Liabilities" for further discussion.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs ("back calls"). Obligations for back calls are accrued annually based on information provided by the clubs and when the obligations are probable and estimable.

Leases:

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel, similar to that used for other vessels of the Company. The current portion of capitalized lease obligations are reflected in the balance sheet in "Capital lease obligations, current" and remaining long-term capitalized lease obligations are presented as “Capital lease obligations, non-current". (Refer to Note 17 for current classification as of December 31, 2011). Payments made for operating leases are expensed on a straight-line basis over the term of the lease. Office and warehouse rental expense is recorded in “General and administrative expenses” in the consolidated statements of operations.

Financing Costs:

Fees incurred for obtaining new debt are deferred and amortized over the life of the related debt, using the effective interest rate method.

Fees incurred in a refinancing of existing debt continue to be amortized over the remaining term (or expected remaining term) of the new debt where there is a modification of the debt. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old debt are written off and included in the debt extinguishment gain or loss.

Interest Expense:

Interest costs are generally expensed as incurred and include interest on loans, financing costs, amortization and write-offs and a deemed interest from BCF. Interest costs incurred while a vessel is being constructed are capitalized.

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

Profit sharing represents the Company's portion of the excess of the actual net daily charter rate earned by the Company's charterers from the employment of the Company's vessels over a predetermined base charter rate, as agreed between the Company and its charterers. Such profit sharing is recognized in revenue when mutually settled.

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

Vessel Operating Expenses:

Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses".

 Insurance Claims:

Insurance claims represent the claimable expenses, net of deductibles, which are probable to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the accounting guidance for contingencies based on the Company's historical experience and the shipping industry practices. These claims are included in the consolidated balance sheet line item "Other receivables".

Pension and Retirement Benefit Obligations-Crew:

The crew on board the companies’ vessels serves in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

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

Gain/loss arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

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

Segment Reporting:

Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company's methods of internal reporting and management structure, the Company has two reportable segments: Wet Operations (consisting of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks) and Dry Operations (consisting of transportation and handling of bulk cargoes through ownership, operation and trading of vessels). See Note 20.

Loss per Share:

The Company has presented loss per share for all periods presented based on the weighted average number of its outstanding common shares at the reported periods. The effect of dilutive or potentially dilutive securities is anti-dilutive, accordingly there is no difference between basic and diluted net loss per share.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Disclosures

 In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The Company adopted the new guidance effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which were effective for the Company beginning in the first quarter of fiscal 2011. The adoption of the new standard did not have a significant impact on the Company's consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment will be adopted by the Company in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Fair Value Measurement

 In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets; and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor), instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an Update regarding the presentation of comprehensive income. According to the update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011 the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments did not have a significant impact on NewLead Holdings’ consolidated financial statements. There were no items of comprehensive income arising in any of the periods presented.

5. BUSINESS COMBINATION

On April 1, 2010, NewLead completed the 100% acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the "Purchase Agreement"), between NewLead and Grandunion. Newlead Bulkers S.A., or Newlead Bulkers, is a subsidiary of Newlead Shipping that was acquired as part of this transaction, and provides technical and commercial management services to our dry bulk vessels. In exchange for shares of the subsidiaries acquired, NewLead assumed approximately $161,000 of bank debt, accounts payable and accrued liabilities, net of cash acquired, and paid Grandunion an additional consideration of $5,310 which consisted of $100 in cash, as well as 700,214 common shares (the “Shares”) to Grandunion, reflecting the 737,037 Shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these Shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The Company valued the Shares issued at $7.44 per common share, which represented the market price less a discount for the Lock-Up Agreement. The Shares were subject to a Lock-Up Agreement, dated April 1, 2010, pursuant to which the Shares were restricted from disposition or any other transfer for the one year period which ended April 1, 2011.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The Company estimated the fair values of the assets acquired and liabilities assumed at the date of acquisition as follows:

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

The excess of the fair value of total liabilities assumed over total assets acquired and other consideration resulted in a premium (goodwill) recorded in the line “Goodwill” in the Company’s consolidated balance sheet. Goodwill has been allocated to the dry and wet segments, based on the fair values of the respective vessels, at approximately 52% and 48%, respectively (see Note 6). The goodwill balance arose primarily as a result of the synergies existing within the acquired business and also the synergies expected to be achieved as a result of combining the six vessels and Newlead Shipping and its subsidiaries with the rest of the Company.

Direct acquisition costs of approximately $1,300 were fully expensed.

The following paragraph includes pro forma consolidated financial information and reflects the results of operations for the years ended December 31, 2010 and 2009, as if the acquisition had been consummated as of January 1, 2009 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of January 1, 2009. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations. The actual results of the operations of the six vessels and the two management companies are included in the consolidated financial statements of the Company only from the date of the acquisition.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

If the business combination had taken place on January 1, 2009, the Company’s operating revenues would have been approximately $60,300 for the period January 1, 2009 to October 13, 2009 and approximately $21,500 for the period October 14, 2009 to December 31, 2009, and net loss would have been approximately $133,400 for the period January 1, 2009 to October 13, 2009 and approximately $40,000 for the period October 14, 2009 to December 31, 2009, including $58,684 and $4,409, respectively, loss from discontinued operations. Furthermore, operating revenues would have been approximately $112,400 for the year ended December 31, 2010 and net loss (including approximately $9,063 of gain from discontinued operations) would have been approximately $107,200 for the year ended December 31, 2010. The contribution of this business combination in the year ended December 31, 2010 since the acquisition date was as follows: (a) approximately $31,200 in operating revenues and (b) approximately $2,100 in net loss.

6. GOODWILL

The 2009 recapitalization, described in Note 1, was recorded as follows:

1.	The transfer of the three vessels—the Australia, the Brazil and the China—to NewLead from Grandunion was accounted for as an asset acquisition and at historical book value, since control over the vessels did not change.

2.	The acquisition of the predecessor entity was accounted for under the acquisition method of accounting and, accordingly, these assets and liabilities assumed were recorded at their fair values. The Company utilized a combination of valuation methods, such as the market approach and the income approach, in order to determine the fair values of the predecessor vessels’ time charters attached, the charter free values of the vessels and the calculation of the equity consideration. The fair value of the entity as a business was determined based on its capitalization on October 13, 2009. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed resulted in a premium (goodwill) of $86,036 and was recorded in the line “Goodwill” in the Company’s consolidated balance sheet. Goodwill has been allocated to the wet and dry reporting units based on the fair values of the respective vessels, at approximately 76% and 24%, respectively.

The basis adjustments, presented in the following table, result from the Company’s assessment of the estimated fair values for each vessel (obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments) compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the change of control date of October 13, 2009.

The following table shows the roll forward of the balance sheet of NewLead (Predecessor) as of October 13, 2009 to NewLead (Successor) on October 13, 2009 and is being presented solely to reflect the change of control and contribution from Grandunion:

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	October 13, 2009	October 13, 2009
	Predecessor	Successor
	Carrying Value A	Basis Adjustments B		Value of Assets and Liabilities Acquired C=A+B	Contributions from Grandunion (at historical basis) (5) D	Financing Activities (7) E		Post Recapitalized Carrying Values F=C+D+E
Cash and cash equivalents	$-	$-		$-	$1,139	$131,544	(8)	$132,683
Restricted cash	1,898	-		1,898	-	(1,498	)(7)	400
Trade receivables, net	3,721	-		3,721	-	-		3,721
Other receivables	584	-		584	-	-		584
Inventories	2,713	-		2,713	262	-		2,975
Prepaid expenses	1,102	-		1,102	-	-		1,102
Backlog asset	-	7,520	(2)	7,520	-	-		7,520
Total current assets	10,018	7,520		17,538	1,401	130,046		148,985
Vessels and other fixed assets, net	185,813	2,587	(1)	188,400	75,289	-		263,689
Restricted cash	-	-		-	-	10,672	(7)	10,672
Deferred charges, net	1,018	(1,018	)(3)	-	-	8,222	(8)	8,222
Goodwill		86,036		86,036				86,036
Total non-current assets	186,831	87,605		274,436	75,289	18,894		368,619
Total assets	$196,849	$95,125		$291,974	$76,690	$148,940		$517,604
Current portion of long-term debt	$(221,430)	$-		$(221,430)	$(6,240)	$193,430	(7)	$(34,240)
Accounts payable, trade	(10,146)	-		(10,146)	-	-		(10,146)
Accrued liabilities	(11,794)	-		(11,794)	(298)	-		(12,092)
Deferred income	(673)	-		(673)	(887)	-		(1,560)
Derivative financial instruments	(9,439)	-		(9,439)	(2,295)	-		(11,734)
Deferred charter revenue	(1,222)	1,222	(4)	-	-	-		-
Due to managing agent	(1,599)	-		(1,599)	-	-		(1,599)
Total current liabilities	(256,303)	1,222		(255,081)	(9,720)	193,430		(71,371)
Deferred income	-	-		-	(813)	-		(813)
Derivative financial instruments	-	-		-	-	(3,971	)(8)	(3,971)
7% Convertible senior notes, net	-	-		-	-	(44,433	)(8)	(44,433)
Long-term debt	-	-		-	(31,160)	(193,430	)(7)	(224,590)
Total non-current liabilities	-	-		-	(31,973)	(241,834)		(273,807)
Total liabilities	(256,303)	1,222		(255,081)	(41,693)	(48,404)		(345,178)
Share capital	(24)	-		(24)	(16)	-		(40)
Additional paid-in capital	(114,847)	(96,347)		(36,869)	(34,981)	(100,536)		(172,386)
Accumulated deficit	174,325 (6)	-		-	-	-		-
Total shareholders' equity	59,454	(96,347)		(36,893)	(34,997)	(100,536)		(172,426)
Total liabilities and shareholders' equity	$(196,849)	$(95,125)		$(291,974)	$(76,690)	$(148,940)		$(517,604)

(1)	Vessels and other fixed assets, net were adjusted to fair value.

(2)	Backlog asset which related to charter-out contracts were determined to have a fair value.

(3)	Deferred charges were valued at $0.

(4)	Deferred charter revenue was valued at $0.

(5)	The assets and liabilities of the three vessel owning companies brought into the Company from Grandunion were recorded at their historical cost.

(6)	Accumulated deficit was transferred to additional paid-in capital.

(7)	The Company's existing syndicate of lenders entered into the Facility Agreement, dated October 13, 2009, which resulted in the classification of the debt according to the contractual terms. As a result of the Facility Agreement, the Company complied with its covenants, described in Note 15, and on the recapitalization date, the Company's debt was reclassified between its long and short term components based on its contractual terms, while the agreement requires restricted cash of 5%.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(8)	Represents the issuance of the 7% Notes, described in Note 1, net of discounts. For more details on the 7% Notes, see the discussion in Note 16.

The reconciliation of the carrying amount of Goodwill as of December 31, 2011 and 2010 was as follows:

Goodwill

Balance at January 1, 2010	$86,036

Goodwill acquired during the year (Note 5)	14,280
Impairment loss	(18,726)
Balance at December 31, 2010	81,590

Impairment loss	(81,590)
Balance at December 31, 2011	$-

Goodwill Impairment

The Company evaluated goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit was compared to its carrying amount, including goodwill. The Company determines the fair value based on discounted cash flow analysis. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, and using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues based on a number of factors relating to the remaining life of the vessels, including: (a) the contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions) and (c) the respective vessel's age, as well as considerations such as scheduled and unscheduled off-hire days based on historical experience or, if the most likely use of the vessel would result in flows only through its disposal, the fair value of the vessel at the end of the reporting period. Expenses were forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred in generating revenue in each reporting unit, and operating strategies and specific forecasted operating expenses to be incurred are forecasted by applying an inflation rate of 2% considering the economies of scale due to the Company’s growth. The weighted average cost of capital (WACC) used was between 9% and 12%.

Prior to the impairment test as of December 31, 2011, goodwill allocated to the wet and dry reporting units amounted to $53,966 and $27,624, respectively. Prior to the impairment test as of December 31, 2010, goodwill allocated to the wet and dry reporting units amounted to $72,692 and $27,624, respectively. The Company’s annual impairment test as of December 31, 2011 resulted in an impairment charge of $53,966 related to the wet segment and of $27,624 related to the dry segment, which we rerecorded in “Impairment Losses” in the consolidated statement of operations. The Company also performed a goodwill impairment test at an interim date of June 30, 2011, which did not result in any impairment. The Company’s annual impairment test as of December 31, 2010 resulted in an impairment charge of $18,726 related to the wet segment, which was recorded in “Impairment Losses” in the consolidated statement of operations. The Company’s impairment testing as of December 31, 2009 did not result in any impairment charge.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

7. RESTRICTED CASH

Restricted cash, as of December 31, 2011 and 2010, was as follows:

	As of December 31,	As of December 31,
	2011	2010

Minimum Liquidity	$250	$250
Retention of proceeds from sale of vessels	-	1,323
Letters of guarantee for hull and vessels	-	11,033
Short term restricted cash accounts	250	12,606

Retention of proceeds from sale of vessels	-	30,669
Letters of guarantee	31	31
Long term restricted cash accounts	31	30,700

	$281	$43,306

The decrease in restricted cash is mainly attributable to the fact that in January 2011, the Company used $31,992 of the retained proceeds received from the sale of the five non-core vessels, the High Rider, the High Land, the Chinook, the Ostria and the Nordanvind, to partially repay the Facility Agreement. Moreover, during January 2011, the Company used a letter of guarantee amounting to approximately $6,000 for the acquisition of the Newlead Prosperity and a letter of guarantee amounting to approximately $5,033 for the construction of Newlead Gujarat.

8. INVENTORIES

Inventories, as of December 31, 2011 and 2010, were as follows:

	As of December 31,	As of December 31,
	2011	2010

Bunkers	$769	$1,656
Lubricants	917	1,330
	$1,686	$2,986

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

9. BACKLOG ASSET / DEFERRED CHARTER REVENUE

The movement of the backlog asset and the deferred charter revenue as of December 31, 2011 was as follows:

	Backlog Asset	Deferred Charter Revenue

PREDECESSOR
Balance at January 1, 2009	$-	$2,916
Additions	-	-
Amortization	-	(1,694)
Balance at October 13, 2009	$-	$1,222

SUCCESSOR
Additions	-	-
Change in control — basis adjustment	$7,520	$(1,222)
Amortization	(1,992)	-

Balance at December 31, 2009	5,528	-

Business combination (Note 5)	9,833	3,051
Additions	53,186	710
Amortization	(13,890)	(3,194)
Balance at December 31, 2010	54,657	567

Amortization	(8,697)	(567)
Impairment loss	(43,214)	-
Balance at December 31, 2011	$2,746	$-

December 31, 2011
Current	$2,404	$-
Non-current	$342	$-

December 31, 2010
Current	$8,492	$476
Non-current	$46,165	$91

As a result of the business combination disclosed in Note 5, the transaction related to the Kamsarmax vessels described in Note 10, and the July 2010 acquisition of five dry bulk vessels described in Note 11, the Company acquired backlog assets of $9,833, $27,677 and $25,509, respectively.

Future amortization expense of the backlog asset, related to the Newlead Markela, in aggregate will be $2,404 and $342 over the next two years, respectively.

Impairment of backlog assets

As a result of the impairment testing of the vessel asset groups, certain backlog assets related to the vessels Newlead Tomi, Navios Serenity, Newlead Gujarat and Hull 4029 were considered impaired as of December 31, 2011 and an impairment charge totaling $43,214 was recognized. See Note 3 for the details related to the impairment tests of the vessel asset groups.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

10. VESSELS UNDER CONSTRUCTION

The movement of the vessels under construction as of December 31, 2011 was as follows:

	Kamsarmax Vessels	Post- Panamax Vessel	Handysize Vessels	Total

Balance January 1, 2010	$-	$-	$-	$-
Advance payments in cash	27,500	7,400	7,900	42,800
Acquired advances for vessels under construction	19,727	-	9,588	29,315
Capitalized expenses	3,027	398	738	4,163
Transfer to vessels' cost	(44,025)	-	-	(44,025)

Balance December 31, 2010	$6,229	$7,798	$18,226	$32,253

Advance payments in cash	35,000	28,600	19,350	82,950
Progress payment payable for vessels under construction	-	-	7,400	7,400
Capitalized expenses	3,609	2,310	1,968	7,887
Impairment loss	-	-	(5,530)	(5,530)
Transfer to vessels' cost	(44,838)	(38,708)	(34,359)	(117,905)

Balance December 31, 2011	$-	$-	$7,055	$7,055

On March 30, 2010, the Company entered into a Stock Purchase Agreement for the purchase of a 92,000 deadweight ton (“dwt”) newbuild Post-Panamax vessel from a shipyard in South Korea for $37,000. The vessel, named the Newlead Endurance, was delivered in June 2011 and the total cost (including capitalized interest) of $38,708 was transferred to vessels.

On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement (“SPA”), dated February 18, 2010, with Aries Energy Corporation, a company with which NewLead has a significant shareholder in common and Bhatia International PTE Ltd., an unrelated third party. Aries Energy Corporation and Bhatia International PTE Ltd. jointly owned all of the share capital of Ayasha Trading Corp. and Bethune Properties S.A. Each of these companies had a shipbuilding contract for the construction of a Kamsarmax vessel. As part of the SPA, the Company received the two Hulls, assumed the related debt in exchange and transferred the vessel Chinook to Aries Energy Corporation and Bhatia International PTE Ltd. The Company also reimbursed the sellers for certain expenses incurred on its behalf. This transaction was accounted for as a non-monetary exchange and NewLead recognized assets of $49,905, which consisted of vessels under construction of $19,727, backlog assets of $27,677 and certain advance payments of $2,501. In exchange for these assets, the Company surrendered the Chinook with a fair value of $8,500 and assumed liabilities which consisted of the existing bank debt of $32,500 (refer to Note 15), interest rate swap liabilities of $4,385 and other liabilities of $4,520.

The Newlead Tomi and the Newlead Gujarat were delivered in December 2010 and November 2011, respectively. The total cost of $44,025 and $44,838 were transferred to the vessels Newlead Tomi and the Newlead Gujarat, respectively.

As further explained in Note 11 “Vessels and Other Fixed Assets, Net”, in July 2010, the Company acquired two newbuildings and recognized purchase option liabilities of $3,973, with respect to the charterers’ 50% purchase option on these two hulls. The fair value as of the acquisition date of these two newbuildings was $9,588. In July 2011, the Navios Serenity, one of the two Handysize newbuilding vessels of 35,000 dwt, was delivered from a Korean shipyard and the total cost transferred to vessels was $34,359.

The other newbuilding, Handysize Hull 4029, is expected to be delivered in the third quarter of 2012. As of December 31, 2011, the newbuilding was tested for impairment and an impairment charge of $5,530 was recorded. As a result, total fair value of deposits for this Hull is $7,055 and the remaining commitments for delivery of this vessel amount to approximately $19,350. However, on February 20, 2012, the Company received a default letter from the yard in respect of the delay of the payment of an installment of $7,400 after the completion of the “steel cutting” in September 2011. The Company is currently under negotiations with the yard and the DVB Bank for the disposal of the asset.

See Note 26 for a discussion of recent developments relating to these vessels and hulls.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

11.VESSELS AND OTHER FIXED ASSETS, NET

Acquisition of vessels

On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction.

In July 2010, the Company completed the acquisition of five dry bulk vessels, including two newbuildings, from Grandunion. Pursuant to the purchase agreement, the entire transaction, which was an asset acquisition, aggregated to approximately $147,000, which included assumption of bank debt, other liabilities, net and the newbuildings’ commitments. The fair values acquired consisted of vessels of $58,110, vessels under construction of $9,588, backlog assets of $25,509, a deferred charter revenue liability of $710, bank debt of $86,368, purchase option liabilities of $3,973 and net other liabilities of $2,156.

In October 2010, the Company acquired the vessel Newlead Prosperity for a total consideration of $24,500.

On October 13, 2009, Grandunion (an affiliate of the Company) transferred three dry bulk carriers to the Company with a net historical basis of $75,289.

Transfer from vessels under construction

In June 2011, the Newlead Endurance was delivered from a South Korean shipyard for a contracted price of $37,000. A total cost of $38,708 was transferred from vessels under construction.

In July 2011, the Navios Serenity was delivered from a Korean shipyard for a contracted price of $34,000. A total cost of $34,359 was transferred from vessels under construction.

In November 2011, the Newlead Gujarat was delivered from a Korean shipyard for a contracted price of $34,000. A total cost of $44,838 was transferred from vessels under construction.

Sale of vessels

On December 20, 2011,the Company entered into a memorandum of agreement with an unrelated party for the sale of four LR1 product tanker vessels. The sale of two vessels, the Newlead Fortune and the Newlead Avra, was completed on December 22, 2011 for a net aggregate selling price of $63,758. The carrying value of the vessels was $55,171 and the gain on the sale of these two vessels amounted to $8,640 and is included in Loss from discontinued operations in the accompanying statements of operations and cash flows (see Note 25).See “Assets Held for Sale” below for information on the other two LR1 vessels.

On August 12, 2011, First Business Bank (“FBB”) and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity, which were sold on September 13, 2011 and September 20, 2011, respectively, for a net aggregate selling price of $33,548 (for more details see Note 15). The carrying value of the vessels was $28,005 and the gain on the sale of these two vessels amounted to $4,931 and is included in Loss from discontinued operations in the accompanying statements of operations and cash flows (see Note 25).

On April 22, 2010, the Company sold the High Rider to an unrelated third party for gross proceeds to the Company of approximately $6,700. The gain on the sale of the High Rider amounted to $49 and is included in (Loss)/gain on the sale of vessels, net.

In September 2010, the Company sold to unrelated third parties the Ostria and the Nordanvind, for a total gross consideration of approximately $16,300 resulting in an aggregate gain on the sale of the vessels of $1,045. Also, in September 2010, the Company sold the High Land for a gross consideration of approximately $4,500. The gain on the sale of the vessel amounted to $74 and is included in “(Loss)/gain on the sale of vessels, net”.

On June 10, 2009, the Company sold the Ocean Hope to an unrelated party for net proceeds of approximately $2,300. The loss on the sale of the vessel amounted to approximately $5,600. The Company paid 4% of the purchase price as sales commissions to Braemar Seascope Limited, an unrelated company. The Company also paid a 1% commission to a brokerage firm, of which one of the Company's former directors is a shareholder.  The results of the Ocean Hope during 2009, until the date of its delivery to its new owners, have been reported as discontinued operations in the accompanying statements of operations and cash flows (see Note 25).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Assets Held for Sale (Discontinued Operations)

On December 20, 2011, the Company entered into a memorandum of agreement with an unrelated party for the sale four LR1 product tanker vessels. Two vessels were sold in 2011 as noted above and the sale of the other two vessels, the Newlead Compass and the Newlead Compassion, was completed on January 31, 2012 for a net aggregate selling price of $79,197. As of December 31, 2011, the Newlead Compass and Newlead Compassion met the criteria for “Assets Held for Sale” and were recorded at their carrying value of $64,712, since this was below fair value (less costs to sell).

On December 29, 2011, the Company entered into a memorandum of agreement with an unrelated party for the sale of the Grand Ocean, which was completed on January 11, 2012, for a net aggregate selling price of approximately $8,150. On October 21, 2011, the Company entered into an agreement with Prime Mountain Shipping Ltd, in order to return the vessel Australia in settlement of part of the vessel’s outstanding debt. The delivery was completed on January 31, 2012. As of December 31, 2011, the Grand Ocean and the Australia met the criteria for “Assets Held for Sale” and were recorded at fair value (less costs to sell) of $21,370. For the year ended December 31, 2011, an impairment charge of $17,944 was recorded and is included in Loss from discontinued operations in the accompanying statements of operations and cash flows (see Note 25).

As of December 31, 2011 and 2010, assets held for sale, net totaled $86,082 and $0, respectively.

Impairment of vessels

For the year ended December 31, 2011, the Company recorded an aggregate of $73,349 of impairment charges in continuing operations on eleven of the thirteen vessels that were held and used as of December 31, 2011. For two of the four vessels that qualified as assets held for sale as of December 31, 2011, these vessels were adjusted to their fair value as of December 31, 2011 (see above). A total impairment charge of $30,426 was recorded within Loss from discontinued operations. For the year ended December 31, 2010, the Company recorded an impairment charge on vessels in the amount of $15,662, which were all recorded within continuing operations. The Company's impairment analysis as of December 31, 2009 did not result in an impairment loss. The impairment analysis as of September 30, 2009 resulted in an impairment loss of $40,859 from continuing operations and $50,742 from discontinued operations for the period from January 1, 2009 to October 13, 2009. Refer to Note 3 for the details related to the vessel impairment tests.

See Note 26 for a discussion of recent developments relating to certain of these vessels.

The table below presents the movement of “Vessels and Other Fixed Assets, Net” as of December 31, 2011:

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Cost	Vessels	Leased Vessels	Dry docking	Special survey	Other fixed assets	Total

PREDECESSOR
Balance at January 1, 2009	$410,169	$-	$12,011	$8,053	$210	$430,443
Additions	-	-	4,761	1,358	63	6,182
Disposals — Discontinued operations	(17,224)	-	(484)	(421)	-	(18,129)
Balance at October 13, 2009	$392,945	$-	$16,288	$8,990	$273	$418,496

SUCCESSOR
Additions	$-	$-	$1,333	$-	$-	$1,333
Additions — Contribution from Grandunion	98,985	-	5,767	-	-	104,752
Change in control — basis adjustment	(82,870)	-	(16,288)	(8,990)	(273)	(108,421)
Transfer to assets held for sale	(8,400)	-	-	-	-	(8,400)

Balance at December 31, 2009	400,660	-	7,100	-	-	407,760

Business combination	143,050	-	-	-	758	143,808
Additions	82,711	-	3,548	-	76	86,335
Transfer from Vessels Under Construction	44,025	-	-	-	-	44,025
Disposals	(34,338)	-	(1,332)	-	-	(35,670)
Transfers from Vessels to Leased Vessels	(87,291)	87,000	-	-	-	(291)
Balance at December 31, 2010	548,817	87,000	9,316	-	834	645,967

Additions	863	-	6,650	-	190	7,703
Transfer from Vessels Under Construction	79,197	38,708	-	-	-	117,905
Transfer to assets held for sale	(92,600)	(24,000)	(4,038)	-	-	(120,638)
Disposals — Discontinued operations	(102,794)	-	(2,959)	-	-	(105,753)
Loss on sale and leaseback	-	(208)	-	-	-	(208)
Balance at December 31, 2011	$433,483	$101,500	$8,969	$-	$1,024	$544,976

Accumulated Depreciation and Amortization
PREDECESSOR
Balance at January 1, 2009	$(119,547)	$-	$(9,413)	$(4,921)	$(99)	$(133,980)
Depreciation and Amortization for the period	(14,073)	-	(2,050)	(1,071)	(174)	(17,368)
Impairment loss	(91,601)	-	-	-	-	(91,601)
Disposals	9,361	-	484	421	-	10,266

Balance at October 13, 2009	$(215,860)	$-	$(10,979)	$(5,571)	$(273)	$(232,683)
SUCCESSOR
Additions — Contribution from Grandunion	$(27,894)	$-	$(1,569)	$-	$-	$(29,463)
Change in control — basis adjustment	94,184	-	10,979	5,571	273	111,007
Depreciation and Amortization for the period	(3,187)	-	(469)	-	-	(3,656)
Transfer to assets held for sale	150	-	-	-	-	150

Balance at December 31, 2009	(152,607)	-	(2,038)	-	-	(154,645)

Depreciation and Amortization for the year	(26,139)	(841)	(2,781)	-	(408)	(30,169)
Impairment loss (note 3)	(15,662)	-	-	-	-	(15,662)
Accumulated Depreciation of Leasedback Vessels	8,104	-	-	-	-	8,104
Disposals — Discontinued operations	1,664	-	157	-	-	1,821
Balance at December 31, 2010	(184,640)	(841)	(4,662)	-	(408)	(190,551)

Depreciation and Amortization for the year	(26,497)	(8,068)	(3,384)	-	(312)	(38,261)
Impairment loss (Note 3)	(68,185)	(30,497)	(5,093)	-	-	(103,775)
Transfer to assets held for sale	20,672	10,932	2,952	-	-	34,556
Disposals	20,148	-	2,426	-	-	22,574
Balance at December 31, 2011	$(238,502)	$(28,474)	$(7,761)	$-	$(720)	$(275,457)

PREDECESSOR
Net book value — January 1, 2009	$290,622	$-	$2,598	$3,132	$111	$296,463

Net book value — October 13, 2009	$177,085	$-	$5,309	$3,419	$-	$185,813

SUCCESSOR
Net book value — December 31, 2009	$248,053	$-	$5,062	$-	$-	$253,115

Net book value —December 31, 2010	$364,177	$86,159	$4,654	$-	$426	$455,416

Net book value —December 31, 2011	$194,981	$73,026	$1,208	$-	$304	$269,519

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

12. DEFERRED CHARGES, NET

The movement of the deferred charges, net, as of December 31, 2011 is as follows:

	Financing Costs	Other Costs	Total

PREDECESSOR
Net Book Value at January 1, 2009	$1,573	$-	$1,573
Amortization	(555)	-	(555)
Net Book Value at October 13, 2009	$1,018	$-	$1,018

SUCCESSOR
Change in control — basis adjustment	$(1,018)	$-	$(1,018)
Additions (Note 6)	8,222	-	8,222
Amortization	(1,391)	-	(1,391)

Net Book Value at December 31, 2009	6,831	-	6,831

Additions	9,778	255	10,033
Amortization	(2,368)	-	(2,368)
Write-offs	(1,360)	-	(1,360)
Transfer to Vessels Under Construction	(96)	-	(96)
Net Book Value at December 31, 2010	12,785	255	13,040

Additions	622	80	702
Amortization	(2,948)	-	(2,948)
Write-offs	(4,647)	(335)	(4,982)
Transfer to Vessels Under Construction	(70)	-	(70)
Net Book Value at December 31, 2011	$5,742	$-	$5,742

Current	$5,742	$-	$5,742

Total fees of $479 for the year ended December 31, 2011 related to the financing costs of the Newlead Endurance.

Total fees for the loans the Company entered during the year ended December 31, 2010 related to the business combination. Such fees amounted to $4,169 and have been recorded as deferred charges and amortized over the life of their related facility. Of such fees, $3,213 was paid in cash and an amount of $956 represents the fair value of 112,500 warrants with a strike price of $3.00 and a contractual term of 10 years.

Total fees paid for the new or modified loans related to the acquisition of five dry bulk vessels completed in July 2010, amounted to $2,180 and they have been recorded as deferred charges and amortized over the life of the related facility. Of such fees, $2,148 was paid in cash.

Total fees of $8,222 for the year ended December 31, 2009 related to the issuance of the 7% Notes, net of discounts (refer to Notes 6 and 16).

As of December 31, 2011, the Company was in active negotiations with its lenders. For the indebtedness in relation to which the Company expects that the lender will call the debt and neither waiver nor restructuring of the debt will be available, the Company concluded that certain deferred finance fees and other costs should be written off and as such accelerated the amortization. As a result, the Company recorded a charge of $4,647, of which $3,491 is included within “Interest & Finance Expense” from continuing operations and the remaining amount of $1,156 is included in Loss from discontinued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The remaining unamortized amount of loan related financing costs of $5,742 may be required to be written-off in the event that a waiver or restructuring of terms cannot be negotiated and the related loans are either redeemed or otherwise extinguished.

Other costs relate to deferred costs incurred related to attempted equity offerings. These costs of $335 were fully written-off as of December 31, 2011.

13. ACCOUNTS PAYABLE, TRADE

Accounts payable, trade, as of December 31, 2011 and 2010 were as follows:

	As of December 31,	As of December 31,
	2011	2010

Suppliers	$7,891	$11,666
Vessel purchase obligation	-	11,079
Shipyards	10,523	940
Insurers	2,885	1,520
Agents	1,342	803
Other creditors	16,286	9,868
	$38,927	$35,876

14. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2011 and 2010 were as follows:

	As of December 31,	As of December 31,
	2011	2010

Accrued interest	$16,411	$7,977
Accrued claims	5,889	1,521
Other accrued expenses	10,189	7,872
	$32,489	$17,370

In accrued interest as of December 31, 2011, an amount of $10,806 represents interest due and payable as of such date.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

15. LONG-TERM DEBT

 Below is a summary of the long-term portion and current portion of long-term debt as at December 31, 2011 and 2010:

	December 31, 2011			December 31, 2010
Description	Long-term	Current portion	Total	Long-term	Current portion of long-term	Total

Syndicate Facility Agreement	$-	$80,159	$80,159	$177,062	$7,639	$184,701
Marfin Credit Facilities	-	39,261	39,261	48,970	-	48,970
West LB Bank Credit Facility	-	25,250	25,250	24,875	1,500	26,375
Piraeus Bank Credit Facilities	-	76,350	76,350	71,700	7,950	79,650
Kamsarmax syndicate facilities agreements	-	76,836	76,836	49,203	3,297	52,500
FBB Credit Facility	-	-	-	20,150	3,200	23,350
EFG Eurobank Credit Facility	-	11,035	11,035	11,035	2,100	13,135
Handysize Syndicate Facility Agreement	-	30,831	30,831	18,047	1,087	19,134
Ending Balance	$-	$339,722	$339,722	$421,042	$26,773	$447,815

As of December 31, 2011, the Company has defaulted on payments of principal and interest on certain facilities and was not in compliance with certain of its covenants for the debt agreements outlined below. Since the Company’s lenders have the right, absent receipt of waivers, to demand the repayment of its debt at any given time, the Company reclassified its long term debt as of December 31, 2011 as current liabilities in its consolidated balance sheet.

See Note 26 for recent developments relating to the loans described below.

(a)    Syndicate Facility Agreement

Prior to the recapitalization on October 13, 2009, the Company was in default of its $360,000 fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent which had an outstanding balance of $221,400. As part of the recapitalization, the Company's existing syndicate of lenders entered into a new $221,400 facility agreement, referred to herein as the "Facility Agreement", by and among the Company and the banks identified therein in order to refinance the Company's existing revolving credit facility.

There have been significant subsequent events related to the outstanding debt. Refer to Note 26, for developments that have occurred subsequent to December 31, 2011.

The Facility Agreement was originally payable in 19 quarterly installments of approximately $2,000 each, and a sum of $163,430 (comprised of a repayment installment of $2,000 and a balloon repayment of $161,430) due in October 2014. In January 2010, the Company paid to the bank an aggregate amount of $9,000 from the proceeds of the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. In January 2011, the Company paid an aggregate amount of $31,992 after receiving the proceeds from the sale of the five non-core vessels, the High Rider, the High Land, the Chinook, the Ostria and the Nordanvind. After giving effect to the application of these sale proceeds, the quarterly installments have been reduced to approximately $1,593 each, and a sum of $128,814 (comprised of a repayment installment of $1,593 and a balloon repayment of $127,221) will be due in October 2014.

On April 26, 2010, the Company entered into a Supplemental Deed (the “Deed”) relating to this term Facility Agreement. The Deed is supplemental to the Loan Agreement dated October 13, 2009, as supplemented and amended from time to time, and was entered into among the Company and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount that must be maintained under the original Deed may be applied to prepay sums outstanding under the original loan without triggering an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and will be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount. The Company's obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, on all vessels in the Company's fleet and any other vessels the Company subsequently acquires to be financed under this Facility Agreement. In addition, the lenders will have a first priority security interest on all earnings and insurance proceeds from the Company's vessels, all existing and future charters relating to the Company's vessels, the Company's ship management agreements and all equity interests in the Company's subsidiaries. The Company's obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of the Company's vessels, excluding the three vessels transferred to the Company as part of the recapitalization.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Under the terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.75% if the Company's total shareholders' equity divided by the Company's total assets, adjusting the book value of the Company's fleet to its market value, is equal to or greater than 50%;

•	2.75% if the Company's total shareholders' equity divided by the Company's total assets, adjusting the book value of the Company's fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if the Company's total shareholders' equity divided by the Company's total assets, adjusting the book value of the Company's fleet to its market value, is less than 27.5%.

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

The following are the financial covenants to which the Company must adhere as of the end of each fiscal quarter, under the new Facility Agreement:

•	the Company's shareholders' equity as a percentage of the Company's total assets, adjusting the book value of the Company's fleet to its market value, must be no less than:

(a)	25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b)	30% from the financial quarter ending September 30, 2013 onwards.

•	the Company must maintain, on a consolidated basis on each financial quarter, working capital (as defined in the loan facility) of not less than zero dollars ($0) (as of December 31, 2011, the Company was in breach of this covenant);

•	the Company must meet a minimum liquidity requirement equal to at least 5% of the outstanding loan (as of December 31, 2011, the Company was in breach of this covenant);and

•	the Company’s ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;

(a)	2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b)	2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

The Company is also subject to a covenant that requires the maintenance of a security value of (a) at least 100% of the loan during the period that is between the 30 month and the 36 month anniversary of the effective date of the Facility Agreement and (b) at least 120% of the loan after the 36 month anniversary of the effective date of the Facility Agreement.

Following the agreement for the sale of the four LR1 vessels related to this facility (see Note 11), Bank of Scotland has agreed with NewLead to accept the gross sale proceeds in full satisfaction of all liabilities owed to the syndicate under the governing loan agreement. Following this agreement, $64,532, which constitute the proceeds of the Newlead Avra and the Newlead Fortune (sold in 2011), have been applied against the loan. As of December 31, 2011, the outstanding balance was $80,159 (which was reduced as proceeds from the sale of the two LR1 Newlead Compass and Newlead Compassion on January 31, 2012 were used to repay the debt) and the effective interest rate was 0.29% (see Note 26).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(b)    Marfin Credit Facilities

On December 10, 2010, the Company entered into a Loan Agreement with Marfin Egnatia Bank for a new reducing revolving credit facility of up to $62,000, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance the working and investment capital needs. The facility limit is being reduced by 10 quarterly installments of $100 during the course of the term. On October 31, 2011, the Company applied $9,709 towards partial repayment of the facility. Moreover, the provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the Newlead Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 6.15%. The floating portion of the approximately $39,261 drawn to date is approximately $15,901 and bears an interest rate of approximately 4.0% (assuming current LIBOR of 0.506%, plus a 3.5% margin), while the fixed portion drawn is $23,360 and bears an interest rate of 7.6% (assuming a current fixed swap rate of 4.1% plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders' equity as a percentage of its total assets, adjusting the book value of its fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0) (as of December 31, 2011, the Company was in breach of this covenant); (iii) the maintenance of minimum liquidity equal to at least five percent of the outstanding loan (as of December 31, 2011, the Company was in breach of this covenant); and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards. The Company is also subject to a covenant that requires the maintenance of a security value of at least 130% of the facility and the maximum swap exposure as specified in the agreement. As of December 31, 2011, the outstanding balance on such loan facility was $39,261. As of December 31, 2011, the Company has defaulted on interest payments under the Loan agreement.

(c)    West LB Bank Credit Facility

On April 1, 2010, the Company assumed a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27,500 in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $375, followed by 15 quarterly installments of $475 and a balloon payment of $12,875 due on the last payment date. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.506%, plus a 3.25% margin).The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%.

The vessel's excess cash must be applied towards the prepayment of the balloon installment until such time as the balloon installment has been reduced to $6,000, in accordance with the following, all as described in the loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. As of December 31, 2011, the Company was not in compliance with this ratio. The loan facility includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter; (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2011, the Company was in breach of this covenant); (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2011, the Company was in breach of this covenant) and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter. As of December 31, 2011, the Company has defaulted on a principal payment. As of December 31, 2011, the outstanding balance was $25,250.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(d)    Piraeus Bank Credit Facilities

On April 1, 2010, the Company assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, as supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76,000 in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1,500, followed by four quarterly installments of $1,250, followed by 19 quarterly installments of $1,125 and a balloon payment of $37,225 due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.506%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) the minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60,000, although the Company was not subject to such covenant through the period ended December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although the Company was not subject to such covenant through the period ended December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor (as of December 31, 2011, the Company was in breach of this covenant); (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although the Company was not subject to such covenant through the period ended February 28, 2012; and v) Borrower’s (each) total amounts payable (except loans) should not exceed a) $400 on each calendar quarter, b) $800 any other time (as of December 31, 2011, the Company was in breach of this covenant). As of December 31, 2011, the outstanding balance was $58,600. As of December 31, 2011, the Company has defaulted on a number of principal and interest payments.

On April 1, 2010, the Company also assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21,000 relating to the Grand Ocean. The loan facility is payable in one quarterly installment of $850, followed by six quarterly installments of $800, followed by seven quarterly installments of $750, and a balloon payment of $10,100 due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, ofapproximately4.0% (assuming current LIBOR of 0.506%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) the minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60,000, although the Company was not subject to this covenant through the period ended December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although the Company was not subject to this covenant through the period ended December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor(as of December 31, 2011, the Company was in breach of this covenant); (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although the Company was not subject to this covenant through the period ending February 28, 2012; and (v) Borrower’s (each) total amounts payable (except loans) should not exceed a) $600 in each calendar quarter, b) $1,000 any other time (as of December 31, 2011, the Company was in breach of this covenant).As of December 31, 2011, the Company has defaulted on a number of principal and interest payments. As of December 31, 2011, the outstanding balance was $17,750. On December 29, 2011, the Company signed a memorandum of agreement with an unrelated party for the sale of the Grand Ocean. The sale was completed on January 11, 2012 for proceeds of approximately $8,150. (See Note 26).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(e)    Kamsarmax Syndicate Facility Agreements

On April 15, 2010, the Company assumed two facility agreements in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”). The senior facility agreement which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, was for $66,667 and was payable in 20 quarterly installments of $1,514 and a final payment of $36,387 due no later than October 26, 2017. Borrowings under this facility agreement bore an effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Newlead Tomi) and the final delivery date (with respect to the newbuilding vessel referred to as Newlead Gujarat), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin was to be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to130%, the applicable margin was 3.4%, 3.2% and 2.75%, respectively. This senior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and had a maturity date of October 15, 2015. The notional amount was $63,636 while the fixed rate of 4.0% was linked to the three-month U.S. dollar LIBOR reference rate. As of December 31, 2011, the Company has defaulted on a number of payments concerning the interest rate swap agreement.

The junior facility agreement which was entered into with Bank of Scotland and BTMU Capital Corporation was for $13,333 and was payable in 20 quarterly installments of $133 and a final payment of $10,670 due no later than April 15, 2015. Borrowings under this facility agreement bore an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Newlead Tomi) and the final delivery date (with respect to the newbuilding vessel referred to as Newlead Gujarat), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin was to be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin was 5.2%, 4.9% and 4.5%, respectively. As of December 31, 2011, we have defaulted on a number of principal and interest payments. This junior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and had a maturity date of October 15, 2015. The notional amount was $13,066 while the fixed rate of 4.0% was linked to the three-month U.S. dollar LIBOR reference rate. As of December 31, 2011, the Company has defaulted on a number of payments concerning the interest rate in the swap agreement.

Both facility agreements include financial covenants, all as described in the loan facilities including: (i) the security coverage must be at least 115% up to and including the second anniversary of final delivery date, 120% up to the third anniversary date, 125% up to the fourth anniversary date and 130% thereafter (as of December 31, 2011, the Company was in breach of this covenant); (ii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor (as of December 31, 2011, the Company was in breach of this covenant); (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than: (a) 1.10 to 1.00 from the period from July 1, 2012 until June 30, 2013; and (b) 1.20 to 1.00 from July 1, 2013 going forward; (iv) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2011, the Company was in breach of this covenant); and (v) the equity ratio must not be less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of December 31, 2011, the Company was not in compliance with the minimum liquidity requirement under these loan agreements. As of December 31, 2011, the outstanding balance of both loans was $76,836.

(f) First Business Bank (FBB) Credit Facility

On July 2, 2010, the Company assumed a Loan Agreement with FBB, dated July 2, 2010,as supplemented by a First Supplemental Agreement, dated October15, 2010, and further supplemented by a Second Supplemental Agreement dated May 9, 2011 (as amended, the "FBB Spartounta Loan Agreement"), for a loan facility of up to $24,150, in relation to the Newlead Spartounta. The loan was payable in 19 quarterly installments of $800 followed by a $8,950 payment due in July 2015. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately4.5% (assuming current LIBOR of 0.506%, plus a 4.0% margin). This loan facility included, among other things, a value to loan ratio that must at all times be at least 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel's excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility also included, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least 25% for the financial year ending December 31, 2012, although the Company is not subject to such covenant through the period ending December 31, 2012, and which increases to 30% annually thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding, although the Company is not subject to such covenant through December 31, 2012; (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) the minimum interest coverage ratio (as defined in the loan facility) on a trailing four financial quarter basis must be at least 2:1 as at December 31, 2012, although the Company is not subject to such covenant through December 31, 2012, and must be at least 2.5:1 as at December 31, 2013 and annually thereafter.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

On May 9, 2011, the Company entered into a Loan Agreement with FBB for a loan facility of up to $12,000, in relation to the Newlead Prosperity (as amended, the "FBB Prosperity Loan Agreement"), of which $11,921 has been drawn. The loan was payable in one balloon payment due in May 2013, unless the Company proceeds with a successful raising of equity of at least $40,000 upon the completion of which the loan must be prepaid in full. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 7.5% (assuming current LIBOR of 0.506%, plus a 7.0% margin). This loan facility, included, among other things, a value to loan ratio that must be at least 120% from January 1, 2013 until maturity date and financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 30% only for the financial year ending December 31, 2013; (ii) a requirement to maintain minimum liquidity equal to at least5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding, although the Company is not subject to such covenant through the period ending December 31, 2012; (iii) a requirement to maintain working capital (as defined in the loan facility) of not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio (as defined in the loan facility), on a financial year basis of 2.5:1,only for the financial year ending December 31, 2013.

On August 9, 2011, the Company received a notice of an event of default from FBB relating to the FBB Spartounta Loan Agreement and certain ancillary agreements relating to the FBB Spartounta Loan Agreement. As of August 9, 2011, $21,683 of principal was outstanding under the FBB Spartounta Loan Agreement. The notice alleged events of default under the FBB Spartounta Loan Agreement due to, among other things, the failure by the Company to pay the unpaid portion of an installment of approximately $733 due on July 5, 2011, plus default interest on such amounts. The notice further stated that, as a result of such events of default, the FBB Spartounta Loan Agreement was terminated and that all amounts due under the FBB Spartounta Loan Agreement, in the aggregate amount of $21,724, were immediately due and payable. On August 9, 2011, and as a result of the breach above, FBB arrested the other vessel, the Newlead Prosperity.

On August 12, 2011, the Company received a notice of an event of default from FBB relating to the FBB Prosperity Loan Agreement and certain ancillary agreements to the FBB Prosperity Loan Agreement. As of August 12, 2011, $11,921 of principal was outstanding under the FBB Prosperity Loan Agreement. The notice alleged events of default under the FBB Prosperity Loan Agreement due to, among other things, the arrest of the Newlead Prosperity, which occurred on August 9, 2011. The notice further provided that, as a result of such events of default, the FBB Prosperity Loan Agreement was terminated and that all amounts due under the FBB Prosperity Loan Agreement, including interest and default interest, in the aggregate amount of $11,921, were immediately due and payable.

On August 12, 2011, in connection with the notices of events of default under the FBB Spartounta Loan Agreement and the FBB Prosperity Loan Agreement, the Company entered into a sale agreement for two vessels, the Newlead Prosperity and the Newlead Spartounta, with FBB. The sale of the Newlead Prosperity and the Newlead Spartounta was completed on September 13, 2011 and September 20, 2011, respectively, and both loan facilities were terminated.

On April 27, 2012, the Company was fully discharged and released of any and all of its obligations towards the FBB under the FBB Prosperity Loan Agreement and the FBB Spartounta Loan Agreement.

(g) EFG Eurobank Credit Facility

On July 9, 2010, the Company assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32,000 in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to the Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1,130 to the initial outstanding amount of $14,790. The loan is payable in 15 quarterly installments of $525 followed by a $5,785 payment due in April 2014. Borrowings under this loan facility bore an effective interest rate, including the margin, of approximately 4.3% (assuming current LIBOR of 0.506%, plus a 3.75% margin). This loan facility included, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 to June 30, 2011. As of December 31, 2011, the Company was in breach of the minimum security clause. The loan facility included, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be at least 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2011 the Company was in breach of this covenant); and (iii) the minimum interest coverage ratio (as defined in the loan facility) must be equal to at least 2:1 for the period from January 1, 2013 until December 30, 2013, and must be at least 2.5:1 thereafter. As of December 31, 2011, the Company has defaulted on principal and interest payments. As of December 31, 2011, the outstanding balance of the loan was $11,035.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(h) Handysize Syndicate Facility Agreement

On July 9, 2010, the Company assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a First Supplemental Agreement, dated July 14, 2010, a Second Supplemental Agreement, dated November 9, 2010, and a Third Supplemental Agreement, dated December 15, 2010, for a loan facility of up to $48,000 in relation to two newbuilding vessels. The loan is payable for the Navios Serenity in 12 quarterly installments of $362.5, followed by 12 quarterly installments of $387.5, followed by 15 quarterly installments of $400, with the last installment payable together with the $9,000 balloon payment due in December 2020. The loan is payable for the Hull 4029 in 12 quarterly installments of $362.5, followed by 12 quarterly installments of $387.5, followed by 10 quarterly installments of $400, with the last installment payable together with the $11,000 of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.5% (assuming current LIBOR of 0.506%, plus a 3.0% margin). As of the date of assumption, the outstanding balance on such loan facility was $14,100. The loan facility includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2011, the Company was in breach of this covenant); (iii) the ratio of EBITDA to interest payable (as both are defined in the loan facility), on a trailing four financial quarter basis, must be equal to at least2:1 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013, and must be equal to at least 2.5:1 thereafter;(iv) at least $5,000 of free cash must be maintained at all times; and (v) working capital (as defined in the loan facility) must be no less than zero dollars ($0)at each quarter end (as of December 31, 2011, the Company was in breach of this covenant). The loan facility also includes, among other things, a value to loan ratio(as defined in the loan facility) that must at all times be equal to at least 110% over the first five years and 120% thereafter, a cash sweep on the earnings of the vessels, representing 100% of the excess cash flow (as defined in the loan facility) for the period commencing on the delivery date of each vessel until the relevant balloon amount is reduced to $3,000 and 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $500 (applicable after each vessel’s respective deliveries). On June 30, 2011, the Company received notification from DVB Bank, as agent of the loan agreement, that it is in breach of certain covenants in the loan agreement with DVB Bank and others, with regard to a dispute under the shipbuilding contract to which the loan relates. In July 2011, the Company reached a resolution to the dispute under the shipbuilding contract and obtained delivery of the newbuilding vessel from the shipyard. As of December 31, 2011, the outstanding balance of the loan was $30,831. As of December 31, 2011, we have defaulted on a number of principal and interest payments.

The Company is in default on its debt including principal and interest payments due in the amounts of $9,119 and $10,806, respectively, as of December 31, 2011.

Amounts drawn under the facility agreements and credit facilities are secured by first priority mortgages on the Company’s vessels, guaranteed by each vessel-owning subsidiary and guaranteed by NewLead Holdings.

 The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	Successor			Predecessor
			October 14,	January 1,
	Year Ended	Year Ended	2009 to	2009 to
	December 31,	December 31,	December 31,	October 13,
	2011	2010	2009	2009
		(Restated)	(Restated)
Interest expense	$28,192	$18,650	$4,264	$5,507
Amortization of deferred charges	6,420	3,728	1,391	555
Amortization of the beneficial conversion feature, restated (Note 16)	8,161	5,942	14,853	-
Other expenses	1,488	403	189	562

	$44,261	$28,723	$20,697	$6,624

 The effective interest rate at December 31, 2011 was approximately 4.88% per annum (December 31, 2010: 6.08%, December 31, 2009: 5.81%). Capitalized interest for the year ended December 31, 2011 amounted to $2,549 ($902 for the year ended December 31, 2010 and $0 for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively).

16. SENIOR CONVERTIBLE 7% NOTES

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes ("7% Notes") due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share ("Any time" conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants for advisory services (for more details see Note 21). The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, the Company's Vice Chairman, President and Chief Executive Officer and a member of its board of directors. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. $20,000 of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes.

As of December 31, 2011, the Company was in default of an interest payment that was initially due on October 1, 2011.

In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 2.22 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at December 31, 2011 and December 31, 2010.

The 7% Notes had two embedded conversion options — (1) An "Any time" conversion option and (2) A "Make Whole Fundamental Change" conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(1) The "Any time" conversion option meets the definition of a derivative under the FASB’s ASC 815. However, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (1) indexed to its own stock and (2) would be classified in shareholders’ equity, if freestanding. As a result, this conversion option is not bifurcated and separately accounted for and is not recorded as a derivative financial instrument liability.

(2) The "Make Whole Fundamental Change" conversion option meets the definition of a derivative under ASC 815. This embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability.

The Company's market price on the date of issuance was $15.24 and the stated conversion price is $9.00 per share. The Company recorded a BCF totaling $100,536 as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2011, $8,161 of the BCF was amortized and reflected as interest expense in the statement of operations ($5,942 for the year ended December 31, 2010, and $14,853 for the period from October 14, 2009 to December 31, 2009).

 The amount regarding the 7% Notes presented in the consolidated balance sheets is as follows:

7% Notes
(Restated)

Balance at December 31, 2009	$39,283

Amortization of the Beneficial Conversion Feature	5,942
Make whole fundamental change	5

Balance at December 31, 2010	45,230

Amortization of the Beneficial Conversion Feature	8,161
Make whole fundamental change	0

Balance at December 31, 2011	$53,391

The Company is not in compliance with its financial covenants on this indebtedness. As of December 31, 2011, the Company has defaulted on a coupon payment. As such, the full amount outstanding has been reclassified to current liabilities.

As of December 31, 2011, the unamortized BCF totals $71,609 and will continue to be amortized according to the original schedule or will be accelerated upon the settlement of the Notes.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

17. CAPITAL LEASE OBLIGATIONS

In June 2011, the Company entered into an agreement with Northern Shipping Fund LLC for the sale and immediate bareboat leaseback of the Post-Panamax dry bulk vessel, the Newlead Endurance. The net proceeds for the sale were $26,600 and the bareboat leaseback charter period is seven years. NewLead retained call options to buy the vessel back during the lease period at pre-determined decreasing prices at the end of each of the seven years starting from the first year, with the last call option price at $26,500 at the end of the lease term. Moreover, a put option exists, which if exercised, will require the Company to repurchase the vessel for approximately $26,500 at the end of the lease term. The call or put option price will be paid in cash. The net rate of the bareboat charter is $9.5 per day throughout the lease period. NewLead will continue to earn charter hire on the current time charter on the vessel. As of December 31, 2011, the outstanding balance on the lease debt was $26,312.

The Company concluded that it has retained substantially all of the benefits and risks associated with such vessel and has treated the transaction as a financing, resulting in an immediate loss of $208. The agreement includes, among other things, the following financial covenants: (i) the equity ratio (as defined in the agreement) must be at least 30% on each financial quarter day starting from January 1, 2013 and thereafter; (ii) the liquidity (as defined in the agreement) shall not be less than 5% of the total debt on each financial quarter day starting from January 1, 2013 and thereafter; (iii) the ratio of EBITDA to Net Interest Expense (as defined in the agreement) shall not be less than 2.5:1 for each 12 month period starting January 1, 2013 and thereafter; and (iv) on each financial quarter day, the working capital (as defined in the agreement) shall not be less than zero dollars ($0) (as of December 31, 2011, the Company was in breach of this covenant). On February 14, 2012, an amendment agreement was signed, eliminating the existing put option. On March 14, 2012, the vessel was delivered back to Northern Shipping Fund LLC (for more details, refer to Note 26).

In November 2010, the Company entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86,800 and the bareboat leaseback charter period is eight years. NewLead retains call options to buy the vessels back during the lease period at pre-determined decreasing prices and is obligated to repurchase the vessels for approximately $40,000 at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares, at the Company’s option. The agreement includes, among other things, the following financial covenants: (i) the equity ratio (as defined in the agreement) shall not be less than 25% from the financial quarter day ending on September 30, 2012 until the financial quarter day ending on June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity (as defined in the agreement) shall not be less than 5% of the total debt at any time (as of December 31, 2011, the Company was in breach of this covenant); (iii) the ratio of EBITDA to Interest Expense (as defined in the agreement) shall not be less than 2:1 from the financial quarter day ending on September 30, 2012 until the financial quarter day ending on June 30, 2013, increasing to 2.5:1 thereafter; and (iv) on each financial quarter day, the working capital (as defined in the agreement) shall not be less than zero dollars ($0) (as of December 31, 2011, the Company was in breach of this covenant). As of December 31, 2011, the outstanding balance on the lease debt was $81,214. As of December 31, 2011, the Company has defaulted on a number of lease payments.

The Company concluded that it has retained substantially all of the benefits and risks associated with such vessels and has treated the transaction as a financing, resulting in an immediate loss of $2,728 (for those vessels where their fair value was below their carrying amount) and deferred gain of $10,540 (for those vessels where their fair values was above their carrying amount) which is being amortized over the life of each vessel. Such amortization for the year ended December 31, 2011 amounted to$1,316 ($141 for the year ended December 31, 2010), recorded in "Depreciation and Amortization expenses" in the consolidated statements of operations. The unamortized portion as of December 31, 2011amounted to $9,083 (December 31, 2010 amounted to $10,399).

The Company, pursuant to the sale and leaseback transaction, entered into an agreement with Lemissoler Maritime Company W.L.L.: (i) to issue 36,480 common shares issuable upon execution of the agreement; (ii) on each of the first and second anniversaries of the date of the agreement, to deliver, at the Company’s option, either cash of $182 or a number of common shares having a value of $182 based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary; and (iii) on each of the third through seventh anniversaries of the date of the agreement, to deliver, at the Company’s option, either cash of $109 or a number of common shares having a value of $109, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary. The cash or common shares that may be delivered on such anniversary dates are subject to downward adjustment upon the occurrence of certain events.

 Due to the breach of the financial covenants of the Company’s capital lease agreements and the fact that the lessors have the right, absent the receipt of waivers, to demand the termination of the capital leases at any given time, the present value of minimum lease payments of $107,527 as of December 31, 2011 is shown as current liabilities in the consolidated balance sheet. See Note 26 for a discussion of the recent developments relating to these capital lease agreements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The annual future minimum lease payments under the capital leases, as described in the capital lease agreements, for the vessels described above, together with the present value of the net minimum lease payments required to be made after December 31, 2011, are as follows:

Description	Amount

December 31, 2012	$24,865
December 31, 2013	17,087
December 31, 2014	12,223
December 31, 2015	12,223
December 31, 2016	12,232
Thereafter	87,453
Total minimum lease payments	166,083
Less: imputed interest	(58,556)
Present value of minimum lease payments	107,527
Current portion of capitalized lease obligations	107,527
Long term capitalized lease obligations	$-

18. SHARE BASED COMPENSATION

Equity Incentive Plan

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

On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 83,334 in order to better enable the Company to offer equity incentives to its officers, directors and employees, and (b) ensure that no incentive share options shall be granted under the Plan from and following May 29, 2009.

On December 22, 2009, the Company's new management further amended the Plan to increase the number of common shares reserved for issuance to 583,334 to better enable the Company to offer equity incentives to its officers, directors and other employees.

On December 20, 2011, the Board of Directors further amended the Plan to increase the number of common shares reserved for issuance from 583,334 shares to 2,083,334 shares to better enable the Company to offer equity incentives to its officers, directors, employees and consultants.

In addition, the Company may grant restricted common shares and share options to third parties and to employees outside of the Plan. On December 21, 2011, the Company granted 866,668 shares to two executive officers and 74,581 shares to two third parties (these shares were issued on February 15, 2012). For shares granted/ issued after the December 31, 2011, refer to Note 26.

Restricted Common Shares

The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company's common shares as quoted on the Nasdaq Stock Market on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.

During the years ended December 31, 2011 and 2010 (Successor), the Company recognized compensation cost related to the Company's restricted shares of $1,884 and$1,838. During the periods from October 14 to December 31, 2009 (Successor) and from January 1 to October 13, 2009 (Predecessor), the Company recognized compensation cost related to the Company's restricted shares of $3,552 and $680, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

A summary of the activity for restricted share awards during the years ended December 31, 2011 and 2010 and the periods October 14 to December 31, 2009 and January 1 to October 13, 2009 is as follows:

	Number of Shares	Weighted Average Fair Values	Weighted Average Vesting Period (Years)

Outstanding and non-vested shares, as of January 1, 2009 (Predecessor)	20,000	$39.36	1.6
Granted (1)	7,293	15.24	0.0
Vested	(27,293)	32.87	-
Outstanding and non-vested shares, as of October 13, 2009 (Predecessor)	-	-	0.0
Granted (2)	390,001	15.13	0.8
Vested (2)	(208,334)	15.24	-
Outstanding and non-vested shares, as of December 31, 2009 (Successor)	181,667	15.01	1.8
Granted (3)	12,085	11.04	1.2
Outstanding and non-vested shares, as of December 31, 2010 (Successor)	193,752	14.76	1.7
Granted (4), (5)	1,984,751	0.93	2.4
Forfeited (4)	(65,651)	3.38	-
Vested (2), (3), (4)	(181,252)	14.94	-
Outstanding and non-vested shares, as of December 31, 2011 (Successor)	1,931,600	$0.92	2.4

(1)	Vested on the date of the recapitalization.

(2)	390,001shares were granted on the date of the recapitalization, of which 208,334 shares had immediate vesting; 166,667 shares had a two-year vesting schedule (at January 1, 2011 and 2012), of which 83,334 shares, with an original vesting date January 1, 2012, were vested in July 15, 2011, upon the resignation of the former Chief Financial Officer; and 15,000 shares had a three-year vesting schedule (at January 1, 2011, 2012 and 2013), of which 5,000 shares, with an original vesting date of January 1, 2012 and January 1, 2013, were forfeited on December 31, 2011 due to the resignation of two board members.

(3)	6,668 shares were granted on January 1, 2010 and vested over a one year period (January 1, 2011). 5,417 shares were granted on April 15, 2010, of which: (a) 1,667 vested over a one year period (January 1, 2011) and (b) 3,750 with an original three-year vesting period (at January 1, 2011, 2012 and 2013) were treated as follows: (i) 1,250 vested on January 1, 2011 and (ii) the remaining 2,500 were forfeited on December 31, 2011 due to the resignation of one board member.

(4)	8,335 shares were granted to members of the board of directors on February 1, 2011 and vest over a one year period (February 1, 2012), of which 5,001 shares were forfeited on December 31, 2011 due to the resignation of three board members. 365,250 shares were granted on April 1, 2011 to employees, officers and directors and vest over a two-year period (April 1, 2013), except for 53,150 shares which were forfeited subsequent to April 1, 2011 and before December 31, 2011.

(5)	560,000 shares were granted to members of the board of directors on December 21, 2011, of which 350,000 shares vested upon issuance (February 15, 2012) and the remaining 210,000 shares vest on December 31, 2012. 1,261,166 shares were granted on December 21, 2011 to employees, officers and directors which vest as follows: (i) 314,930 shares vest over four years with 25% of the grants being vested on each of the first, second, third and fourth anniversary of the issuance date (February 15, 2013, February 15, 2014, February 15, 2015 and February 15, 2016, respectively); and (ii) 946,236 shares vest on the third anniversary of the issuance date (February 15, 2015).

Compensation cost of $1,343 related to non-vested shares will be primarily recognized up to February 15, 2016.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Share options

The summary of share option awards is summarized as follows (in thousands except per share data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Vesting Period (Years)

Outstanding, as of January 1, 2009 (Predecessor)(1)	25,000	$104.00	$6.20	3.0
Outstanding, as of October 13, 2009 (Predecessor)	25,000	104.00	6.20	3.0
Granted (2)	250,000	19.80	6.25	3.0
Outstanding, as of December 31, 2009 (Successor)	275,000	27.45	6.24	3.0
Outstanding, as of December 31, 2010 (Successor)	275,000	27.45	6.99	3.0
Forfeited	(104,167)	19.80	9.33	-
Outstanding, as of December 31, 2011 (Successor)	170,833	$32.12	$6.96	-
Exercisable at December 31, 2011	170,833	$32.12	$6.96	-

(1)	In 2008, the Company granted 25,000 share options to purchase common shares subject to a vesting period of three annual equal installments. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 5% and an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per share option amounted to $6.60 with an expected life of six years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per share option amounted to $5.40. On October 13, 2009, all these shares were vested due to the recapitalization.

(2)

In 2009, the Company granted 250,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting or forfeiture upon certain circumstances. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). Pursuant to the Board of Directors resolution dated October 14, 2010, the exercisable period of these share options extended for additional five years, i.e. until October 13, 2019. The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 0% and an expected volatility of 90%. The risk-free interest rate was 2.3% and the weighted average fair value per share option amounted to $6.25. In July 2011, upon the resignation of the former Chief Financial Officer, the remaining 104,167 shares (i.e. 250,000 shares granted less 145,833 shares exercisable as of June 30, 2011) were forfeited. As a result, no unrecognized compensation existed as of December 31, 2011.

During the year ended December 31, 2011 (Successor), the Company recognized share-based compensation cost of $194 and a reduction of compensation expense of $496 due to the forfeited shares upon the resignation of the former Chief Financial Officer. During the year ended December 31, 2010 (Successor), and the periods October 14 to December 31, 2009 (Successor) and January 1 to October 13, 2009 (Predecessor), the Company recognized share-based compensation cost of $842, $406 and $113, respectively.

The weighted average contractual life of the share options outstanding as of December 31, 2011 was 7.6 years.

As of December 31, 2011, the intrinsic value of the Company's share options was $0, since the share price of the Company's common shares was less than the exercise price.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

19. COMMON SHARES AND DIVIDENDS

Common Shares

As a result of the issuance of restricted shares during the years ended December 31, 2011, December 31, 2010, and the periods from October 14, 2009 to December 31, 2009, and from January 1, 2009 to October 13, 2009, the Company's share capital was increased by approximately 473,000 shares, 13,000 shares, 390,000 shares and 7,000 shares, respectively.

As a result of the agreement that NewLead entered into with Lemissoler Maritime Company W.L.L (refer to Note 17), the Company's share capital was increased by approximately 37,000 shares, which were issued in January 2011 as part of the consideration upon the execution of the agreement.

As a result of the business combination that occurred on April 1, 2010 (refer to Note 5 “Business Combination”), the Company's share capital was increased by approximately 700,000 shares, which reflected the consideration transferred to Grandunion to complete the business combination.

As a result of the 2009 recapitalization and the partial conversion of the 7% Notes, during the period October 14 to December 31, 2009, the Company's share capital was also increased by 1,582,000 and 2,222,000 shares, respectively.

Dividends

During the years ended December 31, 2011, 2010 and 2009, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends.

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

The Company measures segment performance based on loss from continuing operations. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company's reportable segments is as follows:

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	Wet		Dry		Total

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2011	2010	2011	2010	2011	2010
		(Restated)		(Restated)		(Restated)
Operating revenue	$9,336	$18,905	$59,580	$39,616	$68,916	$58,521

Commissions	(126)	(408)	(946)	(774)	(1,072)	(1,182)
Voyage expenses	(1,258)	(4,660)	(896)	(1,080)	(2,154)	(5,740)
Vessel operating expenses	(4,291)	(10,657)	(19,251)	(13,829)	(23,542)	(24,486)
General and administrative expenses	(2,635)	(4,902)	(14,844)	(6,172)	(17,479)	(11,074)
Management fees	-	(675)	-	(132)	-	(807)
Other income / (expense), net	14	2	83	(5)	97	(3)
Operating income / (loss) before depreciation and amortization and impairment losses	1,040	(2,395)	23,726	17,624	24,766	15,229

Depreciation and amortization expense	(4,306)	(9,144)	(27,389)	(13,041)	(31,695)	(22,185)
Impairment losses	(60,368)	(39,515)	(143,315)	-	(203,683)	(39,515)
Segment operating (loss) / income	(63,634)	(51,054)	(146,978)	4,583	(210,612)	(46,471)

Transaction costs	-	(874)	-	(466)	-	(1,340)
Restructuring costs	(247)	-	(1,337)	-	(1,584)	-
Straight line revenue	-	-	(279)	(595)	(279)	(595)
Compensation costs	(279)	(1,251)	(1,303)	(1,429)	(1,582)	(2,680)
Provision for doubtful receivables	36	(204)	68	(157)	104	(361)
Gain / (loss) on sale from vessels, net	-	1,168	(208)	(423)	(208)	745
Interest and finance expense, net	(7,275)	(10,149)	(36,986)	(18,574)	(44,261)	(28,723)
Interest income	13	309	194	238	207	547
Change in fair value of derivatives	-	1,122	-	470	-	1,592
Loss from continuing operations	$(71,386)	$(60,933)	$(186,829)	$(16,353)	$(258,215)	$(77,286)

Total assets	$108,683	$262,967	$288,069	$498,766	$396,752	$761,733
Goodwill	$-	$53,966	$-	$27,624	$-	$81,590
Long lived assets	$103,279	$171,948	$259,377	$315,721	$362,656	$487,669

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor

	October 14, to December 31,	January 1, to October 13,	October 14, to December 31,	January 1, to October 13,	October 14, to December 31,	January 1, to October 13,
	2009	2009	2009	2009	2009	2009
	(Restated)		(Restated)		(Restated)
Operating revenue	$3,261	$14,509	$4,170	$-	$7,431	$14,509

Commissions	(108)	(442)	(102)	-	(210)	(442)
Voyage expenses	(2,238)	(6,088)	-	-	(2,238)	(6,088)
Vessel operating expenses	(3,605)	(15,321)	(964)	-	(4,569)	(15,321)
General and administrative expenses	(1,614)	(4,362)	(598)	-	(2,212)	(4,362)
Management fees	(132)	(584)	(81)	-	(213)	(584)
Other income, net	-	31	-	-	-	31
Operating income / (loss) before depreciation and amortization and impairment losses	(4,436)	(12,257)	2,425	-	(2,011)	(12,257)

Depreciation and amortization expense	(644)	(6,331)	(877)	-	(1,521)	(6,331)
Impairment losses	-	(40,859)	-	-	-	(40,859)
Segment operating (loss) / income	(5,080)	(59,447)	1,548	-	(3,532)	(59,447)

Transaction costs	(6,383)	(3,442)	(2,553)	-	(8,936)	(3,442)
Straight line revenue	-	-	(158)	-	(158)	-
Compensation costs	(559)	(371)	(224)	-	(783)	(371)
Provision for doubtful receivables	-	(217)	-	-	-	(217)
Interest and finance expense, net	(15,072)	(6,624)	(5,625)	-	(20,697)	(6,624)
Interest income	177	9	59	-	236	9
Change in fair value of derivatives	1,537	3,012	1,017	-	2,554	3,012
Loss from continuing operations	$(25,380)	$(67,080)	$(5,936)	$-	$(31,316)	$(67,080)

Total assets	$388,832	$-	$96,537	$-	$485,369	$-
Goodwill	$65,768	$-	$20,268	$-	$86,036	$-
Long lived assets	$179,516	$-	$73,599	$-	$253,115	$-

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

During the year ended December 31, 2011, the Company derived 48% of its revenue from continuing operations from three charterers (each of which comprised 22%, 16% and 10% of revenues, respectively). During the year ended December 31, 2010, the Company derived 64% of its revenue from continuing operations from three charterers (each of which comprised 33%, 18% and 13% of revenues, respectively). During the period January 1 to October 13, 2009, the Company derived 67% of its revenue from continuing operations from three charterers (each of which comprised 37%, 21%, and 9% of revenues, respectively). During the period October 14 to December 31, 2009, the Company derived 79% of its revenue from continuing operations from three charterers (each of which comprised 42%, 23%, and 14% of revenues, respectively).

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

Fair Values

Derivative financial instruments are stated at their fair values. The carrying amounts of the following financial instruments approximate their fair values: cash and cash equivalents and restricted cash accounts, trade and other receivables, due to / from managing agent, trade and other payables and derivative financial instruments. The fair values of long-term loans and capital lease obligations are estimated by taking into consideration the Company’s creditworthiness and the market value of the underlying mortgage assets. The 7% Notes had a fair value of $94,289 as of December 31, 2011 ($125,488 as of December 31, 2010) determined based on quoted market prices of debt with similar characteristics available for companies with comparable creditworthiness.

	Carrying amount	Fair Value	Carrying amount	Fair Value
	December 31, 2011		December 31, 2010
			(Restated)
Assets
Cash and cash equivalents	$5,119	$5,119	$67,531	$67,531
Restricted Cash	$281	$281	$43,306	$43,306
Trade receivables, net	$12,522	$12,522	$6,025	$6,025
Other receivables	$3,398	$3,398	$2,333	$2,333
Due from managing agents	$-	$-	$587	$587
Liabilities
Loans	$339,722	$207,281	$447,815	$447,815
Senior convertible 7% notes, net	$53,391	$94,289	$45,230	$125,488
Derivative financial instruments	$8,808	$8,808	$9,961	$9,961
Capital lease obligations	$107,527	$69,812	$84,967	$84,967
Due to managing agents	$184	$184	$282	$282

Warrant Derivative Liability

The Company recorded the warrant derivative liability at fair value in the consolidated balance sheet for the year ended December 31, 2009 under "Derivative financial instruments", with changes in fair value recorded in "Change in fair value of derivatives" in the consolidated statements of income.

During the fourth quarter of 2009, the Company authorized the issuance to a third party of a six-year warrant to purchase 416,667 common shares for advisory services provided in connection with the recapitalization.

In connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, which resulted in $3,940 of debt issuance cost that was recorded as deferred issuance cost. These warrants were fair valued as of October 13, 2009 and are amortized over a period of six years. The warrants are marked to market at every reporting date.

For the period from October 14, 2009 to December 31, 2009, the total fair value change on warrants amounted to approximately $2,636 ($0 for the period ended January 1, 2009 to October 13, 2009). For the period from January 1, 2010 to September 29, 2010, the total fair value change on warrants was a gain of $1,855. On September 30, 2010, the Company and the warrant holders amended certain terms of the warrants and the amended warrants now qualify for equity classification. Upon the amendment, the amended warrants were remeasured at fair value, which included the cash paid to certain warrant holders. The amendment resulted in the warrant liability of $3,124 being reclassified to Additional Paid-in Capital in Shareholders Equity. An additional consulting expense of $600 was recognized in the statement of operations for the year ended December 31, 2010 to amend the warrants.

Interest Rate Risk

Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note15, "Long-term Debt".

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company's cash due to the spread of this risk among various different banks. The Company is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. As of December 31, 2011, those derivative instruments are in the counterparties’ favor. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

One of the charterers that chartered three of vessels during 2011 was having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing the Company to arrest vessels owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. In connection thereto and due to delayed payments by this charterer the Company withdrew two of the vessels from their employment during 2011 and the third vessel during 2012 and filed a claim for amounts already due as well as damages arising from cancelling those employment contracts. These vessels were chartered out at rates significantly above market, and since the Company was forced to reclaim and re-charter these vessels, the Company experienced a significant reduction in the cash flow from these vessels, which in turn further impaired the Company’s liquidity.

Cash deposits in excess of amounts covered by government – provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits in excess of government – provided insurance limits.

Interest Rate Swaps

Outstanding swap agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with counterparties that meet stringent qualifications.

The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company's long-term borrowings detailed in Note15. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

The details of the Company's swap agreements are as follows:

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Counterparty

						Fair Value
			Contract			As of	As of
	Value	Termination	Notional	Fixed	Floating	December 31,	December 31,
Interest rate swaps	Date	Date	Amount	Rate	Rate	2011	2010
SMBC Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	$-	$277
Bank of Ireland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	-	277
HSH Nordbank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	-	277
Nordea Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	-	277
Bank of Scotland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	-	277
Nordea Bank*	4/3/2008	4/4/2011	$23,333	4.14%	3-month LIBOR	-	233
Bank of Scotland**	4/3/2008	4/3/2011	$46,667	4.28%	3-month LIBOR	-	242
Marfin Egnatia Bank***	9/2/2009	9/2/2014	$37,400	4.08%	3-month LIBOR	1,373	1,931
Bank of Scotland	7/6/2010	10/15/2015	$63,636	4.01%	3-month LIBOR	6,042	5,027
Bank of Scotland	7/6/2010	10/15/2015	$13,333	4.01%	3-month LIBOR	1,393	1,143

						$8,808	$9,961

	Fair Value
	As of	As of
	December 31,	December 31,
	2011	2010
Short-term	$8,808	$5,319
Long-term		4,642

	$8,808	$9,961

As of December 31, 2011, the Company has defaulted on payments of interests on its swap agreements. As a result, the long term portion was reclassified as current in the consolidated balance sheet.

*	Synthetic swap including interest rate cap detailed as follows:

Counterparty	Value Date	Termination Date	Notional Amount	Cap

Nordea	4/3/08	4/4/11	$23,333	4.14%

**	Synthetic swap including interest rate floor detailed as follows:

Counterparty	Value Date	Termination Date	Notional Amount	Floor

Bank of Scotland	4/3/08	4/3/11	$23,333	4.285%

***	As part of the contribution from Grandunion on October 13, 2009, the Company assumed a $37,400 interest rate swap by Marfin Egnatia Bank.

The total fair value change of the interest rate swaps indicated above is reflected in interest expense within the consolidated statements of operations. These amounts were a gain of $1,153 and $367 for the years ended December 31, 2011 and 2010, respectively, and a gain of $3,012 and $2,554 for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively. The related asset or liability is shown under derivative financial instruments in the balance sheet.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Fair Value Hierarchy

The guidance on fair value prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The following tables present the Company's assets and liabilities that are measured at fair value on a recurring and a non recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2010
Liabilities
Interest rate swaps	$9,961	$-	$9,961	$-
Make Whole Fundamental Change	$0	$-	$0	$-
December 31, 2011
Assets
Vessels under construction	$7,055	$-	$7,055	$-
Assets held for sale	$21,370	$-	$21,370	$-
Vessels	$210,850	$-	$210,850	$-
Liabilities
Interest rate swaps	$8,808	$-	$8,808	$-

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

The Company's assessment included its evaluation of the estimated fair market values for each vessel based on market transactions for which management assumes responsibility for all assumptions and judgments used, compared to the carrying value. Where possible, the Company’s valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers’ and sellers’ ideas of similar vessels and other information they may possess. Based on this, the Company makes an assessment of what the vessel is worth at a given time, assuming that the vessels are in good working order and its hull and machinery are in a condition to be expected of vessels of their age, size and type, that the vessel's class is fully maintained and free from all conditions and the vessel is in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.

22.COMMITMENTS AND CONTINGENT LIABILITIES

(1)  Commitments

Rental Agreements

The Company has entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company's Vice Chairman, President and Chief Executive Officer (see Note 24), at a monthly rate of approximately €20,000. These rental agreements vary in duration—the longest agreement will expire in April 2022.

The committed rent payments for Terra Stabile A.E. as of December 31, 2011 were:

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

December 31, 2012	$315
December 31, 2013	320
December 31, 2014	325
December 31, 2015	330
December 31, 2016	335
Thereafter	1,740
$3,365

Commercial and Technical Ship Management Agreements

At December 31, 2009, the vessel-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider and the Ostria had technical ship management agreements with International Tanker Management Limited ("ITM") based in Dubai which were cancellable by either party with two-month notice. The agreed annual management fees were approximately $165 per vessel for both 2010 and 2009. During the year ended December 31, 2010, all ship management agreements with ITM were terminated. The vessel owning companies of the vessels signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping S.A., a company that was controlled by Grandunion and that has been NewLead's subsidiary since April 1, 2010. The agreed annual management fees were approximately $197 per vessel; however, all payments to Newlead Shipping have been eliminated since the date on which Newlead Shipping became a subsidiary of Newlead.

The Chinook had a technical ship management agreement with Ernst Jacob Ship Management GmbH ("Ernst Jacob") which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob which was terminated upon the sale of the vessel on September 7, 2010. The agreed annual management fees per vessel for 2010 and 2009 were approximately €153,000 and €150,000, respectively (equal to approximately $200).

At December 31, 2009, the Australia had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, and the China and the Brazil each had a commercial and technical ship management agreement with Newfront Shipping S.A., or Newfront. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers S.A., or Newlead Bulkers, a company which was controlled by Grandunion and currently is NewLead's subsidiary. The annual management fee under each of these agreements was approximately $19 per vessel; however, all payments to Newlead Shipping have been eliminated since the date on which Newlead Bulkers became a subsidiary of NewLead.

Magnus Carriers Corporation (“Magnus Carriers”), a company owned by two of the Company's former officers and directors, provided the ship-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider, the Ostria and the Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by the Company effective May 1, 2009.

 As of December 31, 2011 and 2010, the commercial and technical management services of all the Company’s owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers. Outstanding balances, either due or from managing agents and related parties as at December 31, 2011 and 2010, relate to amounts generated prior to the termination of the agreements described above (See Note 24).

Commitment exit

In the third quarter of 2010, the Company entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31,800, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, the Company cancelled such agreement and subsequently agreed to a final, mutual settlement in full of all the claims under the subject sale and purchase contract. In compliance with the terms and conditions of this settlement agreement, dated December 21, 2010, the Company released to the sellers the deposit of $3,177 and further incurred a termination fee of $1,950, which was paid in January 2011. The total of $5,127 was included in Impairment losses in 2010.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Newbuildings

As of December 31, 2011, the remaining commitments for one newbuilding upon its final delivery, which is expected to be in the third quarter of 2012, amounted to $19,350, all of which is payable within fiscal year 2012. On February 20, 2012, the Company received a default letter from the yard in respect of the delay of the installment of $7,400 after the completion of the “steel cutting” in September 2011. The Company is currently under negotiations with the yard and the DVB Bank for the disposal of the asset.

(2) Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. As of December 31, 2011, the Company has provided in respect of all claims an amount equal to $7,615 ($5,380 as of December 31, 2010). Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company's business:

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

c)	Damages suffered by sub-charterers of the vessel resulting from grounding in Houston in October 2007.

The	Company does not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of hydrogen sulphide in the vessel's tanks at two ports in the United States.

The	Company does not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The vessel Grand Rodosi was involved in a collision in October 2010 with the fishing vessel “Apollo S”. As of December 31, 2011, the Company estimated that the expected possible losses amount to approximately $500, which, however, are 100% covered by the P&I Club:

a)	Damage to wharf – the Company has a provided guarantee for A$3,387,500; and

b)	Pollution cleanup costs – the Company has a provided guarantee for A$500,000.

•	The charterers of the Newlead Esmeralda notified the Company in November 2010 of their intention to pursue the following claims. After discussions with the charterers in March 2011, an agreement was reached that neither party would seek any form of security in the future for the claims relating to the grounding that occurred in March 2010. The Company believes the charterer’s chances of success are remote. Below is a list of the claims:

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

a)	Damages for lost income as a result of cargo that was not able to be loaded, subsequent to vessel’s grounding in March 2010;

b)	Damages resulting from the prolonged storage costs due to the inability to place cargo on board the vessel; and

c)	Anticipated costs.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.

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

24. TRANSACTIONS INVOLVING RELATED PARTIES

Terra Stabile A.E./ Terra Norma A.E.

The Company leases office space as well as warehouse space in Piraeus, Greece from Terra Stabile A.E. (“Terra Stabile”), which is controlled by Michail Zolotas, the Company's Vice Chairman, President, Chief Executive Officer and member of the Company's Board of Directors. In November 2009, the Company and Terra Stabile entered into a 12-year lease agreement in relation to the office space and on April 28, 2010, the Company and Terra Stabile entered into a 12-year lease agreement for the warehouse space (see Note 22). In May 2011, the Company also entered into two nine-month lease agreements with Terra Norma A.E., which is controlled by Mr. Zolotas, in relation to office parking space. Total rent for the years ended December 31, 2011 and 2010 was approximately $484 and $340, respectively.

Management Services and Commissions

Magnus Carriers, a company owned by two of our former officers and directors, is a company that provided commercial management services to certain Company’s vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled to a commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by the Company on May 1, 2009. For the years ended December 31, 2011 and 2010, for the period January 1, 2009 to October 13, 2009, and for the period October 14, 2009 to December 31, 2009, these commissions and management fees were $0, $135, $413, and $0, respectively (figures include continuing and discontinued operations).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Sea Breeze

As part of attaining revenue (commissions) for the Company's vessels, the Company contracted with a related entity, Sea Breeze Ltd., of which one of the Company's former directors is a shareholder. In addition, the Company paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the years ended December 31, 2011 and 2010, for the period January 1, 2009 to October 13, 2009, and for the period October 14, 2009 to December 31, 2009, the commissions amounted to $0, $111, $74, and $53, respectively (figures include continuing and discontinued operations).

Newfront — Stamford

At December 31, 2009, the vessel Australia had technical ship management and commercial management agreements with Stamford and Newfront, and the vessels China and Brazil had technical ship management and commercial management agreements with Newfront. Stamford and Newfront are both related parties with shareholders in common. The agreed annual management fees were approximately $185 per vessel. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies signed agreements with Newlead Bulkers S.A. for the provision of commercial and technical ship management services (see below). For the years ended December 31, 2011 and 2010, for the period January 1, 2009 to October 13, 2009 and for the period October 14, 2009 to December 31, 2009, the management fees for Newfront were approximately$0, $50, $0 and $81, respectively, and for Stamford were approximately $0, $28, $0, and $40, respectively.

Newlead Bulkers S.A.

Since April 1, 2010, Newlead Bulkers S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group have been fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of shareholders in common, Newlead Bulkers S.A. assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the year ended December 31, 2010 were $59.

As of December 31, 2011, the commercial and technical management services of all of the Company’s owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

Newlead Shipping S.A.

Since April 1, 2010, Newlead Shipping S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group have been fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of shareholders in common, Newlead Shipping S.A. assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the year ended December 31, 2010 were $36.

As of December 31, 2011, the commercial and technical management services of all of the Company’s owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

Grandunion Inc.

In April 2010, the Company completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, from Grandunion. For more details, refer to Note 5. In July 2010, the Company completed the acquisition of five dry bulk vessels from Grandunion including two newbuildings with long term time charters. See Note 11 for more details.

Domina Petridou O.E.

The Company leased office space in Glyfada, Greece from Domina Petridou O.E., a company in which one of the Company's former directors is a shareholder. In November 2005, the Company entered into a 10-year lease agreement with the landowner. In October 2007, the Company entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010, respectively (see Note 22). Total rent for the years ended December 31, 2011 and 2010, and for the periods January 1, 2009 to October 13, 2009, and October 14, 2009 to December 31, 2009 amounted to approximately $0, $17, $113, and $25, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

Aries Energy Corporation

On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with which NewLead has a significant shareholder in common and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, is one of the Company’s principal stockholders and is one of the principals of Aries Energy Corporation. The vote on Rocket Marine's shares was controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left the Company’s board in October 2009. Accordingly, even though Rocket Marine was a principal stockholder, neither it nor Mr. Petrides had the ability to influence the Company. The voting agreement between Rocket Marine Inc. and Grandunion was terminated effective as of February 29, 2012. Management believes that the negotiations were conducted at arm's length and that the sale price is no less favorable than would have been achieved through arm's length negotiations with a wholly unaffiliated third party.

25. DISCONTINUED OPERATIONS

During the year ended December 31, 2011, the Company sold four vessels and determined that the sale of these vessels met the requirements as discontinued operations, which are reflected in the Company's consolidated statements of operations for all periods presented. In addition, as of December 31, 2011, the Company classified four vessels as “Assets held for sale”, which were also determined to have met the requirements as discontinued operations, which are reflected in the Company's consolidated statements of operations for all periods presented.

•	On August 12, 2011, in connection with the notices of events of default under the FBB Spartounta Loan Agreement and the FBB Prosperity Loan Agreement, the Company entered into a sale agreement for two vessels, the Newlead Prosperity and the Newlead Spartounta, with FBB. The sale of the Newlead Prosperity and the Newlead Spartounta was completed on September 13, 2011 and September 20, 2011, respectively, and the gain on the sale of these two vessels amounted to $4,931 and is included in Loss from discontinued operations.

•	On December 20, 2011, the Company entered into a memorandum of agreement with an unrelated party for the sale four LR1 product tanker vessels. The sale of two vessels, the Newlead Fortune and the Newlead Avra, was completed on December 22, 2011 for a net aggregate selling price of $63,758 and the gain on the sale of these two vessels amounted to $8,640 and is included in Loss from discontinued operations. As of December 31, 2011, the Newlead Compass and the Newlead Compassion were classified as assets held for sale and the sale was completed on January 31, 2012 for net aggregate selling price of $79,197.

•	On December 29, 2011, the Company signed a memorandum of agreement and on January 11, 2012 sold the Grand Ocean to an unrelated party for proceeds of approximately $8,150. As of December 31, 2011, Grand Ocean was classified as an asset held for sale, and was written down to its recoverable amount.

•	On October 21, 2011, the Company entered into an agreement with Prime Mountain Shipping Ltd in order to return the vessel Australia, in settlement of part of the vessel’s outstanding debt. As of December 31, 2011, the Australia was classified as an asset held for sale, and was written down to its recoverable amount.

From 2005 until 2010, the Company owned a number of container vessels, chartering them to its customers (the "Container Market"). The Container Market was fully discontinued as of December 31, 2010.

•	During 2008 and the first half of 2009, the Company sold three container vessels and a product tanker to unaffiliated purchasers for approximately $61,900. The gain on sale of these vessels was $7,985.

•	On January 7, 2010, the Company sold the Saronikos Bridge to an unrelated party for net proceeds of $5,348. The gain on the sale of the vessel amounted to $1,226. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company's directors is a shareholder (refer to Note 24). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.

•	On January 20, 2010, the Company sold the MSC Seine to an unrelated party for net proceeds of $5,399. The gain on the sale of the vessel amounted to $1,271. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company's directors is a shareholder (refer to Note 24). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

 The following table represents the revenues and net loss from discontinued operations:

	Successor			Predecessor
			October 14,	January 1,
	Year Ended	Year Ended	2009 to	2009 to
	December 31,	December 31,	December 31,	October 13,
	2011	2010	2009	2009

Operating Revenues	$39,355	$46,015	$8,415	$30,800
Net loss	$(32,180)	$(9,063)	$(4,409)	$(58,684)

The reclassification to discontinued operations had no effect on the Company's previously reported consolidated net loss. In addition to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures. The Company recorded an impairment charge on vessels in the amount of $30,426 for the year ended December 31, 2011 and an amount of $23,559 for the period from January 1, 2009 to October 13, 2009. No impairment loss was recognized for the year ended December 31, 2010 and for the period from October 13, 2009 to December 31, 2009.

26. SUBSEQUENT EVENTS

Due to the economic conditions and operational difficulties described elsewhere in these financial statements, the Company entered into restructuring discussions with each of the lenders under Company’s facility and credit agreements, the holders of Company’s 7% senior unsecured convertible notes (the "7% Notes") and the counterparties to Company’s capital leases (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, the Company appointed Moelis to act as our financial advisors in respect of the restructuring proposal described below. The aim of the Restructuring is to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis.

Since June 2011, the Company has defaulted under each of its Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, the Company has not obtained waivers of these defaults from its lenders and during the Restructuring process, the Company’s lenders have continued to reserve their rights in respect of such defaults. Based on various informal discussions with the lenders, the Company believes that the lenders do not intend to exercise their remedies at this time (other than as detailed below in respect of the Kamsarmax Syndicate Facility Agreements); however, the lenders could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with the lenders in the Restructuring, or at all.

On November 8, 2011, the Company and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”). The Restructuring Proposal included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The Company has been engaged in negotiations with its lenders regarding the terms of the Restructuring Proposal but the lenders have not yet approved the Restructuring Proposal and such changes have not been implemented as of the filing of this annual report.

Notwithstanding the above, the Company has made progress in completing various parts of the Restructuring Proposal and continues to remain in discussions with the remaining lenders. During 2011 and through May 15, 2012, the Company has sold, disposed of or handed control over to the lenders 17 of its vessels and hulls under construction (or under ownership of the Company’s shipowning subsidiaries) in connection with the restructuring.

As of May 15, 2012, the Company remained in advanced negotiations with the remaining lenders of its secured debt. The Company has not resolved various issues in respect of the remaining lenders and therefore the completion of the Restructuring is still subject to the negotiation and execution of definitive agreements. As such, there is no assurance that such agreements will be reached on the contemplated terms as highlighted herein or at all.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

The following sets forth the terms of the completed steps to the Restructuring to date and a description of the status of those elements which have yet to be completed.

(i) Syndicate Facility Agreement

As discussed in Notes 11 and 15, on January 31, 2012, with the consent of the lenders under the Facility Agreement, the Company successfully completed the sale of the Newlead Compass and the Newlead Compassion with net proceeds of approximately $79,197. Such net proceeds were applied towards the full and final satisfaction of all liabilities owed to the lenders under the Facility Agreement (other than fees owing to the lenders of approximately $585 pursuant to a letter of undertaking dated February 3, 2012 (the “Fees”)). The Company has agreed in principle with the Bank of Scotland that these Fees may be paid at some point after the closing of the Restructuring, but in any event before 24 months from the date of signing the applicable agreed document. The definitive documentation in this regard is being negotiated. However, there can be no assurance that we will be able to reach an agreement with Bank of Scotland.

(ii) Kamsarmax Syndicate Facility Agreements

On February 24, 2012, the Bank of Scotland plc issued notices of enforcement and notices of default and acceleration in relation to the senior loan agreement and the junior loan agreement, each dated April 15, 2010 (collectively, the “Kamsarmax Syndicate Facility Agreements"), between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62,684 and $13,938 under the Kamsarmax Syndicate Facility Agreements and sought a declaration, that, among other things, the Bank of Scotland is entitled to make a demand against the Company in respect of sums owing under the Kamsarmax Syndicate Facility Agreements. Ayasha and Bethune were the shipowning companies of the motor vessels “Newlead Tomi” and “Newlead Gujarat,” respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax facilities and the vessels were handed over to the lenders control.

The Company has agreed in principle with the Bank of Scotland in respect of releasing it from all of its obligations and liabilities under the Kamsarmax Syndicate Facility Agreements in return for a waiver from the Company to any claims, actions or remedies that it may have against the Bank of Scotland and a definitive release documentation on this point is being negotiated. The vessels have already been delivered to the new managers. The Company is currently working towards definitive documentations that would release it from its obligations under the Kamsarmax Syndicate Facility Agreements. However, there can be no assurance that the Company will be able to reach an agreement with the Bank of Scotland under acceptable terms or at all.

(iii) EFG Eurobank Credit Facility

On February 10, 2012, with the consent of EFG Eurobank (“EFG”), the Company agreed to the sale of the Newlead Esmeralda for proceeds of approximately $11,400 with the proceeds of the sale being applied towards (a) the full and final satisfaction of all indebtedness owed to EFG under the loan agreement with EFG and (b) the payment of outstanding trade and vendor payments. The sale of this vessel has been completed and EFG has released NewLead from all of its liabilities and obligations under this credit facility and related documents.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

(iv) Marfin Credit Facilities & 7% Notes

On April 5, 2012, with the consent of Marfin Egnatia Bank Bank Societe Anonyme (“Marfin”), we entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012. The Company is currently in discussions with Marfin regarding certain amendments to the Company’s credit facilities with them (the “Marfin Credit Facilities”) whereby this facility would be amended and restated to reduce the overall committed amount there under to the existing outstanding amount of approximately $31,187 and to enable the Company to comply with certain covenants under the facility on an ongoing basis after the closing of the Restructuring. The Company is also in discussions with Marfin Bank regarding a conversion agreement in respect of the 7% Notes (for which Marfin is the indenture trustee), whereby Marfin would convert all debt claims Marfin may have against the Company arising under 7 Notes into equity of the Company. The terms of any such amendment and restatement agreement, debt conversion and share issuance and is still under negotiation and subject to the execution of legally binding agreements.

(v) Piraeus Bank (Piraeus) Credit Facilities

On December 29, 2011, the Company, with the consent of Piraeus Bank, entered into an agreement for the sale of the Grand Ocean and that vessel was delivered to the buyer on January 11, 2012 for net proceeds of approximately $8,150. Piraeus applied the net proceeds of such sale received by it towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Grand Ocean in a total aggregate amount of $6,510 and (b) the payment of outstanding trade and vendor payments. The Company continues to negotiate with Piraeus Bank in respect of the sale of the vessels Hiona and Hiotissa and (b) an agreement by which Piraeus will release the Company from all debt obligations arising under the related credit facilities in exchange for equity in the Company.

The terms and conditions of any agreement between the Company and Piraeus Bank regarding the sale of Hiona and Hiotissa, and any agreements relating to the release of obligations under the related agreements is subject to negotiating and executing legally binding documentation. There are no assurances that the Company will be able to complete such documentation or the Restructuring in this regard.

(vi) WestLB Bank Credit Facility

The Company is currently in negotiations with WestLB to amend the terms of the loan agreement, whereby the agreement will be amended and restated to enable the Company to comply with certain of its covenants on an ongoing basis after the closing of the Restructuring and enable the Newlead Victoria vessel to stay within the Company. The terms and conditions of any agreement between the Company and WestLB are subject to negotiating and executing legally binding documentation. There are no assurances that the Company will be able to complete such documentation or the Restructuring in this regard.

(vii) Handysize Syndicate Facility Agreement

On March 21, 2012, with the consent of the lenders, the Company entered into a memorandum of agreement with an unrelated party for the sale of the Navios Serenity by which the vessel would be sold and the proceeds of the sale would be applied towards the outstanding balance owed under the credit facility with DVB Bank, Nord LB and Emporiki Bank (“the Handysize Syndicate Facility Agreement”). The vessel was sold and delivered to the buyer. The Company remains liable under the Handysize Facility Agreement to the lenders in respect of the Hull 4029 and are in discussions with the lenders, the yard and the buyer in respect of the sale of this vessel. The lenders will not release the Company from all of its obligations under the Handysize Syndicate Facility Agreement and related documents unless and until this vessel is sold. The terms and conditions of any agreement between the Company and the lenders are subject to negotiating and executing legally binding documentation. There is no assurance that the Company will complete such documentation or the Restructuring in this regard.

On March 21, 2012, the Company signed a memorandum of agreement with an unrelated party for the sale of the Navios Serenity. The sale was completed on March 26, 2012 for proceeds of approximately $26,000.

(viii) Northern Shipping Fund (NSF)

On March 14, 2012, the Company received enforcement notices from Endurance Shipping LLC whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter. On March 31, 2012, the Company entered into a deed of release with Endurance Shipping LLC, the owner of the Newlead Endurance, pursuant to which the Company was unconditionally released from its guarantee under the bareboat charter for the Newlead Endurance, which had been chartered-in by Curby Navigation Ltd. In connection with the enforcement notices, the Company also received a termination notice in respect of the ship management agreement between Curby Navigation Ltd. and NewLead Bulkers S.A., which had been the manager of the Newlead Endurance.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

On March 14, 2012, the Company redelivered the Newlead Endurance to NSF pursuant to a redelivery agreement in respect of the capital leasing arrangement. As part of this redelivery agreement, the Company was released from all its obligations and liabilities under the relevant finance lease documentation.

(ix) Lemissoler Sale and Leaseback Agreements

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, the Company completed the redelivery of four dry bulk vessels, namely the "Australia", the "Grand Rodosi", the "China" and the "Brazil", to their owners which are affiliates of Lemissoler Maritime Company W.L.L. ("Lemissoler"). Although these vessels have been redelivered to Lemissoler, the Company is still liable under the sale and leaseback agreements in respect of settlement of trade payables, amounts owing to the owners as a result of termination of those agreements and other liabilities in relation to the four vessels. We are in discussions with Lemissoler to address these outstanding issues and are seeking to enter into a settlement agreement in this regard whereby Lemissoler will convert any debt claims they may have against us into equity of the Company.

The terms and conditions of any agreement between us and Lemissoler are subject to negotiating and executing legally binding documentation. There are no assurances that the Company will be able to complete such documentation or the Restructuring in this regard.

b) On February 15, 2012, the Company issued the following common shares: (i) 1,261,166 shares to employees, officers and consultants under the Plan (for more details, refer to Note 18); (ii) 560,000 shares to board of directors members under the Plan (for more details, refer to Note 18); (iii) 69,334 shares to Terra Stabile A.E. and 5,247 shares to Meltemi Deck E.P.E., which vested upon issuance, and the related settlement agreements for amounts due to them; (iv) 50,057 shares to former employees, officers and consultants, which vested immediately, in accordance with the resolutions of the Compensation Committee, dated December 21, 2011; and (v) 866,668 shares to two of the Company’s executive officers, Nicholas G. Fistes, Chairman, and Michail S. Zolotas, Vice Chairman, Chief Executive Officer and President. On January 2, 2012, the Company entered into employment agreements with these two executive officers, which entitle each executive to an annual base salary and an annual incentive bonus that is payable in the Company's common shares.

The agreements are retroactive for the years 2010 and 2011 and effective until December 31, 2016, after which they will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreements. Pursuant to the employment agreements, both executives will be entitled to the following compensation: (1) for the period between October 13, 2009 until the end of 2010, they will be entitled to an aggregate base salary of $1,300 and bonus of $300, which will be paid in shares priced at $24.00 per share, resulting in an aggregate of issuance of 66,667shares, (2) for 2011, they will be entitled to an aggregate base salary of $1,300 and bonus of $300, which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 800,000shares; and (3) for each year from 2012 until the end of 2016, they will be entitled to an aggregate base salary of $1,450 and bonus of $1,450, which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 1,450,000 shares. Under each employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without "cause" or resigns for "good reason," the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. If on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, the employee is terminated without "cause" or resigns for "good reason," the employee will be entitled to five times his then current base salary and five times the annual bonus for the prior year within 30 days following the effectiveness of the termination. If an executive's employment is terminated for "cause" or voluntarily by the employee without "good reason," the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

c) On January 2, 2012, the Company entered into severance agreements with certain of its key employees, not including Nicholas G. Fistes and Michail S. Zolotas. If on or after the effective date of a change of control and prior to the second anniversary of the effective date of a change of control, the severance agreements are terminated without "cause," or the employee resigns for "good reason," the employee will be entitled to (i) five times his then current base salary, (ii) five times his annual bonus and (iii) the number of shares of the Company's common shares valued at two times his annual bonus at a price per share equal to the average trading price during the previous 30 trading days, in each case within 30 days following the effectiveness of the termination. As used in the employment agreements and the severance agreements, "change of control" means: (i) the sale or disposition, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of more than 50% of the assets of the Company to any "person" or "group" (as such terms are defined in Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")); (ii) any person or group is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of the Company's outstanding equity representing more than 50% of the total voting power of the Company's equity; or (iii) the Company undergoes a merger, reorganization or other consolidation in which the owners of the Company's outstanding equity ownership immediately prior to such merger, reorganization or consolidation own less than 50% of the surviving entity's voting power immediately after the transaction.

d) On January 16, 2012, the Company, pursuant to the shares issuance agreement with Lemissoler Maritime Company W.L.L., issued 199,135 shares to Lemissoler Maritime Company W.L.L. (For more details refer to Note 17.)

e) On February 28, 2012, the Company issued 6,550,000 common shares, which vested upon issuance, to various vendors to settle outstanding invoices.

f) On April 24, 2012, the Company issued the following common shares: (i) 507,000 additional shares to former employees, officers and consultants, which vested immediately; (ii) 227,273 shares to Terra Stabile A.E. and 11,229 shares to Terra Norma SA; (iii) 731,140 shares to J Mining and Energy Group, Inc; (iv) 303,864 common shares to two vendors to settle outstanding balances, and (v) 750,000 common shares to one vendor to settle an outstanding balance.

g) On March 15, 2012, the Company received notification from the NASDAQ Listing Qualifications department that it had regained compliance with the minimum Market Value of Publicly Held Shares (MVPHS) of $5,000 for continued listing set forth in Listing Rule 5450(b)(1)(C) as the Company's MVPHS was $5,000 or more for 10 consecutive business days. Furthermore, on March 29, 2012, the Company received notification from the NASDAQ Listing Qualifications department that it had regained compliance with the bid price requirement pursuant to NASDAQ Listing Rule 5810 (c)(3)(A) as the closing bid price of the Company's common shares exceeded $1.00 for 10 consecutive business days.

h) In April 2012, a U.S. subsidiary of the Company entered into a joint venture arrangement with a third party to purchase thermal coal (used in power plants for electricity generation) from reserves located in Kentucky, USA.  The joint venture has entered into agreements to purchase certain quantities of thermal coal with specified minimum qualities (after processing at the mine by the mine operator) over a five-year period.  The Company expects to market and distribute the thermal coal to end users or distributors, located primarily in Asia, and transport it using the Company’s vessels.  In connection with entering into the joint venture arrangement, the Company’s U.S. subsidiary was converted from a Delaware limited liability company into a Delaware corporation and its name was changed from NewLead Holdings (US) LLC to NewLead Holdings (US) Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: May 15, 2012