Form 20-F/A
period 2011-12-31
NewLead Holdings Ltd.
filed 2012-05-30
CIK 1322587

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

This Amendment No. 1 to the Annual Report on Form 20-F (the “Form 20-F/A”) for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission on May 15, 2012 (the “2011 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data Files disclosure as Exhibit 101.1 in accordance with Rule 405 of Regulation S-T. This Exhibit 101.1 was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Item 19.    Exhibits

1.1	Amended and Restated Memorandum of Association of NewLead Holdings Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on September 30, 2009, and hereby incorporated by reference.)
1.2	Certificate of Incorporation on Change of Name (Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K, filed on January 8, 2010, and hereby incorporated by reference.)
1.3	Amended and Restated Bye-laws of the Company (Previously filed as Exhibit 3.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)
2.1	Indenture, dated as of October 13, 2009, between the Company and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
2.2	Form of Note Purchase Agreement, dated October 13, 2009, among the Company, each of the purchasers listed on the signature thereto, and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
2.3	Form of 7% Convertible Senior Note Due 2015, dated as of October 13, 2009, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
2.4	Warrant Certificate, dated October 13, 2009 from the Company to Investment Bank of Greece (Previously filed as Exhibit 99.8 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
4.1	Form of Equity Incentive Plan (Previously filed as Exhibit 10.6 to the Company’s 10.6 to the Company’s registration statement on Form F-1/A (Registration No. 333-124952) and hereby incorporated by reference.)
4.2	Amendment to Equity Incentive Plan (Previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)
4.3	Amendment to Equity Incentive Plan, dated October 14, 2010. (Previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.4	Amended and Restated 2005 Equity Incentive Plan (Previously filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed on December 22, 2011, and hereby incorporated by reference.)
4.5	Fifth Supplemental Agreement, dated June 11, 2008, between the Company and The Bank of Scotland relating to the Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed on June 30, 2008, and hereby incorporated by reference.)
4.6	Sixth Supplemental Agreement, dated June 24, 2009, between the Company and The Bank of Scotland relating to a Credit Agreement, dated April 3, 2006, among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009, and hereby incorporated by reference.)
4.7	$145 Million Convertible Bond Commitment Letter, dated July 15, 2009, between Investment Bank of Greece and the Company (Previously filed as Exhibit 99.F to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)
4.8	Financial Agreement, dated August 18, 2009, among Marfin Bank, Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)
4.9	Registration Rights Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. and the Company (Previously filed as Exhibit 99.D to the Schedule 13D (Amendment No. 1) of Grandunion Inc. and Focus Maritime Corp., filed on October 22, 2009, and hereby incorporated by reference.)

4.10	Voting Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.B to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)
4.11	Lock-Up Agreement, dated September 16, 2009, among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.C to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.12	Lock-Up Agreement, dated September 16, 2009, among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.D to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.13	Lock-Up Agreement, dated September 16, 2009, between Grandunion Inc. and the Company (Previously filed as Exhibit 99.E to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
4.14	Facility Agreement, dated October 13, 2009, among the Company, Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) (Previously filed as Exhibit 99.5 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
4.15	Warrant Purchase Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.6 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.16	Warrant Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.7 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.17	Registration Rights Agreement, dated October 13, 2009, among Investment Bank of Greece, Focus Maritime Corp. and the Company (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.18	Registration Rights Agreement, dated October, 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)
4.19	Registration Rights Agreement, dated January 2, 2012, between NewLead Holdings Ltd. And S. Goldman Advisors. LLC (Previously filed as Exhibit 99.2 to the Schedule 13D of S. Goldman Advisors, LLC filed on December 23, 2010, and hereby incorporated by reference.)
4.20	$80 Million Secured Senior and Junior Term Loan Facility Commitment Letter, dated February 19, 2009 between Bank of Scotland and the Company, as guarantor (Previously filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F, filed on March 18, 2010, and hereby incorporated by reference.)
4.21	Escrow Agreement, dated April 1, 2010, between the Company and Grandunion Inc. and Computershare Trust Company N.A. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.22	Registration Rights Agreement, dated April 1, 2010, between the Company and Grandunion Inc. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
4.23	Second Supplemental Agreement, dated April 1, 2010, in relation to the Loan Agreement, dated November 10, 2006, between the Company and Commerzbank, for a loan facility of up to $18.0 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.24	Loan Agreement, dated March 19, 2008, between the Company and Piraeus Bank, for a loan of up to $76.0 million. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
4.25	Second Supplemental Agreement, dated March 31, 2010, relating to the Loan Agreement dated March 19, 2008, between the Company and Piraeus Bank, for a loan of up to $76.0 million. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.26	Loan Agreement, dated March 31, 2010, between the Company and Piraeus Bank, for a loan of up to $21.0 million. (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.27	Financial Agreement dated March 31, 2010, between the Company and Marfin Egnatia Bank S.A, for a credit facility up to $35.0 million. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)
4.28	Senior Facility Agreement dated April 15, 2010, among the Company, Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, for a loan up to $66.7 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.29	Junior Facility Agreement dated April 15, 2010, among the Company, Bank of Scotland and BTMU Capital Corporation for a loan up to $13.3 million. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.30	Supplemental Deed dated April 26, 2010, among the Company, Bank of Scotland plc and Nordea Bank Finland plc, relating to a $221.4 million term loan facility. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.31	Financial Agreement dated May 6, 2010, between the Company and Marfin Egnatia Bank S.A, for a credit facility up to $65.28 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)
4.32	Loan Agreement, dated October 16, 2007, as novated, amended and restated March 31, 2010, between the Company and West LB, and as further novated, amended and restated on June 4, 2010, relating to a term loan facility of up to $27.5 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)
4.33	Loan Agreement dated July 2, 2010, with First Business Bank for a loan facility of up to $24.15 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.34	Loan Agreement dated October 22, 2007, with EFG Eurobank for a loan facility of up to $32.0 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
4.35	Third Supplemental Agreement dated July 9, 2010, relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.36	Fourth Supplemental Agreement dated August 13, 2010 relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.37	Loan Agreement dated July 9, 2010, with DVB Bank, Nord LB and Emporiki Bank for a loan facility of up to $48.0 million. (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
4.38	First Supplemental Agreement dated July 14, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)
4.39	Loan Agreement dated December 10, 2010, with Marfin Egnatia Bank for a reducing revolving credit facility of up to $62.0 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)
4.40	Second Supplemental Agreement dated November 9, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)
4.41	Third Supplemental Agreement dated December 15, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on January 11, 2011, and hereby incorporated by reference.)
4.42	Third Supplemental Agreement, dated November 5, 2010, in relation to the Loan Agreement, dated November 10,2006, between the Company and Commerzbank, for a loan facility of up to $18.0 million. (Previously filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.43	First Supplemental Agreement, dated October 15, 2010, in relation to Loan Agreement with First Business Bank dated July 2, 2010, for a loan facility of up to $24.15 million. (Previously filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.44	Loan Agreement dated May 9, 2011, with First Business Bank for a loan facility of up to $12.0 million. (Previously filed as Exhibit 4.42 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.45	Second Supplemental Agreement, dated May 9, 2011, in relation to the Loan Agreement dated July 2, 2010, with First Business Bank, for a loan facility of up to $24.15 million. (Previously filed as Exhibit 4.43 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.46	Fifth Supplemental Agreement dated October 15, 2010, relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 4.45 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.47	Amendment to Escrow Agreement, dated July 2, 2010, between the Company and Grandunion Inc. and Computershare Trust Company N.A. (Previously filed as Exhibit 4.46 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.48	Bareboat Agreement, dated November 23, 2010, between Grand Rodosi Inc. and Prime Hill Maritime Ltd. (Previously filed as Exhibit 4.47 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.49	Bareboat Agreement, dated November 23, 2010, between Australia Holdings Ltd. and Prime Mountain Maritime Ltd. (Previously filed as Exhibit 4.48 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.50	Bareboat Agreement, dated November 23, 2010, between Brazil Holdings Ltd. and Prime Hill Maritime Ltd. (Previously filed as Exhibit 4.49 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.51	Bareboat Agreement, dated November 23, 2010, between China Holdings Ltd. and Prime Time Maritime Ltd. (Previously filed as Exhibit 4.50 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.52	Shares Issuance Agreement, dated January 20, 2011, between the Company and Lemissoler Corporate Management Ltd. (Previously filed as Exhibit 4.51 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
4.53	Bareboat Agreement, dated June 8, 2011, between Curby Navigation Ltd. and Endurance Shipping LLC. (Previously filed as Exhibit 4.52 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)
8.1	List of Subsidiaries†
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer.†
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer.†
13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†
13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†
15.1	Consent of PricewaterhouseCoopers S.A.†
101.1	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements as blocks of text.*

†	Previously filed.

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
Dated: May 30, 2012