Form 20-F
period 2012-12-31
NewLead Holdings Ltd.
filed 2013-08-30
CIK 1322587

NewLead Holdings Ltd. (NEWL)

20-F

Annual and transition report of foreign private issuers pursuant to sections 13 or 15(d)

Filed on 08/30/2013

Filed Period 12/31/2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

There were 397,118,378 and 614,833,099 of the registrant’s common shares outstanding as of December 31, 2012 and August 30, 2013, respectively.

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

Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

i

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In this report, “we,” “us,” “our,” “NewLead” and the “Company” all refer to NewLead Holdings Ltd. and its subsidiaries. With respect to our coal business, “we,” “us,” “our,” “NewLead” and the “Company” all refer to NewLead Holdings Ltd., its subsidiaries, and its joint venture entities.

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

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, our ability to come to a satisfactory resolution with our lenders in our ongoing debt restructuring process, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; our ability to obtain coal supplies; the consummation of conditional contracts or of acquisition, disposition or financing transactions and the effects thereof on our business; the reliability of reserve reports and our assumptions concerning economically recoverable coal reserve estimates; our ability to extract coal and fulfill contracts; our potential inability to enter into new coal supply agreements with existing customers due to unfavorable results of competitive bid processes or the shutdown of a power facility due to new environmental legislation or regulations; our ability to obtain and renew permits necessary for our existing and planned operation in a timely manner; our production capabilities; availability of transportation; our ability to timely obtain necessary supplies and equipment; and trends and other factors relating to coal prices and the coal market; and anticipated developments with respect to any pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to come to a satisfactory resolution with our lenders in our ongoing debt restructuring process; the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; default by one or more charterers of our vessels; our ability to complete documentation of agreements in principle; changes in demand for oil and oil products; the effect of changes in OPEC’s petroleum production levels; worldwide oil consumption and storage; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled dry-docking; additional time spent in completing repairs; changes in NewLead’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; domestic and international political conditions; potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists or pirates; material adverse events affecting NewLead; changes that may affect the price of coal and other factors relating to the coal market; the failure of our third-party suppliers to provide us with our coal supplies in accordance with our supply contracts; environmental concerns related to coal mining and combustion and the cost and perceived benefits of alternative sources of energy; inherent risks of coal mining beyond our control, including weather and geologic conditions or catastrophic weather-related damage; the market demand for coal and electricity; competition, including competition from alternative sources such as natural gas; our relationships with, and other conditions affecting, our customers; employee workforce factors; coal fired power plant capacity, including the impact of environmental regulations, energy policies and other factors that may cause utilities to phase out or close existing coal-fired power plants or reduce construction of any new coal fired power plants; the effect of Environmental Protection Agency inquiries and regulations on the operations of our customer’s power facilities; and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission, or the SEC, from time to time.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

 Unless the context otherwise requires, as used in this report, the terms “the Company,” “we,” “us” and “our” refer to NewLead Holdings Ltd. and all of its subsidiaries and, with respect to our coal business, the terms “the Company,” “we,” “us” and “our” refer to NewLead Holdings Ltd., all of its subsidiaries, and its joint venture entities. We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We also use the metric system of weights and measures in relation to our coal business. The United States equivalent units of the most common metric units used by us are the following: 1 kilometer equals approximately 0.6214 miles, 1 meter equals approximately 3.2808 feet, 1 centimeter equals approximately 0.3937 inches, 1 hectare equals approximately 2.4710 acres, 1 short ton (“ST”) equals 907 kilograms or approximately 2,000 pounds and 1 metric ton (“MT”) equals 1,000 kilograms or approximately 2,205 pounds.

Recent Developments

The Fleet

As discussed elsewhere in this annual report, we have had a significant reduction in the size of our fleet. As of August 30, 2013, we own a fleet of two dry bulk vessels and manage two double-hulled oil tanker/asphalt carriers. During 2011 and through August 30, 2013, we have sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring.

During 2013, we agreed, through our wholly-owned subsidiary Newlead Shipping S.A. (“Newlead Shipping”), to perform part of the commercial, the technical and the operational management of three double-hulled oil tanker/asphalt carriers owned by a third party for a monthly fee of approximately $13,000 per vessel. We currently perform the management of two double-hulled oil tanker/asphalt carriers. Management of the third double-hulled oil tanker/asphalt carrier is expected to commence during September 2013.

We are currently in negotiations with Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) “Piraeus Bank (CPB loan)”) to amend the terms of our loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis and enable the Newlead Markela, a dry bulk Panamax vessel, to remain in our fleet.

Completion of Restructuring of Our Indebtedness

Due to the previously disclosed economic and operational difficulties of the Company, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% senior unsecured convertible notes (the “7% Notes”) and the counterparties to our capital leases (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, we appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of the overall restructuring. The aim of the restructuring was to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis.

Since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we have restructured or obtained waivers of these defaults from each of the lenders under the Financing Documents (the “Restructuring”), except for the credit facility with Piraeus Bank (CPB loan). Due to the recent economic conditions of the country of Cyprus and the recent acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank A.E. (“Piraeus Bank”), our restructuring efforts with Piraeus Bank (CPB loan) have experienced difficulties and, as a result, have been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. However, there can be no assurance that a satisfactory final agreement will be reached with Piraeus Bank (CPB loan) in any future efforts outside of the Restructuring, or at all. Refer to “Item 5.—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the various Financing Documents.

Since our Restructuring, which began on July 1, 2011, and through August 30, 2013, we have sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or our ownership of the shipowning subsidiaries) and have issued an aggregate of approximately 421.0 million shares of our common stock in connection with our restructuring efforts. As a result of the Restructuring, our indebtedness has been decreased by an aggregate amount of approximately $460.8 million, excluding interest payable and including (i) the credit facility agreement entered into with Mojave Finance Inc., (ii) the issuance of the 4.5% Senior Convertible Note due in 2022 to Prime Shipping Holding Ltd (“Prime”), an affiliate of Lemissoler Maritime Company W.L.L. (“Lemissoler”) (references to the Lemissoler Maritime Company W.L.L. Capital Lease Obligation, is a reference to the agreement entered into with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, the four affiliate companies of Lemissoler, in November 2010, for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi) (the “4.5% Note”), (iii) the issuance of the up to $1.0 million senior convertible promissory note to Good Faith Credit LLC (“Good Faith”) and (iv) the issuance of the up to $1.7 million senior convertible promissory note to Tiger Equity Partners Ltd. (“Tiger”) (the “Tiger Note”). As of August 30, 2013 our total indebtedness was approximately $124.8 million, excluding the $0.04 million of unamortized beneficial conversion feature, or BCF, treated as a debt discount to the 7% Notes. To date, we are also in default under the terms of the Piraeus Bank (CPB loan) Credit Facility, the 4.5% Note, the Portigon AG Credit Facility, and the Mojave Finance Inc. Credit Facility. In addition, while we have completed our restructuring efforts with the lenders under our revolving credit facility with Bank of Scotland plc (“Bank of Scotland”) and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent (the “Syndicate Facility Agreement”), we continue to have an outstanding liability of $0.1 million under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability. Refer to “Item 5.—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion on our outstanding debt.

Entry into the Commodities Business

We have entered into a variety of transactions in order to develop a commodities sector of our business. We have entered into a joint venture arrangement and we have established a new entity with J Mining & Energy Group for the purchase and trading of coal.

On April 11, 2012, through one of our wholly-owned subsidiaries, NewLead Holdings (US) Corp., we entered into a Joint Venture Agreement with J Mining & Energy Group to establish New Lead JMEG LLC as a joint venture to engage in the business of purchasing and trading certain commodities, principally coal. We have joint control with J Mining & Energy Group of New Lead JMEG LLC and we are entitled to and are liable for the total net assets of the joint venture. NewLead Holdings (US) Corp. contributed to the capital of the joint venture $2.5 million cash and $1.0 million of value in coal sales agreements. In addition, we delivered to J Mining & Energy Group $0.3 million in cash and 731,140 shares of our common stock as a condition to the signing of the Joint Venture Agreement. As of August 30, 2013, through New Lead JMEG LLC, we have entered into several agreements with third parties for the purchase and sale of thermal coal located in Kentucky, USA. The commencement period of these agreements is considered to be the first shipment of coal thereunder, which is expected to take place during the fourth quarter of 2013 or as otherwise agreed.

On April 30, 2012, we and a third party, Mojave Finance Inc., established NewLead Mojave Holdings LLC (“NewLead Mojave”). We control 52% of NewLead Mojave (52% of the voting rights) and we are entitled to and are liable for the total net assets of NewLead Mojave according to this percentage of control. We contributed to the capital of the new entity 100% of NewLead Holdings (US) Corp.’s share capital, while Mojave Finance Inc. agreed to make available a loan facility of $3.0 million to NewLead Holdings (US) Corp.

For more information about the joint ventures for the purchase and trading of coal, please see “Item 5.—Operating and Financial Review and Prospects—Recent Developments”.

Further, we have entered into agreements (i) to acquire title and mineral excavation rights to approximately 7,695 acres of land in Kentucky, USA (ii) to acquire ownership and leasehold interests in 18,335 acres in Tennessee, USA containing coal and natural gas and other natural resources and (iii) to supply coal to certain creditworthy counterparties. The transactions are subject to the delivery of certain definitive agreements and other closing conditions. The Company has not yet obtained the necessary financing to satisfy payment under these agreements and, as a result, the transactions did not close on their intended closing dates, and as of August 30, 2013, have still not closed. Certain parties to whom we owe obligations under these agreements previously agreed to forbear from pursuing the rights and remedies available to them under the terms of the agreements, subject to satisfactory completion of ongoing obligations to be performed by the Company. NewLead was required, among other things, to pay an aggregate of $0.85 million per month through May 2013, which payments were to be credited against a $66.0 million aggregate acquisition price. At that time, the initial aggregate acquisition price of the properties of approximately $40.0 million became payable in nine monthly installments. We have not been able to meet our obligations under these forbearance arrangements and are currently in default under such agreements. We are currently seeking financing for the $66.0 million aggregate acquisition price. While NewLead signed a preliminary term sheet with a lending party to fund this acquisition, no assurance can be provided that this or any other party will be able to provide the financing required in the timeline required under the forbearance documents, if at all. If appropriate financing is not secured, the transactions will not close, and, unless alternative terms are negotiated, the Company may be liable for damages and any and all amounts owed. In connection with the potential acquisition of the two properties, we hired three executive employees with extensive mining expertise that will manage and supervise the Company’s mining operations. In addition to the properties located in Kentucky and Tennessee, the Company is also in discussions for the acquisition of additional coal properties. However, there is no assurance that any such discussions will result in an agreement. For more information about our coal business, please see “Item 5.—Operating and Financial Review and Prospects—Recent Developments”, “Item 4B.—Business Overview—Coal Business” and “Item 4D.—Properties, Plants and Equipment”.

Lastly, on January 4, 2013, we acquired 3,750 grams of nickel wire in exchange for 258.5 million common shares of the Company. On May 24, 2013, the transaction was unwound whereby the nickel wire was returned to the seller and the shares issued in the transaction cancelled. For more information about the Company’s purchase of nickel wire and subsequent unwinding of such purchase, please see “Item 5.—Operating and Financial Review and Prospects—Recent Developments”.

Management Agreements

During 2013, we agreed, through our wholly-owned subsidiary Newlead Shipping, to perform part of the commercial, the technical and the operational management of three double-hulled oil tanker/asphalt carriers owned by a third party for a monthly fee of approximately $13,000 per vessel. We currently perform the management of two double-hulled oil tanker/asphalt carriers. Management of the third double-hulled oil tanker/asphalt carrier is expected to commence during September 2013.

Equity Incentive Plan

On March 13, 2013, the Second Amended and Restated 2005 Equity Incentive Plan (the “Plan”) was amended to increase the number of common shares reserved for issuance from 2,083,334 to 37,209,590 to better enable us to offer equity incentives to our officers, directors, employees and consultants. In addition, the Plan provides for an annual increase in the total number of our common shares available for issuance under the Plan on the first day of each fiscal year of the Company, beginning in fiscal year 2014, by 5% of the number of outstanding common shares of the Company on such date.

A.	Selected Financial Data

The NewLead historical successor information is derived from the audited consolidated financial statements of NewLead for the years ended December 31, 2012, 2011 and 2010 and for the period from October 14, 2009 to December 31, 2009. The NewLead historical predecessor information is derived from the audited consolidated financial statements as of and for the years ended December 31, 2008, and for the period from January 1, 2009 to October 13, 2009. The information is only a summary and should be read in conjunction with “Item 5.—Operating and Financial Review and Prospects” and our audited consolidated financial statements and the audited financial statements of our predecessor and notes thereto. “Predecessor” refers to NewLead Holdings Ltd. prior to the Company’s $400 million recapitalization on October 13, 2009, and “Successor” refers to NewLead Holdings Ltd. after the recapitalization on October 13, 2009.

	Successor				Predecessor

	Year Ended	Year Ended	Year Ended	October 14 to	January 1 to	Year Ended
	December 31,	December 31,	December 31,	December 31,	October 13,	December 31,
	2012	2011	2010	2009	2009	2008

Statement of Operations Data
Operating revenues	8,928	12,220	17,438	3,261	14,509	31,618
Vessel operating expenses	(3,266)	(2,928)	(9,714)	(3,609)	(15,321)	(14,920)
Management fees	-	-	(715)	(132)	(584)	(973)
General & administrative expenses	(8,249)	(16,521)	(15,311)	(11,931)	(8,392)	(7,811)
Depreciation and amortization expenses	(6,564)	(8,180)	(4,237)	(644)	(6,331)	(7,969)
Impairment losses	(7,054)	(83,950)	(39,515)	-	(40,859)	-
Operating loss from continuing operations	(16,470)	(99,655)	(56,121)	(15,400)	(63,508)	(7,189)
Interest and finance expense	(86,549)	(22,672)	(18,550)	(19,024)	(6,624)	(6,348)
Loss on extinguishment of convertible notes	(293,109)	-	-	-	-	-
Other income, net	(3,528)	(1,457)	1	-	31	45
Loss before equity in net earnings in Joint Ventures	(399,656)	(123,716)	(72,546)	(33,820)	(67,080)	(13,276)
Net loss attributable to NewLead Holdings’ Shareholders	(402,562)	(290,395)	(86,349)	(35,725)	(125,764)	(39,828)
Loss per share (basic and diluted) continuing operations	(2.50)	(16.69)	(10.42)	(6.05)	(28.00)	(5.56)
Loss per share (basic and diluted)	(2.51)	(39.18)	(12.41)	(6.39)	(52.49)	(16.69)
Cash dividends declared per share	-	-	-	-	-	1.20
Weighted average number of shares (basic and diluted)	160,921,728	7,411,600	6,958,903	5,588,937	2,395,858	2,386,182
Balance Sheet Data (at period end)
Cash and cash equivalents	1,043	5,119	67,531	106,255	-	4,009
Restricted cash (current)	1,311	250	12,606	403	1,898	8,510
Total current assets	12,225	33,723	102,569	121,421	10,018	19,741
Restricted cash (non-current)	31	31	30,700	9,668	-	-
Total assets	61,799	396,752	761,733	485,369	196,849	317,777
Current portion of long-term debt	78,739	339,722	26,773	14,240	221,430	223,710
Total current liabilities	177,426	583,604	94,739	54,260	256,303	251,489
Long-term debt	-	-	543,591	262,313	-	-
Total liabilities	177,426	599,186	675,452	324,710	256,303	252,261
Total shareholders’ (deficit) / equity	(114,264)	(202,434)	86,281	160,659	(59,454)	65,516
Other Financial Data (for period ending)
Net cash (used in) / provided by operating activities	(11,084)	(3,089)	(9,685)	(5,869)	(10,557)	2,901
Net cash provided by / (used in) investing activities	81,836	(69,612)	(22,189)	-	2,216	61,083
Net cash (used in) / provided by financing activities	(74,828)	10,289	(6,850)	112,124	4,332	(72,419)
Net (decrease) / increase in cash and cash equivalents	(4,076)	(62,412)	(38,724)	106,255	(4,009)	(8,435)
Cash dividends paid	-	-	-	-	-	(2,862)
Fleet Data (at period end)
Number of product tankers owned (1)	-	4	6	9	9	9
Number of container vessels owned (2)	-	-	-	2	2	3
Number of dry bulk vessels owned (3)	2	13	12	3	-	-

(1): Includes four tankers for 2011 and six tankers for 2010 and four for the other periods presented that considered to be discontinued operations for all periods presented.

(2): Considered discontinued operations for all periods presented.

(3): Includes thirteen dry bulk vessels for 2011 and twelve dry bulk vessels for 2010 and three dry bulk vessel for the October to December 2009 period that considered to be discontinued operations for all periods presented.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate principally to the industries in which we operate and our business in general. Other risks relate to the securities market and ownership of our common shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Company Specific Risk Factors

There is substantial doubt about our ability to continue as a going concern.

Our financial statements were prepared using principles under Generally Accepted Accounting Principles in the United States of America (GAAP) applicable to a going concern. Because of our losses, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, we concluded that there is substantial doubt as to our ability to continue as a going concern.

Over the past two years, we have experienced losses, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations, despite the Restructuring and our new business arrangements. Charter rates for bulkers have experienced a high degree of volatility. Charter hire rates for bulkers continue to be at historical lows.

In connection with our acquisition of ownership and mineral rights to approximately 7,695 acres of land in Kentucky, USA (the “Kentucky property”), on December 28, 2012, we issued promissory notes to RJLT Investments LLC, Williams Industries LLC (“Williams”) and Kentucky Fuel Corporation (“Kentucky”) in the amounts of $1,500, $2,000 and $7,500, respectively, payable in their entirety on January 29, 2013. We issued the promissory notes to help facilitate the sale of the Kentucky property from Kentucky to Williams, as we have agreed to acquire the Kentucky property from Williams on a closing date subsequent to December 31, 2012. The promissory notes that were issued on December 28, 2012 in the amount of $11,000 are reflected under Promissory notes payable in the consolidated balance sheet. Due to lack of financing, we have been unable to meet our obligations and we are currently in default under such agreements. To date, the noteholders have not initiated any actions against us based upon the continuing defaults. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, we may be liable for damages and for any and all amounts owed.

In addition, in connection with our acquisition of ownership and leasehold interests in 18,335 acres in Tennessee, USA (the “Tennessee property”), we are required to pay $55,000 ($30,000 was payable on or before February 15, 2013 and $25,000 payable on or before February 15, 2014.) Under the terms of the agreements governing the acquisition, we have also agreed to take all reasonable steps to secure financing to close the transaction as soon as possible, and will set a closing date as soon as practicable following a secure commitment of financing, but in any case before the end of the first year following the first lease payment under the agreements. Pursuant to the terms of the agreements, since the transaction has not closed by July 15, 2013, the remaining lease payments will now bear interest at a rate of 6% per annum, payable on the 15th date of each month, until closing occurs. Should closing not occur on or before March 15, 2014, the agreements shall terminate and be of no further force or effect. We have been unable to meet the obligations under the agreements, we are currently in default under such agreements and no longer have the right to utilize the property. To date, the sellers have not initiated any actions against us based upon such continuing defaults. Because we have defaulted under the terms of agreements, in June 2013 we assigned all rights under permits, mining contracts or other mining assets on the property back to seller. While we intend to secure the financing to satisfy the agreements, there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, we may be liable to the parties for damages or any and all amounts owed under the agreements, which may adversely affect our business.

Furthermore, due to our economic conditions and operational difficulties described elsewhere in this report, we entered into restructuring discussions with each of the lenders under the Financing Documents. As part of those discussions, we appointed Moelis to act as our financial advisors in respect of an overall restructuring proposal with respect to the Financing Documents. On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). We have been engaged in negotiations with our lenders under the Financing Documents regarding the terms of the Restructuring Proposal and as of the date of issuance of this report we have completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, final payment of outstanding fees. However, the Company was not able to restructure the credit facility with Piraeus Bank (CPB loan). Due to the recent economic conditions of the country of Cyprus and the recent acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank, our restructuring efforts with Piraeus Bank (CPB loan) have experienced difficulties and, as a result, have been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. We remain in restructuring negotiations with Piraeus Bank (CPB loan) outside of the Restructuring Proposal. In addition, while we have completed our restructuring efforts with the lenders under the Syndicate Facility Agreement, we continue to have an outstanding liability of $0.1 million under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability. See “Item 5.—Operating and Financial Review and Prospects—Recent Developments—Completion of Restructuring of our Indebtedness” for a discussion of the status of our restructuring negotiations.

As a further result of the economic conditions and operational difficulties described elsewhere in this report, as of December 31, 2012, we were also in default under our credit agreements with Piraeus Bank (CPB loan), Portigon AG, Piraeus Bank and the 4.5% Note, in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions), as those credit facilities had not yet been restructured and discharged. To date, we continue to be in default under the Piraeus Bank (CPB loan) Credit Facility, the Portigon AG Credit Facility, the 4.5% Note and the Mojave Finance Inc. Credit Facility. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all.

Prior to the Restructuring and as of June 30, 2011, our total indebtedness was approximately $585.5 million, which was net of $76.0 million of BCF related to the $125.0 million of 7% Notes. As of December 31, 2012, our outstanding indebtedness was $152.3 million, excluding the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes.

During 2011 and through August 30, 2013, we have sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with the Restructuring.

From July 1, 2011 through August 30, 2013, as a result of the sale, disposal of or handing control of vessels and hulls to our lenders (in conjunction with any repayments and drawdowns performed), our indebtedness has been decreased by an aggregate amount of approximately $460.8 million, excluding interest payable and including (i) the credit facility agreement entered into with Mojave Finance Inc., (ii) the issuance of the 4.5% Note, (iii) the issuance of the up to $1.0 million senior convertible promissory note to Good Faith (the “Good Faith Note”) and (iv) the issuance of the Tiger Note.

As of August 30, 2013 our total indebtedness was approximately $124.8 million, excluding the BCF of the 7% Notes:

•	$32.5 million relating to the Piraeus Bank (CPB loan) Credit Facility

•	$25.0 million relating to the Portigon AG Credit Facility

•	$3.0 million relating to the Mojave Finance Inc. Credit Facility

•	$62.5 million relating to the 4.5% Note

•	$0.1 million of 7% Notes outstanding held by Investment Bank of Greece (“IBG”)

•	$0.6 million relating to the Good Faith Note

•	$1.1 million relating to the Tiger Note

While we continue to use our best efforts to complete our restructuring with Piraeus Bank (CPB loan), there can be no assurance that a successful resolution can be reached with Piraeus Bank (CPB loan). Further, there is no assurance that the Company will obtain releases or waivers from defaults under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations. Although the Restructuring reduced our outstanding debt obligations, we issued significant additional common shares which diluted our existing shareholders and such additional issuances, individually or in the aggregate, significantly impacted the trading price of our common shares and may also impact our continued listing on NASDAQ.

As a result of the restructuring process, it will be difficult for us to incur additional debt on commercially reasonable terms, even if we are permitted to do so under our debt agreements. This may limit our ability to pursue activities that our management considers to be beneficial to us, which may further impair our financial condition.

All of the above raise substantial doubt regarding the Company’s ability to continue as a going concern.

Long-term debt and the 4.5% Note have been classified as current liabilities due to covenant violations. The covenant violations in long-term debt give lenders the right to call the debt at the balance sheet date, absent waivers. Accordingly, as of December 31, 2012, we have reclassified all of our long term debt and the 4.5% Note as current liabilities in our consolidated balance sheet, since we have not received waivers in respect of the covenants that were breached at such time. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. See also “Item 5.—Operating and Financial Review and Prospects—Overview—Operating Results—Going Concern” for more information.

Our existing debt agreements contain and our future debt agreements will contain restrictions and limitations that could significantly impact our ability to operate our business and if we receive waivers and/or restructure our remaining indebtedness, our lenders may impose additional restrictions on us and/or modify the terms of our loans. Any default or breach of the covenants in our debt agreements could have a material adverse effect on our operations and financial position.

Our facility agreements require us to maintain compliance with certain financial covenants as of the end of each fiscal quarter. They contain certain restrictions and limitations that could significantly limit our ability to operate our business. In the absence of a consent or waiver, these restrictions may limit our ability to, among other things:

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

In addition, our existing credit facilities require us, among other things, to maintain compliance with financial covenants, including, but not limited to,the maintenance of the following ratios (all as defined in the respective credit facilities):

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

As a result of such covenants, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. As discussed elsewhere in this annual report, we are also in default under certain of our debt agreements and as a result, our lenders’ interests may be different from our interests, our shareholders’ interests or the interests of the holders of our notes, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed or at all. This may prevent us from taking actions that are in our best interest. Any future debt agreement, including debt agreements entered into in connection with financing our coal business, may include similar or more restrictive covenants.

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

Furthermore, in connection with any waivers and/or restructuring of our remaining indebtedness, our lenders may impose additional requirements or restrictions on us. Such additional restrictions may further limit our ability to engage in actions that we believe would be in the best interest of our company. As discussed elsewhere in this annual report, we are currently in default under certain of our debt agreements and are in the process of restructuring certain of our remaining indebtedness. See “Item 5.—Operating and Financial Review and Prospects—Recent Developments—Completion of Restructuring of Our Indebtedness” for a discussion of the status of our Restructuring and the risk factor above titled “There is substantial doubt about our ability to continue as a going concern”.

We are highly leveraged, anticipate that we will continue to have a high degree of leverage, and may incur substantial additional debt, which could materially adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

As of December 31, 2012, our outstanding indebtedness was $152.3 million, excluding the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes. Despite our Restructuring efforts, as of August 30, 2013, we continue to have a high degree of indebtedness.

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

As discussed elsewhere in this annual report, we are currently unable to meet certain of our debt service requirements and our indebtedness remains significant. In addition, subsequent to the Restructuring, our owned fleet consists of two dry bulk vessels and, as a result, we now have significantly fewer vessels from which we will be able to generate revenue. Furthermore, although we have entered into new business arrangements for the purchase and trading of coal, these business arrangements remain subject to significant risks and we have not yet commenced operations. See “Risks Relating to Our Coal Business” below. Since our relative leverage continues to remain high after our Restructuring, and since we have a diminished basis from which we can generate revenue, there is no assurance we will be able to service our significant indebtedness.

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

The fair values of our vessels have generally experienced high volatility and have recently declined significantly and resulted in an impairment charge of $7.1 and $152.5 million (for vessels and other fixed assets, backlog assets and vessels under construction) for the years ended December 31, 2012 and 2011, respectively. If we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record further impairment adjustments in our consolidated financial statements, which could materially adversely affect our financial results.

Furthermore, our existing debt agreements contain, and our future debt agreements may contain, financial covenants based on a security cover ratio. We are currently in breach of the security cover ratio under certain of our debt arrangements (see “Item 5.—Operating and Financial Review and Prospects—Liquidity and Capital Resources”) and we may violate similar covenants in any future debt agreements if the value of our vessels decrease significantly. Any such violation would materially and adversely affect our financial condition.

We have sold, and might continue to sell, vessels as part of arrangements with our lenders to reduce and discharge our obligations. During 2011 and through August 30, 2013, we have sold, disposed of or handed control over to our lenders 20 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring. To the extent that we have sold our vessels, the sales proceeds have been used to repay related debt. We are currently in negotiations with certain of our lenders, namely Piraeus Bank (CPB loan). Our negotiations with Piraeus Bank (CPB loan) aim to amend the terms of our loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis and enable the Newlead Markela, a dry bulk Panamax vessel, to remain in our fleet. There can be no assurance that we will be able to reach a final arrangement with Piraeus Bank (CPB loan) at acceptable terms or at all. Furthermore, the amended agreement with Portigon states that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owned under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt outside the owned fleet for an amount which will not exceed in aggregate $0.5 million.

For the years ended December 31, 2012, 2011 and 2010, we derived 100%, 100% and 56%, respectively, of our revenue from continuing operations from two or three charterers.

We have historically derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2012, 100% of our revenue from continuing operations was derived from two charterers (each of which comprised 70% and 30% of revenues, respectively). For the years ended December 31, 2011 and December 31, 2010, approximately 100% and 56%, respectively, of our revenue was derived from two and three charterers, respectively. The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition.

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

Recent economic conditions have caused certain of our charterers to experience financial difficulties. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who previously chartered three of our vessels, was having difficulty performing its obligations and, during the period from March 2011 to March 2012, had been late on a number of payments, causing us to arrest vessels which were operated by the particular charterer and/or by such charterer’s affiliated companies on two occasions during 2011 and one occasion during 2012 in order to collect payment. In connection thereto and due to delayed payments by this charterer, we withdrew two of our vessels from their employment during 2011, the third vessel during 2012, and filed claims for amounts already due as well as damages arising from the cancellation of those employment contracts. These vessels were chartered out at rates significantly above market, and since we were forced to reclaim and re-charter these vessels, we experienced a significant reduction in the cash flow from these vessels, which in turn further impaired our liquidity. These vessels were sold in connection with the Restructuring. We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

Currently, charter rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.

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

The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. Furthermore, we cannot assure you that we will be successful in keeping our remaining vessels under long-term agreements or keeping them fully employed in the short-term markets, if needed, or that future spot rates will be sufficient to enable any of such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would reduce the incremental revenue received from spot chartering and adversely affect our results of operation, including our profitability and cash flows, which, in turn, could impair our ability to service our debt.

Our vessels may be subject to periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as dry-docking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.

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

We may be unable to attract and retain key management personnel and other employees in the shipping and mining industries, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. On January 2, 2012 and January 1, 2013, we entered into employment contracts with Michail S. Zolotas, our Chairman, Chief Executive Officer and member of our Board of Directors. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

After the sale of all of our tanker vessels, we continue to have only part of the commercial, the technical and the operational management of this type of vessels and if we are unable to operate other tanker vessels that we may acquire efficiently, we may be unsuccessful in competing in the highly competitive international tanker market.

The operation of tanker vessels and transportation of petroleum products is extremely competitive. Competition arises primarily from tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than our own. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the product tanker shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. We may not be able to compete profitably in new geographic regions or provide new services. New markets may require different skills, knowledge or strategies, and the competitors in those new markets may have greater financial strength and capital resources than we do.

The operation of tankers involves certain unique operational risks.

The operation of tankers has unique operational risks associated with the transportation of oil or asphalt. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil or asphalt transported in tankers. If we are unable to maintain or safeguard the vessels under our operations adequately, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business. In addition, the loss of any of the tankers under our operations could harm our reputation as a safe and reliable vessel owner and operator.

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

If we are unable to fund our capital expenditures, we may not be able to operate our vessels, which would have a material adverse effect on our business.

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

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2012, the value of the U.S. dollar reached a high of $1.34 and a low of $1.22 compared to the Euro. Due to the sovereign debt crisis in certain EU-member countries, the U.S. dollar-Euro exchange rate continues to experience volatility. An adverse or positive movement in these currencies could increase our expenses. During the year ended December 31, 2012, the effect was minimal.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act of 1981, as amended (the “BCA”), govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the BCA, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some of our shareholders, including such shareholder.

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

We and the majority of our subsidiaries are incorporated in jurisdictions outside the U.S. (with the exception of NewLead Holdings (US) Corp. and NewLead Mojave Holdings LLC, which are incorporated in Delaware), and part of our assets and those of our subsidiaries are located outside the U.S. In addition, all of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of such officers and directors are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers to enforce a judgment against us or our subsidiaries for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on the laws of such jurisdictions.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets (determined as of the end of each quarter of the foreign corporation’s taxable year) produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property, rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business and the excess of gains over losses from transactions in any commodities (gains and losses from certain “qualified active sales” and qualified hedging transactions are excluded from “passive income”). For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, through the end of 2012, we do not believe that we have been a PFIC. We may, however, be a PFIC in 2013 and/or in future taxable years. In this regard, we treat the gross income we derive or are deemed to derive from our chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for 2013 or any future taxable year due to changes in the nature and extent of our assets and operations, including our entry into the commodities business. For example, we expect to purchase and trade coal commencing in the fourth quarter of 2013 and thereafter. If this activity gives use to at least 85% of our taxable income it would be considered active income under the “qualified active sales” exception; if not most likely passive income. As another example, in making the PFIC determination for 2013 under the 50% “assets” test, the fair market value of the nickel wire held in the first quarter of 2013 will have to be weighed relative to the fair market values of our vessels and other assets held through the end of each quarter in 2013 (noting that there has been a significant decline in the fair market value of these vessels).

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. shareholder may be able to make certain tax elections that would ameliorate these consequences. See the discussion under “Item 10.—Additional Information—Taxation—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences.”

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption, and we take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our U.S.-source income. If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. See the discussion under ” Item 10.—Additional Information—Taxation—United States Federal Income Taxation of Our Company.”

Industry Specific Risk Factors

Charter rates for dry bulk vessels are experiencing high volatility and, in view of the cyclical nature of the business, may decrease further in the future, which may adversely affect our earnings.

The degree of charter rate volatility among different types of dry bulk vessels has varied widely and after reaching historical highs in mid-2008, charter rates for dry bulk vessels have declined significantly. If the shipping industry is depressed when our charters expire or are otherwise terminated, our revenues, earnings and available cash flow may be adversely affected. In addition, a further decline in charter rates will likely cause the value of our vessels to further decline. Also, in case any of our charterers experience financial difficulties, it may result in an increase in time for us to realize our receivables and/or our charterers may be unable to fulfill their obligations under their charters. If any of our charterers are unable to perform their obligations, we may be forced to reclaim and re-charter the related vessel(s). Given the currently depressed market conditions, we may not be able to successfully charter these vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region (including China), India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Furthermore, the recent economic slowdown in the U.S. and Japan, together with the deteriorating economic situation in Europe caused by the sovereign debt crises in certain European Union (“EU”) member countries, may further reduce demand for transportation, which may materially and adversely affect our future revenues.

The dry bulk vessel market is cyclical with high volatility in charter rates and industry profitability. The factors affecting the supply and demand for dry bulk vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for tonnage capacity include:

•	demand for cargoes (e.g., coal, raw materials, agricultural products and steel products for bulkers);

•	supply of cargoes;

•	continuing growth of industrialization in the emerging countries;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	armed conflicts, acts of piracy and terrorism;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping activity and age of vessels in the existing world fleet;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the conversion of vessels from one type to another;

•	vessel casualties;

•	the number of vessels that are used for storage;

•	the number of vessels that are in or out of service; and

•	port or canal congestion and increased waiting days at port.

If the number of new vessels delivered exceeds the number of vessels being scrapped, lost and converted, tonnage capacity will increase. If the supply of tonnage capacity increases but the demand for tonnage capacity does not increase correspondingly, charter rates and vessel values could materially decline.

Downturns in the dry bulk vessels charter markets may have an adverse effect on our earnings, affect compliance with our existing and future loan covenants and our ability to pay dividends if reinstated in the future.

Charter rates for dry bulk vessels have declined sharply since the highs of 2008. The increase of supply (because of the newbuilding deliveries) and the decrease of demand (because of the decrease in world production and/or consumption) drove down charter rates during the period from 2009 to 2012. Freight rates started falling during the fourth quarter of 2008 and weakened gradually to the lowest level in September 2009 followed by a steady upturn in the fourth quarter of 2009; however freight rates remained at low levels during 2010, especially the second half of the year. The dry bulk market showed an even sharper drop during 2011 (with an average BDI of 1548 compared to 2758 in 2010). The dry bulk market further decreased during 2012, with an annual average BDI of 920. This decrease is reflected on the Panamax 4 Time Charter routes, which was at an average of about $7,684 per day during 2012, representing a fall of about 45% as compared with the average daily BPI index of 2011. If the market remains at or below these levels, it will have a negative effect on our earnings. We endeavor to charter vessels in our fleet under period charters with floor hire rates plus profit sharing elements in order to benefit from a potential increase in the charter market. However, we cannot assure you that we will be able to enter into such period charters with upside potential.

Our impairment analysis on long lived assets and goodwill performed for the years ended December 31, 2012 and 2011 resulted in impairment losses of $7.1 and $234.1 million (continuing and discontinued operations), respectively. However, the current assumptions used and the estimates made are highly subjective and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record additional impairment charges in future periods, which may be material.

Disruptions in world financial markets, global economic weakness and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Many parts of the world experienced deteriorating economic trends and were in a recession in 2008 and 2009 and continued to experience weakness in 2010, 2011 and 2012. Despite recent signs of recovery, the outlook for the world economy remains uncertain. General market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece, Portugal, Cyprus, Spain and Ireland defaulting on their governments’ financial obligations. In addition, continued hostilities in the Middle East and recent tensions in North Africa could adversely affect the economies of the United States and other countries.

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

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general unwillingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependant on the availability of credit to finance its operations, it has been negatively affected by this decline. As of December 31, 2012, our outstanding indebtedness was $152.3 million, excluding the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes.

In addition, the future availability of borrowings under our credit facility with Piraeus Bank (CPB loan), which currently is restricted due to the Company’s violation of certain covenants under the credit facility, may be affected by the agreement by the country of Cyprus in March 2013 to restructure and recapitalize its banks in connection with its rescue package from the European Commission, European Central Bank and International Monetary Fund. Among other provisions, it was agreed that certain assets and liabilities of Cyprus Popular Bank Public Co. Ltd., which, as previously discussed, was subsequently acquired by Piraeus Bank, would enter into receivership and the remaining assets and liabilities would be transferred to the Bank of Cyprus. If we are unable to borrow under this facility, we may need to seek other sources of financing which may be unavailable or may be more costly than our current facilities or subject us to more restrictions, which may have a material adverse impact on our ability to finance acquisitions of vessels or other assets or otherwise operate our business.

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

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Cyprus, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the roles of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (OECD) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. Recently, China began appointing new members to its Politburo Standing Committee, who are replacing members of the committee who have served for periods of up to 10 years, which obscures the future policy plans of the country. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

The value of our vessels may fluctuate, which may adversely affect our liquidity.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	increase/decrease in demand for vessels’ acquisitions;

•	the types and sizes of available vessels;

•	increase/decrease in the supply of tonnage capacity;

•	expected newbuilding deliveries and future market expectations;

•	the cost of newbuildings;

•	scrap price (particularly for older vessels);

•	availability of acquisition finance;

•	prevailing charter rates; and

•	technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the dry bulk vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be adversely affected. Furthermore, our existing debt agreements contain, and our future debt agreements may contain, financial covenants based on a security cover ratio. We are currently in breach of the security cover ratio under our debt arrangements (see “Item 5.—Operating and Financial Review and Prospects—Liquidity and Capital Resources”) and we may violate similar covenants in any future debt agreements if the value of our vessels decrease significantly. Any such violation would materially and adversely affect our financial condition.

An oversupply of dry bulk vessel capacity may lead to further reductions in charter rates,and disproportionately affect older vessels, which could materially adversely affect our profitability.

The market supply of dry bulk vessels has been increasing, and the carrying capacity (measured in dwt) on order is at a historically high level. As of July 2013, approximately 126 million dwt of dry bulk vessels are on order, representing approximately 18% of the existing fleet. This may lead to an oversupply of dry bulk vessel capacity, resulting in a reduction of charter rates and a decrease in the value of our dry bulk vessels. Even in the case of high order cancellations and high delayed deliveries, new deliveries are expected to be higher than usual and it is unclear whether this increase of supply will be absorbed by the increase of demand. Significant fleet expansion would cap rate levels over the next couple of years. The reduction in rates may affect the ability of our customers who charter our dry bulk vessels to make charter hire payments to us. This and other factors affecting the supply and demand for dry bulk vessels are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

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

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 to 2013, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, the Arabian Sea, the Northern Indian Ocean and, in particular, West Africa, with dry bulk vessels and tankers particularly vulnerable to such attacks. No security incidents for the Company took place during 2012 or to date in 2013. A recent and significant example of the heightened level of piracy came in July 2013, when a boat claiming to be a Nigerian navy boat contacted a chemical tanker not affiliated with us in West Africa through the vessel’s communication system (VHF) to ascertain details of the vessel’s cargo and route. Subsequent to this contact, the boat approached the vessel to demand boarding. When boarding was denied, the boatmen opened fire into the air. The boat was deterred following the vessel’s use of the alarm system. Additionally, in June 2013, a vessel not affiliated with us was reported hijacked in the Gulf of Aden and 14 crew members were taken hostage. For unknown reasons, the pirates released the vessel. Following the incident, the crew and vessel were reported to be safe. Further, in July 2013 and March 2013, a bulk carrier and an oil tanker, respectively, each of which not affiliated with us, were approached by skiffs in the Gulf of Aden. In each instance, alarms and warning shots deterred the skiffs from hijacking the vessels. In October 2012, the M/T Arowana United, a vessel not affiliated with us, was also hijacked while at port in Malaysia. Eight crew members were rescued near Pulau Natuna, Indonesia and 650,000 litres of marine fuel worth $400,000 USD was seized. In May 2012, pirates armed with automatic weapons chased a crude oil tanker, a vessel not affiliated with us, near 250nm SE of Ras Al Madrakah, Oman, successfully boarded and hijacked the vessel, and took 26 crew members hostage. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. In addition, when the vessel is seized by pirates, the charterer may withhold charter payments until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. Despite the fact that our vessels are covered against such risks, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention and/or hijacking of our vessels as a result of an act of piracy, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

It has also been observed that piracy incidents have increased dramatically in West Africa, where pirates and other criminals are often violent. In West Africa, pirates have attacked, hijacked and robbed vessels as well as kidnapped crews along the coast, rivers, anchorages, ports and surrounding waters. There have been 34 reported incidents in the region during the period of January 2013 to July 2013, compared to one reported incident during 2012, with attacks occurring as far as 120nm from the coast.

Increases in fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not our largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability and may also affect our charterer’s profitability where vessels are employed on time charter. As a result, it may be difficult for us to realize on our receivables and/or our charterers may be unable to fulfill their obligations under their charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental and safety laws and regulations that can adversely affect the cost, manner or feasibility of doing business and consequently our results of operations.

The shipping business and vessel operations are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions or other pollution. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Compliance with these laws and regulations, as well as with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures; affect the resale value or useful lives of our vessels; require reductions in cargo capacity, ship modifications or other operational changes or restrictions; lead to reduced availability of insurance coverage or increased policy costs; or result in denial of access to certain jurisdictional ports or waters, or detention in certain ports. In order to satisfy any such requirements, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

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

Government regulation of vessels, particularly environmental and safety requirements, may become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Additional legislation or amendments to existing legislation is expected in areas such as ship recycling, garbage management, energy efficiency, sewage systems, air emission control (including emission of greenhouse gases) and ballast treatment and handling. For example, amendments to revise the regulations of the International Convention for the Prevention of Pollution from Ships, or MARPOL, regarding the prevention of air pollution from ships were approved and formally adopted by the Marine Environment Protection Committee, or MEPC, in October 2008. The amendments establish a series of progressive standards limiting the sulfur content in fuel oil and new tiers of nitrogen oxide emission standards for new marine diesel engines. The amendments entered into force in July 2010 and we incurred significant costs for compliance. The amendments implement a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel and the Turkish inland waters (when berthed at Turkish Ports). Waters off of the North American coast were established as an ECA on August 1, 2012, and the United States Caribbean Sea ECA came into force on January 1, 2013, with an effective date of January 1, 2014. These ECAs will limit sulfur oxide (SOx), nitrogen oxide (NOx) and particulate matter emissions.

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

For all vessels, including those operated under our fleet, at present, international liability for bunker oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of July 31, 2013 was in effect in 72 countries. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

In addition to other climate-related risks set forth in this “Risk Factors” section, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide and methane. In the United States, the United States Environmental Protection Agency (“U.S. EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry). The U.S. EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined below, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which was expected to report back to its Marine Environment Protection Committee (“MEPC”) in late 2012. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global emissions reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping.

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

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the European Union will take in this regard in future. As of January 31, 2013 the European Commission has stopped short of proposing that emissions from ships be included in the European Union’s emissions-trading scheme (ETS). However, on October 1, 2012 the European Commission announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process.

We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The IMO is also introducing the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The measures came into effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. These measures set a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, which the industry will have to comply with. The failure of a shipowner or bareboat charterer to comply with the ISM Codeor IMO measures may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. As of the date of this report, each of our vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Our vessels and/or the cargoes carried on board our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which could adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. Any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert the attention of management from our business. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of revenue while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. For example, on October 8, 2010, the Grand Rodosi, one of our bulk carriers, which has since been redelivered to Lemissoler, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damages were incurred, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance. The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to reinstate the payment of dividends.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of our dry bulker fleet is 17.5 years. Most dry bulk vessels have an expected life ranging between 25 to 30 years, subject to market conditions and employment status of the vessels. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. In addition, older vessels could have loan obligations in excess of their scrap value. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with International Convention for the Safety of Life at Sea, or SOLAS. Our fleet is currently enrolled with Bureau Veritas and Registro Italiano Navale (“RINA”).

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

We conduct our operations worldwide, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In addition, continuing conflicts and recent developments in North Africa and the Middle East and future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. The cost of vessel security measures has also been affected by the dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area, which could have a significant financial impact on us. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. We insure against these losses to the extent practicable, but the risk remains that uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

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

Recently, the scope of sanctions imposed against Iran and persons engaging in certain activities or doing certain business with or involving Iran has been expanded by a number of jurisdictions, including the United States, the EU, and Canada. The EU has strengthened sanctions against Iran by prohibiting a wider universe of transactions and activities involving Iran. The EU sanctions against Iran now prohibit the transportation of petroleum as well as petrochemical products from Iran. CISADA, enacted by the United States, also strengthens existing U.S. sanctions against Iran, and, inter alia, provides for the imposition of sanctions against foreign (non-U.S.) entities that transport or otherwise supply refined petroleum products (“RPP”) to Iran. U.S. Executive Order 13590 expands and adds to the universe of activity triggering sanctions under CISADA.

In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, president Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

We are monitoring developments in the United States, the EU and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries or entities subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent tankers from calling on ports in sanctioned countries or could limit their cargoes and could also expose us to sanctions based on the activities of the vessels while the vessels are chartered out to third parties, even though we do not control such third parties.

We constantly keep abreast of legal developments in the economic sanctions and trade restrictions area, and we adjust our compliance programs and internal policies accordingly. We believe that we are and have been in compliance with all applicable laws, including all laws impacting the trade of our vessels with Iran and other countries identified by the United States as state sponsors of terrorism or as engaging in activities related to nuclear proliferation, and we intend to maintain such compliance. Our vessels are not authorized to engage in unlawful trade, or, save for vessels acquired while already on charter, any sanctions-triggering activity. Moreover, our vessels’ trade with the foregoing countries is infrequent, and the revenue we derive from such activity is de minimus. Additionally, our vessels are not chartered to entities that have been designated as sanctions targets by the United States or the European Union. The Company has not been involved in business to and from Cuba, Syria or the Sudan during the period of January 1 through December 31, 2012.

In an affirmative step to guard against violations and to prevent our vessels from engaging in any sanctions-triggering trade, we now include provisions in all of our new charters designed to prevent our charter parties from violating applicable laws relating to existing sanctions and from engaging in sanctions-triggering activity.

As it relates to Iran, the provisions in the charter parties/contracts for our vessels contain exclusions that prohibit the use of our vessels in unlawful and/or sanctions-triggering trade with Iran, or requesting our prior confirmation, not to be unreasonably withheld. Therefore, should any vessel be instructed by her time charterers to call in Iran and our confirmation is required, we ask our charterers to provide clear evidence that neither the transportation, loading nor discharge of the cargo, nor the parties involved, will result in or be subject to any sanctions, respectively. Furthermore, we provide this information to the vessel’s Protection & Indemnity Association (“P&I Association”), a third party liability insurer, asking for legal and/or expert advice.

During 2013, the Newlead Markela, which was already subject to a long-term charter signed in 2007 before our 2010 acquisition of the vessel, and which did not contain the provisions/exclusions to prohibit the use of the vessel in sanctions-triggering trade with Iran, was instructed by her time charterers, who are disponent owners, to call at a port of Iran once and a port of Sudan once. In both cases, the charterers conducted the relevant due diligence in cooperation with their P&I Association in order to confirm that the loading, discharge and transportation of the cargo and the parties involved would not result in, or would not be subject to, any sanctions, respectively. Following this review, on January 24, 2013 the Newlead Markela arrived at Iran’s Bandar Abbas port to load a cargo of about 54,304 MT of iron ore which was discharged to China, and departed on February 3, 2013. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, were subject to any sanctions. Furthermore, on June 15, 2013, this same vessel called Port Sudan to discharge a cargo of about 62,984 MT of wheat which had been loaded at the port of Prince Rupert, Canada. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, were subject to any sanctions. During 2012, the same vessel was instructed by her time charterers to call Iran twice. After the time charterers instructed the vessel to call Iran, we asked them to provide us with all necessary information regarding the ports of call, cargo and parties involved, in order to conduct the relevant due diligence. Furthermore, we referred to our P&I Association in order to confirm that the loading, discharge or transportation of the cargo and parties involved would not result in, or would not be subject to, any sanctions, respectively. The information was provided to our P&I Association and the facts were reviewed by a legal expert, appointed by the P&I Association, who advised that neither the transportation, loading nor discharge of the cargo nor the parties involved were subject to any sanctions. Furthermore, we presented all relevant information to our War Risks Association (in the form of a standard questionnaire), who, after reviewing the facts, insured the vessel for the proposed voyages. Therefore, on October 14, 2012, the vessel arrived at Bandar Imam Khomeini in order to discharge a cargo of 61,602,90 tons of maize in bulk which had been loaded in Paranagua, Brazil. The vessel departed from Bandar Imam Khomeini on October 23, 2012. On October 26, 2012, the vessel arrived at Bandar Abbas in order to load a cargo of 70,351,648 MT of iron ore in bulk and departed on the October 31, 2012. The vessel discharged the cargo of iron ore in Lianyungang, China. Neither the transport, loading nor discharge, nor the parties involved, were subject to any sanctions. In addition, during 2011, the same vessel was instructed by her time charterers to arrive in Iran from June 4 to June 14, 2011 in order to discharge approximately 60,000 tons of soya beans. Although this vessel arrived in Iran, neither the transportation nor discharge of the soya beans, nor the parties involved, were subject to any sanctions.

Despite the fact that we avoid any sanctioned activity with Iran and all other countries which are subject to sanctions, there is nevertheless some risk that the charter parties may engage in activity that could (indirectly) cause us to violate applicable law, expose us to sanctions under CISADA and any similar laws, and, as a consequence, cause reputational and other damage that could have a material adverse impact on our business and operations. Any such violation could result in fines, penalties, or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not invest in us. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Where trade exclusions with respect to Iran do not exist in our charter parties, we affirmatively notify charterers of our vessels that they themselves could face sanctions if they use our vessels in sanctions triggering trade with Iran.

Because our management team has no experience in corporate ventures outside of the shipping industry, there is a risk that new business arrangements may fail.

The members of our management team have no experience operating a company outside of the shipping industry. As a result, our management’s decisions and choices may not take into account standard approaches that companies in other industries in which we may try to enter commonly use. For example, management’s inexperience in the commodities industry led to errors in the transaction in which we acquired 3,750 grams of nickel wire in exchange for common shares of the Company, which was subsequently unwound. For more information about our purchase of nickel wire, please see “Item 5.−Operating and Financial Review and Prospects−Recent Developments.” Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in business ventures outside of the shipping industry.

Risks Relating to Our Coal Business

During 2012, we entered into a variety of transactions in order to develop a commodities sector of our business. We have entered into a joint venture arrangement and we have established a new entity with J Mining & Energy Group for the purchase and trading of coal. As of August 30, 2013, our coal operations have not yet commenced.

Further, we have entered into agreements (i) to acquire title and mineral excavation rights to 7,695 acres of land in Kentucky, USA (ii) to acquire ownership and leasehold interests in 18,335 acres in Tennessee, USA containing coal and natural gas and other natural resources and (iii) to supply coal to certain creditworthy counterparties. The transactions are subject to the delivery of certain definitive agreements and other closing conditions. The Company has not yet obtained the necessary financing to satisfy payment under these agreements and, as a result, the transactions did not close on their intended closing dates, and as of August 30, 2013, have still not closed. As a result, our coal mining business has not yet commenced operations. In addition to the properties located in Kentucky and Tennessee, the Company is also in discussions for the acquisition of additional coal properties. However, there is no assurance that any such discussions will result in an agreement. While we hope to finalize the acquisitions and begin mining operations as soon as possible, there is no assurance that our coal business will begin operating in the near future, or at all.

Our coal distribution business is operated as a joint venture. Our joint venture is restricted in operational flexibility and actions taken by our joint venture partners may negatively affect us and our ability to realize benefits from our joint venture.

In April 2012, our U.S. subsidiary entered into a joint venture arrangement with J Mining & Energy Group to purchase thermal coal (used in power plants for electricity generation and other industrial uses) located in Kentucky, USA.  The joint venture has entered into agreements to purchase certain quantities of thermal coal with specified minimum qualities (after processing at the mine by the mine operator) over a five-year period. One of our subsidiaries and our joint venture partner each hold a 50% interest in the joint venture.

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

We partially rely on third parties for the coal that we will sell to our customers. Disruptions in the quantities of coal produced by our coal suppliers could impair our ability to fill customer orders.

We partially rely on third party suppliers to source the coal that we will sell to our customers. Operational difficulties at mines operated by third parties from whom we purchase coal, changes in demand for contract miners from other coal producers and other factors beyond our control could affect the availability, pricing, and quality of coal produced for or purchased by us. Although our contractual agreements are long term in nature, such contractual arrangements by themselves cannot fully mitigate such risks related to sourcing our coal from third parties. Disruptions in the quantities of coal produced for or purchased by us could impair our ability to fill our customer orders or require us to purchase coal from other sources in order to satisfy those orders. If we are unable to fill a customer order or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose customers and our operating costs could increase.

We have not received the necessary financing to satisfy payment under our agreements to acquire the Kentucky and Tennessee properties, and there is no assurance we will do so in the near future, or at all.

We have entered into agreements (i) to acquire title and mineral excavation rights to approximately 7,695 acres of land in Kentucky, USA and (ii) to acquire ownership and leasehold interests in 18,335 acres in Tennessee, USA containing coal and natural gas and other natural resources. The transactions are subject to the delivery of certain definitive agreements and other closing conditions. The Company has not yet obtained the necessary financing to satisfy payment under these agreements and, as a result, the transactions did not close on their intended closing dates, and as of August 30, 2013, have still not closed. Certain parties to whom we owe obligations under these agreements previously agreed to forbear from pursuing the rights and remedies available to them under the terms of the agreements, subject to satisfactory completion of ongoing obligations to be performed by the Company. NewLead was required, among other things, to pay an aggregate of $0.85 million per month through May 2013, which payments were to be credited against a $66.0 million aggregate acquisition price. At that time, the initial aggregate acquisition price of the properties of approximately $40.0 million became payable in nine monthly installments. We have been unable to meet our obligations under these forbearance arrangements and are currently in default under such agreements. If such continued forbearance is not secured, the noteholders and/or sellers, as applicable, shall have the right to enforce any and all rights available to them, including recovery of the full amount of the obligations owed and foreclosure on collateral thereunder. The Company is currently seeking financing for the $66.0 million aggregate acquisition price. While NewLead signed a preliminary term sheet with a lending party to fund this acquisition, no assurance can be provided that this or any other party will be able to provide the financing required on favorable terms or in the timeline required under the forbearance arrangements, if at all. If appropriate financing is not secured, the transactions will not close, and, unless alternative terms are negotiated, the Company may be liable for damages and any and all amounts owed.

We may be liable for the actions of third parties who may in the future extract commodities from properties owned by us.

The properties located in Kentucky and Tennessee include resources such as natural gas, timber, sand, gravel, fly ash and dimension stone. We expect third parties to extract some of these commodities on the properties and pay royalties to NewLead. If NewLead should enter into an agreement to acquire ownership of the properties, NewLead may liable for actions of third parties extracting commodities on NewLead’s properties. If NewLead extracts the commodities itself, it would be liable for its activities related to its extraction operations.

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

The mining business is capital intensive and we may not be able to commence operations or have access to the capital required to reach full productive capacity at our future mines, should they become operational.

Our future mining operations, if any, are expected to be capital intensive due to construction of new infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of coal reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations may require substantial capital expenditures. We cannot assure you that we will be able to successfully commence any mining operations or be able to generate sufficient production levels or generate sufficient cash flow, or that we will have access to sufficient financing to commence or continue our production, exploration, permitting and development activities and we may be required to defer all or a portion of our future capital expenditures. The Company is currently seeking financing for the aggregate acquisition price of the Kentucky and Tennessee properties, and there is no assurance that we will secure the required financing to finalize the acquisitions or fund required capital intensive activities on a timely basis, or at all. Our results of operations, business and financial condition may be materially adversely affected if we cannot make such capital expenditures.

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

Gas-fueled generation has the potential to displace coal-fueled generation, particularly from older, less efficient coal-powered generators. We expect that many of the new power plants needed to meet increasing demand for electricity generation will be fueled by natural gas because gas-fired plants are cheaper to construct and permits to construct these plants are easier to obtain as natural gas is seen as having a lower environmental impact than coal-fueled generators. In addition, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Many states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal.

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

Our profitability in part depends upon the coal supply agreements we have with our customers. Changes in purchasing patterns in the coal industry could make it difficult for us to extend our existing coal supply agreements or to enter into new agreements in the future.

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

If we sell a portion of our coal production under long-term coal supply agreements, our ability to capitalize on more favorable market prices may be limited. Conversely, at any given time we may be subject to fluctuations in market prices for the quantities of coal that we will produce without commitments. As described above in the risk factor titled “Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our business, results of operations and financial position,” the market prices for coal may be volatile and may depend upon factors beyond our control. Our profitability may be adversely affected if we are unable to sell any of the coal we have sourced under our supply arrangements at favorable prices or at all.

Failure to meet certain provisions in our coal supply agreements could result in economic penalties.

Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as heat value, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, purchasing replacement coal in a higher priced open market, the rejection of deliveries or termination of the contracts. In some of the contract price adjustment provisions, failure of the parties to agree on price adjustments may allow either party to terminate the contract. Many agreements also contain provisions that permit the parties to adjust the contract price upward or downward for specific events, including inflation or deflation, and changes in the laws regulating the timing, production, sale or use of coal. Moreover, a limited number of these agreements permit the customer to adjust the price of the contract in the event of market changes in the coal industry, which would increase the price of coal beyond specified amounts.

Unexpected decreases in availability of supplies, such as equipment or raw materials, or increases in the costs thereof, could significantly impair our operating results.

Our operations are dependent on reliable supplies of mining equipment, replacement parts, explosives, diesel fuel, tires, magnetite and steel-related products (including roof bolts). If the cost of any mining equipment or key supplies increases significantly, or if they should become unavailable due to higher industry-wide demand or less production by suppliers, there could be an adverse impact on our cash flows, results of operations or financial condition.

Coal mining is subject to inherent risks and our operations may be affected by conditions or events beyond our control, which could cause our quarterly or annual results to deteriorate.

Our future coal mining operations will be subject to conditions or events beyond our control that could disrupt operations, affect production and the cost of mining for varying lengths of time and have a significant impact on our operating results. These conditions or events include:

•	variations in thickness of the layer, or seam, of coal;

•	variations in geological conditions;

•	amounts of rock and other natural materials intruding into the coal seam;

•	equipment failures and unexpected major repairs;

•	unexpected maintenance problems;

•	fires and explosions from methane and other sources;

•	accidental mine water discharges or other environmental accidents;

•	other accidents or natural disasters; and

•	weather conditions.

A shutdown of the mines we intend to acquire or prolonged disruption of production or transportation of our coal to customers would result in a decrease in our revenues and profitability, which could be material. Our insurance does not cover every potential risk associated with our operations. Adequate coverage at reasonable rates is not always obtainable. In addition, our insurance may not fully cover our liability or the consequences of any business interruptions such as equipment failure or labor disputes. The occurrence of a significant event not fully covered by insurance could have an adverse effect on our business, results of operations, financial condition and prospects.

We face numerous uncertainties in estimating our economically recoverable coal reserves and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

Forecasts of our future performance are based on, among other things, estimates of our future recoverable coal reserves, if any, on the properties we seek to acquire. Reserve information is typically based upon on engineering, economic and geological data assembled and analyzed by third parties. Reserve estimates as to both quantity and quality are generally updated from time to time to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves necessarily depend upon a number of variable factors and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions include:

•	Geologic and mining conditions, which may not be fully identified by available exploration data;

•	Future coal prices, operating costs and capital expenditures;

•	Severance and excise taxes, royalties and development;

•	Future mining technology improvements;

•	The effects of regulation by governmental agencies;

•	Ability to obtain, maintain and renew all required permits;

•	Employee health and safety; and

•	Historical production from the area compared with production from other producing areas.

As a result, actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves. Any material inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability which could materially adversely affect our ability to pay distributions to our shareholders.

The success of our operations depends upon our ability to obtain necessary permits to mine all of our coal reserves.

These include permits issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing mine development or operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens’ claims to challenge the issuance or renewal of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued in a timely fashion or renewed at all, or permits issued or renewed may not be maintained, may be challenged or may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would have a material adverse effect on our results of operations, business and financial position, as well as the ability to pay distributions to our shareholders.

Our operations could be adversely affected if we are unable to obtain required surety bonds.

Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. Certain insurance companies, along with other participants in the coal industry, no longer provide surety bonds for workers’ compensation and other post-employment benefits without collateral. We intend to satisfy our obligations under these statutes and regulations by providing letters of credit, cash collateral or other assurances of payment. However, letters of credit can be significantly more costly to us than surety bonds. If we are unable to secure surety bonds for these obligations in the future, and are forced to secure letters of credit indefinitely, our profitability may be negatively affected. On May 1, 2012, the Federal Office of Surface Mining Reclamation notified the State of Kentucky that it believes Kentucky’s bonding program is insufficient. The resolution of this issue could cause bonding costs for new or existing operations to increase.

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

Considerable uncertainty is associated with these air emissions initiatives. The content of regulatory requirements in the United States is in the process of being developed, and many new regulatory initiatives remain subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fueled power plants and other traditional users of coal. As a result, these power plants and other users of coal may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low sulfur coal, possibly reducing future demand for coal and a reduced need to construct new coal-fueled power plants and other facilities that use coal. The EIA’s expectations for the coal industry assume there will be a significant number of as yet unplanned coal-fired plants built in the future which may not occur. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal.

Increased regulation relating to environmental protection , health and safety and other matters may impose significant costs on us, and future requirements could limit our ability to produce coal at a competitive price.

Our future mining operations will be subject to extensive federal, state and local regulations with respect to matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant, wildlife and wetland protection;

•	blasting operations;

•	the management and disposal of hazardous and non-hazardous materials generated by mining operations;

•	the storage of petroleum products and other hazardous substances;

•	reclamation and restoration of properties after mining operations are completed;

•	discharge of materials into the environment, including air emissions and wastewater discharge;

•	surface subsidence from underground mining; and

•	the effects of mining operations on groundwater quality and availability.

Within the last few years the industry has seen enactment of the federal Mine Improvement and New Emergency Reponse Act (“MINER Act”) and subsequent additional legislation and regulation imposing significant new safety initiatives and the Dodd-Frank Act imposing new mine safety information reporting requirements. Various states also have enacted their own new laws and regulations imposing additional requirements related to mine safety. The coal industry is also affected by significant legislation mandating specified benefits for retired miners. These new laws and regulations will cause us to incur substantial additional costs, which will adversely impact our operating performance.

Regulation of greenhouse gas emissions as well as uncertainty concerning such regulation could adversely impact the market for coal and the regulation of greenhouse gas emissions may increase our future operating costs and negatively affect us.

While climate change legislation in the U.S. is unlikely in the next several years, the issue of global climate change continues to attract considerable public and scientific attention with widespread concern about the impacts of human activity, especially the emissions of greenhouse gases (GHGs), such as carbon dioxide and methane. Combustion of fossil fuels, such as the coal and gas we produce, results in the creation of carbon dioxide emissions into the atmosphere by coal and gas end users, such as coal-fired electric power generation plants. Numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government that are intended to limit emissions of GHGs. Several states have already adopted measures requiring reduction of GHGs within state boundaries. Internationally, the Kyoto Protocol, which set binding emission targets for developed countries. Although the United States has not ratified the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change (“UNFCCC”), which became effective for many countries in 2005 and establishes a binding set of emission targets for greenhouse gases, the United States is actively participating in various international initiatives within and outside of the UNFCCC process to negotiate developed and developing nation commitments for GHG emission reductions and related financing. Regulation of GHGs could occur in the United States pursuant to the Environmental Protection Agency (EPA) regulation under the Clean Air Act. On December 23, 2010 the EPA announced that it will propose standards for GHG emissions for gas, oil and coal fired power plants in July 2011 and issue final standards in May 2012. These proposed standards were published in March 2012. Congress actively considered in the past, and may consider in the future, legislation that would establish a nationwide GHG emissions cap-and-trade or other market-based program to reduce GHG emissions. In advance of federal action, state and regional climate change initiatives, such as the Regional Greenhouse Gas Initiative of eastern states, the Western Regional Climate Action Initiative, and recently enacted legislation in California and other states are taking effect before federal action. In addition, some states and municipalities in the United States have adopted or may adopt in the future regulations on GHG emissions. Some states and municipal entities have commenced litigation in different jurisdictions seeking to have certain utilities reduce their emission of CO2.

Apart from governmental regulation, on February 4, 2008, three of Wall Street’s largest investment banks announced that they had adopted climate change guidelines for lenders. The guidelines require the evaluation of carbon risks in the financing of electric power generation plants which may make it more difficult for utilities to obtain financing for coal-fired plants.

If comprehensive regulation focusing on GHGs emission reductions is adopted for the United States by the EPA or in other countries where we sell coal, or if utilities were to have difficulty obtaining financing in connection with coal-fired plants, it may make it more costly to operate fossil fuel fired (especially coal-fired) electric power generation plants and make fossil fuels less attractive for electric utility power plants in the future. Depending on the nature of the regulation or legislation, power generation through natural gas or other means could become more economically attractive than coal-fueled power generation. Apart from actual regulation, uncertainty over the regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction in the amount of coal or possibly natural gas consumed by domestic electric power generators as a result of actual or potential regulation of greenhouse gas emissions could decrease demand for fossil fuels we intend to provide, thereby reducing our future revenues and materially and adversely affecting our business and results of operations. Our customers may also have to invest in carbon dioxide capture and storage technologies in order to burn coal or natural gas and comply with future GHG emission standards.

Our future mining operations may adversely impact the environment which could result in material liabilities to us.

The processes required to mine coal may cause certain impacts or generate certain materials that might adversely affect the environment from time to time. Certain of our future mining operations may use hazardous and other regulated materials and may generate hazardous wastes. We may be subject to claims under federal and state statutes and/or common law doctrines for penalties, toxic torts and other damages, as well as for natural resource damages and for the investigation and remediation of soil, surface water, groundwater, and other media under laws such as the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), commonly known as Superfund, or the Clean Water Act.

Liability may be strict, joint and several, so that we, regardless of whether we caused contamination, may be held responsible for more than our share of the contamination or other damages, or even for the entire share. These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to regulated materials or wastes associated with our operations, could result in costs and liabilities that could adversely affect us.

Because our management team has no experience in mineral exploration and does not have formal training specific to the technicalities of mineral exploration, there is a risk that our coal business may fail.

The members of our management team have no experience operating a mining company and do not have formal training as geologists, engineers or in the technical aspects of management of a mining company. As a result, our management’s decisions and choices may not take into account standard engineering or managerial approaches that mining companies commonly use. In addition, we will have to rely on the technical services of others with expertise in mining in order for us to exploit our properties. If we are unable to contract for the services of such individuals, it will make it difficult and maybe impossible to pursue our business plan. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

Certain of our customers may seek to defer contracted shipments of coal, which could affect our results of operations and liquidity.

In an economic downturn, certain customers may seek to delay shipments or request deferrals under existing agreements. There is no assurance that we will be able to resolve existing and potential deferrals on favorable terms, or at all. Any such deferrals may have an adverse effect on our business, results of operations and financial condition.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Many utilities have sold their power plants to non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear on payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, some of our customers may be affected by the current economic downturn, which may impact their ability to fulfill their contractual obligations. Competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default. We may also enter into contracts to supply coal to energy trading and brokering companies under which those companies sell coal to end users. If the creditworthiness of the energy trading and brokering companies declines, this would increase the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of these energy trading and brokering companies. An inability to collect payment from these counterparties may materially adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders.

We intend to operate our mines with a limited work force. Our ability to operate a mine efficiently and profitably could be impaired if we lose key personnel or fail to continue to attract qualified contractors.

We will manage our business with a number of key personnel at each location, including key contractors. In addition, to the extend and as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel and contractors. We cannot be certain that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders.

We will operate our future mines with a work force that will be contracted through our operators. We do not expect our contractors’ employees to be members of unions, but that work force may not remain non-union in the future.

We do not expect our contractors’ employees to be represented under collective bargaining agreements. However, that work force may not remain non-union in the future, and proposed legislation such as the Employee Free Choice Act, could, if enacted, make union organization more likely. If some or all of our future operations were to become unionized, it could adversely affect our productivity, increase our labor costs and increase the risk of work stoppages at our mining complexes. In addition, even if we were to remain non-union, our operations may still be adversely affected by work stoppages at our facilities or at unionized companies, particularly if union workers were to orchestrate boycotts against our operations.

A shortage of skilled mining labor in the United States could decrease our future labor productivity and increase labor costs, which would adversely affect our future profitability.

Efficient coal mining using complex and sophisticated techniques and equipment requires skilled laborers, preferably with at least one year of experience, and proficiency in multiple mining tasks, including mining equipment maintenance. Any shortage of skilled mining labor reduces the productivity of experienced employees who must assist in training unskilled employees. If a shortage of experienced labor occurs, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal, which could adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders.

Failures of contractor-operated sources to fulfill the delivery terms of their contracts with us could adversely affect our operations and reduce our profitability.

Within our normal mining operations, we will utilize contract miners for all of our coal. If any of the contract miners with whom we contract went bankrupt or were otherwise unavailable to provide their services, our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders could be materially adversely affected. We expect that our future contract miners will pass their costs to us. Our profitability or exposure to loss on transactions or relationships such as these is dependent upon a variety of factors, including the reliability of the third-party; the price and financial viability of the third-party; our willingness to reimburse temporary cost increases experienced by the third-party; our ability to pass on cost increases to customers; our ability to substitute, when economical, third-party coal sources with internal production or coal purchased in the market; and other factors.

Competition within the coal industry may adversely affect our ability to sell coal and excess production capacity in the industry could put downward pressure on coal prices.

We will compete with other producers primarily on the basis of price, coal quality, transportation cost and reliability of delivery. We cannot assure you that competition from other producers will not adversely affect us in the future. The coal industry has experienced consolidation in recent years, including consolidation among some of our major competitors. As a result, a substantial portion of coal production is from companies that have significantly greater resources than we do. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us. In addition, potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit coal producers operating in countries other than the United States, where our mining operations will be located. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable trading or other arrangements. We compete directly for United States and international coal sales with numerous other coal producers located in the United States and internationally, in countries such as Australia, China, India, South Africa, Indonesia, Russia and Colombia. Increases in coal prices could encourage the development of expanded capacity by new or existing coal producers, which could result in lower coal prices. As a result, our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders may be materially adversely affected.

Major equipment and plant failures could reduce our ability to produce and ship coal and materially and adversely affect our results of operations.

We will depend on several major pieces of equipment and plants to produce and ship our coal, including, but not limited to, preparation plants and loadout facilities. If any of these pieces of equipment or facilities suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation, or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost which would impact our ability to produce and ship coal and materially and adversely affect our results of operations, business and financial condition and our ability to pay distributions to our shareholders.

Risks Relating to Our Common Shares

Our common shares could be delisted from the NASDAQ Global Select Market, which could negatively impact the price of our common shares and our ability to access the capital markets.

Our common shares are currently listed on the NASDAQ Global Select Market, or NASDAQ. Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. The listing standards of NASDAQ provide, among other things, that a company may be delisted if the bid price of its stock decreases below $1.00 for a period of 30 consecutive business days and the company is unable to meet the minimum bid requirement within the period provided by NASDAQ Global Select Market.

As previously announced by us, on April 4, 2013, we received a letter from the NASDAQ Listing Qualifications Department notifying us that the minimum bid price per share for our common stock fell below $1.00 for a period of 30 consecutive business days and therefore we did not meet the minimum bid price requirement set forth in NASDAQ Listing Rule 5450(a)(1). We have been provided 180 calendar days, or until October 1, 2013, to regain compliance with the minimum bid price requirement. We can regain compliance if at any time during the 180-day period the closing bid price of our common stock is at least $1.00 for a minimum of 10 consecutive business days.

If we do not regain compliance with the minimum bid price rule by October 1, 2013, NASDAQ will provide written notification to us that our common stock will be delisted. At that time, we may appeal NASDAQ’s delisting determination. Alternatively, we may be eligible for an additional grace period of 180 days if we satisfy all of the requirements, other than the minimum bid price requirement, for listing on the NASDAQ Capital Market set forth in NASDAQ Listing Rule 5505. We continue to monitor the closing bid price of our common stock and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement.

If our common stock is delisted by NASDAQ, our common stock may be eligible to trade on the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our common stock. In addition, there can be no assurance that our common stock would be eligible for trading on any such alternative exchange or markets. There can be no assurance that we will meet the requirements for continued listing on the NASDAQ or whether any application to the NASDAQ Capital Market will be approved or that any appeal would be granted by the Listing Qualifications Panel.

Further declines in the trading price of our common stock may cause us to fail to meet certain of the continuing listing standards of the NASDAQ, which could result in the delisting of our common shares. If our shares cease to be traded on the NASDAQ or on another national securities exchange, the price at which you may be able to sell your common shares of the company may be significantly less than their current trading price or you may not be able to sell them at all.

Our failure to prepare and file timely our periodic reports with the SEC limits us from accessing the public markets to raise debt or equity capital.

We did not file this Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”) within the time frame required by the SEC. Following our entry into a Nickel Purchase Agreement with N.M. Kandilis S.A., PricewaterhouseCoopers Auditing Company S.A. (“PwC”), asked our audit committee to commence an independent investigation with the following scope:  (i) conduct an investigation of the transaction between us and N.M. Kandilis S.A. within the scope of Section 10A of the Securities Exchange Act of 1934, as amended, (ii) investigate the origin of the 3,750 grams of nickel wire acquired by us (the “Nickel”), including its transfer from a Russian entity, its importation into the United Kingdom, the manner of its clearance through UK customs and whether N.M. Kandilis S.A. had proper title to the Nickel to effect the transaction, (iii) assess and report on the integrity of our management regarding the acquisition of the Nickel, (iv) assess whether we acquired legal ownership and good title of the Nickel and (v) advise as to any appropriate remedial action to be taken. The audit committee agreed with PwC’s request, and hired Debevoise & Plimpton LLP (“Debevoise”) to conduct the investigation.  See “Item 5. Operating and Financial Review and Prospects—Recent Developments— Nickel Wire Transaction”. Our and Debevoise’s investigation into the transaction precluded us from filing our annual report on this As a result of our failure to file ourForm 20-F by the filing date required by the SEC (including the grace period permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended). As a result, we are not eligible to use our current shelf registration statement on Form F-3 (or file a new Form F-3 registration statement) to conduct registered public offerings until our filings with the SEC have been timely made for a full year (assuming the other eligibility criteria are satisfied at that time). Our ineligibility to use Form F-3 during this time period will have a negative impact on our ability to quickly access the public capital markets because, if we wanted to raise capital on a registered basis, we would be required to file a long-form registration statement and wait for the SEC to declare such registration statement effective.

We may not be able to maintain our NASDAQ Global Select Market listing due to non-filing and/or late filing of periodic reports.

We had not filed our Form 20-F before the due date of April 30, 2013 and therefore did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing. Consequently, on May 16, 2013, we received a notice from NASDAQ (the “NASDAQ Letter”) stating that we were not in compliance with NASDAQ Listing Rule 5250(c)(1) (the “Rule”) because we did not timely file our Form 20-F with the SEC. NASDAQ Listing Rule 5250(c)(1), in pertinent part, requires us to timely file all required periodic reports and other documents with the SEC. The NASDAQ Letter requested that we submit a plan to regain compliance with the Rule by July 15, 2013.

On July 10, 2013, we submitted to NASDAQ a plan to regain compliance with the Rule. After reviewing the Company’s plan to regain compliance, on August 5, 2013, NASDAQ granted an exception to enable the Company to regain compliance with the Rule. Under the terms of the exception, the Company must file its Form 20-F on or before September 2, 2013. As we are filing the Form 20-F before that date, we did not receive a notice of delisting of our common stock from NASDAQ.

Our restructuring efforts to strengthen our financial position and reduce our debt may adversely affect our common shareholders through dilution or complete loss in value.

We may continue to effect various transactions to restructure our capital structure and reduce our debt service obligations, which may include additional issuances of equity securities in exchange for our indebtedness. In addition, as part of the restructuring, certain of our indebtedness continues to remain outstanding, and the agreements relating to such indebtedness contain various restrictive covenants. Any debt that remains outstanding or we may incur as part of the continued restructuring will remain senior in right of payment over our common shares.

In connection with our restructuring efforts, we have issued an aggregate of approximately 421.0 million common shares from January 1, 2012 until August 30, 2013. At our option, subject to certain conditions, certain interest and principal payments of our indebtedness may be satisfied by issuing additional common shares of the Company (rather than in cash). Specifically, the 4.5% Note, which was issued to Prime in connection with the settlement of outstanding liabilities with Lemissoler, may be so satisfied. The 4.5% Note will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or upon earlier redemption, repurchase or conversion in accordance with its terms. The issuance of additional shares of our common stock may be dilutive to our stockholders, including holders who received common shares in any restructuring. We cannot predict the extent to which this dilution and the possibility of additional issuances and sales of our common shares will negatively affect the trading price or the liquidity of our common shares.

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase.

We cannot assure you that an active trading market for our common shares will be sustained. We cannot assure you of the price at which our common shares will trade in the public market in the future or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above their current market price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares. The dry bulk market has been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

In preparing our consolidated financial statements for the fiscal year ended December 31, 2012, we and our independent public accounting firm identified material weaknesses in our internal control over financial reporting. If we fail to achieve or maintain effective internal control over financial reporting, we may be unable to accurately and timely report our financial results or prevent fraud, and our business, investor confidence and the market price of our shares may be adversely impacted.

In the course of the preparation and audit of our consolidated financial statements for the fiscal year ended December 31, 2012, we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including three “material weaknesses” as defined in the standards established by the U.S. Public Company Accounting Oversight Board Standard. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses, management also concluded that our internal control over financial reporting was not effective as of December 31, 2012.

The material weaknesses identified for the fiscal year ended December 31, 2012 were that (i) our failure to maintain sufficient accounting resources with adequate training in the application of GAAP commensurate with our financial reporting and the complexity of certain transactions relating to our restructuring and entering into new business, (ii) we did not have effective processes and controls to timely identify, capture and communicate relevant and financially significant information to the appropriate accounting personnel on a timely basis, resulting in an ineffective system for internal control over our financial statement closing process and creating a reasonable possibility of a material misstatement in our significant accounts and disclosures, and (iii) we did not follow proper due diligence controls when entering into transactions outside of the shipping industry, resulting in a material adjustment to our disclosures in the initial drafts of the financial statements.

We have, and we plan to initiate the following corrective actions, which management believes are reasonably likely to remediate the material weaknesses identified above:

•	We are in the process of further enhancing our internal finance and accounting organizational structure and we have retained consultants with the necessary technical expertise.

•	We are in the process of enhancing the supervisory procedures to include additional levels and quality control reviews within the accounting and financing functions.

•	We are in the process of expanding and clarifying existing controls regarding accumulation of significant information and its dissemination to the accounting function, as well as creating checklists to ensure completeness, accuracy, and timeliness of such information.

•	We are in the process of expanding and clarifying existing controls regarding acquisitions outside the shipping business by creating detailed checklists that need to be followed before management enters in such transactions.

We are not in position at this time to assess if all of the above plans will be implemented and operate successfully by year-end. We may not be successful in our efforts to enhance our systems, accounting, controls and reporting performance and there can be no assurance that our disclosure controls and procedures will be effective in preventing a material weakness or significant deficiency in internal control over financial reporting from occurring in the future. This could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such lapses or deficiencies may materially and adversely affect our business and results of operations or financial condition, restrict our ability to access the capital markets, affect the price of our stock, require us to expend resources to correct the lapses or deficiencies, expose us to regulatory or legal proceedings, harm our reputation, or otherwise cause a decline in investor confidence.

Michail S. Zolotas, our Chairman and Chief Executive Officer, beneficially owns approximately 47.0% of our outstanding common shares and, as a result, he is able to influence the outcome of shareholder votes.

As of August 30, 2013, Michail S. Zolotas, our Chairman, Chief Executive Officer and member of our Board of Directors, beneficially owns approximately 47.0% of our outstanding common shares through his ownership of common shares directly and indirectly through Focus Maritime Corp., Grandunion Inc., or “Grandunion”, and other entities affiliated with Mr. Zolotas. For so long as Mr. Zolotas beneficially owns a significant percentage of our outstanding common shares, he will be able to control or influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible recapitalizations, amalgamations, mergers, corporate control contests and other significant corporate transactions. This concentration of beneficial ownership may have the effect of delaying, deferring or preventing a change in control, recapitalization, amalgamation, merger, consolidation, takeover or other business combination. This concentration of beneficial ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. In addition, this concentration of beneficial ownership has had, and may continue to have, an adverse effect on the liquidity of our common shares.

Anti-takeover provisions in our constitutional documents and in our loan/financing agreements could have the effect of discouraging, delaying or preventing a recapitalization, amalgamation, merger or acquisition or other business combination, which could adversely affect the market price of our common shares.

Several provisions of our bye-laws and/or the loan/financing agreements to which we are party could discourage, delay or prevent a recapitalization or acquisition that shareholders may consider favorable. These include provisions:

•	authorizing our board of directors to issue “blank check” preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

•	not permitting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares;

•	limiting the persons who may call special meetings of shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA;

•	requiring Grandunion, or our former chairman Nicholas Fistes and Michail Zolotas, to maintain directly or indirectly, legal and beneficial ownership of not less than 10% of the issued and outstanding share capital of the Company (whereas in two loan agreements the requirement is for Michail Zolotas and Nicholas Fistes to maintain, directly or indirectly, legal and beneficial ownership of not less than 33.3% of the issued and outstanding share capital of the Company);

•	requiring our former chairman Nicholas Fistes and Michail Zolotas to be at any given time the beneficial owners of at least 50.1% of the voting share capital of Grandunion;

•	requiring our former chairman Nicholas Fistes and Michail Zolotas to remain at any given time the Chairman, and the President and Chief Executive Officer of the Company, respectively;

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings; and

•	requiring Michail Zolotas to be at any given time the beneficial owner of at least 20% of the issued and outstanding shares of the Company, requiring Michail Zolotas to remain at any given time the Chief Executive Officer of the Company and requiring that the current Chief Financial Officer of the Company remain in such position.

Despite our efforts to restructure our credit facility with Piraeus Bank (CPB loan), we have not been able to do so successfully. As a result, the resignation of Nicholas Fistes, among other actions, has caused us to default under certain of the provisions under this credit facility, as described above. While we continue to use our best efforts to complete our restructuring with Piraeus Bank (CPB loan), there can be no assurance that a successful resolution can be reached with Piraeus Bank (CPB loan). Further, there is no assurance that the Company will obtain releases or waivers from defaults under certain of its other indebtedness , and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations. These provisions could have the effect of discouraging, delaying or preventing a recapitalization, amalgamation, merger or acquisition, which could adversely affect the market price of our common shares.

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

Our debt agreements contain covenants that limit our ability to pay dividends. For example, our credit facility with Piraeus Bank (CPB loan) prohibits us from paying dividends without our lender’s consent. Our facility agreements further require us to maintain financial ratios and minimum liquidity and working capital amounts.

Under Bermuda law, we may not declare or pay dividends if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than our liabilities. Consequently, events beyond our control, such as a reduction in the realizable value of our assets, could cause us to be unable to make dividend payments.

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

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the BCA on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (+30) 213-014-8600.

NewLead has historically been an international shipping company, and is now an international, vertically integrated shipping and commodity company. NewLead engages in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We conduct our operations through vessel-owning companies whose principal activity is the ownership and/or operation of product tankers and dry bulk vessels. In addition, under specific management agreements, we perform part of the commercial, technical and operational management of vessels outside of our owned fleet. NewLead currently owns a fleet of two dry bulk carriers with a combined carrying capacity of approximately 0.15 million dwt and manages two double-hulled oil tanker/asphalt carriers. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry.

In addition, NewLead has recently launched a commodities unit in order to take advantage of emerging dynamics in the maritime industry. We engage in the business of purchasing, trading and transporting commodities, principally coal, through certain joint venture affiliates. NewLead has also entered into agreements for the ownership of certain title and mineral excavation rights to land in Kentucky, as well as rights, title, permits and leases in coal mines in Tennessee. The Company is currently in default under such agreements. The transactions are subject to the delivery of certain definitive agreements and other closing conditions. The Company has not yet obtained the necessary financing to satisfy payment under these agreements and, as a result, the transactions did not close on their intended closing dates, and as of August 30, 2013, have still not closed. The properties in Kentucky and Tennessee also include natural gas wells and projects relating to extraction of timber, sand, gravel, fly ash and dimension stone. We expect third parties to extract some of these commodities on the properties and pay royalties. In connection with the potential acquisition of the two properties, the Company hired three executive employees with extensive mining expertise that will manage and supervise the Company’s mining operations. In addition to the properties located in Kentucky and Tennessee, the Company is also in discussions for the acquisition of additional coal properties. However, there is no assurance that any such discussions will result in an agreement. As of August 30, 2013, our coal mining business has not yet commenced operations. While we hope to finalize the acquisitions and begin mining operations as soon as possible, there is no assurance that our coal business will begin operating in the near future, or at all.

Furthermore, on January 4, 2013, we acquired 3,750 grams of nickel wire (the “Nickel”) in exchange for 258.5 million common shares of the Company.We intended to use the Nickel as collateral for funding our capital-intensive activities and to provide a platform upon which to execute our diversified growth strategy. On May 24, 2013, the transaction was unwound whereby the nickel wire was returned to the seller and the shares issued in the transaction cancelled. (See “Item 3.—Key Information—Recent Developments” and “Item 5.—Operating and Financial Review and Prospects—Recent Developments” for a detailed discussion of the specific transaction).

Due to the economic conditions and operational difficulties of the Company, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% Notes and the counterparties to our capital leases. See “Item 5.—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed discussion. To date, we have completed our Restructuring, except for the credit facility with Piraeus Bank (CPB loan). Due to the recent economic conditions of the country of Cyprus and the recent acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank, our restructuring efforts with Piraeus Bank (CPB loan) have experienced difficulties and, as a result, have been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. As such, there can be no assurance that a satisfactory final agreement will be reached Piraeus Bank (CPB loan) in any future efforts outside of the Restructuring, or at all. To date, we are also in default under the terms of the 4.5% Note, the Portigon AG Credit Facility and in the Mojave Finance Inc. Credit Facility. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders. During 2011 and through August 30, 2013, we have sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with the Restructuring. As a result, as of August 30, 2013, we own two dry bulk carriers.

Prior to the Restructuring and as of June 30, 2011, our total indebtedness was approximately $585.5 million, which was net of $76.0 million of beneficial conversion feature, or BCF, related to the $125.0 million of 7% Notes. As of December 31, 2012, our outstanding indebtedness was $152.3 million, excluding the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes.

From July 1, 2011 through August 30, 2013, as a result of the sale, disposal of or handing control of vessels and hulls to our lenders (in conjunction with any repayments and drawdowns performed), our indebtedness has been decreased by an aggregate amount of approximately $460.8 million, excluding interests payable and including (i) the facility agreement entered into with Mojave Finance Inc., (ii) the issuance of the 4.5% Note, (iii) the issuance of the up to $1.0 million Good Faith Note and (iv) the issuance of the Tiger Note.

As of August 30, 2013 our total indebtedness was approximately $124.8 million, excluding the BCF of the 7% Notes:

•	$32.5 million relating to the Piraeus Bank (CPB loan) Credit Facility

•	$25.0 million relating to the Portigon AG Credit Facility

•	$3.0 million relating to the Mojave Finance Inc. Credit Facility

•	$62.5 million relating to the 4.5% Note

•	$0.1 million of 7% Notes outstanding held by Investment Bank of Greece (“IBG”)

•	$0.6 million relating to the Good Faith Note

•	$1.1 million relating to the Tiger Note

While we continue to use our best efforts to complete our restructuring with Piraeus Bank (CPB loan), there can be no assurance that a successful resolution can be reached with Piraeus Bank (CPB loan). Further, there is no assurance that the Company will obtain releases or waivers from defaults under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations.

2009 Recapitalization

On October 13, 2009, we completed an approximately $400.0 million recapitalization, which resulted in Grandunion acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas, acquired 1,581,483 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 222,223 were transferred to Rocket Marine, a company controlled by two former directors, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion.

The voting agreement between Rocket Marine Inc. and Grandunion expired on February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of Mr. Zolotas or Grandunion. In connection with the recapitalization, the Company issued $145.0 million in aggregate principal amount of 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s Chairman, Chief Executive Officer and member of our Board of Directors, converted $20.0 million of the 7% Notes into approximately 2.2 million new common shares. On July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments of approximately $199.8 million in the aggregate, and an additional fee of $17.5 million payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 264.9 million common shares of the Company. The shares were issued on July 16, 2012. As a result, in the aggregate, $0.1 million of the 7% Notes held by IBG remain outstanding. Upon the successful completion of the recapitalization and the appointment of new management, we subsequently changed our name to NewLead Holdings Ltd.

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

B. Business Overview

Owned Fleet

We have long-established charter relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of our vessels. The Company has established stringent requirements for selecting qualified charterers that are being practiced and adhered to.

As discussed in more detail elsewhere in this annual report, we have completed our Restructuring, except for the credit facility with Piraeus Bank (CPB loan). During 2011 and through August 30, 2013, we have sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with the Restructuring. The fleet of two vessels consists of dry bulk carriers totaling 0.15 million dwt. with an average age of 17.5 years. As of December 31, 2012, we had contracted a minimum of 65%, 55%, 79% and 22% of our available days on a charter-out-basis for 2013, 2014, 2015 and thereafter, respectively. As a result, as of such date, we had a minimum of $26.3 million of total contracted revenue through 2018. The employment profile of the fleet as of August 30, 2013 is reflected in the table below:

Vessel Name	Size (dwt)	Vessel Type	Year Built	Charter Expiration	Net Daily Charter Hire Rate
Dry bulk Vessels
Newlead Victoria	75,966	Panamax	2002	June 2018	Fixed rate at $11,700 per day until December 29, 2014; $12,724 from December 30, 2014 until December 29, 2015; $12,919 from December 30, 2015 until December 29, 2017; and $13,016 from December 30, 2017 until June 29, 2018	(1)
Newlead Markela	71,733	Panamax	1990	min: February 2014 max: June 2014	Fixed rate at $7,800 per day	(2)

(1) Profit sharing 60% based on open book accounting on actual earnings and to be paid quarterly. Owners have the right of earlier redelivery of the vessel, provided that they have given charterers 120 days notice.

(2) Profit sharing 50% based on open book accounting on actual earnings and to be paid yearly.

Coal Sale Purchase Agreements (Sale Agreements)

As of December 31, 2012, excluding any Sale Purchase Agreements which existed on December 31, 2012, but which were cancelled prior to the date of the filing of this annual report, New Lead JMEG LLC, a joint venture affiliate of the Company, has entered into a Sale Purchase Agreement with a third party to sell 0.8 million tons of thermal coal, or approximately $69.4 million of total contracted revenue (subject to a variation of 10% in agreed tonnage supply), for a period of one year after the commencement date of this agreement, which is considered to be the first shipment of coal under the agreement. Shipments of coal under this Sale Purchase Agreement are expected to commence during the fourth quarter of 2013 or as otherwise agreed.

In January and February 2013, New Lead JMEG LLC also entered into three Sale Purchase Agreements with two third parties to supply approximately $806.1 million of thermal coal, which were subject to a variation of 5-10% in agreed tonnage supply, located in Kentucky, USA. In May and July 2013, New Lead JMEG LLC received notices of termination on the two of those Sale Purchase Agreements to supply approximately $245.1 million of thermal coal to one of the third parties due to ongoing defaults by New Lead JMEG LLC under the agreements. The third Sale Purchase Agreement was orally terminated by both parties due to ongoing defaults by New Lead JMEG LLC under the agreement. As of August 30, 2013, the buyers of all three Sale Purchase Agreements have not initiated any actions against New Lead JMEG LLC based upon such defaults.

Coal Sale Purchase Agreements (Purchase Agreements)

As of December 31, 2012, New Lead JMEG LLC entered into two Sale Purchase Agreements with a third party to purchase thermal coal from Kentucky, USA. The commencement period of the agreements, which were revised on March 17, 2013, is considered to be the first shipment of coal, which is expected to take place during the fourth quarter of 2013 or as otherwise agreed.

The commitments as of December 31, 2012 were (in millions):

BTU	Year	Amount
12,300	1	$47.0
12,300	2	64.4
12,300	3	64.4
12,300	4	64.4
12,300	5	64.4
		304.6
10,800	1	40.2
10,800	2	54.9
10,800	3	54.9
10,800	4	54.9
10,800	5	54.9
		259.8
		$564.4

THE SHIPPING INDUSTRY

Fleet Management

Newlead Shipping S.A. (“Newlead Shipping”), a subsidiary of NewLead, and certain of its subsidiaries provide technical and commercial management services to product tanker vessels. Newlead Bulkers S.A. (“Newlead Bulkers”), which is a subsidiary of Newlead Shipping, provides technical and commercial management services to our dry bulk vessels. As of December 31, 2012 and August 30, 2013, the commercial and technical management services of all of our owned vessels are managed in-house. In addition, under specific management agreements, we perform part of the commercial, the technical and the operational management of vessels outside of our owned fleet.

The vessel-owning companies of the vessels Newlead Avra (formerly Altius), Newlead Fortune (formerly Fortius), High Land, High Rider and Ostria had technical ship management agreements with International Tanker Management Limited (” ITM”). The agreed annual management fees were approximately $0.165 million per vessel for 2010. During the year ended December 31, 2010, the vessel owning companies of Newlead Avra and Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of such vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping.

The Chinook had a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on September 7, 2010. The annual management fees per vessel for 2010 was approximately €153,000 (equal to approximately $0.2 million per vessel).

The Australia had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, and the China and the Brazil each had a commercial and technical ship management agreement with Newfront Shipping S.A., or Newfront. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers.

Crewing and Employees

As of December 31, 2012, all of our employees (except for Mr. Zolotas, our Chairman, Chief Executive Officer and member of our Board of Directors who is employed by NewLead Holdings Ltd.) were employed by our wholly-owned subsidiaries, Newlead Shipping and Newlead Bulkers, which employed 16 persons and 15 persons, respectively, all of whom are shore-based. We employ an average of 22 crew members per vessel owned.

Our technical managers ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that our vessels employ experienced and competent personnel. All of the employees of our managers are subject to a general collective bargaining agreement covering employees of shipping management companies. These agreements set industry-wide minimum standards.

Inspection by a Classification Society

Our vessels have been certified as being “in class” by Bureau Veritas and RINA, each of which is a member of the International Association of Classification Societies. Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. Our fleet is currently enrolled with Bureau Veritas and RINA.

Competition

We operate in shipping markets that are diversified, highly competitive and highly fragmented. Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We typically arrange our charters in the period market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of dry bulk ships. As of July 2013, the world’s active dry bulk fleet consists of approximately 9,700 vessels, aggregating approximately 702 million dwt. To the extent we seek to charter out our vessels, it is likely that we will face substantial competition for long term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long term charters.

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

All of the tankers under our management are double-hulled. The phasing out of single-hull tankers in accordance with the MARPOL Convention and its amendments is expected to decrease tanker supply, which may help to prevent further decline in charter rates in the product tanker market.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. As of July 2013, the Convention has been ratified by 37 states representing 30.32% of the global merchant shipping fleet’s tonnage, and its entry into force with attendant compliance costs may therefore be anticipated in the foreseeable future.

According to IMO Resolution MEPC 207(62), 2011 Guidelines for the Control and Management of Ship’s Biofouling to Minimize the Transfer of Invasive Aquatic Species adopted on July 15, 2011, Member States of the IMO made a clear commitment to minimizing the transfer of invasive aquatic species through shipping. Studies have shown that biofouling can also be a significant vector for the transfer of invasive aquatic species. Biofouling on ships entering the waters of Member States may result in the establishment of invasive aquatic species which may pose threats to human, animal and plant life, economic and cultural activities and the aquatic environment.

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

The revised Annex VI also allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea, the North Sea including the English Channel. The North American coast has also been established as an ECA, where NOx, SOx and particulate matter emissions are regulated, from August 1, 2012, and the United States Caribbean Sea ECA came into force on January 1, 2013, with an effective date of January 1, 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% in July 2010 for the Baltic and North Sea ECAs and beginning in 2012 for the North American ECA; and 0.1% in these ECAs beginning in 2015), as well as nitrogen oxide after treatment requirements that will become applicable in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

Non-compliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and was effected on January 1, 2013, may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code, or ISPS Code. Our fleet maintains ISM and ISPS certifications for safety and security of operations.

Oil Pollution Liability

With respect to oil pollution liability, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the IMO Protocol of 1992, or 1992 Protocol, use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $6.833 million, plus 631 SDR, or $956, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $136.015 million. The exchange rate between SDRs and U.S. dollars was 0.66 SDR per U.S. dollar on August 29, 2013. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. The CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws such as the OPA are particularly stringent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

International laws governing Bunker Oil Pollution

In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the 1976 Convention, discussed above). The Bunker Convention entered into force on November 21, 2008, and as of July 31, 2013 it was in effect in 72 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.

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

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. All of the tankers under our management are double-hulled. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

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

In April 2010, U.S. EPA adopted regulations implementing the provisions of MARPOL Annex VI. Under these regulations, both U.S. and foreign-flagged ships subject to the engine and fuel standards of MARPOL Annex VI must comply with the applicable Annex VI provisions including the stricter North America Emission Control Area (ECA) standards which took effect in August 2012 when they enter U.S. ports or operate in most internal U.S. waters, including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “Air Emissions.”

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

Effective February 6, 2009, the EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful foreign organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013, the EPA issued the 2013 Vessel General Permit (VGP), which will become effective on December 19, 2013. This new VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Ballast water is also addressed under the U.S. National Invasive Species Act, or NISA. U.S. Coast Guard regulations adopted under NISA impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.

European Union Restrictions

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single-hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil). If dissatisfied either with the extent of such amendments or with the time-table for their introduction, the European Union has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe. However, European Union regulations may from time to time impose burdens and costs on ship owners and operators that are additional to those involved in complying with international rules and standards. In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 the 2005/35/EC Directive on ship-source pollution, as amended by 2009/123/EC Directive, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in period ahead. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, the Commission announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process. In the United States, in 2007 the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency (“EPA”) in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

On October 8, 2010, Grand Rodosi, one of our bulk carriers, which has since been redelivered to Lemissoler, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damage were sustained, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance.

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

Protection and indemnity insurance, which covers our third-party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations. This insurance covers third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs”. Our coverage, except for pollution, is unlimited.

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

The International Bulker Shipping Industry

The dry bulk shipping market is the primary provider of global commodities transportation since dry bulk cargoes comprise approximately one third of seaborne trade. Dry bulk cargoes are divided into two main categories–major bulk cargoes and minor bulk cargoes. Major bulk cargos consist of iron ore, coal and grains, while minor bulk cargoes include, among others, bauxite/alumina, sugar, fertilizers, steel products, forest products and cement.

The global dry bulk carrier fleet may be divided into the following categories based on a vessel’s carrying capacity:

•	Capesize vessels have carrying capacities of more than 130,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Mini cape vessels have dwt from 110,000 to 130,000 dwt.

•	Postpanamax vessels have dwt from 85,000 to 110,000 dwt and the beams of these vessels exceed the Panama canal limitations.

•	Kamsarmax: are approximately 82,000 dwt Panamax vessels with increased length overall (the length of a vessel, referred to herein as “LOA”) of 229 meters (“m”) and are named for Port Kamsar in Equatorial Guinea.

•	Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•	Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•	Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

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

Following May 2008, the BDI fell over 90% from May 2008 through December 16, 2008 and almost 75% during the fourth quarter of 2008 through December 16, 2008, reaching a low of 663, or 94% below the May 2008 high point. The BDI recovered during 2009, at a rate of 350%, to close the year at 3,005 points. From January 2009 through December 2009, the BDI reached a high of 4,661, or 700% above the December 2008 low point, in November 2009.

The recuperated charter market in 2009 was a good setting for a fundamentally more stable 2010, although significant order book influx put pressure on overall fleet utilization. In 2010, the BDI traded in a broad range between a high of 4,209 points in May and a low of 1,700 points in July, overall averaging 2,758 points in 2010 or 5% over the 2009 BDI average.

In 2011, the dry bulk market experienced a decline, with BDI averaging 1,548 points or 44% below the previous year’s average, reaching its lowest point in February 2011 at 1,043 points, which moderately reverted in October 2011 to reach a high of 2,173 points. On December 23, 2011, the BDI was at 1,738 points. The general decline in the dry bulk charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the indices of BDI.

The dry bulk market experienced a further decline in 2012 with BDI averaging 920 points or 40.6% lower than the average in 2011, reaching its lowest point in February 2012 at 647 points after it had reached a high of 1624 points during January 2012. This decrease is reflected on the Panamax 4 Time Charter routes, which had an average of $7,684 per day during 2012, representing a fall of approximately 45% as compared with the average BPI index of 2011.

Panamax rates, which averaged $75,248 per day in June 2008 and fell to approximately $4,100 per day in December 2008,surging thereafter to an average $25,040 for the year 2010, averaged $14,000 per day in 2011, approximately 44% lower than the previous year. The lowest Panamax rate in 2011 was at $10,372 per day on February 2 and the highest at $17,115 per day on March 11. Volatility in the dry bulk market remained very high during 2012. The Panamax rate was $13,798 per day on April 26, 2012, about 70% higher than the levels of the same index at the beginning of the same month. The dry bulk market has remained low during the first quarter of 2013, with the average of the Panamax 4 Time Charter routes estimated at $7,055 per day. Further, the average of the Panamax 4 Time Charter routes has not yet exceeded $10,000 per day so far during the first half of 2013.

The decline of the dry bulk market has primarily been attributable to vessel oversupply gradually taking its toll on the market. The increased demand for dry bulk commodities has been unable to fully absorb the approximately 237 million of new deadweight tonnage that has entered the market since January 2011 through July 2013, despite almost record high scrapping levels of approximately 71 million deadweight tonnage and a high delivery slippage. 2012 was the third consecutive year of double-digit growth in the global dry bulk fleet, as indicated by the fleet’s 14.7% increase in deadweight tonnage carrying capacity for the year.

On the demand side, in 2012, India, China, Brazil and Europe experienced a slower growth in steel consumption. Steel consumption increased 2.1% in 2012, compared to an increase of 6.2% in 2011. China’s GDP growth of about 7.8% in 2012, somewhat lower than the 9.2% growth in 2011, the GDP recession of about 0.4% in 2012 for the Euro zone and the 2.1% growth rate of GDP in the United States have been reflective of the weaker economic conditions these regions experienced in 2012.China remained the world’s largest iron ore importer in 2012, showing an increase of approximately 8.7% in its imports of the commodity as compared to 2011,yet growth was still slower than the 10% growth experienced during 2011. South American countries reported record high iron ore export levels in 2012, which were 1.2% higher than levels in 2011.

In the coal trade segment, global thermal coal trade remained firm in 2011, underpinned by an increase on imports of approximately 14% and 15% in Asian countries and Europe, respectively. On the other hand, coking coal trade has also shown a growth on imports of about 6% mainly due to an increase of imports of the Asian countries.

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

As a result of the volatility and rate decline witnessed in the charter markets, the continued lack of availability of credit to finance vessel acquisitions and an overwhelming order book during 2011 to 2012, vessel values have remained under severe pressure. Indicatively, as of December 2012, values of five-year Panamax vessels with 76,000 deadweight ton carrying capacity have reportedly decreased by about 32% compared to the same values in December 2011, whereas five-year modern Capesize vessels of 170,000 to 180,000 deadweight ton carrying capacity were valued about 10% less compared to December 2011. Ship prices have slightly increased recently since there is some expectation that the market is currently at its lowest point. Therefore, ship prices for a five year old 76,000 dwt panama bulker has increased by about 19% as compared with the relevant prices at December 2012. However, the freight market continues to remain at very low levels.

COAL BUSINESS

Business Strategy

Our primary business strategy with respect to our emerging coal business is to create sustainable, capital-efficient growth in available cash to maximize distributions to our shareholders by:

•	expanding our operations by adding and developing mines and coal reserves in existing, adjacent or neighboring properties;

•	extending the lives of our future mining operations through acquisition and development of coal reserves;

•	continuing to make productivity improvements to remain a low-cost producer in each region in which we will operate;

•	strengthening our position with existing and future customers by offering a broad range of coal qualities, transportation alternatives and customized services; and

•	developing strategic relationships to take advantage of opportunities within the coal industry.

Coal Characteristics

Coal is generally classified as either metallurgical coal or thermal coal (also known as steam or industrial coal). Sulfur, ash and moisture content as well as coking characteristics are key attributes in grading metallurgical coal while heat value, ash and sulfur content are important variables in rating thermal coal. We intend to mine, process, market and ship coal with the characteristics described below.

Heat Value:  The heating value of coal is supplied by its carbon content and volatile matter and commonly measured in British thermal units (“Btus”). A Btu is the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit. Coal deposits are generally classified into four categories—lignite, subbituminous, bituminous and anthracite—reflecting their response to increasing heat and pressure. We intend to mine bituminous and anthracite coal, which is used to make coke for the steel industry or to generate electricity, with a heating value ranging between 10,500 and 15,500 Btus per pound.

Sulfur Content:  Sulfur content can differ from seam to seam. Low sulfur coals have a sulfur content of 1.5% or less. Coal produces undesirable sulfur dioxide when it burns, the amount of which depends on the concentration of sulfur in the coal as well as the chemical composition of the coal itself.

Ash and Moisture Content:  Ash residue is what remains after the combustion of coal. Low ash is desirable because businesses must dispose of ash after the coal is used. High moisture content decreases the heat value of the coal which is undesirable and increases the coal’s weight which is also negative because higher weight increases transportation charges.

Coking Characteristics (metallurgical coal only):  Two important coking characteristics are coke strength and volatility. Measuring the expansion and contraction of coal when heated determines the strength of coke that could be produced from the coal. When coal is heated in the absence of air, the loss in mass less moisture is volatility. Volatility of metallurgical coal is used to determine the percentage of coal that becomes coke. This measure is known as coke yield. A low volatility results in a higher coke yield.

Types of Coal

Metallurgical coal is classified into three major categories: hard coking coal (“HCC”), semi-soft coking coal, and pulverized coal injection coal (“PCI”). Coking coals are the basic ingredients for the manufacture of metallurgical coke. PCI coal is not used in coke making, but is injected directly into the lower region of blast furnaces to supply both energy and carbon for iron reduction, thus replacing some of the metallurgical coke that may otherwise have been used.

Thermal coal is the most abundant form of coal. It has relatively high heat value and has long been used for steam generation in electric power and industrial boiler plants.

Anthracite coal is commonly used as a reduction agent for various applications such as briquetting, charcoal and iron ore pellets. The primary use of our anthracite coal will be as a domestic fuel in either hand fired stoker or automatic stoker furnaces. However, our intent is to sell anthracite coal into the PCI coal market. Anthracite is a crossover coal and has been successfully used in the PCI coal market.

The Coal Industry

Background

Coal is one of the most abundant and important energy sources in the world, providing approximately 30% of the world’s primary energy needs according to the World Coal Association (“WCA”). Per the WCA, the most significant uses for coal are electricity generation, steel production, cement manufacturing and as a liquid fuel. Coal is traded globally and can be transported to demand centers by ship, rail, barge or truck. World coal production reached a record 8.4 billion tons in 2011 according to The International Energy Agency (IEA) and the WCA. Total hard coal production increased 8% to an estimated 7.4 billion tons in 2011 from 2010 levels, while global production of brown coal was relatively flat at 1.1 billion tons. Also according to IEA estimates, China remained the largest producer of coal in the world, producing over 3.8 billion tons in 2011. The United States and India follow China with hard coal production of over 1.1 billion tons and 639 million tons, respectively, in 2011.

Cross-border coal trade of hard coal was close to 1.3 billion tons in 2012 according to preliminary information. China remained the largest importer of globally traded coal in 2012, taking over 242 million tons of hard coal, having surpassed Japan in 2011. Japan imported more than 198 million tons in 2012, followed by South Korea with nearly 143 million tons, both exhibiting growth. OECD Europe was on pace throughout 2012 to surpass 2011 import levels of 249 million tons.

Among the nations principally supplying coal to the global power and steel markets are Australia, historically the world’s largest coal exporter, as well as Indonesia, Russia, the United States, Columbia and South Africa. Australia has significant reserves, however growing environmental constraints, higher labor and capital costs, and the development of reserves farther from export facilities are increasing development and production costs. Indonesia continues to exhibit substantial growth in its coal exports; however its growing domestic energy demand, together with recent regulatory requirements, may result in a decrease in exports as it moves toward greater self-sufficiency. Increasing calls to bolster domestic power supply, together with pressure to improve wages for miners, may also limit South African exports in the future.

Properties and Uses of Coal

Coal is a combustible, sedimentary, organic rock composed mainly of carbon, hydrogen and oxygen. Coal seams are formed from vegetation that has been consolidated between rock strata and altered by the effects of pressure and heat over millions of years. Coal quality varies depending on the pressure, heat and length of time in formation. The higher the carbon content in the coal, the more energy the coal contains. Anthracite is the highest value coal; it contains 86% - 97% carbon and has heat value of over 15,000 Btu per pound. Bituminous coal is the most abundant coal in the world; it contains 45% - 86% carbon and has heat values of 11,000–15,000 Btu per pound. Bituminous coal includes thermal coal used to generate electricity and metallurgical coal used by the steel and iron industries.

Metallurgical coal, also known as coking coal, is processed into coke and used in the production of steel and iron ore. Coke is a fuel with few impurities and high carbon content. The high temperatures produced by the use of coke give steel its strength and flexibility so it can be used in the construction of bridges, and buildings, and the assembly of automobiles. While metallurgical coal is primarily used by steel companies, it is also used by a variety of other industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities.

Global Coal Supply and Demand

Europe’s ongoing sovereign debt problems continued to strain the global economy in 2012. Within Europe, this economic uncertainty lowered demand for imported finished goods, which led to reduced steel consumption and therefore lower demand for metallurgical coal. In addition, inflation control measures enacted by China, which restricted lending and investment, combined with strong hydro-electric generation and slower growth in the developed world reduced Chinese exports, which in turn had an impact on thermal and metallurgical coal demand in China.

In addition to the strain on global demand, Australia’s recovery from flooding in 2011, together with the increasing expansion of Indonesian coal production, created a situation in which global coal supply growth outpaced demand growth in 2012. This was seen in the United States as well, primarily as a result of the unseasonably warm winter that caused coal stockpiles to build at coal-fueled power plants and low natural gas prices.

Despite these challenges in 2012, there were some positive trends. Demand for thermal coal imports in Europe grew as coal-powered generation realized substantial cost advantages to natural gas. That, combined with pressure to reduce subsidized domestic coal production in Europe, could indicate a growing demand for imported coal in Europe. Additionally, toward the end of 2012, global production began to recede while China increased imports of both metallurgical and thermal coal, and total United States exports continued to grow in 2012, up approximately 17 million tons to 124 million tons, or 15% over 2011 levels, according to preliminary data. The IEA in its medium-term coal market report for 2012 indicates coal demand is again expected to rise through 2017.

U.S. Coal Consumption

In the United States, coal is used primarily by power plants to generate electricity, by steel companies to produce coke for use in blast furnaces and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing or processing facilities. Although final data is not yet available, coal consumption in the United States is estimated to be approximately 894 million tons in 2012, according to the Energy Information Administration’s (EIA) Short Term Energy Outlook. Coal consumption has improved month on month after last year’s warm winter decreased overall electricity generation requirements and impacted generation fuels, including coal and natural gas.

U.S. Coal Production

The United States is the second-largest coal producer in the world, exceeded only by China. According to the EIA, there is over 200 billion tons of recoverable coal in the United States. The U.S. Department of Energy estimates that current recoverable coal in the United States reserves could supply enough electricity to satisfy demand in the United States for over 150 years.

Coal is mined from coal fields throughout the United States, with the major production centers located in the western United States, the Appalachian region and the Interior. According to the EIA, U.S. coal production declined an estimated 75 million tons in 2012, to 1.02 billion tons, primarily due to the decline in domestic utility demand.

The EIA subdivides United States coal production into three major areas: Western, Appalachia and Interior. The Western area includes the Powder River Basin and the Western Bituminous region. According to the EIA, coal produced in the western United States declined from an estimated 587 million tons in 2011 to 540 million tons in 2012 as reduced demand for power generation and lower natural gas prices negatively affected coal demand. The Powder River Basin is located in northeastern Wyoming and southeastern Montana and is the largest producing region in the United States. Coal from this region is sub-bituminous coal with low sulfur content ranging from 0.2% to 0.9% and heating values ranging from 8,000 to 9,500 Btu. The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal exists in greater abundance and is easier to mine and, thus, has a lower cost of production. The Western Bituminous region includes Colorado, Utah and southern Wyoming. Coal from this region typically has low sulfur content ranging from 0.4% to 0.8% and heating values ranging from 10,000 to 12,200 Btu.

The Appalachia region is further dividend into north, central and southern regions. According to the EIA, coal produced in the Appalachian region decreased from 337 million tons in 2011 to 304 million tons in 2012, primarily as a result of natural gas displacement but also because of the depletion of economically attractive reserves, permitting issues, and increasing costs of production. Central Appalachia includes eastern Kentucky, Tennessee, Virginia and southern West Virginia. Coal mined from this region generally has a high heat value ranging from 11,400 to 13,200 Btu and a low sulfur content ranging from 0.2% to 2.0%. Northern Appalachia includes Maryland, Ohio, Pennsylvania and northern West Virginia. Coal from this region generally has a high heat value ranging from 10,300 to 13,500 Btu and a high sulfur content ranging from 0.8% to 4.0%. Southern Appalachia primarily covers Alabama and generally has a heat content ranging from 11,300 to 12,300 Btu and a sulfur content ranging from 0.7% to 3.0%.

The Interior region includes the Illinois Basin, Gulf Lignite production in Texas and Louisiana, and a small producing area in Kansas, Oklahoma, Missouri and Arkansas. The Illinois Basin is the largest producing region in the Interior and consists of Illinois, Indiana and western Kentucky. According to the EIA, coal produced in the Interior region decreased from 180 million tons in 1994 to approximately 171 and 176 million tons in 2011 and 2012, respectively. Coal from the Illinois Basin generally has a heat value ranging from 10,100 to 12,600 Btu and has a high sulfur content ranging from 1.0% to 4.3%. Despite its high sulfur content, coal from the Illinois Basin can generally be used by electric power generation facilities that have installed pollution control devices, such as scrubbers, to reduce emissions.

U.S. Coal Exports and Imports

Coal exports grew almost 17 million tons to 124 million in 2012, a record for the United States. A significant factor for this increase was the demand growth in Europe on fuel-on-fuel competition. We expect this trend to continue as demand for United States coal grows in the seaborne market. Interest in access to the coal markets overseas by producers in the United States, along with increased international consumer interest in United States coal, has fueled considerable growth in developing new port capacity in the United States.

Historically, coal imported outside of the United States has represented a relatively small share of total coal consumption in the United States, and this remained the case in 2012. Imports reached close to 36 million tons in 2007, but have fallen since then. According to the EIA, coal imports declined from 13.1 million tons in 2011 to 9.6 million in 2012. The decline is mostly attributable to more competitive pricing for United States coal and stronger demand from international markets for seaborne coal. The majority of the coal imported into the United States originates from Columbia. We expect imports into the United States to continue to decrease in the near-term as more global coal will likely be directed to Asia.

Coal Pricing Trends, Uncertainties and Outlook

Near-term, the global economic slowdown has lowered demand for thermal coal which has resulted in a general decline in coal prices.  Looking forward, several factors are exerting downward pressure on thermal coal prices, including lower demand for coal to generate electricity, lower natural gas prices, and concerns about the effects of recent and proposed U.S. Environmental Protection Agency (EPA) rules such at the Cross-State Air Pollution Rule and the Mercury and Air Toxics Standards rule.

Our results of operations will be dependent upon the prices we will obtain for our coal as well as our ability to improve productivity and control costs. Principal goods and services we intend to use in our operations include maintenance and repair parts and services, electricity, fuel, roof control and support items, explosives, tires, conveyance structures, ventilation supplies, and lubricants.

Our management will strive to aggressively control costs and improve operating performance to mitigate external cost pressures. We may experience volatility in operating costs related to fuel, explosives, steel, tires, contract services, and healthcare, and may take measures to mitigate the increases in these costs at all operations. We intend to promote competition between suppliers and seek to develop relationships with suppliers that focus on lowering our costs. We intend to seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise. To the extent upward pressure on costs exceeds our ability to realize sales increases, or if we experience unanticipated operating or transportation difficulties, our operating margins would be negatively impacted. Employee labor costs have historically increased primarily due to the demands associated with attracting and retaining a workforce; however, recent stability in the marketplace has helped ease this situation. We may also experience difficult geologic conditions, delays in obtaining permits, labor shortages, unforeseen equipment problems, and shortages of critical materials such as tires and explosives that may result in adverse cost increases and limit our ability to produce at forecasted levels.

While the prospects for coal demand worldwide are favorable, any global treaties that restrict carbon dioxide emissions or favor renewable energy sources over coal will reduce demand for coal.

In addition to coal prices and demand, our profitability may be affected by our production costs. We expect these costs to remain relatively high for the next several years, due to a number of factors, including increased governmental regulations, high prices in worldwide commodity markets, and a highly competitive market for a limited supply of skilled mining personnel.

Growth in international coal import demand has resulted primarily from increased demand for thermal coal for electricity generation by emerging global economies, particularly by Asian countries in the Pacific market where coal is the primary fuel source for new power generation.  We believe that the widening of the Panama Canal in 2014 should lower freight rates which would enhance coal exports to Asia.

In Europe, domestic coal supply has declined due to reduction in domestic production as a result of the region’s declining coal reserve base and a reduction in government subsidies for coal mining, particularly in Poland, Germany and Spain. Additionally, the International Atomic Energy Agency projects slower global growth in nuclear power capacity following the 2011 earthquake in Japan and related nuclear incident.  Germany, in particular, has closed certain older facilities and is planning to shut down its remaining nuclear plants by 2022. Coal-fired generation is expected to meet a large portion of this additional demand.  We believe that the decline in domestic production in Europe, coupled with an expected increase in coal-fired power generation, will result in an increase in thermal coal imports.

Refer to “Item 3D.—Risk Factors” for additional information regarding some of the risks and uncertainties that affect our coal business.

Coal Mining Methods

The geological characteristics of our coal largely determine the coal mining method we intend to employ. We anticipate that our primary future method of mining coal will be surface mining.

Surface Mining.

The majority of the coal we intend to produce will come from surface mining operations. Surface mining involves removing the topsoil then drilling and blasting the overburden (earth and rock covering the coal) with explosives. We will then remove the overburden with heavy earth-moving equipment, such as draglines, power shovels, excavators and loaders. Once exposed, we will drill, fracture and systematically remove the coal using haul trucks or conveyors to transport the coal to a preparation plant or to a loadout facility. We will reclaim disturbed areas as part of our normal mining activities. After final coal removal, we will use draglines, power shovels, excavators or loaders to backfill the remaining pits with the overburden removed at the beginning of the process. Once we have replaced the overburden and topsoil, we would reestablish vegetation and plant life into the natural habitat and make other improvements that have local community and environmental benefits.

Coal Preparation and Blending

Coal to be mined from our mining complexes in Kentucky and Tennessee will be shipped directly to the customer. Typically, no additional preparation is required for a saleable product. Coal extracted from some of our mining operations contains impurities, such as rock, shale and clay in a wide range of particle sizes. The majority of our intended mining operations in the Appalachia region and a few of the mines we intend to acquire in the Western Bituminous region will use a coal preparation plant located near the mine or connected to the mine by a conveyor. These coal preparation plants will allow us to treat the coal we will extract from those mines to ensure a consistent quality and to enhance its suitability for particular end-users. In addition, depending on coal quality and customer requirements, we may blend coal mined from different locations, including coal produced by third parties, in order to achieve a more suitable product.

The treatments we intend to employ at our preparation plants depend on the size of the raw coal and any impurities contained in the raw coal. For coarse material, the separation process relies on the difference in the density between coal and waste rock where, for the very fine fractions, the separation process relies on the difference in surface chemical properties between coal and the waste minerals. To remove impurities, we will first crush the raw coal and classify it into various sizes. For the largest size fractions, we intend to use dense media vessel separation techniques in which we will float coal in a tank containing a liquid of a pre-determined specific gravity. Since coal is lighter than its impurities, it floats, and we would separate it from rock and shale. We intend to treat intermediate sized particles with dense medium cyclones, in which a liquid is spun at high speeds to separate coal from rock. Fine coal is treated in spirals, in which the differences in density between coal and rock allow them, when suspended in water, to be separated. Ultra fine coal is recovered in column flotation cells utilizing the differences in surface chemistry between coal and rock. By injecting stable air bubbles through a suspension of ultra fine coal and rock, the coal particles adhere to the bubbles and rise to the surface of the column where they are removed. To minimize the moisture content in coal, we intend to process most coal sizes through centrifuges. A centrifuge spins coal very quickly, causing water accompanying the coal to separate.

Our Mining Operations - Coal and Natural Gas Reserve Acquisitions

On December 18, 2012, the Company entered into an agreement with Cypress Camon Energy, LLC (“Cypress”), Cypress Camon Investment Management, LLC (“CCIM”) the minority owners of Cypress and certain third parties (together the “Owners”) to purchase:

i)	the ownership and mineral rights to approximately 7,695 acres of land in Kentucky (the “Kentucky Property”), as successor-in-interest to a prior Asset Purchase Agreement entered into by Cypress (the “Kentucky Agreement”); and

ii)	18,335 acres in Tennessee (the “Tennessee Property”) and certain leasehold interests, as successor-in-interest to a prior Asset Purchase Agreement entered into by Cypress (the “Tennessee Agreement”).

The Company has not yet obtained the necessary financing to satisfy payment under these agreements and, as a result, the transactions did not close on their intended closing dates, and as of August 30, 2013, have still not closed. The Tennessee and Kentucky Properties also include natural gas wells and projects relating to extraction of timber, sand, gravel, fly ash and dimension stone. We intend to have third parties extract these commodities, but we may also extract these commodities ourselves.

In connection with the potential acquisition of the two properties, the Company hired three executive employees with extensive mining expertise that will manage and supervise the Company’s mining operations. In addition to the properties located in Kentucky and Tennessee, the Company is also in discussions for the acquisition of additional coal properties. However, there is no assurance that any such discussions will result in an agreement.

Kentucky Property

The acquisition of the Kentucky Property is subject to execution of certain definitive agreements and other closing conditions. Consideration of $11.0 million was paid in the form of notes maturing on January 29, 2013 (the “notes”). The notes did not accrue interest, but remained subject to a guaranty by the initial purchaser and were secured by a mortgage lien and a security interest in the assets being purchased (the “Collateral Security Package”).

On January 29, 2013, the maturity date of the notes, the Company had not yet obtained the necessary financing to satisfy the notes and, as a result, the transaction did not close. On January 29, 2013, the parties agreed to extend the closing date of the Kentucky Agreement to February 15, 2013 (the “Initial Extension”) in exchange for a $100,000 non-refundable deposit by the Company. The Company was again unable to obtain the necessary financing to satisfy the notes and, as a result, on February 12, 2013, the parties agreed to further extend the closing date of the Kentucky Agreement to March 6, 2013 (the “Second Extension”). As consideration for the Second Extension, the Company agreed to (i) the immediate release to the noteholders of the $100,000 deposit provided in connection with the Initial Extension and (ii) the issuance of $175,000 of the Company’s common stock. The stock issuance was not completed. On March 6, 2013, the sale was unable to close due to a lack of financing.

On March 18, 2013, the parties entered into a subsequent amendment to the Kentucky Agreement (the “Kentucky Amendment”), pursuant to which the parties agreed to further extend the closing date of the Kentucky Agreement, subject to the execution of certain definitive agreements and continued compliance by the Company with certain conditions. Under the terms of the Kentucky Amendment, the closing date was extended to February 18, 2014, but in no case later than promptly following a final commitment and closing of loans from a funding source to finance the remaining payments due by the Company. As consideration for this extension, the Company committed to (i) make and pay for certain improvements to the property in a minimum amount of $300,000, (ii) execute forbearance agreements with certain of the noteholders (the “Forbearance Agreements”), pursuant to which payments on the notes will be paid directly by the Company on a monthly basis, as discussed below, (iii) provide a non-refundable deposit of $400,000, (iv) provide a $175,000 cash payment in lieu of the Company common stock not previously delivered in connection with the Second Extension and (v) deliver $175,000 of the Company’s stock.

The Forbearance Agreements provide that such noteholders will forbear from pursuing the rights and remedies available to them under the notes and the Collateral Security Package until the earliest to occur of (a) the Company’s failure to comply in any respect with the obligations under the Forbearance Agreements, (b) the occurrence or discovery of an event of default under the Kentucky Agreement, as amended (the period beginning March 18, 2013 to the earliest of such dates in clauses (a) and (b) being the “Forbearance Period”) or (c) February 18, 2014. Under the Forbearance Agreements, the Company was to pay to such noteholders monthly payments for a period of one year, with an aggregate of $400,000 per month due for the a three-month period, and approximately $1.1 million due per month for the nine-month period thereafter. Interest will accrue on these payments, until all principal on such notes have been paid, at rate of 10% per annum. Accumulated interest is not payable until the earlier of (i) the date of early payment of the principal amount of such notes or (ii) February 18, 2014. All amounts then-owing under the Kentucky Agreement, as amended, and the Forbearance Agreements will be accelerated and due in full upon the closing of a credit facility by the Company with a lending institution. The Company has been unable to meet the obligations under the Forbearance Agreements and the Kentucky Amendment, and is currently in default under such agreements. To date, the noteholders have not initiated any actions against the Company based upon such defaults.

Except with respect to the specific existing events of default contemplated under the Forbearance Agreements, the Forbearance Agreements do not constitute a forbearance or waiver of the noteholders’ rights at any time, including during the term of the Forbearance Agreements, to enforce any and all rights and remedies held under the Kentucky Agreement, as amended, the notes, the Collateral Security Package, or any other related document between the parties. Following the end of the Forbearance Period, or following any actions taken by the noteholders based on the continuing default of the Company, continued forbearance will only occur upon written agreement by the noteholders, upon terms and conditions satisfactory to the noteholders and in their sole discretion. If such continued forbearance is not secured, the noteholders shall have the right to enforce any and all rights available to them, including recovery of the full amount of the obligations owed and foreclosure on collateral thereunder. The Company is seeking the financing to consummate this transaction to satisfy its obligations as soon as possible. However, the Company has already missed the original expected closing date, and there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable for damages and for any and all amounts owed.

Tennessee Property

The Tennessee Agreement contemplates that the Company will acquire rights, title, permits and leases to coal mines. The transaction was subject to execution and delivery of certain definitive agreements and other closing conditions, and was expected to close in February 2013. The agreement provided that consideration of approximately $55.0 million would be payable in cash in two installments; $30.0 million at closing and the remaining approximately $25.0 million on the first anniversary of the closing. As the Company has not obtained the necessary financing to satisfy its payment obligations under the Tennessee Agreement, the transaction has not closed.

On March 14, 2013, the Company entered into an amendment to the Tennessee Agreement (the “Tennessee Amendment”) pursuant to which the Company was permitted to utilize the property through a one-year lease agreement, terminating February 15, 2014. The lease payments were to be $450,000 per month for a three-month period, followed by approximately $3.2 million per month for the nine month period thereafter. The lease payments were applied towards reducing the amount of consideration owed by the Company under the Tennessee Agreement, as amended. The lease was to be terminated if any lease payment was not timely made. Further, upon any default under the lease, the Company was to assign all rights under permits, mining contracts or other mining assets on the property to the seller of the property. The seller of the property was also be granted membership interests in the leasing party, our wholly-owned U.S. subsidiary, in order to secure obligations owed under the lease. Further, a portion of the Company’s obligation was evidenced by an approximate $23.0 million promissory note with a maturity date of February 15, 2015.

Under the terms of the Tennessee Amendment, the Company has also agreed to take all reasonable steps to secure financing to close the transaction as soon as possible, and will set a closing date as soon as practicable following a secure commitment of financing, but in any case before the end of the first year following the first lease payment under the Tennessee Amendment. Pursuant to the terms of the Tennessee Agreement, since the transaction has not closed by July 15, 2013, the remaining lease payments will now bear interest at a rate of 6% per annum, payable on the 15th date of each month, until closing occurs. Should closing not occur on or before March 15, 2014, the Tennessee Agreement, and any amendments thereto, shall terminate and be of no further force in effect. The Company has been unable to meet the obligations under the Tennessee Amendment, is currently in default under such agreement and no longer has the right to utilize the property. To date, the seller has not initiated any actions against the Company based upon such defaults. Because the Company has defaulted under the terms of the Tennessee Amendment, on June 7, 2013, the Company assigned all rights under permits, mining contracts or other mining assets on the property back to the seller. While the Company intends to secure the financing to satisfy the Tennessee Agreement, as amended, there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable to the parties for damages or any and all amounts owed under the agreements.

Sales, Marketing and Trading

Overview

Coal prices are influenced by a number of factors and can vary materially by region. The price of coal within a region is influenced by market conditions, coal quality, transportation costs involved in moving coal from the mine to the point of use and mine operating costs. For example, higher carbon and lower ash content generally result in higher prices, and higher sulfur and higher ash content generally result in lower prices within a given geographic region.

The cost of coal at the mine is also influenced by geologic characteristics such as seam thickness, overburden ratios and depth of underground reserves. It is generally less expensive to mine coal seams that are thick and located close to the surface than to mine thin underground seams. Within a particular geographic region, underground mining is generally more expensive than surface mining, which is the mining method we intend to use in our mines.

Our sales, marketing and trading functions are principally based in Charlotte, North Carolina, and will consist of sales and trading, transportation and distribution, quality control and contract administration personnel as well as revenue management. In addition to selling coal produced in our mining complexes, from time to time we intend to purchase and sell coal mined by others, some of which we will blend with coal produced from our mines. We intend to focus on meeting the needs and specifications of our customers rather than just selling our coal production.

Customers

The Company currently markets its steam and metallurgical coal to utilities, steel producers and other industrial facilities both in and outside the United States and will continue to target contracts within the United States in the future.

Competition

The coal industry is intensely competitive. The most important factors on which we intend to compete are coal quality, delivered costs to the customer and reliability of supply. Our principal competitors include James River Coal Company, Alpha Natural Resources, Inc. and Apex Coal Sales Inc.

Additionally, coal competes with other fuels, such as natural gas, nuclear energy, hydropower, wind, solar and petroleum, for steam and electrical power generation. Costs and other factors relating to these alternative fuels, such as safety and environmental considerations, affect the overall demand for coal as a fuel.

Transportation

Our coal will be transported to our customers by rail, truck, barge and vessels. The availability and cost of transportation constitute important factors in the marketability of coal. We believe the mines we intend to acquire and operate are located in favorable geographic locations that minimize transportation costs for our future customers, and in many cases we would be able to accommodate multiple transportation options. We expect that our customers will pay the transportation costs from the mining complex to the destination, which is the standard practice in the industry. The practices of, and rates set by, the transportation company serving a particular mine or customer may affect, either adversely or favorably, our marketing efforts with respect to coal produced from the relevant mine.

Suppliers

We may incur substantial expenses per year to procure goods and services in support of our intended business activities in addition to capital expenditures. Principal goods and services include maintenance and repair parts and services, electricity, and contract mining services.

We intend to have a centralized sourcing group, which would set sourcing policy and strategy focusing primarily on major supplier contract negotiation and administration, including but not limited to the purchase of major capital goods in support of the mining operations. We will not be dependent on any one supplier. We will promote competition between suppliers and seek to develop relationships with suppliers that focus on lowering our costs while improving quality and service. We will seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise.

Environmental and Other Regulatory Matters

The coal mining industry is subject to extensive regulation by federal, state and local authorities on matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant, wildlife and wetland protection;

•	blasting operations;

•	the management and disposal of hazardous and non-hazardous materials generated by mining operations;

•	the storage of petroleum products and other hazardous substances;

•	reclamation and restoration of properties after mining operations are completed;

•	discharge of materials into the environment, including air emissions and wastewater discharge;

•	surface subsidence from underground mining; and

•	the effects of mining operations on groundwater quality and availability.

We will endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, due in part to the extensive, comprehensive and changing regulatory requirements, violations during mining operations may occur from time to time. We cannot assure you that we will be at all times in complete compliance with such laws and regulations. While it is not possible to accurately quantify the expenditures we may incur to maintain compliance with all applicable federal and state laws, those costs are expected to be significant. Federal and state mining laws and regulations will require us to obtain surety bonds to guarantee performance or payment of certain long-term obligations, including mine closure and reclamation costs, federal and state workers’ compensation benefits, coal leases and other miscellaneous obligations. Compliance with these laws has substantially increased the cost of coal mining for U.S. coal producers.

Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent to which we cannot predict. In addition, the utility industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its power generation activities, which could adversely affect our mining operations, cost structure or our customers’ demand for coal.

The following is a summary of the various federal and state environmental and similar regulations that have a material impact on our business:

Mining Permits and Approvals

Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present to federal, state or local authorities’ data pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. For example, in order to obtain a federal coal lease, an environmental impact statement must be prepared to assist the Bureau of Land Management (“BLM”) in determining the potential environmental impact of lease issuance, including any collateral effects from the mining, transportation and burning of coal. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may delay commencement or continuation of mining operations. In the states where we will operate, the applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if officers, directors, shareholders with specified interests or certain other affiliated entities with specified interests in the applicant or permittee have, or are affiliated with another entity that has, outstanding permit violations. Thus, violations of applicable laws and regulations could provide a basis to revoke or deny the issuance of future permits.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition or other authorized use. Refer to “Item 4D.—Properties, Plants and Equipment” for additional details regarding our permits. Permit applications are typically submitted several months or even years before a plan to begin mining a new area. Some of our required permits may become increasingly more difficult and expensive to obtain, and the application review processes may take longer to complete and become increasingly subject to challenge, even after a permit has been issued. Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits and criminal sanctions, may be imposed under the laws described above.

Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits and criminal sanctions may be imposed under the laws described above.

Surface Mining Control and Reclamation Act

The Surface Mining Control and Reclamation Act (“SMCRA”) establishes mining, environmental protection, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining (“OSM”) or from the applicable state agency if the state agency has obtained regulatory primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA.

In 1999, a federal court in West Virginia ruled that the stream buffer zone rule issued under SMCRA prohibited most excess spoil fills. While the decision was later reversed on jurisdictional grounds, the extent to which the rule applied to fills was left unaddressed. On December 12, 2008, OSM finalized a rulemaking regarding the interpretation of the stream buffer zone provisions of SMCRA which confirmed that excess spoil from mining and refuse from coal preparation could be placed in permitted areas of a mine site that constitute waters of the United States. On November 30, 2009, OSM announced that it would re-examine and reinterpret the regulations finalized eleven months earlier. The new rule has not yet been proposed or finalized, but OSM is currently developing an environmental impact statement for use in drafting the anticipated stream protection rule. We are unable to predict the impact, if any, of these actions by the OSM, although the actions potentially could result in additional delays and costs associated with obtaining permits, prohibitions or restrictions relating to mining activities near streams, and additional enforcement actions.

SMCRA permit provisions include a complex set of requirements which include, among other things, coal prospecting; mine plan development; topsoil or growth medium removal and replacement; selective handling of overburden materials; mine pit backfilling and grading; disposal of excess spoil; protection of the hydrologic balance; subsidence control for underground mines; surface runoff and drainage control; establishment of suitable post mining land uses; and revegetation. The process of preparing a mining permit application begins by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and includes surveys and/or assessments of the following: cultural and historical resources; geology; soils; vegetation; aquatic organisms; wildlife; potential for threatened, endangered or other special status species; surface and ground water hydrology; climatology; riverine and riparian habitat; and wetlands. The geologic data and information derived from the other surveys and/or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state’s equivalent SMCRA regulatory program, and are also used to support applications for other authorizations and/or permits required to conduct coal mining activities. Also included in the permit application is information used for documenting surface and mineral ownership, variance requests, access roads, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas, and ownership and control information required to determine compliance with OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through an administrative completeness review and a thorough technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. The earliest a reclamation bond can be fully released is five years after reclamation has been achieved. On May 1, 2012, OSM notified the state of Kentucky that OSM believes Kentucky’s bonding program is insufficient. The resolution of this issue could cause bonding costs for new or existing operations to increase.

After the application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over a year to prepare, depending on the size and complexity of the mine, and anywhere from six months to two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities’ discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company’s permit.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, requires a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA’s adoption in 1977. The current fee is $0.28 per ton of coal produced from surface mines and $0.12 per ton of coal produced from underground mines. We intend that our future operating costs relating to reclamation expenses will be paid for by our contract miners under the agreements we will have with them. If we decide to operate the mines, we will pay the operating costs related to reclamation expenses.

Surety Bonds

Mine operators are often required by federal and/or state laws, including SMCRA, to assure, usually through the use of surety bonds, payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Although surety bonds are usually noncancelable during their term, many of these bonds are renewable on an annual basis.

The costs of these bonds have fluctuated in recent years while the market terms of surety bonds have generally become more unfavorable to mine operators. These changes in the terms of the bonds have been accompanied at times by a decrease in the number of companies willing to issue surety bonds.

Mine Safety and Health

The Federal Mine Safety and Health Administration (“MSHA”) is the primary regulating agency for safety and health matters and issues rules and regulations addressing mine safety and health. Stringent safety and health standards have been imposed by federal legislation since Congress adopted the Federal Mine Safety and Health Act of 1969 (“FMSHA”). The Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed comprehensive safety and health standards on all aspects of mining operations. The FMSHA has been construed as authorizing MSHA to issue citations and orders pursuant to the legal doctrine of strict liability, or liability without fault, and FMSHA requires imposition of a civil penalty for each cited violation. Negligence and gravity assessments, and other factors can result in the issuance of various types of orders, including orders requiring withdrawal from the mine or the affected area, and some orders can also result in the imposition of civil penalties. The FMSHA also contains criminal liability provisions. For example, criminal liability may be imposed upon corporate operators who knowingly and willfully authorize, order or carry out violations of the FMSHA, or its mandatory health and safety standards.

In addition to federal regulatory programs, all of the states in which we intend to operate also have programs aimed at improving mine safety and health. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive and pervasive systems for the protection of employee health and safety affecting any segment of U.S. industry. In reaction to recent mine accidents, federal and state legislatures and regulatory authorities have increased scrutiny of mine safety matters and passed more stringent laws governing mining. For example, in 2006, Congress enacted the Mine Improvement and New Emergency Response Act (“MINER Act”). The MINER Act imposes additional obligations on coal operators including, among other things, the following:

•	development of new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines,

•	training and communication with local emergency response personnel;

•	establishment of additional requirements for mine rescue teams;

•	notification of federal authorities in the event of certain events;

•	increased penalties for violations of the applicable federal laws and regulations; and

•	requirement that standards be implemented regarding the manner in which closed areas of underground mines are sealed.

The MSHA final rule revising MSHA’s Pattern of Violations regulations (“POV”) became effective on March 25, 2013. The final rule allows MSHA to issue a POV notice without first issuing a potential POV notice and eliminates the existing requirement that MSHA can consider only final orders in its POV review. Under this new POV regulation, MSHA will eliminate the ninety (90) day window, during which mine operators meeting certain initial POV screening criteria could take corrective action and engage in mitigation efforts to avoid being placed on POV status. The final rule restates the statutory requirement that, for mines in POV status, each significant and substantial (“S&S”) citations will result in a withdrawal order until a complete inspection finds no S&S violations. Under the final rule, MSHA will review at least once a year the compliance and accident, injury and illness records of mines to determine if any mines meet the POV criteria. Several mining associations have already challenged MSHA’s final POV standards rule in the 6th Circuit Court of Appeals.

On June 21, 2011, MSHA issued a final rule requiring that the total incombustible content (“TIC”) of the combined coal, rock and other dusts in underground coal mines be at least 80%. In addition, the final rule requires that where methane is present in any ventilating current, the TIC of such combined dust shall be increased 0.4% for each 0.1% of methane. The new rule revised the existing standard, which permitted TIC of combined dusts to be 65% in areas of a mine other than return air courses.

On October 19, 2010, MSHA issued a proposed rule to prevent black lung disease which would gradually lower the current 2.0 mg/m3 dust standard to 1.0 mg/m3 over a two-year period from the effective date, and to 0.5 mg/m3 in intake air. The proposed rule also addresses extended work shifts, redefines normal production shifts, requires additional medical surveillance examinations for miners, and provides for the use of a single, full-shift sample to determine compliance rather than averaging multiple dust samples of different miners’ exposures per current requirements. In addition, the proposed rule would phase in the required use of the Continuous Personal Dust Monitor (“CPDM”), which would electronically store all respirable dust sampling data. The CPDMs would be optional for surface coal mines and for non-production areas of underground coal mines (such as outby areas). Federal legislation was enacted in 2011 to prevent MSHA from implementing or enforcing the proposed rule until such time as the General Accounting Office (“GAO”) performed an independent assessment of MSHA’s data and methodology used in creating the rule. Although the GAO performed this assessment in 2012, MSHA has not yet finalized the rule.

On April 6, 2012, MSHA issued a final rule to revise the requirements for pre-shift, supplemental, on-shift and weekly examinations of underground coal mines. The final rule adds the requirement that operators identify violations of mandatory health or safety standards and requires the mine operator to record and correct these violations, note the actions taken to correct the conditions and review with mine examiners on a quarterly basis all citations and orders issued in areas where pre-shift, supplemental, on-shift and weekly examinations are required.

On August 31, 2011, MSHA published proposed rules that, if finalized, will require mine operators to install proximity detection systems on continuous mining machines. The proximity detection systems initiate a warning or shutdown the continuous miner depending on the proximity of the machine to a miner. MSHA has not yet finalized the rule.

Black Lung Legislation

The Black Lung Benefits Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981 (“BLBA”) requires businesses that conduct current mining operations to make payments of black lung benefits to current and former coal miners with black lung disease and to some survivors of a miner who dies from this disease. The BLBA levies a tax on production of $1.10 per ton for underground-mined coal and $0.55 per ton for surface-mined coal, but not to exceed 4.4% of the applicable sales price, in order to compensate miners who are totally disabled due to black lung disease and some survivors of miners who died from this disease, and who were last employed as miners prior to 1970 or subsequently where no responsible coal mine operator has been identified for claims. The excise tax does not apply to coal shipped outside the United States. Revised BLBA regulations took effect in January 2001, relaxing the stringent award criteria established under previous regulations and thus potentially allowing more new federal claims to be awarded and allowing previously denied claimants to re-file under the revised criteria. These regulations may also increase black lung related medical costs by broadening the scope of conditions for which medical costs are reimbursable and increase legal costs by shifting more of the burden of proof to the employer.

The Patient Protection and Affordable Care Act of 2010 (the “Act”) includes a black-lung provision that creates a rebuttable presumption that a miner with at least 15 years of service, with totally disabling pulmonary or respiratory lung impairment and negative radiographic chest x-ray evidence is disabled due to pneumoconiosis and is eligible for black lung benefits. The Act also makes it easier for widows of miners to become eligible for benefits. This legislation could significantly impact future payments for black lung benefits.

In addition to federal black lung legislation, we would also be liable under various state statutes for black lung claims. Also, in recent years, further legislation on black lung reform has been introduced but not enacted in Congress and in state legislatures; legislation may continue to be introduced and some may be enacted. If any of the proposals included in this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. Any such changes in black lung legislation, if approved, may adversely affect our business, financial condition and results of future operations.

In 2008, the U.S. House of Representatives approved additional federal legislation which would have required new regulations on a variety of mine safety issues such as underground refuges, mine ventilation and communication systems. Although the U.S. Senate failed to pass that legislation, it is possible that similar legislation may be proposed in the future. Various states, including Kentucky, have also enacted laws to address many of the same subjects. The costs of implementing these safety and health regulations at the federal and state level will be substantial. In addition to the cost of implementation, there are increased penalties for violations which may also be substantial. Expanded enforcement has resulted in a proliferation of litigation regarding citations and orders issued as a result of the regulations.

Clean Air Act

The federal Clean Air Act and similar state and local laws that regulate air emissions affect coal mining directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and emissions control requirements relating to particulate matter which may include controlling fugitive dust. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fueled power plants and industrial boilers, which are the largest end-users of our coal. Continued tightening of the already stringent regulation of emissions is likely, such as the Mercury and Air Toxics Standard (“MATS”) (the Clean Air Act as it relates to climate change are discussed in the next section), finalized in 2011 and discussed in more detail below. These regulations may require additional pollution control equipment or lead to premature retirement of older coal-fired generating unit, both of which would likely reduce the demand for coal. These Clean Air Act regulations include, but are not limited to, the following.

•  Acid Rain. Title IV of the Clean Air Act, promulgated in 1990, imposed a two-phase reduction of sulfur dioxide emissions by electric utilities. Phase II became effective in 2000 and applies to all coal-fueled power plants with a capacity of more than 25-megawatts. Generally, the affected power plants have sought to comply with these requirements by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emissions allowances. Although we cannot accurately predict the future effect of this Clean Air Act provision on our operations, we believe that implementation of Phase II has been factored into the pricing of the coal market.

•  Particulate Matter. The Clean Air Act requires the Environmental Protection Agency (“EPA”) to set national ambient air quality standards (“NAAQS”), for certain pollutants associated with the combustion of coal, including sulfur dioxide, particulate matter, nitrogen oxides and ozone. Areas that are not in compliance with these standards, referred to as non-attainment areas, must take steps to reduce emissions levels. On March 18, 2013, the revised NAAQS for particulate matter became effective and reduced the amount of particulate matter that can be emitted by a wide variety of sources including power plants and industrial facilities. Industry has already challenged the rule. If the rule is upheld, states would be required to make recommendations on nonattainment designations for the new NAAQS, and then in late 2013, states would identify the sources of emissions and develop state or regional-specific emission reduction plans. Future regulation and enforcement of the new particular matter standard will affect many power plants, especially coal-fueled power plants, and all plants in non-attainment areas.

•  Ozone. The EPA was scheduled to propose a revision of their existing NAAQS for ozone, but EPA missed its March 2013 deadline, and it is unclear when the standards will be updated. Significant additional emission control expenditures will likely be required at coal-fueled power plants to meet the new NAAQS. Nitrogen oxides, which are a byproduct of coal combustion, are classified as an ozone precursor. As a result, emissions control requirements for new and expanded coal-fueled power plants and industrial boilers will continue to become more demanding in the years ahead.

•  NOx SIP Call. The Nitrogen Oxides State Implementation Plan (“NOx SIP”) Call program was established by the EPA in October 1998 to reduce the transport of ozone on prevailing winds from the Midwest and South to states in the Northeast, which said that they could not meet federal air quality standards because of migrating pollution. The program was designed to reduce nitrous oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. Phase II reductions were required by May 2007. As a result of the program, many power plants were required to install additional emission control measures, such as selective catalytic reduction devices.

•  Clean Air Interstate Rule. The EPA finalized the Clean Air Interstate Rule (“CAIR”), in March 2005. CAIR called for power plants in 28 Eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide pursuant to a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clean Skies Initiative. In December 2008, the U.S. Court of Appeals for the District of Columbia Circuit (“D.C. Circuit Court”) vacated CAIR, and remanded the rule to the EPA. On July 6, 2011, the EPA revised the rule as the Cross State Air Pollution Rule (“CSAPR”), but that rule was also challenged and on August 21, 2012, the D.C. Circuit Court vacated CSAPR. In its decision, the D.C. Circuit Court ordered the EPA to continue to administer CAIR, but to proceed expeditiously to promulgate a replacement rule. The Supreme Court agreed to hear the EPA’s appeal and will decide the matter in 2014.

•  Mercury.On March 28, 2013, the EPA issued the final Mercury and Air Toxics Standards (“MATS”) rule, which sets technology-based emission limitation standards for mercury and other toxic air pollutants from coal and oil fired electric generating units with a capacity of 25 megawatts (“MW”) or more. EPA had originally published the MATS rule in February 2012 but had agreed to reconsider provisions in August 2012. Legal challenges to MATS rule are anticipated.

•  Utility Boiler Maximum Achievable Control Technology (“Boiler MACT”) Rule. EPA issued final the Utility Boiler Maximum Achievable Control Technology (“Boiler MACT”) Rule standards on January 31, 2013 requiring stringent acid gases, mercury and particulate matter emission limits on coal- and oil-fired electric utility steam generating units. An earlier version of the Boiler MACT rule had been stayed by EPA in response to litigation by several utilities and interested parties. Legal challenges to the Boiler MACT are anticipated. If the Boiler MACT is upheld, however, EPA estimates the rule will affect 1,700 existing major source facilities.

•  Regional Haze. The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks, particularly those located in the southwest and southeast United States. Under the Regional Haze Rule, affected states were required to submit regional haze SIP’s by December 17, 2007, that, among other things, was to identify facilities that would have to reduce emissions and comply with stricter emission limitations. The majority of states failed to submit their plans by December 17, 2007, and the EPA issued a Finding of Failure to Submit plans on January 15, 2009. Many states did not meet the deadline and environmental groups filed a lawsuit against the EPA, which resulted in a November 2011 consent decree in which the EPA agreed to a timeline to either approve the remaining SIPs or to implement Federal Implementation Plans (FIPs) in the states that did not comply. Also, in December 2011, EPA had proposed a rule allowing states to rely on the CSAPR trading program to meet some of the requirements in the regional haze program. Because, as noted above, CSAPR has been invalidated by the courts, EPA has indicated in a February 2013 proposed rule to approve four SIPS that it would allow states to rely on the Clean Air Interstate Rule (CAIR) to meet some of the requirements of the regional haze program.This program may result in additional emissions restrictions from new coal-fueled power plants whose operations may impair visibility at and around federally protected areas. This program may also require certain existing coal-fueled power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.

Climate Change

Considerable and increasing government attention in the United States and other countries is being paid to reducing greenhouse gas (“GHG”) emissions, including carbon dioxide (“CO2”) emissions from coal-fired power plants and methane emissions from mining operations. Although the United States has not ratified the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change (“UNFCCC”), which became effective for many countries in 2005 and establishes a binding set of emission targets for greenhouse gases, the United States is actively participating in various international initiatives within and outside of the UNFCCC process to negotiate developed and developing nation commitments for GHG emission reductions and related financing. If the United States participates in any international GHG agreement, it could adversely affect the price and demand for coal.

In addition to possible future U.S. treaty obligations, further regulation of GHG in the United States could occur pursuant to new or amended federal or state legislation, including but not limited to regulatory changes under the Clean Air Act, Public Utility Regulatory Policies Act, state initiatives, or otherwise. At the federal level, Congress actively considered in the past, and may consider in the future, legislation that would establish a nationwide GHG emissions cap-and-trade or other market-based program to reduce GHG emissions. There are other types of legislative proposals that would promote clean energy that Congress has also considered in the past, and is currently considering. Many of these proposals favor fuels with a lower carbon content than coal, but such proposals also incent the construction and development of carbon capture and sequestration plants as well as other advanced coal technologies. We cannot predict the financial impact of future GHG or clean energy legislation on our operations or our customers at this time.

The EPA also is implementing plans to regulate GHG emissions. In October 2009, the EPA published its final Mandatory Greenhouse Gas Reporting Rule, which requires power plants and other large sources of GHGs to file reports disclosing GHG emissions. In November 2011, the EPA delayed to April 1, 2013 the reporting deadline for underground coal mines and certain other source categories to file their first annual reports disclosing GHG emissions.

In December 2009, the EPA issued a Final Endangerment and Cause or Contribute Findings for Greenhouse Gases under Section 202(a) of the Clean Air Act, wherein the EPA concluded that GHGs endanger the public health and welfare. In April 2010, the EPA issued, along with the Department of Transportation, a rule to regulate GHG emissions from new cars and trucks. This rule took effect in January 2011, and according to EPA, established GHG emissions as “regulated pollutants” under the Clean Air Act. As a consequence, and in conjunction with an EPA Final Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule, new sources that emit at least 100,000 tons per year of GHG and existing facilities that increase their emissions of GHGs by at least 75,000 tons per year must meet Best Available Control Technology for GHG emissions.

On March 27, 2012, the EPA proposed a New Source Performance Standard rule that limits CO2 emissions from new fossil fuel burning power plants to 1,000 pounds of carbon dioxide emissions for every one megawatt hour of power generated. This standard is achievable by most natural gas-fired power plants but is not economically achievable given current technology for coal-fired power generation. This rule, if effective, will likely prevent the construction of new coal-fired power generation for the foreseeable future. Although the Clean Air Act required the EPA to finalize the rule by April 13, 2013, the EPA has not announced any planned revisions to the proposed GHG NSPS, nor has the Agency announced a timetable for finalizing the rule. Federal legislation that would variously suspend or eliminate the EPA’s regulatory authority over GHGs has been introduced in both the House and Senate.

In addition to federal GHG regulations, there are several new state programs to limit GHG emissions and others have been proposed. State and regional climate change initiatives are taking effect before federal action. On January 1, 2009, ten Northeastern states (Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island, and Vermont) began to comply with the Regional Greenhouse Gas Initiative, a regional GHG cap-and-trade program calling for a ten percent reduction of emissions by 2018. In October 2011, the California Air Resources Board adopted regulations that establish a statewide cap and trade program to control GHG emissions. The program took effect on January 1, 2013.

Predicting the economic effects of greenhouse gas legislation is difficult given the various alternatives proposed and the complexities of the interactions between economic and environmental issues. Coal-fired generators could switch to other fuels that generate less of these emissions, possibly reducing the construction of coal-fired power plants or causing some users of our coal to switch to a lower CO2 generating fuel, or more generally reducing the demand for coal-fired electricity generation. This could result in an indeterminate decrease in demand for coal nationally, and various mechanisms proposed to limit GHG emissions could impact the price of coal and the cost of coal-fired generation. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use to comply with applicable ambient air quality standards. In addition, if future regulation of GHG emissions does not exempt the release of coalbed methane, we may have to curtail future coal production, pay higher taxes, or incur costs to purchase credits that permit us to operate coal mines.

There have been numerous protests of and challenges to the permitting of new coal-fired power plants by environmental organizations and state regulators for concerns related to greenhouse gas emissions. For instance, various state regulatory authorities have rejected the construction of new coal-fueled power plants based on the uncertainty surrounding the potential costs associated with greenhouse gas emissions from these plants under future laws limiting the emissions of carbon dioxide. In addition, several permits issued to new coal-fueled power plants without limits on greenhouse gas emissions have been appealed to the EPA’s Environmental Appeals Board.

In addition, over thirty states have currently adopted “renewable energy standards” or “renewable portfolio standards,” which encourage or require electric utilities to obtain a certain percentage of their electric generation portfolio from renewable resources by a certain date. These standards range generally from 10% to 30%, over time periods that generally extend from the present until between 2020 and 2030. Other states may adopt similar requirements, and federal legislation is a possibility in this area. To the extent these requirements affect our future customers, they may reduce the demand for coal-fired power, and may affect long-term demand for its coal.

Clean Water Act

The federal Clean Water Act and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged and fill materials, into waters of the United States. The Clean Water Act provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions and regulatory actions have created uncertainty over Clean Water Act jurisdiction and permitting requirements that could variously increase or decrease the cost and time we may expend on Clean Water Act compliance.

Clean Water Act requirements that may directly or indirectly affect our operations include the following:

•  Water Discharge. Section 402 of the Clean Water Act creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the National Pollutant Discharge Elimination System (“NPDES”) or an equally stringent program delegated to a state regulatory agency. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern discharges into waters of the United States, especially on selenium, sulfate and specific conductance. Discharges that exceed the effluent limits specified under NPDES permits can lead to the imposition of penalties, and persistent non-compliance could lead to significant penalties, compliance costs and delays in coal production. On April 19, 2012, the EPA released a proposed regulation updating the Effluent Limitation Guidelines (ELGs) for all electric generating units that produce steam, including units powered by nuclear, coal, oil and natural gas, which have been unchanged since 1982. These new restrictions could increase the difficulty of obtaining and complying with NPDES permits, which could impose additional time and cost burdens on our operations.

Discharges of pollutants into waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load (“TMDL”) regulations. The TMDL regulations establish a process for calculating the maximum amount of a pollutant that a water body can receive while maintaining state water quality standards. Pollutant loads are allocated among the various sources that discharge pollutants into that water body. Mine operations that discharge into water bodies designated as impaired will be required to meet new TMDL allocations. The adoption of more stringent TMDL-related allocations for our coal mines could require more costly water treatment and could adversely affect our coal production. The Clean Water Act also requires states to develop anti-degradation policies to ensure that non-impaired water bodies continue to meet water quality standards. The issuance and renewal of permits for the discharge of pollutants to waters that have been designated as “high quality” are subject to anti-degradation review that may increase the costs, time and difficulty associated with obtaining and complying with NPDES permits.

•  Dredge and Fill Permits. Permits under Section 404 of the Clean Water Act are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills or other mining activities. The U.S. Army Corps of Engineers (“COE”) only has jurisdiction over the “navigable waters” of the United States, a term that has been highly litigated and outside these waters there is arguably no need to get a 404 permit. The United States Supreme Court ruled in 2006 that upper reaches of streams which are intermittent or do not flow might not be navigable waters requiring 404 permits. The case did not involve disposal of mining refuse, but has implications for the mining industry. Subsequently, in June 2007, the COE and EPA issued a joint guidance document to attempt to develop a policy that will apply the jurisdictional standards imposed by the Supreme Court. The guidance requires a case-by-case analysis of whether the area to be filled has a sufficient nexus to downstream navigable waters so as to require 404 permits. Review and implementation of this guidance by the COE field offices remains inconsistent. In April 2011, EPA and COE proposed updated non-binding guidance, which would expand the scope of federal agency review under the CWA. EPA sent the guidance to the White House Office of Management and Budget (“OMB”) in February 2012 for final review. To date, OMB has not completed its review of the 2011 Guidance and EPA has not published a proposed rule. Review and implementation of the 2008 guidance has been inconsistent, and if the new guidance is made final, it is unclear how it will be implemented or which decisions made pursuant to the guidance will be challenged.

The COE’s issuance of 404 permits is subject to the National Environmental Policy Act (“NEPA”). NEPA defines the procedures by which a federal agency must administer its permitting programs. The law requires that a federal agency must take a “hard look” at any activity that may “significantly affect the quality of the human environment”. The COE typically conducts an initial Environmental Assessment (“EA”) to determine whether the project’s effects are significant enough to require an Environmental Impact Statement (“EIS”), which involves a very lengthy data collection and review process. In most cases, the COE issues a Finding of No Significant Impact (“FONSI”) at the conclusion of the EA and does not require an EIS to determine the impacts from impoundments, fills and other activities associated with coal mining. However, in some cases the full EIS process is being required for mining projects. Should a full EIS be required for every permit instead of, or in addition to, the less detailed EA, significant permitting delays could affect future mining costs or cause operations not to be opened in the first instance, or to be idled or closed.

The COE is authorized to issue general “nationwide” permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21(“NWP 21”) had generally authorized the disposal of dredged and fill material from surface coal mining activities into waters of the United States, subject to certain restrictions. The latest NWP 21, which was issued in February 2012, was invalidated by the Sixth Circuit on April 22, 2013. The 2012 NWP 21 imposed significant new limitations: the NWP 21 could not be used to construct valley fills and it only authorized impacts to one-half acre of surface water and no more than 300 linear feet of stream bed. The 2012 NWP 21 also allowed operations at about 70 facilities previously-permitted under the 2007 version of NPW 21 to be “re-certified” for up to five years, even if the activities would not qualify for 2012 version of NWP 21. The Sixth Circuit objected to this reauthorization and invalidated 2012 NWP 21, but stayed the ruling for 60 days so a federal district court in Kentucky and the parties to the lawsuit can determine the effect on existing projects. It is unclear what affect the ruling will have on either the re-certified projects or on all general permits for surface mining activities.

EPA published guidance in a July 21, 2011 Final Memorandum entitled “Improving EPA Review of Appalachian Surface Coal Mining Operations Under the Clean Water Act, National Environmental Policy Act, and the Environmental Justice Executive Order” (“EPA Mining Guidance”). The EPA Mining Guidance establishes threshold conductivity levels to be used as a basis for evaluating compliance with narrative water quality standards. Conductivity is a measure that reflects levels of various salts present in water. The EPA Administrator stated that these water quality standards may be difficult for most mining operations to meet. The Mining Guidance was challenged in court by the National Mining Association and by several states. On October 6, 2011, a federal court vacated the ECP. Likewise, the EPA Mining Guidance was vacated on July 31, 2012, by a federal district court. The EPA is appealing the decision invalidating the EPA Mining Guidance.

Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act (“RCRA”) may affect coal mining operations through its requirements for the management, handling, transportation and disposal of hazardous wastes. Currently, certain coal mine wastes, such as overburden and coal cleaning wastes, are exempted from hazardous waste management. In addition, Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In its 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion products generated at electric utility and independent power producing facilities, such as coal ash, and left the exemption in place. In May 2000, the EPA concluded that coal combustion products do not warrant regulation as hazardous waste under RCRA and again retained the hazardous waste exemption for these wastes. The EPA also determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion products disposed in surface impoundments and landfills and used as mine-fill. In March of 2007, the Office of Surface Mining and the EPA proposed regulations regarding the management of coal combustion products. The EPA concluded that beneficial uses of these wastes, other than for mine-filling, pose no significant risk and no additional national regulations are needed.

As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators. A final rule has not been promulgated. Most state hazardous waste laws also exempt coal combustion products, and instead treat it as either a solid waste or a special waste. Any costs associated with handling or disposal of hazardous wastes would increase our future customers’ operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of ash can lead to material liability, but following a massive coal ash spill in Tennessee in 2008, the EPA contractors began conducting site assessments at many impoundments and the EPA is requiring appropriate remedial action at any facility that was found to have a unit posing a risk for potential failure. On June 21, 2010, the EPA released a proposed rule to regulate the disposal of certain coal combustion by-products (“CCBs”). The proposed rule included two different approaches. On approach would keep CCBs regulated as non-hazardous materials under Subtitle D and the other would regulate CCBs as hazardous materials under Subtitle C. The proposed rule would keep the exemption for beneficial use of CCBs.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of the statute. Thus, coal mines that we will own, and sites to which we will send waste materials, may be subject to liability under CERCLA and similar state laws. In particular, we may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination at sites where we own surface rights.

The magnitude of the liability and the cost of complying with environmental laws with respect to particular sites cannot be predicted with certainty due to the lack of specific information available, the potential for new or changed laws and regulations, the development of new remediation technologies, and the uncertainty regarding the timing of remedial work. As a result, we may incur material liabilities or costs related to environmental matters in the future and such environmental liabilities or costs could adversely affect our results and financial condition. In addition, changes in laws or regulations may result in additional costs and affect the manner in which we are required to conduct our operations.

Use of Explosives

Our future surface mining operations will be subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we or our contract miners will incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict regulatory requirements established by four different federal regulatory agencies. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest, including ammonium nitrate at certain threshold levels, must complete a screening review in order to help determine whether there is a high level of security risk such that a security vulnerability assessment and site security plan will be required.

Endangered Species

The Endangered Species Act and other related federal and state statutes protect species threatened or endangered with possible extinction. Protection of threatened, endangered and other special status species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species. A number of species indigenous to our properties are protected under the Endangered Species Act or other related laws or regulations. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans. We intend to operate within the existing spatial, temporal and other restrictions associated with special status species. Should more stringent protective measures be applied to threatened, endangered or other special status species or to their critical habitat, then we could experience increased operating costs or difficulty in obtaining future mining permits.

Other Environmental Laws.

We will be required to comply with numerous other federal, state and local environmental laws in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

Glossary of selected mining terms

Certain terms that we use in this document are specific to the coal mining industry and may be technical in nature. The following is a list of selected mining terms and the definitions we attribute to them.

Ash. Impurities consisting of iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

Bituminous coal. A common type of coal with moisture content less than 20% by weight and heating value of 9,500 to 14,000 Btus per pound. It is dense and black and often has well-defined bands of bright and dull material.

British thermal unit, or Btu: A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Brown coal: Coal of gross calorific value of less than 5700 kilocalories per kilogramme (kcal/kg), which includes lignite and sub-bituminous coal where lignite has a gross calorific value of less than 4165 kcal/kg and sub-bituminous coal has a gross calorific value between 4165 kcal/kg and 5700 kcal/kg.

Central Appalachia. Coal producing area in eastern Kentucky, Virginia, southern West Virginia and a portion of eastern Tennessee.

Coal seam: Coal deposits occur in layers. Each layer is called a “seam.”

Coke: A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful byproducts.

Continuous miner: A machine used in underground mining to cut coal from the seam and load it onto conveyors or into shuttle cars in a continuous operation.

Dragline: A large machine used in surface mining to remove the overburden, or layers of earth and rock, covering a coal seam. The dragline has a large bucket, suspended by cables from the end of a long boom, which is able to scoop up large amounts of overburden as it is dragged across the excavation area and redeposit the overburden in another area.

High Btu coal: Coal which has an average heat content of 12,500 Btus per pound or greater.

Hard coal: Coal of gross calorific value greater than 5700 kcal/kg on an ashfree but moist basis and further disaggregated into anthracite, coking coal and other bituminous coal.

Low-sulfur coal: Coal which, when burned, emits 1.6 pounds or less of sulfur dioxide per million Btus.

Metallurgical coal: The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as “met” coal, its quality depends on four important criteria: volatility, which affects coke yield; the level of impurities including sulfur and ash, which affect coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal typically has a particularly high Btu but low ash and sulfur content.

Overburden: Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

Preparation plant: A facility used for crushing, sizing and washing coal to remove impurities and to prepare it for use by a particular customer.

Probable reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.

Proven reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Reclamation: The restoration of land and environmental values to a mining site after the coal is extracted. The process commonly includes “recontouring” or shaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers.

Recoverable reserves: The amount of proven and probable reserves that can actually be recovered from the reserve base taking into account all mining and preparation losses involved in producing a saleable product using existing methods and under current law.

Reserves: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Steam coal: Coal used by power plants and industrial steam boilers to produce electricity, steam or both. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Sub-bituminous coal: Dull coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight and its heat content ranges from 7,800 to 9,500 Btus per pound of coal.

Sulfur: One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide is produced as a gaseous by-product of coal combustion.

Surface mine: A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil (see “Overburden”). About 68% of total U.S. coal production comes from surface mines.

Tons: A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is equal to 2,240 pounds; a “metric” tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

C. Organizational Structure

NewLead is the sole owner of all outstanding shares of the subsidiaries listed in Note 2 of our consolidated financial statements included in this report, except for Newlead Trading, Inc. We also have an investment in a joint venture arrangement and we, with J Mining & Energy Group, established a new entity for the purchase and trading of coal. In connection with these new business arrangements, NewLead owns a 52% interest in NewLead Mojave Holdings LLC, which owns an 100% interest in NewLead Holdings (US) Corp., which in turn owns a 50% interest in New Lead JMEG LLC. See “Item 5.—Operating and Financial Review and Prospects—Recent Developments”.

D. Properties, Plants and Equipment

Kentucky Property

Project Location, Access and Areas of Operation

The Kentucky Property consists of a group of 42 surface and mineral leases located at Canoe Quadrangle, Breathitt County, Kentucky, approximately 2.1 miles NW of Copeland and 1.8 miles west of the North Fork of the Kentucky River off Kentucky highway 1110. The total acreage under lease is approximately 7,695 acres. Primary access to the property is at Howard’s Creek Road off highway Kentucky 1110 to the project’s main access at Howard’s Creek Road. Transportation of the coal to purchasers is available through a rail terminal approximately one mile from the property.

The Kentucky Property already has permits related to the operation of the mine and the Andy Terminal Unit Train Loadout. The mine on the Kentucky Property is not operating, but NewLead intends to obtain the right to excavate the mine under an agreement with the current permit holder. These permits will be transferred to NewLead when it acquires ownership of the Kentucky Property.  NewLead, or its contract miners, may acquire additional permits at the Kentucky Property. The necessary permits at the Kentucky Property related to the operation of the mine will be obtained and complied with in the future.

Agreements for Surface/Mineral Rights

As of December 18, 2012, we entered into an agreement to acquire title and mineral excavation rights to the Kentucky Property (the “Kentucky Agreement”). The transaction is subject to execution of certain definitive agreements and other closing conditions. As further explained in “Item 5.—Operating and Financial Review and Prospects– Recent Developments”, the Kentucky Agreement has been amended and its closing date has been extended to February 18, 2014, but in no case later than promptly following a final commitment and closing of loans from a funding source. We are currently in default under the Kentucky Agreement, but to date, the noteholders have not initiated any actions against us based on such defaults.

Equipment, Infrastructure and Other Facilities

The Andy Terminal Unit Train Loadout and CSX Rail Siding that we will use to transport our coal are located near Haddix, Breathitt County, Kentucky and can load a unit train in approximately 4.5 – 6 hours at an average rate of 1800 TPH (tons per hour). A rail siding is a short railroad track connected with the main track. At this location, the rail siding and the connecting railway are part of the railroad operated by CSX Corporation, Inc. The terminal facility was constructed in 2005 by Taggert Global for Bluestone Coal Company and is most recently owned by Kentucky Fuel Corporation. The terminal consists of one truck scale, two stockpile areas, two tunnels with feeders, one crusher, three conveyors, one electromagnet, one belt sampler, one control room and circular rail siding on the CSX Railway, which is the adjoining railroad operated by CSX Corporation, Inc.

Previous Operations

The Kentucky Property is a so-called “greenfield property,” meaning there have been no previous operations on the property.

Property Condition, Exploration and Development

Although the Kentucky Property is a greenfield property, access roads and haul roads are under construction. The mine on this property will be an open-pit mine. Our mining plan for the property is consistent with industry practice and will entail contour mining as well as auger/highwall mining for lower seams. We intend to use contract miners who will be responsible for conducting water studies and geophysical surveys of potential aquifers and supplying water to the property. If we operate the mine, we will conduct the water studies and geophysical surveys of potential aquifers and supply water to the property. We will work with local power authorities and suppliers to provide power to the mines and associated facilities on the property. At this time it is not known what the estimated cost associated with these projects will be.

As of August 30, 2013, we have incurred approximately $0.4 million for development costs related to the Kentucky Property in addition to the costs incurred related to its acquisition, which has not yet been finalized.

Rock Formations, Mineralization and Reserves:

The Kentucky Property encompasses at least nine seams. The mineable reserves we expect to mine are in the Hazard 7 through 11 seams as well as Skyline seams 1 through 4. These seams are included in the areas between Howards Creek and Middle Fork on the east and west sides of the property and Howards Creek to Lick Branch on the north and south sides of the property. Historically, these seams contain low to high quality bituminous steam coal which has been mined from the Pre-Civil War era until the present. Available geological mapping from the United States Geological Survey (U.S.G.S.) shows the site to be underlain by the Breathitt formation which consists of cyclic sequences of sandstone, shale, coals and fireclays.

Tennessee Property

Project Location, Access and Areas of Operation

The Tennessee Property consists of approximately 18,335 acres located in Campbell and Scott Counties, Tennessee. The property lies within the Appalachian Province of the southeastern United States and in the East Grand Division of Tennessee,west of Interstate 75 and Pine Mountain. Major highway access to the property is provided by State Highway 297 which runs north to south between Pioneer and Jellico, being accessible from exits off Interstate 75. Additional access into the property is provided by numerous secondary roads, private roads and trails.

There are eight distinct tracts of land that comprise the Tennessee Property. The ‘Elk Valley’ tract is located in both Scott and Campbell Counties, and is the largest of the eight tracts spanning approximately 7,178 acres. There is a permitted coal mine on the tract that is not in operation and 11 horizontal natural gas wells. The permit will be transferred to us, or to a contract miner, when we acquire the Tennessee Property. The ‘Westbourne’ tract is located in Campbell County, Tennessee and encompasses 4,115 acres. There are four coal mines on this tract that allow for the extraction of coal. Two of these mines are permitted and the permits will be transferred to us, or to a contract miner, when we acquire the Tennessee Property. One of the two permitted mines is currently being operated by a third party. We plan to permit additional reserves on the tract over the next few years. The ‘Big Mars’ tract is located in Campbell County, Tennessee and contains 1,976 acres. There are commercial sand mining operations on other properties in the area and we expect this tract to contain silica sand. There is currently no coal mining or natural gas activity on this tract. The ‘Pine Mountain’ tract is adjacent to NewLead’s ’Spradlin-England’ tract. Pine Mountain contains 1,953 acres and is located in Scott County, Tennessee. The ‘Buffalo’ tract is located in Scott County, Tennessee, and includes 1,273 acres. There is a major natural gas pipeline that runs across the property, and there are 15 producing natural gas wells located on this tract. The ‘Lawson’ tract is comprised of 892 acres and is located in Scott County, Tennessee. There is currently no active mining on the tract as the permitting process is underway, but has not yet been completed. The ’Spradlin-England’ tract is located in Campbell County, Tennessee and contains 588 acres. The Company is undergoing additional prospecting on this tract to better understand the total reserves in place. The ‘Little Mars’ is the smallest of the tracts, and is comprised of 360 acres and is located in Scott County, Tennessee. At this point, no prospecting has been completed on this parcel to determine the potential reserves that may be in place.

The necessary permits have been obtained for the only mine that is currently operating by a third party on the Tennessee Property. For the mines that NewLead intends to operate on the Tennessee Property, the appropriate permits will be obtained by NewLead or its contract miners and complied with in the future.

Agreements for Surface/Mineral Rights

We have entered into an agreement to acquire ownership and leasehold interests in the Tennessee Property (the “Tennessee Agreement”), which contemplates that we will acquire rights, title, permits and leases to coal mines. As further explained in “Item 5.—Operating and Financial Review and Prospects– Recent Developments”, we have not obtained the necessary financing to satisfy our payment obligations under the Tennessee Agreement and the transaction has not closed. On March 14, 2013, we entered into an amendment to the Tennessee Agreement (the “Tennessee Amendment”) pursuant to which we were to be permitted to utilize the property through a one-year lease agreement, terminating February 15, 2014. Upon any default under the lease, we were to assign all rights under permits, mining contracts or other mining assets on the property to the seller of the property. We are currently in default under the Tennessee Agreement and Tennessee Amendment and no longer have the rights to utilize the property. Because the Company has defaulted under the terms of the Tennessee Amendment, on June 7, 2013, the Company assigned all rights under permits, mining contracts or other mining assets on the property back to the seller. To date, the seller has not initiated any actions against us based on such defaults.

Equipment, Infrastructure and Other Facilities

Current operations on the Tennessee Property are undertaken by Kopper Glo Fuel, Inc., who leases the rights to the coal and uses their own equipment. Consequently, there are no significant items of equipment and facilities located on the property with the exception of one crusher. NewLead currently intends to operate the mines by using contract miners, but it may mine the Tennessee Property directly in the future. We intend to use contract miners who will be responsible for conducting water studies and geophysical surveys of potential aquifers and supplying water to the property. If we operate the mine, we will conduct the water studies and geophysical surveys of potential aquifers and supply water to the property. We will work with local power authorities and suppliers to provide power to the mines and associated facilities on the property. At this time it is not known what the estimated cost associated with these projects will be.

Previous operations

The most recent operations on the Tennessee Property began in 1992 when the prior owners sought to buy properties in Tennessee for development of the abundant natural resources found in Campbell and Scott Counties. Land resource management efforts escalated into a total natural resource development concept to include timber management, coal mining operations, natural gas shale management, and other land resources extraction. Operations on the Elk Valley tract began in 2001 by the Robert Clear Coal Corporation and were later transferred in 2004 to the National Coal Corporation, then transferred to National Coal, LLC. In addition, production on the Westbourne tracts began in 2006 by Blue Gem Coal Company, Inc. and was later continued by Alden Resources, LLC. In 2010, Kopper Glo Fuel, Inc. also began production on the Westbourne tracts.

Property Condition, Exploration and Development

Since 1992, exploration efforts on the Tennessee Property have been undertaken by mining companies in connection with various applications for mining permits. Additionally, significant capital has been spent to develop access roads, haul roads, ponds and other reclamation infrastructures over the past twenty years. The property has been maintained in an effort to restore land responsibly including the use of drainage, soil types, Native American chestnut trees, lagoons and seasonal grasses to better accommodate natural wildlife in accordance with common standards of conservation. The permits for the property are maintained in good standing with the Tennessee Department of Environment and Conservation as well as the Office of Surface Mining. Permit issuance and renewal, which occurs after five years, have proceeded smoothly to date.

Rock Formations, Mineralization and Reserves

The Tennessee Property is located in northeastern Tennessee, which is part of the Central Appalachian region. The Central Appalachian region includes parts of West Virginia, Virginia, Kentucky, and Tennessee. Appalachia has been mined for coal since the mid 1800’s and continues to be an important source of the natural resource today. Tennessee has the nearest coal reserves to the enormous TVA energy system, Southern Company Services, Inc. and the entire Southeastern United States where coal is the leading energy source for electricity. Coal previously mined from the Tennessee Property is a sub-bituminous B coal characterized by high BTU (13,500 BTU) with low sulfur which is ideal in the Southern United States steam market. Additionally, there are seams on the property where very rare coal has been previously mined, known as the Blue Gem and Rich Mountain seams. The coals from these seams are used in the production of Ferro-Silica metals.

The consistency of the geologic formations and other characteristics of the Tennessee Property have led in the past to successful coal bed extraction. Extensive surface mining at and in the vicinity of the property from around 1963 through 1984 recovered coal reserves with a varying degree of reclamation success due mostly to the lack of regulatory requirements. All mining within the targeted zones of the Tennessee Property conducted under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”) has been successful in terms of coal zone quality and enhanced geologic reclamation stability.

There are nine mineable seams located on the Tennessee Property, the majority of which have yielded higher quality coals suitable for electricity generation (steam coal). However, the Red Ash and Blue Gem seams have yielded coals suitable for use as metallurgical coal which can command a large price premium in comparison to steam coal. Two of the active permits (OSM Permit Nos. 3207 and 3217) are approved for mining the Blue Gem seam. The third active permit (OSM Permit No. 3249) overlies the Blue Gem seam which could help expedite the process of permitting the Blue Gem seam in that area.

In addition to coal, the Tennessee Property has been the site of oil and natural gas reserves. Tennessee was one of the first states in Appalachia to have a large-scale shale gas exploration in the Devonian Shale. Natural Gas exploration in Tennessee Property began in 2006 by Ariana Energy, LLC. This lease was assigned to Vinland Energy Eastern, LLC and later to Atlas America, LLC in 2008. Presently 27 wells have been drilled under this lease. We intend to lease the rights to extract oil and gas from the Tennessee Property to third parties. The Company does not currently intend to extract the oil and gas reserves directly, but may do so in the future.

As of August 30, 2013, we have not incurred any development costs related to the Tennessee Property. The only costs incurred have been related to its acquisition, which has not yet been finalized.

Item 4A.     Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following is a discussion of NewLead Holdings Ltd., as of and for the years ended December 31, 2012, 2011 and 2010. All of these financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above, which are included elsewhere in this document.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on our current expectations and observations. The factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements include, among others, those discussed in “Item 3D.—Risk Factors”, and such differences may be material. For additional information regarding forward-looking statements used in this report please refer to the section “Cautionary Statement Regarding Forward-Looking Statements.”

Recent Developments

The Fleet

As discussed elsewhere in this annual report, we have had a significant reduction in the size of our fleet. As of August 30, 2013, we own a fleet of two dry bulk vessels and manage two double-hulled oil tanker/asphalt carriers. During 2011 and through August 30, 2013, we have sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring.

During 2013, we agreed, through our wholly-owned subsidiary Newlead Shipping S.A. (“Newlead Shipping”), to perform part of the commercial, the technical and the operational management of three double-hulled oil tanker/asphalt carriers owned by a third party for a monthly fee of approximately $13,000 per vessel. We currently perform the management of two double-hulled oil tanker/asphalt carriers. Management of the third double-hulled oil tanker/asphalt carrier is expected to commence during September 2013.

We are currently in negotiations with Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”) to amend the terms of our loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis and enable the Newlead Markela, a dry bulk Panamax vessel, to remain in our fleet.

Completion of Restructuring of Our Indebtedness

Due to the previously disclosed economic and operational difficulties of the Company, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% senior unsecured convertible notes (the “7% Notes”) and the counterparties to our capital leases (collectively, the agreements governing such debt, the “Financing Documents”). See “Item 5.—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the various Financing Documents. As part of those discussions, we appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of the overall restructuring described below. The aim of the Restructuring (as defined below) was to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis.

Since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we have restructured or obtained waivers of these defaults from each of the lenders under the Financing Documents (the “Restructuring”), except for the credit facility with Piraeus Bank (CPB loan). To date, we are also in default under the terms of the 4.5% Note (as defined below), the Portigon AG Credit Facility, and the Mojave Finance Inc. Credit Facility. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders. In addition, while we have completed our restructuring efforts with the lenders under our revolving credit facility with Bank of Scotland plc (“Bank of Scotland”) and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent (the “Syndicate Facility Agreement”), we continue to have an outstanding liability of $0.1 million under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”). The Restructuring Proposal included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants).

During 2011 and through August 30, 2013, we have sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with the Restructuring. Prior to the Restructuring and as of June 30, 2011, our total indebtedness was approximately $585.5 million, which was net of $76.0 million of beneficial conversion feature, or BCF, related to the $125.0 million of 7% Notes. As of December 31, 2012, our outstanding indebtedness was $152.3 million, excluding the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes.

From July 1, 2011 through August 30, 2013, as a result of the sale, disposal of or handing control of vessels and hulls to our lenders (in conjunction with any repayments and drawdowns performed), our indebtedness has been decreased by an aggregate amount of approximately $460.8 million, excluding interest payable and including (i) the credit facility agreement entered into with Mojave Finance Inc., (ii) the issuance of the 4.5% Senior Convertible Note due in 2022 to Prime Shipping Holding Ltd (“Prime”) (an affiliate of Lemissoler Maritime Company W.L.L. (“Lemissoler”)) (“4.5% Note”), (iii) the issuance of the up to $1.0 million senior convertible promissory note to Good Faith Credit LLC (“Good Faith”) (the “Good Faith Note”) and (iv) the issuance of the up to $1.7 million senior convertible promissory note to Tiger Equity Partners Ltd. (“Tiger”) (“the “Tiger Note”).

As of August 30, 2013 our total indebtedness was approximately $124.8 million, excluding the BCF of the 7% Notes:

•	$32.5 million relating to the Piraeus Bank (CPB loan) Credit Facility

•	$25.0 million relating to the Portigon AG Credit Facility

•	$3.0 million relating to the Mojave Finance Inc. Credit Facility

•	$62.5 million relating to the 4.5% Note

•	$0.1 million of 7% Notes outstanding held by Investment Bank of Greece

•	$0.6 million relating to the Good Faith Note

•	$1.1 million relating to the Tiger Note

While we continue to use our best efforts to complete our restructuring with Piraeus Bank (CPB loan), there can be no assurance that a successful resolution can be reached with Piraeus Bank (CPB loan). Further, there is no assurance that the Company will obtain releases or waivers from defaults under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations.

The terms of the Restructuring completed to date are described below.

Syndicate Facility Agreement

On December 21, 2011, with the consent of the lenders under the Syndicate Facility Agreement, we successfully completed the sale of the Newlead Fortune and the Newlead Avra for an aggregate selling price of approximately $64.5 million. On January 31, 2012, with the consent of the lenders under our Syndicate Facility Agreement, we successfully completed the sale of the Newlead Compass and the Newlead Compassion for an aggregate selling price of approximately $80.2 million. Such proceeds were applied towards the satisfaction of liabilities owed to the lenders under the Syndicate Facility Agreement. As of December 31, 2012, the outstanding balance due to the syndicate lenders was $0.1 million, relating to loan fees outstanding. While the proceeds from the sale of the four LR1vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability. As a result of the sale of the four vessels our overall indebtedness was decreased by an aggregate amount of approximately $147.9 million.

Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd.(formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”)) Credit Facility and 7% Notes

On April 5, 2012, with the consent of Piraeus Bank (CPB loan), we entered into an agreement for the sale of the Newlead Venetico, which was delivered to the buyer on May 8, 2012 for proceeds of approximately $9.5 million. Piraeus Bank (CPB loan) applied the proceeds of such sale towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico, (b) interest payable and (c) the payment of outstanding trade and vendor payments. As of December 31, 2012, the outstanding balance on such loan facility was $32.5 million. As a result of such sale, our overall indebtedness was decreased by an aggregate amount of $6.7 million.

On July 2, 2012, we entered into an agreement with Focus Maritime Corp. (“Focus”), a related party controlled by Mr. Zolotas, for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments (aggregating to approximately $199.8 million), and an additional fee of $17.5 million payable to Focus as an inducement for the conversion, into approximately 264.9 million common shares of the Company. The shares were issued on July 16, 2012. As of December 31, 2012, and as a result of this transaction, our overall indebtedness was decreased by $124.9 million, excluding BCF. As of August 30, 2013, $0.1 million of 7% Notes remained outstanding, held by Investment Bank of Greece.

Portigon AG (formerly, West LB Bank) Credit Facility

On March 28, 2013, we agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility, which include, among others, that: (a) the outstanding balance of $25.3 million is to be payable in 3 quarterly installments of $0.3 million, followed by 5 quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million, followed by a balloon payment of $15.35 million due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment shall be repaid on January 31, 2019), (b) we are waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which Portigon is satisfied that the security cover ratio is not less than 100 % and (ii) December 31, 2013 (inclusive), and (c) we were waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive). In addition, we will pay to Portigon a non-refundable restructuring fee of $0.25 million on or before September 30, 2013. Furthermore, it was agreed that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owned under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt outside the owned fleet for an amount which will not exceed in aggregate $0.5 million. Moreover, the vessel’s excess cash must be applied towards the prepayment of the balloon installment, in accordance with the following, all as described in the amended loan facility: (i) if we are in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. As of August 30, 2013, we were in default under certain covenants in this facility and the outstanding balance was $25.0 million.

Piraeus Bank Credit Facilities

On December 29, 2011, with the consent of Piraeus Bank A.E. (“Piraeus Bank“), we entered into an agreement for the sale of the Grand Ocean and that vessel was delivered to the buyer on January 11, 2012 for proceeds of approximately $8.2 million. Piraeus Bank applied the proceeds of such sale towards (a) the prepayment of $6.5 million of the total outstanding amounts due under the loan agreement for the Grand Ocean (b) interest payable and (c) the payment of outstanding trade and vendor payments. As of December 31, 2012, the outstanding balance was $10.8 million.

On June 20, 2012, we entered into an agreement with Piraeus Bank, that was subsequently amended on April 10 , 2013, to proceed with the sale of two tanker vessels, Hiona and Hiotissa, for an aggregate amount of approximately $57.0 million, and to convert the remaining outstanding debt of Hiona, Hiotissa and Grand Ocean, subject to the satisfaction of certain conditions precedent by the Company, into common shares of the Company. The Hiona and Hiotissa were sold during July 2012 and the proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the two vessels in an aggregate amount of approximately $51.1 million, (b) interest payable and (c) the payment of outstanding trade and vendor payments. On April 11, 2013, 46.3 million common shares of the Company were issued to Piraeus Bank. As of December 31, 2012, the outstanding balance under the loan agreements with Piraeus Bank was $7.2 million. On April 25, 2013, the Company was fully discharged and released from any and all obligations to Piraeus Bank under these credit facilities.

As a result of these transactions, as of August 30, 2013, no outstanding balance remained, and our overall indebtedness was decreased by an aggregate amount of $75.6 million.

Kamsarmax Syndicate Facility Agreements

On February 24, 2012, the Bank of Scotland issued notices of enforcement and notices of default and acceleration in relation to the senior loan agreement and the junior loan agreement, each dated April 15, 2010 (collectively, the “Kamsarmax Syndicate Facility Agreements”), between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62.7 million and $13.9 million under the Kamsarmax Syndicate Facility Agreements and sought a declaration, that, among other things, the Bank of Scotland was entitled to make a demand against the Company in respect of sums owed under the Kamsarmax Syndicate Facility Agreements. Ayasha and Bethune were the shipowning companies of the motor vessels Newlead Tomi and Newlead Gujarat, respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Syndicate Facility Agreements and the vessels were handed over to the lenders control. On August 1, 2012, we were fully discharged and released from any and all obligations in respect of the Kamsarmax Syndicate Facility Agreements. As of December 31, 2012, no outstanding balance remained. As a result of the transaction, our overall indebtedness was decreased by an aggregate amount of approximately $75.1 million.

First Business Bank (FBB) Credit Facility

On August 12, 2011, we entered into an agreement with FBB-First Business Bank S.A. (“FBB”) for the sale of two vessels, the Newlead Spartounta and the Newlead Prosperity (the “FBB Vessel Agreement”), with the net proceeds of such sales to be applied towards (a) the full and final satisfaction of all indebtedness owed to FBB under the credit facilities relating to the Newlead Spartounta and the Newlead Prosperity, and (b) the payment of outstanding trade and vendor payments. As of September 2011, the sale of these vessels was completed. On April 27, 2012, the Company was fully discharged and released of any and all of its obligations to FBB outstanding under the FBB loan agreements. As of December 31, 2011, no outstanding balance remained. As a result of the sale of the two vessels our overall indebtedness was decreased by an aggregate amount of approximately $33.7 million.

Eurobank Credit Facility

On February 10, 2012, with the consent of Eurobank, we agreed to the sale of the Newlead Esmeralda for proceeds of approximately $11.4 million. The proceeds of the sale were applied towards (a) the full and final satisfaction of all indebtedness owed to Eurobank under our loan agreement with Eurobank and (b) the payment of outstanding trade and vendor payments. On February 16, 2012, the sale of this vessel was completed and we were fully discharged and released from any and all obligations to Eurobank under the credit facility and related documents. As of December 31, 2012, no outstanding balance remained. As result of such sale, our overall indebtedness was decreased by an aggregate amount of $11.0 million.

Handysize Syndicate Facility Agreement

On March 21, 2012, with the consent of the lenders, we entered into a memorandum of agreement with an unrelated party for the sale of the Navios Serenity for proceeds of approximately $26.0 million. On March 26, 2012, the vessel was sold and the proceeds of the sale were applied towards the outstanding balance owed under the credit facility with DVB Bank, Nord LB and Emporiki Bank (the “Handysize Syndicate Facility Agreement”). On May 22, 2012, we signed an agreement with the shipbuilder of the Handysize Hull 4029, and the original shipbuilding contract with SPP Shipbuilding Co, Ltd., the prior contract with the yard, was terminated and ceased to be valid. Under this agreement, we and the yard mutually waived all rights and released and discharged each other from all liabilities, obligations, claims and demands. In addition, on May 22, 2012, we were released from our obligations under the Handysize Facility Agreement to the lenders in respect of the Handysize Hull 4029 and on November 23, 2012, we were formally discharged and released of any and all of our obligations in respect of the Handysize Syndicate Facility Agreement. As of December 31, 2012, no outstanding balance remained. As a result of these transactions, our overall indebtedness was decreased by an aggregate amount of approximately $30.8 million.

Northern Shipping Fund (NSF)

On March 14, 2012, we received enforcement notices from Endurance Shipping LLC whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter, and, as a result, the Newlead Endurance was delivered back to Northern Shipping Fund LLC. On March 31, 2012, we entered into a deed of release with Endurance Shipping LLC, the owner of the Newlead Endurance, pursuant to which we were unconditionally released from any guarantee under the bareboat charter for the Newlead Endurance, which had been chartered-in by Curby Navigation Ltd. In connection with the enforcement notices, we also received a termination notice in respect of the ship management agreement between Curby Navigation Ltd. and Newlead Bulkers S.A., which had been the manager of the Newlead Endurance. As part of a redelivery agreement, we were released from all of our obligations and liabilities under the relevant finance lease documentation. The transaction resulted in a decrease of $26.3 million under the finance lease documentation. As of December 31, 2012, no outstanding balance remained.

Lemissoler Maritime Company W.L.L. Capital Lease Obligations and notional 4.5% Senior Convertible Note due in 2022

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, we completed the redelivery of four dry bulk vessels, the Australia, the Grand Rodosi, the China and the Brazil, to their owners which are affiliates of Lemissoler Maritime Company W.L.L. (“Lemissoler”).

On November 28, 2012, we entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime, an affiliate of Lemissoler, which sets out the terms and conditions on which Lemissoler has agreed to the settlement of amounts outstanding and due to them from the Company pursuant to various agreements that had been entered into between the Company and Lemissoler (the “Lemissoler Indebtedness”) and a standstill and waiver of Lemissoler’s right to take action in respect of the Lemissoler Indebtedness and the failure of the Company to perform their respective obligations under such agreements, which includes, for the avoidance of doubt, any existing or future liabilities under agreements relating to the operation of vessels chartered or assigned to Lemissoler.

Pursuant to the Settlement Agreement: (a) the Lemissoler Indebtedness was settled by issuing (i) 109,351,314 common shares of the Company to Prime; and (ii) the $50.0 million 4.5% Note to Prime with such terms as described below; and (b) all fees, costs and expenses incurred by Prime in connection with the transaction will be paid from the issuance of 487,805 common shares of the Company (covering $0.4 million in fees) to Prime (with any shortfall to be fully paid and settled by us, which may be satisfied by issuing further common shares of the Company to Prime). As of December 31, 2012, Prime received 109,351,314 common shares of the Company for the outstanding balance and 487,805 common shares of Company for the fees, costs and expenses incurred by Prime, and we issued to Prime the 4.5% Note.

In addition, in connection with the Settlement Agreement, we entered into a registration rights agreement with Prime, pursuant to which we are obligated to file a registration statement or registration statements covering the potential sale of the common shares of the Company issued to Prime and the shares of the Company’s common shares issuable upon conversion of the 4.5% Note. Prime may also request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

The 4.5% Note will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or earlier upon redemption, repurchase or conversion in accordance with its terms. At our option, subject to certain conditions, interest may be satisfied by issuing additional common shares of the Company (rather than in cash).

The amount of shares to be paid is calculated by dividing (i) the per share amount equal to 80% of the arithmetic average of the daily volume-weighted average price (“VWAPs”) of the Company’s common shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the interest payment date into (ii) an amount equal to the total amount of cash such holder would receive if the aggregate amount of interest on the 4.5% Note was being paid in cash. The 4.5% Note is convertible, at a holder’s option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms.The holder has the right to convert the principal amount of the 4.5% Note, or any portion of such principal amount which is at least $1,000 (or such lesser principal amount of the 4.5% Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable common shares of the Company (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of the 4.5% Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the 4.5% Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date. The Conversion Price means an amount equal to 80% of the arithmetic average of the daily VWAPs of the common shares of the Company for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the conversion date. If the holder does not convert the 4.5% Note prior to the maturity date, then so long as no certain events of default (“Events of Default”) or an event triggering a repurchase (“Repurchase Event”) has occurred and is continuing, the principal of and accrued interest on the 4.5% Note that is outstanding on the maturity date shall automatically convert, without further action by the holder, into common shares of the Company. The number of common shares issued by us to the holder upon such conversion shall be the quotient obtained by dividing (x) the outstanding principal of and accrued interest on the 4.5% Note on the maturity date by (y) the Conversion Price then in effect.

We may redeem all or part of the outstanding principal amount of the 4.5% Note at any time, subject to certain conditions, at a redemption price in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note plus (2) accrued and unpaid interest on such principal amount to the redemption date plus (3) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (2) at the rate provided in the 4.5% Note to the redemption date, subject to certain conditions specified in the 4.5% Note. If a Repurchase Event occurs, the holder will have the right, at the holder’s option, to require us to repurchase all of the 4.5% Note, or any portion thereof, on a repurchase date that is five business days after the date of the holder delivered its notice with respect to such Repurchase Event. The repurchase price will be an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note that the holder has elected to be repurchased plus (2) accrued and unpaid interest on such principal amount to the date of such repurchase plus (3) accrued and unpaid default interest, if any, thereon at the rate provided in the 4.5% Note to the date of such repurchase.

If an Event of Default shall have occurred, then the applicable interest rate shall be increased to 6.5% per annum during the period from the date of such Event of Default until the date no Event of Default is continuing. We may, at our option, subject to certain conditions, make any payments required to be made by us to the holder upon acceleration of the 4.5% Note by reason of certain Events of Default in common shares of the Company.

As of December 31, 2012, no outstanding balance on the lease debt remained and on January 30, 2013, we were formally released from all of our obligations and liabilities under the relevant finance lease documentation.

Good Faith Note

On February 5, 2013, we issued a senior convertible promissory note to Good Faith for up to $1.0 million (the “Good Faith Note”). The Good Faith Note is due in one balloon payment on August 4, 2014. Borrowings under this Good Faith Note bear a fixed interest rate of 10% per annum on the unpaid principal balance and 5% per annum on the outstanding principal balance and any accrued and unpaid cash interest in Company’s common shares or cash, at our option. The Good Faith Note is convertible into common shares at a conversion price of $0.82 per share at holder’s option, at any time and from time to time.

Tiger Note

On June 19, 2013, we issued a senior convertible promissory note to Tiger, for up to $1.7 million. The Tiger Note is due on June 19, 2014. Borrowings under this note bear a fixed interest rate of 8% per annum on the unpaid principal balance if paid in cash or 15% per annum on the outstanding principal balance if settled by issuance of shares of the Company, at our option. The Tiger Note also contains interest and anti-dulition adjustments under certain circumstances. The Tiger Note is convertible into common shares at a conversion price equal to 95% of the arithmetic average of the closing price of the Company’s common shares on the five trading days prior to and beginning with the date two business days before the maturity date or the conversion date.

New Business Arrangements for Purchase and Trading of Coal

We have entered into a joint venture arrangement and we have established a new entity with J Mining & Energy Group for the purchase and trading of coal.

On April 11, 2012, through one of our wholly-owned subsidiaries, NewLead Holdings (US) Corp., we entered into a Joint Venture Agreement with J Mining & Energy Group to establish New Lead JMEG LLC as a joint venture to engage in the business of purchasing and trading certain commodities, principally coal. We have joint control with J Mining & Energy Group of New Lead JMEG LLC and we are entitled to and are liable for the total net assets of the joint venture. NewLead Holdings (US) Corp. contributed to the capital of the joint venture $2.5 million cash and $1.0 million of value in coal sales agreements. In addition, we delivered to J Mining & Energy Group $0.3 million in cash and 731,140 shares of our common stock as a condition to the closing of the Joint Venture Agreement.

On April 30, 2012, we and a third party established NewLead Mojave Holdings LLC (“NewLead Mojave”). We control 52% of NewLead Mojave (52% of the voting rights) and we are entitled to and are liable for the total net assets of NewLead Mojave according to this percentage of control. We contributed to the capital of the new entity 100% of NewLead Holdings (US) Corp.’s share capital, while Mojave Finance Inc. agreed to make available a loan facility of $3.0 million to NewLead Holdings (US) Corp.

New Credit Facilities for New Lead JMEG LLC (a joint control entity that is not consolidated into the Company’s financial statements)

On March 4, 2013, New Lead JMEG LLC entered into an additional agreement with a financial institution for a Credit Facility of up to $0.5 million. The facility is payable in one balloon payment due three months from the draw-down unless the lender agrees, in its sole discretion to extend to such date as the lender may determine. Borrowings under this facility bear a fixed interest rate of 24% per annum on the unpaid principal balance. On June 5, 2013, the facility was fully repaid.

On March 8, 2013, New Lead JMEG LLC entered into an agreement with a financial institution for a Revolving Credit Facility of up to $1.35 million. The facility is payable in one balloon payment due twelve months from the final draw-down unless the lender agrees, in its sole discretion, to extend to such date as the lender may determine. Borrowings under this facility bear a fixed interest rate of 24% per annum on the unpaid principal balance.

Coal Sale Purchase Agreements (Sale Agreements)

As of December 31, 2012, excluding any Sale Purchase Agreements which existed on December 31, 2012, but which were cancelled prior to the date of the filing of this annual report, New Lead JMEG LLC, a joint venture affiliate of the Company, has entered into a Sale Purchase Agreement with a third party to sell 0.8 million tons of thermal coal, or approximately $69.4 million of total contracted revenue (subject to a variation of 10% in agreed tonnage supply), for a period of one year after the commencement date of this agreement, which is considered to be the first shipment of coal under the agreement. Shipments of coal under this Sale Purchase Agreement are expected to commence during the fourth quarter of 2013 or as otherwise agreed.

In January and February 2013, New Lead JMEG LLC also entered into three Sale Purchase Agreements with two third parties to supply approximately $806.1 million of thermal coal, which were subject to a variation of 5-10% in agreed tonnage supply, located in Kentucky, USA. In May and July 2013, New Lead JMEG LLC received notices of termination on the two of those Sale Purchase Agreements to supply approximately $245.1 million of thermal coal to one of the third parties due to ongoing defaults by New Lead JMEG LLC under the agreements. The third Sale Purchase Agreement was orally terminated by both parties due to ongoing defaults by New Lead JMEG LLC under the agreement. As of August 30, 2013, the buyers of all three Sale Purchase Agreements have not initiated any actions against New Lead JMEG LLC based upon such defaults.

Coal Sale Purchase Agreements (Purchase Agreements)

As of December 31, 2012, New Lead JMEG LLC entered into two Sale Purchase Agreements with a third party to purchase thermal coal from Kentucky, USA. The commencement period of the agreements, which were revised on March 27, 2013, begins with the first shipment of coal, which is expected to take place during the fourth quarter of 2013 or as otherwise agreed.

The commitments under the Coal Purchase Sale Agreements (Purchase Agreements) as of December 31, 2012 were (in millions):

BTU	Year	Amount
12,300	1	$47.0
12,300	2	64.4
12,300	3	64.4
12,300	4	64.4
12,300	5	64.4
		304.6
10,800	1	40.2
10,800	2	54.9
10,800	3	54.9
10,800	4	54.9
10,800	5	54.9
		259.8
		$564.4

Coal Acquisitions

On December 18, 2012, the Company entered into an agreement with Cypress Camon Energy, LLC (“Cypress”), Cypress Camon Investment Management, LLC (“CCIM”) the minority owners of Cypress and certain third parties (together the “Owners”) to purchase:

i)	the ownership and mineral rights to approximately 7,695 acres of land in Kentucky (the “Kentucky Property”), as successor-in-interest to a prior Asset Purchase Agreement entered into by Cypress (the “Kentucky Agreement”); and

ii)	18,335 acres in Tennessee (the “Tennessee Property”) and certain leasehold interests, as successor-in-interest to a prior Asset Purchase Agreement entered into by Cypress (the “Tennessee Agreement”).

In connection to the acquisitions, the Company agreed also to pay to CCIM $3.0 million in the form of common shares of NewLead (7,500,000 shares were issued on March 28, 2013) and a ten year warrant for $6.4 million in common shares of NewLead, at an exercise price of $0.40 per share. In addition, on January 1, 2013, the Company agreed to issue to J Mining & Energy Group 42,500,000 common shares as a prepayment for its assistance in supervising, securing and executing the acquisitions. The shares were issued on March 28, 2013. The transactions are subject to the delivery of certain definitive agreements and other closing conditions. The Company has not yet obtained the necessary financing to satisfy payment under these agreements and, as a result, the transactions did not close on their intended closing dates, and as of August 30, 2013, have still not closed.

In connection with the potential acquisition of the two properties, the Company hired three executive employees with extensive mining expertise that will manage and supervise the Company’s mining operations. In addition to the properties located in Kentucky and Tennessee, the Company is also in discussions for the acquisition of additional coal properties. However, there is no assurance that any such discussions will result in an agreement.

As of August 30, 2013, our coal mining business has not yet commenced operations. While we hope to finalize the acquisitions and begin mining operations as soon as possible, there is no assurance that our coal business will begin operating in the near future, or at all. As of August 30, 2013, the Company has not generated any revenue as a result of the acquisitions.

Kentucky Property

The acquisition of the Kentucky Property is subject to execution of certain definitive agreements and other closing conditions. In connection with the Kentucky Agreement, the Company agreed to help facilitate the December 31, 2012 closing of the Asset Purchase Agreement of the Kentucky Property between Williams Industries, LLC (“Williams”) and Kentucky Fuel Corporation (“Kentucky”) in which Kentucky transferred its ownership and mineral rights in the Kentucky Property to Williams (both Williams and Kentucky are unrelated parties to the Company). In connection with the sale between William and Kentucky, on December 28, 2012, the Company issued promissory notes to RJLT Investments LLC, Williams Industries LLC and Kentucky in the amount of $1.5 million, $2.0 million and $7.5 million, respectively, for a total consideration of $11.0 million, payable in their entirety on January 29, 2013 (the “notes”). The Company issued the notes to facilitate the sale to Williams as the Company has agreed to acquire the Kentucky Property from Williams on a closing date subsequent to December 31, 2012. The notes did not accrue interest, but remained subject to a guaranty by the initial purchaser and were secured by a mortgage lien and a security interest in the assets being purchased (the “Collateral Security Package”). However, the Company did not receive an ownership interest in, or control over, the Kentucky Property.

On January 29, 2013, the maturity date of the notes, the Company had not yet obtained the necessary financing to satisfy the notes and, as a result, the transaction did not close. On January 29, 2013, the parties agreed to extend the closing date of the Kentucky Agreement to February 15, 2013 (the “Initial Extension”) in exchange for an $100,000 non-refundable deposit by the Company. The Company was again unable to obtain the necessary financing to satisfy the notes and, as a result, on February 12, 2013, the parties agreed to further extend the closing date of the Kentucky Agreement to March 6, 2013 (the “Second Extension”). As consideration for the Second Extension, the Company agreed to (i) the immediate release to the noteholders of the $100,000 deposit provided in connection with the Initial Extension and (ii) the issuance of $175,000 of the Company’s common stock. The stock issuance was not completed. On March 6, 2013, the sale was unable to close due to a lack of financing.

On March 18, 2013, the parties entered into a subsequent amendment to the Kentucky Agreement (the “Kentucky Amendment”), pursuant to which the parties agreed to further extend the closing date of the Kentucky Agreement, subject to the execution of certain definitive agreements and continued compliance by the Company with certain conditions. Under the terms of the Kentucky Amendment, the closing date was extended to February 18, 2014, but in no case later than promptly following a final commitment and closing of loans from a funding source to finance the remaining payments due by the Company. As consideration for this extension, the Company committed to (i) make and pay for certain improvements to the property in a minimum amount of $300,000, (ii) execute forbearance agreements with certain of the noteholders (the “Forbearance Agreements”), pursuant to which payments on the notes will be paid directly by the Company on a monthly basis, as discussed below, (iii) provide a non-refundable deposit of $400,000, (iv) provide a $175,000 cash payment in lieu of the Company stock not previously delivered in connection with the Second Extension and (v) deliver $175,000 of the Company’s stock.

The Forbearance Agreements provide that such noteholders will forbear from pursuing the rights and remedies available to them under the notes and the Collateral Security Package until the earliest to occur of (a) the Company’s failure to comply in any respect with the obligations under the Forbearance Agreements, (b) the occurrence or discovery of an event of default under the Kentucky Agreement, as amended (the period beginning March 18, 2013 to the earliest of such dates being the “Forbearance Period”) or (c) February 18, 2014. Under the Forbearance Agreements, the Company was to pay to such noteholders monthly payments for a period of one year, with an aggregate of $400,000 per month due for the a three-month period, and approximately $1.1 million due per month for nine-month period thereafter. Interest will accrue on these payments, until all principal on such notes have been paid, at rate of 10% per annum. Accumulated interest is not payable until the earlier of (i) the date of early payment of the principal amount of such notes or (ii) February 18, 2014. All amounts then-owing under the Kentucky Agreement, as amended, and the Forbearance Agreements will be accelerated and due in full upon the closing of a credit facility by the Company with a lending institution. The Company has been unable to meet the obligations under the Forbearance Agreements and the Kentucky Amendment, and is currently in deafault under such agreements. To date, the noteholders have not initiated any actions against the Company based upon the continuing defaults.

Except with respect to the specific existing events of default contemplated under the Forbearance Agreements, the Forbearance Agreements do not constitute a forbearance or waiver of the noteholders’ rights at any time, including during the term of the Forbearance Agreements, to enforce any and all rights and remedies held under the Kentucky Agreement, as amended, the notes, the Collateral Security Package, or any other related document between the parties. Following the end of the Forbearance Period or following any actions taken by the noteholders based upon the continuing defaults by the Company, continued forbearance will only occur upon written agreement by the noteholders, upon terms and conditions satisfactory to the noteholders and in their sole discretion. If such continued forbearance is not secured, the noteholders shall have the right to enforce any and all rights available to them, including recovery of the full amount of the obligations owed and foreclosure on collateral thereunder. The Company is seeking the financing to consummate this transaction to satisfy its obligations as soon as possible. However, the Company has already missed the original expected closing date, and there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable for damages and for any and all amounts owed.

Tennessee Property

The Tennessee Agreement contemplates that the Company will acquire rights, title, permits and leases to coal mines. The transaction was subject to execution and delivery of certain definitive agreements and other closing conditions, and was expected to close in February 2013. The agreement provided that consideration of approximately $55.0 million would be payable in cash in two installments; $30.0 million at closing and the remaining approximately $25.0 million on the first anniversary of the closing. As the Company has not obtained the necessary financing to satisfy its payment obligations under the Tennessee Agreement, the transaction has not closed.

On March 14, 2013, the Company entered into an amendment to the Tennessee Agreement (the “Tennessee Amendment”) pursuant to which the Company was permitted to utilize the property through a one-year lease agreement, terminating February 15, 2014. The lease payments were to be $450,000 per month for a three-month period, followed by approximately $3.2 million per month for the nine month period thereafter. The lease payments were applied towards reducing the amount of consideration owed by the Company under the Tennessee Agreement, as amended. The lease was to be terminated if any lease payment was not timely made. Further, upon any default under the lease, the Company was to assign all rights under permits, mining contracts or other mining assets on the property to the seller of the property. The seller of the property was also be granted membership interests in the leasing party, our wholly-owned U.S. subsidiary, in order to secure obligations owed under the lease. Further, a portion of the Company’s obligation was evidenced by an approximate $23.0 million promissory note with a maturity date of February 15, 2015.

Under the terms of the Tennessee Amendment, we have also agreed to take all reasonable steps to secure financing to close the transaction as soon as possible, and will set a closing date as soon as practicable following a secure commitment of financing, but in any case before the end of the first year following the first lease payment under the Tennessee Amendment. Pursuant to the terms of the Tennessee Amendment, since the transaction has not closed by July 15, 2013, the remaining lease payments will now bear interest at a rate of 6% per annum, payable on the 15th date of each month, until closing occurs. Should closing not occur on or before March 15, 2014, the Tennessee Agreement, and any amendments thereto, shall terminate and be of no further force or effect. The Company has been unable to meet the obligations under the Tennessee Amendment, is currently in deafault under such agreement and no longer has the right to utilize the property. To date, the seller has not initiated any actions against the Company based upon such defaults. Because the Company has defaulted under the terms of the Tennessee Amendment, on June 7, 2013, the Company assigned all rights under permits, mining contracts or other mining assets on the property back to the seller. While the Company intends to secure the financing to satisfy the Tennessee Agreement, as amended, there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable to the parties for damages or any and all amounts owed under the agreements, which may adversely affect our business.

Nickel Wire Transaction

On January 4, 2013, we, under a Nickel Purchase Agreement, acquired 3,750 grams of nickel wire (the “Nickel”) from N.M. Kandilis S.A. in exchange for approximately 258.5 million newly issued common shares of the Company. The shares were issued on March 1, 2013. The Nickel Purchase Agreement stated that the respective shares will be delivered for Nickel with a value of at least $212.0 million. In connection with the Nickel Purchase Agreement, two affiliates of N.M. Kandilis S.A., Vasileios Telikostoglou and Essential Holding LTD, entered into lock-up agreements with respect to the common shares of the Company to be issued under the Nickel Purchase Agreement. These lock-up agreements provided, among other things, that if the Nickel was not monetized within eighteen months of the date of the Nickel Purchase Agreement, then the lock-up agreements would be considered null and void and the shares would be cancelled. These affiliates also agreed in the lock-up agreements that if the Nickel was sold at a reduced price of at least a 45% discount of the agreed contractual sale price under the Nickel Purchase Agreement, the number of shares would be adjusted pro rata. We intended to use the investment of Nickel to provide collateral for loans funding our capital-intensive activities and to provide a platform upon which to execute our diversified growth strategy.

Following our entry into the Nickel Purchase Agreement, PricewaterhouseCoopers Auditing Company S.A. (“PwC”), asked our audit committee to (i) conduct an investigation of the transaction between us and N.M. Kandilis S.A. within the scope of Section 10A of the Securities Exchange Act of 1934, as amended, (ii) investigate the origin of the Nickel, including its transfer from a Russian entity, its importation into the United Kingdom, the manner of its clearance through UK customs and whether N.M. Kandilis S.A. had proper title to the Nickel to effect the transaction, (iii) assess and report on the integrity of our management regarding the acquisition of the Nickel, (iv) assess whether we acquired legal ownership and good title of the Nickel and (v) advise as to any appropriate remedial action to be taken. The audit committee agreed with PwC’s request, and hired Debevoise & Plimpton LLP (“Debevoise”) to conduct the investigation.

The reports we had received from experts in the metals market, and used in connection with the closing of the Nickel transaction, valued much smaller quantities of nickel wire than the amount bought by us and the $212.0 million valuation was an extrapolation derived by our management from the value of the Nickel per meter. While the investigation was ongoing, PwC hired a third party valuation analyst to perform an independent fair value analysis of the Nickel. The third party valuation analyst determined that the Nickel’s value was substantially less than the $212.0 million in common shares paid as consideration for the Nickel. This substantially lower value was up to a 99% discount of the valuation used for the January 4, 2013 transaction. We believe the difference was partially due to a substantial illiquidity discount being placed on the Nickel due to the very large amount acquired. Further, we believe that prices received from the sale of the Nickel depend upon the country in which it is sold as well as the method of sale used. Our attempts to use our Nickel as collateral following its acquisition convinced us that it would be challenging to accomplish a sizable transaction due to the illiquid market.

Pursuant to a July 31, 2013 report to the audit committee, Debevoise concluded as follows:

•	It could not definitively confirm the source of the Nickel and did not see satisfactory documentation demonstrating the sale from its original manufacturer to N.M. Kandilis S.A. Although an investigator hired by Debevoise confirmed that certain Russian companies mentioned in the course of the investigation do manufacture nickel wire of similar characteristics to the Nickel in question, Debevoise noted that significant questions remain as to the way in which it was acquired. Debevoise further noted that, notwithstanding this, it did not identify any evidence of wrongdoing on the part of our management or any indication of wrongdoing on the part of N.M. Kandilis S.A.’s representative with whom we interfaced in connection with the Nickel transaction.

•	Our management undertook limited due diligence in relation to the parties involved in the Nickel transaction, and tried to improve the documentary record after the transaction. This, for example, involved back-dating documents and seeking written assurances and affidavits from several persons involved, though it appeared that this was done in an attempt to properly document the transaction, as opposed to being intentionally done to deceive investors or other parties. Notwithstanding these matters, Debevoise did not find any evidence to suggest any wrongdoing on the part of our management, nor did it find any evidence that the Nickel transaction was done for potentially improper purposes.

•	It would be advisable for our management to undertake enhanced due diligence on any transaction outside its ordinary course of business, such as the Nickel transaction.

As a result of the difficulties in collateralizing the Nickel, the discrepancy in possible values of the Nickel and uncertainty as to the Nickel’s origin, we and N.M. Kandilis S.A. mutually agreed on May 24, 2013 to unwind the transaction, at which time the Nickel was returned to N.M. Kandilis S.A. and the common shares issued in the transaction were cancelled.

Deficiency and Compliance Notices from The NASDAQ Stock Market

On August 30, 2012, we received a written notification from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that we were not in compliance with NASDAQ Listing Rule 5450(b) (3)(C) for continued listing on The NASDAQ Global Select Market because the Market Value of the Company’s Publicly Held Shares (“MVPHS”) was below $15.0 million for the previous 30 consecutive business days. On September 13, 2012, we received another written notification from the NASDAQ indicating that we were not in compliance with NASDAQ Listing Rule 5450(a)(1) because the minimum bid price of our common shares was below $1.00 per share for the previous 30 consecutive business days (the “minimum bid price requirement”).

Pursuant to the NASDAQ Listing Rules, we were granted a 180-day compliance period in respect of each violation to regain compliance with the requirements of the NASDAQ Listing Rules. On September 17, 2012, we received notification from the NASDAQ Listing Qualifications department that we had regained compliance with the minimum MVPHS of $15.0 million for continued listing under Listing Rule 5450(b)(3)(X) as our MVPHS had been $15.0 million or greater for 30 consecutive business days. On January 24, 2013, we received notification from the NASDAQ Listing Qualifications department that we had regained compliance with the minimum bid price requirement pursuant to NASDAQ Listing Rule 5450(a)(1), as the closing bid price of our common shares exceeded $1.00 for 10 consecutive business days.

On April 4, 2013, NewLead Holdings Ltd. (the “Company”) received another written notification from NASDAQ indicating that the Company was not in compliance with NASDAQ Listing Rule 5450(a)(1) because the minimum bid price of the Company’s common shares was below the minimum bid price requirement. Pursuant to the NASDAQ Listing Rules, the Company has been granted a 180-day compliance period to regain compliance with the requirements of the NASDAQ Listing Rules. The compliance period for the minimum bid price requirement ends on October 1, 2013. During the compliance period, the Company’s common shares will continue to be listed and traded on The NASDAQ Global Select Market. Pursuant to the NASDAQ Listing Rules, the Company may regain compliance with the NASDAQ Listing Rules if the minimum bid price of its common shares equals at least $1.00 per share for ten consecutive business days at any time during the compliance period pursuant to NASDAQ Listing Rule 5810(c)(3)(A).

We had not filed our Form 20-F for the fiscal year ended December 31, 2012 before the due date of April 30, 2013 and therefore did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing. Consequently, on May 16, 2013, we received a notice from NASDAQ (the “NASDAQ Letter”) stating that we were not in compliance with NASDAQ Listing Rule 5250(c)(1) (the “Rule”) because we did not timely file Form 20-F with the Securities and Exchange Commission (the “SEC”). NASDAQ Listing Rule 5250(c)(1), in pertinent part, requires us to timely file all required periodic reports and other documents with the SEC. The NASDAQ Letter requested that we submit a plan to regain compliance with the Rule by July 15, 2013.

On July 10, 2013, we submitted to NASDAQ a plan to regain compliance with the Rule. After reviewing the Company’s plan to regain compliance, on August 5, 2013 NASDAQ granted an exception to enable the Company to regain compliance with the Rule. Under the terms of the exception, the Company must file its Form 20-F on or before September 2, 2013. As we are filing the Form 20-F before that date, we did not receive a notice of delisting of our common stock.

Withdrawal of Registration Statement on Form F-1 (Registration No. 333-171472)

On October 3, 2012, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we requested the Securities and Exchange Commission consent to the withdrawal of our Registration Statement on Form F-1 (Registration No. 333-171472), together with all exhibits and amendments thereto (the “Registration Statement”). No securities were sold or will be sold under the Registration Statement. We submitted the request for withdrawal as we did not intend to pursue the contemplated public offering at that time. We reserve the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Management Agreements

During 2013, we agreed, through our wholly-owned subsidiary Newlead Shipping, to perform part of the commercial, the technical and the operational management of three double-hulled oil tanker/asphalt carriers owned by a third party for a monthly fee of approximately $13,000 per vessel. We currently perform the management of two double-hulled oil tanker/asphalt carriers. Management of the third double-hulled oil tanker/asphalt carrier is expected to commence during September 2013.

Appointments

In January 2013, following (i) the expiration of the term of the Class I Directors in the Company’s Annual General Meeting of Shareholders in 2012 and (ii) the resignation of Nicholas G. Fistes from his position as Class I Director and Chairman, the Company announced that Michael S. Zolotas, in addition to his other positions, would assume the role and responsibilities of Chairman of the Company. As such, our Board of Directors consists of one Class I Director, one Class II Director and two Class III Directors.

In March 2013, Spyros Gianniotis, a Class III Director since October 13, 2009, was appointed Deputy Chairman.

In March 2013, Antonis Bertsos, the Company’s Chief Financial Officer, was appointed President and Corporate Secretary.

Equity Incentive Plan

On March 13, 2013, the Second Amended and Restated 2005 Equity Incentive Plan (the “Plan”) was amended to increase the number of common shares reserved for issuance from 2,083,334 to 37,209,590 to better enable us to offer equity incentives to our officers, directors, employees and consultants. In addition, the Plan provides for an annual increase in the total number of our common shares available for issuance under the Plan on the first day of each fiscal year of the Company, beginning in fiscal year 2014, by 5% of the number of outstanding common shares of the Company on such date.

Accounts Payable Settlement (April 5, 2013)

On April 5, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between the Company and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 650964/2013 (the “Action”). Hanover commenced the Action against the Company on March 18, 2013 to recover an aggregate of $2,411,581.34 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “Assigned Accounts”), plus fees and costs (the “Claim”). The Assigned Accounts relate to certain legal, insurance, broker, bunker and consulting services provided by certain vendors of the Company. The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the Order by the Court on April 5, 2013.

Pursuant to the terms of the Settlement Agreement approved by the Order, on April 5, 2013, the Company issued and delivered to Hanover 6,000,000 shares (the “Settlement Shares”) of the Company’s common stock, $0.01 par value (the “Common Stock”). Giving effect to such issuance, the Settlement Shares represent approximately 0.906% of the total number of shares of Common Stock outstanding as of the date of the Settlement Agreement. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) (the “True-Up Date”) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Order. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the sum of (i) the quotient obtained by dividing (A) $2,411,581.34, representing the total amount of the Claim, by (B) 70% of the VWAP of the Common Stock over the Calculation Period and (ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action, which shall not exceed $50,000 (less $10,000 heretofore paid by the Company) by (B) the VWAP of the Common Stock over the Calculation Period, rounded up to the nearest whole share (the “VWAP Shares”). The “Calculation Period” is defined in the Settlement Agreement to mean the shorter of the following: (i) the 50-consecutive trading day period commencing on the trading day immediately following the date of issuance of the initial Settlement Shares (the “Initial Issuance Date”), and (ii) the consecutive trading day period commencing on the trading day immediately following the Initial Issuance Date and ending on the trading day that Hanover shall have received aggregate cash proceeds from the resale of Settlement Shares equal to the sum of (A) $3,135,055.75, representing 130% of the total amount of the Claim, and (B) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action through the True-Up Date, subject to the cap set forth above (less $10,000 heretofore paid by the Company), supported by daily written reports to be delivered by Hanover to the Company. As a result, the Company ultimately may be required to issue to Hanover substantially more shares of Common Stock than the number of Settlement Shares initially issued (subject to the limitations described below).

The Settlement Agreement further provides that if, at any time and from time to time during the Calculation Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement and the Order, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request issue and deliver the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement). At the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company will issue and deliver to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares. Hanover may sell the shares of Common Stock issued to it or its designee in connection with the Settlement Agreement at any time without restriction (except as provided below), even during the Calculation Period.

The Settlement Agreement also provides that with respect to any single trading day during the Calculation Period, Hanover shall not offer or sell any Settlement Shares on, or over the course of, such trading day in excess of 15% (the “Trading Limitation Threshold”) of the worldwide average daily trading volume in the Common Stock on all national securities exchanges and automated quotation systems, if any, on which the Common Stock is listed or designated for quotation (as the case may be), excluding any sales of Common Stock by Hanover (the “ADTV”), for the 10 trading days immediately preceding such trading day; provided, however, that if the aggregate market value of the ADTV does not exceed $300,000 (the “ADTV Threshold”) for three consecutive trading days during the Calculation Period (based on the VWAP over such three consecutive trading days), then the Trading Limitation Threshold shall, for all purposes of the Settlement Agreement, become 10% until such time as the ADTV shall exceed the ADTV Threshold for at least three consecutive trading days (based on the VWAP over such three consecutive trading days), at which time it shall revert back to 15%. Hanover and the Company may modify this restriction by mutual written agreement. The Settlement Agreement further provides that in no event shall the number of shares of Common Stock issued to Hanover or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 4.99% of the Common Stock.

Furthermore, the Settlement Agreement provides that, for so long as Hanover or any of its affiliates hold any shares of Common Stock, Hanover and its affiliates are prohibited from, among other actions: (1) voting any shares of Common Stock owned or controlled by Hanover or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Company; or (2) engaging or participating in any actions, plans or proposals that relate to or would result in, among other things, (a) Hanover or its affiliates acquiring additional securities of the Company, alone or together with any other person, which would result in Hanover and its affiliates collectively beneficially owning, or being deemed to beneficially own, more than 9.99% of the Common Stock or other voting securities of the Company (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder), (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) changes in the present board of directors or management of the Company, (e) material changes in the capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or similar instruments or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Company to become eligible for termination of registration under Section 12(g)(4) the Exchange Act, or (j) any actions similar to the foregoing. These prohibitions may not be modified or waived without further order of the Court.

The issuance of Common Stock to Hanover pursuant to the terms of the Settlement Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

Since the issuance of the Settlement Shares described above, Hanover demonstrated to the Company’s satisfaction that it was entitled to receive an aggregate of 6,850,000 additional shares (“Additional Settlement Shares”) based on the adjustment formula described above, and that the issuance of such Additional Settlement Shares to Hanover, in the amounts and at the times requested by Hanover during the Calculation Period, would not result in Hanover exceeding the beneficial ownership limitation set forth above. Accordingly, during the Calculation Period, the Company issued and delivered to Hanover an aggregate of 6,850,000 Additional Settlement Shares pursuant to the terms of the Settlement Agreement approved by the Order.

The Calculation Period expired on June 18, 2013 and the True-Up Date occurred on June 19, 2013. Based on the adjustment formula described above, Hanover was entitled to receive an aggregate of 11,995,826 VWAP Shares. Accordingly, since Hanover previously had received an aggregate of 12,850,000 Settlement Shares and Additional Settlement Shares, on the True-Up Date Hanover returned to the Company for cancellation 854,174 shares of Common Stock pursuant to the terms of the Settlement Agreement approved by the Order. No additional shares of Common Stock are issuable to Hanover pursuant to the Settlement Agreement.

Accounts Payable Settlement (July 9, 2013)

On July 9, 2013, the Court entered an order (the “July Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act in accordance with a stipulation of settlement (the “July Settlement Agreement”) between the Company and Hanover in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 155723/2013 (the “July Action”). Hanover commenced the July Action against the Company on June 21, 2013 to recover an aggregate of $7,205,547.92 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “July Assigned Accounts”), plus fees and costs (the “July Claim”). The July Assigned Accounts relate to certain legal, insurance, broker, bunker, consulting and other services and supplies provided by certain vendors of the Company. The July Order provides for the full and final settlement of the July Claim and the July Action. The July Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the July Order by the Court on July 9, 2013.

Pursuant to the terms of the July Settlement Agreement approved by the July Order, on July 10, 2013, the Company issued and delivered to Hanover 61,000,000 shares (the “July Settlement Shares”) of the Company’s Common Stock. Giving effect to such issuance, the July Settlement Shares represent approximately 9.92% of the total number of shares of Common Stock outstanding as of the date of the July Settlement Agreement. The July Settlement Agreement provides that the July Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) (the “July True-Up Date”) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the July Settlement Agreement be based upon theVWAP of the Common Stock for a specified period of time subsequent to the Court’s entry of the July Order. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the July Settlement Agreement shall be equal to the sum of (i) the quotient obtained by dividing (A) $7,205,547.92, representing the total amount of the July Claim, by (B) 65% of the VWAP of the Common Stock over the Calculation Period as defined below and (ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the July Action, which shall not exceed $50,000, by (B) the VWAP of the Common Stock over the Calculation Period, rounded up to the nearest whole share (the “July VWAP Shares”). The “Calculation Period” is defined in the July Settlement Agreement to mean the shorter of the following: (i) the 120-consecutive trading day period (subject to extension as set forth in the July Settlement Agreement) commencing on the trading day immediately following the date of issuance of the July Settlement Shares (the “July Initial Issuance Date”), and (ii) the consecutive trading day period commencing on the trading day immediately following the July Initial Issuance Date and ending on the trading day that Hanover shall have received aggregate cash proceeds from the resale of July Settlement Shares equal to the sum of (A) $9,727,489.70, representing 135% of the total amount of the July Claim, and (B) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the July Action through the July True-Up Date, subject to the cap set forth above, supported by daily written reports to be delivered by Hanover to the Company. As a result, the Company ultimately may be required to issue to Hanover substantially more shares of Common Stock than the number of July Settlement Shares initially issued (subject to the limitations described below).

The July Settlement Agreement further provides that if, at any time and from time to time during the Calculation Period, Hanover reasonably believes that the total number of July Settlement Shares previously issued to Hanover shall be less than the total number of July VWAP Shares to be issued to Hanover or its designee in connection with the July Settlement Agreement and the July Order, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request issue and deliver the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “July Settlement Shares” for purposes of the July Settlement Agreement). At the end of the Calculation Period, (i) if the number of July VWAP Shares exceeds the number of July Settlement Shares issued, then the Company will issue and deliver to Hanover or its designee additional shares of Common Stock equal to the difference between the number of July VWAP Shares and the number of July Settlement Shares, and (ii) if the number of July VWAP Shares is less than the number of July Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of July VWAP Shares and the number of July Settlement Shares. Except as provided below, Hanover may sell the shares of Common Stock issued to it or its designee in connection with the July Settlement Agreement at any time without restriction, even during the Calculation Period.

The July Settlement Agreement also provides that with respect to any single trading day during the Calculation Period, Hanover shall not offer or sell any July Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 15% of the worldwide average daily trading volume in the Common Stock on all national securities exchanges and automated quotation systems, if any, on which the Common Stock is listed or designated for quotation (as the case may be), excluding any sales of Common Stock by Hanover, for the 10 trading days immediately preceding such trading day and (ii) $65,000 worth of Common Stock. Hanover and the Company may modify this restriction by mutual written agreement.

The July Settlement Agreement further provides that in no event shall the number of shares of Common Stock issued to Hanover or its designee in connection with the July Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and the rules and regulations thereunder), result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

The remaining terms of the July Settlement Agreement and July Order are substantially the same as the terms of the Settlement Agreement and Order executed in April.

Time Charter Agreements

On January 5, 2013, we agreed with the charterer of Newlead Markela to reduce the daily base rate from approximately $18,000 to approximately $8,000 and to extend the period of the charter for one additional year, through February 2014. In addition, we will be entitled to 50% profit sharing of the daily earnings of the charterer in excess of the base rate.

In December 2012, we entered into a five-year time charter contract for the Newlead Victoria with an escalating net daily charter-out rate ranging from $12,000 to $13,350 over the five-year period, beginning as early as June 2013. Under this agreement, we will be entitled to a profit sharing interest equal to 60% for each charter year based on the vessel’s open books. In addition, on February 5, 2013, we entered into a four to seven month time charter agreement for Newlead Victoria, at the charterers’ option, beginning February 10, 2013, at a net of commission rate of approximately $7,000 per day.

Common Shares and Restricted Common Shares

During the period from January 1, 2013 until August 30, 2013, we issued an aggregate of 3,786,014 common shares, which vested upon issuance, to various vendors in order to settle outstanding liabilities totaling $2.22 million. On February 5, 2013, the Company issued an aggregate of 43,931 common shares, which vested upon issuance, to an ex-director in order to settle outstanding liabilities of approximately $0.04 million.

On April 9, 2012, 750,000 warrants were issued to a third party. On January 23 and 24, 2013, the warrants were exercised and the Company issued an aggregate of 620,149 common shares.

On April 1, 2013, we granted (except for the grants described in (ii) below, which were granted per the terms of their employment agreements) and issued the following common shares: (i) 13,452,038 common shares to the Chairman, Mr. Zolotas, and 2,373,308 common shares to top management employees, of which 40% vested upon issuance and the remaining shares will vest 30% on April 1, 2014 and 30% on April 1, 2015, granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company; (ii) 266,964 and 436,851 common shares to Nicholas G. Fistes, our former Chairman, and Mr. Zolotas, respectively, in connection with their 2012 annual base salaries under the terms of their respective employment agreements, which vested upon issuance; (iii) 1,267,603 common shares to employees and consultants, which vested upon issuance, granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company; (iv) 700,000 common shares to non-executive directors, which vested upon issuance; (v) 16,399,703 shares to our former Chairman, Nicholas G. Fistes, after his resignation as part of his compensation package, which vested upon issuance; (vi) 4,166,667 shares to one of the Company’s executive officers, after his resignation and as part of his compensation package, which vested upon issuance and (vii) 30,000 shares to two employees after their resignation and as part of their compensation packages, which vested upon issuance. The 2,373,308 common shares granted in (i) and all of the shares granted in (iii), (iv) and (vi) are subject to anti-dilution provisions, in the event of any reverse stock split within 18 months from the grant date.

On May 31, 2013, we issued 5,083,769 common shares to Mr. Zolotas in connection with his 2013 annual base salary under the terms of his employment agreement, which vested upon issuance.

Overview

General

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Corporations Act of 1981 (“BCA”) on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (+30) 213-014-8600.

NewLead has historically been an international shipping company, and is now an international, vertically integrated shipping and commodity company. NewLead engages in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We conduct our operations through vessel-owning companies whose principal activity is the ownership and/or operation of product tankers and dry bulk vessels. In addition, under specific management agreements, we perform part of the commercial, technical and operational management of vessels outside of our owned fleet. NewLead currently owns a fleet of two dry bulk carriers with a combined carrying capacity of approximately 0.15 million dwt and manages two double-hulled oil tanker/asphalt carriers. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry.

In addition, NewLead has recently launched a commodities unit in order to take advantage of emerging dynamics in the maritime industry. We engage in the business of purchasing, trading and transporting commodities, principally coal, through certain joint venture affiliates. NewLead has also entered into agreements for the ownership of certain title and mineral excavation rights to land in Kentucky, as well as rights, title, permits and leases in coal mines in Tennessee. The Company is currently in default under such agreements. The transactions are subject to the delivery of certain definitive agreements and other closing conditions. The Company has not yet obtained the necessary financing to satisfy payment under these agreements and, as a result, the transactions did not close on their intended closing dates, and as of August 30, 2013, have still not closed. The properties in Kentucky and Tennessee also include natural gas wells and projects relating to extraction of timber, sand, gravel, fly ash and dimension stone. We expect third parties to extract some of these commodities on the properties and pay royalties. In connection with the potential acquisition of the two properties, the Company hired three executive employees with extensive mining expertise that will manage and supervise the Company’s mining operations. In addition to the properties located in Kentucky and Tennessee, the Company is also in discussions for the acquisition of additional coal properties. However, there is no assurance that any such discussions will result in an agreement. As of August 30, 2013, our coal mining business has not yet commenced operations. While we hope to finalize the acquisitions and begin mining operations as soon as possible, there is no assurance that our coal business will begin operating in the near future, or at all. As of August 30, 2013, the Company has not generated any revenue as a result of the acquisitions.

Furthermore, on January 4, 2013, we acquired 3,750 grams of nickel wire (the “Nickel”) in exchange for 258.5 million common shares of the Company. We intended to use the Nickel as collateral for funding our capital-intensive activities and to provide a platform upon which to execute our diversified growth strategy. On May 24, 2013, the transaction was unwound whereby the nickel wire was returned to the seller and the shares issued in the transaction cancelled. (See “Item 3.—Key Information—Recent Developments”).

Due to the economic conditions and operational difficulties of the Company, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% Notes and the counterparties to our capital leases. See “Item 5.—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed discussion. To date, we have completed our Restructuring, except for the credit facility with Piraeus Bank (CPB loan). Due to the recent economic conditions of the country of Cyprus and the recent acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank, our restructuring efforts with Piraeus Bank (CPB loan) have experienced difficulties and, as a result, have been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. As such, there can be no assurance that a satisfactory final agreement will be reached with Piraeus Bank (CPB loan) in any future efforts outside of the Restructuring, or at all. To date, we are also in default under the terms of the 4.5% Note, the Portigon AG Credit Facility, and the Mojave Finance Inc. Credit Facility. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders. During 2011 and through August 30, 2013, we have sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with the Restructuring. As a result, as of August 30, 2013, we own two dry bulk carriers.

Prior to the Restructuring and as of June 30, 2011, our total indebtedness was approximately $585.5 million, which was net of $76.0 million of beneficial conversion feature, or BCF, related to the $125.0 million of 7% Notes. As of December 31, 2012, our outstanding indebtedness was $152.3 million, excluding the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes.

From July 1, 2011 through August 30, 2013, as a result of the sale, disposal of or handing control of vessels and hulls to our lenders (in conjunction with any repayments and drawdowns performed), our indebtedness has been decreased by an aggregate amount of approximately $460.8 million, excluding interests payable and including (i) the credit facility agreement entered into with Mojave Finance Inc., (ii) the issuance of the 4.5% Note, (iii) the issuance of the up to $1.0 million Good Faith Note and (iv) the issuance of the Tiger Note.

As of August 30, 2013 our total indebtedness was approximately $124.8 million, excluding the BCF of the 7% Notes:

•	$32.5 million relating to the Piraeus Bank (CPB loan) Credit Facility

•	$25.0 million relating to the Portigon AG Credit Facility

•	$3.0 million relating to the Mojave Finance Inc. Credit Facility

•	$62.5 million relating to the 4.5% Note

•	$0.1 million of 7% Notes outstanding held by Investment Bank of Greece (“IBG”)

•	$0.6 million relating to the Good Faith Note

•	$1.1 million relating to the Tiger Note

While we continue to use our best efforts to complete our restructuring with Piraeus Bank (CPB loan), there can be no assurance that a successful resolution can be reached with Piraeus Bank (CPB loan). Further, there is no assurance that the Company will obtain releases or waivers from defaults under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations.

A. Operating results

The following discussion solely reflects results from continuing operations, unless otherwise noted. See Note 24, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Going Concern

Our financial statements were prepared using principles under Generally Accepted Accounting Principles in the United States of America (GAAP) applicable to a going concern. However, because of our losses, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, we concluded that there is substantial doubt as to our ability to continue as a going concern.

Over the past two years, we have experienced losses, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations, despite the Restructuring and our new business arrangements. Charter rates for bulkers have experienced a high degree of volatility. Charter hire rates for bulkers continue to be at historical lows.

In connection with our acquisition of ownership and mineral rights to the Kentucky Property, on December 28, 2012, we issued promissory notes to RJLT Investments LLC, Williams and Kentucky in the amounts of $1,500, $2,000 and $7,500, respectively, payable in their entirety on January 29, 2013. We issued the promissory notes to help facilitate the sale of the Kentucky Property from Kentucky to Williams, as we have agreed to acquire the Kentucky Property from Williams on a closing date subsequent to December 31, 2012. The promissory notes that were issued on December 28, 2012 in the amount of $11,000 are reflected under Promissory notes payable in the consolidated balance sheet. Due to lack of financing, we have been unable to meet our obligations and we are currently in default under such agreements. To date, the noteholders have not initiated any actions against us based upon the continuing defaults. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, we may be liable for damages and for any and all amounts owed.

In addition, in connection with our acquisition of ownership and leasehold interests in the Tennessee Property, we are required to pay $55,000 ($30,000 was payable on or before February 15, 2013 and $25,000 payable on or before February 15, 2014.) Under the terms of the agreements governing the acquisition, we have also agreed to take all reasonable steps to secure financing to close the transaction as soon as possible, and will set a closing date as soon as practicable following a secure commitment of financing, but in any case before the end of the first year following the first lease payment under the agreements. Pursuant to the terms of the agreements, since the transaction has not closed by July 15, 2013, the remaining lease payments will now bear interest at a rate of 6% per annum, payable on the 15th date of each month, until closing occurs. Should closing not occur on or before March 15, 2014, the agreements , shall terminate and be of no further force or effect. We have been unable to meet the obligations under the agreements, we are currently in default under such agreements and no longer have the right to utilize the property. To date, the sellers have not initiated any actions against us based upon such continuing defaults. Because we have defaulted under the terms of agreements, in June 2013 we assigned all rights under permits, mining contracts or other mining assets on the property back to seller. While we intend to secure the financing to satisfy the agreements, there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, we may be liable to the parties for damages or any and all amounts owed under the agreements, which may adversely affect our business.

Furthermore, due to our economic conditions and operational difficulties described elsewhere in this report, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of the 7% Notes and the counterparties to our capital leases (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, we appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of an overall restructuring proposal with respect to the Financing Documents. On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). We have been engaged in negotiations with our lenders under the Financing Documents regarding the terms of the Restructuring Proposal and as of the date of issuance of this report we have completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, to final payment of outstanding fees. However, the Company was not able to restructure the credit facility with Piraeus Bank (CPB loan). Due to the recent economic conditions of the country of Cyprus and the recent acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank, our restructuring efforts with Piraeus Bank (CPB loan) have experienced difficulties and, as a result, have been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. We remain in restructuring negotiations with Piraeus Bank (CPB loan) outside of the Restructuring Proposal. In addition, while we have completed our restructuring efforts with the lenders under the Syndicate Facility Agreement, we continue to have an outstanding liability of $0.1 million under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability. See “Item 5.—Operating and Financial Review and Prospects—Recent Developments—Completion of Restructuring of our Indebtedness” for a discussion of the status of our restructuring negotiations.

As a further result of the economic conditions and operational difficulties described elsewhere in this report, as of December 31, 2012, we were also in default under our credit agreements with Piraeus Bank (CPB loan), Portigon AG, Piraeus Bank and the 4.5% Note, in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions), as those credit facilities had not yet been restructured and discharged. To date, we have not obtained waivers for these defaults from Piraeus Bank (CPB loan), Portigon AG, and the holder of the 4.5% Note. We are also currently in default under the Mojave Finance Inc. Credit Facility. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all.

Prior to the Restructuring and as of June 30, 2011, our total indebtedness was approximately $585.5 million, which was net of $76.0 million of BCF related to the $125.0 million of 7% Notes. As of December 31, 2012, our outstanding indebtedness was $152.3 million, excluding the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes.

During 2011 and through August 30, 2013, we have sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with the Restructuring.

From July 1, 2011 through August 30, 2013, as a result of the sale, disposal of or handing control of vessels and hulls to our lenders (in conjunction with any repayments and drawdowns performed), our indebtedness has been decreased by an aggregate amount of approximately $460.8 million, excluding interest payable and including (i) the credit facility agreement entered into with Mojave Finance Inc., (ii) the issuance of the 4.5% Note, (iii) the issuance of the up to $1.0 million Good Faith Note and (iv) the issuance of the Tiger Note.

As of August 30, 2013 our total indebtedness was approximately $124.8 million, excluding the BCF of the 7% Notes:

•	$32.5 million relating to the Piraeus Bank (CPB loan) Credit Facility

•	$25.0 million relating to the Portigon AG Credit Facility

•	$3.0 million relating to the Mojave Finance Inc. Credit Facility

•	$62.5 million relating to the 4.5% Note

•	$0.1 million of 7% Notes outstanding held by Investment Bank of Greece (“IBG”)

•	$0.6 million relating to the Good Faith Note

•	$1.1 million relating to the Tiger Note

While we continue to use our best efforts to complete our restructuring with Piraeus Bank (CPB loan), there can be no assurance that a successful resolution can be reached with Piraeus Bank (CPB loan). Further, there is no assurance that the Company will obtain releases or waivers from defaults under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations. Although the Restructuring reduced our outstanding debt obligations, we issued significant additional common shares which diluted our existing shareholders and such additional issuances, individually or in the aggregate, significantly impacted the trading price of our common shares and may also impact our continued listing on NASDAQ.

As a result of the restructuring process, it will be difficult for us to incur additional debt on commercially reasonable terms, even if we are permitted to do so under our debt agreements. This may limit our ability to pursue activities that our management considers to be beneficial to us, which may further impair our financial condition.

All of the above raise substantial doubt regarding the Company’s ability to continue as a going concern.

Long-term debt and the 4.5% Note have been classified as current liabilities due to covenant violations. The covenant violations in long-term debt give lenders the right to call the debt at the balance sheet date, absent waivers. Accordingly, as of December 31, 2012, we have reclassified all of our long term debt and 4.5% Note as current liabilities in our consolidated balance sheet, since we have not received waivers in respect of the covenants that were breached at such time. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

Charters

We have historically had many long-established charter relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of our vessels. We have established stringent requirements for selecting qualified charterers. We generate revenues by charging customers for the transportation of a wide array of unpackaged cargo in our dry bulk business through various charter agreements. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters, we pay commissions to ship brokers depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues, but may enable us to capture increased profit margins during periods of improvements in charter rates.

We believe that our future results of operations are largely driven by the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Refer to the section titled “Item 3D.—Risk Factors” for a discussion of certain risks inherent in our business.

We believe that the important measures for analyzing trends in our results of shipping operations consist of the following:

•	Market exposure: We manage our fleet by chartering our owned vessels to international charterers.

•	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period for the core vessels. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Equivalent vessels: Equivalent vessels are equal to the available days of the fleet divided by the number of the calendar days in the respective period.

•	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on time charters generally are expressed in such amounts.

•	Direct daily vessel operating expenses: Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessels calendar days.

Set forth below are our selected historical and statistical data as of December 31, 2012, 2011 and 2010 with respect to charter coverage for our fleet under continuing operations that we believe may be useful in better understanding our financial position and results of operations.

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2010
Available days	703	705	1,376
Operating days	700	705	950
Fleet utilization (1)	99.6%	100.0%	98.5%
Equivalent vessels	1.9	1.9	3.8
Time Charter Equivalent Rate	$11,649	$16,913	$8,868
Direct daily vessel operating expenses	$4,758	$3,642	$6,746

(1):	Fleet utilization for the year 2010 excludes non-core vessels (the High Rider, the High Land, the Ostria, the Nordanvind and the Chinook)

Principal Factors that Affect Our Shipping Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter rates and periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives;

•	impairment loss;

•	financing costs related to our indebtedness; and

•	acquisitions and disposals.

You should read the following discussion together with the information contained in the table of vessel information under “Item 4.—Information on the Company—Business Overview—Owned Fleet”. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and there are no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated. The discussions hereafter represent only our continuing operations, except where specifically mentioned.

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

Commissions

Commissions are paid to brokers and are typically based on a percentage of the charter rate. A typical commission is 1.25% of the gross charter hire/freight earned (including demurrage) for each broker involved in a fixture. We are currently paying aggregate commissions of 2.5% per vessel per fixture (address commission, which represents money deducted from the charterer at source).

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

Foreign Exchange Rates

Foreign exchange rate fluctuations, particularly between the Euro and the U.S. dollar, have had a minimal impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk. See “Item 11.—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Exposure”.

Critical Accounting Policies

NewLead’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires NewLead Holdings Ltd. to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. The following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Vessels and Other Fixed Assets, net

Vessels are stated at cost, less accumulated depreciation and impairment losses. Cost consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Vessels acquired through an asset acquisition or through a business combination are stated at fair value. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Depreciation of a vessel is computed using the straight-line method over the estimated useful life of the vessel, after considering the estimated salvage value of the vessel. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of our vessels to be 25 years from the date of its initial delivery from the shipyard.

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

Impairment of Long-lived Assets

Long-lived assets and certain identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the asset group are less than the carrying values of the asset group, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

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

The significant factors and assumptions we use in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions are based on a number factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience and (d) the likelihood of the sale of the asset group. Operating expense assumptions included an annual escalation factor. All estimates we use and assumptions made are in accordance with our historical experience. Fair value is determined using the valuation derived from market data.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record a material impairment charge in future periods. We performed an impairment assessment of the long-lived assets groups (i) during the years ended December 31, 2012, 2011, and 2010, when certain vessels were disposed of, and (ii) as of December 31, 2012, 2011 and 2010. For the year ended December 31, 2012, we recorded an impairment charge totaling $5.9 million in continuing operations on one of the two vessels that were held and used as of December 31, 2012. In addition, an impairment charge in continuing operations of $1.2 million was recorded on back log assets. For certain asset groups as of December 31, 2011, the future net undiscounted cash flows from the assets were less than the carrying values of the assets and, therefore, were adjusted to fair value. For the year ended December 31, 2011, we recorded an impairment charge of $2.4 million on one vessel that is classified as held and used and an impairment charge of $101.4 million on fifteen vessels that are classified as discontinued operations. In addition, an impairment charge in discontinued operations of $43.2 million was recorded on back log assets, and of $5.5 million was recorded on vessels under construction. For the year ended December 31, 2010, we recorded an impairment charge on vessels in the amount of $15.7 million all of which was recorded within continuing operations.

As per our impairment assessment as of December 31, 2012, the vessels’ undiscounted projected net operating cash flows were in excess of their carrying values by more than 60%.

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

Trade Receivables, net and Other Receivables

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at December 31, 2012 and December 31, 2011 amounted to $2.4 million and $1.6 million, respectively, and relates to continuing and discontinued operations.

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

Profit sharing, represents our portion of the excess of the actual net daily charter rate earned by our charterers from the employment of our vessels over a predetermined base charter rate, as agreed between us and our charterers. Such profit sharing is recognized in revenue when mutually settled.

Results of Continuing Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. See Note 24, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Year Ended December 31, 2012 and Year Ended December 31, 2011

The following table presents the results of operations of the Company for the years ended December 31, 2012 and December 31, 2011 (amounts in thousands).

	Year Ended December 31, 2012	Year Ended December 31, 2011

OPERATING REVENUES	$8,928	$12,220

EXPENSES:
Commissions	(107)	(150)
Voyage expenses	(158)	(146)
Vessel operating expenses	(3,266)	(2,928)
General and administrative expenses	(8,249)	(16,521)
Depreciation and amortization expenses	(6,564)	(8,180)
Impairment losses	(7,054)	(83,950)
	(25,398)	(111,875)
Operating loss from continuing operations	(16,470)	(99,655)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(86,549)	(22,672)
Loss on extinguishment of convertible notes	(293,109)	-
Interest income	-	68
Other expense, net	(3,528)	(1,457)
Total other expenses, net	(383,186)	(24,061)

Loss before equity in net earnings in Joint Ventures	(399,656)	(123,716)
Loss from investments in Joint Ventures	(2,469)	-
Loss from continuing operations	(402,125)	(123,716)
Loss from discontinued operations	(1,800)	(166,679)
Net loss	(403,925)	(290,395)
Less: Net loss attributable to the noncontrolling interest	1,363	-
Net loss attributable to NewLead Holdings’ Shareholders	$(402,562)	$(290,395)

Revenues

For the year ended December 31, 2012, operating revenues from vessels were $8.4 million, compared to $12.2 million for the year ended December 31, 2011. In addition, for the year ended December 31, 2012, operating revenues from management of vessels were $0.5 million, compared to $0 for the year ended December 31, 2011. The decrease in revenue was attributable primarily to the reduction in the market charter rates of our two owned vessels. For the years ended December 31, 2012 and 2011, our time charter equivalent (TCE) rates were $11,649 per day and $16,913 per day, respectively, reflecting the reduction in charter rates.

Fleet utilization for the years ended December 31, 2012 and 2011 was 99.6% and 100.0%, respectively. Fleet utilization for the year 2012 reflected 3.1 unforeseen off-hire days. During the years ended December 31, 2012 and 2011, all vessels in our fleet were fixed on time charters.

Commissions

Chartering commissions were $0.11 million and $0.15 million for the years ended December 31, 2012 and 2011, respectively, reflecting the reduction of our charter rates.

Voyage Expenses

Voyage expenses were $0.16 million during the year ended December 31, 2012, compared to $0.15 million during the year ended December 31, 2011. Both amounts are attributable to ad-hoc port and other voyage expenses.

Vessel Operating Expenses

Vessel operating expenses were $3.3 million during the year ended December 31, 2012, compared to $2.9 million during the year ended December 31, 2011. This difference primarily reflected $0.6 million less gain attributable to claims. Excluding the amount attributable to claims, vessel operating expenses decreased by $0.2 million, reflecting more efficient ship management. As a consequence, our total direct daily vessel operating expenses increased to $4,758 in 2012 from $3,642 in 2011, mainly reflecting the claims received during 2011.

General and Administrative Expenses

General and administrative expenses were $8.2 million during the year ended December 31, 2012, compared to $16.5 million during the year ended December 31, 2011. The decrease is mainly attributable to a decrease in salaries and other general and administration expenses by approximately 60% as a result of our restructuring efforts and costs minimization. This decrease was partly offset by a $0.8 million increase in share based compensation costs.

Depreciation and Amortization

Depreciation and amortization was $6.6 million during the year ended December 31, 2012, compared to $8.2 million during the year ended December 31, 2011, reflecting the decreased depreciation and amortization of our vessels, due to the impairments recognized in the book value and backlog asset for the Newlead Markela. This decrease was partially offset by the higher amortization due to dry-docking repairs performed on the Newlead Victoria during 2012.

Impairment Loss

In light of recent market conditions as well as company-specific conditions that existed in 2012 and 2011, we evaluated the carrying amounts of our long-lived assets during and at the end of each of those periods. We recognized an impairment loss of $7.1 and $2.4 million on our long-lived assets (vessels and intangibles) in the years ended December 31, 2012 and 2011, respectively.

Moreover, we evaluated the recoverability of goodwill in our reporting units and recognized an impairment loss of $81.6 million for the year ended December 31, 2011, fully writing-off goodwill.

Interest and Finance Expense / Interest Income

	Year Ended December 31,	Year Ended December 31,
	2012	2011
Interest expense excluding change in fair value of interest rate swaps	$8.7	$12.1
Other finance expenses	6.9	3.0
	15.6	15.1
Amortization of the beneficial conversion feature	71.6	8.2
Change in fair value of interest rate swaps	(0.7)	(0.6)
	70.9	7.6
Interest and finance expense	$86.5	$22.7

Interest and finance expense was $86.5 million for the year ended December 31, 2012, compared to $22.7 million for the year ended December 31, 2011. The expense for 2012 included a $71.6 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. Excluding the amortization of the BCF and a $0.7 million gain resulting from the change in the fair value of our interest rate swaps, interest and finance expenses were $15.6 million, reflecting $152.3 million of indebtedness as of December 31, 2012 (net of the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes). The expense for 2011 included a $8.2 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. Excluding the amortization of the BCF and a $0.6 million gain resulting from the change in the fair value of our interest rate swaps, interest and finance expenses were $15.1 million, reflecting the portion of the indebtedness from continuing operations during the year ended December 31, 2011. Furthermore, during the year ended December 31, 2011, we received interest income of $0.1 million.

Loss on extinguishment of convertible notes

In connection with the restructuring of the Company’s debt, on July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 264.9 million common shares of the Company. As a result, we recorded an aggregate loss of $293.1 million, which is related to the non-cash loss from the settlement with common shares of the 7% Notes to Focus.

Other expense, net

Other expense, net was $3.5 million during the year ended December 31, 2012, compared to $1.5 million during the year ended December 31, 2011. Both amounts are mainly attributable to restructuring expenses, as a result of our decision to enter into restructuring discussions with each of our lenders, due to the economic conditions and operational difficulties experienced by the Company.

Loss from discontinued operations

Loss from discontinued operations was $1.8 million for the year ended December 31, 2012, compared to a loss of $166.7 million for the year ended December 31, 2011. The decrease was attributable to $150.2 million in impairment losses recognized in the year ended December 31, 2011, a decrease in interest and finance expenses, net of $23.0 million, a decrease in depreciation and amortization expenses of $35.8 million, and a decrease in gain on sale of vessels of $35.9 million. These amounts were partially offset by a non-cash loss from the settlement with common shares to Prime of the outstanding liability to Lemissoler of $50.6 million and a decrease in income from operational activities of $29.4 million in the year ended December 31, 2012.

Net Loss Attributable to NewLead Holdings’ Shareholders

Loss from investments in Joint Ventures was $2.5 million for the year ended December 31, 2012, compared to nil during the same period in 2011. The loss was due to marketing and administrative services, start up fees and other general and administrative expenses.

Loss from continuing operations was $402.1 million and $123.7 million for the years ended December 31, 2012 and 2011, respectively.

Net loss for the years ended December 31, 2012 and 2011 was $403.9 million and $290.4 million, respectively. These losses included loss from discontinued operations of $1.8 million and $166.7 million in the years ended December 31, 2012 and 2011, respectively, which were related primarily to our restructuring process and resulted in the sale of certain dry bulk and all of the tanker vessels of the Company.

Net loss attributable to the noncontrolling interest was $1.4 million compared to nil during the same period in 2011.

Net loss attributable to NewLead Holdings’ shareholders for the year ended December 31, 2012 was $402.6 million compared to a loss of $290.4 million for the year ended December 31, 2011.

Year Ended December 31, 2011 and Year Ended December 31, 2010

The following table presents the results of operations of the Company for the years ended December 31, 2011 and December 31, 2010 (amounts in thousands).

	Year Ended December 31, 2011	Year Ended December 31, 2010

OPERATING REVENUES	$12,220	$17,438

EXPENSES:
Commissions	(150)	(436)
Voyage expenses	(146)	(4,799)
Vessel operating expenses	(2,928)	(9,714)
General and administrative expenses	(16,521)	(15,311)
Depreciation and amortization expenses	(8,180)	(4,237)
Impairment losses	(83,950)	(39,515)
Gain on sale of vessels, net	-	1,168
Management fees	-	(715)
	(111,875)	(73,559)

Operating loss from continuing operations	(99,655)	(56,121)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(22,672)	(18,550)
Interest income	68	532
Other (expense) / income, net	(1,457)	1
Change in fair value of derivatives	-	1,592
Total other expenses, net	(24,061)	(16,425)

Loss from continuing operations	(123,716)	(72,546)
Loss from discontinued operations	(166,679)	(13,803)
Net loss attributable to NewLead Holdings’ Shareholders	$(290,395)	$(86,349)

Revenues

For the year ended December 31, 2011, operating revenues were $12.2 million, compared to $17.4 million for the year ended December 31, 2010. The decrease in revenue was attributable primarily to the disposal of the non-core vessels which contributed $8.2 million in revenue during the year ended December 31, 2010. Excluding revenue earned from the non-core vessels in 2010, operating revenues increased by $3.0 million. This increase was mainly the result of the increase in operating days of the Newlead Victoria and the Newlead Markela by 56.6% from 450 days in 2010 to 705 days in 2011, which was partially offset by the reduction of the time charter equivalent (TCE) rates for these two vessels from $19,331 per day in 2010 to $16,913 per day in 2011, due to the decrease in the market charter rates of these vessels.

Fleet utilization, excluding non-core vessels for the year ended December 31, 2011, was 100% compared to 98.5% for year ended December 31, 2010, which was suppressed by 7 unemployment days.

Commissions

Chartering commissions decreased to $0.2 million for the year ended December 31, 2011, compared to $0.4 million during the year ended December 31, 2010, reflecting the reduction in operating revenues.

Voyage Expenses

Voyage expenses were $0.1 million during the year ended December 31, 2011, compared to $4.8 million during the year ended December 31, 2010. The decrease was mainly attributable to the sale of the non-core vessels that mostly operated on the spot market during the year ended December 31, 2010, since voyage expenses are mainly incurred on spot market vessels.

Vessel Operating Expenses

Vessel operating expenses were $2.9 million during the year ended December 31, 2011, compared to $9.7 million during the year ended December 31, 2010. This decrease was attributable to the disposal of non-core vessels, which had incurred operating expenses of $6.8 million during the year ended December 31, 2010. Excluding the amount of the non-core vessels, operating expenses remained stable at $2.9 million. Our total direct daily vessel operating expenses reduced to $3,642 in the twelve months of 2011 from $6,746 in the twelve months of 2010, as a result of our strategic decision to dispose of non-core vessels.

General and Administrative Expenses

General and administrative expenses were $16.5 million during the year ended December 31, 2011, compared to $15.3 million during the year ended December 31, 2010. The increase is mainly attributable to the acquisition of Newlead Shipping (an integrated technical and commercial management company) and its subsidiaries on April 1, 2010, which operated three additional months during 2011 in relation to 2010. This increase was partially offset by the one-off transaction costs of $1.3 million that were incurred in the year ended December 31, 2010, mainly relating to the acquisition of new vessels.

Depreciation and Amortization

Depreciation and amortization was $8.2 million during the year ended December 31, 2011, compared to $4.2 million for the year ended December 31, 2010. This increase reflected the $0.9 million increase in vessels’ and other assets’ depreciation and amortization, as well as the increased amortization of the backlog assets and deferred charter revenues of $3.1 million created as a result of the 2010 asset acquisitions.

Impairment Loss

In light of the market conditions along with company-specific conditions that existed in the years of 2011 and 2010, we evaluated the carrying amounts of our long-lived assets during and at the end of each of those periods. We recognized an impairment loss of $2.4 million on our long-lived assets (vessels and intangibles) in the year ended December 31, 2011. Following our decision in 2010 to sell our non-core fleet, memorandums of agreements were signed for the sale of five such vessels. Accordingly, for the year ended December 31, 2010, we recorded an impairment loss of $15.7 million on our long-lived assets based on the future cash flows that these vessels expected to generate as a consequence of the sale.

Moreover, we evaluated the recoverability of goodwill in our reporting units, and we recognized an impairment loss of $81.6 million for the year ended December 31, 2011, which fully wrote-off goodwill, compared to $18.7 million of impairment loss in the wet reporting unit for the year ended December 31, 2010.

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

As a consequence of the foregoing charges, the aggregate impairment loss for the years ended December 31, 2011 and 2010 was $84.0 and $39.5 million, respectively.

Gain on sale of vessels, net

No sales under continuing operations were performed during the year ended December 31, 2011. For the year ended December 31, 2010 we recorded a gain of $1.2 million as a result of our strategic decision to dispose of the non-core vessels.

Management Fees

Management fees were zero for the year ended December 31, 2011, compared to $0.7 million during the year ended December 31, 2010. The decrease was due to bringing in-house the technical management of our vessels.

Interest and Finance Expense / Interest Income

	Year Ended December 31,	Year Ended December 31,
	2011	2010
Interest expense excluding change in fair value of interest rate swaps	$12.1	$9.7
Other finance expenses	3.0	2.5
	15.1	12.2
Amortization of the beneficial conversion feature	8.2	5.9
Change in fair value of interest rate swaps	(0.6)	0.5
	7.6	6.4
Interest and finance expense	$22.7	$18.6

Interest and finance expense was $22.7 million during the year ended December 31, 2011, compared to $18.6 million during the year ended December 31, 2010. The expense for 2011 included a $8.2 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. Excluding the amortization of the BCF and a $0.6 million gain from the change in the fair value of our interest rate swaps, interest and finance expenses were $15.1 million, reflecting indebtedness of continuing operations during the year ended December 31, 2011. The expense for 2010 included a $5.9 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. Excluding the amortization of the BCF and $0.5 million loss from the change in the fair value of our interest rate swaps, interest and finance expenses were $12.2 million, reflecting indebtedness of continuing operations during the year ended December 31, 2010. Furthermore, during the year ended December 31, 2011, we received interest income of $0.1 million, compared to $0.5 million during the year ended December 31, 2010.

Other (expense) / income, net

Other expense, net was $1.5 million during the year ended December 31, 2011. These costs were a result of our decision to enter into restructuring discussions with each of our lenders, due to economic and operational difficulties experienced by the Company.

Change in Fair Value of Derivatives

The mark to market of the fair value of warrants classified as liabilities during the year ended December 31, 2010 resulted in an unrealized gain of $1.6 million. No such amount was applicable for the year ended December 31, 2011 because the warrants were classified as equity in the year 2011.

Loss from discontinued operations

Loss from discontinued operations was $166.7 million for the year ended December 31, 2011, compared to $13.8 million for the year ended December 31, 2010. The increase in loss was attributable to $150.1 million in impairment losses recognized in the year ended December 31, 2011, an increase in interest and finance expense of $13.9 million, an increase in depreciation and amortization expenses of $0.4 million, an increase in gain on sale of vessels of $13.6 million, and a decrease in income from operational activities of $2.1 million.

Net Loss Attributable to NewLead Holdings’ Shareholders

Loss from continuing operations was $123.7 million for the year ended December 31, 2011, compared to $72.5 million for the year ended December 31, 2010.

The net loss attributable to NewLead Holdings’ Shareholders for the years ended December 31, 2011 and 2010 was $290.4 million and $86.4 million, respectively. This loss included loss from discontinued operations of $166.7 million and $13.8 million in the years ended December 31, 2011 and 2010, respectively, which were related primarily to: (i) our restructuring process which resulted in the sale of certain dry bulk and tanker vessels and (ii) our strategic decision to exit from the container market in 2010.

B. Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) payments of interest and other debt-related expenses and the repayment of principal; (iii) maintenance of minimum liquidity requirements under our credit facility agreements; (iv) payments for dry-docking and special survey costs; (v) lease payments in relation to mines; (vi) payments for purchase of coal; and (vii) maintenance of cash reserves to provide for contingencies.

As of December 31, 2012, our currents assets amounted to $12.2 million, while current liabilities amounted to $177.4 million, resulting in a negative working capital position of $165.2 million. Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern.

Further, we have entered into agreements (i) to acquire title and mineral excavation rights to 7,695 acres of land in Kentucky, USA (ii) to acquire ownership and leasehold interests in 18,335 acres in Tennessee, USA containing coal and natural gas and other natural resources and (iii) to supply coal to certain creditworthy counterparties. The transactions are subject to the delivery of certain definitive agreements and other closing conditions. The Company has not yet obtained the necessary financing to satisfy payment under these agreements and, as a result, the transactions did not close on their intended closing dates, and as of August 30, 2013, have still not closed. Certain parties to whom we owe obligations under these agreements previously agreed to forbear from pursuing the rights and remedies available to them under the terms of the agreements, subject to satisfactory completion of ongoing obligations to be performed by the Company. NewLead was required, among other things, to pay an aggregate of $0.85 million per month through May 2013, which payments will be credited against a $66.0 million aggregate acquisition price. At that time, the initial aggregate acquisition price of the properties of approximately $40.0 million became payable in nine monthly installments. The Company has been unable to meet the obligations under the forbearance arrangements and is currently in default under such agreements. The Company is currently seeking financing for the $66.0 million aggregate acquisition price. While NewLead signed a preliminary term sheet with a lending party to fund this acquisition, no assurance can be provided that this or any other party will be able to provide the financing required in the timeline required under the forbearance documents, if at all. If appropriate financing is not secured, the transactions will not close, and, unless alternative terms are negotiated, the Company may be liable for damages and any and all amounts owed. In connection with the potential acquisition of the two properties, the Company hired three executive employees with extensive mining expertise that will manage and supervise the Company’s mining operations. In addition to the properties located in Kentucky and Tennessee, the Company is also in discussions for the acquisition of additional coal properties. However, there is no assurance that any such discussions will result in an agreement. For more information about our coal business, please see “Item 5.—Operating and Financial Review and Prospects—Recent Developments”, “Item 4B.—Business Overview—Coal Business” and “Item 4D.—Properties, Plants and Equipment”.

As previously announced, due to the economic conditions and operational difficulties of the Company described elsewhere in this annual report, we entered into restructuring discussions with each of our lenders under the Financing Documents. As a result of such conditions, over a period of time, we defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions), as those credit facilities had not yet been restructured and discharged. To date, we have not obtained waivers for these defaults from Piraeus Bank (CPB loan), the holder of the 4.5% Note, Portigon AG and Mojave Finance Inc. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. See “Recent Developments” above for a discussion of the status of our restructuring negotiations.

As of December 31, 2012, our liquidity reflected $2.4 million of total cash ($1.0 million of unrestricted cash and $1.4 million of restricted cash), compared with $5.4 million in total cash as of December 31, 2011. The decrease of $3.0 million in total cash was attributable to the disposal of vessels, which provided an increase in our cash flow of approximately $8.1 million, which was offset by a loss in our operating activities of $11.1 million. Total debt on our balance sheet as of December 31, 2012 and December 31, 2011 was $152.3 million and $500.6 million, respectively, representing a $348.3 million decrease. The decrease was attributable mainly to: (i) the $71.6 million amortization of the BCF attributed to the 7% Notes; (ii) the $124.9 million conversion into common shares of the 7% Notes; (iii) the issuance of the 4.5% Note; (iv) the proceeds of $268.4 million from the sale of vessels which were applied to the repayment of our long-term debt and capital lease obligations; (v) the $103.1 million reduction due to the foreclosure of the shares owned by the Company of Ayasha Trading Corporation, Bethune Properties S.A. and Curby Navigation Ltd.; (vi) the $11.0 million issuance of promissory notes due in relation to the acquisition of coal properties; and (vii) the drawdown of a new loan facility of $3.0 million relating to our coal business.

The following table below summarizes our cash flows for each of the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2010
Net cash used in operating activities	$(11,084)	$(3,089)	$(9,685)
Net cash provided by / (used in) investing activities	81,836	(69,612)	(22,189)
Net cash (used in) / provided by financing activities	(74,828)	10,289	(6,850)
Net decrease in cash and cash equivalents	(4,076)	(62,412)	(38,724)
Cash and cash equivalents beginning of year	5,119	67,531	106,255
Cash and cash equivalents end of year	$1,043	$5,119	$67,531

Cash Flows

Net cash used in operating activities

Net cash used in operating activities was $11.1 million for the year ended December 31, 2012, compared to net cash used in operating activities of $3.1 million for the year ended December 31, 2011. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels, unrealized gains and losses on derivatives.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $390.3 million increase for the year ended December 31, 2012, which consisted mainly of the following adjustments: $7.1 million of impairment losses; $6.0 million of depreciation and amortization charges; $71.6 million from the amortization of the BCF of the 7% Notes; $1.6 million from the amortization of the backlog asset; $1.0 and $2.4 million, respectively, relating to warrant and share-based compensation expenses; $5.7 million of amortization and write-off of deferred finance costs; $0.6 million provision for doubtful receivables; $2.5 million losses from investment activities in Joint Ventures; and a loss of $343.0 million from issuances of common shares to settle certain of our liabilities. These adjustments were partially offset by a $0.6 million gain from the valuation of derivatives; a $16.3 million of gain on vessel sales; $33.0 million of non-cash gains on disposal of vessels and release of debt; and a $1.3 million gain from discounts from suppliers.

Furthermore, the cash outflow from operations of $11.1 million for the year ended December 31, 2012 resulted mainly from: a $1.0 million payment for dry-docking and special survey costs; a $8.1 million decrease in trade receivables; a $1.4 million decrease in inventories; a $1.2 million decrease in prepaid expenses; and a $1.6 million increase in other receivables. This was partially offset by a $0.1 million decrease in accrued liabilities; a $2.9 million decrease in accounts payable; a $0.3 million increase in amounts due to related parties; and a $2.9 million decrease in deferred income.

Net cash used in operating activities was $3.1 million for the year ended December 31, 2011, compared to net cash used in operating activities of $9.7 million for the year ended December 31, 2010.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $282.6 million increase for the year ended December 31, 2011 which consisted mainly of the following adjustments: $234.1 million of impairment losses; $36.9 million of depreciation and amortization charges; $8.2 million from the amortization of the BCF of the 7% Notes; $8.1 million from the amortization of the backlog asset/deferred charter revenue; $1.6 million relating to share-based compensation; $7.9 million of amortization and write-off of deferred finance fees; and a $0.2 million provision for doubtful receivables. These adjustments were partially offset by a $1.1 million gain from the valuation of derivatives and a gain on vessels sales of $13.4 million.

Furthermore, the cash inflow from operations of $3.1 million for the year ended December 31, 2011 resulted mainly from: a $11.6 million increase in accrued liabilities; a $5.3 million increase in accounts payable; and a $1.3 million decrease in inventories. This was partially offset by: a $6.7 million payment for dry-docking and special survey costs; a $6.8 million increase in trade receivables; and a $1.2 increase in other receivables.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $83.5 million increase for the year ended December 31, 2010 which consisted mainly of the following adjustments: $39.5 million of impairment losses; $30.0 million of depreciation and amortization charges; $5.9 million from the amortization of the BCF of the 7% Notes; $10.7 million from the amortization of the backlog asset/deferred charter revenue; $2.7 million relating to share-based compensation; $3.7 million of amortization of deferred finance fees; and a $0.3 million provision for doubtful receivables. These adjustments were partially offset by an $8.4 million gain from the valuation of derivatives and a gain on vessel sales of $0.9 million.

Furthermore, the cash outflow from operations of $9.7 million for the year ended December 31, 2010, resulted mainly from: a $3.5 million payment for dry-docking and special survey costs; a $2.1 million decrease in amounts due to managing agents; a $0.6 million increase in amounts due from managing agents; a $0.7 million decrease in amounts due to related parties; a $0.9 million decrease in accrued liabilities; and a $0.8 million decrease in accounts payable. This was partially offset by a $0.6 million decrease in inventories and a $0.7 million decrease in prepaid expenses.

Net cash provided by / (used in) investing activities

For the year ended December 31, 2012, our net cash provided by investing activities was $81.8 million. This cash inflow resulted mainly from the proceeds from the sale of vessels and assets held for sale of $85.2 million, which was partially offset by a $0.2 million payment for vessels under construction; and $0.7 million of cash surrendered through foreclosure of the shares held by us in our subsidiaries and $2.5 million from Joint Venture capital contributions.

For the year ended December 31, 2011, our net cash used in investing activities was $69.6 million. This cash outflow resulted from advances for vessels under construction of $89.4 million, as well as vessel acquisitions of $23.9 million and $0.2 million for other fixed asset acquisitions, which was partially offset by the proceeds from vessel disposals of $32.7 million, the restricted cash of $6.0 million related to a letter of guarantee issued in connection with an installment payment in respect of the Newlead Prosperity acquisition and $ 5.0 in respect of the delivery installment of Newlead Gujarat.

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

Net cash (used in) / provided by financing activities

For the year ended December 31, 2012, our net cash used in financing activities was $74.8 million compared to our net cash provided by financing activities for the year ended December 31, 2011 of $10.3 million. The net cash outflow in 2012 resulted from the $76.2 million principal repayments of our debt, the drawdown of a new $3.0 million credit facility related to our coal business, the payments of deferred charges of $0.5 million and the $1.1 million increase in restricted cash following the sale of two vessels, Hiona and Hiotissa, which have been used to settle outstanding loan liabilities with Piraeus Bank.

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

Indebtedness

Certain of our debt arrangements contain covenants that require us to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets, a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio. Certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the total outstanding indebtedness.

As a result of the conditions described elsewhere in this annual report, since June 2011, we have defaulted under each of our debt agreements described below and are currently not in compliance with certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions) under such loan agreements. To date, we have restructured or obtained waivers of these defaults from each of the lenders under the Financing Documents (the “Restructuring”), except for the credit facility with Piraeus Bank (CPB loan). Since our lenders have the right, absent receipt of waivers, to demand at any given time the repayment of our debt, we reclassified our long term debt and capital lease obligations as current liabilities in our consolidated balance sheet as of December 31, 2012. See “—Operating Results—Going Concern”. Due to the recent economic conditions of the country of Cyprus and the recent acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank, our restructuring efforts with Piraeus Bank (CPB loan) have experienced difficulties and, as a result, have been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. However, there can be no assurance that a satisfactory final agreement will be reached with Piraeus Bank (CPB loan) in any future efforts outside of the Restructuring, or at all.

To date, we are also in default under the terms of the 4.5% Note, the Portigon AG Credit Facility and the Mojave Finance Inc. Credit Facility. The lenders have continued to reserve their rights in respect of such defaults. The lenders have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. In addition, while we have completed our restructuring efforts with the lenders under the Syndicate Facility Agreement, we continue to have an outstanding liability of $0.1 million under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

Prior to the Restructuring and as of June 30, 2011, our total indebtedness was approximately $585.5 million, which was net of $76.0 million of BCF related to the $125.0 million of 7% Notes. As of December 31, 2012, our outstanding indebtedness was $152.3 million, excluding the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes.

From July 1, 2011 through August 30, 2013, as a result of the sale, disposal of or handing control of vessels and hulls to our lenders (in conjunction with any repayments and drawdowns performed), our indebtedness has been decreased by an aggregate amount of approximately $460.8 million, excluding interest payable and including (i) the credit facility agreement entered into with Mojave Finance Inc., (ii) the issuance of the 4.5% Note, (iii) the issuance of the Good Faith Note and (iv) the issuance of the Tiger Note.

As of August 30, 2013 our total indebtedness was approximately $124.8 million, excluding the BCF of the 7% Notes:

•	$32.5 million relating to the Piraeus Bank (CPB loan) Credit Facility

•	$25.0 million relating to the Portigon AG Credit Facility

•	$3.0 million relating to the Mojave Finance Inc. Credit Facility

•	$62.5 million relating to the 4.5% Note

•	$0.1 million of 7% Notes outstanding held by IBG

•	$0.6 million relating to the Good Faith Note

•	$1.1 million relating to the Tiger Note

While we continue to use our best efforts to complete our restructuring with Piraeus Bank (CPB loan), there can be no assurance that a successful resolution can be reached with Piraeus Bank (CPB loan). Further, there is no assurance that the Company will obtain releases or waivers from defaults under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations. The following is a discussion of our debt agreements that are in existence or were in existence during fiscal 2012.

Syndicate Facility Agreement

As part of our 2009 recapitalization, our existing syndicate of lenders entered into a $221.4 million facility agreement, referred to herein as the “Syndicate Facility Agreement”, by and among us and the banks identified therein in order to refinance our existing revolving credit facility.

On December 21, 2011, with the consent of the lenders under the Syndicate Facility Agreement, we agreed for the sale of the four LR1 vessels related to this facility, and the lenders agreed with us to accept the gross sale proceeds in full and final satisfaction of all liabilities owed to the syndicate under the governing loan agreement. Following this agreement, $64.5 million, which constituted the proceeds of the sales of the Newlead Avra and the Newlead Fortune (sold in December 2011) and $80.2 million, which constituted the proceeds of the sales of the Newlead Compass and the Newlead Compassion (sold in January 2012), were applied against the loan. As of December 31, 2012, the outstanding balance due to the syndicate lenders was $0.1 million related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.(formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”)) Credit Facility

On December 10, 2010, we entered into a Loan Agreement with Piraeus Bank (CPB loan) for a reducing revolving credit facility of up to $62.0 million, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, and to finance working and investment capital needs. The provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the related vessels. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.79%.

On April 5, 2012, with the consent of Piraeus Bank (CPB loan), we entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for proceeds of approximately $9.4 million. The proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico in a total aggregate amount of $6.7 million, (b) interest payable and (c) the payment of outstanding trade and vendor payments. As of December 31, 2012, the outstanding balance on such loan facility was $32.5 million.

The floating portion of the approximately $32.5 million drawn to date is approximately $15.4 million and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.310%, plus a 3.5% margin), while the fixed portion drawn is $17.1 million and bears an interest rate of 7.6% (assuming a current fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending September 30, 2013 onwards (as of December 31, 2012, we were in breach of this covenant); (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0) (as of December 31, 2012, we were in breach of this covenant); (iii) the maintenance of minimum liquidity equal to at least 5% of the outstanding loan (as of December 31, 2012, we were in breach of this covenant); and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards (as of December 31, 2012, we were in breach of this covenant). We are also subject to a covenant that requires the maintenance of a security value of at least 130% of the facility and the maximum swap exposure as specified in the agreement (as of December 31, 2012, we were in breach of this covenant).

As of December 31, 2012, we have defaulted on interest payments under the loan facility. As of August 30, 2013, the outstanding balance on such loan facility was $32.5 million.

Portigon AG (formerly, West LB Bank) Credit Facility

On April 1, 2010, we assumed a Loan Agreement with Portigon AG relating to a term loan facility of up to $27.5 million in relation to the Grand Victoria. The loan was initially payable in 20 quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million due on the last payment date. However, as of March 28, 2013, pursuant to an amended agreement, the outstanding balance will be payable according to a revised schedule (as described below). Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.46% (assuming current LIBOR of 0.207%, plus a 3.25% margin). The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%.

The vessel’s excess cash must be applied towards the prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: (i) if we are in compliance with the value to loan ratio, 50% of the excess cash must be applied towards the prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. As of December 31, 2012 we were not in compliance with this ratio. The loan facility includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter (as of December 31, 2012, we were in breach of this covenant); (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2012, we were in breach of this covenant); (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2012, we were in breach of this covenant); and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter (as of December 31, 2012, we were in breach of this covenant). As of December 31, 2012, we have defaulted on principal and interest payments. As of December 31, 2012, the outstanding balance was $25.3 million.

On March 28, 2013, we agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility, which include, among others, that: (a) the outstanding balance of $25.3 million is to be payable in 3 quarterly installments of $0.3 million, followed by 5 quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million, followed by a balloon payment of $15.35 million due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment, shall be repaid on January 31, 2019), (b) we are waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which the bank is satisfied that the security cover ratio is not less than 100 % and (ii) December 31, 2013 (inclusive), and (c) we were waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive). In addition, we will pay to Portigon a non-refundable restructuring fee of $0.25 million on or before September 30, 2013.

Furthermore, it was agreed that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owed under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt for an amount which will not exceed in aggregate $0.5 million. Moreover, the vessel’s excess cash must be applied towards the prepayment of the balloon installment, in accordance with the following, all as described in the amended loan facility: (i) if we are in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. As of August 30, 2013, we were in default under certain covenants in this facility and the outstanding balance was $25.0 million.

Piraeus Bank Credit Facilities

On April 1, 2010, we assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21.0 million relating to the Grand Ocean. The loan facility was payable in one quarterly installment of $0.85 million, followed by six quarterly installments of $0.8 million, followed by seven quarterly installments of $0.75 million and a balloon payment of $10.1 million due in November 2013.

On December 29, 2011, with the consent of Piraeus Bank, we entered into an agreement for the sale of the Grand Ocean and that vessel was delivered to the buyer on January 11, 2012 for proceeds of approximately $8.2 million. Piraeus Bank applied the proceeds of such sale towards (a) the prepayment of $6.5 million of the total outstanding amounts due under the loan agreement for the Grand Ocean (b) interest payable and (c) the payment of outstanding trade and vendor payments. In addition, a repayment of $0.5 million was effected on June 21, 2012. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.9% (assuming current LIBOR of 0.353%, plus a 3.5% margin). As of December 31, 2012, the outstanding balance was $10.8 million.

On April 1, 2010, we also assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, as supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76.0 million in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1.5 million, followed by four quarterly installments of $1.25 million, followed by 19 quarterly installments of $1.125 million and a balloon payment of $37.225 million due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.9% (assuming current LIBOR of 0.353%, plus a 3.5% margin).

On June 20, 2012, we entered into an agreement with Piraeus Bank, as amended on April 10, 2013, to proceed with the sale of two tanker vessels, Hiona and Hiotissa, for an aggregate amount of approximately $57.0 million, and to convert the remaining outstanding debt of Hiona, Hiotissa and Grand Ocean, subject to the satisfaction of certain conditions precedent by the Company, into common shares of the Company. The Hiona and Hiotissa were sold during July 2012 and the proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the two vessels, in an aggregate amount of approximately $51.1 million, (b) interest payable and (c) the payment of outstanding trade and vendor payments. In addition, a repayment of $0.3 million was effected on November 2, 2012. As of December 31, 2012, the outstanding balance under the loan agreements with Piraeus Bank was $7.2 million. On April 11, 2013, 46.3 million common shares of the Company were issued to Piraeus Bank, which were vested immediately upon issuance. Pursuant to a Registration Rights Agreement entered into connection with the agreement, Piraeus Bank may demand that we file a registration statement with respect to the shares, request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that the common shares be covered by a registration statement that the we are otherwise filing (i.e., piggy-back registration). On April 25, 2013, the Company was fully discharged and released from any and all obligations to Piraeus Bank under the credit facilities.

As a result of these transactions, as of August 30, 2013, no outstanding balance remained.

Kamsarmax Syndicate Facility Agreements

On April 15, 2010, we assumed two facility agreements (the “Kamsarmax Syndicate Facility Agreements”) in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”), the Newlead Tomi and the Newlead Gujarat. The senior facility agreement which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, was for $66.7 million and the junior facility agreement, which was entered into with Bank of Scotland and BTMU Capital Corporation, was for $13.3 million.

On February 24, 2012, the Bank of Scotland issued notices of enforcement and notices of default and acceleration in relation to the Kamsarmax Syndicate Facility Agreements between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62.7 million and $13.9 million under the Kamsarmax Syndicate Facility Agreements and sought a declaration, that, among other things, the Bank of Scotland was entitled to make a demand against us in respect of sums owing under the Kamsarmax Syndicate Facility Agreements. Ayasha and Bethune were the shipowning companies of the motor vessels Newlead Tomi and Newlead Gujarat, respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Syndicate Facility Agreements and the vessels were handed over to the lenders control. On August 1, 2012, we were formally discharged and released of any and all of our obligations in respect of the Kamsarmax Syndicate Facility Agreements. As of December 31, 2012, no outstanding balance remained.

First Business Bank (FBB) Credit Facility

As of December 31, 2011, no outstanding balance remained under the FBB credit facility. On April 27, 2012, we were fully discharged and released of any and all of our obligations to FBB outstanding under the FBB loan agreements.

Eurobank Credit Facility

On July 9, 2010, we assumed a Loan Agreement with Eurobank, for a loan facility of up to $32.0 million, in relation to the Newlead Esmeralda.

On February 10, 2012, with the consent of Eurobank, we agreed to the sale of the Newlead Esmeralda for proceeds of approximately $11.4 million. The proceeds of the sale were applied towards (a) the full and final satisfaction of all indebtedness owed to Eurobank under our loan agreement with Eurobank and (b) the payment of outstanding trade and vendor payments. As of February 16, 2012, the sale of this vessel was completed and we were fully discharged and released from any and all obligations to Eurobank under the credit facility and related documents. As of December 31, 2012, no outstanding balance remained.

Handysize Syndicate Facility Agreement

On July 9, 2010, we assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, for a loan facility of up to $48.0 million, in relation to two newbuilding vessels. On March 21, 2012, with the consent of the lenders, we entered into a memorandum of agreement with an unrelated party for the sale of the Navios Serenity for proceeds of approximately $26.0 million. On March 26, 2012, the vessel was sold and the proceeds of the sale were applied towards the outstanding balance owed under the credit facility with DVB Bank, Nord LB and Emporiki Bank (the “Handysize Syndicate Facility Agreement”). Up to the sale of the vessel, we had defaulted on a number of principal and interest payments. On February 20, 2012, we received a default letter from the yard regarding our delay on an installment payment of $7.4 million following completion of the “steel cutting” for the Handysize Hull 4029 in September 2011. On May 22, 2012, we signed an agreement with the shipbuilder and the Shipbuilding Contract with SPP Shipbuilding Co. Ltd., the prior contract with the yard, was terminated and ceased to be valid. Under this agreement, we and the yard mutually waived all rights, and released and discharged each other from all liabilities, obligations, claims and demands. This agreement resulted in the Company being released from the $7.4 million liability to the yard and the $7.2 million write-off of the balance of the vessel under construction. In addition, on May 22, 2012, we were released from our obligations under the related facility for the Handysize Hull 4029, which were $5.5 million, and on November 23, 2012 we were formally discharged and released of any and all of our obligations in respect of the Handysize Syndicate Facility Agreement. As of December 31, 2012, no outstanding balance remained.

Mojave Finance Inc. Credit Facility

On April 10, 2012, we, as a third party, and NewLead Holdings (US) Corp., entered into a Loan Agreement with Mojave Finance Inc., for a secured loan facility of $3.0 million in order to finance our coal business. Pursuant to a Pledge Agreement, the loan facility is secured by an interest of 52% in NewLead Mojave Holdings LLC and 50% in New Lead JMEG LLC (the “Security”). The loan was initially payable in three equal monthly installments, the first to be paid one month after the drawdown date with each subsequent payment on a monthly basis. Pursuant to the Loan Agreement, we and NewLead Holdings (US) Corp. shall not, without prior written consent of Mojave Finance Inc., permit or create any security interest in the Security or permit or create any security interest in the assets of NewLead Holdings (US) Corp., NewLead Mojave Holdings LLC or New Lead JMEG LLC. Should NewLead Holdings (US) Corp. and/or the Company sell their entire interest in New Lead JMEG LLC, or any part thereof, such entity will have the obligation to prepay the loan, or any portion thereof, as applicable, in proportion to the interest sold. On July 9, 2012, the loan facility was amended. Pursuant to the amendment, the loan was payable after a nine-month period following the drawdown date, with the $3.0 million repayment due on January 11, 2013. On January 9, 2013 and July 9, 2013, the loan facility was further amended. Pursuant to the second and the third amendments, the loan was payable after an eighteen-month period following the drawdown date, with the $3.0 million repayment due on October 11, 2013. As of August 30, 2013, we were in default on this repayment. Borrowings under the terms of the loan facility currently bear an approximate effective interest rate, including the margin, of 4.7% (assuming current LIBOR of 0.736%, plus a 4.00% margin). As of August 30, 2013, the outstanding balance was $3.0 million.

New Credit Facilities for New Lead JMEG LLC (a joint control entity that is not consolidated into the Company’s financial statements)

On March 4, 2013, New Lead JMEG LLC entered into an additional agreement with a financial institution for a Credit Facility of up to $0.5 million. The facility is payable in one balloon payment due three months from the draw-down unless the lender agrees, in its sole discretion to extend to such date as the lender may determine. Borrowings under this facility bear a fixed interest rate of 24% per annum on the unpaid principal balance. On June 5, 2013, the facility was fully repaid.

On March 8, 2013, New Lead JMEG LLC entered into an agreement with a financial institution for a Revolving Credit Facility of up to $1.35 million. The facility is payable in one balloon payment due twelve months from the final draw-down unless the lender agrees, in its sole discretion, to extend to such date as the lender may determine. Borrowings under this facility bear a fixed interest rate of 24% per annum on the unpaid principal balance.

Senior Convertible Notes

(a) Senior Convertible 7% Notes

In connection with the recapitalization on October 13, 2009, we issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015, or the 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $9.0 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between us and Piraeus Bank (as the successor of Cyprus Popular Bank), and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Piraeus Bank (as the successor of Cyprus Popular Bank). $20.0 million of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contained certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. On October 13, 2009, the Investment Bank of Greece also received warrants to purchase up to 416,667 common shares of the Company at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company.

In November 2009, Focus Maritime Corp., a company controlled by Michail S. Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, converted $20.0 million of the 7% Notes into approximately 2.22 million common shares of the Company. In connection with the restructuring of NewLead’s debt, on July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp., as an inducement for the conversion, into approximately 264.9 million common shares of the Company. Under the agreement with Focus Maritime Corp., we may not allow debt to equity conversions on more favorable terms to other debtors. As of December 31, 2012, Investment Bank of Greece retained $0.1 million outstanding principal amount of the 7% Notes.

We recorded a BCF totaling $100.5 million as a contra liability (discount) that had to be amortized into the Company’s income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2012, $71.6 million of the BCF was amortized and reflected as interest expense in the statement of operations ($8.2 million for the year ended December 31, 2011, and $5.9 million for the year ended December 31 2010). In addition, as a result of the agreement with Focus Maritime Corp., we recorded an aggregate loss of $293.1 million, which is included in Loss on extinguishment of convertible notes in the accompanying consolidated statements of operations. Accordingly, in the aggregate, $0.1 million and $125.0 million of the 7% Notes remained outstanding as at December 31, 2012 and December 31, 2011, respectively.

As of December 31, 2012, we were not in compliance with the financial covenants on this indebtedness and we were in default on three coupon payments. As such, the full amount outstanding was reclassified to current liabilities. As of August 30, 2013, we are not in compliance with the financial covenants on this indebtedness.

(b) Senior Convertible 4.5% Note

In connection with the agreement with Lemissoler, on December 31, 2012, we issued $50.0 million in aggregate principal amount of our notional 4.5% Senior Convertible Note due in 2022 to Prime (the “4.5% Note”). The 4.5% Note will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or earlier upon redemption, repurchase or conversion in accordance with its terms. At our option, subject to certain conditions, interest may be satisfied by issuing additional common shares of the Company (rather than in cash).

The amount of shares to be paid is calculated by dividing (i) the per share amount equal to 80% of the arithmetic average of the daily volume-weighted average price (“VWAPs”) of the Company’s common shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the interest payment date into (ii) an amount equal to the total amount of cash such holder would receive if the aggregate amount of interest on the 4.5% Note was being paid in cash. The 4.5% Note is convertible, at a holder’s option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms.The holder has the right to convert the principal amount of the 4.5% Note, or any portion of such principal amount which is at least $1,000 (or such lesser principal amount of the 4.5% Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable common shares of the Company (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of the 4.5% Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the 4.5% Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date. The Conversion Price means an amount equal to 80% of the arithmetic average of the daily VWAPs of the common shares of the Company for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the conversion date. If the holder does not convert the 4.5% Note prior to the maturity date, then so long as no certain events of default (“Events of Default”) or an event triggering a repurchase (“Repurchase Event”) has occurred and is continuing, the principal of and accrued interest on the 4.5% Note that is outstanding on the maturity date shall automatically convert, without further action by the holder, into common shares of the Company. The number of common shares issued by the Company to the holder upon such conversion shall be the quotient obtained by dividing (x) the outstanding principal of and accrued interest on the 4.5% Note on the maturity date by (y) the Conversion Price then in effect.

We may redeem all or part of the outstanding principal amount of the 4.5% Note at any time, subject to certain conditions, at a redemption price in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note plus (2) accrued and unpaid interest on such principal amount to the redemption date plus (3) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (2) at the rate provided in the 4.5% Note to the redemption date, subject to certain conditions specified in the 4.5% Note. If a Repurchase Event occurs, the holder will have the right, at the holder’s option, to require us to repurchase all of the 4.5% Note, or any portion thereof, on a repurchase date that is five business days after the date of the holder delivered its notice with respect to such Repurchase Event. The repurchase price will be an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note that the holder has elected to be repurchased plus (2) accrued and unpaid interest on such principal amount to the date of such repurchase plus (3) accrued and unpaid default interest, if any, thereon at the rate provided in the 4.5% Note to the date of such repurchase. If an Event of Default shall have occurred, then the applicable interest rate shall be increased to 6.5% per annum during the period from the date of such Event of Default until the date no Event of Default is continuing. We may, at our option, subject to certain conditions, make any payments required to be made by us to the holder upon acceleration of the 4.5% Note by reason of certain Events of Default in common shares of the Company.

On the date of the issuance, the fair value of the 4.5% Note amounted to $62.5 million. As of December 31, 2012 and August 30, 2013, we were not in compliance with certain covenants on this indebtedness.

(c)  Good Faith Note

On February 5, 2013, we issued a senior convertible promissory note to Good Faith for up to $1.0 million (the “Good Faith Note”). The Good Faith Note is due in one balloon payment on August 4, 2014. Borrowings under this Good Faith Note bear a fixed interest rate of 10% per annum on the unpaid principal balance and 5% per annum on the outstanding principal balance and any accrued and unpaid cash interest in Company’s common shares or cash, at our option. The Good Faith Note is convertible into common shares at a conversion price of $0.82 per share at holder’s option, at any time and from time to time.

(d)  Tiger Note

On June 19, 2013, we issued a senior convertible promissory note to Tiger for up to $1.7 million. The Tiger Note is due on June 19, 2014. Borrowings under this note bear a fixed interest rate of 8% per annum on the unpaid principal balance if paid in cash or 15% per annum on the outstanding principal balance if settled by issuance of shares of the Company, at our option. The Tiger Note also contains interest and anti-dulition adjustments under certain circumstances. The Tiger Note is convertible into common shares at a conversion price equal to 95% of the arithmetic average of the closing price of the Company’s common shares on the five trading days prior to and beginning with the date two business days before the maturity date or the conversion date.

Sale and Leaseback Transactions

(a) Northern Shipping Fund LLC

In June 2011, we entered into an agreement with Northern Shipping Fund LLC for the sale and immediate bareboat leaseback of the Post-Panamax dry bulk vessel, the Newlead Endurance. The net proceeds for the sale were $26.6 million and the bareboat leaseback charter period was seven years. We retained call options to buy the vessel back during the lease period at pre-determined decreasing prices at the end of each of the seven years starting from the first year, with the last call option price at $26.5 million at the end of the lease term. Moreover, a put option existed, which if exercised, would have required us to repurchase the vessel for approximately $26.5 million at the end of the lease term. The call or put option price was to be paid in cash. We concluded that we had retained substantially all of the benefits and risks associated with such vessel and we have treated the transaction as a financing, resulting in an immediate loss of $0.2 million.

On February 14, 2012, an amendment agreement was signed, eliminating the existing put option. On March 14, 2012, we received enforcement notices from Endurance Shipping LLC, whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter, and the vessel was delivered back to Northern Shipping Fund LLC. On March 31, 2012, we entered into a deed of release with Endurance Shipping LLC, the owner of the Newlead Endurance, pursuant to which we were unconditionally released from our guarantee under the bareboat charter for the Newlead Endurance, which had been chartered-in by Curby Navigation Ltd., and all its obligations and liabilities under the relevant finance lease documentation. In connection with the enforcement notices, we also received a termination notice in respect of the ship management agreement between Curby Navigation Ltd. and Newlead Bulkers S.A., our subsidiary which had been the manager of the Newlead Endurance. As of December 31, 2012, no outstanding balance on the lease debt remained.

(b) Lemissoler Maritime Company W.L.L.

In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback charter period was eight years. We retained call options to buy the vessels back during the lease period at pre-determined decreasing prices and we were obligated to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation could be paid partially in cash and partially in common shares, at our option.

We concluded that we had retained substantially all of the benefits and risks associated with such vessels and we have treated the transaction as a financing, resulting in an immediate loss of $2.7 million (for those vessels where the fair value was below their carrying amount) and deferred gain of $10.5 million (for those vessels where the fair value was above their carrying amount) which had been amortized over the life of each vessel. The unamortized portion of $9.1 million as of December 31, 2011 was written off upon the redelivery of the vessels and is reported under discontinued operations. The amortization for the years ended December 31, 2011 and 2010 amounted to $1.3 million and $0.1 million, respectively, and is reported under discontinued operations.

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, we completed the redelivery of four dry bulk vessels, the Australia, the Grand Rodosi, the China and the Brazil, to their owners which are affiliates of Lemissoler.

On November 28, 2012, we entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime, which sets out the terms and conditions on which Lemissoler has agreed to the settlement of amounts outstanding and due to them from the Company pursuant to various agreements that had been entered into between the Company and Lemissoler (the “Lemissoler Indebtedness”) and a standstill and waiver of Lemissoler’s right to take action in respect of the Lemissoler Indebtedness and the failure of the Company to perform their respective obligations under such agreements, which includes, for the avoidance of doubt, any existing or future liabilities under agreements relating to the operation of vessels chartered or assigned to Lemissoler.

Pursuant to the Settlement Agreement: (a) the Lemissoler Indebtedness was settled by issuing (i) 109,351,314 common shares of the Company to Prime; and (ii) $50.0 million aggregate principal amount of our 4.5% Senior Convertible Note due 2022 to Prime (the “4.5% Note”) with such terms as described below; and (b) all fees, costs and expenses incurred by Lemissoler in connection with the transaction will be paid from the issuance of 487,805 common shares of the Company (covering $0.4 million in fees) to Prime (with any shortfall to be fully paid and settled by us, which may be satisfied by issuing further common shares of the Company to Prime). As of December 31, 2012, Lemissoler received 109,351,314 common shares of the Company for the outstanding balance and 487,805 common shares of Company for the fees, costs and expenses incurred by Prime and we issued to Prime the 4.5% Note.

In addition, in connection with the Settlement Agreement, we entered into a registration rights agreement with Prime, pursuant to which we are obligated to file a registration statement or registration statements covering the potential sale of the common shares issued to Prime and the common shares of the Company issuable upon conversion of the 4.5% Note. Prime may also request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration). As a result of the agreement with Lemissoler, we recorded an aggregate loss of $50.6 million, which is included in Loss from discontinued operations in the accompanying consolidated statements of operations.

As of December 31, 2012, no outstanding balance remained on the lease debt. On January 30, 2013, we were formally released from all of our obligations and liabilities under the relevant finance lease documentation.

EBITDA and adjusted EBITDA reconciliation to Net Loss

EBITDA represents net loss from continuing operations before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items, including provisions for doubtful receivables, provisions for claims, changes in fair value of derivatives, impairment losses, gains and losses on sales of assets, share-based compensation expenses, loss on extinguishment of convertible notes and restructuring expenses, and operating losses for the non-core vessels. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which our performance can be assessed and each presents useful information to investors regarding our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31,2010

ADJUSTED EBITDA RECONCILIATION (amounts in thousands)

Net loss attributable to NewLead Holdings’ Shareholders	$(402,562)	$(290,395)	$(86,349)
Plus: Loss from discontinued operations	1,800	166,679	13,803
Plus: Net loss attributable to the noncontrolling interest	(1,363)	-	-
Loss from continuing operations	(402,125)	(123,716)	(72,546)

PLUS:
Net interest expense	86,549	22,604	18,018
Depreciation and amortization	6,564	8,180	4,237
EBITDA	$(309,012)	$(92,932)	$(50,291)
Provision for doubtful receivables	9	(36)	214
Provision for claims	(43)	402	88
Change in fair value of derivatives	-	-	(1,592)
Impairment losses	7,054	83,950	39,515
Gain on sale from vessels, net	-	-	(1,168)
Loss on extinguishment of convertible notes	293,109	-	-
Restructuring expenses	4,132	1,551	-
Share based compensation	2,412	1,582	2,680
Operating loss for non-core vessels	-	-	6,564
ADJUSTED EBITDA	$(2,339)	$(5,483)	$(3,990)

EBITDA loss for the year ended December 31, 2012 was $309.0 million, compared to EBITDA loss for the year ended December 31, 2011 of $92.9 million. Adjusted EBITDA for the year ended December 31, 2012 was a loss of $2.3 million, representing EBITDA before non-cash items such as $7.1 million of impairment losses, $2.4 million of share-based compensation expenses, a $0.01 million provision for doubtful receivables, a $0.04 million reversal of provision for claims, $293.1 million loss on extinguishment of convertible notes, and $4.1 million for restructuring expenses. Adjusted EBITDA for the year ended December 31, 2011 was a loss of $5.5 million. This decrease in Adjusted EBITDA loss was attributable primarily to the decrease in various general and administration expenses by over 60%, which was partially offset by a decrease of total revenues by 26.9% and an increase in operating expenses.

EBITDA loss for the year ended December 31, 2011 was $92.9 million, compared to EBITDA loss for the year ended December 31, 2010 of $50.3 million. Adjusted EBITDA for the year ended December 31, 2011 was a loss of $5.5 million, representing EBITDA before non-cash items such as $84.0 million of impairment losses, $1.6 million of share-based compensation expenses, $0.04 million reversal of provision for doubtful receivables, a $0.4 million provision for claims, as well as $1.6 million for restructuring expenses. Adjusted EBITDA for the year ended December 31, 2010 was a loss of $4.0 million. This increased loss in Adjusted EBITDA was attributable primarily to the increased general and administration expenses resulting from the April 1, 2010 acquisition of Newlead Shipping (an integrated technical and commercial management company) and its subsidiaries.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend information

Please refer to “Item 5A.—Operating and Financial Review and Prospects—Operating Results” and “Item 4B.—Information on the Company—Business Overview” for a discussion of significant and/or material recent trends.

E.	Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2012, our significant existing contractual obligations and contingencies consisted of our obligations as a borrower under our loan facility agreements, our obligations under our coal purchase agreements and our obligations for the acquisition of the Kentucky Property and Tennessee Property. In addition, we had contractual obligations under interest rate swap contracts and office rental agreements.

(in 000’s USD)	Payment Due by Period
Contractual obligations	Total	Less than a year	1-3 years	3-5 years	More than 5 years
Long-term debt obligation (1)	$128,839	$54,389	$3,400	$3,800	$67,250
Interest payments (2)	32,639	6,668	7,488	6,184	12,299
Rental agreements (3)	4,145	434	887	914	1,910
Promissory notes payable in relation to acquisition of coal property	11,000	11,000	-	-	-
Acquisition of the Kentucky property and Tennessee property	55,000	55,000	-	-	-
Coal purchase agreements (4)	564,362	87,182	357,885	119,295	-
Total	$795,985	$214,673	$369,660	$130,193	$81,459

Notes:

(1)	Refers to our obligations to repay the indebtedness outstanding as of December 31, 2012, (including long-term debt and convertible notes) based on the originally contractual terms of the credit facilities and not taking into account the breach of covenants. The amount does not reflect $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes.

(2)	Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2012, assuming a weighted average interest rate of 4.31% per annum.
(3)	Refers to our obligations under the rental agreements for office space.

(4)	Refers to our obligations under the coal purchase agreements which are anticipated to commence in the fourth quarter of 2013 or as otherwise agreed.

Commitments

(i) Rental agreements

We have entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., an entity in which Michail Zolotas, our Chairman and Chief Executive Officer, is a shareholder, at an aggregate monthly rate of approximately €27,200, which is to be paid in cash or, subject to successful negotiation, in newly issued common shares. These rental agreements vary in duration with the longest agreement expiring in April 2022. On January 1, 2013, we amended certain of our office rental agreements with Terra Stabile A.E., and the aggregate monthly rate of approximately €27,200 was reduced to approximately €17,400 per month for a two year period. In addition, on January 1, 2013, we entered into two six-month lease agreements with Terra Norma A.E., which is also controlled by Mr. Zolotas, in relation to office parking space for a monthly aggregate rate of approximately €2,400. Please see the information contained under “Item 7B.—Related Party Transactions” regarding transactions between us and any of our directors.

The committed rent payments to Terra Stabile A.E. and Terra Norma A.E. are (in millions):

December 31, 2013	$0.3
December 31, 2014	0.3
December 31, 2015	0.4
December 31, 2016	0.4
December 31, 2017	0.5
Thereafter	1.9
$3.8

(ii) Coal Sale Purchase Agreements (Purchase Agreements)

New Lead JMEG LLC, a joint venture affiliate, has entered into two Coal Sale Purchase Agreements with a third party to purchase thermal coal, which is used in power plants for electricity generation and other industrial uses, from Kentucky, USA. The commencement of both agreements will begin upon the first shipment of coal, which is expected to take place during the fourth quarter of 2013 or as otherwise agreed.

The commitments under the Coal Sale Purchase Agreements as of December 31, 2012 were (in millions):

BTU	Year	Amount
12,300	1	$47.0
12,300	2	64.4
12,300	3	64.4
12,300	4	64.4
12,300	5	64.4
		304.6
10,800	1	40.2
10,800	2	54.9
10,800	3	54.9
10,800	4	54.9
10,800	5	54.9
		259.8
		$564.4

(iii) Commercial and Technical Ship Management Agreements

As of December 31, 2012 and August 30, 2013, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers S.A. (“Newlead Bulkers”). Outstanding balances due to managing agents as of December 31, 2012 relate to amounts generated prior to the termination of the agreement with Ernst Jacob, a managing agent who operated a number of our vessels prior to the Company’s decision to have the technical management of all our vessels conducted in-house during 2010.

(iv) Commitment exit

In the third quarter of 2010, we entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31.8 million, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, we cancelled such agreement and subsequently agreed the full and final settlement of all the claims under the subject sale and purchase contract. In compliance with the terms and conditions of this settlement agreement, dated December 21, 2010, we released to the sellers the deposit of $3.2 million and further incurred a termination fee of $2.0 million, which was paid in January 2011. As a result, $5.2 million was included in “Impairment losses” in continuing operations in 2010.

Recent Accounting Pronouncements

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued an amendment of the Accounting Standards Codification regarding recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. U.S. generally accepted accounting principles do not include specific guidance on accounting for such obligations. The amended standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, as the sum of: a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The updated guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of the new standard is not expected to have a significant impact on the Company’s consolidated financial statements.

G.	Safe Harbor

See the section “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As of August 30, 2013, set forth below are the names, ages and positions of our directors and executive officers and their respective terms of service to the Company. Our board of directors is elected on a staggered basis, and each director elected holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The primary business address of each of our executive officers and directors is 83 Akti Miaouli & Flessa Street, Piraeus Greece, 185 38.

Name	Age	Position

Michail S. Zolotas	39	Class I Director and CEO since October 2009 and Chairman since January 2013
Spyros Gianniotis	53	Class III Director since October 2009 and Deputy Chairman since March 2013
Sae Jung Oh	58	Class II Director since December 2011
Panagiotis Skiadas	42	Class III Director since June 2005
Antonios Bertsos	38	Chief Financial Officer since October 2011, Corporate Secretary since May 2012 and President since March 2013

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class I Directors expires at our annual meeting in 2015, the term of the Class II Directors expires at our annual meeting in 2014 and the term of the Class  III Directors expires at our annual meeting in 2013.

Set forth below is certain biographical information about each of these individuals, who were newly appointed on the date of the recapitalization.

Michail S. Zolotas
Director, Chairman and Chief Executive Officer

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
Director and Deputy Chairman

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

Sae Jung Oh
Director

Sae Jung Oh has been the Managing Director of MJLF Athens, a subsidiary of MJLF & Associates USA shipbrokering company, since the company’s establishment in 2007. He is an active shipbroker, involved in various projects related to newbuildings, sales and purchases, ship repair, chartering and marine equipment, covering both technical and commercial scopes of interest. Prior to joining MJLF in 2007,Mr. Oh was employed at Hyundai Mipo Dockyard, starting as a Ship Repair Engineer of Machinery Division in the early1980s, rising to Project Manager for various projects and then becoming the Representative of Hyundai Mipo Dockyard Singapore Branch in 1993 and the Representative of Hyundai Mipo Dockyard Athens Branch in 1996.Concurrent with his stay in Greece, Mr. Oh has engaged himself in various responsibilities within the Korean Association, and currently holds the position of Vice Chairman. Mr. Oh was born in South Korea in 1954 and graduated from Hanyang University of Seoul with a B.S. in Mechanical and Thermal Engineering. He has broad international experience in Europe, Asia and the United States.

Antonis Bertsos
Chief Financial Officer, President and Corporate Secretary

Antonis Bertsos holds the offices of President, Corporate Secretary and Chief Financial Officer. Prior to this, Mr. Bertsos held the position of Deputy Chief Operating Officer of NewLead since April 2010. Prior to joining NewLead, Mr. Bertsos served as Chief Financial Officer for Aries Energy Corporation from February 2005 to March 2010. Mr. Bertsos commenced his career as an Auditor at PricewaterhouseCoopers in 1999. Mr. Bertsos holds a B.Sc. in Accounting and Finance from Deree College in Greece and a Postgraduate Diploma in Business Administration from the University of Leicester in the United Kingdom.

B. Compensation

We paid our officers and directors aggregate compensation of approximately $0.68 million for the year ended December 31, 2012, $2.13 million for the year ended December 31, 2011 and $1.44 million for the year ended December 31, 2010. In addition, total share-based compensation costs for the year ended December 31, 2012 was $2.4 million. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. These reimbursed amounts were insignificant for the year ended December 31, 2012.

On February 15, 2012, we issued 514,584 shares to Michail S. Zolotas, the Chairman and Chief Executive Officer, for his 2009, 2010, and 2011 annual base salary in accordance with the terms of his 2011 employment agreement. On April 1, 2013, we also granted and issued to Mr. Zolotas 13,452,038 common shares, of which 40% vested upon issuance and the remaining 60% will vest 30% on April 1, 2014 and 30% on April 1, 2015. These shares were granted in recognition of the significant work performed by Mr. Zolotas in connection with the Restructuring of the Company. On April 1, 2013, pursuant to the terms of his employment agreement, we also issued 436,851 common shares to Mr. Zolotas for his 2012 annual base salary, which vested upon issuance.

On January 2, 2012, we entered into an employment agreement with Mr. Zolotas, which entitles Mr. Zolotas to an annual base salary and an annual incentive bonus that is payable in our common stock. The agreement is retroactive for the years 2010 and 2011 and effective until December 31, 2016, after which it will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreement. Pursuant to the employment agreement, Mr. Zolotas will be entitled to the following compensation: (1) for the period between October 13, 2009 until the end of 2010, he will be entitled to an aggregate base salary of $1.3 million and bonus of $0.3 million which will be paid in shares priced at $24.00 per share, resulting in an aggregate of issuance of 66,667 shares, (2) for 2011, he will be entitled to an aggregate base salary of $1.3 million and bonus of $0.3 million, which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 800,000 shares; and (3) for each year from 2012 until the end of 2016, he will be entitled to an aggregate base salary of $1.45 million and bonus of $1.45 million, which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 1,450,000 shares. Under the employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. If an executive’s employment is terminated for “cause” or voluntarily by the employee without “good reason,” the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination.

On January 1, 2013, an amendment to the employment agreement with Mr. Zolotas was signed. Pursuant to the amended employment agreement, Mr. Zolotas will be entitled, for each year from 2013 until 2018, to an aggregate base salary of $1.5 million per year, which will be paid in advance and in common shares of the Company. The Company agreed to pay the annual base salary owed to Mr. Zolotas for the year 2013 by May 30, 2013 and on May 31, 2013, 5,083,769 common shares were issued. The share price used for the calculation of the shares was the average closing price of the Company’s common stock for the last thirty trading days prior to the date on which the shares were delivered to Mr. Zolotas. For fiscal year 2014 and for each subsequent year, the share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 365 days prior to the date on which the shares are delivered to the Mr. Zolotas. Pursuant to the terms of the amended employment agreement, for each year from 2013 until 2018, Mr. Zolotas will also be entitled to an aggregate bonus of $4.5 million per year, which will be paid in common shares or warrants. The share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 60 trading days prior to the date on which the target bonus is granted to Mr. Zolotas. The target bonus for each performance period will be determined in writing on an annual basis and based on such factors as the board and Mr. Zolotas shall in good faith agree, such factors to be agreed no later than 60 days following the start of each performance period, except in the year 2013 where the target bonus of Mr. Zolotas was granted on May 30, 2013. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, Mr. Zolotas is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement), he will be entitled to a cash payment equal to (i) twenty times his then-current base salary and (ii) twenty times his annual bonus for the prior year within 30 days following the effectiveness of the termination.

C. Board Practices

Board Classes

Our board of directors currently consists of four members. Our directors serve until their successors are appointed or they resign, unless their office is earlier vacated in accordance with our bye-laws or with the provisions of the Bermuda Companies Act of 1981, as amended, or the BCA. Each of the directors has served in his respective capacity since his election, which for all directors, except Panagiotis Skiadas and Sae Jung Oh, was October 13, 2009. Mr. Skiadas and Mr. Oh have served as members of the board since June 2005 and December 2011, respectively. Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class I Directors expires at our annual meeting in 2015, the term of the Class II Directors expires at our annual meeting in 2014 and the term of the Class III Directors expires at our annual meeting in 2013. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term.

Committees of the Board of Directors

We have established an Audit Committee comprised of our three independent directors responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The current members of our audit committee are Messrs. Spyros Gianniotis (Chairman), Panagiotis Skiadas and Sae Jung Oh. We have also established a Compensation Committee comprised of three independent directors responsible for reviewing the compensation of our senior management, officers and board of directors. The current members of our Compensation Committee are Messrs. Sae Jung Oh (Chairman), Spyros Gianniotis and Panagiotis Skiadas. We have also established a Governance and Nominating Committee comprised of three independent directors responsible for identifying candidates who are eligible to serve as members of the board of directors and considering matters of corporate governance generally. The current members of our Governance and Nominating Committee are Messrs. Panagiotis Skiadas (Chairman), Sae Jung Oh and Spyros Gianniotis.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Please see the information contained under “Item 7B.—Related Party Transactions” regarding transactions between us and any of our directors.

D. Employees

See “Item 4.—Information on the Company—Business Overview—Crewing and Employees”.

On January 2, 2012, we entered into severance agreements with certain of our key employees. If on or after the effective date of a change of control, and prior to the second anniversary of the effective date of a change of control, the employee is terminated without “cause,” or the employee resigns for “good reason,” the employee will be entitled to (i) five times his then-current base salary, (ii) five times his annual bonus and (iii) the number of shares of our common stock valued at two times his annual bonus at a price per share equal to the average trading price during the previous 30 trading days, in each case within 30 days following the effectiveness of the termination. “Change of control” means: (i) the sale or disposition, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of more than 50% of our assets to any “person” or “group” (as such terms are defined in Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); (ii) any person or group is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of our outstanding equity representing more than 50% of the total voting power of our equity; or (iii) we undergo a merger, reorganization or other consolidation in which the owners of our outstanding equity ownership immediately prior to such merger, reorganization or consolidation own less than 50% of the surviving entity’s voting power immediately after the transaction.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 30, 2013 for:

•	each of our directors and executive officers who beneficially own our shares; and
•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of August 30, 2013 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 614,833,099 shares outstanding on August 30, 2013. None of the shares set forth in the table below as being beneficially owned by these shareholders have voting rights that differ from the shares of any other shareholder. Unless otherwise specified, the business address of each of the individuals set forth below 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

Unless otherwise indicated, NewLead believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage
Executive Officers and Directors
Michail S. Zolotas (1)(2)(3)(4)(5)	288,791,765	47.0%
Antonios Bertsos	101,418	*
Spyros Gianniotis	497,084	*
Sae Jung Oh	420,000	*
Panagiotis Skiadas	157,084	*
Directors and Executive Officers as a Group (1)(2)(3)(4)(5)	289,967,351	47.2%

*	Less than one percent

(1)	Includes 267,161,247 common shares beneficially owned by Focus Maritime Corp., a Marshall Islands corporation. Focus Maritime Corp. is wholly-owned by Michail S. Zolotas. Focus Maritime Corp.’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

(2)	Includes 2,059,474 common shares beneficially owned by Grandunion, a Marshall Islands corporation, which is controlled by Michail S. Zolotas, who owns 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on April 30, 2012.

(3)	The voting agreement between Rocket Marine Inc. and Grandunion, pursuant to which Grandunion had voting power over 1,463,631 common shares beneficially owned by Rocket Marine Inc., expired on February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of Mr. Zolotas or Grandunion.

(4)	Includes an aggregate of 79,042, 136,000 and 383,334 common shares beneficially owned by Terra Stabile A.E., Terra Norma S.A. and Aurora Properties Inc., each of which are affiliated with Mr. Zolotas. The address for each of Terra Stabile A.E. and Terra Norma A.E. is 115 Acharnon Street, Athens, 104 46, Greece and the address for Aurora Properties Inc. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.

(5)	Includes 12,000,000 common shares beneficially owned by Artemis World S.A., a corporation incorporated in the Republic of Panama. Artemis World S.A. is wholly-owned by Mr. Zolotas. The operating address of Artemis World S.A. is 9, Krevata, Piraeus 185 38 Greece.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the owners of more than 5% of our common shares, par value $0.01 per share, with the exception of those listed in the table above, that we are aware of as of August 30, 2013. On August 30, 2013, there were 614,833,099 common shares outstanding. None of these shareholders have voting rights that differ from any other shareholder.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage
Principal Shareholders
Focus Maritime Corp. (1)	267,161,247	43.5%
Prime Shipping Holding Ltd (2)	555,279,310	52.4%
Piraeus Bank A.E. (3)	46,250,000	7.5%
Ariadne Holdings LLC (4)	42,631,140	6.9%

(1)	Includes 267,161,247 common shares beneficially owned by Focus Maritime Corp., a Marshall Islands corporation. Focus Maritime Corp. is wholly-owned by Michail S. Zolotas. Focus Maritime Corp.’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

(2)	Prime Shipping Holding Ltd, a Marshall Islands corporation and affiliate of Lemissoler Maritime Company W.L.L., acquired the shares pursuant to a Settlement and Standstill Agreement between the Company and Prime Shipping Holding Ltd, dated November 28, 2012. The address of the principal office for Prime Shipping Holding Ltd is 17-21B Agias Zonis Street, Eleni Court, P.O. Box 54970, CY-3027 Limassol, Cyprus. Philippos Philis (“Mr. Philis”) is the sole director of Prime Shipping Holding Ltd. The address of his principal office is 17-21B Agias Zonis Street, Eleni Court, P.O. Box 54970, CY-3027 Limassol, Cyprus. Mr. Philis is a citizen of the Republic of Cyprus. The foregoing information was derived from a Schedule 13D/A filed with the SEC on April 30, 2012. By reason of such relationship, Mr. Philis may be deemed to share voting and dispositive power over the common shares listed as beneficially owned by Prime Shipping Holding Ltd. Mr. Philis disclaims beneficial ownership of the common shares listed as beneficially owned by Prime Shipping Holding Ltd. The percentage of ownership is based upon the conversion price of the 4.5% Note as of August 29, 2013, and includes 445,440,191 common shares (the “Underlying Shares”) issuable to Prime Shipping Holding Ltd upon conversion of the 4.5% Note. Such number of the Underlying Shares is subject to change based on changes to the conversion price of the 4.5% Note in accordance with its terms.

(3)	Piraeus Bank A.E., a Greek corporation, acquired the shares pursuant to a Settlement Agreement between the Company and Piraeus Bank A.E., dated April 10, 2013. The principal business address for Piraeus Bank A.E. is 4 Amerikis Street, Athens, Greece, 10564.

(4)	Ariadne Holdings LLC, a North Carolina limited liability company, acquired the shares pursuant to a Share Transfer Agreement between the Company and Ariadne Holdings LLC, dated January 1, 2013. The principal business address for Ariadne Holdings LLC is 122 Alton Court Mooresville, NC 28117, United States.

B.	Related Party Transactions

Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Terra Stabile A.E./ Terra Norma A.E.

We lease office space as well as warehouse space in Piraeus, Greece from Terra Stabile A.E. (“Terra Stabile”), which is controlled by Michail S. Zolotas, our Chief Executive Officer and Chairman and member of the Company’s Board of Directors. In November 2009, we entered into a 12-year lease agreement with Terra Stabile for the office space, and on April 28, 2010, we entered into a 12-year lease agreement with Terra Stabile for the warehouse space. On January 1, 2013, we amended certain of our office rental agreements with Terra Stabile to reduce the aggregate monthly payment from €27,200 to approximately €17,400 for a two year period. In addition, on January 1, 2013, we entered into two six-month lease agreements with Terra Norma A.E. (“Terra Norma”), which is also controlled by Mr. Zolotas, in relation to office parking space, for an aggregate monthly rate of approximately €2,400. Total rent for the years ended December 31, 2012, 2011 and 2010 was approximately $0.35 million, $0.48 million and $0.34 million, respectively. During the year ended December 31, 2012, the Company issued an aggregate of 475,000 shares, which vested upon issuance, to settle outstanding liabilities with Terra Stabile and Terra Norma of $0.55 million pursuant to settlement and subscription agreements.

Grandunion Inc.

Michail S. Zolotas is a stockholder and the chief executive officer of Grandunion. On October 13, 2009, Grandunion transferred 100% ownership in three dry bulk carriers, the China, the Australia and the Brazil (which transaction included assets with a carrying value of approximately $75.3 million and the assumption of a credit facility of $37.4 million and other liabilities, for a net value of $35.0 million) to us in exchange for 1,581,483 newly issued common shares of the Company.

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

In connection with the 2009 recapitalization, we issued $145.0 million in aggregate principal amount of 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions of our cash, debt and other assets, spin-offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between us and Piraeus Bank (as the successor of Cyprus Popular Bank), and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp., as purchasers. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, our Chairman and Chief Executive Officer, converted $20.0 million of the 7% Notes into approximately 2.2 million new common shares. In connection with our debt restructuring, on July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments, and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 264.9 million common shares of the Company. Under the agreement, the Company may not allow debt to equity conversions on more favorable terms to other debtors. As a result of this conversion, Focus Maritime Corp., as at December 31, 2012, owned approximately 67% of the Company’s outstanding common shares. Currently, Investment Bank of Greece holds $0.1 million outstanding principal amount of the 7% Notes, which were purchased for cash and if fully converted, would result in an issuance of approximately 11,112 newly issued common shares. The Investment Bank of Greece was also granted warrants to purchase up to 416,667 common shares of the Company at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company.

In April 2010, we completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, from Grandunion. For more details please refer to Note 5 of the accompanying consolidated financial statements. Three of the four dry bulk vessels and the two product tankers acquired in April 2010 were sold in connection with the Restructuring. In July 2010, we completed the acquisition of five dry bulk vessels from Grandunion including two newbuildings with long term quality time charters. Total consideration for the acquisition of the five vessels was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. Four of the five vessels acquired in July 2010 were sold in connection with the Restructuring.

Management Services and Commissions

Magnus Carriers, a company owned by two of our former officers and directors, is a company that provided commercial management services to certain vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7,000 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled to a commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by us on May 1, 2009. For the years ended December 31, 2012, 2011 and 2010, these commissions and management fees were $0, $0 and $0.1 million, respectively (figures include continuing and discontinued operations).

Sea Breeze

As part of attaining revenue (commissions) for our vessels, we contracted with a related entity, Sea Breeze Ltd., of which one of our former directors is a shareholder. In addition, we paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the years ended December 31, 2012, 2011 and 2010, the commissions amounted to $0, $0 and $0.1 million, respectively (figures include continuing and discontinued operations).

Newfront Shipping S.A.— Stamford Navigation Inc.

At December 31, 2009, the vessel Australia had technical ship management and commercial management agreements with Stamford Navigation Inc. (“Stamford”) and Newfront Shipping S.A. (“Newfront”), and the vessels China and Brazil had technical ship management and commercial management agreements with Newfront. Stamford and Newfront are both related parties with common shareholders. The agreed annual management fees were approximately $185,000 per vessel. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies have signed agreements with Newlead Bulkers for the provision of commercial and technical ship management services (see below). For the years ended December 31, 2012, 2011 and 2010, the management fees for Newfront were approximately $0, $0 and $0.05 million, respectively, and for Stamford were approximately $0, $0 and $0.03 million, respectively.

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

As of December 31, 2011, December 31, 2012 and August 30, 2013, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

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

As of December 31, 2011, December 31, 2012 and August 30, 2013, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

Domina Petridou O.E.

We leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of our former directors is a shareholder. In November 2005, we entered into a 10-year lease agreement with the landowner. In October 2007, we entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010 respectively. Total rent for the years ended December 31, 2012, 2011 and 2010 amounted to approximately $0, $0 and $0.02 million, respectively.

Aries Energy Corporation

On April 15, 2010, we completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112.7 million (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our stockholders, is one of the principals of Aries Energy Corporation, one of the sellers of these vessels. Accordingly, even though Rocket Marine was a principal stockholder at that time, neither it nor Mr. Petrides had the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price was no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party. The voting agreement between Rocket Marine Inc. and Grandunion, pursuant to which Grandunion controlled the vote, expired on February 29, 2012.

Affiliates

On April 11, 2012, through one of our wholly-owned subsidiaries, NewLead Holdings (US) Corp., we established New Lead JMEG LLC with J Mining & Energy Group, Inc. as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. We have joint control with J Mining & Energy Group, Inc. of New Lead JMEG LLC and we are entitled to and are liable for the total net assets of the joint venture. On December 20, 2012, Jan M. Berkowitz, the President and Chief Executive Officer of J Mining & Energy Group, Inc., was nominated, constituted and appointed with full power to execute and legally bind us in any and all contracts relating to coal mining and sales of coal in the United States and to act on behalf of us in the negotiation of deals related to coal-bearing properties in the United States.

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

c)	Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.

We do not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The charterers of the Newlead Fortune notified us in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of Hydrogen Sulphide in the vessel’s tanks at two ports in the United States.

We do not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The vessel Grand Rodosi was involved in a collision in October 2010 with the fishing vessel “Apollo S”. As of December 31, 2012, we estimated that the expected possible losses amount to approximately $500,000 which, however, are 100% covered by the P&I Association:

a)	Pollution cleanup costs – we have provided guarantee for A$500,000.

•	The charterers of the Newlead Esmeralda notified us in November 2010 of their intention to pursue the following claims. After discussions with charterers, in March 2011, an agreement was reached that neither party would seek any form of security in the future for the claims relating to the grounding that occurred in March 2010.We believe the charterer’s chances of success are remote. Below is a list of the claims:

a)	Damages for lost income as a result of cargo that was not able to be loaded, subsequent to vessel’s grounding in March 2010;

b)	Damages resulting from the prolonged storage costs due to the inability to place cargo on board the vessel; and

c)	Anticipated costs.

Other than as described above, we have not been involved in any legal proceedings which may have, or have had a significant effect on our financial statements, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial statements.

Dividend Policy

On September 12, 2008, we determined to suspend payment of our quarterly dividend, effective immediately. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our credit facility agreements, and those created by Bermuda law.

Our debt agreements contain covenants that limit our ability to pay dividends. For example, our credit facility with Piraeus Bank (CPB loan) prohibits us from paying dividends without our lender’s consent. Our facility agreements further require us to maintain specified financial ratios and minimum liquidity and working capital amounts. In September 2008, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the second quarter of 2008. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

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

On August 29, 2013, the closing price of our common shares was $0.114.

	High	Low
For the Fiscal Year Ended December 31, 2008	$93.24	$3.72
For the Fiscal Year Ended December 31, 2009	$19.68	$3.84
For the Fiscal Year Ended December 31, 2010	$12.60	$2.26
For the Fiscal Year Ended December 31, 2011	$3.88	$0.46
For the Fiscal Year Ended December 31, 2012	$5.23	$0.31
For the Quarter Ended
March 31, 2011	$2.88	$2.05
June 30, 2011	$2.30	$1.69
September 30, 2011	$3.88	$0.53
December 31, 2011	$0.98	$0.46
March 31, 2012	$2.30	$0.40
June 30, 2012	$5.23	$0.55
September 30, 2012	$1.56	$0.54
December 31, 2012	$0.63	$0.31
March 31, 2013	$2.73	$0.34
June 30, 2013	$0.65	$0.13
For the Month Ended
December 31, 2012	$0.45	$0.33
January 31, 2013	$2.73	$0.34
February 29, 2013	$1.28	$0.67
March 31, 2013	$0.77	$0.55
April 30, 2013	$0.65	$0.35
May 31, 2013	$0.39	$0.18
June 30, 2013	$0.37	$0.13
July 31, 2013	$0.25	$0.13
August 31, 2013 (through August 29, 2013 )	$0.19	$0.10

B.  Plan of Distribution

Not applicable.

C.  Markets

See “Item 9A.” above.

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

We entered into a Registration Rights Agreement, dated January 2, 2010, with S. Goldman Advisors, LLC, in connection with the registration of 208,334 common shares and 416,667 common stock underlying warrants issued to the advisors. Subject to the terms of this agreement, upon the request of holders of at least 83,334 of the transfer restricted securities (as defined therein), we are required to file a shelf registration statement covering the transfer restricted securities within 30 days. The holders may also request that their transfer restricted securities be covered by a registration statement that we are otherwise filing for the purpose of a firm-commitment, underwritten public offering of common shares (i.e., piggy-back registration). In addition, we entered into a Subscription Agreement, dated April 17, 2012, with S. Goldman Advisors, LLC, for the issuance of 750,000 common shares as payment for advice pertaining to the restructuring of our financial indebtedness. Subject to the terms of this agreement, the holder may request that the common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

We entered into a Registration Rights Agreement, dated July 2, 2012, with Focus Maritime Corp. in connection with a settlement agreement, dated the same date, for the settlement in common shares of our 7% Notes. Subject to the terms of this agreement, Focus Maritime Corp. may demand that we file a registration statement with respect to the shares, request that the we file a registration statement on Form F-3 if the Company is entitled to use such form, or request that the common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

We entered into a Registration Rights Agreement, dated December 5, 2012, with Prime in connection with a settlement agreement dated November 28, 2012 with affiliates of Prime, for the settlement in common shares of our Lemissoler Capital Lease Obligation. Subject to the terms of this agreement, we are obligated to file a registration statement or registration statements covering the potential sale of the common shares of the Company issued to Prime and the shares of the Company’s common shares issuable upon conversion of the 4.5% Note. Prime may also request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

We entered into a Registration Rights Agreement on June 20, 2012, as amended on April 10, 2013, with Piraeus Bank, in connection with a principal agreement, dated June 20, 2012, as amended on April 10, 2013, with Piraeus Bank. Subject to the terms of this agreement, Piraeus Bank may demand that we file a registration statement with respect to the shares, request that the we file a registration statement on Form F-3 if the Company is entitled to use such form, or request that the common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

Treasury Shares

Our bye-laws were amended at our 2008 annual general meeting to allow our board of directors, at its discretion and without the sanction of a resolution of our shareholders, to authorize the acquisition by us of our shares, to be held as treasury shares. Our board of directors may, at its discretion and without the sanction or resolution of our shareholders, authorize the acquisition by us of our own shares, to be held as treasury shares, upon such terms as the board of directors may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the BCA. We will be entered in the register of members as a shareholder in respect of the shares held as treasury shares and will be its own shareholder but subject always to the provisions of the BCA. We will not exercise any rights and will not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the BCA. Subject as otherwise provided in our bye-laws in relation to our shares generally, any shares held by us as treasury shares will be at the disposal of the board of directors, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.

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

For purposes of these provisions, a “business combination” includes recapitalizations, amalgamations, mergers, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.

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

C. Material contracts

Please refer to “Item 5.—Operating and Financial Review and Prospects” for a discussion of our long-term debt, “Item 4.—Information on the Company” for a discussion of various agreements relating to our restructuring, commodities business, recapitalization and certain vessel transactions and “Item 10.—Additional Information” for a discussion of our registration rights agreements.

D. Exchange controls

We have been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority (the “BMA”).

The BMA must approve all issuances and transfers of securities of a Bermuda exempted company like us. For so long as our common shares are listed on an appointed stock exchange (which NASDAQ is), such shares may be issued to, and transferred by and among, persons who are residents and non-residents of Bermuda for exchange control purposes. Any other transfers remain subject to approval by the BMA and such approval may be denied or delayed.

Subject to the foregoing, there are no limitations on the rights of owners of our common shares to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares, other than in respect of local Bermuda currency.

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

There is a statutory remedy under Section 111 of the BCA which provides that a shareholder may seek redress in the Bermuda courts as long as such shareholder can establish that the company’s affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.

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

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the following discussion does not address any United States estate or gift, state, local or non-United States tax consequences, or any tax consequences of the newly enacted Medicare tax on investment income. The discussion below is based, in part, on the description of our business as described in “Item 4B. Business Overview — Information on the Company” above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to NewLead Holdings Ltd. and its subsidiaries on a consolidated basis.

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

In April 2012, our U.S. subsidiary entered into a joint venture arrangement with J Mining & Energy Group to purchase thermal coal (used in power plants for electricity generation and other industrial uses) located in Kentucky, USA. We currently do not have any revenues from this business, but anticipate generating our first revenues from this business in fiscal 2013. We anticipate paying U.S. income tax on income generated from this business.

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

(A) more than 50% of the value of its stock is beneficially owned, directly or indirectly, for at least half of our taxable year by individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test”, or

(B) its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another qualified foreign country or in the United States, which we refer to as the “Publicly Traded Test”.

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

We believe we currently satisfy the 50% Ownership Test. Michael Zolotas is a “resident” in a qualified foreign country in that he is fully liable to tax as a resident in such country (and not liable to tax on a remittance basis only) and, in addition, he has a tax home (i.e., his regular or principal place of business) in that qualified foreign country for 183 days or more of the taxable year. Mr. Zolotas has or will provide us with the documentation (including ownership statements), and we will meet the reporting requirements with respect to such shareholder, as required by the Treasury Regulations under Section 883. However, we may have difficulty satisfying such test in the future if our common shares become more widely held.

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

In the event that the 5 Percent Override Rule is triggered, we believe that, within the group of 5% Shareholders, sufficient shares will be owned by qualified shareholders for purposes of Section 883 to have precluded non-qualified shareholders in such group from owning 50% or more of the value of our shares for more than half the number of days during the relevant taxable years. We believe that, either (i) the 5 Percent Override Rule will not be triggered or (ii) if the 5 Percent Override Rule is triggered, sufficient shares will be owned by qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders from owning 50% or more of the value of our shares for more than half the number of days during the relevant taxable years; however, there can be no assurance in this regard. In order to qualify for the exception to the 5 Percent Override Rule, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. We believe that these requirements have been satisfied in the past, and, as noted above, we intend to cause these requirements to be satisfied in the future, as required, although there can be no assurance that we will be successful in this regard.

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

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been through 2012, but may be in 2013 and/or future taxable years); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets (determined as of the end of each quarter of the foreign corporation’s taxable year) held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property, rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business and the excess of gains over losses from transactions in any commodities (gains and losses from certain “qualified active sales” and qualified hedging transactions are excluded from “passive income”).

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

Based on our past operations and asset holdings, we do not believe that we have been a PFIC through 2012. However, we may be a PFIC in 2013 and/or in future taxable years due to changes in the nature and extent of our assets and operations, including our entry into the commodities business. For example, we expect to purchase and trade coal commencing in the fourth quarter of 2013 and thereafter. If this activity gives use to at least 85% of our taxable income it would be considered active income under the “qualified active sales” exception; if not most likely passive income. As another example, in making the PFIC determination for 2013 under the 50% “assets” test, the fair market value of the nickel wire held in the first quarter of 2013 will have to be weighed relative to the fair market values of our vessels and other assets held through the end of each quarter in 2013 (noting that there has been a significant decline in the fair market value of these vessels). Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief that we have not been a PFIC through 2012 is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derived or are deemed to have derived from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

Debt Instruments:

NewLead’s exposure to interest rate risk, which could impact our results of operations, relates to our floating rate debt outstanding. The interest rate related to our total debt outstanding is based on the floating U.S. LIBOR plus, a specific margin for each credit facility. Our objective is to minimize our interest expenses while managing the exposure of our financial condition to interest rate risk, through our financing activities and, when deemed appropriate, through the use of designated interest rate swaps.

As of December 31, 2012, we had $152.3 million of total indebtedness, which is net of the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes. The interest on a number of our credit facilities are at floating rates and, therefore, changes in interest rates would have an effect on our interest expense. The interest rate on the 7% Notes and the 4.5% Note is fixed and, therefore, there is no associated market risk. As of December 31, 2012, we had $78.7 million of floating rate indebtedness out of our total indebtedness of $152.3 million. Of our floating rate indebtedness, as of December 31, 2012, $17.1 million was fixed with interest rate swaps. However, as of December 31, 2012 and as of August 30, 2013 we were in default under such interest rate swaps.

For the year ended December 31, 2012, a 1% increase and decrease in LIBOR would have resulted in an increase or decrease of approximately $1.1 million in our interest expense on the unhedged portion of drawings under the terms of our existing credit facilities.

Interest rate swaps:

As of December 31, 2012, in order to effectively manage our interest rate risk, we had the following interest rate swaps outstanding:

•

In connection with the recapitalization, we entered into a credit facility and an interest rate swap with Piraeus Bank (CPB loan). On May 6, 2010, we refinanced this credit facility (see Note 15. Long-Term Debt of our consolidated financial statements). The aforementioned swap was re-attached to the new credit facility and has a termination date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on the notional amount of the swap.

As of December 31, 2012 and August 30, 2013, the notional amount of the abovementioned interest rate swaps was $17.1 million. As of December 31, 2012, we have defaulted on a number of payments concerning the interest rate swap agreements.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2012, the value of the U.S. dollar reached highs of $1.34 and lows of $1.22 compared to the Euro, and as a result, an adverse or positive movement could increase our expenses. During the year ended December 31, 2012, the effect was minimal.

Credit Risk Exposure

We believe that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks. We are also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. As of December 31, 2012, those derivative instruments are in the counterparties’ favor. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern. As previously announced, due to the economic conditions and operational difficulties described elsewhere in this annual report, we entered into restructuring discussions with each of the lenders under the Financing Documents. As a result of such conditions, over a period of time, we defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we have restructured or obtained waivers of these defaults from each of the lenders under the Financing Documents, except for the credit facility with Piraeus Bank (CPB loan). To date, we continue to be in default in this facility, the 4.5% Note, the Portigon AG Credit Facility and the Mojave Finance Inc. Credit Facility. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “—Liquidity and Capital Resources” above for a discussion of our indebtedness and the defaults under the agreements governing such indebtedness and the status of our restructuring discussions.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

(a)	Disclosure Controls and Procedures

The Company’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2012. Based upon their evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2012.

Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO, and is effected by the Company’s Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company’s consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework”. As a result of this assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was not effective, due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified the following three material weaknesses:

(1)	We did not maintain sufficient accounting resources with adequate training in the application of GAAP commensurate with our financial reporting and the complexity of certain transactions related to our restructuring and entering into new business. Management evaluated the impact of this lack of sufficient technical accounting resources and has concluded that the resulting control deficiency constitutes a material weakness.

(2)	We did not have effective processes and controls to identify, capture and communicate relevant and financially significant information to the appropriate accounting personnel on a timely basis. This resulted in an ineffective system of internal controls over the Company’s financial statements closing process. This control deficiency created a reasonable possibility of a material misstatement to our significant accounts and disclosures and management concluded that it constitutes a material weakness.

(3)	We did not follow proper due diligence protocols when entering into transactions outside shipping. This control deficiency resulted in a material adjustment to our disclosures in the initial drafts of our financial statements. Management concluded that it constitutes a material weakness.

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

(d)	Changes in internal control over financial reporting

There were no changes in internal control over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

(e)	Remediation efforts and/or plans for the remediation

We have, and we plan to initiate the following corrective actions, which management believes are reasonably likely to remediate the material weaknesses identified above:

•	We are in the process of further enhancing our internal finance and accounting organizational structure and we have retained consultants with the necessary technical expertise.

•	We are in the process of enhancing the supervisory procedures to include additional levels and quality control reviews within the accounting and financing functions.

•	We are in the process of expanding and clarifying existing controls regarding accumulation of significant information and its dissemination to the accounting function, as well as creating checklists to ensure completeness, accuracy, and timeliness of such information.

•	We are in the process of expanding and clarifying existing controls regarding acquisitions outside the shipping business by creating detailed checklists that need to be followed before management enters in such transactions.

We are not in position at this time to assess if all of the above plans will be implemented and operate successfully by year-end.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have established an audit committee comprised of three members, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Market that are applicable to us. The members of the audit committee are Messrs. Spyros Gianniotis, Sae Jung Oh, and Panagiotis Skiadas. Mr. Gianniotis serves as the “audit committee financial expert” as defined in the instructions to Item 16A. in the Form 20-F.

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

Audit Fees

Our principal accountants for the fiscal years ended December 31, 2012, 2011 and 2010 were PricewaterhouseCoopers S.A. Our audit fees for 2012, 2011 and 2010 were €507,700, €414,000 and €378,000, respectively.

Audit-Related Fees

We did not incur audit-related fees for 2012, 2011 and 2010.

Tax Fees

We did not incur tax fees for 2012, 2011 or 2010.

All Other Fees

We did not incur any other fees for 2012, 2011 or 2010.

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

•	We have a board of directors with a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with NASDAQ corporate governance requirements. We are not required under Bermuda law to maintain a board of directors with a majority of independent directors, and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent directors.

•	We have a Governance and Nominating committee comprised of independent directors that is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to the board and board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bye-laws.

•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors at the first meeting of the board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

•	In lieu of obtaining shareholder approval prior to the issuance of securities, we were required to obtain the consent of the BMA as required by Bermuda law before we issued securities. If we choose to issue additional securities, we will not be required to obtain any further consent so long as our common shares are listed on an appointed stock exchange.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bermuda law. Consistent with Bermuda law, we will notify our shareholders of general meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bye-laws provide that shareholders must give us advance notice to properly introduce any business at an annual general meeting of the shareholders. Our bye-laws also provide that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

Item 16H.	Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States, and that is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Mine Safety and Health Act of 1977 (the “Mine Act”), are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2012, the Company was not an operator, nor did it have any subsidiary that was an operator, of a coal or other mine in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item, together with the related report of PricewaterhouseCoopers S.A. thereon, is filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Memorandum of Association of NewLead Holdings Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on September 30, 2009, and hereby incorporated by reference.)

1.2	Certificate of Incorporation on Change of Name (Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K, filed on January 8, 2010, and hereby incorporated by reference.)

1.3	Amended and Restated Bye-laws of the Company (Previously filed as Exhibit 3.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)

2.1	Indenture, dated as of October 13, 2009, between the Company and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formely, Marfin Egnatia Bank S.A.)) (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

2.2	Form of Note Purchase Agreement, dated October 13, 2009, among the Company, each of the purchasers listed on the signature thereto, and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formely, Marfin Egnatia Bank S.A.)) (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

2.3	Form of 7% Convertible Senior Note Due 2015, dated as of October 13, 2009, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

2.4	Warrant Certificate, dated October 13, 2009 from the Company to Investment Bank of Greece (Previously filed as Exhibit 99.8 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

2.5	Form of 4.5% Senior Convertible Note Due 2022, dated December 31, 2012, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on February 19, 2013, and hereby incorporated by reference.)

2.6	Note Purchase Agreement, dated February 4, 2013, between the Company and Good Faith Credit LLC.

2.7	$1.0 million Senior Convertible Promissory Note, dated February 5, 2013, made by the Company to Good Faith Credit LLC.

2.8	Form of $7.5 million Promissory Note, dated December 28, 2012, made by the Company.

2.9	Form of $2.0 million Promissory Note, dated December 28, 2012, made by the Company.

2.10	Form of $1.5 million Promissory Note, dated December 28, 2012, made by the Company.

2.11	Note Purchase Agreement, dated June 19, 2013, between the Company and Tiger Equity Partners Ltd.

2.12	$1.67 million Senior Convertible Promissory Note, dated June 19, 2013, made by the Company to Tiger Equity Partners Ltd.

4.1	Form of Equity Incentive Plan (Previously filed as Exhibit 10.6 to the Company’s 10.6 to the Company’s registration statement on Form F-1/A (Registration No. 333-124952) and hereby incorporated by reference.)

4.2	Amendment to Equity Incentive Plan (Previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)

4.3	Amendment to Equity Incentive Plan, dated October 14, 2010. (Previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.4	Amended and Restated 2005 Equity Incentive Plan (Previously filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed on December 22, 2011, and hereby incorporated by reference.)

4.5	Second Amended and Restated 2005 Equity Incentive Plan (Previously filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed on March 15, 2013, and hereby incorporated by reference.)

4.6	Employment Agreement, dated January 1, 2013, between the Company and Michail S. Zolotas.

4.7	Fifth Supplemental Agreement, dated June 11, 2008, between the Company and The Bank of Scotland relating to the Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed on June 30, 2008, and hereby incorporated by reference.)

4.8	Sixth Supplemental Agreement, dated June 24, 2009, between the Company and The Bank of Scotland relating to a Credit Agreement, dated April 3, 2006, among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009, and hereby incorporated by reference.)

4.9	$145 Million Convertible Bond Commitment Letter, dated July 15, 2009, between Investment Bank of Greece and the Company (Previously filed as Exhibit 99.F to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)

4.10	Financial Agreement, dated August 18, 2009, among Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formely, Marfin Egnatia Bank S.A.)), Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)

4.11	Registration Rights Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. and the Company (Previously filed as Exhibit 99.D to the Schedule 13D (Amendment No. 1) of Grandunion Inc. and Focus Maritime Corp., filed on October 22, 2009, and hereby incorporated by reference.)

4.12	Voting Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.B to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)

4.13	Lock-Up Agreement, dated September 16, 2009, among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.C to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)

4.14	Lock-Up Agreement, dated September 16, 2009, among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.D to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)

4.15	Lock-Up Agreement, dated September 16, 2009, between Grandunion Inc. and the Company (Previously filed as Exhibit 99.E to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)

4.16	Facility Agreement, dated October 13, 2009, among the Company, Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) (Previously filed as Exhibit 99.5 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

4.17	Warrant Purchase Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.6 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)

4.18	Warrant Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.7 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)

4.19	Warrant Agreement, dated January 1, 2013, between the Company and Cypress Camon Investment Management, LLC.

4.20	Amendment to Warrant Agreement, dated June 30, 2013, between the Company and Cypress Camon Investment Management, LLC.

4.21	Registration Rights Agreement, dated October 13, 2009, among Investment Bank of Greece, Focus Maritime Corp. and the Company (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)

4.22	Registration Rights Agreement, dated October, 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

4.23	Registration Rights Agreement, dated January 2, 2012, between NewLead Holdings Ltd. and S. Goldman Advisors. LLC (Previously filed as Exhibit 99.2 to the Schedule 13D of S. Goldman Advisors, LLC filed on December 23, 2010, and hereby incorporated by reference.)

4.24	Registration Rights Agreement, dated August 20, 2012, between the Company and Focus Maritime Corp.

4.25	Registration Rights Agreement, dated December 5, 2012, between the Company and Prime Shipping Holding Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on February 19, 2013, and hereby incorporated by reference.)

4.26	$80 Million Secured Senior and Junior Term Loan Facility Commitment Letter, dated February 19, 2009 between Bank of Scotland and the Company, as guarantor (Previously filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F, filed on March 18, 2010, and hereby incorporated by reference.)

4.27	Escrow Agreement, dated April 1, 2010, between the Company and Grandunion Inc. and Computershare Trust Company N.A. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.28	Registration Rights Agreement, dated April 1, 2010, between the Company and Grandunion Inc. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)

4.29	Second Supplemental Agreement, dated April 1, 2010, in relation to the Loan Agreement, dated November 10, 2006, between the Company and Commerzbank, for a loan facility of up to $18.0 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.30	Loan Agreement, dated March 19, 2008, between the Company and Piraeus Bank, for a loan of up to $76.0 million. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)

4.31	Second Supplemental Agreement, dated March 31, 2010, relating to the Loan Agreement dated March 19, 2008, between the Company and Piraeus Bank, for a loan of up to $76.0 million. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.32	Loan Agreement, dated March 31, 2010, between the Company and Piraeus Bank, for a loan of up to $21.0 million. (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.33	Financial Agreement dated March 31, 2010, between the Company and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formely, Marfin Egnatia Bank S.A.)), for a credit facility up to $35.0 million. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.34	Senior Facility Agreement dated April 15, 2010, among the Company, Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, for a loan up to $66.7 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.35	Junior Facility Agreement dated April 15, 2010, among the Company, Bank of Scotland and BTMU Capital Corporation for a loan up to $13.3 million. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.36	Supplemental Deed dated April 26, 2010, among the Company, Bank of Scotland plc and Nordea Bank Finland plc, relating to a $221.4 million term loan facility. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.37	Financial Agreement dated May 6, 2010, between the Company and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formely, Marfin Egnatia Bank S.A.)), for a credit facility up to $65.28 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.38	Loan Agreement, dated October 16, 2007, as novated, amended and restated March 31, 2010, between the Company and West LB, and as further novated, amended and restated on June 4, 2010, relating to a term loan facility of up to $27.5 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)

4.39	Loan Agreement dated July 2, 2010, with First Business Bank for a loan facility of up to $24.15 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)

4.40	Loan Agreement dated October 22, 2007, with EFG Eurobank for a loan facility of up to $32.0 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)

4.41	Third Supplemental Agreement dated July 9, 2010, relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)

4. 42	Fourth Supplemental Agreement dated August 13, 2010 relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)

4.43	Loan Agreement dated July 9, 2010, with DVB Bank, Nord LB and Emporiki Bank for a loan facility of up to $48.0 million. (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)

4.44	First Supplemental Agreement dated July 14, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)

4.45	Loan Agreement dated December 10, 2010, with Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formely, Marfin Egnatia Bank S.A.)), for a reducing revolving credit facility of up to $62.0 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)

4.46	Second Supplemental Agreement dated November 9, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)

4.47	Third Supplemental Agreement dated December 15, 2010, relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on January 11, 2011, and hereby incorporated by reference.)

4.48	Third Supplemental Agreement, dated November 5, 2010, in relation to the Loan Agreement, dated November 10, 2006, between the Company and Commerzbank, for a loan facility of up to $18.0 million. (Previously filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.49	First Supplemental Agreement, dated October 15, 2010, in relation to Loan Agreement with First Business Bank dated July 2, 2010, for a loan facility of up to $24.15 million. (Previously filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.50	Loan Agreement dated May 9, 2011, with First Business Bank for a loan facility of up to $12.0 million. (Previously filed as Exhibit 4.42 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.51	Second Supplemental Agreement, dated May 9, 2011, in relation to the Loan Agreement dated July 2, 2010, with First Business Bank, for a loan facility of up to $24.15 million. (Previously filed as Exhibit 4.43 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.52	Fifth Supplemental Agreement dated October 15, 2010, relating to the $32.0 million loan facility with EFG Eurobank. (Previously filed as Exhibit 4.45 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.53	Amendment to Escrow Agreement, dated July 2, 2010, between the Company and Grandunion Inc. and Computershare Trust Company N.A. (Previously filed as Exhibit 4.46 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.54	Bareboat Agreement, dated November 23, 2010, between Grand Rodosi Inc. and Prime Hill Maritime Ltd. (Previously filed as Exhibit 4.47 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.55	Bareboat Agreement, dated November 23, 2010, between Australia Holdings Ltd. and Prime Mountain Maritime Ltd. (Previously filed as Exhibit 4.48 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.56	Bareboat Agreement, dated November 23, 2010, between Brazil Holdings Ltd. and Prime Hill Maritime Ltd. (Previously filed as Exhibit 4.49 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.57	Bareboat Agreement, dated November 23, 2010, between China Holdings Ltd. and Prime Time Maritime Ltd. (Previously filed as Exhibit 4.50 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.58	Shares Issuance Agreement, dated January 20, 2011, between the Company and Lemissoler Corporate Management Ltd. (Previously filed as Exhibit 4.51 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.59	Bareboat Agreement, dated June 8, 2011, between Curby Navigation Ltd. and Endurance Shipping LLC. (Previously filed as Exhibit 4.52 to the Company’s Annual Report on Form 20-F, filed on June 30, 2011, and hereby incorporated by reference.)

4.60	Charge and Assignment, dated November 28, 2012, between Brazil Holdings Limited and Prime Lake Shipping Ltd. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on February 19, 2013, and hereby incorporated by reference.)

4.61	Stipulation of Settlement Agreement, dated March 22, 2013, between the Company and Hanover Holdings I, LLC (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on April 5, 2013, and hereby incorporated by reference.)

4.62	Order Approving Fairness, dated April 5, 2013 (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on April 5, 2013, and hereby incorporated by reference.)

4.63	Stipulation of Settlement Agreement, dated June 24, 2013, between the Company and Hanover Holdings I, LLC (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on July 10, 2013, and hereby incorporated by reference.)

4.64	Order Approving Fairness, dated July 9, 2013 (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on July 10, 2013, and hereby incorporated by reference.)

4.65	Supplemental Agreement, dated March 28, 2013, relating to the Loan Agreement with Portigon AG, London Branch (formerly West LB AG, London Branch), dated October 16, 2007, as novated, amended and restated March 31, 2010 and June 4, 2010, relating to a term loan facility of up to $27.5 million.

4.66	Fee Agreement, dated March 28, 2013, with Portigon AG, London Branch.

4.67	Loan Agreement, dated April 10, 2012, with Mojave Finance Inc. for a facility of $3.0 million.

4.68	Pledge Agreement, dated April 11, 2012, made by the Company to Mojave Finance Inc.

4.69	Amendment to the Loan Agreement, dated July 9, 2012, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, for a facility of $3.0 million.

4.70	Second Amendment to the Loan Agreement, dated January 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012, for a facility of $3.0 million.

4.71	Third Amendment to the Loan Agreement, dated July 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012 and as further amended January 9, 2013, for a facility of $3.0 million.

4.72	Loan Agreement, dated March 8, 2013 between New Lead JMEG LLC and Oppenheim Capital Ltd. for a facility of $1.35 million.

4.73	Amended and Restated Registration Rights Agreement, dated April 10, 2013, by and between the Company and Piraeus Bank A.E.

4.74	Business Agreement Relating to the Five Mile and Elk Valley Property, dated December 18, 2012, by and between, among others, the Company, Cypress Camon Energy, LLC and Cypress Camon Investment Management, LLC.

4.75	Asset Purchase Agreement, dated June 13, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC.

4.76	Amendment to Asset Purchase Agreement, dated October 15, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC.

4.77	Second Amendment to the Asset Purchase Agreement, dated November 6, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC.

4.78	Asset Purchase Agreement, dated as of May 10, 2012, between Williams Industries, LLC and Kentucky Fuel Corporation.

4.79	Third Amendment to the Asset Purchase Agreement, dated November 6, 2012, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc.

4.80	Fourth Amendment to the Asset Purchase Agreement, dated February 12, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc.

4.81	Fifth Amendment to the Asset Purchase Agreement, dated March 18, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc.

4.82	Amended and Restated Forbearance Agreement, effective March 18, 2013, between the Company and Kentucky Fuel Corporation.

4.83	Amended and Restated Forbearance Agreement, effective March 18, 2013, by and between the Company and Williams Industries, LLC.

4.84	Assignment Agreement: Five Mile, dated December 21, 2012, between Cypress Camon Energy, LLC and the Company.

4.85	Asset Purchase and Sale Agreement, effective April 27, 2012, between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC.

4.86	Reinstatement and Amendment to Asset Purchase and Sale Agreement, dated November 27, 2012, by and between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC.

4.87	Second Reinstatement and Amendment to Asset Purchase and Sale Agreement, dated March 14, 2013, by and between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC.

4.88	Assignment Agreement: Elk Valley, dated December 21, 2012, between Cypress Camon Energy, LLC and the Company.

8.1	List of Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer.

13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.1	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements as blocks of text. *

*	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries (the “Company”) at December 31, 2012 and December 31, 2011 and the results of their operations and their cash flows for the three years ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece.

August 30, 2013

NEWLEAD HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share amounts)

		As of December 31,	As of December 31,
	Note	2012	2011

ASSETS
Current assets
Cash and cash equivalents		$1,043	$5,119
Restricted cash	8	1,311	250
Trade receivables, net		3,586	12,522
Other receivables		4,980	3,398
Due from related parties		5	82
Inventories		81	1,686
Prepaid expenses		646	2,520
Backlog asset	9	-	2,404
Deferred charges, net	12	573	5,742
Total current assets		12,225	33,723
Restricted cash	8	31	31
Investments in Joint Ventures	6	1,040	-
Vessels under construction	10	-	7,055
Advance for acquisition of coal property	5	11,000	-
Assets held for sale	11	-	86,082
Vessels and other fixed assets, net	11	37,503	269,519
Backlog asset	9	-	342
Total non-current assets		49,574	363,029
Total assets		$61,799	$396,752

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	15	$78,739	$339,722
Accounts payable, trade	13	13,434	38,927
Senior convertible notes, net	16	62,552	53,391
Accrued liabilities	14	10,660	32,489
Capital lease obligations	17	-	107,527
Promissory notes payable	5	11,000	-
Deferred income		-	2,111
Derivative financial instruments	20	767	8,808
Due to related parties		90	445
Due to managing agent		184	184
Total current liabilities		177,426	583,604
Non-current liabilities
Unearned profit	17	-	9,083
Deferred income		-	800
Other non-current liabilities		-	5,699
Total non-current liabilities		-	15,582
Total liabilities		177,426	599,186
Commitments and contingencies	21
Shareholders’ equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued		-	-
Common Shares, $0.01 par value, 1 billion shares authorized, 397.1 million and 7.8 million shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively		3,971	79
Additional paid-in capital		696,796	209,956
Accumulated deficit		(815,031)	(412,469)
Total NewLead Holdings’ shareholders’ deficit		(114,264)	(202,434)
Noncontrolling interest	6	(1,363)	-
Total shareholders’ equity		(115,627)	(202,434)
Total liabilities and shareholders’ equity		$61,799	$396,752

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	Note	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
OPERATING REVENUES		$8,928	$12,220	$17,438
EXPENSES:
Commissions		(107)	(150)	(436)
Voyage expenses		(158)	(146)	(4,799)
Vessel operating expenses		(3,266)	(2,928)	(9,714)
General and administrative expenses		(8,249)	(16,521)	(15,311)
Depreciation and amortization expenses		(6,564)	(8,180)	(4,237)
Impairment losses	3, 7, 9, 10, 11, 21	(7,054)	(83,950)	(39,515)
Gain on sale of vessels, net	11	-	-	1,168
Management fees		-	-	(715)
		(25,398)	(111,875)	(73,559)
Operating loss from continuing operations		(16,470)	(99,655)	(56,121)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	15	(86,549)	(22,672)	(18,550)
Loss on extinguishment of convertible notes		(293,109)	-	-
Interest income		-	68	532
Other (expense) / income, net		(3,528)	(1,457)	1
Change in fair value of derivatives	20	-	-	1,592
Total other expenses, net		(383,186)	(24,061)	(16,425)
Loss before equity in net earnings in Joint Ventures		(399,656)	(123,716)	(72,546)
Loss from investments in Joint Ventures	6	(2,469)	-	-
Loss from continuing operations		(402,125)	(123,716)	(72,546)
Loss from discontinued operations	24	(1,800)	(166,679)	(13,803)
Net loss		(403,925)	(290,395)	(86,349)
Less: Net loss attributable to the noncontrolling interest	6	1,363	-	-
Net loss attributable to NewLead Holdings’ Shareholders		$(402,562)	$(290,395)	$(86,349)
Loss per share:
Basic and diluted
Continuing operations		$(2.50)	$(16.69)	$(10.42)
Discontinued operations		$(0.01)	$(22.49)	$(1.99)
Total		$(2.51)	$(39.18)	$(12.41)
Weighted average number of shares:
Basic and diluted		160,921,728	7,411,600	6,958,903

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts expressed in thousands of U.S. dollars except share amounts)

	Note	Common Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total NewLead Holdings’ Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
Balance at January 1, 2010		6,615	$67	$196,317	$(35,725)	$160,659	$-	$160,659
Net loss		-	-	-	(86,349)	(86,349)	-	(86,349)
Issuance of common shares	18, 19	13	0	-	-	0	-	0
Shares issued for business acquisition	5, 19	700	7	5,203	-	5,210	-	5,210
Issuance of warrants	12, 20	-	-	4,081	-	4,081	-	4,081
Share-based compensation	18	-	-	2,680	-	2,680	-	2,680
Balance at December 31, 2010		7,328	$74	$208,281	$(122,074)	$86,281	$-	$86,281
Net loss		-	-	-	(290,395)	(290,395)	-	(290,395)
Issuance of common shares	18, 19	37	0	87	-	87	-	87
Share-based compensation	18	473	5	1,588	-	1,593	-	1,593
Balance at December 31, 2011		7,838	$79	$209,956	$(412,469)	$(202,434)	$-	$(202,434)
Net loss		-	-	-	(402,562)	(402,562)	(1,363)	(403,925)
Issuance of common shares	18, 19	731	7	1,017	-	1,024	-	1,024
Issuance of common shares - settlement of liabilities	19	385,305	3,853	482,432	-	486,285	-	486,285
Issuance of warrants	12, 20	-	-	1,015	-	1,015	-	1,015
Share-based compensation	18	3,245	32	2,376	-	2,408	-	2,408
Balance at December 31, 2012		397,119	$3,971	$696,796	$(815,031)	$(114,264)	$(1,363)	$(115,627)

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2010
OPERATING ACTIVITIES:
Net loss	$(403,925)	$(290,395)	$(86,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,989	36,945	30,028
Impairment losses	7,054	234,109	39,515
Provision for doubtful receivables	618	243	316
Amortization and write-off of deferred financing costs	5,733	7,930	3,728
Amortization of deferred charter revenue	-	(568)	(3,194)
Amortization of backlog asset	1,603	8,697	13,890
Amortization of the beneficial conversion feature	71,561	8,161	5,942
Change in fair value of derivative financial instruments	(564)	(1,153)	(8,449)
Gain on disposal of vessels and release of debt (non-cash)	(33,005)	-	-
Payments for dry-docking / special survey costs	(985)	(6,650)	(3,548)
Share-based compensation	2,412	1,582	2,680
Warrants compensation expense	1,015	-	-
Loss on equity settlement	342,985	-	-
Discounts from suppliers	(1,355)	-	-
Gain on sale of vessels	(16,258)	(13,363)	(938)
Loss from investments in Joint Ventures	2,469	-	-
(Increase) decrease in:
Trade receivables	8,127	(6,740)	(927)
Other receivables	(1,583)	(1,211)	676
Inventories	1,389	1,300	617
Prepaid expenses	1,208	(611)	700
Due from/to managing agent	-	489	(2,712)
Due from/to related parties	275	330	(668)
Increase (decrease) in:
Accounts payable, trade	(2,866)	5,344	(823)
Accrued liabilities	(70)	11,638	(938)
Deferred income	(2,911)	834	769
Net cash used in operating activities	(11,084)	(3,089)	(9,685)
INVESTING ACTIVITIES:
Vessel acquisitions	-	(23,863)	(1,601)
Vessels under construction	(185)	(89,364)	(45,126)
Advances for vessel acquisition	-	-	(3,177)
Joint Ventures	(2,486)	-	-
Restricted cash for vessel installment payments	-	11,033	(11,033)
Cash acquired through business acquisition, net of cash paid	-	-	1,561
Cash surrendered through subsidiaries’ foreclosure	(665)	-	-
Other fixed asset acquisitions	-	(190)	(76)
Proceeds from the sale of vessels	85,172	32,772	37,263
Net cash provided by / (used in) investing activities	81,836	(69,612)	(22,189)
FINANCING ACTIVITIES:
Principal repayments of long-term debt	(76,203)	(94,879)	(482,243)
Proceeds from long-term debt	3,000	51,318	419,445
Restricted cash for debt repayment	(1,061)	31,992	(21,038)
Proceeds from the sale and leaseback of vessels	-	26,600	86,800
Capital lease payments	-	(4,040)	(1,833)
Payments for deferred charges	(564)	(702)	(7,982)
Proceeds from issuance of common shares	-	-	1
Net cash (used in) / provided by financing activities	(74,828)	10,289	(6,850)
Net decrease in cash and cash equivalents	(4,076)	(62,412)	(38,724)
Cash and cash equivalents
Beginning of year	5,119	67,531	106,255
End of period	$1,043	$5,119	$67,531
Supplemental Cash Flow information:
Interest paid, net of capitalised interest	$7,875	$30,642	$23,684
Issuance of common shares for business combination	$-	$-	$5,210
Issuance of common shares for investment in Joint Ventures	$1,024	$-	$-
Release of liabilities for vessels under construction	$9,179	$-	$-
Release of debt related to vessels under construction	$5,492	$-	$-
Disposal of vessels applied to related debt	$105,498	$-	$-
Disposal of vessels applied to capital lease obligations	$30,481	$-	$-
Issuance of common shares for settlement of 7% Notes	$138,111	$-	$-
Capital lease obligations settled with common shares and 4.5% convertible note	$58,057	$-	$-
Release of purchase option liabilities	$2,194	$-	$-
Assets and liabilities disposed of by foreclosure:
- Vessels	$93,993	$-	$-
- Long-term debt	$76,836	$-	$-
- Capital lease obligations	$26,301	$-	$-
- Disposed other assets / liabilities, net	$12,546	$-	$-
Issuance of common shares to settle accounts payable	$11,694	$-	$-
Issuance of warrants for deferred charges	$-	$-	$957
Assets disposed in connection with assumed acquisitions	$-	$-	$8,501
Assets acquired and liabilities assumed under asset acquisitions:
- Acquired advances for vessels under construction	$-	$-	$29,315
- Vessels and other fixed assets, net acquired	$-	$-	$81,110
- Long-term debt assumed	$-	$-	$118,868
Acquired other assets / liabilities, net	$-	$-	$40,098
Assets acquired and liabilities assumed under business acquisitions:
- Vessels and other fixed assets, net acquired	$-	$-	$143,808
- Long-term debt assumed	$-	$-	$154,475
- Other assets and liabilities, net acquired	$-	$-	$36
Progress payment payable for vessels under construction	$-	$8,873	$-
Sale of vessels applied to related debt	$-	$64,532	$-

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

1. DESCRIPTION OF BUSINESS

NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005.

NewLead has historically been an international shipping company, and is now an international, vertically integrated shipping and commodity company. As of December 31, 2012, the Company owns two dry bulk vessels and manages two double-hulled product tankers owned by third parties. NewLead’s principal activity is the ownership and operation of dry bulk vessels and the operation of product tankers owned by third parties that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide. In addition, under specific management agreements, the Company performs part of the commercial, the technical and the operational management of vessels owned by a third party.

In April 2012, a wholly-owned U.S. subsidiary of the Company entered into a joint venture agreement with J Mining & Energy Group to purchase thermal coal (used in power plants for electricity generation) located in Kentucky, USA. The joint venture has entered into agreements to purchase certain quantities of thermal coal with specified minimum qualities (after processing at the mine by the mine operator) over a five-year period. The Company expects to market and distribute the thermal coal to end users or distributors, located primarily in Asia, and transport it using the Company’s vessels. In connection with entering into the joint venture arrangement, the Company’s U.S. subsidiary was converted from a Delaware limited liability company into a Delaware corporation and its name was changed from NewLead Holdings (US) LLC to NewLead Holdings (US) Corp. In addition, in April 2012, NewLead entered into an agreement for the establishment of a new entity, NewLead Mojave Holdings LLC. The Company contributed to the capital of the new entity 100% of NewLead Holdings (US) Corp. share capital, while Mojave Finance Inc. agreed to make available a loan of $3,000 to NewLead Holdings (US) Corp. The Company controls 52% of NewLead Mojave Holdings LLC.

Up to the date of issuance of these financial statements, the Company has completed the negotiations with its lenders under the Financing Documents (as defined below) regarding the terms of the Restructuring Proposal (as defined below) presented on November 8, 2011 and finalized the satisfaction and release of the Company’s obligations under certain of its debt agreements and the amendment of the terms of certain other debt agreements. As part of the restructuring efforts, the Company has sold vessels as part of the arrangements with its lenders to reduce and discharge the Company’s obligations. During 2011 and up to the date of issuance of these financial statements, the Company has sold, disposed of or handed control over to its lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring plan. To the extent that the Company has sold vessels, the sale proceeds have been used to repay the related debt. See Notes 10, 11, 15, 16, 17 and 25 for a detailed description of certain recent developments relating to the restructuring plan.

In connection with the 2009 recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009, between the Company and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (as the successor of Cyprus Popular Bank)”), and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. (“Focus”) as purchasers. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s Chairman and Chief Executive Officer, converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. In connection with the Company’s debt restructuring, on July 2, 2012, the Company entered into an agreement with Focus for the conversion of its remaining $124,900 of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus as an inducement for the conversion, into approximately 264.9 million common shares of the Company. Under the agreement, the Company may not allow debt to equity conversions on more favorable terms to other debtors. As of December 31, 2012, Investment Bank of Greece retained $100 outstanding principal amount of the 7% Notes. The Investment Bank of Greece was also granted warrants to purchase up to 416,667 common shares of the Company at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company (refer to Note 16). As a result of this conversion, Focus, as at December 31, 2012, owned approximately 67% of the Company’s outstanding common shares.

Newlead Shipping S.A. (“Newlead Shipping”) is an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry resulting in the Company discontinuing the outsourcing of such services. Newlead Shipping holds the following accreditations:

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

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

Going concern

The Company has experienced losses, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, which has affected, and which is expected to continue to affect, its ability to satisfy its obligations, despite the Restructuring and the new business arrangements set forth in Note 25 “Subsequent events”. Charter rates for bulkers have experienced a high degree of volatility. Charter hire rates for bulkers continue to be at historical lows.

In connection with the Company’s acquisition of ownership and mineral rights to approximately 7,695 acres of land in Kentucky, USA (the “Kentucky property”), on December 28, 2012, the Company issued promissory notes to RJLT Investments LLC, Williams Industries LLC (“Williams”) and Kentucky Fuel Corporation (“Kentucky”) in the amounts of $1,500, $2,000 and $7,500, respectively, payable in their entirety on January 29, 2013. The Company issued the promissory notes to help facilitate the sale of the Kentucky property from Kentucky to Williams, as the Company has agreed to acquire the Kentucky property from Williams on a closing date subsequent to December 31, 2012. The promissory notes that were issued on December 28, 2012 in the amount of $11,000 are reflected under Promissory notes payable in the consolidated balance sheet. Due to lack of financing, the Company has been unable to meet its obligations and is currently in default under such agreements. To date, the noteholders have not initiated any actions against the Company based upon the continuing defaults. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable for damages and for any and all amounts owed.

In addition, in connection with the Company’s acquisition of ownership and leasehold interests in 18,335 acres in Tennessee, USA (the “Tennessee property”), the Company is required to pay $55,000 ($30,000 was payable on or before February 15, 2013 and $25,000 payable on or before February 15, 2014.) Under the terms of the agreements governing the acquisition, the Company has also agreed to take all reasonable steps to secure financing to close the transaction as soon as possible, and will set a closing date as soon as practicable following a secure commitment of financing, but in any case before the end of the first year following the first lease payment under the agreements. Pursuant to the terms of the agreements, since the transaction has not closed by July 15, 2013, the remaining lease payments will now bear interest at a rate of 6% per annum, payable on the 15th date of each month, until closing occurs. Should closing not occur on or before March 15, 2014, the agreements shall terminate and be of no further force or effect. The Company has been unable to meet the obligations under the agreements, is currently in default under such agreements and no longer has the right to utilize the property. To date, the sellers have not initiated any actions against the Company based upon such continuing defaults. Because the Company has defaulted under the terms of agreements, in June 2013 the Company assigned all rights under permits, mining contracts or other mining assets on the property back to seller. While the Company intends to secure the financing to satisfy the agreements, there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable to the parties for damages or any and all amounts owed under the agreements, which may adversely affect its business.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Furthermore, due to its economic conditions and operational difficulties, the Company entered into restructuring discussions with the lenders under the facility and credit agreements set forth in Note 15 (Long Term Debt) sections (a) through (h), the holders of the 7% Notes set forth in Note 16 and the counterparties to the Company’s capital leases set forth in Note 17 (Capital Lease Obligations) (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, the Company appointed Moelis & Company (“Moelis”) to act as its financial advisors in respect of an overall restructuring proposal with respect to the Financing Documents. On November 8, 2011, the Company and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The Company has been engaged in negotiations with its lenders under the Financing Documents regarding the terms of the Restructuring Proposal and as of the date of issuance of this report has completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation (all references to the Lemissoler Maritime Company W.L.L. Capital Lease Obligation refer to the agreement entered into with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, the four affiliate companies of Lemissoler Maritime Company W.L.L., in November 2010, for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi) and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, final payment of outstanding fees. However, the Company was not able to restructure the credit facility with Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”). Due to the recent economic conditions of the country of Cyprus and the recent acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank A.E. (“Piraeus Bank”), the Company’s restructuring efforts with Piraeus Bank (CPB loan) have experienced difficulties and, as a result, have been delayed. Due to these difficulties, the Company has chosen to treat its negotiations with Piraeus Bank (CPB loan) separately from its restructuring efforts with its other lenders.The Company remains in restructuring negotiations with Piraeus Bank (CPB loan) outside of the Restructuring Proposal. In addition, while the Company has completed its restructuring efforts with the lenders under the Syndicate Facility Agreement, it continues to have an outstanding liability of $129 under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, the Company has nevertheless not been formally discharged and released of any and all of its obligations in respect of the Syndicate Facility Agreement due to this outstanding liability. See also Note 25 for a discussion of the recent developments relating to the Company’s restructuring negotiations.

As a further result of the economic conditions and operational difficulties set out above, as of December 31, 2012, the Company was also in default under its credit agreements with Piraeus Bank (CPB loan), Portigon AG, Piraeus Bank and the 4.5% Senior Convertible Note due in 2022 issued to Prime Shipping Holding Ltd (“Prime”) (an affiliate of Lemissoler Maritime Company W.L.L. (“Lemissoler”)) (“4.5% Note”) (refer to Note 17), in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions), as those credit facilities had not yet been restructured and discharged. To date, the Company continues to be in default under the Piraeus Bank (CPB loan) Credit Facility, the 4.5% Note, the Portigon AG Credit Facility, and the Mojave Finance Inc. Credit Facility. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all.

Although the Restructuring reduced the Company’s outstanding debt obligations, the Company issued significant additional common shares which diluted its existing shareholders and such additional issuances, individually or in the aggregate, significantly impacted the trading price of the Company’s common shares and may also impact its continued listing on NASDAQ.

As a result of the restructuring process, it will be difficult for the Company to incur additional debt on commercially reasonable terms, even if the Company is permitted to do so under its debt agreements. This may limit the ability of the Company to pursue activities that its management considers to be beneficial to it, which may further impair its financial condition.

All of the above raise substantial doubt regarding the Company’s ability to continue as a going concern.

Long-term debt and the 4.5% Note have been classified as current liabilities due to covenant violations. The covenant violations in long-term debt give lenders the right to call the debt at the balance sheet date, absent waivers. Accordingly, as of December 31, 2012, the Company has reclassified all of its long term debt and 4.5% Note as current liabilities in its consolidated balance sheet, since it has not received waivers in respect of the covenants that were breached at such time. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

2. SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

NewLead’s subsidiaries included in these consolidated financial statements were as follows:

		Country of		Statement of operations
Company Name		Incorporation	Nature / Vessel Name	2012	2011	2010
1	Land Marine S.A.	Marshall Islands	Dissolved (1)	—	—	1/1/2010 — 9/15/2010

2	Rider Marine S.A.	Marshall Islands	Dissolved (2)	—	—	1/1/2010 — 4/22/2010

3	Ostria Waves Ltd.	Marshall Islands	Dissolved (3)	—	—	1/1/2010 — 9/7/2010

4	Altius Marine S.A.	Marshall Islands	Vessel owning company (4)	—	1/1/2011 — 12/22/2011	1/1/2010 — 12/31/2010

5	Fortius Marine S.A.	Marshall Islands	Vessel owning company (4)	—	1/1/2011 — 12/22/2011	1/1/2010 — 12/31/2010

6	Ermina Marine Ltd.	Marshall Islands	Vessel owning company (5)	—	—	1/1/2010 — 9/7/2010

7	Chinook Waves Corporation	Marshall Islands	Vessel owning company (6)	—	—	1/1/2010 — 4/15/2010

8	Compass Overseas Ltd.	Bermuda	Vessel owning company (7)	1/1/2012 — 1/31/2012	1/1/2011 — 12/31/2011	1/1/2010 — 12/31/2010

9	Compassion Overseas Ltd.	Bermuda	Vessel owning company (7)	1/1/2012 — 1/31/2012	1/1/2011 — 12/31/2011	1/1/2010 — 12/31/2010

10	Australia Holdings Ltd.	Liberia	Vessel owning company (8)	1/1/2012 — 1/31/2012	1/1/2011 — 12/31/2011	1/1/2010 — 12/31/2010

11	Brazil Holdings Ltd.	Liberia	Vessel owning company (9)	1/1/2012 — 3/19/2012	1/1/2011 — 12/31/2011	1/1/2010 — 12/31/2010

12	China Holdings Ltd.	Liberia	Vessel owning company (10)	1/1/2012 — 2/11/2012	1/1/2011 — 12/31/2011	1/1/2010 — 12/31/2010

13	Curby Navigation Ltd.	Liberia	Foreclosed (11)	1/1/2012 — 3/14/2012	6/13/2011 — 12/31/2011	—

14	Newlead Victoria Ltd.	Liberia	M/V Newlead Victoria	1/1/2012 — 12/31/2012	1/1/2011 — 12/31/2011	4/1/2010 — 12/31/2010

15	Grand Venetico Inc.	Marshall Islands	Vessel owning company (12)	1/1/2012 — 5/8/2012	1/1/2011 — 12/31/2011	4/1/2010 — 12/31/2010

16	Grand Oceanos Inc.	Liberia	Vessel owning company (13)	1/1/2012 — 1/11/2012	1/1/2011 — 12/31/2011	4/1/2010 — 12/31/2010

17	Grand Rodosi Inc.	Liberia	Vessel owning company (14)	1/1/2012 — 2/7/2012	1/1/2011 — 12/31/2011	4/1/2010 — 12/31/2010

18	Challenger Enterprises Ltd.	Liberia	Vessel owning company (15)	1/1/2012 — 7/19/2012	1/1/2011 — 12/31/2011	4/1/2010 — 12/31/2010

19	Crusader Enterprises Ltd.	Liberia	Vessel owning company (15)	1/1/2012 — 7/27/2012	1/1/2011 — 12/31/2011	4/1/2010 — 12/31/2010

20	Newlead Shipping S.A.	Panama	Management company	—	—	—

21	Newlead Bulkers S.A.	Liberia	Management company	—	—	—

22	Santa Ana Waves Corporation	Marshall Islands	Dissolved (16)	—	—	—

23	Makassar Marine Ltd.	Marshall Islands	Dissolved (17)	—	—	1/1/2010 — 1/7/2010

24	Seine Marine Ltd.	Marshall Islands	Dissolved (18)	—	—	1/1/2010 — 1/20/2010

25	Vintage Marine S.A.	Marshall Islands	Dissolved (19)	—	—	—

26	Jubilee Shipholding S.A.	Marshall Islands	Dissolved (19)	—	—	—

27	Olympic Galaxy Shipping Ltd.	Marshall Islands	Dissolved (20)	—	—	—

28	Dynamic Maritime Co.	Marshall Islands	Dissolved (20)	—	—	—

29	AMT Management Ltd.	Marshall Islands	Management company	—	—	—

30	NewLead Holdings (US) Corp. (ex NewLead Holdings (ex Aries Maritime) (US) LLC)	United States of America	Operating company (21)	—	—	—

31	Abroad Consulting Ltd.	Marshall Islands	Dissolved (22)	—	—	—

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

		Country of		Statement of operations
Company Name		Incorporation	Nature / Vessel Name	2012	2011	2010
32	Leading Marine Consultants Inc.	Marshall Islands	Operating company	—	—	—

33	Ayasha Trading Corporation	Liberia	Foreclosed (23)	1/1/2012 — 2/24/2012	1/1/2011 — 12/31/2011	12/3/2010 — 12/31/2010

34	Bethune Properties S.A.	Liberia	Foreclosed (24)	1/1/2012 — 2/24/2012	11/10/2011 — 12/31/2011	—

35	Grand Esmeralda Inc.	Liberia	Vessel owning company (25)	1/1/2012 — 2/16/2012	1/1/2011 — 12/31/2011	7/9/2010 — 12/31/2010

36	Grand Markela Inc.	Liberia	M/V Newlead Markela	1/1/2012 — 12/31/2012	1/1/2011 — 12/31/2011	7/2/2010 — 12/31/2010

37	Grand Spartounta Inc.	Marshall Islands	Vessel owning company (26)	—	1/1/2011 — 9/13/2011	7/2/2010 — 12/31/2010

38	Newlead Progress Inc.	Marshall Islands	Dormant company	—	—	—

39	Newlead Prosperity Inc.	Marshall Islands	Vessel owning company (26)	—	1/1/2011 — 9/20/2011	10/1/2010 — 12/31/2010

40	Grand Affection S.A.	Marshall Islands	Vessel owning company (27)	1/1/2012 — 3/26/2012	7/28/2011 — 12/31/2011	—

41	Grand Affinity S.A.	Marshall Islands	Hull owning company (28)	—	—	—

42	Newlead Stride Inc.	Marshall Islands	Dissolved (20)	—	—	—

43	Grand Victoria Pte Ltd.	Singapore	Dormant company	—	—	—

44	Newlead Bulker Holdings Inc.	Marshall Islands	Sub-holding company	—	—	—

45	Newlead Tanker Holdings Inc.	Marshall Islands	Sub-holding company	—	—	—

46	Mote Shipping Ltd.	Malta	Dissolved (20)	—	—	—

47	Statesman Shipping Ltd.	Malta	Dissolved (29)	—	—	—

48	Trans Continent Navigation Ltd.	Malta	Dormant company	—	—	—

49	Trans State Navigation Ltd.	Malta	Dormant company	—	—	—

50	Bora Limited	British Virgin Islands	Vessel owning company	—	—	—

51	Newlead Trading Inc.	Liberia	Trading company (30)	—	—	—

52	New Lead JMEG LLC	United States of America	Trading company (31)	—	—	—

53	Newleadjmeg Inc.	Marshall Islands	Dormant company (32)	—	—	—

54	NewLead Mojave Holdings LLC	United States of America	Operating company (33)	—	—	—

55	Ocean Hope Shipping Ltd.	Malta	Dormant company	—	—	—

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

1)	M/T High Land was sold and delivered to its new owners on September 15, 2010. The shipowning company was dissolved on September 21, 2011.

2)	M/T High Rider was sold and delivered to its new owners on April 22, 2010. The shipowning company was dissolved on September 21, 2011.

3)	M/T Ostria was sold and delivered to its new owners on September 7, 2010. The shipowning company was dissolved on September 21, 2011.

4)	M/T Newlead Avra and M/T Newlead Fortune were sold and delivered to their new owners on December 22, 2011.

5)	M/T Nordanvind was sold and delivered to its new owners on September 7, 2010.

6)	M/T Chinook was sold and delivered to its new owners on April 15, 2010.

7)	M/T Newlead Compass and M/T Newlead Compassion were sold and delivered to their new owners on January 31, 2012.

8)	M/V Australia was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on January 31, 2012.

9)	M/V Brazil was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on March 19, 2012.

10)	M/V China was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on February 11, 2012.

11)	On March 14, 2012, the lessor foreclosed on M/V Newlead Endurance. Refer to Note 17 for more details. Newlead Bulkers had the commercial, technical and operational management of the vessel until March 31, 2012.

12)	M/V Newlead Venetico was sold and delivered to its new owners on May 8, 2012.

13)	M/V Grand Ocean was sold and delivered to its new owners on January 11, 2012.

14)	M/V Grand Rodosi was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on February 7, 2012.

15)	M/T Hiona and M/T Hiotissa were sold and delivered to their new owners on July 19, 2012 and July 27, 2012, respectively. After these dates, Newlead Shipping continued to have part of the commercial, technical and operational management of these vessels. On February 25, 2013, the Company received notices of redelivery and termination, which were effected during June 2013, pursuant to the terms of the management agreements governing such services.

16)	The company was dissolved on November 9, 2010.

17)	M/V Saronikos Bridge was sold and delivered to its new owners on January 7, 2010. The shipowning company was dissolved on July 28, 2011.

18)	M/V MSC Seine was sold and delivered to its new owners on January 20, 2010. The shipowning company was dissolved on July 28, 2011.

19)	These shipowning companies were dissolved on September 21, 2011.

20)	Olympic Galaxy Shipping Ltd. and Dynamic Maritime Co. were dissolved on July 28, 2011. Newlead Stride Inc. was dissolved on November 22, 2011. Mote Shipping Ltd. was dissolved on August 5, 2011.

21)	The Company controls 52% of NewLead Holdings (US) Corp. through NewLead Mojave Holdings LLC.

22)	The company was dissolved on June 15, 2010.

23)	On February 24, 2012, the lender foreclosed on the shares of Ayasha Trading Corporation (owner of M/V Newlead Tomi). Newlead Bulkers had the commercial, technical and operational management of the vessel until April 18, 2012. Refer to Note 15 for more details.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

24)	On February 24, 2012, the lender foreclosed on the shares of Bethune Properties S.A. (owner of M/V Newlead Gujarat). Newlead Bulkers had the commercial, technical and operational management of the vessel until May 21, 2012. Refer to Note 15 for more details.

25)	M/V Newlead Esmeralda was sold and delivered to its new owners on February 16, 2012.

26)	M/V Newlead Spartounta and M/V Newlead Prosperity were sold and delivered to their new owners on September 13, 2011 and September 20, 2011, respectively. Refer to Note 11 for more details.

27)	On July 28, 2011, Hull 4023, named Navios Serenity, was delivered from a Korean shipyard. On March 26, 2012, M/V Navios Serenity was sold and delivered to its new owners.

28)	On May 22, 2012, the Shipbuilding Contract for Hull 4029 with SPP Shipbuilding Co. Ltd.was terminated. Refer to Note 10 for more details.

29)	The company was dissolved on August 5, 2011.

30)	Newlead Trading Inc. was established on July 1, 2011 as a joint venture between the Company and a third party. The Company owns 50% of the shares of Newlead Trading Inc. No operations have taken place by this entity.

31)	New Lead JMEG LLC was established on April 11, 2012 as a joint venture between the Company and J Mining & Energy Group. The Company has joint control with J Mining & Energy Group of New Lead JMEG LLC.

32)	Newleadjmeg Inc. was established on February 23, 2012. The Company owns 50% of the shares of Newleadjmeg Inc. No transactions have taken place by this entity.

33)	NewLead Mojave Holdings LLC was established on April 30, 2012. The Company controls 52% of NewLead Mojave Holdings LLC and is entitled to and is liable for the total net assets of NewLead Mojave Holdings LLC according to this percentage of control.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Certain immaterial reclassifications to the prior years/periods presentation have been made to conform to the current year presentation.

Principles of Consolidation:

The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are those entities in which NewLead has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of each one.

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

Foreign Currency Transactions:

The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars and the Company’s debt is denominated in U.S. dollars. The accounting records of the Company’s subsidiaries are maintained in U.S. dollars. Transactions involving other currencies during a year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents:

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:

Restricted cash includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements. In addition, it includes cash collateralized, cash that can be withheld at any time by such banks following events of default, as well as retention accounts which contain the proceeds from the sale of the vessels. The funds can only be used for the purposes of interest payments and loan repayments.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Trade Receivables, Net and Other Receivables:

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at December 31, 2012 and December 31, 2011 amounted to $2,382 and $1,624, respectively, and relates to continuing and discontinued operations. Other receivables relate mainly to claims for hull and machinery and loss of hire insurers and guarantees, as well as to amounts to be received from Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the settlement of outstanding liabilities relating to the four dry bulk vessels, as part of an agreement entered into with Lemissoler on November 28, 2012 (refer to Note 17).

Inventories:

Inventories, which comprise bunkers and lubricants remaining on board the vessels at year end, are valued at the lower of cost and market value as determined using the first in-first out method.

Equity Investments

The Company uses the equity method of accounting to account for its interest in New Lead JMEG LLC, recording the initial investment at cost. Subsequently, the carrying amount of the investment is increased to reflect the Company’s share of income of the investee and capital contributions, and are reduced to reflect the Company’s share of losses of the investee or distributions received from the investee.

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

The Company reports discontinued operations when the operations and cash flows of a component, usually a vessel, have been (or will be) eliminated from the ongoing operations of the Company, and the operations and cash flows will not be replaced or the Company does not have the ability to replace the vessels, and the Company will not have any significant continuing involvement in the operations of the component after its disposal. All assets held for sale are considered discontinued operations for all periods presented.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

For years ended December 31, 2012, 2011 and 2010, a total of twenty vessels and hulls have been reported as discontinued operations (see Note 24). The Container Market (as defined in Note 24) was fully discontinued as of December 31, 2009.

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

Impairment of Long-lived Assets:

Long-lived assets and certain identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the asset group are less than the carrying values of the asset group, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

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

The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number of factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience and (d) the likelihood of the sale of the asset group. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience. Fair value is determined using the valuation derived from market data.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods. The Company performed an impairment assessment of the long-lived assets groups (i) during the years ended December 31, 2012, 2011, and 2010, when certain vessels were disposed of, and (ii) as of December 31, 2012, 2011 and 2010. For the year ended December 31, 2012, the Company recorded an impairment charge totaling $5,911 in continuing operations on one of the two vessels that were held and used as of December 31, 2012. In addition, an impairment charge in continuing operations of $1,143 was recorded on back log assets. For certain asset groups as of December 31, 2011, the future net undiscounted cash flows from the assets were less than the carrying values of the assets and, therefore, were adjusted to fair value. For the year ended December 31, 2011, the Company recorded an impairment charge in the amount of $2,360 on one of the two vessels that is classified as held and used and an impairment charge in the amount of $101,415 on fifteen vessels that are classified as discontinued operations (see Note 11). In addition, an impairment charge in discontinued operations of $43,214 was recorded on back log assets, and of $5,530 was recorded on vessels under construction. For the year ended December 31, 2010, the Company recorded an impairment charge on vessels in the amount of $15,662 all of which was recorded within continuing operations.

As per the Company’s impairment assessment as of December 31, 2012, the vessels’ undiscounted projected net operating cash flows were in excess of their carrying values by more than 60%.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Backlog asset/Deferred charter revenue:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the time or bareboat charters assumed based on the market value at the time a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of a charter with similar characteristics, the difference is recorded as a backlog asset. When the net present value of the time or bareboat charter assumed is lower than the current fair value of a charter with similar characteristics, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as an increase in, or a reduction of, “Depreciation and Amortization Expense” over the remaining period of the time or bareboat charters acquired. For the impairment recognized on these assets, refer to “Impairment of Long-lived Assets” in this Note.

Provisions:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”), in accounting for contingencies, if the Company has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Company will provide the lower amount of the range. See Note 21 “Commitments and Contingent Liabilities” for further discussion.

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

(All amounts expressed in thousands of U.S. dollars)

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

Vessel Operating Expenses:

Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, which are included in “voyage expenses”.

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

Pension and Retirement Benefit Obligations-Crew:

The crew on board the companies’ vessels serves in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post-retirement benefits.

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

The Company has entered into various interest rate swap agreements (see Note 20) that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of operations, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

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

Segment Reporting:

Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing financial performance. The Company reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet. Based on this review, the Company has determined that it operates under one reportable segment. In addition, any revenues from the technical and the operational management of vessels owned by a third party are not considered significant ($474, $0 and $0 during the years ended December 31, 2012, 2011 and 2010, respectively) and the coal business is expected to initiate its operations during the fourth quarter of 2013 or as otherwise agreed.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued an amendment of the Accounting Standards Codification regarding recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. U.S. generally accepted accounting principles do not include specific guidance on accounting for such obligations. The amended standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, as the sum of: a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The updated guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of the new standard is not expected to have a significant impact on the Company’s consolidated financial statements.

5. ACQUISITIONS

Acquisition of Six Vessels, Newlead Shipping and its Subsidiaries

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

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The excess of the fair value of total liabilities assumed over total assets acquired and other consideration resulted in a premium (goodwill) of $14,280. The goodwill balance arose primarily as a result of the synergies existing within the acquired business and also the synergies expected to be achieved as a result of combining the six vessels and Newlead Shipping and its subsidiaries with the rest of the Company.

Direct acquisition costs of approximately $1,300 were fully expensed.

The following paragraph includes unaudited pro forma consolidated financial information and reflects the results of operations for the year ended December 31, 2010, as if the acquisition had been consummated as of January 1, 2010 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of January 1, 2010. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations. The actual results of the operations of the six vessels and the two management companies are included in the consolidated financial statements of the Company only from the date of the acquisition.

If the business combination had taken place on January 1, 2010, the Company’s operating revenues would have been approximately $112,400 for the year ended December 31, 2010, and net loss would have been approximately $107,200 for the year ended December 31, 2010 (including approximately $13,803 of loss from discontinued operations). The contribution of this business combination in the year ended December 31, 2010 since the acquisition date was as follows: (a) approximately $31,200 in operating revenues and (b) approximately $2,100 in net loss.

Acquisition of the Kentucky Property and Tennessee Property

On December 18, 2012, the Company entered into an agreement (the “Williams-CCE-Newlead Holdings APA”) with Cypress Camon Energy, LLC (“Cypress”), Cypress Camon Investment Management, LLC (“CCIM”) the minority owners of Cypress and certain third parties (together the “Owners”) to purchase:

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

i.      the Kentucky property ownership and mineral rights for $11,000 in promissory notes payable in their entirety in January 29, 2013.

ii.      the Tennessee property ownership and leasehold interests for $55,000 ($30,000 payable on or before February 15, 2013 and $25,000 payable on or before February 15, 2014).

In connection with the acquisitions, the Company agreed to pay CCIM $3,000 in the form of common shares of NewLead (7,500,000 shares were issued on March 28, 2013) and a ten year warrant for $6,400 in common shares of NewLead, at an exercise price of $0.40 per share, for the assignment of the acquisition contracts to NewLead. In addition, on January 1, 2013, the Company agreed to issue to J Mining & Energy Group 42,500,000 common shares as a prepayment for its assistance in supervising, securing and executing the acquisitions. The shares were issued on March 28, 2013.

Based on the agreements executed with the Owners, the Company determined that as of December 31, 2012 there has been no exchange of assets, liabilities and ownership interests and the control of the properties will remain with the Owners until closing.

As part of the Williams-CCE-Newlead Holdings Asset Purchase Agreement (APA), the Company agreed to help facilitate the December 31, 2012 closing of the Asset Purchase Agreement of the Kentucky property between Williams and Kentucky in which Kentucky transferred its ownership and mineral rights in the Kentucky property to Williams (both Williams and Kentucky are unrelated parties to the Company). In connection with sale between William and Kentucky, on December 28, 2012, the Company issued promissory notes to RJLT Investments LLC, Williams Industries LLC and Kentucky Fuel Corporation in the amount of $1,500, $2,000 and $7,500, respectively, payable in their entirety on January 29, 2013. The Company issued the promissory notes to facilitate the sale to Williams as the Company has agreed to acquire the Kentucky property from Williams on a closing date subsequent to December 31, 2012. In connection with the issuance of the promissory notes, the Company received a security interest in Kentucky property to secure the repayment of the notes, but the Company did not receive an ownership interest in, or control over, the Kentucky property.

The promissory notes that were issued on December 28, 2012 in the amount of $11,000 are reflected under Promissory notes payable in the consolidated balance sheet. The related asset is reflected under Advance for acquisition of coal property in the consolidated balance sheet.

See Note 25 for recent developments relating to this acquisition.

6. JOINT VENTURES

On April 11, 2012, through one of its wholly-owned subsidiaries, NewLead Holdings (US) Corp., the Company entered into a Joint Venture Agreement with J Mining & Energy Group to establish New Lead JMEG LLC as a joint venture to engage in the business of the purchasing and trading certain commodities, principally coal. The Company has joint control with J Mining & Energy Group of New Lead JMEG LLC and is entitled to and is liable for the total net assets of the joint venture. NewLead Holdings (US) Corp. contributed to the capital of the joint venture $2,500 cash and $1,000 in value of coal sales agreements. In addition, the Company delivered to J Mining & Energy Group $300 and 731,140 common shares of the Company as a condition to the closing of the Joint Venture Agreement.

On July 13, 2012, and in relation to this Joint Venture Agreement, the Company and New Lead JMEG LLC, entered into a marketing and administrative services agreement (effective as of April 11, 2012), where it was agreed NewLead (through its subsidiary Newlead Bulkers) would provide the aforementioned services with a monthly fee of $160. In addition, NewLead and J Mining & Energy Group invoiced New Lead JMEG LLC for an aggregate amount of $3,280 relating to start up fees. Due to the nature of these related party transactions, invoices in the amount of $1,980 to New Lead JMEG LLC from the Company, as well as the aggregate of $1,387 from the relevant marketing and administrative services agreement, have not been recognized as revenue during the year ended December 31, 2012, but they will be recognized upon payment of each amount from New Lead JMEG LLC.

For the year ended December 31, 2012, New Lead JMEG LLC had a loss of $4,939, which was comprised of the fees described above, as well as from other general and administrative expenses. No other transactions have taken place during this period. As of December 31, 2012, New Lead JMEG LLC’s current assets were $2,380 and its current liabilities were $4,819.

On April 30, 2012, the Company and a third party established NewLead Mojave Holdings LLC (“NewLead Mojave”). The Company controls 52% of NewLead Mojave and is entitled to and is liable for the total net assets of NewLead Mojave according to this percentage of control. The Company contributed to the capital of the new entity 100% of NewLead Holdings (US) Corp.’s share capital, while Mojave Finance Inc. agreed to make available a loan facility of $3,000 to NewLead Holdings (US) Corp.

For the year ended December 31, 2012, NewLead Mojave had a loss of $2,838 which was comprised of $2,469 loss attributable to NewLead Mojave as a result of its 50% investment in New Lead JMEG LLC and of $369 Interest and Finance Costs, respectively. No other transactions have taken place during this period.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

7. GOODWILL

As a result of the 2009 recapitalization the Company recorded the following:

1. The transfer of the three vessels—the Australia, the Brazil and the China—to NewLead from Grandunion was accounted for as an asset acquisition and at historical book value, since control over the vessels did not change.

2. The acquisition of the predecessor entity was accounted for under the acquisition method of accounting and, accordingly, these assets and liabilities assumed were recorded at their fair values. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed resulted in a premium (goodwill) of $86,036.

Goodwill Impairment

The Company evaluated goodwill, described above and in Note 5, for impairment using a two-step process. First, the aggregate fair value of the reporting unit was compared to its carrying amount, including goodwill. The Company determines the fair value based on discounted cash flow analysis. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, and using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues based on a number of factors relating to the remaining life of the vessels, including: (a) the contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions) and (c) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire days based on historical experience or, if the most likely use of the vessel would result in flows only through its disposal, the fair value of the vessel at the end of the reporting period. Expenses were forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred in generating revenue in each reporting unit, and operating strategies and specific forecasted operating expenses to be incurred are forecasted by applying an inflation rate of 2% considering the economies of scale due to the Company’s growth. The weighted average cost of capital (WACC) used was between 9% and 12%.

The Company’s annual impairment test as of December 31, 2011 and 2010 resulted in an impairment charge of $81,590 and $18,726, respectively, which was recorded in “Impairment losses” in the consolidated statement of operations. No goodwill remained after these two impairment charges.

8. RESTRICTED CASH

Restricted cash, as of December 31, 2012 and December 31, 2011, was as follows:

	As of December 31,	As of December 31,
	2012	2011
Minimum Liquidity	$-	$250
Retention accounts	1,311	-
Short term restricted cash accounts	1,311	250
Letters of guarantee	31	31
Long term restricted cash accounts	31	31
	$1,342	$281

As of December 31, 2012, the Company retained in its bank accounts an amount of $1,311 following the disposal of vessels Hiona and Hiotissa. This amount refers to cash that can be withheld at any time by Piraeus Bank as the Company is in breach of the covenants under the respective Credit Facility and which will be used as per the final agreement reached with Piraeus Bank on April 10, 2013 as follows: (a) $282 for payment of trade debt of the two vessels and $1,029 for the settlement of outstanding loan liabilities at the bank’s discretion.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

9. BACKLOG ASSET / DEFERRED CHARTER REVENUE

The movement of the backlog asset and the deferred charter revenue for the three year period ended December 31, 2012 was as follows:

	Backlog Asset	Deferred Charter Revenue
Balance at January 1, 2010	$5,528	$-
Business combination (Note 5)	9,833	3,051
Additions	53,186	710
Amortization	(13,890)	(3,194)
Balance at December 31, 2010	$54,657	$567
Amortization	(8,697)	(567)
Impairment loss	(43,214)	-
Balance at December 31, 2011	$2,746	$-
Amortization	(1,603)	-
Impairment loss	(1,143)	-
Balance at December 31, 2012	$-	$-
December 31, 2011
Current	$2,404	$-
Non-current	$342	$-

As a result of the business combination disclosed in Note 5, the transaction related to the Kamsarmax vessels described in Note 10, and the July 2010 acquisition of five dry bulk vessels described in Note 11, the Company acquired backlog assets of $9,833, $27,677 and $25,509, respectively.

Impairment of backlog assets

As a result of the change of the terms of the charter party agreement of the vessel Markela, during the year ended December 31, 2012, an impairment charge of the then unamortized portion of $1,143 was recorded and is included within “Impairment losses” from continuing operations.

As a result of the impairment testing of the vessel asset groups, certain backlog assets related to the vessels Newlead Tomi, Navios Serenity, Newlead Gujarat and Handysize Hull 4029 were considered impaired as of December 31, 2011 and an impairment charge totaling $43,214 was recorded and is included in Loss from discontinued operations. See Note 3 for the details related to the impairment tests of the vessel asset groups.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

10. VESSELS UNDER CONSTRUCTION

The movement of the vessels under construction as of December 31, 2012 was as follows:

	Kamsarmax Vessels	Post-Panamax Vessel	Handysize Vessels	Total
Balance January 1, 2011	$6,229	$7,798	$18,226	$32,253
Advance payments in cash	35,000	28,600	19,350	82,950
Progress payment payable for vessels under construction	-	-	7,400	7,400
Capitalized expenses	3,609	2,310	1,968	7,887
Impairment loss	-	-	(5,530)	(5,530)
Transfer to vessels’ cost	(44,838)	(38,708)	(34,359)	(117,905)
Balance December 31, 2011	$-	$-	$7,055	$7,055
Capitalized expenses	-	-	185	185
Disposals — Discontinued operations	-	-	(7,240)	(7,240)
Balance December 31, 2012	$-	$-	$-	$-

The Company purchased a 92,000 deadweight ton (“dwt”) newbuild Post-Panamax vessel from a shipyard in South Korea for $37,000. The vessel, named the Newlead Endurance, was delivered in June 2011 and the total cost (including capitalized interest) of $38,708 was transferred to vessels.

The Newlead Gujarat was delivered in November 2011. The total cost of $44,838 was transferred to the vessel Newlead Gujarat.

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

As of December 31, 2011, the Handysize Hull 4029 was tested for impairment and an impairment charge of $5,530 was recorded. As a result, as of December 31, 2011, total fair value of deposits for this Hull was $7,055 and the remaining commitments for delivery of this vessel amounted to approximately $19,350.

On February 20, 2012, the Company received a default letter from the yard in respect of the delay of the payment of an installment of $7,400 after the completion of the “steel cutting” in September 2011 for the Handysize Hull 4029. On May 22, 2012, the Company signed an agreement with the shipbuilder and the Shipbuilding Contract with SPP Shipbuilding Co., Ltd., the prior contract with the yard, was terminated and ceased to be valid. Under this agreement, the Company and the yard mutually waived all rights and released and discharged each other from all liabilities, obligations, claims and demands. This agreement resulted in the Company being released from the $7,400 liability to the yard and the $7,240 write-off of the balance of the vessel under construction. In addition, on May 22, 2012, the Company was released from its obligations under the related Handysize Syndicate Facility Agreement for the Handysize Hull 4029, which were $5,492 (see Note 15). Furthermore, the obligation under the purchase option liability of $1,779 was written off upon the termination of the shipbuilding contract. The net gain resulting from these transactions and any other costs related to the sale amounted to $7,424 and is included in Loss from discontinued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

11. VESSELS AND OTHER FIXED ASSETS, NET

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

Disposal of vessels (Continuing operations)

On April 22, 2010, the Company sold the High Rider to an unrelated third party for proceeds to the Company of approximately $6,700. The gain on the sale of the High Rider amounted to $49 and is included in Gain on the sale of vessels, net.

In September 2010, the Company sold the Ostria and the Nordanvind to unrelated third parties, for aggregate proceeds of approximately $16,300, resulting in an aggregate gain on the sale of the vessels of $1,045. Also, in September 2010, the Company sold the High Land for proceeds of approximately $4,500. The gain on the sale of the vessel amounted to $74 and is included in Gain on the sale of vessels, net.

Disposal of vessels (Discontinued operations - see Note 24)

On July 19, 2012 and on July 27, 2012, the Company sold the Hiona and the Hiotissa, respectively, to two unrelated parties for proceeds of approximately $28,500 for each vessel. The gain on the sale of the vessels amounted to $18,011 and is included in Loss from discontinued operations. The Company paid an address commission of 1.5% of the purchase price as a sales commission.

On May 8, 2012, the Company sold the Newlead Venetico to an unrelated party for proceeds of approximately $9,450. The loss on the sale of the vessel amounted to $1,268 and is included in Loss from discontinued operations. The Company paid an address commission of 4.25% of the purchase price as a sales commission.

On March 26, 2012, the Company sold the Navios Serenity to an unrelated party for proceeds of approximately $26,000. The loss on the sale of the vessel amounted to $49 and is included in Loss from discontinued operations.

On February 24, 2012, the Bank of Scotland plc (“Bank of Scotland”) issued notices of enforcement and notices of default and acceleration in relation to their respective loan agreements, each dated April 15, 2010 (collectively, the “Kamsarmax Syndicate Facility Agreements”), between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders (see also Note 15). Ayasha and Bethune were the shipowning companies of the vessels Newlead Tomi and Newlead Gujarat, respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Syndicate Facility Agreements and the vessels were handed over to the lenders’ control. The gain on the transaction resulting from the release of the respective liabilities to the lender amounted to $24,576 and is included in Loss from discontinued operations.

On February 16, 2012, the Company sold the Newlead Esmeralda to an unrelated party for proceeds of approximately $11,400. The loss on the sale of the vessel amounted to $28 and is included in Loss from discontinued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

On December 29, 2011, the Company signed a memorandum of agreement relating to the Grand Ocean and on January 11, 2012 sold the vessel to an unrelated party for proceeds of approximately $8,150. The loss on the sale of the vessel amounted to $457 and is included in Loss from discontinued operations. As of December 31, 2011, the Grand Ocean was classified as an asset held for sale, and was written down to its recoverable amount. The Company paid a 2% address commission and a 1% brokerage commission of the purchase price as sales commission to an unrelated party.

On December 20, 2011, the Company entered into a memorandum of agreement with an unrelated party for the sale of four LR1 product tanker vessels. The sale of two vessels, the Newlead Fortune and the Newlead Avra, was completed on December 22, 2011 for an aggregate selling price of $64,532. The carrying value of the vessels was $55,171 and the gain on the sale of these two vessels amounted to $8,640 and is included in Loss from discontinued operations in the accompanying statements of operations and cash flows. As of December 31, 2011, the Newlead Compass and the Newlead Compassion met the criteria for “Assets Held for Sale” and were recorded at their carrying value of $64,712, since this was below fair value (less costs to sell). The sale was completed on January 31, 2012 for a selling price of $80,159. The gain on the sale of these two vessels amounted to $14,267 and is included in Loss from discontinued operations in the accompanying statements of operations and cash flows.

On August 12, 2011, First Business Bank (“FBB”) and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity, which were sold on September 13, 2011 and September 20, 2011, respectively, for a net aggregate selling price of $33,548. The carrying value of the vessels was $28,005 and the gain on the sale of these two vessels amounted to $4,931 and is included in Loss from discontinued operations in the accompanying statements of operations and cash flows.

On January 7, 2010, the Company sold the Saronikos Bridge to an unrelated party for net proceeds of $5,348. The gain on the sale of the vessel amounted to $1,226 and is included in Loss from discontinued operations. The Company paid 1% of the purchase price as a sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 23). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.

On January 20, 2010, the Company sold the MSC Seine to an unrelated party for net proceeds of $5,399. The gain on the sale of the vessel amounted to $1,271 and is included in Loss from discontinued operations. The Company paid 1% of the purchase price as a sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 23). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as a 1% address commission.

Disposal of leased vessels (Discontinued operations)

On March 14, 2012, the Company received enforcement notices from Endurance Shipping LLC whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter (see also Note 17). On March 14, 2012, the Company redelivered the Newlead Endurance to Northern Shipping Fund LLC pursuant to a redelivery agreement in respect of the capital leasing arrangement. As part of this redelivery agreement, the Company was released from all its obligations and liabilities under the relevant finance lease documentation. The loss on the transaction amounted to $5,645 and is included in Loss from discontinued operations.

In November 2010, the Company signed an agreement with Lemissoler for the sale and leaseback of the vessels Australia, Brazil, China and Grand Rodosi (see also Note 17).

On March 19, 2012, the Company entered into an agreement with Prime Lake Maritime Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.) in order to redeliver the vessel Brazil, in settlement of part of the vessel’s outstanding debt. The redelivery of the vessel was completed on March 19, 2012.

On February 3, 2012, the Company entered into an agreement with Prime Hill Maritime Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.) in order to redeliver the vessel Grand Rodosi, in settlement of part of the vessel’s outstanding debt. The redelivery of the vessel was completed on February 7, 2012.

On February 3, 2012, the Company entered into an agreement with Prime Time Maritime Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.) in order to redeliver the vessel China, in settlement of part of the vessel’s outstanding debt. The redelivery of the vessel was completed on February 11, 2012.

On October 21, 2011, the Company entered into an agreement with Prime Mountain Shipping Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.), in order to redeliver the vessel Australia, in settlement of part of the vessel’s outstanding debt, for a gross aggregate price of $13,220. As of December 31, 2011, the Australia was classified as an asset held for sale, and was written down to its fair value (less costs to sell). The redelivery of the vessel was completed on January 31, 2012. The Company paid an address commission of 3.5% of the purchase price as a sales commission.

The aggregate loss of the redelivery of these four vessel amounted to $669 and is included in Loss from discontinued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Assets held for sale

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

On December 20, 2011, the Company entered into a memorandum of agreement with an unrelated party for the sale of four LR1 product tanker vessels. Two vessels were sold in 2011 as noted above and the sale of the other two vessels, the Newlead Compass and the Newlead Compassion, was completed on January 31, 2012. As of December 31, 2011, the Newlead Compass and the Newlead Compassion met the criteria for “Assets Held for Sale” and were recorded at their carrying value of $64,712, as the carrying value was below fair value (less costs to sell).

As of December 31, 2012 and December 31, 2011, assets held for sale, net totaled $0 and $86,082 respectively.

For all the vessels sold, see also Note 24 Discontinued Operations.

Impairment of vessels

For the year ended December 31, 2012, the Company recorded an impairment charge totaling $5,911 in continuing operations on one of the two vessels that were held and used as of December 31, 2012. For the year ended December 31, 2011, the Company recorded an impairment charge totaling $2,360 in continuing operations on one vessel classified as held and used and $101,415 in discontinued operations on fifteen vessels. For the year ended December 31, 2010, the Company recorded an impairment charge on vessels in the amount of $15,662 all of which was recorded within continuing operations. Refer to Note 3 for the details related to the vessel impairment tests.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

The table below presents the movement of “Vessels and Other Fixed Assets, Net”:

Cost	Vessels	Leased Vessels	Dry docking and Special survey	Other fixed assets	Total
Balance at January 1, 2010	$400,660	$-	$7,100	$-	$407,760
Business combination	143,050	-	-	758	143,808
Additions	82,711	-	3,548	76	86,335
Transfer from Vessels Under Construction	44,025	-	-	-	44,025
Disposals	(34,338)	-	(1,332)	-	(35,670)
Transfers from Vessels to Leased Vessels	(87,291)	87,000	-	-	(291)
Balance at December 31, 2010	$548,817	$87,000	$9,316	$834	$645,967
Additions	863	-	6,650	190	7,703
Transfer from Vessels Under Construction	79,197	38,708	-	-	117,905
Transfer to assets held for sale	(92,600)	(24,000)	(4,038)	-	(120,638)
Disposals — Discontinued operations	(102,794)	-	(2,959)	-	(105,753)
Loss on sale and leaseback	-	(208)	-	-	(208)
Balance at December 31, 2011	$433,483	$101,500	$8,969	$1,024	$544,976
Additions	-	-	985	-	985
Disposals — Discontinued operations	(376,517)	(101,500)	(7,759)	-	(485,776)
Balance at December 31, 2012	$56,966	$-	$2,195	$1,024	$60,185
Accumulated Depreciation and Amortization
Balance at January 1, 2010	$(152,607)	$-	$(2,038)	$-	$(154,645)
Depreciation and Amortization for the year	(26,139)	(841)	(2,781)	(408)	(30,169)
Impairment loss (Note 3)	(15,662)	-	-	-	(15,662)
Accumulated Depreciation of Leasedback Vessels	8,104	-	-	-	8,104
Disposals — Discontinued operations	1,664	-	157	-	1,821
Balance at December 31, 2010	$(184,640)	$(841)	$(4,662)	$(408)	$(190,551)
Depreciation and Amortization for the year	(26,497)	(8,068)	(3,384)	(312)	(38,261)
Impairment loss (Note 3)	(68,185)	(30,497)	(5,093)	-	(103,775)
Transfer to assets held for sale	20,672	10,932	2,952	-	34,556
Disposals — Discontinued operations	20,148	-	2,426	-	22,574
Balance at December 31, 2011	$(238,502)	$(28,474)	$(7,761)	$(720)	$(275,457)
Depreciation and Amortization for the period	(5,168)	(209)	(428)	(184)	(5,989)
Impairment loss (Note 3)	(5,075)	-	(836)	-	(5,911)
Disposals — Discontinued operations	228,294	28,683	7,698	-	264,675
Balance at December 31, 2012	$(20,451)	$-	$(1,327)	$(904)	$(22,682)

Net book value — January 1, 2010	$248,053	$-	$5,062	$-	$253,115
Net book value — December 31, 2010	$364,177	$86,159	$4,654	$426	$455,416
Net book value — December 31, 2011	$194,981	$73,026	$1,208	$304	$269,519
Net book value — December 31, 2012	$36,515	$-	$868	$120	$37,503

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

12. DEFERRED CHARGES, NET

The movement of the deferred charges, net, as of December 31, 2012 is as follows:

	Financing Costs	Other Costs	Total
Net Book Value at January 1, 2010	$6,831	$-	$6,831
Additions	9,778	255	10,033
Amortization	(2,368)	-	(2,368)
Write-offs	(1,360)	-	(1,360)
Transfer to Vessels Under Construction	(96)	-	(96)
Net Book Value at December 31, 2010	$12,785	$255	$13,040
Additions	622	80	702
Amortization	(2,948)	-	(2,948)
Write-offs	(4,647)	(335)	(4,982)
Transfer to Vessels Under Construction	(70)	-	(70)
Net Book Value at December 31, 2011	$5,742	$-	$5,742
Additions	564	-	564
Amortization	(1,781)	-	(1,781)
Write-offs	(3,952)	-	(3,952)
Net Book Value at December 31, 2012	$573	$-	$573
December 31, 2012
Current	$573	$-	$573
December 31, 2011
Current	$5,742	$-	$5,742

Total fees of $479 for the year ended December 31, 2011 related to the financing costs of the Newlead Endurance, which was delivered in June 2011. Total fees for the loans the Company entered during the year ended December 31, 2010 related to the business combination. Such fees amounted to $4,169 and have been recorded as deferred charges and amortized over the life of their related facility. Of such fees, $3,213 was paid in cash and an amount of $956 represents the fair value of 112,500 warrants with a strike price of $3.00 and a contractual term of 10 years.

Total fees paid for the new or modified loans related to the acquisition of five dry bulk vessels completed in July 2010, amounted to $2,180 and they have been recorded as deferred charges and amortized over the life of the related facility. Of such fees, $2,148 was paid in cash.

As of December 31, 2012 and December 31, 2011, the Company was in active negotiations with its lenders (see Notes 15, 16, 17). For the indebtedness in relation to which the Company expects that the lender will call the debt, and neither a waiver nor a restructuring of the debt will be available, the Company concluded that certain deferred finance fees and other costs should be written off and as such accelerated the amortization. As a result, during the year ended December 31, 2012 the Company recorded a charge of $3,952, of which $3,882 is included within “Interest & Finance Expense” from continuing operations and the remaining amount of $70 is included in Loss from discontinued operations. During the year ended December 31, 2011, the Company recorded a charge of $4,647, which is included within discontinued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

13. ACCOUNTS PAYABLE, TRADE

Accounts payable, trade, as of December 31, 2012 and 2011 were as follows:

	As of December 31,	As of December 31,
	2012	2011
Suppliers	$3,099	$7,891
Shipyards	616	10,523
Insurers	383	2,885
Agents	766	1,342
Other creditors	8,570	16,286
	$13,434	$38,927

14. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2012 and 2011 were as follows:

	As of December 31,	As of December 31,
	2012	2011
Accrued interest	$2,269	$16,411
Accrued claims	3,454	5,889
Other accrued expenses	4,937	10,189
	$10,660	$32,489

In accrued interest as of December 31, 2012 and 2011, an amount of $1,995 and $10,806, respectively, represents interest due and payable as of such date.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

15. LONG-TERM DEBT

Below is a summary of the long-term portion and current portion of long-term debt as at December 31, 2012 and 2011:

	December 31, 2012			December 31, 2011
Description	Long-term	Current portion	Total	Long-term	Current portion	Total
Syndicate Facility Agreement	$-	$-	$-	$-	$80,159	$80,159
Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”) Credit Facility	-	32,525	32,525	-	39,261	39,261
Portigon AG (ex West LB Bank) Credit Facility	-	25,250	25,250	-	25,250	25,250
Piraeus Bank Credit Facilities	-	17,964	17,964	-	76,350	76,350
Kamsarmax syndicate facilities agreements	-	-	-	-	76,836	76,836
Eurobank Credit Facility	-	-	-	-	11,035	11,035
Handysize Syndicate Facility Agreement	-	-	-	-	30,831	30,831
Mojave Finance Inc	-	3,000	3,000	-	-	-
Ending Balance	$-	$78,739	$78,739	$-	$339,722	$339,722

Due to economic conditions and operational difficulties, the Company entered into restructuring discussions with each of the lenders under Company’s facility and credit agreements, the holders of Company’s 7% Notes and the counterparties to Company’s capital leases (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, the Company appointed Moelis to act as the Company’s financial advisors in respect of the restructuring proposal described below. On November 8, 2011, the Company and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”). The Restructuring Proposal included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The aim of the Restructuring was to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis. To date, the Company has completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Capital Lease Obligation and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, final payment of outstanding fees. However, the Company was not able to restructure the credit facility with Piraeus Bank (CPB loan). See also Note 25 for a discussion of the recent developments relating to the Company’s restructuring negotiations.

Since June 2011, the Company has defaulted under each of its Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). As of December 31, 2012, the Company was also in default under its credit agreements with Piraeus Bank (CPB loan), Portigon AG, Piraeus Bank and the 4.5% Note (refer to Note 17), as those credit facilities had not yet been restructured and discharged. To date, the Company continues to be in default under the Piraeus Bank (CPB loan) Credit Facility, the 4.5% Note, the Portigon AG Credit Facility, and the Mojave Finance Inc. Credit Facility. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. In addition, while the Company has completed its restructuring efforts with the lenders under the Syndicate Facility Agreement, it continues to have an outstanding liability of $129 under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, the Company has nevertheless not been formally discharged and released of any and all of its obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

During 2011 and up to the date of issuance of these financial statements, the Company has sold, disposed of or handed control over to its lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the Restructuring.

As of December 31, 2012, the Company has defaulted on payments of principal and interest with respect to the Piraeus Bank (CPB loan), the Portigon AG and the Piraeus Bank credit facilities and was not in compliance with certain of its covenants for the respective debt agreements outlined below. As of December 31, 2012, all other debt has been restructured. Since the Company’s lenders have the right, absent receipt of waivers, to demand the repayment of its debt at any given time, the Company reclassified its long term debt as of December 31, 2012 as current liabilities in its consolidated balance sheet.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

(a) Syndicate Facility Agreement

As part of the 2009 recapitalization, the Company’s existing syndicate of lenders entered into a $221,400 facility agreement, referred to herein as the “Syndicate Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.

On December 21, 2011, with the consent of the lenders under the Syndicate Facility Agreement, the Company agreed for the sale of the four LR1 vessels related to this facility, and the lenders agreed with NewLead to accept the gross sale proceeds in full and final satisfaction of all liabilities owed to the syndicate under the governing loan agreement. Following this agreement, $64,532, which constituted the proceeds of the sales of the Newlead Avra and the Newlead Fortune (sold in December 2011), and $80,159, which constituted the proceeds of the sales Newlead Compass and the Newlead Compassion (sold in January 2012), were applied against the loan. As of December 31, 2012, the outstanding balance due to the syndicate lenders was $129, which is included in Accounts Payable and related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay outstanding amounts owed and fees under the agreement, the Company has nevertheless not been formally discharged and released of any and all of its obligations in respect of the Syndicate Facility Agreement due to this outstanding liability as of December 31, 2012.

(b) Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”) Credit Facility

On December 10, 2010, the Company entered into a Loan Agreement with Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.) (“Piraeus Bank (CPB loan)”) for a reducing revolving credit facility of up to $62,000, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, and to finance the working and investment capital needs. The provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the related vessels. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.79%.

On April 5, 2012, with the consent of Piraeus Bank (CPB loan), the Company entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for proceeds of approximately $9,450. The proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico in a total aggregate amount of $6,736, (b) interest payable and (c) the payment of outstanding trade and vendor payments. As of December 31, 2012, the outstanding balance on such loan facility was $32,525.

The floating portion of the approximately $32,525 drawn to date is approximately $15,405 and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.310%, plus a 3.5% margin), while the fixed portion drawn is $17,120 and bears an interest rate of 7.6% (assuming a current fixed swap rate of 4.1% plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of its fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending September 30, 2013 onwards (as of December 31, 2012, the Company was in breach of this covenant); (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0) (as of December 31, 2012, the Company was in breach of this covenant); (iii) the maintenance of minimum liquidity equal to at least five percent of the outstanding loan (as of December 31, 2012, the Company was in breach of this covenant); and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards (as of December 31, 2012, the Company was in breach of this covenant). The Company is also subject to a covenant that requires the maintenance of a security value of at least 130% of the facility and the maximum swap exposure as specified in the agreement (as of December 31, 2012, the Company was in breach of this covenant).

As of December 31, 2012, the Company has defaulted on interest payments under the loan agreement.

(c) Portigon AG (formerly, West LB Bank) Credit Facility

On April 1, 2010, the Company assumed a Loan Agreement with Portigon AG, relating to a term loan facility of up to $27,500 in relation to the Grand Victoria. The loan was payable in 20 quarterly installments of $375, followed by 15 quarterly installments of $475 and a balloon payment of $12,875 due on the last payment date. However, after the amendment reached on March 28, 2013 (see Note 25) the outstanding balance will be payable in 3 quarterly installments of $300, followed by 5 quarterly installments of $375, followed by 15 quarterly installments of $475, followed by a balloon payment of $15,350 (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment, shall be repaid on January 31, 2019). Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.46% (assuming current LIBOR of 0.207%, plus a 3.25% margin). The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

The vessel’s excess cash must be applied towards the prepayment of the balloon installment until such time as the balloon installment has been reduced to $6,000, in accordance with the following, all as described in the loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. As of December 31, 2012, the Company was not in compliance with this ratio. The loan facility includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter (as of December 31, 2012, the Company was in breach of this covenant); (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2012, the Company was in breach of this covenant); (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2012, the Company was in breach of this covenant) and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter (as of December 31, 2012, the Company was in breach of this covenant). As of December 31, 2012, the Company has defaulted on principal and interest payments. As of December 31, 2012, the outstanding balance was $25,250.

On March 28, 2013, the Company agreed with the bank to certain amendments to the credit facility. See Note 25 for recent developments relating to the facility.

(d) Piraeus Bank Credit Facilities

On April 1, 2010, the Company assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21,000 relating to the Grand Ocean. The loan facility was payable in one quarterly installment of $850, followed by six quarterly installments of $800, followed by seven quarterly installments of $750, and a balloon payment of $10,100 due in November 2013. On December 29, 2011, the Company, with the consent of Piraeus Bank, entered into an agreement for the sale of the Grand Ocean and that vessel was delivered to the buyer on January 11, 2012 for proceeds of approximately $8,150. Piraeus Bank applied the proceeds of such sale towards (a) the prepayment of $6,510 of the outstanding amounts due under the loan agreement for the Grand Ocean (b) interest payable and (c) the payment of outstanding trade and vendor payments. In addition, a repayment of $490 was effected on June 21, 2012. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.9% (assuming current LIBOR of 0.353%, plus a 3.5% margin). As of December 31, 2012, the outstanding balance was $10,750. See Note 25 for recent developments relating to the facility.

On April 1, 2010, the Company also assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, as supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76,000 in relation to the Hiona and the Hiotissa. The loan was payable in one quarterly installment of $1,500, followed by four quarterly installments of $1,250, followed by 19 quarterly installments of $1,125 and a balloon payment of $37,225 due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.9% (assuming current LIBOR of 0.353%, plus a 3.5% margin).

On June 20, 2012, the Company entered into an agreement with Piraeus Bank, as amended on April 10, 2013 to proceed with the sale of two tanker vessels, Hiona and Hiotissa, for an aggregate amount of approximately $57,000 and to convert the remaining outstanding debt of Hiona, Hiotissa and Grand Ocean, subject to the satisfaction of certain conditions precedent by the Company, into common shares of the Company. The Hiona and Hiotissa were sold during July 2012, and the proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the two vessels, in an aggregate amount of approximately $51,100, (b) interest payable and (c) the payment of outstanding trade and vendor payments. In addition, a repayment of $271 was effected on November 2, 2012. As of December 31, 2012, the outstanding balance was $7,214. See Note 25 for recent developments relating to the facility.

(e) Kamsarmax Syndicate Facility Agreements

On April 15, 2010, the Company assumed two facility agreements (the “Kamsarmax Syndicate Facility Agreements”) in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”), the Newlead Tomi and the Newlead Gujarat. The senior facility agreement which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, was for $66,667 and the junior facility agreement which was entered into with Bank of Scotland and BTMU Capital Corporation was for $13,333.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

On February 24, 2012, the Bank of Scotland issued notices of enforcement and notices of default and acceleration in relation to the senior loan agreement and the junior loan agreement, each dated April 15, 2010, between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62,684 and $13,938 under the Kamsarmax Syndicate Facility Agreements and sought a declaration, that, among other things, the Bank of Scotland was entitled to make a demand against the Company in respect of sums owing under the Kamsarmax Syndicate Facility Agreements. Ayasha and Bethune were the shipowning companies of the motor vessels “Newlead Tomi” and “Newlead Gujarat,” respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Syndicate Facility Agreements and the vessels were handed over to the lenders control. The gain on the transaction resulting from the release of the respective liabilities to the lender amounted to $24,576 and is included in Loss from discontinued operations.

On August 1, 2012, the Company was formally discharged and released of any and all of its obligations in respect of the Kamsarmax Syndicate Facility Agreements.

As of December 31, 2012, no outstanding balance remained.

(f) First Business Bank (FBB) Credit Facility

As of December 31, 2011, no outstanding balance remained under the FBB credit facility. On April 27, 2012, the Company was fully discharged and released of any and all of its obligations to FBB outstanding under the FBB loan agreements.

(g) Eurobank Credit Facility

On July 9, 2010, the Company assumed a Loan Agreement with Eurobank, for a loan facility of up to $32,000 in relation to the Newlead Esmeralda. On February 10, 2012, with the consent of Eurobank, the Company agreed to the sale of the Newlead Esmeralda for proceeds of approximately $11,400. The proceeds of the sale were applied towards (a) the full and final satisfaction of all indebtedness owed to Eurobank under the loan agreement with Eurobank and (b) the payment of outstanding trade and vendor payments. As of February 16, 2012 the sale of this vessel was completed and on February 16, 2012, the Company was fully discharged and released from any and all obligations to Eurobank under the credit facility and related documents. As of December 31, 2012, no outstanding balance remained.

(h) Handysize Syndicate Facility Agreement

On July 9, 2010, the Company assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, for a loan facility of up to $48,000 in relation to two newbuilding vessels. On March 21, 2012, with the consent of the lenders, the Company entered into a memorandum of agreement with an unrelated party for the sale of the Navios Serenity for proceeds of approximately $26,000. On March 26, 2012 the vessel was sold and the proceeds of the sale were applied towards the outstanding balance owed under the credit facility with DVB Bank, Nord LB and Emporiki Bank. Up to the sale of the vessel, the Company had defaulted on a number of principal and interest payments. On February 20, 2012, the Company received a default letter from the yard in respect of the delay of the payment of an installment of $7,400 after the completion of the “steel cutting” in September 2011 for the Handysize Hull 4029. On May 22, 2012, the Company signed an agreement with the shipbuilder and the Shipbuilding Contract with SPP Shipbuilding Co, Ltd., the prior contract with the yard, was terminated and ceased to be valid. Under this agreement, the Company and the yard mutually waived all rights and released and discharged each other from all liabilities, obligations, claims and demands. This agreement resulted in the Company being released from the $7,400 liability to the yard and the $7,240 write-off of the balance of the vessel under construction. In addition, on May 22, 2012, the Company was released from its obligations under the related facility for the Handysize Hull 4029, which were $5,492, and on November 23, 2012, the Company was formally discharged and released of any and all of its obligations in respect of the Handysize Syndicate Facility Agreement.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

(i) Mojave Finance Inc. Credit Facility

On April 10, 2012, the Company, as a third party, and NewLead Holdings (US) Corp. (refer to Note 6), entered into a Loan Agreement with Mojave Finance Inc., for a secured loan facility of $3,000 in order to finance its coal business. Pursuant to a Pledge Agreement the loan facility is secured by an interest of 52% in NewLead Mojave Holdings LLC and 50% in New Lead JMEG LLC (the “Security”). The loan was initially payable in three equal monthly installments, the first to be paid one month after the drawdown date with each subsequent payment on a monthly basis. Pursuant to the Loan Agreement, the Company and NewLead Holdings (US) Corp. shall not, without prior written consent of Mojave Finance Inc., permit or create any security interest in the Security or permit or create any security interest in the assets of NewLead Holdings (US) Corp., NewLead Mojave Holdings LLC or New Lead JMEG LLC. Should NewLead Holdings (US) Corp. and/or the Company sell their entire interest in New Lead JMEG LLC, or any part thereof, such entity will have the obligation to prepay the loan, or any portion thereof, as applicable, in proportion to the interest sold. On July 9, 2012, the loan facility was amended. Pursuant to the amendment, the loan was payable after a nine-month period following the drawdown date, with the $3,000 repayment due on January 11, 2013. On January 9, 2013 and July 9, 2013, the loan facility was further amended. Pursuant to the second and the third amendments, the loan is payable after an eighteen-month period following the drawdown date, with the $3,000 repayment due on October 11, 2013. Borrowings under the terms of the loan facility currently bear an approximate effective interest rate, including the margin, of 4.7% (assuming current LIBOR of 0.736%, plus a 4.00% margin).

In respect of all the remaining mentioned facilities, as of December 31, 2012, the Company was in default of principal and interest payments due in the amounts of $3,582 and $1,995, respectively.

Amounts drawn under the Piraeus Bank (CPB loan), Portigon AG and Piraeus Bank credit facilities are secured by first priority mortgages on the Company’s vessels, guaranteed by each vessel-owning subsidiary and guaranteed by NewLead Holdings.

The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2010
Interest expense	$8,125	$11,528	$10,124
Amortization of deferred charges	5,624	2,112	1,026
Amortization of the beneficial conversion feature	71,561	8,161	5,942
Other expenses	1,239	871	1,458
	$86,549	$22,672	$18,550

The effective interest rate at December 31, 2012 was approximately 4.31% per annum (December 31, 2011: 4.88% and December 31 2010: 6.08%). Capitalized interest for the year ended December 31, 2012 amounted to $20 ($2,549 for the year ended December 31, 2011 and $902 for the year ended December 31, 2010, respectively).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

16. SENIOR CONVERTIBLE NOTES

(a) Senior Convertible 7% Notes

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $9.00 per share (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009, between the Company and Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.), and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers.

All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.) $20,000 of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contained certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. The Investment Bank of Greece also received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company.

In November 2009, Focus Maritime Corp., a company controlled by Michail S. Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, converted $20,000 of the 7% Notes into approximately 2.22 million new common shares of the Company. In connection with the Restructuring of NewLead’s debt, on July 2, 2012, the Company entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124,900 of the 7% Notes, together with interest accrued thereon and future interest payment and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 264.9 million common shares of the Company. Under the agreement with Focus Maritime Corp., the Company may not allow debt to equity conversions on more favorable terms to other debtors. As of December 31, 2012, Investment Bank of Greece retained $100 outstanding principal amount of the 7% Notes.

The Company recorded a BCF totaling $100,536 as a contra liability (discount) that had to be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2012, $71,561 of the BCF was amortized and reflected as interest expense in the statement of operations ($8,161 for the year ended December 31, 2011, and $5,942 for the year ended December 31 2010). In addition, as a result of the agreement with Focus Maritime Corp., the Company recorded an inducement loss of $293,109, which is included in Loss on extinguishment of convertible notes. Accordingly, in the aggregate, $100 and $125,000 of the 7% Notes remained outstanding as at December 31, 2012 and December 31, 2011, respectively.

The amount regarding the 7% Notes presented in the consolidated balance sheets is as follows:

7% Notes
Balance at January 1, 2010	$39,283
Amortization of the Beneficial Conversion Feature	5,942
Make whole fundamental change	5
Balance at December 31, 2010	$45,230
Amortization of the Beneficial Conversion Feature	8,161
Make whole fundamental change	0
Balance at December 31, 2011	$53,391
Amortization of the Beneficial Conversion Feature	71,561
Partial Conversion of the Convertible Senior Notes	(124,900)
Balance at December 31, 2012	$52

As of December 31, 2012, the Company was not in compliance with its financial covenants on this indebtedness and had defaulted on three coupon payments. As such, the full amount outstanding was reclassified to current liabilities.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

(b) Senior Convertible 4.5% Note

In connection with the agreement with Lemissoler Maritime Company W.L.L. (refer to Note 17), on December 31, 2012, the Company issued $50,000 in aggregate principal amount of its notional 4.5% Senior Convertible Note due in 2022 to Prime (the “4.5% Note”). The 4.5% Note will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or earlier upon redemption, repurchase or conversion in accordance with its terms. At the option of the Company, subject to certain conditions, interest and principal payments may be satisfied by issuing additional common shares of the Company (rather than in cash).

The amount of shares to be paid is calculated by dividing (i) the per share amount equal to 80% of the arithmetic average of the daily volume-weighted average price (“VWAPs”) of the Company’s common shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the interest payment date into (ii) an amount equal to the total amount of cash such holder would receive if the aggregate amount of interest on the 4.5% Note was being paid in cash. The 4.5% Note is convertible, at a holder’s option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms. The holder has the right to convert the principal amount of the 4.5% Note, or any portion of such principal amount which is at least $1 (or such lesser principal amount of the 4.5% Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable common shares of the Company (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of the 4.5% Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the 4.5% Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date. The Conversion Price means an amount equal to 80% of the arithmetic average of the daily VWAPs of the common shares of the Company for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the conversion date. If the holder does not convert the 4.5% Note prior to the maturity date, then so long as no certain events of default (“Events of Default”) or an event triggering a repurchase (“Repurchase Event”) has occurred and is continuing, the principal of and accrued interest on the 4.5% Note that is outstanding on the maturity date shall automatically convert, without further action by the holder, into common shares of the Company. The number of common shares issued by the Company to the holder upon such conversion shall be the quotient obtained by dividing (x) the outstanding principal of and accrued interest on the 4.5% Note on the maturity date by (y) the Conversion Price then in effect.

The Company may redeem all or part of the outstanding principal amount of the 4.5% Note at any time, subject to certain conditions, at a redemption price in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note plus (2) accrued and unpaid interest on such principal amount to the redemption date plus (3) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (2) at the rate provided in the 4.5% Note to the redemption date, subject to certain conditions specified in the 4.5% Note. If a Repurchase Event occurs, the holder will have the right, at the holder’s option, to require the Company to repurchase all of the 4.5% Note, or any portion thereof, on a repurchase date that is five business days after the date of the holder delivered its notice with respect to such Repurchase Event. The repurchase price will be an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note that the holder has elected to be repurchased plus (2) accrued and unpaid interest on such principal amount to the date of such repurchase plus (3) accrued and unpaid default interest, if any, thereon at the rate provided in the 4.5% Note to the date of such repurchase. If an Event of Default shall have occurred, then the applicable interest rate shall be increased to 6.5% per annum during the period from the date of such Event of Default until the date no Event of Default is continuing. The Company may, at its option, subject to certain conditions, make any payments required to be made by the Company to the holder upon acceleration of the 4.5% Note by reason of certain Events of Default in common shares of the Company.

On the date of the issuance, the fair value of the 4.5% Note amounted to $62,500. As of December 31, 2012, the Company was not in compliance with certain covenants on this indebtedness.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

17. CAPITAL LEASE OBLIGATIONS

(a) Northern Shipping Fund LLC

In June 2011, the Company entered into an agreement with Northern Shipping Fund LLC for the sale and immediate bareboat leaseback of the Post-Panamax dry bulk vessel, the Newlead Endurance. The net proceeds for the sale were $26,600 and the bareboat leaseback charter period was seven years. NewLead retained call options to buy the vessel back during the lease period at pre-determined decreasing prices at the end of each of the seven years starting from the first year, with the last call option price at $26,500 at the end of the lease term. Moreover, a put option existed, which if exercised, would have required the Company to repurchase the vessel for approximately $26,500 at the end of the lease term. The call or put option price was to be paid in cash. On February 14, 2012, an amendment agreement was signed, eliminating the existing put option.

The Company concluded that it had retained substantially all of the benefits and risks associated with such vessel and has treated the transaction as a financing, resulting in an immediate loss of $208. On March 14, 2012, the Company received enforcement notices from Endurance Shipping LLC whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter, and the vessel was delivered back to Northern Shipping Fund LLC. On March 31, 2012, the Company entered into a deed of release with Endurance Shipping LLC, the owner of the Newlead Endurance, pursuant to which the Company was unconditionally released from its guarantee under the bareboat charter for the Newlead Endurance, which had been chartered-in by Curby Navigation Ltd., and all its obligations and liabilities under the relevant finance lease documentation. In connection with the enforcement notices, the Company also received a termination notice in respect of the ship management agreement between Curby Navigation Ltd. and Newlead Bulkers S.A., which had been the manager of the Newlead Endurance. As of December 31, 2012, no outstanding balance on the lease debt remained. The loss on the transaction amounted to $5,645 and is included in Loss from discontinued operations.

(b) Lemissoler Maritime Company W.L.L.

In November 2010, the Company entered into an agreement with Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86,800 and the bareboat leaseback charter period was eight years. NewLead retained call options to buy the vessels back during the lease period at pre-determined decreasing prices and was obligated to repurchase the vessels for approximately $40,000 at the end of the lease term. The repurchase obligation could be paid partially in cash and partially in common shares, at the Company’s option.

The Company concluded that it had retained substantially all of the benefits and risks associated with such vessels and has treated the transaction as a financing, resulting in an immediate loss of $2,728 (for those vessels where their fair value was below their carrying amount) and deferred gain of $10,540 (for those vessels where their fair values was above their carrying amount) which had been amortized over the life of each vessel. The unamortized portion of $9,083 as of December 31, 2011 was written off upon the redelivery of the vessels and is reported under discontinued operations. The amortization for the years ended December 31, 2011 and 2010 amounted to $1,316 and $141, respectively, and is reported under discontinued operations.

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, the Company completed the redelivery of the four dry bulk vessels, the Australia, the Grand Rodosi, the China and the Brazil, to their owners which are affiliates of Lemissoler. On November 28, 2012, the Company entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime, which sets out the terms and conditions on which Lemissoler has agreed to the settlement of amounts outstanding and due to them from the Company pursuant to various agreements that had been entered into between the Company and Lemissoler (the “Lemissoler Indebtedness”) and a standstill and waiver of Lemissoler’s right to take action in respect of the Lemissoler Indebtedness and the failure of the Company to perform their respective obligations under such agreements, which includes, for the avoidance of doubt, any existing or future liabilities under agreements relating to the operation of vessels chartered or assigned to Lemissoler.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Pursuant to the Settlement Agreement: (a) the Lemissoler Indebtedness was settled by issuing (i) 109,351,314 common shares of the Company to Prime; and (ii) $50,000 aggregate principal amount of the Company’s 4.5% Senior Convertible Note due 2022 to Prime (the “4.5% Note”) with such terms as described below; and (b) all fees, costs and expenses incurred by Prime in connection with the transaction will be paid from the issuance of 487,805 common shares of the Company (covering $400 in fees) to Prime (with any shortfall from the sale of the common shares to be fully paid and settled by the Company, which may be satisfied by issuing further common shares of the Company to Prime). As of December 31, 2012, Prime received 109,351,314 common shares of the Company for the outstanding balance and 487,805 common shares of the Company for the fees, costs and expenses incurred by Prime and the Company issued to Prime the 4.5% Note (refer to Note 16). In addition, in connection with the Settlement Agreement, the Company entered into a registration rights agreement with Prime, pursuant to which NewLead is obligated to file a registration statement or registration statements covering the potential sale of the common shares of the Company issued to Prime and the shares of the Company’s common shares issuable upon conversion of the 4.5% Note. Prime may also request that the Company file a registration statement on Form F-3 if NewLead is entitled to use such form, or request that their purchased common shares be covered by a registration statement that the Company is otherwise filing (i.e., piggy-back registration). As a result of the agreement with Prime, the Company recorded an aggregate loss of $50,574, which is included in Loss from discontinued operations.

As of December 31, 2012, no outstanding balance remained on the lease debt. On January 30, 2013, the Company was formally released from all of its obligations and liabilities under the relevant finance lease documentation.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

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

On December 20, 2011, the Board of Directors amended the Plan to increase the number of common shares reserved for issuance from 583,334 shares to 2,083,334 shares to better enable the Company to offer equity incentives to its officers, directors, employees and consultants.

In addition, the Company may grant restricted common shares and share options to third parties and to employees outside of the Plan. During the year ended December 31, 2012 and 2011 approximately 1,659,000 and 1,214,000 shares, respectively, were granted to former employees, officers, executive officers, board of directors members and consultants, which vested upon their issuance. For shares issued to third parties refer to Note 19, and for shares granted/issued after December 31, 2012, refer to Note 25.

Employment and Severance Agreements

On January 2, 2012, the Company entered into employment agreements with two of the Company’s then executive officers, Nicholas G. Fistes (resigned in December 2012), and Michail S. Zolotas, which entitle each executive to an annual base salary and an annual incentive bonus that is payable in the Company’s common shares.The agreements are retroactive for the years 2010 and 2011 and effective until December 31, 2016, after which they will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreements. Pursuant to the employment agreements, both executives were entitled to the following compensation: (1) for the period between October 13, 2009 until the end of 2010, were entitled to an aggregate base salary of $1,300 and a bonus of $300, which was paid in shares priced at $24.00 per share, resulting in an aggregate of issuance of 66,667shares, (2) for 2011, they were entitled to an aggregate base salary of $1,300 and bonus of $300, which was paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 800,000 shares; and (3) for each year from 2012 until the end of 2016, they will be entitled to an aggregate base salary of $1,450 and bonus of $1,450, which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 1,450,000 shares. Under each employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to five times his then current base salary and five times the annual bonus for the prior year within 30 days following the effectiveness of the termination. If an executive’s employment is terminated for “cause” or voluntarily by the employee without “good reason,” the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination.

On January 1, 2013, an amendment to the employment agreement with Michail S. Zolotas was signed. Pursuant to the amended employment agreement, Michail S. Zolotas will be entitled, for the fiscal years 2013 through 2018, to an aggregate base salary of $1,500 per year, which will be paid in advance and in common shares of the Company. The Company agreed to pay the annual base salary owed to Michail S. Zolotas for fiscal year 2013 by May 30, 2013 and on May 31, 2013, 5,083,769 common shares were issued. The share price used for the calculation of the shares was the average closing price of the Company’s common stock for the last thirty trading days prior to the date on which the shares were delivered to Michail S. Zolotas. For fiscal year 2014 and for each subsequent year, the share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 365 days prior to the date on which the shares are delivered to the Michail S. Zolotas. Pursuant to the terms of the amended employment agreement, for fiscal years 2013 through 2018, Michail S. Zolotas will also be entitled to an aggregate bonus of $4.5 million per year, which will be paid in common shares or warrants. The share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 60 trading days prior to the date on which the target bonus is granted to Michail S. Zolotas. The target bonus for each performance period will be determined on an annual basis and based on such factors as the board and Michail S. Zolotas shall in good faith agree, such factors to be agreed no later than 60 days following the start of each performance period, except in the year 2013 where the target bonus of Michail S. Zolotas was granted on May 30, 2013. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, Mr. Zolotas is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement), he will be entitled to a cash payment equal to (i) twenty times his then-current base salary and (ii) twenty times his annual bonus for the prior year within 30 days following the effectiveness of the termination.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

On January 2, 2012, the Company entered into severance agreements with certain of its key employees, not including Michail S. Zolotas. If on or after the effective date of a change of control and prior to the second anniversary of the effective date of a change of control, the severance agreements are terminated without “cause,” or the employee resigns for “good reason,” the employee will be entitled to (i) five times his then current base salary, (ii) five times his annual bonus and (iii) the lesser of (x) the number of shares of the Company’s common shares valued at two times his annual bonus at a price per share equal to the average trading price during the previous 30 trading days or (y) 20,000,000 shares, in each case within 30 days following the effectiveness of the termination. As used in the employment agreements and the severance agreements, “change of control” means: (i) the sale or disposition, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of more than 50% of the assets of the Company to any “person” or “group” (as such terms are defined in Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); (ii) any person or group is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of the Company’s outstanding equity representing more than 50% of the total voting power of the Company’s equity; or (iii) the Company undergoes a merger, reorganization or other consolidation in which the owners of the Company’s outstanding equity ownership immediately prior to such merger, reorganization or consolidation own less than 50% of the surviving entity’s voting power immediately after the transaction.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Restricted Common Shares

The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares as quoted on the NASDAQ Stock Market on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.

During the years ended December 31, 2012 , 2011, and 2010, the Company recognized compensation cost related to the Company’s restricted shares of $2,412, $1,884 and $1,838, respectively.

A summary of the activity relating to restricted common shares during the years ended December 31, 2012, 2011 and 2010 is as follows:

	Number of Shares	Weighted Average Fair Values	Weighted Average Vesting Period (Years)
Outstanding and non-vested shares, as of January 1, 2010 (1)	181,667	$15.01	1.8
Granted (2)	12,085	11.04	1.2
Outstanding and non-vested shares, as of December 31, 2010	193,752	14.76	1.7
Granted (3), (4), (5), (6)	1,984,751	0.93	2.4
Forfeited (1), (2), (3), (4)	(65,651)	3.38	-
Vested (1), (2)	(181,252)	14.94	-
Outstanding and non-vested shares, as of December 31, 2011	1,931,600	0.92	2.4
Forfeited (4), (6)	(517,736)	0.91	-
Vested (1), (3), (4), (5), (6)	(589,538)	0.83	-
Outstanding and non-vested shares, as of December 31, 2012	824,326	$0.99	2.9

(1)	181,667 shares were granted on the date of the recapitalization; 166,667 shares had a two-year vesting schedule (at January 1, 2011 and 2012), of which 83,334 shares, with an original vesting date January 1, 2012, were vested in July 15, 2011 upon the resignation of the former Chief Financial Officer; and 15,000 shares had a three-year vesting schedule (at January 1, 2011, 2012 and 2013), of which 5,000 shares, with an original vesting date of January 1, 2012 and January 1, 2013, were forfeited on December 31, 2011 due to the resignation of two board members. The remaining 2,500 shares will fully vest on January 1, 2013.

(2)	6,668 shares were granted on January 1, 2010 and vested over a one year period (January 1, 2011). 5,417 shares were granted on April 15, 2010, of which: (a) 1,667 vested over a one year period (January 1, 2011) and (b) 3,750 with an original three-year vesting period (at January 1, 2011, 2012 and 2013) were treated as follows: (i) 1,250 vested on January 1, 2011 and (ii) the remaining 2,500 were forfeited on December 31, 2011 due to the resignation of one board member.

(3)	8,335 shares were granted to members of the board of directors on February 1, 2011. Of such shares, 5,001 shares were forfeited on December 31, 2011 due to the resignation of three board members and 3,334 shares were fully vested in 2012.

(4)	365,250 shares were granted on April 1, 2011 to employees, officers and directors with original vesting date April 1, 2013. Of such shares, 53,150 shares were forfeited during 2011 and 92,150 as of December 31, 2012. 50,600 were fully vested as of December 31, 2012. The remaining 169,350 shares will fully vest on April 1, 2013, unless forfeited prior to such time.

(5)	350,000 shares were granted to members of the board of directors on December 21, 2011, of which 140,000 shares were vested upon issuance (February 15, 2012) and the remaining 210,000 shares were vested on December 31, 2012.

(6)	1,261,166 shares were granted on December 21, 2011 to employees, officers and directors which were to be vested as follows: (i) 314,930 shares, were to be vested over four years with 25% of the grants being vested on each of the first, second, third and fourth anniversary of the issuance date (February 15, 2013, February 15, 2014, February 15, 2015 and February 15, 2016, respectively); and (ii) 946,236 shares were to be vested on the third anniversary of the issuance date (February 15, 2015). During 2012, 425,586 of such shares were forfeited and 183,104 were fully vested earlier than their original vesting date, upon approval from the Board of Directors. The remaining 652,476 shares will fully vest on their original vesting date, unless forfeited prior to such time.

Compensation cost of $309 related to non-vested shares will be primarily recognized up to February 15, 2016.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Share options

The summary of share option awards is summarized as follows (in thousands except per share data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Vesting Period (Years)
Outstanding, as of January 1, 2010 (1)	275,000	$27.45	$6.24	3.0
Outstanding, as of December 31, 2010	275,000	27.45	6.99	3.0
Forfeited (1)	(104,167)	19.80	9.33	-
Outstanding, as of December 31, 2011	170,833	32.12	6.96	3.0
Outstanding, as of December 31, 2012	170,833	$32.12	$6.96	3.0
Exercisable at December 31, 2012	170,833	$32.12	$6.96	-

(1)	In 2008, the Company granted 25,000 share options to purchase common shares subject to a vesting period of three annual equal installments. On October 13, 2009, all these shares were vested due to the recapitalization.

In 2009, the Company granted 250,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting or forfeiture upon certain circumstances. The options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). Pursuant to the Board of Directors resolution dated October 14, 2010, the exercisable period of these share options extended for additional five years, i.e. until October 13, 2019. In July 2011, upon the resignation of the former Chief Financial Officer, the remaining 104,167 shares (i.e. 250,000 shares granted less 145,833 shares exercisable as of June 30, 2011) were forfeited. As a result, no unrecognized compensation existed as of July 2011.

During the year ended December 31, 2012 no share-based compensation cost was recognized, relating to the share options. During the year ended December 31, 2011 the Company recognized share-based compensation cost of $194 and a reduction of compensation expense of $496 due to the forfeited shares upon the resignation of the former Chief Financial Officer. During the year ended December 31, 2010 the Company recognized share-based compensation cost of $842, relating to the share options.

The weighted average contractual life of the share options outstanding as of December 31, 2012 was 6.6 years.

As of December 31, 2012, the intrinsic value of the Company’s share options was $0, since the share price of the Company’s common shares was less than the exercise price.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

19. COMMON SHARES AND DIVIDENDS

Common Shares

As a result of the issuance of restricted shares to employees, former employees, officers, executive officers, directors and consultants during the years ended December 31, 2012, 2011 and 2010, the Company’s share capital was increased by approximately 3,245,000 shares, 473,000 shares and 13,000 shares, respectively.

As a result of the issuance of shares to various vendors to settle outstanding invoices during the year ended December 31, 2012, the Company’s share capital was increased by approximately 10,328,000 shares. No such shares issued during the years ended December 31, 2011 and 2010.

As a result of the issuance of shares to Prime to settle outstanding lease obligations during the year ended December 31, 2012, the Company’s share capital was increased by approximately 109,839,000 shares (refer to Note 17).

As a result of the issuance of shares to Focus Maritime Corp.to settle outstanding 7% Notes during the year ended December 31, 2012, the Company’s share capital was increased by approximately 264,939,000 shares (refer to Note 16).

As a result of a joint venture arrangement that was entered into on April 2012, the Company’s share capital was increased by approximately 731,000 shares.

As a result of the agreement that NewLead entered into with Lemissoler (refer to Note 17), the Company’s share capital was increased by approximately 199,000 shares and 37,000 shares, which were issued in January 2012 and in January 2011, respectively.

As a result of the business combination that occurred on April 1, 2010 (refer to Note 5), the Company’s share capital was increased by approximately 700,000 shares, which reflected the consideration transferred to Grandunion to complete the business combination.

Dividends

During the years ended December 31, 2012, 2011, and 2010, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends. In addition, certain of the Company’s debt agreements contain covenants that limit its ability to pay dividends or prohibit the Company from paying dividends without the lender’s consent.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

20. FINANCIAL INSTRUMENTS

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, the 4.5% Note, accounts payable and accrued liabilities.

Fair Values

Derivative financial instruments are stated at their fair values. The carrying amounts of the following financial instruments approximate their fair values: cash and cash equivalents and restricted cash accounts, trade and other receivables, trade and other payables and derivative financial instruments. The fair values of long-term loans and capital lease obligations are estimated by taking into consideration the Company’s creditworthiness and the market value of the underlying mortgage assets. The 7% Notes had a fair value of $94,289 as of December 31, 2011 which was determined based on quoted market prices of debt with similar characteristics available for companies with comparable creditworthiness.

	Carrying amount	Fair Value	Carrying amount	Fair Value
	December 31, 2012		December 31, 2011
Assets
Cash and cash equivalents	$1,043	$1,043	$5,119	$5,119
Restricted cash	$1,342	$1,342	$281	$281
Trade receivables, net	$3,586	$3,586	$12,522	$12,522
Other receivables	$4,980	$4,980	$3,398	$3,398
Liabilities
Accounts payable, trade	$13,434	$13,434	$38,927	$38,927
Current portion of long-term debt	$78,739	$17,400	$339,722	$207,281
Senior convertible notes, net	$62,552	$62,552	$53,391	$94,289
Derivative financial instruments	$767	$767	$8,808	$8,808
Capital lease obligations	$-	$-	$107,527	$69,812
Due to managing agent	$184	$184	$184	$184

Warrants

During the fourth quarter of 2009, the Company authorized the issuance to a third party of a six-year warrant to purchase 416,667 common shares for advisory services provided in connection with the recapitalization. In connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, which resulted in $3,940 of debt issuance cost that was recorded as deferred issuance cost. These warrants were fair valued as of October 13, 2009 and were to be amortized over a period of six years. Upon conversion of the 7% Notes, the remaining unamortized amount of $1,860 was written off. The warrants were marked to market at every reporting date.

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

During 2010, the Company authorized the issuance to a third party of a ten-year warrant to purchase 112,500 common shares with a strike price of $3.00. The fair value of $956 of such warrants was recorded as deferred charges (refer to Note 12).

During 2012, the Company authorized the issuance to the third party of a ten-year warrant to purchase 750,000 common shares for advisory services provided in connection with the Restructuring, with a strike price of $0.25 (provided however that the third party surrenders its existing 416,667 and 112,500 described above, which were fair valued as of April 9, 2012 at $494). The warrants qualify for equity classification. The new warrants were fair valued as of April 9, 2012 at $1,000. These warrants were exercised during January 2013 and a total of 620,149 common shares were issued. The fair value of the warrant for the 750,000 shares has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable at for a period of up to 10 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 150%. The risk-free interest rate used was 2.06%.

On December 31, 2012, the Company authorized the issuance to the third party of a ten-year warrant to purchase 1,250,000 common shares for advisory services provided in connection with the Restructuring, with a strike price of $0.25. The warrants qualify for equity classification. The fair value of these warrants amounted to $509. The fair value of the warrant for the 1,250,000 shares has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable at for a period of up to 10 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 176%. The risk-free interest rate used was 1.73%. On May 21, 2013, the Company and the third party mutually agreed to terminate the warrant agreement.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Interest Rate Risk

Interest rate risk arises on bank borrowings. Considering its recent financial position and subject to the restructuring of the remaining credit facilities, the Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 15, “Long-term Debt”.

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks. The Company is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. As of December 31, 2012, those derivative instruments are in the counterparties’ favor. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

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

The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company’s long-term borrowings detailed in Note15. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

The details of the Company’s swap agreements are as follows:

Counterparty

						Fair Value
			Contract			As of	As of
	Value	Termination	Notional	Fixed	Floating	December 31,	December 31,
Interest rate swaps	Date	Date	Amount	Rate	Rate	2012	2011
Marfin Egnatia Bank	9/2/2009	9/2/2014	$37,400	4.08%	3-month LIBOR	$767	$1,373
Bank of Scotland*	7/6/2010	10/15/2015	$63,636	4.01%	3-month LIBOR	-	6,042
Bank of Scotland*	7/6/2010	10/15/2015	$13,333	4.01%	3-month LIBOR	-	1,393
						$767	$8,808

As of December 31, 2012 and 2011, the Company has defaulted on payments of interests on its swap agreements. As a result, the amounts of $767 and $8,808 are presented within current liabilities in the consolidated balance sheet.

*	These swaps were surrendered in conjunction with the foreclosure of vessel owning companies.

The total fair value change of the interest rate swaps is reflected in interest expense within the consolidated statements of operations. These amounts were a gain of $564, $1,153 and $367 for the years ended December 31, 2012, 2011 and 2010, respectively. The related asset or liability is shown under derivative financial instruments in the balance sheet.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Fair Value Hierarchy

The guidance on fair value prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring and a non-recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2011
Assets
Cash and cash equivalents	$5,119	$5,119	$-	$-
Restricted cash	$281	$281	$-	$-
Vessels under construction	$7,055	$-	$7,055	$-
Assets held for sale	$21,370	$-	$21,370	$-
Vessels	$210,850	$-	$210,850	$-
Liabilities
Current portion of long-term debt	$207,281	$-	$207,281	$-
Senior convertible notes, net	$94,289	$-	$94,289	$-
Interest rate swaps	$8,808	$-	$8,808	$-
Capital lease obligations	$69,812	$-	$69,812	$-
December 31, 2012
Assets
Cash and cash equivalents	$1,043	$1,043	$-	$-
Restricted cash	$1,342	$1,342	$-	$-
Vessels	$4,775	$-	$4,775	$-
Liabilities
Current portion of long-term debt	$17,400	$-	$17,400	$-
Senior convertible notes, net	$62,552	$-	$62,552	$-
Interest rate swaps	$767	$-	$767	$-

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

The Company’s assessment included its evaluation of the estimated fair market values for each vessel based on market transactions for which management assumes responsibility for all assumptions and judgments used, compared to the carrying value. Where possible, the Company’s valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers’ and sellers’ ideas of similar vessels and other information they may possess. Based on this, the Company makes an assessment of what the vessel is worth at a given time, assuming that the vessel is in good working order and its hull and machinery are in a condition to be expected of vessels of its age, size and type, that the vessel’s class is fully maintained and free from all conditions and the vessel is in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

21. COMMITMENTS AND CONTINGENT LIABILITIES

(1) Commitments

Rental Agreements

The Company has entered into office and warehouse rental agreements with a related party, Terra Stabile A.E. (“Terra Stabile”), which is controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors (see Note 23), at a monthly rate of approximately €27,200, according to the original terms (for amendments in these rental agreements refer to Note 25). These rental agreements vary in duration—the longest agreement will expire in April 2022.

The committed rent payments to Terra Stabile as of December 31, 2012 were:

December 31, 2013	$434
December 31, 2014	440
December 31, 2015	447
December 31, 2016	454
December 31, 2017	460
Thereafter	1,910
$4,145

Coal Sale Purchase Agreements (Purchase Agreements)

As of December 31, 2012, New Lead JMEG LLC, a joint venture affiliate of the Company (see Note 6) entered into two Sale Purchase Agreements with a third party to purchase thermal coal (used in power plants for electricity generation and other industrial uses) from Kentucky, USA. The commencement period of the agreements, which were revised on March 17, 2013, is considered to be the first shipment of coal, which is expected to take place during the fourth quarter of 2013 or as otherwise agreed.

The commitments as of December 31, 2012 were:

BTU	Year	Amount
12,300	1	$47,028
12,300	2	64,350
12,300	3	64,350
12,300	4	64,350
12,300	5	64,350
		304,428
10,800	1	40,154
10,800	2	54,945
10,800	3	54,945
10,800	4	54,945
10,800	5	54,945
		259,934
		$564,362

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Commercial and Technical Ship Management Agreements

As of December 31, 2012, 2011 and 2010, the commercial and technical management services of all the Company’s owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers. Outstanding balances, due to managing agents as at December 31, 2012 and 2011, relate to amounts generated prior to the termination of the agreements with the previous managers in prior periods (see Note 23).

Commitment exit

In the third quarter of 2010, the Company entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31,800, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, the Company cancelled such agreement and subsequently agreed to a final, mutual settlement in full of all the claims under the subject sale and purchase contract. In compliance with the terms and conditions of this settlement agreement, dated December 21, 2010, the Company released to the sellers the deposit of $3,177 and further incurred a termination fee of $1,950, which was paid in January 2011. The total of $5,127 was included in Impairment losses in continuing operations in 2010.

(2) Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. As of December 31, 2012, the Company has provided in respect of all claims an amount equal to $3,454 ($7,615 as of December 31, 2011). Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

•	The vessel Grand Rodosi was involved in a collision in October 2010 with the fishing vessel “Apollo S”. As of December 31, 2012, the Company estimated that the expected possible losses amount to approximately $500, which, however, are 100% covered by the P&I Association:

a)	Pollution cleanup costs — the Company has a provided guarantee for A$500,000.

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

22. TAXATION

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

23. TRANSACTIONS INVOLVING RELATED PARTIES AND AFFILIATES

Terra Stabile A.E./ Terra Norma A.E.

The Company leases office space as well as warehouse space in Piraeus, Greece from Terra Stabile, which is controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. In November 2009, the Company and Terra Stabile entered into a 12-year lease agreement in relation to the office space and on April 28, 2010, the Company and Terra Stabile entered into a 12-year lease agreement for the warehouse space (see Note 21). In July 2012, the Company entered into two six-month lease agreements with Terra Norma A.E., which is also controlled by Mr. Zolotas in relation to office parking. Total rent for the years ended December 31, 2012, 2011 and 2010 was approximately $346, $484 and $340, respectively. During the year ended December 31, 2012, the Company issued, according to their respective settlement and subscription agreements, approximately an aggregate of 475,000 shares which vested upon issuance, to settle outstanding liabilities of $552 with Terra Stabile and Terra Norma.

Management Services and Commissions

Magnus Carriers, a company owned by two of the Company’s former officers and directors, is a company that provided commercial management services to certain Company’s vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled to a commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by the Company on May 1, 2009. For the years ended December 31, 2012, 2011 and 2010, these commissions and management fees were $0, $0 and $135, respectively (figures include continuing and discontinued operations).

Sea Breeze

As part of attaining revenue (commissions) for the Company’s vessels, the Company contracted with a related entity, Sea Breeze Ltd., of which one of the Company’s former directors is a shareholder. In addition, the Company paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the years ended December 31, 2012, 2011 and 2010, the commissions amounted to $0, $0 and $111, respectively (figures include continuing and discontinued operations).

Newfront Shipping S.A. – Stamford Navigation Inc.

At December 31, 2009, the vessel Australia had technical ship management and commercial management agreements with Stamford Navigation Inc. (“Stamford”) and Newfront Shipping S.A. (“Newfront”), and the vessels China and Brazil had technical ship management and commercial management agreements with Newfront. Stamford and Newfront are both related parties with shareholders in common. The agreed annual management fees were approximately $185 per vessel. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies signed agreements with Newlead Bulkers S.A. for the provision of commercial and technical ship management services (see below). For the years ended December 31, 2012, 2011 and 2010, the management fees for Newfront were approximately $0, $0 and $50, respectively, and for Stamford were approximately $0, $0 and $28, respectively.

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

As of December 31, 2012, the commercial and technical management services of all of the Company’s owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

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

As of December 31, 2012, the commercial and technical management services of all of the Company’s owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

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

Domina Petridou O.E.

The Company leased office space in Glyfada, Greece from Domina Petridou O.E., a company in which one of the Company’s former directors is a shareholder. In November 2005, the Company entered into a 10-year lease agreement with the landowner. In October 2007, the Company entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010, respectively. Total rent for the years ended December 31, 2012, 2011 and 2010, amounted to approximately $0, $0 and $17, respectively.

Aries Energy Corporation

On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with which NewLead had a significant shareholder in common at that time and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, is one of the Company’s stockholders and is one of the principals of Aries Energy Corporation. The vote on Rocket Marine’s shares was controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left the Company’s board in October 2009. Accordingly, even though Rocket Marine was a principal stockholder at that time, neither it nor Mr. Petrides had the ability to influence the Company. The voting agreement between Rocket Marine Inc. and Grandunion expired on February 29, 2012. Management believes that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party.

Affiliates

On April 11, 2012, through one of its wholly-owned subsidiaries, NewLead Holdings (US) Corp., the Company established New Lead JMEG LLC with J Mining & Energy Group, Inc. as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. The Company has joint control with J Mining & Energy Group, Inc. of New Lead JMEG LLC and is entitled to and is liable for the total net assets of the joint venture. On December 20, 2012, Jan M. Berkowitz, the President and Chief Executive Officer of J Mining & Energy Group, Inc., was nominated, constituted and appointed with full power to execute and legally bind the Company in any and all contracts relating to coal mining and sales of coal in the United States and to act on behalf of the Company in the negotiation of deals related to coal-bearing properties in the United States.

For more details for these transactions refer to Note 6.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

24. DISCONTINUED OPERATIONS

During the year ended December 31, 2012, the Company sold twelve vessels and one hull, and three lenders foreclosed on the shares of the respective vessel owning companies and determined that the sales and the foreclosures met the requirements for these vessels and vessel owning companies to be classified as discontinued operations, which are reflected in the Company’s consolidated statements of operations for all periods presented. See also Notes 10 and 11.

During 2011, the Company had sold four vessels and determined that the sale of these vessels met the requirements for these vessels to be classified as discontinued operations, which are reflected in the Company’s consolidated statements of operations for all periods presented. See also Notes 10 and 11. In addition, as of December 31, 2011, the Company classified four vessels as “Assets held for sale”.

Vessels

On April 6, 2012, the Company signed a memorandum of agreement in respect of each of the Hiona and the Hiotissa. On July 19, 2012 and on July 27, 2012, the Company sold the Hiona and the Hiotissa, respectively, to two unrelated parties for proceeds of approximately $28,500 for each vessel. The gain on the sale of the vessels amounted to $18,011 and is included in Loss from discontinued operations. The Company paid an address commission of 1.5% of the purchase price as a sales commission.

On April 5, 2012, the Company signed a memorandum of agreement in respect of the Newlead Venetico and on May 8, 2012 sold the vessel to an unrelated party for proceeds of approximately $9,450. The loss on the sale of the vessel amounted to $1,268 and is included in Loss from discontinued operations. The Company paid an address commission of 4.25% of the purchase price as a sales commission.

On March 21, 2012, the Company signed a memorandum of agreement relating to the Navios Serenity and on March 26, 2012 sold the vessel to an unrelated party for proceeds of approximately $26,000. The loss on the sale of the vessel amounted to $49 and is included in Loss from discontinued operations.

On February 24, 2012, the Bank of Scotland plc issued notices of enforcement and notices of default and acceleration in relation to their respective loan agreements, each dated April 15, 2010 (collectively, the “Kamsarmax Syndicate Facility Agreements”), between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders (see Note 15). Ayasha and Bethune were the shipowning companies of the vessels Newlead Tomi and Newlead Gujarat, respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Syndicate Facility Agreements and the vessels were handed over to the lenders’ control. The gain on the transaction resulting from the release of the respective liabilities to the lender amounted to $24,576 and is included in Loss from discontinued operations.

On February 10, 2012, the Company signed a memorandum of agreement relating to the Newlead Esmeralda and on February 16, 2012 sold the vessel to an unrelated party for proceeds of approximately $11,400. The loss on the sale of the vessel amounted to $28 and is included in Loss from discontinued operations.

On December 29, 2011, the Company signed a memorandum of agreement relating to the Grand Ocean and on January 11, 2012 sold the vessel to an unrelated party for proceeds of approximately $8,150. The loss on the sale of the vessel amounted to $457 and is included in Loss from discontinued operations. As of December 31, 2011, the Grand Ocean was classified as an asset held for sale, and was written down to its recoverable amount. The Company paid a 2% address commission and a 1% brokerage commission of the purchase price as sales commission to an unrelated party.

On December 20, 2011, the Company entered into a memorandum of agreement with an unrelated party for the sale of four LR1 product tanker vessels. The sale of two vessels, the Newlead Fortune and the Newlead Avra, was completed on December 22, 2011 for a net aggregate selling price of $63,758. The gain on the sale of these two vessels amounted to $8,640 and is included in Loss from discontinued operations in the accompanying statements of operations and cash flows. As of December 31, 2011, the Newlead Compass and the Newlead Compassion were classified as assets held for sale and the sale was completed on January 31, 2012 for a net aggregate selling price of $79,197. The gain on the sale of these two vessels amounted to $14,267 and is included in Loss from discontinued operations.

On August 12, 2011, First Business Bank and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity, which were sold on September 13, 2011 and September 20, 2011, respectively, for a net aggregate selling price of $33,548. The gain on the sale of these two vessels amounted to $4,931 and is included in Loss from discontinued operations in the accompanying statements of operations and cash flows.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Container vessels

From 2005 until 2010, the Company owned a number of container vessels, chartering them to its customers (the “Container Market”). The Container Market was fully discontinued as of December 31, 2009 and the last two vessels were sold in January 2010.

On January 7, 2010, the Company sold the Saronikos Bridge to an unrelated party for net proceeds of $5,348. The gain on the sale of the vessel amounted to $1,226. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 23). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.

On January 20, 2010, the Company sold the MSC Seine to an unrelated party for net proceeds of $5,399. The gain on the sale of the vessel amounted to $1,271. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 23). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.

Vessels under construction

On February 20, 2012, the Company received a default letter from the yard in respect of the delay of the payment of an installment of $7,400 after the completion of the “steel cutting” in September 2011 for the Handysize Hull 4029. On May 22, 2012, the Company signed an agreement with the shipbuilder and the Shipbuilding Contract with SPP Shipbuilding Co., Ltd., the prior contract with the yard, was terminated and ceased to be valid. Under this agreement, the Company and the yard mutually waived all rights and released and discharged each other from all liabilities, obligations, claims and demands. This agreement resulted in the Company being released from the $7,400 liability to the yard and the $7,240 write-off of the balance of the vessel under construction. In addition, on May 22, 2012, the Company was released from its obligations under the related Handysize Syndicate Facility Agreement for the Handysize Hull 4029, which were $5,492 (see Note 15). Furthermore, the obligation under the purchase option liability of $1,779 was written off upon the termination of the shipbuilding contract. The net gain resulting from these transactions and any other costs related to the sale amounted to $7,424 and is included in Loss from discontinued operations.

Leased vessels

On March 14, 2012, the Company received enforcement notices from Endurance Shipping LLC whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter (see Note 17). On March 14, 2012, the Company redelivered the Newlead Endurance to Northern Shipping Fund LLC pursuant to a redelivery agreement in respect of the capital leasing arrangement. As part of this redelivery agreement, the Company was released from all its obligations and liabilities under the relevant finance lease documentation. The loss on the transaction amounted to $5,645 and is included in Loss from discontinued operations.

On March 19, 2012, the Company entered into an agreement with Prime Lake Maritime Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.) in order to redeliver the vessel Brazil, in settlement of part of the vessel’s outstanding debt. The redelivery of the vessel was completed on March 19, 2012.

On February 3, 2012, the Company entered into an agreement with Prime Hill Maritime Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.) in order to redeliver the vessel Grand Rodosi, in settlement of part of the vessel’s outstanding debt. The redelivery of the vessel was completed on February 7, 2012.

On February 3, 2012, the Company entered into an agreement with Prime Time Maritime Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.) in order to redeliver the vessel China, in settlement of part of the vessel’s outstanding debt. The redelivery of the vessel was completed on February 11, 2012.

On October 21, 2011, the Company entered into an agreement with Prime Mountain Shipping Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.), in order to redeliver the vessel Australia, in settlement of part of the vessel’s outstanding debt, for a gross aggregate price of $13,220. As of December 31, 2011, the Australia was classified as an asset held for sale, and was written down to its recoverable amount. The redelivery of the vessel was completed on January 31, 2012. The Company paid an address commission of 3.5% of the purchase price as a sales commission.

The aggregate loss of the redelivery of these four vessel amounted to $669 and is included in Loss from discontinued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

The following table represents the revenues and net loss from discontinued operations:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
Operating Revenues	$14,187	$95,773	$86,503
Net loss	$(1,800)	$(166,679)	$(13,803)

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net loss. In addition to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures. The Company recorded an impairment charge on vessels in the amount of $0, $150,161 and $0 for the years ended December 31, 2012, 2011 and 2010, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

25. SUBSEQUENT EVENTS

a) Common Shares, Restricted Common Shares and Warrants

During the period from January 1, 2013 until August 30, 2013, the Company issued an aggregate of 3,786,014 common shares, which vested upon issuance, to various vendors in order to settle outstanding liabilities totaling $2,223. On February 5, 2013, the Company issued an aggregate of 43,931 common shares, which vested upon issuance, to an ex-director in order to settle outstanding liabilities of approximately $44.

On April 9, 2012, 750,000 warrants were issued to a third party. On January 23 and 24, 2013, the warrants were exercised and the Company issued an aggregate of 620,149 common shares.

On April 1, 2013, the Company granted (except for the grants described in (ii) below which were granted per the terms of their employment agreements) and issued the following common shares: (i) 13,452,038 common shares to the Chairman, Mr. Zolotas, and 2,373,308 common shares to top management employees, of which 40% vested upon issuance and the remaining shares will vest 30% on April 1, 2014 and 30% on April 1, 2015, granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company; (ii) 266,964 and 436,851 common shares to Nicholas G. Fistes, the former Chairman, and Mr. Zolotas, respectively, in connection with their 2012 annual base salaries under the terms of their respective employment agreements, which vested upon issuance; (iii) 1,267,603 common shares to employees and consultants, which vested upon issuance, granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company; (iv) 700,000 common shares to non-executive directors, which vested upon issuance; (v) 16,399,703 shares to the former Chairman, Nicholas G. Fistes, after his resignation as part of his compensation package, which vested upon issuance; (vi) 4,166,667 shares to one of the Company’s executive officers, after his resignation and as part of his compensation package, which vested upon issuance and (vii) 30,000 shares to two employees after their resignation and as part of their compensation packages, which vested upon issuance. The 2,373,308 common shares granted in (i) and all of the shares granted in (iii), (iv) and (vi) are subject to anti-dilution provisions, in the event of any reverse stock split within 18 months from the grant date.

On May 16, 2013, the Company authorized the issuance to a third party of a two-year warrant to purchase 1,666,667 common shares in exchange for $250,000, with an exercise price of $0.15.

On May 31, 2013, the Company issued 5,083,769 common shares to Mr. Zolotas in connection with his 2013 annual base salary under the terms of his employment agreement, which vested upon issuance.

b) Lease Agreements

On January 1, 2013, the Company entered into two six-month lease agreements with Terra Norma A.E., which is controlled by Mr. Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors in relation to office parking space for a monthly aggregate rate of approximately €2,400.

In addition, on January 1, 2013, the Company amended certain of its office rental agreements with Terra Stabile, which is also controlled by Mr. Zolotas (refer to Notes 21 and 23). According to the amendments, the aggregate monthly rate of approximately €27,200 was reduced to approximately €17,400 for the next two years.

Following the above mentioned agreements and amendments the committed rent payments to Terra Stabile A.E. and Terra Norma are:

December 31, 2013	$294
December 31, 2014	275
December 31, 2015	438
December 31, 2016	445
December 31, 2017	451
Thereafter	1,873
$3,776

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

c) Compliance and Deficiency Notices from The NASDAQ Stock Market

On September 13, 2012, the Company received a written notification from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that it was not in compliance with NASDAQ Listing Rule 5450(a)(1) because the minimum bid price of the Company’s common shares was below $1.00 per share for the previous 30 consecutive business days (the “minimum bid price requirement”). Pursuant to the NASDAQ Listing Rules, the Company was granted a 180-day compliance period in respect of the violation to regain compliance with the requirements of the NASDAQ Listing Rules. On January 24, 2013, the Company received notification from the NASDAQ Listing Qualifications department that it had regained compliance with the minimum bid price requirement pursuant to NASDAQ Listing Rule 5450(a)(1), as the closing bid price of the Company’s common shares exceeded $1.00 for 10 consecutive business days.

On April 4, 2013, the Company received another written notification from NASDAQ indicating that the Company was not in compliance with NASDAQ Listing Rule 5450(a)(1) because the minimum bid price of the Company’s common shares was below the minimum bid price requirement. Pursuant to the NASDAQ Listing Rules, the Company has been granted a 180-day compliance period to regain compliance with the requirements of the NASDAQ Listing Rules. The compliance period for the minimum bid price requirement ends on October 1, 2013. During the compliance period, the Company’s common shares will continue to be listed and traded on The NASDAQ Global Select Market. Pursuant to the NASDAQ Listing Rules, the Company may regain compliance with the NASDAQ Listing Rules if the minimum bid price of its common shares equals at least $1.00 per share for ten consecutive business days at any time during the compliance period pursuant to NASDAQ Listing Rule 5810(c)(3)(A).

Additionally, the Company had not filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”) before the due date of April 30, 2013 and therefore did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing. On May 16, 2013, the Company received a notice from NASDAQ (the “NASDAQ Letter”) stating that it was not in compliance with NASDAQ Listing Rule 5250(c)(1) (the “Rule”) because it did not timely file the Form 20-F with the Securities and Exchange Commission (the “SEC”). NASDAQ Listing Rule 5250(c)(1), in pertinent part, requires the Company to timely file all required periodic reports and other documents with the SEC. The NASDAQ Letter requested that the Company submit a plan to regain compliance with the Rule by July 15, 2013.

On July 10, 2013, the Company submitted to NASDAQ a plan to regain compliance with the Rule. After reviewing the Company’s plan to regain compliance, on August 5, 2013, NASDAQ granted an exception to enable the Company to regain compliance with the Rule. Under the terms of the exception, the Company must file its Form 20-F on or before September 2, 2013. As the Company is filing the Form 20-F before that date, it did not receive a notice of delisting of its common stock from NASDAQ.

d) Nickel Wire Transaction

On January 4, 2013, the Company, under a Nickel Purchase Agreement, acquired 3,750 grams of nickel wire (the “Nickel”) from N.M. Kandilis S.A. in exchange for 258,536,585 newly issued common shares of the Company. The shares were issued on March 1, 2013. The Nickel Purchase Agreement stated that the respective shares will be delivered for Nickel with a value of at least $212,000. In connection with the Nickel Purchase Agreement, two affiliates of N.M. Kandilis S.A., Vasileios Telikostoglou and Essential Holding LTD, entered into lock-up agreements with respect to the common shares of the Company to be issued under the Nickel Purchase Agreement. These lock-up agreements provided, among other things, that if the Nickel was not monetized within eighteen months of the date of the Nickel Purchase Agreement, then the lock-up agreements would be considered null and void and the shares would be cancelled. These affiliates also agreed in the lock-up agreements that if the Nickel was sold at a reduced price of at least a 45% discount of the agreed contractual sale price under the Nickel Purchase Agreement, the number of shares would be adjusted pro rata. The Company intended to use the investment of Nickel to provide collateral for loans funding its capital-intensive activities and to provide a platform upon which to execute its diversified growth strategy.

Following Company’s entry into the Nickel Purchase Agreement, PricewaterhouseCoopers Auditing Company S.A. (“PwC”), asked the Company’s audit committee to (i) conduct an investigation of the transaction between us and N.M. Kandilis S.A. within the scope of Section 10A of the Securities Exchange Act of 1934, as amended, (ii) investigate the origin of the Nickel, including its transfer from a Russian entity, its importation into the United Kingdom, the manner of its clearance through UK customs and whether N.M. Kandilis S.A. had proper title to the Nickel to effect the transaction, (iii) assess and report on the integrity of the Company’s management regarding the acquisition of the Nickel, (iv) assess whether the Company acquired legal ownership and good title of the Nickel and (v) advise as to any appropriate remedial action to be taken. The audit committee agreed with PwC’s request, and hired Debevoise & Plimpton LLP (“Debevoise”) to conduct the investigation.

The reports the Company had received from experts in the metals market, and used in connection with the closing of the Nickel transaction, valued much smaller quantities of nickel wire than the amount bought by the Company and the $212,000 valuation was an extrapolation derived by the Company’s management from the value of the Nickel per meter. While the investigation was ongoing, PwC hired a third party valuation analyst to perform an independent fair value analysis of the Nickel. The third party valuation analyst determined that the Nickel’s value was substantially less than the $212,000 in common shares paid as consideration for the Nickel. This substantially lower value was up to a 99% discount of the valuation used for the January 4, 2013 transaction. The Company believes the difference was partially due to a substantial illiquidity discount being placed on the Nickel due to the very large amount acquired. Further, the Company believes that prices received from the sale of the Nickel depend upon the country in which it is sold as well as the method of sale used. Company’s attempts to use the Nickel as collateral following its acquisition convinced the Company that it would be challenging to accomplish a sizable transaction due to the illiquid market.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Pursuant to a July 31, 2013 report to the audit committee, Debevoise concluded as follows:

•	It could not definitively confirm the source of the Nickel and did not see satisfactory documentation demonstrating the sale from its original manufacturer to N.M. Kandilis S.A. Although an investigator hired by Debevoise confirmed that certain Russian companies mentioned in the course of the investigation do manufacture nickel wire of similar characteristics to the Nickel in question, Debevoise noted that significant questions remain as to the way in which it was acquired. Debevoise further noted that, notwithstanding this, it did not identify any evidence of wrongdoing on the part of the Company’s management or any indication of wrongdoing on the part of N.M. Kandilis S.A.’s representative with whom the Company interfaced in connection with the Nickel transaction.

•	The Company’s management undertook limited due diligence in relation to the parties involved in the Nickel transaction, and tried to improve the documentary record after the transaction. This, for example, involved back-dating documents and seeking written assurances and affidavits from several persons involved, though it appeared that this was done in an attempt to properly document the transaction, as opposed to being intentionally done to deceive investors or other parties. Notwithstanding these matters, Debevoise did not find any evidence to suggest any wrongdoing on the part of the Company’s management, nor did it find any evidence that the Nickel transaction was done for potentially improper purposes.

•	It would be advisable for the Company’s management to undertake enhanced due diligence on any transaction outside its ordinary course of business, such as the Nickel transaction.

As a result of the difficulties in collateralizing the Nickel, the discrepancy in possible values of the Nickel and uncertainty as to the Nickel’s origin, the Company and N.M. Kandilis S.A. mutually agreed on May 24, 2013 to unwind the transaction, at which time the Nickel was returned to N.M. Kandilis S.A. and the common shares issued in the transaction were cancelled.

e) Time Charter Agreements

On January 5, 2013, the Company agreed with the charterer of Newlead Markela to reduce the daily base rate from approximately $18 to approximately $8 and to extend the period of the charter for one additional year, through February 2014. In addition, the Company will be entitled to a 50% profit sharing of the daily earnings of the charterer in excess of the base rate.

On February 5, 2013, the Company entered into a four to seven month, time charter agreement, at the charterers’ option, beginning February 10, 2013, for Newlead Victoria at a net of commission rate of approximately $7 per day. The time charter was completed on June 6, 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

f) Acquisition of Kentucky Property and Tennessee Property (refer to Note 5)

On February 12, 2013, the Company and the Owners agreed to extend the closing on the Kentucky property until no later than March 6, 2013, in exchange for $175 worth of restricted shares in the Company to be awarded at closing, and to extend the closing on the Tennessee property until no later than March 5, 2013, in exchange for $200 worth of shares in the Company to be awarded at closing.

On March 6, 2013, the sale was unable to close due to a lack of financing.

On March 18, 2013, the parties entered into a subsequent amendment (the “Kentucky Amendment”) to the agreement to acquire title and mineral excavation rights to approximately 7,695 acres of land in Kentucky, dated December 18, 2012 (the “Kentucky Agreement”), pursuant to which the parties agreed to further extend the closing date of the Kentucky Agreement, subject to the execution of certain definitive agreements and continued compliance by the Company with certain conditions. Under the terms of the Kentucky Amendment, the closing date was extended to February 18, 2014, but in no case later than promptly following a final commitment and closing of loans from a funding source to finance the remaining payments due by the Company. As consideration for this extension, the Company committed to (i) make and pay for certain improvements to the property in a minimum amount of $300, (ii) execute forbearance agreements with certain of the noteholders (the “Forbearance Agreements”), pursuant to which payments on the notes will be paid directly by the Company on a monthly basis, as discussed below, (iii) provide a non-refundable deposit of $400, (iv) provide a $175 cash payment in lieu of the Company stock not previously delivered in connection with a prior extension of the closing date and (v) deliver $175 of the Company’s stock. The Company is still evaluating the accounting to be followed in connection with the acquisition of this property.

The Forbearance Agreements provide that such noteholders will forbear from pursuing the rights and remedies available to them under the notes and the collateral security package until the earliest to occur of (a) the Company’s failure to comply in any respect with the obligations under the Forbearance Agreements, (b) the occurrence or discovery of an event of default under the Kentucky Agreement, as amended (the period beginning March 18, 2013 to the earliest of such dates being the “Forbearance Period”) or (c) February 18, 2014. Under the Forbearance Agreements, the Company was to pay to such noteholders monthly payments for a period of one year, with an aggregate of $400 per month due for the a three-month period, and approximately $1,100 due per month for nine-month period thereafter. Interest will accrue on these payments, until all principal on such notes have been paid, at rate of 10% per annum. Accumulated interest is not payable until the earlier of (i) the date of early payment of the principal amount of such notes or (ii) February 18, 2014. All amounts then-owing under the Kentucky Agreement, as amended, and the Forbearance Agreements will be accelerated and due in full upon the closing of a credit facility by the Company with a lending institution. The Company has been unable to meet the obligations under the Forbearance Agreements and the Kentucky Amendment, and is currently in default under such agreements. To date, the noteholders have not initiated any actions against the Company based upon the continuing defaults.

Except with respect to the specific existing events of default contemplated under the Forbearance Agreements, the Forbearance Agreements do not constitute a forbearance or waiver of the noteholders’ rights at any time, including during the term of the Forbearance Agreements, to enforce any and all rights and remedies held under the Kentucky Agreement, as amended, the notes, the Collateral Security Package, or any other related document between the parties. Following the end of the Forbearance Period or following any actions taken by the noteholders based upon the continuing defaults by the Company, continued forbearance will only occur upon written agreement by the noteholders, upon terms and conditions satisfactory to the noteholders and in their sole discretion. If such continued forbearance is not secured, the noteholders shall have the right to enforce any and all rights available to them, including recovery of the full amount of the obligations owed and foreclosure on collateral thereunder. The Company is seeking the financing to consummate this transaction to satisfy its obligations as soon as possible. However, the Company has already missed the original expected closing date, and there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable for damages and for any and all amounts owed.

On March 14, 2013, the Company entered into an amendment (the “Tennessee Amendment”) to the agreement to acquire ownership and leasehold interests in 18,335 acres in Tennessee containing coal and natural gas and other natural resources (the “Tennessee Agreement”), pursuant to which the Company was permitted to utilize the property through a one-year lease agreement, terminating February 15, 2014. The lease payments were to be $450 per month for a three-month period, followed by approximately $3,200 per month for the nine month period thereafter. The lease payments were applied towards reducing the amount of consideration owed by the Company under the Tennessee Agreement, as amended. The lease was to be terminated if any lease payment was not timely made. Further, upon any default under the lease, the Company must assign all rights under permits, mining contracts or other mining assets on the property to the seller of the property. The seller of the property was also be granted membership interests in the leasing party, our wholly-owned U.S. subsidiary, in order to secure obligations owed under the lease. Further, a portion of the Company’s obligation was evidenced by an approximate $23,000 on promissory note with a maturity date of February 15, 2015. The Company is still evaluating the accounting to be followed in connection with the acquisition of this property.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

Under the terms of the Tennessee Amendment, the Company has also agreed to take all reasonable steps to secure financing to close the transaction as soon as possible, and will set a closing date as soon as practicable following a secure commitment of financing, but in any case before the end of the first year following the first lease payment under the Tennessee Amendment. Pursuant to the terms of the Tennessee Amendment, since the transaction has not closed by July 15, 2013, the remaining lease payments will now bear interest at a rate of 6% per annum, payable on the 15th date of each month, until closing occurs. Should closing not occur on or before March 15, 2014, the Tennessee Agreement, and any amendments thereto, shall terminate and be of no further force or effect. The Company has been unable to meet the obligations under the Tennessee Amendment, is currently in default under such agreement and no longer has the right to utilize the property. To date, the sellers have not initiated any actions against the Company based upon such continuing defaults. Because the Company has defaulted under the terms of Tennessee Amendment, in June 2013 the Company assigned all rights under permits, mining contracts or other mining assets on the property back to seller. While the Company intends to secure the financing to satisfy the Tennessee Agreement, as amended, there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable to the parties for damages or any and all amounts owed under the agreements, which may adversely affect our business.

g) Coal Sale Purchase Agreements (Sale Agreements)

During 2012, New Lead JMEG LLC, a joint venture affiliate of the Company, entered into three Sale Purchase Agreements with two parties to supply approximately $575,800 of thermal coal, located in Kentucky, USA, which are subject to a variation of 5-10% in agreed tonnage supply. On October, 25, 2012, two of those Sale Purchase Agreements to supply approximately $65,300 of thermal coal with the same third party were assigned from the buyers to another third party, according to an addendum to the Sale Purchase Agreements. As a result of the assignments, a new Sale Purchase Agreement was signed. The commencement period of the new agreement begins with the first shipment of coal which is expected to commence during the fourth quarter of 2013 or as otherwise agreed. Additionally, on April 23, 2013, New Lead JMEG LLC and the third party mutually agreed to cancel the third Sale Purchase Agreement to supply approximately $510,500 of thermal coal.

In January and February 2013, New Lead JMEG LLC also entered into three Sale Purchase Agreements with two third parties to supply approximately $806,100 of thermal coal, which are subject to a variation of 5-10% in agreed tonnage supply, located in Kentucky, USA. In May and July 2013, New Lead JMEG LLC received notices of termination on the two of those Sale Purchase Agreements to supply approximately $245,100 of thermal coal to one of the third parties due to the ongoing defaults by New Lead JMEG LLC under the agreements. The third Sale Purchase Agreement was orally terminated by both parties due to the ongoing defaults by New Lead JMEG LLC under the agreement. As of August 30, 2013, the buyers of all three Sale Purchase Agreements have not initiated any actions against New Lead JMEG LLC based upon such defaults.

h) New Credit Facilities

On February 5, 2013, the Company issued a senior convertible promissory note to Good Faith Credit LLC (“Good Faith”), for up to $1,000 (the “Good Faith Note”). The Good Faith Note is due in one balloon payment on August 4, 2014. Borrowings under this Good Faith Note bear a fixed interest rate of 10% per annum on the unpaid principal balance and 5% per annum on the outstanding principal balance and any accrued and unpaid cash interest in Company’s common shares or cash, at the option of the Company. The Good Faith Note is convertible into common shares at a conversion price of $0.82 per share at holder’s option, at any time and from time to time.

On March 4, 2013, New Lead JMEG LLC entered into an additional agreement with a financial institution for a Credit Facility of up to $500. The facility was payable in one balloon payment due three months from the draw-down unless the lender agrees, in its sole discretion to extend to such date as the lender may determine. Borrowings under this facility bear a fixed interest rate of 24% per annum on the unpaid principal balance. On June 5, 2013, the facility was fully repaid.

On March 8, 2013, New Lead JMEG LLC entered into an agreement with a financial institution for a Revolving Credit Facility of up to $1,350. The facility is payable in one balloon payment due twelve months from the final draw-down unless the lender agrees, in its sole discretion, to extend to such date as the lender may determine. Borrowings under this facility bear a fixed interest rate of 24% per annum on the unpaid principal balance.

On June 19, 2013, the Company issued a senior convertible promissory note to Tiger Equity Partners Ltd. (“Tiger”) for up to $1,670 (the “Tiger Note”). The Tiger Note is due on June 19, 2014. Borrowings under this note bear a fixed interest rate of 8% per annum on the unpaid principal balance if paid in cash or 15% per annum on the outstanding principal balance if settled by issuance of shares of the Company, at the option of the Company. The Tiger Note also contains interest and anti-dulition adjustments under certain circumstances. The Tiger Note is convertible into common shares at a conversion price equal to 95% of the arithmetic average of the closing price of the Company’s common shares on the five trading days prior to and beginning with the date two business days before the maturity date or the conversion date.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

i) Management Agreements

During the period from January 1, 2013 until August 30, 2013, the Company agreed, through its wholly-owned subsidiary Newlead Shipping, to perform part of the commercial, the technical and the operational management of three double-hulled oil tanker/asphalt carriers owned by a third party for a monthly fee of approximately $13 per vessel. As of August 30, 2013, the Company performs the management of two double-hulled oil tanker/asphalt carriers. Management of the third double-hulled oil tanker/asphalt carrier is expected to commence during September 2013.

M/T Hiona and M/T Hiotissa were sold and delivered to their new owners on July 19, 2012 and July 27, 2012, respectively. After that dates, Newlead Shipping continued to have part of the commercial, the technical and the operational management of these vessels. On February 25, 2013, the Company received notices of redelivery and termination of the respective management agreements, which were effected during June 2013.

j) Appointments

In January 2013, following (i) the expiration of the term of the Class I Directors in the Company’s Annual General Meeting of Shareholders in 2012 and (ii) the resignation of Nicholas G. Fistes from his position as Class I Director and Chairman, the Company announced that Michael S. Zolotas, in addition to his other positions, would assume the role and responsibilities of Chairman of the Company. As such, the Company’s Board of Directors consists of one Class I Director, one Class II Director and two Class III Directors.

In March 2013, Spyros Gianniotis, a Class III Director since October 13, 2009, was appointed Deputy Chairman.

In March 2013, Antonis Bertsos, the Company’s Chief Financial Officer, was appointed President and Corporate Secretary.

k) Equity Incentive Plan

On March 13, 2013, the Second Amended and Restated 2005 Equity Incentive Plan (the “Plan”) was amended to increase the number of common shares reserved for issuance from 2,083,334 to 37,209,590 to better enable the Company to offer equity incentives to officers, directors, employees and consultants. In addition, the Plan provides for an annual increase in the total number of the Company’s common shares available for issuance under the Plan on the first day of each fiscal year of the Company beginning in fiscal year 2014, by 5% of the number of outstanding common shares of the Company on such date.

(l)     (i) Accounts Payable Settlement (April 5, 2013)

On April 5, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between NewLead Holdings Ltd. and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 650964/2013 (the “Action”). Hanover commenced the Action against the Company on March 18, 2013 to recover an aggregate of $2,412 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “Assigned Accounts”), plus fees and costs (the “Claim”). The Assigned Accounts relate to certain legal, insurance, broker, bunker and consulting services provided by certain vendors of the Company. The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the Order by the Court on April 5, 2013.

Pursuant to the terms of the Settlement Agreement approved by the Order, on April 5, 2013, the Company issued and delivered to Hanover 6,000,000 shares (the “Settlement Shares”) of the Company’s common shares. The Settlement Agreement provides that the Settlement Shares will be subject to certain adjustments for certain period (which is the shorter of the following: (a) the 50-consecutive trading day period commencing on the trading day immediately following the date of issuance of the initial Settlement Shares and (b) the consecutive trading day period commencing on the trading day immediately following the Initial Issuance Date and ending on the trading day that Hanover shall have received the aggregate cash proceeds from the resale of Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of Settlement Shares equal to the sum of (i) $3,135, representing 130% of the total amount of the Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action, subject to the cap set forth above (less $10 heretofore paid by the Company), supported by daily written reports to be delivered by Hanover to the Company. As a result, the Company ultimately may be required to issue to Hanover substantially more common shares than the number of Settlement Shares initially issued, subject to certain limitations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

In addition, the Settlement Agreement also provides that with respect to any single trading day during the period, Hanover shall not offer or sell any Settlement Shares on, or over the course of, such trading day in excess of a specified “Trading Limitation Threshold” of the average daily trading volume in the Company’s common shares. The Settlement Agreement further provides that in no event shall the number of shares of common shares issued to Hanover or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates, result in the beneficial ownership by Hanover and its affiliates at any time of more than 4.99% of the Company’s common shares. Furthermore, the Settlement Agreement provides that, for so long as Hanover or any of its affiliates hold any common shares, Hanover and its affiliates are prohibited from, among other actions: (1) voting any common shares owned or controlled by Hanover or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Company; or (2) engaging or participating in any actions, plans or proposals that relate to or would result in, among other things, (a) Hanover or its affiliates acquiring additional securities of the Company, alone or together with any other person, which would result in Hanover and its affiliates collectively beneficially owning, or being deemed to beneficially own, more than 9.99% of the Company’s common shares or other voting securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) changes in the present board of directors or management of the Company, (e) material changes in the capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or similar instruments or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Company to become eligible for termination of registration under Section 12(g)(4) the Exchange Act, or (j) any actions similar to the foregoing. These prohibitions may not be modified or waived without further order of the Court.

The issuance of Common Stock to Hanover pursuant to the terms of the Settlement Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

Since the issuance of the Settlement Shares described above, Hanover demonstrated to the Company’s satisfaction that it was entitled to receive an aggregate of 6,850,000 additional shares (“Additional Settlement Shares”) based on the adjustment formula described above, and that the issuance of such Additional Settlement Shares to Hanover, in the amounts and at the times requested by Hanover during the Calculation Period, would not result in Hanover exceeding the beneficial ownership limitation set forth above. Accordingly, during the Calculation Period, the Company issued and delivered to Hanover an aggregate of 6,850,000 Additional Settlement Shares pursuant to the terms of the Settlement Agreement approved by the Order.

The Calculation Period expired on June 18, 2013 and the True-Up Date occurred on June 19, 2013. Based on the adjustment formula described above, Hanover was entitled to receive an aggregate of 11,995,826 VWAP Shares. Accordingly, since Hanover previously had received an aggregate of 12,850,000 Settlement Shares and Additional Settlement Shares, on the True-Up Date Hanover returned to the Company for cancellation 854,174 shares of Common Stock pursuant to the terms of the Settlement Agreement approved by the Order. No additional shares of Common Stock are issuable to Hanover pursuant to the Settlement Agreement.

(ii) Accounts Payable Settlement (July 9, 2013)

On July 9, 2013, the Court entered an order (the “July Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act in accordance with a stipulation of settlement (the “July Settlement Agreement”) between NewLead Holdings Ltd. and Hanover in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 155723/2013 (the “July Action”). Hanover commenced the July Action against the Company on June 21, 2013 to recover an aggregate of $7,206 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “July Assigned Accounts”), plus fees and costs (the “July Claim”). The July Assigned Accounts relate to certain legal, insurance, broker, bunker, consulting and other services and supplies provided by certain vendors of the Company. The July Order provides for the full and final settlement of the July Claim and the July Action. The July Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the July Order by the Court on July 9, 2013.

Pursuant to the terms of the July Settlement Agreement approved by the July Order, on July 10, 2013, the Company issued and delivered to Hanover 61,000,000 shares (the “July Settlement Shares”) of the Company’s common stock. The July Settlement Agreement provides that the July Settlement Shares will be subject to certain adjustments for certain period (which is the shorter of the following: (a) the 120-consecutive trading day period (subject to extension as set forth in the July Settlement Agreement) commencing on the trading day immediately following the date of issuance of the July Settlement Shares (the “July Initial Issuance Date”), and (b) the consecutive trading day period commencing on the trading day immediately following the July Initial Issuance Date and ending on the trading day that Hanover shall have received the aggregate cash proceeds from the resale of July Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the July Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of July Settlement Shares equal to the sum of (i) $9,727, representing 135% of the total amount of the July Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the July Action, subject to the cap set forth above, supported by daily written reports to be delivered by Hanover to the Company. As a result, the Company ultimately may be required to issue to Hanover substantially more common shares than the number of July Settlement Shares initially issued, subject to certain limitations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

In addition, the July Settlement Agreement also provides that with respect to any single trading day during the period, Hanover shall not offer or sell any July Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 15% of the worldwide average daily trading volume in the Company’s common shares on all national securities exchanges and automated quotation systems, if any, on which the common shares is listed or designated for quotation (as the case may be), excluding any sales of common shares by Hanover, for the 10 trading days immediately preceding such trading day and (ii) $65 worth of common shares. Hanover and the Company may modify this restriction by mutual written agreement.

The July Settlement Agreement further provides that in no event shall the number of shares of Company’s common shares issued to Hanover or its designee in connection with the July Settlement Agreement, when aggregated with all other shares of common shares then beneficially owned by Hanover and its affiliates, result in the beneficial ownership by Hanover and its affiliates at any time of more than 9.99% of the Company’s common shares.

The remaining terms of the July Settlement Agreement and July Order are substantially the same as the terms of the Settlement Agreement and Order executed in April.

m) The following sets forth the terms of the completed steps to the restructuring plan during the period from January 1, 2013 until August 30, 2013.

(i) Piraeus Bank Credit Facilities

On June 20, 2012, the Company entered into an agreement with Piraeus Bank that was subsequently amended on April 10, 2013 to proceed with the sale of two tanker vessels, Hiona and Hiotissa, for an aggregate amount of approximately $57,000 and to convert, subject to satisfaction of certain conditions precedent by the Company, the remaining outstanding debt of Hiona, Hiotissa and Grand Ocean, into common shares of the Company. The vessels were sold during July 2012 and the proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the two vessels, in an aggregate amount of approximately $51,100, (b) interest payable and (c) the payment of outstanding trade and vendor payments. On April 11, 2013, 46,250,000 common shares were issued to Piraeus Bank and vested immediately upon issuance. Pursuant to a Registration Rights Agreement entered into in connection with the agreement, as subsequently amended on April 10, 2013, Piraeus Bank may demand that the Company file a registration statement with respect to the shares, request that the Company file a registration statement on Form F-3 if the Company is entitled to use such form, or request that the common shares be covered by a registration statement that the Company is otherwise filing (i.e., piggy-back registration). On April 25, 2013, the Company was fully discharged and released from any and all obligations to Piraeus Bank under the credit facilities.

(ii) Portigon AG Credit Facility

On March 28, 2013, the Company agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility, which include, among others, that: (a) the outstanding balance of $25,250 is to be payable in 3 quarterly installments of $300, followed by 5 quarterly installments of $375, followed by 15 quarterly installments of $475, followed by a balloon payment of $15,350 due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment shall be repaid on January 31, 2019), (b) the Company is waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which the bank is satisfied that the security cover ratio is not less than 100% and (ii) December 31, 2013 (inclusive), and (c) the Company was waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive). In addition, the Company will pay to Portigon a non-refundable restructuring fee of $250 on or before September 30, 2013. Furthermore, it was agreed that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time that the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owed under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt for an amount which will not exceed in aggregate $500. Moreover, the vessel’s excess cash must be applied towards the prepayment of the balloon installment, in accordance with the following, all as described in the amended loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. As of August 30, 2013, the Company is in default in certain covenants under this facility.

(iii) Capital lease obligation with Lemissoler Maritime Company W.L.L.

On January 30, 2013, the Company was formally released from all of its obligations and liabilities under the relevant finance lease documentation.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars)

n) Mojave Finance Inc. Credit Facility

On January 9, 2013 and July 9, 2013, the loan facility was further amended. Pursuant to the second and the third amendments, the loan is payable after an eighteen-month period following the drawdown date, with the $3,000 repayment due on October 11, 2013. As of August 30, 2013, the Company is in default on the payments of this facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: August 30, 2013