Form 20-F
period 2013-12-31
NewLead Holdings Ltd.
filed 2014-05-09
CIK 1322587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

001-32520

NEWLEAD HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

83 Akti Miaouli & Flessa Str., Piraeus Greece 185 38

(Address of principal executive offices)

Mr. Michail S. Zolotas

83 Akti Miaouli & Flessa Str.

Piraeus Greece 185 38

Tel: + 30 213 014 8600, Fax: + 30 213 014 8609

E-mail: mzolotas@newleadholdings.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common shares, $0.10 par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 3,234,891 and 144,461,063 of the registrant’s common shares outstanding as of December 31, 2013 and May 8, 2014, respectively.

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

Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes     ☐    No     ☒

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In this report, “we,” “us,” “our,” “NewLead” and the “Company” all refer to NewLead Holdings Ltd. and its subsidiaries. With respect to our coal business, “we,” “us,” “our,” “NewLead” and the “Company” all refer to NewLead Holdings Ltd., its subsidiaries, and its joint venture entities.

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

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; our ability to obtain coal supplies; the consummation of conditional contracts or of acquisition, disposition or financing transactions and the effects thereof on our business; the reliability of reserve reports and our assumptions concerning economically recoverable coal reserve estimates; our ability to extract coal and fulfill contracts; our potential inability to enter into new coal supply agreements with existing customers due to unfavorable results of competitive bid processes or the shutdown of a power facility due to new environmental legislation or regulations; our ability to obtain and renew permits necessary for our existing and planned operation in a timely manner; our production capabilities; availability of transportation; our ability to timely obtain necessary supplies and equipment; and trends and other factors relating to coal prices and the coal market; and anticipated developments with respect to any pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to come to a satisfactory resolution with our lenders in our ongoing debt restructuring process; the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; default by one or more charterers of our vessels; our ability to complete documentation of agreements in principle; changes in demand for oil and oil products; the effect of changes in OPEC’s petroleum production levels; worldwide oil consumption and storage; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled dry-docking; additional time spent in completing repairs; changes in NewLead’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; domestic and international political conditions; potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists or pirates; material adverse events affecting NewLead; changes that may affect the price of coal and other factors relating to the coal market; the failure of our third-party suppliers to provide us with our coal supplies in accordance with our supply contracts; environmental concerns related to coal mining and combustion and the cost and perceived benefits of alternative sources of energy; inherent risks of coal mining beyond our control, including weather and geologic conditions or catastrophic weather-related damage; the market demand for coal and electricity; competition, including competition from alternative sources such as natural gas; our relationships with, and other conditions affecting, our customers; employee workforce factors; coal fired power plant capacity, including the impact of environmental regulations, energy policies and other factors that may cause utilities to phase out or close existing coal-fired power plants or reduce construction of any new coal fired power plants; the effect of Environmental Protection Agency inquiries and regulations on the operations of our customer’s power facilities; and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission, or the SEC, from time to time.

iii

 PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

 Unless the context otherwise requires, as used in this report, the terms “the Company,” “NewLead,” “we,” “us” and “our” refer to NewLead Holdings Ltd. and all of its subsidiaries and, with respect to our coal business, the terms “the Company,” “NewLead,” “we,” “us” and “our” refer to NewLead Holdings Ltd., all of its subsidiaries, and its joint venture entities. We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We also use the metric system of weights and measures in relation to our coal business. The United States equivalent units of the most common metric units used by us are the following: 1 kilometer equals approximately 0.6214 miles, 1 meter equals approximately 3.2808 feet, 1 centimeter equals approximately 0.3937 inches, 1 hectare equals approximately 2.4710 acres, 1 short ton (“ST”) equals 907 kilograms or approximately 2,000 pounds and 1 metric ton (“MT”) equals 1,000 kilograms or approximately 2,205 pounds.

On October 17, 2013 and on December 6, 2013, a 1−for−15 and a 1−for−3 reverse share split of our common shares, respectively, were effected, after the approval by our Board of Directors and by written consent of a majority of shareholders. The reverse share splits consolidated every fifteen common shares and every three common shares, respectively, into one common share, with par value of $0.01 per share. In addition, on March 6, 2014, a 1−for−10 reverse share split of our common shares, was effected, after the approval by our Board of Directors and by written consent of a majority of shareholders. The reverse share split consolidated every ten common shares into one common share, with a par value of $0.10 per share. There can be no assurances that we will not undertake further reverse splits subsequent to the filing of this report. The number of our authorized common shares and preferred shares were not affected by the reverse splits. With respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, as may be required by such securities where applicable, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio and 1:10 ratio, respectively, for all periods presented. Due to such reverse share split, earnings per share, convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The accompanying consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 reflect the reverse share splits.

Recent Developments

The Fleet

As of May 8, 2014, we own a fleet of two dry bulk vessels.

In addition, on September 15, 2013 and March 10, 2014, we signed three memoranda of agreements for the acquisition of a total of three Handysize double hull bulk carriers, which are expected to be delivered in the third quarter of 2014.

Moreover, through our wholly-owned subsidiary Newlead Shipping S.A. (“Newlead Shipping”), we perform part of the commercial, technical and operational management of two double-hulled oil tanker/asphalt carriers and one double-hulled oil tanker owned by third parties for a monthly average fee of approximately $13,000 per vessel.

We continue to negotiate with Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) “Piraeus Bank (CPB loan)”) to amend the terms of our loan agreement, whereby in order to amend and restate such agreement to enable us to regain compliance with certain of its covenants and to be able to do so on an ongoing basis, to allow and enable the Newlead Markela, a dry bulk Panamax vessel, to remain in our fleet.

Completion of Restructuring of Our Indebtedness

Due to the previously disclosed economic conditions and operational difficulties of the Company, during 2011 we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% senior unsecured convertible notes (the “7% Notes”) and the counterparties to our capital leases (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, we appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of an overall restructuring proposal with respect to the Financing Documents. On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The aim of the restructuring was to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis. We have completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation (all references to the Lemissoler Maritime Company W.L.L. Capital Lease Obligation refer to the agreement entered into with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, the four affiliate companies of Lemissoler Maritime Company W.L.L., in November 2010, for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi) and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, to the final payment of outstanding fees. However, due to the recent economic conditions of the country of Cyprus and the acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank A.E. (“Piraeus Bank”), we have experienced difficulties with our restructuring efforts with Piraeus Bank (CPB loan) and, as a result, the restructuring has been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. We remain in restructuring negotiations with Piraeus Bank (CPB loan) outside of the Restructuring Proposal. In addition, while we have completed our restructuring efforts with the lenders under the Syndicate Facility Agreement, we continue to have an outstanding liability of $0.1 million under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

During 2011 and 2012 we sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with our restructuring. To the extent that we have sold vessels, the sale proceeds have been used to repay the related debt.

Since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we are in default under our credit agreements with Piraeus Bank (CPB loan), Portigon AG and Mojave Finance Inc. Credit Facility and the 4.5% Senior Convertible Note due in 2022 issued to Prime Shipping Holding Ltd (“Prime”)(an affiliate of Lemissoler Maritime Company W.L.L. (“Lemissoler”) )(“4.5% Note”) and 7% Notes. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. Refer to “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources” for a discussion of the various Financing Documents and outstanding debt.

Commodities Business

Currently, our coal business operations are limited or non-existent. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future. Our current limited coal operations include: (i) the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky, with approximately 4,795 mineral acres, which rights were acquired in September 2013; (ii) a coal wash plant in located in Pike County, Kentucky, which was acquired in December 2013; and (iii) three executive employees with extensive mining expertise that manage and supervise the Company’s mining operations. In addition, in January 2014, we were granted access to develop and mine at the Five Mile Mine located in Breathitt County, Kentucky, which represents approximately 7,695 mineral acres. We previously entered into an agreement to acquire title to the Five Mile Mine in 2012 which was under default during 2013, however amounts due under the agreement have been added to the agreement between us and Hanover Holdings I LLC agreement (“Hanover agreement”) (see also Item 5. Operating and Financial Review and Prospects-Recent Developments-Accounts Payable Settlement (December 6, 2013), and during January 2014, required payments were made through Hanover agreement, and if the remaining payments are made pursuant to the Hanover agreement, we anticipate that we will close that acquisition and acquire title to the Five Mile Mine by the end of 2014. We are also currently in advanced negotiations to acquire approximately 1,900 mineral acres in Cumberland County, Kentucky, which is known as the Marrowbone Mine. The letter of intent relating to the acquisition of the Marrowbone Mine had an exclusivity period that ran through March 31, 2014, although management continues to negotiate for the acquisition of the Marrowbone Mine. We have not yet made the necessary payments to acquire title to the Five Mile Mine and have not yet finalized the negotiations regarding the acquisition of the Marrowbone Mine and, as a result, these transactions have not yet closed. In addition to the properties that we have acquired in Kentucky, we are in discussions for the acquisition of additional coal properties located in the United States. However, there is no assurance that any such discussions will result in an agreement or, if an agreement is reached, that we will be able to finance any such acquisitions. For more information about our coal business, please see “Item 5.-Operating and Financial Review and Prospects-Recent Developments”, “Item 4B.-Business Overview-Coal Business” and “Item 4D.-Properties, Plants and Equipment”.

Management Agreements

During 2014, we agreed, through our wholly-owned subsidiary Newlead Shipping, to perform part of commercial, technical and operational management of one double-hulled oil tanker owned by a third party.

A.	Selected Financial Data

The NewLead historical successor information is derived from the audited consolidated financial statements of NewLead for the years ended December 31, 2013, 2012, 2011 and 2010 and for the period from October 14, 2009 to December 31, 2009. The NewLead historical predecessor information is derived from the audited consolidated financial statements for the period from January 1, 2009 to October 13, 2009. The information is only a summary and should be read in conjunction with “Item 5.-Operating and Financial Review and Prospects” and our audited consolidated financial statements and the audited financial statements of our predecessor and notes thereto. “Predecessor” refers to NewLead Holdings Ltd. prior to the Company’s $400 million recapitalization on October 13, 2009, and “Successor” refers to NewLead Holdings Ltd. after the recapitalization on October 13, 2009.

	Successor					Predecessor
	Year Ended	Year Ended	Year Ended	Year Ended	October 14 to	January 1 to
	December 31,	December 31,	December 31,	December 31,	December 31,	October 13,
Amounts in $thousands	2013	2012	2011	2010	2009	2009

Statement of Operations Data
Operating revenues	7,343	8,928	12,220	17,438	3,261	14,509
Vessel operating expenses	(4,598)	(3,266)	(2,928)	(9,714)	(3,609)	(15,321)
Management fees	-	-	-	(715)	(132)	(584)
Selling, general & administrative expenses	(81,893)	(8,249)	(16,521)	(15,311)	(11,931)	(8,392)
Depreciation, depletion and amortization expenses	(2,860)	(6,564)	(8,180)	(4,237)	(644)	(6,331)
Impairment losses	-	(7,054)	(83,950)	(39,515)	-	(40,859)
Operating loss from continuing operations	(83,169)	(16,470)	(99,655)	(56,121)	(15,400)	(63,508)
Interest and finance expense	(62,670)	(86,549)	(22,672)	(18,550)	(19,024)	(6,624)
Loss on extinguishment of convertible notes	-	(293,109)	-	-	-	-
Other income / (expense), net	47	(3,528)	(1,457)	1	-	31
Loss before equity in net earnings in Joint Ventures	(146,012)	(399,656)	(123,716)	(72,546)	(33,820)	(67,080)
Loss from continuing operations	(146,802)	(402,125)	(123,716)	(97,618)	(35,865)	(95,448)
Net loss	(158,224)	(403,925)	(290,395)	(86,349)	(35,725)	(125,764)
Net loss attributable to NewLead Holdings' Shareholders	(158,232)	(402,562)	(290,395)	(86,349)	(35,725)	(125,764)
Loss per share (basic and diluted) continuing operations	(110.66)	(1,124.50)	(7,511.60)	(4,691.21)	(2,723.06)	(12,600.00)
Loss per share (basic and diluted)	(119.27)	(1,129.53)	(17,631.76)	(5,583.79)	(2,876.44)	(23,620.50)
Outstanding shares	3,234,891	882,485	17,417	16,284	14,699	5,380
Weighted average number of shares (basic and diluted)	1,326,545	357,604	16,470	15,464	12,420	5,324
Balance Sheet Data (at period end)
Cash and cash equivalents	2,271	1,043	5,119	67,531	106,255	-
Restricted cash (current)	-	1,311	250	12,606	403	1,898
Total current assets	12,422	12,225	33,723	102,569	121,421	10,018
Restricted cash (non-current)	31	31	31	30,700	9,668	-
Total assets	151,331	61,799	396,752	761,733	485,369	196,849
Current portion of long-term debt	60,306	78,739	339,722	26,773	14,240	221,430
Convertible notes, net	101,651	62,552	53,391	-	-	-
Share settled debt	72,595	-	-	-	-	-
Promissory notes payable	-	11,000	-	-	-	-
Total current liabilities	291,701	177,426	583,604	94,739	54,260	256,303
Long-term debt	-	-	-	543,591	262,313	-
Total liabilities	292,680	177,426	599,186	675,452	324,710	256,303
Total shareholders' (deficit) / equity	(141,349)	(115,627)	(202,434)	86,281	160,659	(59,454)
Other Financial Data (for period ending)
Net cash (used in) by operating activities	(2,871)	(11,084)	(3,089)	(9,685)	(5,869)	(10,557)
Net cash (used in) / provided by investing activities	(1,671)	81,836	(69,612)	(22,189)	-	2,216
Net cash provided by / (used in) by financing activities	5,770	(74,828)	10,289	(6,850)	112,124	4,332
Net increase / (decrease) in cash and cash equivalents	1,228	(4,076)	(62,412)	(38,724)	106,255	(4,009)
Fleet Data (at period end)
Number of product tankers owned (1)	-	-	4	6	9	9
Number of container vessels owned (2)	-	-	-	-	2	2
Number of dry bulk vessels owned (3)	2	2	13	12	3	-

(1):Includes four tankers for 2011, six tankers for 2010 and four for the other periods presented that considered to be discontinued operations for all periods presented.

(2):Considered discontinued operations for all periods presented.

(3): Includes thirteen dry bulk vessels for 2011, twelve dry bulk vessels for 2010 and three dry bulk vessel for the October to December 2009 period that considered to be discontinued operations for all periods presented.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate principally to the industries in which we operate and our business in general. Other risks relate to the securities market and ownership of our common shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Company Specific Risk Factors

There is substantial doubt about our ability to continue as a going concern.

Our financial statements were prepared using principles under Generally Accepted Accounting Principles in the United States of America (GAAP) applicable to a going concern. Because of our losses, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, we concluded that there is substantial doubt as to our ability to continue as a going concern.

Over the past three years, we have experienced net losses, negative operating cash flows, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, which has affected, and which is expected to continue to affect, our ability to satisfy our obligations. In addition, we are in default under various debt obligations which are currently due on demand. Charter rates for bulkers have experienced a high degree of volatility and continue to be distressed. To date, we have also been unable to generate sustainable positive cash flows from operating activities. For the year ended December 31, 2013, our loss from continuing operations was $146.8 million. As of December 31, 2013, our cash and cash equivalents were $2.3 million and current liabilities of $291.7 million were payable within the next twelve months.

The above conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we are unable to continue as a going concern.

Our existence is dependent upon our ability to obtain necessary financing, which we are currently in the process of attempting to secure. We believe that our existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute our business plan and continue operations for the next twelve months without additional funding. We intend to continue to explore various strategic alternatives, including the sale of equity or debt to raise additional capital. Management is also actively taking steps to increase future revenues and reduce our future operating expenses. However, we cannot provide any assurance that operating results will generate sufficient cash flow to meet our working capital needs or that we will be able to raise additional capital as needed.

If all of our indebtedness was accelerated as a result of our current events of default, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness and we may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms, which could have a material adverse effect on our ability to continue as a going concern.

Our existing debt agreements contain and our future debt agreements will contain restrictions and limitations that could significantly impact our ability to operate our business and if we receive waivers and/or restructure our remaining indebtedness, our lenders may impose additional restrictions on us and/or modify the terms of our loans. Any default or breach of the covenants in our debt agreements could have a material adverse effect on our operations and financial position.

Our facility agreements require us to maintain compliance with certain financial covenants as of the end of each fiscal quarter. They contain certain restrictions and limitations that could significantly limit our ability to operate our business. In the absence of a consent or waiver, these restrictions may limit our ability to, among other things:

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

In addition, our existing credit facilities require us, among other things, to maintain compliance with financial covenants, including, but not limited to the maintenance of the following ratios (all as defined in the respective credit facilities):

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

As a result of such covenants, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. As discussed elsewhere in this annual report, we are also in default under certain of our debt agreements and as a result, our lenders’ interests may be different from our interests, our shareholders’ interests or the interests of the holders of our notes, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed or at all. This may prevent us from taking actions that are in our best interest. Any future debt agreement, including debt agreements entered into in connection with financing our coal business, may include similar or more restrictive covenants.

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

Furthermore, in connection with any waivers and/or restructuring of our remaining indebtedness, our lenders may impose additional requirements or restrictions on us. Such additional restrictions may further limit our ability to engage in actions that we believe would be in the best interest of our company. As discussed elsewhere in this annual report, we are currently in default under certain of our debt agreements and are in the process of attempting to restructure certain of our remaining indebtedness. See “Item 5.-Operating and Financial Review and Prospects-Recent Developments-Completion of Restructuring of Our Indebtedness” for a discussion of the status of our restructuring and the risk factor above titled “There is substantial doubt about our ability to continue as a going concern”.

We are highly leveraged, anticipate that we will continue to have a high degree of leverage, and may incur substantial additional debt, which could materially adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

As of December 31, 2013, our outstanding indebtedness was $234.6 million. Despite our restructuring efforts, as of May 8, 2014, we continue to have a substantial amount of indebtedness amounting to approximately $159.9 million, excluding the BCF of the 7% Notes (excluding the share settled debt and redeemable preference shares with Ironridge Global IV, Ltd).

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

As discussed elsewhere in this annual report, we are currently unable to meet certain of our debt service requirements and our indebtedness remains significant. In addition, subsequent to the restructuring, our owned fleet consists of two dry bulk vessels and, as a result, we now have significantly fewer vessels from which we will be able to generate revenue. Furthermore, although we have entered into new business arrangements for the purchase and trading of coal, these business arrangements remain subject to significant risks and we have not yet commenced operations. See “Risks Relating to Our Coal Business” below. Since our relative leverage continues to remain high after our restructuring, and since we have a diminished basis from which we can generate revenue, and since our recent coal mining acquisitions have not yet fully commenced operations, there is no assurance we will be able to service our significant indebtedness.

Because we are highly leveraged, we will continue to remain subject to the following risks:

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

Furthermore, our existing debt agreements contain, and our future debt agreements may contain, financial covenants based on a security cover ratio. We are currently in breach of the security cover ratio under certain of our debt arrangements (see “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources”) and we may violate similar covenants in any future debt agreements if the values of our vessels decrease significantly. Any such violation would materially and adversely affect our financial condition.

We have sold, and might continue to sell, vessels as part of arrangements with our lenders to reduce and discharge our obligations. During the period from September 2011 to July 2012, we have sold, disposed of or handed control over to our lenders 20 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring. To the extent that we have sold our vessels, the sales proceeds have been used to repay related debt. We are currently in negotiations with certain of our lenders, namely Piraeus Bank (CPB loan). Our negotiations with Piraeus Bank (CPB loan) aim to amend the terms of our loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis and enable the Newlead Markela, a dry bulk Panamax vessel, to remain in our fleet. There can be no assurance that we will be able to reach a final arrangement with Piraeus Bank (CPB loan) at acceptable terms or at all. Furthermore, the amended agreement with Portigon states that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owned under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt outside the owned fleet for an amount which will not exceed in aggregate $0.5 million.

We have historically derived a significant part of our revenue from a small number of charterers.

For the year ended December 31, 2013, 100% of our revenue from continuing operations was derived from three charterers (each of which comprised 83%, 13% and 4% of revenues, respectively). For the years ended December 31, 2012 and 2011, approximately 100% of our revenue was derived from two charterers (each of which comprised 70% and 30% of revenues, respectively for 2012). The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition.

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

Currently, charter rates for bulkers, after showing signs of stabilization for a period, have declined to levels of lower than the 10 year historical average.

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

The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. Furthermore, we cannot assure you that we will be successful in keeping our remaining vessels under long-term agreements or keeping them fully employed in the short-term markets, if needed, or that future spot rates will be sufficient to enable any of such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would reduce the incremental revenue received from spot chartering and adversely affect our results of operation, including our profitability and cash flows, which, in turn, could impair our ability to service our debt.

Our vessels may be subject to periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as dry-docking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.

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

We may be unable to attract and retain key management personnel and other employees in the shipping and mining industries, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. On January 2, 2012, as amended on January 1, 2013 and January 10, 2014 we entered into employment contracts with Michail. Zolotas our Chairman, Chief Executive Officer and member of our Board of Directors. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

After the sale of all of our tanker vessels, we continue to have only part of the commercial, the technical and the operational management of this type of vessels and if we are unable to operate other tanker vessels that we may acquire efficiently, we may be unsuccessful in competing in the highly competitive international tanker market.

The operation of tanker vessels and transportation of petroleum products is extremely competitive. Competition arises primarily from tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than our own. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the product tanker shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. We may not be able to compete profitably in new geographic regions or provide new services. New markets may require different skills, knowledge or strategies, and the competitors in those new markets may have greater financial strength and capital resources than we do.

The operation of tankers involves certain unique operational risks.

The operation of tankers has unique operational risks associated with the transportation of oil or asphalt. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil or asphalt transported in tankers. If we are unable to maintain or safeguard the vessels under our operations adequately, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business. In addition, the loss of any of the tankers under our operations could harm our reputation as a safe and reliable vessel owner and operator.

We may not be able to grow or effectively manage our growth, which may negatively impact our cash flows and operating results

A part of our strategy may involve growth through expanding our fleet as opportunities are identified. Our future growth will depend on a number of factors. One of our potential growth strategies is to expand our fleet as opportunities are identified and the success of this strategy will depend on numerous factors. These factors include our ability to:

•	identify vessels for acquisition;

•	secure the necessary financing for the acquisitions;

•	consummate acquisitions;

•	integrate acquired vessels successfully with our existing operations;

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

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

If we are unable to fund our capital expenditures, we may not be able to operate our vessels, which would have a material adverse effect on our business.

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

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we estimate to be 25 years, except as otherwise extended. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition in the future will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends, if any, in the future.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2013, the value of the U.S. dollar reached a high of $1.37 and a low of $1.30 compared to the Euro. Due to the sovereign debt crisis in certain EU-member countries, the U.S. dollar-Euro exchange rate continues to experience volatility. An adverse or positive movement in these currencies could increase our expenses. During the year ended December 31, 2013, the effect was minimal.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act of 1981, as amended (the “BCA”), govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the BCA, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some of our shareholders, including such shareholder.

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

We and a number of our subsidiaries are incorporated in jurisdictions outside the U.S., and part of our assets and those of our subsidiaries are located outside the U.S. In addition, all of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of such officers and directors are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers to enforce a judgment against us or our subsidiaries for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on the laws of such jurisdictions.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets (determined as of the end of each quarter of the foreign corporation’s taxable year) produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property, rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business and the excess of gains over losses from transactions in any commodities (gains and losses from certain “qualified active sales” and qualified hedging transactions are excluded from “passive income”). For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, through the end of 2013, we do not believe that we have been a PFIC. We may, however, be a PFIC in 2014 and/or in future taxable years. In this regard, we treat the gross income we derive or are deemed to derive from our chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for 2014 or any future taxable year due to changes in the nature and extent of our assets and operations, including our entry into the commodities business. If, for example, the activity of purchasing and trading coal gives rise to at least 85% of our taxable income for any taxable year, it would be considered active income under the “qualified active sales” exception; if not most likely passive income.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. shareholder may be able to make certain tax elections that would ameliorate these consequences. See the discussion under “Item 10.-Additional Information-Taxation-United States Federal Income Taxation of U.S. Holders-Passive Foreign Investment Company Status and Significant Tax Consequences.”

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption, and we take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our U.S.-source income. If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. See the discussion under “Item 10.-Additional Information-Taxation- United States Federal Income Taxation of Our Company.”

Industry Specific Risk Factors

Charter rates for dry bulk vessels are experiencing high volatility and, in view of the cyclical nature of the business, may decrease further in the future, which may adversely affect our earnings.

The degree of charter rate volatility among different types of dry bulk vessels has varied widely and after reaching historical highs in mid-2008, charter rates for dry bulk vessels have declined significantly. If the shipping industry is depressed when our charters expire or are otherwise terminated, our revenues, earnings and available cash flow may be adversely affected. In addition, a further decline in charter rates will likely cause the value of our vessels to further decline. Also, in case any of our charterers experience financial difficulties, it may result in an increase in time for us to realize our receivables and/or our charterers may be unable to fulfill their obligations under their charters. If any of our charterers are unable to perform their obligations, we may be forced to reclaim and re-charter the related vessel(s). Given the currently depressed market conditions, we may not be able to successfully charter these vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region (including China), India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Furthermore, the recent economic slowdown in the U.S. and Japan, together with the deteriorating economic situation in Europe caused by the sovereign debt crises in certain European Union (“EU”) member countries, may further reduce demand for transportation, which may materially and adversely affect our future revenues.

The dry bulk vessel market is cyclical with high volatility in charter rates and industry profitability. The factors affecting the supply and demand for dry bulk vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for tonnage capacity include:

•	demand for cargoes (e.g., coal, raw materials, agricultural products and steel products for bulkers);

•	supply of cargoes;

•	continuing growth of industrialization in the emerging countries;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	armed conflicts, acts of piracy and terrorism;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping activity and age of vessels in the existing world fleet;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the conversion of vessels from one type to another;

•	vessel casualties;

•	the number of vessels that are used for storage;

•	the number of vessels that are in or out of service; and

•	port or canal congestion and increased waiting days at port.

If the number of new vessels delivered exceeds the number of vessels being scrapped, lost and converted, tonnage capacity will increase. If the supply of tonnage capacity increases but the demand for tonnage capacity does not increase correspondingly, charter rates and vessel values could materially decline.

Downturns in the dry bulk vessels charter markets may have an adverse effect on our earnings, affect compliance with our existing and future loan covenants and our ability to pay dividends if reinstated in the future.

Charter rates for dry bulk vessels have declined sharply since the highs of 2008. The increase of supply (because of the newbuilding deliveries) and the decrease of demand (because of the decrease in world production and/or consumption) drove down charter rates during the period from 2009 to 2012. Freight rates started falling during the fourth quarter of 2008 and weakened gradually to the lowest level in September 2009 followed by a steady upturn in the fourth quarter of 2009; however freight rates remained at low levels during 2010, especially the second half of the year. The dry bulk market showed an even sharper drop during 2011 (with an average BDI of 1548 compared to 2758 in 2010). The dry bulk market further decreased during 2012 and the first half of 2013, with an annual average BDI of 920. This decrease is reflected on the Panamax 4 Time Charter routes, which remained very low during the first half of 2013 and its average did not exceed $10,000 per day. After this period, market has shown some signs of improvement during the second half of 2013 and mainly during the fourth quarter that the average of the Panamax 4 Time Charter Routes closed at $14,234 per day. If the market remains at or below these levels, it will have a negative effect on our earnings. We endeavor to charter vessels in our fleet under period charters with floor hire rates plus profit sharing elements in order to benefit from a potential increase in the charter market. However, we cannot assure you that we will be able to enter into such period charters with upside potential.

Disruptions in world financial markets, global economic weakness and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Many parts of the world experienced deteriorating economic trends and were in a recession in 2008 and 2009 and continued to experience weakness thereafter and up to now. Despite recent signs of recovery, the outlook for the world economy remains uncertain. General market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece, Portugal, Cyprus, Spain and Ireland defaulting on their governments’ financial obligations. In addition, continued hostilities in the Middle East and recent tensions in North Africa could adversely affect the economies of the United States and other countries.

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

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general unwillingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance its operations, it has been negatively affected by this decline.

In addition, during 2013 Cyprus Popular Bank Public Co. Ltd., was acquired by Piraeus Bank, through the acquisition of Marfin Egnatia Bank S.A.. The future availability of borrowings under our credit facility with Piraeus Bank (CPB loan), which currently is expired, may be affected by the restructure and recapitalize of Greek banks in connection with its rescue package from the European Commission, European Central Bank and International Monetary Fund. Among other provisions, it was agreed that certain assets and liabilities of Cyprus Popular Bank Public Co. Ltd., which, as previously discussed, was subsequently acquired by Piraeus Bank, would enter into receivership and the remaining assets and liabilities would be transferred to the Bank of Cyprus. If we are unable to borrow under this facility, we may need to seek other sources of financing which may be unavailable or may be more costly than our current facilities or subject us to more restrictions, which may have a material adverse impact on our ability to finance acquisitions of vessels or other assets or otherwise operate our business.

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

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Cyprus, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the roles of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (OECD) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. Recently, China began appointing new members to its Politburo Standing Committee, who are replacing members of the committee who have served for periods of up to 10 years, which obscures the future policy plans of the country. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

The value of our vessels may fluctuate, which may adversely affect our liquidity.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	increase/decrease in demand for vessels’ acquisitions;

•	the types and sizes of available vessels;

•	increase/decrease in the supply of tonnage capacity;

•	expected newbuilding deliveries and future market expectations;

•	the cost of newbuildings;

•	scrap price (particularly for older vessels);

•	availability of acquisition finance;

•	prevailing charter rates; and

•	technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, and provided that all other factors remain the same, they generally decline in value. Due to the cyclical nature of the dry bulk vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be adversely affected. Furthermore, our existing debt agreements contain, and our future debt agreements may contain, financial covenants based on a security cover ratio. We are currently in breach of the security cover ratio under our debt arrangements (see “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources”) and we may violate similar covenants in any future debt agreements if the values of our vessels decrease significantly. Any such violation would materially and adversely affect our financial condition.

An oversupply of dry bulk vessel capacity may lead to further reductions in charter rates, and disproportionately affect older vessels, which could materially adversely affect our profitability.

The market supply of dry bulk vessels has been increasing, and the carrying capacity (measured in dwt) on order is at a historically high level. As of March 2014, approximately 153 million dwt of dry bulk vessels are on order, representing approximately 21% of the existing fleet (in terms of dwt capacity). This may lead to an oversupply of dry bulk vessel capacity, resulting in a reduction of charter rates and a decrease in the value of our dry bulk vessels. Even in the case of high order cancellations and high delayed deliveries, new deliveries are expected to be higher than usual and it is unclear whether this increase of supply will be absorbed by the increase of demand. Significant fleet expansion would cap rate levels over the next couple of years. The reduction in rates may affect the ability of our customers who charter our dry bulk vessels to make charter hire payments to us. This and other factors affecting the supply and demand for dry bulk vessels are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

During periods when the shipping industry is experiencing excess capacity, falling demand and/or declining rates, older vessels are generally adversely affected in a disproportionate manner because newer vessels are generally preferred by customers. As the severity and length of such periods increase, the scrap rate for older vessels tends to rise because the costs for keeping an older vessel in the fleet may exceed the benefits. However, we may be unable to scrap some of our older vessels if, for example, such vessels have loan obligations that exceed their scrap values. In such a case, we may be restricted from taking the most economically prudent course of action, which may negatively affect our results of operations. See also “-The risks and costs associated with vessels increase as the vessels age.”

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 to 2014, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, the Arabian Sea, the Northern Indian Ocean and, in particular, West Africa, with dry bulk vessels and tankers particularly vulnerable to such attacks. No security incidents for the Company took place during 2013 or to date in 2014. A recent and significant example of the heightened level of piracy came on March 8, 2014, when Pirates attempted to board a vessel not affiliated with us, at Posn close to Yemen coast. The vessel took anti-piracy preventive measures and managed to evade the attack. Additionally, on March 5, 2014, in the Gulf of Guinea, a skiff twice tried to approach while opening fire at the vessel. The Master dispatched all crew to the Citadel and remained on the Bridge with Chief Engineer, increasing the speed of the vessel to the maximum. The skiff eventually drove off. Following the incident, the crew and vessel were reported to be safe. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. In addition, when the vessel is seized by pirates, the charterer may withhold charter payments until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. Despite the fact that our vessels are covered against such risks, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention and/or hijacking of our vessels as a result of an act of piracy, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

It has also been observed that piracy incidents have increased dramatically in West Africa, where pirates and other criminals are often violent. In West Africa, pirates have attacked, hijacked and robbed vessels as well as kidnapped crews along the coast, rivers, anchorages, ports and surrounding waters. There have been thirty eight reported incidents in the Indian Ocean region during 2013 and five reported incidents in period from January 1, 2014 up to date. Further there have been thirty seven reported incidents in the West Africa region during 2013 and twelve reported incidents in period from January 1, 2014 up to date.

Increases in fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not our largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability and may also affect our charterer’s profitability where vessels are employed on time charter. As a result, it may be difficult for us to realize on our receivables and/or our charterers may be unable to fulfill their obligations under their charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental and safety laws and regulations that can adversely affect the cost, manner or feasibility of doing business and consequently our results of operations.

The shipping business and vessel operations are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions or other pollution. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Compliance with these laws and regulations, as well as with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures; affect the resale value or useful lives of our vessels; require reductions in cargo capacity, ship modifications or other operational changes or restrictions; lead to reduced availability of insurance coverage or increased policy costs; or result in denial of access to certain jurisdictional ports or waters, or detention in certain ports. In order to satisfy any such requirements, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

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

Government regulation of vessels, particularly environmental and safety requirements, may become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Additional legislation or amendments to existing legislation is expected in areas such as ship recycling, garbage management, energy efficiency, sewage systems, air emission control (including emission of greenhouse gases) and ballast treatment and handling. For example, amendments to revise the regulations of the International Convention for the Prevention of Pollution from Ships, or MARPOL, regarding the prevention of air pollution from ships were approved and formally adopted by the Marine Environment Protection Committee, or MEPC, in October 2008. The amendments establish a series of progressive standards limiting the sulfur content in fuel oil and new tiers of nitrogen oxide emission standards for new marine diesel engines. The amendments came into effect in July 2010 and we incurred significant costs for compliance. The amendments implement a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel and the Turkish inland waters (when berthed at Turkish Ports). Waters off of the North American coast were established as an ECA on August 1, 2012, and the United States Caribbean Sea ECA came into force on January 1, 2013, with an effective date of January 1, 2014. These ECAs will limit sulfur oxide (SOx), nitrogen oxide (NOx) and particulate matter emissions.

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

For all vessels, including those operated under our fleet, at present, international liability for bunker oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention came into effect on November 21, 2008, and as of July 31, 2013 was in effect in 72 countries. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

In addition to other climate-related risks set forth in this “Risk Factors” section, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide and methane. In the United States, the United States Environmental Protection Agency (“U.S. EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry). The U.S. EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined below, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which was expected to report back to its Marine Environment Protection Committee (“MEPC”) in late 2012. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global emissions reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping.

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

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the European Union will take in this regard in future. As of January 31, 2013 the European Commission has stopped short of proposing that emissions from ships be included in the European Union’s emissions-trading scheme (ETS). However, on October 1, 2012 the European Commission announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process.

We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The IMO is also introducing the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The measures came into effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. These measures set a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, which the industry will have to comply with. On August 20, 2013, MLC (Marine Labour Convention), (the “Convention”) entered into force stating that all the countries that were ratified under the convention and as a result all the vessels with the respective country flag must be certified through August 20, 2013. The Convention is comprehensive and sets out, in one place, seafarers' rights to decent working conditions. It covers almost every aspect of their work and life on board. The failure of a shipowner or bareboat charterer to comply with the ISM Code or IMO measures may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. As of the date of this report, each of our vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Our vessels and/or the cargoes carried on board our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which could adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. Any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert the attention of management from our business. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of revenue while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. For example, on October 8, 2010, the Grand Rodosi, one of our bulk carriers, which has since been redelivered to Lemissoler, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damages were incurred, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance. The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to reinstate the payment of dividends.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of our dry bulker fleet is 18.2 years. Most dry bulk vessels have an expected life ranging between 25 to 30 years, subject to market conditions and employment status of the vessels. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. In addition, older vessels could have loan obligations in excess of their scrap value. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with International Convention for the Safety of Life at Sea, or SOLAS. Our fleet is currently enrolled with Bureau Veritas and for one of the managed vessels with Registro Italiano Navale (“RINA”).

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

We conduct our operations worldwide, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In addition, continuing conflicts and recent developments in North Africa and the Middle East and future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the September 1, 2013 attack on M/V Cosco Asia, a container carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. The cost of vessel security measures has also been affected by the dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area, which could have a significant financial impact on us. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. We insure against these losses to the extent practicable, but the risk remains that uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

Economic sanctions and other international trade restrictions imposed by the United States, the European Union, and other jurisdictions could increase the legal compliance risks and costs associated with our international activities.

Economic sanctions and/or other trade restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union (“EU”) and its member states, could increase the legal costs of, and risks associated with, our international operations. Our compliance with the prohibitions of economic sanctions and foregoing business with countries subject to sanctions could also lead to loss of revenue.

Under economic sanctions and related trade laws, governments may impose requirements and restrictions that necessitate modifications to business activities and practices and modifications to compliance programs, which may increase compliance costs. These government-imposed requirements and restrictions may also increase the risk of violations of law, and, in the event of a violation of such laws, may subject us to fines and other penalties. Engaging in sanctions-triggering activity, such as that outlined under the Iran Sanctions Act (“ISA”) of 1996 and the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), could also result in the imposition of sanctions against us.

Recently, the scope of sanctions imposed against Iran and persons engaging in certain activities or doing certain business with or involving Iran has been expanded by a number of jurisdictions, including the United States, the EU, and Canada. The EU has strengthened sanctions against Iran by prohibiting a wider universe of transactions and activities involving Iran. The EU sanctions against Iran now prohibit the transportation of petroleum as well as petrochemical products from Iran. CISADA, enacted by the United States, also strengthens existing U.S. sanctions against Iran, and, inter alia, provides for the imposition of sanctions against foreign (non-U.S.) entities that transport or otherwise supply refined petroleum products (“RPP”) to Iran. U.S. Executive Order 13590 (November 19, 2011) expands and adds to the universe of activity triggering sanctions under ISA and CISADA by expanding sanctions and presenting risks to non-US persons conducting certain business with Iran’s petroleum and petrochemical industry.

In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in August 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”),, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the ITRSHRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector and potentially exposes U.S. companies to liability for the actions of their non-U.S. subsidiaries. The ITRSHRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

In January 2014, the “P5+1” countries (the United States, United Kingdom, Germany, France, Russia and China) agreed on a Joint Plan of Action (JPOA) with Iran in an effort to stop the advance of Iran’s nuclear program and roll back certain aspects of the program. Under this program, the United States has for a period of six months suspended certain sanctions against Iran (including the export from Iran of petrochemical products and crude oil). The relief afforded under the suspension is limited, temporary and reversible. Despite the suspension, and subject to a very small number of exceptions, all other U.S. sanctions concerning Iran remain in effect. U.S. persons and U.S.-owned or -controlled foreign entities remain generally prohibited from entering into transactions with Iran unless specifically authorized by the U.S. Government, including transactions permitted by the JPOA.

We are monitoring developments in the United States, the EU and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries or entities subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent tankers from calling on ports in sanctioned countries or could limit their cargoes and could also expose us to sanctions based on the activities of the vessels while the vessels are chartered out to third parties, even though we do not control such third parties.

We constantly keep abreast of legal developments in the economic sanctions and trade restrictions area, and we adjust our compliance programs and internal policies accordingly. We believe that we are and have been in compliance with all applicable laws, including all laws impacting the trade of our vessels with Iran and other countries identified by the United States as state sponsors of terrorism or as engaging in activities related to nuclear proliferation, and we intend to maintain such compliance. Our vessels are not authorized to engage in unlawful trade, or, save for vessels acquired while already on charter, any sanctions-triggering activity. Moreover, our vessels’ trade with the foregoing countries is infrequent, and the revenue we derive from such activity is de minimus. Additionally, our vessels are not chartered to entities that have been designated as sanctions targets by the United States or the European Union. The Company has not been involved in business to and from Cuba and Syria during the period of January 1 through December 31, 2013.

In an affirmative step to guard against violations and to prevent our vessels from engaging in any sanctions-triggering trade, we now include provisions in all of our new charters designed to prevent our charter parties from violating applicable laws relating to existing sanctions and from engaging in sanctions-triggering activity.

As it relates to Iran, the provisions in the charter parties/contracts for our vessels contain exclusions that prohibit the use of our vessels in unlawful and/or sanctions-triggering trade with Iran, or requesting our prior confirmation, not to be unreasonably withheld. Therefore, should any vessel be instructed by her time charterers to call in Iran and our confirmation is required, we ask our charterers to provide clear evidence that neither the transportation, loading nor discharge of the cargo, nor the parties involved, will result in or be subject to any sanctions, respectively. Furthermore, we provide this information to the vessel’s Protection & Indemnity Association (“P&I Association”), a third party liability insurer, asking for legal and/or expert advice.

During 2013, the Newlead Markela, which was already subject to a long-term charter signed in 2007 before our 2010 acquisition of the vessel, and which did not contain the provisions/exclusions to prohibit the use of the vessel in sanctions-triggering trade with Iran, was instructed by her time charterers, who are disponent owners, to call at a port of Iran twice and a port of Sudan once. In all cases, based on the information provided by the charterers conducted the relevant due diligence in cooperation with their P&I Association in order to confirm that the loading, discharge and transportation of the cargo and the parties involved would not result in, or would not be subject to, any sanctions, respectively. Following this review, on January 24, 2013 the Newlead Markela arrived at Iran’s Bandar Abbas port to load a cargo of about 54,304 MT of iron ore which was discharged to China, and departed on February 3, 2013. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, was subject to any sanctions. Furthermore, on June 15, 2013, this same vessel called Port Sudan to discharge a cargo of about 62,984 MT of wheat which had been loaded at the port of Prince Rupert, Canada. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, was subject to any sanctions. Also later the same year (August 30, 2013) Newlead Markela arrived at Bandar Imam Khomeini (“BIK”) of Iran to discharge a quantity of about 63,945 MT of corn which has been loaded in Nikolayen, Ukraine while she departed on September 6, 2013. Neither the loading, discharge, nor transportation of the cargo, nor the parties involved were subject to any sanctions. During 2012, the same vessel was instructed by her time charterers to call Iran twice. In all cases, after the time charterers instructed the vessel to call Iran, we asked them to provide us with all necessary information regarding the ports of call, cargo and parties involved, in order to conduct the relevant due diligence. Furthermore, we referred to our P&I Association in order to confirm that the loading, discharge or transportation of the cargo and parties involved would not result in, or would not be subject to, any sanctions, respectively. The information was provided to our P&I Association and the facts were reviewed by a legal expert, appointed by the P&I Association, who advised that neither the transportation, loading nor discharge of the cargo nor the parties involved was subject to any sanctions. Furthermore, we presented all relevant information to our War Risks Association (in the form of a standard questionnaire), who, after reviewing the facts, insured the vessel for the proposed voyages. Therefore, on October 14, 2012, the vessel arrived at Bandar Imam Khomeini in order to discharge a cargo of 61,603 tons of maize in bulk which had been loaded in Paranagua, Brazil. The vessel departed from BIK on October 23, 2012. On October 26, 2012, the vessel arrived at Bandar Abbas in order to load a cargo of 70,352 MT of iron ore in bulk and departed on the October 31, 2012. The vessel discharged the cargo of iron ore in Lianyungang, China. Neither the transport, loading nor discharge, nor the parties involved, were subject to any sanctions. In addition, during 2011, the same vessel was instructed by her time charterers to arrive in Iran from June 4 to June 14, 2011 in order to discharge approximately 60,000 tons of soya beans. Although this vessel arrived in Iran, neither the transportation nor discharge of the soya beans, nor the parties involved, were subject to any sanctions.

Despite the fact that we avoid any sanctioned activity with Iran and all other countries which are subject to sanctions, there is nevertheless some risk that the charter parties may engage in activity that could (indirectly) cause us to violate applicable law, expose us to sanctions under ISA, CISADA, ITRSHRA and any similar laws, and, as a consequence, cause reputational and other damage that could have a material adverse impact on our business and operations. Any such violation could result in fines, penalties, or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not invest in us. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Where trade exclusions with respect to Iran do not exist in our charter parties, we affirmatively notify charterers of our vessels that they themselves could face sanctions if they use our vessels in sanctions triggering trade with Iran.

Because our management team has no experience in corporate ventures outside of the shipping industry, there is a risk that new business arrangements may fail.

The members of our management team have no experience operating a company outside of the shipping industry. As a result, our management’s decisions and choices may not take into account standard approaches that companies in other industries in which we may try to enter commonly use. For example, management’s inexperience in the commodities industry led to errors in the transaction in which we acquired 3,750 grams of nickel wire in exchange for common shares of the Company, which was subsequently unwound. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in business ventures outside of the shipping industry.

Risks Relating to Our Coal Business

During 2012, we entered into a variety of transactions in order to develop a commodities sector of our business. We have entered into a joint venture arrangement and we have established a new entity with J Mining & Energy Group for the purchase and trading of coal. As of May 8, 2014, these coal operations have not yet developed.

Further, after entering into a number of agreements our current limited coal operations include: (i) the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky, with approximately 4,795 mineral acres, which rights were acquired in September 2013; (ii) a coal wash plant in located in Pike County, Kentucky, which was acquired in December 2013; and (iii) three executive employees with extensive mining expertise that manage and supervise our mining operations. In addition, in January 2014, we were granted access to develop and mine at the Five Mile Mine located in Breathitt County, Kentucky, which represents approximately 7,695 mineral acres. We previously entered into an agreement to acquire title to the Five Mile Mine in 2012 which was under default during 2013, however in connection with the January 2104 Hanover Holdings I LLC agreement (“Hanover agreements”) required payments were made, (see also Item 5. Operating and Financial Review and Prospects-Recent Developments-Accounts Payable Settlement (December 6, 2013) and, if the remaining payments are made pursuant to the Hanover agreements, we anticipate that we will close that acquisition and acquire title to the Five Mile Mine by the end of 2014. We are also currently in advanced negotiations to acquire approximately 1,900 mineral acres in Cumberland County, Kentucky, which is known as the Marrowbone Mine. The letter of intent relating to the acquisition of the Marrowbone Mine had an exclusivity period that ran through March 31, 2014, although management continues to negotiate for the acquisition of the Marrowbone Mine. We have not yet made the necessary payments to acquire title to the Five Mile Mine and have not yet finalized the negotiations regarding the acquisition of the Marrowbone Mine and, as a result, these transactions have not yet closed. In addition to the properties that we have acquired in Kentucky, we are in discussions for the acquisition of additional coal properties located in the United States. However, there is no assurance that any such discussions will result in an agreement or, if an agreement is reached, that we will be able to finance any such acquisitions. As of December 31, 2013 and May 8, 2014, our coal mining business, consisting of Viking Mine and our coal wash plant, has conducted limited operations and there can be no assurance that we will be able to effectively manage those operations or expand those limited operations in the future.

Our coal distribution business is operated as a joint venture. Our joint venture is restricted in operational flexibility and actions taken by our joint venture partners may negatively affect us and our ability to realize benefits from our joint venture.

In April 2012, our U.S. subsidiary entered into a joint venture arrangement with J Mining & Energy Group to purchase from them thermal coal (used in power plants for electricity generation and other industrial uses) located in Kentucky, USA. The joint venture has entered into agreements to purchase certain quantities of thermal coal with specified minimum qualities (after processing at the mine by the mine operator) over a five-year period. One of our subsidiaries and our joint venture partner each hold a 50% interest in the joint venture.

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

We partially rely on third parties for the coal that we will sell to our customers. Disruptions in the quantities of coal produced by our coal suppliers could impair our ability to fill customer orders.

We partially rely on third party suppliers to source the coal that we will sell to our customers. Operational difficulties at mines operated by third parties from whom we purchase coal, changes in demand for contract miners from other coal producers and other factors beyond our control could affect the availability, pricing, and quality of coal produced for or purchased by us. Although our contractual agreements are long term in nature, such contractual arrangements by themselves cannot fully mitigate such risks related to sourcing our coal from third parties. Disruptions in the quantities of coal produced for or purchased by us could impair our ability to fill our customer orders or require us to purchase coal from other sources in order to satisfy those orders. If we are unable to fill a customer order or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose customers and our operating costs could increase.

We have previously not been able to obtain the necessary financing to satisfy our payment obligations under existing purchase agreements, and there is no assurance that we will be able to do so in the future.

We previously entered into an agreement to acquire ownership and leasehold interests, including rights, title, permits and leases to coal mines, to a property located in Tennessee (the “Tennessee Property”). As we were not able to obtain the necessary financing to satisfy our payment obligations under the purchase agreement for the Tennessee Property, we entered into an agreement, pursuant to which we were to be permitted to use the property through a one-year lease agreement. Upon any default under the lease, we were required to assign all rights under permits, mining contracts and other mining assets on the property to the seller of the property. On June 7, 2013, due to a default under the lease agreement, we assigned all rights under permits, mining contracts and other mining assets relating to the Tennessee Property back to the seller. While we intended to secure financing to satisfy our obligations under the agreements, we were unable to do so and, as a result, the transaction did not close. We may be liable to the seller for damages or any amounts owed under the agreements, which could adversely affect our results of operations and our business.

We also have an outstanding agreement to acquire title to the Five Mile Mine and we are currently in advanced negotiations to acquire the Marrowbone Mine. However, the Company had not made the necessary payments to acquire title to the Five Mile Mine which was under default during 2013, however the required payments became subject to the Hanover agreements, (see also Item 5. Operating and Financial Review and Prospects-Recent Developments-Accounts Payable Settlement (December 6, 2013) and we have not yet finalized the terms of the acquisition of the Marrowbone Mine. If the remaining payments pursuant to the Hanover agreements are not made, we may not be able to acquire title to the Five Mile Mine and we may not be able to reach acceptable terms to acquire the Marrowbone Mine.

Our failure to fulfill our obligations under prior purchase agreements may also impact our ability to negotiate future purchase agreements with third parties and to grow our business through acquisitions, which could adversely impact our results of operations.

We may be liable for the actions of third parties who may in the future extract commodities from properties leased by us.

The properties located in Kentucky include resources such as natural gas, timber, sand, gravel, fly ash and dimension stone. We may contract with third parties to extract some of these commodities on the properties. We may be liable for actions of third parties extracting commodities on properties to which we have access. If NewLead extracts the commodities itself, it would be liable for its activities related to its extraction operations.

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

The mining business is capital intensive and we may not be able to successfully manage our limited operations or have access to the capital required to expand our current coal operations and reach full productive capacity at our current mines and we may not be able to acquire any additional mines.

Our mining operations are currently limited or non-existent. However, even any limited operations are capital intensive due to construction of new infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of coal reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations requires substantial capital expenditures. We cannot assure you that we will be able to successfully manage our limited operations or that we will be able to generate sufficient production levels or generate sufficient cash flow to fund our mining operations. We do not currently have access to sufficient financing to fully fund our production, exploration, permitting and development activities and we may be required to defer all or a portion of our future capital expenditures.

We currently have several pending acquisitions. There is no assurance that we will be able secure the required financing to finalize these currently pending acquisitions or to fund required capital intensive activities on a timely basis, or at all. Our results of operations, business and financial condition may be materially adversely affected if we cannot close the currently pending acquisitions and/or make such capital expenditures relating to our existing mining operations.

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

Gas-fueled generation has the potential to displace coal-fueled generation, particularly from older, less efficient coal-powered generators. We expect that many of the new power plants needed to meet increasing demand for electricity generation will be fueled by natural gas because gas-fired plants are cheaper to construct and permits to construct these plants are easier to obtain as natural gas is seen as having a lower environmental impact than coal-fueled generators. In addition, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Many states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal.

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

Our profitability in part depends upon the coal supply agreements we have with our customers. Changes in purchasing patterns in the coal industry could make it difficult for us to extend our existing coal supply agreements or to enter into new agreements in the future.

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

If we sell a portion of our coal production under long-term coal supply agreements, our ability to capitalize on more favorable market prices may be limited. Conversely, at any given time we may be subject to fluctuations in market prices for the quantities of coal that we will produce without commitments. As described above in the risk factor titled “Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our business, results of operations and financial position,” the market prices for coal may be volatile and may depend upon factors beyond our control. Our profitability may be adversely affected if we are unable to sell any of the coal we have sourced under our supply arrangements at favorable prices or at all. See also “Item 4-Information on the Company-B. Business Overview-Coal Sale Purchase Agreements (Purchase Agreements)”.

Failure to meet certain provisions in our coal supply agreements could result in economic penalties.

Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as heat value, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, purchasing replacement coal in a higher priced open market, the rejection of deliveries or termination of the contracts. In some of the contract price adjustment provisions, failure of the parties to agree on price adjustments may allow either party to terminate the contract. Many agreements also contain provisions that permit the parties to adjust the contract price upward or downward for specific events, including inflation or deflation, and changes in the laws regulating the timing, production, sale or use of coal. Moreover, a limited number of these agreements permit the customer to adjust the price of the contract in the event of market changes in the coal industry, which would increase the price of coal beyond specified amounts. See also “Item 4-Information on the Company-B. Business Overview-Coal Sale Purchase Agreements (Purchase Agreements)”

Unexpected decreases in availability of supplies, such as equipment or raw materials, or increases in the costs thereof, could significantly impair our operating results.

Our operations are dependent on reliable supplies of mining equipment, replacement parts, explosives, diesel fuel, tires, magnetite and steel-related products (including roof bolts). If the cost of any mining equipment or key supplies increases significantly, or if they should become unavailable due to higher industry-wide demand or less production by suppliers, there could be an adverse impact on our cash flows, results of operations or financial condition.

Coal mining is subject to inherent risks and our operations may be affected by conditions or events beyond our control, which could cause our quarterly or annual results to deteriorate.

Our future coal mining operations will be subject to conditions or events beyond our control that could disrupt operations, affect production and the cost of mining for varying lengths of time and have a significant impact on our operating results. These conditions or events include:

•	variations in thickness of the layer, or seam, of coal;

•	variations in geological conditions;

•	amounts of rock and other natural materials intruding into the coal seam;

•	equipment failures and unexpected major repairs;

•	unexpected maintenance problems;

•	fires and explosions from methane and other sources;

•	accidental mine water discharges or other environmental accidents;

•	other accidents or natural disasters; and

•	weather conditions.

A shutdown of the mines we intend to acquire or prolonged disruption of production or transportation of our coal to customers would result in a decrease in our revenues and profitability, which could be material. Our insurance does not cover every potential risk associated with our operations. Adequate coverage at reasonable rates is not always obtainable. In addition, our insurance may not fully cover our liability or the consequences of any business interruptions such as equipment failure or labor disputes. The occurrence of a significant event not fully covered by insurance could have an adverse effect on our business, results of operations, financial condition and prospects.

We face numerous uncertainties in estimating our economically recoverable coal reserves and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

Forecasts of our future performance are based on, among other things, estimates of our future recoverable coal reserves, if any, on the properties we seek to acquire. Reserve information is typically based upon on engineering, economic and geological data assembled and analyzed by third parties. Reserve estimates as to both quantity and quality are generally updated from time to time to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves necessarily depend upon a number of variable factors and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions include:

•	Geologic and mining conditions, which may not be fully identified by available exploration data;

•	Future coal prices, operating costs and capital expenditures;

•	Severance and excise taxes, royalties and development;

•	Future mining technology improvements;

•	The effects of regulation by governmental agencies;

•	Ability to obtain, maintain and renew all required permits;

•	Employee health and safety; and

•	Historical production from the area compared with production from other producing areas.

As a result, actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves. Any material inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability which could materially adversely affect our ability to pay distributions to our shareholders.

The success of our operations depends upon our ability to obtain necessary permits to mine all of our coal reserves.

These include permits issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing mine development or operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens’ claims to challenge the issuance or renewal of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued in a timely fashion or renewed at all, or permits issued or renewed may not be maintained, may be challenged or may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would have a material adverse effect on our results of operations, business and financial position, as well as the ability to pay distributions to our shareholders.

Our operations could be adversely affected if we are unable to obtain required surety bonds.

Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. Certain insurance companies, along with other participants in the coal industry, no longer provide surety bonds for workers’ compensation and other post-employment benefits without collateral. We intend to satisfy our obligations under these statutes and regulations by providing letters of credit, cash collateral or other assurances of payment. However, letters of credit can be significantly more costly to us than surety bonds. If we are unable to secure surety bonds for these obligations in the future, and are forced to secure letters of credit indefinitely, our profitability may be negatively affected. On May 1, 2012, the Federal Office of Surface Mining Reclamation notified the State of Kentucky that it believes Kentucky’s bonding program is insufficient. The resolution of this issue could cause bonding costs for new or existing operations to increase.

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

Considerable uncertainty is associated with these air emissions initiatives. The content of regulatory requirements in the United States is in the process of being developed, and many new regulatory initiatives remain subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fueled power plants and other traditional users of coal. As a result, these power plants and other users of coal may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low sulfur coal, possibly reducing future demand for coal and a reduced need to construct new coal-fueled power plants and other facilities that use coal. The EIA’s expectations for the coal industry assume there will be a significant number of as yet unplanned coal-fired plants built in the future which may not occur. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal.

Increased regulation relating to environmental protection, health and safety and other matters may impose significant costs on us, and future requirements could limit our ability to produce coal at a competitive price.

Our future mining operations will be subject to extensive federal, state and local regulations with respect to matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant, wildlife and wetland protection;

•	blasting operations;

•	the management and disposal of hazardous and non-hazardous materials generated by mining operations;

•	the storage of petroleum products and other hazardous substances;

•	reclamation and restoration of properties after mining operations are completed;

•	discharge of materials into the environment, including air emissions and wastewater discharge;

•	surface subsidence from underground mining; and

•	the effects of mining operations on groundwater quality and availability.

Within the last few years the industry has seen enactment of the federal Mine Improvement and New Emergency Response Act (“MINER Act”) and subsequent additional legislation and regulation imposing significant new safety initiatives and the Dodd-Frank Act imposing new mine safety information reporting requirements. Various states also have enacted their own new laws and regulations imposing additional requirements related to mine safety. The coal industry is also affected by significant legislation mandating specified benefits for retired miners. These new laws and regulations will cause us to incur substantial additional costs, which will adversely impact our operating performance.

Regulation of greenhouse gas emissions as well as uncertainty concerning such regulation could adversely impact the market for coal and the regulation of greenhouse gas emissions may increase our future operating costs and negatively affect us.

While climate change legislation in the U.S. is unlikely in the next several years, the issue of global climate change continues to attract considerable public and scientific attention with widespread concern about the impacts of human activity, especially the emissions of greenhouse gases (GHGs), such as carbon dioxide and methane. Combustion of fossil fuels, such as the coal and gas we produce, results in the creation of carbon dioxide emissions into the atmosphere by coal and gas end users, such as coal-fired electric power generation plants. Numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government that are intended to limit emissions of GHGs. Several states have already adopted measures requiring reduction of GHGs within state boundaries. Internationally, the Kyoto Protocol, which set binding emission targets for developed countries. Although the United States has not ratified the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change (“UNFCCC”), which became effective for many countries in 2005 and establishes a binding set of emission targets for greenhouse gases, the United States is actively participating in various international initiatives within and outside of the UNFCCC process to negotiate developed and developing nation commitments for GHG emission reductions and related financing. Regulation of GHGs could occur in the United States pursuant to the Environmental Protection Agency (EPA) regulation under the Clean Air Act. On December 23, 2010 the EPA announced that it will propose standards for GHG emissions for gas, oil and coal fired power plants in July 2011 and issue final standards in May 2012. These proposed standards were published in March 2012. Congress actively considered in the past, and may consider in the future, legislation that would establish a nationwide GHG emissions cap-and-trade or other market-based program to reduce GHG emissions. In advance of federal action, state and regional climate change initiatives, such as the Regional Greenhouse Gas Initiative of eastern states, the Western Regional Climate Action Initiative, and recently enacted legislation in California and other states are taking effect before federal action. In addition, some states and municipalities in the United States have adopted or may adopt in the future regulations on GHG emissions. Some states and municipal entities have commenced litigation in different jurisdictions seeking to have certain utilities reduce their emission of CO2.

Apart from governmental regulation, on February 4, 2008, three of Wall Street’s largest investment banks announced that they had adopted climate change guidelines for lenders. The guidelines require the evaluation of carbon risks in the financing of electric power generation plants which may make it more difficult for utilities to obtain financing for coal-fired plants.

If comprehensive regulation focusing on GHGs emission reductions is adopted for the United States by the EPA or in other countries where we sell coal, or if utilities were to have difficulty obtaining financing in connection with coal-fired plants, it may make it more costly to operate fossil fuel fired (especially coal-fired) electric power generation plants and make fossil fuels less attractive for electric utility power plants in the future. Depending on the nature of the regulation or legislation, power generation through natural gas or other means could become more economically attractive than coal-fueled power generation. Apart from actual regulation, uncertainty over the regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction in the amount of coal or possibly natural gas consumed by domestic electric power generators as a result of actual or potential regulation of greenhouse gas emissions could decrease demand for fossil fuels we intend to provide, thereby reducing our future revenues and materially and adversely affecting our business and results of operations. Our customers may also have to invest in carbon dioxide capture and storage technologies in order to burn coal or natural gas and comply with future GHG emission standards.

Our future mining operations may adversely impact the environment which could result in material liabilities to us.

The processes required to mine coal may cause certain impacts or generate certain materials that might adversely affect the environment from time to time. Certain of our future mining operations may use hazardous and other regulated materials and may generate hazardous wastes. We may be subject to claims under federal and state statutes and/or common law doctrines for penalties, toxic torts and other damages, as well as for natural resource damages and for the investigation and remediation of soil, surface water, groundwater, and other media under laws such as the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), commonly known as Superfund, or the Clean Water Act.

Liability may be strict, joint and several, so that we, regardless of whether we caused contamination, may be held responsible for more than our share of the contamination or other damages, or even for the entire share. These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to regulated materials or wastes associated with our operations, could result in costs and liabilities that could adversely affect us.

Because our management team has no experience in mineral exploration and does not have formal training specific to the technicalities of mineral exploration, there is a risk that our coal business may fail.

The members of our management team have no experience operating a mining company and do not have formal training as geologists, engineers or in the technical aspects of management of a mining company. As a result, our management’s decisions and choices may not take into account standard engineering or managerial approaches that mining companies commonly use. In addition, we will have to rely on the technical services of others with expertise in mining in order for us to exploit our properties. If we are unable to contract for the services of such individuals, it will make it difficult and maybe impossible to pursue our business plan. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Many utilities have sold their power plants to non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear on payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, some of our customers may be affected by the current economic downturn, which may impact their ability to fulfill their contractual obligations. Competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default. We may also enter into contracts to supply coal to energy trading and brokering companies under which those companies sell coal to end users. If the creditworthiness of the energy trading and brokering companies declines, this would increase the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of these energy trading and brokering companies. An inability to collect payment from these counterparties may materially adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders.

We intend to operate our mines with a limited work force. Our ability to operate a mine efficiently and profitably could be impaired if we lose key personnel or fail to continue to attract qualified contractors.

We will manage our business with a number of key personnel at each location, including key contractors. In addition, to the extend and as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel and contractors. We cannot be certain that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders.

We will operate our future mines with a work force that will be contracted through our operators. We do not expect our contractors’ employees to be members of unions, but that work force may not remain non-union in the future.

We do not expect our contractors’ employees to be represented under collective bargaining agreements. However, that work force may not remain non-union in the future, and proposed legislation such as the Employee Free Choice Act, could, if enacted, make union organization more likely. If some or all of our future operations were to become unionized, it could adversely affect our productivity, increase our labor costs and increase the risk of work stoppages at our mining complexes. In addition, even if we were to remain non-union, our operations may still be adversely affected by work stoppages at our facilities or at unionized companies, particularly if union workers were to orchestrate boycotts against our operations.

A shortage of skilled mining labor in the United States could decrease our future labor productivity and increase labor costs, which would adversely affect our future profitability.

Efficient coal mining using complex and sophisticated techniques and equipment requires skilled laborers, preferably with at least one year of experience, and proficiency in multiple mining tasks, including mining equipment maintenance. Any shortage of skilled mining labor reduces the productivity of experienced employees who must assist in training unskilled employees. If a shortage of experienced labor occurs, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal, which could adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders.

Failures of contractor-operated sources to fulfill the delivery terms of their contracts with us could adversely affect our operations and reduce our profitability.

Within our normal mining operations, we will utilize contract miners for all of our coal. If any of the contract miners with whom we contract went bankrupt or were otherwise unavailable to provide their services, our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders could be materially adversely affected. We expect that our future contract miners will pass their costs to us. Our profitability or exposure to loss on transactions or relationships such as these is dependent upon a variety of factors, including the reliability of the third-party; the price and financial viability of the third-party; our willingness to reimburse temporary cost increases experienced by the third-party; our ability to pass on cost increases to customers; our ability to substitute, when economical, third-party coal sources with internal production or coal purchased in the market; and other factors.

Competition within the coal industry may adversely affect our ability to sell coal and excess production capacity in the industry could put downward pressure on coal prices.

We will compete with other producers primarily on the basis of price, coal quality, transportation cost and reliability of delivery. We cannot assure you that competition from other producers will not adversely affect us in the future. The coal industry has experienced consolidation in recent years, including consolidation among some of our major competitors. As a result, a substantial portion of coal production is from companies that have significantly greater resources than we do. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us. In addition, potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit coal producers operating in countries other than the United States, where our mining operations will be located. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable trading or other arrangements. We compete directly for United States and international coal sales with numerous other coal producers located in the United States and internationally, in countries such as Australia, China, India, South Africa, Indonesia, Russia and Colombia. Increases in coal prices could encourage the development of expanded capacity by new or existing coal producers, which could result in lower coal prices. As a result, our results of operations, business and financial condition, as well as our ability to pay distributions to our shareholders may be materially adversely affected.

Major equipment and plant failures could reduce our ability to produce and ship coal and materially and adversely affect our results of operations.

We will depend on several major pieces of equipment and plants to produce and ship our coal, including, but not limited to, preparation plants and loadout facilities. If any of these pieces of equipment or facilities suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation, or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost which would impact our ability to produce and ship coal and materially and adversely affect our results of operations, business and financial condition and our ability to pay distributions to our shareholders.

Risks Relating to Our Common Shares

Our common shares could be delisted from the NASDAQ Global Select Market, which could negatively impact the price of our common shares and our ability to access the capital markets.

Our common shares are currently listed on the NASDAQ Global Select Market, or NASDAQ. Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. The listing standards of NASDAQ provide, among other things, that a company may be delisted if the bid price of its stock decreases below $1.00 for a period of 30 consecutive business days and the company is unable to meet the minimum bid requirement within the period provided by NASDAQ Global Select Market.

As previously announced by us, on April 4, 2013, we received a letter from the NASDAQ Listing Qualifications Department notifying us that the minimum bid price per share for our common stock fell below $1.00 for a period of 30 consecutive business days and therefore we did not meet the minimum bid price requirement set forth in NASDAQ Listing Rule 5450(a)(1). We were provided 180 calendar days, or until October 1, 2013, to regain compliance with the minimum bid price requirement. On October 1, 2013 we received a letter from the NASDAQ Listing Qualifications Department notifying us that we had not regained compliance, with the minimum bid price requirement. We timely requested a hearing before the NASDAQ Hearing Panel and prior to any such hearing, we regained compliance through the implementation of the 1-for15 reverse split of our common shares that was effective upon the commencement of trading on October 17, 2013. On January 3, 2014, we received a written notification from The NASDAQ indicating that we regained compliance with the minimum bid price requirement of $1.00 per share. Under NASDAQ Listing Rule 5815(d)(4)(a), the Panel will monitor us for a six month monitor period ending June 30, 2014, to see if we experience a closing bid price under $1.00 for a period of 30 consecutive business days. Since receipt of the January 3, 2014 notification, we undertook a reverse split of our common shares, on March 6, 2014, on a 1-for-10 ratio in order to avoid our common shares falling below the $1.00 minimum bid price for a period of 30 consecutive business days. There can be no assurance we will not need to undertake one or more further reverse splits of our common shares in order to avoid our common shares falling below the $1.00 minimum bid price for a period of 30 consecutive business days during the monitor period. There can also be no assurance that given our history and the number of issues we have historically had with maintaining the minimum bid price of the Nasdaq listing requirements, that our common shares may be delisted prior to or at the completion of the monitor period.

In addition, on December 23, 2013, we received notice from the NASDAQ Listing Qualifications Department indicating that we did not satisfy the $50 million in market value of listed securities requirement for continued listing on The NASDAQ Global Select Market (the “Market Cap Requirement”), as set forth in Listing Rule 5450(b)(2)(A), for the prior 30 consecutive business days. In accordance with the NASDAQ Listing Rules, we were granted a 180-day grace period, through June 23, 2014, to evidence compliance with the Market Cap Requirement. Compliance with the Market Cap Requirement can be achieved if the Company evidences a market value of listed securities of at least $50 million for a minimum of 10 consecutive business days, but generally for no more than 20 consecutive business days, during the grace period.

If our common shares are delisted by NASDAQ, our common shares may be eligible to trade on the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our common stock. In addition, there can be no assurance that our common stock would be eligible for trading on any such alternative exchange or markets. There can be no assurance that we will meet the requirements for continued listing on the NASDAQ or whether any application to the NASDAQ Capital Market will be approved or that any appeal would be granted by the Listing Qualifications Panel.

Further declines in the trading price of our common shares may cause us to fail to meet certain of the continuing listing standards of the NASDAQ, which could result in the delisting of our common shares. If our shares cease to be traded on the NASDAQ or on another national securities exchange, the price at which you may be able to sell your common shares of the company may be significantly less than their current trading price or you may not be able to sell them at all.

Our restructuring and development efforts to strengthen our financial position and reduce our debt may adversely affect our common shareholders through dilution or complete loss in value.

We may continue to effect various transactions to restructure our capital structure and reduce our debt service obligations, which may include additional issuances of equity securities in exchange for our indebtedness or the issuance of securities convertible into common shares, such as our preferred shares. In addition, as part of the restructuring, certain of our indebtedness continues to remain outstanding, and the agreements relating to such indebtedness contain various restrictive covenants. Any debt that remains outstanding or we may incur as part of the continued restructuring will remain senior in right of payment over our common shares.

At our option or not, subject to certain conditions, certain interest and principal payments of our indebtedness may be satisfied by issuing additional common shares of the Company (rather than in cash). Refer to “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources” for a discussion of our indebtedness. In addition, our outstanding preferred shares contain conversion features which require us to issue our common shares based upon conversion prices that fluctuate with the trading price of our common shares. Accordingly, we may be required to issue a substantial amount of our common shares upon conversion of the preferred shares. The issuance of additional common shares may be dilutive to our stockholders, including holders who received common shares in any restructuring. We cannot predict the extent to which this dilution and the possibility of additional issuances and sales of our common shares will negatively affect the trading price or the liquidity of our common shares.

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase.

We cannot assure you that an active trading market for our common shares will be sustained. We cannot assure you of the price at which our common shares will trade in the public market in the future or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above their current market price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares. The dry bulk market has been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

Anti-takeover provisions in our constitutional documents and in our loan/financing agreements could have the effect of discouraging, delaying or preventing a recapitalization, amalgamation, merger or acquisition or other business combination, which could adversely affect the market price of our common shares.

Several provisions of our bye-laws and/or the loan/financing agreements to which we are party could discourage, delay or prevent a recapitalization or acquisition that shareholders may consider favorable. These include provisions:

•	authorizing our board of directors to issue “blank check” preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

•	not permitting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares;

•	limiting the persons who may call special meetings of shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA;

•	requiring Grandunion, or our former chairman Nicholas Fistes and Michail Zolotas, to maintain directly or indirectly, legal and beneficial ownership of not less than 10% of the issued and outstanding share capital of the Company (whereas in two loan agreements the requirement is for Michail Zolotas and Nicholas Fistes to maintain, directly or indirectly, legal and beneficial ownership of not less than 33.3% of the issued and outstanding share capital of the Company);

•	requiring our former chairman Nicholas Fistes and Michail Zolotas to be at any given time the beneficial owners of at least 50.1% of the voting share capital of Grandunion;

•	requiring our former chairman Nicholas Fistes and Michail Zolotas to remain at any given time the Chairman, and the President and Chief Executive Officer of the Company, respectively;

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings; and

•	requiring Michail Zolotas to be at any given time the beneficial owner of at least 20% of the issued and outstanding shares of the Company, requiring Michail Zolotas to remain at any given time the Chief Executive Officer of the Company and requiring that the current Chief Financial Officer of the Company remain in such position.

Despite our efforts to restructure our credit facility with Piraeus Bank (CPB loan), we have not been able to do so successfully. As a result, the resignation of Nicholas Fistes, among other actions, has caused us to default under certain of the provisions under this credit facility, as described above. While we continue to use our best efforts to complete our restructuring with Piraeus Bank (CPB loan), there can be no assurance that a successful resolution can be reached with Piraeus Bank (CPB loan). Further, there is no assurance that the Company will obtain releases or waivers from defaults, or incur additional defaults, under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations. These provisions could have the effect of discouraging, delaying or preventing a recapitalization, amalgamation, merger or acquisition, which could adversely affect the market price of our common shares.

Our board of directors has determined to suspend the payment of cash dividends on our common shares in order to preserve capital and to allow management to focus on improving our operating results, and until conditions improve in the international shipping industry and credit markets, management will continue to evaluate whether to reinstate the payment of common share dividends.

On September 12, 2008, our board of directors determined to immediately suspend payment of our common shares quarterly dividend. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our common shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of common share dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in various credit facilities and those required by Bermuda law.

Our debt agreements contain covenants that limit our ability to pay common share dividends. For example, our credit facility with Piraeus Bank (CPB loan) prohibits us from paying dividends without our lender’s consent. Our facility agreements further require us to maintain financial ratios and minimum liquidity and working capital amounts.

Under Bermuda law, we may not declare or pay dividends if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than our liabilities. Consequently, events beyond our control, such as a reduction in the realizable value of our assets, could cause us to be unable to make dividend payments.

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

A. History and Development of the Company

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the BCA on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (+30) 213-014-8600.

NewLead has historically been an international shipping company. On April 11, 2012, through one of our wholly-owned subsidiaries, NewLead Holdings (US) Corp., we established NewLead JMEG LLC with J Mining & Energy Group, Inc. as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. NewLead is now an international, vertically integrated shipping and commodity company. NewLead engages in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We conduct our operations through vessel-owning companies whose principal activity is the ownership and/or operation of product tankers and dry bulk vessels. In addition, under specific management agreements, we perform part of the commercial, technical and operational management of vessels outside of our owned fleet. NewLead currently owns a fleet of two dry bulk carriers with a combined carrying capacity of approximately 0.15 million dwt and manages two double-hulled oil tanker/asphalt carriers and one double-hulled oil tanker. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry.

In addition, NewLead has recently launched a commodities unit in order to take advantage of emerging dynamics in the maritime industry. We anticipate engaging in the business of purchasing, trading and transporting commodities, principally coal, through certain joint venture affiliates.

After entering into a number of agreements our current limited coal operations include: (i) the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky, with approximately 4,795 mineral acres, which rights were acquired in September 2013; (ii) a coal wash plant in located in Pike County, Kentucky, which was acquired in December 2013; and (iii) three executive employees with extensive mining expertise that manage and supervise our mining operations. In addition, in January 2014, we were granted access to develop and mine at the Five Mile Mine located in Breathitt County, Kentucky, which represents approximately 7,695 mineral acres. We previously entered into an agreement to acquire title to the Five Mile Mine in 2012 which was under default during 2013, however in connection with the Hanover agreements required payments were made, (see also Item 5. Operating and Financial Review and Prospects-Recent Developments-Accounts Payable Settlement (December 6, 2013) and, if the remaining payments are made pursuant to the Hanover agreements, we anticipate that we will close that acquisition and acquire title to the Five Mile Mine by the end of 2014. We are also currently in advanced negotiations to acquire approximately 1,900 mineral acres in Cumberland County, Kentucky, which is known as the Marrowbone Mine. The letter of intent relating to the acquisition of the Marrowbone Mine had an exclusivity period that ran through March 31, 2014, although management continues to negotiate for the acquisition of the Marrowbone Mine. We have not yet made the necessary payments to acquire title to the Five Mile Mine and have not yet finalized the negotiations regarding the acquisition of the Marrowbone Mine and, as a result, these transactions have not yet closed. In addition to the properties that we have acquired in Kentucky, we are in discussions for the acquisition of additional coal properties located in the United States. However, there is no assurance that any such discussions will result in an agreement or, if an agreement is reached, that we will be able to finance any such acquisitions

We previously entered into an agreement to acquire ownership and leasehold interests, including rights, title, permits and leases to coal mines, to the Tennessee Property. However, as we were not able to obtain the necessary financing to satisfy our payment obligations under the purchase agreement for the Tennessee Property, we entered into an agreement, pursuant to which we were to be permitted to use the property through a one-year lease agreement. On June 7, 2013, due to a default under the lease agreement, we assigned all rights under the permits, mining contracts and other mining assets relating to the Tennessee Property back to the seller. As a result of the default, our agreement to acquire the Tennessee Property terminated and is of no further force or effect.

Due to the economic conditions and operational difficulties of the Company, during 2011 we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% Notes and the counterparties to our capital leases. See “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources” for a detailed discussion.

2009 Recapitalization

On October 13, 2009, we completed an approximately $400.0 million recapitalization, which resulted in Grandunion acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail Zolotas, acquired 3,514 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 494 were transferred to Rocket Marine, a company controlled by two former directors, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion.

The voting agreement between Rocket Marine Inc. and Grandunion expired on February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of Michail Zolotas or Grandunion. In connection with the recapitalization, the Company issued $145.0 million in aggregate principal amount of 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $4,050 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. In November 2009, Focus Maritime Corp., a company controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of our Board of Directors, converted $20.0 million of the 7% Notes into approximately 5,000 new common shares. On July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments of approximately $199.8 million in the aggregate, and an additional fee of $17.5 million payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 589,000 common shares of the Company. The shares were issued on July 16, 2012. As a result, in the aggregate, $0.1 million of the 7% Notes held by IBG remain outstanding. Upon the successful completion of the recapitalization and the appointment of new management, we subsequently changed our name to NewLead Holdings Ltd.

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

B. Business Overview

Owned Fleet

We have long-established charter relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of our vessels. The Company has established stringent requirements for selecting qualified charterers that are being practiced and adhered to.

As of May 8, 2014, we own a fleet of two dry bulk vessels totaling 0.15 million dwt with an average age of 18.2 years.

In addition, on September 15, 2013 and March 10, 2014, we signed three memoranda of agreements for the acquisition of three Handysize double hull bulk carriers, which are expected to be delivered in the third quarter of 2014.

Moreover, through our wholly-owned subsidiary Newlead Shipping S.A. (“Newlead Shipping”), we perform part of the commercial, the technical and the operational management of two double-hulled oil tanker/asphalt carriers and one double-hulled oil tanker owned by third parties for a monthly average fee of approximately $13,000 per vessel.

As of December 31, 2013, we had contracted a minimum of 73%, 79% 100% and 18% of our available days on a charter-out-basis for 2014, 2015, 2016 and thereafter, respectively. As a result, as of such date, we had a minimum of $20.6 million of total contracted revenue through 2018. The employment profile of the fleet as of May 8, 2014 is reflected in the table below:

		Vessel		Charter
Vessel Name	Size (dwt)	Type	Year Built	Expiration	Net Daily Charter Hire Rate
Dry bulk Vessels
Newlead Victoria	75,966	Panamax	2002	min: March 2018 max: June 2018	Fixed rate at $12,000 per day until December 29, 2014; $13,050 from December 30, 2014 until December 29, 2015; $13,250 from December 30, 2015 until December 29, 2017; and $13,350 from December 30, 2017 until June 29, 2018	(1)
Newlead Markela	71,733	Panamax	1990	Spot	-
TBN -dry bulk vessels(2)	32,500	Handysize	2012	-	-
TBN -dry bulk vessels(2)	32,290	Handysize	2012	-	-
TBN -Newbuilding(2)	35,000	Handysize	2014	-	-

(1) Profit sharing 60% based on open book accounting on actual earnings and to be paid quarterly. Owners have the right of earlier redelivery of the vessel, provided that they have given charterers 120 days’ notice.

(2) Expected to be delivered in the third quarter of 2014.

Coal Sale Purchase Agreements (Purchase Agreements)

As of December 31, 2013, New Lead JMEG LLC entered into two Sale Purchase Agreements with a third party to purchase from such third party thermal coal located in Kentucky, USA. The commencement period of the agreements, which were revised on March 17, 2013, is considered to be the first shipment of coal, which is expected to take place during the fourth quarter of 2014 or as otherwise agreed.

The commitments as of December 31, 2013 were (in millions):

BTU	Year	Amount
12,300	1	$47.0
12,300	2	64.4
12,300	3	64.4
12,300	4	64.4
12,300	5	64.4
		304.6
10,800	1	40.2
10,800	2	54.9
10,800	3	54.9
10,800	4	54.9
10,800	5	54.9
		259.8
		$564.4

THE SHIPPING INDUSTRY

Fleet Management

Newlead Shipping S.A. (“Newlead Shipping”), a subsidiary of NewLead, and certain of its subsidiaries provide technical and commercial management services to product tanker vessels. Newlead Bulkers S.A. (“Newlead Bulkers”), which is a subsidiary of Newlead Shipping, provides technical and commercial management services to our dry bulk vessels. As of December 31, 2013 and May 8, 2014, the commercial and technical management services of all of our owned vessels are managed in-house. In addition, under specific management agreements, we perform part of commercial, technical and operational management of vessels outside of our owned fleet for two double-hulled oil tanker/asphalt carriers and one double-hulled oil tanker owned by third parties for a monthly average fee of approximately $13,000 per vessel.

Crewing and Employees

As of December 31, 2013, all of our employees (except for Michail Zolotas, our Chairman, Chief Executive Officer and member of our Board of Directors who is employed by NewLead Holdings Ltd.) were employed by our wholly-owned subsidiaries, Newlead Shipping and Newlead Bulkers, which employed 14 persons and 15 persons, respectively, all of whom are shore-based. We employ an average of 20 crew members per vessel owned.

Our technical managers ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that our vessels employ experienced and competent personnel. All of the employees of our managers are subject to a general collective bargaining agreement covering employees of shipping management companies. These agreements set industry-wide minimum standards.

Inspection by a Classification Society

Our vessels have been certified as being “in class” by Bureau Veritas, each of which is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. Our fleet is currently enrolled with Bureau Veritas and RINA.

Competition

We operate in shipping markets that are diversified, highly competitive and highly fragmented. Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We typically arrange our charters in the period market through the use of brokers, and negotiate the terms of the charters based on market conditions. We compete primarily with owners of dry bulk ships. As of March 2014, the world’s active dry bulk fleet consists of approximately 10,000 vessels, aggregating approximately 730 million dwt. To the extent we seek to charter out our vessels, it is likely that we will face substantial competition for long term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long term charters.

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

Heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changing and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our business, results of operations and financial condition.

International Maritime Organization

The International Maritime Organization (the “IMO”) has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution. The primary IMO regulations are discussed below.

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

All of the tankers under our management are double-hulled. The phasing out of single-hull tankers in accordance with the MARPOL Convention and its amendments is expected to decrease tanker supply, which may help to prevent further decline in charter rates in the product tanker market.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. As of April 2014, the Convention has been ratified by 38 states representing 30.38% of the global merchant shipping fleet’s tonnage, and its entry into force with attendant compliance costs may therefore be anticipated in the foreseeable future.

According to IMO Resolution MEPC 207(62), 2011 Guidelines for the Control and Management of Ship’s Biofouling to Minimize the Transfer of Invasive Aquatic Species adopted on July 15, 2011, Member States of the IMO made a clear commitment to minimizing the transfer of invasive aquatic species through shipping. Studies have shown that biofouling can also be a significant vector for the transfer of invasive aquatic species. Biofouling on ships entering the waters of Member States may result in the establishment of invasive aquatic species which may pose threats to human, animal and plant life, economic and cultural activities and the aquatic environment.

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

The revised Annex VI also allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. The North American coast has also been established as an ECA, where NOx, SOx and particulate matter emissions are regulated, from August 1, 2012, and the United States Caribbean Sea ECA came into force on January 1, 2013, with an effective date of January 1, 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% in July 2010 for the Baltic and North Sea ECAs and beginning in 2012 for the North American ECA; and 0.1% in these ECAs beginning in 2015), as well as nitrogen oxide after treatment requirements that will become applicable in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

Non-compliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and was effected on January 1, 2013, may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code, or ISPS Code. Our fleet maintains ISM and ISPS certifications for safety and security of operations.

Oil Pollution Liability

With respect to oil pollution liability, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the IMO Protocol of 1992, or 1992 Protocol, use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $6.999 million, plus 631 SDR, or $979, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $139.329 million. The exchange rate between SDRs and U.S. dollars was 0.642413 SDR per U.S. dollar on May 6, 2014. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. The CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws such as the OPA are particularly stringent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

International laws governing Bunker Oil Pollution

In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the 1976 Convention, discussed above). The Bunker Convention entered into force on November 21, 2008, and as of April 7, 2014 it was in effect in 76 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability with respect to tanker vessels with a qualifying double hull, to the greater of $2,000 per gross ton or $17.088 million per vessel that is over 3,000 gross tons, and with respect to non-tanker vessels, to the greater of $1,000 per gross ton or $854.4 million per vessel (subject to periodic adjustment for inflation). OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some state environmental laws impose for unlimited liability for discharge of pollutants including oil, within their waters. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages relating to the discharge of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. All of the tankers under our management are double-hulled. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

Effective October 30, 2013, U.S. Coast Guard regulations were amended to require owners and operators of non–tank vessels to also prepare and submit response plans with similar requirements to tank vessels. We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA.

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

As discussed above, OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries, including adjacent coastal waters. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law and often are.

Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Under the CAA, EPA regulations require vapor control systems (“VCSs”) for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. In July 2013, the U.S. Coast Guard issued a final rule which makes its VCS requirements more compatible with new EPA and State regulations, reflect changes in VCS technology, and codifies existing U.S. Coast Guard guidelines. The final rule is unlikely to impose a material increase in costs.

In April 2010, U.S. EPA adopted regulations implementing the provisions of MARPOL Annex VI. Under these regulations, both U.S. and foreign-flagged ships subject to the engine and fuel standards of MARPOL Annex VI must comply with the applicable Annex VI provisions including the stricter North America Emission Control Area (ECA) standards, effective in August 2012 when they enter U.S. ports or operate in most internal U.S. waters, including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “Air Emissions.”

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

Effective February 6, 2009, the EPA regulates the discharge of ballast water and 25 other discharges incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA. Ballast water discharges are a particular focus of the VGP, with the goal of combating the risk of harmful foreign organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013, the EPA issued the 2013 Vessel General Permit (VGP), that became effective on December 19, 2013, and automatically provides coverage until December 19, 2018. This new VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on vessels operating under the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Ballast water is also addressed under the U.S. National Invasive Species Act, or NISA. U.S. Coast Guard regulations adopted under NISA impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.

European Union Restrictions

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the timetable for the phase-out of single-hull tankers and to prohibit the carriage in such tankers of heavy grades of oil). If dissatisfied either with the extent of such amendments or with the timetable for their introduction, the European Union has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe. However, European Union regulations may from time to time impose burdens and costs on ship owners and operators that are additional to those involved in complying with international rules and standards. In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 the 2005/35/EC Directive on ship-source pollution, as amended by 2009/123/EC Directive, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in period ahead. As of April 2014, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, in June 2013, the Commission issued a strategy to gradually integrate maritime greenhouse gas emissions into its EU reduction commitment, including implementing a system to monitor, verify and report on greenhouse gas emissions, followed by defining reduction targets for the maritime transport sector, and finally by implementing market based measures to reduce greenhouse gas emissions. In June 2013 the Commission issued a legislative proposal to establish a system to monitor, report and verify emissions from large ships using EU ports. If adopted, this regulation would take effect on July 1, 2015, with the first reporting period to begin on January 1, 2018. In the United States, the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency (“EPA”) in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

Exchange Act Section 13(r) Activities

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 were added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with certain natural persons or entities designated by the U.S. Treasury Department. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

During 2013, the Newlead Markela, which was already subject to a long-term charter signed in 2007 before our 2010 acquisition of the vessel, and which did not contain the provisions/exclusions to prohibit the use of the vessel in sanctions-triggering trade with Iran, was instructed by her time charterers, who are disponent owners, to call at a port of Iran twice and a port of Sudan once. In all cases, we based on the information provided by the charterers conducted the relevant due diligence in cooperation with their P&I Association in order to confirm that the loading, discharge and transportation of the cargo and the parties involved would not result in, or would not be subject to, any sanctions, respectively. Following this review, on January 24, 2013 the Newlead Markela arrived at Iran’s Bandar Abbas port to load a cargo of about 54,304 MT of iron ore which was discharged to China, and departed on February 3, 2013. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, were subject to any sanctions. Furthermore, on June 15, 2013, this same vessel called Port Sudan to discharge a cargo of about 62,984 MT of wheat which had been loaded at the port of Prince Rupert, Canada. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, were subject to any sanctions. Also later the same year (August 30, 2013) Newlead Markela arrived at Bandar Imam Khomeini (“BIK”) of Iran to discharge a quantity of about 63,945 MT of Corn which has been loaded in Nikolayen, Ukraine while she departed on September 6, 2013. Neither the loading, discharge, nor transportation of the cargo, nor the parties involved were subject to any sanctions.

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

On October 8, 2010, Grand Rodosi, one of our bulk carriers, which has since been redelivered to Lemissoler, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damage were sustained, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance.

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all our vessels. The vessels are each covered up to at least fair market value.

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

Protection and indemnity insurance, which covers our third-party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations. This insurance covers third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs”. Our coverage, except for pollution, is unlimited.

As a member of a P&I Association that is a member of the International Group, we are subject to an insurance cover for pollution up to $1.08 billion per vessel per incident. Furthermore, an additional cover of US$1 billion (total US$2.08 billion) is in place for non-oil pollution claims and another US$1 billion (total US$3.08 billion) as overspill protection. Like all members of P&I Associations within the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the International Group.

The International Bulker Shipping Industry

The dry bulk shipping market is the primary provider of global commodities transportation since dry bulk cargoes comprise approximately one third of seaborne trade. Dry bulk cargoes are divided into two main categories-major bulk cargoes and minor bulk cargoes. Major bulk cargoes consist of iron ore, coal and grains, while minor bulk cargoes include, among others, bauxite/alumina, sugar, fertilizers, steel products, forest products and cement.

The global dry bulk carrier fleet may be divided into the following categories based on a vessel’s carrying capacity:

•	Capesize vessels have carrying capacities of more than 130,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Mini cape vessels have dwt from 110,000 to 130,000 dwt.

•	Postpanamax vessels have dwt from 85,000 to 110,000 dwt and the beams of these vessels exceed the Panama canal limitations.

•	Kamsarmax: are approximately 82,000 dwt Panamax vessels with increased length overall (the length of a vessel, referred to herein as “LOA”) of 229 meters (“m”) and are named for Port Kamsar in Equatorial Guinea.

•	Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•	Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•	Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

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

Following May 2008, the BDI fell over 90% from May 2008 through December 16, 2008 and almost 75% during the fourth quarter of 2008 through December 16, 2008, reaching a low of 663, or 94% below the May 2008 high point. The BDI recovered during 2009, at a rate higher than 500%, to close the year at 3,401 points. From January 2009 through December 2009, the BDI reached a high of 4,661, or 700% above the December 2008 low point, in November 2009.

The recuperated charter market in 2009 was a good setting for a fundamentally more stable 2010, although significant order book influx put pressure on overall fleet utilization which led the market into a new decrease during 2011 and 2012.

In 2011, the dry bulk market experienced a decline, with BDI averaging 1,548 points or 44% below the previous year’s average, reaching its lowest point in February 2011 at 1,043 points, which moderately reverted in October 2011 to reach a high of 2,173 points. On December 23, 2011, the BDI was at 1,738 points. The general decline in the dry bulk charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the indices of BDI.

The dry bulk market experienced a further decline in 2012 with BDI averaging 920 points or 40.6% lower than the average in 2011, reaching its lowest point in February 2012 at 647 points after it had reached a high of 1624 points during January 2012. This decrease is reflected on the Panamax 4 Time Charter routes, which had an average of $7,684 per day during 2012, representing a fall of approximately 45% as compared with the average BPI index of 2011.

Panamax rates, which averaged $75,248 per day in June 2008 and fell to approximately $4,100 per day in December 2008,surging thereafter to an average $25,040 for the year 2010, averaged $14,000 per day in 2011, approximately 44% lower than the previous year. The lowest Panamax rate in 2011 was at $10,372 per day on February 2 and the highest at $17,115 per day on March 11. Volatility in the dry bulk market remained very high during 2012. The Panamax rate was $13,798 per day on April 26, 2012, about 70% higher than the levels of the same index at the beginning of the same month. The dry bulk market has remained low during the first half of 2013, when the average of the Panamax 4 Time Charter routes did not exceed $10,000 per day in relation to the same period during 2012. After this period, market has shown some signs of improvement during the second half of 2013 and mainly during the fourth quarter that the average of the Panamax 4 Time Charter Routes closed at $14,234 per day.

The decline of the dry bulk market has primarily been attributable to vessel oversupply gradually taking its toll on the market. The increased demand for dry bulk commodities has been unable to fully absorb the approximately 260 million of new deadweight tonnage that has entered the market since January 2011 through the end of 2013, despite almost record high scrapping levels of approximately 78 million deadweight tonnage and a high delivery slippage. The growth in the global dry bulk fleet (in deadweight tonnages) in 2013 was about 5.90% while the previous three consecutive years it appeared to be higher that 10%.

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

As a result of the volatility and rate decline witnessed in the charter markets, the continued lack of availability of credit to finance vessel acquisitions and an overwhelming order book during 2011 to 2012, vessel values have remained under severe pressure. Indicatively, as of December 2012, values of five-year Panamax vessels with 76,000 deadweight ton carrying capacity have reportedly decreased by about 32% compared to the same values in December 2011 and reached their latest point, whereas five-year modern Capesize vessels of 170,000 to 180,000 deadweight ton carrying capacity were valued about 10% less compared to December 2011. Ship prices have slightly increased recently since there is some expectation that the market is currently at its lowest point. Therefore, ship prices for a five year old 76,000 dwt panama bulker has increased by about 40% at December 2013, as compared with the relevant prices at December 2012. However, the freight market continues to remain at low levels.

COAL BUSINESS

Currently, our coal business operations are limited or non-existent. However, even any limited operations are capital intensive due to construction of new infrastructure and maintenance of any existing operations. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future.

Business Strategy

Our primary business strategy with respect to our limited coal business is to create sustainable, capital-efficient growth in available cash to maximize distributions to our shareholders by:

•	expanding our operations by adding and developing mines and coal reserves in existing, adjacent or neighboring properties;

•	extending the lives of our future mining operations through acquisition and development of coal reserves;

•	continuing to make productivity improvements to remain a low-cost producer in each region in which we will operate;

•	strengthening our position with existing and future customers by offering a broad range of coal qualities, transportation alternatives and customized services; and

•	developing strategic relationships to take advantage of opportunities within the coal industry.

Coal Characteristics

Coal is generally classified as either metallurgical coal or thermal coal (also known as steam or industrial coal). Sulfur, ash and moisture content as well as coking characteristics are key attributes in grading metallurgical coal while heat value, ash and sulfur content are important variables in rating thermal coal. We intend to mine, process, market and ship coal with the characteristics described below.

Heat Value:  The heating value of coal is supplied by its carbon content and volatile matter and commonly measured in British thermal units (“Btus”). A Btu is the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit. Coal deposits are generally classified into four categories-lignite, subbituminous, bituminous and anthracite-reflecting their response to increasing heat and pressure. We intend to mine bituminous and anthracite coal, which is used to make coke for the steel industry or to generate electricity, with a heating value ranging between 10,500 and 15,500 Btus per pound.

Sulfur Content:  Sulfur content can differ from seam to seam. Low sulfur coals have a sulfur content of 1.5% or less. Coal produces undesirable sulfur dioxide when it burns, the amount of which depends on the concentration of sulfur in the coal as well as the chemical composition of the coal itself.

Ash and Moisture Content:  Ash residue is what remains after the combustion of coal. Low ash is desirable because businesses must dispose of ash after the coal is used. High moisture content decreases the heat value of the coal which is undesirable and increases the coal’s weight which is also negative because higher weight increases transportation charges.

Coking Characteristics (metallurgical coal only):  Two important coking characteristics are coke strength and volatility. Measuring the expansion and contraction of coal when heated determines the strength of coke that could be produced from the coal. When coal is heated in the absence of air, the loss in mass less moisture is volatility. Volatility of metallurgical coal is used to determine the percentage of coal that becomes coke. This measure is known as coke yield. A low volatility results in a higher coke yield.

Types of Coal

Metallurgical coal is classified into three major categories: hard coking coal (“HCC”), semi-soft coking coal, and pulverized coal injection coal (“PCI”). Coking coals are the basic ingredients for the manufacture of metallurgical coke. PCI coal is not used in coke making, but is injected directly into the lower region of blast furnaces to supply both energy and carbon for iron reduction, thus replacing some of the metallurgical coke that may otherwise have been used.

Thermal coal is the most abundant form of coal. It has relatively high heat value and has long been used for steam generation in electric power and industrial boiler plants.

Anthracite coal is commonly used as a reduction agent for various applications such as briquetting, charcoal and iron ore pellets. The primary use of our anthracite coal will be as a domestic fuel in either hand fired stoker or automatic stoker furnaces. However, our intent is to sell anthracite coal into the PCI coal market. Anthracite is a crossover coal and has been successfully used in the PCI coal market.

The Coal Industry

Background

Coal is one of the most abundant and important energy sources in the world, providing approximately 30% of the world’s primary energy needs according to the World Coal Association (“WCA”). Per the WCA, the most significant uses for coal are electricity generation, steel production, cement manufacturing and as a liquid fuel. Coal is traded globally and can be transported to demand centers by ship, rail, barge or truck. World coal production reached a record 8.4 billion tons in 2011 according to The International Energy Agency (IEA) and the WCA. Total hard coal production increased 8% to an estimated 7.4 billion tons in 2011 from 2010 levels, while global production of brown coal was relatively flat at 1.1 billion tons. Also according to IEA estimates, China remained the largest producer of coal in the world, producing over 3.8 billion tons in 2011. The United States and India follow China with hard coal production of over 1.1 billion tons and 639 million tons, respectively, in 2011.

Cross-border coal trade of hard coal was close to 1.3 billion tons in 2012 according to preliminary information. China remained the largest importer of globally traded coal in 2012, taking over 242 million tons of hard coal, having surpassed Japan in 2011. Japan imported more than 198 million tons in 2012, followed by South Korea with nearly 143 million tons, both exhibiting growth. OECD Europe was on pace throughout 2012 to surpass 2011 import levels of 249 million tons.

Among the nations principally supplying coal to the global power and steel markets are Australia, historically the world’s largest coal exporter, as well as Indonesia, Russia, the United States, Columbia and South Africa. Australia has significant reserves, however growing environmental constraints, higher labor and capital costs, and the development of reserves farther from export facilities are increasing development and production costs. Indonesia continues to exhibit substantial growth in its coal exports; however its growing domestic energy demand, together with recent regulatory requirements, may result in a decrease in exports as it moves toward greater self-sufficiency. Increasing calls to bolster domestic power supply, together with pressure to improve wages for miners, may also limit South African exports in the future.

Properties and Uses of Coal

Coal is a combustible, sedimentary, organic rock composed mainly of carbon, hydrogen and oxygen. Coal seams are formed from vegetation that has been consolidated between rock strata and altered by the effects of pressure and heat over millions of years. Coal quality varies depending on the pressure, heat and length of time in formation. The higher the carbon content in the coal, the more energy the coal contains. Anthracite is the highest value coal; it contains 86% - 97% carbon and has heat value of over 15,000 Btu per pound. Bituminous coal is the most abundant coal in the world; it contains 45% - 86% carbon and has heat values of 11,000-15,000 Btu per pound. Bituminous coal includes thermal coal used to generate electricity and metallurgical coal used by the steel and iron industries.

Metallurgical coal, also known as coking coal, is processed into coke and used in the production of steel and iron ore. Coke is a fuel with few impurities and high carbon content. The high temperatures produced by the use of coke give steel its strength and flexibility so it can be used in the construction of bridges, and buildings, and the assembly of automobiles. While metallurgical coal is primarily used by steel companies, it is also used by a variety of other industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities.

Global Coal Supply and Demand

Europe’s ongoing sovereign debt problems continued to strain the global economy in 2012. Within Europe, this economic uncertainty lowered demand for imported finished goods, which led to reduced steel consumption and therefore lower demand for metallurgical coal. In addition, inflation control measures enacted by China, which restricted lending and investment, combined with strong hydro-electric generation and slower growth in the developed world reduced Chinese exports, which in turn had an impact on thermal and metallurgical coal demand in China.

In addition to the strain on global demand, Australia’s recovery from flooding in 2011, together with the increasing expansion of Indonesian coal production, created a situation in which global coal supply growth outpaced demand growth in 2012. This was seen in the United States as well, primarily as a result of the unseasonably warm winter that caused coal stockpiles to build at coal-fueled power plants and low natural gas prices.

Despite these challenges in 2012, there were some positive trends. Demand for thermal coal imports in Europe grew as coal-powered generation realized substantial cost advantages to natural gas. That, combined with pressure to reduce subsidized domestic coal production in Europe, could indicate a growing demand for imported coal in Europe. Additionally, toward the end of 2012, global production began to recede while China increased imports of both metallurgical and thermal coal, and total United States exports continued to grow in 2012, up approximately 17 million tons to 124 million tons, or 15% over 2011 levels, according to preliminary data. The IEA in its medium-term coal market report for 2012 indicates coal demand is again expected to rise through 2017.

U.S. Coal Consumption

In the United States, coal is used primarily by power plants to generate electricity, by steel companies to produce coke for use in blast furnaces and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing or processing facilities. Although final data is not yet available, coal consumption in the United States is estimated to be approximately 894 million tons in 2012, according to the Energy Information Administration’s (EIA) Short Term Energy Outlook. Coal consumption has improved month on month after last year’s warm winter decreased overall electricity generation requirements and impacted generation fuels, including coal and natural gas.

U.S. Coal Production

The United States is the second-largest coal producer in the world, exceeded only by China. According to the EIA, there is over 200 billion tons of recoverable coal in the United States. The U.S. Department of Energy estimates that current recoverable coal in the United States reserves could supply enough electricity to satisfy demand in the United States for over 150 years.

Coal is mined from coal fields throughout the United States, with the major production centers located in the western United States, the Appalachian region and the Interior. According to the EIA, U.S. coal production declined an estimated 75 million tons in 2012, to 1.02 billion tons, primarily due to the decline in domestic utility demand.

The EIA subdivides United States coal production into three major areas: Western, Appalachia and Interior. The Western area includes the Powder River Basin and the Western Bituminous region. According to the EIA, coal produced in the western United States declined from an estimated 587 million tons in 2011 to 540 million tons in 2012 as reduced demand for power generation and lower natural gas prices negatively affected coal demand. The Powder River Basin is located in northeastern Wyoming and southeastern Montana and is the largest producing region in the United States. Coal from this region is sub-bituminous coal with low sulfur content ranging from 0.2% to 0.9% and heating values ranging from 8,000 to 9,500 Btu. The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal exists in greater abundance and is easier to mine and, thus, has a lower cost of production. The Western Bituminous region includes Colorado, Utah and southern Wyoming. Coal from this region typically has low sulfur content ranging from 0.4% to 0.8% and heating values ranging from 10,000 to 12,200 Btu.

The Appalachia region is further dividend into north, central and southern regions. According to the EIA, coal produced in the Appalachian region decreased from 337 million tons in 2011 to 304 million tons in 2012, primarily as a result of natural gas displacement but also because of the depletion of economically attractive reserves, permitting issues, and increasing costs of production. Central Appalachia includes eastern Kentucky, Tennessee, Virginia and southern West Virginia. Coal mined from this region generally has a high heat value ranging from 11,400 to 13,200 Btu and a low sulfur content ranging from 0.2% to 2.0%. Northern Appalachia includes Maryland, Ohio, Pennsylvania and northern West Virginia. Coal from this region generally has a high heat value ranging from 10,300 to 13,500 Btu and a high sulfur content ranging from 0.8% to 4.0%. Southern Appalachia primarily covers Alabama and generally has a heat content ranging from 11,300 to 12,300 Btu and a sulfur content ranging from 0.7% to 3.0%.

The Interior region includes the Illinois Basin, Gulf Lignite production in Texas and Louisiana, and a small producing area in Kansas, Oklahoma, Missouri and Arkansas. The Illinois Basin is the largest producing region in the Interior and consists of Illinois, Indiana and western Kentucky. According to the EIA, coal produced in the Interior region decreased from 180 million tons in 1994 to approximately 171 and 176 million tons in 2011 and 2012, respectively. Coal from the Illinois Basin generally has a heat value ranging from 10,100 to 12,600 Btu and has a high sulfur content ranging from 1.0% to 4.3%. Despite its high sulfur content, coal from the Illinois Basin can generally be used by electric power generation facilities that have installed pollution control devices, such as scrubbers, to reduce emissions.

U.S. Coal Exports and Imports

Coal exports grew almost 17 million tons to 124 million in 2012, a record for the United States. A significant factor for this increase was the demand growth in Europe on fuel-on-fuel competition. We expect this trend to continue as demand for United States coal grows in the seaborne market. Interest in access to the coal markets overseas by producers in the United States, along with increased international consumer interest in United States coal, has fueled considerable growth in developing new port capacity in the United States.

Historically, coal imported outside of the United States has represented a relatively small share of total coal consumption in the United States, and this remained the case in 2012. Imports reached close to 36 million tons in 2007, but have fallen since then. According to the EIA, coal imports declined from 13.1 million tons in 2011 to 9.6 million in 2012. The decline is mostly attributable to more competitive pricing for United States coal and stronger demand from international markets for seaborne coal. The majority of the coal imported into the United States originates from Columbia. We expect imports into the United States to continue to decrease in the near-term as more global coal will likely be directed to Asia.

Coal Pricing Trends, Uncertainties and Outlook

Near-term, the global economic slowdown has lowered demand for thermal coal which has resulted in a general decline in coal prices.  Looking forward, several factors are exerting downward pressure on thermal coal prices, including lower demand for coal to generate electricity, lower natural gas prices, and concerns about the effects of recent and proposed U.S. Environmental Protection Agency (EPA) rules such at the Cross-State Air Pollution Rule and the Mercury and Air Toxics Standards rule.

Our results of operations will be dependent upon the prices we will obtain for our coal as well as our ability to improve productivity and control costs. Principal goods and services we intend to use in our operations include maintenance and repair parts and services, electricity, fuel, roof control and support items, explosives, tires, conveyance structures, ventilation supplies, and lubricants.

Our management will strive to aggressively control costs and improve operating performance to mitigate external cost pressures. We may experience volatility in operating costs related to fuel, explosives, steel, tires, contract services, and healthcare, and may take measures to mitigate the increases in these costs at all operations. We intend to promote competition between suppliers and seek to develop relationships with suppliers that focus on lowering our costs. We intend to seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise. To the extent upward pressure on costs exceeds our ability to realize sales increases, or if we experience unanticipated operating or transportation difficulties, our operating margins would be negatively impacted. Employee labor costs have historically increased primarily due to the demands associated with attracting and retaining a workforce; however, recent stability in the marketplace has helped ease this situation. We may also experience difficult geologic conditions, delays in obtaining permits, labor shortages, unforeseen equipment problems, and shortages of critical materials such as tires and explosives that may result in adverse cost increases and limit our ability to produce at forecasted levels.

While the prospects for coal demand worldwide are favorable, any global treaties that restrict carbon dioxide emissions or favor renewable energy sources over coal will reduce demand for coal.

In addition to coal prices and demand, our profitability may be affected by our production costs. We expect these costs to remain relatively high for the next several years, due to a number of factors, including increased governmental regulations, high prices in worldwide commodity markets, and a highly competitive market for a limited supply of skilled mining personnel.

Growth in international coal import demand has resulted primarily from increased demand for thermal coal for electricity generation by emerging global economies, particularly by Asian countries in the Pacific market where coal is the primary fuel source for new power generation.  We believe that the widening of the Panama Canal in 2014 should lower freight rates which would enhance coal exports to Asia.

In Europe, domestic coal supply has declined due to reduction in domestic production as a result of the region’s declining coal reserve base and a reduction in government subsidies for coal mining, particularly in Poland, Germany and Spain. Additionally, the International Atomic Energy Agency projects slower global growth in nuclear power capacity following the 2011 earthquake in Japan and related nuclear incident.  Germany, in particular, has closed certain older facilities and is planning to shut down its remaining nuclear plants by 2022. Coal-fired generation is expected to meet a large portion of this additional demand.  We believe that the decline in domestic production in Europe, coupled with an expected increase in coal-fired power generation, will result in an increase in thermal coal imports. Refer to “Item 3D.-Risk Factors” for additional information regarding some of the risks and uncertainties that affect our coal business.

Coal Mining Methods

The geological characteristics of our coal largely determine the coal mining method we intend to employ. We anticipate that our primary future method of mining coal will be surface mining.

Surface Mining

The majority of the coal we intend to produce will come from surface mining operations. Surface mining involves removing the topsoil then drilling and blasting the overburden (earth and rock covering the coal) with explosives. We will then remove the overburden with heavy earth-moving equipment, such as draglines, power shovels, excavators and loaders. Once exposed, we will drill, fracture and systematically remove the coal using haul trucks or conveyors to transport the coal to a preparation plant or to a loadout facility. We will reclaim disturbed areas as part of our normal mining activities. After final coal removal, we will use draglines, power shovels, excavators or loaders to backfill the remaining pits with the overburden removed at the beginning of the process. Once we have replaced the overburden and topsoil, we would reestablish vegetation and plant life into the natural habitat and make other improvements that have local community and environmental benefits.

Coal Preparation and Blending

Coal to be mined from our mining complexes in Kentucky will be shipped directly to the customer. Typically, no additional preparation is required for a saleable product. Coal extracted from some of our mining operations contains impurities, such as rock, shale and clay in a wide range of particle sizes. The majority of our intended mining operations in the Appalachia region and a few of the mines we intend to acquire in the Western Bituminous region will use a coal preparation plant located near the mine or connected to the mine by a conveyor. These coal preparation plants will allow us to treat the coal we will extract from those mines to ensure a consistent quality and to enhance its suitability for particular end-users. In addition, depending on coal quality and customer requirements, we may blend coal mined from different locations, including coal produced by third parties, in order to achieve a more suitable product.

The treatments we intend to employ at our preparation plants depend on the size of the raw coal and any impurities contained in the raw coal. For coarse material, the separation process relies on the difference in the density between coal and waste rock where, for the very fine fractions, the separation process relies on the difference in surface chemical properties between coal and the waste minerals. To remove impurities, we will first crush the raw coal and classify it into various sizes. For the largest size fractions, we intend to use dense media vessel separation techniques in which we will float coal in a tank containing a liquid of a pre-determined specific gravity. Since coal is lighter than its impurities, it floats, and we would separate it from rock and shale. We intend to treat intermediate sized particles with dense medium cyclones, in which a liquid is spun at high speeds to separate coal from rock. Fine coal is treated in spirals, in which the differences in density between coal and rock allow them, when suspended in water, to be separated. Ultra fine coal is recovered in column flotation cells utilizing the differences in surface chemistry between coal and rock. By injecting stable air bubbles through a suspension of ultra fine coal and rock, the coal particles adhere to the bubbles and rise to the surface of the column where they are removed. To minimize the moisture content in coal, we intend to process most coal sizes through centrifuges. A centrifuge spins coal very quickly, causing water accompanying the coal to separate.

Our Mining Operations - Coal and Natural Gas Reserve Acquisitions

Viking Acquisition Group

In September 2013, we acquired all of the issued and outstanding membership interests of Viking Acquisition Group, LLC, a Kentucky limited liability company (“VAG”), pursuant to the terms of a unit purchase agreement. In connection with the acquisition of VAG, we also acquired the rights under a letter of intent to acquire all of the issued and outstanding capital stock of a corporation that holds title and mineral evacuation rights for land located in Cumberland County, Kentucky, as more fully described under “Marrowbone Mine” below. VAG’s primary asset was the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky.

Pursuant to the terms of the unit purchase agreement, we paid $15.0 million for the membership interests of VAG. The purchase price was paid by the issuance of a senior secured promissory note in an aggregate principal amount of $15.0 million. At closing, we paid (i) $0.125 million of principal on the senior secured promissory note in cash and (ii) $5.875 million of principal on the note through issuing 85,611 of our common stock shares. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $9.0 million, which amount was to be paid quarterly commencing on September 30, 2013, with each quarterly payment to be a principal amount of $1.5 million plus accrued but unpaid interest thereon.

The senior secured promissory note bears interest at a rate of 8.0% per annum and matures on December 31, 2014. The senior secured promissory note permits us, at its option, to make all or any portion of the quarterly payments in cash or shares of our common stock. The senior secured promissory note also includes a true-up mechanism if the shares of common stock acquired at closing upon conversion of $14.875 million of the senior secured convertible note have a market value of less than $14.875 million as of the one year anniversary of the closing date or such earlier date as the shares are liquidated, then we shall pay, at our option, in cash, shares of common stock, or a combination thereof, an amount equal to the difference between the market value of the shares of common stock and $14.875 million. The senior secured promissory note is secured by a pledge of all of the issued and outstanding membership interests of VAG.

The purchase price is subject to an adjustment in the event that we (or any of its approved assignees) are not able to obtain an extended or restated lease to the mining rights within 180 days after the closing. If the lease is not extended or restated, then the purchase price is to be reduced by $4.0 million, including a corresponding adjustment to the true-up amount, through a reduction in the outstanding principal amount of the senior secured promissory note.

In March 2014, we entered into an agreement for the two parties to work diligently toward lease extension or renewal by June 13, 2014, otherwise the purchase price will be reduced by $4.0 million, along with a corresponding reduction in the true-up amount. As of December 31, 2013, the remaining balance on the senior secured promissory note relating to the acquisition of VAG was $6.0 million. As of May 8, 2014, the balance was $4.5 million.

As a result of the acquisition of VAG, we acquired the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky, with approximately 4,795 mineral acres.

Viking Prep Plant

In December 2013, we acquired all of the issued and outstanding membership interests of Viking Prep Plant, LLC, a Kentucky limited liability company (“Viking Prep Plant”), pursuant to the terms of a unit purchase agreement. Viking Prep Plant’s primary asset is a coal wash plant located in Pike County, Kentucky.

Pursuant to the terms of the unit purchase agreement, we paid $30.0 million for the membership interests of Viking Prep Plant. The purchase price shall be paid by (i) a previously issued promissory note in an aggregate principal amount of $6.0 million and (ii) the issuance of a senior secured convertible note in an aggregate principal amount of $24.0 million. At closing, $10.0 million of the senior secured convertible note, was immediately converted into 515,464 of our common stock. Accordingly, immediately following closing, the remaining balance on the senior secured convertible note was $14.0 million.

The senior secured convertible note bears interest at a rate of 3.9% per annum and matures on December 31, 2014. The senior secured convertible note also includes a true up mechanism if the shares of common stock upon conversion of $24.0 million of the senior secured convertible note have a market value of less than $24.0 million as of the one year anniversary of the closing date or such earlier date as the shares are liquidated, then we shall pay, at our option, in cash, shares of common stock, or a combination thereof, an amount equal to the difference between the market value and $24.0 million. The senior secured convertible note is secured by a pledge of all of the issued and outstanding membership interests of Viking Prep Plant. As of December 31, 2013, the remaining balance on the outstanding senior secured convertible note for the acquisition of Viking Prep Plant was $11.2 million. As of May 8, 2014, the balance was $8.4 million. The previously issued promissory note of $6.0 million has been added to the Hanover agreement. See “Item 5. Operating and Financial Review and Prospects - Recent Developments - Accounts Payable Settlement (December 6, 2013) in respect of the Hanover Holdings I LLC agreement.

The acquisition of the coal wash plant included other assets incident to the operation of the coal wash plant, including material handling facilities, unit-train loadout, rail siding, refuse disposal and other equipment located at the coal wash plant. The coal wash plant is operational and can wash, blend, size, store and deliver coal. In addition, the coal wash plant has a rail load attached to allow for the loading of the washed coal on its own rails and trucks as well as delivery directly to its destination. The rail load allows for reduced cost of coal transportation.

Five Mile Mine

In December 2012, we entered into an agreement to purchase (i) the ownership and mineral rights to approximately 7,695 acres of land in Breathitt County, Kentucky, which is referred to as the Five Mile Mine, and (ii) approximately 18,335 acres in Campbell and Scott Counties in Tennessee, which is referred to as the Tennessee Property. As discussed more fully below, our agreement to acquire the Tennessee Property has terminated and is of no further force or effect.

The Company has not yet made all of the necessary payments to acquire title to the Five Mile Mine which was under default during 2013, however it entered to Hanover Holdings I LLC agreement (“Hanover agreement”), (see also Item 5. Operating and Financial Review and Prospects-Recent Developments-Accounts Payable Settlement (December 6, 2013), the repayment schedule has been recommenced and, as a result, in January 2014, the Company was granted access to develop and mine at the Five Mile Mine. The Company is continuing to pursue the acquisition of title to the Five Mile Mine and currently anticipates that it will close that acquisition by the end of 2014.

The Five Mile Mine includes approximately 7,695 acres of land in Breathitt County, Kentucky, and includes a CSX rail load facility that is known as the Andy Rail Terminal. The CSX rail load is located only a half a mile from the Five Mile Mine and has a loading capacity of 1,800 tons per hour. According to a reserve report from Summit Engineering Inc., dated May 31, 2013, the Five Mile Mine property contains approximately 8 million tons of proven and probable coal reserves.

Marrowbone Mine

We have entered into a letter of intent to acquire all of the issued and outstanding capital stock of a corporation that holds title and mineral evacuation rights to approximately 1,900 mineral acres in Cumberland County, Kentucky, which is known as Marrowbone Mine. We are currently in advanced negotiations relating to the acquisition of Marrowbone Mine. The letter of intent relating to the acquisition had an exclusivity period that ran through March 31, 2014, although management continues to negotiate for the acquisition of the marrowbone Mine.

Tennessee Property

We previously entered into an agreement to acquire ownership and leasehold interests, including rights, title, permits and leases to coal mines, to the Tennessee Property. However, as we were not able to obtain the necessary financing to satisfy its payment obligations under the purchase agreement for the Tennessee Property, we entered into an agreement, pursuant to which it was to be permitted to use the property through a one-year lease agreement. On June 7, 2013, due to a default under the lease agreement, we assigned all rights under the permits, mining contracts and other mining assets relating to the Tennessee Property back to the seller. As a result of the default, our agreement to acquire the Tennessee Property terminated and is of no further force or effect. We may be liable to the seller for damages or any amounts owed under the agreements; however, as of the date hereof, the seller has not initiated any actions against us based on such defaults.

Sales, Marketing and Trading

Overview

Coal prices are influenced by a number of factors and can vary materially by region. The price of coal within a region is influenced by market conditions, coal quality, transportation costs involved in moving coal from the mine to the point of use and mine operating costs. For example, higher carbon and lower ash content generally result in higher prices, and higher sulfur and higher ash content generally result in lower prices within a given geographic region.

The cost of coal at the mine is also influenced by geologic characteristics such as seam thickness, overburden ratios and depth of underground reserves. It is generally less expensive to mine coal seams that are thick and located close to the surface than to mine thin underground seams. Within a particular geographic region, underground mining is generally more expensive than surface mining, which is the mining method we intend to use in our mines.

Our sales, marketing and trading functions are principally based in Charlotte, North Carolina, and will consist of sales and trading, transportation and distribution, quality control and contract administration personnel as well as revenue management. In addition to selling coal produced in our mining complexes, from time to time we intend to purchase and sell coal mined by others, some of which we will blend with coal produced from our mines. We intend to focus on meeting the needs and specifications of our customers rather than just selling our coal production.

Customers

The Company currently markets its steam and metallurgical coal to utilities, steel producers and other industrial facilities both in and outside the United States and will continue to target contracts within the United States in the future.

Competition

The coal industry is intensely competitive. The most important factors on which we intend to compete are coal quality, delivered costs to the customer and reliability of supply. Our principal competitors include James River Coal Company, Alpha Natural Resources, Inc. and Apex Coal Sales Inc.

Additionally, coal competes with other fuels, such as natural gas, nuclear energy, hydropower, wind, solar and petroleum, for steam and electrical power generation. Costs and other factors relating to these alternative fuels, such as safety and environmental considerations, affect the overall demand for coal as a fuel.

Transportation

Our coal will be transported to our customers by rail, truck, barge and vessels. The availability and cost of transportation constitute important factors in the marketability of coal. We believe the mines we intend to acquire and operate are located in favorable geographic locations that minimize transportation costs for our future customers, and in many cases we would be able to accommodate multiple transportation options. We expect that our customers will pay the transportation costs from the mining complex to the destination, which is the standard practice in the industry. The practices of, and rates set by, the transportation company serving a particular mine or customer may affect, either adversely or favorably, our marketing efforts with respect to coal produced from the relevant mine.

Suppliers

We may incur substantial expenses per year to procure goods and services in support of our intended business activities in addition to capital expenditures. Principal goods and services include maintenance and repair parts and services, electricity, and contract mining services.

We intend to have a centralized sourcing group, which would set sourcing policy and strategy focusing primarily on major supplier contract negotiation and administration, including but not limited to the purchase of major capital goods in support of the mining operations. We will not be dependent on any one supplier. We will promote competition between suppliers and seek to develop relationships with suppliers that focus on lowering our costs while improving quality and service. We will seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise.

Environmental and Other Regulatory Matters

The coal mining industry is subject to extensive regulation by federal, state and local authorities on matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant, wildlife and wetland protection;

•	blasting operations;

•	the management and disposal of hazardous and non-hazardous materials generated by mining operations;

•	the storage of petroleum products and other hazardous substances;

•	reclamation and restoration of properties after mining operations are completed;

•	discharge of materials into the environment, including air emissions and wastewater discharge;

•	surface subsidence from underground mining; and

•	the effects of mining operations on groundwater quality and availability.

We will endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, due in part to the extensive, comprehensive and changing regulatory requirements, violations during mining operations may occur from time to time. We cannot assure you that we will be at all times in complete compliance with such laws and regulations. While it is not possible to accurately quantify the expenditures we may incur to maintain compliance with all applicable federal and state laws, those costs are expected to be significant. Federal and state mining laws and regulations will require us to obtain surety bonds to guarantee performance or payment of certain long-term obligations, including mine closure and reclamation costs, federal and state workers’ compensation benefits, coal leases and other miscellaneous obligations. Compliance with these laws has substantially increased the cost of coal mining for U.S. coal producers.

Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent to which we cannot predict. In addition, the utility industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its power generation activities, which could adversely affect our mining operations, cost structure or our customers’ demand for coal.

The following is a summary of the various federal and state environmental and similar regulations that have a material impact on our business:

Mining Permits and Approvals

Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. For example, in order to obtain a federal coal lease, an environmental impact statement must be prepared to assist the Bureau of Land Management (“BLM”) in determining the potential environmental impact of lease issuance, including any collateral effects from the mining, transportation and burning of coal. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may delay commencement or continuation of mining operations. In the states where we will operate, the applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if officers, directors, shareholders with specified interests or certain other affiliated entities with specified interests in the applicant or permittee have, or are affiliated with another entity that has, outstanding permit violations. Thus, violations of applicable laws and regulations could provide a basis to revoke or deny or delay the issuance of future permits.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition or other authorized use. Refer to “Item 4D.-Properties, Plants and Equipment” for additional details regarding our permits. Permit applications are typically submitted several months or even years before a plan to begin mining a new area. Some of our required permits may become increasingly more difficult and expensive to obtain, and the application review processes may take longer to complete and become increasingly subject to challenge, even after a permit has been issued. Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits and criminal sanctions, may be imposed under the laws described above.

Surface Mining Control and Reclamation Act

The Surface Mining Control and Reclamation Act (“SMCRA”) establishes mining, environmental protection, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining (“OSM”) or from the applicable state agency if the state agency has obtained regulatory primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA.

In 1999, a federal court in West Virginia ruled that the stream buffer zone rule issued under SMCRA prohibited most excess spoil fills. While the decision was later reversed on jurisdictional grounds, the extent to which the rule applied to fills was left unaddressed. On December 12, 2008, OSM finalized a rulemaking regarding the interpretation of the stream buffer zone provisions of SMCRA which confirmed that excess spoil from mining and refuse from coal preparation could be placed in permitted areas of a mine site that constitute waters of the United States. In February 2014, the U.S. District Court for the District of Columbia struck down the 2008 stream buffer zone rule because OSM failed to consult with the U.S. Fish and Wildlife Service before issuing the new standards. OSM continues to prepare a draft environmental impact statement for use in drafting the anticipated stream protection rule. We are unable to predict the impact, if any, of these actions by the OSM, although the actions potentially could result in additional delays and costs associated with obtaining permits, prohibitions or restrictions relating to mining activities near streams, and additional enforcement actions.

SMCRA permit provisions include a complex set of requirements which include, among other things, coal prospecting; mine plan development; topsoil or growth medium removal and replacement; selective handling of overburden materials; mine pit backfilling and grading; disposal of excess spoil; protection of the hydrologic balance; subsidence control for underground mines; surface runoff and drainage control; establishment of suitable post mining land uses; and revegetation. The process of preparing a mining permit application begins by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and includes surveys and/or assessments of the following: cultural and historical resources; geology; soils; vegetation; aquatic organisms; wildlife; potential for threatened, endangered or other special status species; surface and ground water hydrology; climatology; riverine and riparian habitat; and wetlands. The geologic data and information derived from the other surveys and/or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state’s equivalent SMCRA regulatory program, and are also used to support applications for other authorizations and/or permits required to conduct coal mining activities. Also included in the permit application is information used to document surface and mineral ownership, variance requests, access roads, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas, and ownership and control information required to determine compliance with OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through an administrative completeness review and a thorough technical review. Also, before an SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. The earliest a reclamation bond can be fully released is five years after reclamation has been achieved. On May 1, 2012, OSM notified the state of Kentucky that it believed Kentucky’s bonding program was insufficient. As a result, the Kentucky legislature passed a law to establish a Reclamation Guaranty Fund to provide additional funds to ensure the completion of necessary reclamation. The Reclamation Guaranty Fund took effect on July 1, 2013. The program requires permittees to pay an additional application sum as well as a per-acre fee for active permits, although permittees can opt out of the program and avoid the fees by provide a bond covering the full cost of reclamation for current and future operations.

After the application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over a year to prepare, depending on the size and complexity of the mine, and anywhere from six months to two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities’ discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company’s permit.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, requires a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA’s adoption in 1977. The current fee is $0.28 per ton of coal produced from surface mines and $0.12 per ton of coal produced from underground mines. We intend that our future operating costs relating to reclamation expenses will be paid for by our contract miners under the agreements we will have with them. If we decide to operate the mines, we will pay the operating costs related to reclamation expenses.

Surety Bonds

Mine operators are often required by federal and/or state laws, including SMCRA, to assure, usually through the use of surety bonds, payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Although surety bonds are usually non-cancelable during their term, many of these bonds are renewable on an annual basis.

The costs of these bonds have fluctuated in recent years while the market terms of surety bonds have generally become more unfavorable to mine operators. These changes in the terms of the bonds have been accompanied at times by a decrease in the number of companies willing to issue surety bonds.

Mine Safety and Health

The Federal Mine Safety and Health Administration (“MSHA”) is the primary regulating agency for safety and health matters and issues rules and regulations addressing mine safety and health. Stringent safety and health standards have been imposed by federal legislation since Congress adopted the Federal Mine Safety and Health Act of 1969 (“FMSHA”). The Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed comprehensive safety and health standards on all aspects of mining operations. The FMSHA has been construed as authorizing MSHA to issue citations and orders pursuant to the legal doctrine of strict liability, or liability without fault, and FMSHA requires imposition of a civil penalty for each cited violation. Negligence and gravity assessments, and other factors can result in the issuance of various types of orders, including orders requiring withdrawal from the mine or the affected area, and some orders can also result in the imposition of civil penalties. The FMSHA also contains criminal liability provisions. For example, criminal liability may be imposed upon corporate operators who knowingly and willfully authorize, order or carry out violations of the FMSHA, or its mandatory health and safety standards.

In addition to federal regulatory programs, all of the states in which we intend to operate also have programs aimed at improving mine safety and health. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive and pervasive systems for the protection of employee health and safety affecting any segment of U.S. industry. In reaction to recent mine accidents, federal and state legislatures and regulatory authorities have increased scrutiny of mine safety matters and passed more stringent laws governing mining. For example, in 2006, Congress enacted the Mine Improvement and New Emergency Response Act (“MINER Act”). The MINER Act imposes additional obligations on coal operators including, among other things, the following:

•	development of new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines;

•	training and communication with local emergency response personnel;

•	establishment of additional requirements for mine rescue teams;

•	notification of federal authorities in the event of certain events;

•	increased penalties for violations of the applicable federal laws and regulations; and

•	requirement that standards be implemented regarding the manner in which closed areas of underground mines are sealed.

The MSHA final rule revising MSHA’s Pattern of Violations regulations (“POV”) became effective on March 25, 2013. The final rule allows MSHA to issue a POV notice without first issuing a potential POV notice and eliminates the existing requirement that MSHA can consider only final orders in its POV review. Under this new POV regulation, MSHA will eliminate the ninety (90) day window, during which mine operators meeting certain initial POV screening criteria could take corrective action and engage in mitigation efforts to avoid being placed on POV status. The final rule restates the statutory requirement that, for mines in POV status, each significant and substantial (“S&S”) citations will result in a withdrawal order until a complete inspection finds no S&S violations. Under the final rule, at least once a year MSHA will review the compliance and accident, injury and illness records of mines to determine if any mines meet the POV criteria. Several mining associations have already challenged MSHA’s final POV standards rule in the 6th Circuit Court of Appeals. In December 2013, the 6th Circuit denied a request to stay enforcement of the POV process. As of April 2014, the associations’ lawsuit challenging the legality of the POV rule is pending in the 6th Circuit.

On June 21, 2011, MSHA issued a final rule requiring that the total incombustible content (“TIC”) of the combined coal, rock and other dusts in underground coal mines be at least 80%. In addition, the final rule requires that where methane is present in any ventilating current, the TIC of such combined dust shall be increased 0.4% for each 0.1% of methane. The new rule revised the existing standard, which permitted TIC of combined dusts to be 65% in areas of a mine other than return air courses.

On October 19, 2010, MSHA issued a proposed rule to prevent black lung disease which would gradually lower the current 2.0 mg/m3 dust standard to 1.0 mg/m3 over a two-year period from the effective date, and to 0.5 mg/m3 in intake air. The proposed rule also addresses extended work shifts, redefines normal production shifts, requires additional medical surveillance examinations for miners, and provides for the use of a single, full-shift sample to determine compliance rather than averaging multiple dust samples of different miners’ exposures per current requirements. In addition, the proposed rule would phase in the required use of the Continuous Personal Dust Monitor (“CPDM”), which would electronically store all respirable dust sampling data. The CPDMs would be optional for surface coal mines and for non-production areas of underground coal mines (such as out by areas). Federal legislation was enacted in 2011 to prevent MSHA from implementing or enforcing the proposed rule until such time as the General Accounting Office (“GAO”) performed an independent assessment of MSHA’s data and methodology used in creating the rule. Although the GAO performed this assessment in 2012, and MSHA indicated the rule would be finalized by the end of 2013, as of April 2014 it has not yet finalized the rule.

On April 6, 2012, MSHA issued a final rule to revise the requirements for pre-shift, supplemental, on-shift and weekly examinations of underground coal mines. The final rule adds the requirement that operators identify violations of mandatory health or safety standards and requires the mine operator to record and correct these violations, note the actions taken to correct the conditions and review with mine examiners on a quarterly basis all citations and orders issued in areas where pre-shift, supplemental, on-shift and weekly examinations are required.

On August 31, 2011, MSHA published proposed rules that, if finalized, will require mine operators to install proximity detection systems on continuous mining machines. The proximity detection systems initiate a warning or shutdown the continuous miner depending on the proximity of the machine to a miner. MSHA has not yet finalized the rule, but it may do so in spring 2014.

Black Lung Legislation

The Black Lung Benefits Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981 (“BLBA”) requires businesses that conduct current mining operations to make payments of black lung benefits to current and former coal miners with black lung disease and to some survivors of a miner who dies from this disease. The BLBA levies a tax on production of $1.10 per ton for underground-mined coal and $0.55 per ton for surface-mined coal, but not to exceed 4.4% of the applicable sales price, in order to compensate miners who are totally disabled due to black lung disease and some survivors of miners who died from this disease, and who were last employed as miners prior to 1970 or subsequently where no responsible coal mine operator has been identified for claims. The excise tax does not apply to coal shipped outside the United States. Revised BLBA regulations took effect in January 2001, relaxing the stringent award criteria established under previous regulations and thus potentially allowing more new federal claims to be awarded and allowing previously denied claimants to re-file under the revised criteria. These regulations may also increase black lung related medical costs by broadening the scope of conditions for which medical costs are reimbursable and increase legal costs by shifting more of the burden of proof to the employer.

The Patient Protection and Affordable Care Act of 2010 (the “Act”) includes a black-lung provision that creates a rebuttable presumption that a miner with at least 15 years of service, with totally disabling pulmonary or respiratory lung impairment and negative radiographic chest x-ray evidence is disabled due to pneumoconiosis and is eligible for black lung benefits. The Act also makes it easier for widows of miners to become eligible for benefits. This legislation could significantly impact future payments for black lung benefits. Legislation was introduced in September 2013 that would eliminate exceptions to the applicability of certain provisions related to the rebuttable presumptions and the prohibition against requiring eligible survivors of a minter to be determined as eligible for black lung benefits to file a new claim or refile or revalidate the miner’s claim. This amendment has not been passed into law or been addressed by Congress since September 2013, and we are not able to predict the potential impact of this bill at this time.

In addition to federal black lung legislation, we would also be liable under various state statutes for black lung claims. Also, in recent years, further legislation on black lung reform has been introduced but not enacted in Congress and in state legislatures; legislation may continue to be introduced and some may be enacted. If any of the proposals included in this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. Any such changes in black lung legislation, if approved, may adversely affect our business, financial condition and results of future operations.

In 2008, the U.S. House of Representatives approved additional federal legislation which would have required new regulations on a variety of mine safety issues such as underground refuges, mine ventilation and communication systems. Although the U.S. Senate failed to pass that legislation, it is possible that similar legislation may be proposed in the future. Various states, including Kentucky, have also enacted laws to address many of the same subjects. The costs of implementing these safety and health regulations at the federal and state level will be substantial. In addition to the cost of implementation, there are increased penalties for violations which may also be substantial. Expanded enforcement has resulted in a proliferation of litigation regarding citations and orders issued as a result of the regulations.

Clean Air Act

The federal Clean Air Act and similar state and local laws that regulate air emissions affect coal mining directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and emissions control requirements relating to particulate matter which may include controlling fugitive dust. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fueled power plants and industrial boilers, which are the largest end-users of our coal. Continued tightening of the already stringent regulation of emissions is likely, such as the Mercury and Air Toxics Standard (“MATS”) (the Clean Air Act as it relates to climate change are discussed in the next section), finalized in 2011 and discussed in more detail below. These regulations may require additional pollution control equipment or lead to premature retirement of older coal-fired generating unit, both of which would likely reduce the demand for coal. These Clean Air Act regulations include, but are not limited to, the following.

•  Acid Rain. Title IV of the Clean Air Act, promulgated in 1990, imposed a two-phase reduction of sulfur dioxide emissions by electric utilities. Phase II became effective in 2000 and applies to all coal-fueled power plants with a capacity of more than 25-megawatts. Generally, the affected power plants have sought to comply with these requirements by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emissions allowances. Although we cannot accurately predict the future effect of this Clean Air Act provision on our operations, we believe that implementation of Phase II has been factored into the pricing of the coal market.

•  Particulate Matter. The Clean Air Act requires the Environmental Protection Agency (“EPA”) to set national ambient air quality standards (“NAAQS”), for certain pollutants associated with the combustion of coal, including sulfur dioxide, particulate matter, nitrogen oxides and ozone. Areas that are not in compliance with these standards, referred to as non-attainment areas, must take steps to reduce emissions levels. On March 18, 2013, the revised NAAQS for fine particulate matter, PM2.5, became effective and reduced the amount of particulate matter that can be emitted by a wide variety of sources including power plants and industrial facilities. States were required to make recommendations on nonattainment designations for the new NAAQS by December 2013, and EPA intends to make final determinations by the end of 2014. Future regulation and enforcement of the new particular matter standard will affect many power plants, especially coal-fueled power plants, and all plants in non-attainment areas.

•  Ozone. The EPA was scheduled to propose a revision of their existing NAAQS for ozone, but EPA missed its March 2013 deadline. EPA indicates it may propose a new standard in 2014 but it is unclear when that will occur. Significant additional emission control expenditures will likely be required at coal-fueled power plants to meet the new NAAQS. Nitrogen oxides, which are a byproduct of coal combustion, are classified as an ozone precursor. As a result, emissions control requirements for new and expanded coal-fueled power plants and industrial boilers will continue to become more demanding in the years ahead.

•  NOx SIP Call. The Nitrogen Oxides State Implementation Plan (“NOx SIP”) Call program was established by the EPA in October 1998 to reduce the transport of ozone on prevailing winds from the Midwest and South to states in the Northeast, which said that they could not meet federal air quality standards because of migrating pollution. The program was designed to reduce nitrous oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. Phase II reductions were required by May 2007. As a result of the program, many power plants were required to install additional emission control measures, such as selective catalytic reduction devices.

•  Clean Air Interstate Rule. The EPA finalized the Clean Air Interstate Rule (“CAIR”) in March 2005. CAIR called for power plants in 28 Eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide pursuant to a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clean Skies Initiative. In December 2008, the U.S. Court of Appeals for the District of Columbia Circuit (“D.C. Circuit Court”) vacated CAIR, and remanded the rule to the EPA. On July 6, 2011, the EPA revised the rule as the Cross State Air Pollution Rule (“CSAPR”), but that rule was also challenged and on August 21, 2012, the D.C. Circuit Court vacated CSAPR. In its decision, the D.C. Circuit Court ordered the EPA to continue to administer CAIR, but to proceed expeditiously to promulgate a replacement rule. In December 2013, the Supreme Court heard orgal arguments regarding the CSAPR and will decide the matter in 2014.

•  Mercury.On March 28, 2013, the EPA issued the final Mercury and Air Toxics Standards (“MATS”) rule, which sets technology-based emission limitation standards for mercury and other toxic air pollutants from coal and oil fired electric generating units with a capacity of 25 megawatts (“MW”) or more. EPA had originally published the MATS rule in February 2012 but had agreed to reconsider provisions in August 2012. Legal challenges to MATS rule have been filed, with the U.S. Court of Appeals for the District of Columbia hearing cases challenging MATS in December 2013.

•  Utility Boiler Maximum Achievable Control Technology (“Boiler MACT”) Rule. EPA issued final the Utility Boiler Maximum Achievable Control Technology (“Boiler MACT”) Rule standards on January 31, 2013 requiring stringent acid gases, mercury and particulate matter emission limits on coal- and oil-fired electric utility steam generating units. Following letters and court filings, in August 2013, EPA announced it would reconsider several issues related to major sources and areas sources under the Boiler MACT Rules. If the Boiler MACT is upheld, however, EPA estimates the rule will affect 1,700 existing major source facilities.

•  Regional Haze. The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks, particularly those located in the southwest and southeast United States. Under the Regional Haze Rule, affected states were required to submit regional haze SIP’s by December 17, 2007, that, among other things, was to identify facilities that would have to reduce emissions and comply with stricter emission limitations. The majority of states failed to submit their plans by December 17, 2007, and the EPA issued a Finding of Failure to Submit plans on January 15, 2009. Many states did not meet the deadline and environmental groups filed a lawsuit against the EPA, which resulted in a November 2011 consent decree in which the EPA agreed to a timeline to either approve the remaining SIPs or to implement Federal Implementation Plans (FIPs) in the states that did not comply. Also, in December 2011, EPA had proposed a rule allowing states to rely on the CSAPR trading program to meet some of the requirements in the regional haze program. Because, as noted above, CSAPR has been invalidated by the courts, EPA indicated in a February 2013 proposed rule it would approve several SIPS that would allow states to rely on the Clean Air Interstate Rule (CAIR) to meet some of the requirements of the regional haze program. EPA received adverse public comments to this proposed rule and has not taken final action. This program may result in additional emissions restrictions from new coal-fueled power plants whose operations may impair visibility at and around federally protected areas. This program may also require certain existing coal-fueled power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.

Climate Change

Considerable and increasing government attention in the United States and other countries is being paid to reducing greenhouse gas (“GHG”) emissions, including carbon dioxide (“CO2”) emissions from coal-fired power plants and methane emissions from mining operations. Although the United States has not ratified the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change (“UNFCCC”), which became effective for many countries in 2005 and establishes a binding set of emission targets for greenhouse gases, the United States is actively participating in various international initiatives within and outside of the UNFCCC process to negotiate developed and developing nation commitments for GHG emission reductions and related financing. If the United States participates in any international GHG agreement, it could adversely affect the price and demand for coal.

In addition to possible future U.S. treaty obligations, further regulation of GHG in the United States could occur pursuant to new or amended federal or state legislation, including but not limited to regulatory changes under the Clean Air Act, Public Utility Regulatory Policies Act, state initiatives, or otherwise. At the federal level, Congress actively considered in the past, and may consider in the future, legislation that would establish a nationwide GHG emissions cap-and-trade or other market-based program to reduce GHG emissions. There are other types of legislative proposals that would promote clean energy that Congress has also considered in the past, and is currently considering. Many of these proposals favor fuels with a lower carbon content than coal, but such proposals also incent the construction and development of carbon capture and sequestration plants as well as other advanced coal technologies. We cannot predict the financial impact of future GHG or clean energy legislation on our operations or our customers at this time.

The EPA also is implementing plans to regulate GHG emissions. In October 2009, the EPA published its final Mandatory Greenhouse Gas Reporting Rule, which requires power plants and other large sources of GHGs to file reports disclosing GHG emissions. In November 2011, the EPA delayed to April 1, 2013 the reporting deadline for underground coal mines and certain other source categories to file their first annual reports disclosing GHG emissions.

In December 2009, the EPA issued a Final Endangerment and Cause or Contribute Findings for Greenhouse Gases under Section 202(a) of the Clean Air Act, wherein the EPA concluded that GHGs endanger the public health and welfare. In April 2010, the EPA issued, along with the Department of Transportation, a rule to regulate GHG emissions from new cars and trucks. This rule took effect in January 2011, and according to EPA, established GHG emissions as “regulated pollutants” under the Clean Air Act. As a consequence, and in conjunction with an EPA Final Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule, new sources that emit at least 100,000 tons per year of GHG and existing facilities that increase their emissions of GHGs by at least 75,000 tons per year must meet Best Available Control Technology for GHG emissions.

On March 27, 2012, the EPA proposed a New Source Performance Standard rule that limits CO2 emissions from new fossil fuel burning power plants to 1,000 pounds of carbon dioxide emissions for every one megawatt hour of power generated. This standard is achievable by most natural gas-fired power plants but is not economically achievable given current technology for coal-fired power generation. On January 8, 2014, EPA withdrew the 2012 proposed rule as a result of public comments and new information, and issued a new proposed rule the same day. The January 2014 proposed rule proposes separate standards for coal-fired power plants and natural gas-fired sources, rather than a single standard for all new fossil fuel-fired electric generating units. Under the proposed rule, for fossil fuel-fired boilers and integrated gasification combined cycle units, the emissions limit would be 1,100 pounds of carbon dioxide per megawatt hour. For natural gas-fired combustion turbines, the proposed emissions limits would be 1,000 pounds of carbon dioxide per megawatt hour for larger units and 1,100 pounds per megawatt hour for small units. The public comment period ends May 9, 2014.

In addition to federal GHG regulations, there are several new state programs to limit GHG emissions and others have been proposed. State and regional climate change initiatives are taking effect before federal action. On January 1, 2009, ten Northeastern states (Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island, and Vermont) began to comply with the Regional Greenhouse Gas Initiative, a regional GHG cap-and-trade program calling for a ten percent reduction of emissions by 2018. In October 2011, the California Air Resources Board adopted regulations that establish a statewide cap and trade program to control GHG emissions. The program took effect on January 1, 2013.

Predicting the economic effects of greenhouse gas legislation is difficult given the various alternatives proposed and the complexities of the interactions between economic and environmental issues. Coal-fired generators could switch to other fuels that generate less of these emissions, possibly reducing the construction of coal-fired power plants or causing some users of our coal to switch to a lower CO2 generating fuel, or more generally reducing the demand for coal-fired electricity generation. This could result in an indeterminate decrease in demand for coal nationally, and various mechanisms proposed to limit GHG emissions could impact the price of coal and the cost of coal-fired generation. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use to comply with applicable ambient air quality standards. In addition, if future regulation of GHG emissions does not exempt the release of coalbed methane, we may have to curtail future coal production, pay higher taxes, or incur costs to purchase credits that permit us to operate coal mines.

There have been numerous protests of and challenges to the permitting of new coal-fired power plants by environmental organizations and state regulators for concerns related to greenhouse gas emissions. For instance, various state regulatory authorities have rejected the construction of new coal-fueled power plants based on the uncertainty surrounding the potential costs associated with greenhouse gas emissions from these plants under future laws limiting the emissions of carbon dioxide. In addition, several permits issued to new coal-fueled power plants without limits on greenhouse gas emissions have been appealed to the EPA’s Environmental Appeals Board.

In addition, over thirty states have currently adopted “renewable energy standards” or “renewable portfolio standards,” which encourage or require electric utilities to obtain a certain percentage of their electric generation portfolio from renewable resources by a certain date. These standards range generally from 10% to 30%, over time periods that generally extend from the present until between 2020 and 2030. Other states may adopt similar requirements, and federal legislation is a possibility in this area. To the extent these requirements affect our future customers, they may reduce the demand for coal-fired power, and may affect long-term demand for its coal.

Clean Water Act

The federal Clean Water Act and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged and fill materials, into waters of the United States. The Clean Water Act provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions and regulatory actions have created uncertainty over Clean Water Act jurisdiction and permitting requirements that could variously increase or decrease the cost and time we may expend on Clean Water Act compliance.

Clean Water Act requirements that may directly or indirectly affect our operations include the following:

•  Water Discharge. Section 402 of the Clean Water Act creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the National Pollutant Discharge Elimination System (“NPDES”) or an equally stringent program delegated to a state regulatory agency. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern discharges into waters of the United States, especially on selenium, sulfate and specific conductance. Discharges that exceed the effluent limits specified under NPDES permits can lead to the imposition of penalties, and persistent non-compliance could lead to significant penalties, compliance costs and delays in coal production. On April 19, 2013, the EPA released a proposed regulation updating the Effluent Limitation Guidelines (ELGs) for all electric generating units that produce steam, including units powered by nuclear, coal, oil and natural gas, which have been unchanged since 1982. These new restrictions could increase the difficulty of obtaining and complying with NPDES permits, which could impose additional time and cost burdens on our operations. In March 2014, EPA indicated that it will not meet a court-mandated deadline to take final action by May 22, 2014, and are currently negotiating an extension.

Discharges of pollutants into waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load (“TMDL”) regulations. The TMDL regulations establish a process for calculating the maximum amount of a pollutant that a water body can receive while maintaining state water quality standards. Pollutant loads are allocated among the various sources that discharge pollutants into that water body. Mine operations that discharge into water bodies designated as impaired will be required to meet new TMDL allocations. The adoption of more stringent TMDL-related allocations for our coal mines could require more costly water treatment and could adversely affect our coal production. The Clean Water Act also requires states to develop anti-degradation policies to ensure that non-impaired water bodies continue to meet water quality standards. The issuance and renewal of permits for the discharge of pollutants to waters that have been designated as “high quality” are subject to anti-degradation review that may increase the costs, time and difficulty associated with obtaining and complying with NPDES permits.

•  Dredge and Fill Permits. Permits under Section 404 of the Clean Water Act are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills or other mining activities. The U.S. Army Corps of Engineers (“COE”) only has jurisdiction over the “navigable waters” defined as “waters of the United States, a term that has been highly litigated and analyzed by COE and EPA. Outside navigable waters there is arguably no need to get a 404 permit. The United States Supreme Court ruled in 2006 that upper reaches of streams which are intermittent or do not flow might not be navigable waters requiring 404 permits. The case did not involve disposal of mining refuse, but has implications for the mining industry. Subsequently, COE and EPA issued several guidance documents to interpret the jurisdictional limits of waters of the United States. In late March 2014, COE and EPA issued a proposed rule to define “waters of the United States” to include tributaries to traditional navigable waters and wetlands and waters adjacent to such tributaries and navigable waters. The proposed rule also allows a case-by-case analysis regarding “other waters” if the waters, alone or in combination with other similarly situated waters located within the same region, including wetlands, have a “significant nexus” to a traditional navigable water, interstate water or territorial sea. If finalized, this proposed rule could result in additional restrictions and costs associated with obtaining and complying with Section 404 permits. Significant public comment and litigation over the rule is likely to result.

The COE’s issuance of 404 permits is subject to the National Environmental Policy Act (“NEPA”). NEPA defines the procedures by which a federal agency must administer its permitting programs. The law requires that a federal agency must take a “hard look” at any activity that may “significantly affect the quality of the human environment”. The COE typically conducts an initial Environmental Assessment (“EA”) to determine whether the project’s effects are significant enough to require an Environmental Impact Statement (“EIS”), which involves a very lengthy data collection and review process. In most cases, the COE issues a Finding of No Significant Impact (“FONSI”) at the conclusion of the EA and does not require an EIS to determine the impacts from impoundments, fills and other activities associated with coal mining. However, in some cases the full EIS process is being required for mining projects. Should a full EIS be required for every permit instead of, or in addition to, the less detailed EA, significant permitting delays could affect future mining costs or cause operations not to be opened in the first instance, or to be idled or closed.

The COE is authorized to issue general “nationwide” permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21(“NWP 21”) had generally authorized the disposal of dredged and fill material from surface coal mining activities into waters of the United States, subject to certain restrictions. The latest NWP 21, which was issued in February 2012, was invalidated by the Sixth Circuit on April 22, 2013. The 2012 NWP 21 imposed significant new limitations: the NWP 21 could not be used to construct valley fills and it only authorized impacts to one-half acre of surface water and no more than 300 linear feet of stream bed. The 2012 NWP 21 also allowed operations at about 70 facilities previously-permitted under the 2007 version of NPW 21 to be “re-certified” for up to five years, even if the activities would not qualify for 2012 version of NWP 21. The Sixth Circuit objected to this reauthorization and invalidated 2012 NWP 21, but stayed the ruling for 60 days so a federal district court in Kentucky and the parties to the lawsuit could determine the effect on existing projects. In August 2013 the Sixth Circuit ruled that its decision to invalidate the permits through its April 22, 2013 ruling applied to all mining activity under NWP 21, and vacated the one other NWP 21 that had been issued.

EPA published guidance in a July 21, 2011 Final Memorandum entitled “Improving EPA Review of Appalachian Surface Coal Mining Operations Under the Clean Water Act, National Environmental Policy Act, and the Environmental Justice Executive Order” (“EPA Mining Guidance”). The EPA Mining Guidance establishes threshold conductivity levels to be used as a basis for evaluating compliance with narrative water quality standards. Conductivity is a measure that reflects levels of various salts present in water. The EPA Administrator stated that these water quality standards may be difficult for most mining operations to meet. The Mining Guidance was challenged in court by the National Mining Association and by several states. On October 6, 2011, a federal court vacated the Enhanced Coordination Procedure regarding COE and EPA authority to review pending surface coal mining permits in Appalachia. Likewise, the EPA Mining Guidance was vacated on July 31, 2012 by a federal district court, which ruled the EPA Mining Guidance exceeded EPA authority under the CWA and SMCRA. The Guidance remains set aside as of April 2014.

Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act (“RCRA”) may affect coal mining operations through its requirements for the management, handling, transportation and disposal of hazardous wastes. Currently, certain coal mine wastes, such as overburden and coal cleaning wastes, are exempted from hazardous waste management. In addition, Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In its 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion products generated at electric utility and independent power producing facilities, such as coal ash, and left the exemption in place. In May 2000, the EPA concluded that coal combustion products do not warrant regulation as hazardous waste under RCRA and again retained the hazardous waste exemption for these wastes. The EPA also determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion products disposed in surface impoundments and landfills and used as mine-fill. In March of 2007, the Office of Surface Mining and the EPA proposed regulations regarding the management of coal combustion products. The EPA concluded that beneficial uses of these wastes, other than for mine-filling, pose no significant risk and no additional national regulations are needed.

As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators. A final rule has not been promulgated. Most state hazardous waste laws also exempt coal combustion products, and instead treat it as either a solid waste or a special waste. Any costs associated with handling or disposal of hazardous wastes would increase our future customers’ operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of ash can lead to material liability, but following a massive coal ash spill in Tennessee in 2008, the EPA contractors began conducting site assessments at many impoundments and the EPA is requiring appropriate remedial action at any facility that was found to have a unit posing a risk for potential failure. On June 21, 2010, the EPA released a proposed rule to regulate the disposal of certain coal combustion by-products (“CCBs”). The proposed rule included two different approaches. On approach would keep CCBs regulated as non-hazardous materials under Subtitle D and the other would regulate CCBs as hazardous materials under Subtitle C. The proposed rule would keep the exemption for beneficial use of CCBs. The proposed rule has not been finalized.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of the statute. Thus, coal mines that we will own, and sites to which we will send waste materials, may be subject to liability under CERCLA and similar state laws. In particular, we may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination at sites where we own surface rights.

The magnitude of the liability and the cost of complying with environmental laws with respect to particular sites cannot be predicted with certainty due to the lack of specific information available, the potential for new or changed laws and regulations, the development of new remediation technologies, and the uncertainty regarding the timing of remedial work. As a result, we may incur material liabilities or costs related to environmental matters in the future and such environmental liabilities or costs could adversely affect our results and financial condition. In addition, changes in laws or regulations may result in additional costs and affect the manner in which we are required to conduct our operations.

Use of Explosives

Our future surface mining operations will be subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we or our contract miners will incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict regulatory requirements established by four different federal regulatory agencies. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest, including ammonium nitrate at certain threshold levels, must complete a screening review in order to help determine whether there is a high level of security risk such that a security vulnerability assessment and site security plan will be required.

Endangered Species

The Endangered Species Act and other related federal and state statutes protect species threatened or endangered with possible extinction. Protection of threatened, endangered and other special status species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species. A number of species indigenous to our properties are protected under the Endangered Species Act or other related laws or regulations. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans. We intend to operate within the existing spatial, temporal and other restrictions associated with special status species. Should more stringent protective measures be applied to threatened, endangered or other special status species or to their critical habitat, then we could experience increased operating costs or difficulty in obtaining future mining permits.

Other Environmental Laws

We will be required to comply with numerous other federal, state and local environmental laws in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

Glossary of selected mining terms

Certain terms that we use in this document are specific to the coal mining industry and may be technical in nature. The following is a list of selected mining terms and the definitions we attribute to them.

Ash. Impurities consisting of iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

Bituminous coal: A common type of coal with moisture content less than 20% by weight and heating value of 9,500 to 14,000 Btus per pound. It is dense and black and often has well-defined bands of bright and dull material.

British thermal unit or Btu: A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Brown coal: Coal of gross calorific value of less than 5700 kilocalories per kilogramme (kcal/kg), which includes lignite and sub-bituminous coal where lignite has a gross calorific value of less than 4165 kcal/kg and sub-bituminous coal has a gross calorific value between 4165 kcal/kg and 5700 kcal/kg.

Central Appalachia: Coal producing area in eastern Kentucky, Virginia, southern West Virginia and a portion of eastern Tennessee.

Coal seam: Coal deposits occur in layers. Each layer is called a “seam.”

Coke: A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful byproducts.

Continuous miner: A machine used in underground mining to cut coal from the seam and load it onto conveyors or into shuttle cars in a continuous operation.

Dragline: A large machine used in surface mining to remove the overburden, or layers of earth and rock, covering a coal seam. The dragline has a large bucket, suspended by cables from the end of a long boom, which is able to scoop up large amounts of overburden as it is dragged across the excavation area and redeposit the overburden in another area.

High Btu coal: Coal which has an average heat content of 12,500 Btus per pound or greater.

Hard coal: Coal of gross calorific value greater than 5700 kcal/kg on an ashfree but moist basis and further disaggregated into anthracite, coking coal and other bituminous coal.

Low-sulfur coal: Coal which, when burned, emits 1.6 pounds or less of sulfur dioxide per million Btus.

Metallurgical coal: The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as “met” coal, its quality depends on four important criteria: volatility, which affects coke yield; the level of impurities including sulfur and ash, which affect coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal typically has a particularly high Btu but low ash and sulfur content.

Overburden: Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

Preparation plant: A facility used for crushing, sizing and washing coal to remove impurities and to prepare it for use by a particular customer.

Probable reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.

Proven reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Reclamation: The restoration of land and environmental values to a mining site after the coal is extracted. The process commonly includes “recontouring” or shaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers.

Recoverable reserves: The amount of proven and probable reserves that can actually be recovered from the reserve base taking into account all mining and preparation losses involved in producing a saleable product using existing methods and under current law.

Reserves: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Steam coal: Coal used by power plants and industrial steam boilers to produce electricity, steam or both. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Sub-bituminous coal: Dull coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight and its heat content ranges from 7,800 to 9,500 Btus per pound of coal.

Sulfur: One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide is produced as a gaseous by-product of coal combustion.

Surface mine: A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil (see “Overburden”). About 68% of total U.S. coal production comes from surface mines.

Tons: A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is equal to 2,240 pounds; a “metric” tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

C. Organizational Structure

NewLead is the sole owner of all outstanding shares of the subsidiaries listed below. We also have an investment in a joint venture arrangement and we, with J Mining & Energy Group, established a new entity for the purchase and trading of coal. In connection with these new business arrangements, NewLead owns a 52% interest in NewLead Mojave Holdings LLC, which owns an 100% interest in NewLead Holdings (US) Corp., which in turn owns a 50% interest in New Lead JMEG LLC. See “Item 5.-Operating and Financial Review and Prospects-Recent Developments”.

Entity Name	Country or State of incorporation or formation
Compass Overseas Ltd.	Bermuda
Compassion Overseas Ltd.	Bermuda
Australia Holdings Ltd.	Liberia
Brazil Holdings Ltd.	Liberia
Newlead Victoria Ltd.	Liberia
Grand Venetico Inc.	Marshall Islands
Grand Oceanos Inc.	Liberia
Grand Rodosi Inc.	Liberia
Challenger Enterprises Ltd.	Liberia
Crusader Enterprises Ltd.	Liberia
Newlead Shipping S.A.	Panama
Newlead Bulkers S.A.	Liberia
AMT Management Ltd.	Marshall Islands
NewLead Holdings (US) Corp.	Delaware
Grand Esmeralda Inc.	Liberia
Grand Markela Inc.	Liberia
Grand Spartounta Inc.	Marshall Islands
Grand Affection S.A.	Marshall Islands
Grand Affinity S.A.	Marshall Islands
Grand Victoria Pte Ltd.	Singapore
Newlead Bulker Holdings Inc.	Marshall Islands
Newlead Prosperity Inc.	Marshall Islands
Trans Continent Navigation Ltd.	Malta
Trans State Navigation Ltd.	Malta
Bora Limited	British Virgin Islands
New Lead JMEG LLC	Delaware
Newleadjmeg Inc.	Marshall Islands
NewLead Mojave Holdings LLC	Delaware
Ocean Hope Shipping Limited	Malta
Mines Investments Corp.	Marshall Islands
Mine Investments LLC	Delaware
Five Mile Investment LLC	Delaware
Elk Valley Investment LLC	Delaware
Viking Acquisition Group LLC	Kentucky
Coal Essence Mine LLC	Kentucky
Coal Essence Prep Plant LLC	Kentucky
Viking Prep Plant LLC	Kentucky

D. Properties, Plants and Equipment

Currently, our coal business operations are limited or non-existent. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future. Our current limited coal operations include: (i) the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky, with approximately 4,795 mineral acres, which were acquired in September 2013; (ii) a coal wash plant in located in Pike County, Kentucky, which was acquired in December 2013; and (iii) three executive employees with extensive mining expertise that manage and supervise the Company’s mining operations. In addition, in January 2014, we were granted access to develop and mine at the Five Mile Mine located in Breathitt County, Kentucky, which represents approximately 7,695 mineral acres. We previously have entered to an agreement to acquire the Five Mile Mine during 2012 which was under default during 2013, however it entered to Hanover Holdings I LLC agreement and the repayment schedule has recommenced (“Hanover agreement”), (see also Item 5. Operating and Financial Review and Prospects-Recent Developments-Accounts Payable Settlement (December 6, 2013).

Viking Mine

Project Location, Access and Areas of Operation

In September 2013, we acquired the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky, with approximately 4,795 mineral acres.

Agreements for Surface/Mineral Rights

The property consists of 4,795 acres which are included in one leasehold. There are several mineable coal seams on the property. There have previously been agreements for leasing this property in total for mining rights on all coal seams.

Equipment, Infrastructure and Other Facilities

The Viking Mine has no equipment or facilities associated with the acquisition. However, there are permits in place which would be considered assets, without which there would be no means of recovering the mineral which is in place on the leasehold. Permits are held from the KY Division of Mine Reclamation and Enforcement and the KY Division Of Water. Additional licensing will be necessary from the KY Office of Mine Safety and Licensing, and the US Mine Safety and Health Administration prior to the restart of active mining operations.

Previous Operations

This area was being mined by surface mining methods at the time of the acquisition, by a contract miner. The contract operator was operating on a month to month basis. After the acquisition of the Viking Mine, that arrangement was ended and the active mining ceased. It has not been activated since the acquisition date.

Property Condition, Exploration and Development

At this point the Viking Mine is inactive. There are, however, continuing obligations on the property which must be maintained in order to keep the permits and licenses in good standing with the regulatory authorities. The contemporaneous reclamation will be brought into compliance once mining is restarted on the property. Any other issues which need attention must be handled accordingly by contracting out the work to maintain compliance. There will be additional exploration necessary on the property in order to prove the reserves in each of the seams and comply with the requirements of a proper reserve estimate. Once the lease negotiations yield a suitable agreement, further development, permitting and mining may once again be initiated.

Rock Formations, Mineralization and Reserves

The properties in Kentucky also include natural gas wells and projects relating to extraction of timber, sand, gravel, fly ash and dimension stone. We expect third parties to extract some of these commodities on the properties and pay royalties; however, we may decide to extract these commodities itself.

Five Mile Mine

Project Location, Access and Areas of Operation

The Five Mile Mine consists of a group of 42 surface and mineral leases located at Canoe Quadrangle, Breathitt County, Kentucky, approximately 2.1 miles NW of Copeland and 1.8 miles west of the North Fork of the Kentucky River off Kentucky highway 1110. The total acreage under lease is approximately 7,695 acres. Primary access to the property is at Howard’s Creek Road off highway Kentucky 1110 to the project’s main access at Howard’s Creek Road. Transportation of the coal to purchasers is available through a rail terminal approximately one mile from the property.

The Five Mile Mine already has permits related to the operation of the mine and the Andy Terminal Unit Train Loadout.

Agreements for Surface/Mineral Rights

We continue to pursue the acquisition of title to the Five Mile Mine and currently anticipate that it will close that acquisition by the end of 2014 through the payment of the promissory notes in the amount of $11.0 million under the Hanover agreement.

Equipment, Infrastructure and Other Facilities

The Andy Terminal Unit Train Loadout and CSX Rail Siding that we will use to transport coal are located near Haddix, Breathitt County, Kentucky and can load a unit train in approximately 4.5 - 6 hours at an average rate of 1800 TPH (tons per hour). A rail siding is a short railroad track connected with the main track. At this location, the rail siding and the connecting railway are part of the railroad operated by CSX Corporation, Inc. The terminal facility was constructed in 2005 by Taggert Global for Bluestone Coal Company and is most recently owned by Kentucky Fuel Corporation. The terminal consists of one truck scale, two stockpile areas, two tunnels with feeders, one crusher, three conveyors, one electromagnet, one belt sampler, one control room and circular rail siding on the CSX Railway, which is the adjoining railroad operated by CSX Corporation, Inc.

Previous Operations

The Five Mile Mine property is a so-called “greenfield property,” meaning there have been no previous operations on the property.

Property Condition, Exploration and Development

Although the Five Mile Mine property is a greenfield property, access roads and haul roads are under construction. The mine on this property will be an open-pit mine. Our mining plan for the property is consistent with industry practice and will entail contour mining as well as auger/highwall mining for lower seams. We intend to use contract miners who will be responsible for conducting water studies and geophysical surveys of potential aquifers and supplying water to the property. If we operate the mine, we will conduct the water studies and geophysical surveys of potential aquifers and supply water to the property. We will work with local power authorities and suppliers to provide power to the mines and associated facilities on the property. At this time it is not known what the estimated cost associated with these projects will be.

As of December 31, 2013, we have incurred approximately $1.0 million for development costs related to the Five Mile Mine, in addition to approximately $0.5 million costs that we have incurred related to its acquisition, which has not yet been completed.

Rock Formations, Mineralization and Reserves

The Five Mile Mine encompasses at least nine seams. The mineable reserves we expect to mine are in the Hazard seven through eleven seams as well as Skyline seams one through four. These seams are included in the areas between Howards Creek and Middle Fork on the east and west sides of the property and Howards Creek to Lick Branch on the north and south sides of the property. Historically, these seams contain low to high quality bituminous steam coal which has been mined from the Pre-Civil War era until the present. Available geological mapping from the United States Geological Survey (U.S.G.S.) shows the site to be underlain by the Breathitt formation which consists of cyclic sequences of sandstone, shale, coals and fireclays.

Viking Prep Plant

Project Location, Access and Areas of Operation

In December 2013, the Company acquired a coal wash plant located in Pike County, Kentucky.

We are currently working on developing coal supplies for the continued operation of the preparation plant. There are several nearby permitted locations that can be acquired in order to supply the plant with high quality raw coal for processing. We anticipate that there will be a sufficient supply of coal for the plant for the foreseeable future.

Agreements for Surface/Mineral Rights

The majority of the plant facilities sit on surface property which is owned by the Company. There is a lease which was originally executed in 1977 and will continue until 2027. This lease must be maintained by paying an annual lease payment to the lessors.

Equipment, Infrastructure and Other Facilities

The acquisition of the coal wash plant included other assets incident to the operation of the coal wash plant, including material handling facilities, unit-train loadout, rail siding, refuse disposal and other equipment located at the coal wash plant. The coal wash plant is operational and can wash, blend, size, store and deliver coal. We currently lease the property and we do not indent to mine, develop or explore. In addition, the coal wash plant has a rail load attached to allow for the loading of the washed coal on its own rails and trucks as well as delivery directly to its destination. The rail load allows for reduced cost of coal transportation.

Previous Operations

Coal has been processed at this location since the late 1970 on a fairly continuous basis. There have been several owners of the facility over the years, and the supply of coal has changed substantially during this period, but the plant has remained operational throughout. Its capacity is approximately 120,000 clean tons per month at a reasonable rate of recovery. A more normal rate of production would be in the 80,000 to 100,000 tons per month.

Property Condition, Exploration and Development

The plant itself is made up of a structure that has been modified and added to over several years. The basic plant operation is sound. In the future, we are going to help in the recovery of additional coal, and the upgrade of surface facilities in order to provide more efficiency, but in general the plant will serve its intended purpose for the foreseeable future.

Rock Formations, Mineralization and Reserves

The properties in Kentucky also include natural gas wells and projects relating to extraction of timber, sand, gravel, fly ash and dimension stone. We expect third parties to extract some of these commodities on the properties and pay royalties; however, we may decide to extract these commodities itself.

Item 4A.     Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following is a discussion of NewLead Holdings Ltd., as of and for the years ended December 31, 2013, 2012 and 2011. All of these financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above, which are included elsewhere in this document.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on our current expectations and observations. The factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements include, among others, those discussed in “Item 3D.-Risk Factors”, and such differences may be material. For additional information regarding forward-looking statements used in this report please refer to the section “Cautionary Statement Regarding Forward-Looking Statements.”

Recent Developments

The Fleet

As of May 8, 2014, we own a fleet of two dry bulk vessels.

In addition, on September 15, 2013 and March 10, 2014, we signed three memoranda of agreements for the acquisition of a total of three Handysize double hull bulk carriers, which are expected to be delivered in the third quarter of 2014.

Moreover, through our wholly-owned subsidiary Newlead Shipping S.A. (“Newlead Shipping”), we perform part of the commercial, technical and operational management of three double-hulled oil tanker/asphalt carriers and one double-hulled oil tanker owned by third parties for a monthly average fee of approximately $13,000 per vessel.

We continue to negotiate with Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) “Piraeus Bank (CPB loan)”) to amend the terms of our loan agreement, whereby in order to amend and restate such agreement to enable us to regain compliance, with certain of its covenants and to be able to do so on an ongoing basis to allow and enable the Newlead Markela, a dry bulk Panamax vessel, to remain in our fleet.

Completion of Restructuring of Our Indebtedness

Due to the previously disclosed economic conditions and operational difficulties of the Company during 2011, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% senior unsecured convertible notes (the “7% Notes”) and the counterparties to our capital leases (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, we appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of an overall restructuring proposal with respect to the Financing Documents. On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The aim of the restructuring was to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis. We have completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation (all references to the Lemissoler Maritime Company W.L.L. Capital Lease Obligation refer to the agreement entered into with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, the four affiliate companies of Lemissoler Maritime Company W.L.L., in November 2010, for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi) and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, final payment of outstanding fees. However, due to the recent economic conditions of the country of Cyprus and the acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank A.E. (“Piraeus Bank”), our restructuring efforts with Piraeus Bank (CPB loan) has experienced difficulties and, as a result, has been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. We remain in restructuring negotiations with Piraeus Bank (CPB loan) outside of the Restructuring Proposal. In addition, while we have completed our restructuring efforts with the lenders under the Syndicate Facility Agreement, we continue to have an outstanding liability of $0.1 million under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility agreement due to this outstanding liability.

During 2011 and 2012 we sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring. To the extent that we have sold vessels, the sale proceeds have been used to repay the related debt.

Since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we are in default under our credit agreements with Piraeus Bank (CPB loan), Portigon AG, Mojave Finance Inc. Credit Facility and the 4.5% senior convertible note due in 2022 to Prime Shipping Holding Ltd (the “ 4.5% Note”) and 7% Notes. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. Refer to “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources” for a discussion of the various Financing Documents and outstanding debt, as well as, regarding the new loan facilities that we entered during 2013 and 2014.

Commodities Business

Currently, our coal business operations are limited or non-existent. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future. Our current limited coal operations include: (i) the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky, with approximately 4,795 mineral acres, which were acquired in September 2013; (ii) a coal wash plant in located in Pike County, Kentucky, which was acquired in December 2013; and (iii) three executive employees with extensive mining expertise that manage and supervise the Company’s mining operations. In addition, in January 2014, we were granted access to develop and mine at the Five Mile Mine located in Breathitt County, Kentucky, which represents approximately 7,695 mineral acres. We had previously entered into an agreement to acquire title to the Five Mile Mine in 2012 which was under default during 2013, however it entered to Hanover Holdings I LLC agreement (“Hanover agreement”), (see also Item 5. Operating and Financial Review and Prospects-Recent Developments-Accounts Payable Settlement (December 6, 2013) and the repayment schedule has been recommenced and it anticipates that it will close that acquisition and acquire title to the Five Mile Mine by the end of 2014. We are also currently in advanced negotiations to acquire approximately 1,900 mineral acres in Cumberland County, Kentucky, which is known as the Marrowbone Mine. The letter of intent relating to the acquisition of the Marrowbone Mine had an exclusivity period that ran through March 31, 2014, although management continues to negotiate for the acquisition of the Marrowbone Mine. We have not yet made the necessary payments to acquire title to the Five Mile Mine and have not yet finalized the negotiations regarding the acquisition of the Marrowbone Mine and, as a result, these transactions have not yet closed. In addition to the properties that we have acquired in Kentucky, we are in discussions for the acquisition of additional coal properties located in the United States. However, there is no assurance that any such discussions will result in an agreement or, if an agreement is reached, that we will be able to finance any such acquisitions.

Kentucky Property-Five Mile Mine

The total amount of $11.0 million regarding the purchase of the KentuckyProperty - Five Mile Mine has been added to the Hanover agreement, see “Item 5. Operating and Financial Review and Prospects - Recent Developments - Accounts Payable Settlement (December 6, 2013). Hanover Holdings I LLC pays the relative installments to the sellers of Kentucky Property-Five Mile Mine. However, the Company has agreed to be guarantor of Hanover Holdings I LLC performance.

Viking Acquisition Group LLC and Viking Prep Plant LLC

The acquisition of the Viking Acquisition Group LLC (“VAG”) and Viking Prep Plant LLC (“VPP”) have been finalized through promissory notes. In connection with the VAG and VPP agreement, we agreed to help facilitate the September 13, 2013 and December 9, 2013 closing of the Asset Purchase Agreement of the VAG and VPP Property between us and Pallas Holdings LLC and Pallas Highwall Mining, LLC, respectively in which ownership rights in the VAG and VPP were transferred. In connection with the aforementioned sale, we issued promissory notes to the aforementioned third parts in the amount of $15.0 million, $24.0 million and $6.0 million.

On March 2014, we entered into an agreement, in relation to VAG in order for the two parties to work diligently toward Lease extension or renewal by June 13, 2014, otherwise the purchase price will be reduced by $4.0 million and a corresponding reduction in the true-up amount. As of May 8, 2014, the balance was $4.5 million. As of December 31, 2013, the remaining balance on the senior secured promissory note relating to the acquisition of VAG was $6.0 million.

As of December 31, 2013, the remaining balance on the outstanding senior secured convertible note for the acquisition of VPP was $11.2 million. As of May 8, 2014, the balance was $8.4 million. The relevant senior secured convertible notes have also true-up mechanism. The previously issued promissory note of $6.0 million has been added to the Hanover agreement. See “Item 5. Operating and Financial Review and Prospects - Recent Developments - Accounts Payable Settlement (December 6, 2013) in respect of the Hanover agreement.

Deficiency and Compliance Notices from The NASDAQ Stock Market

As previously announced by us, on April 4, 2013, we received a letter from the NASDAQ Listing Qualifications Department notifying us that the minimum bid price per share for our common stock fell below $1.00 for a period of 30 consecutive business days and therefore we did not meet the minimum bid price requirement set forth in NASDAQ Listing Rule 5450(a)(1). We have been provided 180 calendar days, or until October 1, 2013, to regain compliance with the minimum bid price requirement. On October 1, 2013 we received a letter from the NASDAQ Listing Qualifications Department notifying us that we had not regained compliance, with a minimum bid price requirement. We timely requested a hearing before the NASDAQ Hearing Panel and prior to any such hearing, we regained compliance through the implementation of the 1-for15 reverse split of our common shares that was effective upon the commencement of trading on October 17, 2013. On January 3, 2014, we received a written notification from The NASDAQ indicating that we regained compliance with the minimum bid price requirement of $1.00 per share. Under NASDAQ Listing Rule 5815(d)(4)(a), the Panel will monitor us for a six month monitor period ending June 30,2014, to see if we experience a closing bid price under $1.00 for a period of 30 consecutive trading days. Since receipt of the January 3, 2014 notification, we undertook a reverse split of our common shares, on March 6, 2014, on a 1-for-10 ratio in order to avoid our common shares falling below the $1.00 minimum bid price for a period of 30 consecutive business days. There can be no assurance we will not need to undertake one or more further reverse splits of our common shares in order to avoid our common shares falling below the $1.00 minimum bid price for a period of 30 consecutive business days during the monitor period.

In addition, on December 23, 2013, we received notice from the NASDAQ Listing Qualifications Department indicating that we did not satisfy the $50 million in market value of listed securities requirement for continued listing on The NASDAQ Global Select Market (the “Market Cap Requirement”), as set forth in Listing Rule 5450(b)(2)(A), for the prior 30 consecutive business days. In accordance with the NASDAQ Listing Rules, we were granted a 180-day grace period, through June 23, 2014, to evidence compliance with the Market Cap Requirement. Compliance with the Market Cap Requirement can be achieved if the Company evidences a market value of listed securities of at least $50 million for a minimum of 10 consecutive business days, but generally for no more than 20 consecutive business days, during the grace period.

Management Agreements

For the period from March, 2014 until March, 2015, we agreed, through our wholly-owned subsidiary Newlead Shipping, to perform part of the commercial, technical and operational management of one double-hulled oil tanker owned by a third party for a daily fee of $500.

Accounts Payable Settlement (December 6, 2013)

On December 2, 2013, the Supreme Court of the State of New York, Country of New York (the “Court”) entered an order (the “December Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act in accordance with a stipulation of settlement (the “December Settlement Agreement”) between NewLead Holdings Ltd. and Hanover in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 160776/2013 (the “December Action”). Hanover commenced the December Action against us on November 19, 2013 to recover an aggregate of $44.6 million of our past-due accounts payable, which Hanover had purchased from our certain vendors pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “December Assigned Accounts”), plus fees and costs (the “December Claim”). The December Order provides for the full and final settlement of the December Claim and the December Action. The December Settlement Agreement became effective and binding upon us and Hanover upon execution of the December Order by the Court on December 2, 2013.

Pursuant to the terms of the December Settlement Agreement approved by the December Order, on December 6, 2013, we issued and delivered to MG Partners Limited, a company with limited liability organized and existing under the laws of Gibraltar (“MGP”), as to Hanover’s designee, 175,000 shares (the “December Settlement Shares”) of the Company’s common stock. The December Settlement Agreement provides that the December Settlement Shares will be subject to certain adjustments for certain period (which is the shorter of the following: (a) the 220-consecutive trading day period (subject to extension as set forth in the December Settlement Agreement) commencing on the trading day immediately following the date of issuance of the December initial Settlement Shares (the “December Initial Issuance Date”), and (b) the consecutive trading day period commencing on the trading day immediately following the December Initial Issuance Date and ending on the trading day that MGP shall have received aggregate cash proceeds from the resale of December Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the December Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of December Settlement Shares equal to the sum of (i) $61.6 million, representing 137.5% of the total amount of the December Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the December Action, subject to the cap set forth above, supported by daily written reports to be delivered by MGP to us. As a result we ultimately may be required to issue to MGP substantially more shares of Common Stock than the number of December Settlement Shares initially issued (subject to the limitations described below).

In addition, the December Settlement Agreement also provides that with respect to any single trading day during the December Calculation Period, MGP shall not offer or sell any December Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 20% of the worldwide average daily trading volume in the Common Stock on all national securities exchanges and automated quotation systems, if any, on which the Common Stock is listed or designated for quotation (as the case may be), excluding any sales of Common Stock by MGP, for the 10 trading days immediately preceding such trading day and (ii) $0.3 million worth of Common Stock. Hanover, MGP and we may modify this restriction by mutual written agreement. The December Settlement Agreement further provides that in no event shall the number of shares of Common Stock issued to MGP or its designee in connection with the December Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover, MGP and their respective affiliates, and the rules and regulations thereunder), result in the beneficial ownership by Hanover, MGP and their respective affiliates at any time of more than 9.99% of the Common Stock. The remaining terms of the December Settlement Agreement and December Order are substantially the same as the terms of the Settlement Agreement and Order executed in April and July.

The transaction above in substance represent a loan used to settle the Company’s past due creditors that will be repaid over a day term (or until the shares sold would equal to the each claim obligation) using the proceeds received from the sale of shares issued. Because we are required to issue as many shares as is necessary, the obligation represents a share settled debt that will be settled with a variable number of the Company’s shares. A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based on a fixed monetary amount known at inception (for example, a payable settled with a variable number of the issuer’s equity shares). All financial instruments recognized under such guidance shall be measured initially at fair value. Subsequent changes shall be measured at fair value with changes in fair value recognized in earnings.

Based on the above guidance, the aforementioned transactions have been recorded at fair value, both initially and in subsequent periods. Changes in fair value are recorded through earnings. Fair value is determined based on the total number of shares that will be used to settle the amount of each claim obligation plus the commission due. Because the obligation represents share settled debt, as discussed above, the fair value of the obligation is equal to the fixed monetary amount due at inception. The fair value at inception will be each Claim Amount (at any reporting date) divided by applicable percentage of the trading volume weighted average price (62.5%).

Since the issuance of the December Initial Settlement Shares, Hanover was entitled to receive additional shares (the “December Additional Settlement Shares”). From January 1, 2014 to May 8, 2014, pursuant to the December Settlement Agreement approved by the December Order (Case No 160776/2013) and since the issuance of the December Initial Settlement Shares, we issued and delivered to Hanover Holdings I, LLC (part of Magna Group LLC), 49,400,000 December Additional Settlement Shares.

Time Charter Agreements

On February 14, 2014, we entered into two approximately twenty day time charter trips, at the charterers’ option, beginning February 18, 2014, for Newlead Markela at approximately $7,250 and $8,900 per day, each trip without excluding commission.

On March 19, 2014, we entered into a twenty day time charter agreement, at the charterers’ option, beginning March 30, 2014, for Newlead Markela at approximately $9,600 per day without excluding commission.

From April 2014 up to date, we entered into three time charter agreements for approximately twenty day each , at the charterers’ option, for Newlead Markela at an average approximately $6,900 per day without excluding commission.

Preferred shares, Common Shares, Restricted Common Shares and Warrants

During the period from January 1, 2014 until May 8, 2014, we issued an aggregate of approximately 915,290 common shares, to various vendors in order to settle outstanding liabilities totaling approximately $6.8 million.

On January 1, 2014, we authorized the issuance to a third party of a ten-year warrant to purchase 819,670 common shares, with an exercise price of $0.025, per share, for advisory services.

On January 3, 2014, the Company issued to a third party a five-year warrant to purchase 3,704 and 7,407 common shares at an exercise price of $22.5 per share and $17.5 per share respectively, in connection with a convertible debenture issued simultaneously.

On October 1, 2013, we authorized the issuance to a third party of a ten-year warrant to purchase 9,800,000 common shares, with an exercise price of $0.005. During the period from January 1, 2014 until May 8, 2014, approximately 5,935,760 of the warrants were exercised and we issued approximately an aggregate of 5,902,680 common shares, due to cashless exercise notices.

On April 10, 2014, we authorized the issuance to a third party of a ten-year warrant to purchase 2,700,000 common shares, with an exercise price of $0.022, per share in connection to a retainer agreement.

On January 7, 2014 and March 11, 2014, we issued an aggregate of 91,464 common shares to Michail Zolotas in connection with his 2013 annual base salary under the terms of his employment agreement.

During the period from January 1, 2014 until May 8, 2014, we issued an aggregate of approximately 16,515,650 common shares, for the repayment of the VAG and VPP senior secured notes.

During the period from January 1, 2014 until May 8, 2014, we issued an aggregate of approximately 17,241,380 common shares, for the repayment of the true-up mechanism with respect to Tiger Equity Partners Ltd senior convertible promissory note, dated June 19, 2013.

Since the issuance of the December Initial Settlement Shares, Hanover was entitled to receive additional shares (the “December Additional Settlement Shares”). From January 1, 2014 to May 8, 2014, pursuant to the December Settlement Agreement approved by the December Order (Case No 160776/2013) and since the issuance of the December Initial Settlement Shares, we issued and delivered to Hanover Holdings I, LLC (part of Magna Group LLC) 49,400,000 December Additional Settlement Shares.

During the period from January 1, 2014 until May 6, 2014, we issued an aggregate of approximately 51,155,990 common shares, in relation to the convertible, redeemable Series A Preference Shares issued to Ironridge Global IV, Ltd. (“Ironridge”) . For details please refer to Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Indebtedness - Preference Shares.

Reverse Split

On March 6, 2014, and after approval of our board of directors and the majority of our shareholders, a 1-for-10 reverse stock split of our common stock was effectuated. This transaction had as a result the increase of the par value of our common shares from $0.01 to $0.10 per share. There can be no assurance that we will not undertake one or more further reverse splits in the future.

Overview

General

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Corporations Act of 1981 (“BCA”) on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (+30) 213-014-8600.

NewLead has historically been an international shipping company, and is now an international, vertically integrated shipping and commodity company. NewLead engages in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We conduct our operations through vessel-owning companies whose principal activity is the ownership and/or operation of product tankers and dry bulk vessels. In addition, under specific management agreements, we perform part of the commercial, technical and operational management of vessels outside of our owned fleet. NewLead currently owns a fleet of two dry bulk carriers with a combined carrying capacity of approximately 0.15 million dwt and manages two double-hulled oil tanker/asphalt carriers and one double-hulled oil tanker. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry.

In addition, NewLead has launched a commodities unit in order to take advantage of emerging dynamics in the maritime industry. We anticipate engaging in the business of purchasing, trading and transporting commodities, principally coal, through certain joint venture affiliates. Currently, our coal business operations are limited or non-existent. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future. Our current limited coal operations include: (i) the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky, with approximately 4,795 mineral acres, which rights were acquired in September 2013; (ii) a coal wash plant in located in Pike County, Kentucky, which was acquired in December 2013; and (iii) three executive employees with extensive mining expertise that manage and supervise the Company’s mining operations. In addition, in January 2014, we were granted access to develop and mine at the Five Mile Mine located in Breathitt County, Kentucky, which represents approximately 7,695 mineral acres. We previously entered into an agreement to acquire title to the Five Mile Mine in 2012 which was under default during 2013, however in connection with the Hanover agreements required payments were made, (see also Item 5. Operating and Financial Review and Prospects-Recent Developments-Accounts Payable Settlement (December 6, 2013) and, if the remaining payments are made pursuant to the Hanover agreements, we anticipate that we will close that acquisition and acquire title to the Five Mile Mine by the end of 2014. We are also currently in advanced negotiations to acquire approximately 1,900 mineral acres in Cumberland County, Kentucky, which is known as the Marrowbone Mine. The letter of intent relating to the acquisition of the Marrowbone Mine had an exclusivity period that ran through March 31, 2014, although management continues to negotiate for the acquisition of the Marrowbone Mine. We have not yet made the necessary payments to acquire title to the Five Mile Mine and has not yet finalized the negotiations regarding the acquisition of the Marrowbone Mine and, as a result, these transactions have not yet closed. In addition to the properties that we have acquired in Kentucky, we are in discussions for the acquisition of additional coal properties located in the United States. However, there is no assurance that any such discussions will result in an agreement or, if an agreement is reached, that we will be able to finance any such acquisitions.

In 2013 we completed the negotiations with our lenders under the Financing Documents regarding the terms of the Restructuring Proposal presented on November 8, 2011 and finalized the satisfaction and release of our obligations under certain of its debt agreements and the amendment of the terms of certain other debt agreements. As part of the restructuring efforts, we have sold vessels as part of the arrangements with our lenders to reduce and discharge our obligations. During 2011 and 2012, we sold, disposed of or handed control over to its lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring plan. To the extent that we have sold vessels, the sale proceeds have been used to repay the related debt. Refer to “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources” for a discussion of our debt restructuring.

A. Operating results

The following discussion solely reflects results from continuing operations, unless otherwise noted. See Note 26, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Going Concern

We have experienced net losses, negative operating cash flows, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, which have affected, and which are expected to continue to affect, our ability to satisfy our obligations. In addition, as described in Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources, we are in default under various debt obligations which are currently due on demand. Charter rates for bulkers have experienced a high degree of volatility and continue to be distressed. To date, we have also been unable to generate sustainable positive cash flows from operating activities. For the year ended December 31, 2013, we have a loss from continuing operations in the amount of $146.8 million. As of December 31, 2013, our cash and cash equivalents were $2.3 million and current liabilities of $291.7 million were payable within the next twelve months.

The above conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we are unable to continue as a going concern.

Our existence is dependent upon our ability to obtain necessary financing, which we are currently in the process of securing. We believe that our existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute our business plan and continue operations for the next twelve months without additional funding. We intend to continue to explore various strategic alternatives, including the sale of equity or debt to raise additional capital. Management is also actively taking steps to increase future revenues and reduce our future operating expenses. However, wes cannot provide any assurance that operating results will generate sufficient cash flow to meet our working capital needs or that we will be able to raise additional capital as needed.

If all of our indebtedness was accelerated as a result of our current events of default, we may not have sufficient funds at the time of acceleration to repay our indebtedness and we may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms, which could have a material adverse effect on our ability to continue as a going concern.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

Charters

We have historically had many long-established charter relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of our vessels. We have established stringent requirements for selecting qualified charterers. We generate revenues by charging customers for the transportation of a wide array of unpackaged cargo in our dry bulk business through various charter agreements. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters, we pay commissions to ship brokers depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues, but may enable us to capture increased profit margins during periods of improvements in charter rates.

We believe that our future results of operations are largely driven by the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Refer to the section titled “Item 3D.-Risk Factors” for a discussion of certain risks inherent in our business.

We believe that the important measures for analyzing trends in our results of shipping operations consist of the following:

·	Market exposure: We manage our fleet by chartering our owned vessels to international charterers.

·	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

·	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

·

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

·	Equivalent vessels: Equivalent vessels are equal to the available days of the fleet divided by the number of the calendar days in the respective period.

·	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on time charters generally are expressed in such amounts.

·	Direct daily vessel operating expenses: Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessels calendar days.

Set forth below are our selected historical and statistical data as of December 31, 2013, 2012 and 2011 with respect to charter coverage for our fleet under continuing operations that we believe may be useful in better understanding our financial position and results of operations.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Available days	730	703	705
Operating days	708	700	705
Fleet utilization	96.9%	99.6%	100.0%
Equivalent vessels	2.0	1.9	1.9
Time Charter Equivalent Rate	$7,245	$11,649	$16,913
Direct daily vessel operating expenses	$6,937	$4,520	$3,460

Principal Factors that Affect Our Shipping Business

The principal factors that affect our financial position, results of operations and cash flows include:

·	charter rates and periods of charter hire;

·	vessel operating expenses and voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;
·	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives;

·	impairment loss;

·	financing costs related to our indebtedness; and

·	acquisitions and disposals.

You should read the following discussion together with the information contained in the table of vessel information under “Item 4.-Information on the Company-Business Overview-Owned Fleet”. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and there are no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated. The discussions hereafter represent only our continuing operations, except where specifically mentioned.

Coal Pricing Trends, Uncertainties and Outlook

Metallurgical Coal

While the fourth quarter 2013 Australian hard coking coal settlement showed a $7 per metric tonne improvement over the prior quarter, the pricing environment for met coal softened considerably at the end of the year and into the first part of 2014. Pricing was negatively impacted by the combined effect of: (i) foreign exchange declines in currencies of major producing countries against the US Dollar that drove cost reductions; (ii) seasonal slowdown in Chinese purchasing patterns corresponding with iron production trends; and (iii) increased production of coking coal, primarily in Queensland. These factors combined to reduce the first quarter 2014 benchmark by $9 per ton to $143 per ton. Australian metallurgical coal exports set a record in 2013 and increased more than 15% over 2012 levels, with most of the growth going to satisfy increased Chinese import demand. While the current spot assessments of hard coking coal have shown more downside sentiment in conjunction with the seasonal slow-down in Chinese purchasing patterns, the Company believes that the incremental production increase in global seaborne tons will be more limited in 2014, with the majority of the increase in the Pacific market. At current spot measurements, a significant portion of global metallurgical production is uneconomic. If present market indications were to continue, additional production would be expected to be driven out of the market. However, given the expected limited additional supply growth in 2014 and the World Steel Association’s estimated global steel demand growth of 3.3%, we expect metallurgical coal supply and demand to become more balanced in 2014 resulting in possible price firmness in the latter part of the year and continuing into 2015.

After a difficult 2012 and most of 2013, the fundamentals for integrated European steel mills appear to be improving. Europe is the largest export market for us and we view this development as an encouraging sign for the future.

Thermal Coal

While thermal pricing remains challenging in relation to production costs, there have been positive developments.

First, domestic utility inventories dropped significantly in 2013 as coal burn increased as compared with 2012 levels. Overall, domestic inventories declined and measured in days of burn, year-over-year inventories declined below the historical five-year average. Northern Appalachian (“NAAP”) and PRB inventories are the tightest with below-normal December levels compared to five-year averages. Importantly, Central Appalachian (“CAAP”) utility inventories declined meaningfully in 2013, yet they are still above the historical five-year average days of burn. The only region to experience an increase in 2013 inventories was the Illinois basin, which also has above average days of burn in inventory.

The decreasing inventory levels point to improving supply/demand dynamics, which should lead to healthier market conditions in the near to intermediateterm. However, pricing currently remains constrained in both the PRB and NAAP regions. In the PRB, the perception of latent capacity and intense competition among suppliers has resulted in weak, albeit improving, pricing recently. Supply and demand for NAPP coal appears to be in a state of relative balance, but prices remain constrained by the availability of comparatively low-cost coal, primarily from the Illinois Basin. Second, prompt natural gas prices have increased substantially since early 2013. Combined with lower coal inventory levels, there has been near-term price firmness in most regions, especially in CAPP, where prices, as measured by NYMEX, have risen between late November to late January. Third, as we approach announced 2015 plant closures due to EPA regulations, such as Mercury and Air Toxics Standards (“MATS”), it is becoming increasingly common for utilities to voice their concerns about grid reliability issues as an unintended consequence of environmental regulations. There is speculation that some power grid operators will designate additional plants, such as the Brayton Point power plant in Massachusetts, as “must run” facilities. Overall, the outlook for thermal coal markets is more constructive compared with a few months ago. However, CAPP coal will continue to face declining structural domestic demand and continued natural gas competition.

Revenues

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

·	the duration of the charters;

·	the level of spot market rates at the time of charter;

·	decisions relating to vessel acquisitions and disposals;

·	the amount of time spent positioning vessels;

·	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

·	the age, condition and specifications of the vessels; and

·	the aggregate level of supply and demand in the dry bulk shipping industry.

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

For its mining operations, the Company earns revenues primarily through the sale of coal. The Company recognizes revenue using the following general revenue recognition criteria: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price to the buyer is fixed or determinable; and 4) collectability is reasonably assured.

Delivery on Company’s coal sales is determined to be complete for revenue recognition purposes when title and risk of loss has passed to the customer in accordance with stated contractual terms and there are no other future obligations related to the shipment. For domestic shipments, title and risk of loss generally passes as the coal is loaded into transport carriers for delivery to the customer. For international shipments, title generally passes at the time coal is loaded onto the shipping vessel. Revenue from coal washing is recognized upon completion of the service.

Commissions

Commissions are paid to brokers and are typically based on a percentage of the charter rate. A typical commission is 1.25% of the gross charter hire/freight earned (including demurrage) for each broker involved in a fixture. We are currently paying on average address commission of 2.5% and on average brokerage commission of 2.5%. Address commission represents money deducted from the charterer at source.

Voyage Expenses

Voyage expenses are incurred due to a vessel being en route from a loading port to a discharging port, to repair facilities or on a repositioning voyage, and include fuel (bunkers) cost, port expenses, agent’s fees, canal dues and extra war risk insurance. Under time charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

Selling, General and Administrative Expenses

These expenses include executive and director compensation (inclusive of shares granted), staff wages, legal fees, audit fees, liability insurance premium and Company administration costs. During the year ended December 31, 2013, we occurred various consultation/advisory fees, in relation to our efforts to implement our business plan, major part of which is our vertical integration strategy.

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

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives, ranging from 3 years to 17 years, of the respective assets.

Land and mining property are carried at cost. Expenditures that extend the useful lives of existing plant and equipment or increase productivity of the assets are capitalized. Maintenance and repair costs that do not extend the useful life or increase productivity of the asset are expensed as incurred. Coal reserves are recorded at cost or at fair value originally in the case of acquired businesses. Coal reserves, mineral rights and mine development costs are depleted based upon estimated recoverable proven and probable reserves.

Mining Exploration and Development Costs

We expense prospecting and mining exploration costs. At the point when a property is determined to have reserves, subsequent development costs will be capitalized and will be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

At the point when the mining segment becomes eligible to be classified as a “development” or “production” stage company, costs for mine development incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method over the estimated proven and probable reserve tons directly benefiting from the capital expenditures. Mine development costs include costs incurred for site preparation and development of the mines during the development stage less any incidental revenue generated during the development stage. Maintenance and repairs are expensed as incurred. When equipment is retired or disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposal is recognized in cost of coal sales.

Owned and Leased Mineral Rights, Land and Building

Costs in order to obtain coal lands, buildings and leased mineral rights are capitalized. Leased Mineral rights are amortized as depletion expense using the units-of-production method. Only proven and probable reserves are included in the depletion base. Depletion expense is included in depreciation, depletion and amortization on the accompanying Consolidated Financial statements.

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

Interest and Finance Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, amortization of the Beneficial Conversion Feature, costs related to share settled debt and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by interest rate swaps or other derivative instruments. We use interest rate swaps to economically hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives

At the end of each quarter, the fair values of our interest rate swaps are valued to market. Changes in the fair value between quarters are recognized in the statements of operations and comprehensive loss.

During 2013, we entered into several settlement agreements with various vendors and convertible notes containing true-up clauses, or security price guarantees and as a result we recorded derivative liabilities for those transactions.

Foreign Exchange Rates

Foreign exchange rate fluctuations, particularly between the Euro and the U.S. dollar, have had a minimal impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk. See “Item 11.-Quantitative and Qualitative Disclosures about Market Risk-Foreign Exchange Rate Exposure”.

Critical Accounting Policies

NewLead’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires NewLead Holdings Ltd. to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. The following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, please refer to Note 3 of our consolidated financial statements included herein.

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

Exploration-Stage Company

Our mining segment is considered an exploration stage company under SEC criteria because it has not demonstrated the existence of proven or probable reserves at any of the properties. Accordingly, as required by the SEC guidelines and U.S. GAAP for companies in the exploratory stage, substantially all of its investment in mining properties subsequent to acquisition have been expensed and therefore do not appear as assets on our balance sheet. We therefore also expensed exploration and development expenditures in 2013 related to the properties. Certain expenditures, such as expenses for mining or other general purpose equipment, may be capitalized, subject to management evaluation of the possible impairment of the asset.

Vessels and Other Fixed Assets, net

Vessels are stated at cost, less accumulated depreciation and impairment losses. Cost consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Vessels acquired through an asset acquisition or through a business combination are stated at fair value. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Depreciation of a vessel is computed using the straight-line method over the estimated useful life of the vessel, after considering the estimated salvage value of the vessel. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of our vessels to be 25 years from the date of its initial delivery from the shipyard.

However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statements of operations and comprehensive loss.

Impairment of Long-lived Assets

Long-lived assets and certain identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the asset group are less than the carrying values of the asset group, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

Shipping Segment

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

The significant factors and assumptions we use in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions are based on a number factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience and (d) the likelihood of the sale of the asset group. Operating expense assumptions included an annual escalation factor. All estimates we use and assumptions made are in accordance with our historical experience. Fair value is determined using the valuation derived from market data.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record a material impairment charge in future periods. We performed an impairment assessment of the long-lived assets groups (i) during the years ended December 31, 2013, 2012, and 2011, when certain vessels were disposed of, and (ii) as of December 31, 2013, 2012 and 2011. For the year ended December 31, 2013, we did not record an impairment charge. For the year ended December 31, 2012, the Company recorded an impairment charge totaling $5.9 million in continuing operations on one of the two vessels that were held and used as of December 31, 2012. In addition, an impairment charge in continuing operations of $1.1 million was recorded on back log assets. For certain asset groups as of December 31, 2011, the future net undiscounted cash flows from the assets were less than the carrying values of the assets and, therefore, the carrying values were adjusted to fair value. For the year ended December 31, 2011, we recorded an impairment charge in the amount of $2.4 million on one of the two vessels that is classified as held and used and an impairment charge in the amount of $101.4 million on fifteen vessels that are classified as discontinued operations. In addition, an impairment charge in discontinued operations of $43.2 million was recorded on back log assets, and of $5.5 million was recorded on vessels under construction.

As per our impairment assessment, as of December 31, 2013 and 2012, the vessels’ undiscounted projected net operating cash flows were in excess of their carrying values by more than 55% and 60%, respectively.

Mining Segment

Long-lived assets, such as costs, owned and leased mineral rights and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset groups may not be recoverable. Recoverability of assets or asset groups to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed would separately be presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the consolidated balance sheets.

Asset Retirement Obligations

Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at our operations. Our asset retirement obligations consist principally of costs to reclaim acreage disturbed at surface operations, estimated costs to reclaim support acreage, treat mine water discharge and perform other related functions at underground mines. We record these reclamation obligations at fair value in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. When the liability is initially recorded at operations that are not currently being reclaimed, the offset is capitalized by increasing the carrying amount of the related long-lived asset.

Over time, the liability is accreted and any capitalized cost is depreciated over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded. We annually review its estimated future cash flows for its asset retirement obligations. When the liability is initially recorded at operations that are currently being reclaimed, the offset is recorded to cost of coal sales.

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

Trade Receivables, Net and Other Receivables

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and coal customers, net of allowance for doubtful accounts. Accounts receivable involve risk, including the credit risk of nonpayment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at December 31, 2013 and December 31, 2012 amounted to $2.42 million and $2.38 million, respectively, and relates to continuing and discontinued operations. Other receivables relate mainly to claims for hull and machinery and loss of hire insurers, guarantees, promissory notes receivable, as well as to amounts to be received from Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the settlement of outstanding liabilities relating to the four dry bulk vessels (sale and leaseback), as part of an agreement entered into with Lemissoler on November 28, 2012.

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

Profit Sharing, represents our portion of the excess of the actual net daily charter rate earned by our charterers from the employment of our vessels over a predetermined base charter rate, as agreed between us and our charterers. Such profit sharing is recognized in revenue when mutually settled.

For its mining operations, the Company earns revenues primarily through the sale of coal. The Company recognizes revenue using the following general revenue recognition criteria: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price to the buyer is fixed or determinable; and 4) collectability is reasonably assured.

Delivery on Company’s coal sales is determined to be complete for revenue recognition purposes when title and risk of loss has passed to the customer in accordance with stated contractual terms and there are no other future obligations related to the shipment. For domestic shipments, title and risk of loss generally passes as the coal is loaded into transport carriers for delivery to the customer. For international shipments, title generally passes at the time coal is loaded onto the shipping vessel. Revenue from coal washing is recognized upon completion of the service.

Results of Continuing Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. See Note 26, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Year Ended December 31, 2013 and Year Ended December 31, 2012

The following table presents the results of operations of the Company for the years ended December 31, 2013 and December 31, 2012 (amounts in thousands).

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Shipping related	$7,140	$8,928
Coal related	203	-
OPERATING REVENUES	7,343	8,928
EXPENSES:
Commissions	(80)	(107)
Voyage expenses	(1,006)	(158)
Vessel operating expenses	(4,598)	(3,266)
Costs of coal sales	(75)	-
Selling, general and administrative expenses	(81,893)	(8,249)
Depreciation, depletion and amortization expenses	(2,860)	(6,564)
Impairment losses	-	(7,054)
	(90,512)	(25,398)
Operating loss from continuing operations	(83,169)	(16,470)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(62,670)	(86,549)
Loss on extinguishment of convertible notes	-	(293,109)
Change in fair value of derivatives	(220)	-
Other income / (expense), net	47	(3,528)
Total other expenses, net	(62,843)	(383,186)
Loss before equity in net earnings in Joint Ventures	(146,012)	(399,656)
Loss from investments in Joint Ventures	(790)	(2,469)
Loss from continuing operations	(146,802)	(402,125)
Loss from discontinued operations	(11,422)	(1,800)
Net loss	(158,224)	(403,925)
Less: Net (gain) / loss attributable to the noncontrolling interest	(8)	1,363
Net loss attributable to NewLead Holdings’ Shareholders	$(158,232)	$(402,562)

Revenues

For the year ended December 31, 2013, operating revenues from vessels were $6.5 million, compared to $8.4 million for the year ended December 31, 2012. In addition, for the year ended December 31, 2013, operating revenues from management of vessels were $0.6 million, compared to $0.5 million for the year ended December 31, 2012. The decrease in revenue from vessels was attributable primarily to the reduction in the market charter rates of our two owned vessels. For the years ended December 31, 2013 and 2012, our time charter equivalent (TCE) rates were $7,245 per day and $11,649 per day, respectively, reflecting the reduction in charter rates.

Fleet utilization for the years ended December 31, 2013 and 2012 was 96.9% and 99.6%, respectively. Fleet utilization for the year 2013 reflected 14.15 unforeseen off-hire days as well as 8.17 unemployment days. During the years ended December 31, 2013 and 2012, all vessels in our fleet were fixed on time charters.

Commissions

Chartering commissions were $0.08 million and $0.11 million for the years ended December 31, 2013 and 2012, respectively, reflecting the reduction of our charter rates.

Voyage Expenses

Voyage expenses were $1.0 million during the year ended December 31, 2013, compared to $0.2 million during the year ended December 31, 2012. This $0.8 million increase was mainly related to ad hoc bunkering expenses that were incurred during 2013 in comparison to 2012.

Vessel Operating Expenses

Vessel operating expenses were $4.6 million during the year ended December 31, 2013, compared to $3.3 million during the year ended December 31, 2012. The $1.3 million increase was attributable primarily to $0.8 million of repairs and maintenance on M/V Victoria, $0.4 increase in claims and related expenses and $0.1 million of other various operating expenses.

Selling, general and Administrative Expenses

General and administrative expenses were $81.9 million during the year ended December 31, 2013, compared to $8.2 million during the year ended December 31, 2012. The $73.7 million increase related mainly to a $22.8 million increase in compensation cost, of which $12.7 million was related to the cost for the severance bonuses granted to our former chairman and to our former Chief Operating Officer after their resignations. The remaining amount in compensation cost refers to bonuses to officers, directors, employees and consultants as well as to the salary expenses of Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, according to his employment agreement, whose annual salary was paid in shares. The increase was also attributable to an increase in various consultation fees of $18.6 million in relation to our efforts to implement our business plan, a major part of which is our vertical integration strategy, in fees related to the acquisition of Five Mile and Tennessee Property of $26.8 million, in audit and various filling expenses of $1.5 million and in other various general and administration expenses of $4.0 million.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization was $2.9 million during the year ended December 31, 2013, compared to $6.6 million during the year ended December 31, 2012, reflecting the decreased depreciation and amortization of our vessels, due to the impairments recognized in the book value and backlog asset for the Newlead Markela. This decrease was partially offset by the higher amortization due to dry-docking repairs performed on the Newlead Victoria during 2012.

Impairment Loss

In light of recent market conditions, as well as company-specific conditions that existed in 2013 and 2012, we evaluated the carrying amounts of our long-lived assets during and at the end of each of those periods. We recognized an impairment loss of $0 and $7.1 million on our long-lived assets (vessels and intangibles) in the years ended December 31, 2013 and 2012, respectively.

Interest and Finance Expense / Interest Income

	Year Ended	Year Ended
	December 31,	December 31,
	2013	2012
Interest expense excluding change in fair value of interest rate swaps	$7.3	$8.7
Hanover Holdings I LLC commission	32.0	-
Settlement Shares (Gain) /Loss	(0.1)	-
Other finance expenses	23.6	6.9
	62.8	15.6
Amortization of the beneficial conversion feature	0.3	71.6
Change in fair value of interest rate swaps	(0.4)	(0.7)
	(0.1)	70.9
Interest and finance expense	$62.7	$86.5

Interest and finance expense was $62.7 million for the year ended December 31, 2013, compared to $86.5 million for the year ended December 31, 2012. The expense for 2013 included a $0.3 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% Notes, 15% senior convertible promissory note to Good Faith Credit LLC and amortization of Dominion Capital LLC warrants attached to convertible debenture. In addition, interest and finance expense included a $0.4 million gain resulting from the change in the fair value of our interest rate swaps, other finance costs of $23.6 million for the facilitation of asset acquisitions and interest and finance expenses of $7.3 million, reflecting the indebtedness of 2013. In addition, according to the Hanover agreement, an expense of $32.0 million was recorded, which reflects the grossed-up amounts required to be paid. Finally, as a result of the shares settled liabilities, a gain of $0.1 million was recognized. The expense for 2012 included a $71.6 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% Notes. Excluding the amortization of the beneficial conversion feature and a $0.7 million gain resulting from the change in the fair value of our interest rate swaps, interest and finance expenses were $15.6 million, reflecting $152.3 million of indebtedness as of December 31, 2012 (net of the $0.048 million of unamortized beneficial conversion feature treated as a debt discount to the 7% Notes).

Loss on extinguishment of convertible notes

In connection with the restructuring of the Company’s debt, on July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 0.59 million common shares of the Company. As a result, we recorded an aggregate loss of $293.1 million, which is related to the non-cash loss from the settlement with common shares of the 7% Notes to Focus Maritime Corp.

Other income / (expense), net

Other income was $0.04 million for the year ended December 31, 2013 compared to an expense of $3.5 million for the year ended December 31, 2012. The expense for the year ended December 31, 2012 was mainly attributable to restructuring expenses, as a result of our decision to enter into restructuring discussions with each of our lenders, due to the economic conditions and operational difficulties that we experienced.

Loss from discontinued operations

Loss from discontinued operations was $11.4 million for the year ended December 31, 2013, compared to a loss of $1.8 million for the year ended December 31, 2012. The increase was attributable to a decrease in gain on sale of vessels of $49.3 million and a decrease in loss from operational activities of $13.0 million in the year ended December 31, 2013, which was partially offset by a decrease in interest and finance expenses, net of $7.2 million, a decrease of $44.5 million in depreciation and amortization expenses of $1.0 million and a decrease in non-cash loss from the settlement with common shares to Prime of the outstanding liability to Lemissoler in 2012 in comparison to settlement with common shares the Piraeus bank outstanding loan liability in 2013.

Net Loss Attributable to NewLead Holdings’ Shareholders

Loss from investments in Joint Ventures was $0.8 million for the year ended December 31, 2013, compared to $2.5 million during the same period in 2012. During 2013, in respect of our investment in NewLead JMEG LLC, we performed an impairment of $1.0 million, which is included in Loss from investments in Joint Ventures. The loss in 2012 was due to marketing and administrative services start up fees and other general and administrative expenses.

Loss from continuing operations was $146.8 million and $402.1 million for the years ended December 31, 2013 and 2012, respectively.

Net loss for the years ended December 31, 2013 and 2012 was $158.2 million and $403.9 million, respectively. These losses included loss from discontinued operations of $11.4 million and $1.8 million in the years ended December 31, 2013 and 2012, respectively, which were related primarily to our restructuring process and resulted in the sale of certain dry bulk and all of the tanker vessels of the Company.

Net gain attributable to the noncontrolling interest was $0.008 million compared to net loss $1.4 million during the same period in 2012.

Net loss attributable to NewLead Holdings’ shareholders for the year ended December 31, 2013 was $158.2 million compared to a loss of $402.6 million for the year ended December 31, 2012.

Year Ended December 31, 2012 and Year Ended December 31, 2011

The following table presents the results of operations of the Company for the years ended December 31, 2012 and December 31, 2011 (amounts in thousands).

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
OPERATING REVENUES	$8,928	$12,220
EXPENSES:
Commissions	(107)	(150)
Voyage expenses	(158)	(146)
Vessel operating expenses	(3,266)	(2,928)
General and administrative expenses	(8,249)	(16,521)
Depreciation and amortization expenses	(6,564)	(8,180)
Impairment losses	(7,054)	(83,950)
	(25,398)	(111,875)
Operating loss from continuing operations	(16,470)	(99,655)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(86,549)	(22,672)
Loss on extinguishment of convertible notes	(293,109)	-
Interest income	-	68
Other expense, net	(3,528)	(1,457)
Total other expenses, net	(383,186)	(24,061)
Loss before equity in net earnings in Joint Ventures	(399,656)	(123,716)
Loss from investments in Joint Ventures	(2,469)	-
Loss from continuing operations	(402,125)	(123,716)
Loss from discontinued operations	(1,800)	(166,679)
Net loss	(403,925)	(290,395)
Less: Net loss attributable to the noncontrolling interest	1,363	-
Net loss attributable to NewLead Holdings’ Shareholders	$(402,562)	$(290,395)

Revenues

For the year ended December 31, 2012, operating revenues from vessels were $8.4 million, compared to $12.2 million for the year ended December 31, 2011. In addition, for the year ended December 31, 2012, operating revenues from management of vessels were $0.5 million, compared to $0 for the year ended December 31, 2011. The decrease in revenue was attributable primarily to the reduction in the market charter rates of our two owned vessels. For the years ended December 31, 2012 and 2011, our time charter equivalent (TCE) rates were $11,649 per day and $16,913 per day, respectively, reflecting the reduction in charter rates.

Fleet utilization for the years ended December 31, 2012 and 2011 was 99.6% and 100.0%, respectively. Fleet utilization for the year 2012 reflected 3.1 unforeseen off-hire days. During the years ended December 31, 2012 and 2011, all vessels in our fleet were fixed on time charters.

Commissions

Chartering commissions were $0.11 million and $0.15 million for the years ended December 31, 2012 and 2011, respectively, reflecting the reduction of our charter rates.

Voyage Expenses

Voyage expenses were $0.16 million during the year ended December 31, 2012, compared to $0.15 million during the year ended December 31, 2011. Both amounts are attributable to ad-hoc port and other voyage expenses.

Vessel Operating Expenses

Vessel operating expenses were $3.3 million during the year ended December 31, 2012, compared to $2.9 million during the year ended December 31, 2011. This difference primarily reflected $0.6 million less gain attributable to claims. Excluding the amount attributable to claims, vessel operating expenses decreased by $0.2 million, reflecting more efficient ship management. As a consequence, our total direct daily vessel operating expenses increased to $4,520 in 2012 from $3,460 in 2011, mainly reflecting the claims received during 2011.

General and Administrative Expenses

General and administrative expenses were $8.2 million during the year ended December 31, 2012, compared to $16.5 million during the year ended December 31, 2011. The decrease is mainly attributable to a decrease in salaries and other general and administration expenses by approximately 60% as a result of our restructuring efforts and costs minimization. This decrease was partly offset by a $0.8 million increase in share based compensation costs.

Depreciation and Amortization

Depreciation and amortization was $6.6 million during the year ended December 31, 2012, compared to $8.2 million during the year ended December 31, 2011, reflecting the decreased depreciation and amortization of our vessels, due to the impairments recognized in the book value and backlog asset for the Newlead Markela. This decrease was partially offset by the higher amortization due to dry-docking repairs performed on the Newlead Victoria during 2012.

Impairment Loss

In light of recent market conditions as well as company-specific conditions that existed in 2012 and 2011, we evaluated the carrying amounts of our long-lived assets during and at the end of each of those periods. We recognized an impairment loss of $7.1 and $2.4 million on our long-lived assets (vessels and intangibles) in the years ended December 31, 2012 and 2011, respectively.

Moreover, we evaluated the recoverability of goodwill in our reporting units and recognized an impairment loss of $81.6 million for the year ended December 31, 2011, fully writing-off goodwill.

Interest and Finance Expense / Interest Income (amounts in millions)

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
Interest expense excluding change in fair value of interest rate swaps	$8.7	$12.1
Other finance expenses	6.9	3.0
	15.6	15.1
Amortization of the beneficial conversion feature	71.6	8.2
Change in fair value of interest rate swaps	(0.7)	0.6
	70.9	7.6
Interest and finance expense	$86.5	$22.7

Interest and finance expense was $86.5 million for the year ended December 31, 2012, compared to $22.7 million for the year ended December 31, 2011. The expense for 2012 included a $71.6 million non-cash charge from the amortization of the Beneficial Conversion Feature embedded in the 7% Notes. Excluding the amortization of the Beneficial Conversion Feature and a $0.7 million gain resulting from the change in the fair value of our interest rate swaps, interest and finance expenses were $15.6 million, reflecting $152.3 million of indebtedness as of December 31, 2012 (net of the $0.048 million of unamortized Beneficial Conversion Feature treated as a debt discount to the 7% Notes). The expense for 2011 included a $8.2 million non-cash charge from the amortization of the Beneficial Conversion Feature embedded in the 7% Notes. Excluding the amortization of the Beneficial Conversion Feature and a $0.6 million gain resulting from the change in the fair value of our interest rate swaps, interest and finance expenses were $15.1 million, reflecting the portion of the indebtedness from continuing operations during the year ended December 31, 2011. Furthermore, during the year ended December 31, 2011, we received interest income of $0.1 million.

Loss on extinguishment of convertible notes

In connection with the restructuring of the Company’s debt, on July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 0.59 million common shares of the Company. As a result, we recorded an aggregate loss of $293.1 million, which is related to the non-cash loss from the settlement with common shares of the 7% Notes to Focus.

Other expense, net

Other expense, net was $3.5 million during the year ended December 31, 2012, compared to $1.5 million during the year ended December 31, 2011. Both amounts are mainly attributable to restructuring expenses, as a result of our decision to enter into restructuring discussions with each of our lenders, due to the economic conditions and operational difficulties experienced by the Company.

Loss from discontinued operations

Loss from discontinued operations was $1.8 million for the year ended December 31, 2012, compared to a loss of $166.7 million for the year ended December 31, 2011. The decrease was attributable to $150.2 million in impairment losses recognized in the year ended December 31, 2011, a decrease in interest and finance expenses, net of $23.0 million, a decrease in depreciation and amortization expenses of $35.8 million, and a decrease in gain on sale of vessels of $35.9 million. These amounts were partially offset by a non-cash loss from the settlement with common shares to Prime of the outstanding liability to Lemissoler of $50.6 million and a decrease in income from operational activities of $29.4 million in the year ended December 31, 2012.

Net Loss Attributable to NewLead Holdings’ Shareholders

Loss from investments in Joint Ventures was $2.5 million for the year ended December 31, 2012, compared to nil during the same period in 2011. The loss was due to marketing and administrative services, start up fees and other general and administrative expenses.

Loss from continuing operations was $402.1 million and $123.7 million for the years ended December 31, 2012 and 2011, respectively.

Net loss for the years ended December 31, 2012 and 2011 was $403.9 million and $290.4 million, respectively. These losses included loss from discontinued operations of $1.8 million and $166.7 million in the years ended December 31, 2012 and 2011, respectively, which were related primarily to our restructuring process and resulted in the sale of certain dry bulk and all of the tanker vessels of the Company.

Net loss attributable to the noncontrolling interest was $1.4 million compared to nil during the same period in 2011.

Net loss attributable to NewLead Holdings’ shareholders for the year ended December 31, 2012 was $402.6 million compared to a loss of $290.4 million for the year ended December 31, 2011.

B. Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) payments of interest and other debt-related expenses and the repayment of principal; (iii) maintenance of minimum liquidity requirements under our credit facility agreements; (iv) payments for dry-docking and special survey costs; (v) lease payments in relation to mines; (vi) payments for purchase of coal; and (vii) maintenance of cash reserves to provide for contingencies.

As of December 31, 2013, our currents assets amounted to $12.4 million, while current liabilities amounted to $291.7 million, resulting in a negative working capital position of $279.3 million. Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern.

Further, our current limited coal operations include: (i) the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky, with approximately 4,795 mineral acres, which rights were acquired in September 2013; (ii) a coal wash plant in located in Pike County, Kentucky, which was acquired in December 2013; and (iii) three executive employees with extensive mining expertise that manage and supervise the Company’s mining operations. In addition, in January 2014, we were granted access to develop and mine at the Five Mile Mine located in Breathitt County, Kentucky, which represents approximately 7,695 mineral acres. We previously entered into an agreement to acquire title to the Five Mile Mine in 2012 which was under default during 2013, however it entered to Hanover Holdings I LLC agreement (“Hanover agreements”), (see also Item 5. Operating and Financial Review and Prospects-Recent Developments-Accounts Payable Settlement (December 6, 2013) and the repayment schedule recommenced and we anticipate that we will close that acquisition and acquire title to the Five Mile Mine by the end of 2014. The total liability of the promissory notes issued in connection with the acquisition of the Five Mile Mine anticipated to be completed by the end of 2014, are covered under the agreements entered into with Hanover, which agreement was fully described in “Item 5. Operating and Financial Review and Prospects - Recent Developments - Accounts Payable Settlement (December 6, 2013).

We are also currently in advanced negotiations to acquire approximately 1,900 mineral acres in Cumberland County, Kentucky, which is known as the Marrowbone Mine. The letter of intent relating to the acquisition of the Marrowbone Mine had an exclusivity period that ran through March 31, 2014, although management continues to negotiate for the acquisition of the Marrowbone Mine. We have not yet finalized the negotiations regarding the acquisition of the Marrowbone Mine and, as a result, these transactions have not yet closed and there can be no assurance that such transactions will be completed. In addition to the properties that we have acquired in Kentucky, we are in discussions for the acquisition of additional coal properties located in the United States, although such discussions have not resulted in the execution of any documentation with respect to any acquisitions.

In 2013 we completed the negotiations with our lenders under the Financing Documents regarding the terms of the Restructuring Proposal presented on November 8, 2011 and finalized the satisfaction and release of our obligations under certain of its debt agreements and the amendment of the terms of certain other debt agreements. As part of the restructuring efforts, we have sold vessels as part of the arrangements with our lenders to reduce and discharge our obligations. During 2011 and 2012, we sold, disposed of or handed control over to its lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring plan. To the extent that we have sold vessels, the sale proceeds have been used to repay the related debt. Refer to “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources” for a discussion of our debt restructuring.

As of December 31, 2013, our liquidity reflected $2.3 million of total cash, compared with $1.1 million in total cash as of December 31, 2012. The increase was mainly attributable to a $8.2 million decrease from operating activities which was offset by $2.9 million cash provided by financing activities. Total debt on our balance sheet as of December 31, 2013 and December 31, 2012 was $234.6 million and $152.3 million, respectively, representing an $82.2 million increase. The increase was attributable to the issuance of notes in an amount of $28.1 million and an increase in our total long-term debt by $54.1 million.

The following table below summarizes our cash flows for each of the years ended December 31, 2013, 2012 and 2011(amounts in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Net cash used in operating activities	$(2,871)	$(11,084)	$(3,089)
Net cash (used in)/ provided by investing activities	(1,671)	81,836	(69,612)
Net cash provided by/ (used in) financing activities	5,770	(74,828)	10,289
Net increase /(decrease) decrease in cash and cash equivalents	1,228	(4,076)	(62,412)
Cash and cash equivalents beginning of year	1,043	5,119	67,531
Cash and cash equivalents end ofyear	$2,271	$1,043	$5,119

Cash Flows

Net cash used in operating activities

Net cash used in operating activities was $2.9 million for the year ended December 31, 2013, compared to net cash used in operating activities of $11.1 million for the year ended December 31, 2012. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels, unrealized gains and losses on derivatives.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $120.1 million increase for the year ended December 31, 2013, which consisted mainly of the following adjustments: $2.9 million of depreciation and amortization charges; $0.3 million from the amortization of the BCF of the notes; $7.1 million and $25.2 million, respectively, relating to warrant and share-based compensation expenses; $0.5 million of amortization and write-off of deferred finance costs; a $0.8 million of loss from investment activities in Joint Ventures; and a loss of $83.8 million from issuances of common shares to settle certain of our liabilities. These adjustments were partially offset by a $0.3 million gain from the valuation of derivatives; and a $0.2 million gain from discounts from suppliers.

Furthermore, the cash outflow from operations of $2.9 million for the year ended December 31, 2013 resulted mainly from: a $0.4 million payment for dry-docking and special survey costs; a $0.2 million decrease in trade receivables; a $0.2 million increase in inventories; a $0.2 million increase in prepaid expenses; a $0.1 million increase due from Joint Ventures and a $1.8 million decrease in other receivables. This was partially offset by a $4.7 million increase in accrued liabilities; a $29.1 million increase in accounts payable; a $0.6 million increase in due from related parties and a $0.2 million decrease in deferred income.

Net cash used in operating activities was $11.1 million for the year ended December 31, 2012, compared to net cash used in operating activities of $3.1 million for the year ended December 31, 2011. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels, unrealized gains and losses on derivatives.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $390.3 million increase for the year ended December 31, 2012, which consisted mainly of the following adjustments: $7.1 million of impairment losses; $6.0 million of depreciation and amortization charges; $71.6 million from the amortization of the BCF of the 7% Notes; $1.6 million from the amortization of the backlog asset; $1.0 million and $2.4 million, respectively, relating to warrant and share-based compensation expenses; $5.7 million of amortization and write-off of deferred finance costs; $0.6 million provision for doubtful receivables; $2.5 million losses from investment activities in Joint Ventures; and a loss of $343.0 million from issuances of common shares to settle certain of our liabilities. These adjustments were partially offset by a $0.6 million gain from the valuation of derivatives; a $16.3 million of gain on vessel sales; $33.0 million of non-cash gains on disposal of vessels and release of debt; and a $1.3 million gain from discounts from suppliers.

Furthermore, the cash outflow from operations of $11.1 million for the year ended December 31, 2012 resulted mainly from: a $1.0 million payment for dry-docking and special survey costs; a $8.1 million decrease in trade receivables; a $1.4 million decrease in inventories; a $1.2 million decrease in prepaid expenses; and a $1.6 million increase in other receivables. This was partially offset by a $0.1 million decrease in accrued liabilities; a $2.9 million decrease in accounts payable; a $0.3 million increase in amounts due to related parties; and a $2.9 million decrease in deferred income.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $282.6 million increase for the year ended December 31, 2011 which consisted mainly of the following adjustments: $234.1 million of impairment losses; $36.9 million of depreciation and amortization charges; $8.2 million from the amortization of the BCF of the 7% Notes; $8.1 million from the amortization of the backlog asset/deferred charter revenue; $1.6 million relating to share-based compensation; $7.9 million of amortization and write-off of deferred finance fees; and a $0.2 million provision for doubtful receivables. These adjustments were partially offset by a $1.1 million gain from the valuation of derivatives and a gain on vessels sales of $13.4 million.

Furthermore, the cash outflow from operations of $3.1 million for the year ended December 31, 2011 resulted mainly from: a $11.6 million increase in accrued liabilities; a $5.3 million increase in accounts payable; and a $1.3 million decrease in inventories. This was partially offset by: a $6.7 million payment for dry-docking and special survey costs; a $6.8 million increase in trade receivables; and a $1.2 million increase in other receivables.

Net cash (used in) / provided by investing activities

For the year ended December 31, 2013, our net cash used in investing activities was $1.7 million. This cash outflow resulted mainly from the payments for vessel acquisitions of $0.4 million, $0.1 million for coal acquisition and $1.2 million assets acquisition in relation to coal.

For the year ended December 31, 2012, our net cash provided by investing activities was $81.8 million. This cash inflow resulted mainly from the proceeds from the sale of vessels and assets held for sale of $85.2 million, which was partially offset by a $0.2 million payment for vessels under construction; and $0.7 million of cash surrendered through foreclosure of the shares held by us in our subsidiaries and $2.5 million from Joint Venture capital contributions.

For the year ended December 31, 2011, our net cash used in investing activities was $69.6 million. This cash outflow resulted from advances for vessels under construction of $89.4 million, as well as vessel acquisitions of $23.9 million and $0.2 million for other fixed asset acquisitions, which was partially offset by the proceeds from vessel disposals of $32.8 million, the restricted cash of $6.0 million related to a letter of guarantee issued in connection with an installment payment in respect of the Newlead Prosperity acquisition and $5.0 million in respect of the delivery installment of Newlead Gujarat.

Net cash provided by / (used in) financing activities

For the year ended December 31, 2013, our net cash provided by financing activities was $5.8 million compared to our net cash used in financing activities for the year ended December 31, 2012 of $74.8 million. The net cash inflow in 2013 resulted from the $1.4 million principal repayments of our debt, the proceeds of $5.9 million from long term debt, notes and warrants and the $1.3 million decrease in restricted cash following the sale of two vessels, Hiona and Hiotissa, which have been used to settle outstanding loan liabilities with Piraeus Bank.

For the year ended December 31, 2012, our net cash used in financing activities was $74.8 million compared to our net cash provided by financing activities for the year ended December 31, 2011 of $10.3 million. The net cash outflow in 2012 resulted from the $76.2 million principal repayments of our debt, the drawdown of a new $3.0 million credit facility related to our coal business, the payments of deferred charges of $0.5 million and the $1.1 million increase in restricted cash following the sale of two vessels, Hiona and Hiotissa, which have been used to settle outstanding loan liabilities with Piraeus Bank.

The net cash inflow in 2011 resulted from the $43.6 million net principal repayments of our debt, the capital lease payments of $4.0 million and the payments of deferred charges of $0.7 million, which was partially offset by the $26.6 million proceeds from the sale and leaseback transaction and the $32.0 million in restricted cash that was used to pay down debt (resulting mainly from the proceeds of the sale of the five non-core vessels occurred in 2010).

Indebtedness

Certain of our debt arrangements contain covenants that require us to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets, a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio. Certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the total outstanding indebtedness.

Due to the previously disclosed economic conditions and operational difficulties of the Company during 2011, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% senior unsecured convertible notes (the “7% Notes”) and the counterparties to our capital leases (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, we appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of an overall restructuring proposal with respect to the Financing Documents. On November 8, 2011, we and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The aim of the restructuring was to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis. We have completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation (all references to the Lemissoler Maritime Company W.L.L. Capital Lease Obligation refer to the agreement entered into with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, the four affiliate companies of Lemissoler Maritime Company W.L.L., in November 2010, for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi) and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, final payment of outstanding fees. However, due to the recent economic conditions of the country of Cyprus and the acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank A.E. (“Piraeus Bank”), our restructuring efforts with Piraeus Bank (CPB loan) has experienced difficulties and, as a result, has been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. We remain in restructuring negotiations with Piraeus Bank (CPB loan) outside of the Restructuring Proposal. In addition, while we have completed our restructuring efforts with the lenders under the Syndicate Facility Agreement, we continue to have an outstanding liability of $0.1 million under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

During 2011 and 2012 we sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring. To the extent that we have sold vessels, the sale proceeds have been used to repay the related debt.

Since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we are in default under our credit agreements with Piraeus Bank (CPB loan), Portigon AG and Mojave Finance Inc. Credit Facility and the 4.5% Note, and the 7% Notes. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. Refer to “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources” for a discussion of the various Financing Documents and outstanding debt.

As of May 8, 2014 our total indebtedness (excluding the share settled debt and redeemable preference shares with Ironridge Global IV, Ltd ) was approximately $159.9 million, excluding the BCF of the 7% Notes:

• $32.5 million relating to the Piraeus Bank (CPB loan) Credit Facility

• $24.6 million relating to the Portigon AG Credit Facility

• $3.0 million relating to the Mojave Finance Inc. Credit Facility

• $62.5 million relating to the 4.5% Note

• $0.1 million of 7% Notes outstanding held by Investment Bank of Greece

• $8.4 million relating to Pallas Highwall Mining, LLC Note

• $4.5 million relating to Pallas Holdings, LLC Note

• $1.0 million relating to the Dominion Note

• $20.0 million relating to the NM&D, Ray Capital and Tiger Note

• $3.3 million relating to other financial institutions

Several promissory notes that existed during 2013 (a $2.0 million note issued to Williams Industry; a $7.5 million note issued to Kentucky Fuel Corporation; a $1.5 million note issued to RJLT Investments Ltd.; and a $6 million note issued to Pallas Holdings), were included in the Hanover agreement and pursuant to such agreement are being paid by Hanover Holdings I LLC. The total liability to Hanover Holdings I LLC, pursuant to such agreement is being paid through the issuance of common shares.

While we continue to use our best efforts to complete our restructuring with Piraeus Bank (CPB loan), there can be no assurance that a successful resolution can be reached with Piraeus Bank (CPB loan). Further, there is no assurance that the Company will obtain releases or waivers from defaults under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations.

Credit Facilities

The following is a discussion of our debt agreements that are in existence or were in existence during fiscal 2013 and 2012.

Syndicate Facility Agreement

As part of our 2009 recapitalization, our existing syndicate of lenders entered into a $221.4 million facility agreement, referred to herein as the “Syndicate Facility Agreement”, by and among us and the banks identified therein in order to refinance our existing revolving credit facility.

On December 21, 2011, with the consent of the lenders under the Syndicate Facility Agreement, we agreed for the sale of the four LR1 vessels related to this facility, and the lenders agreed with us to accept the gross sale proceeds in full and final satisfaction of all liabilities owed to the syndicate under the governing loan agreement. Following this agreement, $64.5 million, which constituted the proceeds of the sales of the Newlead Avra and the Newlead Fortune (sold in December 2011) and $80.2 million, which constituted the proceeds of the sales of the Newlead Compass and the Newlead Compassion (sold in January 2012), were applied against the loan. As a result of the sale of the four vessels our overall indebtedness was decreased by an aggregate amount of approximately $147.9 million. As of December 31, 2013 and 2012, the outstanding balance due to the syndicate lenders was $0.1 million related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.(formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”)) Credit Facility

On December 10, 2010, we entered into a Loan Agreement with Piraeus Bank (CPB loan) for a reducing revolving credit facility of up to $62.0 million, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, and to finance working and investment capital needs. The provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the related vessels. Borrowings under this loan facility bear an approximate effective interest rate, including the margin, of 6.32% as of December 31, 2013.

On April 5, 2012, with the consent of Piraeus Bank (CPB loan), we entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for proceeds of approximately $9.4 million. The proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico in a total aggregate amount of $6.7 million, (b) interest payable and (c) the payment of outstanding trade and vendor payments. As a result of such sale, our overall indebtedness was decreased by an aggregate amount of $6.7 million. As of December 31, 2013 and 2012, the Company has defaulted on interest payments under the loan agreement. Since June 2013 and as of December 31, 2013, the outstanding balance on such loan facility of $32.5 million is fully payable.

Portigon AG (formerly, West LB Bank) Credit Facility

On April 1, 2010, we assumed a Loan Agreement with Portigon AG relating to a term loan facility of up to $27.5 million in relation to the Newlead Victoria (ex. Grand Victoria). The loan was initially payable in 20 quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million due on the last payment date. However, as of March 28, 2013, pursuant to an amended agreement, the outstanding balance will be payable according to a revised schedule (as described below). Borrowings under this loan facility bear an effective interest rate, including the margin, of approximately 3.40%, as of December 31, 2013. The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%.

The vessel’s excess cash must be applied towards the prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: (i) if we are in compliance with the value to loan ratio, 50% of the excess cash must be applied towards the prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. As of December 31, 2013 we were not in compliance with this ratio. The loan facility includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter (as of December 31, 2013, we were in breach of this covenant); (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2013, we were in breach of this covenant); (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2013, we were in breach of this covenant); and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter (as of December 31, 2013, we were in breach of this covenant). As of December 31, 2013, we have defaulted on principal and interest payments.

On March 28, 2013, we agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility, which include, among others, that: (a) the outstanding balance of $25.3 million is to be payable in 3 quarterly installments of $0.3 million, followed by 5 quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million, followed by a balloon payment of $15.35 million due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment, shall be repaid on January 31, 2019), (b) we are waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which the bank is satisfied that the security cover ratio is not less than 100 % and (ii) December 31, 2013 (inclusive), and (c) we were waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive). In addition, we will pay to Portigon a non-refundable restructuring fee of $0.25 million on or before September 30, 2013.

Furthermore, it was agreed that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owed under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt for an amount which will not exceed in aggregate $0.5 million. Moreover, the vessel’s excess cash must be applied towards the prepayment of the balloon installment, in accordance with the following, all as described in the amended loan facility: (i) if we are in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. As of December 31, 2013, we were in breach of these covenants. As of May 8, 2014, the outstanding balance was $24.6 million.

Piraeus Bank Credit Facilities

On April 1, 2010, we assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21.0 million relating to the Grand Ocean. On December 29, 2011, with the consent of Piraeus Bank A.E. (“Piraeus Bank”), we entered into an agreement for the sale of the Grand Ocean and that vessel was delivered to the buyer on January 11, 2012 for proceeds of approximately $8.2 million. Piraeus Bank applied the proceeds of such sale towards (a) the prepayment of $6.5 million of the total outstanding amounts due under the loan agreement for the Grand Ocean (b) interest payable and (c) the payment of outstanding trade and vendor payments. In addition, a repayment of $0.5 million was effected on June 21, 2012. As of December 31, 2012, the outstanding balance was $10.8 million.

On April 1, 2010, we also assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, as supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76.0 million in relation to the Hiona and the Hiotissa. On June 20, 2012, we entered into an agreement with Piraeus Bank, as amended on April 10, 2013, to proceed with the sale of two tanker vessels, Hiona and Hiotissa, for an aggregate amount of approximately $57.0 million, and to convert the remaining outstanding debt of Hiona, Hiotissa and Grand Ocean, subject to the satisfaction of certain conditions precedent by the Company, into common shares of the Company. The Hiona and Hiotissa were sold during July 2012 and the proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the two vessels, in an aggregate amount of approximately $51.1 million, (b) interest payable and (c) the payment of outstanding trade and vendor payments. In addition, a repayment of $0.3 million was effected on November 2, 2012. As of December 31, 2012, the outstanding balance under the loan agreements with Piraeus Bank was $7.2 million. On April 11, 2013, 46.3 million common shares of the Company were issued to Piraeus Bank, which were vested immediately upon issuance. Pursuant to a Registration Rights Agreement entered into connection with the agreement, Piraeus Bank may demand that we file a registration statement with respect to the shares, request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that the common shares be covered by a registration statement that the we are otherwise filing (i.e., piggy-back registration). As of result of these transactions, our overall indebtedness was decreased by an aggregate amount of $75.6 million and on April 25, 2013, the Company was fully discharged and released from any and all obligations to Piraeus Bank under the credit facilities. As of December 31, 2013, there was no outstanding balance.

Kamsarmax Syndicate Facility Agreements

On April 15, 2010, we assumed two facility agreements (a senior loan agreement and a junior loan agreement) (collectively the “Kamsarmax Syndicate Facility Agreements”) in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”), the Newlead Tomi and the Newlead Gujarat. The senior facility agreement which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, was for $66.7 million and the junior facility agreement, which was entered into with Bank of Scotland and BTMU Capital Corporation, was for $13.3 million.

On February 24, 2012, the Bank of Scotland issued notices of enforcement and notices of default and acceleration in relation to the Kamsarmax Syndicate Facility Agreements between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62.7 million and $13.9 million under the Kamsarmax Syndicate Facility Agreements and sought a declaration, that, among other things, the Bank of Scotland was entitled to make a demand against us in respect of sums owing under the Kamsarmax Syndicate Facility Agreements. Ayasha and Bethune were the shipowning companies of the motor vessels Newlead Tomi and Newlead Gujarat, respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Syndicate Facility Agreements and the vessels were handed over to the lenders control. On August 1, 2012, we were formally discharged and released of any and all of our obligations in respect of the Kamsarmax Syndicate Facility Agreements. As of December 31, 2012, no outstanding balance remained. As a result of the transaction, our overall indebtedness was decreased by an aggregate amount of approximately $75.1 million.

First Business Bank (FBB) Credit Facility

On August 12, 2011, we entered into an agreement with FBB-First Business Bank S.A. (“FBB”) for the sale of two vessels, the Newlead Spartounta and the Newlead Prosperity (the “FBB Vessel Agreement”), with the net proceeds of such sales to be applied towards (a) the full and final satisfaction of all indebtedness owed to FBB under the credit facilities relating to the Newlead Spartounta and the Newlead Prosperity, and (b) the payment of outstanding trade and vendor payments. As of September 2011, the sale of these vessels was completed.

As of December 31, 2011, no outstanding balance remained under the FBB credit facility. On April 27, 2012, we were fully discharged and released of any and all of our obligations to FBB outstanding under the FBB loan agreements. As a result of the sale of the two vessels our overall indebtedness was decreased by an aggregate amount of approximately $33.7 million.

Eurobank Credit Facility

On July 9, 2010, we assumed a Loan Agreement with Eurobank, for a loan facility of up to $32.0 million, in relation to the Newlead Esmeralda.

On February 10, 2012, with the consent of Eurobank, we agreed to the sale of the Newlead Esmeralda for proceeds of approximately $11.4 million. The proceeds of the sale were applied towards (a) the full and final satisfaction of all indebtedness owed to Eurobank under our loan agreement with Eurobank and (b) the payment of outstanding trade and vendor payments. As of February 16, 2012, the sale of this vessel was completed and we were fully discharged and released from any and all obligations to Eurobank under the credit facility and related documents. As of December 31, 2012, no outstanding balance remained. As result of such sale, our overall indebtedness was decreased by an aggregate amount of $11.0 million.

Handysize Syndicate Facility Agreement

On July 9, 2010, we assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, for a loan facility of up to $48.0 million, in relation to two newbuilding vessels. On March 21, 2012, with the consent of the lenders, we entered into a memorandum of agreement with an unrelated party for the sale of the Navios Serenity for proceeds of approximately $26.0 million. On March 26, 2012, the vessel was sold and the proceeds of the sale were applied towards the outstanding balance owed under the credit facility with DVB Bank, Nord LB and Emporiki Bank (the “Handysize Syndicate Facility Agreement”). Up to the sale of the vessel, we had defaulted on a number of principal and interest payments. On February 20, 2012, we received a default letter from the yard regarding our delay on an installment payment of $7.4 million following completion of the “steel cutting” for the Handysize Hull 4029 in September 2011.

On May 22, 2012, we signed an agreement with the shipbuilder and the Shipbuilding Contract with SPP Shipbuilding Co. Ltd., the prior contract with the yard, was terminated and ceased to be valid. Under this agreement, we and the yard mutually waived all rights, and released and discharged each other from all liabilities, obligations, claims and demands. This agreement resulted in the Company being released from the $7.4 million liability to the yard and the $7.2 million write-off of the balance of the vessel under construction. In addition, on May 22, 2012, we were released from our obligations under the related facility for the Handysize Hull 4029, which were $5.5 million, and on November 23, 2012 we were formally discharged and released of any and all of our obligations in respect of the Handysize Syndicate Facility Agreement. As of December 31, 2012, no outstanding balance remained. As a result of these transactions, our overall indebtedness was decreased by an aggregate amount of approximately $30.8 million.

Mojave Finance Inc. Credit Facility

On April 10, 2012, we, as a third party, and NewLead Holdings (US) Corp., entered into a Loan Agreement with Mojave Finance Inc., for a secured loan facility of $3.0 million in order to finance our coal business. Pursuant to a Pledge Agreement, the loan facility is secured by an interest of 52% in NewLead Mojave Holdings LLC and 50% in New Lead JMEG LLC (the “Security”). The loan was initially payable in three equal monthly installments, the first to be paid one month after the drawdown date with each subsequent payment on a monthly basis. Pursuant to the Loan Agreement, we and NewLead Holdings (US) Corp. shall not, without prior written consent of Mojave Finance Inc., permit or create any security interest in the Security or permit or create any security interest in the assets of NewLead Holdings (US) Corp., NewLead Mojave Holdings LLC or New Lead JMEG LLC. Should NewLead Holdings (US) Corp. and/or the Company sell their entire interest in New Lead JMEG LLC, or any part thereof, such entity will have the obligation to prepay the loan, or any portion thereof, as applicable, in proportion to the interest sold. On July 9, 2012, the loan facility was amended. Pursuant to the amendment, the loan was payable after a nine-month period following the drawdown date, with the $3.0 million repayment due on January 11, 2013. On January 9, 2013 and July 9, 2013, the loan facility was further amended. Pursuant to the second and the third amendments, the loan was payable after an eighteen-month period following the drawdown date, with the $3.0 million repayment due on October 11, 2013. As of May 8, 2014, we were in default on this repayment. Borrowings under the terms of the loan facility as of December 31, 2013 bear an approximate effective interest rate, including the margin of 5.1%. As of May 8, 2014, the outstanding balance was $3.0 million.

Credit Facilities for New Lead JMEG LLC (a joint control entity that is not consolidated into the Company’s financial statements)

On March 4, 2013, New Lead JMEG LLC entered into an additional agreement with a financial institution for a Credit Facility of up to $0.5 million. The facility was payable in one balloon payment due three months from the draw-down unless the lender agreed, in its sole discretion to extend to such date as the lender may determine. Borrowings under this facility bore a fixed interest rate of 24% per annum on the unpaid principal balance. On June 5, 2013, the facility was fully repaid.

On March 8, 2013, New Lead JMEG LLC entered into an agreement with a financial institution for a Revolving Credit Facility of up to $1.35 million. The facility was payable in one balloon payment due twelve months from the final draw-down unless the lender agreed, in its sole discretion, to extend to such date as the lender may determine. Borrowings under this facility bore a fixed interest rate of 24% per annum on the unpaid principal balance. The full amount has been added to the December Settlement Agreement in order to be repaid.

Senior Convertible Notes

(a) Senior Convertible 7% Notes

In connection with the recapitalization on October 13, 2009, we issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015, or the 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $4,050 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between us and Piraeus Bank (as the successor of Cyprus Popular Bank), and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Piraeus Bank (as the successor of Cyprus Popular Bank). $20.0 million of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contained certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. On October 13, 2009, the Investment Bank of Greece also received warrants to purchase up to 926 common shares of the Company at an exercise price of $10,800 per share, with an expiration date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company.

In November 2009, Focus Maritime Corp., a company controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, converted $20.0 million of the 7% Notes into approximately 5,000 common shares of the Company. In connection with the restructuring of NewLead’s debt, on July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp., as an inducement for the conversion, into approximately 0.59 million common shares of the Company. Under the agreement with Focus Maritime Corp., we may not allow debt to equity conversions on more favorable terms to other debtors. As of December 31, 2012, Investment Bank of Greece retained $0.1 million outstanding principal amount of the 7% Notes.

We recorded a BCF totaling $100.5 million as a contra liability (discount) that had to be amortized into the Company’s income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2012, $71.6 million of the BCF was amortized and reflected as interest expense in the statements of operations and comprehensive loss ($8.2 million for the year ended December 31, 2011, and $5.9 million for the year ended December 31 2010). In addition, as a result of the agreement with Focus Maritime Corp., we recorded an aggregate loss of $293.1 million, which is included in Loss on extinguishment of convertible notes in the accompanying consolidated statements of operations and comprehensive loss. Accordingly, in the aggregate, $0.1 million of the 7% Notes remained outstanding as of each of December 31, 2013 and 2012.

As of December 31, 2013 and May 8, 2014, we were not in compliance with the financial covenants on this indebtedness and we were in default on three coupon payments. As such, the full amount outstanding was reclassified to current liabilities.

(b) Senior Convertible 4.5% Note

In connection with the agreement with Lemissoler, on December 31, 2012, we issued $50.0 million in aggregate principal amount of our notional 4.5% Senior Convertible Note due in 2022 to Prime (the “4.5% Note”). The 4.5% Note will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or earlier upon redemption, repurchase or conversion in accordance with its terms. At our option, subject to certain conditions, interest may be satisfied by issuing additional common shares of the Company (rather than in cash).

The amount of shares to be paid is calculated by dividing (i) the per share amount equal to 80% of the arithmetic average of the daily volume-weighted average price (“VWAPs”) of the Company’s common shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the interest payment date into (ii) an amount equal to the total amount of cash such holder would receive if the aggregate amount of interest on the 4.5% Note was being paid in cash. The 4.5% Note is convertible, at a holder’s option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms. The holder has the right to convert the principal amount of the 4.5% Note, or any portion of such principal amount which is at least $1,000 (or such lesser principal amount of the 4.5% Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable common shares of the Company (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of the 4.5% Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the 4.5% Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date. The Conversion Price means an amount equal to 80% of the arithmetic average of the daily VWAPs of the common shares of the Company for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the conversion date. If the holder does not convert the 4.5% Note prior to the maturity date, then so long as no certain events of default (“Events of Default”) or an event triggering a repurchase (“Repurchase Event”) has occurred and is continuing, the principal of and accrued interest on the 4.5% Note that is outstanding on the maturity date shall automatically convert, without further action by the holder, into common shares of the Company. The number of common shares issued by the Company to the holder upon such conversion shall be the quotient obtained by dividing (x) the outstanding principal of and accrued interest on the 4.5% Note on the maturity date by (y) the Conversion Price then in effect.

We may redeem all or part of the outstanding principal amount of the 4.5% Note at any time, subject to certain conditions, at a redemption price in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note plus (2) accrued and unpaid interest on such principal amount to the redemption date plus (3) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (2) at the rate provided in the 4.5% Note to the redemption date, subject to certain conditions specified in the 4.5% Note. If a Repurchase Event occurs, the holder will have the right, at the holder’s option, to require us to repurchase all of the 4.5% Note, or any portion thereof, on a repurchase date that is five business days after the date of the holder delivered its notice with respect to such Repurchase Event. The repurchase price will be an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note that the holder has elected to be repurchased plus (2) accrued and unpaid interest on such principal amount to the date of such repurchase plus (3) accrued and unpaid default interest, if any, thereon at the rate provided in the 4.5% Note to the date of such repurchase. If an Event of Default shall have occurred, then the applicable interest rate shall be increased to 6.5% per annum during the period from the date of such Event of Default until the date no Event of Default is continuing. We may, at our option, subject to certain conditions, make any payments required to be made by us to the holder upon acceleration of the 4.5% Note by reason of certain Events of Default in common shares of the Company.

On the date of the issuance, the fair value of the 4.5% Note amounted to $62.5 million. As of December 31, 2013 and May 8, 2014, we were not in compliance with certain covenants on this indebtedness.

(c)  Good Faith Note

On February 5, 2013, we issued a senior convertible promissory note to Good Faith Credit LLC for up to $1.0 million (the “Good Faith Note”). The Good Faith Note is due in one balloon payment on August 4, 2014. Borrowings under this Good Faith Note bear a fixed interest rate of 10% per annum on the unpaid principal balance and 5% per annum on the outstanding principal balance and any accrued and unpaid cash interest in Company’s common shares or cash, at our option. The Good Faith Note is convertible into common shares at a conversion price of $369 per share at holder’s option, at any time and from time to time. During September 2013, the respective convertible promissory note was fully repaid through the issuance of shares.

(d)  Tiger Note

On June 19, 2013, we issued a senior convertible promissory note to Tiger Equity Partners Ltd. (“Tiger”) for up to $1.7 million (the “Tiger Note”), with an additional financial option of $2.3 million. We have exercised this option and received additional $1.2 million financing. The Tiger Note was due on June 19, 2014. Borrowings under this note bore a fixed interest rate of 8% per annum on the unpaid principal balance if paid in cash or 15% per annum on the outstanding principal balance if settled by issuance of shares of the Company, at our option. The Tiger Note also contains true-up clause and anti-dilution adjustments under certain circumstances. The Tiger Note was convertible into common shares at a conversion price equal to 95% of the arithmetic average of the closing price of the Company’s common shares on the five trading days prior to and beginning with the date two business days before the maturity date or the conversion date. During December 2013, the respective convertible promissory note was fully repaid through issuance of shares. As of May 8, 2014, the liability for the true-up clause is outstanding.

(e) Dominion Notes

On each of December 23, 2013 and January 3 2014, we issued a convertible Debenture to Dominion Capital LLC, for an aggregate of $1.0 million ($0.5 million on each date). Each Dominion Note is due on December 23, 2014 and January 3, 2015. Borrowings under these notes bear a fixed interest rate of 12% per annum on the unpaid principal balance if paid in cash. The Dominion Note also contains interest and anti-dilution adjustments under certain circumstances. The Dominion Note is convertible into common shares at a conversion price equal to lesser a) $13.5 and b) 70% of average of the lowest 3 VWAP during fifteen trading day period at holder’s option, at any time and from time to time. As of May 8, 2014, the outstanding balance was $1.0 million.

(f) NM Dauphin & Company Limited, Ray Capital Inc. and Tiger Capital Partners Ltd Note

On December 27, 2013, we issued unsecured convertible notes to NM Dauphin & Company Limited, Ray Capital Inc. and Tiger Capital Partners Ltd. for up to $20 million. The notes are due in 60 dates through the issuance of common shares. Borrowings under these notes do not bear a fixed interest rate. These notes are convertible into common shares at a conversion price based on the average of 10 trading prices prior to conversion. As of December 31, 2013, the full amount of the notes was outstanding. The senior unsecured convertible notes contain true-up mechanism.

(g) Pallas Holding LLC and Pallas Highwall Mining Note

On September13, 2013 and December 9, 2013, we issued Senior Secured notes to Pallas Holding LLC and Pallas Highwall Mining, respectively for up to $15.0 million and $24.0 million, respectively. The notes are due on December 31, 2014 by through the payment of cash or the issuance of our common shares at the price determined pursuant to the notes. Borrowings under these notes bear fixed interest rates of 8.0% and 3.9%, respectively. The notes are convertible into common shares at a conversion price based on the average of the 60 trading days and 10 trading days, respectively, of the respective notes prior to the date of conversion. As of December 31, 2013, the outstanding amount of the notes to Pallas Holding LLC and Pallas Highwall Mining was $6.0 million and $11.2 million, respectively. As of May 8, 2014, the outstanding balances under the Pallas Holding LLC and Pallas Highwall Mining notes were $4.5 million and $8.4 million, respectively. The senior secured notes contain true-up mechanism.

(h) Various financial institutions

During January and February 2014, we entered into a number of convertible promissory notes of up to $3.3 million. The promissory notes are payable in one balloon payment due from six months to twelve months from the issuance date. Borrowings under these facilities bear a fixed interest rate from 8% to 10% per annum on the unpaid principal balance payable on the maturity date or on the issuance date (prepaid interest).

Preference Shares

On March 4, 2014 (the “Effective Date”), we entered into a Share Subscription Agreement (the “Agreement”) with Ironridge Global IV, Ltd. (“Ironridge”), related to the issuance of $25.0 million in convertible, redeemable Series A Preference Shares (the “Preference Shares”). The consideration for issuance of the Preference Shares consisted partially of cash and the balance was paid through the issuance of a series of promissory notes (the “Notes”) in our favor, the repayment of which is expected to commence approximately 90 days after closing, subject to certain conditions, with nine monthly installments thereafter, in accordance with the provisions of the Agreement. The Notes bear interest at a rate of 1.0% per annum. Ironridge was issued an additional $2.5 million of Preference Shares as a fee in connection with the closing of the transaction. Pursuant to the Certificate of Designations with respect to the Preference Shares (the “Certificate of Designations”), the Preference Shares will accrue cumulative dividends at a rate equal to 10.75% per annum, subject to adjustment as provided in the Certificate of Designations. The dividends are payable in cash or our common shares (the “Common Shares”) at our option and upon conversion of the Preference Shares, such dividends have a guaranteed payable amount. The Certificate of Designations also provides that, immediately upon the Effective Date, Ironridge has the right to convert the Preference Shares into Common Shares at a price per Common Share of $10.00, subject to adjustment as set forth in the Certificate of Designations, provided the respective Note given as consideration for the issuance of the Preference Shares to be converted has been paid. On or after seven years from the Effective Date, we have the right to redeem the Preference Shares at the liquidation value of $10,000 per share (the “Liquidation Value”), plus accrued and unpaid dividends thereon. Prior to such time, we may redeem the Preference Shares at the Liquidation Value plus the Embedded Dividend Liability (as defined in the Certificate of Designations), less any dividends paid (the “Early Redemption Price”). Upon certain liquidation events occurring prior to the seven year anniversary of the Effective Date, we will redeem the Preference Shares at the Early Redemption Price. We received partial consideration of $2.5 million in cash at the closing of the transaction. The $22.5 million balance is expected to be received, if at all, subject to certain conditions per the Agreement, in nine consecutive equal monthly installments commencing approximately ninety days after the closing date. To the extent we receive such additional proceeds, we intend to use this additional $22.5 million to grow our fleet. Partial proceeds from the issuance of the Preference Shares, along with the 75% debt financing recently received, are expected to be deployed towards the acquisition of two eco-type approximately 32,500 dwt, Handysize bulk carriers built in 2012.

Sale and Leaseback Transactions

(a) Northern Shipping Fund LLC

In June 2011, we entered into an agreement with Northern Shipping Fund LLC for the sale and immediate bareboat leaseback of the Post-Panamax dry bulk vessel, the Newlead Endurance. The net proceeds for the sale were $26.6 million and the bareboat leaseback charter period was seven years. We retained call options to buy the vessel back during the lease period at pre-determined decreasing prices at the end of each of the seven years starting from the first year, with the last call option price at $26.5 million at the end of the lease term. Moreover, a put option existed, which if exercised, would have required us to repurchase the vessel for approximately $26.5 million at the end of the lease term. The call or put option price was to be paid in cash. We concluded that we had retained substantially all of the benefits and risks associated with such vessel and we have treated the transaction as a financing, resulting in an immediate loss of $0.2 million.

On February 14, 2012, an amendment agreement was signed, eliminating the existing put option. On March 14, 2012, we received enforcement notices from Endurance Shipping LLC, whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter, and the vessel was delivered back to Northern Shipping Fund LLC. On March 31, 2012, we entered into a deed of release with Endurance Shipping LLC, the owner of the Newlead Endurance, pursuant to which we were unconditionally released from our guarantee under the bareboat charter for the Newlead Endurance, which had been chartered-in by Curby Navigation Ltd., and all its obligations and liabilities under the relevant finance lease documentation. In connection with the enforcement notices, we also received a termination notice in respect of the ship management agreement between Curby Navigation Ltd. and Newlead Bulkers S.A., our subsidiary which had been the manager of the Newlead Endurance. As part of a redelivery agreement, we were released from all of our obligations and liabilities under the relevant finance lease documentation. The transaction resulted in a decrease of $26.3 million under the finance lease documentation. As of December 31, 2012, no outstanding balance on the lease debt remained.

(b) Lemissoler Maritime Company W.L.L.

In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback charter period was eight years. We retained call options to buy the vessels back during the lease period at pre-determined decreasing prices and we were obligated to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation could be paid partially in cash and partially in common shares, at our option.

We concluded that we had retained substantially all of the benefits and risks associated with such vessels and we have treated the transaction as a financing, resulting in an immediate loss of $2.7 million (for those vessels where the fair value was below their carrying amount) and deferred gain of $10.5 million (for those vessels where the fair value was above their carrying amount) which had been amortized over the life of each vessel. The unamortized portion of $9.1 million as of December 31, 2011 was written off upon the redelivery of the vessels and is reported under discontinued operations. The amortization for the years ended December 31, 2011 and 2010 amounted to $1.3 million and $0.1 million, respectively, and is reported under discontinued operations.

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, we completed the redelivery of four dry bulk vessels, the Australia, the Grand Rodosi, the China and the Brazil, to their owners which are affiliates of Lemissoler.

On November 28, 2012, we entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime, an affiliate of Lemissoler, which sets out the terms and conditions on which Lemissoler has agreed to the settlement of amounts outstanding and due to them from the Company pursuant to various agreements that had been entered into between the Company and Lemissoler (the “Lemissoler Indebtedness”) and a standstill and waiver of Lemissoler’s right to take action in respect of the Lemissoler Indebtedness and the failure of the Company to perform their respective obligations under such agreements, which includes, for the avoidance of doubt, any existing or future liabilities under agreements relating to the operation of vessels chartered or assigned to Lemissoler.

Pursuant to the Settlement Agreement: (a) the Lemissoler Indebtedness was settled by issuing (i) 243,003 common shares of the Company to Prime; and (ii) $50.0 million aggregate principal amount of our 4.5% Senior Convertible Note due 2022 to Prime (the “4.5% Note”) with such terms as described below; and (b) all fees, costs and expenses incurred by Lemissoler in connection with the transaction will be paid from the issuance of 1,084 common shares of the Company (covering $0.4 million in fees) to Prime (with any shortfall to be fully paid and settled by us, which may be satisfied by issuing further common shares of the Company to Prime). As of December 31, 2012, Lemissoler received 243,003 common shares of the Company for the outstanding balance and 1,084 common shares of Company for the fees, costs and expenses incurred by Prime and we issued to Prime the 4.5% Note. Please refer above to (b) Senior Convertible 4.5% Note.

In addition, in connection with the Settlement Agreement, we entered into a registration rights agreement with Prime, pursuant to which we are obligated to file a registration statement or registration statements covering the potential sale of the common shares issued to Prime and the common shares of the Company issuable upon conversion of the 4.5% Note. Prime may also request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration). As a result of the agreement with Lemissoler, we recorded an aggregate loss of $50.6 million, which is included in Loss from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

As of December 31, 2012, no outstanding balance remained on the lease debt. On January 30, 2013, we were formally released from all of our obligations and liabilities under the relevant finance lease documentation.

EBITDA and adjusted EBITDA reconciliation to Net Loss

EBITDA represents net loss from continuing operations before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items, including provisions for doubtful receivables, provisions for claims, changes in fair value of derivatives, impairment losses, share-based compensation expenses, loss on extinguishment of convertible notes and restructuring expenses. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which our performance can be assessed and each presents useful information to investors regarding our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

	Year Ended	Year Ended	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011

ADJUSTED EBITDA RECONCILIATION
(amounts in thousands)

Net loss attributable to NewLead Holdings' Shareholders	$(158,232)	$(402,562)	$(290,395)
Plus: Loss from discontinued operations	11,422	1,800	166,679
Plus: Net loss attributable to the noncontrolling interest	8	(1,363)	-
Loss from continuing operations	(146,802)	(402,125)	(123,716)
PLUS:
Net interest expense	62,670	86,549	22,604
Depreciation, depletion and amortization	2,860	6,564	8,180
EBITDA	$(81,272)	$(309,012)	$(92,932)
Provision for doubtful receivables	-	9	(36)
Provision for claims	-	(43)	402
Impairment losses	-	7,054	83,950
Loss on extinguishment of convertible notes	-	293,109	-
Restructuring expenses	-	4,132	1,551
Share based compensation	25,193	2,412	1,582
Loss in fair value of derivatives	220	-	-
ADJUSTED EBITDA	$(55,859)	$(2,339)	$(5,483)

EBITDA loss for the year ended December 31, 2013 was $81.2 million, compared to EBITDA loss for the year ended December 31, 2012 of $309.0 million. Adjusted EBITDA for the year ended December 31, 2013 was a loss of $55.9 million, representing EBITDA before non-cash items such as $25.2 million of share-based compensation expenses and loss in fair value of derivatives in the amount of $0.3 million. Adjusted EBITDA for the year ended December 31, 2012 was a loss of $2.3 million, representing EBITDA before non-cash items such as $7.1 million of impairment losses, $2.4 million of share-based compensation expenses, a $0.01 million provision for doubtful receivables, a $0.04 million reversal of provision for claims, $293.1 million loss on extinguishment of convertible notes, and $4.1 million for restructuring expenses. This increase in Adjusted EBITDA loss was mainly attributable primarily to the increase in selling, general and administration expenses, which mainly refer to various consultation fees of $18.6 million in relation to our efforts to implement our business plan, a major part of which is our vertical integration strategy, as well as in fees related to the acquisition of Five Mile and Tennessee property of $26.8 million.

EBITDA loss for the year ended December 31, 2012 was $309.0 million, compared to EBITDA loss for the year ended December 31, 2011 of $92.9 million. Adjusted EBITDA for the year ended December 31, 2012 was a loss of $2.3 million, representing EBITDA before non-cash items such as $7.1 million of impairment losses, $2.4 million of share-based compensation expenses, a $0.01 million provision for doubtful receivables, a $0.04 million reversal of provision for claims, $293.1 million loss on extinguishment of convertible notes, and $4.1 million for restructuring expenses. Adjusted EBITDA for the year ended December 31, 2011 was a loss of $5.5 million. This decrease in Adjusted EBITDA loss was attributable primarily to the decrease in various general and administration expenses by over 60%, which was partially offset by a decrease of total revenues by 26.9% and an increase in operating expenses.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend information

Please refer to “Item 5A.-Operating and Financial Review and Prospects-Operating Results” and “Item 4B.-Information on the Company-Business Overview” for a discussion of significant and/or material recent trends.

E. Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2013, our significant existing contractual obligations and contingencies consisted of our obligations as a borrower under our loan facility agreements, our obligations under our coal purchase agreements and our obligations for the acquisition of the Kentucky Property. In addition, we had contractual obligations under office rental agreements.

(in 000’s USD)	Payment Due by Period
Contractual obligations	Total	Less than	1-3 years	3-5 years	More than
Long-term debt obligation (1)	$128,628	$55,678	$3,800	$3,800	$65,350
Interest payments (2)	24,440	4,450	5,848	5,566	8,575
Rental agreements (3)	4,005	289	1,027	1,058	1,631
Hanover Holding I LLC	68,743	68,743	-	-	-
Coal purchase agreements (4)	564,362	87,182	357,885	119,295	-
Total	$790,178	$216,342	$368,560	$129,719	$75,556

Notes:

(1)	Refers to our obligations to repay the indebtedness outstanding as of December 31, 2013, (including long-term debt and convertible notes) based on the originally contractual terms of the credit facilities and not taking into account the breach of covenants. The amount does not reflect the unamortized BCF treated as a debt discount to the 7% Notes.

(2)	Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2013, assuming the respective interest rate of each long –term debt loan or convertible note.

(3)	Refers to our obligations under the rental agreements for office space.

(4)	Refers to our obligations under the coal purchase agreements which are anticipated to commence in the fourth quarter of 2014

Commitments

(i) Rental agreements

We have entered into office, parking and warehouse rental agreements with a related party, Terra Stabile S.A. (“Terra Stabile”) and Terra Norma S.A. (“Terra Norma”), which are controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. These rental agreements vary in duration with the longest agreement expiring in April 2022. On January 20, 2014, we entered into two annual lease agreements with Terra Norma and Terra Stabile, which are controlled by Michail Zolotas, in relation to office parking space for a monthly aggregate rate of approximately €1,500 (approximately $2,100). Please see the information contained under “Item 7B.-Related Party Transactions” regarding transactions between us and any of our directors.

The committed rent payments to Terra Stabile S.A. and Terra Norma S.A. are (in millions):

December 31, 2014	$0.3
December 31, 2015	0.5
December 31, 2016	0.5
December 31, 2017	0.5
December 31, 2018	0.5
Thereafter	1.6
$4.0

(ii) Coal Sale Purchase Agreements (Purchase Agreements)

New Lead JMEG LLC, a joint venture affiliate, has entered into two Coal Sale Purchase Agreements with a third party to purchase from such third party thermal coal, which is used in power plants for electricity generation and other industrial uses, located in Kentucky, USA. The commencement of both agreements will begin upon the first shipment of coal, which is expected to take place during the fourth quarter of 2014 or as otherwise agreed.

The commitments under the Coal Sale Purchase Agreements were (in millions):

BTU	Year	Amount
12,300	1	$47.0
12,300	2	64.4
12,300	3	64.4
12,300	4	64.4
12,300	5	64.4
		304.6
10,800	1	40.2
10,800	2	54.9
10,800	3	54.9
10,800	4	54.9
10,800	5	54.9
		259.8
		$564.4

Recent Accounting Pronouncements

In February 2013, the FASB issued an amendment of the Accounting Standards Codification regarding recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. U.S. generally accepted accounting principles do not include specific guidance on accounting for such obligations. The amended standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, as the sum of: a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The updated guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of the new standard does not have a significant impact on the Company’s consolidated financial statements.

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The Company adopted the provisions of the new guidance during 2013.

In July 2013, the FASB issued ASU 2013-11, Presentation of Unrecognized Tax Benefits (“ASU 2013-11”). The standard requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carry forward, or similar tax loss or tax credit carry forward, rather than as a liability when the uncertain tax position would reduce the NOL or other carry forward under the tax law of the applicable jurisdiction and the entity intends to use the deferred tax asset for that purpose. ASU 2013-11 is effective for fiscal periods beginning after December 15, 2013. The Company did not have any unrecognized tax benefits during 2013.

G.	Safe Harbor

See the section “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As of May 8, 2014, set forth below are the names, ages and positions of our directors and executive officers and their respective terms of service to the Company. Our board of directors is elected on a staggered basis, and each director elected holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The primary business address of each of our executive officers and directors is 83 Akti Miaouli & Flessa Street, Piraeus Greece, 185 38.

Name	Age	Position

Michail S. Zolotas	40	Class I Director and CEO since October 2009 and Chairman since January 2013
Spyros Gianniotis	54	Class III Director since October 2009 and Deputy Chairman since March 2013
Sae Jung Oh	59	Class II Director since December 2011
Panagiotis Skiadas	43	Class III Director since June 2005
Antonios Bertsos	39	Chief Financial Officer since October 2011, Corporate Secretary since May 2012 and President since March 2013

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class I Directors expires at our annual meeting in 2015, the term of the Class II Directors expires at our annual meeting in 2014 and the term of the Class  III Directors expires at our annual meeting in 2016.

Set forth below is certain biographical information about each of these individuals.

Michail S. Zolotas

Director, Chairman and Chief Executive Officer

Michail S. Zolotas has long-standing experience in the shipping sector. As a third generation ship-owner, he has over 18 years of experience in commercial, operational and technical management in the shipping industry Michail Zolotas has already managed over 75 vessels in less than 15 years. Prior to October 2009, Michail Zolotas was Chief Executive Officer of Grandunion, a private ship management company with 40 vessels under management. Michail Zolotas founded Grandunion together with Mr. Nicholas G. Fistes in 2006. As Chief Executive Officer of Grandunion, Michail Zolotas bought and sold more than 60 vessels, including newbuildings. Today, he still serves as Chief Executive Officer of Grandunion. From 1999 until 2006, Michail Zolotas was General Manager of Stamford Navigation Inc. In less than seven years, Michail Zolotas managed to expand the fleet of Stamford Navigation Inc. from two to 30 vessels, ranging from 17,000 dwt to 170,000 dwt, including newbuildings. Michail Zolotas joined Stamford Navigation Inc. as a superintendent engineer in 1997. He commenced his career spending three years in sea service and, after the completion of his sea service, he was involved in the technical management of Stamford Navigation Inc., especially in newbuildings supervision and repairs and conversion of the fleet in operation. Michail Zolotas is a member of the Hellenic and Black Sea Mediterranean Committee of Bureau Veritas, China Classification Society (CCS) Mediterranean Committee and Registro Italiano Navale (RINA) Committee. From 2001 to 2007, he served on the board of the CTM Pool. Michail Zolotas holds a B.E. in Mechanical Engineering from Stevens Institute of Technology.

Spyros Gianniotis

Director and Deputy Chairman

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

Sae Jung Oh

Director

Sae Jung Oh has been the Managing Director of MJLF Athens, a subsidiary of MJLF & Associates USA shipbrokering company, since the company’s establishment in 2007. He is an active shipbroker, involved in various projects related to newbuildings, sales and purchases, ship repair, chartering and marine equipment, covering both technical and commercial scopes of interest. Prior to joining MJLF in 2007,Mr. Oh was employed at Hyundai Mipo Dockyard, starting as a Ship Repair Engineer of Machinery Division in the early1980s, rising to Project Manager for various projects and then becoming the Representative of Hyundai Mipo Dockyard Singapore Branch in 1993 and the Representative of Hyundai Mipo Dockyard Athens Branch in 1996.Concurrent with his stay in Greece, Mr. Oh has engaged himself in various responsibilities within the Korean Association, and currently holds the position of Vice Chairman. Mr. Oh was born in South Korea in 1954 and graduated from Hanyang University of Seoul with a B.S. in Mechanical and Thermal Engineering. He has broad international experience in Europe, Asia and the United States.

Antonis Bertsos

Chief Financial Officer, President and Corporate Secretary

Antonis Bertsos holds the offices of President, Corporate Secretary and Chief Financial Officer. Prior to this, Mr. Bertsos held the position of Deputy Chief Operating Officer of NewLead since April 2010. Prior to joining NewLead, Mr. Bertsos served as Chief Financial Officer for Aries Energy Corporation from February 2005 to March 2010. Mr. Bertsos commenced his career as an Auditor at PricewaterhouseCoopers in 1999. Mr. Bertsos holds a B.Sc. in Accounting and Finance from Deree College in Greece and a Postgraduate Diploma in Business Administration from the University of Leicester in the United Kingdom.

B. Compensation

We paid our officers and directors aggregate compensation of approximately $0.42 million for the year ended December 31, 2013, $0.68 million for the year ended December 31, 2012 and $2.13 million for the year ended December 31, 2011. In addition, total share-based compensation costs for the year ended December 31, 2013 was $25.2 million. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. These reimbursed amounts were insignificant for the year ended December 31, 2013.

On February 15, 2012, we issued 1,144 shares to Michail Zolotas, the Chairman and Chief Executive Officer, for his 2009, 2010, and 2011 annual base salary in accordance with the terms of his 2011 employment agreement. On April 1, 2013, we also granted and issued to Michail Zolotas 29,893 common shares, of which 40% vested upon issuance and the remaining 60% was vested as of November 1, 2013 pursuant to relevant Resolutions adopted by the Company’s Compensation Committee on October 13, 2013. These shares were granted in recognition of the significant work performed by Michail Zolotas in connection with the restructuring of the Company. On April 1, 2013, pursuant to the terms of his employment agreement, we also issued 971 common shares to Michail Zolotas for his 2012 annual base salary, which vested upon issuance.

On January 2, 2012, we entered into an employment agreement with Michail Zolotas, which entitles Michail Zolotas to an annual base salary and an annual incentive bonus that is payable in our common stock. The agreement is retroactive for the years 2010 and 2011 and effective until December 31, 2016, after which it will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreement. Pursuant to the employment agreement, Michail Zolotas will be entitled to the following compensation: (1) for the period between October 13, 2009 until the end of 2010, he will be entitled to an aggregate base salary of $1.3 million and bonus of $0.3 million which will be paid in shares priced at $10,800.00 per share, resulting in an aggregate issuance of 148 shares, (2) for 2011, he will be entitled to an aggregate base salary of $1.3 million and bonus of $0.3 million, which will be paid in shares priced at $900.00 per share, resulting in an aggregate issuance of 1,778 shares; and (3) for each year from 2012 until the end of 2016, he will be entitled to an aggregate base salary of $1.45 million and bonus of $1.45 million, which will be paid in shares priced at $2.00 (before reverse splits) per share, resulting in an aggregate issuance of 1,450,000 shares (before reverse splits). Under the employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. If an executive’s employment is terminated for “cause” or voluntarily by the employee without “good reason,” the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination.

On January 1, 2013 and January 10, 2014, two amendments to the employment agreement with Michail Zolotas were signed. Pursuant to the amended employment agreements, Michail Zolotas will be entitled, for each year from 2013 through 2018, to an aggregate base salary of $1.5 million per year, which will be paid in advance and in common shares of the Company. The Company agreed to pay the annual base salary owed to Michail Zolotas for the year 2013 by May 30, 2013 and on May 31, 2013, 11,297 common shares were issued. The share price used for the calculation of the shares was the average closing price of the Company’s common stock for the last thirty trading days prior to the date on which the shares were delivered to Michail Zolotas. On January 7, 2014, pursuant to the terms of his employment agreement, we issued 9,476 common shares to Michail Zolotas for his 2014 annual base salary, which vested upon issuance. However, according to the second amendment, on March 11, 2014, we issued also 81,988 additional common shares of the Company. In addition, according to the second amendment, every ninety days and for a period of two years following the date of the issuance of the additional shares, we shall perform true-up exercises, whereupon if the shares trading price is less than the share price used to issued the Salary shares, additional shares to be issued. For fiscal year 2014 and for each subsequent year, the share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 10 days (in comparison to 365 days mentioned in the first amendment) prior to the date on which the shares are delivered to the Michail Zolotas. Pursuant to the terms of the amended employment agreements, for each year from 2013 until 2018, Michail Zolotas will also be entitled to an incentive bonus in a target amount of $4.5 million per year in the sole discretion of the Board, which will be paid in common shares or warrants. The share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 60 trading days prior to the date on which the target bonus is granted to Michail Zolotas. The target bonus for each performance period will be determined on an annual basis and based on such factors as the board and Michail Zolotas shall in good faith agree, such factors to be agreed no later than 60 days following the start of each performance period, except in the year 2013 where the target bonus of Michail Zolotas was granted on May 30, 2013. Each target bonus, if any, shall be paid on or before March 1 of the year following the performance period to which the bonus relates. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, Michail Zolotas is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement), he will be entitled to a cash payment equal to (i) twenty times his then-current base salary and (ii) twenty times his annual bonus for the prior year within 30 days following the effectiveness of the termination.

C. Board Practices

Board Classes

Our board of directors currently consists of four members. Our directors serve until their successors are appointed or they resign, unless their office is earlier vacated in accordance with our bye-laws or with the provisions of the BCA. Each of the directors has served in his respective capacity since his election, which for all directors, except Panagiotis Skiadas and Sae Jung Oh, was October 13, 2009. Mr. Skiadas and Mr. Oh have served as members of the board since June 2005 and December 2011, respectively. Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class I Directors expires at our annual meeting in 2015, the term of the Class II Directors expires at our annual meeting in 2014 and the term of the Class III Directors expires at our annual meeting in 2016. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term.

Committees of the Board of Directors

We have established an Audit Committee comprised of our three independent directors responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The current members of our audit committee are Messrs. Spyros Gianniotis (Chairman), Panagiotis Skiadas and Sae Jung Oh. We have also established a Compensation Committee comprised of three independent directors responsible for reviewing the compensation of our senior management, officers and board of directors. The current members of our Compensation Committee are Messrs. Sae Jung Oh (Chairman), Spyros Gianniotis and Panagiotis Skiadas. We have also established a Governance and Nominating Committee comprised of three independent directors responsible for identifying candidates who are eligible to serve as members of the board of directors and considering matters of corporate governance generally. The current members of our Governance and Nominating Committee are Messrs. Panagiotis Skiadas (Chairman), Sae Jung Oh and Spyros Gianniotis.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Please see the information contained under “Item 7B.-Related Party Transactions” regarding transactions between us and any of our directors.

D. Employees

See “Item 4.-Information on the Company-Business Overview-Crewing and Employees”.

On September 6, 2013, we entered into severance agreements with certain of our key employees, executives and consultants, (the “Executives”) not including Michail Zolotas. If on or after the effective date of a change of control, the severance agreements are terminated without ”cause”, or the Executive resigns for ”good reason”, the Executive will be entitled to its Accrued Obligations plus an amount agreed by the Compensation Committee depending on its position within the Company, ranging from $1.5 million to $5.0 million. As used in the Severance Agreements, “change of control” means: the Company undergoes a merger, reorganization or other consolidation in which the Board of Directors and/ or Shareholders of the Company remove Michail Zolotas from the Board of Directors and subsequently from his office as CEO/ Director and Chairman of the Board of Directors, or from the position held at the time, and terminate his employment with the Company with immediate effect.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of May 8, 2014 for:

•	each of our directors and executive officers who beneficially own our shares; and
•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 7, 2014 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 144,461,063 shares outstanding on May 8, 2014. None of the shares set forth in the table below as being beneficially owned by these shareholders have voting rights that differ from the shares of any other shareholder. Unless otherwise specified, the business address of each of the individuals set forth below 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

Unless otherwise indicated, NewLead believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage
Executive Officers and Directors
Michail S. Zolotas (1)(2)(3)(4)(5)	742,250	*
Antonios Bertsos	226	*
Spyros Gianniotis	1,105	*
Sae Jung Oh	934	*
Panagiotis Skiadas	350	*
Directors and Executive Officers as a Group (1)(2)(3)(4)(5)	744,865	*

* Less than one percent

(1)	Includes 593,692 common shares beneficially owned by Focus Maritime Corp., a Marshall Islands corporation. Focus Maritime Corp. is wholly-owned by Michail Zolotas. Focus Maritime Corp.’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

(2)	Includes 3,021 common shares beneficially owned by Grandunion, a Marshall Islands corporation, which is controlled by Michail Zolotas, who owns 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on April 30, 2012.

(3)	The voting agreement between Rocket Marine Inc. and Grandunion, pursuant to which Grandunion had voting power over 3,254 common shares beneficially owned by Rocket Marine Inc., expired on February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of Michail Zolotas or Grandunion.

(4)	Includes an aggregate of 20,300, 2,340 and 25,414 common shares beneficially owned by Terra Stabile A.E., Terra Norma S.A. and Aurora Properties Inc., each of which are affiliated with Michail Zolotas. The address for each of Terra Stabile A.E. and Terra Norma A.E. is 115 Acharnon Street, Athens, 104 46, Greece and the address for Aurora Properties Inc. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.

(5)	Includes 81,988 common shares beneficially owned by Artemis World S.A., a corporation incorporated in the Republic of Panama. Artemis World S.A. is directed by Michail Zolotas. The operating address of Artemis World S.A. is 9, Krevata, Piraeus 185 38 Greece.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 8, 2014, based on 144,461,063 common shares outstanding as of such date, to our knowledge, there are no beneficial owners of more than 5% of our outstanding common shares, although we do have outstanding notes, agreements and preference shares that are convertible into our common shares. Some of the notes and agreements contain provisions which restrict the conversion of such note or agreement to no more than 4.99% of our outstanding common shares at the time of such conversion. For those notes, agreements and preference shares that do not contain such 4.99% beneficial ownership blocker, they could be convertible into 5% or more of our outstanding common shares, but the conversion prices are based on a formula which is based on the market price at the time of conversion. As of May 7, 2014, the following notes, agreements and preference shares are outstanding and are convertible into common shares pursuant to their respective conversion provisions, which conversion formula is based on the market price at the time of such conversion and certain of the notes and agreements contain provisions for the issuance of additional common shares depending on the sale price of the shares received upon conversion, or in the case of the preference shares, depending upon the measurement period prior to and following the conversion notice:

i.	Asher Enterprises, Inc. Note, dated December 13, 2013, in the principal amount of $0.1535 million
ii.	Asher Enterprises, Inc. Note, dated January 15, 2013, in the principal amount of $0.785 million
iii.	Asher Enterprises, Inc. Note, dated January 31, 2014, in the principal amount of $0.1285 million
iv.	F&S Capital Partners Note, dated December 19, 2013, in the principal amount of $0.8 million
v.	Hanover Holdings I, LLC. Share Settlement Agreement, dated December 2, 2013, in the principal amount of $44.8 million
vi.	Series A Preference Shares, issued March 4, 2014 to Ironridge Global IV, Ltd., in the principal amount of $25 million
vii.	Prime Shipping Holding Ltd. Note, dated August 29, 2013, in the principal amount of $50 million
viii.	Pallas Highwall Mining, LLC. Note, dated December 9, 2013, in the principal amount of $24 million
ix.	Pallas Holdings, LLC. Note, dated September 13, 2013, in the principal amount of $15 million
x.	Tiger Equity Partners Ltd. Note, dated June 19, 2013, in the principal amount of $1.67 million

B. Related Party Transactions

Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Terra Stabile S.A. / Terra Norma S.A.

We lease office space as well as warehouse space in Piraeus, Greece from Terra Stabile, which is controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. In November 2009 and February 2010, we and Terra Stabile entered into a 12-year lease agreement in relation to the office space, which were amended during February 2013 regarding the monthly rent for the years of 2013 and 2014 and on April 28, 2010, we and Terra Stabile entered into a 12-year lease agreement for the warehouse space. In January 2013, we entered into two annual lease agreements with Terra Norma and Terra Stabile, which are also controlled by Michail Zolotas in relation to office parking. Total rent for the years ended December 31, 2013, 2012 and 2011 was approximately $0.30 million, $0.34 million and $0.5 million, respectively. During the year ended December 31, 2013, we issued, according to their respective settlement and subscription agreements, an aggregate of 22,163 shares which vested upon issuance, to settle outstanding liabilities of $0.4 million with Terra Stabile and Terra Norma. During the year ended December 31, 2012, we issued, according to their respective settlement and subscription agreements, an aggregate of 1,057 shares which vested upon issuance, to settle outstanding liabilities of $0.5 million with Terra Stabile and Terra Norma.

On January 20, 2014, we entered into two annual lease agreements with Terra Norma and Terra Stabile , which are controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors in relation to office parking space for a monthly aggregate rate of approximately €1,500 (approximately $2,100). Following the above mentioned Terra Stabile S.A. and Terra Norma S.A. agreements’ amendments, there is an increase of $22,000 for year 2014 that is included in table “Item 5.-Operating and Financial Review and Prospects- F.Tabular Disclosure of Contractual Obligations”.

Aurora Properties Inc.

We rent office space in New York, US, from Aurora Properties, which is directed by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. Total rent for the years ended December 31, 2013, 2012 and 2011 was approximately $42,000 per year. In addition, during 2012 and 2013, Aurora Properties provided various administrative services with a fee of $0.26 million and $0.27 million, respectively. During the year ended December 31, 2013, we issued approximately an aggregate of 16,087 shares, to settle outstanding liabilities of $0.54 million with Aurora properties. During the year ended December 31, 2012, we issued approximately an aggregate of 130 shares, to settle approximately outstanding liabilities of $62,000 with Aurora properties. The remaining balance has been paid with cash during 2011.

Aries Energy Corporation

On April 15, 2010, we completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112.7 million (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with which NewLead had a significant shareholder in common at that time and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, is one of the Company’s stockholders and is one of the principals of Aries Energy Corporation. The vote on Rocket Marine’s shares was controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left the Company’s board in October 2009. Accordingly, even though Rocket Marine was a principal stockholder at that time, neither it nor Mr. Petrides had the ability to influence us. The voting agreement between Rocket Marine Inc. and Grandunion expired on February 29, 2012. Management believes that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party.

Affiliates

On April 11, 2012, through one of its wholly-owned subsidiaries, NewLead Holdings (US) Corp., we established New Lead JMEG LLC with J Mining & Energy Group, Inc. as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. We have joint control with J Mining & Energy Group, Inc. of New Lead JMEG LLC and is entitled to and is liable for the total net assets of the joint venture. On December 20, 2012, Jan M. Berkowitz, the President and Chief Executive Officer of J Mining & Energy Group, Inc., was nominated, constituted and appointed with full power to execute and legally bind us in any and all contracts relating to coal mining and sales of coal in the United States and to act on behalf of us in the negotiation of deals related to coal-bearing properties in the United States.

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

c)	Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.

We do not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The charterers of the Newlead Fortune notified us in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of Hydrogen Sulphide in the vessel’s tanks at two ports in the United States.

We do not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The vessel Grand Rodosi was involved in a collision in October 2010 with the fishing vessel “Apollo S”. As of December 31, 2012, we estimated that the expected possible losses amount to approximately $500,000 which, however, are 100% covered by the P&I Association:

a)	Pollution cleanup costs - we have provided guarantee for A$500,000.

•	The charterers of the Newlead Esmeralda notified us in November 2010 of their intention to pursue the following claims. After discussions with charterers, in March 2011, an agreement was reached that neither party would seek any form of security in the future for the claims relating to the grounding that occurred in March 2010.We believe the charterer’s chances of success are remote. Below is a list of the claims:

a)	Damages for lost income as a result of cargo that was not able to be loaded, subsequent to vessel’s grounding in March 2010;

b)	Damages resulting from the prolonged storage costs due to the inability to place cargo on board the vessel; and

c)	Anticipated costs.

Other than as described above, we have not been involved in any legal proceedings which may have, or have had a significant effect on our financial statements, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial statements.

Dividend Policy

On September 12, 2008, we determined to suspend payment of our quarterly dividend, effective immediately. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our credit facility agreements, and those created by Bermuda law.

Our debt agreements contain covenants that limit our ability to pay dividends. For example, our credit facility with Piraeus Bank (CPB loan) prohibits us from paying dividends without our lender’s consent. Our facility agreements further require us to maintain specified financial ratios and minimum liquidity and working capital amounts. In September 2008, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the second quarter of 2008. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

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

The following table sets forth, for the periods indicated, the reported intra-day high and low market prices of our common shares on the NASDAQ Global Select Market. The following prices reflect the 1-for-12, the 1−for−15, the 1−for−3 and the 1−for−10 reverse split of our common shares on August 3, 2010, on October 17, 2013, on December 6, 2013 and on March 6, 2014, respectively.

On May 8, 2014, the closing price of our common shares was $0.064.

	High	Low
For the Fiscal Year Ended December 31, 2009	$8,856.00	$1,728.00
For the Fiscal Year Ended December 31, 2010	$5,670.00	$1,016.96
For the Fiscal Year Ended December 31, 2011	$1,745.93	$206.99
For the Fiscal Year Ended December 31, 2012	$2,353.41	$139.49
For the Fiscal Year Ended December 31, 2013	$1,228.45	$11.40
For the Quarter Ended
March 31, 2012	$1,035.00	$180.00
June 30, 2012	$2,353.41	$247.49
September 30, 2012	$701.97	$242.99
December 31, 2012	$283.49	$139.49
March 31, 2013	$1,228.45	$152.99
June 30, 2013	$292.04	$58.50
September 30, 2013	$112.50	$32.17
December 31, 2013	$70.60	$11.40
March 31, 2014	$17.80	$1.52
For the Month Ended
November 30, 2013	$41.70	$15.90
December 31, 2013	$23.20	$11.40
January 31, 2014	$17.80	$10.20
February 28, 2014	$11.60	$6.10
March 31, 2014	$6.65	$1.52
April 30, 2014	$1.65	$0.09
May 31, 2014 (through May 8, 2014)	$0.11	$0.04

B.  Plan of Distribution

Not applicable.

C.  Markets

See “Item 9A.” above.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of Association and Bye-laws

The following description of our share capital summarizes the material terms of our Memorandum of Association and our bye-laws. Under our Memorandum of Association, as amended, our authorized capital consists of 500,000,000 preference shares, par value $0.01 per share, and 1,000,000,000 common shares, par value of $0.10 per share.

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

During 2014, we issued Series A Preference Shares pursuant to the Ironridge Share Subscription Agreement dated as of March 4, 2014. Please refer to “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Indebtedness - Preference Shares.”

Reverse share split

On July 27, 2010, we announced that a 1-for-12 reverse share split of our common shares had been approved by our board of directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010. The reverse share split consolidated every 12 common shares into one common share, with par value of $0.01 per share. Our number of authorized common shares and preference shares were not affected by the reverse split. In respect to the underlying common shares associated with stock options and any derivative securities, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted in accordance with the 1:12 ratio for all periods presented. As a result of the reverse share split, the number of our issued common shares was reduced from 88,4 million to 7,3 million shares, which takes into account the rounding up of all fractional shares to the nearest whole share. Due to such reverse share split, earnings per share, convertible notes, warrants and stock options have been adjusted retrospectively as well.

On October 17, 2013 and on December 6, 2013, a 1−for−15 and a 1−for−3 reverse share split of NewLead’s common shares, respectively, was effected, after the approval by the Company’s Board of Directors and by written consent of a majority of shareholders. The reverse share splits consolidated every 15 common shares and every three common shares, respectively, into one common share, with par value of $0.01 per share. In addition, on March 6, 2014, a 1−for−10 reverse share split of NewLead’s common shares, was effected, after the approval by the Company’s Board of Directors and by written consent of a majority of shareholders. The reverse share split consolidated every ten common shares into one common, with par value of $0.10 per share. There can be no assurances that we will not undertake further reverse splits subsequent to the filing of this report. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse splits. With respect to the underlying common shares associated with share options and any derivative securities where applicable, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued, as may be required by such securities, have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio and 1:10 ratio, respectively, for all periods presented. Due to such reverse share split, earnings per share, convertible notes, warrants and share options have been adjusted retrospectively as well where applicable. The consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 reflect the reverse share split.

As a result of the October 17, 2013 reverse share split, the number of our issued common shares was reduced from 714.9 million to 46.7 million shares, which takes into account the rounding up of all fractional shares to the nearest whole share. As a result of the December 6, 2013 reverse share split, the number of our issued common shares was reduced from 47.7 million to 15.9 million shares, which takes into account the rounding up of all fractional shares to the nearest whole share. As a result of the March 6, 2014 reverse share split, the number of our issued common shares was reduced from 53.7 million to 5.4 million shares, which takes into account the rounding up of all fractional shares to the nearest whole share. There can be no assurance that we will not undertake one or more additional reverse share splits in the future.

Registration Rights

Certain of our shareholders have registration rights as described below.

We entered into a Registration Rights Agreement, dated September 16, 2009, with Grandunion and Rocket Marine in connection with a securities purchase agreement, dated the same date, with Grandunion. Subject to the terms of the Registration Rights Agreement, at any time after December 31, 2011, Grandunion and Rocket Marine may demand that we file a registration statement, request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration). Pursuant to the Registration Rights Agreement, as of April 30, 2011, we received a notice from Rocket Marine waiving its rights to require us to file a registration statement prior to June 30, 2011 in respect of the 494 common shares that were transferred to Rocket Marine as part of our 2009 recapitalization.

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

We entered into a Registration Rights Agreement, dated October 13, 2009, with Investment Bank of Greece in connection with a warrant purchase agreement and a warrant agreement, each dated October 13, 2009. Subject to the terms of this agreement, upon the request of the holders of at least 185 of the warrant shares (as defined therein), we are required to file a shelf registration statement covering the transfer restricted securities within 30 days. The holders may also request that their warrant shares be covered by a registration statement that we are otherwise filing for the purpose of a firm-commitment, underwritten public offering of common shares (i.e., piggy-back registration).

We entered into a Registration Rights Agreement, dated January 2, 2010, with S. Goldman Advisors, LLC, in connection with the registration of 463 common shares and 926 common stock underlying warrants issued to the advisors. Subject to the terms of this agreement, upon the request of holders of at least 185 of the transfer restricted securities (as defined therein), we are required to file a shelf registration statement covering the transfer restricted securities within 30 days. The holders may also request that their transfer restricted securities be covered by a registration statement that we are otherwise filing for the purpose of a firm-commitment, underwritten public offering of common shares (i.e., piggy-back registration). In addition, we entered into a Subscription Agreement, dated April 17, 2012, with S. Goldman Advisors, LLC, for the issuance of 1,667 common shares as payment for advice pertaining to the restructuring of our financial indebtedness. Subject to the terms of this agreement, the holder may request that the common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

We entered into a Registration Rights Agreement, dated August 20, 2012, with Focus Maritime Corp. in connection with a settlement agreement, dated the same date, for the settlement in common shares of our 7% Notes. Subject to the terms of this agreement, Focus Maritime Corp. may demand that we file a registration statement with respect to the shares, request that the we file a registration statement on Form F-3 if the Company is entitled to use such form, or request that the common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

We entered into a Registration Rights Agreement, dated December 5, 2012, with Prime in connection with a settlement agreement dated November 28, 2012 with affiliates of Prime, for the settlement in common shares of our Lemissoler Capital Lease Obligation. Subject to the terms of this agreement, we are obligated to file a registration statement or registration statements covering the potential sale of the common shares of the Company issued to Prime and the shares of the Company’s common shares issuable upon conversion of the 4.5% Note. Prime may also request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

We entered into a Registration Rights Agreement on June 20, 2012, as amended on April 10, 2013, with Piraeus Bank, in connection with a principal agreement, dated June 20, 2012, as amended on April 10, 2013, with Piraeus Bank. Subject to the terms of this agreement, Piraeus Bank may demand that we file a registration statement with respect to the shares, request that the we file a registration statement on Form F-3 if the Company is entitled to use such form, or request that the common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

We entered into a Registration Rights Agreement on December 23, 2013, with Dominion Capital L.L.C, pursuant to a “Securities Purchase Agreement” dated December 23, 2013. Subject to the terms of this agreement, if at any time we determine to register any of our common shares exclusively for cash either on our own account or for the security holders, we shall give proper notice to Dominion Capital L.L.C.. If Dominion Capital L.L.C. satisfies the requirements imposed by the Registration Rights Agreement, then we will file the relevant registration statements for Dominion Capital L.L.C.in the manner and in satisfaction of the terms of the same agreement.

Treasury Shares

Our bye-laws were amended at our 2008 annual general meeting to allow our board of directors, at its discretion and without the sanction of a resolution of our shareholders, to authorize the acquisition by us of our shares, to be held as treasury shares. Our board of directors may, at its discretion and without the sanction or resolution of our shareholders, authorize the acquisition by us of our own shares, to be held as treasury shares, upon such terms as the board of directors may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the BCA. We will be entered in the register of members as a shareholder in respect of the shares held as treasury shares and will be its own shareholder but subject always to the provisions of the BCA. We will not exercise any rights and will not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the BCA. Subject as otherwise provided in our bye-laws in relation to our shares generally, any shares held by us as treasury shares will be at the disposal of the board of directors, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.

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

For purposes of these provisions, a “business combination” includes recapitalizations, amalgamations, mergers, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.

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

C. Material contracts

The contracts listed below are the contracts the Company considers to be both material and not entered into in the ordinary course of business, for the two years immediately preceding the date of this annual report. Each of these contracts is attached as an exhibit to this annual report.

Second Amended and Restated 2005 Equity Incentive Plan. Please refer to Note 19 of our consolidated financial statements for a summary of certain contract terms.

Employment Agreement, dated January 1, 2013, between the Company and Michail Zolotas. Please refer to “Item 6. –Directors, Senior Management and Employees” for a summary of certain contract terms.

Registration Rights Agreement, dated August 20, 2012, between the Company and Focus Maritime Corp. Please refer to “Item 10.-Additional Information” for a summary of certain contract terms.

Registration Rights Agreement, dated December 5, 2012, between the Company and Prime Shipping Holding Ltd. Please refer to “Item 10.-Additional Information” for a summary of certain contract terms.

Charge and Assignment, dated November 28, 2012, between Brazil Holdings Limited and Prime Lake Shipping Ltd. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Stipulation of Settlement Agreement, dated March 22, 2013, between the Company and Hanover Holdings I, LLC. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Stipulation of Settlement Agreement, dated June 24, 2013, between the Company and Hanover Holdings I, LLC. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Stipulation of Settlement between the Company and Hanover, dated November 21, 2013. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Supplemental Agreement, dated March 28, 2013, relating to the Loan Agreement with Portigon AG, London Branch (formerly West LB AG, London Branch), dated October 16, 2007, as novated, amended and restated March 31, 2010 and June 4, 2010, relating to a term loan facility of up to $27.5 million. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Fee Agreement, dated March 28, 2013, with Portigon AG, London Branch. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Loan Agreement, dated April 10, 2012, with Mojave Finance Inc. for a facility of $3.0 million. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Amendment to the Loan Agreement, dated July 9, 2012, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, for a facility of $3.0 million. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Second Amendment to the Loan Agreement, dated January 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012, for a facility of $3.0 million. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Third Amendment to the Loan Agreement, dated July 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012 and as further amended January 9, 2013, for a facility of $3.0 million. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Loan Agreement, dated March 8, 2013 between New Lead JMEG LLC and Oppenheim Capital Ltd. for a facility of $1.35 million. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Amended and Restated Registration Rights Agreement, dated April 10, 2013, by and between the Company and Piraeus Bank A.E. Please refer to “Item 10.-Additional Information” for a summary of certain contract terms.

Business Agreement Relating to the Five Mile and Elk Valley Property, dated December 18, 2012, by and between, among others, the Company, Cypress Camon Energy, LLC and Cypress Camon Investment Management, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Asset Purchase Agreement, dated June 13, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Amendment to Asset Purchase Agreement, dated October 15, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Second Amendment to the Asset Purchase Agreement, dated November 6, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Asset Purchase Agreement, dated as of May 10, 2012, between Williams Industries, LLC and Kentucky Fuel Corporation. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Third Amendment to the Asset Purchase Agreement, dated November 6, 2012, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Fourth Amendment to the Asset Purchase Agreement, dated February 12, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Fifth Amendment to the Asset Purchase Agreement, dated March 18, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Sixth Amendment to the Asset Purchase Agreement, dated November 5, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Amended and Restated Forbearance Agreement, effective March 18, 2013, between the Company and Kentucky Fuel Corporation. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Amended and Restated Forbearance Agreement, effective March 18, 2013, by and between the Company and Williams Industries, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Assignment Agreement: Five Mile, dated December 21, 2012, between Cypress Camon Energy, LLC and the Company. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Asset Purchase and Sale Agreement, effective April 27, 2012, between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Reinstatement and Amendment to Asset Purchase and Sale Agreement, dated November 27, 2012, by and between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Second Reinstatement and Amendment to Asset Purchase and Sale Agreement, dated March 14, 2013, by and between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Assignment Agreement: Elk Valley, dated December 21, 2012, between Cypress Camon Energy, LLC and the Company. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Unit Purchase Agreement, dated as of September 13, 2013, by and among Mine Investment, LLC, the Company and Pallas Holdings, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Unit Purchase Agreement, dated as of December 9, 2013, by and among Coal Essence Prep Plant LLC, the Company and Pallas Highwall Mining, LLC. Please refer to “Item 4.-Information on the Company” for a summary of certain contract terms.

Securities Purchase Agreement, dated as of December 23, 2013, between the Company and Dominion Capital L.L.C. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Registration Rights Agreement, dated as of December 23, 2013, between the Company and Dominion Capital L.L.C. Please refer to “Item 10.-Additional Information” for a summary of certain contract terms.

Share Subscription Agreement, dated as of March 4, 2014, between the Company and Ironridge Global IV, Ltd. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

D. Exchange controls

We have been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority (the “BMA”).

The BMA must approve all issuances and transfers of securities of a Bermuda exempted company like us. For so long as our common shares are listed on an appointed stock exchange (which NASDAQ is), such shares may be issued to, and transferred by and among, persons who are residents and non-residents of Bermuda for exchange control purposes. Any other transfers remain subject to approval by the BMA and such approval may be denied or delayed.

Subject to the foregoing, there are no limitations on the rights of owners of our common shares to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares, other than in respect of local Bermuda currency.

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

There is a statutory remedy under Section 111 of the BCA which provides that a shareholder may seek redress in the Bermuda courts as long as such shareholder can establish that the company’s affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.

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

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. No rulings from the IRS have been or will be sought with respect to the U.S. federal income tax consequences, discussed below. The discussion below is not in any way binding on the IRS or the courts nor does it in any way constitute an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a beneficial owner of shares of our common stock may vary depending upon such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of shares of our common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to such beneficial owners that are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding shares of our common stock as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding shares of our common stock through partnerships, trusts or other entities; beneficial owners of shares of our common stock that own 10% or more (by vote or value) of our outstanding capital stock; U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax..

The discussion below is based, in part, on the description of our business as described in “Item 4B. Business Overview - Information on the Company” above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to NewLead Holdings Ltd. and its subsidiaries on a consolidated basis.

We urge beneficial owners of shares of our common stock to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of shares of our common stock, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

Shipping income attributable to transportation exclusively between non-U.S. ports is considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States is not subject to any United States federal income tax.

 In the absence of exemption from tax under Section 883, our gross U.S. source shipping income is subject to a 4% tax imposed without allowance for deductions as described below.

In April 2012, our U.S. subsidiary entered into a joint venture arrangement with J Mining & Energy Group to purchase from them thermal coal (used in power plants for electricity generation and other industrial uses) located in Kentucky, USA. We anticipate paying U.S. income tax on income generated from this business.

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

(A) more than 50% of the value of its stock is beneficially owned, directly or indirectly, for at least half of our taxable year by individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test”, or

(B) its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another qualified foreign country or in the United States, which we refer to as the “Publicly Traded Test”.

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

We believe we currently satisfy the 50% Ownership Test. Michail Zolotas is a “resident” in a qualified foreign country in that he is fully liable to tax as a resident in such country (and not liable to tax on a remittance basis only) and, in addition, he has a tax home (i.e., his regular or principal place of business) in that qualified foreign country for 183 days or more of the taxable year. Michail Zolotas has or will provide us with the documentation (including ownership statements), and we will meet the reporting requirements with respect to such shareholder, as required by the Treasury Regulations under Section 883. However, we may have difficulty satisfying such test in the future if our common shares become more widely held.

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

In the event that the 5 Percent Override Rule is triggered, we believe that, within the group of 5% Shareholders, sufficient shares will be owned by qualified shareholders for purposes of Section 883 to have precluded non-qualified shareholders in such group from owning 50% or more of the value of our shares for more than half the number of days during the relevant taxable years. We believe that, either (i) the 5 Percent Override Rule will not be triggered or (ii) if the 5 Percent Override Rule is triggered, sufficient shares will be owned by qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders from owning 50% or more of the value of our shares for more than half the number of days during the relevant taxable years; however, there can be no assurance in this regard. In order to qualify for the exception to the 5 Percent Override Rule, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. We believe that these requirements have been satisfied in the past, and, as noted above, we intend to cause these requirements to be satisfied in the future, as required, although there can be no assurance that we will be successful in this regard.

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

Dividends paid on our common shares to a U.S.Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been through 2013, but may be in 2014 and/or future taxable years); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally recognizes taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such stock. Such gain or loss is treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s adjusted tax basis in our common shares generally will equal the U.S. Holder’s cost in acquiring our common shares, subject to the adjustments described above. Such capital gain or loss is generally treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common stock, the U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years. A U.S. Individual Holder’s long-term capital gains are subject to the current favorable tax rate of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common stock to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) and may carry forward long-term capital losses indefinitely.

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

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets (determined as of the end of each quarter of the foreign corporation’s taxable year) held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property, rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business and the excess of gains over losses from transactions in any commodities (gains and losses from certain “qualified active sales” and qualified hedging transactions are excluded from “passive income”).

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

Based on our past operations and asset holdings, we do not believe that we have been a PFIC through 2013. However, we may be a PFIC in 2014 and/or in future taxable years due to changes in the nature and extent of our assets and operations, including our entry into the commodities business. If, for example, the activity of purchasing and trading coal gives rise to at least 85% of our taxable income it would be considered active income under the “qualified active sales” exception; if not most likely passive income. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief that we have not been a PFIC through 2013 is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derived or are deemed to have derived from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, starting in 2013, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common stock. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “ Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common stock in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us and the relevant subsidiaries. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common stock owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common stock is no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “ Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election .” Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common stock would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock
•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Moreover, (i) any dividends received by a U.S. Individual Holder in a year in which we are a PFIC (or in which we were a PFIC in the preceding year) will not be treated as “qualified dividend income” and will be subject to tax at rates applicable to ordinary income and (ii) if a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Additionally, to the extent that any of our subsidiaries is a PFIC, the foregoing consequences would apply to the U.S. Holder’s deemed receipt of any excess distribution on, or gain deemed realized on the disposition of, the stock of such subsidiary deemed owned by the U.S. Holder.

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common stock and net gain attributable to the disposition of our common stock (in each case, unless such common stock is held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such income or net gain.

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

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions and payment of the proceeds from the sale or other disposition of our common shares made within the United States to a U.S. Holder, other than an exempt U.S. Holder (such as a corporation) that properly certifies as to its exempt status, will be subject to information reporting requirements. Such payments will be subject to backup withholding tax if you are a non-exempt U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY(or successor forms),, as applicable.

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

Information Reporting Regarding Non-U.S. Accounts

Effective for tax years beginning after March 18, 2010, individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. An individual who fails to timely furnish the required information generally will be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. To the extent provided in U.S. Treasury regulations or other guidance, these reporting obligations will apply to any U.S. entity which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets, in the same manner as if such entity were an individual. U.S. Holders (including U.S. entities) and non-U.S. Holders should consult their own tax advisors regarding their reporting obligations under this legislation.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

Debt Instruments:

NewLead’s exposure to interest rate risk, which could impact our results of operations, relates to our floating rate debt outstanding. The interest rate related to our total debt outstanding is based on the floating U.S. LIBOR plus, a specific margin for each credit facility. Our objective is to minimize our interest expenses while managing the exposure of our financial condition to interest rate risk, through our financing activities and, when deemed appropriate, through the use of designated interest rate swaps.

As of December 31, 2013, we had $234.6 million of total indebtedness. The interest on a number of our credit facilities are at floating rates and, therefore, changes in interest rates would have an effect on our interest expense. The interest rate on the 7% Notes and the 4.5% Note is fixed and, therefore, there is no associated market risk. As of December 31, 2013, we had $60.3 million of floating rate indebtedness out of our total indebtedness of $234.6 million. Of our floating rate indebtedness, as of December 31, 2013, $10.9 million was fixed with interest rate swaps. However, as of December 31, 2013 and as of May 8, 2014 we were in default under such interest rate swaps.

For the year ended December 31, 2013, a 1% increase and decrease in LIBOR would have resulted in an increase or decrease of approximately $0.6 million in our interest expense on the unhedged portion of drawings under the terms of our existing credit facilities.

Interest rate swaps:

As of December 31, 2013, in order to effectively manage our interest rate risk, we had the following interest rate swaps outstanding:

•	In connection with the recapitalization, we entered into a credit facility and an interest rate swap with Piraeus Bank (CPB loan). On May 6, 2010, we refinanced this credit facility (see Note 15. Long-Term Debt of our consolidated financial statements). The aforementioned swap was re-attached to the new credit facility and has a termination date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on the notional amount of the swap.

As of each of December 31, 2013 and May 8, 2014, the notional amount of the above mentioned interest rate swaps was $10.9 million and $9.3 respectively. As of December 31, 2013, we had defaulted on a number of payments concerning the interest rate swap agreements.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2013, the value of the U.S. dollar reached highs of $1.37 and lows of $1.30 compared to the Euro, and as a result, an adverse or positive movement could increase our expenses. During the year ended December 31, 2013, the effect was minimal.

Credit Risk Exposure

We believe that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks. We are also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. As of December 31, 2013, those derivative instruments are in the counterparties’ favor. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

Cash deposits in excess of amounts covered by government - provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits in excess of government - provided insurance limits.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern. As previously announced, due to the economic conditions and operational difficulties described elsewhere in this annual report, we entered into restructuring discussions with each of the lenders under the Financing Documents. As a result of such conditions, over a period of time, we defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we continue to be in default in Piraeus Bank (CPB loan), the 4.5% Note, the Portigon AG Credit Facility , the Mojave Finance Inc. Credit Facility and 7% Notes. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. See “Item 5. Operating and Financial Review and Prospects-Recent Developments” and “-Liquidity and Capital Resources” above for a discussion of our indebtedness and the defaults under the agreements governing such indebtedness.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)  Disclosure Controls and Procedures

The Company’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2013. Based upon their evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that Company's disclosure controls and procedures were not effective as of December 31, 2013.

Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)  Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO, and is effected by the Company’s Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company’s consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in “Internal Control - Integrated Framework”. As a result of this assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was not effective, due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified the following material weakness for the fiscal year ended December 31, 2013:

1.	The Company did not maintain sufficient accounting resources commensurate with its financial reporting and the complexity of certain transactions related to its restructuring and entering into new business, which affected the Company’s ability to report financial information on a timely manner. Management evaluated the impact of this lack of sufficient accounting resources and has concluded that the resulting control deficiency constituted a material weakness.

Management has identified the following three material weaknesses for the fiscal year ended December 31, 2012:

1.	We did not maintain sufficient accounting resources with adequate training in the application of GAAP commensurate with our financial reporting and the complexity of certain transactions related to our restructuring and entering into new business. Management evaluated the impact of this lack of sufficient technical accounting resources and has concluded that the resulting control deficiency constitutes a material weakness.

2.	We did not have effective processes and controls to identify, capture and communicate relevant and financially significant information to the appropriate accounting personnel on a timely basis. This resulted in an ineffective system of internal controls over the Company’s financial statements closing process. This control deficiency created a reasonable possibility of a material misstatement to our significant accounts and disclosures and management concluded that it constitutes a material weakness.

3.	We did not follow proper due diligence protocols when entering into transactions outside shipping. This control deficiency resulted in a material adjustment to our disclosures in the initial drafts of our financial statements. Management concluded that it constitutes a material weakness.

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

(d) Changes in internal control over financial reporting

There were no changes in internal control over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

(e) Remediation efforts and/or plans for the remediation

We are in the process of implementing a remediation plan to address the material weakness described above. A number of steps have already been taken to improve our financial close and reporting and our disclosure controls and procedures.

Specifically, the following actions have been taken:

We are in the process of screening candidates for finance department with GAAP expertise and significant professional experience in the shipping and commodities industry and in particular in other US listed companies.

We have hired senior accounting staff with GAAP expertise and significant professional experience in the shipping industry and in particular in other US listed companies.

The finance and accounting staff is continuously trained and accredited in GAAP in order to improve our financial closing procedures in complex and non-routine accounting issues.

We have engaged an external accounting firm in Charlotte, NC, to assist with the finance and tax function for our mining operations.

We are in the process of enhancing our control environment to promote the adherence to appropriate internal control policies and procedures. These efforts are focused on supervising procedures to include additional levels and quality control reviews within the accounting and financing functions, improving strategic planning to assess the accounting implications of non-routine transactions, and improving the evaluation of significant estimates.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have established an audit committee comprised of three members, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Select Market that are applicable to us. The members of the audit committee are Messrs. Spyros Gianniotis, Sae Jung Oh, and Panagiotis Skiadas. Mr. Gianniotis serves as the “audit committee financial expert” as defined in Form 20-F and is “independent” as defined by Rule 10A-3 of the Exchange Act.

Item 16B.	Code of Ethics

As a foreign private issuer, we are exempt from the rules of the NASDAQ Global Select Market that require the adoption of a code of ethics. However, we have voluntarily adopted a code of ethics that applies to our principal executive officer, principal financial officer and persons performing similar functions. We will provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the Company at 83 Akti Miaouli & Flessa Street, 185 38 Piraeus Greece, Attn: Corporate Secretary.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal year ended December 31, 2013 and 2012 was Cherry Bekaert LLP. Our audit fee was $107,500 per year for 2013 and 2012. For the audit performed by PricewaterhouseCoopers S.A. for the year 2012, our audit fee was €507,700.

Audit-Related Fees

We did not incur audit-related fees for 2012. The audit related fees for 2013 were $76,283. The audit related fees were for services related to accounting treatment for several of our transactions in early 2013.

Tax Fees

We did not incur tax fees for 2013 or 2012.

All Other Fees

We did not incur any other fees for 2013 or 2012.

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

We previously reported, in a current Report on Form 6-K dated November 6, 2013 (the “Form 6-K”), the expiration of its engagement with PricewaterhouseCoopers Auditing Company S.A. (“PwC”) and its engagement of EisnerAmper LLP.

We provided PwC with a copy of the Form 6-K prior to its filing with the SEC. In connection with the filing of this annual report, we requested that PwC furnish a letter addressed to the SEC stating whether or not it agrees with the statements disclosed in the Form 6-K. Such letter is filed as Exhibit 15.1 to this annual report.

(a) Dismissal of Independent Registered Public Accounting Firm

On March 10, 2014, NewLead Holdings Ltd. (the "Company") dismissed EisnerAmper LLP ("EisnerAmper") with respect to its engagement as the Company's independent registered public accounting firm for the Company’s year ended December 31, 2013 and 2012. EisnerAmper continues to serve as the Company’s independent registered public accounting firm for the Company’s year ended December 31, 2011. The decision to dismiss EisnerAmper has been approved by the Company's Board of Directors and the dismissal was undertaken following the Company’s discussions with the Securities and Exchange Commission with respect to EisnerAmper’s independence and its engagement for the audit of fiscal years 2013 and 2012. The reports of EisnerAmper on the Company's consolidated financial statements for the Company's fiscal year ended December 31, 2011 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that the EisnerAmper Auditor's report for the year ended December 31,2011 contained an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

Through the date of their dismissal and issuance of EisnerAmper’s report for the year ended December 31, 2011 included in this filing on Form 20-F, there were no disagreements with EisnerAmper on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EisnerAmper, would have caused EisnerAmper to make reference to the subject matter of the disagreements as defined in Item 304 (a)(1)(iv)of Regulation S-K in connection with any reports it would have issued, and there were no "reportable events" as such term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided EisnerAmper with a copy of the foregoing disclosure, and requested that EisnerAmper furnish the Company with a letter addressed to the SEC stating whether or not it agrees with such disclosure. A copy of the letter from EisnerAmper addressed to the SEC dated as of May 7, 2014 is filed as Exhibit 15.2 to this Form 20-F.

(b) Appointment of New Independent Registered Public Accounting Firm

On March 21, 2014, Cherry Bekaert LLP ("CBH") was appointed to serve as the Company's new independent registered public accounting firm for the Company’s year ended December 31, 2013 and 2012. The engagement of CBH as the Company's new independent registered public accounting firm was approved by the Company's Board of Directors.

During the Company's two most recent fiscal years and any subsequent interim period prior to CBH's engagement as the Company's new independent registered public accounting firm, the Company did not consult with CBH regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as such term is described in Item 304(a)(1)(v) of Regulation S-K.

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

•	We have a board of directors with a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with NASDAQ corporate governance requirements. We are not required under Bermuda law to maintain a board of directors with a majority of independent directors, and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent directors.

•	We have a Governance and Nominating committee comprised of independent directors that is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to the board and board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bye-laws.

•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors at the first meeting of the board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

•	In lieu of obtaining shareholder approval prior to the issuance of securities, we were required to obtain the consent of the BMA as required by Bermuda law before we issued securities. If we choose to issue additional securities, we will not be required to obtain any further consent so long as our common shares are listed on an appointed stock exchange.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bermuda law. Consistent with Bermuda law, we will notify our shareholders of general meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bye-laws provide that shareholders must give us advance notice to properly introduce any business at an annual general meeting of the shareholders. Our bye-laws also provide that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

Item 16H.	Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States, and that is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Mine Safety and Health Act of 1977 (the “Mine Act”), are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities, and such required disclosures, as well as the information required to be disclosed under this Item 16H, are included as Exhibit 16.1 to this report. During the fiscal year ended December 31, 2013, we had subsidiary that is considered an operator in the United States and subject to regulation by the MSHA under the Mine Act.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item, together with the related report of Cherry Bekaert LLP thereon, is filed as part of this annual report.

Item 19.	Exhibits

1.1	Memorandum of Association of the Company. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on September 30, 2009, and hereby incorporated by reference.)

1.2	Certificate of Incorporation on Change of Name (Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K, filed on January 8, 2010, and hereby incorporated by reference.)

1.3	Amended and Restated Bye-laws of the Company (Previously filed as Exhibit 3.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)

2.1	Indenture, dated as of October 13, 2009, between the Company and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.)) (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

2.2	Form of Note Purchase Agreement, dated October 13, 2009, among the Company, each of the purchasers listed on the signature thereto, and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.)) (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

2.3	Form of 7% Convertible Senior Note Due 2015, dated as of October 13, 2009, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

2.4	Warrant Certificate, dated October 13, 2009 from the Company to Investment Bank of Greece (Previously filed as Exhibit 99.8 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

2.5	Form of 4.5% Senior Convertible Note Due 2022, dated December 31, 2012, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on February 19, 2013, and hereby incorporated by reference.)

2.6	Note Purchase Agreement, dated February 4, 2013, between the Company and Good Faith Credit LLC. (Previously filed as Exhibit 2.6 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.7	$1.0 million Senior Convertible Promissory Note, dated February 5, 2013, made by the Company to Good Faith Credit LLC. (Previously filed as Exhibit 2.7 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.8	Form of $7.5 million Promissory Note, dated December 28, 2012, made by the Company. (Previously filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.9	Form of $2.0 million Promissory Note, dated December 28, 2012, made by the Company. (Previously filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.10	Form of $1.5 million Promissory Note, dated December 28, 2012, made by the Company. (Previously filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.11	Note Purchase Agreement, dated June 19, 2013, between the Company and Tiger Equity Partners Ltd. (Previously filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.12	$1.67 million Senior Convertible Promissory Note, dated June 19, 2013, made by the Company to Tiger Equity Partners Ltd. (Previously filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.13	Warrant Certificate, dated January 1, 2013, from the Company to Cypress Camon Investment Management, LLC. (Previously filed as Exhibit 4.19 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.14	Amendment to Warrant, dated June 30, 2013, between the Company and Cypress Camon Investment Management, LLC. (Previously filed as Exhibit 4.20 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.15	$15.0 million 8% Senior Secured Note, dated September 13, 2013, made by the Company to Pallas Holdings, LLC.*

2.16	$24.0 million Senior Secured Note, dated December 9, 2013, made by the Company and Coal Essence Prep Plant LLC to Pallas Highwall Mining, LLC.*

2.17	Form of Debenture. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

2.18	Form of Warrant. (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

2.19	Certificate of Designations. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on March 10, 2014, and hereby incorporated by reference.)

2.20	Form of Note. (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on March 10, 2014, and hereby incorporated by reference.)

4.1	Form of 2005 Equity Incentive Plan (Previously filed as Exhibit 10.6 to the Company’s registration statement on Form F-1/A (Registration No. 333-124952), filed on May 31, 2005 and hereby incorporated by reference.)

4.2	Amendment 2005 to Equity Incentive Plan (Previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)

4.3	Amendment to Equity Incentive Plan, effective October 14, 2010. (Previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.4	Amended and Restated 2005 Equity Incentive Plan (Previously filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed on December 22, 2011, and hereby incorporated by reference.)

4.5	Second Amended and Restated 2005 Equity Incentive Plan (Previously filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed on March 15, 2013, and hereby incorporated by reference.)

4.6	Employment Agreement, dated January 1, 2013, between the Company and Michail Zolotas. (Previously filed as Exhibit 4.6 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.7	Fifth Supplemental Agreement, dated June 11, 2008, between the Company and The Bank of Scotland plc relating to the Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland plc and Nordea Bank Finland plc as joint lead arrangers (Previously filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed on June 30, 2008, and hereby incorporated by reference.)

4.8	Sixth Supplemental Agreement, dated June 24, 2009, between the Company and The Bank of Scotland plc relating to a Credit Agreement, dated April 3, 2006, among the Company and The Bank of Scotland plc and Nordea Bank Finland plc as joint lead arrangers (Previously filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009, and hereby incorporated by reference.)

4.9	$145 Million Convertible Bond Commitment Letter, dated July 15, 2009, between Investment Bank of Greece and the Company (Previously filed as Exhibit 99.F to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)

4.10	Financial Agreement, dated August 18, 2009, among Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.)), Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 27, 2010, and hereby incorporated by reference.)

4.11	Registration Rights Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. and the Company (Previously filed as Exhibit 99.D to the Schedule 13D (Amendment No. 1) of Grandunion Inc. and Focus Maritime Corp., filed on October 22, 2009, and hereby incorporated by reference.)

4.12	Voting Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.B to the Schedule 13D of Grandunion Inc., filed on September 28, 2009, and hereby incorporated by reference.)

4.13	Lock-Up Agreement, dated September 16, 2009, among Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged and accepted by the Company and Grandunion Inc. (Previously filed as Exhibit 99.C to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)

4.14	Lock-Up Agreement, dated September 16, 2009, among Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged and accepted by the Company and Grandunion Inc.(Previously filed as Exhibit 99.D to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)

4.15	Lock-Up Agreement, dated September 16, 2009, between Grandunion Inc. and the Company (Previously filed as Exhibit 99.E to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)

4.16	Facility Agreement, dated October 13, 2009, among the Company, Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) (Previously filed as Exhibit 99.5 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

4.17	Warrant Purchase Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.6 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)

4.18	Warrant Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.7 tothe Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)

4.19	Registration Rights Agreement, dated October 13, 2009, among Investment Bank of Greece, Focus Maritime Corp. and the Company (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)

4.20	Registration Rights Agreement, dated October, 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.9 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

4.21	Registration Rights Agreement, dated January 2, 2010, between NewLead Holdings Ltd. and S. Goldman Advisors. LLC (Previously filed as Exhibit 99.2 to the Schedule 13D of S. Goldman Advisors, LLC filed on December 23, 2010, and hereby incorporated by reference.)

4.22	Registration Rights Agreement, dated August 20, 2012, between the Company and Focus Maritime Corp. (Previously filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.23	Registration Rights Agreement, dated December 5, 2012, between the Company and Prime Shipping Holding Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on February 19, 2013, and hereby incorporated by reference.)

4.24	$80 Million Secured Senior and Junior Term Loan Facility Commitment Letter, dated February 19, 2010 between Bank of Scotland and the Company, as guarantor (Previously filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F, filed on March 18, 2010, and hereby incorporated by reference.)

4.25	Escrow Agreement, dated April 1, 2010, between the Company and Grandunion Inc. and Computershare Trust Company N.A.(Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.26	Registration Rights Agreement, dated April 1, 2010, between the Company and Grandunion Inc. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)

4.27	Second Supplemental Agreement, dated April 1, 2010, in relation to the Loan Agreement, dated November 10, 2006, between the Company, Grand Venetico Inc. and Commerzbank Aktiengesellschaft, for a loan facility of up to $18.0 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.28	Loan Agreement, dated March 19, 2008, among Challenger Enterprises Ltd., Crusader Enterprises Ltd. and Piraeus Bank A.E., for a loan of up to $76.0 million. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)

4.29	Second Supplemental Agreement, dated March 31, 2010, relating to the Loan Agreement dated March 19, 2008, among Challenger Enterprises Ltd., Crusader Enterprises Ltd. and Piraeus Bank A.E., for a loan of up to $76.0 million. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.30	Loan Agreement, dated March 31, 2010, between Grand Oceanos Inc. and Piraeus Bank A.E., for a loan of up to $21.0 million. (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.31	Financial Agreement dated March 31, 2010, among Grand Rodosi Inc., Newlead Shipping S.A., Newlead Bulkers S.A. and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.)), for a credit facility up to $35.0 million. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.32	Senior Facility Agreement dated April 15, 2010, among the Company, Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, for a loan up to $66.7 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.33	Facility Agreement dated April 15, 2010, among Ayasha Trading Corporation, Bethune Properties S.A. Bank of Scotland plc and BTMU Capital Corporation for a loan up to $13.3 million. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.34	Supplemental Deed dated April 26, 2010, among the Company, Bank of Scotland plc and Nordea Bank Finland plc, relating to a $221.4 million term loan facility. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.35	Financial Agreement dated May 6, 2010, among Australia Holdings Ltd., China Holdings Ltd., Brazil Holdings Ltd., Grand Rodosi Inc., Newlead Shipping S.A., Newlead Bulkers S.A. and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.)), for a credit facility up to $65.28 million. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on July 19, 2010, and hereby incorporated by reference.)

4.36	Loan Agreement, dated October 16, 2007, as novated, amended and restated March 31, 2010, and as further noveated, amended and restated on June 4, 2010, between the Newlead Victoria Ltd and West LB relating to a term loan facility of up to $27.5 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)

4.37	Loan Agreement dated July 2, 2010, between FBB-First Business Bank and Grand Spartounta, Inc. for a loan facility of up to $24.15 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)

4.38	Loan Agreement dated October 22, 2007, among Grand Esmeralda Inc., Grand Fortuneship Inc. and EFG Eurobank Ergasias S.A. for a loan facility of up to $32.0 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)

4.39	Third Supplemental Agreement dated July 9, 2010, among Grand Esmeralda Inc., Grandunion Inc., the NewLead Holdings Ltd, Newlead Bulkers S.A. and EFG Eurobank Ergasias S.A. relating to the $32.0 million loan facility dated October 22, 2007. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)

4.40	Fourth Supplemental Agreement dated August 13, 2010 among Grand Esmeralda Inc., the Company, Newlead Bulkers S.A. and EFG Eurobank Ergasias S.A.relating to the $32.0 million loan facility dated October 22, 2007. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)

4.41	Loan Agreement dated July 9, 2010, with DVB Bank SE, Norddeutsche Londesbank Girozentrale and Emporiki Bank of Greece S.A.for a loan facility of up to $48.0 million.(Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)

4.42	First Supplemental Agreement dated July 14, 2010, relating to the $48.0 million loan facility with DVB Bank SE, Norddeutsche Londesbank Girozentrale and Emporiki Bank of Greece S.A.. (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on September 21, 2010, and hereby incorporated by reference.)

4.43	Financial Agreement dated December 10, 2010, with Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd.(formerly, Marfin Egnatia Bank S.A.)), and Investment Bank of Greece for a reducing revolving credit facility of up to $62.0 million. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)

4.44	Second Supplemental Agreement dated November 9, 2010, relating to the $48.0 million loan facility with DVB Bank SE, Norddeutsche Londesbank Girozentrale and Emporiki Bank of Greece S.A... (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on January 11, 2011 and hereby incorporated by reference.)

4.45	Third Supplemental Agreement dated December 15, 2010, relating to the $48.0 million loan facility with DVB Bank SE, Norddeutsche Londesbank Girozentrale and Emporiki Bank of Greece S.A... (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on January 11, 2011, and hereby incorporated by reference.)

4.46	Third Supplemental Agreement, dated November 5, 2010, in relation to the Loan Agreement, dated November 10, 2006, between the Company, Grand Venetico Inc and Commerzbank Aktiengesellschaft, for a loan facility of up to $18.0 million. (Previously filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.47	First Supplemental Agreement, dated October 15, 2010, in relation to Loan Agreement with FBB- First Business Bank S.A. dated July 2, 2010, for a loan facility of up to $24.15 million. (Previously filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.48	Loan Agreement dated May 9, 2011, between Newlead Prosperity Inc. and FBB-First Business Bank S.A.for a loan facility of up to $12.0 million. (Previously filed as Exhibit 4.42 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.49	Second Supplemental Agreement, dated May 9, 2011, in relation to the Loan Agreement dated July 2, 2010, with FBB-First Business Bank S.A., for a loan facility of up to $24.15 million. (Previously filed as Exhibit 4.43 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.50	Fifth Supplemental Agreement dated October 15, 2010 among EFG Eurobank Ergasias S.A., Grand Esmeralda Inc., the Company and Newlead Bulkers S.A.,, relating to the $32.0 million loan facility dated October 22, 2007. (Previously filed as Exhibit 4.45 to the Company’s Annual Report on Form 20-F, filed on July 1,, 2011, and hereby incorporated by reference.)

4.51	Amendment to Escrow Agreement, dated July 2, 2010, between the Company, Grandunion Inc. and Computershare Trust Company N.A. (Previously filed as Exhibit 4.46 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.52	Bareboat Agreement, dated November 23, 2010, between Grand Rodosi Inc. and Prime Hill Maritime Ltd. (Previously filed as Exhibit 4.47 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.53	Bareboat Agreement, dated November 23, 2010, between Australia Holdings Ltd. and Prime Mountain Maritime Ltd. (Previously filed as Exhibit 4.48 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.54	Bareboat Agreement, dated November 23, 2010, between Brazil Holdings Ltd. and Prime Lake Maritime Ltd. (Previously filed as Exhibit 4.49 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.55	Bareboat Agreement, dated November 23, 2010, between China Holdings Ltd. and Prime Time Maritime Ltd. (Previously filed as Exhibit 4.50 to the Company’s Annual Report on Form 20-F, filed on July 1,, 2011, and hereby incorporated by reference.)

4.56	Share Issuance Agreement, dated January 20, 2011, between the Company and Lemissoler Corporate Management Ltd. (Previously filed as Exhibit 4.51 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.57	Bareboat Agreement, dated June 8, 2011, between Curby Navigation Ltd. and Endurance Shipping LLC. (Previously filed as Exhibit 4.52 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.58	Deed of Charge and Assignment, dated November 28, 2012, between Brazil Holdings Limited and Prime Lake Shipping Ltd. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on February 19, 2013, and hereby incorporated by reference.)

4.59	Stipulation of Settlement, dated March 22, 2013, between the Company and Hanover Holdings I, LLC (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on April 5, 2013, and hereby incorporated by reference.)

4.60	Order Approving Fairness, dated April 5, 2013 (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on April 5, 2013, and hereby incorporated by reference.)

4.61	Stipulation of Settlement, dated June 24, 2013, between the Company and Hanover Holdings I, LLC (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on July 10, 2013, and hereby incorporated by reference.)

4.62	Order Approving Fairness, dated July 9, 2013 (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on July 10, 2013, and hereby incorporated by reference.)

4.63	Supplemental Agreement, dated March 28, 2013, relating to the Loan Agreement with Portigon AG, London Branch (formerly West LB AG, London Branch), dated October 16, 2007, as novated, amended and restated March 31, 2010 and June 4, 2010, relating to a term loan facility of up to $27.5 million. (Previously filed as Exhibit 4.65 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.64	Fee Agreement, dated March 28, 2013, with Portigon AG, London Branch. (Previously filed as Exhibit 4.66 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.65	Loan Agreement, dated April 10, 2012, with Mojave Finance Inc. for a facility of $3.0 million. (Previously filed as Exhibit 4.67 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.66	Amendment to the Loan Agreement, dated July 9, 2012, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, for a facility of $3.0 million. (Previously filed as Exhibit 4.69 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.67	Second Amendment to the Loan Agreement, dated January 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012, for a facility of $3.0 million. (Previously filed as Exhibit 4.70 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.68	Third Amendment to the Loan Agreement, dated July 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012 and as further amended January 9, 2013, for a facility of $3.0 million. (Previously filed as Exhibit 4.71 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.69	Loan Agreement, dated March 8, 2013 between New Lead JMEG LLC and Oppenheim Capital Ltd. for a facility of $1.35 million. (Previously filed as Exhibit 4.72 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.70	Amended and Restated Registration Rights Agreement, dated April 10, 2013, by and between the Company and Piraeus Bank A.E. (Previously filed as Exhibit 4.73 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.71	Business Agreement Relating to the Five Mile and Elk Valley Property, dated December 18, 2012, by and between, among others, the Company, Cypress Camon Energy, LLC and Cypress Camon Investment Management, LLC. (Previously filed as Exhibit 4.74 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.72	Asset Purchase Agreement, dated June 13, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC. (Previously filed as Exhibit 4.75 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.73	Amendment to Asset Purchase Agreement, dated October 15, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC. (Previously filed as Exhibit 4.76 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.74	Second Amendment to the Asset Purchase Agreement, dated November 6, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC. (Previously filed as Exhibit 4.77 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.75	Asset Purchase Agreement, dated as of May 10, 2012, between Williams Industries, LLC and Kentucky Fuel Corporation. (Previously filed as Exhibit 4.78 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.76	Third Amendment to the Asset Purchase Agreement, dated November 6, 2012, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. (Previously filed as Exhibit 4.79 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.77	Fourth Amendment to the Asset Purchase Agreement, dated February 12, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. (Previously filed as Exhibit 4.80 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.78	Fifth Amendment to the Asset Purchase Agreement, dated March 18, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. (Previously filed as Exhibit 4.81 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.79	Sixth Amendment to the Asset Purchase Agreement, dated November 5, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc.*

4.80	Amended and Restated Forbearance Agreement, effective March 18, 2013, between the Company and Kentucky Fuel Corporation. (Previously filed as Exhibit 4.82 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.81	Amended and Restated Forbearance Agreement, effective March 18, 2013, by and between the Company and Williams Industries, LLC. (Previously filed as Exhibit 4.83 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.82	Assignment Agreement: Five Mile, dated December 21, 2012, between Cypress Camon Energy, LLC and the Company. (Previously filed as Exhibit 4.84 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.83	Asset Purchase and Sale Agreement, effective April 27, 2012, between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC. (Previously filed as Exhibit 4.85 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.84	Reinstatement and Amendment to Asset Purchase and Sale Agreement, dated November 27, 2012, by and between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC. (Previously filed as Exhibit 4.86 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.85	Second Reinstatement and Amendment to Asset Purchase and Sale Agreement, dated March 14, 2013, by and between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC. (Previously filed as Exhibit 4.87 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.86	Assignment Agreement: Elk Valley, dated December 21, 2012, between Cypress Camon Energy, LLC and the Company. (Previously filed as Exhibit 4.88 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.87	Nickel Purchase Agreement between N.M. Kandilis S.A. and NewLead Holdings Ltd., dated January 4, 2013. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 23, 2013, and hereby incorporated by reference.)

4.88	Lock-Up Agreement, dated January 4, 2013, between the Company and Mr. Vasileios Telikostoglou. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on June 26, 2013, and hereby incorporated by reference.)

4.89	Lock-Up Agreement, dated January 4, 2013, between the Company and Essential Holding Ltd. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on June 26, 2013, and hereby incorporated by reference.)

4.90	Deed of Cancellation, dated May 24, 2013, between the Company and N.M. Kandilis S.A. (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on June 18, 2013, and hereby incorporated by reference.)

4.91	Unit Purchase Agreement, dated as of September 13, 2013, by and among Mine Investment, LLC, New Lead Holdings, Ltd. and Pallas Holdings, LLC.*

4.92	Unit Purchase Agreement, dated as of December 9, 2013, by and among Coal Essence Prep Plant LLC, New Lead Holdings, Ltd. and Pallas Highwall Mining, LLC.*

4.93	Stipulation of Settlement between the Company and Hanover Holdings I LLC, dated November 21, 2013. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on December 2, 2013, and hereby incorporated by reference.)

4.94	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated December 2, 2013. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on December 2, 2013, and hereby incorporated by reference.)

4.95	Securities Purchase Agreement, dated as of December 23, 2013. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

4.96	Registration Rights Agreement, dated as of December 23, 2013. (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

4.97	Share Subscription Agreement, dated as of March 4, 2014. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on March 10, 2014, and hereby incorporated by reference.)

8.1	List of Subsidiaries.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer.*

13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Letter dated May 5, 2014 by PricewaterhouseCoopers Auditing Company S.A., as required by Item 16F of Form 20-F.*

15.2	Letter dated May 7, 2014 by Eisner Amper LLP, as required by Item 16F of Form 20-F.*

16.1	Mine Safety Disclosure, as required by item 16H of Form 20-F.*

101.1	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Loss; (iii) Consolidated Statements of Changes in Shareholders’ Deficit; (iv) Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements as blocks of text.*

* Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NewLead Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of NewLead Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2013. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 5 to the consolidated financial statements, the Company acquired two businesses for approximately $42 million. The Company has recorded these values based on preliminary valuations which are subject to revisions upon completion of the final valuation analysis.

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

/s/ Cherry Bekaert LLP

Charlotte, North Carolina

May 9, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NewLead Holdings Ltd.:

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ deficit, and cash flows of NewLead Holdings Ltd. and subsidiaries (the “Company”) for the year ended December 31, 2011. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of NewLead Holdings Ltd. and subsidiaries for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss, negative operating cash flows, a working capital deficiency, and shareholders’ deficiency and has defaulted under its credit facility agreements. Such conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ EisnerAmper LLP

New York, New York

May 9, 2014

NEWLEAD HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share amounts)

		As of December 31,	As of December 31,
	Note	2013	2012

ASSETS
Current assets
Cash and cash equivalents		$2,271	$1,043
Restricted cash	8	-	1,311
Trade receivables, net		3,573	3,586
Other receivables		3,224	4,980
Due from related parties		10	5
Due from Joint Ventures		1,679	-
Inventories		288	81
Prepaid expenses		888	646
Deferred charges, net	12	489	573
Total current assets		12,422	12,225

Restricted cash	8	31	31
Investments in Joint Ventures	6	-	1,040
Advances for acquisition of coal property	5	21,855	11,000
Advances for vessel acquisition	10	22,747	-
Vessels and other fixed assets, net	10	35,067	37,503
Property equipement and mine development costs	11	10,051	-
Owned and leased mineral net of accumulated depletion rights, land and building	11	20,977	-
Goodwill	7	28,007	-
Other non-current assets		174	-
Total non-current assets		138,909	49,574

Total assets		$151,331	$61,799

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Current portion of long-term debt	16	$60,306	$78,739
Accounts payable, trade	13	21,451	13,618
Accrued liabilities	14	15,173	10,660
Share settled debt	15	72,595	-
Convertible notes, net	17	101,651	62,552
Promissory notes payable	5	-	11,000
Derivative financial instruments	22	20,491	767
Due to related parties		34	90
Total current liabilities		291,701	177,426

Non-current liabilities
Asset retirement obligations	18	979	-
Total non-current liabilities		979	-
Total liabilities		292,680	177,426

Commitments and contingencies	23

Shareholders' deficit
Preferred Shares, $0.01 par value, 500 million shares authorized, none issued		-	-
Common Shares, $0.10 par value, 1 billion shares authorized, 3.23 million and 0.88 million shares issued and outstanding as of December 31, 2013 and December 31, 2012, respectively		324	88
Additional paid-in capital		832,911	700,679
Accumulated deficit		(973,263)	(815,031)
Other comprehensive income		34	-
Total NewLead Holdings' shareholders' deficit		(139,994)	(114,264)
Noncontrolling interest	6	(1,355)	(1,363)
Total shareholders' deficit		(141,349)	(115,627)
Total liabilities and shareholders' deficit		$151,331	$61,799

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	Note	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

Shipping related	19	$7,140	$8,928	$12,220
Coal related	19	203	-	-
OPERATING REVENUES		7,343	8,928	12,220
EXPENSES:
Commissions		(80)	(107)	(150)
Voyage expenses		(1,006)	(158)	(146)
Vessel operating expenses		(4,598)	(3,266)	(2,928)
Costs of coal sales		(75)	-	-
Selling, general and administrative expenses		(81,893)	(8,249)	(16,521)
Depreciation, depletion and amortization expenses		(2,860)	(6,564)	(8,180)
Impairment losses	3, 9, 10, 26	-	(7,054)	(83,950)
		(90,512)	(25,398)	(111,875)
Operating loss from continuing operations		(83,169)	(16,470)	(99,655)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	16	(62,670)	(86,549)	(22,672)
Loss on extinguishment of convertible notes	17	-	(293,109)	-
Interest income		-	-	68
Change in fair value of derivatives		(220)	-	-
Other income / (expense), net		47	(3,528)	(1,457)
Total other expenses, net		(62,843)	(383,186)	(24,061)
Loss before equity in net earnings in Joint Ventures		(146,012)	(399,656)	(123,716)
Loss from investments in Joint Ventures	6	(790)	(2,469)	-
Loss from continuing operations		(146,802)	(402,125)	(123,716)
Loss from discontinued operations	26	(11,422)	(1,800)	(166,679)
Net loss		(158,224)	(403,925)	(290,395)
Less: Net (gain) / loss attributable to the noncontrolling interest	6	(8)	1,363	-
Net loss attributable to NewLead Holdings' Shareholders		$(158,232)	$(402,562)	$(290,395)
Loss per share:
Basic and diluted
Continuing operations		$(110.66)	$(1,124.50)	$(7,511.60)
Discontinued operations		$(8.61)	$(5.03)	$(10,120.16)
Total		$(119.27)	$(1,129.53)	$(17,631.76)
Weighted average number of shares:
Basic and diluted		1,326,545	357,604	16,470
Other comprehensive income
Unrealized gain on investments in available for sale securities		34	-	-
Total other comprehensive income		$34	$-	$-
Total comprehensive loss attributable to NewLead Holdings' Shareholders		$(158,198)	$(402,562)	$(290,395)

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts expressed in thousands of U.S. dollars except share amounts)

	Note	Common Shares numbers in thousands	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total NewLead Holdings' Shareholders' Deficit	Noncontrolling Interest	Total Shareholders' Deficit

Balance at December 31, 2010		16	$2	$208,353	$(122,074)	$-	$86,281	$-	$86,281
Net loss		-	-	-	(290,395)	-	(290,395)	-	(290,395)
Issuance of common shares	21	0	0	87	-	-	87	-	87
Share-based compensation	20	1	0	1,593	-	-	1,593	-	1,593
Balance at December 31, 2011		17	$2	$210,033	$(412,469)	$-	$(202,434)	$-	$(202,434)
Net loss		-	-	-	(402,562)	-	(402,562)	(1,363)	(403,925)
Issuance of common shares	21	2	0	1,024	-	-	1,024	-	1,024
Issuance of common shares - settlement of liabilities	13, 16	856	86	486,199	-	-	486,285	-	486,285
Issuance of warrants	22	-	-	1,015	-	-	1,015	-	1,015
Share-based compensation	20	7	-	2,408	-	-	2,408	-	2,408
Balance at December 31, 2012		882	$88	$700,679	$(815,031)	$-	$(114,264)	$(1,363)	$(115,627)
Net loss		-	-	-	(158,232)	-	(158,232)	8	(158,224)
Issuance of common shares - advance for acquisition of coal property	11	996	100	50,319	-	-	50,419	-	50,419
Issuance of common shares - settlement of liabilities	13, 15	1,232	123	44,533	-	-	44,656	-	44,656
Issuance of common shares - warrants exercise	21	26	3	11,949	-	-	11,952	-	11,952
Beneficial conversion feature on the convertible senior notes	17	-	-	248		-	248	-	248
Share-based compensation	20	98	10	25,183	-	-	25,193	-	25,193
Other comprehensive income		-	-	-	-	34	34	-	34
Balance at December 31, 2013		3,234	$324	$832,911	$(973,263)	$34	$(139,994)	$(1,355)	$(141,349)

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2013	2012	2011

OPERATING ACTIVITIES:
Net loss	$(158,224)	$(403,925)	$(290,395)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,860	5,989	36,945
Impairment losses	-	7,054	234,109
Provision for doubtful receivables	47	618	243
Amortization and write-off of deferred financing costs	460	5,733	7,930
Amortization of deferred charter revenue	-	-	(568)
Amortization of backlog asset	-	1,603	8,697
Amortization of the beneficial conversion feature	264	71,561	8,161
Change in fair value of derivative financial instruments	(278)	(564)	(1,153)
Gain on disposal of vessels and release of debt (non-cash)	-	(33,005)	-
Share-based compensation	25,193	2,412	1,582
Warrants compensation expense	7,104	1,015	-
Loss on equity settlement	83,786	342,985	-
Discounts from suppliers	(162)	(1,355)	-
Gain on sale of vessels	-	(16,258)	(13,363)
Loss from investments in Joint Ventures	790	2,469	-
(Increase) decrease in:
-Trade receivables	149	8,127	(6,740)
-Other receivables	1,790	(1,583)	(1,211)
-Inventories	(207)	1,389	1,300
-Prepaid expenses	(242)	1,208	(611)
-Due from/to Joint Ventures	(118)	-	-
-Due from/to managing agent	-	-	489
-Due from/to related parties	628	275	330
Increase (decrease) in:
-Accounts payable, trade	29,111	(2,866)	5,344
-Accrued liabilities	4,718	(70)	11,638
-Deferred income	(174)	(2,911)	834
Payments for dry-docking / special survey costs	(366)	(985)	(6,650)
Net cash used in operating activities	(2,871)	(11,084)	(3,089)
INVESTING ACTIVITIES:
Vessel acquisitions	(390)	-	(23,863)
Vessels under construction	-	(185)	(89,364)
Joint Ventures	-	(2,486)	-
Restricted cash for vessel installment payments	-	-	11,033
Coal acquisition	(125)	-	-
Cash surrendered through subsidiaries' foreclosure	-	(665)	-
Other fixed asset acquisitions	(1,156)	-	(190)
Proceeds from the sale of vessels	-	85,172	32,772
Net cash (used in) / provided by investing activities	(1,671)	81,836	(69,612)
FINANCING ACTIVITIES:
Principal repayments of long-term debt	(1,400)	(76,203)	(94,879)
Proceeds from long-term debt	300	3,000	51,318
Proceeds from notes, net	5,309	-	-
Proceeds from warrants issuance	250	-	-
Restricted cash for debt repayment	1,311	(1,061)	31,992
Proceeds from the sale and leaseback of vessels	-	-	26,600
Capital lease payments	-	-	(4,040)
Payments for deferred charges	-	(564)	(702)
Net cash provided by / (used in) financing activities	5,770	(74,828)	10,289
Net increase/ (decrease) in cash and cash equivalents	1,228	(4,076)	(62,412)
Cash and cash equivalents
Beginning of period	1,043	5,119	67,531
End of period	$2,271	$1,043	$5,119

Supplemental Cash Flow information:
Interest paid, net of capitalised interest	$1,971	$7,875	$30,642
Issuance of common shares and warrants for acquisition of coal properties	$-	$1,042	$-
Release of liabilities for vessels under construction	$-	$9,179	$-
Release of debt related to vessels under construction	$-	$5,492	$-
Disposal of vessels applied to related debt	$-	$105,498	$-
Disposal of vessels applied to capital lease obligations	$-	$30,481	$-
Issuance of common shares for settlement of 7% Notes	$-	$138,111	$-
Capital lease obligations settled with common shares and 4.5% convertible note	$-	$58,057	$-
Release of purchase option liabilities	$-	$2,194	$-
Assets and liabilities disposed of by foreclosure:
- Vessels	$-	$93,993	$-
- Long-term debt	$-	$76,836	$-
- Capital lease obligations	$-	$26,301	$-
- Disposed other assets / liabilities, net	$-	$12,546	$-
Issuance of common shares for settlement of Piraeus Bank Credit Facilities	$17,033	$-	$-
Issuance of common shares to settle liabilities	$25,185	$11,694	$-
Assets acquired and liabilities assumed under business acquisitions:
Land, buildings, production equipment	$9,650	$-	$-
- Other assets and liabilities, net acquired	$(15,073)	$-	$-
Mineral rights under lease	$20,117	$-	$-
Progress payment payable for vessels under construction	$-	$-	$8,873
Sale of vessels applied to related debt	$-	$-	$64,532

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

1. DESCRIPTION OF BUSINESS

NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005.

NewLead has historically been an international shipping company and is now an international, vertically integrated shipping and commodity company. As of December 31, 2013, the Company owns two dry bulk vessels and manages two double-hulled product tankers owned by third parties. In addition, on September 15, 2013, the Company signed a memorandum of agreement for the acquisition of a newbuilding Eco Type Handysize double hull, which is expected to be delivered in the third quarter of 2014. NewLead’s principal activity is the ownership and operation of dry bulk vessels and the operation of product tankers owned by third parties that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide. In addition, under specific management agreements, the Company performs part of the commercial, technical and operational management of vessels owned by a third party.

On October 17, 2013 and on December 6, 2013, a 1−for−15 and a 1−for−3 reverse share split of NewLead’s common shares, respectively, was effected, after the approval by the Company’s Board of Directors and by written consent of a majority of shareholders. The reverse share splits consolidated every 15 common shares and every 3 common shares, respectively, into one common share, with par value of $0.01 per share. In addition, on March 6, 2014, a 1−for−10 reverse share split of NewLead’s common shares, was effected, after the approval by the Company’s Board of Directors and by written consent of a majority of shareholders. The reverse share split consolidated every 10 common shares into one common share, and as a result the Company’s par value of common share increased from $0.01 to $0.10 per share. There can be no assurances that the Company will not undertake further reverse splits subsequent to the filing of this report. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse splits. In respect to the underlying common shares associated with share options and any derivative securities, where applicable, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio and 1:10 ratio, respectively, for all periods presented. Due to such reverse share split, earnings per share, convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 reflect the reverse share split.

In April 2012, a wholly-owned U.S. subsidiary of the Company entered into a joint venture agreement with J Mining & Energy Group to purchase from them thermal coal (used in power plants for electricity generation) located in Kentucky, USA. The joint venture has entered into agreements to purchase certain quantities of thermal coal with specified minimum qualities (after processing at the mine by the mine operator) over a five-year period. Once the Company commences its mining operations, the Company expects to market and distribute the thermal coal to end users or distributors, located primarily in Asia, and transport it using the Company’s vessels. In connection with entering into the joint venture arrangement in April 2012, the Company’s U.S. subsidiary was converted from a Delaware limited liability company into a Delaware corporation and its name was changed from NewLead Holdings (US) LLC to NewLead Holdings (US) Corp. In addition, in April 2012, NewLead entered into an agreement for the establishment of a new entity, NewLead Mojave Holdings LLC. The Company contributed to the capital of the new entity 100% of NewLead Holdings (US) Corp. share capital, while Mojave Finance Inc. agreed to make available a loan of $3,000 to NewLead Holdings (US) Corp. The Company controls 52% of NewLead Mojave Holdings LLC.

On September 13, 2013, the Company acquired all of the issued and outstanding membership interests of Viking Acquisition Group, LLC, a Kentucky limited liability company (“VAG”), pursuant to the terms of a unit purchase. VAG’s primary asset was the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky. On December 9, 2013, the Company acquired a coal wash plant located in Pike County, Kentucky, through membership interests of Viking Prep Plant LLC (“VPP”).

In 2013 the Company completed the negotiations with its lenders under the Financing Documents (as defined in Note 16) regarding the terms of the Restructuring Proposal (as defined in Note 16) presented on November 8, 2011 and finalized the satisfaction and release of the Company’s obligations under certain of its debt agreements and the amendment of the terms of certain other debt agreements. As part of the restructuring efforts, the Company has sold vessels as part of the arrangements with its lenders to reduce and discharge the Company’s obligations. During 2011 and 2012, the Company sold, disposed of or handed control over to its lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring plan. To the extent that the Company has sold vessels, the sale proceeds have been used to repay the related debt. See Notes 16, 17 and 26 for a detailed description of the restructuring plan.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

In connection with the 2009 recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009, between the Company and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (as the successor of Cyprus Popular Bank)”), and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. (“Focus”) as purchasers. In November 2009, Focus Maritime Corp., a company controlled by Michail Zolotas, the Company’s Chairman and Chief Executive Officer, converted $20,000 of the 7% Notes into approximately 5,000 new common shares. In connection with the Company’s debt restructuring, on July 2, 2012, the Company entered into an agreement with Focus for the conversion of its remaining $124,900 of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus as an inducement for the conversion, into approximately 589,000 common shares of the Company. As of December 31, 2013, Investment Bank of Greece retained $100 outstanding principal amount of the 7% Notes. The Investment Bank of Greece was also granted warrants to purchase up to 926 common shares of the Company at an exercise price of $10,800 per share, with an expiration date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company (refer to Note 17). As a result of this conversion, Focus, as at December 31, 2013, owned approximately 18% of the Company’s outstanding common shares. For the year ended December 31, 2012, Focus owned approximately 67% of the Company’s outstanding common shares.

Newlead Shipping S.A. (“Newlead Shipping”), a subsidiary of the Company, is an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry. Newlead Shipping holds the following accreditations:

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

Going concern

The Company has experienced net losses, negative operating cash flows, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, which have affected, and which are expected to continue to affect, its ability to satisfy its obligations. In addition, as described in Notes 16 and 17, the Company is in default under various debt obligations which are currently due on demand. Charter rates for bulkers have experienced a high degree of volatility and continue to be distressed. To date, the Company has also been unable to generate sustainable positive cash flows from operating activities. For the year ended December 31, 2013, the Company’s loss from continuing operations was $146,802. As of December 31, 2013, the Company’s cash and cash equivalents were $2,271 and current liabilities of $291,701 were payable within the next twelve months.

The above conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

The Company’s existence is dependent upon its ability to obtain necessary financing, which the Company is currently in the process of attempting to secure. The Company believes that its existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute its business plan and continue operations for the next twelve months without additional funding. The Company intends to continue to explore various strategic alternatives, including the sale of equity or debt to raise additional capital. Management is also actively taking steps to increase future revenues and reduce the Company’s future operating expenses. However, the Company cannot provide any assurance that operating results will generate sufficient cash flow to meet its working capital needs or that it will be able to raise additional capital as needed.

If repayment of all of the Company’s indebtedness was accelerated as a result of its current events of default, the Company may not have sufficient funds at the time of acceleration to repay most of its indebtedness and it may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to the Company or on any terms, which could have a material adverse effect on its ability to continue as a going concern.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

2. SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

NewLead’s subsidiaries included in these consolidated financial statements were as follows:

		Country of		Statement of operations
Company Name		Incorporation	Nature / Vessel Name	2013	2012	2011
1	Land Marine S.A.	Marshall Islands	Dissolved (1)	—	—	—
2	Rider Marine S.A.	Marshall Islands	Dissolved (2)	—	—	—
3	Ostria Waves Ltd.	Marshall Islands	Dissolved (3)	—	—	—
4	Altius Marine S.A.	Marshall Islands	Dissolved (4)	—	—	1/1/2011 — 12/22/2011
5	Fortius Marine S.A.	Marshall Islands	Dissolved (4)	—	—	1/1/2011 — 12/22/2011
6	Ermina Marine Ltd.	Marshall Islands	Dissolved (5)	—	—	—
7	Chinook Waves Corporation	Marshall Islands	Dissolved (6)	—	—	—
8	Compass Overseas Ltd.	Bermuda	Vessel owning company (7)	—	1/1/2012 — 1/31/2012	1/1/2011 — 12/31/2011
9	Compassion Overseas Ltd.	Bermuda	Vessel owning company (7)	—	1/1/2012 — 1/31/2012	1/1/2011 — 12/31/2011
10	Australia Holdings Ltd.	Liberia	Vessel owning company (8)	—	1/1/2012 — 1/31/2012	1/1/2011 — 12/31/2011
11	Brazil Holdings Ltd.	Liberia	Vessel owning company (9)	—	1/1/2012 — 3/19/2012	1/1/2011 — 12/31/2011
12	China Holdings Ltd.	Liberia	Dissolved (10)	—	1/1/2012 — 2/11/2012	1/1/2011 — 12/31/2011
13	Curby Navigation Ltd.	Liberia	Foreclosed (11)	—	1/1/2012 — 3/14/2012	6/13/2011 — 12/31/2011
14	Newlead Victoria Ltd.	Liberia	M/V Newlead Victoria	1/1/2013 — 12/31/2013	1/1/2012 — 12/31/2012	1/1/2011 — 12/31/2011
15	Grand Venetico Inc.	Marshall Islands	Vessel owning company (12)	—	1/1/2012 — 5/8/2012	1/1/2011 — 12/31/2011
16	Grand Oceanos Inc.	Liberia	Vessel owning company (13)	—	1/1/2012 — 1/11/2012	1/1/2011 — 12/31/2011
17	Grand Rodosi Inc.	Liberia	Revoked (14)	—	1/1/2012 — 2/7/2012	1/1/2011 — 12/31/2011
18	Challenger Enterprises Ltd.	Liberia	Vessel owning company (15)	—	1/1/2012 — 7/19/2012	1/1/2011 — 12/31/2011
19	Crusader Enterprises Ltd.	Liberia	Vessel owning company (15)	—	1/1/2012 — 7/27/2012	1/1/2011 — 12/31/2011
20	Newlead Shipping S.A.	Panama	Management company	—	—	—
21	Newlead Bulkers S.A.	Liberia	Management company	—	—	—
22	Santa Ana Waves Corporation	Marshall Islands	Dissolved (16)	—	—	—
23	Makassar Marine Ltd.	Marshall Islands	Dissolved (17)	—	—	—
24	Seine Marine Ltd.	Marshall Islands	Dissolved (18)	—	—	—
25	Vintage Marine S.A.	Marshall Islands	Dissolved (19)	—	—	—
26	Jubilee Shipholding S.A.	Marshall Islands	Dissolved (19)	—	—	—
27	Olympic Galaxy Shipping Ltd.	Marshall Islands	Dissolved (20)	—	—	—
28	Dynamic Maritime Co.	Marshall Islands	Dissolved (20)	—	—	—
29	AMT Management Ltd.	Marshall Islands	Management company	—	—	—
30	NewLead Holdings (US) Corp. (ex NewLead Holdings (ex Aries Maritime) (US) LLC)	Delaware, USA	Operating company (21)	—	—	—
31	Abroad Consulting Ltd.	Marshall Islands	Dissolved (22)	—	—	—
32	Leading Marine Consultants Inc.	Marshall Islands	Dissolved (36)	—	—	—
33	Ayasha Trading Corporation	Liberia	Foreclosed (23)	—	1/1/2012 — 2/24/2012	1/1/2011 — 12/31/2011
34	Bethune Properties S.A.	Liberia	Foreclosed (24)	—	1/1/2012 — 2/24/2012	11/10/2011 — 12/31/2011
35	Grand Esmeralda Inc.	Liberia	Vessel owning company (25)	—	1/1/2012 — 2/16/2012	1/1/2011 — 12/31/2011
36	Grand Markela Inc.	Liberia	M/V Newlead Markela	1/1/2013 — 12/31/2013	1/1/2012 — 12/31/2012	1/1/2011 — 12/31/2011
37	Grand Spartounta Inc.	Marshall Islands	Vessel owning company (26)	—	—	1/1/2011 — 9/13/2011
38	Newlead Progress Inc.	Marshall Islands	Dissolved (37)	—	—	—
39	Newlead Prosperity Inc.	Marshall Islands	Vessel owning company (26)	—	—	1/1/2011 — 9/20/2011
40	Grand Affection S.A.	Marshall Islands	Vessel owning company (27)	—	1/1/2012 — 3/26/2012	7/28/2011 — 12/31/2011
41	Grand Affinity S.A.	Marshall Islands	Hull owing company (28)	—	—	—
42	Newlead Stride Inc.	Marshall Islands	Dissolved (20)	—	—	—
43	Grand Victoria Pte Ltd.	Singapore	Dormant company	—	—	—
44	Newlead Bulker Holdings Inc.	Marshall Islands	Sub-holding company	—	—	—
45	Newlead Tanker Holdings Inc.	Marshall Islands	Dissolved (38)	—	—	—
46	Mote Shipping Ltd.	Malta	Dissolved (20)	—	—	—
47	Statesman Shipping Ltd.	Malta	Dissolved (29)	—	—	—
48	Trans Continent Navigation Ltd.	Malta	Dormant company	—	—	—
49	Trans State Navigation Ltd.	Malta	Dormant company	—	—	—
50	Bora Limited	British Virgin Islands	Dormant Company	—	—	—
51	Newlead Trading Inc.	Liberia	Revoked (30)	—	—	—
52	New Lead JMEG LLC	Delaware, USA	Trading company (31)	—	—	—
53	Newleadjmeg Inc.	Marshall Islands	Dormant company (32)	—	—	—
54	NewLead Mojave Holdings LLC	Delaware, USA	Operating company (33)	—	—	—
55	Ocean Hope Shipping Ltd.	Malta	Dormant company	—	—	—
56	Mines Investments Corp.	Marshall Islands	Coal operating company (34)	2/12/2013 — 12/31/2013	—	—
57	Mine Investments LLC	Delaware, USA	Coal operating company (35)	2/15/2013 — 12/31/2013	—	—
58	Five Mile Investment LLC	Delaware, USA	Coal operating company (35)	2/15/2013 — 12/31/2013	—	—
59	Elk Valley Investment LLC	Delaware, USA	Coal operating company (35)	2/15/2013 — 12/31/2013	—	—
60	Viking Acquisition Group LLC	Kentucky, USA	Coal operating company (39)	9/13/2013 — 12/31/2013	—	—
61	Coal Essence Mine LLC	Kentucky, USA	Coal operating company (40)	12/10/2013 — 12/31/2013	—	—
62	Coal Essence Prep Plant LLC	Kentucky, USA	Coal operating company (41)	12/5/2013 — 12/31/2013	—	—
63	Viking Prep Plant LLC	Kentucky, USA	Coal operating company (42)	12/9/2013 — 12/31/2013	—	—

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

1)	M/T High Land was sold and delivered to its new owners on September 15, 2010. The shipowning company was dissolved on September 21, 2011.

2)	M/T High Rider was sold and delivered to its new owners on April 22, 2010. The shipowning company was dissolved on September 21, 2011.

3)	M/T Ostria was sold and delivered to its new owners on September 7, 2010. The shipowning company was dissolved on September 21, 2011.

4)	M/T Newlead Avra and M/T Newlead Fortune were sold and delivered to their new owners on December 22, 2011. The shipowning company was dissolved on September 2, 2013.

5)	M/T Nordanvind was sold and delivered to its new owners on September 7, 2010. The shipowning company was dissolved on January 13, 2013.

6)	M/T Chinook was sold and delivered to its new owners on April 15, 2010. The shipowning company was dissolved on January 13, 2013.

7)	M/T Newlead Compass and M/T Newlead Compassion were sold and delivered to their new owners on January 31, 2012.

8)	M/V Australia was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on January 31, 2012.

9)	M/V Brazil was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on March 19, 2012.

10)	M/V China was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on February 11, 2012. The shipowning company was dissolved on November 1, 2013.

11)	On March 14, 2012, the lessor foreclosed on M/V Newlead Endurance. Newlead Bulkers had the commercial, technical and operational management of the vessel until March 31, 2012.

12)	M/V Newlead Venetico was sold and delivered to its new owners on May 8, 2012.

13)	M/V Grand Ocean was sold and delivered to its new owners on January 11, 2012.

14)

M/V Grand Rodosi was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on February 7, 2012. The

shipowning company was revoked on October 15, 2013 and is expected to be dissolved.

15)	M/T Hiona and M/T Hiotissa were sold and delivered to their new owners on July 19, 2012 and July 27, 2012, respectively. After these dates, Newlead Shipping continued to have part of the commercial, technical and operational management of these vessels. On February 25, 2013, the Company received notices of redelivery and termination, which were effected during June 2013, pursuant to the terms of the management agreements governing such services.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

16)	The company was dissolved on November 9, 2010.

17)	M/V Saronikos Bridge was sold and delivered to its new owners on January 7, 2010. The shipowning company was dissolved on July 28, 2011.

18)	M/V MSC Seine was sold and delivered to its new owners on January 20, 2010. The shipowning company was dissolved on July 28, 2011.

19)	These shipowning companies were dissolved on September 21, 2011.

20)	Olympic Galaxy Shipping Ltd. and Dynamic Maritime Co. were dissolved on July 28, 2011. Newlead Stride Inc. was dissolved on November 22, 2011. Mote Shipping Ltd. was dissolved on August 5, 2011.

21)	The Company controls 52% of NewLead Holdings (US) Corp. through NewLead Mojave Holdings LLC.

22)	The company was dissolved on June 15, 2010.

23)	On February 24, 2012, the lender foreclosed on the shares of Ayasha Trading Corporation (owner of M/V Newlead Tomi). Newlead Bulkers had the commercial, technical and operational management of the vessel until April 18, 2012.

24)	On February 24, 2012, the lender foreclosed on the shares of Bethune Properties S.A. (owner of M/V Newlead Gujarat). Newlead Bulkers had the commercial, technical and operational management of the vessel until May 21, 2012.

25)	M/V Newlead Esmeralda was sold and delivered to its new owners on February 16, 2012.

26)	M/V Newlead Spartounta and M/V Newlead Prosperity were sold and delivered to their new owners on September 13, 2011 and September 20, 2011, respectively.

27)	On July 28, 2011, Hull 4023, named Navios Serenity, was delivered from a Korean shipyard. On March 26, 2012, M/V Navios Serenity was sold and delivered to its new owners. The shipowning company was dissolved on January 15, 2014.

28)	On May 22, 2012, the Shipbuilding Contract for Hull 4029 with SPP Shipbuilding Co. Ltd. was terminated. The shipowning company was dissolved on January 15, 2014.

29)	The company was dissolved on August 5, 2011.

30)	Newlead Trading Inc. was established on July 1, 2011 as a joint venture between the Company and a third party. The Company owns 50% of the shares of Newlead Trading Inc. No operations have taken place by this entity. The company was revoked on April 15, 2013 and is expected to be dissolved.

31)	New Lead JMEG LLC was established on April 11, 2012 as a joint venture between the Company and J Mining & Energy Group.

32)	Newleadjmeg Inc. was established on February 23, 2012. The Company owns 50% of the shares of Newleadjmeg Inc. No transactions have taken place by this entity.

33)

NewLead Mojave Holdings LLC was established on April 30, 2012. The Company controls 52% of NewLead Mojave Holdings LLC and is entitled to and is liable for the total net assets of NewLead Mojave Holdings LLC according to this percentage of control.

34)	The company was established on February 12, 2013, for operation of coal business.

35)	The companies were established on February 15, 2013, for operation of coal business.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

36)	The company was dissolved on September 2, 2013.

37)	The company was dissolved on January 14, 2013.

38)	The company was dissolved on January 14, 2013.
39)	The company was acquired on September 13, 2013 (see Note 5).
40)	The company was established on December 10, 2013, for operation of coal business.
41)	The company was established on December 5, 2013, for operation of coal business.
42)	The company was acquired on December 9, 2013 (see Note 5).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Exploration-Stage Company:

The Company’s mining segment is considered an exploration stage company under SEC criteria because it has not demonstrated the existence of proven or probable reserves at any of the properties. Accordingly, as required by the SEC guidelines and U.S. GAAP for companies in the exploratory stage, substantially all of its investment in mining properties subsequent to acquisition have been expensed and therefore do not appear as assets on its balance sheet. The Company therefore also expensed exploration and development expenditures in 2013 related to the properties. Certain expenditures, such as expenses for mining or other general purpose equipment, may be capitalized, subject to management evaluation of the possible impairment of the asset.

Basis of Presentation:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Certain immaterial reclassifications to the prior years’ presentation have been made to conform to the current year presentation.

Principles of Consolidation:

The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are those entities in which NewLead has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of each one.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Foreign Currency Transactions:

The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars and the Company’s debt is denominated in U.S. dollars. The accounting records of the Company’s subsidiaries are maintained in U.S. dollars. Transactions involving other currencies during a year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of operations and comprehensive loss.

Cash and Cash Equivalents:

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents. For its mining operations the Company maintains cash deposits with financial institutions that, at times, may exceed federally insured limits. As of December 31, 2013, cash balances exceeded federally insured limits by approximately $1,542.

Restricted Cash:

Restricted cash includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements. In addition, it includes cash collateralized, cash that can be withheld at any time by such banks following events of default, as well as retention accounts which contain the proceeds from the sale of the vessels. The funds can only be used for the purposes of interest payments and loan repayments.

Trade Receivables, Net and Other Receivables:

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and coal customers, net of allowance for doubtful accounts. Accounts receivable involve risk, including the credit risk of nonpayment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at December 31, 2013 and December 31, 2012 amounted to $2,429 and $2,382, respectively, and relates to continuing and discontinued operations in shipping business. Other receivables relate mainly to claims for hull and machinery and loss of hire insurers, guarantees, as well as to amounts to be received from Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the settlement of outstanding liabilities relating to the four dry bulk vessels (Note 26), as part of an agreement entered into with Lemissoler on November 28, 2012.

Inventories:

Inventories, which comprise bunkers and lubricants remaining on board the vessels at year end, are valued at the lower of cost and market value as determined using the first in-first out method.

Coal inventories are stated at the lower of average cost or market. The cost of coal inventories is determined based on average cost of production, which includes all costs incurred to extract, transport and process the coal. Market represents the estimated replacement cost, subject to a floor and ceiling, which considers the future sales price of the product as well as remaining estimated preparation and selling costs. Coal is reported as inventory at the point in time the coal is extracted from the mine. Material and supplies inventories are valued at average cost, less an allowance for obsolete and surplus items. The Company’s mining operations do not currently have inventory on hand.

Equity Investment:

The Company uses the equity method of accounting to account for its interest in New Lead JMEG LLC, recording the initial investment at cost. Subsequently, the carrying amount of the investment is increased to reflect the Company’s share of income / loss of the investee and capital contributions, and is reduced to reflect the Company’s share of losses of the investee or distributions received from the investee. During 2013, Company recorded an impairment of $1,077 in respect of the New Lead JMEG LLC, as a result of the Company’s assessment of the recoverability of this investment.

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

Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statements of operations and comprehensive loss.

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

The Company reports discontinued operations when the operations and cash flows of a component, usually a vessel, have been (or will be) eliminated from the ongoing operations of the Company, and the operations and cash flows will not be replaced or the Company does not have the ability to replace the vessels, and the Company will not have any significant continuing involvement in the operations of the component after its disposal. All assets held for sale are considered discontinued operations for all periods presented.

 For years ended December 31, 2013, 2012 and 2011, a total of twenty vessels and hulls have been reported as discontinued operations (see Note 26).

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Property, Plant and Equipment:

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives, ranging from 3 years to 17 years, of the respective assets.

Land and mining property are carried at cost. Expenditures that extend the useful lives of existing plant and equipment or increase productivity of the assets are capitalized. Maintenance and repair costs that do not extend the useful life or increase productivity of the asset are expensed as incurred.

Mining Exploration and Development Costs:

The Company expenses prospecting and mining exploration costs. At the point when a property is determined to have reserves, subsequent development costs will be capitalized and will be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

At the point when the mining segment becomes eligible to be classified as a “development” or “production” stage company, costs for mine development incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method over the estimated proven and probable reserve tons directly benefiting from the capital expenditures. Mine development costs include costs incurred for site preparation and development of the mines during the development stage less any incidental revenue generated during the development stage. Maintenance and repairs are expensed as incurred.

Owned and Leased Mineral Rights:

Costs in order to obtain leased mineral rights are capitalized. Leased mineral rights are amortized as depletion expense using the units-of-production method. Only proven and probable reserves are included in the depletion base. Depletion expense is included in depreciation, depletion and amortization on the accompanying consolidated financial statements.

Impairment of Long-lived Assets:

Long-lived assets and certain identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the asset group are less than the carrying values of the asset group, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

Shipping Segment

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number of factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience and (d) the likelihood of the sale of the asset group. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience. Fair value is determined using the valuation derived from market data.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods. The Company performed an impairment assessment of the long-lived assets groups (i) during the years ended December 31, 2013, 2012, and 2011, when certain vessels were disposed of, and (ii) as of December 31, 2013, 2012 and 2011. For the year ended December 31, 2013, the Company did not record an impairment charge in respect of its vessels. For the year ended December 31, 2012, the Company recorded an impairment charge totaling $5,911 in continuing operations on one of the two vessels that were held and used as of December 31, 2012. In addition, an impairment charge in continuing operations of $1,143 was recorded on back log assets. For certain asset groups as of December 31, 2011, the future net undiscounted cash flows from the assets were less than the carrying values of the assets and, therefore, the carrying values were adjusted to fair value. For the year ended December 31, 2011, the Company recorded an impairment charge in the amount of $2,360 related to one of the two vessels that are classified as held and used and an impairment charge in the amount of $101,415 related to fifteen vessels that are classified as discontinued operations (see Note 26). In addition, an impairment charge in discontinued operations of $43,214 was recorded related to back log assets, and of $5,530 was recorded on vessels under construction.

As per the Company’s impairment assessment as of December 31, 2013 and 2012, the vessels’ undiscounted projected net operating cash flows were in excess of their carrying values by more than 55% and 60%, respectively.

Mining Segment

Long-lived assets, such as owned and leased mineral rights and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset groups may not be recoverable. Recoverability of assets or asset groups to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed would separately be presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the consolidated balance sheets. For the year ended December 31, 2013, the Company did not record an impairment charge in respect of its mining operations.

Goodwill:

Goodwill is tested for impairment at the reporting unit level at least annually. Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company evaluates goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines fair value based on a discounted cash flow analysis or the recent acquisition price for acquisition occurring to year end. In respect of the acquisition of Viking Prep Plant LLC, goodwill was recorded in the amount $28,007(see Note 7).

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. As of December 31, 2013 no triggering event had occurred requiring an impairment to be recorded. As of December 31, 2012 no goodwill existed. As of December 31, 2011, the Company performed its annual goodwill impairment analysis and recorded a non-cash goodwill impairment loss of $81,590.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Backlog Asset/Deferred CharterRrevenue:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the time or bareboat charters assumed based on the market value at the time a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of a charter with similar characteristics, the difference is recorded as a backlog asset. When the net present value of the time or bareboat charter assumed is lower than the current fair value of a charter with similar characteristics, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as an increase in, or a reduction of, “Depreciation, depletion and Amortization Expense” over the remaining period of the time or bareboat charters acquired. For the impairment recognized on these assets, refer to “Impairment of Long-lived Assets” in this Note.

Provisions:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”), in accounting for contingencies, if the Company has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Company will provide the lower amount of the range. See Note 23 “Commitments and Contingent Liabilities” for further discussion.

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

Asset Retirement Obligations:

Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company’s operations. The Company’s asset retirement obligations consist principally of costs to reclaim acreage disturbed at surface operations, estimated costs to reclaim support acreage, treat mine water discharge and perform other related functions at underground mines. The Company records these reclamation obligations at fair value in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. When the liability is initially recorded at operations that are not currently being reclaimed, the offset is capitalized by increasing the carrying amount of the related long-lived asset.

Over time, the liability is accreted and any capitalized cost is depreciated over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded. The Company annually reviews its estimated future cash flows for its asset retirement obligations. When the liability is initially recorded at operations that are currently being reclaimed, the offset is recorded to cost of coal sales.

Accounting for Investment in Available for Sale Investment:

The Company classifies its existing marketable equity securities as available for sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income / (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2013 the total amount of $34 has been recorded as other comprehensive income in the consolidated balance sheet and consolidated statements of operations and comprehensive loss.

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

Payments made for operating leases are expensed on a straight-line basis over the term of the lease. Office and warehouse rental expense is recorded in “General and administrative expenses” in the consolidated statements of operations and comprehensive loss.

Selling, General and Administrative expenses:

General and administrative expenses include payroll and personnel related expenses, board remuneration, executive officers compensation, directors & officers insurance, share based compensation, travel expenses, communication expenses, office expenses, audit fees, legal fees, advisory fees, stock exchange fees and other related costs. During the years ended December 31, 2013, 2012 and 2011, total share based compensation was $25,193 ($12,664 was related to the cost for the severance bonuses granted the Company’s former chairman and former Chief Operating Officer after their resignations), $2,412 and $1,582, respectively. In addition, during the year ended December 31, 2013, the Company incurred various consultation/advisory fees of $19,233 (out of which, $5,472 refers to warrants expense), in relation to the Company’s efforts to implement its business plan, a major part of which is its vertical integration strategy. During the year ended December 31, 2013, the Company also recorded an expense of $26,774 for fees paid with shares related to the acquisition of Five Mile and Tennessee Property that are not capitalized.

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

Interest and Finance Expenses:

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, amortization of the beneficial conversion feature, costs related to share settled debt and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by interest rate swaps or other derivative instruments. The Company uses interest rate swaps to economically hedge its interest rate exposure under its loan agreements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Accounting for Revenue and Expenses:

Shipping segment

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

Mining Segment

For its mining operations, the Company earns revenues primarily through the sale of coal. The Company recognizes revenue using the following general revenue recognition criteria: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price to the buyer is fixed or determinable; and 4) collectability is reasonably assured.

Delivery on the Company’s coal sales is determined to be complete for revenue recognition purposes when title and risk of loss has passed to the customer in accordance with stated contractual terms and there are no other future obligations related to the shipment. For domestic shipments, title and risk of loss generally passes as the coal is loaded into transport carriers for delivery to the customer. For international shipments, title generally passes at the time coal is loaded onto the shipping vessel. Revenue from coal washing is recognized upon completion of the service.

Voyage Expenses:

Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions.

Vessel Operating Expenses:

Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, which are included in “voyage expenses”.

Insurance Claims:

Insurance claims represent the claimable expenses, net of deductibles, which are probable to be recovered from insurance companies and are included in “Other Receivables”. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the accounting guidance for contingencies based on the Company’s historical experience and the shipping industry practices.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Pension and Retirement Benefit Obligations-Crew:

The crew on board the Company’s vessels serves in such capacity under short-term contracts (usually up to seven months). The Company’s mining operations do not currently provide pension or other retirement savings programs for its employees. Accordingly, the Company is not liable for any pension or post-retirement benefits.

Repairs and Maintenance:

Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which it is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Financial Instruments:

Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the statements of operations and comprehensive loss.

Gain/loss arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

The Company has entered into various interest rate swap agreements (see Note 22) that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of operations and comprehensive loss, respectively.

During 2013, the Company entered into several settlement agreements with various vendors and convertible notes containing true-up clauses, or security price guarantees and as a result the Company recorded derivative liabilities for those transactions with a total fair value of $20,222 (see Note 22).

Share-based Compensation:

The standard requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments. The cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Warrants:

The Company initially measures warrants at fair value. If warrants meet accounting criteria for equity classification then there is no other measurement subsequent to their issue. If based on their contractual terms warrants need to be recorded as derivative liabilities, then they are remeasured to fair value at each reporting period with changes recognized in the statements of operations and comprehensive loss.

Segment Reporting:

Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing financial performance. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company reports financial information and evaluates its operations by revenues. Management, including the chief operating decision makers, reviews operating results solely by revenue and operating results. Based on this review, the Company has determined that it operates under two reportable segments, shipping business and coal business. Revenues from the technical and the operational management of vessels owned by a third party are not considered significant ($591, $474 and $0 during the years ended December 31, 2013, 2012 and 2011, respectively) and are included in the shipping business reportable segment.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Business Combination:

The Company uses the acquisition method of accounting under the authoritative guidance on business combinations, which requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values at the acquisition date. The costs of the acquisition and any related restructuring costs are to be recognized separately in the consolidated statements of operations and comprehensive loss. The acquired company's operating results are included in the Company's consolidated financial statements starting on the date of acquisition.

The purchase price is equivalent to the fair value of the consideration transferred and liabilities incurred, including liabilities related to contingent consideration. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of the purchase price over the net fair value of assets acquired and liabilities assumed. When the fair value of net assets acquired exceeds the fair value of consideration transferred plus any non-controlling interest in the acquiree, the excess is recognized as a gain.

Loss per Share:

The Company has presented loss per share for all periods presented based on the weighted-average number of its outstanding common shares at the reported periods. The effect of dilutive or potentially dilutive securities is anti-dilutive, accordingly there is no difference between basic and diluted net loss per share.

Income Taxes

The Company is subject to income taxes under subchapter C of the Internal Revenue Code in relation to coal business. Deferred income taxes are provided for temporary differences in the basis of certain assets and liabilities for financial reporting and income tax purposes. The deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount more likely than not to be realized. The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2013, the tax year ended December 31, 2013 was open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

4. RECENT ACCOUNTING PRONOUNCEMENTS

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued an amendment of the Accounting Standards Codification regarding recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. U.S. generally accepted accounting principles do not include specific guidance on accounting for such obligations. The amended standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, as the sum of: a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The updated guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of the new standard does not have a significant impact on the Company’s consolidated financial statements.

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The Company adopted the provisions of the new guidance during 2013.

In July 2013, the FASB issued ASU 2013-11, Presentation of Unrecognized Tax Benefits (“ASU 2013-11”). The standard requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carry forward, or similar tax loss or tax credit carry forward, rather than as a liability when the uncertain tax position would reduce the NOL or other carry forward under the tax law of the applicable jurisdiction and the entity intends to use the deferred tax asset for that purpose. ASU 2013-11 is effective for fiscal periods beginning after December 15, 2013. The Company did not have any unrecognized tax benefits during 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

5. ACQUISITIONS

Acquisition of the Kentucky Property-Five Mile and Tennessee Property

On December 18, 2012, the Company entered into an agreement (the “Williams-CCE-NewLead Holdings APA”) with Cypress Camon Energy, LLC (“Cypress”), Cypress Camon Investment Management, LLC (“CCIM”) the minority owners of Cypress and certain third parties (together the “Owners”) to purchase:

i.	the Kentucky property-Five Mile ownership and mineral rights for $11,000 in promissory notes payable in their entirety in January 29, 2013 that extended to February 28, 2014. During 2013, the aforementioned liability has been added to Hanover Holdings I LLC agreement.

ii.	the Tennessee property ownership and leasehold interests for $55,000 ($30,000 payable on or before February 15, 2013 and $25,000 payable on or before February 15, 2014). The relevant acquisition has not closed to date.

As part of the Williams-CCE-NewLead Holdings APA, the Company agreed to help facilitate the December 31, 2012 closing of the Asset Purchase Agreement of the Kentucky property between Williams and Kentucky in which Kentucky transferred its ownership and mineral rights in the Kentucky property-Five Mile to Williams (both Williams and Kentucky are unrelated parties to the Company). In connection with sale between William and Kentucky, on December 28, 2012, the Company issued promissory notes to RJLT Investments LLC, Williams Industries LLC and Kentucky Fuel Corporation in the amount of $1,500, $2,000 and $7,500, respectively, payable in their entirety on January 29, 2013 that later was extended to February 28, 2014. These notes payable were added to the Hanover Holdings I LLC agreement discussed in Note 15. The Company issued the promissory notes to facilitate the sale to Williams as the Company has agreed to acquire the Kentucky property from Williams on a closing date subsequent to December 31, 2012. In connection with the issuance of the promissory notes, the Company received a security interest in Kentucky property to secure the repayment of the notes. During 2012 the Company was granted access to develop and mine the Kentucky property -Five Mile Mine. However, during 2013, the relative payment schedule was defaulted and the promissory notes have been added to the agreement with Hanover Holdings I LLC. The property of Kentucky property - Five Mile will be obtained as the relative promissory notes are fully repaid.

The promissory notes that were issued on December 28, 2012 in the amount of $11,000 are reflected under Promissory notes payable in the consolidated balance sheet for the year ended December 31, 2012. The related asset is reflected under Advance for acquisition of coal property in the consolidated balance sheet.

In connection with the acquisitions, the Company agreed to pay CCIM $3,000 in the form of common shares of NewLead (16,667 shares were issued on March 28, 2013) and a ten year warrant for $6,400 in common shares of NewLead, at an exercise price of $180 per share, for the assignment of the acquisition contracts to NewLead. These payments are recorded in Advance for acquisition of coal property in the amount of $10,847. In addition, on January 1, 2013, the Company agreed to issue to J Mining & Energy Group 94,445 common shares as a prepayment for its assistance in supervising, securing and executing the acquisitions. The shares were issued on March 28, 2013 and vested upon issuance. The shares issued to J Mining & Energy Group were recorded in Selling, general and administrative expenses in the amount of $26,774.

Following is a detail of the amounts related to Kentucky property- Five Mile included in “Advances for acquisition of coal property” on the consolidated Balance sheet:

Promissory Note Kentucky	$7,500
Promissory Note Williams	2,000
Promissory Note RJLT	1,500
Warrant	6,122
Common shares	4,725
Other	8
Total advances for acquistion of coal property	$21,855

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

For the Tennessee property, the Company was not able to obtain the necessary financing to satisfy the payment obligations under the purchase agreement, and the Company entered into an agreement, pursuant to which the Company was to be permitted to use the property through a one-year lease agreement. On June 7, 2013, due to a default under the lease agreement, the Company assigned all rights under permits, mining contracts and other mining assets on the property back to the seller. While the Company intended to secure financing to satisfy these obligations under the agreements, the Company was unable to do so and, as a result, the transaction did not close.

Acquisition of the Viking Acquisition Group LLC and Viking Prep Plant LLC

On September 13, 2013, the Company acquired 100% of the issued and outstanding membership interests of Viking Acquisition Group, LLC, a Kentucky limited liability company (“VAG”), pursuant to the terms of a unit purchase agreement. VAG’s primary asset was the rights to mine at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky.

Pursuant to the terms of the unit purchase agreement, the Company shall pay $15,000 for the membership interests of VAG. The purchase price will be paid by the issuance of a senior secured promissory note in an aggregate principal amount of $15,000. At closing, the Company paid (i) $125 of principal on the senior secured promissory note in cash and (ii) $5,875 of principal on the note through issuing 85,611 shares of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $9,000, which amount is to be paid quarterly commencing on September 30, 2013, with each quarterly payment to be a principal amount of $1,500 plus accrued but unpaid interest thereon (Note 17).

The common stock that was issued had fair value in the amount of $4,238. As a result the purchased price has been adjusted to $13,363. For the convertible notes issued for the acquisition ofVAG refer to Note 17.

Cash	$125
Common Stock Issued	5,875
Senior Security Note	9,000
Total purchase price	$15,000
Fair value adjustment	1,637
Total adjusted purchase price	$13,363

The total purchase price has been preliminary allocated as follows:

Accounts receivable	$16
Leased mineral rights	20,117
Accounts payable	(1,007)
Royalties payable	(875)
Derivative liabilities	(4,052)
Asset retirement obligations	(836)
$13,363

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On December 9, 2013, the Company acquired 100% of the issued and outstanding membership interests of Viking Prep Plant LLC (“VPP”), a Kentucky limited liability company, pursuant to the terms of a unit purchase agreement. VPP’s primary asset is a coal wash plant located in Pike County, Kentucky. Pursuant to the unit purchase agreement, the Company should pay $30,000 for the membership interests of VPP. The purchase price will be paid through the issuance of a senior secured promissory note in an aggregate principal amount of $24,000 and a previously issued promissory note of $6,000. At closing, the Company paid (i) $10,000 of principal on the senior secured promissory note through issuing 515,464 shares of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $14,000, which is to be paid quarterly commencing on December 31, 2013, with each quarterly payment to be a principal amount of $2,800 plus accrued but unpaid interest thereon (Note 17). Moreover, the previously issued $6,000 promissory note was due and payable in one balloon payment on October 21, 2013. The previously issued $6,000 promissory note has been included in the Hanover Holdings I LLC agreement discussed in Note 15.

The common stock that was issued had fair value in the amount of $8,402. As a result the purchased price has been adjusted to $28,402.

Common Stock issued	$10,000
Promissory Note	6,000
Senior Secured Note	14,000
Total purchase price	$30,000
Fair value adjustment	1,598
Total adjusted purchase price	$28,402

The total purchase price has been preliminary allocated as follows:

Accounts receivable	$166
Property, Plant and Equipment	9,650
Goodwill	28,007
Accounts payable	(2,076)
Derivative liabilities	(7,239)
Asset retirement obligations	(106)
$28,402

In relation to derivative liability and asset retirement obligations recorded in purchase accounting please refer to Note 22 and Note 18 respectively.

As of December 31, 2013, the Company has not finalized the purchase price allocation for the VAG and VPP acquisitions.

For the convertible notes issued for the acquisition of the VPP refer to Note 17.

The Company’s mining operations in respect of VAG and VPP have generated $203 of revenue and $938 of operating loss since the acquisition date, and these amounts are included in the Company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The following unaudited pro forma information has been prepared for illustrative purposes only and assumes the Viking Acquisition Group LLC (“VAG”) and Viking Prep Plant LLC (“VPP”) acquisitions occurred on January 1, 2012. The unaudited pro forma results have been prepared based on estimates and assumptions which the Company believes are reasonable, however, they are not necessarily indicative of the consolidated results of operations had the VAG and VPP acquisitions occurred on January 1, 2012, or of future results of operations.

	Year Ended
	December 31, 2013	December 31, 2012
	(In thousands)
Total Revenues
As reported	$7,343	$8,928
Pro forma VAG	7,984	9,311
Pro forma VPP	11,297	13,037
Pro forma Total	$11,938	$13,420

Operating Loss
As reported	$(83,169)	$(16,470)
Pro forma VAG	(82,818)	(17,084)
Pro forma VPP	(83,723)	(17,069)
Pro forma Total	$(85,409)	$(20,216)

Net loss applicable to common shareholders
As reported	$(158,232)	$(402,562)
Pro forma VAG	(157,881)	(403,176)
Pro forma VPP	(158,786)	(403,161)
Pro forma Total	$(160,468)	$(406,308)

Net loss per share applicable to common shareholders
As reported	$(119.28)	$(1,125.72)
Pro forma VAG	(119.02)	(1,127.44)
Pro forma VPP	(119.70)	(1,127.40)
Pro forma Total	$(120.97)	$(1,136.20)

Pro forma amounts included the following adjustments for depreciation, depletion and related interest expenses assuming the acquisition occurred on January 1, 2012:

	Year ended December 31, 2013	Year ended December 31, 2012
Depreciation Expense	$452	$483
Depletion Expense	57	95
Interest Expense	1,017	1,266

See Note 27 for recent developments relating to acquisitions.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

6. JOINT VENTURES

On April 11, 2012, through one of its wholly-owned subsidiaries, NewLead Holdings (US) Corp., the Company entered into a Joint Venture Agreement with J Mining & Energy Group to establish New Lead JMEG LLC as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. The Company had joint control with J Mining & Energy Group of New Lead JMEG LLC and was entitled to and was liable for the total net assets of the joint venture. NewLead Holdings (US) Corp. contributed to the capital of the joint venture $2,500 cash and $1,000 in value of coal sales agreements. In addition, the Company delivered to J Mining & Energy Group $300 and 1,625 common shares of the Company as a condition to the closing of the Joint Venture Agreement.

On July 13, 2012, and in relation to this Joint Venture Agreement, the Company and New Lead JMEG LLC, entered into a marketing and administrative services agreement (effective as of April 11, 2012), where it was agreed NewLead (through its subsidiary Newlead Bulkers) would provide the aforementioned services for a monthly fee of $160. This agreement was cancelled on December 10, 2013, with retrospective effect. In addition, NewLead and J Mining & Energy Group invoiced New Lead JMEG LLC for an aggregate amount of $3,280 relating to start up fees. The invoice from NewLead to New Lead JMEG LLC in the amount of $1,980, was also cancelled as of December 15, 2013. Due to the nature of these related party transactions, the invoices of $1,980 to New Lead JMEG LLC from the Company, as well as the aggregate of $1,810 and $1,387 from the relevant marketing and administrative services agreement, have not been recognized as revenue during the years ended December 31, 2013 and 2012, respectively, as they were to be recognized upon payment of each amount from New Lead JMEG LLC, which was never effectuated.

For the year ending December 31, 2013, the Company has recorded an amount of $1,077 as impairment loss in respect of the of New Lead JMEG LLC joint venture, as a result of the Company’s assessment of the recoverability of this investment. For the year ended December 31, 2013, New Lead JMEG LLC had income of $574. As of December 31, 2013, New Lead JMEG LLC’s current assets were $2,493 and its current liabilities were $4,358.

For the year ended December 31, 2012, New Lead JMEG LLC had a loss of $4,939, which was comprised of the fees described above, as well as from other general and administrative expenses. No other transactions have taken place during the period. As of December 31, 2012, New Lead JMEG LLC’s current assets were $2,380 and its current liabilities were $4,819.

On April 30, 2012, the Company and a third party established NewLead Mojave Holdings LLC (“NewLead Mojave”). The Company controls 52% of NewLead Mojave and is entitled to and is liable for the total net assets of NewLead Mojave according to this percentage of control. The Company contributed to the capital of the new entity 100% of NewLead Holdings (US) Corp.’s share capital, while Mojave Finance Inc. agreed to make available a loan facility of $3,000 to NewLead Holdings (US) Corp.

For the year ended December 31, 2013, NewLead Mojave had a gain of $16 which was comprised of $287 gain attributable to NewLead Mojave as a result of its 50% investment in New Lead JMEG LLC and of $271 Interest and Finance Costs, respectively. No other transactions have taken place during this period.

For the year ended December 31, 2012, NewLead Mojave had a loss of $2,838 which was comprised of $2,469 loss attributable to NewLead Mojave as a result of its 50% investment in New Lead JMEG LLC and of $369 Interest and Finance Costs, respectively. No other transactions have taken place during this period.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

7. GOODWILL

	As of December 31, 2012	Acquisitions	Impairments	As of December 31, 2013
Goodwill:
Shipping	$-	$-	$-	$-
Coal	-	28,007	-	28,007
Total goodwill	$-	$28,007	$-	$28,007

Accumulated impairment losses:
Shipping	$-	$-	$-	$-
Coal	-	-	-	-
Total accumulated impairment losses	$-	$-	$-	$-

Goodwill, net:
Shipping	$-	$-	$-	$-
Coal	-	28,007	-	28,007
Total goodwill, net	$-	$28,007	$-	$28,007

As a result of the 2009 recapitalization the Company recorded the following:

1. The transfer of the three vessels-the Australia, the Brazil and the China-to NewLead from Grandunion was accounted for as an asset acquisition and at historical book value, since control over the vessels did not change.

2. The acquisition of the predecessor entity was accounted for under the acquisition method of accounting and, accordingly, these assets and liabilities assumed were recorded at their fair values. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed resulted in a premium (goodwill) of $86,036.

On April 1, 2010, NewLead completed the 100% acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between NewLead and Grandunion. The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The excess of the fair value of total liabilities assumed over total assets acquired and other consideration resulted in a premium (goodwill) of $14,280. The goodwill balance arose primarily as a result of the synergies existing within the acquired business and also the synergies expected to be achieved as a result of combining the six vessels and Newlead Shipping and its subsidiaries with the rest of the Company.

During 2011 the full amount of goodwill has been recorded in impairment losses in the consolidated statements of operations and comprehensive loss.

On December 9, 2013, the Company acquired the membership units of VPP. The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The excess of the fair value of total liabilities assumed over total assets acquired and other consideration resulted in a premium (goodwill) of $28,007. Refer to Note 5 for further details of the transaction.

Goodwill Impairment

The Company evaluates goodwill, described above, for impairment using a two-step process. First, the aggregate fair value of the reporting unit was compared to its carrying amount, including goodwill. The Company determines the fair value based on discounted cash flow analysis. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, and using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues based on a number of factors relating to the remaining life of the vessels, including: (a) the contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions) and (c) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire days based on historical experience or, if the most likely use of the vessel would result in flows only through its disposal, the fair value of the vessel at the end of the reporting period. Expenses were forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred in generating revenue in each reporting unit, and operating strategies and specific forecasted operating expenses to be incurred are forecasted by applying an inflation rate of 2% considering the economies of scale due to the Company’s growth. The weighted average cost of capital (WACC) used was between 9% and 12%.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

As of December 31, 2013, no triggering event had occurred requiring an impairment to be recorded. The Company’s annual impairment test as of December 31, 2011 resulted in an impairment charge $81,590 which was recorded in “Impairment losses” in the consolidated statements of operations and comprehensive loss. No goodwill existed as of December 31, 2012.

8. RESTRICTED CASH

Restricted cash, as of December 31, 2013 and December 31, 2012, was as follows:

	As of December 31,	As of December 31,
	2013	2012

Retention accounts	$-	$1,311
Short term restricted cash accounts	-	1,311
Letters of guarantee	31	31
Long term restricted cash accounts	31	31

	$31	$1,342

As of December 31, 2013, the Company retained letters of guarantee in the amount of $31. As of December 31, 2013, the Company had a waiver regarding the minimum liquidity of $250 for the Portigon AG Credit Facility. Please refer to Note 16 for further details in respect of minimum liquidity.

As of December 31, 2012, the Company retained in its bank accounts an amount of $1,311 following the disposal of vessels Hiona and Hiotissa. This amount referred to cash that could be withheld at any time by Piraeus Bank as the Company was in breach of the covenants under the respective Credit Facility and which was used as per the final agreement reached with Piraeus Bank on April 10, 2013 as follows: (a) $280 for payment of trade debt of the two vessels and (b) $1,031 for the settlement of outstanding loan liabilities at the bank’s discretion.

9. BACKLOG ASSET / DEFERRED CHARTER REVENUE

The movement of the backlog asset and the deferred charter revenue for the three year period ended December 31, 2013 was as follows:

	Backlog Asset	Deferred Charter Revenue

Balance at December 31, 2010	$54,657	$567
Amortization	(8,697)	(567)
Impairment loss	(43,214)	-
Balance at December 31, 2011	$2,746	$-
Amortization	(1,603)	-
Impairment loss	(1,143)	-
Balance at December 31, 2012	$-	$-
Amortization	-	-
Impairment loss	-	-
Balance at December 31, 2013	$-	$-

As a result of the business combination disclosed in Note 7, the transaction related to two Kamsarmaxes vessels under construction during 2010, and the July 2010 acquisition of five dry bulk vessels, the Company acquired backlog assets of $9,833, $27,677 and $25,509, respectively, during the year ended December 31, 2010.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Impairment of backlog assets

As a result of the change of the terms of the charter party agreement of the vessel Markela, during the year ended December 31, 2012, an impairment charge of the then unamortized portion of $1,143 was recorded and is included within “Impairment losses” from continuing operations.

As a result of the impairment testing of the vessel asset groups, certain backlog assets related to the vessels Newlead Tomi, Navios Serenity, Newlead Gujarat and Handysize Hull 4029 were considered impaired as of December 31, 2011 and an impairment charge totaling $43,214 was recorded and is included in Loss from discontinued operations. See Note 3 for the details related to the impairment tests of the vessel asset groups.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

10. VESSELS AND OTHER FIXED ASSETS, NET

Acquisition of vessels

On September 15, 2013, the Company signed a memorandum of agreement for the acquisition of a newbuilding Eco Type Handysize double hull for an aggregate consideration of approximately $19,500, plus 1% address commission. The Company also incurred, additional acquisition related costs of approximately $3,052. The total amount is included in Advances for vessel acquisition line of consolidated balance sheet. The vessel is expected to be delivered in the third quarter of 2014. The full liability has entered to the agreement with Hanover Holdings I LLC, please refer to Note 15.

Disposal of vessels

For all the vessels sold, see also Note 26 Discontinued Operations.

Impairment of vessels

For the year ended December 31, 2013, the Company’s impairment tests indicated that no impairment existed for the two vessels that were held and used as of December 31, 2013.

For the year ended December 31, 2012, the Company recorded an impairment charge totaling $5,911 in continuing operations on one of the two vessels that were held and used as of December 31, 2012.

For the year ended December 31, 2011, the Company recorded an impairment charge totaling $2,360 in continuing operations on one vessel classified as held and used and $101,415 in discontinued operations on fifteen vessels.

The table below presents the movement of “Vessels and Other Fixed Assets, Net”:

Cost	Vessels	Leased Vessels	Dry docking and Special survey	Other fixed assets	Total
Balance at December 31, 2010	$548,817	$87,000	$9,316	$834	$645,967
Additions	863	-	6,650	190	7,703
Transfer from Vessels Under Construction	79,197	38,708	-	-	117,905
Transfer to assets held for sale	(92,600)	(24,000)	(4,038)	-	(120,638)
Disposals — Discontinued operations	(102,794)	-	(2,959)	-	(105,753)
Loss on sale and leaseback	-	(208)	-	-	(208)
Balance at December 31, 2011	$433,483	$101,500	$8,969	$1,024	$544,976
Additions	-	-	985	-	985
Disposals — Discontinued operations	(376,517)	(101,500)	(7,759)	-	(485,776)
Balance at December 31, 2012	$56,966	$-	$2,195	$1,024	$60,185
Additions	-	-	366	5	371
Balance at December 31, 2013	$56,966	$-	$2,561	$1,029	$60,556
Accumulated Depreciation and Amortization
Balance at December 31, 2010	$(184,640)	$(841)	$(4,662)	$(408)	$(190,551)
Depreciation and Amortization for the year	(26,497)	(8,068)	(3,384)	(312)	(38,261)
Impairment loss (Note 3)	(68,185)	(30,497)	(5,093)	-	(103,775)
Transfer to assets held for sale	20,672	10,932	2,952	-	34,556
Disposals — Discontinued operations	20,148	-	2,426	-	22,574
Balance at December 31, 2011	$(238,502)	$(28,474)	$(7,761)	$(720)	$(275,457)
Depreciation and Amortization for the period	(5,168)	(209)	(428)	(184)	(5,989)
Impairment loss (Note 3)	(5,075)	-	(836)	-	(5,911)
Disposals — Discontinued operations	228,294	28,683	7,698	-	264,675
Balance at December 31, 2012	$(20,451)	$-	$(1,327)	$(904)	$(22,682)
Depreciation and Amortization for the period	(2,536)		(196)	(75)	(2,807)
Balance at December 31, 2013	$(22,987)	$-	$(1,523)	$(979)	$(25,489)
Net book value — December 31, 2010	$364,177	$86,159	$4,654	$426	$455,416
Net book value — December 31, 2011	$194,981	$73,026	$1,208	$304	$269,519
Net book value — December 31, 2012	$36,515	$-	$868	$120	$37,503
Net book value — December 31, 2013	$33,979	$-	$1,038	$50	$35,067

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

11. PROPERTY, EQUIPMENT, MINE DEVELOPMENT COSTS, OWNED AND LEASED MINERAL RIGHTS, LAND AND BUILDINGS

Property, equipment, and mine development costs consisted of the following:

	As of December 31, 2013	As of December 31, 2012
Production equipement	$9,030	$-
Mine development	1,052	-
Total property, equipment and mine development costs	10,082	-
Less accumulated depreciation	(31)	-
Total property, equipment and mine development costs, net	$10,051	$-

Owned and leased mineral rights net of accumulated depletion, land and buildings consisted of the following:

	As of December 31, 2013	As of December 31, 2012
Land	$490	$-
Buildings	132	-
Mineral interests	20,377	-
Total owned and leased mineral rights, land and building	20,999	-
Less accumulated depreciation and depletion	(22)	-
Total owned and leased mineral rights, land and building, net	$20,977	$-

12. DEFERRED CHARGES, NET

The movement of the deferred charges, net, as of December 31, 2013 is as follows:

	Financing Costs	Other Costs	Total
Net Book Value at December 31, 2010	12,785	255	13,040
Additions	622	80	702
Amortization	(2,948)	-	(2,948)
Write-offs	(4,647)	(335)	(4,982)
Transfer to Vessels Under Construction	(70)	-	(70)
Net Book Value at December 31, 2011	$5,742	$-	$5,742
Additions	564	-	564
Amortization	(1,781)	-	(1,781)
Write-offs	(3,952)	-	(3,952)
Net Book Value at December 31, 2012	$573	$-	$573
Additions	376	-	376
Amortization	(460)	-	(460)
Net Book Value at December 31, 2013	$489	$-	$489

December 31, 2013
Current	$489	$-	$489
December 31, 2012
Current	$573	$-	$573

On March 28, 2013, the Company agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility. Total fees of $250 were capitalized as a result of this amendment. On July 9, 2013, the Company agreed with Mojave Finance Inc, to extend the maturity of the loan agreement with a fee of $126 which was fully amortized during 2013.

Total fees of $479 for the year ended December 31, 2011 related to the financing costs of the Newlead Endurance, which was delivered in June 2011.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

As of December 31, 2012 and December 31, 2011, the Company was in active negotiations with its lenders (see Notes 16 and 17). For the indebtedness in relation to which the Company expected that the lender would call the debt, and neither a waiver nor a restructuring of the debt would be available, the Company concluded that certain deferred finance fees and other costs should be written off and as such accelerated the amortization. As a result, during the year ended December 31, 2012, the Company recorded a charge of $3,952, of which $3,882 is included within “Interest & Finance Expense” from continuing operations and the remaining amount of $70 is included in Loss from discontinued operations. During the year ended December 31, 2011, the Company recorded a charge of $4,647, which is included within discontinued operations.

13. ACCOUNTS PAYABLE, TRADE

Accounts payable, trade, as of December 31, 2013 and 2012 were as follows:

	As of December 31,	As of December 31,
	2013	2012

Suppliers	$4,944	$3,099
Shipyards	22	616
Insurers	1,516	383
Agents	575	766
Other creditors	14,394	8,754
	$21,451	$13,618

During the years ended December 31, 2013 and 2012, excluding the shares issued to Hanover Holdings I LLC discussed in Note 15, the Company issued approximately 466,050 and 22,970 shares, respectively, to various vendors and related parties to settle outstanding invoices of approximately $9,700 and $11,600, respectively.

14. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2013 and 2012 were as follows:

	As of December 31,	As of December 31,
	2013	2012

Accrued interest	$6,650	$2,269
Accrued claims	3,441	3,454
Other accrued expenses	5,082	4,937
	$15,173	$10,660

In accrued interest as of December 31, 2013 and 2012, an amount of $1,095 and $1,995, respectively, represents interest due and payable as of such date.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

15. SHARE SETTLED DEBT

	As of December 31,	As of December 31,
	2013	2012

Hanover Holdings I, LLC	$68,743	$-
Accounts payable	3,852	-
	$72,595	$-

Hanover Holdings Transactions

a) Hanover 1 (April 5, 2013)

On April 5, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between NewLead Holdings Ltd. and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 650964/2013 (the “Action”). Hanover commenced the Action against the Company on March 18, 2013 to recover an aggregate of $2,412 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “Assigned Accounts”), plus fees and costs (the “Claim”). The Assigned Accounts relate to certain legal, insurance, broker, bunker and consulting services provided by certain vendors of the Company. The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the Order by the Court on April 5, 2013.

Pursuant to the terms of the Settlement Agreement approved by the Order, on April 5, 2013, the Company issued and delivered to Hanover 13,333 shares (the “Settlement Shares”) of the Company’s common shares. The Settlement Agreement provides that the Settlement Shares will be subject to certain adjustments for a certain period (the “Calculation Period”) (which is the shorter of the following: (a) the 50-consecutive trading day period commencing on the trading day immediately following the date of issuance of the initial Settlement Shares and (b) the consecutive trading day period commencing on the trading day immediately following the Initial Issuance Date and ending on the trading day that Hanover shall have received the aggregate cash proceeds from the resale of Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of Settlement Shares equal to the sum of (i) $3,135, representing 130% of the total amount of the Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action, subject to the cap set forth above (less $10 heretofore paid by the Company), supported by daily written reports to be delivered by Hanover to the Company subject to that fact that any number of shares of common stock will be equal to the sum of i) the quotient obtained by dividing (A) $2,412 by (B) 70% of the trading volume weighted average price of the common stock as reported by Bloomberg L.P. over the calculation period and ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred which shall not exceed $50 by (B) the volume weighted average price over the calculation period. As a result, the Company ultimately may be required to issue to Hanover substantially more common shares than the number of Settlement Shares initially issued, subject to certain limitations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

In addition, the Settlement Agreement also provides that with respect to any single trading day during the period, Hanover shall not offer or sell any Settlement Shares on, or over the course of, such trading day in excess of a specified “Trading Limitation Threshold” of the average daily trading volume in the Company’s common shares. The Settlement Agreement further provides that in no event shall the number of shares of common shares issued to Hanover or its designee in connection with the Settlement Agreement, when aggregated with all other shares of common stock then beneficially owned by Hanover and its affiliates, result in the beneficial ownership by Hanover and its affiliates at any time of more than 4.99% of the Company’s common shares. Furthermore, the Settlement Agreement provides that, for so long as Hanover or any of its affiliates hold any common shares, Hanover and its affiliates are prohibited from, among other actions: (1) voting any common shares owned or controlled by Hanover or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Company; or (2) engaging or participating in any actions, plans or proposals that relate to or would result in, among other things, (a) Hanover or its affiliates acquiring additional securities of the Company, alone or together with any other person, which would result in Hanover and its affiliates collectively beneficially owning, or being deemed to beneficially own, more than 9.99% of the Company’s common shares or other voting securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) changes in the present board of directors or management of the Company, (e) material changes in the capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or similar instruments or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Company to become eligible for termination of registration under Section 12(g)(4) the Exchange Act, or (j) any actions similar to the foregoing. These prohibitions may not be modified or waived without further order of the Court.

The issuance of common stock to Hanover pursuant to the terms of the Settlement Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

Since the issuance of the Settlement Shares described above, Hanover demonstrated to the Company’s satisfaction that it was entitled to receive an aggregate of 15,222 additional shares (“Additional Settlement Shares”) based on the adjustment formula described above, and that the issuance of such Additional Settlement Shares to Hanover, in the amounts and at the times requested by Hanover during the Calculation Period, would not result in Hanover exceeding the beneficial ownership limitation set forth above. Accordingly, during the Calculation Period, the Company issued and delivered to Hanover an aggregate of 15,222 Additional Settlement Shares pursuant to the terms of the Settlement Agreement approved by the Order.

The Calculation Period expired on June 18, 2013 and the True-Up Date occurred on June 19, 2013. Based on the adjustment formula described above, Hanover was entitled to receive an aggregate of 26,657 VWAP Shares. Accordingly, since Hanover previously had received an aggregate of 28,555 Settlement Shares and Additional Settlement Shares, on the True-Up Date Hanover returned to the Company for cancellation 1,898 shares of common stock pursuant to the terms of the Settlement Agreement approved by the Order. No additional shares of common stock are issuable to Hanover pursuant to the Settlement Agreement. As a result of the agreement with Hanover, the Company recorded an aggregate expense of $1,051 in relation to the fair value of the liability, which is included in Loss from continued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

b) Hanover 2 (July 9, 2013)

On July 9, 2013, the Court entered an order (the “July Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act in accordance with a stipulation of settlement (the “July Settlement Agreement”) between NewLead Holdings Ltd. and Hanover in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 155723/2013 (the “July Action”). Hanover commenced the July Action against the Company on June 21, 2013 to recover an aggregate of $7,206 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “July Assigned Accounts”), plus fees and costs (the “July Claim”). The July Assigned Accounts relate to certain legal, insurance, broker, bunker, consulting and other services and supplies provided by certain vendors of the Company. The July Order provides for the full and final settlement of the July Claim and the July Action. The July Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the July Order by the Court on July 9, 2013.

Pursuant to the terms of the July Settlement Agreement approved by the July Order, on July 10, 2013, the Company issued and delivered to Hanover 135,556 shares (the “July Settlement Shares”) of the Company’s common stock. The July Settlement Agreement provides that the July Settlement Shares will be subject to certain adjustments for a certain period (the “July Calculation Period”) (which is the shorter of the following: (a) the 120-consecutive trading day period (subject to extension as set forth in the July Settlement Agreement) commencing on the trading day immediately following the date of issuance of the July Settlement Shares (the “July Initial Issuance Date”), and (b) the consecutive trading day period commencing on the trading day immediately following the July Initial Issuance Date and ending on the trading day that Hanover shall have received the aggregate cash proceeds from the resale of July Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the July Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of July Settlement Shares equal to the sum of (i) $9,727, representing 135% of the total amount of the July Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the July Action, subject to the cap set forth above, supported by daily written reports to be delivered by Hanover to the Company, subject to that fact that any number of shares of common stock will be equal to the sum of i) the quotient obtained by dividing (A) $7,206 by (B) 65% of the trading volume weighted average price of the common stock as reported by Bloomberg L.P. over the calculation period and ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred which shall not exceed $50 by (B) the volume weighted average price over the calculation period. As a result, the Company ultimately may be required to issue to Hanover substantially more common shares than the number of July Settlement Shares initially issued, subject to certain limitations.

In addition, the July Settlement Agreement also provides that with respect to any single trading day during the period, Hanover shall not offer or sell any July Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 15% of the worldwide average daily trading volume in the Company’s common shares on all national securities exchanges and automated quotation systems, if any, on which the common shares is listed or designated for quotation (as the case may be), excluding any sales of common shares by Hanover, for the 10 trading days immediately preceding such trading day and (ii) $65 worth of common shares. Hanover and the Company may modify this restriction by mutual written agreement.

The July Settlement Agreement further provides that in no event shall the number of shares of Company’s common shares issued to Hanover or its designee in connection with the July Settlement Agreement, when aggregated with all other shares of common shares then beneficially owned by Hanover and its affiliates, result in the beneficial ownership by Hanover and its affiliates at any time of more than 9.99% of the Company’s common shares.

The remaining terms of the July Settlement Agreement and July Order are substantially the same as the terms of the Settlement Agreement and Order executed in April.

Since the issuance of the July Initial Settlement Shares described above, Hanover demonstrated to the Company’s satisfaction that it was entitled to receive an aggregate of 44,445 additional shares (the “July Additional Settlement Shares”) based on the adjustment formula described above, and that the issuance of such July Additional Settlement Shares to Hanover, in the amounts and at the times requested by Hanover during the July Calculation Period, would not result in Hanover exceeding the beneficial ownership limitation set forth above. Accordingly, during the July Calculation Period, the Company issued and delivered to Hanover 44,445 Additional Settlement Shares pursuant to the terms of the Settlement Agreement approved by the Order.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The July Calculation Period expired on October 15, 2013 and the July True-Up Date occurred on October 16, 2013. Based on the adjustment formula described above, Hanover was entitled to receive an aggregate of 187,467 VWAP Shares. Accordingly, since Hanover previously had received an aggregate of 135,556 July Initial Settlement Shares and 44,445 July Additional Settlement Shares, on the July True-Up Date the Company issued and delivered to Hanover an additional 7,466 shares of common stock pursuant to the terms of the July Settlement Agreement approved by the Order. No additional shares of common stock are issuable to Hanover pursuant to the July Settlement Agreement. As a result of the agreement with Hanover, the Company recorded an aggregate expense of $3,907 in relation to the fair value of the liability, which is included in Loss from continued operations.

c) Hanover 3 (December 2, 2013)

On December 2, 2013, the Court entered an order (the “December Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act in accordance with a stipulation of settlement (the “December Settlement Agreement”) between NewLead Holdings Ltd. and Hanover in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 160776/2013 (the “December Action”). Hanover commenced the December Action against the Company on November 19, 2013 to recover an aggregate of $44,649 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “December Assigned Accounts”), plus fees and costs (the “December Claim”). The December Order provides for the full and final settlement of the December Claim and the December Action. The December Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the December Order by the Court on December 2, 2013.

Pursuant to the terms of the December Settlement Agreement approved by the December Order, on December 6, 2013, the Company issued and delivered to Hanover 175,000 shares (the “December Settlement Shares”) of the Company’s common stock. The December Settlement Agreement provides that the December Settlement Shares will be subject to certain adjustments for a certain period (the “December Calculation Period”) (which is the shorter of the following: (a) the 220-consecutive trading day period (subject to extension as set forth in the December Settlement Agreement) commencing on the trading day immediately following the date of issuance of the December initial Settlement Shares (the “December Initial Issuance Date”), and (b) the consecutive trading day period commencing on the trading day immediately following the December Initial Issuance Date and ending on the trading day that MGP shall have received aggregate cash proceeds from the resale of December Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the December Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of December Settlement Shares equal to the sum of (i) $61,631, representing 137.5% of the total amount of the December Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the December Action, subject to the cap set forth above, supported by daily written reports to be delivered by MGP to the Company, subject to that fact that any number of shares of common stock will be equal to the sum of i) the quotient obtained by dividing (A) $44,649 by (B) 62,5% of the trading volume weighted average price of the common stock as reported by Bloomberg L.P. over the calculation period and ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred which shall not exceed $125 by (B) the volume weighted average price over the calculation period. As a result, the Company ultimately may be required to issue to MGP substantially more shares of common stock than the number of December Settlement Shares initially issued (subject to the limitations described below).

In addition, the December Settlement Agreement also provides that with respect to any single trading day during the December Calculation Period, MGP shall not offer or sell any December Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 20% of the worldwide average daily trading volume in the common stock on all national securities exchanges and automated quotation systems, if any, on which the common stock is listed or designated for quotation (as the case may be), excluding any sales of common stock by MGP, for the 10 trading days immediately preceding such trading day and (ii) $295,000 worth of common stock. Hanover, MGP and the Company may modify this restriction by mutual written agreement.

The December Settlement Agreement further provides that in no event shall the number of shares of common stock issued to MGP or its designee in connection with the December Settlement Agreement, when aggregated with all other shares of common stock then beneficially owned by Hanover, MGP and their respective affiliates, and the rules and regulations thereunder), result in the beneficial ownership by Hanover, MGP and their respective affiliates at any time of more than 9.99% of the common stock. As a result of the agreement with Hanover, the Company recorded an aggregate expense of $26,864 in relation to the fair value of the liability, which is included in Loss from continued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The remaining terms of the December Settlement Agreement and December Order are substantially the same as the terms of the Settlement Agreement and Order executed in April and July. See Note 27 for recent developments relating to this transaction.

The transactions above in substance represent a loan used to settle the Company’s past due creditors that will be repaid over a day term (or until the shares sold would equal to the each claim obligation) using the proceeds received from the sale of shares issued. Because the Company is required to issue as many shares as is necessary, the obligation represents a share settled debt that will be settled with a variable number of the Company’s shares. A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based on a fixed monetary amount known at inception (for example, a payable settled with a variable number of the issuer’s equity shares). All financial instruments recognized under such guidance shall be measured initially at fair value. Subsequent changes shall be measured at fair value with changes in fair value recognized in earnings.

Based on the above guidance, the aforementioned transactions have been recorded at fair value, both initially and in subsequent periods. Changes in fair value are recorded through earnings. Fair value is determined based on the total number of shares that will be used to settle the amount of each claim obligation plus the commission due. Because the obligation represents share settled debt, as discussed above, the fair value of the obligation is equal to the fixed monetary amount due at inception. The fair value at inception will be each Claim Amount (at any reporting date) divided by applicable percentage of the trading volume weighted average price.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

16. LONG-TERM DEBT

Below is a summary of the long-term portion and current portion of long-term debt as at December 31, 2013 and 2012:

	December 31, 2013			December 31, 2012
Description	Long-term	Current portion	Total	Long-term	Current portion	Total

Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”) Credit Facility	$-	$32,525	$32,525	$-	$32,525	$32,525
Portigon AG (ex West LB Bank) Credit Facility	-	24,781	24,781	-	25,250	25,250
Piraeus Bank Credit Facilities	-	-	-	-	17,964	17,964
Mojave Finance Inc	-	3,000	3,000	-	3,000	3,000
Ending Balance	$-	$60,306	$60,306	$-	$78,739	$78,739

Due to its economic conditions and operational difficulties during 2011, the Company entered into restructuring discussions with each of the lenders under the Company’s facility and credit agreements set forth in sections (a) through (h) below, the holders of the 7% Notes set forth in Note 17 and the counterparties to the Company’s capital leases set forth in Notes 17 and 26 (Capital Lease Obligations) (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, the Company appointed Moelis & Company (“Moelis”) to act as the Company’s financial advisors in respect of an overall restructuring proposal with respect to the Financing Documents. On November 8, 2011, the Company and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The aim of the restructuring was to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis. The Company has completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation (all references to the Lemissoler Maritime Company W.L.L. Capital Lease Obligation refer to the agreement entered into with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, the four affiliate companies of Lemissoler Maritime Company W.L.L., in November 2010, for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi) and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, to final payment of outstanding fees. However, due to the recent economic conditions of the country of Cyprus and the acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank A.E. (“Piraeus Bank”), the Company’s restructuring efforts with Piraeus Bank (CPB loan) have experienced difficulties and, as a result, have been delayed. Due to these difficulties, the Company has chosen to treat its negotiations with Piraeus Bank (CPB loan) separately from its restructuring efforts with its other lenders. The Company remains in restructuring negotiations with Piraeus Bank (CPB loan) outside of the Restructuring Proposal. In addition, while the Company has completed its restructuring efforts with the lenders under the Syndicate Facility Agreement, it continues to have an outstanding liability of $129 under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, the Company has nevertheless not been formally discharged and released of any and all of its obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

During 2011 and 2012 the Company sold, disposed of or handed control over to its lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring. To the extent that the Company has sold vessels, the sale proceeds have been used to repay the related debt.

Since June 2011, the Company had defaulted under each of its Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). As of December 31, 2013, the Company was in default under its credit agreements with Piraeus Bank (CPB loan), Mojave Finance Inc. and the 4.5% Senior Convertible Note due in 2022 issued to Prime Shipping Holding Ltd (“Prime”)(an affiliate of Lemissoler Maritime Company W.L.L. (“Lemissoler”) )(“4.5% Note”) (refer to Note 17), as those credit facilities had not yet been restructured and discharged. In addition, as of December 31, 2013, the Company was also in default in relation to Portigon AG. To date, the Company continues to be in default under the Piraeus Bank (CPB loan) Credit Facility, the 4.5% Note, the Portigon AG Credit Facility, and the Mojave Finance Inc. Credit Facility. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

As of December 31, 2013, the Company has defaulted on payments of principal and interest with respect to the Piraeus Bank (CPB loan), Portigon AG and Mojave Finance Inc and was not in compliance with certain of its covenants. Since the Company’s lenders have the right, absent receipt of waivers, to demand the repayment of its debt at any given time, the Company reclassified its long term debt as of December 31, 2013 and 2012 as current liabilities in its consolidated balance sheet.

(a) Syndicate Facility Agreement

As part of the 2009 recapitalization, the Company’s existing syndicate of lenders entered into a $221,400 facility agreement, referred to herein as the “Syndicate Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.

On December 21, 2011, with the consent of the lenders under the Syndicate Facility Agreement, the Company agreed for the sale of the four LR1 vessels related to this facility, and the lenders agreed with NewLead to accept the gross sale proceeds in full and final satisfaction of all liabilities owed to the syndicate under the governing loan agreement. Following this agreement, $64,532, which constituted the proceeds of the sales of the Newlead Avra and the Newlead Fortune (sold in December 2011), and $80,159, which constituted the proceeds of the sales Newlead Compass and the Newlead Compassion (sold in January 2012), were applied against the loan. As of December 31, 2013 and 2012, the outstanding balance due to the syndicate lenders was $129, which is included in accounts payable and related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay outstanding amounts owed and fees under the agreement, the Company has nevertheless not been formally discharged and released of any and all of its obligations in respect of the Syndicate Facility Agreement due to this outstanding liability as of December 31, 2012.

(b) Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”) Credit Facility

On December 10, 2010, the Company entered into a Loan Agreement with Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.) (“Piraeus Bank (CPB loan)”) for a reducing revolving credit facility of up to $62,000, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, and to finance the working and investment capital needs. The provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the related vessels. Borrowings under this loan facility bore during 2013 an approximate effective interest rate of 6.32%, including the margin.

On April 5, 2012, with the consent of Piraeus Bank (CPB loan), the Company entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for proceeds of approximately $9,450. The proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico in a total aggregate amount of $6,736, (b) interest payable and (c) the payment of outstanding trade and vendor payments. Since June 2013 and as of December 31, 2013, the outstanding balance on such loan facility of $32,525 is fully payable.

As of December 31, 2013 and 2012, the Company has defaulted on interest payments under the loan agreement.

(c) Portigon AG (formerly, West LB Bank) Credit Facility

On April 1, 2010, the Company assumed a Loan Agreement with Portigon AG, relating to a term loan facility of up to $27,500 in relation to the Newlead Victoria. On March 28, 2013, the Company agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility, which include, among others, that: (a) the outstanding balance of $25,250 is to be payable in 3 quarterly installments of $300, followed by 5 quarterly installments of $375, followed by 15 quarterly installments of $475, followed by a balloon payment of $15,350 due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment shall be repaid on January 31, 2019), (b) the Company is waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which the bank is satisfied that the security cover ratio is not less than 100% and (ii) December 31, 2013 (inclusive), and (c) the Company was waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Borrowings under this loan facility bore during 2013 an approximate effective interest rate of 3.40%, including the margin of 3.25%. The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%.

Furthermore, it was agreed that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time that the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owed under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt for an amount which will not exceed in aggregate $500. Moreover, the vessel’s excess cash must be applied towards the prepayment of the balloon installment, in accordance with the following, all as described in the amended loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility.

The vessel’s excess cash must be applied towards the prepayment of the balloon installment until such time as the balloon installment has been reduced to $6,000, in accordance with the following, all as described in the loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. As of December 31, 2013, the Company was not in compliance with this ratio. The loan facility includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter (as of December 31, 2013, the Company was in breach of this covenant); (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2013, the Company was in compliance of this covenant); (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2013, the Company was in breach of this covenant) and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter (as of December 31, 2013, the Company was in breach of this covenant). As of December 31, 2013, the Company has defaulted on principal and interest payments. As of December 31, 2013, the outstanding balance was $24,781.

(d) Piraeus Bank Credit Facilities

On April 1, 2010, the Company assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21,000 relating to the Grand Ocean. On December 29, 2011, the Company, with the consent of Piraeus Bank, entered into an agreement for the sale of the Grand Ocean and that vessel was delivered to the buyer on January 11, 2012 for proceeds of approximately $8,150. Piraeus Bank applied the proceeds of such sale towards (a) the prepayment of $6,510 of the outstanding amounts due under the loan agreement for the Grand Ocean (b) interest payable and (c) the payment of outstanding trade and vendor payments. In addition, a repayment of $490 was effected on June 21, 2012.

On April 1, 2010, the Company also assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, as supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76,000 in relation to the Hiona and the Hiotissa. On June 20, 2012, the Company entered into an agreement with Piraeus Bank, as amended on April 10, 2013 to proceed with the sale of two tanker vessels, Hiona and Hiotissa, for an aggregate amount of approximately $57,000 and to convert the remaining outstanding debt of Hiona, Hiotissa and Grand Ocean, subject to the satisfaction of certain conditions precedent by the Company, into common shares of the Company. The Hiona and Hiotissa were sold during July 2012, and the proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the two vessels, in an aggregate amount of approximately $51,100, (b) interest payable and (c) the payment of outstanding trade and vendor payments. In addition, a repayment of $271 was effected on November 2, 2012.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On April 11, 2013, 102,779 common shares were issued to Piraeus Bank and vested immediately upon issuance. Pursuant to a Registration Rights Agreement entered into in connection with the agreement, as subsequently amended on April 10, 2013, Piraeus Bank may demand that the Company file a registration statement with respect to the shares, request that the Company file a registration statement on Form F-3 if the Company is entitled to use such form, or request that the common shares be covered by a registration statement that the Company is otherwise filing (i.e., piggy-back registration). On April 25, 2013, the Company was fully discharged and released from any and all obligations to Piraeus Bank under the credit facilities. As of December 31, 2013, the outstanding balance was $0.

(e) Kamsarmax Syndicate Facility Agreements

On April 15, 2010, the Company assumed two facility agreements (the “Kamsarmax Syndicate Facility Agreements”) in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”), the Newlead Tomi and the Newlead Gujarat. The senior facility agreement which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, was for $66,667 and the junior facility agreement which was entered into with Bank of Scotland and BTMU Capital Corporation was for $13,333.

On February 24, 2012, the Bank of Scotland issued notices of enforcement and notices of default and acceleration in relation to the senior loan agreement and the junior loan agreement, each dated April 15, 2010, between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62,684 and $13,938 under the Kamsarmax Syndicate Facility Agreements and sought a declaration, that, among other things, the Bank of Scotland was entitled to make a demand against the Company in respect of sums owing under the Kamsarmax Syndicate Facility Agreements. Ayasha and Bethune were the shipowning companies of the motor vessels “Newlead Tomi” and “Newlead Gujarat,” respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Syndicate Facility Agreements and the vessels were handed over to the lenders control. The gain on the transaction resulting from the release of the respective liabilities to the lender amounted to $24,576 and is included in Loss from discontinued operations.

On August 1, 2012, the Company was formally discharged and released of any and all of its obligations in respect of the Kamsarmax Syndicate Facility Agreements.

As of December 31, 2012 and 2013, no outstanding balance remained.

(f) First Business Bank (FBB) Credit Facility

As of December 31, 2011, no outstanding balance remained under the FBB credit facility. On April 27, 2012, the Company was fully discharged and released of any and all of its obligations to FBB outstanding under the FBB loan agreements.

(g) Eurobank Credit Facility

On July 9, 2010, the Company assumed a Loan Agreement with Eurobank, for a loan facility of up to $32,000 in relation to the Newlead Esmeralda. On February 10, 2012, with the consent of Eurobank, the Company agreed to the sale of the Newlead Esmeralda for proceeds of approximately $11,400. The proceeds of the sale were applied towards (a) the full and final satisfaction of all indebtedness owed to Eurobank under the loan agreement with Eurobank and (b) the payment of outstanding trade and vendor payments. As of February 16, 2012 the sale of this vessel was completed and on February 16, 2012, the Company was fully discharged and released from any and all obligations to Eurobank under the credit facility and related documents. As of December 31, 2013 and 2012, no outstanding balance remained.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(h) Handysize Syndicate Facility Agreement

On July 9, 2010, the Company assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, for a loan facility of up to $48,000 in relation to two newbuilding vessels. On March 21, 2012, with the consent of the lenders, the Company entered into a memorandum of agreement with an unrelated party for the sale of the Navios Serenity for proceeds of approximately $26,000. On March 26, 2012 the vessel was sold and the proceeds of the sale were applied towards the outstanding balance owed under the credit facility with DVB Bank, Nord LB and Emporiki Bank. Up to the sale of the vessel, the Company had defaulted on a number of principal and interest payments. On February 20, 2012, the Company received a default letter from the yard in respect of the delay of the payment of an installment of $7,400 after the completion of the “steel cutting” in September 2011 for the Handysize Hull 4029. On May 22, 2012, the Company signed an agreement with the shipbuilder and the Shipbuilding Contract with SPP Shipbuilding Co, Ltd., in which the prior contract with the yard was terminated and ceased to be valid. Under this agreement, the Company and the yard mutually waived all rights and released and discharged each other from all liabilities, obligations, claims and demands. This agreement resulted in the Company being released from the $7,400 liability to the yard and the $7,240 write-off of the balance of the vessel under construction. In addition, on May 22, 2012, the Company was released from its obligations under the related facility for the Handysize Hull 4029, which were $5,492, and on November 23, 2012, the Company was formally discharged and released of any and all of its obligations in respect of the Handysize Syndicate Facility Agreement.

(i) Mojave Finance Inc. Credit Facility

On April 10, 2012, the Company, as a third party, and NewLead Holdings (US) Corp. (refer to Note 6), entered into a Loan Agreement with Mojave Finance Inc., for a secured loan facility of $3,000 in order to finance its coal business. Pursuant to a Pledge Agreement, the loan facility is secured by an interest of 52% in NewLead Mojave Holdings LLC and 50% in New Lead JMEG LLC (the “Security”). The loan was initially payable in three equal monthly installments, the first to be paid one month after the drawdown date with each subsequent payment on a monthly basis. Pursuant to the Loan Agreement, the Company and NewLead Holdings (US) Corp. shall not, without prior written consent of Mojave Finance Inc., permit or create any security interest in the Security or permit or create any security interest in the assets of NewLead Holdings (US) Corp., NewLead Mojave Holdings LLC or New Lead JMEG LLC. Should NewLead Holdings (US) Corp. and/or the Company sell their entire interest in New Lead JMEG LLC, or any part thereof, such entity will have the obligation to prepay the loan, or any portion thereof, as applicable, in proportion to the interest sold. On July 9, 2012, the loan facility was amended. Pursuant to the amendment, the loan was payable after a nine-month period following the drawdown date, with the $3,000 repayment due on January 11, 2013. On January 9, 2013 and July 9, 2013, the loan facility was further amended. Pursuant to the second and the third amendments, the loan is payable after an eighteen-month period following the drawdown date, with the $3,000 repayment due on October 11, 2013. Since October 2013 and as of December 31, 2013, the outstanding balance on such loan facility of $3,000 is fully payable. As of December 31, 2013, the Company has also defaulted in interest payments. Borrowings under this loan facility bore during 2013 an approximate effective interest rate, including the margin of 5.10%.

(l) New Coal Holding LLC

On September 3, 2013, the Company entered into an agreement with New Coal Holding LLC for a Loan Facility of up to $300. The facility was payable in one balloon payment due three months from the final draw-down. During December 2013, the facility was fully repaid through the issuance of 25,000 common shares. However, there is a true-up clause referring to market value of common shares issued for the settlement. Refer to Note 22 for further details.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Joint Venture Loans

(j) Oppenheim Capital Ltd

On March 8, 2013, New Lead JMEG LLC entered into an agreement with Oppenheim Capital Ltd for a revolving credit facility of up to $1,350. The facility was payable in one balloon payment due twelve months from the final draw-down unless the lender agrees, in its sole discretion, to extend to such date as the lender may determine. Borrowings under this facility bore a fixed interest rate of 24% per annum on the unpaid principal balance. The credit facility has been added to Hanover agreement.

(k) Swanbury Investments SA

On March 4, 2013, New Lead JMEG LLC entered into an agreement with Swanbury Investments SA for a Loan Facility of up to $500. The facility was payable in one balloon payment due three months from the final draw-down. Borrowings under this facility bore a fixed interest rate of 24% per annum on the unpaid principal balance. During June 2013, the facility was fully repaid.

Other Information

Amounts drawn under the Piraeus Bank (CPB loan) and Portigon AG are secured by first priority mortgages on the Company’s vessels, guaranteed by each vessel-owning subsidiary and guaranteed by NewLead Holdings.

The amounts shown as interest and finance expense in the statements of operations and comprehensive loss are analyzed as follows:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2013	2012	2011

Interest expense	$6,952	$8,125	$11,528
Amortization of deferred charges	460	5,624	2,112
Amortization of the beneficial conversion feature	264	71,561	8,161
Hanover Holdings I LLC commission	31,982	-	-
Other expenses	23,012	1,239	871
	$62,670	$86,549	$22,672

The effective interest rate at December 31, 2013 was approximately 4.95% per annum (December 31, 2012: 4.31% and December 31 2011: 4.88%). Capitalized interest for the year ended December 31, 2013 amounted to $0 ($20 for the year ended December 31, 2012 and $2,549 for the year ended December 31, 2011, respectively). For the year ended December 31, 2013, other expenses include mainly financing expenses is relation to coal acquisitions in the amount of $20,000, expenses in relation to financing services in respect of the shipping sector in the amount of $2,510 and fair value of convertible notes in the amount of $513.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

17. CONVERTIBLE NOTES

	7% Notes (1)	4.5% Notes (2)	8% Note (3)	15% Note (4)	8% & 4.4%Note (5)	12% Con.Deb (6)	Note (7)	8% Note (8)	3.9% Note (8)	Total
Balance at December 31, 2010	$45,230	$-	$-	$-	$-	$-	$-	$-	$-	$45,230
Amortization of the Beneficial Conversion Feature	8,161	-	-	-	-	-	-	-	-	8,161
Make whole fundamental change	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2011	53,391	-	-	-	-	-	-	-	-	53,391
Amortization of the Beneficial Conversion Feature	71,561	-	-	-	-	-	-	-	-	71,561
Partial Conversion of the Convertible Senior Notes	(124,900)	-	-	-	-	-	-	-	-	(124,900)
Convertible Notes Issued	-	62,500	-	-	-	-	-	-	-	62,500
Balance at December 31, 2012	52	62,500	-	-	-	-	-	-	-	62,552
Convertible Notes Issued	-	-	2,855	1,000	1,525	500	20,000	15,000	24,000	64,880
Beneficial Conversion Feature	-	-	-	(248)	-	-	-	-	-	(248)
Amortization of the Beneficial Conversion Feature & Warrant	13	-	-	248	-	3	-	-	-	264
Cash payments	-	-	-	-	-	-	-	(125)	-	(125)
Warrants attached	-	-	-	-	-	(142)	-	-	-	(142)
Notes Converted to shares	-	-	(2,855)	(1,000)	-	-	-	(8,875)	(12,800)	(25,530)
Balance at December 31, 2013	$65	$62,500	$-	$-	$1,525	$361	$20,000	$6,000	$11,200	$101,651

(1) Senior Convertible 7% Notes

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $4,050.00 per share (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009, between the Company and Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.), and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers.

All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.) $20,000 of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contained certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. The Investment Bank of Greece also received warrants to purchase up to 926 common shares at an exercise price of $10,800.00 per share, with an expiration date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company.

In November 2009, Focus Maritime Corp., a company controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, converted $20,000 of the 7% Notes into approximately 5,000 new common shares of the Company. In connection with the restructuring of NewLead’s debt, on July 2, 2012, the Company entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124,900 of the 7% Notes, together with interest accrued thereon and future interest payment and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 589,000 common shares of the Company. Under the agreement with Focus Maritime Corp., the Company may not allow debt to equity conversions on more favorable terms to other debtors.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Upon the issuance of the notes, the Company recorded a BCF totaling $100,536 as a contra liability (discount) that had to be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2013, $13 of the BCF was amortized and reflected as interest expense in the statements of operations and comprehensive loss ($71,561 for the year ended December 31, 2012, and $8,161 for the year ended December 31 2011). In addition, as a result of the agreement with Focus Maritime Corp., the Company recorded an inducement loss of $293,109, which is included in Loss on extinguishment of convertible notes. Accordingly, in the aggregate, $100 of the 7% Notes remained outstanding as of December 31, 2013 and 2012.

As of December 31, 2013, the Company was not in compliance with its financial covenants on this indebtedness and had defaulted on three coupon payments. As such, the full amount outstanding was reclassified to current liabilities.

(2) Senior Convertible 4.5% Note

In November 2010, the Company entered into an agreement with Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86,800 and the bareboat leaseback charter period was eight years. NewLead retained call options to buy the vessels back during the lease period at pre-determined decreasing prices and was obligated to repurchase the vessels for approximately $40,000 at the end of the lease term. The repurchase obligation could be paid partially in cash and partially in common shares, at the Company’s option.

The Company concluded that it had retained substantially all of the benefits and risks associated with such vessels and has treated the transaction as a financing, resulting in an immediate loss of $2,728 (for those vessels where their fair value was below their carrying amount) and deferred gain of $10,540 (for those vessels where their fair values was above their carrying amount) which had been amortized over the life of each vessel. The unamortized portion of $9,083 as of December 31, 2011 was written off upon the redelivery of the vessels and is reported under discontinued operations. The amortization for the year ended December 31, 2011 amounted to $1,316 and is reported under discontinued operations.

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, the Company completed the redelivery of the four dry bulk vessels, the Australia, the Grand Rodosi, the China and the Brazil, to their owners which are affiliates of Lemissoler. On November 28, 2012, the Company entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime, which sets out the terms and conditions on which Lemissoler has agreed to the settlement of amounts outstanding and due to them from the Company pursuant to various agreements that had been entered into between the Company and Lemissoler (the “Lemissoler Indebtedness”) and a standstill and waiver of Lemissoler’s right to take action in respect of the Lemissoler Indebtedness and the failure of the Company to perform their respective obligations under such agreements, which includes, for the avoidance of doubt, any existing or future liabilities under agreements relating to the operation of vessels chartered or assigned to Lemissoler.

Pursuant to the Settlement Agreement: (a) the Lemissoler Indebtedness was settled by issuing (i) 243,003 common shares of the Company to Prime; and (ii) $50,000 aggregate principal amount of the Company’s the 4.5% Senior Convertible Note due in 2022 issued to Prime Shipping Holding Ltd (“Prime”)(an affiliate of Lemissoler Maritime Company W.L.L. (“Lemissoler”) )(“4.5% Note”) with such terms as described below; and (b) all fees, costs and expenses incurred by Prime in connection with the transaction will be paid from the issuance of 1,084 common shares of the Company (covering $400 in fees) to Prime (with any shortfall from the sale of the common shares to be fully paid and settled by the Company, which may be satisfied by issuing further common shares of the Company to Prime). As of December 31, 2012, Prime received 243,003 common shares of the Company for the outstanding balance and 1,084 common shares of the Company for the fees, costs and expenses incurred by Prime and the Company issued to Prime the 4.5% Note. In addition, in connection with the Settlement Agreement, the Company entered into a registration rights agreement with Prime, pursuant to which NewLead is obligated to file a registration statement or registration statements covering the potential sale of the common shares of the Company issued to Prime and the shares of the Company’s common shares issuable upon conversion of the 4.5% Note. Prime may also request that the Company file a registration statement on Form F-3 if NewLead is entitled to use such form, or request that their purchased common shares be covered by a registration statement that the Company is otherwise filing (i.e., piggy-back registration). As a result of the agreement with Prime, the Company recorded an aggregate loss of $50,574, which is included in Loss from discontinued operations.

As of December 31, 2013 and 2012, no outstanding balance remained on the lease debt. On January 30, 2013, the Company was formally released from all of its obligations and liabilities under the relevant finance lease documentation.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The $50,000 in aggregate principal amount of its notional 4.5% Senior Convertible Note due in 2022 to Prime issued in December 31, 2012, will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or earlier upon redemption, repurchase or conversion in accordance with its terms. At the option of the Company, subject to certain conditions, interest and principal payments may be satisfied by issuing additional common shares of the Company (rather than in cash).

The amount of shares to be paid is calculated by dividing (i) the per share amount equal to 80% of the arithmetic average of the daily volume-weighted average price (“VWAPs”) of the Company’s common shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the interest payment date into (ii) an amount equal to the total amount of cash such holder would receive if the aggregate amount of interest on the 4.5% Note was being paid in cash. The 4.5% Note is convertible, at a holder’s option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms. The holder has the right to convert the principal amount of the 4.5% Note, or any portion of such principal amount which is at least $1 (or such lesser principal amount of the 4.5% Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable common shares of the Company (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of the 4.5% Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the 4.5% Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date. The Conversion Price means an amount equal to 80% of the arithmetic average of the daily VWAPs of the common shares of the Company for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the conversion date. If the holder does not convert the 4.5% Note prior to the maturity date, then so long as no certain events of default (“Events of Default”) or an event triggering a repurchase (“Repurchase Event”) has occurred and is continuing, the principal of and accrued interest on the 4.5% Note that is outstanding on the maturity date shall automatically convert, without further action by the holder, into common shares of the Company. The number of common shares issued by the Company to the holder upon such conversion shall be the quotient obtained by dividing (x) the outstanding principal of and accrued interest on the 4.5% Note on the maturity date by (y) the Conversion Price then in effect.

The Company may redeem all or part of the outstanding principal amount of the 4.5% Note at any time, subject to certain conditions, at a redemption price in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note plus (2) accrued and unpaid interest on such principal amount to the redemption date plus (3) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (2) at the rate provided in the 4.5% Note to the redemption date, subject to certain conditions specified in the 4.5% Note. If a Repurchase Event occurs, the holder will have the right, at the holder’s option, to require the Company to repurchase all of the 4.5% Note, or any portion thereof, on a repurchase date that is five business days after the date of the holder delivered its notice with respect to such Repurchase Event. The repurchase price will be an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note that the holder has elected to be repurchased plus (2) accrued and unpaid interest on such principal amount to the date of such repurchase plus (3) accrued and unpaid default interest, if any, thereon at the rate provided in the 4.5% Note to the date of such repurchase. If an Event of Default shall have occurred, then the applicable interest rate shall be increased to 6.5% per annum during the period from the date of such Event of Default until the date no Event of Default is continuing. The Company may, at its option, subject to certain conditions, make any payments required to be made by the Company to the holder upon acceleration of the 4.5% Note by reason of certain Events of Default in common shares of the Company.

The transaction above in substance represents a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based on a fixed monetary amount known at inception (for example, a payable settled with a variable number of the issuer’s equity shares). All other financial instruments recognized under such guidance shall be measured initially at fair value. Subsequent changes shall be measured at fair value with changes in fair value recognized in earnings.

Based on the above guidance, the aforementioned transaction should be recorded at fair value, both initially and in subsequent periods. Changes in fair value should be recorded through earnings. Fair value should be determined based on the total number of shares that will be used to settle the amount. The fair value at inception will be the amount of $50,000 divided by 80%.

On the date of the issuance, the fair value of the 4.5% Note amounted to $62,500. As of December 31, 2013, the Company was not in compliance with certain covenants on this indebtedness.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(3) Senior Convertible promissory 8% Note

On June 19, 2013, the Company issued a senior convertible promissory note to Tiger Equity Partners Ltd. (“Tiger”) for up to $1,670 (the “Tiger Note”), with an additional financial option of $2,330. The Company has exercised this option and received additional $1,185 financing. The Tiger Note is due on June 19, 2014. Borrowings under this note bear a fixed interest rate of 8% per annum on the unpaid principal balance if paid in cash or 15% per annum on the outstanding principal balance if settled by issuance of shares of the Company, at the option of the Company. The Tiger Note contains anti-dilution adjustments under certain circumstances. At the holder’s option, the Tiger Note is convertible into common shares at a conversion price equal to 95% of the arithmetic average of the closing price of the Company’s common shares on the five trading days prior to and beginning with the date two business days before the maturity date or the conversion date. During December, 2013 the Tiger Note has been converted into 211,846 common shares, including outstanding accrued interest. However, there is a true-up obligation regarding the fair value of the shares issued. Refer to Note 22 for further details.

(4) Senior Convertible promissory 15% Note

On February 5, 2013, the Company issued a senior convertible promissory note to Good Faith Credit LLC (“Good Faith”), for up to $1,000 (the “Good Faith Note”). The Good Faith Note was due in one balloon payment on August 4, 2014. Borrowings under this Good Faith Note bore a fixed interest rate of 10% per annum on the unpaid principal balance and 5% per annum on the outstanding principal balance and any accrued and unpaid cash interest payable in the Company’s common shares or cash, at the option of the Company. The Good Faith Note was convertible into common shares at a conversion price of $369 per share at holder’s option, at any time and from time to time. During September, 2013 the Good Faith Note has been converted into 35,001 common shares, including outstanding accrued interest.

(5) Financial Institutions 8% and 4.4% Note

During December 2013, the Company issued convertible promissory notes to financial institutions totaling $1,470 (The "8% notes"). These 8% notes are due in one balloon payment during September 2014. Borrowings under these 8% notes bear a fixed interest rate of 8% per annum on the unpaid principal balance. These 8% notes are convertible into common shares at a conversion price of 65% of average of the lowest 3 Trading prices during 10 trading day period at holder’s option, at any time and from time to time. As of December 31, 2013 the full amount of these 8% notes is outstanding.

During December 2013, the Company assumed a convertible promissory note upon the acquisition of VPP totaling $55 (the “4.4% note"). The 4.4% note is due in one balloon payment during October 2014. Borrowings under the 4.4% note bear a fixed interest rate of 4.4% per annum on the unpaid principal balance. The 4.4% note is payable in monthly installments of $5 including interest. The note is collateralized by certain equipment.

(6) Convertible Debenture 12%

On December 23, 2013, the Company issued a convertible debenture to Dominion Capital LLC, for up to $500. The Dominion debenture is due on December 23, 2014. Borrowings under this debenture bear a fixed interest rate of 12% per annum on the unpaid principal balance if paid in cash. The Dominion debenture also contains interest and anti-dilution adjustments under certain circumstances. The Dominion debenture is convertible into common shares at a conversion price equal to the lesser of a) $13.5 and b) 70% of average of the lowest 3 VWAP during 15 Trading day period at holder’s option, at any time and from time to time. As of December 31, 2013, the full amount of the Dominion debenture is outstanding. Please see also Note 22 in relation to derivatives associated with the convertible debenture.

(7) Unsecured Convertible Note

On December 27, 2013, the Company issued three unsecured convertible notes to NM Dauphin & Company Limited, Ray Capital Inc. and Tiger Capital Partners Ltd, for up to $20,000. The three notes are due in 60 days by issuance of common shares par value $0.10 at a conversion price equal to the average of the closing prices for the 10 trading days immediately prior to but no including the date of issuance of the shares. Borrowings under this note do not bear an interest rate. Moreover, these unsecured convertible notes contain a true-up clause for a period of five year. As of December 31, 2013, the full amount of the three notes is outstanding.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(8) Senior Secured 8% and 3.9% Note

On September 13, 2013 and December 9, 2013 the Company issued senior secured notes to Pallas Holding LLC and Pallas Highwall Mining LLC, for up to $15,000 and $24,000, respectively (the “Pallas Notes”). The Pallas Notes are due in December 31, 2014 by the option of wire transfer or issuance of common shares, par value $0.10, at the trading price of the common shares prior to issuance. Borrowings under the Pallas Notes bear fixed interest rate 8% and 3.9%, respectively. The Pallas Notes are convertible into common shares at a conversion price equal to the average of the 60 trading days and 10 trading days, respectively. Regarding the $24,000 senior secured note with Pallas Highwall Mining LLC, 100% of the membership interest in Viking Prep Plant LLC, which were acquired through this senior secured note, has been mortgaged back to Pallas Highwall Mining LLC.

In relation to $15,000 note, the Company paid (i) $125 of principal on the senior secured promissory note in cash and (ii) $5,875 of principal on the note through issuing 85,611 shares of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $9,000, which amount is to be paid quarterly commencing on September 30, 2013, with each quarterly payment to be a principal amount of $1,500 plus accrued but unpaid interest thereon.

In relation to $24,000 note, the Company paid (i) $10,000 of principal on the senior secured promissory note through issuing 515,464 shares of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $14,000, which amount is to be paid quarterly commencing on December 31, 2013, with each quarterly payment to be a principal amount of $2,800 plus accrued but unpaid interest thereon.

As of December 31, 2013, the amount of the outstanding Pallas Notes outstanding is $6,000 and $11,200 respectively. During 2013, the Company has paid through total shares of 284,230 for the total amount of installments and accrued interest of $6,020. However, there is a true-up obligation regarding the fair value of the shares issued. Refer to Note 22 for further details.

The Company has entered into a variety of transactions in order to develop the commodities sector. Therefore, there is need for funds that are covered through convertible notes.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

18. ASSET RETIREMENT OBLIGATIONS

As of December 31, 2013, the Company has recorded asset retirement obligations for mine reclamation and closure costs totaling $979. Changes in the asset retirement obligations were as follows:

Total asset retirement obligations at December 31, 2011	$-
Accretion for the period	-
Sites added during the period	-
Revisions in estimated cash flows	-
Expenditures for the period	-
Total asset retirement obligations at December 31, 2012	-
Accretion for the period	37
Sites added during the period	942
Revisions in estimated cash flows	-
Expenditures for the period	-
Total asset retirement obligations at December 31, 2013	$979
Less current portion	-
Long-term portion	$979

19. SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Coal and Shipping Operations. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Coal typically consists of mining operations and coal washing services, while the Shipping Operations consist of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels.

The Company measures segment performance based on loss from continuing operations. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Shipping		Coal		Total
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012

Operating revenue	$7,140	$8,928	$203	$-	$7,343	$8,928

Commissions	(80)	(107)	-	-	(80)	(107)
Voyage expenses	(1,006)	(158)	-	-	(1,006)	(158)
Vessel operating expenses	(4,598)	(3,266)	-	-	(4,598)	(3,266)
Cost of coal sales	-	-	(75)	-	(75)	-
Selling, general and administrative expenses	(79,622)	(8,249)	(2,271)	-	(81,893)	(8,249)
Other income / (expense), net	47	(3,528)	-	-	47	(3,528)
Operating income / (loss) before depreciation and amortization and impairment losses	(78,119)	(6,380)	(2,143)	-	(80,262)	(6,380)
Depreciation, depletion and amortization expense	(2,806)	(6,564)	(53)	-	(2,860)	(6,564)
Impairment losses	-	(7,054)	-	-	-	(7,054)
Segment operating (loss) / income	(80,926)	(19,998)	(2,196)	-	(83,122)	(19,998)
Loss on extinguishment of convertible notes	-	(293,109)	-	-	-	(293,109)
Interest and finance expense, net	(62,397)	(86,918)	(273)	369	(62,670)	(86,549)
Change in fair value of derivatives	262		(482)	-	(220)	-
Loss from continuing operations	$(143,061)	$(400,025)	$(2,951)	$369	$(146,012)	$(399,656)
Total assets	$133,705	$58,799	$17,626	$3,000	$151,331	$61,799
Goodwill	$-	$-	$28,007	$-	$28,007	$-
Long lived assets	$35,063	$37,503	$31,032	$-	$66,095	$37,503

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Segment Operating Revenue

The Company reports financial information and evaluates its revenues by industry.

During the year ended December 31, 2013, the Company derived 97% of its revenue from continuing operations from shipping industry and 3% from coal industry. During the year ended December 31, 2012, the Company derived 100% of its revenue from continuing operations from shipping industry.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

20. SHARE BASED COMPENSATION

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

On December 20, 2011, the Board of Directors amended the Plan to increase the number of common shares reserved for issuance from 1,296 shares to 4,630 shares to better enable the Company to offer equity incentives to its officers, directors, employees and consultants.

On March 13, 2013, the Second Amended and Restated 2005 Equity Incentive Plan was amended to increase the number of common shares reserved for issuance from 4,630 to 82,688 to better enable the Company to offer equity incentives to officers, directors, employees and consultants. In addition, the Plan provides for an annual increase in the total number of the Company’s common shares available for issuance under the Plan on the first day of each fiscal year of the Company beginning in fiscal year 2014, by 5% of the number of outstanding common shares of the Company on such date.

In addition, the Company may grant restricted common shares and share options to third parties and to employees outside of the Plan. During the years ended December 31, 2013, 2012 and 2011 approximately 45,770, 3,690 and 2,700 shares, respectively, were granted to former employees, officers, executive officers, board of directors members and consultants, which vested upon their issuance. For shares issued to third parties refer to Note 21 and for shares granted/issued after December 31, 2013, refer to Note 27.

Employment and Severance Agreements

On January 2, 2012, the Company entered into employment agreements with two of the Company’s then executive officers, Nicholas G. Fistes (resigned in December 2012), and Michail Zolotas, which entitle each executive to an annual base salary and an annual incentive bonus that is payable in the Company’s common shares. The agreements were retroactive for the year 2011 and are effective until December 31, 2016, after which they will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreements. Pursuant to the employment agreements, both executives were entitled to the following compensation: (1) for 2011, they were entitled to an aggregate base salary of $1,300 and bonus of $300, which was paid in shares priced at $900.00 per share, resulting in an aggregate of issuance of 1,778 shares; and (2) for each year from 2012 until the end of 2016, they will be entitled to an aggregate base salary of $1,450 and bonus of $1,450, which will be paid in shares priced at $900.00 per share, resulting in an aggregate of issuance of 3,222 shares. Under each employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to five times his then current base salary and five times the annual bonus for the prior year within 30 days following the effectiveness of the termination. If an executive’s employment is terminated for “cause” or voluntarily by the employee without “good reason,” the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination. In addition, on April 1, 2013, the Company issued 594 and 971 common shares to Nicholas G. Fistes and Michail Zolotas, respectively, in connection with their 2012 annual base salaries.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On January 1, 2013 and January 10, 2014, two amendments to the employment agreement with Michail Zolotas were signed. Pursuant to the amended employment agreements, Michail Zolotas will be entitled, for the fiscal years 2013 through 2018, to an aggregate base salary of $1,500 per year, which will be paid in advance and in common shares of the Company.

The Company agreed to pay the annual base salary owed to Michail Zolotas for fiscal year 2013 by May 30, 2013 and on May 31, 2013, 11,297 common shares were issued. The share price used for the calculation of the shares was the average closing price of the Company’s common stock for the last thirty trading days prior to the date on which the shares were delivered to Michail Zolotas. On January 7, 2014, pursuant to the terms of his employment agreement, the Company issued 9,476 common shares to Michail Zolotas for his 2014 annual base salary, which vested upon issuance. However, according to the second amendment, on March 11, 2014, the Company also issued 81,988 additional common shares of the Company. In addition, according to the second amendment, every ninety days and for a period of two years following the date of the issuance of the additional shares, the Company shall perform true-up exercises, whereupon if the shares trading price is less than the share price used to issued the Salary shares, additional shares to be issued. For fiscal year 2014 and for each subsequent year, the share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 10 days (in comparison to 365 days mentioned in the first amendment) prior to the date on which the shares are delivered to the Michail Zolotas. Pursuant to the terms of the amended employment agreement, for fiscal years 2013 through 2018, Michail Zolotas will also be entitled to an incentive bonus in a target amount of $4,500 per year in the sole discretion of the Board, which will be paid in common shares or warrants. The share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 60 trading days prior to the date on which the target bonus is granted to Michail Zolotas. The target bonus for each performance period will be determined on an annual basis and based on such factors as the board and Michail Zolotas shall in good faith agree, such factors to be agreed no later than 60 days following the start of each performance period, except in the year 2013 where the target bonus of Michail Zolotas was granted on May 30, 2013. Each target bonus, if any, shall be paid on or before March 1 of the year following the performance period to which the bonus relates. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, Michail Zolotas is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement), he will be entitled to a cash payment equal to (i) twenty times his then-current base salary and (ii) twenty times his annual bonus for the prior year within 30 days following the effectiveness of the termination.

On September 6, 2013, the Company entered into severance agreements with certain of its key employees, executives and consultants, (the “Executives”) not including Michail Zolotas. If on or after the effective date of a change of control, the severance agreements are terminated without “cause”, or the Executive resigns for “good reason”, the Executive will be entitled to its Accrued Obligations plus an amount agreed by the Compensation Committee depending on its position within the Company, ranging from $1,500 to $5,000. As used in the Severance Agreements, “change of control” means: the Company undergoes a merger, reorganization or other consolidation in which the Board of Directors and/ or Shareholders of the Company remove Michail Zolotas from the Board of Directors and subsequently from his office as CEO/ Director and Chairman of the Board of Directors, or from the position held at the time, and terminate his employment with the Company with immediate effect.

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

During the years ended December 31, 2013, 2012, and 2011, the Company recognized total compensation cost related to the Company’s restricted shares of $25,193, $2,412 and $1,884, respectively.

A summary of the activity relating to restricted common shares during the years ended December 31, 2013, 2012 and 2011 is as follows:

	Number of Shares	Weighted Average Fair Values	Weighted Average Vesting Period (Years)
Outstanding and non-vested shares, as of December 31, 2010	431	$6,642.00	1.7
Granted (3), (4), (5), (6)	4,412	418.50	2.4
Forfeited (1), (2), (3), (4)	(146)	1521.00	-
Vested (1), (2)	(403)	6,723.00	-
Outstanding and non-vested shares, as of December 31, 2011	4,294	414.00	2.4
Forfeited (4), (6)	(1,151)	409.50	-
Vested (1), (3), (4), (5), (6)	(1,311)	373.50	-
Outstanding and non-vested shares, as of December 31, 2012	1,832	445.50	2.9
Granted (7)	39,541	285.85	0.8
Forfeited (4), (6)	(334)	359.03	-
Vested (1), (4), (6), (7)	(41,039)	292.27	-
Outstanding and non-vested shares, as of December 31, 2013	-	$-	-

(1)	403 shares were granted on the date of the recapitalization; 370 shares had a two-year vesting schedule (at January 1, 2011 and 2012), of which 185 shares, with an original vesting date January 1, 2012, were vested in July 15, 2011 upon the resignation of the former Chief Financial Officer; and 33 shares had a three-year vesting schedule (at January 1, 2011, 2012 and 2013), of which 11 shares, with an original vesting date of January 1, 2012 and January 1, 2013, were forfeited on December 31, 2011 due to the resignation of two board members. The remaining 5 and 6 shares were fully vested on January 1, 2012 and 2013, respectively.

(2)	15 shares were granted on January 1, 2010 and vested over a one year period (January 1, 2011). 13 shares were granted on April 15, 2010, of which: (a) 4 vested over a one year period (January 1, 2011) and (b) 9 with an original three-year vesting period (at January 1, 2011, 2012 and 2013) were treated as follows: (i) 3 vested on January 1, 2011 and (ii) the remaining 6 were forfeited on December 31, 2011 due to the resignation of one board member.

(3)	19 shares were granted to members of the board of directors on February 1, 2011. Of such shares, 11 shares were forfeited on December 31, 2011 due to the resignation of three board members and 8 shares were fully vested in 2012.

(4)	812 shares were granted on April 1, 2011 to employees, officers and directors with original vesting date April 1, 2013. Of such shares, 118 shares were forfeited during 2011, 205 during 2012 and 37 during 2013. From the remaining, 113 were fully vested as of December 31, 2012 and 339 shares as of April 1, 2013.

(5)	778 shares were granted to members of the board of directors on December 21, 2011, of which 311 shares were vested upon issuance (February 15, 2012) and the remaining 467 shares were vested on December 31, 2012.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(6)	2,803 shares were granted on December 21, 2011 to employees, officers and directors which were to be vested as follows: (i) 700 shares, were to be vested over four years with 25% of the grants being vested on each of the first, second, third and fourth anniversary of the issuance date (February 15, 2013, February 15, 2014, February 15, 2015 and February 15, 2016, respectively); and (ii) 2,103 shares were to be vested on the third anniversary of the issuance date (February 15, 2015). During 2012 and 2013, 946 and 297 of such shares were forfeited and 407 and 1,100 were fully vested earlier than their original vesting date, upon approval from the Board of Directors. The remaining 53 shares were fully vested on their original vesting date.

(7)	On April 1, 2013, the Company granted and issued the following common shares: (i) 29,894 common shares to the Chairman, Michail Zolotas, and 5,274 common shares to top management employees, of which 40% vested upon issuance and the remaining shares will vest 30% on April 1, 2014 and 30% on April 1, 2015, granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company; (ii) 2,817 common shares to employees and consultants, which vested upon issuance, granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company; (iii) 1,556 common shares to non-executive directors, which vested upon issuance. The shares that originally were to be vested on April 1, 2014 and on April 1, 2015, were vested in November 2013, upon approval from the Board of Directors.

No compensation cost remains to be recognized in future periods.

Share options

The summary of share option awards is summarized as follows (in thousands except per share data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Vesting Period (Years)
Outstanding, as of December 31, 2011 (1)	380	$14,454.86	$3,131.41	3.0
Outstanding, as of December 31, 2012	380	14,454.86	3,131.41	3.0
Outstanding, as of December 31, 2013	380	$14,454.86	$3,131.41	3.0
Exercisable at December 31, 2013	380	$14,454.86	$3,131.41	-

(1)	In 2008, the Company granted 56 share options to purchase common shares subject to a vesting period of three annual equal installments. On October 13, 2009, all these shares were vested due to the recapitalization.

In 2009, the Company granted 556 share options to purchase common shares, which were to be vested equally over 36 months and were subject to accelerated vesting or forfeiture upon certain circumstances. The options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). Pursuant to the Board of Directors resolution dated October 14, 2010, the exercisable period of these share options extended for additional five years, i.e. until October 13, 2019. In July 2011, upon the resignation of the former Chief Financial Officer, the remaining 232 shares (i.e. 556 shares granted less 324 shares exercisable as of June 30, 2011) were forfeited. As a result, no unrecognized compensation existed as of July 2011.

During the years ended December 31, 2013 and 2012 no share-based compensation cost was recognized, relating to the share options. During the year ended December 31, 2011 the Company recognized share-based compensation cost of $194 and a reduction of compensation expense of $496 due to the forfeited shares upon the resignation of the former Chief Financial Officer.

The weighted average contractual life of the share options outstanding as of December 31, 2013 was 5.6 years.

As of December 31, 2013, the intrinsic value of the Company’s share options was $0, since the share price of the Company’s common shares was less than the exercise price.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

21. COMMON SHARES AND DIVIDENDS

Common Shares

As a result of the issuance of restricted shares to employees, former employees, officers, executive officers, directors and consultants during the years ended December 31, 2013, 2012 and 2011, the Company’s share capital was increased by approximately 97,921 shares, 7,211 shares and 1,051 shares, respectively (refer to Note 20).

As a result of the issuance of shares to various vendors and related parties to settle outstanding invoices during the year ended December 31, 2013 and 2012 the Company’s share capital was increased by approximately 466,050 shares and 22,970 shares respectively. No such shares issued during the years ended December 31, 2011 (refer to Note 13).

As a result of the issuance of shares for warrants exercised during the year ended December 31, 2013, the Company’s share capital was increased by approximately 25,848 shares (refer to Note 22).

As a result of the issuance of shares to Piraeus Bank to settle outstanding loan obligations during the year ended December 31, 2013, the Company’s share capital was increased by approximately 102,779 shares (refer to Note 16).

As a result of the issuance of shares to Good Faith to settle outstanding loan obligations during the year ended December 31, 2013, the Company’s share capital was increased by approximately 35,001 shares (refer to Note 17).

As a result of the issuance of shares to Tiger Equity Partners LTD to settle outstanding loan obligations during the year ended December 31, 2013, the Company’s share capital was increased by approximately 211,846 shares (refer to Note 17).

As a result of the issuance of shares to New Coal Holding LLC to settle outstanding loan obligations during the year ended December 31, 2013, the Company’s share capital was increased by approximately 25,000 shares (refer to Note 16).

As a result of the issuance of shares to Dominion Capital L.L.C in relation to finance expenses derived from the debenture during the year ended December 31, 2013, the Company’s share capital was increased by approximately 2,500 shares (refer to Note 17).

As a result of accounts payable settlement through Hanover during the year ended December 31, 2013, the Company’s share capital was increased by approximately 389,125 shares (refer to Note 13).

In relation to payments for VAG and VPP acquisitions during the year ended December 31, 2013, the Company’s share capital was increased by approximately 885,305 shares.(refer to Notes 5 and 17).

In relation to advances for coal property during the year ended December 31, 2013, the Company’s share capital was increased by approximately 111,112 shares.(refer to Notes 5).

As a result of the issuance of shares to Prime to settle outstanding lease obligations during the year ended December 31, 2012, the Company’s share capital was increased by approximately 244,087 shares (refer to Note 17).

As a result of the issuance of shares to Focus Maritime Corp. to settle outstanding 7% Notes during the year ended December 31, 2012, the Company’s share capital was increased by approximately 588,753 shares (refer to Note 17).

As a result of a joint venture arrangement that was entered into on April 2012, the Company’s share capital was increased by approximately 1,624 shares (refer to Note 6).

As a result of the agreement that NewLead entered into with Lemissoler (refer to Note 17), the Company’s share capital was increased by approximately 442 shares and 82 shares, which were issued in January 2012 and in January 2011, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Dividends

During the years ended December 31, 2013, 2012, and 2011, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends. In addition, certain of the Company’s debt agreements contain covenants that limit its ability to pay dividends or prohibit the Company from paying dividends without the lender’s consent.

Reverse Splits

On October 17, 2013 and on December 6, 2013, a 1−for−15 and a 1−for−3 reverse share split of NewLead’s common shares, respectively, was effected, after the approval by the Company’s Board of Directors and by written consent of a majority of shareholders. The reverse share splits consolidated every fifteen common shares and every three common shares, respectively, into one common share, with par value of $0.01 per share. In addition, on March 6, 2014, a 1−for−10 reverse share split of NewLead’s common shares, was effected, after the approval by the Company’s Board of Directors and by written consent of a majority of shareholders. The reverse share split consolidated every ten common shares into one common, with par value of $0.10 per share. There can be no assurances that the Company will not undertake further reverse splits subsequent to the filing of this report. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse splits. In respect to the underlying common shares associated with share options and any derivative securities where applicable, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio and 1:10 ratio, respectively, for all periods presented. Due to such reverse share split, earnings per share, convertible notes, warrants and share options have been adjusted retrospectively as well where applicable. The consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 reflect the reverse share split.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

22. FINANCIAL INSTRUMENTS

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, notes, accounts payable and accrued liabilities.

Fair Values

Derivative financial instruments are stated at their fair values. The carrying amounts of the following financial instruments approximate their fair values due to their relatively short maturities: cash and cash equivalents and restricted cash accounts, trade and other receivables, trade and other payables. The fair values of long-term loans and notes are estimated by taking into consideration the Company’s creditworthiness and the market value of the underlying mortgage assets.

	Carrying amount	Fair Value	Carrying amount	Fair Value
	December 31, 2013		December 31, 2012
Assets
Cash and cash equivalents	$2,271	$2,271	$1,043	$1,043
Restricted cash	$31	$31	$1,342	$1,342
Trade receivables, net	$3,573	$3,573	$3,586	$3,586
Other receivables	$3,224	$3,224	$4,980	$4,980
Liabilities
Accounts payable, trade	$21,451	$21,451	$13,618	$13,618
Current portion of long-term debt	$60,306	$22,150	$78,739	$17,400
Convertible notes, net	$101,651	$101,651	$62,552	$62,552
Promissory notes payable	$-	$-	$11,000	$11,000
Share settled debt	$72,595	$72,595	$-	$-
Derivative financial instruments	$20,491	$20,491	$767	$767

Fair Value Hierarchy

The guidance on fair value prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring and a non-recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
Assets
Cash and cash equivalents	$1,043	$1,043	$-	$-
Restricted cash	$1,342	$1,342	$-	$-
Vessels	$4,755	$-	$4,755	$-
Liabilities
Current portion of long-term debt	$17,400	$-	$17,400	$-
Convertible notes, net	$62,552	$-	$62,552	$-
Promissory notes payable	$11,000	$-	$11,000	$-
Interest rate swaps	$767	$-	$767	$-
December 31, 2013
Assets
Cash and cash equivalents	$2,271	$2,271	$-	$-
Restricted cash	$31	$31	$-	$-
Liabilities
Current portion of long-term debt	$22,150	$-	$22,150	$-
Convertible notes, net	$101,651	$-	$101,651	$-
Share settled debt	$72,595	$-	$-	$72,595
Derivative financial instruments	$20,491	$-	$269	$20,222

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives in respect of swap agreements trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy. The Company’s derivatives in respect of true-up clauses and anti-dilution provisions do not trade in liquid markets, and as such, model inputs cannot generally be verified and therefore involve significant management judgment. Such instruments are typically classified within Level 3 of the fair value hierarchy.

The Company’s assessment included its evaluation of the estimated fair market values for each vessel based on market transactions for which management assumes responsibility for all assumptions and judgments used, compared to the carrying value. Where possible, the Company’s valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers’ and sellers’ ideas of similar vessels and other information they may possess. Based on this, the Company makes an assessment of what the vessel is worth at a given time, assuming that the vessel is in good working order and its hull and machinery are in a condition to be expected of vessels of its age, size and type, that the vessel’s class is fully maintained and free from all conditions and the vessel is in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.

Derivative Financial Instruments

Interest Rate Swaps

The Company has entered into an interest rate swap agreement in order to hedge the interest expense arising from the Company’s Piraeus Bank Credit Facility detailed in (b) in Note 16. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

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

The details of the Company’s swap agreement, is as follows:

						Fair Value
			Contract			As of	As of
	Value	Termination	Notional	Fixed	Floating	December 31,	December 31,
Interest rate swaps	Date	Date	Amount	Rate	Rate	2013	2012
Marfin Egnatia Bank	9/2/2009	9/2/2014	$37,400	4.08%	3-month LIBOR	$269	$767
						$269	$767

As of December 31, 2013 and 2012, the Company has defaulted on payments of interests on its swap agreement. As a result, the amounts of $269 and $767 are presented within current liabilities in the consolidated balance sheet.

The total fair value change of the interest rate swaps is reflected in interest expense within the consolidated statements of operations and comprehensive loss. These amounts were a gain of $498, $564 and $1,153 for the years ended December 31, 2013, 2012 and 2011, respectively and these are included in interest and finance expense of consolidated statements of operations and comprehensive loss. The related asset or liability is shown under derivative financial instruments in the balance sheet.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Share Settled True-Up Clauses

During 2013, in connection with the issuance of several convertible notes and account payable settlements, the Company granted the holders of certain convertible notes and the participants in a voluntary accounts payable share settlement, certain true-up or anti dilution rights. These rights require the Company to issue additional shares or cash, at the Company’s option, if the value of the shares received from conversion of the convertible notes or from the settlement of certain accounts payable, falls below the value of the shares on the date of issuance. These true-up clauses work as security price guarantees and are effectively written put options on the shares issued. The Company has fair valued these obligations using an American-style option pricing model that most appropriately reflects the term and conditions of the security price guarantees.

The true-up clause is accounted for as contingent consideration which represents an option of the holder of the option, to receive additional shares or cash if the Company’s share price on the date that the holder sell the shares received is less than the share price on the date the shares were issued. Because the sell date is variable, the option represents an American style option and should be valued as such. The assumptions utilized in the model included a minimum expected volatility of 183% and a maximum expected volatility of 208%. The risk-free interest rate was 0.13%. The true-up clause can be exercised when the shares issued for the settlement of the liability, are sold from the holder and the holders’ options end through a range from September 13, 2014 to December 15, 2023. The total change in fair value of derivatives is included in the consolidated statements of operations and comprehensive loss is loss of $220.

			Fair Value
		Contract	As of	As of
	Termination	Notional	December 31,	December 31,
Derivatives	Date	Amount	2013	2012

Vendors	October 2, 2015	$4,783	$3,360	$-
Vendors	December 26, 2014	2,500	1,638
Convertible Notes and Loans	December 23, 2014	500	200	-
Convertible Notes and Loans	December 27, 2014	350	232
Convertible Notes and Loans	December 1, 2023	3,051	3,018
Equity issuance related to VAG acquistion	September 13, 2014	5,875	4,860	-
Equity issuance related to VPP acquistion	December 9, 2014	10,000	6,914	-
		$27,059	$20,222	$-

Warrants

During fourth quarter of 2009 in connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece a six-year warrant to purchase up 926 common shares at an exercise price of $10,800 per share, with an expiration date of October 13, 2015, which resulted in $3,940 of debt issuance cost that was recorded as deferred issuance cost. During 2012 and upon conversion of the 7% Notes, the remaining unamortized amount of $1,860 was written off. The warrants qualified for equity classification.

During the fourth quarter of 2009, the Company also authorized the issuance to a third party of a six-year warrant to purchase 926 common shares at an exercise price of $10,800 per share, for advisory services provided in connection with the recapitalization. During 2010, the Company authorized the issuance to the third party of a ten-year warrant to purchase 250 common shares with a strike price of $1,350.00. During 2012, the Company authorized the issuance to the third party of a ten-year warrant to purchase 1,667 common shares for advisory services provided in connection with the Restructuring, with a strike price of $112.5 (provided however that the third party surrenders its existing 926 (six-year) and 250 (ten-year) issued warrants. The warrants qualified for equity classification. The new warrants were fair valued as of April 9, 2012 at $1,000. This warrant was exercised during January 2013 and a total of 1,378 common shares were issued.

On December 31, 2012, the Company authorized the issuance to the third party of a ten-year warrant to purchase 2,778 common shares for advisory services provided in connection with the Restructuring, with a strike price of $112.5. The warrants qualify for equity classification. The fair value of these warrants amounted to $509. On May 21, 2013, the Company and the third party mutually agreed to terminate the warrant agreement.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On January1, 2013 ( amended on June 30, 2013),the Company issued to a third party of a ten-year warrant to purchase common shares in exchange for $6,400 with an exercise price of $180. The fair value of $6,122 of 35,555 warrants has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable at for a period of up to 10 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 176%. The risk-free interest rate used was 1.78%.

On April 1, 2013, the Company issued to a third party of a ten-year warrant to purchase 8,622 common shares, with an exercise price of $5.22. On July 1, 2013 the Company issued to a third party of a ten-year warrant to purchase 18,000 common shares, with an exercise price of $2.52. On September 24, 2013, the warrants were exercised and the Company issued an aggregate of 24,467 common shares after the deduction of shares surrendered due to the selection of a cashless exercise according to the terms of the warrant agreement.

On May 16, 2013, the Company issued to a third party of a two-year warrant to purchase 3,704 common shares in exchange for $250, with an exercise price of $67.5. The new warrant was fair valued as of May 16, 2013 at $427. On December 27, 2013, the warrant has been cancelled and a new agreement for settlement with shares has been signed for the $250 payable to the third party.

On October 1, 2013, Company issued to a third party of a nine and half-year warrant to purchase 9,800,000 common shares, with an exercise price of $0.005. The new warrant was fair valued as of October 1, 2013 at $1,333. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable at for a period of up to 9.5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 180%. The risk-free interest rate used was 2.5%.

On December 10, 2013, Company issued to a member of board of director, as part of its annual compensation, a ten-year warrant to purchase common shares in exchange for $217 with an exercise price of $0.10 per share. The new warrant was fair valued as of December 10, 2013 at $217.

On December 23, 2013, Company issued to a third party of a five-year warrant to purchase 7,407 common shares, with an exercise price of $17.5. The new warrant was fair valued as of December 23, 2013 at $93. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable at for a period of up to 5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 181%. The risk-free interest rate used was 1.68%.

On December 23, 2013, Company issued to a third party of a five-year warrant to purchase 3,704 common shares, with an exercise price of $22.5. The new warrant was fair valued as of December 23, 2013 at $46. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable at for a period of up to 5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 181%. The risk-free interest rate used was 1.68%.

Interest Rate Risk

Interest rate risk arises on bank borrowings. Considering its recent financial position, the Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 16, “Long-term Debt”.

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks. The Company is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. As of December 31, 2013, those derivative instruments are in the counterparties’ favor. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

Cash deposits in excess of amounts covered by government - provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits in excess of government - provided insurance limits.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

23. COMMITMENTS AND CONTINGENT LIABILITIES

(1) Commitments

Asset Retirement Obligations

The Company is subject to certain environmental and regulatory obligations which will require the Company to restore the mine properties after the mining has been completed. As a result, the Company will be required to recognize an asset retirement obligation in the period in which the obligation is incurred in accordance with ASC 410, Asset Retirement and Environmental Obligation (“ARO”). As a result of the acquisition of Viking Acquisition Group, LLC and Viking Prep Plant, LLC in September and December 2013, respectively, the Company recorded an ARO in the amount of $836 and $106, respectively. Although the Viking mine is currently in the exploration stage for the Company’s purposes, the ARO recorded in connection with the Viking mine acquisition represents the accumulated ARO related to mining activities performed by previous owners.

Rental Agreements

The Company has entered into office, parking and warehouse rental agreements with a related party, Terra Stabile S.A. (“Terra Stabile”) and Terra Norma S.A. (“Terra Norma”), which are controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors (see Note 25), (for amendments in these rental agreements refer to Note 27). These rental agreements vary in duration-the longest agreement will expire in April 2022.

The committed rent payments to as of December 31, 2013 were:

December 31, 2014	$289
December 31, 2015	510
December 31, 2016	517
December 31, 2017	525
December 31, 2018	533
Thereafter	1,631
$4,005

Coal Sale Purchase Agreements (Purchase Agreements)

As of December 31, 2013, New Lead JMEG LLC, a joint venture affiliate of the Company (see Note 6) had previously entered into two Sale Purchase Agreements with a third party, to purchase from such third party thermal coal (used in power plants for electricity generation and other industrial uses) located in Kentucky, USA. The commencement period of the agreements, which were revised on March 17, 2013, is considered to be the first shipment of coal, which is expected to take place during the fourth quarter of 2014 or as otherwise agreed.

The commitments as of December 31, 2013 were:

BTU	Year	Amount
12,300	1	$47,028
12,300	2	64,350
12,300	3	64,350
12,300	4	64,350
12,300	5	64,350
		304,428
10,800	1	40,154
10,800	2	54,945
10,800	3	54,945
10,800	4	54,945
10,800	5	54,945
		259,934
		$564,362

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Moreover, related to coal business, the Company leases certain equipment, and facilities from unrelated third parties under agreements classified as operating leases. As of December 31, 2013, all of these agreements were month-to-month agreements. Rent expense under these agreements totaled approximately $29 for the period ended December 31, 2013.

(2) Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. As of December 31, 2013, the Company has provided in respect of all claims an amount equal to $3,441 ($3,454 as of December 31, 2012). Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:

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

c)	Damages suffered by sub-charterers of the vessel resulting from grounding in Houston in October 2007.

The Company does not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of hydrogen sulphide in the vessel’s tanks at two ports in the United States.

The Company does not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

•	The vessel Grand Rodosi was involved in a collision in October 2010 with the fishing vessel “Apollo S”. As of December 31, 2012, the Company estimated that the expected possible losses amount to approximately $500, which, however, are 100% covered by the P&I Association:

a)	Pollution cleanup costs - the Company has a provided guarantee for A$500,000.

•	The charterers of the Newlead Esmeralda notified the Company in November 2010 of their intention to pursue the following claims. After discussions with the charterers in March 2011, an agreement was reached that neither party would seek any form of security in the future for the claims relating to the grounding that occurred in March 2010. The Company believes the charterer’s chances of success are remote. Below is a list of the claims:

a)	Damages for lost income as a result of cargo that was not able to be loaded, subsequent to vessel’s grounding in March 2010;

b)	Damages resulting from the prolonged storage costs due to the inability to place cargo on board the vessel; and

c)	Anticipated costs.

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

Other than as described above, the Company has not been involved in any legal proceedings which may have, or have had a significant effect on its financial statements, nor in the company aware of any proceedings that are pending or threatened which may have a significant effect on its financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

24. TAXATION

The Company is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies’ vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of operations and comprehensive loss.

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

In relation to coal business, as of December 31, 2013, the Company had net operating loss carryforwards totaling approximately $707, available to offset federal and state taxable income in future years. These operating loss carryforwards will begin to expire in 2033 for federal purposes and 2028 for state purposes, if not previously utilized.

The approximate income tax effect of the net operating loss carryforwards and other temporary differences that give rise to the Company’s deferred income tax assets (liabilities) as of December 31, 2013 were as follows:

Year Ended December 31, 2013
Net operating loss carryforwards	$275
Property	(113)
Leased mineral rights	(1,797)
Acquisitions Costs	560
Interest payable	158
Derivative instruments liability	4,580
Asset retirement obligations	381
Total deferred income tax assets, net	4,044
Less valuation allowance	(4,044)
Net deferred income tax assets	$-

The Company provided a full valuation allowance on the total amount of its net deferred income tax assets as of December 31, 2013 since management believes that it is more likely than not that these assets will not be realized. The net deferred tax assets received in the acquisitions of VAG and Viking Prep, totaling approximately $2,821 were offset by a full valuation allowance at the acquisition dates (see Note 5.) The reconciliation of the Company’s income taxes for the period ended December 31, 2013 to that which would be determined by applying federal statutory rates to income before income taxes is as follows:

Year Ended December 31, 2013
Tax benefit at federal statutory rate (35%)	$(1,080)
Goodwill Amortization	(20)
State tax benefit, net of federal impact	(123)
Change in valuation allowance	1,223
Net income tax provision (benefit)	$-

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2013, the tax year ended December 31, 2013 was open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

25. TRANSACTIONS INVOLVING RELATED PARTIES AND AFFILIATES

Terra Stabile A.E./ Terra Norma A.E.

The Company leases office space as well as warehouse space in Piraeus, Greece from Terra Stabile, which is controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. In November 2009 and February 2010, the Company and Terra Stabile entered into a 12-year lease agreement in relation to the office space, which were amended during February 2013 regarding the monthly rent for the years of 2013 and 2014 and on April 28, 2010, the Company and Terra Stabile entered into a 12-year lease agreement for the warehouse space (see Note 23). In January 2013, the Company entered into two annual lease agreements with Terra Norma and Terra Stabile, which are also controlled by Michail Zolotas in relation to office parking. Total rent for the years ended December 31, 2013, 2012 and 2011 was approximately $308, $346 and $484, respectively. During the year ended December 31, 2013, the Company issued, according to their respective settlement and subscription agreements, an aggregate of 22,163 shares which vested upon issuance, to settle outstanding liabilities of $416 with Terra Stabile and Terra Norma. During the year ended December 31, 2012, the Company issued, according to their respective settlement and subscription agreements, an aggregate of 1,057 shares which vested upon issuance, to settle outstanding liabilities of $553 with Terra Stabile and Terra Norma.

Aurora Properties Inc.

The Company rents office space in New York, US, from Aurora Properties, which directed by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. Total rent for the years ended December 31, 2013, 2012 and 2011 was approximately $42, per year. In addition, during 2012 and 2013, Aurora Properties provided various administrative services with a fee of $260 and 278, respectively. During the year ended December 31, 2013, the Company issued approximately an aggregate of 16,087 shares, to settle outstanding liabilities of $548 with Aurora properties. During the year ended December 31, 2012, the Company issued approximately an aggregate of 130 shares, to settle outstanding liabilities of $62 with Aurora properties. The remaining balance has been paid with cash during 2011.

Aries Energy Corporation

On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with which NewLead had a significant shareholder in common at that time and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, is one of the Company’s stockholders and is one of the principals of Aries Energy Corporation. The vote on Rocket Marine’s shares was controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left the Company’s board in October 2009. Accordingly, even though Rocket Marine was a principal stockholder at that time, neither it nor Mr. Petrides had the ability to influence the Company. The voting agreement between Rocket Marine Inc. and Grandunion expired on February 29, 2012. Management believes that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party.

Affiliates

On April 11, 2012, through one of its wholly-owned subsidiaries, NewLead Holdings (US) Corp., the Company established New Lead JMEG LLC with J Mining & Energy Group, Inc. as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. The Company has joint control with J Mining & Energy Group, Inc. of New Lead JMEG LLC and is entitled to and is liable for the total net assets of the joint venture. On December 20, 2012, Jan M. Berkowitz, the President and Chief Executive Officer of J Mining & Energy Group, Inc., was nominated, constituted and appointed with full power to execute and legally bind the Company in any and all contracts relating to coal mining and sales of coal in the United States and to act on behalf of the Company in the negotiation of deals related to coal-bearing properties in the United States.

For more details for these transactions refer to Note 6.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

26. DISCONTINUED OPERATIONS

During the year ended December 31, 2012, the Company sold twelve vessels and one hull, and three lenders foreclosed on the shares of the respective vessel owning companies and determined that the sales and the foreclosures met the requirements for these vessels and vessel owning companies to be classified as discontinued operations, which are reflected in the Company’s consolidated statements of operations and comprehensive loss for all periods presented.

During 2011, the Company had sold four vessels and determined that the sale of these vessels met the requirements for these vessels to be classified as discontinued operations, which are reflected in the Company’s consolidated statements of operations and comprehensive loss for all periods presented. In addition, as of December 31, 2011, the Company classified four vessels as “Assets held for sale”.

Vessels

On April 6, 2012, the Company signed a memorandum of agreement in respect of each of the Hiona and the Hiotissa. On July 19, 2012 and on July 27, 2012, the Company sold the Hiona and the Hiotissa, respectively, to two unrelated parties for proceeds of approximately $28,500 for each vessel. The gain on the sale of the vessels amounted to $18,011 and is included in Loss from discontinued operations. The Company paid an address commission of 1.5% of the purchase price as a sales commission.

On April 5, 2012, the Company signed a memorandum of agreement in respect of the Newlead Venetico and on May 8, 2012 sold the vessel to an unrelated party for proceeds of approximately $9,450. The loss on the sale of the vessel amounted to $1,268 and is included in Loss from discontinued operations. The Company paid an address commission of 4.25% of the purchase price as a sales commission.

On March 21, 2012, the Company signed a memorandum of agreement relating to the Navios Serenity and on March 26, 2012 sold the vessel to an unrelated party for proceeds of approximately $26,000. The loss on the sale of the vessel amounted to $49 and is included in Loss from discontinued operations.

On February 24, 2012, the Bank of Scotland plc issued notices of enforcement and notices of default and acceleration in relation to their respective loan agreements, each dated April 15, 2010 (collectively, the “Kamsarmax Syndicate Facility Agreements”), between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders (see Note 16). Ayasha and Bethune were the shipowning companies of the vessels Newlead Tomi and Newlead Gujarat, respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Syndicate Facility Agreements and the vessels were handed over to the lenders’ control. The gain on the transaction resulting from the release of the respective liabilities to the lender amounted to $24,576 and is included in Loss from discontinued operations.

On February 10, 2012, the Company signed a memorandum of agreement relating to the Newlead Esmeralda and on February 16, 2012 sold the vessel to an unrelated party for proceeds of approximately $11,400. The loss on the sale of the vessel amounted to $28 and is included in Loss from discontinued operations.

On December 29, 2011, the Company signed a memorandum of agreement relating to the Grand Ocean and on January 11, 2012 sold the vessel to an unrelated party for proceeds of approximately $8,150. The loss on the sale of the vessel amounted to $457 and is included in Loss from discontinued operations. As of December 31, 2011, the Grand Ocean was classified as an asset held for sale, and was written down to its recoverable amount. The Company paid a 2% address commission and a 1% brokerage commission of the purchase price as sales commission to an unrelated party.

On December 20, 2011, the Company entered into a memorandum of agreement with an unrelated party for the sale of four LR1 product tanker vessels. The sale of two vessels, the Newlead Fortune and the Newlead Avra, was completed on December 22, 2011 for a net aggregate selling price of $64,532. The carrying value of the vessels was $55,171 and the gain on the sale of these two vessels amounted to $8,640 and is included in Loss from discontinued operations in the accompanying statements of operations and comprehensive loss and cash flows. As of December 31, 2011, the Newlead Compass and the Newlead Compassion met the criteria for “Assets Held for Sale” and were recorded at their carrying value of $64,712, since this was below fair value (less costs to sell). The sale was completed on January 31, 2012 for a selling price of $80,159. The gain on the sale of these two vessels amounted to $14,267 and is included in Loss from discontinued operations in the accompanying statements of operations and comprehensive loss and cash flows.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On August 12, 2011, First Business Bank and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity, which were sold on September 13, 2011 and September 20, 2011, respectively, for a net aggregate selling price of $33,548. The carrying value of the vessels was $28,005 and the gain on the sale of these two vessels amounted to $4,931 and is included in Loss from discontinued operations in the accompanying statements of operations and comprehensive loss and cash flows.

Vessels under construction

In July 2010, the Company acquired among other vessels and newbuildings, the Handysize Hull 4029. As of December 31, 2011, the Handysize Hull 4029 was tested for impairment and an impairment charge of $5,530 was recorded. As a result, as of December 31, 2011, total fair value of deposits for this Hull was $7,055 and the remaining commitments for delivery of this vessel amounted to approximately $19,350.

On February 20, 2012, the Company received a default letter from the yard in respect of the delay of the payment of an installment of $7,400 after the completion of the “steel cutting” in September 2011 for the Handysize Hull 4029. On May 22, 2012, the Company signed an agreement with the shipbuilder and the Shipbuilding Contract with SPP Shipbuilding Co., Ltd., the prior contract with the yard, was terminated and ceased to be valid. Under this agreement, the Company and the yard mutually waived all rights and released and discharged each other from all liabilities, obligations, claims and demands. This agreement resulted in the Company being released from the $7,400 liability to the yard and the $7,240 write-off of the balance of the vessel under construction (the amount of $7,240 includes capitalized expenses amounted of $185 during 2012). In addition, on May 22, 2012, the Company was released from its obligations under the related Handysize Syndicate Facility Agreement for the Handysize Hull 4029, which were $5,492 (see Note 16). Furthermore, the obligation under the purchase option liability of $1,779 was written off upon the termination of the shipbuilding contract. The net gain resulting from these transactions and any other costs related to the sale amounted to $7,424 and is included in Loss from discontinued operations.

Leased vessels

(a) Northern Shipping Fund LLC

In June 2011, the Company entered into an agreement with Northern Shipping Fund LLC for the sale and immediate bareboat leaseback of the Post-Panamax dry bulk vessel, the Newlead Endurance. The net proceeds for the sale were $26,600 and the bareboat leaseback charter period was seven years. NewLead retained call options to buy the vessel back during the lease period at pre-determined decreasing prices at the end of each of the seven years starting from the first year, with the last call option price at $26,500 at the end of the lease term. Moreover, a put option existed, which if exercised, would have required the Company to repurchase the vessel for approximately $26,500 at the end of the lease term. The call or put option price was to be paid in cash. On February 14, 2012, an amendment agreement was signed, eliminating the existing put option.

The Company concluded that it had retained substantially all of the benefits and risks associated with such vessel and has treated the transaction as a financing, resulting in an immediate loss of $208.

On March 14, 2012, the Company received enforcement notices from Endurance Shipping LLC whereby, among other things, Endurance Shipping LLC exercised its rights to foreclose on the pledge of the shares of Curby Navigation Ltd., which secured the bareboat charter, and the vessel was delivered back to Northern Shipping Fund LLC pursuant to a redelivery agreement in respect of the capital leasing arrangement. On March 31, 2012, the Company entered into a deed of release with Endurance Shipping LLC, the owner of the Newlead Endurance, pursuant to which the Company was unconditionally released from its guarantee under the bareboat charter for the Newlead Endurance, which had been chartered-in by Curby Navigation Ltd., and all its obligations and liabilities under the relevant finance lease documentation. In connection with the enforcement notices, the Company also received a termination notice in respect of the ship management agreement between Curby Navigation Ltd. and Newlead Bulkers S.A., which had been the manager of the Newlead Endurance. As of December 31, 2012, no outstanding balance on the lease debt remained. The loss on the transaction amounted to $5,645 and is included in Loss from discontinued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(b) Lemissoler Maritime Company W.L.L.

In November 2010, the Company signed an agreement with Lemissoler for the sale and leaseback of the vessels Australia, Brazil, China and Grand Rodosi (see also Note 17).

On March 19, 2012, the Company entered into an agreement with Prime Lake Maritime Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.) in order to redeliver the vessel Brazil, in settlement of part of the vessel’s outstanding debt. The redelivery of the vessel was completed on March 19, 2012.

On February 3, 2012, the Company entered into an agreement with Prime Hill Maritime Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.) in order to redeliver the vessel Grand Rodosi, in settlement of part of the vessel’s outstanding debt. The redelivery of the vessel was completed on February 7, 2012.

On February 3, 2012, the Company entered into an agreement with Prime Time Maritime Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.) in order to redeliver the vessel China, in settlement of part of the vessel’s outstanding debt. The redelivery of the vessel was completed on February 11, 2012.

On October 21, 2011, the Company entered into an agreement with Prime Mountain Shipping Ltd. (an affiliate of Lemissoler Maritime Company W.L.L.), in order to redeliver the vessel Australia, in settlement of part of the vessel’s outstanding debt, for a gross aggregate price of $13,220. As of December 31, 2011, the Australia was classified as an asset held for sale, and was written down to its fair value (less costs to sell). The redelivery of the vessel was completed on January 31, 2012. The Company paid an address commission of 3.5% of the purchase price as a sales commission.

The aggregate loss of the redelivery of these four vessels amounted to $669 and is included in Loss from discontinued operations.

The following table represents the revenues and net loss from discontinued operations:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Operating Revenues	$-	$14,187	$95,773
Net loss	$(11,422)	$(1,800)	$(166,679)

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net loss. In addition to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures. The Company recorded an impairment charge on vessels in the amount of $0, $0 and $150,161 for the years ended December 31, 2013, 2012 and 2011, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

27. SUBSEQUENT EVENTS

a) Common Shares, Restricted Common Shares and Warrants

During the period from January 1, 2014 until May 8, 2014, the Company issued an aggregate of approximately 915,290 common shares, to various vendors in order to settle outstanding liabilities totaling approximately $6,760.

On October 1, 2013, the Company authorized the issuance to a third party of a ten-year warrant to purchase 9,800,000 common shares, with an exercise price of $0.005. During the period from January 1, 2014 until May 8, 2014, approximately 5,935,760 of the warrants were exercised and the Company issued approximately an aggregate of 5,902,680 common shares, due to cashless exercise notices.

On January 7, 2014 and March 11, 2014, the Company issued an aggregate of 91,464 common shares to Michail Zolotas in connection with his 2013 annual base salary under the terms of his employment agreement.

During the period from January 1, 2014 until May 8, 2014, the Company issued an aggregate of approximately 16,515,650 common shares, for the repayment of the VAG and VPP senior secured notes.

During the period from January 1, 2014 until May 8, 2014, the Company issued an aggregate of approximately 17,241,380 common shares, for the repayment of the true-up mechanism with respect to Tiger Equity Partners Ltd senior convertible promissory note, dated June 19, 2013.

During the period from January 1, 2014 until May 6, 2014, the Company issued an aggregate of approximately 51,155,990 common shares, in relation to the convertible, redeemable Series A Preference Shares issued to Ironridge Global IV, Ltd. (“Ironridge”) .

From January 1, 2014 to May 5 2014 pursuant to the December Settlement Agreement approved by the December Order (Case No 160776/2013) and since the issuance of the December Initial Settlement Shares, the Company issued and delivered to Hanover Holdings I, LLC (part of Magna Group LLC) 49,400,000 December Additional Settlement Shares.

On March 6, 2014, and after approval of the Company’s board of directors and the majority of its shareholders, a 1-for-10 reverse stock split of its common stock was effectuated. This transaction had as a result the increase of the Company's par value of common shares from $0.01 to $0.10 per share.

b) Lease Agreements

On January 20, 2014, the Company entered into two annual lease agreements with Terra Norma and Terra Stabile, which are controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors in relation to office parking space for a monthly aggregate rate of approximately €1,500 ($2,100).

Following the above mentioned Terra Stabile S.A. and Terra Norma S.A agreements’ amendments, there is an increase of $22 for year 2014 at the committed rent payments table in Note 23.

c) Compliance and Deficiency Notices from The NASDAQ Stock Market

On January 3, 2014, the Company received a written notification from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that the Company regained compliance with the minimum bid price requirement of $1.00 per share. However due to the compliance issues under NASDAQ Listing Rule 5815(d)(4)(a), the Panel decided to monitor the Company for a six month period ending June 30,2014, to determine whether it experiences a closing bid price under $1.00 for a period of 30 consecutive trading days.

In addition, on December 23, 2013, the Company received notice from the NASDAQ Listing Qualifications Department indicating that the Company did not satisfy the $50,000 in market value of listed securities requirement for continued listing on The NASDAQ Global Select Market (the “Market Cap Requirement”), as set forth in Listing Rule 5450(b)(2)(A), for the prior 30 consecutive business days. In accordance with the NASDAQ Listing Rules, the Company was granted a 180-day grace period, through June 23, 2014, to evidence compliance with the Market Cap Requirement. Compliance with the Market Cap Requirement can be achieved if the Company evidences a market value of listed securities of at least $50,000 for a minimum of 10 consecutive business days, but generally for no more than 20 consecutive business days, during the grace period.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

d) Time Charter Agreements

On February 14, 2014, the Company entered into two approximately twenty days time charter trips, at the charterers’ option, beginning February 18, 2014, for Newlead Markela at approximately $7.25 and $8.9 per day, each trip, without excluding commission.

On March 19, 2014, the Company entered into a twenty days time charter agreement, at the charterers’ option, beginning March 30, 2014, for Newlead Markela at approximately $9.6 per day, without excluding commission.

From April 2014 up to date, the Company entered into three time charter agreements for approximately twenty day each, at the charterers’ option, for Newlead Markela at an average $6.9 per day, without excluding commission.

e) Acquisition of Viking Acquisition Group and Viking Prep Plant (refer to Note 5)

On March 13, 2014, the Company entered into an agreement with Pallas Holdings LLC in relation to VAG acquisition in order for the two parties to work diligently toward Lease extension or renewal by June 13, 2014, otherwise the purchase price will be reduced by $4,000 and a corresponding reduction in the true-up amount.

f) New Convertible Notes and Debentures

On January 3, 2014, the Company entered into a convertible debenture of up to $500 with Dominion Capital LLC. The facility is payable in one balloon payment due twelve months from the issuance date. Borrowings under this facility bear a fixed interest rate of 12% per annum on the unpaid principal balance payable on the maturity date.

During January and February 2014, the Company entered into number of convertible promissory notes of up to $3,301. The promissory notes are payable in one balloon payment due from six months to twelve months from the issuance date. Borrowings under these facilities bear a fixed interest rate from 8% to 10% per annum on the unpaid principal balance payable on the maturity date or on the issuance date.

g) Preference Shares

On March 4, 2014 (the “Effective Date”), the Company entered into a Share Subscription Agreement (the “Agreement”) with Ironridge Global IV, Ltd. (“Ironridge”), related to the issuance of $25,000 in convertible, redeemable Series A Preference Shares (the “Preference Shares”). The consideration for issuance of the Preference Shares consisted partially of cash and the balance was paid through the issuance of a series of promissory notes in the Company's favor, the repayment of which is expected to commence approximately 90 days after closing, subject to certain conditions, with nine monthly installments thereafter, in accordance with the provisions of the Agreement. The Notes bear interest at a rate of 1.0% per annum. Ironridge was issued an additional $2,500 of Preference Shares as a fee in connection with the closing of the transaction. Pursuant to the Certificate of Designations with respect to the Preference Shares (the “Certificate of Designations”), the Preference Shares will accrue cumulative dividends at a rate equal to 10.75% per annum, subject to adjustment as provided in the Certificate of Designations. The dividends are payable in cash or in Company's common shares (the “Common Shares”) at the Company's option and upon conversion of the Preference Shares, such dividends have a guaranteed payable amount. The Certificate of Designations also provides that, immediately upon the Effective Date, Ironridge has the right to convert the Preference Shares into Common Shares at a price per Common Share of $10.00, subject to adjustment as set forth in the Certificate of Designations, provided the respective Note given as consideration for the issuance of the Preference Shares to be converted has been paid. On or after seven years from the Effective Date, the Company has the right to redeem the Preference Shares at the liquidation value of $10,000 per share (the “Liquidation Value”), plus accrued and unpaid dividends thereon. Prior to such time, the Company may redeem the Preference Shares at the Liquidation Value plus the Embedded Dividend Liability (as defined in the Certificate of Designations), less any dividends paid (the “Early Redemption Price”). Upon certain liquidation events occurring prior to the seven year anniversary of the Effective Date, the Company will redeem the Preference Shares at the Early Redemption Price. The Company received partial consideration of $2,500 in cash at the closing of the transaction. The $22,500 balance is expected to be received, subject to certain conditions per the Agreement, in nine consecutive equal monthly installments commencing approximately ninety days after the closing date. To the extent, the Company receives these additional proceeds, the Company intends to use this additional $22,500 to grow its fleet. Partial proceeds from the issuance of the Preference Shares, along with the 75% debt financing recently received, are expected to be deployed towards the acquisition of two eco-type 31,800 dwt, Handysize bulk carriers built in 2012.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

h) Management Agreements

The Company agreed, through its wholly-owned subsidiary Newlead Shipping, to perform part of the commercial, the technical and the operational management of one double-hulled oil tanker owned by a third party for a daily fee of $0.5, from March 23, 2014 until March 31, 2015.

i) Accounts Payable Settlement –Hanover Disclosure

From January 1, 2014 to May 5, 2014 pursuant to the December Settlement Agreement approved by the December Order (Case No 160776/2013) and since the issuance of the December Initial Settlement Shares, the Company issued and delivered to Hanover Holdings I, LLC (part of Magna Group LLC) 49,400,000 December Additional Settlement Shares.

j) Acquisition of vessels

On March 10,2014, the Company signed two memorandum of agreements for two eco-type, Handysize dry bulk carriers built in 2012 for a purchase price $18,500 each. The vessels are approximately 32,500 dwt each and are expected to be delivered by the end of June and July, 2014.

k) New entities

On March 10, 2014, Newlead Albion S.A., Newlead Handies Inc and Newlead Venetico Ltd have been incorporated under the laws of the Republic of the Marshall Islands.

l) Warrants

On January 1, 2014, the Company issued to a third party a ten-year warrant to purchase 819,670 common shares at an exercise price of $0.025 per share, for advisory services.

On January 3, 2014, the Company issued to a third party a five-year warrant to purchase 3,704 and 7,407 common shares at an exercise price of $22.5 per share and $17.5 per share respectively, in connection with a convertible debenture issued simultaneously.

On April 10, 2014, the Company issued to a third party, a ten year warrant to purchase 2,700,000 common shares at an exercise price equal to $0.022 per share in connection to a retainer agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: May 7, 2014