Form 20-F
period 2014-12-31
NewLead Holdings Ltd.
filed 2015-05-14
CIK 1322587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
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

Mr. Michail S. Zolotas

83 Akti Miaouli & Flessa Str.

Piraeus Greece 185 38

Tel: + 30 213 014 8000, Fax: + 30 213 014 8609

E-mail: mzolotas@newleadholdings.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common shares, $0.01 par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 309,453,336 and 425,668,806 of the registrant’s common shares outstanding as of December 31, 2014 and May 12, 2015, respectively.

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

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the oil tanker / asphalt carriers and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; our ability to obtain coal supplies; the consummation of conditional contracts or of acquisition, disposition or financing transactions and the effects thereof on our business; the reliability of reserve reports and our assumptions concerning economically recoverable coal reserve estimates; our ability to extract coal and fulfill contracts; our potential inability to enter into new coal processing agreements with existing customers due to unfavorable results of competitive bid processes or the shutdown of a power facility due to new environmental legislation or regulations; our ability to obtain and renew permits necessary for our existing and planned operation in a timely manner; our production capabilities; availability of transportation; our ability to timely obtain necessary supplies and equipment; and trends and other factors relating to coal prices and the coal market; and anticipated developments with respect to any pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to come to a satisfactory resolution with our lenders; the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; default by one or more charterers of our vessels; our ability to complete documentation of agreements in principle; changes in demand for oil and oil products; the effect of changes in OPEC’s petroleum production levels; worldwide oil consumption and storage; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled dry-docking; additional time spent in completing repairs; changes in NewLead’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; domestic and international political conditions; potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists or pirates; material adverse events affecting NewLead; changes that may affect the price of coal and other factors relating to the coal market; the failure of our third-party suppliers to provide us with our coal processing supplies in accordance with our processing contracts; environmental concerns related to future coal mining and combustion and the cost and perceived benefits of alternative sources of energy; inherent risks of future coal mining beyond our control, including weather and geologic conditions or catastrophic weather-related damage; the market demand for coal and electricity; competition, including competition from alternative sources such as natural gas; our relationships with, and other conditions affecting, our customers; employee workforce factors; coal fired power plant capacity, including the impact of environmental regulations, energy policies and other factors that may cause utilities to phase out or close existing coal-fired power plants or reduce construction of any new coal fired power plants; the effect of Environmental Protection Agency inquiries and regulations on the operations of our customer’s power facilities; and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission, or the SEC, from time to time.

iii

 PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Unless the context otherwise requires, as used in this report, the terms “the Company,” “NewLead,” “we,” “us” and “our” refer to NewLead Holdings Ltd. and all of its subsidiaries and, with respect to our coal business, the terms “the Company,” “NewLead,” “we,” “us” and “our” refer to NewLead Holdings Ltd., all of its subsidiaries, and its joint venture entities. We use the sign $ for U.S. dollars. We use the term deadweight tons, or dwt, in describing the size of vessels. The dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

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

On October 17, 2013 and on December 6, 2013, a 1 for15 and a 1 for 3 reverse stock splits of our common shares were effected respectively, after the approval by our Board of Directors and by written consent of the majority of our shareholders. The reverse stock splits consolidated every fifteen common shares and every three common shares respectively into one common share with par value of $0.01 per share. In addition, on March 6, 2014, consolidation of our common shares was effected at a ratio of a 1 for 10 after the approval by our Board of Directors and by written consent of the majority of our shareholders. Every ten common shares were consolidated into one common share, with a par value of $0.10 per share. In addition, on May 15, 2014 consolidation of our common shares was effected at a ratio of a 1 for 50 after the approval by our Board of Directors and by written consent of the majority of our shareholders such that every 50 common shares of par value $0.10 per share were consolidated into one common share of par value of $5.00 per share. By the approval of our Board of Directors and by written consent of the majority of our shareholders, a reduction of issued share capital was effected by way of cancelling paid-up share capital to the extent of $4.99 on each issued common share, so that the par value of the common shares be reduced to $0.01; such being effective as of June 14, 2014. In addition, on July 15, 2014 consolidation of our common shares was effected at a ratio of a 1 for 50 after the approval by our Board of Directors and by written consent of the majority of our shareholders. Every 50 common shares of par value of $0.01 were consolidated into one common share of par value of $0.50 per share. By the approval of our Board of Directors and by written consent of the majority of our shareholders, on October 24, 2014, a reduction in the par value of the common shares was effected from $0.50 to $0.01 by way of cancelling paid-up share capital to the extent of $0.49 on each issued common share. There can be no assurance that we will not undertake further reverse splits or consolidations of our common shares subsequent to the filing of this report. With respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, as may be required by such securities where applicable, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio, 1:10 ratio, 1:50 ratio and 1:50 ratio, for all periods presented. Due to such alterations in our share capital numbers of common shares, earnings per share, common shares obtainable upon conversion or exercise of convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The accompanying consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 including the notes to financial statements reflect the aforementioned alterations of our share capital.

Recent Developments

Fleet

As of May 12, 2015, we control a fleet of five dry bulk vessels, which includes three Handysize and two Panamax vessels, and five oil tanker/asphalt carriers. The asphalt carriers are also commonly known as bitumen tanker vessels.

We continue to negotiate with Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) the “Piraeus Bank (CPB loan)”) to amend the terms of our loan agreement in order to amend and restate such agreement to enable us to regain compliance, with certain of its covenants and to be able to do so on an ongoing basis to allow and enable the Newlead Markela, one of the two dry bulk Panamax vessels, to remain in our fleet.

Coal Business

Currently, our coal business operations are limited to coal processing and blending services. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future. Our current limited coal operations include a coal preparation plant located in Pike County, Kentucky, USA which was acquired in December 2013. In 2012 we entered into an agreement to acquire certain mine-related assets (including mineral rights, surface rights and mining permits) and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA. The payment of the $11 million purchase price was paid during 2013 and 2014 through the December 2, 2013 stipulation of settlement agreement (the “December Settlement Agreement”) between NewLead Holdings Ltd. and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”). As of the date of this annual report, although the purchase price for the Five Mile Assets has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets. We are currently analyzing our next steps towards the completion of the acquisition of Five Mile Assets. For more information about our coal business, please see “Item 5.-Operating and Financial Review and Prospects-Recent Developments”, “Item 4B.-Business Overview-Coal Business” and “Item 4D.-Properties, Plants and Equipment”.

As of December 31, 2014 and May 12, 2015, our coal business consists of our coal preparation plant, which has entered into various coal processing agreements. However, there can be no assurance that we will be able to effectively manage those operations or expand those limited operations in the future.

A.	Selected Financial Data

The NewLead historical information is derived from the audited consolidated financial statements of NewLead for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The information is only a summary and should be read in conjunction with “Item 5.-Operating and Financial Review and Prospects”.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
Amounts in $thousands	December 31,	December 31,	December 31,	December 31,	December 31,
(except from Loss per share amounts)	2014	2013	2012	2011	2010

Statement of Operations Data
Operating revenues	12,609	7,343	8,928	12,220	17,438
Vessel operating expenses	(6,523)	(4,598)	(3,266)	(2,928)	(9,714)
Management fees	-	-	-	-	(715)
Selling, general & administrative expenses	(43,547)	(81,893)	(8,249)	(16,521)	(15,311)
Depreciation, depletion and amortization expenses	(4,656)	(2,860)	(6,564)	(8,180)	(4,237)
Impairment losses	(9,243)	-	(7,054)	(83,950)	(39,515)
Operating loss from continuing operations	(57,201)	(83,169)	(16,470)	(99,655)	(56,121)
Interest and finance expense	(5,914)	(62,670)	(86,549)	(22,672)	(18,550)
Loss on extinguishment of liabilities	-	-	(293,109)	-	-
Other income / (expense), net	860	47	(3,528)	(1,457)	1
Loss before equity in net earnings in Joint Ventures	(68,089)	(146,012)	(399,656)	(123,716)	(72,546)
Loss from continuing operations	(68,281)	(146,802)	(402,125)	(123,716)	(97,618)
Net loss	(65,347)	(158,224)	(403,925)	(290,395)	(86,349)
Net loss attributable to NewLead Holdings' Shareholders	(100,223)	(158,332)	(402,562)	(290,395)	(86,349)
Loss per share (basic and diluted) continuing operations	(1.34)	(276,463)	(2,792,535)	(18,801,824)	(16,269,667)
Loss per share (basic and diluted)	(1.30)	(297,973)	(2,805,035)	(44,132,979)	(14,391,500)
Outstanding shares	309,453,336	1,296	395	22	19
Weighted average number of shares (basic and diluted)	76,995,691	531	144	7	6
Balance Sheet Data (at period end)
Cash and cash equivalents	404	2,271	1,043	5,119	67,531
Restricted cash (current)	-	-	1,311	250	12,606
Total current assets	11,763	12,422	12,225	33,723	102,569
Restricted cash (non-current)	183	31	31	31	30,700
Total assets	190,323	151,331	61,799	396,752	761,733
Current portion of long-term debt	64,338	60,306	78,739	339,722	26,773
Convertible notes, net (current, non-current)	97,121	101,651	62,552	53,391	-
Share settled debt	-	72,595	-	-	-
Promissory notes payable	-	-	11,000	-	-
Total current liabilities	247,462	291,701	177,426	583,604	94,739
Long-term debt	7,707	-	-	-	543,591
Total liabilities	300,440	292,680	177,426	599,186	675,452
Total shareholders' (deficit) / equity	(110,117)	(141,349)	(115,627)	(202,434)	86,281
Other Financial Data (for period ending)
Net cash used in by operating activities	(6,334)	(2,871)	(11,084)	(3,089)	(9,685)
Net cash (used in) / provided by investing activities	(36,526)	(1,671)	81,836	(69,612)	(22,189)
Net cash provided by / (used in) financing activities	40,993	5,770	(74,828)	10,289	(6,850)
Net (decrease) / increase in cash and cash equivalents	(1,867)	1,228	(4,076)	(62,412)	(38,724)
Fleet Data (at period end)
Number of asphalt carriers controlled	5	-	-	-	-
Number of product tankers controlled (1)	-	-	-	4	6
Number of dry bulk vessels controlled (2)	5	2	2	13	12

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

We have experienced net losses, negative operating cash flows, working capital deficiencies, and have a shareholders’ deficiency, which have affected, and which are expected to continue to affect, our ability to satisfy our obligations. In addition, we are in default under various debt obligations which are currently due on demand. Charter rates for bulkers have experienced a high degree of volatility and continue to be distressed. The coal business has experienced some of the lowest prices in coal history. However, charter rates for the oil tanker/asphalt carriers are within expected levels. To date, we have also been unable to generate sustainable positive cash flows from operating activities. For the year ended December 31, 2014, our loss from continuing operations was $68.3 million. As of December 31, 2014, the Company’s cash and cash equivalents were $0.4 million and current liabilities of $247.5 million including $122.3 million of debt and convertible notes in default due on demand, were payable within the next twelve months.

The above conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we are unable to continue as a going concern.

We believe that our existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute our business plan and continue operations for the next twelve months. Our existence is dependent upon our ability to obtain necessary financing, which we are currently in the process of attempting to secure. In addition, we intend to continue to explore various strategic alternatives. Management is also actively taking steps to increase future revenues and reduce our future operating expenses. However, we cannot provide any assurance that operating results will generate sufficient cash flow to meet our working capital needs or that we will be able to raise additional financing as needed.

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

Our existing debt agreements and our future debt agreements contain and will contain restrictions and limitations that could significantly impact our ability to operate our business and if we receive waivers and/or restructure our remaining indebtedness, our lenders may impose additional restrictions on us and/or modify the terms of our loans. Any default or breach of the covenants in our debt agreements could have a material adverse effect on our operations and financial position.

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

Our ability to comply with the covenants and restrictions contained in our existing and future debt agreements and other indebtedness may be affected by economic, financial and industry conditions and other factors beyond our control. If we are not able to come to a resolution with our lenders regarding our existing defaults or, if we are able to come to a successful resolution, but default on our future debt obligations, and such defaults are not waived by the relevant lenders, the applicable creditors may accelerate such indebtedness and, in the absence of any agreement with the lenders, if such indebtedness is secured, such creditors could proceed against the collateral securing that indebtedness. In any such case, we may be unable to borrow under our credit facility agreements, if any are available at such time, and may not be able to repay the outstanding amounts due under our credit facility agreements and our outstanding notes. Furthermore, if any of our debt is accelerated, all of our other indebtedness may be accelerated pursuant to cross-acceleration or cross-default provisions. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

Furthermore, in connection with any waivers and/or restructuring of our remaining indebtedness, our lenders may impose additional requirements or restrictions on us. Such additional restrictions may further limit our ability to engage in actions that we believe would be in the best interest of our company. As discussed elsewhere in this annual report, we are currently in default under certain of our debt agreements and are in the process of attempting to restructure certain of our remaining indebtedness. See “Item 5.-Operating and Financial Review and Prospects-Recent Developments” and the risk factor above titled “There is substantial doubt about our ability to continue as a going concern”.

We are highly leveraged, anticipate that we will continue to have a high degree of leverage, and may incur substantial additional debt, which could materially adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

As of December 31, 2014, our outstanding indebtedness was $207.2 million, including $122.3 million of debt and convertible notes in default due on demand. Despite our efforts, as of May 12, 2015, we continue to have a substantial amount of indebtedness amounting to approximately $211.8 million, including $149.7 million of debt and convertible notes in default due on demand, excluding the Beneficial Conversion Feature (“BCF”) of the 7% Notes. (see Item 5 for amount currently in default)

Although it is likely that any agreements governing our future indebtedness, including the terms of any indebtedness remaining outstanding as a result of the restructuring, will contain limitations on our ability to incur indebtedness, the covenants in such debt agreements typically contain a number of exceptions. As such, we may still be able to incur a significant amount of additional indebtedness. Our high level of indebtedness could have important consequences to our shareholders.

As discussed elsewhere in this annual report, we are currently unable to meet certain of our debt service requirements and our indebtedness remains significant. Since our relative leverage continues to remain high after our restructuring during the period 2011 through 2013, and since we have a diminished basis from which we can generate revenue, and since our recent coal business acquisitions have not yet fully commenced operations, there is no assurance we will be able to service our significant indebtedness.

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

We have sold, and might continue to sell, vessels as part of arrangements with our lenders to reduce and discharge our obligations. During the period from September 2011 to July 2012, we sold, disposed of or handed control over to our lenders 20 of our vessels and hulls under construction (or our ownership of the shipowning subsidiaries) in connection with our restructuring. To the extent that we have sold our vessels, the sales proceeds have been used to repay related debt. We are currently in negotiations with certain of our lenders, namely Piraeus Bank (CPB loan). Our negotiations with Piraeus Bank (CPB loan) aim to amend the terms of our loan agreement, whereby the agreement will be amended and restated to enable us to comply with certain of its covenants on an ongoing basis and enable the Newlead Markela, a dry bulk Panamax vessel, to remain in our fleet. There can be no assurance that we will be able to reach a final arrangement with Piraeus Bank (CPB loan) at acceptable terms or at all. Furthermore, the amended agreement with Portigon states that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owned under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt outside the owned fleet for an amount which will not exceed in the aggregate $0.5 million.

We have historically derived a significant part of our revenue from a small number of charterers.

For the year ended December 31, 2014, 49% of our revenue from continuing operations was derived from two charterers (each of which comprised 41% and 8% of revenues, respectively and all other charterers comprising below 5%). For the year ended December 31, 2013, 100% of our revenue from continuing operations was derived from three charterers (each of which comprised 83%, 13% and 4% of revenues, respectively). For the years ended December 31, 2012, approximately 100% of our revenue was derived from two charterers (each of which comprised 70% and 30% of revenues, respectively). The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition.

Our charterers may terminate or default on their charters, which could materially affect our results of operations and cash flow. When the charter agreements expire or terminate, we will need to find new employment for the respective vessels in the currently depressed charter market, which may adversely affect our results of operations and cash flows.

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

Recent economic conditions have caused certain of our charterers to experience financial difficulties. This has resulted in an increase in the time it takes for us to realize our receivables. We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to the terms of our current charters. In the future, we may continue to employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

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

We may be unable to attract and retain key management personnel and other employees in the shipping and coal industries, which may negatively impact the effectiveness of our management and our results of operations.

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

If we are unable to operate the oil tanker/asphalt carriers, we may be unsuccessful in competing in the oil tanker/asphalt carriers market.

The operation of oil tanker/asphalt carriers and transportation of petroleum products is extremely competitive. Competition arises primarily from oil tanker/asphalt carriers’ owners, including major oil companies as well as independent oil tanker/asphalt carriers companies, some of whom have substantially greater resources than our own. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the oil tanker/asphalt carriers shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. We may not be able to compete profitably in new geographic regions or provide new services. New markets may require different skills, knowledge or strategies, and the competitors in those new markets may have greater financial strength and capital resources than we do.

The operation of oil tanker/asphalt carriers involves certain unique operational risks.

The operation of oil tanker/asphalt carriers has unique operational risks associated with the transportation of oil or asphalt. Compared to other types of vessels, oil tanker/asphalt carriers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil or asphalt transported in oil tanker/asphalt carriers. If we are unable to maintain or safeguard the vessels under our operations adequately, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business. In addition, the loss of any of the oil tanker/asphalt carriers under our operations could harm our reputation as a safe and reliable vessel owner and operator.

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

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we estimate to be 25 to 30 years, except as otherwise extended. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition in the future will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends, if any, in the future.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2014, the value of the U.S. dollar reached a high of $1.38 and a low of $1.23 compared to the Euro. Due to the sovereign debt crisis in certain EU-member countries, the U.S. dollar-Euro exchange rate continues to experience volatility. An adverse or positive movement in these currencies could increase our expenses. During the year ended December 31, 2014, we experienced $0.03 million realized negative effect. However, we experienced $0.48 million unrealized positive effect of exchange rate movement.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda registered company. Our memorandum of association and bye-laws and the Bermuda Companies Act of 1981, as amended (the “BCA”), govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide mechanism for shareholders to bring a class action lawsuit. Furthermore, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the BCA, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some of our shareholders, including such shareholder.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been very low. These conditions are the result of the recent disruptions in the international credit markets. However, an increase in LIBOR rates may be expected. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if an increase is to be realized, it would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

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

Based on our method of operation, through the end of 2014, we do not believe that we have been a PFIC. We may, however, be a PFIC in 2015 and/or in future taxable years. In this regard, we treat the gross income we derive or are deemed to derive from our chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

In addition, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for 2015 or any future taxable year due to changes in the nature and extent of our assets and operations, including our entry into the commodities business. If, for example, the activity of purchasing and trading coal gives rise to at least 85% of our taxable income for any taxable year, it would be considered active income under the “qualified active sales” exception; if not most likely passive income.

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

Being a foreign private issuer exempts us from certain SEC requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable provisions applicable to United States public companies including:

• The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

• The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

• The provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

• The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e. a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

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

The dry bulk vessel markets are cyclical with high volatility in charter rates and industry profitability. The factors affecting the supply and demand for dry bulk vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for tonnage capacity include:

•	demand for cargoes (e.g. coal, raw materials, agricultural products and steel products for bulkers);

•	supply of cargoes;

•	continuing growth of industrialization in the emerging countries;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	armed conflicts, acts of piracy and terrorism;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping activity and age of vessels in the existing world fleet;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the conversion of vessels from one type to another;

•	vessel casualties;

•	the number of vessels that are used for storage;

•	the number of vessels that are in or out of service; and

•	port or canal congestion and increased waiting days at port.

If the number of new vessels delivered exceeds the number of vessels being scrapped, lost and converted, tonnage capacity will increase. If the supply of tonnage capacity increases but the demand for tonnage capacity does not increase correspondingly, charter rates and vessel values could materially decline.

Downturns in the oil tanker/asphalt carriers and dry bulk vessels charter markets may have an adverse effect on our earnings, affect compliance with our existing and future loan covenants and our ability to pay dividends if reinstated in the future.

Charter rates for dry bulk vessels have declined sharply since the highs of 2008. The increase of supply (because of the newbuilding deliveries) and the decrease of demand (because of slowdown of the world economies) drove down charter rates during the period from the second half of 2008 to 2014. Charter rates started falling during the second half of 2008 and weakened gradually to the lowest level in December of the same year. Afterwards, and while a steady upturn happened during 2009 and the first half of 2010, charter rates experienced a further drop until 2014, mainly due to the newbuilding deliveries which had started to hit the market. Such drop is reflected on the average of the 4TC routes of Panamax Baltic Index which averaged at $19,295 and $25,041 in 2009 and 2010 accordingly, while then dropped down to $9,712 per day as the average for the period between 2011 and 2014.

If the market remains at or below these levels, it will have a negative effect on our earnings. We endeavor to charter vessels in our fleet under period charters with floor hire rates plus profit sharing elements in order to benefit from a potential increase in the charter market. However, we cannot assure you that we will be able to enter into such period charters with upside potential.

 Our ability to re-charter tanker vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the oil tanker/asphalt carriers markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products.

Furthermore, the recent economic slowdown in the U.S. and Japan, together with the deteriorating economic situation in Europe caused by the sovereign debt crises in certain European Union (“EU”) member countries, may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially and adversely affect our future revenues.

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

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any existing or future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows.

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

In addition, as vessels grow older, and provided that all other factors remain the same, they generally decline in value. Due to the cyclical nature of the oil tanker/asphalt carriers and dry bulk vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be adversely affected. Furthermore, our existing debt agreements contain, and our future debt agreements may contain, financial covenants based on a security cover ratio. We are currently in breach of the security cover ratio under our debt arrangements (see “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources”) and we may violate similar covenants in any future debt agreements if the values of our vessels decrease significantly. Any such violation would materially and adversely affect our financial condition.

An oversupply of oil tanker / asphalt carrier capacity may lead to reductions in freight rates, which could materially adversely affect our profitability.

Oil tanker / asphalt carrier market is niche and highly dependent upon the number of similar vessels which are trading in each geographic area. In case more vessels are repositioned in the area(s) where our vessels are trading, supply will be increased and a possible oversupply might have a negative effect on the freight rates and our profitability.

Another factor, which may lead to oversupply, stands on the newbuilding vessels entering the market. As of February 2015, about 20 vessels are in order which represents about 8% of the current world oil tanker / asphalt carrier fleet, including newbuilding vessels. These vessels are expected to be delivered during 2015 and 2016. In case the number of new entries is higher than the number of vessels which will be scrapped during the same period, while demand for new vessels is not increased, an oversupply may have a negative effect on the freight rates.

An oversupply of dry bulk vessel capacity may lead to further reductions in charter rates, and disproportionately affect older vessels, which could materially adversely affect our profitability.

The market supply of dry bulk vessels has been increasing, and the carrying capacity (measured in dwt) on order is at a historically high level. As of March 2015, approximately 157 million dwt of dry bulk vessels are on order, representing approximately 20% of the existing fleet (in terms of dwt capacity). This may lead to an oversupply of dry bulk vessel capacity, resulting in a reduction of charter rates and a decrease in the value of our dry bulk vessels. Even in the case of high order cancellations and high delayed deliveries, new deliveries are expected to be higher than usual and it is unclear whether this increase of supply will be absorbed by the increase of demand. Significant fleet expansion would cap rate levels over the next couple of years. The reduction in rates may affect the ability of our customers who charter our dry bulk vessels to make charter hire payments to us. This and other factors affecting the supply and demand for dry bulk vessels are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

During periods when the shipping industry is experiencing excess capacity, falling demand and/or declining rates, older vessels are generally adversely affected in a disproportionate manner because newer vessels are generally preferred by customers. As the severity and length of such periods increase, more old vessels tend to get scrapped because the costs for keeping an older vessel in the fleet may exceed the benefits. However, we may be unable to scrap some of our older vessels if, for example, such vessels have loan obligations that exceed their scrap values. In such a case, we may be restricted from taking the most economically prudent course of action, which may negatively affect our results of operations. See also “-The risks and costs associated with vessels increase along with the vessels age.”

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea Indonesia and in the Gulf of Aden off the coast of Somalia. It has been observed that piracy incidents have reduced dramatically in West Africa and Indonesia during the period from 2013 to February 2015, where pirates and other criminals are often violent. In West Africa, pirates have attacked, hijacked and robbed vessels as well as kidnapped crews along the coast, rivers, anchorages, ports and surrounding waters. During 2013, there have been 42 reported incidents in the Indian Ocean region, 37 reported incidents in the West Africa region and 97 reported incidents in Indonesia region. During 2014, there have been 18 reported incidents in the Indian Ocean region (57% reduced from 2013), 32 reported incidents in the West Africa region (13.5% reduced from 2013) and 63 reported incidents in Indonesia region (35% reduced from 2013). From January 1, 2015 until to date there have been 7 reported incidents in West Africa region and 18 reported incidents in Indonesia region.

A recent and significant example of the heightened level of piracy came on December 30, 2014, at Posn 15 07 N, 042 01 E a Merchant Vessel not affiliated with us, reported being suspiciously approached by two skiffs. Closest distance 1.5 cables. One brown skiff 10 m long with 6 POB, weapons and ladder sighted. On February 5, 2015: 0320 LT and at Posn: Berth 5&6, ENL Jetty, Lagos Harbours, Nigeria, duty AB onboard a berthed chemical tanker spotted a robber attempting to board the vessel. He alerted the onboard security team who chased the robbers away. After a while the robbers attempted to return and the security team fired one warning shot resulting in the robbers aborting the approach. Additionally, on February 25, 2015: 0430 LT and at Posn: 01:08N - 103:28E, at about 3nm East of Pulau Karimun Kecil, Indonesia three robbers boarded a bulk carrier underway. Alarm raised and crew mustered. Seeing the crew alertness, the robbers escaped empty handed. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden and West Africa, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain.

In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. In addition, when the vessel is seized by pirates at Indian Ocean, the charterer may withhold charter payments until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. Despite the fact that our vessels are covered against such risks, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention and/or hijacking of our vessels as a result of an act of piracy, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

Increases in fuel, or bunker prices, may adversely affect profits.

Fuel is a significant factor in negotiating charter rates as well as performing the charters. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not our largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability and may also affect our charterer’s profitability if vessels are employed on time charter. As a result, it may be difficult for us to realize on our receivables and/or our charterers may be unable to fulfill their obligations under their charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the European Union will take in this regard in the future. As of January 31, 2013 the European Commission has stopped short of proposing that emissions from ships be included in the European Union’s emissions-trading scheme (ETS). However, on October 1, 2012 the European Commission announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

On July 1, 2014, the November 2012 SOLAS amendments entered into force. Specifically, new SOLAS regulation II-1/3-12 to require new ships to be constructed to reduce on-board noise and to protect personnel from noise, in accordance with the revised Code on noise levels on board ships, also adopted, which sets out mandatory maximum noise level limits for machinery spaces, control rooms, workshops, accommodation and other spaces on board ships. Amendments to SOLAS regulation III/17-1 to require ships to have plans and procedures to recover persons from the water, as well as related Guidelines for development of plans and procedures for recovery of persons from the water. Also, a related MSC resolution on Implementation of SOLAS regulation III/17-1 to ships to which SOLAS chapter III does not apply; amendments to SOLAS regulation II-2/10 on fire fighting to require a minimum of duplicate two-way portable radiotelephone apparatus for each fire party for fire fighters’ communication to be carried; amendments to regulation II-2/15 on instructions, on-board training and drills, to require an on-board means of recharging breathing apparatus cylinders used during drills, or a suitable number of spare cylinders; and amendments to regulation II-2/20 on protection of vehicle, special category and ro-ro spaces related to fixed fire-extinguishing systems; and amendments to the appendix to the annex to the SOLAS Convention replacing all forms of certificates and records of equipment, including its 1988 Protocol, and amendments to the forms of the Cargo Ship Safety Construction Certificate and Cargo Ship Safety Equipment Certificate of its 1978 Protocol.

CSC Amendments were active since July 1, 2014. Specifically, amendments to the International Convention for Safe Containers (CSC), 1972, to incorporate amendments to the CSC Convention adopted in 1993 by resolution A.737(18), including amendments relating to the safety approval plate and to the approval of existing and new containers.

The 0.10% fuel oil sulphur limit in ECAs was active since January 1, 2015. The limit for fuel oil sulphur levels falls to 0.10% m/m in emission control areas established to limit SOx and particulate matter emissions. The ECAs concerned are: Baltic Sea area; North Sea area; North American area; United States Caribbean Sea area.

Regulations that we must comply with are the following: April 14, 2015 Nairobi Wreck Removal Convention and the Nairobi International Convention on the Removal Wrecks; September 1, 2015, amendments to MARPOL Annex VI, regulation 13 (NOx);Amendments concerning the date for the implementation of “Tier III” standards within emission control areas (ECAs). The amendments provide for the Tier III NOx standards to be applied to a marine diesel engine that is installed on a ship constructed on or after January 1, 2016 and which operates in the North American Emission Control Area or the U.S. Caribbean Sea Emission Control Area that are designated for the control of NOx emissions. In addition, the Tier III requirements would apply to installed marine diesel engines when operated in other emission control areas which might be designated in the future for Tier III NOx control. The Tier III requirements do not apply to a marine diesel engine installed on a ship constructed prior to January 1, 2021 of less than 500 gross tonnage, of 24 m or over in length, which has been specifically designed and is used solely, for recreational purposes.

In addition, other regulations that we must comply with are the following: January 1, 2016, amendments to SOLAS regulation II-1/29 on steering gear, to update the requirements relating to sea trials; amendments to SOLAS regulations II-2/4, II-2/3, II-2/9.7 and II-2/16.3.3, to introduce mandatory requirements for inert gas systems on board new oil and chemical tankers of 8,000 dwt and above, and for ventilation systems on board new ships; amendments to the International Code for Fire Safety Systems (FSS Code) on inert gas systems; amendments to SOLAS regulation II-2/10, concerning fire protection requirements for new ships designed to carry containers on or above the weather deck will be applied; amendments to SOLAS regulation II-2/13.4, mandating additional means of escape from machinery spaces; new SOLAS regulation II-2/20-1 requirement for vehicle carriers carrying motor vehicles with compressed hydrogen or natural gas for their own propulsion, which sets additional requirements for ships with vehicle and ro-ro spaces intended for the carriage of motor vehicles with compressed hydrogen or compressed natural gas in their tanks as fuel; amendment 37-14 to the International Maritime Dangerous Goods (IMDG) Code and amendments to the International Life-Saving Appliance (LSA) Code related to the testing of lifejackets; amendments to MARPOL Annex I, the Code for the Construction and Equipment of Ships carrying. Dangerous Chemicals in Bulk (BCH Code) and the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (IBC Code), on mandatory carriage requirements for a stability instrument for oil tankers and chemical tankers.

Our vessels and/or the cargoes carried on board our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which could adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. Any resulting legal proceedings may be complex, lengthy and costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert the attention of management from our business. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of revenue while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. For example, on October 8, 2010, the Grand Rodosi, one of our bulk carriers, which has since been redelivered to Lemissoler, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damages were incurred, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance. The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to reinstate the payment of dividends.

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

We may be subject to calls in amounts based not only on our claim records but also on the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. As of the date of the report, we did not have any recent calls.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of our dry bulk fleet is 9.2 years and the average age of our oil tanker/asphalt carriers fleet is 6.2 years. Most dry bulk and tanker vessels have an expected life ranging between 25 to 30 years, subject to market conditions and employment status of the vessels. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. In addition, older vessels could have loan obligations in excess of their scrap value. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. The cost of vessel security measures has also been affected by the dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area, which could have a significant financial impact on us. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. We insure against these losses to the extent practicable, but the risk remains that uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

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

Recently, the scope of sanctions imposed against Iran and persons engaging in certain activities or doing certain business with or involving Iran has been expanded by a number of jurisdictions, including the United States, the EU, and Canada. The EU has strengthened sanctions against Iran by prohibiting a wider universe of transactions and activities involving Iran. The EU sanctions against Iran now prohibit the transportation of crude oil and petroleum as well as petrochemical products from Iran. CISADA, enacted by the United States, also strengthens existing U.S. sanctions against Iran, and, inter alia, provides for the imposition of sanctions against foreign (non-U.S.) entities that transport or otherwise supply refined petroleum products (“RPP”) to Iran. U.S. Executive Order 13590 (November 19, 2011) expands and adds to the universe of activity triggering sanctions under ISA and CISADA by expanding sanctions and presenting risks to non-US persons conducting certain business with Iran’s petroleum and petrochemical industry.

In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in August 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”), or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the ITRSHRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector and potentially exposes U.S. companies to liability for the actions of their non-U.S. subsidiaries. The ITRSHRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

In January 2014, the “P5+1” countries (the United States, United Kingdom, Germany, France, Russia and China) agreed on a Joint Plan of Action (JPOA) with Iran in an effort to stop the advance of Iran’s nuclear program and roll back certain aspects of the program. Under this program, the United States has for a period commencing January 20, 2014 and ending on June 30, 2015 (JPOA Relief Period) suspended certain sanctions against Iran (including the export from Iran of petrochemical products and crude oil). The relief afforded under the suspension is limited, temporary and reversible. Despite the suspension, and subject to a very small number of exceptions, all other U.S. sanctions concerning Iran remain in effect. U.S. persons and U.S.-owned or -controlled foreign entities remain generally prohibited from entering into transactions with Iran unless specifically authorized by the U.S. Government, including transactions permitted by the JPOA.

We are monitoring developments in the United States, the EU and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries or entities subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent vessels from calling on ports in sanctioned countries or could limit their cargoes and could also expose us to sanctions based on the activities of the vessels while the vessels are chartered out to third parties, even though we do not control such third parties.

We constantly keep abreast of legal developments in the economic sanctions and trade restrictions area, and we adjust our compliance programs and internal policies accordingly. We believe that we are and have been in compliance with all applicable laws, including all laws impacting the trade of our vessels with Iran and other countries identified by the United States as state sponsors of terrorism or as engaging in activities related to nuclear proliferation, and we intend to maintain such compliance. Our vessels are not authorized to engage in unlawful trade, or, save for vessels acquired while already on charter, any sanctions-triggering activity. Moreover, our vessels’ trade with the foregoing countries is infrequent, and the revenue we derive from such activity is de minimis. Additionally, our vessels are not chartered to entities that have been designated as sanctions targets by the United States or the European Union. The Company has not been involved in business to and from Cuba and Syria during the period of January 1 through December 31, 2014.

In an affirmative step to guard against violations and to prevent our vessels from engaging in any sanctions-triggering trade, we now include provisions in all of our new charters designed to prevent our charter parties from violating applicable laws relating to existing sanctions and from engaging in sanctions-triggering activity.

As it relates to Iran, the provisions in the charter parties/contracts for our vessels contain exclusions that prohibit the use of our vessels in unlawful and/or sanctions-triggering trade with Iran, or such trading is subject to requesting our prior consent, which is not to be unreasonably withheld. Therefore, should any vessel be instructed by her time charterers to call in Iran and our confirmation is required, we ask our charterers to provide clear evidence that neither the transportation, loading nor discharge of the cargo, nor the parties involved, will result in or be subject to any sanctions, respectively. Furthermore, we provide this information to the vessel’s Protection & Indemnity Association (“P&I Association”), a third party liability insurer, asking for legal and/or expert advice.

During 2014 and up to February 2015, the Newlead Victoria, which is chartered on a long-term charter signed in 2012, was instructed by her time charterers, who are disponent owners, to call at a port in Iran twice. In all cases, based on the information provided by the charterers, we conducted the relevant due diligence in cooperation with the vessel’s War Risk Association in order to confirm that the loading, discharge and transportation of the cargo and the parties involved would not result in, or would not be subject to, any sanctions, respectively. Following this review and after the vessel was insured by the War Association, on October 27, 2014 the Newlead Victoria arrived at Iran’s Bandar Imam Khomeini (BIK) port to discharge a cargo of about 66,000 MT of wheat in bulk which was loaded from Kavkaz, and departed on November 16, 2014. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, were subject to any sanctions while the revenue was $12,000 per day gross or $11,700 per day net for 20 days that the discharge operations took place. Furthermore, on January 25, 2015, this same vessel called Bandar Imam Khomeini (BIK) to discharge a cargo of about 62,100 MT of wheat which had been loaded at the port of Paranagua, Brazil and she departed on February 12, 2015. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, were subject to any sanctions. The vessel’s revenues from this operation were $13,050 gross or $12,723.75 per day net for 18 days. During 2013 also, Newlead Markela was instructed by her time charterers to call Iran twice and Sudan once. In all cases, after the time charterers instructed the vessel to call Iran and Sudan, we asked them to provide us with all necessary information regarding the ports of call, cargo and parties involved, in order to conduct the relevant due diligence. Furthermore, we presented all relevant information to our War Risks Association (in the form of a standard questionnaire), who, after reviewing the facts, insured the vessel for the proposed voyages. Furthermore, In the future our charterers may instruct the vessel to call Iran, or another country which is subject to sanctions, however in any case subject to our prior due diligence and approval.

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

Risks Relating to Our Coal Business

During 2012, we entered into a variety of transactions in order to develop a commodities sector of our business. We have entered into a joint venture arrangement and we have established a new entity with J Mining & Energy Group for the purchase and trading of coal. As of May 12, 2015, these coal operations have not yet developed.

Pursuant to a series of agreements our current limited coal operations consist of a coal preparation plant located in Pike County, Kentucky, USA which was acquired in December 2013 In 2012 we entered into an agreement to acquire certain mine-related assets (including mineral rights, surface rights and mining permits) and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA. The payment of the $11 million purchase price was paid during 2013 and 2014 through December Settlement Agreement between NewLead Holdings Ltd. and Hanover. As of the date of this annual report, although the purchase price for the Five Mile Assets has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets. We are currently analyzing our next steps towards the completion of the acquisition of Five Mile Assets.

As of December 31, 2014 and May 12, 2015, our coal business, consists of our coal preparation plant, which has entered into various coal processing agreements. However, there can be no assurance that we will be able to effectively manage those operations or expand those limited operations in the future.

We may be not able to obtain the necessary financing to satisfy our payment obligations under existing agreements, and there is no assurance that we will be able to do so in the future.

In relation to the Five Mile mine, although the purchase price has been fully paid, there is still obligation under the purchase agreements that must be fulfilled. Specifically, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets.

Our failure to fulfill our obligations under the obligations above may also impact our ability to negotiate future purchase agreements with third parties and to grow our business through acquisitions, which could adversely impact our results of operations.

Coal prices are subject to change and a substantial or extended decline in prices, which are currently depressed, could materially and adversely affect our business, results of operations and financial position.

Our profitability depends upon the prices we receive for the coal we process and blend and the prices we pay for the coal we purchase. The contract prices for our processing and blending coal depend upon factors beyond our control, including the following:

•	the domestic and foreign supply and demand for coal;

•	the strength of global economy

•	the quantity and quality of coal available from coal producers;

•	competition for production of electricity from non-coal sources, including the price and availability of alternative fuels;

•	domestic and international air emission standards for coal-fueled power plants and the ability of coal-fueled power plants to meet these standards by installing scrubbers or other means;

•	adverse weather, climatic or other natural conditions, including natural disasters and unreasonable weather patterns;

•	domestic and foreign economic conditions, including economic slowdowns;

•

domestic and foreign legislative, regulatory and judicial developments, environmental regulatory changes or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions or providing for increased funding and incentives for alternative energy sources;

•	the proximity of our coal preparation resources to, the capacity of and the cost of transportation and port facilities;
•	technological developments, including those related to alternative energy sources and those intended to convert coal-to-liquids or gas: and

•	market price fluctuations for sulfur dioxide emission allowances.

Coal prices are currently depressed based on a number of factors outside our control. If coal prices remain depressed, or if there is a substantial or extended decline in the prices we receive for our future coal processing contracts, it could materially and adversely affect our business, results of operations and financial position.

Trends within the coal industry could put downward pressure on coal prices and, as a result, materially and adversely affect our future revenues and profitability.

There are a number of coal producers in the United States for domestic sales. International demand for U.S. coal also affects the U.S. coal industry. The demand for U.S. coal exports depends upon a number of factors outside our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, port and shipping capacity, the demand for foreign-priced steel, both in foreign markets and in the U.S. market, general economic conditions in foreign countries, technological developments and environmental and other governmental regulations. Foreign demand for U.S. coal has increased in recent periods. This decline has cause competition among coal producers for the sale of coal in the United States to intensify, resulting in significant downward pressure on domestic coal prices.

In addition, during the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Historically, increases in coal prices over the past several years had encouraged the development of expanded capacity by coal producers. Any resulting overcapacity and increased production could materially reduce coal prices and therefore materially reduce our future revenues and profitability.

Because the demand and pricing for coal is greatly influenced by consumption patterns of the electricity generation industry in U.S. and the worldwide steel industry, a reduction in the demand for coal by these industries would likely cause our revenues and profitability to decline significantly.

Demand for our processed coal and the prices that we will be able to obtain primarily will depend upon coal consumption patterns of the electric utility industry and the worldwide steel industry. Consumption by the utility industry is affected by the demand for electricity, environmental and other governmental regulations, technological developments and the price of competing coal and alternative fuel supplies including nuclear, natural gas, oil and renewable energy sources, including hydroelectric power. Demand by the electricity industry is impacted by weather patterns, overall economic activity and the associated demand for power by industrial users. Demand by the steel industry is primarily affected by economic growth and the demand for steel used in construction as well as appliances and automobiles. Any downward pressure on coal prices could have a negative impact on our business, results of operation and financial condition.

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost-sensitive, deregulation may have a negative effect on our profitability.

The mining business is capital intensive and we may not be able to successfully manage our future operations or have access to the capital required to develop coal operations and reach full productive capacity at our current mines and we may not be able to acquire any additional mines.

Our mining operations are currently limited or non-existent. However, even any limited operations are capital intensive due to construction of new infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of coal reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations requires substantial capital expenditures. We cannot assure you that we will be able to successfully manage our limited operations or that we will be able to generate sufficient production levels or generate sufficient cash flow to fund future mining operations. We do not currently have access to sufficient financing to fully fund our proposed production, exploration, permitting and development activities and we may be required to defer all or a portion of our future capital expenditures.

Changes in the export and import markets for coal products could affect the demand for our processed coal, our pricing and our profitability.

We compete in a worldwide market. The pricing and demand for our processed coal is affected by a number of factors beyond our control. These factors include:

•	currency exchange rates;

•	growth of economic development;

•	price of alternative sources of electricity or steel;

•	worldwide demand; and

•	ocean freight rates.

Any decrease in the amount of coal exported from the United States, or any increase in the amount of coal imported into the United States, could have a material adverse impact on the demand for our processed coal, our pricing and our profitability.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our processed coal or impair our ability to supply processed coal to our customers.

We depend upon truck and belt transportation systems to receive raw coal and to deliver processed coal to our customers. Disruptions in transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could impair our ability to receive raw or deliver processed coal to our customers. Increases in transportation costs, including the price of gasoline and diesel fuel, could make coal a less competitive source of energy when compared to alternative fuels or could make coal produced in one region of the United States less competitive than coal produced in other regions of the United States or abroad. If we experience disruptions in the transportation services or if transportation costs increase significantly and our customers may be unable to find alternative transportation providers, our raw coal supply and processed coal delivery may be disrupted, and our profitability could decrease significantly.

Our profitability in part depends upon the existence of coal processing agreements.

We process and blend coal under coal processing agreements with terms greater than one year. We anticipate that such agreements may include terms that fix the prices of coal processed during the initial year with adjustment provisions for the prices for later years. As a result, at any given time the market prices may exceed the prices under these arrangements. If we enter into such arrangements, changes in the coal industry may cause some of our customers not to renew or extend such long-term agreements or enter into new long-term coal processing agreements with us or to enter into agreements to process fewer tons of coal than in the past or on different terms or prices.

 Unexpected decreases in availability of supplies, such as equipment or raw materials, or increases in the costs thereof, could significantly impair our operating results.

Our operations are dependent on reliable supplies of various equipment. If the cost of these equipment or key supplies increases significantly, or if they should become unavailable due to higher industry-wide demand or less production by suppliers, there could be an adverse impact on our cash flows, results of operations or financial condition.

Coal processing is subject to inherent risks and our operations may be affected by conditions or events beyond our control, which could cause our quarterly or annual results to deteriorate.

Our coal processing operations are subject to conditions or events beyond our control that could disrupt operations, affect production and the cost of processing for varying lengths of time and have a significant impact on our operating results. These conditions or events include:

•	amounts of rock and other natural materials intruding into the raw coal processed;

•	equipment failures and unexpected major repairs;

•	unexpected maintenance problems;

•	accidental water discharges or other environmental accidents;

•	fires and explosions from methane and other sources;

•	accidental mine water discharges or other environmental accidents;

•	other accidents or natural disasters; and

•	weather conditions.

A shutdown of the preparation plant we acquired or prolonged disruption of intended services or transportation of our customers would result in a decrease in our revenues and profitability, which could be material. Our insurance does not cover every potential risk associated with our operations. Adequate coverage at reasonable rates is not always obtainable. In addition, our insurance may not fully cover our liability or the consequences of any business interruptions such as equipment failure or labor disputes. The occurrence of a significant event not fully covered by insurance could have an adverse effect on our business, results of operations, financial condition and prospects.

We face numerous uncertainties in estimating our future economically recoverable coal reserves and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

Forecasts of our future performance are based on, among other things, estimates of our future recoverable coal reserves, in relation to the Viking Acquisition Group and the Five Mile Assets. Reserve information is typically based upon on engineering, economic and geological data assembled and analyzed by third parties. Reserve estimates as to both quantity and quality are generally updated from time to time to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves necessarily depend upon a number of variable factors and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions include:

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

As a result, future actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our future actual reserves. Any material inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability which could materially adversely affect our ability to pay distributions to our shareholders.

The success of our future operations depends upon our ability to obtain necessary permits to mine all of our coal reserves.

The permits are issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing mine development or operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens’ claims to challenge the issuance or renewal of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued in a timely fashion or renewed at all, or permits issued or renewed may not be maintained, may be challenged or may be conditioned in a manner that may restrict our ability to efficiently and economically conduct future mining activities, any of which would have a material adverse effect on our results of operations, business and financial position.

Our future operations could be adversely affected if we are unable to obtain required surety bonds.

Federal and state laws require obtaining surety bonds to secure performance or payment of certain long-term obligations, such as reclamation costs for lands used for mining, federal and state workers’ compensation costs and satisfaction of other miscellaneous obligations. Certain insurance companies, along with other participants in the coal industry, no longer provide surety bonds for workers’ compensation and other post-employment benefits without collateral. We may have difficulty procuring or maintaining our future surety bonds. Our potential bond issuers may demand higher fees, additional collateral, including letters of credit or other terms less favorable to us upon issuance or renewal of bonds. Because we are required by state and federal law to have these bonds in place before mining can commence or continue, our failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would materially and adversely affect our ability to mine or lease coal. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third party surety bond issuers of their right to refuse to renew the surety and restrictions on availability of collateral for current and future third party surety bond issuers under the terms of our financing arrangements.

Extensive environmental regulations, including existing and potential future regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and our coal services to materially decline.

Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide and other air pollutants are expected to be proposed or become effective in coming years. In addition, concerted conservation efforts that result in reduced electricity consumption could cause coal prices and our coal services to materially decline.

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

Alternatively, less stringent air emissions limitations, particularly related to sulfur, to the extent enacted could make low sulfur coal less attractive, which could also have a material adverse effect on the demand for and prices received for our coal services.

Increased regulation relating to environmental protection, health and safety and other matters may impose significant costs on us, and future requirements could limit our ability to produce coal at a competitive price.

Our coal processing operations are subject to extensive federal, state and local regulations with respect to matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant, wildlife and wetland protection;

•	blasting operations;

•	the management and disposal of hazardous and non-hazardous materials generated by coal processing operations;

•	the storage of petroleum products and other hazardous substances;

•	reclamation and restoration of properties after mining operations are completed; and

•	discharge of materials into the environment, including air emissions and wastewater discharge;

Our processing operations and future mining operations may adversely impact the environment, which could result in material liabilities to us.

The processes required to mine and process coal may cause certain impacts or generate certain materials that might adversely affect the environment from time to time. Certain of our processing operations and future mining operations may use hazardous and other regulated materials and may generate hazardous wastes. We may be subject to claims under federal and state statutes and/or common law doctrines for penalties, toxic torts and other damages, as well as for natural resource damages and for the investigation and remediation of soil, surface water, groundwater, and other media under laws such as the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), commonly known as Superfund, or the Clean Water Act.

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

Because our management team has limited experience in the coal industry, there is a risk that our coal business may fail.

The members of our management team have limited experience operating a mining company and do not have formal training as geologists, engineers or in the technical aspects of management of a coal company. As a result, our management’s decisions and choices may not take into account standard engineering or managerial approaches that mining companies commonly use. In addition, we have to rely on the technical services of others with expertise in mining in order for us to exploit our properties. If we are unable to contract for the services of such individuals, it will make it difficult and maybe impossible to pursue our business plan. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment for coal processed and delivered depends on the continued creditworthiness of our customers. If we determine that a customer is not creditworthy, we may be able to withhold delivery under the customer's coal processing agreement. Furthermore, the bankruptcy of any of our customers could materially and adversely affect our financial position. Many utilities have sold their power plants to non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear on payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, some of our customers may be affected by the current economic downturn, which may impact their ability to fulfill their contractual obligations. Competition with other service providers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default. We may also enter into contracts to supply coal to energy trading and brokering companies under which those companies sell coal to end users. If the creditworthiness of the energy trading and brokering companies declines, this would increase the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of these energy trading and brokering companies. An inability to collect payment from these counterparties may materially adversely affect our results of operations, business and financial condition.

We operate our coal preparation plant with a limited work force. Our ability to operate a coal preparation plant efficiently and profitably could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our coal business with a number of key personnel. In addition, to the extent that our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot be certain that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on our results of operations, business and financial condition.

A shortage of skilled mining labor in the United States could decrease our future labor productivity and increase labor costs, which would adversely affect our future profitability.

Efficient coal processing equipment requires skilled laborers, preferably with at least one year of experience, and proficiency in multiple mining tasks, including coal processing and equipment maintenance. Any shortage of skilled mining labor reduces the productivity of experienced employees who must assist in training unskilled employees. If a shortage of experienced labor occurs, it could have an adverse impact on our labor productivity and costs and our ability to expand coal operations in the event there is an increase in the demand for coal processing, which could adversely affect our results of operations, business and financial condition.

Competition within the coal industry may adversely affect our ability to process coal.

The coal industry has experienced consolidation in recent years, including consolidation among some of our major competitors. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us. In addition, potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit coal industry operating in countries other than the United States. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable various arrangements. As a result, our results of operations, business and financial condition may be materially adversely affected.

Risks Relating to Our Common Shares

Our common shares were delisted from the NASDAQ Global Select Market, which could negatively impact the price of our common shares and our ability to access the capital markets.

Our common shares were, until July 22, 2014, listed on the NASDAQ Global Select Market, or NASDAQ. Our ability to retain our listing was contingent upon compliance with NASDAQ continued listing standards. The listing standards of NASDAQ provide, among others, that a company may be delisted if the bid price of its stock is below $1.00 for a period of 30 consecutive trading days (“minimum bid price requirement”) and the company is unable to regain compliance with the minimum bid price requirement within the 180 calendar days grace period provided by NASDAQ.

As previously announced by us, on April 4, 2013, we received a letter from the NASDAQ Listing Qualifications Department (the “NASDAQ Staff”) notifying us that the minimum bid price of our common stock fell below $1.00 for a period of 30 consecutive trading days and therefore we did not meet the minimum bid price requirement set forth in NASDAQ Listing Rule 5450(a)(1). We were provided 180 calendar days, or until October 1, 2013, to regain compliance with the minimum bid price requirement. On October 1, 2013 we received a letter from the NASDAQ Staff notifying us that we had not regained compliance, with the minimum bid price requirement. We timely requested a hearing before the NASDAQ Hearing Panel (“the Panel”) and prior to any such hearing, we regained compliance through the implementation of the 1 for 15 reverse split of our common shares that was effective upon the commencement of trading on October 17, 2013. On January 3, 2014, we received a written notification from NASDAQ indicating that we regained compliance with the minimum bid price requirement of $1.00. Under NASDAQ Listing Rule 5815(d)(4)(a), the Panel monitored us for a six month period ending June 30, 2014, to see if we experience a closing bid price under $1.00 for a period of 30 consecutive trading days. Since receipt of the January 3, 2014 notification, we undertook a consolidation of our common shares, on March 6, 2014, at a 1 for 10 ratio in order to avoid our common shares falling below the $1.00 minimum bid price for a period of 30 consecutive trading days. As a result, on March 6, 2014, the stock started trading at $4.13 per share. Nevertheless, 23 trading days following this consolidation of share capital, our stock price dropped again below the minimum bid price requirement, and for the following 29 consecutive trading days continued to trade below $1.00, leading us, on May 15, 2014, to effect the another consolidation of shares, this time at the ratio of 1 for 50. Nonetheless, despite of the efforts to maintain the minimum bid price requirement, our stock continued to trade below $1.00, achieving the $1.00 minimum bid price for just nine trading days (from May 19, 2014 to May 30, 2014), and trading as low as $0.34 per share on June 17, 2014.

Our common shares traded as low as $0.49 before their trading was halted on June 18, 2014. The trading of our common shares was resumed on June 27, 2014, However, on July 15, 2014, in attempt to meet the minimum bid price requirement of $1.00, we effected another consolidation of shares at a ratio of 1for 50. On July 17, 2014, our common shares were halted from trading as a result of a NASDAQ inquiry regarding our intentions to change transfer agents. On September 22, 2014, our stock was officially delisted from the NASDAQ Stock Market according to the NASDAQ’s relevant SEC filing.

From October 17, 2013 until July 15, 2014 we completed five alterations in our share capitals (1:15, 1:3, 1:10, 1:50 and 1:50) that, in the aggregate, represent a ratio of 1:1,125,000. Thus, for every 1,125,000 shares a holder owned on or before October 2013, the holder now owns one share. All five alterations of share capital failed to maintain the stock price above $1.00 for a period of thirty (30) consecutive days.

In addition, on December 23, 2013, we received notice from the NASDAQ Staff indicating that we did not satisfy the $50 million in market value of listed securities (“MVLS”) requirement for continued listing on the NASDAQ Global Select Market (the “Market Cap Requirement”), as set forth in Listing Rule 5450(b)(2)(A), for the prior to December 21, 2013, 30 consecutive business days. In accordance with the NASDAQ Listing Rules, we were granted a 180-day grace period, through June 23, 2014, to evidence compliance with the Market Cap Requirement. Compliance with the Market Cap Requirement can be achieved if the Company evidences a market value of listed securities of at least $50 million for a minimum of 10 consecutive business days, but generally for no more than 20 consecutive business days, during the grace period. As of June 17, 2014, the Company had not regained compliance and its MVLS was $40.9 million. As such, on June 25, 2014, we received a delisting Notice from the NASDAQ Staff indicating that delisting of the Company’s securities was also determined pursuant to our inability to comply with the Market Cap Requirement, and the Staff issued the Delisting Determination on this separate and additional basis.

Accordingly, the NASDAQ Staff notified the Company that it had determined pursuant to its discretionary authority set forth in Listing Rule 5101 to delist the Company's securities based on public interest concerns raised by certain false and misleading public disclosures made by the Company and the fact that the Company had not demonstrated an ability to sustain compliance with the $1.00 minimum bid price requirement and the $50 million in market value of listed securities requirement for continued listing on NASDAQ.

Although the Company initially appealed this determination and continued to remain listed, since NASDAQ had notified the Company that it determined pursuant to its discretionary authority set forth in Listing Rule 5101 to delist the Company's securities based on (i) public interest concerns raised by certain alleged false and misleading public disclosures made by the Company in a few of its historical press releases, which were all subsequently re-issued and clarified in conjunction with discussions with NASDAQ, and (ii) the fact that the Company had not demonstrated an ability to sustain compliance with the $1.00 minimum bid price requirement and the $50 million in market value of listed securities requirement for continued listing on NASDAQ.  Although the Company initially appealed the NASDAQ determination, it was ultimately determined after discussion with NASDAQ that the success of appealing such NASDAQ determination was unlikely and the trading of our common shares on NASDAQ was suspended at the open of business on July 22, 2014, following the voluntary withdrawal of the request to go to an appeal hearing.

Following the above described delisting from NASDAQ, our common shares are being quoted on the OTC Markets (the “OTC”) under the trading symbol “NEWL”. Such quotation is likely to result in being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our common stock. In addition, there can be no assurance that our common stock would be eligible for trading on any such alternative exchange or markets. We have filed a form 15c-211, though a market maker, with FINRA and we expect feedback from FINRA with respect to such filing in due course.

Our restructuring and development efforts to strengthen our financial position and reduce our debt may adversely affect our common shareholders through dilution or complete loss in value.

We may continue to effect various transactions to restructure our capital structure and reduce our debt service obligations, which may include additional issuances of equity securities in exchange for our indebtedness or the issuance of securities convertible into common shares, such as our preference shares. In addition, as part of the restructuring, certain of our indebtedness continues to remain outstanding, and the agreements relating to such indebtedness contain various restrictive covenants. Any debt that remains outstanding or we may incur as part of the continued restructuring will remain senior in right of payment over our common shares.

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

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell once you purchased.

We cannot assure you that an active trading market for our common shares will be sustained. We cannot assure you of the price at which our common shares will trade in the public market in the future or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above their current market price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares. The oil tanker/asphalt carriers and dry bulk markets have been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

 Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price an investor pays for our common stock in an offering. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material effect on our business, financial condition and operating results.

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

•

requiring Grandunion, or our former chairman Nicholas Fistes and our current Chairman Michail Zolotas, to maintain directly or indirectly, legal and beneficial ownership of not less than 10% of the issued and outstanding share capital of the Company (whereas in two loan agreements the requirement is for Michail Zolotas and Nicholas Fistes to maintain, directly or indirectly, legal and beneficial ownership of not less than 33.3% of the issued and outstanding share capital of the Company);

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

A. History and Development of the Company

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the BCA on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece and its telephone number is (+30) 213-014-8000.

NewLead has historically been an international shipping company and is now an international, vertically integrated shipping and coal processing company. As of December 31, 2014, our fleet consists of five dry bulk vessels and five oil tanker / asphalt carriers. In addition, under a specific management agreement, we perform part of the commercial, technical and operational management of one oil tanker vessel owned by a third party. NewLead’s principal activity is the operation of dry bulk vessels either controlled or managed, which transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.

Our current limited coal operations include a coal preparation plant located in Pike County, Kentucky, USA which was acquired in December 2013. In 2012 we entered into an agreement to acquire certain mine-related assets (including mineral rights, surface rights and mining permits) and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA. The payment of the $11 million purchase price was paid during 2013 and 2014 through the December Settlement Agreement between NewLead Holdings Ltd. and Hanover. As of the date of this annual report, although the purchase price for the Five Mile Assets has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets. We are currently analyzing our next steps towards the completion of the acquisition of Five Mile Assets.

On May 19, 2014 and July 25, 2014, we completed the acquisition of two 2012 built dry bulk vessels through sale and leaseback agreements. On September 16, 2014, we acquired one 2013 built dry bulk vessel and on each of October 23, 2014 and November 13, 2014, we entered into two bareboat charter agreements for two respective oil tanker/asphalt carriers, under which NewLead has the obligation to purchase the vessels in 2019, upon the expiration of the bareboat agreements. On October 16, 2014, we entered into a Share Sale and Purchase Agreement (the “SPA”) with Thalassa Holdings S.A. to acquire 100% of the share capital of the three companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., which shares were transferred to NewLead on November 24, 2014 upon satisfaction of the SPA’s conditions. As a result, we acquired three oil tanker/asphalt carriers.

2009 Recapitalization

On October 13, 2009, we completed an approximately $400.0 million recapitalization, which resulted in Grandunion Inc acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion Inc, a company controlled by Michail Zolotas, acquired 2 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 1 was transferred to Rocket Marine, a company controlled by two former directors, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion Inc.

The voting agreement between Rocket Marine Inc. and Grandunion Inc expired on February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of Michail Zolotas or Grandunion Inc. In connection with the recapitalization, the Company issued $145.0 million in aggregate principal amount of 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $10,125,000 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. In November 2009, Focus Maritime Corp., a company controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of our Board of Directors, converted $20.0 million of the 7% Notes into approximately 2 new common shares. On July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments of approximately $199.8 million in the aggregate, and an additional fee of $17.5 million payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 236 common shares of the Company. The shares were issued on July 16, 2012. As a result, in the aggregate, $0.1 million of the 7% Notes held by Investment Bank of Greece remain outstanding. Upon the successful completion of the recapitalization and the appointment of new management, we subsequently changed our name to NewLead Holdings Ltd.

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

As of May 12, 2015, our fleet consisted of five dry bulk, three Handysize and two Panamax vessels, of a total of 0.25 million dwt with an average age of 9.2 years and a fleet of five oil tanker/asphalt carriers of a total of 0.02 million dwt with an average age of 6.2 years.

Through our wholly-owned subsidiary Newlead Shipping S.A. (“Newlead Shipping”), we provide part of commercial, technical and operational management services to one oil tanker owned by third parties for a fee of approximately $500 per day.

As of December 31, 2014, we had contracted a minimum of 17% for 2015, 10% for 2016, 11% for 2017 and 4% for 2018 of our available days on a charter-out-basis, since we have mainly spot agreements and not time charter parties. As a result, as of such date, we had a minimum of $17.5 million of total contracted revenue through 2018. The employment profile of the fleet as of May 12, 2015 is reflected in the table below:

Vessel Name	Size (dwt)	Vessel Type	Year Built	Charter Expiration	Net Daily Charter Hire Rate
Dry bulk Vessels
Newlead Victoria	75,966	Panamax	2002	Q2 2018	Fixed rate at $12,000 per day until December 29, 2014; $13,050 from December 30, 2014 until December 29, 2015; $13,250from December 30, 2015 until December 29, 2017; and $13,350 from December 30, 2017 until June 29, 2018	(1)
Newlead Markela	71,733	Panamax	1990	Q2 2016 (2)	-
Newlead Albion	32,318	Handysize	2012	Spot	-
Newlead Venetico	32,394	Handysize	2012	Spot	-
Newlead Castellano	35,542	Handysize	2013	Spot	-
Oil Tanker/Asphalt Carrier
Newlead Granadino (ex Captain Nikolas I)	5,887	Oil Tanker/Asphalt Carrier	2009	Spot	-
Nepheli	3,416	Oil Tanker/Asphalt Carrier	2009	Q3 2015	-
Ioli	3,370	Oil Tanker/Asphalt Carrier	2009	Q1 2016	-
Katerina L	3,357	Oil Tanker/Asphalt Carrier	2009	COA (2)	-
M/T Sofia	2,888	Oil Tanker/Asphalt Carrier	2008	Spot	-

(1)

Profit sharing 60% based on open book accounting on actual earnings and to be paid quarterly. Owners have the right of earlier redelivery of the vessel, provided that they have given charterers 120 days’ notice.

(2)	Vessels have entered into contract of affreightment (“COA”), during February 2015.

THE SHIPPING INDUSTRY

Fleet Management

Newlead Shipping S.A. (“Newlead Shipping”), a subsidiary of NewLead, and certain of its subsidiaries provide technical and commercial management services to oil tanker/asphalt carriers. Newlead Bulkers S.A. (“Newlead Bulkers”), which is a subsidiary of Newlead Shipping, provides technical and commercial management services to our dry bulk vessels. As of December 31, 2014 and May 12, 2015, the commercial and technical management services of all of our owned vessels are managed in-house. In addition, under a management agreement, we provide part of commercial, technical and operational management services to one oil tanker owned by third parties for a fee of approximately $500 per day.

Crewing and Employees

As of December 31, 2014, with respect to shore-side employees (except for Michail Zolotas, our Chairman, Chief Executive Officer and member of our Board of Directors who is employed by NewLead Holdings Ltd.) our wholly-owned subsidiaries, Newlead Shipping S.A. and Newlead Bulkers S.A., employed 19 and 18 persons, respectively. We employ an average of 20 crew members per dry bulk vessel and 15 crew members per oil tanker/asphalt carrier. As of December 31, 2014, the coal preparation plant employs on average of 15 persons.

Our technical managers ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that our vessels employ experienced and competent personnel. All of the employees of our managers are subject to a general collective bargaining agreement. These agreements set industry-wide minimum standards.

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

Competition

We operate in shipping markets that are diversified, highly competitive and highly fragmented. Our business fluctuates in line with the main patterns of trade of the commodities we are carrying and varies according to changes in the supply and demand for these items. We compete for charters on the basis of vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We typically arrange our charters through the use of brokers, and negotiate the terms of the charters based on market conditions. We compete primarily with owners of dry bulk ships and owners of oil tanker/asphalt carriers. To the extent we seek to charter out our vessels, it is likely that we will face substantial competition from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may result to charter rate reduction, especially for long term charters.

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

Under Regulation 13H, HGO means any of the following:

•	crude oils having a density at 15˚C higher than 900 kg/m3;

•	fuel oils having either a density at 15˚C higher than 900 kg/m3 or a kinematic viscosity at 50˚C higher than 180 mm2/s; or

•	oil tanker/asphalt carriers, tar and their emulsions.

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

The phasing out of single-hull tankers in accordance with the MARPOL Convention and its amendments is expected to decrease tanker supply, which may help to prevent further decline in charter rates in the tanker market.

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

Oil Pollution Liability

With respect to oil pollution liability, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the IMO Protocol of 1992, or 1992 Protocol, use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $6.999 million, plus 631 SDR, or $979, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $139.329 million. The exchange rate between SDRs and U.S. dollars was 0.711954 SDR per U.S. dollar on May 11, 2015. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. The CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws such as the OPA are particularly stringent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

At its 86th session from May 26 to June 5, 2009, the IMO’s Maritime Safety Committee approved new regulations for the mandatory carriage requirements of ECDIS. All ships irrespective of size shall have Nautical charts and nautical publications to plan and display the ship’s route for the intended voyage and to plot and monitor positions throughout the voyage; an Electronic Chart Display and Information System (ECDIS) may be accepted as meeting the chart carriage requirements of this subparagraph; Back-up arrangements to meet specific functional requirements, if this function is partly or fully fulfilled by electronic means. The amendment to SOLAS Chapter V regulation 19.2 will require ships engaged on international voyages to be fitted with ECDIS according to a specific timetable From July 2012 to July 2018.

An amendment to the existing Chapter V regulation 19.2.1.4 was also made to reflect that ECDIS is an acceptable alternative to nautical charts and nautical publications. However, it stipulates that it is appropriate to use only nautical charts and publications in a number of cases – for example ships not on international voyages, ships exempt from the carriage requirements because they were to be permanently taken out of service and cargo ships on international voyages but below the agreed tonnage limit.

The Oil Companies International Marine Forum (the “OCIMF”) was formed in April 1970 in response to the growing public concern about marine pollution, particularly by oil, after the Torrey Canyon incident in 1967. In the early 1970s, a variety of anti-pollution initiatives were starting to emerge nationally, regionally and internationally, but with little coordination. Through OCIMF, the oil industry was able to play a stronger, coordinating role in response to these initiatives, making its professional expertise widely available through cooperation with governments and intergovernmental bodies.

OCIMF was granted consultative status at the IMO in 1971 and continues to present oil industry views at IMO meetings. Since then, its role has broadened to take account the changing maritime activities of its membership. Its remit now covers tankers, barges, offshore support vessels and terminals and its advice extends to issues like shipping in ice and large-scale piracy, which rarely troubled the oil industry when OCIMF was first created in the 1970s.

The current membership of OCIMF comprises 98 companies worldwide. Today, OCIMF is widely recognized as the voice of the oil industry providing expertise in the safe and environmentally responsible transport and handling of hydrocarbons in ships and terminals and setting standards for continuous improvement. Membership is extensive and includes every oil major in the world along with the majority of National Oil Companies. OCIMF has much to be proud of. Not only has it contributed to a substantial quantity of regulation at the IMO aimed at improving the safety of tankers and protecting the environment, but it has introduced important new guidance on pressing current issues such as piracy and Arctic shipping. With the process of introducing new Internationally-accepted regulation necessarily slow as it crosses many individual countries and jurisdictions, OCIMF is in the unique position of being able to leverage the expertise of its membership to press ahead with much needed guidance on important industry issues. This provides the means to improve practices in the membership and in the wider industry, and serves as a valuable reference for developing regulation.

In addition to its extensive publications library, OCIMF has a rich portfolio of tools including its Ship Inspection Report (the “SIRE”) program and Tanker Management and Self Assessment tool (the “TMSA”), both of which have gained worldwide recognition and acceptance. It continues to develop new tools, with OVID the latest to be launched in January 2010, and a new Terminals inspection tool in development.

One of the most significant safety initiatives introduced by OCIMF is the Ship Inspection Report Program (the “SIRE”). This program was originally launched in 1993 to specifically address concerns about sub-standard shipping. The SIRE Program is a unique tanker risk assessment tool of value to charterers, ship operators, terminal operators and government bodies concerned with ship safety. The SIRE system is a very large database of up-to-date information about tankers and barges. Essentially, SIRE has focused tanker industry awareness on the importance of meeting satisfactory tanker quality and ship safety standards. Since its introduction, the SIRE Program has received industry-wide acceptance and participation by both OCIMF Members, Program recipients and by ship Operators. The expansion of Barges and small vessels into SIRE was inaugurated in late 2004.

Since its introduction, more than 180,000 inspection reports have been submitted to SIRE. Currently there are over 22,500 reports on over 8000 vessels for inspections that have been conducted in the last 12 months. On average Program Recipients access the SIRE database at a rate of more than 8000 reports per month.

The SIRE requires a uniform inspection protocol that is predicated by the following:

•	Vessel Inspection Questionnaire (VIQ)

•	Barges Inspection Questionnaire (BIQ)

•	Uniform SIRE Inspection Report

•	Vessels Particulars Questionnaire (VPQ)

•	Barge Particulars Questionnaire (BPQ)

•	SIRE Enhanced Report Manager (WebSERM)

These features have been established to make the program more uniform and user friendly and to provide a level of transparency unique in the marine transportation industry. SIRE has established itself as a major source of technical and operational information to prospective charterers and other program users. Its increasing use corresponds with oil industry efforts to better ascertain whether vessels are well managed and maintained. OCIMF is in no doubt that better informed vetting decisions are leading to improvements in the quality of ships, accelerating its continuing drive for safer ships and cleaner seas.

Inspection reports are maintained on the index for a period of 12 months from the date of receipt and are maintained on the database for 2 years. SIRE access is available, at a nominal cost, to OCIMF members, bulk oil terminal operators, port authorities, canal authorities, oil, power, industrial or oil trader companies which charter tankers/barges as a normal part of their business. It is also available, free of charge, to Governmental bodies which supervise safety and/or pollution prevention in respect of oil tankers/barges (e.g. port state control authorities, MOUs, etc.).

United States Requirements

The U.S. Oil Pollution Act of 1990 (the “OPA”) and Comprehensive Environmental Response, Compensation and Liability Act

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

Effective October 30, 2013, U.S. Coast Guard regulations were amended to require owners and operators of non-tank vessels to also prepare and submit response plans with similar requirements to tank vessels. We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (the “ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in period ahead. As of April 2014, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (the “ETS”). However, in June 2013, the Commission issued a strategy to gradually integrate maritime greenhouse gas emissions into its EU reduction commitment, including implementing a system to monitor, verify and report on greenhouse gas emissions, followed by defining reduction targets for the maritime transport sector, and finally by implementing market based measures to reduce greenhouse gas emissions. In June 2013 the Commission issued a legislative proposal to establish a system to monitor, report and verify emissions from large ships using EU ports. If adopted, this regulation would take effect on July 1, 2015, with the first reporting period to begin on January 1, 2018. In the United States, the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency (“EPA”) in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

During 2014 and up to February 2015, the Newlead Victoria, which is chartered on a long-term charter signed in 2012, was instructed by her time charterers, who are disponent owners, to call at a port of Iran twice. In all cases, based on the information provided by the charterers, we conducted the relevant due diligence in cooperation with Vessel’s War Risk Association in order to confirm that the loading, discharge and transportation of the cargo and the parties involved would not result in, or would not be subject to, any sanctions, respectively. Following this review and after the vessel was insured by the War Association, on October 27, 2014, the Newlead Victoria arrived at Iran’s Bandar Imam Khomeini (BIK) port to discharge a cargo of about 66,000 MT of wheat in bulk which was loaded from Kavkaz, and departed on November 16, 2014. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, were subject to any sanctions while the revenue was $12,000 per day gross or $11,700 per day net for 20 days that the discharge operations took place. Furthermore, on January 25, 2015, this same vessel called Bandar Imam Khomeini (BIK) to discharge a cargo of about 62,100 MT of wheat which had been loaded at the port of Paranagua, Brazil and she departed on February 12, 2015. Neither the loading, discharge nor transportation of the cargo, nor the parties involved, was subject to any sanctions. The vessel’s revenues from this operation were $13,050 gross or $12,723 per day net for 18 days. Furthermore, In the future our charterers may instruct the vessel to call Iran, or another country which is subject to sanctions, however in any case subject to our prior due diligence and approval.

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

The oil tanker/asphalt carriers and Bulker Shipping Industry

 Liquid cargoes include crude oil, refined products, liquefied natural gas, liquefied petroleum gas, bitumen, molasses and chemicals. Specifically, the oil tanker/ asphalt carrier are carried in specialized tankers designed to carry such products. These specialized tankers are designed with “floating tanks” which means that the tanks are allowed to expand due to high temperature of the product they carry. Tanks are sometimes insulated to minimize heat losses. The size of an oil tanker/ asphalt carrier is in the smaller segment (usually less than 10 000 dwt) and more typically between 1,000 – 6,000 dwt.

The paving of roads with asphalt accounts for the highest source of bitumen consumption. Since road construction and repairs are seasonal in most areas of the world, bitumen demand is generally lower in the first and fourth quarters of the year as compared to the second and third quarters. Seasonality is a main characteristic in the whole oil industry. Demand for heating oil has a seasonal trend to move higher during autumn and winter season that customers make their purchases while demand for gasoline is generally higher during the summer months due to seasonal increases in highway traffic.

The dry bulk shipping market is the primary provider of global commodities transportation since dry bulk cargoes comprise approximately of one third of the seaborne trade. Dry bulk cargoes are divided into two main categories-major bulk cargoes and minor bulk cargoes. Major bulk cargoes consist of iron ore, coal and grains, while minor bulk cargoes include, among others, bauxite/alumina, sugar, fertilizers, steel products, forest products and cement.

The global dry bulk carrier fleet may be divided into the following categories based on a vessel’s carrying capacity:

•

Capesize vessels have carrying capacities of more than 130,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes and, to a much lesser extent, grains trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Mini cape vessels have dwt from 110,000 to 130,000 dwt.

•

Postpanamax vessels have dwt from 85,000 to 110,000 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. The vessel’s beams exceed the current Panama canal limitations.

•

Kamsarmax: are approximately 79,000 to 83,000 dwt Panamax vessels with increased length overall (the length of a vessel, referred to herein as “LOA”) of 229 meters (“m”) and are named for Port Kamsar in Equatorial Guinea.

•

Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•

Handymax vessels have a carrying capacity of between 40,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•

Handysize vessels have a carrying capacity of up to 40,000 dwt. These vessels carry minor bulk cargoes as well as lower quantity shipments of major bulk cargoes. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

After two years of significant strength and the all-time high of the Baltic Dry Index (“BDI”) on May 20, 2008 the dry bulk market fell over 90% from May 20, 2008 through December 16, 2008 and almost 75% during the fourth quarter of 2008 through December 16, 2008, reaching a low of 663, or 94% below the May 20, 2008 high point. After this collapse, which mainly resulted from the financial crisis, the BDI recovered during 2009, at a rate higher than 500%, to close the year at 3,401 points. From January 2009 through December 2009, the BDI reached a high of 4,661, or 700% above the December 2008 low point, in November 2009.

The recuperated charter market in 2009 was a good setting for a fundamentally more stable 2010, although significant orderbook influx put pressure on overall fleet utilization which led the market into a new decrease in the period after 2011. The excess orderbook which developed during the huge market growth of 2007-2008 changed substantially all the market dynamics when the delivery of these vessels touched the market. As a consequence of the fleet growth, the BDI experienced a severe pressure and its average for the period between January 2012 to December 2014 stood at 1077 points, which is more than 50% lower compared with the average of the period between January 2009 and December 2011.

Panamax rates, which averaged $75,248 per day in June 2008 fell to approximately $4,100 per day in December 2008, surging thereafter to an average $25,040 for the year 2010, averaged $14,000 per day in 2011, approximately 44% lower than the previous year.

The Panamax rates for the period from 2012 to the end of 2014 are averaged at approximately $8,300 per day only while the same period is characterized by high volatility with the rates ranging from their lowest of about $3,300 per day to their highest of about $16,000 per day. Recently, during the first quarter of 2015, the panamax rates are averaged at approximately $4,800 per day. Handysize rates have also followed a similar path, though at more viable (in regards with their capital and operating expenses) and less volatile levels. The Handysize rates were averaged at approximately $7,800 for the period from 2012 to the end of 2014 ranging between approximately $5,300 (lowest rate) and $11,700 (highest rate) while they have further decreased down to approximately $5,200 on average of first quarter of 2015.

The decline of the dry bulk market has primarily been attributable to vessel oversupply gradually taking its toll on the market. The increased demand for dry bulk commodities has been unable to fully absorb the approximately 215 million of new deadweight tonnage that has entered the market since January 2011 through the end of 2014, despite almost record high scrapping levels of approximately 96 million deadweight tonnage and a high delivery slippage. A positive sign in the Supply/ Demand equation stands on the lower growth in the global dry bulk fleet (in deadweight tonnages) which in 2013 and 2014 was about 5.90% and 4.4% accordingly much lower than the fleet growth during the period from 2009 to 2012 which appeared to be higher that 10%.

While the growth rate of supply is substantially decreasing, we expect the current overcapacity in the shipping market to continue to exert considerable pressure on charter rates, negating any upward trends possibly arising from any favorable price and volume developments in the underlying markets. Furthermore, the lower expected growth of the Chinese economy, which is the major iron ore and coal importer, is likely to affect the growth of the global trade. There can be no assurance as to how long charter rates will remain at low levels or whether they will improve or deteriorate and, if so, when and to what degree.

As a result of the depressed market conditions and the poor prospects as well as an overwhelming order book during 2010 to 2014, vessel values have remained under severe pressure. Indicatively, as of December 2014, the value of a five-year old Panamax vessels with 76,000 deadweight ton carrying capacity has reportedly decreased by about 20% compared to the same value in December 2013 while it further decreased during the first quarter 2015 reaching maybe their lowest point since 2002. Five-year old modern Capesize vessels of 180,000 deadweight ton carrying capacity were valued about 11% less compared to December 2013 while their price has further decreased down to $34 million during the first quarter 2015 which is estimated about 23% lower than the relevant prices in December 2013. On the other hand, the historical low prices are creating new investment opportunities which subsequently might result in increased demand for second hand or newbuilding vessels followed by an improvement in the vessels’ values.

COAL BUSINESS

Currently, our coal business operations are minimal and solely limited to coal processing and blending services. However, even any limited operations are capital intensive due to construction of new infrastructure and maintenance of any existing operations. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future.

Business Strategy

Our primary business strategy with respect to our limited coal business is to create sustainable, capital-efficient growth in available cash by:

•	expanding our operations by adding and developing mines and coal reserves in existing, adjacent or neighboring properties;

•	extending the lives of our future mining operations through acquisition and development of coal reserves;

•	continuing to make productivity improvements;

•	strengthening our position with existing and future customers by offering a broad range of coal qualities, transportation alternatives and customized services; and

•	developing strategic relationships to take advantage of opportunities within the coal industry.

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

The Coal Industry

Background

Coal is one of the most abundant and important energy sources in the world, providing approximately 30% of the world’s primary energy needs according to the World Coal Association (“WCA”). Per the WCA, the most significant uses for coal are electricity generation, steel production, cement manufacturing and as a liquid fuel. Coal is traded globally and can be transported to demand centers by ship, rail, barge or truck. World coal production reached a record level of 7.8 billion tonnes in 2013 according to The International Energy Agency (IEA) and the WCA. Total hard coal production totaled 7.0 billion tonnes in 2013, while global production of brown coal totaled 840 billion tonnes. Also according to the EIA, the United States is one of the world’s largest producers of coal and has approximately 26% of global coal reserves, representing about 258 years of supply based on current usage rates. According to the U.S. Department of Energy, the energy content of the United States’ demonstrated recoverable coal reserves exceeds the world’s proven oil reserves. Further, according to IEA estimates, China remained the largest producer of coal in the world, producing over 3.5 billion tonnes in 2013. The United States and India follow China with hard coal production of over 900 billion tonnes and 600 million tonnes, respectively, in 2013.

Cross-border coal trade of hard coal was close to 1.3 billion tonnes in 2013 according to IEA. China remained the largest importer of globally traded coal in 2013, taking over 327 million tonnes of hard coal. Japan imported more than 195 million tonnes in 2013, followed by India with nearly 180 million tonnes. OECD Europe imported 253 million tonnes in 2013.

Among the nations principally supplying coal to the global power and steel markets are Australia, historically the world’s largest coal exporter, as well as Indonesia, Russia, the United States, Columbia and South Africa. Australia has significant reserves, however growing environmental constraints, higher labor and capital costs, and the development of reserves farther from export facilities are increasing development and production costs. Indonesia continues to exhibit substantial growth in its coal exports; however its growing domestic energy demand, together with regulatory requirements, may result in a decrease in exports as it moves toward greater self-sufficiency. Increasing calls to bolster domestic power supply, together with pressure to improve wages for miners, may also limit South African exports in the future.

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

Global Coal Supply and Demand

The supply and demand fundamentals in global coal markets remained challenged in 2014. Europe’s ongoing sovereign debt problems continue to strain the global economy. Within Europe, this economic uncertainty resulted in only modest changes in demand for imported finished goods, which led to reduced steel consumption and therefore lower demand for metallurgical coal. In addition, inflation control measures enacted by China, which restricted lending and investment, combined with strong hydro-electric generation and slower growth in the developed world reduced Chinese exports, which in turn had an impact on thermal and metallurgical coal demand in China.

Despite the cyclical challenges, there were some positive trends. Coal is expected to remain the dominant fuel for electric power generation worldwide. According to the IEA, coal is projected to fuel over 33% of the world's electric power through 2040. Most of the growth in coal consumption is expected to occur in Asia, with China and India as the largest consumers going forward. Demand for thermal coal imports in Europe grew as coal-powered generation realized substantial cost advantages to natural gas. That, combined with pressure to reduce subsidized domestic coal production in Europe, could indicate a growing demand for imported coal in Europe. It is expected that Asia will be the center for most of the global demand growth for metallurgical coal, while China, India, Japan and South Korea are all expected to increase steel production during the next five years.

U.S. Coal Consumption

In the United States, coal is used primarily by power plants to generate electricity, by steel companies to produce coke for use in blast furnaces and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing or processing facilities. Although final data is not yet available, coal consumption in the United States is estimated to be approximately 920 million tons in 2014, according to the Energy Information Administration’s (EIA) Short Term Energy Outlook. Coal consumption decreased in 2014 by 0.7%, or around 5 million tons as compared to 2013, after an increase of 3.5% presented in 2013 compared to the prior year. In 2014, imports accounted for a relatively small percentage of total U.S coal consumption. Approximately 1.2% of total U.S. coal consumption in 2014 was imported.

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

Coal is mined from coal fields throughout the United States, with the major production centers located in the western United States, the Appalachian region and the Interior. According to the EIA and Mine Safety and Health Administration (“MSHA”), U.S. coal production increased an estimated 12 million tons in 2014, to 997 billion tons.

The EIA subdivides United States coal production into three major areas: Western, Appalachia and Interior. The Western area includes the Powder River Basin and the Western Bituminous region. According to the EIA, coal produced in the western United States increased from an estimated 530 million tons in 2013 to 539 million tons in 2014. The Powder River Basin is located in northeastern Wyoming and southeastern Montana and is the largest producing region in the United States. Coal from this region is sub-bituminous coal with low sulfur content ranging from 0.2% to 0.9% and heating values ranging from 8,000 to 9,500 Btu. The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal exists in greater abundance and is easier to mine and, thus, has a lower cost of production. The Western Bituminous region includes Colorado, Utah and southern Wyoming. Coal from this region typically has low sulfur content ranging from 0.4% to 0.8% and heating values ranging from 10,000 to 12,200 Btu.

The Appalachia region is further dividend into north, central and southern regions. According to the EIA, coal produced in the Appalachian region remained constant to approximately 270 million tons in 2013 and 2014, primarily as a result of natural gas displacement but also because of the depletion of economically attractive reserves, permitting issues, and increasing costs of production. Central Appalachia includes eastern Kentucky, Tennessee, Virginia and southern West Virginia. Coal mined from this region generally has a high heat value ranging from 11,400 to 13,200 Btu and a low sulfur content ranging from 0.2% to 2.0%. Northern Appalachia includes Maryland, Ohio, Pennsylvania and northern West Virginia. Coal from this region generally has a high heat value ranging from 10,300 to 13,500 Btu and a high sulfur content ranging from 0.8% to 4.0%. Southern Appalachia primarily covers Alabama and generally has a heat content ranging from 11,300 to 12,300 Btu and a sulfur content ranging from 0.7% to 3.0%.

The Interior region includes the Illinois Basin, Gulf Lignite production in Texas and Louisiana, and a small producing area in Kansas, Oklahoma, Missouri and Arkansas. The Illinois Basin is the largest producing region in the Interior and consists of Illinois, Indiana and western Kentucky. According to the EIA, coal produced in the Interior region increased from 183 million tons in 2013 to approximately 187 million tons in 2014. Coal from the Illinois Basin generally has a heat value ranging from 10,100 to 12,600 Btu and has a high sulfur content ranging from 1.0% to 4.3%. Despite its high sulfur content, coal from the Illinois Basin can generally be used by electric power generation facilities that have installed pollution control devices, such as scrubbers, to reduce emissions.

U.S. Coal Exports and Imports

Coal exports declined approximately 20 million tons to 98 million tons in 2014, a record for the United States. A significant factor for this decline was the growing global coal supply along with slowing demand growth resulting in partial displacement of the volume originating in the United States. According to the IEA, this trend is not expected to continue as demand for United States coal grows in the seaborne market. Interest in access to the coal markets overseas by producers in the United States, along with increased international consumer interest in United States coal, has fueled considerable growth in developing new port capacity in the United States.

Historically, coal imported outside of the United States has represented a relatively small share of total coal consumption in the United States, and this remained the case in 2014. Imports reached close to 36 million tons in 2007, but have fallen since then. According to the EIA, coal imports declined to 11.3 million tons in 2014. The decline is mostly attributable to more competitive pricing for United States coal and stronger demand from international markets for seaborne coal. The majority of the coal imported into the United States originates from Columbia.

Coal Pricing Trends, Uncertainties and Outlook

Near-term, the global economic slowdown has lowered demand for thermal coal which has resulted in a general decline in coal prices.  Looking forward, several factors are exerting challenging pressure on thermal coal prices, including the pace of economic growth, possible lower demand for coal to generate electricity, the price of lower natural gas prices, ongoing regulatory pressures on the U.S. coal fired utility fleet and concerns about the effects of recent and proposed U.S. Environmental Protection Agency (EPA) rules such at the Cross-State Air Pollution Rule and the Mercury and Air Toxics Standards rule.

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

Surface Mining

The majority of the coal we intend to produce will come from surface mining operations. Surface mining involves removing the topsoil then drilling and blasting the overburden (earth and rock covering the coal) with explosives. We will then remove the overburden with heavy earth-moving equipment, such as draglines, power shovels, excavators and loaders. Once exposed, we will drill, fracture and systematically remove the coal using haul trucks or conveyors to transport the coal to our preparation plant or to a loadout facility. We will reclaim disturbed areas as part of our normal mining activities. After final coal removal, we will use draglines, power shovels, excavators or loaders to backfill the remaining pits with the overburden removed at the beginning of the process. Once we have replaced the overburden and topsoil, we would reestablish vegetation and plant life into the natural habitat and make other improvements that have local community and environmental benefits.

Coal Preparation and Blending

Typically, no additional preparation is required for a saleable product. Coal extracted from some of the mining operations contains impurities, such as rock, shale and clay in a wide range of particle sizes. The majority of our intended mining operations in the Appalachia region will use a coal preparation plant located near the mine or connected to the mine by a conveyor, or our coal preparation plant. These coal preparation plants will allow us to treat the coal we will extract from those mines to ensure a consistent quality and to enhance its suitability for particular end-users. In addition, depending on coal quality and customer requirements, we may blend coal mined from different locations, including coal produced by third parties, in order to achieve a more suitable product.

The treatments we employ at our preparation plant depend on the size of the raw coal and any impurities contained in the raw coal. For coarse material, the separation process relies on the difference in the density between coal and waste rock where, for the very fine fractions, the separation process relies on the difference in surface chemical properties between coal and the waste minerals. To remove impurities, we first crush the raw coal and classify it into various sizes. For the largest size fractions, we use dense media vessel separation techniques in which we float coal in a tank containing a liquid of a pre-determined specific gravity. Since coal is lighter than its impurities, it floats, and we separate it from rock and shale. We treat intermediate sized particles with dense medium cyclones, in which a liquid is spun at high speeds to separate coal from rock. Fine coal is treated in spirals, in which the differences in density between coal and rock allow them, when suspended in water, to be separated. Ultra fine coal is recovered in column flotation cells utilizing the differences in surface chemistry between coal and rock. By injecting stable air bubbles through a suspension of ultra fine coal and rock, the coal particles adhere to the bubbles and rise to the surface of the column where they are removed. To minimize the moisture content in coal, we process most coal sizes through centrifuges. A centrifuge spins coal very quickly, causing water accompanying the coal to separate.

Viking Acquisition Group

In September 2013, we acquired all of the issued and outstanding membership interests of Viking Acquisition Group, LLC, a Kentucky limited liability company (“VAG”), pursuant to a unit purchase agreement. In connection with the acquisition of VAG, we acquired certain mining permits at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky.

Pursuant to the terms of the unit purchase agreement, we agreed to pay $15.0 million for the membership interests of VAG. The purchase price was to be paid by the issuance of a senior secured promissory note in an aggregate principal amount of $15.0 million. At closing, we paid (i) $0.125 million of principal on the senior secured promissory note in cash and (ii) $5.875 million of principal on the note through the issuance of common shares. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $9.0 million, which amount was to be paid quarterly commencing on September 30, 2013, with each quarterly payment to be a principal amount of $1.5 million plus accrued but unpaid interest thereon.

The senior secured promissory note bore interest at a rate of 8.0% per annum. The senior secured promissory note was secured by a pledge of all of the issued and outstanding membership interests of VAG under a Pledge Agreement (the “Pledge Agreement”).

With effective December 31, 2014, an amendment to the VAG unit purchase agreement was executed with the seller which reduced the purchase price for the VAG membership interest to $3.3 million. The amendment resulted from the inability of the seller to extend the minerals lease that covered a significant portion of the subject minerals, which was one of the post-closing conditions of the acquisition, and due to a downturn in market conditions. As a result of the amendment, we were released from net liabilities (net of working assets assumed on the acquisition date) of $8.4 million, which includes the remaining amount due under the original promissory note of $4.5 million and the related share proceed guarantee and accrued interest. We received a receivable from the seller for the remaining difference between the original purchase price of $15.0 million and the revised purchase price of $3.3 million. We impaired the remaining difference between the total amount capitalized, net of release from liabilities and receivables received, and the discounted cash flows attributable to minerals leases that remained after the amendment, resulting in an impairment charge of $4.3 million recorded as of December 31, 2014. In connection with the receipt of the receivable from the seller, the Company recorded a $6.5 million allowance for doubtful accounts in Selling, general and administrative expenses. We have now settled the remaining balance of the $15 million Note and we have been released and discharged from any liabilities whatsoever under the $15.0 million Note. The Pledge Agreement was cancelled and consequently the membership interests of VAG were released to us.

Viking Prep Plant

In December 2013, we acquired all of the issued and outstanding membership interests of Viking Prep Plant, LLC, a Kentucky limited liability company (“Viking Prep Plant”), pursuant to the terms of a unit purchase agreement. Viking Prep Plant’s primary asset is a coal preparation plant facility located in Pike County, Kentucky.

Pursuant to the terms of the unit purchase agreement, we paid $30.0 million for the membership interests of Viking Prep Plant. The purchase price shall be paid by (i) a previously issued promissory note in an aggregate principal amount of $6.0 million and (ii) the issuance of a senior secured convertible note in an aggregate principal amount of $24.0 million (the “VPP note”). At closing, $10.0 million of the senior secured convertible note, was immediately converted into common stock. Accordingly, immediately following closing, the remaining balance on the senior secured convertible note was $14.0 million.

The senior secured convertible note bears interest at a rate of 3.9% per annum. The senior secured convertible note also includes a true up clause or share proceed guarantees if the shares of common stock upon conversion of $24.0 million of the senior secured convertible note have a market value of less than $24.0 million as of the one year anniversary of the closing date or such earlier date as the shares are liquidated, then we shall pay, at our option, in cash or, shares of common stock, or a combination thereof, an amount equal to the difference between the market value and $24.0 million. The maturity date of the VPP Note has been deferred to August 31, 2015, pursuant to an amendment to the unit purchase agreement.

The senior secured convertible note is secured by a pledge of all of the issued and outstanding membership interests of Viking Prep Plant under a Pledge Agreement (the “VPP Pledge Agreement”). As of December 31, 2014, the remaining balance on the outstanding senior secured convertible note for the acquisition of Viking Prep Plant was $8.4 million. As of May 12, 2015, the balance was $8.4 million. The previously issued promissory note of $6.0 million was paid pursuant to the December Settlement Agreement.

The acquisition of the coal preparation plant facility (the “coal preparation plant”), by Coal Essence Prep Plant LLC (“CEPP”), included other assets associated with the operation of the coal preparation plant, including material handling facilities, a railroad loadout facility and other equipment located at the coal preparation plant. The coal preparation plant is operational and can wash, crush, blend, size, store and deliver coal. In addition, the transport system at the coal preparation plant allows for the expansion of its loading capacity in multiple ways, which provides a significant competitive advantage in the transportation services.

Five Mile Mine

We previously entered into an agreement to acquire certain mine-related assets (including mineral rights, surface rights, mining permits) and the title of land ownership of the Five Mile Mine including the Andy Terminal Railroad (the “Assets”) in Breathitt County, Kentucky, USA. The payment of the $11 million purchase price was paid during 2013 and 2014 through December Settlement Agreement. As of the date of this annual report, although the purchase price for the Five Mile Assets has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets. We are currently analyzing our next steps towards the completion of the acquisition of Five Mile Assets.

The Five Mile Mine includes approximately 3,400 acres of land in Breathitt County, Kentucky, and includes a CSX rail load facility that is known as the Andy Terminal Railroad. The CSX rail load is located only a half a mile from the Five Mile Mine and has a loading capacity of 1,800 tons per hour. According to a reserve report from Summit Engineering Inc., dated May 31, 2013, the Five Mile Mine contains approximately 8 million tons of proven and probable coal reserves.

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

Customers

Our coal processing agreements are primarily with distributors and industrial facilities. Most of our services are rendered under long-term coal processing agreements (those with initial terms one year often include price reopener and/or extension provisions). A smaller portion of our coal services are made under contracts with terms of less than one year. The Company will continue to target contracts within and outside the United States in the future.

Competition

The coal industry is intensely competitive. The most important factors on which we intend to compete are coal quality and characteristics, delivered costs to the customer and reliability of supply. Our principal competitors include Alpha Natural Resources, Inc. and Apex Coal Sales Inc.

Additionally, coal competes with other fuels, such as natural gas, nuclear energy, hydropower, wind, solar and petroleum, for steam and electrical power generation. Costs and other factors relating to these alternative fuels, such as safety and environmental considerations, affect the overall demand for coal as a fuel.

Transportation

Our coal will be transported, if and when the mining operations start, to our customers by rail, truck, barge and vessels. The availability and cost of transportation constitute important factors in the marketability of coal. We believe the mines we intend to operate are located in favorable geographic locations that minimize transportation costs for our future customers, and in many cases we would be able to accommodate multiple transportation options. We expect that our customers will pay the transportation costs from the mining complex to the destination, which is the standard practice in the industry. The practices of, and rates set by, the transportation company serving a particular mine or customer may affect, either adversely or favorably, our marketing efforts with respect to coal produced from the relevant mine.

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

Environmental and Other Regulatory Matters

The U.S coal mining industry is subject to extensive regulation by federal, state and local authorities on matters such as:

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

We will endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, due in part to the extensive, comprehensive and changing regulatory requirements, violations during mining operations may occur from time to time. We cannot assure that we will be at all times in complete compliance with such laws and regulations. While it is not possible to accurately quantify the expenditures we may incur to maintain compliance with all applicable federal and state laws, those costs are expected to be significant. Federal and state mining laws and regulations will require us to obtain surety bonds to guarantee performance or payment of certain long-term obligations, including mine closure and reclamation costs, federal and state workers’ compensation benefits, coal leases and other miscellaneous obligations. Compliance with these laws has substantially increased the cost of coal mining for U.S. coal producers.

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

In 1999, a federal court in West Virginia ruled that the stream buffer zone rule issued under SMCRA prohibited most excess spoil fills. While the decision was later reversed on jurisdictional grounds, the extent to which the rule applied to fills was left unaddressed. On December 12, 2008, OSM finalized a rulemaking regarding the interpretation of the stream buffer zone provisions of SMCRA which confirmed that excess spoil from mining and refuse from coal preparation could be placed in permitted areas of a mine site that constitute waters of the United States. In February 2014, the U.S. District Court for the District of Columbia struck down the 2008 stream buffer zone rule because OSM failed to consult with the U.S. Fish and Wildlife Service before issuing the new standards. On December 22, 2014, OSM published the final revisions to the stream buffer zone rule in the Federal Register. The revisions reinstate the previous version of the rule, but do not announce a new interpretation of the rule regarding the ability to construct excess spoil fills. We are unable to predict the impact, if any, of these actions by the OSM, although the actions potentially could result in additional delays and costs associated with obtaining permits, prohibitions or restrictions relating to mining activities near streams, and additional enforcement actions.

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

After the permit application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over a year to prepare, depending on the size and complexity of the mine, and anywhere from six months to two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities’ discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company’s permit.

Surety Bonds

The regulation of active mines under the federal and/or state laws, including SMCRA, are required to assure, usually through the use of surety bonds, payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Although surety bonds are usually non-cancelable during their term, many of these bonds are renewable on an annual basis. The bond is not released until the mining site has been fully reclaimed and the government has found that the reclamation was successful.

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

 In May 2014, MSHA published a final rule to reduce the permissible concentration of respirable dust in underground coal mines from the prior standard of 2 milligrams per cubic meter of air to 1.5 milligrams per cubic meter, mandate the use of continuous personal dust monitors in specified circumstances, address extended work shifts, redefine normal production shifts, require additional medical surveillance examinations for miners, provide for the use of a single, full-shift sample to determine compliance, and make various other changes to the prior respirable dust standard. The final rule is being phased in over a two year period. The first phase of the final rule went into effect in August 2014 and the next phase becomes effective in February 2016.

In January 2015, MSHA published a final rule to require certain underground mining equipment to be equipped with proximity detection systems that will shut the equipment down to avoid injuries if a person is too close to the equipment. The final rule becomes effective in March 2015 and will be phased in over 8 to 36 months. MSHA also is in the process of developing a proposed rule to require sectional mining equipment with proximity detection.

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

The Patient Protection and Affordable Care Act of 2010 (the “Act”) includes a black-lung provision that creates a rebuttable presumption that a miner with at least 15 years of service, with totally disabling pulmonary or respiratory lung impairment and negative radiographic chest x-ray evidence is disabled due to pneumoconiosis and is eligible for black lung benefits. The Act also makes it easier for widows of miners to become eligible for benefits. This legislation could significantly impact future payments for black lung benefits. Legislation was introduced in September 2013 that would eliminate exceptions to the applicability of certain provisions related to the rebuttable presumptions and the prohibition against requiring eligible survivors of a minter to be determined as eligible for black lung benefits to file a new claim or refile or revalidate the miner’s claim. The PPACA has both short-term and long-term implications on healthcare benefit plan standards. Implementation of this legislation is planned to occur in phases, with multiple changes already having taken effect, and with additional changes extending over the next several years through 2018 and beyond.

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

•  Particulate Matter. The Clean Air Act requires the Environmental Protection Agency (“EPA”) to set national ambient air quality standards (“NAAQS”), for certain pollutants associated with the combustion of coal, including sulfur dioxide, particulate matter, nitrogen oxides and ozone. Areas that are not in compliance with these standards, referred to as non-attainment areas, must take steps to reduce emissions levels. On March 18, 2013, the revised NAAQS for fine particulate matter, PM2.5, became effective and reduced the amount of particulate matter that can be emitted by a wide variety of sources including power plants and industrial facilities. Once the EPA finalizes those designations, individual states must identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the Clean Air Act, individual states have up to 12 years from the date of designation to secure emissions reductions from sources contributing to the problem. Future regulation and enforcement of the new PM2.5 standard will affect many power plants, especially coal-fueled power plants, and all plants in non-attainment areas

•  Ozone. On November 25, 2014, the EPA released a proposed rule that would revise the existing NAAQS for ozone. EPA must finalize this new standard by October 1, 2015. The proposed NAAQS revisions would significantly reduce both the primary and secondary ozone standards from their current level of 75 ppb as an 8-hour average to a level between 65 and 70 ppb. The EPA will also accept public comment on retaining the current standard of 75 ppb or lowering the standard to 60 ppb. Significant additional emission control expenditures will likely be required at certain coal-fueled power plants to meet the new NAAQS. Nitrogen oxides, which are a byproduct of coal combustion, are classified as an ozone precursor. As a result, emissions control requirements for new and expanded coal-fueled power plants and industrial boilers will continue to become more demanding in the years ahead.

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

•  Clean Air Interstate Rule. The EPA finalized the Clean Air Interstate Rule (“CAIR”) in March 2005. CAIR called for power plants in 28 Eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide pursuant to a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clean Skies Initiative. In December 2008, the U.S. Court of Appeals for the District of Columbia Circuit (“D.C. Circuit Court”) vacated CAIR, and remanded the rule to the EPA. On July 6, 2011, the EPA revised the rule as the Cross State Air Pollution Rule (“CSAPR”), but that rule was also challenged and on August 21, 2012, the D.C. Circuit Court vacated CSAPR. In its decision, the D.C. Circuit Court ordered the EPA to continue to administer CAIR, but to proceed expeditiously to promulgate a replacement rule. In April 2014, the U.S. Supreme Court upheld CSAPR, and in October 2014 the U.S. Court of Appeals for the District of Columbia Circuit granted the EPA’s request to lift its stay of CSAPR and toll the compliance deadline by three years. In November 2014, the EPA issued a ministerial rule calling for implementation of the first phase of CSAPR to begin in 2015. Further court proceedings, however, are scheduled for 2015, and may impact the EPA’s timetable. Implementation of CSAPR may ultimately require many coal-fired sources to install additional pollution control equipment for NOx and SO2.

•  Mercury. On March 28, 2013, the EPA issued the final Mercury and Air Toxics Standards (“MATS”) rule, which sets technology-based emission limitation standards for mercury and other toxic air pollutants from coal and oil fired electric generating units with a capacity of 25 megawatts (“MW”) or more. EPA had originally published the MATS rule in February 2012 but had agreed to reconsider provisions in August 2012. Legal challenges to MATS rule have been filed, with the U.S. Court of Appeals for the District of Columbia hearing cases challenging MATS in December 2013. In 2013 and 2014, EPA issued final and proposed revisions to the MATS, including final revisions to its provision governing startup and shutdown of generating units. The MATS is subject to a pending court challenge in the U.S. Supreme Court, with oral arguments scheduled for March 2015. The MATS may ultimately require many coal-fired sources to install additional pollution control equipment or to close.

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

The EPA also is implementing plans to regulate GHG emissions. In October 2009, the EPA published its final Mandatory Greenhouse Gas Reporting Rule, which requires power plants and other large sources of GHGs to file reports disclosing GHG emissions. In November 2011, the EPA delayed to April 1, 2013 the reporting deadline for underground coal mines and certain other source categories to file their first annual reports disclosing GHG emissions. On June 2, 2014, the EPA proposed a sweeping rule to cut carbon emissions from existing electric generating units, including coal-fired power plants. The proposed rule (79 FR 34829), known as the "Clean Power Plan," would require existing power plants to reduce their carbon dioxide emissions 30% from 2005 levels by the year 2030. The proposed 30% reduction rate represents a nationwide target; there are then state-by-state mandatory targets and interim benchmarks to achieve, based on several state-specific criteria. The EPA gave each state its own emission reduction target and interim benchmark to achieve based on its emissions levels from 2012. The EPA retains the authority to take over a state's program if the state fails to achieve its targets. The EPA received public comments on the proposed rule through December 1, 2014, and plans to finalize the proposed rule by summer 2015. The Clean Power Plan has been the subject of many lawsuits, challenging, among other things, the EPA's power to promulgate the rule. If the Clean Power Plan is passed as proposed, and withstands legal challenges, it is projected to have an adverse impact on the demand for coal nationally. Some studies estimate that the Clean Power Plan will reduce coal generation in the U.S. by 25%.

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

In addition, over thirty states have currently adopted “renewable energy standards” or “renewable portfolio standards,” which encourage or require electric utilities to obtain a certain percentage of their electric generation portfolio from renewable resources by a certain date. These standards range generally from 10% to 30%, over time periods that generally extend from the present until between 2020 and 2030. Other states may adopt similar requirements, and federal legislation is a possibility in this area. To the extent these requirements affect our future customers; they may reduce the demand for coal-fired power, and may affect long-term demand for its coal.

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

•  Dredge and Fill Permits. Permits under Section 404 of the Clean Water Act are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills or other mining activities. The U.S. Army Corps of Engineers (“COE”) only has jurisdiction over the “navigable waters” defined as “waters of the United States, a term that has been highly litigated and analyzed by COE and EPA. Outside navigable waters there is arguably no need to get a 404 permit. The United States Supreme Court ruled in 2006 that upper reaches of streams which are intermittent or do not flow might not be navigable waters requiring 404 permits. The case did not involve disposal of mining refuse, but has implications for the mining industry. Subsequently, COE and EPA issued several guidance documents to interpret the jurisdictional limits of waters of the United States. In late March 2014, COE and EPA issued a proposed rule to define “waters of the United States” to include tributaries to traditional navigable waters and wetlands and waters adjacent to such tributaries and navigable waters. The proposed rule also allows a case-by-case analysis regarding “other waters” if the waters, alone or in combination with other similarly situated waters located within the same region, including wetlands, have a “significant nexus” to a traditional navigable water, interstate water or territorial sea. The EPA projects that a final rule will be issued in 2015. If finalized, this proposed rule could result in additional restrictions and costs associated with obtaining and complying with Section 404 permits. Significant public comment and litigation over the rule is likely to result.

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

EPA published guidance in a July 21, 2011 Final Memorandum entitled “Improving EPA Review of Appalachian Surface Coal Mining Operations Under the Clean Water Act, National Environmental Policy Act, and the Environmental Justice Executive Order” (“EPA Mining Guidance”). The EPA Mining Guidance establishes threshold conductivity levels to be used as a basis for evaluating compliance with narrative water quality standards. Conductivity is a measure that reflects levels of various salts present in water. The EPA Administrator stated that these water quality standards may be difficult for most mining operations to meet. The Mining Guidance was challenged in court by the National Mining Association and by several states. On October 6, 2011, a federal court vacated the Enhanced Coordination Procedure regarding COE and EPA authority to review pending surface coal mining permits in Appalachia. Likewise, the EPA Mining Guidance was vacated on July 31, 2012 by a federal district court, which ruled the EPA Mining Guidance exceeded EPA authority under the CWA and SMCRA. In July 2014, the U.S. Court of Appeals for the District of Columbia Circuit reversed lower court decisions and affirmed the EPA's authority to adopt the ECP and Detailed Guidance. Implementation of the Enhanced Surface Coal Mining Pending Permit Coordination Procedures and Detailed Guidance has the potential to delay the issuance of permits for our coal mines, or to change the conditions or restrictions imposed in those permits.

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

In December 2014, the EPA issued its final regulations governing disposal of coal ash in landfills and impoundments. The final rule affirmed the historic treatment of coal ash as non-hazardous solid waste but establishes new requirements governing structural integrity, groundwater protection, operating criteria, recordkeeping and reporting, and closure for such landfills and impoundments. The EPA affirms in the preamble to the final rule that it “does not apply to coal combustion residues (“CCR”) placed in active or abandoned underground or surface mines” and rather that “the U.S. Department of Interior (DOI) and EPA will address the management of CCR in mine fills in a separate regulatory action(s).” The final rule, however, may increase compliance obligations and associated costs for coal-fired electricity generators and therefore further impact their use of coal.

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

Glossary of selected coal terms

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

Tons: A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is equal to 2,240 pounds; a “metric” tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document. The metric tonne is used in respect of market data of coal industry.

C. Organizational Structure

The list below consists of the entities that are included in the organizational structure of NewLead. We also have an investment in a joint venture arrangement and we, with J Mining & Energy Group, established a new entity for the purchase and trading of coal. In connection with these new business arrangements, NewLead owns a 52% interest in NewLead Mojave Holdings LLC, which owns an 100% interest in NewLead Holdings (US) Corp., which in turn owns a 50% interest in New Lead JMEG LLC. See “Item 5.-Operating and Financial Review and Prospects-Recent Developments”.

Entity Name	Country or State of incorporation or formation
Compass Overseas Ltd.	Bermuda
Compassion Overseas Ltd.	Bermuda
Australia Holdings Ltd.	Liberia
Brazil Holdings Ltd.	Liberia
Newlead Victoria Ltd.	Liberia
Grand Venetico Inc.	Marshall Islands
Grand Oceanos Inc.	Liberia
Challenger Enterprises Ltd.	Liberia
Crusader Enterprises Ltd.	Liberia
Newlead Shipping S.A.	Panama
Newlead Bulkers S.A.	Liberia
AMT Management Ltd.	Marshall Islands
NewLead Holdings (US) Corp.	Delaware
Grand Esmeralda Inc.	Liberia
Grand Markela Inc.	Liberia
Grand Victoria Pte Ltd.	Singapore
Newlead Bulker Holdings Inc.	Marshall Islands
Trans Continent Navigation Ltd.	Malta
Trans State Navigation Ltd.	Malta
New Lead JMEG LLC	Delaware
Newleadjmeg Inc.	Marshall Islands
NewLead Mojave Holdings LLC	Delaware
Ocean Hope Shipping Limited	Malta
Mines Investments Corp.	Marshall Islands
Mine Investments LLC	Delaware
Five Mile Investment LLC	Delaware
Elk Valley Investment LLC	Delaware
Viking Acquisition Group LLC	Kentucky
Coal Essence Mine LLC	Kentucky
Coal Essence Prep Plant LLC	Kentucky
Viking Prep Plant LLC	Kentucky
Newlead Tanker Acquisitions Inc.	Marshall Islands
Newlead Soltero Inc	Marshall Islands
Newlead Semillero Inc	Marshall Islands
Newlead Granadino Inc.	Marshall Islands
Newlead Hojuedo Inc.	Marshall Islands
Newlead Silletero Inc.	Marshall Islands
Nepheli Marine Company	Liberia
Kastro Compania Naviera S.A.	Liberia
Aeolus Compania Naviera S.A	Liberia
Newlead Venetico Ltd	Marshall Islands; FME Liberia
Newlead Albion S.A.	Marshall Islands; FME Liberia
Newlead Castellano Ltd	Liberia

D. Properties, Plants and Equipment

Currently, our coal business operations are limited to coal processing and blending services. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future. Our current limited coal operations include a coal preparation plant located in Pike County, Kentucky, USA which was acquired in December 2013. In 2012 we entered into an agreement to acquire certain mine-related assets (including mineral rights, surface rights and mining permits) and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA. The payment of the $11 million purchase price was paid during 2013 and 2014 through December Settlement Agreement between NewLead Holdings Ltd. and Hanover. As of the date of this annual report, although the purchase price for the Five Mile Assets has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets. We are currently analyzing our next steps towards the completion of the acquisition of Five Mile Assets. For more information about our coal business, please see “Item 5.-Operating and Financial Review.

Viking Mine

Project Location, Access and Areas of Operation

In September 2013, we acquired certain mining permits at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky.

Lease of Surface and Mining Rights

There are several mineable coal seams on the property, which are subject of a lease agreement with the mineral rights holder. There can be no assurance that a lease agreement will be met in the future with the mineral rights owner.

Equipment, Infrastructure and Other Facilities

The Viking Mine has no equipment or facilities associated with the acquisition. Permits are held from the Kentucky Division of Mine and Enforcement and the Kentucky Division of Water. Additional licensing will be necessary from the Kentucky Office of Mine Safety and Licensing, and the US Mine Safety and Health Administration prior to the restart of active mining operations.

Previous Operations

This area was being mined by surface mining methods at the time of the acquisition, by a contract miner. The contract operator was operating on a month to month basis. After the acquisition of the Viking Mine, that arrangement was ended and the active mining ceased. It has not been activated since the acquisition date.

Property Condition, Exploration and Development

At this point the Viking Mine is inactive. There are, however, continuing obligations on the property which must be maintained in order to keep the permits and licenses in good standing with the regulatory authorities. The contemporaneous reclamation will be brought into compliance once mining is restarted on the property. Any other issues which need attention must be handled accordingly by contracting out the work to maintain compliance. There will be additional exploration necessary on the property in order to prove the reserves in each of the seams and comply with the requirements of a proper reserve estimate. Once the lease negotiations yield a suitable agreement, there shall be further development, on the reclamation mining plan.

Five Mile Mine

Project Location, Access and Areas of Operation

The Five Mile Mine, which currently we do not own, consists of a group of 42 surface and mineral leases located at Canoe Quadrangle, Breathitt County, Kentucky, approximately 2.1 miles NW of Copeland and 1.8 miles west of the North Fork of the Kentucky River off Kentucky highway 1110. The total acreage under lease is approximately 3,400 acres. Primary access to the property is at Howard’s Creek Road off highway Kentucky 1110 to the project’s main access at Howard’s Creek Road. Transportation of the coal to purchasers is available through a rail terminal approximately one mile from the property.

The Five Mile Mine already has permits related to the operation of the mine and the Andy Railroad Terminal Loadout.

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

Property Condition, Exploration and Development

Although the Five Mile Mine property is a greenfield property, access roads and haul roads are under construction, once constructed the mine on this property is expected to be an open-pit mine. Our mining plan for the property is consistent with industry practice and will entail contour mining as well as auger/highwall mining for lower seams. We intend to use contract miners who will be responsible for conducting water studies and geophysical surveys of potential aquifers and supplying water to the property. If we operate the mine, we will conduct the water studies and geophysical surveys of potential aquifers and supply water to the property. We will work with local power authorities and suppliers to provide power to the mines and associated facilities on the property. At this time it is not known what the estimated cost associated with these projects would be.

Rock Formations, Mineralization and Reserves

The Five Mile Mine encompasses at least nine seams. The mineable reserves we expect to mine are in the Hazard 7 through Hazard 11 as well as from Skyline 1 through Skyline 4 seams. It also includes the Francis 8 and Hindman 9 seams. These seams are included in the areas between Howards Creek and Middle Fork on the east and west sides of the property and Howards Creek to Lick Branch on the north and south sides of the property. Historically, these seams contain low to high quality bituminous steam coal which has been mined from the Pre-Civil War era until the present. Available geological mapping from the United States Geological Survey (U.S.G.S.) shows the site to be underlain by the Breathitt formation which consists of cyclic sequences of sandstone, shale, coals and fireclays.

Viking Prep Plant

Project Location, Access and Areas of Operation

In December 2013, we acquired a coal preparation plant located in Pike County, Kentucky.

We are currently working on developing coal supplies for the continued operation of the preparation plant. There are several nearby permitted locations that can be acquired in order to supply the plant with high quality raw coal for processing. We anticipate that there will be a sufficient supply of coal for the plant for the foreseeable future.

Leased Real Property

The majority of the plant facilities sit on surface property which is leased by the Company. There is a lease which was originally executed in 1977 and will continue until 2027. This lease must be maintained by paying an annual lease payment to the lessors. We also have a permit use agreement which is in effect since August, 2011.

Equipment, Infrastructure and Other Facilities

The acquisition of the coal preparation plant included other assets incident to the operation of the coal preparation plant, including material handling facilities, unit-train loadout, rail siding, refuse disposal and other equipment located at the coal preparation plant. The coal preparation plant is operational and can wash, blend, size, store and deliver coal. In addition, the coal preparation plant has a rail load attached to allow for the loading of the processed coal on its own rails and trucks as well as delivery directly to its destination. The rail load allows for reduced cost of coal transportation.

Previous Operations

Coal has been processed at this location since the late 1970 on a fairly continuous basis. There have been several owners of the facility over the years, and the supply of coal has changed substantially during this period, but the plant has remained operational throughout. Its capacity is approximately 120,000 clean tons per month at a reasonable rate of recovery. A more normal rate of production would be in the range of 80,000 to 100,000 tons per month.

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

The following is a discussion of NewLead Holdings Ltd., as of and for the years ended December 31, 2014, 2013 and 2012. All of these financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above, which are included elsewhere in this document.

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

Recent Developments

The Fleet

As of May 12, 2015, our fleet consists of five dry bulk vessels, three Handysize and two Panamax vessels and five oil tanker/asphalt carriers.

We continue to negotiate with Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) the“Piraeus Bank (CPB loan)”) to amend the terms of our loan agreement, whereby in order to amend and restate such agreement to enable us to regain compliance, with certain of its covenants and to be able to do so on an ongoing basis to allow and enable the Newlead Markela, one of the two dry bulk Panamax vessels, to remain in our fleet.

Coal Business

Currently, our coal business operations are limited to coal processing and blending services. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future. Our current limited coal operations include a coal preparation plant located in Pike County, Kentucky, USA which was acquired in December 2013. In 2012 we entered into an agreement to acquire certain mine-related assets (including mineral rights, surface rights and mining permits) and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA. The payment of the $11 million purchase price was paid during 2013 and 2014 through December Settlement Agreement between NewLead Holdings Ltd. and Hanover. As of the date of this annual report, although the purchase price for the Five Mile Assets has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets. We are currently analyzing our next steps towards the completion of the acquisition of Five Mile Assets.

As of December 31, 2014 and May 12, 2015 our coal business, consists of our coal preparation plant, which has entered into various coal processing agreements. However, there can be no assurance that we will be able to effectively manage those operations or expand those limited operations in the future.

Over The Counter Market

On July 17, 2014, the common shares of NewLead were halted from trading on NASDAQ Stock Market system. Consequently, as a result of the halt, which would have continued through a determination pursuant to a delisting hearing before a NASDAQ Listing Qualifications Panel, and discussions with the NASDAQ Staff about the likelihood of success at such hearing, we determined to voluntarily delist from NASDAQ and transfer to the Over-the-Counter (OTC) market. Trading of our common shares on NASDAQ was suspended at the open of business on July 22, 2014, following withdrawal of the request to go to a hearing, scheduled on July 2, 2014, by the Company. On September 22, 2014, our shares were officially delisted from the NASDAQ Stock Market according to the NASDAQ’s filing of relevant Form 25 with the SEC. In order to transfer to the OTC market, we were required to have a market maker file an application on Form 15c2-11 with FINRA in order to have our common shares trade on an OTC market other than the Grey Market on which our stock is currently quoted. As of May 12, 2015 we have previously engaged a market maker to file the necessary application with FINRA and expect to receive any feedback in due course.

Charter Agreements

On February 4, 2015, we signed a contract of affreightment for the Katerina L for the transportation of ten consecutive voyages, or at the Charterer’s option up to sixteen consecutive voyages, for minimum of 3,100 tons per voyage within a ten month period.

On February 24, 2015, we signed a contract of affreightment for the Newlead Markela for the transportation of eleven consecutive voyages for average 64,000 tons per voyage within a twelve month period.

On February 27, 2015, we have entered into one year time charter agreement, beginning March 7, 2015 for Ioli. The Charterers, have the option to extend the time charter contract for up to four additional one year periods.

Common Shares, Restricted Common Shares and Warrants

During the period from January 1, 2015 until May 12, 2015, we issued an aggregate of 84,201,648 common shares, for the share proceed guarantees (“true up clause”) and conversion of convertible notes.

During the period from January 1, 2015 until May 12, 2015, we issued an aggregate of 15,902,150 common shares, for the repayment of the acquisition of the companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., pursuant to the terms of a SPA, dated October 16, 2014 as amended November 24, 2014, between NewLead and Thalassa Holdings S.A.

During the period from January 1, 2015 until May 12, 2015, a cancellation of 10,934 common shares was performed.

During the period from January 1, 2015 until May 12, 2015, we issued an aggregate of 16,122,606 common shares, for the conversion of the 8% secured convertible redeemable note with Toledo Advisors dated April 20, 2015.

Overview

General

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Companies Act of 1981 (the “BCA”) on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece and its telephone number is (+30) 213-014-8000.

NewLead has historically been an international shipping company and is now an international, vertically integrated shipping and coal processing company. NewLead engages in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We conduct our operations through vessel-owning companies whose principal activity is the ownership and/or operation of bitumen and dry bulk vessels. In addition, under specific management agreements, we perform part of the commercial, technical and operational management of vessels outside of our fleet.

NewLead’s fleet currently consists of five dry bulk carriers with a combined carrying capacity of approximately 0.25 million dwt and five oil tanker / asphalt carriers with a combined carrying capacity of approximately 0.02 million dwt and it manages one oil tanker. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry.

A. Operating results

The following discussion solely reflects results from continuing operations, unless otherwise noted. See Note 26, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Going Concern

We have experienced net losses, negative operating cash flows, working capital deficiencies, and have a shareholders’ deficiency, which have affected, and which are expected to continue to affect, our ability to satisfy our obligations. In addition, we are in default under various debt obligations which are currently due on demand. Charter rates for bulkers have experienced a high degree of volatility and continue to be distressed. The coal business has experienced some of the lowest prices in coal history. However, charter rates for the oil tanker/asphalt carriers are within expected levels. To date, we have also been unable to generate sustainable positive cash flows from operating activities. For the year ended December 31, 2014, our loss from continuing operations was $68.3 million. As of December 31, 2014, the Company’s cash and cash equivalents were $0.4 million and current liabilities of $247.5 million including $122.3 million of debt and convertible notes in default due on demand, were payable within the next twelve months.

The above conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

We believe that our existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute our business plan and continue operations for the next twelve months. Our existence is dependent upon our ability to obtain necessary financing, which we are currently in the process of attempting to secure. In addition, we intend to continue to explore various strategic alternatives. Management is also actively taking steps to increase future revenues and reduce our future operating expenses. However, we cannot provide any assurance that operating results will generate sufficient cash flow to meet our working capital needs or that we will be able to raise additional financing as needed.

If repayment of all of our indebtedness was accelerated as a result of our current events of default, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness and we may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms, which could have a material adverse effect on our ability to continue as a going concern.

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

We believe that the important measures for analyzing trends in our results of shipping operations consist of the following:

●	Market exposure: We manage our fleet by chartering our owned wet and dry vessels to international charterers.

●

Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

●

Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

●

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

●	Equivalent vessels: Equivalent vessels are equal to the available days of the fleet divided by the number of the calendar days in the respective period.

●

TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on spot charters, because charter hire rates for vessels on spot charters are generally not expressed in per day amounts, while charter rates for vessels on time charters generally are expressed in such amounts.

●

Direct daily vessel operating expenses: Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessels calendar days.

Set forth below are our selected historical and statistical data as of December 31, 2014, 2013 and 2012 with respect to charter coverage for our fleet under continuing operations that we believe may be useful in better understanding our financial position and results of operations.

	Year Ended December 31	Year Ended December 31	Year Ended December 31
	2014	2013	2012
Available days	1,385	730	703
Operating days	1,280	708	700
Fleet utilization	92.4%	96.9%	99.6%
Fleet utilization dry sector	93.6%	-	-
Fleet utilization wet sector	85.6%	-	-
Equivalent vessels	3.8	2.0	1.9
Time Charter Equivalent Rate	$6,827	$7,245	$11,649
Direct daily vessel operating expenses	$4,748	$6,937	$4,520

Principal Factors that Affect Our Shipping Business

The principal factors that affect our financial position, results of operations and cash flows include:

●	charter rates and periods of charter hire;

●	vessel operating expenses and voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

●	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives;

●	impairment loss;

●	financing costs related to our indebtedness; and

●	acquisitions and disposals.

You should read the following discussion together with the information contained in the table of vessel information under “Item 4.-Information on the Company-Business Overview- Fleet”. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and there are no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated. The discussions hereafter represent only our continuing operations, except where specifically mentioned.

Coal Pricing Trends, Uncertainties and Outlook

Coal processing depends on the coal markets demand. The first quarter 2015 benchmark price for metallurgical coal remains at a multi-year low, and the global metallurgical coal market continues to suffer from oversupply in addition to reduced demand from China and a relatively strong U.S. dollar. We do not anticipate that metallurgical coal prices will recover in 2015. We have been impacted so far by the various metallurgical coal mine inertness announced during the second half of 2014 and additional mine inertness resulting in reductions of production of metallurgical coal may occur in 2015 if prices remain at current levels. In addition, if coal prices continue to remain depressed for an extended period of time, the coal processing services will be limited. The coal markets remained challenged during the year and do not currently show signs of recovery.

Revenues

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

●	the duration of the charters;

●	the level of spot market rates at the time of charter;

●	decisions relating to vessel acquisitions and disposals;

●	the amount of time spent positioning vessels;

●	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

●	the age, condition and specifications of the vessels; and

●	the aggregate level of supply and demand in the dry bulk shipping industry.

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

For its coal processing operations, we earn revenues primarily through the processed coal. The Company recognizes revenue using the following general revenue recognition criteria: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price to the buyer is fixed or determinable; and 4) collectability is reasonably assured.

Commissions

Commissions are paid to brokers and are typically based on a percentage of the charter rate. A usual brokers' commission is 1.25% for the bulk carriers and 2.5% for the small tankers of the gross charter hire/freight earned (including demurrage) for each broker involved in a fixture. There is also typically address commission which is usually 3.75% for the bulk carriers and 2.5% for the small tankers. Both address and brokerage commissions are either deducted from the charterers at source, or they issue an invoice to Owners and get paid from Owners.

Voyage Expenses

Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, cargo handling and agency fees.

Selling, General and Administrative Expenses

General and administrative expenses include payroll and personnel related expenses, board remuneration, executive officers compensation, directors & officers insurance, share based compensation, travel expenses, communication expenses, office expenses, audit fees, legal fees, advisory fees, stock exchange fees and other related costs. In addition, during the year ended December 31, 2013, we incurred various consultation/advisory fees in relation to our efforts to implement its business plan, a major part of which is our vertical integration strategy.

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

Owned and Leased Mineral Rights, Land and Building, net

Costs in order to obtain coal lands, buildings and leased mineral rights are capitalized. Leased Mineral rights are amortized as depletion expense using the units-of-production method. Only proven and probable reserves are included in the depletion base. Depletion expense is included in depreciation, depletion and amortization on the accompanying Consolidated Financial statements.

Goodwill Impairment

Goodwill is tested for impairment at the reporting unit level at least annually. Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is evaluated for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. We determine fair value based on a discounted cash flow analysis or the recent acquisition price for acquisitions occurring close to year end.

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. As of December 31, 2014, due to the sharp decrease in coal prices a goodwill impairment charge of $4.7 million was recorded. As of December 31, 2013, no triggering event had occurred requiring an impairment to be recorded. As of December 31, 2012 no goodwill existed.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

 Property, plant and equipment for coal industry are recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives, ranging from 3 years to 17 years, of the respective assets.

Land and mining property are carried at cost. Expenditures that extend the useful lives of existing plant and equipment or increase productivity of the assets are capitalized. Maintenance and repair costs that do not extend the useful life or increase productivity of the asset are expensed as incurred.

Amortization of Special Survey and Dry-docking Costs

Our vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel. The balance is included in the Vessels and other fixed assets, net.

Interest and Finance Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, amortization of the Beneficial Conversion Feature, costs related to share settled debt and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by interest rate swaps or other derivative instruments. We have historically used interest rate swaps to economically hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Financial Instruments

At the end of each quarter, the fair values of our interest rate swaps are valued to market. Changes in the fair value between quarters are recognized in the statements of operations.

During 2014 and 2013, we entered into several settlement agreements with various vendors, issued convertible notes and compensated the employees related to their bonus, by providing true up clauses, or share proceed guarantees and as a result we recorded such liabilities for those transactions at fair value.

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

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, please refer to the Notes of our consolidated financial statements included herein.

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

Exploration-Stage Company

Our mining segment is considered an exploration stage company under SEC criteria because it has not demonstrated the existence of proven or probable reserves at any of the properties. Accordingly, as required by the SEC guidelines and U.S. GAAP for companies in the exploratory stage, substantially all of its investment in mining properties subsequent to acquisition have been expensed and therefore do not appear as assets on our balance sheet. We therefore also expensed exploration and development expenditures in 2014 and 2013 related to the properties. Certain expenditures, such as expenses for mining or other general purpose equipment, may be capitalized, subject to management evaluation of the possible impairment of the asset.

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

Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statements of operations.

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

The significant factors and assumptions we used in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number of factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience, (d) the likelihood of the sale of the asset group and (e) market data for the oil tanker/asphalt carriers. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with our historical experience. Fair value is determined using the valuation derived from market data.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record a material impairment charge in future periods. We performed an impairment assessment of the long-lived assets groups (i) during the years ended December 31, 2014, 2013, and 2012, when certain vessels were disposed of, and (ii) as of December 31, 2014, 2013 and 2012. For the year ended December 31, 2014, we recorded an impairment charge totaling $0.2 million in continuing operations on one of our vessels that was held and used as of December 31, 2014. For the year ended December 31, 2013, we did not record an impairment charge in respect of our vessels. For the year ended December 31, 2012, we recorded an impairment charge totaling $5.9 million in continuing operations on one of the two vessels that were held and used as of December 31, 2012. In addition, for the year ended December 31, 2012, an impairment charge in continuing operations of $1.1 million was recorded on back log assets.

As per our impairment assessment as of December 31, 2014,2013 and 2012, the vessels’ undiscounted projected net operating cash flows, excluding the vessel for which impairment was recorded, were in excess of their carrying values by more than 45%, 55% and 60%, respectively.

Coal Segment

Long-lived assets, such as costs, owned and leased mineral rights and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset groups may not be recoverable. Recoverability of assets or asset groups to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. With effective December 31, 2014, an amendment to the VAG unit purchase agreement was executed with the seller which reduced the purchase price for the VAG membership interest to $3.3 million. The amendment resulted from the inability of the seller to extend the minerals lease that covered a significant portion of the subject minerals, which was one of the post-closing conditions of the acquisition, and due to a downturn in market conditions. As a result of the amendment, we were released from net liabilities (net of working assets assumed on the acquisition date) of $8.4 million, which includes the remaining amount due under the original promissory note of $4.5 million and the related share proceed guarantee and accrued interest. We received a receivable from the seller for the remaining difference between the original purchase price of $15.0 million and the revised purchase price of $3.3 million. We impaired the remaining difference between the total amount capitalized, net of release from liabilities and receivables received, and the discounted cash flows attributable to minerals leases that remained after the amendment, resulting in an impairment charge of $4.3 million recorded as of December 31, 2014. In connection with the receipt of the receivable from the seller, the Company recorded a $6.5 million allowance for doubtful accounts in Selling, general and administrative expenses. Assets to be disposed would separately be presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the consolidated balance sheets.

Leased mineral interests were reviewed for impairment due to changes in circumstances that indicated that the carrying amount of leased mineral interests may not be recoverable, according to the addendum dated December 31, 2014. Recoverability is measured by a comparison of the carrying amount of leased mineral interests to the estimated future cash flows expected to be generated by it. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount exceeds the fair value of leased mineral interests.

The future cash flows from operations were determined by considering our mining plan for one year. According to the plan, we expect, if a lease agreement is signed, to mine 205 tons in one year. Expenses were forecasted with reference to the historic absolute and relative levels of expenses we have incurred or have obtained after monitoring the market.

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

Share-based Compensation

Share-based compensation reflects grants of common shares, warrants, restricted common shares and share options approved by the board of directors. The restricted common shares and share option awards are subject to applicable vesting and unvested common shares and options may be forfeited under specified circumstances. The fair values of share option grants have been calculated based on the Binomial lattice model method. The fair value of common share and warrant grants is determined by reference to the quoted share price on the date of grant.

Trade Receivables, Net and Other Receivables

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and coal customers, net of allowance for doubtful accounts. Accounts receivable involve risk, including the credit risk of nonpayment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at both December 31, 2014 and December 31, 2013 amounted to $2.4 million, and relates to continuing and discontinued operations in shipping business. Other receivables relate mainly to claims for hull and machinery and loss of hire insurers, guarantees, notes receivable, as well as to amounts to be received from Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the settlement of outstanding liabilities relating to the four dry bulk vessels, as part of an agreement entered into with Lemissoler on November 28, 2012.

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

 Contract of Affreightments, which are designed to define the mutual obligations of the parties and, in contrast to a charter party for consecutive voyages, are not linked to any particular vessel. The basic purpose of a contract of affreightment is the provision of transportation for the shipment of large quantities of cargo over an extended period (expressed as an amount or a number of voyages). This type of contract provides a degree of flexibility between the parties to agree on the timings of each shipment and which vessels are to be employed for each lifting.

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

Profit Sharing, represents our portion of the excess of the actual net daily charter rate earned by our charterers from the employment of our vessels over a predetermined base charter rate, as agreed between us and our charterers. Such profit sharing is recognized in revenue when mutually settled

For our coal processing operations, we earn revenues primarily through the processing of coal. We recognize revenue from the processing of coal when the following general revenue recognition criteria: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price to the buyer is fixed or determinable; and 4) collectability is reasonably assured, which generally occurs when the proceeded coal is delivered back to the customers.

Results of Continuing Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. See Note 26, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Year Ended December 31, 2014 and Year Ended December 31, 2013

The following table presents the results of operations of the Company for the years ended December 31, 2014 and December 31, 2013 (amounts in thousands).

	Year Ended December 31, 2014	Year Ended December 31, 2013
REVENUES:
Shipping related	$12,077	$7,140
Coal revenue	532	203
	12,609	7,343
EXPENSES:
Commissions	(1,166)	(80)
Voyage expenses	(1,640)	(1,006)
Vessel operating expenses	(6,523)	(4,598)
Costs of coal processing and other related coal costs	(3,035)	(75)
Selling, general and administrative expenses	(43,547)	(81,893)
Depreciation, depletion and amortization expense	(4,656)	(2,860)
Impairment losses	(9,243)	-
	(69,810)	(90,512)
Operating loss from continuing operations	(57,201)	(83,169)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(5,914)	(62,670)
Loss on sale and leaseback transaction	(1,150)	-
Interest income	65	-
Change in fair value of financial instruments	(4,749)	(220)
Other income, net	860	47
Total other expenses, net	(10,888)	(62,843)
Loss before loss from Investments in Joint Ventures	(68,089)	(146,012)
Loss from investments in Joint Ventures	(192)	(790)
Loss from continuing operations	(68,281)	(146,802)
Income / (Loss) from discontinued operations	2,934	(11,422)
Net loss	(65,347)	(158,224)
Plus: (Net income) / loss attributable to the noncontrolling interest	176	(8)
Net loss attributable to NewLead Holdings Ltd.	(65,171)	(158,232)
Guaranteed dividends for preference shares	(35,052)	-
Net loss attributable to NewLead Holdings' Common Shareholders	$(100,223)	$(158,232)

Revenues

For the year ended December 31, 2014, operating revenues from vessels were $11.7 million, compared to $6.5 million for the year ended December 31, 2013. In addition, for the year ended December 31, 2014, operating revenues from management of vessels were $0.4 million, compared to $0.6 million for the year ended December 31, 2013. The increase in revenue from vessels was attributable primarily to the increase of the fleet from two vessels to ten vessels. For the years ended December 31, 2014 and 2013, our time charter equivalent (TCE) rates were $6,827 per day and $7,245 per day, respectively, reflecting reduction in charter rates.

Fleet utilization for the years ended December 31, 2014 and 2013 was 92.4% and 96.9%, respectively. Fleet utilization for the year 2014 reflected 16.65 unforeseen off-hire days as well as 88.02 unemployment days. Fleet utilization for the year 2013 reflected 14.15 unforeseen off-hire days as well as 8.17 unemployment days.

Commissions

Chartering commissions were $1.2 million and $0.08 million for the years ended December 31, 2014 and 2013, respectively, reflecting mainly ad hoc commissions of $0.9 million for the acquisitions of three dry bulk vessels The increase was also attributable to the increase in our fleet, as well as to the change in the terms of the revenue agreements for the old vessels.

Voyage Expenses

Voyage expenses were $1.6 million during the year ended December 31, 2014, compared to $1.0 million during the year ended December 31, 2013. This $0.6 million increase was mainly related to the increase in the size of our fleet.

Vessel Operating Expenses

Vessel operating expenses were $6.5 million during the year ended December 31, 2014, compared to $4.6 million during the year ended December 31, 2013. The $1.9 million increase was attributable primarily to $1.6 million increase in crew expenses and $$0.3 million increase in hull expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $43.5 million during the year ended December 31, 2014, compared to $81.9 million during the year ended December 31, 2013. The $38.4 million decrease related mainly to various consultation fees of $18.6 million in relation to our efforts to implement our business plan, a major part of which is our vertical integration strategy and $26.8 million in fees related to coal property acquisitions that were not finalized or are still under negotiations during 2013 that we did not incur during 2014. Moreover, the stock based compensation expense has decreased $1.8 million, from $25.2 million for the year ended December 31, 2013 to $23.4 million for the year ended December 31, 2014.The decrease, has been offset by the increase in provision for doubtful receivables by $8.8 million.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization was $4.7 million during the year ended December 31, 2014, compared to $2.9 million during the year ended December 31, 2013, reflecting mainly the increased depreciation and amortization of our vessels, due to the increase in the size of our fleet.

Impairment Loss

In light of recent market conditions, as well as company-specific conditions that existed in 2014 and 2013, we evaluated the carrying amounts of our long-lived assets during and at the end of each of those periods. We recognized an impairment loss of $9.2 million (impairment of goodwill of $4.7 million, leased mineral interest of $4.3 million and vessel Newlead Markela $0.2 million), and $0 on our long-lived assets in the years ended December 31, 2014 and 2013, respectively.

Cost of coal processing and other related coal costs

Cost of coal processing and other related coal costs were $3.0 million and $0.08 million for the years ended December 31, 2014 and 2013, respectively, reflecting the costs required for the coal processing and other expenditures performed for the good standing of VAG and VPP.

Interest and Finance Expense / Interest Income (amounts in millions)

	Year Ended December 31,	Year Ended December 31,
	2014	2013
Interest expense excluding change in fair value of interest rate swaps	$10.9	$7.3
Hanover Holdings I LLC commission	(9.7)	32.0
Settlement Shares (Gain)	(0.5)	(0.1)
Other finance expenses	5.1	23.6
	5.8	62.8
Amortization of the beneficial conversion feature	0.3	0.3
Change in fair value of interest rate swaps	(0.2)	(0.4)
	0.1	(0.1)
Interest and finance expense	$5.9	$62.7

Interest and finance expense was $5.9 million for the year ended December 31, 2014, compared to $62.7 million for the year ended December 31, 2013. The expense for 2014 included a $0.3 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% Notes and amortization of Dominion Capital LLC warrants attached to convertible debenture. In addition, interest and finance expense included a $0.2 million gain resulting from the change in the fair value of our interest rate swaps, other finance costs of $5.1 million mainly for the fair value of the convertible notes during the year. In addition, less grossed up amounts required to be paid according to the December Settlement Agreement, due to the shorter period actually needed in order to repay the required amount to be collected. Finally, as a result of share settled liabilities, a gain of $0.5 million was recognized. The expense for 2013 included a $0.3 million non-cash charge from the amortization of the beneficial conversion features embedded in the 7% Notes and the 15% senior convertible promissory note to Good Faith Credit LLC and amortization of Dominion Capital LLC warrants attached to convertible debenture. In addition, interest and finance expense included a $0.4 million gain resulting from the change in the fair value of our interest rate swaps, other finance costs of $23.6 million for the facilitation of asset acquisitions and interest and finance expenses of $7.3 million, reflecting the indebtedness of 2013. In addition, according to the December Settlement Agreement, an expense of $32.0 million was recorded, which reflects the grossed-up amounts required to be paid. Finally, as a result of the share settled liabilities, a gain of $0.1 million was recognized.

Other income, net

Other income was $0.9 million for the year ended December 31, 2014 compared to an expense of $0.04 million for the year ended December 31, 2013. The income for the year ended December 31, 2014 was mainly attributable to our coal processing operations.

Income / (Loss) from discontinued operations

Income from discontinued operations was $2.9 million for the year ended December 31, 2014, compared to a loss of $11.4 million for the year ended December 31, 2013. The income for the year ended December 31, 2014, was mainly attributable to claims, as well as credit notes recorded during the fiscal year 2014. The loss of $11.4 million for the year ended December 31, 2013, was attributable to interest and finance expenses, net amounted to $1.5 million, restructuring expenses amounted to $6.1 million and $3.8 million in respect of claims related and other expenses.

Net Loss Attributable to NewLead Holdings’ Common Shareholders

Loss from investments in joint ventures was $0.2 million for the year ended December 31, 2014, compared to $0.8 million during the same period in 2013. During 2014, the loss was due to finance expenses according to the business requirements. During 2013, in respect of our investment in NewLead JMEG LLC, we performed an impairment of $1.0 million, which was included in Loss from investments in Joint Ventures.

Loss from continuing operations was $68.3 million and $146.8 million for the years ended December 31, 2014 and 2013, respectively.

Net loss for the years ended December 31, 2014 and 2013 was $65.3 million and $158.2 million, respectively. These losses included income from discontinued operations of $2.9 million and a loss of $11.4 million in the years ended December 31, 2014 and 2013, respectively.

Net gain attributable to the noncontrolling interest was $0.2 million compared to net loss of $0.008 million during the same period in 2013.

Guaranteed dividends for preference shares for the year ended December 31, 2014 was $35.1 million compared to $0 for the year ended December 31, 2013, according the Share Subscription Agreement (the “SSA”) with Ironridge Global IV, Ltd. (“Ironridge”), refer to “Item 10. Additional Information-B. Memorandum of Association and Bye-laws-Preference shares”.

Net loss attributable to NewLead Holdings’ common shareholders for the year ended December 31, 2014 was $100.2 million compared to a loss of $158.2 million for the year ended December 31, 2013.

Year Ended December 31, 2013 and Year Ended December 31, 2012

The following table presents the results of operations of the Company for the years ended December 31, 2013 and December 31, 2012 (amounts in thousands).

	Year Ended December 31, 2013	Year Ended December 31, 2012
REVENUES:
Shipping related	$7,140	$8,928
Coal revenue	203	-
	7,343	8,928
EXPENSES:
Commissions	(80)	(107)
Voyage expenses	(1,006)	(158)
Vessel operating expenses	(4,598)	(3,266)
Costs of coal processing and other related coal costs	(75)	-
Selling, general and administrative expenses	(81,893)	(8,249)
Depreciation, depletion and amortization expense	(2,860)	(6,564)
Impairment losses	-	(7,054)
	(90,512)	(25,398)
Operating loss from continuing operations	(83,169)	(16,470)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(62,670)	(86,549)
Loss on extinguishment of convertible notes	-	(293,109)
Change in fair value of financial instruments	(220)	-
Other income / (expense), net	47	(3,528)
Total other expenses, net	(62,843)	(383,186)
Loss before loss from Investments in Joint Ventures	(146,012)	(399,656)
Loss from investments in Joint Ventures	(790)	(2,469)
Loss from continuing operations	(146,802)	(402,125)
Loss from discontinued operations	(11,422)	(1,800)
Net loss	(158,224)	(403,925)
Plus: (Net income) / loss attributable to the noncontrolling interest	(8)	1,363
Net loss attributable to NewLead Holdings' Common Shareholders	$(158,232)	$(402,562)

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

Vessel Operating Expenses

Vessel operating expenses were $4.6 million during the year ended December 31, 2013, compared to $3.3 million during the year ended December 31, 2012. The $1.3 million increase was attributable primarily to $0.8 million of repairs and maintenance on Newlead Victoria, $0.4 million increase in claims and related expenses and $0.1 million of other various operating expenses.

Selling, general and Administrative Expenses

Selling, general and administrative expenses were $81.9 million during the year ended December 31, 2013, compared to $8.2 million during the year ended December 31, 2012. The $73.7 million increase related mainly to a $22.8 million increase in compensation cost, of which $12.7 million was related to the cost for the severance bonuses granted to our former chairman and to our former Chief Operating Officer after their resignations. The remaining amount in compensation cost refers to bonuses to officers, directors, employees and consultants as well as to the salary expenses of Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, according to his employment agreement, whose annual salary was paid in shares. The increase was also attributable to an increase in various consultation fees of $18.6 million in relation to our efforts to implement our business plan, a major part of which is our vertical integration strategy, in fees related to the acquisition of coal properties that were not finalized or are still under negotiations of $26.8 million, in audit and various filling expenses of $1.5 million and in other various general and administration expenses of $4.0 million.

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

Interest and Finance Expense / Interest Income (amounts in millions)

	Year Ended December 31,	Year Ended December 31,
	2013	2012
Interest expense excluding change in fair value of interest rate swaps	$7.3	$8.7
Hanover Holdings I LLC commission	32.0	-
Settlement Shares (Gain)	(0.1)	-
Other finance expenses	23.6	6.9
	62.8	15.6
Amortization of the beneficial conversion feature	0.3	71.6
Change in fair value of interest rate swaps	(0.4)	(0.7)
	(0.1)	70.9
Interest and finance expense	$62.7	$86.5

Interest and finance expense was $62.7 million for the year ended December 31, 2013, compared to $86.5 million for the year ended December 31, 2012. The expense for 2013 included a $0.3 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% Notes, 15% senior convertible promissory note to Good Faith Credit LLC and amortization of Dominion Capital LLC warrants attached to convertible debenture. In addition, interest and finance expense included a $0.4 million gain resulting from the change in the fair value of our interest rate swaps, other finance costs of $23.6 million for the facilitation of asset acquisitions and interest and finance expenses of $7.3 million, reflecting the indebtedness of 2013. In addition, according to the December Settlement Agreement, an expense of $32.0 million was recorded, which reflects the grossed-up amounts required to be paid. Finally, as a result of the share settled liabilities, a gain of $0.1 million was recognized. The expense for 2012 included a $71.6 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% Notes. Excluding the amortization of the beneficial conversion feature and a $0.7 million gain resulting from the change in the fair value of our interest rate swaps, interest and finance expenses were $15.6 million, reflecting $152.3 million of indebtedness as of December 31, 2012 (net of the $0.048 million of unamortized beneficial conversion feature treated as a debt discount to the 7% Notes).

Loss on extinguishment of convertible notes

In connection with the restructuring of the Company’s debt, on July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately $0.59 million common shares of the Company. As a result, we recorded an aggregate loss of $293.1 million, which is related to the non-cash loss from the settlement with common shares of the 7% Notes to Focus Maritime Corp.

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

Net Loss Attributable to NewLead Holdings’Common Shareholders

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

Net gain attributable to the noncontrolling interest was $0.008 million compared to net loss of $1.4 million during the same period in 2012.

Net loss attributable to NewLead Holdings’ common shareholders for the year ended December 31, 2013 was $158.2 million compared to a loss of $402.6 million for the year ended December 31, 2012.

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

As of December 31, 2014, our currents assets amounted to $11.8 million, while current liabilities amounted to $247.5 million, resulting in a negative working capital position of $235.7 million. Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern.

Currently, our coal business operations are limited to coal processing and blending services. There can be no assurance that we will be able to effectively manage our limited operations or expand operations in the future. Our current limited coal operations include a coal preparation plant located in Pike County, Kentucky, USA which was acquired in December 2013. In 2012 we entered into an agreement to acquire certain mine-related assets (including mineral rights, surface rights and mining permits) and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA. The payment of the $11 million purchase price was paid during 2013 and 2014 through December Settlement Agreement between NewLead Holdings Ltd. and Hanover. As of the date of this annual report, although the purchase price for the Five Mile Assets has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets. We are currently analyzing our next steps towards the completion of the acquisition of Five Mile Assets.

As of December 31, 2014, our liquidity reflected $0.4 million of total cash, compared with $2.3 million in total cash as of December 31, 2013. The decrease of $1.9 million was mainly attributable to a $6.3 million used in operating activities and $36.6 million used in investing activities which was offset by $41.0 million cash provided by financing activities. Total debt on our balance sheet as of December 31, 2014 and December 31, 2013 was $207.2 million and $234.6 million, respectively, representing a $27.4 million decrease. The decrease was attributable to the repayment of the share settled debt of $72.6, net decrease of notes of amount $4.7 million, an increase in lease obligations of amount $38.1 and a net increase of total long-term debt by $11.8 million.

The following table below summarizes our cash flows for each of the years ended December 31, 2014, 2013 and 2012(amounts in thousands):

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2014	2013	2012
Net cash used in operating activities	$(6,334)	$(2,871)	$(11,084)
Net cash (used in)/ provided by investing activities	(36,526)	(1,671)	81,836
Net cash provided by/ (used in) financing activities	40,993	5,770	(74,828)
Net (decrease) /increase in cash and cash equivalents	(1,867)	1,228	(4,076)
Cash and cash equivalents beginning of year	2,271	1,043	5,119
Cash and cash equivalents end of year	$404	$2,271	$1,043

Cash Flows

Net cash used in operating activities

Net cash used in operating activities was $6.3 million for the year ended December 31, 2014, compared to net cash used in operating activities of $2.9 million for the year ended December 31, 2013. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels, unrealized gains and losses on derivatives.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $44.4 million increase for the year ended December 31, 2014, which consisted mainly of the following adjustments: $4.7 million of depreciation and amortization charges; $0.3 million from the amortization of the BCF of the notes; $23.4 million, relating to share-based compensation expenses; $0.2 million of amortization and write-off of deferred finance costs; a $0.2 million of loss from investment activities in Joint Ventures; a $4.5 million loss from the valuation of derivatives; a $9.2 million from impairment losses; a $1.2 million loss from the sale and lease back agreements; a $8.8 million provision for doubtful receivables. These adjustments were partially offset by and an income of $8.0 million from issuances of common shares to settle certain of our liabilities.

Furthermore, the cash outflow from operations of $6.3 million for the year ended December 31, 2014 resulted mainly from: a $0.7 million payment for dry-docking and special survey costs; a $0.1 million increase in trade receivables; a $0.4 million increase in inventories; a $0.2 million increase due from Joint Ventures and a $0.1 million decrease in other receivables. This was partially offset by a $7.5 million increase in accrued liabilities; a $0.7 million increase in accounts payable; a $0.3 million decrease in due from related parties; a $7.7 million increase in other currents liabilities in relations to warrants granted to employees and a $0.3 million decrease in deferred income.

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

Net cash used in operating activities was $11.1 million for the year ended December 31, 2012. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels, unrealized gains and losses on derivatives.

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

Net cash (used in) / provided by investing activities

For the year ended December 31, 2014, our net cash used in investing activities was $36.6 million. This cash outflow resulted mainly from the payments for vessel acquisitions of $36.8 million.

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

Net cash provided by / (used in) financing activities

For the year ended December 31, 2014, our net cash provided by financing activities was $41.0 million compared to our net cash used in financing activities for the year ended December 31, 2013 of $5.8 million. The net cash inflow in 2014 resulted from the $0.6 million principal repayments of our debt, the proceeds of $12.6 million from long term debt, notes and warrants, the proceeds of $2.5 million from preference shares, the proceeds of $27.8 million from sale and lease back of vessels Newlead Albion and Newlead Venetico, the payments of $1.0 million for capital leases and deferred charges and the $0.2 million decrease in restricted cash.

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

Due to the previously disclosed economic conditions and operational difficulties of the Company during 2011, we entered into restructuring discussions with each of the lenders under our facility and credit agreements, the holders of our 7% senior unsecured convertible notes (the “7% Notes”) and the counterparties to our capital leases (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, we appointed Moelis & Company (“Moelis”) to act as our financial advisors in respect of an overall restructuring proposal with respect to the Financing Documents. On November 8, 2011, together with Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The aim of the restructuring was to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis. We have completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation (all references to the Lemissoler Maritime Company W.L.L. Capital Lease Obligation refer to the agreement entered into with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, the four affiliate companies of Lemissoler Maritime Company W.L.L., in November 2010, for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi) and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, final payment of outstanding fees. However, due to the recent economic conditions of the country of Cyprus and the acquisition of the Greek branch of Cyprus Popular Bank Public Co. Ltd. by Piraeus Bank A.E. (“Piraeus Bank”), our restructuring efforts with Piraeus Bank (CPB loan) has experienced difficulties and, as a result, has been delayed. Due to these difficulties, we have chosen to treat our negotiations with Piraeus Bank (CPB loan) separately from our restructuring efforts with our other lenders. We remain in restructuring negotiations with Piraeus Bank (CPB loan) outside of the Restructuring Proposal. In addition, while we have completed our restructuring efforts with the lenders under the Syndicate Facility Agreement, we continue to have an outstanding liability of $0.1 million under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, we have nevertheless not been formally discharged and released of any and all of our obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

During 2011 and 2012 we sold, disposed of or handed control over to our lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring. To the extent that we have sold vessels, the sale proceeds have been used to repay the related debt.

Since June 2011, we have defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we are in default under our credit agreements with Piraeus Bank (CPB loan), Portigon AG and Mojave Finance Inc. Credit Facility and the 4.5% Note, and the 7% Notes and under the sale and lease back agreements. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. Refer to “Item 5.-Operating and Financial Review and Prospects-Liquidity and Capital Resources” for a discussion of the various Financing Documents and outstanding debt.

As of May 12, 2015 our total indebtedness was approximately $211.8 million, excluding the BCF of the 7% Notes:

• $32.5 million relating to the Piraeus Bank (CPB loan) Credit Facility

• $24.2 million relating to the Portigon AG Credit Facility

• $3.0 million relating to the Mojave Finance Inc. Credit Facility

• $8.6 million relating to the Natixis Credit Facility

• $37.8 million relating to capital and sale and lease back obligations

• $62.5 million relating to the 4.5% Note

• $0.1 million of 7% Notes outstanding held by Investment Bank of Greece

• $8.4 million relating to Pallas Highwall Mining, LLC Note

• $11.6 million relating to the 10% Notes

• $7.2 million relating to 8% financial institutions

• $6.7 million relating to 12% financial institutions

• $9.2 million relating to various notes after the balance sheet date

Further, there is no assurance that the Company will obtain releases or waivers from defaults under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations.

Credit Facilities

The following is a discussion of our debt agreements that are in existence as of December 31, 2014.

(a) Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.(formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”)) Credit Facility

On December 10, 2010, we entered into a Loan Agreement with Piraeus Bank (CPB loan) for a reducing revolving credit facility of up to $62.0 million, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, and to finance working and investment capital needs. The provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the related vessels. Borrowings under this loan facility bear an approximate effective interest rate, including the margin, of 6.32% as of December 31, 2014.

On April 5, 2012, with the consent of Piraeus Bank (CPB loan), we entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for proceeds of approximately $9.4 million. The proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico in a total aggregate amount of $6.7 million, (b) interest payable and (c) the payment of outstanding trade and vendor payments. As a result of such sale, our overall indebtedness was decreased by an aggregate amount of $6.7 million. As of December 31, 2014 and 2013, the Company has defaulted on interest payments under the loan agreement. Since June 2013 the outstanding balance on such loan facility of $32.5 million is fully payable.

(b) Portigon AG (formerly, West LB Bank) Credit Facility

On April 1, 2010, we assumed a Loan Agreement with Portigon AG relating to a term loan facility of up to $27.5 million in relation to the Newlead Victoria (ex. Grand Victoria). The loan was initially payable in 20 quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million due on the last payment date. However, as of March 28, 2013, pursuant to an amended agreement, the outstanding balance will be payable according to a revised schedule (as described below). Borrowings under this loan facility bear an effective interest rate, including the margin, of approximately 3.40%, as of December 31, 2014. The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%.

The vessel’s excess cash must be applied towards the prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: (i) if we are in compliance with the value to loan ratio, 50% of the excess cash must be applied towards the prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. As of December 31, 2014, we were not in compliance with this ratio. The loan facility includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter (as of December 31, 2014, we were in breach of this covenant); (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2014, we were in breach of this covenant); (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2014, we were in breach of this covenant); and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter (as of December 31, 2014, we were in breach of this covenant). As of December 31, 2014, we had defaulted on principal and interest payments.

On March 28, 2013, we agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility, which include, among others, that: (a) the outstanding balance of $25.3 million is to be payable in three quarterly installments of $0.3 million, followed by five quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million, followed by a balloon payment of $15.35 million due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment, shall be repaid on January 31, 2019), (b) we are waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which the bank is satisfied that the security cover ratio is not less than 100 % and (ii) December 31, 2013 (inclusive), and (c) we were waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive). In addition, we agreed to pay Portigon a non-refundable restructuring fee of $0.25 million on or before September 30, 2013, which is still outstanding.

Furthermore, it was agreed that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owed under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt for an amount which will not exceed in aggregate $0.5 million. Moreover, the vessel’s excess cash must be applied towards the prepayment of the balloon installment, in accordance with the following, all as described in the amended loan facility: (i) if we are in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. As of December 31, 2014, we were in breach of these covenants. As of May 12, 2015, the outstanding balance was $24.2 million.

(c) Mojave Finance Inc. (“Mojave”) Credit Facility

On April 10, 2012, we, as a third party, and NewLead Holdings (US) Corp., entered into a loan agreement with Mojave Finance Inc., for a secured loan facility of $3.0 million in order to finance our coal business. Pursuant to a Pledge Agreement, the loan facility is secured by an interest of 52% in NewLead Mojave Holdings LLC and 50% in New Lead JMEG LLC (the “Security”). The loan was initially payable in three equal monthly installments, the first to be paid one month after the drawdown date with each subsequent payment on a monthly basis. Pursuant to the Loan Agreement, we and NewLead Holdings (US) Corp. shall not, without prior written consent of Mojave Finance Inc., permit or create any security interest in the Security or permit or create any security interest in the assets of NewLead Holdings (US) Corp., NewLead Mojave Holdings LLC or New Lead JMEG LLC. Should NewLead Holdings (US) Corp. and/or we sell their entire interest in New Lead JMEG LLC, or any part thereof, such entity will have the obligation to prepay the loan, or any portion thereof, as applicable, in proportion to the interest sold. On July 9, 2012, the loan facility was amended. Pursuant to the amendment, the loan was payable after a nine-month period following the drawdown date, with the $3.0 million repayment due on January 11, 2013. On January 9, 2013 and July 9, 2013, the loan facility was further amended. Pursuant to the second and the third amendments, the loan was payable after an eighteen-month period following the drawdown date, with the $3.0 million repayment due on October 11, 2013. As of May 12, 2015, we are in default on this repayment, and the outstanding balance was $3.0 million.

(d) Natixis Credit Facility

On November 24, 2014, we assumed a loan agreement with Natixis, dated September 18, 2009, for a loan facility of up to $12.4 million in relation to the three oil tanker/asphalt carriers, the Nepheli, Newlead Granadino (ex. Captain Nikolas I) and the Sofia. The loan is payable in quarterly intervals up to October 16, 2015 for the Sofia, up to March 16, 2016 for the Newlead Granadino and up to April 4, 2016 for the Nepheli. In addition the loan has balloon payments of $2.0 million for the Sofia, $1.8 million for the Nepheli and $2.7 million for vessel Newlead Granadino on the last payment date.

On January 14, 2015 an amendment to loan agreement with Natixis has been signed in order to change the repayment schedule. In relation to Sofia vessel the outstanding loan as of December 31, 2014 would be paid in10 repayment installments, one such installment to be repaid on each of the repayment dates: (i) January 16, 2015; and (ii) each of the dates falling at one (1) monthly intervals after January 16, 2015 up to and including October 16, 2015. Subject to the provisions of this agreement and the amount of each of the first to the ninth installments shall be $0.023 million and the amount of the tenth and final installment shall be $3.3 million (comprising (i) a repayment installment of $0.023million (ii) a balloon payment of $2.4 million and (iii) the Sofia deferred installments, namely $0.8 million). In relation to the Newlead Granadino, the outstanding amount as of December 31, 2014 would be paid in15 repayment installments, one such installment to be repaid on each of the repayment dates relevant: (i) January 16, 2015; and (ii) each of the dates falling at one (1) monthly intervals after January 16, 2015 up to and including March 16, 2016; Subject to the provisions of this agreement and, the amount of each of the first to the fourteenth installments shall be $0.031 million and the amount of the fifteenth and final installment shall be $4.7 million (comprising (i) a repayment installment of $0.031million, (ii) a balloon payment of $3.5 million and (iii) the Newlead Granadino deferred installments, namely $1.2 million). In relation to Nepheli vessel the outstanding loan as of December 31, 2014 would be paid in 16 repayment installments, one such installment to be repaid on each of the repayment dates relevant: i) January 16, 2015; and (ii) each of the dates falling at one (1) monthly intervals after January 16, 2015 up to and including March 16, 2016; and (iii) finally, April 4, 2016. Subject to the provisions of this agreement the amount of each of the first to the fifteenth installments shall be $0.021 million and the amount of the sixteenth and final installment shall be $3.3 million (comprising (i) a repayment installment of $0.021 million, (ii) a balloon payment of $2.4 million and (iii) the Nepheli deferred instalments, namely $0.8 million).

On February 20, 2015 an amendment to the loan agreement with Natixis had been signed in order to repay the full amount of Sofia vessel and change the repayment schedule for the other two vessels. The full repayment of Sofia vessel was performed on February 26, 2014. In relation to Newlead Granadino vessel, the amount of each of the first to the twelfth installments shall be $0.035 million and the amount of the thirteenth and final installment shall be $4.5 million (comprising (i) a repayment installment of $0.035 million (ii) a balloon payment of $3.3 million and (iii) the Newlead Granadino deferred installments, namely $1.2 million). In addition, we agreed to repay an amount of $0.03 million by no later than December 31, 2015. In relation to Nepheli vessel, the amount of each of the first to the thirteenth installments shall be $0.025 million and the amount of the fourteenth and final installment shall be $3 million (comprising (i) a balloon payment of $2.3 million; and (ii) the Nepheli deferred installments, namely $0.8 million). In addition, we agreed to repay an amount of $0.3 million by no later than December 31, 2015

As of May 12, 2015, the outstanding balance was $8.6 million.

Convertible Notes

(a) Senior Convertible 7% Notes (the “7% Notes”)

In connection with the recapitalization on October 13, 2009, we issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015, or the 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $10,125.00 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between us and Piraeus Bank (as the successor of Cyprus Popular Bank), and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Piraeus Bank (as the successor of Cyprus Popular Bank). $20.0 million of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contained certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. On October 13, 2009, the Investment Bank of Greece also received warrants to purchase up to 1 share of our common stock at an exercise price which following the various reverse stock splits that we performed has increased significantly, with an expiration date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company.

In November 2009, Focus Maritime Corp., a company controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, converted $20.0 million of the 7% Notes into approximately 2 common shares of the Company. In connection with the restructuring of NewLead’s debt, on July 2, 2012, we entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp., as an inducement for the conversion, into approximately 236 common shares of the Company. Under the agreement with Focus Maritime Corp., we may not allow debt to equity conversions on more favorable terms to other debtors. As of December 31, 2012, Investment Bank of Greece retained $0.1 million outstanding principal amount of the 7% Notes.

We recorded a BCF totaling $100.5 million as a contra liability (discount) that had to be amortized into the Company’s income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2014, $0.017 million of the BCF was amortized and reflected as interest expense in the statements of operations ($0.013 million for the year ended December 31, 2013, and $71.6 million for the year ended December 31 2012). In addition, as a result of the agreement with Focus Maritime Corp., we recorded an aggregate loss of $293.1 million, which is included in loss on extinguishment of convertible notes in the accompanying consolidated statements of operations. Accordingly, in the aggregate, $0.1 million of the 7% Notes remained outstanding as of each of December 31, 2014 and 2013.

As of December 31, 2014 and May 12, 2015, we were not in compliance with the financial covenants on this indebtedness and we were in default on five coupon payments. As such, the full amount outstanding was reclassified to current liabilities.

(b) Senior Convertible 4.5% Note

In connection with the agreement with Lemissoler, on December 31, 2012, we issued $50.0 million in aggregate principal amount of our notional 4.5% Senior Convertible Note due in 2022 to Prime, a subsidiary of Lemissoler (the “4.5% Note”). The 4.5% Note will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or earlier upon redemption, repurchase or conversion in accordance with its terms. At our option, subject to certain conditions, interest may be satisfied by issuing additional common shares of the Company (rather than in cash).

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

On the date of the issuance and as of December 2014 the fair value of the 4.5% Note amounted to $62.5 million. As of December 31, 2014 and May 12, 2015, we were not in compliance with the requirements of this indebtedness.

(c) 10% Notes

On December 27, 2013, we issued three unsecured convertible notes to NM Dauphin & Company Limited, Ray Capital Inc. and Tiger Capital Partners Ltd. for up to $20 million. The three notes were due in 60 days by issuance of common shares at a conversion price equal to the average of the closing prices for the 10 trading days immediately prior to but no including the date of issuance of the shares. The three notes were amended so the conversion price be equal to the closing price immediately prior to but not including the date of issuance of the shares and bear interest at the rate of 10%. Moreover, these unsecured convertible notes contain a true up clause for a period of five years. During 2014, the convertible note with Ray Capital Inc. was amended to be guaranteed by vessel Newlead Castellano. As of December 31, 2014, the convertible note with Ray Capital Inc had been fully converted and the true up clause liability is still outstanding. As of December 31, 2014, the convertible note with Tiger Capital Partners Ltd had an amount of $0.4 million still not converted in shares and a true up clause liability is still outstanding. As of December 31, 2014, the full amount of the convertible note with NM Dauphin & Company Limited remains outstanding.

During August and September 2014, we issued convertible notes to Oppenheim & Co. Limited, Oppenheim Capital Ltd and Cheyenne Holding Ltd, for up to $2.2 million, $2.5 million and $1.3 million, respectively. These notes are due in August 2016 and September 2017 by the issuance of common shares, par value $0.01, at the trading price of the common shares prior to issuance. The notes with Oppenheim Capital Ltd and Cheyenne Holding Ltd have been secured against the vessel Newlead Castellano.

As of May 12, 2015, the outstanding balance of the 10% Notes was 11.6 million.

(d) VAG and VPP Note

 On September 13, 2013 and December 9, 2013 we issued senior secured notes to Pallas Holding LLC and Pallas Highwall Mining LLC, for up to $15 million and $24 million, respectively (the “Pallas Notes”). The Pallas Notes were due on December 31, 2014 by the option of wire transfer or issuance of common shares, par value $0.01. Borrowings under the Pallas Notes bear fixed interest rate 8% and 3.9%, respectively. The Pallas Notes are convertible into common shares at a conversion price equal to the average of the 60 trading days and 10 trading days, respectively. Regarding the $24 million senior secured note with Pallas Highwall Mining LLC, 100% of the membership interest in Viking Prep Plant LLC, which were acquired through this senior secured note, has been pledged by Pallas Highwall Mining LLC. On December 31, 2014, we had been released and discharged from any liability under the note dated September 13, 2013.

As of December 31, 2014, the amount outstanding under the September 13, 2013 and the December 9, 2013 Pallas Notes is $0 and $8.4 million, respectively. During 2014, we issued 27,009,705 shares for the total amount of installments and accrued interest of $4.4 million. However, there is a true up clause obligation regarding the fair value of the shares issued for the $24 million senior secured note. As of May 12, 2015, the amount of the outstanding Pallas Notes was $0 and $8.4 million, respectively.

On January 5, 2015, we signed an addendum to the senior secured note in the amount of $24 million, in order to extend the maturity date to August 31, 2015 and amended the conversion price to be the closing price of the trading day immediately prior to the date of issuance of shares

(e) Financial Institutions 8% Notes

On February 26, 2014, May 12, 214, August 4, 2014 and August 18, 2014, we issued convertible promissory notes to financial institutions totaling $7.7 million (the "8% notes"). These 8% notes are due in one balloon payment on February 26, 2016, May 12, 2015, August 4, 2015 and August 18, 2015. Borrowings under these 8% notes bear a fixed interest rate of 8% per annum on the unpaid principal balance. These 8% notes are convertible into common shares at a conversion price of 65% of average of the lowest 3 trading prices during 10 trading day period at holder’s option, at any time and from time to time. As of December 31, 2014 an amount of $0.2 million of these 8% notes has been converted into shares and $2.3 million has been paid in cash. The 8% notes above in substance represents a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares. Because of this, ASC 480 requires the 8% notes be carried at fair value, with any subsequent changes in fair value recognized in earnings. We determined the fair value for the 8% notes using the discount share conversion price of 35%, the price at December 31, 2014 and the variable number of shares to be received should be determined based on the total number of shares that will be used to settle the amount. The fair value at inception will be the amount of $7.7 million divided by 65%. As of December 31, 2014, the amount of $8.2 million is still outstanding to be converted. As of May 12, 2015, the amount of $7.2 million is still outstanding to be converted.

 (f) 12% Notes

On May 14, 2014, we issued a promissory note to Pallas Management LLC for up to $5.0 million. Borrowings under this promissory note bear a fixed interest rate of 12% per annum on the unpaid principal balance. The promissory note has maturity date November 30, 2014, which was amended on November 14, 2014, to have maturity date November 30, 2015. This unsecured convertible note is converted into common shares at a conversion price 80% the average of the closing prices for the 10 trading days immediately prior but not including the date of issuance of the shares. As of December 31, 2014 the amount received of this unsecured convertible note was $5.0 million. Fair value should be determined based on the total number of shares that will be used to settle the amount. The fair value at inception will be the amount of $5.0 million divided by 80%. As of May 12, 2015, the full amount of the promissory note was outstanding.

On October 24, 2014, we issued an unsecured convertible note to F&S Capital Partners Ltd. for up to $0.5 million. Borrowings under this unsecured convertible note bear a fixed interest rate of 12% per annum on the unpaid principal balance. The unsecured convertible note has maturity date October 23, 2015. This unsecured convertible note is converted into common shares at a conversion price of the closing price the trading date immediately prior but not including the date of issuance of the shares. As of December 31, 2014 the amount received and outstanding of this unsecured convertible note was $0.03 million. As of May 12, 2015 the amount received and outstanding of this unsecured convertible note was $0.5 million

(g) Various financial institutions after the balance sheet date

On January 14, 2015, we issued an unsecured convertible note of the amount of $1.7 million to a third party in consideration of success fee for advising our Company on strategic alliances mergers acquisitions and coordinating and evaluating indications of interest and proposals regarding various transactions.

On February 26, 2015, we received an amount of $4.3 million in relation to a senior secured convertible redeemable debenture dated December 31 2014, but effective on February 26, 2015. The maturity date of the senior secured convertible redeemable debenture is February 24, 2017. The senior secured convertible redeemable debenture is payable in immediately available and lawful money of United States dollars by later than February 24, 2017. The senior secured convertible redeemable debenture can be also converted in an amount of shares equal to the converted amount divided by 85% o the average daily volume weighted average price of our common stock during the five trading days immediately prior to the conversion date. In the event that our common stock is traded on NASDAQ, NYSE MKT or NYSE, then the percentage shall be 95%. Borrowings under this senior secured convertible redeemable debenture bear a fixed interest rate of 10.5% per annum on the unpaid principal balance. Part of the specific senior secured convertible redeemable debenture has been used for the repayment of the loan facility with Natixis in respect of Sofia vessel. In addition, we have issued with the same third party three senior secured convertible redeemable debentures of total amount of $1,800 with duration 12, 18 and 24 months respectively, in consideration of investment, banking and advisory services. We determined the fair value for the notes above using the discount share conversion price of 15%, the price at December 31, 2014 and the variable number of shares to be received should be determined based on the total number of shares that will be used to settle the amount. The fair value at inception will be the amount of $6.1 million divided by 85%.

On March 2, 2015, we issued an unsecured convertible note of the amount of $0.2 million to a third party in consideration of past due services. The maturity date of the unsecured convertible note is March 2, 2016. Borrowings under this unsecured convertible note bear a fixed interest rate of 2% per annum on the unpaid principal balance.

On April 20, 2015, F&S Capital Partners Ltd. entered into a Note Purchase Agreement with Toledo Advisors LLC, a Nevada limited liability company, whereby Toledo Advisors LLC acquired a portion of $0.1 million of the Note held by F&S Capital Partners Ltd. for the principal amount of $1.0 million and dated August 4, 2014. To this end, Toledo Advisors LLC holds an 8% Secured Convertible Redeemable Note for the principal face amount of $0.1 million payable on April 20, 2016. As of May 12, 2015, Toledo Advisors LLC has fully converted the note.

On April 30, 2015, we issued an unsecured convertible note of the amount of $0.5 million to a third party with due date April 30, 2017. Borrowings under this unsecured convertible note bear a fixed interest rate of 8% per annum on the unpaid principal balance. We received as of the date of the report the amount of $0.2 million.

Lease agreements

Sale and Lease back

On March 10, 2014, we signed memorandum of agreement with an unrelated third party as amended on April 30, 2014 and May 19, 2014 to acquire Newlead Albion for the purchase price of $18.3 million. We paid to the third party the amount of $4.4 million. On May 12, 2014, we agreed for the sale and immediate leaseback of Newlead Albion with HandyMar AS. Total consideration received for the sale and leaseback was $13.9 million and the bareboat leaseback charter period, which started on May19, 2014, is five years. We retain a call option to buy the vessel back for approximately $13.5 million in cash at the end of the lease term. We accounted for the sale and leaseback as a capital lease and recorded leased asset and lease obligations at $14.1 million, representing the present value of the minimum lease obligation. As of December 31, 2014, the outstanding lease obligation was $13.7 million.

We concluded that it has retained substantially all of the benefits and risks associated with Newlead Albion and have treated the transaction as a financing, resulting in an immediate loss of $0.5 million (as the fair value of the vessel was below the carrying amount).

On March 10, 2014, we signed memorandum of agreement with an unrelated third party as amended April 30, 2014, to acquire Newlead Venetico for the purchase price of $18.5 million. We paid to the third party the amount of $4.6 million. On May 12, 2014, we agreed for the sale and immediate leaseback of Newlead Venetico with HandyMar AS. Total consideration received for the sale and leaseback was $13.9 million and the bareboat leaseback charter period, which started on July 25, 2014, is five years. We retain a call option to buy the vessel back for approximately $13.5 million in cash at the end of the lease term. We accounted for the sale and leaseback as a capital lease and recorded leased asset and lease obligations at $14.1 million, representing the present value of the minimum lease obligation. As of December 31, 2014, the outstanding lease obligation was $13.7 million.

We concluded that it has retained substantially all of the benefits and risks associated with Newlead Venetico and have treated the transaction merely as a financing, resulting in an immediate loss of $0.6 million (as the fair value was below the carrying amount). As of December 31, 2014, the amount of the long term and short terms obligations in relation to sale lease back obligations was $27.3 million and $0.1 million, respectively.

In May 2015, we have received a default letter in respect of the said sale and lease agreements requesting the monthly payment for May 2015, which was due on April 30, 2015. As of May 12, 2015 the outstanding balance in relation to sale lease back obligations is $27.4 million.

Finance Leases

On October 23, 2014 and November 13, 2014, we agreed for two bareboat charter agreements for the vessels the Ioli and the Katerina L with Frourio Compania Naviera S.A. and Flegra Compania S.A., respectively. We have the purchase option to buy the vessel at any time during the charter and we have the obligation to buy the vessels at the end of the charter. The bareboat charter agreements mature on October 16, 2018. The minimum lease payments was $5.4 million for vessel the Katerina L and $5.4 million for vessel the Ioli, which did not exceed the fair value of the vessels. We concluded that it has retained substantially all of the benefits and risks associated with such vessel and have treated the transaction as financing.

As of May 12, 2015, the outstanding balance in relation to capital leases is $10.4 million.

EBITDA and adjusted EBITDA reconciliation to Net Loss

EBITDA represents net loss from continuing operations before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items, including provisions for doubtful receivables, provisions for claims, changes in fair value of derivatives, impairment losses, share-based compensation expenses, loss on extinguishment of convertible notes, loss from sale and lease back transactions and restructuring expenses. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which our performance can be assessed and each presents useful information to investors regarding our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

	Year Ended Ended December 31, 2014	Year Ended Ended December 31, 2013	Year Ended Ended December 31, 2012

ADJUSTED EBITDA RECONCILIATION (amounts in thousands)
Net loss attributable to NewLead Holdings' common Shareholders	$(100,223)	$(158,232)	$(402,562)
Plus: (Gain) / Loss from discontinued operations	(2,934)	11,422	1,800
Plus: Guaranteed dividends for preference shares	35,052	-	-
Plus: Net loss attributable to the noncontrolling interest	(176)	8	(1,363)
Loss from continuing operations	(68,281)	(146,802)	(402,125)
PLUS:
Net interest expense	5,849	62,670	86,549
Depreciation, depletion and amortization expense	4,656	2,860	6,564
EBITDA	$(57,776)	$(81,272)	$(309,012)
Straight line revenue	(302)	-	-
Provision for doubtful receivables	8,807	-	9
Provision for claims	(52)	-	(43)
Impairment losses	9,243	-	7,054
Loss on extinguishment of liabilities	-	-	293,109
Restructuring expenses	-	-	4,132
Loss on sale and leaseback transaction	1,150	-	-
Change in fair value of financial instruments	4,749	220	-
Share based compensation	23,402	25,193	2,412
ADJUSTED EBITDA	$(10,779)	$(55,859)	$(2,339)

EBITDA loss for the year ended December 31, 2014 was $57.7 million, compared to EBITDA loss for the year ended December 31, 2013 of $81.3 million. Adjusted EBITDA for the year ended December 31, 2014 was a loss of $10.8 million, representing EBITDA before non-cash items such as $23.4 million of share-based compensation expenses, loss from sale and lease back transactions $1.2, impairment loss of $9.2, provision for doubtful receivables and claims of $8.8, loss in fair value of financial instruments in the amount of $4.7 million and $0.3 million from straight line revenue. Adjusted EBITDA for the year ended December 31, 2013 was a loss of $55.9 million, representing EBITDA before non-cash items such as $25.2 million of share-based compensation expenses, and loss in fair value of financial instruments in the amount of $0.2 million. This decrease in Adjusted EBITDA loss was attributable primarily to selling, general and administration expenses that existed during 2013, which mainly referred to various consultation fees of $18.6 million in relation to our efforts to implement our business plan, a major part of which is our vertical integration strategy, as well as in fees related to the coal property acquisitions that did not finalize or are still under negotiations of $26.8 million.

EBITDA loss for the year ended December 31, 2013 was $81.3 million, compared to EBITDA loss for the year ended December 31, 2012 of $309.0 million. Adjusted EBITDA for the year ended December 31, 2013 was a loss of $55.9 million, representing EBITDA before non-cash items such as $25.2 million of share-based compensation expenses and loss in fair value of derivatives in the amount of $0.3 million. Adjusted EBITDA for the year ended December 31, 2012 was a loss of $2.3 million, representing EBITDA before non-cash items such as $7.1 million of impairment losses, $2.4 million of share-based compensation expenses, a $0.01 million provision for doubtful receivables, a $0.04 million reversal of provision for claims, $293.1 million loss on extinguishment of convertible notes, and $4.1 million for restructuring expenses. This increase in Adjusted EBITDA loss was mainly attributable primarily to the increase in selling, general and administration expenses, which mainly refer to various consultation fees of $18.6 million in relation to our efforts to implement our business plan, a major part of which is our vertical integration strategy, as well as in fees related to the coal property acquisitions that did not finalize or are still under negotiations of $26.8 million.

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

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2014, our significant existing contractual obligations and contingencies consisted of our obligations as a borrower under our loan facility agreements, our convertible notes, our rental agreements and under lease agreements.

(in 000's USD)	Payment Due by Period
Contractual obligations	Total	Less than	1-3 years	3-5 years	More than
		a year			5 years
Debt obligation (1)	$72,045	$43,288	$11,507	$17,250	$-
Interest payments (2)	19,028	14,345	4,050	633	-
Rental agreements (3)	2,546	271	500	880	895
Lease obligations (4)	55,423	9,245	8,010	38,168	-
Business acquisition obligations (5)	5,682	5,682	-	-	-
Warrant liability	7,745	7,745	-	-	-
Financial Instruments	39,300	39,300	-	-	-
Convertible Notes (6)	97,121	23,210	11,411	-	62,500
Total	$298,890	$143,086	$35,478	$56,931	$63,395

Notes:

(1)

Refers to our obligations to repay the indebtedness outstanding as of December 31, 2014, (including long-term debt) based on the information obtained during the period ending on May 12, 2015. For the amendments please refer to “Item 5. Operating and Financial Review and Prospects-Recent Developments” and “-Liquidity and Capital Resources” for a summary of the amendments.

(2)

Refers to our expected interest payments over the term of the indebtedness outstanding (including convertible notes) as of December 31, 2014, assuming the respective interest rate of each long -term debt loan or convertible note.

(3)	Refers to our obligations under the rental agreements for office space.

(4)	Refers to our capital and sale and lease back obligations included interest.

(5)	Refers to our obligations under the sale and purchase agreement dated October 23, 2014, as amended November 24, 2014 with Thalassa Holdings.

(6)	Refers to our obligations to repay the convertible notes outstanding as of December 31, 2014, based on the information obtained during the period ending on May 12, 2015. For the amendments please refer to “Item 5. Operating and Financial Review and Prospects-Recent Developments” and “-Liquidity and Capital Resources” for a summary of the amendments. The amount does not reflect the unamortized BCF treated as a debt discount to the 7% Notes as of May 12, 2015.

Commitments

(i) Rental agreements

We have entered into office, parking and warehouse rental agreements with a related party, Terra Stabile S.A. (“Terra Stabile”) and Terra Norma S.A. (“Terra Norma”), which are controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors.

On January 1, 2015, we entered into two annual lease agreements with Terra Norma and Terra Stabile, which is controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, in relation to office parking space for a monthly aggregate rate of approximately €1,500. In addition, on January 7, 2015, we amended our office and warehouse rental agreements with Terra Stabile. According to the amendments, the aggregate monthly rate of approximately €30.267 was reduced to approximately €17.131 for the next three years.

The committed rent payments to Terra Stabile S.A. and Terra Norma S.A. after the amendments in January 2015 are (in millions):

December 31, 2015	$0.3
December 31, 2016	0.3
December 31, 2017	0.3
December 31, 2018	0.4
December 31, 2019	0.4
Thereafter	0.9

$2.6

(ii) Coal Sale Purchase Agreements (CPAs)

New Lead JMEG LLC, a joint venture affiliate, entered in April 2012 into two Coal Sale Purchase Agreements with a third party located in Kentucky, USA, to purchase thermal coal, which is used in power plants for electricity generation and other industrial uses. Pursuant to various communications, the third party is not in the position to meet its contractual obligations under the CPAs. As a consequence, we consider the agreements as terminated.

Recent Accounting Pronouncements

In April 2015, the FASB issued an ASU which requires that debt issuance costs be presented in the balance sheet as a direct reduction to the carrying amount of the associated debt liability, consistent with debt discounts. Currently debt issuance costs are recognized as an asset. The ASU is effective in the first quarter of 2016 and is required to be applied retrospectively. Early adoption is permitted. We do not expect the adoption of this standard to have material impact on its results of operations, financial position, and cash flows.

In February 2015, the FASB issued the ASU 2015-02, Consolidation, Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered Variable Interest Entity, amends the criteria for determining if a service provider possesses a variable interest in a Variable Interest Entity and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The adoption of this ASU is not expected to have a material impact on our financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement, Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on our financial statements.

In November 2014, the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Is More Akin to Debt or to Equity. This update has an objective to eliminate the use of different methods in practice and thereby reduce existing diversity under US GAAP in the accounting for hybrid financial instruments issued in the form if a share. The new standard is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern: Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard is not expected to have a material impact on our financial statements.

In June 2014, the FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Allow a Performance Target to Be Achieved after the Requisite Service Period. Entities commonly issue share -based payment awards that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards. Examples of performance targets include an entity attaining a specified profitability metric or selling shares in an initial public offering. Generally, an award with a performance target also requires an employee to render service until the performance target is achieved. In some cases, however, the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. That is, the employee would be eligible to vest in the award regardless of whether the employee is rendering service on the date the performance target is achieved. This update has an objective to resolve the diverse accounting treatment of those awards in practice. The new standard is effective for annual periods and interim periods beginning after December 15, 2015. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on our financial statements.

In June 2014, the FASB issued ASU No. 2014-11Transfers and Servicing: Repurchase Agreements and Similar Transactions. Repurchase-to-maturity transactions are generally accounted for as sales with forward agreements under current accounting, whereas typical repurchase agreements that settle before the maturity of the transferred financial asset are accounted for as secured borrowings. The amendments in this update change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The amendments also require two new disclosures. The accounting changes in this update are effective for public business entities for the first interim or annual period beginning after December 15, 2014. The adoption of this ASU is not expected to have a material impact on our financial statements.

In May 2014, The FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. In April 2015, the FASB proposed a deferral of the effective date of this ASU by one year, but permits entities to adopt one year earlier if they choose. The proposal to defer the effective date is currently not approved. The adoption of the new standard is not expected to have a material impact on our financial statements.

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on our financial statements.

G.	Safe Harbor

See the section “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As of May 12, 2015, set forth below are the names, ages and positions of our directors and executive officers and their respective terms of service to NewLead. Our board of directors is elected on a staggered basis, and each director elected holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The primary business address of each of our executive officers and directors is 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece,.

Name	Age	Position

Michail S. Zolotas	41	Class I Director and CEO since October 2009 and Chairman since January 2013
Spyros Gianniotis	55	Class III Director since October 2009 and Deputy Chairman since March 2013
Sae Jung Oh	60	Class II Director since December 2011
Panagiotis Skiadas	44	Class III Director since June 2005
Antonios Bertsos	40	Chief Financial Officer since October 2011, Corporate Secretary since May 2012 and President since March 2013

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class I Director expires at our annual general meeting of shareholders (the “AGM”) in 2015, the term of the Class II Directors expires at our AGM in 2017 and the term of the Class III Director expires at our AGM in 2016.

Set forth below is certain biographical information about each of these individuals.

Michail S. Zolotas

Director, Chairman and Chief Executive Officer

Michail S. Zolotas has long-standing experience in the shipping sector. Michail S. Zolotas is a third generation ship owner with over 20 years of technical, operational and commercial experience. Throughout his career in the shipping in industry, he has managed more than 120 vessels of all types and has built more than 50 newbuilding vessels in all major shipyards. Prior to October 2009, Michail S. Zolotas was Chief Executive Officer of Grandunion Inc., a private ship management company which achieved to have 27 vessels under management. Michail S. Zolotas founded GrandUnion Inc. together with Mr. Nicholas G. Fistes in 2006. He was also President of Newfront Shipping S.A., a shipping company which was managing a fleet of more than 24 vessels. Mr. Zolotas was General Manager from 1999 until 2006. Michail S. Zolotas achieved to expand the fleet of Stamford Navigation Inc. to 40 vessels under management with a fleet ranging from 17,000 dwt to 170,000 dwt. Michail S. Zolotas joined Stamford Navigation Inc. as a superintendent engineer in 1997 in the technical management of Stamford Navigation Inc. especially in newbuildings supervision and repairs and conversion of fleet in operation . Michail S. Zolotas is a member of the Hellenic and Black Sea Mediterranean Committee of Bureau Veritas, China Classification Society Mediterranean Committee and Registro Italiano Navale Committee. From 2001 to 2007, he also served on the board of the CTM Pool. Michail S. Zolotas holds a B.E. in Mechanical Engineering from Stevens Institute of Technology in New Jersey, USA.

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

Panagiotis Skiadas

Director

Panagiotis Skiadas has served as a member of our board of directors since the closing of our initial public offering in June 2005. He is currently the Environmental and Climate Change Manager of VIOHALCO S.A., a holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 10% of Greece’s total exports. Within that role, Mr. Skiadas is responsible for all environmental and climate change issues as well as certain energy related matters. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed a similar role for a subsidiary of VIOHALCO, ELVAL S.A. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games in Athens in 2004. Mr. Skiadas holds a Bachelor of Science from the University of Florida and a Master’s degree in Engineering from the Massachusetts Institute of Technology in Environmental Engineering.

Sae Jung Oh

Director

Sae Jung Oh has been the Managing Director of Great Shipping Co. Inc., in Piraeus, Greece sine 2013 and also the Managing Director of MJLF Athens, a subsidiary of MJLF & Associates, USA, a shipbroking company, since 2008. He is an active shipbroker in projects related to newbuildings, S&Ps and repair and conversion, covering both the technical and commercial scopes of interest with a broad experience in Europe, Asia and the United States. Mr. Oh is an appointed member of the National Unification Advisory Council of Korean with a two year tenure. Mr. Oh has also served as Vice Chairman of the Korean Association of Greece. During his 28 year career with Hyundai Mipo Dockyard, Mr. Oh has been the representative of Hyundai Mipo Dockyard, Athens Branch from 1996 to 1999 and from 2003 to 2006 and the representative of Hyundai Mipo Dockyard, Singapore Branch since 1993. Mr. Oh commenced his career with Hyundai Mipo Dockyard in 1980 as a Ship Repair Engineer of the Machinery Division to become a Project Manager. Mr. Oh holds a Bachelor of Science in Mechanical and Thermal Engineering, from Hanyang University in Seoul, Korea.

Antonios Bertsos

Chief Financial Officer, President and Corporate Secretary

Antonios Bertsos is President, Corporate Secretary and Chief Financial Officer since October 1, 2011. Prior to this, Antonios Bertsos held the position of Deputy Chief Operating Officer of NewLead since April 2010. Prior to joining NewLead, Antonios Bertsos served as Chief Financial Officer for Aries Energy Corporation from February 2005 to March 2010. Antonios Bertsos commenced his career as an Auditor at PricewaterhouseCoopers in 1999. Mr. Bertsos holds a B.Sc. in Accounting and Finance from Deree College in Greece and a Postgraduate Diploma in Business Administration from the University of Leicester in the United Kingdom.

B. Compensation

We paid our officers and directors an aggregate compensation of approximately $0.47 million for the year ended December 31, 2014, $0.42 million for the year ended December 31, 2013 and $0.68 million for the year ended December 31, 2012. In addition, total share-based compensation costs for the year ended December 31, 2014 was $23.4 million. In addition, each director was reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. These reimbursed amounts were insignificant for the year ended December 31, 2014.

On February 15, 2012, we issued 1,144 shares to Michail Zolotas, for his 2009, 2010, and 2011 annual base salary in accordance with the terms of his 2011 employment agreement. On April 1, 2013, we also granted and issued to Michail Zolotas 29,893 common shares, of which 40% vested upon issuance and the remaining 60% was vested as of November 1, 2013 pursuant to relevant resolutions adopted by the Company’s Compensation Committee on October 13, 2013. These shares were granted in recognition of the significant work performed by Michail Zolotas in connection with the restructuring of the Company. On April 1, 2013, pursuant to the terms of his employment agreement, we also issued 971 common shares to Michail Zolotas for his 2012 annual base salary, which vested upon issuance.

On January 2, 2012, we entered into an employment agreement with Michail Zolotas, which entitles Michail Zolotas to an annual base salary and an annual incentive bonus that is payable in our common stock. The agreement is retroactive for the years 2010 and 2011 and effective until December 31, 2016, after which it will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreement. Pursuant to the employment agreement, Michail Zolotas will be entitled to the following compensation: (1) for the period between October 13, 2009 until the end of 2010, he will be entitled to an aggregate base salary of $1.3 million and bonus of $0.3 million which will be paid in shares priced at $27,000,000 per share, resulting in an aggregate issuance of 1 share , (2) for 2011, he will be entitled to an aggregate base salary of $1.3 million and bonus of $0.3 million, which will be paid in shares priced at $2,250,000 per share, resulting in an aggregate issuance of 1 share; and (3) for each year from 2012 until the end of 2016, he will be entitled to an aggregate base salary of $1.45 million and bonus of $1.45 million, which will be paid in shares priced at $2,250,000 per share, resulting in an aggregate issuance of 2 shares. Under the employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. If an executive’s employment is terminated for “cause” or voluntarily by the employee without “good reason,” the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination.

On January 1, 2013 and January 10, 2014, two amendments to the employment agreement with Michail Zolotas were signed. Pursuant to the amended employment agreement, Michail Zolotas will be entitled, for each year from 2013 through 2018, to an aggregate base salary of $1.5 million per year, which will be paid in advance and in common shares of the Company. The Company agreed to pay the annual base salary owed to Michail Zolotas for the year 2013 by May 30, 2013 and on May 31, 2013, 5 common shares were issued. The share price used for the calculation of the shares was the average closing price of the Company’s common stock for the last thirty trading days prior to the date on which the shares were delivered to Michail Zolotas. On January 7, 2014, pursuant to the terms of his employment agreement, we issued 4 common shares to Michail Zolotas for his 2014 annual base salary, which vested upon issuance. However, according to the second amendment, on March 11, 2014, we issued also 33 additional common shares of the Company. In addition, according to the second amendment, every ninety days and for a period of two years following the date of the issuance of the additional shares, we shall perform true up clause exercises, whereupon if the shares trading price is less than the share price used to issued the Salary shares, additional shares are to be issued. For the fiscal year 2014 and for each subsequent year, the share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 10 days (in comparison to 365 days mentioned in the first amendment) prior to the date on which the shares are delivered to the Michail Zolotas. Pursuant to the terms of the amended employment agreements, for each year from 2013 until 2018, Michail Zolotas will also be entitled to an incentive bonus in a target amount of $4.5 million per year in the sole discretion of the board of directors, which will be paid in common shares or warrants. The share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 60 trading days prior to the date on which the target bonus is granted to Michail Zolotas. The target bonus for each performance period will be determined on an annual basis and based on such factors as the board and Michail Zolotas shall in good faith agree, such factors to be agreed no later than 60 days following the start of each performance period, except in the year 2013 where the target bonus of Michail Zolotas was granted on May 30, 2013. Each target bonus, if any, shall be paid on or before March 1 of the year following the performance period to which the bonus relates. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, Michail Zolotas is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement), he will be entitled to a cash payment equal to (i) twenty times his then-current base salary and (ii) twenty times his annual bonus for the prior year within 30 days following the effectiveness of the termination.

The bonus for the years 211, 2012 and 2013 have been included in the true up clause exercise after approval of the compensation committee. On May 12, 2014 55,866 shares of the Company’s common stock were approved to Michail Zolotas as an incentive bonus for the years 2011 and 2012. On May 12, 2014, pursuant to the terms of his employment agreement, we issued 7,508 shares of the Company’s common stock to Michail Zolotas for his 2014 annual base salary according the true up clause exercise, which vested upon issuance. On June 4, 2014, we issued 131,597 shares of the Company’s common stock to Michail Zolotas, as an incentive bonus for the year 2013. On June 6, 2014 in respect to the bonus incentive 2011 and 2012 and pursuant to the true up clause exercise, we issued 187,414 shares of the Company’s common stock to Michail Zolotas , which vested upon issuance. On September 23, 2014 in respect to the bonus incentive 2011, 2012 and 2013, we issued 44,594,461 shares of the Company’s common stock to Michail Zolotas, which vested upon issuance.

C. Board Practices

Board Classes

Our board of directors currently consists of four members. Our directors serve until their successors are appointed or they resign, unless their office is earlier vacated in accordance with our bye-laws or with the provisions of the BCA. Each of the directors has served in his respective capacity since his election, which for all directors, except Panagiotis Skiadas and Sae Jung Oh, was October 13, 2009. Mr. Skiadas and Mr. Oh have served as members of the board since June 2005 and December 2011, respectively. Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class I Director expires at our annual meeting in 2015, the term of the Class II Director expires at our annual meeting in 2017 and the term of the Class III Directors expires at our annual meeting in 2016. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term.

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

On August 4, 2014, we issued warrants to our employees / consultants in the approximate amount $7.7 million for the bonus of year 2013, 2012 and 2011.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of May 12, 2015 for:

•	each of our directors and executive officers who beneficially own our shares; and
•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 12, 2015 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 425,668,806 shares outstanding on May 12, 2015. None of the shares set forth in the table below as being beneficially owned by these shareholders have voting rights that differ from the shares of any other shareholder. Unless otherwise specified, the business address of each of the individuals set forth below 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece.

Unless otherwise indicated, NewLead believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage
Executive Officers and Directors
Michail S. Zolotas (1)(2)(3)(4)	52,507,831	12.3%
Antonios Bertsos	56,993	*
Spyros Gianniotis	10,934	*
Sae Jung Oh	5,905	*
Panagiotis Skiadas	0	*
Directors and Executive Officers as a Group (1)(2)(3)(4)(5)	52,581,663	12.3%

* Less than one percent

(1)

Includes 238 common shares beneficially owned by Focus Maritime Corp., a Marshall Islands corporation. Focus Maritime Corp. is wholly-owned by Michail Zolotas. Focus Maritime Corp.’s business address is Krevvata 9, 185 38 Piraeus, Greece.

(2)

Includes 2 common shares beneficially owned by Grandunion, a Marshall Islands corporation, which is controlled by Michail Zolotas, who owns 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece. The foregoing information was derived from a Schedule 13D/A filed with the SEC on April 30, 2012.

(3)

The voting agreement between Rocket Marine Inc. and Grandunion, pursuant to which Grandunion had voting power over 3,254 common shares beneficially owned by Rocket Marine Inc., expired on February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of Michail Zolotas or Grandunion.

(4)

Includes an aggregate of 4,198,517, 421,600 and 3,253,527 common shares beneficially owned by Terra Stabile A.E., Terra Norma S.A. and Aurora Properties Inc., each of which are affiliated with Michail Zolotas. The address for each of Terra Stabile A.E. and Terra Norma A.E. is 115 Acharnon Street, 104 46, Athens, Greece and the address for Aurora Properties Inc. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 12, 2015, based on 425,668,806 common shares outstanding as of such date, to our knowledge, there are is only one beneficial owner of more than 5% of our outstanding common shares, who is Michail Zolotas although we do have outstanding notes and agreements that are convertible into our common shares. Some of the notes and agreements contain provisions which restrict the conversion of such note or agreement to no more than 4.99% of our outstanding common shares at the time of such conversion. For those notes and agreements that do not contain such 4.99% beneficial ownership blocker, they could be convertible into 5% or more of our outstanding common shares, but the conversion prices are based on a formula which is based on the market price at the time of conversion. As of May 12, 2015, the following notes and agreements are outstanding and are convertible into common shares pursuant to their respective conversion provisions, which conversion formula is based on the market price at the time of such conversion and certain of the notes and agreements contain provisions for the issuance of additional common shares depending on the sale price of the shares received upon conversion:

i.	Prime Shipping Holding Ltd. Note, dated August 29, 2013, in the principal amount of $50 million
ii.	Pallas Highwall Mining, LLC. Note, dated December 9, 2013, in the principal amount of $24 million
iii.	Pallas Management LLC Note, dated May 14, 2014 in the principal amount of $5 million
iv.	F&S Capital Partners Ltd. Note, dated February 26, 2014 in the principal amount of $3.5 million

B. Related Party Transactions

Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Terra Stabile S.A./Terra Norma S.A.

We lease office space as well as warehouse space in Piraeus, Greece from Terra Stabile, which is controlled by Michail Zolotas. In November 2009 and February 2010, we and Terra Stabile entered into a 12-year lease agreement in relation to the office space, which was amended during February 2013 regarding the monthly rent for the years of 2013 and 2014. On April 28, 2010, we and Terra Stabile entered into a 12-year lease agreement for the warehouse space. In January 2013 and January 2014, we entered into annual lease agreements with Terra Norma and Terra Stabile, which are also controlled by Michail Zolotas in relation to office parking. Total rent for the years ended December 31, 2014, 2013 and 2012 was approximately $0.3 million per year. During the year ended December 31, 2014, we issued, according to their respective settlement and subscription agreements, an aggregate of 4,620,108 shares which vested upon issuance, to settle true up clause obligations of 2013 with Terra Stabile and Terra Norma. During the year ended December 31, 2013, we issued, according to their respective settlement and subscription agreements, an aggregate of 9 shares which vested upon issuance, to settle outstanding liabilities of $0.4 million with Terra Stabile and Terra Norma. During the year ended December 31, 2012, we issued, according to their respective settlement and subscription agreements, an aggregate of 1 share which was vested upon issuance, to settle outstanding liabilities of $0.5 million with Terra Stabile and Terra Norma.

On January 1, 2015, we entered into two annual lease agreements with Terra Norma and Terra Stabile, which is controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, in relation to office parking space for a monthly aggregate rate of approximately €1,500. In addition, on January 7, 2015, we amended our office and warehouse rental agreements with Terra Stabile. According to the amendments, the aggregate monthly rate of approximately €30.267 was reduced to approximately €17.131 for the next three years.

December 31, 2015	$0.3
December 31, 2016	0.3
December 31, 2017	0.3
December 31, 2018	0.4
December 31, 2019	0.4
Thereafter	0.9

$2.6

Aurora Properties Inc.

During the year ended December 31, 2014 and 2013, we issued 3,085,819 to settle true up clauses liabilities of 2013 and 2012. During the year ended December 31, 2013, the Company issued 8 common shares to settle $548 for various administrative services provided by Aurora Properties Inc., which is directed by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. The settlement agreements with Aurora Properties Inc. contain true up clauses in order to have the liability fully settled.

Affiliates

On April 11, 2012 we established New Lead JMEG LLC, through one of our wholly-owned subsidiaries, NewLead Holdings (US) Corp with J Mining & Energy Group, Inc. as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. We have joint control with J Mining & Energy Group, Inc. of New Lead JMEG LLC and are entitled to and are liable for the total net assets of the joint venture. In any and all contracts relating to coal mining and sales of coal in the United States, under the joint venture operations, Jan M. Berkowitz, the President and Chief Executive Officer of J Mining & Energy Group, Inc., was nominated, constituted and appointed with full power to execute and legally bind to act on behalf of us in the negotiation of deals related to coal-bearing properties in the United States.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings Against Us

From time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Current legal proceedings of which we are aware are as follows:

•	The charterers of the vessel Newlead Avra notified us in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)	Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo in New York in September 2007;

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

Joint Venture (26%) Contingencies

On June 21, 2013, New Lead JMEG LLC entered into a Coal Purchase Agreement (the "CPA") with Transasia Commodities Limited ("Transasia") for a shipment of 110,000 metric tonnes of coal to be delivered mid July 2013. Transasia commenced proceedings before the Supreme Court of the State of New York against New Lead JMEG LLC, NewLead, our Chairman Mr. Zolotas and Mr. Jan Berkowitz, for non-performance of the CPA. Transasia demanded for the alleged breach of the CPA the approximate amount of $6.5 million. Up to this date, Transasia's claim has not been presented with much clarity and in terms of liability; it is questionable whether the loss can be quantified. Currently, there are ongoing discussions for settlement. We do not anticipate any amount in excess of the amount accrued, to be material to the financial statements, for possible loss related to this claim.

Dividend Policy

On September 12, 2008, we determined to suspend payment of our quarterly dividend, effective immediately. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our credit facility agreements, and those created by Bermuda law. We do not intend to declare a dividend in the foreseeable future.

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

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than its liabilities. If the realizable value of our assets decreases, in order for us to pay dividends, we may require our shareholders to approve resolutions reducing our additional paid in capital account by transferring an amount from such account to our contributed surplus account.

B.	Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

Currently, our common shares are quoted in the Grey Market under the symbol “NEWL”.

The following table sets forth, for the periods indicated, the reported intra-day high and low market prices of our common shares as currently quoted on the OTC-Grey Market, since July 22, 2014, and prior to such time on NASDAQ. The following prices reflect the 1 for 12, the 1 for 15, the 1 for 3, the 1 for 10, the 1 for 50 and the 1 for 50 alterations of share capital on August 3, 2010, on October 17, 2013, on December 6, 2013, on March 6, 2014, on May 15, 2014 and on July 15, 2014 respectively.

On May 12, 2015, the closing price of our common shares was $0.008.

	High	Low
For the Fiscal Year Ended December 31, 2010	$14,175,000	$2,542,400
For the Fiscal Year Ended December 31, 2011	$4,364,825	$517,475
For the Fiscal Year Ended December 31, 2012	$5,883,525	$348,725
For the Fiscal Year Ended December 31, 2013	$3,071,125	$28,500
For the Fiscal Year Ended December 31, 2014	$44,500	$0.02
For the Quarter Ended
March 31, 2013	$3,071,125	$382,475
June 30, 2013	$730,100	$146,250
September 30, 2013	$281,250	$80,425
December 31, 2013	$176,500	$28,500
March 31, 2014	$44,500	$3,800
June 30, 2014	$4,125	$11.50
September 30, 2014	$14.50	$0.06
December 31, 2014	$0.30	$0.02
March 31, 2015	$0.04	$0.007
For the Month Ended
November 30, 2014	$0.05	$0.02
December 31, 2014	$0.30	$0.02
January 31, 2015	$0.04	$0.007
February 28, 2015	$0.04	$0.007
March 31, 2015	$0.03	$0.013
April 30, 2015	$0.03	$0.01
May 31, 2015 (through May 12, 2015)	$0.012	$0.008

B.  Plan of Distribution

Not applicable.

C.  Markets

See “Item 9A.” above.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of Association and Bye-laws

The following description of our share capital summarizes the material terms of our Memorandum of Association and our bye-laws. Under our Memorandum of Association, as amended, our authorized capital consists of 500,000,000 preference shares, par value $0.01 per share, and 50,000,000,000 common shares, par value of $0.01 per share.

Common Shares

Our Memorandum of Association was amended on August 26, 2009 to increase our authorized share capital to 1,000,000,000 common shares and 500,000,000 preference shares. By a Board Resolution dated February 17, 2015 the authorized common shares were increased to 50,000,0000,0000 (fifty billion) by the creation of 49,000,000,000 (forty nine billion) common shares of par value $0.01, such that the authorized share capital of the Company shall be $505,000,000 (five hundred five million) divided into 50,000,000,000 (fifty billion) of common shares of par value $0.01 and 500,000,000 (five hundred million) of preference shares of par value $0.01.

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

Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized preference shares, unless otherwise required by applicable law or listing requirements.

On March 4, 2014 (the “Effective Date”), we entered into a Share Subscription Agreement (the “SSA”) with Ironridge Global IV, Ltd. (“Ironridge”), and other related transaction documents, as defined therein related to the issuance of $25 million in convertible, including Series A Preference Shares (the “Preference Shares”), Promissory Notes and an Irrevocable Letter of Instruction dated March 4, 2014 (together the “Transaction Documents”). The consideration for issuance of the Preference Shares consisted partially of cash and the balance was paid through the issuance of a series of promissory notes in our favor, the repayment of which was expected to commence approximately 90 days after closing, subject to certain conditions, with nine monthly installments thereafter, in accordance with the provisions of the Agreement. The promissory notes bore interest at a rate of 1.0% per annum. Pursuant to the Certificate of Designations with respect to the Preference Shares (the “Certificate of Designations”), the Preference Shares accrued cumulative dividends at a rate equal to 10.75% per annum, subject to adjustment as provided in the Certificate of Designations. The dividends were payable in cash or our common shares (the “Common Shares”) at our option and upon conversion of the Preference Shares, such dividends have a guaranteed amount equivalent to dividend, meaning that Ironridge would be entitled tofor the period of seven years after the Effective Date. The Certificate of Designations also provides that, immediately upon the Effective Date, Ironridge has the right to convert the Preference Shares into Common Shares at a price of $25,000 per Common Share, subject to adjustment as set forth in the Certificate of Designations, provided the respective promissory note given as consideration for the issuance of the Preference Shares to be converted has been paid. On or after seven years from the Effective Date, we had the right to redeem the Preference Shares at the liquidation value of $10,000 per share (the “Liquidation Value”), plus accrued and unpaid dividends thereon. Prior to such time, we could redeem the Preference Shares at the Liquidation Value plus the guaranteed dividends amounts, less any dividends paid (the “Early Redemption Price”). Upon certain liquidation events occurring prior to the seven year anniversary of the Effective Date, we would redeem the Preference Shares at the Early Redemption Price. We received partial consideration of $2.5 million in cash at the closing of the transaction. The preference shares did not have any voting rights. Series A Preference Shares and its guaranteed dividend is related to equity classified preference shares. We issued 2,750 shares of our designated Series A Preference Shares to Ironridge Global IV Ltd, for the purchase amount of $25 million. Ironridge converted 750 preference shares into common shares. The Series A Preference Shares were redeemable at our election within seven years at a price equal to $10,000 per share. The holder of the preference shares shall have the right to convert the shares of preference shares into common stock prior to the scheduled maturity dates at a price of $25,000 per share of common stock

During 2014, we issued 31,149,301 common shares in relation to the conversion of preference shares and payment of the guaranteed dividend amount. The fair value of the shares issued for the guaranteed dividend amount was $35.1 million.

On December 11, 2014, we signed a settlement agreement and release (the “Settlement Agreement and Release”) with Ironridge whereupon in the same instance the Transaction Documents were terminated and have no further force and effect. As a result, the notes were cancelled with no further force and effect, any share reserve accounts previously requested by Ironridge were cancelled, and the unconverted preference shares were surrendered by Ironridge.

Alteration of Share Capital

On October 17, 2013 and on December 6, 2013, a 1 for15 and a 1 for 3 reverse stock splits of our common shares were effected respectively, after the approval by our Board of Directors and by written consent of the majority of our shareholders. The reverse stock splits consolidated every fifteen common shares and every three common shares respectively into one common share with par value of $0.01 per share. In addition, on March 6, 2014, consolidation of our common shares was effected at a ratio of a 1 for 10 after the approval by our Board of Directors and by written consent of the majority of our shareholders. Every ten common shares were consolidated into one common share, with a par value of $0.10 per share. In addition, on May 15, 2014 consolidation of our common shares was effected at a ratio of a 1 for 50 after the approval by our Board of Directors and by written consent of the majority of our shareholders such that every 50 common shares of par value $0.10 per share were consolidated into one common share of par value of $5.00 per share. By the approval of our Board of Directors and by written consent of the majority of our shareholders, a reduction of issued share capital was effected by way of cancelling paid-up share capital to the extent of $4.99 on each issued common share, so that the par value of the common shares be reduced to $0.01; such being effective as of June 14, 2014. In addition, on July 15, 2014 consolidation of our common shares was effected at a ratio of a 1 for 50 after the approval by our Board of Directors and by written consent of the majority of our shareholders. Every 50 common shares of par value of $0.01 were consolidated into one common share of par value of $0.50 per share. By the approval of our Board of Directors and by written consent of the majority of our shareholders, on October 24, 2014, a reduction in the par value of the common shares was effected from $0.50 to $0.01 by way of cancelling paid-up share capital to the extent of $0.49 on each issued common share. There can be no assurance that we will not undertake further reverse splits or consolidations of our common shares subsequent to the filing of this report. With respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, as may be required by such securities where applicable, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio, 1:10 ratio, 1:50 ratio and 1:50 ratio, for all periods presented. Due to such alterations in our share capital numbers of common shares, earnings per share, common shares obtainable upon conversion or exercise of convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The accompanying consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 including the notes to financial statements reflect the aforementioned alterations of our share capital.

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

We entered into a Registration Rights Agreement on December 23, 2013, with Dominion Capital L.L.C, pursuant to a “Securities Purchase Agreement” dated December 23, 2013. Subject to the terms of this agreement, if at any time we determine to register any of our common shares exclusively for cash either on our own account or for the security holders, we shall give proper notice to Dominion Capital L.L.C.. If Dominion Capital L.L.C. satisfies the requirements imposed by the Registration Rights Agreement, then we will file the relevant registration statements for Dominion Capital L.L.C. in the manner and in satisfaction of the terms of the same agreement.

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

Blank Check Preference Shares

Under the terms of our bye-laws, subject to applicable legal or listing requirements, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 preference shares with such rights, preferences and privileges as our board may determine. Our board of directors may issue preference shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Employment Agreement, dated January 1, 2013, between the Company and Michail Zolotas. Please refer to “Item 6. -Directors, Senior Management and Employees” for a summary of certain contract terms.

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

Stipulation of Settlement Agreement, dated June 24, 2013, between the Company and Hanover Holdings I, LLC. Please refer to “Note 14 of the accompanying Consolidated Financial Statements” for a summary of certain contract terms.

Stipulation of Settlement Agreement between the Company and Hanover, dated November 21, 2013. Please refer to “Note 14 of the accompanying Consolidated Financial Statements” for a summary of certain contract terms.

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

Loan Agreement, dated March 8, 2013 between New Lead JMEG LLC and Oppenheim Capital Ltd. for a facility of $1.35 million. Please refer to “Note 15 of the accompanying Consolidated Financial Statements” for a summary of certain contract terms.

Amended and Restated Registration Rights Agreement, dated April 10, 2013, by and between the Company and Piraeus Bank A.E. Please refer to “Item 10.-Additional Information” for a summary of certain contract terms.

Sixth Amendment to the Asset Purchase Agreement, dated November 5, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. Due to failure of the Company to remit the purchase price, sellers agreed to have this matter settled via the December Settlement Agreement. Please refer to “Note 5 of the accompanying Consolidated Financial Statements”.

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

Securities Purchase Agreement, dated as of December 23, 2013, between the Company and Dominion Capital L.L.C. Please refer to “Note 16 of the accompanying Consolidated Financial Statements” for a summary of certain contract

Registration Rights Agreement, dated as of December 23, 2013, between the Company and Dominion Capital L.L.C. Please refer to “Note 16 of the accompanying Consolidated Financial Statements” for a summary of certain contract

Share Subscription Agreement, dated as of March 4, 2014, between the Company and Ironridge Global IV, Ltd. Please refer to “Item 10. Additional Information-B. Memorandum of Association and Bye-laws-Preference shares” for a summary of certain contract terms.

Securities Purchase Agreement dated February 26, 2014, between the Company and F&S Capital Partners Ltd. Please refer to “Note 16 of the accompanying Consolidated Financial Statements” for a summary of certain contract

Securities Purchase Agreement, dated May 12, 2014, between the Company and Archangel Trading S.A. Please refer to “Note 16 of the accompanying Consolidated Financial Statements” for a summary of certain contract

Securities Purchase Agreement dated August 3, 2014, between the Company and F&S Capital Partners Ltd. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Securities Purchase Agreement dated August 17, 2014, between the Company and F&S Capital Partners Ltd. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Securities Purchase Agreement dated September 12, 2014, between the Company and Cheyenne Holding Ltd. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Exchange Agreement dated August 1, 2014, by and between the Company and Oppenheim & Co. Limited. Please refer to “Note 16 of the accompanying Consolidated Financial Statements” for a summary of certain contract

Unsecured Convertible Note dated August 1, 2014 made by the Company to Oppenheim & Co. Limited in the amount of $2,190,319.75. Please refer to “Note 16 of the accompanying Consolidated Financial Statements” for a summary of certain contract

Note Purchase Agreement dated May 14, 2014, by and between the Company and Pallas Management LLC. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Addendum no. 1 dated Nov. 14 2014 to the Promissory Note dated May 14, 2014, by and between the Company and PallasManagement LLC. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Unsecured Convertible Note dated January 14, 2015 made by the Company to F&S Capital Partners Ltd. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Securities Purchase Agreement dated December 31, 2014, by and between the Company and TCA Global Credit Master Fund, LLP. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Share Sale and Purchase Agreement dated October 16, 2014, by and between the Company, Thalassa Holdings SA and Newlead Tanker Acquisitions Inc. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Addendum no. 1 dated November 24, 2014, to the Share Sale and Purchase Agreement dated October 16, 2014, by and between the Company, Thalassa Holdings SA and Newlead Tanker Acquisitions Inc. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

BIMCO Bareboat Agreement dated November 13, 2014 by and between the Company and Flegra Compania Naviera S.A. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

BIMCO Bareboat Agreement dated October 23, 2014 by and between the Company and Frourio Compania Naviera S.A. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Exchange Agreement dated August 4, 2014, by and between the Company and Oppenheim Capital Ltd. Please refer to “Note 16 of the accompanying Consolidated Financial Statements” for a summary of certain contract

Unsecured Convertible Note dated August 4, 2014 made by the Company to Oppenheim Capital Ltd in the amount of $2,499,955.98 Please refer to “Note 16 of the accompanying Consolidated Financial Statements” for a summary of certain contract

D. Exchange controls

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

The U.S. federal income tax consequences to a beneficial owner of shares of our common stock may vary depending upon such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of shares of our common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to such beneficial owners that are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding shares of our common stock as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding shares of our common stock through partnerships, trusts or other entities; beneficial owners of shares of our common stock that own 10% or more (by vote or value) of our outstanding capital stock; U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

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

In relation to the coal business which is subject to taxation in the U.S., as of December 31, 2014, we had net operating loss carryforwards available to offset federal and state taxable income in future years. These operating loss carryforwards will begin to expire in 2033 for federal purposes and 2028 for state purposes, if not previously utilized. As of December 31, 2014 and 2013, the tax year ended December 31, 2014 and 2013 were open for potential examination by Federal and state taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2014 and 2013. We anticipate paying U.S. income tax on income generated from this business.

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

With respect to the Publicly Traded Test, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation is considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock, are quoted on the OTC Grey Markets under the trading symbol “NEWL”.

Under the Treasury Regulations, our common shares are considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding shares, by total combined voting power of all classes of shares entitled to vote and total value, is listed on an established securities market, which we refer to as the listing threshold. Since our common shares are our sole class of issued and outstanding stock and are quoted on the OTC Markets under the trading symbol “NEWL”, we meet the listing threshold.

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

Dividends paid on our common shares to a U.S.Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States ; (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been through 2013, but may be in 2014 and/or future taxable years); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common stock in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

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

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common stock would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock
●	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

●

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY (or successor forms), as applicable.

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

As of December 31, 2014, we had $207.2 million of total indebtedness. The interest on a number of our credit facilities are at floating rates and, therefore, changes in interest rates would have an effect on our interest expense. As of December 31, 2014, we had $72.0 million of floating rate indebtedness out of our total indebtedness of $207.2 million.

For the year ended December 31, 2014, a 1% increase and decrease in LIBOR would have resulted in an increase or decrease of approximately $0.72 million in our interest expense under the terms of our existing credit facilities.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2014, the value of the U.S. dollar reached highs of $1.38 and lows of $1.23 compared to the Euro, and as a result, an adverse or positive movement could increase our expenses. During the year ended December 31, 2014, we experienced $0.03 million realized negative effect. However, we experienced $0.48 million unrealized positive effect of exchange rate movement.

Credit Risk Exposure

We believe that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks. We are also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. As of December 31, 2014, those derivative instruments are in the counterparties’ favor. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern. As previously announced, due to the economic conditions and operational difficulties described elsewhere in this annual report, we entered into restructuring discussions with each of the lenders under the Financing Documents. As a result of such conditions, over a period of time, we defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). To date, we continue to be in default in Piraeus Bank (CPB loan), the 4.5% Note, the Portigon AG Credit Facility, the Mojave Credit Facility and 7% Notes. Moreover, during April 2015, we received a default letter in respect of the sale and lease back agreements. These lenders have continued to reserve their rights in respect of such defaults. They have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. See “Item 5. Operating and Financial Review and Prospects-Recent Developments” and “-Liquidity and Capital Resources” above for a discussion of our indebtedness and the defaults under the agreements governing such indebtedness.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)  Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2014. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Company's disclosure controls and procedures were effective as of December 31, 2014.

Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)  Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, and is effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company’s consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in “Internal Control - Integrated Framework (2013)”. As a result of this assessment, management has concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was effective, based on those criteria.

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

The discussion below describes the actions that management took during 2013 through the date of this filing to remediate the material weakness in internal control over financial reporting, as described above, that was remediated as of the date of this filing.

Specifically, we have undertaken certain remedial steps, including:

(i)

Increasing the accounting, internal control, and SEC reporting acumen and accountability of our finance employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and internal control over financial reporting.

(ii)

Enhancement of our monitoring control over financial reporting, including additional review by our Chief Financial Officer and senior finance staff over the application of U.S. GAAP accounting knowledge and the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures.

(iii)

Improving the effectiveness of our internal control over financial reporting and disclosure process in reviewing and reorganizing our finance team to provide improved lines of responsibility, review and authority.

(iv)	Hiring of senior accounting staff with GAAP expertise and significant professional experience in the shipping industry and in particular in other US listed companies.

(v)	The finance and accounting staff is continuously trained and accredited in GAAP in order to improve our financial closing procedures in complex and non-routine accounting issues.

(vi)	Continuation of our engagement with an external accounting firm in Charlotte, NC, to assist with the finance and tax function for our mining operations.

As of December 31, 2014, we have concluded that the material weakness described in our annual report on Form 20-F for the year ended December 31, 2013 has been remediated.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our audit committee is comprised of three members, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under SEC regulations. The members of the audit committee are Messrs. Spyros Gianniotis, Sae Jung Oh, and Panagiotis Skiadas. Mr. Gianniotis serves as the “audit committee financial expert” as defined in Form 20-F and is “independent” as defined by Rule 10A-3 of the Exchange Act.

Item 16B.	Code of Ethics

We have adopted a Code of Business Contacts and Ethics that applies to our principal executive officer, principal financial officer, directors and employees of the Company. A copy of Code of Business Contacts and Ethics of the Company is available for review on Company’s website at www.newleadholdings.com. We will also provide any person a hard copy of our Code of Business Contacts and Ethics free of charge upon written request. Shareholders may direct their requests to the Company at 83 Akti Miaouli & Flessa Street, 185 38 Piraeus Greece, Attn: Corporate Secretary. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the year ended December 31, 2014.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal year ended December 31, 2014 was EisnerAmper LLP and for December 31, 2013 was Cherry Bekaert LLP. Our audit fee was $225,000 and $151,962 for the year 2014 and 2013, respectively.

Audit-Related Fees

We did not incur audit-related fees for 2014 or 2013.

Tax Fees

We did not incur tax fees for 2014 or 2013.

All Other Fees

We did not incur any other fees for 2014 or 2013.

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

(a) Dismissal of Independent Registered Public Accounting Firm

On March 19, 2015, the engagement of NewLead Holdings Ltd. (the "Company") with Cherry Bekaert LLP ("CBH") with respect to CBH appointment as the Company's independent registered public accounting firm for the Company’s year ended December 31, 2013 and 2012 ceased.

CBH continues to serve as the Company’s independent registered public accounting firm for the years ended December 31, 2012 and 2013.

The Company has provided CBH with a copy of this Form 20-F prior to its filing with the SEC, and requested that CBH furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements disclosed in the Form 20-F. A copy of the letter from CBH addressed to the SEC dated as of May 13, 2015 is filed as Exhibit 15.1 to this Form 20-F.

The reports of CBH on the Company's consolidated financial statements for the Company's fiscal year ended December 31, 2013 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that the CBH Auditor's report for the year ended December 31,2013 contained an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

Through the date of the dismissal of CBH and issuance of CBH’s report for the year ended December 31, 2012 and 2013 included in this filing on Form 20-F, there were no disagreements with CBH on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CBH, would have caused CBH to make reference to the subject matter of the disagreements as defined in Item 304 (a)(1)(iv)of Regulation S-K in connection with any reports it would have issued, and there were no "reportable events" as such term is described in Item 304(a)(1)(v) of Regulation S-K.

(b) Appointment of New Independent Registered Public Accounting Firm

On March 19, 2015, EisnerAmper LLP (“EisnerAmper”) was appointed to serve as the Company’s new independent registered public accounting firm for the Company’s year ended December 31, 2014. The engagement of EisnerAmper as the Company's new independent registered public accounting firm was approved by the Company's Audit Committee of the Board of Directors.

During the Company's two most recent fiscal years and any subsequent interim period prior to EisnerAmper's engagement as the Company's new independent registered public accounting firm, neither the Company nor anyone acting on its behalf has consulted with EisnerAmper regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report or oral advice was provided to the Company that EisnerAmper concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue with respect to such fiscal years, or (ii) any matter that was either the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K or any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Item 16G.	Corporate Governance

Although NewLead is not listed on a national securities exchange, but quoted on the OTC Grey Markets, we have voluntarily adopted all the key principles of corporate governance to comply with NASDAQ rules and regulations. The Board of Directors of the Company as well as the Company’s management are engaged in being in compliance with NASDAQ corporate governance guidelines, as though the Company was listed.

The Company believes that a good corporate governance structure stems from a commitment to conduct all affairs with trust and integrity. Developing and maintaining trusting relationships relies on our ability to consistently maintain high ethical standards and corporate governance practices. Direction and stewardship of corporate governance practices begin with the Board of Directors; however it is the responsibility of all employees to uphold the Company’s culture of honesty, integrity, respect, and accountability. The adopted corporate governance practices are routinely reviewed, appraised, and modified to ensure that they meet current expectations for best practices.

NewLead certifies that the Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda, where NewLead is registered. Pursuant to an exception for Foreign Private Issuers, NewLead would be exempt from many of NASDAQ’s and US stock exchanges corporate governance practices other than the requirements regarding the submission of a listing agreement, notification of material non-compliance with stock exchange corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter.

Some of the practices that NewLead has adopted that follow NASDAQ’s corporate governance rules and regulations are described below.

•     NewLead has a board of directors with a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with corporate governance requirements. NewLead is not required under Bermuda law to maintain a board of directors with a majority of independent directors, and the Company cannot guarantee that it will always in the future maintain a board of directors with a majority of independent directors.

•     Consistent with Bermuda law, NewLead notifies its shareholders of meetings between 15 and 60 days before the meeting date. This notification contains, among other things, information regarding business to be transacted at the meeting. In addition, the Company’s bye-laws provide that shareholders must give the Company advance notice to properly introduce any business at a meeting of the shareholders. NewLead’s bye-laws also provide that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board of directors from time to time).

•     The Company requires all staff at all times to act honestly and with integrity and to safeguard the Company’s resources for which they are responsible, in order to maintain a fraud free environment To address the aforementioned issue, the Company has implemented an Anti-Fraud Policy in order to outline the responsibilities of all the involved parties with respect to fraud prevention, the actions to be taken if fraud is suspected and the mechanism of verifying suspicion of fraud, the reporting process and the recovery action plan.

•     The Securities Exchange Act of 1934 prohibits the misuse of material, nonpublic information. In order to avoid even the appearance of impropriety, the Company has instituted procedures, the Insider Trading Policy, to prevent the misuse of nonpublic information.

•     The Company is committed to maintaining the highest standards of business conduct and ethics, as well as full compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting and controls, auditing practices and other matters relating to fraud against shareholders. A Code of Business Conduct and Ethics has been implemented by the board of directors and senior management of NewLead to provide principles for conducting business operations to the highest standards and reflect the Company's values. NewLead’s board of directors has established the following committees to assist in carrying out its responsibilities.

The Audit Committee comprised of independent directors who are financially literate, and at least one member must have accounting or related financial expertise. The Audit Committee is responsible for reviewing the Company's annual financial statements and making recommendations as to approval of such statements by the board of directors, approving the quarterly financial statements of the Company before publication, establishing the independence of the external auditor, overseeing management reporting on internal control.

The Governance and Nominating Committee comprised of independent directors and it is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to the board and board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. A formal written Governance and Nominating Charter has been adopted and followed by the Company's board of directors and senior management, pursuant also to the process outlined in our bye-laws.

Compensation Committee comprised of independent directors and it is responsible to review the adequacy and form of compensation of senior management, directors and members of the committees of the board and to supervise the administration of the Company's employee stock option plans.

Item 16H.	Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States, and that is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Mine Safety and Health Act of 1977 (the “Mine Act”), are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities, and such required disclosures, as well as the information required to be disclosed under this Item 16H, are included as Exhibit 16.1 to this report. During the fiscal year ended December 31, 2014, we were subject to regulation by the MSHA under the Mine Act.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item, together with the related report of EisnerAmper LLP thereon, is filed as part of this annual report.

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

2.15

$15.0 million 8% Senior Secured Note, dated September 13, 2013, made by the Company to Pallas Holdings, LLC.(Previously filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

2.16

$24.0 million Senior Secured Note, dated December 9, 2013, made by the Company and Coal Essence Prep Plant LLC to Pallas Highwall Mining, LLC.(Previously filed as Exhibit 2.16 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

2.17	Form of Debenture. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

2.18	Form of Warrant. (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

2.19	Senior Secured, Convertible Redeemable Debenture dated December 31, 2014 made by the Company to TCA Global Credit Master Fund, LP in the amount of $4,250,000. *

2.20	Senior Secured, Convertible Redeemable Debenture dated December 31, 2014 made by the Company to TCA Global Credit Master Fund, LP in the amount of $600,000 (Maturity Date Feb. 24, 2016). *

2.21	Senior Secured, Convertible Redeemable Debenture dated December 31, 2014 made by the Company to TCA Global Credit Master Fund, LP in the amount of $600,000 (Maturity Date August 24, 2016). *

2.22	Senior Secured, Convertible Redeemable Debenture dated December 31, 2014 made by the Company to TCA Global Credit Master Fund, LP in the amount of $600,000 (Maturity Date Feb. 24, 2017). *

2.23	Unsecured Convertible Note dated January 14, 2015 made by the Company to F&S Capital Partners Ltd. *

2.24	Promissory Note dated May 14, 2014, made by the Company to Pallas Management LLC. *

2.25	Addendum no. 1 dated November 14, 2014 to the Promissory Note dated May 14, 2014, by and between the Company and Pallas Management LLC. *

2.26	Convertible Promissory Note dated May 12, 2014, made by the Company to Archangel Maritime Trading S.A. in the amount of $2,305,000*

2.27	Exchange Agreement dated August 1, 2014, by and between the Company and Oppenheim & Co. Limited*

2.28	Unsecured Convertible Note dated August 1, 2014 made by the Company to Oppenheim & Co. Limited in the amount of $2,190,319.75*

2.29	Exchange Agreement dated August 4, 2014, by and between the Company and Oppenheim Capital Ltd*

2.30	Unsecured Convertible Note dated August 4, 2014 made by the Company to Oppenheim Capital Ltd in the amount of $2,499,955.98*

2.31	Convertible Promissory Note dated February 26, 2014 made by the Company to F&S Capital Partners LTD in the amount of $3,500,000*

2.32	Unsecured Convertible Note dated April 30, 2015 made by the Company to F&S Capital Partners LTD in the amount of $500,000*

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

4.20

Registration Rights Agreement, dated December 5, 2012, between the Company and Prime Shipping Holding Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on February 19, 2013, and hereby incorporated by reference.)

4.21

$80 Million Secured Senior and Junior Term Loan Facility Commitment Letter, dated February 19, 2010 between Bank of Scotland and the Company, as guarantor (Previously filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F, filed on March 18, 2010, and hereby incorporated by reference.)

4.22

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

4.24

Second Supplemental Agreement, dated March 31, 2010, relating to the Loan Agreement dated March 19, 2008, among Challenger Enterprises Ltd., Crusader Enterprises Ltd. and Piraeus Bank A.E., for a loan of up to $76.0 million. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on April 26, 2010, and hereby incorporated by reference.)

4.25

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

4.31

Loan Agreement, dated October 16, 2007, as novated, amended and restated March 31, 2010, and as further novated, amended and restated on June 4, 2010, between the Newlead Victoria Ltd and West LB relating to a term loan facility of up to $27.5 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)

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

4.41

Loan Agreement dated May 9, 2011, between Newlead Prosperity Inc. and FBB-First Business Bank S.A. for a loan facility of up to $12.0 million. (Previously filed as Exhibit 4.42 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.42

Fifth Supplemental Agreement dated October 15, 2010 among EFG Eurobank Ergasias S.A., Grand Esmeralda Inc., the Company and Newlead Bulkers S.A., relating to the $32.0 million loan facility dated October 22, 2007. (Previously filed as Exhibit 4.45 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.43

Bareboat Agreement, dated November 23, 2010, between Grand Rodosi Inc. and Prime Hill Maritime Ltd. (Previously filed as Exhibit 4.47 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.44

Bareboat Agreement, dated November 23, 2010, between Australia Holdings Ltd. and Prime Mountain Maritime Ltd. (Previously filed as Exhibit 4.48 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.45

Bareboat Agreement, dated November 23, 2010, between Brazil Holdings Ltd. and Prime Lake Maritime Ltd. (Previously filed as Exhibit 4.49 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.46

Bareboat Agreement, dated November 23, 2010, between China Holdings Ltd. and Prime Time Maritime Ltd. (Previously filed as Exhibit 4.50 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

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

4.50

Stipulation of Settlement, dated March 22, 2013, between the Company and Hanover Holdings I, LLC (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on April 5, 2013, and hereby incorporated by reference.)

4.51	Order Approving Fairness, dated April 5, 2013 (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on April 5, 2013, and hereby incorporated by reference.)

4.52

Stipulation of Settlement, dated June 24, 2013, between the Company and Hanover Holdings I, LLC (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on July 10, 2013, and hereby incorporated by reference.)

4.53	Order Approving Fairness, dated July 9, 2013 (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on July 10, 2013, and hereby incorporated by reference.)

4.54

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

4.55

Fee Agreement, dated March 28, 2013, with Portigon AG, London Branch. (Previously filed as Exhibit 4.66 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.56

Loan Agreement, dated April 10, 2012, with Mojave Finance Inc. for a facility of $3.0 million. (Previously filed as Exhibit 4.67 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.57

Amendment to the Loan Agreement, dated July 9, 2012, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, for a facility of $3.0 million. (Previously filed as Exhibit 4.69 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.58

Second Amendment to the Loan Agreement, dated January 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012, for a facility of $3.0 million. (Previously filed as Exhibit 4.70 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.59

Third Amendment to the Loan Agreement, dated July 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012 and as further amended January 9, 2013, for a facility of $3.0 million. (Previously filed as Exhibit 4.71 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.60

Loan Agreement, dated March 8, 2013 between New Lead JMEG LLC and Oppenheim Capital Ltd. for a facility of $1.35 million. (Previously filed as Exhibit 4.72 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.61

Amended and Restated Registration Rights Agreement, dated April 10, 2013, by and between the Company and Piraeus Bank A.E. (Previously filed as Exhibit 4.73 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.62

Business Agreement Relating to the Five Mile and Elk Valley Property, dated December 18, 2012, by and between, among others, the Company, Cypress Camon Energy, LLC and Cypress Camon Investment Management, LLC. (Previously filed as Exhibit 4.74 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.63

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

4.70

Sixth Amendment to the Asset Purchase Agreement, dated November 5, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. (Previously filed as Exhibit 4.79 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

4.71

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

4.79

Lock-Up Agreement, dated January 4, 2013, between the Company and Mr. Vasileios Telikostoglou. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on June 26, 2013, and hereby incorporated by reference.)

4.80

Lock-Up Agreement, dated January 4, 2013, between the Company and Essential Holding Ltd. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on June 26, 2013, and hereby incorporated by reference.)

4.81

Deed of Cancellation, dated May 24, 2013, between the Company and N.M. Kandilis S.A. (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on June 18, 2013, and hereby incorporated by reference.)

4.82

Unit Purchase Agreement, dated as of September 13, 2013, by and among Mine Investment, LLC, New Lead Holdings, Ltd. and Pallas Holdings, LLC. .(Previously filed as Exhibit 4.91 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

4.83

Unit Purchase Agreement, dated as of December 9, 2013, by and among Coal Essence Prep Plant LLC, New Lead Holdings, Ltd. and Pallas Highwall Mining, LLC. .(Previously filed as Exhibit 4.92 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

4.84

Stipulation of Settlement between the Company and Hanover Holdings I LLC, dated November 21, 2013. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on December 2, 2013, and hereby incorporated by reference.)

4.85

Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated December 2, 2013. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on December 2, 2013, and hereby incorporated by reference.)

4.86	Securities Purchase Agreement, dated as of December 23, 2013. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

4.87	Registration Rights Agreement, dated as of December 23, 2013. (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

4.88	Share Subscription Agreement, dated as of March 4, 2014. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on March 10, 2014, and hereby incorporated by reference.)

4.89

Certificate of Designations of Preferences, Rights and Limitations of Series A Preference Shares (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on March 10, 2014, and hereby incorporated by reference).

4.90	Form of Note (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, Filed on March 10, 2014, and hereby incorporated by reference).

4.91	Securities Purchase Agreement, dated February 26, 2014, by and between the Company and F&S Capital Partners Ltd.*

4.92	Securities Purchase Agreement, dated May 12, 2014, by and between the Company and Archangel Trading S.A.*

4.93	Securities and Purchase Agreement, dated August 3, 2014, by and between the Company and F&S Capital Partners Ltd.*

4.94	Securities Purchase Agreement, dated August 17, 2014, by and between the Company and F&S Capital Partners Ltd.*

4.95	Securities Purchase Agreement, dated as of September 12, 2014, by and between the Company and Cheyenne Holding Ltd.*

4.96	Securities Purchase Agreement dated December 31, 2014, by and between the Company and TCA Global Credit Master Fund, LP *

4.97	Share Sale and Purchase Agreement dated October 16, 2014, by and between the Company, Thalassa Holdings SA and Newlead Tanker Acquisitions Inc.*

4.98	Addendum no. 1 dated November 24, 2014, to the Share Sale and Purchase Agreement dated October 16, 2014, by and between the Company, Thalassa Holdings SA and Newlead Tanker Acquisitions Inc. *

4.99	BIMCO Bareboat Agreement dated November 13, 2014 by and between the Company and Flegra Compania Naviera S.A. *

4.100	BIMCO Bareboat Agreement dated October 23, 2014 by and between the Company and Frourio Compania Naviera S.A.*

8.1	List of Subsidiaries.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer.*

13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Letter dated May 13, 2015 by Cherry Bekaert, as required by Item 16F of Form 20-F.*

16.1	Mine Safety Disclosure, as required by item 16H of Form 20-F.*

101.1

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Loss; (iv) Consolidated Statements of Changes in Shareholders’ Deficit; (v) Consolidated Statements of Cash Flows; and (vi) the Notes to the Consolidated Financial Statements as blocks of text.*

* Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NewLead Holdings Ltd.:

We have audited the accompanying consolidated balance sheet of NewLead Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NewLead Holdings Ltd. and subsidiaries as of December 31, 2014, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note [1] to the consolidated financial statements, the Company has incurred a net loss and utilized cash in operating activities for the year ended December 31, 2014 and as of December 31, 2014, has both a working capital deficiency and shareholders’ deficit and, in addition, is in default on a significant portion of its outstanding obligations. All such events and conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note [1]. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ EisnerAmper LLP

New York, New York

May 13, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NewLead Holdings Ltd.:

We have audited the accompanying consolidated balance sheet of NewLead Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2013, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows for the years ended December 31, 2013 and 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for each of the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note [1] to the consolidated financial statements, the Company has incurred a net loss, has negative cash flows from operations, negative working capital, an accumulated deficit and has defaulted under its credit facility agreements resulting in all of its debt being reclassified to current liabilities all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note [1]. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Cherry Bekaert LLP

Charlotte, North Carolina May 9, 2014, except for the effects of the reverse stock splits discussed in Note 21 to the consolidated financial statements, as to which date is May 13, 2015

NEWLEAD HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

		As of December 31,	As of December 31,
	Note	2014	2013

ASSETS
Current assets
Cash and cash equivalents		$404	$2,271
Trade receivables, net		3,910	3,573
Other receivables		3,520	3,224
Due from related parties		5	10
Due from Joint Ventures	6	1,408	1,679
Inventories		791	288
Prepaid expenses		896	888
Deferred charges, net	11	829	489
Total current assets		11,763	12,422

Restricted cash	8	183	31
Advances for acquisition of coal property	5	21,855	21,855
Advances for vessel acquisition	9	-	22,747
Vessels and other fixed assets, net	9	121,255	35,067
Property, equipment and mine development costs, net	10	9,469	10,051
Owned and leased mineral rights, land and building, net	10	1,771	20,977
Goodwill	7	23,550	28,007
Other non-current assets		477	174
Total non-current assets		178,560	138,909
Total assets		$190,323	$151,331

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Current portion of long-term debt	15	$64,338	$60,306
Accounts payable, trade	12	23,876	21,451
Accrued liabilities	13	20,849	15,173
Share settled debt	14	-	72,595
Convertible notes, net	16	85,685	101,651
Capital lease obligations	17	5,225	-
Deferred income		145	-
Financial instruments carried at fair value	22	39,300	20,491
Due to related parties		299	34
Other current liabilities	22	7,745	-
Total current liabilities		247,462	291,701
Non-current liabilities
Capital lease obligations	17	32,785	-
Convertible notes, net	16	11,436	-
Asset retirement obligations	18	1,050	979
Long-term debt	15	7,707	-
Total non-current liabilities		52,978	979
Total liabilities		300,440	292,680
Commitments and contingencies	23	-	-
Shareholders' deficit
Preferred Shares, $0.01par value, 500 million shares authorized, no shares outstanding as of December 31, 2014 and December 31, 2013		-	-
Common Shares, $0.01 par value, 50 billion shares authorized, 309.45 million and 0.0013 million shares issued and outstanding as of December 31, 2014 and December 31, 2013, respectively		3,095	1
Additional paid-in capital		926,753	833,234
Accumulated deficit		(1,038,434)	(973,263)
Accumulated other comprehensive income		-	34
Total NewLead Holdings' shareholders' deficit		(108,586)	(139,994)
Noncontrolling interest deficit	6	(1,531)	(1,355)
Total shareholders' deficit		(110,117)	(141,349)
Total liabilities and shareholders' deficit		$190,323	$151,331

The accompanying notes are an inntegral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	Note	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
REVENUES:
Shipping related	19	$12,077	$7,140	$8,928
Coal revenue	19	532	203	-
		12,609	7,343	8,928
EXPENSES:
Commissions		(1,166)	(80)	(107)
Voyage expenses		(1,640)	(1,006)	(158)
Vessel operating expenses		(6,523)	(4,598)	(3,266)
Costs of coal processing and other related coal costs		(3,035)	(75)	-
Selling, general and administrative expenses		(43,547)	(81,893)	(8,249)
Depreciation, depletion and amortization expense	9	(4,656)	(2,860)	(6,564)
Impairment losses	3, 9, 10, 26	(9,243)	-	(7,054)
		(69,810)	(90,512)	(25,398)
Operating loss from continuing operations		(57,201)	(83,169)	(16,470)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	15	(5,914)	(62,670)	(86,549)
Loss on extinguishment of liabilities	16	-		(293,109)
Loss on sale and leaseback transaction	17	(1,150)	-	-
Interest income		65	-	-
Change in fair value of financial instruments	22	(4,749)	(220)	-
Other income / (expense), net		860	47	(3,528)
Total other expenses, net		(10,888)	(62,843)	(383,186)
Loss before loss from Investments in Joint Ventures		(68,089)	(146,012)	(399,656)
Loss from investments in Joint Ventures	6	(192)	(790)	(2,469)
Loss from continuing operations		(68,281)	(146,802)	(402,125)
Income / (Loss) from discontinued operations	26	2,934	(11,422)	(1,800)
Net loss		(65,347)	(158,224)	(403,925)
Net loss / (income) attributable to the noncontrolling interest	6	176	(8)	1,363
Net loss attributable to NewLead Holdings Ltd.		(65,171)	(158,232)	(402,562)
Guaranteed dividends for preference shares	21	(35,052)	-	-
Net loss attributable to NewLead Holdings' Common Shareholders		$(100,223)	$(158,232)	$(402,562)

Income / (Loss) per common share:
Basic and diluted
Continuing operations		$(1.34)	$(276,463)	$(2,792,535)
Discontinued operations		$0.04	$(21,510)	$(12,500)
Total		$(1.30)	$(297,973)	$(2,805,035)

Weighted average number of shares:
Basic and diluted		76,995,691	531	144

The accompanying notes are an inntegral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts expressed in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Net loss	$(65,347)	$(158,224)	$(403,925)

Other comprehensive (loss) / income:
Reclassification to operations for securities sold	(6)	-	-
Unrealized (loss) / gain on investments in availlable for sale securities	(28)	34	-
Total other comprehensive (loss) / income	(34)	34	-

Total comprehensive loss	(65,381)	(158,190)	(403,925)

Less: Comprehensive loss (income) attributable to noncontrolling interest	176	(8)	1,363

Comprehensive loss attributable to Newlead Holdings Ltd.	$(65,205)	$(158,198)	$(402,562)

The accompanying notes are an inntegral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts expressed in thousands of U.S. dollars except share amounts)

	Note	Common Shares numbers in thousands	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total NewLead Holdings' Shareholders' Deficit	Noncontrolling Interest	Total Shareholders' Deficit

Balance at December 31, 2011		0	$0	$210,035	$(412,469)	$-	$(202,434)	$-	$(202,434)
Net loss		-	-	-	(402,562)	-	(402,562)	(1,363)	(403,925)
Issuance of common shares	21	0	0	1,024	-	-	1,024	-	1,024
Issuance of common shares - settlement of liabilities	12, 15	0	0	486,285	-	-	486,285	-	486,285
Issuance of warrants	22	-	-	1,015	-	-	1,015	-	1,015
Share-based compensation	20	0	0	2,408	-	-	2,408	-	2,408
Balance at December 31, 2012		0	$0	$700,767	$(815,031)	$-	$(114,264)	$(1,363)	$(115,627)
Net loss		-	-	-	(158,232)	-	(158,232)	8	(158,224)
Issuance of common shares - advance for acquisition of coal property	5	1	0	50,419	-	-	50,419	-	50,419
Issuance of common shares - settlement of liabilities	12,15	0	0	44,656	-	-	44,656	-	44,656
Issuance of common shares - warrants exercise	22	0	0	11,952	-	-	11,952	-	11,952
Beneficial conversion feature on the convertible senior notes	16	-	-	248	-	-	248	-	248
Share-based compensation	20	0	0	25,193	-	-	25,193	-	25,193
Other comprhensive income	3	-	-	-	-	34	34	-	34
Balance at December 31, 2013		1	$0	$833,235	$(973,263)	$34	$(139,994)	$(1,355)	$(141,349)
Net loss		-	-	-	(65,171)	-	(65,171)	(176)	(65,347)
Issuance of common shares - settlement of liabilities	12,15	205,298	2,053	73,332	-	-	75,385	-	75,385
Issuance of common shares - advance for acquisition of coal property	5	27,009	270	15,304	-	-	15,574	-	15,574
Issuance of warrants	22	-	-	1,661	-	-	1,661	-	1,661
Issuance of common shares - warrants exercise	22	895	9	1,267	-	-	1,276	-	1,276
Conversion of convertible preference shares	21	31,149	312	37,241	-	-	37,553	-	37,553
Guaranteed dividends for preference shares	21	-	-	(35,052)	-	-	(35,052)	-	(35,052)
Share-based compensation	20	45,101	451	(235)	-	-	216	-	216
Other comprehensive loss	3	-	-	-	-	(34)	(34)	-	(34)
Balance at December 31, 2014		309,453	$3,095	$926,753	$(1,038,434)	$-	$(108,586)	$(1,531)	$(110,117)

The accompanying notes are an inntegral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

OPERATING ACTIVITIES:
Net loss	$(65,347)	$(158,224)	$(403,925)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash adjustments
Depreciation and amortization	4,656	2,860	5,989
Impairment losses	9,243	-	7,054
Provision for doubtful receivables	8,807	47	618
Amortization and write-off of deferred financing costs	159	460	5,733
Amortization of backlog asset	-	-	1,603
Amortization of the beneficial conversion feature	258	264	71,561
Change in fair value of derivative financial instruments	4,480	(278)	(564)
Gain on disposal of vessels and release of debt (non-cash)	-	-	(33,005)
Share-based compensation	23,402	25,193	2,412
Warrants compensation expense	-	7,104	1,015
(Gain) / Loss on share settled debt settlement	(7,960)	83,786	342,985
Discounts from suppliers	-	(162)	(1,355)
Loss / (Gain) on sale of vessels	1,150	-	(16,258)
Loss from investments in Joint Ventures	192	790	2,469
Decrease (increase) in:
-Trade receivables	(143)	149	8,127
-Other receivables	147	1,790	(1,583)
-Inventories	(432)	(207)	1,389
-Prepaid expenses	4	(242)	1,208
-Due from/to Joint Ventures	(156)	(118)	-
-Due from/to related parties	270	628	275
Increase (decrease) in:
-Accounts payable, trade	665	29,111	(2,866)
-Other current Liabilities	7,745	-	-
-Accrued liabilities	7,459	4,718	(70)
-Deferred income	(266)	(174)	(2,911)
Payments for dry-docking / special survey costs	(667)	(366)	(985)
Net cash used in operating activities	(6,334)	(2,871)	(11,084)

INVESTING ACTIVITIES:
Vessel acquisitions	(36,775)	(390)	-
Cash acquired through business combination	90	-	-
Vessels under construction	-	-	(185)
Joint Ventures	-	-	(2,486)
Coal acquisition	(147)	(125)	-
Cash surrendered through subsidiaries' foreclosure	-	-	(665)
Other fixed asset acquisitions	(191)	(1,156)	-
Proceeds from sale of available for shares securities	497	-	-
Proceeds from the sale of vessels	-	-	85,172
Net cash (used in) / provided by investing activities	(36,526)	(1,671)	81,836

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(646)	(1,400)	(76,203)
Proceeds from long-term debt	-	300	3,000
Proceeds from notes, net	12,559	5,309	-
Proceeds from warrants issuance	-	250	-
Proceeds from preference shares	2,500	-	-
Restricted cash for debt repayment	(152)	1,311	(1,061)
Proceeds from the sale and leaseback of vessels	27,750	-	-
Capital lease payments	(519)	-	-
Payments for deferred charges	(499)	-	(564)
Net cash provided by / (used in) financing activities	40,993	5,770	(74,828)
Net (decrease) / increase in cash and cash equivalents	(1,867)	1,228	(4,076)
Cash and cash equivalents
Beginning of period	2,271	1,043	5,119
End of period	$404	$2,271	$1,043

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

Supplemental Cash Flow information:
Interest paid, net of capitalised interest	$3,945	$1,971	$7,875
Issuance of common shares and warrants for acquisition of coal properties	$-	$-	$1,042
Release of liabilities for vessels under construction	$-	$-	$9,179
Release of debt related to vessels under construction	$-	$-	$5,492
Disposal of vessels applied to related debt	$-	$-	$105,498
Disposal of vessels applied to capital lease obligations	$-	$-	$30,481
Issuance of common shares for settlement of 7% Notes	$-	$-	$138,111
Issuance of warrants	$11,159	$-	$-
Capital lease obligations settled with common shares and 4.5% convertible note	$-	$-	$58,057
Release of purchase option liabilities	$-	$-	$2,194
Assets and liabilities disposed by foreclosure:
- Vessels	$-	$-	$93,993
- Long-term debt	$-	$-	$76,836
- Capital lease obligations	$-	$-	$26,301
- Disposed other assets / liabilities, net	$-	$-	$12,546
Issuance of common shares for settlement of Piraeus Bank Credit Facilities	$-	$17,033	$-
Issuance of common shares to settle warrant liabilities (1)	$139	$-	$-
Issuance of common shares to settle interest expense (1)	$1,187	$-	$-
Issuance of common shares to settle convertible notes (1)	$21,762	$-	$-
Issuance of common shares to settle share settled debt (1)	$59,004	$-	$-
Issuance of common shares to settle liabilities (1)	$33,311	$25,185	$11,694
Issuance of common shares to settle derivative liabilities (1)	$37,205	$-	$-
Assets acquired and liabilities assumed under business acquisitions:
Vessels and other fixed assets, net acquired	$20,350	$-	$-
Long- term debt assumed	$(12,385)	$-	$-
Land, buildings, production equipment	$-	$9,650	$-
- Other assets and liabilities, net acquired	$(8,291)	$(15,073)	$-
Mineral rights under lease	$-	$20,117	$-
(1) Amounts reflected at fair value

The accompanying notes are an inntegral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

1. DESCRIPTION OF BUSINESS

NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005.

NewLead has historically been an international shipping company and is now an international, vertically integrated shipping and coal processing company. As of December 31, 2014, the Company’s fleet consists of five dry bulk vessels and five oil tanker / asphalt carriers (Note 5 and Note 17). In addition, under a specific management agreement, the Company performs part of the commercial, technical and operational management of one oil tanker vessel owned by a third party. NewLead’s principal activity is the operation of dry bulk vessels and oil tanker / asphalt carriers, either controlled or managed, which transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.

On October 17, 2013 and on December 6, 2013, a 1 for15 and a 1 for 3 reverse stock splits of Company’s common shares were effected respectively, after the approval by our Board of Directors and by written consent of the majority of its shareholders. The reverse stock splits consolidated every fifteen common shares and every three common shares respectively into one common share with par value of $0.01 per share. In addition, on March 6, 2014, consolidation of the Company’s common shares was effected at a ratio of a 1 for 10 after the approval by our Board of Directors and by written consent of the majority of its shareholders. Every ten common shares were consolidated into one common share, with a par value of $0.10 per share. In addition, on May 15, 2014 consolidation of the Company’s common shares was effected at a ratio of 1 for 50 after the approval by our Board of Directors and by written consent of the majority of its shareholders such that every 50 common shares of par value $0.10 per share were consolidated into one common share of par value of $5.00 per share. By the approval of our Board of Directors and by written consent of the majority of its shareholders, a reduction of issued share capital was effected by way of cancelling paid-up share capital to the extent of $4.99 on each issued common share, so that the par value of the common shares be reduced to $0.01; such being effective as of June 14, 2014. In addition, on July 15, 2014 consolidation of the Company’s common shares was effected at a ratio of 1 for 50 after the approval by our Board of Directors and by written consent of the majority of its shareholders. Every 50 common shares of par value of $0.01 were consolidated into one common share of par value of $0.50 per share. By the approval of our Board of Directors and by written consent of the majority of its shareholders, on October 24, 2014, a reduction in the par value of the common shares was effected from $0.50 to $0.01 by way cancelling paid-up share capital to the extent of $0.49 on each issued common share. There can be no assurance that the Company will not undertake further reverse splits or consolidations of its common shares subsequent to the filing of this report. With respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, as may be required by such securities where applicable, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio, 1:10 ratio, 1:50 ratio and 1:50 ratio for all periods presented. Due to such alterations in the Company's share capital numbers of common shares, earnings per share, common shares obtainable upon conversion or exercise of convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The accompanying consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 including the notes to financial statements reflect these aforementioned alterations of share capital.

On July 17, 2014, the common shares of NewLead were halted from trading on NASDAQ Stock Market system. Consequently, as a result of the halt, which would have continued through a determination pursuant to a delisting hearing before a NASDAQ Listing Qualifications Panel, and discussions with the NASDAQ Staff about the likelihood of success at such hearing, the Company determined to voluntarily delist from NASDAQ and transfer to the Over-the-Counter (OTC) market. Trading of its common shares on NASDAQ was suspended at the open of business on July 22, 2014, following withdrawal of the request to go to a hearing, scheduled on July 2, 2014, by the Company. On September 22, 2014, the Company’s shares were officially delisted from the NASDAQ Stock Market according to the NASDAQ’s filing of relevant Form 25 with the SEC. In order to transfer to the OTC market, the Company is required to have a market maker file an application on Form 15c2-11 with FINRA in order to have its common shares trade on an OTC market other than the Grey Market, on which our stock is currently quoted. The Company has already engaged a market maker to file the necessary application with FINRA.

On September 13, 2013, the Company acquired 100% of the issued and outstanding membership interests of Viking Acquisition Group, LLC, a Kentucky limited liability company (“VAG”), pursuant to the terms of a unit purchase. VAG’s primary asset was certain mining permits at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky. On December 9, 2013, the Company acquired a coal preparation plant located in Pike County, Kentucky, through the acquisition of the 100% of the issued and outstanding membership interests of Viking Prep Plant LLC (“VPP”).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On May 19, 2014 and July 25, 2014, the Company completed the acquisition of two 2012 built dry bulk vessels through sale and leaseback agreements (Note 17). On September 16, 2014, the Company acquired one 2013 built dry bulk vessel and on each of October 23, 2014 and November 13, 2014, the Company entered into two bareboat charter agreements for two respective oil tanker/asphalt carriers, under which NewLead has the obligation to purchase the vessels in 2019, upon the expiration of the bareboat agreements. On October 16, 2014, the Company entered into a Share Sale and Purchase Agreement (the “SPA”) with Thalassa Holdings S.A. to acquire 100% of the share capital of the three companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., which shares were transferred to the Company on November 24, 2014, upon satisfaction of the SPA’s conditions. As a result the Company acquired three oil tanker /asphalt carriers. The asphalt carriers are also commonly known as bitumen vessels.

In 2013 the Company completed the negotiations with its lenders under the Financing Documents (as defined in Note 15) regarding the terms of the Restructuring Proposal (as defined in Note 15) presented on November 8, 2011 and finalized the satisfaction and release of the Company’s obligations under certain of its debt agreements and the amendment of the terms of certain other debt agreements. As part of the restructuring efforts, the Company has sold vessels as part of the arrangements with its lenders to reduce and discharge the Company’s obligations. During 2011 and 2012, the Company sold, disposed of or handed control over to its lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring plan. To the extent that the Company has sold vessels, the sale proceeds have been used to repay the related debt. See Notes 15, 16 and 26 for a description of the restructuring plan.

In connection with the 2009 recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009, between the Company and Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (as the successor of Cyprus Popular Bank)”), and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. (“Focus”) as purchasers. In November 2009, Focus, a company controlled by Michail Zolotas, the Company’s Chairman and Chief Executive Officer, converted $20,000 of the 7% Notes into approximately 2 new common shares. In connection with the Company’s debt restructuring, on July 2, 2012, the Company entered into an agreement with Focus for the conversion of its remaining $124,900 of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus as an inducement for the conversion, into approximately 236 common shares of the Company. As a result of this conversion, Focus, as at December 31, 2014 and December 31, 2013, owned approximately 0.0001% and 18%, respectively, of the Company’s outstanding common shares. As of December 31, 2012, Focus owned approximately 67% of the Company’s outstanding common shares. The Investment Bank of Greece was also granted warrants with maturity date October 13, 2015 which, after the alterations of share capital performed since the grand date, the exercise price has been increased significantly in line with the alterations of share capital (refer to Note 16). As of December 31, 2014, Investment Bank of Greece retained $100 outstanding principal amount of the 7% Notes.

Newlead Shipping S.A. (“Newlead Shipping”), a subsidiary of the Company, is an integrated technical and commercial management company that manages oil tanker/asphalt carriers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry.

Going concern

The Company has experienced net losses, negative operating cash flows, working capital deficiencies, and has a shareholders’ deficiency, which have affected, and which are expected to continue to affect, its ability to satisfy its obligations. In addition, as described in Notes 15 and 16, the Company is in default under various debt obligations which are currently due on demand. Charter rates for bulkers have experienced a high degree of volatility and continue to be distressed. The coal business has experienced some of the lowest prices in coal history. However, charter rates for the oil tanker/asphalt carriers are within expected levels. To date, the Company has also been unable to generate sustainable positive cash flows from operating activities. For the year ended December 31, 2014, the Company’s loss from continuing operations was $68,281. As of December 31, 2014, the Company’s cash and cash equivalents were $404 and current liabilities of $247,462 including $122,322 of debt and convertible notes in default due on demand, were payable within the next twelve months.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The Company believes that its existing cash resources, combined with projected negative cash flows from operations, will not be sufficient to execute its business plan and continue operations for the next twelve months. The Company’s existence is dependent upon its ability to obtain necessary financing, which the Company is currently in the process of attempting to secure. In addition, the Company intends to continue to explore various strategic alternatives. Management is also actively taking steps to increase future revenues and reduce the Company’s future operating expenses. However, the Company cannot provide any assurance that operating results will generate sufficient cash flow to meet its working capital needs or that it will be able to raise additional financing as needed.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

2. SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

NewLead’s subsidiaries included in these consolidated financial statements were as follows:

		Country of	Nature /	Statement of operations
Company Name		Incorporation	Vessel Name	2014	2013	2012
1	Altius Marine S.A.	Marshall Islands	Dissolved (1)	—	—	—
2	Fortius Marine S.A.	Marshall Islands	Dissolved (1)	—	—	—
3	Ermina Marine Ltd.	Marshall Islands	Dissolved (2)	—	—	—
4	Chinook Waves Corporation	Marshall Islands	Dissolved (3)	—	—	—
5	Compass Overseas Ltd.	Bermuda	Vessel owning company (4)	—	—	1/1/2012 — 01/31/2012
6	Compassion Overseas Ltd.	Bermuda	Vessel owning company (4)	—	—	1/1/2012 — 01/31/2012
7	Australia Holdings Ltd.	Liberia	Vessel owning company (5)	—	—	1/1/2012 — 01/31/2012
8	Brazil Holdings Ltd.	Liberia	Vessel owning company (6)	—	—	1/1/2012 — 03/19/2012
9	China Holdings Ltd.	Liberia	Dissolved (7)	—	—	1/1/2012 — 02/11/2012
10	Curby Navigation Ltd.	Liberia	Foreclosed / Dissolved (8)	—	—	1/1/2012 — 03/14/2012
11	Newlead Victoria Ltd.	Liberia	M/V Newlead Victoria	1/1/2014 — 12/31/2014	1/1/2013 — 12/31/2013	1/1/2012 — 12/31/2012
12	Grand Venetico Inc.	Marshall Islands	Vessel owning company (9)	—	—	1/1/2012 — 05/08/2012
13	Grand Oceanos Inc.	Liberia	Vessel owning company (10)	—	—	1/1/2012 — 01/11/2012
14	Grand Rodosi Inc.	Liberia	Dissolved (11)	—	—	1/1/2012 — 02/07/2012
15	Challenger Enterprises Ltd.	Liberia	Vessel owning company (12)	—	—	1/1/2012 — 07/19/2012
16	Crusader Enterprises Ltd.	Liberia	Vessel owning company (12)	—	—	1/1/2012 — 07/27/2012
17	Newlead Shipping S.A.	Panama	Management company	—	—	—
18	Newlead Bulkers S.A.	Liberia	Management company	—	—	—
19	AMT Management Ltd.	Marshall Islands	Management company	—	—	—
20	Newlead Holdings (US) Corp. (ex Newlead Holdings (ex Aries Maritime) (US) LLC)	Delaware, USA	Operating company (13)	—	—	—
21	Leading Marine Consultants Inc.	Marshall Islands	Dissolved (14)	—	—	—
22	Ayasha Trading Corporation	Liberia	Foreclosed (15)	—	—	1/1/2012 — 02/24/2012
23	Bethune Properties S.A.	Liberia	Foreclosed (16)	—	—	1/1/2012 — 02/24/2012
24	Grand Esmeralda Inc.	Liberia	Vessel owning company (17)	—	—	1/1/2012 — 02/16/2012
25	Grand Markela Inc.	Liberia	M/V Newlead Markela	1/1/2014 — 12/31/2014	1/1/2013 — 12/31/2013	1/1/2012 — 12/31/2012
26	Grand Spartounta Inc.	Marshall Islands	Dissolved (18)	—	—	—
27	Newlead Progress Inc.	Marshall Islands	Dissolved (19)	—	—	—
28	Newlead Prosperity Inc.	Marshall Islands	Vessel owning company (18)	—	—	—
29	Grand Affection S.A.	Marshall Islands	Dissolved (20)	—	—	1/1/2012 — 03/26/2012
30	Grand Affinity S.A.	Marshall Islands	Dissolved (21)	—	—	—
31	Grand Victoria Pte Ltd.	Singapore	Dormant company	—	—	—
32	Newlead Bulker Holdings Inc.	Marshall Islands	Sub-holding company	—	—	—
33	Newlead Tanker Holdings Inc.	Marshall Islands	Dissolved (22)	—	—	—
34	Trans Continent Navigation Ltd.	Malta	Dormant company	—	—	—
35	Trans State Navigation Ltd.	Malta	Dormant company	—	—	—
36	Bora Limited	British Virgin Islands	Dormant Company	—	—	—
37	Newlead Trading Inc.	Liberia	Dissolved (23)	—	—	—
38	New Lead JMEG LLC	Delaware, USA	Trading company (24)	—	—	—
39	Newleadjmeg Inc.	Marshall Islands	Dormant company (25)	—	—	—
40	NewLead Mojave Holdings LLC	Delaware, USA	Operating company (26)	—	—	—
41	Ocean Hope Shipping Ltd.	Malta	Dormant company	—	—	—
42	Mines Investments Corp.	Marshall Islands	Coal operating company (27)	1/1/2014 — 12/31/2014	2/12/2013 — 12/31/2013	—
43	Mine Investments LLC	Delaware, USA	Coal operating company (28)	1/1/2014 — 12/31/2014	2/15/2013 — 12/31/2013	—
44	Five Mile Investment LLC	Delaware, USA	Coal operating company (28)	1/1/2014 — 12/31/2014	2/15/2013 —12/31/2013	—
45	Elk Valley Investment LLC	Delaware, USA	Coal operating company (28)	1/1/2014 — 12/31/2014	2/15/2013 — 12/31/2013	—
46	Viking Acquisition Group LLC	Kentucky, USA	Coal operating company (29)	1/1/2014 — 12/31/2014	9/13/2013 — 12/31/2013	—
47	Coal Essence Mine LLC	Kentucky, USA	Coal operating company (30)	1/1/2014 — 12/31/2014	12/10/2013 — 12/31/2013	—
48	Coal Essence Prep Plant LLC	Kentucky, USA	Coal operating company (31)	1/1/2014 — 12/31/2014	12/5/2013 — 12/31/2013	—
49	Viking Prep Plant LLC	Kentucky, USA	Coal operating company (32)	1/1/2014 — 12/31/2014	12/9/2013 —12/31/2013	—
50	Newlead Albion S.A.	Marshall Islands	Bareboat Charterer (33)	3/10/2014 — 12/31/2014	—	—
51	Newlead Handies Inc.	Marshall Islands	Sub-Holding Company	3/10/2014 — 12/31/2014	—	—
52	Newlead Venetico Ltd.	Marshall Islands	Bareboat Charterer (34)	3/10/2014 — 12/31/2014	—	—
53	Newlead Tanker Acquisitions Inc.	Marshall Islands	Sub-Holding Company	10/10/2014 — 12/31/2014	—	—
54	Newlead Soltero Inc.	Marshall Islands	Bareboat Charterer (35)	11/11/2014 — 12/31/2014	—	—
55	Newlead Semillero Inc.	Marshall Islands	Bareboat Charterer (36)	11/11/2014 — 12/31/2014	—	—
56	Newlead Granadino Inc.	Marshall Islands	Shipping type company (37)	11/13/2014 — 12/31/2014	—	—
57	Newlead Hojuedo Inc.	Marshall Islands	Shipping type company (37)	11/13/2014 — 12/31/2014	—	—
58	Newlead Silletero Inc.	Marshall Islands	Shipping type company (37)	11/13/2014 — 12/31/2014	—	—
59	Nepheli Marine Company	Liberia	MT Sofia (38)	11/24/2014 — 12/31/2014	—	—
60	Kastro Compania Naviera S.A.	Liberia	MT Nepheli (38)	11/24/2014 — 12/31/2014	—	—
61	Aeolus Compania Naviera S.A.	Liberia	MT Captain Nikolas I (38)	11/24/2014 — 12/31/2014	—	—
62	Newlead Castellano Ltd.	Liberia	M/V Newlead Castellano (39)	7/17/2014 — 12/31/2014	—	—

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

1)	M/T Newlead Avra and M/T Newlead Fortune were sold and delivered to their new owners on December 22, 2011. The shipowning company was dissolved on September 2, 2013.

2)	M/T Nordanvind was sold and delivered to its new owners on September 7, 2010. The shipowning company was dissolved on January 13, 2013.

3)	M/T Chinook was sold and delivered to its new owners on April 15, 2010. The shipowning company was dissolved on January 13, 2013.

4)	M/T Newlead Compass and M/T Newlead Compassion were sold and delivered to their new owners on January 31, 2012.

5)	M/V Australia was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on January 31, 2012.

6)	M/V Brazil was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on March 19, 2012.

7)	M/V China was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on February 11, 2012. The shipowning company was dissolved on November 1, 2013.

8)

On March 14, 2012, the lessor foreclosed on M/V Newlead Endurance. Newlead Bulkers had the commercial, technical and operational management of the vessel until March 31, 2012. The company was annulled on March 1, 2014.

9)	M/V Newlead Venetico was sold and delivered to its new owners on May 8, 2012.

10)	M/V Grand Ocean was sold and delivered to its new owners on January 11, 2012.

11)	M/V Grand Rodosi was delivered to its owner (an affiliate of Lemissoler Maritime Company W.L.L.) on February 7, 2012. The shipowning company was annulled on February 1, 2015.

12)

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

13)	The Company controls 52% of NewLead Holdings (US) Corp. through NewLead Mojave Holdings LLC.

14)	The company was dissolved on September 2, 2013.

15)

On February 24, 2012, the lender foreclosed on the shares of Ayasha Trading Corporation (owner of M/V Newlead Tomi). Newlead Bulkers had the commercial, technical and operational management of the vessel until April 18, 2012.

16)

On February 24, 2012, the lender foreclosed on the shares of Bethune Properties S.A. (owner of M/V Newlead Gujarat). Newlead Bulkers had the commercial, technical and operational management of the vessel until May 21, 2012.

17)	M/V Newlead Esmeralda was sold and delivered to its new owners on February 16, 2012.

18)

M/V Newlead Spartounta and M/V Newlead Prosperity were sold and delivered to their new owners on September 13, 2011 and September 20, 2011, respectively. The Company Grand Spartounta Inc. was annulled on May 1, 2014.

19)	The company was dissolved on January 14, 2013.

20)

On July 28, 2011, Hull 4023, named Navios Serenity, was delivered from a Korean shipyard. On March 26, 2012, M/V Navios Serenity was sold and delivered to its new owners. The shipowning company was dissolved on January 15, 2014.

21)	On May 22, 2012, the Shipbuilding Contract for Hull 4029 with SPP Shipbuilding Co. Ltd. was terminated. The shipowning company was dissolved on January 15, 2014.

22)	The company was dissolved on January 14, 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

23)

Newlead Trading Inc. was established on July 1, 2011 as a joint venture between the Company and a third party. The Company owns 50% of the shares of Newlead Trading Inc. No operations have taken place by this entity. The company was annulled on August 1, 2014.

24)	New Lead JMEG LLC was established on April 11, 2012 as a joint venture between the Company and J Mining & Energy Group.

25)	Newleadjmeg Inc. was established on February 23, 2012. The Company owns 50% of the shares of Newleadjmeg Inc. No transactions have taken place by this entity.

26)

NewLead Mojave Holdings LLC was established on April 30, 2012. The Company controls 52% of NewLead Mojave Holdings LLC and is entitled to and is liable for the total net assets of NewLead Mojave Holdings LLC according to this percentage of control.

27)	The company was established on February 12, 2013, for operation of coal business.

28)	The companies were established on February 15, 2013, for operation of coal business.

29)	The company was acquired on September 13, 2013 (see Note 5).

30)	The company was established on December 10, 2013, for operation of coal business.

31)	The company was established on December 5, 2013, for operation of coal business.

32)	The company was acquired on December 9, 2013 (see Note 5).

33)	The company as Bareboat Charter entered into a BIMCO Bareboat Charter dated May 12, 2014, with HamdyMar AS owners of MV Newlead Albion.

34)	The company as Bareboat Charter entered into a BIMCO Bareboat Charter dated May 12, 2014, with HamdyMar AS owners of MV Newlead Venetico.

35)

The company was established on November 11, 2014, and was nominated by NewLead Holdings Ltd. as the Bareboat Charterer of MT Katerina L under the Bareboat Charter Agreement dated November 13, 2014 being effective of such even date.

36)

The company was established on November 11, 2014, and was nominated by NewLead Holdings Ltd. as the Bareboat Charterer of MT Ioli under the Bareboat Charter Agreement dated October 23, 2014 being effective as of November 11, 2014.

37)	The companies were established on November 13, 2014, for operation of shipping business.

38)

The companies were acquired as of November 14, 2014 via a Shares Purchase Agreement dated October 16 2014 and as amended by an Addendum no. 1 dated November 24, 2014. On March 30, 2015, the vessel Captain Nikolas I was renamed to Newlead Granadino.

39)	The company acquired MV Newlead Castellano ex Maple Draco on September 16, 2014.

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

Cash and Cash Equivalents:

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents. For its coal business operations the Company maintains cash deposits with financial institutions that, at times, may exceed federally insured limits. As of December 31, 2014, cash balances exceeded federally insured limits by approximately $2. As of December 31, 2013, cash balances exceeded federally insured limits by approximately $1,542.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Restricted Cash:

Restricted cash includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements. In addition, it includes cash collateral, cash that can be withheld at any time by such banks following events of default, as well as retention accounts which contain the proceeds from the sale of the vessels. The funds can only be used for the purposes of interest payments and loan repayments. In relation to the coal business, restricted cash refers to standby letter and purchase cards.

Trade Receivables, Net and Other Receivables:

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and coal customers, net of allowance for doubtful accounts. Accounts receivable involve risk, including the credit risk of nonpayment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at both December 31, 2014 and December 31, 2013 amounted to $2,429, and relates to the shipping business. Other receivables relate mainly to claims for hull and machinery and loss of hire insurers, guarantees, notes receivable, as well as to amounts to be received from Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the settlement of outstanding liabilities relating to the four dry bulk vessels (Note 26), as part of an agreement entered into with Lemissoler on November 28, 2012. Other receivables are net of an allowance of $6,558.

Inventories:

Inventories, which comprise bunkers and lubricants remaining on board the vessels at year end, are valued at the lower of cost as determined using the first in-first out method or market value.

Coal inventories, if any, are stated at the lower of average cost or market. The cost of coal inventories is determined based on average cost of production, which includes all costs incurred to extract, transport and process the coal. Market represents the estimated replacement cost, subject to a floor and ceiling, which considers the future sales price of the product as well as remaining estimated preparation and selling costs. Coal, if any, is reported as inventory at the point in time the coal is extracted from the mine. Material and supplies inventories are valued at average cost, less an allowance for obsolete and surplus items. The Company’s mining operations do not currently have inventory on hand.

Equity Investment:

The Company uses the equity method of accounting to account for its interest in New Lead JMEG LLC, recording the initial investment at cost. Subsequently, the carrying amount of the investment is increased to reflect the Company’s share of income of the investee and capital contributions, and is reduced to reflect the Company’s share of losses of the investee or distributions received from the investee. During 2014, the Company recorded an allowance for doubtful accounts of $2,249 relating to the recoverability of part of the amounts due from New Lead JMEG LLC receivable balances. During 2013, Company recorded an impairment of $1,077 in respect of the New Lead JMEG LLC, as a result of the Company’s assessment of the recoverability of this investment.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statements of operations.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:	3 years
Computer equipment and software:	3 years

Property, plant and equipment for the coal industry are recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives, ranging from 3 years to 17 years, of the respective assets.

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

For years ended December 31, 2014, 2013 and 2012, a total of twenty vessels and hulls have been reported as discontinued operations (see Note 26).

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

Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/ (loss) on sale of the vessel. The balance is included in the Vessels and other fixed assets, net.

Mining Exploration and Development Costs:

Exploration-Stage Company:

The Company’s mining segment is considered an exploration stage company under SEC criteria because it has not demonstrated the existence of proven or probable reserves at any of the properties. Accordingly, as required by the SEC guidelines and U.S. GAAP for companies in the exploratory stage, substantially all of its investment in mining properties subsequent to acquisition have been expensed and therefore do not appear as assets on its balance sheet. The Company therefore also expensed exploration and development expenditures in 2014 and 2013 related to the properties. Certain expenditures, such as expenditures for general purpose equipment, may be capitalized, subject to management evaluation of the possible impairment of the asset.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The Company expenses mining exploration costs. At the point when a property is determined to have reserves, subsequent development costs will be capitalized and will be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

At the point when the mining segment becomes eligible to be classified as a “development” or “production” stage company, costs for mine development incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method over the estimated proven and probable reserve tons directly benefiting from the capital expenditures. Mine development costs include costs incurred for site preparation and development of the mines during the development stage less any incidental revenue generated during the development stage. Maintenance and repairs are expensed as incurred. Amortization expense of mine development costs is included in depreciation, depletion and amortization on the accompanying consolidated financial statements.

Owned and Leased Mineral Rights,net:

Costs to obtain leased mineral rights are capitalized. Leased mineral rights are amortized as depletion expense using the units-of-production method. Only proven and probable reserves are included in the depletion base. Depletion expense is included in depreciation, depletion and amortization on the accompanying consolidated financial statements. The Company currently has no depletion expense.

Impairment of Long-lived Assets:

Long-lived assets and finite lived identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the asset group are less than the carrying values of the asset group, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

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

 The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number of factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience (d) the likelihood of the sale of the asset group and (e) market data for the oil tanker/asphalt carriers. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience. Fair value is determined using the valuation derived from market data.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods. The Company performed an impairment assessment of the long-lived assets groups (i) during the years ended December 31, 2014, 2013, and 2012, when certain vessels were disposed of, and (ii) as of December 31, 2014, 2013 and 2012. For the year ended December 31, 2014, the Company recorded an impairment charge totaling $209 in continuing operations on one of its vessels that were held and used as of December 31, 2014. For the year ended December 31, 2013, the Company did not record an impairment charge in respect of its vessels. For the year ended December 31, 2012, the Company recorded an impairment charge totaling $5,911 in continuing operations on one of the two vessels that were held and used as of December 31, 2012. In addition, for the year ended December 31, 2012, an impairment charge in continuing operations of $1,143 was recorded on back log assets.

The Company’s impairment assessment as of December 31, 2014, 2013 and 2012, indicated that the vessels’ undiscounted projected net operating cash flows, excluding the vessel for which impairment was recorded, were in excess of their carrying values by more than 45%, 55% and 60%, respectively.

Coal Segment

Long-lived assets, such as owned and leased mineral rights and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset groups may not be recoverable. Recoverability of assets or asset groups to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed would separately be presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the consolidated balance sheets. For the year ended December 31, 2014, the Company recorded an impairment charge totalling $4,341 in respect of leased mineral rights related to coal business operations. For the year ended December 31, 2013, the Company did not record an impairment charge in respect of its coal business operations.

Goodwill:

Goodwill is tested for impairment at the reporting unit level at least annually. Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to identifiable assets acquired and liabilities assumed. The Company evaluates goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines fair value based on a discounted cash flow analysis or the recent acquisition price for acquisitions occurring close to year end. During 2014, in respect of the 100% acquisition of the companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., goodwill was recorded in the amount $236 (Note 7). During 2013, in respect of the acquisition of Viking Prep Plant LLC, goodwill was recorded in the amount $28,007 (Note 7).

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. As of December 31, 2014, due to the sharp decrease in coal prices a goodwill impairment charge of $4,693 was recorded (Note 7). As of December 31, 2013, no triggering event had occurred requiring an impairment to be recorded. As of December 31, 2012 no goodwill existed.

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

Asset Retirement Obligations:

Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company’s operations. The Company’s asset retirement obligations consist principally of costs to reclaim acreage disturbed at surface operations, estimated costs to reclaim support acreage, treat mine water discharge and perform other related functions at underground mines. The Company records these reclamation obligations at fair value in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. When the liability is initially recorded for operations that are not currently being reclaimed, the offset is capitalized by increasing the carrying amount of the related long-lived asset. When the liability is initially recorded at operations that are currently being reclaimed, the offset is recorded to cost of coal sales.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Accounting for Available for Sale Investments:

The Company classifies its existing marketable equity securities as available for sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income / (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the consolidated statements of operations. For the year ended December 31, 2014, the investment that was accounted for as available for sale has been sold and a total amount of $31 has been realized as loss in consolidated statements of operations. Total proceeds from the sale of the available for sale securities were $497. The securities were registered in the Korea Stock exchange and were sold at the fair value of the securities at the date of sale. A total amount of $6 was reclassified out of accumulated other comprehensive income into earnings, since until the date of the sale of the securities there was a reduction in value of $28 recorded in the accumulated other comprehensive income. For the year ended December 31, 2013 the total amount of $34 has been recorded as other comprehensive income in the consolidated balance sheet and consolidated statements comprehensive loss.

Leases:

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel to the Company upon expiration of the lease.

Payments made for operating leases are expensed on a straight-line basis over the term of the lease. Office and warehouse rental expense is recorded in “General and administrative expenses” in the consolidated statements of operations.

Selling, General and Administrative expenses:

Selling, general and administrative expenses include payroll and personnel related expenses, board remuneration, executive officers compensation, directors and officers insurance, share based compensation, travel expenses, communication expenses, office expenses, audit fees, legal fees, advisory fees, stock exchange fees and other related costs. During the years ended December 31, 2014, 2013 and 2012, total share based compensation was $23,402, $25,193 ($12,664 was related to the cost for the severance bonuses granted the Company’s former chairman and former Chief Operating Officer after their resignations) and $2,412, respectively. In addition, during the year ended December 31, 2013, the Company incurred various consultation/advisory fees of $19,233 (out of which, $5,472 refers to warrant expense), in relation to the Company’s efforts to implement its business plan, a major part of which is its vertical integration strategy. During the year ended December 31, 2013, the Company also recorded an expense of $26,774 for fees paid with shares related to coal property acquisitions that were not finalized.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Accounting for Revenue and Expenses:

Shipping segment

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo. Revenues from the technical and the operational management of vessels owned by a third party are not considered significant ($449, $591 and $474 during the years ended December 31, 2014, 2013 and 2012, respectively).

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

Coal Segment

For its coal operations, the Company earns revenues primarily through the processing of coal. The Company recognizes revenue from the processing of coal when the following general revenue recognition criteria: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price to the buyer is fixed or determinable; and 4) collectability is reasonably assured. Revenue from coal processing is recognized upon completion of the service, which generally occurs when the proceeded coal is delivered back to the customers.

The coal sales, if any, are determined to be complete for revenue recognition purposes when title and risk of loss has passed to the customer in accordance with stated contractual terms and there are no other future obligations related to the shipment. For domestic shipments, title and risk of loss generally passes as the coal is loaded into transport carriers for delivery to the customer. For international shipments, title generally passes at the time coal is loaded onto the shipping vessel.

Voyage Expenses:

Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, cargo handling and agency fees.

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

Financial Instruments (True up clauses and interest rate swap agreements):

Financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of financial instruments that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If financial instruments transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the statements of operations.

Gain/loss arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

Historically, the Company has entered into various interest rate swap agreements (see Note 22) that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of operations, respectively. As of December 31, 2014, the interest rate swap agreements had expired. As of December 31, 2013, the interest rate swap agreements were fair valued at $269.

During 2014 and 2013, the Company entered into several settlement agreements with various vendors, issued convertible notes and compensated employees containing true up clauses, or share proceed guarantees and as a result the Company recorded such liabilities at fair value of $39,300 and $20,222 respectively (see Note 22).

Share-based Compensation:

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments. The cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Segment Reporting:

Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing financial performance. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company reports financial information and evaluates its operations by revenues. Management, including the chief operating decision makers, reviews operating results solely by revenue and operating results. Based on this review, the Company has determined that it operates under three reportable segments, the dry segment for the dry bulk vessels and the wet segment for the oil tanker/asphalt carriers in relation to the shipping business and the coal business segment.

Business Combination:

The Company uses the acquisition method of accounting under the authoritative guidance on business combinations, which requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values at the acquisition date. The costs of the acquisition and any related restructuring costs are to be recognized separately in the consolidated statements of operations. The acquired company's operating results are included in the Company's consolidated financial statements starting on the date of acquisition.

The purchase price is equivalent to the fair value of the consideration transferred and liabilities incurred, including liabilities related to contingent consideration. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed. When the fair value of net assets acquired exceeds the fair value of consideration transferred plus any non-controlling interest in the acquiree, the excess is recognized as a gain.

Loss per Share:

The Company has presented loss per share for all periods presented based on the weighted-average number of its outstanding common shares during the periods after giving retroactive effect to reverse stock splits. The effect of dilutive or potentially dilutive securities is anti-dilutive, accordingly there is no difference between basic and diluted net loss per share.

Income Taxes

The Company is subject to income taxes under subchapter C of the Internal Revenue Code in relation to the coal business. Deferred income taxes are provided for temporary differences in the basis of certain assets and liabilities for financial reporting and income tax purposes. The deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount more likely than not to be realized. The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2014, the tax years ended December 31, 2014 and 2013 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2014 and 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

4. RECENT ACCOUNTING PRONOUNCEMENTS

In April 2015, the FASB issued an ASU which requires that debt issuance costs be presented in the balance sheet as a direct reduction to the carrying amount of the associated debt liability, consistent with debt discounts. Currently debt issuance costs are recognized as an asset. The ASU is effective for the Company in the first quarter of 2016 and is required to be applied retrospectively. Early adoption is permitted. The Company does not expect the adoption of this standard to have material impact on its financial position.

In February 2015, the FASB issued the ASU 2015-02, Consolidation, Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered Variable Interest Entities, amends the criteria for determining if a service provider possesses a variable interest in a Variable Interest Entity and ends the deferral granted to investment companies for application of the Variable Interest Entities consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement, Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In November 2014, the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Is More Akin to Debt or to Equity. This update has an objective to eliminate the use of different methods in practice and thereby reduce existing diversity under US GAAP in the accounting for hybrid financial instruments issued in the form of a share. The new standard is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern: Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In June 2014, the FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Allow a Performance Target to Be Achieved after the Requisite Service Period. Entities commonly issue share -based payment awards that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards. Examples of performance targets include an entity attaining a specified profitability metric or selling shares in an initial public offering. Generally, an award with a performance target also requires an employee to render service until the performance target is achieved. In some cases, however, the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. That is, the employee would be eligible to vest in the award regardless of whether the employee is rendering service on the date the performance target is achieved. This update has an objective to resolve the diverse accounting treatment of those awards in practice. The new standard is effective for annual periods and interim periods beginning after December 15, 2015. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In June 2014, the FASB issued ASU No. 2014-11Transfers and Servicing: Repurchase Agreements and Similar Transactions. Repurchase-to-maturity transactions are generally accounted for as sales with forward agreements under current accounting, whereas typical repurchase agreements that settle before the maturity of the transferred financial asset are accounted for as secured borrowings. The amendments in this update change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The amendments also require two new disclosures. The accounting changes in this update are effective for public business entities for the first interim or annual period beginning after December 15, 2014. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

In May 2014, The FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. In April 2015, the FASB proposed a deferral of the effective date of this ASU by one year, but permits entities to adopt one year earlier if they choose. The proposal to defer the effective date is currently not approved. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

5. ACQUISITIONS

Acquisition of the Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A.

On November 24, 2014, NewLead completed the 100% acquisition of the companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., pursuant to the terms of the SPA, dated October 16, 2014 as amended on November 24, 2014, between NewLead and Thalassa Holdings S.A.. As a result, on November 24, 2014, the Company acquired three oil tanker/asphalt carriers.

The consideration was $21,000 less any accrued liabilities, which shall be satisfied by the issuance of the consideration shares by the Company to Thalassa Holdings S.A. in accordance with the SPA. Accrued liabilities, includes any liabilities of any of the companies and /or the vessels accrued on or before the date of first completion date (November 24, 2014).

The number of the consideration shares to be issued to the Thalassa Holdings S.A. on the first completion date shall be determined by dividing the first completion amount, $3,180, by the stock price. The number of the consideration shares to be issued to the Thalassa Holdings S.A. on the second completion date (falling 20 business days from the first completion date) shall be determined by dividing the remaining amount by the stock price. As of December 19, 2014, the Company signed an agreement that the issuance of shares shall be after demand from Thalassa Holdings S.A . As a result, as of December 31, 2014, no shares have been issued in relation to the transaction above. Please refer to Note 27 for further update.

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The Company estimated the fair values of the assets acquired and liabilities assumed at the date of acquisition as follows:

Fair value on
acquisition date
Cash and cash equivalents	$91
Trade and other receivables, net	244
Inventories	71
Prepaid expenses	8
Vessels	20,350
Total assets	20,764

Accounts payable	2,556
Accrued liabilities	267
Deferred income	110
Bank debt	12,385
Total liabilities	15,318

Fair value of net assets	5,446
Fair value of additional consideration	5,682
Goodwill	$236

The excess of the fair value of total liabilities assumed and other consideration over total identifiable assets acquired resulted in a premium (goodwill) recorded in the line “Goodwill” in the Company’s consolidated balance sheet.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The following table includes unaudited pro forma results of operations for the years ended December 31, 2014 and 2013, as if the acquisition had been consummated as of January 1, 2013 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of January 1, 2013. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations. The actual results of the operations of the three companies are included in the consolidated financial statements of the Company only from the date of the acquisition.

	Year Ended

	December 31, 2014	December 31, 2013
	Unaudited	Unaudited
	(In thousands)
Total Revenues
As reported	$12,609	$7,343
Pro forma	$19,877	$16,827

Operating Loss
As reported	$(57,201)	$(83,169)
Pro forma	$(56,415)	$(82,937)

Net loss applicable to common shareholders
As reported	$(100,223)	$(158,232)
Pro forma	$(92,518)	$(158,464)

Net loss per share applicable to common shareholders
As reported	$(1.30)	$(297,989)
Pro forma	$(1.20)	$(298,426)

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Depreciation Expense	$(392)	$(114)

The contribution of this business combination in the year ended December 31, 2014 since the acquisition date was as follows: (a) approximately $745 in operating revenues and (b) approximately $132 net income, in total net loss.

Acquisition of the Kentucky Property-Five Mile

On December 18, 2012, the Company entered into an agreement (the “Williams-CCE-NewLead Holdings APA”) with Cypress Camon Energy, LLC (“Cypress”), Cypress Camon Investment Management, LLC (“CCIM”) the minority owners of Cypress and certain third parties (together the “Owners”) to purchase:

i.

the Kentucky property-Five Mile ownership and mineral rights for $11,000 in promissory notes payable in their entirety in January 29, 2013 that extended to February 28, 2014. During 2013, the aforementioned liability has been added to the stipulation of settlement (the “December Settlement Agreement”) between NewLead Holdings Ltd. and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), discussed in Note 14.

As part of the Williams-CCE-NewLead Holdings APA, the Company agreed to help facilitate the December 31, 2012 closing of the Asset Purchase Agreement of the Kentucky property between Williams and Kentucky in which Kentucky transferred its ownership and mineral rights in the Kentucky property-Five Mile to Williams (both Williams and Kentucky are unrelated parties to the Company). In connection with sale between William and Kentucky, on December 28, 2012, the Company issued promissory notes to RJLT Investments LLC, Williams Industries LLC and Kentucky Fuel Corporation in the amount of $1,500, $2,000 and $7,500, respectively, payable in their entirety on January 29, 2013 that later was extended to February 28, 2014. These notes payable were added to the December Settlement Agreement. The Company issued the promissory notes to facilitate the sale to Williams as the Company has agreed to acquire the Kentucky property from Williams on a closing date subsequent to December 31, 2012. In connection with the issuance of the promissory notes, the Company received a security interest in Kentucky property to secure the repayment of the notes. In 2012 the Company was granted access to develop and mine the Kentucky property -Five Mile Mine. However, during 2013, the relative payment schedule was defaulted and the promissory notes were added to the December Settlement Agreement which resulted in the full payment of the amounts due under the Notes in 2014. Although the purchase price for the mine-related assets (including mineral rights, surface rights and mining permits) and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA, has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets. The Company is currently analyzing its next steps towards the completion of the acquisition of Five Mile Assets.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

In connection with the acquisitions, the Company agreed to pay CCIM $3,000 in the form of common shares of NewLead (7 shares were issued on March 28, 2013) and a ten year warrant for $6,400 in common shares of NewLead, at an exercise price of $450,000 per share, for the assignment of the acquisition contracts to NewLead. These payments are recorded in “Advance for acquisition of coal property” in the amount of $10,847. In addition, on January 1, 2013, the Company agreed to issue to J Mining & Energy Group 38 common shares as a prepayment for its assistance in supervising, securing and executing the acquisitions. The shares were issued on March 28, 2013 and vested upon issuance. The shares issued to J Mining & Energy Group were recorded in “Selling, general and administrative expenses” in the amount of $26,774.

Following is a detail of the amounts related to Kentucky property- Five Mile included in “Advances for acquisition of coal property” on the consolidated Balance sheet:

	Year ended December 31, 2014	Year ended December 31, 2013
Promissory Note Kentucky	$7,500	$7,500
Promissory Note Williams	2,000	2,000
Promissory Note RJLT	1,500	1,500
Warrant	6,122	6,122
Common shares	4,725	4,725
Other	8	8
Total advances for acquistion of coal property	$21,855	$21,855

Acquisition of the Viking Acquisition Group LLC and Viking Prep Plant LLC

On September 13, 2013, the Company acquired 100% of the issued and outstanding membership interests of Viking Acquisition Group, LLC, a Kentucky limited liability company (“VAG”), pursuant to the terms of a unit purchase agreement. VAG’s primary asset was certain mining permits at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky.

Pursuant to the terms of the unit purchase agreement, the Company shall pay $15,000 for the membership interests of VAG. The purchase price was to be paid by the issuance of a senior secured promissory note in an aggregate principal amount of $15,000. At closing, the Company paid (i) $125 of principal on the senior secured promissory note in cash and (ii) $5,875 of principal on the note through issuing 35 shares of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $9,000, which amount is to be paid quarterly commencing on September 30, 2013, with each quarterly payment to be a principal amount of $1,500 plus accrued but unpaid interest thereon (Note 16). With effective December 31, 2014, an amendment to the VAG unit purchase agreement was executed with the seller which reduced the purchase price for the VAG membership interest to $3,300. The amendment resulted from the inability of the seller to extend the minerals lease that covered a significant portion of the subject minerals, which was one of the post-closing conditions of the acquisition, and due to a downturn in market conditions. As a result of the amendment, the Company was released from net liabilities (net of working assets assumed on the acquisition date) of $8,444, which includes the remaining amount due under the original promissory note of $4,500 and the related share proceed guarantee and accrued interest. The Company received a receivable from the seller for the remaining difference between the original purchase price of $15,000 and the revised purchase price of $3,300. The Company impaired the remaining difference between the total amount capitalized, net of release from liabilities and receivables received, and the discounted cash flows attributable to minerals leases that remained after the amendment, resulting in an impairment charge of $4,341 recorded as of December 31, 2014. In connection with the receipt of the receivable from the seller, the Company recorded a $6,558 allowance for doubtful accounts in Selling, General and Administrative Expenses. The Company has now settled the remaining balance of the $15,000 Note and it has been released and discharged from any liabilities whatsoever under the $15,000 Note. The Pledge Agreement was cancelled and consequently the membership interests of VAG were released to the Company.

The common stock that was issued had a fair value in the amount of $4,238. As a result the purchase price has been adjusted to $13,363. The original purchase price allocation prior to the amendment discussed above follows:

Cash	$125
Common Stock Issued	5,875
Senior Security Note	9,000
Total purchase price	$15,000
Fair value adjustment	1,637
Total adjusted purchase price	$13,363

The total purchase price has been allocated as follows:

Accounts receivable	$16
Leased mineral rights	20,117
Accounts payable	(1,007)
Royalties payable	(875)
Contigent consideration	(4,052)
Asset retirement obligations	(836)
$13,363

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On December 9, 2013, the Company acquired 100% of the issued and outstanding membership interests of Viking Prep Plant LLC (“VPP”), a Kentucky limited liability company, pursuant to the terms of a unit purchase agreement. VPP’s primary asset is a coal preparation plant located in Pike County, Kentucky. Pursuant to the unit purchase agreement, the Company agreed to pay $30,000 for the membership interests of VPP. The purchase price was to be paid through the issuance of a senior secured promissory note in an aggregate principal amount of $24,000 and a previously issued promissory note of $6,000. At closing, the Company paid (i) $10,000 of principal on the senior secured promissory note through issuing 207 shares of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $14,000, which is to be paid quarterly commencing on December 31, 2013, with each quarterly payment to be a principal amount of $2,800 plus accrued but unpaid interest thereon (Note 16). Moreover, the previously issued $6,000 promissory note was due and payable in one balloon payment on October 21, 2013. The previously issued $6,000 promissory note was included in the December Settlement Agreement discussed in Note 14. During June 2014, the full amount of $6,000 had been fully repaid through the December Settlement Agreement and the Company had been released. As of December 31, 2014, the balance of the senior secured promissory note is $8,400.

The common stock that was issued had fair value in the amount of $8,402. As a result the purchase price has been adjusted to $28,402.

Common Stock issued	$10,000
Promissory Note	6,000
Senior Secured Note	14,000
Total purchase price	$30,000
Fair value adjustment	1,598
Total adjusted purchase price	$28,402

The total purchase price has been allocated as follows:

Accounts receivable	$166
Property, Plant and Equipment	9,650
Goodwill	28,007
Accounts payable	(2,076)
Contigent consideration	(7,239)
Asset retirement obligations	(106)
$28,402

Contingent consideration is in the form of share proceed guarantees refer to Note 22. In relation to asset retirement obligations recorded in purchase accounting please refer to Note 18. During fiscal year 2014, the Company has recorded a goodwill impairment charge of $4,693. Refer to Note 7. For the convertible notes issued for the acquisition of the VPP refer to Note 16.

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

	Year Ended

	December 31, 2013	December 31, 2012
	Unaudited	Unaudited
	(In thousands)
Total Revenues
As reported	$7,343	$8,928
Pro forma VAG	7,984	9,311
Pro forma VPP	11,297	13,037
Pro forma Total	$11,938	$13,420

Operating Loss
As reported	$(83,169)	$(16,470)
Pro forma VAG	(82,818)	(17,084)
Pro forma VPP	(83,723)	(17,069)
Pro forma Total	$(85,409)	$(20,216)

Net loss applicable to common shareholders
As reported	$(158,232)	$(402,562)
Pro forma VAG	(157,881)	(403,176)
Pro forma VPP	(158,786)	(403,161)
Pro forma Total	$(160,468)	$(406,308)

Net loss per share applicable to common shareholders
As reported	$(297,989)	$(2,795,569)
Pro forma VAG	(297,328)	(2,799,835)
Pro forma VPP	(299,032)	(2,799,731)
Pro forma Total	$(302,200)	$(2,821,583)

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

6. JOINT VENTURES

On April 11, 2012, through one of its wholly-owned subsidiaries, NewLead Holdings (US) Corp., the Company entered into a Joint Venture Agreement with J Mining & Energy Group to establish New Lead JMEG LLC as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. The Company had joint control with J Mining & Energy Group of New Lead JMEG LLC and was entitled to and was liable for the total net assets of the joint venture. NewLead Holdings (US) Corp. contributed to the capital of the joint venture $2,500 cash and $1,000 in value of coal sales agreements. In addition, the Company delivered to J Mining & Energy Group $300 and 1 common share of the Company as a condition to the closing of the Joint Venture Agreement.

On July 13, 2012, and in relation to this Joint Venture Agreement, the Company and New Lead JMEG LLC, entered into a marketing and administrative services agreement (effective as of April 11, 2012), where it was agreed NewLead (through its subsidiary Newlead Bulkers) would provide the aforementioned services for a monthly fee of $160. This agreement was cancelled on December 10, 2013, with retrospective effect. In addition, NewLead and J Mining & Energy Group invoiced New Lead JMEG LLC for an aggregate amount of $3,280 relating to start up fees. The invoice from NewLead to New Lead JMEG LLC in the amount of $1,980 was also cancelled as of December 15, 2013. Due to the nature of these related party transactions, the invoices of $1,980 to New Lead JMEG LLC from the Company, as well as the aggregate of $1,810 and $1,387 from the relevant marketing and administrative services agreement, have not been recognized as revenue during the years ended December 31, 2013 and 2012, respectively, as they were to be recognized upon payment of each amount from New Lead JMEG LLC, which was never effectuated.

For the year ended December 31, 2014, the Company has recorded an allowance for doubtful accounts of $2,249 related to its due from joint ventures, as a result of the Company’s assessment of the recoverability of this receivable. For the year ended December 31, 2014, New Lead JMEG LLC had net loss of $384. As of December 31, 2014, New Lead JMEG LLC’s current assets were $2,832 and its current liabilities were $5,081. The carrying value of the joint venture is $0 and the Company may fund its continuing losses.

For the year ended December 31, 2013, the Company has recorded an impairment loss of $1,077 in respect of the New Lead JMEG LLC joint venture as a result of the Company’s assessment of the recoverability of this investment. For the year ended December 31, 2013, New Lead JMEG LLC had income of $574. As of December 31, 2013, New Lead JMEG LLC’s current assets were $2,493 and its current liabilities were $4,358.

For the year ended December 31, 2012, New Lead JMEG LLC had a net loss of $4,939, which was comprised of the fees described above, as well as from other general and administrative expenses. No other transactions have taken place during the period. As of December 31, 2012, New Lead JMEG LLC’s current assets were $2,380 and its current liabilities were $4,819.

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

For the year ended December 31, 2014, NewLead Mojave had a net loss of $366 which was comprised of $192 loss derived from its 50% investment in New Lead JMEG LLC and of $174 Interest and Finance Costs, respectively. No other transactions have taken place during this period.

For the year ended December 31, 2013, NewLead Mojave had a gain of $16 which was comprised of $287 gain derived from its 50% investment in New Lead JMEG LLC and of $271 Interest and Finance Costs, respectively. No other transactions have taken place during this period.

For the year ended December 31, 2012, NewLead Mojave had a net loss of $2,838 which was comprised of $2,469 loss derived from its 50% investment in New Lead JMEG LLC and of $369 Interest and Finance Costs, respectively. No other transactions have taken place during this period.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

7. GOODWILL

	As of December 31, 2013	Acquisitions	Impairments	As of December 31, 2014
Goodwill:
Shipping	$-	$236	$-	$236
Coal	28,007	-	-	28,007
Total goodwill	$28,007	$236	$-	$28,243

Accumulated impairment losses:
Shipping	$-	$-	-	$-
Coal	-	-	(4,693)	(4,693)
Total accumulated impairment losses	$-	$-	(4,693)	$(4,693)

Goodwill, net:
Shipping	$-	$236	-	$236
Coal	28,007	-	(4,693)	23,314
Total goodwill, net	$28,007	$236	(4,693)	$23,550

On November 24, 2014, the Company completed the 100% acquisition of the companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., pursuant to the terms of a SPA, dated October 16, 2014 as amended November 24, 2014, between NewLead and Thalassa Holdings S.A (see Note 5). The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The excess of the fair value of total liabilities assumed and other consideration over total identifiable assets acquired resulted in a premium (goodwill) of $236. Refer to Note 5 for further details of the transaction.

On December 9, 2013, the Company acquired the membership units of VPP (see Note 5). The acquisition was accounted for under the acquisition method of accounting and, accordingly, the identifiable assets acquired and liabilities assumed were recorded at their fair values. The excess of the fair value of total liabilities assumed and other consideration over total identifiable assets acquired resulted in a premium (goodwill) of $28,007. Refer to Note 5 for further details of the transaction.

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

Shipping

The future cash flows from operations were determined by considering the charter revenues based on a number of factors relating to the remaining life of the vessels, including: (a) the contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire days based on historical experience or, if the most likely use of the vessel would result in flows only through its disposal, the fair value of the vessel at the end of the reporting period and (d) market data for charter rates for oil tanker/asphalt carriers. Expenses were forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred in generating revenue in each reporting unit, and operating strategies and specific forecasted operating expenses to be incurred are forecasted by applying an inflation rate of 2% considering the economies of scale due to the Company’s growth. The weighted average cost of capital (WACC) used was between 9% and 12%. As of December 31, 2014, no triggering event had occurred requiring an impairment to be recorded. For the years 2013 and 2012 no goodwill existed.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Coal

For Coal, the Goodwil only relates to the Company’s coal processing plant, VPP. The future cash flows from operations were determined by considering the monthly processing of 110 tons of raw coal in relation to VPP for a useful life of 12 years. For the years 2015 and 2016, the annual production is considered to be 30 tons and 83 tons, respectively, due to the future projection of the market for coal. Expenses were forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred in generating revenue in each reporting unit, and operating strategies and specific forecasted operating expenses to be incurred are forecasted by applying an inflation rate of 2% considering the economies of scale due to the Company’s growth. The weighted average cost of capital (WACC) used was 12%.

The Company’s annual impairment test for coal business as of December 31, 2014, resulted in impairment of goodwill of $4,693, due to the sharp decrease in coal prices. As of December 31, 2013, no triggering event had occurred requiring an impairment to be recorded. No goodwill existed as of December 31, 2012.

8. RESTRICTED CASH

Restricted cash, as of December 31, 2014 and December 31, 2013, was as follows:

	As of December 31,	As of December 31,
	2014	2013
Credit cards deposits	50	-
Standby letter of credit	102	-
Letters of guarantee	31	31
Long term restricted cash accounts	$183	$31

As of December 31, 2014, the Company retained letters of guarantee in the amount of $31, credit cards deposits of $50 and standby letter of credit amount of $102. As of December 31, 2014, the Company was under default regarding the minimum liquidity of $250 for the Portigon AG Credit Facility. Please refer to Note 15 for further details in respect of minimum liquidity.

As of December 31, 2013, the Company retained letters of guarantee in the amount of $31. As of December 31, 2013, the Company had a waiver regarding the minimum liquidity of $250 for the Portigon AG Credit Facility. Please refer to Note 15 for further details in respect of minimum liquidity.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

9. VESSELS AND OTHER FIXED ASSETS, NET

Acquisition of vessels

On September 15, 2013, the Company signed a memorandum of agreement for the acquisition of a drybulk vessel, for an aggregate consideration of approximately $19,500, plus 1% address commission. The Company also incurred additional acquisition related costs of approximately $3,052. The purchase price was included in the December Settlement Agreement with Hanover, refer to Note 14. The vessel was delivered to the Company on September 16, 2014.

On May 19, 2014 and July 25, 2014, the Company completed the acquisition of two drybulk vessels, the Newlead Albion and the Newlead Venetico, through sale and leaseback agreements (refer to Note 17).

During November 2014, through the SPA with Thalassa Holdings S.A. (refer to Note 5), the Company acquired three oil tanker/asphalt carriers. In addition, the Company completed the acquisition of another two oil tanker/asphalt carriers through bareboat charter agreements (refer to Note 17).

Disposal of vessels

For all the vessels sold, see also Note 26 Discontinued Operations.

Impairment of vessels

For the year ended December 31, 2014, the Company’s impairment tests indicated an amount of $209 impairment for one of the vessels that were held and used as of December 31, 2014.

For the year ended December 31, 2013, the Company’s impairment tests indicated that no impairment existed for the two vessels that were held and used as of December 31, 2013.

For the year ended December 31, 2012, the Company recorded an impairment charge totaling $5,911 in continuing operations on one of the two vessels that were held and used as of December 31, 2012.

The table below presents the movement of “Vessels and Other Fixed Assets, Net”:

Cost	Vessels	Leased Vessels	Dry docking and Special survey	Other fixed assets	Total
Balance at December 31, 2011	$433,483	$101,500	$8,969	$1,024	$544,976
Additions	-	-	985	-	985
Disposals — Discontinued operations	(376,517)	(101,500)	(7,759)	-	(485,776)
Balance at December 31, 2012	$56,966	$-	$2,195	$1,024	$60,185
Additions	-	-	366	5	371
Balance at December 31, 2013	$56,966	$-	$2,561	$1,029	$60,556
Additions	43,097	47,554	668	19	91,338
Loss on sale and leaseback	-	(1,150)	-	-	(1,150)
Balance at December 31, 2014	$100,063	$46,404	$3,229	$1,048	$150,744
Accumulated Depreciation and Amortization
Balance at December 31, 2011	$(238,502)	$(28,474)	$(7,761)	$(720)	$(275,457)
Depreciation and Amortization for the period	(5,168)	(209)	(428)	(184)	(5,989)
Impairment loss (Note 3)	(5,075)	-	(836)	-	(5,911)
Disposals — Discontinued operations	228,294	28,683	7,698	-	264,675
Balance at December 31, 2012	$(20,451)	$-	$(1,327)	$(904)	$(22,682)
Depreciation and Amortization for the period	(2,536)		(196)	(75)	(2,807)
Balance at December 31, 2013	$(22,987)	$-	$(1,523)	$(979)	$(25,489)
Depreciation and Amortization for the period	(2,719)	(737)	(285)	(50)	(3,791)
Impairment loss (Note 3)	-	-	(209)	-	(209)
Balance at December 31, 2014	$(25,706)	$(737)	$(2,017)	$(1,029)	$(29,489)
Net book value — December 31, 2012	$36,515	$-	$868	$120	$37,503
Net book value — December 31, 2013	$33,979	$-	$1,038	$50	$35,067
Net book value — December 31, 2014	$74,357	$45,667	$1,212	$19	$121,255

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

10. PROPERTY, EQUIPMENT, MINE DEVELOPMENT COSTS, OWNED AND LEASED MINERAL RIGHTS, LAND AND BUILDINGS

Property, equipment, and mine development costs consisted of the following:

	As of December 31, 2014	As of December 31, 2013
Production equipment	$9,198	$9,030
Mine development	1,052	1,052
Total property, equipment and mine development costs	10,250	10,082
Less accumulated depreciation	(781)	(31)
Total property, equipment and mine development costs, net	$9,469	$10,051

Owned and leased mineral rights, land and building, net consisted of the following:

	As of December 31, 2014	As of December 31, 2013
Land	$490	$490
Buildings	266	132
Leased Mineral interests	1,034	20,377
Total owned and leased mineral rights, land and building	1,790	20,999
Less accumulated depreciation and depletion	(19)	(22)
Total owned and leased mineral rights, land and building, net	$1,771	$20,977

Leased mineral interests were reviewed for impairment due to changes in circumstances that indicated that the carrying amount of leased mineral interests may not be recoverable, according to the addendum dated December 31, 2014 (refer to Note 16). Recoverability is measured by a comparison of the carrying amount of leased mineral interests to the estimated future undiscounted cash flows expected to be generated by it. If the carrying amount exceeds its estimated future undiscounted cash flows, an impairment charge is recognized equal to the amount by which the carrying amount exceeds the fair value of leased mineral interests.

The future cash flows from operations were determined by considering the Company’s mining plan for one year. According to the plan, the Company expects to mine 205 tons in one year. Expenses were forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred or has obtained after monitoring the market.

With effective December 31, 2014, an amendment to the VAG unit purchase agreement was executed with the seller which reduced the purchase price for the VAG membership interest to $3,300. The amendment resulted from the inability of the seller to extend the minerals lease that covered a significant portion of the subject minerals, which was one of the post-closing conditions of the acquisition, and due to a downturn in market conditions. As a result of the amendment, the Company was released from net liabilities (net of working assets assumed on the acquisition date) of $8,444, which includes the remaining amount due under the original promissory note of $4,500 and the related share proceed guarantee and accrued interest. The Company received a receivable from the seller for the remaining difference between the original purchase price of $15,000 and the revised purchase price of $3,300. The Company impaired the remaining difference between the total amount capitalized, net of release from liabilities and receivables received, and the discounted cash flows attributable to minerals leases that remained after the amendment, resulting in an impairment charge of $4,341 recorded as of December 31, 2014. In connection with the receipt of the receivable from the seller, the Company recorded a $6,558 allowance for doubtful accounts in Selling, General and Administrative Expenses. The Company has now settled the remaining balance of the $15,000 Note and it has been released and discharged from any liabilities whatsoever under the $15,000 Note. The Pledge Agreement was cancelled and consequently the membership interests of VAG were released to the Company.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

11. DEFERRED CHARGES, NET

The movement of the deferred charges, net, as of December 31, 2014 is as follows:

Financing Costs
Net Book Value at December 31, 2011	$5,742
Additions	564
Amortization	(1,781)
Write-offs	(3,952)
Net Book Value at December 31, 2012	$573
Additions	376
Amortization	(460)
Net Book Value at December 31, 2013	$489
Additions	498
Amortization	(158)
Net Book Value at December 31, 2014	$829

December 31, 2013	489
Current	$489
December 31, 2014	829
Current	$829

During 2014, the Company paid $498 to acquire Newlead Albion and Newlead Venetico, under their respective sale and lease back agreements (refer to Note 17). The amount refers to arrangement fees of 1% of the purchase price pursuant to the lease back agreements and legal fees.

On March 28, 2013, the Company agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility. Total fees of $250 were capitalized as a result of this amendment (refer to Note 15). On July 9, 2013, the Company agreed with Mojave Finance Inc, to extend the maturity of the loan agreement with a fee of $126 which was fully amortized during 2013 (refer to Note 15).

As of December 31, 2012, the Company was in active negotiations with its lenders (see Notes 15 and 16). For indebtedness which the Company expected that the lender would call the debt, and neither a waiver nor a restructuring of the debt was available, the Company concluded that certain deferred finance fees and other costs should be written off and as such accelerated the amortization. As a result, during the year ended December 31, 2012, the Company recorded a charge of $3,952, of which $3,882 is included within “Interest & Finance Expense” from continuing operations and the remaining amount of $70 is included in Loss from discontinued operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

12. ACCOUNTS PAYABLE, TRADE

Accounts payable, trade, as of December 31, 2014 and 2013 were as follows:

	As of December 31,	As of December 31,
	2014	2013
Suppliers	$7,735	$4,944
Shipyards	223	22
Insurers	697	1,516
Agents	650	575
Business Acquisition Obligation	5,682	-
Other creditors	8,889	14,394
	$23,876	$21,451

During the years ended December 31, 2014 and 2013, excluding the shares issued to Hanover discussed in Note 21, the Company issued approximately 154,835 and 187 shares, respectively, to various vendors and related parties to settle outstanding invoices of approximately $13,295 and $9,700, respectively, including true up clauses.

13. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2014 and 2013 were as follows:

	As of December 31,	As of December 31,
	2014	2013
Accrued interest	$12,957	$6,650
Accrued claims	3,457	3,441
Other accrued expenses	4,435	5,082
	$20,849	$15,173

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

14. SHARE SETTLED DEBT

	As of December 31,	As of December 31,
	2014	2013
Hanover Holdings I, LLC	$-	$68,743
Accounts payable	-	3,852
	$-	$72,595

Hanover Holdings Transactions

a) Hanover 1 (April 5, 2013)

On April 5, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between NewLead Holdings Ltd. and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), in the matter entitled Hanover Holdings I, LLC. NewLead Holdings Ltd., Case No. 650964/2013 (the “Action”). Hanover commenced the Action against the Company on March 18, 2013 to recover an aggregate of $2,412 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “Assigned Accounts”), plus fees and costs (the “Claim”). The Assigned Accounts relate to certain legal, insurance, broker, bunker and consulting services provided by certain vendors of the Company. The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the Order by the Court on April 5, 2013.

Pursuant to the terms of the Settlement Agreement approved by the Order, on April 5, 2013, the Company issued and delivered to Hanover 6 shares (the “Settlement Shares”) of the Company’s common shares. The Settlement Agreement provides that the Settlement Shares will be subject to certain adjustments for a certain period (the “Calculation Period”) (which is the shorter of the following: (a) the 50-consecutive trading day period commencing on the trading day immediately following the date of issuance of the initial Settlement Shares and (b) the consecutive trading day period commencing on the trading day immediately following the Initial Issuance Date and ending on the trading day that Hanover shall have received the aggregate cash proceeds from the resale of Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of Settlement Shares equal to the sum of (i) $3,135, representing 130% of the total amount of the Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action, subject to the cap set forth above (less $10 heretofore paid by the Company), supported by daily written reports to be delivered by Hanover to the Company subject to that fact that any number of shares of common stock will be equal to the sum of i) the quotient obtained by dividing (A) $2,412 by (B) 70% of the trading volume weighted average price of the common stock as reported by Bloomberg L.P. over the calculation period and ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred which shall not exceed $50 by (B) the volume weighted average price over the calculation period.

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

Since the issuance of the Settlement Shares described above, Hanover demonstrated to the Company’s satisfaction that it was entitled to receive an aggregate of 7 additional shares (“Additional Settlement Shares”) based on the adjustment formula described above, and that the issuance of such Additional Settlement Shares to Hanover, in the amounts and at the times requested by Hanover during the Calculation Period, would not result in Hanover exceeding the beneficial ownership limitation set forth above. Accordingly, during the Calculation Period, the Company issued and delivered to Hanover an aggregate of 7 Additional Settlement Shares pursuant to the terms of the Settlement Agreement approved by the Order.

The Calculation Period expired on June 18, 2013 and the True-Up Date occurred on June 19, 2013. Based on the adjustment formula described above, Hanover was entitled to receive an aggregate of 11 VWAP Shares. Accordingly, since Hanover previously had received an aggregate of 12 Settlement Shares and Additional Settlement Shares, on the True-Up Date Hanover returned to the Company for cancellation 1 share of common stock pursuant to the terms of the Settlement Agreement approved by the Order. No additional shares of common stock are issuable to Hanover pursuant to the Settlement Agreement. As a result of the agreement with Hanover, the Company recorded an aggregate expense of $1,051 in relation to the fair value of the liability, which is included in Loss from continuing operations.

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

Pursuant to the terms of the July Settlement Agreement approved by the July Order, on July 10, 2013, the Company issued and delivered to Hanover 55 shares (the “July Settlement Shares”) of the Company’s common stock. The July Settlement Agreement provides that the July Settlement Shares will be subject to certain adjustments for a certain period (the “July Calculation Period”) (which is the shorter of the following: (a) the 120-consecutive trading day period (subject to extension as set forth in the July Settlement Agreement) commencing on the trading day immediately following the date of issuance of the July Settlement Shares (the “July Initial Issuance Date”), and (b) the consecutive trading day period commencing on the trading day immediately following the July Initial Issuance Date and ending on the trading day that Hanover shall have received the aggregate cash proceeds from the resale of July Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the July Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of July Settlement Shares equal to the sum of (i) $9,727, representing 135% of the total amount of the July Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the July Action, subject to the cap set forth above, supported by daily written reports to be delivered by Hanover to the Company, subject to that fact that any number of shares of common stock will be equal to the sum of i) the quotient obtained by dividing (A) $7,206 by (B) 65% of the trading volume weighted average price of the common stock as reported by Bloomberg L.P. over the calculation period and ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred which shall not exceed $50 by (B) the volume weighted average price over the calculation period.

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

The remaining terms of the July Settlement Agreement and July Order are substantially the same as the terms of the Settlement Agreement and Order executed in April 2013.

Since the issuance of the July Initial Settlement Shares described above, Hanover demonstrated to the Company’s satisfaction that it was entitled to receive an aggregate of 18 additional shares (the “July Additional Settlement Shares”) based on the adjustment formula described above, and that the issuance of such July Additional Settlement Shares to Hanover, in the amounts and at the times requested by Hanover during the July Calculation Period, would not result in Hanover exceeding the beneficial ownership limitation set forth above. Accordingly, during the July Calculation Period, the Company issued and delivered to Hanover 18 Additional Settlement Shares pursuant to the terms of the Settlement Agreement approved by the Order.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The July Calculation Period expired on October 15, 2013 and the July True-Up Date occurred on October 16, 2013. Based on the adjustment formula described above, Hanover was entitled to receive an aggregate of 75 VWAP Shares. Accordingly, since Hanover previously had received an aggregate of 55 July Initial Settlement Shares and 18 July Additional Settlement Shares, on the July True-Up Date the Company issued and delivered to Hanover an additional 3 shares of common stock pursuant to the terms of the July Settlement Agreement approved by the Order. No additional shares of common stock are issuable to Hanover pursuant to the July Settlement Agreement. As a result of the agreement with Hanover, the Company recorded an aggregate expense of $3,907 in relation to the fair value of the liability, which is included in loss from continuing operations.

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

Pursuant to the terms of the December Settlement Agreement approved by the December Order, on December 6, 2013, the Company issued and delivered to Hanover 70 shares (the “December Settlement Shares”) of the Company’s common stock. The December Settlement Agreement provides that the December Settlement Shares will be subject to certain adjustments for a certain period (the “December Calculation Period”) (which is the shorter of the following: (a) the 220-consecutive trading day period (subject to extension as set forth in the December Settlement Agreement) commencing on the trading day immediately following the date of issuance of the December initial Settlement Shares (the “December Initial Issuance Date”), and (b) the consecutive trading day period commencing on the trading day immediately following the December Initial Issuance Date and ending on the trading day that MGP shall have received aggregate cash proceeds from the resale of December Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the December Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of December Settlement Shares equal to the sum of (i) $61,631, representing 137.5% of the total amount of the December Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the December Action, subject to the cap set forth above, supported by daily written reports to be delivered by MGP to the Company, subject to that fact that any number of shares of common stock will be equal to the sum of i) the quotient obtained by dividing (A) $44,649 by (B) 62,5% of the trading volume weighted average price of the common stock as reported by Bloomberg L.P. over the calculation period and ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred which shall not exceed $125 by (B) the volume weighted average price over the calculation period. As a result, the Company ultimately may be required to issue to MGP substantially more shares of common stock than the number of December Settlement Shares initially issued (subject to the limitations described below).

In addition, the December Settlement Agreement also provides that with respect to any single trading day during the December Calculation Period, MGP shall not offer or sell any December Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 20% of the worldwide average daily trading volume in the common stock on all national securities exchanges and automated quotation systems, if any, on which the common stock is listed or designated for quotation (as the case may be), excluding any sales of common stock by MGP, for the 10 trading days immediately preceding such trading day and (ii) $295 worth of common stock. Hanover, MGP and the Company may modify this restriction by mutual written agreement.

The December Settlement Agreement further provides that in no event shall the number of shares of common stock issued to MGP or its designee in connection with the December Settlement Agreement, when aggregated with all other shares of common stock then beneficially owned by Hanover, MGP and their respective affiliates, and the rules and regulations thereunder), result in the beneficial ownership by Hanover, MGP and their respective affiliates at any time of more than 9.99% of the common stock. As a result of the agreement with Hanover, the Company recorded an aggregate expense of $26,864 in 2013 in relation to the fair value of the liability, which is included in loss from continuing operations. Such expense accrual resulted in a liability to Hanover amounting to $71,438 at December 31, 2013.

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

As of December 31, 2014, the December Settlement Agreement in the total amount $61,574 has been fully repaid through the issuance of 768,752 common shares including the December Settlement Shares. Such amount was $9,739 less than the liability to Hanover previously recorded, resulting in a gain of $9,739, which is included in interest and finance expense in 2014.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

15. LONG-TERM DEBT

Below is a summary of the long-term portion and current portion of long-term debt as at December 31, 2014 and 2013:

	December 31, 2014			December 31, 2013
Description	Long-term	Current portion	Total	Long-term	Current portion	Total
Piraeus Bank A.E.	$-	$32,525	$32,525	$-	$32,525	$32,525
Portigon AG	-	24,215	24,215	-	24,781	24,781
Mojave Finance Inc	-	3,000	3,000	-	3,000	3,000
Natixis	7,707	4,598	12,305	-	-	-
Ending Balance	$7,707	$64,338	$72,045	$-	$60,306	$60,306

Due to its economic conditions and operational difficulties during 2011, the Company entered into restructuring discussions with each of the lenders under the Company’s facility and credit agreements, the holders of the 7% Notes set forth in Note 16 and the counterparties to the Company’s capital leases set forth in Note 26 (collectively, the agreements governing such debt, the “Financing Documents”). As part of those discussions, the Company appointed Moelis & Company (“Moelis”) to act as the Company’s financial advisors in respect of an overall restructuring proposal with respect to the Financing Documents. On November 8, 2011, the Company and Moelis presented to each of the lenders under the Financing Documents a commercial presentation which set out a comprehensive global restructuring proposal (the “Restructuring Proposal”), and which included, among other things, proposed amendments to the Financing Documents (including amortization relief and reset of financial covenants). The aim of the restructuring was to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis. The Company has completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation (all references to the Lemissoler Maritime Company W.L.L. Capital Lease Obligation refer to the agreement entered into with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, the four affiliate companies of Lemissoler Maritime Company W.L.L., in November 2010, for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi) and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, to final payment of outstanding fees. The Company’s restructuring efforts with Piraeus Bank (CPB loan) have experienced difficulties and, as a result, have been delayed. Due to these difficulties, the Company has chosen to treat its negotiations with Piraeus Bank (CPB loan) separately from its restructuring efforts with its other lenders. The Company remains in restructuring negotiations with Piraeus Bank (CPB loan) outside of the Restructuring Proposal. In addition, while the Company has completed its restructuring efforts with the lenders under the Syndicate Facility Agreement, it continues to have an outstanding liability of $129 under the Syndicate Facility Agreement related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, the Company has nevertheless not been formally discharged and released of any and all of its obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

During 2011 and 2012 the Company sold, disposed of or handed control over to its lenders a total of 20 vessels and hulls under construction (or the ownership of the shipowning subsidiaries) in connection with the restructuring. To the extent that the Company has sold vessels, the sale proceeds have been used to repay the related debt.

Since June 2011, the Company had defaulted under each of its Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). As of December 31, 2014 and 2013, the Company was in default under its credit agreements with Piraeus Bank (CPB loan), Portigon AG and Mojave Finance Inc. Credit Facility. Since the Company’s lenders, as a result of defaults by the Company, have the right, absent receipt of waivers, to demand the repayment of its debt at any given time, the Company reclassified its long term debt (excluding Natixis) as of December 31, 2014 and 2013 as current liabilities in its consolidated balance sheet. Lenders have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all. As of December 31, 2014, the Company has performed all the payments of principal and interest with respect to the Natixis loan and as a result the long term portion of the loan has been classified as long term.

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

On December 21, 2011, with the consent of the lenders under the Syndicate Facility Agreement, the Company agreed for the sale of the four LR1 vessels related to this facility, and the lenders agreed with NewLead to accept the gross sale proceeds in full and final satisfaction of all liabilities owed to the syndicate under the governing loan agreement. Following this agreement, $64,532, which constituted the proceeds of the sales of the Newlead Avra and the Newlead Fortune (sold in December 2011), and $80,159, which constituted the proceeds of the sales Newlead Compass and the Newlead Compassion (sold in January 2012), were applied against the loan. As of December 31, 2014 and 2013, the outstanding balance due to the syndicate lenders was $129, which is included in accounts payable and related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay outstanding amounts owed and fees under the agreement, the Company has nevertheless not been formally discharged and released of any and all of its obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

(b) Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”) Credit Facility

On December 10, 2010, the Company entered into a Loan Agreement with Piraeus Bank for a reducing revolving credit facility of up to $62,000, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, and to finance the working and investment capital needs. The provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the related vessels. Borrowings under this loan facility bore an approximate effective interest rate of 6.32%, including the margin, during 2014.

On April 5, 2012, with the consent of Piraeus Bank, the Company entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for proceeds of approximately $9,450. The proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico in a total aggregate amount of $6,736, (b) interest payable and (c) the payment of outstanding trade and vendor payments. Since June 2013 and as of December 31, 2014, the outstanding balance on such loan facility of $32,525 is fully payable.

(c) Portigon AG (formerly, West LB Bank) Credit Facility

On April 1, 2010, the Company assumed a Loan Agreement with Portigon AG, relating to a term loan facility of up to $27,500 in relation to the Newlead Victoria. On March 28, 2013, the Company agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility, which include, among others, that: (a) the outstanding balance of $25,250 is to be payable in 3 quarterly installments of $300, followed by 5 quarterly installments of $375, followed by 15 quarterly installments of $475, followed by a balloon payment of $15,350 due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment shall be repaid on January 31, 2019), (b) the Company was waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which the bank is satisfied that the security cover ratio is not less than 100% and (ii) December 31, 2013 (inclusive), and (c) the Company was waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

During 2013, borrowings under this loan facility bore an approximate effective interest rate of 3.40%, including the margin of 3.25%. The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%.

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

The vessel’s excess cash must be applied towards the prepayment of the balloon installment until such time as the balloon installment has been reduced to $6,000, in accordance with the following, all as described in the loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. As of December 31, 2014, the Company was not in compliance with this ratio. The loan facility includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter (as of December 31, 2014, the Company was in breach of this covenant); (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2014, the Company was in breach of this covenant); (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2014, the Company was in breach of this covenant) and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter (as of December 31, 2014, the Company was in breach of this covenant). As of December 31, 2014, the Company has defaulted on principal and interest payments. As of December 31, 2014, the outstanding balance was $24,215.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On April 11, 2013, 42 common shares were issued to Piraeus Bank and vested immediately upon issuance. Pursuant to a Registration Rights Agreement entered into in connection with the agreement, as subsequently amended on April 10, 2013, Piraeus Bank may demand that the Company file a registration statement with respect to the shares, request that the Company file a registration statement on Form F-3 if the Company is entitled to use such form, or request that the common shares be covered by a registration statement that the Company is otherwise filing (i.e., piggy-back registration). On April 25, 2013, the Company was fully discharged and released from any and all obligations to Piraeus Bank under the credit facilities.

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

On February 24, 2012, the Bank of Scotland issued notices of enforcement and notices of default and acceleration in relation to the senior loan agreement and the junior loan agreement, each dated April 15, 2010, between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. In addition, the Bank of Scotland filed claim forms in the High Court of England and Wales against the borrowers representing claims for approximately $62,684 and $13,938 under the Kamsarmax Syndicate Facility Agreements and sought a declaration, that, among other things, the Bank of Scotland was entitled to make a demand against the Company in respect of sums owing under the Kamsarmax Syndicate Facility Agreements. Ayasha and Bethune were the shipowning companies of the motor vessels “Newlead Tomi” and “Newlead Gujarat,” respectively. Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Syndicate Facility Agreements, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Syndicate Facility Agreements and the vessels were handed over to the lenders control. The gain on the transaction resulting from the release of the respective liabilities to the lender amounted to $24,576 and is included in loss from discontinued operations in 2012.

On August 1, 2012, the Company was formally discharged and released of any and all of its obligations in respect of the Kamsarmax Syndicate Facility Agreements.

(f) Eurobank Credit Facility

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

(g) Handysize Syndicate Facility Agreement

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(h) Mojave Finance Inc. Credit Facility

On April 10, 2012, the Company, as a third party, and NewLead Holdings (US) Corp. (refer to Note 6), entered into a Loan Agreement with Mojave Finance Inc., for a secured loan facility of $3,000 in order to finance its coal business. Pursuant to a Pledge Agreement, the loan facility is secured by an interest of 52% in NewLead Mojave Holdings LLC and 50% in New Lead JMEG LLC (the “Security”). The loan was initially payable in three equal monthly installments, the first to be paid one month after the drawdown date with each subsequent payment on a monthly basis. Pursuant to the Loan Agreement, the Company and NewLead Holdings (US) Corp. shall not, without prior written consent of Mojave Finance Inc., permit or create any security interest in the Security or permit or create any security interest in the assets of NewLead Holdings (US) Corp., NewLead Mojave Holdings LLC or New Lead JMEG LLC. Should NewLead Holdings (US) Corp. and/or the Company sell their entire interest in New Lead JMEG LLC, or any part thereof, such entity will have the obligation to prepay the loan, or any portion thereof, as applicable, in proportion to the interest sold. On July 9, 2012, the loan facility was amended. Pursuant to the amendment, the loan was payable after a nine-month period following the drawdown date, with the $3,000 repayment due on January 11, 2013. On January 9, 2013 and July 9, 2013, the loan facility was further amended. Pursuant to the second and the third amendments, the loan is payable after an eighteen-month period following the drawdown date, with the $3,000 repayment due on October 11, 2013. Since October 2013 and as of December 31, 2014, the outstanding balance on such loan facility of $3,000 is fully payable. As of December 31, 2014, the Company has also defaulted in interest payments. Borrowings under this loan facility bore an approximate effective interest rate, including the margin, of 5.10%, during 2014.

(i) New Coal Holding LLC

On September 3, 2013, the Company entered into an agreement with New Coal Holding LLC for a Loan Facility of up to $300. The facility was payable in one balloon payment due three months from the final draw-down. During December 2013, the facility was fully repaid through the issuance of 10 common shares. The company was fully released and discharged from any liability and obligations arising from the loan agreement upon the issuance of the shares. However, there was a true up clause in order for the holder to request for additional shares in order to collect the full amount of the loan facility. The true up clause has expired during December 2014 according to the terms of the agreement. Refer to Note 22 for further details.

(j) Natixis

On November 24, 2014, the Company assumed a loan Agreement with Natixis, dated September 18, 2009, for a loan facility of up to $12,385 in relation to the three oil tanker/asphalt carriers, the Nepheli, Captain Nikolas I and the Sofia. The loan is payable in quarterly intervals up to October 16, 2015 for the Sofia, up to March 16, 2016 for the Captain Nikolas I and up to April 4, 2016 for the Nepheli. In addition the loan has balloon payments of $1,976 for the Sofia, $1,844 for the Nepheli and $2,722 for the Nikolas on the last payment date. After the balance sheet date the Company signed supplemental agreements in relation to the loan agreement. Please refer to Note 27 for more details. As of December 31, 2014, the outstanding balance was $4,598 as current debt and $7,707 as long term debt, after incorporating the new repayment schedules according to the supplemental agreements signed after the balance sheet date.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Joint Venture (26%) Loans

(k) Oppenheim Capital Ltd

On March 8, 2013, New Lead JMEG LLC entered into an agreement with Oppenheim Capital Ltd for a revolving credit facility of up to $1,350. The facility was payable in one balloon payment due twelve months from the final draw-down unless the lender agrees, in its sole discretion, to extend to such date as the lender may determine. Borrowings under this facility bore a fixed interest rate of 24% per annum on the unpaid principal balance. During 2014, the credit facility was repaid through the December Settlement Agreement and New Lead JMEG LLC was fully released.

(l) Swanbury Investments SA

On March 4, 2013, New Lead JMEG LLC entered into an agreement with Swanbury Investments SA for a Loan Facility of up to $500. The facility was payable in one balloon payment due three months from the final draw-down. Borrowings under this facility bore a fixed interest rate of 24% per annum on the unpaid principal balance. During June 2013, the facility was fully repaid.

Other Information

Amounts drawn under the Piraeus Bank, Portigon AG and Natixis are secured by first priority mortgages on the Company’s vessels, guaranteed by each vessel-owning subsidiary and guaranteed by NewLead Holdings.

The amounts shown as interest and finance expense in the statements of operations include the following items:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2014	2013	2012

Interest expense	$10,684	$6,952	$8,125
Amortization of deferred charges	159	460	5,624
Amortization of the beneficial conversion feature and warrant	258	264	71,561
Hanover Holdings I LLC commission	(9,739)	31,982	-
Other interest and finance expenses, net	4,552	23,012	1,239
	$5,914	$62,670	$86,549

The effective interest rate at December 31, 2014 was approximately 6.52% per annum (December 31, 2013: 4.95% and December 31 2012: 4.31%). Capitalized interest for the year ended December 31, 2014 amounted to $0 ($0 for the year ended December 31, 2013 and $20 for the year ended December 31, 2012, respectively). For the year ended December 31, 2014, other expenses include mainly financing expenses related to fair value adjustments on the convertible notes. For the year ended December 31, 2013, other expenses include mainly financing expenses is related to coal acquisitions in the amount of $20,000, expenses in relation to financing services in respect of the shipping sector in the amount of $2,510 and fair value adjustments on the convertible notes in the amount of $513.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

16. CONVERTIBLE NOTES

	7% Notes (1)	4.5% Note (2)	Tiger Equity Note (3)	15% Note (4)	8% and 4.4% Notes (5)	12% Con.Deb and Notes (6)	10% Notes (7)	VPP & VAG Note (8)	Other Notes (9)	Total
Balance at December 31, 2011	$53,391	$-	$-	$-	$-	$-	$-	$-	$-	$53,391
Amortization of the Beneficial Conversion Feature	71,561	-	-	-	-	-	-	-	-	71,561
Partial Conversion of the Convertible Senior Notes	(124,900)	-	-	-	-	-	-	-	-	(124,900)
Convertible Notes Issued	-	62,500	-	-	-	-	-	-	-	62,500
Balance at December 31, 2012	52	62,500	-	-	-	-	-	-	-	62,552
Convertible Notes Issued	-	-	2,855	1,000	1,525	500	20,000	39,000	-	64,880
Beneficial Conversion Feature	-	-	-	(248)	-	-	-	-	-	(248)
Amortization of the Beneficial Conversion Feature & Warrant	13	-	-	248	-	3	-	-	-	264
Cash payments	-	-	-	-	-	-	-	(125)	-	(125)
Warrants attached	-	-	-	-	-	(142)	-	-	-	(142)
Notes Converted to shares	-	-	(2,855)	(1,000)	-	-	-	(21,675)	-	(25,530)
Balance at December 31, 2013	65	62,500	-	-	1,525	361	20,000	17,200	-	101,651
Convertible Notes Issued / (Cancelled)	-	-	-	-	12,358	6,776	5,940	(4,500)	693	21,267
Amortization of the Beneficial Conversion Feature & Warrant	17	-	-	-	-	241	-	-	-	258
Cash payments	-	-	-		(55)	-	(250)	-	-	(305)
Warrants attached	-	-	-	-	-	(170)	-	-	-	(170)
Notes Converted to shares	-	-		-	(5,628)	(932)	(14,027)	(4,300)	(693)	(25,580)
Balance at December 31, 2014	$82	$62,500	$-	$-	$8,200	$6,276	$11,663	$8,400	$-	$97,121
Short term convertible notes	82	62,500	-	-	2,927	6,276	5,500	8,400		85,685
Long term convertible notes	$-	$-	$-	$-	$5,273	$-	$6,163	$-	$-	$11,436

The Company has performed the allocation of $85,685 of current and $11,436 of long term convertible notes.

(1) Senior Convertible 7% Notes

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% Notes. The 7% Notes were convertible into common shares at a conversion price which after the reverse splits performed since the agreement date, the exercise price has been increased significantly in line with the reverse splits (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009, between the Company and Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.), and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus as purchasers.

All of the outstanding 7% Notes owned by Focus were pledged to, and their acquisition was financed by, Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.) $20,000 of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contained certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. The Investment Bank of Greece also received warrants with maturity date October 13, 2015, which after the reverse splits performed since the grant date, the exercise price has been increased significantly in line with the reverse splits, in connection with advisory services provided by the Investment Bank of Greece to the Company.

In November 2009, Focus Maritime Corp., a company controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, converted $20,000 of the 7% Notes into approximately 2 new common shares of the Company. In connection with the restructuring of NewLead’s debt, on July 2, 2012, the Company entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124,900 of the 7% Notes, together with interest accrued thereon and future interest payment and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 236 common shares of the Company. Under the agreement with Focus Maritime Corp., the Company may not allow debt to equity conversions on more favorable terms to other debtors.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Upon the issuance of the notes, the Company recorded a BCF totaling $100,536 as a contra liability (discount) that had to be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2014, $17 of the BCF was amortized and reflected as interest expense in the statements of operations ($13 for the year ended December 31, 2013, and $71,561 for the year ended December 31 2012). In addition, as a result of the agreement with Focus, the Company recorded an inducement loss of $293,109, which is included in Loss on extinguishment of convertible notes in 2012. Accordingly, in the aggregate, $100 of the 7% Notes remained outstanding as of December 31, 2014 and 2013.

As of December 31, 2014, the Company was not in compliance with its financial covenants on this indebtedness and had defaulted on five coupon payments. As such, the full amount outstanding was reclassified to current liabilities.

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

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, the Company completed the redelivery of the four dry bulk vessels, the Australia, the Grand Rodosi, the China and the Brazil, to their owners which are affiliates of Lemissoler. On November 28, 2012, the Company entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime Shipping Holding Ltd (“Prime”)(an affiliate of Lemissoler Maritime Company W.L.L. (“Lemissoler”) ), which sets out the terms and conditions on which Lemissoler has agreed to the settlement of amounts outstanding and due to them from the Company pursuant to various agreements that had been entered into between the Company and Lemissoler (the “Lemissoler Indebtedness”) and a standstill and waiver of Lemissoler’s right to take action in respect of the Lemissoler Indebtedness and the failure of the Company to perform their respective obligations under such agreements, which includes, for the avoidance of doubt, any existing or future liabilities under agreements relating to the operation of vessels chartered or assigned to Lemissoler.

Pursuant to the Settlement Agreement: (a) the Lemissoler Indebtedness was settled by issuing (i) 98 common shares of the Company to Prime; and (ii) $50,000 aggregate principal amount of the Company’s 4.5% Senior Convertible Note due in 2022 issued to Prime (“4.5% Note”) with such terms as described below; and (b) all fees, costs and expenses incurred by Prime in connection with the transaction will be paid from the issuance of 1 common share of the Company (covering $400 in fees) to Prime (with any shortfall from the sale of the common shares to be fully paid and settled by the Company, which may be satisfied by issuing further common shares of the Company to Prime). As of December 31, 2012, Prime received 98 common shares of the Company for the outstanding balance and 1 common share of the Company for the fees, costs and expenses incurred by Prime and the Company issued to Prime the 4.5% Note. In addition, in connection with the Settlement Agreement, the Company entered into a registration rights agreement with Prime, pursuant to which NewLead is obligated to file a registration statement or registration statements covering the potential sale of the common shares of the Company issued to Prime and the shares of the Company’s common shares issuable upon conversion of the 4.5% Note. Prime may also request that the Company file a registration statement on Form F-3 if NewLead is entitled to use such form, or request that their purchased common shares be covered by a registration statement that the Company is otherwise filing (i.e., piggy-back registration). As a result of the agreement with Prime, the Company recorded an aggregate loss of $50,574 in 2012, which is included in Loss from discontinued operations.

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

The 4.5% Note above in substance represents a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares. Because of this, ASC 480 requires the 4.5% Note be carried at fair value, with any subsequent changes in fair value recognized in earnings. Fair value should be determined based on the total number of shares that will be used to settle the amount. The fair value at inception will be the amount of $50,000 divided by 80%.

On the date of the issuance and at December 31, 2014 and 2013, the fair value of the 4.5% Note amounted to $62,500. As of December 31, 2014, the Company was not in compliance with the requirements of this indebtedness.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(3) Tiger Equity Note

On June 19, 2013, the Company issued a senior convertible promissory note to Tiger Equity Partners Ltd. (“Tiger”) for up to $1,670 (the “Tiger Note”), with an additional financial option of $2,330. The Company has exercised this option and received additional $1,185 financing. The Tiger Note was due on June 19, 2014. Borrowings under this note bear a fixed interest rate of 8% per annum on the unpaid principal balance if paid in cash or 15% per annum on the outstanding principal balance if settled by issuance of shares of the Company, at the option of the Company. The Tiger Note contains anti-dilution adjustments under certain circumstances. At the holder’s option, the Tiger Note is convertible into common shares at a conversion price equal to 95% of the arithmetic average of the closing price of the Company’s common shares on the five trading days prior to and beginning with the date two business days before the maturity date or the conversion date. During December 2013 the Tiger Note has been converted into 85 common shares, including outstanding accrued interest. However, there was a true up clause obligation regarding the fair value of the shares issued. During 2014 the Company has repaid the true up clause obligation of the relative note. Refer to Note 22 for further details. The Company has been fully released.

(4) Senior Convertible promissory 15% Note

On February 5, 2013, the Company issued a senior convertible promissory note to Good Faith Credit LLC (“Good Faith”), for up to $1,000 (the “Good Faith Note”). The Good Faith Note was due in one balloon payment on August 4, 2014. Borrowings under this Good Faith Note bore a fixed interest rate of 10% per annum on the unpaid principal balance and 5% per annum on the outstanding principal balance and any accrued and unpaid cash interest payable in the Company’s common shares or cash, at the option of the Company. The Good Faith Note was convertible into common shares at a conversion price of $922,500 per share at holder’s option, at any time and from time to time. During September, 2013 the Good Faith Note converted into 15 common shares, including outstanding accrued interest. The Company has been fully released.

(5) Financial Institutions 8% and 4.4% Notes

During December 2013, the Company issued convertible promissory notes to financial institutions totaling $1,470 (the "8% notes"). These 8% notes were due in one balloon payment during September 2014. Borrowings under these 8% notes bore a fixed interest rate of 8% per annum on the unpaid principal balance. These 8% notes were convertible into common shares at a conversion price of 65% of average of the lowest 3 Trading prices during 10 trading day period at holder’s option, at any time and from time to time. As of December 31, 2013 the full amount of these 8% notes were outstanding .As of December 31, 2014 the full amount of these 8% notes has been converted into shares. The Company has been fully released.

During January 2014, the Company issued convertible notes to Asher Enterprises Inc., for up to $207. These notes were due in October 2014 and November 2014 by the issuance of common shares, par value $0.01, at 65% of the average of the lowest 3 trading prices during 10 trading day period prior to the conversion date. The notes above in substance represents a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares. Because of this, ASC 480 requires these notes be carried at fair value, with any subsequent changes in fair value recognized in earnings. The Company determined the fair value for these notes using the discount share conversion price of 35%. The fair value at inception will be the amount of $207 divided by 65%. Moreover, according to the clauses of the specific agreements, the holder of the note requested an additional default principal amount of $138. Borrowings under these notes bore fixed interest rate 8%. During July and August 2014, the notes have been fully converted. The Company has been fully released.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On February 26, 2014, May 12, 214, August 4, 2014 and August 18, 2014, the Company issued convertible promissory notes to financial institutions totaling $7,736 (the "8% notes"). These 8% notes are each due in one balloon payment on February 26, 2016, May 12, 2015, August 4, 2015 and August 18, 2015. Borrowings under these 8% notes bear a fixed interest rate of 8% per annum on the unpaid principal balance. These 8% notes are convertible into common shares at a conversion price of 65% of average of the lowest 3 trading prices during 10 trading day period at holder’s option, at any time and from time to time. As of December 31, 2014 an amount of $207 of these 8% notes has been converted into shares and $2,305 has been paid in cash. The 8% notes above in substance represents a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares. Because of this, ASC 480 requires the 8% notes be carried at fair value, with any subsequent changes in fair value recognized in earnings. The Company determined the fair value for the 8% notes using the discount share conversion price of 35%, the price at December 31, 2014 and the variable number of shares to be received. The fair value at inception was $11,901 based on dividing $7,736 by 65%. As of December 31, 2014, the amount of $8,200 is still outstanding to be converted.

During December 2013, the Company assumed a convertible promissory note upon the acquisition of VPP totaling $55 (the “4.4% note"). The 4.4% note was due in one balloon payment during October 2014. Borrowings under the 4.4% note bear a fixed interest rate of 4.4% per annum on the unpaid principal balance. The 4.4% note was payable in monthly installments of $5 including interest. The note was collateralized by certain equipment. As of December 31, 2014, the full amount of the note has been paid and the Company has been fully released.

(6) 12% Convertible Debentures and Notes

On December 23, 2013 and January 3, 2014, the Company issued convertible debentures to Dominion Capital LLC, for up to $500. The Dominion debenture was due on December 23, 2014 and January 3, 2015. Borrowings under this debenture bear a fixed interest rate of 12% per annum on the unpaid principal balance if paid in cash. The Dominion debenture also contains interest and anti-dilution adjustments under certain circumstances. The Dominion debenture is convertible into common shares at a conversion price equal to the lesser of a) $33,750 per share and b) 70% of average of the lowest 3 VWAP during 15 trading day period at holder’s option, at any time and from time to time. As of December 31, 2013, the full amount of the Dominion debentures was outstanding. As of December 31, 2014, the full amount of both the Dominion debentures have been converted into shares. In addition the financial instruments of $400 that the Company recorded associated with the convertible debentures has been released according to the agreement with Dominion Capital LLC, refer also to Note 22. The Company has been released for the 12% convertible debenture dated December 23, 2013 along with the related attached warrants and the financial instrument. As of December 31, 2014, the warrants attached to the January 3, 2014 Dominion debenture are still outstanding, refer also to Note 22.

On May 14, 2014, the Company issued a promissory note to Pallas Management LLC for up to $5,000. Borrowings under this promissory note bear a fixed interest rate of 12% per annum on the unpaid principal balance. The promissory note has a maturity date of November 30, 2014, which was amended on November 14, 2014 to mature on November 30, 2015. This unsecured convertible note is converted into common shares at a conversion price 80% the average of the closing prices for the 10 trading days immediately prior but not including the date of issuance of the shares. As of December 31, 2014 the amount received from this unsecured convertible note was $5,000. Because the note is convertible into a variable number of shares, the Note is required to be carried at fair value pursuant to ASC 480 Fair value is determined by dividing the principal amount of $5,000 by 80%.

On October 24, 2014, the Company issued an unsecured convertible note to F&S Capital Partners Ltd. for up to $475. Borrowings under this unsecured convertible note bear a fixed interest rate of 12% per annum on the unpaid principal balance. The unsecured convertible note has maturity date October 23, 2015. This unsecured convertible note is convertible into common shares at a conversion price of the closing price the trading date immediately prior but not including the date of issuance of the shares. As of December 31, 2014 the amount received and outstanding of this unsecured convertible note was $26.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(7) 10% Notes

On December 27, 2013, the Company issued three unsecured convertible notes to NM Dauphin & Company Limited, Ray Capital Inc. and Tiger Capital Partners Ltd. for up to $20,000. The three notes were due in 60 days by issuance of common shares par value $0.01 at a conversion price equal to the average of the closing prices for the 10 trading days immediately prior to but not including the date of issuance of the shares. The three notes were amended and the conversion price is equal to the closing price immediately prior to but not including the date of issuance of the shares and bear an interest rate of 10% and any accrued and unpaid interest is payable in quarterly installments concluding with the final instalments on final repayment date. Moreover, these unsecured convertible notes contain a true up clause for a period of five years. During 2014, the convertible note with Ray Capital Inc. was amended to be guaranteed by one of the Company’s vessels, Newlead Castellano. As of December 31, 2014, the convertible note with Ray Capital Inc has been fully converted and the true up clause liability is still outstanding, refer to Note 22. As of December 31, 2014, the convertible note with Tiger Capital Partners Ltd. has an amount of $472 still not converted in shares and a true up clause liability is still outstanding, refer to Note 22. As of December 31, 2014, the full amount of the convertible note with NM Dauphin & Company Limited remains outstanding.

During August and September 2014, the Company issued convertible notes to Oppenheim & Co. Limited, Oppenheim Capital Ltd and Cheyenne Holding Ltd, for up to $2,190, $2,500 and $1,250, respectively. These notes are due in August 2016 and September 2017 by the issuance of common shares, par value $0.01, at the trading price of the common shares prior to issuance. Borrowings under these 10% notes bear a fixed interest rate of 10% per annum on the unpaid principal balance and any accrued and unpaid interest is payable in quarterly installments concluding with the final installments on final repayment date. The notes with Oppenheim Capital Ltd and Cheyenne Holding Ltd were amended to be guaranteed by one of the Company’s vessels, Newlead Castellano.

(8) VAG and VPP Note

On September 13, 2013 and December 9, 2013 the Company issued senior secured notes to Pallas Holding LLC and Pallas Highwall Mining LLC, for up to $15,000 and $24,000, respectively (the “Pallas Notes”). The Pallas Notes were due on December 31, 2014 by the option of wire transfer or issuance of common shares, par value $0.01. Borrowings under the Pallas Notes bear fixed interest rate of 8% and 3.9%, respectively. The Pallas Notes are convertible into common shares at a conversion price equal to the average of the 60 trading days and 10 trading days, respectively. On January 5, 2015 the conversion price of the $24,000 note was amended to be the closing price of the trading day immediately prior to the date of issuance of shares for the note of $24,000. As security for the $24,000 senior secured note Pallas Highwall Mining LLC pledged the 100% of the membership interest in Viking Prep Plant LLC, which were acquired through this senior secured note, has been pledged back to Pallas Highwall Mining LLC, until the full value of the note is received.

In relation to $15,000 note, the Company paid (i) $125 of principal on the senior secured promissory note in cash and (ii) $5,875 of principal on the note through issuing 35 shares of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $9,000, which amount is to be paid quarterly commencing on September 30, 2013, with each quarterly payment to be a principal amount of $1,500 plus accrued but unpaid interest thereon. Effective December 31, 2014, an amendment to the VAG unit purchase agreement was executed with the seller which reduced the purchase price for the VAG membership interest to $3,300, as a result of the inability of the seller to extend the mineral lease that covered a significant portion of the subject minerals, which was one of the post-closing conditions of the acquisition, and due to a downturn in market conditions. During the fiscal year 2014, the obligations in respect of the note issued for the VAG acquisition, had been fully repaid and as a consequence the Company was released.

In relation to $24,000 senior secured note, the Company paid $10,000 of principal on the senior secured promissory note through issuing 207 shares of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $14,000, which amount is to be paid quarterly commencing on December 31, 2013, with each quarterly payment to be a principal amount of $2,800 plus accrued but unpaid interest thereon.

As of December 31, 2014, the amount of the outstanding Pallas Notes outstanding is $0 and $8,400 respectively. During 2014, the Company issued 27,009,348 shares for the total amount of installments and accrued interest of $4,372. However, there is a true up clause regarding the fair value of the shares issued related to $24,000 senior secured note. Refer to Note 22 for further details.

As of December 31, 2013, the amount of the outstanding Pallas Notes outstanding was $6,000 and $11,200, respectively. During 2013, the Company issued 114 shares for the total amount of installments and accrued interest of $6,020.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(9) Other Notes

During February 2014, the Company issued convertible notes to various financial institutions, for up to $450. These notes were due in February 2015 by the issuance of common shares, par value $0.01, at the 65% of the lowest reported sale price of the common stock for the twenty trading business days immediately prior to voluntary conversion date. Borrowings under these notes bore fixed interest rate of 10%. Because of this, ASC 480 requires these notes be carried at fair value, with any subsequent changes in fair value recognized in earnings. The Company determined the fair value for these notes by dividing the par amount of $450 by 65%. During October through December 2014, the notes were fully converted into shares and the Company has been fully released.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

17. LEASE OBLIGATIONS

Sale and Lease back

On March 10, 2014, the Company signed memorandum of agreement with an unrelated third party as amended on April 30, 2014 and May 19, 2014 to acquire Newlead Albion for the purchase price of $18,275. We paid to the third party the amount of $4,400. On May 12, 2014, the Company agreed to the Sale and immediate Leaseback of vessel Newlead Albion with HandyMar AS. Total consideration received for the sale and leaseback was $13,875 and the bareboat leaseback charter period, which started on May19, 2014, is five years. The Company retains a call option to buy the vessel back for approximately $13,488 in cash at the end of the lease term. The Company accounted for the sale and leaseback as a capital lease and recorded leased asset and lease obligations at $14,060 representing the present value of the minimum lease obligation. As of December 31, 2014 the outstanding lease obligation is $13,697.

The Company concluded that it has retained substantially all of the benefits and risks associated with Newlead Albion and has treated the transaction as a financing, resulting in an immediate loss of $525 (as the fair value of the vessel was below its carrying amount).

On March 10, 2014, we signed memorandum of agreement with an unrelated third party as amended April 30, 2014, to acquire Newlead Venetico for the purchase price of $18,500. We paid to the third party the amount of $4,625. On May 12, 2014, the Company agreed to the Sale and immediate Leaseback of vessel Newlead Venetico with HandyMar AS. Total consideration received for the sale and leaseback was $13,875 and the bareboat leaseback charter period, which started on July 25, 2014, is five years. The company retains a call option to buy the vessel back for approximately $13,485 in cash at the end of the lease term. The Company accounted for the sale and leaseback as a capital lease and recorded leased asset and lease obligations at $14,097 representing the present value of the minimum lease obligation. As of December 31, 2014, the outstanding lease obligation is $13,708.

The Company concluded that it has retained substantially all of the benefits and risks associated with Newlead Venetico and has treated the transaction as a financing, resulting in an immediate loss of $625 (as the fair value of the vessel was below its carrying amount).

As of December 31, 2014, the amount of the long term and short term obligations in relation to sale lease back obligations is $27,266 and the short term is $138, respectively.

Finance Leases

On October 23, 2014 and November 13, 2014, the Company agreed for two bareboat charter agreements for the vessels Ioli and Katerina L with Frourio Compania Naviera S.A. and Flegra Compania S.A., respectively. The Company has a purchase option to buy the vessel at any time during the charter and the Company has the obligation to buy the vessels at the end of the charter. The bareboat charter agreements mature on October 16, 2018. The minimum lease payments were $5,372 for vessel Katerina L and $5,407 for vessel Ioli, which did not exceed the fair value of the vessels. The Company concluded that it has retained substantially all of the benefits and risks associated with such vessels and has treated the transactions as financings.

As of December 31, 2014, the amount of the long term and short terms obligations in relation to capital leases is $5,519 and $5,087, respectively.

Annual Future Minimum Lease Payments

The annual future minimum lease payments under the capital leases and sale and lease back agreements for the vessels described above, assuming that the clauses of the respective lease agreements will be met, are as follows:

Description	Amount
December 31, 2015	$9,245
December 31, 2016	4,204
December 31, 2017	3,806
December 31, 2018	9,856
December 31, 2019	28,312
Total minimum lease payments	55,423
Less: imputed interest	(17,413)
Present value of minimum lease payments	38,010
Current portion of capitalized lease obligations	5,225
Long term capitalized lease obligations	$32,785

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

18. ASSET RETIREMENT OBLIGATIONS

As of December 31, 2014 and 2013, the Company has recorded asset retirement obligations for mine reclamation and closure costs totaling $1,050 and $979, respectively. The sites added during 2013 were through the acquisition of VAG and VPP (please see Note 5).

Changes in the asset retirement obligations were as follows:

Total asset retirement obligations at December 31, 2012	$-
Accretion for the period	37
Sites added during the period	942
Revisions in estimated cash flows	-
Expenditures for the period	-
Total asset retirement obligations at December 31, 2013	$979
Accretion for the period	71
Sites added during the period	-
Revisions in estimated cash flows	-
Expenditures for the period	-
Total asset retirement obligations at December 31, 2014	$1,050
Less current portion	-
Long-term portion	$1,050

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

19. SEGMENT INFORMATION

The Company has three reportable segments from which it derives its revenues: Coal, wet and dry operations, which are believed to be the appropriate segregation as opposed to segregation per geographical area. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The coal segment typically consists of coal processing services, while the wet and dry operations consist of transportation and handling of bulk cargoes, asphalt through ownership, operation, and management of vessels.

The Company measures segment performance based on loss from continuing operations. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Wet		Dry		Coal		Total
	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2013

Operating revenue	$1,352	$-	$10,725	$7,140	$532	$203	$12,609	$7,343

Commissions	(17)	-	(1,149)	(80)	-	-	(1,166)	(80)
Voyage expenses	(469)	-	(1,171)	(1,006)	-	-	(1,640)	(1,006)
Vessel operating expenses	(824)	-	(5,699)	(4,598)	-	-	(6,523)	(4,598)
Costs of coal processing and other related coal costs	-	-	-	-	(3,035)	(75)	(3,035)	(75)
Selling, general and administrative expenses	(210)	-	(28,886)	(79,622)	(14,451)	(2,271)	(43,547)	(81,893)
Operating loss before depreciation and amortization and impairment losses	(168)	-	(26,180)	(78,166)	(16,954)	(2,143)	(43,302)	(80,309)
Depreciation, depletion and amortization expense	(179)	-	(3,610)	(2,807)	(867)	(53)	(4,656)	(2,860)
Impairment losses	-	-	(209)	-	(9,034)	-	(9,243)	-
Segment operating loss	(347)	-	(29,999)	(80,973)	(26,855)	(2,196)	(57,201)	(83,169)
Interest and finance expense, net	(517)	-	(5,354)	(62,397)	22	(273)	(5,849)	(62,670)
Other income, net	22	-	520	47	318	-	860	47
Loss on sale and leaseback transaction	-	-	(1,150)	-	-	-	(1,150)	-
Change in fair value of derivatives	(6)	-	(4,743)	262	-	(482)	(4,749)	(220)
Loss from continuing operations	$(848)	$-	$(40,726)	$(143,061)	$(26,515)	$(2,951)	$(68,089)	$(146,012)

Total assets	$31,708	$-	$99,682	$133,705	$58,933	$17,626	$190,323	$151,331
Goodwill	$236	$-	$-	$-	$23,314	$28,007	$23,550	$28,007
Long lived assets	$31,208	$-	$90,036	$35,063	$11,251	$31,032	$132,495	$66,095

Segment Operating Revenue

The Company reports financial information and evaluates its revenues by industry.

During the year ended December 31, 2014, the Company derived 11% of its revenue from continuing operations from wet operations, 85% of its revenue from continuing operations from dry operations and 4% from coal industry. During the year ended December 31, 2013, the Company derived 97% of its revenue from continuing operations from dry operations and 3% from coal industry. During the year ended December 31, 2012, the Company derived 100% of its revenue from continuing operations from shipping industry.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

20. SHARE BASED COMPENSATION

Equity Incentive Plan

The Company’s Second Amended and Restated 2005 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.

On December 20, 2011 and March 13, 2013, the Board of Directors amended the Plan to increase the number of common shares reserved for issuance to better enable the Company to offer equity incentives to its officers, directors, employees and consultants. The Plan provides for an annual increase in the total number of the Company’s common shares available for issuance under the Plan on the first day of each fiscal year of the Company beginning in fiscal year 2014, by 5% of the number of outstanding common shares of the Company on such date. The number of common shares available for issuance for 2014 and 2015 was 2,444,477 and 15,472,765, respectively.

In addition, the Company may grant restricted common shares and share options to third parties and to employees outside of the Plan. During the years ended December 31, 2014, 2013 and 2012 approximately 45,093,715, 20 and 34 shares, respectively, were granted to former employees, officers, executive officers, members of the board of directors and consultants, which vested upon issuance. For shares issued to third parties refer to Note 21 and for shares granted/issued after December 31, 2014, refer to Note 27. On May 12, 2014, the Company granted to its employees, directors, officers and consultants 77,856 common shares, as true up clause adjustments for the performance bonuses of 2011 and 2012, due to the significant decrease in value after the reverse splits. By a resolution of the Compensation Committee, a true up clause was approved, whereby the common shares issued are to be adjusted every ninety days for a period of three years, so that the aggregate value of the said common shares be always maintained as the aggregate value at the grant date less any collected amounts after the sale of the issued common shares by each individual. From January 1, 2014 to December 31, 2014, 28,858,203 common shares were issued under the true up clause, which vested upon issuance. On June 4, 2014, the Company granted to its employees, directors, officers and consultants 257,770 common shares, as equity bonus for 2013. During 2014, the Company issued 160,217 out of the 257,770 common shares, which vested upon issuance. By a resolution of the Compensation Committee, a true up clause was approved, whereby the common shares issued are to be adjusted every ninety days for a period of three years, so that the aggregate value of the said common shares be always maintained as the aggregate value at the grant date less any collected amounts after the sale of the issued common shares by each individual. From January 1, 2014 to December 31, 2014, 15,997,437 common shares were issued under the true up clause, which vested upon issuance.

On August 4, 2014, as a result of the fluctuation of the Company’s share price, it was approved for warrants to be issued to the Company’s existing employees, directors, officers and consultants, except for Michail Zolotas, in exchange for the common shares. Accordingly, on August 4, 2014, the Company issued to its respective employees, consultants, officers and directors, ten-year warrants to purchase in aggregate $7,745 worth of common shares, with an exercise price of $0.0001. The Company recorded the warrant liability at fair value of $7,745 with a corresponding charge to compensation expense.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Employment and Severance Agreements

On January 2, 2012, the Company entered into employment agreements with two of the Company’s then executive officers, Nicholas G. Fistes (resigned in December 2012), and Michail Zolotas, which entitle each executive to an annual base salary and an annual incentive bonus that is payable in the Company’s common shares. The agreements were retroactive for the year 2011 and are effective until December 31, 2016, after which they will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreements. Pursuant to the employment agreements, both executives were entitled to the following compensation: for each year from 2012 until the end of 2016, they were entitled to an aggregate base salary of $1,450 and bonus of $1,450, which were to be paid in shares priced at $2,250,000 per share, resulting in an aggregate issuance of 2 shares. Under each employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to five times his then current base salary and five times the annual bonus for the prior year within 30 days following the effectiveness of the termination. If an executive’s employment is terminated for “cause” or voluntarily by the employee without “good reason,” the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination. In addition, on April 1, 2013, the Company issued 1 and 1 common shares to Nicholas G. Fistes and Michail Zolotas, respectively, in connection with their 2012 annual base salaries.

On January 1, 2013 and January 10, 2014, two amendments to the employment agreement of Michail Zolotas were signed. Pursuant to the amended employment agreements, Michail Zolotas will be entitled, for the fiscal years 2013 through 2018, to an aggregate base salary of $1,500 per year, which will be paid in advance and in common shares of the Company.

The Company agreed to pay the annual base salary owed to Michail Zolotas for fiscal year 2013 by May 30, 2013 and on May 31, 2013, 5 common shares were issued. The share price used for the calculation of the shares was the average closing price of the Company’s common stock for the last thirty trading days prior to the date on which the shares were delivered to Michail Zolotas. On January 7, 2014, pursuant to the terms of his employment agreement, the Company issued 4 common shares to Michail Zolotas for his 2014 annual base salary, which vested upon issuance. However, according to the second amendment, on March 11, 2014, the Company also issued 33 additional common shares of the Company. In addition, according to the second amendment, every ninety days and for a period of two years following the date of the issuance of the additional shares, the Company shall perform true up clause exercises, whereupon if the shares trading price is less than the share price at the date of the issuance of the Salary shares, additional shares are to be issued. For fiscal year 2014 and for each subsequent year, the share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 10 days (in comparison to 365 days mentioned in the first amendment) prior to the date on which the shares are delivered to the Michail Zolotas. Pursuant to the terms of the amended employment agreement, for fiscal years 2013 through 2018, Michail Zolotas will also be entitled to an incentive bonus in a target amount of $4,500 per year in the sole discretion of the Board, which will be paid in common shares or warrants. The share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 60 trading days prior to the date on which the target bonus is granted to Michail Zolotas. The target bonus for each performance period will be determined on an annual basis and based on such factors as the Board and Michail Zolotas shall in good faith agree, such factors to be agreed no later than 60 days following the start of each performance period, except in the year 2013 where the target bonus of Michail Zolotas was granted on May 30, 2013. Each target bonus, if any, shall be paid on or before March 1 of the year following the performance period to which the bonus relates. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, Michail Zolotas is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement), he will be entitled to a cash payment equal to (i) twenty times his then-current base salary and (ii) twenty times his annual bonus for the prior year within 30 days following the effectiveness of the termination.

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

Restricted Common Shares

The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares as quoted on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.

During the years ended December 31, 2014, 2013, and 2012, the Company recognized total compensation cost related to the Company’s restricted shares of $23,402, $25,193 and $2,412, respectively.

As a result of the alterations of NewLead’s share capital on October 17, 2013, December 6, 2013, March 6, 2014, May 15, 2014 and July 15, 2014, of 1−for−15, 1−for−3, 1−for−10, 1−for−50 and 1−for−50, respectively, the shares outstanding and non-vested as of January 1, 2012 and the shares granted, forfeited and vested during the years ended December 31, 2013 and 2012, have been reduced by 1,125,000 and the weighted average fair values have been increased by the same multiplier, which is considered either insignificant or incomparable for presentation purposes (one share per employee, officer, executive officer, member of the board of directors and consultant). As of December 31, 2013, no outstanding and non-vested NewLead’s common shares existed. During the year ended December 31, 2014 no shares were granted under the plan.

A summary of the activity relating to restricted common shares during the years ended December 31, 2014, 2013 and 2012 after the NewLead’s alterations of share capital on October 17, 2013, December 6, 2013 and March 6, 2014, of 1−for−15, 1−for−3 and 1−for−10, and before the NewLead’s alterations of share capital onMay 15, 2014 and July 15, 2014, of 1−for−50 and 1−for−50 is as follows:

	Number of Shares	Weighted Average Fair Values	Weighted Average Vesting Period (Years)
Outstanding and non-vested shares, as of January 1, 2012	4,294	$414.00	2.4
Forfeited (3), (5)	(1,151)	409.50	-
Vested (1), (2), (3), (4), (5)	(1,311)	373.50	-
Outstanding and non-vested shares, as of December 31, 2012	1,832	445.50	2.9
Granted (6)	39,541	285.85	0.8
Forfeited (3), (5)	(334)	359.03	-
Vested (1), (3), (5), (6)	(41,039)	292.27	-
Outstanding and non-vested shares, as of December 31, 2013	-	-	-
Outstanding and non-vested shares, as of December 31, 2014	-	$-	-

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

(4)

778 shares were granted to members of the board of directors on December 21, 2011, of which 311 shares were vested upon issuance (February 15, 2012) and the remaining 467 shares were vested on December 31, 2012.

(5)

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

(6)

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

Share options

As a result of NewLead’s alterations of share capital on October 17, 2013, December 6, 2013, March 6, 2014, May 15, 2014 and July 15, 2014, of 1−for−15, 1−for−3, 1−for−10, 1−for−50 and 1−for−50, respectively, two options remain outstanding and exercisable as of January 1, 2012 and December 31, 2012, 2013 and 2014. The weighted average exercise price was $36,137,142 per share option and the weighted average fair values $7,828,531. The weighted average vesting period was 3 years.

During the years ended December 31, 2014, 2013 and 2012 no share-based compensation cost was recognized, relating to the share options.

The weighted average contractual life of the share options outstanding as of December 31, 2014 was 4.6 years.

As of December 31, 2014, the intrinsic value of the Company’s share options was $0, since the share price of the Company’s common shares was less than the exercise price.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

21. COMMON SHARES AND DIVIDENDS

Common Shares

As a result of the issuance of restricted shares to employees, former employees, officers, executive officers, directors and consultants during the years ended December 31, 2014, 2013 and 2012, the Company’s share capital was increased by approximately 45,101,260 shares, 40 shares and 3 shares, respectively (refer to Note 20).

As a result of the issuance of shares to various vendors and related parties to settle outstanding invoices or true up clauses during the year ended December 31, 2014, 2013 and 2012 the Company’s share capital was increased by approximately 115,102,465 shares and 187 and 10 shares respectively (refer to Note 12).

As a result of the issuance of shares for warrants exercised during the year ended December 31, 2014 and 2013, the Company’s share capital was increased by approximately 894,633 and 11 shares, respectively (refer to Note 22).

As a result of the issuance of shares to Piraeus Bank to settle outstanding loan obligations during the year ended December 31, 2013, the Company’s share capital was increased by approximately 42 shares (refer to Note 15).

As a result of the issuance of shares to Good Faith to settle outstanding loan obligations during the year ended December 31, 2013, the Company’s share capital was increased by approximately 15 shares (refer to Note 16).

As a result of the issuance of shares to Tiger Equity Partners LTD to settle outstanding loan obligations during the year ended December 31, 2013, the Company’s share capital was increased by approximately 85 shares (refer to Note 16).

As a result of the issuance of shares to New Coal Holding LLC to settle outstanding loan obligations during the year ended December 31, 2013, the Company’s share capital was increased by approximately 10 shares (refer to Note 15).

As a result of the issuance of shares to Dominion Capital L.L.C in relation to finance expenses derived from the debenture during the year ended December 31, 2013, the Company’s share capital was increased by approximately 1 share (refer to Note 16).

As a result of the Settlement Agreements with Hanover during the year ended December 31, 2014 and 2013, the Company’s share capital was increased by approximately 768,682 and 156 shares, respectively (refer to Note 14).

In relation to payments for both VAG and VPP acquisitions and related true up clauses during the year ended December 31, 2014 and 2013, the Company’s share capital was increased by approximately 27,009,348 and 357 shares, respectively (refer to Notes 5 and 16).

In relation to payments for convertible notes and related true up clauses during the year ended December 31, 2014, the Company’s share capital was increased by approximately 89,426,125 (refer to Notes 16).

In relation to advances for coal property during the year ended December 31, 2013, the Company’s share capital was increased by approximately 45 shares (refer to Notes 5).

As a result of the issuance of shares to Prime to settle outstanding lease obligations during the year ended December 31, 2012, the Company’s share capital was increased by approximately 98 shares (refer to Note 16).

As a result of the issuance of shares to Focus Maritime Corp. to settle outstanding 7% Notes during the year ended December 31, 2012, the Company’s share capital was increased by approximately 236 shares (refer to Note 16).

As a result of a joint venture arrangement that was entered into on April 2012, the Company’s share capital was increased by approximately 1 share (refer to Note 6).

As a result of the agreement that NewLead entered into with Lemissoler (refer to Note 16), the Company’s share capital was increased by approximately 1 share and 1 share, which were issued in January 2012 and in January 2011, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

As of December 31, 2014, the Company has reserved 690,547,557 shares for the conversion of notes and liabilities outstanding as short term and long term.

Preference Shares

On March 4, 2014 (the “Effective Date”), the Company entered into a Share Subscription Agreement (the “SSA”) with Ironridge Global IV, Ltd. (“Ironridge”), and other related transaction documents, as defined therein related to the issuance of $25,000 in convertible, including Series A Preference Shares (the “Preference Shares”), Promissory Notes and an Irrevocable Letter of Instruction dated March 4, 2014 (together the “Transaction Documents”). The consideration for issuance of the Preference Shares consisted partially of cash and the balance was paid through the issuance of a series of promissory notes in Company’s favor, the repayment of which was expected to commence approximately 90 days after closing, subject to certain conditions, with nine monthly installments thereafter, in accordance with the provisions of the Agreement. The promissory notes bore interest at a rate of 1.0% per annum. Pursuant to the Certificate of Designations with respect to the Preference Shares (the “Certificate of Designations”), the Preference Shares accrued cumulative dividends at a rate equal to 10.75% per annum, subject to adjustment as provided in the Certificate of Designations. The dividends were payable in cash or Company’s common shares (the “Common Shares”) at the Company’s option and upon conversion of the Preference Shares, such dividends have a guaranteed amount equivalent to dividend, meaning that Ironridge would be entitled to for the period of seven years after the Effective Date. The Certificate of Designations also provides that, immediately upon the Effective Date, Ironridge has the right to convert the Preference Shares into Common Shares at a price of $25,000 per Common Share, subject to adjustment as set forth in the Certificate of Designations, provided the respective promissory note given as consideration for the issuance of the Preference Shares to be converted has been paid. On or after seven years from the Effective Date, the Company had the right to redeem the Preference Shares at the liquidation value of $10,000 per share (the “Liquidation Value”), plus accrued and unpaid dividends thereon. Prior to such time, the Company could redeem the Preference Shares at the Liquidation Value plus the guaranteed dividends amounts, less any dividends paid (the “Early Redemption Price”). Upon certain liquidation events occurring prior to the seven year anniversary of the Effective Date, the Company would redeem the Preference Shares at the Early Redemption Price. The Company received partial consideration of $2,500 in cash at the closing of the transaction. The preference shares did not have any voting rights. Series A Preference Shares and its guaranteed dividend is related to equity classified preference shares. The Company issued 2,750 shares of its designated Series A Preference Shares to Ironridge Global IV Ltd, for the purchase amount of $25,000. The Series A Preference Shares were redeemable at Company’s election within seven years at a price equal to $10,000 per share. The holder of the preference shares shall have the right to convert the shares of preference shares into common stock prior to the scheduled maturity dates at a price of $25,000 per share of common stock. Ironridge converted 750 preference shares into common shares.

During 2014, the Company issued 31,149,301 common shares in relation to the conversion of preference shares and payment of the guaranteed dividend amount. The fair value of the shares issued for the guaranteed dividend amount is $35,052.

On December 11, 2014, the Company and Ironridge signed a settlement agreement and release (the “Settlement Agreement and Release”) whereupon in the same instance the Transaction Documents were terminated and have no further force and effect. As a result, the Notes were cancelled with no further force and effect, any share reserve accounts previously requested by Ironridge were cancelled, and the unconverted preference shares were surrendered by Ironridge.

Dividends

During the years ended December 31, 2014, 2013, and 2012, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends. In addition, certain of the Company’s debt agreements contain covenants that limit its ability to pay dividends or prohibit the Company from paying dividends without the lender’s consent.

During the year ended December 31, 2014, the Company paid dividends for preference shares as a result of the Ironridge conversion of preference shares. The dividends were paid in common shares and accounted for as stock dividends.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Alteration of share capital

On October 17, 2013 and on December 6, 2013, a 1 for15 and a 1 for 3 reverse stock splits of Company’s common shares were effected respectively, after the approval by our Board of Directors and by written consent of the majority of its shareholders. The reverse stock splits consolidated every fifteen common shares and every three common shares respectively into one common share with par value of $0.01 per share. In addition, on March 6, 2014, consolidation of the Company’s common shares was effected at a ratio of a 1 for 10 after the approval by our Board of Directors and by written consent of the majority of its shareholders. Every ten common shares were consolidated into one common share, with a par value of $0.10 per share. In addition, on May 15, 2014 consolidation of the Company’s common shares was effected at a ratio of 1 for 50 after the approval by our Board of Directors and by written consent of the majority of its shareholders such that every 50 common shares of par value $0.10 per share were consolidated into one common share of par value of $5.00 per share. By the approval of our Board of Directors and by written consent of the majority of its shareholders, a reduction of issued share capital was effected by way of cancelling paid-up share capital to the extent of $4.99 on each issued common share, so that the par value of the common shares be reduced to $0.01; such being effective as of June 14, 2014. In addition, on July 15, 2014 consolidation of the Company’s common shares was effected at a ratio of 1 for 50 after the approval by our Board of Directors and by written consent of the majority of its shareholders. Every 50 common shares of par value of $0.01 were consolidated into one common share of par value of $0.50 per share. By the approval of our Board of Directors and by written consent of the majority of its shareholders, on October 24, 2014, a reduction in the par value of the common shares was effected from $0.50 to $0.01 by way cancelling paid-up share capital to the extent of $0.49 on each issued common share. There can be no assurance that the Company will not undertake further reverse splits or consolidations of its common shares subsequent to the filing of this report. With respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, as may be required by such securities where applicable, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio, 1:10 ratio, 1:50 ratio and 1:50 ratio for all periods presented. Due to such alterations in the Company's share capital numbers of common shares, earnings per share, common shares issuable upon conversion or exercise of convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The accompanying consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 including the notes to financial statements reflect these aforementioned alterations of share capital.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

22. FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, share settled debt, notes, accounts payable, lease obligations and accrued liabilities.

Fair Values

Financial instruments are stated at their fair values. The carrying amounts of the following financial instruments approximate their fair values due to their relatively short maturities: cash and cash equivalents and restricted cash accounts, trade and other receivables, trade and other payables. The fair values of long-term loans, lease obligations, share settled debt and notes are estimated by taking into consideration the Company’s creditworthiness and the market value of the underlying mortgage assets.

	Carrying amount	Fair Value	Carrying amount	Fair Value
	December 31, 2014		December 31, 2013
Assets
Cash and cash equivalents	$404	$404	$2,271	$2,271
Restricted cash	$183	$183	$31	$31
Trade receivables, net	$3,910	$3,910	$3,573	$3,573
Other receivables	$3,520	$3,520	$3,224	$3,224
Liabilities
Accounts payable, trade	$23,876	$23,876	$21,451	$21,451
Current and Non Current portion of debt	$72,045	$36,888	$60,306	$22,150
Current and Non Current portion of Convertible Notes	$97,121	$97,121	$101,651	$101,651
Share settled debt	$-	$-	$72,595	$72,595
Current and Non Current Capital lease obligations	$38,010	$38,010	$-	$-
Financial instruments carried at fair value	$39,300	$39,300	$20,491	$20,491

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

The following tables present the fair value of Company’s financial instruments and are categorized using the fair value hierarchy contained in ASC 820. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

			Quoted Prices	Significant
			in Active	Other	Significant
			Markets for	Observable	Unobservable
	Total Carrying	Total Fair	Identical Assets	Inputs	Inputs
	amount	Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2013
Assets
Cash and cash equivalents	$2,271	$2,271	$2,271	$-	$-
Restricted cash	$31	$31	$31	$-	$-
Liabilities
Current portion of long-term debt	$60,306	$22,150	$-	$22,150	$-
Current and Non Current portion of Convertible Notes	$101,651	$101,651	$-	$101,651	$-
Share settled debt	$72,595	$72,595	$-	$-	$72,595
Financial instruments	$20,491	$20,491	$-	$269	$20,222
December 31, 2014
Assets
Cash and cash equivalents	$404	$404	$404	$-	$-
Restricted cash	$183	$183	$183	$-	$-
Liabilities
Current and Non Current portion of debt	$72,045	$36,888	$-	$36,888	$-
Current and Non Current portion of Convertible Notes	$97,121	$97,121	$-	$97,121	$-
Current and Non Current Capital lease obligations	$38,010	$38,010	$-	$38,010	$-
Financial instruments	$39,300	$39,300	$-	$-	$39,300

In relation to the current and non current portion of debt, the Company’s assessment included its evaluation of the estimated fair market values for each vessel, which is pledged under the debt, based on market transactions for which management assumes responsibility for all assumptions and judgments used, compared to the carrying value. Where possible, the Company’s valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers’ and sellers’ ideas of similar vessels and other information they may possess. Based on this, the Company makes an assessment of what the vessel is worth at a given time, assuming that the vessel is in good working order and its hull and machinery are in a condition to be expected of vessels of its age, size and type, that the vessel’s class is fully maintained and free from all conditions and the vessel is in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.

Prior to December 31, 2014, the Company held swap agreements that trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. The respective swap agreement has been expired during September, 2014. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The Company’s financial instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s instruments in respect of true up clauses and anti-dilution provisions do not trade in liquid markets, and as such, model inputs cannot generally be verified and therefore involve significant management judgment. Such instruments are typically classified within Level 3 of the fair value hierarchy.

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

The details of the Company’s swap agreement, is as follows:

						Fair Value
			Contract			As of	As of
	Value	Termination	Notional	Fixed	Floating	December 31,	December 31,
Interest rate swaps	Date	Date	Amount	Rate	Rate	2014	2013
Piraeus Bank	9/2/2009	9/2/2014	$37,400	4.08%	3-month LIBOR	$-	$269
						-	269

As of December 31, 2014 and 2013, the Company has defaulted on payments of interests on its swap agreement. The amount of interest is still outstanding and it is included in accrued liabilities in the consolidated balance sheets. The fair value of $269 in relation to the interest rate swap has been recorded in the 2014 consolidated statements of operations as a result of the expiration of the agreement during September, 2014. As a result, the amounts of $0 and $269 are presented within current liabilities in the consolidated balance sheet.

The total fair value change of the interest rate swaps is reflected in interest expense within the consolidated statements of operations. These amounts were a gain of $269, $498 and $564for the years ended December 31, 2014, 2013 and 2012, respectively and these are included in interest and finance expense in the consolidated statements of operations. The related asset or liability is shown under financial instruments in the balance sheet.

Share Settled True Up Clauses

During 2014 and 2013, in connection with the issuance of several convertible notes and account payable settlements, the Company granted the holders of certain convertible notes and the participants in a voluntary accounts payable share settlement, certain true up clauses or anti dilution rights. These rights require the Company to issue additional shares or pay through cash, at the Company’s option, if the value of the shares received from conversion of the convertible notes or from the settlement of certain accounts payable, falls below the value of the shares on the date of issuance. These true up clauses work as share proceed guarantees and are effectively share settled written put options on the shares issued. The Company has fair valued these obligations using an American-style option pricing model that most appropriately reflects the terms and conditions of the share proceed guarantees.

The true up clause contained in the convertible notes are accounted for as embedded derivatives as they represent an option of the holder, to receive additional shares or cash if the Company’s share price on the date that the holder sells the shares received is less than the share price on the date the shares were issued. To determine the fair value of the share proceed guarantees embedded in the true up clauses of the convertible debt instruments, the Company used an American style option pricing model. At December 31, 2014, the key inputs in the model were: volatility of 309%, dividend rate of zero, a time at maturity ranging from 4.4 to 10 years, a stock price of $0.03 and an average risk free rate of 1.78%. The true up clause can be exercised when the shares issued for the settlement of the liability are sold by the holder. The holders’ options end through a range from January 2015 to December 2024. The convertible notes and loans with notional amount $500, $350 and $3,051 as of December 31, 2013, have expired or have fully been repaid during 2014. During January 2014, a financial instrument of $200 has been recorded in relation with the 12% Debenture with Dominion Capital LLC dated January 3 3014, which was released during July 2014 through the conversion of the respective debenture. The total change in fair value of financial instruments included in the consolidated statements of operations of $4,749 and $220 for the years ended December 31, 2014 and 2013, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The true up clauses contained in the accounts payable settlement agreements represent freestanding financial instruments that meet the criteria of ASC 480 to be accounted for as variable share settled debt. Pursuant to the true up clause contained in the accounts payable settlement agreements, the Company must issue additional shares only when the counterparty provides evidence that the value received from the sales of the original issuance of shares, or subsequent issuances, is below the original amount due under the settlement agreements covered by such true up clauses. If the holder of the originally issued shares does not sell them during the period of the true up clause protection, which generally ranges from January, 2015 to May, 2019, or receives upon sale of those shares an amount greater than the original amount due, then no additional shares are required to be issued. Because of these terms, the true up clauses have been accounted for pursuant to ASC 480, which states that separate financial instruments that are settled through the issuance of a variable number of shares should be accounted for as liabilities at fair value, with changes in fair value recorded to earnings. The Company measures the fair value of these liabilities based on the amount originally due pursuant to the settlement agreement, less the cash proceeds received by counterparty contained in the notification of sales of originally issued shares at less than the settlement value. The accounting for the original issuance of shares was an increase in share capital and a decrease in additional paid in capital. When the Company receives notification of cash proceeds less than the settlement value, the amount of the cash proceeds received by the counterparty are recorded as a reduction in the liability and an increase in additional paid in capital. The new shares issued to the counterparty for the remaining obligation are recorded as an increase in shares capital and a reduction in additional paid in capital. Upon expiration of the true up clauses or the satisfaction through sale of shares issued by the counterparty, any remaining liability will be transferred to additional paid in capital.

Information with respect to outstanding financial instruments recorded at fair value follows:

		Notional Amount		Fair Value
		As of	As of	As of	As of
	Termination	December 31,	December 31,	December 31,	December 31,
Financial Instruments	Date	2014	2013	2014	2013
Vendors	From January 2015 through May, 2019	$13,378	$7,283	$13,378	$4,998
Unsecured and Secured Convertible Notes	June, 2019	6,330	-	6,290	-
Convertible Notes and Loans	December, 2014	-	500	-	200
Convertible Notes and Loans	December, 2014	-	350	-	232
Convertible Notes and Loans	December, 2023	-	3,051	-	3,018
Stock based compensation	From March 2016 through June 2017	15,440	-	15,440	-
Equity issuance related to VAG acquistion	September 13, 2024	-	5,875	-	4,860
Equity issuance related to VPP acquistion	December 9, 2024	4,281	10,000	4,192	6,914
		$39,429	$27,059	$39,300	$20,222

Warrants

During fourth quarter of 2009 in connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece a six-year warrant to purchase up 1 common share at an exercise price of $10,800 per share, with an expiration date of October 13, 2015, which resulted in $3,940 of debt issuance cost that was recorded as deferred issuance cost. During 2012 and upon conversion of the 7% Notes, the remaining unamortized amount of $1,860 was written off. The warrants qualified for equity classification.

During the fourth quarter of 2009, the Company also authorized the issuance to a third party of a six-year warrant with a maturity date of October 13, 2015 to purchase common shares which, after the reverse splits performed since the grant date, the exercise price has been increased significantly in line with the reverse splits. The six-year warrant was in respect for advisory services provided in connection with the recapitalization. During 2010, the Company authorized the issuance to the third party of a ten-year warrant to purchase 1common share with a strike price of $3,375,000. During 2012, the Company authorized the issuance to the third party of a ten-year warrant to purchase 1 common share for advisory services provided in connection with the Restructuring, with a strike price of $281,250 (provided however that the third party surrenders its existing 1 (six-year) and 1 (ten-year) issued warrants. The warrants qualified for equity classification. The new warrants were fair valued as of April 9, 2012 at $1,000. This warrant was exercised during January 2013 and a total of 1 common share was issued.

On December 31, 2012, the Company authorized the issuance to the third party of a ten-year warrant to purchase 2 common shares for advisory services provided in connection with the Restructuring, with a strike price of $281,250. The warrants qualify for equity classification. The fair value of these warrants amounted to $509. On May 21, 2013, the Company and the third party mutually agreed to terminate the warrant agreement.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On January1, 2013 (amended on June 30, 2013), the Company issued to a third party a ten-year warrant to purchase common shares in exchange for $6,400 with an exercise price of $450,000. The fair value of $6,122 of 15 warrants has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 10 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 176%. The risk-free interest rate used was 1.78%.

On April 1, 2013, the Company issued to a third party a ten-year warrant to purchase 4 common shares, with an exercise price of $13,050. On July 1, 2013 the Company issued to a third party a ten-year warrant to purchase 8 common shares, with an exercise price of $6,300. On September 24, 2013, the warrants were exercised and the Company issued an aggregate of 10 common shares after the deduction of shares surrendered due to the selection of a cashless exercise according to the terms of the warrant agreement.

On May 16, 2013, the Company issued to a third party a two-year warrant to purchase 2 common shares in exchange for $250, with an exercise price of $168,750. The new warrant was fair valued as of May 16, 2013 at $427. On December 27, 2013, the warrant has been cancelled and a new agreement for settlement with shares has been signed for the $250 payable to the third party.

On October 1, 2013, Company issued to a third party a nine and half-year warrant to purchase 9,800,000 common shares, with an exercise price of $0.005. The new warrant was fair valued as of October 1, 2013 at $1,333. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 9.5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 180%. The risk-free interest rate used was 2.5%. This warrant was exercised during 2014 and a total of 79,419 common shares were issued.

On December 10, 2013, Company issued to a member of board of director, as part of its annual compensation, a ten-year warrant to purchase common shares in exchange for $217 with an exercise price of $0.01 per share. The new warrant was fair valued as of December 10, 2013 at $217.

On December 23, 2013, Company issued to a third party a five-year warrant to purchase 3 common shares, with an exercise price of $43,750. The new warrant was fair valued as of December 23, 2013 at $93. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 181%. The risk-free interest rate used was 1.68%. The warrant has been surrendered by the third party according to an agreement dated June 30, 2014.

On December 23, 2013, Company issued to a third party a five-year warrant to purchase 2 common shares, with an exercise price of $56,250. The new warrant was fair valued as of December 23, 2013 at $46. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 181%. The risk-free interest rate used was 1.68%. The warrant has been surrendered by the third party according to an agreement dated June 30, 2014.

On January 1, 2014, the Company issued to a third party a ten-year warrant to purchase 819,670 common shares, with an exercise price of $0.025. The new warrant was fair valued as of December 31, 2013 at $1,415. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to ten years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0 % and an expected volatility of 183%. The risk-free interest rate used was 3.040%. This warrant was exercised during 2014 and a total of 815,214 common shares were issued.

On January 3, 2014, Company issued to a third party a five-year warrant to purchase 3 common shares, with an exercise price of $43,750. The new warrant was fair valued as of January 3, 2014 at $113. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 183%. The risk-free interest rate used was 1.73%.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On January 3, 2014, Company issued to a third party a five-year warrant to purchase 2 common shares, with an exercise price of $56,250. The new warrant was fair valued as of January 3, 2014 at $56. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 183%. The risk-free interest rate used was 1.73%.

On April 10, 2014, Company issued to a third party a ten-year warrant to purchase 2,700,000 common shares, with an exercise price of $0.022. The new warrant was fair valued as of April 10, 2014 at $1,492. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 10 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 200%. The risk-free interest rate used was 2.65%.

On August 4, 2014, the Company issued to its employees ten-year warrants to purchase $7,745 worth of common shares, with an exercise price of $0.0001 and recorded a compensation charge of $7,745. As the $7,745 represents a fixed amount payable in variable number of shares, the Company recorded the warrant liability at a fair value of $7,745 in the consolidated balance sheet at December 31, 2014.

 Interest Rate Risk

Interest rate risk arises on bank borrowings. Considering its recent financial position, the Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 15, “Long-term Debt”.

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks. The Company is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. As of December 31, 2014 and 2013, those derivative instruments are in the counterparties’ favor. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

23. COMMITMENTS AND CONTINGENT LIABILITIES

(1) Commitments

Asset Retirement Obligations

The Company is subject to certain environmental and regulatory obligations which will require the Company to restore the mine properties after the mining has been completed. As a result, the Company will be required to recognize an asset retirement obligation in the period in which the obligation is incurred in accordance with ASC 410, Asset Retirement and Environmental Obligation (“ARO”). As a result of the acquisition of Viking Acquisition Group, LLC and Viking Prep Plant, LLC in December 2014 and 2013, respectively, the Company recorded an ARO in the amount of $1,050 and $979, respectively. Although the Viking mine is currently in the exploration stage for the Company’s purposes, the ARO recorded in connection with the Viking mine acquisition represents the accumulated ARO related to mining activities performed by previous owners.

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

The committed rent payments to as of December 31, 2014 were:

December 31, 2015	$443
December 31, 2016	450
December 31, 2017	457
December 31, 2018	464
December 31, 2019	471
Thereafter	949
$3,234

Coal Sale Purchase Agreements (CPAs)

New Lead JMEG LLC, a joint venture affiliate entered in April 2012, into two Coal Sale Purchase Agreements with a third party located in Kentucky, USA, to purchase thermal coal, which is used in power plants for electricity generation and other industrial uses. Pursuant to various communications, the third party is not in the position to meet its contractual obligations under the CPAs. As a consequence, the Company considers the agreements as terminated.

(2) Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. As of December 31, 2014, the Company has provided in respect of all claims an amount equal to $3,457 ($3,441 as of December 31, 2013). Other than those listed below, there are no material legal proceedings to which the Company is a party:

●	The charterers of the Newlead Avra notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)	Damages suffered by sub-charterers of the vessel relating to remaining on board cargo in New York in September 2007;

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c)	Damages suffered by sub-charterers of the vessel resulting from grounding in Houston in October 2007.

The Company does not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

●	The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of hydrogen sulphide in the vessel’s tanks at two ports in the United States.

The Company does not anticipate any amount in excess of the amount accrued to be material to the consolidated financial statements.

The Company accrues for the cost of environmental liabilities related to vessels when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.

Other than as described above, the Company has not been involved in any legal proceedings which may have, or have had a significant effect on its financial statements, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its financial statements.

Joint Venture (26%) Contingencies

On June 21, 2013, New Lead JMEG LLC entered into a coal purchase agreement (the "CPA") with Transasia Commodities Limited ("Transasia") for a shipment of 110,000 metric tonnes of coal to be delivered mid July 2013. Transasia commenced proceedings before the Supreme Court of the State of New York against New Lead JMEG LLC, NewLead, Company’s Chairman Michail Zolotas and Mr. Jan Berkowitz, for non-performance of the CPA. Transasia demanded for the alleged breach of the CPA the approximate amount of $6,500. Up to this date, Transasia's claim has not been presented with much clarity and in terms of liability; it is questionable whether the loss can be quantified. Currently, there are ongoing discussions for settlement. The Company has recorded the appropriate accrual for possible loss related to this claim. The Company does not anticipate any amount in excess of the amount accrued, to be material to the financial statements, for possible loss related to this claim.

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

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.

In relation to the coal business which is subject to taxation in the U.S., as of December 31, 2014, the Company had net operating loss carryforwards totaling approximately $13,494 available to offset federal and state taxable income in future years. These operating loss carryforwards will begin to expire in 2033 for federal purposes and 2028 for state purposes, if not previously utilized. As of December 31, 2013, the Company had net operating loss carryforwards totaling approximately $707, available to offset federal and state taxable income in future years. These operating loss carryforwards will begin to expire in 2033 for federal purposes and 2028 for state purposes, if not previously utilized.

The approximate income tax effect of the net operating loss carryforwards and other temporary differences that give rise to the Company’s deferred income tax assets (liabilities) as of December 31, 2014 and 2013 were as follows:

	As of December 31, 2014	As of December 31, 2013
Net operating loss carryforwards	$5,249	$275
Property and Leased mineral rights	(486)	(1,910)
Goodwill	(684)	-
Acquisition Costs	937	560
Interest payable	660	158
Allowance for credit receivable	2,551
Notes payable	2,194
Financial instruments liability	-	4,580
Asset retirement obligations	83	381
Total deferred income tax assets, net	10,504	4,044
Less valuation allowance	(10,504)	(4,044)
Net deferred income tax assets	$-	$-

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The Company provided a full valuation allowance on the total amount of its net deferred income tax assets as of December 31, 2014 and 2013 since management believes that it is more likely than not that these assets will not be realized. The net deferred tax assets received in the acquisitions of VAG and VPP, totaling approximately $142 were offset by a full valuation allowance at the acquisition dates (see Note 5). The reconciliation of the Company’s income taxes for the period ended December 31, 2014 and 2013 to that which would be determined by applying federal statutory rates to income before income taxes is as follows:

	As of December 31, 2014	As of December 31, 2013
Tax benefit at federal statutory rate (35%)	$(8,042)	$(1,080)
Goodwill amortization	-	(20)
Goodwill impairment	1,826	-
State tax benefit, net of federal impact	(896)	(123)
Other	652	-
Change in valuation allowance	6,460	1,223
Net income tax provision (benefit)	$-	$-

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2014 and 2013, the tax year ended December 31, 2014 and 2013 were open for potential examination by Federal and state taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2014 and 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

25. TRANSACTIONS INVOLVING RELATED PARTIES AND AFFILIATES

Terra Stabile S.A./Terra Norma S.A.

The Company leases office space as well as warehouse space in Piraeus, Greece from Terra Stabile, which is controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. In November 2009 and February 2010, the Company and Terra Stabile entered into a 12-year lease agreement in relation to the office space, which were amended during February 2013 regarding the monthly rent for the years of 2013 and 2014 and on April 28, 2010, the Company and Terra Stabile entered into a 12-year lease agreement for the warehouse space (see Note 23). In January 2013 and January 2014, the Company entered into annual lease agreements with Terra Norma and Terra Stabile, which are also controlled by Michail Zolotas in relation to office parking. Total rent for the years ended December 31, 2014, 2013 and 2012 was approximately $293, $308 and $346, respectively. During the year ended December 31, 2014, the Company issued, according to their respective settlement and subscription agreements, an aggregate of 4,620,108 shares which vested upon issuance, to settle true up clause obligations of 2013 liabilities with Terra Stabile and Terra Norma. During the year ended December 31, 2013, the Company issued, according to their respective settlement and subscription agreements, an aggregate of 9 shares which vested upon issuance, to settle outstanding liabilities of $416 with Terra Stabile and Terra Norma. During the year ended December 31, 2012, the Company issued, according to their respective settlement and subscription agreements, an aggregate of 1 share which was vested upon issuance, to settle outstanding liabilities of $553 with Terra Stabile and Terra Norma.

Aurora Properties Inc.

During the year ended December 31, 2014, the Company issued 3,085,819 common shares to settle true up clauses liabilities of 2013 and 2012. During the year ended December 31, 2013, the Company issued 8 common shares to settle $548 for various administrative services provided by Aurora Properties Inc., which is directed by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. The settlement agreements with Aurora Properties Inc. contain true up clauses which are discussed in Note 22.

Affiliates

On April 11, 2012 the Company established New Lead JMEG LLC, through one of our wholly-owned subsidiaries, NewLead Holdings (US) Corp with J Mining & Energy Group, Inc. as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. The Company has joint control with J Mining & Energy Group, Inc. of New Lead JMEG LLC and is entitled to and is liable for the total net assets of the joint venture. In any and all contracts relating to coal mining and sales of coal in the United States, under the joint venture operations, Jan M. Berkowitz, the President and Chief Executive Officer of J Mining & Energy Group, Inc., was nominated, constituted and appointed with full power to execute and legally bind to act on behalf of us in the negotiation of deals related to coal-bearing properties in the United States. For more details for these transactions refer to Note 6.

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Vessels under construction

On February 20, 2012, the Company received a default letter from the yard in respect of the delay of the payment of an installment of $7,400 after the completion of the “steel cutting” in September 2011 for the Handysize Hull 4029. On May 22, 2012, the Company signed an agreement with the shipbuilder and the Shipbuilding Contract with SPP Shipbuilding Co., Ltd., the prior contract with the yard, was terminated and ceased to be valid. Under this agreement, the Company and the yard mutually waived all rights and released and discharged each other from all liabilities, obligations, claims and demands. This agreement resulted in the Company being released from the $7,400 liability to the yard and the $7,240 write-off of the balance of the vessel under construction (the amount of $7,240 includes capitalized expenses of $185 during 2012). In addition, on May 22, 2012, the Company was released from its obligations under the related Handysize Syndicate Facility Agreement for the Handysize Hull 4029, which totaled $5,492. Furthermore, the obligation under the purchase option liability of $1,779 was written off upon the termination of the shipbuilding contract. The net gain resulting from these transactions and any other costs related to the sale amounted to $7,424 and is included in Loss from discontinued operations.

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

(b) Lemissoler Maritime Company W.L.L.

In November 2010, the Company signed an agreement with Lemissoler for the sale and leaseback of the vessels Australia, Brazil, China and Grand Rodosi (see also Note 16).

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

The aggregate loss of the redelivery of these four vessels amounted to $669 and is included in Loss from discontinued operations.

The following table represents the revenues and net loss from discontinued operations:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Operating Revenues	$-	$-	$14,187
Net income / (loss)	$2,934	$(11,422)	$(1,800)

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net loss. In addition to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures. The net income in year ended December 31, 2014, was mainly due to claims and credit notes received by the Company.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

27. SUBSEQUENT EVENTS

a) Common Shares, Restricted Common Shares and Warrants

During the period from January 1, 2015 until May 13, 2015, the Company issued an aggregate of 84,201,648 common shares, for the repayment of the true up clauses or share proceed guarantee and conversion of convertible notes.

During the period from January 1, 2015 until May 13, 2015, the Company issued an aggregate of 15,902,150 common shares, for the repayment of the acquisition of the companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., pursuant to the terms of a SPA, dated October 16, 2014 as amended November 24, 2014, between NewLead and Thalassa Holdings S.A.

During the period from January 1, 2015 until May 13, 2015, a cancellation of 10,934 common shares was performed.

During the period from January 1, 2015 until May 13, 2015, the Company issued an aggregate of 16,122,606 common shares, for the conversion of the 8% secured convertible redeemable note with Toledo Advisors dated April 20, 2015

b) Lease Agreements

On January 1, 2015, the Company entered into two annual lease agreements with Terra Norma and Terra Stabile, which are controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors in relation to office parking space for a monthly aggregate rate of approximately €1.500.

In addition, on January 7, 2015, the Company amended its office and warehouse rental agreements with Terra Stabile, which is controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors. According to the amendments, the aggregate monthly rate of approximately €30.267 was reduced to approximately €17.131 for the next three years.

December 31, 2015	$271
December 31, 2016	250
December 31, 2017	250
December 31, 2018	437
December 31, 2019	443
Thereafter	895
$2,546

c) Charter Agreements

On February 4, 2015, the Company signed a contract of affreightment for the Katerina L for the transportation of ten consecutive voyages, or at the Charterer’s option up to sixteen consecutive voyages, for minimum of 3,100 tons per voyage within a ten month period.

On February 24, 2015, the Company signed a contract of affreightment for the Newlead Markela for the transportation of eleven consecutive voyages for average 64,000 tons per voyage within a twelve month period.

On February 27, 2015, the Company has entered into one year time charter agreement, beginning March 7, 2015 for Ioli. The Charterers, have the option to extend the time charter contract for up to four additional one year periods.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

d) New Convertible Notes and Debentures and Waivers

On January 5, 2015, the Company signed an addendum to the $24,000 senior secured note, in order to extend the maturity date to August 31, 2015 and a waiver with Pallas Management LLC until July 31, 2015.

On January 14, 2015, the Company issued an unsecured convertible note of the amount of $1,680 to a third party in consideration of success fee for advising the Company on strategic alliances mergers acquisitions and coordinating and evaluating indications of interest and proposals regarding various transactions.

On February 26, 2015, the Company received an amount of $4,250 in relation to a senior secured convertible redeemable debenture dated December 31 2014, but effective on February 26, 2015. The maturity date of the senior secured convertible redeemable debenture is February 24, 2017. The senior secured convertible redeemable debenture is payable in immediately available and lawful money of United States dollars by later than February 24, 2017. The senior secured convertible redeemable debenture can be also converted in an amount of shares equal to the converted amount divided by 85%the average daily volume weighted average price of the Company’s common stock during the five trading days immediately prior to the conversion date. In the event that the Company’s common stock is traded on NASDAQ, NYSE MKT or NYSE, then the percentage shall be 95%. Borrowings under this senior secured convertible redeemable debenture bear a fixed interest rate of 10.5% per annum on the unpaid principal balance. Part of the specific senior secured convertible redeemable debenture has been used for the repayment of the loan facility with Natixis in respect of Sofia vessel. In addition, the Company has issued with the same third party three senior secured convertible redeemable debentures of total amount of $1,800 with duration 12, 18 and 24 months respectively, in consideration of investment, banking and advisory services.

On March 2, 2015, the Company issued an unsecured convertible note of the amount of $150 to a third party in consideration of past due services. The maturity date of the unsecured convertible note is March 2, 2016. Borrowings under this unsecured convertible note bear a fixed interest rate of 2% per annum on the unpaid principal balance.

On March 3, 2015, the Company signed an addendum with Cheyenne Holding Ltd., in order to amend the payment of the accrued and paid interest on the note in quarterly installments and that the payment of the accrued and unpaid interest to be payable on the maturity date of the note.

On March 16, 2015, the Company signed an addendum with Oppenheim Capital Ltd. and Oppenheim & Co Limited , respectively in order to amend the payment of the accrued and paid interest on the note in quarterly installments and that the payment of the accrued and unpaid interest to be payable on the maturity date of the note.

On March 17, 2015, the Company and Tiger Capital Partners Ltd. signed an addendum in order to amend the payment of the accrued and paid interest on the note in quarterly installments and that the payment of the accrued and unpaid interest to be payable on the maturity date of the note.

On April 8, 2015, the Company signed an addendum with Ray Capital Inc. and NM Dauphin & Company Limited, respectively, in order to amend the payment of the accrued and paid interest on the note in quarterly installments and that the payment of the accrued and unpaid interest to be payable on the maturity date of the note.

On April 20, 2015, F&S Capital Partners Ltd. entered into a Note Purchase Agreement with Toledo Advisors LLC, a Nevada limited liability company, whereby Toledo Advisors LLC acquired a portion of $100 of the Note held by F&S Capital Partners Ltd. for the principal amount of $1,010 and dated August 4, 2014. To this end, Toledo Advisors LLC holds an 8% Secured Convertible Redeemable Note for the principal face amount of $100 payable on April 20, 2016.

On April 30, 2015, the Company issued an unsecured convertible note of the amount of $500 to a third party with due date April 30, 2017. Borrowings under this unsecured convertible note bear a fixed interest rate of 8% per annum on the unpaid principal balance. The amount received by the Company as of the date of the report is $150.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

e) Amendments to loan agreements and Defaults

On January 14, 2015 an amendment to the loan agreement with Natixis has been signed in order to change the repayment schedule. In relation to Sofia vessel the outstanding loan as of December 31, 2014 would be paid in10 repayment installments, one such installment to be repaid on each of the following repayment dates: (i) January 16, 2015; and (ii) each of the dates falling at one (1) monthly intervals after January 16, 2015 up to and including October 16, 2015. Subject to the provisions of this agreement and the amount of each of the first to the ninth installments shall be $23 and the amount of the tenth and final installment shall be $3,327 (comprising (i) a repayment installment of $23 (ii) a balloon payment of $2,439 and (iii) the Sofia deferred installments of $865). In relation to the Nikolas vessel, the outstanding balance as of December 31, 2014 will be paid in15 repayment installments, one such installment to be repaid on each of the following repayment dates: (i) January 16, 2015; and (ii) each of the dates falling at one (1) monthly intervals after January 16, 2015 up to and including March 16, 2016; Subject to the provisions of this agreement and, the amount of each of the first to the fourteenth installments shall be $31 and the amount of the fifteenth and final installment shall be $4,767 (comprising (i) a repayment installment of $31, (ii) a balloon payment of $3,545 and (iii) the Nikolas deferred installments of $1, 191). In relation to Nepheli vessel the outstanding loan as of December 31, 2014 would be paid in 16 repayment installments, one such installment to be repaid on each of the repayment dates relevant: i) January 16, 2015; and (ii) each of the dates falling at one (1) monthly intervals after January 16, 2015 up to and including March 16, 2016;(iii) finally, April 4, 2016. Subject to the provisions of this agreement and, the amount of each of the first to the fifteenth installments shall be $21 and the amount of the sixteenth and final installment shall be $3,253 (comprising (i) a repayment installment of $21, (ii) a balloon payment of $2,425 and (iii) the Nepheli deferred instalments of $807).

On February 20, 2015 an amendment to the loan agreement with Natixis has been signed in order to repay the full amount of Sofia vessel and change the repayment schedule for the other two vessels. The full repayment of Sofia vessel has been performed on February 26, 2015. In relation to Nikolas vessel, the amount of each of the first to the twelfth installments shall be $35 and the amount of the thirteenth and final installment shall be $4,490 (comprising (i) a repayment installment of $35 (ii) a balloon payment of $3,263 and (iii) the Nikolas deferred installments of $1,192). In addition, the Company has agreed to repay an amount of $295 by no later than December 31, 2015. In relation to Nepheli vessel, the amount of each of the first to the thirteenth installments shall be $25 and the amount of the fourteenth and final installment shall be $3,072 (comprising (i) a balloon payment of $2,265; and (ii) the Nepheli deferred installments of $807). In addition, the Company has agreed to repay an amount of $205 by no later than December 31, 2015.

In May 2015, the Company received a default letter in respect of the said sale and lease agreements requesting the monthly payment for May 2015, which was due on April 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: May 14, 2015