Form 20-F
period 2015-12-31
NewLead Holdings Ltd.
filed 2016-05-26
CIK 1322587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
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

Mr. Michail S. Zolotas

83 Akti Miaouli & Flessa Str.

Piraeus Greece 185 38

Tel: + 30 213 014 8000, Fax: + 30 213 014 8609

E-mail: mzolotas@newleadholdings.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:     Common shares, $0.00001 par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 22,126,495 and 62,522,491 of the registrant’s common shares outstanding as of December 31, 2015 and May 24, 2016, respectively.

There were 2,827 and 2,825 of the Series A-1 Preference shares outstanding as of December 31, 2015 and May 24, 2016, respectively.

There were 35,317 and 36,817 of the Series B Preference shares outstanding as of December 31, 2015 and May 24, 2016, respectively.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐☐
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

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the oil tanker / asphalt carriers and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; the consummation of conditional contracts or of acquisition, disposition or financing transactions and the effects thereof on our business; and anticipated developments with respect to any pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our inability to continue as a going concern, including our inability to generate sustainable positive cash flows and any inability of our management to sell VAG, VPP and Five Mile prior to the end of 2016; our ability to come to a satisfactory resolution with our lenders; the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; default by one or more charterers of our vessels; our ability to complete documentation of agreements in principle; changes in demand for oil and oil products; the effect of changes in OPEC’s petroleum production levels; worldwide oil consumption and storage; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled dry-docking, off-hire periods, and additional time spent in completing repairs; changes in NewLead’s voyage and operating expenses, including bunker prices, including recent declines in the time charter and spot charter markets for dry bulk carriers and decides in the price of oil products; our ability to operate oil tanker/ asphalt carrires and successfully compete in that market; dry-docking and insurance costs; our ability to comply with applicable rules and regulations (including environmental regulations), changes in governmental rules and regulations or actions taken by regulatory authorities, and related capital expenditures; potential liability from pending or future litigation; domestic and international political conditions; potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists or pirates; material adverse events affecting NewLead; and other factors discussed in this report under the heading “Risk Factors” and in NewLead’s filings with the U.S. Securities and Exchange Commission, or the SEC, from time to time.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Unless the context otherwise requires, as used in this report, the terms “the Company,” “NewLead,” “we,” “us” and “our” refer to NewLead Holdings Ltd. and all of its subsidiaries and, with respect to our coal business, the terms “the Company,” “NewLead,” “we,” “us” and “our” refer to NewLead Holdings Ltd., all of its subsidiaries, and its joint venture entities. We use the sign $ for U.S. dollars. We use the term deadweight tons, or dwt, in describing the size of vessels. The dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

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

On October 17, 2013 and on December 6, 2013, a 1 for15 and a 1 for 3 reverse stock splits of our common shares were effected respectively, after the approval by our Board of Directors and by written consent of the majority of our shareholders. The reverse stock splits consolidated every fifteen common shares and every three common shares respectively into one common share with par value of $0.01 per share. In addition, on March 6, 2014, consolidation of our common shares was effected at a ratio of a 1 for 10 after the approval by our Board of Directors and by written consent of the majority of our shareholders. Every ten common shares were consolidated into one common share, with a par value of $0.10 per share. In addition, on May 15, 2014 consolidation of our common shares was effected at a ratio of a 1 for 50 after the approval by our Board of Directors and by written consent of the majority of our shareholders such that every 50 common shares of par value $0.10 per share were consolidated into one common share of par value of $5.00 per share. By the approval of our Board of Directors and by written consent of the majority of our shareholders, a reduction of issued share capital was effected by way of cancelling paid-up share capital to the extent of $4.99 on each issued common share, so that the par value of the common shares be reduced to $0.01; such being effective as of June 14, 2014. In addition, on July 15, 2014 consolidation of our common shares was effected at a ratio of a 1 for 50 after the approval by our Board of Directors and by written consent of the majority of our shareholders. Every 50 common shares of par value of $0.01 were consolidated into one common share of par value of $0.50 per share. By the approval of our Board of Directors and by written consent of the majority of our shareholders, on October 24, 2014, a reduction in the par value of the common shares was effected from $0.50 to $0.01 by way of cancelling paid-up share capital to the extent of $0.49 on each issued common share. On March 4, 2016, a consolidation of the Company’s common shares was effected at a ratio of 1 for 300, following a second reduction of the Company’s share capital, which was effected by reducing the par value of the common shares to $0.00001 by way of cancelling paid-up share capital to the extent of $0.00999 on each issued common share. There can be no assurance that we will not undertake further reverse splits or consolidations of our common shares subsequent to the filing of this report. With respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, as may be required by such securities where applicable, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio, 1:10 ratio, 1:50 ratio, 1:50 ratio and 1:300 ratio, for all periods presented. Due to such alterations in our share capital numbers of common shares, earnings per share, common shares obtainable upon conversion or exercise of convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The accompanying consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 including the notes to financial statements reflect the aforementioned alterations of our share capital.

A.	Selected Financial Data

The NewLead historical information is derived from the audited consolidated financial statements of NewLead for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. The information is only a summary and should be read in conjunction with “Item 5.-Operating and Financial Review and Prospects”. Refer to Note 22, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Amounts in $thousands	Year Ended December 31,
(except for share and per share data)	2015	2014	2013	2012	2011

Statement of Operations Data
Operating revenues	27,810	12,077	7,140	8,928	12,220
Vessel operating expenses	(14,044)	(6,523)	(4,598)	(3,266)	(2,928)
General and administrative expenses	(22,099)	(34,346)	(52,848)	(8,249)	(16,521)
Depreciation and amortization expense	(6,152)	(3,789)	(2,806)	(6,564)	(8,180)
Impairment losses	(1,214)	(209)	-	(7,054)	(83,950)
Operating loss from continuing operations	(21,246)	(35,596)	(54,198)	(16,470)	(99,655)
Interest and finance expense	(20,484)	(5,892)	(42,668)	(86,549)	(22,672)
Gain / (Loss) on extinguishment of liabilities	3,424	-	-	(293,109)	-
Other (expense) / income, net	(67)	542	46	(3,528)	(1,457)
Loss before loss from Investments in Joint Ventures	(38,667)	(47,305)	(96,558)	(399,656)	(123,716)
Loss from continuing operations	(40,633)	(47,497)	(97,348)	(402,125)	(123,716)
Net loss	(97,941)	(65,347)	(158,224)	(403,925)	(290,395)
Net loss attributable to NewLead Holdings Ltd.	(96,912)	(65,171)	(158,232)	(402,562)	(290,395)
Loss per share (basic and diluted) continuing operations	(11)	(322)	(48,674,000)	(402,125,000)	(123,716,000)
Loss per share (basic and diluted)	(26)	(392)	(79,112,000)	(403,925,000)	(290,395,000)
Outstanding shares	22,126,495	1,031,512	5	2	1
Weighted average number of shares (basic and diluted)	3,874,684	256,653	2	1	1
Balance Sheet Data (at period end)
Cash and cash equivalents	722	402	938	1,043	5,119
Restricted cash (current)	-	-	-	1,311	250
Total current assets	10,004	11,763	12,422	12,225	33,723
Restricted cash (non-current)	31	31	31	31	31
Total assets	121,769	190,323	151,331	61,799	396,752
Current portion of long-term debt	67,947	64,338	60,306	78,739	339,722
Convertible notes, net (current, non-current)	90,849	97,121	101,596	62,552	53,391
Share settled debt	-	-	72,595	-	-
Promissory notes payable	-	-	-	11,000	-
Total current liabilities	291,035	247,462	291,701	177,426	583,604
Long-term debt	-	7,707	-	-	-
Total liabilities	296,976	300,440	292,680	177,426	599,186
Total shareholders' deficit	(175,207)	(110,117)	(141,349)	(115,627)	(202,434)
Other Financial Data (for period ending)
Net cash used in operating activities	(3,324)	(6,334)	(2,871)	(11,084)	(3,089)
Net cash provided by / (used in) investing activities	2,993	(36,526)	(1,671)	81,836	(69,612)
Net cash provided by / (used in) financing activities	655	40,993	5,770	(74,828)	10,289
Net increase / (decrease) in cash and cash equivalents	324	(1,867)	1,228	(4,076)	(62,412)
Fleet Data (at period end)
Number of asphalt carriers controlled	5	5	-	-	-
Number of product tankers controlled (1)	-	-	-	-	4
Number of dry bulk vessels controlled (2)	4	5	2	2	13

(1):	Includes four tankers for 2011 that considered to be discontinued operations for all periods presented.
(2):	For 2011, thirteen dry bulk vessels considered to be discontinued operations for all periods presented.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

In addition to other information contained in this report, you should carefully consider the following risk factors in evaluating us and our business. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment. In connection with the forward looking statements that appear in this report, you should also carefully review the cautionary statement under “Cautionary Statement Regarding Forward-Looking Statements”.

Company Specific Risk Factors

There is substantial doubt about our ability to continue as a going concern.

Our financial statements were prepared using principles under Generally Accepted Accounting Principles in the United States of America (“GAAP”) applicable to a going concern. Because of our losses, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, we concluded that there is substantial doubt as to our ability to continue as a going concern.

We have experienced net losses, negative operating cash flows, working capital deficiencies, and have a shareholders’ deficiency, which have affected, and which are expected to continue to affect, our ability to satisfy our obligations. In addition, we are in default under various debt obligations which are currently due on demand. During 2015, charter rates for bulkers reached unprecedented historically low levels. However, charter rates for the oil tanker/asphalt carriers are within expected levels. The coal business has experienced some of the lowest prices in coal history and our management intends to sell VAG, VPP and Five Mile prior to the end of 2016, although there can be no assurance that any such sale will occur. To date, we have also been unable to generate sustainable positive cash flows from operating activities. For the year ended December 31, 2015, our loss from continuing operations was $40.6 million. As of December 31, 2015, the Company’s cash and cash equivalents were $0.7 million and current liabilities of $291.0 million, were payable within the next twelve months.

The above conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we are unable to continue as a going concern.

We believe that our existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute our business plan and continue operations for the next twelve months. Our existence is dependent upon our ability to obtain necessary financing, which we are currently in the process of attempting to secure. In addition, we intend to continue to explore various strategic alternatives. Management is also actively taking steps to increase future revenues and reduce our future operating expenses. However, we cannot provide any assurance that operating results will generate sufficient cash flow to meet our working capital needs or that we will be able to raise additional financing as needed.

If repayment all of our indebtedness was accelerated as a result of our current events of default, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness and we may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms, which could have a material adverse effect on our ability to continue as a going concern.

Our existing debt agreements and our future debt agreements contain and will contain restrictions and limitations that could significantly impact our ability to operate our business and if we receive waivers and/or restructure our remaining indebtedness, our lenders may impose additional restrictions on us and/or modify the terms of our loans. Any default or breach of the covenants in our debt agreements could have a material adverse effect on our operations and financial position.

Our facility agreements require us to maintain compliance with certain financial covenants. They contain certain restrictions and limitations that could significantly limit our ability to operate our business. In the absence of a consent or waiver, these restrictions may limit our ability to, among other things:

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

As a result of such covenants, we will need to seek permission from our lenders in order to engage in certain corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. As discussed elsewhere in this annual report, we are also in default under certain of our debt agreements and as a result, our lenders’ interests may be different from our interests, our shareholders’ interests or the interests of the holders of our notes, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed or at all. This may prevent us from taking actions that are in our best interest. Any future debt agreement may include similar or more restrictive covenants.

Our ability to comply with the covenants and restrictions contained in our existing and future debt agreements and other indebtedness may be affected by economic, financial and industry conditions and as well as other factors beyond our control. If we are not able to come to a resolution with our lenders regarding our existing defaults or, if we are able to come to a successful resolution, but default on our future debt obligations, and such defaults are not waived by the relevant lenders, the applicable creditors may accelerate such indebtedness and, in the absence of any agreement with the lenders, if such indebtedness is secured, such creditors could proceed against the collateral securing of that indebtedness. In any such case, we may be unable to borrow under our existing credit facility agreements, if any are available at such time, and may not be able to repay the outstanding amounts due under our credit facility agreements and our outstanding notes. Furthermore, if any of our debt is accelerated, all of our other indebtedness may be accelerated pursuant to cross-acceleration or cross-default provisions. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants will also depend substantially factors outside our control such as on the value of our vessels and their respective charter rates as well as our success at keeping our costs low and our ability to successfully implement our overall business strategy.

Furthermore, in connection with any waivers and/or restructuring of our remaining indebtedness, our lenders may impose additional requirements or restrictions on us. Such additional restrictions may further limit our ability to engage in actions that we believe would be in the best interest of our company. As discussed elsewhere in this annual report, we are currently in default under certain of our debt agreements and are in the process of attempting to restructure certain of our remaining indebtedness. See “Item 5.-Operating and Financial Review and Prospects-Recent Developments” and the risk factor above titled “There is substantial doubt about our ability to continue as a going concern”.

We are highly leveraged, anticipate that we will continue to have a high degree of leverage, and may incur substantial additional debt, which could materially adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

As of December 31, 2015, our outstanding indebtedness was $196.0 million. Despite our efforts, as of May 24, 2016, we continue to have a substantial amount of indebtedness amounting to approximately $195.8 million excluding the two loan agreements with HSBC, in respect of the mortgaged vessels MV Aurora Onyx and MV Aurora Pearl (see Item 4 for the acquisitions of the two vessels and Item 5 for indebtedness currently in default).

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

As discussed elsewhere in this annual report, we are currently unable to meet certain of our debt service requirements and our indebtedness remains significant. Since our relative leverage continues to remain high after our restructuring during the period 2011 through 2013, there is no assurance we will be able to service our significant indebtedness.

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

The market values of our dry bulk vessels and the related charters, if applicable, have dramatically declined and may further decrease, which could lead to the loss of our vessels and/or we may incur a loss if we sell vessels following a substantial decline in their market value.

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

Furthermore, the amended agreement with Portigon states that Portigon will have the option to demand the sale of the vessel MV Newlead Victoria (the “Newlead Victoria”) at any time the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owned under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon as well as any trade debt outside the owned fleet for an amount which will not exceed in the aggregate $0.5 million.

We have historically derived a significant part of our revenue from a small number of charterers.

For the year ended December 31, 2015, 47% of our revenue from continuing operations was derived from three charterers (each of which comprised 17%, 15% and 15%of revenues, respectively and all other charterers comprising below 8%). For the year ended December 31, 2014, 49% of our revenue from continuing operations was derived from two charterers (each of which comprised 41% and 8% of revenues, respectively, and all other charterers comprising below 5%). For the year ended December 31, 2013, 100% of our revenue from continuing operations was derived from three charterers (each of which comprised 83%, 13% and 4% of revenues, respectively). The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition.

Our charterers may terminate or default on their charters and we may need to find new employment for the respective vessels in a potentially depressed charter market, which may adversely affect our results of operations and cash flows.

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

Recent economic conditions have caused certain of our charterers to experience financial difficulties. This has resulted in an increase in the time it takes for us to realize our receivables. We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to the terms of our current charters. In the future, we may continue to employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

Currently, charter rates for oil tanker / asphalt carriers (known also as bitumen) are stable, however the charter rates of dry bulkers, after showing signs of stabilization for a period, have declined to levels lower than the 10 year historical average.

In addition, in depressed and downturn market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should any counterparty fail to honor its obligations under its agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The spot charter market is highly competitive and freight rates within this market, especially in the dry bulk sector, are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. Furthermore, we cannot assure you that we will be successful in keeping our remaining vessels under long-term agreements or keeping them fully employed in the short-term markets, if needed, or that future spot rates will be sufficient to enable any of such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would reduce the incremental revenue received from spot chartering and adversely affect our results of operation, including our profitability and cash flows, which, in turn, could impair our ability to service our debt.

Our vessels may be subject to periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, when a vessel is “off-hire,” or not available for service or otherwise deficient in its state of condition or performance, the charterer generally is not required to pay the hire rate, and we, as owners, are responsible for all costs (including the cost of bunker fuel) until the vessel is in an efficient state to resume her operations, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as dry-docking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state;

•	closure of waterways or shipping routes due to natural or manmade causes, or other force majeure events;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems;

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew; or

•	piracy

In the event that a vessel is seized by pirates, the charterer may withhold charter payments until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on hire” for a number of days that exceeds a specific requirement provided in the relevant charter agreement and therefore, the charterer is entitled to cancel the charter party agreement. Despite the fact that we maintain insurance against such risks, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention and/or hijacking of our vessels as a result of an act of piracy, or an increase in cost or unavailability of insurance for our vessels could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

We may be unable to attract and retain key management personnel and other employees, which may negatively impact the effectiveness of our management and our results of operations.

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

If we are unable to operate the oil tanker/asphalt carriers, we may be unsuccessful in competing in the oil tanker/asphalt carriers market.

The operation of oil tanker/asphalt carriers and transportation of petroleum products is extremely competitive. Competition arises primarily from oil tanker/asphalt carriers’ owners, including major oil companies as well as independent oil tanker/asphalt carriers companies, some of whom have substantially greater resources than our own. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the oil tanker/asphalt carriers shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. We may not be able to compete profitably in new geographic regions or provide new services. New markets may require different skills, knowledge or strategies, and the competitors in those new markets may have greater financial strength and capital resources than we do.

The operation of oil tanker/asphalt carriers involves certain unique operational risks.

The operation of oil tanker/asphalt carriers has unique operational risks associated with the transportation of oil or asphalt. Compared to other types of vessels, oil tanker/asphalt carriers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil or asphalt transported in oil tanker/asphalt carriers. If we are unable to maintain or safeguard the vessels under our operations adequately, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business. In addition, the loss of any of the oil tanker/asphalt carriers under our operations could harm our reputation as a safe and reliable vessel owner and operator.

We may not be able to grow or effectively manage our growth, which may negatively impact our cash flows and operating results

Part of our potential growth strategy is to expand our fleet as opportunities are identified and the success of this strategy will depend on numerous factors. These factors include our ability to:

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

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we estimate to be 25 to 30 years, except as otherwise extended. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition in the future will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends, if any, in the future.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2015, the value of the U.S. dollar reached a high of $1.21 and a low of $1.055 compared to the Euro. Due to the sovereign debt crisis in certain EU-member countries, the U.S. dollar-Euro exchange rate continues to experience volatility. An adverse or positive movement in these currencies could increase our expenses. During the year ended December 31, 2015, we experienced $0.29 million realized positive effect. Moreover, we experienced $0.40 million unrealized positive effect of exchange rate movement.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda registered company. Our memorandum of association and bye-laws and the Bermuda Companies Act of 1981, as amended (the “BCA”), govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide mechanism for shareholders to bring a class action lawsuit. Our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the BCA, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some of our shareholders, including such shareholder.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been very low, although recently shows signs of accession. These conditions are the result of the recent disruptions in the international credit markets. However, an increase in LIBOR rates may be expected. Because the interest rates borne by some of our outstanding indebtedness fluctuate with changes in LIBOR, if an increase is to be realized, it would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

It may not be possible for investors to enforce U.S. judgments against us.

We and a number of our subsidiaries are incorporated in jurisdictions outside the U.S., and part of our assets and those of our subsidiaries are located outside the U.S. In addition, the majority of our directors and officers are non-residents of the U.S., and a substantial portion of the assets of such officers and directors are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers to enforce a judgment against us or our subsidiaries for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on the laws of such jurisdictions.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets (determined as of the end of each quarter of the foreign corporation’s taxable year) produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property, rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business and the excess of gains over losses from transactions in any commodities (gains and losses from certain “qualified active sales” and qualified hedging transactions are excluded from “passive income”). Moreover for purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, through the end of 2015 we do not believe that we have been a PFIC. We may, however, be a PFIC in 2016 and/or in future taxable years. In this regard, we treat the gross income we derive or are deemed to derive from our chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

In addition, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for 2016 or any future taxable year due to changes in the nature and extent of our assets and operations,

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. shareholder may be able to make certain tax elections that would ameliorate these consequences. Refer to the discussion under “Item 10.-Additional Information-Taxation-United States Federal Income Taxation of U.S. Holders-Passive Foreign Investment Company Status and Significant Tax Consequences.”

We may have to pay tax on U.S.-shipping source income, which would reduce our earnings.

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

We expect that we and each of our subsidiaries qualify for this statutory tax exemption, and we take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our U.S.-shipping source income. If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Refer to the discussion under “Item 10.-Additional Information-Taxation- United States Federal Income Taxation of Our Company.”

Being a foreign private issuer exempts us from certain SEC requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

•	The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	The provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•

The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e. a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Industry Specific Risk Factors

Charter rates for dry bulk vessels are experiencing high volatility and, in view of the cyclical nature of the business, may decrease further in the future, which may adversely affect our earnings.

The degree of charter rate volatility among different types of dry bulk vessels has varied widely and after reaching historical highs in mid-2008, charter rates for dry bulk vessels have declined significantly and since the beginning of 2016 have reached historical lows of $2,703 per day for Handysize (Baltic Handysize Index) or $2,260 per day for Panamax (Baltic Panamax Index).

Consequently, the shipping business, including the dry cargo market, experiences severe fluctuations in profitability and vessel values. For the past years, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. The BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market, experienced a low of 471 points in December 2015 and ranged from 290 to 473 from January to February 2016, with 290 being its all-time low.

There can be no assurance that the dry bulk charter market will not decrease further. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly.

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

The dry bulk vessel markets are cyclical with high volatility in charter rates and industry profitability. The factors affecting the supply and demand for dry bulk vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for tonnage capacity include, among others:

•	demand for cargoes (e.g. coal, raw materials, agricultural products and steel products for bulkers);

•	supply of cargoes;

•	continuing growth of industrialization in the emerging countries;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	armed conflicts, acts of piracy and terrorism;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products, and liquid cargoes, including petroleum and petroleum products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the distance dry bulk cargo or containers are to be moved by sea;

•	political, environmental and other regulatory developments;

•	embargoes and strikes;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy

•	currency exchange rates; and

•	weather and crop yields.

The factors that influence the supply of vessel capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the scrapping activity and age of vessels in the existing world fleet;

•	the price of steel;

•	the economics of slow steaming;

•	the availability of financing for new vessels;

•	the changes in environmental and other regulations that may limit the useful lives of vessels;

•	the conversion of vessels from one type to another;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	vessel casualties;

•	the number of vessels that are used for storage;

•	the number of vessels that are in or out of service; and

•	port or canal congestion and increased waiting days at port.

If the number of new vessels delivered exceeds the number of vessels being scrapped, lost and converted, tonnage capacity will increase. If the supply of tonnage capacity increases but the demand for tonnage capacity does not increase correspondingly, charter rates and vessel values could materially decline.

Downturns in the oil tanker/asphalt carriers and dry bulk vessels charter markets may have an adverse effect on our earnings, affect compliance with our existing and future loan covenants and our ability to pay dividends if reinstated in the future.

Asphalt trade is on the rise recently. Over the last few years, asphalt volumes are travelling longer distances and global asphalt trade is expected to increase over the next couple of years. World asphalt supply and demand is expected to grow and reach over 121 million tons by 2020. Such growth combined with the non-increase of asphalt tanker vessel capacity is expected to keep the asphalt demand tanker market stable. A lower than expected demand for asphalt and/or an increase in the supply of new vessels could have an adverse effect on the asphalt tanker market. Any downturn in the asphalt market, may negatively affect our earnings.

Our ability to re-charter the asphalt tanker vessels upon the expiration or termination of our current charters, the charter rates we are able to receive under any replacement charters and our vessel values depend upon, among other things, economic conditions in the oil tanker/asphalt carriers markets, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products.

Charter rates for dry bulk vessels have declined sharply since the highs of 2008. The increase of supply (because of the newbuilding deliveries) and the decrease of demand (because of slowdown of the world economies) drove down charter rates. During 2015, the Baltic Dry Index, or “BDI,” remained at very low levels and volatile, reaching a low of 471 on December 16, 2015 and a high of 1,222 on August 5, 2015. Recently, BDI reached an all-time low of 290 in February 2016.

If the market remains at or below these levels, it will have a negative effect on our earnings. We endeavor to charter vessels in our fleet under period charters with floor hire rates plus profit sharing elements in order to benefit from a potential increase in the charter market. However, we cannot assure you that we will be able to enter into such period charters with upside potential.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for crude oil and product tankers have historically been correlated with the growth or contraction of the world economy. The past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty with respect to recovery prospects, levels of recovery and long-term economic growth effects. Energy prices sharply declined from mid-2014 to the end of March 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose, and continue to be, at or above historically average rates. Keys to this growth have been steady increases in Chinese and Indian crude oil imports since 2001 and a steady increase in US oil production which has led to a steady decline in US crude oil imports since 2005. Oil products shipments have increased due to refinery closures in Europe, Japan and Australia with oil products being shipped to those regions from India, the Middle East and the US. With the increase in US crude oil production, the US became a net exporter of oil products since 2011 adding to the seaborne movement of oil products. The Organization of Petroleum Exporting Countries (“OPEC”) is currently producing and shipping oil at very high levels. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production or should China or other emerging market countries suffer significant economic slowdowns, that may result in a protracted period of reduced oil shipments and a decreased demand for our affiliated tanker vessels and lower charter rates, which could have a material adverse effect on our results of operations and financial condition.

Our ability to re-charter tanker vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the oil tanker/asphalt carriers markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products.

Furthermore, the recent economic slowdown in the U.S, Japan and China, together with the deteriorating economic situation in Europe caused by the sovereign debt crises in certain European Union (“EU”) member countries, may further reduce demand for transportation of oil and bulk over long distances, which may materially and adversely affect our future revenues.

Disruptions in world financial markets, global economic weakness and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

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

In addition, as a result of the ongoing political and economic downturn in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece's political and economic stability, which may adversely affect our operations and those of our manager. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece, as well as the capital controls in effect in Greece since July 2015, may disrupt the shoreside operations of our managers.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any existing or future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. Recently, China began appointing new members to its Politburo Standing Committee, who are replacing members of the committee who have served for periods of up to 10 years, which obscures the future policy plans of the country. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the roles of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

The fair market value of our vessels may fluctuate, which may adversely affect our liquidity.

The fair market values of dry bulk vessels have generally experienced high volatility and have recently declined significantly. The fair market value of our vessels may continue to fluctuate. Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	increase/decrease in demand for vessels’ acquisitions;

•	the types, sizes and ages of available vessels;

•	increase/decrease in the supply of tonnage capacity;

•	expected newbuilding deliveries and future market expectations;

•	the cost of newbuildings;

•	governmental and other regulations;

•	competition from other shipping companies and other modes of transportation

•	scrap price (particularly for older vessels);

•	availability of acquisition finance;

•	prevailing charter rates; and

•	technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, and provided that all other factors remain the same, they generally decline in value. Due to the cyclical nature of the shipping market, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be adversely affected. Furthermore, our existing debt agreements contain, and our future debt agreements may also contain, financial covenants based on a security coverage ratio. We are currently in breach of the security coverage ratio under our debt arrangements and we may violate similar covenants in any future debt agreements if the values of our vessels decrease significantly. Any such violation materially and adversely affects our financial condition.

An oversupply of oil tanker / asphalt carrier capacity may lead to reductions in freight rates, which could materially adversely affect our profitability.

As of November 2015, approximately 28 asphalt tanker vessels are on order, representing approximately 12% of the existing fleet (in terms of number of vessels). On the other hand, approximately 57 asphalt tanker vessels are older than 25 years old, representing approximately 10% of the existing fleet. Despite the fact that, according to these figures, we expect that the rate of growth of the world asphalt tanker supply will remain unaffected within the next couple of years, in case the newbuilding orders are increased this may lead to an oversupply of asphalt tanker vessel capacity, resulting in a reduction of charter rates and a decrease in the value of our asphalt tanker vessels. The reduction in rates may affect the ability of our customers who charter our asphalt tanker vessels on period time charters to make charter hire payments to us. This and other factors affecting the supply and demand for asphalt tanker vessels are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

Furthermore, since the asphalt tanker market is characterized by high geographical segmentation, the repositioning of a high number of asphalt tanker vessels in the geographical area that any of our asphalt tankers is trading may lead to an oversupply in the specific region resulting in the reduction of the charter rates. Such a reduction on rates may have an adverse effect on our revenues or make us reposition our vessels in other geographical regions which shall increase the voyage expenses and decrease vessels' income.

An oversupply of dry bulk vessel capacity may lead to further reductions in charter rates, and disproportionately affect older vessels, which could materially adversely affect our profitability.

The market supply of dry bulk vessels has been increasing, and the carrying capacity (measured in dwt) on order is at historically high levels. As of March 2016, approximately 112.5 million dwt of dry bulk vessels are on order, representing approximately 14.5% of the existing fleet (in terms of dwt capacity). These vessels are expected to lead to an oversupply of dry bulk vessel capacity, resulting in the reduction of charter rates and a decrease in the value of our dry bulk vessels. Even in the case of high order cancellations and high delayed deliveries, new deliveries are expected to be higher than usual and it is unclear whether this increase of supply will be absorbed by the increase of demand. Significant fleet expansion would cap rate levels over the next couple of years. The reduction in charter rates may affect the ability of our customers who charter our dry bulk vessels to make charter hire payments to us. This and other factors affecting the supply and demand for dry bulk vessels are outside our control. The nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

During periods when the shipping industry is experiencing excess capacity, falling demand and/or declining rates, older vessels are generally adversely affected in a disproportionate manner because younger vessels are generally preferred by customers. As the severity and length of such periods increase, more old vessels tend to get scrapped because the costs for keeping an older vessel in the fleet may exceed the revenue and overall benefits. However, we may be unable to scrap some of our older vessels if, for example, such vessels have loan obligations that exceed their scrap values. In such a case, we may be restricted from taking the most economically prudent course of action, which may negatively affect our results of operations. See also “Risk Factors-The risks and costs associated with vessels increase along with the vessels age.”

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as South China Sea, the Indian Ocean, Gulf of Aden off the coast of Somalia and the Red Sea. Despite a decline in the frequency of pirate attacks on sea going vessels in Indonesia and Somalia, pirate attacks remain prevalent in India and Nigeria. In West Africa pirates have attacked, hijacked and robbed vessels as well as kidnapped crews along the coast, rivers, anchorages, ports and surrounding waters.

After November 25, 2002, that the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States in order to implement certain portions of the MTSA, in July 2003. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code.

Among the various requirements:

●	On-board installation of automatic information systems (“AIS”) to enhance vessel-to-vessel and vessel-to-shore communications;

●	On-board installation of ship security alert systems;

●	The development of vessel security plans; and

●	Compliance with flag state security certification requirements.

●	On-board security guards

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. The cost of vessel security measures has also been affected by the dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, which could have a significant financial impact on us. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. We insure against these losses to the extent practicable, but the risk remains that uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

Crew costs, including costs due to employing onboard security guards, could increase in such circumstances. In addition, if a vessel is seized by pirates, the charterer may withhold charter payments until the vessel is released. A charterer may also cancel the charter party alleging that the days, that the vessel was seized by pirates, exceeded the relevant days as per the governing charter party agreement. This could result in a claim that we could and would dispute. Despite the fact that our vessels are covered against such risks, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention and/or hijacking of our vessels as a result of an act of piracy, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

Increases in fuel, or bunker prices, may adversely affect profits.

Fuel is a significant factor in negotiating charter rates as well as performing the charters. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market or contracts of afreightment. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability and may also affect our charterer’s profitability if our vessels are employed on time charter. As a result, it may be difficult for us to realize on our receivables and/or our charterers may be unable to fulfill their obligations under their charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including economic and geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, various jurisdictions and regulatory organizations, including the International Maritime Organization, or the IMO, the U.S. and states within the U.S., have proposed or implemented requirements relating to the management of ballast water to prevent the introduction of foreign invasive species having adverse ecological impacts. Significant expenditures for the installation of new equipment or new systems on board our vessels and changes in operating procedure may be necessary to comply with future regulations regarding ballast water management. Such future regulations may also result in increased port disposal costs.

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

In addition to other climate-related risks set forth in this “Risk Factors” section, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide , methane and nitrogen oxides. In the United States, the United States Environmental Protection Agency (“U.S. EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). EPA does require owners of vessels that are subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined below, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global emissions reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session (October 2012), the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013, it adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. The MEPC also adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG carriers, ro-ro cargo ships (vehicle carriers), ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the manoeuvrability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships. At its 69th session (2016), the MEPC approved of mandatory requirements for ships to record and report data on fuel consumption, which is intended as the first in a three-step process to collect, analyze and potentially implement new measures to enhance energy efficiency and to address greenhouse gas emissions in the shipping industries.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. At its 69th session, the MEPC established a working group for MEPC 70 for an in-depth discussion of how to proceed.

The EU has introduced directive 2005/33/EC amending the Directive 1999/32/EC as regards the sulphur content of marine fuels. The Directive 1999/32/EC establishes limits on the maximum sulphur content of gas oils, heavy fuel oil in land-based applications as well as marine fuels for which it serves as the EU legal instrument to incorporate the sulphur provisions of the MARPOL Annex VI. The Directive furthermore contains some additional fuel-specific requirements for ships calling at EU ports, obligations related to the use of fuels covered by the Directive, and the placing on the market of certain fuels (e.g. marine gas oils). The Directive does not contain provisions to regulate ship emissions of NOx or PM.

By the amendment 2005/33/EC parallel requirements in the EU to those in MARPOL Annex VI in respect of the sulphur content of marine fuels was introduced. In addition, it also introduced a 0.1% maximum sulphur requirement for fuels used by ships at berth in EU ports from January 1, 2010. This Directive is currently under review with the goal to align it with the 2008 MARPOL amendment.

On September 1, 2015, MARPOL Annex VI, regulation 13 (NOx) was amended. There were amendments concerning the date for the implementation of “Tier III” standards within ECA. The amendments provide for the Tier III NOx standards to be applied to a marine diesel engine that is installed on a ship constructed on or after January 1, 2016 and which operates in the North American Emission Control Area or the U.S. Caribbean Sea Emission Control Area that are designated for the control of NOx emissions. In addition, the Tier III requirements would apply to installed marine diesel engines when operated in other emission control areas which might be designated in the future for Tier III NOx control. The Tier III requirements do not apply to a marine diesel engine installed on a ship constructed prior to January 1, 2021 of less than 500 gross tonnage, of 24 m or over in length, which has been specifically designed and is used solely, for recreational purposes.

The Energy Efficiency Design Index (EEDI) was made mandatory for new ships and additionally the Ship Energy Efficiency Management Plan (SEEMP) was mandatory for all ships at MEPC 62 (July 2011) with the adoption of amendments to MARPOL Annex VI (resolution MEPC.203(62)). This was the first legally binding climate change treaty to be adopted since the Kyoto Protocol.

The Ship Energy Efficiency Management Plan (SEEMP) is an operational measure that establishes a mechanism to improve the energy efficiency of a ship in a cost-effective manner. The SEEMP also provides an approach for shipping companies to manage ship and fleet efficiency performance over time using, for example, the Energy Efficiency Operational Indicator (EEOI) as a monitoring tool. The guidance on the development of the SEEMP for new and existing ships incorporates best practices for fuel efficient ship operation, as well as guidelines for voluntary use of the EEOI for new and existing ships (MEPC.1/Circ.684). The EEOI enables operators to measure the fuel efficiency of a ship in operation and to gauge the effect of any changes in operation, e.g. improved voyage planning or more frequent propeller cleaning, or introduction of technical measures such as waste heat recovery systems or a new propeller. The SEEMP urges the ship owner and operator at each stage of the plan to consider new technologies and practices when seeking to optimize the performance of a ship.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention will enter into force twelve months after it has been adopted by at least 30 countries, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. As of April 2016, the BWM Convention had 49 contracting countries for 34.79% of world gross tonnage. Additional countries may ratify in 2016, such that the requirement for a minimum 35% of world gross tonnage is met. Implementation of the BWM Convention is anticipated in the foreseeable future, which will likely result in additional compliance costs.

The Convention is composed of 22 Articles, and one Annex with 5 sections (A to E). Since its adoption, 14 Technical Guidelines have been developed to support port state authorities, shipmasters and owners, equipment manufacturers and classification societies, and to encourage the harmonized implementation of the different Requirements. Under the BWM Convention, the ships should adopt measures for ballast water management, as stated in Regulation B-3 “Ballast Water Management for Ships”.

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

The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. On August 20, 2013, MLC (Marine Labour Convention), (the “Convention”) entered into force stating that all the countries that were ratified under the convention and as a result all the vessels with the respective country flag must be certified through August 20, 2013. The Convention is comprehensive and sets out, in one place, seafarers' rights to decent working conditions. It covers almost every aspect of their work and life on board. The failure of a shipowner or bareboat charterer to comply with the ISM Code or IMO measures may subject them to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. As of the date of this report, each of our vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

On July 1, 2014, the November 2012 SOLAS amendments entered into force. Specifically, new SOLAS regulation II-1/3-12 to require new ships to be constructed to reduce on-board noise and to protect personnel from noise, in accordance with the revised Code on noise levels on board ships, also adopted, which sets out mandatory maximum noise level limits for machinery spaces, control rooms, workshops, accommodation and other spaces on board ships. Amendments to SOLAS regulation III/17-1 to require ships to have plans and procedures to recover persons from the water, as well as related Guidelines for development of plans and procedures for recovery of persons from the water. Also, a related MSC resolution on Implementation of SOLAS regulation III/17-1 to ships to which SOLAS chapter III does not apply; amendments to SOLAS regulation II-2/10 on fire fighting to require a minimum of duplicate two-way portable radiotelephone apparatus for each fire party for fire fighters’ communication to be carried; amendments to regulation II-2/15 on instructions, on-board training and drills, to require an on-board means of recharging breathing apparatus cylinders used during drills, or a suitable number of spare cylinders; and amendments to regulation II-2/20 on protection of vehicle, special category and ro-ro spaces related to fixed fire-extinguishing systems; and amendments to the appendix to the annex to the SOLAS Convention replacing all forms of certificates and records of equipment, including its 1988 Protocol, and amendments to the forms of the Cargo Ship Safety Construction Certificate and Cargo Ship Safety Equipment Certificate of its 1978 Protocol.

The Convention for Safe Containers (CSC) amendments of the CSC 1972, which were adopted in 1993 by resolution A.737(18) , are active since July 1, 2014, including amendments relating to the safety approval plate and to the approval of existing and new containers.

The 0.10% fuel oil sulphur limit in ECA was active since January 1, 2015. The limit for fuel oil sulphur levels falls to 0.10% m/m in emission control areas established to limit SOx and particulate matter emissions. The ECA relates to Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area.

In Kenya in 2007, an international conference was held for the legal basis for States to remove, or have removed, shipwrecks that may have the potential to affect adversely the safety of lives, goods and property at sea, as well as the marine environment. The guidelines developed at the conference entered into force in April 14, 2015. These guidelines closed a gap in the international legal framework was closed by providing the first set of uniform international rules aimed at ensuring the prompt and effective removal of wrecks located beyond the territorial sea. Moreover, there was an optional clause enabling State Parties to apply certain provisions to their territory, including their territorial sea.

Although the incidence of marine casualties has decreased dramatically in recent years, mainly thanks to the work of IMO and the persistent efforts of Governments and industry to enhance safety in shipping operations, the number of abandoned wrecks, estimated at almost thirteen hundred worldwide, has reportedly increased and, as a result, the problems they cause to coastal States and shipping in general have, if anything, become more acute.

These problems are three-fold: first, and depending on its location, a wreck may constitute a hazard to navigation, potentially endangering other vessels and their crews; second, and of equal concern, depending on the nature of the cargo, is the potential for a wreck to cause substantial damage to the marine and coastal environments; and third, in an age where goods and services are becoming increasingly expensive, is the issue of the costs involved in the marking and removal of hazardous wrecks. The convention attempts to resolve all of these and other, related, issues.

The conference provided a framework for coastal States to remove from their coastlines, wrecks which pose a hazard to the safety of navigation or to the marine and coastal environments, or both. Some states have already begun this process. The guidelines make shipowners financially liable and require them to take out insurance or provide other financial security to cover the costs of wreck removal. It also provides States with a right of direct action against insurers.

In addition, other regulations that we must comply with, are the following:

●	January 1, 2016, amendments to SOLAS regulation II-1/29 on steering gear, to update the requirements relating to sea trials;

●

amendments to SOLAS regulations II-2/4, II-2/3, II-2/9.7 and II-2/16.3.3, to introduce mandatory requirements for inert gas systems on board new oil and chemical tankers of 8,000 dwt and above, and for ventilation systems on board new ships;

●	amendments to the International Code for Fire Safety Systems (“FSS Code”) on inert gas systems;

●

amendments to SOLAS regulation II-2/10, concerning fire protection requirements for new ships designed to carry containers on or above the weather deck will be applied; amendments to SOLAS regulation II-2/13.4, mandating additional means of escape from machinery spaces;

●

new SOLAS regulation II-2/20-1 requirement for vehicle carriers carrying motor vehicles with compressed hydrogen or natural gas for their own propulsion, which sets additional requirements for ships with vehicle and ro-ro spaces intended for the carriage of motor vehicles with compressed hydrogen or compressed natural gas in their tanks as fuel;

●	amendment 37-14 to the International Maritime Dangerous Goods (IMDG) Code and amendments to the International Life-Saving Appliance (LSA) Code related to the testing of lifejackets;

●

amendment to MARPOL Annex I, the Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (BCH Code) and the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (IBC Code), on mandatory carriage requirements for a stability instrument for oil tankers and chemical tankers.

From July 2015 through July 2018, all the existing vessels, implement the amendment to SOLAS Chapter V regulation 19.2, which relates to vessels engaged on international voyages and requires them to be fitted with ECDIS, approved to the performance standards as outlined in IMO Resolution A. 817 (19), as amended by MSC 64(67) & MSC 86(70) of relating to back up arrangements for ECDIS systems and operation in RCDS mode.

Our vessels and/or the cargoes carried on board our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which could adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, cyber-attack and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. Any resulting legal proceedings may be complex, lengthy and costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert the attention of management from our business. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of revenue while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to reinstate the payment of dividends.

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

We may be subject to calls in amounts based not only on our claim records but also on the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. As of the date of the report, we did not have any recent calls.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of our dry bulk fleet is 8.1 years and the average age of our oil tanker/asphalt carriers fleet is 7.2 years. Most dry bulk and oil tanker/asphalt carriers vessels have an expected life ranging between 25 to 30 years, subject to market conditions and employment status of the vessels. In some instances, charterers may prefer newer vessels that are more cost efficient in terms of fuel consumption than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. In addition, older vessels could have loan obligations in excess of their scrap value. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with International Convention for the Safety of Life at Sea, or SOLAS. Our fleet is currently enrolled with Bureau Veritas (“BV”) and Registro Italiano Navale (“RINA”).

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. As a result, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. On April 15, 2016, the vessel Aurora Onyx was arrested due to non-performance of the contractual obligations under the loan agreement with HSBC. In continuation of the arrest, on May 19, 2016 the court of South Africa ordered Aurora Onyx to be sold sold and on May 25, 2016, the vessel was delivered to her new owners. On April 19, 2016, the vessel Newlead Castellano was served with a warrant of arrest by the noteholders Ray Capital Inc, Cheyenne Holding Ltd, Oppenheim Capital Ltd and Labroy Shiptrade Limited.

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

The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss, natural disasters and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes, close waterways and result in market disruptions that may reduce our revenue or increase our expenses.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. The cost of vessel security measures has also been affected by the dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area, which could have a significant financial impact on us. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. We insure against these losses to the extent practicable, but the risk remains that uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

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

Recently, the scope of sanctions imposed against Iran and persons engaging in certain activities or doing certain business with or involving Iran has been expanded by a number of jurisdictions, including the United States, the EU, and Canada. The EU has strengthened sanctions against Iran by prohibiting a wider universe of transactions and activities involving Iran. The EU sanctions against Iran now prohibit the transportation of crude oil and petroleum as well as petrochemical products from Iran. CISADA, enacted by the United States, also strengthens existing U.S. sanctions against Iran, and, inter alia, provides for the imposition of sanctions against foreign (non-U.S.) entities that transport or otherwise supply refined petroleum products (“RPP”) to Iran. U.S. Executive Order 13590 (November 19, 2011) expands and adds to the universe of activity triggering sanctions under ISA and CISADA by expanding sanctions and presenting risks to non-US persons conducting certain business with Iran’s petroleum and petrochemical industry.

In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in August 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”), or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the ITRSHRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector and potentially exposes U.S. companies to liability for the actions of their non-U.S. subsidiaries. The ITRSHRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

In January 2014, the “P5+1” countries (the United States, United Kingdom, Germany, France, Russia and China) agreed on a Joint Plan of Action (JPOA) with Iran in an effort to stop the advance of Iran’s nuclear program and roll back certain aspects of the program. Under this program, the United States has for a period commencing January 20, 2014 and ending on June 30, 2015 (JPOA Relief Period) suspended certain sanctions against Iran (including the export from Iran of petrochemical products and crude oil). The relief afforded under the suspension is limited, temporary and reversible. Despite the suspension, and subject to a very small number of exceptions, all other U.S. sanctions concerning Iran remain in effect. U.S. persons and U.S.-owned or -controlled foreign entities remain generally prohibited from entering into transactions with Iran unless specifically authorized by the U.S. Government, including transactions permitted by the JPOA.

On January 16, 2016, "Implementation Day" for the Iran Joint Comprehensive Plan of Action (JCPOA) the United States lifted its secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors. Non-U.S. companies continue to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, re-exporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC's list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. The U.S. has the ability to re-impose sanctions against Iran, including if, in the future, Iran does not comply with its obligations under the nuclear agreement. The U.S. government's primary Iran sanctions remain largely unchanged after Implementation Day and as a consequence, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings in or with Iran or its government. In addition, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in US dollars or any other currency.

We are monitoring developments in the United States, the EU and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries or entities subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent vessels from calling on ports in sanctioned countries or could limit their cargoes and could also expose us to sanctions based on the activities of the vessels while the vessels are chartered out to third parties, even though we do not control such third parties.

We constantly keep abreast of legal developments in the economic sanctions and trade restrictions area, and we adjust our compliance programs and internal policies accordingly. We believe that we are and have been in compliance with all applicable laws, including all laws impacting the trade of our vessels with Iran and other countries identified by the United States as state sponsors of terrorism or as engaging in activities related to nuclear proliferation, and we intend to maintain such compliance. Our vessels are not authorized to engage in unlawful trade, or, save for vessels acquired while already on charter, any sanctions-triggering activity. Moreover, our vessels’ trade with the foregoing countries is infrequent, and the revenue we derive from such activity is de minimis. Additionally, our vessels are not chartered to entities that have been designated as sanctions targets by the United States or the European Union. The Company has not been involved in business to and from Cuba and Syria during the period of January 1 through December 31, 2015.

In an affirmative step to guard against violations and to prevent our vessels from engaging in any sanctions-triggering trade, we now include provisions in all of our new charters designed to prevent our charter parties from violating applicable laws relating to existing sanctions and from engaging in sanctions-triggering activity.

As it relates to Iran, the provisions in the charter parties/contracts for our vessels contain exclusions that prohibit the use of our vessels in unlawful and/or sanctions-triggering trade with Iran, or such trading is subject to requesting our prior consent, which is not to be unreasonably withheld. Therefore, should any vessel be instructed by her time charterers to call in Iran and our confirmation is required, we ask our charterers to provide clear evidence that neither the transportation, loading nor discharge of the cargo, nor the parties involved, will result in or be subject to any sanctions, respectively. Furthermore, we provide this information to the vessel’s Protection & Indemnity Association (“P&I Association”), a third party liability insurer, asking for legal and/or expert advice.

During 2014 and up to February 2015, the MV Newlead Victoria (the “Newlead Victoria”), which was chartered on a long-term charter signed on December 18, 2012 and redelivered to us on December 23, 2015, was instructed by her time charterers, who are disponent owners, to call at a port in Iran twice. In all cases, based on the information provided by the charterers, we conducted the relevant due diligence in cooperation with the vessel’s War Risk Association in order to confirm that the loading, discharging and transportation of the cargo and the parties involved would not result in, or would not be subject to, any sanctions, respectively. Following this review and after the vessel was insured by the War Association, on October 27, 2014 the Newlead Victoria arrived at Iran’s Bandar Imam Khomeini (BIK) port to discharge a cargo of about 66,000 MT of wheat in bulk which was loaded from Kavkaz, and departed on November 16, 2014. Neither the loading and discharging nor transportation of the cargo, nor the parties involved, were subject to any sanctions while the revenue was $12,000 per day gross or $11,700 per day net for 20 days that the discharge operations took place. Furthermore, on January 25, 2015, this same vessel called Bandar Imam Khomeini (BIK) to discharge a cargo of about 62,100 MT of wheat which had been loaded at the port of Paranagua, Brazil and she departed on February 12, 2015. Neither the loading and discharging nor transportation of the cargo, nor the parties involved, were subject to any sanctions. The vessel’s revenues from this operation were $13,050 gross or $12,723.75 per day net for 18 days. During 2013 also, MV Newlead Markela (Newlead Markela”) was instructed by her time charterers to call Iran twice and Sudan once. In all cases, after the time charterers instructed the vessel to call Iran and Sudan, we asked them to provide us with all necessary information regarding the ports of call, cargo and parties involved, in order to conduct the relevant due diligence. Furthermore, we presented all relevant information to our War Risks Association (in the form of a standard questionnaire), who, after reviewing the facts, insured the vessel for the proposed voyages. Furthermore, In the future our charterers may instruct the vessel to call Iran, or another country which is subject to sanctions, subject to our prior due diligence and approval.

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

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our operations (including the safety of our operations), and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Risks Relating to Our Coal Business

In 2012 we entered into an agreement to acquire certain mine-related assets (including mineral rights, surface rights and mining permits) and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA. The payment of the $11 million purchase price was paid during 2013 and 2014 through the December 2, 2013 stipulation of settlement agreement between NewLead Holdings Ltd. and Hanover Holdings I LLC, a New York limited liability company. As of the date of this annual report, although the purchase price for the Five Mile Assets has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets.

The market for thermal coal is currently in structural decline in the United States. Competition pressures from an abundance of cheap shale gas and ever tightening pollution laws. The U.S. coal industry is still having one of its most difficult years in decades as it faces a long, slow decline. Unlike most other commodities, thermal coal is unlikely to experience another period of tightness ever again because investment in new coal-fired generation is becoming less common and the implied decline in long-term demand appears to be irreversible. After years of coal plant closures, lost coal jobs and the collapse of market value of coal companies, in the last two years the biggest US coal companies have filed for bankruptcy.

Following this recent collapse of the coal market, management has strategically decided to exit the coal market and to redirect its resources to its field of expertise, namely the shipping sector. Accordingly, the management intends to sell Viking Acquisition Group, Viking Pre Plant and Five Mile prior to the end of 2016.

We may not be able to achieve the expected benefits from disposing of a business or assets, which may have an adverse effect on our business or results of operations.

As part of our strategy and business plan, we may consider engaging in business or asset sales to manage our overall business, the products and services we offer, as well as our asset levels, credit exposures, or liquidity position. There are a number of risks inherent in sale transactions, including the risk that we fail to identify or to complete any of these transactions, that we enter into a transaction, but fail to complete it, that we fail to sell a business or assets that are considered non-strategic or high risk, or that we complete the transaction, but fail to realize the anticipated benefits.

As a result of economic cycles, market conditions and other factors, the value of certain asset classes may fluctuate and decline below their historic cost. If we are holding such businesses or asset classes, we may not recover our carrying value if we sell such businesses or assets or we may end up with a higher risk exposure to specific customers, industries, asset classes, or geographic regions than we have targeted. In addition, potential purchasers may be unwilling to pay an amount equal to the face value of a loan or lease if the purchaser is concerned about the quality of our credit underwriting. We may not receive adequate consideration for our dispositions. These transactions, if completed, may reduce the size of our business and we may not be able to replace the lending and leasing activity associated with these businesses. As a result, future disposition of assets could have a material adverse effect on our business, financial condition and results of operations.

We may be not able to obtain the necessary financing to satisfy our payment obligations under existing agreements, and there is no assurance that we will be able to do so in the future.

In relation to the Five Mile mine, although the purchase price has been fully paid, there is still an obligation under the relevant purchase agreements that must be fulfilled. Specifically, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets.

Our failure to fulfill our obligations under the obligations above may also impact our ability to negotiate future purchase agreements with third parties and to grow our business through acquisitions, which could adversely impact our results of operations.

Coal prices are subject to change and a substantial or extended decline in prices, which are currently depressed at historically low levels, could materially and adversely affect our results of operations and financial position.

The contract prices for processing and blending coal depend upon factors beyond our control, including the following:

•	the domestic and foreign supply and demand for coal;

•	the domestic and foreign demand for electricity and steel;

•	the strength of global economy

•	the quantity and quality of coal available from coal producers;

•	competition for production of electricity from non-coal sources, including the price and availability of alternative fuels;

•	domestic and international air emission standards for coal-fueled power plants and the ability of coal-fueled power plants to meet these standards by installing scrubbers or other means;

•	adverse weather, climatic or other natural conditions, including natural disasters and unreasonable weather patterns;

•	domestic and foreign economic conditions, including economic slowdowns;

•

domestic and foreign legislative, regulatory and judicial developments, environmental regulatory changes or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions or providing for increased funding and incentives for alternative energy sources;

•	the proximity of our coal preparation resources to, the capacity of and the cost of transportation and port facilities;

•	technological developments, including those related to alternative energy sources and those intended to convert coal-to-liquids or gas: and

•	market price fluctuations for sulfur dioxide emission allowances.

Coal prices are currently depressed because of a number of factors outside our control. We are also experiencing higher than normal uncommitted volumes due to prolonged, depressed market conditions. If coal prices remain depressed, or if there is a further decline in the prices, it could materially and adversely affect us by decreasing our profitability and the value of our future disposition of coal assets.

Trends within the coal industry could put downward pressure on coal prices and, as a result, materially and adversely affect our future revenues and profitability.

There are a number of coal producers in the United States for domestic sales. International demand for U.S. coal also affects the U.S. coal industry. The demand for U.S. coal exports depends upon a number of factors outside our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, port and shipping capacity, the demand for foreign-priced steel, both in foreign markets and in the U.S. market, general economic conditions in foreign countries, technological developments and environmental and other governmental regulations. Foreign demand for U.S. coal has increased in recent periods. This decline has caused competition among coal producers for the sale of coal in the United States to intensify, resulting in significant downward pressure on domestic coal prices.

In addition, during the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Historically, increases in coal prices over the past several years had encouraged the development of expanded capacity by coal producers. Any resulting overcapacity and increased production could materially reduce coal prices and therefore materially reduce our future revenues and profitability, as well as future disposition of assets.

Because the demand and pricing for coal is greatly influenced by consumption patterns of the electricity generation industry in U.S. and the worldwide steel industry, a reduction in the demand for coal by these industries would likely cause our revenues and profitability on the future disposition of assets to decline significantly.

Demand for our processed coal and the prices that we will be able to obtain primarily will depend upon coal consumption patterns of the electric utility industry and the worldwide steel industry. Consumption by the utility industry is affected by the demand for electricity, environmental and other governmental regulations, technological developments and the price of competing coal and alternative fuel supplies including nuclear, natural gas, oil and renewable energy sources, including hydroelectric power. Demand by the electricity industry is impacted by weather patterns, overall economic activity and the associated demand for power by industrial users. Demand by the steel industry is primarily affected by economic growth and the demand for steel used in construction as well as appliances and automobiles. Any downward pressure on coal prices could have a negative impact on our business, results of operation and financial condition.

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost-sensitive, deregulation may have a negative effect on our profitability.

Changes in the export and import markets for coal products could affect the demand for processed coal, pricing of coal and profitability.

The pricing and demand for processed coal is affected by a number of factors.

These factors include:

•	currency exchange rates;

•	growth of economic development;

•	price of alternative sources of electricity or steel;

•	worldwide demand; and

•	ocean freight rates.

Any decrease in the amount of coal exported from the United States, or any increase in the amount of coal imported into the United States, could have a material adverse impact on profitability and on future disposition of assets.

The success of coal mine operations depends upon the ability to obtain necessary permits to mine all of the coal reserves and to use the coal processing facilities or to sell those assets.

The permits are issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing mine development or operations or the development of future mining operations or the disposition of the assets. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens’ claims to challenge the issuance or renewal of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued in a timely fashion or renewed at all, or permits issued or renewed may not be maintained, may be challenged or may be conditioned in a manner that may restrict our ability to efficiently and economically conduct future mining activities or complete the disposition of the assets, any of which would have a material adverse effect on our results of operations, business and financial position on disposition of assets.

Coal mine operations and potential disposition of assets could be adversely affected if we are unable to obtain required surety bonds.

Federal and state laws require obtaining surety bonds to secure performance or payment of certain long-term obligations, such as reclamation costs for lands used for mining, federal and state workers’ compensation costs and satisfaction of other miscellaneous obligations. Certain insurance companies, along with other participants in the coal industry, no longer provide surety bonds for workers’ compensation and other post-employment benefits without collateral. We may have difficulty procuring or maintaining our future surety bonds upon disposition of the assets. Our potential bond issuers may demand higher fees, additional collateral, including letters of credit or other terms less favorable to us upon issuance or renewal of bonds. Because we are required by state and federal law to have these bonds in place before mining can commence or continue, our failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would materially and adversely affect our ability to complete the disposition of the coal assets. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third party surety bond issuers of their right to refuse to renew the surety and restrictions on availability of collateral for current and future third party surety bond issuers under the terms of our financing arrangements.

Extensive environmental regulations, including existing and potential future regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and our coal services to materially decline.

Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide and other air pollutants are expected to be proposed or become effective in coming years. In addition, concerted conservation efforts that result in reduced electricity consumption could cause coal prices and our coal services to materially decline.

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

Alternatively, less stringent air emissions limitations, particularly related to sulfur, to the extent enacted could make low sulfur coal less attractive, which could also have a material adverse effect on the demand for and prices received for our coal services.

Increased regulation relating to environmental protection, health and safety and other matters may impose significant costs on us, and future requirements could limit our ability to produce coal at a competitive price.

The coal processing operations are subject to extensive federal, state and local regulations with respect to matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant, wildlife and wetland protection;

•	blasting operations;

•	the management and disposal of hazardous and non-hazardous materials generated by coal processing operations;

•	the storage of petroleum products and other hazardous substances;

•	reclamation and restoration of properties after mining operations are completed; and

•	discharge of materials into the environment, including air emissions and wastewater discharge;

The coal operations may adversely impact the environment, which could result in material liabilities.

Certain of our processing operations and future mining operations may use hazardous and other regulated materials and may generate hazardous wastes. We may be subject to claims under federal and state statutes and/or common law doctrines for penalties, toxic torts and other damages, as well as for natural resource damages and for the investigation and remediation of soil, surface water, groundwater, and other media under laws such as the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), commonly known as Superfund, or the Clean Water Act.

Liability may be strict, joint and several, so that we, regardless of whether we caused contamination, may be held responsible for more than our share of the contamination or other damages, or even for the entire share. These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to regulated materials or wastes associated with our operations, could result in costs and liabilities that could adversely affect our disposition of coal assets.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment depends on the continued creditworthiness of our customers. If we determine that a customer is not creditworthy, we may be able to withhold delivery. Furthermore, the bankruptcy of any of our customers could materially and adversely affect our financial position. Many utilities have sold their power plants to non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear on payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, some of our customers may be affected by the current economic downturn, which may impact their ability to fulfill their contractual obligations. Competition with other service providers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default. Customers may be also energy trading and brokering companies. If the creditworthiness of the energy trading and brokering companies declines, this would increase the risk that we may not be able to collect payments on behalf of these energy trading and brokering companies. An inability to collect payment from these counterparties may materially adversely affect our results of operations, and financial condition.

Competition within the coal industry may adversely affect our ability to dispose the coal assets.

The coal industry has experienced consolidation in recent years, including consolidation among some of our major competitors. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us. In addition, potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit coal industry operating in countries other than the United States. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable various arrangements. As a result, our results of operations, business and financial condition may be materially adversely affected.

Risks Relating to Our Common Shares

Our common shares may not be included for listing on the OTC Pink Marketplace, which could negatively impact the price of our common shares and our ability to access the capital markets.

On November 24, 2014, we filed a form 15c-211, through a market maker, with the Financial Industry Regulatory Authority (“FINRA”), which was cleared by FINRA on November 24, 2015. On November 25, 2015, our common shares commenced quotation on the OTC Pink Marketplace (the “OTC Pink”) under the trading symbol “NEWLF”. On March 4, 2016, a consolidation of our common shares was effected at a ratio of a 1 for 300, following a second reduction of our share capital on March 28, 2016, by reducing the par value of the common shares to $0.00001 by way of cancelling paid-up share capital to the extent of $0.00999 on each issued common share. On that date and for 20 trading days thereafter the Company's common shares traded under the ticker symbol "NEWLD" to provide notice of the reverse stock split. After that period, the symbol changed to "NEWLF" to denote Foreign Issuer. The Company is currently quoted on OTC Pink under the trading symbol “NEWLF”.

 All OTC Pink companies are classified as current information, limited information or no information based upon the availability of recent financial and disclosure information. The stop sign indicates companies that are not able or willing to provide disclosure to the public markets. A company may provide disclosure to the OTC Pink through a selected U.S. regulatory agency (such as the SEC or a Banking regulator), a qualified foreign stock exchange or directly through the OTC Disclosure & News Service, offered by OTC Markets Group.

 If we do not timely file our periodic reports with the SEC, we could become ineligible to use “short-form” registration statements that would allow us to incorporate by reference our SEC reports into our registration statements, or to use “shelf” registration statements until we have filed all of our periodic reports in a timely manner for a period of 12 months.  A failure timely file our periodic reports could also result in our inability to permit use of a registration statement on Form S-8 to register the issuance and sales of securities under equity incentive plans, which could adversely affect our ability to grant awards to adequately incentivize and retain employees. Any of these restrictions could increase the costs of selling our securities publicly, could significantly delay such sales, and adversely affect our business.

Being listed on OTC Pink makes it more difficult for us attract new investors and to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our common stock. In addition, there can be no assurance that our common stock would continue to be eligible for trading on any such alternative exchange or markets. There can be no assurance that we could continue to meet the requirements for being listed on OTC Pink.

Further declines in the trading price of our common shares may cause the price at which you may be able to sell your common shares of the company to be significantly less than their current trading price or you may not be able to sell them at all.

Our restructuring and development efforts to strengthen our financial position and reduce our debt may adversely affect our common shareholders through dilution or complete loss in value.

We may continue to effect various transactions to restructure our capital structure and reduce our debt service obligations, which may include additional issuances of equity securities in exchange for our indebtedness or the issuance of securities convertible into common shares, such as our preference shares. In addition, as part of the restructuring, certain of our indebtedness continues to remain outstanding, and the agreements relating to such indebtedness contain various restrictive covenants. Any outstanding existing or future debt will remain senior in right of payment over our common shares.

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

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell once purchased.

We cannot assure you that an active trading market for our common shares will be sustained. We cannot assure you of the price at which our common shares will trade in the public market in the future or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above their current market price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares. The oil tanker/asphalt carriers and dry bulk markets have been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price an investor pays for our common stock in an offering. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material effect on our business, financial condition and operating results.

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

•

requiring Grandunion, or our former chairman Nicholas Fistes and our current Chairman Michail Zolotas, to maintain directly or indirectly, legal and beneficial ownership of not less than 10% of the issued and outstanding share capital of the Company (whereas in two loan agreements the requirement is for Michail Zolotas and Nicholas Fistes to maintain, directly or indirectly, legal and beneficial ownership of not less than 33.3% of the issued and outstanding share capital of the Company);

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

Risks relating to our Series A-1 and Series B Preference Shares

Our Series A-1 and Series B Preference Shares are subordinated to our debt obligations, and a holder’s interests could be diluted by the issuance of additional shares, including additional Series A-1 and Series B Preference Shares.

Our 8% Series A-1 Preference Shares, with a liquidation preference of $10,000 per share and our Series B Preference Shares, with a liquidation preference of $1,000 per share, both are subordinated to all of our existing and future indebtedness. As of December 31, 2015 out total indebtedness was $196.0 million. We may incur substantial additional debt from time to time in the future and the terms of Series A-1 and B Preference Shares do not provide for a limit to the amount of indebtedness we may incur.

Our ability to pay dividends on and to redeem our Series A-1 and B Preference Shares is limited under Bermuda Law.

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than its liabilities. If the realizable value of our assets decreases, in order for us to pay dividends, we may require our shareholders to approve resolutions reducing our additional paid in capital account by transferring an amount from such account to our contributed surplus account.

Holders of Series A-1 and Series B Preference Shares have limited voting rights compared to the holders of common stock.

Our common stock is the only class of stock carrying full voting rights. Holders of the Series A-1 are limited only to two percent of the then outstanding common stock as of such record date or at such date a vote is taken or any written consent of shareholders is solicited, as applicable, and when aggregated with the common stock owned by such individual holder of Series A-1 Preference Shares, shall not exceed 4.99% of the then outstanding common stock. Holders of the Series B Preference Shares when taken in the aggregate with all holders of Series B Preference Shares, all such holders shall not in the aggregate vote in excess of 34.0% of the then outstanding common stock as of such record date or at such date a vote is taken or any written consent of Shareholders is solicited, as applicable, and individually, when aggregated with the common stock owned by such individual holder of Series B Preference Shares, shall not individually vote in excess of 4.99% of the then outstanding common stock.

The amount of the liquidation preference of our Series A-1 and Series B Preference Shares is fixed and holders will have no right to receive any greater payment under any circumstance

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Company, the holders of Series A-1 Preference Shares and Series B Preference Shares will be entitled to be paid out of the assets of the Company available for distribution to its Shareholders an amount with respect to each Series A-1 Preference Shares equal to $10,000 plus any accrued but unpaid dividends thereon and $1,000, respectively. If the assets of the Company will be insufficient to make payment in full to all holders of Series A-1 Preference Shares, then such assets will be distributed among the holders of Series A-1 Preference Shares at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. If the assets of the Company will be insufficient to make payment in full to all holders of Series B Preference Shares, then such assets will be distributed among the holders of Series B Preference Shares at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

The Series A-1 and Series B Preference Shares are only redeemable at our option and not at investors’ option

We have the right, in our sole discretion and option, to redeem all or a portion of the Series A-1 and Series B Preference Shares, at a price per share equal to $10,000 and $1,000, respectively, in cash. Our decision to propose any redemption would depend upon various factors, including but not limited to (a) the composition of our shareholders’ equity, (b) market conditions at the time and (c) the evaluation of our capital position.

Item 4.	Information on the Company

A.	History and Development of the Company

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Companies Act on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece and its telephone number is (+30) 213-014-8000.

NewLead is an international vertically intergrated shipping company with principal activity in the operation of dry bulk vessels and oil tanker / asphalt carriers either controlled or managed. The vessels are engaged in the transportation of a variety of refined petroleum products and a wide array of unpackaged cargo world-wide. As of December 31, 2015, our fleet consists of four dry bulk vessels and five oil tanker / asphalt carriers. In addition, under a specific management agreement, we performed part of the technical and operational management of one oil tanker, of which management was terminated on March 9, 2016. Since the end of 2012, we expanded our business in coal business. During 2015, in consultation with the Company’s Board of Directors, we committed to a plan to sell VAG, VPP and Five Mile prior to the end of 2016. As a result of this commitment, our consolidated financial statements present the specific assets and liabilities as held for sale.

On March 11, 2016 we entered into two transfer of shares agreements with Mr. Dimitrios Kritsas to acquire 100% of the share capital of two companies the Onyx Corporation S.A. and the Pearl Corporation S.A. together with assets and liabilities, that owned a Handymax dry bulk vessel MV Aurora Onyx built in 2002 of 47,305 dwt (the “Aurora Onyx”) and a Handymax dry bulk vessel MV Aurora Pearl built in 2000 of 46,709 dwt (the “Aurora Pearl”), respectively. The consideration was one dollar for each company. The Aurora Onyx and Aurora Pearl are mortgaged under two loan agreements with HSBC dated November 23, 2010 and October 8, 2010, respectively.

On March 22, 2016, we entered into a transfer of shares agreement with Mr. Dimitrios Kritsas to acquire 100% of the share capital of Kritsas Shipping S.A., a ship management company, which undertakes the management of Aurora Onyx, Aurora Pearl and vessel Aurora Amethyst, a dry bulk carrier owned by an unrelated third party. Kritsas Shipping S.A. was renamed to Newlead Shipmanagement S.A. on April 21, 2016.

On March 22, 2016, we entered into a BIMCO management agreement with the owner of the vessel Aurora Amethyst, in respect of the technical and crew management of the vessel for a period of three months at the daily rate of $350. On May 25, 2016, mv Aurora Amethyst was sold and delivered to her new owners. In accordance to the relevant provisions of the BIMCO management agreement, the management of the vessel is therefore terminated as of May 25, 2016.

On April 15, 2016 the vessel Aurora Onyx was arrested due to non-performance of the contractual obligations under the loan agreement with HSBC. In continuation of the arrest, on May 19, 2016 the court of South Africa ordered Aurora Onyx to be sold and on May 25, 2016, the vessel was delivered to her new owners. On April 19, 2016, the vessel Newlead Castellano was served with a warrant of arrest by the noteholders Ray Capital Inc, Cheyenne Holding Ltd, Oppenheim Capital Ltd and Labroy Shiptrade Limited.

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

Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating the employment of our vessels. The Company has established stringent requirements for selecting qualified charterers that are being practiced and adhered to.

As of May 24, 2016, our fleet consists of five dry bulk, of a total of 0.22 million dwt with an average age of 8.1 years and a fleet of five oil tanker/asphalt carriers of a total of 0.02 million dwt with an average age of 7.2 years.

As of December 31, 2015, we had contracted a minimum of 14% for 2016, of our available days on a charter-out-basis, since we have mainly spot agreements and not time charter parties. As a result, as of such date, we had a minimum of $4.12 million of total contracted revenue through 2016. The contracted revenue was according the employment profile of the fleet as of December 31, 2015 reflected in the table below:

Vessel Name	Size (dwt)	Vessel Type	Year Built	Charter Expiration
Dry bulk Vessels
Newlead Victoria	75,966	Panamax	2002	Spot
Newlead Albion	32,318	Handysize	2012	Spot
Newlead Venetico	32,394	Handysize	2012	Spot
Newlead Castellano	35,542	Handysize	2013	Spot
Oil Tanker/Asphalt Carrier
Newlead Granadino	5,887	Oil Tanker/Asphalt Carrier	2009	min Q3 2016 - max Q3 2017
Nepheli	3,416	Oil Tanker/Asphalt Carrier	2009	Q3 2016
Ioli	3,370	Oil Tanker/Asphalt Carrier	2009	Q1 2016
Katerina L	3,357	Oil Tanker/Asphalt Carrier	2009	Spot
M/T Sofia	2,888	Oil Tanker/Asphalt Carrier	2008	Spot

THE SHIPPING INDUSTRY

Fleet Management

Newlead Shipping S.A. (“Newlead Shipping”), a subsidiary of NewLead, provides commercial, technical and operational management services to oil tankers/asphalt carriers. Newlead Bulkers S.A. (“Newlead Bulkers”) and Newlead Shipmanagement S.A. (“Newlead Shipmanagement”), both provide operational, technical and commercial management services to our dry bulk vessels. As of December 31, 2015 and May 24, 2016, the commercial, operational and technical management services of all of our owned vessels are managed in-house.

Crewing and Employees

As of December 31, 2015, with respect to shore-side employees (except for Michail Zolotas, our President, Chairman, Chief Executive Officer and member of our Board of Directors who is employed by NewLead Holdings Ltd.) our wholly-owned subsidiaries, Newlead Shipping S.A. and Newlead Bulkers S.A., employed 21 and 18 persons, respectively. We employ an average of 22 crew members per drybulk vessel and 14 to 18 crew members per oil tanker/asphalt carrier.

Our technical managers ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that our vessels employ experienced and competent personnel. All of the employees of our managers are subject to a general collective bargaining agreement. These agreements set industry-wide minimum standards.

Inspection by a Classification Society

Our vessels have been certified as being “in class” by Bureau Veritas and RINA, each of which is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. Our fleet is currently enrolled with Bureau Veritas and RINA.

Competition

We operate in shipping markets that are diversified, highly competitive and highly fragmented. Our business fluctuates in line with the main patterns of trade of the commodities we are carrying and varies according to changes in the supply and demand for these items. We compete for charters on the basis of vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We typically arrange our charters through the use of brokers, and negotiate the terms of the charters based on market conditions. We compete primarily with owners of dry bulk ships and owners of oil tanker/asphalt carriers. To the extent we seek to charter out our vessels, it is likely that we will face substantial competition from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may result to charter rate reduction, especially for long term charters.

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

•

•	the oil tanker conversion was completed before July 6, 1996;

•

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

Under Regulation 13H, HGO means any of the following:

•	crude oils having a density at 15˚C higher than 900 kg/m3;

•	fuel oils having either a density at 15˚C higher than 900 kg/m3 or a kinematic viscosity at 50˚C higher than 180 mm2/s; or

•	oil tanker/asphalt carriers, tar and their emulsions.

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

The phasing out of single-hull tankers in accordance with the MARPOL Convention and its amendments is expected to decrease tanker supply, which may help to prevent further decline in charter rates in the tanker market.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. As of April 2016, the Convention has been ratified by 49 states representing 34.79% of the global merchant shipping fleet’s tonnage, and its entry into force with attendant compliance costs may therefore be anticipated in the foreseeable future.

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

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards that entered into force on July 1, 2010. The amended Annex VI aims to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.5% (from the current cap of 4.5%), effective from January 1, 2012, then progressively reduced to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. At its 69th session, the MEPC agreed in principal to decide at the 70th session whether to adopt the global 0.5% Sulphur cap based on the outcome of the fuel availability review. We have incurred significant costs to comply with these revised standards and expect to incur significant additional costs when the new sulphur standards take effect.

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

In September 2015, Annex VI, Regulation 13 was amended concerning the date for the implementation of “Tier III” NOx standards within ECA. The amendments provide for the Tier III NOx standards to be applied to a marine diesel engine that is installed on a ship constructed on or after January 1, 2016 and which operates in the North American Emission Control Area or the U.S. Caribbean Sea Emission Control Area that are designated for the control of NOx emissions. In addition, the Tier III requirements would apply to installed marine diesel engines when operated in other emission control areas which might be designated in the future for Tier III NOx control. The Tier III requirements do not apply to a marine diesel engine installed on a ship constructed prior to January 1, 2021 of less than 500 gross tonnage, of 24 m or over in length, which has been specifically designed and is used solely, for recreational purposes. At its 69th session the MEPC adopted amendments to Annex VI regarding record requirements for operational compliance with NOx Tier III emission control areas. These amendments are expected to be effective on September 1, 2017.

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

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1998, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely upon the safety management systems that our ship management companies, Newlead Shipping, Newlead Bulkers and Newlead Shipmanagement, have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our ship management companies, Newlead Shipping, Newlead Bulkers and Newlead Shipmanagement,, have obtained documents of compliance for their offices and safety management certificates for the vessels in our fleet for which such certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

Non-compliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and was effected on January 1, 2013, may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports. Each vessel’s certificate evidencing compliance with ISM Code and the ISPS Code must be periodically renewed and compliance must be periodically verified.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code, or ISPS Code. Our fleet maintains ISM and ISPS certifications for safety and security of operations.

Oil Pollution Liability

With respect to oil pollution liability, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the IMO Protocol of 1992, or 1992 Protocol, use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel liability will be limited to approximately 4.51 million SDR, or $6.366 million, plus 631 SDR, or $891, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $126.718 million. The exchange rate between SDRs and U.S. dollars was 0.708423 SDR per U.S. dollar on May 10, 2016. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. The CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws such as the OPA are particularly stringent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

International laws governing Bunker Oil Pollution

In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the 1976 Convention, discussed above). The Bunker Convention entered into force on November 21, 2008, and as of April 16, 2016 it was in effect in 82 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.

The Oil Companies International Marine Forum (the “OCIMF”) was formed in April 1970 in response to the growing public concern about marine pollution, particularly by oil, after the Torrey Canyon incident in 1967. In the early 1970s, a variety of anti-pollution initiatives were starting to emerge nationally, regionally and internationally, but with little coordination. Through OCIMF, the oil industry was able to play a stronger, coordinating role in response to these initiatives, making its professional expertise widely available through cooperation with governments and intergovernmental bodies.

OCIMF was granted consultative status at the IMO in 1971 and continues to present oil industry views at IMO meetings. Since then, its role has broadened to take account the changing maritime activities of its membership. Its remit now covers tankers, barges, offshore support vessels and terminals and its advice extends to issues like shipping in ice and large-scale piracy, which rarely troubled the oil industry when OCIMF was first created in the 1970s.

The current membership of OCIMF comprises 94 companies worldwide. Today, OCIMF is widely recognized as the voice of the oil industry providing expertise in the safe and environmentally responsible transport and handling of hydrocarbons in ships and terminals and setting standards for continuous improvement. Membership is extensive and includes every oil major in the world along with the majority of National Oil Companies. OCIMF has much to be proud of. Not only has it contributed to a substantial quantity of regulation at the IMO aimed at improving the safety of tankers and protecting the environment, but it has introduced important new guidance on pressing current issues such as piracy and Arctic shipping. With the process of introducing new Internationally-accepted regulation necessarily slow as it crosses many individual countries and jurisdictions, OCIMF is in the unique position of being able to leverage the expertise of its membership to press ahead with much needed guidance on important industry issues. This provides the means to improve practices in the membership and in the wider industry, and serves as a valuable reference for developing regulation.

In addition to its extensive publications library, OCIMF has a rich portfolio of tools including its Ship Inspection Report (the “SIRE”) program and Tanker Management and Self Assessment tool (the “TMSA”), both of which have gained worldwide recognition and acceptance. It continues to develop new tools, with OVID the latest to be launched in January 2010, and a new Terminals inspection tool in development.

One of the most significant safety initiatives introduced by OCIMF is the Ship Inspection Report Program (the “SIRE”). This program was originally launched in 1993 to specifically address concerns about sub-standard shipping. The SIRE Program is a unique tanker risk assessment tool of value to charterers, ship operators, terminal operators and government bodies concerned with ship safety. The SIRE system is a very large database of up-to-date information about tankers and barges. Essentially, SIRE has focused tanker industry awareness on the importance of meeting satisfactory tanker quality and ship safety standards. Since its introduction, the SIRE Program has received industry-wide acceptance and participation by both OCIMF Members, Program recipients and by ship operators. The expansion of barges and small vessels into SIRE was inaugurated in late 2004.

Since its introduction, more than 180,000 inspection reports have been submitted to SIRE. Currently there are over 22,500 reports on over 8000 vessels for inspections that have been conducted in the last 12 months. On average Program Recipients access the SIRE database at a rate of more than 8000 reports per month.

The SIRE requires a uniform inspection protocol that is predicated by the following:

•	Vessel Inspection Questionnaire (VIQ)

•	Barges Inspection Questionnaire (BIQ)

•	Uniform SIRE Inspection Report

•	Vessels Particulars Questionnaire (VPQ)

•	Barge Particulars Questionnaire (BPQ)

•	SIRE Enhanced Report Manager (WebSERM)

These features have been established to make the program more uniform and user friendly and to provide a level of transparency unique in the marine transportation industry. SIRE has established itself as a major source of technical and operational information to prospective charterers and other program users. Its increasing use corresponds with oil industry efforts to better ascertain whether vessels are well managed and maintained. OCIMF is in no doubt that better informed vetting decisions are leading to improvements in the quality of ships, accelerating its continuing drive for safer ships and cleaner seas.

Inspection reports are maintained on the index for a period of 12 months from the date of receipt and are maintained on the database for 2 years. SIRE access is available, at a nominal cost, to OCIMF members, bulk oil terminal operators, port authorities, canal authorities, oil, power, industrial or oil trader companies which charter tankers/barges as a normal part of their business. It is also available, free of charge, to Governmental bodies which supervise safety and/or pollution prevention in respect of oil tankers/barges (e.g. port state control authorities, MOUs, etc.).

United States Requirements

The U.S. Oil Pollution Act of 1990 (the “OPA”) and Comprehensive Environmental Response, Compensation and Liability Act

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

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on November 19, 2015 to reflect increases in the Consumer Price Index. With this adjustment, OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons to the greater of $3,500 per gross ton or $25.846 million (this amount is reduced to $7.05 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,200 per gross ton or $18.8 million (or $4.7 million for a vessel less than 3,000 gross tons), whichever is greater. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some state environmental laws impose for unlimited liability for discharge of pollutants including oil, within their waters. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages relating to the discharge of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. All of the tankers under our management are double- hulled. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

Effective October 30, 2013, U.S. Coast Guard regulations were amended to require owners and operators of non-tank vessels to also prepare and submit response plans with similar requirements to tank vessels. We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA.

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

In April 2010, U.S. EPA adopted regulations implementing the provisions of MARPOL Annex VI. Under these regulations, both U.S. and foreign-flagged ships subject to the engine and fuel standards of MARPOL Annex VI must comply with the applicable Annex VI provisions, including the stricter North America Emission Control Area (ECA) standards, effective in August 2012 when they enter U.S. ports or operate in most internal U.S. waters, including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “Air Emissions.”

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

The EPA regulates the discharge of ballast water and 25 other discharges incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA. Ballast water discharges are a particular focus of the VGP, with the goal of combating the risk of harmful foreign organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013, the EPA issued the 2013 Vessel General Permit (2013 VGP), that became effective on December 19, 2013, and automatically provides coverage until December 19, 2018. The 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges.

On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VCP, finding that the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed the EPA to reconsider these issues but held that the 2013 VCP would remain in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs in order to modify our vessels to comply with such new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on vessels operating under the 2013 VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (the “ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in period ahead. As of April 2014, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (the “ETS”). However, in June 2013, the Commission issued a strategy to gradually integrate maritime greenhouse gas emissions into its EU reduction commitment, including implementing a system to monitor, verify and report on greenhouse gas emissions, followed by defining reduction targets for the maritime transport sector, and finally by implementing market based measures to reduce greenhouse gas emissions. On April 29, 2015, a regulation was adopted, and took effect on July 1, 2015, which contained monitoring, reporting and verification requirements beginning on January 1, 2019. This regulation may indicate the Commissions intent to maintain pressure on the international negotiating process.

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

We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by climate change and related governmental regulation, and that impact could be material.

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

During 2014 and up to February 2015, the Newlead Victoria, which is chartered on a long-term charter signed on December 18, 2012 and redelivered to us on December 23, 2015, was instructed by her time charterers, who are the disponent owners, to call at a port of Iran twice. In all cases, based on the information provided by the charterers, we conducted the relevant due diligence in cooperation with Vessel’s War Risk Association in order to confirm that the loading, discharging and transportation of the cargo and the parties involved would not result in, or would not be subject to, any sanctions, respectively. Following this review and after the vessel was insured by the War Association, on October 27, 2014, the Newlead Victoria arrived at Iran’s Bandar Imam Khomeini (BIK) port to discharge a cargo of about 66,000 MT of wheat in bulk which was loaded from Kavkaz, and departed on November 16, 2014. Neither the loading and discharging nor transportation of the cargo, nor the parties involved, were subject to any sanctions while the revenue was $12,000 per day gross or $11,700 per day net for 20 days that the discharge operations took place. Furthermore, on January 25, 2015, this same vessel called Bandar Imam Khomeini (BIK) to discharge a cargo of about 62,100 MT of wheat which had been loaded at the port of Paranagua, Brazil and she departed on February 12, 2015. Neither the loading and discharging nor transportation of the cargo, nor the parties involved, was subject to any sanctions. The vessel’s revenues from this operation were $13,050 gross or $12,723 per day net for 18 days. Furthermore, in the future our charterers may instruct the vessel to call Iran, or another country which is subject to sanctions, however in any case subject to our prior due diligence and approval.

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

As a member of a P&I Association that is a member of the International Group, we are subject to an insurance cover for pollution up to $1.00 billion per vessel per incident. Furthermore, an additional cover of US$1 billion (total US$2.00 billion) is in place for non-oil pollution claims and another US$1 billion (total US$3.00 billion) as overspill protection. Like all members of P&I Associations within the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the International Group.

The oil tanker/asphalt and bulker carriers shipping industry

Liquid cargoes include crude oil, refined products, liquefied natural gas, liquefied petroleum gas, bitumen, molasses and chemicals. Specifically, the oil tanker/ asphalt carrier are carried in specialized tankers designed to carry such products. These specialized tankers are designed with “floating tanks” which means that the tanks are allowed to expand due to high temperature of the product they carry. Tanks are sometimes insulated to minimize heat losses. The size of an oil tanker/ asphalt carrier is in the smaller segment (usually less than 10,000 dwt) and more typically between 1,000 - 6,000 dwt. Recently new larger designs have been introduced (e.g. 12,000 dwt or 17,000 dwt) which are under construction in worldwide shipyards.

The paving of roads with asphalt accounts for the highest source of bitumen consumption. Since road construction and repairs are seasonal in most areas of the world, bitumen demand is generally lower in the first and fourth quarters of the year as compared to the second and third quarters. Seasonality is the main characteristic in the whole oil industry. Demand for heating oil has a seasonal trend to move higher during autumn and winter season that customers make their purchases while demand for gasoline is generally higher during the summer months due to seasonal increases in highway traffic.

The dry bulk shipping market is the primary provider of global commodities transportation since dry bulk cargoes comprise approximately of one third of the seaborne trade. Dry bulk cargoes are divided into two main categories - major bulk cargoes and minor bulk cargoes. Major bulk cargoes consist of iron ore, coal and grains, while minor bulk cargoes include, among others, bauxite/alumina, sugar, fertilizers, steel products, forest products and cement.

The global dry bulk carrier fleet may be divided into the following categories based on a vessel’s carrying capacity:

•

Capesize vessels have carrying capacities of more than 110,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes and, to a much lesser extent, grains trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•

Postpanamax vessels have carrying capacities from 85,000 to 110,000 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. The vessel’s beams exceed the current Panama Canal limitations.

•

Kamsarmaxes: are approximately 79,000 to 83,000 dwt Panamax vessels with increased length overall (the length of a vessel, referred to herein as “LOA”) of 229 meters (“m”) and are named for Port Kamsar in Equatorial Guinea.

•

Panamax vessels have a carrying capacity between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•

Handymax vessels have a carrying capacity of between 40,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•

Handysize vessels have a carrying capacity of up to 40,000 dwt. These vessels carry minor bulk cargoes as well as lower quantity shipments of major bulk cargoes. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

After two years of significant strength and the all-time high of the Baltic Dry Index (“BDI”) on May 20, 2008 the dry bulk market fell over 90% from May 20, 2008 through December 16, 2008 and almost 75% during the fourth quarter of 2008 through December 16, 2008, reaching a low of 663. After this collapse, which mainly resulted from the financial crisis, the BDI recovered during 2009, at a rate higher than 500%, to close the year at 3,401 points. From January 2009 through December 2009, the BDI reached a high of 4,661, or 700% above the December 2008 low point, in November 2009.

The recuperated charter market in 2009 was a good setting for a fundamentally more stable 2010, although significant orderbook influx put pressure on overall fleet utilization which led the market into a new decrease in the period after 2011. The excess orderbook which developed during the huge market growth of 2007-2008 changed substantially all the market dynamics when the delivery of these vessels touched the market. As a consequence of the fleet growth, the BDI experienced a severe pressure and its average for the period between January 2012 to December 2014 stood at 1,077 points, which is more than 50% lower compared with the average of the period between January 2009 and December 2011.

Spot market weakness intensified in 2015, chiefly due to the sharp slowdown in dry bulk trade growth, with the BDI’s annual average of 718 points the lowest since 1986. This was followed by new daily (317 points) and monthly (386 points) lows in January 2016, with 290 being its all-time low in February 2016, when weak global steel production, disruptions to cargo availability and lower bunker prices, together with negative seasonal factors, all contributed to the further weakening in the freight market.

The decline of the dry bulk market has primarily been attributable to vessel oversupply gradually taking its toll on the market. The increased demand for dry bulk commodities has been unable to fully absorb the increased supply of approximately 155 million deadweight tonnage since January 2012 through the end of 2015, despite almost record high scrapping levels and a high delivery slippage. A positive sign in the Supply/Demand equation stands on the lower growth in the global dry bulk fleet (in deadweight tonnages) which in 2015 and 2014 was about 2.40% and 4.4% accordingly much lower than the fleet growth in 2013 which was estimated at 5.5% or the growth during the period from 2009 to 2012 which appeared to be higher than 10%.

While the growth rate of supply is substantially decreasing, we expect the current overcapacity in the shipping market to continue to exert considerable pressure on charter rates, negating any upward trends possibly arising from any favorable price and volume developments in the underlying markets. Furthermore, the lower expected growth of the Chinese economy, which is the major iron ore and coal importer, is likely to affect the growth of the global trade. There can be no assurance as to how long charter rates will remain at low levels or whether they will improve or deteriorate and, if so, when and to what degree.

As a result of the depressed market conditions and the poor prospects as well as an overwhelming order book the years after 2008, vessel values have remained under severe pressure. Indicatively, as of December 2015, the value of a five-year old Panamax vessels with 76,000 deadweight ton carrying capacity has reportedly decreased by about 30% compared to the same value in December 2014 while it further decreased during the first quarter 2015 reaching maybe their lowest historical point. Five-year old modern Handysize vessels of 32,000 deadweight ton carrying capacity were valued about 40% less compared to December 2014 while their price has further decreased during the first quarter 2016. On the other hand, the historical low prices are creating new investment opportunities which subsequently might result in increased demand for second hand or newbuilding vessels followed by an improvement in the vessels’ values.

COAL BUSINESS

Crewing and Employees

As of December 31, 2015, the coal preparation plant employed six persons and our wholly-owned subsidiary, Mine Investments, LLC, employed one person. The market for thermal coal is currently experiencing a structural decline in the United States. Squeezed out by an abundance of cheap shale gas and ever tightening pollution laws, it may be a harbinger of things to come for other fossil fuel markets globally. The U.S. coal industry is still having one of its most difficult years in decades as it faces a long, slow decline. After years of coal plant closures, lost coal jobs and market value of coal companies collapse, in the last two years the biggest US coal companies have filed for bankruptcy.

Due to the collapse of coal market, as the management strategically intends to exit the coal market and to redirect the Company’s resources to its field of expertise, namely the shipping sector. Accordingly, NewLead intends to sell VAG, VPP and Five Mile prior to the end of 2016.

Coal Characteristics

Coal is generally classified as either metallurgical coal or thermal coal (also known as steam or industrial coal). Sulfur, ash and moisture content as well as coking characteristics are key attributes in grading metallurgical coal while heat value, ash and sulfur content are important variables in rating thermal coal.

Heat Value: The heating value of coal is supplied by its carbon content and volatile matter and commonly measured in British thermal units (“Btus”). A Btu is the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit. Coal deposits are generally classified into four categories-lignite, subbituminous, bituminous and anthracite-reflecting their response to increasing heat and pressure. Mine bituminous and anthracite coal, is used to make coke for the steel industry or to generate electricity, with a heating value ranging between 10,500 and 15,500 Btus per pound.

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

Anthracite coal is commonly used as a reduction agent for various applications such as briquetting, charcoal and iron ore pellets. The primary use of anthracite coal is as a domestic fuel in either hand fired stoker or automatic stoker furnaces. We intended to sell anthracite coal into the PCI coal market. Anthracite is a crossover coal and has been successfully used in the PCI coal market.

Coal Pricing Trends, Uncertainties and Outlook

Near-term, the global economic slowdown has lowered demand for thermal coal which has resulted in a general decline in coal prices. Looking forward, several factors are exerting challenging pressure on thermal coal prices, including the pace of economic growth, possible lower demand for coal to generate electricity, the price of lower natural gas prices, ongoing regulatory pressures on the U.S. coal fired utility fleet and concerns about the effects of recent and proposed U.S. Environmental Protection Agency (EPA) rules such at the Cross-State Air Pollution Rule and the Mercury and Air Toxics Standards rule.

In addition to coal prices and demand, the profitability may be affected by production costs. We expect these costs to remain relatively high for the next several years, due to a number of factors, including increased governmental regulations, high prices in worldwide commodity markets, and a highly competitive market for a limited supply of skilled mining personnel.

Sales, Marketing and Trading

Overview

Coal prices are influenced by a number of factors and can vary materially by region. The price of coal within a region is influenced by market conditions, coal quality and transportation costs involved in moving coal from the mine to the point of use and mine operating costs. For example, higher carbon and lower ash content generally result in higher prices, and higher sulfur and higher ash content generally result in lower prices within a given geographic region.

The cost of coal at the mine is also influenced by geologic characteristics such as seam thickness, overburden ratios and depth of underground reserves. It is generally less expensive to mine coal seams that are thick and located close to the surface than to mine thin underground seams. Within a particular geographic region, underground mining is generally more expensive than surface mining.

Environmental and Other Regulatory Matters

The U.S coal mining industry is subject to extensive regulation by federal, state and local authorities on matters such as:

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

Due in part to the extensive, comprehensive and changing regulatory requirements, violations during mining operations may occur from time to time. We cannot assure that we will be at all times in complete compliance with such laws and regulations. While it is not possible to accurately quantify the expenditures we may incur to maintain compliance with all applicable federal and state laws, those costs are expected to be significant. Federal and state mining laws and regulations will require us to obtain surety bonds to guarantee performance or payment of certain long-term obligations, including mine closure and reclamation costs, federal and state workers’ compensation benefits, coal leases and other miscellaneous obligations. Compliance with these laws has substantially increased the cost of coal mining for U.S. coal producers.

Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent to which we cannot predict. In addition, the utility industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its power generation activities.

The following is a summary of the various federal and state environmental and similar regulations that have a material impact on the coal business:

Mining Permits and Approvals

Numerous governmental permits or approvals are required for mining operations. When application for these permits and approvals is made, it may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. For example, in order to obtain a federal coal lease, an environmental impact statement must be prepared to assist the Bureau of Land Management (“BLM”) in determining the potential environmental impact of lease issuance, including any collateral effects from the mining, transportation and burning of coal. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may delay commencement or continuation of mining operations. The applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if officers, directors, shareholders with specified interests or certain other affiliated entities with specified interests in the applicant or permittee have, or are affiliated with another entity that has, outstanding permit violations. Thus, violations of applicable laws and regulations could provide a basis to revoke or deny or delay the issuance of future permits.

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

In 1999, a federal court in West Virginia ruled that the stream buffer zone rule issued under SMCRA prohibited most excess spoil fills. While the decision was later reversed on jurisdictional grounds, the extent to which the rule applied to fills was left unaddressed. On December 12, 2008, OSM finalized a rulemaking regarding the interpretation of the stream buffer zone provisions of SMCRA which confirmed that excess spoil from mining and refuse from coal preparation could be placed in permitted areas of a mine site that constitute waters of the United States. In February 2014, the U.S. District Court for the District of Columbia struck down the 2008 stream buffer zone rule because OSM failed to consult with the U.S. Fish and Wildlife Service before issuing the new standards. On December 22, 2014, OSM published the final revisions to the stream buffer zone rule in the Federal Register. The revisions reinstate the previous version of the rule, but do not announce a new interpretation of the rule regarding the ability to construct excess spoil fills. We are unable to predict the impact, if any, of these actions by the OSM, although the actions potentially could result in additional delays and costs associated with obtaining permits, prohibitions or restrictions relating to mining activities near streams, and additional enforcement actions.

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

After the permit application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over a year to prepare, depending on the size and complexity of the mine, and anywhere from six months to two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities’ discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company’s permit.

Surety Bonds

The regulation of active mines under the federal and/or state laws, including SMCRA, are required to assure, usually through the use of surety bonds, payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Although surety bonds are usually non-cancelable during their term, many of these bonds are renewable on an annual basis. The bond is not released until the mining site has been fully reclaimed and the government has found that the reclamation was successful.

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

In May 2014, MSHA published a final rule to reduce the permissible concentration of respirable dust in underground coal mines from the prior standard of 2 milligrams per cubic meter of air to 1.5 milligrams per cubic meter, mandate the use of continuous personal dust monitors in specified circumstances, address extended work shifts, redefine normal production shifts, require additional medical surveillance examinations for miners, provide for the use of a single, full-shift sample to determine compliance, and make various other changes to the prior respirable dust standard. The final rule is being phased in over a two-year period. The first phase of the final rule went into effect in August 2014 and the next phase became effective in February 2016. The final phase of the rule will take effect on August 1, 2016.

In January 2015, MSHA published a final rule to require certain underground mining equipment to be equipped with proximity detection systems that will shut the equipment down to avoid injuries if a person is too close to the equipment. The final rule becomes effective in March 2015 and included a phased in schedule for newly manufactured and in-service equipment. MSHA also is in the process of developing a proposed rule to require sectional mining equipment with proximity detection.

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

The Patient Protection and Affordable Care Act of 2010 (the “Act”) includes a black-lung provision that creates a rebuttable presumption that a miner with at least 15 years of service, with totally disabling pulmonary or respiratory lung impairment and negative radiographic chest x-ray evidence is disabled due to pneumoconiosis and is eligible for black lung benefits. The Act also makes it easier for widows of miners to become eligible for benefits. This legislation could significantly impact future payments for black lung benefits. Legislation was introduced in September 2013 that would eliminate exceptions to the applicability of certain provisions related to the rebuttable presumptions and the prohibition against requiring eligible survivors of a minter to be determined as eligible for black lung benefits to file a new claim or refile or revalidate the miner’s claim. The PPACA has both short-term and long-term implications on healthcare benefit plan standards. Implementation of this legislation is planned to occur in phases, with multiple changes already having taken effect, and with additional changes extending over the next several years through 2018 and beyond.

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

•

Particulate Matter. The Clean Air Act requires the Environmental Protection Agency (“EPA”) to set national ambient air quality standards (“NAAQS”), for certain pollutants associated with the combustion of coal, including sulfur dioxide, particulate matter, nitrogen oxides and ozone. Areas that are not in compliance with these standards, referred to as non-attainment areas, must take steps to reduce emissions levels. On March 18, 2013, the revised NAAQS for fine particulate matter, PM2.5, became effective and reduced the amount of particulate matter that can be emitted by a wide variety of sources including power plants and industrial facilities. Once the EPA finalizes those designations, individual states must identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the Clean Air Act, individual states have up to 12 years from the date of designation to secure emissions reductions from sources contributing to the problem. Future regulation and enforcement of the new PM2.5 standard will affect many power plants, especially coal-fueled power plants, and all plants in non-attainment areas

•

Ozone. On November 25, 2014, the EPA released a proposed rule that would revise the existing NAAQS for ozone. Issuance of the proposed rule complies with a decision of the U.S. District Court for the Northern District of California in April 2014 ordering the EPA to propose a new ozone NAAQS by December 1, 2014 and issue a final rule by October 1, 2015. On October 1, 2015, the EPA issued a final rule setting the ozone standard at 70 parts per billion (ppb). More stringent standards may trigger additional control technology for mining equipment, or result in additional challenges to permitting and expansion efforts. Many of these air emissions programs and regulations, including the 2015 ozone standard, have resulted in litigation which has not been completely resolved.

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

•

Clean Air Interstate Rule. The EPA finalized the Clean Air Interstate Rule (“CAIR”) in March 2005. CAIR called for power plants in 28 Eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide pursuant to a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clean Skies Initiative. In December 2008, the U.S. Court of Appeals for the District of Columbia Circuit (“D.C. Circuit Court”) vacated CAIR, and remanded the rule to the EPA. On July 6, 2011, the EPA revised the rule as the Cross State Air Pollution Rule (“CSAPR”), but that rule was also challenged and on August 21, 2012, the D.C. Circuit Court vacated CSAPR. In its decision, the D.C. Circuit Court ordered the EPA to continue to administer CAIR, but to proceed expeditiously to promulgate a replacement rule. In April 2014, the U.S. Supreme Court upheld CSAPR, and in October 2014 the U.S. Court of Appeals for the District of Columbia Circuit granted the EPA’s request to lift its stay of CSAPR and toll the compliance deadline by three years. On October 23, 2014, the District of Columbia Circuit granted the EPA’s request, and that court later dismissed all pending challenges to the rule on July 28, 2015 but it remanded some state budgets to EPA for further consideration. CSAPR Phase 1 implementation began in 2015, with Phase 2 beginning in 2017. CSAPR generally requires greater reductions that under CAIR. As a result, some coal-fired power plants will be required to install costly pollution controls or shut down which may adversely affect the demand for coal. Finally, in November 2015, EPA proposed an update to the CSAPR to address interstate transport of air pollution under the more recent 2008 ozone NAAQS and the state budgets remanded by the D.C. Circuit. EPA received public comment on the rule in January 2016 and will issue a final rule in the near future. It is likely the final rule will increase the pressure to install controls or shut down units, which may further adversely affect the demand for coal.

•

Mercury. On March 28, 2013, the EPA issued the final Mercury and Air Toxics Standards (“MATS”) rule, which sets technology-based emission limitation standards for mercury and other toxic air pollutants from coal and oil fired electric generating units with a capacity of 25 megawatts (“MW”) or more. EPA had originally published the MATS rule in February 2012 but had agreed to reconsider provisions in August 2012. Legal challenges to MATS rule have been filed, with the U.S. Court of Appeals for the District of Columbia hearing cases challenging MATS in December 2013. In 2013 and 2014, EPA issued final and proposed revisions to the MATS, including final revisions to its provision governing startup and shutdown of generating units. The MATS is subject to a pending court challenge in the U.S. Supreme Court, with oral arguments scheduled for March 2015. The MATS was challenged in the D.C. Circuit, which upheld the rule on April 15, 2013. Petitioners successfully obtained Supreme Court review, and on June 29, 2015, the Supreme Court issued a 5-4 decision striking down the final rule based on EPA’s failure to consider economic costs in determining whether to regulate. The case was remanded to the D.C. Circuit. EPA began reconsideration of costs, proposing to re-issue the final rule in April 2016 based on a finding that those costs still justified regulation, and successfully secured an order from the D.C. Circuit to keep the rule in effect while it completed its rulemaking. Petitioners unsuccessfully sought a stay of the rule in the Supreme Court in February 2016. Therefore, the rule remains in effect until further order of the D.C. Circuit, which will likely hear challenges to EPA’s re-issuance of the rule based on its new cost considerations. Hence, MATS will likely continue to impact coal-fueled generation as discussed above for at least the near term, and possibly well into the future.

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

The EPA is implementing plans to regulate GHG emissions. In October 2009, the EPA published its final Mandatory Greenhouse Gas Reporting Rule, which requires power plants and other large sources of GHGs to file reports disclosing GHG emissions. In November 2011, the EPA delayed to April 1, 2013 the reporting deadline for underground coal mines and certain other source categories to file their first annual reports disclosing GHG emissions. A final version of the Clean Power Plan was adopted in August 2015. The final version of the Clean Power Plan aims to reduce carbon dioxide emissions from electrical power generation by 32% within 15 years relative to 2005 levels through reduction of emissions from coal burning power plants and increased use of renewable energy and energy conservation methods. Under the Clean Power Plan, states are free to reduce emissions by various means and must submit emissions reduction plans to the EPA by September 2016 or, with an approved extension, September 2018. In February 2016, the U.S. Supreme Court ordered the EPA to halt enforcement of the Clean Power Plan until a lower court rules on the lawsuit and until the Supreme Court determines whether or not to hear the case. If the Supreme Court does decide to hear the case, then the stay would remain in effect until the Supreme Court rules. If the Clean Power Plan ultimately is upheld in its current form, it is projected to significantly curtail the construction of new coal-fired power plants and have a materially adverse impact on the demand for coal nationally state has not submitted a plan by then, the Clean Power Plan authorizes the EPA to impose its own plan on that state.

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

In addition, over thirty states have currently adopted “renewable energy standards” or “renewable portfolio standards,” which encourage or require electric utilities to obtain a certain percentage of their electric generation portfolio from renewable resources by a certain date. These standards range generally from 10% to 30%, over time periods that generally extend from the present until between 2020 and 2030. Other states may adopt similar requirements, and federal legislation is a possibility in this area. To the extent these requirements affect our future customers; they may reduce the demand for coal-fired power, and may affect long-term demand for its coal.

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

•

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

•

Dredge and Fill Permits. Permits under Section 404 of the Clean Water Act are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills or other mining activities. The U.S. Army Corps of Engineers (“COE”) only has jurisdiction over the “navigable waters” defined as “waters of the United States, a term that has been highly litigated and analyzed by COE and EPA. Outside navigable waters there is arguably no need to get a 404 permit. The United States Supreme Court ruled in 2006 that upper reaches of streams which are intermittent or do not flow might not be navigable waters requiring 404 permits. The case did not involve disposal of mining refuse, but has implications for the mining industry. Subsequently, COE and EPA issued several guidance documents to interpret the jurisdictional limits of waters of the United States. In late March 2014, COE and EPA issued a proposed rule to define “waters of the United States” to include tributaries to traditional navigable waters and wetlands and waters adjacent to such tributaries and navigable waters. The proposed rule also allows a case-by-case analysis regarding “other waters” if the waters, alone or in combination with other similarly situated waters located within the same region, including wetlands, have a “significant nexus” to a traditional navigable water, interstate water or territorial sea. The EPA projects that a final rule will be issued in 2015. A preliminary injunction was issued by the U.S. District Court in North Dakota in August 2015 and, on October 9, 2015, the U.S. Court of Appeals for the Sixth Circuit stayed the Clean Water Rule nationwide pending further action of the court. If finalized, this proposed rule could result in additional restrictions and costs associated with obtaining and complying with Section 404 permits. Significant public comment and litigation over the rule is likely to result.

•

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

•

The COE is authorized to issue general “nationwide” permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21(“NWP 21”) had generally authorized the disposal of dredged and fill material from surface coal mining activities into waters of the United States, subject to certain restrictions. The latest NWP 21, which was issued in February 2012, was invalidated by the Sixth Circuit on April 22, 2013. The 2012 NWP 21 imposed significant new limitations: the NWP 21 could not be used to construct valley fills and it only authorized impacts to one-half acre of surface water and no more than 300 linear feet of stream bed. The 2012 NWP 21 also allowed operations at about 70 facilities previously- permitted under the 2007 version of NPW 21 to be “re-certified” for up to five years, even if the activities would not qualify for 2012 version of NWP 21. The Sixth Circuit objected to this reauthorization and invalidated 2012 NWP 21, but stayed the ruling for 60 days so a federal district court in Kentucky and the parties to the lawsuit could determine the effect on existing projects. In August 2013 the Sixth Circuit ruled that its decision to invalidate the permits through its April 22, 2013 ruling applied to all mining activity under NWP 21, and vacated the one other NWP 21 that had been issued.

•

EPA published guidance in a July 21, 2011 Final Memorandum entitled “Improving EPA Review of Appalachian Surface Coal Mining Operations Under the Clean Water Act, National Environmental Policy Act, and the Environmental Justice Executive Order” (“EPA Mining Guidance”). The EPA Mining Guidance establishes threshold conductivity levels to be used as a basis for evaluating compliance with narrative water quality standards. Conductivity is a measure that reflects levels of various salts present in water. The EPA Administrator stated that these water quality standards may be difficult for most mining operations to meet. The Mining Guidance was challenged in court by the National Mining Association and by several states. On October 6, 2011, a federal court vacated the Enhanced Coordination Procedure regarding COE and EPA authority to review pending surface coal mining permits in Appalachia. Likewise, the EPA Mining Guidance was vacated on July 31, 2012 by a federal district court, which ruled the EPA Mining Guidance exceeded EPA authority under the CWA and SMCRA. In July 2014, the U.S. Court of Appeals for the District of Columbia Circuit reversed lower court decisions and affirmed the EPA's authority to adopt the ECP and Detailed Guidance. Implementation of the Enhanced Surface Coal Mining Pending Permit Coordination Procedures and Detailed Guidance has the potential to delay the issuance of permits for our coal mines, or to change the conditions or restrictions imposed in those permits.

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

In December 2014, the EPA issued its final regulations governing disposal of coal ash in landfills and impoundments. The final rule affirmed the historic treatment of coal ash as non-hazardous solid waste but establishes new requirements governing structural integrity, groundwater protection, operating criteria, recordkeeping and reporting, and closure for such landfills and impoundments. The EPA affirms in the preamble to the final rule that it “does not apply to coal combustion residues (“CCR”) placed in active or abandoned underground or surface mines” and rather that “the U.S. Department of Interior (DOI) and EPA will address the management of CCR in mine fills in a separate regulatory action(s).” The final rule, however, may increase compliance obligations and associated costs for coal-fired electricity generators and therefore further impact their use of coal.

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

Glossary of selected coal terms

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

Tons: A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is equal to 2,240 pounds; a “metric” tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document. The metric tonne is used in respect of market data of coal industry.

C.	Organizational Structure

The list below consists of the entities that are included in the organizational structure of NewLead. We also have an investment in a joint venture arrangement, which we with J Mining & Energy Group, established a new entity for the purchase and trading of coal. In connection with these new business arrangements, NewLead owns a 52% interest in NewLead Mojave Holdings LLC, which owns a 100% interest in NewLead Holdings (US) Corp., which in turn owns a 50% interest in New Lead JMEG LLC. Refer to “Item 5.-Operating and Financial Review and Prospects-Recent Developments”.

Entity Name	Country or State of incorporation or formation
Compassion Overseas Ltd.	Bermuda
Brazil Holdings Ltd.	Liberia
Newlead Victoria Ltd.	Liberia, FME Marshall Islands
Newlead Shipping S.A.	Panama
Newlead Bulkers S.A.	Liberia
AMT Management Ltd.	Marshall Islands
NewLead Holdings (US) Corp.	Delaware
Grand Markela Inc.	Liberia
Grand Victoria Pte Ltd.	Singapore
Newlead Bulker Holdings Inc.	Marshall Islands
Trans Continent Navigation Ltd.	Malta
Trans State Navigation Ltd.	Malta
New Lead JMEG LLC	Delaware
Newleadjmeg Inc.	Marshall Islands
NewLead Mojave Holdings LLC	Delaware
Ocean Hope Shipping Limited	Malta
Bora Limited	British Virgin Islands
Mines Investments Corp.	Marshall Islands
Mine Investments LLC	Delaware
Five Mile Investment LLC	Delaware
Elk Valley Investment LLC	Delaware
Viking Acquisition Group LLC	Kentucky
Coal Essence Mine LLC	Kentucky
Coal Essence Prep Plant LLC	Kentucky
Viking Prep Plant LLC	Kentucky
NewLead Bitumen Tankers Ltd	Marshall Islands
Newlead Soltero Inc	Marshall Islands
Newlead Semillero Inc	Marshall Islands
Newlead Granadino Inc.	Marshall Islands
Newlead Hojuedo Inc.	Marshall Islands
Newlead Silletero Inc.	Marshall Islands
Nepheli Marine Company	Liberia
Kastro Compania Naviera S.A.	Liberia
Aeolus Compania Naviera S.A	Liberia
Newlead Venetico Ltd	Marshall Islands; FME Liberia
Newlead Albion S.A.	Marshall Islands; FME Liberia
Newlead Castellano Ltd	Liberia
Newlead Handies Inc.	Marshall Islands
NewLead Holdings LLC	Nevada
NewLead Shipping LLC	Nevada
NewLead Bulkers LLC	Nevada
Newlead Shipmangement S.A	Panama
Onyx Corporation S.A.	Liberia
Pearl Corporation S.A.	Liberia
Newlead Aurora Bulkers Ltd.	Liberia

D.	Properties, Plants and Equipment

In 2012 we entered into an agreement to acquire certain mine-related assets (including mineral rights, surface rights and mining permits) and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA. The payment of the $11 million purchase price was paid during 2013 and 2014 through December 2, 2013 stipulation of settlement agreement between NewLead Holdings Ltd. and Hanover Holdings I LLC, a New York limited liability company. As of the date of this annual report, although the purchase price for the Five Mile Assets has been fully paid, the transfer of the Five Mile Assets has yet to occur. Further, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets. The market for thermal coal is currently in structural decline in the United States. Squeezed out by an abundance of cheap shale gas and ever tightening pollution laws, it may be a harbinger of things to come for other fossil fuel markets globally. The U.S. coal industry is still having one of its most difficult years in decades as it faces a long, slow decline. After years of coal plant closures, lost coal jobs and market value of coal companies collapse, in the last two years the biggest US coal companies have filed for bankruptcy.

Following this recent collapse of coal market, management strategically decided to exit the coal market and to redirect the resources to its field of expertise, namely the shipping sector. Accordingly, NewLead intends to exit the coal business and sell Viking Acquisition Group LLC (“VAG”), Viking Prep Plant LLC (“VPP”) and Five Mile Investment LLC (“Five Mile”) prior to the end of 2016.

Viking Mine

Project Location, Access and Areas of Operation

In September 2013, we acquired certain mining permits at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky.

Lease of Surface and Mining Rights

There are several mineable coal seams on the property, which are subject of a lease agreement with the mineral rights holder.

Equipment, Infrastructure and Other Facilities

The Viking Mine has no equipment or facilities associated with the acquisition. Permits are held from the Kentucky Division of Mine and Enforcement and the Kentucky Division of Water, while licensing is necessary from the Kentucky Office of Mine Safety and Licensing, and the US Mine Safety and Health Administration.

Previous Operations

This area was being mined by surface mining methods at the time of the acquisition, by a contract miner. The contract operator was operating on a month to month basis. After the acquisition of the Viking Mine, that arrangement was ended and the active mining ceased. It has not been active since the acquisition date.

Property Condition, Exploration and Development

At this point the Viking Mine is inactive. There are, however, continuing obligations on the property which must be maintained in order to keep the permits and licenses in good standing with the regulatory authorities. The contemporaneous reclamation can be brought into compliance when and if mining is restarted on the property. Any other issues which need attention must be handled accordingly by contracting out the work to maintain compliance. There must be additional exploration necessary on the property in order to prove the reserves in each of the seams and comply with the requirements of a proper reserve estimate.

Five Mile Mine

Project Location, Access and Areas of Operation

The Five Mile Mine, which currently we do not own, consists of a group of 42 surface and mineral leases located at Canoe Quadrangle, Breathitt County, Kentucky, approximately 2.1 miles NW of Copeland and 1.8 miles west of the North Fork of the Kentucky River off Kentucky highway 1110. The total acreage under lease is approximately 3,400 acres. Primary access to the property is at Howard’s Creek Road off highway Kentucky 1110 to the project’s main access at Howard’s Creek Road. Transportation of the coal to purchasers is available through a rail terminal approximately one mile from the property.

The Five Mile Mine already has permits related to the operation of the mine and the Andy Railroad Terminal Loadout.

Equipment, Infrastructure and Other Facilities

The Andy Terminal Unit Train Loadout and CSX Rail Siding that used to transport coal are located near Haddix, Breathitt County, Kentucky and can load a unit train in approximately 4.5 - 6 hours at an average rate of 1800 TPH (tons per hour). A rail siding is a short railroad track connected with the main track. At this location, the rail siding and the connecting railway are part of the railroad operated by CSX Corporation, Inc. The terminal facility was constructed in 2005 by Taggert Global for Bluestone Coal Company and is most recently owned by Kentucky Fuel Corporation. The terminal consists of one truck scale, two stockpile areas, two tunnels with feeders, one crusher, three conveyors, one electromagnet, one belt sampler, one control room and circular rail siding on the CSX Railway, which is the adjoining railroad operated by CSX Corporation, Inc.

Previous Operations

The Five Mile Mine property is a so-called “greenfield property,” meaning there have been no previous operations on the property.

Property Condition, Exploration and Development

Although the Five Mile Mine property is a greenfield property, access roads and haul roads are under construction, when and if it is constructed the mine on this property is expected to be an open-pit mine. However, we do not currently have any plans to operate the mine once construction is complete.

Rock Formations, Mineralization and Reserves

The Five Mile Mine encompasses at least nine seams. The mineable reserves are in the Hazard 7 through Hazard 11 as well as from Skyline 1 through Skyline 4 seams. It also includes the Francis 8 and Hindman 9 seams. These seams are included in the areas between Howards Creek and Middle Fork on the east and west sides of the property and Howards Creek to Lick Branch on the north and south sides of the property. Historically, these seams contain low to high quality bituminous steam coal which has been mined from the Pre-Civil War era until the present. Available geological mapping from the United States Geological Survey (U.S.G.S.) shows the site to be underlain by the Breathitt formation which consists of cyclic sequences of sandstone, shale, coals and fireclays.

Viking Prep Plant

Project Location, Access and Areas of Operation

In December 2013, we acquired a coal preparation plant located in Pike County, Kentucky. There are several nearby permitted locations in order to supply the plant with high quality raw coal for processing.

Leased Real Property

The majority of the plant facilities sit on surface property which is leased by the Company. There is a lease which was originally executed in 1977 and will continue until 2027. This lease must be maintained by paying an annual lease payment to the lessors. We also have a permit use agreement which is in effect since August, 2011.

Equipment, Infrastructure and Other Facilities

The acquisition of the coal preparation plant included other assets incident to the operation of the coal preparation plant, including material handling facilities, unit-train loadout, rail siding, refuse disposal and other equipment located at the coal preparation plant. The coal preparation plant is operational and can wash, blend, size, store and deliver coal. In addition, the coal preparation plant has a rail load attached to allow for the loading of the processed coal on its own rails and trucks as well as delivery directly to its destination. The rail load allows for reduced cost of coal transportation.

Previous Operations

Coal has been processed at this location since the late 1970 on a fairly continuous basis. There have been several owners of the facility over the years, and the supply of coal has changed substantially during this period, but the plant has remained operational throughout. Its capacity is approximately 120,000 clean tons per month at a reasonable rate of recovery. A more normal rate of production would be in the range of 80,000 to 100,000 tons per month.

Property Condition, Exploration and Development

The plant itself is made up of a structure that has been modified and added to over several years. The basic plant operation is sound and in general the plant serves its intended purpose for the foreseeable future.

Item 4A.     Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of NewLead Holdings Ltd., as of and for the years ended December 31, 2015, 2014 and 2013. All of these financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above, which are included elsewhere in this document.

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

Recent Developments

The Fleet

On March 11, 2016 we entered into two transfer of shares agreements with Mr. Dimitrios Kritsas to acquire 100% of the share capital of two companies the Onyx Corporation S.A. and the Pearl Corporation S.A. together with assets and liabilities, that owned a Handymax dry bulk vessel MV Aurora Onyx built in 2002 of 47,305 dwt (the “Aurora Onyx”) and a Handymax dry bulk vessel MV Aurora Pearl built in 2000 of 46,709 dwt (the “Aurora Pearl”), respectively. The consideration was one dollar for each company. The Aurora Onyx and Aurora Pearl are mortgaged under two loan agreements with HSBC dated November 23, 2010 and October 8, 2010, respectively.

On March 22, 2016, we entered into a transfer of shares agreement with Mr. Dimitrios Kritsas to acquire 100% of the share capital of Kritsas Shipping S.A., a ship management company, which undertakes the management of Aurora Onyx, Aurora Pearl and vessel Aurora Amethyst, a dry bulk carrier owned by an unrelated third party. Kritsas Shipping S.A. was renamed to Newlead Shipmanagement S.A. on April 21, 2016.

On March 22, 2016, we entered into a BIMCO management agreement with the owner of the vessel Aurora Amethyst, in respect of the technical and crew management of the vessel for a period of three months at the daily rate of $350. On May 25, 2016, mv Aurora Amethyst was sold and delivered to her new owners. In accordance to the relevant provisions of the BIMCO management agreement, the management of the vessel is therefore terminated as of May 25, 2016.

On April 15, 2016 the vessel Aurora Onyx was arrested due to non-performance of the contractual obligations under the loan agreement with HSBC. In continuation of the arrest, on May 19, 2016 the court of South Africa ordered Aurora Onyx to be sold and on May 25, 2016, the vessel was delivered to her new owners. On April 19, 2016, the vessel Newlead Castellano was served with a warrant of arrest by the noteholders Ray Capital Inc, Cheyenne Holding Ltd, Oppenheim Capital Ltd and Labroy Shiptrade Limited.

As of the date of the report, NewLead controls a fleet of ten vessels, including five dry bulk and five oil tanker / asphalt carriers.

Overview

General

The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Companies Act of 1981 (the “BCA”) on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece and its telephone number is (+30) 213-014-8000.

NewLead is an international vertically intergrated shipping company, which engages in the transportation of refined products, such as gasoline bitumen/ asphalt and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We conduct our operations through vessel-owning companies whose principal activity is the ownership and/or operation of bitumen and dry bulk vessels. In addition, under specific management agreements, we perform the commercial and/or technical and/or operational management of vessels outside of our fleet.

NewLead’s fleet currently consists of five dry bulk carriers with a combined carrying capacity of approximately 0.22 million dwt and five oil tanker / asphalt carriers with a combined carrying capacity of approximately 0.02 million dwt and it manages one dry bulk carrier. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry.

A.            Operating results

The following discussion solely reflects results from continuing operations, unless otherwise noted. Refer to Note 22, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations. During late 2015, our management, in consultation with our Board of Directors, committed to a plan to sell the coal operations. The coal operations included in the plan are VAG, VPP and Five Mile.

Going Concern

We have experienced net losses, negative operating cash flows, working capital deficiencies, and have a shareholders’ deficiency, which have affected, and which are expected to continue to affect, our ability to satisfy our obligations. In addition, we are in default under various debt obligations which are currently due on demand. During 2015, charter rates for bulkers reached unprecedented historically low levels. However, charter rates for the oil tanker/asphalt carriers are within expected levels. The coal business has experienced some of the lowest prices in coal history and our management intends to sell VAG, VPP and Five Mile prior to the end of 2016, although there can be no assurance that any such sale will occur. To date, we have also been unable to generate sustainable positive cash flows from operating activities. For the year ended December 31, 2015, our loss from continuing operations was $40.6. million. As of December 31, 2015, we had cash and cash equivalents of $0.7 million and current liabilities of $291.0 million, were payable within the next twelve months.

The above conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

We believe that our existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute our business plan and continue operations for the next twelve months. Our existence is dependent upon our ability to obtain necessary financing, which we are currently in the process of attempting to secure. In addition, we intend to continue to explore various strategic alternatives. Management is also actively taking steps to increase future revenues and reduce our future operating expenses. However, we cannot provide any assurance that operating results will generate sufficient cash flow to meet our working capital needs or that we will be able to raise additional financing as needed.

If repayment of all of our indebtedness was accelerated as a result of our current events of default, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness and we may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms, which could have a material adverse effect on our ability to continue as a going concern.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

Charters

Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of our vessels. We have established stringent requirements for selecting qualified charterers. We generate revenues by charging customers for the transportation of a wide array of unpackaged cargo in our dry bulk business through various charter agreements and oil tanker / asphalt business consist of transportation of asphalt through various agreements. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. In freight agreements, the vessel owner pays both the voyage expenses (less specified amounts, if any, covered by the voyage charterer) and the vessel operating expenses. Under both types of charters, we pay commissions to ship brokers depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues, but may enable us to capture increased profit margins during periods of improvements in charter rates.

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

We believe that the important measures for analyzing trends in our results of shipping operations consist of the following:

•               Market exposure: We manage our fleet by chartering our owned wet and dry vessels to international charterers.

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

•               TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on spot charters, because charter hire rates for vessels on spot charters are generally not expressed in per day amounts, while charter rates for vessels on time charters generally are expressed in such amounts.

•               Direct daily vessel operating expenses: Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessels calendar days.

Set forth below are our selected historical and statistical data as of December 31, 2015, 2014 and 2013 with respect to charter coverage for our fleet under continuing operations that we believe may be useful in better understanding our financial position and results of operations.

	Year Ended December 31	Year Ended December 31	Year Ended December 31
	2015	2014	2013
Available days	3,597	1,385	730
Operating days	3,331	1,280	708
Fleet utilization	92.6%	92.4%	96.9%
Fleet utilization dry sector	92.5%	93.6%	-
Fleet utilization wet sector	92.7%	85.6%	-
Equivalent vessels	9.9	3.8	2.0
Time Charter Equivalent Rate	$6,270	$6,827	$7,245
Direct daily vessel operating expenses	$3,756	$4,513	$6,937

Principal Factors that Affect Our Shipping Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter rates and periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives;

•	impairment loss;

•	financing costs related to our indebtedness; and

•	acquisitions and disposals.

You should read the following discussion together with the information contained in the table of vessel information under “Item 4.-Information on the Company-Business Overview”. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and there are no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated. The discussions hereafter represent only our continuing operations, except where specifically mentioned.

Revenues

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter rates that the vessels earn under charters (time or voyage), which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk and oil tanker/asphalt carriers shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term, which may be many years. Voyage charters are available for a certain point-to point voyage. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Commissions

Commissions are paid to brokers and are typically based on a percentage of the charter rate. A usual brokers' commission is 1.25% for the bulk carriers and 2.5% for the small tankers of the gross charter hire/freight earned (including demurrage) for each broker involved in a fixture. There is also typically address commission which is usually 3.75% for the bulk carriers and 2.5% for the small tankers. Address commission is deducted from the Charterers at source and brokerage commissions are either deducted from the charterers at source and paid from Charterers, or brokers issue an invoice to owners and get paid from owners.

Voyage Expenses

Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, cargo handling and agency fees.

General and Administrative Expenses

General and administrative expenses include payroll and personnel related expenses, board remuneration, executive officers compensation, directors & officers insurance, share based compensation, travel expenses, communication expenses, office expenses, audit fees, legal fees, advisory fees, stock exchange fees and other related costs. In addition, during the year ended December 31, 2013, we incurred various consultation/advisory fees in relation to our efforts to implement our business plan, for our vertical integration strategy.

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

Goodwill Impairment

Goodwill is tested for impairment at the reporting unit level at least annually. Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is evaluated for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. We determine fair value based on a discounted cash flow analysis or the recent acquisition price for acquisitions occurring close to year end.

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

Amortization of Special Survey and Dry-docking Costs

Our vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel. The balance is included in the Vessels and other fixed assets, net.

Interest and Finance Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, amortization of the Beneficial Conversion Feature, costs related to share settled debt and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by interest rate swaps or other derivative instruments. We have historically used interest rate swaps to economically hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Financial Instruments

At the end of each quarter, the fair values of our interest rate swaps are valued to market. Changes in the fair value between quarters are recognized in the statements of operations.

During 2015 and 2014, we entered into several settlement agreements with various vendors, issued convertible notes and compensated the employees related to their bonus, by providing true up clauses, or share proceed guarantees and as a result we recorded such liabilities for those transactions at fair value.

Foreign Exchange Rates

Foreign exchange rate fluctuations, particularly between the Euro and the U.S. dollar, have had a minimal impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk. Refer to “Item 11.-Quantitative and Qualitative Disclosures about Market Risk-Foreign Exchange Rate Exposure”.

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

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, please refer to the Notes of our consolidated financial statements included herein.

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

Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statements of operations.

Impairment of Long-lived Assets

Long-lived assets and finite lived identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the asset group are less than the carrying values of the asset group, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

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

The significant factors and assumptions we used in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number of factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience, (d) the likelihood of the sale of the asset group and (e) market data for the oil tanker/asphalt carriers. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with our historical experience. Fair value is determined using the valuation derived from market data.

Our impairment assessment as of December 31, 2015, 2014 and 2013, indicated that the vessels’ undiscounted projected net operating cash flows, excluding the vessel for which impairment was recorded, were in excess of their carrying values by more than 37%, 45% and 55%, respectively.

Moreover, we performed a sensitivity analysis as of December 31, 2015 for the dry bulk vessels, due to the deterioration in dry bulk spot market, on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unchartered days. The sensitivity analysis did not result in an impairment to be recognized on any of the our dry bulk vessels when assuming a significantly reduced rates for the next two fiscal years, in comparison with the ten-year average (of the one-year charter rate for similar vessels), which is the rate that we use to forecast future cash flows for unchartered days. As of December 31, 2015, the fair value of all the bitumen vessels was higher than their carrying value.

Share-based Compensation

Share-based compensation reflects grants of common shares, warrants, restricted common shares preference shares and share options approved by the board of directors. The restricted common shares and share option awards are subject to applicable vested and unvested common shares and options may be forfeited under specified circumstances. The fair values of share option grants have been calculated based on the Binomial lattice model method. The fair value of common share and warrant grants is determined by reference to the quoted share price on the date of grant.

Trade Receivables, Net and Other Receivables

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and coal customers included in “Current assets held for sale”, net of allowance for doubtful accounts. Accounts receivable involve risk, including the credit risk of nonpayment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified.

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

We have provided services to our customers under the following types of contractual relationships:

Voyage Charter agreement: this is a contract for the use of a vessel for a voyage between specific ports with specified cargo at a negotiated rate of freight.

Contract of Affreightment: this is a contract, which defines the mutual obligations of the parties and, in contrast to a charter party for consecutive voyages, are not linked to any particular vessel. The basic purpose of a contract of affreightment is the provision of transportation for the shipment of large quantities of cargo over an extended period (expressed as an amount or a number of voyages). This type of contract provides a degree of flexibility between the parties to agree on the timings of each shipment and which vessels are to be employed for each lifting. A contract of affreightment is also known as contract of carriage and is abbreviated as COA.

Time Charter agreement: this is a contract for the use of a vessel for a fixed period of time at a specified daily rate. All expenses related to the time charter are assumed by the charterers.

Bareboat Charters: these are contracts pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer provides for all of the vessel’s operating expenses including crewing repairs, maintenance, insurance, stores lube oils and communication expenses in addition to the voyage costs (with the exception of commissions) and generally assumes all risks of operation.

Profit Sharing: this represents our portion of the excess of the actual net daily charter rate earned by our charterers from the employment of our vessels over a predetermined base charter rate, as agreed between us and our charterers. Such profit sharing is recognized in revenue when mutually settled.

Principal Factors that Affect Our Coal Business

Coal processing depends on the market demand for coal. The supply and demand fundamentals in global coal markets were further challenged in 2015. In China, a slowing economy along with new environmental restrictions and protectionist policies aiming to support the domestic coal industry resulted in a significant decline in coal imports in 2015. China continues to add coal-based power generation capacity at a robust pace, but slower economic growth and additional regulations could continue to pressure demand in the near to intermediate term. In 2015 benchmark price for metallurgical coal remained at a multi-year low, and the global metallurgical coal market continues to suffer from oversupply in addition to reduced demand for metallurgical and thermal coal from China. We do not anticipate that metallurgical coal prices will recover in the near to intermediate term. We are experiencing higher than normal uncommitted volumes due to prolonged, depressed market conditions. The global metallurgical coal markets remained challenged with no meaningful improvement over the last several years and do not currently show signs of recovery. Considering the above, management intends to sell VAG, VPP and Five Mile. All relevant operations are shown under Loss from discontinued operations in consolidated statements of operations and under held for sale assets and liabilities in our consolidated balance sheets.

Results of Continuing Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. Refer to Note 22, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Year Ended December 31, 2015 and Year Ended December 31, 2014

The following table presents the results of operations of the Company for the years ended December 31, 2015 and December 31, 2014 (amounts in thousands).

	Year Ended December 31, 2015	Year Ended December 31, 2014
REVENUES:
Shipping	$27,810	$12,077

EXPENSES:
Commissions	(397)	(1,166)
Voyage expenses	(5,150)	(1,640)
Vessel operating expenses	(14,044)	(6,523)
General and administrative expenses	(22,099)	(34,346)
Depreciation and amortization expense	(6,152)	(3,789)
Impairment losses	(1,214)	(209)
	(49,056)	(47,673)
Operating loss from continuing operations	(21,246)	(35,596)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(20,484)	(5,892)
Gain on extinguishment of liabilities, net	3,424	-
Loss on sale and leaseback transaction	-	(1,150)
Interest income	10	22
Change in fair value of financial instruments	(127)	(5,231)
Loss on sale from vessels and other fixed assets, net	(177)	-
Other (expense) / income, net	(67)	542
Total other expenses, net	(17,421)	(11,709)
Loss before loss from Investments in Joint Ventures	(38,667)	(47,305)
Loss from investments in Joint Ventures	(1,966)	(192)
Loss from continuing operations	(40,663)	(47,497)
Loss from discontinued operations	(57,308)	(17,850)
Net loss	(97,941)	(65,347)
Net loss attributable to the noncontrolling interest	1,029	176
Net loss attributable to NewLead Holdings Ltd.	(96,912)	(65,171)
Guaranteed dividends for preference shares	(235)	(35,052)
Net loss attributable to NewLead Holdings' Common Shareholders	$(97,147)	$(100,223)

Revenues

For the year ended December 31, 2015, operating revenues from vessels were $27.7 million, compared to $11.7 million for the year ended December 31, 2014. In addition, for the year ended December 31, 2015, operating revenues from management of vessels were $0.1 million, compared to $0.4 million for the year ended December 31, 2014. The increase in revenue from vessels was attributable primarily to the increase in the size of the fleet from two vessels to ten vessels. For the years ended December 31, 2015 and 2014, our time charter equivalent (TCE) rates were $6,270 per day and $6,827 per day, respectively, reflecting reduction in charter rates.

Fleet utilization for the years ended December 31, 2015 and 2014 was 92.6% and 92.4%, respectively. Fleet utilization for the year 2015 reflected 50.58 unforeseen off-hire days as well as 215.46 unemployment days. Fleet utilization for the year 2014 reflected 16.65 unforeseen off-hire days as well as 88.02 unemployment days.

Commissions

Chartering commissions were $0.4 million and $1.2 million for the years ended December 31, 2015 and 2014, respectively, reflecting mainly ad hoc commissions of $0.9 million for the acquisitions of three dry bulk vessels during 2014. The increase of $0.1 million was attributable to the increase in our fleet. The five oil tanker/asphalt carriers were in our fleet for the whole year in 2015 compared to 2014.

Voyage Expenses

Voyage expenses were $5.2 million during the year ended December 31, 2015, compared to $1.6 million during the year ended December 31, 2014. This $3.6 million increase was mainly related to the increase in the size of our fleet and the change in the type of chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses were $14.0 million during the year ended December 31, 2015, compared to $6.5 million during the year ended December 31, 2014. The $7.5 million increase was attributable to the increase in the size of the fleet. The $7.5 million was comprised of a $4.4 million increase in crew expenses, a $0.5 million increase in insurance expenses, a $0.1 million increase in hull expenses and a $2.5 million increase in other operating expenses.

General and Administrative Expenses

General and administrative expenses were $22.1 million during the year ended December 31, 2015, compared to $34.3 million during the year ended December 31, 2014. The $12.2 million decrease related mainly to a decrease of consultation fees of $1.9 million, $0.3 million increase in provision of bad debt and $1.4 million decrease in remaining general and administrative expenses. Moreover, the stock based compensation expense has decreased by $9.2 million, from $23.4 million for the year ended December 31, 2014 to $14.2 million for the year ended December 31, 2015.

Depreciation and Amortization

Depreciation and amortization was $6.2 million during the year ended December 31, 2015, compared to $3.8 million during the year ended December 31, 2014, reflecting mainly the increased depreciation and amortization of our vessels, due to the increase in the size of our fleet.

Impairment Loss

In light of recent market conditions, as well as company-specific conditions that existed in 2015 and 2014, we evaluated the carrying amounts of our long-lived assets during and at the end of each of those periods. We recognized an impairment loss of $1.2 million and $0.2 million on our long-lived assets in the years ended December 31, 2015 and 2014, respectively.

Interest and Finance Expense / Interest Income (amounts in millions)

	Year Ended December 31,	Year Ended December 31,
	2015	2014
Interest expense excluding change in fair value of interest rate swaps	$13.9	$10.9
Hanover Holdings I LLC commission	-	(9.7)
Settlement Shares Loss / (Gain)	0.9	(0.5)
Other finance expenses	5.7	5.1
	20.5	5.8
Amortization of the beneficial conversion feature	-	0.3
Change in fair value of interest rate swaps	-	(0.2)
	-	0.1
Interest and finance expense	$20.5	$5.9

Interest and finance expense was $20.5 million for the year ended December 31, 2015, compared to $5.9 million for the year ended December 31, 2014. The expense for 2015 included other finance costs of $5.7 million mainly for the fair value of the convertible notes during the year. Finally, as a result of share settled liabilities, a loss of $0.9 million was recognized. The expense for 2014 included a $0.3 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% Notes and amortization of Dominion Capital LLC warrants attached to convertible debenture. In addition, interest and finance expense included a $0.2 million gain resulting from the change in the fair value of our interest rate swaps, other finance costs of $5.1 million mainly for the fair value of the convertible notes during the year. In addition, less grossed up amounts required to be paid according to the December Settlement Agreement (Hanover Holdings I LLC commission), due to the shorter period actually needed in order to repay the required amount to be collected. Finally, as a result of share settled liabilities, a gain of $0.5 million was recognized.

Other expense / income, net

Other expense was $0.1 million for the year ended December 31, 2015 compared to income of $0.5 million for the year ended December 31, 2014.

Loss from discontinued operations

Loss from discontinued operations was $57.3 million for the year ended December 31, 2015, compared to a loss of $17.9 million for the year ended December 31, 2014. The income $0.7 million and $2.9 million for the year ended December 31, 2015 and 2014, respectively, was mainly attributable to claims, as well as credit notes for the shipping sector. Due to our management’s intention to sell the VAG, VPP and Five Mile prior to the end of 2016, we incurred loss of $58.0 million for the year ended December 31, 2015 and loss of $20.8 million for the year ended December 31, 2014.

Net Loss Attributable to NewLead Holdings’ Common Shareholders

Loss from investments in joint ventures was $2.0 million for the year ended December 31, 2015, compared to $0.2 million during the same period in 2014. During 2015, the loss was due to provision for bad debts and legal fees according to the business requirements. During 2014, the loss was due to finance expenses according to the business requirements.

Loss from continuing operations was $40.6 million and $47.5 million for the years ended December 31, 2015 and 2014, respectively.

Net loss for the years ended December 31, 2015 and 2014 was $97.9 million and $65.3 million, respectively. These losses included loss from discontinued operations of $57.3 million and $17.9 million in the years ended December 31, 2015 and 2014, respectively.

Net loss attributable to the noncontrolling interest was $1.0 million compared to $0.2 million during the same period in 2014. Guaranteed dividends for preference shares for the year ended December 31, 2015 was $0.2 million in respect of the Series A-1 preference shares compared to $35.1 million for the year ended December 31, 2014, resulting from the Series A-1 preference shares issued as of November 24, 2015 and the Share Subscription Agreement (the “SSA”) with Ironridge Global IV, Ltd. (“Ironridge”), refer to “Item 10. Additional Information-B. Memorandum of Association and Bye-laws-Preference shares”.

Net loss attributable to NewLead Holdings’ common shareholders for the year ended December 31, 2015 was $97.1 million compared to a loss of $100.2 million for the year ended December 31, 2014.

Year Ended December 31, 2014 and Year Ended December 31, 2013

The following table presents the results of operations of the Company for the years ended December 31, 2014 and December 31, 2013 (amounts in thousands).

	Year Ended December 31, 2014	Year Ended December 31, 2013
REVENUES:
Shipping	$12,077	$7,140

EXPENSES:
Commissions	(1,166)	(80)
Voyage expenses	(1,640)	(1,006)
Vessel operating expenses	(6,523)	(4,598)
General and administrative expenses	(34,346)	(52,848)
Depreciation and amortization expense	(3,789)	(2,806)
Impairment losses	(209)	-
	(47,673)	(61,338)
Operating loss from continuing operations	(35,596)	(54,198)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(5,892)	(42,668)
Loss on sale and leaseback transaction	(1,150)	-
Interest income	22	-
Change in fair value of financial instruments	(5,231)	262
Other income, net	542	46
Total other expenses, net	(11,709)	(42,360)
Loss before loss from Investments in Joint Ventures	(47,305)	(96,558)
Loss from investments in Joint Ventures	(192)	(790)
Loss from continuing operations	(47,497)	(97,348)
Loss from discontinued operations	(17,850)	(60,876)
Net loss	(65,347)	(158,224)
Net loss / (income) attributable to the noncontrolling interest	176	(8)
Net loss attributable to NewLead Holdings Ltd.	(65,171)	(158,232)
Guaranteed dividends for preference shares	(35,052)	-
Net loss attributable to NewLead Holdings' Common Shareholders	$(100,223)	$(158,232)

Revenues

For the year ended December 31, 2014, operating revenues from vessels were $11.7 million, compared to $6.5 million for the year ended December 31, 2013. In addition, for the year ended December 31, 2014, operating revenues from management of vessels were $0.4 million, compared to $0.6 million for the year ended December 31, 2013. The increase in revenue from vessels was attributable primarily to the increase of the fleet from two vessels to ten vessels. For the years ended December 31, 2014 and 2013, our time charter equivalent (TCE) rates were $6,827 per day and $7,245 per day, respectively, reflecting reduction in charter rates.

Fleet utilization for the years ended December 31, 2014 and 2013 was 92.4% and 96.9%, respectively. Fleet utilization for the year 2014 reflected 16.65 unforeseen off-hire days as well as 88.02 unemployment days. Fleet utilization for the year 2013 reflected 14.15 unforeseen off-hire days as well as 8.17 unemployment days.

Commissions

Chartering commissions were $1.2 million and $0.08 million for the years ended December 31, 2014 and 2013, respectively, reflecting mainly ad hoc commissions of $0.9 million for the acquisitions of three dry bulk vessels. The increase was also attributable to the increase in our fleet, as well as to the change in the terms of the revenue agreements for the old vessels.

Voyage Expenses

Voyage expenses were $1.6 million during the year ended December 31, 2014, compared to $1.0 million during the year ended December 31, 2013. This $0.6 million increase was mainly related to the increase in the size of our fleet.

Vessel Operating Expenses

Vessel operating expenses were $6.5 million during the year ended December 31, 2014, compared to $4.6 million during the year ended December 31, 2013. The $1.9 million increase was attributable primarily to $1.6 million increase in crew expenses and $0.3 million increase in hull expenses.

General and Administrative Expenses

General and administrative expenses were $34.3 million during the year ended December 31, 2014, compared to $52.8 million during the year ended December 31, 2013. The $18.5 million decrease related mainly to various consultation fees of $18.9 million in relation to our efforts to implement our business plan, a major part of which is our vertical integration strategy. Moreover, the stock based compensation expense has decreased $1.8 million, from $25.2 million for the year ended December 31, 2013 to $23.4 million for the year ended December 31, 2014. The decrease has been offset by the increase in provision for doubtful receivables by $2.2 million.

Depreciation and Amortization

Depreciation and amortization was $3.8 million during the year ended December 31, 2014, compared to $2.8 million during the year ended December 31, 2013 mainly reflecting the increased depreciation and amortization of our vessels, due to the increase in the size of our fleet.

Impairment Loss

In light of recent market conditions, as well as company-specific conditions that existed in 2014 and 2013, we evaluated the carrying amounts of our long-lived assets during and at the end of each of those periods. We recognized an impairment loss of $0.2 million and nil on our long-lived assets in the years ended December 31, 2014 and 2013, respectively.

Interest and Finance Expense / Interest Income (amounts in millions)

	Year Ended December 31,	Year Ended December 31,
	2014	2013
Interest expense excluding change in fair value of interest rate swaps	$10.9	$7.3
Hanover Holdings I LLC commission	(9.7)	32.0
Settlement Shares (Gain)	(0.5)	(0.1)
Other finance expenses	5.1	3.6
	5.8	42.8
Amortization of the beneficial conversion feature	0.3	0.3
Change in fair value of interest rate swaps	(0.2)	(0.4)
	0.1	(0.1)
Interest and finance expense	$5.9	$42.7

Interest and finance expense was $5.9 million for the year ended December 31, 2014, compared to $42.7 million for the year ended December 31, 2013. The expense for 2014 included a $0.3 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% Notes and amortization of Dominion Capital LLC warrants attached to convertible debenture. In addition, interest and finance expense included a $0.2 million gain resulting from the change in the fair value of our interest rate swaps, other finance costs of $5.1 million mainly for the fair value of the convertible notes during the year. In addition, less grossed up amounts required to be paid according to the December 2,2013 settlement agreement with Hanover Holdings I LLC (December Settlement Agreement), due to the shorter period actually needed in order to repay the required amount to be collected. Finally, as a result of share settled liabilities, a gain of $0.5 million was recognized. The expense for 2013 included a $0.3 million non-cash charge from the amortization of the beneficial conversion features embedded in the 7% Notes and the 15% senior convertible promissory note to Good Faith Credit LLC and amortization of Dominion Capital LLC warrants attached to convertible debenture. In addition, interest and finance expense included a $0.4 million gain resulting from the change in the fair value of our interest rate swaps, other finance costs of $3.6 million for the facilitation of asset acquisitions and interest and finance expenses of $7.3 million, reflecting the indebtedness of 2013. In addition, according to the December Settlement Agreement, an expense of $32.0 million was recorded, which reflects the grossed-up amounts required to be paid. Finally, as a result of the share settled liabilities, a gain of $0.1 million was recognized.

Other income, net

Other income was $0.5 million for the year ended December 31, 2014 compared to $0.04 million for the year ended December 31, 2013.

Loss from discontinued operations

Loss from discontinued operations was $17.9 million for the year ended December 31, 2014, compared to a loss of $60.9 million for the year ended December 31, 2013.

Income $2.9 million for the year ended December 31, 2014, was mainly attributable to claims, as well as credit notes recorded during the fiscal year 2014 for the shipping sector. The loss of $11.4 million for the year ended December 31, 2013, was attributable to interest and finance expenses, net amounted to $1.5 million, restructuring expenses amounted to $6.1 million and $3.8 million in respect of claims related and other expenses. Due to our management’s intention to sell the VAG, VPP and Five Mile prior to the end of 2016, we incurred loss of $20.8 million for the year ended December 31, 2014 and loss of $49.5 million for the year ended December 31, 2013.

Net Loss Attributable to NewLead Holdings’ Common Shareholders

Loss from investments in joint ventures was $0.2 million for the year ended December 31, 2014, compared to $0.8 million during the same period in 2013. During 2014, the loss was due to finance expenses according to the business requirements. During 2013, in respect of our investment in New Lead JMEG LLC, we performed an impairment of $1.0 million, which was included in Loss from investments in Joint Ventures.

Loss from continuing operations was $47.5 million and $97.3 million for the years ended December 31, 2014 and 2013, respectively.

Net loss for the years ended December 31, 2014 and 2013 was $65.3 million and $158.2 million, respectively. These losses included loss from discontinued operations of $17.9 million and $60.9 million in the years ended December 31, 2014 and 2013, respectively.

Net gain attributable to the non-controlling interest was $0.2 million compared to net loss of $0.008 million during the same period in 2013. Guaranteed dividends for preference shares for the year ended December 31, 2014 was $35.1 million compared to nil for the year ended December 31, 2013, according the Share Subscription Agreement (the “SSA”) with Ironridge Global IV, Ltd. (“Ironridge”), refer to “Item 10. Additional Information-B. Memorandum of Association and Bye-laws-Preference shares”.

Net loss attributable to NewLead Holdings’ common shareholders for the year ended December 31, 2014 was $100.2 million compared to a loss of $158.2 million for the year ended December 31, 2013.

B.	Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) payments of interest and other debt-related expenses and the repayment of principal; (iii) maintenance of minimum liquidity requirements under our credit facility agreements; (iv) payments for dry-docking and special survey costs; (v) lease payments; (vi) payments in relation of the intention to sell VAG, VPP and Five Mile; and (vii) maintenance of cash reserves to provide for contingencies.

As of December 31, 2015, our currents assets amounted to $10.0 million, while current liabilities amounted to $291.0 million, resulting in a negative working capital position of $281.0 million. Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern.

As of December 31, 2015, our liquidity reflected $0.7 million of total cash, compared with $0.4 million in total cash as of December 31, 2014. The increase of $0.3 million was mainly attributable to a $3.3 million used in operating activities which was offset by $3.0 million provided by investing activities and by $0.7 million cash provided by financing activities. Total debt on our balance sheet as of December 31, 2015 and December 31, 2014 was $196.0 million and $207.2 million, respectively, representing a $11.2 million decrease. The decrease was attributable to the issuance of Series A-1 Preference shares for the exchange and settlement of $16.4 million convertible notes as outstanding as of December 31, 2014, net increase of notes of amount $10.1 million, an decrease in lease obligations of amount $0.8 million and a net decrease of debt by $4.1 million.

The following table below summarizes our cash flows for each of the years ended December 31, 2015, 2014 and 2013 (amounts in thousands):

	Year Ended ended December 31,
	2015	2014	2013
Net cash used in operating activities	$(3,324)	$(6,334)	$(2,871)
Net cash provided by / (used in) investing activities	2,993	(36,526)	(1,671)
Net cash provided by financing activities	655	40,993	5,770
Net increase / (decrease) in cash and cash equivalents	324	(1,867)	1,228
Cash and cash equivalents beginning of year	404	2,271	1,043
Cash and cash equivalents end of year	$728	$404	$2,271

Cash Flows

Net cash used in operating activities.

Net cash used in operating activities was $3.3 million for the year ended December 31, 2015, compared to net cash used in operating activities of $6.3 million for the year ended December 31, 2014. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels, unrealized gains and losses on derivatives.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $87.0 million increase for the year ended December 31, 2015, which consisted mainly of the following adjustments: $6.9 million of depreciation and amortization charges; $14.2 million, relating to share-based compensation expenses; $1.4 million of amortization and write-off of deferred finance costs; a $2.0 million of loss from investment activities in Joint Ventures; a $0.1 million loss from the valuation of derivatives; a $56.9 million from impairment losses; a $0.2 million loss from the sale of vessel and other fixed assets; a $3.5 million provision for doubtful receivables; a $5.2 million loss from issuances of common shares to settle certain of our liabilities. These adjustments were partially offset by and an income of $3.4 million from gain on extinguishment of liabilities, net.

Furthermore, the cash outflow from operations of $3.3 million for the year ended December 31, 2015 resulted mainly from: a $0.7 million payment for dry-docking and special survey costs; a $1.0 million increase in trade receivables; a $0.4 million increase in other receivables and a $0.3 million increase due from Joint Ventures. This was partially offset by a $6.6 million increase in accrued liabilities; a $1.6 million increase in accounts payable; a $0.2 million decrease in due from related parties; a $0.5 million decrease in inventories; a $0.5 million decrease in prepaid expenses and a $0.7 million increase in deferred income.

Net cash used in operating activities was $6.3 million for the year ended December 31, 2014, compared to net cash used in operating activities of $2.9 million for the year ended December 31, 2013. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels, unrealized gains and losses on derivatives.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $44.4 million increase for the year ended December 31, 2014, which consisted mainly of the following adjustments: $4.7 million of depreciation and amortization charges; $0.3 million from the amortization of the BCF of the notes; $23.4 million, relating to share-based compensation expenses; $0.2 million of amortization and write-off of deferred finance costs; a $0.2 million of loss from investment activities in Joint Ventures; a $4.5 million loss from the valuation of derivatives; a $9.2 million from impairment losses; a $1.2 million loss from the sale and lease back agreements; a $8.8 million provision for doubtful receivables. These adjustments were partially offset by and an income of $8.0 million from issuances of common shares to settle certain of our liabilities. Furthermore, the cash outflow from operations of $6.3 million for the year ended December 31, 2014 resulted mainly from: a $0.7 million payment for dry-docking and special survey costs; a $0.1 million increase in trade receivables; a $0.4 million increase in inventories; a $0.2 million increase due from Joint Ventures and a $0.1 million decrease in other receivables. This was partially offset by a $7.5 million increase in accrued liabilities; a $0.7 million increase in accounts payable; a $0.3 million decrease in due from related parties; a $7.7 million increase in other currents liabilities in relations to warrants granted to employees and a $0.3 million decrease in deferred income.

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

Net cash provided by / (used in) investing activities

For the year ended December 31, 2015, our net cash provided by investing activities was $3.0 million. This cash outflow resulted mainly from the proceeds from the sale of the vessel Newlead Markela.

For the year ended December 31, 2014, our net cash used in investing activities was $36.6 million. This cash outflow resulted mainly from the payments for vessel acquisitions of $36.8 million.

For the year ended December 31, 2013, our net cash used in investing activities was $1.7 million. This cash outflow resulted mainly from the payments for vessel acquisitions of $0.4 million, $0.1 million for coal acquisition and $1.2 million assets acquisition in relation to coal.

Net cash provided by financing activities

For the year ended December 31, 2015, our net cash provided by financing activities was $0.7 million compared to our net cash used in financing activities for the year ended December 31, 2014 of $41.0 million. The net cash inflow in 2015 resulted from the $3.6 million principal repayments of our debt, the proceeds of $5.0 million from long term debt, notes and warrants, the payments of $1.0 million for capital leases and deferred charges and $0.2 million increase in restricted cash.

For the year ended December 31, 2014, our net cash provided by financing activities was $41.0 million compared to our net cash used in financing activities for the year ended December 31, 2013 of $5.8 million. The net cash inflow in 2014 resulted from the $0.6 million principal repayments of our debt, the proceeds of $12.6 million from long term debt, notes and warrants, the proceeds of $2.5 million from preference shares, the proceeds of $27.8 million from sale and lease back of the Newlead Albion and the Newlead Venetico, the payments of $1.0 million for capital leases and deferred charges and the $0.2 million decrease in restricted cash.

For the year ended December 31, 2013, our net cash provided by financing activities was $5.8 million compared to our net cash used in financing activities for the year ended December 31, 2012 of $74.8 million. The net cash inflow in 2013 resulted from the $1.4 million principal repayments of our debt, the proceeds of $5.9 million from long term debt, notes and warrants and the $1.3 million decrease in restricted cash following the sale of two vessels, the MT Hiona and the MT Hiotissa , which have been used to settle outstanding loan liabilities with Piraeus Bank.

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

Since June 2011, we have defaulted under certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). As of the date of this report, we are in default under our credit agreements with Piraeus Bank (ex CPB loan), Portigon AG, Natixis and Mojave Finance Inc. Credit Facility and the 4.5% Note, the 7% Notes, Ray Capital Inc note, $5.0 million Pallas note and Atlas note. Moreover, we are in default under the finance leases and the sale and lease back agreements. These lenders have continued to reserve their rights in respect of such defaults. However, Ray Capital Inc. exercised its rights and arrested MV Newlead Castellano on April 19, 2016. The remaining mortgagors of MV Newlead Castellano are included in the arrest document. The other lenders have still to exercise their remedies; however, they could change their position at any time. As such, there can be no assurance that a satisfactory settlement agreement may be reached with these lenders, or at all.

As of May 24, 2016 our total indebtedness was approximately $195.8 million excluding the two loan agreements with HSBC, in respect of the mortgaged vessels MV Aurora Onyx and MV Aurora Pearl:

•	$32.5 million relating to the Piraeus Bank (ex CPB loan) Credit Facility

•	$24.2 million relating to the Portigon AG Credit Facility

•	$3.0 million relating to the Mojave Finance Inc. Credit Facility

•	$8.0 million relating to the Natixis Credit Facility

•	$37.2 million relating to finance lease and sale and lease back obligations

•	$62.5 million relating to the 4.5% Note

•	$0.1 million of 7% Notes outstanding held by Piraeus Bank S.A. (previously owned by Investment Bank of Greece)

•	$8.0 million relating to Pallas Highwall Mining, LLC Note, ("VPP")

•	$6.2 million relating to notes with mortgage on vessel Newlead Castellano

•	$6.3 million relating to Pallas Management LLC

•	$6.9 million relating to TCA Global Credit Master Fund LP

•	$0.9 million relating to the remaining notes issued due to assignments from other noteholders

Further, there is no assurance that the Company will obtain releases or waivers from any defaults under certain of its other indebtedness, and the failure to obtain such releases or waivers could materially and adversely affect our business and results of operations.

Credit Facilities

The following is a discussion of our debt agreements that were in existence as of December 31, 2015.

(a)          Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank”) Credit Facility

On December 10, 2010, we entered into a Loan Agreement with Piraeus Bank for a reducing revolving credit facility of up to $62.0 million, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, and to finance the working and investment capital needs. The provisions of the agreement include a cash sweep of all surplus quarterly earnings from the related vessels. On April 5, 2012, with the consent of Piraeus Bank, we entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for proceeds of approximately $9.4 million. The proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico in a total aggregate amount of $6.7 million, (b) interest payable and (c) the payment of outstanding trade and vendor payments. Since June 2013 to present, the balance on such loan facility of $32.5 million remains outstanding.

On December 23 2015, we completed the sale of the Newlead Markela, with the consent of Piraeus Bank, for which Piraeus Bank had a first mortgage. The proceeds in the amount of $3.1 million were remitted to Piraeus Bank and have been applied against accrued interest. The outstanding balance on the loan as of each of the date of this report and December 31, 2015 is $32.5 million.

(b)          Portigon AG (formerly, West LB Bank) Credit Facility

On April 1, 2010, we assumed a Loan Agreement with Portigon AG, relating to a term loan facility of up to $27.5 million in relation to the Newlead Victoria. On March 28, 2013, we agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility, which include, among others, that: (a) the outstanding balance of $25.3 million is to be payable in three quarterly installments of $0.3 million, followed by five quarterly installments of $0.4 million, followed by 15 quarterly installments of $0.5 million, followed by a balloon payment of $15.4 million due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment shall be repaid on January 31, 2019), (b) we were waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which the bank is satisfied that the security cover ratio is not less than 100% and (ii) December 31, 2013 (inclusive), and (c) we were waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive).

Furthermore, it was agreed that Portigon will have the option to demand the sale of the Newlead Victoria at any time that the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owed under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt for an amount which will not exceed in aggregate $0.5 million.

Amounts drawn under the Portigon facility are secured by a first priority mortgage on the Newlead Victoria and the vessel-owning subsidiary. All the amounts are guaranteed by NewLead Holdings. As of December 31, 2015, we had defaulted on principal and interest payments. As of each of the date of this report and December 31, 2015, the outstanding balance was $24.2 million.

(c)          Mojave Finance Inc. Credit Facility

On April 10, 2012, we, as a third party, and NewLead Holdings (US) Corp., entered into a Loan Agreement with Mojave Finance Inc., for a secured loan facility of $3.0 million in order to finance its coal business. Pursuant to a Pledge Agreement, the loan facility is secured by an interest of 52% in NewLead Mojave Holdings LLC and 50% in New Lead JMEG LLC (the “Security”). The loan was initially payable in three equal monthly installments, the first to be paid one month after the drawdown date with each subsequent payment on a monthly basis. Pursuant to the Loan Agreement, we and NewLead Holdings (US) Corp. shall not, without prior written consent of Mojave Finance Inc., permit or create any security interest in the Security or permit or create any security interest in the assets of NewLead Holdings (US) Corp., NewLead Mojave Holdings LLC or New Lead JMEG LLC. Should NewLead Holdings (US) Corp. and/or we sell their entire interest in New Lead JMEG LLC, or any part thereof, such entity will have the obligation to prepay the loan, or any portion thereof, as applicable, in proportion to the interest sold. On July 9, 2012, the loan facility was amended. Pursuant to the amendment, the loan was payable after a nine-month period following the drawdown date, with the $3.0 million repayment due on January 11, 2013. On January 9, 2013 and July 9, 2013, the loan facility was further amended. Pursuant to the second and the third amendments, the loan is payable after an eighteen-month period following the drawdown date, with the $3.0 million repayment due on October 11, 2013. Since October 2013, the balance on such loan facility of $3.0 million is outstanding.

(d)          Natixis

On November 24, 2014, we assumed a loan agreement with Natixis, dated September 18, 2009, for a loan facility of up to $12.4 million in relation to the three oil tanker/asphalt carriers, the Nepheli, Newlead Granadino and the Sofia. On January 14, 2015 an amendment to the loan agreement with Natixis was signed in order to change the repayment schedule. On February 20, 2015 an amendment to the loan agreement with Natixis was signed in order to repay the full amount of the vessel Sofia and as a result a gain on extinguishment of liabilities of $0.5 million and change the repayment schedule for the other two vessels. The full repayment of the Sofia was remitted on February 26, 2015 with the refinance from the TCA senior secured convertible redeemable debenture. In relation to the Newlead Granadino vessel, the amount of each of the first to the twelfth installments shall be $0.04 million and the amount of the thirteenth and final installment shall be $4.5 million (comprising (i) a repayment installment of $0.04 million (ii) a balloon payment of $3.3 million and (iii) the Newlead Granadino deferred installments of $1.2 million). In addition, we have agreed to repay an amount of $0.3 million by no later than December 31, 2015. In relation to the Nepheli, the amount of each of the first to the thirteenth installments shall be $0.03 million and the amount of the fourteenth and final installment shall be $3.1 million (comprising (i) a balloon payment of $2.3 million; and (ii) the Nepheli deferred installments of $0.9 million). In addition, we have agreed to repay an amount of $0.2 million by no later than December 31, 2015. We have paid all the monthly installments, however we did not pay the amounts of $0.3 million and $0.2 million of the Newlead Granadino and the Nepheli., respectively prior to December 31, 2015. Natixis has agreed the payment of $0.5 million in total to be on March 16, 2016 along with the full repayment of the Newlead Granadino.

We did not pay the relevant amount on March 16, 2016. Amounts drawn under the Natixis are secured by first priority mortgages on the Newlead Granadino and the Nepheli and vessel-owning subsidiaries. All the amounts are guaranteed by NewLead Holdings. As of the date of this report, we have defaulted under this credit facility.

Convertible Notes

(1)          Senior Convertible 7% Notes

In connection with the recapitalization in 2009, we issued $145 million in aggregate principal amount of 7% Notes on October 13, 2009. The issuance of the 7% Notes were made pursuant to an Indenture dated October 13, 2009, between us and Piraeus Bank S.A. (as the successor of Cyprus Popular Bank Public Co. Ltd.), and a Note Purchase Agreement, executed by each of the Investment Bank of Greece and Focus Maritime Corp., a company controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors (the relative Note has been also transferred to Piraeus Bank S.A.).

All of the outstanding 7% Notes owned by Focus were pledged to, and their acquisition was financed by, Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.) $20 million of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture contained certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. The Investment Bank of Greece also received warrants with a maturity date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to us. The warrants expired on October 13, 2015 without being exercised.

Upon the issuance of the notes, we recorded a Beneficial Conversion Feature (“BCF”) totaling $100.5 million as a contra liability (discount) that had to be amortized into the income statement (via interest charge) over the life of the 7% Notes. In November 2009, Focus converted $20 million of the 7% Notes into one common share. On July 2, 2012, in connection with the restructuring of NewLead’s debt, we entered into an agreement with Focus for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into 1 of our common share.

After the conversions in 2009 and 2012, $0.1 million of the 7% Notes remained outstanding as of December 31, 2015.

As of December 31, 2015, we were not in compliance with its financial covenants on this indebtedness, have defaulted on all coupon payments. The 7% Notes were not converted in October, 2015 and warrants expired on October 13, 2015 without being exercised.

(2)          Senior Convertible 4.5% Note

In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the sale and immediate bareboat leaseback of four dry bulk vessels including three Capesize vessels, (the Brazil, the Australia, and the China), and one Panamax vessel (the Grand Rodosi). On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, we completed the redelivery of the four dry bulk vessels, (the Australia, the Grand Rodosi, the China and the Brazil), to their owners which are affiliates of Lemissoler. On November 28, 2012 we entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime Shipping Holding Ltd (“Prime”) (an affiliate of Lemissoler), which sets out the terms and conditions on which Lemissoler has agreed to the settlement of amounts outstanding and due to them from us pursuant to various agreements that had been entered into between us and Lemissoler (the “Lemissoler Indebtedness”) and a standstill and waiver of Lemissoler’s right to take action in respect of the Lemissoler Indebtedness and the failure of us to perform their respective obligations under such agreements, which includes any existing or future liabilities under agreements relating to the operation of vessels chartered or assigned to Lemissoler. On January 30, 2013, we were formally released from all of our obligations and liabilities under the relevant finance lease documentation.

Pursuant to the Settlement Agreement:

(1) the Lemissoler Indebtedness was settled by the issuance of (i) one common share of the Company to Prime; and (ii) a $50 million aggregate principal amount 4.5% Senior Convertible Note due in 2022 (“4.5% Note”) with such terms as described below;

(2) all fees, costs and expenses incurred by Prime in connection with the transaction were paid by us with the issuance of one common share (covering $0.4 million in fees) to Prime (with any shortfall from the sale of the common shares to be fully paid and settled by us, which may be satisfied by issuing additional common shares to Prime).

Because the 4.5% Note is convertible into a variable number of common shares at the option, even upon an event of default, and mandatorily convertible into a variable number of common shares at maturity, the 4.5% Note represents a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares. Because of this, ASC 480 requires the 4.5% Note be carried at fair value, with any subsequent changes in fair value recognized in earnings. Fair value should be determined based on the total number of shares that will be used to settle the amount. The fair value at inception was calculated by dividing the principal amount of $50 million divided by the contractual stock issuance price of 80% of market (calculated using the above VWAP methodology).

On the date of the issuance and on December 31, 2015, the fair value of the 4.5% Note amounted to $62.5 million. As of each of the date of this report and December 31, 2015, we were not in compliance with the requirements of this indebtedness and the full amount outstanding was reclassified to current liabilities.

(3)          Financial Institutions 8%

On August 18, 2014, we issued convertible promissory notes to financial institutions totaling $1.1 million (the "8% note"). The 8% note was due in one balloon payment on August 18, 2015. Borrowings under these 8% notes bear a fixed interest rate of 8% per annum on the unpaid principal balance. These 8% notes are convertible into common shares at a conversion price of 65% of average of the lowest 3 trading prices during a 10 trading day period at holder’s option, at any time and from time to time. The 8% note dated August 18, 2014, has been fully converted except for the liability in respect of the accrued interest which is still outstanding as of the date of this report.

On May 15, 2015, the holder of 8% note dated August 18, 2014 entered into a note purchase agreement with Atlas Long Term Growth Fund LLC, whereby Atlas Long Term Growth Fund LLC acquired $0.3 million of the 8% note. The new 8% note has the same clauses as the 8% note dated August 18, 2014 and has a maturity date of November 15, 2015. We determined the fair value for the 8% notes using the discount share conversion price of 35%, at $0.5 million at assignment date May 15, 2015. As of December 31, 2015, the outstanding balance of the 8% note dated May 15, 2015 was $0.3 million at fair value since the amount of $0.3 million has been converted to our common shares. The 8% note dated May 15, 2015 has an increase in the repayment amount of the note of the amount $0.1 million. As of the date of this, report, the outstanding balance is $0.3 million.

On August 27, 2015, the holder of the 8% note dated August 18, 2014 entered into a note purchase agreement with Toledo Advisors LLC, whereby Toledo Advisors LLC acquired a portion of $0.4 million of the note. The new 8% note has the same clauses as the 8% note dated August 18, 2014 and has a maturity date of August 27, 2016. We determined the fair value for the 8% notes using the discount share conversion price of 35%, at $0.5 million at assignment date August 27, 2015. As of the date of this report and as of December 31, 2015, the outstanding balance of the 8% note dated August 27, 2015 was $0.2 million at fair value since the amount of $0.4 million has been converted to our common shares. As of the date of this report, the outstanding balance is $0.1 million.

On December 14, 2015, the holder of 8% note dated August 18, 2014 entered into a note purchase agreement with Toledo Advisors LLC, whereby Toledo Advisors LLC acquired a portion of $0.3 million of the note. The new 8% note has the same clauses as the 8% note dated August 18, 2014 and has maturity date December 14, 2016. We determined the fair value for the 8% notes using the discount share conversion price of 35%, at $0.5 million at assignment date December 14, 2015. As of each of the date of this report and December 31, 2015, the outstanding balance of the 8% note dated December 14, 2015 is $0.5 million at fair value.

(4)          12% Convertible Debentures and Notes

On May 14, 2014, we issued a promissory note to Pallas Management LLC for up to $5 million. Borrowings under this promissory note bear a fixed interest rate of 12% per annum on the unpaid principal balance. The promissory note has a maturity date of November 30, 2014, which was amended on November 14, 2014 to mature on November 30, 2015. This unsecured convertible note is converted into common shares at a conversion price 80% the average of the closing prices for the 10 trading days immediately prior but not including the date of issuance of the shares. Because the note is convertible into a variable number of shares, the Note is required to be carried at fair value pursuant to ASC 480 Fair value is determined by dividing the principal amount of $5 million by 80%, being $6.3 million. On November 30, 2015, the promissory note matured and as of the date of this report the full amount remains outstanding.

(5)          10% Notes

During August and September 2014, we issued three convertible notes to each of Oppenheim & Co. Limited, Oppenheim Capital Ltd and Cheyenne Holding Ltd, for up to $2.2 million, $2.5 million and $1.3 million, respectively. These notes, at anytime upon demand or at maturity date on August 2016 and September 2017, respectively, are payable in Company’s common shares. The number of shares to be issued shall be determined by dividing the amount payable by the trading price of the common shares prior to the date of the issuance of the shares. Borrowings under these 10% notes bear a fixed interest rate of 10% per annum on the unpaid principal balance and any accrued and unpaid interest is due and payable in quarterly installments with the final installment to be paid on the maturity date. Each of the 10% notes with Oppenheim Capital Ltd and Cheyenne Holding Ltd were amended to be secured with one of our vessels, the Newlead Castellano. During 2014, the amount of $0.3 million was paid in cash in respect of the Cheyenne Holding Ltd. 10% note. On March 3, 2015, we signed an addendum with Cheyenne Holding Ltd., in order to defer the payment of the accrued interest on the maturity date of the note. On March 16 and November 18, 2015, we signed two addenda with Oppenheim Capital Ltd. in order to (a) defer the payment of the accrued interest on the maturity date of the note, and (b) to provide for a sale warranty upon the holder of the note up to 20% of the monthly dollar volume of our common stock per month.

On March 16, 2015, we signed an addendum with Oppenheim & Co. Limited in order to defer the payment of the accrued interest on the maturity date of the note. On May 26, 2015, the amount of $1.2 million of the convertible note of Oppenheim & Co. Limited was assigned to Labroy Shiptrade Limited. Borrowings under this convertible note bear a fixed interest rate of 10% per annum on the unpaid principal balance. The 10% convertible note has a maturity date August 1, 2016. This 10% convertible note is convertible into common shares at a conversion price of the closing price of the trading date immediately prior but not including the date of issuance of the shares. The note includes true up liability for a period of five years and a sale warranty upon the holder to sell up to 20% of the monthly dollar volume of our common stock per month. The note is secured by one of our vessels, the Newlead Castellano. Following the aforementioned assignment of $1.2 million, the balance of $0.1 million of the Oppenheim & Co. Limited 10% note was exchanged with 100 Series A-1 Preference shares.

As of the date of this report and as of December 31, 2015, the 10% notes balance consisted of $1.5 million of the 10% note with the holder Ray Capital Inc, $1 million of the 10% note with the holder Cheyenne Holding Ltd, $2.5 million of the 10% note with the holder Oppenheim Capital Ltd and $1.2 million of the 10% note with the holder Labroy Shiptrade Limited.

On January 8, 2016, we received a notice of default by the noteholder Ray Capital Inc. On April 19, 2016, the vessel Newlead Castellano was served with a warrant of arrest by the noteholders Ray Capital Inc, Cheyenne Holding Ltd, Oppenheim Capital Ltd and Labroy Shiptrade Limited. As of the date of this report, the vessel Newlead Castellano remains arrested at the port of Georgia in Savannah until the matter in dispute is resolved amicably between the concerned parties.

(6)          VPP Note

Pursuant to a unit purchase agreements on December 9, 2013, we issued two notes each to Pallas Holdings LLC and Pallas Highwall Mining LLC, for $6 million and up to $24 million, respectively.

The $6 million promissory note was due and payable in one balloon installment on October 21, 2013; the said note was fully paid in cash in June 2014 under the December Settlement Agreement. In relation to the $24 million senior secured note, $10 million of principal on the senior secured promissory note was paid at the closing through the issuance of one share of our common stock. Immediately following the closing, the balance on the senior secured note was $14 million, which amount is payable in quarterly installments commencing on December 31, 2013, with each quarterly payment to be of the principal amount of $2.8 million, plus accrued but unpaid interest thereon. As of the date of this report and as of December 31, 2015, the outstanding balance was $8.0 and $8.2 million, respectively.

(7)          Other Notes

On February 26, 2015, we received an amount of $4.3 million pursuant to a share sales and purchase agreement dated December 31 2014 (the “TCA SPA”), with an effective date on February 26, 2015. According to the TCA SPA, a senior secured convertible redeemable debenture was signed with TCA Global Credit Master Fund, LLP with a maturity date of February 24, 2017. The senior secured convertible redeemable debenture is payable in immediately available and lawful money of United States dollars by no later than February 24, 2017. The senior secured convertible redeemable debenture can be also converted in an amount of shares equal to the converted amount divided by 85% of the average daily volume weighted average price of our common stock during the five trading days immediately prior to the conversion date. In the event that our common stock is traded on NASDAQ, NYSE MKT or NYSE, then the percentage shall be 95%. Borrowings under this senior secured convertible redeemable debenture bear a fixed interest rate of 10.5% per annum on the unpaid principal balance. Part of the specific senior secured convertible redeemable debenture has been used for the repayment of the loan facility with Natixis in respect of the Sofia. Because the note is convertible into a variable number of shares, the Note is required to be carried at fair value pursuant to ASC 480 Fair value is determined by dividing the principal amount of $4.3 million by 85%, being $5 million. In addition, we have issued with the same third party three senior secured convertible redeemable debentures of the aggregate amount of $1.8 million with duration of 12, 18 and 24 months respectively, as consideration of investment, banking and advisory services. The three senior secured convertible redeemable debentures may be converted in an amount of shares equal to the converted amount divided by 85% of the average daily volume weighted average price of our common stock during the five trading days immediately prior to the conversion date. In the event that our common stock is traded on NASDAQ, NYSE MKT or NYSE, then the percentage shall be 95%. Borrowings under this senior secured convertible redeemable debenture bear a fixed interest rate of nil per annum on the unpaid principal balance.

Because these notes are convertible into a variable number of shares, these notes are required to be carried at fair value pursuant to ASC 480 Fair value is determined by dividing the principal amount of $1.8 million by 85%, being $2.1 million. Amounts drawn under TCA Global Credit Master Fund, LLP is secured by first priority mortgage on Sofia and vessel-owning subsidiary. On March 02, 2016, we issued an extension debenture of the amount $0.4 million to TCA Global Credit Master Fund LP with maturity date March 02, 2017. This extension debenture is issued pursuant to the second paragraph of clause 1.01 of the $0.6 million senior secured convertible redeemable debenture with TCA Global Credit Master Fund LP with maturity date February 24, 2016. The extension debenture accumulated all the obligations under the $0.6 million senior secured convertible redeemable debenture with maturity date February 24, 2016, true up clause and unconverted principal, to this new extension debenture.

On March 2, 2015, we issued an unsecured convertible note of the amount of $0.2 million to a third party in consideration of past due services. The maturity date of the unsecured convertible note is March 2, 2016. Borrowings under this unsecured convertible note bear a fixed interest rate of 2% per annum on the unpaid principal balance. The unsecured convertible note can be converted into our common shares in an amount of shares equal to the converted amount divided by the closing price the trading date immediately prior to the date of issuance of shares. The third party has converted the full amount of the prinicipal of $0.2 million into 281,019 common shares including interest. This note contains a true up liability clause and as a result, the third party requested additionally 500,000 common shares in order to collect the amount of $0.2 million including interest. The remaining true up liability of $0.1 million including accrued interest, is included in financial instruments measured at fair value.

Sale and Lease back

On March 10, 2014, we signed a memorandum of agreement with an unrelated third party (as amended on April 30, 2014 and May 19, 2014) to acquire the Newlead Albion for a total purchase price of $18.3 million. Pursuant to the memorandum of agreement we paid an initial deposit of $4.4 million. On May 12, 2014, we agreed to the sale of the vessel Newlead Albion to HandyMar AS and the immediate leaseback of the vessel by NewLead. Total consideration received for the sale and leaseback was $13.9 million. The bareboat leaseback charter period, which started on May19, 2014, is five years. We retain a call option to buy the vessel back for approximately $13.5 million in cash at the end of the lease term. We accounted for the sale and leaseback as a capital lease and recorded a leased asset and lease obligation of $14.1 million representing the present value of the minimum lease obligation. We concluded that it has retained substantially all of the benefits and risks associated with the Newlead Albion and has treated the transaction as a financing, resulting in an immediate loss of $0.5 million (as the fair value of the vessel was below its carrying amount). As of the date of this report and as of December 31, 2015, the outstanding lease obligation was $13.6 million and $13.7 million, respectively.

On March 10, 2014, we signed a memorandum of agreement with an unrelated third party (as amended April 30, 2014), to acquire Newlead Venetico for the purchase price of $18.5 million. Pursuant to the memorandum of agreement we paid an initial deposit of $4.6 million. On May 12, 2014, we agreed to the sale of the vessel Newlead Venetico and the immediate leaseback of the vessel by NewLead. Total consideration received for the sale and leaseback was $13.9 million and the bareboat leaseback charter period, which started on July 25, 2014, is five years. We retain a call option to buy the vessel back for approximately $13.5 million in cash at the end of the lease term. We accounted for the sale and leaseback as a capital lease and recorded a leased asset and lease obligation of $14.1 million representing the present value of the minimum lease obligation. We concluded that it has retained substantially all of the benefits and risks associated with the Newlead Venetico and has treated the transaction as a financing, resulting in an immediate loss of $0.6 million (as the fair value of the vessel was below its carrying amount). As of the date of this report and as of December 31, 2015, the outstanding lease obligation was $13.7 million.

During 2015, we defaulted on the payments of bareboat charter hires. Since the owners of the aforementioned vessels, as a result of our default, have the right, to demand payment of the outstanding bareboat charter hire and terminate the bareboat charter agreements at any given time, we reclassified our long term lease obligations as current liabilities in its consolidated balance sheet. As of the date of this report, HandyMar AS have not exercised their remedies. However, there can be no assurance that HandyMar AS will not change its stance at any point of time and withdraw the vessels from the service of the Company.

Finance Leases

On October 23, 2014 and November 13, 2014, we executed two bareboat charter agreements for the vessels Ioli and Katerina L with Frourio Compania Naviera S.A. and Flegra Compania S.A., respectively. We have a purchase option to buy the vessel at any time during the charter and we have the obligation to buy the vessels at the end of the charter. The bareboat charter agreements mature on October 16, 2018. The minimum lease payments were $5.4 million for the Katerina L and $5.4 million for the Ioli, which do not exceed the fair value of the vessels. We concluded that it has retained substantially all of the benefits and risks associated with such vessels and has treated the transactions as financings.

The hire payment under the bareboat charter agreements is to cover the vessels’ owners’ interest obligations to the vessels’ mortgagee bank. As such, the interest is due and payable in installments on a quarterly basis in arrears on the dates corresponding to the vessels’ loan repayment dates of the loan agreement between Frourio Compania Naviera S.A. and Flegra Compania S.A and the mortgagee bank. During 2015 and as of the date of this report, we have defaulted in the payment of the bareboat charterhire. Since the vessels’ Owners have the right to demand the repayment of the outstanding hire payments and/or terminate the applicable bareboat charter agreements as a consequence of non-payment, the Company reclassified its long term lease obligations as current liabilities in its consolidated balance sheet. The vessels’ Owners have not exercised their remedies as of yet; however, they could change their stance at any time. As such, there can be no assurance that the vessels will be available for use by the Company.

EBITDA  and  adjusted  EBITDA  reconciliation  to  Net Loss

EBITDA represents net loss from continuing operations before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items, including provisions for doubtful receivables, provisions for claims, changes in fair value of derivatives, impairment losses, share-based compensation expenses, loss on extinguishment of convertible notes, loss from sale and lease back transactions and restructuring expenses. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which our performance can be assessed and each presents useful information to investors regarding our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

	Year Ended Ended December 31, 2015	Year Ended Ended December 31, 2014	Year Ended Ended December 31, 2013

ADJUSTED EBITDA RECONCILIATION (amounts in thousands)
Net loss attributable to NewLead Holdings' Common Shareholders	$(97,147)	$(100,223)	$(158,232)
Plus: (Gain) / Loss from discontinued operations	57,308	17,850	60,876
Plus: Guaranteed dividends for preference shares	235	35,052	-
Plus: Net (loss) / income attributable to the noncontrolling interest	(1,029)	(176)	8
Loss from continuing operations	(40,633)	(47,497)	(97,348)
PLUS:
Net interest expense	20,474	5,870	42,668
Depreciation and amortization expense	6,152	3,789	2,806
EBITDA	$(14,007)	$(37,838)	$(51,874)
Straight line revenue	477	(302)	(175)
Provision for doubtful receivables	2,563	2,249	-
Provision for claims	365	(52)	-
Impairment losses	1,214	209	-
Gain on extinguishment of liabilities, net	(3,424)	-	-
Loss on sale from vessels and other fixed assets, net	177	-	-
Loss on sale and leaseback transaction	-	1,150	-
Change in fair value of financial instruments	127	5,231	(262)
Share based compensation	14,156	23,402	25,193
ADJUSTED EBITDA	$1,648	$(5,951)	$(27,118)

EBITDA loss for the year ended December 31, 2015 was $14.0 million, compared to EBITDA loss for the year ended December 31, 2014 of $37.8 million. Adjusted EBITDA for the year ended December 31, 2015 was gain of a $1.6 million, representing EBITDA before non-cash items such as $14.2 million of share-based compensation expenses, an impairment loss of $1.2 million, provision for doubtful receivables and claims of $2.9 million, loss in fair value of financial instruments in the amount of $0.1 million, $3.4 million from gain on extinguishment of liabilities, net, $0.1 million from loss on sale from vessels and other fixed assets and $0.4 million from straight line revenue. Adjusted EBITDA for the year ended December 31, 2014 was a loss of $5.9 million, representing EBITDA before non-cash items such as $23.4 million of share-based compensation expenses, a loss from sale and lease back transactions of $1.1 million, an impairment loss of $0.2 million, provision for doubtful receivables and claims of $2.2 million, loss in fair value of financial instruments in the amount of $5.2 million and $0.3 million from straight line revenue. This decrease in Adjusted EBITDA was attributable primarily to increase in our fleet.

EBITDA loss for the year ended December 31, 2014 was $37.8 million, compared to EBITDA loss for the year ended December 31, 2013 of $51.9 million. Adjusted EBITDA for the year ended December 31, 2014 was a loss of $5.9 million, representing EBITDA before non-cash items such as $23.4 million of share-based compensation expenses, a loss from sale and lease back transactions of $1.1 million, an impairment loss of $0.2 million, provision for doubtful receivables and claims of $2.2 million, loss in fair value of financial instruments in the amount of $5.2 million and $0.3 million from straight line revenue. Adjusted EBITDA for the year ended December 31, 2013 was a loss of $51.9 million, representing EBITDA before non-cash items such as $25.2 million of share-based compensation expenses, $0.1 million from straight line revenue, and loss in fair value of financial instruments in the amount of $0.2 million. This decrease in Adjusted EBITDA loss was attributable primarily to selling, general and administration expenses that existed during 2013, which mainly referred to various consultation fees of $18.9 million in relation to our efforts to implement our business plan, a major part of which is our vertical integration strategy.

C.            Research and Development, Patents and Licenses

Not applicable.

D.            Trend information

Please refer to “Item 5A.-Operating and Financial Review and Prospects-Operating Results” and “Item 4B.-Information on the Company- Business Overview” for a discussion of significant and/or material recent trends.

E.            Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F.            Tabular Disclosure of Contractual Obligations

As of December 31, 2015, our significant existing contractual obligations and contingencies consisted of our obligations as a borrower under our loan facility agreements, our convertible notes, our rental agreements, our business acquisition obligations our warrant obligations our Series A-1 and B Preference shares obligations, our advisory agreements, our other current liabilities and under lease agreements.

(in 000's USD)	Payment Due by Period
Contractual obligations	Total	Less than a year	1-3 years	3-5 years	More than 5 years

Debt obligation (1)	$67,947	$48,797	$3,800	$15,350	$-
Interest payments (2)	29,586	12,072	6,421	5,459	5,634
Rental agreements (3)	2,083	233	624	818	408
Lease obligations (4)	37,219	37,219	-	-	-
Business acquisition obligations (5)	5,026	5,026	-	-	-
Warrant liability (6)	2,035	2,035	-	-	-
Series A-1 Preference shares (7)	28,270	28,270	-	-	-
Series B Preference shares (7)	35,317	35,317	-	-	-
Financial Instruments	10,067	10,067	-	-	-
Advisory Agreements (8)	8,843	3,300	5,543	-	-
Convertible Notes (9)	90,849	21,691	6,658	-	62,500
Total	$317,244	$203,999	$23,076	$21,627	$68,542

Notes:

(1)           Refers to our obligations to repay the indebtedness outstanding as of December 31, 2015, (including long-term debt) based on the information obtained during the period ending on the date of this report. For the amendments refer to “Item 5. Operating and Financial Review and Prospects-Recent Developments” and “-Liquidity and Capital Resources” for a summary of the amendments.

(2)           Refers to our expected interest payments over the term of the indebtedness outstanding (including convertible notes) as of December 31, 2015, assuming the respective interest rate of each long -term debt loan or convertible note.

(3)           Refers to our obligations under the rental agreements for office space based on the information obtained during the period ending the date of this report.

(4)           Refers to our capital and sale and lease back obligations included interest based on the information obtained during the period ending the date of this report.

(5)           Refers to our obligations under the sale and purchase agreement dated October 23, 2014, as amended November 24, 2014 with Thalassa Holdings SA.

(6)           Refers to warrants issued to our employees and consultants in the approximate amount of $7.7 million for bonuses payable for the years 2013, 2012 and 2011. On November 24, 2015, the employees exchanged warrants in the aggregate amount $5.7 million for Series B Preference Shares in the approximate aggregate amount of $5.7 million.

(7)           On November 24, 2015, the employees exchanged warrants in the approximate amount of $5.7 million for the bonuses payable for the years 2013, 2012 and 2011 for Series B Preference Shares approximate aggregate amount of $5.7 million. Moreover, for the years 2014 and 2015, Series B Preference Shares were issued in the approximate aggregate amount of $12.7 million. On November 24, 2015, noteholders and vendors exchanged their receivable for Series A-1 Preference shares.

(8)           On October 13, 2015, we signed an advisory agreement with Pallas Consulting LLC in order to provide various services to us with respect to coal operations. As a result of the reduction of the VAG purchase price, the Company had a receivable of $6.6 million. As consideration for services to be provided until December 31, 2020, the yearly fee of $2.3 million is agreed to be paid in the form of the Company’s common stock, while the fees for the last two years will be set off against our receivable of $6.6 million.

(9)           Refers to our obligations to repay the convertible notes outstanding as of December 31, 2015, based on the information obtained during the period ending on the date of this report. For the amendments please refer to “Item 5. Operating and Financial Review and Prospects-Recent Developments” and “-Liquidity and Capital Resources” for a summary of the amendments.

Commitments

(i) Rental agreements

On January 1 and 11, 2016, we entered into two annual lease agreements with Terra Norma S.A. and Nouvelle Marine Ltd, respectively. The lease agreement entered into with Terra Norma S.A., which is controlled by Michail Zolotas, the Company’s President, Chairman, Chief Executive Officer and member of the Company’s Board of Directors, is in relation to office parking space at a monthly aggregate rate of approximately €1,540. The second lease agreement entered into with Nouvelle Marine Ltd is in relation to office parking space at a monthly aggregate rate of approximately €660.

The committed rent payments after the amendments in January 2016 are (in millions):

December 31, 2016	$0.2
December 31, 2017	0.2
December 31, 2018	0.4
December 31, 2019	0.4
December 31, 2020	0.4
Thereafter	0.4
$2.0

Advisory agreements

On October 13, 2015, we signed an advisory agreement with Pallas Consulting LLC in order to provide various services to the Company with respect to coal operations. We paid a retainer fee of $6.6 million during 2014, through the reduction in purchase price for VAG and the consideration of the services to be provided until December 31, 2020 will be for a yearly fee of $2.3 million. The yearly fee shall be payable at our option, in cash and/ or common stock by dividing the amount payable by the closing price for the trading day immediately prior the payment date. The advisory agreement contains a five year true up liability clause from the final consulting payment. The expense for the year ended December 31, 2015 of amount $0.6 million is included in discontinued operations.

On March 3, 2015, we signed an advisory agreement with Harmonia Shipping Management Inc in order to act as commercial advisor for the commercial operation and trading of five bitumen tankers. In consideration of the above services, we agreed to pay the fee of $0.4 million for the first year and $0.1 million per year from the second year through March 2, 2018. The fee is payable in common shares by dividing the amount payable by the closing price for the trading day immediately prior to the payment date.

(ii) Coal Sale Purchase Agreements (CPAs)

New Lead JMEG LLC, a joint venture affiliate, entered in April 2012 into two Coal Sale Purchase Agreements with a third party located in Kentucky, USA, to purchase thermal coal, which is used in power plants for electricity generation and other industrial uses. Pursuant to various communications, the third party is not in the position to meet its contractual obligations under the CPAs. As a consequence, we consider the agreements as terminated.

Recent Accounting Pronouncements

In February 2016, FASB issued an ASU that requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The amendments of the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The adoption of the new standard is not expected to have a material impact on our financial statements.

In January 2016, FASB issued an ASU that require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of the new standard is not expected to have a material impact on our financial statements.

In November 2015, FASB issued an ASU, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of the new standard is not expected to have a material impact on our financial statements.

In July 2015, FASB issued an ASU, which requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on our financial statements.

In April 2015, the FASB issued an ASU which requires that debt issuance costs be presented in the balance sheet as a direct reduction to the carrying amount of the associated debt liability, consistent with debt discounts. Currently debt issuance costs are recognized as an asset. The ASU is effective in the first quarter of 2016 and is required to be applied retrospectively. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on our financial statements.

In February 2015, the FASB issued the ASU 2015-02, Consolidation, Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered Variable Interest Entities, amends the criteria for determining if a service provider possesses a variable interest in a Variable Interest Entity and ends the deferral granted to investment companies for application of the Variable Interest Entities consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The adoption of this ASU did not have a material impact on our financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement, Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. The adoption of the new standard did not have a material impact on our financial statements.

G.	Safe Harbor

Refer to the section “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

As of May 24, 2016, set forth below are the names, ages and positions of our directors and executive officers and their respective terms of service to NewLead. Our board of directors is elected on a staggered basis, and each director elected holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The primary business address of each of our executive officers and directors is 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece,.

Name	Age	Position
Michail S. Zolotas	42	Class I Director and CEO since October 2009, Chairman since January 2013 and President since July, 2015
Spyros Gianniotis	56	Class III Director since October 2009 and Deputy Chairman since March 2013
Sae Jung Oh	61	Class II Director since December 2011
Panagiotis Skiadas	45	Class III Director since June 2005
Samuel Gulko	84	Class II Director since August 1, 2015
Eleni (Lena) Despotopoulou	35	Chief Financial Officer since July 1, 2015
Eleftheria Savvidaki	36	Corporate Secretary since July 1, 2015

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class I Director expires at our annual general meeting of shareholders (the “AGM”) in 2018, the term of the Class II Directors expires at our AGM in 2017 and the term of the Class III Directors expire at our AGM in 2016.

Set forth below is certain biographical information about each of these individuals.

Michail S. Zolotas

Director, Chairman and Chief Executive Officer

Michail S. Zolotas has longstanding experience in the shipping sector and has served as our Chief Executive Officer since October 2009 and as Chairman of the Board of Directors since 2013. He is a third generation ship owner with over 20 years of technical, operational and commercial experience. Throughout his career in the shipping industry, he has managed more than 120 vessels of all types and has built more than 50 newbuilding vessels in all major shipyards. Together with Mr. Nicholas G. Fistes, he founded GrandUnion Inc. in 2006, a private ship management company that had 27 vessels under management. Mr. Zolotas served as the Chief Executive Officer of GrandUnion Inc. until October 2009. He was also President of Newfront Shipping S.A., a shipping company which managed a fleet of more than 24 vessels. Mr. Zolotas was General Manager from 1999 until 2006 of Stamford Navigation Inc. During his time at Stamford Navigation Inc., Mr. Zolotas helped to expand the number of vessels under management to 40 vessels, with a fleet ranging from 17,000 dwt to 170,000 dwt. Mr. Zolotas joined Stamford Navigation Inc. as a superintendent engineer in 1997 in the technical management of Stamford Navigation Inc., supervising newbuildings and the repairs and conversion of the fleet in operation. Mr. Zolotas is a member of the Hellenic and Black Sea Mediterranean Committee of Bureau Veritas, China Classification Society Mediterranean Committee and Registro Italiano Navale Committee. From 2001 to 2007, he served on the board of the CTM Pool. Mr. Zolotas holds a B.E. in Mechanical Engineering from Stevens Institute of Technology in New Jersey, USA.

Spyros Gianniotis

Director and Deputy Chairman

Spyros Gianniotis has served as a member of our Board of Directors since October 2009. He has worked in various positions in major banks throughout Greece and the United States for over 24 years. From 1989 until 2001, Mr. Gianniotis held positions at Citigroup in Athens, Piraeus and New York. In 2001, Mr. Gianniotis became the Assistant General Manager, Head of Shipping at Piraeus Bank S.A. In 2008, Mr. Gianniotis became the Chief Financial Officer of Aegean Marine Petroleum Network Inc., a position he currently holds. Mr. Gianniotis holds a B.A. from Queens College, CUNY, an MSc from Maritime College, SUNY and an MBA from Wagner College. He joined NewLead’s Board of Directors in October 2009.

Panagiotis Skiadas

Director

Panagiotis Skiadas has served as a member of our board of directors since the closing of our initial public offering in June 2005. He is currently the Environmental and Climate Change Manager of VIOHALCO S.A., a holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 10% of Greece’s total exports. Within that role, Mr. Skiadas is responsible for all environmental and climate change issues as well as certain energy related matters. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed a similar role for a subsidiary of VIOHALCO, ELVAL S.A. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games in Athens in 2004. Mr. Skiadas holds a Bachelor of Science from the University of Florida and a Master’s degree in Engineering from the Massachusetts Institute of Technology in Environmental Engineering.

Sae Jung Oh

Director

Sae Jung Oh has served as a member of our board of directors since December 2011, He has been the Managing Director of Great Shipping Co. Inc., in Piraeus, Greece since 2013 and also the Managing Director of MJLF Athens, a subsidiary of MJLF & Associates, USA, a shipbroking company, since 2008. He is an active shipbroker in projects related to newbuildings, S&Ps and repair and conversion, covering both the technical and commercial scopes of interest with a broad experience in Europe, Asia and the United States. Mr. Oh is an appointed member of the National Unification Advisory Council of Korean with a two-year tenure. Mr. Oh has also served as Vice Chairman of the Korean Association of Greece. During his 28-year career with Hyundai Mipo Dockyard, Mr. Oh has been the representative of Hyundai Mipo Dockyard, Athens Branch from 1996 to 1999 and from 2003 to 2006 and the representative of Hyundai Mipo Dockyard, Singapore Branch since 1993. Mr. Oh commenced his career with Hyundai Mipo Dockyard in 1980 as a Ship Repair Engineer of the Machinery Division to become a Project Manager. Mr. Oh holds a Bachelor of Science in Mechanical and Thermal Engineering, from Hanyang University in Seoul, Korea.

Samuel Gulko

Director

Mr. Gulko has served on our Board of Directors since August1, 2015. Since October 2014, Mr. Gulko has served on the Board of Directors of Smith Micro Software, Inc., a NASDAQ-listed company that provides software and wireless solutions to the wireless telephone industry that also develops and sells proprietary computer software to the general public. Mr. Gulko serves as Chairman of Smith’s Audit Committee and as a member of its Compensation Committee. From July 1996 to September 2002, Mr. Gulko was a member of the Board of Directors as well as Chief Financial Officer, Vice President of Finance and Treasurer of Spectrum Pharmaceuticals, Inc., (formerly ‘‘Neotherapeutics, Inc.’’), another NASDAQ listed company engaged in the development of neurological drugs. Mr. Gulko brings to Company more than fifty (50) years of accounting and finance experience, including over twenty (20) years as an Audit Partner with Ernst & Young. Mr. Gulko holds a Bachelor’s degree in Accounting from the University of Southern California and attended the University of Maryland and Rutgers University.

Eleni (Lena) Despotopoulou

Chief Financial Officer

Lena Despotopoulou, previously Head of the Internal Audit Department of NewLead, has served as Chief Financial Officer of the Company since July 1, 2015. Mrs. Despotopoulou initially joined the Company in 2010 as Head of the Internal Audit Department after six years of experience in the internal audit and advisory services of PwC in Greece. Mrs. Despotopoulou has twelve years of experience in finance function effectiveness, internal audit and Sarbanes-Oxley Act compliance for shipping companies.

Eleftheria Savvidaki

VP Legal Affairs and Corporate Secretary

Eleftheria Savvidaki, VP Legal Affairs of NewLead since February 2015, was appointed the new Corporate Secretary of the Company on July 1, 2015. Mrs. Savvidaki has over thirteen years of experience in shipping law, particularly in corporate legal matters, corporate governance compliance for publicly traded companies, insurance and claims handling having held various positions as Company Secretary, claims handing and insurance manager. From 2007 until 2011, Mrs. Savvidaki has served as the Company Secretary of Goldenport Holdings Ltd., an LSE public company engaged in worldwide shipping transportation. Mrs. Savvidaki was the Legal Manager of a consulting firm in shipping, energy and trading industry segments and a Claims and Insurance Manager of a different established international shipping company.

B.	Compensation

We paid our officers and directors an aggregate compensation of approximately $0.54 million for the year ended December 31, 2015, $0.47 million for the year ended December 31, 2014 and $0.42 million for the year ended December 31, 2013. In addition, total share-based compensation costs for the year ended December 31, 2015 was $5.2 million. In addition, each director was reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. These reimbursed amounts were insignificant for the year ended December 31, 2015 and 2014.

On April 1, 2013, we granted and issued to Michail Zolotas 29,893 common shares, of which 40% vested upon issuance and the remaining 60% was vested as of November 1, 2013 pursuant to relevant resolutions adopted by the Company’s Compensation Committee on October 13, 2013. These shares were granted in recognition of the significant work performed by Michail Zolotas in connection with the restructuring of the Company. On April 1, 2013, pursuant to the terms of his employment agreement, we also issued 971 common shares to Michail Zolotas for his 2012 annual base salary, which vested upon issuance.

On January 1, 2013, we entered into an employment agreement with Michail Zolotas, which entitles Michail Zolotas to an annual base salary and an annual incentive bonus that is payable in our common stock.

For each year from 2013 through 2018, Michail Zolotas is entitled to an aggregate base salary of $1.5 million per year, which will be paid in advance and in common shares of the Company. The Company agreed to pay the annual base salary owed to Michail Zolotas for the year 2013 by May 30, 2013 and on May 31, 2013, one common share (5,083,769 common shares pre splits) were issued. The share price used for the calculation of the shares was the average closing price of the Company’s common stock for the last thirty trading days prior to the date on which the shares were delivered to Michail Zolotas. On January 7, 2014, pursuant to the terms of his employment agreement, we issued one common share (94,757 common shares pre splits) to Michail Zolotas for his 2014 annual base salary, which vested upon issuance. On January 10, 2014, one amendment to the employment agreement of Michail Zolotas was signed. Pursuant to the amended employment agreement, on March 11, 2014, we issued one additional common share (81,988 common shares pre splits) of the Company. In accordance to the amendment, every ninety days and for a period of two years following the date of the issuance of the additional shares, the Company were to perform true up exercises, whereupon if the shares trading price is less than the share price used to issued the salary shares, additional shares are to be issued. For the fiscal year 2014 and for each subsequent year, the share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 10 days prior to the date on which the shares are delivered to the Michail Zolotas. Pursuant to the terms of the amended employment agreements, for each year from 2013 until 2018, Michail Zolotas will also be entitled to an incentive bonus in a target amount of $4.5 million per year in the sole discretion of the board of directors, which will be paid in common shares or warrants. The share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 60 trading days prior to the date on which the target bonus is granted to Michail Zolotas. The target bonus for each performance period will be determined on an annual basis and based on such factors as the board and Michail Zolotas shall in good faith agree, such factors to be agreed no later than 60 days following the start of each performance period, except in the year 2013 where the target bonus of Michail Zolotas was granted on May 30, 2013. Each target bonus, if any, shall be paid on or before March 1 of the year following the performance period to which the bonus relates. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, Michail Zolotas is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement), he will be entitled to a cash payment equal to (i) twenty times his then-current base salary and (ii) twenty times his annual bonus for the prior year within 30 days following the effectiveness of the termination.

The bonus for the years 2011, 2012 and 2013 have been included in the true up exercise pursuant to an approval of the compensation committee. On May 12, 2014, 187 shares of the Company’s common stock were approved to Michail Zolotas as an incentive bonus for the years 2011 and 2012. On May 12, 2014, pursuant to the terms of his employment agreement, we issued 26 shares (18,769,827 common shares pre splits) of the Company’s common stock to Michail Zolotas for his 2014 annual base salary according the true up clause exercise, which vested upon issuance. On June 4, 2014, we issued 439 shares (6,579,813 common shares pre splits) of the Company’s common stock to Michail Zolotas, as an incentive bonus for the year 2013. On June 6, 2014 in respect to the bonus incentive 2011 and 2012 and pursuant to the true up clause exercise, we issued 625 shares (9,370,650 common shares pre splits) of the Company’s common stock to Michail Zolotas , which vested upon issuance. On September 23, 2014 in respect to the bonus incentive 2011, 2012 and 2013, we issued 148,649 shares (44,594,461 common shares pre splits) of the Company’s common stock to Michail Zolotas, which vested upon issuance. The Company issued 85,000 (25,500,000 common shares pre splits) and 1,581,667 shares (474,500,000 common shares pre splits) of common stock on July 10, 2015 and September 21, 2015, respectively, with regards to Michail Zolotas annual base salary for the year 2015.

The Board, following a Unanimous Written Resolution dated November 24th, 2015, authorised the exchange and settlement of $16.9 million, all the outstanding liabilities of the Company to Michail Zolotas effective of even date, with 16,930 Series B Preference Shares of the Company.

Pursuant to a Compensation Committee Unanimous Written Resolutions, the Company amended the Employment Agreement of Michail Zolotas with an effective date of January 1, 2016, so that his annual base salary be paid with Series B Preference Shares of the Company and without being entitled of any true-up adjustments.

C.	Board Practices

Board Classes

Our board of directors currently consists of five members. Our directors serve until their successors are appointed or they resign, unless their office is earlier vacated in accordance with our bye-laws or with the provisions of the BCA. Each of the directors has served in his respective capacity since their election. Mr. Michail S. Zolotas and Mr. Spyros Gianniotis were elected on October 2009, and Mr. Skiadas, Mr. Oh and Mr. Gulko June 2005, December 2011 and August 2015, respectively. Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class I Director expires at our annual meeting in 2018, the term of the Class II Director expires at our annual meeting in 2017 and the term of the Class III Directors expires at our annual meeting in 2016. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term.

Committees of the Board of Directors

We have established an Audit Committee comprised of our three independent directors responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The current members of our audit committee are Messrs. Spyros Gianniotis (Chairman), Panagiotis Skiadas, Samuel Gulko and Sae Jung Oh. We have also established a Compensation Committee comprised of four independent directors responsible for reviewing the compensation of our senior management, officers and directors. The current members of our Compensation Committee are Messrs. Sae Jung Oh (Chairman), Spyros Gianniotis, Samuel Gulko and Panagiotis Skiadas. We have also established a Governance and Nominating Committee comprised of four independent directors responsible for identifying candidates who are eligible to serve as members of the board of directors and considering matters of corporate governance generally. The current members of our Governance and Nominating Committee are Messrs. Panagiotis Skiadas (Chairman), Sae Jung Oh, Samuel Gulko and Spyros Gianniotis.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Refer to the information contained under “Item 7B.-Related Party Transactions” regarding transactions between us and any of our directors.

D.	Employees

Refer to “Item 4.-Information on the Company-Business Overview-Crewing and Employees”.

On September 6, 2013, we entered into severance agreements with certain of our key employees, executives and consultants, (the “Executives”) not including Michail Zolotas. If on or after the effective date of a change of control, the severance agreements are terminated without “cause”, or the Executive resigns for ”good reason”, the Executive will be entitled to its Accrued Obligations plus an amount agreed by the Compensation Committee depending on its position within the Company, ranging from $1.5 million to $5.0 million. As used in the Severance Agreements, “change of control” means: the Company undergoes a merger, reorganization or other consolidation in which the Board of Directors and/ or Shareholders of the Company remove Michail Zolotas from the board of directors and subsequently from his office as CEO/ Director and Chairman of the board of directors, or from the position held at the time, and terminate his employment with the Company with immediate effect.

On August 4, 2014, we issued warrants to our employees / consultants having an approximate value of $7.7 million for the bonus of year 2013, 2012 and 2011. On November 24, 2015, the employees exchanged warrants of having a value of approximately $5,656 with approximately 5,656 Series B Preference Shares.

On December 31, 2015, we authorised the issue of 12,731 Series B preference shares to our employees in the approximate amount of $12,731 with respect to the bonuses for the years 2015 and 2014.

E.	Share ownership

The following table sets forth information with respect to the beneficial ownership of our common and preference shares as of the date of this report for:

•	each of our directors and executive officers who beneficially own our shares; and
•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of common and preference shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants, preference shares or convertible securities held by each such person that are exercisable or convertible within 60 days of May 24, 2016 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 62,522,491 common shares outstanding as of May 24, 2016, 2,825 Series A-1 Preference Shares as of May 24, 2016 and 36,817 Series B Preference Shares as of May 24, 2016, respectively. None of the shares set forth in the table below as being beneficially owned by these shareholders have voting rights that differ from the shares of the same class of any other shareholder. Unless otherwise specified, the business address of each of the individuals set forth below 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece.

Unless otherwise indicated, NewLead believes that all persons named in the table have sole voting and investment power with respect to all common shares and preference shares beneficially owned by them.

Identity of Person or Group	Number of Series A-1 Preference Shares	Percentage	Number of Series B Preference Shares	Percentage	Number of Common Shares	Percentage

Executive Officers and Directors
Michail S. Zolotas (1)(2)(3)(4)	101	3.6%	26,430	71.8%	1,983,364	3.2%
Eleni (Lena) Despotopoulou	0	*	955	2.6%	8	*
Spyros Gianniotis	0	*	1,443	3.9%	37	*
Sae Jung Oh	0	*	1,262	3.4%	20	*
Samuel Gulko	0	*	209	*	0	*
Panagiotis Skiadas	0	*	1,443	3.9%	0	*
Directors and Executive Officers as a Group (1)(2)(3)(4)	101	3.6%	31,742	85.6%	1,983,429	3.2%

*              Less than one percent

(1)           Includes 60, 4 and 37 Series A-1 Preference Shares beneficially owned by Aurora Properties Inc. (“Aurora”), Terra Norma S.A. (“TN”) and Terra Stabile S.A.(“TS”), respectively, each of which are affiliated to Michail Zolotas. The address for each of Terra Stabile A.E. and Terra Norma A.E. is 9, Krevata Street, 18538, Piraeus, Greece and the address for each of Sun Anchor Shipholding S.A. and Aurora Properties Inc. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.

(2)           Includes 1 common share beneficially owned by Focus Maritime Corp., a Marshall Islands corporation. Focus Maritime Corp. is wholly-owned by Michail Zolotas. Focus Maritime Corp.’s business address is Krevvata 9, 185 38 Piraeus, Greece.

(3)           Includes 1 common share beneficially owned by Grandunion, a Marshall Islands corporation, which is controlled by Michail Zolotas, who owns 100% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, 185 38, Piraeus Greece.

(4)           Includes an aggregate of 155,663, 1,406 , 95,846 and 1,581,667 common shares beneficially owned by Terra Stabile A.E., Terra Norma S.A., Aurora Properties Inc., and Sun Anchor Shipholding S.A., each of which are affiliated with Michail Zolotas. The address for each of Terra Stabile A.E. and Terra Norma A.E. is 9, Krevata Street, 18538, Piraeus, Greece and the address for Sun Anchor Shipholding S.A. and Aurora Properties Inc. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.

Item 7. Major Shareholders and Related Party Transactions

A.            Major Shareholders

As of May 24, 2016 based on 62,522,491 common shares outstanding as of such date, to our knowledge, there is beneficial owner of more than 5% of our outstanding common shares, i.e. Pallas Holdings LLC of Delaware which holds 5.438%, although we do have outstanding notes and agreements that are convertible into our common shares. Some of the notes and agreements contain provisions which restrict the conversion of such note or agreement to no more than 4.99% of our outstanding common shares at the time of such conversion. For those notes and agreements that do not contain such 4.99% beneficial ownership blocker, they could be convertible into 5% or more of our outstanding common shares, but the conversion prices are based on a formula which is based on the market price at the time of conversion. As of May 24, 2016, the following notes and agreements are outstanding and are convertible into common shares pursuant to their respective conversion provisions, which conversion formula is based on the market price at the time of such conversion and certain of the notes and agreements contain provisions for the issuance of additional common shares depending on the sale price of the shares received upon conversion:

i.              Prime Shipping Holding Ltd. Note, dated August 29, 2013, in the principal amount of $50 million

ii.             Pallas Highwall Mining, LLC. Note, dated December 9, 2013, in the principal amount of $24 million

iii.            Pallas Management LLC Note, dated May 14, 2014 in the principal amount of $5 million

With respect to the beneficial ownership of the preference shares, as of May 24, 2016, there are three beneficial owners holding more than 5% of the outstanding of the Series A-1 Preference Shares, specifically, F&S Capital Partners Ltd holds approximately 33.8%, Tiger Maritime Holdings Ltd hold approximately 24.8% and NM Dauphin & Company Limited hold approximately 18.9%. While out of the outstanding of 36,817 of the Series B Preference Shares, Michail Zolotas holds 71.88% of the total outstanding, thus making him the only beneficial owner who holds over 5% of the total outstanding of the Series B.

B.            Related Party Transactions

Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Terra Stabile S.A./Terra Norma S.A.

We lease office space as well as warehouse space in Piraeus, Greece from Terra Stabile, which is controlled by Michail Zolotas, the Company’s President, Chairman, Chief Executive Officer and member of the Company’s Board of Directors. In November 2009 and February 2010, we and Terra Stabile entered into a 12-year lease agreement in relation to the office space, which were amended during January 2015 regarding the monthly rent for the years of 2015, 2016 and 2017 and on April 28, 2010, we and Terra Stabile entered into a 12-year lease agreement for the warehouse space, which was also amended during January 2015 regarding the monthly rent for the years of 2015, 2016 and 2017. In January 2015, we entered into annual lease agreements with Terra Norma and Terra Stabile, which are also controlled by Michail Zolotas in relation to office parking. Total rent for the years ended December 31, 2015, 2014 and 2013 was approximately $0.2 million, $0.3 million and $0.3 million, respectively. On August 19, 2015, we issued 141,667 common shares in order to settle amount of $0.1 million in respect of a new settlement agreement signed on June, 1, 2015. On November 24, 2015, we issued 41 Series A-1 Preference shares in order to settle the true up clause obligations of 2013 liabilities with Terra Stabile and Terra Norma. During the year ended December 31, 2014, we issued, according to their respective settlement and subscription agreements, an aggregate of 15,401 common shares which vested upon issuance, to settle true up clause obligations of 2013 liabilities with Terra Stabile and Terra Norma. During the year ended December 31, 2013, we issued, according to their respective settlement and subscription agreements, an aggregate of one common share which vested upon issuance, to settle outstanding liabilities of $416 with Terra Stabile and Terra Norma.

Aurora Properties Inc.

On November 24, 2015, we authorized to issue 60 Series A-1 Preference shares in order to settle the true up obligations of 2013 and 2012. During the year ended December 31, 2014, we issued 10,287 common shares to settle true up clauses liabilities of 2013 and 2012. During the year ended December 31, 2013, we issued one common share to settle $0.54 million for various administrative services provided by Aurora Properties Inc., which is directed by Michail Zolotas, the President, Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors.

Affiliates

On April 11, 2012 we established New Lead JMEG LLC, through one of our wholly-owned subsidiaries, NewLead Holdings (US) Corp with J Mining & Energy Group, Inc. as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. We have joint control with J Mining & Energy Group, Inc. of New Lead JMEG LLC and is entitled to and is liable for the total net assets of the joint venture. In any and all contracts relating to coal mining and sales of coal in the United States, under the joint venture operations, Jan M. Berkowitz, the President and Chief Executive Officer of J Mining & Energy Group, Inc., was nominated, constituted and appointed with full power during 2012 to execute and legally bind to act on behalf of us in the negotiation of deals related to coal-bearing properties in the United States.

On October 12, 2015, Mr. Jan M. Berkowitz, filed a voluntary petition for relief in the United States Bankruptcy Court for the Western District of North Carolina under Chapter 11 of Title 11 (the “Bankruptcy Code”) of the United States Code. Furthermore, pursuant to Section 362 of the Bankruptcy Code, the filing of the petition stays, among other matters, the initiation or continuation of judicial, administrative, or other actions or proceedings against the Debtor or any act to obtain possession of or exercise control over property of Jan M. Berkowitz.

Item 8. Financial Information

A.            Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings Against Us

From time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Current legal proceedings of which we are aware are as follows:

•              The charterers of the vessel MT Newlead Avra notified us in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)     Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo in New York in September 2007;

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

•              The charterers of the MT Newlead Fortune notified us in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

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

Joint Venture (26%) Contingencies

On June 21, 2013, New Lead JMEG LLC entered into a coal purchase agreement (the "CPA") with Transasia Commodities Limited ("Transasia") for a shipment of 110,000 metric tonnes of coal to be delivered on about mid July 2013. Transasia was presented to be “a UK based company focused on trading commodities in niche markets, including coal, crude oil and oil products, throughout the world. The company is also involved in production, processing, transportation, and storage of energy commodities”. New Lead JMEG LLC failed to provide the coal, thus admitted being in breach of the CPA and requested Transasia to present their damages so as to proceed with remuneration. The estimated lost profit according to Transasia was about $0.3 million, yet their consequential commercial damages were alleged to be in excess of $6.0 million. New Lead JMEG LLC was requested to agree to this amount despite the lack of evidence, failing which, proceedings would be commenced.

Transasia commenced proceedings before the Supreme Court of the State of New York against New Lead JMEG LLC, NewLead, NewLead Holdings (US) Corp., Mr. Zolotas and Mr. Jan Berkowitz, for nonperformance of the CPA. The requested amount of damages has measured to be $10 million, however, no evidence of damages are presented with any reasonable clarity.

By way of background, Transasia was incorporated on September 7, 2012 as Zif Energy (UK) Limited. It was sold and renamed to its present name and ownership on February 12, 2013, when it started trading. For the period to September 30, 2013 which was about the time of the New Lead JMEG LLC contract, TransAsia Commodities reported a turnover of $0.1 million and a net accumulated loss of GBP 134,635. No other revenue was reported and on the December 18, 2014 that company was placed into voluntary liquidation, having remained active for a total of 674 days.

Two months before Transasia’s filing for liquidation, on September 19, 2014, a similar company named “Transasia Commodities Investment Corp Ltd” was incorporated and on October 10, 2014 was renamed to “Transasia Commodities Investment Ltd” (“new Transasia”). By way of a deed of assignment dated November 7, 2014 and with the liquidators’ approval, Transasia has sold to the new Transasia all its rights to the claim against New Lead JMEG LLC et al at an amount of GBP 10,000 and 25% of all sums that may be recovered after deduction of all legal costs incurred in conducting these proceedings. To date, we have incurred legal costs in excess of $1.5 million to defend this case.

The Company does not anticipate any amount in excess of the amount accrued, to be material to the financial statements, for possible loss related to this claim.

Dividend Policy

On September 12, 2008, we determined to suspend payment of our quarterly dividend in cash, effective immediately. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our credit facility agreements, and those created by Bermuda law. We do not intend to declare a dividend in the foreseeable future.

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

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than its liabilities. If the realizable value of our assets decreases, in order for us to pay dividends, we may require our shareholders to approve resolutions reducing our additional paid in capital account by transferring an amount from such account to our contributed surplus account.

B.            Significant Changes

Not applicable.

Item 9. The Offer and Listing

A.            Offer and Listing Details

Currently, our common shares are quoted in the OTC Pink under the symbol “NEWLF”.

The following table sets forth, for the periods indicated, the reported intra-day high and low market prices of our common shares as currently quoted on the OTC Pink, since November 25, 2015 and prior on the OTC Grey Markets, since July 22, 2014, and prior to such time on the NASDAQ Global Select Markets. The following prices reflect the 1 for 12, the 1 for 15, the 1 for 3, the 1 for 10, the 1 for 50, the 1 for 50 and 1 for 300 alterations of share capital on August 3, 2010, on October 17, 2013, on December 6, 2013, on March 6, 2014, on May 15, 2014 on July 15, 2014 and March 4, 2016, respectively.

On May 24, 2016, the closing price of our common shares was $0.0087.

	High	Low
For the Fiscal Year Ended December 31, 2011	$1,309,447,500	$155,242,500
For the Fiscal Year Ended December 31, 2012	$1,765,057,500	$104,617,500
For the Fiscal Year Ended December 31, 2013	$921,337,500	$8,550,000
For the Fiscal Year Ended December 31, 2014	$13,350,000	$6.00000
For the Fiscal Year Ended December 31, 2015	$12	$0.00030
For the Quarter Ended
March 31, 2014	$13,350,000	$1,140,000
June 30, 2014	$1,237,500	$3,450
September 30, 2014	$4,350	$18.30
December 31, 2014	$90	$5.580
March 31, 2015	$12.01	$1.952
June 30, 2015	$8	$0.45
September 30, 2015	$1.65	$0.30
December 31, 2015	$0.90	$0.00
March 31, 2016	$0.30	$0.001
For the Month Ended
November 30, 2015	$0.90	$0.03
December 31, 2015	$0.15	$0.00
January 31, 2016	$0.03	$0.015
February 29, 2016	$0.30	$0.021
March 31, 2016	$0.13	$0.001
April 30, 2016	$0.03	$0.002
May 31, 2016 (through May 24, 2016)	$0.05	$0.004

B.            Plan of Distribution

Not applicable.

C.            Markets

See “Item 9A.” above.

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the issue

Not applicable.

Item 10. Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum of Association and Bye-laws

The following description of our share capital summarizes the material terms of our Memorandum of Association and our bye-laws. Under our Memorandum of Association, as amended, our authorized capital consists of 500,000,000 preference shares, par value $0.01 per share, and 50,000,000,000 common shares, par value of $0.00001 per share.

Common Shares

Our Memorandum of Association was amended on August 26, 2009 to increase our authorized share capital to 1,000,000,000 common shares and 500,000,000 preference shares. By a Board Resolution dated February 17, 2015 the authorized common shares were increased to 50,000,0000,0000 (fifty billion) by the creation of 49,000,000,000 (forty nine billion) common shares of par value $0.01, such that the authorized share capital of the Company shall be $505,000,000 (five hundred five million) divided into 50,000,000,000 (fifty billion) of common shares of par value $0.01 and 500,000,000 (five hundred million) of preference shares of par value $0.01. Pursuant to a Board Resolution and written consent of a majority of our shareholders, in each case, dated January 28, 2016 the par value of the common shares was amended to $0.00001 through a second issued share capital reduction, subdivision and authorised share capital reduction which was effective under Bermuda law on March 28, 2016.

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

Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized preference shares, unless otherwise required by applicable law or listing requirements.

On March 4, 2014 (the “Effective Date”), we entered into a Share Subscription Agreement (the “SSA”) with Ironridge Global IV, Ltd. (“Ironridge”), and other related transaction documents, as defined therein related to the issuance of $25 million in convertible, including Series A Preference Shares (the “Preference Shares”), Promissory Notes and an Irrevocable Letter of Instruction dated March 4, 2014 (together the “Transaction Documents”). The consideration for issuance of the Preference Shares consisted partially of cash and the balance was paid through the issuance of a series of promissory notes in our favor, the repayment of which was expected to commence approximately 90 days after closing, subject to certain conditions, with nine monthly installments thereafter, in accordance with the provisions of the Agreement. The promissory notes bore interest at a rate of 1.0% per annum. Pursuant to the Certificate of Designations with respect to the Preference Shares (the “Certificate of Designations”), the Preference Shares accrued cumulative dividends at a rate equal to 10.75% per annum, subject to adjustment as provided in the Certificate of Designations. The dividends were payable in cash or our common shares (the “Common Shares”) at our option and upon conversion of the Preference Shares, such dividends have a guaranteed amount equivalent to dividend, meaning that Ironridge would be entitled tofor the period of seven years after the Effective Date. The Certificate of Designations also provides that, immediately upon the Effective Date, Ironridge has the right to convert the Preference Shares into Common Shares at a price of $25,000 per Common Share, subject to adjustment as set forth in the Certificate of Designations, provided the respective promissory note given as consideration for the issuance of the Preference Shares to be converted has been paid. On or after seven years from the Effective Date, we had the right to redeem the Preference Shares at the liquidation value of $10,000 per share (the “Liquidation Value”), plus accrued and unpaid dividends thereon. Prior to such time, we could redeem the Preference Shares at the Liquidation Value plus the guaranteed dividends amounts, less any dividends paid (the “Early Redemption Price”). Upon certain liquidation events occurring prior to the seven year anniversary of the Effective Date, we would redeem the Preference Shares at the Early Redemption Price. We received partial consideration of $2.5 million in cash at the closing of the transaction. The preference shares did not have any voting rights. Series A Preference Shares and its guaranteed dividend is related to equity classified preference shares. We issued 2,750 shares of our designated Series A Preference Shares to Ironridge Global IV Ltd, for the purchase amount of $25 million. Ironridge converted 750 preference shares into common shares. The Series A Preference Shares were redeemable at our election within seven years at a price equal to $10,000 per share. The holder of the preference shares shall have the right to convert the shares of preference shares into common stock prior to the scheduled maturity dates at a price of $25,000 per share of common stock

During 2014, we issued 31,149,301 common shares in relation to the conversion of preference shares and payment of the guaranteed dividend amount. The fair value of the shares issued for the guaranteed dividend amount was $35.1 million.

On December 11, 2014, we signed a settlement agreement and release (the “Settlement Agreement and Release”) with Ironridge whereupon the Transaction Documents were terminated with no further force and effect. As a result, the notes were cancelled and any share reserve accounts previously requested by Ironridge were cancelled, and the unconverted preference shares were surrendered by Ironridge to the Company.

Pursuant to the resolutions of our Board of Directors dated October 5, 2015, the Company created two classes of preference shares, designated as "Series A-1 Preference Shares" (the “Series A-1”) consisting of 7,000 Preference Shares of the Company with face value of United States Dollars ten thousand (US$ 10,000.00) and “Series B Preference Shares” (the “Series B”) consisting of 100,000 Preference Shares with face value United States Dollars one thousand (US$ 1,000.00). The terms and conditions of the Series A-1 Preference Shares are set out in the respective “Certificate of designations of preferences, rights and limitations of Series A-1 Preference Shares” and the terms and conditions of the Series B Preference Shares, as set out in the “Certificate of designations of preferences, rights and limitations of Series B Preference Shares”, both of which are dated November 24, 2015.

The Series A-1 will, with respect to dividend rights and rights upon liquidation, winding up or dissolution rank: (a) senior with respect to dividends to the Company’s common shares, (b) pari passu with respect to the rights of liquidation with the common shares, and (c) junior to all existing and future indebtedness of the Company. A holder of Series A-1 has the right to vote on all matters submitted to shareholders of the Company and shall be entitled to the number of votes for each Series A-1 share owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of common shares such Series A-1 are convertible into at such time (voting as class with common shares) but not in excess of 2.0% of the then outstanding common shares as of such record date or at such date a vote is taken or any written consent of shareholders is solicited, as applicable and when aggregated with the common shares owned by a holder of Series A-1 not in excess of 4.99%.The Series A-1 is convertible in Company’s common shares equal to the face value of ten thousand dollars multiplied by the number of the such Series A-1 divided by the applicable conversion price. The conversion price of Series A-1 is 300 dollars. In the event the Company issue additional common shares in a financing transaction for the sole purpose of which is to raise capital, at a price per share less than the conversion price then in effect, then the conversion price upon each such issuance shall be reduced to a price equal to the consideration paid for such additional common shares.

The Series B will, with respect to dividend rights and rights upon liquidation, winding up or dissolution rank: (a) pari passu with respect to the rights of liquidation with the common shares and the Series A-1, and (c) junior to all existing and future indebtedness of the Company. A holder of Series B has the right to vote on all matters submitted to shareholders of the Company and shall be entitled to the number of votes for each Series A-1 share owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of common shares such Series B are convertible into at such time (voting as class with common shares) but when taken in the aggregate with all holders of Series B, all such holders shall not in the aggregate vote in excess of 34% of the then outstanding common shares as of such record date or at such date a vote is taken or any written consent of shareholders is solicited, as applicable. However, when aggregated with the common shares owned by a holder of Series B not in excess of 4.99%.The Series B is convertible in Company’s common shares equal to the face value of one thousand dollars multiplied by the number of the such Series B divided by the applicable conversion price. The conversion price of Series B is 300 dollars. In the event the Company issue additional common shares in a financing transaction for the sole purpose of which is to raise capital, at a price per share less than the conversion price then in effect, then the conversion price upon each such issuance shall be reduced to a price equal to the consideration paid for such additional common shares.

Alteration of Share Capital

On October 17, 2013 and on December 6, 2013, a 1 for15 and a 1 for 3 reverse stock splits of our common shares were effected, respectively, after the approval by our Board of Directors and by written consent of the majority of our shareholders. The reverse stock splits consolidated every fifteen common shares and every three common shares respectively into one common share with par value of $0.01 per share. In addition, on March 6, 2014, consolidation of our common shares was effected at a ratio of a 1 for 10 after the approval by our Board of Directors and by written consent of the majority of our shareholders. Every ten common shares were consolidated into one common share, with a par value of $0.10 per share. In addition, on May 15, 2014 consolidation of our common shares was effected at a ratio of a 1 for 50 after the approval by our Board of Directors and by written consent of the majority of our shareholders such that every 50 common shares of par value $0.10 per share were consolidated into one common share of par value of $5.00 per share. By the approval of our Board of Directors and by written consent of the majority of our shareholders, a reduction of issued share capital was effected by way of cancelling paid-up share capital to the extent of $4.99 on each issued common share, so that the par value of the common shares be reduced to $0.01; such being effective as of June 14, 2014. In addition, on July 15, 2014 consolidation of our common shares was effected at a ratio of a 1 for 50 after the approval by our Board of Directors and by written consent of the majority of our shareholders. Every 50 common shares of par value of $0.01 were consolidated into one common share of par value of $0.50 per share. By the approval of our Board of Directors and by written consent of the majority of our shareholders, on October 24, 2014, a reduction in the par value of the common shares was effected from $0.50 to $0.01 by way of cancelling paid-up share capital to the extent of $0.49 on each issued common share. By the approval of our Board of Directors and by written consent of the majority of our shareholders, on January 28, 2016, a consolidation of the Company’s common shares was effected at a ratio of a 1 for 300 on March 4, 2016, following which a second reduction of the Company’s share capital was effected by reducing the par value of the common shares to $0.00001 by way of cancelling paid-up share capital to the extent of $0.00999 on each issued common share. There can be no assurance that we will not undertake further reverse splits or consolidations of our common shares subsequent to the filing of this report. With respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, as may be required by such securities where applicable, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio, 1:10 ratio, 1:50 ratio, 1:50 ratio and 1:300 ratio, for all periods presented. Due to such alterations in our share capital numbers of common shares, earnings per share, common shares obtainable upon conversion or exercise of convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The accompanying consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 including the notes to financial statements reflect the aforementioned alterations of our share capital.

Registration Rights

Certain of our shareholders have registration rights as described below.

We entered into a Registration Rights Agreement, dated August 20, 2012, with Focus Maritime Corp. in connection with a settlement agreement, dated the same date, for the settlement in common shares of our 7% Notes. The obligations of the Company to register shares expired since Focus no longer holds any shares has and does not have any outstanding interest arising under the 7% Notes.

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

We entered into a Registration Rights Agreement on June 20, 2012, as amended on April 10, 2013, with Piraeus Bank, in connection with a principal agreement, dated June 20, 2012, as amended on April 10, 2013, with Piraeus Bank. The obligations of the Company to register registrable shares expired since Piraeus Bank no longer holds any shares and does not have any outstanding interest arising under the principal agreement.

We entered into a Registration Rights Agreement on December 23, 2013, with Dominion Capital L.L.C, pursuant to a “Securities Purchase Agreement” dated December 23, 2013. The effectiveness period of this registration rights agreement ended at the time that Dominion held no registrable securities. On June 30, 2014, the Company received a release from Dominion Capital LLC and retired any outstanding interest and warrants associated with the Securities Purchase Agreement dated December 23, 2013 and related debenture.

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

On November 24, 2015, the Company issued Series A-1 Preference shares which accrue cumulative dividends at a rate of 8% per annum. Dividends will be payable with respect to any Series A-1 Preference Shares upon any of the following: (a) redemption of such shares; (b) conversion of such shares; and (c) when, as and if otherwise declared by the Board. Any calculation of the amount of such dividends accrued and payable will be made based on a 365-day year, annually.

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

Blank Check Preference Shares

Under the terms of our bye-laws, subject to applicable legal or listing requirements, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 preference shares with such rights, preferences and privileges as our board may determine of which the board has designated 7,000 Series A-1 Preference Shares and 100,000 Series B Preference Shares. Our board of directors may issue preference shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Share Subscription Agreement, dated as of March 4, 2014, between the Company and Ironridge Global IV, Ltd. Please refer to “Item 10. Additional Information-B. Memorandum of Association and Bye-laws-Preference shares” for a summary of certain contract terms.

Securities Purchase Agreement dated February 26, 2014, between the Company and F&S Capital Partners Ltd.

Securities Purchase Agreement, dated May 12, 2014, between the Company and Archangel Trading S.A.

Securities Purchase Agreement dated August 3, 2014, between the Company and F&S Capital Partners Ltd.

Securities Purchase Agreement dated August 17, 2014, between the Company and F&S Capital Partners Ltd.

Securities Purchase Agreement dated September 12, 2014, between the Company and Cheyenne Holding Ltd. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Exchange Agreement dated August 1, 2014, by and between the Company and Oppenheim & Co. Limited.

Unsecured Convertible Note dated August 1, 2014 made by the Company to Oppenheim & Co. Limited in the amount of $2,190,319.75.

Note Purchase Agreement dated May 14, 2014, by and between the Company and Pallas Management LLC. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Addendum no. 1 dated Nov. 14 2014 to the Promissory Note dated May 14, 2014, by and between the Company and PallasManagement LLC. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Unsecured Convertible Note dated January 14, 2015 made by the Company to F&S Capital Partners Ltd.

Securities Purchase Agreement dated December 31, 2014, by and between the Company and TCA Global Credit Master Fund, LLP. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Share Sale and Purchase Agreement dated October 16, 2014, by and between the Company, Thalassa Holdings SA and Newlead Tanker Acquisitions Inc.

Addendum no. 1 dated November 24, 2014, to the Share Sale and Purchase Agreement dated October 16, 2014, by and between the Company, Thalassa Holdings SA and Newlead Tanker Acquisitions Inc.

BIMCO Bareboat Agreement dated November 13, 2014 by and between the Company and Flegra Compania Naviera S.A. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

BIMCO Bareboat Agreement dated October 23, 2014 by and between the Company and Frourio Compania Naviera S.A. Please refer to “Item 5.-Operating and Financial Review and Prospects” for a summary of certain contract terms.

Exchange Agreement dated August 4, 2014, by and between the Company and Oppenheim Capital Ltd.

Unsecured Convertible Note dated August 4, 2014 made by the Company to Oppenheim Capital Ltd in the amount of $2,499,955.98

Exchange Agreement dated November 24, 2015 by and between the Company and Nereus Marine Services S.A.

Exchange Agreement dated November 24, 2015 by and between the Company and F&S Partners S.A.

Exchange Agreement dated November 24, 2015 by and between the Company and F&S Capital Partners Ltd.

Addendum No. 1 dated December 21, 2015 to the Exchange Agreement dated November 24, 2015 by and between the Company and F&S Capital Partners Ltd.

Exchange Agreement dated November 24, 2015 by and between the Company and Aurora Properties Inc.

Exchange Agreement dated November 24, 2015 by and between the Company and Terra Norma S.A.

Exchange Agreement dated November 24, 2015 by and between the Company and Terra Stabile S.A.

Exchange Agreement dated November 24, 2015 by and between the Company and KMA International S.A.

Exchange Agreement dated November 24, 2015 by and between the Company and Kossimar Holdings S.A.

Exchange Agreement dated November 24, 2015 by and between the Company and Commodity and Trading Co.

Exchange Agreement dated November 24, 2015 by and between the Company and NM Dauphin & Co. Limited.

Exchange Agreement dated November 24, 2015 by and between the Company and Tiger Maritime Holdings Ltd.

Exchange Agreement dated November 24, 2015 by and between the Company and Tiger Maritime Holdings Ltd.

Exchange Agreement dated November 24, 2015 by and between the Company and M&F Chartering S.A.

Addendum No. 1 dated November 24, 2015 to the Exchange Agreement dated November 24, 2015 by and between the Company, M&F Chartering S.A. and Bogi Investments Inc.

Exchange Agreement dated November 24, 2015 by and between the Company and Network 1 Financial Securities Inc.

Settlement Agreement dated November 24, 2015 by and between the Company and Network 1 Financial Securities Inc.

Settlement Agreement dated November 24, 2015 for Series A-1 Preference Shares by and between the Company and Adam Pasholk.

Settlement Agreement dated November 24, 2015 for Series A-1 Preference Shares by and between the Company and Damon Testaverde.

Assignment and Modification Agreement dated May 15, 2015 by and between the Company, F&S Capital Partners Ltd. and Atlas Long Term Growth Fund LLC.

Amendment No. 1 dated June 30, 2015 to the Unit Purchase Agreement dated December 9, 2013 by and between the Company, Coal Essence Prep Plant LLC. and Pallas Highwall Mining LLC.

Certificate of Designations of Preferences, Rights and Limitations of Series A-1 Preference Shares dated November 24, 2015.

Certificate of Designations of Preferences, Rights and Limitations of Series B Preference Shares dated November 24, 2015.

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

As an “exempted company”, we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including (among other things): (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for a term of not more than 50 years or (with the consent of the Minister of Economic Development of Bermuda granted in his sole discretion) land by way of a lease or tenancy agreement for a term of not more than 21 years in order to provide accommodation or recreational facilities for its officers and employees) unless expressly authorised by a Bermuda Act of Parliament; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Economic Development of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another “exempted company”, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except insofar as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Economic Development of Bermuda.

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

Bermuda Tax Considerations

As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions by us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares and distributions to us by our subsidiaries also are not subject to any Bermuda tax. The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, has given the Company assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to the Company or any of the Company’s operations, shares or other obligations until March 31, 2035.

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

The U.S. federal income tax consequences to a beneficial owner of shares of our common stock may vary depending upon such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of shares of our common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to such beneficial owners that are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding shares of our common stock as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding shares of our common stock through partnerships, trusts or other entities; beneficial owners of shares of our common stock that own 10% or more (by vote or value) of our outstanding capital stock; U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

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

In relation to the coal business which is subject to taxation in the U.S., as of December 31, 2015, we had net operating loss carryforwards available to offset federal and state taxable income in future years. These operating loss carryforwards will begin to expire in 2033 for federal purposes and 2028 for state purposes, if not previously utilized. As of December 31, 2015, the tax years ended December 31, 2015, 2014 and 2013 were open for potential examination by Federal and state taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2015, 2014 and 2013.

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

With respect to the Publicly Traded Test, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation is considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock, are quoted on the OTC Pink under the trading symbol “NEWLF”.

Under the Treasury Regulations, our common shares are considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding shares, by total combined voting power of all classes of shares entitled to vote and total value, is listed on an established securities market, which we refer to as the listing threshold. Since our common shares are our sole class of issued and outstanding stock and are quoted on the OTC Markets under the trading symbol “NEWLF”, we meet the listing threshold.

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

Dividends paid on our common shares to a U.S.Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States ; (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been through 2013, but may be in 2014 and/or future taxable years); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common stock in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to- market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common stock owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common stock is no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common stock would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●              the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock

●              the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

●              the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY (or successor forms), as applicable.

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

As of December 31, 2015, we had $196.0 million of total indebtedness. The interest on a number of our credit facilities are at floating rates and, therefore, changes in interest rates would have an effect on our interest expense. As of December 31, 2015, we had $67.9 million of floating rate indebtedness out of our total indebtedness of $196.0 million.

For the year ended December 31, 2015, a 1% increase and decrease in LIBOR would have resulted in an increase or decrease of approximately $0.68 million in our interest expense under the terms of our existing credit facilities.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the year ended December 31, 2015, the value of the U.S. dollar reached highs of $1.21 and lows of $1.055 compared to the Euro, and as a result, an adverse or positive movement could increase our expenses. During the year ended December 31, 2015, we experienced $0.29 million realized positive effect. Moreover, we experienced $0.40 million unrealized positive effect of exchange rate movement.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Our independent registered public accounting firm has indicated in their report that there is substantial doubt about our ability to continue as a going concern. As previously announced, due to the economic conditions and operational difficulties described elsewhere in this annual report, we entered into restructuring discussions with each of the lenders under the Financing Documents. As a result of such conditions, over a period of time, we defaulted under each of our Financing Documents in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross-default provisions). As of the date of this report, we are in default under our credit agreements with Piraeus Bank (ex CPB loan), Portigon AG, Natixis and Mojave Finance Inc. Credit Facility and the 4.5% Note, the 7% Notes, Ray Capital Inc note, $5.0 million Pallas note and Atlas note. Moreover, we are in default under the finance and under the sale and lease back agreements. These lenders have continued to reserve their rights in respect of such defaults. However, Ray Capital Inc has exercised its rights and remedies and on April 19, 2016, they served a warrant of arrest on the MV Newlead Castellano. The remaining mortgagors of MV Newlead Castellano are included in the arrest document. The remaining lenders have still to exercise their remedies. As such, there can be no assurance that a satisfactory settlement agreement will be reached with these lenders. See “Item 5. Operating and Financial Review and Prospects- Recent Developments” and “-Liquidity and Capital Resources” above for a discussion of our indebtedness and the defaults under the agreements governing such indebtedness.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)           Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2015. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Company's disclosure controls and procedures are effective as of December 31, 2015.

Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure

(b)           Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”), and includes those policies and procedures that:

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, and is effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company’s consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in “Internal Control - Integrated Framework (2013)”. As a result of this assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting is effective.

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

(d)           Changes in internal control over financial reporting

There have been no significant changes in our internal control over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.     Audit Committee Financial Expert

Our audit committee is comprised of four members, who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under SEC regulations. The members of the audit committee are Messrs. Spyros Gianniotis, Sae Jung Oh, Samuel Gulko and Panagiotis Skiadas. Mr. Gianniotis serves as the “audit committee financial expert” and who is independent as defined by Securities and Exchange Commission.

Item 16B.     Code of Ethics

We have adopted a Code of Business Contacts and Ethics that applies to our principal executive officer, principal financial officer, directors and employees of the Company. A copy of Code of Business Contacts and Ethics of the Company is available for review on Company’s website at www.newleadholdings.com. We will also provide any person a hard copy of our Code of Business Contacts and Ethics free of charge upon written request. Shareholders may direct their requests to the Company at 83 Akti Miaouli & Flessa Street, 185 38 Piraeus Greece, Attn: Corporate Secretary. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the year ended December 31, 2015.

Item 16C.     Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal year ended December 31, 2015 and 2014 was EisnerAmper LLP and for December 31, 2013 was Cherry Bekaert LLP. Our audit fee was $225,000 for both years 2015 and 2014.

Audit-Related Fees

We did not incur audit-related fees for 2015 or 2014.

Tax Fees

We did not incur tax fees for 2015 or 2014.

All Other Fees

We did not incur any other fees for 2015 or 2014.

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

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchases

None.

Item 16F.     Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

Although, NewLead is not listed on a U.S. national securities exchange, but its securities are quoted on the OTC Pink marketplace, and even though the Company is a Foreign Private Issuer, we opt to adopt and to comply with corporate governance rules and regulations and other guidance as issued by the SEC and as adopted in the listing requirements of the U.S. national securities exchanges. The Company has voluntarily adopted a well-defined corporate governance structure which stems from our commitment to conduct all affairs with trust and integrity. The Board of Directors of the Company as well as the Company’s management are engaged in following and ensuring compliance with corporate governance guidelines, as set by the Company.

Developing and maintaining trusting relationships relies on our ability to consistently maintain high ethical standards and well-structured corporate governance practices. Direction and stewardship of corporate governance practices begin with the Board of Directors; however, it is the responsibility of all employees to uphold the Company’s culture of honesty, integrity, respect, and accountability. The adopted corporate governance practices are routinely reviewed, appraised, and modified to ensure that they meet current expectations for best practices.

NewLead certifies that the Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda, where NewLead is registered. Pursuant to an exception for Foreign Private Issuers, NewLead would be exempted from many of U.S. national stock exchanges corporate governance practices other than the requirements regarding the submission of a listing agreement, notification of material non-compliance with stock exchange corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter.

Some of the practices that NewLead has adopted as part of its corporate governance are described below.

•               NewLead has a board of directors with a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with corporate governance requirements. NewLead is not required under Bermuda law to maintain a board of directors with a majority of independent directors, and the Company cannot guarantee that it will always in the future maintain a board of directors with a majority of independent directors.

•               Consistent with Bermuda law, NewLead notifies its shareholders of meetings between 15 and 60 days before the meeting date. This notification contains, among other things, information regarding business to be transacted at the meeting. In addition, the Company’s bye-laws provide that shareholders must give the Company advance notice to properly introduce any business at a meeting of the shareholders. NewLead’s bye-laws also provide that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board of directors from time to time).

•               The Company requires all staff at all times to act honestly and with integrity and to safeguard the Company’s resources for which they are responsible, in order to maintain a fraud free environment To address the aforementioned issue, the Company has implemented an Anti-Fraud Policy in order to outline the responsibilities of all the involved parties with respect to fraud prevention, the actions to be taken if fraud is suspected and the mechanism of verifying suspicion of fraud, the reporting process and the recovery action plan.

•               The Securities Exchange Act of 1934 prohibits the misuse of material, nonpublic information. In order to avoid even the appearance of impropriety, the Company has instituted policies and procedures, the Insider Trading Policy, to prevent the misuse of nonpublic information.

•               The Company is committed to maintaining the highest standards of business conduct and ethics, as well as full compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting and controls, auditing practices and other matters relating to fraud against shareholders. A Code of Business Conduct and Ethics has been implemented by the board of directors and senior management of NewLead to provide principles for conducting business operations to the highest standards and reflect the Company's values. NewLead’s board of directors has established the following committees to assist in carrying out its responsibilities.

The Audit Committee comprised of independent directors who are financially literate, and at least one member has accounting or related financial expertise. The Audit Committee is responsible for reviewing the Company's annual financial statements and making recommendations as to approval of such statements by the board of directors, approving the quarterly financial statements of the Company before publication, establishing the independence of the external auditor, overseeing management reporting on internal control.

The Governance and Nominating Committee comprised of independent directors and it is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to the board and board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. A formal written Governance and Nominating Charter has been adopted and followed by the Company's board of directors and senior management, pursuant also to the process outlined in our bye-laws.

The Compensation Committee comprised of independent directors and it is responsible to review the adequacy and form of compensation of senior management, directors and members of the committees of the board and to supervise the administration of the Company's employee stock option plans.

Item 16H.     Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States, and that is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Mine Safety and Health Act of 1977 (the “Mine Act”), are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities, and such required disclosures, as well as the information required to be disclosed under this Item 16H, are included as Exhibit 16.1 to this report. During the fiscal year ended December 31, 2015, we were subject to regulation by the MSHA under the Mine Act.

PART III

Item17.           Financial Statements

See Item 18.

Item18.           Financial Statements

The financial information required by this Item, together with the related report of EisnerAmper LLP thereon, is filed as part of this annual report.

Item19.           Exhibits

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

2.6           Form of $7.5 million Promissory Note, dated December 28, 2012, made by the Company. (Previously filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.7           Form of $2.0 million Promissory Note, dated December 28, 2012, made by the Company. (Previously filed as Exhibit 2.9 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.8           Form of $1.5 million Promissory Note, dated December 28, 2012, made by the Company. (Previously filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.9           Note Purchase Agreement, dated June 19, 2013, between the Company and Tiger Equity Partners Ltd. (Previously filed as Exhibit 2.11 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.10         $1.67 million Senior Convertible Promissory Note, dated June 19, 2013, made by the Company to Tiger Equity Partners Ltd. (Previously filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.11         Warrant Certificate, dated January 1, 2013, from the Company to Cypress Camon Investment Management, LLC. (Previously filed as Exhibit 4.19 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.12         Amendment to Warrant, dated June 30, 2013, between the Company and Cypress Camon Investment Management, LLC. (Previously filed as Exhibit 4.20 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

2.13         $15.0 million 8% Senior Secured Note, dated September 13, 2013, made by the Company to Pallas Holdings, LLC.(Previously filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

2.14         $24.0 million Senior Secured Note, dated December 9, 2013, made by the Company and Coal Essence Prep Plant LLC to Pallas Highwall Mining, LLC.(Previously filed as Exhibit 2.16 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

2.15         Form of Debenture. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

2.16         Form of Warrant. (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

2.17         Senior Secured, Convertible Redeemable Debenture dated December 31, 2014 made by the Company to TCA Global Credit Master Fund, LP in the amount of $4,250,000. (Previously filed as Exhibit 2.19 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.18         Senior Secured, Convertible Redeemable Debenture dated December 31, 2014 made by the Company to TCA Global Credit Master Fund, LP in the amount of $600,000 (Maturity Date Feb. 24, 2016). (Previously filed as Exhibit 2.20 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.19         Senior Secured, Convertible Redeemable Debenture dated December 31, 2014 made by the Company to TCA Global Credit Master Fund, LP in the amount of $600,000 (Maturity Date August 24, 2016). (Previously filed as Exhibit 2.21 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.20         Senior Secured, Convertible Redeemable Debenture dated December 31, 2014 made by the Company to TCA Global Credit Master Fund, LP in the amount of $600,000 (Maturity Date Feb. 24, 2017). (Previously filed as Exhibit 2.22 to the Company's Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.21         Unsecured Convertible Note dated January 14, 2015 made by the Company to F&S Capital Partners Ltd. (Previously filed as Exhibit 2.23 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.22         Promissory Note dated May 14, 2014, made by the Company to Pallas Management LLC. (Previously filed as Exhibit 2.24 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.23         Addendum no. 1 dated November 14, 2014 to the Promissory Note dated May 14, 2014, by and between the Company and Pallas Management LLC. (Previously filed as Exhibit 2.25 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.24         Convertible Promissory Note dated May 12, 2014, made by the Company to Archangel Maritime Trading S.A. in the amount of $2,305,000 (Previously filed as Exhibit 2.26 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.25         Exchange Agreement dated August 1, 2014, by and between the Company and Oppenheim & Co. Limited (Previously filed as Exhibit 2.27 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.26         Unsecured Convertible Note dated August 1, 2014 made by the Company to Oppenheim & Co. Limited in the amount of $2,190,319.75(Previously filed as Exhibit 2.28 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.27        Exchange Agreement dated August 4, 2014, by and between the Company and Oppenheim Capital Ltd(Previously filed as Exhibit 2.29 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.28         Unsecured Convertible Note dated August 4, 2014 made by the Company to Oppenheim Capital Ltd in the amount of $2,499,955.98(Previously filed as Exhibit 2.30 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.29         Convertible Promissory Note dated February 26, 2014 made by the Company to F&S Capital Partners LTD in the amount of $3,500,000 (Previously filed as Exhibit 2.31 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.30         Unsecured Convertible Note dated April 30, 2015 made by the Company to F&S Capital Partners LTD in the amount of $500,000(Previously filed as Exhibit 2.32 to the Company’s Annual Report on Form 20-F, filed on May 14, 2015, and hereby incorporated by reference.)

2.31         Warrant certificate dated 4 August 2014 issued by the Company to Antonios Bertsos for the amount of USD2,093,728.61. *

2.32         Addendum No. 1 dated March 3, 2015 to the Convertible Promissory Note dated September 12, 2015, by and between the Company and Cheyenne Holding Ltd. *

2.33         Convertible Promissory Note dated May 15, 2015 made by the Company and Atlas Long Term Growth Fund LLC.*

2.34         8% Secured Convertible Note dated May 18, 2015 made by the Company to Toledo Advisors LLC. *

2.35         Partial Replacement Note dated May 26, 2015, issued by the Company to Labroy Shiptrade Limited in the amount of $1,215,000. *

2.36         Debt Purchase Agreement dated August 27, 2015.*

2.37         8% Secured Convertible Note dated August 27, 2015 made by the Company to Toledo Advisors LLC. *

2.38         Debt Purchase Agreement dated December 14, 2015. *

2.39         8% Secured Convertible Note dated December 14, 2015 made by the Company to Toledo Advisors LLC. *

2.40         Addendum No. 2 dated August 28, 2015 to the Senior Secured Note dated December 9th, 2013 by and between the Company and Pallas Highwall Mining LLC. *

2.41         Addendum No. 2 dated November 18, 2015 to the Unsecured Convertible Note dated August 4, 2014 by and between the Company and Oppenheim Capital Ltd. *

2.42         Addendum No. 3 dated March 3, 2015 to the Unsecured Convertible Note dated December 27, 2013 by and between the Company and Ray Capital Inc. *

2.43         Addendum No. 4 dated April 8, 2015 to the Unsecured Convertible Note dated December 27, 2013 by and between the Company and Ray Capital Inc. *

2.44         Addendum No. 4 dated March 17, 2015 to the Unsecured Convertible Note dated December 27, 2013 by and between the Company and Tiger Capital Partners Ltd.*

2.45         Exchange Agreement dated November 24, 2015 by and between the Company and Nereus Marine Services S.A.*

2.46         Exchange Agreement dated November 24, 2015 by and between the Company and F&S Partners S.A.*

2.47         Exchange Agreement dated November 24, 2015 by and between the Company and F&S Capital Partners Ltd.*

2.48         Addendum No. 1 dated December 21, 2015 to the Exchange Agreement dated November 24, 2015 by and between the Company and F&S Capital Partners Ltd.*

2.49         Exchange Agreement dated November 24, 2015 by and between the Company and Aurora Properties Inc.*

2.50         Exchange Agreement dated November 24, 2015 by and between the Company and Terra Norma S.A.*

2.51         Exchange Agreement dated November 24, 2015 by and between the Company and Terra Stabile S.A.*

2.52         Exchange Agreement dated November 24, 2015 by and between the Company and KMA International S.A.*

2.53         Exchange Agreement dated November 24, 2015 by and between the Company and Kossimar Holdings S.A.*

2.54         Exchange Agreement dated November 24, 2015 by and between the Company and Commodity and Trading Co.*

2.55         Exchange Agreement dated November 24, 2015 by and between the Company and NM Dauphin & Co. Limited. *

2.56         Exchange Agreement dated November 24, 2015 by and between the Company and Tiger Maritime Holdings Ltd. *

2.57         Exchange Agreement dated November 24, 2015 by and between the Company and Tiger Maritime Holdings Ltd. *

2.58         Exchange Agreement dated November 24, 2015 by and between the Company and M&F Chartering S.A. *

2.59         Addendum No. 1 dated November 24, 2015 to the Exchange Agreement dated November 24, 2015 by and between the Company, M&F Chartering S.A. Bogi Investments Inc. *

2.60         Settlement Agreement dated November 24, 2015 by and between the Company and Network 1 Financial Securities Inc. *

2.61         Exchange Agreement dated 24 November, 2015 by and between the Company and Network 1 Financial Securities Inc.*

2.62         Settlement Agreement dated November 24, 2015 for Series A-1 Preference Shares by and between the Company and Adam Pasholk. *

2.63         Settlement Agreement dated November 24, 2015 for Series A-1 Preference Shares by and between the Company and Damon Testaverde. *

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

4.7           Exhibit 99.5 to the Company’s Report on Form 6-K, filed on October 22, 2009, and hereby incorporated by reference.)

4.8           Warrant Purchase Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.6 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)

4.9           Warrant Agreement, dated October 13, 2009, between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.7 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)

4.10         Registration Rights Agreement, dated August 20, 2012, between the Company and Focus Maritime Corp. (Previously filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.11         Registration Rights Agreement, dated December 5, 2012, between the Company and Prime Shipping Holding Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on February 19, 2013, and hereby incorporated by reference.)

4.12         Loan Agreement, dated October 16, 2007, as novated, amended and restated March 31, 2010, and as further novated, amended and restated on June 4, 2010, between the Newlead Victoria Ltd and West LB relating to a term loan facility of up to $27.5 million. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)

4.13         Share Issuance Agreement, dated January 20, 2011, between the Company and Lemissoler Corporate Management Ltd. (Previously filed as Exhibit 4.51 to the Company’s Annual Report on Form 20-F, filed on July 1, 2011, and hereby incorporated by reference.)

4.14         Deed of Charge and Assignment, dated November 28, 2012, between Brazil Holdings Limited and Prime Lake Shipping Ltd. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on February 19, 2013, and hereby incorporated by reference.)

4.15         Supplemental Agreement, dated March 28, 2013, relating to the Loan Agreement with Portigon AG, London Branch (formerly West LB AG, London Branch), dated October 16, 2007, as novated, amended and restated March 31, 2010 and June 4, 2010, relating to a term loan facility of up to $27.5 million. (Previously filed as Exhibit 4.65 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.16         Fee Agreement, dated March 28, 2013, with Portigon AG, London Branch. (Previously filed as Exhibit 4.66 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.17         Loan Agreement, dated April 10, 2012, with Mojave Finance Inc. for a facility of $3.0 million. (Previously filed as Exhibit 4.67 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.18         Amendment to the Loan Agreement, dated July 9, 2012, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, for a facility of $3.0 million. (Previously filed as Exhibit 4.69 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.19         Second Amendment to the Loan Agreement, dated January 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012, for a facility of $3.0 million. (Previously filed as Exhibit 4.70 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.20         Third Amendment to the Loan Agreement, dated July 9, 2013, relating to the Loan Agreement with Mojave Finance Inc., dated April 10, 2012, as amended July 9, 2012 and as further amended January 9, 2013, for a facility of $3.0 million. (Previously filed as Exhibit 4.71 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.21         Loan Agreement, dated March 8, 2013 between New Lead JMEG LLC and Oppenheim Capital Ltd. for a facility of $1.35 million. (Previously filed as Exhibit 4.72 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.22         Amended and Restated Registration Rights Agreement, dated April 10, 2013, by and between the Company and Piraeus Bank A.E. (Previously filed as Exhibit 4.73 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.23         Business Agreement Relating to the Five Mile and Elk Valley Property, dated December 18, 2012, by and between, among others, the Company, Cypress Camon Energy, LLC and Cypress Camon Investment Management, LLC. (Previously filed as Exhibit 4.74 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.24         Asset Purchase Agreement, dated June 13, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC. (Previously filed as Exhibit 4.75 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.25         Amendment to Asset Purchase Agreement, dated October 15, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC. (Previously filed as Exhibit 4.76 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.26         Second Amendment to the Asset Purchase Agreement, dated November 6, 2012, between Cypress Camon Energy, LLC and Williams Industries, LLC. (Previously filed as Exhibit 4.77 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.27         Asset Purchase Agreement, dated as of May 10, 2012, between Williams Industries, LLC and Kentucky Fuel Corporation. (Previously filed as Exhibit 4.78 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.28         Third Amendment to the Asset Purchase Agreement, dated November 6, 2012, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. (Previously filed as Exhibit 4.79 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.29         Fourth Amendment to the Asset Purchase Agreement, dated February 12, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. (Previously filed as Exhibit 4.80 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.30         Fifth Amendment to the Asset Purchase Agreement, dated March 18, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. (Previously filed as Exhibit 4.81 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.31         Sixth Amendment to the Asset Purchase Agreement, dated November 5, 2013, between Williams Industries, LLC, Kentucky Fuel Corporation and James C. Justice Companies, Inc. (Previously filed as Exhibit 4.79 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

4.32         Amended and Restated Forbearance Agreement, effective March 18, 2013, between the Company and Kentucky Fuel Corporation. (Previously filed as Exhibit 4.82 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.33         Amended and Restated Forbearance Agreement, effective March 18, 2013, by and between the Company and Williams Industries, LLC. (Previously filed as Exhibit 4.83 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.34         Assignment Agreement: Five Mile, dated December 21, 2012, between Cypress Camon Energy, LLC and the Company. (Previously filed as Exhibit 4.84 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.35         Asset Purchase and Sale Agreement, effective April 27, 2012, between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC. (Previously filed as Exhibit 4.85 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.36         Reinstatement and Amendment to Asset Purchase and Sale Agreement, dated November 27, 2012, by and between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC. (Previously filed as Exhibit 4.86 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.37         Second Reinstatement and Amendment to Asset Purchase and Sale Agreement, dated March 14, 2013, by and between Cypress Camon Energy, LLC, Ketchen Land Company, Inc., Ketchen Development Company, Inc., Westbourne Lane Associates, LLC, Davis Creek Energy, LLC, Pine Mountain Land Company, Inc. and Ketchen Resources, LLC. (Previously filed as Exhibit 4.87 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.38         Assignment Agreement: Elk Valley, dated December 21, 2012, between Cypress Camon Energy, LLC and the Company. (Previously filed as Exhibit 4.88 to the Company’s Annual Report on Form 20-F, filed on August 30, 2013, and hereby incorporated by reference.)

4.39         Unit Purchase Agreement, dated as of September 13, 2013, by and among Mine Investment, LLC, New Lead Holdings, Ltd. and Pallas Holdings, LLC. .(Previously filed as Exhibit 4.91 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

4.40         Unit Purchase Agreement, dated as of December 9, 2013, by and among Coal Essence Prep Plant LLC, New Lead Holdings, Ltd. and Pallas Highwall Mining, LLC. .(Previously filed as Exhibit 4.92 to the Company’s Annual Report on Form 20-F, filed on May 9,2014, and hereby incorporated by reference.)

4.41         Securities Purchase Agreement, dated as of December 23, 2013. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

4.42         Registration Rights Agreement, dated as of December 23, 2013. (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on December 24, 2013, and hereby incorporated by reference.)

4.43         Share Subscription Agreement, dated as of March 4, 2014. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on March 10, 2014, and hereby incorporated by reference.)

4.44         Certificate of Designations of Preferences, Rights and Limitations of Series A Preference Shares (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on March 10, 2014, and hereby incorporated by reference).

4.45         Form of Note (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, Filed on March 10, 2014, and hereby incorporated by reference).

4.46         Securities Purchase Agreement, dated February 26, 2014, by and between the Company and F&S Capital Partners Ltd. (Previously filed as Exhibit 4.91 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.47         Securities Purchase Agreement, dated May 12, 2014, by and between the Company and Archangel Trading S.A. (Previously filed as Exhibit 4.92 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.48         Securities and Purchase Agreement, dated August 3, 2014, by and between the Company and F&S Capital Partners Ltd. (Previously filed as Exhibit 4.93 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.49         Securities Purchase Agreement, dated August 17, 2014, by and between the Company and F&S Capital Partners Ltd. (Previously filed as Exhibit 4.94 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.50         Securities Purchase Agreement, dated as of September 12, 2014, by and between the Company and Cheyenne Holding Ltd. (Previously filed as Exhibit 4.95 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.51         Securities Purchase Agreement dated December 31, 2014, by and between the Company and TCA Global Credit Master Fund, LP (Previously filed as Exhibit 4.96 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.52         Share Sale and Purchase Agreement dated October 16, 2014, by and between the Company, Thalassa Holdings SA and Newlead Tanker Acquisitions Inc. (Previously filed as Exhibit 4.97 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.53         Addendum no. 1 dated November 24, 2014, to the Share Sale and Purchase Agreement dated October 16, 2014, by and between the Company, Thalassa Holdings SA and Newlead Tanker Acquisitions Inc. (Previously filed as Exhibit 4.98 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.54         BIMCO Bareboat Agreement dated November 13, 2014 by and between the Company and Flegra Compania Naviera S.A. (Previously filed as Exhibit 4.99 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.55         BIMCO Bareboat Agreement dated October 23, 2014 by and between the Company and Frourio Compania Naviera S.A. (Previously filed as Exhibit 4.100 to the Company’s Annual Report on Form 20-F, filed on May 12,2015, and hereby incorporated by reference.)

4.56         Assignment And Modification Agreement dated May 15, 2015 by and between the Company, F&S Capital Partners Ltd. and Atlas Long Term Growth Fund LLC. *

4.57         Amendment No. 1 dated June 30, 2015 to the Unit Purchase Agreement dated December 9, 2013 by and between the Company, Coal Essence Prep Plant LLC. and Pallas Highwall Mining LLC. *

4.58         Certificate of Designations of Preferences, Rights and Limitations of Series A-1 Preference Shares dated November 24, 2015.*

4.59         Certificate of Designations of Preferences, Rights and Limitations of Series B Preference Shares dated November 24, 2015.*

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

101.1 The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Loss; (iv) Consolidated Statements of Changes in Shareholders’ Deficit; (v) Consolidated Statements of Cash Flows; and (vi) the Notes to the Consolidated Financial Statements as blocks of text.*

*             Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NewLead Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of NewLead Holdings Ltd. and subsidiaries (the “Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NewLead Holdings Ltd. and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note [1] to the consolidated financial statements, the Company has incurred a net loss and utilized cash in operating activities for the year ended December 31, 2015 and as of December 31, 2015, has both a working capital deficiency and shareholders’ deficit and, in addition, is in default on a significant portion of its outstanding obligations. All such events and conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note [1]. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ EisnerAmper LLP

New York, New York

May 25, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NewLead Holdings Ltd.:

 We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows of NewLead Holdings Ltd. and its subsidiaries (the “Company”) for the year ended December 31, 2013. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of NewLead Holdings Ltd. and its subsidiaries for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss, has negative cash flows from operations, negative working capital, an accumulated deficit and has defaulted under its credit facility agreements all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Cherry Bekaert

LLP Charlotte, North

Carolina

May 9, 2014, except for the effects of the reverse stock splits and discontinued operations discussed in Notes 17 and 22 to the consolidated financial statements, as to which date is May 25, 2016

NEWLEAD HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

		As of December 31,	As of December 31,
	Note	2015	2014

ASSETS
Current assets
Cash and cash equivalents		$722	$402
Trade receivables, net		4,303	3,342
Other receivables		1,947	2,083
Due from related parties		5	5
Due from Joint Ventures	6	-	1,408
Inventories		289	791
Prepaid expenses		383	777
Current assets held for sale	22	997	2,126
Deferred charges, net	10	1,358	829
Total current assets		10,004	11,763

Restricted cash	8	31	31
Vessels and other fixed assets, net	9	111,440	121,244
Deferred charges, net	10	58	-
Long-term assets held for sale	22	-	56,572
Goodwill	7	236	236
Other non-current assets		-	477
Total non-current assets		111,765	178,560
Total assets		$121,769	$190,323

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Current portion of long-term debt	12	$67,947	$64,338
Accounts payable, trade	11	15,149	14,210
Businness Acquisition Obligation	5	5,026	5,682
Accrued interest		17,421	12,957
Accrued liabilities		8,253	7,503
Convertible notes, net	13	85,143	85,685
Capital lease obligations	14	37,219	5,225
Deferred income		399	145
Financial instruments carried at fair value	18	10,067	39,300
Due to related parties		454	299
Current liabilities held for sale	22	4,447	4,373
Investments in Joint Ventures	6	2,158	-
Other current liabilities	16, 17, 18	37,352	7,745
Total current liabilities		291,035	247,462
Non-current liabilities
Capital lease obligations	14	-	32,785
Convertible notes, net	13	5,706	11,436
Long-term liabilities held for sale	22	-	1,050
Dividends of Series A-1 Preference Shares	17	235	-
Long-term debt, net	12	-	7,707
Total non-current liabilities		5,941	52,978
Total liabilities		296,976	300,440

Commitments and contingencies	19	-	-
Shareholders' deficit
Preferred Shares, $0.01 par value, 500 million shares authorized, no shares issued and outstanding as of December 31, 2015 and December 31, 2014,	17	0	-
respectively Series A-1 Preference Shares, $0.01 par value face value $ 10,000 per share, 7,000 shares authorized, 2,827 and no shares issued and outstanding as of December 31, 2015 and December 31, 2014, respectively Series B Preference Shares, $0.01 par value face value $ 1,000 per share, 100,000 shares authorized, 35,317 and no shares issued and outstanding as of December 31, 2015 and December 31, 2014, respectively
Preference Additional Paid-in Capital	17	28,270	-
Common Shares, $0.00001 par value, 50 billion shares authorized, 22.13 million and 1.03 million shares issued and outstanding as of December 31, 2015 and December 31, 2014, respectively		0	0
Additional paid-in capital		934,664	929,848
Accumulated deficit		(1,135,581)	(1,038,434)
Total NewLead Holdings' shareholders' deficit		(172,647)	(108,586)
Noncontrolling interest deficit	6	(2,560)	(1,531)
Total shareholders' deficit		(175,207)	(110,117)
Total liabilities and shareholders' deficit		$121,769	$190,323

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	Note	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
REVENUES:
Shipping	15	$27,810	$12,077	$7,140
EXPENSES:
Commissions		(397)	(1,166)	(80)
Voyage expenses		(5,150)	(1,640)	(1,006)
Vessel operating expenses		(14,044)	(6,523)	(4,598)
General and administrative expenses		(22,099)	(34,346)	(52,848)
Depreciation and amortization expense	9	(6,152)	(3,789)	(2,806)
Impairment losses	3, 9	(1,214)	(209)	-
		(49,056)	(47,673)	(61,338)
Operating loss from continuing operations		(21,246)	(35,596)	(54,198)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	12	(20,484)	(5,892)	(42,668)
Gain on extinguishment of liabilities, net	12, 13, 16, 17, 18	3,424	-	-
Loss on sale and leaseback transaction	14	-	(1,150)	-
Interest income		10	22	-
Change in fair value of financial instruments	18	(127)	(5,231)	262
Loss on sale of vessels and other fixed assets, net	9	(177)	-	-
Other (expense) / income, net		(67)	542	46
Total other expenses, net		(17,421)	(11,709)	(42,360)
Loss before loss from Investments in Joint Ventures		(38,667)	(47,305)	(96,558)
Loss from investments in Joint Ventures	6	(1,966)	(192)	(790)
Loss from continuing operations		(40,633)	(47,497)	(97,348)
Loss from discontinued operations	22	(57,308)	(17,850)	(60,876)
Net loss		(97,941)	(65,347)	(158,224)
Net loss / (income) attributable to the noncontrolling interest	6	1,029	176	(8)
Net loss attributable to NewLead Holdings Ltd.		(96,912)	(65,171)	(158,232)
Guaranteed dividends for preference shares	17	(235)	(35,052)	-
Net loss attributable to NewLead Holdings' Common Shareholders		$(97,147)	$(100,223)	$(158,232)

Income / (Loss) per common share:
Basic and diluted
Continuing operations		$(11)	$(322)	$(48,674,000)
Discontinued operations		$(15)	$(70)	$(30,438,000)
Total		$(26)	$(392)	$(79,112,000)

Weighted average number of common shares:
Basic and diluted		3,874,684	256,653	2

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts expressed in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013

Net loss	$(97,941)	$(65,347)	$(158,224)

Other comprehensive (loss) / income:
Reclassification to operations for securities sold	-	(6)	-
Unrealized (loss) / gain on investments in availlable for sale securities	-	(28)	34
Total other comprehensive (loss) / income	-	(34)	34

Total comprehensive loss	(97,941)	(65,381)	(158,190)

Less: Comprehensive loss (income) attributable to noncontrolling interest	-	176	(8)

Comprehensive loss attributable to Newlead Holdings Ltd.	$(97,941)	$(65,205)	$(158,198)

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts expressed in thousands of U.S. dollars except share amounts)

	Note	Number of Preference Shares in thousands	Preference Shares	Preference Additional Paid-in Capital	Common Shares numbers in thousands	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total NewLead Holdings' Shareholders' Deficit	Noncontrolling Interest	Total Shareholders' Deficit

Balance at December 31, 2012		-	$-	$-	1	$0	$700,767	$(815,031)	$-	$(114,264)	$(1,363)	$(115,627)
Net loss		-	-	-	-	-	-	(158,232)	-	(158,231)	8	(158,223)
Issuance of common shares - advance for acquisition of coal property	5	-	-	-	1	0	50,419	-	-	50,419	-	50,419
Issuance of common shares - settlement of liabilities	11, 13	-	-	-	1	0	44,656	-	-	44,656	-	44,656
Issuance of common shares - warrants exercise	18	-	-	-	1	0	11,952	-	-	11,952	-	11,952
Beneficial conversion feature on the convertible senior notes	13	-	-	-	-	-	248	-	-	248	-	248
Share-based compensation	16	-	-	-	1	0	25,193	-	-	25,193	-	25,193
Other comprhensive income	3	-	-	-	-	-	-	-	34	34	-	34

Balance at December 31, 2013		-	$-	$-	5	$0	$833,235	$(973,263)	$34	$(139,994)	$(1,355)	$(141,349)
Net loss		-	-	-	-	-	-	(65,171)	-	(65,171)	(176)	(65,347)
Issuance of common shares - settlement of liabilities	11, 13	-	-	-	683	0	75,385	-	-	75,385	-	75,385
Issuance of common shares - advance for acquisition of coal property	5	-	-	-	89	0	15,574	-	-	15,574	-	15,574
Issuance of warrants	18	-	-	-	-	-	1,661	-	-	1,661	-	1,661
Issuance of common shares - warrants exercise	18	-	-	-	2	0	1,276	-	-	1,276	-	1,276
Conversion of convertible preference shares	a17	-	-	-	103	0	37,553	-	-	37,553	-	37,553
Guaranteed dividends for preference shares	a17	-	-	-	-	-	(35,052)		-	(35,052)	-	(35,052)
Share-based compensation	a16	-	-	-	149	0	216	-	-	216	-	216
Other comprhensive loss	a3	-	-	-	-	-	-	-	(34)	(34)	-	(34)

Balance at December 31, 2014		-	$-	$-	1,032	$0	$929,848	$(1,038,434)	$-	$(108,586)	$(1,531)	$(110,117)
Net loss		-	-	-	-	-	-	(96,912)	-	(96,912)	(1,029)	(97,941)
Issuance of common shares - settlement of liabilities	11, 13	-	-	-	16,607	0	4,715	-	-	4,715	-	4,715
Issuance of common shares - advance for acquisition of coal property	5	-	-	-	2,274	0	28	-	-	28	-	28
Issuance of common shares - warrants exercise	18	-	-	-	548	0	73	-	-	73	-	73
Issuance of preference shares	17	3	0	28,270	-	-	-	-	-	28,270	-	28,270
Guaranteed dividends for preference shares	17	-	-	-	-	-	-	(235)	-	(235)	-	(235)
Share-based compensation	16	-	-	-	1,667	0	-	-	-	0	-	0

Balance at December 31, 2015		3	$0	$28,270	22,126	$0	$934,664	$(1,135,581)	$-	$(172,647)	$(2,560)	$(175,207)

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

OPERATING ACTIVITIES:
Net loss	$(97,941)	$(65,347)	$(158,224)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash adjustments
Depreciation and amortization	6,922	4,656	2,860
Impairment losses	56,889	9,243	-
Provision for doubtful receivables	3,545	8,807	47
Amortization and write-off of deferred financing costs	1,387	158	460
Amortization of the beneficial conversion feature	18	258	264
Change in fair value of derivative financial instruments	127	4,480	(278)
Gain on extinguishment of liabilities, net	(3,424)	-	-
Share-based compensation	14,156	23,402	25,193
Warrants compensation expense	-	-	7,104
Loss / (Gain) on equity settlement	5,212	(7,960)	83,786
Discounts from suppliers	-	-	(162)
Loss on sale of vessels and other fixed assets	177	1,150	-
Loss from investments in Joint Ventures	1,966	192	790
Decrease (increase) in:
-Trade receivables	(959)	(143)	149
-Other receivables	(384)	147	1,790
-Inventories	503	(432)	(207)
-Prepaid expenses	450	4	(242)
-Due from/to Joint Ventures	(342)	(156)	(118)
-Due from/to related parties	177	270	628
Increase (decrease) in:
-Accounts payable, trade	1,642	665	29,111
-Other current Liabilities	-	7,745	-
-Accrued liabilities	6,559	7,459	4,718
-Deferred income	731	(266)	(174)
Payments for dry-docking / special survey costs	(735)	(666)	(366)
Net cash used in operating activities	(3,324)	(6,334)	(2,871)
INVESTING ACTIVITIES:
Vessel acquisitions	-	(36,775)	(390)
Cash acquired through business combination	-	90	-
Coal acquisition	-	(147)	(125)
Other fixed asset acquisitions	(9)	(191)	(1,156)
Proceeds from sale of available for sale securities	-	497	-
Proceeds from the sale of vessels and other fixed assets	3,002	-	-
Net cash provided by / (used in) investing activities	2,993	(36,526)	(1,671)

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(3,576)	(646)	(1,400)
Proceeds from long-term debt	-	-	300
Proceeds from notes, net	5,044	12,559	5,309
Proceeds from warrants issuance	-	-	250
Proceeds from preference shares	-	2,500	-
Restricted cash for debt repayment	152	(152)	1,311
Proceeds from the sale and leaseback of vessels	-	27,750	-
Capital lease payments	(791)	(519)	-
Payments for deferred charges	(174)	(499)	-
Net cash provided by financing activities	655	40,993	5,770
Net increase / (decrease) in cash and cash equivalents	324	(1,867)	1,228
Cash and cash equivalents
Beginning of period	404	2,271	1,043
End of period	$728	$404	$2,271
Cash discontinued operations coal	$6	$2	$1,333
Cash continued operations	$722	$402	$938
Supplemental Cash Flow information:
Interest paid, net of capitalised interest	$7,041	$3,945	$1,971
Issuance of warrants	$-	$11,159	$-
Issuance of common shares for settlement of Piraeus Bank Credit Facilities	$-	$-	$17,033
Issuance of common shares to settle warrant liabilities and share based compensation (1)	$1,330	$139	$-
Issuance of common shares to settle interest expense (1)	$2,619	$1,187	$-
Issuance of common shares to settle convertible notes (1)	$2,983	$21,762	$-
Issuance of common shares to settle share settled debt (1)	$-	$59,004	$-
Issuance of common shares to settle liabilities (1)	$832	$33,311	$25,185
Issuance of common shares to settle financial instrument liabilities (1)	$2,583	$37,205	$-
Assets acquired and liabilities assumed under business acquisitions:
Vessels and other fixed assets, net acquired	$-	$20,350	$-
Long- term debt assumed	$-	$(12,385)	$-
Land, buildings, production equipment	$-	$-	$9,650
- Other assets and liabilities, net acquired	$-	$(8,291)	$(15,073)
Mineral rights under lease	$-	$-	$20,117

(1) Amounts reflected at fair value

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

1.	DESCRIPTION OF BUSINESS

NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005.

NewLead is an international vertically intergrated shipping company. As of December 31, 2015, the Company’s fleet consists of four dry bulk vessels and five oil tanker / asphalt carriers (Note 5 and Note 14). In addition, under a specific management agreement, the Company undertakes the technical and operational management of one oil tanker vessel owned by a third party. NewLead’s principal activity is the operation of dry bulk vessels and oil tanker / asphalt carriers, either controlled or managed, which transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide. For the period ending December 31, 2015, management intends to exit the coal business and sell Viking Prep Plant LLC (“VPP”), the Viking Acquisition Group LLC (“VAG”) and Five Mile Investment LLC (“Five Mile”) prior to the end of 2016.

On October 17, 2013 and on December 6, 2013, a 1 for 15 and a 1 for 3 reverse stock splits of Company’s common shares were effected respectively, after the approval by its Board of Directors and by written consent of the majority of its shareholders. The reverse stock splits consolidated every fifteen common shares and every three common shares respectively into one common share with par value of $0.01 per share. In addition, on March 6, 2014, consolidation of the Company’s common shares was effected at a ratio of a 1 for 10 after the approval by its Board of Directors and by written consent of the majority of its shareholders. Every ten common shares were consolidated into one common share, with a par value of $0.10 per share. In addition, on May 15, 2014 consolidation of the Company’s common shares was effected at a ratio of 1 for 50 after the approval by its Board of Directors and by written consent of the majority of its shareholders such that every 50 common shares of par value $0.10 per share were consolidated into one common share of par value of $5.00 per share. By the approval of its Board of Directors and by written consent of the majority of its shareholders, a reduction of issued share capital was effected by way of cancelling paid-up share capital to the extent of $4.99 on each issued common share, so that the par value of the common shares be reduced to $0.01; such being effective as of June 14, 2014. In addition, on July 15, 2014 consolidation of the Company’s common shares was effected at a ratio of 1 for 50 after the approval by its Board of Directors and by written consent of the majority of its shareholders. Every 50 common shares of par value of $0.01 were consolidated into one common share of par value of $0.50 per share. By the approval of its Board of Directors and by written consent of the majority of its shareholders, on October 24, 2014, a reduction in the par value of the common shares was effected from $0.50 to $0.01 by way cancelling paid-up share capital to the extent of $0.49 on each issued common share. On March 4, 2016, a consolidation of the Company’s common shares was effected at a ratio of a 1 for 300, following which a second reduction of the Company’s share capital was effected by reducing the par value of the common shares to $0.00001 by way of cancelling paid-up share capital to the extent of $0.00999 on each issued common share. There can be no assurance that the Company will not undertake further reverse splits or consolidations of its common shares subsequent to the filing of this report. With respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, as may be required by such securities where applicable, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio, 1:10 ratio, 1:50 ratio, 1:50 ratio and 1:300 for all periods presented. Due to such alterations in the Company's share capital numbers of common shares, earnings per share, common shares obtainable upon conversion or exercise of convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The accompanying consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 including the notes to financial statements reflect these aforementioned alterations of share capital.

On July 17, 2014, the common shares of NewLead were halted from trading on NASDAQ Stock Market system. Consequently, as a result of the halt, which would have continued through a determination pursuant to a delisting hearing before a NASDAQ Listing Qualifications Panel, and discussions with the NASDAQ Staff about the likelihood of success at such hearing, the Company determined to voluntarily delist from NASDAQ and transfer to the Over-the-Counter (OTC) market. Trading of its common shares on NASDAQ was suspended at the open of business on July 22, 2014, following withdrawal of the request to go to a hearing, scheduled on July 2, 2014, by the Company. On September 22, 2014, the Company’s shares were officially delisted from the NASDAQ Stock Market according to the NASDAQ’s filing of relevant Form 25 with the SEC. In order to transfer to the OTC market, the Company filed a form 15c-211, through a market maker, with FINRA, which was cleared on November 24, 2015 and its common shares are now quoted on the OTC Pink Marketplace (the “OTC”) under the trading symbol “NEWLF”.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On May 19, 2014 and July 25, 2014, the Company completed the acquisition of two 2012 built dry bulk vessels through sale and leaseback agreements (Note 14). On September 16, 2014, the Company acquired one 2013 built dry bulk vessel and on each of October 23, 2014 and November 13, 2014, the Company entered into two bareboat charter agreements for two respective oil tanker/asphalt carriers, under which the Company has the obligation to purchase the vessels in 2018, upon the expiration of the bareboat agreements. On October 16, 2014, the Company entered into a Share Sale and Purchase Agreement (the “SPA”) with Thalassa Holdings S.A. to acquire 100% of the share capital of the three companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., which shares were transferred to the Company on November 24, 2014, upon satisfaction of the SPA’s conditions. As a result, the Company acquired three additional oil tanker /asphalt carriers. The asphalt carriers are also commonly known as bitumen vessels (See Note 5).

Newlead Shipping S.A. (“Newlead Shipping”), a subsidiary of the Company, is an integrated technical and commercial management company that manages oil tanker/asphalt carriers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry.

Going concern

The Company has experienced net losses, negative operating cash flows, working capital deficiencies, and has a shareholders’ deficiency, which have affected, and which are expected to continue to affect, its ability to satisfy its obligations. In addition, as described in Notes 12, 13 and 14, the Company is in default under various debt obligations which are currently due on demand. During 2015, charter rates for bulkers reached unprecedented historic lows. However, charter rates for the oil tanker/asphalt carriers are within expected levels. The coal business has experienced some of the lowest prices in coal history and the Company’s management intends to sell VAG, VPP and Five Mile prior to the end of 2016, although there can be no assurance that any such sale will occur. To date, the Company has also been unable to generate sustainable positive cash flows from operating activities. For the year ended December 31, 2015, the Company’s loss from continuing operations was $40,633. As of December 31, 2015, the Company’s cash and cash equivalents were $722 and the Company had current liabilities of $291,035, including $167,617 of debt, lease obligations and convertible notes in default due on demand, payable within the next twelve months.

The above conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

The Company believes that its existing cash resources, combined with projected negative cash flows from operations, will not be sufficient to execute its business plan and continue operations for the next twelve months. The Company’s existence is dependent upon its ability to obtain necessary financing, which the Company is currently in the process of attempting to secure. In addition, the Company intends to continue to explore various strategic alternatives. Management is also actively taking steps to increase future revenues and reduce the Company’s future operating expenses. However, the Company cannot provide any assurance that operating results will generate sufficient cash flow to meet its working capital needs or that it will be able to raise additional financing as needed.

If repayment of all of the Company’s indebtedness was accelerated as a result of its current events of default, the Company would not have sufficient funds at the time of acceleration to repay most of its indebtedness and it may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to the Company or on any terms, which could have a material adverse effect on its ability to continue as a going concern.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

2.	SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

NewLead’s subsidiaries included in these consolidated financial statements were as follows:

Statement of operations
	Company Name	Country of Incorporation	Nature / Vessel Name	2015	2014	2013
1	Altius Marine S.A.	Marshall Islands	Dissolved (1)	—	—	—
2	Fortius Marine S.A.	Marshall Islands	Dissolved (1)	—	—	—
3	Ermina Marine Ltd.	Marshall Islands	Dissolved (2)	—	—	—
4	Chinook Waves Corporation	Marshall Islands	Dissolved (3)	—	—	—
5	Compass Overseas Ltd.	Bermuda	Dissolved (4)	—	—	—
6	Compassion Overseas Ltd.	Bermuda	Shipping type company (4)	—	—	—
7	Australia Holdings Ltd.	Liberia	Annulled (5)	—	—	—
8	Brazil Holdings Ltd.	Liberia	Shipping type company	—	—	—
9	China Holdings Ltd.	Liberia	Dissolved (6)	—	—	—
10	Curby Navigation Ltd.	Liberia	Annulled (7)	—	—	—
11	Newlead Victoria Ltd.	Liberia	M/V Newlead Victoria	1/1/2015 — 12/31/2015	1/1/2014 — 12/31/2014	1/1/2013 — 12/31/2013
12	Grand Venetico Inc.	Marshall Islands	Annulled (8)	—	—	—
13	Grand Oceanos Inc.	Liberia	Revoked (9)	—	—	—
14	Grand Rodosi Inc.	Liberia	Annulled (10)	—	—	—
15	Challenger Enterprises Ltd.	Liberia	Revoked (11)	—	—	—
16	Crusader Enterprises Ltd.	Liberia	Revoked (11)	—	—	—
17	Newlead Shipping S.A.	Panama	Management company	—	—	—
18	Newlead Bulkers S.A.	Liberia	Management company	—	—	—
19	AMT Management Ltd.	Marshall Islands	Management company	—	—	—
20	Newlead Holdings (US) Corp. (ex Newlead Holdings (ex Aries Maritime) (US) LLC)	Delaware, USA	Operating company (12)	—	—	—
21	Leading Marine Consultants Inc.	Marshall Islands	Dissolved (13)	—	—	—
22	Grand Esmeralda Inc.	Liberia	Revoked (14)	—	—	—
23	Grand Markela Inc.	Liberia	Vessel Owning company (15)	1/1/2015— 12/31/2015	1/1/2014 — 12/31/2014	1/1/2013 — 12/31/2013
24	Grand Spartounta Inc.	Marshall Islands	Dissolved (16)	—	—	—
25	Newlead Progress Inc.	Marshall Islands	Dissolved (17)	—	—	—
26	Newlead Prosperity Inc.	Marshall Islands	Annulled (18)	—	—	—
27	Grand Affection S.A.	Marshall Islands	Dissolved (19)	—	—	—
28	Grand Affinity S.A.	Marshall Islands	Dissolved (20)	—	—	—
29	Grand Victoria Pte Ltd.	Singapore	Dormant company	—	—	—
30	Newlead Bulker Holdings Inc.	Marshall Islands	Sub-holding company	—	—	—
31	Newlead Tanker Holdings Inc.	Marshall Islands	Dissolved (21)	—	—	—
32	Trans Continent Navigation Ltd.	Malta	Dormant company	—	—	—
33	Trans State Navigation Ltd.	Malta	Dormant company	—	—	—
34	Bora Limited	British Virgin Islands	Dormant Company	—	—	—
35	Newlead Trading Inc.	Liberia	Annulled (22)	—	—	—
36	New Lead JMEG LLC	Delaware, USA	Trading company (23)	—	—	—
37	Newleadjmeg Inc.	Marshall Islands	Dormant company (24)	—	—	—
38	NewLead Mojave Holdings LLC	Delaware, USA	Operating company (25)	—	—	—
39	Ocean Hope Shipping Ltd.	Malta	Dormant company	—	—	—
40	Mines Investments Corp.	Marshall Islands	Sub-Holding company (26)	1/1/2015 — 12/31/2015	1/1/2014 — 12/31/2014	2/12/2013 — 12/31/2013
41	Mine Investments LLC	Delaware, USA	Coal operating company (27)	1/1/2015 — 12/31/2015	1/1/2014 — 12/31/2014	2/15/2013 — 12/31/2013
42	Five Mile Investment LLC	Delaware, USA	Coal operating company (27)	1/1/2015 — 12/31/2015	1/1/2014 — 12/31/2014	2/15/2013 —12/31/2013
43	Elk Valley Investment LLC	Delaware, USA	Coal operating company (27)	1/1/2015 — 12/31/2015	1/1/2014 — 12/31/2014	2/15/2013 — 12/31/2013
44	Viking Acquisition Group LLC	Kentucky, USA	Coal operating company (28)	1/1/2015 — 12/31/2015	1/1/2014 — 12/31/2014	9/13/2013 — 12/31/2013
45	Coal Essence Mine LLC	Kentucky, USA	Coal operating company (29)	1/1/2015 — 12/31/2015	1/1/2014 — 12/31/2014	12/10/2013 — 12/31/2013
46	Coal Essence Prep Plant LLC	Kentucky, USA	Coal operating company (30)	1/1/2015 — 12/31/2015	1/1/2014 — 12/31/2014	12/5/2013 — 12/31/2013
47	Viking Prep Plant LLC	Kentucky, USA	Coal operating company (31)	1/1/2015 — 12/31/2015	1/1/2014 — 12/31/2014	12/9/2013 —12/31/2013
48	Newlead Albion S.A.	Marshall Islands	Bareboat Charterer (32)	1/1/2015 — 12/31/2015	3/10/2014 — 12/31/2014	—
49	Newlead Handies Inc.	Marshall Islands	Sub-Holding Company	1/1/2015 — 12/31/2015	3/10/2014 — 12/31/2014	—
50	Newlead Venetico Ltd.	Marshall Islands	Bareboat Charterer (33)	1/1/2015 — 12/31/2015	3/10/2014 — 12/31/2014	—
51	NewLead Bitumen Tankers Ltd.	Marshall Islands	Sub-Holding Company (34)	1/1/2015 — 12/31/2015	10/10/2014 — 12/31/2014	—
52	Newlead Soltero Inc.	Marshall Islands	Bareboat Charterer (35)	1/1/2015 — 12/31/2015	11/11/2014 — 12/31/2014	—
53	Newlead Semillero Inc.	Marshall Islands	Bareboat Charterer (36)	1/1/2015 — 12/31/2015	11/11/2014 — 12/31/2014	—
54	Newlead Granadino Inc.	Marshall Islands	Shipping type company (37)	1/1/2015 — 12/31/2015	11/13/2014 — 12/31/2014	—
55	Newlead Hojuedo Inc.	Marshall Islands	Shipping type company (37)	1/1/2015 — 12/31/2015	11/13/2014 — 12/31/2014	—
56	Newlead Silletero Inc.	Marshall Islands	Shipping type company (37)	1/1/2015 — 12/31/2015	11/13/2014 — 12/31/2014	—
57	Nepheli Marine Company	Liberia	MT Sofia (38)	1/1/2015 — 12/31/2015	11/24/2014 — 12/31/2014	—
58	Kastro Compania Naviera S.A.	Liberia	MT Nepheli (38)	1/1/2015 — 12/31/2015	11/24/2014 — 12/31/2014	—
59	Aeolus Compania Naviera S.A.	Liberia	MT Newlead Granadino (38)	1/1/2015 — 12/31/2015	11/24/2014 — 12/31/2014	—
60	Newlead Castellano Ltd.	Liberia	M/V Newlead Castellano (39)	1/1/2015 — 12/31/2015	7/17/2014 — 12/31/2014	—
61	Newlead Shipping LLC	State Nevada	Operating company	8/25/2015 — 12/31/2015	—	—
62	Newlead Bulkers LLC	State Nevada	Operating company	8/25/2015 — 12/31/2015	—	—
63	Newlead Holdings LLC	State Nevada	Operating company	8/25/2015 — 12/31/2015	—	—

1)	The company was dissolved on September 2, 2013.

2)	The company was dissolved on January 13, 2013.

3)	The company was dissolved on January 13, 2013.

4)	M/T Newlead Compass and M/T Newlead Compassion were sold and delivered to their new owners on January 31, 2012. The company Compass Overseas Ltd was dissolved on October 13, 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

5)	The company was annulled on November 1, 2013.

6)	The company was dissolved on November 1, 2013.

7)	The company was annulled on March 1, 2014.

8)	The company was annulled on January 15, 2014.

9)	The company was revoked on September 15, 2015.

10)	The company was annulled on February 1, 2015.

11)

M/T Hiona and M/T Hiotissa were sold and delivered to their new owners on July 19, 2012 and July 27, 2012, respectively. After these dates, Newlead Shipping continued to have part of the commercial, technical and operational management of these vessels. On February 25, 2013, the Company received notices of redelivery and termination, which were effected during June 2013, pursuant to the terms of the management agreements governing such services. The shipowning companies were revoked on December 15, 2015.

12)	The Company controls 52% of NewLead Holdings (US) Corp. through NewLead Mojave Holdings LLC.

13)	The company was dissolved on September 2, 2013.

14)	The company was revoked on October 15, 2015.

15)	M/V Newlead Markela was sold and delivered to its new owners on December 23, 2015.

16)	The company Grand Spartounta Inc. was dissolved on May 1, 2014.

17)	The company was dissolved on January 14, 2013.

18)	The company was annulled on December 15, 2015.

19)	The company was dissolved on January 15, 2014.

20)	The company was dissolved on January 15, 2014.

21)	The company was dissolved on January 14, 2013.

22)	The company was annulled on August 1, 2014.

23)	New Lead JMEG LLC was established on April 11, 2012 as a joint venture between the Company and J Mining & Energy Group.

24)	Newleadjmeg Inc. was established on February 23, 2012. The Company owns 50% of the shares of Newleadjmeg Inc. No transactions have taken place by this entity.

25)

NewLead Mojave Holdings LLC was established on April 30, 2012. The Company controls 52% of NewLead Mojave Holdings LLC and is entitled to and is liable for the total net assets of NewLead Mojave Holdings LLC according to this percentage of control.

26)	The company was established on February 12, 2013, for operation of coal business.

27)	The companies were established on February 15, 2013, for operation of coal business.

28)	The company was acquired on September 13, 2013 (Refer to Note 5).

29)	The company was established on December 10, 2013, for operation of coal business.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

30)	The company was established on December 5, 2013, for operation of coal business.

31)	The company was acquired on December 9, 2013 (Refer to Note 5).

32)	The company as Bareboat Charter entered into a BIMCO Bareboat Charter dated May 12, 2014, with HandyMar as owners for the demise charter of MV Newlead Albion.

33)	The company as Bareboat Charter entered into a BIMCO Bareboat Charter dated May 12, 2014, with HandyMar as owners for the demise charter of MV Newlead Venetico.

34)

The company was established on October 10, 2014 under the name Newlead Tanker Acquisitions Inc. On May 21, 2015 the company changed its name to NewLead Tankers Ltd. and on December 2, 2015, changed its name to its current NewLead Bitumen Tankers Ltd.

35)

The company was established on November 11, 2014, and was nominated by NewLead Holdings Ltd. as the Bareboat Charterer of MT Katerina L under the Bareboat Charter Agreement dated November 13, 2014 being effective of such even date.

36)

The company was established on November 11, 2014, and was nominated by NewLead Holdings Ltd. as the Bareboat Charterer of MT Ioli under the Bareboat Charter Agreement dated October 23, 2014 being effective as of November 11, 2014.

37)	The companies were established on November 13, 2014, for operation of shipping business.

38)

The companies were acquired as of November 24, 2014 via a Shares Purchase Agreement dated October 16, 2014 and as amended by an Addendum no. 1 dated November 24, 2014. On March 30, 2015, the vessel Captain Nikolas I was renamed to Newlead Granadino (Refer to Note 5).

39)	The company acquired MV Newlead Castellano ex Maple Draco on September 16, 2014.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights The Company currently has no variable interest entities. All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates the estimates and judgments, including those related to fair value measurements, future dry-dock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, expected future cash flows from reporting units to support goodwill impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Foreign Currency Transactions:

The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars and the Company’s debt is denominated in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during a year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents:

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Restricted Cash:

Restricted cash includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements. In addition, it includes cash collateral, cash that can be withheld at any time by such banks following events of default, as well as retention accounts which contain the proceeds from the sale of the vessels. The funds can only be used for the purposes of interest payments and loan repayments. In relation to the discontinued coal business, restricted cash referred to standby letter and purchase cards (refer Note 22).

Trade Receivables, Net and Other Receivables:

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. Accounts receivable involve risk, including the credit risk of nonpayment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts at December 31, 2015 and December 31, 2014 amounted to $2,573 and $2,429 respectively, related to the shipping business. Other receivables relate mainly to claims for hull and machinery and loss of hire insurers, guarantees, as well as to amounts to be received from Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the settlement of outstanding liabilities relating to the four dry bulk vessels, as part of an agreement entered into with Lemissoler on November 28, 2012.

For the discontinued coal business the amount included in trade receivables, net (refer Note 22) at each balance sheet date included estimated recoveries from customers, net of allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2015 and December 31, 2014 amounted to $396 and nil respectively. Other receivables relate mainly to notes receivable. The allowance for doubtful accounts at December 31, 2015 and December 31, 2014 amounted to $593 and $6,558 respectively (Refer to Note 19 and 22).

Inventories:

Inventories, which comprise bunkers and lubricants remaining on board the vessels at year end, are valued at the lower of cost as determined using the first in-first out (FIFO) method or market value.

For the discontinued coal business, coal inventories, if any, are stated at the lower of average cost or market. The cost of coal inventories is determined based on average cost of production, which includes all costs incurred to extract, transport and process the coal. Market represents the estimated replacement cost, subject to a floor and ceiling, which considers the future sales price of the product as well as remaining estimated preparation and selling costs. Coal, if any, is reported as inventory at the point in time the coal is extracted from the mine. Material and supplies inventories are valued at average cost, less an allowance for obsolete and surplus items. The Company’s mining operations do not currently have inventory on hand (Refer to Note 22).

Equity Investment:

The Company uses the equity method of accounting to account for its interest in New Lead JMEG LLC, recording the initial investment at cost. Subsequently, the carrying amount of the investment is increased to reflect the Company’s share of income of the investee and capital contributions, and is reduced to reflect the Company’s share of losses of the investee or distributions received from the investee. During 2015, the Company recorded an allowance for doubtful accounts of $1,943 relating to the recoverability of part of the receivable amounts due from New Lead JMEG LLC. During 2014, the Company recorded an allowance for doubtful accounts of $2,249 relating to the recoverability of part of the receivable amounts due from New Lead JMEG LLC. During 2013, the Company recorded an impairment of $1,077 in respect of the New Lead JMEG LLC, as a result of the Company’s assessment of the recoverability of this investment. As of December 31, 2015 and 2014, the carrying amount of the investment in New Lead JMEG LLC was nil.

Vessels and Other Fixed Assets, net:

Vessels are stated at cost less accumulated depreciation and impairment losses. Cost consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Vessels acquired through an asset acquisition or through a business combination are recorded at fair value. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

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

Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statements of operations.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:	3 years
Computer equipment and software	3 years

For the discontinued coal business, property, plant and equipment were recorded at cost. Depreciation was computed using the straight-line method based on the estimated useful lives, ranging from 3 years to 17 years, of the respective assets (Refer to Note 22).

For the discontinued coal business, land and mining property were carried at cost. Expenditures that extend the useful lives of existing plant and equipment or increase productivity of the assets were capitalized. Maintenance and repair costs that do not extend the useful life or increase productivity of the asset were expensed as incurred (Refer to Note 22).

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

The Company reports discontinued operations when the operations and cash flows of a component, have been (or will be) eliminated from the ongoing operations of the Company, and the operations and cash flows will not be replaced or the Company does not have the ability to replace the component, and the Company will not have any significant continuing involvement in the operations of the component after its disposal. All assets held for sale are considered discontinued operations for all periods presented. During the year ended December 31, 2015, management intends to sell VAG, VPP and Five Mile prior to the end of the fiscal year 2016. The financial statements have been reclassified in order to represent these operations as discontinued operations and their assets as held for sale for the all the periods of the financial statements (Refer to Note 22).

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

Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/ (loss) on sale of the vessel. The balance is included in the Vessels and other fixed assets, net.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Mining Exploration and Development Costs:

Exploration-Stage Company:

The Company’s mining segment was considered to be an exploration stage company under SEC criteria because it had not demonstrated the existence of proven or probable reserves at any of the properties. Accordingly, as required by the SEC guidelines and U.S. GAAP for companies in the exploratory stage, substantially all of its investment in mining properties subsequent to acquisition were expensed and therefore did not appear as assets on its balance sheet. The Company therefore also had expensed exploration and development expenditures related to the properties. Certain expenditures, such as expenditures for general purpose equipment, may were capitalized, subject to management evaluation of the possible impairment of the asset.

The Company expenses mining exploration costs. At the point when a property is determined to have reserves, subsequent development costs will be capitalized and will be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized (refer to Note 22).

Owned and Leased Mineral Rights, net:

For the discontinued coal business, costs to obtain leased mineral rights were capitalized. Leased mineral rights were amortized as depletion expense using the units-of-production method. Only proven and probable reserves were included in the depletion base. Depletion expense was included in depreciation, depletion and amortization on the accompanying consolidated financial statements. The Company had no depletion expense (refer to Note 22).

Impairment of Long-lived Assets:

Long-lived assets and finite lived identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the asset group are less than the carrying values of the asset group, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

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

The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number of factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates (adjusted for market conditions), (c) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience (d) the likelihood of the sale of the asset group and (e) market data for the oil tanker/asphalt carriers. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience. Fair value is determined using the valuation derived from market data.

The Company’s impairment assessment as of December 31, 2015, 2014 and 2013, indicated that the vessels’ undiscounted projected net operating cash flows, excluding the vessel for which impairment was recorded, were in excess of their carrying values by more than 37%, 45% and 55%, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Moreover, the Company performed a sensitivity analysis as of December 31, 2015 for the dry bulk vessels, due to the deterioration in dry bulk spot market, on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unchartered days. The sensitivity analysis did not result in an impairment to be recognized on any of the Company’s dry bulk vessels when assuming a significantly reduced rates for the next two fiscal years, in comparison with the ten-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unchartered days. As of December 31, 2015, the fair value of all the bitumen vessels was higher than their carrying value.

The vessel valuations, which represent the current fair value of the vessels considering the current historically low dry bulk charter rates, and the carrying value per vessel are as follows (as of December 31, 2015):

	Vessel Valuations	Carrying Value
NEWLEAD VICTORIA (Dry bulk)	$5,580	$26,254
NEWLEAD ALBION (Dry bulk)	$7,535	$16,748
NEWLEAD VENETICO (Dry bulk)	$7,540	$16,966
NEWLEAD CASTELLANO (Dry bulk)	$8,670	$21,723
MT SOFIA (Oil tanker/ Asphalt)	$7,125	$5,204
NEWLEAD GRANADINO (Oil tanker/ Asphalt)	$9,760	$8,134
NEPHELI (Oil tanker/ Asphalt)	$7,770	$5,970
IOLI (Oil tanker/ Asphalt)	$7,770	$5,128
KATERINA L. (Oil tanker/ Asphalt)	$7,800	$5,307

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods. The Company performed an impairment assessment of the long-lived assets groups during the years ended December 31, 2015, 2014, and 2013. For the year ended December 31, 2015, the Company recorded an impairment charge totaling $1,214 in continuing operations on one of its vessels that was sold on December 23, 2015. For the year ended December 31, 2014, the Company recorded an impairment charge totaling $209 in continuing operations on one of its vessels that were held and used as of December 31, 2014. For the year ended December 31, 2013, the Company did not record an impairment charge in respect of its vessels.

Discontinued Coal Segment

Long-lived assets, such as owned and leased mineral rights and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset groups may not be recoverable. Recoverability of assets or asset groups to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed would separately be presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the consolidated balance sheets (refer Note 22).

Goodwill:

Goodwill is tested for impairment at the reporting unit level at least annually. Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to identifiable assets acquired and liabilities assumed. The Company evaluates goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a discounted cash flow analysis or the recent acquisition prices for acquisitions occurring close to year end. During 2014, in respect of the 100% acquisition of the companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., goodwill was recorded in the amount $236 (Note 7). During 2013, in respect of the acquisition of Viking Prep Plant LLC, goodwill was recorded in the amount $28,007 (Note 22).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. As of December 31, 2015, due to the Company’s intention to sell VPP a goodwill impairment charge of $23,314 was recorded (Note 22). As of December 31, 2014, due to the sharp decrease in coal prices a goodwill impairment charge of $4,693 was recorded (Note 22). As of December 31, 2013, no triggering event had occurred requiring an impairment to be recorded. For the year ended December 31, 2015, the Company did not record a goodwill impairment charge in respect of the 100% acquisition of the companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A..

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

Provisions:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”), in accounting for contingencies, if the Company has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Company will provide the lower amount of the range. See Note19 “Commitments and Contingent Liabilities” for further discussion.

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

Asset Retirement Obligations:

Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company’s operations. For the discontinued coal business, the Company’s asset retirement obligations consisted principally of costs to reclaim acreage disturbed at surface operations, estimated costs to reclaim support acreage, treat mine water discharge and perform other related functions at underground mines. The Company recorded these reclamation obligations at fair value in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. When the liability was initially recorded for operations that were not reclaimed, the offset was capitalized by increasing the carrying amount of the related long-lived asset. When the liability was initially recorded at operations that were afterwards reclaimed, the offset was recorded to cost of coal sales.

Over time, the liability was accreted and any capitalized cost was depreciated over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there was a difference between the liability and the amount of cash paid, a gain or loss upon settlement was recorded. The Company annually reviewed its estimated future cash flows for its asset retirement obligations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Accounting for Available for Sale Investments:

The Company classifies its existing marketable equity securities as available for sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income / (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the consolidated statements of operations. For the year ended December 31, 2014, the investment that was accounted for as available for sale has been sold and a total amount of $31 has been realized as loss in consolidated statements of operations. Total proceeds from the sale of the available for sale securities were $497. The securities were registered in the Korea Stock exchange and were sold at the fair value of the securities at the date of sale. A total amount of $6 was reclassified out of accumulated other comprehensive income into earnings, since until the date of the sale of the securities there was a reduction in value of $28 recorded in the accumulated other comprehensive income.

Leases:

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel to the Company upon expiration of the lease.

Payments made for operating leases are expensed on a straight-line basis over the term of the lease. Office and warehouse rental expense is recorded in “General and administrative expenses” in the consolidated statements of operations.

General and Administrative expenses:

General and administrative expenses include payroll and personnel related expenses, board remuneration, executive officers compensation, directors and officers insurance, share based compensation, travel expenses, communication expenses, office expenses, audit fees, legal fees, advisory fees, stock exchange fees and other related costs. During the years ended December 31, 2015, 2014 and 2013, total share based compensation was $14,156, $23,402, and $25,193 ($12,664 was related to the cost for the severance bonuses granted the Company’s former chairman and former Chief Operating Officer after their resignations), respectively. In addition, during the year ended December 31, 2013, the Company incurred various consultation/advisory fees of $19,233 (out of which, $5,472 refers to warrant expense), in relation to the Company’s efforts to implement its business plan, a major part of which was its vertical integration strategy. During the year ended December 31, 2013, the Company also recorded an expense of $26,774 for fees paid with shares related to coal property acquisitions that were not finalized, which are included in discontinued operations.

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

Interest and Finance Expenses:

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, amortization of the beneficial conversion feature, costs related to share settled debt and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by interest rate swaps or other derivative instruments. The Company has historically used interest rate swaps to economically hedge its interest rate exposure under its loan agreements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Accounting for Revenue and Expenses:

Shipping segment

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence and revenue begins to be recognized upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo. Revenues from the technical and the operational management of vessels owned by a third party are not considered significant ($186, $449 and $591 during the years ended December 31, 2015, 2014 and 2013, respectively).

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

Coal Segment

For its discontinued coal operations, the Company earned revenues primarily through the processing of coal. The Company recognized revenue from the processing of coal when the following general revenue recognition criteria exist: 1) persuasive evidence of an arrangement existed; 2) delivery had occurred or services had been rendered; 3) the price to the buyer was fixed or determinable; and 4) collectability was reasonably assured. Revenue from coal processing was recognized upon completion of the service, which generally occurred when the proceeded coal was delivered back to the customers.

The coal sales, if any, were determined to be complete for revenue recognition purposes when title and risk of loss had passed to the customer in accordance with stated contractual terms and there were no other future obligations related to the shipment. For domestic shipments, title and risk of loss generally passed as the coal was loaded into transport carriers for delivery to the customer. For international shipments, title generally passed at the time coal was loaded onto the shipping vessel.

Voyage Expenses:

Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, cargo handling and agency fees.

Vessel Operating Expenses:

Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications. Vessel operating expenses exclude fuel cost, port charges, agency fees, canal tolls and extra war risk insurance, which are included in “voyage expenses”.

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

Financial Instruments (True up clauses and interest rate swap agreements):

Financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of financial instruments that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If financial instruments transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the statements of operations.

Gain/loss arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedging instrument.

Historically, the Company has entered into various interest rate swap agreements (see Note 18) that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein was recognized in the balance sheets and statements of operations, respectively. As of December 31, 2014, the interest rate swap agreements had expired.

The Company entered into several settlement agreements with various vendors, issued convertible notes and compensated employees containing true up clauses, or share sale proceeds guarantees and as a result the Company recorded such liabilities at fair value of $10,067, $39,300 and $20,222, at December 31, 2015, 2014 and 2013, respectively (see Note 18).

Share-based Compensation:

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The grant-date fair value of employee share options and similar instruments are estimated using option- pricing models adjusted for the unique characteristics of those instruments. The cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

Segment Reporting:

Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing financial performance. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company reports financial information and evaluates its operations by revenues. Management, including the chief operating decision makers, reviews operating results solely by revenue and operating results. Refer to Note 15 and 22.

Business Combination:

The Company uses the acquisition method of accounting for business combinations, which requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, at their fair values at the acquisition date. The expenses of the acquisition and any related restructuring costs are recognized separately in the consolidated statements of operations. The acquired company's operating results are included in the Company's consolidated financial statements starting on the date of acquisition.

The purchase price is equivalent to the fair value of the consideration transferred and liabilities incurred, including liabilities related to contingent consideration. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed. When the fair value of net assets acquired exceeds the fair value of consideration transferred plus any non-controlling interest in the acquiree, the excess is recognized as a gain in the consolidated statement of operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Loss per Share:

The Company has presented loss per share for all periods presented based on the weighted-average number of its outstanding common shares during the periods after giving retroactive effect to reverse stock splits. Due to the Net Loss in the years ended December 31, 2015, 2014 and 2013 the effect of dilutive or potentially dilutive securities is anti-dilutive, accordingly there is no difference between basic and diluted net loss per share.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent management believes these assets will more likely than not be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event management were to determine that the Company would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and if those tax positions meet that threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to record interest and penalties related to uncertain tax positions as part of income tax expense. As of December 31, 2015 the Company has no uncertain tax positions recorded in any jurisdiction where it is subject to income tax.The Company recorded liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2015, the tax years ended December 31, 2015, 2014 and 2013 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2015, 2014 and 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, FASB issued an ASU that requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all lease agreements with terms of more than 12 months. The amendments of the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In January 2016, FASB issued an ASU that require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In November 2015, FASB issued an ASU, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In July 2015, FASB issued an ASU, which requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In April 2015, the FASB issued an ASU which requires that debt issuance costs be presented in the balance sheet as a direct reduction to the carrying amount of the associated debt liability, consistent with debt discounts. Currently debt issuance costs are recognized as an asset. The ASU is effective in the first quarter of 2016 and is required to be applied retrospectively. Early adoption is permitted. The adoption of the new standard is not expected to have a material impact on Company’s financial statements.

In February 2015, the FASB issued the ASU 2015-02, Consolidation, Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered Variable Interest Entities, amends the criteria for determining if a service provider possesses a variable interest in a Variable Interest Entity and ends the deferral granted to investment companies for application of the Variable Interest Entities consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The adoption of this ASU did not have a material impact on the Company’s financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement, Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. The adoption of the new standard did not have a material impact on Company’s financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

5.	ACQUISITIONS

Acquisition of the Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A.

On November 24, 2014, NewLead completed the 100% acquisition of the companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., pursuant to the terms of the Share Purchase Agreement (“SPA)”, dated October 16, 2014 as amended on November 24, 2014, between NewLead and Thalassa Holdings S.A.. As a result, on November 24, 2014, the Company acquired three oil tanker/asphalt carriers.

The consideration was $21,000 less any accrued liabilities, which shall be satisfied by the issuance of common shares by the Company to Thalassa Holdings S.A. in accordance with the SPA. Accrued liabilities, includes any liabilities of any of the companies and /or the vessels accrued on or before the acquisition date (November 24, 2014).

The number of the common shares to be issued to the Thalassa Holdings S.A. on the acquisition date would be determined by dividing the first completion amount, $3,180, by the stock price. The additional number of common shares to be issued to the Thalassa Holdings S.A. falling 20 business days from the acquisition date would be determined by dividing the remaining amount by the stock price. On December 19, 2014, the two parties of the SPA signed an agreement that the issuance of common shares shall be after demand from Thalassa Holdings S.A.. The Business acquisition outstanding obligation as December 31, 2015 was $5,026. For the year ended December 31, 2015, 1,231,356 shares have been issued in relation to the transaction above for the conversion of amount $422. However, the amount of $422 was included in Finacial intrumets carried at fair value as true up clause liability. For the year ended December 31, 2015, Thalassa Holdings S.A. collected amount of $87 from the sale of common shares issued and as a result the outstanding true up clause liability was $335 (Refer to Note 18). The remaining reduction of the Business acquisition obligation was due to working capital adjustment of amount $234. The true up clause liability expires on November 24, 2016. As of December 31, 2014, no shares had been issued in relation to the transaction above.

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The Company estimated the fair values of the assets acquired and liabilities assumed at the date of acquisition as follows:

Fair value on
acquisition date
Cash and cash equivalents	$91
Trade and other receivables, net	244
Inventories	71
Prepaid expenses	8
Vessels	20,350
Total assets	20,764

Accounts payable	2,556
Accrued liabilities	267
Deferred income	110
Bank debt	12,385
Total liabilities	15,318

Fair value of net assets	5,446
Fair value of consideration	5,682
Goodwill	$236

The excess of the fair value of total liabilities assumed and other consideration over total identifiable assets acquired resulted in a premium (goodwill) recorded in the line “Goodwill” in the Company’s consolidated balance sheet.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The following table includes unaudited pro forma results of operations for the years ended December 31, 2014 and 2013, as if the acquisition had been consummated as of January 1, 2013 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of January 1, 2013. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations. The actual results of the operations of the three companies are included in the consolidated financial statements of the Company from the date of the acquisition.

	Year Ended
	December 31, 2014 Unaudited	December 31, 2013 Unaudited
	(In thousands)
Total Revenues
As reported	$12,077	$7,140
Pro forma	$19,345	$16,624

Operating Loss
As reported	$(35,596)	$(54,198)
Pro forma	$(34,810)	$(53,966)

Net loss applicable to common shareholders
As reported	$(100,223)	$(158,232)
Pro forma	$(92,518)	$(158,464)

Net loss per share applicable to common shareholders
As reported	$(392)	$(79,116,000)
Pro forma	$(360)	$(79,232,000)

	Year ended December 31, 2014	Year ended December 31, 2013
Depreciation Expense	$(392)	$(114)

The contribution of this business combination in the year ended December 31, 2014 since the acquisition date was as follows: (a) approximately $745 in operating revenues and (b) approximately $132 net income, included in total net loss.

Acquisition of the Kentucky Property-Five Mile

On December 18, 2012, the Company entered into an agreement (the “Williams-CCE-NewLead Holdings APA”) with Cypress Camon Energy, LLC (“Cypress”), Cypress Camon Investment Management, LLC (“CCIM”) the minority owners of Cypress and certain third parties (together the “Owners”) to purchase:

i.            the Kentucky property-Five Mile ownership and mineral rights for $11,000 in promissory notes payable in their entirety in January 29, 2013 that extended to February 28, 2014. During 2013, the aforementioned liability was added to the December stipulation of settlement agreement (the “December Settlement Agreement”) between NewLead Holdings Ltd. and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”).

As part of the Williams-CCE-NewLead Holdings APA, the Company agreed to facilitate the December 31, 2012 closing of the Asset Purchase Agreement of the Kentucky property between Williams and Kentucky whereupon Kentucky transferred its ownership and mineral rights in the Kentucky property-Five Mile to Williams (both Williams and Kentucky are unrelated parties to the Company) following which the Company would acquire the Kentucky property from Williams. In connection with sale between William and Kentucky, on December 28, 2012, the Company issued promissory notes to each of RJLT Investments LLC, Williams Industries LLC and Kentucky Fuel Corporation in the amount of $1,500, $2,000 and $7,500, respectively, payable in their entirety on January 29, 2013 that later was extended to February 28, 2014. These promissory notes were added to the December Settlement Agreement. As security for the issuance of the promissory notes, the Company received a security interest in the Kentucky property to secure the repayment of the promissory notes. In 2012 the Company was granted access to develop and mine the Kentucky property -Five Mile Mine. However, during 2013, the relative payment schedule was defaulted and therefore, the Company opted for the settlement of the promissory notes via the December Settlement Agreement and all three promissory notes were fully paid in 2014. Although the purchase price for the mine-related assets (including mineral rights, surface rights and mining permits) for the title of land ownership of the Five Mile mine including the Andy Terminal Railroad (the “Five Mile Assets”) in Breathitt County, Kentucky, USA, has been fully paid, the transfer of the Five Mile Assets has yet to occur. According to the Kentucky State mining regulators, upon the successful transfer of the Five Mile Assets, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile Assets.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

In consideration for the assignment of the acquisition contracts to NewLead, the Company agreed to pay CCIM $3,000 worth of form of common shares of NewLead (one share were issued on March 28, 2013) and a ten-year warrant for $6,400 in common shares of NewLead, at an exercise price of $135,000,000 per share. These payments were recorded in “Advance for acquisition of coal property” in the amount of $10,847. In addition, on January 1, 2013, the Company agreed to issue to J Mining & Energy Group one common share as a prepayment for its assistance in supervising, securing and executing the acquisitions. The share was issued on March 28, 2013 and vested upon issuance. The share issued to J Mining & Energy Group was recorded in “Selling, general and administrative expenses” in the amount of $26,774 during 2013 in discontinued operations. Following management’s intention to sell the Five Mile prior to the end of 2016, the amount has been fully impaired (refer Note 22). Moreover, there were $8 other advances. As a result, the total amount of $21,855 was included in “Advance for acquisition of coal property” in discontinued operations.

Acquisition of Viking Acquisition Group LLC and Viking Prep Plant LLC

On September 13, 2013, the Company acquired 100% of the issued and outstanding membership interests of Viking Acquisition Group, LLC, a Kentucky limited liability company (“VAG”), pursuant to the terms of a unit purchase agreement. VAG’s primary asset was certain mining permits at the Viking Mine located in Pike, Floyd, and Letcher Counties in Kentucky.

Pursuant to the terms of the unit purchase agreement, the Company should pay $15,000 for the membership interests of VAG. The purchase price was to be paid by the issuance of a senior secured promissory note in an aggregate principal amount of $15,000. At closing, the Company paid (i) $125 of principal on the senior secured promissory note in cash and (ii) $5,875 of principal on the note through issuing one share of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $9,000, which amount was to be paid quarterly commencing on September 30, 2013, with each quarterly payment to be a principal amount of $1,500 plus accrued but unpaid interest thereon. Effective December 31, 2014, an amendment to the VAG unit purchase agreement was executed with the seller, which reduced the purchase price for the VAG membership interest to $3,300. The amendment resulted from the inability of the seller to extend the minerals lease that covered a significant portion of the subject minerals, which was one of the post-closing conditions of the acquisition, and due to a downturn in market conditions. As a result of the amendment, the Company was released from net liabilities (net of working assets assumed on the acquisition date) of $8,444, which included the remaining amount of $4,500 due under the senior secured promissory note and the related share proceed guarantee and accrued interest. The Company received a receivable from the seller for the remaining difference between the original purchase price of $15,000 and the revised purchase price of $3,300. The Company impaired the remaining difference between the total amount capitalized, net of release from liabilities and receivables received, and the discounted cash flows attributable to minerals leases that remained after the amendment, resulting in an impairment charge of $4,341 in discontinued operations recorded as of December 31, 2014. In connection with the receipt of the receivable from the seller, the Company recorded a $6,558 allowance for doubtful accounts in Selling, General and Administrative Expenses in 2014 in discontinued operations. The Company was discharged and released from any liabilities arising under the senior secured promissory note, the Pledge Agreement securing the payment of the senior secured promissory note by the sellers pledging the membership interests of VAG, was cancelled and consequently the membership interests of VAG were released to the Company.

On December 9, 2013, the Company acquired 100% of the issued and outstanding membership interests of Viking Prep Plant LLC (“VPP”), a Kentucky limited liability company, pursuant to the terms of a unit purchase agreement. VPP’s primary asset is a coal preparation plant located in Pike County, Kentucky. Pursuant to the unit purchase agreement, the Company agreed to pay a purchase price of $30,000 for the membership interests of VPP, which is paid by the issuance of a senior secured promissory note in an aggregate principal amount of $24,000 and a previously issued promissory note of $6,000. At closing, the Company paid (i) $10,000 of principal on the senior secured promissory note through issuing one share of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the senior secured promissory note was $14,000, which is to be paid in equal quarterly commencing on December 31, 2013, with each quarterly payment to be a principal amount of $2,800 plus accrued but unpaid interest thereon. Moreover, the previously issued $6,000 promissory note was due and payable in one balloon payment on October 21, 2013. The previously issued $6,000 promissory note was included in the December Settlement Agreement. During June 2014, the full amount of $6,000 had been fully repaid through the December Settlement Agreement and the Company had been released. As of December 31, 2015, the balance of the senior secured promissory note is $8,153. As of December 31, 2014, the balance of the senior secured promissory note was $8,400.

The common stock that was issued had fair value in the amount of $8,402. As a result the purchase price has been adjusted to $28,402.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Common Stock issued	$10,000
Promissory Note	6,000
Senior Secured Note	14,000
Total purchase price	$30,000
Fair value adjustment for common stock issued	1,598
Total adjusted purchase price	$28,402

The total purchase price has been allocated as follows:

Accounts receivable	$166
Property, Plant and Equipment	9,650
Goodwill	28,007
Accounts payable	(2,076)
Contigent consideration	(7,239)
Asset retirement obligations	(106)
$28,402

Following management’s intention to sell VPP prior to the end of 2016, the assets and liabilities measured at the lower of their carrying amount or fair value less cost to sell has been classifies as held for sale and operating results of VAG and VPP are included in discontinued operations. Please see more in Note 22.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

6.	JOINT VENTURES

On April 11, 2012, the Company entered into a Joint Venture Agreement with J Mining & Energy Group, through one of its wholly-owned subsidiaries, NewLead Holdings (US) Corp., to establish New Lead JMEG LLC as a joint venture company to engage in the business of the purchasing and trading of certain commodities, principally coal. The Company had joint control with J Mining & Energy Group of New Lead JMEG LLC and was entitled to and was liable for the total net assets of the joint venture. NewLead Holdings (US) Corp. contributed to the capital of the joint venture $2,500 cash and $1,000 in value of coal sales agreements. In addition, the Company delivered to J Mining & Energy Group $300 and one common share of the Company as a condition to the closing of the Joint Venture Agreement.

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

For the year ended December 31, 2015, the Company has recorded an allowance for doubtful accounts of $1,943 related to its due from joint ventures, as a result of the Company’s assessment for the recoverability of this receivable. For the year ended December 31, 2015, New Lead JMEG LLC had net loss of $3,932. As of December 31, 2015, New Lead JMEG LLC’s current assets were $6 and its current liabilities were $6,187. The carrying value of the joint venture is nil at December 31, 2015.

For the year ended December 31, 2014, the Company has recorded an allowance for doubtful accounts of $2,249 related to its due from joint ventures, as a result of the Company’s assessment of the recoverability of this receivable. For the year ended December 31, 2014, New Lead JMEG LLC had net loss of $384. As of December 31, 2014, New Lead JMEG LLC’s current assets were $2,832 and its current liabilities were $5,081. The carrying value of the joint venture was nil at December 31, 2014.

For the year ended December 31, 2013, the Company has recorded an impairment loss of $1,077 in respect of the New Lead JMEG LLC joint venture as a result of the Company’s assessment of the recoverability of this investment. For the year ended December 31, 2013, New Lead JMEG LLC had income of $574. As of December 31, 2013, New Lead JMEG LLC’s current assets were $2,493 and its current liabilities were $4,358.

For the year ended December 31, 2015, NewLead Mojave had a net loss of $2,146 which was comprised of $1,966 loss derived from its 50% investment in New Lead JMEG LLC and of $180 Interest and Finance Costs, respectively. No other transactions have taken place during this period.

For the year ended December 31, 2014, NewLead Mojave had a net loss of $366 which was comprised of $192 loss derived from its 50% investment in New Lead JMEG LLC and of $174 Interest and Finance Costs, respectively. No other transactions have taken place during this period.

For the year ended December 31, 2013, NewLead Mojave had a gain of $16 which was comprised of $287 gain derived from its 50% investment in New Lead JMEG LLC and of $271 Interest and Finance Costs, respectively. No other transactions have taken place during this period.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

7.	GOODWILL

	As of December 31, 2014	Acquisitions	Impairments	As of December 31, 2015
Goodwill	$236	$-	$-	$236

Accumulated impairment losses	$-	$-	$-	$-

Goodwill, net	$236	$-	$-	$236

On November 24, 2014, the Company completed the 100% acquisition of the companies Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A., pursuant to the terms of a SPA, dated October 16, 2014 as amended November 24, 2014, between NewLead and Thalassa Holdings S.A (see Note 5). The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The excess of the fair value of total liabilities assumed and other consideration over total identifiable assets acquired resulted in a premium (goodwill) of $236. Refer to Note 5 for further details of the transaction.

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

The future cash flows from operations were determined by considering the charter revenues based on a number of factors relating to the remaining life of the vessels, including: (a) the contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates for dry bulks (adjusted for market conditions), (c) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire days based on historical experience or, if the most likely use of the vessel would result in flows only through its disposal, the fair value of the vessel at the end of the reporting period and (d) historical and market data for charter rates for oil tanker/asphalt carriers. Expenses were forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred in generating revenue in each reporting unit, and operating strategies and specific forecasted operating expenses to be incurred are forecasted by applying an inflation rate of 2% considering the economies of scale due to the Company’s growth. The weighted average cost of capital (WACC) used was 12%. As of December 31, 2015 and 2014, no impairment was recorded. For the year 2013 no goodwill existed.

Refer to Note 22 with respect to goodwill and related impairment attributable to coal properties.

8.	RESTRICTED CASH

Restricted cash, as of December 31, 2015 and December 31, 2014, was as follows:

	As of December 31,	As of December 31,
	2015	2014
Letters of guarantee	31	31
Long term restricted cash accounts	$31	$31

As of December 31, 2015 and 2014, the Company retained letters of guarantee in the amount of $31. As of December 31, 2015 and 2014, the Company is in default regarding the minimum liquidity of $250 for the Portigon AG Credit Facility. Please refer to Note 12 for further details in respect of minimum liquidity.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

9.	VESSELS AND OTHER FIXED ASSETS, NET

Acquisition of vessels

On September 15, 2013, the Company signed a memorandum of agreement for the acquisition of a drybulk vessel, for an aggregate consideration of approximately $19,500, plus 1% address commission. The Company also incurred additional acquisition related costs of approximately $3,052. The purchase price was included in the December Settlement Agreement with Hanover. The vessel was delivered to the Company on September 16, 2014.

On May 19, 2014 and July 25, 2014, the Company completed the acquisition of two drybulk vessels, the Newlead Albion and the Newlead Venetico, through sale and leaseback agreements (refer to Note 14). During November 2014, through the SPA with Thalassa Holdings S.A. (refer to Note 5), the Company acquired three oil tanker/asphalt carriers. In addition, the Company completed the acquisition of another two oil tanker/asphalt carriers through bareboat charter agreements (refer to Note 14).

Disposal of vessel

On September 6, 2015, the Company signed a memorandum of agreement in respect of the Newlead Markela. On December 23, 2015, the Company delivered the Newlead Markela, to an unrelated party for the purchase price of approximately $3,200. The loss on the sale of the vessel amounted to $180 is included in Loss from continuing operations. The loss on the sale of the vessel includes the inventories on board and amount of $75 in relation to technical repairs undertaken on the vessel as a condition for the contemplation of the sale. The initial brokerage commission agreed between the parties for the sale of the vessel pursuant to the memorandum of agreement was $128.

Impairment of vessels

For the year ended December 31, 2015, the Company’s impairment tests indicated an amount of $1,214 impairment for Newlead Markela which was sold December 23, 2015.

For the year ended December 31, 2014, the Company’s impairment tests indicated an amount of $209 impairment for one of the vessels that were held and used as of December 31, 2014.

For the year ended December 31, 2013, the Company’s impairment tests indicated that no impairment existed for the two vessels that were held and used as of December 31, 2013.

Disposal of other fixed assets

On December 9, 2015, the Company sold a vehicle that was fully depreciated for consideration price $3.2 (translation from €3 thousands). The total amount of the proceeds is included in the Loss from continuing operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The table below presents the movement of “Vessels and Other Fixed Assets, Net”:

Cost	Vessels	Leased Vessels	Dry docking and Special survey	Other fixed assets	Total
Balance at December 31, 2012	$56,966	$-	$2,195	$1,024	$60,185
Additions	-	-	366	-	366
Balance at December 31, 2013	$56,966	$-	$2,561	$1,024	$60,551
Additions	43,097	47,554	668	10	91,329
Loss on sale and leaseback (Note 14)	-	(1,150)	-	-	(1,150)
Balance at December 31, 2014	$100,063	$46,404	$3,229	$1,034	$150,730
Additions	-	-	735	6	741
Disposals (Note 9)	(20,215)	-	(575)	(3)	(20,793)
Balance at December 31, 2015	$79,848	$46,404	$3,389	$1,037	$130,668
Accumulated Depreciation and Amortization
Balance at December 31, 2012	$(20,451)	$-	$(1,327)	$(904)	$(22,682)
Depreciation and Amortization for the period	(2,536)	-	(196)	(74)	(2,806)
Balance at December 31, 2013	$(22,987)	$-	$(1,523)	$(978)	$(25,488)
Depreciation and Amortization for the period	(2,719)	(737)	(285)	(48)	(3,789)
Impairment loss (Note 3, 9)	-	-	(209)	-	(209)
Balance at December 31, 2014	$(25,706)	$(737)	$(2,017)	$(1,026)	$(29,486)
Depreciation and Amortization for the period	(3,864)	(1,717)	(562)	(9)	(6,152)
Impairment loss (Note 3, 9)	(960)	-	(254)	-	(1,214)
Disposals (Note 9)	17,036	-	575	3	17,614
Balance at December 31, 2015	$(13,494)	$(2,454)	$(2,258)	$(1,032)	$(19,238)
Net book value — December 31, 2013	$33,979	$-	$1,038	$46	$35,063
Net book value — December 31, 2014	$74,357	$45,667	$1,212	$8	$121,244
Net book value — December 31, 2015	$66,354	$43,950	$1,131	$5	$111,440

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

10.	DEFERRED CHARGES, NET

The movement of the deferred charges, net, as of December 31, 2015 is as follows:

Financing Costs
Net Book Value at December 31, 2013	$489
Additions	498
Amortization	(158)
Net Book Value at December 31, 2014	$829
Additions	1,974
Amortization	(1,387)
Net Book Value at December 31, 2015	$1,416

December 31, 2014	$829
Current	$829
December 31, 2015	$1,416
Current	$1,358
Non current	$58

On February 26, 2015, the Company received an amount of $4,250 in relation to a senior secured convertible redeemable debenture dated December 31 2014, but effective on February 26, 2015. The senior secured convertible redeemable debenture was signed with TCA Global Credit Master Fund, LLP (“TCA debenture”) and has maturity date February 24, 2017. In addition, the Company has issued with the same third party three senior secured convertible redeemable debentures, each one of total amount of $600 (“$600 TCA”) with duration 12, 18 and 24 months respectively, in consideration of investment, banking and advisory services. Moreover, the Company paid $174 in relation to legal fees in the respect of the TCA debenture. The amount under the TCA debenture was used to refinance vessel Sofia (refer to Note 12 and 13).

During 2014, the Company paid $498 in arrangement fees to acquire the Newlead Albion and the Newlead Venetico, under their respective sale and lease back agreements (refer to Note 14). The amount refers to arrangement fees of 1% of the purchase price pursuant to the lease back agreements and legal fees.

11.	ACCOUNTS PAYABLE, TRADE

Accounts payable, trade, as of December 31, 2015 and 2014 were as follows:

	As of December 31,	As of December 31,
	2015	2014
Suppliers	$3,177	$3,751
Shipyards	346	223
Insurers	824	697
Agents	714	650
Other creditors	10,088	8,889
	$15,149	$14,210

During the years ended December 31, 2015 and 2014, the Company issued approximately 3,849,982 common shares and 517 common shares, respectively, to various vendors and related parties in respect of account payable to settle outstanding invoices of approximately $1,219 and $13,295, respectively, including true up clauses. See further discussion at Note 18.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

12.	LONG-TERM DEBT

Below is a summary of the long-term portion and current portion of long-term debt as at December 31, 2015 and 2014:

	December 31, 2015			December 31, 2014
Description	Long-term	Current portion	Total	Long-term	Current portion	Total
Piraeus Bank A.E.	$-	$32,525	$32,525	$-	$32,525	$32,525
Portigon AG	-	24,215	24,215	-	24,215	24,215
Mojave Finance Inc	-	3,000	3,000	-	3,000	3,000
Natixis	-	8,207	8,207	7,707	4,598	12,305
Ending Balance	$-	$67,947	$67,947	$7,707	$64,338	$72,045

Due to its economic conditions and operational difficulties during 2011, the Company entered into restructuring discussions with each of the lenders under the Company’s facility and credit agreements. The Company completed the restructuring efforts for the Syndicate Facility Agreement, Kamsarmax Syndicate Facility Agreements, Eurobank Credit Facility, Northern Shipping Fund LLC Capital Lease Obligation, Portigon AG (formerly, West LB Bank) Credit Facility, Piraeus Bank Credit Facilities, Handysize Syndicate Facility Agreement, Lemissoler Maritime Company W.L.L. Capital Lease Obligation (all references to the Lemissoler Maritime Company W.L.L. Capital Lease Obligation refer to the agreement entered into with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, the four affiliate companies of Lemissoler Maritime Company W.L.L., in November 2010, for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi) and the 7% Notes, subject, in the case of the Syndicate Facility Agreement, to final payment of outstanding fees. In addition, while the Company has completed its restructuring efforts with the lenders under the Syndicate Facility Agreement, it continues to have an outstanding liability of $129 under the Syndicate Facility Agreement related to outstanding loan fees. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay the outstanding amounts owed and fees under the agreement, the Company has not been formally discharged nor released of any and all of its obligations arising under the Syndicate Facility Agreement due to this outstanding liability.

As of December 31, 2015 and 2014, the Company was in default under its credit agreements with Piraeus Bank (CPB loan), Portigon AG and Mojave Finance Inc. Credit Facility. Since the Company’s lenders, as a result of defaults by the Company, have the right, absent receipt of waivers, to demand the repayment of its debt at any given time, the Company reclassified its long term debt as current liabilities in its consolidated balance sheet. Lenders have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all.

(a)	Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”) Credit Facility

On December 10, 2010, the Company entered into a Loan Agreement with Piraeus Bank for a reducing revolving credit facility of up to $62,000, in order to refinance the loans of the Newlead Venetico and the Newlead Markela, and to finance the working and investment capital needs. The provisions of the agreement include a cash sweep of all surplus quarterly earnings from the related vessels. Borrowings under this loan facility bore an approximate effective interest rate of 6.31%, including the margin, during 2015.

On April 5, 2012, with the consent of Piraeus Bank, the Company entered into an agreement for the sale of the Newlead Venetico and that vessel was delivered to the buyer on May 8, 2012 for proceeds of approximately $9,450. The proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the Newlead Venetico in a total aggregate amount of $6,736, (b) interest payable and (c) the payment of outstanding trade and vendor payments. Since June 2013, which is the maturity date of the loan facility, the outstanding balance on such loan facility is $32,525. On December 23 2015, the Company, with the consent of Piraeus Bank, sold the Newlead Markela, for which Piraeus Bank had first mortgage. The proceeds in the amount of $3,081 were remitted to Piraeus Bank and have been applied against accrued interest. The outstanding balance on the loan as of December 31, 2015 is $32,525.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(b)	Portigon AG (formerly, West LB Bank) Credit Facility

On April 1, 2010, the Company assumed a Loan Agreement with Portigon AG, relating to a term loan facility of up to $27,500 in relation to the Newlead Victoria. On March 28, 2013, the Company agreed with Portigon AG (“Portigon”) to certain amendments of the credit facility, which provide, among others, that: (a) the outstanding balance of $25,250 is to be payable in 3 quarterly installments of $300, followed by 5 quarterly installments of $375, followed by 15 quarterly installments of $475, followed by a balloon payment of $15,350 due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 and the balloon installment shall be repaid on January 31, 2019), (b) the Company was waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which the bank is satisfied that the security cover ratio is not less than 100% and (ii) December 31, 2013 (inclusive), and (c) the Company was waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive).

Borrowings under this loan facility bore an approximate effective interest rate of 5.53%, including the margin, during 2015. The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%.

Furthermore, it was agreed that Portigon will have the option to demand the sale of the Newlead Victoria at any time that the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owed under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt for an amount which will not exceed in aggregate $500. Moreover, the vessel’s excess cash must be applied towards the prepayment of the balloon installment, in accordance with the following, all as described in the amended loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility.

The vessel’s excess cash must be applied towards the prepayment of the balloon installment until such time as the balloon installment has been reduced to $6,000, in accordance with the following, all as described in the loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. As of December 31, 2015, the Company was not in compliance with this ratio. The loan facility includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter (as of December 31, 2015, the Company was in breach of this covenant); (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding (as of December 31, 2015, the Company was in breach of this covenant); (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding (as of December 31, 2015, the Company was in breach of this covenant) and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter (as of December 31, 2015, the Company was in breach of this covenant). Amounts drawn under the Portigon AG is secured by first priority mortgage on Newlead Victoria and vessel-owning subsidiary. All the amounts are guaranteed by NewLead Holdings. As of December 31, 2015, the Company has defaulted on principal and interest payments. As of December 31, 2015, the outstanding balance of the loan was $24,215.

(c)	Mojave Finance Inc. Credit Facility

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

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On January 9, 2013 and July 9, 2013, the loan facility was further amended. Pursuant to the second and the third amendments, the loan is payable after an eighteen-month period following the drawdown date, with the $3,000 repayment due on October 11, 2013. Since October 2013, which is the maturity date of the loan facility, the outstanding balance on such loan facility is $3,000. Borrowings under this loan facility bore an approximate effective interest rate, including the margin, of 5.28%, during 2015.

(d)	Natixis

On November 24, 2014, the Company assumed a loan Agreement with Natixis, dated September 18, 2009, for a loan facility of up to $12,385 in relation to the three oil tanker/asphalt carriers, the Nepheli, Newlead Granadino and the Sofia. The loan was payable in quarterly intervals up to October 16, 2015 for the Sofia, up to March 16, 2016 for the Newlead Granadino and up to April 4, 2016 for the Nepheli. In addition, the loan has balloon payments of $1,976 for the Sofia, $1,844 for the Nepheli and $2,722 for the Newlead Granadino on the last payment date.

On January 14, 2015 an amendment to the loan agreement with Natixis was signed in order to change the repayment schedule. In relation to the Sofia the outstanding loan as of December 31, 2014 would be paid in 10 repayment installments, one such installment to be repaid on each of the following repayment dates: (i) January 16, 2015; and (ii) each of the dates falling at one (1) monthly intervals after January 16, 2015 up to and including October 16, 2015. Subject to the provisions of this agreement and the amount of each of the first to the ninth installments shall be $23 and the amount of the tenth and final installment shall be $3,327 (comprising (i) a repayment installment of $23 (ii) a balloon payment of $2,439 and (iii) the Sofia deferred installments of $865). In relation to the Newlead Granadino, the outstanding balance as of December 31, 2014 will be paid in 15 repayment installments, one such installment to be repaid on each of the following repayment dates: (i) January 16, 2015; and (ii) each of the dates falling at one (1) monthly intervals after January 16, 2015 up to and including March 16, 2016; Subject to the provisions of this agreement and, the amount of each of the first to the fourteenth installments shall be $31 and the amount of the fifteenth and final installment shall be $4,767 (comprising (i) a repayment installment of $31, (ii) a balloon payment of $3,545 and (iii) the Newlead Granadino deferred installments of $1,191). In relation to the Nepheli the outstanding loan as of December 31, 2014 would be paid in 16 repayment installments, one such installment to be repaid on each of the repayment dates relevant: i) January 16, 2015; and (ii) each of the dates falling at one (1) monthly intervals after January 16, 2015 up to and including March 16, 2016;(iii) finally, April 4, 2016. Subject to the provisions of this agreement and, the amount of each of the first to the fifteenth installments shall be $21 and the amount of the sixteenth and final installment shall be $3,253 (comprising (i) a repayment installment of $21, (ii) a balloon payment of $2,425 and (iii) the Nepheli deferred instalments of $807).

On February 20, 2015 an amendment to the loan agreement with Natixis was signed in order to repay the full amount of the Sofia and change the repayment schedule for the other two vessels. The full repayment of the Sofia was remitted on February 26, 2015 with the refinance from the TCA debenture (see Note 13), resulting in gain extinguishment of liabilities of amount $523. In relation to the Newlead Granadino, the amount of each of the first to the twelfth installments shall be $35 and the amount of the thirteenth and final installment shall be $4,490 (comprising (i) a repayment installment of $35 (ii) a balloon payment of $3,263 and (iii) the Newlead Granadino deferred installments of $1,192). In addition, the Company agreed to repay an amount of $295 by no later than December 31, 2015. In relation to Nepheli vessel, the amount of each of the first to the thirteenth installments shall be $25 and the amount of the fourteenth and final installment shall be $3,072 (comprising (i) a balloon payment of $2,265; and (ii) the Nepheli deferred installments of $807). In addition, the Company agreed to repay an amount of $205 by no later than December 31, 2015. The Company has paid all the monthly installments during 2015, however the Company did not pay the amounts of $295 and $205 in respect of vessels Newlead Granadino and Nepheli., respectively, prior to December 31, 2015. Natixis has agreed the payment of $500 in total to be on March 16, 2016 along with the full repayment of the Newlead Granadino.

Borrowings under this loan facility bore an approximate effective interest rate of 3.11%, including the margin, during 2015. Amounts drawn under the Natixis are secured by first priority mortgages on the vessel Newlead Granadino and Nepheli and vessel-owning subsidiaries. All the amounts are guaranteed by NewLead Holdings. Total borrowing at December 31, 2015 were $8,207.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(e)	New Coal Holding LLC

On September 3, 2013, the Company entered into an agreement with New Coal Holding LLC for a Loan Facility of up to $300. The facility was payable in one balloon payment due three months from the final draw-down. During December 2013, the facility was fully repaid through the issuance of one common share. The company was fully released and discharged from any liability and obligations arising from the loan agreement upon the issuance of the share. However, there was a true up clause in order for the holder to request for additional shares in order to collect the full amount of the loan facility. The true up clause expired in December 2014 according to the terms of the agreement.

(f)	Syndicate Facility Agreement

As part of the 2009 recapitalization, the Company’s existing syndicate of lenders entered into a $221,400 facility agreement, referred to herein as the “Syndicate Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.

On December 21, 2011, with the consent of the lenders under the Syndicate Facility Agreement, the Company agreed for the sale of the four LR1 vessels related to this facility, and the lenders agreed with NewLead to accept the gross sale proceeds in full and final satisfaction of all liabilities owed to the syndicate under the governing loan agreement. Following this agreement, $64,532, which constituted the proceeds of the sales of the Newlead Avra and the Newlead Fortune (sold in December 2011), and $80,159, which constituted the proceeds of the sales Newlead Compass and the Newlead Compassion (sold in January 2012), were applied against the loan. As of December 31, 2015 and 2014, the outstanding balance due to the syndicate lenders was $129, which is included in accounts payable and related to loan fees outstanding. While the proceeds from the sale of the four LR1 vessels under the Syndicate Facility Agreement were used to repay outstanding amounts owed and fees under the agreement, the Company has nevertheless not been formally discharged and released of any and all of its obligations in respect of the Syndicate Facility Agreement due to this outstanding liability.

Other Information

The amounts shown as interest and finance expense in the statements of operations include the following items:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2014	2013

Interest expense	$13,935	$10,662	$6,950
Amortization of deferred charges	1,387	159	460
Amortization of the beneficial conversion feature and warrant	18	258	264
Hanover Holdings I LLC commission	-	(9,739)	31,982
Other interest and finance expenses, net	5,144	4,552	3,012
	$20,484	$5,892	$42,668

The effective interest rate at December 31, 2015 was approximately 6.40% per annum (December 31, 2014: 6.52% and December 31 2013: 4.95%). Capitalized interest for the year ended December 31, 2015, 2014 and 2013 amounted to nil. For the year ended December 31, 2015 and 2014, other expenses include mainly financing expenses related to fair value adjustments on the convertible notes. For the year ended December 31, 2013, other expenses include mainly expenses in relation to financing services in respect of the shipping sector in the amount of $2,510 and fair value adjustments on the convertible notes in the amount of $513.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

13.	CONVERTIBLE NOTES

	7% Notes (1)	4.5% Note (2)	8% and 4.4% Notes (3)	12% Con.Deb and Notes (4)	10% Notes (5)	VPP & VAG Note (6)	Other Notes (7)	Total
Balance at December 31, 2013	$65	$62,500	$1,525	$361	$20,000	$17,200	$-	$101,651
Convertible Notes Issued / (Cancelled)	-	-	12,358	6,776	5,940	(4,500)	693	21,267
Amortization of the Beneficial Conversion Feature & Warrant	17	-	-	241	-	-	-	258
Cash payments	-	-	(2,360)	-	(250)	-	-	(2,610)
Warrants attached	-	-	-	(170)	-	-	-	(170)
Notes Converted to common shares	-	-	(3,323)	(932)	(14,027)	(4,300)	(693)	(23,275)
Balance at December 31, 2014	$82	$62,500	$8,200	$6,276	$11,663	$8,400	$-	$97,121
Convertible Notes Issued/ Transferred from Financial Instruments	-	-	3,964	449	2,700	-	7,268	14,381
Amortization of the Beneficial Conversion Feature & Warrant	18	-	-	-	-	-	-	18
Notes Converted to preference shares	-	-	(7,440)	(475)	(6,922)	-	-	(14,837)
Notes Converted to common shares	-	-	(1,950)	-	(26)	(247)	(580)	(2,803)
Assignment to third parties	-	-	(1,816)	-	(1,215)	-	-	(3,031)
Balance at December 31, 2015	$100	$62,500	$958	$6,250	$6,200	$8,153	$6,688	$90,849
Short term convertible notes	100	62,500	958	6,250	6,200	8,153	982	85,143
Long term convertible notes	$-	$-	$-	$-	$-	$-	$5,706	$5,706

(1)	Senior Convertible 7% Notes

In connection with the recapitalization in 2009, the Company issued $145,000 in aggregate principal amount of 7% Notes on October 13, 2009. The issuance of the 7% Notes were made pursuant to an Indenture dated October 13, 2009, between the Company and Piraeus Bank S.A. (as the successor of Cyprus Popular Bank Public Co. Ltd.), and a Note Purchase Agreement, executed by each of the Investment Bank of Greece and Focus Maritime Corp., a company controlled by Michail Zolotas, President, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors

All of the outstanding 7% Notes owned by Focus were pledged to, and their acquisition was financed by, Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.) $20,000 of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture contained certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. The Investment Bank of Greece also received warrants with a maturity date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company. The warrants expired in October, 2015 without being exercised.

Upon the issuance of the notes, the Company recorded a Beneficial Conversion Feature (“BCF”) totaling $100,536 as a contra liability (discount) that had to be amortized into the income statement (via interest charge) over the life of the 7% Notes. In November 2009, Focus converted $20,000 of the 7% Notes into one common share of the Company. On July 2, 2012, in connection with the restructuring of NewLead’s debt, the Company entered into an agreement with Focus for the conversion of its remaining $124,900 of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into one common share of the Company.

After the conversions in 2009 and 2012, $100 of the 7% Notes remained outstanding as of December 31, 2015 and 2014. For the year ended December 31, 2015, $18 of the BCF was amortized and reflected as interest expense in the statements of operations ($17 for the year ended December 31, 2014, and $13 for the year ended December 31 2013). The relative note was also transferred to Piraeus Bank S.A..

As of December 31, 2015, the Company was not in compliance with its financial covenants on this indebtedness, had defaulted on all coupon payments. The 7% Notes were not converted in October, 2015 and warrants expired in October, 2015 without being exercised. As such, the full amount outstanding was reclassified to current liabilities.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(2)	Senior Convertible 4.5% Note

In November 2010, the Company entered into an agreement with Lemissoler Maritime Company W.L.L. (“Lemissoler”) for the sale and immediate bareboat leaseback of four dry bulk vessels including three Capesize vessels, ( the Brazil, the Australia, and the China), and one Panamax vessel (the Grand Rodosi). Total consideration for the sale was $86,800 and the bareboat leaseback charter period was eight years. Pursuant to the agreement, NewLead retained call options to buy the vessels back during the lease period at pre-determined decreasing prices and was obligated to repurchase the vessels for approximately $40,000 at the end of the lease term. The repurchase obligation could be paid partially in cash and partially in common shares, at the Company’s option.

The Company concluded that it had retained substantially all of the benefits and risks associated with such vessels and treated the transaction as a financing, resulting in a loss of $2,728 (for those vessels where their fair value was below their carrying amount) and deferred gain of $10,540 (for those vessels where their fair values was above their carrying amount) which was being amortized over the life of each vessel.

On January 31, 2012, February 7, 2012, February 11, 2012, and March 19, 2012, respectively, pursuant to various redelivery addendums to certain sale and leaseback agreements, the Company completed the redelivery of the four dry bulk vessels, (the Australia, the Grand Rodosi, the China and the Brazil), to their owners which are affiliates of Lemissoler. On November 28, 2012, the Company entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime Shipping Holding Ltd (“Prime”)(an affiliate of Lemissoler), which sets out the terms and conditions on which Lemissoler has agreed to the settlement of amounts outstanding and due to them from the Company pursuant to various agreements that had been entered into between the Company and Lemissoler (the “Lemissoler Indebtedness”) and a standstill and waiver of Lemissoler’s right to take action in respect of the Lemissoler Indebtedness and the failure of the Company to perform their respective obligations under such agreements, which includes any existing or future liabilities under agreements relating to the operation of vessels chartered or assigned to Lemissoler. On January 30, 2013, the Company was formally released from all of its obligations and liabilities under the relevant finance lease documentation.

Pursuant to the Settlement Agreement:

(1) the Lemissoler Indebtedness was settled by the issuance of (i) one common share of the Company to Prime; and (ii) a $50,000 aggregate principal amount 4.5% Senior Convertible Note due in 2022 (“4.5% Note”) with such terms as described below;

(2) all fees, costs and expenses incurred by Prime in connection with the transaction were paid by the Company with the issuance of one common share (covering $400 in fees) to Prime (with any shortfall from the sale of the common shares to be fully paid and settled by the Company, which may be satisfied by issuing further common shares of the Company to Prime).

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

The $50,000 in aggregate principal amount 4.5% Senior Convertible Note due in 2022 issued to Prime was issued on December 31, 2012, and it bears interest at an annual rate of 4.5%, payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or earlier upon redemption, repurchase or conversion in accordance with its terms. The 4.5% Note is convertible, at a holder’s option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms. The holder has the right to convert the principal amount of the 4.5% Note, or any portion of such principal amount which is at least $1 (or such lesser principal amount of the 4.5% Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable common shares of the Company (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of the 4.5% Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the 4.5% Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date.

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

The Company may redeem all or part of the outstanding principal amount of the 4.5% Note at any time, subject to certain conditions, at a redemption price in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note plus (2) accrued and unpaid interest on such principal amount to the redemption date plus (3) accrued and unpaid default interest in the amount of 6.5% per annum during the period from the date of such Event of Default until the date no Event of Default is continuing. If a Repurchase Event occurs, the holder will have the right, at the holder’s option, to require the Company to repurchase all of the 4.5% Note, or any portion thereof, on a repurchase date that is five business days after the date of the holder delivered its notice with respect to such Repurchase Event. The repurchase price will be an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note that the holder has elected to be repurchased plus (2) accrued and unpaid interest on such principal amount to the date of such repurchase plus (3) accrued and unpaid default interest, if any, thereon at the rate provided in the 4.5% Note to the date of such repurchase. If an Event of Default shall have occurred, then the applicable interest rate shall be increased to 6.5% per annum during the period from the date of such Event of Default until the date no Event of Default is continuing. The Company may, at its option, subject to certain conditions, make any payments required to be made by the Company to the holder upon acceleration of the 4.5% Note by reason of certain Events of Default in common shares of the Company.

Because the note is convertible into a variable number of common shares at the Company’s option, even upon an Event of Default, and mandatorily convertible into a variable number of common shares at maturity, the 4.5% Note represents a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares. Because of this, ASC 480 requires the 4.5% Note be carried at fair value, with any subsequent changes in fair value recognized in earnings. Fair value should be determined based on the total number of shares that will be used to settle the amount. The fair value at inception was calculated by dividing the principal amount of $50,000 divided by the contractual stock issuance price of 80% of market (calculated using the above VWAP methodology).

On the date of the issuance and at December 31, 2015 and 2014, the fair value of the 4.5% Note amounted to $62,500. As of December 31, 2015 and 2014, the Company was not in compliance with the requirements of this indebtedness and the full amount outstanding was reclassified to current liabilities.

(3)	Financial Institutions 8% and 4.4% Notes

During December 2013, the Company issued convertible promissory notes to financial institutions totaling $1,470 (the "8% notes"). These 8% notes were due in one balloon payment during September 2014. As of December 31, 2014, the full amount of these 8% notes had been converted into shares and the Company has been fully released. During December 2013, the Company assumed a convertible promissory note upon the acquisition of VPP totaling $55 (the “4.4% note"). The 4.4% note was due in one balloon payment during October 2014. The note was collateralized by certain equipment. As of December 31, 2014, the full amount of the note had been paid in cash and the Company had been fully released.

During January 2014, the Company issued convertible notes to Asher Enterprises Inc., for up to $207 (“Asher 8% notes”). These Asher 8% notes were due in October 2014 and November 2014 by the issuance of common shares, at 65% of the average of the lowest 3 trading prices during the 10 trading day period prior to the conversion date. The Asher 8% notes in substance represented a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares. Because of this, ASC 480 requires these Asher 8% notes be carried at fair value, with any subsequent changes in fair value recognized in earnings. The Company determined the fair value for these Asher 8% notes using the discount share conversion price of 35%. The fair value at inception was the face amount of $207 divided by 65%. Moreover, according to the clauses of the specific agreements, the holder of the Asher 8% notes requested an additional default principal amount of $138. Borrowings under these notes bore a fixed interest rate of 8%. During July and August 2014, the notes were fully converted and the Company has been fully released.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On February 26, 2014, May 12, 2014, August 4, 2014 and August 18, 2014, the Company issued convertible promissory notes to financial institutions totaling $7,736 (the "2014 8% notes"). These 2014 8% notes are each due in one balloon payment on February 26, 2016, May 12, 2015, August 4, 2015 and August 18, 2015. Borrowings under these 2014 8% notes bear a fixed interest rate of 8% per annum on the unpaid principal balance. These 2014 8% notes are convertible into common shares at a conversion price of 65% of average of the lowest 3 trading prices during 10 trading day period at holder’s option, at any time and from time to time. As of December 31, 2014 an amount of $207 of these 2014 8% notes has been converted into shares and $2,305 has been paid in cash. The remaining 2014 8% notes in substance represent a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares. Because of this, ASC 480 requires the 2014 8% notes be carried at fair value, with any subsequent changes in fair value recognized in earnings. The Company determined the fair value for the 2014 8% notes using the discount share conversion price of 35%, the price at December 31, 2014 and the variable number of shares to be received. The fair value at inception was $11,901 based on dividing $7,736 by 65%. As of December 31, 2014, the amount of $8,200 is still outstanding to be converted representing the outstanding balance of $5,273, $1,237 and $1,690 of the 2014 8% notes dated February 26, 2014, August 4, 2014 and August 18, 2014.

On November 24, 2015, the outstanding balance of $5,273 of the 2014 8% note dated February 26, 2014 was settled with the issuance of Series A-1 Preference shares (please see Note 17). The 2014 8% note dated August 4, 2014 was converted to Company’s common shares of amount $739. On May 18, 2015, the holder of the 2014 8% note dated August 4, 2014 entered into a note purchase agreement with Toledo Advisors LLC, whereby Toledo Advisors LLC acquired a portion of $132 of the note. The new 8% note has the same clauses as the 8% note dated August 4, 2014. The Company determined the fair value for the new note using the discount share conversion price of 35%, at $203 at assignment date May 18, 2015. As of December 31, 2015 the note has been fully converted to Company’s common shares. The Company has been fully released. On April 20, 2015, the holder of the 2014 8% note dated August 4, 2014 entered into a note purchase agreement with Toledo Advisors LLC, whereby Toledo Advisors LLC acquired $100 of the note. The new note had the same clauses as the 2014 8% note dated August 4, 2014 and has maturity date April 20, 2016. The Company determined the fair value for the new note using the discount share conversion price of 35%, at $154 at assignment date April 20, 2015. As of December 31, 2015 the note has been fully converted to Company’s common shares. The Company has been fully released. On November 24, 2015, the outstanding balance of $142 of the 2014 8% note dated August 4, 2014 was settled with the issuance of Series A-1 Preference shares (please see Note. 17).

The 2014 8% note dated August 18, 2014, has been converted to Company’s common shares of amount of $231. On May 15, 2015, the holder of 2014 8% note dated August 18, 2014 entered into a note purchase agreement with Atlas Long Term Growth Fund LLC, whereby Atlas Long Term Growth Fund LLC acquired $300 of the note. The new note has the same clauses as the 2014 8% note dated August 18, 2014 and has maturity date November 15, 2015. The Company determined the fair value for the new note using the discount share conversion price of 35%, at $462 at assignment date May 15, 2015. As of December 31, 2015, the outstanding balance of the new note dated May 15, 2015 is $322 at fair value since the amount of $262 has been converted to the Company’s common shares. Due the maturity date, the new note dated May 15, 2015 has an increase in the repayment amount of the note of the amount $122.

On August 27, 2015, the holder of 2014 8% note dated August 18, 2014 entered into a note purchase agreement with Toledo Advisors LLC, whereby Toledo Advisors LLC acquired a portion of $350 of the note. The new note has the same clauses as the 2014 8% note dated August 18, 2014 and has maturity date August 27, 2016. The Company determined the fair value for the new note using the discount share conversion price of 35%, at $538 at assignment date August 27, 2015. As of December 31, 2015, the outstanding balance of the 8% note dated August 27, 2015 is $177 at fair value since the amount of $361 has been converted to the Company’s common shares. On December 14, 2015, the holder of 2014 8% note dated August 18, 2014 entered into a note purchase agreement with Toledo Advisors LLC, whereby Toledo Advisors LLC acquired a portion of $298. The new note has the same clauses as the 2014 8% note dated August 18, 2014 and has maturity date December 14, 2016. The Company determined the fair value for the new note using the discount share conversion price of 35%, at $459 at assignment date December 14, 2015. As of December 31, 2015, the outstanding balance of the new note dated December 14, 2015 is $459 at fair value. Following the three assignments above, the 2014 8% note dated August 18, 2014, had fully converted or assigned its principal except for the liability in respect of the accrued interest.

Moreover, on January 14, 2015, the Company issued an unsecured convertible note of the amount of $1,680 to a third party in consideration of success fee for advising the Company on strategic alliances mergers acquisitions and coordinating and evaluating indications of interest and proposals regarding various transactions. Borrowings under this note bear a fixed interest rate of 8% per annum on the unpaid principal balance. This 8% note is convertible into common shares at a conversion price of the closing price the trading date immediately prior to the date of the issuance of the shares at holder’s option, at any time and from time to time until January 14, 2017. On November 24, 2015, the outstanding balance of this note was settled with the issuance of Series A-1 Preference shares (please see Note. 17).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On April 30, 2015, the Company issued an unsecured convertible note of the amount of $500 to a third party with due date April 30, 2017. Borrowings under this unsecured convertible note bear a fixed interest rate of 8% per annum on the unpaid principal balance. This 8% note is convertible into common shares at a conversion price of the closing price the trading date immediately prior to the date of the issuance of the shares at holder’s option, at any time and from time to time. The Company has drawdown amount of $345 in respect of this note and on November 24, 2015, the outstanding balance of $345 was settled with the issuance of Series A-1 Preference shares (please see Note. 17).

All the aforementioned settlement of convertible notes along with accumulated accrued interest with the issuance of 954 Series A-1 Preference shares along with a true up clause liability of $1,365 included in Financial instruments carried at fair value (Refer to Note 18), resulted in gain of extinguishment of liability of amount $320.

(4)	12% Convertible Debentures and Notes

On December 23, 2013 and January 3, 2014, the Company issued 12% convertible debentures to Dominion Capital LLC, for up to $500. The 12% convertible debentures were due on December 23, 2014 and January 3, 2015, respectively. Borrowings under these debentures bear a fixed interest rate of 12% per annum on the unpaid principal balance paid in cash. The 12% convertible debentures also contained interest and anti-dilution adjustments under certain circumstances and as a result the Company recorded financial instruments of $400. The 12% convertible debentures were convertible into common shares at a conversion price equal to the lesser of a) $10,125,000 per share and b) 70% of average of the lowest 3 VWAP during 15 trading day period at holder’s option, at any time and from time to time. The 12% convertible debentures had attached warrants that the Company measured them at fair value and reduced respectively the amount of each 12% convertible debenture. The Company amortized each warrant attached according the duration of the 12% convertible debentures. As of December 31, 2013, the full amount of the 12%convertible debenture dated December 23, 2013 along with the amortized portion of the warrant was outstanding. As of December 31, 2014, the full amounts of both the 12% convertible debentures have been converted into common shares. The Company was released for the 12% convertible debenture dated December 23, 2013 along with the related attached warrants, financial instrument and accrued interest. As of December 31, 2015 and 2014, the warrants attached to the January 3, 2014 12% convertible debenture are outstanding, please see Note 18. The 12% convertible debenture dated January 3, 2014 has matured on January 3, 2015 with the outstanding principal being fully converted to common shares, the financial instrument being expired and the remaining accrued interest without being converted to common shares or paid in cash.

On May 14, 2014, the Company issued a promissory note to Pallas Management LLC for up to $5,000. Borrowings under this promissory note bear a fixed interest rate of 12% per annum on the unpaid principal balance. The promissory note has a maturity date of November 30, 2014, which was amended on November 14, 2014 to mature on November 30, 2015. This unsecured convertible note is converted into common shares at a conversion price 80% the average of the closing prices for the 10 trading days immediately prior but not including the date of issuance of the shares. As of December 31, 2014 the amount received from this unsecured convertible note was $5,000. Because the note is convertible into a variable number of shares, the promissory note is required to be carried at fair value pursuant to ASC 480. The Company determined the fair value by dividing the principal amount of $5,000 by 80%, being $6,250. As of December 31, 2014, the amount of $6,250 was outstanding. Since November 30, 2015, the promissory note is outstanding and bear default interest rate 22%.

On October 24, 2014, the Company issued an unsecured convertible note to F&S Capital Partners Ltd. for up to $475. Borrowings under this unsecured convertible note bear a fixed interest rate of 12% per annum on the unpaid principal balance. The unsecured convertible note has maturity date October 23, 2015. This unsecured convertible note is convertible into common shares at a conversion price of the closing price the trading date immediately prior but not including the date of issuance of the shares. As of December 31, 2014 the amount received and outstanding of this unsecured convertible note was $26. On October 23, 2015, the Company signed an addendum with the holder of this 12% note, in order to extend the maturity date to October 23, 2016. On November 24, 2015, the outstanding balance of $475 was settled with the issuance of Series A-1 Preference shares (please see Note. 17).

(5)	10% Notes

On December 27, 2013, the Company issued three unsecured convertible notes to NM Dauphin & Company Limited, Ray Capital Inc. and Tiger Capital Partners Ltd. for up to $20,000. The three notes were due in 60 days by issuance of common shares at a conversion price equal to the average of the closing prices for the 10 trading days immediately prior to but not including the date of issuance of the shares. The three notes were amended and the conversion price was equal to the closing price immediately prior to but not including the date of issuance of the shares and bore an interest rate of 10%. Any accrued and unpaid interest was payable in quarterly installments concluding with the final installment on final repayment date. Moreover, these unsecured convertible notes contain a true up clause for a period of five years. During 2014, the convertible note with Ray Capital Inc. was amended to be guaranteed by one of the Company’s vessels, Newlead Castellano. As of December 31, 2014, the full amount of $6,000 of the 10% note of the holder Ray Capital Inc. was fully converted into common shares. The holder sold the shares and after considering the proceeds from the sale of shares, the Company owned a true up clause liability of $1,542, which was included in financial instruments carried at fair value, refer to Note 18.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

As of December 31, 2014, the convertible note with Tiger Capital Partners Ltd. had an amount of $472, which was included in convertible notes, net in consolidated balance sheets and a true up clause liability of $4,747 which was included in financial instruments carried at fair value, refer to Note 18. As of December 31, 2014, the full amount of the convertible note with NM Dauphin & Company Limited remains outstanding. On April 8, 2015, the Company signed an addendum with NM Dauphin & Company Limited, in order to amend the quarterly installments of the accrued interest to payment of the accrued and unpaid interest on the maturity date of the note. On November 24, 2015 the outstanding balance of $5,500 of the 10% note of the holder NM Dauphin & Company Limited along with the accrued interest were settled with 535 A-1 Series Preference shares (refer Note. 17).

On March 3 and April 8, 2015, the Company signed two addenda with Ray Capital Inc. in order to amend the maturity date of the 10% note to December 27, 2015, and to pay the accrued interest on the maturity date and not in quarterly installments. Moreover, the addenda amended the true up liability to be along with the maturity date and the holder of the note warranted the sale up to 20% of the monthly dollar volume of the Company’s common stock per month in order to reduce the Company’s outstanding obligations owned to the holder of the 10% note. As of December 31, 2015, the true up clause liability has been transferred from financial instruments carried at fair value to convertible notes, net of the consolidated balance sheets and it is payable in cash since the maturity date December 27, 2015 according to the clauses of the addenda. In respect of the 10% note with Ray Capital Inc, the Company issued 53,006 common shares and 124,536 common shares for the conversion of the note, accrued interest and true up clause liability, for the years ending December 31, 2015 and 2014, respectively.

On March 17, 2015, the Company and Tiger Capital Partners Ltd. signed an addendum in order to amend the quarterly installments of the accrued interest to payment of the accrued and unpaid interest on the maturity date of the note. On November 24, 2015 the remaining balance of $447 of the initial balance $8,500 of the 10% note with the holder Tiger Capital Partners Ltd. along with the $4,874 financial instruments carried at fair value, which consists the remaining true up clause liability considering the proceeds from the sale of shares by the holder, and the accrued interest payable on that date, were settled with 600 Series A-1 Preference shares (refer Note 17). In respect of the 10% note with Tiger Capital Partners Ltd, the Company issued 53,112 common shares and 78,546 common shares for the conversion of the note, accrued interest and true up clause liability, for the years ending December 31, 2015 and 2014, respectively.

During August and September 2014, the Company issued convertible notes to Oppenheim & Co. Limited, Oppenheim Capital Ltd and Cheyenne Holding Ltd, for up to $2,190, $2,500 and $1,250, respectively. These notes are due in August 2016 and September 2017 by the issuance of common shares, at the trading price of the common shares prior to issuance. Borrowings under these 10% notes bear a fixed interest rate of 10% per annum on the unpaid principal balance and any accrued and unpaid interest is payable in quarterly installments concluding with the final installment on final repayment date. The 10% notes with Oppenheim Capital Ltd and Cheyenne Holding Ltd were amended to be guaranteed by one of the Company’s vessels, the Newlead Castellano. During 2014, amount of $250 was paid in cash in respect of the 10% note of the holder Cheyenne Holding Ltd. On March 3, 2015, the Company signed an addendum with Cheyenne Holding Ltd., in order to amend the quarterly installments of accrued interest to be payable on the maturity date of the note. On March 16 and November 18, 2015, the Company signed two addenda with Oppenheim Capital Ltd. in order to amend the quarterly installments of accrued interest to be payable on the maturity date of the note. Moreover, with the aforementioned addenda the holder of the note warranted the sale up to 20% of the monthly dollar volume of the Company’s common stock per month.

On March 16, 2015, the Company signed addenda with Oppenheim & Co. Limited in order to amend the quarterly installments of accrued interest to be payable on the maturity date of the note. On May 26, 2015 amount of $1,215 of the convertible note of Oppenheim & Co. Limited was assigned to Labroy Shiptrade Limited. Borrowings under this convertible note bear a fixed interest rate of 10% per annum on the unpaid principal balance. The new convertible note has maturity date August 1, 2016. The new convertible note is convertible into common shares at a conversion price of the closing price the trading date immediately prior but not including the date of issuance of the shares. The note included true up liability for a period of five years and the holder of the note warranted the sale up to 20% of the monthly dollar volume of the Company’s common stock per month. The note is guaranteed by one of the Company’s vessels, Newlead Castellano. Following the aforementioned assignment of $1,215, the remaining balance of $975 of the 10% note with the holder Oppenheim & Co. Limited had been settled with 100 Series A-1 Preference shares.

All the aforementioned settlement of convertible notes along with accumulated accrued interest with the issuance of 1,235 Series A-1 Preference shares along with a true up clause of $4,874 included in Financial instruments carried at fair value (Refer to Note 18), resulted in gain of extinguishment of liability of amount $1,141.

As of December 31, 2015, the 10% notes balance consists of $1,485 of the 10% note with the holder Ray Capital Inc, $1,000 of the 10% note with the holder Cheyenne Holding Ltd, $2,500 of the 10% note with the holder Oppenheim Capital Ltd and $1,215 of the 10% note with the holder Labroy Shiptrade Limited, all of which are guaranteed by one of the Company’s vessels, Newlead Castellano. Refer to Note 23 for subsequent events.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

(6)	VAG and VPP Note

Pursuant to two unit purchase agreements (please see note 5), on September 13, 2013 and December 9, 2013 the Company issued senior secured notes to Pallas Holding LLC and Pallas Highwall Mining LLC, for up to $15,000 (“VAG note”) and $24,000 (“VPP note”) respectively. In respect of the unit purchase agreement dated December 9, 2013 the Company had previously issued a $6,000 promissory note, which was due and payable in one balloon payment on October 21, 2013. This promissory note was included in the December Settlement Agreement (please see note 5) and during June 2014, the full amount of $6,000 had been fully repaid in cash through the December Settlement Agreement and the Company had been released. The remaining senior secured notes were due on December 31, 2014 at the Company’s option, in cash by the option of wire transfer or by issuance of common shares. Borrowings under the VAG note bear fixed interest rate of 8% and under VPP note bear fixed interest rate of 3.9%. VAG note was convertible into common shares at a conversion price equal to the average of the 60 trading days and VPP note was convertible into common shares at a conversion price equal to the average of the 10 trading days. On January 5, 2015 the conversion price of the VPP note was amended to be the closing price of the trading day immediately prior to the date of issuance of shares. As security for the VPP note Pallas Highwall Mining LLC pledged the 100% of the membership interest in Viking Prep Plant LLC, which were acquired through VPP note until the full value of the VPP note is received.

In relation to VAG note, the Company paid (i) $125 of principal on the senior secured promissory note in cash and (ii) $5,875 of principal on the note through issuing one common share of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the VAG note was $9,000, which amount was to be paid quarterly commencing on September 30, 2013, with each quarterly payment to be a principal amount of $1,500 plus accrued but unpaid interest thereon. During 2013, the Company issued one common share for the total amount of installments and accrued interest of $3,187. During 2014, the Company issued 852 shares for the total amount of installments of $1,500 and true up liability. During the fiscal year 2014, the holder of the note has sold the shares issued upon conversion of the note and collected from the share sale proceeds amount of $9,733, including interest. With effective date December 31, 2014, an amendment to the VAG unit purchase agreement was executed with the seller which reduced the purchase price for the VAG membership interest to $3,300, as a result of the inability of the seller to extend the mineral lease that covered a significant portion of the subject minerals, which was one of the post-closing conditions of the acquisition, and due to a downturn in market conditions. In connection with the receipt of the receivable from the seller, the Company recorded a $6,558 allowance for doubtful accounts in Selling, General and Administrative Expenses included in discontinued operations. The result of the amendment was to settle the remaining balance of the VAG note and the Company was released and discharged from any liabilities whatsoever under the VAG note.

In relation to VPP note, the Company paid $10,000 of principal on the VPP note through issuing one common share of the Company’s common stock. Accordingly, immediately following the closing, the remaining balance on the VPP note was $14,000, which amount was to be paid quarterly commencing on December 31, 2013, with each quarterly payment to be a principal amount of $2,800 plus accrued but unpaid interest thereon. As of December 31, 2014, the outstanding amount of VPP note was $8,400. During 2013, the Company issued one common share for the total amount of installments and accrued interest of $2,834. During 2014, the Company issued 86,186 shares for the total amount of installments and accrued interest of $2,872 and true up liability. Following the conversion of the VPP note to common shares, the holder of the VPP note collected from the sale of the common shares amount of $11,424, including interest. On January 5, 2015, the Company signed an addendum to the VPP note, in order to extend the maturity date to August 31, 2015.On August 28, 2015, the Company signed an addendum to the VPP note, in order to extend the maturity date to June 30, 2016.

During 2015, the Company issued 2,273,546 common shares for the total amount of principal of $247. As of December 31, 2015, the outstanding balance of the VPP note is $8,153. However, there is a true up clause liability of $4,505, please see Note18.

(7)	Other Notes

During February 2014, the Company issued convertible notes to various financial institutions, for up to $450. These notes were due in February 2015 by the issuance of common shares at the 65% of the lowest reported sale price of the common stock for the twenty trading business days immediately prior to voluntary conversion date. Borrowings under these notes bore fixed interest rate of 10%. Because of this, ASC 480 requires these notes be carried at fair value, with any subsequent changes in fair value recognized in earnings. The Company determined the fair value for these notes by dividing the par amount of $450 by 65%. During October through December 2014, the notes were fully converted into common shares and the Company has been fully released.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

On February 26, 2015, the Company received an amount of $4,250 in relation to a senior secured convertible redeemable debenture dated December 31 2014, but effective on February 26, 2015. The senior secured convertible redeemable debenture was signed with TCA Global Credit Master Fund, LLP (“TCA debenture”) and has maturity date February 24, 2017. The TCA debenture is payable in immediately available and lawful money of United States dollars by later than February 24, 2017. The TCA debenture can be also converted in an amount of shares equal to the converted amount divided by 85%the average daily volume weighted average price of the Company’s common stock during the five trading days immediately prior to the conversion date. In the event that the Company’s common stock is traded on NASDAQ, NYSE MKT or NYSE, then the percentage shall be 95%. Borrowings under this TCA debenture bear a fixed interest rate of 10.5% per annum on the unpaid principal balance. Part of the specific TCA debenture has been used for the repayment of the loan facility with Natixis in respect of vessel Sofia. As the TCA debenture is convertible into a variable number of shares, the TCA debenture is required to be carried at fair value pursuant to ASC 480. Therefore, its fair value is determined by dividing the principal amount of $4,250 by 85%, being $5,000. In addition, the Company has issued with the same third party three senior secured convertible redeemable debentures, each one of total amount of $600 (“$600 TCA”) with duration 12, 18 and 24 months respectively, in consideration of investment, banking and advisory services. The three $600 TCA can be also converted in an amount of shares equal to the converted amount divided by 85%the average daily volume weighted average price of the Company’s common stock during the five trading days immediately prior to the conversion date. In the event that the Company’s common stock is traded on NASDAQ, NYSE MKT or NYSE, then the percentage shall be 95%.The three $600 TCA bear no fixed interest rate per annum on the unpaid principal balance. Because these $600 TCA are convertible into a variable number of shares, these$600 TCA are required to be carried at fair value pursuant to ASC 480. Therefore, its fair value is determined by dividing the principal amount of $1,800 by 85%, being $2,118. As of December 31, 2015, in respect of the $600 TCA with maturity period 12 months, the aggregate of 1,380,875 common shares were issued for the conversion of principal of amount $430.The converted balance contains a true up liability clause. Amounts drawn under TCA Global Credit Master Fund, LLP is secured by first priority mortgage on Sofia and vessel-owning subsidiary. Please refer to Note 18.

On March 2, 2015, the Company issued an unsecured convertible note of the amount of $150 to a third party in consideration of past due services. The maturity date of the unsecured convertible note is March 2, 2016. Borrowings under this unsecured convertible note bear a fixed interest rate of 2% per annum on the unpaid principal balance. The unsecured convertible note can be converted into Company’s common shares in an amount of shares equal to the converted amount divided by the closing price the trading date immediately prior to the date of issuance of shares. The third party has converted the full amount of $150 into 281,019 common shares including interest. This note contains true up liability clause and as a result the third party requested additionally 500,000 common shares in order to collect the amount of $150 including interest. The remaining true up liability of $127 including accrued interest, is included in financial instruments measured at fair value (please see Note 18), after considering the proceeds of the sale of the shares issued.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

14.	LEASE OBLIGATIONS

Sale and Lease back

On March 10, 2014, the Company signed a memorandum of agreement with an unrelated third party (as amended on April 30, 2014 and May 19, 2014) to acquire Newlead Albion for a total purchase price of $18,275. In connection with the memorandum of agreement the Company paid an initial deposit of $4,400. On May 12, 2014, the Company agreed to the Sale and immediate Leaseback of vessel Newlead Albion with HandyMar AS. Total consideration received for the sale and leaseback was $13,875 and the bareboat leaseback charter period, which started on May19, 2014, is five years. The Company retains a call option to buy the vessel back for approximately $13,488 in cash at the end of the lease term. The Company accounted for the sale and leaseback as a capital lease and recorded a leased asset and lease obligation of $14,060 representing the present value of the minimum lease obligation. The Company concluded that it has retained substantially all of the benefits and risks associated with Newlead Albion and has treated the transaction as a financing, resulting in an immediate loss of $525 (as the fair value of the vessel was below its carrying amount). As of December 31, 2015 the outstanding lease obligation is $13,654. As of December 31, 2014 the outstanding lease obligation was $13,697.

On March 10, 2014, the Company signed a memorandum of agreement with an unrelated third party (as amended April 30, 2014), to acquire Newlead Venetico for the purchase price of $18,500. In connection with the memorandum of agreement the Company paid an initial deposit of $4,625. On May 12, 2014, the Company agreed to the Sale and immediate Leaseback of vessel Newlead Venetico with HandyMar AS. Total consideration received for the sale and leaseback was $13,875 and the bareboat leaseback charter period, which started on July 25, 2014, is five years. The company retains a call option to buy the vessel back for approximately $13,485 in cash at the end of the lease term. The Company accounted for the sale and leaseback as a capital lease and recorded a leased asset and lease obligation of $14,097 representing the present value of the minimum lease obligation. The Company concluded that it has retained substantially all of the benefits and risks associated with Newlead Venetico and has treated the transaction as a financing, resulting in an immediate loss of $625 (as the fair value of the vessel was below its carrying amount). As of December 31, 2015, the outstanding lease obligation is $13,666. As of December 31, 2014, the outstanding lease obligation was $13,708.

During 2015, the Company has defaulted in the installments under the sale and lease back obligations. Since the Company’s lenders, as a result of defaults by the Company, have the right, absent receipt of waivers, to demand the repayment of its lease obligations at any given time, the Company reclassified its long term lease obligations as current liabilities in its consolidated balance sheet. Lenders have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all.

As of December 31, 2015 and 2014, the amount of the long term obligations in relation to the two sale lease back obligations was nil and $27,266, respectively. As of December 31, 2015 and 2014, the amount of the short term obligations in relation to the two sale lease back obligations was $27,320 and $138, respectively.

Finance Leases

On October 23, 2014 and November 13, 2014, the Company executed two bareboat charter agreements for the Ioli and the Katerina L with Frourio Compania Naviera S.A. and Flegra Compania S.A., respectively. The Company has a purchase option to buy the vessel at any time during the charter and the Company has the obligation to buy the vessels at the end of the charter. The bareboat charter agreements mature on October 16, 2018. The minimum lease payments were $5,372 for vessel Katerina L and $5,407 for vessel Ioli, which did not exceed the fair value of the vessels. The Company concluded that it has retained substantially all of the benefits and risks associated with such vessels and has treated the transactions as financings.

Part of the monthly payment lease obligations to Frourio Compania Naviera S.A. and Flegra Compania S.A was a payment in respect of the vessels’ interest obligations to the mortgagee bank under the loan agreements between Frourio Compania Naviera S.A., Flegra Compania S.A. and the mortgagee bank. As such, the interest was due and payable in installments on a quarterly basis in arrears on the dates corresponding to the vessels’ loan repayment dates of the loan agreement between Frourio Compania Naviera S.A. and Flegra Compania S.A and the mortgagee bank. During 2015, the Company has defaulted in respect of these interest payments. Since the Company’s lenders, as a result of defaults by the Company, have the right, absent receipt of waivers, to demand the repayment of its lease obligations at any given time, the Company reclassified its long term lease obligations as current liabilities in its consolidated balance sheet. Lenders have not exercised their remedies at this time; however, they could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with these lenders, or at all.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

As of December 31, 2015, the amount of the long term and short terms obligations in relation to capital leases is nil and $9,899, respectively. As of December 31, 2014, the amount of the long term and short terms obligations in relation to capital leases was $5,519 and $5,087, respectively.

Annual Future Minimum Lease Payments

The annual future minimum lease payments under the capital leases and sale and lease back agreements for the vessels described above, assuming that the clauses of the respective lease agreements will be met and the obligations are not called or accelerated, are as follows:

Description	Amount
December 31, 2016	$9,705
December 31, 2017	3,805
December 31, 2018	9,856
December 31, 2019	28,607
Total minimum lease payments	51,973
Less: imputed interest	(14,754)
Present value of minimum lease payments	$37,219

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

15.	SEGMENT INFORMATION

The Company had three reportable segments from which it derived its revenues: Coal, wet and dry operations, which were believed to be the appropriate segregation as opposed to segregation per geographical area. For the period ended December 31, 2015, the management has the intention to sell VPP, VAG and Five Mile prior to the end of 2016. The coal segment typically consisted of coal processing services please see also Note 22. The dry operations consist of transportation and handling of bulk cargoes and the wet operations consist of transportation of asphalt through ownership, operation, and management of vessels.

The Company measures segment performance based on loss from continuing operations. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Wet	Dry	Total

	Year Ended December 31, 2015	Year Ended December 31, 2015	Year Ended December 31, 2015

Operating revenue	$15,734	$12,076	$27,810

Commissions	(230)	(167)	(397)
Voyage expenses	(3,130)	(2,020)	(5,150)
Vessel operating expenses	(6,079)	(7,965)	(14,044)
General and administrative expenses	(11,002)	(11,097)	(22,099)
Operating loss before depreciation and amortization and impairment losses	(4,708)	(9,173)	(13,880)
Depreciation and amortization expense	(1,464)	(4,688)	(6,152)
Impairment losses	-	(1,214)	(1,214)
Segment operating loss	(6,172)	(15,075)	(21,246)
Interest and finance expense, net	(7,992)	(12,482)	(20,474)
Other (expense) / income, net	60	(127)	(67)
Gain on extinguishment of liabilities, net	523	2,901	3,424
Change in fair value of financial instruments	(63)	(64)	(127)
Loss on sale from vessels and other fixed assets, net	-	(177)	(177)
Loss before loss from Investments in Joint Ventures	$(13,644)	$(25,024)	$(38,667)

Total assets	$33,228	$87,544	$120,772
Goodwill	$236	$-	$236
Long lived assets	$29,745	$81,696	$111,440

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	Wet	Dry	Total
	Year Ended December 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2014

Operating revenue	$1,352	$10,725	$12,077

Commissions	(17)	(1,149)	(1,166)
Voyage expenses	(469)	(1,171)	(1,640)
Vessel operating expenses	(824)	(5,699)	(6,523)
General and administrative expenses	(2,835)	(31,511)	(34,346)
Operating loss before depreciation and amortization and impairment losses	(2,793)	(28,805)	(31,598)
Depreciation and amortization expense	(179)	(3,610)	(3,789)
Impairment losses	-	(209)	(209)
Segment operating loss	(2,972)	(32,624)	(35,596)
Interest and finance expense, net	(516)	(5,354)	(5,870)
Other (expense) / income, net	22	520	542
Loss on sale and leaseback transaction	-	(1,150)	(1,150)
Change in fair value of financial instruments	(247)	(4,984)	(5,231)
Loss before loss from Investments in Joint Ventures	$(3,713)	$(43,592)	$(47,305)

Total assets	$31,825	$99,800	$131,625
Goodwill	$236	$-	$236
Long lived assets	$31,208	$90,036	$121,244

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Segment Operating Revenue

The Company reports financial information and evaluates its revenues by industry.

During the year ended December 31, 2015, the Company derived 57% of its revenue from continuing operations from wet operations, 43% of its revenue from continuing operations from dry operations. During the year ended December 31, 2014, the Company derived 11% of its revenue from continuing operations from wet operations, 89% of its revenue from continuing operations from dry operations. During the year ended December 31, 2013, the Company derived 100% of its revenue of amount $7,140 from continuing operations from dry operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

16.	SHARE BASED COMPENSATION

Equity Incentive Plan

The Company’s Second Amended and Restated 2005 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.

On December 20, 2011 and March 13, 2013, the Board of Directors amended the Plan to increase the number of common shares reserved for issuance to better enable the Company to offer equity incentives to its officers, directors, employees and consultants. The Plan provides for an annual increase in the total number of the Company’s common shares available for issuance under the Plan on the first day of each fiscal year of the Company beginning in fiscal year 2014, by 5% of the number of outstanding common shares of the Company on such date. The number of common shares available for issuance for 2014, 2015 and 2016 was 8,149 common shares, 51,576 common shares and 1,157,901 common shares, respectively.

In addition, the Company may grant restricted common shares, Series B Preference Shares (refer Note 17) and share options to third parties and to employees outside of the Plan. During the years ended December 31, 2015, 2014 and 2013, the Company granted 4,672 Series B Preference Shares, 150,313 restricted common shares and one restricted common share, respectively, to former employees, officers, executive officers, members of the board of directors and consultants, which vested upon issuance. On May 12, 2014, the Company granted to its employees, directors, officers and consultants 260 common shares, as true up clause adjustments for the performance bonuses of 2011 and 2012, due to the significant decrease in value after the reverse splits. By a resolution of the Compensation Committee, a true up clause was approved, whereby the common shares issued are to be adjusted every ninety days for a period of three years, so that the aggregate value of the said common shares be always maintained as the aggregate value at the grant date less any collected amounts after the sale of the issued common shares by each individual. From January 1, 2014 to December 31, 2014, 96,195 common shares were issued under the true up clause, which vested upon issuance. On June 4, 2014, the Company granted to its employees, directors, officers and consultants 860 common shares, as equity bonus for 2013 out if which the Company issued 535 common shares in 2014, which vested upon issuance. By a resolution of the Compensation Committee, a true up clause was approved, whereby the common shares issued are to be adjusted every ninety days for a period of three years, so that the aggregate value of the said common shares be always maintained as the aggregate value at the grant date less any collected amounts after the sale of the issued common shares by each individual. From January 1, 2014 to December 31, 2014, 53,325 common shares were issued under the true up clause, which vested upon issuance.

On August 4, 2014, as a result of the fluctuation of the Company’s share price, it was approved for warrants to be issued to the Company’s existing employees, directors, officers and consultants, except for Michail Zolotas, in exchange for the common shares granted for the performance bonuses for the years 2013, 2012 and 2011. Accordingly, on August 4, 2014, the Company issued to its respective employees, consultants, officers and directors, ten-year warrants to purchase an aggregate $7,745 worth of common shares, with an exercise price of $0.0001. The Company recorded the warrant liability at fair value of $7,745 with a corresponding charge to compensation expense. On November 24, 2015, the aggregate amount of $5,642 of the aforementioned warrants were settled with the issuance of 5,656 Series B Preference Shares. For the years ended December 31, 2015 and 2014, the amounts have been accounted as liability therefore the amount is included in the financial statement line other current liabilities. A warrant of $2,094 issued to the former CFO of the Company was not exchanged with Series B Preference Shares and it remains valid. During 2015, the aggregate of $68 of his warrant has been converted to 547,919 common shares. On December 15, 2015 the Company granted to its employees, consultants, officers and members of the board of directors the aggregate of $12,731 for the performance bonuses for the years 2014 and 2015. The performance bonuses were payable in 12,731 Series B Preference Shares issued on December 31, 2015. For the years ended December 31, 2015, pursuant to the terms of the certificate of designation of Series B preference shares, the Series B shares contain certain conversion mechanism clauses that result in the full amount of face value of the preference shares being fully paid in a variable number of shares, according to management's stated intentions. Because of these conversion mechanism clauses, the Series B preference shares represent freestanding financial instruments that meet the criteria of ASC 480 to be accounted for as variable share settled debt. Accordingly, the Series B shares are included in other current liabilities of the consolidated balance sheets. The aforementioned issuance of Series B Preference Shares along with the Series B Preference Shares issued to the Company’s CEO mentioned below, resulted in loss from extinguishment of liabilities of amount $20.

	As of December 31,	As of December 31,
	2015	2014
CEO Series B Preference shares	$24,930	$-
Employees, directors, officers and consultants warrants	2,035	7,745
Employees, directors, officers and consultants Series B Preference shares	10,387	-
Other current liabilities	$37,352	$7,745

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Employment and Severance Agreements

The Company entered into an employment agreement with Michail Zolotas on January 1, 2013 as amended on January 10, 2014. Pursuant to the amended employment agreement, Michail Zolotas will be entitled, for the fiscal years 2013 through 2018, an aggregate base salary of $1,500 per year, which will be paid in advance and in common shares of the Company.

The Company agreed to pay the 2013 annual base salary to Michail Zolotas by May 30, 2013 and hence on May 31, 2013, 1 common share was issued. The share price used for the calculation of the shares was the average closing price of the Company’s common stock for the last thirty trading days prior to the date on which the share was delivered to Michail Zolotas. On January 7, 2014, pursuant to the terms of his employment agreement, the Company issued one common share to Michail Zolotas for his 2014 annual base salary, which vested upon issuance.

In accordance to addendum of his employment agreement dated January 10, 2014, it was agreed that the Company shall perform true up exercises every ninety days for a period of two years if the shares trading price is less than the share price at the date of the issuance of his salary shares, and upon such circumstances then additional shares be issued, on March 11, 2014, the Company issued one additional common share of the Company as a true-up adjustment to his annual base salary. For fiscal year 2014 and for each subsequent year, the share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last ten days prior to the date on which the shares are delivered to the Michail Zolotas. During July 2015 and September 2015, the Company issued 1,666,667 common shares in respect of the 2015 annual salary. Pursuant to the terms of the amended employment agreement, for fiscal years 2013 through 2018, Michail Zolotas will also be entitled to an incentive bonus in a target amount of $4,500 per year in the sole discretion of the Board, which will be paid in common shares or warrants. The share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 60 trading days prior to the date on which the target bonus is granted to Michail Zolotas. The target bonus for each performance period will be determined on an annual basis and based on such factors as the Board and Michail Zolotas shall in good faith agree, such factors to be agreed no later than 60 days following the start of each performance period, except in the year 2013 where the target bonus of Michail Zolotas was granted on May 30, 2013. Each target bonus, if any, shall be paid on or before March 1 of the year following the performance period to which the bonus relates. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, Michail Zolotas is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement), he will be entitled to a cash payment equal to (i) twenty times his then-current base salary and (ii) twenty times his annual bonus for the prior year within 30 days following the effectiveness of the termination. On January 1, 2016, an addendum number two was agreed with Michail Zolotas, whereby with effective date January 1, 2016 and until the expiration date of his employment agreement, his annual base salary is paid in Series B Preference Shares without being entitled to any true-up adjustment.

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

On November 24, 2015, the Company has settled all amounts due to Michail Zolotas with the issuance of 16,930 Series B Preference Shares.

As of December 31, 2015, the outstanding balance in respect of the bonuses 2011, 2012, 2013, 2014 and 2015 to former employees, officers, executive officers, members of the board of directors and consultants and the outstanding balance under the employment agreement with Michail Zolotas, all of which payable in Series B Preference Shares is $35,317 shown as other current liabilities in the accompanying balance sheet.

Preference Shares, Restricted Common Shares

The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares as quoted on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period. During the years ended December 31, 2015, 2014 and 2013, the Company recognized total compensation cost related to the Company’s restricted shares of $14,156, $23,402 and $25,193, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

As a result of the alterations of NewLead’s share capital on October 17, 2013, December 6, 2013, March 6, 2014, May 15, 2014, July 15, 2014 and March 4, 2016, of 1−for−15, 1−for−3, 1−for−10, 1−for−50, 1−for−50 and 1−for−300, respectively, the shares outstanding and non-vested as of January 1, 2012 and the shares granted, forfeited and vested during the years ended December 31, 2013 and 2012, have been reduced by 337,500,000 and the weighted average fair values have been increased by the same multiplier. As of December 31, 2013, no outstanding and non-vested NewLead’s common shares existed. During the year ended December 31, 2014 no shares were granted under the plan.

A summary of the activity relating to restricted common shares during the years ended December 31, 2015, 2014 and 2013 after the NewLead’s alterations of share capital on October 17, 2013, December 6, 2013 and March 6, 2014, of 1−for−15, 1−for−3 and 1−for−10, and before the NewLead’s alterations of share capital on May 15, 2014, July 15, 2014 and March 4, 2016, of 1−for−50, 1−for−50 and 1−for−300 is as follows:

	Number of Shares	Weighted Average Fair Values	Weighted Average Vesting Period (Years)
Outstanding and non-vested shares, as of January 1, 2012	1,832	$445.50	2.9
Granted (4)	39,541	285.85	0.8
Forfeited (2), (3)	(334)	359.03	-
Vested (1), (2), (3), (4)	(41,039)	292.27	-
Outstanding and non-vested shares, as of December 31, 2013	-	$-	-
Outstanding and non-vested shares, as of December 31, 2014	-	$-	-
Outstanding and non-vested shares, as of December 31, 2015	-	$-	-

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

(2)            812 shares were granted on April 1, 2011 to employees, officers and directors with original vesting date April 1, 2013. Of such shares, 118 shares were forfeited during 2011, 205 during 2012 and 37 during 2013. From the remaining, 113 were fully vested as of December 31, 2012 and 339 shares as of April 1, 2013.

(3)            2,803 shares were granted on December 21, 2011 to employees, officers and directors which were to be vested as follows: (i) 700 shares, were to be vested over four years with 25% of the grants being vested on each of the first, second, third and fourth anniversary of the issuance date (February 15, 2013, February 15, 2014, February 15, 2015 and February 15, 2016, respectively); and (ii) 2,103 shares were to be vested on the third anniversary of the issuance date (February 15, 2015). During 2012 and 2013, 946 and 297 of such shares were forfeited and 407 and 1,100 were fully vested earlier than their original vesting date, upon approval from the Board of Directors. The remaining 53 shares were fully vested on their original vesting date.

(4)            On April 1, 2013, the Company granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company and issued the following common shares: (i) 29,894 common shares to the Chairman, Michail Zolotas, and 5,274 common shares to top management employees, of which 40% vested upon issuance and the remaining shares to vest 30% on April 1, 2014 and 30% on April 1, 2015; (ii) 2,817 common shares to employees and consultants, which vested upon issuance, granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company; (iii) 1,556 common shares to non-executive directors, which vested upon issuance. The shares that originally were to be vested on April 1, 2014 and on April 1, 2015, were vested in November 2013, upon approval from the Board of Directors.

No compensation cost remains to be recognized in future periods.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Share options

As a result of NewLead’s alterations of share capital on October 17, 2013, December 6, 2013, March 6, 2014, May 15, 2014, July 15, 2014 and March 4, 2016, of 1−for−15, 1−for−3, 1−for−10, 1−for−50, 1−for−50 and 1−for−300, respectively, two options remain outstanding and exercisable as of January 1, 2012 and December 31, 2013, 2014 and 2015. The weighted average vesting period was 3 years.

During years ended December 31, 2015, 2014 and 2013 no share-based compensation cost was recognized, relating to the share options. The weighted average contractual life of the share options outstanding as of December 31, 2015 was 3.6 years. As of December 31, 2015, the intrinsic value of the Company’s share options was nil, since the share price of the Company’s common shares was less than the exercise price.

17.	COMMON SHARES, PREFERENCE SHARES AND DIVIDENDS

Common Shares

As a result of the issuance of restricted shares and conversion of warrant shares to common shares to employees, former employees, officers, executive officers, directors and consultants during the years ended December 31, 2015, 2014 and 2013, the Company’s share capital was increased by approximately 2,214,549 common shares, 150,338 common shares and one common share, respectively (refer to Note 16).

As a result of the issuance of shares to various vendors and related parties to settle outstanding invoices or true up clauses during the year ended December 31, 2015, 2014 and 2013 the Company’s share capital was increased by approximately 3,849,982 shares 383,675 common shares and one common share respectively (refer to Note 11).

In relation to payments for the SPA for the acquisition of the Nepheli Marine Company, Aeolus Compania Naviera S.A. and Kastro Compania Naviera S.A. during the year ended December 31, 2015, the Company’s share capital was increased by approximately 1,231,356 common shares (refer to Note 5).

As a result of the issuance of shares for warrants to third parties exercised during the year ended December 31, 2015, 2014 and 2013, the Company’s share capital was increased by approximately nil common shares, 2,983 common shares and one common share, respectively (refer to Note 18).

In relation to payments for both VAG and VPP acquisitions and related true up clauses during the year ended December 31, 2015, 2014 and 2013, the Company’s share capital was increased by approximately 2,273,546 common shares, 90,032 common shares and four common shares, respectively (refer to Notes 5 and 13).

In relation to payments for convertible notes and related true up clauses during the year ended December 31, 2015, the Company’s share capital was increased by approximately 11,525,582 common shares. In relation to payments for convertible notes and related true up clauses during the year ended December 31, 2014, the Company’s share capital was increased by approximately 296,087 common shares (refer to Notes 13).

During the year ended December 31, 2014, the Company issued 1,556 common shares to New Coal Holding LLC in respect of the true up liability (refer to Note 18).As a result of the issuance of shares to New Coal Holding LLC to settle outstanding loan obligations during the year ended December 31, 2013, the Company’s share capital was increased by approximately one common share (refer to Note 12).

For the year ended December 31, 2014, the Company issued 468 common shares to Dominion Capital L.L.C in relation to the payment of the principal and accrued interest of the notes. As a result of the issuance of shares to Dominion Capital L.L.C in relation to finance expenses derived from the debenture during the year ended December 31, 2013, the Company’s share capital was increased by approximately one common share (refer to Note 13).

As a result of the Settlement Agreements with Hanover during the year ended December 31, 2014 and 2013, the Company’s share capital was increased by approximately 2,563 common shares and one share, respectively.

In relation to advances for coal property during the year ended December 31, 2013, the Company’s share capital was increased by approximately two common shares (refer to Notes 5).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

As of December 31, 2015, the Company has reserved 6,398,082,230 common shares for the conversion of notes and liabilities outstanding as short term and long term.

Preference Shares

On March 4, 2014 (the “Effective Date”), the Company entered into a Share Subscription Agreement (the “SSA”) with Ironridge Global IV, Ltd. (“Ironridge”), related to $25,000 in convertible in Series A Preference Shares ( “Series A”). Pursuant to the Certificate of Designations with respect to the Preference Shares (the “Certificate of Designations”), the Series A accrued cumulative dividends at a rate equal to 10.75% per annum, subject to adjustment as provided in the Certificate of Designations. The dividends were payable in cash or Company’s common shares at the Company’s option and upon conversion of the entire dividend amount and Series A, such dividends have a guaranteed amount of dividends, meaning that Ironridge would be entitled to for the period of seven years after the Effective Date. The Certificate of Designations also provides that, immediately upon the Effective Date, Ironridge has the right to convert the Series A into common shares at a price of $7,500,000 per common share, subject to adjustment as set forth in the Certificate of Designations, provided the respective promissory note given as consideration for the issuance of the Series A to be converted has been paid. The Company received partial consideration of $2,500 in cash at the closing of the transaction. The Series A did not have any voting rights. Series A and its guaranteed dividend is related to equity classified preference shares. The Company issued 2,750 preference shares of its designated Series A to Ironridge Global IV Ltd, for the purchase amount of $25,000. Ironridge converted 750 preference shares into common shares.

On or after seven years from the Effective Date, the Company had the right to redeem the Series A at the liquidation value of $10,000 per preference share (the “Liquidation Value”), plus accrued and unpaid dividends thereon. Prior to such time, the Company could redeem the Series A at the Liquidation Value plus the guaranteed dividends amounts, less any dividends paid (the “Early Redemption Price”). Upon certain liquidation events occurring prior to the seven year anniversary of the Effective Date, the Company would redeem the Series A at the Early Redemption Price. The Series A were redeemable at Company’s election within seven years at a price equal to $10,000 per share. During 2014, the Company issued 103,832 common shares in relation to the conversion of Series A and payment of the guaranteed dividend amount. The fair value of the shares issued for the guaranteed dividend amount is $35,052.

On December 11, 2014, the Company and Ironridge signed a settlement agreement and release (the “Settlement Agreement and Release”) whereupon the transaction described in SSA was terminated and had no further force and effect. Any share reserve accounts previously requested by Ironridge were cancelled, and the unconverted preference shares were surrendered by Ironridge.

Pursuant to the resolutions of our Board of Directors dated October 5, 2015, the Company created two classes of preference shares, designated as Series A-1 Preference Shares (“Series A-1”) consisting of 7,000 preference shares of the Company with face value of $ 10,000 per preference share and Series B Preference Shares (“Series B”) consisting of 100,000 preference shares with face value $ 1,000 per preference share.

The voting rights of the holders of the Series A-1 are limited only to two percent of the then outstanding common stock of the Company, as of such record date or at such date a vote is taken or any written consent of shareholders is solicited, as applicable, and when aggregated with the common stock owned by such individual holder of Series A-1, shall not exceed 4.99% of the then outstanding common stock. The Series A-1 is convertible in Company’s common shares equal to the face value of ten thousand dollars multiplied by the number of such Series A-1 divided by the applicable conversion price. The conversion price of Series A-1 is 300 dollars. In the event the Company issue additional common shares in a financing transaction for the sole purpose of which is to raise capital, at a price per share less than the conversion price then in effect, then the conversion price upon each such issuance shall be reduced to a price equal to the consideration paid for such additional common shares.

The voting rights of the holders of the Series B when taken in the aggregate with all holders of Series B, shall not in the aggregate excess 34.0% of the then outstanding common stock of the Company, as of such record date or at such date a vote is taken or any written consent of shareholders is solicited, as applicable, and on individual basis, the voting rights of each holder when aggregated with the common stock, if any, owned by such individual holder of Series B, shall not excess of 4.99% of the then outstanding common stock. The Series B is convertible in Company’s common shares equal to the face value of one thousand dollars multiplied by the number of such Series B divided by the applicable conversion price. The conversion price of Series B is 300 dollars. In the event the Company issue additional common shares in a financing transaction for the sole purpose of which is to raise capital, at a price per share less than the conversion price then in effect, then the conversion price upon each such issuance shall be reduced to a price equal to the consideration paid for such additional common shares.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Company, the holders of Series A-1 and Series B will be entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount with respect to each Series A-1 equal to $10,000 plus any accrued but unpaid dividends thereon and $1,000 to each Series B.

On November 24, 2015, the Company issued 2,725 shares of Series A-1in respect of the settlement of Company’s past liabilities (refer to Note 13 and 18) and 101 shares of Series A-1 in respect of financial advisory fees to non-affililated parties, namely Network 1Financial Securities Inc., Adam Pasholk and Damon Testaverde. On December 29, 2015, the Company issued an additional one share of Series A-1 to Network 1 Financial Securities Inc.. The issuance of Series A-1 in respect of financial advisory fees, resulted in loss on extinguishment of liabilities of amount $10.

On November 24, 2015, the Company issued the aggregate of 22,586 shares of Series B to the Company’s employees, directors, officers and consultants in exchange and settlement of performance bonuses granted by the board of directors of the Company for the years 2013, 2012 and 2011 (refer to Note 16), including any obligations of the Company towards the CEO in terms of his remuneration for the years 2014 and 2015(refer to Note 16). On December 31, 2015, the Company authorized the issuance of 12,731 shares of Series B to Company’s employees, directors, officers and consultants as performance bonuses and remuneration for the policy years 2014 and 2015. Liabilities under Series B, are included in other current liabilities of consolidated balance sheets due to the guaranteed amount of payment.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

If the assets of the Company will be insufficient to make payment in full to all holders of Series A-1, then such assets will be distributed among the holders of Series A-1at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. If the assets of the Company will be insufficient to make payment in full to all holders of Series B, then such assets will be distributed among the holders of Series B at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. The Company has the right, in its sole discretion and option, to redeem all or a portion of the Series A-1 and Series B, at a price per preference share equal to $10,000 and $1,000, respectively, in cash.

As of December 31, 2015, the Company has issued and outstanding of 2,827 shares of Series A-1of $10,000 each and 35,317 shares of Series B of $1,000 each.

Dividends in cash

During the years ended December 31, 2015, 2014, and 2013, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends. In addition, certain of the Company’s debt agreements contain covenants that limit its ability to pay dividends or prohibit the Company from paying dividends without the lender’s consent.

Dividends in preference shares

On November 24, 2015, the Company issued the Series A-1 which accrue cumulative dividends at a rate of 8% per annum. Dividends will be payable with respect to any Series A-1 upon any of the following: (a) redemption of such shares; (b) conversion of such shares; and (c) when, as and if otherwise declared by the Board. Any calculation of the amount of such dividends accrued and payable will be made based on a 365-day year, annually. For the year ended December 31, 2015, the Company has accrued dividends for the Series A-1 amount of $235.

During the year ended December 31, 2014, the Company paid dividends for the Series A as a result of the Ironridge conversion of preference shares. The dividends were paid in common shares and accounted for as stock dividends.

Alteration of share capital

On October 17, 2013 and on December 6, 2013, a 1 for 15 and a 1 for 3 reverse stock splits of Company’s common shares were effected respectively, after the approval by its Board of Directors and by written consent of the majority of its shareholders. The reverse stock splits consolidated every fifteen common shares and every three common shares respectively into one common share with par value of $0.01 per share. In addition, on March 6, 2014, consolidation of the Company’s common shares was effected at a ratio of a 1 for 10 after the approval by its Board of Directors and by written consent of the majority of its shareholders. Every ten common shares were consolidated into one common share, with a par value of $0.10 per share. In addition, on May 15, 2014 consolidation of the Company’s common shares was effected at a ratio of 1 for 50 after the approval by its Board of Directors and by written consent of the majority of its shareholders such that every 50 common shares of par value $0.10 per share were consolidated into one common share of par value of $5.00 per share. By the approval of its Board of Directors and by written consent of the majority of its shareholders, a reduction of issued share capital was effected by way of cancelling paid-up share capital to the extent of $4.99 on each issued common share, so that the par value of the common shares be reduced to $0.01; such being effective as of June 14, 2014. In addition, on July 15, 2014 consolidation of the Company’s common shares was effected at a ratio of 1 for 50 after the approval by its Board of Directors and by written consent of the majority of its shareholders. Every 50 common shares of par value of $0.01 were consolidated into one common share of par value of $0.50 per share. By the approval of its Board of Directors and by written consent of the majority of its shareholders, on October 24, 2014, a reduction in the par value of the common shares was effected from $0.50 to $0.01 by way cancelling paid-up share capital to the extent of $0.49 on each issued common share. On March 4, 2016, a consolidation of the Company’s common shares was effected at a ratio of a 1 for 300, following which a second reduction of the Company’s share capital was effected by reducing the par value of the common shares to $0.00001 by way of cancelling paid-up share capital to the extent of $0.00999 on each issued common share. There can be no assurance that the Company will not undertake further reverse splits or consolidations of its common shares subsequent to the filing of this report. With respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, as may be required by such securities where applicable, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:15 ratio, 1:3 ratio, 1:10 ratio, 1:50 ratio, 1:50 ratio and 1:300 for all periods presented. Due to such alterations in the Company's share capital numbers of common shares, earnings per share, common shares obtainable upon conversion or exercise of convertible notes, warrants and share options have been adjusted retrospectively as well, where applicable. The accompanying consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 including the notes to financial statements reflect these aforementioned alterations of share capital.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

18.	FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, share settled debt, notes, accounts payable, lease obligations and accrued liabilities.

Fair Values

Financial instruments are stated at their fair values. The carrying amounts of the following financial instruments approximate their fair values due to their relatively short maturities: cash and cash equivalent and restricted cash accounts, trade and other receivables, trade and other payables. The fair values of long-term loans, lease obligations, share settled debt and notes are estimated by taking into consideration the Company’s creditworthiness and the market value of the underlying mortgage assets.

	Carrying amount	Fair Value	Carrying amount	Fair Value
	December 31, 2015		December 31, 2014
Assets
Cash and cash equivalents	$722	$722	$402	$402
Restricted cash	$31	$31	$31	$31
Trade receivables, net	$4,303	$4,303	$3,342	$3,342
Other receivables	$1,947	$1,947	$2,083	$2,083
Liabilities
Accounts payable, trade	$15,149	$15,149	$14,210	$14,210
Current and Non Current portion of debt	$67,947	$23,110	$72,045	$36,888
Current and Non Current portion of Convertible Notes	$90,849	$90,849	$97,121	$97,121
Current and Non Current Capital lease obligations	$37,219	$30,645	$38,010	$38,010
Financial instruments carried at fair value	$10,067	$10,067	$39,300	$39,300

Fair Value Hierarchy

The guidance on fair value prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The following tables present the fair value of Company’s financial instruments and are categorized using the fair value hierarchy contained in ASC 820. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

			Quoted Prices	Significant
			in Active	Other	Significant
			Markets for	Observable	Unobservable
			Identical Assets	Inputs	Inputs
	Total Carrying amount	Total Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2014
Assets
Cash and cash equivalents	$402	$402	$402	$-	$-
Restricted cash	$31	$31	$31	$-	$-
Liabilities
Current and Non Current portion of debt	$72,045	$36,888	$-	$36,888	$-
Current and Non Current portion of Convertible Notes	$97,121	$97,121	$-	$97,121	$-
Current and Non Current Capital lease obligations	$38,010	$38,010	$-	$38,010	$-
Financial instruments carried at fair value	$39,300	$39,300	$-	$-	$39,300
December 31, 2015
Assets
Cash and cash equivalents	$722	$722	$722	$-	$-
Restricted cash	$31	$31	$31	$-	$-
Liabilities
Current and Non Current portion of debt	$67,947	$23,110	$-	$23,110	$-
Current and Non Current portion of Convertible Notes	$90,849	$90,849	$-	$90,849	$-
Current and Non Current Capital lease obligations	$37,219	$30,645	$-	$30,645	$-
Financial instruments carried at fair value	$10,067	$10,067	$-	$-	$10,067

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

In relation to the current and non current portion of debt, convertible notes and capital lease obligations, the Company’s assessment included its evaluation of the estimated fair market values for each vessel, which is pledged under the debt, based on market transactions for which management assumes responsibility for all assumptions and judgments used, compared to the carrying value. Where possible, the Company’s valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers’ and sellers’ ideas of similar vessels and other information they may possess. Based on this, the Company makes an assessment of what the vessel is worth at a given time, assuming that the vessel is in good working order and its hull and machinery are in a condition to be expected of vessels of its age, size and type, that the vessel’s class is fully maintained and free from all conditions and the vessel is in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The Company’s financial instruments carried at fair value are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices dividends paid, measures of volatility, and correlations of such inputs. The Company’s instruments in respect of true up clauses and anti-dilution provisions do not trade in liquid markets, and as such, model inputs cannot generally be verified and therefore involve significant management judgment. Such instruments are typically classified within Level 3 of the fair value hierarchy.

Interest Rate Swaps

The Company has entered into an interest rate swap agreement in order to hedge the interest expense arising from the Company’s Piraeus Bank Credit Facility detailed (a) in Note 12. The interest rate swaps allowed the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agreed with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

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

As of December 31, 2015 and 2014, the Company has defaulted on payments of interests on its swap agreement. The amount of interest is still outstanding and it is included in accrued liabilities in the consolidated balance sheet of amount $1,562 and $1,475 at December 31, 2015 and 2014 respectively. The fair value of $269 in relation to the interest rate swap has been recorded in the 2014 consolidated statements of operations as a result of the expiration of the agreement during September, 2014.

The total fair value change of the interest rate swaps were a gain of nil, $269 and $498 for the years ended December 31, 2015, 2014 and 2013, respectively and these are included in interest and finance expense in the consolidated statements of operations. The related asset or liability was shown under financial instruments in the balance sheet. As of December 31, 2015 and 2014 the respective financial instrument is zero due to the expiration of the agreement during September, 2014.

Share Settled True Up Clauses

During 2015, 2014 and 2013, in connection with the issuance of several convertible notes and account payable settlements, the Company granted the holders of certain convertible notes and the participants in a voluntary accounts payable share settlement, certain true up clauses or anti dilution rights. These rights require the Company to issue additional shares or pay through cash, at the Company’s option, if the value of the shares received from conversion of the convertible notes or from the settlement of certain accounts payable, falls below the value of the shares on the date of issuance. These true up clauses work as share proceed guarantees and are effectively share settled written put options on the shares issued. The Company has fair valued these obligations using an American-style option pricing model that most appropriately reflects the terms and conditions of the share proceed guarantees.

The true up clause contained in the convertible notes are accounted for as embedded derivatives as they represent an option of the holder, to receive additional shares or cash if the Company’s share price on the date that the holder sells the shares received is less than the share price on the date the shares were issued. To determine the fair value of the share proceed guarantees embedded in the true up clauses of the convertible debt instruments, the Company used an American style option pricing model.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The financial instruments in relation of convertible note to Ray Capital Inc. has been transferred to convertible notes, net and is payable in cash due to the maturity date of the true up liability December 27, 2015 (refer to Note 13). The financial instruments in relation of unsecured convertible note to Tiger Capital Partners Ltd has been settled with Series A-1 Preference shares (refer to Note 13). The remaining balance of $220 of the financial instruments represented below in the table in the line convertible notes, refers to the true up liability in relation to the senior convertible redeemable debenture with TCA Global Credit Master Fund, LLP (refer to Note 13).

At December 31, 2015, the key inputs in the model in relation of the equity issuance related to VPP acquisition were: volatility of 318%, dividend rate of zero, a time at maturity 3 years, a stock price of $0.0001 and an average risk free rate of 1.31%. The true up clause can be exercised when the shares issued for the settlement of the liability are sold by the holder. The holders’ options end December 9, 2018. At December 31, 2014, the key inputs in the model in relation of the equity issuance related to VPP and the convertible notes were: volatility of 309%, dividend rate of zero, a time at maturity ranging from 4.4 to 10 years, a stock price of $0.03 and an average risk free rate of 1.78%. The true up clause can be exercised when the shares issued for the settlement of the liability are sold by the holder. The holders’ options during 2014 had a range from January 2015 to December 2024.

During January 2014, a financial instrument of $200 has been recorded in relation with the 12% Debenture with Dominion Capital LLC dated January 3 2014. This financial instrument has expired on January 3, 2015. During June 2014 the financial instrument of $200 in relation with the 12% Debenture with Dominion Capital LLC dated December 23 2013 has been fully released by Dominion Capital LLC. The financial instrument recorded during 2013 in relation to the convertible note with notional amount $3,051, has been fully paid during 2014. The true up liability in relation to the loan agreement New Coal Holding LLC for a Loan Facility of up to $300 has expired during December 2014 according to the terms of the agreement.

The true up clauses contained in the accounts payable settlement agreements represent freestanding financial instruments that meet the criteria of ASC 480 to be accounted for as variable share settled debt. Pursuant to the true up clause contained in the accounts payable settlement agreements, the Company must issue additional shares only when the counterparty provides evidence that the value received from the sales of the original issuance of shares, or subsequent issuances, is below the original amount due under the settlement agreements covered by such true up clauses. If the holder of the originally issued shares does not sell them during the period of the true up clause protection, or receives upon sale of those shares an amount greater than the original amount due, then no additional shares are required to be issued. Because of these terms, the true up clauses have been accounted for pursuant to ASC 480, which states that separate financial instruments that are settled through the issuance of a variable number of shares should be accounted for as liabilities at fair value, with changes in fair value recorded to earnings. The Company measures the fair value of these liabilities based on the amount originally due pursuant to the settlement agreement, less the cash proceeds received by counterparty contained in the notification of sales of originally issued shares at less than the settlement value. The accounting for the original issuance of shares was an increase in share capital and a decrease in additional paid in capital. When the Company receives notification of cash proceeds less than the settlement value, the amount of the cash proceeds received by the counterparty are recorded as a reduction in the liability and an increase in additional paid in capital. The new shares issued to the counterparty for the remaining obligation are recorded as an increase in shares capital and a reduction in additional paid in capital. Upon expiration of the true up clauses or the satisfaction through sale of shares issued by the counterparty, any remaining liability will be transferred to additional paid in capital.

During 2015, new settlement agreements with true up clauses of amount $697 has been accounted for as financial instruments carried at fair value and remains outstanding for the year ended December 31, 2015. On November 24, 2015, the financial instrument carried at fair value in relation to the stock based compensation has been settled with Series B Preference shares (refer to Note 16). Financial instruments carried at fair valued issued to vendors equaled $6,829, excluding the settlement agreement of amount $1,365 that was incorporated in the settlement of the 8% Notes (Refer to Note 13) were settled with 536 Series A-1 Preference shares on November 24, 2015, resulting in gain of extinguishment of liabilities of amount $1,470.

The total change in fair value of financial instruments included in the consolidated statements of operations loss of $127, $5,231 and gain of $262 for the years ended December 31, 2015, 2014 and 2013, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Information with respect to outstanding financial instruments recorded at fair value follows:

		Notional Amount		Fair Value
	Termination Date for the	As of	As of	As of	As of
	remaining financial instruments	December 31,	December 31,	December 31,	December 31,
Financial Instruments	as of December 31, 2015	2015	2014	2015	2014
Vendors	From minimum January 2016 to indefinite	$5,007	$13,378	$5,007	$13,378
Convertible Note	February 24, 2016	220	6,330	220	6,290
Stock based compensation	n/a	-	15,440	-	15,440
Equity issuance related to VPP acquistion	December 9, 2018	4,507	4,281	4,505	4,192
Thalassa Holdings SA-Business Acquisition	November 24, 2016	335	-	335	-
		$10,069	$39,429	$10,067	$39,300

Warrants

On October 13, 2009, in connection with the issuance of the 7% Notes, the Company issued to Investment Bank of Greece, a six-year warrant to purchase 1 common share at an exercise price of $3,240,000 per share, with an expiration date of October 13, 2015, which resulted in $3,940 of debt issuance cost that was recorded as deferred issuance cost. During 2012 and upon conversion of the 7% Notes, the remaining unamortized amount of $1,860 was written off. The warrants qualified for equity classification. On October 13, 2015, the warrant expired without being exercised.

On January1, 2013, as amended on June 30, 2013, the Company issued to a third party a ten-year warrant to purchase common shares in exchange for $6,400 with an exercise price of $135,000,000. The fair value of $6,122 of 1 warrant has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 10 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 176%. The risk-free interest rate used was 1.78%.

On December 10, 2013, Company issued to a member of board of director, as part of its annual compensation, a ten-year warrant to purchase common shares in exchange for $217 with an exercise price of $0.01 per share. The new warrant was fair valued as of December 10, 2013 at $217.

On January 3, 2014, Company issued to a third party a five-year warrant to purchase 1 common share, with an exercise price of $13,125,000. The new warrant was fair valued as of January 3, 2014 at $113. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 183%. The risk-free interest rate used was 1.73%.

On January 3, 2014, Company issued to a third party a five-year warrant to purchase 1 common share, with an exercise price of $16,875,000. The new warrant was fair valued as of January 3, 2014 at $56. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 5 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 183%. The risk-free interest rate used was 1.73%.

On April 10, 2014, Company issued to a third party a ten-year warrant to purchase 9,000 common shares, with an exercise price of $6.6. The new warrant was fair valued as of April 10, 2014 at $1,492. The fair value has been calculated based on the Binomial options pricing model method. The Company used this model because the warrants are exercisable for a period of up to 10 years. The assumptions utilized in the Binomial options pricing model for the warrants included a dividend yield of 0% and an expected volatility of 200%. The risk-free interest rate used was 2.65%.

On August 4, 2014, the Company issued to its employees ten-year warrants to purchase $7,745 worth of common shares, with an exercise price of $0.0001 and recorded a compensation charge of $7,745. As the $7,745 represents a fixed amount payable in variable number of shares, the Company recorded the warrant liability at a fair value of $7,745 in the consolidated balance sheet at December 31, 2014. On November 24, 2015, the aggregate of $5,656 of the warrants were settled with Series B Preference Shares. A warrant of $2,094 issued to the former CFO of the Company was not exchanged with Series B Preference Shares and it remains valid. During 2015, the aggregate of $68 of his warrant has been converted to 547,919 common shares.

Interest Rate Risk

Interest rate risk arises on bank borrowings. Considering its recent financial position, the Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 12, “Long-term Debt”.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks. The Company was historically exposed to credit risk in the event of non-performance by counterparties to derivative instruments. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

Cash deposits in excess of amounts covered by government - provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits in excess of government - provided insurance limits.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

19.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	Commitments

Rental Agreements

The Company has entered into office, parking and warehouse rental agreements with a related party, Terra Stabile S.A. (“Terra Stabile”) and Terra Norma S.A. (“Terra Norma”), which are controlled by Michail Zolotas, the President, Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors (see Note 21), (for amendments in these rental agreements refer to Note 23). These rental agreements vary in duration-the longest agreement will expire in April 2022.

Future minimum rent payments due on these related party leases as of December 31, 2015 are as follows:

December 31, 2016	$224
December 31, 2017	224
December 31, 2018	400
December 31, 2019	406
December 31, 2020	412
Thereafter	408
$2,074

Advisory agreements

On October 13, 2015, the Company signed an advisory agreement with Pallas Consulting LLC in order to provide various services to the Company with respect to coal operations. The Company paid a retainer fee of $6,558 during 2014, through the reduction in purchase price for VAG (refer Note 5 ) and the consideration of the services to be provided until December 31, 2020 will be for a yearly fee of $2,950. The yearly fee shall be payable at the Company’s option, in cash and/ or common stock by dividing the amount payable by the closing price for the trading day immediately prior the payment date. The advisory agreement contains a five year true up liability clause from the final consulting payment. The expense for the year ended December 31, 2015 of amount $647 is included in discontinued operations (refer Note 22).

On March 3, 2015, the Company has signed an advisory agreement with Harmonia Shipping Management Inc in order to act as commercial advisor for the commercial operation and trading of five bitumen tankers. In consideration of the above services, the Company agreed to pay the fee of $390 for the first year and $150 per year from the second year through March 2, 2018. The fee is payable in common shares by dividing the amount payable by the closing price for the trading day immediately prior to the payment date.

Coal Sale Purchase Agreements (CPAs)

New Lead JMEG LLC, a joint venture affiliate established in April 2012 , entered into two Coal Sale Purchase Agreements with a third party located in Kentucky, USA, to purchase thermal coal, which is used in power plants for electricity generation and other industrial uses. Pursuant to various communications, the third party is not in the position to meet its contractual obligations under the CPAs. As a consequence, the Company considers the agreements as terminated.

(2)	Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. As of December 31, 2015, the Company has provided in respect of all claims an amount equal to $3,641 ($3,457 as of December 31, 2014). Other than those listed below, there are no material legal proceedings to which the Company is a party:

● The charterers of the Newlead Avra notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

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

●The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

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

The Company accrues for the cost of environmental liabilities related to vessels when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.

Other than as described above, the Company has not been involved in any legal proceedings which may have, or have had a significant effect on its financial statements, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its financial statements.

Joint Venture (26%) Contingencies

On June 21, 2013, New Lead JMEG LLC entered into a coal purchase agreement (the "CPA") with Transasia Commodities Limited ("Transasia") for a shipment of 110,000 metric tonnes of coal to be delivered on about mid July 2013. Transasia was presented to be “a UK based company focused on trading commodities in niche markets, including coal, crude oil and oil products, throughout the world. The company is also involved in production, processing, transportation, and storage of energy commodities”. New Lead JMEG LLC failed to provide the coal, thus admitted being in breach of the CPA and requested Transasia to present their damages so as to proceed with remuneration. The estimated lost profit according to Transasia was about $290, yet their consequential commercial damages were alleged to be in excess of $6,000. New Lead JMEG LLC was requested to agree to this amount despite the lack of evidence, failing which, proceedings would be commenced.

Transasia commenced proceedings before the Supreme Court of the State of New York against New Lead JMEG LLC, NewLead, NewLead Holdings (US) Corp., Mr. Zolotas and Mr. Jan Berkowitz, for nonperformance of the CPA. The requested amount of damages has measured to be $10,000, however, no evidence of damages are presented with any reasonable clarity.

By way of background, Transasia was incorporated on September 7, 2012 as Zif Energy (UK) Limited. It was sold and renamed to its present name and ownership on February 12, 2013, when it started trading. For the period to September 30, 2013 which was about the time of the New Lead JMEG LLC contract, TransAsia Commodities reported a turnover of $82 and a net accumulated loss of GBP 134,635. No other revenue was reported and on the December 18, 2014 that company was placed into voluntary liquidation, having remained active for a total of 674 days.

Two months before Transasia’s filing for liquidation, on September 19, 2014, a similar company named “Transasia Commodities Investment Corp Ltd” was incorporated and on October 10, 2014 was renamed to “Transasia Commodities Investment Ltd” (“new Transasia”). By way of a deed of assignment dated November 7, 2014 and with the liquidators’ approval, Transasia has sold to the new Transasia all its rights to the claim against New Lead JMEG LLC et al at an amount of GBP 10,000 and 25% of all sums that may be recovered after deduction of all legal costs incurred in conducting these proceedings. To date, the New Lead JMEG LLC has incurred legal costs in excess of $1,500 to defend this case.

The Company does not anticipate any amount in excess of the amount accrued, to be material to the financial statements, for possible loss related to this claim.

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

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.

In relation to the coal business which is subject to taxation in the U.S., as of December 31, 2015, the Company had net operating loss carryforwards totaling approximately $38,091 available to offset federal and state taxable income in future years. These operating loss carryforwards will begin to expire in 2033 for federal purposes and 2028 for state purposes, if not previously utilized. As of December 31, 2014, the Company had net operating loss carryforwards totaling approximately $13,494 available to offset federal and state taxable income in future years. These operating loss carryforwards will begin to expire in 2033 for federal purposes and 2028 for state purposes, if not previously utilized. The amount of $641 of operating loss carryforwards will expire in 2033, the amount of $25,434 of operating loss carryforwards will expire in 2034 and the amount of $12,982 of operating loss carryforwards will expire in 2035. The net operating loss carryforwards may be limited to use in any particular year based on Internal Revenue Code (“IRC”) Section 382 related to change of ownership restrictions. Section 382 of the IRC imposes an annual limitation on the utilization of NOL carryforwards based on long-term bond rates and the value of the corporation at the time of a change in ownership as defined by Section 382 of the IRC. In addition, future stock issuances may subject the Company to further limitations on the utilization of its net operating loss carryforwards under the same Internal Revenue Code provision.

The approximate income tax effect of the net operating loss carryforwards and other temporary differences that give rise to the Company’s deferred income tax assets (liabilities) as of December 31, 2015 and 2014 were as follows:

	As of December 31, 2015	As of December 31, 2014
Net operating loss carryforwards	$14,817	$5,249
Property, Leased mineral rights and Mine development costs	3,801	(486)
Goodwill	8,419	(684)
Acquisitions Costs	-	937
Provision for doubtful accounts	382	-
Interest payable	1,086	660
Allowance for credit receivable	2,551	2,551
Notes payable	2,194	2,194
Asset retirement obligations	-	83

Total deferred income tax assets, net	33,250	10,504
Less valuation allowance	(33,250)	(10,504)
Net deferred income tax assets	$-	$-

The Company provided a full valuation allowance on the total amount of its net deferred income tax assets as of December 31, 2015 and 2014 since management believes that it is more likely than not that these assets will not be realized. The reconciliation of the Company’s income taxes for the period ended December 31, 2015 and 2014 which would be determined by applying federal statutory rates to income before income taxes is as follows:

	As of December 31, 2015	As of December 31, 2014
Tax benefit at federal statutory rate (35%)	$(20,463)	$(8,042)
Goodwill impairment	-	1,826
State tax benefit, net of federal impact	(2,280)	(896)
Other	(3)	652
Change in valuation allowance	22,746	6,460
Net income tax provision (benefit)	$-	$-

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2015 , the tax years ended December 31, 2015, 2014 and 2013 were open for potential examination by Federal and state taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2015, 2014 and 2013.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

21.	TRANSACTIONS INVOLVING RELATED PARTIES AND AFFILIATES

Terra Stabile S.A./Terra Norma S.A.

The Company leases office space as well as warehouse space in Piraeus, Greece from Terra Stabile, which is controlled by Michail Zolotas, the Company’s President, Chairman, Chief Executive Officer and member of the Company’s Board of Directors. In November 2009 and February 2010, the Company and Terra Stabile entered into a 12-year lease agreement in relation to the office space, which were amended during January 2015 regarding the monthly rent for the years of 2015, 2016 and 2017 and on April 28, 2010, the Company and Terra Stabile entered into a 12-year lease agreement for the warehouse space, which was also amended during January 2015 regarding the monthly rent for the years of 2015, 2016 and 2017 (Refer to Note 19). In January 2015, the Company entered into annual lease agreements with Terra Norma and Terra Stabile, which are also controlled by Michail Zolotas in relation to office parking. Total rent for the years ended December 31, 2015, 2014 and 2013 was approximately $241, $293 and $308, respectively. On August 19, 2015, the Company issued 141,667 common shares in order to settle amount of $121 in respect of a new settlement agreement signed on June, 1, 2015. On November 24, 2015, the Company issued 41 Series A-1 Preference shares in order to settle the true up clause obligations of 2013 liabilities with Terra Stabile and Terra Norma. During the year ended December 31, 2014, the Company issued, according to their respective settlement and subscription agreements, an aggregate of 15,401 common shares which vested upon issuance, to settle true up clause obligations of 2013 liabilities with Terra Stabile and Terra Norma. During the year ended December 31, 2013, the Company issued, according to their respective settlement and subscription agreements, an aggregate of one common share which vested upon issuance, to settle outstanding liabilities of $416 with Terra Stabile and Terra Norma.

Aurora Properties Inc.

On November 24, 2015, the Company issued 60 Series A-1 preference shares in order to settle the true up clause obligations 2013 and 2012. During the year ended December 31, 2014, the Company issued 10,287 common shares to settle true up clauses liabilities of 2013 and 2012. During the year ended December 31, 2013, the Company issued one common share to settle $548 for various administrative services provided by Aurora Properties Inc., which is directed by Michail Zolotas, the President, Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors.

Affiliates

On April 11, 2012 the Company established New Lead JMEG LLC, through one of our wholly-owned subsidiaries, NewLead Holdings (US) Corp with J Mining & Energy Group, Inc. as a joint venture to engage in the business of the purchasing and trading of certain commodities, principally coal. The Company has joint control with J Mining & Energy Group, Inc. of New Lead JMEG LLC and is entitled to and is liable for the total net assets of the joint venture. In any and all contracts relating to coal mining and sales of coal in the United States, under the joint venture operations, Jan M. Berkowitz, the President and Chief Executive Officer of J Mining & Energy Group, Inc., was nominated, constituted and appointed with full power during 2012 to execute and legally bind to act on behalf of us in the negotiation of deals related to coal-bearing properties in the United States. For more details for these transactions refer to Note 6

On October 12, 2015, Mr. Jan M. Berkowitz, filed a voluntary petition for relief in the United States Bankruptcy Court for the Western District of North Carolina under Chapter 11 of Title 11 (the “Bankruptcy Code”) of the United States Code. Furthermore, pursuant to Section 362 of the Bankruptcy Code, the filing of the petition stays, among other matters, the initiation or continuation of judicial, administrative, or other actions or proceedings against the Debtor or any act to obtain possession of or exercise control over property of Jan M. Berkowitz.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

22.	DISCONTINUED OPERATIONS

Shipping

During the year ended December 31, 2012, the Company sold twelve vessels and one hull, and three lenders foreclosed on the shares of the respective vessel owning companies and determined that the sales and the foreclosures met the requirements for these vessels and vessel owning companies to be classified as discontinued operations, which are reflected in the Company’s consolidated statements of operations for all periods presented. The net income from discontinued operations - Shipping was $ 711, 2,934, and net loss 11,422 for the years ended December 31, 2015, 2014 and 2013, respectively.

Coal

During late 2015, the management of the Company, in consultation with the Company’s Board of Directors, committed to a plan to sell the Company’s coal operations. The Company’s coal operations included in the plan are the Company’s VAG, VPP and Five Mile (the Five Mile was previously classified as Advances for acquisition of coal property since the titles of ownership have not been transferred to the Company as yet). As a result of this commitment to sell the coal operations, the Company’s consolidated financial statements present the coal assets and liabilities as held for sale.

The Company’s coal operations are currently available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such operations. The Company is currently in negotiations to sell all of its coal operations with an identified buyer and the Company believes it is currently probable that it will complete the sale of its coal operations prior to the end of 2016.

The Company’s coal operations have experienced significant difficulties due to poor economic conditions, low coal prices, which also resulted in low demand for the Company’s coal processing plant (VPP) and limited working capital to fund the continued development of the company’s coal resources. After several months of marketing its coal operations, the Company is currently considering to sell its operations for all stock in a prospective buyer, with no up-front cash received. Because of the significant recent disruptions in the coal market, the anticipated fair value of any equity securities to be received from a prospective buyer is estimated to be zero due to the significant risks involving the possibility that any prospective buying entity would be able to turn the coal operations into a profitable business given the current market conditions. Given these considerations, and the recent bankruptcy of several significant entities in the coal industry, the Company has estimated the value of any consideration received in the form of equity to be zero when determining the fair value of the assets to be sold for impairment purposes. This assessment resulted in the full impairment of the Company’s coal operations during 2015 of $55,675. See the analysis below.

	As of December 31,	As of December 31,
	2015	2014
Cash and cash equivalents	$6	$2
Trade receivables, net	11	568
Other receivables	911	1,437
Prepaid expenses	62	119
Other fixed assets	7	-
Current assets held for sale	$997	$2,126

Restricted cash	-	152
Advances for acquisition of coal property	-	21,855
Property, equipment and mine development costs, net	-	9,469
Owned and leased mineral rights, land and building, net	-	1,771
Other fixed assets	-	11
Goodwill	-	23,314
Long-term assets held for sale	$-	$56,572

Accounts payable, trade	2,077	3,984
Accrued liabilities	1,293	389
Asset retirement obligations	1,077	-
Current liabilities held for sale	$4,447	$4,373

Asset retirement obligations	-	1,050
Long-term liabilities held for sale	$-	$1,050

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

Results of coal operations are included in discontinued operations as follows:

	For the year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
Coal Revenue	$83	$532	$203
Cost of coal processing and other related coal costs	(1,257)	(3,035)	(75)
Selling, general and administrative expenses	(1,990)	(9,201)	(29,045)
Accretion	(28)	(71)	(37)
Depreciation and amortization expense	(742)	(796)	(17)
Impairment losses	(55,675)	(9,034)	-
Interest and finance expense	(14)	(22)	(20,002)
Interest income	-	43	-
Other income, net	1,604	318	1
Change in fair value of financial instruments	-	482	(482)
Loss from discontinued operations Coal	$(58,019)	$(20,784)	$(49,454)
Net income / (loss) from discontinued operations Shipping	$711	2,934	(11,422)
Loss from discontinued operations	$(57,308)	(17,850)	(60,876)

On January 1, 2013, the Company agreed to issue to J Mining & Energy Group one common share as a prepayment for its assistance in supervising, securing and executing the acquisitions of Five Mile (Note 5). The share was issued on March 28, 2013 and vested upon issuance. The share issued to J Mining & Energy Group was recorded in “Selling, general and administrative expenses” in the amount of $26,774 during 2013.

Interest and finance expense include mainly financing expenses is related to coal acquisitions in the amount of $20,000 (Note 13).

The restricted cash as of December 31, 2014 consisted of credit cards deposits of $50 and a standby letter of credit amount of $102.

On December 9, 2013, the Company acquired the membership units of VPP (see Note 5). The acquisition was accounted for under the acquisition method of accounting and, accordingly, the identifiable assets acquired and liabilities assumed were recorded at their fair values. The excess of the fair value of total liabilities assumed and other consideration over total identifiable assets acquired resulted in a premium (goodwill) of $28,007. The goodwill only relates to the Company’s coal processing plant, reporting unit.

The Company’s intention to sell VPP resulted in impairment of goodwill of $23,314 for the year ended December 31, 2015. The Company’s annual impairment test for coal business as of December 31, 2014, resulted in impairment of goodwill of $4,693, due to the sharp decrease in coal prices in 2014. The future cash flows for the goodwill impairment test as of December 31, 2014 were determined by considering the monthly processing of 110 tons of raw coal in relation to VPP for a useful life of 12 years. For 2014 impairment purposes, annual production for 2015 and 2016 was considered to be 30 tons and 83 tons, respectively, due to the future projection of the market for coal. Expenses were forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred in generating revenue in the coal processing plant, and operating strategies and specific forecasted operating expenses to be incurred are forecasted by applying an inflation rate of 2% considering the economies of scale due to the coal operation’s anticipated growth. The weighted average cost of capital (WACC) used was 12%. As of December 31, 2013, no triggering event had occurred requiring an impairment to be recorded.

Property, equipment, and mine development costs consisted of the following:

	As of December 31, 2015	As of December 31, 2014
Production equipment	$-	$9,198
Mine development	-	1,052
Total property, equipment and mine development costs	-	10,250
Less accumulated depreciation	-	(781)
Total property, equipment and mine development costs, net	$-	$9,469

Owned and leased mineral rights, land and building, net consisted of the following:

	As of December 31, 2015	As of December 31, 2014
Land	$-	$490
Buildings	-	266
Leased Mineral interests	-	1,034
Total owned and leased mineral rights, land and building	-	1,790
Less accumulated depreciation and depletion	-	(19)
Total owned and leased mineral rights, land and building, net	$-	$1,771

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

The Company’s management’s decision to sell VPP and VAG resulted in full impairment of the outstanding balances for the year ended December 31, 2015. Leased mineral interests were reviewed for impairment due to changes in circumstances that indicated that the carrying amount of leased mineral interests may not be recoverable, according to the addendum dated December 31, 2014. Effective December 31, 2014, an amendment to the VAG unit purchase agreement was executed with the seller which reduced the purchase price for the VAG membership interest to $3,300. The amendment resulted from the inability of the seller to extend the minerals lease that covered a significant portion of the subject minerals, which was one of the post-closing conditions of the acquisition, and due to a downturn in market conditions. As a result of the amendment, the Company was released from net liabilities (net of working assets assumed on the acquisition date) of $8,444, which included the remaining amount due under the original promissory note of $4,500 and the related share proceed guarantee and accrued interest. The Company received a receivable from the seller for the remaining difference between the original purchase price of $15,000 and the revised purchase price of $3,300. The Company impaired the remaining difference between the total amount capitalized, net of release from liabilities and receivables received, and the discounted cash flows attributable to minerals leases that remained after the amendment, resulting in an impairment charge of $4,341 recorded as of December 31, 2014. In connection with the receipt of the receivable from the seller, the Company recorded a $6,558 allowance for doubtful accounts in Selling, General and Administrative Expenses.

Recoverability is measured by a comparison of the carrying amount of leased mineral interests to the estimated future undiscounted cash flows expected to be generated by it. If the carrying amount exceeds its estimated future undiscounted cash flows, an impairment charge is recognized equal to the amount by which the carrying amount exceeds the fair value of leased mineral interests. The future cash flows from operations during 2014 were determined by considering the Company’s mining plan for one year. According to the plan, the Company expects to mine 205 tons in one year. Expenses were forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred or has obtained after monitoring the market.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

In 2015, the Company assessed that significant indicators were present that indicated an impairment on long-lived assets. The indicators analyzed are as follows:

●             A significant decrease in the market price of a long-lived asset (asset group)

●             A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

●             A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

●             An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

●             A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

●             A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

Since the above indicators were present, the Company further assessed that the long-lived assets were not recoverable considering that there were no cash flows expected from the operation of the coal assets. Due to the current economic environment, the Company concluded from a market participants’ perspective, there would be no residual value, except for recovery of certain asset recovery obligations recovered. Therefore, the carrying amount of the assets would be written off and the company impaired 100% of the long-lived assets. For the year ended December 31, 2015, the Company recorded an impairment charge totaling $32,361 in discontinuing operations of coal segment.

For the year ended December 31, 2013, the Company did not record an impairment charge in respect of its coal business operations.

Asset Retirement Obligations

The Company was subject to certain environmental and regulatory obligations which requires the Company to restore the mine properties after the mining has been completed. As a result, the Company had recognized an asset retirement obligation in the period in which the obligation was incurred in accordance with ASC 410, Asset Retirement and Environmental Obligation (“ARO”). As a result of the acquisition of Viking Acquisition Group, LLC and Viking Prep Plant, LLC, respectively, the Company recorded an ARO in the amount of $1,077 and $1,050 at December 2015 and 2014, respectively. The ARO recorded in connection with the Viking mine acquisition represented the accumulated ARO related to mining activities performed by previous owners. The amounts were included in the liabilities held for sale.

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net loss. In addition to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures. The net income from discontinued operations in shipping for years ended December 31, 2015 and 2014 was mainly due to claims and credit notes received by the Company for the discontinued vessels.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

23.	SUBSEQUENT EVENTS

a)             Common Shares, Preference Shares, Reverse splits and Warrants

During the period from January 1, 2016 until the date of this report, the Company issued an aggregate of 1,025,642 common shares for the conversion of two Series A-1. Due to a misinterpretation of the conversion mechanism of the Series A-1, there was an over issuance of common shares and the Company have come into an agreement with the holder to set off any future conversions until the excess shares are returned to the Company.

During the period from January 1, 2016 until the date of this report, the Company issued an aggregate of 24,914,032 common shares for the partial conversion of the 8% note dated August 27, 2015 issued to Toledo Advisors LLC of notional amount $350.

During the period from January 1, 2016 until the date of this report, the Company issued an aggregate of 4,986,667 common shares for the partial conversion of the $24,000 note issued to Pallas Highwall Mining, LLC.

During the period from January 1, 2016 until the date of this report, the Company issued an aggregate of 3,600,000 common shares for the true up liability of the note dated March 2, 2015.

During the period from January 1, 2016 until the date of this report, the Company issued an aggregate of 1,011,591 common shares for the partial conversion of the 8% note dated May 15, 2015 with Atlas Long Term Growth Fund LLC of notional amount of $300. Moreover, the aggregate of 334,909 common shares have been issued in respect of legal fees of this note.

During the period from January 1, 2016 until the date of this report, the Company issued an aggregate of 4,516,111 common shares for the partial conversion of the TCA debenture with maturity date of February 24, 2017 and notional amount of $4,250.

On March 4, 2016, a consolidation of the Company’s common shares was effected at a ratio of 1 for 300, following a second reduction of the Company’s share capital on March 28, 2016, that reduced the par value of the common shares to $0.00001 by way of cancelling paid-up share capital to the extent of $0.00999 on each issued common share.

During the period from January 1, 2016 until the date of this report, the Company authorized to issue an aggregate of 1,500 Series B to Michail Zolotas in connection with his 2016 annual base salary under the terms of his employment agreement.

b)             Lease Agreements and Finance leases

On January 1 and 11, 2016, the Company entered into two annual lease agreements with Terra Norma S.A. and Nouvelle Marine Ltd, respectively. The lease agreement entered into with Terra Norma S.A., which is controlled by Michail Zolotas, the Company’s President, Chairman, Chief Executive Officer and member of the Company’s Board of Directors, is in relation to office parking space at a monthly aggregate rate of approximately €1,540. The second lease agreement entered into with Nouvelle Marine Ltd is in relation to office parking space at a monthly aggregate rate of approximately €660.

December 31, 2016	$233
December 31, 2017	224
December 31, 2018	400
December 31, 2019	406
December 31, 2020	412
Thereafter	408
$2,083

On April 15, 2016 the Company, Frourio Compania Naviera S.A. and Flegra Compania S.A., entered into two respective tripartite agreements with the National Bank of Greece (“NBG”), the bank that has first priority mortgage on the vessels Ioli and Katerina L, to assign to NBG all rights and interests which at any time has in connection with the insurances.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

c)             Charter Agreements

On January 1, 2016, came in effect a contract of affreightment for Katerina L that the Company signed on November 11, 2015 for the transportation of sixteen voyages, or at the Charterer’s option up to twenty-four voyages, for minimum of 3,100 tons per voyage within a twelve month period.

On February 2, 2016 the Company entered into a four to seven months time charterer agreement, at the charterers' option, which commenced February 21, 2016, for vessel Newlead Victoria.

On April 07, 2016 the Company entered into a six months time charterer agreement, which commenced April 22, 2016, for vessel Ioli.

d)             Acquisition of Companies

On March 11, 2016 the Company entered into two transfer of shares agreements with Mr. Dimitrios Kritsas to acquire 100% of the share capital of two companies the Onyx Corporation S.A. and the Pearl Corporation S.A. together with assets and liabilities, that owned a Handymax dry bulk vessel MV Aurora Onyx built in 2002 of 47,305 dwt (the “Aurora Onyx”) and a Handymax dry bulk vessel MV Aurora Pearl built in 2000 of 46,709 dwt (the “Aurora Pearl”), respectively. The consideration was one dollar for each company. The Aurora Onyx and Aurora Pearl are mortgaged under two loan agreements with HSBC dated November 23, 2010 and October 8, 2010, respectively.

On March 22, 2016, the Company entered into a transfer of shares agreement with Mr. Dimitrios Kritsas to acquire 100% of the share capital of Kritsas Shipping S.A., a ship management company, which undertakes the management of Aurora Onyx, Aurora Pearl and vessel Aurora Amethyst, a dry bulk carrier owned by an unrelated third party. Kritsas Shipping S.A. was renamed to Newlead Shipmanagement S.A. on April 21, 2016.

e) Management of vessels

On March 9, 2016, the Company and the owner of vessel Gema, mutually agreed to terminate the BIMCO management agreement dated March 10, 2014, pursuant to which the Company provided the technical management to the vessel. As of March 10, 2016, the Gema had been redelivered to her owner and was no longer under the management of the Company.

On March 22, 2016, the Company entered into a BIMCO management agreement with the owner of the vessel Aurora Amethyst, in respect of the technical and crew management of the vessel for a period of three months at the daily rate of $0.35. On May 25, 2016, mv Aurora Amethyst was sold and delivered to her new owners. In accordance to the relevant provisions of the BIMCO management agreement, the management of the vessel by the Company is therefore terminated as of May 25, 2016.

f)              Defaults and arrests

According to the loan agreement of Onyx with HSBC, any change of the beneficial ownership or control of the borrower is not permitted unless the consent of the bank is provided. The seller of Onyx, Mr. Dimitrios Kritsas, failed to acquire the consent of HSBC for the change of the beneficial ownership of Onyx. To this end, the bank rendered Onyx and Kritsas in default under the loan agreement and by way of securing its’ interest, the bank on April 15, 2016 arrested the vessel Aurora Onyx due to non-performance of the contractual obligations of Onyx under the loan agreement with HSBC. In continuation of the arrest, on May 19, 2016 the court of South Africa ordered Aurora Onyx to be sold and as of May 25, 2016, the vessel was delivered to her new owners. The Company’s intention is to assist in all ways possible for the smooth conclusion of this matter. Based on representations made by representatives of the bank, the Company does not believe it will have any liability in connection with this matter.

In accordance to the loan agreement of Pearl with HSBC dated October 8, 2010, any change of the beneficial ownership or control of the borrower is not permitted unless the consent of the bank is provided. The seller of Pearl, Mr. Dimitrios Kritsas, failed to acquire the consent of HSBC for the transfer of the beneficial ownership of Pearl to the Company. To this end, the bank rendered Pearl and Kritsas in default under the loan agreement. On April 26, 2016, Pearl was served with a notice of acceleration, termination and demand pursuant to the loan agreement with HSBC. As of the date of this report, the bank is seeking ways to exercise its’ rights against the vessel. The Company’s intention is to assist the bank in exercising its’ rights and remedies for the smooth conclusion of this matter. Based on representations made by representatives of the bank, the Company does not believe it will have any liability in connection with this matter.

On January 8, 2016, the Company received a notice of default by the noteholder Ray Capital Inc. On April 19, 2016, the vessel Newlead Castellano was served with a warrant of arrest by the noteholders Ray Capital Inc, Cheyenne Holding Ltd, Oppenheim Capital Ltd and Labroy Shiptrade Limited. As of the date of this report, the vessel Newlead Castellano remains arrested at the port of Georgia in Savannah until the matter in dispute is resolved amicably between the concerned parties.

g)             New Debenture

On March 02, 2016, the Company issued an extension debenture of the amount $452 to TCA Global Credit Master Fund LP with maturity date March 02, 2017. This extension debenture is issued pursuant to the second paragraph of clause 1.01 of the $600 senior secured convertible redeemable debenture with TCA Global Credit Master Fund LP with maturity date February 24, 2016. The extension debenture accumulated all the obligations under the $600 senior secured convertible redeemable debenture with maturity date February 24, 2016, true up clause and unconverted principal to this new extension debenture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.

By:         /s/ Michail Zolotas

Chief Executive Officer Dated: May 25, 2016